As filed with the Securities and Exchange Commission on December 31, 2024

No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact name of registrant as specified in its charter)

Delaware	6798	80-0139099
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
300 Crescent Court, Suite 700 Dallas, Texas 75201 Telephone: (214) 276-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matt McGraner
Executive VP, Chief Investment Officer and Secretary
300 Crescent Court, Suite 700
Dallas, Texas 75201
(214) 453-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Charles T. Haag Winston & Strawn LLP 2121 North Pearl Street, Suite 900 Dallas, Texas 75201 (214) 453-6500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, please place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER AND SALE IS NOT PERMITTED.

PRELIMINARY INFORMATION CIRCULAR/PROSPECTUS DATED DECEMBER     , 2024, SUBJECT TO COMPLETION

NEXPOINT

HOSPITALITY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF

UNITHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON FEBRUARY , 2025

December     , 2024

Notice of Annual AND SPECIAL Meeting of Unitholders	1

Additional Information	4

About this document	4

Management Information Circular	5

Proxy Solicitation and Voting	5
Appointment of Proxies	5
Revocation of Proxies	6
Voting of Proxies	6
Solicitation of Proxies	6
Quorum	7

Information for Beneficial Holders of Securities	7

Attending and Voting at the Virtual Meeting	7
Attendance	7
Registered Holders	8
Beneficial Holders	9

Voting Securities and Principal Holders Thereof	9
Units	9
Class B Units	9
Eligibility for Voting	10
Principal Unitholders	10
Voting Results	10

Summary	11

Matters to be Considered at the Meeting	18
1. Financial Statements	18
2. Election of Trustees	18
Advance Notice Policy	18
Majority Voting Policy	18
Nominees	19
Corporate Cease Trade Orders or Bankruptcies	23
Personal Bankruptcies	24
Penalties or Sanctions	24
3. Appointment of Auditors	24
4. Approval of Amendments to COVID Loans	25
5. Approval of Amendments to CDOR Loans	29
6. Approval of Transaction Resolution	32
Risk Factors	62
Accounting Treatment of the Transaction	66
Information with Respect to NHT	66
Information with Respect to NXDT	69
Certain Canadian Federal Income Tax Considerations	81
Certain U.S. Federal Income Tax Considerations	86
Comparison of Securityholder Rights	116

- i -

Information Regarding NXDT’s and NHT’s Properties	124

Compensation	128
Overview	128
Principal Elements of Compensation	129
Base Salaries	129
Annual Cash Bonuses	129
Long-Term Compensation Plans	129
Deferred Unit Plan	129
Omnibus Equity Incentive Plan	133
Suspension of Omnibus Plan and Deferred Unit Plan	136
Compensation Risk	136
Unit Ownership Policy	136
Compensation – Trustees	137
Table of Compensation Excluding Compensation Securities	139
Advisory and Management Agreements	140

Governance Practices	140
Composition of Board of Trustees and Independence	140
Nomination of Trustees	141
Term Limits	141
Board Mandate	141
Position Descriptions	141
Orientation and Continuing Education	142
Ethical Business Conduct	142
Board Committees	143
Audit Committee	143
Compensation, Governance and Nominating Committee	144

Indebtedness of Trustees and Officers	144

Interests of Certain Persons or Companies in Matters to be Acted Upon	144

Interest of Informed Persons in Material Transactions	144

Other Business	145

Additional Information	145

Legal Matters	145

Experts	145

Approval of Trustees	146

Appendix A Glossary of Terms	A-1

Appendix B Resolution Regarding Approval of Amendments to COVID Loans	B-1

Appendix C Resolution Regarding Approval of Amendments to CDOR Loans	C-1

Appendix D Form of Transaction Resolution	D-1

- ii -

- iii -

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of trust units (“Unitholders”) of NexPoint Hospitality Trust (“NHT” or the “REIT”) will be held virtually via live webcast on  February     , 2025 at      (Toronto time), for the following purposes:

1.	TO RECEIVE and consider the financial statements of NHT for the year ended December 31, 2023, and the report of the auditor thereon;

2.	TO ELECT members of the board of trustees of NHT for the ensuing year;

3.	TO APPOINT the auditor of NHT for the ensuing year and to authorize the board of trustees of NHT to fix the remuneration of the auditor;

4.

TO CONSIDER, and if deemed advisable, to pass an ordinary resolution (in the form attached as Appendix B to the accompanying information circular/prospectus) approving certain amendments to the convertible promissory notes issued by the REIT between September 2019 and May 2021, which resolution, to be effective, must be passed by an affirmative vote of a simple majority of the votes cast by the Unitholders, excluding the votes cast by such Unitholders that are required to be excluded pursuant to Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”);

5.

TO CONSIDER, and if deemed advisable, to pass an ordinary resolution (in the form attached as Appendix C to the accompanying information circular/prospectus) approving certain amendments to the convertible promissory notes issued by CDOR Option Sub, LLC on October 30, 2020 and December 22, 2020, which resolution, to be effective, must be passed by an affirmative vote of a simple majority of the votes cast by the Unitholders, excluding the votes cast by such Unitholders that are required to be excluded pursuant MI 61-101;

6.

TO CONSIDER, and if deemed advisable, to pass resolutions (the “Transaction Resolution”) (in the form attached as Appendix D to the accompanying information circular/prospectus), approving certain transactions contemplated in the agreement and plan of merger among, inter alia, the REIT and NexPoint Diversified Real Estate Trust (“NXDT”) made as of November 22, 2024, including, without limitation, the: (i) reorganization of the REIT, pursuant to which each Unitholder will elect to either (a) contribute all of such Unitholder’s equity interests in the REIT to NexPoint Hospitality Trust, Inc., a newly formed Delaware corporation (“New NHT”) in exchange for common shares of New NHT, or (b) have all of such Unitholder’s equity interests in the REIT redeemed for cash as described in and in accordance with, the proposed amendments to the Declaration of Trust (in the form attached as Appendix D to the accompanying information circular/prospectus), and, immediately thereafter, New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT; and (ii) the merger of New NHT with and into NXDT Intermediary, LLC (“NXDT Intermediary”), with NXDT Intermediary being the surviving entity (such transactions, the “Transaction”), all as more particularly described in the information circular/prospectus, which resolution, to be effective, must be passed by an affirmative vote of Unitholders by special resolution and an affirmative vote of a simple majority of the votes cast by the Unitholders, excluding the votes cast by such Unitholders that are required to be excluded pursuant to MI 61-101; and

7.	TO CONSIDER such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The information circular/prospectus contains details of the matters to be considered at the Meeting. No other matters are contemplated, however, any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be held in a virtual-only format, which will be conducted via live webcast over the internet. Unitholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. Unitholders who choose to attend the Meeting will do so by accessing a live webcast of the Meeting via the internet by visiting: https://virtual-meetings.tsxtrust.com/1736 (password: nexpoint2025). Unitholders will be able to listen to the Meeting live and submit questions while the Meeting is being held. Unitholders who are unable to attend the virtual Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided.

If you wish to appoint a proxyholder other than the management nominees identified in the form of proxy or voting instruction form, be it yourself or a third party, you must carefully follow the instructions in the attached information circular/prospectus and on your form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form, as applicable. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number. Without a control number, the proxyholder will not be able to participate in or vote at the virtual Meeting. It is the responsibility of the Unitholder to register their proxyholder with TSX Trust Company in advance of the Meeting by completing and returning a “Request for Control Number” form, by no later than       (Toronto time) on February     , 2025 or, if the Meeting is postponed or adjourned, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time of such postponed or adjourned meeting. The “Request for Control Number” form is available at https://www.tsxtrust.com/control-number-request.

If you are a Registered Holder (as defined in the information circular/prospectus), you must vote your proxy before February     , 2025 at      (Toronto time), or, if the Meeting is postponed or adjourned, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time of such postponed or adjourned meeting, in order for such vote to be valid at the Meeting. Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend.

Included with this letter is a form of proxy for use by Registered Holders. Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy. To be valid, proxies must be signed and deposited with TSX Trust by mail to TSX Trust Company, P.O. Box 721, Agincourt Ontario M1S 0A1, Attention: Proxy Department, by facsimile to 1-416-595-9593, by email to proxyvote@tmx.com with a scanned copy of your completed form of proxy, or electronically online with your 12‑digit Control Number at www.meeting-vote.com, by no later than     (Toronto time) on  February     , 2025, or, if the Meeting is adjourned or postponed, at least 48 hours prior to such adjourned or postponed Meeting (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario).

Unitholders who hold their units through a nominee such as a broker, an intermediary, a trustee or other person (each, an “Intermediary”), or who otherwise do not hold their units in their own name (“Beneficial Holders”) should note that units held by such Intermediaries on behalf of a Beneficial Holder can only be voted at the direction of the Beneficial Holder. Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Holders in advance of unitholder meetings. Intermediaries have their own mailing procedures and provide their own return instructions to Beneficial Holders, which should be carefully followed by Beneficial Holders in order to ensure that their units are voted at the Meeting. The accompanying information circular/prospectus provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice of meeting.

If you are a Registered Holder, you will also be sent a Letter of Transmittal and Election (printed on YELLOW paper) explaining how to deposit your Units in order to receive either $0.36 cash per Unit (the “Cash Consideration”) or one (1) New NHT Share, which will subsequently be converted into the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the NYSE for the ten (10) trading days prior to closing of the Transaction (the “Share Consideration” and together with the Cash Consideration, the “Reorganization Consideration”) under the Reorganization (as defined below). TSX Trust Company (the “Depositary”) will need to receive the applicable Letter of Transmittal and Election completed by you, if you are a Registered Holder, before paying you any Reorganization Consideration under the Reorganization. If you are a Beneficial Holder, you must ensure that your Intermediary completes the necessary transmittal documents to ensure that you receive your preferred Reorganizaiton Consideration for your Units .

The Letter of Transmittal and Election, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by the Depositary by mail to TSX Trust Company, 301-100 Adelaide Street West, Toronto Ontario M5H 4H1, Attention: Corporate Actions Department by no later than      (Toronto time) on February     , 2025 or your election will not be processed. If you do not complete and return the enclosed Letter of Transmittal and Election or provide instructions to your Intermediary, you will be deemed to have elected to receive the Share Consideration in connection with the Reorganization. Notwithstanding the foregoing, if you are a Registered Holder, you will not receive your Reorganization Consideration under the Reorganization until after closing of the Transaction and you have returned your properly completed documents, including each applicable Letter of Transmittal and Election, and the certificate(s) representing your Units to the Depositary. If you are a Beneficial Holder, and you fail to instruct your Intermediary to complete and return the enclosed Letter of Transmittal by the election deadline, you will be deemed to have elected to receive the Share Consideration, and will receive your Share Consideration after closing of the Transaction.

If you have any questions or need assistance with the completion and delivery of your proxy or voting instruction form, please contact TSX Trust Company by phone at 416-682-3860 or 1-800-387-0825 (toll-free in North America), or by e-mail at shareholderinquiries@tmx.com.

The financial statements for the year ended December 31, 2023 and the report of the auditor thereon are available on the SEDAR+ website at www.sedarplus.ca.

Unitholders of record at the close of business on December 30, 2024 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting.

The accompanying information circular/prospectus provides you with important information about the annual and special meeting, the Transaction and each of the proposals. NHT and NXDT encourage you to carefully read this entire document, including in particular the matters discussed in the section titled “Risk Factors” beginning on page 62.

DATED at Toronto, Ontario this      day of December, 2024.

BY ORDER OF THE BOARD OF TRUSTEES “James Dondero” Chair of the Board of Trustees NexPoint Hospitality Trust

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This information circular/prospectus is dated December     , 2024, and is first being mailed to the Unitholders on or about January     , 2025.

ADDITIONAL INFORMATION

This information circular/prospectus incorporates by reference important business and financial information about NHT and NXDT from other documents that are not included in or delivered with this information circular/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this information circular/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

NexPoint Hospitality Trust 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Corporate Secretary Telephone: (214) 276-6300	NexPoint Diversified Real Estate Trust 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Corporate Secretary Telephone: (214) 276-6300

Investors may also consult the websites of NHT or NXDT for more information about the companies. The website of NHT is www.nexpointhospitality.com, and the website of NXDT is nxdt.nexpoint.com. Information included on these websites is not incorporated by reference into this information circular/prospectus.

If you would like to request any documents, please do so by February     , 2025, in order to receive them before the annual and special meeting.

For more information, see “Incorporation of Certain Information by Reference; Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This information circular/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by NXDT (File No. 333-    ), constitutes a prospectus of NXDT under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to NXDT’s common shares, par value $0.001 per share (the “NXDT Common Shares”), to be issued in connection with the Transaction. This document also constitutes a management information circular for NHT for the solicitation of proxies in connection with the Meeting. It also constitutes a notice of meeting with respect to NHT’s Meeting, at which NHT unitholders will be asked to vote upon certain proposals to approve the Transaction and other matters related to NHT’s annual meeting.

You should rely only on the information contained or incorporated by reference into this information circular/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this information circular/prospectus. This information circular/prospectus is dated December     , 2024. You should not assume that the information contained in, or incorporated by reference into this information circular/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither our mailing of this information circular/prospectus nor the issuance of the NXDT Common Shares will create any implication to the contrary.

This information circular/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this information circular/prospectus regarding NHT has been provided by NHT and information contained in this information circular/prospectus regarding NXDT has been provided by NXDT.

NEXPOINT

HOSPITALITY TRUST

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise indicated herein, or the context otherwise requires, “NHT” or the “REIT” refers to NexPoint Hospitality Trust, including its direct and indirect subsidiaries. Unless otherwise indicated herein, all dollar amounts are stated in U.S. dollars and references to dollars or “$” are to U.S. currency. The board of trustees of NHT is referred to herein as the “Board” or the “Trustees”, and a “Trustee” means any one of them. All capitalized terms used in this management information circular/prospectus (the “Information Circular”) but not otherwise defined herein shall have the meanings set forth in the “Glossary of Terms”, which is attached as Appendix A to this Information Circular.

The Information Circular is furnished in connection with the solicitation of proxies by or on behalf of management of NHT, for use at the annual and special meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Units”) of NHT scheduled to be held on February     , 2025 virtually via live webcast at      (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). Unitholders of record at the close of business on December 30, 2024 (the “Record Date”) will be entitled to vote at the Meeting.

The Meeting will be held in a virtual-only format, which will be conducted via live webcast over the internet. Unitholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. A summary of the information Unitholders will need to attend the Meeting online is provided below under “Attending and Voting at the Virtual Meeting”.

Except as otherwise stated in this Information Circular, the information contained herein is given as of December    , 2024.

PROXY SOLICITATION AND VOTING

Appointment of Proxies

Unitholders will receive a form of proxy or voting instruction form (the “Form of Proxy”) for use in connection with the Meeting. The persons named in such Form of Proxy are currently Trustees or officers of NHT.  A Unitholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by crossing out the persons named in the Form of Proxy and inserting such person’s name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy.  Such other person need not be a Unitholder of NHT.

The Unitholder must also follow the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting the Form of Proxy. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number. Without a control number, the proxyholder will not be able to participate in or vote at the virtual meeting. It is the responsibility of the Unitholder to register their proxyholder with TSX Trust Company in advance of the Meeting by completing and returning a “Request for Control Number” form no later than      (Toronto time) on February     , 2025 or, if the Meeting is postponed or adjourned, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting (the “Proxy Deadline”). The “Request for Control Number” form is available at https://www.tsxtrust.com/control-number-request.

The document appointing a proxy must be in writing and completed and signed by a Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided by a Unitholder must be in writing and completed and signed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, and trustees or similarly otherwise should so indicate and provide satisfactory evidence of such authority.

Revocation of Proxies

Proxies given by Unitholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the Unitholder or by his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Revocations of proxies must be deposited in one of the manners indicated on the Form of Proxy not later than two business days prior to the Meeting or any adjournment thereof at which the proxy is to be used.

Only Registered Holders (as defined below) have the right to revoke a proxy.  Beneficial Holders (as defined below) who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries.

Voting of Proxies

The persons named in the Form of Proxy will vote, or withhold from voting, the Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Unitholder as indicated on the Form of Proxy. In the absence of such specification, such Units will be voted at the Meeting as follows:

●	FOR the election of those persons listed in this Information Circular as the proposed Trustees for the ensuing year;

●	FOR the appointment of MNP LLP as auditor of NHT for the ensuing year and to authorize the Board to fix the auditor’s remuneration;

●	FOR the approval of the resolution approving the amendments to the convertible promissory notes issued by the REIT between September 2019 and May 2021;

●	FOR the approval of the resolution approving the amendments to the convertible promissory notes issued by CDOR Option Sub, LLC on October 30, 2020 and December 22, 2020; and

●	FOR the approval of the Transaction Resolution.

For more information on these matters, please see the section entitled “Matters to be Considered at the Meeting” in this Information Circular.

The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy to vote in accordance with their best judgment on such matter or business. As at the date of this Information Circular, the Trustees know of no such amendments, variations or other matters.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other form of correspondence. NHT will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular. NHT will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54‑101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). This cost is expected to be nominal.

Quorum

The quorum at the Meeting or any adjournment thereof shall be individuals deemed to be present at the virtual Meeting in person or represented by proxy, not being less than two in number and such persons holding or representing by proxy in aggregate not less than 25% of the total number of outstanding Units.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who do not hold Units in their own name.  A Unitholder who beneficially owns Units (a “Beneficial Holder”) that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of NHT as the registered holders of Units (“Registered Holders”) can be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of NHT. Such Units are more likely to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Units voted. Proxy-related materials will not be sent by NHT directly to “non-objecting beneficial owners” under NI 54-101. NHT intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of CDS or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxy holder for the Registered Holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxy holder for the Registered Holder should enter their own names on the Form of Proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting. Beneficial Holders can only be validated and indirectly vote their own Units as proxy holder for the Registered Holder by completing the Form of Proxy provided to them and returning the same to their broker or other intermediary in accordance with the instructions provided.

ATTENDING AND VOTING AT THE VIRTUAL MEETING

Attendance

NHT is holding the Meeting in a virtual-only format, which will be conducted via live webcast. Unitholders will not be able to attend the Meeting in person. Unitholders will be able to attend, participate and submit questions online at the virtual Meeting via live webcast. Unitholders will also be able to vote prior to the Meeting by completing their Form of Proxy.

The Meeting can be accessed as a Unitholder or as a guest at the following URL: https://virtual-meetings.tsxtrust.com/1736 (password: nexpoint2025).

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to participate. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow 30 minutes prior to the start of the Meeting to check in online.

Registered Holders

Registered Holders can vote Units held in their name as the Unitholder of record online at the Meeting or by proxy. To vote Units personally, Registered Holders must submit the Form of Proxy appointing themselves as proxyholder by the Proxy Deadline. However, even if you plan to attend the Meeting, NHT recommends that you vote your Units in advance, so that your vote will be counted if you later decide not to attend the Meeting. Voting by proxy can be completed by returning the Form of Proxy.

Included with this Information Circular is a Form of Proxy for use by Registered Holders. Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy. To be valid, proxies must be signed and deposited with TSX Trust by mail to TSX Trust Company, P.O. Box 721, Agincourt Ontario M1S 0A1, Attention: Proxy Department, by facsimile to 1-416-595-9593, by email to proxyvote@tmx.com with a scanned copy of your completed form of proxy, or electronically online with your 12‑digit Control Number atwww.meeting-vote.com, by no later than      (Toronto time) on February     , 2025 or, if the Meeting is adjourned or postponed, at least 48 hours prior to such adjourned or postponed Meeting (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario). The chair of the Meeting may waive, without notice, the time limit for deposit of proxies.

If a Registered Holder does not wish to attend and vote at the Meeting online (or have another person attend and vote on his or her behalf), the Form of Proxy must be completed, signed and returned in accordance with the instructions on the form.

Registered Holders can attend and vote online during the Meeting at the following URL: https://virtual-meetings.tsxtrust.com/1736 (password: nexpoint2025) by selecting “I have a control number”, entering your 12‑digit control number, which can be located on your Form of Proxy, and entering the password: “nexpoint2025” (case sensitive).

If you are a Registered Holder, you will also be sent a Letter of Transmittal and Election (printed on YELLOW paper) explaining how to deposit your Units in order to receive either $0.36 cash per Unit (the “Cash Consideration”) or one (1) New NHT Share, which will subsequently be converted into the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the NYSE for the ten (10) trading days prior to Closing (the “Share Consideration” and together with the Cash Consideration, the “Reorganization Consideration”) under the Reorganization (as defined below). TSX Trust Company (the “Depositary”) will need to receive the applicable Letter of Transmittal and Election completed by you, if you are a Registered Holder, before paying you any Reorganization Consideration under the Reorganization. If you are a Beneficial Holder, you must ensure that your Intermediary completes the necessary transmittal documents to ensure that you receive your preferred Reorganization Consideration for your Units.

The Letter of Transmittal and Election, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by the Depositary by mail to TSX Trust Company, 301-100 Adelaide Street West, Toronto Ontario M5H 4H1, Attention: Corporate Actions Department by no later than      (Toronto time) on February     , 2025 or your election will not be processed. If you do not complete and return the enclosed Letter of Transmittal and Election or provide instructions to your Intermediary, you will be deemed to have elected to receive the Share Consideration in connection with the Reorganization. Notwithstanding the foregoing, if you are a Registered Holder, you will not receive your Reorganization Consideration under the Reorganization until after closing of the Transaction and you have returned your properly completed documents, including each applicable Letter of Transmittal and Election, and the certificate(s) representing your Units to the Depositary. If you are a Beneficial Holder, and you fail to instruct your Intermediary to complete and return the enclosed Letter of Transmittal by the election deadline, you will be deemed to have elected to receive the Share Consideration, and will receive your Share Consideration after closing of the Transaction.

Beneficial Holders

Beneficial Holders can vote their Units online at the Meeting or by proxy. Beneficial Holders will receive from their intermediary a Form of Proxy for the number of Units beneficially owned. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxy holder for the Registered Holder should enter their own names on the Form of Proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting. Beneficial Holders can only be validated and indirectly vote their own Units as proxy holder for the Registered Holder by completing the Form of Proxy provided to them and returning the same to their broker or other intermediary in accordance with the instructions provided.

However, even if you plan to attend the Meeting, NHT recommends that you vote your Units in advance, so that your vote will be counted if you later decide not to attend the Meeting. Beneficial holders should follow the instructions on the form they receive and contact their intermediaries promptly if they need assistance. Beneficial Holders can vote by accessing the following URL: https://virtual-meetings.tsxtrust.com/1736 (password: nexpoint2025) and entering the 12-digit control number printed on the Form of Proxy and following the instructions on the screen.

If a Beneficial Holder does not wish to attend and vote at the Meeting online (or have another person attend and vote on his or her behalf), the Form of Proxy must be completed, signed and returned in accordance with the directions on the form.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Units

NHT is authorized to issue an unlimited number of Units. The Units are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NHT.U”. No Unit has any preference or priority over another. Each Unit represents a Unitholder’s proportionate undivided beneficial ownership interest in NHT and confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by NHT.

As of the date hereof, there were 29,352,055 Units outstanding held by a total of 8 Registered Holders. The number of Registered Holders is based on the records of the transfer agent, TSX Trust Company. The number of Registered Holders does not include individuals or entities who beneficially own Units but whose Units are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one Registered Holder.

Class B Units

NHT Operating Partnership, LLC (“NHT OP”), the operating partnership of NHT, has class B units (“Class B Units”) outstanding. Class B Units do not carry a voting right with respect to matters put before Unitholders of NHT for a vote. However, the Class B Units are, in all material respects, economically equivalent to the Units on a per unit basis, subject to certain customary anti-dilution adjustments. The holders of Class B Units are entitled to receive distributions from NHT OP on the same per unit basis as holders of Units.

After Class B Units have been issued for at least 12 months (subject to acceleration in certain circumstances), holders of such Class B Units, acting individually, have the right to cause NHT OP to redeem all or a portion of such Class B Units for a cash payment to be paid by NHT OP. NHT OP shall not be obligated to satisfy such redemption right if NHT Holdings, LLC (“NHH”) elects to purchase the Class B Units in exchange for a cash payment or equivalent value in Units, as determined by NHH (and NHT, indirectly) in its sole discretion. If NHH elects to redeem such Class B Units for the equivalent value in Units, NHT will generally deliver (indirectly) one Unit for each Class B Unit redeemed (subject to customary anti-dilution adjustments). As of the date hereof, there were 205,597 Class B Units outstanding.

Eligibility for Voting

At the Meeting, each Unitholder of record at the close of business on the Record Date will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting. Any Unitholder who was a Unitholder on the Record Date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof, even though he, she or it has since that date disposed of his, her or its Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Unitholder of record for purposes of such other action.

Principal Unitholders

To the knowledge of NHT and its executive officers, the only person or company that beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of NHT carrying 10% or more of the voting rights attached to all outstanding Units of NHT as of the date hereof, was:

Name	Number of Units Owned, Controlled or Directed(1)	Percentage of Outstanding Units	Number of Class B Units Owned, Controlled or Directed	Percentage of Outstanding Units (determined as if all Class B Units are redeemed for Units)(2)
James Dondero(3)	23,346,795	79.5%	0	79.00%

Notes:

(1)    The number of Units beneficially owned includes any Units over which the person has sole or shared voting power or investment power. No person has any right to acquire additional Units through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) over the Units set forth in the table.

(2)    The percentages shown are based on 29,352,055 Units and 205,597 Class B Units Outstanding as of the date hereof.

(3)    Includes 15,747,388 Units owned by NexPoint Real Estate Opportunities, LLC, 5,394,662 Units owned by The Dugaboy Investment Trust, 1,045,848 Units owned by NHT Holdco, LLC, 1,068,519 Units owned by Governance RE Ltd. and 90,378 Units owned by NexPoint Real Estate Advisors, L.P.; each of which is directly or indirectly controlled by, or acting jointly and in concert with, James Dondero.

Management of NHT understands that the Units registered in the name of CDS are beneficially owned through various dealers and other intermediaries on behalf of their clients and other parties.  The names of the Beneficial Holders of such Units are not known to NHT.  Except as set out above, NHT and its executive officers have no knowledge of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Units of NHT.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting.

SUMMARY

This summary highlights information contained elsewhere in this Information Circular and may not contain all of the information that is important to you. NHT and NXDT urge you to read carefully this Information Circular, including the attached annexes, and the other documents to which we have referred you because this section does not provide all of the information that might be important to you with respect to the Transaction and the related matters being considered at the annual and special meeting. See also “Incorporation of Certain Information by Reference; Where You Can Find More Information.”

Information about the Companies

NexPoint Hospitality Trust

NHT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. NHT was created for the purpose of acquiring its Initial Portfolio, to raise capital to acquire additional U.S. located hospitality assets that meet its investment objectives and criteria and to own, renovate and operate its portfolio of income-producing hotel properties. NHT is externally managed by NexPoint Real Estate Advisors VI, L.P. (the “Advisor”), which has been formed for the sole purpose of managing NHT and its subsidiaries.

NHT has elected to be treated as a real estate investment trust under U.S. tax laws. In general, a real estate investment trust is not subject to any entity level federal income tax provided that it satisfies various organization and operational requirements to continue to qualify as a real estate investment trust under the Code. Even if NHT continues to qualify as a real estate investment trust under the Code, it nonetheless may be subject to certain state and local income, franchise, and property taxes. Substantially all business will be conducted through NHT OP, NHT’s operating partnership, which is a Delaware limited liability company. NHT owns its properties through NHT OP and its subsidiaries. In order for NHT to qualify as a real estate investment trust for U.S. federal income tax purposes under the Code, NHT cannot operate any of its hotels and therefore, each of NHT’s properties are leased to taxable real estate investment trust subsidiaries (“TRSs”) which have, in turn, engaged eligible independent contractors (as defined in the Code), which are affiliates of Aimbridge Hospitality Holdings, LLC (the “Manager”), to manage the day-to-day operations of the hotels.

The Advisor gives NHT access to an experienced management team and extensive network of industry relationships, as well as a management platform with deep knowledge of real estate assets and markets. The Advisor and its affiliates manage approximately $14.8 billion of gross real estate investments as of September 30, 2024. The Advisor’s team has over 100 years of combined experience in real estate acquisitions, dispositions, financing, rehab implementation and specific experience in hospitality, including NHT’s strategy. Since inception in 2012, the Advisor’s team has closed $20.1 billion of U.S. gross real estate transactions across multiple property types including: multifamily, hospitality, single family rental, storage, life sciences, ground leases, office, and retail.

The objectives of NHT are to:

(a)

provide Unitholders with an opportunity to invest in real estate assets, including, but not limited to, a portfolio of extended-stay, select-service and efficient full-service hotels located in attractive U.S. markets and competitively positioned to outperform the industry as a whole;

(b)	potentially acquire non-hospitality real estate assets on an opportunistic basis;

(c)	provide Unitholders with predictable, sustainable, and growing tax efficient cash distributions;

(d)

enhance the value of NHT’s assets and maximize the long-term value of the Units through active asset and property management programs and procedures; specifically, acquiring assets that require repositioning through value-add initiatives, development of assets, and capital recycling into hospitality and other real estate asset classes on an opportunistic basis;

(e)	expand the asset base of NHT and increase NHT’s FFO, Core FFO and AFFO per Unit primarily through acquisitions and improvements of its properties using targeted and strategic capital expenditures; and

(f)	sell assets at the opportune time to allow NHT to meet its strategic objectives.

NHT aims to achieve its investment objectives by acquiring real estate assets, including hotel properties that will offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, a market-based recovery, brand repositioning, revenue enhancements, operational improvements, addressing expense inefficiencies, and exploiting excess land or underutilized spaces. The Advisor targets markets that have a stable yet growing and reliable demand base and limited present and future competitive supply growth. NHT invests in real estate assets, including hotel properties located in areas that it believes exhibit strong economic attributes such as job growth, strong business or transitory travel and leisure travel.

Select-service, limited-service and extended stay hotel properties, which comprise a majority of NHT’s portfolio, typically do not include amenities provided in full-service hotel properties; therefore, these properties primarily derive their revenues from hotel room rentals and, to a lesser extent, from restaurants, meeting spaces and other similar income streams. Extended-stay hotel properties are generally high-quality, residential style hotels that offer a package of services and amenities for extended-stay business and leisure travelers. NHT looks to opportunistically invest in efficient full-service hotel properties, although it does not intend for such properties to comprise a substantial portion of its portfolio in the long-term. Full-service hotel properties generally provide a full complement of guest amenities including restaurants, large meeting facilities, concierge, room service and porter service or valet parking. NHT may also originate or make investments in debt related to targeted hotel properties.

NHT’s principal executive offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. NHT’s telephone number is (214) 276-6300. NXDT maintains a website located at http://www.nexpointhospitality.com. The information contained on or that can be accessed through NHT’s website is not incorporated into and does not constitute a part of this Information Circular.

The Units are listed on the TSXV under the symbol “NHT.U.”

NexPoint Diversified Real Estate Trust

NXDT is a Delaware statutory trust and has elected to be taxed as a real estate investment trust. Substantially all of NXDT’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (“NXDT OP”), NXDT’s operating partnership. NXDT conducts its business through NXDT OP and its wholly owned TRSs. NXDT’s wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC, is the sole general partner of NXDT OP. As of September 30, 2024, 100% of the limited partnership units of NXDT OP were owned by NXDT.

On July 1, 2022, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Investment Company Act”) declaring that NXDT has ceased to be an investment company under the Investment Company Act (the “Deregistration Order”). The issuance of the Deregistration Order enabled NXDT to proceed with full implementation of its new business mandate to operate as a diversified real estate investment trust that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity (the “Business Change”).

NXDT is externally managed by NexPoint Real Estate Advisors X, L.P. (the “NXDT Adviser”), through an agreement dated July 1, 2022, and amended on October 25, 2022, April 11, 2023 and July 22, 2024, by and among NXDT and the NXDT Adviser for an initial term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The NXDT Adviser manages the day-to-day operations of NXDT and provides investment management services. All of NXDT’s investment decisions are made by the NXDT Adviser, subject to general oversight by the NXDT Adviser’s investment committee and the NXDT Board. The NXDT Adviser is wholly owned by NexPoint Advisors, L.P (“NexPoint”).

As a diversified real estate investment trust, NXDT’s primary investment objective is to provide both current income and capital appreciation. NXDT seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. NXDT may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

NXDT’s principal executive offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. NXDT’s telephone number is (214) 276-6300. NXDT maintains a website located at http://nxdt.nexpoint.com. The information contained on or that can be accessed through NXDT’s website is not incorporated into and does not constitute a part of this Information Circular or any other report or document NXDT files with or furnishes to the SEC.

NXDT Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NXDT.” NXDT’s 5.50% Series A Cumulative Preferred Shares, par value $0.001, liquidation preference $25.00 (the “Series A Preferred Shares”), are listed on the NYSE under the symbol “NXDT PA.”

Risk Factors

Before voting at the annual and special meeting, you should carefully consider all of the information contained in this Information Circular, as well as the specific factors under the heading “Risk Factors” beginning on page 62 of this Information Circular.

The Transaction

The Reorganization

Immediately prior to the consummation of the Mergers (as defined below), the REIT intends to undergo a reorganization transaction, pursuant to which (i) each Unitholder will either (a) contribute all of such Unitholder’s equity interests in the REIT to New NHT in exchange for common shares of New NHT (the “New NHT Shares”) (all such contributions collectively, the “Contributions”), or (b) have all of such Unitholder’s equity interests in the REIT redeemed for $0.36 cash per Unit (each, a “Redemption” and, collectively, the “Redemptions”) and, immediately thereafter, (ii) New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT (the “Liquidation”) (the steps in subsections (i) and (ii) collectively, the “Reorganization”).

The Mergers

The Merger Agreement

NHT and NXDT have entered into the Merger Agreement attached as Appendix J to this Information Circular. The Board and the NXDT Board have both unanimously authorized and approved the Merger Agreement and the transactions contemplated thereby. NHT and NXDT encourage you to read the entire Merger Agreement carefully because it is the principal legal document governing the Mergers.

Form of the Mergers

Immediately following the Reorganization, at the Company Merger Effective Time, New NHT will merge with and into NXDT Intermediary, with NXDT Intermediary continuing under the name “NXDT Intermediary, LLC” as the surviving entity in the Company Merger (the “Surviving Company”). All of the properties, rights, privileges, powers and franchises of New NHT will vest in the Surviving Company, and all debts, liabilities, duties and obligations of New NHT will become the debts, liabilities, duties and obligations of the Surviving Company.

Immediately following the Company Merger, NHT Intermediary, LLC (“NHT Intermediary”) and NHT Holdings, LLC (“NHT Holdings”), both of which are subsidiaries of the REIT, will merge with and into the Surviving Company, with the Surviving Company continuing under the name “NXDT Intermediary, LLC” as the surviving entity in the Intermediary Merger and the Holdings Merger.

Thereafter, NHT OP will merge with and into NXDT Hospitality Holdco, LLC (“NXDT Merger Sub”), with NXDT Merger Sub continuing under the name “NXDT Hospitality Holdco, LLC” as the surviving entity in the Operating Partnership Merger (the “Surviving OP”). All of the properties, rights, privileges, powers and franchises of NXDT Merger Sub will vest in the Surviving OP and all debts, liabilities, duties and obligations of NHT OP will become the debts, liabilities, duties and obligations of the Surviving OP. The Company Merger, together with the Intermediary Merger, the Holdings Merger and the Operating Partnership Merger are referred to herein as the “Mergers”.

The result of the Mergers will be that New NHT, NHT Intermediary, NHT Holdings and NHT OP will each be merged with and into entities owned or controlled, directly or indirectly, by NXDT.

Consideration to Unitholders in the Mergers

Upon the terms of the Merger Agreement, upon the consummation of the Company Merger, holders of the Units will have the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the NYSE for the ten (10) trading days prior to Closing (the “Merger Consideration”). However, any Units held by NXDT, NXDT OP, or any of their respective subsidiaries, will be automatically retired and cease to exist, and no payment will be made with respect thereto.

The market prices of the Units and NXDT Common Shares fluctuate. As a result, we urge you to obtain current market quotations of the Units and NXDT Common Shares.

Consideration to Holders of NHT OP Units

Upon the terms of the Merger Agreement, upon the consummation of the Operating Partnership Merger, holders of the NHT OP Units will have the right to receive a number of limited partnership interests of NXDT OP, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the NYSE for the ten (10) trading days prior to Closing (the “Operating Partnership Merger Consideration”). However, any NHT OP Units held by NXDT, NXDT Intermediary, or any of their respective subsidiaries, will be automatically retired and cease to exist, and no payment will be made with respect thereto.

Treatment of Equity-Based Awards

At the Reorganization Effective Time, each Deferred Unit will be cancelled and holders of such cancelled Deferred Units will be entitled to receive $0.36 in cash per Deferred Unit at Closing.

At the Operating Partnership Merger Effective Time, each Vested NHT OP Profits Interest Unit will automatically be cancelled and converted into the right to receive Vested NXDT OP Profits Interest Units at the Operating Partnership Exchange Ratio, and each Unvested NHT OP Profits Interest Unit will automatically be converted into the right to receive Unvested NXDT OP Profits Interest Units with like vesting conditions at the Operating Partnership Exchange Ratio.

Treatment of NHT OP Units to be Issued Upon Conversion of Convertible Promissory Notes

At the Operating Partnership Merger Effective Time, all rights to receive NHT OP Units pursuant to the conversion of the Convertible Promissory Notes shall be converted into the right to receive membership interests of NXDT Merger Sub pursuant to the terms of amendments to such Convertible Promissory Notes to be entered into a the Operating Partnership Effective Time, with the number of membership interests in NXDT Merger Sub to be issued under a Convertible Promissory Note to be equivalent to the number of NHT OP Units subject to the conversion rights under such Convertible Promissory Note, multiplied by the Operating Partnership Exchange Ratio, subject to the conditions to the exercise of such rights contained in the Convertible Promissory Notes.

Recommendations of the Board

After careful consideration with the assistance of its financial and legal advisors and after reviewing the Fairness Opinion (as defined herein), the Board, on November 22, 2024, with Mr. Dondero declaring his interest in the Transaction and abstaining from voting, unanimously authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, are advisable and in the best interest of NHT and the Unitholders, directed that the Transaction Resolution be submitted to a vote of the Unitholders and resolved to recommend that the Unitholders vote in favor of the approval of the Transaction.

Regulatory Approvals

In connection with the issuance of the NXDT Common Shares in the Mergers, pursuant to the Merger Agreement, as a condition to the closing of the Mergers, NXDT must file a registration with the SEC under the Securities Act, of which this Information Circular forms a part, that is declared effective by the SEC.

Closing; Effective Time of the Mergers

NHT and NXDT are working to complete the Mergers in the first quarter of 2025. However, the Mergers are subject to various conditions, and it is possible that factors outside the control of NHT and NXDT could result in the Mergers being completed at a later time, or not at all. There may be a substantial amount of time between the annual and special meeting and the completion of the Mergers. NHT and NXDT plan to complete the Mergers as soon as reasonably practicable following the satisfaction of all applicable conditions.

Conditions to Completion of the Mergers

As more fully described herein and in the Merger Agreement, the completion of the Mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the approval of the Transaction Resolution by the Unitholders, the absence of any legal prohibitions, injunctions or other restraints prohibiting the consummation of the Mergers, delivery of certain tax opinions and officer certificates, the accuracy of each of the parties’ representations and warranties, compliance with the parties’ respective obligations under the Merger Agreement, the consent of certain third parties, the termination of certain of NHT’s contracts, the consummation of the Reorganization, the joinder of New NHT as a party to the Merger Agreement and the absence of a material adverse effect on either party.

Neither NHT nor NXDT can be certain when, or if, the conditions to the completion of the Mergers will be satisfied or waived, or that the Mergers will be effected.

No Solicitation

The Merger Agreement contains a customary “no shop” provision that generally requires NHT to refrain from, and to cease discussions with respect to, alternate acquisition transactions and subjects NHT to certain restrictions in considering and negotiating alternate acquisition transactions. If NHT receives an unsolicited bona fide acquisition proposal and if the Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal, NHT may provide non-public information to the proposing party and engage in discussions or negotiations with the party making such a proposal. NHT is required to promptly notify NXDT of any proposal for an alternative acquisition transactions within 24 hours.

Permitted Change in Recommendation

In response to an unsolicited bona fide written acquisition proposal that constitutes or is reasonably expected to lead to a superior proposal, the Board may make an Adverse Recommendation Change. Prior to effecting an Adverse Recommendation Change, the Board must provide NXDT with notice, reasons for such action, and five business days of negotiations to counter such proposal. Following such notice period, the Board must determine, after consulting with its outside legal counsel and financial advisors, taking into account any changes to the Merger Agreement proposed by NXDT that the superior proposal continues to constitute a superior proposal in order to effect an Adverse Recommendation Change. NXDT may terminate the Merger Agreement upon Adverse Recommendation Change, but absent such termination, NHT will still be required to hold the annual and special meeting as set forth in this Information Circular.

Additionally, if an intervening event occurs with respect to NHT, and the Board concludes in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties under applicable law, then NHT may make an Adverse Recommendation Change. Prior to effecting an Adverse Recommendation Change, the Board must provide NXDT with notice, reasons for such action, and five business days of negotiations to obviate the need to make such an Adverse Recommendation Change. Following such notice period, the Board must determine, after consulting with its outside legal counsel and financial advisors, taking into account any changes to the Merger Agreement proposed by NXDT that the failure to make an Adverse Recommendation Change would be reasonably expected to be inconsistent with the Board’s duties under applicable law in order to effect an Adverse Recommendation Change. NXDT may terminate the Merger Agreement upon Adverse Recommendation Change, but absent such termination, NHT will still be required to hold the annual and special meeting as set forth in this Information Circular.

Dissenters Rights of Appraisal

The Registered Holders will be granted the right to dissent in respect of the Transaction and be paid the fair value of their Units. For additional information, see “Approval of Transaction Resolution – Rights of Dissent.”

Tax Considerations of the Transaction

For U.S. federal income tax purposes, NXDT and NHT intend that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For additional information of certain U.S. federal income tax consequences of the Mergers and the ownership of NXDT Common Shares, see “Material U.S. Federal Tax Consequences.” The Reorganization and the Mergers will be taxable transactions for Canadian federal income tax purposes. For additional information on Canadian income tax consequences of the Reorganization and the Mergers, see “Material Canadian Tax Consequences.”

Comparative Stock Prices

The NXDT Common Shares are currently listed for trading on the NYSE under the trading symbol “NXDT.” The Units are currently listed for trading on the TSXV under the trading symbol “NHT.U.” On November 22, 2024, the most recent day before the announcement of the Transaction, the closing price per NXDT Common Share was $5.47, and the closing price per Unit was $0.015. You should obtain a current price quotation for the NXDT Common Shares and Units.

The following tables set forth the high and low sales prices of NXDT Common Shares and the Units as reported in the NYSE’s and TSXV’s consolidated transaction reporting system, respectively, and the quarterly dividends declared per share, for the calendar quarters indicated.

	Fiscal 2024(1)		Fiscal 2023		Fiscal 2022
Fiscal Quarters	High	Low	High	Low	High	Low
NXDT Common Shares
First Quarter	$7.99	$6.01	$13.30	$9.73	$15.92	$13.28
Second Quarter	6.55	4.74	12.52	9.14	16.49	14.55
Third Quarter	6.62	5.25	12.80	8.40	17.40	12.22
Fourth Quarter			8.98	7.39	14.24	10.85

Units
First Quarter	$0.02	$0.005	$1.50	$1.00	$2.51	$2.30
Second Quarter	0.02	0.02	1.00	0.50	2.50	2.50
Third Quarter	0.015	0.015	0.50	0.25	0	0
Fourth Quarter			0.25	0.01	2.00	1.50

(1)	Through September 30, 2024.

Required Vote

At the annual and special meeting, the Unitholders will be asked to approve the Transaction Resolution. The Transaction Resolution must be approved by (a) the affirmative vote of not less than 66 2/3% of the votes cast by Unitholders; and (b) in accordance with MI 61-101, the affirmative vote of a majority of the votes cast by Unitholders other than by Mr. Dondero and certain entities affiliated with Mr. Dondero, in each case present in person or represented by proxy at the Meeting.

On the Record Date, approximately 82.86% of the outstanding Units were held by NHT’s trustees and executive officers and their affiliates. NHT currently expects that NHT’s trustees and executive officers will vote their Units in favor of the Transaction Resolution, although none has entered into any agreements obligating them to do so.

The Board unanimously recommends that the Unitholders vote “FOR” the Transaction Resolution.

Rights of Unitholders Will Change as a Result of the Mergers

The Unitholders will have different rights once they become shareholders of NXDT, due to differences between the governing documents of NHT and NXDT, along with differences in governing law.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Financial Statements

The financial statements of NHT for the year ended December 31, 2023, and the auditor’s report thereon will be placed before the Unitholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Unitholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Election of Trustees

The present term of office of each Trustee of NHT will expire upon the election of Trustees at the Meeting. It is proposed that each of the persons whose name appears below be elected as a Trustee of NHT to serve until the close of the next annual meeting of Unitholders or until his or her successor is elected.

Advance Notice Policy

NHT’s amended and restated declaration of trust dated March 27, 2019 (as subsequently amended by the first amendment to the amended and restated declaration of trust dated September 16, 2020, as further amended by the second amendment to the amended and restated declaration of trust dated October 25, 2021, and as further amended by the third amendment to the amended and restated declaration of trust dated December 4, 2024, the “Declaration of Trust”) contains an advance notice policy (the “Advance Notice Policy”) which requires a nominating Unitholder to provide notice to the Trustees of proposed Trustee nominations not less than 30 days prior to the date of the applicable annual meeting (being not later than December     , 2024 for the purposes of the Meeting). This advanced notice period is intended to give NHT and its Unitholders sufficient time to consider any proposed nominees. A copy of the Declaration of Trust, which sets out the Advance Notice Policy, is available on the SEDAR+ website at www.sedarplus.ca.

Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”) in Trustee elections that applies at any meeting of Unitholders where an uncontested election of Trustees is held, including at the Meeting. Pursuant to this policy, if the number of proxy votes withheld for a particular Trustee nominee is greater than the votes in favour of such nominee, the Trustee nominee shall immediately tender his or her resignation to the Chair of the Board following the Meeting. Following receipt of a resignation submitted pursuant to this policy, the compensation, governance, and nominating committee of the Board (the “Compensation, Governance and Nominating Committee”) shall consider whether or not to accept the offer of resignation and shall recommend to the Board whether or not to accept it. With the exception of special circumstances that would warrant the continued service of the applicable Trustee on the Board, the Compensation, Governance and Nominating Committee shall accept and recommend acceptance of the resignation by the Board. Within 90 days following the Meeting, the Board shall make its decision, on the Compensation, Governance and Nominating Committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release (a copy of which shall be provided to the TSXV), its decision as to whether or not to accept the Trustee’s resignation offer, including the reasons for rejecting the resignation offer, if applicable. A Trustee who tenders his or her resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Board or the Compensation, Governance and Nominating Committee at which the resignation is considered. In the event of a “contested election”, where the number of nominees for trustee exceeds the number of trustees to be elected, subject to applicable law, the voting method to be applied for purposes of electing trustees at the meeting will be determined by the Chair of the meeting in his or her sole discretion.

Nominees

Pursuant to an investor rights agreement among NHT and certain Unitholders of NHT who are principals and affiliates of NexPoint Real Estate Advisors VI, L.P. (collectively, the “NexPoint Holders”) dated March 29, 2019 (the “Investor Rights Agreement”), the NexPoint Holders are granted the right to nominate two Trustees (such nominees are subject to election together with the remaining Trustees at annual meetings of Unitholders) subject to the NexPoint Holders owning, in the aggregate, 20% or more of the then-outstanding Units (determined as if all Class B Units are redeemed for Units), such number being reduced to one nominee if the NexPoint Holders own, in the aggregate, less than 20% but 10% or more of the then-outstanding Units (determined as if all Class B Units are redeemed for Units). Upon the NexPoint Holders’ aggregate ownership falling below 10%, the NexPoint Holders will not have any Board nomination rights. Notwithstanding the foregoing, where the Board is comprised of four or fewer Trustees, as long as the NexPoint Holders own, in the aggregate, 10% or more of the then-outstanding Units (determined as if all Class B Units are redeemed for Units), the NexPoint Holders are granted the right to nominate a maximum of one Trustee. For so long as the NexPoint Holders have nomination rights under the Investor Rights Agreement, the Board of Trustees will be restricted from nominating more than five Trustees. For clarity, this restriction does not affect the ability of a Unitholder to nominate Trustees in accordance with the terms of the Declaration of Trust or applicable law. The Investor Rights Agreement is available on the SEDAR+ website at www.sedarplus.ca.

As of the Record Date, the Board was comprised of four Trustees and the NexPoint Holders owned, in the aggregate, 29% of the outstanding Units (determined as if all Class B Units are redeemed for Units) and are therefore entitled to nominate one Trustee at the Meeting. Currently, James Dondero, who serves on the Board pursuant to the NexPoint Holders’ nomination right, is nominated for re-election pursuant to the NexPoint Holders’ nomination right at the Meeting.

The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Trustees, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion. Each nominee elected as a Trustee will hold office until the close of the next annual meeting of the Unitholders or until his or her successor is elected or appointed. The Declaration of Trust provides for the Board to consist of a minimum of one and a maximum of nine Trustees. The Board currently has four Trustees and it is proposed that four Trustees be elected at the Meeting.

About the Nominees

The following information sets forth the names of, and certain other biographical information for, the four individuals proposed to be nominated for election as Trustees at the Meeting.

JAMES DONDERO	Principal Occupation
Age: 62 Location: Dallas, Texas, USA Trustee Since: February 2019 Status: NOT INDEPENDENT

Mr. Dondero serves as a Trustee of NHT and is Chair of the Board. He is a member of NHT’s Audit Committee and Compensation, Governance and Nominating Committee. Mr. Dondero also serves as NHT’s Chief Executive Officer. He is the President of NexPoint Advisors, LP, which he founded in 2012. Mr. Dondero has over 30 years of experience investing in credit and equity markets and has helped pioneer credit asset classes with portfolio management experience ranging in several asset classes, including real estate securities, corporate securities and direct lending. Mr. Dondero received a B.S. in Commerce (Accounting and Finance) from the University of Virginia, and over the course of his career, he has earned the certifications of Certified Public Accountant (CPA), Certified Managerial Accountant (CMA), and Chartered Financial Analyst (CFA).

Other Public Board Memberships
NexPoint Diversified Real Estate Trust (NYSE)
Board / Committee Memberships
Board (Chair)

Compensation, Governance and Nominating Committee

Audit Committee

Securities Beneficially Owned or Controlled (as at December , 2024)
Units		NHT OP Profits Interest Units		Total Units and NHT OP Profits Interest Units		Unit Ownership Requirement
Number(1)	Market Value(2)	Number	Market Value(2)	Number(1)	Market Value(2)	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement?(3)
23,346,795		$592,800		$23,939,595		$$5,000,000	Yes

Notes:

(1)     Includes 15,747,388 Units owned by NexPoint Real Estate Opportunities, LLC, 5,394,662 Units owned by The Dugaboy Investment Trust, 1,045,848 Units owned by NHT Holdco, LLC, 1,068,519 Units owned by Governance RE Ltd. and 90,378 Units owned by NexPoint Real Estate Advisors, L.P.; each of which is directly or indirectly controlled by, or acting jointly and in concert with, James Dondero.

(2)     These amounts were determined by multiplying the number of Units or NHT OP Profits Interest Units (as defined below) (as applicable) by the closing price of the Units on December      , 2024, being $      per Unit.

(3)     NHT’s unit ownership policy provides that each Trustee has within the later of five years from the date of (i) the policy and (ii) becoming a Trustee to comply with the guidelines therein. NHT’s unit ownership policy also provides that, for the purposes of the policy, the value of Units held is calculated using the higher of the cost base and current market price.

NEIL LABATTE	Principal Occupation
Age: 67 Location: Toronto, Ontario, Canada Trustee Since: December 2018 Status: INDEPENDENT

Mr. Labatte serves as a Trustee of NHT and is Lead Trustee of the Board. He was previously a director of Triovest Inc. (a Canada-wide diversified private real estate investment and management corporation), a trustee and Chair of BSR Real Estate Investment Trust (TSX) and a director of Skyline Investments Inc. (Tel Aviv Stock Exchange), Jack Nathan Medical Corp. (TSXV) and Pomeroy Hotels (a private entity). He also previously served as a director for HealthLease Properties REIT, Alpha Peak and Holloway Lodging Corporation, all current or former TSX-listed entities. Mr. Labatte is the former President and Chief Executive Officer of the Legacy Hotels REIT. He became President in 1999 and Chief Executive Officer in 2003, holding both titles until the Legacy Hotels REIT was sold in September 2007. He also served as a trustee of the Legacy Hotels REIT from April 2003 until September 2007. Mr. Labatte joined Fairmont Hotels & Resorts in 1997 as Vice President Acquisitions, and from October 2001 to December 31, 2004 served as Senior Vice President, Real Estate and was a member of the organization’s Executive Committee. Mr. Labatte possesses over 35 years of experience within the real estate sector. For four years prior to joining Fairmont Hotels & Resorts, Mr. Labatte was a founder, principal and board member of AEW Mexico Company, a Dallas, Texas private equity real estate investment management company formed with one of the largest institutional real estate private equity companies in the United States. For the 12 years prior to the formation of AEW Mexico Company, he was involved in the hotel and real estate sectors in the capacity of investment banker and consultant. Mr. Labatte received his B.Sc. and M.Sc. in Finance from the University of Utah. Mr. Labatte played professional hockey with the St. Louis Blues and Salt Lake Golden Eagles from 1977-1982. He was previously Co-Chairman of the NHL Alumni Association.

Other Public Board Memberships
N/A
Board / Committee Memberships
Board (Lead Trustee)

Compensation, Governance and Nominating Committee (Chair)

Audit Committee

Securities Beneficially Owned or Controlled (as at December , 2024)
Units		Deferred Units(1)		Total Units and Deferred Units		Unit Ownership Requirement
Number	Market Value	Number	Market Value(2)	Number	Market Value(2)	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement?(3)
–	–	972,312		$972,312		$3X Annual Cash Retainer	Yes

Notes:

(1)    The Board may fix a maximum portion of the Trustee Fees (as defined below) payable to the independent Trustees to be paid in the form of Deferred Units (as defined below) in lieu of cash, subject to the election of the independent Trustees. The Trustee Fees payable to Mr. Labatte in respect of fiscal 2020 and 2019 were $93,000 and $47,250 respectively. Mr. Labatte elected to receive such fees in the form of Deferred Units. The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Labatte elected to receive in the form of Deferred Units. Due to various blackout periods observed by NHT, the Deferred Units awardable in respect of the Trustee Fees were awarded on June 28, 2021. On December 13, 2021, in consideration of Mr. Labatte’s service and performance during the COVID-19 pandemic, and to encourage Mr. Labatte to participate in the future growth of the REIT, Mr. Labatte was granted 105,000 Deferred Units which vested immediately. In respect of fiscal 2021, the total value of Trustee Fees payable to Mr. Labatte was $88,500, of which $56,250 was paid in cash and the remaining $32,250 was to be paid in Deferred Units. In respect of fiscal 2022 and fiscal 2023 (as of June 30, 2023), $90,750 and $50,000 of Trustee Fees were payable to Mr. Labatte. Mr. Labatte elected to receive such fees in the form of Deferred Units. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 692,000 Deferred Units to Mr. Labatte in respect of his remaining portion of 2021 Trustee Fees, 2022 Trustee Fees and 2023 Trustee Fees (accrued as of June 30, 2023). The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Labatte elected to receive in the form of Deferred Units. As of the date hereof, Mr. Labatte holds 972,312 Deferred Units.

(2)    These amounts were determined by multiplying the number of Units or Deferred Units (as applicable) by the closing price of the Units on December      , 2024, being $      per Unit.

(3)    NHT’s unit ownership policy provides that each Trustee has within the later of five years from the date of (i) the policy and (ii) becoming a Trustee to comply with the guidelines therein. NHT’s unit ownership policy also provides that, for the purposes of the policy, the value of Units held is calculated using the higher of the cost base and current market price.

GRAHAM SENST	Principal Occupation
Age: 76 Location: Toronto, Ontario, Canada Trustee Since: February 2019 Status: INDEPENDENT

Mr. Senst serves as a Trustee of NHT. He is also the Chair of NHT’s Audit Committee and a member of NHT’s Compensation, Governance and Nominating Committee.  Mr. Senst served as President of the Institute of Canadian Real Estate Investment Managers until its sale in August 2012. Prior to this role, Mr. Senst served as Managing Director of KingSett Capital Real Estate Income Fund and as an Executive Vice President of Bentall Capital and Penreal Capital Management. Mr. Senst also served as an Executive Vice President of Bentall Investment Management. Prior to joining Bentall in April 2003, Mr. Senst served as Vice President of Real Estate for the OMERS Administration Corp. (also known as Ontario Municipal Employees Retirement System). Mr. Senst has many years of senior real estate investment experience as a Vice President with a major Ontario pension fund and other Canadian financial institutions. Prior to joining OMERS, Mr. Senst served as Vice President of Real Estate at a Subsidiary of Mackenzie Financial Corporation, where he developed debt and equity investment products for various Mackenzie funds. Mr. Senst served as the Vice President of Corporate Real Estate at both Canada Trust and Truscan Realty. He served as a Member of the Advisory Board at KingSett Capital Income Fund, Morgan Stanley Real Estate Fund IV and Soros Real Estate Investors, C.V. and as a trustee of Residential Equities Real Estate Investment Trust (ResREIT). He also served as a Director of Oxford Properties Group, Inc. Mr. Senst served as a trustee of Milestone Apartments Real Estate Investment Trust (including as the Chair of the Investment Committee) and Partners REIT (including as the Chair of the Audit Committee). He is currently a trustee of BSR Real Estate Investment Trust. Mr. Senst holds an Honours of Business Administration and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario in London, Ontario and is a 2011 graduate of the Institute of Corporate Directors.

Other Public Board Memberships
BSR Real Estate Investment Trust (TSX)
Board / Committee Memberships
Board

Compensation, Governance and Nominating Committee

Audit Committee (Chair)

Securities Beneficially Owned or Controlled (as at December , 2024)
Units		Deferred Units(1)		Total Units and Deferred Units		Unit Ownership Requirement
Number	Market Value	Number	Market Value(2)	Number	Market V alue(2)	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement?(3)
–	–	673,043		$673,043		$3X Annual Cash Retainer	Yes

Notes:

(1)     The Board may fix a maximum portion of the Trustee Fees payable to the independent Trustees to be paid in the form of Deferred Units in lieu of cash, subject to the election of the independent Trustees. The Trustee Fees payable to Mr. Senst in respect of fiscal 2020 and 2019 were $88,000 and $43,500 respectively. Mr. Senst elected to receive such fees in the form of Deferred Units. The Board, on the recommendation of the Compensation, Governance and Nominating Committee matched 100% of the total value of Trustee Fees that Mr. Senst elected to receive in the form of Deferred Units. Due to various blackout periods observed by NHT, the Deferred Units awardable in respect of the Trustee Fees were awarded on June 28, 2021. On December 13, 2021, in consideration of Mr. Senst’s service and performance during the COVID-19 pandemic, and to encourage Mr. Senst to participate in the future growth of the REIT, Mr. Senst was granted 105,000 Deferred Units which vested immediately. In respect of fiscal 2021, the total value of Trustee Fees payable to Mr. Senst was $83,500, of which $53,333 was paid in cash and the remaining $30,167 was to be paid in Deferred Units. In respect of fiscal 2022 and fiscal 2023 (as of June 30, 2023), $70,750 and $37,500 of Trustee Fees were payable to Mr. Senst. Mr. Senst elected to receive his 2022 Trustee Fees in the form of Deferred Units, and his accrued 2023 Trustee Fees (as of June 30, 2023) in cash. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 403,668 Deferred Units to Mr. Senst in respect of his remaining portion of 2021 Trustee Fees and 2022 Trustee Fees. The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Senst elected to receive in the form of Deferred Units. As of the date hereof, Mr. Senst holds 673,043 Deferred Units.

(2)     These amounts were determined by multiplying the number of Units or Deferred Units (as applicable) by the closing price of the Units on December      , 2024, being $      per Unit.

(3)     NHT’s unit ownership policy provides that each Trustee has within the later of five years from the date of (i) the policy and (ii) becoming a Trustee to comply with the guidelines therein. NHT’s unit ownership policy also provides that, for the purposes of the policy, the value of Units held is calculated using the higher of the cost base and current market price.

JERRY PATAVA	Principal Occupation
Age: 71 Location: Toronto, Ontario, Canada Trustee Since: August 2022 Status: INDEPENDENT

Jerry Patava serves as a Trustee of NHT. He is also a member of NHT’s Audit Committee and Compensation, Governance and Nominating Committee. Previously, he served as the Chair of Great Gulf Group from January 2020 to January 2023, and Chief Executive Officer from July 2007 to January 2020. He also served as a Board member and Chair of Ashton Woods USA LLC from February 2009 to December 2022. Before joining Great Gulf and affiliates, he served as Executive Vice President and Chief Financial Officer of Fairmont Hotels & Resorts Inc. and as a trustee and Executive Vice President, Chief Financial Officer, and Treasurer of Legacy Hotels Real Estate Investment Trust. From 1990 to 1998, he was Vice President and Treasurer of Canadian Pacific Limited.  Prior thereto, he was a Vice President and Director of RBC Dominion Securities.

Mr. Patava has more than four decades of experience in real estate and finance. He has served on numerous public and private boards of directors in North America and internationally across a broad spectrum of industries including energy, newspapers and infrastructure. He is currently a member of the Fiera Capital Corporation Independent Review Committee. Mr. Patava holds a Bachelor of Arts from the University of Toronto and a Master of Business Administration from York University.

Other Public Board Memberships
N/A
Board / Committee Memberships
Board

Compensation, Governance and Nominating Committee

Audit Committee

Securities Beneficially Owned or Controlled (as at December , 2024)
Units		Deferred Units(1)		Total Units and Deferred Units		Unit Ownership Requirement
Number	Market Value(2)	Number	Market Value	Number	Market Value(2)	Minimum Ownership Requirement	Complies with Minimum Ownership Requirement(3)
–	–	200,000		$200,000		$3X Annual Cash Retainer	Yes

Notes:

(1)     The Board may fix a maximum portion of the Trustee Fees payable to the independent Trustees to be paid in the form of Deferred Units in lieu of cash, subject to the election of the independent Trustees. The Trustee Fees payable to Mr. Patava in respect of fiscal 2022 and fiscal 2023 (as of June 30, 2023) is $20,000 and $30,000 respectively. Mr. Patava elected to receive such fees in the form of Deferred Units. The Board, on the recommendation of the Compensation, Governance and Nominating Committee matched 100% of the total value of Trustee Fees that Mr. Patava elected to receive in the form of Deferred Units. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 200,000 Deferred Units to Mr. Patava in respect of his remaining portion of his 2022 Trustee Fees and 2023 Trustee Fees (accrued as of June 30, 2023). The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Patava elected to receive in the form of Deferred Units. As of the date hereof, Mr. Patava holds 200,000 Deferred Units.

(2)     These amounts were determined by multiplying the number of Units or Deferred Units (as applicable) by the closing price of the Units on December      , 2024, being $      per Unit.

(3)     NHT’s unit ownership policy provides that each Trustee has within the later of five years from the date of (i) the policy and (ii) becoming a Trustee to comply with the guidelines therein. NHT’s unit ownership policy also provides that, for the purposes of the policy, the value of Units held is calculated using the higher of the cost base and current market price.

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, during the past 10 years, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

During the past 10 years, no nominee proposed for election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Dondero, on the date outlined below, was an executive officer of Highland Capital Management, L.P. (“HCMLP”). On October 16, 2019, HCMLP announced that it had filed a petition in the United States Bankruptcy Court for the District of Delaware, seeking voluntary Chapter 11 protection. HCMLP filed a plan of reorganization, which was approved by the United States Bankruptcy Court for the Northern District of Texas in February 2021 and subsequently became effective on August 11, 2021. As part of its plan of reorganization, HCMLP appointed a litigation trustee, whose sole purpose was to investigate, prosecute, settle, or otherwise resolve claims of HCMLP’s estate.

Mr. Labatte, on the date outlined below, was a director and/or officer of Talon International Inc. and several affiliated entities, including Talon International Development Inc., TFB Inc., 2263847 Ontario Limited and 2270039 Ontario Limited. On November 1, 2016, such corporations became parties to a receivership order from the Ontario Superior Court of Justice (Commercial List) appointing a court-appointed receiver of certain assets of such entities used in relation to the Trump International Hotel & Tower in Toronto, Ontario. The sale of such assets to various third parties was facilitated through the receivership process.

Personal Bankruptcies

No nominee proposed for election has, within the 10 years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Unless otherwise instructed, the persons named in the enclosed Form of Proxy intend to vote such Form of Proxy FOR the election, as Trustees, of the proposed nominees set out above.

3.	Appointment of Auditors

Effective January 12, 2024, MNP LLP was appointed auditor of NHT following the resignation of Frazier & Deeter, LLC. The resignation of Frazier & Deeter, LLC and the subsequent appointment of MNP LLP in its place were considered and approved by NHT’s Board and audit committee (the “Audit Committee”).

Attached to this Information Circular as Appendix F is a copy of the reporting package, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), that was filed with the requisite securities regulatory authorities and on SEDAR+ on January 15, 2024. The reporting package consists of the notice of change of auditor, and a letter from each of Frazier & Deeter, LLC as former auditor and MNP LLP, as successor auditor confirming their agreement with the information contained in the notice of change of auditor.

Unless otherwise instructed, the persons named in the enclosed Form of Proxy intend to vote such Form of Proxy FOR of the appointment of MNP LLP as auditor of NHT to hold office until the next annual general meeting of Unitholders and the authorization of the Board to fix its remuneration.

4.	Approval of Amendments to COVID Loans

Background and Purpose of COVID Loans

The REIT received 12 loans from entities controlled or managed by Mr. Dondero between September 2019 and June 2021 in the aggregate amount of $15,624,417 (the “COVID Loans”). The proceeds from the COVID Loans were principally used to fund the REIT’s operating expenses, interest and principal payments on outstanding indebtedness during the COVID-19 pandemic to allow the REIT to continue as a going concern.

Each of the COVID Loans is unsecured, has a 20-year term and bears an interest rate of 2.25% per year (which were market interest rates at the time of their issuance). The principal and interest owing under the COVID Loans is convertible into Class B Units of NHT OP, at the option of the holder at any time, based on the value of a Class B Unit at the time of conversion.

The COVID Loans were provided by funds managed or controlled by Mr. Dondero, the REIT’s controlling Unitholder. Mr. Dondero, through the entities he manages or controls, holds an approximate 79.5% interest in the outstanding Units of the REIT.  As a result, the REIT treated the COVID Loans as a “related party transaction” under MI 61-101, which subjects the COVID Loans to the formal valuation (the “Formal Valuation Requirement”) and minority approval requirements set forth in Part 5 of MI 61-101 (the “Minority Approval Requirement”), unless an exemption was available.

Exemption from Formal Valuation Requirement

As a TSXV-listed issuer, the REIT relied upon the exemption from the Formal Valuation Requirement in Section 5.5(b) of MI 61-101 (the “Specified Markets Exemption”), which provides that an issuer is exempt from the formal valuation requirements if its securities are not listed on the Toronto Stock Exchange, the Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

Exemption from Minority Approval Requirement

At the time the COVID Loans were issued, the REIT relied upon the exemption under Section 5.7(1)(a) of MI 61-101.  In addition, the REIT had available, and relied upon, the exemption in Section 5.7(1)(e) of MI 61-101 (the “Financial Hardship Exemption”) to exempt the REIT from the Minority Approval Requirement. The Financial Hardship Exemption was available to the REIT based on the following criteria:

(i)	The REIT was in serious financial difficulty.

As a hospitality REIT that owned 11 hotel properties across the United States at the beginning of the COVID‑19 pandemic, the global response to the COVID-19 pandemic had a devastating impact on the REIT’s operations. In April 2020, occupancy declined from an average of 75.1% across the REIT’s portfolio to a low of 12.5%. In May 2020, a going concern note was included in the REIT’s annual financial statements, highlighting the REIT’s serious financial difficulties and possible risk of bankruptcy.

(ii)	The COVID Loans were designed to improve the financial position of the REIT.

As a result of the COVID-19 pandemic, the REIT experienced material decreases in revenues, results of operations and cash flows. The impact to the global economy caused by the response to the COVID-19 pandemic also negatively impacted the REIT’s ability to obtain new financing. The COVID Loans were advanced, in most cases, in critical moments to principally fund the REIT’s ongoing operating expenses and to satisfy interest and principal payments due on third party debt. Without the COVID Loans, the REIT would likely not have been able to continue its operations as a going concern.

(iii)	The COVID Loans were not subject to court approval under bankruptcy or insolvency law.

At the time of the COVID Loans, the REIT was not subject to court oversight or approval under any bankruptcy or insolvency laws.

(iv)	The REIT had two independent trustees in respect of the COVID Loans.

During the time that the COVID Loans were advanced to the REIT, the REIT had two independent trustees, namely Neil Labatte and Graham Senst. The independent trustees did not participate in the COVID Loans, were free from any interest in the COVID Loans, and were unrelated to the entities managed or controlled by Mr. Dondero that provided the COVID Loans.

Amendments to COVID Loans

The COVID Loans were filed with the TSXV at various points during 2020 and 2021, as loan submissions pursuant to TSXV Policy 5.1 – Loans, Loan Bonuses, Finder’s Fees and Commissions (“Policy 5.1”).

Although the TSXV accepted certain of the filings on this basis, in December 2023, the TSXV advised the REIT that certain of the COVID Loans were required to be treated as “Convertible Securities” under TSXV Policy 4.1 – Private Placements rather than loans under Policy 5.1. Due to this determination, the TSXV required the following amendments (the “Amendments”) to the COVID Loans: (i) either the conversion feature be removed or limited to five years from the date of issuance of the COVID Loan; (ii) the conversion feature be limited to the principal amount of the COVID Loan (rather than the principal amount including interest); and (iii) the conversion price be fixed at a price equal to the market price of the REIT’s Units on the TSXV at the time of the issuance of the COVID Loan.

If the Amendments are implemented, only the principal amount of each of the COVID Loans will be convertible into Class B Units for five-year terms ending between February 2, 2025 and June 8, 2026; however, the term of the COVID Loans shall remain as 20 years from their date of issuance. Any conversion of principal or interest of the COVID Loans into Class B Units or Units after the expiry of the 5-year conversion window will be subject to the approval of the Trustees and the TSXV. In addition, if the Amendments are implemented, the conversion price for the principal outstanding will be fixed at prices ranging from $1.435 to $3.219 in satisfaction of the requirements of the TSXV. For one COVID Loan in the amount of $400,000, the conversion term expired on September 9, 2024. Accordingly, to the extent the Amendments are implemented, a maximum number of 9,922,774 Class B Units or Units will be issuable upon conversion of the COVID Loans.

The Board, having undertaken a thorough review of, and having: (i) considered the terms of the Amendments to the COVID Loans; (ii) considered the need to comply with the requirements of the TSXV in order to maintain a listing for the Units, and (iii) consulted with its legal advisors, concluded that the Amendments are in the best interests of the REIT and agreed to pursue the approval of the Amendments.  The REIT has obtained the requisite approval from the entities that provided the COVID Loans to implement the Amendments. However, as the Amendments constitute a “related party transaction” under MI 61-101, the REIT must receive “minority approval” of the Amendments under MI 61-101, as more particularly described below. If the Amendments are not approved at the Meeting, the REIT will engage with the TSXV to seek alternative solutions to the satisfy the TSXV listing requirements; however, there can be no assurance that a satisfactory solution will be found, and if a solution is not found, the TSXV may halt trading in the Units, suspend trading in the Units and/or initiate a delisting review of the REIT’s Units as, absent the Amendments, the REIT would not be in compliance with TSXV listing requirements.

Minority Approval under MI 61-101

The REIT is a reporting issuer in certain of the provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101. MI 61-101 is intended to regulate certain transactions which raise the potential for conflicts of interest, including related party transactions, to ensure that all securityholders of an issuer are treated in a manner that is fair and that is perceived to be fair.

The Amendments constitute a “related party transaction” within the meaning of MI 61-101, as the Amendments have the effect of amending the terms of the COVID Loans, which are securities of the REIT beneficially owned or over which control is exercised by Mr. Dondero (a “related party” of the REIT because of the fact that Mr. Dondero beneficially owns or controls Units of the REIT that carry more than 10% of the voting rights attached to all of the REIT’s issued and outstanding Units). The Amendments are not subject to the formal valuation requirements of Section 5.4 of MI 61-101, as the Specified Markets Exemption is available to the REIT (see above under “Matters to be Considered at the Meeting – 4. Approval of Amendments to COVID Loans - Exemption from Formal Valuation Requirement”).

MI 61-101 requires that a related party transaction be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” of the issuer, in each case voting separately as a class. As such, the resolution approving the Amendments to the COVID Loans (the “Amended COVID Loans Resolution”) will require the affirmative vote of at least a majority of the votes cast by the Unitholders (the “Minority Unitholders”), present in person or represented by proxy at the Meeting, excluding the votes attached to the Unitholders that are beneficially owned or over which control or direction is exercised by Mr. Dondero, and any “related party” of the REIT within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Amended COVID Loans Resolution. The full text of the Amended COVID Loans Resolution is set forth in Appendix B to this Information Circular.

For purposes of the minority approval requirements of MI 61-101, to the knowledge of the REIT after reasonable inquiry, the votes attached to the 23,246,795 Units beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Dondero, or his “related parties” or “joint actors” (as defined in MI 61-101) (such entities, the “Interested Unitholders”), representing, as of the Record Date, approximately 79.5% of the issued and outstanding Units, will be excluded in determining whether minority approval for the Amended COVID Loans Resolution is obtained.

As of the Record Date, the Units to be excluded for the purposes of minority approval requirement are set out below:

Unitholder(1)	Number of Units Owned, Controlled or Directed	Percentage of Outstanding Units(2)
NexPoint Real Estate Opportunities, LLC	15,747,388	53.65%
The Dugaboy Investment Trust	5,394,662	18.38%
NHT Holdco, LLC	1,045,848	3.56%
Governance RE Ltd.	1,068,519	3.63%
NexPoint Real Estate Advisors, L.P.	90,378	0.31%

Notes:

(1)     The percentages shown are based on 29,352,055 Units outstanding as of the date hereof.

(2)     Each of the Unitholders listed above is directly or indirectly controlled by, or acting jointly and in concert with, James Dondero.

The Board has unanimously approved the Amendments to the COVID Loans (with Mr. Dondero declaring his interest in the Amendments and abstaining from voting) and recommends that the Unitholders vote FOR the Amended COVID Loans Resolution. Unless otherwise instructed, the persons named in the enclosed Form of Proxy intend to vote such Form of Proxy FOR the Amended COVID Loans Resolution.

Additional Information Required by MI 61-101

(i)	Trading Price and Volume

The Units are listed on the TSXV under the symbol “NHT.U”. The following table sets out the monthly reported high and low trading prices and trading volumes of the Units on the TSXV for the periods indicated:

TSXV Trading Summary of Units
Period	High ($)	Low ($)	Volume (#)
November, 2024	0.310	0.015	8,500
October, 2024	0.015	0.015	3000
September, 2024	0.015	0.015	3000
August, 2024	0	0	0
July, 2024	0	0	0
June, 2024	0.02	0.02	5000
May, 2024	0	0	0
April, 2024	0	0	0
March, 2024	0.005	0.005	1923
February, 2024	0.025	0.01	11,500
January, 2024	0	0	0

The closing price of the Units on the TSXV on December     , 2024, being the last trading day prior to the date of this Information Circular, was $    .

(ii)	Ownership of Securities of the REIT

The following table sets forth the number, designation and the percentage of outstanding Units or Deferred Units beneficially owned or over which control or direction is exercised by each trustee and officer of the REIT:

Names and Relationship with the REIT	Ownership or control over Units or Deferred Units of the REIT(1)
JAMES DONDERO Chief Executive Officer, Trustee, Chair of the Board	23,346,795 Units 79.5%
NEIL LABATTE Trustee	972,312 Deferred Units 3.31%(2)
GRAHAM SENST Trustee	673,043 Deferred Units 2.29%(3)
JERRY PATAVA Trustee	200,000 Deferred Units 0.68%(4)
JESSE BLAIR III Executive Vice President, Head of Lodging	98,639 Units 0.34%
BRIAN MITTS(5) Chief Financial Officer & Corporate Secretary	–
PAUL RICHARDS Vice President, Asset Management	–
MATTHEW MCGRANER Chief Investment Officer	875,846 Units 2.98%

Notes:

(1)     The percentages shown are based on 29,352,055 Units outstanding as of the date hereof.

(2)     Determined as if the 972,312 Deferred Units were redeemed for 972,312 Units.

(3)     Determined as if the 673,043 Deferred Units were redeemed for 673,043 Units.

(4)     Determined as if the 200,000 Deferred Units were redeemed for 200,000 Units.

(5)     Brian Mitts resigned as Chief Financial Officer & Corporate Secretary on November 11, 2024 effective as of December 31, 2024.

(iii)	Material Changes in the Affairs of the REIT and Other Material Facts

Except as described or referred to in this Information Circular, NHT is not aware of any material fact concerning the securities or any other matter not previously generally disclosed and known to NHT which would reasonably be expected to affect the decision of Unitholders to accept or reject the Amended COVID Loans Resolution. Except as described or referred to in this Information Circular or as otherwise publicly disclosed, NHT has no current plans or proposals to make any material change in its business, corporate structure, management or personnel.

(iv)	Previous Purchases and Sales of Securities

No securities of the REIT were purchased or sold by the REIT during the twelve months preceding the date of the Amendments.

5.	Approval of Amendments to CDOR Loans

Background and Purpose of CDOR Loans

On July 22, 2019, the REIT announced that NHT OP and certain affiliates of the REIT had entered into a definitive agreement and plan of merger to acquire all of the outstanding equity interests of Condor Hospitality Trust, Inc. (“Condor”) and Condor’s operating partnership, Condor Hospitality Limited Partnership (“Condor OP”) (such transaction, the “Condor Transaction”). Pursuant to the Condor Transaction, the REIT agreed to indirectly acquire 15 select-service and extended stay hospitality properties, comprising 1,908 guestrooms across eight U.S. states for a purchase price of approximately $318 million. The Condor Transaction was originally scheduled to close on or before December 31, 2019, however, due to various delays, including the onset of the COVID-19 pandemic, Condor delivered a notice of termination (the “Termination Notice”) of the Condor Transaction on September 18, 2020, and claimed that it was entitled to receive a termination fee of approximately $12 million.

Pursuant to a Settlement and Release Agreement (the “Settlement Agreement”) entered into on October 14, 2020 by and among, inter alia, Condor, Condor OP, the REIT, NHT OP and CDOR Option Sub LLC, NHT REIT Merger Sub, LLC, NHT Operating Partnership II, LLC, CDOR Option Sub, LLC and NexPoint Advisors L.P. (together with the REIT, NHT OP, NHT REIT Merger Sub, LLC, NHT Operating Partnership II, LLC and CDOR Option Sub LLC, the “NHT Parties”) a settlement amount of $7 million was paid by the NHT Parties in three installments (the “Settlement  Payments”) to Condor, and the NHT Parties’ settlement liability was satisfied in full and the NHT Parties were released from all further claims or liabilities in connection with the Merger Agreement in accordance with the Settlement Agreement. The first payment of $2,250,000 was made within two business days of the execution of the Settlement Agreement, the second payment of $2,500,000 was made on October 23, 2020, and the third payment of $2,250,000 was made on December 30, 2020.

The REIT entered into an indemnification agreement with, inter alia, the Advisor pursuant to which the Advisor or funds advised by it or its affiliates agreed to fully fund the Settlement Payments (other than the first payment, which was paid out of funds that were being held in escrow for the Condor Transaction) and indemnify the REIT and its subsidiaries for any losses incurred in relation to the Settlement Agreement. In exchange for funding a portion of the Settlement Payments, CDOR Option Sub LLC (“CDOR Option Sub”), a subsidiary of the REIT, issued two convertible promissory notes on October 23, 2020, and December 30, 2020, in the aggregate amount of $4,750,000 to NFRO REIT Sub, LLC (“NFRO”), the entity that funded the Settlement Payments (the “CDOR Loans”).

Each of the CDOR Loans is unsecured, has a 20-year term and bears an interest rate of 2.25% per year (which were market interest rates at the time of their issuance). The principal and interest owing under the CDOR Loans is convertible into membership interests of CDOR Option Sub at the option of the holder at any time or may be repaid in full at the discretion of CDOR Option Sub.

The CDOR Loans were provided by NFRO, an entity managed or controlled (directly or indirectly) by Mr. Dondero, the REIT’s controlling Unitholder. Mr. Dondero, through the entities he manages or controls, holds an approximate 79.5% interest in the outstanding Units of the REIT.  As a result, the REIT treated the CDOR Loans as a “related party transaction” under MI 61-101, which subjects the CDOR Loans to the formal valuation (the “Formal Valuation Requirement”) and minority approval requirements set forth in Part 5 of MI 61-101 (the “Minority Approval Requirement”), unless an exemption was available.

Exemption from Formal Valuation Requirement

As a TSXV-listed issuer, the REIT relied upon the Specified Markets Exemption, which provides that an issuer is exempt from the formal valuation requirements if its securities are not listed on the Toronto Stock Exchange, the Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

Exemption from Minority Approval Requirement

At the time the CDOR Loans were issued, the REIT relied upon the exemption under Section 5.7(1)(a) of MI 61-101. In addition, the REIT had available, and relied upon, the exemption in Section 5.7(1)(e) of MI 61-101 (the “Financial Hardship Exemption”) to exempt the REIT from the Minority Approval Requirement. The Financial Hardship Exemption was available to the REIT based on the following criteria:

(v)	The REIT was in serious financial difficulty.

As a hospitality REIT that owned 11 hotel properties across the United States at the beginning of the COVID‑19 pandemic, the global response to the COVID-19 pandemic had a devastating impact on the REIT’s operations. The COVID-19 pandemic also negatively impacted the REIT’s ability to obtain new financing, which was particularly relevant in September 2020 when Condor delivered the Termination Notice.

(vi)	The CDOR Loans were not subject to court approval under bankruptcy or insolvency law.

At the time of the CDOR Loans, the REIT was not subject to court oversight or approval under any bankruptcy or insolvency laws.

(vii)	The REIT had two independent trustees in respect of the CDOR Loans.

During the time that the CDOR Loans were advanced to the REIT, the REIT had two independent trustees, namely Neil Labatte and Graham Senst. The independent trustees did not participate in the CDOR Loans, were free from any interest in the CDOR Loans, and were unrelated to the entities managed or controlled by Mr. Dondero that provided the CDOR Loans.

Amendments to CDOR Loans

In December 2023, the TSXV advised the REIT that the CDOR Loans were required to be treated as “Convertible Securities” under TSXV Policy 4.1 – Private Placements. Due to this determination, the TSXV required the following amendments to the CDOR Loans: (i) either the conversion feature be removed or limited to five years from the date of issuance of the CDOR Loan; (ii) the conversion feature be limited to the principal amount of the CDOR Loan (rather than the principal amount including interest); and (iii) the conversion price be fixed at a price equal to the market price of the REIT’s Units on the TSXV at the time of the issuance of the CDOR Loan. Following discussions with NFRO, it was determined that the conversion right under the CDOR Loans would be removed entirely (the “CDOR Amendment”).

The Board, having undertaken a thorough review of, and having: (i) considered the terms of the CDOR Amendment to the CDOR Loans; (ii) considered the need to comply with the requirements of the TSXV in order to maintain a listing for the Units, and (iii) consulted with its legal advisors, concluded that the CDOR Amendment is in the best interests of the REIT and agreed to pursue the approval of the CDOR Amendment.  The REIT has obtained the requisite approval from NFRO to implement the CDOR Amendment. However, as the CDOR Amendment constitutes a “related party transaction” under MI 61-101, the REIT must receive “minority approval” of the CDOR Amendment under MI 61-101, as more particularly described below. If the CDOR Amendment is not approved at the Meeting, the REIT will engage with the TSXV to seek alternative solutions to the satisfy the TSXV listing requirements; however, there can be no assurance that a satisfactory solution will be found, and if a solution is not found, the TSXV may halt trading in the Units, suspend trading in the Units and/or initiate a delisting review of the REIT’s Units as, absent the CDOR Amendment, the REIT would not be in compliance with TSXV listing requirements.

Minority Approval under MI 61-101

The REIT is a reporting issuer in certain of the provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101. MI 61-101 is intended to regulate certain transactions which raise the potential for conflicts of interest, including related party transactions, to ensure that all securityholders of an issuer are treated in a manner that is fair and that is perceived to be fair.

The CDOR Amendment constitutes a “related party transaction” within the meaning of MI 61-101, as the CDOR Amendment has the effect of amending the terms of the CDOR Loans, which are securities of the REIT beneficially owned or over which control is exercised by Mr. Dondero (a “related party” of the REIT because of the fact that Mr. Dondero beneficially owns or controls Units of the REIT that carry more than 10% of the voting rights attached to all of the REIT’s issued and outstanding Units). The CDOR Amendment is not subject to the formal valuation requirements of Section 5.4 of MI 61-101, as the Specified Markets Exemption is available to the REIT.

MI 61-101 requires that a related party transaction be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” of the issuer, in each case voting separately as a class. As such, the resolution approving the CDOR Amendment to the CDOR Loans (the “Amended CDOR Loans Resolution”) will require the affirmative vote of the “Minority Unitholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Unitholders that are beneficially owned or over which control or direction is exercised by Mr. Dondero, and any “related party” of the REIT within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Amended CDOR Loans Resolution. The full text of the Amended CDOR Loans Resolution is set forth in Appendix C to this Information Circular.

For purposes of the minority approval requirements of MI 61-101, to the knowledge of the REIT after reasonable inquiry, the votes attached to the 23,246,795 Units beneficially owned, directly or indirectly, or over which control or direction is exercised by Interested Unitholders, representing, as of the Record Date, approximately 79.5% of the issued and outstanding Units, will be excluded in determining whether minority approval for the Amended CDOR Loans Resolution is obtained.

As of the Record Date, the Units to be excluded for the purposes of minority approval requirement are set out below:

Unitholder(1)	Number of Units Owned, Controlled or Directed	Percentage of Outstanding Units(2)
NexPoint Real Estate Opportunities, LLC	15,747,388	53.65%
The Dugaboy Investment Trust	5,394,662	18.38%
NHT Holdco, LLC	1,045,848	3.56%
Governance RE Ltd	1,068,519	3.63%
NexPoint Real Estate Advisors, L.P.	90,378	0.31%

Notes:

(1)    The percentages shown are based on 29,352,055 Units outstanding as of the date hereof.

(2)    Each of the Unitholders listed above is directly or indirectly controlled by, or acting jointly and in concert with, James Dondero.

The Board has unanimously approved the Amendments to the CDOR Loans (with Mr. Dondero declaring his interest in the CDOR Amendment and abstaining from voting) and recommends that the Unitholders vote FOR the Amended CDOR Loans Resolution. Unless otherwise instructed, the persons named in the enclosed Form of Proxy intend to vote such Form of Proxy FOR the Amended CDOR Loans Resolution.

For additional information required by MI 61-101 in respect of the Amended CDOR Loans Resolution, please see above under “Matters to be Considered at the Meeting – 4. Approval of Amendments to COVID Loans – Additional Information Required by MI 61-101”.

6.	Approval of Transaction Resolution

Background to the Transaction

The Merger Agreement is the result of negotiations between representatives of the REIT and the Special Committee (as defined below) and their advisors, and representatives of NXDT and its advisors. The following is a summary of certain events, meetings, negotiations, discussions and actions leading up to the execution and public announcement of the Merger Agreement.

As part of the REIT’s ongoing focus on building long-term value, the Board regularly reviews and assesses the REIT’s long-term goals and strategic opportunities and alternatives, business prospects, industry trends, competitive environment, trading value relative to net asset value and short- and long-term performance, with the goal of maximizing Unitholder value. The Board also considers potential risks that the REIT faces in execution, including challenging global economic conditions, potentially unfavorable investment environments in the real estate market, general market conditions and trends, the highly competitive environment, and other factors.

Since the REIT’s initial public offering in 2019, the Board has considered various transactions and alternate strategies with the goal of maximizing Unitholder value. In July 2019, the REIT announced the execution of a definitive agreement with Condor pursuant to which the REIT would acquire all of the outstanding equity interests of Condor and Condor OP by merger for a total purchase price of $318 million. In September 2020, as a result of various factors, including the onset of the COVID-19 pandemic, the Condor Transaction was terminated. Pursuant to the Condor Transaction, the REIT would have acquired 15 additional hospitality properties across eight U.S. states and increased its gross asset value to approximately $700 million.

In January 2021, the Board initiated a formal strategic review process to identify, explore and evaluate a broad range of potential strategic alternatives. Given the unprecedented decline in revenue throughout the hospitality industry in general and the REIT specifically, as a result of the COVID-19 pandemic, the strategic review included an exploration of capital raising options to fund near-term operations, debt service and other obligations and possible longer-term plans to recapitalize the REIT. A special committee of independent trustees comprised of Neil Labatte and Graham Senst was formed to oversee the strategic review process and work with members of management of the REIT (“Management”) to review alternatives. As part of the strategic review, the special committee retained an investment advisor to conduct a process to solicit investment or acquisition opportunities from third parties. This process was unsuccessful.

The global response to the COVID-19 pandemic had a large negative impact on the REIT’s operations. Occupancy declined from an average of 75.1% across the REIT’s portfolio in 2019 to a low of 12.17% across the portfolio during April 2020, and ADR declined from an average of $145.81 in 2019 to a low of $93.95 during April 2020. As a result, the REIT experienced material decreases in revenues, results of operations and cash flows. In May 2020, a going concern note was included in the REIT’s annual financial statements, highlighting the REIT’s serious financial difficulties and possible risk of bankruptcy. The COVID-19 pandemic also negatively impacted the REIT’s ability to obtain new financing. Between March 2020 and September 2022, the REIT received 51 loans with favourable terms from entities controlled or managed by Mr. Dondero (the “Loans”). The Loans were advanced, in most cases, in critical moments to principally fund the REIT’s ongoing operating expenses and to satisfy interest and principal payments due on third party debt. In certain situations, the proceeds from the Loans were used to fund acquisitions designed to improve the financial condition of the REIT. Without the Loans, the REIT would likely not have been able to continue its operations as a going concern.

Following the COVID-19 pandemic, Management determined it was prudent to focus on acquiring, repositioning and selling assets of the REIT at their highest value. In March 2022, the REIT launched a marketing process to sell the DoubleTree portfolio as these properties had outperformed versus expectations during the COVID-19 pandemic. By the end of 2022, the REIT had sold the DoubleTree properties of Vancouver, Beaverton and Bend for a combined purchase price of $67.5 million, which the REIT used to retire the outstanding debt on the DoubleTree portfolio.

In late 2022, the Board, Management and their advisors engaged in preliminary discussions with respect to a broadening in the strategy of the REIT from an entity exclusively focused on the ownership and operation of properties in the hospitality industry to an entity with a broader investment focus that will initially target real estate investments in the specialty manufacturing, Current Good Manufacturing Practice and life sciences manufacturing industry (the “cGMP Industry”). Throughout 2023, the Board and Management engaged in discussions in respect of a possible transition in the strategy of the REIT. In March and November 2023, the Board met with financial advisors in the hospitality sector and cGMP Industry (the “Financial Advisors”), to assist in their assessment of potential transition in the REIT’s strategy. The Financial Advisors highlighted the rapid growth in the cGMP Industry over the last several years, which had resulted in a healthy development pipeline, outsized rent growth, historically low vacancies and record levels of investment.

The Financial Advisors also discussed the current state of the hotel industry in the United States, noting that in their view, valuations were relatively strong and may present an opportunity for the REIT to monetize its hospitality assets at favourable prices. Accordingly, the REIT determined it was prudent to sell select assets, including the DoubleTree Olympia property on June 29, 2023 and the Holiday Inn Express Nashville Property on December 13, 2023 for a combined purchase price of approximately $129 million. In connection with the broadening of the REIT’s business and investment focus outside of the hospitality industry, the REIT acquired $2.5 million worth of beneficial interests in NexPoint Life Sciences II DST (“Life Sciences DST”) a Delaware statutory trust on September 11, 2023. Subsequently, on January 4, 2024, the REIT acquired an additional $2.5 million worth of beneficial interests in Life Sciences DST.

Beginning in April 2024, without viable recapitalization alternatives, Management began assessing the feasibility of a merger transaction between the REIT and an affiliate of NXDT, including the related structuring, financing and tax considerations for a potential transaction (the “Proposed Transaction”). Management was of the view that the Proposed Transaction presented a sensible and attractive option for the REIT given NXDT’s indirect control and direction over 53.65% of the Units (through its wholly-owned subsidiary, NexPoint Real Estate Opportunities, LLC). From April to June 2024, Management, together with the REIT’s legal counsel, Goodmans LLP (“Goodmans”) and NXDT’s legal counsel, Winston & Strawn LLP (“Winston”) met on various occasions to discuss structuring for the Proposed Transaction, including tax consequences for Unitholders and certain Canadian securities law considerations. On June 15, 2024, Winston provided to the REIT and Goodmans initial draft structure slides in connection with the Proposed Transaction. Over the course of the next month, Goodmans’ and Winston’s tax specialists held additional discussions, which resulted in certain revisions and refinements to the structure for the Proposed Transaction.

On August 1, 2024, a meeting of the Board and Audit Committee was called to consider and approve the REIT’s quarterly financial statements. During the Board meeting, Management provided an update on the REIT’s strategic outlook, noting that Management was currently exploring the Proposed Transaction. Goodmans discussed the legal considerations and procedures that would be relevant in connection with the Proposed Transaction, including the formation of a special committee and engagement of an independent financial advisor. Goodmans also explained that the Proposed Transaction would constitute a “business combination” under MI 61-101 and, as a result, would require minority approval of Unitholders at a special meeting of the REIT. Management further noted that Goodmans and Winston, counsel for NXDT, were currently in the process of finalizing a structure for the Proposed Transaction.

On August 2, 2024, Winston circulated to Goodmans an initial draft of the Merger Agreement for the Proposed Transaction.

On August 13, 2024, a meeting of the independent Trustees of the REIT (the “Independent Trustees”) was held to discuss the Proposed Transaction, including the role of the Independent Trustees and process for evaluating the Proposed Transaction. Goodmans noted that Winston had provided an initial draft of the Merger Agreement for Goodmans’ review. The Independent Trustees requested that a term sheet setting forth key terms for the Proposed Transaction (including a proposed price for the Units) be provided. Goodmans then discussed certain procedures that would be relevant in connection with the Proposed Transaction, including the formation of a special committee. The Independent Trustees requested that Goodmans circulate a draft special committee mandate, as well as information on fee ranges for other recent special committees. The Independent Trustees and Goodmans discussed the retention of legal counsel for the Special Committee and determined that Goodmans would act as legal counsel to the Special Committee. The Independent Trustees and Goodmans then discussed the process for retaining an independent financial advisor and Goodmans provided a list of potential financial advisors based on their experience, qualifications, reputation and independence from the REIT and NXDT.

Later that day, Goodmans circulated to the Independent Trustees a draft special committee mandate and resolutions approving same, a summary chart of recent special committee fee arrangements, a memorandum outlining the Independent Trustees’ duties and responsibilities in the context of the Proposed Transaction and a chart summarizing some of the key issues for the consideration of the Independent Trustees.

On September 5, 2024, NXDT provided a draft of a term sheet in respect of the Proposed Transaction, which provided an initial outline of, among other things, the Reorganization (as defined below) and the Mergers (as defined below) which Goodmans reviewed and provided comments on.

On September 15, 2024, the Independent Trustees met with Goodmans to discuss the term sheet provided in respect of the Proposed Transaction. The Independent Trustees confirmed their intention to form a special committee to evaluate the Proposed Transaction and determined that Neil Labatte would serve as chair. Goodmans agreed to finalize the mandate based on the agreed-upon fees and would circulate to the Board, together with resolutions approving the formation of the special committee and mandate.

On September 15 2024, the Board approved the formation of the special committee of the REIT (the “Special Committee”), consisting of Neil Labatte, Graham Senst and Jerry Patava, with a mandate to assist the Board in (i) evaluating and responding to the Proposed Transaction and (ii) considering all such alternative transactions reasonably available to the REIT, such as a recapitalization of the REIT, a strategic alliance with a third party, or an alternative acquisition by a third party.

Over the course of the next few days, the Special Committee contacted Doane Grant Thornton LLP (“Doane Grant Thornton”) about the possibility of acting as independent financial advisor to the Special Committee. On September 17, 2024, the Special Committee and Goodmans met with Doane Grant Thornton to provide additional information in respect of the Proposed Transaction. Doane Grant Thornton confirmed its independence with reference to relevant regulatory requirements, including MI 61-101, and demonstrated that they had the requisite experience, qualifications and capacity for the engagement. On September 18, 2024, Doane Grant Thornton provided the Special Committee with a proposal for the fairness opinion, which included an estimated fee range and anticipated work streams.

After careful deliberation among the members of the Special Committee, including with counsel, the Special Committee resolved to retain Doane Grant Thornton as independent financial advisor and resolved that Doane Grant Thornton’s compensation should not be contingent on the completion of the Proposed Transaction and should be paid regardless of Doane Grant Thornton’s conclusions. On September 26, 2024, the Special Committee entered into an engagement letter with Doane Grant Thornton to formally retain Doane Grant Thornton to deliver the fairness opinion in respect of the Proposed Transaction (the “Fairness Opinion”).

On September 24, 2024, NXDT circulated a due diligence request list in respect of the Proposed Transaction. Over the next few weeks and up until the signing of the Merger Agreement, NXDT engaged in financial, legal and operational due diligence of the REIT and its subsidiaries, with Management and Goodmans working to facilitate this review by providing relevant materials and responding to informational requests from NXDT.

On October 1, 2024, the Special Committee met with Goodmans, Management and Doane Grant Thornton to discuss Doane Grant Thornton’s mandate, as well as the timeline and steps for the Proposed Transaction. Goodmans provided an overview of the proposed timeline for the Proposed Transaction. Goodmans also highlighted the key work streams for the Proposed Transaction and updated the Special Committee on the status of those work streams. Following the timeline discussion, members of Doane Grant Thornton reviewed the process expected to be followed by Doane Grant Thornton in evaluating the Proposed Transaction and determining whether the Proposed Transaction is fair, from a financial point of view, to Unitholders. In addition, the methodologies that Doane Grant Thornton expected to utilize in valuing the REIT were discussed.

Throughout the process, Doane Grant Thornton reviewed extensive information regarding the REIT and its business operations, properties, assets, financial performance and condition, operating results and prospects and analyzed the financial terms of the Proposed Transaction and the value of the Units. Doane Grant Thornton was provided with access to all requested information and met with Management to review the information on various occasions.

On October 7, 2024, the REIT entered into a mutual confidentiality agreement with NXDT on customary terms. Pursuant to this agreement, the REIT and NXDT provided to each other (and their respective advisors) diligence materials which contained certain public and non-public information concerning the REIT and NXDT. As part of their work, Doane Grant Thornton conducted a site visit for each hotel property owned by the REIT.

Throughout the process, the Special Committee met on various occasions, during which meetings the Special Committee:

●

received ongoing updates on the work performed to date and a general timetable for the preparation of the Fairness Opinion and information, analysis and advice from Goodmans regarding the duties and responsibilities of the Special Committee in fulfilling its mandate, the terms of the Proposed Transaction and the legal requirements applicable to the Proposed Transaction;

●

received advice and analysis from Doane Grant Thornton on, among other things, the financial terms of the Proposed Transaction and the prospects of the REIT, and Doane Grant Thornton’s perspectives on market conditions and associated valuation implications;

●	engaged in detailed discussions with Doane Grant Thornton regarding their valuation of the REIT and its properties including relevant valuation approaches;

●

evaluated and discussed, with the assistance of Goodmans and Doane Grant Thornton, the terms of the Proposed Transaction (including the relevant definitive documents) and the relative benefits and risks of the Proposed Transaction;

●	with the assistance of Goodmans, conducted the negotiations with NXDT and its advisors with respect of the Merger Agreement; and

●	made recommendations to the Board with respect to the foregoing.

In addition to its formal meetings, the Special Committee members had additional informal discussions among themselves, as well as with Goodmans and Doane Grant Thornton. None of the representatives of NXDT were present during any of the Special Committee’s meetings or participated in the Special Committee’s decision-making process. During the deliberations, the Special Committee discussed the fact that (i) NXDT had confirmed it was not prepared to pursue any alternative transactions that would result in the selling of its interest in the REIT or the acquisition by a third party of the Units that NXDT does not already own, and (ii) the REIT had marketed several of the properties with no portfolio or third party interest, and determined that it was highly unlikely that a competing offer for equal or greater consideration could emerge. In addition, due to the high leverage of the REIT, there were limited possibilities for a recapitalization.

On October 17, 2024, the REIT engaged BakerHostetler LLP to act as U.S. counsel in respect of the Proposed Transaction. It was also agreed that Winston would act as U.S. tax deal counsel given their familiarity and prior dealings with the REIT.

At a meeting held on October 29, 2024, the Special Committee met with Goodmans and Doane Grant Thornton to further evaluate the Proposed Transaction. The Special Committee, with the assistance of its advisors, reviewed the relative benefits and risks associated with the Proposed Transaction as compared to the status quo, including the factors set out below. Following discussion, the Special Committee determined that it would be prepared to proceed with the Proposed Transaction on the terms presented by NXDT, subject to receiving Doane Grant Thornton’s Fairness Opinion, satisfactory negotiation of definitive documentation in respect of the Proposed Transaction and approval of the Proposed Transaction by the Board. The Special Committee considered various strategic opportunities and alternatives for the REIT, including: (i) the possible transition in the strategy of the REIT; (ii) individual sales of the REIT’s hospitality assets and a liquidation of the REIT; and (iii) the Proposed Transaction, and ultimately determined that an en bloc sale under the Proposed Transaction would be most effective in maximizing Unitholder value.

On November 6, 2024, the Special Committee met with Goodmans to discuss the draft Merger Agreement and any open points. The Special Committee provided their feedback on various deal points. Between November 6, 2024 and November 20, 2024, the Special Committee and its legal and financial advisors, with the assistance of NXDT’s legal advisors, finalized the terms of the definitive documentation for the Proposed Transaction.

On November 22, 2024, the Special Committee met with Doane Grant Thornton and Goodmans. Doane Grant Thornton made a presentation to the Special Committee and provided a verbal opinion to the Special Committee (which was subsequently confirmed in writing) to the effect that, as of the date thereof and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to Unitholders.

The Special Committee proceeded to review and consider in detail the terms of the transactions contemplated by the Merger Agreement. The Special Committee, after receiving the advice of Doane Grant Thornton and Goodmans, then unanimously passed a resolution: (a) determining that the transactions contemplated by the Merger Agreement were fair, from a financial point of view, to Unitholders and it was in the best interests of the REIT to enter into the Merger Agreement and for the Board to recommend that the Unitholders vote in FOR the Transaction Resolution; (b) approving the Merger Agreement; and (c) resolving to recommend that Unitholders vote FOR the Transaction Resolution.

Following the Special Committee meeting on November 22, 2024, the Board held a meeting to consider the Proposed Transaction. In attendance at the meeting were all of the Independent Trustees and Goodmans. The Special Committee reported to the Board, following which the Board (with Mr. Dondero declaring his interest in the Transaction and abstaining from voting) unanimously passed a resolution: (a) determining that the transactions contemplated by the Merger Agreement were fair, from a financial point of view, to Unitholders and in the best interests of the REIT and Unitholders; (b) approving the Merger Agreement; and (c) resolving to recommend that Unitholders vote FOR the Transaction Resolution.

Following the approval of the Board, the Parties entered into the Merger Agreement on November 22, 2024. The REIT and NXDT issued a joint news release announcing the entering into of the Merger Agreement and the transactions contemplated therein prior to the opening of trading on the TSXV on November 25, 2024.

Reasons for the Recommendation of the Special Committee

(i)	Information Considered

In reaching its determination and in making its recommendations, the Special Committee considered and relied upon extensive information, advice and analysis obtained by it in the course of its process, including:

●

information concerning the business, operations, properties, assets, financial performance and condition, operating results and prospects of the REIT and its business, including the REIT’s most recent annual results;

●

information concerning the REIT’s business plan, the plan’s assumptions regarding operations, strategy and value and the risks and uncertainties inherent therein, and the REIT’s anticipated financial performance under the status quo alternative and recent changes in the industry;

●	the impact of the REIT’s high leverage level and the REIT’s capital expenditure needs;

●	the impact and status of general industry, regulatory, economic and market conditions and trends relevant to the REIT’s businesses;

●	the effect of NXDT’s control position in respect of the REIT;

●	the terms of the legal documentation for the Proposed Transaction and how they compared to the terms of similar transactions in the North American marketplace;

●	the lack of liquidity in the REIT’s Units on the TSXV;

●	advice provided by the Special Committee’s legal and financial advisors relating to the relative benefits and risks associated with the Transaction; and

●	the information, analysis, assumptions, qualifications and limitations relied on by Doane Grant Thornton in conducting its financial analysis and the Fairness Opinion.

(ii)	Role of Management

Certain information and analysis received and relied upon by the Special Committee and its advisors was prepared by Management. In light of Management’s potential or perceived conflict of interest, the Special Committee and its legal and financial advisors carefully scrutinized and analyzed such information and analysis (and the underlying assumptions) in conducting their own analysis and reaching their own conclusions.

(iii)	Benefits of the Transaction

In reaching its determination and making its recommendations, the Special Committee considered a number of substantive benefits associated with the Transaction, including the following material benefits (which are not intended to be exhaustive):

1.	There is no cap on the cash payable under the Transaction so Unitholders electing cash will not be subject to pro-ration.

2.	The proposed price of $0.36 per Unit represents a premium of approximately 2300% to the 30-day volume weighted average price per Unit on the TSXV ended November 22, 2024 of $0.015.

3.

The Transaction provides Unitholders with the option to elect to receive per Unit $0.36 in cash or one (1) New NHT Share, which will subsequently be converted into the right to receive a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of NXDT Common Shares quoted on the NYSE for the ten (10) trading days prior to closing of the Transaction. Unitholders who receive cash for their Units will immediately realize a fair value for their investment and the payment in cash provides certainty of value for their Units. Unitholders who receive NXDT Common Shares will have the opportunity to participate in any increase in value of the REIT’s assets and the increase in value of the current assets of NXDT and are expected to have much greater liquidity due to higher trading volumes in the NXDT Common Shares.

4.

The Transaction represents the best prospect for maximizing Unitholder value over the short to medium term given current and expected macroeconomic conditions in North America and their potential impact on the REIT. Prior to entering into the Merger Agreement, the Special Committee, with the assistance of its legal and financial advisors, assessed the alternatives reasonably available to the REIT, including pursuing its current business plan in the economic environment facing the REIT.

5.

The Fairness Opinion delivered by Doane Grant Thornton to the Special Committee to the effect that, as of November 22, 2024 and based upon and subject to the assumptions made, procedures followed, matters considered and other qualifications and limitations set forth therein, the consideration to be paid to the Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to such Unitholders.

6.

Prior to entering into the Merger Agreement, the Special Committee, with the assistance of its legal and financial advisors, assessed the alternatives reasonably available to the REIT, including pursuing its current business plan in the economic environment facing the REIT and running a marketed sale process. The Special Committee also discussed the negative impact that initiating a sale process with other potential acquirers would have on NXDT’s proposal, the confidentiality of the discussions and the REIT as a whole. Following this assessment, the Special Committee determined that the Transaction is in the best interests of the REIT and Unitholders, and that it was in the best interests of the REIT and Unitholders to not approach other potential acquirers for the purposes of running a marketed sale process.

7.

Notwithstanding the Special Committee’s determination regarding the low likelihood of other potential acquirers coming forward, under the terms of the Merger Agreement, the REIT retains the ability to consider and respond to unsolicited Superior Proposals on the specific terms and conditions set forth in the Merger Agreement and subject to, if applicable, the payment of a Company Termination Fee.

8.

The terms and conditions of the Transaction do not prohibit the Board from taking any action that would be consistent with its obligation to properly discharge its fiduciary duties, including changing its recommendation to Unitholders regarding the Transaction.

9.

Given NXDT’s confirmation that it is not prepared to pursue any alternative transactions that would result in the selling of its interest in the REIT or the acquisition by a third party of the Units that NXDT does not already own, it is highly unlikely that a competing offer for equal or greater consideration could emerge.

10.

NXDT is obligated to pay to the REIT the NXDT Termination Amount in certain circumstances, including in connection with certain breaches by the NXDT Parties that would cause certain conditions precedent to be incapable of being satisfied by the Outside Date.

11.	The likelihood (subject to minority Unitholder approval), that the Transaction will be completed, given the limited number of conditions, including the absence of any financing condition.

12.

The Transaction generally will be taxable to Unitholders for both Canadian and U.S. federal income tax purposes.  Furthermore, the proceeds received by Unitholders for their Units generally will not be subject to U.S. or Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

(iv)	Procedural Safeguards

The Special Committee also believes that adequate procedural safeguards were and are present to ensure the fairness of the Transaction to the REIT and Unitholders, including:

1.

The Transaction Resolution must be approved by (a) the affirmative vote of not less than 66 2/3% of the votes cast by Unitholders; and (b) in accordance with MI 61-101, the affirmative vote of a majority of the votes cast by Unitholders other than by Mr. Dondero and certain entities affiliated with Mr. Dondero including his joint actors, in each case present in person or represented by proxy at the Meeting.

2.

The fact that the process was conducted by, and under the oversight of, the Special Committee, which was comprised solely of Independent Trustees, and advised by experienced, qualified and independent financial and legal advisors.

3.	The Special Committee and its legal and financial advisors engaged in extensive analysis and believe the Transaction is fair to the REIT and its Unitholders.

4.

The terms and conditions of the Merger Agreement, including the covenants of the REIT and conditions to completion are, in the judgement of the Special Committee, after consultation with its advisors, reasonable and can be achieved within an expedited timeframe, with closing of the Transaction currently expected in the first quarter of 2025. See “The Merger Agreement”.

5.	Unitholders have been provided with the right to exercise dissent rights and to be paid fair value for their Units.

(v)	Risks and Potentially Negative Factors

The Special Committee also considered a number of risks and potentially negative factors concerning the Transaction, including the following:

1.

There can be no certainty that all conditions to the Transaction will be satisfied. NXDT has the right to terminate the Transaction under certain limited circumstances. The failure to complete the Transaction could negatively impact the price of the Units or otherwise adversely affect the business of the REIT.

2.

Under the Merger Agreement, the REIT must generally conduct its business in the ordinary course, and the REIT is, prior to the completion of the Transaction or the termination of the Merger Agreement, subject to ordinary course of business covenants requiring the prior consent of NXDT to carry out certain actions, which may delay or prevent the REIT from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the REIT were to remain a publicly traded issuer.

3.

The Transaction will result in the REIT no longer existing as a publicly-traded issuer and as such, Unitholders who elect to receive cash will not benefit from any appreciation in the value of, or distributions on, their Units after the completion of the Transaction.

4.	The consideration for the Transaction will be paid in U.S. dollars, which may result in certain Unitholders assuming currency-related risk.

5.

Each of the REIT and NXDT has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions precedent, to terminate the Merger Agreement. Accordingly, there can be no certainty, nor can the REIT provide any assurance, that the Merger Agreement will not be terminated by either of the REIT or NXDT prior to the completion of the Transaction.

The foregoing factors are not intended to be exhaustive, but include the material factors considered by the Special Committee in making its determinations and recommendations. The Special Committee did not consider it practicable to, and did not, assign specific weights to any of the factors considered in reaching their determinations and recommendations, and individual members of the Special Committee may have given different weights to different factors. The above factors are not presented in any order of priority.

NXDT’s Reasons for the Mergers

After careful consideration, the NXDT Board unanimously authorized and approved the Merger Agreement and the transactions contemplated thereby on November 22, 2024. The Mergers will allow NXDT to acquire the outstanding interests in NHT which it does not already own. Currently, NXDT owns approximately 53.65% of NHT’s Units and consolidates NHT on its financial statements. A number of beliefs and factors were considered in the decision by NXDT to undertake the Transaction, including the following material factors:

●	The belief that full ownership of NHT would maximize the value of the combined business and promote efficiencies by having a single management team and investment adviser;

●

The belief that it would be more advantageous for NXDT to operate NHT’s assets as part of a wholly owned subsidiary rather than a majority owned public company, due to increased operating flexibility that wholly-owned subsidiary status would provide;

●

NXDT’s familiarity with the business, operations, properties, assets, financial condition, business strategy and prospects of NHT, the nature of the real estate industry in general, industry trends, the regulatory and legislative environment relevant to the industries in which NXDT and NHT operate, and global economic and market conditions, both on a historical and on a prospective basis;

●	The Merger Consideration will be paid in NXDT Common Shares, and any cash payments for Redemptions will be made by NHT;

●	The Merger Agreement provides that NHT will pay a $370,000 termination fee if the Merger Agreement is terminated under certain circumstances; and

●

The Merger Agreement contains a “no shop” provision that generally requires NHT to refrain from, and to cease discussions with respect to, alternate acquisition transactions and subjects NHT to certain restrictions in considering and negotiating alternate acquisition transactions.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by NXDT in its consideration of the Transaction, but includes certain material factors considered by NXDT. In view of the wide variety of factors considered in connection with the Transaction, and the complexity of these matters, NXDT did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The above factors are not presented in any order of priority.

Remuneration

For their services in reviewing and considering the Transaction on behalf of the REIT, the Board determined that each member of the Special Committee shall receive a flat fee of $25,000 (or $35,000 in the case of the Chair of the Special Committee), plus a monthly fee of $5,000 for each month that the Special Committee is in existence. Such payments are not contingent upon the completion of the Transaction.

Fairness Opinion

Pursuant to an engagement letter dated as of September 26, 2024, Doane Grant Thornton agreed to provide the REIT with various advisory services in connection with the Transaction including, among other things, the provision of the Fairness Opinion.

The Fairness Opinion was delivered to the Special Committee on November 22, 2024.

To prepare the Fairness Opinion, Doane Grant Thornton performed certain analyses on the REIT based on those methodologies and assumptions that Doane Grant Thornton considered appropriate in the circumstances for the purposes of preparing the Fairness Opinion. In arriving at its conclusion, Doane Grant Thornton did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of its experience in rendering such opinions and on the information provided to it presented as a whole.

In considering fairness, Doane Grant Thornton considered whether the fair market value (“FMV”) of the consideration payable to Unitholders in connection with the Transaction was greater than or equal to the FMV of the REIT as of the date of the Fairness Opinion. To make such determination, Doane Grant Thornton considered the following methodologies: (i) net asset value analysis; (ii) comparable company analysis; and (iii) precedent transactions analysis.

Net Asset Value (“NAV”) Analysis

The NAV approach assigns a distinct value to each asset and liability category for the REIT, adopting a FMV for each category, and utilizing a methodology appropriate for each category. The total liabilities are then subtracted from the overall value of assets.

To determine the value of the REIT’s properties, Doane Grant Thornton utilized (i) an income capitalization approach and (ii) a discounted cash flow (“DCF”) approach.

Per the income capitalization approach, Doane Grant Thornton capitalized sustainable net operating income projections, and then determined capitalization rates for each property of the REIT based on (i) their understanding of the properties, (ii) research of publicly available capitalization rate reports, and (iii) discussions with Management. Doane Grant Thornton then deducted growth capital expenditures in excess of the replacement reserves required to achieve sustainable net operating income from the capitalized value of the hospitality assets in arriving at FMV.

Per the DCF approach, Doane Grant Thornton discounted the projected net operating income over the forecast period at a rate of return that reflected the risk of achieving the same. Doane Grant Thornton then estimated the terminal value by applying a terminal year capitalization rate to the terminal period net operating income. The sum of the present value of the net operating income for the forecast period plus the present value of the terminal value represented the enterprise value of each of the hospitality assets owned by the REIT.

In determining the value of each of the REIT’s properties, Doane Grant Thornton also took into consideration precedent hotel transactions that had occurred over the past three (3) years in Texas, Florida and Utah. Such transactions supported their valuation conclusions determined under the income capitalization and DCF approaches. To determine the FMV of the REIT’s investment in Life Sciences DST, Doane Grant Thornton employed a DCF approach.

For the Class B Units, which Management advised were economically equivalent to the Units, Doane Grant Thornton determined the FMV to be $0.36 per Class B Unit. Similarly, Doane Grant Thornton valued the Deferred Units and NHT OP Profits Interest Units at $0.36 per unit. Doane Grant Thornton also assessed the Convertible Promissory Notes, noting that their assessment on the fairness of the Transaction was not impacted by the valuation of the Convertible Promissory Notes at fair value versus face value. While the Convertible Promissory Notes were recorded at fair value for financial reporting purposes, adjusting the notes to face value would result in a lower price per unit as the face value was in excess of fair value.

For other net assets, unless otherwise noted in the Fairness Opinion, Doane Grant Thornton assumed that the book value as of September 30, 2024, was equivalent to their FMV.

Comparable Company Analysis

Doane Grant Thornton reviewed the valuation metrics implied by analysis of comparable public companies. For each of the selected comparable companies, Doane Grant Thornton considered the price / FFO, price / AFFO, price / NBV, and price to NAV and derived minimum, medium, average and maximum metrics for each comparable company. Based on Doane Grant Thornton’s review, the price / LTM FFO, price / AFFO, and price / NBV multiples did not provide a meaningful data point as the REIT had negative LTM FFO, LTM AFFO and NBV as of September 30, 2024. The price to NAV implied by Doane Grant Thornton’s valuation was above the range of comparable public companies and supported Doane Grant Thornton’s fairness conclusions.

Precedent Transaction Analysis

Doane Grant Thornton reviewed publicly available information of the purchase prices and transaction multiples of precedent public market M&A transactions that Doane Grant Thornton considered relevant. For each of the selected transactions, Doane Grant Thornton considered the price / FFO, price / AFFO, price / NBV, and price to NAV, and derived the minimum, median, average, and maximum metrics for each relevant transaction. Doane Grant Thornton then compared each metric to the REIT. Based on Doane Grant Thornton’s review, the price / LTM FFO, price / AFFO, and price / NBV multiples did not provide a meaningful data point as the REIT had negative LTM FFO, LTM AFFO and NBV as of September 30, 2024. The price to NAV implied by Doane Grant Thornton’s valuation was in excess of the range implied by precedent transactions and supported Doane Grant Thornton’s fairness conclusions.

The Fairness Opinion states that, based upon and subject to their analysis, limitations and assumptions set out in the Fairness Opinion, Doane Grant Thornton is of the opinion that the consideration to be received by the Unitholders in connection with the Transaction is fair from a financial point of view to the Unitholders.

The terms of the engagement letter between Doane Grant Thornton and the REIT provide that Doane Grant Thornton will receive a fee for rendering the Fairness Opinion, which will be based on the professional time required for Doane Grant Thornton to render the Fairness Opinion. Such compensation is not contingent on the result of, or use of, the Fairness Opinion. Furthermore, the REIT has agreed to indemnify Doane Grant Thornton, in certain circumstances, against certain liabilities that might arise out of its engagement.

The full text of the Fairness Opinion, which states, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix E to this Information Circular. Unitholders are encouraged to read the Fairness Opinion carefully in its entirety. The Fairness Opinion was provided to the Board in connection with its evaluation of the consideration to be received pursuant to the Transaction, does not address any other aspect of the Transaction and does not constitute a recommendation as to how Unitholders should vote or act with respect to the Transaction.

Recommendation of the Special Committee

After carefully evaluating the Transaction with the assistance of its financial and legal advisors and after reviewing the Fairness Opinion and considering a number of other factors noted above, the Special Committee unanimously determined that the Transaction was in the best interests of the REIT and its Unitholders. Accordingly, the Special Committee unanimously recommends that Unitholders vote FOR the Transaction Resolution at the Meeting.

Recommendation of Board of Trustees

After carefully evaluating the Transaction with the assistance of its financial and legal advisors and after reviewing the Fairness Opinion and considering a number of other factors noted above, including the recommendation of the Special Committee, the Board (with Mr. Dondero declaring his interest in the Transaction and abstaining from voting) unanimously determined that the Transaction, on the terms and conditions negotiated by the Special Committee, was in the best interests of the REIT and its Unitholders. Accordingly, the Board (with Mr. Dondero declaring his interest in the Transaction and abstaining from voting) recommends that Unitholders vote FOR the Transaction Resolution at the Meeting.

Unitholder Approval

To become effective, the Transaction Resolution must be approved by (i) the affirmative vote of not less than two-thirds (66 2/3%) of the votes cast upon such Transaction Resolution by Unitholders present in person or represented by proxy at the Meeting; and (ii) the affirmative vote of a majority of the votes cast upon the Transaction Resolution by Unitholders present in person or represented by proxy at the Meeting, excluding votes attached to such Units held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, being NXDT, James Dondero and certain entities affiliated with Mr. Dondero. For more information see “Interests of Certain Persons in the Transaction”.

The Transaction

The following is a summary of the Transaction and the Transaction mechanics, as outlined in greater detail in the Merger Agreement. This summary does not purport to be complete and may not contain all of the information included in the Merger Agreement that is important to you. The summary of the material terms of the Transaction below and elsewhere in this Information Circular is qualified in its entirety by reference to the Merger Agreement, which has been filed by the REIT on SEDAR+ at www.sedarplus.ca. We urge you to read a copy of the Merger Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this Information Circular.

The Reorganization

Immediately prior to the consummation of the Mergers (as defined below), the REIT intends to undergo a reorganization transaction, pursuant to which (i) each Unitholder will either (a) contribute all of such Unitholder’s equity interests in the REIT to New NHT in exchange for the New NHT Shares, or (b) have all of such Unitholder’s equity interests in the REIT redeemed for $0.36 cash per Unit and, immediately thereafter, (ii) New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT.

Procedure for Exchange of Certificates by Unitholders

If you are a Registered Holder, you will be sent a Letter of Transmittal and Election (printed on YELLOW paper) explaining how to deposit your Units in order to receive the Reorganization Consideration under the Reorganization. The Depositary will need to receive the applicable Letter of Transmittal and Election completed by you, if you are a Registered Holder before paying you any Reorganization Consideration under the Reorganization.

The Letter of Transmittal and Election, properly completed and duly executed in accordance with the instructions set out therein, together with all other required documents, must be received by the Depositary by mail to TSX Trust Company, 301-100 Adelaide Street West, Toronto Ontario M5H 4H1, Attention: Corporate Actions Department by no later than      (Toronto time) on February     , 2025 or your election will not be processed. If you do not complete and return the enclosed Letter of Transmittal and Election or provide instructions to your Intermediary, you will be deemed to have elected to receive the Share Consideration in connection with the Reorganization. Notwithstanding the foregoing, if you are a Registered Holder, you will not receive your Reorganization Consideration under the Reorganization until after closing of the Transaction and you have returned your properly completed documents, including each applicable Letter of Transmittal and Election, and the certificate(s) representing your Units to the Depositary. If you are a Beneficial Holder, and you fail to instruct your Intermediary to complete and return the enclosed Letter of Transmittal by the election deadline, you will be deemed to have elected to receive the Share Consideration, and will receive your Share Consideration after closing of the Transaction.

Unless otherwise specified in the Letter of Transmittal, either (i) a cheque representing the aggregate Cash Consideration; or (ii) in the case of a Unitholder that elects or is deemed to elect the Share Consideration, the NXDT Common Shares, payable under the Reorganization to the former Registered Holder who has complied with the procedures set forth above and in the Letter of Transmittal and Election will, as soon as practicable after Closing and after the receipt of all required documents: (i) be forwarded to the former holder at the address specified in the Letter of Transmittal and Election by first class mail; or (ii) be made available at the offices of the Depositary for pick-up by the holder, as requested by the holder in the Letter of Transmittal and Election. If no address is provided on the Letter of Transmittal, cheques (and for Unitholders that elect or are deemed to elect the Share Consideration, NXDT Common Shares) will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Company, NXDT or the Depositary on the Reorganization Consideration for the Units to Persons depositing such units with the Depositary, regardless of any delay in making any payment for the Units. The Depositary will act as the agent of Persons who have deposited Units pursuant to the Reorganization for the purpose of receiving and transmitting the Reorganization Consideration to such Persons, and receipt of the Reorganization Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Units.

The method of delivery of certificates representing Units and all other required documents is at the option and risk of the Unitholder depositing their Units. Any use of mail to transmit certificate(s) representing Units and the Letter of Transmittal and Election is at each Unitholder’s risk and documents so mailed shall be deemed to have been received by the REIT upon actual receipt by the Depositary. The REIT recommends that such certificate(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

Lost Certificates

In the event any certificate which immediately prior to the Reorganization Effective Time represented one or more outstanding Units that have been lost, stolen or destroyed, the Letter of Transmittal and Election should be completed as fully as possible and forwarded, together with an affidavit describing the loss, to the Depositary. The Depositary and/or the Transfer Agent for the Units will respond with the replacement requirements (which may include a bonding requirement) that must be properly completed and returned prior to effecting the exchange of Units for the Reorganization Consideration.

Cancellation Rights

From and after the Reorganization Effective Time, all certificates that represented outstanding Units immediately prior to the Reorganization Effective Time will cease to represent any rights with respect to the Units, and will only represent the right to receive the applicable Reorganization Consideration, in lieu of such certificate, less applicable withholdings. Any such certificate formerly representing outstanding Units held by Registered Holders not duly surrendered on or before the sixth anniversary of the date that the Reorganization Effective Time occurs shall cease to represent a claim by or interest of any former holder of Units of any kind or nature against or in NXDT. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to NXDT and shall be paid over by the Depositary to NXDT or as directed by NXDT.

Any payment made by way of cheque by the Depositary (on behalf of NXDT) pursuant to the Reorganization that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Closing, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Closing shall cease to represent a right or claim of any kind or nature and the right of any holder of Units to receive the applicable consideration for any Units pursuant to the Reorganization shall terminate and be deemed to be surrendered and forfeited to NXDT for no consideration.

Procedure for Deferred Units

At the Reorganization Effective Time, each Deferred Unit will be cancelled and holders of such cancelled Deferred Units will be entitled to receive the Cash Consideration at Closing. Holders of Deferred Units need not complete any documentation to receive the Cash Consideration owed to them under the Reorganization.

Holders of Deferred Units shall not be entitled to receive any consideration with respect to such Deferred Units other than the Cash Consideration and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

The Mergers

Immediately following the Reorganization, at the Company Merger Effective Time, New NHT will merge with and into NXDT Intermediary, with NXDT Intermediary continuing under the name “NXDT Intermediary, LLC” as the surviving entity in the Company Merger. All of the properties, rights, privileges, powers and franchises of New NHT will vest in the Surviving Company, and all debts, liabilities, duties and obligations of New NHT will become the debts, liabilities, duties and obligations of the Surviving Company.

Immediately following the Company Merger, NHT Intermediary and NHT Holdings, both of which are subsidiaries of the REIT, will merge with and into the Surviving Company, with the Surviving Company continuing under the name “NXDT Intermediary, LLC” as the surviving entity in the Intermediary Merger and the Holdings Merger.

Thereafter, NHT OP will merge with and into NXDT Merger Sub, with NXDT Merger Sub continuing under the name “NXDT Hospitality Holdco, LLC” as the surviving entity in the Operating Partnership Merger. All of the properties, rights, privileges, powers and franchises of NXDT Merger Sub will vest in the Surviving OP and all debts, liabilities, duties and obligations of NHT OP will become the debts, liabilities, duties and obligations of the Surviving OP.

The result of the Mergers will be that New NHT, NHT Intermediary, NHT Holdings and NHT OP will each be merged with and into entities owned or controlled, directly or indirectly, by NXDT.

Effects of the Mergers

At the Company Merger Effective Time, and by virtue of the Company Merger, the following shall occur:

●

Cancellation of New NHT Shares. Each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time that is held by NXDT, NXDT OP, or any of their respective subsidiaries, will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto. Each New NHT Share held by New NHT in New NHT’s treasury will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

●

Conversion of New NHT Shares. Each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled as set forth above) will automatically be converted into the right to receive a number of NXDT Common Shares equal to the Exchange Ratio. All New NHT Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) registered in the transfer books of New NHT that represented New NHT Shares will cease to have any rights with respect to such New NHT Shares other than the right to receive the Merger Consideration.

At the Intermediary Merger Effective Time, by virtue of the Intermediary Merger, each NHT Intermediary Interest issued and outstanding immediately prior to the Intermediary Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

At the Holdings Merger Effective Time, by virtue of the Holdings Merger, each NHT Holdings Interest issued and outstanding immediately prior to the Holdings Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

At the Operating Partnership Merger Effective Time, by virtue of the Operating Partnership Merger, the following shall occur:

●

Conversion of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time (other than NHT OP Units to be cancelled as set forth below) shall be automatically converted into the right to receive a number of validly issued limited partnership interests of NXDT OP equal to the Operating Partnership Exchange Ratio and each general partnership interest of NHT OP issued and outstanding immediately prior to the Operating Partnership Merger Effective Time shall be automatically canceled and no consideration shall be issued in respect thereof. All NHT OP Units, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (an “NHT OP Certificate”) or book-entry unit (an “NHT OP Book-Entry Share”) registered in the transfer books of the Company that represents NHT OP Units will cease to have any rights with respect to such NHT OP Units other than the right to receive the Operating Partnership Merger Consideration.

●

Cancellation of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time that is held by NXDT, NXDT Intermediary or any of their respective subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

Treatment of Equity-Based Awards

At the Reorganization Effective Time, each Deferred Unit will be cancelled and holders of such cancelled Deferred Units will be entitled to receive $0.36 in cash per Deferred Unit at Closing.

At the Operating Partnership Merger Effective Time, each Vested NHT OP Profits Interest Unit will automatically be cancelled and converted into the right to receive Vested NXDT OP Profits Interest Units at the Operating Partnership Exchange Ratio, and each Unvested NHT OP Profits Interest Unit will automatically be converted into the right to receive Unvested NXDT OP Profits Interest Units with like vesting conditions at the Operating Partnership Exchange Ratio.

Prior to the Company Merger Effective Time, the Company and NHT OP will take all corporate, trust, or limited partnership action, as applicable, to terminate the Omnibus Plan and the Deferred Unit Plan effective as of immediately prior to the Company Merger Effective Time (and subject to the consummation of the Mergers).

Treatment of NHT OP Units to be Issued Upon Conversion of Convertible Promissory Notes

At the Operating Partnership Merger Effective Time, all rights to receive NHT OP Units pursuant to the conversion of the Convertible Promissory Notes shall be converted into the right to receive membership interests of NXDT Merger Sub pursuant to the terms of amendments to such Convertible Promissory Notes to be entered into at the Operating Partnership Effective Time, with the number of membership interests in NXDT Merger Sub to be issued under a Convertible Promissory Note to be equivalent to the number of NHT OP Units subject to the conversion rights under such Convertible Promissory Note, multiplied by the Operating Partnership Exchange Ratio, subject to the conditions to the exercise of such rights contained in the Convertible Promissory Notes.

Payment of Consideration

(i)	Exchange Agent; Exchange Fund

NXDT has designated Equiniti Trust Company, LLC as exchange agent (the “Exchange Agent”) to administer the payments involved in the Transaction. At the Closing Time, NXDT will deposit, or cause to be deposited, with the Exchange Agent, sufficient cash to pay the aggregate Merger Consideration and Operating Partnership Merger Consideration (such cash amount, the “Exchange Fund”), in each case, for the sole benefit of the holders of the New NHT Shares and NHT OP Units, as applicable.

(ii)	Payment of Merger Consideration and Operating Partnership Merger Consideration

As promptly as practicable following the Company Merger Effective Time, NXDT shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share, of an NHT OP Certificate or NHT OP Book-Entry Share, as applicable, (A) a letter of transmittal which will which will specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares, to the NHT OP Certificates or NHT OP Book-Entry Share, as applicable, will pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, in exchange for the Merger Consideration or Operating Partnership Merger Consideration, as applicable.

Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share, an NHT OP Certificate (or an affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, to the Exchange Agent, together with a letter of transmittal duly completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, will be entitled to receive in exchange therefor the Merger Consideration for each New NHT Share formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share or the Operating Partnership Merger Consideration for each NHT OP Unit formerly represented by such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share.

Until surrendered, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, each NHT OP Certificate (or affidavit of loss in lieu thereof) and NHT OP Book-Entry Share, will be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration or the Operating Partnership Merger Consideration, as applicable.

Withholding Rights

The Parties, their respective affiliates, the Exchange Agent, and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Operating Partnership Merger Consideration, and any amounts in respect of the Reorganization, as applicable (and any other consideration otherwise payable pursuant to the Merger Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law. Any such amounts so deducted and withheld will be paid over to the applicable Governmental Entity in accordance with applicable Law and will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Rights of Dissent

In accordance with the amendments to the Declaration of Trust (in the form attached as Appendix D to the Information Circular), Registered Holders will be granted the right to dissent in respect of the Transaction and be paid the fair value of their Units. Although the amendments to the Declaration of Trust will not be effective until the Transaction Resolution is approved by the Requisite Vote, Registered Holders will be able to exercise dissent rights in the manner set forth in the amendments to the Declaration of Trust as if it were in force prior to its approval.

Registered Holders who are considering exercising their Dissent Rights should carefully review the description of such rights set forth in this Information Circular, as well as the amendments to the Declaration of Trust.

Any Registered Holder who properly dissents to the Reorganization in compliance with the amendments to the Declaration of Trust will, in the event the Transaction is completed, be deemed to have transferred their Units to the REIT for cancellation at the Reorganization Effective Time without any further act or formality on such Registered Holder’s part, and in consideration therefor, the REIT shall be deemed to have issued to such Registered Holder a debt-claim to be paid the fair value of those Units, and, in respect of the Units so deemed to be transferred: (i) the dissenting Registered Holder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to the REIT; and (ii) such Units shall be cancelled by the REIT and the register of Unitholders shall be revised accordingly. Any Registered Holder who properly dissents will only be entitled to be paid the fair value of their Units, and will not be entitled to any other payment or consideration, including any other payments that would be payable under the Transaction had such Registered Holder not exercised their Dissent Rights. The fair value may be the same as, more than or less than $0.36. The valuation will be determined as of the close of business on the day before the Transaction Resolution is adopted.

A Registered Holder may only exercise the Dissent Rights in respect of Units which are registered in that Unitholder’s name at the Record Date. In many cases, Units beneficially owned by a Unitholder are registered either (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant. Accordingly, Beneficial Holders will not be entitled to exercise the Dissent Rights.

The REIT or the Dissenting Unitholder may apply to the court, by way of an originating notice, after the approval of the Transaction Resolution, to fix the fair value of the Dissenting Unitholder’s Units. The REIT (or its successor entity, NXDT Intermediary) shall make a written offer to pay the fair value of the Units held by the Dissenting Unitholder. Every offer will be made on the same terms to each Dissenting Unitholder.

A Dissenting Unitholder will not be required to give security for costs in respect of an application. On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against the REIT and in favor of each of those Dissenting Unitholders, and fixing the time within which the REIT must pay the amount payable to each Dissenting Unitholder.

A Registered Holder who wishes to exercise Dissent Rights must provide to the REIT prior to      (Toronto time) on February     , 2025, or otherwise at least two days prior to the date of the Meeting (or any postponement(s) or adjournment(s) of the Meeting), a written objection to the Transaction. It is important that Registered Holders who wish to exercise Dissent Rights strictly comply with this requirement. In addition, a Registered Holder who wishes to exercise his, her or its Dissent Rights must vote his, her or its Units at the Meeting, either in person or by proxy, against the Transaction (and, for greater certainty, a Registered Holder who voted for or abstained from voting for the Transactions Resolution or who has withdrawn its objection will not be considered to be a Dissenting Unitholder). Further, a vote against the Transaction Resolution shall not constitute the required written objection as described in this paragraph.

Only Registered Holders may exercise Dissent Rights. A Registered Holder’s failure to follow exactly the procedures set forth in the terms of the amendments to the Declaration of Trust will result in the loss of Dissent Rights. Due exercise of the Dissent Rights requires that certain deadlines be observed and the REIT intends to enforce such deadlines strictly. Registered Holders considering exercising Dissent Rights should seek the advice of their legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Information Circular, as well as the amendments to the Declaration of Trust, and comply with the provisions of the amendments to the Declaration of Trust. Beneficial Holders are not entitled to exercise Dissent Rights.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Unitholders who seek payment of the fair value of their Units. The amendments to the Declaration of Trust require adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

The Merger Agreement

The following is a summary of the material terms of the Merger Agreement, a copy of which is attached hereto as Appendix J and is incorporated by reference in this Information Circular. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The summary of the material terms of the Merger Agreement below and elsewhere in this Information Circular is qualified in its entirety by reference to the Merger Agreement, which has been filed by the REIT on SEDAR+ at www.sedarplus.ca. We urge you to read a copy of the Merger Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this Information Circular.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company, NHT Intermediary, NHT Holdings and NHT OP (jointly and severally) to NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP and representations and warranties made by the NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP (jointly and severally) to the Company, NHT Intermediary, NHT Holdings and NHT OP. Those representations and warranties were made solely for purposes of the Merger Agreement, were made as of a specified date (and in certain circumstances shall be made again as of the Closing), may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts, and may be subject to contractual standards of materiality different from what may be viewed as material to Unitholders. For the foregoing reasons, Unitholders should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information at the time they were made or otherwise.

The Merger Agreement contains representations and warranties made by the Company, NHT Intermediary, NHT Holdings and NHT OP (jointly and severally) in favour of NXDT, NXDT Intermediary and NXDT OP, including inter alia, with respect to: organization and qualification, capitalization, authority, the absence of any conflicts, required filings and consents, securities filings and financial statements; the absence of certain changes; the absence of undisclosed liabilities, permits, compliance with law, litigation, tax matters, real property, environmental matters, intellectual property, contracts, insurance, fairness opinion, takeover statutes, vote required, brokers, and the absence of transactions with related parties.

The Merger Agreement also contains representations and warranties made by NXDT, NXDT Intermediary and NXDT OP (jointly and severally) in favour of the Company, NHT Intermediary, NHT Holdings and NHT OP including inter alia, with respect to: organization and qualification, capitalization, authority, the absence of any conflicts, required filings and consents, the absence of a required shareholder vote, the absence of a shareholder rights plan, securities filings and financial statements, the absence of certain changes, the absence of undisclosed liabilities, the availability of cash, litigation, takeover statutes, brokers, tax classification and ownership of Units.

Closing Conditions

The Merger Agreement contains certain mutual conditions to the completion of the Transaction in favour of the parties to the Merger Agreement including that:

(i)	the Transaction Resolution shall have received Unitholder approval in the manner set out in this Information Circular;

(ii)

no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Reorganization or Mergers; and

(iii)

a registration statement on Form S-4 registering the NXDT Common Shares to be issued as the Merger Consideration under the Securities Act shall have been declared effective and not be the subject of any stop order.

The obligation of the Company to complete the Reorganization and the respective obligations of the parties to consummate the Mergers are subject to the fulfillment at or prior to the Closing Date of each of the foregoing conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law.

The Merger Agreement also contains certain conditions to the completion of the Transaction for the sole benefit of NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP, including:

(i)	conditions related to covenants to be performed by the Company and the correctness of representations and warranties provided by the Company, subject to customary materiality standards;

(ii)

that NXDT shall have received the written opinion of Winston & Strawn LLP (or other Company counsel reasonably acceptable to NXDT) dated as of the Closing Date regarding tax compliance and the qualification and taxation of the REIT as a “real estate investment trust” under the Code;

(iii)	that since the date of the Merger Agreement, there shall have not occurred a Company Material Adverse Effect;

(iv)

NXDT shall have received a certificate signed by an executive officer on the Company’s behalf and without personal liability, dated as of the Closing Date, certifying that certain conditions are satisfied, and further certifying the capitalization of New NHT following the consummation of the Reorganization;

(v)	the Company shall have delivered evidence that all consents have been obtained;

(vi)	the Company shall have delivered evidence of the termination of the Advisory Agreement and the Investor Rights Agreement;

(vii)	the Company shall have delivered copies of resolutions of the Board and the New NHT Board approving the Merger Agreement and the transactions contemplated therein;

(viii)

the Company shall have consummated the Reorganization and delivered evidence of the consummation of the Reorganization to NXDT, including evidence of the Contributions, Redemptions and Liquidation; and

(ix)	New NHT shall have signed such instruments as may be necessary to make New NHT a party to the Merger Agreement.

The obligations of NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP to effect the Mergers are further subject to the satisfaction of the foregoing conditions, any one or more of which may be waived in whole or in part by NXDT at or prior to the Closing Date.

The Merger Agreement also contains certain conditions to the completion of the Reorganization and the Mergers for the sole benefit of the Company, NHT Intermediary, NHT Holdings and NHT OP, including:

(i)

conditions related to covenants to be performed by NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP and the correctness of representations and warranties provided by NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP, subject to customary materiality standards;

(ii)	that since the date of the Merger Agreement, there shall have not occurred a NXDT Material Adverse Effect; and

(iii)

the Company shall have received a certificate signed by an executive officer of NXDT on NXDT’s behalf and without personal liability, dated as of the Closing Date, certifying that certain conditions are satisfied.

The obligations of the Company to complete the Reorganization and the obligations of the Company, NHT Intermediary, NHT Holdings and NHT OP to effect the Mergers are further subject to the satisfaction of the foregoing conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date.

Conduct of Activities and Business of the REIT

Between the date of the Merger Agreement and the earlier of the Operating Partnership Merger Effective Time or the date, if any, on which the Merger Agreement is terminated (the “Interim Period”), subject to certain exceptions described in the Merger Agreement or as required by Law, the Company shall, and shall cause each Company Subsidiary to, in all material respects, use commercially reasonably efforts to:

(i)	carry on their respective businesses in the ordinary course of business in a manner consistent with past practice;

(ii)	maintain and preserve substantially intact their respective current business organizations, except to the extent necessary to consummate the Reorganization;

(iii)	retain the services of their respective current officers and key employees;

(iv)	preserve their goodwill and relationships with tenants and others having business dealings with them; and

(v)	preserve their assets and properties in good repair and condition (normal wear and tear excepted).

Notwithstanding the foregoing, any decision, determination or action to be made or taken (or not taken) in connection with the conduct of the Company during the Interim Period by the Board shall be made or taken (or not taken) at the direction of the Special Committee.

In addition, during the Interim Period, the Company shall not, and the Company shall cause each Company Subsidiary not to, subject to certain exceptions described in the Merger Agreement or as required by Law, do any of the following:

(i)

amend or propose to amend or otherwise alter its organizational documents (except as necessary to consummate the Reorganization or to extend the time period within which the REIT must hold its annual meeting of Unitholders);

(ii)

authorize for issuance, issue, sell, deliver or agree to do any of the foregoing (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class, partnership interests or any equity equivalents or any other securities convertible into or exchangeable for any shares, partnership interests or any equity equivalents except for the issuance or sale of (A) Company Capital Shares (a) pursuant to the vesting of Deferred Units, or (b) issuable upon exchange or redemption of NHT OP Units, or (B) NHT OP Units pursuant to the vesting of Unvested Profit Interest Units;

(iii)	(i) split, combine or reclassify any of their respective share, partnership interests or other equity interests; (ii) except

(a)

(1) for the payment of dividends or other distributions declared prior to the date of the Merger Agreement and (2) for the declaration and payment of dividends or distributions in the minimum amount required for the Company to (i) maintain the Company’s qualification for taxation as a REIT under the Code and (ii) avoid or reduce the payment of income or excise Tax (including under Section 857 or 4981 of the Code) or any other entity-level Tax;

(b)	in transactions between the Company and one or more wholly-owned Company Subsidiaries or solely between wholly-owned Company Subsidiaries; or

(c)

for distributions by any Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company, to the extent expressly required by the organizational documents of such Company Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective stock, partnership interests or other equity interests;

(iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii), (A) as may be required by the Declaration of Trust, Company Charter or the NHT OP LLC Agreement or (B) for the withholding of Deferred Units or acquisition of Deferred Units, in each case, in satisfaction of Tax withholding obligations or in payment of the applicable exercise price in accordance with the terms of the Omnibus Plan or the Deferred Unit Plan, as applicable; or (iv) enter into any Contract with respect to the voting or registration of any share of stock or equity interest of the Company or any Company Subsidiary;

(iv)

authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization, except as necessary to consummate the Reorganization;

(v)

(i) incur, assume, refinance or guarantee any indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money, except (a) for borrowings and guarantees under existing loan arrangements in the ordinary course of business consistent with past practice; or (b) in connection with transactions permitted pursuant to Section 6.1(j) of the Merger Agreement; (ii) prepay, refinance or amend any Indebtedness, except for (a) repayments under the Company’s existing credit facilities in the ordinary course of business consistent with past practice; and (b) mandatory payments under the terms of any Indebtedness in accordance with its terms; or (iii) except as set forth on the Company Disclosure Letter, make loans, advances or capital contributions to or investments in any Person (other than Capital Expenditures or Development Expenditures permitted pursuant to Section 6.1(p) of the Merger Agreement, in each case, in the ordinary course of business consistent with past practice;

(vi)	create or suffer to exist any Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(vii)	except as required by the terms of applicable Law, as expressly otherwise contemplated by this Agreement or as set forth on the Company Disclosure Letter:

(a)	enter into or adopt any employee benefit plan;

(b)	enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their employees or directors or trustees;

(c)	increase in any manner the compensation or fringe benefits of any employee, officer or director or trustee;

(d)

grant to any officer, director or trustee or employee the right to receive any severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits;

(e)	enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement;

(f)

grant any awards under any bonus, incentive, performance or other compensation plan or arrangement (including, but not limited to, the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, long-term incentive plan units under the Omnibus Plan, Deferred Unit Plan or otherwise);

(g)	hire any new employee;

(h)	take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement;

(i)	terminate the employment of any employee, other than for “cause”; or

(j)	enter into a collective bargaining agreement;

(viii)

(i) other than in the ordinary course of business, or as disclosed in the Company Disclosure Letter, sell, mortgage, transfer, assign, ground lease, dispose of, pledge or encumber any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary or (ii) except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 6.1(e) of the Merger Agreement, sell, mortgage, transfer, ground lease, dispose of, pledge or encumber any real property (including Owned Real Property), except, in the case of each of clauses (i) and (ii), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business or Permitted Liens;

(ix)

except as may be required as a result of a change in Law or in GAAP or IFRS, as applicable, or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), make any material change in any financial accounting policies or financial accounting procedures that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of the Company Subsidiaries or fail to maintain all financial books and records in all material respects in accordance with GAAP or IFRS, as applicable, or make any material change in the format or content of, or the method of reporting non-IFRS financial information in, any Company Securities Filings or any other periodic report, including earnings supplements, whether or not filed with or furnished to Securities Authorities;

(x)

acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any interest or any assets, real property, personal property, equipment, business or other rights, other than acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice for consideration that does not exceed $250,000 individually or in the aggregate;

(xi)

except in each case if the Company determines, after prior consultation with NXDT, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, TRS or QRS for U.S. federal Tax purposes:

(a)	incur any Taxes outside of the ordinary course of business;

(b)	file any Tax Return inconsistent with past practice;

(c)	amend any income or other material Tax Return;

(d)

make inconsistent with past practice, revoke or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement will preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code);

(e)	settle or compromise any material Tax claim or assessment by any Governmental Entity;

(f)	change any material accounting method with respect to Taxes;

(g)	enter into any agreement with respect to any Tax or Tax Returns of the Company or any Company Subsidiary (including a closing agreement) with a Taxing authority;

(h)	surrender any right to claim a refund of a material amount of Taxes; or

(i)	consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(xii)	take any action that would, or fail to take any action, he failure of which to be taken would, reasonably be expected to cause the REIT to fail to qualify as a REIT;

(xiii)

waive, release, assign, settle or compromise any claim, suit or proceeding against the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary would be financially responsible) (whether or not commenced prior to the date of the Merger Agreement), except for (i) settlements or compromises providing solely for payment of monetary damages less than $100,000 individually, or $250,000 in the aggregate or (ii) claims, suits or proceedings arising from the ordinary course of operations of the Company involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event will the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 6.7(c) of the Merger Agreement;

(xiv)	enter into any new line of business;

(xv)

(i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Material Contract or (ii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(xvi)

make, enter into any Contract for, or otherwise commit to, any Capital Expenditures or Development Expenditures on, relating to or adjacent to any Owned Real Property; provided, however, that notwithstanding the foregoing, but subject to the provisions of Section 6.1(o) of the Merger Agreement, the Company and any Company Subsidiary will be permitted to make, enter into Contracts for or otherwise commit to:

(a)	Capital Expenditures and Development Expenditures as required by Law;

(b)	emergency Capital Expenditures and Development Expenditures to repair any casualty losses in an amount up to $250,000;

(c)	Capital Expenditures in the Capital Expenditure Budget; and

(d)	Development Expenditures in the Development Expenditure Budget;

(xvii)

(i) initiate or consent to any material zoning reclassification of any Owned Real Property or any material change to any approved site plan (in each case, that is material to such Owned Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Owned Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(xviii)

fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Owned Real Properties);

(xix)

enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; and

(xx)	authorize or enter into any Contract or arrangement to do any of the actions described in Section 6.1(a) through Section 6.1(s) of the Merger Agreement.

Other Covenants

During the Interim Period, the Company and each Company Subsidiary shall (i) give NXDT reasonable access to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a matter as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; (ii) permit such inspections as NXDT may reasonably require solely for purposes of furthering the transactions contemplated by the Merger Agreement and promptly furnish NXDT with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as NXDT may reasonably request; and (iii) facilitate reasonable access to all Owned Real Property in order to prepare or cause to be prepared (at NXDT’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Owned Real Property that NXDT deems to be reasonably necessary.

The parties have agreed to use reasonable best efforts to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, (i) preparing and filing all documentation to effect all necessary or advisable applications, notices, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by the Merger Agreement, (ii) defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”) and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers.

The Company and NXDT have agreed to keep the other parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of the Company or any Company Subsidiaries with respect thereto. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise or settle any Transaction Litigation without the prior written consent of NXDT.

Delisting of the REIT

Prior to the Closing Date, the Company shall cooperate with NXDT and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSXV to cause the delisting of the REIT from the TSXV as promptly as practicable after the Company Merger Effective Time and to apply under Securities Laws for NXDT to cease to be a reporting issuer in Canada as promptly as practicable after such delisting.

Non-Solicitation

The Merger Agreement provides that, except in accordance with the Merger Agreement, the REIT shall, and shall cause each of the Company Subsidiaries to (and shall not permit its and their respective officers and directors and trustees to, and shall direct its and their other Representatives to):

(i)	immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Acquisition Proposal;

(ii)	cease providing any further information with respect to the Company or any Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and

(iii)

terminate all access granted to any such Person and its Representatives to any physical or electronic data room. The Company shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors and trustees not to, and shall not authorize and shall cause its and their other Representatives not to, directly or indirectly through another Person,

a.

solicit, initiate, knowingly encourage or facilitate any inquiry relating to a potential Company Acquisition Proposal, including by providing information (including non-public information) relating to the Company or any Company Subsidiary and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary to any third party (or such third party’s Representatives);

b.

engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Company Acquisition Proposal;

c.	approve or recommend a Company Acquisition Proposal;

d.

enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (but excluding an Acceptable Confidentiality Agreement) providing for a transaction that is the subject of a Company Acquisition Proposal (any of the foregoing referred in this clause (d), an “Alternative Acquisition Agreement”); or

e.	propose or agree to do any of the foregoing.

Notice to NXDT of Company Acquisition Proposals

The REIT has agreed to promptly notify NXDT (but in no event later than 24 hours) after receipt of any Company Acquisition Proposal or any request for non-public information by any third party that informs the REIT that it is considering making, or has made, a Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal and indicate the material terms and conditions of any Company Acquisition Proposal, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information). The REIT shall also promptly (and in any event within 24 hours) notify NXDT, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any Person, notify NXDT of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and otherwise keep NXDT reasonably informed of the status and terms of any Company Acquisition Proposal.

Ability to Respond to a Superior Proposal

If at any time prior to obtaining the Requisite Vote, the REIT receives an unsolicited Company Acquisition Proposal (that was not solicited in contravention of the Merger Agreement), the REIT may engage in or participate in discussions or negotiations with such Person regarding such Company Acquisition Proposal, so as to determine whether such Company Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal, and if the Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal, the REIT and its Representatives may:

(i)

furnish non-public information to such third party (and such third party’s Representatives) making such a Company Acquisition Proposal (provided, however, that (a) prior to so furnishing such information, the REIT receives from the third party an executed Acceptable Confidentiality Agreement, and (b) any material non-public information concerning the REIT or any of its Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to NXDT, be provided to NXDT as promptly as practicable after providing it to such third party (and in any event within 24 hours thereafter));and

(ii)	engage in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Company Acquisition Proposal.

Adverse Recommendation Change

The Board shall not (A) (i) change, withdraw, or qualify in any manner adverse to NXDT the Recommendation, (ii) approve, adopt or recommend any Company Acquisition Proposal, (iii) fail to include the Recommendation in the Information Circular, (iv) within five (5) Business Days of NXDT’s written request, fail to make or reaffirm the Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or sent or given to the Unitholders, (v) fail to recommend against any Company Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement of such tender offer or exchange offer or (vi) publicly propose or agree to any of the foregoing (any of the actions described in clauses (i) through (vi), an “Adverse Recommendation Change”) or (B) approve, adopt or recommend (or agree to, resolve or propose to approve, adopt or recommend), cause or permit the REIT or any of its Subsidiaries to enter into, any Alternative Acquisition Agreement.

Notwithstanding the foregoing, at any time prior to obtaining the Requisite Vote, the Board may:

(i)

effect an Adverse Recommendation Change if an Intervening Event has occurred and the Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors’ duties under applicable law; or

(ii)	effect an Adverse Recommendation Change and/or terminate the Merger Agreement:

a.

in response to an unsolicited written bona fide Company Acquisition Proposal that the Board determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by NXDT and such Company Acquisition Proposal is not withdrawn; and

b.

the Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors duties under applicable law.

Notice of Change

The Board will only be entitled to effect an Adverse Recommendation Change and/or terminate the Merger Agreement if:

(i)

the REIT has provided a prior written notice (a “Notice of Change of Recommendation”) to NXDT that the REIT intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal;

(ii)

during the five Business Day period following NXDT’s receipt of the Notice of Change of Recommendation (a “Notice of Change Period”), the REIT shall, and shall cause its Representatives to, negotiate with NXDT (to the extent NXDT desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and

(iii)

following the end of the Notice of Change Period, the Board has determined, after consultation with its outside legal counsel and financial advisors, taking into account any changes to the Merger Agreement proposed in writing by NXDT in response to the Notice of Change of Recommendation or otherwise, that (a) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (b) in the case of an Intervening Event, the failure of the Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the trustees’ or directors’ duties under applicable law.

Termination Provisions

(i)	Termination by NXDT or the Company

At any time prior to the Closing Date, whether before or after the receipt of the Requisite Vote (except as otherwise provided below), the Merger Agreement may be terminated and abandoned:

(i)	by the mutual written consent of NXDT and the Company;

(ii)	by either of the Company, on the one hand, or NXDT, on the other hand, by written notice to the other, if:

a.

any Governmental Entity of competent authority has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers and such order, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate the Merger Agreement will not be available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company, NHT Intermediary, NHT Holdings or NHT OP, in the case of termination by the Company, or NXDT, NXDT Intermediary, NXDT Merger Sub or NXDT OP, in the case of termination by NXDT, to perform any of its obligations under the Merger Agreement; or

b.

the Mergers have not have been consummated on or before May 22, 2025 or such later date as may be agreed to in writing by the Parties (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement will not be available to the Company, if the Company, NHT Intermediary, NHT Holdings or NHT OP, or to NXDT, if NXDT, NXDT Intermediary, NXDT Merger Sub or NXDT OP, as applicable, have breached its obligations under the Merger Agreement in any manner that have caused or resulted in the failure to consummate the Mergers on or before such date; or

c.

the Requisite Vote has not been obtained at the Meeting; provided that NXDT shall not have the right to terminate the Merger Agreement if the failure to obtain the Requisite Vote is due to the failure of NXDT or an entity over which it has control or direction to vote in favor of the Mergers and the Reorganization.

(ii)	Termination by NXDT

NXDT may terminate the Merger Agreement and the Transaction may be abandoned if:

(i)

subject to certain notification requirements under the Merger Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company, NHT Intermediary, NHT Holdings or NHT OP set forth in the Merger Agreement shall have occurred that if continuing at Closing would cause, individually or in the aggregate, certain conditions precedent to be incapable of being satisfied by the Outside Date, provided that NXDT is not, at the time NXDT delivers notice to terminate, then in breach of the Merger Agreement; or

(ii)

the Board has effected an Adverse Recommendation Change, the REIT enters into an Alternative Acquisition Agreement or the REIT has breached or failed to perform any of its covenants in any material respect.

(iii)	Termination by the Company

The Company may terminate the Merger Agreement if:

(i)

prior to obtaining the Requisite Vote, the Board effects an Adverse Recommendation Change in connection with a Superior Proposal and the Board has approved, and, concurrently, with the termination, the REIT enters into a definitive agreement providing for the implementation of a Superior Proposal, provided that such termination will not be effective unless the Company has made the Company Termination Fee; or

(ii)

a breach of any representation or warranty or failure to perform any covenant on the part of NXDT, NXDT Intermediary, NXDT Merger Sub or NXDT OP has occurred that if continuing at Closing would cause certain conditions precedent to be incapable of being satisfied by the Outside Date.

Fees and Expenses

In the event that the Merger Agreement is terminated (i) by NXDT because (a) the Board has effected an Adverse Recommendation Change, the REIT has  entered into an Alternative Acquisition Agreement or the REIT has breached or failed to perform in any of its covenants; or (b) a breach has occurred on the part of the Company, NHT Holdings, NHT Intermediary or NHT OP that would cause certain conditions precedent to be incapable of being satisfied by the Outside Date; or (ii) by the Company because, prior to obtaining the Requisite Vote, the Board effects an Adverse Recommendation Change in connection with a Superior Proposal; or (iii) by either NXDT or the Company because the Mergers have not been consummated on or before the Outside Date, then the Company shall pay the Company Termination Fee, which is $370,000.

If Merger Agreement is terminated by the Company because a breach has occurred on the part of the NXDT Parties that would cause certain conditions precedent to be incapable of being satisfied by the Outside Date, then NXDT shall pay to the Company the NXDT Termination Amount, which is $370,000.

Insurance and Indemnification of Trustees and Officers

Prior to the Company Merger Effective Time, NXDT shall purchase customary “tail” or “run-off” policies of trustees’ and officers’ liability insurance (the “Tail Insurance”) providing protection as favourable in the aggregate as the protection provided by the policies maintained by the Company in effect immediately prior to the Company Merger Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Company Merger Effective Time. Such policies shall cover the Company so as to maintain coverage under the policies in effect prior to the Company Merger Effective Time without any reduction in scope or coverage for a period of six (6) years from the Company Merger Effective Time. NXDT shall not be required to pay annual premiums for insurance in excess of 300% of the most recent annual premiums paid by the Company, prior to the date of the Merger Agreement.

From and after the Company Merger Effective Time, NXDT shall, and shall cause the Surviving Company and the Surviving OP to indemnify, defend and hold harmless each current or former director, trustee or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each, an “Indemnified Party”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, actions, suits, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement in connection with any suit, claim, action, investigation or proceeding, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time), including in connection with the consideration, negotiation and approval of the Merger Agreement, to the extent that they are based on or arise out of the fact that such person is or was a director, trustee officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Company Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under Section 6.9 of the Merger Agreement; provided, that (A) none of the Surviving Company or the Surviving OP shall be liable for any settlement effected without their prior written consent and (B) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of the Surviving Company or the Surviving OP shall be obligated under Section 6.9(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving OP, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law).

Specific Performance

Prior to the termination of the Merger Agreement, the Parties are entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise in the Chosen Courts, and the Parties waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity.

The maximum aggregate liability of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub together for any losses, damages, costs or expenses of the Company, NHT Intermediary, NHT Holdings or NHT OP or their affiliates relating to the failure of the transactions contemplated by the Merger Agreement to be consummated, or a breach of the Merger Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or otherwise in connection with the Merger Agreement or the transactions contemplated thereunder shall be limited to an amount equal to the NXDT Termination Amount plus, if applicable, the Enforcement Expenses.

The maximum aggregate liability of the Company, NHT Intermediary, NHT Holdings and NHT OP together for any losses, damages, costs or expenses of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or their affiliates relating to the failure of the transactions contemplated by the Merger Agreement to be consummated, or a breach of the Merger Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or otherwise in connection with the Merger Agreement or the transactions contemplated thereunder shall be limited to an amount equal to the Company Termination Fee plus, if applicable, the Enforcement Expenses.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. Notwithstanding the foregoing, all references to the Board’s “fiduciary duties” shall be to the duties set forth in the Declaration of Trust, as interpreted under the laws of the Province of Ontario.

All actions and proceedings arising out of or relating to the Merger Agreement will be heard and determined exclusively in the Court of Chancery of the State of Delaware and/or any federal court within the State of Delaware.

Voting Support Agreement

On November 19, 2024, the REIT entered into a voting support agreement (the “Voting Support Agreement”) with Raymond James Limited (“Raymond James”), pursuant to which Raymond James, which exercises control or direction over (directly or indirectly), including on behalf of accounts over which Raymond James has discretionary investment authority, 623,877 Units at the date of this Information Circular, has agreed to among other things:

(i)

vote or to cause to be voted such Units in favour of the resolution approving the Transaction at the REIT’s special meeting of unitholders and any other matter reasonably necessary for the completion of the Transaction;

(ii)

except as required pursuant to the Voting Support Agreement or pursuant to the transactions contemplated by the Merger Agreement, not directly or indirectly, sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any Units without the REIT’s prior written consent, which may not be unreasonably withheld; and

(iii)

except as required pursuant to the Voting Support Agreement, not grant or agree to grant any proxy or other right to vote the Units or enter into any voting trust or pooling agreement or arrangement in respect of the Units or enter into or subject any of the Units to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof.

The Voting Support Agreement shall automatically terminate and be of no further force and effect upon the earlier of (a) the date upon which the REIT and Raymond James mutually agree, in writing, to terminate the Voting Support Agreement; and (b) the termination of the Merger Agreement in accordance with its terms.

Interests of Certain Persons in the Transaction

Certain persons may have interests in the Transaction that are, or may be different from, or in addition to, the interests of other securityholders. These interests include those described below. Members of the Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending to Unitholders that they vote FOR the Transaction Resolution.

Ownership of Securities of the REIT

The following table sets forth the number, designation and the percentage of outstanding Units or Deferred Units beneficially owned or over which control or direction is exercised by each trustee and officer of the REIT:

Names and Relationship with the REIT	Ownership or control over Units or Deferred Units of the REIT(1)
JAMES DONDERO Chief Executive Officer, Trustee, Chair of the Board	23,346,795 Units 79.5%
NEIL LABATTE Trustee	972,312 Deferred Units 3.31%(2)
GRAHAM SENST Trustee	673,043 Deferred Units 2.29%(3)
JERRY PATAVA Trustee	200,000 Deferred Units 0.68%(4)
JESSE BLAIR III Executive Vice President, Head of Lodging	98,639 Units 0.34%
BRIAN MITTS(5) Chief Financial Officer & Corporate Secretary	–
PAUL RICHARDS Vice President, Asset Management	–
MATTHEW MCGRANER Chief Investment Officer	875,846 Units 2.98%

Notes:

(1)   The percentages shown are based on 29,352,055 Units outstanding as of the date hereof.

(2)   Determined as if the 972,312 Deferred Units were redeemed for 972,312 Units.

(3)   Determined as if the 673,043 Deferred Units were redeemed for 673,043 Units.

(4)   Determined as if the 200,000 Deferred Units were redeemed for 200,000 Units.

(5)   Brian Mitts resigned as Chief Financial Officer & Corporate Secretary on November 11, 2024, effective as of December 31, 2024.

Independence of the Special Committee

Each member of the Special Committee is a non-executive Trustee of the REIT and was determined to be independent at the time of the Special Committee’s formation under applicable Securities Laws. In addition, each member of the Special Committee owns Deferred Units, all as set out above. One of the main purposes of equity-based compensation awards such as Deferred Units is to ensure that the incentives of the directors or trustees of a company are aligned with those of shareholders. Governance advisory coalitions recommend that directors or trustees acquire shares of the companies on which they serve as board members. For example, the Canadian Coalition for Good Governance policy states that “minimum shareholding requirements for directors (achievable over a predetermined time frame) establish and maintain an alignment of interests between directors and shareholders by requiring trustees to have a meaningful investment in the company.”

Benefits from Transaction

Interlocking Trustees and Officers. In considering the Transaction and any position taken by the REIT with respect to the Transaction, Unitholders should be aware that certain trustees and officers of the Board have interests in connection with the Transaction, which may present them with certain actual or potential conflicts of interest. James Dondero is a trustee of NXDT and serves as President and Chairman. In addition, Mr. Dondero beneficially owns, directly or indirectly, or exercises control or direction over, 79.5% of NHT’s voting securities as of the date hereof. Accordingly, Mr. Dondero declared his interest in and did not participate in deliberations on, and abstained from voting in respect of the Transaction Resolution. Matthew McGraner serves as Chief Investment Officer for both the REIT and NXDT. Paul Richards, who was appointed as the Chief Financial Officer and Corporate Secretary of the REIT effective January 1, 2025, was also appointed Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of NXDT effective January 1, 2025.

Indemnification of Trustees, Tail Insurance and Deferred Units. The indemnification of the Trustees and the Tail Insurance, all as described above, may be considered benefits to the applicable Trustees or senior officers of the REIT for the purposes of MI 61-101. In addition, each of the Trustees holding Deferred Units will be entitled to receive $0.36 in cash per Deferred Unit at Closing.

Minority Approval under MI 61-101

The REIT is a reporting issuer in certain of the provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101. MI 61-101 is intended to regulate certain transactions which raise the potential for conflicts of interest, including business combination transactions, to ensure that all securityholders of an issuer are treated in a manner that is fair and that is perceived to be fair.

The Transaction constitutes a “business combination” within the meaning of MI 61-101. The Transaction is not subject to the formal valuation requirements of Section 5.4 of MI 61-101 as the REIT can rely upon the exemption in Section 5.5 of MI 61-101, which provides that that an issuer is exempt from the formal valuation requirements if its securities are not listed on the Toronto Stock Exchange, the Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

MI 61-101 requires that a business combination be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” of the issuer, in each case voting separately as a class. As such, the Transaction Resolution will require the affirmative vote of at least a majority of the votes cast by the Unitholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Unitholders that are beneficially owned or over which control or direction is exercised by Mr. Dondero, and any “related party” of the REIT within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Transaction Resolution. The full text of the Transaction Resolution is set forth in Appendix D to this Information Circular.

For purposes of the minority approval requirements of MI 61-101, to the knowledge of the REIT after reasonable inquiry, the votes attached to 24,222,641 Units beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Dondero, or his “related parties” or “joint actors” or “related parties” or “joint actors” of NXDT (as defined in MI 61-101) (such entities, the “Interested Unitholders”) of the REIT, representing, as of the Record Date, approximately 82.52% of the issued and outstanding Units, will be excluded in determining whether minority approval for the Transaction Resolution is obtained.

As of the Record Date, the Units to be excluded for the purposes of minority approval requirement are set out below:

Unitholder	Number of Units Owned, Controlled or Directed	Percentage of Outstanding Units(2)
NexPoint Real Estate Opportunities, LLC	15,747,388	53.65%
The Dugaboy Investment Trust	5,394,662	18.38%
NHT Holdco, LLC	1,045,848	3.56%
Governance RE Ltd	1,068,519	3.63%
NexPoint Real Estate Advisors, L.P.	90,378	0.31%
Directors and Senior Officers of NXDT	875,846	2.98%

Notes:

(1)   The percentages shown are based on 29,352,055 Units outstanding as of the date hereof.

The Board has unanimously approved the Transaction (with Mr. Dondero declaring his interest in the Amendments and abstaining from voting) and recommends that the Unitholders vote FOR the Transaction Resolution. Unless otherwise instructed, the persons named in the enclosed Form of Proxy intend to vote such Form of Proxy FOR the Transaction Resolution.

Prior Valuations

MI 61-101 requires that every “prior valuation” (as defined in MI 61-101) in respect of the REIT or its material assets or securities that has been made in the 24-month period preceding the date of this Information Circular, the existence of which is known, after reasonably inquiry, to the REIT or any Trustee or senior office of the REIT, be disclosed in this Information Circular.

Houlihan Lokey Financial Advisors, Inc. (the “Valuator”) was engaged by NexPoint Real Estate Advisors, L.P. to provide a valuation analysis of the fair value of the internal net asset value calculation of the REIT (the “Prior Valuation”) to assist NexPoint Real Estate Advisors, L.P. in its determination for financial reporting purposes of the fair value of units of the REIT held by funds advised by NexPoint Real Estate Advisors, L.P. The Prior Valuation was based on business, general economic, market, and other conditions that reasonably could be evaluated by the Valuator as of September 30, 2024 and is subject to the assumptions, limitations and qualifications set out therein. The Prior Valuation was prepared by the Valuator for financial reporting purposes and not for the benefit of the REIT, the Board, Unitholders or in contemplation of the Transaction. The Prior Valuation was provided solely for the benefit of NexPoint Real Estate Advisors, L.P. and is not to be relied upon by any other person or for any other purpose without the Valuator’s prior written consent. A copy of the Prior Valuation is available on SEDAR+ at www.sedarplus.ca and is available for inspection at 300 Crescent Court, Suite 700, Dallas, Texas 757201 USA. Disclosure of the Prior Valuation is being provided without the Valuator’s consent, in accordance with Section 6.10 of MI 61-101. The REIT and the Valuator expressly disclaim, and accept no liability for, the Prior Valuation.

Disclosure is also required for any bona fide prior offer for the Units during the 24-month period before entry into the Merger Agreement. There has not been any such offer during such 24-month period.

Previous Purchases and Sales

No securities of the REIT were purchased or sold by the REIT during the twelve months preceding the date of this Information Circular.

Expenses of Transaction

The REIT estimates that third party expenses in the aggregate amount of approximately $500,000 will be incurred by the REIT in connection with the Transaction, including legal, financial advisory, accounting, filing and printing costs, the costs of preparing and mailing this Information Circular and fees in respect of the Fairness Opinion. Pursuant to the Merger Agreement, all costs and expenses of the parties in connection with the Transaction are to be paid by the party incurring such expenses.

Risk Factors

Unitholders should carefully consider the following risks related to the Transaction in evaluating whether to approve the Transaction Resolution. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the REIT may also adversely affect the Transaction. The following risk factors are not a definitive list of all risk factors associated with the Transaction.

Risks of non-completion of the Transaction

There are risks to the REIT of the Transaction not being completed, including the costs to the REIT incurred in pursuing the Transaction, the consequences and opportunity costs of the suspension of strategic pursuits of the REIT in accordance with the terms of the Merger Agreement and the risks associated with the temporary diversion of the REIT management’s attention away from the conduct of the REIT’s business in the ordinary course. If the Transaction is not completed, the market price of the Units may be materially adversely affected. In addition, if the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of substantial resources of the REIT to the completion thereof could have a negative impact on the REIT’s current business relationships and could have a material adverse effect on the current and future operations, financial conditions and prospects of the REIT. If the Transaction is not consummated and the Board decides to seek an alternative transaction, there can be no assurance that the REIT will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid under the Transaction.

The Transaction is subject to the approval of the Transaction Resolution by Unitholders. Failure to obtain this approval would prevent completion of the Transaction

Before the Transaction can be completed, Unitholders must consider and, if deemed advisable, approve the Transaction Resolution. There can be no assurance that the Requisite Vote will be obtained. Failure to obtain the Requisite Vote may result in a material delay in, or the abandonment of, the Transaction. Any delay in completing the Transaction may materially adversely affect the timing and amount of benefits that are expected to be achieved from the Transaction.

Conditions precedent to Closing of the Transaction may not be completed

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of the REIT’s and NXDT’s control, including, without limitation, the approval of the Transaction Resolution, there being no applicable law in effect that makes the Mergers illegal or otherwise restricts or prohibits the consummation of the Reorganization or the Mergers. In addition, completion of the Transaction by NXDT is conditional on, among other things, there having not occurred any Company Material Adverse Effect, the receipt by NXDT of a written opinion of Winston & Strawn LLP regarding tax compliance and qualification of the REIT as a “real estate investment trust” under the Code and the receipt of evidence that all required consents have been obtained. There can be no certainty, nor can the REIT or NXDT provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived, and as such, completion of the Transaction is uncertain.  See “The Merger Agreement – Closing Conditions”.

Termination of the Merger Agreement

Each of the REIT and NXDT has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions precedent, to terminate the Merger Agreement. Accordingly, there can be no certainty, nor can the REIT provide any assurance, that the Merger Agreement will not be terminated by either of the REIT or NXDT prior to the completion of the Transaction. Further, if the Merger Agreement is terminated under certain circumstances, the REIT may be required to pay the Termination Fee. See “The Merger Agreement – Termination Provisions”.

Restrictions on the REIT’s ability to solicit Company Acquisition Proposals from other potential purchasers

While the terms of the Merger Agreement permit the REIT to consider other proposals, the Merger Agreement restricts the REIT from soliciting third parties to make a Company Acquisition Proposal.  Further, the Merger requires that in order to constitute a Superior Proposal, among other conditions, such Company Acquisition Proposal must result in a transaction more favourable from a financial point of view to Unitholders than the Transaction.  See “The Merger Agreement – Non-Solicitation Covenants”.

The Company Termination Fee may discourage other parties from proposing a significant business transaction with the REIT

Pursuant to the Merger Agreement, the REIT is required to pay NXDT the Company Termination Fee in the event the Merger Agreement is terminated following the occurrence of certain events, including a Superior Proposal. The Company Termination Fee may discourage other parties from participating in a transaction with the REIT. See “The Merger Agreement – Termination Provisions”.

Conduct of the REIT’s business

Under the Merger Agreement, the REIT must generally conduct its business in the ordinary course, and the REIT is, prior to the completion of the Transaction or the termination of the Merger Agreement, subject to ordinary course of business covenants requiring the prior consent of NXDT to carry out certain actions, which may delay or prevent the REIT from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the REIT were to remain a publicly traded issuer. See “The Merger Agreement – Conduct of Activities and Business of the Company”.

No continued benefit of Unit ownership for Unitholders that elect cash

The Transaction will result in the REIT no longer existing as a publicly-traded issuer and as such, Unitholders who elect to receive cash will not benefit from any appreciation in the value of, or distributions on, their Units after the completion of the Transaction.

After a Unitholder has made an election in respect of their Units, they will not be able to sell those Units unless they revoke their election prior to the election deadline.

To be effective, a form of election must be properly completed, signed and submitted to the Depositary by      (Toronto time), on February     , 2025. After a Unitholder has submitted a Letter of Transmittal and Election, under the terms of the election, he or she will not be able to transfer any Units covered by his or her form of election, unless he or she revokes his or her election by written notice received by the Depositary prior to the election deadline. Any subsequent transfer of Units with respect to which an election has been made shall automatically revoke such election. If the Meeting is delayed to a subsequent date, the election deadline shall be similarly delayed to a subsequent date, and the REIT shall promptly announce any such delay and, when determined, the rescheduled election deadline.

Lawsuits challenging the Transaction may be filed against the REIT and NXDT, and an adverse judgment in any such lawsuit or any future similar lawsuits may prevent the Transaction from becoming effective or from becoming effective within the expected timeframe.

Interested parties may file lawsuits against the REIT, NXDT, affiliates and/or the directors and officers of either entity in connection with the Transaction. One of the conditions to the closing of the Transaction is that no injunction or order of any court or other governmental authority of competent jurisdiction enjoining, prohibiting or rendering illegal the consummation of the Mergers or the Reorganization or the transactions contemplated by the Merger Agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting the defendants from completing the Transaction on the agreed upon terms, then such injunction may prevent the Transaction from becoming effective or from becoming effective within the expected timeframe and could result in significant costs to the REIT and/or NXDT, including any cost associated with the indemnification of trustees and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transaction are completed may adversely affect the REIT’s or NXDT’s business, financial condition, results of operations and cash flow.

The REIT’s trustees and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Unitholders generally.

In considering the recommendation of the Board that Unitholders approve the Transaction Resolution, Unitholders should be aware and take into account the fact that certain trustees and executive officers of the REIT have interests in the Transaction that may be different from, or in addition to, the interests of Unitholders generally and that may create potential conflicts of interest. The Board was aware of and considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Transaction, in approving the Merger Agreement and in recommending that Unitholders approve Transaction Resolution. The Board established a Special Committee comprised solely of independent trustees and empowered the Special Committee, on behalf of, and acting solely in the interests of the holders of Units (other than NXDT), to investigate, review, evaluate, negotiate the terms and conditions of, and determine the fairness of, the Transaction and to recommend to the Board what action, if any, should be taken with respect to the Transaction.

The Fairness Opinion received by the Special Committee from its financial advisor prior to the execution of the Merger Agreement does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

Doane Grant Thornton, the independent valuator retained by the Special Committee in connection with the Transaction, delivered to the Special Committee the Fairness Opinion stating that, based upon and subject to the assumptions made, procedures followed, matters considered and other qualifications and limitations set forth therein, as of November 22, 2024, the consideration to be paid to the Unitholders pursuant to the Transaction was fair, from a financial point of view, to such Unitholders.

The Fairness Opinion of Doane Grant Thornton does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of the REIT or legal changes, general market and economic conditions and other factors that may be beyond the control of the REIT and that may alter the value of the REIT or the price of the Units at the effective time of the Transaction. The Fairness Opinion does not speak as of the time the Transaction will be completed or as of any date other than the dates of such opinion. Doane Grant Thornton does not have an obligation or responsibility to update, revise or reaffirm its opinions based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The opinion of Doane Grant Thornton is attached as Appendix E to this Information Circular.

The Transaction may result in Tax payable by Unitholders

While it is expected that, for U.S. federal income tax purposes, the Restructuring (as defined in “Certain U.S. Federal Income Tax Considerations”) and Company Merger will each qualify as a “reorganization” under Section 368 of the Code, the Transaction may nonetheless (and any Redemption is expected to) be a taxable transaction and, to the extent the Transaction is taxable, Taxes generally will be required to be paid by such Unitholders on any income and gains that result from receipt of the consideration in the Transaction. The Reorganization and the Mergers will be taxable transactions for Canadian federal income tax purposes. Unitholders are advised to consult with their own tax advisors to determine the tax consequences of the Transaction to them. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

New NHT Shares will not be a Qualified Investment for Registered Plans

The New NHT Shares will not be qualified investments under the Tax Act for trusts governed by a Registered Plan. Registered Plans and/or the holders, annuitants or subscribers thereof, as the case may be, will be subject to a penalty tax in respect of New NHT Shares held by such plans, and other negative tax consequences may result. Resident Holders that hold Units in a Registered Plan should consult with their own tax advisors regarding the Reorganization, including whether to elect for a Redemption with respect to their Units to avoid penalty taxes and other potential negative tax consequences resulting from a Registered Plan acquiring New NHT Shares.

Canadian Tax Risks related to distributions on NXDT Common Shares

The Canadian taxation of distributions on NXDT Common Shares to holders of such shares that are resident in Canada for purposes of the Tax Act may depend on the amount of NXDT’s income (including the taxable portion of net capital gains) that would be computed under Canadian tax principles in accordance with the Tax Act as if NXDT were subject to Canadian Taxation.

There is no assurance that the calculation of NXDT’s income for U.S. federal income tax purposes will be the same as its income would be calculated under Canadian tax principles in accordance with the Tax Act. It is not expected that NXDT will re-calculate its income under Canadian tax principles, nor will NXDT provide Resident Holders with any information regarding income that is paid or payable to the Resident Holders for Canadian tax purposes. Resident Holders are urged to consult their own tax advisors with respect to the tax consequences of distributions on their NXDT Common Shares, including the impact to the Resident Holder on the adjusted cost base of the NXDT Common Shares and the availability of a foreign tax credit or deduction for any foreign withholding tax paid with respect distributions on such NXDT Common Shares.

In addition, unlike the REIT and other entities that are “mutual fund trusts” for purposes of the Tax Act, certain source-preservation designations cannot be made by NXDT. Accordingly, for example, the portion of NXDT’s net taxable capital gains that are paid to a holder of NXDT Common Shares resident in Canada will not retain their character as taxable capital gains, and the portion of any distributions on the NXDT Common Shares representing the non-taxable portion of NXDT’s net capital gains will reduce a holder’s adjusted cost base in their NXDT Common Shares for Canadian tax purposes.

Accounting Treatment of the Transaction

NXDT prepares its financial statements in accordance with U.S. GAAP. The Mergers will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 810, Consolidation. As NXDT controls NHT both before and after the Mergers, the changes in NXDT’s ownership interest in NHT resulting from the Mergers will be accounted for as an equity transaction, and no gain or loss will be recognized in NXDT’s consolidated statements of operations and comprehensive income (loss). In addition, the tax effects of the Mergers are reported as adjustments to deferred income taxes and additional paid-in capital, consistent with ASC 740, Income Taxes.

Information with Respect to NHT

Overview of NHT

NHT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. NHT was created for the purpose of acquiring an initial portfolio of 11 hospitality assets located in the U.S. (the “Initial Portfolio”), to raise capital to acquire additional U.S. located hospitality assets that meet its investment objectives and criteria and to own, renovate and operate its portfolio of income-producing hotel properties. NHT is externally managed by the Advisor, which has been formed for the sole purpose of managing NHT and its subsidiaries.

NHT has elected to be treated as a real estate investment trust under U.S. tax laws. In general, a real estate investment trust is not subject to any entity level federal income tax provided that it satisfies various organization and operational requirements to continue to qualify as a real estate investment trust under the Code. Even if NHT continues to qualify as a real estate investment trust under the Code, it nonetheless may be subject to certain state and local income, franchise, and property taxes. Substantially all business will be conducted through NHT OP, NHT’s operating partnership, which is a Delaware limited liability company. NHT owns its properties through NHT OP and its subsidiaries. In order for NHT to qualify as a real estate investment trust for U.S. federal income tax purposes under the Code, NHT cannot operate any of its hotels and therefore, each of NHT’s properties are leased to TRSs of NHT (the “TRS Entities”) which have, in turn, engaged eligible independent contractors (as defined in the Code), which are affiliates of the Manager, to manage the day-to-day operations of the hotels.

The Advisor gives NHT access to an experienced management team and extensive network of industry relationships, as well as a management platform with deep knowledge of real estate assets and markets. The Advisor and its affiliates manage approximately $14.8 billion of gross real estate investments as of September 30, 2024. The Advisor’s team has over 100 years of combined experience in real estate acquisitions, dispositions, financing, rehab implementation and specific experience in hospitality, including NHT’s strategy. Since inception in 2012, the Advisor’s team has closed $20.1 billion of U.S. gross real estate transactions across multiple property types including: multifamily, hospitality, single family rental, storage, life sciences, ground leases, office, and retail.

Formation Transaction

NHT was formed on December 12, 2018, and began operations on January 8, 2019, when it acquired, directly and indirectly, 11 hotel properties, through the contribution of those properties directly by various contributing unitholders and indirectly by contributions to NHT OP (collectively referred to as the “Formation Transaction”).

On January 8, 2019, through a series of transactions, the hotels were indirectly contributed by four different groups of affiliated parties to NHT OP. The contributed assets and assumed liabilities are currently held by NHT OP through its subsidiaries. Each hotel property is leased to the TRS Entities under a long-term lease arrangement in exchange for the payment of the agreed upon rent amount.

Initial Public Offering (“IPO”) and Listing

On March 27, 2019, NHT filed a final prospectus with the Ontario Securities Commission, as principal regulator, registering 917,700 Units for distribution to the public and an additional 3,452,014 Units for distribution to non-affiliated parties in consideration for their share of contributions in the Formation Transaction.  On March 29, 2019, NHT closed its IPO, issuing 917,700 Units to public unitholders at $5.00 per Unit, raising gross proceeds of approximately $4.6 million. On March 29, 2019, the TSXV issued preliminary approval to NHT to list its Units and on April 3, 2019, the Units began trading under the ticker NHT.U (U.S. dollar ticker).

NHT Objectives and Strategy

The objectives of NHT are to:

(a)

provide Unitholders with an opportunity to invest in real estate assets, including, but not limited to, a portfolio of extended-stay, select-service and efficient full-service hotels located in attractive U.S. markets and competitively positioned to outperform the industry as a whole;

(b)	potentially acquire non-hospitality real estate assets on an opportunistic basis;

(c)	provide Unitholders with predictable, sustainable, and growing tax efficient cash distributions;

(d)

enhance the value of NHT’s assets and maximize the long-term value of the Units through active asset and property management programs and procedures; specifically, acquiring assets that require repositioning through value-add initiatives, development of assets, and capital recycling into hospitality and other real estate asset classes on an opportunistic basis;

(e)	expand the asset base of NHT and increase NHT’s FFO, Core FFO and AFFO per Unit primarily through acquisitions and improvements of its properties using targeted and strategic capital expenditures; and

(f)	sell assets at the opportune time to allow NHT to meet its strategic objectives.

NHT aims to achieve its investment objectives by acquiring real estate assets, including hotel properties and life sciences and semiconductor manufacturing assets that will offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, a market-based recovery, brand repositioning, revenue enhancements, operational improvements, addressing expense inefficiencies, and exploiting excess land or underutilized spaces. The Advisor targets markets that have a stable yet growing and reliable demand base and limited present and future competitive supply growth. NHT invests in real estate assets, including hotel properties located in areas that it believes exhibit strong economic attributes such as job growth, strong business or transitory travel and leisure travel.

Select-service, limited-service and extended stay hotel properties, which comprise a majority of NHT’s portfolio, typically do not include amenities provided in full-service hotel properties; therefore, these properties primarily derive their revenues from hotel room rentals and, to a lesser extent, from restaurants, meeting spaces and other similar income streams. Extended-stay hotel properties are generally high-quality, residential style hotels that offer a package of services and amenities for extended-stay business and leisure travelers. NHT looks to opportunistically invest in efficient full-service hotel properties, although it does not intend for such properties to comprise a substantial portion of its portfolio in the long-term. Full-service hotel properties generally provide a full complement of guest amenities including restaurants, large meeting facilities, concierge, room service and porter service or valet parking. NHT may also originate or make investments in debt related to targeted hotel properties.

NHT’s Portfolio

As of September 30, 2024, NHT’s portfolio consists of 7 properties and 1 life sciences investment. The properties are comprised of 1,045 rooms throughout the U.S. in the full-service, select-service, limited-service and extended stay hospitality categories. The properties either have a long-term franchise agreement with Marriott, Hyatt or Hilton sponsored brands or are independently operated. NHT believes each property in the portfolio has the opportunity to generate outsized market share improvements and topline increases as leading full-service, select-service, limited-service or extended stay hotels in their respective submarkets. In addition to organic growth, NHT is expected to realize additional embedded growth from its capital improvement strategy. All of NHT’s hotels are operated pursuant to hotel management agreements between the TRS Entities and affiliates of the Manager.

Brand	Location	Name	Chain Scale	Service Scale	Year Built/Last Renovation	Rooms
Hilton Garden Inn	Dallas, Texas	HGI Property	Upscale	Select-Service	1995/2016	240
Hyatt	Park City, Utah	Park City	Upscale	Full-Service	2016	122
Hampton Inn & Suites	Bradenton, Florida	Bradenton	Upper Midscale	Select-Service	1926/2016	119
Homewood Suites	Plano, Texas	HWS Plano	Upscale	Extended Stay	1996/2018	99
Independently Operated	Addison, Texas	HWS Addison	Upscale	Extended Stay	1990/2018	120
Homewood Suites	Irving, Texas	HWS Las Colinas	Upscale	Extended Stay	1990/2018	136
Marriott	St. Petersburg, Florida	St. Pete	Upper Upscale	Full-Service	2001/2021	209
Total Rooms:						1,045

NHT’s typical hotel management agreement requires us to pay a base fee to the hotel manager calculated as a percentage of hotel revenues. In addition, NHT’s hotel management agreements generally provide that the hotel manager can earn an incentive fee for revenue or EBITDA over certain thresholds or based on a return over our required preferred return.

NHT’s TRS Entities may employ other hotel managers in the future. NHT does not have any ownership or economic interest in any of the hotel management companies engaged by the TRS Entities.

Portfolio Activity

NHT continuously considers ways in which to refine NHT’s portfolio of properties to drive revenue growth and create value for Unitholders. In the normal course of business, NHT evaluates opportunities to acquire additional real estate properties that meet our investment criteria and opportunities to recycle capital through the disposition of properties. As such, the composition and size of NHT’s portfolio of properties may change materially over time.

The Initial Portfolio was comprised of 11 properties: the HGI Property, DT Beaverton Property, DT Bend Property, DT Olympia Property, DT Tigard Property, DT Vancouver Property, HWS Plano Property, HWS Addison Property, HWS Irving Property, Marriott St. Pete Property, and the Holiday Inn Nashville Property.

NHT’s current portfolio includes the Initial Portfolio and the Park City and Bradenton properties, which were acquired in February 2022, minus the DT Beaverton, DT Bend, and DT Vancouver properties which were sold in 2022, the DT Olympia property and Nashville Holiday Inn Express, which were sold in 2023 and the DT Tigard property which was sold on April 19, 2024.

Acquisitions

During the nine months ended September 30, 2024 and 2023, there were no acquisitions of real property.

Dispositions

The REIT sold the DoubleTree properties of Vancouver, Beaverton and Bend in 2022. On June 29, 2023, the REIT sold the DT Olympia property for $12.8 million, and on December 13, 2023, the REIT sold the Holiday Inn Express Nashville Property (“HIX Nashville Property") for $116 million.

On April 19, 2024, the REIT closed on the sale of DoubleTree property of Tigard for $10.4 million. On September 13, 2024, the REIT received an executed purchase and sale agreement for the Homewood Suites Plano property in the amount of $8.3 million. The sale is expected to occur within the next 12 months.

Investment in Life Sciences II

On September 11, 2023, the REIT acquired $2.5 million worth of beneficial interests in Life Sciences DST. Life Sciences DST owns a manufacturing and production facility in Philadelphia, PA that is under a triple net lease. On January 4, 2024 the REIT acquired an additional $2.5 million worth of beneficial interests in the investment. It is anticipated that NHT will receive an annual dividend between 4.36% and 4.83% on this investment over the next five years. The REIT believes that the cGMP Industry / life sciences manufacturing industry presents an attractive investment opportunity for the REIT on account of (i) growth in the life sciences space; (ii) the benefits of operating a niche, net-lease business; and (iii) the potential for more predictable, steady cash flows and risk adjusted returns.

Information with Respect to NXDT

Business of NXDT

NXDT is a Delaware statutory trust and has elected to be taxed as a real estate investment trust. Substantially all of NXDT’s business is conducted through NXDT OP, NXDT’s operating partnership. NXDT conducts its business through NXDT OP and its wholly owned TRSs. NXDT’s wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC, is the sole general partner of NXDT OP. As of September 30, 2024, there were 2,000 partnership units of NXDT outstanding, of which 100.0% were owned by NXDT.

On July 1, 2022, the SEC issued the Deregistration Order declaring that NXDT has ceased to be an investment company under the Investment Company Act. The issuance of the Deregistration Order enabled NXDT to proceed with full implementation of its new business mandate to operate as a diversified real estate investment trust that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity.

NXDT was originally formed as a Delaware statutory trust on March 10, 2006 under the name “Highland Credit Strategies Fund” and changed its name to “NexPoint Diversified Real Estate Trust” in 2021.

NXDT is externally managed by the NXDT Adviser, through an agreement dated July 1, 2022, and amended on October 25, 2022, April 11, 2023 and July 22, 2024, by and among NXDT and the NXDT Adviser for an initial term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The NXDT Adviser manages the day-to-day operations of NXDT and provides investment management services. All of NXDT’s investment decisions are made by the NXDT Adviser, subject to general oversight by the NXDT Adviser’s investment committee and the NXDT Board. The NXDT Adviser is wholly owned by NexPoint.

As a diversified real estate investment trust, NXDT’s primary investment objective is to provide both current income and capital appreciation. NXDT seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. NXDT may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

For more information about NXDT’s business, please refer to the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of NXDT’s most recent Annual Report on Form 10-K filed with the SEC attached hereto as Appendix I.

NXDT’s principal executive offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. NXDT’s telephone number is (214) 276-6300. NXDT maintains a website located at http://nxdt.nexpoint.com. The information contained on or that can be accessed through NXDT’s website is not incorporated into and does not constitute a part of this Information Circular or any other report or document NXDT files with or furnishes to the SEC.

Where You Can Find More Information; Incorporation of Certain Information by Reference

The SEC allows NXDT to “incorporate by reference” information into the prospectus, which means that NXDT can disclose important information about NXDT by referring you to another document filed separately with the SEC. These documents contain important information about NXDT and are considered to be a part of the prospectus. Each of the documents incorporated by reference herein are also attached as Appendix I to this Information Circular and are considered to be a part of this Information Circular. The prospectus incorporates by reference the documents and reports listed below (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

1.	NXDT’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 14, 2024;

2.

NXDT’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 10, 2024, August 9, 2024 and November 11, 2024, respectively;

3.	NXDT’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 22, 2024;

4.	NXDT’s Current Reports on Form 8-K, filed with the SEC on April 23, 2023, June 12, 2024, July 22, 2024, August 8, 2024, October 4, 2024, November 14, 2024, November 25, 2024, and December 27, 2024.

5.

The description of NXDT’s common shares, par value $0.001 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on June 20, 2006 (File No. 001-32921), including any amendments or reports filed for the purpose of updating such description

NXDT also incorporates by reference the information contained in all other documents NXDT files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein) after the date of the prospectus and prior to the date of the annual and special meeting. The information contained in any such document will be considered part of the prospectus from the date the document is filed with the SEC. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

NXDT’s filings with the SEC, including its Annual Report, Quarterly Reports, and amendments to those filings, are available free of charge on NXDT’s website, www.nxdt.nexpoint.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information contained on or that can be accessed through NXDT’s website is not intended to form a part of, or be incorporated by reference into, this Information Circular. You may also obtain a copy of these filings at no cost by writing or telephoning NXDT at the following address:

NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Corporate Secretary
Telephone: (214) 276-6300

Caution Statement Regarding Forward Looking Statements

Certain statements in this Information Circular may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to NXDT’s liquidity and capital resources, NXDT’s performance, the Closing and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. NXDT cautions investors that any forward-looking statements presented in this Information Circular, are based on NXDT’s and NHT’s management’s then current beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “estimate,” “project,” “target,” “should,” “will,” “would,” “result,” “goal,” “could,” “future,” “continue,” “if,” the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond NXDT’s control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. NXDT cautions you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause NXDT’s actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

●

Unfavorable changes in economic conditions and their effects on the real estate industry generally and NXDT’s operations and financial condition, including inflation, rising or high interest rates, tightening monetary policy or recession, which may limit NXDT’s ability to access funding and generate returns for shareholders;

●	NXDT’s loans and investments expose NXDT to risks similar to and associated with real estate investments generally;

●	Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to NXDT;

●	Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

●

Risks associated with NXDT’s investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

●

Fluctuations in interest rate and credit spreads could reduce NXDT’s ability to generate income on NXDT’s loans and other investments, which could lead to a significant decrease in NXDT’s results of operations, cash flows and the market value of NXDT’s investments;

●	The use of leverage to finance NXDT’s investments;

●	Risks associated with NXDT’s loans and investments in debt instruments, including senior loans, mezzanine loans, collateralized loan obligations, and structured finance securities;

●	NXDT’s loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

●	NXDT has a substantial amount of indebtedness which may limit NXDT’s financial and operating activities and may adversely affect NXDT’s ability to incur additional debt to fund future needs;

●

NXDT has limited operating history as a standalone company and may not be able to operate NXDT’s business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to NXDT’s shareholders;

●	NXDT may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint, members of the NXDT Adviser’s management team or their affiliates.

●

NXDT is dependent upon the NXDT Adviser and its affiliates to conduct NXDT’s day-to-day operations; thus, adverse changes in their financial health or NXDT’s relationship with them could cause NXDT’s operations to suffer;

●

The NXDT Adviser and its affiliates face conflicts of interest, including significant conflicts created by the NXDT Adviser’s compensation arrangements with NXDT, including compensation which may be required to be paid to the NXDT Adviser if NXDT’s advisory agreement is terminated, which could result in decisions that are not in the best interests of NXDT’s shareholders;

●	NXDT pays substantial fees and expenses to the NXDT Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment;

●

If NXDT fails to qualify as a real estate investment trust for U.S. federal income tax purposes, cash available for distributions to be paid to NXDT’s shareholders could decrease materially, which would limit NXDT’s ability to make distributions to NXDT’s shareholders;

●

If NXDT’s operating partnership fails to be taxable as a partnership for U.S. federal income tax purposes, possibly causing NXDT to fail to qualify for or to maintain real estate investment trust status;

●

Compliance with real estate investment trust requirements, which may limit NXDT’s ability to hedge NXDT’s liabilities effectively and cause NXDT to forgo otherwise attractive opportunities, liquidate certain of NXDT’s investments or incur tax liabilities;

●	The risks associated with NXDT’s ownership of interests in TRSs;

●	NXDT may recognize taxable gains from the sale of properties as a result of the inability to complete certain like-kind exchanges in accordance with Section 1031 of the Code;

●	The risk that the Internal Revenue Service may consider certain sales of properties to be prohibited transactions, resulting in a 100% penalty tax on any taxable gain;

●	The risk that NXDT may be subject to other tax liabilities that may reduce NXDT’s cash flows and distributions on NXDT’s shares;

●	The ineligibility of dividends payable by real estate investment trusts for the reduced tax rates available for some dividends;

●	The risks associated with the share ownership restrictions of the Code for real estate investment trusts and the share ownership limit imposed by NXDT’s declaration of trust (the “NXDT Declaration”);

●	The ability of the NXDT Board to revoke NXDT’s real estate investment trust qualification without shareholder approval;

●	There may be legislative or regulatory tax changes or other actions affecting real estate investment trusts;

●	Non-U.S. investors may be subject to U.S. federal income tax or withholding tax on distributions received from NXDT or on proceeds and the disposition of NXDT’s shares; and

●	Any other risks included under Part I, Item 1A, “Risk Factors,” of NXDT’s Annual Report on Form 10-K filed with the SEC on March 14, 2024.

NXDT urges you to carefully consider these risks and review the additional disclosures NXDT makes concerning risks and other factors that may materially affect the outcome of NXDT’s forward-looking statements and NXDT’s future business and operating results, including those made in “Item 1A. Risk Factors” in NXDT’s Annual Report on Form 10-K for the year ended December 31, 2023, as such risk factors may be amended, supplemented or superseded from time to time by other reports NXDT files with the SEC in the future, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. NXDT cautions you that any forward-looking statements made in this Information Circular are not guarantees of future performance, events or results, and you should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. Except as required by law, NXDT expressly disclaims any obligation to publicly update or revise any forward-looking statements to reflect any change in NXDT’s expectations or any change in events, conditions or circumstances on which any statement is based.

Risk Factors Related to NXDT Common Shares

Investing in NXDT’s securities involves significant risks. You should consider the specific risks described in NXDT’s Annual Report on Form 10-K for the year December 31, 2023, filed with the SEC on March 14, 2024, any risk factors set forth in this Information Circular and any risk factors set forth in NXDT’s other filings with the SEC, before making an investment decision. Each of the risks described in these documents could materially and adversely affect NXDT’s business, financial condition, results of operations and prospects and could result in a partial or complete loss of your investment.

Description of NXDT Common Shares

The following description summarizes the material provisions of the NXDT Common Shares offered hereunder. This description is not complete and is subject to, and is qualified in its entirety by reference to, NXDT’s restated certificate of trust, the NXDT Declaration, and NXDT’s bylaws (collectively, the “Governing Documents”) and applicable provisions of Delaware law, including the Delaware Statutory Trust Act (the “DSTA”).

Authorized Beneficial Interests

NXDT is authorized to issue an unlimited number of its shares of beneficial interest, or capital shares, in multiple classes and series thereof as determined from time to time by the NXDT Board. NXDT’s authorized shares of beneficial interest consist of an unlimited number of NXDT Common Shares, and an unlimited number of its preferred shares, par value $0.001 per share. The NXDT Board has designated a series of up to 4,800,000 preferred shares, par value $0.001 per share, liquidation preference $25.00 per share (the “Liquidation Preference”), as the Series A Preferred Shares. As of November 8, 2024, there were 41,924,881.62 NXDT Common Shares and 3,359,593 Series A Preferred Shares issued and outstanding. All the outstanding common shares and Series A Preferred Shares are fully paid and nonassessable.

Subject to the terms of the statement of preferences designating the Series A Preferred Shares (the “Statement of Preferences”), the NXDT Board, in its discretion, may from time to time without vote of the shareholders issue shares of beneficial interest, including any preferred shares, in addition to the then issued and outstanding shares of beneficial interest and shares of beneficial interest held in the treasury. The NXDT Board may also authorize and issue such other securities of NXDT as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the NXDT Board sees fit, including multiple classes of common shares, preferred interests, debt securities or other senior securities. To the extent the NXDT Board authorizes and issues additional shares of beneficial interest of any class or series, the NXDT Board is authorized, without shareholder approval, subject to the terms of the Statement of Preferences, to amend or supplement the NXDT Declaration as it deems necessary or appropriate. Issuances and redemptions of shares of beneficial interest may be made in whole shares of beneficial interest and/or l/l,000ths of a share of beneficial interest or multiples thereof as the NXDT Board may determine. Except as otherwise provided by a majority of the NXDT Board, NXDT’s shares of beneficial interest are not redeemable by the holders. The NXDT Declaration provides that no shareholder of NXDT will be subject in such capacity to any personal liability whatsoever to any person in connection with NXDT’s property or the acts, obligations or affairs of NXDT, and that the shareholders of NXDT will have the limitation of personal liability provided under the DSTA.

The NXDT Declaration provides that shareholders will have no power to vote on any matter except matters on which a vote of shareholders is required by the NXDT Declaration or by resolution of the NXDT Board. The NXDT Declaration expressly provides that no matter for which voting is required by the DSTA in the absence of the contrary provision in the NXDT Declaration will require any vote. Except as otherwise provided in the NXDT Declaration, any matter required to be submitted to shareholders and affecting one or more classes or series of shares of beneficial interest will require approval by the required vote of all the affected classes and series of shares of beneficial interest voting together as a single class; provided, however, that as to any matter with respect to which a separate vote of any class or series of shares of beneficial interest is provided for by resolution of the NXDT Board, such requirement as to a separate vote by that class or series of shares of beneficial interest will apply in addition to a vote of all the affected classes and series voting together as a single class. Subject to the Statement of Preferences, shareholders of a particular class or series of shares of beneficial interest will not be entitled to vote on any matter that affects only one or more other classes or series of shares of beneficial interest.

Dividends

Subject to the preferential rights, if any, of holders of any other class or series of NXDT’s shares of beneficial interest and to the provisions of the NXDT Declaration relating to the restrictions on ownership and transfer of NXDT’s shares of beneficial interest, the holders of NXDT Common Shares are entitled to receive dividends and other distributions on such NXDT Common Shares when, as and if authorized by the NXDT Board and declared by NXDT out of assets legally available for distribution to NXDT’s shareholders. In addition, subject to the preferential rights, if any, of holders of any other class or series of NXDT’s shares of beneficial interest, the holders of NXDT Common Shares will be entitled to share ratably in NXDT’s property legally available for distribution to NXDT’s shareholders in the event of NXDT’s liquidation, dissolution or winding up after payment of or adequate provision for payment all liabilities and upon receipt of such releases, indemnities and refunding agreements, as the NXDT Board deems necessary for protection of the trustees.

Voting

Subject to the provisions of the NXDT Declaration regarding restrictions on ownership and transfer of NXDT’s shares of beneficial interest and except as may be otherwise specified in the terms of any class or series of NXDT’s common shares, each outstanding NXDT Common Share entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of trustees. The Governing Documents provide that the holders of preferred shares, including the Series A Preferred Shares, are entitled to vote on matters submitted to a vote of the NXDT Common Shares, voting together as a single class.

The Statement of Preferences provides that, except the Preferred Shares Trustees (defined below), the holders of the outstanding capital shares of NXDT, voting as a single class, will elect the trustees. There is no cumulative voting in the election of trustees. Consequently, other than the Preferred Shares Trustees, the holders of a majority of the outstanding capital shares can elect all of the trustees then standing for election, and the holders of the remaining capital shares will not be able to elect any trustees. Trustees will be elected by the affirmative vote of a plurality of all of the shares of beneficial interest present or represented by proxy at a meeting at which a quorum is present. For so long as the rules of any national securities exchange on which any of NXDT’s equity securities are listed requires holders of the Series A Preferred Shares to have such voting rights, whenever dividends on the Series A Preferred Shares shall be in arrears for six or more quarterly periods, whether or not such quarterly periods shall be consecutive, and sufficient assets will not have been deposited with the dividend disbursing agent for payment of such accumulated dividends and distributions, holders of the outstanding Series A Preferred Shares, voting separately as one class (to the exclusion of the holders of all other securities and classes of capital shares of NXDT, except for any other series of outstanding preferred shares for which a like entitlement has arisen, with which the holders of the outstanding Series A Preferred Shares will vote together as one class for this purpose), will be entitled to elect two of NXDT’s trustees (the “Preferred Shares Trustees”).

With respect to matters other than the election of trustees, (i) the affirmative vote of a majority of NXDT’s shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of NXDT’s shares of beneficial interest entitled to vote on the matter are present in person or represented by proxy (an “NXDT Quorum”), will be the act of the shareholders with respect to such matters, and (ii) where a separate vote of one or more classes or series of shares of beneficial interest is required on any matter, the affirmative vote of a majority of the shares of beneficial interest of such class or series present in person or represented by proxy at a meeting where an NXDT Quorum is present will be the act of the shareholders of such class or series with respect to such matter, in each case subject to any provisions of the NXDT Declaration or a resolution of the NXDT Board specifying a greater or lesser requirement with respect to the vote or NXDT Quorum (the “Voting Requirement”).

Under the DSTA, an agreement of merger or consolidation must be approved by all of the trustees and beneficial owners of a statutory trust, unless otherwise provided in the statutory trust’s governing instrument. In addition, a conversion into another business entity must be approved by all of the trustees and beneficial owners of the statutory trust, except that if the statutory trust’s governing instrument specifies a different manner of authorization with respect to approving such conversion or, if it does not so specify, does not prohibit such conversion and specifies a manner of authorization with respect to an agreement of merger or consolidation, that manner of authorization will be required. The DSTA further provides that the governing instrument of a statutory trust may be amended with the approval of all of the beneficial owners and trustees or as otherwise permitted by law, unless otherwise provided in the governing instrument of the statutory trust. In addition, under the DSTA, a statutory trust may not be terminated or revoked except in accordance with the governing instrument of the statutory trust and, except to the extent otherwise provided in the certificate of trust or in the governing instrument, the certificate of trust may be amended by the trustees.

The NXDT Declaration provides that a merger or consolidation requires approval by two-thirds of the NXDT Board without requiring approval by NXDT’s shareholders, except that any merger or consolidation in which NXDT is not the surviving entity requires approval of 75% of the holders of shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series, unless such merger or consolidation has been approved by 80% of the NXDT Board, in which case the Voting Requirement will apply (such voting exception and alternative, subject to the terms of the Statement of Preferences, the “Required Voting Alternatives”). The NXDT Declaration provides that NXDT may be dissolved with approval of 80% of the NXDT Board without a requirement for approval by NXDT’s shareholders, except that the Required Voting Alternatives will apply to the sale, conveyance, assignment, exchange, merger in which NXDT is not the survivor, transfer or other disposition of all or substantially all of NXDT’s property in winding up the affairs of NXDT. In addition, a majority of the NXDT Board may amend the NXDT Declaration without any vote of the shareholders to make any change that does not adversely affect the relative rights or preferences of any individual shareholder as compared to the rights and preferences of other shareholders of the same class and series of shares, as they may deem necessary or appropriate, except that the Required Voting Alternatives also apply to specified provisions of the NXDT Declaration pertaining to the liability of shareholders and the NXDT Board, indemnification of officers and the NXDT Board, voting requirements for shareholder votes, dissolution of NXDT, procedures for amending the NXDT Declaration, corporate transactions outside the ordinary course of business (including mergers, consolidations and sales of all or substantially all of NXDT’s assets) and Principal Shareholder Transactions or any amendment which would change any rights with respect to shares of NXDT by reducing any stated amount payable thereon in preference over all other classes or series of shares upon liquidation of NXDT or by eliminating any voting rights pertaining thereto (collectively, the “Restricted Amendments”) and the sale, lease or exchange of all or substantially all of NXDT’s property. The NXDT Declaration does not specify approval requirements with respect to a conversion of NXDT to another business entity. Neither the NXDT Declaration nor the restated certificate of trust specify approval requirements with respect to an amendment to NXDT’s restated certificate of trust. The NXDT Declaration and NXDT’s bylaws provide that the NXDT Board has the exclusive power to amend or repeal NXDT’s bylaws or adopt new bylaws at any time.

In addition, notwithstanding the foregoing, the NXDT Declaration provides that approval by a majority of the NXDT Board followed by the approval of 75% of the holders of shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series (subject to the Statement of Preferences, the “Principal Shareholder Requirements”) will be required for certain transactions when a Principal Shareholder (defined generally to mean any corporation, person or other entity which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of beneficial interest of all outstanding classes or series and includes any affiliate or associate, as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, of a Principal Shareholder) is a party to the transaction (“Principal Shareholder Transactions”). These transactions include any:

●	merger or consolidation of NXDT or any subsidiary of NXDT with or into any Principal Shareholder;

●	issuance of any securities of NXDT to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan);

●

sale, lease or exchange of all or any substantial part of the assets of NXDT to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of NXDT, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or

●

sale, lease or exchange to NXDT or any subsidiary thereof, in exchange for securities of NXDT, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of NXDT, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Principal Shareholder Requirements are not applicable if (i) 80% of the NXDT Board approve by resolution a memorandum of understanding with the Principal Shareholder with respect to and substantially consistent with such transaction followed by an approval by shareholders consistent with the Voting Requirement, or (ii) the transaction is with any entity of which a majority of the outstanding shares of all classes and series of a shares normally entitled to vote in elections of directors is owned of record or beneficially by NXDT and its subsidiaries.

Other Matters

Holders of the NXDT Common Shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of NXDT. Subject to the provisions of the NXDT Declaration regarding the restrictions on ownership and transfer of NXDT’s shares of beneficial interest, NXDT Common Shares will have equal distribution, liquidation and other rights.

The NXDT Declaration generally excludes The Corporation Trust Company or its successor from the meaning of the term trustees. The Corporation Trust Company is NXDT’s Delaware trustee and does not have any management responsibilities with respect to NXDT other than certain administrative matters required by the DSTA.

Advance Notice Bylaw Provisions

Pursuant to NXDT’s bylaws, shareholders may make nominations of individuals for election to the NXDT Board and propose business other than that which is stated in the notice of the meeting only in connection with annual meetings of shareholders, or a special meeting in lieu of an annual meeting. NXDT’s bylaws provide that, with respect to an annual meeting of NXDT’s shareholders, nominations of individuals for election to the NXDT Board and the proposal of other business to be considered by NXDT’s shareholders may be made only (a) pursuant to NXDT’s notice of the meeting, (b) by or at the direction of the NXDT Board or (c) by any shareholder of record who was a shareholder of record both at the time of giving the notice required by NXDT’s bylaws and at the time of the record date for the determination of shareholders entitled to notice of and to vote at such meeting, who has held beneficially and at risk at least $5,000 of NXDT’s shares continuously during such time and for at least one year prior to the date of such notice, and containing the information, certifications and other materials, and who complies with the other procedural requirements, specified in the advance notice provisions of NXDT’s bylaws.

With respect to special meetings of shareholders, only the business specified in NXDT’s notice of meeting may be brought before the meeting.

The advance notice procedures of NXDT’s bylaws provide that, to be timely, a shareholder’s notice with respect to trustee nominations or other proposals for an annual meeting must be delivered to NXDT’s corporate secretary at NXDT’s principal executive office not less than 120 nor more than 150 calendar days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 25 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a shareholder’s notice must be delivered not earlier than 150 calendar days prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th calendar day prior to the date of such annual meeting and the tenth calendar day following the day on which public announcement of the date of such meeting is first made.

In addition to the provisions of the NXDT Declaration relating to the approval requirements for business combinations and Principal Shareholder Transactions described above, the advance notice requirements contained in NXDT’s bylaws may delay, defer or prevent a change in control or other transaction that might involve a premium price for NXDT’s capital shares or otherwise be in the best interest of NXDT’s shareholders.

Information Rights

Shareholders have the right to inspect the records of NXDT, including, without limitation, shareholder lists, documents, accounts and books of NXDT only to the extent inalienably granted under the DSTA; all other such rights whether or not provided in the DSTA are expressly precluded. All shareholders’ requests to inspect the records of NXDT will be submitted by shareholders to the NXDT Board in writing. Upon receipt of such requests, the NXDT Board may in its discretion establish procedures for any permitted inspections. To preserve the integrity of NXDT’s records, the NXDT Board may provide certified copies of Company records rather than originals. The NXDT Board will not be required to create records or obtain records from third parties to satisfy shareholders’ requests. The NXDT Board may require shareholders to pay in advance or otherwise indemnify NXDT for the costs and expenses of shareholders’ inspection of records. None of the foregoing is intended nor will be construed to permit shareholders to inspect the records of NXDT except as may be required by the DSTA or permitted by the NXDT Board in its discretion.

Power to Increase or Decrease Authorized Shares of Beneficial Interest, Reclassify Unissued Shares of Beneficial Interest and Issue Additional Common and Preferred Shares

NXDT is authorized to issue an unlimited number of its shares of beneficial interest, or capital shares, in multiple classes and series thereof as determined from time to time by the NXDT Board. The NXDT Board, in its discretion, may from time to time without vote of the shareholders issue shares of beneficial interest, including any preferred shares, in addition to the then issued and outstanding shares of beneficial interest and shares of beneficial interest held in the treasury, subject to the terms of the Statement of Preferences. The NXDT Board may also authorize and issue such other securities of NXDT as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the NXDT Board sees fit, including multiple classes of common shares, preferred interests, debt securities or other senior securities. To the extent the NXDT Board authorizes and issues additional shares of any class or series, the NXDT Board is authorized, without shareholder approval, subject to the terms of the Statement of Preferences, to amend or supplement the NXDT Declaration as it deems necessary or appropriate. The NXDT Board may from time to time divide or combine the shares of beneficial interest into a greater or lesser number without thereby changing the proportionate beneficial interest in such shares.

The NXDT Board may increase the number of authorized preferred shares or cause the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, subject to the terms of the Statement of Preferences. The Statement of Preferences provides that an increase in the number of authorized preferred shares or the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, pursuant to the Governing Documents will not in and of itself be considered to adversely affect the rights and preferences of the preferred shares and holders of the Series A Preferred Shares, by virtue of their acquisition of Series A Preferred Shares, will be deemed to have authorized such issuances by the NXDT Board. The Governing Documents do not require the consent of holders of preferred shares, including the Series A Preferred Shares, for the NXDT Board to authorize and issue additional shares ranking junior to the Series A Preferred Shares with respect to distribution rights and rights upon NXDT’s liquidation, dissolution or winding up.

As a result of the above, although the NXDT Board does not currently intend to do so, it could authorize the issuance of shares of beneficial interest with terms and conditions that could have the effect of delaying, deferring or preventing a change in control of NXDT, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of NXDT’s assets) that might provide a premium price to holders of NXDT’s shares.

Restrictions on Ownership and Transfer

In order for NXDT to qualify as a real estate investment trust under the Code, NXDT’s shares of beneficial interest must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a real estate investment trust has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of NXDT’s shares of beneficial interest may be owned, directly or indirectly, or constructively, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first year for which an election to be a real estate investment trust has been made). Attribution rules in the Code determine if any individual or entity actually or constructively owns NXDT’s shares for purposes of this ownership limitation. To qualify as a real estate investment trust, we must satisfy certain other requirements as well.

To help insure that we meet these tests, among other purposes, the NXDT Declaration contains restrictions on the acquisition, ownership and transfer of shares of beneficial interest. The relevant sections of the NXDT Declaration provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding common shares (the “common share ownership limit”), or 9.8%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of beneficial interest of any class or series (the “aggregate share ownership limit”). We refer to the common share ownership limit and the aggregate share ownership limit collectively as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause NXDT’s shares of beneficial interest owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, of the outstanding common shares or the outstanding shares of beneficial interest of any class or series (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, any such shares), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively NXDT’s shares of beneficial interest in excess of the ownership limits.

The ownership limits apply during the period commencing on the date on which the shareholders approved the conversion of NXDT from an investment company registered under the Investment Company Act, to a real estate investment trust (the “Initial Date”) and prior to the date on which the NXDT Board may determine that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers set forth below (the “Restrictions”) are no longer in the best interests of NXDT (the “Restriction Termination Date”), but subject to the provision of the NXDT Declaration providing that such Restrictions will not preclude the settlement of any transaction entered into the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. During such period:

(i)

(1) No person, other than a person (an “Excepted Holder”) for whom a percentage limit (subject to the terms of the NXDT Declaration, an “Excepted Holder Limit”) is established by the NXDT Board in accordance with the NXDT Declaration, will beneficially own or constructively own shares of beneficial interest in excess of the aggregate share ownership limit, or such other percentage determined by the NXDT Board in accordance with provisions in the NXDT Declaration pertaining to the increase or decrease of such percentage, (2) no person, other than an Excepted Holder, will beneficially own or constructively own shares of beneficial interest in excess of the common share ownership limit, or such other percentage determined by the NXDT Board in accordance with provisions in the NXDT Declaration pertaining to the increase or decrease of such percentage, and (3) no Excepted Holder will beneficially own or constructively own shares of beneficial interest in excess of the Excepted Holder Limit for such Excepted Holder.

(ii)

No person will beneficially own or constructively own shares of beneficial interest to the extent that such beneficial ownership or constructive ownership of shares of beneficial interest would result in NXDT being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a real estate investment trust (including, but not limited to, beneficial ownership or constructive ownership that would result in Company (or any subsidiary real estate investment trust thereof, as applicable) owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by NXDT (or such subsidiary) from such tenant would cause NXDT (or such subsidiary) to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, taking into account any other income of NXDT (or such subsidiary) that would not constitute qualifying income under such requirements).

(iii)

Any transfer of shares of beneficial interest that, if effective, would result in NXDT’s shares being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void ab initio, and the intended transferee will acquire no rights in such shares.

(iv)

No person will beneficially own or constructively own shares of beneficial interest to the extent that such beneficial ownership or constructive ownership of shares of beneficial interest would result in NXDT failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

In addition, if any transfer of shares of beneficial interest (whether or not such transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any person beneficially owning or constructively owning shares of beneficial interest in violation of the Restrictions, then that number of shares of beneficial interest the beneficial ownership or constructive ownership of which otherwise would cause such person to violate the Restrictions (rounded up to the nearest whole share) will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of such transfer (a “Charitable Transfer”), and such person will acquire no rights in such shares; provided, that if the transfer to the charitable trust described by the foregoing would not be effective for any reason to prevent the violation of the Restrictions, then the transfer of that number of shares of beneficial interest that otherwise would cause any person to violate the Restrictions will be void ab initio, and the intended transferee will acquire no rights in such shares of beneficial interest.

To the extent that, upon a Charitable Transfer, a violation of any provision of the NXDT Declaration governing restrictions on transfer and ownership of shares would nonetheless be continuing (for example where the ownership of shares of beneficial interest by a single charitable trust would violate the 100 shareholder requirement applicable to real estate investment trusts), then shares of beneficial interest will be transferred to that number of charitable trusts, each having a distinct charitable trustee and a charitable beneficiary or charitable beneficiaries that are distinct from those of each other trust, such that there is no violation of any such provisions.

In determining which shares of beneficial interest should be subject to a Charitable Transfer, shares of beneficial interest will be so transferred to a charitable trust in such manner that minimizes the aggregate value of the shares of beneficial interest that are transferred to the charitable trust (except to the extent that the NXDT Board determines that the shares of beneficial interest transferred to the charitable trust will be those directly or indirectly held or beneficially owned or constructively owned by a person or persons that caused or contributed to the application of the provision of the NXDT Declaration requiring a Charitable Transfer), and to the extent not inconsistent therewith, on a pro rata basis.

If the NXDT Board at any time determines that a transfer or other event has taken place that results in a violation of the Restrictions or the terms relating to a Charitable Transfer, or that a person intends to acquire or has attempted to acquire beneficial ownership or constructive ownership of any shares in violation of the same (whether or not such violation is intended), the NXDT Board will take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, without limitation, causing NXDT to redeem shares of beneficial interest, refusing to give effect to such transfer on the books of NXDT or instituting proceedings to enjoin such transfer or other event; provided, however, that any transfer or attempted transfer or other event in violation of the Restrictions will automatically result in the transfer to the charitable trust described above, and, where applicable, such transfer (or other event) will be void ab initio as provided above irrespective of any action (or non-action) by the NXDT Board.

The NXDT Declaration requires that any person who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of beneficial ownership that will or may violate the Restrictions or any person who would have owned shares of beneficial interest that resulted in a Charitable Transfer will immediately give written notice to NXDT of such event or, in the case of such a proposed or attempted transaction, give at least 15 days’ prior written notice, and will provide to NXDT such other information as NXDT may request in order to determine the effect, if any, of such transfer on Company’s status as a real estate investment trust.

The NXDT Declaration also requires that, from the Initial Date and prior to the Restriction Termination Date, (a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding shares of beneficial interest, within 30 days after the end of each taxable year, will give written notice to NXDT stating the name and address of such owner, the number of shares of beneficial interest beneficially owned and a description of the manner in which such shares are held. Each such owner must provide to NXDT such additional information as NXDT may request in order to determine the effect, if any, of such beneficial ownership on NXDT’s status as a real estate investment trust and to ensure compliance with the aggregate share ownership limit and the common share ownership limit and the other restrictions in the NXDT Declaration; and (b) each person who is a beneficial owner or constructive owner of shares of beneficial interest and each person (including the shareholder of record) who is holding shares of beneficial interest for a beneficial owner or constructive owner shall provide to NXDT such information as NXDT may request in good faith in order to determine NXDT’s status as a real estate investment trust and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Subject to (ii), (iii) and (iv) of the Restrictions, the NXDT Board may exempt (prospectively or retroactively) a person from the aggregate share ownership limit or the common share ownership limit, as the case may be, and may establish or increase an Excepted Holder Limit for such person if NXDT obtains such representations and undertakings from such person as are reasonably necessary for the NXDT Board to determine that:

(i)	no person’s beneficial or constructive ownership of shares of beneficial interest will violate (ii), (iii) and (iv) of the Restrictions; and

(ii)

such person does not and will not own, actually or constructively, an interest in a tenant of NXDT (or a tenant of any entity owned or controlled by NXDT, including a subsidiary real estate investment trust) that would cause NXDT (or such subsidiary real estate investment trust) to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (for this purpose, a tenant shall not be treated as a tenant of NXDT if NXDT (or an entity owned or controlled by NXDT, including such subsidiary real estate investment trust) derives (and is expected to continue to derive) a sufficiently small amount of revenue from such tenant such that, in the judgment of the NXDT Board, rent from such tenant would not adversely affect NXDT’s (or such subsidiary real estate investment trust’s) ability to qualify as a real estate investment trust).

Any violation or attempted violation of any such representations or undertakings (or other action which is contrary to the Restrictions) will result in such shares of beneficial interest being automatically subject to a Charitable Transfer.

Prior to granting any exception pursuant to the foregoing (a “Representation Exception”), the NXDT Board may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the NXDT Board as it may deem necessary or advisable in order to determine or ensure NXDT’s status as a real estate investment trust. Notwithstanding the receipt of any ruling or opinion, the NXDT Board may impose such conditions or restrictions as it deems appropriate in connection with granting such exception. The NXDT Board has granted Representation Exceptions to James Dondero and his affiliates and others and may grant additional Representation Exceptions in the future. These Representation Exceptions will be subject to certain initial and ongoing conditions designed to preserve NXDT’s status as a real estate investment trust.

Subject to (ii) of the Restrictions, an underwriter or placement agent that participates in a public offering or a private placement of the shares of beneficial interest (or securities convertible into or exchangeable for shares of beneficial interest) may beneficially own or constructively own shares of beneficial interest (or securities convertible into or exchangeable for shares of beneficial interest) in excess of the aggregate share ownership limit, the common share ownership limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

The NXDT Board may only reduce the Excepted Holder Limit for an Excepted Holder with the written consent of such Excepted Holder or pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit will be reduced to a percentage that is less than the aggregate share ownership limit or the common share ownership limit, as the case may be.

In addition, subject to (ii) of the Restrictions and the following, the NXDT Board may from time to time increase or decrease the common share ownership limit or the aggregate share ownership limit for one or more persons and increase or decrease the common share ownership limit or the aggregate share ownership limit for all other persons. No decreased common share ownership limit or aggregate share ownership limit will be effective for any person whose percentage of ownership of shares of beneficial interest is in excess of such decreased common share ownership limit or aggregate share ownership limit, as applicable, until such time as such person’s percentage of ownership of shares of beneficial interest equals or falls below the decreased common share ownership limit or aggregate share ownership limit, as applicable; provided, however, any further acquisition of shares of beneficial interest by any such person (other than a person for whom an Representation Exception has been granted or an Excepted Holder) in excess of the shares of beneficial interest owned by such person on the date the decreased common share ownership limit or aggregate share ownership limit, as applicable, became effective will be in violation of the common share ownership limit or aggregate share ownership limit. No increase to the common share ownership limit or aggregate share ownership limit may be approved if the new common share ownership limit and/or aggregate share ownership limit would allow five or fewer persons to beneficially own, in the aggregate more than 49.8% in value of the outstanding shares of beneficial interest.

Any certificates representing NXDT’s shares of beneficial interest will bear a legend referring to the restrictions on ownership and transfer of NXDT’s shares described above.

These restrictions on ownership and transfer of NXDT’s shares of beneficial interest will not apply upon the Restriction Termination Date.

The restrictions on ownership and transfer of NXDT’s shares of beneficial interest described above, including in Article XII of the NXDT Declaration, could delay, defer or prevent a transaction or a change in control that might involve a premium price for the NXDT Common Shares or otherwise be in the best interest of NXDT’s shareholders.

Listing

NXDT Common Shares are listed on the NYSE under the symbol “NXDT.” The Series A Preferred Shares are listed on the NYSE under the symbol “NXDT PA.”

Transfer Agent and Registrar

The transfer agent and registrar for the NXDT Common Shares and Series A Preferred Shares is Equiniti Trust Company, LLC.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable as of the date hereof to a holder of Units whose Units are redeemed for cash pursuant to the Reorganization, or exchanged for New NHT Shares pursuant to the Reorganization and subsequently exchanged for NXDT Common Shares pursuant to the Company Merger and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the REIT, New NHT, NXDT Intermediary and NXDT, and is not affiliated with the REIT, New NHT, NXDT Intermediary or NXDT and holds the Units, will hold any NHT Shares and NXDT Common Shares received pursuant to the Reorganization and the Company Merger as capital property (in this section of the information circular/prospectus, referred to as a “Holder”). The Units, New NHT Shares and NXDT Common Shares generally will be capital property to a Holder provided that the Holder does not hold such Units, New NHT Shares or NXDT Common Shares, as applicable, in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” subject to the mark-to-market rules in the Tax Act; (ii) an interest in which would be a “tax shelter investment” within the meaning of the Tax Act; (iii) that has elected to determine its Canadian tax results in a foreign currency pursuant to the “functional currency” reporting rules, in the Tax Act; (iv) to which the 10% Exception (as defined below) does not apply (See “Certain U.S. Federal Income Tax Considerations”); (v) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to the Holder’s Units, New NHT Shares or NXDT Common Shares; or (vi)  in respect of which New NHT or NXDT is, or is deemed to be, at any time a “foreign affiliate” for any purpose of the Tax Act. Such Holders should consult their own tax advisors to determine the tax consequences to them of the Reorganization and the Company Merger. This summary assumes that the REIT and NXDT will each qualify as a “domestically controlled qualified investment entity” at all relevant times (See “Certain U.S. Federal Income Tax Considerations”), however no assurance can be given in this regard. Holders should consult their own tax advisors to determine the tax consequences to them if the REIT or NXDT fail to qualify as a domestically controlled qualified investment entity at any relevant time.

This summary is based on the current provisions of the Tax Act and the Canada-U.S. Income Tax Convention (the “Treaty”), all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (“Proposed Amendments”), counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency (the “CRA”), and a certificate as to certain factual matters from an executive officer of each of the REIT and NXDT. Except for Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all.

This summary does not address any tax consequences to holders of Deferred Units, any awards under the Omnibus Plan or any other awards received in connection with employment. Such holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Units. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Unitholders are urged to consult their own tax advisors to determine the particular tax effects to them of the Transaction and any other consequences to them in connection with the Transaction under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

The Tax Act requires all taxpayers to compute their “Canadian tax results” (as defined in the Tax Act) in Canadian currency. Where an amount that is relevant in computing a taxpayer’s Canadian tax results is expressed in a currency other than Canadian currency, such amount must be converted to Canadian currency using the rate quoted by the Bank of Canada on the day such amount first arose, or using such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Status of the REIT and NXDT

This summary assumes that the REIT has, at all relevant times, qualified and is expected to continue to qualify at all relevant times as a “mutual fund trust”, and has not, at any time, been and is not expected to become a “SIFT trust”, each as defined in the Tax Act. If at any relevant time the REIT were not to qualify as a mutual fund trust, or if the REIT were to become a SIFT trust, the income tax considerations described below would, in some respects, be materially and adversely different.

This summary also assumes that NXDT (i) will not be, and will not be deemed to be, resident in Canada at any relevant time and will be an “exempt foreign trust” at all relevant times, (ii) will not carry on a business in Canada at any relevant time, and (iii) will not be a “SIFT trust” at any relevant time, in each case for purposes of the Tax Act. If NXDT were to at any relevant time be resident (or deemed to be resident) in Canada, not be an exempt foreign trust, carry on business in Canada, or become a SIFT trust, the income tax considerations could be materially and adversely different from those described below.

Taxation of Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units (but not any New NHT Shares or NXDT Common Shares), and any other “Canadian security” (as defined in the Tax Act) owned in the taxation year in which the election is made or in subsequent taxation years, deemed to be capital property. Resident Holders considering making such an election are urged to consult their own legal and tax advisors to determine the applicability and particular tax effects to them of making such an election.

Redemption of Units

The Redemption will result in a disposition of Units by a Resident Holder for purposes of the Tax Act. On such disposition, a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition of the Units disposed of on the Redemption (calculated in the manner described below), net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Units.

Exchange of Units for New NHT Shares

A Resident Holder who exchanges Units for New NHT Shares pursuant to the Reorganization will be considered to have disposed of such Units for proceeds of disposition equal to the aggregate of the fair market value, at the time of the disposition, of the New NHT Shares received for such Units. A Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the Units that were exchanged for New NHT Shares. The cost of such New NHT Shares will be the fair market of the Units exchanged for such shares at the time of the exchange. The taxation of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Company Merger

A Resident Holder whose New NHT Shares will be converted to NXDT Common Shares pursuant to the Company Merger will be considered to have disposed of its New NHT Shares for proceeds of disposition equal to the aggregate of the fair market value, at the time of the disposition, of the NXDT Common Shares received by the Resident Holder pursuant to the Company Merger. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of their New NHT Shares. The cost of such NXDT Common Shares will be the fair market value of the New NHT Shares. The taxation of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Distributions on NXDT Common Shares

A Resident Holder generally will be required to include in computing income for a particular taxation year the portion of the net income (including the taxable portion of net capital gains) of NXDT computed under Canadian tax principles in accordance with the Tax Act, that is paid to the Resident Holder on their NXDT Common Shares in that taxation year (or payable to the Resident Holder in a taxation year where the Resident Holder is entitled to enforce payment of the amount in the taxation year), whether or not those amounts are received in cash, or otherwise.

Any other amount in excess of the net income (including the non-taxable portion of net capital gains) of NXDT computed under Canadian tax principles in accordance with the Tax Act that is paid or payable to a Resident Holder on the NXDT Common Shares in a taxation year generally should not be included in the Resident Holder’s income for the year, but such an amount which is paid to a Resident Holder generally will reduce the adjusted cost base of the NXDT Common Shares held by such Resident Holder. To the extent that the adjusted cost base of an NXDT Common Shares otherwise would be less than zero, the Resident Holder will be deemed to have realized a capital gain equal to the negative amount and the Resident Holder’s adjusted cost base of the NXDT Common Shares will be increased by the amount of such deemed capital gain.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to distributions received by the Resident Holder on NXDT Shares.

There is no assurance that the calculation of NXDT’s income for U.S. federal income tax purposes will be the same as its income would be calculated under Canadian tax principles in accordance with the Tax Act. It is not expected that NXDT will re-calculate its income under Canadian tax principles, nor will NXDT provide Resident Holders with any information regarding income that is paid or payable to the Resident Holders for Canadian tax purposes. Resident Holders are urged to consult their own tax advisors with respect to the tax consequences of distributions on their NXDT Common Shares, including the impact to the Resident Holder on the adjusted cost base of the NXDT Common Shares and the availability of a foreign tax credit or deduction for any foreign withholding tax paid with respect distributions on such NXDT Common Shares.

Dispositions of NXDT Common Shares

A Resident Holder that disposes or is deemed to dispose of NXDT Common Shares in a taxation year will realize a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the NXDT Common Shares exceeds (or is less than) the aggregate of the Resident Company Holder’s adjusted cost base of such NXDT Common Shares immediately before the disposition and any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Subject to the Capital Gains Proposals (as defined below), one half of any capital gain realized by a Resident Holder will be included in the Resident Holder's income as a taxable capital gain. Subject to the Capital Gains Proposals, one-half of any capital loss realized by a Resident Holder (an "allowable capital loss") generally may be deducted only from any taxable capital gains, if any, realized or considered to be realized by the Resident Holder subject to, and in accordance with, the provisions of the Tax Act. Any excess of allowable capital losses over taxable capital gains realized by a Resident Holder in a taxation year may be carried back to the three preceding taxation years or carried forward to any subsequent taxation years and deducted against net taxable capital gains in those years to the extent and under the circumstances described in the Tax Act.

Tax Proposals related to the capital gains inclusion rate (the "Capital Gains Proposals") would increase a Resident Holder's capital gains inclusion rate for a taxation year ending after June 24, 2024, from one-half to two-thirds, subject to a transitional rule applicable for a Resident Holder's 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that would generally offset the increase in the capital gains inclusion rate for up to $250,000 of net capital gains realized (or deemed to be realized) by Resident Holders that are individuals (including certain trusts) in the year that are not offset by net capital losses carried back or forward from another taxation year. The Capital Gains Proposals also provide that capital losses realized prior to June 25, 2024, which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized. The foregoing summary only generally describes the considerations applicable under the Capital Gains Proposals and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Proposals. The Capital Gains Proposals are complex and their application to a particular Resident Holder will depend on the Resident Holder's particular circumstances. Resident Holders should consult their own tax advisors with regard to the Capital Gains Proposals.

Foreign Tax Credits and Deductions

To the extent a Resident Holder is subject to U.S. withholding tax in respect of the Reorganization or the ownership or disposition of NXDT Common Shares, the amount of such tax generally may be eligible for foreign tax credit or deduction treatment, subject to the detailed rules and limitations under the Tax Act; provided, however, that to the extent that any U.S. tax withheld does not represent the final U.S. income tax liability for the year, the Resident Holder also files a U.S. federal income tax return to establish the Holder’s final U.S. income tax liability for the year and the Resident Holder is not entitled to a refund of such tax.

A Resident Holder’s ability to apply U.S. withholding taxes may be affected where the Resident Holder does not have sufficient taxes otherwise payable under Part I of the Tax Act, or sufficient U.S. source income in the taxation year the U.S. withholding taxes are paid, or where the Resident Holder has other U.S. sources of income or losses, or has paid other U.S. taxes. Although the foreign tax credit provisions are generally designed to avoid double taxation, the maximum credit can be limited. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own circumstances.

Refundable Tax

A Resident Holder that: (i) throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is generally defined to include all or substantially all of the income paid or payable to the Resident Holder by the REIT or NXDT, and net taxable capital gains.

Minimum Tax

Capital gains realized by a Resident Holder who is an individual (other than certain specified trusts) may result in such Resident Holder being liable for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the New NHT Shares and NXDT Common Shares, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Company Holder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Company Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.

Offshore Investment Fund Property

A Resident Holder may be subject to the “offshore investment fund property” rules in the Tax Act if they hold or have an interest in “offshore investment fund property”. In order for these rules to apply, the value of the interests in such property must reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in any non-resident entity. If applicable, these rules may result in an income inclusion, annually, based on the designated cost of the interest for this purpose multiplied by a prescribed interest rate plus two percent. These rules could apply in a fiscal period if it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring, holding or having the interest in the offshore investment fund property was to benefit from the portfolio investments in such a manner that the taxes on the income, profits and gains therefrom for any particular year were significantly less than the tax that would have been applicable if such income, profits and gains had been earned directly by the Resident Holder. Resident Holders should consult their own tax advisors regarding the potential application of the offshore investment fund property rules to any New NHT Shares or NXDT Common Shares acquired by them pursuant to the Reorganization or the Company Merger.

Eligibility for Investment

The New NHT Shares will not be qualified investments under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account”, “first home savings account”, or a “deferred profit sharing plan” (collectively, the “Registered Plans”), each as defined in the Tax Act. Registered Plans and/or the holders, annuitants or subscribers thereof, as the case may be, will be subject to a penalty tax in respect of New NHT Shares held by such plans, and other negative tax consequences may result. Resident Holders that hold Units in a Registered Plan should consult with their own tax advisors regarding the Reorganization, including whether to elect for a Redemption with respect to their Units to avoid penalty taxes and other potential negative tax consequences resulting from a Registered Plan acquiring New NHT Shares.

Taxation of Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold, and is not deemed to use or hold, Units in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

This summary assumes that none of the Units, the New NHT Shares or the NXDT Shares (the “Securities”) are or will at any time be “taxable Canadian property” for purposes of the Tax Act. A Security will not be “taxable Canadian property” at a particular time, unless at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the Security was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Tax Act), (iii) timber resource properties (as defined in the Tax Act) or (iv) options or interests in respect of property described in (i) to (iii), whether or not such property exists. None of NHT, New NHT or NXDT own, and management of NHT and NXDT do not currently expect that NHT, New NHT or NEXDT will own, any of the property described in (i) to (iv) or will own or dispose of any “taxable Canadian property”. Non-Resident Holders whose Securities may constitute taxable Canadian property should consult their own tax advisors.

Redemption of Units

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain, or entitled to deduct any capital loss, realized upon the Redemption of the Units.

Company Merger

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain, or entitled to deduct any capital loss, realized upon exchange of New NHT Shares for NXDT Common Shares pursuant to the Company Merger.

Dispositions of NXDT Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain, or entitled to deduct any capital loss, realized upon the disposition of NXDT Common Shares.

Certain U.S. Federal Income Tax Considerations

UNITHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE REDEMPTION OF THEIR UNITS.

The following is a summary of the principal U.S. federal income tax considerations (i) generally applicable under the Code to the Unitholders in respect of the Transaction and (ii) relating to ownership of our shares.

The portion of this summary under the heading “—The Transaction” is limited to certain material U.S. federal income tax considerations relevant to Unitholders that hold equity interests in the REIT and, as a result of the Transaction (other than any Unitholder participating in a Redemption), will hold New NHT Shares and NXDT Common Shares, as “capital assets” within the meaning of Section 1221 of Code (generally, property held for investment). The portion of this summary under the heading “NXDT Common Share Ownership” is limited to certain material U.S. federal income tax considerations relating to ownership of NXDT Common Shares that are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Unitholders in light of their individual circumstances or status, including:

●	Banks, broker dealers or financial institutions;

●	NexPoint Holders and other affiliates of the REIT or NXDT;

●	persons subject to mark-to-market tax accounting rules;

●	tax-exempt entities (including private foundations) (except to the limited extent discussed in “—NXDT Common Share Ownership–Taxation of Tax-Exempt U.S. Holders of Our Shares” below);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	pension plans;

●	cooperatives;

●	government organizations;

●	partnerships, subchapter S corporations or other entities or arrangements treated as partnerships or flow-through entities for U.S. federal income tax purposes (and investors therein);

●	certain expatriates or former long-term residents of the United States;

●	persons that acquired Units as compensation;

●	persons that actually or constructively own five percent or more of the Units or, as a result of the Transaction, New NHT Shares or NXDT Common Shares, by vote or value;

●

persons that hold Units, or will hold New NHT Shares or NXDT Common Shares, in connection with a trade or business, permanent establishment, or fixed place of business conducted outside the United States;

●	persons that hold Units, or will hold New NHT Shares or NXDT Common Shares, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	holders who receive NXDT’s securities through the exercise of employee share options or otherwise as compensation;

●	persons required to accelerate the recognition of any item of gross income with respect to NXDT’s capital shares as a result of such income being recognized on an applicable financial statement;

●

with respect to the discussion included under the heading “—NXDT Common Share Ownership”, non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Holders of Our Shares”); or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity so characterized for U.S. federal income tax purposes or other flow-through entity) holds Units, New NHT Shares or NXDT Common Shares, the tax treatment of such partnership (or other flow-through entity) and its partners will generally depend on the status of the partners and the activities of the partnership (or other flow-through entity). Partnerships (and other flow-through entities) holding any Units, New NHT Shares or NXDT Common Shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of the Transaction.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any aspect of the Transaction. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a person that for U.S. federal income tax purposes is a beneficial owner of Units, New NHT Shares or NXDT Common Shares received pursuant to the Transaction (or, solely with respect to the discussion below under the heading “—NXDT Common Share Ownership,” other NXDT Common Shares) and is:

●	a citizen or individual resident of the United States;

●

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of Units, New NHT Shares or NXDT Common Shares received pursuant to the Transaction (or, solely with respect to the discussion below under the heading “—NXDT Common Share Ownership,” other NXDT Common Shares) that is, for U.S. federal income tax purposes, neither a U.S. Holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION OR OF OWNING NXDT COMMON SHARES. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION OR OWNING NXDT COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

The Transaction

U.S. Tax Classification of the REIT

Notwithstanding that the REIT is a Canadian trust, solely for U.S. federal income tax purposes the REIT is classified as a U.S. domestic corporation.

U.S. Tax Components of the Reorganization

Pursuant to the Reorganization, (i) each Unitholder will either (a) contribute all of such Unitholder’s equity interests in the REIT to New NHT in exchange for the New NHT Shares pursuant to the Contributions, or (b) have all of such Unitholder’s equity interests in the REIT redeemed for $0.36 cash per Unit pursuant to the Redemptions and, immediately thereafter, (ii) New NHT will cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT pursuant to the Liquidation.  For U.S. federal income tax purposes, the Contributions and the Liquidation are together expected to constitute a single integrated transaction (the “Restructuring”), and the Redemptions are expected to be treated as unrelated, separate transactions from the Restructuring.

U.S. Holders

Consequences of the Transaction to U.S. Holders not Participating in a Redemption

Qualification of the Restructuring as an F Reorg

The Restructuring is expected to be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code (an “F Reorg”). However, there is no assurance that the IRS or any court will agree with this position. U.S. Holders should be aware that the completion of the Transaction is not conditioned on the receipt of an opinion of counsel that the Restructuring (or any other aspect of the Transaction) qualify as tax-free transactions. Neither the REIT, New NHT nor NXDT has requested or will request a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Transaction.

Assuming that the Restructuring qualifies as an F Reorg:

●	a U.S. Holder that exchanges its Units pursuant to the Restructuring generally will not recognize gain or loss on the exchange of such Units for New NHT Shares,

●	the adjusted tax basis of a U.S. Holder in New NHT Shares received as a result of the Restructuring generally will equal the adjusted tax basis of the Units surrendered in exchange therefor, and

●	a U.S. Holder’s holding period in New NHT Shares received in the exchange will include the holding period in the Units surrendered in exchange therefor.

If the Restructuring does not qualify as an F Reorg, the Restructuring generally will be treated as a taxable sale or exchange of Units by U.S. Holders in exchange for New NHT Shares. In such case, subject to the discussion of backup withholding below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its Units. This gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held such Units for more than one year. However, if a U.S. Holder recognizes a loss upon such disposition of Units that it has held for six months or less, after applying certain holding period rules, the loss recognized generally will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from the REIT which were required to be treated as long-term capital gains.  Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a taxable sale or exchange of Units is subject to certain limitations.

Generally the amount of gain or loss recognized by a U.S. Holder on a taxable sale or exchange of Units pursuant to the Restructuring will be an amount equal to the difference between (i) the fair market value of the New NHT Shares received by the U.S. Holder in the Restructuring and (ii) the U.S. Holder’s adjusted tax basis in Units surrendered therefor. A U.S. Holder’s adjusted tax basis in the Units generally will equal the U.S. Holder’s acquisition cost of such shares, reduced by any prior distributions with respect to such shares treated as a return of basis.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the Restructuring if it does not qualify as an F Reorg (including the requirement to recognize gain in that event).

Qualification of the Company Merger as an A Reorg

The Company Merger is expected to be treated as a “reorganization” described in Section 368(a)(1)(A) of the Code (an “A Reorg”). However, there is no assurance that the IRS or any court will agree with this position. U.S. Holders should be aware that the completion of the Transaction is not conditioned on the receipt of an opinion of counsel that the Company Merger (or any other aspect of the Transaction) qualify as tax-free transactions. Neither the REIT, New NHT nor NXDT has requested or will request a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Transaction.

The treatment of the Company Merger with respect to a U.S. Holder generally is expected to correspond to the treatment of the Restructuring with respect to U.S. Holders as described above.  If the Company Merger qualifies as an A Reorg, the treatment of the Company Merger with respect to a U.S. Holder exchanging New NHT Shares for NXDT Common Shares generally is expected to correspond to the treatment of the Restructuring with respect to U.S. Holders exchanging Units for New NHT Shares therein (assuming the Restructuring qualifies as an F Reorg).  If the Company Merger does not qualify as an A Reorg, the treatment of the Company Merger with respect to a U.S. Holder exchanging New NHT Shares for NXDT Common Shares generally is expected to correspond to the treatment of the Restructuring with respect to U.S. Holders exchanging Units for New NHT Shares therein (assuming the Restructuring does not qualify as an F Reorg).  If the Restructuring fails to qualify as an F Reorg and the Company Merger fails to qualify as an A Reorg, it generally is expected that each of the Restructuring and Company Merger will be treated as a taxable exchange as discussed above, however in such a situation it generally is expected that any additional gain recognized with respect to the Company Merger (after recognition of gain with respect to the Restructuring) would be immaterial.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the Company Merger if it does not qualify as an A Reorg (including the requirement to recognize gain in that event).

Consequences of a Redemption to U.S. Holders

In the event that a U.S. Holder elects to participate in a Redemption pursuant to the redemption provisions described in this Information Circular under “The Reorganization,” the treatment of the Redemption for U.S. federal income tax purposes generally will depend on whether the redemption qualifies as a sale of the Units under Section 302 of the Code or rather as a distribution.

If the Redemption qualifies as a sale of Units under Section 302 of the Code, a U.S. Holder generally will recognize capital gain or loss on Redemption in an amount equal to the difference between the amount realized on the Redemption and such U.S. Holder’s adjusted tax basis in its redeemed Units, each determined in U.S. dollars. This gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held such Units for more than one year. However, if a U.S. Holder recognizes a loss upon the sale or other disposition of Units that it has held for six months or less, after applying certain holding period rules, the loss recognized generally will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from the REIT which were required to be treated as long-term capital gains.

If the Redemption instead qualifies as a distribution, a U.S. Holder generally will be required to include in gross income the amount of proceeds received with respect to the Redemption to the extent such proceeds are paid out of the REIT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) on the day actually or constructively received by the U.S. Holder and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to the REIT’s U.S. Holders as ordinary income. As long as the REIT qualifies as a real estate investment trust, these amounts will not be eligible for the dividends-received deduction in the case of U.S. Holders that are corporations or, with limited exceptions, the preferential rates on qualified dividend income applicable to non-corporate U.S. Holders, including individuals.  To the extent that redemption proceeds treated as distributions are in excess of the REIT’s current and accumulated earnings and profits allocable to such Units, these proceeds will be treated first as a tax-free return of capital to a U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in such Units. This treatment will reduce the U.S. Holder’s adjusted tax basis in such Units by such amount, but not below zero. Redemption proceeds treated as distributions in excess of the REIT’s current and accumulated earnings and profits and in excess of a U.S. Holder’s adjusted tax basis in its Units generally will be taxable as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year.

Generally, whether a redemption qualifies for sale treatment will depend largely on the total number of Units treated as held by the U.S. Holder (including any Units constructively owned by the U.S. Holder described in the following paragraph) relative to all Units outstanding both before and after such redemption. The Redemption generally will be treated as a sale of the Units (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in the REIT or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the tests are satisfied, a U.S. Holder generally takes into account not only Units actually owned by the U.S. Holder, but also any Units that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to Units owned directly, Units owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder. In order to meet the substantially disproportionate test, the percentage of our outstanding Units actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of the percentage of our outstanding Units actually and constructively owned by the U.S. Holder immediately before the Redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all Units actually and constructively owned by the U.S. Holder are redeemed or (ii) all Units actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Units owned by certain family members and the U.S. Holder does not constructively own any other Units. The Redemption will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the REIT. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the REIT will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

U.S. HOLDERS OF UNITS CONTEMPLATING PARTICIPATING IN A REDEMPTION SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES THEREOF.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives proceeds from the sale or other taxable disposition of Units or New NHT Shares. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	the holder furnishes an incorrect taxpayer identification number;

●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

●

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Consequences of the Transaction to Non-U.S. Holders not Participating in a Redemption

Qualification of the Restructuring as an F Reorg

The Restructuring is expected to be treated as an F Reorg. However, there is no assurance that the IRS or any court will agree with this position. Non-U.S. Holders should be aware that the completion of the Transaction is not conditioned on the receipt of an opinion of counsel that the Restructuring (or any other aspect of the Transaction) qualifies as tax-free transactions. Neither the REIT, New NHT nor NXDT has requested or will request a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Transaction.

If the Restructuring qualifies as an F Reorg, the treatment of the Restructuring with respect to a Non-U.S. Holder exchanging Units for New NHT Shares generally is expected to correspond to the treatment of the Restructuring with respect to U.S. Holders exchanging Units for New NHT Shares therein (assuming the Restructuring qualifies as an F Reorg).

If the Restructuring does not qualify as an F Reorg, the Restructuring generally will be treated as a taxable sale or exchange of Units by Non-U.S. Holders in exchange for New NHT Shares. In such case, gain realized by a Non-U.S. Holder thereupon generally will not be subject to U.S. federal income tax unless such Units constitute United States real property interests, or USRPIs, or as otherwise described below.  In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. Units will not, however, constitute USRPIs so long as the REIT is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a real estate investment trust in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. The REIT believes, but cannot guarantee, that it will be a “domestically controlled qualified investment entity.”

Even if the REIT does not qualify as a “domestically controlled qualified investment entity” at the time a Non-U.S. Holder exchanges its Units for New NHT Shares, gain realized from such exchange by a Non-U.S. Holder of such Units would not be subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act, or FIRPTA, as a sale of a USRPI if: (1) such class of capital stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and (2) such Non-U.S. Holder owned, actually and constructively, 10% or less of such class of capital stock throughout the shorter of the five-year period ending on the date of the exchange or the Non-U.S. Holder’s holding period. The REIT has not made any determination regarding whether these conditions would be satisfied. However, because the REIT is closely held and trading volume is limited, it is possible that such conditions would not be satisfied, in which case the Non-U.S. Holder would not be able to rely on this exception.1

In addition, dispositions of Units by certain publicly traded Non-U.S. Holders that meet certain record-keeping and other requirements (“qualified shareholders”) generally are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the REIT’s capital stock. Furthermore, dispositions of Units by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the exchange of Units not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Holder if either (a) the investment in Units is treated as effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the Non-U.S. Holder generally will be subject to the same treatment as U.S. Holders with respect to such gain, except that a Non-U.S. Holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to a 30% tax on the Non-U.S. Holder’s capital gains (or such lower rate specified by an applicable income tax treaty),which generally may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if the REIT is a domestically controlled qualified investment entity, upon disposition of Units, a Non-U.S. Holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the Non-U.S. Holder (1) disposes of such Units within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other Units during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such Units are “regularly traded” and the Non-U.S. Holder did not own more than 10% of the stock of the REIT at any time during the one-year period ending on the date of the distribution described in clause (1).

1 Note to Goodmans: The basis upon which we are expecting there not to be a withholding obligation is the “domestically controlled qualified investment entity” exception described above (rather than the publicly traded exception).

If gain on the exchange of Units were subject to taxation under FIRPTA, the Non-U.S. Holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the Restructuring if it does not qualify as an F Reorg (including the requirement to recognize gain in that event).

Qualification of the Company Merger as an A Reorg

The Company Merger is expected to be treated as an A Reorg. However, there is no assurance that the IRS or any court will agree with this position. U.S. Holders should be aware that the completion of the Transaction is not conditioned on the receipt of an opinion of counsel that the Company Merger (or any other aspect of the Transaction) qualify as tax-free transactions. Neither the REIT, New NHT nor NXDT has requested or will request a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Transaction.

The treatment of the Company Merger with respect to a Non-U.S. Holder generally is expected to correspond to the treatment of the Restructuring with respect to Non-U.S. Holders as described above.  If the Company Merger qualifies as an A Reorg, the treatment of the Company Merger with respect to a Non-U.S. Holder exchanging New NHT Shares for NXDT Common Shares generally is expected to correspond to the treatment of the Restructuring with respect to Non-U.S. Holders exchanging Units for New NHT Shares therein (assuming the Restructuring qualifies as an F Reorg).  If the Company Merger does not qualify as an A Reorg, the treatment of the Company Merger with respect to a Non-U.S. Holder exchanging New NHT Shares for NXDT Common Shares generally is expected to correspond to the treatment of the Restructuring with respect to Non-U.S. Holders exchanging Units for New NHT Shares therein (assuming the Restructuring does not qualify as an F Reorg).  If the Restructuring fails to qualify as an F Reorg and the Company Merger fails to qualify as an A Reorg, it generally is expected that each of the Restructuring and Company Merger will be treated as a taxable exchange as discussed above, however in such a situation it generally is expected that any additional gain recognized with respect to the Company Merger (after recognition of gain with respect to the Restructuring) would be immaterial.

Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the Company Merger if it does not qualify as an A Reorg (including the requirement to recognize gain in that event).

Consequences of a Redemption to Non-U.S. Holders

A Redemption generally will be treated under Section 302 of the Code as a distribution (and taxable as a dividend to the extent of the REIT’s current and accumulated earnings and profits) unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code to be treated as a sale or exchange of the redeemed Units. See “—Consequences of a Redemption to a U.S. Holder.” Qualified shareholders and their owners may be subject to different rules, and should consult their tax advisors regarding the application of such rules.

If the Redemption is treated as a distribution, the amount of such distribution will be measured by the amount of cash received. Redemption proceeds treated as distributions that are neither attributable to gains from sales or exchanges by the REIT of United States real property interests, or USRPIs, nor designated by the REIT as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of the REIT’s current or accumulated earnings and profits. Such redemption proceeds generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the redemption proceeds are treated as effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a real estate investment trust. Certain certification and disclosure requirements must be satisfied for a Non-U.S. Holder to be exempt from withholding under the effectively connected income exemption. Redemption proceeds treated as dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but generally will be subject to U.S. federal income tax on a net basis at the regular graduated rates, in the same manner as dividends paid to U.S. Holders are subject to U.S. federal income tax. Any such redemption proceeds treated as dividends received by a Non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, the REIT expects to withhold U.S. federal income tax at the rate of 30% on any distributions made to a Non-U.S. Holder unless: (1) a lower treaty rate applies and the Non-U.S. Holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or (2) the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the Non-U.S. Holder’s U.S. trade or business.

Redemption proceeds treated as distributions in excess of the REIT’s current and accumulated earnings and profits generally will not be taxable to a Non-U.S. Holder to the extent that such distributions do not exceed the adjusted tax basis of the Non-U.S. Holder’s Units, but rather will reduce the adjusted tax basis of such Units. To the extent that such redemption proceeds treated as distributions exceed the Non-U.S. Holder’s adjusted tax basis in such Units, they generally will give rise to gain from the sale or exchange of such Units, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain Non-U.S. Holders.

If the Redemption is not treated as a distribution, it generally will be treated as a taxable sale or exchange of the Units.  In such case, consequences to the Non-U.S. Holder are generally expected to correspond to the consequences that would occur with respect to a Non-U.S. Holder described above under “Qualification of the Restructuring as an F Reorg” if the Restructuring failed to qualify as an F Reorg.

Information Reporting and Backup Withholding

Payments of dividends with respect to Units, New NHT Shares or NXDT Common Shares generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on Units, New NHT Shares or NXDT Common Shares paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

Proceeds of the sale or other taxable disposition of Units or New NHT Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. Proceeds of a disposition of Units or New NHT Shares through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on certain “withholdable payments” in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS recently issued proposed Treasury Regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury Regulations, the corporation and any other withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. Accordingly, the entity through which shares of Units, New NHT Shares or NXDT Common Shares are held will affect the determination of whether such withholding is required. Similarly, “withholdable payments” (e.g., dividends) in respect of Units, New NHT Shares or NXDT Common Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Units, New NHT Shares or NXDT Common Shares.

NXDT Common Share Ownership

For purposes of this section under the heading “—NXDT Common Share Ownership,” references to “the Company,” “we,” “our” and “us” mean only NexPoint Diversified Real Estate Trust and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “REIT” mean any “real estate investment trust” under the Code.

Taxation of the Company

We have elected to be taxed as a REIT commencing with our taxable year ended December 31, 2021. We believe that our organization and current and proposed method of operation have allowed and will allow us to qualify for taxation as a REIT. Note that these rules will not generally apply to our taxable years prior to the effective date of such REIT election.

Qualification and taxation as a REIT depend on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of shares and asset ownership, various qualification requirements imposed upon REITs by the Code. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The principal qualification requirements are summarized below under “-Requirements for Qualification-General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “-Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay that are treated as dividends for U.S. federal income tax purposes and therefore will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from owning shares in a regular corporation. In general, the income that we generate is taxed only at the shareholder level upon distribution to our shareholders.

Our tax attributes, such as net operating losses (if any), generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “-Taxation of Shareholders.”

If we qualify as a REIT, we will nonetheless be subject to U.S. federal income tax in the following circumstances:

•         We will be taxed at U.S. federal corporate income tax rates on any undistributed taxable income, including undistributed net capital gains.

•         If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “-Prohibited Transactions” and “-Foreclosure Property” below.

•         If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to U.S. federal corporate income tax at the U.S. federal corporate income tax rate.

•         If, due to reasonable cause and not willful neglect, we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “-Income Tests,” but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•         If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below under “-Asset Tests,” and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the U.S. federal corporate income tax rate if that amount exceeds $50,000 per failure.

•         If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (1) the amounts that we actually distributed and (2) the amounts we retained and upon which we paid income tax at the corporate level.

•         We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “-Requirements for Qualification-General.”

•         A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary (“TRS”) (as described below) that do not reflect arm’s-length terms.

•         If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the corporate tax rate if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset, provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

•         The amount of gain that we recognize at the time of the sale or disposition, and

•         The amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•         The earnings of any of our subsidiaries that are subchapter C corporations, including any subsidiary we may elect to treat as a TRS, are subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification-General

The Code defines a REIT as a corporation, trust or association:

(1)           that is managed by one or more trustees or directors;

(2)           the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)           that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)           that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)           the beneficial ownership of which is held by 100 or more persons;

(6)           in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)           that elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(8)           that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4), (7) and (8) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) have applied to us beginning with our 2021 taxable year.

We believe that we will continue to meet condition (5) and that our shares will be continue to be owned with sufficient diversity of ownership to satisfy condition (6). In addition, the NXDT Declaration contains restrictions on the ownership and transfer of our shares that are intended to assist us in continuing to satisfy these requirements; however, they may not ensure that we will, in all cases, be able to satisfy these requirements. The provisions of the NXDT Declaration restricting the ownership and transfer of our shares are described in “Description of Capital Shares-Restrictions on Ownership and Transfer.”

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “-Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “-Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, even if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests

An unincorporated domestic entity, such as a partnership, limited liability company, or trust, that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for U.S. federal income tax purposes. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% asset test (see “-Asset Tests” below), our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any partnerships in which we own interests will be treated as our assets and items of income for purposes of applying the REIT requirements.

We may invest in preferred equity investments in the form of limited partner or non-managing member interests in partnerships and limited liability companies. Although the character of our income and assets for purposes of the REIT income and asset tests will depend upon those partnerships’ and limited liability companies’ income and assets, we will typically have limited control over the operations of the partnerships and limited liability companies that issue preferred equity investments. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and we may not become aware of such action in time to dispose of our interest in such partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below. For any period of time that we own 100% of the OP, all of the OP’s assets and income will be deemed to be ours for U.S. federal income tax purposes.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated for U.S. federal income tax purposes as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), with respect to which 100% of the stock of such corporation is held by a REIT. Other domestic entities that are wholly owned by us, including single-member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “-Asset Tests” and “-Income Tests.”

Taxable REIT Subsidiaries

We may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally will be subject to U.S. federal corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.

We are not treated for U.S. federal income tax purposes as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated if undertaken by us as prohibited transactions.

Certain restrictions imposed on TRSs (as well as on taxable corporations generally) are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, overall limitations on the deductibility of net interest expense by businesses could apply to our TRS. In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Code if:

i.              substantially all of its assets consist of debt obligations or interests in debt obligations;

ii.             more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

iii.            the entity has issued debt obligations that have two or more maturities; and

iv.            the payments required to be made by the entity on the debt obligations described in (iii) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are not considered to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes and cannot be included in any consolidated U.S. federal corporate income tax return. However, if a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then the REIT or the qualified REIT subsidiary will not be taxable as a corporation, but a portion of the REIT’s income will be treated as “excess inclusion income” and a portion of the dividends the REIT pays to its shareholders will be considered to be excess inclusion income. Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of shareholders, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions. We do not currently intend to hold REMIC residual interests (other than through a TRS) or engage in financing activities that may result in treatment of us or a portion of our assets as a taxable mortgage pool.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and from certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property or interests in real property (including certain types of CMBS), “rents from real property,” distributions received from other REITs, income derived from real estate mortgage investment conduits (“REMICs”), in proportion to the real estate mortgages held by the REMIC, and gains from the sale of real estate assets, as well as specified income from temporary investments.

Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% gross income test described above), as well as other interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or on interests in real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and both (1) the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan (or, in certain cases, when the loan is modified if the modification is treated as “significant” for U.S. federal income tax purposes) and (2) the value of the personal property securing the loan exceeds 15% of the total value of all property securing the loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We may acquire participation interests, or subordinated mortgage interests, in mortgage loans and mezzanine loans. A subordinated mortgage interest is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations, which will be a first loss position in the event of a default by the borrower. We anticipate any participation interests we acquire will qualify as real estate assets for purposes of the REIT asset tests described below and that interest derived from such investments will be treated as qualifying interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, and no assurance can be given that the IRS will not challenge our treatment of any participation interests we acquire.

We may acquire interests in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in the ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, mezzanine loans may not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that we acquire do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test.

There is limited case law and administrative guidance addressing whether instruments similar to any mezzanine loans or preferred equity investments that we may acquire will be treated as equity or debt for U.S. federal income tax purposes. We typically do not anticipate obtaining private letter rulings from the IRS or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as debt for U.S. federal income tax purposes as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the security and we would be treated as receiving our proportionate share of the income of the entity. There can be no assurance that such an entity will not derive nonqualifying income for purposes of the 75% or 95% gross income test or earn income that could be subject to a 100% penalty tax. Alternatively, if the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as equity for U.S. federal income tax purposes as debt for U.S. federal income tax purposes, then that investment may be treated as producing interest income that would be qualifying income for the 95% gross income test, but not for the 75% gross income test. If the IRS successfully challenges the classification of our mezzanine loans or preferred equity investments for U.S. federal income tax purposes, no assurance can be provided that we will not fail to satisfy the 75% or 95% gross income test.

We may modify the terms of mortgages or mezzanine loans after acquiring them. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (1) occasioned by a borrower default or (2) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as nonqualifying income for purposes of the 75% gross income test. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals but rather will rely on internal valuations.

We expect that any interest, original issue discount, and market discount income that we receive from our mortgage-related assets generally will be qualifying income for purposes of both gross income tests.

Fee income generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount not less than 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the tenant’s equity, other than a TRS.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered to, or (3) in connection with the effective termination of certain hedging transactions described above will not constitute gross income for purposes of both the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income for purposes of either or both of the gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “-Taxation of REITs in General,” even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may originate loans with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the loan, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such loan.

We generally will be required to take certain amounts in income no later than the time such amounts are reflected in our financial statements. Section 451(b) of the Code has been amended to provide that the “all events” test for the realization of income for accrual method taxpayers is treated as being met no later than when the item is taken into account as revenue by the taxpayer in certain financial statements (including any financial statement presented in accordance with generally accepted accounting principles such as a Form 10-K annual statement, an audited financial statement or a financial statement filed with any federal agency for non-tax purposes).  This rule may require the accrual of income earlier than would be the case under the general tax rules; however, recently finalized Treasury regulations generally exclude original issue discount from this rule.

In addition, in the event that any loan is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular loan are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our shareholders.

As a result of potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action (such as paying dividends consisting of a combination of cash and shares) to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.

Asset Tests

At the close of each calendar quarter, we must also satisfy tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, temporary investments in stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, equity interests in other entities that qualify as REITs, debt instruments of “publicly offered” REITs (i.e., REITs that are required to file periodic and annual reports with the SEC under the Exchange Act), mortgage loans secured by real property or interests in real property, certain kinds of CMBS, and residual and regular interests in REMICs if at least 95% of the REMIC’s assets constitute qualifying mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, of our investments not included in the 75% asset class, the value of any one issuer’s securities (other than a TRS) that we own may not exceed 5% of the value of our total assets. Third, of our investments not included in the 75% asset class, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities that meet specified statutory requirements. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets. Finally, not more than 25% of the value of our total assets may be represented by debt instruments of “publicly offered” REITs that are not secured by real property or interests in real property.

A real property mortgage loan is generally a qualifying asset for purposes of the 75% asset test to the extent that the fair market value of the real property securing the loan exceeds the principal amount of the loan. If a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of (1) the date the REIT agreed to acquire or originate the loan; or (2) in the event of a significant modification, the date the REIT modified the loan, then a portion of the mortgage loan will not be a qualifying asset for purposes of the 75% asset test. Generally, the non-qualifying portion of such loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is securing that loan. Mortgage loans that are qualifying real estate assets for purposes of the 75% asset test are also not considered securities for purposes of the 10% and 5% asset tests mentioned above.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify unless such debt was issued by a “publicly offered” REIT.

As noted above, there is limited case law and administrative guidance addressing whether instruments that are in the form of mezzanine loans or preferred equity will be treated as equity or debt for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as debt for U.S. federal income tax purposes as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the security. If that partnership or limited liability company owned nonqualifying assets, we may not be able to satisfy all of the asset tests. Alternatively, if the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as equity for U.S. federal income tax purposes as debt for U.S. federal income tax purposes, then that investment may be treated as a nonqualifying asset for purposes of the 75% asset test and would be subject to the 10% value test and the 5% asset test.

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset tests and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the corporate tax rate, and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described above.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain distributions, to our shareholders in an amount at least equal to:

1.             the sum of

(a)           90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends paid deduction; and

(b)           90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

2.             the excess of the sum of specified items of non-cash income (including original issue discount on any loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if either (1) the distributions are declared before we timely file our U.S. federal income tax return for the year and are paid with or before the first regular distribution payment in the 12-month period after such declaration, provided we elect to do so in such U.S. federal income tax return for the year; or (2) the distributions are declared in October, November or December of the taxable year, payable to shareholders of record on a specified day in any such month, and actually paid before the end of January of the following year. The distributions under clause (1) are taxable to the holders of our shares in the taxable year in which paid, and the distributions in clause (2) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement to the extent of our earnings and profits for such prior taxable year.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at the U.S. federal corporate income tax rate on the retained portion of such income. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase their adjusted tax basis of their shares by the difference between (a) the amounts of capital gain distributions that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior taxable years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made as ordinary dividends or capital gains. See “-Taxation of Shareholders” below.

If we should fail to distribute during each taxable year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid U.S. federal corporate income tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated taxable income or gain from an entity in which we have made a preferred equity investment that exceeds the cash distributions we receive from the entity. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid U.S. federal corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital shares or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our shares or debt securities. The IRS has issued a revenue procedure creating a safe harbor authorizing publicly traded REITs to make elective cash/shares dividends that fully qualify for the dividends paid deduction. We have previously paid portions of dividends on our common shares in common shares of the Company pursuant to this revenue procedure in order to conserve cash for additional investments. If we elect to do so again in the future, we expect that any such distribution would comply with the requirements of the revenue procedure. The Company may revert to paying dividends solely in cash at some point in the future when cash flows from operations supports such a cash dividend. However, there can be no assurance that cash flow from operations will be able to support a cash dividend in the future.

We may be able to rectify a failure to meet the distribution requirements for a taxable year by paying “deficiency dividends” to shareholders in a later taxable year, which may be included in our deduction for distributions paid for the earlier taxable year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We intend to comply with these requirements. A shareholder that fails or refuses to comply with such requests is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our shares and other information.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “-Income Tests” and “-Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at the U.S. federal corporate income tax rate. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of, and trading prices for, our shares. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to shareholders generally would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate shareholders may be eligible for the dividends received deduction and shareholders taxed at individual rates may be eligible for reduced U.S. federal income tax rates on such dividends.

Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the taxable year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any asset that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at the U.S. federal corporate income tax rate, nor does the tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Code.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property subject to a nonrecourse mortgage loan, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Tax Aspects of Investments in Partnerships

General

We currently hold and anticipate holding direct or indirect interests in one or more partnerships, including our OP, or other non-corporate entities. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts that would either be disregarded as entities for U.S. federal income tax purposes or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of our investment in our OP if our OP is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by us in other entities classified as partnerships for such purposes.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We will be required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from our OP will be sufficient to pay the tax liabilities resulting from an investment in our OP.

We intend that interests in our OP (and any partnership invested in by our OP) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, we reserve the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be taxed as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. We believe that our OP will have sufficient qualifying income so that it would be treated as a partnership, even if it were a publicly traded partnership.

To the extent that our OP (or any subsidiary partnership in which our OP owns an interest) were treated as a taxable mortgage pool, it would be taxable as a corporation for U.S. federal income tax purposes. In such case, we may not be able to qualify as a REIT. We do not believe that our OP (or any subsidiary partnership in which our OP owns an interest) will be treated as a taxable mortgage pool, but no assurance can be given that it will not be treated as such.

If for any reason our OP (or any partnership invested in by our OP) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to U.S. federal corporate income tax, and the partners of any such partnership would be treated as shareholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, we cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of Partnerships and Their Partners

Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in our OP’s partnership agreement comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to our OP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted tax basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. The application of the principles of Section 704(c) of the Code in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by our OP to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Code would apply to such differences as well.

Our share of any gain realized by a partnership on the sale of any property held by the partnership as inventory or other property held primarily for sale to customers in the ordinary course of the partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. We do not presently intend to acquire or hold or to allow any partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such partnership’s trade or business.

Partnership Audit Rules

Under rules applicable to U.S. federal income tax audits of partnerships, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level, absent an election to the contrary. It is possible that these rules could result in our OP (or any partnership invested in by our OP) in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties. Shareholders are urged to consult their tax advisors with respect to these rules and their potential impact on their investment in our shares.

Taxation of Shareholders

Taxation of Taxable U.S. Holders of Our Shares

The following summary describes certain U.S. federal income tax considerations for taxable U.S. Holders relating to ownership of shares of our shares. Certain U.S. federal income tax consequences applicable to tax-exempt shareholders are described under the subheading “-Taxation of Tax-Exempt U.S. Holders of Our Shares,” below and certain U.S. federal income tax consequences applicable to Non-U.S. Holders are described under the subheading “-Taxation of Non-U.S. Holders of Our Shares,” below.

Distributions Generally

As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. Holders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Holders that are corporations.

Because, as discussed above, we generally are not subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends generally are not eligible for the preferential rate on “qualified dividend income” currently available to most non-corporate taxpayers. However, individuals, trusts and estates generally may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations (the “pass-through deduction”). To qualify for the pass-through deduction, the U.S. Holder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property.

We may designate a portion of our dividends as eligible for the preferential rate on qualified dividend income, provided that the amount so designated may not exceed that portion of our distributions attributable to:

•         dividends received by us from non-REIT corporations, such as a TRS; and

•         income upon which we have paid U.S. federal corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year).

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Holder. This treatment will reduce the adjusted tax basis that each U.S. Holder has in its shares of our shares for U.S. federal income tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Holder’s adjusted tax basis in its shares of the Company will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any taxable year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholders on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own U.S. federal income tax returns any of our net operating losses or capital losses. Instead, subject to certain limitations, these losses are generally carried over by us for potential offset against our future income.

Capital Gain Distributions

Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a Capital Gains Designation (defined below)) will be taxable to U.S. Holders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Holders at preferential rates, depending on the nature of the asset giving rise to the gain. Corporate U.S. Holders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. Holder of our shares will be treated as portfolio income. As a result, U.S. Holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Holder may elect to treat capital gain dividends, capital gains from the disposition of our shares and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholders will be taxed at ordinary income rates on such amount. Other distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election (a “Capital Gains Designation”), we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Holder generally would:

•         include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

•         be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Holder’s long-term capital gains;

•         receive a credit or refund for the amount of tax deemed paid by it;

•         increase the adjusted tax basis of its shares of the Company by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•         in the case of a U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated.

Dispositions of Our Shares

Generally, if you are a U.S. Holder and you sell or dispose of your shares of the Company, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares for U.S. federal income tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and, except as provided below, will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Holder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us that were required to be treated as long-term capital gains. All or a portion of any loss that a U.S. Holder realizes upon a taxable disposition of our shares may be disallowed if the U.S. Holder purchases other shares within 30 days before or after the disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

We report to our U.S. Holders of our shares and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “-Taxation of Non-U.S. Holders of Our Shares.”

Taxation of Tax-Exempt U.S. Holders of Our Shares

Our distributions to a U.S. Holder that is a domestic tax-exempt entity generally should not constitute unrelated business taxable income (“UBTI”), unless the U.S. Holder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire or to carry its shares or the shares are otherwise used in an unrelated trade or business of the tax-exempt entity. We may engage in transactions that would result in a portion of our dividend income being considered “excess inclusion income,” and accordingly, a portion of our dividends received by a tax-exempt shareholder may be treated as UBTI.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, that generally will require them to characterize distributions from us as UBTI.

Notwithstanding the above, a pension trust (1) that is described in Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code and (2) that owns more than 10% of the value of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a pension-held REIT. We will not be a pension-held REIT unless (1) either (a) one pension trust owns more than 25% of the value of our shares or (b) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of the outstanding shares of the Company and (2) we would not have qualified as a REIT without relying upon the “look through” exemption for certain trusts under Section 856(h)(3) of the Code to satisfy the requirement that not more than 50% in value of our outstanding shares of the Company is owned by five or fewer individuals. Given the share ownership restrictions in the NXDT Declaration, we do not expect to be classified as a pension-held REIT, but because our shares are publicly traded, we cannot guarantee this will always be the case.

Tax-exempt shareholders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in our shares.

Taxation of Non-U.S. Holders of Our Shares

The following summary describes certain U.S. federal income tax considerations for Non-U.S. Holders relating to ownership of our shares. The rules governing U.S. federal income taxation of Non-U.S. Holders of our shares are complex and no attempt is made herein to provide more than a brief summary of such rules. Non-U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences to them of an acquisition of our shares, including tax return filing requirements and the U.S. federal, state, local and foreign tax treatment of dispositions of interests in, and the receipt of distributions from, us.

Distributions Generally

Distributions that are neither attributable to gain from our sale or exchange of “U.S. real property interests” (as defined below) nor designated by us as capital gain dividends will be treated as dividends to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by you of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs.

Dividends that are treated as effectively connected with the conduct of a U.S. trade or business will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. Holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a Non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We expect to withhold U.S. income tax at the rate of 30% on any distributions made to Non-U.S. Holders unless:

•         a lower treaty rate applies and you provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E or other appropriate form, as applicable, evidencing eligibility for an exemption from withholding or a reduced treaty rate;

•         you provide to us an IRS Form W-8ECI claiming that the distribution is income effectively connected with your U.S. trade or business; or

•         the distribution is treated as attributable to a sale or exchange of a “U.S. real property interest” (as discussed below).

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted tax basis in our shares. Instead, the distribution will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed your adjusted tax basis in our shares, they will give rise to gain from the sale or exchange of such shares. The tax treatment of this gain is described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits and we therefore expect to withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

As described above, if a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then the REIT or the qualified REIT subsidiary will not be taxable as a corporation, but a portion of the REIT’s income will be treated as “excess inclusion income” and a portion of the dividends the REIT pays to its shareholders likewise will be considered to be excess inclusion income. Any portion of the dividends paid to Non-U.S. Holders that is treated as excess inclusion income will generally be subject to a 30% U.S. federal income tax withholding, without reduction under any otherwise applicable income tax treaty.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Except as described below, distributions to a Non-U.S. Holder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless (1) the investment in our shares is treated as effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. Holders with respect to such gain, except that a Non-U.S. Holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or (2) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case you will be subject to a 30% tax on your capital gains.

Distributions that are attributable to gain from sales or exchanges of “U.S. real property interests” by us are taxable to a Non-U.S. Holder under special provisions of the Code known as the Foreign Investment in Real Property Tax Act (“FIRPTA”). The term “U.S. real property interests” includes interests in U.S. real property including interests owned indirectly through investments in partnerships, but generally does not include mortgage loans or mortgage-backed securities, such as CMBS. As a result, we do not anticipate being a United States real property holding corporation, but no assurance can be given that we will not be treated as such. Under FIRPTA, a distribution attributable to gain from sales of U.S. real property interests is considered effectively connected with a U.S. business of the Non-U.S. Holder and will be subject to U.S. federal income tax at the rates applicable to U.S. Holders (subject to a special alternative minimum tax adjustment in the case of nonresident alien individuals), without regard to whether the distribution is designated as a capital gain dividend. The income may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes. In addition, we will be required to withhold tax equal to 21% of the amount of distribution attributable to gain from the sale or exchange of the U.S. real property interest.

However, any distribution with respect to any class of equity securities which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. federal withholding tax described above, if you did not own more than 10% of such class of equity securities at any time during the one-year period ending on the date of the distribution (the “10% Exception”). In addition, capital gains distributions by a REIT to “qualified shareholders” meeting certain statutory requirements, including that the shareholders be eligible for treaty benefits and publicly traded, or constitute a foreign partnership or other type of foreign collective investment vehicle, are not subject to FIRPTA. Instead, all such distributions will be treated as ordinary dividend distributions and, as a result, Non-U.S. Holders generally would be subject to withholding tax on such distributions in the same manner as they are subject to withholding tax with respect to ordinary dividends.

“Qualified foreign pension funds” are not subject to the taxes imposed by FIRPTA. Accordingly, capital gains distributions by a REIT to a qualified foreign pension fund are not subject to the FIRPTA rules set forth above but may still be subject to regular U.S. federal withholding tax. To qualify, a pension fund must be created or organized under the law of a country other than the U.S., and have been established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by those employees) of one or more employers in consideration for services rendered, and meet other requirements. Shareholders that are non-U.S. pension funds are urged to contact their own tax advisors to determine whether they qualify for the exemption to FIRPTA.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the shares held by Non-U.S. Holders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, you would be able to offset as a credit against your U.S. federal income tax liability resulting from your proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent your proportionate share of such tax paid by us exceeds your actual U.S. federal income tax liability.

Sale of Shares

Gain recognized by a Non-U.S. Holder upon the sale or exchange of our shares generally will not be subject to U.S. federal income taxation unless such shares constitute a U.S. real property interest. As noted above, the term “U.S. real property interest” does not include mortgage loans or mortgage-backed securities, such as CMBS. As a result, we do not anticipate being a United States real property holding corporation, but no assurance can be given that we will not be treated as such. Even if we were treated as a United States real property holding corporation, our shares will not constitute a U.S. real property interest if we are a domestically controlled qualified investment entity, which includes a REIT with respect to which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by Non-U.S. Holders. We believe that we are, and expect to continue to be, a domestically controlled REIT. The NXDT Declaration restricts ownership of our shares such that constructive or beneficial ownership of our shares cannot be held in a manner that causes us not to be a domestically controlled REIT. However, because our shares are publicly traded, no assurance can be given that we are or will be a domestically controlled REIT.

Even if we do not qualify as a domestically controlled REIT at the time you sell or exchange our shares, gain arising from such a sale or exchange would not be subject to tax under FIRPTA as a sale of a U.S. real property interest provided that (1) such shares are of a class of our shares that is regularly traded, as defined by applicable Treasury regulations, on an established securities market such as the NYSE; and (2) you owned, actually and constructively, 10% or less in value of such class of our shares throughout the shorter of the period during which you held such shares or the five-year period ending on the date of the sale or exchange. Our common shares are regularly traded on an established securities market.

If gain on the sale or exchange of our shares were subject to taxation under FIRPTA, you would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax adjustment in the case of nonresident alien individuals) and the purchaser of the shares of the Company would be required to withhold and remit to the IRS 15% of the purchase price.

Notwithstanding the foregoing, gain from the sale or exchange of our shares not otherwise subject to FIRPTA will be taxable to you if either (1) the investment in our shares is effectively connected with your U.S. trade or business or (2) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Backup Withholding Tax and Information Reporting

We will, where required, report to the IRS and to Non-U.S. Holders, the amount of dividends paid, the name and address of the recipients, and the amount, if any, of tax withheld. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence. Payments of dividends made to a Non-U.S. Holder may be subject to backup withholding (currently at a rate of 24%) unless the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

The gross proceeds from the disposition of our shares may be subject to information reporting and backup withholding. If a Non-U.S. Holder sells our shares outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such Non-U.S. Holder outside the United States, then the backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the Non-U.S. Holder sells our shares through a non-United States office of a broker that has specified types of connections with the United States, unless the broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and specified conditions are met, or the holder otherwise establishes an exemption. If a Non-U.S. Holder receives payments of the proceeds of a sale of our shares to or through a United States office of a broker, the payment will be subject to both United States backup withholding and information reporting unless such holder properly provides an IRS Form W-8BEN or IRS Form W-8BEN-E (or another appropriate version of IRS Form W-8) certifying that such holder is not a United States person or otherwise establishes an exemption, and the broker does not know or have reason to know that such Non-U.S. Holder is a United States person.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You are urged to consult your own tax advisors regarding the application of information reporting and backup withholding rules to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Other Tax Considerations

Additional FATCA Withholding

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act and Treasury regulations thereunder, commonly referred to as “FATCA,” when applicable, will impose a U.S. federal withholding tax of 30% on certain types of payments, including payments of U.S.-source dividends made to (1) “foreign financial institutions” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, and (2) certain non-financial foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. The rules under FATCA are complex. Holders that hold our shares through a non-U.S. intermediary or that are Non-U.S. Holders should consult their own tax advisors regarding the implications of FATCA on an investment in our shares.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time (including as a result of legislation proposed as of the date hereof), which could affect the tax considerations described herein. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. We cannot predict the long-term effect of any recent or future law changes on REITs and their shareholders. Prospective investors are urged to consult with their own tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our shares.

State and Local Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our shares.

Comparison of Securityholder Rights

The following is a summary comparison of material differences between the rights of NHT’s Unitholders under Ontario law and the Declaration of Trust, on the one hand, and the rights of NXDT Common Shareholders under Delaware law, including the DSTA, and NXDT’s Governing Documents, on the other hand. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and is subject to, and is qualified in its entirety by reference to, the Declaration of Trust and Governing Documents. We encourage you to carefully read the Declaration of Trust and Governing Documents in their entirety.

NHT	NXDT

Organizational Structure

NHT is an unincorporated open-ended real estate investment trust established pursuant to the Declaration of Trust under the laws of the Province of Ontario.	NXDT is a Delaware statutory trust that qualifies as a real estate investment trust under the Code. The rights of NXDT’s shareholders are governed by Delaware law and NXDT’s Governing Documents.

Purpose/Investment Objective

The Declaration of Trust provides, inter alia, that (a) NHT may only invest, directly or indirectly, in interests (including fee ownership and leasehold interests) in income-producing real estate located in the United States and Canada (including, for greater certainty, assets whose revenue stems primarily from hospitality assets but which may include income from other asset classes), assets ancillary thereto necessary for the operation of such real estate and such other activities as are consistent with the other investment guidelines of NHT; (b) NHT shall not make any investment, take any action or omit to take any action that would result in Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in the Units not being qualified investments for Exempt Plans; and (c) the business, operations, and the assets of NHT shall be limited to and conducted in such a manner as to permit NHT at all times to be qualified and classified as a “real estate investment trust” (as defined in the Code) for U.S. federal income tax purposes, unless the Trustees have determined, at their full discretion, that NHT ceases qualifying as a “real estate investment trust” under the Code.

The NXDT Declaration provides that NXDT may conduct, operate and carry on any lawful business activity and subscribe for, invest in, reinvest in, purchase or otherwise acquire, hold, pledge, sell, assign, transfer, exchange, distribute or otherwise deal in or dispose of any and all sorts of property, tangible or intangible, including but not limited to interests in real estate and securities of any type whatsoever, whether equity or non-equity, of any issuer, evidences of indebtedness of any person and any other rights, interests, instruments or property of any sort and to exercise any and all rights, powers and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more persons to exercise any of said rights, powers and privileges in respect of any of said investments. The NXDT Declaration further provides that, if NXDT elects to qualify as a real estate investment trust (as NXDT has), the NXDT Board shall use reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of NXDT as a real estate investment trust, however, if the NXDT Board determines that it is no longer in the best interests of NXDT to attempt to, or continue to qualify as a real estate investment trust, the NXDT Board may revoke or otherwise terminate its real estate investment trust election pursuant to the Code.

Duration

The Declaration of Trust provides that the duration of NHT shall continue in full force and effect, subject to its earlier termination in accordance with the provisions of the NHT Declaration.	The NXDT Declaration provides that the duration of NXDT is perpetual, subject to its earlier termination in accordance with the provisions of the NXDT Declaration.

NHT	NXDT

Personal Liability of Shareholders

The Declaration of Trust provides that Unitholders shall not be held to have any personal liability and as such, no resort shall be had to his or her private property (including, without limitation, any property consisting of or arising from a distribution of any kind or nature by NHT) for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of NHT or of the Trustees or any obligation which Unitholder would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such, but rather the assets of NHT only are intended to be liable and subject to levy or execution for such satisfaction.

Delaware law provides that shareholders of a Delaware statutory trust are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the Delaware General Corporation Law.

Limitation of Liability

The Declaration of Trust provides that, subject to the standard of care set forth in Section 4.5 therein, none of the Trustees nor any officers, employees or agents of NHT shall be liable to any Unitholder or any other person in tort, contract or otherwise for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, NHT incurred by reason of the sale of any security; for the loss or disposition of monies or securities; for any action or failure to act by any person to whom the Trustees are permitted to delegate and have delegated any of their duties hereunder; or for any other action or failure to act, including the failure to compel in any way any former Trustee to redress any breach of trust or any failure by any person to perform obligations or pay monies owed to NHT, unless such liabilities arise out of a breach of the standard of care, diligence and skill as set out in Section 4.5 therein.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to NHT arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustees for or in respect to the affairs of NHT unless such Trustee shall have failed to meet the standard of care set out in Section 4.5 of the Declaration. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Declaration of Trust or under any other related agreements unless such Trustee shall have failed to meet the standard of care.

Delaware law permits NXDT to include in its governing instruments a provision limiting any fiduciary or other duties of NXDT’s trustees and officers to NXDT’s shareholders and NXDT for money damages, as well as liabilities for breach of contract, provided that a governing instrument may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied covenant of good faith and fair dealing. Further, Delaware law provides that a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or shareholder for any act, omission or obligation of the statutory trust or any trustee thereof; and an officer, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a trustee or shareholder for any act, omission or obligation of the statutory trust or any trustee thereof. The NXDT Declaration provides that the trustees and officers of NXDT shall have no personal liability in such capacity whatsoever to any person.

NHT	NXDT

Indemnification

The Declaration of Trust provides that each Trustee, each former Trustee, each officer of NHT and each former officer of NHT shall be entitled to be and shall be indemnified and reimbursed out of NHT’s property in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or officer or former officer in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of NHT or, at the request of NHT, a trustee or officer or any subsidiary or affiliate thereof, provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of NHT’s property in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of a breach of the standard of care, diligence and skill set out in Section 4.5 of the Declaration. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted therein, or otherwise existing under law, except out of NHT’s property, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

Delaware law grants NXDT (subject to any limitations set forth in the governing instruments of NXDT) the power to indemnify and hold harmless a trustee or officer against any and all claims and demands whatsoever.

The NXDT Declaration obligates NXDT to indemnify any present or former trustee or officer (each such person being an “NXDT Indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such NXDT Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while acting as a trustee or officer by reason of his or her having acted in any such capacity, except with respect to any matter as to which he or she shall not have acted in good faith in the reasonable belief that his or her action was in the best interest of NXDT or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful. Subject to (a) the party seeking indemnification providing a written affirmation that he or she possesses a good faith belief that the standards of conduct necessary for indemnification have been met and undertaking to reimburse NXDT unless it is subsequently determined that the party is entitled to such indemnification and a majority of the NXDT Board determines that the standards of conduct necessary for indemnification appear to have been met, and (b) at least one of the following conditions being met: (x) the NXDT Indemnitee providing adequate security for the undertaking, (y) NXDT being insured against losses arising by reason of any lawful advances or (z) a majority of a quorum of the NXDT Board not party to the action, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, concluding, based on a review of readily available facts, that there is substantial reason to believe that the party ultimately will be found entitled to indemnification—NXDT has agreed to make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought under the NXDT Declaration.

NHT	NXDT

The NXDT Declaration also grants NXDT the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other persons providing services to NXDT or serving in any capacity at the request of NXDT to the full extent permitted by law, provided that such indemnification has been approved by a majority of NXDT’s trustees.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling NXDT pursuant to the foregoing provisions, NXDT has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized Capital

NHT is authorized to issue an unlimited number of Units. Each Unit represents a proportionate undivided beneficial ownership interest in NHT. No Unit shall have any preference or priority over any other. Units shall rank among themselves equally and rateably, without discrimination, preference or priority. Units will be fully paid and non-assessable when issued and are transferable. As of the date hereof, there were 29,352,055 Units outstanding.

NXDT is authorized to issue an unlimited number of its shares of beneficial interest, or capital shares, in multiple classes and series thereof as determined from time to time by the NXDT Board. NXDT’s authorized shares of beneficial consist of an unlimited number of NXDT Common Shares, and an unlimited number of preferred shares. The NXDT Board has designated a series of up to 4,800,000 preferred shares as the Series A Preferred Shares. As of November 8, 2024, there were 41,924,881.62 NXDT Common Shares and 3,359,593 Series A Preferred Shares issued and outstanding.

Classification and Issuance of Stock

The Declaration of Trust authorizes the Trustees to (a) increase the capital of NHT at any time by the issuance of additional Units for such consideration as they deem appropriate; and (b) for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of NHT and hold for investment the entire or any participating interest in any mortgages.

The NXDT Declaration authorizes NXDT Board to authorize and issue an unlimited number of shares, in such classes or series as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the NXDT Board sees fit, including multiple classes of common shares, preferred interests, debt securities and other senior securities.

NHT	NXDT

Amendment of Declaration of Trust or Charter

The Trustees may, without the approval of the Unitholders, make the following amendments to the Declaration of Trust: (a) amendments aimed at ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over: (i) the Trustees or NHT; (ii) the continuing status of NHT as a “mutual fund trust” under the Tax Act; (iii) the continuing status of NHT as a “real estate investment trust” for U.S. federal income tax purposes; or (iv) the distribution of Units; (b) amendments to increase the 6.2% ownership limit to a maximum of 9.8%; (c) amendments which, in the opinion of the Trustees, provide additional protection for the Unitholders; (d) amendments to address any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (e) amendments which, in the opinion of the Trustees, are necessary or desirable to address any conflicts or inconsistencies between the disclosure in the Prospectus (as defined in the Declaration of Trust) and the Declaration of Trust; (f) amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders; (g) amendments which, in the opinion of the Trustees, are necessary or desirable: (i) to ensure continuing compliance with IFRS; or (ii) to ensure the Units are classified as equity for purposes of IFRS; (h) amendments which, in the opinion of the Trustees, are necessary or desirable for NHT to qualify for a particular status under, or as a result of changes in, taxation or other laws, or the interpretation of such laws, including to qualify for the definition of “real estate investment trust” in the Tax Act or to qualify for the definition of “real estate investment trust” in the Code or to otherwise prevent NHT or any of its subsidiaries from becoming subject to SIFT Tax; and (i) for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required) which, in the opinion of the Trustees, is not prejudicial to Unitholders and is necessary or desirable.

The NXDT Declaration may be amended (except as to limitations of personal liability of the shareholders and trustees, indemnification of trustees, officers and employees, certain provisions related to the shareholders’ voting rights, the procedures for winding up NXDT, the procedures for amending the NXDT Declaration, the approval thresholds for extraordinary actions such as mergers, and the provisions related to transactions with certain major shareholders) by the approval of the majority of the trustees without any vote of the shareholders. Notwithstanding the foregoing, no amendment may be made to the limitations of personal liability of the shareholders and trustees, indemnification of trustees, officers and employees, certain provisions related to the shareholders’ voting rights, the procedures for winding up NXDT, the procedures for amending the NXDT Declaration, the approval thresholds for extraordinary actions such as mergers, provisions related to transactions with certain major shareholders, which would change the rights with respect to any shares of NXDT by reducing any stated amount payable thereon in preference over all other classes or series of shares of NXDT upon liquidation or by eliminating any voting rights pertaining to such a liquidation, except after obtaining one of the Required Voting Alternatives.

Amendment of Bylaws

NHT does not have bylaws.

The NXDT Declaration provides that the trustees shall have the exclusive authority to adopt and amend or repeal the bylaws of NXDT. NXDT’s bylaws provide that the bylaws may be amended by the majority vote of the NXDT’s trustees.

Amendment of Statement of Preferences

NHT has no preferred equity securities or corresponding instrument defining the rights of such preferred equity securities.

The Statement of Preferences provides that, so long as any Series A Preferred Shares are outstanding, NXDT shall not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, voting separately as one class, amend, alter, or repeal the provisions of the Statement of Preferences so as to in the aggregate adversely affect the rights and preferences set forth in the Statement of Preferences.

NHT	NXDT

Extraordinary Actions

The Declaration of Trust provides that, the following must be duly approved by a Special Resolution (as defined in the Declaration of Trust) at a meeting of Unitholders: (a) any amendment to what is required to be approved by Special Resolution; (b) an exchange, reclassification or cancellation of all or a part of the Units; (c) the addition, change or removal of the rights, privileges, restrictions or conditions attached to the Units, including: (i) the removal or change of rights to distributions; (ii) the addition or removal of or change to conversion privileges, options, voting, transfer or pre-emptive rights; or (iii) the reduction or removal of a distribution preference or liquidation preference; (d) any constraints on the issue, transfer or ownership of Units or the change or removal of such constraint; (e) any sale or transfer of the assets of NHT or its subsidiaries as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of NHT or its subsidiaries as approved by the Trustees and not prejudicial to Unitholders); (f) the termination of NHT or its subsidiaries (other than as part of an internal reorganization of the assets of NHT or its subsidiaries as approved by the trustees and not prejudicial to Unitholders); (g) the combination, amalgamation or arrangement of any of NHT or its subsidiaries with any other entity (other than as part of an internal reorganization of the assets of NHT or its subsidiaries as approved by the Trustees and not prejudicial to Unitholders); and (h) any amendment referred to in the investment guidelines and operating policies set forth in the Declaration of Trust.

The NXDT Declaration provides that any merger or consolidation must be authorized by two-thirds of the trustees; provided that any merger or consolidation in which NXDT is not the surviving entity, or sale, lease or exchange of all or substantially all of NXDT’s property shall require the approval of the shareholders, in which case the Required Voting Alternatives shall apply to such action.

Shareholder Action by Consent

The Declaration of Trust provides that any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders shall be effected by a resolution passed by the Unitholders at a duly constituted meeting, or a written resolution in lieu thereof, in accordance with the Declaration of Trust.

The NXDT Declaration provides that, except otherwise provided by a majority of trustees, shareholder action may only be taken at a duly called and held meeting of the shareholders called for such purpose, and not by written consent.

Number of Trustees

The Declaration of Trust provides that there shall be a minimum of one and a maximum of nine Trustees. The number of Trustees within such minimum and maximum numbers may be changed by the Unitholders or the Trustees from time to time at their discretion.

The NXDT Declaration provides that there shall be not less than two nor more than 11 trustees and, within these limits, the number of trustees may be increased or decreased from time to time by the trustees. No reduction in the number of trustees shall have the effect of removing any trustee from office prior to the expiration of his or her term.

NHT	NXDT

Election of Trustees

The Declaration of Trust provides that the election of the Trustees shall be by the vote of Unitholders. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such person shall have, in writing, accepted such appointment or election and agreed to be bound by the terms of the Declaration of Trust.

The NXDT Declaration provides that the trustees shall be elected at an annual meeting of the shareholders or special meeting in lieu thereof for terms that will expire at the next annual meeting of the shareholders or until their successors shall have been elected and qualified. The NXDT Declaration provides that the election of trustees is to be by the affirmative vote of a plurality of the shares of NXDT represented in person or by proxy at any meeting at which a quorum is present.

The Statement of Preferences provides that during any period in which accumulated dividends and distributions on the outstanding Series A Preferred Shares equal to at least six full quarters’ dividends and distributions shall be due and unpaid and sufficient assets shall not have been deposited with the dividend-dispersing agent for the payment of such dividends and distributions, the holders of the Series A Preferred Shares, voting separately as one class, shall be entitled to elect two of the trustees.

Appraisal Rights

The Declaration of Trust does not currently provide for appraisal rights for Unitholders. At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to pass resolutions, including amendments to the Declaration of Trust (in the form attached as Appendix D to the accompanying information circular/prospectus) which provide dissent rights to Registered Holders in connection with the Reorganization.

Neither Delaware law nor the NXDT Declaration provide for appraisal rights for shareholders.

Dividends and Other Distributions

The Declaration of Trust provides that the Trustees shall have full discretion respecting the timing and the amount of any distributions, provided that any distribution shall be made on a Distribution Date (as defined in the Declaration of Trust) on Units held by Unitholders as of the close of business on the record date for such distribution as determined by the Trustees from time to time. The Trustees may adopt a distribution policy pursuant to which distributions will be made by NHT to Unitholders, and the Trustees may amend or revoke such distribution policy from time to time.

The NXDT Declaration provides that the trustees shall from time to time distribute ratably among the shareholders of any class of shares of NXDT such proportion of the net profits, surplus, capital or assets of NXDT as they may deem proper.

The Statement of Preferences provides that the Series A Preferred Shares shall be entitled to receive, when, as and if declared by, or under authority granted by, the NXDT Board, out of funds legally available therefor, cumulative cash dividends and distributions at a rate of 5.50% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the liquidation preference of the Series A Preferred Shares, payable quarterly.

NHT	NXDT

Exclusive Forum for Certain Litigation

The Declaration of Trust does not address the issue of the forum in which derivative and other claims involving NHT, its officers, or trustees or employees, must be brought.	The NXDT Declaration and NXDT’s Bylaws do not address the issue of the forum in which derivative and others claims involving NXDT, its officers, or trustees or employees, must be brought.

Related Party Transactions

The Declaration of Trust provides that the following matters require the approval of a majority of the Independent Trustees (in addition to the approval of a majority of the Trustees at any meeting of the Trustees or of a committee of Trustees): (a) an acquisition of a property or an investment in a property, whether by co-investment or otherwise, in which any Related Party of NHT has any direct or indirect interest, whether as owner, operator or manager; (b) a material change to any agreement with a Related Party of NHT or any renewal, extension or termination thereof or any increase in any fees (including any transaction fees) or distributions payable thereunder; and (c) the entering into of, or the waiver, exercise or enforcement of any rights or remedies under, any agreement entered into by NHT, or the making, directly or indirectly, of any co-investment, in each case with (i) any Trustee, (ii) any entity directly or indirectly controlled by any Trustee or in which any Trustee holds a significant interest, or (ii) any entity for which any Trustee acts as a director or other similar capacity; (d) the refinancing, increase or renewal of any indebtedness owed by or to (i) any Trustee, (ii) any entity directly or indirectly controlled by any Trustee or in which any Trustee holds a significant interest, or (iii) any entity for which any Trustee act as a director or other similar capacity; (e) decisions relating to any claims by or against one or more parties to any agreement with any Related Party to NHT; and (f) the election or appointment of members of the board of directors of NHT Intermediary.

“Related Party” means, with respect to any person, a person who is a “related party” as defined in MI 61-101. Under MI 61-101, a related party is generally defined as a person who, at the relevant time and after reasonable inquiry, is known by NHT to be a: (a) control person of NHT; (b) a person that has beneficial ownership of, or control or direction over, directly or indirectly, securities of NHT of more than 10% of the voting rights attached to all of NHTs outstanding voting units; (c) a director or senior officer of NHT or any other related party; (d) a person that manages or directs, to a substantial degree, the affairs or operations of NHT under an agreement, arrangement or understanding between such person and NHT; (e) a person of any related party that beneficially owns, in the aggregate, more than 50% of securities of any outstanding class of equity securities; or (f) an affiliated entity of any related party.

Under the NXDT Declaration, certain transactions require the affirmative vote or consent of a majority of our trustees followed by the affirmative vote of the holders of not less than seventy-five percent of the shares of NXDT of each affected class or series outstanding, voting as separate classes or series (the “Principal Shareholder Requirements”), when a Principal Shareholder (defined generally to mean any corporation, person or other entity which is the beneficial owner, directly or indirectly, of five percent or more of our outstanding shares of NXDT of all outstanding classes or series and includes any affiliate or associate, as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, of a Principal Shareholder) is a party to the transaction. These transactions include any:

●    merger or consolidation of NXDT or any subsidiary of NXDT with or into any Principal Shareholder;

●    issuance of any securities of NXDT to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan);

●    sale, lease or exchange of all or any substantial part of the assets of New NHT to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of NXDT, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or

●    sale, lease or exchange to NXDT or any subsidiary thereof, in exchange for securities of NXDT, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than two percent of the total assets of NXDT, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Principal Shareholder Requirements are not applicable if (i) eighty percent of our trustees approve by resolution a memorandum of understanding with the Principal Shareholder with respect to and substantially consistent with such transaction followed by, subject to a resolution of the trustees specifying a greater or lesser requirement with respect to the vote or quorum, the affirmative vote of a majority of the shares of New NHT present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of New NHT entitled to vote on the matter are present in person or by proxy, or (ii) the transaction is with an entity of which a majority of the outstanding shares of all classes and series of a stock normally entitled to vote in elections of directors is owned of record or beneficially by NXDT and its subsidiaries.

Information Regarding NXDT’s and NHT’s Properties

The Portfolio

NXDT currently owns a majority of the outstanding Units and consolidates NHT on its financial statements. As a result, NXDT’s investment portfolio (the “Portfolio”) includes properties held in both its NXDT segment and its NHT segment. As of September 30, 2024, the Portfolio includes four operating properties in the NXDT segment located in Texas, and seven operating properties in the NHT segment located in Texas, Florida and Utah. In the opinion of management, each of the properties particularly described below are adequately covered by insurance. The operating properties in the NXDT segment are geographically concentrated in Texas and are dependent upon regional and local economic conditions. NHT’s properties compete on the basis of location, room rates, quality, service levels, reputation, and reservations systems, among many factors. NHT also faces competition from alternative lodging options such as Airbnb that have and may continue to add guest accommodations that compete with hotel inventory. Such competition may reduce occupancy rates and revenues of NHT and could have an adverse effect on NHT’s business, cash flows, financial condition, and results of operations and NHT’s ability to make distributions to unitholders.

NXDT Segment

Cityplace Tower

Cityplace Tower is a Class-A office building that was originally constructed in 1988, located less than one mile from downtown Dallas. Cityplace Tower is 42 stories and currently contains 1.36 million square feet of office space and common areas. NXDT acquired Cityplace Tower in August of 2018 for $195.75 million.

NXDT has debt on the Cityplace Tower pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the “Loan Agreement”). The debt is limited recourse to NXDT and encumbers the property. The debt had an original maturity of September 8, 2022, and NXDT deferred the maturity date with the lender to May 8, 2023, with the possibility to extend for an additional four months to September 8, 2023 provided certain metrics were met. On May 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by four months to September 8, 2023. Also on May 8, 2023, the parties to the Loan Agreement agreed to convert the index upon which the interest rate is based to the one-month secured overnight financing rate ("SOFR") effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 7, 2025. The below table contains summary information related to the mortgages payable (dollars in thousands):

	Outstanding principal as of September 30, 2024	Interest Rate	Maturity Date
Note A-1	$99,855	7.48%	3/7/2025
Note A-2	21,843	11.48%	3/7/2025
Note B-1	12,570	7.48%	3/7/2025
Note B-2	3,120	11.48%	3/7/2025
Mezzanine Note 1	2,750	11.48%	3/7/2025
Mezzanine Note 2	393	11.48%	3/7/2025
Mortgages payable	140,531
Deferred financing costs, net	(152)
Mortgages payable, net	$140,379

The weighted average interest rate of NXDT’s debt related to its Cityplace investment was 8.28% as of September 30, 2024 and 8.53% as of December 31, 2023. The one-month SOFR was 5.12% as of September 30, 2024 and 5.35% as of December 31, 2023.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of September 30, 2024, NXDT believes it is in compliance with all such covenants.

Cityplace Tower is subject to an ongoing renovation which will convert a portion of the property into a hotel. We estimate an additional $190 million to $210 million of capital expenditures to complete the Cityplace renovation.

Other Properties

The Portfolio includes three additional operating properties in the NXDT segment, each located in Texas. Two of these operating properties are retail properties that were acquired in 2013. These properties include approximately 1.1 million rentable square feet. NXDT also owns a property consisting of 21.5 acres of undeveloped land in Plano, Texas.

In the opinion of NXDT’s management, each of its operating properties is adequately covered by insurance.

NHT Segment

Dallas Hilton Garden Inn

The Dallas Hilton Garden Inn is an upscale select-service hotel that was originally constructed in 1995, centrally located and proximate to many of the region’s major demand generators, including the Dallas Love Field and several medical facilities in the Dallas Medical District. The 240-room hotel is also within walking distance to the Dallas Market Center and one of the largest convention hotels in the southwest United States, the Hilton Anatole. The Dallas Hilton Garden Inn is wholly-owned by NHT. NHT currently has approximately $18 million of debt owing on the Dallas property, which matures on March 8, 2025, with a 3.45% interest rate and 30-year amortization. NHT is planning to start approximately $4.7 million of total renovations to the public spaces of the Dallas property in the first quarter of 2025.

St. Petersburg Marriott

The St. Petersburg Marriott is an upper upscale, full-service hotel that was originally constructed in 2001. The 209-room hotel is located less than a mile from Raymond James Ltd., one of the largest employers in the greater Tampa Bay MSA as well as a variety of corporate and leisure demand generators including Tampa International Airport and the world class beaches of Clearwater. The St. Petersburg Marriott is wholly-owned by NHT. NHT currently has approximately $28 million of debt owing on the St. Petersburg property, which matures on March 8, 2025, with a 3.45% interest rate and 30-year amortization. NHT is planning to start approximately $2.2 million of total renovations to the public spaces of the St. Petersburg property in the first quarter of 2025.

Hyatt Place Park City

The Hyatt Place Park City is an upscale, full-service hotel located near the Park City ski mountain. The 122-room hotel was originally built in 2016, and is almost exclusively focused on leisure travel given its sort distance from the base of the Park City Mountain. Park City is one of the most accessible year-round destinations in North America, located 25 miles southeast of Salt Lake City International Airport (SLC). The Hyatt Place Park City is wholly-owned by NHT. NHT currently has approximately $20 million of debt owing on the Park City property, which matures on February 5, 2025, with a 4.70% interest rate and 30-year amortization. NHT is planning to start approximately $1.8 – $3.6 million of total renovations to the guest rooms of the Park City property in the second quarter of 2026.

Bradenton Hampton Inn & Suites

The Bradenton Hampton Inn & Suites is an upper midscale, full-service 119-room hotel that was originally constructed in 1926. Bradenton hosts multiple major league baseball teams during spring training and is a leisure destination area year-round given the temperate climate in the winter and access to the beach. The Bradenton Hampton Inn & Suites is wholly-owned by NHT. NHT currently has approximately $18 million of debt owing on the Bradenton property, which matures on February 5, 2025, with a 4.70% interest rate and 30-year amortization. NHT is planning to start approximately $2.4 million of total renovations to the public spaces and guestrooms of the Bradenton property in the first quarter of 2025.

In the opinion of NHT’s management, each of its operating properties is adequately covered by insurance.

Other Information

The following table sets forth information with respect to NXDT’s and NHT’s properties separately described above as of September 30, 2024.

Property	Location	Property Type	Percentage Leased	Number of Leases	Property Tax Rate	Annual Property Tax
NXDT
Cityplace Tower	Dallas, TX	Office & Hospitality	75.3%	15	2.23503%	$3,670,863.56
NHT
Dallas Hilton Garden Inn	Dallas, TX	Hospitality	N/A	0	2.29478%	346,862
St. Petersburg Marriott	St Petersburg, FL	Hospitality	N/A	0	1.90412%	350,745
Hyatt Place Park City	Park City, UT	Hospitality	N/A	0	0.55259%	121,087
Bradenton Hampton Inn & Suites	Bradenton, FL	Hospitality	N/A	0	1.886901%	217,793

Historical Information About NXDT’s and NHT’s Properties

Property	Occupancy Rate	Average Effective Rental per Sq. Ft.
NXDT
Cityplace Tower
2023	46.6%	$2.16
2022	32.9%	$2.10
2021	41.8%	$2.18
2020	71.2%	$2.13
2019	75.3%	$1.82

Property	Occupancy Rate	RevPAR
NHT
Dallas Hilton Garden Inn
2023	63.9%	$83.46
2022	61.2%	$77.20
2021	44.9%	$48.56
2020	34.1%	$34.80
2019	73.4%	$88.78
St. Petersburg Marriott
2023	68.3%	$112.27
2022	66.4%	$104.91
2021	48.7%	$60.53
2020	36.2%	$47.37
2019	69.0%	$106.47
Hyatt Place Park City
2023	58.7%	$112.26
2022	57.9%	$99.43
2021	NA	NA
2020	NA	NA
2019	NA	NA
Bradenton Hampton Inn & Suites
2023	70.8%	$135.83
2022	71.6%	$133.84
2021	NA	NA
2020	NA	NA
2019	NA	NA

Lease Expirations

The following table sets forth information with respect to the lease expirations of NXDT’s properties separately described above as of September 30, 2024. NHT does not have any leases on its properties.

Lease Expiration Period	Number of Expiring Leases	Total Expiring Square Footage	% of Total Expiring Square Footage	% of Total Occupied Square Footage Expiring	Expiring Annualized Base Rent (in 000s)		% of Total Annualized Base Rent	Expiring Base Rent Per Occupied Square Foot
2024	N/A	N/A	0%	0%	$	N/A	0%	N/A
2025	1	13,695	1.00%	2.15%		$337.5	1.0%	24.65
2026	4	47,588	3.48%	7.48%		$929.3	12.4%	19.53
2027	2	41,170	3.01%	6.47%		$1,116.05	14.89%	27.11
2028	3	51,323	3.76%	8.06%		$1,446.11	19.29%	28.18
2029	N/A	N/A	0%	0%	$	N/A	0%	N/A
2030	2	33,653	2.46%	5.29%		$788.98	10.52%	23.44
2031	1	10,101	0.74%	1.59%		$259.72	3.46%	25.71
2032	N/A	N/A	0%	0%	$	N/A	0%	N/A
2033 and thereafter	3	91,320	6.69%	14.35%		2,619.76	34.94%	28.69
Total	16	288,850	21.15%	45.38%		7,497.47	100.0%

Tax Basis and Depreciation

The following table presents the federal tax basis, life claimed and depreciation percentage and method of our properties and improvements made, exclusive of furnishing costs, as of September 30, 2024:

Property	Federal Tax Basis	Rate	Method	Life claimed
NXDT
Cityplace	$199,924,332	7.88%	Straight-line	2.2 years
NHT
Dallas Hilton Garden Inn	$18,358,455	2.5%	Straight-line	10 years
St. Petersburg Marriott	$20,325,604	2.5%	Straight-line	5.5 years
Hyatt Place Park City	$20,021,288	2.5%	Straight-line	2 years
Bradenton Hampton Inn & Suites	$19,871,818	2.5%	Straight-line	2 years
Total	$278,501,497

COMPENSATION

Overview

The Compensation, Governance and Nominating Committee oversees compensation programs and related governance matters. NHT’s senior management team consists of individuals employed by the Advisor (or an affiliate thereof). The Advisor provides advisory services to NHT pursuant to the Amended and Restated Advisory Agreement by and among NHT, NHH and the Advisor dated March 29, 2019 (the “Advisory Agreement”), for which NHT pays the Advisor certain fees (the “Advisory Fee”). On April 29, 2020, in light of developments related to the outbreak of COVID-19 and corresponding impact on the hospitality industry, the Advisor agreed to waive the Advisory Fee and certain expenses provided for in the Advisory Agreement until operations of NHT and NHH stabilized. On November 25, 2020, the Advisor reinstated the Advisory Fee, however, the Advisor agreed to defer payment of the Advisory Fee until NHT is cash flow positive and can sustain the payments. The Advisor did not collect any fees for the year ended December 31, 2022. In August 2023, the REIT commenced repayment of a portion of the accrued Advisory Fees and, for the year ended December 31, 2023, the Advisor collected fees in the amount of $2,500,000. See below under “Advisory and Management Agreements”.

The following discussion describes the significant elements of NHT’s executive compensation program. The Chief Executive Officer, Chief Financial Officer, Chief Information Officer, Executive Vice President, Head of Lodging and Vice President, Asset Management are referred to herein as the “named executive officers” in accordance with applicable Canadian securities laws. The named executive officers are employees of the Advisor (or an affiliate thereof) and the Advisor has sole responsibility for determining the compensation of the named executive officers, other than with respect to the granting of Unit-based compensation, which is the responsibility of the independent Trustees. NHT does not have any employment agreements with members of senior management and does not pay any cash compensation to any individuals serving as officers. A portion of the compensation paid to those employees of the Advisor is attributable to time spent on the activities of NHT.

Principal Elements of Compensation

The compensation of the named executive officers includes three principal elements: (a) base salary which will be paid by the Advisor; (b) discretionary cash bonuses which will be paid by the Advisor; and (c) long-term incentives, which may consist of restricted equity units, performance-based awards, Deferred Units, options, membership units of NHT OP designated as “NHT OP Profits Interest Units” or other equity-based incentive compensation awards granted under the Omnibus Plan and/or the Deferred Unit Plan, each as described in further detail below.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution to NHT’s success, the position and responsibilities of the named executive officers and competitive industry pay practices for other real estate investment trusts and companies of comparable size. Base salaries are paid by the Advisor or its affiliates, not NHT.

Annual Cash Bonuses

Annual cash bonuses are discretionary and are not awarded pursuant to a formal incentive plan. Annual cash bonuses are awarded based on qualitative and quantitative performance standards and reward the performance of the named executive officer individually. The determination of NHT’s performance may vary from year to year depending on economic conditions and conditions in the real estate industry, and may be based on measures such as Unit price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance. Individual performance factors vary, and may include completion of specific projects or transactions and the execution of day-to-day management responsibilities. Annual cash bonuses are paid by the Advisor or its affiliates, not NHT.

Long-Term Compensation Plans

Grants of (i) equity-based incentive awards under the Omnibus Plan (which may include restricted equity units, performance-based awards, Deferred Units, NHT OP Profits Interest Units and other awards convertible, exercisable or exchangeable into or otherwise based on Units), and (ii) Deferred Units under the Deferred Unit Plan are used to align the interests of the named executive officers more closely with the interests of the Unitholders, since they are tied to NHT’s financial and Unit trading performance and vest or accrue over a number of years. The Board, acting on the recommendation of the Compensation, Governance and Nominating Committee, may designate individuals eligible to receive grants of equity-based incentive awards. In determining grants of such awards, an individual’s performance and contributions to NHT’s success, relative position, tenure and past grants will be taken into consideration.

Deferred Unit Plan

The following is a summary of the terms of the REIT’s amended and restated deferred unit plan (the “Deferred Unit Plan”) dated September 11, 2023. The Deferred Unit Plan allows for the grant of Deferred Units to Participants.

Authorized Units

The maximum number of Deferred Units reserved for issuance under the Deferred Unit Plan at any time is 2,844,256 (representing approximately 9.7% of NHT’s outstanding Units as of the date hereof). As of the date hereof, 1,295,668 Deferred Units have been granted under the Deferred Unit Plan. Pursuant to the TSXV policies, the number of Units issuable pursuant to all of NHT’s security based compensation arrangements in aggregate is a fixed specified number of Units up to a maximum of 20% of NHT’s issued and outstanding Units as at the date of implementation of the Deferred Unit Plan. NHT currently maintains one other security based compensation plan, the Omnibus Plan, which allows for the grant of various equity-based awards to eligible participants. The maximum number of Units that are available for issuance under the Omnibus Plan is 3,026,155 (representing approximately 10.3% of NHT’s outstanding Units as of the date hereof).

If any Deferred Unit granted under the Deferred Unit Plan is terminated, surrendered, forfeited, expired or is cancelled, new Deferred Units may thereafter be granted covering such Units, subject to any required prior approval by the TSXV or other stock exchange upon which the Units are then listed. At all times, the REIT will reserve and keep available a sufficient number of Units to satisfy the requirements of all outstanding Deferred Units granted under the Deferred Unit Plan.

Administration

The Deferred Unit Plan will be administered by the Board and the Compensation, Governance and Nominating Committee. The administration of the Deferred Unit Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Units are listed. Should the Compensation, Governance and Nominating Committee, in its sole discretion, determine that it is not desirable or feasible to provide for the redemption of Deferred Units in Units, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such redemption obligations be satisfied by means of a cash payment by the REIT equal to the Average Market Price (as defined below) of the Units that would otherwise be delivered to a Participant in settlement of Deferred Units on the redemption date (less any applicable withholding taxes). Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the REIT with any and all information and undertakings, as may be required to ensure compliance therewith.

Granted and Elected Deferred Units

Participants may be awarded Deferred Units, each of which is economically equivalent to one Unit, from time to time at the discretion of the Board on recommendation of the Compensation, Governance and Nominating Committee (“Granted DUs”). Participants may also, subject to the terms of the Deferred Unit Plan, elect to receive up to 100% of his or her annual retainer (including fees for serving as Chair of the Board or a committee of the Board) and meeting fees for a calendar year otherwise payable in cash (“Trustee Fees”) in the form of Deferred Units (“Elected DUs” and, together with the Granted DUs, shall all be considered Deferred Units for purposes of the Deferred Unit Plan).

The number of Deferred Units granted at any particular time pursuant to the Deferred Unit Plan will be equal to (i) the elected amount in respect of Trustee Fees, as determined by a Trustee, divided by the Average Market Price of a Unit on the award date, plus (ii) the Granted DUs, if any, granted to such Trustee. “Average Market Price” of a Unit means the volume weighted average price of the Units traded on the TSXV, for the five trading days immediately preceding such date (or, if such Units are not then listed and posted for trading on the TSXV, on such stock exchange on which the Units are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Units are listed and posted for trading on the TSXV, the Average Market Price shall not be less than the market price, as calculated under the policies of the TSXV and provided, further, that with respect to Deferred Units issued to a U.S. taxpayer, such Participant and the number of Units subject to such issuance shall be identified by the Board prior to the start of the applicable five trading day period. In no event shall the Average Market Price be less than the Discounted Market Price (as such term is defined in the TSXV Corporate Finance Manual).

Under no circumstances shall Deferred Units be considered Units nor entitle a Participant to any rights as a Unitholder, including, without limitation, voting rights, distribution entitlements (other than as set out below) or rights on liquidation.

Whenever cash distributions are paid on the Units, additional Deferred Units will be credited to the Participant’s Deferred Unit account (“Additional DUs”). The number of such Additional DUs to be credited to a Participant’s Deferred Unit account in respect of a cash distribution paid on the Units shall be calculated by dividing the amount which is equal to the aggregate distributions that would have been paid to such Participant if the Deferred Units in the Participant’s Deferred Unit account had been Units divided by the Average Market Price on the distribution payment date. Deferred Units credited to a Participant shall count towards a Trustees’ ownership requirements as prescribed from time to time by the Board. For greater certainty, any Additional DUs shall count toward the limits set forth in Article 11 of the Deferred Unit Plan. Where an award of Additional DUs would be prohibited by the limits set forth in Article 11 of the Deferred Unit Plan, the REIT may make a cash distribution to the applicable Participant in lieu of Additional DUs.

Vesting

Elected DUs granted to Trustees pursuant to the terms of the Deferred Unit Plan will vest immediately upon grant (including any Additional Deferred Units issued pursuant to Elected DUs credited to a Participant’s account in connection with cash distributions as described above).

Granted DUs granted to Trustees pursuant to the terms of the Deferred Unit Plan will vest on the first anniversary of the date of grant (including any Additional Deferred Units issued pursuant to Granted DUs credited to a Participant’s account in connection with cash distributions as described above).

The Board may, in its discretion, at any time, subject to applicable law or the requirements of the TSXV or any other stock exchange upon which the Units are listed and any other Unitholder or other approval which may be required, permit the acceleration of vesting of any or all Deferred Units or waive termination of any or all Deferred Units, in the manner and on the terms as may be authorized by the Board.

Redemption and Termination

Except with respect to Participants that are U.S. taxpayers, the Deferred Units (or a portion thereof) shall be redeemable by the Participant (or, where the Participant has died, his or her estate) on or after the date (the “Termination Date”) on which the Participant ceases to be a Trustee, provided any such redemption date is not later than one year following the date the Participant ceases to be a Trustee. For greater certainty, in the event that a Participant (or his or her estate) has not redeemed his or her Deferred Units prior to the date that is one year following the Termination Date, such Deferred Units shall be automatically redeemed on the date that is one year following the Termination Date without any action required on the part of the Participant (or his or her estate). If the Compensation, Governance and Nominating Committee terminates the Deferred Unit Plan, Deferred Units previously credited to Participants shall remain outstanding and in effect and shall be settled subject to and in accordance with the applicable terms and conditions of the plan in effect immediately prior to the termination.

For Participants that are Canadian residents and are not U.S. taxpayers, each vested Deferred Unit credited to a Participant’s Deferred Unit account will be redeemed automatically on the date on which the Participant files a written notice of redemption in the prescribed form with the Chief Financial Officer of the REIT (the “Redemption Date”) for (i) one fully paid and non‑assessable Unit issued from treasury to the Participant or as the Participant may direct, (ii) if so elected by the Participant, a cash payment, subject to the approval of the Board, or (iii) a combination of Units and cash as contemplated by paragraphs (i) and (ii) above.

For Participants that are U.S. taxpayers, each vested Deferred Unit credited to a Participant’s Deferred Unit account will be redeemed automatically on the date of  the Trustee’s Separation from Service for (i) one fully paid and non-assessable Unit issued from treasury to the Participant or as the Participant may direct, (ii) if so elected by the Participant, a cash payment, subject to the approval of the Board, or (iii) a combination of Units and cash as contemplated by paragraphs (i) and (ii) above. “Separation from Service” has the meaning given to such phrase in U.S. Treasury Regulation § 1.409A-1(h).

Any cash payments made by the REIT to a Participant in respect of Deferred Units to be redeemed for cash shall be calculated by multiplying the number of Deferred Units to be redeemed for cash by the Average Market Price per Unit as at the Redemption Date or date of the Trustee’s Separation from Service, as applicable.

No fractional Units will be issued pursuant to the redemption of Deferred Units. At the time of redemption, fractional Deferred Units shall be rounded down, and no payment shall be made to the Participant with respect to the fractional Deferred Units standing to the Participant’s credit after the maximum number of whole Units due to such Participant have been issued by the REIT.

Upon payment in full of the value of the vested Deferred Units and the forfeiture of the unvested Deferred Units, the Deferred Units shall be cancelled.

Notwithstanding anything else in Article 10 of the Deferred Unit Plan, in the event of the death of a Participant, all previously awarded Deferred Units shall be redeemable only within one year after such death, and then only by the person or persons to whom the Participant’s rights under the Deferred Units shall pass by the Participant’s will or the laws of descent and distribution.

Change in Control

In the event of certain consolidations, mergers or similar transactions of NHT, certain sales or other disposition of NHT’s Units, certain liquidation events or sales or dispositions of all or substantially all of NHT’s assets, the Board may provide for the conversion, exercise or exchange of outstanding awards for new awards, or, if no equivalent awards are available, for the accelerated vesting or delivery of Units under awards, or for a cash-out of outstanding awards.

Adjustments

In the event of any Unit distribution, Unit split, combinations or exchange of Units, merger, consolidation, spin‑off or other distribution of NHT’s assets to the Unitholders (other than normal cash distributions), or any other similar change affecting the Units, the account of each Participant and the Deferred Units outstanding under the Deferred Unit Plan shall be adjusted in such manner, if any, as the Board may in its discretion deem appropriate to reflect the event.  However, no amount will be paid to, or in respect of, a Participant under the Deferred Unit Plan or pursuant to any other arrangement, and no additional Deferred Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Units, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Restrictions on Grants of Deferred Units

The following restrictions are placed on grants of Deferred Units under the current Deferred Unit Plan:

●

the maximum aggregate number of Units issuable pursuant to all security based compensation arrangements of NHT granted or issued in any 12 month period to any one person (and any entities that are wholly owned by that person) shall not exceed 5% of the issued and outstanding Units, calculated as at the date any security based compensation award is granted or issued to the person, subject to the requisite disinterested Unitholder approval required by the TSXV;

●

no Deferred Unit may be granted if such grant would have the effect of causing the total number of Units subject to Deferred Units to exceed the total number of Units reserved for issuance under the Deferred Unit Plan; and

●

the aggregate fair market value on the date of grant of Units issuable pursuant to all security based compensation arrangements of NHT granted or issued to any non-employee Trustee shall not exceed $200,000 per annum; provided that such limits shall not apply to awards (including Deferred Units) taken in lieu of any Trustee Fees and a one-time initial grant to a Trustee upon such Trustee joining the Board.

Amendments

The Deferred Unit Plan provides that Unitholder approval is not required for any amendment to the Deferred Unit Plan except for any amendment or modification that:

●	results in any increase in the number of Deferred Units issuable under the plan; or

●	permit Deferred Units granted under the plan to be transferable or assignable other than for normal estate settlement purposes.

Without limiting the general amendment powers described above and for greater certainty, Unitholder approval is not required for amendments to the Deferred Unit Plan:

●	for the purpose of making formal, minor or technical modifications to any of the provisions of the plan, including amendments of a “housekeeping” nature;

●	to correct any ambiguity, defective provisions, error or omission in the provisions of the plan;

●	to amend the vesting provisions of the Deferred Units, except for decreasing the vesting term of Granted DUs to less than one year from the award date; or

●	any other amendment that does not require unitholder approval under applicable laws or the rules of the TSXV.

provided, however, that no such act shall diminish any rights accrued in respect of grants of Deferred Units made prior to the effective date of such amendment.

Omnimus Equity Incentive Plan

NHT adopted the Omnibus Plan on March 29, 2019. All equity and equity-based awards made or granted, including future grants to be made to named executive officers of NHT, are made under the Omnibus Plan. The Omnibus Plan provides eligible participants with compensation opportunities that encourage ownership of Units, enhance NHT’s ability to attract, retain and motivate executive officers and other key members of management and incentivizes them to increase the long-term growth and equity value of NHT in alignment with the interests of Unitholders. The material features of the Omnibus Plan are summarized below.

Administration and Eligibility

The Omnibus Plan is administered by the Compensation, Governance and Nominating Committee. The Compensation, Governance and Nominating Committee has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement (whether in cash, Units or otherwise) of, and terms and conditions of, awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the Omnibus Plan as the Compensation, Governance and Nominating Committee deems advisable, to interpret the terms and provisions of the Omnibus Plan and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the Omnibus Plan.

Key officers and any employees of NHT, Independent Trustees and key employees of the Advisor and its respective affiliates who, in the opinion of the Compensation, Governance and Nominating Committee, have dedicated significant time and attention to the affairs and business of NHT will be eligible to participate in the Omnibus Plan.

Authorized Units

Subject to adjustment, the maximum number of Units that are available for issuance under the Omnibus Plan is 3,026,155, representing 20% of the issued and outstanding Units of NHT at the time the Omnibus Plan was adopted, or such greater number as may be determined by the Board and approved by the Unitholders and, if required, by any relevant stock exchange or other regulatory authority; all of which may be delivered in satisfaction of restricted equity units, performance-based awards, Deferred Units, NHT OP Profits Interest Units or any other applicable award, awarded under the Omnibus Plan. Units issued under the Omnibus Plan may be Units held in treasury or authorized but unissued Units of NHT not reserved for any other purpose. Units subject to an award that for any reason expires without having been exercised, is cancelled, forfeited or terminated or otherwise is settled without the issuance of Units, will again be available for grant under the Omnibus Plan.

The following table summarizes certain information as of December 31, 2023 regarding compensation plans of NHT under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – Deferred Unit Plan(1)	1,295,668	N/A	1,548,588
Equity compensation plans not approved by securityholders – Omnibus Plan(2)	2,904,687	N/A	121,468

Notes:

(1)     The Deferred Unit Plan was adopted and approved by Unitholders on October 12, 2023. The maximum number of Deferred Units reserved for issuance under the Deferred Unit Plan at any time is 2,844,256. As of December 31, 2023, 1,295,668 Deferred Units have been granted to the Independent Trustees pursuant to the Deferred Unit Plan.

(2)     The Omnibus Plan was adopted in connection with NHT’s initial public offering on March 29, 2019. On June 28, 2021, NHT issued an aggregate of 339,687 Deferred Units, in lieu of Trustee Fees earned since January 1, 2019, to the independent Trustees of NHT. Further, on December 13, 2021, NHT issued an additional 210,000 Deferred Units to the independent Trustees and 2,475,000 NHT OP Profits Interest Units to officers of NHT and employees of the Advisor based on the performance of the Board and management during the COVID-19 pandemic and to further incentivize each group to continue delivering value to NHT’s Unitholders. 120,000 NHT OP Profits Interest Units were subsequently forfeited as two employees of the Advisors left their roles before the vesting dates. As of December 31, 2023, there were 2,904,687 awards outstanding under the Omnibus Plan and 121,468 awards remaining that may be granted.

Types of Awards

The Omnibus Plan provides for awards of restricted equity units, performance-based awards, Deferred Units, NHT OP Profits Interest Units and other awards convertible, exercisable or exchangeable into or otherwise based on the Units. Eligibility distribution equivalents may also be provided in certain circumstances in connection with an award under the Omnibus Plan.

●

Restricted Equity Units. A restricted equity unit award is an award denominated in notional units that entitles the participant to receive Units or cash measured by the value of the Units in the future. The delivery of Units or cash under a restricted equity unit award may be subject to the satisfaction of performance conditions or other vesting conditions.

●	Performance Awards. A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

●

Deferred Units. A Deferred Unit is an award of a notional investment in the Units reflected on an unfunded, book-entry account maintained by NHT. Deferred Units may be subject to performance conditions or other vesting conditions. Deferred Units may be settled in Units, cash measured by the value of a Unit, or a combination thereof.

●

NHT OP Profits Interest Units. An NHT OP Profits Interest Unit is an award of a membership unit of NHT OP which qualifies as a profits interest for U.S. federal income tax purposes. Subject to certain exceptions set forth in the LLC Agreement of NHT OP, NHT OP Profits Interest Unit are treated as Class B Units, with all of the rights, privileges and obligations attendant thereto, except the right to vote in respect of matters put before members of NHT OP.

●	Other Awards. Other awards are awards that are convertible into, exercisable or exchangeable for, or otherwise based on Units.

Vesting

The Compensation, Governance and Nominating Committee has the authority to determine the vesting schedule applicable to each award, and accelerate the vesting or exercisability of any award.

Change in Control

In the event of certain consolidations, mergers or similar transactions of NHT, certain sales or other disposition of NHT’s Units, certain liquidation events or sales or dispositions of all or substantially all of NHT’s assets, the Compensation, Governance and Nominating Committee may provide for the conversion, exercise or exchange of outstanding awards for new awards, or, if no equivalent awards are available, for the accelerated vesting or delivery of Units under awards, or for a cash-out of outstanding awards.

Adjustments

In the event of an extraordinary distribution, securities based distribution, stock split or combination (including a reverse stock split) or any recapitalization, business combination, merger, consolidation, spin-off, exchange of Units, liquidation or dissolution of NHT or other similar transaction affecting the Units, the Board will make adjustments as it determines in its sole discretion to the number and kind of Units available for issuance under the Omnibus Plan, the annual per-participant Unit limits, the number, class, exercise price (or base value), performance objectives applicable to outstanding awards and any other terms of outstanding awards affected by such transaction. The Compensation, Governance and Nominating Committee may also make adjustments of the type described in the preceding sentence to take into account distributions and events other than those listed above if it determines that adjustments are appropriate to avoid distortion in the operation of the Omnibus Plan.

Restrictions on Grants of Awards

The following restrictions are placed on grants of awards under the Omnibus Plan:

●	the aggregate number of Units issuable to insiders shall not exceed 10% of NHT’s total issued and outstanding Units;

●	the aggregate number of Units issuable to insiders within any 12-month period shall not exceed 10% of NHT’s total issued and outstanding Units;

●

the aggregate number of Units reserved for issuance pursuant to awards granted to any one person (and any companies wholly owned by that person) in a 12-month period shall not exceed 5% of NHT’s total issued and outstanding Units calculated on the date an award is granted to the person (unless the approval of disinterested Unitholders is obtained);

●

the aggregate number of Units reserved for issuance pursuant to awards granted to any one consultant within any 12-month period shall not exceed 2% of the issued and outstanding Units calculated on the date an award is granted to the person;

●

the aggregate number of Units reserved for issuance pursuant to awards granted within any 12-month period to all persons retained to provide investor relations activities must not exceed 2% of the issued and outstanding Units calculated on the date an award is granted to the person, provided that no awards other than options shall be issuable to any person retained to provide investor relations activities;

●	the aggregate fair value on the date of grant of all options granted to any one non-employee Trustee shall not exceed $200,000 per annum; and

●

the aggregate fair market value on the date of grant of all awards granted to any one non-employee Trustee shall not exceed $200,000 per annum; provided that such limits shall not apply to (A) awards taken in lieu of any Trustee fees, and (B) a one-time initial grant to a Trustee upon such Trustee joining the Board.

Termination and Amendments

The Compensation, Governance and Nominating Committee may amend the Omnibus Plan or outstanding awards, or terminate the Omnibus Plan as to future grants of awards, except that the Compensation, Governance and Nominating Committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent. Unitholder approval is required for any amendment to the Omnibus Plan that increases the number of Units available for issuance under the Omnibus Plan or the individual award limitations specified therein (except with respect to certain adjustments as described above), modifies the class of persons eligible for participation in the Omnibus Plan, extends the term of any award granted beyond its original expiration date, permits an award to be exercisable beyond 10 years from its grant date (except where an expiration date would have fallen within a blackout period of NHT), permits awards to be transferred other than for normal estate settlement purposes, or deletes or reduces the range of amendments which require approval of the Unitholders, or to the extent required by law.

Suspension of Omnibus Plan and Deferred Unit Plan

On January 10, 2024, the Compensation, Governance and Nominating Committee of the REIT and the Board suspended the Omnibus Plan and the Deferred Unit Plan due to the low trading price of the Units and the significant dilution that would result from any further issuance of NHT OP Profits Interest Units or Deferred Units (the “Suspension”)

Compensation Risk

The Compensation, Governance and Nominating Committee considers the implications of the risks associated with NHT’s compensation policies and practices as part of its responsibility to ensure that the compensation for the Trustees and the named executive officers align the interests of the Trustees and named executive officers with Unitholders and NHT  as a whole. NHT’s insider trading policy prohibits all officers and Trustees of NHT from selling “short” or selling “call options” on any of NHT’s securities and from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such executive officers and Trustees as compensation or held directly or indirectly by such person.

Unit Ownership Policy

NHT has established Unit ownership guidelines (the “Unit Ownership Policy”) for the Trustees and executive officers of NHT to further align the interests of Trustees and executive officers with those of the Unitholders. The Unit Ownership Policy establishes minimum equity ownership levels for each Trustee and executive officer of NHT to be achieved within the later of five years from the date of (i) the policy, and (ii) becoming a member of senior management or a Trustee, as applicable. The Unit Ownership Policy provides for the following guidelines.

Participant	Target Equity Ownership Level
Chief Executive Officer	5 times annual base salary OR $5,000,000 (if no annual base salary)
Chief Financial Officer Chief Investment Officer Executive Vice President, Head of Lodging Vice President, Asset Management	1.5 times annual base salary
Trustees	3 times annual cash retainer (excluding retainers paid in respect of Board or Committee Chair roles)

Each Trustee and executive officer is required to continue to hold such minimum ownership levels for as long as they serve as a Trustee or executive officer of NHT. Awards granted under the Omnibus Plan are included in determining an individual’s equity ownership value.

Compensation – Trustees

Individual Trustees add value to the Board and to NHT by bringing skills, knowledge and experiences that complement those of their colleagues, so that collectively, the Board provides diversity and balance in views and perspectives, ensuring a challenging and thoughtful exchange with management.  Trustee attendance at meetings is mandatory and, additionally, there is an expectation that all Trustees will be available as needed outside of meetings.  Board membership is reviewed annually to ensure the right mix and skills are present.

Trustee compensation is structured to recognize Trustees for their skills, knowledge, experiences and attention in overseeing the governance of NHT, and to align with Unitholders’ interests.  The Compensation, Governance and Nominating Committee reviews Trustee compensation and recommends any changes to the Board to ensure that Trustee compensation is competitive.

In respect of January 1, 2023 to December 31, 2023, the Trustee compensation framework was as follows:

Annual Board Retainer
Non-management Trustee	$25,000
Meeting Fees
Per Board or Committee Meeting	$1,500
Chair Retainers
Lead Trustee	$10,000
Audit Committee Chair	$15,000
Compensation, Governance and Nominating Committee Chair	$10,000
Travel and Expenses
Reasonable Travel and ancillary expenses	Reimbursed

On January 10, 2024, in order to compensate the Independent Trustees for the Suspension and the matching contribution payable for Deferred Unit issuances, the Compensation, Governance and Nominating Committee and the Board determined it was in the best interests of the REIT to increase the fees payable to the Independent Trustees as follows:

Annual Board Retainer
Non-management Trustee	$80,000
Committee Fees
Compensation, Governance and Nominating Committee	$20,000
Audit Committee	$20,000
Chair Retainers
Lead Trustee	$50,000
Audit Committee Chair	$30,000
Compensation, Governance and Nominating Committee Chair	$30,000

Further, as a result of the Suspension, the Board determined it was in the best interests of the REIT that no further Deferred Units be issued to the members of the Board and that the fees owing to members of the Board for Q3 and Q4 of 2023 that would have been paid in Deferred Units (including the matching contribution amount) be paid in cash and that all future fees payable to the members of the Board be paid monthly in arrears, and in cash, so long as the suspension remains in effect.

The Trustees do not receive any additional remuneration for acting as directors on the boards of any of NHT’s subsidiaries. Trustees who are also members of management do not receive any remuneration for their role as a Trustee. Trustees have the option to elect to receive up to 100% of all fees that are otherwise payable in cash (i.e. annual board retainer fee, meeting fees and additional retainers) in the form of Deferred Units.

NHT, on recommendation from the Compensation, Governance and Nominating Committee, will determine whether, and to what extent, NHT will match up to 100% of the total value of the fees that a Trustee elects to receive in the form of Deferred Units. Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units plus any additional Deferred Units pursuant to NHT’s obligation to match as contemplated by the Omnibus Plan, (ii) divided by the volume weighted average trading price of a Unit on the TSXV for the five trading days prior to the date of the award. Trustees must complete an election form to receive Deferred Units in lieu of the cash component of their fees (i) in the case of an existing Trustee, no later than December 31 of the year preceding the applicable grant year; and (ii) in the case of a newly appointed or elected Trustee, within 30 days of such appointment or election with respect to compensation paid for services to be performed after such date. Elections are irrevocable for the year in respect of which they are made.

In respect of fiscal 2022, the total value of Trustee Fees payable to the Independent Trustees was $181,500 ($90,750 of which was payable to Mr. Labatte, $70,750 of which was payable to Mr. Senst, and $20,000 of which was payable to Mr. Patava). Mr. Labatte, Mr. Senst and Mr. Patava elected to receive the full amount of their 2022 Trustee Fees in Deferred Units (the “2022 Deferred Units”).

In respect of fiscal 2023, the total value of Trustee Fees payable to the Independent Trustee was $58,750 (of which $25,000 was payable to Mr. Labatte, $18,750 of which was payable to Mr. Senst, and $15,000 of which was payable to Mr. Patava). Mr. Labatte and Mr. Patava elected to receive their Trustee Fees accrued as of June 2023 in Deferred Units (the “2023 Deferred Units”). Mr. Senst elected to receive the full amount of his 2023 Trustee Fees in cash. As a result of the Suspension, the fees owing to Mr. Labatte and Mr. Patava for Q3 and Q4 of 2023 that would have been paid in Deferred Units (including the matching contribution amount) were paid in cash.

NHT, on recommendation from the Compensation, Governance and Nominating Committee, will determine whether, and to what extent, NHT will match up to 100% of the total value of the fees that a Trustee elects to receive in the form of Deferred Units. The REIT’s current policy is to provide 100% matching for Deferred Units issued to the Trustees in lieu of their fees.  Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units plus any additional Deferred Units pursuant to NHT’s obligation to match as contemplated by the Omnibus Plan, (ii) divided by the volume weighted average trading price of a Unit on the TSXV for the five trading days prior to the date of the award. Trustees must complete an election form to receive Deferred Units in lieu of the cash component of their fees (i) in the case of an existing Trustee, no later than December 31 of the year preceding the applicable grant year; and (ii) in the case of a newly appointed or elected Trustee, within 30 days of such appointment or election with respect to compensation paid for services to be performed after such date. Elections are irrevocable for the year in respect of which they are made.

Table of Compensation Excluding Compensation Securities

The following table sets out information concerning the compensation paid by (i) the Advisor (or its affiliates) to the named executive officers in fiscal 2023 and 2022 in respect of the services provided by such officers to NHT and (ii) NHT to the Trustees; in each case, excluding compensation securities:

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)(1)
James Dondero	2023	–	–	–	–	–	–
CEO, Trustee	2022	$100,000	$100,000	–	–	–	$200,000
Brian Mitts	2023	–	–	–	–	–	–
CFO	2022	$75,000	$75,000	–	–	–	$150,000
Matthew McGraner CIO	2023	–	–	–	–	–	–
	2022	$150,000	$150,000	–	–	–	$300,000
Jesse Blair III	2023	$250,000	$175,000	–	–	–	$425,000
Executive VP, Head of Lodging	2022	$250,000	$225,000	–	–	–	$470,000
Paul Richards	2023	–	–	–	–	–	–
VP, Asset Management	2022	$50,000	$75,000	–	–	–	$125,000
Neil Labatte(3)	2023	$25,000	–	$92,500	–	–	$117,500
Trustee	2022	–	–	–	–	–	–
Graham Senst(4)	2023	$22,500	–	$71,250	–	–	$93,750
Trustee	2022	–	–	–	–	–	–
Jerry Patava(5)	2023	$25,000	–	$50,000	–	–	$75,000
Trustee	2022	–	–	–	–	–	–

_____________________

Notes:

(1)      All compensation for James Dondero (Chief Executive Officer), Brian Mitts (Chief Financial Officer), Matthew McGraner (Chief Investment Officer), Jesse Blair III (Executive Vice President, Head of Lodging) and Paul Richards (Vice President, Asset Management) is paid by the Advisor or its affiliates, and there is no reimbursement by NHT for such compensation. Messrs. Dondero, Mitts, McGraner, Blair and Richards act in a variety of capacities for the Advisor and their respective affiliates, and NHT, and accordingly, the total compensation that each such individual receives from the Advisor is not disclosed in this table, since total compensation is not solely attributable to the services that he will provide to NHT. The allocation of the total compensation disclosed in this table was determined by the Advisor solely for the purposes of this table, based on the time spent by each such individual in connection with NHT-related services during fiscal 2022 and 2021.

(2)      Brian Mitts resigned as Chief Financial Officer & Corporate Secretary of the REIT on November 11, 2024 effective as of December 31, 2024.

(3)      In respect of fiscal 2022 and fiscal 2023 (as of June 30, 2023), $90,750 and $50,000 of Trustee Fees were payable to Mr. Labatte. Mr. Labatte elected to receive such fees in the form of Deferred Units. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 692,000 Deferred Units to Mr. Labatte in respect of his remaining portion of 2021 Trustee Fees, 2022 Trustee Fees and 2023 Trustee Fees (accrued as of June 30, 2023). The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Labatte elected to receive in the form of Deferred Units. As a result of the Suspension, the fees owing to Mr. Labatte for Q3 and Q4 of 2023 that would have been paid in Deferred Units (including the matching contribution amount) were paid in cash. As of the date hereof, Mr. Labatte holds 972,312 Deferred Units.

(4)      Mr. Senst elected to receive his 2022 Trustee Fees in the form of Deferred Units, and his accrued 2023 Trustee Fees (as of June 30, 2023) in cash. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 403,668 Deferred Units to Mr. Senst in respect of his remaining portion of 2021 Trustee Fees and 2022 Trustee Fees. The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Senst elected to receive in the form of Deferred Units. As of the date hereof, Mr. Senst holds 673,043 Deferred Units.

(5)      The Trustee Fees payable to Mr. Patava in respect of fiscal 2022 and fiscal 2023 (as of June 30, 2023) is $20,000 and $30,000 respectively. Mr. Patava elected to receive such fees in the form of Deferred Units. The Board, on the recommendation of the Compensation, Governance and Nominating Committee matched 100% of the total value of Trustee Fees that Mr. Patava elected to receive in the form of Deferred Units. Due to various blackout periods observed by NHT and certain restrictions on granting security based compensation to insiders pursuant to TSXV Policy 4.4, on September 11, 2023, the REIT conditionally granted 200,000 Deferred Units to Mr. Patava in respect of his remaining portion of his 2022 Trustee Fees and 2023 Trustee Fees (accrued as of June 30, 2023). The Board, on the recommendation of the Compensation, Governance and Nominating Committee, matched 100% of the total value of Trustee Fees that Mr. Patava elected to receive in the form of Deferred Units. As a result of the Suspension, the fees owing to Mr. Patava for Q3 and Q4 of 2023 that would have been paid in Deferred Units (including the matching contribution amount) were paid in cash. As of the date hereof, Mr. Patava holds 200,000 Deferred Units.

Advisory and Management Agreements

Advisory Agreement

Pursuant to the Advisory Agreement, subject to the overall supervision of the Board, the Advisor manages the day-to-day operations of, and provides investment management services to NHT. As consideration for the Advisor’s services, NHT pays to the Advisor an Advisory Fee at an annualized rate of 1.00% of REIT Asset Value (as defined therein), less certain fee waivers and adjustments, together with reimbursement of certain general and administrative expenses. The Advisory Agreement has an initial term of two years. Following the initial term, the Advisory Agreement will continue in full force and effect, subject to early termination, so long as such continuance is approved at least annually by (i) the board of managers of NHH, and (ii) either (a) the Board or (b) a vote of the Unitholders.

On April 29, 2020, in light of developments related to the outbreak of COVID-19 and corresponding impact on the hospitality industry, the Advisor agreed to waive the Advisory Fee and certain expenses provided for in the Advisory Agreement until operations of NHT and NHH stabilized. On November 25, 2020, the Advisor reinstated the Advisory Fee, however, the Advisor agreed to defer payment of the Advisory Fee until NHT is cash flow positive and can sustain the payments. In August 2023, the REIT commenced repayment of a portion of the accrued Advisory Fees.

Hotel Management Agreements

NHT’s hotel properties are operated pursuant to hotel management agreements (the “Hotel Management Agreements”) between the Manager and the TRS Entities that lease the properties from NHT OP and its subsidiaries. The Hotel Management Agreements require the TRS Entities to pay a base fee to the Manager calculated as a percentage of hotel revenues generated by the hotel operations. In addition, the Hotel Management Agreements sometimes provide that the Manager can earn an incentive fee for meeting certain performance metrics. Neither NHT nor any of its affiliates has any ownership or economic interest in the Manager engaged by the TRS Entities.

GOVERNANCE PRACTICES

A summary of the responsibilities and activities and the membership of each of NHT’s Board committees is set out below. National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies. NHT has reviewed its own corporate governance practices in light of these guidelines. In certain cases, NHT’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for NHT at its current stage of development and, therefore, these guidelines have not been adopted. The Board is committed to sound corporate governance practices in the interest of its Unitholders. NHT will continue to review and implement corporate governance guidelines as the business of NHT progresses.

In accordance with the corporate governance guidelines set out under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the following is a summary of the governance practices of NHT.

Composition of Board of Trustees and Independence

The Board is comprised of four Trustees, a majority of whom are independent Canadian residents. Pursuant to NI 58-101, an independent Trustee is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a Trustee’s independent judgment. NHT has determined that Neil Labatte (Lead Trustee), Graham Senst and Jerry Patava are independent under NI 58-101, and that James Dondero, NHT’s Chief Executive Officer, is not independent. All of the trusteeships and directorships of the Trustees with other public entities are disclosed in the biographical information for each Trustee set out under “Matters to be Considered at the Meeting – 2. Election of Trustees”.

The independent Trustees hold in-camera sessions at the conclusion of each regularly scheduled Board and committee meeting. The Lead Trustee of the Board conducts the in-camera sessions of the Board and the Chair of each committee conducts the in-camera sessions of its committee, as applicable, without management or the other non-independent Trustees present.

Nomination of Trustees

Other than the NexPoint Holders’ nominees nominated pursuant to the Investor Rights Agreement, all Board nominees are nominated by the Compensation, Governance and Nominating Committee, who make such nominations after considering the mix of skills and experience it believes are necessary to further NHT’s goals. The written charter of the Compensation, Governance and Nominating Committee sets out the committee’s responsibilities with respect to nominating Board member candidates, which include to: (i) review annually the competencies, skills and personal qualities of the Board, in light of current and expected future needs; (ii) seek individuals qualified (in the context of the needs of NHT) to become members of the Board; (iii) review and recommend to the Board, the membership and allocation of Board members to the various committees of the Board; and (iv) consider the level of diversity on the Board.

The Compensation, Governance and Nominating Committee will seek prospective candidates who are independent, have recognized functional and industry experience, sound business judgement, high ethical standards, time to devote to the Board and the ability to contribute to the Board’s diversity (with respect to gender, experience, geography, ethnicity and age).

Trustees elected at an annual meeting are elected for a term expiring at the close of the subsequent annual meeting and are eligible for re-election. Trustees appointed by the Trustees between meetings of Unitholders in accordance with the Declaration of Trust are appointed for a term expiring at the close of the next annual meeting and are eligible for election or re-election, as the case may be.

Effective August 31, 2022, upon recommendation of the Compensation, Governance and Nominating Committee, after considering the benefits of a larger Board with new skillsets and experiences, the Board approved the appointment of Jerry Patava as Trustee. Mr. Patava's extensive experience in the hospitality industry and in public company governance will significantly contribute to the Board.

Term Limits

NHT does not impose term limits on its Trustees, as it takes the view that term limits are an arbitrary mechanism for removing Trustees that can result in valuable, experienced Trustees being forced to leave the Board solely because of length of service. NHT is committed to ensuring that its Board is comprised of individuals with appropriate skill sets.

Board Mandate

The mandate of NHT’s Board is one of stewardship and oversight of NHT and its business. In fulfilling its mandate, the Board has adopted a written charter setting out its responsibility for, among other things, (i) participating in the development of and approving a strategic plan for NHT; (ii) supervising the activities and managing the investments and affairs of NHT; (iii) approving major decisions regarding NHT; (iv) defining the roles and responsibilities of management; (v) reviewing and approving the business and investment objectives to be met by management; (vi) assessing the performance of and overseeing management; (vii) reviewing NHT’s debt strategy; (viii) identifying and managing risk exposure; (ix) ensuring the integrity and adequacy of NHT’s internal controls and management information systems; (x) succession planning; (xi) establishing committees of the Board, where required or prudent, and defining their mandate; (xii) maintaining records and providing reports to Unitholders; (xiii) ensuring effective and adequate communication with Unitholders, other stakeholders and the public; (xiv) determining the amount and timing of distributions to Unitholders; and (xv) acting for, voting on behalf of and representing NHT as a holder of interests of certain of its subsidiaries. A copy of the Board’s written charter is attached to this Information Circular as Appendix G.

Position Descriptions

Chair of the Board, Lead Trustee and Committee Chairs

The Board has adopted a written position description for the Chair of the Board and the Lead Trustee (for instances where the Chair of the Board is not independent within the meaning of NI 58-101), which sets out the Chair’s and the Lead Trustee’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and Unitholder meetings, Trustee development and communicating with Unitholders and regulators. The Board has also adopted a written position description for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee members and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Chief Executive Officer

The Board has adopted a written position description and mandate for the Chief Executive Officer of NHT which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of NHT, to lead the implementation of the resolutions and the policies of the Board and to communicate with Unitholders and regulators.

Orientation and Continuing Education

New Trustees

When new Trustees are elected to the Board, they can be expected to participate in an orientation program. The orientation program will familiarize new Trustees with NHT’s business and operations, including structure, operations, and risks. They will be briefed on the role of the Board, its committees and the contributions individual Trustees are expected to make. New Trustees can also be expected to receive an orientation package containing all committee mandates and charters, copies of NHT’s policies and other background information on NHT’s business, operations and risks.

Continuing Education

NHT’s continuing education program for its Trustees involves the ongoing evaluation by the Compensation, Governance and Nominating Committee of the skills and competencies of existing Trustees. The Board is currently comprised of highly qualified and experienced Trustees with impressive levels of skill and knowledge. The Trustees are seasoned business executives, directors or professionals with considerable experience, including as directors or trustees of other public companies. The Compensation, Governance and Nominating Committee continually monitors the composition of the Board and will recommend the adoption of a formal continuing education program should it be determined to be necessary.

Ethical Business Conduct

NHT has adopted a written code of business conduct and ethics (the “Code of Conduct”) that applies to all Trustees, officers, and management of NHT and its subsidiaries. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of NHT and its subsidiaries. The Code of Conduct addresses compliance with laws, rules and regulations, conflicts of interest, corporate opportunities, protecting NHT’s assets, confidentiality, information protection, competition and fair dealing with securityholders, gifts and entertainment, payments to government personnel, lobbying, discrimination and harassment, health and safety, accuracy of records and reporting and use of e-mail and Internet services. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to NHT’s best interests or that may give rise to real, potential, or the appearance of, conflicts of interest. The Board has the ultimate responsibility for the stewardship of the Code of Conduct.

In order to ensure compliance with the Code of Conduct, NHT personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Employees may report violations of the Code of Conduct anonymously. It is the policy of NHT not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing it is false.

Board Committees

The Board has established two committees: the Audit Committee and the Compensation, Governance and Nominating Committee.

Audit Committee

The Audit Committee consists of four Trustees, all of whom are persons determined by NHT to be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”), and a majority of whom are persons determined by NHT to be Independent Trustees within the meaning of NI 52-110.

The Audit Committee is currently comprised of Graham Senst (Chair), Neil Labatte, Jerry Patava and James Dondero. Mr. Senst, Mr. Labatte and Mr. Patava have been determined by NHT to be independent and are residents of Canada. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For details regarding the relevant education and experience of each member of the Audit Committee, see “Matters to be Considered at the Meeting – 2. Election of Trustees”.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities. A copy of the Audit Committee’s written charter is attached to this Information Circular as Appendix H. The Audit Committee has direct communication channels with the Chief Financial Officer and the external auditors of NHT to discuss and review such issues as the Audit Committee may deem appropriate.

Part 6 of NI 52-110 exempts issuers listed on the TSXV from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI-52-110. As a result, all of the members of the Committee are not required to be independent within the meaning of NI 52-110; however, NHT is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular.

Audit Committee Oversight

At no time since the commencement of NHT’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of NHT’s most recently completely financial year has NHT relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s written charter.

External Auditor Service Fees (By Category)

The aggregate fees billed by NHT’s external auditors in the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fee	Audit Related Fees	Tax Fees	All Other Fees
2023	$473,360	$0	$148,578	$0
2022	$284,000	$0	$172,200	$0

Compensation Governance and Nominating Committee

The Compensation, Governance and Nominating Committee must be comprised of at least three Trustees, a majority of whom must be persons determined by the Board to be independent Trustees and a majority of whom must be residents of Canada. The Compensation, Governance and Nominating Committee is charged with reviewing, overseeing and evaluating the compensation, corporate governance and nominating policies of NHT. The Compensation, Governance and Nominating Committee is currently comprised of Neil Labatte (Chair), Graham Senst, Jerry Patava and James Dondero. Mr. Senst, Mr. Labatte and Mr. Patava have been determined by NHT to be independent within the meaning of NI 52-110 and are residents of Canada.

INDEBTEDNESS OF TRUSTEES AND OFFICERS

None of the Trustees, executive officers, employees, former executive officers or former employees of NHT or any of its subsidiaries, and none of their respective associates, is or has at any time since the beginning of the most recently completed financial year been indebted to NHT or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by NHT or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, none of the Trustees or executive officers of NHT who have been a Trustee or executive officer at any time since the beginning of NHT’s last financial year, none of the proposed nominees for election as Trustees of NHT, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and below, to the knowledge of the Trustees of NHT, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of NHT, no proposed Trustee of NHT and no known associate or affiliate of any such informed person or proposed Trustee, since the commencement of the year ended December 31, 2023, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect NHT or any of its subsidiaries.

In connection with NHT’s initial public offering, NHT acquired its portfolio of 11 hotel properties, in part, from certain principals and affiliates of the Advisor, including James Dondero (the “Initial Contribution”). Details of the Initial Contribution are set forth in NHT’s final initial public offering prospectus dated March 27, 2019 available on the SEDAR+ website at www.sedarplus.ca.

On March 29, 2019, NHT entered into the Advisory Agreement with the Advisor, an entity affiliated with certain named executive officers, including James Dondero. The Advisory Agreement is available on the SEDAR+ website at www.sedarplus.ca.

NexPoint Real Estate Opportunities LLC (“NREO”), an entity indirectly controlled by James Dondero, loaned NHT an aggregate of $2,643,000 evidenced by two promissory notes dated as of January 8, 2019 and one promissory note dated as of May 6, 2019 for general working capital purposes (the “Advance”). The Advance carried an interest rate of 2.06% per annum and matured on January 8, 2020.

On December 27, 2019, NREO, redeemed 13,370,573 Class B Units and received 13,370,573 Units as consideration (the “Redemption”). Following the Redemption, NREO distributed 13,370,573 Units as a dividend to NexPoint Strategic Opportunities Fund, an entity indirectly controlled by James Dondero. The early warning report related to the Redemption is available on the SEDAR+ website at www.sedarplus.ca.

On February 10, 2020, NHT completed a non-brokered private placement offering, pursuant to which certain existing unitholders of NHT purchased an aggregate of 850,705 Units (the “Private Placement”) for aggregate gross proceeds of $4,253,525. Certain subscribers in the Private Placement are directly or indirectly controlled by certain named executive officers, including James Dondero and Jesse Blair. A news release containing the particulars of the Private Placement is available on the SEDAR+ website at www.sedarplus.ca.

On October 14, 2020, NHT entered into an indemnification agreement with, inter alia, the Advisor pursuant to which the Advisor or funds advised by it or its affiliates agreed to fully fund the Settlement Payments (other than the first payment, which was paid out of funds that were being held in escrow for the Condor Transaction) totaling $4,750,000 and indemnify NHT and its subsidiaries for any losses incurred in relation to the Settlement Agreement.  In exchange for funding the Settlement Payments, CDOR Option Sub agreed to issue the CDOR Loans to NFRO, the entity funding the Settlement Payments.

On March 30, 2020, NHT announced that one of its subsidiaries had, between November 2020 and January 2021, issued convertible notes (the “Notes”) in the aggregate principal amount of $5.4 million to an affiliate of NHT’s Advisor for general working capital purposes. The Advisor is affiliated with certain named executive officers, including James Dondero. The Notes carry an interest rate of 2.25% per annum, and are convertible into Class B Units at the option of the noteholder in its sole discretion. Any conversion of the Notes is subject to any required approval of the TSXV.

Between September 2019 and September 2022, the REIT received 56 loans from entities controlled or managed by James Dondero in the aggregate amount of approximately $87 million (the “Loans”). The TSXV has requested that the REIT make certain amendments to the Loans.

OTHER BUSINESS

The Trustees are not aware of any matters intended to come before the Meeting other than those items of business set forth in the Notice of Meeting accompanying this Information Circular.  If any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy and voting instruction form to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in NHT’s financial statements and NHT’s MD&A for the year ended December 31, 2023. Copies of NHT’s financial statements for the year ended December 31, 2023, together with the auditors’ report thereon, the MD&A and this Information Circular are available upon written request to NHT (at NexPoint Hospitality Trust 300 Crescent Court, Suite 700, Dallas, Texas 75201 USA, Attention: Brian Mitts, Chief Financial Officer). NHT may require payment of a reasonable charge if the request is made by a person who is not a Unitholder. These documents and additional information relating to NHT may also be found on the SEDAR+ website at www.sedarplus.ca and on NHT’s website at www.nexpointhospitality.com.

LEGAL MATTERS

Tuan Olona, LLP will pass upon the validity of the NXDT Common Shares issued in connection with the Transaction and certain other legal matters related to this Information Statement.

EXPERTS

The consolidated financial statements of NexPoint Diversified Real Estate Trust as of and for the years ended December 31, 2023 and 2022 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of NexPoint Diversified Real Estate Trust for the year ended December 31, 2021, incorporated by reference herein, have been audited by Cohen & Company, Ltd., independent registered public accounting firm, as stated in their report, incorporated by reference herein. Such financial statements are incorporated by reference in reliance upon the report of such firm and upon the authority of said firm as experts in accounting and auditing.

APPROVAL OF TRUSTEES

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The contents of this Information Circular and its distribution to Unitholders have been approved by the Board of Trustees.

Dated: December , 2024	BY ORDER OF THE BOARD OF TRUSTEES “James Dondero” Chair of the Board NexPoint Hospitality Trust

CONSENT OF DOANE GRANT THORNTON LLP

TO: THE SPECIAL COMMITTEE OF THE BOARD OF TRUSTEES OF NEXPOINT HOSPITALITY TRUST

Reference is made to the fairness opinion dated November 22, 2024 which Doane Grant Thornton LLP (“Doane Grant Thornton”) prepared (the “Fairness Opinion”) for the special committee of NexPoint Hospitality Trust (the “REIT”) in connection with the proposed transaction pursuant to which the REIT will be dissolved and its subsidiary entities merged with and into entities owned or controlled, directly or indirectly, by NexPoint Diversified Real Estate Trust.

We consent to the inclusion in the management information circular of the REIT dated December      , 2024 (the “Information Circular”) of the Fairness Opinion and a summary of the Fairness Opinion. In providing such consent, Doane Grant Thornton does not intend that any person or persons other than the Special Committee shall be entitled to rely upon the Fairness Opinion.

All terms used but not defined herein have the meanings ascribed thereto in the Information Circular.

DATED at Toronto, Ontario, Canada this 31st day of December, 2024.

(Signed) DOANE GRANT THORNTON LLP

APPENDIX A GLOSSARY OF TERMS

In this Information Circular (including the Appendices hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not (a) prohibit compliance by the Company with the provisions of Section 6.6 of the Merger Agreement or (b) provide for an exclusive right to negotiate with the Company.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, New York or Delaware are authorized or obligated by applicable Law to close.

“Capital Expenditures” as of the date of the Merger Agreement, the budgeted amount of all allowances (including tenant allowances), expenditures and fundings (other than those relating to Development Projects which are shown on the Development Expenditure Budget).

“Chosen Courts” means the Court of Chancery of the State of Delaware and/or any federal court within the State of Delaware.

“Closing” means the closing of the Mergers.

“Closing Date” means the time to be specified by the Parties on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) remotely by exchange of documents and signatures (or their electronic counterparts), or at such other time, date and place as may be mutually agreed to in writing by the Parties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall mean the REIT prior to the formation of New NHT, and shall mean both the REIT and New NHT after the formation of New NHT; provided, that the obligations of the Company hereunder shall be solely the obligations of the REIT unless and until such time as New NHT becomes a Party to the Merger Agreement.

“Company Acquisition Proposal” means any inquiry, indication of interest, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than (a) the Mergers, (b) any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, or (c) any other transaction involving NXDT, the Company and NHT OP): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company or NHT OP; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 20% or more of the consolidated assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or 20% or more of the equity interests in NHT OP; (iv) any tender offer or exchange offer for 20% or more of any class of equity security of the Company or 20% or more of the equity interests in NHT OP; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company or NHT OP and any other Company Subsidiary having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Company Capital Shares” means the New NHT Shares together with the Units.

“Company Charter” means the drafts of the articles of incorporation.

“Company Disclosure Letter” means the separate disclosure letter which has been delivered by the REIT to NXDT in connection with the execution and delivery of the Merger Agreement, including the documents attached to or incorporated by reference in such disclosure letter.

“Company Financial Statements” means the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company Securities Filings.

“Company Material Adverse Effect” means any change, event, state of fact or development that, is or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets, properties or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company, NHT Intermediary, NHT Holdings or NHT OP to consummate the Mergers before the Outside Date; provided, however, that in the case of clause (i) no change, event, state of facts or development resulting from any of the following will be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of the Merger Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including the identity of NXDT and its affiliates, (b) any change, event, state of facts or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates, inflation rates, or exchange rates, or any changes therein, in the United States, Canada or elsewhere or any change, event or development generally affecting one or more of the industries in which the Company or the Company Subsidiaries operate, (c) any change in the market price or trading volume of the securities of the Company; provided, however, that the exception in this clause (c) will not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the TSXV or any other exchange or system of quotations, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law, IFRS or GAAP or interpretation of any of the foregoing, (f) any action taken or not taken to which NXDT has consented in writing, (g) any action expressly required to be taken by the Merger Agreement or taken at the request of NXDT, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of the Merger Agreement; provided, however, that the exception in this clause (h) will not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; and provided, further, that this clause (h) will not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, (i) the commencement, occurrence, continuation, escalation  worsening of any war (declared or undeclared), armed hostilities, political conditions or acts of terrorism, (j) any actions or claims made or brought by any of the current or former securityholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former securityholders or equityholders) arising out of the Merger Agreement or the Mergers or (k) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires, pandemic, epidemic or other natural disasters or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i) and (k), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the United States or Canada in the industries in which the Company and the Company Subsidiaries operate and (y) clause (j) will not apply to the use of Company Material Adverse Effect in Section 4.4 of the Merger Agreement (or (Section 7.2(a) as it relates to Section 4.4 in the Merger Agreement).

“Company Material Contract” means (a) all Contracts, including amendments thereto, required to be filed with the Securities Authorities on or after January 1, 2020, pursuant to Securities Laws have been filed; and (b) each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject that: (i) is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract with a third party; (ii) is a Management Agreement;  (iii) is a Material Company Lease;  (iv) is a Material Company Space Lease; (v) is a franchise, agency, sales promotion, market research, marketing consulting or advertising Contract; (vi) contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage; (vii) evidences Indebtedness for borrowed money or any capitalized lease obligations and other Indebtedness to any Person, (A) in excess of $100,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured or (B) secured by Owned Real Property (such Contracts, the “Existing Loan Documents”); (viii) provides for the purchase, sale, assignment, ground leasing or disposition of or a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by merger, purchase or sale of assets or stock or otherwise, directly or indirectly, any (A) real property (including any Owned Real Property or any portion thereof) or equity interests of any Person or (B) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $200,000; (ix) except for any capital contribution requirements as set forth in the Organizational Documents of any Person set forth in Section 4.17(b)(ix) of the Company Disclosure Letter, or with respect to any Development Project, (A) requires the Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Company Subsidiary or other Person in excess of $100,000 or (B) evidences a loan (whether secured or unsecured) made to, or on behalf of, any other Person in excess of $100,000; (x) relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $250,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary); (xi) with any current executive officer, director or trustee of the Company, as applicable, or any of the Company Subsidiaries, any shareholder of the Company beneficially owning 5% or more of outstanding Company Capital Shares or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing; (xii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a holding transaction; (xiii)   is a severance, or change of control agreement or provides for indemnification or holding harmless of any officer, manager, director, trustee or employee, or is an employment, staffing, independent contractor, professional employer organization, staffing company, temporary employment agency, or leased employee agreement or arrangement, or any collective bargaining agreement;  (xiv) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, with a value in excess of $100,000; or (xv) governs the formation, creation, governance, economics or control of any joint venture, partnership, strategic alliance or other similar arrangement (or sets forth the materials terms thereof) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries; or (xvi) is not described in clauses (i) through (xiv) above and calls for or guarantees (A) aggregate payments by the Company and the Company Subsidiaries of more than $500,000 over the remaining term of such Contract or (B) annual aggregate payments by the Company and the Company Subsidiaries of more than $100,000.

“Company” means the REIT prior to the formation of New NHT, and means both the REIT and New NHT after the formation of New NHT; provided, that the obligations of the Company shall be solely the obligations of the REIT unless and until such time as New NHT becomes a Party to the Merger Agreemen.

“Company Merger” means a merger of New NHT with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger.

“Company Merger Certificate” means the certificate of merger duly executed and filed by New NHT and NXDT Intermediary on the Closing Date.

“Company Merger Effective Time” means the date and time of when the Company Merger will become effective either upon the later of the acceptance for record of the Company Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Company Merger Certificate as may be mutually agreed to by New NHT and NXDT Intermediary and specified in the Company Merger Certificate in accordance with the DLLCA and the DGCL.

“Company Permit” means the franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof.

“Company Securities Filings” means all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by the Company and each Company Subsidiary, as applicable, under the applicable Securities Laws, as the case may be, and any other documents filed by the Company and each Company Subsidiary, as applicable, with the Securities Authorities, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date of the Merger Agreement.

“Company Subsidiary” means any Subsidiary of the Company, including NHT OP and its Subsidiaries.

“Company Termination Fee” means an amount equal to $370,000.

“Conflicted Trustee” means James Dondero, who serves on the Board and the NXDT Board and who has interests that present actual or potential conflicts of interest in connection with the Reorganization, the Mergers and the transactions contemplated by this Agreement.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject.

“Convertible Promissory Notes” means the convertible promissory notes issued by the REIT.

“Deferred Unit” means the deferred trust units granted under the Omnibus Plan and the Deferred Unit Plan.

“Development Expenditures” means as of the date of the Merger Agreement, the budgeted development expenses of the Company and the Company Subsidiaries through December 31, 2024.

“Development Expenditure Budget” means the Company’s budget with respect to Development Expenditures, as described on Section 4.13(c)(iii) of the Company Disclosure Letter.

“Development Projects” means as of the date of the Merger Agreement, the Development Expenditures by Owned Real Property, in connection with renovations, construction projects, restorations, developments and redevelopments and any projects.

“Enforcement Expenses” means an amount up to $105,000.

“Exchange Ratio” means a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

“Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Holdings Merger” means a merger of NHT Holdings with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger.

“Holdings Merger Certificate” means the certificate of merger duly executed and filed by NHT Holdings and NXDT Intermediary on the Closing Date.

“Holdings Merger Effective Time” means the date and time of when the Holdings Merger will become effective either upon the later of the acceptance for record of the Holdings Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Holdings Merger Certificate as may be mutually agreed to by NHT Holdings and NXDT Intermediary and specified in the Holdings Merger Certificate of Merger in accordance with the DLLCA.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees (or arrangements having the economic effect of a guarantee) of another Person in respect of any items set forth in clauses (a) through (d), (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c) and (g) all obligations issued, undertaken or assumed as the deferred purchase price for any property of assets. For the avoidance of doubt, “Indebtedness” will not include any liability for Taxes and will not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

“Intermediary Merger” means a merger of NHT Intermediary with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger.

“Intermediary Merger Certificate” means the certificate of merger duly executed and filed by New NHT and NXDT Intermediary on the Closing Date.

“Intermediary Merger Effective Time” means the date and time of when the Intermediary Merger will become effective either upon the later of the acceptance for record of the Intermediary Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Intermediary Merger Certificate as may be mutually agreed to by NHT Intermediary and NXDT Intermediary and specified in the Intermediary Merger Certificate in accordance with the DLLCA.

“Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of the Merger Agreement, which (a) was unknown to (or, if known, the consequences of which were not known or reasonably foreseeable by) the Board as of or prior to the date of the Merger Agreement and (b) becomes known to or by the Board prior to the receipt of the Requisite Vote; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) changes in the market price or trading volume of the Units or the fact that the REIT meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (i)) and (ii) any event, development or change in circumstances with respect to NXDT or NXDT OP.

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

“Management Agreements” means any (i) property management, asset management, investment management or similar management agreements entered into by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary manages or operates any owned real property or leased real property on behalf of any third party, and each amendment, guarantee, license or similar Contracts related thereto and (ii) any agreement pursuant to which any third party manages any Owned Real Property, Company Leased Real Property or Company Space Lease, and each amendment, guarantee, license or similar Contracts related thereto.

“Material Company Lease” means any lease, sublease, ground lease or occupancy agreement of real property under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity and (a) that provides for annual rentals of $50,000 or more or (b) relates to real property comprising more than 5,000 square feet of space; provided that any such lease, sublease, ground lease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries will not constitute a Material Company Lease.

“Material Company Space Lease” means any Company Space Lease (a) that provides for annual rentals of $75,000 or more or (b) that relates to real property comprising more than 5,000 square feet of space; provided that any Company Space Lease solely between the Company and any Company Subsidiary or solely between Company Subsidiaries will not constitute a Material Company Space Lease.

“Merger Agreement” means the agreement and plan of merger dated November 22, 2024 by and among NXDT, NXDT OP, NXDT Intermediary, the REIT, NHT Intermediary, NHT Holdings, NHT OP and New NHT including all schedules annexed hereto, together with the Company Disclosure Letter and the NXDT Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“New NHT Board” means the board of directors of New NHT which will initially consist of Dustin Dulin, or such other individual or individuals as may be mutually agreed to by the Parties.

“New NHT Shares” means the 100,000,000 shares of common stock that New NHT will be authorized to issue up to.

“NHT Holdings Interests” means the limited liability company interests in NHT Holdings.

“NHT Intermediary Interests” means the limited liability company interests in NHT Intermediary.

“NHT OP LLC Agreement” means the limited liability company agreement of NHT OP, as in effect as of the date hereof and together with all amendments thereto.

“NHT OP Units” means the approximately 99.3% of the outstanding units of limited partnership interest in NHT OP indirectly owned by the REIT.

“NXDT Board” means the board of trustees of NXDT.

“NXDT Common Shares” means common shares, par value $0.001 per share, of NXDT.

“NXDT Disclosure Letter” means the disclosure letter which has been delivered by NXDT to the Company in connection with the execution and delivery of the Merger Agreement, including the documents attached to or incorporated by reference in such disclosure letter.

“NXDT Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the ability of NXDT or NXDT OP to consummate the Mergers before the Outside Date.

“NXDT Parties” means NXDT, NXDT Intermediary, NXDT Merger Sub and NXDT OP.

“NXDT Termination Amount” means an amount equal to $370,000.

“Operating Partnership Exchange Ratio” means a number of limited partnership interests of NXDT OP, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

“Operating Partnership Merger” means a merger of NHT OP with and into NXDT Merger Sub, with NXDT Merger Sub being the surviving entity in such merger.

“Operating Partnership Merger Certificate” means the certificate of merger duly executed and filed by NHT OP and NXDT Merger Sub on the Closing Date.

“Operating Partnership Merger Effective Time” means the date and time of when the Operating Partnership Merger will become effective either upon the filing of the Operating Partnership Merger Certificate with the DSOS or such other date and time as may be mutually agreed to by NHT OP and NXDT Merger Sub and specified in the Operating Partnership Merger Certificate in accordance with the DRULPA.

“Organizational Documents” means, with respect to any entity, (a) if such entity is a corporation, such entity’s certificate or articles of incorporation, bylaws and similar organizational documents, as amended and in effect on the date hereof, (b) if such entity is a limited liability company, such entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such entity is a trust, such entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such entity is a limited partnership, such entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Owned Real Property” means the common street address for all real property owned by the Company or any Company Subsidiary in fee as of the date of the Merger Agreement, and the Company Subsidiary owning such real property.

“Party” means each of the Company, NHT OP, NHT Intermediary, NHT Holdings, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub.

“Permit” has the meaning ascribed to it in the definition of “Company Permits”.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (b) statutory mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens, in each case of this clause (c) arising or incurred in the ordinary course for amounts which are not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (d) Liens for which title insurance coverage pursuant to a title policy held by the Company or a Company Subsidiary has been obtained, (e) easements whether or not shown by the public records, overlaps, encroachments and any Liens not of record that are shown on a survey provided by the Company to NXDT (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (f) Liens securing Indebtedness for borrowed money existing as of the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.1 of the Merger Agreement, (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities (excluding Liens under ERISA or Section 430 of the Code), including zoning regulations, use restrictions and building codes, (i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in policies or commitments of title insurance that have been provided by the Company to NXDT and that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of the property or asset affected by the applicable Lien, and (j) Liens, rights or obligations created by or resulting from the acts or omission of NXDT, NXDT OP or any of their respective affiliates and their and their respective affiliates’ investors, lenders, employees, officers, directors, trustees, members, stockholders, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Public Unitholders” means the holders of Units other than NXDT and its Subsidiaries and any other person who holds Units in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the transactions contemplated by this Agreement.

“Recommendation” means the recommendation of the Board with the Conflicted Trustee abstaining (acting on the recommendation of the Special Committee), to the holders of the Units to vote in favor of the Company Merger and the Reorganization so that the REIT may obtain the Requisite Vote.

“Reorganization” means the reorganization transaction, pursuant to which (i) each Unitholder will either (a) contribute all of such Unitholder’s equity interests in the REIT to New NHT in exchange for common shares of New NHT, or (b) have all of such Unitholder’s equity interests in the REIT redeemed for cash, and, immediately thereafter, (ii) New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT.

“Reorganization Effective Time” means the time immediately prior to the consummation of the Mergers.

“Requisite Vote” means a simple majority of the votes cast by Public Unitholders present in person or represented by proxy at the Unitholders’ Meeting and a special resolution of the Unitholders, being the affirmative vote of the holders of more than 66⅔% of the Units present in person or represented by proxy at the Unitholders’ Meeting. Such votes are the only votes required of the holders of any shares of stock or other equity securities of the REIT to approve the Reorganization, the Company Merger and the other transactions contemplated by the Merger Agreement.

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States.

“Subsidiary” means, with respect to a Person, another Person at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “20%” will be replaced by “50%”) made by a third party on terms that the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (a) would result, if consummated, in a transaction that is more favorable to the Unitholders (solely in their capacity as such) from a financial point of view than the Company Merger and (b) is reasonably likely to be consummated, in each case, after taking into account (i) the financial, legal, regulatory and any other aspects of such proposal, including any financing conditions or the reliability of debt or equity funding commitments, (ii) the likelihood and timing of consummation (as compared to the Company Merger) and (iii) any changes to the terms of the Merger Agreement proposed by NXDT and any other information provided by NXDT (including pursuant to Section 6.6 of the Merger Agreement).

“Tax” (and, with correlative meanings, “Taxable” and “Taxing”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar), alternative or add-on minimum or any other Tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax imposed by any Governmental Entity, whether disputed or not.

“Tax Return” means any return, report, document, declaration or similar statement filed or required to be filed with any Governmental Entity with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment thereto.

“Transaction Litigation” means all lawsuits or other legal proceedings against the Company or any Company Subsidiary or any of its affiliates relating to or challenging the Merger Agreement or the consummation of the Mergers.

“Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

“Unvested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the REIT’s Omnibus Plan and the Deferred Unit Plan, and which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Unvested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Vested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the REIT’s Omnibus Plan and the Deferred Unit Plan, and which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

“Vested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

APPENDIX B RESOLUTION REGARDING APPROVAL OF AMENDMENTS TO COVID LOANS

BE IT RESOLVED THAT:

1.	The Amendments to the COVID Loans, as more particularly described in the REIT’s Information Circular dated December , 2024, are hereby approved and authorized.

2.

Any one or more trustees or officers of the REIT are hereby authorized and directed to execute, deliver, register and file in the name and on behalf of the REIT, any certificates, instruments, agreements, notices, affidavits, supporting material and other documents, and to obtain any required consents, approvals and to do any other acts and things as in the opinion of such person(s) may be necessary or desirable to give full effect to the above resolutions, to facilitate all matters relating to those resolution and to allow the execution and delivery of any and all such other agreements, documents and instruments and the performance or causing the performance of any and all such other acts and things to be conclusive evidence of such determination.

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APPENDIX C RESOLUTION REGARDING APPROVAL OF AMENDMENTS TO CDOR LOANS

BE IT RESOLVED THAT:

1.	The Amendments to the CDOR Loans, as more particularly described in the REIT’s Information Circular dated December , 2024, are hereby approved and authorized.

2.

Any one or more trustees or officers of the REIT are hereby authorized and directed to execute, deliver, register and file in the name and on behalf of the REIT, any certificates, instruments, agreements, notices, affidavits, supporting material and other documents, and to obtain any required consents, approvals and to do any other acts and things as in the opinion of such person(s) may be necessary or desirable to give full effect to the above resolutions, to facilitate all matters relating to those resolution and to allow the execution and delivery of any and all such other agreements, documents and instruments and the performance or causing the performance of any and all such other acts and things to be conclusive evidence of such determination.

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APPENDIX D FORM OF TRANSACTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE UNITHOLDERS OF NEXPOINT HOSPITALITY TRUST THAT:

1.

The transactions contemplated in the agreement and plan of merger (the “Merger Agreement”) among NexPoint Diversified Real Estate Trust (“NXDT”), NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NXDT Intermediary, LLC (“NXDT Intermediary”) NXDT Hospitality Holdco. LLC, NexPoint Hospitality Trust (the “REIT”), NHT Intermediary, LLC, NHT Holdings, LLC and NHT Operating Partnership, LLC made as of November 22, 2024 (as it may be or may have been amended in accordance with its terms) including, without limitation, (i) the reorganization of the REIT, pursuant to which each holder of trust units of the REIT (the “Unitholders”) will elect to either (a) contribute all of such Unitholder’s equity interests in the REIT to NexPoint Hospitality Trust, Inc., a newly formed Delaware corporation (“New NHT”) in exchange for common shares of New NHT, or (b) have all of such Unitholder’s equity interests in the REIT redeemed for cash as described in and in accordance with, the proposed amendments to the Declaration of Trust (in the form attached as Appendix D to the accompanying information circular), and, immediately thereafter, New NHT shall cause the REIT to be wound up and liquidated, distributing its assets and liabilities to New NHT; and (ii) the merger of New NHT with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity, the whole as more particularly described and set forth in the management information circular of the REIT dated December    , 2024 accompanying the notice of this meeting, are hereby approved and authorized in all respects;

2.

The proposed amendments to the Declaration of Trust as set forth in Exhibit “A” hereto are hereby approved and authorized in all respects. Any one or more trustees or officers of the REIT are authorized, without further notice to or approval of the Unitholders, to approve such other amendments to the Declaration of Trust as may be necessary or desirable in their discretion in order to permit the transactions contemplated in the Merger Agreement and as otherwise may be necessary or desirable in their discretion in order to give effect to the transactions contemplated in the Merger Agreement or in order to give effect to this Special Resolution;

3.

The Merger Agreement, the actions of the trustees of the REIT in approving the Merger Agreement, and the actions of the trustees and officers of the REIT in executing and delivering the Merger Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved;

4.

Any trustee or officer of the REIT be and is hereby authorized and directed to execute on behalf of the REIT and to deliver and to cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing;

5.

Notwithstanding that this resolution has been passed by the Unitholders, the board of trustees of the REIT (with Mr. Dondero declaring his interest in the Amendments and abstaining from voting), are authorized, without further notice to or approval of the Unitholders to: (a) amend the Merger Agreement to the extent permitted by the Merger Agreement; and/or (b) terminate the Merger Agreement and to not proceed with the transactions contemplated therein to the extent permitted by the Merger Agreement; and

6.	All capitalized terms not otherwise defined in this Special Resolution have the meanings ascribed thereto in the management information circular of the REIT dated December , 2024.

EXHIBIT “A” TO THE TRANSACTION RESOLUTION CONTAINED ON APPENDIX D
AMENDMENTS TO DECLARATION OF TRUST

Section 1.1. Definitions and Interpretation shall be amended to include the following:

“Final Redemption” means, in connection with the Reorganization, the redemption of those Units for which a Unitholder has submitted a Letter of Transmittal and Election and has elected to have such Units redeemed for cash by the Trust in consideration of payment of the Unit Redemption Price;

“Final Redemption Date” means the date on which the Reorganization Effective Time occurs or such other date as agreed to in writing by the parties to the Merger Agreement, which in no event shall occur later than twenty-four (24) months after the date of the Merger Agreement;

“Letter of Transmittal and Election” means the letter of transmittal and election that will be sent to all Registered Unitholders in advance of the Meeting in connection with the  Reorganization, pursuant to which Unitholders will elect to either (a) contribute all of such Unitholder’s equity interests in the Trust to New NHT in exchange for shares of common stock of New NHT (which will subsequently be converted into common shares of NXDT), or (b) have all such Unitholder’s equity interests in the Trust redeemed for cash by the Trust in consideration of payment of the Unit Redemption Price.

“New NHT” means NexPoint Hospitality Trust, Inc.

“Meeting” means such meeting or meetings of Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Transaction Resolution;

“Mergers” has the meaning ascribed thereto in the Merger Agreement;

“Merger Agreement” means the agreement and plan of merger dated November 22, 2024 by and among the Trust, NXDT, NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NXDT Intermediary, LLC, NXDT Hospitality Holdco, LLC, NHT Intermediary, LLC, NHT Holdings, LLC and NHT Operating Partnership, LLC, with respect to the Transaction, as may be amended from time to time in accordance with its terms;

“NXDT” means NexPoint Diversified Real Estate Trust;

“Registered Unitholders” means Unitholders whose names are on the records of the Trust as the registered holders of Units;

“Reorganization” has the meaning ascribed thereto in the Merger Agreement;

“Reorganization Effective Time” has the meaning ascribed thereto in the Merger Agreement;

“Transaction” means the Reorganization and the Mergers as set forth in the Merger Agreement.

“Transaction Resolution” means the resolutions approving certain transactions contemplated in the Merger Agreement., including, without limitation, the Reorganization and the Mergers.

“Unit Redemption Price” means US$0.36 per Unit.

Paragraph (z) of Section 4.2 Specific Powers and Authorities shall be added and read as follow:

(z)

to make any filings, execute and deliver any documents, instruments or agreements, including, for greater certainty, executing a power of attorney, or take any action in relation to the Final Redemption, the Reorganization, the Merger Agreement and the termination of the Trust.

Section 7.24 Completion of the Reorganization shall be added and read as follows:

Section 7.24 Completion of the Reorganization

(a)

Registered Unitholders that have either: (i) completed and submitted a Letter of Transmittal and Election and elected to receive shares of common stock of New NHT in connection with the Reorganization; or (ii) failed to complete and submit the Letter of Transmittal and Election in accordance with the instructions set out therein, will be deemed to have contributed all of such Unitholder’s Units to New NHT in exchange for shares of common stock of New NHT in accordance with the terms of the Merger Agreement (the “Unit Contribution”) and will cease to have rights as Unitholders of the Trust and, upon the issuance of shares of common stock of New NHT to such Unitholders, the Trust and the Trustees shall be discharged from all liability to such former Unitholders.

(b)

(i) At the Reorganization Effective Time, the Trust shall effect the Final Redemption. In furtherance of the foregoing, the Trust shall cause to be delivered to the Registered Unitholders for which, in completing and submitting the Letter of Transmittal and Election, have elected to have all such Unitholder’s Units redeemed for cash by the Trust in consideration of payment of the Unit Redemption Price, a cheque or a wire transfer in United States currency representing the Unit Redemption Price. Payments made by the Trust or its agents of the Unit Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment or upon transmission of said wire transfer, as applicable. Upon such payment, such Unitholders will cease to have rights as Unitholders of the Trust and the Trust and the Trustees shall be discharged from all liability to such former Unitholders. Under no circumstances will interest be paid to any holder on any payment to be made hereunder, regardless of any delay in making such payment.

(ii) All Units that are redeemed on the Final Redemption Date at the Reorganization Effective Time shall be cancelled at such time and such Units shall no longer be outstanding and shall not be reissued and the holders thereof shall no longer be considered Unitholders of the Trust or entitled to any rights as Unitholders including any right to receive distributions or other amounts from the Trust, but shall only be entitled to receive the Unit Redemption Price.

(iii) Upon completion of the Unit Contribution and Final Redemption, New NHT shall cause the Trust to be wound up and liquidated and New NHT shall assume all of the Trust’s assets and liabilities.

Section 7.25 Dissent Rights shall be added and read as follows:

Section 7.25 Dissent Rights

(a)	Subject to this Section 7.25, any Registered Unitholder may dissent in respect of the Reorganization.

(b)

In addition to any other right the Registered Unitholder may have, a Registered Unitholder who complies with Section 7.25 is entitled, after the Reorganization Effective Time, to be paid by the Trust the fair value of the Units held by the Registered Unitholder, determined as of the close of business on the day before the Transaction Resolution was adopted.

(c)

A dissenting Registered Unitholder may only claim under this Section 7.25 with respect to all of the Units held by the Registered Unitholder and registered in the name of the dissenting Registered Unitholder at the record date set by the Trust in respect of the Meeting.

(d)

A dissenting Registered Unitholder shall send to the Trust, at least two days prior to the Meeting, a written objection to the Transaction Resolution, unless the Trust did not give notice to the Registered Unitholder of the purpose of the Meeting and of the Registered Unitholder’s right to dissent.

(e)

The Trust shall, within ten days after the Registered Unitholders adopt the Transaction Resolution, send to each Registered Unitholder who has filed the objection referred to in Section 7.25(d) notice that the Transaction Resolution has been adopted, but such notice is not required to be sent to any Registered Unitholder who voted for or abstained from voting for the Transaction Resolution or who has withdrawn its objection (and, for greater certainty, a Registered Unitholder who voted for or abstained from voting for the Transaction Resolution or who has withdrawn its objection will not be considered a dissenting Registered Unitholder).

(f)

A dissenting Registered Unitholder entitled to receive notice under Section 7.25(e) shall, within twenty days after receiving such notice, or, if the dissenting Registered Unitholder does not receive such notice, within twenty days after learning that the Transaction Resolution has been adopted, send to the Trust a written notice containing:

(i)	the dissenting Registered Unitholder’s name and address;

(ii)	the number of Units in respect of which the dissenting Registered Unitholder dissents; and

(ii)	a demand for payment of the fair value of such Units.

(g)

Not later than the thirtieth day after the sending of a notice under Section 7.25(f), a dissenting Registered Unitholder shall send the Unit Certificates representing the Units held by the Registered Unitholder to the Trust or its transfer agent.

(h)	A dissenting Registered Unitholder who fails to comply with Section 7.25(g) has no right to make a claim under this Section 7.25.

(i)

The Trust or its transfer agent shall endorse on any Unit Certificate received under Section 7.25(g) a notice that the Registered Unitholder is a dissenting Registered Unitholder under this Section 7.25 and shall return forthwith the Unit Certificates to the dissenting Registered Unitholder.

(j)

On sending a notice under Section 7.25(f), a dissenting Registered Unitholder ceases to have any rights as a Registered Unitholder other than the right to be paid the fair value of the Units as determined under this Section 7.25 except where:

(i)	the dissenting Unitholder withdraws the notice before the Trust makes an offer under Section 7.25(l);

(ii)	the Trust fails to make an offer in accordance with Section 7.25(l) and the dissenting Registered Unitholder withdraws the notice; or

(iii)

the Merger Agreement is terminated,

in which case the dissenting Registered Unitholder’s rights are reinstated as of the date the dissenting Registered Unitholder sent the notice referred to in Section 7.25(f).

(k)

Registered Unitholders who properly exercise their dissent rights shall be deemed to have transferred their Units to the Trust as of the Reorganization Effective Time without any further act or formality on such Registered Unitholder’s part, and in consideration therefor, the Trust shall be deemed to have issued to such Registered Unitholder a debt-claim to be paid the fair value of those Units in accordance with this Section 7.25 and, in respect of the Units so deemed to be transferred:

(i) the dissenting Registered Unitholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to the Trust; and (ii) such Units shall be cancelled by the Trust and the register of Unitholders shall be revised accordingly.

(l)

The Trust shall, not later than seven days after the later of the day on which the action approved by the Transaction Resolution is effective or the day the Trust received the notice referred to in Section 7.25(f), send to each dissenting Registered Unitholder who has sent such notice a written offer to pay for the dissenting Registered Unitholder’s Units in an amount considered by the Board (with conflicted trustees abstaining) to be the fair value, accompanied by a statement showing how the fair value was determined.

(m)	Every offer made under Section 7.25(l) for Units shall be on the same terms.

(n)

The Trust shall pay for the Units of a dissenting Registered Unitholder within 10 days after an offer made under Section 7.25(l) has been accepted, but any such offer lapses if the Trust does not receive an acceptance thereof within 30 days after the offer has been made.

(o)

Where the Trust fails to make an offer under Section 7.25(l), or if a dissenting Registered Unitholder fails to accept an offer, the Trust may, within 50 days after the action approved by the Transaction Resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Units of any dissenting Registered Unitholder.

(p)

If the Trust fails to apply to a court under Section 7.25(o), a dissenting Registered Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

(q)	The court where an application under Sections 7.25(o) or 7.25(p) may be made is the Ontario Superior Court of Justice (Commercial List).

(r)	A dissenting Registered Unitholder is not required to give security for costs in an application made under Sections 7.25(o) or 7.25(p).

(s)	On an application under Sections 7.25(o) or 7.25(p):

(i)	all dissenting Registered Unitholders whose Units have not been purchased by the Trust shall be joined as parties and bound by the decision of the court; and

(ii)

the Trust shall notify each affected dissenting Registered Unitholder of the date, place and consequences of the application and of the dissenting Registered Unitholder’s right to appear and be heard in person or by counsel.

(t)

On an application to a court under Sections 7.25(o) or 7.25(p), the court may determine whether any other person is a dissenting Registered Unitholder who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting Registered Unitholders.

(u)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of the dissenting Registered Unitholders.

(v)

The final order of a court in the proceedings commenced by an application under Sections 7.25(o) or 7.25(p) shall be rendered against the Trust in favour of each dissenting Registered Unitholder and for the amount of the Units as fixed by the court.

(w)	The provisions of Section 12.6 shall apply mutatis mutandis to any payment to a Registered Unitholder under this Section 7.25.

(x)

Following the termination of the Trust in connection with the Reorganization, all of the obligations of the Trust under this Section 7.25 shall be assumed by NXDT and its subsidiaries, as successors to the Trust.

Section 14.8 Authorization of Trustee(s) shall be added and read as follows:

Section 14.8 - Authorization of Trustee(s)

Any Trustee is authorized, without further notice to or approval of the Unitholders, to approve such other amendments to this Declaration of Trust as are in his, her or its discretion necessary or desirable in order to permit the Final Redemption and as otherwise may be necessary or desirable in order to give effect to the Transaction and the Merger Agreement.

Section 16.4 Procedure Upon Termination shall be deleted in its entirety.

APPENDIX E FAIRNESS OPINION

NexPoint Hospitality Trust

Fairness Opinion

Opinion Date:          November 22, 2024

Doane Grant Thornton LLP 11th Floor 200 King Street West, Box 11 Toronto, ON M5H 3T4 T +1 416 366 0100 F +1 416 360 4949

Special Committee of the Board of Trustees of NexPoint Hospitality Trust c/o Goodmans LLP 34th Floor, 333 Bay Street, Toronto M5H 2S7 Attention: Neil Labatte, Jerry Patava, and Graham Senst

November 22, 2024

Dear Sirs:

FAIRNESS OPINION

We understand that NexPoint Diversified Real Estate Trust (“NXDT”) is considering a transaction (the “Proposed Transaction”) among:

●

NXDT, NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (“NXDT OP”), NXDT Hospitality Holdco, LLC (“NXDT Merger Sub”) and NXDT Intermediary, LLC (“NXDT Intermediary” and, collectively with NXDT, NXDT OP, and NXDT Merger Sub, the “NXDT Parties”); and

●

NexPoint Hospitality Trust (“NHT” or the “Trust”), NHT Intermediary, LLC (“NHT Intermediary”), NHT Holdings, LLC (“NHT Holdings”), and NHT Operating Partnership, LLC (“NHT OP” and together with NHT, NHT Intermediary, NHT Holdings, and NHT OP, the “NHT Parties”),

pursuant to which NexPoint Hospitality Trust, Inc. (“New NHT”)(an entity to be formed by NHT), NHT Intermediary and NHT Holdings would merge with and into NXDT Intermediary, a wholly owned subsidiary of NXDT formed for the purpose of consummating the Proposed Transaction, with NXDT Intermediary as the surviving entity, and NHT OP would merge with and into NXDT Merger Sub, with NXDT Merger Sub as the surviving entity. Prior to the consummation of the foregoing mergers, it is contemplated that NHT would undergo a reorganization transaction (the “Reorganization”), pursuant to which the existing unitholders (the “Unitholders”) of NHT would, at their election, exchange each trust unit of NHT for either US$0.36 cash or one (1) common share of New NHT, a newly formed Delaware corporation. Following the Reorganization, each common share of New NHT issued pursuant to the transactions described above, will be exchanged for a portion of a common share of NXDT with a value of US$0.36 (the “Consideration”).

We enclose our fairness opinion (the “Fairness Opinion” or “Opinion”) providing our conclusion as to the fairness, from a financial point of view, of the consideration to be paid to the Unitholders of NHT in connection with the Proposed Transaction.

1.0	Engagement of Doane Grant Thornton LLP

1.01

Doane Grant Thornton LLP (“Doane Grant Thornton”) was retained by the Special Committee (the “Committee”) of the Board of Trustees (the “Board”) of NHT pursuant to an Engagement Letter dated September 26, 2024 (the “Engagement Agreement”). The fee to be received in relation to Doane Grant Thornton’s preparation of the Fairness Opinion is based on the professional time required for Doane Grant Thornton to render the Fairness Opinion. In addition, Doane Grant Thornton is entitled to recover reasonable out of pocket costs and expenses incurred in the provision of our services. Doane Grant Thornton’s compensation for rendering the Fairness Opinion is not contingent on the result of, or on any action or event resulting from the use of, the Fairness Opinion.  The effective date of our Fairness Opinion is November 22, 2024 (the “Report Date” or the “Opinion Date”).

1.02	Doane Grant Thornton was not engaged to review any legal, tax or accounting aspects of the Proposed Transaction.

2.0	Credentials of Doane Grant Thornton LLP
2.01	Doane Grant Thornton is the Canadian member firm of GT International Ltd., one of the world’s leading organizations of independent audit, tax, and advisory firms.
2.02

In Canada, we serve a broad range of clients, including privately-held and publicly-listed companies.  Our core industry focuses include real estate and hospitality; technology; entertainment; energy; financial services; manufacturing and distribution; construction; mining; professional services; healthcare; and charity and not-for-profit.

2.03	Internationally, we are a firm with revenues of 7.5 billion USD, employ in excess of 73,000 people, which are spread out over approximately 750+ offices in over 149 markets.
2.04	The valuation practitioners involved in providing the Fairness Opinion are professionally trained, and hold Chartered Professional Accountant and Chartered Business Valuator designations.
2.05	Accountant and Chartered Business Valuator designations.

3.0	Independence of Doane Grant Thornton LLP
3.01

We confirm we have taken all reasonable steps to ascertain whether Doane Grant Thornton has any conflicts of interest related to our engagement to prepare this Opinion. We confirm we are unaware of any existing, potential, or perceived conflicts of interest by Doane Grant Thornton or any of the professionals or administrative staff assigned to this engagement and that, to the best of our knowledge and belief, we are independent in respect of this matter.

3.02	This Fairness Opinion has been prepared by a Chartered Business Valuator acting independently and objectively, in accordance with the Practice Standards of the CBV Institute (“CBVI”).

4.0	Limitations & assumptions

Limitations

4.01	In arriving at our Opinion, we have relied upon the following statements:
a)

Doane Grant Thornton has relied upon the completeness, accuracy, and fair presentation of all of the financial and other factual information, data, advice, opinions, or representations obtained from public sources, or provided to Doane Grant Thornton by the Trust and any other affiliates, associates, advisors, or otherwise (collectively the “Information”). Our conclusions are conditional upon the completeness, accuracy, and fair presentation of such Information. Subject to the exercise of our professional judgment, Doane Grant Thornton has not attempted to verify independently the accuracy, completeness, or fair presentation of the Information. The Opinion is conditional upon such completeness and accuracy.

b)	The financial information referred to under the “Scope of Review” section are complete in all material respects.
c)

Parts of the Information were received or obtained by Doane Grant Thornton directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e., individuals or entities other than the Trust and its trustees and officers, and the employees of NexPoint Advisors, L.P., the external management of the Trust). Doane Grant Thornton has assumed that the Information is complete, accurate, and not misleading, and that it does not omit any material facts.

d)

At the date of this Opinion, there were no contingent or unrecorded assets or liabilities, environmental liabilities, litigation, pending or threatened in writing, other than in the ordinary course of business, disclosed by the Trust, or contained in the public record that is material to the Trust.

e)

The Opinion is based on the securities markets, economic, general business, and financial conditions prevailing as of the Opinion Date and the conditions and prospects, financial or otherwise, of the Trust as they were reflected in the Information reviewed by Doane Grant Thornton. In preparing the Opinion, Doane Grant Thornton made numerous assumptions with respect to financial performance, general business, economic, and market conditions, and other matters, the outcome of which are beyond the control of Doane Grant Thornton, the Trust, or any party involved with the Trust and in connection with the Proposed Transaction.

f)

Acting in our capacity as financial advisors, the authors of this report have not conducted an audit or review of the financial affairs of the Trust, nor has Doane Grant Thornton sought external verification, unless otherwise noted herein, of the Information that which was extracted from public sources. Doane Grant Thornton accepts no responsibility or liability for any losses occasioned by any party as a result of our reliance on the Information that was provided to Doane Grant Thornton or that Doane Grant Thornton has obtained from third parties.

g)

The Opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the existing unitholders of NHT, as at the Opinion Date, and not the strategic merits of the Proposed Transaction. The Opinion does not provide assurance that the best possible price or transaction was or would be paid. It represents an impartial expert judgment, not a statement of facts.

h)

The Opinion has been provided for the use of the Committee, the Trust, and the Unitholders in connection with the Proposed Transaction and should not be construed as a recommendation to vote in favour of the Proposed Transaction. Except as provided herein, the Opinion may not be used by any other person or relied upon by any other person without the express prior written consent of Doane Grant Thornton. Doane Grant Thornton will not be held liable for any losses sustained by any person should the Opinion be circulated, distributed, published, reproduced, or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement, Doane Grant Thornton’s liability is limited, and Doane Grant Thornton will be indemnified under certain circumstances.

i)

The Opinion is given as of the Opinion Date only and Doane Grant Thornton disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion, which may come or be brought to Doane Grant Thornton’s attention after the date hereof. Without limiting the foregoing, in the event there is any material change in any fact or matter after the date hereof, Doane Grant Thornton reserves the right to change, modify, or withdraw the Opinion.

j)

The Opinion is rendered as at the Opinion Date. It must be recognized that fair market value[5] (“Fair Market Value” or “FMV”), and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition, and changes in consumer/investor preferences.

k)	Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.
l)

The reader must consider the Opinion in its entirety, as selecting and relying on only a specific portion of the analysis or factors considered by Doane Grant Thornton, without considering all factors and analyses together, could create a misleading view of the processes underlying the Opinion. The preparation of the Opinion is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

m)	Our Opinion does not constitute a calculation, estimate or comprehensive valuation (as defined by the CBVI, also known as a valuation opinion) of the Trust or the units held by any Unitholder.
n)

Our Opinion is in regard to the Unitholders as a collective group and does not conclude on the fairness to each individual Unitholder, as the tax attributes to each individual Unitholder are expected to be diverse and the information cannot be known to us for the purpose of our analysis. Other than as described herein, we are not aware of the financial or tax circumstances of the Unitholders and consideration of such is beyond the scope of our Opinion.

o)

By accepting our Opinion, the Committee and management of the Trust (“Management”) affirm they have disclosed to us all information of a material nature concerning the Trust and its business prospects that could have a significant impact on our valuation conclusions.

Assumptions

4.02	The Opinion is based on several assumptions, any changes to which could have a significant impact on our fairness conclusion. We relied upon the assumptions noted below and throughout this Opinion.
a)

The Proposed Transaction will or would be completed substantially on the terms as described herein, consistent with the documents and agreements, listed as draft where appropriate, as noted in the Scope of Review section.

b)

The most recently available historical and forecast financial information for the Trust and its subsidiaries was not available as at the Opinion Date. We utilized historical and financial information as at September 30, 2024. We assumed that inclusion of financial information as at or closer to the Opinion Date would not change our conclusions herein.

c)	The Trust has no material outstanding litigation or contingencies, positive or negative, unless otherwise noted herein or in the documents listed under Scope of Review, below.
4.03

We have rendered our Opinion on the basis of prevailing market and industry conditions and expectations, and on the condition that prospects, financial and otherwise, have been represented to Doane Grant Thornton in discussions with Management and their representatives and factored into information and analysis provided.

5 As defined by CBVI as “the highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.”

4.04	The preparation of a Fairness Opinion is a complex process and our opinion was arrived at giving consideration to our analyses viewed as a whole and is not susceptible to partial analysis.
4.05

We understand that our Fairness Opinion will be for the use of the Unitholders and the Committee and will be one factor, among others, the Unitholders and the Committee will consider in determining whether to approve and recommend the Proposed Transaction. Subject to the limitations noted herein, we further understand and agree that the Fairness Opinion, as set out herein, may be wholly or partially disclosed, referenced, or summarized in documents that may be provided to Unitholders in connection with the special meeting called to approve the Proposed Transaction.

4.06

Our report has been prepared to provide an opinion as to whether the consideration is fair, from a financial point of view, to the Unitholders, as a collective group. Our report is to be used in contemplation of this stated purpose only and may not be relied upon by any person other than the Trust, the Committee and the Unitholders, or for any other purpose without our prior written consent. We do not assume any responsibility or liability for losses occasioned by the Trust, the Committee, the Unitholders, or any other parties as a result of the circulation, reproduction, or use of our report, or its contents, in a manner contrary to the provisions of this paragraph.

5.0	Scope of review
5.01	In completing this assignment, we reviewed and relied on the following information, documents, and data as it pertains to the Proposed Transaction and the Trust:
a)	The Agreement and Plan of Merger dated as of November 22, 2024, by and among the NXDT Parties and NHT Parties (the “Merger Agreement”).
b)

Public filings of NHT including audited annual reports, unaudited quarterly reports and other material documents for the period ended December 31, 2019 to 2023 and interim period ended September 30, 2024.

c)

Internal historical income statements and statements of financial position for the hotel subsidiaries[6] (the “Hotels”) for the period from December 31, 2019 to 2023 and interim period ended September 30, 2024.

d)	Financial forecast for the Hotels for the period from September 30, 2024, to December 31, 2028 (“FY24F to FY28F” or the “Forecast Period”).
e)	Copies of the 2023 Federal tax returns for the Hotels.
f)	The amended and restated limited liability company agreement of NHT OP as of January 8, 2019.
g)	Copy of the most recent NHT unitholders list.
h)	NHT incentive award schedule for deferred units and profit interest units and vesting schedules of each compensation plan.
i)	NHT Omnibus Equity Incentive Plan dated as of March 29, 2019.
j)	NHT amended and restated deferred unit plan dated as of September 11, 2023.
k)	Franchise and management agreements for the Hotels.
l)	Independent appraisal reports for each of the hotel properties with various dates ranging from April 2017 to February 2022.
m)	Opinions of value on the hotel properties prepared by third party brokers from the period September 2015 to September 2023.
n)	Precedent transactions for the hotel properties and financial metrics as prepared by Management.
o)	Valuation report for NHT prepared by an independent third-party for the period ended September 30, 2024.

6 The hotel subsidiaries are defined as the operating entities that hold NHT’s hotel assets. These include Hilton Garden Inn – Dallas, Texas, Hyatt - Park City, Utah, Hampton Inn & Suites – Bradenton, Florida, Homewood Suites – Plano, Texas, Homewood Suites – Addison, Texas, Homewood Suites – Irving, Texas, Marriott – St. Petersburg, Florida.

p)	Projected advisory fees as determined by Management.
q)	Financial forecast for NexPoint Life Sciences II DST (“Life Sciences DST”) for the period ended September 30, 2024 to December 31, 2032.
r)	Financial statements for Life Sciences DST for the period ended December 31, 2023 and June 30, 2024.
s)	Appraisal report for the property owned by Life Sciences DST dated as of February 22, 2023.
t)	Public information with respect to comparable precedent transactions and companies to NHT where Doane Grant Thornton considered relevant in the context of the Proposed Transaction.
u)	Public information relating to the business, operations, financial performance and stock trading history of NHT.
v)	Public information regarding the United States real estate industry, including precedent hotel transactions and capitalization rates in the geographic areas that the hotel subsidiaries operate.
w)	Such other information, analyses and discussions (including discussions with third parties) as Doane Grant Thornton considered appropriate in relation to the Proposed Transaction.
5.02

During the performance of our engagement, we had several discussions and communications with Management, relating to the Trust’s past and future operations, financial condition and competitive position, as well as the risks associated with operations, the opportunities for growth, and the economic uncertainty as it relates to the Trust. We have also conducted site tours of the properties of the Hotels in Texas, Florida, and Utah between the period of October 12, 2024 to October 23, 2024.

5.03	In preparing the Opinion, Doane Grant Thornton has relied upon written letters of representation from Management and the Committee.
a)	The written representation from Management has stated that, among other things:
I)

To the best of their knowledge, and without independent inquiry, all of the Information provided, orally or in writing, to Doane Grant Thornton, is complete, true, and correct in all material respects and does not contain any untrue statement of a material fact in respect of the Trust, its operating assets, or the Proposed Transaction provided that any information that was created by a third party (and not by Management) is a true and accurate copy of the information and, to the knowledge of Management, does not contain any untrue statement of a material fact in respect of the Trust, its operating assets, or the Proposed Transaction.

II)

Since the Information was provided to Doane Grant Thornton, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Proposed Transaction or any part thereof, which would have, or other material intervening event which would reasonably be expected to have, a material effect on the conclusions contained herein.

III)

They have reviewed the full text of Doane Grant Thornton’s draft Opinion, dated November 21, 2024, and, to the best of their knowledge, they are not aware of any errors, omissions, or misrepresentations of facts therein relating to the Trust that would reasonably be expected to have a significant impact on the conclusions contained herein.

b)

The written representation from the Committee has stated that the Committee has reviewed the full text of Doane Grant Thornton’s draft Opinion, dated November 21, 2024, and, to the best of their knowledge, they are not aware of any errors, omissions, or misrepresentations of facts therein relating to the Trust that would reasonably be expected to have a significant impact on the conclusions contained herein.

5.04	Doane Grant Thornton has not, to the best of its knowledge, been denied access by Management to any information requested by Doane Grant Thornton.
5.05

Subject to the exercise of our professional judgment, but without independent verification, we relied on the data above as accurately reflecting the results of the Trust’s operations and financial positions. In keeping with our terms of reference, we completed limited review, analysis, and corroboration of the information provided to us. We have not audited this data and express no opinion or other form of assurance regarding its accuracy or fairness of presentation.

6.0	NexPoint Hospitality Trust overview
6.01

NHT was formed on December 12, 2018 and began operations on January 8, 2019. NHT is a hospitality real estate investment trust (“REIT”) created for the purposes of acquiring its initial portfolio of hotel assets, to raise capital to acquire additional U.S. located hotel assets that meet its investment objectives and criteria, and to own, renovate and operate its portfolio of income-producing hotel properties. The existing portfolio consists of seven hotel properties and one Life Sciences investment.

6.02

The hotel properties comprise 1,045 rooms throughout the U.S. in the full-service, select-service, limited service and extended stay hospitality categories. Each property has a long-term franchise agreement with Marriott, Hyatt or Hilton sponsored brands. The Trust’s portfolio of hotels is summarized below.

6.03

On September 11, 2023, NHT acquired $2.5 million worth of beneficial interests in Life Sciences DST, a Delaware statutory trust. On January 4, 2024, NHT acquired an additional $2.5 million worth of beneficial interests in the investment. Life Sciences DST owns two life sciences industrial properties located in Philadelphia, PA, that are under triple net lease.

Historical trading price

6.04	The chart below illustrates the Trust’s (TSXV:NHT.U) trading price for the period from April 8, 2019 to November 22, 2024.

6.05

NHT’s unit price decreased from a high of $5.25 on July 26, 2019 to $0.015 on November 22, 2024. Average daily volume of the Trust during year-to-date 2024 is approximately 109 units. NHT’s float is approximately 21% as of November 22, 2024. As of the close of market on November 22, 2024, the Trust had a market capitalization of approximately $440,000 and 29,352,055 units outstanding.

6.06	The proposed Consideration represents a premium of 2300% to the spot price of the units of $0.015 on the TSXV on November 22, 2024.

7.0	The Proposed Transaction
7.01

Pursuant to the Merger Agreement, the existing Unitholders of NHT would, at their election, exchange each trust unit of NHT for either US$0.36 cash or one (1) common share of New NHT. Following the Reorganization, each common share of New NHT issued pursuant to the transactions described above, will be exchanged for a portion of a common unit of NXDT with a value of US$0.36.

8.0	Fairness Opinion criteria
8.01

For the purposes of the Opinion, we considered that the Proposed Transaction would be fair, from a financial point of view, to the Unitholders, if the FMV of the Consideration being paid is greater than or equal to the FMV of the Trust at the Opinion Date. In this regard, we assessed the fairness of the total Consideration being paid for the Trust as a combined entity, rather than on an individual asset by asset basis.

Approach to fairness

8.02	In considering the fairness of the Consideration, from a financial point of view, to the Unitholders, we considered factors including, but not limited to, the following:
a)

Net asset value (“NAV”) analysis: We deducted the fair market value of the liabilities from the fair market value of the assets held by the Trust as at September 30, 2024. In assessing the fair market value of the hotels held by NHT, we adopted the following approaches:

I)

Income capitalization approach: Involves estimating the enterprise value of each hotel by determining a maintainable net operating income and dividing by a capitalization rate which reflects the risks of generating the adopted level of net operating income on a prospective basis.

II)

Discounted Cash flow (“DCF”) approach: Involves forecasting the annual net operating income anticipated to be generated by the hotels for a period of time and discounting the projected net operating income at a rate of return that reflects the risk of achieving the same. An estimate is then made of the value of the net operating income beyond the discrete forecast period, which is referred to as the terminal value. The terminal value is determined by applying a terminal capitalization rate to the expected annual net operating income to be generated beyond the discrete forecast period. The sum of the present value of the net operating income for the discrete forecast period plus the present value of the terminal value net operating income represents the enterprise value of the hotels.

III)

Hotel transactions: We compared the implied price per room for each of NHT’s hotels based on the fair market value we determine under the income capitalization approach and DCF approach to the implied price per room derived from hotel transactions occurring in the last three years. We assessed each hotel based on location and quality.

IV)

After determining the value of the hotels, we then added and deducted the fair market value of the other assets and liabilities on the statement of financial position as at September 30, 2024, after making certain adjustments discussed in section “NAV approach”.

b)

Comparable company analysis: We compared the most relevant publicly traded companies in the U.S. to NHT and considered appropriate ranges of funds from operations (“FFO”) multiples, adjusted funds from operations (“AFFO”) multiples, and price to NAV.

c)

Precedent transaction analysis: We compared the most relevant precedent transactions in the United States to NHT occurring in the last seven years and considered appropriate ranges of FFO multiples, AFFO multiples, price to NAV, and takeover premiums.

Multiples implied by public company comparables and precedent transactions were strictly used to support our conclusions under the NAV approach.

8.03	Our opinion does not consider the legal and tax assessment of the transaction structure.
8.04

Our financial analysis must be considered as a whole and that selecting portions of our analyses, or the factors considered by us, without considering all analyses and factors together, could create a misleading view of the process underlying this Opinion.

9.0	NAV approach
9.01

The NAV approach assigns a distinct value to each of the components of NHT’s total assets and liabilities, employing a suitable methodology for each element, and subtracts the total liabilities from the overall asset values. We adopted the fair market value of the assets and liabilities, as set out below.

Hotel properties

9.02	In assessing the value of the Hotels, Doane Grant Thornton considered an income capitalization approach and a DCF approach.

Income capitalization approach

9.03

For the income capitalization approach, we capitalized sustainable net operating income (“NOI”) projections (after deducting replacement reserves, for each hotel). We capitalized FY25F NOI for five hotels and FY26F NOI for two hotels to capture the full impact of growth capital expenditures that are expected to be incurred during FY25F. Capitalization rates for each property were determined based on our understanding of each of the hotels, research of publicly available capitalization rate reports, and discussions with Management. Publicly available capitalization rate reports bifurcate capitalization rates by tier, state, and/or type (i.e. full service, limited-service, luxury, and select service). We then deducted growth capital expenditures that are in excess of the replacement reserves required to achieve sustainable NOI from the capitalized value of the Hotels in arriving at fair market value.

9.04

Based on the above, Doane Grant Thornton adopted weighted average capitalization rates in the range of 6.79% to 7.29% for the hotels which is within the range of comparable capitalization rates. Industry capitalization from compiled public data rates ranged from 6.30% to 10.50%.

Discounted cash flow

9.05

Doane Grant Thornton performed a DCF analysis using the five-year NOI projections from FY24F7 to FY28F prepared by Management, inclusive of capital expenditures expected in FY25F. Doane Grant Thornton performed an independent review of the assumptions underlying the forecast and accepted Management’s assumptions.

9.06	The table below summarizes Management’s forecast for the hotels on a combined basis over the Forecast Period.

9.07

In performing the DCF approach, Doane Grant Thornton discounted the projected net operating income over the forecast period at a rate of return that reflects the risk of achieving the same. Doane Grant Thornton then estimated the terminal value by applying a terminal year capitalization rate to the terminal period net operating income. The sum of the present value of the net operating income for the forecast period plus the present value of the terminal value represents the enterprise value of each of the hotels owned by NHT.

9.08

The discount rates and terminal capitalization rates were determined based on our understanding of each of the hotels, research of publicly available discount and terminal capitalization rate reports and discussions with Management. Publicly available reports bifurcate discount and terminal capitalization rates by tier, state, and/or type.

9.09

Based on the analysis above, Doane Grant Thornton adopted weighted average discount rates of 9.58% to 10.58% and weighted terminal capitalization rates of 8.08% to 9.08% for the hotels which is within the range of comparable discount rates and terminal capitalization rates. Industry discount rates from compiled public data ranged from 7.00% to 12.00%. Industry terminal capitalization rates from compiled public data ranged from 6.0% to 10.5%.

7 FY24F comprises historical financial information for nine months ended September 30, 2024 and forecast financial information for the three months ended December 31, 2024.

Hotel transactions

9.10

In arriving at our valuation conclusions for each hotel, we considered the precedent hotel transactions occurring in the last three years in Texas, Florida and Utah. We assessed each hotel based on location, quality, and considered the implied price per room of hotel transactions compared to NHT’s hotels. The hotel transactions support our valuation conclusions determined under the income capitalization and DCF approach.

Investment in Life Sciences DST

9.11

On September 11, 2023, NHT acquired $2.5 million worth of beneficial interests in Life Sciences DST. On January 4, 2024, NHT acquired an additional $2.5 million worth of beneficial interests in the investment. The investments represent an effective interest of approximately 6.6% in Life Sciences DST.

9.12

In order to determine the FMV of the Trust’s interest of Life Science DST, we calculated the fair market value of the real estate it owns through a DCF approach. We applied discount rates of 7.8% to 8.0% and terminal capitalization rates of 5.3% to 5.5%.

Class B redeemable units

9.13

Class B redeemable units were provided as consideration for the prior acquisition of hotel properties from various unitholders. They are redeemable for cash from NHT at the 10-day volume weighted average price of the units. In the event of redemption, NHT has the option, at its sole discretion, to satisfy the cash redemption by acquiring the Class B Units from the holder in exchange for units of NHT. As at September 30, 2024, 205,597 Class B units were outstanding.

9.14

We have been advised by Management that the Class B units of NHT OP are considered to be economically equivalent to NHT units and are expected to be entitled to a redemption value equivalent to the offer price of US$0.36 per unit following the Proposed Transaction. In this regard, we determined the fair market value of the Class B units to be based on US$0.36 per unit multiplied by the total Class B units. This amount is deducted as a liability in arriving at the fair market value of the Trust.

Convertible related party notes

9.15

As of September 30, 2024, NHT’s convertible notes due to affiliates of Nexpoint Real Estate Advisors VI, L.P. had a face value of $62.6 million and are held at fair value on the consolidated statement of financial position at $44.1 million.

9.16

Convertible notes comprise those that are a) convertible at fixed conversion prices to Class B units, b) convertible to Class B units based on the market price of the REIT’s units at the time of conversion and c) not convertible. The convertible related party notes that have a fixed conversion price are currently out of the money as the conversion price is in excess of the spot price of NHT units of $0.015 per unit and the offer price. As a result, we have classified these notes as a liability in arriving at the fair market value of NHT and deducted them from the fair market value of the Trust’s assets. The notes convertible at the market price would dilute our assessment of the price per unit, which forms the basis of our opinion, contributing to the fairness of the Proposed Transaction. Notes that are not convertible have been classified as a liability and deducted from the net asset value of NHT in arriving at the fair market value.

9.17

Our assessment on the fairness of the Proposed Transaction is not impacted by the valuation of the convertible notes at fair value versus face value. While the notes are recorded at fair value for financial reporting purposes, adjusting the notes to face value would result in a lower price per unit as the face value is in excess of fair value.

Profit sharing liability

9.18

The profit-sharing liability comprises the omnibus equity incentive plan that allows for the grant of deferred units (“DUs”) and profit interest incentive units (“PIUs”). As at September 30, 2024, the Trust had 549,687 DUs and 2,355,000 PIUs granted under the omnibus plan. Additionally, the Trust also has a deferred unit plan created on September 11, 2023, of which 1,295,668 DUs to certain independent trustees of NHT were issued. In aggregate, 2,355,000 PIU units and 1,845,355 DUs were issued as at September 30, 2023.

9.19

As per the Merger Agreement, each DU under the omnibus equity incentive plan and deferred unit plan shall be cancelled and holders of such cancelled DUs shall thereafter be entitled to receive US$0.36 in cash per DU at closing. In this regard, we deducted the total number of DUs outstanding multiplied by US$0.36 per unit in arriving at the fair market value of the Trust.

9.20

As per Section 3.5 of the Merger Agreement, the acquirer is expected to assume the PIU liability as of the date of this Fairness Opinion. We have been advised by Management that PIU’s are considered to be economically equivalent to NHT units and are valued at the NHT spot price on the balance sheet. For the purpose of our analysis, we determined that the fair market value of the PIU liability is equivalent to the total number of PIU’s outstanding multiplied by US$0.36 per unit.  We deducted the fair market value of the PIU liability in arriving at the fair market value of the Trust.

Corporate general and administrative costs

9.21

We deducted from the net assets of NHT, capitalized corporate overhead that would be incurred at a top level. This includes miscellaneous corporate G&A costs, insurance, and advisory fees, partially offset by provisions of management services to a third party. Advisory fees are paid to the Trust’s Advisor to manage the operations of the Trust, including: providing daily management for the Trust, selecting and working with third party service providers, overseeing the third party manager, formulating an investment strategy for the Trust and selecting suitable properties and investments, managing the Trust’s outstanding debt and its interest rate exposure, determining when to sell assets and managing the renovation program or overseeing a third party vendor that implements the renovation program. Management has advised that the advisory fees are required to continue to operate the Trust.

9.22

We then applied a weighted average capitalization rate to the corporate overhead costs to arrive at the value of the capitalized corporate G&A. We deducted the capitalized costs from the net assets of the Trust in arriving at the fair market value of NHT.

9.23

In determining the inclusion of corporate general and administrative costs, we considered whether any distinctive material benefit may accrue to NXDT, or another party through operational synergies, as a result of the Proposed Transaction. Refer to section 10.

Present value of net operating loss carryforwards

9.24

We assumed that the Hotels’ existing net operating loss carryforwards could be utilized by a notional purchaser to shelter taxes on operating income earned. In this regard, we added the present value of net operating loss carryforwards to the fair market value of NHT. This was determined by projecting the forecasted net operating income of the hotels to determine the net operating loss carryforwards expected to be utilized in each period. The net operating loss carryforwards were then discounted at a weighted average discount rate.

Other net assets

9.25	Unless otherwise noted above, we assumed that the book value of the other net assets of NHT as at September 30, 2024, were equivalent to their fair market value.

10.0	Distinct material benefit
10.01

We considered whether any distinctive material benefit may accrue to NXDT, or another interested party as a result of the Proposed Transaction. We concluded that there would be a distinctive material benefit from the rationalization of certain corporate overhead costs including non-recurring professional fees, TSXV listing fees, director fees and insurance, stock compensation expense, corporate audit, tax and legal expenses, and consulting fees. We did not include these costs in our determination of capitalized corporate G&A as they reflect synergies that are expected to be realized from the Proposed Transaction.

11.0	Per unit value
11.01

Considering the foregoing, we determined the net asset value of the Trust by deducting the fair market value of the liabilities from the fair market value of the assets. We then determined the per unit value by dividing the net asset value by the 29,352,055 units outstanding to develop an indicative range of value per unit.

11.02

We then compared the total Consideration to the per unit value determined based on the NAV approach. A breakdown of the total implied equity value based on the Consideration and relevant metrics are outlined below:

12.0	Comparable company analysis and precedent transactions
12.01

As a test of our conclusions, we have reviewed the valuation metrics implied by analysis of comparable public companies and precedent transactions. We note that the selection of comparable companies and transactions is subjective. We also note none of the comparable companies or targets in the precedent transactions are identical to the Trust, some of which may have characteristics that are materially different from the Trust.

Guideline public company analysis

12.02	For each of the selected comparable companies, we considered the price / FFO, price / AFFO, price / NBV, and price to NAV.
12.03	The selected guideline companies were as follows:

12.04

While we did not consider any of the companies reviewed to be directly comparable to the Trust, we believe they share certain business, financial, and/or operational characteristics with those of the Target and we used our professional judgement in selecting the most appropriate trading multiples.

12.05	The minimum, median, average, and maximum metrics noted above are outlined in the table below:

12.06	Based on our review, the price / LTM FFO, price / AFFO, and price / NBV multiples did not provide a meaningful datapoint as the Trust has negative LTM FFO, LTM AFFO and NBV as at September 30, 2024.
12.07	The price to NAV implied by our valuation is in above the range of comparable public companies and supports our fairness conclusions herein.

Precedent transactions

12.08

In order to conduct our analysis, we reviewed the purchase prices and transaction multiples of precedent public market M&A transactions that we, based on our experience, considered relevant. While the targets in the selected transactions operate in similar industries to the Trust, we note that none of them are identical to the Trust.

12.09	For each of the selected transactions, we considered the price / FFO, price / AFFO, price / NBV, and price to NAV.
12.10	The selected precedent transactions were as follows:

12.11

While we considered these transactions, we have recognized the limitations of any comparison between the valuation multiple from these transactions and the multiples implied in our valuation due to the fact that:

a)

Public information regarding these transactions, such as the terms and conditions governing the transactions are limited. Such terms and conditions can have a material impact on the stated purchase price.

b)	The transactions involved organizations that are significantly different from the Trust in terms of their size, geographical reach, client base, and product offerings, among other things.
12.12	The minimum, median, average, and maximum metrics noted above are outlined in the table below:

12.13	Based on our review, the price / LTM FFO, price / AFFO, and price / NBV multiples did not provide a meaningful data point as the Trust has negative LTM FFO, LTM AFFO and NBV as at September 30, 2024.
12.14	The price to NAV implied by our valuation is in excess of the range implied by precedent transactions and supports our fairness conclusions herein.

Control premiums

12.15

We also considered a range of control premiums associated with the acquisition of control of hospitality REITS in the public markets. The control premiums of these transactions ranged from negative 12% to 59% with an average of 21%. The control premium implied by the Proposed Transaction of 2300% is in excess of the range of those implied by precedent transactions and supports our fairness conclusions herein.

13.0	Other considerations
13.01

On April 10, 2024, 2,176,256 NHT units were acquired by NHT from a certain shareholder at a negotiated price of US$0.36 per unit (total price of $783,452). This aligns with the consideration per the Merger Agreement.

13.02	NHT’s September 30, 2024 financial statement contains a note indicating a going concern uncertainty with regard to its ability to satisfy existing debt.

14.0	Prior valuations
14.01

Valuation reports were prepared for NHT as at September 30, 2024 for financial reporting purposes. Doane Grant Thornton has reviewed the valuation reports and notes the concluded valuation range would not impact our conclusions on the fairness of the Proposed Transaction herein.

14.02

Appraisals were also conducted for specific hotels between May 2015 and February 2022 and broker opinions of value were prepared for specific hotels between September 2015 and September 2023. Doane Grant Thornton has reviewed the conclusions within the appraisal reports and broker opinions of value and notes that these conclusions would not impact our conclusions on the fairness of the Proposed Transaction.

14.03

Except as noted above, the Trust has represented to us that, to the best of senior management’s knowledge, information and belief after reasonable inquiry, there have been no other valuations or appraisals relating to the Trust or any of its subsidiaries, or any of their respective material assets or liabilities, for the 24 months before the Valuation Date.

15.0	Fairness Opinion
15.01

Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, Doane Grant Thornton is of the opinion that, as at the date hereof, the Consideration to be received by the Unitholders in conjunction with the Proposed Transaction, is fair, from a financial point of view, to the Unitholders.

Thank you for the opportunity to provide our Fairness Opinion services to you.

Yours sincerely,

Doane Grant Thornton LLP

APPENDIX F CHANGE OF AUDITOR REPORTING PACKAGE

NOTICE

November 29, 2023

TO:

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Newfoundland & Labrador) Nova Scotia Securities Commission

The Office of the Superintendent Securities (Prince Edward Island) Financial and Consumer Affairs Authority of Saskatchewan

AND TO:              Frazier & Deeter, LLC

Re:	Change of Auditor – NexPoint Hospitality Trust (the “Trust”)

This Notice is made pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). Notice is hereby given that:

1.	Frazier & Deeter, LLC, resigned as auditor of the Trust at its own initiative, effective as of November 27, 2023.

2.	The resignation of Frazier & Deeter, LLC was considered by the Trust’s audit committee and board of trustees.

3.	There have been no modified opinions expressed in the auditors’ reports on the financial statements of the Trust for the relevant period during which Frazier & Deeter, LLC was the Trust’s auditor.

4.	There have been no reportable events (as defined in NI 51-102) that have occurred in the relevant period during which Frazier & Deeter, LLC was the Trust’s auditor.

The Trust has requested from Frazier & Deeter, LLC a letter addressed to the securities regulatory authorities of each of the provinces of Canada other than Quebec, stating whether or not they agree with the above statements. Copies of such letters are filed on SEDAR+.

Yours very truly,

NEXPOINT HOSPITALITY TRUST

Per:         (signed) Brian Mitts

Name: Brian Mitts

Title:  Chief Financial Officer

NOTICE

January 12, 2024

TO:

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Newfoundland & Labrador) Nova Scotia Securities Commission

The Office of the Superintendent Securities (Prince Edward Island) Financial and Consumer Affairs Authority of Saskatchewan

AND TO:              MNP LLP (the “Successor Auditor”)

AND TO:              Frazier & Deeter, LLC (the “Former Auditor”)

Re:	Change of Auditor – NexPoint Hospitality Trust (the “Trust”)

This Notice is made pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). Notice is hereby given that:

1.	The Former Auditor resigned as auditor of the Trust at its own initiative, effective as of November 27, 2023.

2.	On January 12, 2024, the Trust appointed the Successor Auditor to replace the Former Auditor as auditor of the Trust.

2.	The resignation of the Former Auditor and the appointment of the Successor Auditor were considered by the Trust’s audit committee and board of trustees.

3.	There have been no modified opinions expressed in the auditors’ reports on the financial statements of the Trust for the relevant period during which the Former Auditor was the Trust’s auditor.

4.	There have been no reportable events (as defined in NI 51-102) that have occurred in the relevant period during which the Former Auditor was the Trust’s auditor.

The Trust has requested from the Successor Auditor a letter addressed to the securities regulatory authorities of each of the provinces of Canada other than Quebec, stating whether or not they agree with the above statements. A copy of such letter is filed on SEDAR+.

The Trust has requested from the Former Auditor (i) confirmation that its letter filed with the securities regulatory authorities of each of the provinces of Canada other than Quebec dated December 3, 2023 does not have to be updated (the “Initial Response Letter”), or (ii) an updated letter addressed to the securities regulatory authorities of each of the provinces of Canada other than Quebec to replace the Initial Response Letter (the “Updated Response Letter”). Copies of the Initial Response Letter and the Updated Response Letter, as applicable, are filed on SEDAR+.

[remainder of page intentionally left blank]

Yours very truly,

NEXPOINT HOSPITALITY TRUST

Per:         (signed) Brian Mitts

Name: Brian Mitts

Title:  Chief Financial Officer

222 Second Avenue South Suite 1840 Nashville, Tennessee 37201 615.416.6800 www.frazierdeeter.com

December 3, 2023

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Newfoundland & Labrador) Nova Scotia Securities Commission

The Office of the Superintendent Securities (Prince Edward Island) Financial and Consumer Affairs Authority of Saskatchewan

Dear Sir/Madam:

Re:          Notice of Change of Auditors of NexPoint Hospitality Trust (the "Trust")

We have read the Notice of the Trust dated November 29, 2023 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the Trust's statement that the resignation of Frazier & Deeter has been considered by the Trust's board of trustees.

Sincerely,

January 12, 2024

TO:

Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Newfoundland & Labrador) Nova Scotia Securities Commission

The Office of the Superintendent Securities (Prince Edward Island) Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Madams:

Re: Notice of Change of Auditors of NexPoint Hospitality Trust (the "Trust")

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Trust dated January 12, 2024 and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Frazier & Deeter, LLC.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

MNP LLP 1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9                                    1.877.251.2922 T: 416.596.1711 F: 416.596.7894

APPENDIX G BOARD CHARTER

NEXPOINT HOSPITALITY TRUST

CHARTER OF THE BOARD OF TRUSTEES
(THE “CHARTER”) ADOPTED

MAY 28, 2019

1.	Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the board of trustees (the “Board”) of NexPoint Hospitality Trust (the “REIT”). By approving this Charter, the Board confirms its responsibility for the stewardship of the REIT and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Board described herein are pursuant to, and subject to, the provisions of applicable statutes and the Declaration of Trust of the REIT and do not impose any additional responsibilities or liabilities on the trustees at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” as defined in National Instrument 58‑101 – Disclosure of Corporate Governance Practices (“NI 58-101”), provided, however, that if at any time a majority of the trustees are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any trustee who was an independent trustee within the meaning of NI 58-101, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining trustees shall appoint a sufficient number of trustees who qualify as “independent” to comply with this requirement.

Pursuant to NI 58-101, an independent trustee is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a trustee’s independent judgment.

In the event the chair of the Board (the "Chair") is not independent, the independent trustees will select one of the independent trustees to be appointed as the lead trustee of the Board for such term as the independent trustees may determine (the "Lead Trustee"). If the REIT has a non-executive Chair who is independent, then the role of the Lead Trustee will be filled by the non-executive Chair. The Lead Trustee or non-executive Chair will chair regular meetings of the independent trustees and assume other responsibilities that the independent trustees as a whole have designated.

3.	Responsibilities of the Board of Trustees

The Board is responsible for the stewardship and oversight of the REIT and in that regard shall be specifically responsible for:

(a)	participating in the development of and approving a strategic plan for the REIT;

(b)	supervising the activities and managing the investments and affairs of the REIT;

(c)	approving major decisions regarding the REIT;

(d)	defining the roles and responsibilities of management;

(e)	reviewing and approving the business and investment objectives to be met by management;

(f)	assessing the performance of and overseeing management;

(g)	issuing securities of the REIT for such consideration as the Board may deem appropriate, subject to applicable law;

(h)	reviewing the REIT’s debt strategy;

(i)	identifying and managing risk exposure;

(j)	ensuring the integrity and adequacy of the REIT’s internal controls and management information systems;

(k)	succession planning;

(l)	establishing committees of the Board, where required or prudent, and defining their mandate;

(m)	establishing and maintaining procedures and policies to ascertain trustee independence;

(n)	maintaining records and providing reports to unitholders;

(o)	ensuring effective and adequate communication with unitholders, other stakeholders and the public;

(p)	determining the amount and timing of distributions to unitholders; and

(q)

acting for, voting on behalf of and representing the REIT as a holder of interests in NHT Intermediary, LLC and, indirectly, interests in NHT Holdings, LLC and the Class A Units of NHT Operating Partnership, LLC.

It is recognized that every trustee in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the REIT.  Trustees must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, trustees are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time, the current Trustees’ Regulations being annexed as Schedule A to the REIT’s Declaration of Trust.

It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the REIT and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Trustees

The Board has developed a number of specific expectations of trustees to promote the discharge by the trustees of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance.  All trustees are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members.  Attendance by telephone or video conference may be used to facilitate a trustee’s attendance.

(b)

Preparation for Meetings. All trustees are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.  Trustees are encouraged to contact the Chair of the Board (the “Chair”), the Chief Executive Officer and any other appropriate executive officer(s) of the REIT to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings.  Each trustee is expected to be sufficiently knowledgeable of the business of the REIT, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty and Ethics.  In their roles as trustees, all members of the Board owe a duty of loyalty to the REIT. This duty of loyalty mandates that the best interests of the REIT take precedence over any other interest possessed by a trustee.  Trustees are expected to conduct themselves in accordance with the REIT’s Code of Business Conduct and Ethics.

(e)

Other Board Memberships and Significant Activities.  The REIT values the experience trustees bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a trustee’s time and availability and may present conflicts or legal issues, including independence issues.  Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the REIT.  Trustees should advise the Chair, the Lead Trustee and the Chief Executive Officer before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the REIT.

(f)

Personal Conduct.  Trustees are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the REIT; (ii) project a positive image of the REIT to news media, the financial community, governments and their agencies, unitholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the REIT and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential.  Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a trustee.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the REIT. The Board shall meet periodically without management present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in-camera meeting of independent trustees will take place, which session will be chaired by the Chair of the Board or the Lead Trustee in the event that the Chair is non-independent.  In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the REIT) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the trustees in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among trustees only.

6.	Board Meeting Agendas and Information

The Chair, in consultation with management, will develop the agenda for each Board meeting.  Agendas will be distributed to the trustees before each meeting, and all trustees shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the trustees in advance of the meeting.  Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors.  It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Measures for Receiving Unitholder Feedback

All publicly disseminated materials of the REIT shall provide for a mechanism for feedback of unitholders.

8.	Telephone Board Meetings

A trustee may participate in a meeting of the trustees or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a trustee participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for trustees to be in a position to better fulfill their legal obligations.  Alternatively, management may request the trustees to approve certain matters by unanimous written consent.

9.	Expectations of and Access to Management

Management shall be required to report to the Board at the request of the Board on the performance of the REIT, new and proposed initiatives, the REIT’s business and investments, management concerns and any other matter the Board or its Chair or the Lead Trustee may deem appropriate.  In addition, the Board expects management to promptly report to the Chair any significant developments, changes, transactions or proposals respecting the REIT or its subsidiaries. All members of the Board should be free to contact management at any time to discuss any aspect of the REIT’s business.  Trustees should use their judgement to ensure that any such contact is not disruptive to the operations of the REIT.  The Board expects that there will be frequent opportunities for members of the Board to meet with management in meetings of the Board and committees, or in other formal or informal settings.

10.	Access to Outside Advisors

The Board may, in its sole discretion, retain and obtain the advice and assistance of such advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of such advisors to be paid by the REIT.

11.	Communications Policy

The Board shall approve the content of the REIT’s major communications to unitholders and the investing public including any Annual Report, Management Information Circular, Annual Information Form and any prospectuses which may be issued.  The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the Management Discussion & Analysis) and press releases relating to financial matters.  The Board also has responsibility for monitoring all of the REIT’s external communications.  However, the Board believes that it is generally the function of management to speak for the REIT in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board will appoint the Lead Trustee, or another independent, non-executive trustee to be available to unitholders with concerns should communications with management fail to resolve the issue or such contact is inappropriate.

The Board shall have responsibility for reviewing the REIT’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading.  The Board shall approve and monitor the disclosure policies designed to assist the REIT in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law.  The Board shall review the REIT’s policies relating to communication and disclosure on an annual basis.

12.	Internal Control and Management Information Systems

The Board has responsibility for the integrity of the REIT’s internal control and management information systems.  All material matters relating to the REIT and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the REIT’s Audit Committee, Compensation, Governance and Nominating Committee and management.  Management is authorized to act, without Board approval, on all ordinary course matters relating to the REIT’s business subject to any management authority guidelines adopted by the Board.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that management’s financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.

13.	Delegation of Powers

The trustees may establish one or more committees and may delegate to such committees any of the powers of the Board.  The trustees may also delegate powers to manage the business and affairs of the REIT to such of the officers of the REIT as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any trustee(s) or any committee of the Board, to management or to other persons.

14.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and for each committee of the Board, the Lead Trustee, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual trustees on an annual basis.

15.	Education and Training

The Board will provide newly elected trustees with an orientation program to educate them on the REIT, their roles and responsibilities on the Board or Committees, as well as the REIT’s internal controls, financial reporting and accounting practices. In addition, trustees will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the REIT to maintain a current understanding of the REIT’s business, including its operations, internal controls, financial reporting and accounting practices.

16.	No Rights Created

This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. While this Charter should comply with all applicable law and the REIT’s constating documents, this Charter does not create any legally binding obligations on the Board, any Committee, any trustee or the REIT.

APPENDIX H AUDIT COMMITTEE CHARTER

NEXPOINT HOSPITALITY TRUST

CHARTER OF THE AUDIT COMMITTEE
(the “Charter”)

ADOPTED MAY 28, 2019 AND AMENDED APRIL 28, 2020

1.	General

A.	Purpose

The Audit Committee (the “Committee”) is a committee of the board of trustees (the “Board”) of NexPoint Hospitality Trust (the “REIT”). The members of the Committee and the chair of the Committee (the “Chair”) are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the REIT’s financial controls and reporting and monitoring whether the REIT complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

2.	Composition

(1)	The Committee should be comprised of a minimum of three trustees, and a maximum of five trustees.

(2)	The Committee must be constituted as required under National Instrument 52 110 — Audit Committees, as it may be amended or replaced from time to time (“NI 52 110”).

(3)

All members of the Committee must (except to the extent permitted by NI 52 110) be independent (as defined by NI 52 110), and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

(4)

All members of the Committee must (except to the extent permitted by NI 52 110) be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the REIT’s financial statements).

(5)

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains.

3.	Limitations on Committee’s Duties

In contributing to the Committee’s discharge of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject.

Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management of the REIT (“Management”) as to the non-audit services provided to the REIT by the external auditor, (iv) financial statements of the REIT represented to them by a member of Management or in a written report of the external auditors to present fairly the financial position of the REIT in accordance with applicable generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.	Meetings

The Committee should meet not less than four times annually. The Committee should meet within 60 days following the end of the first three financial quarters of the REIT and shall meet within 120 days following the end of the fiscal year of the REIT. A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Committee shall by resolution determine. The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided to each member of the Committee.

Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon two day’s prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor shall be entitled to request that the Chair call a meeting.

The Committee may ask members of Management and employees of the REIT (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to information of the REIT (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the REIT with Management, employees, the external auditor and others as they consider appropriate.

The Committee or its Chair should meet at least once per year with Management and the external auditor in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee or its Chair should meet with Management quarterly in connection with the REIT’s interim financial statements.

The Committee shall determine any desired agenda items.

5.	Committee Activities

As part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Committee’s role), the Committee will have the power and authority to:

A.	Financial Disclosure

(1)

Review, approve and recommend for Board approval the REIT’s interim financial statements, including any certification, report, opinion or review rendered by the external auditor and the related management’s discussion & analysis and press release.

(2)

Review, approve and recommend for Board approval the REIT’s annual financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion & analysis and press release.

(3)

Review and approve any other press releases that contain financial information and such other financial information of the REIT provided to the public or any governmental body as the Committee requires.

(4)

Satisfy itself that adequate procedures have been put in place by Management for the review of the REIT’s public disclosure of financial information extracted or derived from the REIT’s financial statements and the related management’s discussion & analysis.

(5)

Review any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the REIT and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.

(6)	Receive periodically Management reports assessing the adequacy and effectiveness of the REIT’s disclosure controls and procedures.

B.	Internal Control

(1)	Review Management’s process to identify and manage the significant risks associated with the activities of the REIT.

(2)	Review the effectiveness of the internal control systems for monitoring compliance with laws and regulations.

(3)	Have the authority to communicate directly with the internal auditor if one is present.

(4)	Receive periodical Management reports assessing the adequacy and effectiveness of the REIT’s internal control systems.

(5)

Assess the overall effectiveness of the internal control and risk management frameworks through discussions with Management and the external auditors and assess whether recommendations made by the external auditors have been implemented by Management.

C.	Relationship with the External Auditor

(1)	Recommend to the Board the selection of the external auditor and the fees and other compensation to be paid to the external auditor.

(2)	Have the authority to communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the Board as needed.

(3)	Advise the external auditor that it is required to report to the Committee, and not to Management.

(4)

Monitor the relationship between Management and the external auditor, including reviewing any Management letters or other reports of the external auditor, discussing any material differences of opinion between Management and the external auditor and resolving disagreements between the external auditor and Management.

(5)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(6)

Review and discuss on an annual basis with the external auditor all significant relationships they have with the REIT, Management or employees that might interfere with the independence of the external auditor.

(7)	Pre-approve all non-audit services (or delegate such pre-approval, as the Committee may determine and as otherwise permitted by applicable securities laws) to be provided by the external auditor.

(8)	Review the performance of the external auditor and recommend any discharge of the external auditor when the Committee determines that circumstances warrant.

(9)

Periodically consult with the external auditor out of the presence of Management about (a) any significant risks or exposures facing the REIT, (b) internal controls and other steps that Management has taken to control such risks, and (c) the fullness and accuracy of the financial statements of the REIT, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(10)	Review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the REIT.

D.	Audit Process

(1)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(2)

Following completion of the annual audit and quarterly reviews, review separately with each of Management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(3)	Review any significant disagreements among Management and the external auditor in connection with the preparation of the financial statements.

(4)

Where there are significant unsettled issues between Management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(5)

Review with the external auditor and Management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

(6)

Review the system in place to seek to ensure that the financial statements, management’s discussion & analysis and other financial information disseminated to regulatory authorities and the public satisfy applicable requirements.

E.	Financial Reporting Processes

(1)	Review the integrity of the REIT’s financial reporting processes, both internal and external, in consultation with the external auditor.

(2)	Periodically consider the need for an internal audit function, if not present.

(3)	Review all material balance sheet issues, material contingent obligations and material related party transactions.

(4)

Review with Management and the external auditor the REIT’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with Management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with Management with respect thereto. Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

F.	General

(1)	Inform the Board of matters that may significantly impact on the financial condition or affairs of the business.

(2)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Committee to perform.

(3)	Periodically review this Charter and, if the Committee deems appropriate, recommend to the Board changes to this Charter.

(4)	Review the public disclosure regarding the Committee required from time to time by NI 52 110.

(5)

The Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the REIT) the compensation for any such advisors.

(6)	Review in advance, and approve, the hiring and appointment of the REIT’s Chief Financial Officer and any other senior officers responsible for financial reporting.

(7)	Perform any other activities as the Committee or the Board deems necessary or appropriate.

6.	Complaint Procedures

(1)

Anyone may submit a complaint regarding conduct by the REIT or its employees or agents (including its external auditor) reasonably believed to involve questionable accounting, internal accounting controls, auditing or other matters. The Chair will have the power and authority to oversee treatment of such complaints.

(2)	Complaints are to be directed to the attention of the Chair.

(3)	The Committee should endeavour to keep the identity of the complainant confidential.

(4)

The Chair will have the power and authority to lead the review and investigation of a complaint. The Committee should retain a record of all complaints received. Corrective action may be taken when and as warranted.

APPENDIX I

NXDT PUBLIC DISCLOSURE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________________

FORM 10-K

_____________________________________________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-32921

_____________________________________________________________________________________

NexPoint Diversified Real Estate Trust

(Exact Name of Registrant as Specified in Its Charter)

_____________________________________________________________________________________

Delaware	80-0139099
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Crescent Court, Suite 700, Dallas, Texas (Address of Principal Executive Offices)	75201 (Zip Code)

(214) 276-6300

(Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity of the registrant held by non-affiliates of the registrant, based upon the closing price of such shares on June 30, 2023, was approximately $378,106,596.

As of March 13, 2024, the registrant had 38,559,520.61 common shares, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant’s 2024 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

Auditor Firm Id:	185	Auditor Name:	KPMG, LLP	Auditor Location:	Dallas, Texas, United States

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Form 10-K

Year Ended December 31, 2023

i

Cautionary Statement Regarding Forward-Looking Statements

This annual report (this "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, our performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this Annual Report are based on management’s current beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” "plan," "potential,"“estimate,” “project,” "target," “should,” “will,” “would,” “result,” "goal," "could," "future," "continue," "if," the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•    Unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, rising interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

•    Our loans and investments expose us to risks similar to and associated with real estate investments generally;

•    Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us;

•    Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

•    Risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity securities, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

•    Fluctuations in interest rate and credit spreads, could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments;

•    The use of leverage to finance our investments;

•    Risks associated with our loans and investments in debt instruments including, senior loans, mezzanine loans, collateralized loan obligations ("CLOs"), and structured finance securities;

•    Our loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

•    We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs;

ii

•    We have limited operating history as a standalone company and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders;

•    We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint Advisors, L.P. (“NexPoint” or our “Sponsor”), members of the NexPoint Real Estate Advisors X, L.P. (our “Adviser”) management team or their affiliates.

•    We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer;

•    Our Adviser and its affiliates face conflicts of interest, including significant conflicts created by our Adviser’s compensation arrangements with us, including compensation which may be required to be paid to our Adviser if our advisory agreement is terminated, which could result in decisions that are not in the best interests of our shareholders;

•    We pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment;

•    If we fail to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, cash available for distributions to be paid to our shareholders could decrease materially, which would limit our ability to make distributions to our shareholders; and

•    Any other risks included under the heading “Risk Factors” in this Annual Report.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

iii

Item 1. Business

General

NexPoint Diversified Real Estate Trust (the “Company”, “we”, “us” or “our”) is an externally advised, publicly traded REIT focused on the acquisition, asset management, development, and disposition of opportunistic, value-add investments in real estate properties throughout the United States. The Company focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. The Company is advised by the Adviser. The Company was formed in Delaware and has elected to be taxed as a REIT. Substantially all of the Company’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the “OP”), the Company’s operating partnership and wholly owned subsidiary. The Company conducts its business (the “Portfolio”) through the OP and its wholly owned taxable REIT subsidiaries (“TRSs”). The Company’s wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP.

2023 Highlights

Key highlights and transactions completed in 2023 include the following:

Legacy CLOs

For the year ended December 31, 2023, the Company received approximately $17.5 million in distributions from its legacy CLO positions, meaning CLO investments that were held prior to the Business Change (as defined below). The legacy CLO positions are in wind down, and the timing, and likelihood of any future distributions are uncertain.

NexPoint SFR Operating Partnership, L.P.

On October 25, 2023, the Company, contributed approximately $0.5 million to NexPoint SFR Operating Partnership, L.P. (the "SFR OP") in exchange for a promissory note in the principal amount of $0.5 million made by the SFR OP (the "SFR OP Promissory Note"). The SFR OP Promissory Note has a maturity date of April 25, 2024 and accrues interest at a fixed rate of 8.80% per annum. The SFR OP is a subsidiary of NexPoint Homes Trust, Inc., a private single-family rental ("SFR") REIT managed by an affiliate of the Adviser. Additionally, on April 18, 2023, the SFR OP paid down approximately $8.5 million of 7.50% convertible notes of the SFR OP ("SFR OP Convertible Notes") held by the Company or through one or more subsidiaries that are interest only during the term and mature on June 30, 2027. Subsequent to December 31, 2022 and through December 31, 2023, the Company, directly or through one or more subsidiaries, received approximately $1.8 million of additional common units of SFR OP (the "SFR OP Units") through continued participation in the SFR OP distribution reinvestment plan. As of December 31, 2023, the Company owns approximately 2,193,814, or 30.8%, of the outstanding SFR OP Units, $21.5 million in outstanding principal balance of SFR OP Convertible Notes and $0.5 million of the SFR OP Promissory Note.

NexPoint Storage Partners Operating Company, LLC

On November 9, 2023, the Company, directly or through one or more subsidiaries contributed approximately $5.0 million to NexPoint Storage Partners Operating Company, LLC (the "NSP OC") in exchange for a promissory note in the principal amount of $5.0 million made by the NSP OC (the "NSP OC Promissory Note"). The NSP OC Promissory Note has a maturity date of May 8, 2024 and accrues interest at a fixed rate of 5.32% per annum.

Specialty Financial Products, Ltd.

On September 1, 2023, the Company, through one of its TRSs, entered into a contribution agreement to transfer a structured promissory note (the "Structured Note") issued by Specialty Financial Products, Ltd. ("SFP") and all its rights, title and interests to a related party NexAnnuity Holdings, Inc. ("NHI") and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. On September 28, 2023, the Company redeemed 2,000 shares of Class A Preferred Stock of NHI for $2.0 million. On September 30, 2023, the Company elected to receive the quarterly distribution of approximately $0.5 million in Class A Preferred Stock instead of cash. On October 24, 2023, the Company redeemed 1,000 shares of Class A Preferred Stock of NHI for $1.0 million. On November 10, 2023, the Company redeemed 1,000 shares of Class A Preferred Stock of NHI for $1.0 million. On December 31, 2023, the Company elected to capitalize the quarterly distribution of approximately $1.3 million. For further information on this transaction, see Note 10 to our consolidated financial statements.

VineBrook Homes Operating Partnership, L.P.

Subsequent to December 31, 2022 and through December 31, 2023, the Company, directly or through one or more subsidiaries, contributed approximately $4.3 million to VineBrook Homes Operating Partnership, L.P. ("VB OP") in exchange for common units of VB OP ("VB OP Units") through distribution reinvestments.

Share Repurchase Program

On October 24, 2022, our Board of Trustees (our “Board”) authorized a share repurchase program (the “Share Repurchase Program”) through which we may repurchase an indeterminate number of common shares and our 5.50% Series A Cumulative Preferred Shares, liquidation preference $25.00 per share (the “Series A Preferred Shares”), at an aggregate market value of up to $20.0 million during a two-year period that is set to expire on October 24, 2024. We may utilize various methods to affect the repurchases, and the timing and extent of the repurchases will depend upon several factors, including market and business conditions, regulatory requirements and other corporate considerations, including whether our common shares or Series A Preferred Shares are trading at a significant discount to net asset value ("NAV") per share. Repurchases under this program may be discontinued at any time. As of December 31, 2023, we had not made any repurchases of our common shares or Series A Preferred Shares pursuant to the Share Repurchase Program.

Our Portfolio

As of December 31, 2023, the Company’s Portfolio includes real estate investments comprised of four operating properties, three of which are rented from the Company for retail, hospitality or office use and one which is undeveloped, two convertible note and two promissory note investments in businesses focused on SFR and hospitality real estate, and 13 equity investments in businesses primarily focused on investing in SFR, self-storage, hospitality, life science or undeveloped real estate, as well as investing in commercial mortgage loans or other structured investments with underlying properties types including single-family, multifamily, life science and self-storage. As of December 31, 2023, the Company’s Portfolio also includes other investments comprised of its ownership of common equity, loans, CLOs, rights and warrants, U.S. life settlement contracts, convertible notes and bonds from a number of diverse issuers and investment vehicles, including litigation claims and midband spectrum frequency licenses.

The Company’s Portfolio, based on net equity, is comprised of 81.3% real estate investments and 18.7% other investments. See below for a table of our investments as of December 31, 2023 (dollars in thousands).

	Investment	Real Estate
Investment	Date	Value	Debt	Net Equity (1)	Location	Property Type
Operating Properties
Cityplace Tower	8/15/2018	$233,665	$142,305	$107,690	Dallas, Texas	Office & Hospitality*
NexPoint Dominion Land, LLC	8/9/2022	26,500	13,250	12,967	Plano, Texas	Land
White Rock Center	6/13/2013	13,485	—	12,893	Dallas, Texas	Real Estate Other
5916 W Loop 289	7/23/2013	4,019	—	3,833	Lubbock, Texas	Real Estate Other
Total		$277,669	$155,555	$137,383

*	Cityplace is currently under development, and the Company is converting part of the property into a hotel, which was still under construction as of December 31, 2023.

Real Estate Equity Method Investments	Ownership Percentage	Investment Type	Net Equity (1)	Location
VineBrook Homes Operating Partnership, L.P.	11.2%	Single-Family Rental	$146,516	Various
NexPoint Real Estate Finance Operating Partnership, L.P.	15.6%	Diversified	76,688	Various
NexPoint Storage Partners, Inc.	52.9%	Self-Storage	68,187	Various

NexPoint SFR Operating Partnership, L.P.	30.8%		Single-Family Rental	49,383	Various
NexPoint Storage Partners Operating Company, LLC.	30.0%		Self-Storage	37,157	Various
NexPoint Real Estate Finance, Inc.	12.0%	(2)	Diversified	33,075	Various
AM Uptown Hotel, LLC	60.0%		Hospitality	23,158	Dallas, Texas
Las Vegas Land Owner, LLC	76.8%	(3)	Multifamily	12,312	Las Vegas, Nevada
Sandstone Pasadena Apartments, LLC	50.0%		Multifamily	11,458	Pasadena, Texas
SFR WLIF III, LLC	20.0%		Single-Family Rental	7,079	Various
NexPoint Hospitality Trust	46.2%		Hospitality	4,886	Various
LLV Holdco, LLC	26.8%		Land	2,242	Henderson, Nevada
Total				$472,141

Other Real Estate Common Equity	Shares/Units		Investment Type	Net Equity (1)
IQHQ Holdings Class A-1	1,939	(2)	Life Science	$49,109
IQHQ Holdings Class A-2	250	(2)	Life Science	6,684
NexPoint Residential Trust, Inc.	92	(2)	Multifamily	3,154
Other	1,764	(2)	Real Estate Other	1,166
Total				$60,113

Real Estate Convertible Notes	Principal Amount		Investment Type	Net Equity (1)
SFR OP Convertible Notes	21,457		Single-Family Rental	$20,814
NHT OP Notes	24,927		Hospitality	21,437
Total				$42,251

Real Estate Senior Loans	Principal Amount		Investment Type	Net Equity (1)
LLV Holdco, LLC Revolver	10,715		Land	$9,837

Real Estate Promissory Notes	Principal Amount		Investment Type	Net Equity (1)
NSP OC Promissory Note	5,000		Self-Storage	$5,000
SFR OP Promissory Note	500		Single-Family Rental	500
				$5,500
Other Equity Method Investments	Shares/Units		Investment Type	Net Equity (1)	Location
Perilune Aero Equity Holdings One, LLC	10,310,000		Aircraft	$12,256	Aerospace
Claymore Holdings, LLC	4,465,280	(4)	Litigation Claims	—	N/A
Allenby, LLC	970,379	(4)	Litigation Claims	—	N/A
Haygood, LLC.	31,170	(4)	Litigation Claims	—	N/A

Total			$12,256

Other Assets	Net Equity (1)
Preferred Shares	$66,268
Common Equity	52,827	(2)
Senior Loans	31,016
CLO	1,215
Rights and Warrants	3,993
Bonds	85
Total	$155,404

(1)

Net equity represents the carrying value of the investment. For investments in operating properties, any debt secured by the underlying real property is subtracted from the carrying value of the investment.

(2)	All or part of this security is pledged as collateral for short sales, margin borrowing or credit facilities.
(3)

The Company owns 100% of Las Vegas Land Owner, LLC ("Tivoli"), a tenants-in-common arrangement (the "TIC") that owns 77% of an 8.5 acre tract of land upon which Tivoli plans to develop a 300 unit multifamily apartment community in Las Vegas, Clark County, Nevada. Through the TIC, the Company shares control and as such accounts for this investment using the equity method.

(4)

The Company owns noncontrolling interests in three limited liability companies, Claymore Holdings, LLC, Allenby, LLC, and Haygood, LLC, created to hold litigation claims. The probability, timing, and potential amount of recovery, if any, are unknown as of December 31, 2023.

Primary Investment Objective

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through its focus on investing across the capital structure in various commercial real estate property types. Target underlying property types primarily include, but are not limited to, SFR, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

The Company focuses on opportunistic investments in real estate properties with a value-add component and real estate credit with an objective to increase the cash flow and value of our properties, acquire properties with cash flow growth potential and achieve capital appreciation for shareholders through a value-add program. The Company pursues real estate credit investments based on where the Adviser believes the various real estate subsectors are performing within the broader real estate cycle and tactically allocates its investments among these opportunities.

The Company believes that a diversified investment approach is appropriate for the current market environment. However, to capitalize on investment opportunities at different times in the economic and real estate investment cycle, the Company may change its investment strategy from time to time. The Company believes that the flexibility of the Company's investment strategy and the experience and resources of the Adviser and its affiliates will allow the Company to take advantage of changing market conditions to provide both current income and generate capital appreciation. The Board is able to modify the Company's strategies to the extent it determines it is in the Company's best interest.

Target Investments

We invest primarily in commercial real estate, including operating properties and common equity but also including, but not limited to, mortgage debt, mezzanine debt and preferred equity:

Operating Properties: We make investments in operating properties with a value-add component, including but not limited to retail, hospitality, and office space rented from the Company and land for development.

Common Equity: We make investments in common equity in publicly traded companies and privately held entities focused on investment in real estate across a range of underlying property types.

Mortgage Debt: We expect that we may make investments in mortgage debt on real estate properties. The loans may vary in duration, bear interest at a fixed or floating rate and amortize, typically with a balloon payment of principal at maturity. These investments may include whole loans or pari passu participations within such mortgage debt.

Mezzanine Loans: We expect that we may originate or acquire mezzanine loans. These loans are generally subordinate to the other mortgage debt on a property, but senior to the equity of the borrower. These loans are not secured by the underlying real estate, but generally can be converted into preferred equity of the mortgage borrower or owner of a mortgage borrower, as applicable.

Preferred Equity: We expect that we may make investments that are subordinate to any mortgage or mezzanine loan, but senior to the common equity of the borrower. Preferred equity investments typically receive a preferred return from the issuer’s cash flow rather than interest payments and often have the right for such preferred return to accrue if there is insufficient cash flow for current payment. These investments are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effect a change of control with respect to the ownership of the property.

In addition to investments in real estate, the Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. The Company’s non-real estate investments include its ownership of common equity, preferred equity, loans, CLOs, rights and warrants, U.S. life settlement contracts, convertible notes and bonds from a number of diverse issuers and investment vehicles, including litigation claims and midband spectrum frequency licenses.

Our Financing Strategy

While we do not have any formal restrictions or policy with respect to our debt-to-equity leverage ratio, we currently expect that our leverage will not exceed a ratio of 3-to-l. We believe this leverage ratio is prudent given that leverage typically exists at the asset level. The amount of leverage we may employ for particular assets depends upon the availability of particular types of financing and our Adviser’s assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. Our decision to use leverage to finance our assets is at the discretion of our Adviser, subject to review by our Board, and is not subject to the approval of our shareholders. We generally intend to match leverage term and structure to that of the underlying investment financed. For additional information on sources of and trends regarding our liquidity, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Structure

The following chart shows our ownership structure as of the date hereof:

(1) The Portfolio may be held directly or through one or more intermediate entities.

Our Adviser

The Company is externally managed by the Adviser, through an agreement dated July 1, 2022, as amended on October 25, 2022 and April 11, 2023 (the “Advisory Agreement”), by and among the Company and the Adviser for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and the Company’s Board. The Adviser is wholly owned by our Sponsor. The members of our Adviser’s investment committee are James Dondero, Matt McGraner, and Brian Mitts.

Our Advisory Agreement

We pay our Adviser annual fees. We do not pay any incentive fees to our Adviser. We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees (defined below) payable under the Advisory Agreement, may not exceed 1.5% (the “Expense Cap”) of Managed Assets (defined below), calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses (defined below), legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses were considered permanently waived and became non-recoupable.

Under the terms of the Advisory Agreement, our Adviser will, among other things:

•    identify, evaluate and negotiate the structure of our investments (including performing due diligence);

•    find, present and recommend investment opportunities consistent with our investment policies and objectives;

•    structure the terms and conditions of our investments;

•    review and analyze financial information for each investment in our overall Portfolio;

•    close, monitor and administer our investments; and

•    identify debt and equity capital needs and procure the necessary capital.

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the “Advisory Fee”) of 1.00% of Managed Assets and an annual fee (the “Administrative Fee” and, together with the Advisory Fee, the “Fees”) of 0.20% of the Company’s Managed Assets. The Advisory Agreement provides that the monthly installment of the fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the fees in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the "Share Cap") and that in no event shall the Common Shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 Common Shares; provided, however, that the Share Cap will not apply if the Company's shareholders have approved issuances in excess of the Share Cap. The Fees shall be payable independent of the performance of the Company or its investments. The Advisory Agreement also provides that the Administrative Fee shall be paid in cash.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities (“CMBS”) where the Company holds the controlling tranche of the securitization and is required to consolidate under generally accepted accounting principles all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another person it does not wholly own as a result of owning a controlling interest in such person or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such person’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Incentive compensation may be payable to our executive officers and certain other employees of our Adviser or its affiliates pursuant to a long-term incentive plan adopted by us and approved by our shareholders. Compensation expense is generally not considered when calculating Managed Assets.

We are required to pay directly or reimburse the Adviser for all of the documented “operating expenses” (all out-of-pocket expenses of the Adviser in performing services for us, including but not limited to the expenses incurred by the Adviser in connection with any provision by the Adviser of legal, accounting, financial, due diligence, investor relations or other services performed by the Adviser that outside professionals or outside consultants would otherwise perform and our pro rata share of rent, telephone, utilities, office furniture, equipment, machinery or other office, internal and overhead expenses of the Adviser required for our operations) and any and all expenses (other than underwriters’ discounts) paid or to be paid by us in connection with an offering of our securities, including, without limitation, our legal, accounting, printing, mailing and filing fees and other documented offering expenses (collectively, “Offering Expenses”), paid or incurred by the Adviser or its affiliates in connection with the services it provides to us pursuant to the Advisory Agreement.

We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve-month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

Under the terms of the Advisory Agreement, the Adviser will indemnify and hold harmless the Company and its subsidiaries, including the OP, from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of the Adviser’s bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Adviser will not be held responsible for any action of our Board in following or declining to follow any written advice or written recommendation given by the Adviser. However, the aggregate maximum amount that the Adviser may be liable to us pursuant to the Advisory Agreement will, to the extent not prohibited by law, never exceed the amount of the Advisory Fees received by the Adviser under the Advisory Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability have occurred. In addition, the Adviser will not be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The limitations described in the preceding two sentences will not apply, however, to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of the Adviser’s duties.

The Adviser and its affiliates expect to engage in other business ventures, and as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the Advisory Agreement, the Adviser is required to devote sufficient resources to our administration to discharge its obligations under the Advisory Agreement.

Management of Operating Properties

The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC (“NexVest”), an affiliate of the Adviser. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and has a fixed fee of $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner.

Competition

Our profitability depends, in large part, on our ability to acquire investments in commercial real estate at attractive prices. We are subject to significant competition in acquiring these investments. In particular, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, hedge funds, mortgage bankers, commercial finance and insurance companies, governmental bodies and other financial institutions, as well as developers, owners, and operators of real estate. We may also compete with our Sponsor and its affiliates for investment opportunities. There are significant potential conflicts of interest that could affect our investment returns. In addition, there are several REITs with similar investment objectives and others may be organized in the future. These other REITs will increase competition for the available supply of commercial real estate investments, including operating properties, common equity mortgage debt, mezzanine debt, preferred equity and other real estate related assets suitable for investment. Some of our anticipated competitors have greater financial resources, different cost structures, access to lower costs of capital and access to funding sources that may not be available to us, such as funding from the U.S. government, if we are not eligible to participate in programs established by the U.S. government. In addition, some of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act of 1940 (the "Investment Company Act"). Furthermore, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices, than we can. Current market conditions may attract more competitors, which may increase the competition for our investments. An increase in the competition for such assets may decrease the availability or increase the price of such assets, which may limit our ability to generate attractive risk-adjusted current income and capital appreciation for our shareholders, thereby adversely affecting the market price of our common shares.

In addition, with respect to our operating properties, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility, and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained, and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-lease space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space.

In the face of this competition, we expect to have access to our Sponsor’s professionals and their industry experience, which we believe will provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for potential investments. We expect that these relationships will enable us to compete more efficiently and effectively for attractive investment opportunities. Although we believe we are well positioned to compete effectively, there can be no assurance that we will be able to achieve our business goals or expectations due to the extensive competition in our market sector. We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments in commercial real estate and could also affect the pricing of our securities.

Operating and Regulatory Structure

General

Our operating properties are subject to various laws, ordinances and regulations, including those relating to fire and safety requirements, and affirmative and negative covenants and, in some instances, common area obligations. We believe that each of the operating properties in our Portfolio has the necessary permits and approvals.

Americans with Disabilities Act

Our operating properties must comply with Title III of the Americans with Disabilities Act of 1990 (the “ADA”), to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our operating properties where such removal is readily achievable. In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The readily achievable standard considers, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to operating properties we currently own or may purchase or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our operating properties. We could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

We believe that our operating properties are in substantial compliance with the ADA and that substantial capital expenditures to address the requirements of the ADA will not be required. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our operating properties and make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our operating properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our operating properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our operating properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Independent environmental consultants have conducted Phase I environmental site assessments at all of our operating properties, including undeveloped land, in our Portfolio. A Phase I environmental site assessment is a report that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the assessed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our operating properties, or operations and conditions at nearby properties, may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g., asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. In addition, the operating properties in our Portfolio are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our operating properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our operating properties.

Generally, the leases with respect to our office and retail operating properties require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of the lessee’s violation of environmental law or the presence, use or release of hazardous materials on our operating property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected.

We believe that there are no compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition and results of operations, and we do not currently anticipate material capital expenditures arising from environmental regulation. We believe that climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time. Our currently anticipated capital expenditures for environmental control facility matters are not material.

The cost of future environmental compliance may materially and adversely affect us. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on our properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected. See “Item 1A. Risk Factors— We are subject to certain risks associated with investing in real estate, including potential liabilities under environmental laws and risks of loss from weather conditions, man-made or natural disasters, climate change and terrorism.”

Insurance

We carry comprehensive general liability coverage on the operating properties in our Portfolio, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Our property policies include coverage for the perils of flood, tornado and earthquake shock with limits and deductibles customary in the industry and specific to the project. We will also obtain title insurance policies when acquiring new properties, which insure fee title to the properties in our Portfolio. We have obtained coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. These policies include limits and terms we consider commercially reasonable. There are certain losses (including, but not limited to, losses arising from environmental conditions, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for the operating properties in our Portfolio, we could self-insure certain portions of our insurance program and therefore, use our own funds to satisfy those limits. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our management team, the operating properties in our Portfolio are adequately insured.

REIT Qualification

We have elected to be treated as a REIT for U.S. federal income tax purposes, beginning with our taxable year ended December 31, 2021. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify and remain qualified as a REIT. To qualify as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property or REIT “prohibited transactions” taxes with respect to certain of our activities. Any distributions paid by us generally will not be eligible for taxation at the preferred U.S. federal income tax rates that apply to certain distributions received by individuals from taxable corporations.

Investment Company Act Exclusion

We, as well as our subsidiaries, intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are organized as a holding company and conduct our business primarily through our OP and through subsidiaries of our OP. We anticipate that our OP will always be at least a majority-owned subsidiary. We intend to conduct our operations so that neither we nor our OP will hold investment securities in excess of the limit imposed by the 40% test. The securities issued by any wholly owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our OP are considered an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act because neither of us engage primarily, propose to engage primarily, or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our OP are primarily engaged in the non-investment company businesses of our subsidiaries.

We anticipate that certain of our subsidiaries will meet the requirements of the exclusion set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To meet this exclusion, the Securities and Exchange Commission ("SEC") staff has taken the position that at least 55% of a subsidiary’s assets must constitute qualifying assets (as interpreted by the SEC staff under the Investment Company Act) and at least another 25% of assets (subject to reduction to the extent the subsidiary invested more than 55% of its total assets in qualifying assets) must constitute real estate-related assets under the Investment Company Act (and no more than 20% comprised of miscellaneous assets). In general, we also expect, with regard to our subsidiaries relying on Section 3(c)(5)(C), to rely on other guidance published by the SEC staff and on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying assets and real estate-related assets. Maintaining the Section 3(c)(5)(C) exclusion, however, will limit our ability to make certain investments.

Smaller Reporting Company Status

Based on our annual revenues for 2023, we have transitioned from a "smaller reporting company" as defined in the Exchange Act. For this Annual Report and in our definitive proxy statement on Schedule 14A for our 2024 Annual Meeting of Shareholders, we may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies.

Human Capital Disclosure

We are externally managed by our Adviser pursuant to the Advisory Agreement between us and our Adviser. All of our executive officers are employees of our Adviser or its affiliates. As of December 31, 2023, we had no employees.

Corporate Information

Our and our Adviser’s offices are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. Our and our Adviser’s telephone number is (214) 276-6300. Our website is located at nxdt.nexpoint.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) available on our website as soon as reasonably practicable after we file such materials with, or furnish it to, the SEC. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this Annual Report or any other report or documents we file with or furnish to the SEC.

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this Annual Report in evaluating us and our common shares. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our common shares.

Summary Risk Factors

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

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unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, high interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

•	the risk we make significant changes to our strategies in a market downturn, or fail to do so;

•	risks associated with ownership of real estate, including properties in transition, subjectivity of valuation, environmental matters and lack of liquidity in certain asset classes;

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risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity securities, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

•	risks associated with our loans and investments in debt instruments including senior loans, CLOs, and structured finance securities;

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the exposure of our loans and investments to risks similar to real estate investments generally, including the risk of delinquency, dependence on tenants, compliance with laws and regulations related to ownership of real property, and foreclosure and loss in any of our commercial real estate-related investments that are secured, directly or indirectly, by real property;

•	fluctuations in interest rate and credit spreads that could reduce our ability to generate income on our loans and investments;

•	the use of leverage to finance our investments;

•	competition for desirable loans and investments;

•	the concentration of loans and investments in terms of type of interest, geography, asset types, industry and sponsors;

•	the risk of downgrade of any credit ratings assigned to our loans and investments;

•	the risk that any distressed loans or investments we may make may subject us to bankruptcy risks;

•	our dependence on information systems and risks associated with breaches of our data security;

•	costs associated with being a public company, including compliance with securities laws;

•	the risk of adverse impact to our business if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting;

•	risks associated with pandemics, including the future outbreak of other highly infectious or contagious diseases;

•	risks associated with our substantial current indebtedness and indebtedness we may incur in the future;

•	risks associated with insurance, derivatives or hedging activity, including counterparty risk;

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risks associated with our limited operating history as a REIT and the possibility that we may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Sponsor, members of our Adviser’s management team or their affiliates;

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our dependence on our Adviser, its affiliates and personnel to conduct our day-to-day operations and identify and realize returns on our investments within very broad investment guidelines and without fiduciary duties to us or a requirement to seek Board approval;

•	risks associated with the Adviser’s ability to terminate the Advisory Agreement and risks associated with any potential internalization of our management functions;

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conflicts of interest and competing demands for time faced by our Adviser, our Sponsor and their respective affiliates, officers and employees, and other significant potential conflicts of interest including in connection with (i) substantial fees and expenses we pay to our Adviser and its affiliates which may increase the risk that you will not earn a profit on your investment and (ii) competition with entities affiliated with our Adviser and our Sponsor for investments;

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the risk of failure to maintain our status as a REIT and make required distributions to maintain such status, failure of which may materially limit our cash available for distribution to our shareholders and the risk of failure to maintain our status if values of our real estate investments rapidly change;

•	the risk of failure of our OP to be taxable as a partnership for U.S. federal income tax purposes, possibly causing us to fail to qualify for or to maintain REIT status;

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compliance with REIT requirements, which may limit our ability to hedge our liabilities effectively and cause us to forgo otherwise attractive opportunities, liquidate certain of our investments or incur tax liabilities;

•	the risk associated with investments in synthetic form;

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the risk that certain of our business activities are potentially subject to the prohibited transaction tax and that even if we qualify as a REIT we may be subject to other tax liabilities that may reduce our cash flows and distributions on our shares;

•	the ineligibility of dividends payable by REITs for the reduced tax rates available for some dividends;

•	the ability of our Board to revoke our REIT qualification without shareholder approval;

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our ability to change our major policies, operations and targeted investments without shareholder consent and our Board’s issuance of and ability to further issue debt securities or equity securities that may adversely impact the value or priority of or have dilutive effect on our shares or discourage a third-party acquisition;

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risks associated with (i) provisions in our governing documents that may limit stockholders’ choice of forum for disputes with us or discourage an acquisition of our securities or a change in control, including stock ownership restrictions and limits and (ii) provisions of our governing documents that may limit the ability for a third-party acquisition;

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recent and potential legislative or regulatory changes or other actions with respect to tax, securitization, financial or other matters affecting REITs, the mortgage industry or debt-oriented real estate investments generally;

•	the general volatility of the capital and credit markets and the impact on the market for our shares;

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the risk that we may not realize gains or income from our investments, that the repayments of our loans and investments may cause our financial performance and returns to investors to suffer or that we may experience a decline in the fair value of our assets;

•	risks associated with the Highland Bankruptcy (as defined below), including possible materially adverse consequences on our business, financial condition and results of operations;

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risks associated with holding shares of the Series A Preferred Shares, including volatility in price and trading volume, subordination to our debt, dilution upon future issuances and lack of, or a low, rating on the Series A Preferred Shares;

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risk of failure to generate sufficient cash flows to service outstanding indebtedness or pay distributions on our shares at expected levels, and the risk that we may borrow funds or use funds from other sources to pay distributions; and

•	risks associated with the concentration of our share ownership.

Risks Related to Our Business

Our real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of or return from an investment secured by a particular property.

Real estate investments are subject to various risks, including:

•	acts of nature, including extreme weather, earthquakes, floods and other natural disasters, as result of climate change or otherwise, which may result in uninsured losses;

•	acts of war, terrorism, social unrest or civil disturbances, including the consequences of such acts;

•	adverse changes in national and local economic and market conditions;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations and ordinances;

•	costs of remediation and liabilities associated with environmental conditions including, but not limited to, indoor mold; and

•	the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to shareholders.

Because we primarily invest in the real estate industry, our investments expose us to risks similar to and associated with real estate investments generally.

Our investments are primarily in or relating to real estate-related businesses, assets or interests, including but not limited to real property, common equity, debt and preferred equity. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for entities in which we have an investment requiring periodic payments or a return of capital, or “borrower entities,” to satisfy their payment obligations, increasing the default risk applicable to these entities, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Any such deterioration may also make it more difficult for entities in which we have an investment without a specific payment obligation to make distributions or returns of capital to us. Changes in general economic conditions will affect the creditworthiness of borrower entities or other investees and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, variations in rental income, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, energy supply shortages, various uninsured or uninsurable risks, natural disasters, pandemics, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy that depress travel activity, demand and/or real estate values generally and other factors that are beyond our control. The value of securities of companies that service the real estate business sector may also be affected by such risks.

We cannot predict the degree to which economic conditions generally, and the conditions for loans and investments in real estate, will improve or deteriorate. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition and results from operations. In addition, market conditions relating to real estate debt and preferred equity investments have evolved since the global financial crisis, which has resulted in a modification to certain structures and/or market terms. Any such changes in structures and/or market terms may make it relatively more difficult for us to monitor and evaluate our loans and investments.

Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate investments, including investments in debt secured by commercial property, are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with investments in or loans made on the security of single-family residential property. Our ability to realize a return on our investments in commercial real estate typically is dependent primarily upon the successful operation of the property or properties. If the net operating income of the property is reduced, our ability to realize a return on our investment may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•	tenant mix and tenant bankruptcies;

•	success of tenant businesses;

•	property management decisions, including with respect to capital improvements, particularly in older building structures;

•	property location and condition;

•	competition from other properties offering the same or similar services;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	changes in interest rates and in the state of the debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

•	changes in real estate tax rates and other operating expenses;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation;

•	natural disasters, acts of war, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•	adverse changes in zoning laws.

In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities we invest in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor. In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments, could adversely affect our results of operations and financial condition.

Most of our real estate investments are dependent upon our tenants successfully operating their businesses, and their failure to do so could adversely affect us.

Most of our properties are occupied by tenants. Therefore, the success of our investments in these properties is materially dependent upon the performance of our tenants. The financial performance of any one of our tenants is dependent on the tenant’s individual business, its industry and, in some instances, may also be dependent on the performance of a larger business network that the tenant may be affiliated with or operate under. The financial performance of any one of our tenants could be adversely affected by poor management, unfavorable economic conditions in general, changes in consumer trends and preferences that decrease demand for a tenant’s products or services or other factors, including the impact of a global pandemic which affects the United States, over which neither they nor we have control. Our Portfolio may include properties leased to tenants that operate in multiple locations, and in the future we may own multiple properties operated by the same tenant.

At any given time, any tenant may experience a decline in its business that may weaken its operating results or the overall financial condition of individual properties or its business as a whole. Any such decline may result in our tenant failing to make rental payments when due, declining to extend a lease upon its expiration, delaying occupancy of our property or the commencement of the lease or becoming insolvent or declaring bankruptcy. We depend on our tenants to operate their businesses at the properties we own or in which we own interests in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent and, if agreed by the tenant, their obligations to maintain certain insurance coverage, pay real estate taxes, make repairs and otherwise maintain our properties. The ability of tenants to fulfill their obligations under leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations pursuant to the applicable lease.

Retail properties, particularly those with multiple tenants, depend on the presence of and successful operation of an anchor tenant or tenants and the failure of such tenant's business or the loss of the anchor tenant(s) could adversely affect the overall success of our property and thereby could adversely impact our financial condition, results of operations and cash flows.

Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A multi-tenant property is particularly sensitive to the risk that a tenant that occupies a large area of a commercial retail property (commonly referred to as an anchor tenant) is unable to make their lease payments, does not extend their lease upon its expiration, or otherwise vacates their rented space. A lease termination by an anchor tenant or tenants could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner or by virtue of our investments in such properties and could decrease rents or expense recoveries. Additionally, should an anchor tenant vacate their leased space customer traffic to the property may be decreased, which could lead to decreased sales at other stores thus adversely impacting the tenant’s operations and impacting their ability to pay rent. In the event of default by a tenant or anchor store, we or the underlying property owners for our investments may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

Multi-tenant properties expose us to additional risks.

Our multi-tenant properties could expose us to the risk that a sufficient number of suitable tenants may not be found to enable the property to operate profitably. This loss of income could cause a material adverse impact to our results of operations and business. Multi-tenant properties are also subject to tenant turnover and fluctuation in occupancy rates, which could affect our operating results. Furthermore, multi-tenant properties expose us or underlying property owners for our investments to the risk of increased operating expenses, which may occur when the actual cost of taxes, insurance and maintenance at the property exceeds the operating expenses paid by tenants and/or the amounts budgeted.

Competition that traditional retail tenants face from e-commerce retail sales, or the integration of brick-and-mortar stores with e-commerce retail operators, could adversely affect our business.

Our retail tenants face increasing competition from e-commerce businesses. E-commerce sales continue to account for an increasing percentage of retail sales in the U.S. and this trend is likely to continue. These trends may have an impact on decisions that retail businesses make regarding their utilization of “brick and mortar” stores. Changes in shopping trends as a result of the growth in e-commerce may also impact the profitability of retail operators that do not adapt to changes in market conditions. The continued growth of e-commerce sales could decrease the need for traditional retail outlets and reduce the demand for retail space and property requirements. These conditions could adversely impact our results of operations and cash flows if we or underlying property owners for our investments are unable to meet the needs of tenants or if tenants encounter financial difficulties as a result of changing market conditions.

Tenant demand in our office portfolio may decline due to disruptions to the office sector, which could materially and adversely affect us.

Companies have been increasing their utilization of shared office spaces, co-working spaces, telecommuting flexible work schedules, work-from-home alternatives and videoconferencing. To the extent these trends continue tenant demand for our office space may be reduced, which could materially and adversely affect us or underlying property owners for our investments.

Certain provisions of the Company's leases may be unenforceable.

The Company's, or the underlying property owners for our investments, rights and obligations with respect to its leases are governed by written agreements with its tenants. A court could determine that one or more provisions of such an agreement are unenforceable, such as a particular remedy, a termination provision, or a provision governing the Company's or the underlying property owner's remedies for default of the tenant. If we were unable to enforce provisions of a lease agreement or agreements, our results of operations, financial condition, and cash flows could be adversely impacted.

Many of our operating costs and expenses associated with our investments are or may be fixed and will not decline if revenues decline.

Our results of operations or the results of operations of underlying property owners for our investments depend, in large part, on the level of revenues, operating costs, and expenses. The operating costs or expenses associated with ownership of a property by us or underlying property owners for our investments is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we or the underlying property owners for our investments may not be able to reduce operating costs or expenses to keep pace with the corresponding reductions in revenues. Many of the costs and expenses associated with our investments, such as taxes, insurance, loan payments, and maintenance generally will or may not be reduced if a property is not fully occupied or other circumstances cause revenues to decrease, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

We are subject to certain risks associated with investing in real estate, including potential liabilities under environmental laws and risks of loss from weather conditions, man-made or natural disasters, climate change and terrorism.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, droughts, fires and other environmental conditions can damage properties we own. Future weather conditions, man-made or natural disasters, effects of climate change or acts of terrorism could adversely impact the demand for, and value of, our assets and could also directly impact the value of our assets through damage, destruction or loss, and could thereafter materially impact the availability or cost of insurance to protect against these events. Although we believe our owned real estate and real estate we have investments in are adequately covered by insurance, we cannot predict at this time if we will be able to obtain appropriate coverage at a reasonable cost in the future, or if we will be able to continue to pass along all of the costs of insurance to our tenants. Any weather conditions, man-made or natural disasters, terrorist attack or effect of climate change, whether or not insured, could have a material adverse effect on our financial performance, liquidity and the market price of our shares. In addition, there is a risk that one or more of our property insurers may not be able to fulfill their obligations with respect to claims payments due to a deterioration in its financial condition.

Investments in securities of other companies or issuers, including debt and equity instruments such as bonds, preferred or common stock, or convertible instruments, could cause us to incur losses or other expenses which could adversely affect our financial position, results of operations, and cash flows.

We currently own and may own in the future, investments in securities of companies or issuers including debt and equity instruments, which may include bonds, preferred or common stock, or convertible instruments. Certain of these investments may be traded on an exchange or other active market while other investments may not be actively traded and without a readily observable market price. With respect to investments traded on an exchange or other active market, the price of the underlying instrument may be quoted such that the market value of the instrument varies during a given trading day, or the price may be quoted less frequently. Adverse fluctuations in the value of these investments, whether market-generated or not, may be reflected as unrealized losses on our balance sheet depending on the type of investment and our accounting methodologies. We may choose to or be required to liquidate these investments in whole or in part and at prices that result in realized losses on our investment. Should we incur realized losses on liquidating these investments, our financial position, results of operations and cash flows would be adversely impacted. Our investments in the securities of companies or issuers which are engaged in the real estate industry are also subject to risks associated with the investment in real estate generally.

Our investments in non-real estate businesses, though expected to be limited, may expose us to risks from a number of diverse issuers, industries and investment forms.

Though our investments are primarily in or relating to real estate-related businesses, assets or interests, we may, to a limited extent, hold, acquire or transact in certain non-real estate securities, including securities or investments held by us prior to our receipt of the Deregistration Order under the Investment Company Act on July 1, 2022. As a result, to the extent we hold, acquire or transact in non-real estate securities or investments, we may be exposed to risks from a number of diverse industries, issuers and investment forms, which may cause an investment in us to increase or decrease in value differently than may otherwise be expected if we solely invested in real estate businesses.

Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures relate to the yield on our loans and other investments and the financing cost of our debt, as well as interest rate swaps that we may utilize for hedging purposes. Changes in interest rates and credit spreads may affect our net income from loans and other investments, which is the difference between the interest and related income we earn on our interest-earning investments and the interest and related expense we incur in financing these investments. Interest rate and credit spread fluctuations resulting in our interest and related expense exceeding interest and related income would result in operating losses for us. Changes in the level of interest rates and credit spreads also may affect our ability to make loans or investments, the value of our loans and investments and our ability to realize gains from the disposition of assets. Increases in or high interest rates and credit spreads may also negatively affect demand for loans and could result in higher borrower default rates.

Our operating results depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. The yields we earn on our floating-rate assets and our borrowing costs tend to move in the same direction in response to changes in interest rates. However, one can rise or fall faster than the other, causing our net interest margin to expand or contract. In addition, we could experience reductions in the yield on our investments and an increase in the cost of our financing. Although we seek to match the terms of our liabilities to the expected lives of loans that we acquire or originate, circumstances may arise in which our liabilities are shorter in duration than our assets, resulting in their adjusting faster in response to changes in interest rates. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments. In addition, unless we enter into hedging or similar transactions with respect to the portion of our assets that we fund using our balance sheet, returns we achieve on such assets will generally increase as interest rates for those assets rise and decrease as interest rates for those assets decline.

For information about our risks related to past increases in or high prevailing interest rates, see “—Macroeconomic trends including inflation, rising or high interest rates or recession may adversely affect our financial condition and results of operations” below.

Macroeconomic trends including inflation, high interest rates or recession may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and high interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States had previously accelerated to historically high levels and may continue at an elevated level in the near-term. Inflation could have an adverse impact on general and administrative expenses, as these costs could increase at a rate higher than our rental revenue, interest income or other revenue. Inflationary pressures have increased our direct and indirect operating and investment costs. With regard to our investments in the SFR and multifamily housing market, inflationary pressures have increased or may have the effect of increasing costs related to property management, third-party contractors and vendors, insurance, transportation and taxes, and residents may also be adversely impacted by higher cost of living expenses, including food, energy and transportation, which may increase the rate of tenant defaults and harm our operating results. With regard to our commercial properties, inflationary pressures have increased or may have the effect of increasing our costs related to property management, third-party contractors and vendors, insurance, transportation and taxes, and our commercial tenants may be adversely impacted by higher operating expenses, which may increase the rate of tenant defaults and harm our operating results.

The U.S. Federal Reserve began rapidly raising the federal funds rate to decade-high levels in 2022 to combat inflation and restore price stability. In addition, the Federal Reserve began a quantitative tightening program in June of 2022. The combination of these actions have resulted in an increase in prevailing interest rates and a flattening of the yield curve. Certain of our investments pay interest at a fixed rate, and the relative value of the fixed cash flows from these investments will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements that we may utilize for hedging purposes, such increases will result in higher debt service costs which will adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

In addition, these actions by the Federal Reserve, as well as efforts by other central banks globally to combat inflation and restore price stability and other global events, may raise the prospect or severity of a recession. The war in Ukraine and the Israel-Hamas war add, and other international tensions or escalations of conflict may add, instability to the uncertainty driving socioeconomic forces, which may continue to have an impact on global trade and result in inflation or economic instability. Present conditions and the state of the U.S and global economies make it difficult to predict whether and/or when and to what extent a recession will occur in the near future. Should a recession occur it could negatively impact the value of commercial and residential real estate and the value of our investments, potentially materially. While the Company has taken steps to prepare for a potential downturn in the economy, should a recession occur there can be no guaranty that the Company’s efforts will prevent any negative impacts to the value of the Company’s investments.

Our loans and investments may be subject to fluctuations in interest rates that may not be adequately protected, or protected at all, by our hedging strategies.

Our investments may include loans with either floating interest rates or fixed interest rates. Floating rate loans earn interest at rates that adjust from time to time (typically monthly) based upon an index (typically the one-month secured overnight financing rate, commonly referred to as "SOFR"). These floating rate loans are insulated from changes in value specifically due to changes in interest rates; however, the coupons they earn fluctuate based upon interest rates (again, typically one-month SOFR) and, in a declining and/or low interest rate environment, these loans would earn lower rates of interest and this would impact our operating performance. Conversely, in an increasing and/or high interest rate environment, these loans would earn higher rates of interest, which would also impact our operating performance. Fixed interest rate loans, however, do not have adjusting interest rates and the relative value of the fixed cash flows from these loans will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. We may employ various hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products. We believe that no strategy can completely insulate us from the risks associated with interest rate changes and there is a risk that such strategies may provide no protection at all and potentially compound the impact of changes in interest rates. Hedging transactions involve certain additional risks such as counterparty risk, leverage risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot make assurances that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks.

Accounting for derivatives under generally accepted accounting principles in the United States (“GAAP”) may be complicated. Any failure by us to meet the requirements for applying hedge accounting in accordance with GAAP could adversely affect our earnings. In particular, derivatives are required to be highly effective in offsetting changes in the value or cash flows of the hedged items (and appropriately designated and/or documented as such). If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued and the changes in fair value of the instrument are included in our reported net income.

Investments in equity securities are subject to variation in their prices.

The prices of equity securities which we have invested in may fall over short or long periods of time. In addition, common equity represents a share of ownership in a company, and rank junior to debt and preferred equity in their claim on the Company’s assets in the event of bankruptcy.

We may use leverage in our investment program, resulting in a greater risk of loss.

We may use leverage in our investment program, including the use of borrowed funds and investments in certain types of options, such as puts, calls and warrants, which may be purchased for a fraction of the price of the underlying securities. While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent we purchase securities with borrowed funds, our net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, our use of leverage would result in a lower rate of return than if we were not leveraged.

We may invest in preferred equity securities which contain provisions that may result in a decline in the value of such preferred security in certain situations.

We may invest in preferred equity securities which contain provisions that may result in a decline in the value of such preferred security in certain situations. Preferred stock, which may include preferred stock in real estate transactions, represents an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer of preferred stock is liquidated or declares bankruptcy, the claims of creditors and owners of debt take precedence over the claims of those who own preferred and common stock. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing the stock to be called or redeemed prior to its maturity, which can have a negative impact on the stock’s price when interest rates decline. Unlike interest on debt securities, preferred stock dividends may only be payable if declared by the issuer’s board of directors or other governing body. The value of convertible preferred stock can depend heavily upon the value of the security into which such convertible preferred stock is converted, depending on whether the market price of the underlying security exceeds the conversion price.

We may invest in or write options on securities, which may result in our bearing the risk of loss should the underlying security change in value during the life of the option.

We may invest in options on securities, which may result in our bearing the risk of loss should the underlying security decline in value during the life of the option. There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A transaction in options or securities may be unsuccessful to some degree because of market behavior or unexpected events.

If we write a covered call option, we forgo, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but retains the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation and once an option writer has received an exercise notice, it must deliver the underlying security in exchange for the strike price.

If we write a covered put option, we bear the risk of loss if the value of the underlying stock declines below the exercise price minus the put premium. If the option is exercised, we could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise plus the put premium we received when we wrote the option. While our potential gain in writing a covered put option would be limited to distributions earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, we risk a loss equal to the entire exercise price of the option minus the put premium.

We may enter into reverse repurchase transactions, which are subject to the risk that the securities subject to such reverse repurchase transaction may decline in value or that securities purchased with the proceeds of such reverse repurchase transaction will decline in value below the market value of the securities we are required to repurchase.

We may enter into reverse repurchase transactions with banks and securities dealers. A reverse repurchase transaction is a repurchase transaction in which we are the seller of, rather than the investor in, securities or other assets and agree to repurchase them at a date certain or on demand. Use of a reverse repurchase transaction may be preferable to a regular sale and later repurchase of securities or other assets because it avoids certain market risks and transaction costs. Reverse repurchase transactions involve the risk that the market value of securities and/or other assets purchased by us with the proceeds received by us in connection with such reverse repurchase transactions may decline below the market value of the securities we are obligated to repurchase under such reverse repurchase transactions. They also involve the risk that the counterparty liquidates the securities delivered to it by us under the reverse repurchase agreement following the occurrence of an event of default under the reverse repurchase agreement by us. At the time when we enter into a reverse repurchase transactions, liquid securities (cash, U.S. Government securities or other debt obligations) of ours having a value at least as great as the purchase price of the securities to be purchased are expected to be segregated on our books throughout the period of the obligation. The use of these investment strategies may increase NAV fluctuation.

We may engage in the short sale of securities, which involves the risk of significant loss in the event the price of the borrowed securities appreciates before the short position closes out.

We may engage in the short sale of securities, which involves the risk of significant loss in the event the price of the borrowed securities appreciates before the short position closes out. Short sales by us that are not made where there is an offsetting long position in the asset that it is being sold short theoretically involve unlimited loss potential since the market price of securities sold short may continuously increase. Short selling allows us to profit from declines in market prices to the extent such decline exceeds the transaction costs and costs of borrowing the securities. However, since the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. Purchasing securities to close out the short position can itself cause the price of securities to rise further, thereby exacerbating the loss. We may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, we might have difficulty purchasing securities to meet margin calls on its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales.

If other short positions of the same security are closed out at the same time, a “short squeeze” can occur where demand exceeds the supply for the security sold short. A short squeeze makes it more likely that we will need to replace the borrowed security at an unfavorable price.

We may invest in structured finance securities, which are subject to the risk of default on the underlying obligation, increased sensitivity to defaults due to previous defaults and the disappearance of protecting tranches, market anticipation of defaults and aversion to certain structured finance securities as a class.

A portion of our investments may consist of structured finance securities, such as CMBS, collateralized mortgage obligations, collateralized bond obligations, CLOs or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. We and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. The riskiest securities are the equity tranche, which bears the bulk of defaults from the bonds or loans serving as collateral, and thus may protect the other, more senior tranches from default. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. A senior tranche typically has higher ratings and lower yields than the underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, other tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to previous defaults and the disappearance of protecting tranches, market anticipation of defaults and aversion to certain structured finance securities as a class.

We may invest in emerging markets, where investments are subject to additional risks and price volatility.

We may invest in emerging markets, where investments are subject to additional risks and price volatility. Any investments in issuers based in emerging market countries (countries in which the capital markets are developing), or in securities issued by foreign governments, may involve greater risks than investments in more developed markets and the prices of such investments may be more volatile. The consequences of political, social or economic changes in these markets may have disruptive effects on the market prices of our investments and the income they generate, as well as our ability to repatriate such amounts.

We may be subject to risks involved in investment activity through joint ventures.

We may acquire investments through joint ventures when we believe circumstances warrant the use of such structures. Joint venture investments involve risks, including: the possibility that joint venture partners might refuse to make capital contributions when due; that we may be responsible to joint venture partners for indemnifiable losses; that joint venture partners might at any time have business or economic goals which are inconsistent with ours; and that joint venture partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. In some instances, joint venture partners may have competing interests in our markets that could create conflicts of interest. Further, joint venture partners may fail to meet their obligations to the joint venture as a result of financial distress or otherwise, and we would be forced to make contributions to maintain the value of the investments. To the extent joint venture partners do not meet their obligations to the joint venture or they take action inconsistent with the interests of the joint venture, we could be adversely affected.

If we acquire investments through joint ventures, we may be required to make decisions jointly with the other investors who have interests in the respective joint ventures. We might not have the same interests as the other investors in relation to these decisions or transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducements to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and third-party rights, including consent rights to certain transactions, may apply to sales or transfers of interests in joint ventures. Consequently, decisions to buy or sell interests in a property or properties relating to joint ventures may be subject to the prior consent of other investors. These restrictive provisions and third-party rights would potentially preclude us from achieving full value of the investments because of our inability to obtain the necessary consents to sell or transfer the interests.

Our investments may be concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future.

We intend to focus primarily on investing in various real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. In addition to our commercial real estate focus, our investments may be concentrated in terms of property type (e.g. retail vs. office), geography, asset type, industry and sponsors, as we are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our Board. Any such concentration of our investments that are subject to relatively higher risk of issuer bankruptcy, default, foreclosure or other risks may cause our Portfolio to have overall higher risks than it otherwise would. A significant portion of our investments are currently in securities of issuers that are advised, directly or indirectly, by affiliates of our Adviser. In addition, our operating properties are currently all based in Texas. The Portfolio, based on net equity, is comprised of 84.7% investments in entities managed by or advised by affiliates of the Adviser. Any concentration of our investments may continue, vary from time to time or become more prevalent in the future.

Investment concentration may cause even modest changes in the value of the underlying assets to significantly impact the value of our investments. As a result of any high levels of concentration, any adverse economic, political or other conditions that disproportionately affects those geographic areas, asset classes or investments concentrated in other terms could have a magnified adverse effect on our results of operations and financial condition, and the value of our shareholders’ investments could vary more widely than if we invested in a more diverse Portfolio.

We operate in a competitive market for investment opportunities and competition may limit our ability to acquire desirable properties, loans and investments in commercial real estate and could also affect the yields of these assets.

A number of entities compete with us to make the types of loans and investments, including the acquisition of real estate, that we make. Our profitability depends, in large part, on our ability to invest in commercial real estate on attractive terms. In investing in commercial real estate, we compete with a variety of institutional lenders and investors, including other REITs, specialty finance companies, public and private funds (including other funds managed by affiliates of our Adviser and Sponsor), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exclusion from regulation under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for investments in commercial real estate may lead to the yields of such assets decreasing, which may further limit our ability to generate satisfactory returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable loans and investments in commercial real estate may be limited in the future, and we may not be able to take advantage of attractive lending and investment opportunities that may exist from time to time, as we can provide no assurance that we will be able to identify and invest in loans or make other investments that are consistent with our investment objectives.

Prepayment rates may adversely affect the value of loans in which we invest.

The value of our assets may be affected by prepayment rates on loans. If we invest in issuers that acquire or invest in mortgage-related securities or a pool of mortgage securities, we anticipate that the mortgage loans or the underlying mortgages will prepay at a projected rate generating an expected yield. If the assets are purchased at a premium to the par value or principal balance of the security or loans, when borrowers prepay their loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the related premium will have to be amortized on an accelerated basis. Conversely, if the assets are purchased at a discount to either the principal balance of the loans or the par value of the loans underlying the securities, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the related discount will not accrete as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, changes in interest rates, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on loans generally increase, though prepayment rates on loans are not guaranteed to remain the same or decrease in periods of increasing interest rates. If general interest rates decline at the same time, the proceeds of such prepayments received are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates. Prepayment rates could have an adverse effect on other of our portfolio investments, including any debt investments and preferred equity investments or on additional investments we may make in the future.

The lack of liquidity in certain of our investments may adversely affect our business.

The illiquidity of certain of our investments may make it difficult for us to sell such investments if the need or desire arises. Certain investments such as real property, debt securities (including participations) and preferred equity, in particular, may be relatively illiquid investments. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale and other factors. In addition, certain of our investments may become less liquid after our investment as a result of periods of delinquencies or defaults by borrowers or tenants or turbulent market conditions, which may make it more difficult for us to dispose of such assets at advantageous times or in a timely manner. Moreover, many of the loans and securities we invest in will not be registered under the relevant securities laws, resulting in prohibitions against their transfer, sale, pledge or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with such laws. Also, if in order to permit resale the securities are registered under the Securities Act at our expense, our expenses would be increased. As a result, we expect many of our investments may be illiquid, and if we are required to liquidate all or a portion of our Portfolio quickly, for example as a result of loan defaults, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment to the extent that we or our Adviser and/or its affiliates has or could be attributed as having material, non-public information regarding such business entity. As a result, our ability to vary our Portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Our success depends on the availability of attractive loans and investments and our Adviser’s ability to identify, structure, consummate, leverage, manage and realize returns on our loans and investments.

Our operating results are dependent upon the availability of attractive loans and investments, as well as our Adviser’s ability to identify, structure, consummate, leverage, manage and realize returns on our loans and investments. In general, the availability of favorable investment opportunities and, consequently, our returns, will be affected by the level and volatility of interest rates, conditions in the financial markets, general economic conditions, the demand for loan and investment opportunities in commercial real estate and the supply of capital for such opportunities. We cannot make any assurances that our Adviser will be successful in identifying and consummating loans and investments that satisfy our rate of return objectives or that such loans and investments, once made, will perform as anticipated.

Any distressed loans or investments we make, or loans or investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.

Our loans and investments may include making distressed investments from time to time (e.g., investments in defaulted, out-of-favor or distressed bank loans and debt securities) or may involve investments that become “non-performing” following our acquisition thereof. Certain of our investments may include properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers. Loans or securities of financially or operationally troubled issuers are less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. The market prices of such securities, if a market price is observable, are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. These securities are subject to a multitude of legal, industry, market, environmental and governmental forces that make analysis inherently difficult. Further, we rely on management, outside experts, market participants and the Adviser to analyze potential investments for us. There can be no assurance that any of these sources will prove credible, or that the resulting analysis will produce accurate conclusions. Investment in the loans or securities of financially or operationally troubled borrowers or issuers involves a high degree of credit and market risk.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our investments), the success of our investment strategy with respect thereto will depend, in part, on our ability to effectuate loan modifications and/or restructure and improve the operations of the borrower entities. The activity of identifying and implementing successful restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that we will be able to identify and implement successful restructuring programs and improvements with respect to any distressed loans or investments we may have from time to time.

These financial difficulties may not be overcome and may cause borrower entities to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our loans and investments and, in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions held by us, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws.

We may not have control over certain of our loans and investments.

Our ability to manage our Portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we may:

•	acquire investments subject to rights of senior classes and servicers under intercreditor or servicing agreements;

•	acquire only a minority and/or a non-controlling participation in an underlying investment;

•	co-invest with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

•	rely on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our loans or investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third parties controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours. A partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may, in certain circumstances, be liable for the actions of our partners or co-venturers.

We may make preferred equity investments in entities over which we will not have voting control. We intend to ensure that the terms of our investments require that the respective entities take all actions necessary to preserve our REIT status and avoid taxation at the REIT level. However, because we will not control such entities, they may cause us to fail one or more of the REIT tests. In that event, we intend to take advantage of all available provisions in the REIT statutes and regulations to cure any such failure, which provisions may require payments of penalties. We believe that we will be successful in maintaining our REIT status, but no assurances can be given.

Investments that are subordinated or otherwise junior in an issuer’s capital structure and that involve privately negotiated structures expose us to greater risk of loss.

We may invest in debt and preferred equity that are subordinated or otherwise junior in an issuer’s capital structure and that involve privately negotiated structures. Our investments in subordinated debt and preferred equity and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, are subject to the rights of any senior creditors. Significant losses related to such loans or investments could adversely affect our results of operations and financial condition. Investments in subordinated debt and preferred equity also bear a greater risk of default than senior debt and may receive payments after the holders on the more senior tranches of debt instruments with respect to an issuer.

We may invest in senior loans, a significant portion of which may be below investment grade, which the borrower may fail to repay or which may decline in value due to changes in interest rates.

We may invest in senior loans, a significant portion of which may be below investment grade, which the borrower may fail to repay or which may decline in value due to changes in interest rates. Loans below investment grade are considered speculative because of the credit risk of their issuers. As with any debt instrument, senior loans are generally subject to the risk of price declines and to increases in interest rates, particularly long term rates. Senior loans are also subject to the risk that, as interest rates rise, the cost of borrowing increases, which may increase the risk of default. In addition, the interest rates of floating rate loans typically only adjust to changes in short-term interest rates; long-term interest rates can vary dramatically from short-term interest rates. Therefore, senior loans may not mitigate price declines in a rising long term interest rate environment. The secondary market for loans is generally less liquid than the market for higher grade debt. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a loan, and could adversely affect our income. The volume and frequency of secondary market trading in such loans varies significantly over time and among loans. Although senior loans in which we may invest may often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower’s obligation in the event of a default or that such collateral could be readily liquidated.

We may not realize gains or income from our investments.

We seek to generate both current income and capital appreciation from our investments. However, it is possible that our investments will not appreciate in value and some investments may decline in value. In addition, the obligors on any loans in which we invest may default on, or be delayed in making, interest and/or principal payments, especially given that we may invest in sub-performing and non-performing loans or in securitizations of loans or in transitional loans. Accordingly, we are subject to an increased risk of loss and may not be able to realize gains or income from our investments. Moreover, any gains that we do realize may not be sufficient to offset our losses and expenses.

Real estate valuation is inherently subjective and uncertain.

The valuation of real estate, and therefore the valuation of any underlying security relating to loans and/or estate investments made by us is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. As a result, the valuations of the real estate assets against which we make loans and/or investments are subject to a large degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets.

Some of our portfolio investments may be recorded at fair value not readily available and, as a result, there will be uncertainty as to the value of these investments.

Some or all of our portfolio investments may be in the form of positions or securities that are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. Our Adviser will value these investments at fair value which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and financial condition could be adversely affected if our Adviser’s determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

We may experience a decline in the fair value of our assets.

A decline in the fair value of our assets may require us to recognize an “other-than-temporary” impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the original acquisition cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair value of our assets, it could adversely affect our results of operations and financial condition.

The due diligence process that our Adviser undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if our Adviser incorrectly evaluates the risks of our loans and investments, we may experience losses.

Before making investments for us, including in any loans, our Adviser will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Adviser may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. Relying on the resources available to it, our Adviser will evaluate our potential investments based on criteria it deems appropriate for the relevant investment. Our Adviser’s loss estimates may not prove accurate, as actual results may vary from estimates. If our Adviser underestimates the asset-level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Insurance on investments may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism, acts of war, social unrest and civil disturbances, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, also might result in insurance proceeds being insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding nonperformance of or loss on our investment related to such property.

Terrorist attacks, other acts of violence or war or a prolonged economic slowdown may affect the real estate industry generally and our business, financial condition and results of operations.

We cannot predict the severity of the effect that potential future terrorist attacks or other acts of violence or war would have on us. We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance and may cause the market value of our securities to decline or be more volatile. In addition, a prolonged economic slowdown, a recession or declining real estate values, including, among other things, as a result of pandemics, inflation or rising or high interest rates, could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Losses resulting from these types of events may not be fully insurable.

The absence of affordable insurance coverage may adversely affect the general real estate market, including lending volume, and the market’s overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties underlying our interests are unable to obtain affordable insurance coverage, the value of our interests could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

Risks Related to Our Industry

We may need to foreclose on certain loans and/or exercise our “foreclosure option” under the terms of investments we may acquire, which could result in losses that harm our results of operations and financial condition.

We may find it necessary or desirable to foreclose on certain loans and/or exercise our “foreclosure option” under the terms of loans we acquire, and this process may be lengthy and expensive. We cannot assure you as to the adequacy of the protection of the terms of the applicable loan or investment, including the validity or enforceability of the loan and/or investments and the maintenance of the anticipated priority and perfection of the applicable security interests, if any. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially result in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan and/or investment, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan and/or investment, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan and/or investment or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our investments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant investment held by us and our ability to make distributions to our shareholders.

The presence of hazardous substances on a property may adversely affect our ability to sell the property upon a default and foreclosure of one of our investments and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our shareholders.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Compliance with various laws and regulations, including accessibility, building and health and safety laws and regulations, may be costly, may adversely affect our operations or expose us to liability.

In addition to compliance with environmental regulations, we or underlying property owners for our investments must comply with various laws and regulations such as accessibility, building, zoning, landlord/tenant and health and safety laws and regulations, including, but not limited to, the ADA and the Fair Housing Act. Some of those laws and regulations may conflict with one another or be subject to limited judicial or regulatory interpretations. Under those laws and regulations, we or underlying property owners for our investments may be liable for, among other things, the costs of bringing our properties into compliance with the statutory and regulatory requirements. Noncompliance with certain of these laws and regulations may result in liability without regard to fault and the imposition of fines and could give rise to actions brought against us or the underlying property owners for our investments by governmental entities and/or third parties who claim to be or have been damaged as a consequence of an underlying property not being in compliance with the subject laws and regulations. As part of our due diligence procedures in connection with the acquisition of a property, we typically conduct an investigation of the property’s compliance with known laws and regulatory requirements with which we must comply once we acquire a property, including a review of compliance with the ADA and local zoning regulations. Our investigations and these assessments may not have revealed, and may not with respect to future acquisitions reveal, all potential noncompliance issues or related liabilities and we can provide no assurance that our properties have been, or that our future projects will be, designed and built in accordance with all applicable legal requirements. In addition, there can be no guarantee that underlying property owners for our investments have conducted a similar or sufficient investigation of the property’s compliance or liabilities, that they will in the future, or that any such properties will be designed, built and maintained in accordance with applicable legal requirements.

Our ability to generate returns for our shareholders through our investment, finance and operating strategies is subject to then-existing market conditions, and we may make significant changes to these strategies in response to changing market conditions.

We seek to provide attractive risk-adjusted returns to our shareholders over the long term. We intend to achieve this objective primarily by originating, structuring and investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. In the future, to the extent that market conditions change and we have sufficient capital to do so, we may, depending on prevailing market conditions, change our investment guidelines in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our equity that will be invested in any commercial real estate property types at any given time.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the real estate industry and capital markets, our financial condition and results of operations may be materially and adversely affected.

The manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, regulatory environment, the role and structures of government-sponsored enterprises, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and results of operations may be adversely affected. In addition, we may not be successful in executing our business strategies and, even if we successfully implement our business strategies, we may not generate revenues or profits after we implement them.

Any credit ratings assigned to our loans and investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Our loans and investments may be rated by rating agencies such as Moody’s Investors Service, Fitch Ratings or Standard & Poor’s. Any credit ratings on our loans and investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our loans and investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our Portfolio and could result in losses upon disposition.

We may invest in derivative instruments, which would subject us to increased risk of loss.

Subject to maintaining our qualification as a REIT, we may invest in derivative instruments. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss. The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile, and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Such derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter (“OTC”) markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded on an exchange. The risk of nonperformance by the obligor on such an instrument may be greater, and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between “bid” and “ask” prices for derivative instruments that are traded OTC and not on an exchange. Such OTC derivatives are also typically not subject to the same type of investor protections or governmental regulation as exchange-traded instruments.

In addition, we may invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with our investment objectives and legally permissible. Any such investments may expose us to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or we determine to make such an investment.

A change in the federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae, Freddie Mac and Ginnie Mae and the U.S. government, may materially adversely affect our business, financial condition and results of operations.

Congress has considered a substantial number of bills that include comprehensive or incremental approaches to ending the conservatorship, winding down Fannie Mae and Freddie Mac or changing their purposes, businesses or operations. U.S. government departments and agencies, including the U.S. Treasury and FHFA, have also published proposals which could lead to a release or exit from conservatorship. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for multifamily housing more generally may adversely affect the availability of CMBS securitizations as an investment or cause breaches in underlying loan covenants, and, as a result, may adversely affect our investments. It may also adversely affect underlying interest rates, capital availability, development of multifamily communities and the value of multifamily assets, which may also adversely affect our investments. In addition, reforms regarding Fannie Mae and Freddie Mac could negatively impact our ability to maintain an exclusion or exemption from the Investment Company Act.

The market value of CMBS securitizations guaranteed by Fannie Mae and Freddie Mac today are highly dependent on the continued support by the U.S. government. If such support is modified or withdrawn, if the U.S. Treasury fails to inject new capital as needed or if Fannie Mae and Freddie Mac are released from conservatorship, the market value of the CMBS securitizations they guaranteed could significantly decline, making it difficult to obtain repurchase agreement financing and could force holders of CMBS securitizations to sell assets at substantial losses. Furthermore, any policy changes to the relationship between Fannie Mae, Freddie Mac and the U.S. government may create market uncertainty and have the effect of reducing the actual or perceived credit quality of the CMBS securitizations. It may also interrupt the cash flow received by investors on the underlying CMBS.

All of the foregoing could materially adversely affect the availability, pricing, liquidity, market value and financing of our assets or investments and materially adversely affect our business, operations, financial condition and book value per common share.

The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.

As a result of past dislocation of the credit markets, the securitization market has become subject to additional regulation. In particular, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), various federal agencies, have promulgated rules that require issuers in securitizations to retain at least 5% of the risk associated with the securities. While the rule as adopted generally allows the purchase of the CMBS B-Piece by a party not affiliated with the issuer to satisfy the risk retention requirement, current CMBS B-Pieces are generally not large enough to fully satisfy the 5% requirement. Accordingly, if we buy CMBS B-Pieces, we may be required to purchase larger CMBS B-Pieces, potentially reducing returns on such investments. Furthermore, any such CMBS B-Pieces purchased by us in an unaffiliated issuer generally cannot be transferred for a period of five years following the closing date of the securitization or hedged against credit risk. These restrictions may reduce our liquidity and could potentially reduce our returns on such investments. To the extent we utilize the securitization market and retain this risk of loss through subordinate interests or CMBS B-Pieces in our securitized debt transactions, these requirements could reduce our returns on these transactions. In addition, if we fail to operate in compliance with existing and future regulations, our business, reputation, financial condition or results of operations could be materially and adversely affected.

Rapid changes in the values of our real estate investments may make it more difficult for us to maintain our qualification as a REIT or exclusion from regulation under the Investment Company Act.

If the market value or income potential of real estate-related investments declines as a result of increased or high interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from Investment Company Act regulation. If a decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

As a consequence of our seeking to avoid registration under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid registration under the Investment Company Act and cause the need for a restructuring of our Portfolio. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate. In addition, seeking to avoid registration under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and Portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our ability to pay distributions to our shareholders.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and place additional demands on management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we are required to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act"), related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the NYSE. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our Board and management and will require us to incur significant costs and expenses. As a result of being a public company, we are required to:

•	institute and maintain a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board (the “PCAOB”);

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;

•	establish and maintain internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function.

If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our securities.

Risks Related to Our Indebtedness and Financing Strategy

We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2023, we have approximately $197.34 million of indebtedness outstanding related to our Portfolio. Payments of principal and interest on borrowings may leave us with insufficient cash resources to acquire additional investments or pay the dividends necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	force us to dispose of one or more of our investments, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to increases in or high interest rates;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our securities could be adversely affected.

Any credit facilities (including term loans and revolving facilities), debt securities, repurchase agreements, warehouse facilities, securitizations or other debt arrangements may impose restrictive covenants, which may restrict our flexibility to determine our operating policies and investment strategy.

We may enter into agreements with various counterparties to finance our operations, which may include entering into credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, securitizations and/or issuing debt securities or other debt arrangements. The documents that govern these agreements may contain customary affirmative and negative covenants, including financial covenants applicable to us that may restrict our flexibility to determine our operating policies and investment strategy. For example, these agreements may require us to maintain a specific net debt to equity ratio, minimum NAV, senior debt service coverage ratio, consolidated unencumbered assets ratio, or, among others, specified minimum levels of capacity under our credit facilities and cash. As a result, we may not be able to leverage our assets as fully as we would otherwise choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate significantly. In addition, lenders may require that our Adviser continue to serve in such capacity. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We may also be subject to cross-default and acceleration rights in our other debt arrangements. Further, this could also make it difficult for us to satisfy the distribution requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

Inability to access funding could have a material adverse effect on our results of operations, financial condition and business.

Our ability to fund our loans and investments may be impacted by our ability to secure bank credit facilities (including term loans and revolving facilities), warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements and additional repurchase agreements on acceptable terms. We may also rely on short-term financing that would be especially exposed to changes in availability. Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general economic or market conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential;

•	our current and potential future earnings and cash distributions; and

•	the market price of our securities.

We may need to periodically access the capital markets to raise cash to fund new loans and investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect our lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. We cannot make assurances that we will be able to obtain any additional financing on favorable terms or at all.

We are subject to counterparty risk associated with our debt obligations.

Our counterparties for critical financial relationships may include both domestic and international financial institutions. These institutions could be severely impacted by credit market turmoil, changes in legislation, allegations of civil or criminal wrongdoing and may as a result experience financial or other pressures. In addition, if a lender or counterparty files for bankruptcy or becomes insolvent, our borrowings under financing agreements with them may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to financing and increase our cost of capital. If any of our counterparties were to limit or cease operation, it could lead to financial losses for us.

Derivatives and hedging activity could adversely affect cash flow.

Subject to qualifying and maintaining our qualification as a REIT, we may pursue various hedging strategies and use derivatives to manage our exposure to interest rate volatility on debt instruments, including hedging for future debt issuances. At other times, we may utilize derivatives to increase our exposure to floating interest rates. However, these hedging arrangements may not have the desired beneficial impact. Hedging arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or, if we terminate them, breakage costs. No strategy can completely insulate us from the risks associated with interest rate fluctuations.

Any credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities, securitizations or other debt arrangements that we may use to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize credit facilities, repurchase agreements, warehouse facilities, securitizations and other forms of financing to finance our assets if they are available on acceptable terms. In the event we utilize these financing arrangements, they would involve the risk that the market value of our assets pledged or sold by us to the repurchase agreement counterparty, provider of the credit facility, lender of the warehouse facility or the securitization counterparty may decline in value, in which case the applicable creditor may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the applicable creditor could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the applicable creditor files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to credit and increase our cost of capital. The applicable creditor may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

If a counterparty to a repurchase agreement defaults on its obligation to resell the underlying security back to us at the end of the purchase agreement term, or if the value of the underlying asset has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we may incur losses.

Under any repurchase agreements we enter into, we will sell the assets to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the repurchase agreement. Because the cash that we receive from the lender when we initially sell the assets to the lender is less than the value of those assets (the difference being the “haircut”), if the lender defaults on its obligation to resell the same assets back to us, we would incur a loss on the repurchase agreement equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also incur losses on a repurchase agreement if the value of the underlying assets has declined as of the end of the repurchase agreement term, because we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Further, if we default on our obligations under a repurchase agreement, the lender will be able to terminate the repurchase agreement and cease entering into any other repurchase agreements with us. Any repurchase agreements we enter into are likely to contain cross-default provisions, so that if a default occurs under any repurchase agreement, the lender can also declare a default with respect to all other repurchase agreements they have with us. If a default occurs under any of our repurchase agreements and a lender terminates one or more of its repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses that we incur on our repurchase agreements could adversely affect our earnings and thus our cash available for distribution to stockholders.

Risks Related to Our Corporate Structure

We have limited operating history as a REIT and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders.

We ceased being an investment company registered under the Investment Company Act on July 1, 2022 and have limited operating history as a REIT. We may not be able to operate our business successfully, find suitable investments or implement our operating policies and strategies. Our ability to provide attractive risk-adjusted returns to our shareholders over the long term depends on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we may not be able to do either. Similarly, we may not be able to generate sufficient revenue from operations to pay our operating expenses and make distributions to stockholders. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition or origination of investments in commercial real estate, the level and volatility of interest rates, the availability of equity capital as well as adequate short- and long-term financing, conditions in the financial markets and economic conditions.

In addition, our future operating results and financial data may vary materially from the historical operating results and financial data contained in this Annual Report because of a number of factors. Consequently, the historical financial statements contained in this Annual Report may not be useful in assessing our likely future performance.

We depend upon key personnel of our Adviser and its affiliates.

We are an externally managed REIT and therefore we do not have any internal management capacity and expect to only have accounting employees. We will depend to a significant degree on the diligence, skill and network of business contacts of the management team and other key personnel of our Adviser, including Messrs. Dondero, Mitts, McGraner, Sauter, Norris, Richards and Willmore, all of whom may be difficult to replace. We expect that our Adviser will evaluate, negotiate, structure, close and monitor our loans and investments in accordance with the terms of the Advisory Agreement.

We will also depend upon the senior professionals of our Adviser to maintain relationships with sources of potential investments, and we intend to rely upon these relationships to provide us with potential investment opportunities. We cannot assure you that these individuals will continue to provide indirect investment advice to us. If these individuals, including the members of the management team of our Adviser, do not maintain their existing relationships with our Adviser, maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our Portfolio. In addition, individuals with whom the senior professionals of our Adviser have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that these relationships will generate investment opportunities for us.

We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

We are dependent on our Adviser and its affiliates to manage our operations and originate, structure and manage our loans and investments. All of our investment decisions are made by our Adviser, subject to general oversight by our Adviser’s investment committee and our Board. Any adverse changes in the financial condition of our Adviser or its affiliates, or our relationship with our Adviser, could hinder our Adviser’s ability to successfully manage our operations and our Portfolio, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our shareholders.

Our Adviser manages our Portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our Board for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier investments and which could materially and adversely affect us.

Our Adviser is authorized to follow very broad investment guidelines that provide it with substantial discretion in investment, financing, asset allocation and hedging decisions. Our Board will periodically review our investment guidelines and our Portfolio but will not, and is not required to, review and approve in advance all of our proposed investments or our Adviser’s financing, asset allocation or hedging decisions. In addition, in conducting periodic reviews, our trustees may rely primarily on information provided, or recommendations made, to them by our Adviser or its affiliates. Subject to qualifying and maintaining our REIT qualification and our exclusion from regulation under the Investment Company Act, our Adviser has significant latitude within the broad investment guidelines in determining the types of investments it makes for us, and how such investments are financed or hedged, which could result in investment returns that are substantially below expectations or losses, which could materially and adversely affect us.

We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of our Adviser and members of our Adviser’s management team or by our Sponsor or its affiliates.

Our primary focus in making investments generally differs from that of existing investment funds, accounts or other investment vehicles that are or have been managed by affiliates of our Advisers, members of our Adviser’s management team, our Sponsor or affiliates of our Sponsor. Past performance is not a guarantee of future results, and there can be no assurance that we will achieve comparable results of those Sponsor affiliates. In addition, investors in our securities are not acquiring an interest in any such investment funds, accounts or other investment vehicles that are or have been managed by members of our Adviser’s management team or our Sponsor or its affiliates. We also cannot assure you that we will replicate the historical results achieved by members of the management team, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated.

The Advisory Agreement may be terminated by (a) us, upon a cause event (as defined in the Advisory Agreement), on 30 days’ written notice, (b) either party, without cause, upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term, (c) our Adviser, upon 30 days’ written notice if we materially breach the agreement and such breach continues for 30 days before we are given such notice or (d) automatically in the event of an Advisers Act Assignment unless we provide written consent. If the Advisory Agreement is terminated for any one of these reasons, we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business, results of operations and cash flows.

The Advisory Agreement may be terminated by (a) us, upon a cause event (as defined in the Advisory Agreement), on 30 days’ written notice, (b) either party, without cause, upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term, (c) our Adviser, upon 30 days’ written notice if we materially breach the agreement and such breach continues for 30 days before we are given such notice or (d) automatically in the event of an Advisers Act Assignment unless we provide written consent. If the Advisory Agreement is terminated and no suitable replacement is found, we may not be able to execute our business plan. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows. Furthermore, we may incur certain costs in connection with a termination or non-renewal of the Advisory Agreement, including a termination fee equal to three times the Adviser’s annual Fee (unless the Advisory Agreement is terminated as a result of a cause event).

Our Adviser maintains a contractual as opposed to a fiduciary relationship with us. Our Adviser’s liability is limited under the Advisory Agreement, and we have agreed to indemnify our Adviser against certain liabilities.

Our Adviser maintains a contractual as opposed to a fiduciary relationship with us. Under the terms of the Advisory Agreement, our Adviser and its affiliates and their respective partners, members, officers, directors, employees and agents will not be liable to us (including but not limited to (1) any act or omission in connection with the conduct of our business that is determined in good faith to be in or not opposed to our best interest, (2) any act or omission based on the suggestions of certain professional advisors, (3) any act or omission by us, or (4) any mistake, negligence, misconduct or bad faith of certain brokers or other agents), unless any act or omission constitutes bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of duties. We have also agreed to indemnify our Adviser and its affiliates and their respective partners, members, officers, directors, employees and agents from and against any and all claims, liabilities, damages, losses, costs and expenses that are incurred and arise out of or in connection with our business or investments, or the performance by the indemnitee of its responsibilities under the Advisory Agreement, provided that the conduct at issue did not constitute bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of duties. As a result, we could experience poor performance or losses for which our Adviser would not be liable.

Under the terms of the Advisory Agreement, our Adviser will indemnify and hold us harmless from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of our Adviser’s bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that our Adviser will not be held responsible for any action of our Board in following or declining to follow any written advice or written recommendation given by our Adviser. However, the aggregate maximum amount that our Adviser may be liable to us pursuant to the Advisory Agreement will, to the extent not prohibited by law, never exceed the amount of the management fees received by our Adviser under the Advisory Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability have occurred. In addition, our Adviser will not be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The limitations described in the preceding two sentences will not apply, however, to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of our Adviser’s duties.

We may change our targeted investments without shareholder consent.

We focus primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. Our target underlying property types primarily include, but are not limited to, SFR, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. To a limited extent, we may also hold, acquire or transact in certain non-real estate securities. We may make adjustments to our target Portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our shareholders. Any such change could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report. These policies may change over time. A change in our targeted investments or investment guidelines, which may occur without notice to you or without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our securities and our ability to make distributions to you. We intend to disclose any changes in our investment policies in our next required periodic report.

We will pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment.

Pursuant to the Advisory Agreement, we will pay significant fees to our Adviser and its affiliates. Those fees include management fees and obligations to reimburse our Adviser and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services. Additionally, on January 30, 2023, our shareholders approved a long-term incentive plan that provides us the ability to grant awards to employees of our Adviser and its affiliates. For additional information on these fees and the fees paid to our Adviser, see “Item 1. Business—Our Advisory Agreement” and Note 14 to our consolidated financial statements for more information.

If we internalize our management functions, we may not achieve the perceived benefits of the internalization transaction.

In the future, our Board may consider internalizing the functions performed for us by our Adviser by, among other methods, acquiring our Adviser’s assets. The method by which we could internalize these functions could take many forms. There is no assurance that internalizing our management functions will be beneficial to us and our shareholders. An acquisition of our Adviser could result in dilution of your interest as a shareholder and could reduce earnings per share. Additionally, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Adviser or its affiliates. Internalization transactions, including, without limitation, transactions involving the acquisition of affiliated advisors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with our Sponsor and our Adviser, there may be times when our Sponsor and our Adviser or their affiliated persons have interests that differ from those of our shareholders, giving rise to a conflict of interest.

Our trustees and management team serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by our Adviser or its affiliates. Similarly, our Adviser or its affiliates may have other clients with similar, different or competing investment objectives, including, among others, NexPoint Residential Trust, Inc. (“NXRT”), a publicly traded multi-family REIT, VineBrook Homes Trust, Inc. ("VineBrook"), an SFR REIT, NexPoint Real Estate Finance, Inc. ("NREF"), a publicly traded mortgage REIT, and NexPoint Hospitality Trust ("NHT"), a publicly traded hospitality REIT listed on the TSXV, each of which is also managed by members of our management team. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interest of us or our shareholders. For example, the management team of our Adviser has, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by our Adviser and its affiliates. Our investment objectives may overlap with the investment objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with our Adviser and its affiliates. Our Adviser will seek to allocate investment opportunities among eligible accounts in a manner consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time.

The Chapter 11 bankruptcy filing by Highland Capital Management, L.P. (“Highland”) may have materially adverse consequences on our business, financial condition and results of operations.

On October 16, 2019, Highland, a former affiliate of our Sponsor, filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware (the "Highland Bankruptcy"), which was subsequently transferred to the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). On January 9, 2020, the Bankruptcy Court approved a change of control of Highland, which involved the resignation of James Dondero as the sole director of, and the appointment of an independent board to, Highland’s general partner. On September 21, 2020, Highland filed a plan of reorganization and disclosure statement with the Bankruptcy Court, which was subsequently amended (the “Fifth Amended Plan of Reorganization”). On October 9, 2020, Mr. Dondero resigned as an employee of Highland and as portfolio manager for all Highland-advised funds. As a result of these changes, our Sponsor is no longer under common control with Highland, and therefore Highland is no longer affiliated with us. On February 22, 2021, the Bankruptcy Court entered an order confirming Highlands’s Fifth Amended Plan of Reorganization (the “Plan”), which became effective on August 11, 2021. On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed pursuant to the Plan, filed a lawsuit (the “Bankruptcy Trust Lawsuit”) against various persons and entities, including our Sponsor and James Dondero. The Bankruptcy Trust Lawsuit does not include claims related to our business or our assets or operations. On March 27, 2023, Marc S. Kirschner filed a motion seeking to voluntarily stay the Bankruptcy Trust Lawsuit, which motion was granted on April 4, 2023. As of January 30, 2024, the Bankruptcy Trust Lawsuit continues to be stayed. The Highland Bankruptcy and lawsuits filed in connection therewith, including the Bankruptcy Trust Lawsuit, could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the Highland Bankruptcy and the Bankruptcy Trust Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations. Further, the Highland Bankruptcy has and may continue to expose our Sponsor, our Adviser and our affiliates to claims arising out of our former relationship with Highland that could have an adverse effect on our business, financial condition and results of operations.

Litigation against James Dondero and others may have materially adverse consequences on our business, financial condition and results of operations.

On February 8, 2023, UBS Securities LLC and its affiliate (collectively, "UBS") filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of entities currently or previously affiliated with Mr. Dondero, seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the “UBS Lawsuit”). The UBS Lawsuit does not include claims related to our business or our assets. While neither our Sponsor nor our Adviser are parties to the UBS Lawsuit, these proceedings could expose our Sponsor, our Adviser, our affiliates, our management and/or us to negative publicity, which might adversely affect our reputation and/or investor confidence in us, and/or future debt or equity capital raising activities. In addition, the UBS Lawsuit may be both time consuming and disruptive to our operations and cause significant diversion of management attention and resources which may materially and adversely affect our business, financial condition and results of operations. The Board formed an independent special committee to oversee a review of the UBS Lawsuit and its potential impact on the Company. For additional information on the independent special committee and its review of the UBS Lawsuit, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may compete with other entities affiliated with our Adviser and our Sponsor for investments.

Neither our Adviser nor our Sponsor and their affiliates are prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business ventures that compete with ours. Our Adviser, our Sponsor and their affiliates may provide financing to similarly situated investments. Our Adviser and our Sponsor may face conflicts of interest when evaluating investment opportunities for us, and these conflicts of interest may have a negative impact on our ability to make attractive investments.

Our Adviser, its affiliates and their respective affiliates, officers and employees face competing demands relating to their time, and this may cause our operating results to suffer.

Our Adviser, its affiliates and their respective affiliates, officers and employees are key personnel, general partners, sponsors, managers, owners and advisors of other investment programs, including affiliate-sponsored investment products and investment programs focused on real estate, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

Our Adviser and its affiliates will face conflicts of interest, including significant conflicts created by our Adviser’s compensation arrangements with us, including compensation which may be required to be paid to our Adviser if the Advisory Agreement is terminated, which could result in actions that are not necessarily in the long-term best interest of our shareholders.

Under the Advisory Agreement, our Adviser or its affiliates are entitled to fees based on our “Managed Assets.” Because the Adviser’s compensation is not directly based on our performance, our Adviser’s interests are not wholly aligned with those of our shareholders. In that regard, our Adviser could be motivated to recommend riskier or more speculative investments that would entitle our Adviser to a higher fee. For example, because leverage other than accrued expenses incurred in the normal course of operations is included in the calculation of Managed Assets, our Adviser may have an incentive to utilize leverage more heavily than it otherwise would in order to increase its fees.

Our declaration of trust permits our Board to issue shares with terms that may subordinate the rights of our shareholders or discourage a third party from acquiring us in a manner that could otherwise result in a premium price to our shareholders.

Our Board may issue an unlimited number of shares of beneficial interest and may issue such other securities including preferred shares as it deems necessary, desirable or appropriate and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such preferred shares. Thus, our Board could authorize the issuance of preferred shares with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our other shares. The issuance of such preferred shares could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our shares.

Our declaration of trust contains certain provisions that may delay, defer or prevent an acquisition of our securities or a change in control.

Certain provisions of our declaration of trust may have the effect of inhibiting a third party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares.

Under our declaration of trust, certain transactions require the affirmative vote or consent of a majority of our trustees followed by the affirmative vote of the holders of not less than seventy-five percent (75%) of our shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series (the “Principal Shareholder Requirements”), when a Principal Shareholder (defined generally to mean any corporation, person or other entity which is the beneficial owner, directly or indirectly, of 5% or more of our outstanding shares of beneficial interest of all outstanding classes or series and includes any affiliate or associate, as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, of a Principal Shareholder) is a party to the transaction. These transactions include any:

•	merger or consolidation of the Company or any subsidiary of the Company with or into any Principal Shareholder;

•	issuance of any securities of the Company to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan);

•

sale, lease or exchange of all or any substantial part of the assets of the Company to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or

•

sale, lease or exchange to the Company or any subsidiary thereof, in exchange for securities of the Company, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Principal Shareholder Requirements are not applicable if (i) 80% of our trustees approve by resolution a memorandum of understanding with the Principal Shareholder with respect to and substantially consistent with such transaction followed by, subject to a resolution of the trustees specifying a greater or lesser requirement with respect to the vote or quorum, the affirmative vote of a majority of our shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of beneficial interest entitled to vote on the matter are present in person or by proxy, or (ii) the transaction is with an entity of which a majority of the outstanding shares of all classes and series of a stock normally entitled to vote in elections of directors is owned of record or beneficially by the Company and its subsidiaries.

With respect to mergers or consolidations with a corporation, association, trust or organization, other than a Principal Shareholder, or the sale, lease or exchange of all or substantially all of the Company’s property, including its good will, to other than a Principal Shareholder, our declaration of trust requires authorization by two-thirds of our trustees; provided that any merger or consolidation in which the Company is not the surviving entity, or sale, lease or exchange of all or substantially all of the Company’s property (measured at the time that such transaction was originally approved by two-thirds of the trustees) will require the affirmative vote of the holders of not less than 75% of the shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series, unless the transaction has been approved by 80% of the trustees, in which case, subject to a resolution of the trustees specifying a greater or a lesser requirement with respect to the vote or quorum, such transaction will require the affirmative vote of a majority our shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of beneficial interest entitled to vote on the matter are present in person or by proxy.

Risks Related to Our REIT Status and Other Tax Items

We have elected to be treated as a REIT commencing with our taxable year ended December 31, 2021. Our failure to qualify or maintain our qualification as a REIT for U.S. federal income tax purposes would reduce the amount of funds we have available for distribution and limit our ability to make distributions to our shareholders.

We have elected to be treated as a REIT under the Code commencing with our taxable year ended December 31, 2021. However, we cannot assure you that we will qualify and remain qualified as a REIT. Our qualification as a REIT depends upon our ability to meet requirements, some on an annual and quarterly basis, regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. The REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT. We believe we have been and are organized and qualify as a REIT, and we intend to operate in a manner that will permit us to continue to qualify as a REIT. However, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as a REIT in the future.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at the corporate tax rate;

•	we could be subject to increased state and local taxes; and
•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to our shareholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our securities.

Furthermore, we currently own and may acquire additional direct or indirect interests in one or more entities that have or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local or non-U.S. taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRSs or any TRS we form will be subject to U.S. federal income tax and applicable state and local taxes on their net income. State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws. Any federal or state taxes we pay will reduce our cash available for distribution to you. Prospective investors are urged to consult their tax advisors regarding the effect of other U.S. federal, state, local and non-U.S. tax laws on an investment in our stock.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flow and value of our securities.

In order to qualify and maintain our qualification as a REIT, we must distribute annually to our shareholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We will also be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. To maintain our REIT qualification and avoid the payment of U.S. federal income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for U.S. federal income tax purposes. For example, we may be required to accrue interest and discount income on SFR mortgage loans, CMBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and the value of our securities. Alternatively, we may make taxable in-kind distributions of our own shares, which may cause our shareholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our shareholders receive.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We plan to invest in mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. We may invest in mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

There is a lack of clear authority governing the characterization of our subordinated debt or preferred equity investments for REIT qualification purposes.

There is limited case law and administrative guidance addressing whether instruments similar to any mezzanine loans or preferred equity investments that we may acquire will be treated as equity or debt for U.S. federal income tax purposes. We typically do not anticipate obtaining private letter rulings from the Internal Revenue Service (“IRS”) or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as debt for U.S. federal income tax purposes as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the security and we would be treated as receiving our proportionate share of the income of the entity. There can be no assurance that such an entity will not derive nonqualifying income for purposes of the 75% or 95% gross income test or earn income that could be subject to a 100% penalty tax. Alternatively, if the IRS successfully recharacterizes a mezzanine loan or preferred equity investment that we have treated as equity for U.S. federal income tax purposes as debt for U.S. federal income tax purposes, then that investment may be treated as producing interest income that would be qualifying income for the 95% gross income test, but not for the 75% gross income test. If the IRS successfully challenges the classification of our mezzanine loans or preferred equity investments for U.S. federal income tax purposes, no assurance can be provided that we will not fail to satisfy the 75% or 95% gross income test.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, we may incur a tax at the corporate rate on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, stock in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of CMBS and debt instruments of publicly offered REITs. The remainder of our investments in securities (other than government securities, securities issued by a TRS and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities issued by a TRS and securities that are qualifying real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance. Moreover, if we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our Portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the income or asset requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

If our OP failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT.

We believe that our OP will be treated as a partnership for U.S. federal income tax purposes, and intends to take that position for all income tax reporting positions. As a partnership, our OP generally will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our OP’s income. We cannot assure you, however, that the IRS will not challenge the status of our OP or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our OP or any other such subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes (including by reason of being classified as a publicly traded partnership, unless at least 90% of its income was qualifying income as defined in the Code, or a “taxable mortgage pool” for U.S. federal income tax purposes), we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT, unless we qualified for certain statutory savings provisions. A “publicly traded partnership” is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although our OP’s partnership units are not traded on an established securities market, the OP’s units could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and our OP may not qualify for one of the “safe harbors” under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. Our OP may not meet this qualifying income test. Also, the failure of our OP or any subsidiary partnerships to qualify as a partnership could cause it to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is generally subject to tax at reduced rates. Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. shareholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. However, U.S. shareholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. To qualify for this deduction, the U.S. shareholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. Although this deduction reduces the effective U.S. federal income tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the stock of REITs, including the per share trading price of our securities. In addition, certain U.S. stockholders may be subject to a 3.8% Medicare tax on dividends payable by REITs.

The share ownership restrictions of the Code for REITs and the 9.8% share ownership limits in our declaration of trust may inhibit market activity in our shares and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns our shares under this requirement. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our declaration of trust includes restrictions on the acquisition and ownership of our shares.

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our declaration of trust, including the statement of preferences setting forth the terms of the Series A Preferred Shares, prohibits, with certain exceptions, any shareholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the aggregate of our outstanding common shares, or 9.8% by value or number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of any class or series, including the Series A Preferred Shares.

Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, waive the 9.8% ownership limit with respect to a particular shareholder if such ownership will not then or in the future jeopardize our qualification as a REIT. Our Board granted James Dondero and his affiliates a waiver allowing him to own up to 25% of our outstanding common shares and Series A Preferred Shares, combined. Our declaration of trust also prohibits any person from, among other things, beneficially or constructively owning our shares that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code) or a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Our declaration of trust provides that any ownership or purported transfer of our shares in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If a transfer of our shares would result in our shares being beneficially owned by fewer than 100 persons or the transfer to a charitable trust would be ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our shares, the transfer resulting in such violation will be void ab initio. These ownership limits may prevent a third party from acquiring control of us if our Board does not grant an exemption from the ownership limits, even if our shareholders believe such change of control is in their best interest.

The Board granted waivers from the ownership limits to James Dondero, his affiliates and others and may grant additional waivers in the future. These waivers may be subject to certain initial and ongoing conditions designed to preserve our status as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board determines that it is no longer in our best interest to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to so qualify as a REIT.

These ownership limits could also delay or prevent a transaction or a change in control that might involve a premium price for our securities or otherwise be in the best interest of the shareholders.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions, if properly identified under applicable Treasury regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses from hedges held in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

For so long as we qualify as a REIT, our ability to dispose of assets may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any asset (other than foreclosure property) that we own or hold an interest in, directly or indirectly through any subsidiary entity, including our OP, but generally excluding TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. During such time as we qualify as a REIT, we intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a TRS (but such TRS will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own or hold an interest in, directly or through any subsidiary, will be treated as a prohibited transaction, or (c) structuring certain dispositions to comply with the requirements of the prohibited transaction safe harbor available under the Code that, among other requirements, have been held for at least two years. No assurance can be given that any particular asset that we own or hold an interest in, directly or through any subsidiary entity, including our OP, but generally excluding TRSs, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

The 100% tax described above may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments, including but not limited to SFR mortgage loans and CMBS, in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

Similarly, some of the debt instruments that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such debt instruments will be made. If such debt instrument turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectibility is provable. Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate debt instruments at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. In IRS Revenue Procedure 2014-51, the IRS interprets the “principal amount” of the loan to be the face amount of the loan, despite the Code requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

If we invest in mortgage loans to which the interest apportionment rules described above would apply and the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, the interest apportionment rules applied for purposes of our REIT testing, and that the position taken in IRS Revenue Procedure 2014-51 should be applied to our Portfolio, then depending upon the value of the real property securing our mortgage loans and their face amount, and the sources of our gross income generally, we may fail to meet the 75% gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty to the IRS.

The sale of certain properties could result in significant tax liabilities unless we are able to defer the taxable gain through 1031 Exchanges.

We may structure asset sales for possible inclusion in 1031 Exchanges. The ability to complete a 1031 Exchange depends on many factors, including, among others, identifying and acquiring suitable replacement property within limited time periods, and the ownership structure of the properties being sold and acquired. Therefore, we are not always able to sell an asset as part of a 1031 Exchange. When successful, a 1031 Exchange enables us to defer the taxable gain on the asset sold. If we cannot defer the taxable gain resulting from the sales of certain properties, our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and make distributions to our stockholders could be materially and adversely affected.

The ability of our Board to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at corporate rates and state and local taxes, which may have adverse consequences on our total return to our shareholders.

Legislative or other actions affecting REITs could have a negative effect on our shareholders or us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our stock.

We and our subsidiaries and stockholders may be subject to state, local or foreign tax filing and payment obligations taxation in various jurisdictions including those in which we or they transact business, own property or reside.

We may own assets located in, or transact business in, numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our stock.

Foreign investors may be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon disposition of our common shares.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends paid to a non-U.S. stockholder ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), capital gain distributions attributable to sales or exchanges of “U.S. real property interests” (“USRPIs”), generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common shares generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA. Our common shares will not constitute a USRPI so long as we are a “domestically-controlled” REIT. A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common shares.

Our ownership of interests in TRSs raises certain tax risks.

A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a C corporation. We currently own interests in multiple TRS entities and may acquire securities in additional TRSs in the future. As of December 31, 2023, the Company wholly owned and consolidated two TRSs, NREO TRS, LLC and NHF TRS, LLC.

We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Redetermined TRS service income generally represents amounts by which the gross income of a TRS attributable to its services for or on behalf of us (other than to a tenant of ours) would be increased based on arm’s length negotiations.

Our TRSs are and any TRS we acquire in the future will be subject to corporate income tax at the U.S. federal, state and local levels, (including on the gain realized from the sale of property held by it, as well as on income earned while such property is operated by the TRS). This tax obligation, if material, would diminish the amount of the proceeds from the sale or operation of such property, or other income earned through the TRS that would be distributable to our shareholders. U.S. federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our shareholders from the sale of property or other income earned through a TRS after the effective date of any increase in such tax rates. We anticipate income tax obligations in connection with our ownership of interests in TRSs for fiscal year 2023.

As a REIT, the value of our interests in our TRSs generally may not exceed 20% of the total value of our total assets at the end of any calendar quarter. If the IRS were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interest to own a substantial number of our properties through one or more TRSs, then it is possible that the IRS may conclude that the value of our interests in our TRSs exceeds 20% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than certain real estate-related assets. Dividends paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if dividends from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year.

Mortgage debt obligations associated with our real property investments expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt, as well as hinder our ability to meet REIT distribution requirements or trigger tax indemnification obligations.

Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our Portfolio of properties. For U.S. federal income tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger tax indemnification obligations under the terms of any tax protection agreements with respect to the sales of properties subject to any such agreements.

Risks Related to the Ownership of Our Common Shares

The concentration of our share ownership may limit your ability to influence corporate matters.

James Dondero is the sole member of the general partner of our Sponsor and has relationships with certain holders of our common shares which may result in Mr. Dondero being deemed to have aggregate beneficial ownership of approximately 7,322,787.67 common shares (or 19.07% of our common shares) and 45,986 of our Series A Preferred Shares (or 1.4% of our Series A Preferred Shares) as of December 31, 2023.

The concentration of our share ownership may limit your ability to influence corporate matters. Mr. Dondero and his affiliates may exert substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our declaration of trust and approval of major corporate transactions, including the decision to enter into any corporate transaction. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our common shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their common shares. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other shareholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

In addition, sales of significant amounts of shares beneficially held by Mr. Dondero, his affiliates and other entities with which he has relationships, or the prospect of these sales, could adversely affect the market price of our common shares. This concentrated share ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our share price or prevent our shareholders from realizing a premium over our share price.

Broad market fluctuations could negatively impact the market price of our common shares.

The market price of our common shares may be volatile. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors that could affect our share price or result in fluctuations in the price or trading volume of our common shares include:

•	actual or anticipated variations in our quarterly operating results, financial condition, cash flow and liquidity, or changes in investment strategy or prospects;

•	changes in our operations or earnings estimates or publication of research reports about us or the real estate industry;

•	loss of a major funding source or inability to obtain new favorable funding sources in the future;

•	our financing strategy and leverage;

•	actual or anticipated accounting problems;
•	changes in market valuations of similar companies;
•	increases in or high interest rates that lead purchasers of our shares to demand a higher yield;
•	adverse market reaction to any increased indebtedness we incur in the future;
•	additions or departures of key management personnel;
•	actions by institutional shareholders;
•	speculation in the press or investment community;
•	the realization of any of the other risk factors presented in this Annual Report;
•	the extent of investor interest in our securities;
•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
•	our underlying asset value;
•	investor confidence and price and volume fluctuations in the stock and bond markets, generally;
•	changes in laws, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;
•	future equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;
•	failure to meet income estimates;
•	failure to meet and maintain REIT qualifications or exclusion from Investment Company Act regulations or listing on the NYSE; and
•	general market and economic conditions.

In the past, class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common shares.

The form, timing and/or amount of dividend distributions on our common shares in future periods may vary and be impacted by economic and other considerations.

The form, timing and/or amount of dividend distributions on our common shares will be declared at the discretion of our Board and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as our Board may consider relevant. Our Board may modify our dividend policy from time to time.

We may be unable to make distributions on our common shares at expected levels, which could result in a decrease in the market price of our common shares.

If sufficient cash is not available for distribution from our operations, we may have to fund distributions on our common shares from working capital, borrow to provide funds for such distributions, reduce the amount of such distributions, or issue share dividends or a combination of share and cash dividends. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than we expect, our inability to make the expected distributions could result in a decrease in the market price of our common shares.

All distributions on our common shares will be made at the discretion of our Board and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our Board may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common shares.

Future issuances of debt securities and equity securities may negatively affect the market price of our common shares and, in the case of equity securities, may be dilutive to owners of our common shares and could reduce the overall value of an investment in our common shares.

In the future, we may issue debt or equity securities or incur other financial obligations, including share dividends and shares that may be issued in exchange for common shares. Upon liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to shareholders on a preemptive basis. Therefore, additional common shares issuances, directly or through convertible or exchangeable securities (including common shares and convertible preferred shares), warrants or options, will dilute the holdings of our existing common shareholders and such issuances or the perception of such issuances may reduce the market price of our common shares. Any convertible preferred shares would have, and any series or class of our preferred shares would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common shareholders.

Holders of our common shares do not have preemptive rights to any shares we issue in the future. Our declaration of trust authorizes us to issue an unlimited number of shares of beneficial interest. The statement of preferences of the Series A Preferred Shares designates a series of 4,800,000 preferred shares as Series A Preferred Shares, of which 3,359,593 are issued and outstanding as of December 31, 2023. In the future, our Board may elect to (1) sell additional shares in future public offerings; (2) issue equity interests in private offerings; (3) issue our common shares under a long-term incentive plan to our non-employee trustees or to employees of our Adviser or its affiliates; (4) issue shares to our Adviser, its successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (5) issue our common shares in connection with a redemption of Partnership Units of the OP. To the extent we issue additional equity interests in the future, the percentage ownership interest held by holders of our common shares will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, holders of our common shares may also experience a dilution in the book value of their investment in us.

Common shares eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of our common shares, or the availability of shares for future sales, on the market price of our common shares.

Sales of substantial amounts of common shares or the perception that such sales could occur may adversely affect the prevailing market price for our common shares.

We may issue additional shares in future public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to shareholders on a preemptive basis. Therefore, it may not be possible for shareholders to participate in such future share issuances, which may dilute such shareholders’ interests in us.

The rights of our common shareholders are limited by and subordinate to the rights of the holders of Series A Preferred Shares and these rights may have a negative effect on the value of our common shares.

The holders of shares of our Series A Preferred Shares have rights and preferences generally senior to those of the holders of our common shares. The existence of these senior rights and preferences may have a negative effect on the value of our common shares. These rights are more fully set forth in the statement of preferences setting forth the terms of the Series A Preferred shares, and include, but are not limited to the right to receive a liquidation preference, prior to any distribution of our assets to the holders of our common shares. In addition, the Series A Preferred Shares rank senior to our common shares with respect to priority of such dividend payments, which may limit our ability to make distributions to holders of our common shares.

Risks Related to the Ownership of the Series A Preferred Shares

The market price and trading volume of the Series A Preferred Shares may fluctuate significantly and be volatile due to numerous circumstances beyond our control.

The Series A Preferred Shares are listed on the NYSE, but there can be no assurance that an active trading market will be maintained on the NYSE. Further, the Series A Preferred Shares may trade at prices lower than the public offering price, and the market price of the Series A Preferred Shares depends on many factors, including, but not limited to:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance, as well as the issuance by our subsidiaries, of additional preferred equity or debt securities; and

•	our financial condition, cash flows, liquidity, results of operations, funds from operations and prospects.

The trading prices of common and preferred equity securities issued by REITs and other real estate companies historically have been affected by changes in interest rates. One of the factors that may influence the market price of the Series A Preferred Shares is the annual yield from distributions on the Series A Preferred Shares as compared to yields on other financial instruments. An increase in interest rates may lead prospective purchasers of the Series A Preferred Shares to demand a higher annual yield, which could reduce the market price of the Series A Preferred Shares.

Future offerings of debt securities or our shares, including future offerings of traded or non-traded preferred shares, expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up may adversely affect the market price of the Series A Preferred Shares.

Our cash available for distribution may not be sufficient to pay dividends on the Series A Preferred Shares at expected levels, and we cannot assure you of our ability to pay dividends in the future. We may use borrowed funds or funds from other sources to pay dividends, which may adversely impact our operations.

We intend to pay regular quarterly dividends to our preferred shareholders. Distributions declared by us will be authorized by our Board in its sole discretion out of assets legally available for distribution and will depend upon a number of factors, including our earnings, our financial condition, the requirements for qualification as a REIT, restrictions under applicable law, our need to comply with the terms of our existing financing arrangements, our capital requirements and other factors as our Board may deem relevant from time to time. We may have to fund distributions from working capital, borrow to provide funds for such distributions, use proceeds of future offerings or sell assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund dividends, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund dividends, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay dividends in the future. In addition, some of our distributions may be considered a return of capital for income tax purposes. If we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such shares.

The Series A Preferred Shares are subordinate to our existing and future debt, and such interests could be diluted by the issuance of additional shares of preferred stock and by other transactions.

The Series A Preferred Shares rank junior to all of our existing and future indebtedness, any classes and series of our shares of beneficial interest expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up, and other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our declaration of trust gives our Board the authority to authorize and issue such securities as they determine to be necessary desirable or appropriate, and the Board has authorized the issuance of up to 4,800,000 Series A Preferred Shares. Subject to limitations prescribed by Delaware law and our declaration of trust and the statement of preferences setting forth the terms of the Series A Preferred Shares, our Board is authorized to issue preferred shares in such classes or series as our Board may determine and to establish from time to time the number of preferred shares to be included in any such class or series. The issuance of additional shares of Series A Preferred Shares or additional shares of our beneficial interest ranking on parity with the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up, would dilute the interests of the holders of Series A Preferred Shares, and the issuance of shares of any class or series of our shares of beneficial interest expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up or the incurrence of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Shares. Other than the right to vote on matters which are submitted to a vote of our common shareholders, none of the provisions relating to the Series A Preferred Shares contain any terms relating to or limiting our indebtedness or affording the holders of Series A Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets, that might adversely affect the holders of Series A Preferred Shares.

The Series A Preferred Shares are not rated and may not be rated in the future.

The Series A Preferred Shares were previously rated by Egan-Jones Rating Company ("Egan-Jones") and are not currently rated. We do not currently intend to seek or maintain a rating for our Series A Preferred Shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Shares. In addition, we may elect in the future to again obtain a rating of the Series A Preferred Shares, which could adversely impact the market price of the Series A Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Shares.

Future offerings of debt securities or of our shares expressly designated as ranking senior to our Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up may adversely affect the market price of our Series A Preferred Shares.

If we decide to issue debt securities or additional shares, including traded or non-traded preferred shares, expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up in the future, it is possible that those securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable debt securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Preferred Shares and may result in dilution to owners of the Series A Preferred Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt securities or shares expressly designated as ranking senior to the Series A Preferred Shares as to distribution rights and rights upon our liquidation, dissolution or winding up in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the Series A Preferred Shares will bear the risk of our future offerings reducing the market price of the Series A Preferred Shares and diluting the value of their share holdings in us.

General Risks

We are highly dependent on information technology and security breaches or systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our securities and our ability to pay dividends.

Our business is highly dependent on information technology. In the ordinary course of our business, we may store sensitive data, including our proprietary business information and that of our business partners, on our networks. The secure maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions, which risk may be heightened by the increased prevalence and use of artificial intelligence. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, disrupt our trading activities, or damage our reputation, which could have a material adverse effect on our financial results and negatively affect the market price of our securities and our ability to pay dividends to shareholders.

The resources required to protect our information technology and infrastructure, and to comply with the laws and regulations related to data and privacy protection, are subject to uncertainty. Even in circumstances where we are able to successfully protect such technology and infrastructure from attacks, we may incur significant expenses in connection with our responses to such attacks. In addition, recent well-publicized security breaches have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security attacks, and may in the future result in heightened cyber-security requirements and/or additional regulatory oversight. As cyber-security threats and government and regulatory oversight of associated risks continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain. Any such actions may adversely impact our results of operations and financial condition.

Furthermore, if some of our or our Adviser’s employees are required to work remotely in the future due to a pandemic or other infectious diseases, or if we or our Adviser allow permanent or significant remote work by any of our or its employees, there may be an increased risk of disruption to our operations because they may be utilizing residential networks and infrastructure which may not be as secure as in our office environment.

Risk of Pandemics or Other Health Crises.

Pandemics, epidemics or other health crises, including the COVID-19 pandemic, have and could in the future disrupt our business. Both global and locally targeted health events could materially affect areas where our properties, corporate offices or major service providers are located. These events have and could in the future have an adverse effect on our business, results of operations, financial condition and liquidity in a number of ways, including, but not limited to:

•

The deterioration of global economic conditions as a result of such a crisis could ultimately decrease occupancy levels and pricing across our portfolio and/or increase concessions, reduce or defer tenants’ spending, result in changes in tenant preferences (including changes resulting from increased employer flexibility to work from home) or negatively impact tenants’ ability to pay their rent on time or at all;

•

Local and national authorities expanding or extending certain measures that impose restrictions on our, or the underlying property owners for our investments, ability to enforce tenants’ contractual rental obligations (such as eviction moratoriums or rental forgiveness) and limit our, or the underlying property owners for our investments, ability to raise rents or charge certain fees;

•

The risk of a prolonged outbreak and/or multiple waves of an outbreak could cause long-term damage to economic conditions, which in turn could diminish our access to capital at attractive terms and/or cause material declines in the fair value of our assets, leading to asset impairment charges; and

•	The potential inability to maintain adequate staffing at our properties and corporate/regional offices due to an outbreak and/or changes in employee preferences causing them to leave their jobs.

To the extent a pandemic, epidemic or other health crisis has adversely affected, or in the future adversely affects, our business, results of operations, cash flows and financial condition, it may also continue to heighten many of the other risks described elsewhere in this Item 1A, Risk Factors.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in the price of our securities, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

The direct and indirect impacts of climate change may adversely affect our business.

We may be adversely impacted by the direct consequences of climate change, such as property damage due to increases in the frequency, duration and severity of extreme weather events, such as hurricanes and floods. Increases in property damage due to these events may contribute to increases in costs in property insurance. In addition, changes in federal, state and local legislation and regulation based on concerns about climate change could result in delays and increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, and, as a result, adversely impact our financial results and operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company’s Board recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company’s risk management program, and cybersecurity represents an important component of the Company’s overall approach to risk management. Our Adviser maintains cybersecurity policies, standards, processes and practices that are based on recognized security frameworks such as the National Institute of Standards and Technology cybersecurity framework (the “NIST CF”) and the Azure Security Benchmark. In general, our Adviser seeks to address cybersecurity risks of the Company through a comprehensive, cross-functional approach that is focused on continually assessing the Company’s information systems to detect, prevent and mitigate cybersecurity threats and effectively respond to cybersecurity incidents when they occur.

As one of the critical elements of the Company’s overall risk management, our Adviser’s cybersecurity program is focused on the following key areas:

Governance: The Board’s oversight of cybersecurity risk management is supported by the Audit Committee of the Board (the “Audit Committee”), which interacts with our Adviser’s Director of Information Technology and Chief Compliance Officer and other members of management of our Adviser that implement and oversee our Adviser’s cybersecurity program.

Risk Assessment: No less frequently than annually, our Adviser completes an assessment to identify potential cybersecurity threats and vulnerabilities to better prioritize and mitigate the Company’s cybersecurity risk. The assessment includes, among other things, evaluating the nature, sensitivity and location of information the Company collects, processes and stores and the resiliency of the underlying technologies, the validity and effectiveness of the Company’s security policies, controls and processes and the cybersecurity preparedness of the third-party vendors used by the Company and our Adviser. To supplement our Adviser’s internal assessment, our Adviser also periodically engages third-party consultants to assess system configurations through configuration review and penetration testing.

Technical Safeguards: Our Adviser deploys technical safeguards that are designed to protect the Company’s and our Adviser’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning: Our Adviser has established and maintains comprehensive business continuity plans that address potential impacts should the information or technology systems become compromised, and such plans are tested and evaluated on a regular basis.

Third-Party Risk Management: Our Adviser maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including key vendors, service providers and other external users of the Company’s and the Adviser’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Awareness: Our Adviser provides regular, mandatory training for its employees regarding cybersecurity threats as a means to equip its employees with effective tools to address cybersecurity threats, and to communicate our Adviser’s evolving information security policies, standards, processes and practices.

Our Adviser engages in the periodic assessment and testing of our Adviser’s policies, standards, processes and practices that are designed to address the Company’s cybersecurity threats and incidents. These efforts include a wide range of activities, including annual penetration and third-party compliance testing and ongoing internal testing and creation and modification of policies and procedures. The results of the annual assessments are reported to the Audit Committee and the Board, and our Adviser adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments and ongoing testing.

The Audit Committee oversees the Company’s risk management policies, including the management of risks arising from cybersecurity threats. The Audit Committee receives presentations and reports on cybersecurity risks, which address a wide range of topics including annual assessments of internal and third-party policies, vulnerability assessments, technological trends and information security considerations arising with respect to the Company and our Adviser. The Audit Committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Board and the Audit Committee discuss the Company’s approach to cybersecurity risk management with our Adviser, including the Adviser’s Director of Information Technology.

The Adviser’s Director of Information Technology, in coordination with relevant senior management and personnel of the Adviser, which includes our Adviser’s Chief Financial Officer, Senior Infrastructure Engineer, and Chief Compliance Officer, work to conceive, implement, and monitor the effectiveness of a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any security incidents in accordance with the Company’s business continuity plan. To ensure the effectiveness of these controls, the Adviser’s technology team continually monitors, hardens, and evolves systems’ security postures to model and mirror various security frameworks such as NIST CSF and Azure Security Benchmark. The Adviser’s Director of Information Technology will promptly notify our General Counsel of any cybersecurity events, with material cybersecurity events promptly communicated to the Audit Committee and publicly disclosed as deemed necessary.

The Adviser’s Director of Information Technology has served in various roles in information technology and information security for 25 years, including serving as Global Technology Manager at a multi-national publicly traded broker-dealer, and 15 years as the Director of Information Technology at a privately held financial services firm. The Adviser’s Director of Information Technology holds an undergraduate degree in biochemistry and has attained numerous information technology certifications over the years including Microsoft Certified Systems Engineer (MCSE) and Cisco Certified Network Professional (CCNP). The Adviser’s Senior Infrastructure Engineer has over 20 years industry experience, holds an undergraduate degree in radiology, and has completed various Microsoft related information technology certifications. Combined, our Adviser’s information technology team has over 50 years of experience covering all major aspects of network architecture and management.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, the risk of cybersecurity threats could be significant if the cyber-attack disrupts the Company’s critical operations, service or financial systems. See “Risk Factors - We depend on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect our ability to pay dividends to our stockholders”.

Item 2. Properties

The following table provides a summary of the Company’s physical properties as of December 31, 2023:

				Average Effective Monthly Occupied Rent Per Square Foot (1) as of	% Occupied (2) as of
Property Name	Rentable Square Footage (in thousands)	Property Type	Date Acquired	December 31, 2023	December 31, 2023
White Rock Center	82,793	Retail	6/13/2013	$1.51	67.7%
5916 W Loop 289	30,140	Retail	7/23/2013	$—	—%	(3)
Cityplace Tower	1,365,711	Office & Hospitality	8/15/2018	$2.14	51.3%
	1,478,644

(1)    Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of December 31, 2023, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of December 31, 2023.

(2)    Percent occupied is calculated as the rentable square footage occupied as of December 31, 2023, divided by the total rentable square footage, expressed as a percentage.

(3)    The property's tenant vacated in the fourth quarter of 2023. The Company is currently looking into leasing out the property.

The Company's ownership of Cityplace Tower is subject to mortgage debt with an outstanding principal balance of approximately $142.3 million as of December 31, 2023. For further information on the Company’s owned real properties, see Notes 4, 5 and 6 to our consolidated financial statements.

Item 3. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 4. Mine Safety Disclosures

Not applicable.

PART II — OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares trade on the NYSE under the ticker symbol “NXDT.”

Shareholder Information

On March 13, 2024, we had 38,559,520.61 common shares outstanding held by a total of approximately 870 record holders. The number of record holders is based on the records of Equiniti Trust Company, LLC, who serves as our transfer agent. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

Repurchase of Shares

On October 24, 2022, our Board authorized the Share Repurchase Program. For more information, see “Item 1. Business—2023 Highlights—Share Repurchase Program.” As of December 31, 2023, we have not repurchased any of our common shares or Series A Preferred Shares under the Share Repurchase Program.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes included herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report.

Overview

As of December 31, 2023, our Portfolio consisted primarily of debt and equity investments in the single-family rental, self-storage, office, hospitality, life science and multifamily sectors. Substantially all of our business is conducted through the OP. The OP GP is the sole general partner of the OP and is owned 100% by the Company. As of December 31, 2023, there were 2,000 OP Units outstanding, of which 100% were owned by us.

On July 1, 2022, or the Deregistration Date, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act declaring that the Company has ceased to be an investment company under the Investment Company Act (the "Deregistration Order"). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity (the "Business Change"). As a result of the Business Change, we have not provided a comparison of our financial statements to prior periods in which we were operating as a registered investment company because it would not be useful to our shareholders.

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. We are externally managed by the Adviser through the Advisory Agreement, by and among the Company and the Adviser. The Advisory Agreement was dated July 1, 2022, and amended on October 25, 2022 and April 11, 2023, for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser is wholly owned by our Sponsor.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through one or more TRS entities and is subject to applicable federal, state, and local income and margin taxes.

The high rate environment and ongoing economic uncertainty, has limited credit availability to commercial real estate. Less available and more expensive debt capital has had pronounced effects on the capital markets, making property acquisitions and other investments harder to finance. Similar factors also impact the timing of and proceeds generated from asset sales and our ability to obtain debt capital.

On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed in connection with the bankruptcy proceedings of Highland, a former affiliate of our Sponsor, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. In addition, on February 8, 2023, UBS Securities and its affiliate (collectively “UBS”) filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of entities currently or previously affiliated with Mr. Dondero, seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

On February 22, 2023, as previously disclosed, the Board formed an independent special committee to oversee a review of the potential impact to the Company of the UBS Lawsuit and the Bankruptcy Trust Lawsuit. The special committee retained Reichman Jorgensen Lehman Feldberg LLP (“Reichman Jorgensen”) as independent legal counsel to advise the special committee on the review. Reichman Jorgensen reported to the special committee that they have found no evidence that the Company engaged in any conduct that would expose it to liability from the UBS Lawsuit or the Bankruptcy Trust Lawsuit. On June 13, 2023, the special committee delivered these findings to the Board. Following the review of the special committee, we reaffirm our expectation that neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Macroeconomic trends, including increases in or high inflation and rising or high interest rates, may adversely impact our business, financial condition and results of operations. Rising inflation could have an adverse impact on our operating expenses, as these costs could increase at a rate higher than our rental and other revenue. There is no guarantee we will be able to mitigate the impact of rising or high inflation. In response to high inflation, the Federal Reserve raised interest rates to combat inflation and restore price stability. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases or elevated rates will result in higher debt service costs which will adversely affect our cash flows. We cannot make assurances that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Components of Our Revenues and Expenses

Revenues

Rental income. Our rental income is primarily attributable to the rental revenue from our investment in Cityplace Tower, a 42-story, 1.36 million-square-foot, trophy office building acquired in 2018 as well as rental income from two retail properties. Our rental income also includes utility reimbursements, late fees, common area maintenance reimbursements, and other rental fees charged to tenants.

Interest income. Interest income includes interest earned from our debt investments.

Dividend income. Dividend income includes dividends from our equity investments.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, parking fees, and other miscellaneous fees charged to tenants and income items.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs of property owned directly or indirectly by us.

Property management fees. Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 13 to our consolidated financial statements).

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property owned directly or indirectly by us. Insurance includes the cost of commercial, general liability, and other needed insurance for each property owned directly or indirectly by us.

Advisory and administrative fees. Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 13 to our consolidated financial statements).

Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property owned directly or indirectly by us.

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the Advisory Fees and Administrative Fees paid to our Adviser were limited to the Expense Cap for the 12 months ended June 30, 2023. This limitation ended June 30, 2023, and did not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also did not apply to legal, accounting, financial, due diligence, and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, such expenses are considered permanently waived and become non-recoupable in the future.

Conversion expense - Conversion expenses include the costs of the Business Change in conjunction with the Deregistration Order, which primarily include legal fees and other fees incurred in preparation for or as a direct result of the conversion. These conversion expenses are included in the consolidated statement of operations and comprehensive income (loss) as conversion expenses.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our real properties and amortization of acquired in-place leases on property owned directly or indirectly by us.

Other Income and Expense

Interest Expense. Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs, if any, and the related impact of interest rate derivatives, if any, used to manage our interest rate risk.

Equity in Earnings (Losses) of Unconsolidated Ventures. Equity in earnings (losses) of unconsolidated ventures represents the change in our basis in equity method investments resulting from our share of the investments’ income and expenses. Profit and loss from equity method investments for which we’ve elected the fair value option are classified in divided income, change in unrealized gains and realized gains as applicable.

Income Tax Expense. Income tax expense is primarily derived from taxable gains from asset sales and other income earned from investments held in our TRSs.

Unrealized Gain (Loss) on Investments. Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

Realized Gain (Loss) on Investments. The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statements of Operations on both the Successor and Predecessor basis with respect to the investment sold at the time of the sale.

Real Estate Investments Statistics

As of December 31, 2023, the Company was invested in two retail properties and one office and hospitality property (excluding investments in undeveloped land), as listed below:

					Average Effective Monthly Occupied Rent Per Square Foot (1) as of	% Occupied (2) as of
Property Name	Rentable Square Footage (in thousands)	Property Type		Date Acquired	December 31, 2023	December 31, 2023
White Rock Center	82,793	Retail		6/13/2013	$1.51	67.7%
5916 W Loop 289	30,140	Retail		7/23/2013	$—	—	%(4)
Cityplace Tower	1,365,711	Office & Hospitality	(3)	8/15/2018	$2.14	51.3%
	1,478,644

(1)

Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of December 31, 2023, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of December 31, 2023.

(2)	Percent occupied is calculated as the rentable square footage occupied as of December 31, 2023, divided by the total rentable square footage, expressed as a percentage.
(3)	Cityplace is currently under development and the Company is converting part of the property into a hotel, which was still under construction as of December 31, 2023.
(4)	The property's tenant vacated in the fourth quarter of 2023. The Company is currently looking into leasing out the property.

Results of Operations for the Year Ended December 31, 2023 and Six Months Ended December 31, 2022

As a result of the Business Change, we have not provided a comparison of our financial statements to prior periods in which we were operating as a registered investment company because it would not be useful to our shareholders. The discussion herein is principally limited to our financial condition and results of operations during the period from the Deregistration Date to December 31, 2022 and from January 1, 2023 to December 31, 2023.

The following table sets forth a summary of our operating results for the year ended December 31, 2023 and the six months ended December 31, 2022 (in thousands):

	For the Year Ended December 31	For the Six Months Ended December 31,
	2023	2022
Total revenues	$63,284	$55,130
Total expenses	(51,703)	(24,358)
Operating income	11,581	30,772
Interest expense	(15,902)	(5,759)
Equity in income (losses) of unconsolidated ventures	(306)	(2,257)
Income tax expense	(2,731)	(9,975)
Change in unrealized gains (losses)	(108,249)	(92,031)
Realized gains (losses)	(1,634)	(2,323)
Net income (loss)	(117,241)	(81,573)
Net (income) loss attributable to preferred shareholders	(4,619)	(2,310)
Net income (loss) attributable to common shareholders	$(121,860)	$(83,883)

The net loss for the year ended December 31, 2023 and the six months ended December 31, 2022 primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $20.3 million for the year ended December 31, 2023, and $10.1 million for the six months ended December 31, 2022. Rental income primarily consists of lease revenue from our investment in Cityplace Tower.

Interest and dividends. Interest and dividends totaled $42.7 million for the year ended December 31, 2023, and $45.0 million for the six months ended December 31, 2022. For the year ended December 31, 2023, interest and dividends consists primarily of dividends from CLO equity investments of $17.4 million, NexPoint Real Estate Finance Operating Partnership, L.P. ("NREF OP") distributions of $8.9 million and NREF dividends of $3.6 million. For the six months ended December 31, 2022, interest and dividends consisted primarily of dividends from CLO equity investments of $29.1 million, NREF OP distributions of $7.0 million and VB OP distributions of $2.8 million.

Other income. Other income was approximately $0.3 million for the year ended December 31, 2023, and $32,000 for the six months ended December 31, 2022.

Expenses

Property operating expenses. Property operating expenses were $7.5 million for the year ended December 31, 2023 and $3.7 million for the six months ended December 31, 2022. Property operating expenses consist primarily of expenses from our investment in Cityplace Tower.

Property management fees. Property management fees were $0.7 million for the year ended December 31, 2023 and $0.3 million for the six months ended December 31, 2022. Property management fees are primarily based on gross revenues derived primarily from our investment in Cityplace Tower.

Real estate taxes and insurance. Real estate taxes and insurance costs were $4.4 million for the year ended December 31, 2023 and $2.7 million for the six months ended December 31, 2022. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower.

Advisory and administrative fees. For the year ended December 31, 2023, the Company incurred Administrative Fees and Advisory Fees of $11.7 million, inclusive of $2.0 million in fees that were waived to comply with the Expense Cap. For the six months ended December 31, 2022, the Company incurred Administrative Fees and Advisory Fees of $5.5 million, inclusive of $1.8 million in expenses that were waived and cannot be recouped by the Adviser. The Expense Cap expired on June 30, 2023.

Property general and administrative expenses. Property general and administrative expenses were $4.3 million for the year ended December 31, 2023 and $0.3 million for the six months ended December 31, 2022. Property general and administrative expenses consist primarily of expenses from our investment in Cityplace Tower.

Corporate general and administrative expenses. Corporate general and administrative expenses were $8.0 million for the year ended December 31, 2023 and $3.1 million for the six months ended December 31, 2022.

Conversion expenses. Conversion expenses were $1.2 million for the year ended December 31, 2023 and $1.6 million for the six months ended December 31, 2022.

Depreciation and amortization. Depreciation and amortization costs were $13.9 million for the year ended December 31, 2023 and $7.2 million for the six months ended December 31, 2022. Depreciation and amortization expenses consist primarily of expenses from our investment in Cityplace Tower. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets.

Other Income and Expense

Interest expense. Interest expense was $15.9 million for the year ended December 31, 2023 and $5.8 million for the six months ended December 31, 2022.

Equity in income (losses) of unconsolidated ventures. Equity in income of unconsolidated ventures was $0.3 million for the year ended December 31, 2023 Equity in losses of unconsolidated ventures was $2.3 million for the six months ended December 31, 2022.

Income tax expense. The Company has recorded income tax expense (benefit) of $2.7 million associated with the TRSs for the year ended December 31, 2023 and $10.7 million associated with the TRSs for the six months ended December 31, 2022. The tax expense for the year ended December 31, 2023 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.6 million and increased by a 2022 return-to-provision adjustment of $1.5 million for a net expense of $3.3 million for the year ended December 31, 2023, that is recorded on the Consolidated Statement of Operations. The tax expense for the six months ended December 31, 2022 is partially offset by removing the valuation allowance on a deferred tax asset of $2.2 million and increased by a 2021 return-to-provision adjustment of $1.5 million for a net expense of $10.0 million for the six months ended December 31, 2022, that is recorded on the Consolidated Statement of Operations.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $(108.2) million for the year ended December 31, 2023 and $(92.0) million for the six months ended December 31, 2022. The losses for the year ended December 31, 2023 were largely driven by mark-to-market losses on NexPoint Storage Partners, Inc. ("NSP") common equity of $35.5 million, VB OP Units of $27.5 million, NSP OC Common Units of $19.3 million offset by mark-to-market gains on and mark-to-market gains on our IQHQ, Inc. Class A-1 shares of $3.4 million. The losses for the six months ended December 31, 2022 were primarily driven by mark-to-market losses on NREF OP Units of $21.3 million, mark-to-market losses on NSP OC Common Units and equity of $23.6 million and losses on our CLO equity portfolio of $27.9 million. Our CLO equity portfolio consists primarily of CLOs that are in the process of winding down operations and liquidating their remaining holdings. The losses on the CLO equity portfolio for the six months ended December 31, 2022 are offset by dividends received of $29.1 million which are shown in interest and dividends on the Consolidated Statement of Operations.

Realized gains (losses). Realized gains (losses) were $(1.6) million for the year ended December 31, 2023 and $(2.3) million for the six months ended December 31, 2022. The losses for the year ended December 31, 2023 were primarily driven by realized losses on common stock of Elme Communities of $0.8 million, Whitestone REIT of $1.1 million, and realized losses on SFP of $1.3 million. The loses for the six months ended December 31, 2022 were primarily driven by a realized loss of $6.9 million on the contribution of the SAFStor Ventures (as defined below) to the NSP OC. This was primarily offset by gains on maturities in our life settlement portfolio of $3.5 million.

Non-GAAP Measurements

Net Operating Income and Same Store Net Operating Income

Net Operating Income ("NOI") is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense, (2) Advisory Fees and Administrative Fees, (3) the impact of depreciation and amortization, (4) corporate general and administrative expenses, (5) income tax expenses, (6) conversion expenses, (7) non-operating property investment revenue, (8) realized and change in unrealized gains (losses) generated from non-real estate investments, and (9) equity in income (losses) of unconsolidated equity method ventures.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, which may have changed or may change in the future. Corporate general and administrative expenses, advisory fees and administrative fees, conversion expenses, and income tax expenses are eliminated because they do not reflect continuing operating costs of the property. Depreciation and amortization expenses are eliminated because they may not accurately represent the actual change in value in our properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Equity in income (losses) of unconsolidated equity method ventures are eliminated because they do not reflect continuing operating costs of the properties. Non-operating property investment revenue and realized and change in unrealized gains (losses) from non-real estate investments are eliminated as they do not reflect continuing operating costs of the properties. We believe that eliminating these items from net income (loss) is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, Advisory Fees and Administrative Fees, conversion expenses, income tax expenses, depreciation and amortization expense, non-operating property investment revenue and realized and change in unrealized gains and losses generated from non-real estate investments, and equity in income or losses of unconsolidated equity method ventures, all of which may be material values. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI.

Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define “Same Store NOI” as NOI for our properties that are comparable between periods and that are stabilized. Please see below for a discussion of properties included as Same Store (defined below). We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions from the beginning of the compared period to the end of the current period.

NOI and Same Store NOI for the Year Ended December 31, 2023 and the Six Months Ended December 31, 2022

The following table, reconciles our NOI for the year ended December 31, 2023 and for the six months ended December 31, 2022 to net income (loss), the most directly comparable GAAP financial measure (in thousands):

		For the Year Ended December 31	For the Six Months Ended December 31
		2023	2022
Net loss		$(117,241)	$(81,573)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees		11,740	5,514
Corporate general and administrative expenses		7,981	3,080
Conversion expenses		1,203	1,615
Income tax expense		2,731	9,975
Depreciation and amortization		13,937	7,175
Interest expense		15,902	5,759
Property general and administrative expenses	(1)	—	(824)
Non-operating property investment revenue¹		(42,667)	(45,061)
Realized gains (losses) from non-real estate investments		1,634	2,323
Change in unrealized (gains) losses from non-real estate investments		108,249	92,031
Equity in (income) losses of unconsolidated equity method ventures		306	2,257
NOI		$3,775	$2,270
Less Non-Same Store
Revenues		$(19,147)	$(9,258)
Operating expenses		16,310	7,497
Same Store NOI		$938	$509

(1)    Non-operating property investment revenue is defined as revenue included in the consolidated financial statements, that are from non-operating properties such as dividend income and interest income.

Net Operating Income for Our Same Store and Non-Same Store Properties for the Year Ended December 31, 2023 and the Six Months Ended December 31, 2022

There are two properties, White Rock Center and 5916 W Loop 289, in our same store pool for the year ended December 31, 2023, and the six months ended December 31, 2022 (our "Same Store" properties). Our Same Store properties exclude Cityplace Tower as of December 31, 2023 and December 31, 2022, because it was not yet stabilized, meaning construction or renovation was not completed. Non-Same Store properties include properties not yet stabilized.

The following table reflects the revenues, property operating expenses and NOI for the year ended December 31, 2023 and six months ended December 31, 2022 for our Same Store and Non-Same Store properties (dollars in thousands):

	For the Year Ended December 31	For the Six Months Ended December 31
	2023	2022
Revenues
Same Store
Rental income	$1,471	$811
Same Store revenues	1,471	811
Non-Same Store
Rental income	18,839	9,258
Other income	308	—
Non-Same Store revenues	19,147	9,258
Total revenues	20,618	10,070

Operating expenses
Same Store
Property operating expenses	127	57
Real estate taxes and insurance	264	155
Property management fees	74	37
Property general and administrative expenses	68	53
Same Store operating expenses	533	302
Non-Same Store
Property operating expenses	7,361	3,561
Real estate taxes and insurance	4,113	2,541
Property management fees	653	322
Property general and administrative expenses	4,183	1,073
Non-Same Store operating expenses	16,310	7,497
Total operating expenses	16,843	7,799

NOI
Same Store	938	509
Non-Same Store	2,837	1,761
Total NOI	$3,775	$2,270

See reconciliation of net income (loss) to NOI above under “NOI and Same Store NOI for the Year Ended December 31, 2023 and Six Months Ended December 31, 2022.”

Same Store Results of Operations for the Year Ended December 31, 2023 and the Six Months Ended December 31, 2022

As of December 31, 2023, our Same Store properties were approximately 49.6% leased with a weighted average monthly effective occupied rent per square foot of $1.11. As of December 31, 2022, our Same Store properties were approximately 76.3% leased with a weighted average monthly effective rent per square foot of $1.21. For our Same Store properties, we recorded the following operating results for the year ended December 31, 2023 and for the six months ended December 31, 2022.

Revenues

Rental Income. Rental income was $1.5 million for the year ended December 31, 2023 and $0.8 million for the six months ended December 31, 2022.

Expenses

Property operating expenses. Property operating expenses were $0.1 million for the year ended December 31, 2023 and $0.1 million for the six months ended December 31, 2022.

Real estate taxes and insurance. Real estate taxes and insurance costs were $0.3 million for the year ended December 31, 2023 and $0.2 million for the six months ended December 31, 2022.

Property management fees. Property management fees were $0.1 million for the year ended December 31, 2023 and $36,693 for the six months ended December 31, 2022.

Property general and administrative expenses. Property general and administrative expenses were $0.1 million for the year ended December 31, 2023 and $0.1 million for the six months ended December 31, 2022.

FFO and AFFO

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and adjusted funds from operations (“AFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income (loss), as defined by GAAP. We compute FFO attributable to common shareholders as net income (loss), excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and realized gains (losses). Our calculation of FFO differs slightly from NAREIT's definition of FFO because we exclude realized gains (losses). We believe the exclusion of realized gains (losses) is appropriate because these realized gains (losses) are not related to our real estate properties.

AFFO makes certain adjustments to FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts FFO to remove items such as equity based compensation expense and the amortization of deferred financing costs incurred in connection with obtaining long-term debt financing, and change in unrealized gains (losses). We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

We believe that the use of FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the year ended December 31, 2023 and six months ended December 31, 2022 (in thousands, except per share amounts):

		For the Year Ended December 31,	For the Six Months Ended December 31,
		2023	2022
Net income (loss)		$(117,241)	$(81,573)
Depreciation and amortization		13,937	7,175
Realized gains (losses)		1,634	2,323
FFO		(101,670)	(72,075)
Distributions to preferred shareholders		(4,619)	(2,310)
FFO attributable to common shareholders		(106,289)	(74,385)

FFO per share - basic		$(2.85)	$(2.00)
FFO per share - diluted		$(2.85)	$(2.00)

Equity-based compensation expense		1,344	—
Amortization of deferred financing costs - long term debt		(776)	(67)
Change in unrealized losses		108,249	92,031
AFFO attributable to common shareholders		2,528	17,579

AFFO per share - basic		$0.07	$0.47
AFFO per share - diluted		$0.07	$0.47

Weighted average common shares outstanding - basic		$37,334	$37,172
Weighted average common shares outstanding - diluted	(1)	37,773	37,172

Dividends declared per common share		$0.60	$0.30

FFO Coverage - diluted	(2)	-4.75x	-6.67x
AFFO Coverage - diluted	(2)	0.11x	1.58x

Net income (loss) coverage	(2)	-5.23x	-7.31x

(1) The Company uses actual diluted weighted average common shares outstanding when in a dilutive position for FFO and AFFO.

(2) Indicates coverage ratio of FFO/AFFO/net income (loss) per common share (diluted) over dividends declared per common share during the period.

The year ended December 31, 2023 and the six months ended December 31, 2022

FFO was $(101.7) million for the year ended December 31, 2023 and $(72.1) million for the six months ended December 31, 2022.

AFFO was $2.5 million for the year ended December 31, 2023 and $17.8 million for the six months ended December 31, 2022.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures including:

•	capital expenditures to continue the ongoing development of Cityplace Tower;

•	interest expense and scheduled principal payments on outstanding indebtedness (see “—Obligations and Commitments” below);

•	recurring maintenance necessary to maintain our properties;

•	distributions necessary to qualify for taxation as a REIT;

•	income taxes for taxable income generated by TRS entities;

•	acquisition of additional properties or investments;

•	advisory and administrative fees payable to our Adviser;

•	general and administrative expenses;

•	reimbursements to our Adviser; and

•	property management fees.

We expect to meet our short-term liquidity requirements generally through our investment income, existing cash balance and, if necessary, future debt or equity issuances. As of December 31, 2023, we had $20.6 million of cash available to meet our short-term liquidity requirements. As of December 31, 2023, we also had $31.7 million of restricted cash held in reserve by the lender on the Cityplace debt. These reserves include escrows for property taxes and insurance, reserves for tenant improvements as well as required excess collateral. As of December 31, 2023, we also had $0.9 million of restricted cash held in reserve by the lender on the NexBank Revolver. These reserves are to be used for future interest payments on the debt facility.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional properties, make additional accretive investments pursuant to our investment strategy, renovations and other capital expenditures to improve our properties and scheduled debt payments and distributions. We expect to meet our long-term liquidity requirements through various sources of capital, which may include a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property and non-real estate asset dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our ongoing renovation of Cityplace, our other properties will require periodic capital expenditures and renovation to remain competitive. We estimate an additional $190 million to $210 million of capital expenditures to complete the Cityplace renovation. Also, acquisitions, redevelopments, or expansions of our properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following December 31, 2023.

Cash Flows

The following table presents selected data from our consolidated statements of cash flows for the year ended December 31, 2023 and the six months ended December 31, 2022 (in thousands):

	For the Year Ended December 31	For the Six Months Ended December 31
	2023	2022
Net cash provided by (used in) operating activities	$(24,266)	$31,431
Net cash provided by (used in) investing activities	21,990	(14,418)
Net cash provided by (used in) used in financing activities	6,796	(19,140)
Net decrease in cash, cash equivalents and restricted cash	4,520	(2,127)
Cash, cash equivalents and restricted cash, beginning of period	48,649	50,776
Cash, cash equivalents and restricted cash, end of period	$53,169	$48,649

Cash flows from operating activities. During the year ended December 31, 2023, net cash provided by (used in) operating activities was $(24.3) million and $31.4 million for the six months ended December 31, 2022. Cash flows from operating activities was primarily driven by an income tax payment of $10.7 million for the year ended December 31, 2023. Operating cash flows were primarily driven by dividends received from our CLO equity portfolio for the six months ended December 31, 2022.

Cash flows from investing activities. During the year ended December 31, 2023, net cash provided by (used in) investing activities was $22.0 million and $(14.4) million for the six months ended December 31, 2022. Cash flows from investing activities was primarily driven by proceeds from the sale of several equities and senior loans for the year ended December 31, 2023. Cash flows from investing activities was primarily driven by acquisitions of new real estate investments of $26.5 million partially offset by proceeds from the redemption of our Caddo Sustainable Timberlands LP investment of $10.9 million in cash for the six months ended December 31, 2022.

Cash flows from financing activities. During the year ended December 31, 2023, net cash provided by (used in) financing activities was $6.8 million and $(19.1) million for the six months ended December 31, 2022. Cash flows from financing activities was primarily driven by notes payable borrowings of $39.0 million, offset by credit facility repayments of $10.0 million, and dividends paid to common shareholders of $16.9 million for the year ended December 31, 2023. Cash flows from financing activities was primarily driven by borrowings of $9.5 million, offset by credit facility repayments of $12.5 million, prime brokerage repayments of $14.4 million and dividends paid to common shareholders of $11.2 million for the six months ended December 31, 2022.

Debt

Mortgage Debt

As of December 31, 2023, our consolidated subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $142.3 million at a weighted average interest rate of 8.5%. See Note 6 to our consolidated financial statements for additional information.

We intend to invest in additional real estate investments as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common shares or other securities or investment and property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common shares or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovation and development programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility ("Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and increased the credit limit to $20 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. As of December 31, 2023, the Credit Facility bore interest at the one-month SOFR plus 4.25%. During the twelve months ended months ended December 31, 2023, the Company paid down $10.0 million on the Credit Facility. As of December 31, 2023, the Credit Facility had an outstanding balance of $20.0 million. For additional information regarding our Credit Facility, see Note 6.

Revolving Credit Facility

On May 22, 2023, the Company entered into the revolving credit facility with NexBank (the "NexBank Revolver"), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million. As of December 31, 2023, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024, with the option to extend the maturity up to two times, each by six months. In order to extend the debt, the Company must give at the latest, a 60 day notice to the lender, as well as fund the interest reserve account up to a six-month reserve. As of December 31, 2023, the NexBank Revolver had an outstanding balance of $20.0 million. As of December 31, 2023, the Company held $0.9 million in restricted cash in the interest reserve account.

Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2023 for the next five calendar years subsequent to December 31, 2023.

	Payments Due by Period (in thousands)
	Total		2024	2025	2026	2027	2028	Thereafter
Property Level Debt
Principal payments	$155,555		$142,305	$13,250	$—	$—	$—	$—
Interest expense	1,811		1,132	679	—	—	—	—
Total	$157,366		$143,437	$13,929	$—	$—	$—	$—

Prime Brokerage Borrowing
Principal payments	$1,782		$—	$—	$—	$—	$—	$1,782	(1)
Interest expense	520		104	104	104	104	104	—	(1)
Total	$2,302		$104	$104	$104	$104	$104	$1,782

Preferred Shares
Dividend payments	N/A	(2)	$9,236	$9,236	$9,236	$9,236	$9,236	N/A	(2)

Credit Facility
Principal payments	$40,000		$29,000	$11,000	$—	$—	$—	$—
Interest expense	2,708		2,269	439	—	—	—	—
Total	$42,708		$31,269	$11,439	$—	$—	$—	$—

Total contractual obligations and commitments	$202,376		$184,046	$34,708	$9,340	$9,340	$9,340	$1,782

(1)	Assumes no additional borrowings or repayments. The Prime Brokerage (as defined below) balance has no stated maturity date.
(2)	The Series A Preferred Shares are perpetual.

Credit Facility

The Credit Facility will mature on October 6, 2025 and is subject to monthly amortization payments through the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

Revolving Credit Facility

The NexBank Revolver will mature on May 21, 2024, with the option to extend the maturity up to two times, each by six months, and is subject to monthly interest payments through the maturity date, with the remaining principal being due on the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

Cityplace Debt

On May 8, 2023, we received lender consent to defer the maturity of the Cityplace debt to September 8, 2023. Also on May 8, 2023, the parties to the loan agreement agreed to convert the index upon which the interest rate is based to one-

month SOFR effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

Advisory Agreement

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser the Fees, which includes the Advisory Fee equal to 1.00% of Managed Assets and the Administrative Fee equal to 0.20% of the Company’s Managed Assets. The Advisory Agreement provides that the Fees shall be paid in cash, unless the Adviser, in its sole discretion, elects to have all or a portion of the monthly installment of the Fees paid in common shares of the Company, subject to certain restrictions. For additional information, see Note 13 to our consolidated financial statements.

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses were considered permanently waived and became non-recoupable. The Expense Cap expired on June 30, 2023.

As of December 31, 2023, a total of $3.1 million in Fees to the Adviser have been waived to comply with the Expense Cap. For the year ended December 31, 2023, the Company expensed $11.7 million related to the Fees, net of the expense reimbursement. Of this $11.7 million, $2.8 million is related to shares that were, or are expected to be issued in lieu of cash, and $7.9 million that was, or is expected to be paid in cash.

Income Taxes

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. However, we can give no assurance that we will maintain REIT qualification. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual “REIT taxable income”, as defined by the Code, to stockholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company has recorded a current income tax expense of $2.7 million associated with the TRSs for the year ended December 31, 2023, which is largely driven by income from the Company’s legacy CLO investments and investments in debt instruments not secured by mortgages on real property. The tax expense is decreased by the annual change in valuation allowance on a deferred tax asset of $0.6 million and partially offset by a return-to-provision adjustment of $1.5 million for a net expense of $2.7 million for the year ended December 31, 2023, that is recorded on the Consolidated Statement of Operations.

If we fail to qualify as a REIT in any taxable year, we could be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income (loss) and net cash available for distribution to stockholders. Unless we were entitled to relief under certain

Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT. As of December 31, 2023, we believe we are in compliance with all applicable REIT requirements.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50% probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. As of December 31, 2023 and to our knowledge, we have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2023. We and our subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our consolidated statements of operations and comprehensive income (loss).

Dividends

We intend to make regular quarterly dividend payments to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common shares out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per common share, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, investments held through our TRSs, book/tax differences on income derived from partnerships, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared a dividend on our common shares of $0.15 per share which was paid on December 29, 2023 to shareholders of record on November 17, 2023. Our Board declared a dividend on our Series A Preferred Shares of $0.34375 per share which was sent to the transfer agent prior to December 31, 2023, and paid on January 2, 2024, to shareholders of record on December 22, 2023. We expect that dividends on our common shares, when, if and as declared by our Board, will be declared on a quarterly basis.

The purpose of paying the elective stock dividend partially in shares and partially in cash is to conserve cash for additional investments at the Company. The Company may revert to paying the dividend solely in cash at some point in the future when cash flow from operations supports such a cash dividend. However, there can be no assurance that cash flow from operations will be able to support a cash dividend in the future.

Off-Balance Sheet Arrangements

As of December 31, 2023, we had the following off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Commitments

The Company is the guarantor on three secured loans to, and dividend payments with respect to Series D Preferred Stock of NSP, an affiliate of the Adviser, with the secured loans having an aggregate principal amount of approximately $553.3 million outstanding as of December 31, 2023. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 13 for additional information.

The Company is also the guarantor on two pools of loans of SAFStor, Inc. ("SAFStor"), an entity that NSP acquired 100% of the equity interest of on December 8, 2022. The Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined below) arising out or in connection with certain bad acts. The Company also guarantees the full payment of the debt, upon the occurrence of any Springing Recourse Events (as defined below). As of December 31, 2023 the outstanding balance of the pools of guaranties is $270.9 million. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $77.4 million as of December 31, 2023. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $142.3 million as of December 31, 2023. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of December 31, 2023, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management’s historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required.

See Note 2, “Summary of Significant Accounting Policies”, for further discussion of our accounting estimates and policies.

Valuation of Level 3 Fair Valued Investments

As of December 31, 2023, approximately 51.7% of the total assets owned by the Company are comprised of fair valued level 3 investments. The Company elected the fair-value option in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-10. On an annual basis, the Company hires independent third-party valuation firms to provide updated fair values for subsequent measurement absent a readily available market price. The valuation is determined using widely accepted valuation techniques. See Note 9, “Fair Value of Derivatives and Financial Instruments”, for further discussion of our valuation techniques of level 3 investments. The necessary inputs for these valuations includes a variety of valuation techniques and unobservable inputs. These inputs are subject to assumptions and estimates. As a result, the determination of fair value is uncertain because it involves subjective judgments and estimates that are unobservable. For the year ended December 31, 2023, the unrealized loss related to the change in fair value of level 3 investments is $110.6 million. See Note 9 for additional disclosures regarding the valuation of level 3 fair valued investments.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs (“total consideration”) are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, Business Combinations. Acquisition costs related to asset acquisitions are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820 (see Note 9 to our consolidated financial statements), is based on management’s estimate of the property’s “as-if” vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Impairment

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment.

Inflation

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. Our lease terms are generally for a period of one year or more and rental rates reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. The Federal Reserve has raised interest rates to combat inflation and restore price stability. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 8. Financial Statements and Supplementary Data

KPMG LLP

Suite 1400

2323 Ross Avenue

Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of

NexPoint Diversified Real Estate Trust:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NexPoint Diversified Real Estate Trust and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2023 and the six month period ended December 31, 2022 and the statements of operations, change in net assets, and cash flows for the six month period ended June 30, 2022 (predecessor basis), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, the six month period ended December 31, 2022, and the six month period ended June 30, 2022 (predecessor basis), in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company discontinued the application of investment company accounting guidance in Financial Accounting Standards Board Accounting Standard Codification Topic 946, Financial Services - Investment Companies as of July 1, 2022 due to its deregistration as an investment company, and prospectively applied other U.S. generally accepted accounting principles for companies which are not investment companies.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of level 3 investments

As discussed in Notes 2 and 9 to the consolidated financial statements, the Company has $691.2 million of investments that are measured at fair value on a recurring basis, a portion of which uses inputs that are classified within Level 3 of the fair value hierarchy as of December 31, 2023. The Company uses an income approach, market approach, or a combination thereof to value each of these investments. Establishing fair values for these Level 3 investments is inherently subjective and dependent upon significant unobservable inputs and assumptions.

We identified the evaluation of the fair value measurements for certain Level 3 investments as a critical audit matter. Complex auditor judgment and the involvement of valuation professionals with specialized skills and knowledge were required to evaluate certain assumptions used in the Company’s determination of the fair value measurements. Specifically, for investments that used the income approach, the assumptions included the capitalization rates, market rent, discount rates, and discount applied to net asset value. For investments that used the market approach, the assumptions included the discount applied to net asset value and the market value of certain spectrum assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls used in the fair value measurements process, including controls related to the assumptions described above. We involved valuation professionals with specialized skills and knowledge who assisted in:

•         evaluating the capitalization rates and discount rates by comparing them against ranges that were independently developed using publicly available market data for comparable properties.

•         assessing the appropriateness of the market rent assumptions by comparing them to comparable transactions and current listings of comparable properties.

•         determining the appropriateness of the discount applied to net asset value by comparing it to industry data available for comparable publicly traded companies.

•         assessing the market value of certain spectrum licenses by comparing them to a range of values developed using publicly available auction data, analyst indications of comparable spectrum, and comparable transactions.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.

Dallas, Texas

March 13, 2024

KPMG LLP

Suite 1400

2323 Ross Avenue

Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of

NexPoint Diversified Real Estate Trust:

Opinion on Internal Control Over Financial Reporting

We have audited NexPoint Diversified Real Estate Trust and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2023 and the six month period ended December 2022, and the statements of operations, changes in net assets, and cash flows for the six month period ended June 30, 2022 (predecessor basis) and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Independent Registered Public Accounting Firm. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.

Dallas, Texas

March 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of

NexPoint Diversified Real Estate Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of NexPoint Diversified Real Estate Trust (formerly NexPoint Strategic Opportunities Fund) (the “Fund”) as of December 31, 2021, the related consolidated statements of operations, changes in net assets and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2021, the results of its operations, changes in net assets and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2021, by correspondence with the custodian, agent banks, transfer agents, issuers, and brokers; when replies were not received from brokers, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2020.

COHEN & COMPANY, LTD.

Cleveland, Ohio

March 10, 2022

C O H E N & C O M P A N Y , L T D .

800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)

	December 31, 2023	December 31, 2022

ASSETS
Consolidated Real Estate Investments
Land	$47,708	$47,708
Buildings and improvements	206,213	174,469
Intangible lease assets	10,979	10,979
Construction in progress	19,177	39,731
Furniture, fixtures, and equipment	362	354
Total Gross Consolidated Real Estate Investments	284,439	273,241
Accumulated depreciation and amortization	(20,525)	(7,158)
Total Net Consolidated Real Estate Investments	263,914	266,083
Investments, at fair value ($533,065 and $576,419 with related parties, respectively)	691,238	754,910
Equity method investments ($7,079 and $7,272 with related parties, respectively)	66,263	70,656
Life insurance policies, at fair value	—	67,711
Cash and cash equivalents	20,608	13,360
Restricted cash	32,561	35,289
Accounts receivable, net	4,347	1,903
Prepaid and other assets	10,431	6,441
Accrued interest and dividends	6,078	4,302
Deferred tax asset, net	2,896	2,247
TOTAL ASSETS	$1,098,336	$1,222,902

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgages payable, net	$142,186	$144,414
Notes payable, net ($20,000 and $0 with related party, respectively)	52,919	24,250
Prime brokerage borrowing	1,782	2,624
Accounts payable and other accrued liabilities	8,633	13,865
Income tax payable	356	10,720
Accrued real estate taxes payable	231	254
Accrued interest payable	1,398	1,115
Security deposit liability	422	416
Prepaid rents	768	1,273
Intangible lease liabilities, net	4,567	6,027
Due to affiliates	—	112
Total Liabilities	$213,262	$205,070

Shareholders' Equity:
Preferred shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 shares issued and outstanding	3	3

Common shares, $0.001 par value: unlimited shares authorized; 38,389,600 and 37,171,807 shares issued and outstanding, respectively	38	37
Additional paid-in capital	1,011,613	999,845
Accumulated earnings (loss)	(126,580)	17,947
Total Shareholders' Equity	885,074	1,017,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,098,336	$1,222,902

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

	For the Year Ended December 31,	For the Six Months Ended December 31,
	2023	2022
Revenues
Rental income	$20,309	$10,070
Interest income ($2,514 and $1,332 with related parties, respectively)	7,029	4,428
Dividend income ($26,103 and $10,881 with related parties, respectively)	35,638	40,600
Other income	308	32
Total revenues	63,284	55,130
Expenses
Property operating expenses	7,489	3,682
Property management fees	726	296
Real estate taxes and insurance	4,377	2,695
Advisory and administrative fees	11,740	5,514
Property general and administrative expenses	4,250	302
Corporate general and administrative expenses	7,981	3,079
Conversion expenses	1,203	1,615
Depreciation and amortization	13,937	7,175
Total expenses	51,703	24,358
Operating income (loss)	11,581	30,772
Interest expense	(15,902)	(5,759)
Equity in income (losses) of unconsolidated equity method ventures ($624 and $(1,935) with related parties, respectively)	(306)	(2,257)
Change in unrealized gains (losses) ($(112,717) and $(57,846) with related parties, respectively)	(108,249)	(92,031)
Realized gains (losses)	(1,634)	(2,323)
Net income (loss) before income taxes	(114,510)	(71,598)
Income tax expense	(2,731)	(9,975)
Net income (loss)	(117,241)	(81,573)
Net (income) loss attributable to preferred shareholders	(4,619)	(2,310)
Net income (loss) attributable to common shareholders	$(121,860)	$(83,883)

Weighted average common shares outstanding - basic	37,334	37,172
Weighted average common shares outstanding - diluted	37,334	37,172

Earnings (loss) per share - basic	$(3.26)	$(2.26)
Earnings (loss) per share - diluted	$(3.26)	$(2.26)

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS (Predecessor Basis)

(in thousands)

For the Six Months Ended June 30,
2022
Investment income:
Income:
Dividends from unaffiliated issuers	$60,178
Dividends from affiliated issuers	15,025
Interest from unaffiliated issuers	991
Interest from affiliated issuers	3,002
Total income	79,196

Expenses:
Investment advisory	6,279
Income tax expense	2,000
Legal fees	987
Interest expense and commitment fees	696
Conversion expense	471
Accounting services fees	334
Insurance	185
Reports to shareholders	136
Trustees fees	109
Audit and tax preparation fees	77
Transfer agent fees	72
Pricing fees	68
Registration fees	56
Other	322
Total operating expenses	11,792
Net investment income	67,404
Preferred dividend expenses	(2,310)

Net realized and unrealized gain (loss) on investments
Realized gain on:
Investments from unaffiliated issuers	28,893
Securities sold short	253

Net change in unrealized gain on:
Investments from unaffiliated issuers	(43,752)
Investments from affiliated issuers	76,346
Net realized and unrealized gain on investments	61,740
Total increase in net assets resulting from operations	$126,834

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS (Predecessor Basis)

(in thousands)

For the Year Ended December 31,
2021
Investment income:
Income:
Dividends from unaffiliated issuers	$74,727
Dividends from affiliated issuers	24,671
Securities lending income	6
Interest from unaffiliated issuers	4,747
Interest from affiliated issuers	2,835
ROC Reclass	(11,850)
Total income	95,136

Expenses:
Investment advisory	11,094
Legal fees	2,206
Interest expense and commitment fees	2,435
Conversion expense	1,397
Accounting services fees	558
Insurance	145
Reports to shareholders	352
Trustees fees	275
Audit and tax preparation fees	124
Transfer agent fees	101
Pricing fees	279
Registration fees	75
Other	990
Total operating expenses	20,029
Net investment income	75,107
Preferred dividend expenses	(4,555)

Net realized and unrealized gain (loss) on investments
Realized gain on:
Investments from unaffiliated issuers	(42,530)
Investments from affiliated issuers	458
Securities sold short	351

Net change in unrealized gain on:
Investments from unaffiliated issuers	40,480
Investments from affiliated issuers	175,495
Securities sold short	649

Net realized and unrealized gain on investments	174,903
Total increase in net assets resulting from operations	$245,455

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Shares		Common Shares
Year Ended December 31, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, December 31, 2022	3,359,593	$3	37,171,807	$37	$999,845	$17,947	$1,017,832
Stock-based compensation expense	—	—	—	—	1,344	—	1,344
Shares issued to Advisor for admin and advisory fees	—	—	145,620	—	1,431	—	1,431
Net loss attributable to common shareholders	—	—	—	—	—	(121,860)	(121,860)
Net income attributable to preferred shareholders	—	—	—	—	—	4,619	4,619
Common share dividends declared ($0.60 per share)	—	—	1,072,173	1	8,993	(22,667)	(13,673)
Preferred share dividends declared ($1.375 per share)	—	—	—	—	—	(4,619)	(4,619)
Balances, December 31, 2023	3,359,593	$3	38,389,600	$38	$1,011,613	$(126,580)	$885,074

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Shares		Common Shares
Six Months Ended December 31, 2022	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, July 1, 2022	3,359,593	$3	37,171,807	$37	$999,845	$112,983	$1,112,868
Net loss attributable to common shareholders	—	—	—	—	—	(83,883)	(83,883)
Net income attributable to preferred shareholders	—	—	—	—	—	2,310	2,310
Common share dividends declared ($0.30 per share)	—	—	—	—	—	(11,153)	(11,153)
Preferred share dividends declared ($0.68750 per share)	—	—	—	—	—	(2,310)	(2,310)
Balances, December 31, 2022	3,359,593	$3	37,171,807	$37	$999,845	$17,947	$1,017,832

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (Predecessor Basis)

(in thousands, except share amounts)

For the Six Months Ended June 30,
2022
Increase (decrease) in net assets operations:
Net investment income	$67,404
Preferred dividend expenses	(2,310)
Accumulated net realized gain (loss) on investments, securities sold short, written options, futures contracts, and foreign currency transactions	29,146
Net change in unrealized appreciation on investments, securities sold short, written options contracts and translation of assets and liabilities denominated in foreign currency	32,594
Net increase from operations	126,834

Distributions declared to common shareholders:
Distribution	(11,139)
Total distributions declared to common shareholders:	(11,139)
Increase in net assets from operations and distributions	115,695

Share transactions:
Value of distributions reinvested	1,425
Proceeds from sale of shares	1,288
Net increase from shares transactions	2,713
Total increase in net assets	118,408

Net assets
Beginning of period	911,208
End of period	$1,029,616

Change in Common Shares
Issued for distribution reinvested	92,067
Net increase in common shares	92,067

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (Predecessor Basis)

(in thousands, except share amounts)

For the Year Ended December 31,
2021
Increase (decrease) in net assets operations:
Net investment income	$75,107
Preferred dividend expenses	(4,555)
Accumulated net realized gain (loss) on investments, securities sold short, written options, futures contracts, and foreign currency transactions	(41,721)
Net change in unrealized appreciation on investments, securities sold short, written options contracts and translation of assets and liabilities denominated in foreign currency	216,624
Net increase from operations	245,455

Distributions declared to common shareholders:
Distribution	(435)
Return of capital	(21,766)
Total distributions declared to common shareholders:	(22,201)
Increase in net assets from operations and distributions	223,254

Share transactions:
Value of distributions reinvested	2,131
Cost of shares redeemed	(152,321)
Proceeds from sale of shares	47,319
Net increase from shares transactions	(102,871)
Total increase in net assets	120,383

Net assets
Beginning of period	790,825
End of period	$911,208

Change in Common Shares
Issued for distribution reinvested	162
Shares redeemed	(8,750)
Net increase in common shares	(8,588)

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,	For the Six Months Ended December 31,
	2023	2022
Cash flows from operating activities
Net loss	$(117,241)	$(81,573)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,937	7,175
Amortization of intangible lease assets and liabilities	(1,217)	(743)
Amortization of deferred financing costs	776	67
Paid-in-kind interest ($(1,893) and $(844) with related parties, respectively)	(5,952)	(2,872)
Proceeds from paid-in-kind interest on paydowns or sales from investments	3,730	—
Realized (gain) loss	1,634	2,323
Net change in unrealized (gain) loss on investments held at fair value ($112,717 and $57,847 with related parties, respectively)	108,249	92,031
Equity in (income) losses of unconsolidated ventures ($(624) and $1,935 with related parties, respectively)	306	2,257
Distributions of earnings from unconsolidated ventures ($817 and $277 with related parties, respectively)	4,087	2,418
Stock-based compensation expense	1,344	—
Cash paid for life settlement premiums	(3,355)	(2,576)
Equity security dividends reinvested ($(5,529) and $0 with related parties, respectively)	(5,529)	—
Deferred tax benefit	(648)	(2,247)
Changes in operating assets and liabilities, net of effects of acquisitions:
Income tax payable	(10,364)	10,720
Real estate taxes payable	(23)	(2,069)
Operating assets	(9,077)	606
Operating liabilities	(4,923)	5,914
Net cash provided by (used in) operating activities:	(24,266)	31,431

Cash flows from investing activities
Proceeds from asset redemptions ($4,000 and $0 with related parties, respectively)	4,000	—
Distributions from CLO investments	9,170	18,105
Proceeds from sale of investments	16,512	14,246
Proceeds from paydowns of investments ($8,543 and $0 with related parties, respectively)	9,759	—
Purchases of investments ($(5,984) and $(7,913) with related parties, respectively)	(5,984)	(11,276)
Contributions to equity method investments	—	(1,382)
Additions to consolidated real estate investments	(10,474)	(5,966)

Acquisitions of consolidated real estate investments	—	(26,500)
Purchases of life settlement policies	—	(8,700)
Proceeds from life settlement policy maturities	3,000	7,055
Net cash outflow from deconsolidation of subsidiary	(3,993)	—
Net cash provided by (used in) investing activities	21,990	(14,418)

Cash flows from financing activities
Proceeds received from notes payable	39,000	13,250
Mortgage payments	(2,364)	(1,181)
Prime brokerage borrowing	11,919	9,543
Credit facilities payments	(10,000)	(12,500)
Prime brokerage payments	(12,761)	(14,410)
Deferred financing costs paid	(971)	(379)
Dividends paid to preferred shareholders	(4,619)	(2,310)
Dividends paid to common shareholders	(13,408)	(11,153)
Net cash provided by (used in) financing activities:	6,796	(19,140)

Net increase (decrease) in cash, cash equivalents and restricted cash	4,520	(2,127)
Cash, cash equivalents and restricted cash, beginning of period	48,649	50,776
Cash, cash equivalents and restricted cash, end of period	$53,169	$48,649

Supplemental Disclosure of Cash Flow Information
Interest paid	$15,619	$5,284
Income tax paid	$13,737	$1,501
Supplemental Disclosure of Noncash Activities
Capitalized construction costs included in accounts payable and other accrued liabilities	$723	$3,883
Fair value of assets acquired from the contribution of equity method investments	$—	$62,510
Non-cash dividend payment	$8,994	$—
Fair value of assets acquired from the sale of consolidated investments¹	$68,500	$—
Non-cash advisory fee payment	$1,431	$—
Increase in dividends payable upon vesting of restricted stock units	$265	$—
Adjustment to Life Insurance Policies, at fair value, on deconsolidation of entity	$(62,484)	$—
Adjustment to accounts receivable on deconsolidation of entity	$(2,023)	$—

(1) For more information about this transaction, refer to Note 10. Life Settlement Portfolio

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Predecessor Basis)

(in thousands)

For the Six Months Ended June 30,
2022
Cash flows from operating activities:
Net increase in net assets resulting from operations	$126,834

Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Purchases of investment securities from unaffiliated issuers	(350,369)
Purchases of investment securities from affiliated issuers	(105,674)
Proceeds from the disposition of investment securities from unaffiliated issuers	428,007
Proceeds from the disposition of investment securities from affiliated issuers	2,135
Purchases of securities sold short	(177)
Amortization (accretion) of premiums	(171)
Net realized (gain) loss on investments from unaffiliated issuers	(28,893)
Net realized (gain) loss on securities sold short	(253)
Net change in unrealized depreciation on unaffiliated investments	43,752
Net change in unrealized appreciation on investments in affiliated investments	(76,346)
Changes in operating assets and liabilities
Dividends and interest receivable	741
Due from custodian	192
Prepaid expenses and other assets	(1,583)
Reclaim receivable	1,250
Foreign tax reclaim receivable	(1,274)
Due to broker	(1,695)
Payable for administrative fees	(11)
Payable for investment advisory fees	49
Due to custodian	(110)
Payable for interest expense and commitment fees	82
Accrued expenses and other liabilities	(150)
Net cash provided by operating activities	36,336

Cash flows from financing activities:
Payments on notes payable	(26,500)
Distributions paid in cash	(9,714)
Proceeds from shares sold	1,288
Proceeds from dividend reinvestment	(44)
Net cash used in financing activities	(34,970)
Net increase in cash	1,366

Cash, cash equivalents and restricted cash:
Beginning of period	2,678
End of period	$4,044

Supplemental disclosure of cash flow information
Reinvestment of distributions	$1,425
Cash paid during the period for interest expense and commitment fees	$614

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Predecessor Basis)

(in thousands)

For the Year Ended December 31,
2021
Cash flows from operating activities:
Net increase in net assets resulting from operations	$245,455

Adjustments to reconcile increase in net assets to net cash provided by operating activities:
Purchases of investment securities from unaffiliated issuers	(690,913)
Purchases of investment securities from affiliated issuers	(438,578)
Proceeds from the disposition of investment securities from unaffiliated issues	745,929
Proceeds from the disposition of investment securities from affiliated issues	305,977
Proceeds from return of capital of investment securities from affiliated issues	52,310
Purchases of securities sold short	(414)
Amortization/(accretion) of premiums	(490)
Net realized (gain)/loss on unaffiliated issuers	42,530
Net realized (gain)/loss on affiliated issuers	(458)
Net realized (gain)/loss on securities sold short	(351)
Net change in unrealized depreciation on unaffiliated investments	(41,129)
Net change in unrealized depreciation on investments in affiliated investments	(175,495)
Changes in operating assets and liabilities
Dividends and interest receivable	202
Due from custodian	(192)
Prepaid expenses and other assets	743
Reclaim Receivable	(1,250)
Due to broker	(5,687)
Payable for admin fees	2
Payable for audit fees	(391)
Payable for investment advisory fees	103
Due to custodian	110
Payable for interest expense and commitment fees	60
Accrued expenses and other liabilities	(7)
Net cash flow provided by operating activities	38,066

Cash flows from financing activities:
Proceeds from issuance of cumulative preferred shares	83,252
Payments on notes payable	(2,500)
Distributions paid in cash	(20,070)
Payments on shares redeemed	(105,002)
Proceeds from shares sold	(72)
Net cash flow used in financing activities	(44,392)
Net decrease in cash	(6,326)

Cash, cash equivalents, foreign currency and restricted cash:

Beginning of period	9,004
End of period	$2,678

Supplemental disclosure of cash flow information
Reinvestment of distributions	$2,131
Cash paid during the period for interest expense and commitment fees	$2,371

See Notes to Consolidated Financial Statements

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

NexPoint Diversified Real Estate Trust (the "Company", "we", "us", or "our") was formed in Delaware and has elected to be taxed as a real estate investment trust (a “REIT”). Substantially all of the Company’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company’s operating partnership. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP. As of December 31, 2023, there were 2,000 partnership units of the OP (the “OP Units”) outstanding, of which 100.0% were owned by the Company.

On July 1, 2022 (the “Deregistration Date”), the Securities and Exchange Commission (the “SEC”) issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Investment Company Act”) declaring that the Company has ceased to be an investment company under the Investment Company Act (the “Deregistration Order”). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity (the “Business Change”).

The Company is externally managed by NexPoint Real Estate Advisors X, L.P. (the “Adviser”), through an agreement dated July 1, 2022, amended on October 25, 2022 and April 11, 2023, (the “Advisory Agreement”), by and among the Company and the Adviser for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. The Company had no employees as of December 31, 2023. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and our board of trustees (the “Board”). The Adviser is wholly owned by NexPoint Advisors, L.P. (the “Sponsor” or “NexPoint”).

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

2. Summary of Significant Accounting Policies

Basis of Accounting

Prior to the Deregistration Date, the Company was accounted for as an investment company in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services – Investment Companies, or the “Predecessor Basis.” Upon the Deregistration Order, the Company discontinued the use of the guidance in FASB ASC 946 and prospectively applied the guidance under U.S. generally accepted accounting principles (“GAAP”) required for companies that are not investment companies, or what we refer to as the “Successor Basis." As a result of these changes, our consolidated financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and six months ended December 31, 2022 and thereafter, are accounted for using the Successor Basis and are presented separately from our consolidated financial statements on the Predecessor Basis, as of and for the periods prior to the Deregistration Date. The fair value of the Company’s investments and consolidated operating properties as of the Deregistration Date became the new basis in accordance with FASB ASC 946. Due to this change, the Company reallocated these fair values to the assets and liabilities of operating properties.

The accompanying consolidated financial statements are presented in accordance with GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared according to the rules and regulations of the SEC.

In the opinion of management, all adjustments and eliminations necessary for the fair presentation of the Company’s financial position as of December 31, 2023 and December 31, 2022, and results of operations for the year ended December 31, 2023, six months ended December 31, 2022, six months ended June 30, 2022 (Predecessor Basis) and year ended December 31, 2021 (Predecessor Basis) have been included. Such adjustments are normal and recurring in nature.

Principles of Consolidation

Upon the application for the historical cost accounting basis, the Company accounts for partnerships, joint ventures and other similar entities in which it holds an ownership interest in accordance with FASB ASC 810, Consolidation. The Company first evaluates whether each entity is a variable interest entity (“VIE”). Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

The consolidated financial statements include the accounts of the Company and its subsidiaries, including the OP and its subsidiaries. The Company’s sole significant asset is its investment in the OP, and consequently, substantially all of the Company’s assets and liabilities represent those assets and liabilities of the OP.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs (“total consideration”) are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets and liabilities in accordance with FASB ASC 805, Business Combinations.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, Fair Value Measurement and Disclosures (“ASC 820”) (see Note 9), is based on management’s estimate of the property’s “as-if” vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Real estate assets, including land, buildings, improvements, furniture, fixtures and equipment, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Expenditures for improvements, renovations, and replacements are capitalized at cost. Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

	Years
Land	Not depreciated
Buildings	40
Improvements	5	-	20
Furniture, fixtures, and equipment	5	-	7
Intangible lease assets and liabilities	Over lease term

Construction in progress includes the cost of renovation projects being performed at the various properties. Once a project is complete, the historical cost of the renovation is placed into service in one of the categories above depending on the type of renovation project and is depreciated over the estimated useful lives as described in the table above.

Fair Value Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820, Fair Value Measurement and Disclosures establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity’s own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes independent third parties to perform the allocation of value analysis for each property acquisition and to perform the market valuations on its derivative financial instruments and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments and derivative financial instruments are fair and consistent as of the measurement date.

Valuation of Investments

As of December 31, 2023 and 2022, the Company’s fair valued investments consisted of senior loans, corporate bonds, collateralized loan obligations ("CLOs"), convertible notes, common stocks, rights, warrants, LP interests and LLC interests. The fair value of the Company’s senior loans, bonds, and CLOs are generally based on quotes received from brokers or independent pricing services. Senior loans, bonds, and CLOs with quotes that are based on actual trades with a sufficient level of activity on or near the measurement date are classified as Level 2 assets. Senior loans, bonds, and CLOs that are priced using quotes derived from implied values, indicative bids, or a limited number of actual trades are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. The Company has elected for certain of the equity method investments to be measured using fair value. The Company has elected for all debt instruments to be measured using fair value.

The fair value of the Company’s common stocks, rights, and warrants that are not actively traded on national exchanges are generally priced using quotes derived from implied values, indicative bids, or a limited amount of actual trades and are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. At the end of each calendar quarter, the Adviser evaluates the Level 2 and 3 assets and liabilities for changes in liquidity, including but not limited to: whether a broker is willing to execute at the quoted price, the depth and consistency of prices from third party services, and the existence of contemporaneous, observable trades in the market. Additionally, the Adviser evaluates the Level 1 and 2 assets and liabilities on a quarterly basis for changes in listings or delistings on national exchanges. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values the Company may ultimately realize. Further, such investments may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities.

The fair value of the Company’s investments in common stock, exchange-traded funds, other registered investment companies and warrants that are not actively traded on national exchanges are generally priced using quotes derived from implied values, indicative bids, or a limited amount of actual trades and are classified as Level 3 assets because the inputs used by the brokers and pricing services to derive the values are not readily observable. The Company’s real estate investments include equity interests in limited liability companies and equity issued by REITs that invest in commercial real estate. The fair value of real estate investments that are not actively traded on national exchanges are based on internal models developed by the Adviser. The significant inputs to the models include cash flow projections for the underlying properties, capitalization rates and appraisals performed by independent valuation firms. These inputs are not readily observable, and the Company has classified the investments as Level 3 assets. Exchange-traded options are valued based on the last trade price on the primary exchange on which they trade. If an option does not trade, the mid-price, which is the mean of the bid and ask price, is utilized to value the option.

The fair value of the Company’s convertible notes are categorized as Level 3 assets in the fair value hierarchy. Convertible notes are valued using a discounted cash flow model using discount rates derived from observable market data applied to the internal rate of return implied by the expected contractual cash flows.

As of December 31, 2022 the Company's fair value investments also included life settlement contracts, all of which were sold during 2023 (see Note 10) The Company’s life settlement contracts were recognized at the transaction price. For each subsequent reporting period, the investments were measured at fair value by a third-party valuation specialist using a life settlement pricing model and were categorized as Level 3 assets in the fair value hierarchy. Key assumptions utilized in determining fair value included but were not limited to: (i) life expectancy estimates provided by independent third party underwriters based on actuarially developed mortality tables and industry life expectancy reports; (ii) future premium estimates; (iii) rates of return consistent with those sought by independent purchasers of life policies at the time of purchase; and (iv) offers and/or commitments from purchasers. In addition, the valuation agent would also consider recent sales as well as offers received for the life policies deemed likely to close in the near future in estimating fair value.

The assumptions used to value life policies were by nature, inherently uncertain and the effect of changes in estimates could be material. The fair value measurement used in estimating the present value calculations were derived from valuation techniques that include inputs that are not based on observable market data. Changes in the fair value of the life settlement contracts were reported as net unrealized gains or losses on the Consolidated Statement of Operations (Successor Basis). Upon the death of an insured or the sale of a life policy, the Company would recognize the difference between the proceeds received and the cost of the life policy as a realized gain or loss in the Company's Consolidated Statement of Operations (Successor basis).

Impairment

Real estate assets and equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. The Company recognizes its share of the investee's comprehensive income or loss for equity method investments. If the investee is loss-making, the Company recognizes its share of the losses until its equity interest is reduced to zero. As of December 31, 2023, the Company has not recorded any impairment on its real estate assets.

Held for Sale

The Company periodically classifies real estate assets as held for sale when certain criteria are met in accordance with GAAP. At that time, the Company presents the net real estate assets and the net real estate liabilities associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of December 31, 2023, and 2022, there are no properties held for sale.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its “REIT taxable income,” as defined by the Code, to its shareholders. As a REIT, the Company will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes.

If the Company fails to meet these requirements, it could be subject to federal income tax on all of the Company’s taxable income at regular corporate rates for that year. The Company would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of December 31, 2023, the Company believes it is in compliance with all applicable REIT requirements.

As a REIT for U.S. federal income tax purposes, the Company may deduct earnings distributed to stockholders against the income generated by our REIT operations. The Company continues to be subject to income taxes on the income of its taxable REIT subsidiaries. Our consolidated net loss before income taxes was $114.5 million and $71.6 million for the year ended December 31, 2023 and the six months ended December 31, 2022, respectively. The Company’s consolidated balance sheet as of December 31, 2023 consists of a $4.5 million net deferred tax asset at NHF TRS, LLC and a $1.6 million net deferred tax liability at NREO TRS, Inc. for a consolidated net Deferred Tax asset of $2.9 million. The Company's consolidated balance sheet as of December 31, 2022 consisted of a $3.4 million net deferred tax asset at NHF TRS, LLC and a $1.2 million net deferred tax liability at NREO TRS, Inc. for a consolidated net Deferred Tax asset of $2.2 million.

The Company’s tax provision for interim periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. Our effective tax rates for the year ended December 31, 2023 and six months ended December 31, 2022 were (2.38)% and (13.93)%, respectively. Our effective tax rate differs from the U.S. federal statutory corporate tax rate of 21.0% primarily due to our REIT operations generally not being subject to federal income taxes.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of December 31, 2023 and 2022. The Company and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its consolidated statement of operations and comprehensive income (loss). The Company has not recorded any uncertain tax positions for the years ended December 31, 2023 and 2022.

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the periods indicated is as follows (in thousands):

	For the Period Ended December 31,
	2023		2022
Expected tax at statutory rate	$(24,047)	21.0%	$(15,036)	21.0%
Non-taxable REIT income	27,426	-24.0%	27,258	-38.1%
State and local tax expense - net of federal benefit	—	—%	—	—%
Change in valuation allowance	(648)	0.6%	(2,247)	3.1%
Total provision	$2,731	-2.4%	$9,975	-13.9%

Deferred Tax Assets

As of December 31, 2023 and 2022, significant components of the net deferred tax assets (“DTA”) of the Company's TRSs were as follows (in thousands):

	Deferred Tax Asset as of December 31, 2023	Deferred Tax Asset as of December 31, 2022
Capital loss carryover from prior year	$137	$2,050
Capital loss carryover to be utilized in current year	—	(1,924)
Net operating loss carryover from prior year	442	590
Net operating loss carryover to be utilized in current year	(138)	(119)
Unrealized tax loss on investments	17,351	16,677
Total deferred tax assets	17,792	17,274
Valuation allowance	(14,896)	(15,027)
Net deferred tax asset	$2,896	$2,247

The Company may not offset tax assets or liabilities from one TRS with those of another TRS. NHF TRS, LLC, one of the Company's TRSs, is estimated to generate a net taxable capital gain of $11.0 million for the year ended December 31, 2023 and generated a net taxable capital gain of $10.3 million for the six months ended December 31, 2022. The Company believes it is more likely than not that it will be able to harvest capital losses within this TRS during the three succeeding taxable years to be eligible for a capital loss carryback refund claim and has therefore not applied a valuation allowance to the extent of the expected future refund claim. As such, the Company has recorded a valuation allowance of $14.9 million and $15.0 million for the year ended December 31, 2023 and for the six months ended December 31, 2022 respectively, against the Company’s gross deferred tax assets to arrive at a net DTA of $4.5 million and $3.4 million for the year ended December 31, 2023 and six months ended December 31, 2022, respectively, to reflect the expected tax benefit associated with the unrealized tax losses at this TRS. NREO TRS, LLC ("NREO TRS") has an estimated net operating loss balance of $1.4 million as of December 31, 2023 that does not have an expiration date as well as an estimated $0.7 million capital loss balance as of December 31, 2023 that will expire if not utilized within the succeeding five taxable years. The Company believes that it will be able to fully utilize the tax assets from NREO TRS and has not therefore applied a valuation allowance to the $0.7 million DTA generated by this TRS. NREO TRS, one of the Company's TRSs, had an estimated net operating loss balance of $2.2 million as of December 31, 2022 that does not have an expiration date as well as an estimated $0.6 million capital loss balance as of December 31, 2022, that will expire if not utilized within the succeeding five taxable years.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. Substantially all amounts on deposit with major financial institutions exceed insured limits. Restricted cash represents cash deposited in accounts related to security deposits, property taxes, insurance premiums and deductibles and other lender-required escrows. Amounts deposited in the reserve accounts associated with the loans can only be used as provided for in the respective loan agreements, and security deposits held pursuant to lease agreements are required to be segregated.

Income Recognition

Rental Income – The Company has made several investments in direct real estate. The primary operations of these direct real estate investments consist of rental income earned from its tenants under lease agreements. Rental income is recognized on the straight-line method over the related terms of the leases. Tenant and resident reimbursements and other income consist of charges billed to tenants for utilities, administrative, application and other fees and are recognized when earned which is included in rental income in the accompanying consolidated statements of operations.

In July 2018, the FASB issued Accounting Standards Update (“ASU") 2018-11, Leases – Targeted Improvements (“ASU 2018-11”), which provides entities with relief from the costs of implementing certain aspects of ASU 2016-02. ASU 2018-11 provides a practical expedient that allows lessors to not separate lease and non-lease components in a contract and allocate the consideration in the contract to the separate components if both (i) the timing and pattern of revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. The Company elected the practical expedient to account for lease and non-lease components as a single component in lease contracts where the Company is the lessor. The Company implemented the provisions of ASU 2018-11 and 2016-02, collectively Topic 842 Leases, effective July 1, 2022. The Company presents leases in the Consolidated Statements of Operations and began presenting all rentals and reimbursements from tenants as a single line item within rental income.

Interest Income – Debt investments where the Company expects to collect the contractual interest and principal payments are considered to be performing. The Company recognizes income on performing debt investments in accordance with the terms of the investment on an accrual basis. Interest income also includes amortization of loan premiums or discounts and loan origination costs and prepayment penalties.

Dividend Income – Dividends and other corporate actions are recorded on the ex-dividend date except for certain foreign corporate actions, which are recorded as soon after ex-dividend date as such information becomes available and is verified.

Realized Gain (Loss) on Investments - The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its consolidated statement of operations on both the Successor and Predecessor basis with respect to the investment sold at the time of the sale.

Unrealized Gain (Loss) on Investments – Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

Expense Recognition

Interest expense, in accordance with the Company’s financing agreements, is recorded on the accrual basis.

Property operating expenses - Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs.

Property management fees - Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 13).

Real estate taxes and insurance - Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property. Insurance includes the cost of commercial, general liability, and other needed insurance for each property.

Advisory and administrative fees - Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 13).

Property general and administrative expense - Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property.

Corporate general and administrative expenses - Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of director fees, equity-based compensation expense, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the advisory and administrative fees paid to our Adviser will not exceed 1.5% of Managed Assets (as defined below) per calendar year (or part thereof that the Advisory Agreement is in effect), calculated in accordance with the Advisory Agreement, or the Expense Cap (as defined below). This limitation ended on June 30, 2023 and did not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also does not apply to legal, accounting, financial, due diligence, and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive certain advisory and administrative fees otherwise due. If advisory and administrative fees are waived in a period, the waived fees for that period are considered to be waived permanently and the Adviser may not be reimbursed in the future.

Conversion expense - Conversion expenses include the costs of the Business Change in conjunction with the Deregistration Order, which primarily include legal fees and other fees in preparation of the conversion.

Depreciation and amortization - Depreciation and amortization costs primarily include depreciation of our properties and amortization of leases or expenses.

Investments

The Company holds investments in publicly traded companies and privately held entities primarily involved in the life science, multifamily, self-storage, single-family rental, mortgage lending, and hospitality industries. Each investment is evaluated to determine whether the Company has the ability to exercise significant influence, but not control, over an investee. Investments are evaluated in which Company ownership is equal to or greater than 20%, but less than or equal to 50%, of an investee’s voting stock with a presumption that the Company has this ability. For our investments in limited partnerships and functional equivalents that maintain specific ownership accounts, we presume that such ability exists when our ownership interest exceeds 3% to 5%. In addition to the Company’s ownership interest, the Company also considers whether it has a board seat or whether it participates in the policy-making process, among other criteria, to determine if we have an ability to exert significant influence, but not control, over an investee. If we determine that we have such ability, but we do not control, we account for the investment under the equity method of accounting, as described below.

Investments that qualify for the equity method of accounting – Under the equity method of accounting, the Company initially recognizes its investment at cost and subsequently adjusts the carrying amount of the investments for its share of earnings and losses reported by the investee, distributions received, and other-than-temporary impairments. The Company has elected the fair value option for several of its investments that would otherwise be accounted for under the equity method (See Note 9). Distributions from these investments are accounted for as Interest and Dividend income and mark-to-market gains and losses are included in Change in Unrealized Gains/(Losses) on the consolidated Statement of Operations. For more information about the Company’s investments accounted for under the equity method, refer to Note 8 – Equity Method Investments. The Company has elected for certain of the equity method investments to be measured using fair value. Unaudited summary financial information for significant equity method investments, as determined in accordance with Rule 3-09 of Regulation S-X, for which results are not available on a timely basis, are reported on a three-month lag.

Investments that do not qualify for the equity method of accounting – For investees over which we determine that we do not have the ability to exercise significant influence or control, we account for each investment depending on whether it is an investment in a (i) publicly traded company, (ii) privately held entity that reports net asset value (“NAV”) per share, or (iii) privately held entity that does not report NAV per share, as described below.

Investments in publicly traded companies – Our investments in publicly traded companies are classified as investments with readily determinable fair values and are presented at fair value in our consolidated balance sheets, with changes in fair value classified in change in unrealized gain (loss) in our consolidated statement of operations. The fair values of our investments in publicly traded companies are determined based on sales prices or quotes available on securities exchanges.

Investments in privately held companies – Our investments in privately held entities without readily determinable fair values consist of (i) investments in privately held entities that report NAV per share and (ii) investments in privately held entities that do not report NAV per share. These investments are accounted for as follows:

Investments in privately held entities that report NAV per share – Investments in privately held entities that elect the fair value option that report NAV per share, such as our privately held investments in limited partnerships, are presented at fair value using NAV, with changes in fair value recognized in net income. We use NAV per share reported by limited partnerships generally without adjustment, unless we are aware of information indicating that the NAV reported by a limited partnership does not accurately reflect the fair value of the investment at our reporting date.

Investments in privately held entities that do not report NAV per share – Investments in privately held entities that do not report NAV per share are accounted for using a valuation technique described further in Note 9 - Fair Value of Derivatives and Financial Instruments.

Impairment evaluation of equity method investments – We monitor equity method investments not reported at fair value for indicators that a decrease in the value of the investment has occurred that is other than temporary. If such indicators are present, we are required to estimate the investment’s fair value and immediately recognize an impairment charge in an amount equal to the investment’s carrying value in excess of its estimated fair value.

Distributions from equity method investments

We use the “nature of the distribution” approach to determine the classification within our consolidated statements of cash flows of cash distributions received from equity method investments, including our unconsolidated real estate joint ventures and equity method non-real estate investments. Under this approach, distributions are classified based on the nature of the underlying activity that generated the cash distributions. Under the cumulative earnings approach, distributions up to the amount of cumulative equity in earnings recognized are classified as cash inflows from operating activities, and those in excess of that amount are classified as cash inflows from investing activities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes credit losses on certain types of financial instruments. The new approach changes the impairment model for most financial assets and requires the use of a current expected credit loss ("CECL") model for financial instruments measured at amortized cost and certain other instruments. This model applies to trade and other receivables, loans, debt securities, net investments in leases and off-balance sheet credit exposures (such as loan commitments, standby letters of credit and financial guarantees not accounted for as insurance) and requires entities to estimate the lifetime expected credit loss on such instruments and record an allowance that represents the portion of the amortized cost basis that the entity does not expect to collect. The Company adopted the guidance on January 1, 2023, which did not have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires a public entity to disclose significant segment expenses and other segment items in interim and annual periods and expands the ASC 280 disclosure requirements for interim periods. The ASU also explicitly requires public entities with a single reportable segment to provide all segment disclosures under ASC 280, including the new disclosures under ASU 2023-07. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

3. Business Change

As discussed in Note 1, on the Deregistration Date, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act declaring that the Company has ceased to be an investment company under the Investment Company Act. The issuance of the Deregistration Order enabled the Company to proceed with full implementation of the Business Change. Upon the Deregistration Order, the Company discontinued the use of guidance in FASB ASC 946. To effectuate this change, the fair values of the Company’s investments became the July 1, 2022 cost basis. The change also required the consolidation of several investments that were previously not required to be consolidated under FASB ASC 946.

	June 30, 2022	Difference		July 1, 2022
	(Predecessor Basis)			(Successor Basis)
ASSETS:
Consolidated Real Estate Investments
Land	$—	$21,208	(1)	$21,208
Buildings and improvements	—	158,304	(1)	158,304
Intangible lease assets	—	10,979	(1)	10,979
Construction in progress	—	46,052	(1)	46,052
Furniture, fixtures, and equipment	—	349	(1)	349
Total Consolidated Real Estate Investments	—	236,892		236,892
Investments, at fair value	1,129,544	(324,927	)(2)	804,617
Equity method investments	—	143,264	(3)	143,264
Life insurance policies, at fair value	—	56,440	(2)	56,440
Cash and cash equivalents	4,044	12,092	(1)	16,136
Restricted cash	—	34,640	(1)	34,640
Accounts receivable, net	—	4,849	(1)	4,849
Accrued interest and dividends	172	2,644	(1)	2,816
Prepaid and other assets	3,896	2,479	(1)	6,375
TOTAL ASSETS	$1,137,656	$168,373		$1,306,029

Liabilities:
Mortgages payable, net	$—	$145,908	(1)	$145,908
Notes payable, net	16,000	7,500	(1)	23,500
Prime brokerage borrowing	7,492	—		7,492
Accounts payable and other accrued liabilities	1,296	2,026	(1)	3,322
Accrued real estate taxes payable	—	2,323	(1)	2,323
Accrued interest payable	—	639	(1)	639
Security deposit liability	—	434	(1)	434
Prepaid rents	—	1,845	(1)	1,845
Intangible lease liabilities	—	6,770	(1)	6,770
Due to affiliates	—	928	(1)	928
Total Liabilities	24,788	168,373		193,161

Series A cumulative preferred shares, net of deferred financing costs	83,252	(83,252	)(4)	—

Stockholders' Equity:
Preferred shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 shares issued and outstanding	—	3		3
Common shares, $0.001 par value: unlimited shares authorized; 37,171,807 shares issued and outstanding	37	—		37
Additional paid-in capital	916,596	83,249	(4)	999,845
Accumulated earnings less dividends	112,983	—		112,983
Total Stockholders' Equity	1,029,616	83,252		1,112,868
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,137,656	$168,373		$1,306,029

(1)	Change due to consolidation of subsidiaries that were previously accounted for at fair value.
(2)	Change due to investments that were previously accounted for at fair value being consolidated or accounted for using the equity method.
(3)	Change due to applying the equity method to investments that were previously carried at fair value. See Note 8 for more information on the Company's equity method investments.

(4)

The mandatory redemption feature of the Series A Preferred Shares (defined below) expired on the Deregistration Date. As such, the Series A Preferred Shares are now accounted for as a component permanent equity.

4. Investments in Real Estate Subsidiaries

The Company conducts its operations through the OP, which owns several real estate properties through single asset limited liability companies that are special purpose entities (“SPEs”). The Company consolidates the SPEs that it controls as well as any VIEs where it is the primary beneficiary. All of the properties the SPEs own are consolidated in the Company’s consolidated financial statements. The assets of each entity can only be used to settle obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

As of December 31, 2023 and 2022, the Company, through the OP, owned four properties through SPEs. The following table represents the Company’s ownership in each property by virtue of its 100% ownership of the SPEs that directly own the title to each property as of December 31, 2023 and 2022:

				Effective Ownership Percentage at
Property Name		Location	Year Acquired	December 31, 2023	December 31, 2022
White Rock Center		Dallas, Texas	2013	100%	100%
5916 W Loop 289		Lubbock, Texas	2013	100%	100%
Cityplace Tower		Dallas, Texas	2018	100%	100%
NexPoint Dominion Land, LLC	(1)	Plano, Texas	2022	100%	100%

(1) NexPoint Dominion Land, LLC owns 100% of 21.5 acres of undeveloped land in Plano, Texas.

5. Consolidated Real Estate Investments

As of December 31, 2023, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated balance sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,345	$1,921	$(101)	$—	$5	$13,485
5916 W Loop 289	1,081	2,938	—	—	—	—	4,019
Cityplace Tower	18,812	192,930	9,058	(6,669)	19,177	357	233,665
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	206,213	10,979	(6,770)	19,177	362	277,669
Accumulated depreciation and amortization	—	(13,490)	(6,798)	2,203	—	(237)	(18,322)
Total Operating Properties	$47,708	$192,723	$4,181	$(4,567)	$19,177	$125	$259,347

As of December 31, 2022, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated balance sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,314	$1,921	$(101)	$—	$5	$13,454
5916 W Loop 289	1,081	2,939	—	—	—	—	4,020
Cityplace Tower	18,812	161,216	9,058	(6,669)	39,731	349	222,497
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	174,469	10,979	(6,770)	39,731	354	266,471
Accumulated depreciation and amortization	—	(4,114)	(2,863)	743	—	(181)	(6,415)
Total Operating Properties	$47,708	$170,355	$8,116	$(6,027)	$39,731	$173	$260,056

Depreciation expense was $9.4 million for the year ended December 31, 2023 and $4.3 million for the six months ended December 31, 2022. Amortization expense related to the Company’s intangible lease assets was $3.9 million for the year ended December 31, 2023 and $2.9 million for the six months ended December 31, 2022. Amortization expense related to the Company's intangible lease liabilities was $1.5 million for the year ended December 31, 2023 and $0.7 million for the six months ended December 31, 2022. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was 1.2 million for the year ended December 31, 2023 and $0.6 million for the six months ended December 31, 2022.

Acquisitions

There were no acquisitions by the Company for the year ended December 31, 2023.

We completed one acquisition in 2022. Details of the acquisition are in the table below (dollars in thousands):

On August 9, 2022, the Company purchased undeveloped land in Plano, Texas through a wholly owned SPE, as detailed in the table below (dollars in thousands). The details of the Company’s acquisitions held by SPEs the Company consolidates for the six months ended December 31, 2022 were as follows (dollars in thousands):

Investment Property	Location	Property Type	Date of Acquisition	Purchase Price	Debt	Effective Ownership
NexPoint Dominion Land, LLC	Plano, Texas	Land	August 9, 2022	$26,500	$13,250	100%

6. Debt

Cityplace Debt

The Company has debt on its real estate property pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the “Loan Agreement”). The debt is limited recourse to the Company and encumbers the property. The debt had an original maturity of September 8, 2022, and the Company deferred the maturity date with the lender to May 8, 2023, with the possibility to extend for an additional four months to September 8, 2023 provided certain metrics were met. On May 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by four months to September 8, 2023. Also on May 8, 2023, the parties to the Loan Agreement agreed to convert the index upon which the interest rate is based to the one-month secured overnight financing rate ("SOFR") effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. The debt restructuring per the terms of the Twelfth Omnibus Amendment Agreement was considered a debt modification. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management is evaluating multiple options to fund the repayment of the $142.3 million principal balance outstanding as of December 31, 2023, including refinancing the debt, securing additional equity or debt financing, selling a portion of the portfolio, or any combination thereof. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. The below table contains summary information related to the mortgages payable (dollars in thousands):

	Outstanding principal as of December 31, 2023	Interest Rate	Maturity Date
Note A-1	$101,115	7.73%	3/8/2024
Note A-2	22,119	11.73%	3/8/2024
Note B-1	12,729	7.73%	3/8/2024
Note B-2	3,160	11.73%	3/8/2024
Mezzanine Note 1	2,784	11.73%	3/8/2024
Mezzanine Note 2	398	11.73%	3/8/2024
Mortgages payable	142,305
Deferred financing costs, net	(119)
Mortgages payable, net	$142,186

The weighted average interest rate of the Company’s debt related to its Cityplace investment was 8.5% as of December 31, 2023 and 7.3% as of December 31, 2022.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of December 31, 2023, the Company believes it is in compliance with all covenants.

Notes Payable

On August 9, 2022, the Company borrowed approximately $13.3 million from the seller, Gabriel Legacy, LLC to finance its acquisition of 21.5 acres of land in Plano, Texas held through NexPoint Dominion Land, LLC, a wholly owned subsidiary of the OP. Due to the short term nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual rate equal to the WSJ Prime Rate and matures on August 8, 2025.

On March 31, 2022, the Company, through an unconsolidated subsidiary, borrowed approximately $13.5 million from NexPoint Real Estate Finance, Inc. ("NREF"), an entity advised by an affiliate of the Adviser, to finance its acquisition of a 77.0% interest in Tivoli North Property. The bridge note bore interest at an annual rate equal to the WSJ Prime Rate plus 1.5% and had a maturity date of October 1, 2022. The Company refinanced this bridge note with PNC Bank, N.A ("PNC Bank") on August 8, 2022. The new loan had a principal amount of $13.5 million and bears interest at an annual rate of daily simple SOFR plus 3.5%. Proceeds from the note with PNC Bank were used to repay in full the financing provided by NREF on August 9, 2022. On August 8, 2023, the Company elected to extend the maturity date of this loan to January 8, 2024. On January 8, 2024, the Company elected to extend maturity date of this loan to August 8, 2024.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility (the "Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and increased the credit limit to $20.0 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. During the year ended December 31, 2023, the Company paid down $10.0 million on the Credit Facility. As of December 31, 2023, the Credit Facility had an outstanding balance of $20.0 million and bore interest at the one-month SOFR plus 4.25%. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. Management believes that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

Revolving Credit Facility

On May 22, 2023, the Company entered into a $20.0 million revolving credit facility (the "NexBank Revolver") with NexBank, in the initial principal balance of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum of $50.0 million. As of December 31, 2023, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024, with the option to extend the maturity up to two times, each by six months. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. As of December 31, 2023, the NexBank Revolver had an outstanding balance of $20.0 million.

Deferred Financing Costs

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company’s consolidated balance sheet. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs.

Prime Brokerage Borrowing

Effective July 2, 2022, the Company entered a prime brokerage account with Jefferies to hold securities owned by the Company (the "Prime Brokerage"). The Company from time to time borrows against the value of these securities. As of December 31, 2023, the Company had a margin balance of approximately $1.8 million outstanding with Jefferies bearing interest at the Overnight Bank Funding Rate plus 0.50%. Securities with a fair value of approximately $9.3 million are pledged as collateral against this margin balance. This arrangement has no stated maturity date. Due to the floating interest rate nature of the debt, the fair value of the debt is approximately the outstanding balance.

Schedule of Debt Maturities

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to December 31, 2023 are as follows (in thousands):

	Mortgages Payable	Notes Payable	Prime Brokerage Borrowing	Total
2024	$142,305	$29,000	$—	$171,305
2025	—	24,250	—	24,250
2026	—	—	—	—
2027	—	—	—	—
2028	—	—	—	—
Thereafter	—	—	1,782	1,782
Total	$142,305	$53,250	$1,782	$197,337

7. Variable Interest Entities

As of December 31, 2023 and 2022, the Company does not consolidate the investments below as it does not have a controlling financial interest in these investments:

Entities	Instrument	Asset Type	Percentage Ownership as of December 31, 2023		Percentage Ownership as of December 31, 2022	Relationship as of December 31, 2023	Relationship as of December 31, 2022
Unconsolidated Entities:
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.9%		53.1%	VIE	VIE
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	30.0%		30.5%	VIE	VIE
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4%		16.4%	VIE	VIE
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		20.0%	VIE	VIE
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6%		16.1%	VIE	VIE
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.2%		11.1%	VIE	VIE
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8%		31.0%	VIE	VIE
IQHQ Holdings, LP	LP interest	Life science	1.3%		1.2%	VIE	VIE
NexAnnuity Holdings, Inc.	Preferred Shares	Annuities	100.0	%(1)	N/A	VIE	N/A

(1) The Company owns 100% of the preferred stock of NexAnnuity Holdings, Inc., but it does not own any of the outstanding common stock of NexAnnunity Holdings, Inc.

Consolidated VIEs

The Company did not have any consolidated VIEs as of and for the years ended December 31, 2023 and 2022.

8. Equity Method Investments

Below is a summary of the Company’s equity method investments as of December 31, 2023 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$11,458		$(9,590)	$21,048	$—
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	%(3)	23,158		17,581	5,577	(426)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		7,079		7,241	(162)	555
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	%(4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	%(7)	12,256		10,488	1,768	1,441
Claymore Holdings, LLC	LLC interest	N/A	50.0	%(5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	%(5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	%(8)	—	(6)	—	—	—
					$66,263		$38,032	$28,231	$1,570

Below is a summary of the Company's investments as of December 31, 2023 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the consolidated balance sheets.

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	%(7)	$76,688	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.0	%(7)	33,075	(6)

VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.2	%(7)	146,516	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.9	%(3)	68,187	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	30.0%		37,157	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8%		49,383	(6)
NexPoint Hospitality Trust	Common stock	Hospitality	46.2%		4,886	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		2,242	(6)
					$418,134

Below is a summary of the Company’s equity method investments as of December 31, 2022 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$13,013		$—	$13,013	$(217)
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	%(3)	27,136		21,334	5,802	(227)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		7,272		7,466	(194)	280
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	%(4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	%(7)	10,923		8,751	2,172	665
Claymore Holdings, LLC	LLC interest	N/A	50.0	%(5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	%(5)	—	(6)	—	—	—
					$70,656		$49,863	$20,793	$501

Below is a summary of the Company's investments as of December 31, 2022 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the consolidated balance sheets.

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	16.1	%(7)	$77,370	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.3	%(7)	33,369	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.1	%(7)	169,661	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	53.1	%(3)	103,695	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	30.5%		56,505	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	31.0%		53,480	(6)
NexPoint Hospitality Trust	Common stock	Hospitality	45.4%		27,685	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		4,331	(6)
					$526,096

(1)	Represents the Company’s percentage share of net assets of the investee per the investee’s books and records.
(2)

Represents the difference between the basis at which the investments in unconsolidated ventures are carried by the Company and the Company's proportionate share of the equity method investee's net assets. To the extent that the Company’s cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company’s share of equity in earnings of the joint venture.

(3)

The Company owns greater than 50% of the outstanding common equity but is not deemed to be the primary beneficiary or have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

(4)

The Company owns 100% of Las Vegas Land Owner, LLC which owns 77% of a joint venture that owns an 8.5 acre tract of land (the "Tivoli North Property"). Through a tenants in common arrangement, the Company shares control and as such accounts for this investment using the equity method.

(5)

The Company has a 50% non-controlling interest in Claymore Holdings, LLC (“Claymore”) and Allenby, LLC, (“Allenby”). The Company has determined it is not the primary beneficiary and does not consolidate these entities.

(6)	The Company has elected the fair value option with respect to these investments. The basis in these investments is their fair value.
(7)

The Company owns less than 20% of the investee but has significant influence due to members of the management team serving on the board of the investee or its parent and as such, accounts for the investee using the equity method.

(8)	The Company has a 31% non-controlling interest in Haygood, LLC, (“Haygood”). The Company has determined it is not the primary beneficiary and does not consolidate this entity.
(9)

The Company owns less than 20% of the investee but has significant influence due to the legal nature of a partnership that implies an inherent right to influence the operating and financial policies of the partnership.

Significant Equity Method Investments

The table below presents the unaudited summary balance sheets for the Company’s significant equity method investments as of September 30, 2023 (dollars in thousands). The Company reports these unaudited summary balance sheets on a quarter lag. For purposes of equity method investments, significance is determined in accordance with Rule 3-09 of Regulation S-X. NREF and VineBrook Homes Trust, Inc. ("VineBrook") do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities. As such, only the financial information for NREF and VineBrook are presented below. As of December 31, 2023, NexPoint Storage Partners, Inc. ("NSP") no longer qualifies as a significant equity method investment.

	NREF	VineBrook

ASSETS
Investments	$6,814,871	$2,500
Real estate assets	58,563	3,359,816
Cash and cash equivalents	10,977	34,115
Other assets	1,942	208,109
TOTAL ASSETS	$6,886,353	$3,604,540

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Debt	$1,212,740	$2,487,524
Other liabilities	5,239,450	148,345
Total Liabilities	6,452,190	2,635,869

Redeemable noncontrolling interests in the operating company	89,148	482,149
Noncontrolling interests in consolidated VIEs	—	12,786
Total Shareholders' Equity	345,015	473,736
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,886,353	$3,604,540

The table below presents the unaudited summary statement of operations for the nine months ended September 30, 2023, for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook

Revenues
Rental income	$3,057	$259,121
Net interest income	12,971	—
Other income	—	4,362
Total revenues	16,028	263,483

Expenses
Total expenses	16,950	368,968

Gain (loss) on sales and impairment of real estate	—	(65,108)
Other income (expense)	1,727	(43,130)
Unrealized gain (loss) on derivatives	—	6,297
Total comprehensive income (loss)	$805	$(207,426)

The table below presents the unaudited summary balance sheets for the Company’s significant equity method investments as of December 31, 2022 (dollars in thousands). NREF, NSP and VineBrook do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities. As such, only the financial information for NREF, NSP and VineBrook are presented below.

	NREF	VineBrook	NSP

ASSETS
Investments	$7,886,370	$2,500	$—
Real estate assets	245,222	3,568,567	1,310,059
Cash and cash equivalents	17,671	114,749	14,665
Other assets	3,011	150,921	174,952
TOTAL ASSETS	$8,152,274	$3,836,737	$1,499,676

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Debt	$1,345,101	$2,601,229	$902,659
Other liabilities	6,264,026	131,993	391,356
Total Liabilities	$7,609,127	$2,733,222	$1,294,015

Redeemable noncontrolling interests in the operating company	97,567	475,281	205,114
Noncontrolling interests in consolidated VIEs	$—	$6,906	$4,035
Total Shareholders' Equity	445,580	621,328	(3,488)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,152,274	$3,836,737	$1,499,676

The table below presents the unaudited summary statement of operations for the year ended December 31, 2022 for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook	NSP

Revenues
Rental income	$11,116	$262,433	$74,639
Net interest income	37,733	—	6,125
Other income	—	6,898	4,119
Total revenues	$48,849	$269,331	$84,883

Expenses
Total expenses	20,044	319,835	85,340

Gain (loss) on sales of real estate	$—	$(519)	$(1,406)
Other income (expense)	(14,591)	1,361	(77,408)
Unrealized gain (loss) on derivatives	—	52,833	—
Total comprehensive income (loss)	$14,214	$3,171	$(79,271)

9. Fair Value of Financial Instruments

The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2023 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$30	$—	$30
CLO	24,187	—	—	1,215	1,215
Common stock	311,576	42,832	—	176,256	219,088
Convertible notes	46,385	—	—	42,251	42,251
LLC interest	66,825	—	—	39,399	39,399
LP interest	326,555	—	76,688	195,898	272,586
Preferred Shares	66,268	—	—	66,268	66,268
Rights and warrants	3,937	—	3,993	—	3,993
Senior loan	46,174	—	55	46,353	46,408
	$891,924	$42,832	$80,766	$567,640	$691,238

The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2022 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$20	$—	$20
CLO	34,958	—	563	6,412	6,975
Common stock	325,275	53,872	—	234,667	288,539
Convertible notes	54,802	—	—	50,828	50,828
Life settlement	64,267	—	—	67,711	67,711
LLC interest	66,492	—	—	60,836	60,836
LP interest	321,026	—	77,370	223,141	300,511
Rights and warrants	3,947	—	3,794	—	3,794
Senior loan	43,399	—	66	43,341	43,407
	$914,183	$53,872	$81,813	$686,936	$822,621

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the year ended December 31, 2023 (in thousands):

	December 31, 2022	Contributions/ Purchases	Paid in- kind dividends	Transfer Into Level 3	Redemptions/ conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	December 31, 2023
CLO	$6,412	$—	$—	$563	$—	$(9,170)	$(1,601)	$5,011	$1,215
Common stock	234,667	—	—	—	(305)	—	—	(58,106)	176,256
Convertible notes	50,828	—	125	—	(8,542)	—	—	(160)	42,251
Life settlement	67,711	3,355	—	—	(67,506)	—	(1,101)	(2,459)	—
LLC interest	60,836	334	—	—	—	—	—	(21,771)	39,399
LP interest	223,141	5,528	—	—	—	—	—	(32,771)	195,898
Preferred Shares	—	68,500	1,768	—	(4,000)	—	—	—	66,268
Senior loan	43,341	5,500	4,059	—	(7,007)	—	223	237	46,353
Total	$686,936	$83,217	$5,952	$563	$(87,360)	$(9,170)	$(2,479)	$(110,019)	$567,640

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the six months ended December 31, 2022 (in thousands):

	July 1, 2022	Contributions/ Purchases	Paid in- kind dividends	Redemptions/ Conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	December 31, 2022
Common Equity	$257,346	$3,363	$—	$—	$(443)	$—	$(25,599)	$234,667
Convertible Notes	51,858	2,784	160	—	—	—	(3,974)	50,828
Life settlement	56,440	11,276	—	(7,055)	—	3,489	3,561	67,711
LP Interests	227,309	5,780	—	(10,872)	—	113	811	223,141
CLO	52,500	—	—	—	(18,105)	—	(27,983)	6,412
LLC Interests	3,982	62,510	—	—	—	—	(5,656)	60,836
Senior Loans	40,997	443	2,048	(27)	—	(126)	6	43,341
Total	$690,432	$86,156	$2,208	$(17,954)	$(18,548)	$3,476	$(58,834)	$686,936

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2023.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
CLO	Discounted Net Asset Value	Discount		N/A			$1,215

Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	176,256
	Discounted Cash Flow	Discount Rate	7.5%	—	13.90%	(9.18)%
		Market Rent (per sqft)	$11.50	—	$41.00	$(26.25)
		RevPAR	$75.00	—	$145.00	$(102.00)
		Capitalization Rates	5.25%	—	9.5%	(7.58)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.00x	—	4.00x	(3.50)x
		Multiple of NAV	1.00x	—	1.25x	(1.13)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(25.00)%	—	(10.00)%	(17.50)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	10.25%	(8.17)%	42,251
	Option Pricing Model	Volatilty	55.00%	—	65.00%	(60.00)%
LLC Interest	Discounted Cash Flow	Discount Rate	7.50%	—	30.50%	14%	39,399
		Market Rent (per sqft)	$11.5	—	$41	$(26.25)
		Capitalization Rate		5.25%

LP Interest	Direct Capitalization Approach	Capitalization Rate	4.00%	—	6.80%	5.51%	195,898
		Discount to NAV	(12.5)%	—	(2.5)%	(-7.5% )
	Market Approach	Capitalization Rate	5.00%	—	5.50%	(5.22)%
	Recent Transaction	Price per Share		$21.59

Preferred Shares	Recent Transaction	Price per Share		$1,000			66,268

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	46,353

Total							$567,640

The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2022.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
CLO	Discounted Net Asset Value	Discount		70%			$6,412

Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.09%	-	$0.95%	(0.515% )	$234,667
		NAV / sh multiple	$1.10x	-	$1.45x	$(1.28)x
	Discounted Cash Flow	Discount Rate	8.63%	-	14.5%	(9.98)%
		Market Rent (per sqft)	$16	-	$58	$(23.38)
		RevPAR	$75	-	$189	$110.4
		Capitalization Rates	5.38%	-	9.25%	(8.4)%
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841
		N/A	$25.31	-	$28	$(26.66)

Convertible Notes	Discounted Cash Flow	Discount Rate		8%			50,828

Life Settlement	Discounted Cash Flow	Discount Rate		14%			67,711
		Life Expectancy (Months)	12	-	196	74 Months

LLC Interest	Discounted Cash Flow	Discount Rate	8.75%	-	30%	(19.38)%	60,836
		Market Rent (per sqft)	$16	-	$58	$(23.38)
		Capitalization Rate		5.38%

LP Interest	Discounted Cash Flow	Discount Rate	6.4%	-	9.1%	(7.75)%	223,141
		Capitalization Rate	3.5%	-	6.8%	(5.15)%

	Recent Transaction	Cost Price per Share		$25

Senior Loan	Discounted Cash Flow	Discount Rate	11.5%	-	20%	(15.75)%	$43,341

Total							$686,936

10. Life Settlement Portfolio

Prior to September 1, 2023, the Company, through one of its TRSs, owned 100% of the outstanding equity and debt of Specialty Financial Products, Ltd. ("SFP"), an Ireland domiciled private company with limited liability and a Designated

Activity Company. At the proposal of NexAnnuity Asset Management, L.P. ("NexAnnuity"), an affiliate of the Adviser, SFP was formed for the purpose of entering into acquisitions of U.S. life settlement policies approved by NexAnnuity and funded by the issuance of debt securities, or the Structured Note purchased by the Company. SFP utilizes proceeds from maturing life settlement contracts to repay the Structured Note and to further invest in life settlement contracts. Prior to September 1, 2023, as the Company owned the outstanding ordinary shares of and Structured Note issued by SFP, the Company consolidated SFP in its entirety. On September 1, 2023, the Company, through one of its TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to NHI and its wholly owned subsidiaries, a related party. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. As a result, the Company now holds none of the outstanding equity and debt of SFP, and SFP no longer meets the requirements for consolidation under ASC 810 – Consolidation. The Company will have no continuing involvement with SFP. As such, SFP has been deconsolidated herein as of September 1, 2023. The Class A Preferred Stock in NexAnnuity Holdings, Inc. is accounted for as an investment in an equity security. However, management has elected to account for the investment using the fair value option and presented it within Investments, at fair value. The fair value of the Class A Preferred Stock is its original issue price of $1,000 per share due to the recent nature of the transaction. Dividends on the Class A Preferred Stock are cumulative and are payable quarterly on March 31, June 30, September 30, and December 31 at an annual rate of 8.0% for years one through seven, 9.5% for years eight through ten, 11.0% for years eleven through thirteen, and 12.0% for years fourteen through sixteen and thereafter.

The transfer of the Structured Note of SFP qualified as a sale under ASC 860 – Transfers and Servicing as (1) the transfer legally isolated the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets.

As of December 31, 2022, the Company’s life settlement portfolio consists of the following (dollars in thousands):

Number of Policies	Face Value (Death Benefit)		Acquisition Cost		Premium Cost		Estimated Fair Value
Total	Range	Total	Range	Total	Range	Total	Range	Total
28	$1,500 -$15,000	$142,952	$350 - $3,895	$48,132	$0 - $580	$4,589	$117 - $6,095	$67,711

Remaining Life Expectancy (in years)	Number	Face Value	Fair Value
0 - 1	2	$7,000	$5,950
1 - 2	2	7,350	4,774
2 - 3	5	19,061	11,393
3 - 4	8	51,351	27,648
4 - 5	3	17,100	7,978
Thereafter	8	41,090	9,968
Total	28	$142,952	$67,711

During the six months ended December 31, 2022, the Company purchased three policies with a combined face value of $28.0 million for $8.7 million, had one policy mature with an aggregate net death benefit of $7.0 million, and paid $2.6 million in premiums to keep the life settlement contracts in force.

11. Shareholders’ Equity

Common Shares

As of December 31, 2023, the Company had 38,389,600 common shares, par value $0.001 per share, issued and outstanding. 1,217,792.99 shares of which were issued during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company paid a distribution of $0.15 per share on its common shares on March 31, 2023 to shareholders of record on March 15, 2023, June 30, 2023 to shareholders of record on June 15, 2023, September 29, 2023 to shareholders of record on August 14, 2023 and December 29, 2023 to shareholders of record on November 17, 2023. The dividends paid on September 29, 2023 and December 29, 2023 consisted of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) comprising 20% of the dividend, with the balance being paid in the Company's common shares.

During the six months ended June 30, 2022, the Company issued 92,067 common shares pursuant to its dividend reinvestment plan that was terminated on July 1, 2022. No shares were issued during the six months ended December 31, 2022.

As of December 31, 2022, the Company had 37,171,807 common shares, par value $0.001 per share, issued and outstanding.

During the six months ended December 31, 2022, the Company paid distributions on its common shares on August 1, August 31, September 30 and December 30, 2022. For July, August and September, these distributions were paid in the amount of $0.05 per share. Beginning in October, the distribution was updated to $0.15 per share and payable quarterly.

Preferred Shares

On January 8, 2021, the Company issued 3,359,593 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series A Preferred Shares") with an aggregate liquidation preference of approximately $84.0 million. The Series A Preferred Shares were issued as part of the consideration for an exchange offer for a portion of the Company’s common shares. The Series A Preferred Shares are callable beginning on December 15, 2023 at a price of $25 per share. The Company may exercise its call option at the Company's discretion. As a result, these are included in permanent equity.

During the year ended December 31, 2023, the Company declared four distributions on its Series A Preferred Shares, each in the amount of $0.34375 per share, which were paid to holders of Series A Preferred Shares on March 31, 2023 to shareholders of record on March 24, 2023, on June 30, 2023 to shareholders of record on June 23, 2023, on October 2, 2023 to shareholders of record on September 25, 2023 and on January 2, 2024 to shareholders of record on December 12, 2023. The Company sent funding to the transfer agent for the fourth quarter dividend prior to December 31, 2023, which was then paid to shareholders on January 2, 2024.

During the six months ended December 31, 2022, the Company declared distributions on its Series A Preferred Shares on September 1, 2022 and December 6, 2022, in the amount of $0.34375 per share, respectively. The Company sent funding to the transfer agent prior to September 30, 2022 and December 31, 2022, which were then paid to shareholders on September 30, 2022 and January 3, 2023.

Dividends on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.5% of the $25 per share liquidation preference and are payable quarterly on March 31, June 30, September 30, and December 31 of each year, or in each case on the next succeeding business day.

Long Term Incentive Plan

On January 30, 2023, the Company’s shareholders approved a long-term incentive plan (the “2023 LTIP”) and the Company subsequently filed a registration statement on Form S-8 registering 2,545,000 common shares, which the Company may issue pursuant to the 2023 LTIP. The 2023 LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of share options, appreciation rights, restricted shares, restricted share units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company’s common shares or factors that may influence the value of the Company’s common shares, plus cash incentive awards, for the purpose of providing the Company’s trustees, officers and other key employees (and those of the Adviser and the Company’s subsidiaries), and potentially certain nonemployees who perform employee-type functions, incentives and rewards for performance (the "participants").

Restricted Share Units. Under the 2023 LTIP, restricted share units may be granted to the participants and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for trustees. The most recent grant of restricted share units to officers, employees and certain key employees of the Adviser will vest over a four-year period. Beginning on the date of grant, restricted share units earn dividends that are payable in cash on the vesting date. Compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Forfeitures are recognized as they occur. On April 4, 2023, pursuant to the 2023 LTIP, the Company granted 37,313 restricted share units to its trustees and 566,169 restricted share units to its officers and other employees of the Adviser. The following table includes the number of restricted share units granted, vested, forfeited and outstanding as of and for the year ended December 31, 2023:

	2023
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding January 1, 2023	—	$—
Granted	603,482	10.45
Vested	—	—
Forfeited	(13,576)	—
Outstanding December 31, 2023	589,906	$10.45

The following table contains information regarding the vesting of restricted share units under the 2023 LTIP for the next five calendar years subsequent to December 31, 2023:

	Shares Vesting
	April	Total
2024	178,856	178,856
2025	140,404	140,404
2026	135,323	135,323
2027	135,323	135,323
2028	—	—
Total	589,906	589,906

For the year ended December 31, 2023, the Company recognized approximately $1.4 million of equity-based compensation expense related to grants of restricted share units. As of December 31, 2023, the Company had recognized a liability of approximately $0.3 million related to dividends earned on restricted share units that are payable in cash upon vesting. As of December 31, 2023, total unrecognized compensation expense on restricted share units was approximately $4.8 million, and the expense is expected to be recognized over a weighted average vesting period of 1.6 years.

12. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of the Company’s common shares outstanding and excludes any unvested restricted share units issued pursuant to the 2023 LTIP.

Diluted earnings (loss) per share is computed by adjusting basic earnings per share for the dilutive effect of the assumed vesting of restricted share units. During periods of net loss, the assumed vesting of restricted share units is anti-dilutive and is not included in the calculation of earnings (loss) per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

		Year Ended December 31,	Six Months Ended December 31,
		2023	2022
Numerator for loss per share:
Net income (loss) attributable to common shareholders		$(121,860)	$(83,883)

Denominator for loss per share:
Weighted average common shares outstanding		37,334	37,172
Denominator for basic and diluted loss per share		37,334	37,172
Weighted average unvested restricted share units		440	—
Denominator for diluted loss per share	(1)	37,334	37,172

Loss per weighted average common share:
Basic		$(3.26)	$(2.26)
Diluted		$(3.26)	$(2.26)

(1)     For the year ended December 31, 2023 and the six months ended December 31, 2022, this excludes approximately 439,601 and 0 shares, respectively, related to assumed vesting of restricted share units as the effect would be anti-dilutive.

13. Related Party Transactions

Advisory and Administrative Fees

Prior to the Deregistration Date, the Company was party to an investment advisory agreement (the "Former Advisory Agreement") with an affiliate of the Adviser (the "Former Adviser") pursuant to which the Former Adviser provided investment advisory services to the Company and certain of its subsidiaries. The Company's contractual fee under the Former Advisory Agreement was an annual fee, payable monthly, in an amount equal to 1.00% an amount (the "Former Managed Assets”) equal to the total assets of the Company, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. The Former Adviser was permitted to waive a portion of its fees.

Prior to the Deregistration Date, the Company was also party to an administration services agreement (the “Administration Services Agreement”) pursuant to which the Former Adviser previously performed administrative functions for us in connection with our operation as a closed-end investment company. For its services, the Former Adviser received an annual fee, payable monthly, in an amount equal to 0.20% of the average weekly value of the Former Managed Assets.

In connection with the Business Change and effective on the Deregistration Date, the Company terminated its investment advisory agreement and its administrative services agreement with the Former Adviser and entered into the Advisory Agreement with the Adviser, a subsidiary of NexPoint. The Company also terminated the investment advisory agreements between NexPoint and its wholly owned subsidiaries, NexPoint Real Estate Opportunities, LLC ("NREO") and NexPoint Real Estate Capital, LLC, effective on the Deregistration Date. Pursuant to the Advisory Agreement, subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of the Company, and provides investment management services.

As of December 31, 2023, as consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company’s Managed Assets (defined below).

On April 11, 2023, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the Fees in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap. At the Company’s 2023 annual meeting of shareholders, the Company’s shareholders did not approve issuances in excess of the Share Cap. During the year ended December 31, 2023, we issued 145,619.99 common shares to the Advisor in payment of the Fees in an amount of $1.43 million.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under GAAP all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another entity it does not wholly own as a result of owning a controlling interest in such entity or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such entity’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Reimbursement of Expenses; Expense Cap

The Company is required to pay directly or reimburse the Adviser for all of the documented “operating expenses” (all out-of-pocket expenses of the Adviser in performing services for us, including but not limited to the expenses incurred by the Adviser in connection with any provision by the Adviser of legal, accounting, financial, due diligence, investor relations or other services performed by the Adviser that outside professionals or outside consultants would otherwise perform and our pro rata share of rent, telephone, utilities, office furniture, equipment, machinery or other office, internal and overhead expenses of the Adviser required for our operations) and any and all expenses (other than underwriters' discounts) paid or to be paid by us in connection with an offering of our securities, including, without limitation, our legal, accounting, printing, mailing and filing fees and other documented offering expenses (collectively, "Offering Expenses"), paid or incurred by the Adviser or its affiliates in connection with the services it provides to us pursuant to the Advisory Agreement. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, could not exceed 1.5% (the "Expense Cap") of Managed Assets, calculated as of the end of each quarter, for the twelve-month period which followed the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidated another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses would have been calculated without giving effect to such consolidation and instead such entity’s expenses would have been, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. On occasion, the Adviser may waive additional fees to the extent assets are invested in certain affiliated investments. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses were considered permanently waived and became non-recoupable.

The Advisory Agreement has an initial term of three years that will expire on July 1, 2025, and successive additional one-year terms thereafter unless earlier terminated. We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

For the year ended December 31, 2023, the Company incurred Administrative Fees and Advisory Fees of $13.7 million, which excludes $2.0 million, in fees that were waived to comply with the Expense Cap.

Revolving Credit Facility

On May 22, 2023, the Company entered into the NexBank Revolver pursuant to which the Company in the initial principal amount of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million and bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024. The Company drew the $20.0 million on May 22, 2023. As of December 31, 2023, the NexBank Revolver had an outstanding balance of $20.0 million.

Guaranties of NexPoint Storage Partners, Inc. Debt

On July 2, 2021, the Company, together with Highland Opportunities and Income Fund (“HFRO”) and Highland Global Allocation Fund (collectively, the “Co-Guarantors”) as limited guarantors, entered into a Guaranty of Recourse Obligations (“SAFStor Recourse Guaranty I”) in favor of ACORE Capital Mortgage, LP (“ACORE”) in its capacity as Administrative Agent for and on behalf of the Lenders under a Loan Agreement ("SAFStor Loan Agreement I"), in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor NREA JV – I, LLC (“SAFStor – I”), SAFStor NREA JV – III, LLC (“SAFStor – III”), SAFStor NREA JV – IV, LLC (“SAFStor – IV”), SAFStor NREA JV – V, LLC (“SAFStor – V”), SAFStor NREA JV – VI, LLC (“SAFStor – VI”), SAFStor NREA JV – VII, LLC (“SAFStor – VII”), and SAFStor NREA JV – VIII, LLC (“SAFStor – VIII”) (collectively, “SAFStor”), pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement ("SAFStor Mezzanine Loan Agreement I"), in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On December 8, 2022, NSP completed a transaction that resulted in it acquiring 100% of the equity interest in SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to an Omnibus Amendment to and Reaffirmation of Loan Documents (the “SAFStor Recourse Guaranty II”) in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under a Loan Agreement (“SAFStor Loan Agreement II”), in an aggregate principal amount of $41.99 million, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement II”), in the amount of $1.08 million, for the benefit of entities indirectly owned by SAFStor. Pursuant to the SAFStor Recourse Guaranty I and SAFStor Recourse Guaranty II, the Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined in the respective SAFStor Loan Agreement) arising out of or in connection with certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the respective SAFStor Loan Agreement. The Company also guarantees the full payment of the debt upon the occurrence of any Springing Recourse Events (as defined in the respective SAFStor Loan Agreement), such as if the borrower voluntarily files a bankruptcy or similar liquidation or reorganization action or upon certain other violations of the respective SAFStor Loan Agreement. The guarantees by the Company are limited for loss recourse events, to the loss attributable to properties in which it indirectly owns an interest and for Springing Recourse Events (as defined in the respective SAFStor Loan

Agreement) to the pro-rata share of the aggregate liability of all guarantors within the pool of the guarantor properties. As of December 31, 2023, the outstanding balance of the pools of guaranties is $270.96 million.

On September 14, 2022, the Company entered into guaranties (the “BS Guaranties”) for the benefit of JPMorgan Chase Bank, National Association (“JPM”) and any additional or subsequent lenders from time to time (collectively, “BS Lender”) under a loan agreement (the "BS Loan Agreement"), pursuant to which the Company guaranteed certain obligations of the borrowers (“BS Borrower”) under the BS Loan Agreement. The Company, through its ownership in NSP, owns an indirect interest in BS Borrower and entered into the BS Guaranties as a condition of BS Lender lending to BS Borrower under the BS Loan Agreement. Pursuant to the BS Guaranties, the Company guaranteed certain carrying obligations, including interest payments, of BS Borrower and certain recourse obligations of BS Borrower pertaining to exculpation or indemnification of BS Lender. The BS Guaranties also provide that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by BS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The BS Loan Agreement provides for a single initial advance of the loan in the amount of $221.8 million to BS Borrower on the closing date and provides BS Borrower the right to request additional advances in connection with subsequently acquired properties. Amounts outstanding under the BS Loan Agreement are due and payable on March 9, 2024 which date may, at the option of BS Borrower, be extended for an additional six months upon the satisfaction of certain terms and conditions. Borrowings outstanding under the BS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising BS Borrower and bear interest at the one-month SOFR, subject to a floor of 0.5%, plus an applicable spread of approximately 4.0% with respect to approximately $149.9 million of principal as of December 31, 2023 and approximately 5.4% with respect to approximately $46.9 million of principal as of December 31, 2023.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NREF, Highland Opportunities and Income Fund ("HFRO") and NexPoint Real Estate Strategies Fund (collectively, the "NSP Co-Guarantors"), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP ("Extra Space") pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains outstanding as of December 31, 2023.

Separately, on September 14, 2022, the Company entered into a Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (the “CMBS Guaranty”) for the benefit of JPM and any additional or subsequent lenders from time to time (collectively, the “CMBS Lender”) under a loan agreement (the "CMBS Loan Agreement"), by and among the borrowers thereunder (collectively, “CMBS Borrower”) and the CMBS Lender. The Company, through its ownership in NSP, owns an indirect interest in CMBS Borrower and entered into the CMBS Guaranty as a condition of CMBS Lender lending to CMBS Borrower under the CMBS Loan Agreement. Pursuant to the CMBS Guaranty, the Company guaranteed certain recourse obligations of CMBS Borrower pertaining to exculpation or indemnification of CMBS Lender. The CMBS Guaranty also provides that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by CMBS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The CMBS Loan Agreement provides for a loan of $356.5 million to CMBS Borrower. Amounts outstanding under the CMBS Loan Agreement are due and payable on September 9, 2024 which date may, at the option of CMBS Borrower, be extended for three successive one-year terms upon the satisfaction of certain terms and conditions. Borrowings outstanding under the CMBS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising CMBS Borrower and bear interest at one-month SOFR plus a spread of approximately 3.6%, which will increase by 0.1% upon a second extension of the loan maturity and by an additional approximately 0.15% upon a third extension of the loan maturity.

Subsidiary Investment Management Agreement

SFP is a party to a management agreement (the "SFP IMA") with NexAnnuity pursuant to which NexAnnuity provides investment management services to SFP. Mr. Dondero serves as President of NexAnnuity, which is indirectly owned by a trust of which Mr. Dondero is the primary beneficiary. As discussed in Note 10, the Company disposed of its interest in SFP on September 1, 2023. Prior to its disposition, the Company paid $0.1 million in management fees to NexAnnuity.

In exchange for its services, the SFP IMA provided that NexAnnuity would receive a management fee (the "SFP Management Fee") paid monthly in an amount equal to 1.0% of the average weekly value of an amount equal to the total assets of SFP, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the investment objective, investment guidelines and policies under the SFP IMA, and/or (iv) any other means, plus any value added tax or any other applicable tax, if any, thereon. NexAnnuity could waive all or a portion of the SFP Management Fee.

Other Related Party Transactions

The Company has in the past, and may in the future, utilize the services of affiliated parties. The Company holds multiple operating accounts at NexBank an affiliate of the Adviser through common beneficial ownership. The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. For year ended December 31, 2023 and 2022, the Company through its subsidiaries has paid approximately $0.7 million and $0.7 million, respectively, in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and had a fixed fee of $750 per month. Effective January 1, 2023, the property management agreement was amended and the property management fee was increased to $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the year ended 2023, Cityplace Tower reimbursed $1.9 million to NexVest for these expenses.

The Company is a limited guarantor and an indemnitor on one of NexPoint Hospitality Trust's ("NHTs") loans with an aggregate principal amount of $77.4 million as of December 31, 2023. NHT is a publicly traded hospitality REIT that is managed by an affiliate of the Adviser. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

On March 31, 2022, the Company, through an unconsolidated subsidiary, borrowed approximately $13.5 million from NREF, an entity advised by an affiliate of the Adviser, to finance its acquisition of an interest in Tivoli North Property. The bridge note bore interest at an annual rate equal to the WSJ Prime Rate plus 1.5% and had a maturity date of October 1, 2022. The Company refinanced this bridge note with PNC Bank, N.A ("PNC Bank") on August 8, 2022. The new loan had a principal amount of $13.5 million and bears interest at an annual rate of daily simple SOFR plus 3.5%. Proceeds from the note with PNC Bank were used to repay in full the financing provided by NREF on August 9, 2022 and matures on August 8, 2024.

On December 8, 2022, the Company, through NREO, entered into a Contribution Agreement pursuant to which NREO contributed all of its interests in the joint ventures (the "SAFStor Ventures") with SAFStor NREA GP – I, LLC, SAFStor NREA GP – II, LLC and NREA GP – III, LLC to NexPoint Storage Partners Operating Company, LLC (the "NSP OC") in exchange for approximately 47,064 newly created Class B common operating company units of the NSP OC ("Class B Units"), representing 14.8% of the outstanding combined classes of common units of the NSP OC (the "NSP OC Common Units") immediately after NREO’s acquisition of Class B Units. The NSP OC is the operating company of NSP, of which the Company owns approximately 86,369 shares, or 52.9%, of the outstanding common stock as of December 31, 2023. In connection with the foregoing, the NSP OC acquired all of the other interests in the SAFStor Ventures from affiliates of the Adviser following which they were wholly owned by a subsidiary of the NSP OC. The SAFStor Ventures are invested, through subsidiaries, in various self-storage real estate development projects primarily located on the East Coast of the United States. As of December 31, 2023, the Company owns approximately 47,064 Class B Units, or 30.0%, of the outstanding NSP OC Common Units.

On December 23, 2022, the Company, through NREO, redeemed 2,100,000 common units of limited partnership (the "NREF OP Units") of NexPoint Real Estate Finance Operating Partnership, L.P. (the "NREF OP") for 2,100,000 shares of common stock of NREF. The NREF OP is the operating partnership of NREF, a publicly traded mortgage REIT managed by an affiliate of the Adviser.

On September 1, 2023, the Company, through one of its wholly owned TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to related party NexAnnuity Holdings, Inc. and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NexAnnuity Holdings, Inc. On September 28, 2023, the Company, through one of its wholly owned TRSs, redeemed 2,000 shares of Class A Preferred Stock in NexAnnuity Holdings, Inc. On October 24, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NexAnnuity Holdings, Inc. On November 10, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NexAnnuity Holdings, Inc.

Related Party Investments

The Company, from time to time, may invest in entities managed by affiliates of the Adviser. For the year ended and as of December 31, 2023, the Company has the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Hospitality Trust	Common Stock	$4,886	$(22,800)	$—	$—	$610	$(22,190)
NexPoint Real Estate Finance, Inc.	Common Stock	33,075	(294)	—	—	5,754	5,460
NexPoint Storage Partners, Inc.	Common Stock	68,187	(35,506)	—	—	—	(35,506)
NexPoint Residential Trust, Inc.	Common Stock	3,154	(821)	—	—	155	(666)
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	20,814	7	—	—	1,822	1,829
NexPoint Hospitality Trust	Convertible Notes	21,437	(166)	—	—	644	478
NexPoint Storage Partners Operating Company, LLC	LLC Units	37,157	(19,349)	—	—	—	(19,349)
SFR WLIF III, LLC	LLC Units	7,079	—	—	624	—	624
Claymore Holdings, LLC	LLC Units	—	—	—	—	—	—
Allenby, LLC	LLC Units	—	(304)	—	—	—	(304)
Haygood, LLC.	LLC Units	—	(31)	—	—	—	(31)
VineBrook Homes Operating Partnership, L.P.	Partnership Units	146,516	(27,463)	—	—	4,318	(23,145)

NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	76,688	(682)	—	—	11,686	11,004
NexPoint SFR Operating Partnership, L.P.	Partnership Units	49,383	(5,308)	—	—	1,813	(3,495)
NexAnnuity Holdings, Inc.	Preferred Shares	66,268	—	—	—	1,768	1,768
NexPoint Storage Partners Operating Company, LLC	Promissory Note	5,000	—	—	—	39	39
NexPoint SFR Operating Partnership, L.P.	Promissory Note	500	—	—	—	8	8
Total		$540,144	$(112,717)	$—	$624	$28,617	$(83,476)

For the six months ended and as of December 31, 2022, the Company has the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Interest and Dividends	Total Income
SFR WLIF III, LLC	LLC Units	$7,272	$315	$—	$—	$315
NexPoint Residential Trust, Inc.	Common Stock	3,825	(1,657)	—	70	(1,587)
NexPoint Hospitality Trust	Common Stock	27,685	1,086	—	—	1,086
NexPoint Hospitality Trust	Convertible Notes	21,479	(3,323)	—	152	(3,171)
NexPoint Storage Partners, Inc.	Common Stock	103,695	(17,584)	—	—	(17,584)
NexPoint Storage Partners Operating Company, LLC	LLC Units	56,505	(6,004)	—	—	(6,004)
NexPoint SFR Operating Partnership, L.P.	Partnership Units	53,480	31	—	988	1,019
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	29,350	(650)	—	1,181	531
Claymore Holdings, LLC	LLC Units	—	—	—	—	—
Allenby, LLC	LLC Units	—	—	—	—	—
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	77,370	(21,327)	—	6,969	(14,358)
NexPoint Real Estate Finance, Inc.	Common Stock	33,369	(9,198)	—	—	(9,198)
VineBrook Homes Operating Partnership, L.P.	Partnership Units	169,661	780	—	2,853	3,633
Total		$583,691	$(57,531)	$—	$12,213	$(45,318)

14. Commitments and Contingencies

Commitments

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with the NSP Co-Guarantors, as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The NSP Series D Preferred Stock remains outstanding as of December 31, 2023.

On July 2, 2021, the Company, together the Co-Guarantors as limited guarantors, entered into a SAFStor Recourse Guaranty I in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement I, in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor, pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement I, in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to the SAFStor Recourse Guaranty II in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement II, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement II, for the benefit of entities indirectly owned by SAFStor. See Note 13 for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $77.4 million outstanding, as of December 31, 2023. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $142.3 million as of December 31, 2023. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of December 31, 2023, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated balance sheets or consolidated statements of operations and comprehensive income (loss) of the Company. The Company is not involved in any material litigation nor, to management’s knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company’s business, assets, cash flows or results of operations. As of December 31, 2023, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

Claymore, Allenby and Haygood are engaged in ongoing litigation that could result in a possible gain contingency to the Company. The probability, timing, and potential amount of recovery, if any, are unknown.

15. Operating Leases

Lessor Accounting

The following table summarizes the future minimum lease payments to the Company as the lessor under the operating lease obligations at December 31, 2023 (in thousands). These amounts do not reflect future rental revenues from renewal or replacement of existing leases. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

Year:	Operating Leases
2024	$9,672
2025	9,256
2026	7,931
2027	7,097
2028	5,513
Thereafter	22,718
Total	$62,187

The following table lists the tenants where the rental revenue from the tenants during the period presented represented 10% or more of total rental income in the Company’s consolidated statements of operations (in thousands):

	For the Year Ended December 31, 2023	Six Months Ended December 31, 2022
Tenant	Rental Income	Rental Income
Hudson Advisors LLC	$2,610	$1,424

16. Subsequent Events

Dividends Declared

On February 2, 2024, the Board approved a quarterly dividend of $0.15 per common share, payable on March 28, 2024 to shareholders of record on February 16, 2024. The dividend on the Company’s common shares consists of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company’s common shares. Also on February 2, 2024, the Board approved a quarterly dividend of $0.34375 per Series A Preferred Share, payable on April 1, 2024 to shareholders of record on March 25, 2024.

Issuance of Common Shares to Adviser

On January 12, 2024, the Company issued 169,920.62 common shares to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement.

Redemption of Series A Preferred Stock in NexAnnuity Holdings, Inc.

On January 12, 2024, NHI, in its sole discretion redeemed 1,700 shares of Class A Preferred Stock in NHI held by one of the Company's wholly owned TRSs for $1.7 million.

Cityplace Debt Extension

On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 8, 2025. The terms of this extension require a 0.25% extension fee, with the loan continuing to amortize during the extension period, as well as a waiver to purchase an interest rate cap.

NSP BS Guaranties Extension

On March 8, 2024, the BS Lender agreed to extend the maturity date to March 22, 2024, which will allow NSP to use February 2024 financials to calculate the Debt Yield (as defined in the BS Loan Agreement), which is part of the process for obtaining a longer extension.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of December 31, 2023, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for our assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our President and our Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our President and Chief Financial Officer, has conducted an assessment regarding the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the criteria described above, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

Extension of Cityplace Debt

On March 8, 2024, the Company entered into that certain Limited Consent and Thirteenth Omnibus Amendment Agreement (the “Thirteenth Omnibus Amendment”) by and among CP Tower Owner, LLC, CP Land Owner, LLC, CP Equity Owner, LLC and CP Equity Land Owner, LLC, as borrowers, the Company and NexPoint Real Estate Partners,

LLC, as guarantors, Delphi CRE Funding LLC, ACORE Credit IV CLO Issuer 2018-1, LLC and ACORE Capital Mortgage, LP, as lenders, and Acore Capital Mortgage, LP, as administrative agent, amending that certain Loan Agreement, originally dated August 15, 2018, as subsequently amended. Pursuant to the Thirteenth Omnibus Amendment, the parties agreed to defer the maturity of the Cityplace debt by one year to March 8, 2025 and to waive the requirement that the borrowers obtain an interest rate cap agreement and the debt yield requirements as of March 8, 2024. The Thirteenth Omnibus Amendment required payment of a $357,776 extension fee, with the loan continuing to amortize during the extension period. In addition, the Thirteenth Omnibus Amendment included a general release by the Company and NexPoint Real Estate Partners, LLC, as guarantors, of the lenders and the administrative agent for claims relating to the loan agreement, as amended, through March 8, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

Item 11. Executive Compensation

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

Item 14. Principal Accounting Fees and Services

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report.

PART IV

Item 15. Exhibit and Financial Statement Schedules

a.	The following documents are filed as part of this Report:

1.	Financial Statements. See Index to Consolidated Financial Statements and Schedules of NexPoint Diversified Real Estate Trust on page 76 of this Annual Report.

2.

Financial Statement Schedules. See Index to Consolidated Financial Statements and Schedules of NexPoint Diversified Real Estate Trust on page 76 of this Annual Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3.	Exhibits. The exhibits filed with this Report are set forth in the Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Description

3.1

Restated Certificate of Trust of NexPoint Diversified Real Estate Trust, effective July 1, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

3.2

Declaration of Trust of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

3.3	Bylaws of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

4.1	Statement of Preferences of 5.50% Series A Cumulative Preferred Shares (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

4.2

Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Act (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.1

Advisory Agreement, dated July 1, 2022, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

10.2

First Amendment to Advisory Agreement, dated October 25, 2022, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 26, 2022).

10.3

Second Amendment to Advisory Agreement of NexPoint Diversified Real Estate Trust (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2023).

10.4

Limited Partnership Agreement of NexPoint Diversified Real Estate Trust Operating Partnership, L.P., dated July 1, 2022 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

10.5†	NexPoint Diversified Real Estate Trust 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2023).

10.6†	Form of Restricted Shares Units Agreement (Trustee) (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.7†	Form of Restricted Shares Units Agreement (Key Employee) (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.8*†	Form of Restricted Shares Units Agreement (Trustee).

10.9*†	Form of Restricted Shares Units Agreement (Key Employee).

10.10

Guaranty Agreement (Carry Obligations), dated September 14, 2022, by the Company for the benefit of JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022).

10.11

Guaranty Agreement (Recourse Obligations), dated September 14, 2022, by the Company for the benefit of JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022).

10.12

Second Amended and Restated Limited Partnership Agreement of NexPoint Real Estate Finance Operating Partnership, L.P., dated September 8, 2021 (incorporated by reference to Exhibit 10.1 to NexPoint Real Estate Finance, Inc.'s Current Report on Form 8-K filed with the SEC on September 9, 2021).

10.13

First Amendment to Second Amended and Restated Limited Partnership Agreement of NexPoint Real Estate Finance Operating Partnership, L.P., dated November 2, 2023 (incorporated by reference to Exhibit 10.1 to NexPoint Real Estate Finance, Inc.’s Current Report on Form 8-K filed with the SEC on November 2, 2023).

10.14

Third Amended and Restated Limited Partnership Agreement of VineBrook Homes Operating Partnership, Inc., dated as of August 3, 2023 (incorporated by reference to Exhibit 10.4 to VineBrook Homes Trust, Inc.'s Current Report on Form 8-K, filed with the SEC on August 4, 2023).

10.15

Form of 7.50% Convertible Notes of NexPoint SFR Operating Partnership, L.P., due June 30, 2027 (incorporated by reference to Exhibit 10.4 to VineBrook Homes Trust, Inc.'s Current Report on 8-K, filed with the SEC on June 14, 2022).

10.16

Loan Agreement, dated as of August 15, 2018, by and among CP Tower Owner, LLC and CP Land Owner, LLC, as Borrower, Delphi CRE Funding LLC, AC IV CA Mortgage LLC and the other lenders from time to time party thereto, as Lenders, and Acore Capital Mortgage, LP, as Administrative Agent for the Lenders, as amended through February 8, 2023 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.17

Guaranty of Recourse Obligations, dated August 15, 2018, by the Company and HCRE Partners, LLC, to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.18

Completion Guaranty, dated August 15, 2018, by the Company and HCRE Partners, LLC, to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.19

Guaranty of Required Equity, Required Pay Down and Master Lease, dated August 15, 2018, by the Company and HCRE Partners, LLC to or for the benefit of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.20

Joinder Agreement of New Indemnitor, dated as of March 8, 2022, made by the Company and NexPoint Real Estate Advisors, L.P. in favor of Acore Capital Mortgage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.21

Omnibus Amendment Agreement, dated as of March 8, 2022, made and entered into by the Company, NexPoint Hospitality Trust and NexPoint Real Estate Advisors, L.P., as Guarantors, the Borrowers party thereto and Acore Capital Mortgage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.22

Amended and Restated Sponsor Guaranty Agreement, dated December 8, 2022, by the Company, NREF OP IV REIT Sub, LLC, Highland Income Fund, NexPoint Real Estate Strategies Fund, and NexPoint Storage Partners, Inc., in favor of Extra Space Storage, LP (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.23

Contribution Agreement, dated December 8, 2022, by and among NexPoint Storage Partners Operating Company, LLC, NFRO REIT Sub II, LLC, GAF REIT, LLC, GAF REIT SUB II, LLC, and NexPoint Real Estate Opportunities, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.24*

Second Amended and Restated Limited Liability Company Agreement of NexPoint Storage Partners Operating Company, LLC, dated December 8, 2022, as amended by that Amendment No. 1, dated March 20, 2023, Amendment No. 2, dated December 8, 2023 and Amendment No. 3, dated January 22, 2024.

10.25	Form of Notes of NHT Operating Partnership LLC, due between 2039 and 2042 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.26

Form of 2.25% Notes of NHT Operating Partnership LLC, due between 2040 and 2042 (CDOR) (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).

10.27

Loan Agreement, dated May 22, 2023, by and between NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NexPoint Real Estate Capital, LLC, NexPoint Real Estate Opportunities, LLC and NexBank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2023).

10.28

Guaranty Agreement, dated May 22, 2023, by the Company for the benefit of NexBank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2023).

10.29

Contribution and Assignment Agreement, dated September 1, 2023, by and between NHF TRS, LLC, NexAnnuity Holdings, Inc., NexLS Holdco, LLC and Specialty Financial Products Designated Activity Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2023).

10.30

Second Amended and Restated Certificate of Incorporation of NexAnnuity Holdings, Inc., dated August 29, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2023).

10.31

Second Amended and Restated Limited Partnership Agreement of NexPoint SFR Operating Partnership, L.P. dated June 30, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2023).

10.32

Limited Consent and Twelfth Omnibus Amendment, dated September 8, 2023, by and among CP Tower Owner, LLC, CP Land Owner, LLC, CP Equity Owner, LLC, CP Equity Land Owner, LLC, the Company, NexPoint Real Estate Partners, LLC, Delphi CRE Funding LLC, ACORE Credit IV CLO Issuer 2018-1, LLC and ACORE Capital Mortgage, LP (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

10.33

Separation Agreement, dated November 9, 2023, by and among NexPoint Advisors, L.P., NXRT, NexPoint Real Estate Advisors, L.P., NREF, NexPoint Real Estate Advisors VII, L.P., the Company, the Adviser, VineBrook, and NexPoint Real Estate Advisors V, L.P (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

10.34*	Management Agreement, dated June 1, 2013, by and between Freedom LHV LLC and NexBank Realty Advisors.

10.35*	First Amendment to Management Agreement, dated August 20, 2014, by and between Freedom LHV LLC and NexBank Realty Advisors.

10.36*	Assignment and Assumption of Property Management Agreement, effective as of January 1, 2020, by and among NexBank Securities, Inc. and NexVest Realty Advisors, LLC

10.37*	Management Agreement, dated January 1, 2014, by and between Freedom Lubbock, LLC and NexBank Realty Advisors.

10.38*	First Amendment to Property Management Agreement, dated January 1, 2023, by and between Freedom Lubbock, LLC and NexVest Realty Advisors, LLC.

10.39*	Assignment and Assumption of Property Management Agreement, effective as of January 1, 2020, by and among NexBank Securities Inc. and NexVest Realty Advisors, LLC.

10.40*	Property Management Agreement, effective as of August 15, 2018, by and between CP Tower Owner, LLC and NexBank Securities, Inc.

10.41*	Assignment and Assumption Agreement, effective as of January 1, 2020, by and among NexBank Securities, Inc. and NexVest Realty Advisors, LLC.

10.42*

Omnibus Amendment to Loan Documents, dated November 17, 2023, by and among NexPoint Diversified Real Estate Operating Partnership, L.P., NexPoint Real Estate Capital, LLC and NexPoint Real Estate Opportunities, LLC.

10.43*

Guaranty of Recourse Obligations, dated July 2, 2021, by NexPoint Strategic Opportunities Fund, Highland Opportunities and Income Fund and Highland Global Allocation Fund, for the benefit of ACORE Capital Mortgage, L.P.

10.44*	Guaranty of Recourse Obligations, dated July 2, 2021, by Highland Opportunities and Income Fund and Highland Global Allocation Fund, for the benefit of ACORE Capital Mortgage, L.P.

10.45*

Mezzanine Guaranty of Recourse Obligations, dated July 2, 2021, by NexPoint Strategic Opportunities Fund, Highland Opportunities and Income Fund and Highland Global Allocation Fund, for the benefit of ACORE Capital Mortgage, L.P.

10.46*	Mezzanine Guaranty of Recourse Obligations, dated July 2, 2021, Highland Opportunities and Income Fund and Highland Global Allocation Fund, for the benefit of ACORE Capital Mortgage, L.P.

10.47*

Omnibus Amendment to and Reaffirmation of Loan Documents, dated April 24, 2023, by and among the Borrowers from time to time party thereto, the Lenders from time to time party thereto, NexPoint Diversified Real Estate Trust, Highland Opportunities and Income Fund, Highland Global Allocation Fund and ACORE Capital Mortgage, L.P.

19.1*	Insider Trading Policy

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of KPMG LLP

23.2*	Consent of Cohen & Company, Ltd.

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1+	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Clawback Policy (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2023).

101.INS*	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_______________________

*    Filed herewith.

†    Management contract, compensatory plan or arrangement.

+    Furnished herewith.

Item 16. Form 10-K Summary

Not required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Jim Dondero

March 13, 2024  Jim Dondero

President (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jim Dondero	President and Trustee	March 13, 2024
Jim Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Chief Financial Officer, Executive VP-Finance, Treasurer, Assistant Secretary and Trustee	March 13, 2024
Brian Mitts	(Principal Financial Officer and Principal Accounting Officer)

/s/ Ed Constantino	Trustee	March 13, 2024
Ed Constantino

/s/ Scott Kavanaugh	Trustee	March 13, 2024
Scott Kavanaugh

/s/ Arthur Laffer	Trustee	March 13, 2024
Arthur Laffer

/s/ Carol Swain	Trustee	March 13, 2024
Carol Swain

/s/ Catherine Wood	Trustee	March 13, 2024
Catherine Wood

Exhibit 10.5

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

FORM OF RESTRICTED SHARES UNITS AGREEMENT (Trustee)

This RESTRICTED SHARES UNITS AGREEMENT (this “Agreement”) is made as of _______, 20__, by and between NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”), and __________ (the “Grantee”).

1.        Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s 2023 Long Term Incentive Plan (as amended from time to time, the “Plan”).

2.        Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of _______, 20__ (the “Date of Grant”) _______ Restricted Stock Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share subject to and upon the terms and conditions of this Agreement.

3.        Restrictions on Transfer of RSUs. Subject to Section 16 of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than (i) by transfer by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members, or (ii) by will or pursuant to the laws of descent and distribution.

4.        Vesting of RSUs.

(a)

The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest,” or similar terms) _____________________________, conditioned upon the Grantee’s continuous service on the Board through such date (the period from the Date of Grant until the __________ anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b) or Section 4(c) below, if the Grantee ceases to continuously serve on the Board prior to the end of the Vesting Period.

(b)

Notwithstanding Section 4(a) above, the RSUs shall Vest upon the Grantee’s cessation of service on the Board if such service should cease prior to the end of the Vesting Period due to the Grantee’s death or Disability (to the extent the RSUs have not previously become Vested or been forfeited) in accordance with Section 5 hereof.

(c)

Notwithstanding Section 4(a) above, if at any time before the end of the Vesting Period or forfeiture of the RSUs, and while the Grantee is continuously serving on the Board, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof.

(d)

For purposes of this Agreement, “Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

5.        Form and Time of Payment of RSUs.

(a)	Payment for the RSUs, after and to the extent they have become Vested, shall be made in the form of Shares. Payment shall be made as soon as administratively

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practicable following (but no later than thirty (30) days following) the date that the RSUs become Vested pursuant to Section 4 hereof.

(b)	Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(c)

The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

6.        Dividend Equivalents; Other Rights.

(a)

The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)

From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)

The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.        Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

8.        Taxes. The Grantee will be solely responsible for the payment of all taxes that arise with respect to the granting and payment of the RSUs, including the payment of any Shares.

9.        Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.        Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with or be exempt from the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail

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to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

11.        No Right to Future Awards or Board Membership. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. Nothing contained in this Agreement shall confer upon the Grantee any right to continued service as a member of the Board.

12.        Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

13.        Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

14.        Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

15.        Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

16.        Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

17.        Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

18.        Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement.

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and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

19.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:

Name:
Title:

Grantee Acknowledgment and Acceptance

By:

Name:

[Signature Page to NXDT RSU Award Agreement]
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Exhibit 10.6

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

FORM OF RESTRICTED SHARES UNITS AGREEMENT (Key Employee)

This RESTRICTED SHARES UNITS AGREEMENT (this “Agreement”) is made as of ______ __, 20__, by and between NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”), and ______ (the “Grantee”).

1.        Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s 2023 Long Term Incentive Plan (as amended from time to time, the “Plan”).

2.        Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of _____ ___, 20__ (the “Date of Grant”) _____ Restricted Shares Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share.

3.        Restrictions on Transfer of RSUs. Subject to Section 16 of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than (i) by transfer by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members, or (ii) by will or pursuant to the laws of descent and distribution.

4.        Vesting of RSUs.

(a)

The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest” or similar terms) as provided in this Section 4(a). The RSUs covered by this Agreement shall Vest _____________________________________, in each case, conditioned upon the Grantee’s continuous employment with the Company, the Adviser or its Affiliates through each such date (the period from the Date of Grant until the _____ anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b) or Section 4(c) below, if the Grantee ceases to be continuously employed by the Company, the Adviser or its Affiliates prior to the end of the Vesting Period. For purposes of this Agreement, “continuously employed” (or substantially similar terms) means the absence of any interruption or termination of the Grantee’s employment with the Company, the Adviser or its Affiliates.

(b)

Notwithstanding Section 4(a) above, the RSUs shall Vest (to the extent the RSUs have not previously become Vested or been forfeited) prior to the end of the Vesting Period upon the Grantee’s termination of employment by the Company, the Adviser or its Affiliates, as applicable, without Cause or by the Grantee for Good Reason or due to the Grantee’s death or Disability.

(c)

(i)       Notwithstanding Section 4(a) above, in the event of a Change in Control that occurs prior to the end of the Vesting Period, the RSUs shall become Vested and payable in accordance with this Section 4(c).  If at any time before the end of the Vesting Period or

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forfeiture of the RSUs, and while the Grantee is continuously employed by the Company, the Adviser or its Affiliates, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof, except to the extent that a Replacement Award is provided to the Grantee in accordance with Section 4(c)(ii) to continue, replace or assume the RSUs covered by this Agreement (the “Replaced Award”).

(i)

For purposes of this Agreement, a “Replacement Award” means an award (A) of the same type (e.g., time-based restricted stock units) as the Replaced Award, (B) that has a value at least equal to the value of the Replaced Award, (C) that relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (D) the tax consequences of which to such Grantee under the Code are not less favorable to such Grantee than the tax consequences of the Replaced Award, and (E) the other terms and conditions of which are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the two preceding sentences are satisfied. The determination of whether the conditions of this Section 4(c)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(ii)

If, after receiving a Replacement Award, the Grantee experiences a termination of employment with the Company, the Adviser or its Affiliates (or any of their successors) (as applicable, the “Successor”) by reason of a termination by the Successor without Cause or by the Grantee for Good Reason, in each case within a period of two years after the Change in Control and during the remaining vesting period for the Replacement Award, the Replacement Award shall fully Vest upon such termination of employment to the extent not previously Vested.

(d)	For purposes of this Agreement, the following definitions apply:

(i)

“Affiliates” has the meaning set forth in the Plan, including the clarification that the term includes the Adviser and Operating Partnership, except that for avoidance of doubt under this Agreement the term also includes any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Adviser.

(ii)	“Cause” shall mean any of the following: (A) a material breach by the Grantee of any written agreement then in effect between the

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Grantee and, as applicable, the Company, the Adviser or its Affiliates or Successor, (B) the Grantee’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; or (C) a final, non-appealable order of a court of competent jurisdiction finding gross negligence or gross misconduct by Grantee with respect to the Company, the Adviser or its Affiliates or Successor.

(iii)

“Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

(iv)

“Good Reason” shall mean (A) a material diminution in the Grantee’s duties or responsibilities; (B) a material reduction in the aggregate value of base salary and bonus opportunity provided to the Grantee by the Company, the Adviser or its Affiliates or the Successor; or (C) a reassignment of the Grantee to another primary office more than 50 miles from the Grantee’s current office location. The Grantee must notify the Company, the Adviser or its Affiliates or the Successor of the Grantee’s intention to invoke termination for Good Reason within 90 days after the Grantee has knowledge of such event and provide, as applicable, the Company, the Manager or its Affiliates or the Successor 30 days’ opportunity for cure, or such event shall not constitute Good Reason. The Grantee may not invoke termination for Good Reason if Cause exists at the time of such termination.

5.        Form and Time of Payment of RSUs.

(a)	General. Subject to Section 4 and Section 5(b), payment for Vested RSUs will be made in Shares within 10 days following the Vesting dates specified in Section 4(a).

(b)	Other Payment Events. Notwithstanding Section 5(a), to the extent that the RSUs are Vested on the dates set forth below, payment with respect to the RSUs will be made as follows:

(i)

Change in Control. Upon a Change in Control, and if no Replacement Award is granted, the Grantee is entitled to receive payment for Vested RSUs in Shares on the date of the Change in Control; provided, however, that if such Change in Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code, and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the Grantee is entitled to receive the corresponding payment on the date that would have otherwise applied pursuant to Sections 5(a) or 5(b)(ii) as though such Change in Control had not occurred.

(ii)

Terminations resulting in Vesting. Within 10 days following the date of the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, by the Company without Cause, by the Grantee for Good Reason or due to the Grantee’s

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death or Disability, the Grantee is entitled to receive payment for Vested RSUs in Shares.

(iii)

Termination Following Change in Control. With respect to Replacement Awards, within 10 days following the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, within two years following a Change in Control by the Company, the Adviser or its Affiliates, as applicable, without Cause or by the Grantee for Good Reason.

(c)	Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(d)

The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

6.        Dividend Equivalents; Other Rights.

(a)

The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)

From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)

The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.        Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

8.        Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with the delivery to the Grantee of Shares or any other payment to the Grantee or any other payment or Vesting

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event under this Agreement, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the obligation of the Company to make any such delivery or payment that the Grantee make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld. The Grantee may elect that all or any part of such withholding requirement be satisfied by retention by the Company of a portion of the Shares to be delivered to the Grantee or by delivering to the Company other Shares held by the Grantee. If such election is made, the Shares so retained shall be credited against such withholding requirement at the market value of such Shares on the date of such delivery. In no event will the market value of the Shares to be withheld and/or delivered pursuant to this Section 8 to satisfy applicable withholding taxes exceed the minimum amount of taxes required to be withheld.

9.        Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.        Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

11.        No Right to Future Awards or Employment. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. The grant of the RSUs and any payments made hereunder will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained in this Agreement shall confer upon the Grantee any right to be employed or remain employed by the Company, the Adviser or its Affiliates, nor limit or affect in any manner the right of the Company, the Adviser or its Affiliates to terminate the employment or adjust the compensation of the Grantee.

12.        Relation to Other Benefits. Any economic or other benefit to the Grantee under this Agreement or the Plan shall not be taken into account in determining any benefits to which the Grantee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company, the Adviser or its Affiliates and shall not affect the amount of any life insurance coverage in respect of the Grantee under any life insurance plan covering employees of the Company, the Adviser or its Affiliates.

13.        Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto;

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provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

14.        Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

15.        Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

16.        Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17.        Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

18.        Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

19.        Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

20.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:

Name:
Title:

Grantee Acknowledgment and Acceptance

By:

Name:

[Signature Page to NXDT RSU Award Agreement]

AmericasActive:17384173.4

Exhibit 10.8

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

FORM OF RESTRICTED SHARES UNITS AGREEMENT (Trustee)

This RESTRICTED SHARES UNITS AGREEMENT (this “Agreement”) is made as of _______, 20__, by and between NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”), and __________ (the “Grantee”).

1.        Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s 2023 Long Term Incentive Plan (as amended from time to time, the “Plan”).

2.        Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of _______, 20__ (the “Date of Grant”) _______ Restricted Stock Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share subject to and upon the terms and conditions of this Agreement.

3.        Restrictions on Transfer of RSUs. Subject to Section 16 of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than (i) by transfer by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members, or (ii) by will or pursuant to the laws of descent and distribution.

4.        Vesting of RSUs.

(a)

The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest,” or similar terms) _____________________________, conditioned upon the Grantee’s continuous service on the Board through such date (the period from the Date of Grant until the __________ anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b) or Section 4(c) below, if the Grantee ceases to continuously serve on the Board prior to the end of the Vesting Period.

(b)

Notwithstanding Section 4(a) above, the RSUs shall Vest upon the Grantee’s cessation of service on the Board if such service should cease prior to the end of the Vesting Period due to the Grantee’s death or Disability (to the extent the RSUs have not previously become Vested or been forfeited) in accordance with Section 5 hereof.

(c)

Notwithstanding Section 4(a) above, if at any time before the end of the Vesting Period or forfeiture of the RSUs, and while the Grantee is continuously serving on the Board, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof.

(d)

For purposes of this Agreement, “Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

5.        Form and Time of Payment of RSUs.

(a)	Payment for the RSUs, after and to the extent they have become Vested, shall be made in the form of Shares. Payment shall be made as soon as administratively

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practicable following (but no later than thirty (30) days following) the date that the RSUs become Vested pursuant to Section 4 hereof.

(b)	Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(c)

The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

6.        Dividend Equivalents; Other Rights.

(a)

The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)

From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)

The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.        Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

8.        Taxes. The Grantee will be solely responsible for the payment of all taxes that arise with respect to the granting and payment of the RSUs, including the payment of any Shares.

9.        Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.        Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with or be exempt from the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail

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to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

11.        No Right to Future Awards or Board Membership. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. Nothing contained in this Agreement shall confer upon the Grantee any right to continued service as a member of the Board.

12.        Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

13.        Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

14.        Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

15.        Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

16.        Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

17.        Clawback. The Award shall be subject to any clawback or recoupment policy currently in effect or as may be adopted by the Company, in each case, as may be amended from time to time.

18.        Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

19.        Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement

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and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

20.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:

Name:
Title:

Grantee Acknowledgment and Acceptance

By:

Name:

Signature Page to NXDT RSU Award Agreement]
AmericasActive:19176539.2

Exhibit 10.9

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

FORM OF RESTRICTED SHARES UNITS AGREEMENT (Key Employee)

This RESTRICTED SHARES UNITS AGREEMENT (this “Agreement”) is made as of ______ __, 20__, by and between NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”), and ______ (the “Grantee”).

1.        Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s 2023 Long Term Incentive Plan (as amended from time to time, the “Plan”).

2.        Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of _____ ___, 20__ (the “Date of Grant”) _____ Restricted Shares Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share.

3.        Restrictions on Transfer of RSUs. Subject to Section 16 of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than (i) by transfer by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members, or (ii) by will or pursuant to the laws of descent and distribution.

4.        Vesting of RSUs.

(a)

The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest” or similar terms) as provided in this Section 4(a). The RSUs covered by this Agreement shall Vest _____________________________________, in each case, conditioned upon the Grantee’s continuous employment with the Company, the Adviser or its Affiliates through each such date (the period from the Date of Grant until the _____ anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b), Section 4(c) or Section 4(d) below, if the Grantee ceases to be continuously employed by the Company, the Adviser or its Affiliates prior to the end of the Vesting Period. For purposes of this Agreement, “continuously employed” (or substantially similar terms) means the absence of any interruption or termination of the Grantee’s employment with the Company, the Adviser or its Affiliates.

(b)

Notwithstanding Section 4(a) above, the RSUs shall Vest (to the extent the RSUs have not previously become Vested or been forfeited) prior to the end of the Vesting Period upon the Grantee’s termination of employment by the Company, the Adviser or its Affiliates, as applicable, due to the Grantee’s death, Disability or Retirement.

(c)

(i)      Notwithstanding Section 4(a) above, in the event of a Change in Control that occurs prior to the end of the Vesting Period, the RSUs shall become Vested and payable in accordance with this Section 4(c).  If at any time before the end of the Vesting Period or

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forfeiture of the RSUs, and while the Grantee is continuously employed by the Company, the Adviser or its Affiliates, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof, except to the extent that a Replacement Award is provided to the Grantee in accordance with Section 4(c)(ii) to continue, replace or assume the RSUs covered by this Agreement (the “Replaced Award”).

(i)

For purposes of this Agreement, a “Replacement Award” means an award (A) of the same type (e.g., time-based restricted stock units) as the Replaced Award, (B) that has a value at least equal to the value of the Replaced Award, (C) that relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (D) the tax consequences of which to such Grantee under the Code are not less favorable to such Grantee than the tax consequences of the Replaced Award, and (E) the other terms and conditions of which are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the two preceding sentences are satisfied. The determination of whether the conditions of this Section 4(c)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(ii)

If, after receiving a Replacement Award, the Grantee experiences a termination of employment with the Company, the Adviser or its Affiliates (or any of their successors) (as applicable, the “Successor”) by reason of a termination by the Successor without Cause or by the Grantee for Good Reason, in each case within a period of two years after the Change in Control and during the remaining vesting period for the Replacement Award, the Replacement Award shall fully Vest upon such termination of employment to the extent not previously Vested.

(d)

Notwithstanding Section 4(a) above, the RSUs shall Vest (to the extent the RSUs have not previously become Vested or been forfeited) prior to the end of the Vesting Period in accordance with Section 5 hereof upon the Grantee’s Qualifying Termination by the Company or Successor.

(e)	For purposes of this Agreement, the following definitions apply:

(i)

“Affiliates” has the meaning set forth in the Plan, including the clarification that the term includes the Adviser and Operating Partnership, except that for avoidance of doubt under this Agreement the term also includes any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more

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intermediaries, controlling, controlled by, or under common control with the Adviser.

(ii)

“Cause” shall mean any of the following: (A) a material breach by the Grantee of any agreement then in effect between the Grantee and the Company or Successor, (B) the Grantee’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; (C) gross negligence or gross misconduct by Grantee with respect to the Company or Successor or any of its affiliates, (D) Grantee’s abandonment of Grantee’s employment with the Company or Successor or any of its affiliates, as applicable, or (E) the Grantee’s willful and continued failure to substantially perform the duties associated with the Grantee’s position (other than any such failure resulting from the Grantee’s incapacity due to physical or mental illness), which failure has not been cured within thirty (30) days after a written demand for substantial performance is delivered to the Grantee by the board of trustees of the Company or Successor, which demand specifically identifies the manner in which the board of trustees of the Company or Successor believes that the Grantee has not substantially performed his or her duties.

(iii)

“Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

(iv)

“Good Reason” shall mean (A) a material diminution in the Grantee’s duties or responsibilities; (B) a material reduction in the aggregate value of base salary and bonus opportunity provided to the Grantee by the Successor; or (C) a reassignment of the Grantee to another primary office more than 50 miles from the Grantee’s current office location. The Grantee must notify the Successor of the Grantee’s intention to invoke termination for Good Reason within 90 days after the Grantee has knowledge of such event and provide the Successor 30 days’ opportunity for cure, or such event shall not constitute Good Reason. The Grantee may not invoke termination for Good Reason if Cause exists at the time of such termination.

(v)	“Retirement” shall mean the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, after the attainment of age 65.

(vi)

“Qualifying Termination” means a termination of service by reason of (i) the Participant’s death, (ii) a termination by the Company or an Affiliate due to the Grantee’s Disability, (iii) the Grantee’s Retirement or (iv) a termination by the Company or an Affiliate other than for Cause.

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5.        Form and Time of Payment of RSUs.

(a)	General. Subject to Section 4 and Section 5(b), payment for Vested RSUs will be made in Shares within 10 days following the Vesting dates specified in Section 4(a).

(b)	Other Payment Events. Notwithstanding Section 5(a), to the extent that the RSUs are Vested on the dates set forth below, payment with respect to the RSUs will be made as follows:

(i)

Change in Control. Upon a Change in Control, and if no Replacement Award is granted, the Grantee is entitled to receive payment for Vested RSUs in Shares on the date of the Change in Control; provided, however, that if such Change in Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code, and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the Grantee is entitled to receive the corresponding payment on the date that would have otherwise applied pursuant to Sections 5(a) or 5(b)(ii) as though such Change in Control had not occurred.

(ii)

Qualifying Termination due to Death, Disability or Retirement. Within 10 days following the date of the Grantee’s Qualifying Termination of employment with the Company, the Adviser or its Affiliates, as applicable, due to the Grantee’s death, Disability, or Retirement, the Grantee is entitled to receive payment for Vested RSUs in Shares.

(iii)

Termination Following Change in Control. With respect to Replacement Awards, within 10 days following the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, within two years following a Change in Control by the Company, the Adviser or its Affiliates, as applicable, without Cause or by the Grantee for Good Reason.

(iv)

Qualifying Termination Without Cause. In the event that the Grantee incurs a Qualifying Termination due to a termination by the Company or an Affiliate other than for Cause, subject to and conditioned upon the Grantee’s execution of a general release of claims in a form prescribed by the Company (the “Release”) within 21 days (or 45 days or such other number of days if necessary to comply with applicable law) after the date of such Qualifying Termination and, if the Grantee is entitled to a seven day post-signing revocation period under applicable law, the Grantee’s non-revocation of such Release during such seven day period, the Award will Vest and become nonforfeitable on the 55th day following the date of such Qualifying Termination with respect to that number of RSUs subject to the Award which would have become vested and nonforfeitable during the 12-month period immediately following the date of such Qualifying Termination had the Grantee remained continuously employed by the Company or an Affiliate during such period (and will, following the Grantee’s Qualifying Termination, remain outstanding and eligible to Vest on such date if the Release has become effective and irrevocable).

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(c)	Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(d)

The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

6.        Dividend Equivalents; Other Rights.

(a)

The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)

From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)

The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.        Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

8.        Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with the delivery to the Grantee of Shares or any other payment to the Grantee or any other payment or Vesting event under this Agreement, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the obligation of the Company to make any such delivery or payment that the Grantee make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld. The Grantee may elect that all or any part of such withholding requirement be satisfied by retention by the Company of a portion of the Shares to be delivered to the Grantee or by delivering to the Company other Shares held by the Grantee. If such election is made, the Shares so retained shall be credited against such withholding requirement at the market value of such Shares on the date of such delivery. In no event will the market value of the Shares to be withheld and/or delivered pursuant to this Section 8 to satisfy

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applicable withholding taxes exceed the minimum amount of taxes required to be withheld.

9.        Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.        Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

11.        No Right to Future Awards or Employment. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. The grant of the RSUs and any payments made hereunder will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained in this Agreement shall confer upon the Grantee any right to be employed or remain employed by the Company, the Adviser or its Affiliates, nor limit or affect in any manner the right of the Company, the Adviser or its Affiliates to terminate the employment or adjust the compensation of the Grantee.

12.        Relation to Other Benefits. Any economic or other benefit to the Grantee under this Agreement or the Plan shall not be taken into account in determining any benefits to which the Grantee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company, the Adviser or its Affiliates and shall not affect the amount of any life insurance coverage in respect of the Grantee under any life insurance plan covering employees of the Company, the Adviser or its Affiliates.

13.        Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

14.        Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions

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hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

15.        Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

16.        Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17.        Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

18.        Clawback. The Award shall be subject to any clawback or recoupment policy currently in effect or as may be adopted by the Company, in each case, as may be amended from time to time.

19.        Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

20.        Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

21.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:

Name:
Title:

Grantee Acknowledgment and Acceptance

By:

Name:

[Signature Page to NXDT RSU Award Agreement]

AmericasActive:19176498.2

Execution Version

OMNIBUS AMENDMENT TO LOAN DOCUMENTS

RECITALS

WHEREAS, on May 22, 2023, Borrower and Lender entered into that certain Loan Agreement (the "Loan Agreement"; capitalized terms not otherwise defined herein shall have the meanings provided in the Loan Agreement) whereby Lender agreed to provide a loan to Borrower in the original principal amount of $20,000,000.00 (the "Loan"), as evidenced by that certain Promissory Note made by Borrower to Lender in the amount of the Loan (the "Note");

WHEREAS, in consideration of the terms set forth in this Amendment, the Borrower has requested and the Lender has agreed to amend certain definitions and certain other terms of the Loan Documents as set forth herein and therein.

AGREEMENTS

a. The following definitions in Section 2.1 are hereby deleted in their entirety and replaced with:

First Extended Maturity Date: November 21, 2024.

Liquidity: With respect to any Person, (i) all unpledged and unencumbered cash and Cash Equivalents of such Person (but for avoidance of doubt cash and Cash Equivalents pledged to the Lender shall be included in Liquidity), and (ii) all unpledged and unecumbered publicly traded securities of such Person (for the avoidance of doubt publicly traded securities pledged to the Lender shall be included in Liquidity).

812098

f. A new Section 10.16 his hereby added in its entirety as follows:

On or before November 17, 2023, Borrower shall deposit an amount equal to $1,000,000.00, which amount constitutes six (6) months of interest payments due on the Loan, into an account with Lender (the "Interest Reserve"), to be applied towards debt service payments on the Loan. Lender may debit the Interest Reserve for debt service payments as they become due. Borrower hereby pledges all amounts constituting the Interest Reserve to Lender as collateral for the Loan.

g. A new Section 11.1(d) is hereby added in its entirety as follows:

(d) Notwithstanding anything to the contrary set forth on Schedule 11, Indebtedness incurred pursuant to the Raymond James Line of Credit in an amount not to exceed $20,000,000.00.

h. Section 15.1(h) is hereby deleted in its entirety and replaced with:

i. A new Section 15.1(s) is hereby added in its entirety as follows:

The failure at any time of the Deed of Trust to be a valid first lien upon the real and personal property more particularly described therein or any portion thereof, or of any security interest created by any Loan Document to be a valid first lien upon the collateral described therein.

Intentionally Omitted.

k. Section 1.C of Exhibit B is hereby deleted in its entirety and replaced with:

Covenant: Debt to Equity Ratio of no greater than 1:00: 1:00 tested quarterly

Calculation:

Debt to Equity Ratio = Total Liabilities / Total Shareholders' Equity : 1.0.

Debt to Equity Ratio of______: 1.0 for period ending ________.

[Borrower to include specific calculation based upon formula outlined in Agreement]

Compliance? (Yes or No)

2. Amendments to Guaranty.

a. The Guaranty is hereby amended to remove all references and obligations with respect to the Debt Service Coverage Ratio. For the avoidance of doubt, the Debt Service Coverage Ratio covenant included in the Loan Documents immediately prior to the date of this Amendment is hereby eliminated.

b. The Debt to Equity Ratio covenant shall be amended as follows:

3. Conditions Precedent. This Amendment shall become effective on the date (the "Effective Date") on which each of the following conditions is satisfied: (a) the Lender shall have received counterparts of this Amendment duly executed by each party hereto, (b) the representations and warranties contained in Section 8 of this Amendment shall be true and correct, (c) no Default or Event of Default shall have occurred and be continuing on the date first set forth above or immediately after giving effect to this Amendment, (d) Borrower shall have funded the Interest Reserve in an amount of $1,000,000.00, and (e) Borrower shall have delivered to Lender an executed Deed of Trust evidencing Lender's first lien security interest in the real and personal property more particularly described therein.

4. Release. In consideration of the agreements of the Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably release, remise and forever discharge the Lender, and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees and other representatives (the Lender and all such other Persons being hereinafter referred to collectively as the "Releasees" and individually as a "Releasee"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set off, demands and liabilities whatsoever (individually, a "Claim" and collectively, "Claims") of every kind and nature, known or unknown, suspected or unsuspected, at law or in equity, which Borrower or any of its successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with this Amendment, the Loan Agreement, or any of the other Loan Documents or transactions hereunder or thereunder. Borrower understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

5. Loan Documents. Any and all references in the Loan Documents to the "Loan Documents" shall mean those documents as amended by this Amendment.

6. Applicable: Law, Venue and Jurisdiction. The laws of the State of Texas shall govern this Amendment, its terms and conditions, the interpretation hereof, and the rights and obligations of the Parties hereunder.

7. No Defenses. As of the Effective Date, neither Borrower nor Guarantor have any defenses, offsets, or counterclaims against the Loan Documents or Lender.

9. Errors and Omissions. Occasionally, documents evidencing loans (such as notes) or securing loans or reflecting costs associated with the loans are either lost or misplaced or inaccurately reflect the true and correct covenants, terms, and conditions of the loan or have certain omissions or mistakes. Regardless of the reason for any loss, misplacement, misstatement, omission or inaccuracy in any document evidencing and/or securing the Loan, the Borrower agrees to execute and/or initial and deliver to Lender any documents Lender, or any party on behalf of Lender, reasonably deems necessary to replace or correct the lost, misplaced, misstated, omitted or inaccurate document(s) or term thereof, provided such document shall not alter the terms and conditions of the transaction as agreed upon by the Parties.

10. Entire Agreement; Agreements Remain in Effect. This Amendment and the Loan Documents contain and constitute the entire agreement and understandings of the Parties and supersede as of the Effective Date all prior negotiations, discussions, undertakings or agreements of any sort whatsoever, whether oral or written, or any claims that might have ever been made by one Party against any opposing Party. In the event that there is any conflict between the terms of this Amendment, on the one hand, and any of the Loan Documents, on the other hand, this Amendment shall control.

11. Amendments in Writing. This Amendment may only be amended, modified, waived or extended by a written instrument that has been executed by the Parties and that unequivocally indicates the Parties' intention to modify this Amendment. No waiver of any breach of this Amendment shall be construed as an implied amendment or agreement to amend or modify any provision of this Amendment.

12. Captions and Headings. The Parties agree that the captions and headings contained in this Amendment are for convenience only and shall not be deemed to constitute a part of this Amendment.

13. Multiple Counterparts. This Amendment may be executed in multiple counterparts, any and all of which may contain the signatures of less than all the Parties and all of which shall be construed together as a single document. Each counterpart shall be fully effective as an original when all of the Parties have executed this Amendment. Such counterparts may also be executed by facsimile signature.

14. No Waiver. The failure by any of the Parties to this Amendment to enforce at any time, or for any period of time, any one or more of the terms or conditions of this Amendment or a course of dealing between the Parties, shall not be a waiver of such terms or conditions or of such Party's right thereafter to enforce each and every term and condition of this Amendment.

[Signature page follows.]

CONSENT AND REAFFIRMATION OF GUARANTOR

The undersigned ("***Guarantor***"), for good and valuable consideration, made, executed and delivered to **NEXBANK, its successors and assigns** ("***Lender***"), that certain Guaranty Agreement, dated as of May 22, 2023 (as modified, amended, renewed or extended from time to time, the "***Guaranty Agreement***"), in connection with that certain Loan Agreement, dated as of May 22, 2023, between NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P., a Delaware limited partnership ("***NXDTOP***"), NEXPOINT REAL ESTATE CAPITAL, LLC, a Delaware limited liability company ("***NREC***"), and NEXPOINT REAL ESTATE OPPORTUNITIES, LLC, a Delaware limited liability company ("***NREO***," together with NXDTOP and NREC, jointly and severally, the "***Borrower***"), and Lender (as modified, amended, renewed or extended from time to time, the "***Loan Agreement***").

In connection herewith, the Loan Agreement is being amended pursuant to that certain Omnibus Amendment to Loan Documents dated as of even date herewith (the "***Agreement***"). Guarantor acknowledges receipt of a copy of the Agreement. The undersigned hereby (i) consents to the Agreement and reaffirms its obligations under the Guaranty Agreement and the other Loan Documents to which it is a party, (ii) acknowledges that the execution and delivery of the Agreement shall have no effect on the Guarantor's obligations under the Guaranty Agreement or such other Loan Documents, each of which remains the legal, valid and binding obligation of the Guarantor and are hereby reaffirmed, and (iii) agrees to release Lender and all other Releasees as if Guarantor were "Borrower" under Section 3 of the Agreement. On and after the Effective Date, each reference in the Guaranty Agreement to "the Loan Agreement," "thereunder," "thereof," "therein" or words of like import referring to the Loan Agreement shall mean and be a reference to the Loan Agreement as amended by the Agreement and future amendments entered into from time to time. All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Loan Agreement.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: ______________________
Name: Matt McGraner
Title: Authorized Signatory

[Consent and Reaffirmation of Guarantor]

GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust

By: ______________________________
Name: Frank Waterhouse
Title: Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

With a copy (which shall not constitute notice) to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com

[Signatures continued on next page.]

US-DOCS\121717616 Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

GUARANTOR:

HIGHLAND INCOME FUND, a Massachusetts trust

By: ______________________

Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

HIGHLAND GLOBAL ALLOCATION FUND, a Massachusetts trust

By: ______________________

Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

With a copy to:

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email:
chris.fuller@wickphillips.com

US-DOCS\121717616 Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

SCHEDULE 2

GUARANTOR PROPERTIES

NexPoint: Properties owned by SAFStor Old Hickory, LLC, SAFStor Loring, LLC, SAFStor Old Spanish, LLC, SAFStor Jefferson, LLC, SAFStor Lake Underhill, LLC, SAFStor Bishop, LLC, SAFStor 7th, LLC, SAFStor General Washington, LLC

Highland Income: Properties owned by SAFStor Lee, LLC, SAFStor 8th, LLC, SAFStor Merritt, LLC, SAFStor Fitch, LLC, SAFStor Skyline, LLC, SAFStor Hope, LLC, SAFStor Brinton, LLC, SAFStor Williams, LLC, SAFStor Beech, LLC, SAFStor Perdido, LLC, SAFStor Chiquita, LLC, SAFStor Fort, LLC, SAFStor Chester, LLC, SAFStor Pines, LLC, SAFStor Lyons, LLC, SAFStor Plainfield, LLC

US-DOCS\121717616 Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

Borrower Name:

Guarantor Name:

Loan No.:

Date:

This Guarantor Certificate is being delivered in accordance with that certain Loan Agreement dated [_____________], 2021 (the "Loan Agreement") among Borrower, the Lenders from time to time party thereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders ("Administrative Agent"), and that certain Guaranty of Recourse Obligations executed by the undersigned ("Guarantor") in favor of Administrative Agent in connection with the Loan (the "Guaranty"). Capitalized terms used in this Guarantor Certificate and not specifically defined herein have the meaning provided in the Loan Agreement or the Guaranty, as applicable. The undersigned [officer of] Guarantor, having personal knowledge of the matters set forth herein, hereby certifies [on behalf of Guarantor] the following to Administrative Agent and the Lenders:

[___] **Delivery of Reports**: Enclosed herewith are the following documents being delivered pursuant to Section 8 of the Guaranty: [_______________]. Guarantor hereby represents, warrants, and certifies that each such document is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

[___] **Financial Covenants Certification**:

(a) The Guarantor Net Worth of Guarantor as of the end of the calendar quarter ending [____________] is: $[______________];

(b) Guarantor owns Liquid Assets as of the end of the calendar quarter ending [____________] in the amount of: $[______________];

(d) ***[If applicable:*** The following is a reasonably detailed description of the nature of each asset asserted by Guarantor as constituting a Liquid Asset for purposes of the above statements: [_______________].

(e) The above information is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

BY SIGNING BELOW, the undersigned certifies that (i) all information provided in this Guarantor Certificate is true, complete, and correct in all material respects and does not omit any material fact that

US-DOCS\121717616 Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

would make any such information false or misleading, and (ii) if applicable, the undersigned representative of Guarantor is duly authorized to sign this Guarantor Certificate on Guarantor's behalf.

Date: [________]
Name: [________]
Title: [________]

US-DOCS\121717616 Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

GUARANTOR:

HIGHLAND INCOME FUND, a Massachusetts trust

By: ______________________________

Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

HIGHLAND GLOBAL ALLOCATION FUND, a Massachusetts trust

By: ______________________________

Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

With a copy to:

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com

US-DOCS\124251665 Guaranty of Recourse Obligations - SAFSTOR (Pool 2)

SCHEDULE 2

GUARANTOR PROPERTIES

Highland Income: Properties owned by SAFStor Chapman, LLC, SAFStor Mentor, LLC, and SAFStor Dorsey, LLC

Highland Global: Properties owned by SAFStor Ski, LLC and SAFStor County, LLC

US-DOCS\124251665 Guaranty of Recourse Obligations - SAFSTOR (Pool 2)

EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

Borrower Name:

Guarantor Name:

Loan No.:

Date:

This Guarantor Certificate is being delivered in accordance with that certain Loan Agreement dated [____________], 2021 (the "Loan Agreement") among Borrower, the Lenders from time to time party thereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders ("Administrative Agent"), and that certain Guaranty of Recourse Obligations executed by the undersigned ("Guarantor") in favor of Administrative Agent in connection with the Loan (the "Guaranty"). Capitalized terms used in this Guarantor Certificate and not specifically defined herein have the meaning provided in the Loan Agreement or the Guaranty, as applicable. The undersigned [officer of] Guarantor, having personal knowledge of the matters set forth herein, hereby certifies [on behalf of Guarantor] the following to Administrative Agent and the Lenders:

[___] **Delivery of Reports**: Enclosed herewith are the following documents being delivered pursuant to Section 8 of the Guaranty: [______________]. Guarantor hereby represents, warrants, and certifies that each such document is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

[___] **Financial Covenants Certification**:

(a) The Guarantor Net Worth of Guarantor as of the end of the calendar quarter ending [____________] is: $[_____________];

(b) Guarantor owns Liquid Assets as of the end of the calendar quarter ending [____________] in the amount of: $[_____________];

(d) ***[If applicable:*** The following is a reasonably detailed description of the nature of each asset asserted by Guarantor as constituting a Liquid Asset for purposes of the above statements: [______________].

(e) The above information is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

BY SIGNING BELOW, the undersigned certifies that (i) all information provided in this Guarantor Certificate is true, complete, and correct in all material respects and does not omit any material fact that

US-DOCS\124251665 Guaranty of Recourse Obligations - SAFSTOR (Pool 2)

would make any such information false or misleading, and (ii) if applicable, the undersigned representative of Guarantor is duly authorized to sign this Guarantor Certificate on Guarantor's behalf.

Date: [________]
Name: [________]
Title: [________]

US-DOCS\124251665 Guaranty of Recourse Obligations - SAFSTOR (Pool 2)

so paid shall continue to be owing pursuant to this Guaranty and the other Loan Documents as part of the Debt notwithstanding the prior receipt of such payment by Administrative Agent.

[The Remainder of This Page is Intentionally Blank]

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations –
SAFSTOR (Pool 1)

GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust

By: ______________________________

Address for purposes of notice:

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com

[Signatures continued on next page.]

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

GUARANTOR:

HIGHLAND INCOME FUND, a Massachusetts trust

By: ______________________________
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

HIGHLAND GLOBAL ALLOCATION FUND, a Massachusetts trust

By: ______________________________

Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email: chris.fuller@wickphillips.com

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations - SAFSTOR (Pool 1)

SCHEDULE 2

GUARANTOR PROPERTIES

NexPoint: Properties owned by SAFStor Old Hickory, LLC, SAFStor Loring, LLC, SAFStor Old Spanish, LLC, SAFStor Jefferson, LLC, SAFStor Lake Underhill, LLC, SAFStor Bishop, LLC, SAFStor 7th, LLC, SAFStor General Washington, LLC

Highland Income: Properties owned by SAFStor Lee, LLC, SAFStor 8th, LLC, SAFStor Merritt, LLC, SAFStor Fitch, LLC, SAFStor Skyline, LLC, SAFStor Hope, LLC, SAFStor Brinton, LLC, SAFStor Williams, LLC, SAFStor Beech, LLC, SAFStor Perdido, LLC, SAFStor Chiquita, LLC, SAFStor Fort, LLC, SAFStor Chester, LLC, SAFStor Pines, LLC, SAFStor Lyons, LLC, SAFStor Plainfield, LLC

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations –
SAFSTOR (Pool 1)

EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

Borrower Name:

Guarantor Name:

Loan No.:

Date:

This Guarantor Certificate is being delivered in accordance with that certain Mezzanine Loan Agreement dated [____________], 2021 (the "Loan Agreement") among Borrower, the Lenders from time to time party thereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders ("Administrative Agent"), and that certain Guaranty of Recourse Obligations executed by the undersigned ("Guarantor") in favor of Administrative Agent in connection with the Loan (the "Guaranty"). Capitalized terms used in this Guarantor Certificate and not specifically defined herein have the meaning provided in the Loan Agreement or the Guaranty, as applicable. The undersigned [officer of] Guarantor, having personal knowledge of the matters set forth herein, hereby certifies [on behalf of Guarantor] the following to Administrative Agent and the Lenders:

[___] **Delivery of Reports**: Enclosed herewith are the following documents being delivered pursuant to Section 8 of the Guaranty: [______________]. Guarantor hereby represents, warrants, and certifies that each such document is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

[___] **Financial Covenants Certification**:

(a) The Guarantor Net Worth of Guarantor as of the end of the calendar quarter ending [____________] is: $[______________];

(b) Guarantor owns Liquid Assets as of the end of the calendar quarter ending [____________] in the amount of: $[______________];

(d) ***[If applicable:*** The following is a reasonably detailed description of the nature of each asset asserted by Guarantor as constituting a Liquid Asset for purposes of the above statements: [______________].

(e) The above information is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations – SAFSTOR (Pool 1)

BY SIGNING BELOW, the undersigned certifies that (i) all information provided in this Guarantor Certificate is true, complete, and correct in all material respects and does not omit any material fact that would make any such information false or misleading, and (ii) if applicable, the undersigned representative of Guarantor is duly authorized to sign this Guarantor Certificate on Guarantor's behalf.

Date: [________]
Name: [________]
Title: [________]

US-DOCS\121717634

Mezzanine Guaranty of Recourse Obligations –
SAFSTOR (Pool 1)

GUARANTOR:

HIGHLAND INCOME FUND, a Massachusetts trust

By: ______________________________
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

HIGHLAND GLOBAL ALLOCATION FUND, a Massachusetts trust

By: ______________________________
Name: Frank Waterhouse
Title: Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Treasurer

Address for purposes of notice:

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 500
Dallas, Texas 75204
Attention: Chris Fuller
Email:
chris.fuller@wickphillips.com

US-DOCS\124254666

Mezzanine Guaranty of Recourse Obligations - SAFSTOR (Pool 2)

SCHEDULE 2

GUARANTOR PROPERTIES

Highland Income: Properties owned by SAFStor Chapman, LLC, SAFStor Mentor, LLC, and SAFStor Dorsey, LLC

Highland Global: Properties owned by SAFStor Ski, LLC and SAFStor County, LLC

US-DOCS\124254666

Mezzanine Guaranty of Recourse Obligations – SAFSTOR (Pool 2)

EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

Borrower Name:

Guarantor Name:

Loan No.:

Date:

This Guarantor Certificate is being delivered in accordance with that certain Mezzanine Loan Agreement dated [____________], 2021 (the "Loan Agreement") among Borrower, the Lenders from time to time party thereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders ("Administrative Agent"), and that certain Guaranty of Recourse Obligations executed by the undersigned ("Guarantor") in favor of Administrative Agent in connection with the Loan (the "Guaranty"). Capitalized terms used in this Guarantor Certificate and not specifically defined herein have the meaning provided in the Loan Agreement or the Guaranty, as applicable. The undersigned [officer of] Guarantor, having personal knowledge of the matters set forth herein, hereby certifies [on behalf of Guarantor] the following to Administrative Agent and the Lenders:

[___] Delivery of Reports: Enclosed herewith are the following documents being delivered pursuant to Section 8 of the Guaranty: [______________]. Guarantor hereby represents, warrants, and certifies that each such document is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

[___] Financial Covenants Certification:

(a) The Guarantor Net Worth of Guarantor as of the end of the calendar quarter ending [___________] is: $[_____________];

(b) Guarantor owns Liquid Assets as of the end of the calendar quarter ending [___________] in the amount of: $[_____________];

(d) [If applicable: The following is a reasonably detailed description of the nature of each asset asserted by Guarantor as constituting a Liquid Asset for purposes of the above statements: [______________].

(e) The above information is true, correct, and complete in all material respects (and does not omit to state any material fact necessary to make the same not misleading in any material respect), and, where applicable, fairly presents the financial condition and the results of operations of Guarantor being reported upon, and have been prepared in accordance with the Approved Accounting Method.

US-DOCS\124254666

Mezzanine Guaranty of Recourse Obligations – SAFSTOR (Pool 2)

BY SIGNING BELOW, the undersigned certifies that (i) all information provided in this Guarantor Certificate is true, complete, and correct in all material respects and does not omit any material fact that would make any such information false or misleading, and (ii) if applicable, the undersigned representative of Guarantor is duly authorized to sign this Guarantor Certificate on Guarantor's behalf.

Date: [________]
Name: [________]
Title: [________]

US-DOCS\124254666

Mezzanine Guaranty of Recourse Obligations – SAFSTOR (Pool 2)

This OMNIBUS AMENDMENT TO AND REAFFIRMATION OF LOAN DOCUMENTS (this "Agreement") is executed as of April ___, 2023 (the "Effective Date"), by and among the entity or entities identified on the signature page hereto as Borrower and the other Borrowers from time to time party hereto (together with its permitted successors and assigns, "Borrower"), the entity or entities identified on the signature page hereto as Lender and the other Lenders from time to time party hereto (together with its successors and assigns, each a "Lender" and collectively, "Lenders"), NexPoint Diversified Real Estate Trust, a Delaware statutory trust (successor by name change to NexPoint Strategic Opportunities Fund, a Delaware statutory trust) ("NDRET Guarantor"), Highland Income Fund, a Massachusetts trust ("HIF Guarantor"), Highland Global Allocation Fund, a Massachusetts trust ("HGAF Guarantor" and with NDRET Guarantor and HIF Guarantor, individually and collectively, "Guarantor"), and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for the Lenders (in such capacity, together with its successors and assigns, "Administrative Agent").

RECITALS

WHEREAS, Borrower, Lenders, Guarantor and Administrative Agent respectively desire to modify the Loan Documents as more particularly set forth herein.

AGREEMENT

(a) Each of the following terms set forth in Section 1.1 of the Loan Agreement are hereby deleted: (i) "CubeSmart Management Agreement", (ii) "CubeSmart Manager", (iii) "CubeSmart Properties", (iv) "ExtraSpace Management Agreement", (v) "ExtraSpace Manager" and (vi) "ExtraSpace Properties".

(b) The terms "Assignment of Management Agreement", "Management Agreement", "Manager" and "NexPoint SOF" set forth in Section 1.1 of the Loan Agreement are hereby amended and restated to read in their entirety as follows:

> "Assignment of Management Agreement" means (a) that certain Assignment and Subordination of Management Agreement, made effective as of February 1, 2023, among Borrower, Manager and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, and (b) any other assignment and subordination of management agreement in form and content reasonably acceptable to Administrative Agent, among Borrower, any applicable Manager and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

"Management Agreement" means those certain Property Management Agreements between the Individual Borrowers that own the Properties and Manager, or such other property management agreements between such Individual Borrowers and a Manager as may be approved from time to time by Administrative Agent.

"Manager" means Extra Space Management, Inc., a Utah corporation, or a property manager approved by Administrative Agent in accordance with the terms and provisions of this Agreement.

"NexPoint SOF" means NexPoint Diversified Real Estate Trust, a Delaware statutory trust (successor by name change to NexPoint Strategic Opportunities Fund, a Delaware statutory trust).

(c) The notice addresses set forth in Section 8.6 of the Loan Agreement and the signature pages to each of the Recourse Guaranty, the Completion Guaranty, the Interest and Carry Guaranty and the Environmental Indemnity are hereby amended and restated as set forth on Schedule 1 attached hereto.

(d) Schedule II of the Loan Agreement is replaced in its entirety with Schedule II attached hereto.

(e) Schedule XIV of the Loan Agreement is replaced in its entirety with Schedule XIV attached hereto.

2. **Joinder by NDRET Guarantor**. HIF Guarantor, HGAF Guarantor and NDRET Guarantor by executing this Agreement hereby acknowledge and agree that from and after December 8, 2022 (the "Transfer Date"): (a) the term (i) "Guarantor" for all purposes of the Completion Guaranty, the Interest and Carry Guaranty, the Recourse Guaranty and the Environmental Indemnity will mean, individually and collectively, NexPoint Diversified Real Estate Trust, a Delaware statutory trust, Highland Income Fund, a Massachusetts trust, and Highland Global Allocation Fund, a Massachusetts trust and (ii) "Indemnitor" for all purposes of the Environmental Indemnity will mean Guarantor (as defined in the Environmental Indemnity and modified by this Section 2) collectively with Borrower, (b) NDRET Guarantor is bound by all of the obligations, agreements and liabilities of (i) Guarantor under the Completion Guaranty, the Interest and Carry Guaranty, the Recourse Guaranty and the Environmental Indemnity and (ii) Indemnitor under the Environmental Indemnity, and (c) NDRET Guarantor makes all representations and warranties (i) applicable to Guarantor under the Completion Guaranty, the Interest and Carry Guaranty, the Recourse Guaranty and the Environmental Indemnity and (ii) Indemnitor under the Environmental Indemnity. Section 8 of the Recourse Guaranty is hereby amended to provide that, in addition to the obligations of HIF Guarantor and HGAF Guarantor under Section 8 of the Recourse Guaranty, from and after the Transfer Date, NDRET Guarantor shall at all times (A) maintain a Guarantor Net Worth (as defined on Schedule 1 of the Recourse Guaranty) of at least FIFTY MILLION AND OO/100 DOLLARS ($50,000,000.00) and (B) own Liquid Assets (as defined on Schedule 1 of the Recourse Guaranty) of at least FIVE MILLION AND 00/100 ($5,000,000.00). From and after the Transfer Date, the obligations of NDRET Guarantor set forth in the foregoing sentence are hereby incorporated by reference into the Completion Guaranty and the Interest and Carry Guaranty as though fully set forth in each of the Completion Guaranty and the Interest and Carry Guaranty.

3. **Name Change of NDRET Guarantor**. Each and every Loan Document is amended, where applicable, (i) to reflect that NexPoint Strategic Opportunities Fund, a Delaware statutory trust, has changed its name to, and shall now be replaced with, NexPoint Diversified Real Estate Trust, a Delaware statutory trust, and (ii) all obligations under the Loan Documents to which NexPoint Strategic

2

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

(b) Schedule 1 of the Completion Guaranty is replaced in its entirety with Schedule 2-B attached hereto.

6. **Amendments to Interest and Carry Guaranty**. Effective as of the Transfer Date, the Interest and Carry Guaranty is hereby amended as follows:

(a) Section 1(a) of the Interest and Carry Guaranty is hereby amended and restated to read in its entirety as follows:

"1. Guaranty of Obligation.

(a) Guarantor hereby irrevocably and unconditionally guarantees to Administrative Agent (for the benefit of the Lenders) the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is fully and personally liable for the Guaranteed Obligations as a primary obligor as set forth herein. As used herein, the term "Guaranteed Obligations" means the payment to Administrative Agent of (i) all Interest Costs and Carry Costs that accrue or become payable (less any amounts then on deposit in a Reserve Account in favor of Administrative Agent to pay the same pursuant to the Loan Agreement) through and including the date on which the Debt is repaid in full (it being agreed that neither the making of a credit bid by Administrative Agent or any Lender in connection with a foreclosure with respect to any Property, nor the completion of a foreclosure with respect to any Property resulting in Administrative Agent, and Lender, or their Affiliates becoming the owner of such Property, shall be deemed to be a repayment of the Debt for purposes of the accrual of Guarantor's liability hereunder for the

4

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

payment of Interest Costs and Carry Costs); provided, however, Guarantor shall not have any liability hereunder for the payment of Interest Costs and Carry Costs that accrue or become payable following the date on which all Projects on all Properties have been Completed, and (ii) without duplication of the amounts described in clause (i) above, the amount necessary to cure any Balancing Event (whether or not an Additional Advance is then being requested by Borrower). As used herein, "Interest Costs" means all unpaid interest due and payable on the Outstanding Principal Balance , whether at the Interest Rate or Default Rate, as applicable; and "Carry Costs" means each of the following to the extent not paid by Borrower on or before the applicable due date: (A) all Property Taxes; (B) all Insurance Premiums for the Required Policies under the Loan Documents; and (C) all Operating Expenses incurred in connection with the customary operation of each Property. Notwithstanding anything to the contrary contained herein, (x) with respect to the liability of Guarantor hereunder for the payment of Interest Costs, the liability of each Guarantor hereunder shall be several (not joint) and limited to the amount of such Guarantor's Pro Rata Share (as defined below) of the aggregate liability of all Guarantors hereunder (if calculated without regard to any such pro rata limit), and (y) with respect to the liability of Guarantor hereunder for the payment of Carry Costs and amounts necessary to cure a Balancing Event, the liability of each Guarantor hereunder shall be several (not joint) and limited to the amount of such Guarantor's Pro Rata Share of the aggregate liability of all Guarantors hereunder (if calculated without regard to any such pro rata limit). As used herein, the term "Pro Rata Share" shall mean, with respect to each Guarantor, the percentage set forth on Schedule 2-B attached hereto."

(b) Schedule 1 of the Interest and Carry Guaranty is replaced in its entirety with Schedule 2-B attached hereto.

7. **Amendments to Environmental Indemnity**. Effective as of the Transfer Date, the Environmental Indemnity is hereby amended as follows:

(a) Section 4 of the Environmental Indemnity is hereby amended and restated to read in its entirety as follows:

"4. Indemnification. Indemnitor covenants and agrees to indemnify, defend and hold the Indemnified Parties harmless from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified Parties arising out of or in any way relating to any one or more of the following: (a) any past, present, or threatened Release or violation of Environmental Law with respect to the Property; (b) any actual or proposed Remediation activities with respect to the Property; (c) the recording of any lien against the Property imposed pursuant to any Environmental Laws; (d) any administrative or judicial processes or proceedings in any way connected with any matter addressed in this Agreement; (e) any past, present or threatened injury to, destruction of or loss of natural resources in any way connected with a Release related to the Property; (f) any personal injury, wrongful death, or property or other damage arising under any statutory or common law or tort law theory arising out of a Release with respect to the Property (including, but not limited to, damages assessed for private or public nuisance or for the conducting of an abnormally dangerous activity on or near the Property); and (g) any misrepresentation or inaccuracy in any representation or warranty or material breach or failure to perform any covenants or other obligations pursuant to this Agreement. Notwithstanding the provisions of this Agreement to the contrary, the liabilities and obligations of Indemnitor hereunder shall not apply to the extent that Indemnitor can prove that such liabilities and obligations arose from Hazardous Substances that both: (a) were not present on or a threat to the Property prior to the date that Administrative Agent or its nominee or any third party acquired title to the Property, whether by foreclosure, exercise of power of sale or otherwise, and (b) were

5

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

not the result of any illegal act of Indemnitor or any of Indemnitor's Affiliates, agents or contractors. In addition, Indemnitor shall have no liability under this Agreement to an Indemnified Party to the extent of any Release or violation of Environmental Laws caused by the gross negligence, willful misconduct, or illegal act of such Indemnified Party. Notwithstanding the provisions of this Agreement to the contrary, (x) the liabilities and obligations of Guarantor hereunder shall not apply to the extent that Guarantor can prove that such liabilities and obligations arose from Hazardous Substances that both: (i) were not present on or a threat to the Property prior to the date that Mezzanine Loan Administrative Agent or its nominee or any third party acquired ownership and control of Borrower, whether by foreclosure or otherwise, and (ii) were not the result of any illegal act of Guarantor or any of its Affiliates, agents or contractors, and (y) the liability of each Guarantor hereunder shall be several (not joint) and limited to the amount of such Guarantor's Pro Rata Share (as defined below) of the aggregate liability of all Guarantors hereunder (if calculated without regard to any such pro rata limit). As used herein, the term "Pro Rata Share" shall mean, with respect to each Guarantor, the percentage set forth on Schedule 2-B attached hereto. Nothing in the foregoing, however, shall limit the obligations or liabilities of Borrower hereunder."

(b) Schedule 3 of the Environmental Indemnity is replaced in its entirety with Schedule 2-B attached hereto.

8. **Conforming Modifications**. This Agreement modifies and amends the Loan Agreement and the other Loan Documents. This Agreement shall constitute one of the "Loan Documents" as that term is defined in the Loan Agreement. References made in the Loan Agreement or any Loan Document to any other Loan Document shall be to such documents as modified by this Agreement (as applicable) and references therein to terms defined in the Loan Agreement or the other Loan Documents shall be to terms defined therein as modified by this Agreement (as applicable). Except as specifically modified and amended hereby, all other terms, conditions, and covenants contained in the Loan Agreement and the other Loan Documents shall remain unmodified and in full force and effect and the valid, binding and enforceable obligations of Borrower and Guarantor, as applicable.

9. **Conditions Precedent**. The parties acknowledge and agree that this Agreement shall not be effective unless and until each of the following conditions precedent are satisfied:

(a) Each of the parties hereto shall have duly executed and delivered this Agreement (it being agreed that the submission of this Agreement and such other documents to Borrower or its agents or attorneys for review or signature does not constitute a commitment or agreement by Administrative Agent to modify the terms of the Loan Documents, and this Agreement shall have no binding force or effect unless all conditions set forth herein have been satisfied);

6

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

10. **Representations and Warranties; Reaffirmation**.

(a) Except as set forth on Schedule 3 attached hereto, Borrower and Guarantor (each, a "Borrower Party"), each hereby represents and warrants that, as of the Effective Date, the representations and warranties contained in Article IV of the Loan Agreement (as modified by this Agreement), Section 7 of the Recourse Guaranty, Section 7 of the Completion Guaranty, and Section 7 of the Interest and Carry Guaranty and are true and correct in all material respects as applied to the party making such representations and warranties as if made on the Effective Date (with regard to the facts and circumstances in effect on the Effective Date), and that no Default or Event of Default exists as of the Effective Date.

(b) Each Borrower Party hereby ratifies, confirms, reaffirms, and acknowledges its obligations under the Loan Documents to which it is a party and agrees that the Loan Documents to which it is a party remain in full force and effect, undiminished by this Agreement, except as expressly provided herein, and agrees that it has no defenses, offsets or counterclaims of any kind or nature whatsoever to its obligations under the Loan Documents to which it is a party.

11. **Release of Administrative Agent and the Lenders**. In consideration of Administrative Agent and Lenders entering into this Agreement, each Borrower Party and anyone claiming by, through or under any of the Borrower Parties hereby waives its right to recover from and fully, finally, absolutely, and irrevocably releases Administrative Agent, Lender, any servicer of the Loan, their respective direct and indirect affiliates, and the respective officers, directors, shareholders, employees, representatives, agents, successors and assigns of the foregoing, and all persons, firms, corporations and organizations on their behalf ("Lender Parties") from any and all claims of any and every character that it may, as of the Effective Date, have against any of the Lender Parties for any cost, loss, liability, damage, expense, demand, action or cause of action arising from or related to conduct, events, or occurrences on or before the date of this Agreement relating to the Loan or matters related thereto (including, without limitation, the origination and/or administration/servicing thereof). This waiver and release includes claims of which Borrower Parties are or may be presently unaware or which Borrower Parties do not presently suspect to exist which, if known by Borrower Parties would materially affect Borrower Parties' release of the Lender Parties, and including any and all claims that are direct and/or indirect, contingent or matured, of whatever kind or nature, for or because of any matter or things done, omitted or permitted to be done by any of the Lender Parties, at law or in equity. Borrower Parties understand, acknowledge and agree that (a) the waiver and release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release, (b) no fact, event, circumstance, evidence, or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the waiver and release set forth above, and (c) it realizes and acknowledges that factual matters now unknown to it may have given or may hereafter

7

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

give rise to causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which are presently unknown, unanticipated and unsuspected, and it further agrees, represents and warrants that this release has been negotiated and agreed upon in light of that realization and that it nevertheless hereby intends to release, discharge and acquit the Lender Parties from any and all such unknown causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which in any way arise out of, are connected with, or relate to, conduct, events, or occurrences on or before the date of this Agreement relating to the Loan. Borrower Parties each hereby represents and warrants that (i) it owns all of the purported claims, rights, demands and causes of action that it is releasing by the foregoing release and that no other person or entity has any interest in said claims, rights, demands or causes of action by reason of any contract or dealing with Borrower Parties, and (ii) Borrower Parties have not assigned to any other person or entity all or any part of such claims, rights, demands or causes of action. Borrower Parties each hereby acknowledges, represents and warrants that it has had advice of counsel of its own choosing in negotiations for and the preparation of the foregoing release, that it has read the foregoing release or has had the same read to it by its counsel, that it has had the within release fully explained by such counsel, and that it is fully aware of its contents and legal effect.

12. **Further Assurances**. Each Borrower Party hereby agrees to execute and deliver such other instruments and documents and take such other action as Administrative Agent may reasonably request in connection with the transactions contemplated by this Agreement, provided that any such other instruments, documents or actions do not increase Borrower's or Guarantor's obligations or decrease Borrower's or Guarantor's rights under the Loan, other than to a *de minimis* extent.

14. **Entire Agreement**. This Agreement is the entire agreement between the parties relating to the subject matter hereof, incorporates or rescinds all prior agreements and understandings between the parties hereto, cannot be changed or terminated orally or by course of conduct, and shall be deemed effective as of the date it is accepted by Administrative Agent.

16. **Recitals**. The recitals and preamble to this Agreement are hereby incorporated by this reference as if set forth in full herein and shall be considered prima facie evidence of the facts and documents referred to therein.

18. **Consultation with Counsel**. By executing this Agreement, Borrower and Guarantor each acknowledges that it has read, consulted with its attorneys regarding, and understands this Agreement and the other Loan Documents executed in connection herewith.

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Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

BORROWER:

SAFSTOR DORSEY, LLC
SAFSTOR CHAPMAN, LLC
SAFSTOR MENTOR, LLC
SAFSTOR SKI, LLC
SAFSTOR COUNTY, LLC
each a Delaware limited liability company

By: ______________________________
Name: Matt McGraner
Title: Authorized Signatory

[signatures continue on next page]

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

HIGHLAND INCOME FUND,
a Massachusetts trust

By:______________________________
Name: Dustin Norris
Title: Executive Vice President

HIGHLAND GLOBAL ALLOCATION FUND,
a Massachusetts trust

By:______________________________
Name: Dustin Norris
Title: Executive Vice President

[signatures continue on next page]

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool2)

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

HIGHLAND INCOME FUND,
a Massachusetts trust

By:____________________________________
Name: Dustin Norris
Title: Executive Vice President

HIGHLAND GLOBAL ALLOCATION FUND,
a Massachusetts trust

By:____________________________________
Name: Dustin Norris
Title: Executive Vice President

[signatures continue on next page]

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool2)

Schedule II

Organizational Structure

See attached.

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

<u>**Tax Classification Key**</u>

 ------------------ C Corporation (or REIT/RIC if indicated) for U.S. tax purposes

 ------------------ Partnership for U.S. tax purposes

 ------------------ Disregarded entity for U.S. tax purposes

 ------------------ Individual; Unspecified entity/group

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Upper Tier

NexPoint Diversified Real Estate Trust (DE Statutory Trust) (REIT)**
NexPoint Diversified Real Estate Trust OP GP, LLC (DE)
Common Units
GP Units
NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (DE)^
NexPoint Real Estate Strategies Fund (DE Statutory Trust) (RIC)
NRESF REIT Sub II, LLC (DE) (REIT)
NREF OP IV REIT Sub, LLC (DE)
Highland Income Fund (MA) (RIC)
REIT Funding Preferred Holders
LTIP Unitholders
86,369,470 common stock
725 common stock
1,280,210 common stock
41,962,530 common stock
32,202,730 common stock
125 Series C Preferred Stock*
211.06 common stock (RSUs)
Highland Global Allocation Fund (MA) (RIC)
NexPoint Real Estate Opportunities, LLC (DE)
Extra Space Storage LP (DE)*
300,000 Series D Preferred Stock*
GAF REIT SUB, LLC (DE)
GAF REIT SUB II, LLC (DE)
NexPoint Storage Partners, Inc. (MD) (REIT)***
300,000 Series D Preferred Units
162,751 Class A Units
125 Series C Preferred Units
47,064.35 Class B Units*
100 Series C Units*
101,553.79 Class B Units*
3,924.92 Class B Units*
1,888.38 Class B Units*
NexPoint Storage Partners Operating Company, LLC (DE)

*Limited consent rights only

** Formerly NexPoint Strategic Opportunities Fund

***Managing Member of NSP OC

^ Controlling equityholder by common stock ownership in NSP

Note: See following slide for subsidiaries/investments of NSP OP.

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Lower Tier (1 of 4) (SAFStor Operating Sub)

NexPoint Storage Partners Operating Company, LLC (DE)*
SAFStor Operating Sub, LLC (DE)
NSP Operating Sub, LLC (DE)
99.9%
JCAP TRS, LLC (DE)
0.1%
JCAP Management LLC (DE)
JCAP Lender Subsidiaries
Debt Investments, ROFRs and Profits Interests in Developer Borrowers
NSP Holdco Subsidiaries and Propco Borrowers
Legacy HoldCos
Mezz Loan, Balance Sheet Loan SASB Loan
JPMorgan
Preferred Equity Investments; Storage Lenders JV
SAFStor NREA JV – I, LLC (DE)
SAFStor NREA JV – III, LLC (DE)
SAFStor NREA JV – IV, LLC (DE)
SAFStor NREA JV – V, LLC (DE)
SAFStor NREA JV – VI, LLC (DE)
SAFStor NREA JV – VII, LLC (DE)
SAFStor NREA JV – VIII, LLC (DE)
SAFStor NREA JV – IX, LLC (DE)
SAFStor NREA JV – X, LLC (DE)

*Note that DST leasing and temporary beneficial ownership interests are excluded for presentation purposes.

4

Lower Tier (2 of 4) (SAFStor Operating Sub)

SAFStor Operating Sub, LLC (DE)
SAFStor NREA JV – III, LLC (DE)
SAFStor 7th Owner, LLC (DE)
SAFStor NREA JV – V, LLC (DE)
SAFStor 8th, LLC (DE)
SAFStor 8th Owner, LLC (DE)
SAFStor Merritt, LLC (DE)
SAFStor Merritt Owner, LLC (DE)
SAFStor Mentor Owner, LLC (DE)
SAFStor Mentor, LLC (DE)
SAFStor Fitch, LLC (DE)
SAFStor Fitch Owner, LLC (DE)
SAFStor Dorsey Owner, LLC (DE)
SAFStor Dorsey, LLC (DE)
SAFStor Skyline, LLC (DE)
SAFStor Skyline Owner, LLC (DE)
SAFStor Beech Owner, LLC (DE)
SAFStor Beech, LLC (DE)
SAFStor Hope, LLC (DE)
SAFStor Hope Owner, LLC (DE)
SAFStor Perdido Owner, LLC (DE)
SAFStor Perdido, LLC (DE)
SAFStor Brinton, LLC (DE)
SAFStor Brinton Owner, LLC (DE)
SAFStor Chiquita Intermediary, LLC (DE)
SAFStor Chiquita Owner, LLC (DE)
SAFStor Chiquita, LLC (DE)
SAFStor Williams Intermediary, LLC (DE)
SAFStor Williams Owner, LLC (DE)
SAFStor Williams, LLC (DE)
SAFStor Fort Owner, LLC (DE)
SAFStor Fort, LLC (DE)
SAFStor Chester Owner, LLC (DE)
SAFStor Chester, LLC (DE)
SAFStor NREA JV – VII, LLC (DE)
SAFStor Chapman Owner, LLC (DE)
SAFStor Chapman, LLC (DE)
SAFStor Lee Owner, LLC (DE)
SAFStor Lee, LLC (DE)
SAFStor NREA JV – VI, LLC (DE)
SAFStor Lyons Owner, LLC (DE)
SAFStor Lyons, LLC (DE)
SAFStor NREA JV – IX, LLC (DE)
SAFStor Ski Owner, LLC (DE)
SAFStor Ski, LLC (DE)
SAFStor NREA JV – VIII, LLC (DE)
SAFStor Plainfield Owner, LLC (DE)
SAFStor Plainfield, LLC (DE)
SAFStor NREA JV – X, LLC (DE)
SAFStor County Owner, LLC (DE)
SAFStor County, LLC (DE)
SAFStor NREA JV – IV, LLC (DE)
SAFStor Pines Owner, LLC (DE)
SAFStor Pines, LLC (DE)
SAFStor NREA JV – I, LLC (DE)
SAFStor Jefferson, LLC (DE)
SAFStor Jefferson Owner, LLC (DE)
SAFStor Lake Underhill Owner, LLC (DE)
SAFStor Lake Underhill, LLC (DE)
SAFStor Loring, LLC (DE)
SAFStor Loring Owner, LLC (DE)
SAFStor Old Hickory Parent, LLC (DE)
SAFStor Old Hickory Owner, LLC (DE)
SAFStor Old Hickory, LLC (DE)
SAFStor Old Spanish, LLC (DE)
SAFStor Old Spanish Owner, LLC (DE)
SAFStor Bishop, LLC (DE)
SAFStor Bishop Owner, LLC (DE)
SAFStor General Washington, LLC (DE)
SAFStor General Washington Owner, LLC (DE)

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Lower Tier (3 of 4) (NSP Operating Sub SASB)

NSP Operating Sub, LLC (DE)
NSP RE SASB Holdco LLC
NSP RE SASB Lessee LLC (DE)
Leases
Bakery Square Self Storage, LLC (DE)
Sand Lake Road Capital Orlando LLC (DE)
Mallard Creek Store #2, LLC (DE)
East Colonial Capital Orlando LLC (DE)
LR-Bayshore 1, LLC (DE)
453 Washington Avenue North Haven, LLC (DE)
10 Hampshire Property LLC (DE)
Severn Property LLC (DE)
Storage Partners of Miami I, LLC (DE)
Monroe Atlanta Owner, LLC (DE)
Northside Atlanta Owner, LLC (DE)
PLC Jacksonville Storage, LLC (DE)
PVR Storage, LLC (DE)
Hurstbourne Storage, LLC (DE)
7007 Kingston Pike, LLC (DE)
10th & Beigie Ave., LLC (DE)
Mequity 150th Street, LLC (DE)
Five Points Storage Owner, LLC (DE)
Alameda Capital, LLC (DE)
1800 Washington Self Storage LLC (DE)
Miami City Self Storage Doral 77th Owner, LLC (DE)
Edison Capital Jacksonville LLC (DE)
Mequity Vinings, LLC (DE)
Lauderdale Storage Builders LLC (DE)
Phillips Ulmerton Storage LLC (DE)
Phillips Skyway Storage LLC (DE)
Phillips Brandon Crossroads Storage LLC (DE)
Miami City Self Storage Pembroke Pines Blvd Owner, LLC (DE)
BT Storage Investments LLC (DE)

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Lower Tier (4 of 4) (NSP Operating Sub BS)

NSP Operating Sub, LLC (DE)
NSP RE BS Holdco LLC (DE)
NSP RE BS Lessee LLC (DE)
Leases
Dover Capital NJ, LLC (DE)
Gables Storage Builders LLC (DE)
Hackensack Capital New Jersey LLC (DE)
1401 4th Ave NHP LLC (DE)
101 American Blvd. W., LLC (DE)
3216 Winnetka Ave. N., LLC (DE)
Philips SR Storage, LLC (DE)
Tompkins Capital Staten Island, LLC (DE)
831 Transfer Rd., LLC (DE)
Investment, LLC (DE)
Jernigan Van Nuys PE Member, LLC (DE)
Cypress Van Nuys Storage LLC (CA)
MCSS Van Nuys LLC (FL)
90% Common Equity
5% Common Equity
5% Common Equity
Van Nuys Jernigan LLC (DE)
Van Nuys Owner LLC (DE)
Cypress Inglewood, LLC (CA)
MCSS Inglewood, LLC (FL)
90% Common Equity
5% Common Equity
5% Common Equity
Inglewood Self Storage LLC (DE)
Inglewood Owner LLC (DE)

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Schedule XIV

Schedule of Borrowers and Joint Venture Entities

Borrower	**Joint Venture Entity**	**Managing Member**	**Controlling Person**
SAFStor Dorsey, LLC SAFStor Mentor, LLC	SAFStor NREA JV - V, LLC	SAFStor Operating Sub, LLC	NexPoint Diversified Real Estate Trust
SAFStor Chapman, LLC	SAFStor NREA JV - VII, LLC	SAFStor Operating Sub, LLC	NexPoint Diversified Real Estate Trust
SAFStor County, LLC	SAFStor NREA JV - X, LLC	SAFStor Operating Sub, LLC	NexPoint Diversified Real Estate Trust
SAFStor Ski, LLC	SAFStor NREA JV - IX, LLC	SAFStor Operating Sub, LLC	NexPoint Diversified Real Estate Trust

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

Schedule 1

Notices

If to Administrative Agent or any Lender:	ACORE Capital Mortgage, LP 80 E. Sir Francis Drake Blvd., Suite 2A Larkspur, California 94939 Attention: Stew Ward, Managing Partner Email: notices@acorecapital.com
with a copy to:	ACORE Capital Mortgage, LP Sterling Plaza 5949 Sherry Lane, St. 1255 Dallas, Texas 75225 Attention No.: David Homsher, Director / Head of Asset Management Email: dhomsher@acorecapital.com
with a copy to:	Paul Hastings LLP 1999 Avenue of the Stars, 27th Floor Los Angeles, California 90067 Attn: Pablo Clarke, Esq. Email: pabloclarke@paulhastings.com
If to Borrower:	c/o NexPoint Real Estate Advisors, L.P. 2515 McKinney Ave, Suite 1100 Dallas, Texas 75201 Attention: Matt McGraner Email: mmcgraner@nexpoint.com
with copies to:	c/o NexPoint Real Estate Advisors, L.P. 2515 McKinney Ave, Suite 1100 Dallas, Texas 75201 Attention: General Counsel and Winston & Strawn LLP 2121 North Pearl Street - Suite 900 Dallas, TX 75201 Attention: Charles T. Haag, Esq. E-Mail: chaag@winston.com and Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 Attention: Andrew T. White, Esq. E-Mail: awhite@winston.com

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

with copies to: Winston & Strawn LLP
2121 North Pearl Street - Suite 900
Dallas, TX 75201
Attention: Charles T. Haag, Esq.
E-Mail: chaag@winston.com

and

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attention: Andrew T. White, Esq.
E-Mail: awhite@winston.com

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

Schedule 2-B

Guarantor	**Pro Rata Share**
NexPoint Diversified Real Estate Trust, a Delaware statutory trust (successor by name change to NexPoint Strategic Opportunities Fund, a Delaware statutory trust)	30.47589%
Highland Income Fund, a Massachusetts trust	65.75979%
Highland Global Allocation Fund, a Massachusetts trust	3.76432%

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

Schedule 3

1. With respect to the representations and warranties in Section 4.17(a-f and h-j) of the Loan Agreement, such representations and warranties are with respect to the most recently delivered Rent Rolls.

2. NexPoint Diversified Real Estate Trust (defined as "NDRET Guarantor" in this Agreement and "NexPoint SOF" in the Loan Agreement, as amended), is no longer a registered investment company under the Investment Company Act of 1940, as amended. As such, Section 4.21(b)(i) of the Loan Agreement is inapplicable to NexPoint Diversified Real Estate Trust and for purposes of Section 4.21(b)(i) of the Loan Agreement only, the reference to "NexPoint Guarantor" hereby expressly excludes NexPoint Diversified Real Estate Trust.

Omnibus Amendment to and Reaffirmation
of Loan Documents – SAFSTOR (Pool 2)

Exhibit 19.1

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

INSIDER TRADING POLICY

I.	Introduction

The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by NexPoint Diversified Real Estate Trust (the “Company”) and its subsidiaries and all trustees, officers and employees thereof (and members of the foregoing persons’ immediate families and households), in order to preserve the reputation and integrity of the Company and the Adviser (as defined in Section IX below), as well as that of all persons affiliated with them. Questions regarding this Policy should be directed to the general counsel or the appropriate compliance officer of the Company.

II.	Policy

It is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling securities in the Company (“Company Securities”). In the course of conducting the Company’s business, employees or representatives may become aware of material, nonpublic information regarding the Company, its subsidiaries and divisions, or other companies with which we do business (this so-called “material, nonpublic information” is defined in Section IV below). Employees or agents of the Company and members of their immediate families may not buy or sell Company Securities, or securities of any other publicly held company, while in possession of material, nonpublic information obtained during the course of employment or other involvement with Company business, even if the decision to buy or sell is not based upon the material, nonpublic information.

In addition, entities such as trusts or foundations over which an employee has control, may not buy or sell securities while the employee is in possession of such material, nonpublic information. If you have material, nonpublic information, you may not disclose that information to others, even to family members or other employees, except for employees whose job responsibilities require the information.

This Policy will continue to apply to any employee or agent whose relationship with the Company terminates as long as the individual possesses material, nonpublic information that he or she obtained in the course of their employment or relationship with the Company.

For additional information regarding the persons covered by this Policy, see Section IX below.

III.	Applicability

The general policy stated above applies to all employees. In order to ensure compliance with this Policy, the Board of Trustees of the Company has adopted the following additional procedures, which apply to trustees, officers and certain employees and representatives of the Company and its wholly owned subsidiaries, as specified in Annex A (“Covered Persons”) and their Related Persons (as defined in Section IV.D. below). The Company has determined that these Covered Persons are likely to have access to material, nonpublic information by virtue of their position with the Company. These procedures apply regardless of the dollar amount of the trade or the source of the material, nonpublic information. Any questions regarding the applicability of this Policy to a specific situation should be referred to the Company’s general counsel or the appropriate compliance officer.

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IV.	Definition/Explanations

A.	Who is an “Insider”?

The concept of “insider” is broad. Any person who possesses material, nonpublic information is considered an insider as to that information. Insiders include Company trustees, officers, employees, independent contractors and those persons in a special relationship with the Company (e.g., its auditors, consultants or attorneys). The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.

B.	What is “Material” Information?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. Some examples of material information include:

•	unpublished financial results (including earnings estimates);
•	news of a pending or proposed company transaction;
•	major litigation;
•	recapitalizations;
•	significant changes in corporate objectives;
•	a change in control or a significant change in management;
•	news of a significant sale of assets;
•	changes in dividend policies;
•	financial liquidity problems; and
•	cybersecurity attacks, breaches or other incidents.

The above list is only illustrative and many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. When in doubt, please contact the Company’s general counsel or the appropriate compliance officer.

C.	What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through a report filed with the Securities and Exchange Commission (the “SEC”), or through such media as Dow Jones, Reuters, The Wall Street Journal or Associated Press. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. However, in accordance with SEC guidance, if the information becomes publicly available on EDGAR, no waiting time is necessary.

Unless available on EDGAR, generally, one should allow at least one full trading day following publication as a reasonable waiting period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities as early as Tuesday of that week, because one full trading day would have elapsed by then (all of Monday). If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until Wednesday. If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Tuesday of the following week. Note that this restriction is in addition to any other restrictions that apply under this Policy, including the requirement that

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trades be pre-cleared (see Section V.C. below) and that trading may not occur during Blackout Periods (as defined in Section V.G. below).

D.	Who is a “Related Person”?

For purposes of this Policy, a “Related Person” includes (1) your spouse, minor children and anyone else living in your household, (2) partnerships in which you are a general partner, (3) corporations in which you either singly or together with other “Related Persons” own a controlling interest, (4) trusts of which you are a trustee, settlor or beneficiary, (5) estates of which you are an executor or beneficiary, or (6) any other group or entity where the insider has or shares with others the power to decide whether to buy Company Securities. Although a person’s parent, child or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes. See Section V.D. below for a discussion on the prohibition on “tipping.”

V.	Guidelines

A.	Non-disclosure of Material, Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except the designated persons within the Company or certain third-party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

B.	Prohibited Trading in Company Securities

No Covered Persons or their Related Persons may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts, but excluding the exercise of options under a Company equity plan if such exercise does not involve the sale of any Company Securities) during a Blackout Period (as defined in Section V.G. below) or when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. In addition, in some circumstances the Company’s trustees and officers may be prohibited from trading in Company Securities during any period when certain participants or beneficiaries of individual account plans (such as some pension fund plans) maintained by the Company are subject to a temporary trading suspension in Company Securities.

C.	Twenty-Twenty Hindsight/Pre-Clearance

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. Therefore, Covered Persons must obtain prior clearance from the Company’s general counsel or the appropriate compliance officer, or his or her designee, before he, she or any of his or her Related Persons makes any purchases or sales of Company Securities. An exercise of a share option under a Company equity plan need not be pre-cleared if such exercise does not involve the sale of any Company Securities. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

D.	“Tipping” Information to Others

Insiders may be liable for communicating or tipping material, nonpublic information to any third party (“tippee”), not limited to just Related Persons. Further, insider trading violations

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are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated. Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, it is the Company’s policy that Covered Persons are required to keep completely and strictly confidential all nonpublic information relating to the Company.

E.	Avoid Speculation

Covered Persons and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Company Securities or sell Company Securities “short.” In addition, Covered Persons and their Related Persons should consult the general counsel or the appropriate compliance officer regarding the holding of Company Securities in margin accounts. Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the Covered Person or Related Person in conflict with the best interests of the Company and its securityholders. Except as required to perform their job, Covered Persons and their Related Persons are also prohibited from discussing the Company, its business or its shares online or on social media.

Anyone may, of course, exercise options granted to them by the Company and, subject to the restrictions discussed in this Policy and other applicable Company policies, sell shares acquired through exercise of options.

F.	Trading in Securities of Other Public Companies

No Covered Person or Related Person may place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if the person learns of material, nonpublic information about the other company in the course of his/her service to, or employment with, the Company.

G.	Trading Restrictions

In addition to being subject to all of the other limitations in this Policy, Covered Persons and their Related Persons may not buy or sell Company Securities in the public market beginning as of the commencement of trading on the tenth day of the month following the end of each fiscal quarter and ending as of the commencement of trading on the second trading day after the release of the Company’s quarterly or annual report or earnings release (the “Blackout Period”). This Policy does not apply to the exercise of share options under a Company equity plan if such exercise does not involve the sale of any Company Securities. In addition, you should remember that even if a Blackout Period is not in effect you cannot trade if you are in possession of material, nonpublic information, and you still must receive pre-clearance.

From time to time, the Company, through the general counsel or the appropriate compliance officer, may also close trading during a non-Blackout Period in light of developments that could involve material, nonpublic information. In these situations, the general counsel or the appropriate compliance officer will notify particular individuals that they should not engage in trading of Company Securities (except as permitted under a Rule 10b5-1 plan as described below) and should not disclose to others the fact that a temporary ban on trading has been imposed. If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the general counsel or the appropriate compliance officer gives notice that the ban has been lifted.

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H.	Pre-arranged Trading Plans

SEC Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established at a time when you do not possess material, nonpublic information, you entered the contract, instruction or written plan in good faith, and purchases and sales under the contract, instruction or plan do not start until the applicable cooling-off period expires, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned of material, nonpublic information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material, nonpublic information at the time of the trades. Trading plans can be established for a single trade or a series of trades subject to the limitations on SEC Rule 10b5-1. The Company prefers that your trading plan provide for trades quarterly during a non-Blackout Period.

It is important that you document the details of a trading plan properly. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include, among others, that you act in good faith, that you not modify your trading instructions while you possess material, nonpublic information and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the Company recommends that you work with a broker and the general counsel or the appropriate compliance officer and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans, including any amendment or modification of an existing trading plan, must be reviewed and approved by the general counsel or the appropriate compliance officer before they are implemented. The general counsel or the appropriate compliance officer maintains guidelines that all plans must meet in order to be considered for approval. These guidelines include the requirement that a plan, including any amendment or modification of an existing trading plan, only be entered into during non-Blackout Periods. In addition, you must notify the general counsel before terminating any existing trading plan.

I.	No Circumvention

No circumvention of this Policy is permitted. Do not try to accomplish indirectly what is prohibited directly by this Policy. The short-term benefits to an individual cannot outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.

VI.	Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:

•	civil injunctions;
•	treble damages;
•	disgorgement of profits;
•	jail sentences of up to 20 years and criminal fines of up to $5 million per violation;
•	civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;

6

•

fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and

•	criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this Policy statement can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

VII.	Acknowledgment

All Covered Persons must certify in writing that they have read and intend to comply with the procedures set forth in this Policy. See Annex B. Additionally, your broker-dealer will need to sign a Broker Instruction and Representation Letter in the event you establish a Rule 10b5-1 trading plan. See Annex C for a sample of such letter.

VIII.	Amendment; Waivers

The Board of Trustees of the Company reserves the right to amend this Policy at any time. The Board of Trustees of the Company, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.

IX.	Other

For purposes of this Policy, the terms “officers,” “employees,” “general counsel or the appropriate compliance officer,” “representatives,” “agents,” “Covered Persons” and “insiders” include, and this Policy applies to, individuals that are employed by NexPoint Real Estate Advisors X, L.P. (the “Adviser”), or an affiliate of the Adviser, and perform roles on behalf of the Company pursuant to the Advisory Agreement by and among the Company and the Adviser, as may be amended or restated from time to time.

Adopted and Approved: July 24, 2023

7

ANNEX A

Covered Persons

James Dondero

Dustin Norris

Brian Mitts

Matt McGraner

Scott Kavanaugh

Arthur Laffer

Paul Richards

Dave Willmore

Tom Chapline

Matt Goetz

Frank Waterhouse

Will Mabry

Edward Constantino

D.C. Sauter

Carol Swain

Catherine Wood

A-1

ANNEX B

ACKNOWLEDGEMENT OF POLICY

NexPoint Diversified Real Estate Trust
300 Crescent Court

Suite 700

Dallas, Texas 75201

To the Board of Trustees:

I acknowledge that I have read and understand the NexPoint Diversified Real Estate Trust Insider Trading Policy and agree to abide by its provisions.

Signature:

Name (Please Print):

Date:

Address:

Email:

B-1

ANNEX C

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Sample Broker Instruction/Representation Letter

(Name of Employee)
(Address)
(Telephone/Fax/E-mail)

(Date)

(Name of Broker)
(Name of Brokerage House)
(Address)

Dear (Name of Broker):

With regard to my holdings of securities in NexPoint Diversified Real Estate Trust (the “Company”) and those of my related parties, (names of related parties), held in my account with you, I instruct you:

1.	Not to enter any order (except for orders under and pursuant to pre-approved Rule 10b5-1 plans) without first:

•	verifying with the Company that the transaction was pre-cleared by calling [●], at [●], or the [●] at [●]; and
•	complying with your firm’s compliance procedures (e.g., Rule 144)

2.

To report immediately to the Company via telephone at [●]; and in writing via e-mail to [●] or [●] or by fax to [●] the details of every transaction involving Company shares including gifts, transfers, pledges, and all Rule 10b5-1 transactions.

Please execute and return both of the enclosed copies of this representation letter in the enclosed business-reply envelope to:

NexPoint Diversified Real Estate Trust
300 Crescent Court

Suite 700

Dallas, Texas 75201

Sincerely,

/s/ (Employee)

Acknowledgement

On behalf of (Name of Brokerage Firm) and myself, I acknowledge the foregoing instructions with regard to the holdings of (Name of Insider) and his/her related parties holdings of securities of NexPoint Diversified Real Estate Trust and signify my agreement to comply with them.

/s/             Date_____/_____/_____
Name of Broker

C-1

Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
Entegra-NHF Holdco, LLC	Delaware
NexPoint Diversified Real Estate Trust OP GP, LLC	Delaware
NexPoint Diversified Real Estate Trust Operating Partnership, L.P.	Delaware
NexPoint Dominion Land, LLC	Delaware
NexPoint Real Estate Capital, LLC	Delaware
NexPoint Real Estate Opportunities, LLC	Delaware
NHF TRS, LLC	Delaware

Exhibit 23.1

KPMG LLP Suite 1400 2323 Ross Avenue Dallas, TX 75201-2721

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement No. 333-269602 on Form S-8 of our reports dated March 13, 2024, with respect to the consolidated financial statements of NexPoint Diversified Real Estate Trust and the effectiveness of internal control over financial reporting.

Dallas, Texas
March 13, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the registration statement No. 333-269602 on Form S-8 of our report dated March 10, 2022, relating to the financial statements of NexPoint Diversified Real Estate Trust, for the year ended December 31, 2021.

COHEN & COMPANY, LTD.

Cleveland, Ohio March 13, 2024

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Dondero, certify that:

1.	I have reviewed this Annual Report on Form 10-K of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 13, 2024

/s/ Jim Dondero
Jim Dondero
President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Mitts, certify that:

1.	I have reviewed this Annual Report on Form 10-K of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 13, 2024

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NexPoint Diversified Real Estate Trust (the “Company”) for the fiscal year ending December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Jim Dondero, President of the Company, and Brian Mitts, Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 13, 2024	/s/ Jim Dondero
Jim Dondero President (Principal Executive Officer)

Dated: March 13, 2024	/s/ Brian Mitts
Brian Mitts Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary (Principal Financial Officer)

Exhibit 3.1

RESTATED CERTIFICATE OF TRUST

OF

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Pursuant to Title 12, Section 3810(c) of the Delaware Statutory Trust Act (the “DSTA”), the undersigned Trustee, desiring to amend and restate the Certificate of Trust (the “Certificate”) of NexPoint Diversified Real Estate Trust, originally formed under the name Highland Credit Strategies Fund by filing the original Certificate with the Secretary of State of Delaware on March 10, 2006, executed the following Restated Certificate of Trust:

1.	The name of the statutory trust is NexPoint Diversified Real Estate Trust (the “Trust”).
2.	The name and business address of a trustee meeting the requirements of Section 3807 of the DSTA is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.
3.	This Restated Certificate of Trust shall be effective upon filing.
4.	The Trust is no longer registered as an investment company under the Investment Company Act of 1940.

IN WITNESS WHEREOF, the undersigned have executed this Restated Certificate of Trust this 1st day of July, 2022.

TRUSTEE:
Not in his individual capacity but solely as a trustee
By:	/s/ Ed Constantino
Name:	Ed Constantino

Exhibit 3.2

Execution Version

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

AGREEMENT AND DECLARATION OF TRUST

As of July 1, 2022

i

6.8	Transfer of Shares	12
6.9	Notices	12
ARTICLE VII
Custodians
7.1	Appointment and Duties	13
7.2	Central Certificate System	13
ARTICLE VIII
Redemption
8.1	Redemptions	13
8.2	Disclosure of Holding	13
ARTICLE IX
Determination of Net Asset Value Net Income and Distributions
9.1	Net Asset Value	13
9.2	Distributions to Shareholders	13
9.3	Power to Modify Foregoing Procedures	14
ARTICLE X
Shareholders
10.1	Meetings of Shareholders	14
10.2	Voting	14
10.3	Notice of Meeting and Record Date	15
10.4	Quorum and Required Vote	15
10.5	Proxies, etc.	15
10.6	Reports	16
10.7	Inspection of Records	16
10.8	Shareholder Action by Written Consent	16
ARTICLE XI Duration; Termination of Trust; Amendment; Mergers, Etc.
11.1	Duration	16
11.2	Termination	16
11.3	Amendment Procedure	17
11.4	Merger, Consolidation and Sale of Assets	18
11.5	Subsidiaries	18
11.6	Conversion	18
11.7	Certain Transactions	19
ARTICLE XII Restrictions on Transfer and Ownership of Shares
12.1	Definitions	20
12.2	Shares	23
12.3	Transfer of Shares in Charitable Trust	27
12.4	NYSE Transactions	29
12.5	Enforcement	29

ii

12.6	Non-Waiver	29
12.7	Severability	29
ARTICLE XIII Delaware Trustee
13.1	Appointment	29
13.2	Concerning the Delaware Trustee	30
13.3	Compensation and Reimbursement of Expenses; Indemnity	32
13.4	Amendments	32
ARTICLE XIV Miscellaneous
14.1	Filing	32
14.2	Resident Agent	32
14.3	Governing Law	33
14.4	Counterparts	32
14.5	Reliance by Third Parties	33
14.6	Provisions in Conflict with Law or Regulation	33

iii

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

AGREEMENT AND DECLARATION OF TRUST

AGREEMENT AND DECLARATION OF TRUST, made as of July 1, 2022, by the Trustees hereunder.

WHEREAS, this Trust has been formed to carry on business as set forth more particularly hereinafter;

WHEREAS, this Trust is authorized to issue an unlimited number of its shares of beneficial interest all in accordance with the provisions hereinafter set forth;

WHEREAS, the Trustees have agreed to manage all property coming into their hands as Trustees of a Delaware statutory trust in accordance with the provisions hereinafter set forth; and

WHEREAS, the parties hereto intend that the Trust created by the Declaration and the Certificate of Trust shall constitute a statutory trust under the Delaware Statutory Trust Act and that this Declaration shall constitute the governing instrument of such statutory trust.

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities, and other assets which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares of beneficial interest in this Trust as hereinafter set forth.

ARTICLE I

THE TRUST

1.1 Name. This Trust shall be known as the “NexPoint Diversified Real Estate Trust” and the Trustees shall conduct the business of the Trust under that name or any other name or names as they may from time to time determine.

1.2 Definitions. As used in this Declaration, the following terms shall have the following meanings:

“1940 Act” shall mean the Investment Company Act of 1940 and the rules and regulations promulgated thereunder and exemptions granted therefrom, as amended from time to time.

“Affiliated Person” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, have the meanings given to it in the 1940 Act.

“Assignment” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, have the meanings given to it in the 1940 Act.

“Board of Trustees” shall mean the Trustees collectively.

“Bylaws” shall mean the Bylaws of the Trust as amended from time to time by the Trustees, which Bylaws are expressly herein incorporated by reference as part of the “governing instrument” within the meaning of the DSTA.

1

“Certificate of Trust” shall mean the Certificate of Trust filed with the Secretary of State of the State of Delaware on March 10, 2006, as amended and/or restated from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commission” shall mean the Securities and Exchange Commission.

“Declaration” shall mean the Agreement and Declaration of Trust, initially made as of March 10, 2006, as amended, supplemented or amended and restated from time to time.

“Delaware Statutory Trust Act” or “DSTA” shall mean the provisions of the Delaware Statutory Trust Act, 12 Del. C. § 3801, et seq., as such Act may be amended from time to time.

“Delaware Trustee” shall have the meaning set forth in Section 13.1 of this Declaration.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fundamental Policies” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, mean the investment policies and restrictions as set forth from time to time in any Registration Statement of the Trust filed with the Commission and designated as fundamental policies therein, as they may be amended from time to time in accordance with the requirements of the 1940 Act.

“Indemnified DE Trustee Expenses” shall have the meaning set forth in Section 13.3 of this Declaration.

“Indemnified DE Trustee Parties” shall have the meaning set forth in Section 13.3 of this Declaration.

“Interested Person” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, have the meanings given to it in the 1940 Act.

“Majority Shareholder Vote” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, mean a vote of “a majority of the outstanding voting securities” (as such term is defined in the 1940 Act) of the Trust with each class and series of Shares voting together as a single class, except to the extent otherwise required by the 1940 Act or this Declaration with respect to any one or more classes or series of Shares, in which case the applicable proportion of such classes or series of Shares voting as a separate class or series, as case may be, also will be required.

“Person” shall mean and include individuals, corporations, partnerships, trusts, limited liability companies, associations, joint ventures and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof.

“Principal Underwriter” shall, for so long as the Trust shall remain registered as an investment company under the 1940 Act, have the meanings given to it in the 1940 Act.

“Prospectus” shall mean the Prospectus of the Trust, if any, as in effect from time to time under the Securities Act of 1933, as amended.

“Shareholders” shall mean as of any particular time the holders of record of outstanding Shares of the Trust, at such time.

2

“Shares” shall mean the transferable units of beneficial interest into which the beneficial interest in the Trust shall be divided from time to time and includes fractions of Shares as well as whole Shares. In addition, Shares also means any preferred shares or preferred units of beneficial interest which may be issued from time to time, as described herein. All references to Shares shall be deemed to be Shares of any or all series or classes as the context may require.

“Trust” shall mean the trust established by this Declaration, as amended from time to time, inclusive of each such amendment.

“Trust Property” shall mean as of any particular time any and all property, real or personal, tangible or intangible, which at such time is owned or held by or for the account of the Trust or the Trustees in such capacity.

“Trustees” shall mean the signatories to this Declaration (but for purposes of this Declaration shall not be deemed to include the Delaware Trustee), so long as they shall continue in office in accordance with the terms hereof, and all other persons who at the time in question have been duly elected or appointed and have qualified as trustees in accordance with the provisions hereof and are then in office.

ARTICLE II
TRUSTEES

2.1 Number and Qualification. The number of Trustees shall be determined by a written instrument signed by a majority of the Trustees then in office. Except as otherwise provided from time to time by a majority of the Trustees, the number of Trustees shall be no less than two or more than eleven. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term. An individual nominated as a Trustee shall not be under legal disability and shall have such other qualifications, satisfy such other requirements and be subject to such other limitations as may be determined from time to time by a majority of the Trustees. Trustees need not own Shares and may succeed themselves in office.

2.2 Term and Election. Beginning at the annual meeting of Shareholders to be held in 2023, the Trustees shall be elected at an annual meeting of the Shareholders or special meeting in lieu thereof called for that purpose by a majority of the Trustees then in office or, if no such Trustee then exists, by the President, for terms that will expire at the next annual meeting of Shareholders or until their successors shall have been elected and qualified; provided that the term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee.

2.3 Resignation and Removal. Any of the Trustees may resign their trust (without need for prior or subsequent accounting) by an instrument in writing signed by such Trustee and delivered or mailed to the Trustees or the Chairman, if any, the President or the Secretary and such resignation shall be effective upon such delivery, or at a later date according to the terms of the instrument. Any of the Trustees may be removed (provided the aggregate number of Trustees after such removal shall not be less than the minimum number required by Section 2.1 hereof), with or without cause, by the affirmative vote of a majority of the remaining Trustees. Upon the resignation or removal of a Trustee, each such resigning or removed Trustee shall execute and deliver such documents as the remaining Trustees shall require for the purpose of conveying to the Trust or the remaining Trustees any Trust Property held in the name of such resigning or removed Trustee. Upon the incapacity or death of any Trustee, such Trustee’s legal representative shall execute and deliver on such Trustee’s behalf such documents as the remaining Trustees shall require as provided in the preceding sentence.

3

2.4 Vacancies. Whenever a vacancy in the Board of Trustees shall occur, the remaining Trustees may fill such vacancy by appointing an individual having the qualifications applicable to Trustees by a written instrument signed by a majority of the Trustees then in office or may leave such vacancy unfilled or may reduce the number of Trustees; provided the aggregate number of Trustees after such reduction shall not be less than the minimum number required by Section 2.1 hereof; provided, further, that if the Shareholders of any class or series of Shares are entitled separately to elect one or more Trustees, a majority of the remaining Trustees or the sole remaining Trustee elected by that class or series may fill any vacancy among the number of Trustees elected by that class or series. Any vacancy created by an increase in Trustees may be filled by the appointment of an individual having the qualifications applicable to Trustees made by a written instrument signed by a majority of the Trustees then in office. No vacancy shall operate to annul this Declaration or to revoke any existing agency created pursuant to the terms of this Declaration. Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided herein, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Declaration. Each Trustee appointed in accordance with this Section 2.4 shall hold office until the next annual meeting of Shareholders or until his or her successor shall have been elected and qualified; provided that the term of office of such Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee.

2.5 Meetings. Meetings of the Trustees shall be held from time to time upon the call of the Chairman, if any, or the President or any two Trustees. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Bylaws or by resolution of the Trustees. Notice of any other meeting shall be given by the Secretary and shall be delivered to the Trustees orally as soon as practicable before the meeting, but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been properly called or convened. Any time there is more than one Trustee, a quorum for all meetings of the Trustees shall be determined from time to time by a majority of the Trustees then in office. Unless provided otherwise in this Declaration or the Bylaws and, for so long as the Trust shall remain registered as an investment company under the 1940 Act, except as required under the 1940 Act, any action of the Trustees may be taken at a meeting by vote of a majority of the Trustees present (a quorum being present) or without a meeting by written consent of a majority of the Trustees.

Any committee of the Trustees, including an executive committee, if any, may act with or without a meeting. A quorum for all meetings of any such committee shall be such number as the applicable committee charter may provide. Unless provided otherwise in this Declaration, the Bylaws or the applicable committee charter, any action of any such committee may be taken at a meeting by vote of a majority of the members present (a quorum being present) or without a meeting by written consent of all of the members.

For so long as the Trust shall remain registered as an investment company under the 1940 Act, with respect to actions of the Trustees and any committee of the Trustees, Trustees who are Interested Persons in any action to be taken may be counted for quorum purposes under this Section and shall be entitled to vote to the extent not prohibited by the 1940 Act.

All or any one or more Trustees may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in a meeting pursuant to any such communications system shall constitute presence in person at such meeting, subject, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the requirements of the 1940 Act with respect to attendance in person.

4

2.6 Officers. The Trustees shall elect a President, a Secretary and a Treasurer and may elect a Chairman who shall serve at the pleasure of the Trustees or until their successors are elected. The Trustees may elect or appoint or may authorize the Chairman, if any, or President to appoint such other officers or agents with such powers as the Trustees may deem to be advisable. A Chairman shall, and the President, Secretary and Treasurer may, but need not, be a Trustee.

ARTICLE III
POWERS AND DUTIES OF TRUSTEES

3.1 General. Trustees shall act in good faith in the manner they reasonably believe to be in the best interest of the Trust as a whole. The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Declaration. The Trustees may perform such acts as in their sole discretion are proper for conducting the business of the Trust. The enumeration of any specific power herein shall not be construed as limiting the aforesaid power. Such powers of the Trustees may be exercised without order of or resort to any court.

3.2 Investments. The Trustees shall have power, subject, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the Fundamental Policies in effect from time to time with respect to the Trust, to:

(a) manage, conduct, operate and carry on any lawful business activity;

(b) subscribe for, invest in, reinvest in, purchase or otherwise acquire, hold, pledge, sell, assign, transfer, exchange, distribute or otherwise deal in or dispose of any and all sorts of property, tangible or intangible, including but not limited to interests in real estate and securities of any type whatsoever, whether equity or non-equity, of any issuer, evidences of indebtedness of any person and any other rights, interests, instruments or property of any sort and to exercise any and all rights, powers and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more Persons to exercise any of said rights, powers and privileges in respect of any of said investments. The Trustees shall not be limited by any law limiting the investments which may be made by fiduciaries.

3.3 Legal Title. Legal title to all the Trust Property shall be vested in the Trustees as joint tenants except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of the Trust, or in the name of any other Person as nominee, custodian or pledgee, on such terms as the Trustees may determine; provided that the interest of the Trust therein is appropriately protected.

The right, title and interest of the Trustees in the Trust Property shall vest automatically in each person who may hereafter become a Trustee upon his due election and qualification. Upon the ceasing of any person to be a Trustee for any reason, such person shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee in the Trust Property shall vest automatically in the remaining Trustees. Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered.

3.4 Issuance and Repurchase of Shares. The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in, Shares, including Shares in fractional denominations, and, subject to the more detailed provisions set forth in ARTICLE VIII and ARTICLE IX, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property whether capital or surplus or otherwise, to the full extent now or hereafter permitted under the DSTA.

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3.5 Borrow Money or Utilize Leverage. Subject to the Fundamental Policies in effect from time to time with respect to the Trust, the Trustees shall have the power to borrow money or otherwise obtain credit or utilize leverage to the maximum extent permitted by law or regulation as such may be needed from time to time and to secure the same by mortgaging, pledging or otherwise subjecting as security the assets of the Trust, including the lending of portfolio securities, and to endorse, guarantee, or undertake the performance of any obligation, contract or engagement of any other person, firm, association or corporation.

3.6 Delegation; Committees. The Trustees shall have the power, consistent with their continuing exclusive authority over the management of the Trust and the Trust Property, to delegate from time to time to such of their number or to officers, employees or agents of the Trust the doing of such things, including any matters set forth in this Declaration, and the execution of such instruments either in the name of the Trust or the names of the Trustees or otherwise as the Trustees may deem expedient. The Trustees may designate one or more committees which shall have all or such lesser portion of the authority of the entire Board of Trustees as the Trustees shall determine from time to time except, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the extent action by the entire Board of Trustees or particular Trustees is required by the 1940 Act.

3.7 Collection and Payment. The Trustees shall have power to collect all property due to the Trust; to pay all claims, including taxes, against the Trust Property or the Trust, the Trustees or any officer, employee or agent of the Trust; to prosecute, defend, compromise or abandon any claims relating to the Trust Property or the Trust, or the Trustees or any officer, employee or agent of the Trust; to foreclose any security interest securing any obligations, by virtue of which any property is owed to the Trust; and to enter into releases, agreements and other instruments. The Shareholders shall have no power to vote as to whether or not a court action, legal proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders.

3.8 Expenses. The Trustees shall have power to incur and pay out of the assets or income of the Trust any expenses which in the opinion of the Trustees are necessary or incidental to carry out any of the purposes of this Declaration, and the business of the Trust, and to pay reasonable compensation from the funds of the Trust to themselves as Trustees. The Trustees shall fix the compensation of all officers, employees and Trustees. The Trustees may pay themselves such compensation for special services, including legal, underwriting, syndicating and brokerage services, as they in good faith may deem reasonable and reimbursement for expenses reasonably incurred by themselves on behalf of the Trust. The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, Shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends or distributions owed such Shareholder and/or by reducing the number of shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

3.9 Bylaws. The Trustees shall have the exclusive authority to adopt and from time to time amend or repeal Bylaws for the conduct of the business of the Trust.

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3.10 Miscellaneous Powers. The Trustees shall have the power to: (a) employ or contract with such Persons as the Trustees may deem desirable for the transaction of the business of the Trust; (b) enter into joint ventures, partnerships and any other combinations or associations; (c) purchase, and pay for out of Trust Property, insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisors, distributors, selected dealers or independent contractors of the Trust against all claims arising by reason of holding any such position or by reason of any action taken or omitted by any such Person in such capacity, whether or not constituting negligence, or whether or not the Trust would have the power to indemnify such Person against such liability; (d) establish pension, profit-sharing, share purchase, and other retirement, incentive and benefit plans for any Trustees, officers, employees and agents of the Trust; (e) make donations, irrespective of benefit to the Trust, for charitable, religious, educational, scientific, civic or similar purposes; (f) to the full extent permitted by law, indemnify any Person with whom the Trust has dealings, including, without limitation, any advisor, administrator, manager, transfer agent, custodian, distributor or selected dealer, or any other person as the Trustees may see fit to such extent as the Trustees shall determine; (g) guarantee indebtedness or contractual obligations of others; (h) determine and change the fiscal year of the Trust and the method in which its accounts shall be kept; (i) notwithstanding the Fundamental Policies of the Trust, convert the Trust to a master-feeder structure; provided, however, for so long as the Trust shall remain registered as an investment company under the 1940 Act, the Trust obtains the approval of shareholders holding at least a majority of the Trust’s Shares present at a meeting of Shareholders at which a quorum is present; and (j) adopt a seal for the Trust but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

3.11 Further Powers. The Trustees shall have the power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without the State of Delaware, in any and all states of the United States of America, in the District of Columbia, in any foreign country and in any and all commonwealths, municipalities, territories, dependencies, colonies, possessions, agencies or instrumentalities of the United States of America and of foreign governments, and to do all such other things and execute all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees. The Trustees will not be required to obtain any court order to deal with the Trust Property.

ARTICLE IV
ADVISORY, MANAGEMENT AND DISTRIBUTION ARRANGEMENTS

4.1 Advisory and Management Arrangements. Subject, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the requirements of the 1940 Act, the Trustees may in their discretion from time to time enter into advisory, administration or management contracts (including, in each case, one or more sub-advisory, sub-administration or sub-management contracts) whereby the other party to any such contract shall undertake to furnish such advisory, administrative and management services with respect to the Trust as the Trustees shall from time to time consider desirable and all upon such terms and conditions as the Trustees may in their discretion determine. Notwithstanding any provisions of this Declaration, the Trustees may authorize any advisor, administrator or manager (subject to such general or specific instructions as the Trustees may from time to time adopt) to exercise any of the powers of the Trustees, including to effect investment transactions with respect to the assets on behalf of the Trust to the full extent of the power of the Trustees to effect such transactions or may authorize any officer, employee or Trustee to effect such transactions pursuant to recommendations of any such advisor, administrator or manager (and all without further action by the Trustees). Any such investment transaction shall be deemed to have been authorized by all of the Trustees.

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4.2 Distribution Arrangements. Subject, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the requirements of the 1940 Act, the Trustees may retain underwriters and/or placement agents to sell Shares and other securities of the Trust. The Trustees may in their discretion from time to time enter into one or more contracts, providing for the sale of securities of the Trust, whereby the Trust may either agree to sell such securities to the other party to the contract or appoint such other party its sales agent for such securities. In either case, the contract shall be on such terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this ARTICLE IV or the Bylaws; and such contract may also provide for the repurchase or sale of securities of the Trust by such other party as principal or as agent of the Trust and may provide that such other party may enter into selected dealer agreements with registered securities dealers and brokers and servicing and similar agreements with persons who are not registered securities dealers to further the purposes of the distribution or repurchase of the securities of the Trust.

4.3 Parties to Contract. Any contract of the character described in Sections 4.1 and 4.2 of this ARTICLE IV or in ARTICLE VII hereof or otherwise may be entered into with any Person, although one or more of the Trustees, officers or employees of the Trust may be an officer, director, trustee, shareholder, or member of such other party to the contract, and no such contract shall be invalidated or rendered voidable by reason of the existence of any such relationship, nor shall any Person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Trust under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom; provided that the contract when entered into was reasonable and fair and not in violation of this Declaration or the Bylaws. The same Person may be the other party to contracts entered into pursuant to Sections 4.1 and 4.2 above or ARTICLE VII hereof or otherwise, and any individual may be financially interested or otherwise affiliated with Persons who are parties to any or all of the contracts mentioned in this Section 4.3.

ARTICLE V
LIMITATIONS OF LIABILITY AND INDEMNIFICATION

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the limitation of personal liability provided under the DSTA. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only, for so long as the Trust shall remain registered as an investment company under the 1940 Act, liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

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5.2 Mandatory Indemnification. (a) Subject to any limitations or requirements contained in the Bylaws, the Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this ARTICLE V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful; provided, however, that, for so long as the Trust shall remain registered as an investment company under the 1940 Act, no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b) Notwithstanding the foregoing, for so long as the Trust shall remain registered as an investment company under the 1940 Act, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of Trustees not party to the action (or, for so long as the Trust shall remain registered as an investment company under the 1940 Act, the Disinterested Non-Party Trustees), or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the Bylaws of the Trust, any statute, agreement, vote of Shareholders or Trustees (provided that, for so long as the Trust shall remain registered as an investment company under the 1940 Act, such vote includes the vote of a majority of the Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

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(e) Subject to (1), for so long as the Trust shall remain registered as an investment company under the 1940 Act, any limitations provided by the 1940 Act and (2) this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent permitted by law and may indemnify or provide for the advance payment of expenses for such Persons; provided that such indemnification has been approved by a majority of the Trustees.

5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

ARTICLE VI

SHARES OF BENEFICIAL INTEREST

6.1 Beneficial Interest. The interest of the beneficiaries hereunder shall be divided into an unlimited number of transferable shares of beneficial interest, par value $.001 per share. All Shares issued in accordance with the terms hereof, including, without limitation, Shares issued in connection with a dividend in Shares or a split of Shares, shall be fully paid and, except as provided in the last sentence of Section 3.8, nonassessable when the consideration determined by the Trustees (if any) therefor shall have been received by the Trust.

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6.2 Other Securities. The Trustees may, subject, for so long as the Trust shall remain registered as an investment company under the 1940 Act, to the Fundamental Policies and the requirements of the 1940 Act, authorize and issue such other securities of the Trust as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Trustees see fit, including multiple classes of common shares, preferred interests, debt securities or other senior securities. To the extent that the Trustees authorize and issue additional shares of any class or series, they are hereby authorized and empowered to amend or supplement this Declaration as they deem necessary or appropriate, including to comply with the requirements of any applicable law or requirements imposed by the rating agencies or other Persons, all without the approval of Shareholders. Any such supplement or amendment shall be filed as is necessary. The Trustees are also authorized to take such actions and retain such persons as they see fit to offer and sell such securities.

6.3 Rights of Shareholders. The Shares shall be personal property giving only the rights in this Declaration specifically set forth. The ownership of the Trust Property of every description and the right to conduct any business herein before described are vested exclusively in the Trustees, and the Shareholders shall have no interest therein other than the beneficial interest conferred by their Shares, and they shall have no right to call for any partition or division of any property, profits, rights or interests of the Trust nor can they be called upon to share or assume any losses of the Trust or, subject to the right of the Trustees to charge certain expenses directly to Shareholders, as provided in the last sentence of Section 3.8, suffer an assessment of any kind by virtue of their ownership of Shares. The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights (except as specified in this Section 6.3, in Section 11.4 or as specified by the Trustees when creating any class or series of Shares).

6.4 Trust Only. It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a trust. Nothing in this Declaration shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of a joint stock association.

6.5 Issuance of Shares. The Trustees, in their discretion, may from time to time without vote of the Shareholders issue Shares including preferred shares that may have been established pursuant to Section 6.2, in addition to the then issued and outstanding Shares and Shares held in the treasury, to such party or parties and for such amount and type of consideration, including cash or property, at such time or times, and on such terms as the Trustees may determine, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with the assumption of, liabilities) and businesses. The Trustees may from time to time divide or combine the Shares into a greater or lesser number without thereby changing the proportionate beneficial interest in such Shares. Issuances and redemptions of Shares may be made in whole Shares and/or l/l,000ths of a Share or multiples thereof as the Trustees may determine.

6.6 Register of Shares. A register shall be kept at the offices of the Trust or any transfer agent duly appointed by the Trustees under the direction of the Trustees which shall contain the names and addresses of the Shareholders and the number of Shares held by them respectively and a record of all transfers thereof. Separate registers shall be established and maintained for each class or series of Shares. Each such register shall be conclusive as to who are the holders of the Shares of the applicable class or series of Shares and who shall be entitled to receive dividends or distributions or otherwise to exercise or enjoy the rights of Shareholders. No Shareholder shall be entitled to receive payment of any dividend or distribution, nor to have notice given to him as herein provided, until he has given his address to a transfer agent or such other officer or agent of the Trustees as shall keep the register for entry thereon. It is not contemplated that certificates will be issued for the Shares; however, the Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate fees therefore and rules and regulations as to their use.

6.7 Transfer Agent and Registrar. The Trustees shall have power to employ a transfer agent or transfer agents, and a registrar or registrars, with respect to the Shares. The transfer agent or transfer agents may keep the applicable register and record therein, the original issues and transfers, if any, of the said Shares. Any such transfer agents and/or registrars shall perform the duties usually performed by transfer agents and registrars of certificates of stock in a corporation, as modified by the Trustees.

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6.8 Transfer of Shares. Shares shall be transferable on the records of the Trust only by the record holder thereof or by its agent thereto duly authorized in writing, upon delivery to the Trustees or a transfer agent of the Trust of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters (including compliance with any securities laws and contractual restrictions) as may reasonably be required. Upon such delivery the transfer shall be recorded on the applicable register of the Trust. Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereof and neither the Trustees nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Any person becoming entitled to any Shares in consequence of the death, bankruptcy, or incompetence of any Shareholder, or otherwise by operation of law, shall be recorded on the applicable register of Shares as the holder of such Shares upon production of the proper evidence thereof to the Trustees or a transfer agent of the Trust, but until such record is made, the Shareholder of record shall be deemed to be the holder of such for all purposes hereof, and neither the Trustees nor any transfer agent or registrar nor any officer or agent of the Trust shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

6.9 Notices. Any and all notices to which any Shareholder hereunder may be entitled and any and all communications shall be deemed duly served or given (1) if mailed, postage prepaid, addressed to any Shareholder of record at his last known address as recorded on the applicable register of the Trust; (2) by press release or posting on the Trust’s publicly available website together in either case with the filing of a Form 8-K; or (3) such other method as the Trustees may determine.

ARTICLE VII

CUSTODIANS

7.1 Appointment and Duties. The Trustees shall at all times employ a custodian or custodians, for so long as the Trust shall remain registered as an investment company under the 1940 Act, meeting the qualifications for custodians for portfolio securities of investment companies contained in the 1940 Act, as custodian with respect to the assets of the Trust. Any custodian shall have authority as agent of the Trust as determined by the custodian agreement or agreements, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the Bylaws of the Trust and, for so long as the Trust shall remain registered as an investment company under the 1940 Act, the 1940 Act, including without limitation authority:

(1) to hold the securities owned by the Trust and deliver the same upon written order;

(2) to receive any receipt for any moneys due to the Trust and deposit the same in its own banking department (if a bank) or elsewhere as the Trustees may direct;

(3) to disburse such funds upon orders or vouchers;

(4) if authorized by the Trustees, to keep the books and accounts of the Trust and furnish clerical and accounting services; and

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(5) if authorized to do so by the Trustees, to compute the net income or net asset value of the Trust; all upon such basis of compensation as may be agreed upon between the Trustees and the custodian.

The Trustees may also authorize each custodian to employ one or more sub-custodians from time to time to perform such of the acts and services of the custodian and upon such terms and conditions, as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees; provided that, for so long as the Trust shall remain registered as an investment company under the 1940 Act, in every case such sub-custodian shall meet the qualifications for custodians contained in the 1940 Act.

7.2 Central Certificate System. Subject to such rules, regulations and orders as the Commission may adopt, the Trustees may direct the custodian to deposit all or any part of the securities owned by the Trust in a system for the central handling of securities established by a national securities exchange or a national securities association registered with the Commission under the Exchange Act, or such other Person as may be permitted by the Commission, or otherwise, for so long as the Trust shall remain registered as an investment company under the 1940 Act, in accordance with the 1940 Act, pursuant to which system all securities of any particular class of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities; provided that all such deposits shall be subject to withdrawal only upon the order of the Trust.

ARTICLE VIII

REDEMPTION

8.1 Redemptions. Except as otherwise provided by a majority of Trustees, the Shares of the Trust are not redeemable by the holders.

8.2 Disclosure of Holding. The holders of Shares or other securities of the Trust shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust as the Trustees deem necessary to comply with the provisions of the Code or other applicable laws or regulations, or to comply with the requirements of any other taxing or regulatory authority or as the Trustees may otherwise determine is necessary or desirable.

ARTICLE IX

DETERMINATION OF NET ASSET VALUE NET INCOME AND DISTRIBUTIONS

9.1 Net Asset Value. For so long as the Trust shall remain registered as an investment company under the 1940 Act, the net asset value of each outstanding Share of the Trust shall be determined at such time or times on such days as the Trustees may determine, in accordance with the 1940 Act. The method of determination of net asset value shall be determined by the Trustees and shall be as set forth in the Prospectus or as may otherwise be determined by the Trustees. The power and duty to make the net asset value calculations may be delegated by the Trustees and shall be as generally set forth in the Prospectus or as may otherwise be determined by the Trustees.

9.2 Distributions to Shareholders. (a) The Trustees shall from time to time distribute ratably among the Shareholders of any class of Shares, or any series of any such class, in accordance with the number of outstanding full and fractional Shares of such class or any series of such class, such proportion of the net profits, surplus (including paid-in surplus), capital, or assets held by the Trustees as they may deem proper or as may otherwise be determined in accordance with this Declaration. Any such distribution may be made in cash or property (including without limitation any type of obligations of the Trust or any assets thereof) or Shares of any class or series or any combination thereof, and the Trustees may distribute ratably among the Shareholders of any class of shares or series of any such class, in accordance with the number of outstanding full and fractional Shares of such class or any series of such class, additional Shares of any class or series in such manner, at such times, and on such terms as the Trustees may deem proper or as may otherwise be determined in accordance with this Declaration.

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(b) Distributions pursuant to this Section 9.2 may be among the Shareholders of record of the applicable class or series of Shares at the time of declaring a distribution or among the Shareholders of record at such later date as the Trustees shall determine and specify.

(c) The Trustees may always retain from the net profits such amount as they may deem necessary to pay the debts or expenses of the Trust or to meet obligations of the Trust, or as they otherwise may deem desirable to use in the conduct of its affairs or to retain for future requirements or extensions of the business.

(d) Inasmuch as the computation of net income and gains for Federal income tax purposes may vary from the computation thereof on the books, the above provisions shall be interpreted to give the Trustees the power in their discretion to distribute for any fiscal year as ordinary dividends and as capital gains distributions, respectively, additional amounts sufficient to enable the Trust to avoid or reduce liability for taxes.

9.3 Power to Modify Foregoing Procedures. Notwithstanding any of the foregoing provisions of this ARTICLE IX, the Trustees may prescribe, in their absolute discretion except, for so long as the Trust shall remain registered as an investment company under the 1940 Act, as may be required by the 1940 Act, such other bases and times for determining the per share asset value of the Trust’s Shares or net income, or the declaration and payment of dividends and distributions as they may deem necessary or desirable for any reason, including to enable the Trust to comply with any provision of the 1940 Act, or any securities exchange or association registered under the Exchange Act, or any order of exemption issued by the Commission, all as in effect now or hereafter amended or modified.

ARTICLE X

SHAREHOLDERS

10.1 Meetings of Shareholders. The Trust shall, to the extent required by applicable law, rules or regulations, hold annual meetings of the Shareholders. A special meeting of Shareholders may be called at any time by a majority of the Trustees or the President and shall be called by any Trustee for any proper purpose upon written request of Shareholders of the Trust holding in the aggregate not less than 51% of the outstanding Shares of the Trust or class or series of Shares having voting rights on the matter, such request specifying the purpose or purposes for which such meeting is to be called. Any shareholder meeting, including a special meeting, shall be held within or without the State of Delaware on such day and at such time as the Trustees shall designate.

10.2 Voting. Shareholders shall have no power to vote on any matter except matters on which a vote of Shareholders is required by this Section 10.2, Section 11.2(a), Section 11.3, Section 11.4, Section 11.6 and Section 11.7 of this Declaration or by resolution of the Trustees. This Declaration expressly provides that no matter for which voting is required by the Statutory Trust Act in the absence of the contrary provision in the Declaration shall require any vote. Except as otherwise provided herein, any matter required to be submitted to Shareholders and affecting one or more classes or series of Shares shall require approval by the required vote of all the affected classes and series of Shares voting together as a single class; provided, however, that as to any matter with respect to which a separate vote of any class or series of Shares is provided for by resolution of the Trustees, such requirement as to a separate vote by that class or series of Shares shall apply in addition to a vote of all the affected classes and series voting together as a single class. Shareholders of a particular class or series of Shares shall not be entitled to vote on any matter that affects only one or more other classes or series of Shares. There shall be no cumulative voting in the election or removal of Trustees.

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10.3 Notice of Meeting and Record Date. Notice of all meetings of Shareholders, stating the time, place and purposes of the meeting, shall be given by the Trustees by mail to each Shareholder of record entitled to vote thereat at its registered address, mailed at least 10 days and not more than 120 days before the meeting or otherwise in compliance with applicable law. Only the business stated in the notice of the meeting shall be considered at such meeting. Any postponed or adjourned meeting may be held as postponed or adjourned one or more times without further notice not later than 120 days after the original meeting date. For the purposes of determining the Shareholders who are entitled to notice of and to vote at any meeting the Trustees may, without closing the transfer books, fix a date not more than 120 nor less than 10 days prior to the date of such meeting of Shareholders as a record date for the determination of the Persons to be treated as Shareholders of record for such purposes.

10.4 Quorum and Required Vote. (a) Subject to such greater or lesser amount determined by the Trustees as to any or all matters, the holders of a majority of the Shares entitled to vote on any matter at a meeting present in person or by proxy shall constitute a quorum at such meeting of the Shareholders for purposes of conducting business on such matter. The absence from any meeting, in person or by proxy, of a quorum of Shareholders for action upon any given matter shall not prevent action at such meeting upon any other matter or matters which may properly come before the meeting, if there shall be present thereat, in person or by proxy, a quorum of Shareholders in respect of such other matters.

(b) Subject to any provision of this Declaration or a resolution of the Trustees specifying a greater or a lesser vote requirement for the transaction of any item of business at any meeting of Shareholders, (i) with respect to the election of Trustees, the affirmative vote of a plurality of the Shares represented in person or by proxy at any meeting at which a quorum is present shall be the act of the shareholders with respect to such matters, (ii) with respect to all other matters, the affirmative vote of a majority of the Shares present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the Shareholders with respect to such matter, and (iii) where a separate vote of one or more classes or series of Shares is required on any matter, the affirmative vote of a majority of the Shares of such class or series of Shares present in person or represented by proxy at the meeting shall be the act of the Shareholders of such class or series with respect to such matter. Any purported vote of any Shareholders which purported vote does not meet the requirements of applicable state or federal law may be disregarded as invalid if so determined by the Trustees or the chairman of any meeting of shareholders. In such event, such shares shall nevertheless be counted for purposes of determining whether a quorum is present.

10.5 Proxies, etc. At any meeting of Shareholders, any holder of Shares entitled to vote thereat may vote by properly executed proxy; provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Trust as the Secretary may direct, for verification prior to the time at which such vote shall be taken. Pursuant to a resolution of a majority of the Trustees, proxies may be solicited in the name of one or more Trustees or one or more of the officers or employees of the Trust. No proxy shall be valid after the expiration of 11 months from the date thereof, unless otherwise provided in the proxy. Only Shareholders of record shall be entitled to vote. Each full Share shall be entitled to one vote and fractional Shares shall be entitled to a vote of such fraction. When any Share is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Share. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise. If the holder of any such Share is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Share, he may vote by his guardian or such other person appointed or having such control, and such vote may be given in person or by proxy.

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10.6 Reports. The Trustees shall cause to be prepared at least annually and more frequently to the extent and in the form required by law, regulation or any exchange on which Trust Shares are listed a report of operations containing a balance sheet and statement of income and undistributed income of the Trust prepared in conformity with generally accepted accounting principles and an opinion of an independent public accountant on such financial statements. Copies of such reports shall be mailed to all Shareholders of record within the time required by applicable federal law or stock exchange requirements, and in any event within a reasonable period preceding any annual meeting of Shareholders. The Trustees shall, in addition, furnish to the Shareholders to the extent required by law, interim reports containing an unaudited balance sheet of the Trust as of the end of such period and an unaudited statement of income and surplus for the period from the beginning of the current fiscal year to the end of such period.

10.7 Inspection of Records. Shareholders shall have the right to inspect the records of the Trust, including, without limitation, Shareholder lists, documents, accounts and books of the Trust only to the extent inalienably granted under the DSTA; all other such rights whether or not provided in the DSTA are expressly precluded. All Shareholders’ requests to inspect the records of the Trust shall be submitted by Shareholders to the Trustees in writing. Upon receipt of such requests, the Trustees may in their discretion establish procedures for any permitted inspections. To preserve the integrity of the Trust’s records, the Trustees may provide certified copies of Trust records rather than originals. The Trustees shall not be required to create records or obtain records from third parties to satisfy Shareholders’ requests. The Trustees may require Shareholders to pay in advance or otherwise indemnify the Trust for the costs and expenses of Shareholders’ inspection of records. Nothing in this Section 10.7 is intended nor shall be construed to permit Shareholders to inspect the records of the Trust except as may be required by the DSTA or permitted by the Trustees in their discretion.

10.8 Shareholder Action by Written Consent. Except as otherwise provided by a majority of the Trustees then in office, shareholder action may only be taken at a duly called and held meeting of Shareholders called for such purpose, and not by written consent.

ARTICLE XI

DURATION; TERMINATION OF TRUST; AMENDMENT; MERGERS, ETC.

11.1 Duration. Subject to possible termination in accordance with the provisions of Section 11.2 hereof, the Trust created hereby shall have perpetual existence.

11.2 Termination. (a) The Trust may be dissolved, only upon approval of not less than 80% of the Trustees. Upon the dissolution of the Trust:

(i) The Trust shall carry on no business except for the purpose of winding up its affairs.

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(ii) The Trustees shall proceed to wind up the affairs of the Trust and all of the powers of the Trustees under this Declaration shall continue until the affairs of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, collect its assets, sell, convey, assign, exchange, merge where the Trust is not the survivor, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more Persons at public or private sale for consideration which may consist in whole or in part in cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; provided that any sale, conveyance, assignment, exchange, merger in which the Trust is not the survivor, transfer or other disposition of all or substantially all the Trust Property of the Trust (measured at the time that such termination was originally approved by 80% of the Trustees as set forth in this Section 11.2(a)) shall require approval of the principal terms of the transaction and the nature and amount of the consideration by Shareholders with the same vote as set forth under Section 11.3(b) of this Declaration.

(iii) After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and refunding agreements, as they deem necessary for their protection, the Trustees may distribute the remaining Trust Property, in cash or in kind or partly each, among the Shareholders according to their respective rights.

(b) After the winding up and termination of the Trust and distribution to the Shareholders as herein provided, a majority of the Trustees shall execute and lodge among the records of the Trust an instrument in writing setting forth the fact of such termination and shall execute and file a Certificate of Cancellation with the Secretary of State of the State of Delaware. Upon termination of the Trust, the Trustees shall thereupon be discharged from all further liabilities and duties hereunder, and the rights and interests of all Shareholders shall thereupon cease.

11.3 Amendment Procedure. (a) This Declaration may only be amended if such amendment is approved by a majority of the Trustees. Except as provided in Section 11.3(b), the Trustees may amend this Declaration without any vote of Shareholders of any class or series to divide the Shares of the Trust into one or more classes or additional classes, or one or more series of any such class or classes, to determine the rights, powers, preferences, limitations and restrictions of any class or series of Shares, to change the name of the Trust or any class or series of Shares, to make any change that does not adversely affect the relative rights or preferences of any individual Shareholder as compared to the rights and preferences of other Shareholders of the same class and series of Shares, as they may deem necessary or appropriate.

(b) No amendment may be made to Section 5.1, Section 5.2, Section 10.2 Section 11.2(a), this Section 11.3, Section 11.4, Section 11.6 or Section 11.7 of this Declaration and no amendment may be made to this Declaration which would change any rights with respect to any Shares of the Trust by reducing any stated amount payable thereon in preference over all other classes or series of Shares upon liquidation of the Trust or by eliminating any voting rights pertaining thereto set forth in Section 10.2 of this Declaration (provided that nothing in this Section 11.3(b) shall limit the ability of the Trustees to authorize, and to cause the Trust to issue, other securities pursuant to Section 6.2), except after a majority of the Trustees have approved a resolution therefor, by the affirmative vote of the holders of not less than seventy-five percent (75%) of the Shares of each affected class or series outstanding, voting as separate classes or series, unless such amendment has been approved by 80% of the Trustees, in which case approval of Shareholders as set forth in Section 10.4 shall be required. Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Shareholders, Trustees, officers, employees and agents of the Trust or to permit assessments upon holders of then outstanding Shares.

(c) To the extent that Shareholders are entitled to vote on any matter that in the judgement of the Board of Trustees would prevent, impede or make less efficient or more costly the implementation of the proposals adopted by Shareholders at the special meeting of Shareholders held on August 28, 2020 or the realization of the benefits sought thereby, notwithstanding any other provision of the Declaration, such matter shall, unless otherwise determined by the vote of at least 80% of the Board of Trustees, require the affirmative vote of not less than 75% of the outstanding Shares.

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(d) An amendment duly adopted by the requisite vote of the Board of Trustees and, if required, the Shareholders as aforesaid, shall become effective at the time of such adoption or at such other time as may be designated by the Board of Trustees or Shareholders, as the case may be. A certification in recordable form signed by a majority of the Trustees setting forth an amendment and reciting that it was duly adopted by the Trustees and, if required, the Shareholders as aforesaid, or a copy of the Declaration, as amended, in recordable form, and executed by a majority of the Trustees, shall be conclusive evidence of such amendment when lodged among the records of the Trust or at such other time designated by the Board.

11.4 Merger, Consolidation and Sale of Assets. Except as provided in Section 11.7, the Trust may merge or consolidate with any other corporation, association, trust or other organization or may sell, lease or exchange all or substantially all of the Trust Property or the property, including its good will, upon such terms and conditions and for such consideration when and as authorized by two-thirds of the Trustees; provided that any merger or consolidation in which the Trust is not the surviving entity, or sale, lease or exchange of all or substantially all of the Trust Property of the Trust (measured at the time that such transaction was originally approved by two-thirds of the Trustees as set forth in this Section 11.4) shall require approval by Shareholders as set forth under Section 11.3(b) of this Declaration and any such merger, consolidation, sale, lease or exchange shall be determined for all purposes to have been accomplished under and pursuant to the laws of the State of Delaware.

11.5 Subsidiaries. Without approval by Shareholders, the Trustees may cause to be organized or assist in organizing one or more corporations, trusts, partnerships, associations or other organizations to take over all of the Trust Property or to carry on any business in which the Trust shall directly or indirectly have any interest, and to sell, convey and transfer all or a portion of the Trust Property to any such corporation, trust, limited liability company, association or organization in exchange for the shares or securities thereof, or otherwise, and to lend money to, subscribe for the shares or securities of, and enter into any contracts with any such corporation, trust, limited liability company, partnership, association or organization, or any corporation, partnership, trust, limited liability company, association or organization in which the Trust holds or is about to acquire shares or any other interests.

11.6 Conversion. Notwithstanding any other provisions of this Declaration or the Bylaws of the Trust, for so long as the Trust shall remain registered as an investment company under the 1940 Act, a favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than seventy-five percent (75%) of the Shares of each affected class or series outstanding, voting as separate classes or series, shall be required to approve, adopt or authorize an amendment to this Declaration that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by 80% of the Trustees, in which case approval by a Majority Shareholder Vote shall be required. Upon the adoption of a proposal to convert the Trust from a “closed- end company” to an “open-end company” as those terms are defined by the 1940 Act and the necessary amendments to this Declaration to permit such a conversion of the Trust’s outstanding Shares entitled to vote, the Trust shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Trust and any national securities exchange.

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11.7 Certain Transactions. (a) Notwithstanding any other provision of this Declaration and subject to the exceptions provided in paragraph (d) of this Section 11.7, the types of transactions described in paragraph (c) of this Section 11.7 shall require the affirmative vote or consent of a majority of the Trustees then in office followed by the affirmative vote of the holders of not less than seventy-five percent (75%) of the Shares of each affected class or series outstanding, voting as separate classes or series, when a Principal Shareholder (as defined in paragraph (b) of this Section 11.7) is a party to the transaction. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of Shares otherwise required by law or by the terms of any class or series of preferred stock, whether now or hereafter authorized, or any agreement between the Trust and any national securities exchange.

(b) The term “Principal Shareholder” shall mean any corporation, Person or other entity which is the beneficial owner, directly or indirectly, of five percent (5%) or more of the outstanding Shares of all outstanding classes or series and shall include any affiliate or associate, as such terms are defined in clause (ii) below, of a Principal Shareholder. For the purposes of this Section 11.7, in addition to the Shares which a corporation, Person or other entity beneficially owns directly, (a) any corporation, Person or other entity shall be deemed to be the beneficial owner of any Shares (i) which it has the right to acquire pursuant to any agreement or upon exercise of conversion rights or warrants, or otherwise (but excluding share options granted by the Trust) or (ii) which are beneficially owned, directly or indirectly (including Shares deemed owned through application of clause (i) above), by any other corporation, Person or entity with which its “affiliate” or “associate” (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of Shares, or which is its “affiliate” or “associate” as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, and (b) the outstanding Shares shall include Shares deemed owned through application of clauses (i) and (ii) above but shall not include any other Shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights or warrants, or otherwise.

(c) This Section 11.7 shall apply to the following transactions:

(i) The merger or consolidation of the Trust or any subsidiary of the Trust with or into any Principal Shareholder.

(ii) The issuance of any securities of the Trust to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan).

(iii) The sale, lease or exchange of all or any substantial part of the assets of the Trust to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.)

(iv) The sale, lease or exchange to the Trust or any subsidiary thereof, in exchange for securities of the Trust, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Trust, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

(d) The provisions of this Section 11.7 shall not be applicable to (i) any of the transactions described in paragraph (c) of this Section 11.7 if 80% of the Trustees shall by resolution have approved a memorandum of understanding with such Principal Shareholder with respect to and substantially consistent with such transaction, in which case approval by Shareholders as set forth in Section 10.4 of this Declaration shall be the only vote of Shareholders required by this Section 11.7, or (ii) any such transaction with any entity of which a majority of the outstanding shares of all classes and series of a stock normally entitled to vote in elections of directors is owned of record or beneficially by the Trust and its subsidiaries.

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(e) The Board of Trustees shall have the power and duty to determine for the purposes of this Section 11.7 on the basis of information known to the Trust whether (i) a corporation, person or entity beneficially owns five percent (5%) or more of the outstanding Shares of any class or series, (ii) a corporation, person or entity is an “affiliate” or “associate” (as defined above) of another, (iii) the assets being acquired or leased to or by the Trust or any subsidiary thereof constitute a substantial part of the assets of the Trust and have an aggregate fair market value of less than 2% of the total assets of the Trust, and (iv) the memorandum of understanding referred to in paragraph (d) hereof is substantially consistent with the transaction covered thereby. Any such determination shall be conclusive and binding for all purposes of this Section 11.7.

ARTICLE XII

RESTRICTIONS ON TRANSFER AND OWNERSHIP OF SHARES

REIT Qualification. If the Trust elects to qualify for federal income tax treatment as a REIT (as defined below in Section 12.1), the Board of Trustees shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Trust as a REIT; however, if the Board of Trustees determines that it is no longer in the best interests of the Trust to attempt to, or continue to, qualify as a REIT, the Board of Trustees may revoke or otherwise terminate the Trust’s REIT election pursuant to Section 856(g) of the Code. The Board of Trustees, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in this Article XII is no longer required for REIT qualification and (b) make any other determination or take any other action pursuant to this Declaration or the Bylaws.

Excess Inclusion Income. To the extent that NXDT has incurred or the Board of Trustees determines that NXDT will incur any tax pursuant to Section 860E(e)(6) of the Code as the result of any “excess inclusion” income (within the meaning of Section 860E of the Code) of NXDT that is allocable to a stockholder that is a “disqualified organization” (as defined in Section 860E(e)(5) of the Code), the Board of Trustees may, in its sole discretion, cause NXDT to allocate such tax solely to the stock held by such disqualified organization in the manner described in Treasury Regulation Section 1.860E-2(b)(4), by reducing from one or more distributions paid to such stockholder the tax incurred by NXDT pursuant to Section 860E(e)(6) as a result of such stockholder’s stock ownership.

12.1 Definitions. For the purpose of this Article XII, the following terms shall have the following meanings:

Aggregate Share Ownership Limit. The term “Aggregate Share Ownership Limit” shall mean 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding Shares of any class or series, or such other percentage determined by the Board of Trustees in accordance with Section 12.2.8 of the Declaration. The value and number of the outstanding Shares shall be determined by the Board of Trustees, which determination shall be conclusive for all purposes hereof. For the purposes of determining the percentage ownership of Shares by any Person, Shares that may be acquired upon conversion, exchange or exercise of any securities of NXDT directly or constructively held by such Person, but not Shares issuable with respect to the conversion, exchange or exercise of securities for NXDT held by other Persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

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Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Shares by a Person, whether the interest in the Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) and 856(h)(3) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in Texas or New York are authorized or required by law, regulation or executive order to close.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 12.3.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Charitable Trust. The term “Charitable Trust” shall mean any trust provided for in Section 12.3.1.

Charitable Trustee. The term “Charitable Trustee” shall mean the Person unaffiliated with NXDT and a Prohibited Owner that is appointed by NXDT to serve as trustee of the Charitable Trust.

Common Share Ownership Limit. The term “Common Share Ownership Limit” shall mean 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding common shares of beneficial interest of NXDT, par value $0.001 per share (“Common Shares”), or such other percentage determined by the Board of Trustees in accordance with Section 12.2.8 of the Declaration. The value and number of the outstanding Common Shares shall be determined by the Board of Trustees, which determination shall be conclusive for all purposes hereof. For purposes of determining the percentage ownership of Common Shares by any Person, shares of Common Shares that may be acquired upon conversion, exchange or exercise of any securities of NXDT directly or constructively held by such Person, but not shares of Common Shares issuable with respect to the conversion, exchange or exercise of securities for NXDT held by other Persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Shares by a Person, whether the interest in the Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean a Person for whom an Excepted Holder Limit is created by this Article XII or by the Board of Trustees pursuant to Section 12.2.7.

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by this Article XII or by the Board of Trustees pursuant to Section 12.2.7 and subject to adjustment pursuant to Section 12.2.8, the percentage limit established by the Board of Trustees pursuant to Section 12.2.7.

Initial Date. The term “Initial Date” shall mean the date on which the Shareholders approve the conversion of the NXDT from an investment company registered under the 1940 Act to a REIT.

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Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding Shares, the Closing Price for such Shares on such date. The “Closing Price” on any date shall mean the last sale price for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Shares is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares is listed or admitted to trading or, if such Shares is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Shares is not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board of Trustees or, in the event that no trading price is available for such Shares, the fair market value of the Shares, as determined by the Board of Trustees.

NXDT. The term “NXDT” shall mean the Trust, as defined in Section 1.2 of this Declaration.

NYSE. The term “NYSE” shall mean The New York Stock Exchange.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer (or other event), any Person who, but for the provisions of this Article XII, would Beneficially Own or Constructively Own Shares in violation of Section 12.2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

REIT. The term “REIT” shall mean a real estate investment trust within the meaning of Section 856 of the Code.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Board of Trustees determines that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers set forth herein are no longer in the best interests of NXDT.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event or circumstance that causes any Person to acquire or possess, or change its level of, Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Shares or the right to vote or receive dividends on Shares, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Shares or any interest in Shares or any exercise of any such conversion or exchange right, (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Shares and (d) changes in the relative values of Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

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12.2 Shares.

12.2.1 Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to Section 12.4 of this Article XII:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially Own or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in NXDT being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in NXDT (or any subsidiary REIT thereof, as applicable) owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by NXDT (or such subsidiary) from such tenant would cause NXDT (or such subsidiary) to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, taking into account any other income of NXDT (or such subsidiary) that would not constitute qualifying income under such requirements).

(iii) Any Transfer of Shares that, if effective, would result in the Shares being beneficially owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

(iv) No Person shall Beneficially Own or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in NXDT failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(b) Transfer in Charitable Trust. If any Transfer of Shares (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Shares in violation of Section 12.2.1(a)(i), (ii), (iii) or (iv),

(i) then that number of shares of the Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 12.2.1(a)(i), (ii), (iii) or (iv) (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 12.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

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(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 12.2.1(a)(i), (ii), (iii) or (iv), then the Transfer of that number of Shares that otherwise would cause any Person to violate Section 12.2.1(a)(i), (ii), (iii) or (iv) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

(iii) To the extent that, upon a transfer of Shares pursuant to this Section 12.2.1(b), a violation of any provision of this Article XII would nonetheless be continuing (for example where the ownership of Shares by a single Charitable Trust would violate the 100 shareholder requirement applicable to REITs), then Shares shall be transferred to that number of Charitable Trusts, each having a distinct Charitable Trustee and a Charitable Beneficiary or Charitable Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article XII.

(iv) In determining which Shares are to be transferred to a Charitable Trust in accordance with this Section 12.2.1(b), Shares shall be so transferred to a Charitable Trust in such manner that minimizes the aggregate value of the Shares that are transferred to the Charitable Trust (except to the extent that the Board of Trustees determines that the Shares transferred to the Charitable Trust shall be those directly or indirectly held or Beneficially Owned or Constructively Owned by a Person or Persons that caused or contributed to the application of this Section 12.2.1(b)), and to the extent not inconsistent therewith, on a pro rata basis.

12.2.2 Remedies for Breach. If the Board of Trustees shall at any time determine that a Transfer or other event has taken place that results in a violation of Section 12.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Shares in violation of Section 12.2.1 (whether or not such violation is intended), the Board of Trustees shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing NXDT to redeem Shares, refusing to give effect to such Transfer on the books of NXDT or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 12.2.1 shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Trustees.

12.2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Shares that will or may violate Section 12.2.1(a) or any Person who would have owned Shares that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 12.2.1(b) shall immediately give written notice to NXDT of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to NXDT such other information as NXDT may request in order to determine the effect, if any, of such Transfer on NXDT’s status as a REIT.

12.2.4 Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding Shares, within 30 days after the end of each taxable year, shall give written notice to NXDT stating the name and address of such owner, the number of Shares Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to NXDT such additional information as NXDT may request in order to determine the effect, if any, of such Beneficial Ownership on NXDT’s status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit and the Common Share Ownership Limit and the other restrictions set forth herein; and

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(b) each Person who is a Beneficial Owner or Constructive Owner of Shares and each Person (including the Shareholder of record) who is holding Shares for a Beneficial Owner or Constructive Owner shall provide to NXDT such information as NXDT may request in good faith in order to determine NXDT’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

12.2.5 Remedies Not Limited. Nothing contained in this Section 12.2 shall limit the authority of the Board of Trustees to take such other action as it deems necessary or advisable to protect NXDT in preserving NXDT’s status as a REIT.

12.2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article XII, the Board of Trustees shall have the power to determine the application of the provisions of this Article XII with respect to any situation based on the facts known to it. In the event this Article XII requires an action by the Board of Trustees and the Declaration fails to provide specific guidance with respect to such action, the Board of Trustees shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article XII. Absent a decision to the contrary by the Board of Trustees (which the Board of Trustees may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in this Article XII) acquired Beneficial or Constructive Ownership of Shares in violation of this Article XII, such remedies (as applicable) shall apply first to the Shares that, but for such remedies, would have been actually owned by such Person, and second to Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such Shares based upon the relative number of the Shares held by each such Person.

12.2.7 Exceptions.

(a) Subject to Section 12.2.1(a)(ii), (iii) and (iv), the Board of Trustees may exempt (prospectively or retroactively) a Person from the Aggregate Share Ownership Limit or the Common Share Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if NXDT obtains such representations and undertakings from such Person as are reasonably necessary for the Board of Trustees to determine that:

(i) no Person’s Beneficial or Constructive Ownership of Shares will violate Section 12.2.1(a)(ii), (iii) or (iv); and

(ii) such Person does not and will not own, actually or Constructively, an interest in a tenant of NXDT (or a tenant of any entity owned or controlled by NXDT, including a subsidiary REIT) that would cause NXDT (or such subsidiary REIT) to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (for this purpose, a tenant shall not be treated as a tenant of NXDT if NXDT (or an entity owned or controlled by NXDT, including such subsidiary REIT) derives (and is expected to continue to derive) a sufficiently small amount of revenue from such tenant such that, in the judgment of the Board of Trustees, rent from such tenant would not adversely affect NXDT’s (or such subsidiary REIT’s) ability to qualify as a REIT).

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Any violation or attempted violation of any such representations or undertakings (or other action which is contrary to the restrictions contained in this Article XII) will result in such Shares being automatically transferred to a Charitable Trust in accordance with Sections 12.2.1(b) and 12.3.

(b) Prior to granting any exception pursuant to Section 12.2.7(a), the Board of Trustees may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees as it may deem necessary or advisable in order to determine or ensure NXDT’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c) Subject to Section 12.2.1(a)(ii), an underwriter or placement agent that participates in a public offering or a private placement of Shares (or securities convertible into or exchangeable for Shares) may Beneficially Own or Constructively Own Shares (or securities convertible into or exchangeable for Shares) in excess of the Aggregate Share Ownership Limit, the Common Share Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

(d) The Board of Trustees may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Aggregate Share Ownership Limit or the Common Share Ownership Limit, as the case may be.

12.2.8 Increase or Decrease in Common Share Ownership or Aggregate Share Ownership Limits. Subject to Section 12.2.1(a)(ii) and this Section 12.2.8, the Board of Trustees may from time to time increase or decrease the Common Share Ownership Limit or the Aggregate Share Ownership Limit for one or more Persons and increase or decrease the Common Share Ownership Limit or the Aggregate Share Ownership Limit for all other Persons. No decreased Common Share Ownership Limit or Aggregate Share Ownership Limit will be effective for any Person whose percentage of ownership of Shares is in excess of such decreased Common Share Ownership Limit or Aggregate Share Ownership Limit, as applicable, until such time as such Person’s percentage of ownership of Shares equals or falls below the decreased Common Share Ownership Limit or Aggregate Share Ownership Limit, as applicable; provided, however, any further acquisition of Shares by any such Person (other than a Person for whom an exemption has been granted pursuant to Section 12.2.7(a) or an Excepted Holder) in excess of the Shares owned by such person on the date the decreased Common Share Ownership Limit or Aggregate Share Ownership Limit, as applicable, became effective will be in violation of the Common Share Ownership Limit or Aggregate Share Ownership Limit. No increase to the Common Share Ownership Limit or Aggregate Share Ownership Limit may be approved if the new Common Share Ownership Limit and/or Aggregate Share Ownership Limit would allow five or fewer Persons to Beneficially Own, in the aggregate more than 49.8% in value of the outstanding Shares.

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12.2.9 Legend. Each certificate for Shares, if certificated, or the notice in lieu of a certificate shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of NXDT’s maintenance of its status as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in NXDT’s Declaration, (i) no Person may Beneficially Own or Constructively Own shares of NXDT’s Common Shares in excess of the Common Share Ownership Limit, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own Shares of NXDT in excess of the Aggregate Share Ownership Limit, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own Shares that would result in NXDT being “closely held” under Section 856(h) of the Code or otherwise cause NXDT to fail to qualify as a REIT; (iv) no Person may Transfer Shares if such Transfer would result in the Shares of NXDT being owned by fewer than 100 Persons; and (v) no Person may Beneficially Own or Constructively Own Shares that could result in NXDT failing to qualify as a “domestically controlled qualified investment entity” under Section 897(h)(4)(B) of the Code. Any Person who Beneficially Owns or Constructively Owns or attempts or intends to Beneficially Own or Constructively Own Shares which causes or will cause a Person to Beneficially Own or Constructively Own Shares in excess or in violation of the above limitations must immediately notify NXDT. If any of the restrictions on transfer or ownership provided in (i), (ii), (iii) or (v) above are violated, the Shares in excess or in violation of the above limitations will be automatically transferred to a Charitable Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, NXDT may redeem shares upon the terms and conditions specified by the Board of Trustees in its sole discretion if the Board of Trustees determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, if the ownership restriction provided in (iv) above would be violated, or upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings given to them in the Declaration, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of NXDT on request and without charge. Requests for such a copy may be directed to the Secretary of NXDT at its principal office.

Instead of the foregoing legend, the certificate or notice may state that NXDT will furnish a full statement about certain restrictions on ownership and transferability to a Shareholder on request and without charge.

12.3 Transfer of Shares in Charitable Trust.

12.3.1 Ownership in Charitable Trust. Upon any purported Transfer or other event described in Section 12.2.1(b) that would result in a transfer of Shares to a Charitable Trust, such Shares shall be deemed to have been transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 12.2.1(b). The Charitable Trustee shall be appointed by NXDT and shall be a Person unaffiliated with NXDT and any Prohibited Owner. Each Charitable Beneficiary shall be designated by NXDT as provided in Section 12.3.6.

12.3.2 Status of Shares Held by the Charitable Trustee. Shares held by the Charitable Trustee shall be issued and outstanding Shares of NXDT. The Prohibited Owner shall have no rights in the shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust.

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12.3.3 Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by NXDT that the Shares have been transferred to the Charitable Trustee shall be paid by the recipient of such dividend or distribution to the Charitable Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividend or distribution so paid to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Shares held in the Charitable Trust and, subject to Delaware law, effective as of the date that the Shares have been transferred to the Charitable Trust, the Charitable Trustee shall have the authority (at the Charitable Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by NXDT that the Shares have been transferred to the Charitable Trust and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if NXDT has already taken irreversible corporate action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article XII, until NXDT has received notification that Shares have been transferred into a Charitable Trust, NXDT shall be entitled to rely on its share transfer and other Shareholder records for purposes of preparing lists of Shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of Shareholders.

12.3.4 Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from NXDT that Shares have been transferred to the Charitable Trust, the Charitable Trustee of the Charitable Trust shall sell the shares held in the Charitable Trust to a person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 12.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 12.3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Charitable Trust and (2) the price per share received by the Charitable Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Charitable Trust. The Charitable Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 12.3.3 of this Article XII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by NXDT that Shares have been transferred to the Charitable Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for, or in respect of, such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 12.3.4, such excess shall be paid to the Charitable Trustee upon demand.

12.3.5 Purchase Right in Shares Transferred to the Charitable Trustee. Shares transferred to the Charitable Trustee shall be deemed to have been offered for sale to NXDT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date NXDT, or its designee, accepts such offer. NXDT may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 12.3.3 of this Article XII. NXDT may pay the amount of such reduction to the Charitable Trustee for the benefit of the Charitable Beneficiary. NXDT shall have the right to accept such offer until the Charitable Trustee has sold the shares held in the Charitable Trust pursuant to Section 12.3.4. Upon such a sale to NXDT, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

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12.3.6 Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, NXDT shall designate one or more nonprofit organizations to be the Charitable Beneficiary or Charitable Beneficiaries of the interest in the Charitable Trust such that (i) the Shares held in the Charitable Trust would not violate the restrictions set forth in Section 12.2.1(a) in the hands of such Charitable Beneficiary or Charitable Beneficiaries and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of NXDT to make such designation nor the failure of NXDT to appoint the Charitable Trustee before the automatic transfer provided in Section 12.2.1(b) shall make such transfer ineffective, provided that NXDT thereafter makes such designation and appointment.

12.4 NYSE Transactions. Nothing in this Article XII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article XII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article XII.

12.5 Enforcement. NXDT is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article XII.

12.6 Non-Waiver. No delay or failure on the part of NXDT or the Board of Trustees in exercising any right hereunder shall operate as a waiver of any right of NXDT or the Board of Trustees, as the case may be, except to the extent specifically waived in writing.

12.7 Severability. If any provision of this Article XII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

ARTICLE XIII

DELAWARE TRUSTEE

13.1 Appointment. Pursuant to Section 3807 of the DSTA, the trustee of the Trust in the State of Delaware shall be The Corporation Trust Company (including any successor trustee appointed in accordance with Section 13.2.7 of this Declaration, the “Delaware Trustee”). The address of the principal office of The Corporation Trust Company is 1209 Orange Street, Wilmington, Delaware 19801. Any reference to “Trustees” or “Board of Trustees” in this Declaration and the Bylaws of the Trust shall not be deemed to include or refer to the Delaware Trustee.

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13.2 Concerning the Delaware Trustee.

13.2.1 Purpose of Appointment. The Delaware Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirements of Section 3807(a) of the DSTA that the Trust have at least one trustee with a principal place of business in the State of Delaware. It is understood and agreed by the parties hereto that the Delaware Trustee shall have none of the duties, rights, obligations or liabilities of any other Person, including, without limitation, the Board of Trustees or any Trustee, shall have only the duties, rights, obligations and liabilities specifically provided for in this Declaration and the DSTA, and shall have no implied duties (including fiduciary duties), rights, obligations or liabilities with respect to the business and affairs of the Trust. The Delaware Trustee shall satisfy the requirements of Section 3807(a) of the DSTA. The Trust shall have at least one other trustee other than the Delaware Trustee to perform all obligations and duties other than fulfilling the Trust’s obligations pursuant to Section 3807(a) of the DSTA.

13.2.2 Duties. The duties of the Delaware Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Secretary of State of the State of Delaware which the Delaware Trustee is required to execute under Section 3811 of the DSTA. Except for the purpose of the foregoing sentence, the Delaware Trustee shall not be deemed a Trustee, shall not be a member of the Board of Trustees and shall have no management responsibilities or owe any fiduciary duties to the Trust or its shareholders. To the extent that, at law or in equity, the Delaware Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or its shareholders, it is hereby understood and agreed by the other parties hereto that such duties and liabilities are replaced by the duties and liabilities of the Delaware Trustee expressly set forth in this Declaration. The Delaware Trustee shall not participate in any decisions relating to, or possess any authority independently to manage or control. The Delaware Trustee shall have no liability for the acts or omissions of any other person, including, without limitation, the Trust, Trustees or the Board of Trustees.

13.2.3 Removal. The Delaware Trustee may be removed by the Board of Trustees upon thirty (30) days’ prior written notice to the Delaware Trustee. The Delaware Trustee may resign at any time upon thirty (30) days’ prior written notice to the Board of Trustees and, if at any time the Delaware Trustee shall cease to be eligible in accordance with the provisions of Section 13.2.1, it shall resign immediately, by giving written notice thereof to the Board of Trustees. If the Delaware Trustee shall resign or be removed, the Board of Trustees shall promptly appoint a successor Delaware Trustee. No resignation or removal of the Delaware Trustee shall become effective except upon the appointment of a successor Delaware Trustee appointed by the Board of Trustees or a court of competent jurisdiction. If no successor Delaware Trustee has been appointed within such thirty (30) day period, the Delaware Trustee may, at the expense of the Trust, petition a court of competent jurisdiction to appoint a successor Delaware Trustee.

13.2.4 Merger. Any Person into which the Delaware Trustee may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Delaware Trustee shall be a party, or any Person which succeeds to all or substantially all of the corporate trust business of the Delaware Trustee, shall be the successor Delaware Trustee under this Declaration without the execution, delivery or filing of any paper or instrument or further act to be done on the part of the parties hereto, except as may be required by applicable law.

13.2.5 Liability Generally. The Delaware Trustee shall be entitled to all of the same rights, protections, indemnities and immunities under this Declaration and with respect to the Trust as the Board of Trustees. No amendment or waiver of any provision of this Declaration which adversely affects the Delaware Trustee shall be effective against it without its prior written consent. The Delaware Trustee shall not be liable for supervising or monitoring the performance and the duties and obligations of any other Person, including, without limitation, the Trustees, the Trust’s administrator or investment adviser or the Trust under this Declaration or any related document.

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13.2.6 Personal Liability. The Delaware Trustee shall not be personally liable under any circumstances, except for its own willful misfeasance, bad faith, gross negligence or reckless disregard for its duties imposed hereunder. In particular, but not by way of limitation: (i) the Delaware Trustee shall not be personally liable for any error of judgment made by a responsible officer or other authorized officer of the Delaware Trustee in good faith; (ii) no provision of this Declaration shall require the Delaware Trustee to expend or risk its personal funds or otherwise incur any financial liability in the performance of its rights or powers hereunder, if the Delaware Trustee shall have reasonable grounds for believing that the payment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it; (iii) under no circumstances shall the Delaware Trustee, in its individual capacity or in its capacity as Delaware Trustee, or any member, partner, shareholder, director, officer, employee, agent, affiliate or advisor of the Delaware Trustee or their respective affiliates be personally liable for any representation, warranty, covenant, agreement, liability or indebtedness of the Trust; (iv) the Delaware Trustee shall not be personally responsible for or in respect of, and the Delaware Trustee makes no representations as to, the title to, or value or condition of, the property of the Trust or any part thereof, nor as to the validity or sufficiency of this Declaration or for the due execution hereof by any other party hereto; (v) the Delaware Trustee may conclusively rely and shall be fully protected and shall incur no liability to anyone in acting or refraining from acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties. The Delaware Trustee may accept a certified copy of a resolution of the Board of Trustees or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein or whenever the Delaware Trustee shall deem it desirable that a fact or matter be proved or established prior to taking, suffering or omitting any action hereunder (including direction by the Board of Trustees with respect to such action), the Delaware Trustee may for all purposes hereof rely on a certificate or resolution, signed by a Trustee or an officer of the Trust as to such fact or matter, and such certificate shall constitute full protection to the Delaware Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon; (vi) in the exercise or administration of the Trust hereunder, the Delaware Trustee (A) may act directly or through agents or attorneys pursuant to agreements entered into with any of them, and the Delaware Trustee shall not be liable for the default or misconduct of such agents or attorneys if such agents or attorneys shall have been selected by the Delaware Trustee in good faith and (B) may consult with counsel, accountants and other skilled persons to be selected by it in good faith and employed by it, and it shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons; (vii) in accepting and performing its express duties hereunder the Delaware Trustee acts solely as Delaware Trustee hereunder and not in its individual capacity, and all persons having any claim against the Delaware Trustee by reason of the transactions contemplated by this Declaration shall look only to the Trust for payment or satisfaction thereof; (viii) in no event shall any assets of the Trust be held or titled in the name of the Delaware Trustee; (ix) the Delaware Trustee shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document other than this Declaration, whether or not an original or a copy of such document has been provided to the Delaware Trustee, and shall have no duty to know or inquire as to the performance or nonperformance of any provision of any other agreement, instrument or document; (x) neither the Delaware Trustee nor any of its directors, officers, employees, agents or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the Trust, any Trustee or any other Person, nor shall they have any liability in connection with the malfeasance or nonfeasance by any such Person. The Delaware Trustee may assume performance by all such Persons of their respective obligations, and shall have no enforcement or notification obligations relating to breaches of representations or warranties of any other Person; and (xi) the Delaware Trustee shall incur no liability if, by reason of any provision of any present or future law or regulation thereunder, or by any force majeure event, including but not limited to natural disaster, act of war or terrorism, pandemic or other circumstances beyond its reasonable control, the Delaware Trustee shall be prevented or forbidden from doing or performing any act or thing which the terms of this Declaration provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Declaration.

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13.2.7 Successors. In the event of the appointment of a successor Delaware Trustee, such successor, at the expense of the Trust, shall cause an amendment to the Certificate of Trust of the Trust to be filed with the Secretary of State of Delaware in accordance with Section 3810 of the DSTA, indicating the change of the Delaware Trustee’s identity.

13.3 Compensation and Reimbursement of Expenses; Indemnity. The Trust hereby agrees to (i) compensate the Delaware Trustee in accordance with a separate fee agreement with the Delaware Trustee, (ii) reimburse the Delaware Trustee for all reasonable expenses, disbursements and advances incurred or made by the Delaware Trustee in accordance with any of the provisions of this Declaration (including reasonable fees and expenses of counsel and experts) and (ii) indemnify, defend and hold harmless the Delaware Trustee, and any of its officers, directors, employees and agents (the “Indemnified DE Trustee Parties”) from and against any and all claims, actions, suits, demands, assessments, judgments, losses, liabilities, damages, costs, taxes, and expenses (including the reasonable fees and expenses of counsel), taxes and penalties of any kind and nature whatsoever (collectively, “Indemnified DE Trustee Expenses”), to the extent that such Indemnified DE Trustee Expenses arise out of or are imposed upon or asserted at any time against such Indemnified DE Trustee Parties with respect to the performance of any duties contemplated by this Declaration, the creation, operation or termination of the Trust or the transactions contemplated hereby; provided, however, that the Trust shall not be required to indemnify any Indemnified DE Trustee Parties for any Indemnified DE Trustee Expenses which are a result of the willful misfeasance, bad faith, gross negligence, or reckless disregard for the duties of such Indemnified DE Trustee Parties. To the fullest extent permitted by law, Indemnified DE Trustee Expenses to be incurred by any Indemnified DE Trustee Parties shall, from time to time, be advanced by, or on behalf of, the Trust prior to the final disposition of any matter upon receipt by the Trust of an undertaking by, or on behalf of, such Indemnified DE Trustee Parties to repay such amount if it shall be determined that the Indemnified DE Trustee Parties are not entitled to be indemnified under this Declaration. The obligations of the Trust under this Section 13.3 shall survive the termination of this Declaration and the resignation or removal of the Delaware Trustee.

13.4 Amendments. Notwithstanding Section 11.3 hereof, any amendment to this Declaration that adversely affects the Delaware Trustee shall require its consent, which consent shall not be unreasonably withheld. Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Delaware Trustee.

ARTICLE XIV

MISCELLANEOUS

14.1 Filing. This Declaration and any amendment or supplement hereto shall be filed in such places as may be required or as the Trustees deem appropriate. Each amendment or supplement shall be accompanied by a certificate signed and acknowledged by a Trustee stating that such action was duly taken in a manner provided herein, and shall, upon insertion in the Trust’s minute book, be conclusive evidence of all amendments contained therein. A restated Declaration, containing the original Declaration and all amendments and supplements theretofore made, may be executed from time to time by a majority of the Trustees and shall, upon insertion in the Trust’s minute book, be conclusive evidence of all amendments and supplements contained therein and may thereafter be referred to in lieu of the original Declaration and the various amendments and supplements thereto.

14.2 Resident Agent. The Trust shall maintain a resident agent in the State of Delaware, which agent shall initially be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 The Trustees may designate a successor resident agent; provided, however, that such appointment shall not become effective until written notice thereof is delivered to the office of the Secretary of the State.

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14.3 Governing Law. This Declaration is executed by the Trustees and delivered in the State of Delaware and with reference to the laws thereof, and the rights of all parties and the validity and construction of every provision hereof shall be subject to and construed according to the DSTA.

14.4 Counterparts. This Declaration may be simultaneously executed in several counterparts, each of which shall be deemed to be an original, and such counterparts, together, shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

14.5 Reliance by Third Parties. Any certificate executed by an individual who, according to the records of the Trust, or of any recording office in which this Declaration may be recorded, appears to be a Trustee hereunder, certifying to: (a) the number or identity of Trustees or Shareholders, (b) the name of the Trust, (c) the due authorization of the execution of any instrument or writing, (d) the form of any vote passed at a meeting of Trustees or Shareholders, (e) the fact that the number of Trustees or Shareholders present at any meeting or executing any written instrument satisfies the requirements of this Declaration, (f)the form of any Bylaws adopted by or the identity of any officers elected by the Trustees, or (g) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any person dealing with the Trustees and their successors.

14.6 Provisions in Conflict with Law or Regulation. (a) The provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the provisions of the Code or with other applicable laws and regulations, the conflicting provision shall, to the maximum extent possible, be interpreted to give as much effect as possible to the intent of the Declaration taken as a whole; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration or render invalid or improper any action taken or omitted prior to such determination.

(b) If any provision of this Declaration shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration in any jurisdiction.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement and Declaration of Trust to be executed as of July 1, 2022.

/s/ Edward Constantino
Edward Constantino
/s/ Ethan Powell
Ethan Powell

The Corporation Trust Company,

as Delaware Trustee

By: /s/ Jennifer A. Schwartz

Name: Jennifer A. Schwartz

Title: Assistant Vice President

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Exhibit 3.3

NEXPOINT DIVERSIFIED REAL ESTATE TRUST
BYLAWS Dated as of July 1, 2022

NEXPOINT DIVERSIFIED REAL ESTATE TRUST
BYLAWS

These Bylaws (“Bylaws”) are made and adopted pursuant to Section 3.9 of the Agreement and Declaration of Trust establishing NexPoint Diversified Real Estate Trust in effect as of the date hereof, as from time to time amended (hereinafter called the “Declaration”). All words and terms capitalized in these Bylaws and not otherwise defined below shall have the meaning or meanings set forth for such words or terms in the Declaration.

Definitions

“Proposed Nominee” shall have the meaning set forth in Section 1.8 of these Bylaws

“Proposed Nominee Associated Person” of any Proposed Nominee shall mean (A) any Person acting in concert with such Proposed Nominee, (B) any direct or indirect beneficial owner of Shares owned of record or beneficially by such Proposed Nominee or Person acting in concert with the Proposed Nominee and (C) any Person controlling, controlled by or under common control with such Proposed Nominee or a Proposed Nominee Associated Person.

“Shareholder Associated Person” of any beneficial or record Shareholder shall mean (A) any Person acting in concert with such Shareholder, (B) any direct or indirect beneficial owner of Shares owned of record or beneficially by such Shareholder or any Person acting in concert with such Shareholder, (C) any Person controlling, controlled by or under common control with such Shareholder or a Shareholder Associated Person and (D) any member of the immediate family of such Shareholder or Shareholder Associated Person.

ARTICLE I
Shareholder Meetings

1.1 Chairman. The Chairman, if any, shall act as chairman at all meetings of the Shareholders; in the Chairman’s absence, the Trustee or Trustees present at each meeting may elect a temporary chairman for the meeting, who may be one of themselves.

1.2 Proxies; Voting. Shareholders may vote either in person or by duly executed proxy and each full share represented at the meeting shall have one vote, all as provided in Article 10 of the Declaration.

1.3 Fixing Record Dates. For the purpose of determining the Shareholders who are entitled to notice of or to vote or act at any meeting, including any adjournment thereof, or who are entitled to participate in any dividends, or for any other proper purpose, the Trustees may from time to time, without closing the transfer books, fix a record date in the manner provided in Section 10.3 of the Declaration. If the Trustees do not prior to any meeting of Shareholders so fix a record date or close the transfer books, then the date of mailing notice of the meeting or the date upon which the dividend resolution is adopted, as the case may be, shall be the record date.

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1.4 Inspectors of Election. In advance of any meeting of Shareholders, the Trustees may appoint Inspectors of Election to act at the meeting or any adjournment thereof. If Inspectors of Election are not so appointed, the Chairman, if any, of any meeting of Shareholders may, and on the request of any Shareholder or Shareholder proxy shall, appoint Inspectors of Election of the meeting. The number of Inspectors of Election shall be either one or three. If appointed at the meeting on the request of one or more Shareholders or proxies, a majority of Shares present shall determine whether one or three Inspectors of Election are to be appointed, but failure to allow such determination by the Shareholders shall not affect the validity of the appointment of Inspectors of Election. In case any person appointed as Inspector of Election fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Trustees in advance of the convening of the meeting or at the meeting by the person acting as chairman. The Inspectors of Election shall determine the number of Shares outstanding, the Shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, shall receive votes, ballots or consents, shall hear and determine all challenges and questions in any way arising in connection with the right to vote, shall count and tabulate all votes or consents, determine the results, and do such other acts as may be proper to conduct the election or vote with fairness to all Shareholders. If there are three Inspectors of Election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. On request of the Chairman, if any, of the meeting, or of any Shareholder or Shareholder proxy, the Inspectors of Election shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any facts found by them.

1.5 Records at Shareholder Meetings. At each meeting of the Shareholders, there shall be made available for inspection at a convenient time and place during normal business hours, if requested by Shareholders, the minutes of the last previous Annual or Special Meeting of Shareholders of the Trust and a list of the Shareholders of the Trust, as of the record date of the meeting or the date of closing of transfer books, as the case may be. Such list of Shareholders shall contain the name and the address of each Shareholder in alphabetical order and the number of Shares owned by such Shareholder. Shareholders shall have such other rights and procedures of inspection of the books and records of the Trust as are granted to shareholders of a Delaware business corporation.

1.6 Business to be Conducted at Shareholder Meetings.

(a) With respect to an annual meeting of Shareholders held pursuant to Section 10.1 of the Declaration, the notice of annual meeting provided to Shareholders under Section 10.3 of the Declaration shall state the purpose or purposes for which such meeting is to be held and shall include a statement that such purposes include: “The transaction of such other proper business as may properly come before the annual meeting.”

(b) With respect to a special meeting of Shareholders called by a majority of the Trustees, the President or Shareholders pursuant to Section 10.1 of the Declaration, the notice of special meeting provided to Shareholders under Section 10.3 of the Declaration shall state the purpose or purposes for which such meeting is to be held and shall not provide for the transaction of any business other than the particular purpose specified in the notice of the special meeting. Only the business stated in the notice of a special meeting may be conducted at such special meeting.

1.7 Advance Notice of Shareholder Business.

(a) In order for business to be properly brought before the annual meeting by any Shareholder of record of the Trust, such Shareholder must:

(i) be a Shareholder of record on the date such Shareholder gives the notice provided for in this Section 1.7 and on the record date for the determination of Shareholders entitled to notice of and to vote at such annual meeting;

(ii) have held beneficially and “at risk” (within the meaning of Section 1.7(d)(ii)(B)(5)), continuously through the period between the dates referred to in Section 1.7(a)(i) above and for at least one year prior to the date such Shareholder gives the notice provided for in this Section 1.7, at least $5,000 in market value of the Trust’s Shares;

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(iii) provide proof sufficient to the Trustees that the Shareholder making a proposal under this Section 1.7 has met the requirements stated in Section 1.7(a)(ii) above; and

(iv) comply with the notice procedures set forth in this Section 1.7.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a Shareholder, (i) the proposal must relate to a matter on which Shareholders are entitled to vote under the Declaration and (ii) the Shareholder of record making such proposal must have given timely notice thereof in proper written form to the Secretary of the Trust.

(c) To be timely, a record Shareholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Trust not less than one hundred and twenty (120) days nor more than one hundred and fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the Shareholder of record in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a record Shareholder’s notice as described above.

(d) To be in proper written form, a record Shareholder’s notice to the Secretary must set forth the following information:

(i) as to each matter such Shareholder of record proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and

(ii) as to the record Shareholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made,

(A) the name and address of such person and of any Shareholder Associated Person;

(B) (1) the class or series and number of all Shares which are owned beneficially or of record by such person and any Shareholder Associated Person;

(2) the name of each nominee holder of Shares owned beneficially but not of record by such person or any Shareholder Associated Person, and the number of such Shares held by each such nominee holder,

(3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any Shareholder Associated Person, with respect to Shares,

(4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such person, or any Shareholder Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such person, or any Shareholder Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any Shareholder Associated Person, with respect to Shares;

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(5) Shares corresponding to any derivative instrument, swap, option, short interest, hedge, profit interest, transaction agreement, arrangement or understanding (including any pledging or lending of shares) made or entered into by or on behalf of a person the effect or intent of which was or is to mitigate loss to or manage risk of beneficial share price or value changes, shall not be considered to be held “at risk;”

(C) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any Shareholder Associated Person, and any other Person or Persons (including their names) in connection with the proposal of such business and any material interest of such person or any Shareholder Associated Person, in such business, including any anticipated benefit therefrom to such person, or any Shareholder Associated Person;

(D) a representation that the Shareholder of record giving notice intends (1) to continue to hold the requisite Shares beneficially and “at risk” (within the meaning of Section 1.7(d)(ii)(B)(5)) through the date of the annual meeting and (2) to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(E) information relating to such person or any Shareholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting pursuant to Section 14 of the Exchange Act.

(e) A Shareholder of record providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.7 shall be true and correct as of the record date for determining the Shareholders entitled to receive notice of the annual meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Trust not later than five business days after the record date for determining the Shareholders entitled to receive notice of the annual meeting.

(f) A Shareholder of record providing notice of business proposed to be brought before an annual meeting shall provide any additional information as may be requested by the Trustees for the purposes of verifying that the requirements of this Section 1.7 have been met.

(g) No business (other than nominations for election to the Board of Trustees, which must comply with the provisions of Section 1.8) sought by Shareholders to be brought before an annual meeting of Shareholders shall be conducted at the annual meeting of Shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 1.7. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

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(h) Nothing contained in this Section 1.7 shall be deemed to affect any rights of Shareholders to request inclusion of proposals in the Trust’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

1.8 Nomination of Trustees.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as Trustees of the Trust. Nominations of persons for election to the Board of Trustees may be made only at any annual meeting of Shareholders, or at any special meeting in lieu of the annual meeting of Shareholders:

(i) by or at the direction of the Board of Trustees (or any duly authorized committee thereof), or

(ii) by any Shareholder of record, or group of Shareholders of record, of the Trust:

(A) who is a Shareholder or are Shareholders of record on the date such Shareholder(s) give the notice provided for in this Section 1.8 and on the record date for the determination of Shareholders entitled to notice of and to vote at such annual meeting or special meeting in lieu of an annual meeting

(B) who has held beneficially and “at risk” (within the meaning of Section 1.7(d)(ii)(B)(5)), continuously through the period between the dates referred to in Section 1.8(a)(ii)(A) above and for at least one year prior to the date such Shareholder gives the notice provided for in this Section 1.8, at least $5,000 in market value of the Trust’s Shares;

(C) who has provided proof sufficient to the Trustees that the Shareholder making a proposal under this Section 1.8 has met the requirements stated in Section 1.8(a)(ii)(A) above; and

(D) who complies with the notice procedures set forth in this Section 1.8.

(b) In addition to any other applicable requirements, for a nomination to be made by a Shareholder of record, or group of Shareholders of record, such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Trust.

(c) To be timely, a record Shareholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Trust:

(i) in the case of an annual meeting, not less than one hundred and twenty (120) days nor more than one hundred and fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the Shareholder of record in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs;

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(ii) in the case of a special meeting of Shareholders in lieu of an annual meeting, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs; and

(iii) in no event shall the adjournment or postponement of an annual meeting or such a special meeting in lieu of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a Shareholder’s notice as described above.

(d) To be in proper written form, a record Shareholder’s notice to the Secretary must set forth the following information:

(i) as to each person whom the Shareholder of record proposes to nominate for election as a trustee (a “Proposed Nominee”) and any Proposed Nominee Associated Person:

(A) the name, age, business address and residence address of such Proposed Nominee and of any Proposed Nominee Associated Person;

(B) the principal occupation or employment of such Proposed Nominee;

(C) (1) the class or series and number of all Shares which are owned beneficially or of record, directly or indirectly, by such Proposed Nominee and any Proposed Nominee Associated Person, and the name and address of the record holder(s) of such Shares (if different than the beneficial owner(s)) as they appear on the records of the Trust,

(2) the name of each nominee holder of Shares owned beneficially but not of record by such Proposed Nominee or any Proposed Nominee Associated Person, and the number of such Shares held by each such nominee holder,

(3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such Proposed Nominee, or any Proposed Nominee Associated Person, with respect to Shares,

(4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such Proposed Nominee, or any Proposed Nominee Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such Proposed Nominee, or any Proposed Nominee Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such Proposed Nominee, or any Proposed Nominee Associated Person, with respect to the Shares;

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(5) For so long as the Trust shall remain registered as an investment company under the 1940 Act, a representation as to whether such Proposed Nominee is an “interested person,” as defined under Section 2(a)(19) of the 1940 Act and sufficient information about the Proposed Nominee to permit counsel to the Trust to confirm such representation, including information with respect to each relationship set forth in Section 2(a)(19) of the 1940 Act which may cause such Proposed Nominee to be an interested person of the Trust or a representation that no such relationship exists;

(6) information to establish to the satisfaction of the Board of Trustees that the Proposed Nominee satisfies the trustee qualifications then in effect; and

(D) any other information relating to such Proposed Nominee or Proposed Nominee Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Trustees in an election contest pursuant to Section 14 of the Exchange Act (even if an election contest is not involved); and

(ii) as to the Shareholder of record giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made,

(A) the name and record address of such person and of any Shareholder Associated Person;

(B) (1) the class or series and number of all Shares which are owned beneficially or of record by such person and any Shareholder Associated Person,

(2) the name of each nominee holder of Shares of the Trust owned beneficially but not of record by such person or any Shareholder Associated Person, and the number of Shares held by each such nominee holder,

(3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any Shareholder Associated Person, with respect to Shares of the Trust, and

(4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of Shares) has been made by or on behalf of such person, or any Shareholder Associated Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such person, or any Shareholder Associated Person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any Shareholder Associated Person, with respect to Shares;

(C) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any Shareholder Associated Person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any Shareholder Associated Person, in such nomination, including any anticipated benefit therefrom to such person, or any Shareholder Associated Person;

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(D) a representation that the Shareholder, or group of Shareholders, giving notice intends (1) to continue to hold the requisite Shares beneficially and “at risk” (within the meaning of Section 1.7(d)(ii)(B)(5)) through the date of the annual meeting and (2) to appear in person or by proxy at the annual meeting or special meeting in lieu of an annual meeting to nominate the persons named in its notice;

(E) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of Trustees in an election contest pursuant to Section 14 of the Exchange Act (even if an election contest is not involved).

(iii) Such notice must be accompanied by a written consent of each Proposed Nominee to being named as a nominee and to serve as a trustee if elected.

(e) A Shareholder of record, or group of Shareholders of record, providing notice of any nomination proposed to be made at an annual meeting or special meeting in lieu of an annual meeting shall further update and supplement such notice, if necessary, so that:

(i) the information provided or required to be provided in such notice pursuant to this Section 1.8 shall be true and correct as of the record date for determining the Shareholders entitled to receive notice of the annual meeting or special meeting in lieu of an annual meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Trust not later than five (5) business days after the record date for determining the Shareholders entitled to receive notice of such annual meeting or special meeting in lieu of an annual meeting; and

(ii) any subsequent information reasonably requested by the Board of Trustees to determine that the Proposed Nominee has met the trustee qualifications then in effect is provided, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Trust not later than five (5) business days after the request by the Board of Trustees for subsequent information regarding trustee qualifications has been delivered to or mailed and received by such Shareholder of record, or group of Shareholders of record, providing notice of any nomination.

(f) No person shall be eligible for election as a trustee of the Trust unless nominated in accordance with the procedures set forth in this Section 1.8. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

1.9 Adjournments. The Chairman of any meeting of the Shareholders may adjourn the meeting from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which Shareholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Trust may transact any business which might have been transacted at the original meeting. If after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the requirements of Section 10.3 of the Declaration shall be given to each Shareholder of record entitled to vote at the meeting and each other Shareholder entitled to notice of the meeting.

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ARTICLE II

TRUSTEES

2.1 Annual and Regular Meetings. Meetings of the Trustees shall be held from time to time upon the call of the Chairman, if any, the President, the Secretary or any two Trustees. Regular meetings of the Trustees may be held without call or notice and shall generally be held quarterly. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Trustees need be stated in the notice or waiver of notice of such meeting, and no notice need be given of action proposed to be taken by unanimous written consent.

2.2 Chairman; Records. The Chairman, if any, shall act as chairman at all meetings of the Trustees; in absence of a chairman, the Trustees present shall elect one of their number to act as temporary chairman. The results of all actions taken at a meeting of the Trustees, or by unanimous written consent of the Trustees, shall be recorded by the person appointed by the Board of Trustees as the meeting secretary.

ARTICLE III

OFFICERS

3.1 Officers of the Trust. The officers of the Trust shall consist of a President, a Secretary, a Treasurer and such other officers or assistant officers as may be elected or authorized by the Trustees. Any two or more of the offices may be held by the same Person, except that the same person may not be both President and Secretary. No other officer of the Trust need be a Trustee.

3.2 Election and Tenure. At the initial organization meeting, the Trustees shall elect the Chairman, if any, President, Secretary, Treasurer and such other officers as the Trustees shall deem necessary or appropriate in order to carry out the business of the Trust. Such officers shall serve at the pleasure of the Trustees or until their successors have been duly elected and qualified. The Trustees may fill any vacancy in office or add any additional officers at any time.

3.3 Removal of Officers. Any officer may be removed at any time, with or without cause, by action of a majority of the Trustees. This provision shall not prevent the making of a contract of employment for a definite term with any officer and shall have no effect upon any cause of action which any officer may have as a result of removal in breach of a contract of employment. Any officer may resign at any time by notice in writing signed by such officer and delivered or mailed to the Chairman, if any, President, or Secretary, and such resignation shall take effect immediately upon receipt by the Chairman, if any, President, or Secretary, or at a later date according to the terms of such notice in writing.

3.4 Bonds and Surety. Any officer may be required by the Trustees to be bonded for the faithful performance of such officer’s duties in such amount and with such sureties as the Trustees may determine.

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3.5 President and Vice Presidents. The President shall be the chief executive officer of the Trust and, subject to the control of the Trustees, shall have general supervision, direction and control of the business of the Trust and of its employees and shall exercise such general powers of management as are usually vested in the office of President of a corporation. Subject to direction of the Trustees, the President shall have power in the name and on behalf of the Trust to execute any and all loans, documents, contracts, agreements, deeds, mortgages, registration statements, applications, requests, filings and other instruments in writing, and to employ and discharge employees and agents of the Trust. Unless otherwise directed by the Trustees, the President shall have full authority and power, on behalf of all of the Trustees, to attend and to act and to vote, on behalf of the Trust at any meetings of business organizations in which the Trust holds an interest, or to confer such powers upon any other persons, by executing any proxies duly authorizing such persons. The President shall have such further authorities and duties as the Trustees shall from time to time determine. In the absence or disability of the President, the Vice-Presidents in order of their rank as fixed by the Trustees or, if more than one and not ranked, the Vice-President designated by the Trustees, shall perform all of the duties of the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon the President. Subject to the direction of the Trustees, and of the President, each Vice-President shall have the power in the name and on behalf of the Trust to execute any and all instruments in writing, and, in addition, shall have such other duties and powers as shall be designated from time to time by the Trustees or by the President.

3.6 Secretary. The Secretary shall maintain the minutes of all meetings of, and record all votes of, Shareholders and Trustees. The Secretary shall be custodian of the seal of the Trust, if any, and the Secretary (and any other person so authorized by the Trustees) shall affix the seal, or if permitted, facsimile thereof, to any instrument executed by the Trust which would be sealed by a Delaware business corporation executing the same or a similar instrument and shall attest the seal and the signature or signatures of the officer or officers executing such instrument on behalf of the Trust. The Secretary shall also perform any other duties commonly incident to such office in a Delaware business corporation, and shall have such other authorities and duties as the Trustees shall from time to time determine.

3.7 Treasurer. Except as otherwise directed by the Trustees, the Treasurer shall have the general supervision of the monies, funds, securities, notes receivable and other valuable papers and documents of the Trust, and shall have and exercise under the supervision of the Trustees and of the President all powers and duties normally incident to the office. The Treasurer may endorse for deposit or collection all notes, checks and other instruments payable to the Trust or to its order. The Treasurer shall deposit all funds of the Trust in such depositories as the Trustees shall designate. The Treasurer shall be responsible for such disbursement of the funds of the Trust as may be ordered by the Trustees or the President. The Treasurer shall keep accurate account of the books of the Trust’s transactions which shall be the property of the Trust, and which together with all other property of the Trust in the Treasurer’s possession, shall be subject at all times to the inspection and control of the Trustees. Unless the Trustees shall otherwise determine, the Treasurer shall be the principal accounting officer of the Trust and shall also be the principal financial officer of the Trust. The Treasurer shall have such other duties and authorities as the Trustees shall from time to time determine. Notwithstanding anything to the contrary herein contained, the Trustees may authorize any adviser, administrator, manager or transfer agent to maintain bank accounts and deposit and disburse funds of any series of the Trust on behalf of such series.

3.8 Other Officers and Duties. The Trustees may elect such other officers and assistant officers as they shall from time to time determine to be necessary or desirable in order to conduct the business of the Trust. Assistant officers shall act generally in the absence of the officer whom they assist and shall assist that officer in the duties of the office. Each officer, employee and agent of the Trust shall have such other duties and authority as may be conferred upon such person by the Trustees or delegated to such person by the President.

ARTICLE IV

MISCELLANEOUS

4.1 Depositories. In accordance with Section 7.1 of the Declaration, the funds of the Trust shall be deposited in such custodians as the Trustees shall designate and shall be drawn out on checks, drafts or other orders signed by such officer, officers, agent or agents (including the adviser, administrator or manager), as the Trustees may from time to time authorize.

4.2 Signatures. All contracts and other instruments shall be executed on behalf of the Trust by its properly authorized officers, agent or agents, as provided in the Declaration or Bylaws or as the Trustees may from time to time by resolution provide.

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4.3 Seal. The Trust is not required to have any seal, and the adoption or use of a seal shall be purely ornamental and be of no legal effect. The seal, if any, of the Trust may be affixed to any instrument, and the seal and its attestation may be lithographed, engraved or otherwise printed on any document with the same force and effect as if it had been imprinted and affixed manually in the same manner and with the same force and effect as if done by a Delaware business corporation. The presence or absence of a seal shall have no effect on the validity, enforceability or binding nature of any document or instrument that is otherwise duly authorized, executed and delivered.

ARTICLE V

STOCK TRANSFERS

5.1 Transfer Agents, Registrars and the Like. As provided in Section 6.7 of the Declaration, the Trustees shall have authority to employ and compensate such transfer agents and registrars with respect to the Shares of the Trust as the Trustees shall deem necessary or desirable. In addition, the Trustees shall have power to employ and compensate such dividend disbursing agents, warrant agents and agents for the reinvestment of dividends as they shall deem necessary or desirable. Any of such agents shall have such power and authority as is delegated to any of them by the Trustees.

5.2 Transfer of Shares. The Shares of the Trust shall be transferable on the books of the Trust only upon delivery to the Trustees or a transfer agent of the Trust of proper documentation as provided in Section 6.8 of the Declaration. The Trust, or its transfer agents, shall be authorized to refuse any transfer unless and until presentation of such evidence as may be reasonably required to show that the requested transfer is proper.

5.3 Registered Shareholders. The Trust may deem and treat the holder of record of any Shares as the absolute owner thereof for all purposes and shall not be required to take any notice of any right or claim of right of any other person.

ARTICLE VI
AMENDMENT OF BYLAWS

6.1 Amendment and Repeal of Bylaws. In accordance with Section 3.9 of the Declaration, the Trustees shall have the exclusive power to amend or repeal the Bylaws or adopt new Bylaws at any time. Action by the Trustees with respect to the Bylaws shall be taken by an affirmative vote of a majority of the Trustees. The Trustees shall in no event adopt Bylaws which are in conflict with the Declaration, and any apparent inconsistency shall be construed in favor of the related provisions in the Declaration.

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Exhibit 4.1

NEXPOINT STRATEGIC OPPORTUNITIES FUND

STATEMENT OF PREFERENCES OF

5.50% SERIES A CUMULATIVE PREFERRED SHARES

NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Trust”), hereby certifies that:

FIRST: The Board of Trustees of the Trust, at a meeting duly convened and held on October 13, 2020 (i) pursuant to authority expressly vested in it by the Amended and Restated Agreement and Declaration of Trust of the Trust, as amended from time to time, adopted resolutions classifying an unlimited amount of shares as authorized but unissued preferred shares of the Trust, par value $0.001 per share, and (ii) at a meeting duly convened and held on October 13, 2020 designated, and approved the issuance and sale of up to, $120 million in liquidation preference of such preferred shares.

SECOND: The preferences, rights, voting powers, restrictions, limitations as to dividends and distributions, qualifications, and terms and conditions of redemption of the Trust’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, as set by the Board of Trustees, are as follows:

DESIGNATION

5.50% Series A Cumulative Preferred Shares: A series of up to 4,800,000 preferred shares, par value $0.001 per share, liquidation preference $25.00 per share, is hereby designated “5.50% Series A Cumulative Preferred Shares” (the “Series A Preferred Shares”). Each Series A Preferred Share may be issued on a date to be determined by the Board of Trustees or its delegates and as are set forth in this Statement of Preferences, and shall have such other preferences, rights, voting powers, restrictions, limitations as to dividends and distributions, qualifications and terms and conditions of redemption, in addition to those required by applicable law or set forth in the Governing Documents (as defined herein) applicable to preferred shares of the Trust (“Preferred Shares”), as are set forth in this Statement of Preferences. The Series A Preferred Shares shall constitute a separate series of Preferred Shares.

This Statement of Preferences sets forth the rights, powers, preferences and privileges of the holders of the Series A Preferred Shares and the provisions set forth herein shall operate either as additions to or modifications of the rights, powers, preferences and privileges of the holders of the Series A Preferred Shares under the Declaration (as defined herein), as the context may require. To the extent the provisions set forth herein conflict with the provisions of the Declaration with respect to any such rights, powers, preferences and privileges, this Statement of Preferences shall control. Except as contemplated by the immediately preceding sentence, the Declaration shall control as to the Trust generally and the rights, powers, preferences and privileges of the other shareholders of the Trust.

PART I DEFINITIONS

Unless the context or use indicates another or different meaning or intent, each of the following terms when used in this Statement of Preferences shall have the meaning ascribed to it below, whether such term is used in the singular or plural and regardless of tense:

“1940 Act” means the Investment Company Act of 1940, as amended, or any successor statute. References to the 1940 Act in this Statement of Preferences shall apply to the Trust for so long as, and only for so long as, the Trust shall remain registered as an investment company act under the 1940 Act.

“1940 Act Asset Coverage” means, for so long as, and only for so long as, the Trust shall remain registered as an investment company act under the 1940 Act, asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, of at least 200% with respect to all outstanding senior securities of the Trust which are stock, including all Outstanding Series A Preferred Shares (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are stock of a closed-end investment company as a condition of declaring dividends on its common stock), determined on the basis of values calculated as of a time within 48 hours (not including Saturdays, Sundays or holidays) next preceding the time of such determination. Effective immediately upon issuance of the Deregistration Order, the Trust shall have no obligation to comply with 1940 Act Asset Coverage or any provisions related thereto in this Statement of Preferences.

“1940 Act Asset Coverage Cure Date” means, with respect to the failure by the Trust to maintain 1940 Act Asset Coverage (as required by paragraph 6(a)(i) of Part II hereof) as of the last Business Day of each March, June, September and December of each year, 49 days following such Business Day.

“1940 Act Voting Period” has the meaning set forth in paragraph 5(b)(i) of Part II hereof.

“Board of Trustees” means the Board of Trustees of the Trust or any duly authorized committee thereof as permitted by applicable law.

“Business Day” means a day on which the NSYE is open for trading and that is neither a Saturday nor a Sunday.

“By-Laws” means the Amended and Restated By-Laws of the Trust, as amended from time to time.

“Common Shares” means the common shares of beneficial interest, par value $0.001 per share, of the Trust.

“Date of Original Issue” means December 15, 2020 with respect to the Series A Preferred Shares, and for the purposes of this Statement of Preferences shall have a correlative meaning with respect to any other class or series of Preferred Shares.

“Declaration” means the Amended and Restated Agreement and Declaration of Trust of the Trust, dated as of August 28, 2020, as amended, supplemented or restated from time to time (including by this Statement of Preferences or by way of any other supplement or Statement of Preferences authorizing or creating a class of shares of beneficial interest in the Trust).

“Deregistration Order” shall mean an order issued by the Securities and Exchange Commission declaring that the Trust has ceased to be an investment company, as defined in the 1940 Act.

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“Deposit Assets” means cash, Short Term Money Market Instruments and U.S. Government Obligations. Each Deposit Asset shall be deemed to have a value equal to its principal or face amount payable at maturity plus any interest payable thereon after delivery of such Deposit Asset but only if payable on or prior to the applicable payment date in advance of which the relevant deposit is made.

“Dividend Disbursing Agent” means, with respect to the Series A Preferred Shares, American Stock Transfer & Trust Company and its successors or any other dividend disbursing agent appointed by the Trust and, with respect to any other class or series of Preferred Shares, the Person appointed by the Trust as dividend disbursing or paying agent with respect to such class or series.

“Dividend Payment Date” means with respect to the Series A Preferred Shares, any date on which dividends and distributions declared by, or under authority granted by, the Board of Trustees thereon are payable pursuant to the provisions of paragraph 2(a) of Part II of this Statement of Preferences and shall for the purposes of this Statement of Preferences have a correlative meaning with respect to any other class or series of Preferred Shares.

“Dividend Period” shall have the meaning set forth in paragraph 2(a) of Part II hereof, and for the purposes of this Statement of Preferences shall have a correlative meaning with respect to any other class or series of Preferred Shares.

“DSTA” means the Delaware Statutory Trust Act. “Egan-Jones” means Egan-Jones Ratings Company.

“Governing Documents” means the Declaration and the By-Laws.

“Liquidation Preference” shall, with respect to the Series A Preferred Shares, have the meaning set forth in paragraph 3(a) of Part II hereof, and for the purposes of this Statement of Preferences shall have a correlative meaning with respect to any other class or series of Preferred Shares.

“Notice of Redemption” shall have the meaning set forth in paragraph 4(c)(i) of Part II hereof. “NYSE” means the New York Stock Exchange.

“Outside Redemption Date” means the 30th Business Day after a Cure Date.

“Outstanding” means, as of any date, Preferred Shares theretofore issued by the Trust except:

(a)any such Preferred Share theretofore cancelled by the Trust or delivered to the Trust for cancellation;

(b)any such Preferred Share as to which a notice of redemption shall have been given and for whose payment at the redemption thereof Deposit Assets in the necessary amount are held by the Trust in trust for, or have been irrevocably deposited with the relevant disbursing agent for payment to, the holder of such share pursuant to this Statement of Preferences with respect thereto; and

(c)any such Preferred Share in exchange for or in lieu of which other shares have been issued and delivered.

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Notwithstanding the foregoing, for purposes of voting rights (including the determination of the number of shares required to constitute a quorum), any Preferred Shares as to which the Trust or any subsidiary of the Trust is the holder will be disregarded and deemed not Outstanding.

“Person” means and includes an individual, a partnership, the Trust, a trust, a corporation, a limited liability company, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

“Post-Deregistration Voting Period” has the meaning set forth in paragraph 5(b)(ii) of Part II hereof.

“Preferred Shares” means all series of the preferred shares, par value $0.001 per share, of the Trust, and includes the Series A Preferred Shares.

“Rating Agency” means Egan-Jones, as long as Egan-Jones is then rating the Series A Preferred Shares at the Trust’s request, or any rating agency then providing a rating for the Series A Preferred Shares at the request of the Trust, and for the purpose of this Statement of Preferences shall have a correlative meaning with respect to any other series of Preferred Shares.

“Record Date” shall have the meaning set forth in paragraph 2(a) of Part II hereof, and for the purposes of this Statement of Preferences shall have a correlative meaning with respect to any other class or series of Preferred Shares.

“Redemption Price” has the meaning set forth in paragraph 4(a) of Part II hereof, and for the purposes of this Statement of Preferences shall have a correlative meaning with respect to any other class or series of Preferred Shares.

“Series A Preferred Shares” means the 5.50% Series A Cumulative Preferred Shares, par value

$0.001 per share, of the Trust.

“Short Term Money Market Instruments” means the following types of instruments if, on the date of purchase or other acquisition thereof by the Trust, the remaining term to maturity thereof is not in excess of 180 days:

(i)commercial paper rated A-1 if such commercial paper matures in 30 days or A-1+ if such commercial paper matures in over 30 days;

(ii)demand or time deposits in, and banker’s acceptances and certificates of deposit of (A) a depository institution or trust company incorporated under the laws of the United States of America or any state thereof or the District of Columbia or (B) a United States branch office or agency of a foreign depository institution (provided that such branch office or agency is subject to banking regulation under the laws of the United States, any state thereof or the District of Columbia);

(iii)overnight funds; and

(iv)U.S. Government Obligations.

“Trust” means NexPoint Strategic Opportunities Fund, a Delaware statutory trust.

“U.S. Government Obligations” means direct obligations of the United States or obligations issued by its agencies or instrumentalities that are entitled to the full faith and credit of the

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United States and that, other than United States Treasury Bills, provide for the periodic payment of interest and the full payment of principal at maturity or call for redemption.

“Voting Period” shall have the meaning set forth in paragraph 5(b)(ii) of Part II hereof.

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PART II

5.50% SERIES A CUMULATIVE PREFERRED SHARES

1.Number of Shares; Ranking.

(a)The initial number of authorized Shares constituting the Series A Preferred Shares to be issued is 4,800,000. No fractional Series A Preferred Shares shall be issued.

(b)Series A Preferred Shares which at any time have been redeemed or purchased by the Trust shall, after such redemption or purchase, have the status of authorized but unissued Preferred Shares.

(c)The Series A Preferred Shares shall rank on a parity with any other series of Preferred Shares as to the payment of dividends, distributions and liquidation preference to which such Shares are entitled.

(d)No holder of Series A Preferred Shares shall have, solely by reason of being such a holder, any preemptive or other right to acquire, purchase or subscribe for any Preferred Shares or Common Shares or other securities of the Trust which it may hereafter issue or sell.

2.Dividends and Distributions.

(a)Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by, or under authority granted by, the Board of Trustees, out of funds legally available therefor, cumulative cash dividends and distributions at the rate of 5.50% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the Liquidation Preference on the Series A Preferred Shares and no more, payable quarterly on March 31, June 30, September 30 and December 31 in each year (each a “Dividend Payment Date”) commencing on March 31, 2021 (or, if any such day is not a Business Day, then on the next succeeding Business Day). Dividends and distributions will be payable to holders of record of Series A Preferred Shares as they appear on the share register of the Trust at the close of business on the fifth preceding Business Day (each, a “Record Date”) in preference to dividends and distributions on Common Shares and any other capital shares of the Trust ranking junior to the Series A Preferred Shares in payment of dividends and distributions. Dividends and distributions on Series A Preferred Shares that were originally issued on the Date of Original Issue shall accumulate from the Date of Original Issue. Dividends and distributions on all other Series A Preferred Shares shall accumulate from (i) the date on which such shares are originally issued if such date is a Dividend Payment Date, (ii) the immediately preceding Dividend Payment Date if the date on which such shares are originally issued is other than a Dividend Payment Date and is on or before a Record Date or (iii) the immediately following Dividend Payment Date if the date on which such shares are originally issued is during the period between a Record Date and a Dividend Payment Date. Each period beginning on and including a Dividend Payment Date (or the Date of Original Issue, in the case of the first dividend period after the issuance of such shares) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series A Preferred Shares may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date not exceeding 30 days preceding the payment date thereof as shall be fixed by the Board of Trustees.

(b)(i) No full dividends or distributions shall be declared or paid on Series A Preferred Shares for any Dividend Period or part thereof unless full cumulative dividends and

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distributions due through the most recent Dividend Payment Dates therefor for all series of Preferred Shares ranking on a parity with the Series A Preferred Shares as to the payment of dividends and distributions have been or contemporaneously are declared and paid through the most recent Dividend Payment Dates therefor. If full cumulative dividends and distributions due have not been paid on all such Outstanding Preferred Shares, any dividends and distributions being paid on such Preferred Shares (including the Series A Preferred Shares) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of Preferred Shares on the relevant Dividend Payment Date. No holders of Series A Preferred Shares shall be entitled to any dividends or distributions, whether payable in cash, property or shares, in excess of full cumulative dividends and distributions as provided in this paragraph 2(b)(i) on Series A Preferred Shares. No interest or sum of money in lieu of interest shall be payable in respect of any dividend payments on any Series A Preferred Shares that may be in arrears.

(ii)For so long as Series A Preferred Shares are Outstanding, the Trust shall not declare or pay any dividend or other distribution (other than a dividend or distribution paid in Common Shares, or options, warrants or rights to subscribe for or purchase Common Shares or other shares, if any, ranking junior to the Series A Preferred Shares as to dividends and distribution of assets upon liquidation) in respect of the Common Shares or any other shares of the Trust ranking junior to the Series A Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares or any other shares of the Trust ranking junior to the Series A Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation (except by conversion into or exchange for shares of the Trust ranking junior to the Series A Preferred Shares as to dividends and distributions of assets upon liquidation), unless, in each case, (A) immediately thereafter, for so long as, and only for so long as, the Trust shall remain registered as an investment company under the 1940 Act, the Trust shall have 1940 Act Asset Coverage, (B) all cumulative dividends and distributions on all Series A Preferred Shares due on or prior to the date of the transaction have been declared and paid (or shall have been declared and sufficient funds for the payment thereof deposited with the applicable Dividend Disbursing Agent) and (C) the Trust has redeemed the full number of Series A Preferred Shares to be redeemed mandatorily pursuant to any provision contained herein for mandatory redemption.

(iii)Any dividend payment made on the Series A Preferred Shares shall first be credited against the dividends and distributions accumulated with respect to the earliest Dividend Period for which dividends and distributions have not been paid.

(c)Not later than the Business Day immediately preceding each Dividend Payment Date, the Trust shall deposit with the Dividend Disbursing Agent Deposit Assets having an initial combined value sufficient to pay the dividends and distributions that are payable on such Dividend Payment Date, which Deposit Assets shall mature (if such assets constitute debt securities or time deposits) on or prior to such Dividend Payment Date. The Trust may direct the Dividend Disbursing Agent with respect to the investment of any such Deposit Assets, provided that such investment consists exclusively of Deposit Assets and provided further that the proceeds of any such investment will be available at the opening of business on such Dividend Payment Date.

3.Liquidation Rights.

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(a)In the event of any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, the holders of Series A Preferred Shares shall be entitled to receive out of the assets of the Trust available for distribution to shareholders, after satisfying claims of creditors but before any distribution or payment shall be made in respect of the Common Shares or any other shares of the Trust ranking junior to the Series A Preferred Shares as to liquidation payments, a liquidation distribution in the amount of $25.00 per share (the “Liquidation Preference”), plus an amount equal to all unpaid dividends and distributions accumulated to and including the date fixed for such distribution or payment (whether or not earned or declared by the Trust, but excluding interest thereon), and such holders shall be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up of the Trust.

(b)If, upon any liquidation, dissolution or winding up of the affairs of the Trust, whether voluntary or involuntary, the assets of the Trust available for distribution among the holders of all Outstanding Series A Preferred Shares, and any other Outstanding class or series of Preferred Shares ranking on a parity with the Series A Preferred Shares as to payment upon liquidation, shall be insufficient to permit the payment in full to such holders of Series A Preferred Shares of the Liquidation Preference plus accumulated and unpaid dividends and distributions and the amounts due upon liquidation with respect to such other Preferred Shares, then such available assets shall be distributed among the holders of Series A Preferred Shares and such other Preferred Shares ratably in proportion to the respective preferential liquidation amounts to which they are entitled. Unless and until the Liquidation Preference plus accumulated and unpaid dividends and distributions has been paid in full to the holders of Series A Preferred Shares, no dividends or distributions will be made to holders of the Common Shares or any other shares of the Trust ranking junior to the Series A Preferred Shares as to liquidation.

4.Redemption.

The Series A Preferred Shares shall be redeemed by the Trust as provided below:

(a)Mandatory Redemptions. For so long as, and only for so long as, the Trust shall remain registered as an investment company under the 1940 Act, if the Trust is required to redeem any Preferred Shares (which may include Series A Preferred Shares) pursuant to paragraph 6(b) of Part II hereof, then the Trust shall, to the extent permitted by the DSTA and, if applicable, the 1940 Act, by the close of business on such 1940 Act Asset Coverage Cure Date fix a redemption date that is on or before the Outside Redemption Date and proceed to redeem shares as set forth in paragraph 4(c) hereof; provided, however, that the Trust may fix a redemption date that is after the Outside Redemption Date if the Board of Trustees determines in good faith that extraordinary market conditions exist as a result of which disposal by the Trust of securities owned by it is not reasonably practicable, or is not reasonably practicable at fair value. On such redemption date, the Trust shall redeem, out of funds legally available therefor, (i) the number of Preferred Shares, which, to the extent permitted by the DSTA and, if applicable, the 1940 Act, at the option of the Trust may include any proportion of Series A Preferred Shares or any other series of Preferred Shares, equal to the minimum number of shares the redemption of which, if such redemption had occurred immediately prior to the opening of business on such 1940 Act Asset Coverage Cure Date, would have resulted in the Trust having 1940 Act Asset Coverage immediately prior to the opening of business on such 1940 Act Asset Coverage Cure Date or (ii) if such 1940 Act Asset Coverage cannot be so restored, all of the Outstanding Series A Preferred Shares, at a price equal to $25.00 per share plus accumulated but unpaid dividends and distributions (whether or not earned or declared by the Trust) through, but not including, the date of redemption (the “Redemption Price”). In the event that Preferred Shares are redeemed pursuant to paragraph 6(b) of Part II hereof, the Trust may, but is not required to,

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redeem an additional number of Series A Preferred Shares pursuant to this paragraph 4(a)(i) which, when aggregated with other Preferred Shares redeemed by the Trust, permits the Trust to have with respect to the Preferred Shares (including the Series A Preferred Shares) remaining Outstanding after such redemption 1940 Act Asset Coverage of as much as 220%. In the event that all of the Series A Preferred Shares then Outstanding are required to be redeemed pursuant to paragraph 6(b) of Part II hereof, the Trust shall redeem such shares at the Redemption Price and proceed to do so as set forth in paragraph 4(c) hereof. Effective immediately upon issuance of the Deregistration Order, this paragraph 4(a)(i) shall be void and shall have no further effect.

(b)Optional Redemptions. Prior to December 15, 2023, the Series A Preferred Shares are not subject to optional redemption by the Trust unless such redemption is necessary, in the judgment of the Board of Trustees, to maintain the Trust’s status as a regulated investment company (“RIC”) or a real estate investment trust (“REIT”), as applicable, under Subchapter M of the Internal Revenue Code of 1986, as amended. Commencing December 15, 2023, and thereafter, and prior thereto to the extent necessary to maintain the Trust’s status as a RIC or a REIT, as applicable, under Subchapter M of the Internal Revenue Code of 1986, as amended, to the extent permitted by DSTA and, if applicable, the 1940 Act, the Trust may at any time upon Notice of Redemption redeem the Series A Preferred Shares in whole or in part at the Redemption Price per share, which notice shall specify a redemption date of not fewer than 30 days nor more than 90 days after the date of such notice.

(c)Procedures for Redemption.

(i)If the Trust shall determine or be required to redeem Series A Preferred Shares pursuant to this paragraph 4, it shall mail a written notice of redemption (“Notice of Redemption”) with respect to such redemption by first class mail, postage prepaid, to each holder of the shares to be redeemed at such holder’s address as the same appears on the share register of the Trust on the close of business on such date as the Board of Trustees or its delegatee may determine, which date shall not be earlier than the second Business Day prior to the date upon which such Notice of Redemption is mailed or delivered electronically to the holders of Series A Preferred Shares. Each such Notice of Redemption shall state: (A) the redemption date as established by the Board of Trustees or its delegatee; (B) the number of Series A Preferred Shares to be redeemed; (C) the CUSIP number(s) of such shares; (D) the Redemption Price (specifying the amount of accumulated dividends and distributions to be included therein); (E) the place or places where the certificate(s) for such shares (properly endorsed or assigned for transfer, if the Board of Trustees or its delegatee shall so require and the Notice of Redemption shall so state), if any, are to be surrendered for payment in respect of such redemption; (F) that dividends and distributions on the shares to be redeemed will cease to accrue on such redemption date; (G) the provisions of this paragraph 4 under which such redemption is made; and (H) in the case of a redemption pursuant to paragraph 4(b), any conditions precedent to such redemption. If fewer than all Series A Preferred Shares held by any holder are to be redeemed, the Notice of Redemption mailed or delivered electronically to such holder also shall specify the number or percentage of shares to be redeemed from such holder. No defect in the Notice of Redemption or the mailing thereof shall affect the validity of the redemption proceedings, except as required by applicable law.

(ii)If the Trust shall give a Notice of Redemption, then by the close of business on the Business Day preceding the redemption date specified in the Notice of Redemption (so long as any conditions precedent to such redemption have been met) or, if the Dividend Disbursing Agent so agrees, another date not later than the redemption date, the Trust

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shall (A) deposit with the Dividend Disbursing Agent Deposit Assets that shall mature (if such assets constitute debt securities or time deposits) on or prior to such redemption date having an initial combined value sufficient to effect the redemption of the Series A Preferred Shares to be redeemed and (B) give the Dividend Disbursing Agent irrevocable instructions and authority to pay the Redemption Price to the holders of the Series A Preferred Shares called for redemption on the redemption date. The Trust may direct the Dividend Disbursing Agent with respect to the investment of any Deposit Assets so deposited provided that the proceeds of any such investment will be available at the opening of business on such redemption date. Upon the date of such deposit (unless the Trust shall default in making payment of the Redemption Price), all rights of the holders of the Series A Preferred Shares so called for redemption shall cease and terminate except the right of the holders thereof to receive the Redemption Price thereof and such shares shall no longer be deemed Outstanding for any purpose. The Trust shall be entitled to receive, promptly after the date fixed for redemption, any cash in excess of the aggregate Redemption Price of the Series A Preferred Shares called for redemption on such date and any remaining Deposit Assets. Any assets so deposited that are unclaimed at the end of two years from such redemption date shall, to the extent permitted by law, be repaid to the Trust, after which the holders of the Series A Preferred Shares so called for redemption shall look only to the Trust for payment of the Redemption Price thereof. The Trust shall be entitled to receive, from time to time after the date fixed for redemption, any interest on the Deposit Assets so deposited.

(iii)On or after the redemption date, each holder of Series A Preferred Shares that are subject to redemption shall surrender such shares to the Trust as instructed in the Notice of Redemption and shall then be entitled to receive the cash Redemption Price, without interest.

(iv)In the case of any redemption of less than all of the Series A Preferred Shares pursuant to this Statement of Preferences, such redemption shall be made pro rata from each holder of Series A Preferred Shares in accordance with the respective number of shares held by each such holder on the record date for such redemption.

(v)Notwithstanding the other provisions of this paragraph 4, the Trust shall not redeem any Series A Preferred Shares unless all accumulated and unpaid dividends and distributions on all Outstanding Series A Preferred Shares and other Preferred Shares ranking on a parity with the Series A Preferred Shares with respect to dividends and distributions for all applicable past Dividend Periods (whether or not earned or declared by the Trust) shall have been or are contemporaneously paid or declared and Deposit Assets for the payment of such dividends and distributions shall have been deposited with the Dividend Disbursing Agent as set forth in paragraph 2(c) of Part II hereof, provided, however, that the foregoing shall not prevent the purchase or acquisition of Outstanding Preferred Shares pursuant to the successful completion of an otherwise lawful purchase or exchange offer made on the same terms to holders of all Outstanding Series A Preferred Shares.

If the Trust shall not have funds legally available for the redemption of, or is otherwise unable to redeem, all the Series A Preferred Shares or other Preferred Shares designated to be redeemed on any redemption date, the Trust shall redeem on such redemption date the number of Series A Preferred Shares and other Preferred Shares so designated as it shall have legally available funds, or is otherwise able, to redeem ratably on the basis of the Redemption Price from each holder whose shares are to be redeemed, and the remainder of the Series A Preferred Shares and other Preferred Shares designated to be redeemed shall be redeemed on the earliest practicable date on which the Trust shall have funds legally available for the redemption of, or is otherwise able to redeem, such shares upon Notice of Redemption.

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5.Voting Rights.

(a)General. Except as otherwise provided in the Governing Documents or a resolution of the Board of Trustees, or as required by applicable law, holders of Series A Preferred Shares shall have no power to vote on any matter except matters submitted to a vote of the Common Shares. In any matter submitted to a vote of the holders of the Common Shares, each holder of Series A Preferred Shares shall be entitled to one vote for each Series A Preferred Share held and the holders of the Outstanding Preferred Shares, including Series A Preferred Shares, and the Common Shares shall vote together as a single class; provided, however, that the holders of the Outstanding Preferred Shares, including Series A Preferred Shares, shall be entitled, as a separate class, to the exclusion of the holders of all other securities and classes of capital shares of the Trust, to elect 2 of the Trust’s trustees for so long as, and only for so long as, the Trust is registered as an investment company under the 1940 Act and such entitlement shall cease immediately upon the issuance of the Deregistration Order. Subject to paragraph 5(b) of Part II hereof, the holders of the outstanding capital shares of the Trust, including the holders of the Outstanding Preferred Shares, including the Series A Preferred Shares, voting as a single class, shall elect the balance of the trustees.

(b)Additional Voting Rights for Trustees

(i)Right to Elect Majority of Board of Trustees. For so long as, and only for so long as, the Trust is registered as an investment company under the 1940 Act and such entitlement shall cease immediately upon the issuance of the Deregistration Order, during any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “1940 Act Voting Period”), the number and/or composition of trustees constituting the Board of Trustees shall be automatically adjusted as necessary to permit the holders of Outstanding Preferred Shares, including the Series A Preferred Shares, voting separately as one class (to the exclusion of the holders of all other securities and classes of capital shares of the Trust) to elect the number of trustees that, when added to the 2 trustees elected exclusively by the holders of Preferred Shares pursuant to paragraph 5(a) above, would constitute a simple majority of the Board of Trustees as so adjusted. The Trust and the Board of Trustees shall take all necessary actions, including effecting the removal of trustees or amendment of the Declaration, to effect an adjustment of the number and/or composition of trustees as described in the preceding sentence. A 1940 Act Voting Period shall commence:

(A)if at any time accumulated dividends and distributions (whether or not earned or declared, and whether or not funds are then legally available in an amount sufficient therefor) on the Outstanding Series A Preferred Shares equal to at least 2 full years’ dividends and distributions shall be due and unpaid and sufficient Deposit Assets shall not have been deposited with the Dividend Disbursing Agent for the payment of such accumulated dividends and distributions; or

(B)if at any time holders of any other Preferred Shares are entitled to elect a majority of the trustees of the Trust under the 1940 Act or Statement of Preferences creating such shares.

Effective immediately upon issuance of the Deregistration Order, this paragraph 5(b)(i) shall be void and shall have no further effect.

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(ii)Post-Deregistration Order Arrearages Trustee Voting Rights. This paragraph 5(b)(ii) shall not be applicable, and shall have no effect, until the issuance of the Deregistration Order and, thereafter, shall confer the voting entitlement described herein only for so long as the rules of a national securities exchange on which any of the Trust’s equity securities are listed requires holders of Series A Preferred Shares to have such voting entitlements. During any period in which accumulated dividends and distributions (whether or not earned or declared, and whether or not funds are then legally available in an amount sufficient therefor) on the outstanding Series A Preferred Shares equal to at least six full quarters' dividends and distributions shall be due and unpaid and sufficient Deposit Assets shall not have been deposited with the Dividend Disbursing Agent for the payment of such accumulated dividends and distributions (such period being referred to herein as a “Post-Deregistration Voting Period” and, together with a 1940 Act Voting Period, a “Voting Period”), holders of the Series A Preferred Shares, voting separately as one class (to the exclusion of the holders of all other securities and classes of capital shares of the Trust, except for any other series of Preferred Shares for which a like voting entitlement has arisen, with which the holders of the Series A Preferred Shares will vote together as one class for this purpose), shall be entitled to elect 2 of the Trust’s trustees. The Trust and the Board of Trustees shall take all necessary actions, including effecting the removal of trustees or amendment of the Declaration, to effect an adjustment of the number and/or composition of trustees as described in the preceding sentence.

Upon the termination of a Voting Period, the voting rights described in this paragraph 5(b) shall cease, subject always, however, to the reverting of such voting rights in the holders of Preferred Shares upon the further occurrence of any of the events described in this paragraph 5(b).

(c)Right to Vote with Respect to Certain Other Matters. Subject to paragraph 1 of Part III of this Statement of Preferences, so long as any Series A Preferred Shares are Outstanding, the Trust shall not, without the affirmative vote of the holders of at least two- thirds of the Preferred Shares Outstanding at the time, voting separately as one class, amend, alter or repeal the provisions of this Statement of Preferences so as to in the aggregate adversely affect the rights and preferences set forth in any Statement of Preferences, including the Series A Preferred Shares. To the extent permitted under the 1940 Act, if applicable, and the applicable exchange on which the Preferred Shares are listed, in the event that more than one series of Preferred Shares are Outstanding, the Trust shall not effect any of the actions set forth in the preceding sentence which in the aggregate adversely affects the rights and preferences set forth in the Statement of Preferences for a series of Preferred Shares differently than such rights and preferences for any other series of Preferred Shares without the affirmative vote of the holders of at least two-thirds of the Preferred Shares Outstanding of each series adversely affected (each such adversely affected series voting separately as a class to the extent its rights are affected differently). The holders of the Series A Preferred Shares shall not be entitled to vote on any matter that affects the rights or interests of only one or more other series of Preferred Shares. The Trust shall notify the relevant Rating Agency 10 Business Days prior to any such vote described above. Unless a higher percentage is required under the Governing Documents or applicable provisions of the DSTA or, if applicable, the 1940 Act, and for so long as, and only for so long, as the Trust is registered as an investment company under the 1940 Act, the affirmative vote of the holders of a majority of the Outstanding Preferred Shares, including Series A Preferred Shares, voting together as a single class, will be required to approve any plan of reorganization (as defined in the 1940 Act) adversely affecting the Preferred Shares or any action requiring a vote of security holders under Section 13(a) of the 1940 Act. Effective immediately upon issuance of the Deregistration Order, the immediately preceding sentence shall be void and

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shall have no further effect. For so long as, and only for so long as, the Trust remains registered as an investment company under the 1940 Act, the phrase “vote of the holders of a majority of the Outstanding Preferred Shares” (or any like phrase) as used in this paragraph 5(c) shall mean, in accordance with Section 2(a)(42) of the 1940 Act, the vote, at the annual or a special meeting of the shareholders of the Trust duly called (i) of 67 percent or more of the Preferred Shares present at such meeting, if the holders of more than 50 percent of the Outstanding Preferred Shares are present or represented by proxy; or (ii) of more than 50 percent of the Outstanding Preferred Shares, whichever is less. The class votes of holders of Preferred Shares described in this paragraph 5(c) will in each case be in addition to a separate vote of the requisite percentage of Common Shares and Preferred Shares, including Series A Preferred Shares, voting together as a single class, necessary to authorize the action in question. An increase in the number of authorized Preferred Shares pursuant to the Governing Documents or the issuance of additional shares of any series of Preferred Shares (including Series A Preferred Shares), pursuant to the Governing Documents shall not in and of itself be considered to adversely affect the rights and preferences of the Preferred Shares and holders of the Series A Preferred Shares, by virtue of their acquisition of Series A Preferred Shares, will be deemed to have authorized such issuances by the Board of Trustees.

(c)Voting Procedures.

(i)As soon as practicable after the accrual of any right of the holders of Preferred Shares to elect additional trustees as described in paragraph 5(b) above, the Trust shall call a special meeting of such holders and instruct the Dividend Disbursing Agent to mail a notice of such special meeting to such holders, such meeting to be held not less than 10 nor more than 40 days after the date of mailing of such notice. If the Trust fails to send such notice to the Dividend Disbursing Agent or if the Trust does not call such a special meeting, it may be called by any such holder on like notice. The record date for determining the holders entitled to notice of and to vote at such special meeting shall be the close of business on the day on which such notice is mailed or such other date as the Board of Trustees shall determine. At any such special meeting and at each shareholder meeting held during a Voting Period for the purpose of electing trustees, such holders of Preferred Shares, voting together as a class (to the exclusion of the holders of all other securities and classes of capital shares of the Trust), shall be entitled to elect the number of trustees prescribed in paragraph 5(b) above on a one-vote-per-share basis. At any such meeting, or adjournment thereof in the absence of a quorum, a majority of such holders present in person or by proxy shall have the power to adjourn the meeting without notice, other than by an announcement at the meeting, to a date not more than 120 days after the original record date.

(ii)For purposes of determining any rights of the holders of Series A Preferred Shares to vote on any matter or the number of shares required to constitute a quorum, whether such right is created by this Statement of Preferences, by the other provisions of the Governing Documents, by statute or otherwise, any Series A Preferred Share which is not Outstanding shall not be counted.

(iii)The terms of office of all persons who are trustees of the Trust at the time of a special meeting of holders of Preferred Shares to elect trustees and who remain trustees following such meeting shall continue, notwithstanding the election at such meeting by such holders of the number of trustees that they are entitled to elect, and the persons so elected by such holders, together with the 2 incumbent trustees elected by the holders of Preferred Shares (to the extent such election right exists in accordance with the terms of paragraph 5(a), above) and the remaining incumbent trustees elected by the holders of the Common Shares and Preferred Shares, shall constitute the duly elected trustees of the Trust.

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(iv)Upon the expiration of a Voting Period, the terms of office of the additional trustees elected by the holders of Preferred Shares pursuant to paragraph 5(b) above shall expire at the earliest time permitted by law and the remaining trustees shall constitute the trustees of the Trust and the voting rights of such holders of Preferred Shares, including Series A Preferred Shares, to elect additional trustees pursuant to paragraph 5(b) above shall cease, subject to the provisions of the last sentence of paragraph 5(b). Upon the expiration of the terms of the trustees elected by the holders of Preferred Shares pursuant to paragraph 5(b) above, the number of trustees shall be automatically reduced to the number of trustees on the Board of Trustees immediately preceding such Voting Period if the number of trustees on the Board of Trustees was increased in connection with a Voting Period.

(d)Exclusive Remedy. Unless otherwise required by law, the holders of Series A Preferred Shares shall not have any rights or preferences other than those specifically set forth herein. The holders of Series A Preferred Shares shall have no preemptive rights or rights to cumulative voting. In the event that the Trust fails to pay any dividends and distributions on the Series A Preferred Shares, the exclusive remedy of the holders shall be the right to vote for trustees pursuant to the provisions of this paragraph 5.

(e)Notification to Rating Agency. In the event a vote of holders of Series A Preferred Shares is required pursuant to the provisions of Section 13(a) of the 1940 Act, as long as the Series A Preferred Shares are then rated by a Rating Agency at the Trust’s request, the Trust shall, not later than 10 Business Days prior to the date on which such vote is to be taken, notify the relevant Rating Agency that such vote is to be taken and the nature of the action with respect to which such vote is to be taken and, not later than 10 Business Days after the date on which such vote is taken, notify such Rating Agency of the result of such vote. Effective immediately upon issuance of the Deregistration Order, this paragraph 5(e) shall be void and shall have no further effect.

6.Coverage Tests.

(a)Determination of Compliance. For so long as, and only for so long as, the Trust shall remain registered as an investment company under the 1940 Act, the Trust shall make the following determination:

(i) 1940 Act Asset Coverage. The Trust shall have 1940 Act Asset Coverage as of the last Business Day of each March, June, September and December of each year in which any Series A Preferred Shares are Outstanding; provided, however, that, effective immediately upon issuance of the Deregistration Order, the Trust shall have no obligation to make any determination with respect to 1940 Act Asset Coverage and this paragraph 6(a)(i) shall be void and shall have no further effect.

(b)Failure to Meet 1940 Act Asset Coverage. For so long as, and only for so long as, the Trust shall remain registered as an investment company under the 1940 Act, if the Trust fails to have 1940 Act Asset Coverage as provided in paragraph 6(a)(i) hereof and such failure is not cured as of the related 1940 Act Asset Coverage Cure Date, (i) the Trust shall give a Notice of Redemption as described in paragraph 4 of Part II hereof with respect to the redemption of a sufficient number of Preferred Shares, which at the Trust’s determination (to the extent permitted by the 1940 Act and the DSTA) may include any proportion of Series A Preferred Shares, to enable it to meet the requirements of paragraph 6(a)(i) above, and, at the Trust’s discretion, such additional number of Series A Preferred Shares or other Preferred Shares in order that the Trust have 1940 Act Asset Coverage with respect to the Series A Preferred Shares and any other Preferred Shares remaining

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Outstanding after such redemption as great as 220%, and (ii) deposit with the Dividend Disbursing Agent Deposit Assets having an initial combined value sufficient to effect the redemption of the Series A Preferred Shares or other Preferred Shares to be redeemed, as contemplated by paragraph 4 of Part II hereof. Effective immediately upon issuance of the Deregistration Order, this paragraph 6(b) shall no longer apply and shall be void and shall have no further effect.

(c)Status of Shares Called for Redemption. For purposes of determining whether the requirements of paragraph 6(a)(i) hereof are satisfied, (i) no Series A Preferred Share shall be deemed to be Outstanding for purposes of any computation if, prior to or concurrently with such determination, sufficient Deposit Assets to pay the full Redemption Price for such share shall have been deposited in trust with the Dividend Disbursing Agent (or applicable paying agent) and the requisite Notice of Redemption shall have been given, and (ii) such Deposit Assets deposited with the Dividend Disbursing Agent (or paying agent) shall not be included.

7.Limitation on Incurrence of Additional Indebtedness and Issuance of Additional Preferred Shares

(a)For so long as, and only for so long as, the Trust shall remain registered as an investment company act under the 1940 Act and any Series A Preferred Shares are Outstanding, the Trust may issue and sell one or more series of a class of senior securities of the Trust representing indebtedness under Section 18 of the 1940 Act and/or otherwise create or incur indebtedness, provided that, immediately after giving effect to the incurrence of such indebtedness and to its receipt and application of the proceeds thereof, the Trust shall have an “asset coverage” for all senior securities representing indebtedness, as defined in Section 18(h) of the 1940 Act, of at least 300% of the amount of all indebtedness of the Trust then outstanding and no such additional indebtedness shall have any preference or priority over any other indebtedness of the Trust upon the distribution of the assets of the Trust or in respect of the payment of interest. Any possible liability resulting from lending and/or borrowing portfolio securities, entering into reverse repurchase agreements, entering into futures contracts and writing options, to the extent such transactions are made in accordance with the investment restrictions of the Trust then in effect, shall not be considered to be indebtedness limited by this paragraph 7(a) if such liabilities are covered in accordance with the requirements of the 1940 Act and applicable guidance. Effective immediately upon issuance of the Deregistration Order, this paragraph 7(a) shall be void and shall have no further effect.

(b)For so long as, and only for so long as, the Trust shall remain registered as an investment company act under the 1940 Act and any Series A Preferred Shares are Outstanding, the Trust may issue and sell shares of one or more other series of Preferred Shares constituting a series of a class of senior securities of the Trust representing stock under Section 18 of the 1940 Act in addition to the Series A Preferred Shares and other Preferred Shares then Outstanding, provided that (i) the Trust shall, immediately after giving effect to the issuance of such additional Preferred Shares and to its receipt and application of the proceeds thereof, including, without limitation, to the redemption of Preferred Shares for which a Notice of Redemption has been mailed or delivered electronically prior to such issuance, have an “asset coverage” for all senior securities which are stock, as defined in Section 18(h) of the 1940 Act, of at least 200% of the sum of the Liquidation Preference of the Series A Preferred Shares and all other Preferred Shares then Outstanding, and (ii) no such additional Preferred Shares shall have any preference or priority over any other Preferred Shares upon liquidation or the distribution of the assets of the Trust or in respect of the payment of dividends. Effective immediately upon issuance of the Deregistration Order, this paragraph 7(b) shall be void and shall have no further effect.

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8.Restrictions on Ownership and Transfer

Effective immediately upon the Trust’s election to qualify as a REIT for federal income tax purposes, the Series A Preferred Shares and any other series of Preferred Shares Outstanding shall be subject to the provisions of Article XII of the Declaration. Pursuant to Article XII of the Declaration, and without limitation of any provisions of such Article XII, Series A Preferred Shares together with Common Shares beneficially or constructively owned (as defined in the Declaration) by a shareholder in excess of the Aggregate Share Ownership Limit (as defined in the Declaration), shall automatically be transferred to a Charitable Trust (as defined in the Declaration) for the benefit of one or more Charitable Beneficiaries (as defined in the Declaration) in accordance with and subject to the provisions of such Article XII (including, without limitation, any applicable exceptions or any additional remedies provided to the Board pursuant to such Article XII). Section 12.2.9 of the Declaration providing for a legend on certificates will also apply to shares of Series A Preferred Shares with such changes as are appropriate to refer to the Series A Preferred Shares and restrictions applicable thereto.

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PART III

ABILITY OF THE BOARD OF TRUSTEES TO MODIFY THE STATEMENT OF PREFERENCES

1.Modification to Prevent Ratings Reduction or Withdrawal. The Board of Trustees, without further action by the shareholders, may amend, alter, add to or repeal any provision of this Statement of Preferences that has been adopted by the Trust pursuant to the Rating Agency guidelines or add covenants and other obligations of the Trust to this Statement of Preferences, if the applicable Rating Agency confirms that such amendments or modifications are necessary to prevent a reduction in, or the withdrawal of, a rating of the Preferred Shares and such amendments and modifications do not adversely affect the rights and preferences of and are in the aggregate in the best interests of the holders of the Preferred Shares.

2.Other Modification. The Board of Trustees, without further action by the shareholders, may amend, alter, add to or repeal any provision of this Statement of Preferences including provisions that have been adopted by the Trust pursuant to the Rating Agency guidelines, if such amendments or modifications will not in the aggregate adversely affect the rights and preferences of the holders of any series of the Preferred Shares, provided, that the Trust has received confirmation from each applicable Rating Agency that such amendment or modification would not adversely affect such Rating Agency’s then-current rating of such series of the Trust’s Preferred Shares.

Notwithstanding the provisions of the preceding paragraph, to the extent permitted by law, the Board of Trustees or its delegatee, without the vote of the holders of the Series A Preferred Shares or any other shares of the Trust, may amend the provisions of this Statement of Preferences to resolve any inconsistency or ambiguity or to remedy any formal defect so long as the amendment does not in the aggregate adversely affect the rights and preferences of the Series A Preferred Shares.

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IN WITNESS WHEREOF, NexPoint Strategic Opportunities Fund has caused this Statement of Preferences to be signed in its name and on its behalf by a duly authorized officer, who acknowledges said instrument to be the statutory trust act of the Trust, and states that, to the best of such officer’s knowledge, information and belief under penalty of perjury, the matters and facts herein set forth with respect to approval are true in all material respects, as of December 15, 2020.

By: /s/ Lauren Thedford

Name: Lauren Thedford Title: Secretary

Attest,

/s/ Dustin Norris

Name: Dustin Norris

Title: Executive Vice President

Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description summarizes the material provisions of the shares of beneficial interests of NexPoint Diversified Real Estate Trust (the “Company”, “we”, “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is not complete and is subject to, and is qualified in its entirety by reference to, our restated certificate of trust, agreement and declaration of trust (the “Declaration”), statement of preferences (the “Statement of Preferences” and, together with the Declaration, the “Governing Instrument”) designating the 5.50% Series A Cumulative Preferred Shares (the “Series A Preferred Shares”) and bylaws (together with the Governing Instrument, the “Governing Documents”) and applicable provisions of Delaware law, including the Delaware Statutory Trust Act (the “DSTA”).

Authorized Beneficial Interests

The Company is authorized to issue an unlimited number of its shares of beneficial interest, or capital shares, in multiple classes and series thereof as determined from time to time by the Board of Trustees (the “Board”). The Company’s authorized shares of beneficial interest consist of an unlimited number of its common shares, par value par value $0.001 per share, and an unlimited number of its preferred shares, par value $.001 per share. The Board has designated a series of up to 4,800,000 preferred shares, par value $0.001 per share, liquidation preference $25.00 per share (the “Liquidation Preference”), as the Series A Preferred Shares. As of December 31, 2022, there were 37,171,807 common shares and 3,359,593 Series A Preferred Shares issued and outstanding. All the outstanding common shares and Series A Preferred Shares are fully paid and nonassessable.

Subject to the terms of the Statement of Preferences, the Board, in its discretion, may from time to time without vote of the shareholders issue shares of beneficial interest, including any preferred shares, in addition to the then issued and outstanding shares of beneficial interest and shares of beneficial interest held in the treasury. The Board may also authorize and issue such other securities of the Company as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit, including multiple classes of common shares, preferred interests, debt securities or other senior securities. To the extent the Board authorizes and issues additional shares of beneficial interest of any class or series, the Board is authorized, without shareholder approval, subject to the terms of the Statement of Preferences, to amend or supplement the Declaration as it deems necessary or appropriate. Issuances and redemptions of shares of beneficial interest may be made in whole shares of beneficial interest and/or l/l,000ths of a share of beneficial interest or multiples thereof as the Board may determine. Except as otherwise provided by a majority of the Board, the Company’s shares of beneficial interest are not redeemable by the holders. The Declaration provides that no shareholder of the Company will be subject in such capacity to any personal liability whatsoever to any person in connection with Company property or the acts, obligations or affairs of the Company, and that the shareholders of the Company will have the limitation of personal liability provided under the DSTA.

The Declaration provides that shareholders will have no power to vote on any matter except matters on which a vote of shareholders is required by the Declaration or by resolution of the Board. The Declaration expressly provides that no matter for which voting is required by the DSTA in the absence of the contrary provision in the Declaration will require any vote. Except as otherwise provided in the Declaration, any matter required to be submitted to shareholders and affecting one or more classes or series of shares of beneficial interest will require approval by the required vote of all the affected classes and series of shares of beneficial interest voting together as a single class; provided, however, that as to any matter with respect to which a separate vote of any class or series of shares of beneficial interest is provided for by resolution of the Board, such requirement as to a separate vote by that class or series of shares of beneficial interest will apply in addition to a vote of all the affected classes and series voting together as a single class. Subject to the Statement of Preferences, shareholders of a particular class or series of shares of beneficial interest will not be entitled to vote on any matter that affects only one or more other classes or series of shares of beneficial interest.

Common Shares

Dividends

Subject to the preferential rights, if any, of holders of any other class or series of our shares of beneficial interest and to the provisions of the Declaration relating to the restrictions on ownership and transfer of our shares of beneficial interest, the holders of our common shares are entitled to receive dividends and other distributions on such common shares when, as and if authorized by the Board and declared by us out of assets legally available for distribution to our shareholders. In addition, subject to the preferential rights, if any, of holders of any other class or series of the our shares of beneficial interest, the holders of our common shares will be entitled to share ratably in the Company’s property legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for payment all liabilities and upon receipt of such releases, indemnities and refunding agreements, as the Board deems necessary for protection of the trustees.

Voting

Subject to the provisions of our Declaration regarding restrictions on ownership and transfer of our shares of beneficial interest and except as may be otherwise specified in the terms of any class or series of our common shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of trustees. Our Governing Instrument provides that the holders of preferred shares, including the Series A Preferred Shares, are entitled to vote on matters submitted to a vote of the common shares, voting together as a single class.

The Statement of Preferences provides that, except the Preferred Shares Trustees (defined below), the holders of the outstanding capital shares of the Company, voting as a single class, will elect the trustees. There is no cumulative voting in the election of trustees. Consequently, other than the Preferred Shares Trustees, the holders of a majority of the outstanding capital shares can elect all of the trustees then standing for election, and the holders of the remaining capital shares will not be able to elect any trustees. Trustees will be elected by a plurality of all of the votes cast in the election of trustees.

With respect to matters other than the election of trustees, (i) the affirmative vote of a majority of our shares of beneficial interest present in person or represented by proxy and entitled to vote thereon, at a meeting where the holders of a majority of our shares of beneficial interest entitled to vote on the matter are present in person or represented by proxy (a “Quorum”), will be the act of the shareholders with respect to such matters, and (ii) where a separate vote of one or more classes or series of shares of beneficial interest is required on any matter, the affirmative vote of a majority of the shares of beneficial interest of such class or series present in person or represented by proxy at a meeting where a Quorum is present will be the act of the shareholders of such class or series with respect to such matter, in each case subject to any provisions of the Declaration or a resolution of the Board specifying a greater or lesser requirement with respect to the vote or Quorum (the “Voting Requirement”).

Under the DSTA, an agreement of merger or consolidation must be approved by all of the trustees and beneficial owners of the Company, unless otherwise provided in the Company’s governing instrument. In addition, a conversion into another business entity must be approved by all of the trustees and beneficial owners of the Company, except that if the Company’s governing instrument specifies a different manner of authorization with respect to approving such conversion or, if it does not so specify, does not prohibit such conversion and specifies a manner of authorization with respect to an agreement of merger or consolidation, that manner of authorization will be required. The DSTA further provides that the governing instrument of a statutory trust may be amended with the approval of all of the beneficial owners and trustees or as otherwise permitted by law, unless otherwise provided in the governing instrument of the statutory trust. In addition, under the DSTA, a statutory trust may not be terminated or revoked except in accordance with the governing instrument of the statutory trust and, except to the extent otherwise provided in the certificate of trust or in the governing instrument, the certificate of trust may be amended by the trustees.

The Declaration provides that a merger or consolidation requires approval by two-thirds of the trustees without a requirement for approval by our shareholders, except that any merger or consolidation in which the Company is not the surviving entity requires approval of 75% of the holders of shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series, unless such amendment has been approved by 80% of the trustees, in which case the Voting Requirement will apply (such voting exception and alternative, subject to the terms of the Statement of Preferences, the “Required Voting Alternatives”). The Declaration provides that the Company may be dissolved with approval of 80% of the trustees without a requirement for approval by our shareholders, except that the Required Voting Alternatives will apply to the sale, conveyance, assignment, exchange, merger in which the Company is not the survivor, transfer or other disposition of all or substantially all of the Company’s property in winding up the affairs of the Company. In addition, the Declaration provides that it may only be amended if such amendment is approved by a majority of the trustees and that the Required Voting Alternatives also apply to certain amendments of the Declaration and the sale, lease or exchange of all or substantially all of the Company’s property. The Declaration does not specify approval requirements with respect to a conversion of the Company to another business entity. Neither the Declaration nor the restated certificate of trust specify approval requirements with respect to an amendment to the Company’s restated certificate of trust.

In addition, notwithstanding the foregoing, the Declaration provides that approval by a majority of the trustees followed by the approval of 75% of the holders of shares of beneficial interest of each affected class or series outstanding, voting as separate classes or series (subject to the Statement of Preferences, the “Principal Shareholder Requirements”) will be required for certain transactions when a Principal Shareholder (defined generally to mean

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any corporation, person or other entity which is the beneficial owner, directly or indirectly, of 5% or more of our outstanding shares of beneficial interest of all outstanding classes or series and includes any affiliate or associate, as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, of a Principal Shareholder) is a party to the transaction. These transactions include any:

• merger or consolidation of the Company or any subsidiary of the Company with or into any Principal Shareholder;

• issuance of any securities of the Company to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan);

• sale, lease or exchange of all or any substantial part of the assets of the Company to any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or

• sale, lease or exchange to the Company or any subsidiary thereof, in exchange for securities of the Company, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than 2% of the total assets of the Company, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Principal Shareholder Requirements are not applicable if (i) 80% of the trustees approve by resolution a memorandum of understanding with the Principal Shareholder with respect to and substantially consistent with such transaction followed by an approval by shareholders consistent with the Voting Requirement, or (ii) the transaction is with any entity of which a majority of the outstanding shares of all classes and series of a stock normally entitled to vote in elections of directors is owned of record or beneficially by the Company and its subsidiaries.

Other Matters

Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of our Declaration regarding the restrictions on ownership and transfer of our shares of beneficial interest, our common shares will have equal distribution, liquidation and other rights.

The Declaration generally excludes The Corporation Trust Company or its successor from the meaning of the term trustees. The Corporation Trust Company is the Company’s Delaware trustee and does not have any management responsibilities with respect to the Company other than certain administrative matters required by the DSTA.

Series A Preferred Shares

General

The Company is authorized to issue an unlimited number of preferred shares in one or more classes or series. The Board has designated a series of up to 4,800,000 preferred shares as the Series A Preferred Shares. As of December 31, 2022, there were 3,359,593 Series A Preferred Shares issued and outstanding.

Each class or series of the preferred shares will have such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit. Our Board may increase the number of authorized preferred shares or cause the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, subject to the terms of the Statement of Preferences. The Statement of Preferences provides that an increase in the number of authorized preferred shares or the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, pursuant to the Governing Documents will not in and of itself be considered to adversely affect the rights and preferences of the preferred shares and holders of the Series A Preferred Shares, by virtue of their acquisition of Series A Preferred Shares, will be deemed to have authorized such issuances by the Board. The Governing Instrument does not require the consent of holders of preferred shares, including the Series A Preferred Shares, for the Board to authorize and issue additional shares of beneficial interest ranking junior to the Series A Preferred Shares with respect to distribution rights and rights upon our liquidation, dissolution or winding up.

Ranking

The Series A Preferred Shares, with respect to distribution rights and rights upon our liquidation, dissolution or winding up, ranks senior to our common shares and any other shares of beneficial interest ranking junior to the Series A Preferred Shares as to such rights, and on a parity with any other series of preferred shares as to such rights

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to which such shares are entitled. The Series A Preferred Shares effectively rank junior in right of payment to all of our existing and future indebtedness.

Dividends

Holders of Series A Preferred Shares are entitled to receive, when, as and if declared by, or under authority granted by, the Board, out of funds legally available therefor, cumulative cash dividends and distributions at the rate of 5.50% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the Liquidation Preference on the Series A Preferred Shares and no more, payable quarterly on March 31, June 30, September 30 and December 31 in each year (each a “Dividend Payment Date”) commencing on March 31, 2021 (or, if any such day is not a business day, then on the next succeeding business day). Dividends and distributions will be payable to holders of record of Series A Preferred Shares as they appear on the share register of the Company at the close of business on the fifth preceding business day (each, a “Record Date”) in preference to dividends and distributions on common shares and any other capital shares ranking junior to the Series A Preferred Shares in payment of dividends and distributions. Dividends and distributions on Series A Preferred Shares that were originally issued on the Date of Original Issue (as defined in the Statement of Preferences) will accumulate from the Date of Original Issue. Dividends and distributions on all other Series A Preferred Shares will accumulate from (i) the date on which such shares are originally issued if such date is a Dividend Payment Date, (ii) the immediately preceding Dividend Payment Date if the date on which such shares are originally issued is other than a Dividend Payment Date and is on or before a Record Date or (iii) the immediately following Dividend Payment Date if the date on which such shares are originally issued is during the period between a Record Date and a Dividend Payment Date. Each period beginning on and including a Dividend Payment Date (or the Date of Original Issue, in the case of the first dividend period after the issuance of such shares) and ending on but excluding the next succeeding Dividend Payment Date is a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series A Preferred Shares may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date not exceeding 30 days preceding the payment date thereof as will be fixed by the Board.

No full dividends or distributions will be declared or paid on Series A Preferred Shares for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor for all series of preferred shares ranking on a parity with the Series A Preferred Shares as to the payment of dividends and distributions have been or contemporaneously are declared and paid through the most recent Dividend Payment Dates therefor. If full cumulative dividends and distributions due have not been paid on all such Outstanding (as defined in below) preferred shares, any dividends and distributions being paid on such preferred shares (including the Series A Preferred Shares) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred shares on the relevant Dividend Payment Date. No holders of Series A Preferred Shares will be entitled to any dividends or distributions, whether payable in cash, property or shares, in excess of full cumulative dividends and distributions as provided in this paragraph on Series A Preferred Shares. No interest or sum of money in lieu of interest will be payable in respect of any dividend payments on any Series A Preferred Shares that may be in arrears.

For so long as Series A Preferred Shares are Outstanding, the Company will not declare or pay any dividend or other distribution (other than a dividend or distribution paid in common shares, or options, warrants or rights to subscribe for or purchase common shares or other shares, if any, ranking junior to the Series A Preferred Shares as to dividends and distribution of assets upon liquidation) in respect of the common shares or any other shares of the Company ranking junior to the Series A Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any common shares or any other shares of the Company ranking junior to the Series A Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation (except by conversion into or exchange for shares of the Company ranking junior to the Series A Preferred Shares as to dividends and distributions of assets upon liquidation), unless, in each case, all cumulative dividends and distributions on all Series A Preferred Shares due on or prior to the date of the transaction have been declared and paid (or have been declared and sufficient funds for the payment thereof deposited with the applicable Dividend Disbursing Agent (as defined in the Statement of Preferences)).

Any dividend payment made on the Series A Preferred Shares will first be credited against the dividends and distributions accumulated with respect to the earliest Dividend Period for which dividends and distributions have not been paid.

Not later than the business day immediately preceding each Dividend Payment Date, the Company will deposit with the Dividend Disbursing Agent Deposit Assets (as defined in the Statement of Preferences) having an initial combined value sufficient to pay the dividends and distributions that are payable on such Dividend Payment Date, which Deposit Assets will mature (if such assets constitute debt securities or time deposits) on or prior to such

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Dividend Payment Date (the “Requisite Deposit”). The Company may direct the Dividend Disbursing Agent with respect to the investment of any such Deposit Assets, provided that such investment consists exclusively of Deposit Assets and provided further that the proceeds of any such investment will be available at the opening of business on such Dividend Payment Date.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series A Preferred Shares will be entitled to receive out of the assets of the Company available for distribution to shareholders, after satisfying claims of creditors but before any distribution or payment will be made in respect of the common shares or any other shares of the Company ranking junior to the Series A Preferred Shares as to liquidation payments, the Liquidation Preference plus an amount equal to all unpaid dividends and distributions accumulated to and including the date fixed for such distribution or payment (whether or not earned or declared by the Company, but excluding interest thereon), and such holders will be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up of the Company.

If, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the assets of the Company available for distribution among the holders of all Outstanding Series A Preferred Shares, and any other Outstanding class or series of preferred shares ranking on a parity with the Series A Preferred Shares as to payment upon liquidation, will be insufficient to permit the payment in full to such holders of Series A Preferred Shares of the Liquidation Preference plus accumulated and unpaid dividends and distributions and the amounts due upon liquidation with respect to such other preferred shares, then such available assets will be distributed among the holders of Series A Preferred Shares and such other preferred shares ratably in proportion to the respective preferential liquidation amounts to which they are entitled. Unless and until the Liquidation Preference plus accumulated and unpaid dividends and distributions has been paid in full to the holders of Series A Preferred Shares, no dividends or distributions will be made to holders of the common shares or any other shares of the Company ranking junior to the Series A Preferred Shares as to liquidation.

Redemption

Generally

The Series A Preferred Shares are not subject to mandatory redemption. Prior to December 15, 2023, the Series A Preferred Shares are not subject to optional redemption by the Company unless such redemption is necessary, in the judgment of the Board, to maintain the Company’s status as a real estate investment trust (“REIT”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Commencing December 15, 2023, and thereafter, and prior thereto to the extent necessary to maintain the Company’s status as a REIT under Subchapter M of the Code, to the extent permitted by DSTA, the Company may at any time upon Notice of Redemption (defined below) redeem the Series A Preferred Shares in whole or in part at a price equal to $25.00 per share plus accumulated but unpaid dividends and distributions (whether or not earned or declared by the Company) through, but not including, the date of redemption (the “Redemption Price”), which notice will specify a redemption date of not fewer than 30 days nor more than 90 days after the date of such notice.

Redemption Procedures

If the Company determines to redeem Series A Preferred Shares, it will mail a written notice of redemption (“Notice of Redemption”) with respect to such redemption by first class mail, postage prepaid, to each holder of the shares to be redeemed at such holder’s address as the same appears on the share register of the Company on the close of business on such date as the Board or its delegatee may determine, which date will not be earlier than the second business day prior to the date upon which such Notice of Redemption is mailed or delivered electronically to the holders of Series A Preferred Shares. Each such Notice of Redemption will state: (A) the redemption date as established by the Board or its delegatee; (B) the number of Series A Preferred Shares to be redeemed; (C) the CUSIP number(s) of such shares; (D) the Redemption Price (specifying the amount of accumulated dividends and distributions to be included therein); (E) the place or places where the certificate(s) for such shares (properly endorsed or assigned for transfer, if the Board or its delegatee so require and the Notice of Redemption so states), if any, are to be surrendered for payment in respect of such redemption; (F) that dividends and distributions on the shares to be redeemed will cease to accrue on such redemption date; (G) the provisions of paragraph 4 of the Statement of Preferences under which such redemption is made; and (H) any conditions precedent to such redemption. If fewer than all Series A Preferred Shares held by any holder are to be redeemed, the Notice of Redemption mailed or delivered electronically to such holder also will specify the number or percentage of shares to be redeemed from such holder. No defect in the Notice of Redemption or the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law.

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If the Company will give a Notice of Redemption, then by the close of business on the business day preceding the redemption date specified in the Notice of Redemption (so long as any conditions precedent to such redemption have been met) or, if the Dividend Disbursing Agent so agrees, another date not later than the redemption date, the Company will (A) deposit with the Dividend Disbursing Agent Deposit Assets that will mature (if such assets constitute debt securities or time deposits) on or prior to such redemption date having an initial combined value sufficient to effect the redemption of the Series A Preferred Shares to be redeemed and (B) give the Dividend Disbursing Agent irrevocable instructions and authority to pay the Redemption Price to the holders of the Series A Preferred Shares called for redemption on the redemption date. The Company may direct the Dividend Disbursing Agent with respect to the investment of any Deposit Assets so deposited provided that the proceeds of any such investment will be available at the opening of business on such redemption date. Upon the date of such deposit (unless the Company defaults in making payment of the Redemption Price), all rights of the holders of the Series A Preferred Shares so called for redemption will cease and terminate except the right of the holders thereof to receive the Redemption Price thereof and such shares will no longer be deemed Outstanding for any purpose. The Company will be entitled to receive, promptly after the date fixed for redemption, any cash in excess of the aggregate Redemption Price of the Series A Preferred Shares called for redemption on such date and any remaining Deposit Assets. Any assets so deposited that are unclaimed at the end of two years from such redemption date will, to the extent permitted by law, be repaid to the Company, after which the holders of the Series A Preferred Shares so called for redemption will look only to the Company for payment of the Redemption Price thereof. The Company will be entitled to receive, from time to time after the date fixed for redemption, any interest on the Deposit Assets so deposited.

On or after the redemption date, each holder of Series A Preferred Shares that are subject to redemption will surrender such shares to the Company as instructed in the Notice of Redemption and will then be entitled to receive the cash Redemption Price, without interest.

In the case of any redemption of less than all of the Series A Preferred Shares pursuant to the Statement of Preferences, such redemption will be made pro rata from each holder of Series A Preferred Shares in accordance with the respective number of shares held by each such holder on the record date for such redemption.

Limitations

Notwithstanding the provisions with respect to redemption in the Statement of Preferences, the Company will not redeem any Series A Preferred Shares unless all accumulated and unpaid dividends and distributions on all Outstanding Series A Preferred Shares and other preferred shares ranking on a parity with the Series A Preferred Shares with respect to dividends and distributions for all applicable past Dividend Periods (whether or not earned or declared by the Company) have been or are contemporaneously paid or declared and the Requisite Deposit with the Dividend Disbursing Agent has been made; provided, however, that the foregoing will not prevent the purchase or acquisition of Outstanding preferred shares pursuant to the successful completion of an otherwise lawful purchase or exchange offer made on the same terms to holders of all Outstanding Series A Preferred Shares.

If the Company does not have funds legally available for the redemption of, or is otherwise unable to redeem, all the Series A Preferred Shares or other preferred shares designated to be redeemed on any redemption date, the Company will redeem on such redemption date the number of Series A Preferred Shares and other preferred shares so designated as it has legally available funds, or is otherwise able, to redeem ratably on the basis of the Redemption Price from each holder whose shares are to be redeemed, and the remainder of the Series A Preferred Shares and other preferred shares designated to be redeemed will be redeemed on the earliest practicable date on which the Company will have funds legally available for the redemption of, or is otherwise able to redeem, such shares upon Notice of Redemption.

Voting Rights

The Statement of Preferences provides that, except as otherwise provided in the Governing Documents or a resolution of the Board, or as required by applicable law, holders of Series A Preferred Shares will have no power to vote on any matter except matters submitted to a vote of the common shares. In any matter submitted to a vote of the holders of the common shares, each holder of Series A Preferred Shares will be entitled to one vote for each Series A Preferred Share held, and the holders of preferred shares, including the Series A Preferred Shares, and the common shares will vote together as a single class.

In addition, so long as the rules of a national securities exchange on which any of the Company’s equity securities are listed requires holders of Series A Preferred Shares to have such right, during any period in which accumulated dividends and distributions (whether or not earned or declared, and whether or not funds are then legally available in an amount sufficient therefor) on the Outstanding Series A Preferred Shares equal to at least six full quarters’ dividends and distributions will be due and unpaid and sufficient Deposit Assets will not have been deposited with

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the Dividend Disbursing Agent for the payment of such accumulated dividends and distributions (a “Voting Period”), holders of the Outstanding Series A Preferred Shares, voting separately as one class (to the exclusion of the holders of all other securities and classes of capital shares of the Company, except for any other series of Outstanding preferred shares for which a like voting entitlement has arisen, with which the holders of the Outstanding Series A Preferred Shares will vote together as one class for this purpose), will be entitled to elect two of the Company’s trustees (the “Preferred Shares Trustees”). As soon as practicable after the accrual of any right of the holders of preferred shares to elect the Preferred Shares Trustees, the Company will call a special meeting of such holders and instruct the Dividend Disbursing Agent to mail a notice of such special meeting to such holders, such meeting to be held not less than 10 nor more than 40 days after the date of mailing of such notice. If the Company fails to send such notice to the Dividend Disbursing Agent or if the Company does not call such a special meeting, it may be called by any such holder on like notice. The record date for determining the holders entitled to notice of and to vote at such special meeting will be the close of business on the day on which such notice is mailed or such other date as the Board will determine. At any such special meeting and at each shareholder meeting held during a Voting Period for the purpose of electing trustees, such holders of preferred shares, voting together as a class (to the exclusion of the holders of all other securities and classes of capital shares of the Company), will be entitled to elect the Preferred Shares Trustees on a one-vote-per-share basis. At any such meeting, or adjournment thereof in the absence of a quorum, a majority of such holders present in person or by proxy will have the power to adjourn the meeting without notice, other than by an announcement at the meeting, to a date not more than 120 days after the original record date.

For purposes of determining any rights of the holders of Series A Preferred Shares to vote on any matter or the number of shares required to constitute a quorum, whether such right is created by the Statement of Preferences, by the other provisions of the Governing Documents, by statute or otherwise, any Series A Preferred Share which is not Outstanding will not be counted. “Outstanding” means, as of any date, preferred shares theretofore issued by the Company except:

(a) any such preferred share theretofore cancelled by the Company or delivered to the Company for cancellation;

(b) any such preferred share as to which a notice of redemption shall have been given and for whose payment at the redemption thereof Deposit Assets in the necessary amount are held by the Company in trust for, or have been irrevocably deposited with the relevant disbursing agent for payment to, the holder of such share pursuant to the Statement of Preferences with respect thereto; and

(c) any such preferred share in exchange for or in lieu of which other shares have been issued and delivered.

Notwithstanding the foregoing, for purposes of voting rights (including the determination of the number of shares required to constitute a quorum), any preferred share as to which the Company or any subsidiary of the Company is the holder will be disregarded and deemed not Outstanding.

The Company and the Board will take all necessary actions, including effecting the removal of trustees or amendment of the Declaration, to effect an adjustment of the number and/or composition of trustees as described with respect to the entitlement to elect the Preferred Shares Trustees. Upon the expiration of a Voting Period, the terms of office of the Preferred Shares Trustees will expire at the earliest time permitted by law and the voting rights with respect to the Preferred Shares Trustees will cease, subject, however, to the preferred shares’ voting rights upon the further occurrence of any of the events described with respect to a Voting Period. Upon the expiration of the terms of office of the Preferred Share Trustees, the number of trustees will be automatically reduced to the number of trustees on the Board immediately preceding such Voting Period if the number of trustees on the Board was increased in connection with a Voting Period.

Subject to a Rating Agency Amendment (defined below), so long as any Series A Preferred Shares are Outstanding, we will not:

(a) amend, alter or repeal the provisions of the Statement of Preferences so as to in the aggregate adversely affect the rights and preferences set forth in any statement of preferences, including with respect to the Series A Preferred Shares, without the affirmative vote of the holders of at least two-thirds of the preferred shares Outstanding at the time, voting separately as one class; or

(b) to the extent permitted by the applicable exchange on which the preferred shares are listed, in the event that more than one series of preferred shares are Outstanding, amend, alter or repeal the provisions of the Statement of Preferences which in the aggregate adversely affects the rights and preferences set forth in the statement of preferences for a series of preferred shares differently than such rights and preferences for any other series of

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preferred shares without the affirmative vote of the holders of at least two-thirds of the preferred shares Outstanding of each series adversely affected (each such adversely affected series voting separately as a class to the extent its rights are affected differently).

The class votes of holders of preferred shares described (a) and (b) above will in each case be in addition to a separate vote of the requisite percentage of common shares and preferred shares, including Series A Preferred Shares, voting together as a single class, necessary to authorize the action in question. An increase in the number of authorized preferred shares pursuant to the Governing Documents or the issuance of additional shares of any series of preferred shares (including Series A Preferred Shares), pursuant to the Governing Documents will not in and of itself be considered to adversely affect the rights and preferences of the preferred shares and holders of the Series A Preferred Shares, by virtue of their acquisition of Series A Preferred Shares, will be deemed to have authorized such issuances by the Board.

The Board, without further action by the shareholders, may amend, alter, add to or repeal any provision of the Statement of Preferences that has been adopted by the Company pursuant to the guidelines of a rating agency providing a rating for the Series A Preferred Shares at the request of the Company (the “Rating Agency”) or add covenants and other obligations of the Company to the Statement of Preferences, if the applicable Rating Agency confirms that such amendments or modifications are necessary to prevent a reduction in, or the withdrawal of, a rating of the preferred shares and such amendments and modifications do not adversely affect the rights and preferences of and are in the aggregate in the best interests of the holders of the preferred shares (collectively, a “Rating Agency Amendment”).

The Board, without further action by the shareholders, may amend, alter, add to or repeal any provision of the Statement of Preferences including provisions that have been adopted by the Company pursuant to the Rating Agency guidelines, if such amendments or modifications will not in the aggregate adversely affect the rights and preferences of the holders of any series of the preferred shares, provided, that the Company has received confirmation from each applicable Rating Agency that such amendment or modification would not adversely affect such Rating Agency’s then-current rating of such series of the Company’s preferred shares.

Notwithstanding the provisions of the preceding paragraph, to the extent permitted by law, the Board or its delegatee, without the vote of the holders of the Series A Preferred Shares or any other shares of the Company, may amend the provisions of the Statement of Preferences to resolve any inconsistency or ambiguity or to remedy any formal defect so long as the amendment does not in the aggregate adversely affect the rights and preferences of the Series A Preferred Shares.

Restrictions on Ownership and Transfer

For information regarding restrictions on ownership and transfer of the Series A Preferred Shares, see “Restrictions on Ownership and Transfer” below.

Preemptive Rights

No holders of Series A Preferred Shares will, as the holders, have any preemptive rights to purchase or subscribe for our common shares, preferred shares or any other security of the Company.

Information Rights

Shareholders have the right to inspect the records of the Company, including, without limitation, shareholder lists, documents, accounts and books of the Company only to the extent inalienably granted under the DSTA; all other such rights whether or not provided in the DSTA are expressly precluded. All shareholders’ requests to inspect the records of the Company will be submitted by shareholders to the Board in writing. Upon receipt of such requests, the Board may in its discretion establish procedures for any permitted inspections. To preserve the integrity of the Company’s records, the Board may provide certified copies of Company records rather than originals. The Board will not be required to create records or obtain records from third parties to satisfy shareholders’ requests. The Company may require shareholders to pay in advance or otherwise indemnify the Company for the costs and expenses of shareholders’ inspection of records. None of the foregoing is intended nor will be construed to permit shareholders to inspect the records of the Company except as may be required by the DSTA or permitted by the Board in its discretion.

Power to Increase or Decrease Authorized Shares of Beneficial Interest, Reclassify Unissued Shares of Beneficial Interest and Issue Additional Common and Preferred Shares

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The Company is authorized to issue an unlimited number of its shares of beneficial interest, or capital shares, in multiple classes and series thereof as determined from time to time by the Board. The Board, in its discretion, may from time to time without vote of the shareholders issue shares of beneficial interest, including any preferred shares, in addition to the then issued and outstanding shares of beneficial interest and shares of beneficial interest held in the treasury, subject to the terms of the Statement of Preferences. The Board may also authorize and issue such other securities of the Company as it determines to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board sees fit, including multiple classes of common shares, preferred interests, debt securities or other senior securities. To the extent the Board authorizes and issues additional shares of beneficial interest of any class or series, the Board is authorized, without shareholder approval, subject to the terms of the Statement of Preferences, to amend or supplement the Declaration as it deems necessary or appropriate. The Board may from time to time divide or combine the shares of beneficial interest into a greater or lesser number without thereby changing the proportionate beneficial interest in such shares.

Our Board may increase the number of authorized preferred shares or cause the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, subject to the terms of the Statement of Preferences. The Statement of Preferences provides that an increase in the number of authorized preferred shares or the issuance of additional shares of any series of preferred shares, including Series A Preferred Shares, pursuant to the Governing Documents will not in and of itself be considered to adversely affect the rights and preferences of the preferred shares and holders of the Series A Preferred Shares, by virtue of their acquisition of Series A Preferred Shares, will be deemed to have authorized such issuances by the Board. The Governing Instrument does not require the consent of holders of preferred shares, including the Series A Preferred Shares, for the Board to authorize and issue additional shares of beneficial interest ranking junior to the Series A Preferred Shares with respect to distribution rights and rights upon our liquidation, dissolution or winding up.

As a result of the above, although our Board does not currently intend to do so, it could authorize the issuance of shares of beneficial interest with terms and conditions that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our shares.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our shares of beneficial interest must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

The Declaration contains restrictions on the ownership and transfer of shares of beneficial interest. The relevant sections of the Declaration provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding common shares (the “common share ownership limit”), or 9.8%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of beneficial interest of any class or series (the “aggregate share ownership limit”). We refer to the common share ownership limit and the aggregate share ownership limit collectively as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause our shares of beneficial interest owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of the shares, of the outstanding common shares or the outstanding shares of beneficial interest of any class or series (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, any such shares), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively our shares of beneficial interest in excess of the ownership limits.

The ownership limits apply during the period commencing on the date on which the shareholders approved the conversion of the Company from an investment company registered under the Investment Company Act of 1940, as amended, to a REIT (the “Initial Date”) and prior to the date on which the Board may determine that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers set forth below (the “Restrictions”) are no longer in the best interests of the Company (the “Restriction Termination Date”), but subject to the provision of the Declaration providing that such Restrictions will not preclude the settlement of any

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transaction entered into the facilities of the New York Stock Exchange (the “NYSE”) or any other national securities exchange or automated inter-dealer quotation system. During such period:

(i) (1) No person, other than a person (an “Excepted Holder”) for whom a percentage limit (subject to the terms of the Declaration, an “Excepted Holder Limit”) is established by the Board in accordance with the Declaration, will beneficially own or constructively own shares of beneficial interest in excess of the aggregate share ownership limit, or such other percentage determined by the Board in accordance with provisions in the Declaration pertaining to the increase or decrease of such percentage, (2) no person, other than an Excepted Holder, will beneficially own or constructively own shares of beneficial interest in excess of the common share ownership limit, or such other percentage determined by the Board in accordance with provisions in the Declaration pertaining to the increase or decrease of such percentage, and (3) no Excepted Holder will beneficially own or constructively own shares of beneficial interest in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No person will beneficially own or constructively own shares of beneficial interest to the extent that such beneficial ownership or constructive ownership of shares of beneficial interest would result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, beneficial ownership or constructive ownership that would result in Company (or any subsidiary REIT thereof, as applicable) owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by Company (or such subsidiary) from such tenant would cause Company (or such subsidiary) to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, taking into account any other income of Company (or such subsidiary) that would not constitute qualifying income under such requirements).

(iii) Any transfer of shares of beneficial interest that, if effective, would result in such shares being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void ab initio, and the intended transferee will acquire no rights in such shares.

(iv) No person will beneficially own or constructively own shares of beneficial interest to the extent that such beneficial ownership or constructive ownership of shares of beneficial interest would result in the Company failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

In addition, if any transfer of shares of beneficial interest (whether or not such transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any person beneficially owning or constructively owning shares of beneficial interest in violation of the Restrictions, then that number of shares of beneficial ownership the beneficial ownership or constructive ownership of which otherwise would cause such person to violate the Restrictions (rounded up to the nearest whole share) will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of such transfer (a “Charitable Transfer”), and such person will acquire no rights in such shares; provided, that if the transfer to the charitable trust described by the foregoing would not be effective for any reason to prevent the violation of the Restrictions, then the transfer of that number of shares of beneficial interest that otherwise would cause any person to violate the Restrictions will be void ab initio, and the intended transferee will acquire no rights in such shares of beneficial interest.

To the extent that, upon a Charitable Transfer, a violation of any provision of the Declaration governing restrictions on transfer and ownership of shares would nonetheless be continuing (for example where the ownership of shares of beneficial interest by a single charitable trust would violate the 100 shareholder requirement applicable to REITs), then shares of beneficial interest will be transferred to that number of charitable trusts, each having a distinct charitable trustee and a charitable beneficiary or charitable beneficiaries that are distinct from those of each other trust, such that there is no violation of any such provisions.

In determining which shares of beneficial interest should be subject to a Charitable Transfer, shares of beneficial interest will be so transferred to a charitable trust in such manner that minimizes the aggregate value of the shares of beneficial interest that are transferred to the charitable trust (except to the extent that the Board determines that the shares of beneficial interest transferred to the charitable trust will be those directly or indirectly held or beneficially owned or constructively owned by a person or persons that caused or contributed to the application of the provision of the Declaration requiring a Charitable Transfer), and to the extent not inconsistent therewith, on a pro rata basis.

If the Board at any time determines that a transfer or other event has taken place that results in a violation of the Restrictions or the terms relating to a Charitable Transfer, or that a person intends to acquire or has attempted to

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acquire beneficial ownership or constructive ownership of any shares in violation the same (whether or not such violation is intended), the Board will take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, without limitation, causing the Company to redeem shares of beneficial interest, refusing to give effect to such transfer on the books of the Company or instituting proceedings to enjoin such transfer or other event; provided, however, that any transfer or attempted transfer or other event in violation of the Restrictions will automatically result in the transfer to the charitable trust described above, and, where applicable, such transfer (or other event) will be void ab initio as provided above irrespective of any action (or non-action) by the Board.

The Declaration requires that any person who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of beneficial ownership that will or may violate the Restrictions or any person who would have owned shares of beneficial interest that resulted in a Charitable Transfer will immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and will provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on Company’s status as a REIT.

The Declaration also requires that, from the Initial Date and prior to the Restriction Termination Date, (a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding shares of beneficial interest, within 30 days after the end of each taxable year, shall give written notice to the Company stating the name and address of such owner, the number of shares of beneficial interest beneficially owned and a description of the manner in which such shares are held. Each such owner must provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company’s status as a REIT and to ensure compliance with the aggregate share ownership limit and the common share ownership limit and the other restrictions set forth herein; and (b) each person who is a beneficial owner or constructive owner of shares of beneficial interest and each person (including the shareholder of record) who is holding shares of beneficial interest for a beneficial owner or constructive owner shall provide to the Company such information as the Company may request in good faith in order to determine the Company’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Subject to the Restrictions (ii), (iii) and (iv), the Board may exempt (prospectively or retroactively) a person from the aggregate share ownership limit or the common share ownership limit, as the case may be, and may establish or increase an Excepted Holder Limit for such person if the Company obtains such representations and undertakings from such person as are reasonably necessary for the Board to determine that:

(i)no person’s beneficial or constructive ownership of shares of beneficial interest will violate (ii), (iii) and (iv) of the Restrictions; and

(ii)such person does not and will not own, actually or constructively, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company, including a subsidiary REIT) that would cause the Company (or such subsidiary REIT) to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (for this purpose, a tenant shall not be treated as a tenant of the Company if the Company (or an entity owned or controlled by the Company, including such subsidiary REIT) derives (and is expected to continue to derive) a sufficiently small amount of revenue from such tenant such that, in the judgment of the Board, rent from such tenant would not adversely affect the Company’s (or such subsidiary REIT’s) ability to qualify as a REIT).

Any violation or attempted violation of any such representations or undertakings (or other action which is contrary to the Restrictions) will result in such shares of beneficial interest being automatically subject to a Charitable Transfer.

Prior to granting any exception pursuant to the foregoing (a “Representation Exception”), the Board may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board as it may deem necessary or advisable in order to determine or ensure the Company’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

Subject to the Restriction (ii), an underwriter or placement agent that participates in a public offering or a private placement of the shares of beneficial interest (or securities convertible into or exchangeable for shares of beneficial interest) may beneficially own or constructively own shares of beneficial interest (or securities convertible into or exchangeable for shares of beneficial interest) in excess of the aggregate share ownership limit, the common share

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ownership limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

The Board may only reduce the Excepted Holder Limit for an Excepted Holder with the written consent of such Excepted Holder or pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit will be reduced to a percentage that is less than the aggregate share ownership limit or the common share ownership limit, as the case may be.

In addition, subject to Restriction (ii) and the following, the Board may from time to time increase or decrease the common share ownership limit or the aggregate share ownership limit for one or more persons and increase or decrease the common share ownership limit or the aggregate share ownership limit for all other persons. No decreased common share ownership limit or aggregate share ownership limit will be effective for any person whose percentage of ownership of shares of beneficial interest is in excess of such decreased common share ownership limit or aggregate share ownership limit, as applicable, until such time as such person’s percentage of ownership of shares of beneficial interest equals or falls below the decreased common share ownership limit or aggregate share ownership limit, as applicable; provided, however, any further acquisition of shares of beneficial interest by any such person (other than a person for whom an Representation Exception has been granted or an Excepted Holder) in excess of the shares of beneficial interest owned by such person on the date the decreased common share ownership limit or aggregate share ownership limit, as applicable, became effective will be in violation of the common share ownership limit or aggregate share ownership limit. No increase to the common share ownership limit or aggregate share ownership limit may be approved if the new common share ownership limit and/or aggregate share ownership limit would allow five or fewer persons to beneficially own, in the aggregate more than 49.8% in value of the outstanding shares of beneficial interest.

Any certificates representing our shares of beneficial interest will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer of our shares of beneficial interest will not apply upon the Restriction Termination Date.

The restrictions on ownership and transfer of our shares of beneficial interest described above, including in Article XII of the Declaration, could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Listing

Our common shares are listed on the NYSE under the symbol “NXDT.” The Series A Preferred Shares are listed on the NYSE under the symbol “NXDT PA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares and Series A Preferred Shares is American Stock Transfer & Trust Company, LLC.

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Exhibit 10.1

Execution Version

ADVISORY AGREEMENT

BY AND AMONG

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

AND

NEXPOINT REAL ESTATE ADVISORS X, L.P.

Page

1	Definitions	1
2	Appointment	4
3	Duties of the Adviser	4
4	Authority of the Adviser	7
5	No Partnership or Joint Venture	7
6	Bank Accounts	8
7	Records; Access; Confidentiality	8
8	Limitations on Activities	8
9	Compensation	8
10	Expenses	9
11	Other Services	9
12	Other Activities of the Adviser	10
13	Term and Termination	10
14	Payments and Duties Upon Termination	11
15	Limitation of Liability, Exculpation and Indemnification by the Company	11
16	Indemnification by the Adviser	12
17	Representations and Warranties	13
18	Notices	14
19	Modification	15
20	Severability	15
21	Governing Law; Waiver of Jury Trial	15
22	Entire Agreement	15
23	No Waiver	15
24	Pronouns and Plurals	15
25	Headings	15
26	Execution in Counterparts	15
27	Change in Adviser’s Membership	15

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ADVISORY AGREEMENT

THIS ADVISORY AGREEMENT (this “Agreement”), dated as of July 1, 2022, is entered into by and among NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”) and NexPoint Real Estate Advisors X, L.P., a Delaware limited partnership (the “Adviser”).

RECITALS

A. The Company is a Delaware statutory trust created in accordance with the Delaware Statutory Trust Act and intends to elect to qualify as a REIT for U.S. federal income tax purposes.

B. The Company desires to avail itself of the experience, sources of information, advice, assistance and certain facilities of the Adviser and its Affiliates and to have the Adviser undertake the duties and responsibilities set forth in this Agreement, on behalf of, and subject to the supervision of the Board of Trustees of the Company, all as provided in this Agreement.

C. The Adviser is willing to render such services, subject to the supervision of the Board of Trustees of the Company, on the terms and conditions set forth in this Agreement.

D. The Board of Trustees has approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Definitions. As used in this Agreement, the following terms have the definitions set forth below:

“1940 Act” means the Investment Company Act of 1940, as amended.

“Advisers Act Assignment” means the “assignment” of the Agreement, as the term “assignment” in defined in Section 202(a)(1) and used in Section 205(a)(2) of the Investment Advisers Act of 1940.

“Advisory Fee” means an annual fee, payable monthly, in an amount equal to 1.00% of the Company’s Managed Assets, determined in accordance with Section 9.

“Administrative Fee” means an annual fee, payable monthly, in an amount equal to 0.20 % of the Company’s Managed Assets, determined in accordance with Section 9.

“Affiliate” or “Affiliated” means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (ii) any executive officer, director, trustee or general partner of such other Person; and (iii) any legal entity for which such Person acts as an executive officer, director, trustee or general partner. For purposes of this definition, the terms “controls,” “is controlled by,” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership or voting rights, by contract or otherwise.

“Automatic Renewal Term” has the meaning set forth in Section 13(a).

“Board of Trustees” or “Board” means the Board of Trustees of the Company.

“Bylaws” means the bylaws of the Company, as amended and as the same are in effect from time to time.

“Cash on Hand” means the Company’s cash on hand, exclusive of the proceeds of any debt financing incurred or to be incurred in connection with the relevant Investment.

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“Cause Event” means (a) a final judgment by any court or governmental body of competent jurisdiction not stayed or vacated within 30 days that the Adviser, any of its agents or any of its assignees has committed a felony or a material violation of applicable securities laws that has a material adverse effect on the business of the Company or the ability of the Adviser to perform its duties under the terms of this Agreement, (b) an order for relief in an involuntary bankruptcy case relating to the Adviser or the Adviser authorizing or filing a voluntary bankruptcy petition, (c) the dissolution of the Adviser, or (d) a determination that the Adviser has (i) committed fraud against the Company, (ii) misappropriated or embezzled funds of the Company, (iii) acted in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement, (iv) failed to act, where such failure to act constituted bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement, or (v) defaulted in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall have continued for a period of 30 days after the Company had given written notice to the Adviser of such default; provided, however, that if any of the actions or omissions described in this clause (d) are caused by an employee and/or officer of the Adviser or one of its Affiliates and the Adviser takes all necessary action against such person and cures the damage caused by such actions or omissions within 30 days of such determination, then such event shall not constitute a Cause Event.

“CMBS” means collateralized mortgage backed securities.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Common Shares” means common shares of beneficial interest, par value $0.001 per share, of the Company.

“Covered Person” has the meaning set forth in Section 15(a).

“Declaration of Trust” means the Amended and Restated Agreement and Declaration of Trust of the Company, as hereafter amended from time to time.

“Deregistration Order” means the order issued by the SEC under the 1940 Act, effective July 1, 2022, declaring that the Company has ceased to be an “investment company,” as that term is defined in the 1940 Act.

“Effective Termination Date” has the meaning set forth in Section 14(a).

“Election Notice” has the meaning set forth in Section 9(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” has the meaning set forth in Section 10(a).

“Fees” has the meaning set forth in Section 9(a).

“GAAP” means generally accepted accounting principles in the U.S.

“Governing Instruments” means, with regard to any entity, the articles of incorporation or certificate of incorporation and bylaws in the case of a corporation, the certificate of limited partnership (if applicable) and the partnership agreement in the case of a general or limited partnership, the certificate of formation and operating agreement in the case of a limited liability company, the trust instrument in the case of a trust, or similar governing documents, in each case as amended.

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“Independent Trustee” means a Trustee who qualifies as an “independent director” under the NYSE listing rules.

“Initial Term” has the meaning set forth in Section 13(a).

“Investment Guidelines” means the investment guidelines and other investment parameters for Investments, financing activities and other operations as adopted by the Board, as may be amended, restated, modified, supplemented or waived by the Board of Trustees from time to time.

“Investments” means any investments by the Company in Real Estate Assets or any other asset.

“Joint Ventures” means any joint venture or partnership arrangements (other than between the Company and its operating partnership) in which the Company or any of its subsidiaries is a co-venturer, member or partner, which are established to own Investments.

“Loans” means any indebtedness or obligations in respect of borrowed money or evidenced by bonds, notes, debentures, deeds of trust, letters of credit or similar instruments, including mortgages, mezzanine loans and bridge loans.

“LTIP Expenses” means any compensation expenses under any long term incentive plan adopted by the Company and approved by Shareholders.

“Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds CMBS where the Company holds the controlling tranche of the securitization and is required to consolidate under GAAP all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another Person it does not wholly own as a result of owning a controlling interest in such Person or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such Person’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets.

“NexPoint” means NexPoint Advisors, L.P., a Delaware limited partnership.

“NYSE” means the New York Stock Exchange.

“Offering” means any public or private offering of equity or debt securities of the Company that is consummated subsequent to the date of this Agreement, excluding Shares offered under any employee benefit plan of the Company.

“Offering Expenses” means any and all expenses (other than underwriting discounts and commissions) paid or to be paid by the Company in connection with an Offering, including, without limitation, the Company’s legal, accounting, printing, mailing and filing fees and other documented offering expenses.

“Operating Expenses” means all out-of-pocket expenses of the Adviser in performing services for the Company, including but not limited to the expenses incurred by the Adviser in connection with any provision by the Adviser of legal, accounting, financial, due diligence, investor relations and other services performed by the Adviser that outside professionals or outside consultants would otherwise perform. Operating Expenses also include the Company’s pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Adviser required for the Company’s operations. Operating Expenses do not include expenses for the advisory services described in this agreement or administrative services described on Exhibit A to this Agreement.

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“Person” means an individual, corporation, partnership, joint venture, association, company (whether of limited liability or otherwise), trust, bank or other entity, or government or any agency or political subdivision of a government.

“Preferred Shares” means 5.50% Series A Cumulative Preferred Shares, par value $0.001, of the Company.

“Real Estate Assets” means any investment by the Company (including, without limitation, reserves for capital expenditures) in Real Estate either directly, through a direct or indirect subsidiary of the Company or through a Joint Venture.

“Real Estate” means assets owned from time to time by the Company, either directly, through a direct or indirect subsidiary of the Company or through a Joint Venture, which consists of (a) land only, (b) land, including the buildings located thereon, (c) buildings only, (d) real estate-related securities (including preferred stock), Loans and other real estate-related financings, or (e) such investments the Board or the Adviser designate as Real Estate to the extent such investments could be classified as Real Estate related.

“REIT” means a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means the Common Shares and the Preferred Shares.

“Shareholders” means the registered holders of the Shares.

“Termination Fee” means a termination fee equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the Effective Termination Date; provided, however, if this Agreement is terminated prior to the one year anniversary of the date of this Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

“Trustee” means a member of the Board of Trustees.

“VWAP” means volume-weighted average price.

2.           Appointment. The Company hereby appoints the Adviser to serve as their advisor to perform the services set forth herein on the terms and conditions set forth in this Agreement, and the Adviser hereby accepts such appointment. Except as otherwise provided in this Agreement, the Adviser hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein. The appointment of the Adviser shall be exclusive to the Adviser, except to the extent that the Adviser elects, in its sole and absolute discretion, subject to the terms of this Agreement, to cause the duties of the Adviser as set forth herein to be provided by third parties and/or its Affiliates.

3.           Duties of the Adviser. The Adviser, in its capacity as manager of the assets and the day-to-day operations of the Company, at all times will be subject to the supervision of the Board of Trustees and will have only such functions and authority as the Board of Trustees may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Adviser hereby. The Adviser will be responsible for the day-to-day operations of the Company and will perform (or cause to be performed through one or more of its Affiliates or subsidiaries) such services and activities relating to the assets and operations of the Company as may be appropriate, including, without limitation:

(a) serve as the Company’s investment and financial advisor;

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(b) provide the daily management for the Company and perform and supervise the various administrative functions necessary for the day-to-day management of the operations of the Company, including the administrative services described on Exhibit A to this Agreement;

(c) investigate, select, and, on behalf of the Company, engage and conduct business with such Persons as the Adviser deems necessary to the proper performance of its obligations hereunder, including, but not limited to, consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, real estate management companies, real estate operating companies, securities investment advisors, mortgagors, the registrar and the transfer agent and any and all agents for any of the foregoing, including Affiliates of the Adviser, and Persons acting in any other capacity deemed by the Adviser necessary or desirable for the performance of any of the foregoing services, including, but not limited to, entering into contracts in the name of the Company with any of the foregoing;

(d) consult with the officers and Trustees of the Company and assist the Trustees in the formulation and implementation of the Company’s financial policies, and, as necessary, furnish the Board with advice and recommendations with respect to the making of investments consistent with the investment objectives and policies of the Company and in connection with any borrowings proposed to be undertaken by the Company;

(e) subject to the provisions of Section 4 hereof, (i) participate in formulating an investment strategy and asset allocation framework, (ii) locate, analyze and select potential Investments, (iii) structure and negotiate the terms and conditions of transactions pursuant to which acquisitions and dispositions of Investments will be made and execute any related documents or agreements; (iv) research, identify, review and recommend acquisitions and dispositions of Investments to the Board and make Investments on behalf of the Company in compliance with the investment objectives and policies of the Company; (v) negotiate the terms of and arrange for financing and refinancing and make other changes in the assets or capital structure of, and dispose of, reinvest the proceeds from the sale of, invest in, or otherwise deal with, Investments and execute any related documents or agreements; (vi) negotiate and enter into agreements relating to Real Estate Assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such Real Estate Assets; (vii) actively oversee and manage Investments for purposes of meeting the Company’s investment objectives and reviewing and analyzing financial information for each of the Investments and the overall portfolio; (viii) select Joint Venture partners, structure, negotiate and execute corresponding agreements and oversee and monitor these relationships; (ix) engage, oversee, supervise and evaluate property managers who perform services for the Company; (x) engage, oversee, supervise and evaluate Persons with whom the Adviser contracts to perform certain of the services required to be performed under this Agreement; (xi) manage accounting and other record-keeping functions for the Company, including reviewing and analyzing the capital and operating budgets for the Real Estate Assets and generating an annual budget for the Company; and (xii) recommend various liquidity events to the Board when appropriate;

(f) upon request, but no less than quarterly, provide the Board with periodic reports regarding prospective investments;

(g) negotiate the terms of and make investments in, and dispositions of, Investments within the discretionary limits and authority as granted by the Board and execute any related documents or agreements;

5

(h) within the discretionary limits and authority as granted by the Board, negotiate on behalf of the Company with banks or other lenders for Loans to be made to the Company, and negotiate with investment banking firms and broker-dealers or negotiate private sales of Shares or obtain Loans for the Company and execute any related documents or agreements, but in no event in such a manner so that the Adviser shall be acting as broker-dealer or underwriter; provided, further, that any fees and costs payable to third parties incurred by the Adviser in connection with the foregoing shall be the responsibility of the Company;

(i) at least quarterly, and at any other time reasonably requested by the Board, obtain reports (which may, but are not required to, be prepared by the Adviser or its Affiliates), where appropriate, concerning the value of Investments or contemplated Investments of the Company;

(j) at least quarterly, and at any other time reasonably requested by the Board, make reports to the Board of its performance of services to the Company under this Agreement (including reports with respect to potential conflicts of interest involving the Adviser or any of its Affiliates), the composition and characteristics of the Company’s portfolio, and compliance with the Company’s Investment Guidelines and other policies approved from time to time by the Board;

(k) provide the Company with all necessary cash management services;

(l) deliver to, or maintain on behalf of, the Company copies of all appraisals obtained in connection with the investments in any Real Estate Assets as may be required to be obtained by the Board;

(m) notify the Board of all proposed transactions outside of the Adviser’s delegated authority and obtain Board approval of same before they are completed;

(n) negotiate and effect any tenancy-in-common (TIC) or other interests in Investments as may be approved by the Board and execute any related documents or agreements;

(o) perform investor-relations and Shareholder communications functions for the Company;

(p) render such services as may be reasonably determined by the Board of Trustees consistent with the terms and conditions herein;

(q) maintain the Company’s accounting and other records and assist the Company in filing all reports required to be filed by it with the SEC, the Internal Revenue Service and other regulatory agencies;

(r) do all things necessary to assure its ability to render the services described in this Agreement and execute any related documents or agreements;

(s) advise the Company regarding the maintenance of the Company’s qualification as a REIT and monitor the Company’s compliance with the various REIT qualification requirements and other rules set forth in the Code and any applicable Treasury Regulations promulgated under the Code, as amended from time to time, and use its commercially reasonable efforts to cause the Company to qualify as a REIT and to maintain its qualification as a REIT for U.S. federal income tax purposes;

(t) advise the Company regarding the maintenance of their exemptions from the status of an investment company required to register under the 1940 Act, and monitor compliance with the requirements for maintaining such exemptions and using commercially reasonable efforts to cause them to maintain such exemptions from such status;

(u) assist the Company in qualifying to do business in all applicable jurisdictions in which the Company or their subsidiaries do business, and ensure that the Company and its subsidiaries obtain and maintain all applicable licenses;

(v) assist the Company in complying with all regulatory requirements applicable to them with respect to their business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act or by the NYSE;

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(w) if requested by the Company, provide, or cause another qualified third party to provide, such internal audit, compliance and control services as may be required for the Company and its subsidiaries to comply with applicable law (including the Securities Act and the Exchange Act), regulation (including SEC regulations) and the rules and requirements of the NYSE or such other securities exchange on which the Shares are listed, and as otherwise requested by the Board;

(x) handle and resolve on behalf of the Company (including its subsidiaries) all routine claims, disputes or controversies, including all routine litigation, arbitration, settlement or other proceedings or negotiations, in which the Company or its subsidiaries may be involved (other than with the Adviser or its Affiliates) or to which they may become subject, subject to such limitations or parameters as may be imposed from time to time by the Board; and

(y) use commercially reasonable efforts to cause the Company and its subsidiaries to comply with all applicable laws.

Notwithstanding the foregoing, the Adviser may delegate any of the foregoing duties to any Person so long as the Adviser remains responsible for the performance of the duties set forth in this Section 3; provided, however, that the delegation by the Adviser of any of the foregoing duties to another Person shall not result in an increased Advisory Fee or Administrative Fee or in additional expenses payable hereunder.

4.	Authority of the Adviser.

(a) Pursuant to the terms of this Agreement (including the restrictions included in this Section 4 and in Section 8), and subject to the continuing and exclusive authority of the Board over the management of the Company, the Company, acting on the authority of the Board of Trustees, hereby delegates to the Adviser the authority to perform the services described in Section 3.

(b) Notwithstanding anything herein to the contrary, the Adviser shall obtain the prior approval of the Board, any particular Trustees specified by the Board or any committee of the Board, as the case may be, in connection with (i) any Investment for which the portion of the consideration paid out of the Company’s Cash on Hand equals or exceeds $50,000,000, (ii) any investment that is inconsistent with the Company’s Investment Guidelines adopted by the Board from time to time, (iii) any engagement of Affiliated service providers on behalf of the Company, which engagement terms will be negotiated on an arm’s length basis, or (iv) any financing or refinancing entered into by the Company, either directly, through a direct or indirect subsidiary of the Company or through a Joint Venture, that equals or exceeds $100,000,000.

(c) If a transaction requires approval by the Independent Trustees, the Adviser will deliver to the Independent Trustees all documents and other information required by them to properly evaluate the proposed transaction.

(d) For the period and on the terms and conditions set forth in this Agreement, the Company and each of its subsidiaries hereby constitutes, appoints and authorizes the Adviser as its true and lawful agent and attorney-in-fact, in its name, place and stead, to negotiate, execute, deliver and enter into agreements, instruments and authorizations on their behalf, on such terms and conditions as the Adviser, acting in its sole and absolute discretion, deems necessary or appropriate (subject to any limitations imposed by the Board). This power of attorney is deemed to be coupled with an interest.

5.

No Partnership or Joint Venture. The parties to this Agreement are not partners or joint venturers with each other and nothing herein shall be construed to make them partners or joint venturers or impose any liability as such on either of them.

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6. Bank Accounts. The Adviser may establish and maintain one or more bank accounts in its own name for the account of the Company or in the name of the Company and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Company, consistent with the authority granted under Section 4 and in such other circumstances as the Board may approve, provided that no funds shall be commingled with the funds of the Adviser; and the Adviser shall upon request render appropriate accountings of such collections and payments to the Board and to the auditors of the Company.

7. Records; Access; Confidentiality. The Adviser shall maintain appropriate books of accounts and records of all its activities hereunder and make such records available for inspection by the Trustees and by counsel, auditors and authorized agents of the Company, at any time and from time to time. The Adviser shall at all reasonable times have access to the books and records of the Company. The Adviser shall keep confidential any and all information obtained in connection with the services rendered under this Agreement and shall not disclose any such information (or use the same except in furtherance of its duties under this Agreement) to unaffiliated third parties except (a) with the prior written consent of the Board, (b) to legal counsel, accountants or other professional advisors or consultants engaged by the Company, (c) to appraisers, financing sources and others in the ordinary course of the Company’s business, (d) to governmental officials having jurisdiction over the Company (including its subsidiaries), (e) in connection with any governmental or regulatory filings of the Company or of its subsidiaries, or disclosure or presentations to Company investors, (f) as required by law or legal process to which the Adviser or any Person to whom disclosure is permitted hereunder is a party, or (g) to the extent such information is otherwise publicly available through the actions of a Person other than the Adviser not resulting from the Adviser’s violation of this Section 7. The confidentiality provisions of this Section 7 shall survive for a period of one year after the expiration or earlier termination of this Agreement.

8. Limitations on Activities. Notwithstanding anything herein to the contrary, the Adviser shall not intentionally or with gross negligence, reckless disregard or bad faith take any action that, would (a) adversely affect the maintenance of the Company’s qualification as a REIT under the Code, unless the Board has determined that the maintenance of the Company’s REIT qualification is not in the best interests of the Company and its Shareholders, (b) subject the Company to regulation under the 1940 Act, (c) be contrary to or inconsistent with the Company’s Investment Guidelines or (d) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the Company or its Shares, or otherwise not be permitted by the Declaration of Trust or Bylaws, except if such action shall be ordered by the Board, in which case the Adviser shall notify promptly the Board of the Adviser’s judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board. In such event, the Adviser shall have no liability for acting in accordance with the specific instructions of the Board so given.

9.	Compensation.

(a) During the term hereof, as the same may be extended from time to time, the Company shall pay the Adviser the Advisory Fee and Administrative Fee (together ”Fees”). The Adviser shall compute the Managed Assets of the Company as of the end of each fiscal quarter and then compute each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable. The accrued fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. A copy of the computations made by the Adviser to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board. The Fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the Fees in Common Shares; provided, that (i) such election to receive all or a portion of the Fees in Common Shares shall be made by notice to the Board (the “Election Notice”) at the time the Adviser delivers to the Board the computation of the Fees for such month and (ii) the Adviser’s ability to receive Common Shares in payment of all or a portion of the Fees shall be subject to Section 9(c). To the extent that the Adviser elects to receive Common Shares in payment of all or a portion of the Fees for any particular month, the number of Common Shares payable to the Adviser for such month shall equal (i) the dollar amount of the portion of the monthly installment of the Fees payable in Common Shares (as set forth in the Election Notice) divided by (ii) the VWAP per Share for the 10 trading days prior to the end of the month for which the Fees will be paid. The Fees shall be payable independent of the performance of the Company or the Investments.

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(b) The Adviser may waive a portion of its Fees. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for such month shall be computed in a manner consistent with the calculation of the fees payable on a monthly basis.

(c) The Adviser’s ability to receive Common Shares in payment of all or a portion of the Fees due to the Adviser under this Agreement shall be subject to the following: (i) the ownership of such Common Shares by the Adviser shall not violate the limit on ownership of Common Shares set forth in the Declaration of Trust or otherwise raise a material risk to the status of the Company as a REIT, after giving effect to any exception from such limit that the Board may grant to the Adviser or its Affiliates; and (ii) the Company’s issuance of such Common Shares to the Adviser shall comply with all applicable restrictions under the U.S. federal securities laws and the rules of the NYSE.

(d) The Company agrees to provide reasonable registration rights to the Adviser and its Affiliates in a form of registration rights agreement to be mutually agreed.

10.	Expenses.

(a) In addition to the compensation paid to the Adviser pursuant to Section 9, the Company shall pay directly or reimburse the Adviser for all of the documented Operating Expenses and Offering Expenses (together, “Expenses”) paid or incurred by the Adviser or its Affiliates in connection with the services it provides to the Company pursuant to this Agreement. Any Expenses payable by the Company or reimbursable to the Adviser pursuant to this Agreement shall not be in amounts greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s length basis. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, these expenses are considered permanently waived and become non-recoupable in the future. Operating Expenses directly paid by the Company together with the reimbursement of Operating Expenses to the Adviser, plus LTIP Expenses and all other corporate general and administrative expenses of the Company, including the Fees payable under Section 9, may not exceed 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order, provided, however, that this limitation will not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the Company’s ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of Real Estate Assets; provided, further, in the event the Company consolidates another Person that it does not wholly own as a result of owning a controlling interest in such Person or otherwise, expenses will be calculated without giving effect to such consolidation and instead such Person’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses.

(b) The Adviser shall prepare a statement documenting all Expenses incurred during each month, and shall deliver such statement to the Company within 15 business days after the end of each month. Expenses incurred by the Adviser on behalf of the Company and payable pursuant to this Section 10 shall be reimbursed no later than the 15th business day immediately following the date of delivery of such statement of Expenses to the Company.

(c) The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, these expenses are considered permanently waived and become non-recoupable in the future.

11. Other Services. Should the Board request that the Adviser or any director, officer or employee thereof render services for the Company other than set forth in Section 3, such services shall be separately compensated at such customary rates and in such customary amounts as are agreed upon by the Adviser and the Board, including a majority of the Independent Trustees, subject to the limitations contained in the Declaration of Trust, and shall not be deemed to be services pursuant to the terms of this Agreement.

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12. Other Activities of the Adviser. Except as set forth in this Section 12, nothing herein contained shall prevent the Adviser or any of its Affiliates from engaging in or earning fees from other activities, including, without limitation, the rendering of advice to other Persons (including other REITs) and the management of other programs advised, sponsored or organized by NexPoint or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, member, partner, employee, or stockholder of the Adviser or its Affiliates to engage in or earn fees from any other business or to render services of any kind to any other partnership, corporation, firm, individual, trust or association and earn fees for rendering such services; provided, however, that the Adviser must devote sufficient resources to the Company’s business to discharge its obligations to the Company under this Agreement. The Adviser may, with respect to any investment in which the Company is a participant, also render advice and service to each and every other participant therein, and earn fees for rendering such advice and service. Specifically, it is contemplated that the Company may enter into Joint Ventures or other similar co-investment arrangements with certain Persons, and pursuant to the agreements governing such Joint Ventures or arrangements, the Adviser may be engaged to provide advice and service to such Persons, in which case the Adviser will earn fees for rendering such advice and service.

The Board acknowledges that the Adviser and its Affiliates are subject to various conflicts of interest. The Adviser shall report to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or is reasonably likely to create a conflict of interest between the Adviser’s obligations to the Company and its obligations to or its interest in any other partnership, corporation, firm, individual, trust or association. In addition, the Adviser shall notify the Company of any change in the membership of the Adviser within a reasonable time after such change.

13.	Term and Termination.

(a) Duration. This Agreement shall become effective on the date first set forth above. Unless terminated as herein provided, this Agreement shall remain in full force and effect until the date that is three years after the effective date of this Agreement (the “Initial Term”). Subsequent to the Initial Term, this Agreement shall be deemed to be automatically renewed for successive additional one-year periods (each, an “Automatic Renewal Term”), unless the Company or the Adviser elects not to renew this Agreement in accordance with Section 13(c) below.

(b) Amendment. No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing meeting the requirements of Section 19. Notwithstanding the foregoing, a provision of this Agreement may be waived by an instrument in writing signed by the party against which enforcement of the waiver is sought. Any amendment of this Agreement shall be approved by either (i) the Company’s Board of Trustees or (ii) a vote of the Company’s shareholders.

(c) Termination. Notwithstanding any other provision of this Agreement to the contrary, (i) upon written notice given 180 days’ prior to the expiration of the Initial Term or any Automatic Renewal Term to the Adviser, the Company may, without cause, in connection with the expiration of the Initial Term or the then-current Automatic Renewal Term, decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice, (ii) no later than 180 days prior to the expiration of the Initial Term or the then-current Automatic Renewal Term, the Adviser may, without cause, deliver written notice to the Company informing it of the Adviser’s intention to decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice, (iii) the Company may terminate this Agreement upon the occurrence of a Cause Event by giving written notice to the Adviser of the occurrence of a Cause Event, whereupon this Agreement shall terminate 30 days after delivery of such written notice, (iv) the Adviser may terminate this Agreement by giving written notice to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall have continued for a period of 30 days before the Adviser had given written notice to the Company of such default, whereupon this Agreement shall terminate 30 days after delivery of such written notice, and (v) the Agreement shall terminate in the event of an Advisers Act Assignment and shall be of no further force or effect without the express written consent of the Company.

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14.	Payments and Duties Upon Termination.

(a) Amounts Owed. The Company shall pay the Adviser the Termination Fee before or on the last day of the Initial Term, the Automatic Renewal Term or the end of the 30-day period, as the case may be (the “Effective Termination Date”) upon termination of this Agreement, provided that the Company is not required to pay the Adviser the Termination Fee if this Agreement is terminated by the Company as a result of a Cause Event or is terminated due to an Advisers Act Assignment.

(b) Adviser’s Duties. The Adviser shall promptly upon termination of this Agreement:

(i) pay over to the Company all money collected and held for the account of the Company pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(ii) deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(iii) deliver to the Board all assets, including all Investments, and documents of the Company then in the custody of the Adviser; and

(iv) reasonably cooperate with the Company, at the Company’s expense, to provide an orderly management transition.

15.	Limitation of Liability, Exculpation and Indemnification by the Company.

(a) Whether or not expressly provided in this Agreement, every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Adviser or any of its respective Affiliates and their respective partners, members, officers, directors, employees and agents (including parties acting as agents for the execution of transactions) (each, a “Covered Person” and collectively, “Covered Persons”) shall be subject to the provisions of this Section.

(b) To the fullest extent permitted by law, no Covered Person shall be liable to the Company (including but not limited to (i) any act or omission by any Covered Person in connection with the conduct of the business of the Company, that is determined by such Covered Person in good faith to be in or not opposed to the best interests of the Company, (ii) any act or omission by any Covered Person based on the suggestions of any professional advisor of the Company whom such Covered Person believes is authorized to make such suggestions on behalf of the Company, (iii) any act or omission by the Company, or (iv) any mistake, negligence, misconduct or bad faith of any broker or other agent of the Company selected by the Covered Person with reasonable care), unless any act or omission by such Covered Person constitutes bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties (as determined by a non-appealable judgment of a court or arbitration proceeding of competent jurisdiction).

(c) A Covered Person may consult with legal counsel or accountants selected by such Covered Person and any act or omission by such Covered Person on behalf of the Company or in furtherance of the business of the Company in good faith in reliance on and in accordance with the advice of such counsel or accountants shall be full justification for the act or omission, and such Covered Person shall be fully protected in so acting or omitting to act if the counsel or accountants were selected with reasonable care.

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(d) To the fullest extent permitted by law, the Company shall indemnify and save harmless Covered Persons, from and against any and all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by any Covered Person and arise out of or in connection with the business or investments of the Company, or the performance by the Covered Person of its responsibilities hereunder, provided that the Covered Person shall not be entitled to indemnification hereunder to the extent the Covered Person’s conduct constitutes bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties (as determined by a non-appealable judgment of a court or arbitration proceeding of competent jurisdiction). The termination of any proceeding by settlement, judgment, order or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Covered Person’s conduct constituted bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties (as determined by a non-appealable judgment of a court or arbitration proceeding of competent jurisdiction).

(e) Expenses incurred by a Covered Person in defense or settlement of any claim that shall be subject to a right of indemnification hereunder, shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay the amount advanced to the extent that it shall be determined ultimately that the Covered Person is not entitled to be indemnified hereunder.

(f) The right of any Covered Person to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which the Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall be extended to the Covered Person’s successors, assigns and legal representatives.

(g) The provisions of this Section are expressly intended to confer benefits upon Covered Persons and such provisions shall remain operative and in full force and effect regardless of the expiration or any termination of this Agreement.

(h) No Covered Person shall be liable hereunder for any settlement of any action or claim effected without its written consent thereto.

16.	Indemnification by the Adviser.

(a) The Adviser shall indemnify and hold harmless the Company and its subsidiaries from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of the Adviser’s bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Adviser shall not be held responsible for any action of the Board in following or declining to follow any written advice or written recommendation given by the Adviser.

(b) Notwithstanding anything in this Agreement to the contrary, the aggregate maximum amount that the Adviser may be liable to the Company pursuant to this Agreement shall, to the extent not prohibited by law, never exceed the amount of the Advisory Fees received by the Adviser under this Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability shall have occurred. In no event shall the Adviser be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The foregoing limitations shall not apply to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties as the Adviser.

(c) The provisions of this Section are expressly intended to confer benefits upon the Company and its subsidiaries and such provisions shall remain operative and in full force and effect regardless of the expiration or any termination of this Agreement.

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17.	Representations and Warranties.

(a) The Company hereby makes the following representations and warranties to the Adviser, all of which shall survive the execution and delivery of this Agreement:

(i) The Company is a statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business and is in good standing in Delaware. The Company has all power and authority required to execute and deliver this Agreement and to perform all its duties and obligations hereunder. The Company has the power and authority and the legal right to own and operate its assets, to lease any property it may operate as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign trust and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Company and its subsidiaries, if any, taken as a whole.

(ii) The execution, delivery, and performance of this Agreement by the Company have been duly authorized by all necessary action on the part of the Company. No consent of any other Person that has not already been obtained, including stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Company in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder.

(iii) This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Company, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, a legal, valid, and binding instrument, agreement or document of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, receivership and similar laws from time to time in effect and general principles of equity, including, without limitation, those relating to the availability of specific performance.

(iv) The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Company, or the Governing Instruments of, or any securities issued by the Company or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company is a party or by which the Company or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its subsidiaries, if any, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of the property, assets or revenues of the Company pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

(b) The Adviser hereby makes the following representations and warranties to the Company, all of which shall survive the execution and delivery of this Agreement:

(i) The Adviser is a limited partnership duly formed, validly existing, and in good standing under the laws of the State of Delaware and is qualified to do business and is in good standing in Delaware. The Adviser has all power and authority required to execute and deliver this Agreement and to perform all its duties and obligations hereunder, subject only to its qualifying to do business and obtaining all requisite permits and licenses required as a result of or relating to the nature or location of any of the assets or properties of the Company (which it shall do promptly after being required to do so). The Adviser has the limited partnership power and authority and the legal right to conduct the business in which it is now engaged and is duly qualified as a foreign partnership and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Adviser.

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(ii) The execution, delivery, and performance of this Agreement by the Adviser have been duly authorized by all necessary action on the part of the Adviser. No consent of any other Person, including partners and creditors of the Adviser, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Adviser in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder.

(iii) This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Adviser, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, a legal, valid, and binding instrument, agreement or document of the Adviser enforceable against the Adviser in accordance with its terms, except as limited by bankruptcy, insolvency, receivership and similar laws from time to time in effect and general principles of equity, including, without limitation, those relating to the availability of specific performance.

(iv) The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Adviser, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Adviser, or the Governing Instruments of, or any securities issued by the Adviser or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Adviser is a party or by which the Adviser or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Adviser, and will not result in, or require, the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

18. Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Declaration of Trust, the Bylaws, or accepted by the party to whom it is given, and shall be given by being delivered by hand, by courier or overnight carrier or by registered or certified mail to the addresses set forth below:

To the Company:	NexPoint Diversified Real Estate Trust
300 Crescent Court
Suite 700
Dallas, Texas 75201
Attention: Brian Mitts
with a copy to:	Winston & Strawn LLP
2121 N. Pearl Street, Suite 900
Dallas, Texas 75201
Attention: Charles T. Haag

To the Adviser:	NexPoint Real Estate Advisors X, L.P.
300 Crescent Court
Suite 700
Dallas, Texas 75201
Attention: Brian Mitts
with a copy to:	Winston & Strawn LLP
2121 N. Pearl Street, Suite 900
Dallas, Texas 75201
Attention: Charles T. Haag

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Any party may at any time give notice in writing to the other parties of a change in its address for the purposes of this Section 18.

19. Modification. This Agreement shall not be amended, supplemented, modified, terminated or discharged, in whole or in part, except by an instrument in writing signed by the parties hereto, or their respective successors or assignees.

20. Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

21. Governing Law; Waiver of Jury Trial. THE PROVISIONS OF THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AS AT THE TIME IN EFFECT, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. THE PARTIES TO THIS AGREEMENT HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF NEW YORK, INCLUDING ANY APPELLATE COURTS THEREOF. THE PARTIES ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

22. Entire Agreement. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

23. No Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

24. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

25. Headings. The titles of Sections and Subsections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

26. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

27. Change in Adviser’s Membership. The Adviser shall advise the Company of any change of its membership within a reasonable time after such change.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Executive Vice President

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer, EVP-Finance,
Secretary and Treasurer

[Signature Page to Advisory Agreement]

EXHIBIT A

Description of Administration Services.

Adviser will perform the following administration services as necessary:

(i)	Prepare monthly transaction listings;

(ii)	Supply various normal and customary portfolio and Company statistical data as requested on an ongoing basis;

(iii)

Prepare for execution and file the Company’s Federal and state tax returns; prepare a fiscal tax provision in coordination with the annual audit; prepare an excise tax provision; and prepare all relevant 1099 calculations;

(iv)	Coordinate contractual relationships and communications between the Company and its contractual service providers;

(v)	Coordinate printing of the Company’s annual shareholder reports;

(vi)	Prepare income and capital gain distributions;

(vii)	Prepare the quarterly and annual financial statements;

(viii)	Monitor the Company’s compliance with the Code and SEC reporting requirements;

(ix)

Prepare, coordinate with the Company’s counsel and coordinate the filing with the SEC: quarterly reports on Form 10-Q; annual reports on Form 10-K, and current reports on Form 8-K, in each case based upon information provided by the Company; assist in the preparation of Forms 3, 4 and 5 pursuant to Section 16 of the Exchange Act for the officers and trustees of the Company, such filings to be based on information provided by those persons;

(x)

Assist in the preparation of notices of meetings of shareholders, coordinate preparation of proxy statements, including obtaining information required to be disclosed by applicable regulations and the engagement of proxy solicitors on behalf of the Company;

(xi)

Assist in obtaining trustees’ and officers’ errors and omissions insurance policies for the Company, including evaluation of insurance carriers, recommending appropriate coverage levels and evaluating the costs thereof, as such policies are approved by the Company’s Board of Trustees;

(xii)	Draft agendas and resolutions for quarterly and special board meetings;

(xiii)	Coordinate the preparation, assembly and posting of board materials;

(xiv)	Attend board meetings and draft minutes thereof;

(xv)	Maintain the Company’s calendar to assure compliance with various filing and board approval deadlines;

(xvi)	Assist the Company in the handling of SEC examinations and responses thereto;

(xvii)

If the chief executive officer or chief financial officer of the Company is required to provide a certification as part of the Company’s Form 10-Q or Form 10-K filing pursuant to regulations promulgated by the SEC, Adviser will provide (to such person or entity as agreed between the Company and Adviser) a sub-certification in support of certain matters set forth in the aforementioned certification, such sub-certification to be in such form and relating to such matters as agreed between the Company and Adviser from time to time. Adviser shall be required to provide the sub-certification only during the term of the Agreement and only if it receives such cooperation as it may request to perform its investigations with respect to the sub-certification. For clarity, the sub-certification is not itself a certification under the Sarbanes-Oxley Act of 2002 or under any other regulatory requirement;

(xviii)	Prepare and coordinate the Company’s state notice filings;

(xix)

Furnish the Company office space in the offices of Adviser, or in such other place or places as may be agreed from time to time, and all necessary office facilities, simple business equipment, supplies, utilities and telephone service for managing the affairs of the Company;

(xx)	Perform clerical, bookkeeping and other administrative services not provided by the Company’s other service providers;

(xxi)	Determine or oversee the determination of the Company’s Managed Assets in accordance with the Company’s policies as adopted from time to time by the Board of Trustees;

(xxii)

Oversee the maintenance by the Company’s custodian and transfer agent and dividend disbursing agent of certain books and records of the Company and maintain (or oversee maintenance by such other persons as approved by the Board of Trustees) such other books and records required by law or for the proper operation of the Company;

(xxiii)	Prepare such information and reports as may be required by any stock exchange or exchanges on which the Company’s Shares are listed;

(xxiv)

Determine the amounts available for distribution as dividends and distributions to be paid by the Company to its shareholders; calculate, analyze and prepare a detailed income analysis and forecast future earnings for presentation to the Board of Trustees; prepare and arrange for dividend notices to shareholders, as applicable, and provide the Company’s dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Company’s dividend reinvestment plan, if any;

(xxv)	Serve as liaison between the Company and each of its service providers;

(xxvi)

Assist in monitoring and tracking the daily cash flows of the individual assets of the Company, as well as security position data of portfolio investments; assist in resolving any identified discrepancies with the appropriate third party, including the Company’s custodian, administrative agents and other service providers, through various means including researching available data via agent notices, financial news and data services, and other sources;

(xxvii)	Monitor compliance with leverage tests under the Company’s credit facility, if any, and communicate with leverage providers and rating agencies;

(xxviii)	Coordinate negotiation and renewal of credit agreements for presentation to the Board of Trustees;

(xxix)	Coordinate negotiations of agreements with counterparties and the Company’s custodian for derivatives and similar transactions, as applicable;

(xxx)	Provide assistance with the closing of Real Estate Asset purchases and dispositions;

(xxxi)	Coordinate and oversee the provision of legal services to the Company;

(xxxii)

Cooperate with the Company’s independent registered public accounting firm in connection with audits and reviews of the Company’s financial statements, including interviews and other meetings, as necessary;

(xxxiii)	Provide Secretary and any Assistant Secretaries, Treasurer and any Assistant Treasurers and other officers for the Company as requested or required by Delaware law;

(xxxiv)	Develop or assist in developing guidelines and procedures to improve overall compliance by the Company;

(xxxv)	Determine and monitor expense accruals for the Company;

(xxxvi)	Authorize expenditures and approve bills for payment on behalf of the Company;

(xxxvii)	Monitor the number of Shares of the Company registered and assist in the registration of additional Shares, as necessary;

(xxxviii)	Exercise or procure the exercise of any rights of the Company with respect to any class action proceedings or other legal action concerning investments of the Company;

(xxxix)	Prepare such reports as the Board of Trustees of the Company may request from time to time; and

(xl)	Perform such additional administrative duties relating to the administration of the Company as may subsequently be agreed upon in writing between the Company and Adviser.

Exhibit 10.1

FIRST AMENDMENT

TO

ADVISORY AGREEMENT

This First Amendment (this “Amendment”) dated as of October 25, 2022 is to the Advisory Agreement, dated as of July 1, 2022 (the Advisory Agreement”), by and among NexPoint Diversified Real Estate Trust (the “Company”) and NexPoint Real Estate Advisors X, L.P. (the “Adviser”).

RECITALS

A. The Company and the Adviser desire to amend the Advisory Agreement as set forth herein.

B. In accordance with Section 13(b) of the Advisory Agreement, this Amendment has been duly approved by the Company’s board of trustees.

AGREEMENTS

Section 1. Amendments

(a) The definition of “Election Notice” in Section 1 of the Advisory Agreement is hereby deleted in its entirety.

(b) Section 9(a) of the Advisory Agreement is deleted and replaced in its entirety by the following:

During the term hereof, as the same may be extended from time to time, the Company shall pay the Adviser the Advisory Fee and Administrative Fee (together “Fees”). The Adviser shall compute the Managed Assets of the Company as of the end of each fiscal quarter and then compute each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable. The accrued Fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. A copy of the computations made by the Adviser to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board. The first $1 million of each monthly installment of the Advisory Fee shall be paid in cash, and the remainder of the Advisory Fee, if any, shall be paid in Common Shares. The Adviser’s ability to receive Common Shares in payment of a portion of the Advisory Fees shall be subject to Section 9(c). The Administrative Fee shall be paid in cash. The number of Common Shares payable to the Adviser as a portion of the Advisory Fee shall equal (i) the total dollar amount of the monthly installment of the Advisory Fee payable minus the $1 million cash portion of the monthly installment of the Advisory Fee divided by (ii) the VWAP per Share for the 10 trading days prior to the end of the month for which the Fees will be paid. The Fees shall be payable independent of the performance of the Company or the Investments.

(c) Section 9(c) of the Advisory Agreement is deleted and replaced in its entirety by the following:

The Adviser’s ability to receive Common Shares in payment of the Advisory Fee due to the Adviser under this Agreement shall be subject to the following: (i) the ownership of such Common Shares by the Adviser shall not violate the limit on ownership of Common Shares set forth in the Declaration of Trust or otherwise raise a material risk to the status of the Company as a REIT, after giving effect to any exception from such limit that the Board may grant to the Adviser or its Affiliates; (ii) in no event shall the Common Shares issued to the Adviser under this Agreement exceed five percent of the number of Common Shares or five percent of the voting power of the Company outstanding prior to the first such issuance; and (iii) the Company’s issuance of such Common Shares to the Adviser shall comply with all applicable restrictions under the U.S. federal securities laws and the rules of the NYSE.

Section 2. Miscellaneous.

(a) Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Advisory Agreement. Except as specifically amended by this Amendment, all other provisions of the Advisory Agreement are hereby ratified and remain in full force and effect.

(b) Single Document. From and after the date hereof, all references to the Advisory Agreement shall be deemed to be references to the Advisory Agreement as amended by this Amendment.

(c) Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d) Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Company and the Adviser and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e) Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f) Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

(g) Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Advisory Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Chief Financial Officer, Executive VP- Finance, Secretary and Treasurer

[Signature Page to the First Amendment to the Advisory Agreement]

Exhibit 10.1

SECOND AMENDMENT

TO

ADVISORY AGREEMENT

This Second Amendment (this “Amendment”) dated as of April 11, 2023 is to the Advisory Agreement, dated as of July 1, 2022 (the “Advisory Agreement”), by and among NexPoint Diversified Real Estate Trust (the “Company”) and NexPoint Real Estate Advisors X, L.P. (the “Adviser”), as amended by that First Amendment to Advisory Agreement, dated as of October 25, 2022, by and between the Company and the Adviser.

RECITALS

A. The Company and the Adviser desire to amend the Advisory Agreement as set forth herein.

B. In accordance with Section 13(b) of the Advisory Agreement, this Amendment has been duly approved by the Company’s board of trustees.

AGREEMENTS

Section 1. Amendments

(a) The following defined terms shall be added to Section 1 of the Advisory Agreement in alphabetical order:

“Election Notice” has the meaning set forth in Section 9(a).

“Share Cap” has the meaning set forth in Section 9(c).

(b) Section 9(a) of the Advisory Agreement is deleted and replaced in its entirety by the following:

During the term hereof, as the same may be extended from time to time, the Company shall pay the Adviser the Advisory Fee and Administrative Fee (together “Fees”). The Adviser shall compute the Managed Assets of the Company as of the end of each fiscal quarter and then compute each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable. The accrued Fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. A copy of the computations made by the Adviser to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board. The Fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the Fees in Common Shares; provided, that (i) such election to receive all or a portion of the Fees in Common Shares shall be made by notice to the Board (the “Election Notice”) at the time the Adviser delivers to the Board the computation of the Fees for such month and (ii) the Adviser’s ability to receive Common Shares in payment of all or a portion of the Fees shall be subject to Section 9(c). To the extent that the Adviser elects to receive Common Shares in payment of all or a portion of the Fees for any particular month, the number of Common Shares payable to the Adviser for such month shall equal (i) the dollar amount of the portion of the monthly installment of the Fees payable in Common Shares (as set forth in the Election Notice) divided by (ii) the VWAP per Share for the 10 trading days prior to the end of the month for which the Fees will be paid. In the event that the Adviser delivers an Election Notice pursuant to this Section 9(a), such Election Notice may specify that the election of the portion of the Fees to be paid in Common Shares will be effective for each subsequent monthly installment of the Fees payable hereunder until otherwise specified in a subsequent Election Notice. The Fees shall be payable independent of the performance of the Company or the Investments.

(c) Section 9(c) of the Advisory Agreement is deleted and replaced in its entirety by the following:

The Adviser’s ability to receive Common Shares in payment of the Fees due to the Adviser under this Agreement shall be subject to the following: (i) the ownership of such Common Shares by the Adviser shall not violate the limit on ownership of Common Shares set forth in the Declaration of Trust or otherwise raise a material risk to the status of the Company as a REIT, after giving effect to any exception from such limit that the Board may grant to the Adviser or its Affiliates; (ii) in no event shall the Common Shares issued to the Adviser under this Agreement exceed five percent of the number of Common Shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”); (iii) in no event shall the Common Shares issued to the Adviser under this Agreement exceed 6,000,000 Common Shares; and (iv) the Company’s issuance of such Common Shares to the Adviser shall comply with all applicable restrictions under the U.S. federal securities laws and the rules of the NYSE; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap.

Section 2. Miscellaneous.

(a) Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Advisory Agreement. Except as specifically amended by this Amendment, all other provisions of the Advisory Agreement are hereby ratified and remain in full force and effect.

(b) Single Document. From and after the date hereof, all references to the Advisory Agreement shall be deemed to be references to the Advisory Agreement as amended by this Amendment.

(c) Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d) Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Company and the Adviser and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e) Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f) Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

(g) Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Advisory Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer

[Signature Page to the Second Amendment to the Advisory Agreement]

Exhibit 10.1

Execution Version

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

2023 LONG TERM INCENTIVE PLAN

1. Purpose. The purpose of this 2023 Long Term Incentive Plan is to enable the Company and its Affiliates and Subsidiaries to attract and retain trustees, officers and other key employees and advisors and to provide to such persons incentives and rewards for performance.

2. Definitions. As used in this Plan:

(a) “Adviser” means NexPoint Real Estate Advisors X, L.P., or any subsequent external adviser to the Company hired to perform similar services.

(b) “Affiliate” means any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Company as determined by the Committee or the Board, as applicable, in its discretion. For purposes of this Plan, “Affiliate” includes the Adviser and the Operating Partnership.

(c) “Appreciation Right” means a right granted pursuant to Section 5 of this Plan.

(d) “Award Agreement” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under the Plan. An Award Agreement may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(e) “Base Price” means the price to be used as the basis for determining the Spread upon the exercise of an Appreciation Right.

(f) “Board” means the Board of Trustees of the Company.

(g) “Cash Incentive Award” means a cash award granted pursuant to Section 8 of this Plan.

(h) “Change in Control” has the meaning set forth in Section 13 of this Plan.

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(j) “Committee” means the Compensation Committee of the Board or any other committee of the Board designated by the Board to administer the Plan pursuant to Section 11 of this Plan consisting solely of no fewer than two “non-employee directors” (within the meaning of Rule 16b-3 promulgated under the Exchange Act) and, to the extent of any delegation by the Committee to a subcommittee pursuant to Section 11 of this Plan, such subcommittee.

(k) “Company” means NexPoint Diversified Real Estate Trust, a Delaware statutory trust, and its successors.

(l) “Date of Grant” means the date specified by the Committee on which an award under this Plan will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(m) “Effective Date” means the date this Plan is approved by the Shareholders of the Company.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(o) “Incentive Shares Option” means an Option Right that is intended to qualify as an “incentive stock option” under Section 422 of the Code or any successor provision.

(p) “Management Objectives” means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares, Performance Units, Profits Interest Units or Cash Incentive Awards or, when so determined by the Committee, Option Rights, Appreciation Rights, Restricted Shares, Restricted Shares Units, dividend equivalents or other awards pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of one or more of the Subsidiaries, Affiliates, divisions, departments, regions, functions or other organizational units within the Company or its Subsidiaries. The Management Objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance objectives themselves. The Committee may grant awards subject to Management Objectives which may be based on one or more, or a combination, of metrics chosen by the Committee (including relative or growth achievement regarding such metrics), including without limitation any of the following:

(i) Profits (e.g., operating income, EBIT, EBT, net income, earnings per share, residual or economic earnings, economic profit - these profitability metrics could be measured before certain specified special items and/or subject to GAAP definition);

(ii) Cash Flow (e.g., EBITDA, free cash flow, free cash flow with or without specific capital expenditure target or range, including or excluding divestments and/or acquisitions, total cash flow, cash flow in excess of cost of capital or residual cash flow or cash flow return on investment);

(iii) Returns (e.g., profits or cash flow returns on: assets, invested capital, net capital employed, and equity; total shareholder return; stock price appreciation);

(iv) Profit Margins (e.g., profits divided by revenues, gross margins and material margins divided by revenues);

(v) Liquidity Measures (e.g., debt-to-capital, debt-to-EBITDA, total debt ratio); and

(vi) REIT Operating Metrics (e.g., core earnings, cash available for distributions, adjusted cash available for distributions, funds from operations, net operating income, book value per share).

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(q) “Market Value per Share” means, as of any particular date, the closing price of a Share as reported for that date on the New York Stock Exchange or, if the Shares are not then listed on the New York Stock Exchange, on any other national securities exchange on which the Shares are listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Shares, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Award Agreement and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(r) “Operating Partnership” means NexPoint Diversified Real Estate Trust Operating Partnership, L.P., a Delaware limited partnership.

(s) “OP Interests” means limited partnership interests in the Operating Partnership that may be exchanged or redeemed for Shares on a one-for-one basis, or any profits interest in the Operating Partnership that may be exchanged or converted into such limited partnership interests.

(t) “Optionee” means the optionee named in an Award Agreement evidencing an outstanding Option Right.

(u) “Option Price” means the purchase price payable on exercise of an Option Right.

(v) “Option Right” means the right to purchase Shares upon exercise of an option granted pursuant to Section 4 of this Plan.

(w) “Participant” means a person who is selected by the Committee to receive benefits under this Plan and who is at the time (i) an officer or other key employee of the Company or any Affiliate or Subsidiary, including a person who has agreed to commence serving in such capacity within 90 days of the Date of Grant, (ii) a person who provides services to the Company or any Affiliate or Subsidiary that are equivalent to those typically provided by an employee (provided that such person satisfies the Form S-8 definition of an “employee”), or (iii) a non-employee Trustee.

(x) “Partnership Agreement” means the Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

(y) “Performance Period” means, in respect of a Cash Incentive Award, Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating to such Cash Incentive Award, Performance Share or Performance Unit are to be achieved.

(z) “Performance Share” means a bookkeeping entry that records the equivalent of one Share awarded pursuant to Section 8 of this Plan.

(aa) “Performance Unit” means a bookkeeping entry awarded pursuant to Section 8 of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(bb) “Person” means any individual, entity or group, within the meaning of Section 3(a)(9) of the Exchange Act as used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.

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(cc) “Plan” means this NexPoint Diversified Real Estate Trust 2023 Long Term Incentive Plan.

(dd) “Profits Interest Units” means, to the extent authorized by the Partnership Agreement, a unit of the Operating Partnership that is granted pursuant to Section 9 of this Plan and is intended to constitute a “profits interest” within the meaning of the Code.

(ee) “Restricted Shares” means Shares granted or sold pursuant to Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(ff) “Restricted Shares Units” means an award made pursuant to Section 7 of this Plan of the right to receive Shares, cash or a combination thereof at the end of a specified period.

(gg) “Restriction Period” means the period of time during which Restricted Shares Units are subject to restrictions, as provided in Section 7 of this Plan.

(hh) “Shareholder” means an individual or entity that owns one or more Shares.

(ii) “Shares” means the transferable units of beneficial interest, $0.001 par value per share, of the Company or any security into which such transferable units of beneficial interest may be changed by reason of any transaction or event of the type referred to in Section 12 of this Plan.

(jj) “Spread” means the excess of the Market Value per Share on the date when an Option Right or Appreciation Right is exercised over the Option Price or Base Price provided for in the related Option Right or Appreciation Right, respectively.

(kk) “Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Shares Options, “Subsidiary” means any corporation (as defined in Treasury Regulation §1.421-1(i)) in which at the time the Company owns or controls, directly or indirectly, more than 50 percent of the total combined Voting Power represented by all classes of stock issued by such corporation.

(ll) “Trustee” means a member of the Board.

(mm) “Voting Power” means at any time, the combined voting power of the then-outstanding securities entitled to vote generally in the election of Trustees in the case of the Company, or members of the board of directors or similar body in the case of another entity.

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3. Shares Available Under the Plan.

(a) Maximum Shares Available Under Plan.

(i) Subject to adjustment as provided in Section 12 of this Plan and the share counting rules set forth in Section 3(b) of this Plan, the number of Shares available under the Plan for awards of (A) Option Rights or Appreciation Rights, (B) Restricted Shares, (C) Restricted Shares Units, (D) Performance Shares or Performance Units, (E) Profits Interest Units, (F) awards contemplated by Section 10 of this Plan, or (G) dividend equivalents paid with respect to awards made under the Plan will not exceed in the aggregate, 2,545,000 Shares. Such shares will be shares of original issuance.

(ii) The aggregate number of Shares available for issuance or transfer under Section 3(a)(i) of this Plan will be reduced by one Share for every one Share subject to an award granted under this Plan.

(b) Share Counting Rules.

(i) If any award granted under this Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part), the Shares subject to such award will, to the extent of such cancellation, forfeiture, expiration, or cash settlement, again be available under Section 3(a)(i) above.

(ii) Subject to Section 12 hereof, each Profits Interest Unit issued pursuant to an Award Agreement shall count as one Share for purposes of calculating the aggregate number of Shares available for issuance under this Plan as set forth in Section 3(a)(i) above.

(iii) Notwithstanding anything to the contrary contained herein: (A) Shares withheld by the Company, tendered or otherwise used in payment of the Option Price of an Option Right will not be added back to the aggregate number of Shares available under Section 3(a)(i) above; (B) Shares withheld by the Company or otherwise used to satisfy a tax withholding obligation will not be added (or added back, as applicable) to the aggregate number of Shares available under Section 3(a)(i) above; (C) Shares subject to an Appreciation Right that are not actually issued in connection with its settlement of Shares on exercise thereof will not be added back to the aggregate number of Shares available under Section 3(a)(i) above; and (D) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Option Rights will not be added back to the aggregate number of Shares available under Section 3(a)(i) above.

(c) Limit on Incentive Shares Options. Notwithstanding anything in this Section 3 or elsewhere in this Plan to the contrary, and subject to adjustment as provided in Section 12 of this Plan, the aggregate number of Shares actually issued or transferred by the Company upon the exercise of Incentive Shares Options will not exceed 2,545,000 Shares.

(d) Individual Participant Limits. Notwithstanding anything in this Section 3 or elsewhere in this Plan to the contrary, and subject to adjustment as provided in Section 12 of this Plan, no non-employee Trustee will be granted, in any period of one calendar year, awards under the Plan having an aggregate maximum value as of their respective Dates of Grant in excess of $350,000.

(e) Notwithstanding anything in this Plan to the contrary, up to 5% of the maximum number of Shares available for awards under this Plan as provided for in Section 3(a) of this Plan, as may be adjusted under Section 12 of this Plan, may be used for awards granted under Section 4 through Section 10 of this Plan that do not at the Date of Grant comply with the applicable one-year minimum vesting requirements set forth in such sections of this Plan.

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4. Option Rights. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b) Each grant will specify an Option Price per share, which (except with respect to awards under Section 23 of this Plan) may not be less than the Market Value per Share on the Date of Grant, or, in the case of grants of Incentive Shares Options to Shareholders holding at least 10% of the then-outstanding Shares, shall not be less than 110% of Market Value per share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Shares owned by the Optionee (or other consideration authorized pursuant to Section 4(d) of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, the Company’s withholding of Shares otherwise issuable upon exercise of an Option Right pursuant to a “net exercise” arrangement, (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the Shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable; provided, that, except as otherwise described in this subsection, no grant of Option Rights may become exercisable sooner than after one year. A grant of Option Rights may provide for the earlier exercise of such Option Rights, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such Option Rights are not assumed or converted into replacement awards in a manner described in the Award Agreement.

(g) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(h) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Shares Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended to qualify, or (iii) combinations of the foregoing. Incentive Shares Options may only be granted to Participants who meet the definition of “employees” under Section 3401(c) of the Code.

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(i) No Option Right will be exercisable more than 10 years from the Date of Grant; provided, that, in the case of Incentive Shares Options granted to 10% Shareholders, no such Option Right shall be exercisable more than 5 years from the Date of Grant.

(j) Option Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(k) Each grant of Option Rights will be evidenced by an Award Agreement. Each Award Agreement will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5.	Appreciation Rights.

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to any Participant of Appreciation Rights. An Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(i) Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Shares or any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company or any Subsidiary that is necessary before the Appreciation Rights or installments thereof will become exercisable; provided, that, except as otherwise described in this subsection, no grant of Appreciation Rights may become exercisable sooner than after one year. A grant of Appreciation Rights may provide for the earlier exercise of such Appreciation Rights, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (A) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (B) such Appreciation Rights are not assumed or converted into replacement awards in a manner described in the Award Agreement.

(v) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Appreciation Rights.

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(vi) Each grant of Appreciation Rights will be evidenced by an Award Agreement, which Award Agreement will describe such Appreciation Rights, and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(d) Each grant will specify in respect of each Appreciation Right a Base Price, which (except with respect to awards under Section 23 of this Plan) may not be less than the Market Value per Share on the Date of Grant;

(e) Successive grants may be made to the same Participant regardless of whether any Appreciation Rights previously granted to the Participant remain unexercised; and

(f) No Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. Restricted Shares. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Shares covered by such grant or sale will be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant or until achievement of Management Objectives referred to in subparagraph (e) below. If the elimination of restrictions is based only on the passage of time rather than the achievement of Management Objectives, the period of time will be no shorter than one year.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Shares; provided, however, that notwithstanding subparagraph (c) above, restrictions relating to Restricted Shares that vest upon the achievement of Management Objectives may not terminate sooner than after one year.

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(f) Notwithstanding anything to the contrary contained in this Plan (including minimum vesting requirements), any grant or sale of Restricted Shares may provide for the earlier termination of restrictions on such Restricted Shares, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such Restricted Shares is not assumed or converted into replacement awards in a manner described in the Award Agreement.

(g) Any such grant or sale of Restricted Shares shall require that any or all dividends or other distributions, whether in cash or additional Shares, paid thereon during the period of such restrictions shall be automatically deferred and paid on a contingent basis based on the Participant’s earning of the Restricted Shares with respect to which such dividends are paid.

(h) Each grant or sale of Restricted Shares will be evidenced by an Award Agreement and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Shares will be held at the Company’s transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Shares.

7. Restricted Shares Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Shares Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Shares or cash, or a combination thereof, to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Committee may specify.

(b) If a grant of Restricted Shares Units specifies that the Restriction Period will terminate only upon the achievement of Management Objectives or that the Restricted Shares Units will be earned based on the achievement of Management Objectives, then, notwithstanding anything to the contrary contained in subparagraph (d) below, the applicable Restriction Period may not be a period of less than one year.

(c) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(d) If the Restriction Period lapses only by the passage of time rather than the achievement of Management Objectives as provided in subparagraph (b) above, each such grant or sale will be subject to a Restriction Period of not less than one year.

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(e) Notwithstanding anything to the contrary contained in this Plan (including minimum vesting requirements), any grant or sale of Restricted Shares Units may provide for the earlier lapse or other modification of the Restriction Period, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such Restricted Shares Units are not assumed or converted into replacement awards in a manner described in the Award Agreement.
(f) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Shares deliverable upon payment of the Restricted Shares Units and will have no right to vote them or to receive dividends thereon. The Committee may, at or after the Date of Grant, provide for the payment of dividend equivalents or other distributions on Shares underlying the Restricted Shares Units to the holder thereof either in cash or in additional Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant’s earning of the Restricted Shares Units with respect to which such dividend equivalents are paid.

(g) Each grant or sale of Restricted Shares Units will specify the time and manner of payment of the Restricted Shares Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Shares or cash, or a combination thereof.

(h) Each grant or sale of Restricted Shares Units will be evidenced by an Award Agreement and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. Cash Incentive Awards, Performance Shares and Performance Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Cash Incentive Awards, Performance Shares and Performance Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number or amount of Performance Shares or Performance Units, or amount payable with respect to Cash Incentive Awards, to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

(b) The Performance Period with respect to each Cash Incentive Award, Performance Share or Performance Unit will be such period of time (with respect to each Performance Share or Performance Unit not less than one year) as will be determined by the Committee at the time of grant, which may be subject to earlier lapse or other modification, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such Cash Incentive Awards, Performance Shares or Performance Units are not assumed or converted into replacement awards in a manner described in the Award Agreement.

(c) Each grant of Cash Incentive Awards, Performance Shares or Performance Units will specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level or levels of achievement and may set forth a formula for determining the number of Performance Shares or Performance Units, or amount payable with respect to Cash Incentive Awards, that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives.

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(d) Each grant will specify the time and manner of payment of Cash Incentive Awards, Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in Shares, in Restricted Shares or Restricted Shares Units or in any combination thereof.

(e) Any grant of Cash Incentive Awards, Performance Shares or Performance Units may specify that the amount payable or the number of Shares, shares of Restricted Shares or Restricted Shares Units with respect thereto may not exceed a maximum specified by the Committee at the Date of Grant.

(f) No award under Section 8 of this Plan shall be entitled to dividends. The Committee may, at the Date of Grant of Performance Shares (but not any other award under this Section 8), provide for the payment of dividend equivalents to the holder thereof either in cash or in additional Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant’s earning of the Performance Shares with respect to which such dividend equivalents are paid.

(g) Each grant of Cash Incentive Awards, Performance Shares or Performance Units will be evidenced by an Award Agreement and will contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

9. Profits Interest Units. The Committee may, from time to time and upon such terms and condition as it may determine, authorize the granting of Profits Interest Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Profits Interest Units to which it pertains, subject to the limitations set forth in Section 3 of this Plan.

(b) Profits Interest Units may only be issued to a Participant for the performance of services to or for the benefit of the Operating Partnership (i) in the Participant’s capacity as a partner of the Operating Partnership, (ii) in anticipation of the Participant becoming a partner of the Operating Partnership (to the extent not already a partner), or (iii) as otherwise determined by the Committee, provided that the Profits Interest Units are intended to constitute “profits interests” within the meaning of the Code, including, to the extent applicable, Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191.

(c) Any grant of Profits Interest Units may specify Management Objectives that must be achieved as a condition to the vesting of such Profits Interest Units. Upon vesting, such Profits Interest Units shall become nonforfeitable, except for events that constitute cause.

(d) Each grant will specify the period or periods of continuous employment or service by the Participant with the Company or any Subsidiary that is necessary before the Profits Interest Units or installments thereof will vest; provided no grant of Profits Interest Units may become exercisable sooner than after one year.

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(e) Notwithstanding anything to the contrary contained in this Plan (including minimum vesting requirements), any grant of Profits Interest Units may provide for the earlier vesting of such Profits Interest Units, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such Profits Interest Units are not assumed or converted into replacement awards in a manner described in the Award Agreement.

(f) Each grant of Profits Interest Units will be evidenced by an Award Agreement. Each Award Agreement will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

(g) Profits Interest Units granted under this Plan may not provide for any dividends or dividend equivalents thereon; provided, that, Profits Interest Units may be eligible to receive distributions from the Operating Partnership in accordance with the Partnership Agreement.

10. Other Awards.

(a) Subject to applicable law and the applicable limits set forth in Section 3 of this Plan, the Committee may grant to any Participant Shares or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, Affiliates or other business units thereof or any other factors designated by the Committee, awards valued by reference to the book value of the Shares or the value of securities of, or the performance of specified Subsidiaries or Affiliates or other business units of the Company, dividend equivalents and awards that are membership interests in a Subsidiary or Operating Partnership, and OP Interests. The Committee will determine the terms and conditions of such awards; provided, that, dividend equivalents may only be granted with respect to Restricted Share Units and Performance Shares. Shares delivered pursuant to an award in the nature of a purchase right granted under this Section 10 will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Shares, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this Section 10.

(c) The Committee may grant Shares as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

(d) If the earning or vesting of, or elimination of restrictions applicable to, an award granted under this Section 10 (including dividend equivalents) is based only on the passage of time rather than the achievement of Management Objectives, the period of time shall be no shorter than one year. If the earning or vesting of, or elimination of restrictions applicable to, awards granted under this Section 10 (including dividend equivalents) is based on the achievement of Management Objectives, the earning, vesting or restriction period may not terminate sooner than after one year.

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(e) Notwithstanding anything to the contrary contained in this Plan (including minimum vesting requirements), any grant of an award under this Section 10 may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award, including in the event of the retirement, death or disability of a Participant or in the event of a Change in Control only where either (i) within a specified period the Participant’s service is involuntarily terminated for reasons other than for cause or the Participant terminates his or her employment or service for good reason or (ii) such awards are not assumed or converted into replacement awards in a manner described in the Award Agreement.

(f) No award under Section 10 of this Plan shall be entitled to dividends. The Committee may provide for the payment of dividend equivalents to the holder of an award granted under Section 10 of this Plan either in cash or in additional Shares, subject in all cases to deferral and payment on a contingent basis based on the Participant’s earning of the award with respect to which such dividend equivalents are paid.

11. Administration of this Plan.

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any Award Agreement (or related documents) and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c) To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate employees to be recipients of awards under this Plan; and (ii) determine the size of any such awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such officer for awards granted to an employee who is an officer, Trustee, or more than 10% Beneficial Owner (as defined in Section 12 below) of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act; (B) the resolution providing for such authorization sets forth the total number of Shares such officer(s) may grant; and (C) the officer(s) will report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the authority delegated.

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12. Adjustments. The Committee shall make or provide for such adjustments in the numbers of Shares covered by outstanding Option Rights, Appreciation Rights, Restricted Shares, Restricted Shares Units, Performance Shares, Performance Units and Profits Interest Units granted hereunder and, if applicable, in the number of Shares covered by other awards granted pursuant to Section 10 hereof, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, respectively, in the kind of shares covered thereby, in Cash Incentive Awards, and in other award terms, as the Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, redomestication, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price, respectively, greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee shall also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Committee in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described in this Section 12; provided, however, that any such adjustment to the number specified in Section 3(c) will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Share Option to fail to so qualify.

13. Change in Control. For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Award Agreement made under this Plan, a “Change in Control” will be deemed to have occurred upon the occurrence (after the Effective Date) of any of the following events:

(i) individuals who, on the Effective Date, constitute the Board (the “Incumbent Trustees”) cease for any reason to constitute at least a majority of such Board, provided that any person becoming a Trustee after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Trustees then on the Board shall be an Incumbent Trustee; provided, however, that no individual initially elected or nominated as a Trustee of the Company as a result of an actual or threatened election contest with respect to the election or removal of Trustees (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board (“Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Trustee;

(ii) any Person becomes a Beneficial Owner (as such term is defined in the Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of either (A) 35% or more of the then-outstanding shares of common shares of the Company (“Company Common Shares”) or (B) securities of the Company representing 35% or more of the combined Voting Power of the Company’s then outstanding securities eligible to vote for the election of trustees (the “Company Voting Securities”); provided, however, that for purposes of this subsection (ii), the following acquisitions of Company Common Shares or Company Voting Securities shall not constitute a Change in Control: (w) an acquisition directly from the Company, (x) an acquisition by the Company or a Subsidiary, (y) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (z) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below);

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(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a Subsidiary (a “Reorganization”), or the sale or other disposition of all or substantially all of the Company’s assets (a “Sale”) or the acquisition of assets or stock of another corporation or other entity (an “Acquisition”), unless immediately following such Reorganization, Sale or Acquisition: (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the outstanding Company Common Shares and outstanding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 35% of, respectively, the then outstanding shares of common stock and the combined Voting Power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Reorganization, Sale or Acquisition (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets or stock either directly or through one or more subsidiaries) (the “Surviving Entity”) in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Company Common Shares and the outstanding Company Voting Securities, as the case may be, and (B) no Person (other than (x) the Company or any Subsidiary, (y) the Surviving Entity or its ultimate parent entity, or (z) any employee benefit plan (or related trust) sponsored or maintained by any of the foregoing) is the Beneficial Owner, directly or indirectly, of 35% or more of the total common stock or 35% or more of the total Voting Power of the outstanding voting securities eligible to elect directors of the Surviving Entity, and (C) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Trustees at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

(iv) approval by the Shareholders of the Company of a complete liquidation or dissolution of the Company; or

(v) termination of the Adviser.

14. Detrimental Activity and Recapture Provisions. Any Award Agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either (a) during employment or other service with the Company or a Subsidiary, or (b) within a specified period after termination of such employment or service, shall engage in any detrimental activity. In addition, notwithstanding anything in this Plan to the contrary, any Award Agreement may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be traded.

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15. Non U.S. Participants. In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company or any Subsidiary under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including, without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the Shareholders.

16. Transferability.

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Shares, Restricted Shares Unit, Performance Share, Performance Unit, Profits Interest Unit, Cash Incentive Award, award contemplated by Section 10 of this Plan or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except (i) if it is made by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members (“Immediate Family Members” mean the Participant’s spouse, children, stepchildren, parents, stepparents, siblings (including half brothers and sisters), in-laws, and other individuals who have a relationship to the Participant arising because of legal adoption; however, no transfer may be made to the extent that transferability would cause Form S-8 or any successor form thereto not to be able to register Shares related to an award) or (ii) by will or the laws of descent and distribution. In no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant’s lifetime only by him or her or, in the event of the Participant’s legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Shares Units or upon payment under any grant of Performance Shares, Performance Units or Profits Interest Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, will be subject to further restrictions on transfer.

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17. Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant’s benefit is to be received in the form of Shares, and such Participant fails to make arrangements for the payment of tax, then, unless otherwise determined by the Committee, the Company will withhold Shares having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect, unless otherwise determined by the Committee, to satisfy the obligation, in whole or in part, by having withheld, from the Shares required to be delivered to the Participant, Shares having a value equal to the amount required to be withheld or by delivering to the Company other Shares held by such Participant. The Shares used for tax withholding will be valued at an amount equal to the market value of such Shares on the date the benefit is to be included in Participant’s income. In no event will the market value of the Shares to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld, unless (i) an additional amount can be withheld and not result in adverse accounting consequences and (ii) is permitted by the Committee. Participants will also make such arrangements as the Company may require for the payment of any withholding tax obligation that may arise in connection with the disposition of Shares acquired upon the exercise of Option Rights.

18. Compliance with Section 409A of the Code.

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder be exempt from the provisions of Section 409A of the Code (or, to the extent Section 409A of the Code applies, compliant with such section), so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant’s creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant’s benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (i) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the fifth business day of the seventh month after such separation from service.

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(d) Solely with respect to any award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is payable on account of a Change of Control (including any installments or stream of payments that are accelerated on account of a Change of Control), a Change of Control shall occur only if such event also constitutes a “change in the ownership,” “change in effective control,” and/or a “change in the ownership of a substantial portion of assets” of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time and form of payment that complies with Section 409A of the Code, without altering the definition of Change of Control for any other purposes in respect of such award.

(e) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant’s account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

19. Amendments.

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan (i) would materially increase the benefits accruing to Participants under this Plan, (ii) would materially increase the number of securities which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the Shareholders in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Shares are traded or quoted, then, such amendment will be subject to Shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in Section 12 of this Plan or in connection with a Change in Control, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding “underwater” Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without Shareholder approval. This Section 19(b) is intended to prohibit the repricing of “underwater” Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in Section 12 of this Plan. Notwithstanding any provision of this Plan to the contrary, this Section 19(b) may not be amended without approval by the Shareholders.

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(c) If permitted by Section 409A of the Code, but subject to the paragraph that follows, notwithstanding the Plan’s minimum vesting requirements, and including in the case of termination of employment by reason of death, disability or retirement, or in the case of unforeseeable emergency or other special circumstances or in the event of a Change in Control, to the extent a Participant holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Shares Units as to which the Restriction Period has not been completed, or any Cash Incentive Awards, Performance Shares, Performance Units or Profits Interest Units which have not been fully earned, or any other awards made pursuant to Section 10 subject to any vesting schedule or transfer restriction, or who holds Shares subject to any transfer restriction imposed pursuant to Section 16(b) of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or other award may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time at which such Cash Incentive Awards, Performance Shares, Performance Units or Profits Interest Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(d) Subject to Section 19(b) hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively. Subject to Section 12 above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

20. Governing Law. This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company.

21. Effective Date/Termination. This Plan will be effective as of the Effective Date. No grant will be made under this Plan after the tenth anniversary of the Effective Date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

22. Miscellaneous Provisions.

(a) The Company will not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time.

(c) Except with respect to Section 22(e), to the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Shares Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of this Plan.

(d) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or shares thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

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(e) Absence on leave approved by a duly constituted officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder.

(f) No Participant will have any rights as a shareholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the share records of the Company.

(g) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(h) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Shares under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(i) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.

23. Stock-Based Awards in Substitution for Option Rights or Awards Granted by Other Company. Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges has shares available under a pre-existing plan previously approved by Shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees, Trustees or directors of the Company or any Subsidiary prior to such acquisition or merger. Any operation of this Plan in connection with such available shares shall comply with the rules of the applicable national securities exchange on which the Shares are listed.

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(c) Any Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under Sections 23(a) or 23(b) above will not reduce the Shares available for issuance or transfer under the Plan or otherwise count against the limits contained in Section 3 of the Plan. In addition, no Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under Sections 23(a) or 23(b) above will be added to the aggregate limit contained in Section 3(a)(i) of the Plan.

24. REIT Status. This Plan shall be interpreted and construed in a manner consistent with the Company’s status as a REIT. No award shall be granted or awarded, and with respect to any award granted under this Plan, such award shall not vest, be exercisable or be settled: (i) to the extent that the grant, vesting, exercise or settlement could cause the Participant or any other person to be in violation of the share ownership limit or any other limitation on ownership or transfer prescribed by the Company’s charter, or (ii) if, in the discretion of the Committee, the grant, vesting, exercise or settlement of the award could impair the Company’s status as a REIT.

[Remainder Intentionally Left Blank]

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The foregoing is hereby acknowledged as being the 2023 Long Term Incentive Plan as adopted by the Board on December 7, 2022, and by the Shareholders on January 30, 2023.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

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Exhibit 10.6

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

FORM OF RESTRICTED SHARES UNITS AGREEMENT (Key Employee)

This RESTRICTED SHARES UNITS AGREEMENT (this “Agreement”) is made as of ______ __, 20__, by and between NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the “Company”), and ______ (the “Grantee”).

1.Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s 2023 Long Term Incentive Plan (as amended from time to time, the “Plan”).

2.Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of _____ ___, 20__ (the “Date of Grant”) _____ Restricted Shares Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share.

3.Restrictions on Transfer of RSUs. Subject to Section 16 of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than (i) by transfer by the Participant for no consideration to Immediate Family Members or to a bona fide trust, partnership or other entity controlled by and for the benefit of one or more Immediate Family Members, or (ii) by will or pursuant to the laws of descent and distribution.

4.Vesting of RSUs.

(a)The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest” or similar terms) as provided in this Section 4(a). The RSUs covered by this Agreement shall Vest _____________________________________, in each case, conditioned upon the Grantee’s continuous employment with the Company, the Adviser or its Affiliates through each such date (the period from the Date of Grant until the _____ anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b) or Section 4(c) below, if the Grantee ceases to be continuously employed by the Company, the Adviser or its Affiliates prior to the end of the Vesting Period. For purposes of this Agreement, “continuously employed” (or substantially similar terms) means the absence of any interruption or termination of the Grantee’s employment with the Company, the Adviser or its Affiliates.

(b)Notwithstanding Section 4(a) above, the RSUs shall Vest (to the extent the RSUs have not previously become Vested or been forfeited) prior to the end of the Vesting Period upon the Grantee’s termination of employment by the Company, the Adviser or its Affiliates, as applicable, without Cause or by the Grantee for Good Reason or due to the Grantee’s death or Disability.

(c) (i) Notwithstanding Section 4(a) above, in the event of a Change in Control that occurs prior to the end of the Vesting Period, the RSUs shall become Vested and payable in accordance with this Section 4(c). If at any time before the end of the Vesting Period or

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forfeiture of the RSUs, and while the Grantee is continuously employed by the Company, the Adviser or its Affiliates, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof, except to the extent that a Replacement Award is provided to the Grantee in accordance with Section 4(c)(ii) to continue, replace or assume the RSUs covered by this Agreement (the “Replaced Award”).

(i)For purposes of this Agreement, a “Replacement Award” means an award (A) of the same type (e.g., time-based restricted stock units) as the Replaced Award, (B) that has a value at least equal to the value of the Replaced Award, (C) that relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (D) the tax consequences of which to such Grantee under the Code are not less favorable to such Grantee than the tax consequences of the Replaced Award, and (E) the other terms and conditions of which are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the two preceding sentences are satisfied. The determination of whether the conditions of this Section 4(c)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(ii)If, after receiving a Replacement Award, the Grantee experiences a termination of employment with the Company, the Adviser or its Affiliates (or any of their successors) (as applicable, the “Successor”) by reason of a termination by the Successor without Cause or by the Grantee for Good Reason, in each case within a period of two years after the Change in Control and during the remaining vesting period for the Replacement Award, the Replacement Award shall fully Vest upon such termination of employment to the extent not previously Vested.

(d)For purposes of this Agreement, the following definitions apply:

(i)“Affiliates” has the meaning set forth in the Plan, including the clarification that the term includes the Adviser and Operating Partnership, except that for avoidance of doubt under this Agreement the term also includes any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Adviser.

(ii)“Cause” shall mean any of the following: (A) a material breach by the Grantee of any written agreement then in effect between the

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Grantee and, as applicable, the Company, the Adviser or its Affiliates or Successor, (B) the Grantee’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; or (C) a final, non-appealable order of a court of competent jurisdiction finding gross negligence or gross misconduct by Grantee with respect to the Company, the Adviser or its Affiliates or Successor.

(iii)“Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

(iv)“Good Reason” shall mean (A) a material diminution in the Grantee’s duties or responsibilities; (B) a material reduction in the aggregate value of base salary and bonus opportunity provided to the Grantee by the Company, the Adviser or its Affiliates or the Successor; or (C) a reassignment of the Grantee to another primary office more than 50 miles from the Grantee’s current office location. The Grantee must notify the Company, the Adviser or its Affiliates or the Successor of the Grantee’s intention to invoke termination for Good Reason within 90 days after the Grantee has knowledge of such event and provide, as applicable, the Company, the Manager or its Affiliates or the Successor 30 days’ opportunity for cure, or such event shall not constitute Good Reason. The Grantee may not invoke termination for Good Reason if Cause exists at the time of such termination.

5.Form and Time of Payment of RSUs.

(a)General. Subject to Section 4 and Section 5(b), payment for Vested RSUs will be made in Shares within 10 days following the Vesting dates specified in Section 4(a).

(b)Other Payment Events. Notwithstanding Section 5(a), to the extent that the RSUs are Vested on the dates set forth below, payment with respect to the RSUs will be made as follows:

(i)Change in Control. Upon a Change in Control, and if no Replacement Award is granted, the Grantee is entitled to receive payment for Vested RSUs in Shares on the date of the Change in Control; provided, however, that if such Change in Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code, and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the Grantee is entitled to receive the corresponding payment on the date that would have otherwise applied pursuant to Sections 5(a) or 5(b)(ii) as though such Change in Control had not occurred.

(ii)Terminations resulting in Vesting. Within 10 days following the date of the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, by the Company without Cause, by the Grantee for Good Reason or due to the Grantee’s

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death or Disability, the Grantee is entitled to receive payment for Vested RSUs in Shares.

(iii)Termination Following Change in Control. With respect to Replacement Awards, within 10 days following the Grantee’s termination of employment with the Company, the Adviser or its Affiliates, as applicable, within two years following a Change in Control by the Company, the Adviser or its Affiliates, as applicable, without Cause or by the Grantee for Good Reason.

(c)Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(d)The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

6.Dividend Equivalents; Other Rights.

(a)The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

8.Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with the delivery to the Grantee of Shares or any other payment to the Grantee or any other payment or Vesting

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event under this Agreement, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the obligation of the Company to make any such delivery or payment that the Grantee make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld. The Grantee may elect that all or any part of such withholding requirement be satisfied by retention by the Company of a portion of the Shares to be delivered to the Grantee or by delivering to the Company other Shares held by the Grantee. If such election is made, the Shares so retained shall be credited against such withholding requirement at the market value of such Shares on the date of such delivery. In no event will the market value of the Shares to be withheld and/or delivered pursuant to this Section 8 to satisfy applicable withholding taxes exceed the minimum amount of taxes required to be withheld.

9.Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

11.No Right to Future Awards or Employment. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. The grant of the RSUs and any payments made hereunder will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained in this Agreement shall confer upon the Grantee any right to be employed or remain employed by the Company, the Adviser or its Affiliates, nor limit or affect in any manner the right of the Company, the Adviser or its Affiliates to terminate the employment or adjust the compensation of the Grantee.

12.Relation to Other Benefits. Any economic or other benefit to the Grantee under this Agreement or the Plan shall not be taken into account in determining any benefits to which the Grantee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company, the Adviser or its Affiliates and shall not affect the amount of any life insurance coverage in respect of the Grantee under any life insurance plan covering employees of the Company, the Adviser or its Affiliates.

13.Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto;

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provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

14.Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

15.Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

16.Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17.Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

18.Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

19.Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

20.Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:

Name:
Title:

Grantee Acknowledgment and Acceptance

By:

Name:

[Signature Page to NXDT RSU Award Agreement]

Exhibit 10.1

GUARANTY AGREEMENT (CARRY OBLIGATIONS)

THIS GUARANTY AGREEMENT (CARRY OBLIGATIONS) (this “Guaranty”) is executed as of September 14, 2022, by NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust, having an address at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (“Guarantor”), for the benefit of JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a banking association chartered under the laws of the United States of America, having an address at 383 Madison Avenue, New York, New York 10179, in its capacity as administrative agent (together with its successors and/or assigns, “Agent”), for the benefit of JPM in its capacity as the initial lender (together with any additional or subsequent lenders which may become party to the Loan Agreement (defined below) from time to time, collectively, “Lender”).

W I T N E S S E T H:

WHEREAS, pursuant to one or more promissory notes, dated as of the date hereof (as the same may hereafter be amended, restated, renewed, supplemented, replaced, extended or otherwise modified from time to time, the “Note”) among the entities listed on Schedule I attached hereto, each having its principal place of business at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (each, an “Initial Property Owner Borrower” and collectively, the “Initial Property Owner Borrowers”, together with such other entities party to the Loan Agreement (as defined below) from time to time that execute a Joinder Agreement to the Loan Agreement, “Initial Property Owner Borrower”) and NSP RE BS LESSEE LLC, a Delaware limited liability company (“Operating Lessee”, and together with Property Owner Borrower, collectively, “Borrower”), Borrower has become indebted, and may from time to time be further indebted, to Lender with respect to a loan (“Loan”) which is secured by the Mortgage (as defined in the Loan Agreement), and is further evidenced by that certain Loan Agreement, of even date herewith among Borrower, Agent and Lender (as the same may hereinafter be amended, modified, restated, renewed or replaced the “Loan Agreement”) and further evidenced, secured or governed by the Loan Documents (as defined in the Loan Agreement);

WHEREAS, Lender is not willing to make the Loan, or otherwise extend credit and Agent is not willing to Administer the Loan, to Borrower unless Guarantor unconditionally guarantees payment and performance to Lender of the Guaranteed Obligations (as herein defined); and

WHEREAS, Guarantor is the owner of a direct or indirect interest in Borrower, and Guarantor will directly benefit from Lender’s making the Loan to Borrower.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and to extend such additional credit as Lender may from time to time agree to extend under the Loan Documents, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I
NATURE AND SCOPE OF GUARANTY

1.1 Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Lender and its successors and assigns the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is liable for the Guaranteed Obligations as a primary obligor. Guarantor shall only be liable for such Guaranteed Obligations to the extent same have accrued prior to the earliest of the following dates (the “Cut-Off Date”): (i) the date of the indefeasible repayment in full of the Debt; and (ii) so long as the Termination Conditions have been satisfied, (A) the date of a sale of all of the Properties pursuant to a foreclosure of the Mortgages or (B) the date on which a deed-in-lieu of foreclosure has been voluntarily accepted by Agent with respect to all of the Properties (it being agreed that Agent shall have no obligation to accept a deed-in-lieu of foreclosure).

1.2 Definitions. As used in this Guaranty, the following terms shall have the respective meanings set forth below:

(a) “Guaranteed Obligations” means, collectively, (i) Borrower’s obligation to pay interest payable at the applicable Interest Rate or the Default Rate, as applicable, under the Loan pursuant to the terms of the Loan Documents, (ii) Borrower’s obligation to pay Operating Expenses, Insurance Premiums, Taxes and Other Charges, (iii) Borrower’s obligation to pay Spread Maintenance Payment, (iv) Borrower’s obligation to make any deposits into the Operating Shortfall Reserve Account and (v) payment of Agent’s and Lenders’ cost of enforcement and collection of the Guaranteed Obligations.

(b) “Tail Period Carry Amount” means the amount determined by Agent in its sole but good faith discretion of the Guaranteed Obligations in respect of the period commencing on the Cut-Off Date and ending on the date that is six (6) months following the Cut-Off Date.

(c) “Termination Conditions” means (A) payment of the Spread Maintenance Payment under the Loan Agreement and (B) payment of the Tail Period Carry Amount.

1.3 Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Obligations arising or created after any attempted revocation by Guarantor and after (if Guarantor is a natural person) Guarantor’s death (in which event this Guaranty shall be binding upon Guarantor’s estate and, if the assets of such estate are distributed, Guarantor’s legal representatives and heirs). The fact that at any time or from time to time the Guaranteed Obligations may be increased or reduced shall not release or discharge the obligation of Guarantor to Lender with respect to the Guaranteed Obligations. This Guaranty may be enforced by Agent, on behalf of Lender and any subsequent holder of the Note and shall not be discharged by the assignment or negotiation of all or part of the Note. Upon indefeasible repayment in full of the Debt, Guarantor shall be automatically released from all of its liabilities and obligations with respect to the Guaranteed Obligations.

1.4 Guaranteed Obligations Not Reduced by Offset. The Guaranteed Obligations and the liabilities and obligations of Guarantor to Lender hereunder, shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other party, against Agent and/or Lender or against payment of the Guaranteed Obligations, whether such offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise.

1.5 Payment By Guarantor. If all or any part of the Guaranteed Obligations shall not be punctually paid when due, whether at demand, maturity, acceleration or otherwise, Guarantor shall, immediately upon demand by Agent, on behalf of Lender, and without presentment, protest, notice of protest, notice of non-payment, notice of intention to accelerate the maturity, notice of acceleration of the maturity, or any other notice whatsoever, pay in lawful money of the United States of America, the amount due on the Guaranteed Obligations to Agent at Agent’s address as set forth herein. Such demand(s) may be made at any time coincident with or after the time for payment of all or part of the Guaranteed Obligations, and may be made from time to time with respect to the same or different items of Guaranteed Obligations. Such demand shall be deemed made, given and received in accordance with the notice provisions hereof.

1.6 No Duty To Pursue Others. It shall not be necessary for Agent or Lender (and Guarantor hereby waives any rights which Guarantor may have to require Agent or Lender), in order to enforce the obligations of Guarantor hereunder, first to (i) institute suit or exhaust its remedies against Borrower or others liable on the Loan or the Guaranteed Obligations or any other person, (ii) enforce Lender’s rights against any collateral which shall ever have been given to secure the Loan, (iii) enforce Agent’s or Lender’s rights against any other guarantors of the Guaranteed Obligations, (iv) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty, (v) exhaust any remedies available to Agent or Lender against any collateral which shall ever have been given to secure the Loan, or (vi) resort to any other means of obtaining payment of the Guaranteed Obligations. Neither Agent nor Lender shall be required to mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations.

1.7 Waivers. Guarantor agrees to the provisions of the Loan Documents, and hereby waives notice of, and any rights of consent to (i) any loans or advances made by Agent and/or Lender to Borrower, (ii) acceptance of this Guaranty, (iii) any amendment or extension of the Note, the Mortgage, the Loan Agreement or of any other Loan Documents, (iv) the execution and delivery by Borrower, Agent and Lender of any other loan or credit agreement or of Borrower’s execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (v) the occurrence of any breach by Borrower or an Event of Default, (vi) Lender’s transfer or disposition of the Guaranteed Obligations, or any part thereof, (vii) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (viii) protest, proof of non-payment or default by Borrower, or (ix) any other action at any time taken or omitted by Agent or Lender, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations and the obligations hereby guaranteed.

1.8 Payment of Expenses. In the event that Guarantor should breach or fail to timely perform any provisions of this Guaranty, Guarantor shall, immediately upon demand by Agent, pay Agent all out-of-pocket costs and expenses (including court costs and reasonable attorneys’ fees) actually incurred by Agent and/or Lender in the enforcement hereof or the preservation of Agent’s and Lender’s rights hereunder. The covenant contained in this Section shall survive the payment and performance of the Guaranteed Obligations.

1.9 Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Agent and/or Lender must rescind or restore any payment, or any part thereof, received by Agent and/or Lender in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Agent and/or Lender shall be without effect, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor’s obligations hereunder shall not be discharged except by Guarantor’s performance of such obligations and then only to the extent of such performance.

1.10 Waiver of Subrogation, Reimbursement and Contribution. Notwithstanding anything to the contrary contained in this Guaranty, Guarantor hereby unconditionally and irrevocably waives, releases and abrogates any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Agent and/or Lender), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise.

1.11 Borrower. The term “Borrower” as used herein shall include any new or successor corporation, association, partnership (general or limited), limited liability company, joint venture, trust or other individual or organization formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Borrower or any interest in Borrower.

ARTICLE II
EVENTS AND CIRCUMSTANCES NOT REDUCING
OR DISCHARGING GUARANTOR’S OBLIGATIONS

Guarantor hereby consents and agrees to each of the following, and agrees that Guarantor’s obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

2.1 Modifications. Any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the Guaranteed Obligations, the Note, the Mortgage, the Loan Agreement, the other Loan Documents, or any other document, instrument, contract or understanding between Borrower, Agent and/or Lender, or any other parties, pertaining to the Guaranteed Obligations or any failure of Agent or Lender to notify Guarantor of any such action.

2.2 Adjustment. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or Guarantor.

2.3 Condition of Borrower or Guarantor. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor.

2.4 Invalidity of Guaranteed Obligations. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Note, the Mortgage, the Loan Agreement or the other Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially uncollectible from Borrower, (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Note, the Mortgage, the Loan Agreement or any of the other Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason.

2.5 Release of Obligors. Any full or partial release of the liability of Borrower on the Guaranteed Obligations, or any part thereof, or of any co-guarantors, or any other Person now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other parties will be liable to pay or perform the Guaranteed Obligations, or that Agent and Lender will look to other parties to pay or perform the Guaranteed Obligations.

2.6 Other Collateral. The taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations.

2.7 Release of Collateral. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations.

2.8 Care and Diligence. The failure of Agent and/or Lender or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of any collateral, property or security, including but not limited to any neglect, delay, omission, failure or refusal of Agent and/or Lender (i) to take or prosecute any action for the collection of any of the Guaranteed Obligations or (ii) to foreclose, or initiate any action to foreclose, or, once commenced, prosecute to completion any action to foreclose upon any security therefor, or (iii) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Guaranteed Obligations.

2.9 Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the collateral for the Guaranteed Obligations.

2.10 Offset. The Note, the Loan Agreement, the Guaranteed Obligations and the liabilities and obligations of the Guarantor to Agent and/or Lender hereunder shall not be reduced, discharged or released because of or by reason of any existing or future right of offset, claim or defense of Borrower or Guarantor against Agent and/or Lender, or any other party, or against payment of the Guaranteed Obligations, whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise (except the defense of payment and performance thereof).

2.11 Merger. The reorganization, merger or consolidation of Borrower into or with any other Person.

2.12 Preference. Any payment by Borrower to Agent and/or Lender is held to constitute a preference under bankruptcy laws, or for any reason Agent or Lender is required to refund such payment or pay such amount to Borrower or someone else.

2.13 Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

To induce Agent and Lender to enter into the Loan Documents and extend credit to Borrower, Guarantor represents and warrants to Agent and Lender as follows:

3.1 Benefit. Guarantor is an Affiliate of Borrower, is the owner of a direct or indirect interest in Borrower, and has received, or will receive, direct or indirect benefit from the making of this Guaranty with respect to the Guaranteed Obligations.

3.2 Familiarity and Reliance. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note or Guaranteed Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty.

3.3 No Representation By Lender. Neither Agent nor Lender nor any other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty.

3.4 Guarantor’s Financial Condition. As of the date hereof, and after giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is, and will be, solvent, and has and will have assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities, other than contingent liabilities in respect of non-recourse carveout guaranties and environmental indemnities that are inchoate in nature) and debts, and has and will have property and assets sufficient to satisfy and repay its obligations and liabilities.

3.5 Legality. The execution, delivery and performance by Guarantor of this Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which Guarantor is a party or which may be applicable to Guarantor. This Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors’ rights.

3.6 Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or threatened in writing against or affecting Guarantor which, if adversely determined, could reasonably be expected to materially and adversely affect the condition (financial or otherwise) or business of such Guarantor (including the ability of such Guarantor to carry out the obligations contemplated by this Guaranty). There is no material fact presently known to Guarantor which has not been disclosed to Agent and Lenders which adversely affects, nor as far as Guarantor can foresee, is reasonably likely to adversely affect, the Property, the business, operations or condition (financial or otherwise) of Borrower or Guarantor in any material respect.

3.7 Survival. All representations and warranties made by Guarantor herein shall survive the execution hereof.

ARTICLE IV
SUBORDINATION OF CERTAIN INDEBTEDNESS

4.1 Subordination of All Guarantor Claims. As used herein, the term “Guarantor Claims” shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise, or whether the obligations of Borrower thereon be direct, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the Person in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by Guarantor. The Guarantor Claims shall include without limitation all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor’s payment of all or a portion of the Guaranteed Obligations. Upon the occurrence of an Event of Default or the occurrence of an event which would, with the giving of notice or the passage of time, or both, constitute an Event of Default, Guarantor shall not receive or collect, directly or indirectly, from Borrower or any other party any amount upon the Guarantor Claims.

4.2 Claims in Bankruptcy. In the event of receivership, bankruptcy, reorganization, arrangement, debtor’s relief, or other insolvency proceedings involving Guarantor as debtor, Agent shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims. Guarantor hereby assigns such dividends and payments to Agent for the benefit of Lender. Should Agent receive, for application against the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit against the Guarantor Claims, then upon payment to Agent in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Agent to the extent that such payments to Agent on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Agent had not received dividends or payments upon the Guarantor Claims.

4.3 Payments Held in Trust. In the event that, notwithstanding anything to the contrary in this Guaranty, Guarantor should receive any funds, payment, claim or distribution which is prohibited by this Guaranty, Guarantor agrees to hold in trust for Lender an amount equal to the amount of all funds, payments, claims or distributions so received, and agrees that it shall have absolutely no dominion over the amount of such funds, payments, claims or distributions so received except to pay them promptly to Lender, and Guarantor covenants promptly to pay the same to Lender.

4.4 Liens Subordinate. Guarantor agrees that any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor, Agent or Lender presently exist or are hereafter created or attach. Without the prior written consent of Agent, neither Guarantor nor any of its Affiliates shall (i) exercise or enforce any creditor’s right it may have against Borrower, (ii) create any Liens encumbering the Property, Borrower or any interest in either of the foregoing, other than Permitted Encumbrances, or (iii) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor’s relief or insolvency proceeding) to enforce any liens, mortgage, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

ARTICLE V

COVENANTS

5.1 Definitions. As used in this Guaranty, the following terms shall have the respective meanings set forth below:

(a) “Net Worth” shall mean, as of a given date, (i) a Person’s total assets (exclusive of the Property) as of such date less (ii) such Person’s total liabilities as of such date determined in accordance with GAAP.

(b) “Liquid Asset” shall mean any of the following, but only to the extent owned individually, free of all security interests, liens, pledges, charges or any other encumbrance: (a) cash, (b) certificates of deposit (with a maturity of two (2) years or less) issued by, or savings account with, any bank or other financial institution reasonably acceptable to Lender or (c) marketable securities listed on a national or international exchange reasonably acceptable to Lender, marked to market; provided that Liquid Assets shall not include any asset that is a part of the Property or that is otherwise part of the collateral for the Loan.

5.2 Covenants. Until all of the Debt and the Guaranteed Obligations have been paid in full:

(a) Guarantor shall maintain a Net Worth of not less than $125,000,000.00; and

(b) Guarantor shall maintain Liquid Assets of not less than $20,000,000.00.

5.3 Financial Statements.

(a) within one hundred twenty (120) days after the end of each fiscal year of Guarantor, a complete copy of Guarantor’s annual financial statements prepared and reviewed by an independent certified public accountant acceptable to Agent, prepared in accordance with GAAP and (if applicable) the requirements of Regulation AB, including statements of income and expense and cash flow and a balance sheet for Guarantor, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth and Liquid Assets as of the end of such prior fiscal year and based on such annual financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such annual financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor;

(b) within thirty (30) days after the end of each fiscal quarter of Guarantor, financial statements (including a balance sheet as of the end of such fiscal quarter and a statement of income and expense for such fiscal quarter) certified by an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) and in form and level of detail reasonably satisfactory to Agent, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth as of the end of such prior calendar quarter and based on the foregoing quarterly financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such quarterly financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor in a manner consistent with GAAP and the requirements of Regulation AB (if applicable);

(c) within thirty (30) days after request by Agent, such other financial information with respect to Guarantor as Agent may reasonably request; provided, that Guarantor shall not be required to produce or create any new or additional reports or statements (other than certifications concerning Guarantor’s Net Worth and Liquid Assets) beyond that which is produced in the ordinary course in order to comply with any such request.

ARTICLE VI
MISCELLANEOUS

6.1 Waiver. No failure to exercise, and no delay in exercising, on the part of Agent and/or Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Agent and Lender hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Guaranty, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

6.2 Notices. Any notice, demand, statement, request or consent made hereunder shall be in writing and shall be deemed to be received by the addressee on (a) the third day following the day such notice is deposited with the United States Postal Service first class certified mail, return receipt requested (b) expedited, prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery and by telecopier (with answer back acknowledged), addressed to the address, as set forth below, of the party to whom such notice is to be given, or to such other address as either party shall in like manner designate in writing. The addresses of the parties hereto are as follows:

Guarantor:

NexPoint Diversified Real Estate Trust
c/o NexPoint Real Estate Finance Operating Partnership, L.P.
300 Crescent Court, Suite 700

Dallas, Texas 75201
Attention: Matt McGraner
Facsimile No.: mmcgraner@nexpointadviros.com

With a copy to:	Winston & Strawn LLP 2121 N. Pearl Street, Suite 900 Dallas, Texas 75201 Attention: Charles T. Haag Facsimile No.: chaag@winston.com
Agent:
JPMorgan Chase Bank, National Association 383 Madison Avenue, 8th Floor New York, New York 10179 Attention: Simon B. Burce Facsimile No.: (212) 834-6029

with a copy to:	JPMorgan Chase Bank, National Association 4 Chase Metrotech Center, 4th Floor Brooklyn, New York 11245-0001 Attention: Nancy Alto Facsimile No.: (917) 546-2564
and
Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 Attention: Bonnie A. Neuman, Esq. Facsimile No.: (212) 504-6666

6.3 Governing Law. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST AGENT, LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT AGENT’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW, AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING.

GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

NATIONAL CORPORATE RESEARCH, LTD

850 NEW BURTON ROAD, SUITE 201

DOVER, COUNTY KENT, DELAWARE 19904

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK.

6.4 Invalid Provisions. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Guaranty, such provision shall be fully severable and this Guaranty shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Guaranty, and the remaining provisions of this Guaranty shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Guaranty, unless such continued effectiveness of this Guaranty, as modified, would be contrary to the basic understandings and intentions of the parties as expressed herein.

6.5 Amendments. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced.

6.6 Parties Bound; Assignment; Joint and Several. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives; provided, however, that Guarantor may not, without the prior written consent of Agent on behalf of Lender, assign any of its rights, powers, duties or obligations hereunder. If Guarantor consists of more than one person or party, the obligations and liabilities of each such person or party shall be joint and several.

6.7 Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Guaranty.

6.8 Recitals. The recital and introductory paragraphs hereof are a part hereof, form a basis for this Guaranty and shall be considered prima facie evidence of the facts and documents referred to therein.

6.9 Counterparts. To facilitate execution, this Guaranty may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature of, or on behalf of, each party, or that the signature of all persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Guaranty to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages.

6.10 Rights and Remedies. If Guarantor becomes liable for any indebtedness owing by Borrower to Agent and/or Lender, by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Agent and Lender hereunder shall be cumulative of any and all other rights that Agent and/or Lender may ever have against Guarantor. The exercise by Agent of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy.

6.11 Other Defined Terms. Any capitalized term utilized herein shall have the meaning as specified in the Loan Agreement, unless such term is otherwise specifically defined herein.

6.12 Entirety. THIS GUARANTY EMBODIES THE FINAL, ENTIRE AGREEMENT OF GUARANTOR AGENT AND LENDER WITH RESPECT TO GUARANTOR’S GUARANTY OF THE GUARANTEED OBLIGATIONS AND SUPERSEDES ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF. THIS GUARANTY IS INTENDED BY GUARANTOR, AGENT AND LENDER AS A FINAL AND COMPLETE EXPRESSION OF THE TERMS OF THE GUARANTY, AND NO COURSE OF DEALING BETWEEN GUARANTOR, AGENT AND LENDER, NO COURSE OF PERFORMANCE, NO TRADE PRACTICES, AND NO EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OR OTHER EXTRINSIC EVIDENCE OF ANY NATURE SHALL BE USED TO CONTRADICT, VARY, SUPPLEMENT OR MODIFY ANY TERM OF THIS GUARANTY AGREEMENT. THERE ARE NO ORAL AGREEMENTS BETWEEN GUARANTOR, AGENT AND LENDER.

6.13 Waiver of Right To Trial By Jury. GUARANTOR, AND BY THEIR ACCEPTANCE HEREOF, AGENT AND LENDER, HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE MORTGAGE, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH (OTHER THAN COMPULSORY OR MANDATORY COUNTERCLAIMS, IF SUCH COUNTERCLAIMS ARE COMPELLED UNDER LOCAL LAW OR RULE OF PROCEDURE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY AGENT AND GUARANTOR, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF GUARANTOR, AGENT AND LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR, AGENT AND LENDER, AS APPLICABLE.

6.14 Cooperation. Guarantor acknowledges that Lender and its successors and assigns may (i) sell this Guaranty, the Note and other Loan Documents to one or more investors as a whole loan, (ii) participate the Loan secured by this Guaranty to one or more investors, (iii) deposit this Guaranty, the Note and other Loan Documents with a trust, which trust may sell certificates to investors evidencing an ownership interest in the trust assets, or (iv) otherwise sell the Loan or interest therein to investors (the transactions referred to in clauses (i) through (iv) are hereinafter each referred to as “Secondary Market Transaction”). Guarantor shall reasonably cooperate with Lender in effecting any such Secondary Market Transaction and shall reasonably cooperate to implement all customary and reasonable requirements imposed by any Rating Agency or potential investor involved in any Secondary Market Transaction. Guarantor shall provide such information and documents relating to Guarantor as Lender may reasonably request in connection with such Secondary Market Transaction. In addition, Guarantor shall make available to Lender all information concerning its business and operations that Lender may reasonably request. Lender shall be permitted to share all such information with the investment banking firms (or other potential investors), Rating Agencies, accounting firms, law firms and other third-party advisory firms involved with the Loan and the Loan Documents or the applicable Secondary Market Transaction. It is understood that the information provided by Guarantor to Lender may ultimately be incorporated into the offering documents for the Secondary Market Transaction and thus various investors may also see some or all of the information. Lender and all of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, Guarantor in the form as provided by Guarantor. Lender may publicize the existence of the Loan in connection with its marketing for a Secondary Market Transaction.

6.15 Reinstatement in Certain Circumstances. If at any time any payment of the principal of or interest under the Note or any other amount payable by Borrower under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time.

[NO FURTHER TEXT ON THIS PAGE]

EXECUTED as of the day and year first above written.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust

By:	/s/ Matt McGraner
Name: Matt McGraner
Title: Authorized Signatory

SCHEDULE I

PROPERTY OWNER BORROWER

1.	Van Nuys Owner LLC
2.	Inglewood Owner LLC
3.	Gables Storage Builders LLC
4.	Phillips SW Storage, LLC
5.	101 American Blvd. W., LLC
6.	3216 Winnetka Ave. N., LLC
7.	631 Transfer Rd., LLC
8.	Hackensack Capital New Jersey LLC
9.	Dover Capital NJ, LLC
10.	1401 4th Ave NHP LLC
11.	Brittmoore SS Investment, LLC

Exhibit 10.3

GUARANTY AGREEMENT (RECOURSE OBLIGATIONS)

THIS GUARANTY AGREEMENT (RECOURSE OBLIGATIONS) (this “Guaranty”) is executed as of September 14, 2022, by NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust, having an address at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (“Guarantor”), for the benefit of JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a banking association chartered under the laws of the United States of America, having an address at 383 Madison Avenue, New York, New York 10179 (together with its successors and/or assigns, “Lender”).

W I T N E S S E T H:

WHEREAS, pursuant to the Note (as defined in the Loan Agreement (defined below)) among the entities listed on Schedule I attached hereto, each having its principal place of business at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (collectively, “Property Owner Borrower”), and NSP RE SASB Lessee LLC, a Delaware limited liability company (“Operating Lessee”, and together with Property Owner Borrower, collectively, “Borrower”), Borrower has become indebted, and may from time to time be further indebted, to Lender with respect to a loan (“Loan”) which is secured by the Mortgage (as defined in the Loan Agreement), and is further evidenced by that certain Loan Agreement, of even date herewith among Borrower and Lender (as the same may hereinafter be amended, modified, restated, renewed or replaced the “Loan Agreement”) and further evidenced, secured or governed by the Loan Documents (as defined in the Loan Agreement);

WHEREAS, Lender is not willing to make the Loan, or otherwise extend credit, to Borrower unless Guarantor unconditionally guarantees payment and performance to Lender of the Guaranteed Obligations (as herein defined); and

WHEREAS, Guarantor is the owner of a direct or indirect interest in Borrower, and Guarantor will directly benefit from Lender’s making the Loan to Borrower.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and to extend such additional credit as Lender may from time to time agree to extend under the Loan Documents, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I
NATURE AND SCOPE OF GUARANTY

1.1 Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Lender and its successors and assigns the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is liable for the Guaranteed Obligations as a primary obligor.

1.2 Definition of Guaranteed Obligations. As used herein, the term “Guaranteed Obligations” means all obligations and liabilities of Borrower pursuant to Section 9.3 of the Loan Agreement.

1.3 Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Obligations arising or created after any attempted revocation by Guarantor and after (if Guarantor is a natural person) Guarantor’s death (in which event this Guaranty shall be binding upon Guarantor’s estate and, if the assets of such estate are distributed, Guarantor’s legal representatives and heirs). The fact that at any time or from time to time the Guaranteed Obligations may be increased or reduced shall not release or discharge the obligation of Guarantor to Lender with respect to the Guaranteed Obligations. This Guaranty may be enforced by Lender and any subsequent holder of the Note and shall not be discharged by the assignment or negotiation of all or part of the Note. Upon indefeasible repayment in full of the Debt, Guarantor shall be automatically released from all of its liabilities and obligations with respect to the Guaranteed Obligations.

1.4 Guaranteed Obligations Not Reduced by Offset. The Guaranteed Obligations and the liabilities and obligations of Guarantor to Lender hereunder, shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other party, against Lender or against payment of the Guaranteed Obligations, whether such offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise.

1.5 Payment By Guarantor. If all or any part of the Guaranteed Obligations shall not be punctually paid when due, whether at demand, maturity, acceleration or otherwise, Guarantor shall, immediately upon demand by Lender and without presentment, protest, notice of protest, notice of non-payment, notice of intention to accelerate the maturity, notice of acceleration of the maturity, or any other notice whatsoever, pay in lawful money of the United States of America, the amount due on the Guaranteed Obligations to Lender at Lender’s address as set forth herein. Such demand(s) may be made at any time coincident with or after the time for payment of all or part of the Guaranteed Obligations, and may be made from time to time with respect to the same or different items of Guaranteed Obligations. Such demand shall be deemed made, given and received in accordance with the notice provisions hereof.

1.6 No Duty To Pursue Others. It shall not be necessary for Lender (and Guarantor hereby waives any rights which Guarantor may have to require Lender), in order to enforce the obligations of Guarantor hereunder, first to (i) institute suit or exhaust its remedies against Borrower or others liable on the Loan or the Guaranteed Obligations or any other person, (ii) enforce Lender’s rights against any collateral which shall ever have been given to secure the Loan, (iii) enforce Lender’s rights against any other guarantors of the Guaranteed Obligations, (iv) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty, (v) exhaust any remedies available to Lender against any collateral which shall ever have been given to secure the Loan, or (vi) resort to any other means of obtaining payment of the Guaranteed Obligations. Lender shall not be required to mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations.

1.7 Waivers. Guarantor agrees to the provisions of the Loan Documents, and hereby waives notice of, and any rights of consent to (i) any loans or advances made by Lender to Borrower, (ii) acceptance of this Guaranty, (iii) any amendment or extension of the Note, the Mortgage, the Loan Agreement or of any other Loan Documents, (iv) the execution and delivery by Borrower and Lender of any other loan or credit agreement or of Borrower’s execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (v) the occurrence of any breach by Borrower or an Event of Default, (vi) Lender’s transfer or disposition of the Guaranteed Obligations, or any part thereof, (vii) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (viii) protest, proof of non-payment or default by Borrower, or (ix) any other action at any time taken or omitted by Lender, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations and the obligations hereby guaranteed.

1.8 Payment of Expenses. In the event that Guarantor should breach or fail to timely perform any provisions of this Guaranty, Guarantor shall, immediately upon demand by Lender, pay Lender all out-of-pocket costs and expenses (including court costs and reasonable attorneys’ fees) actually incurred by Lender in the enforcement hereof or the preservation of Lender’s rights hereunder. The covenant contained in this Section shall survive the payment and performance of the Guaranteed Obligations.

1.9 Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender must rescind or restore any payment, or any part thereof, received by Lender in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender shall be without effect, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor’s obligations hereunder shall not be discharged except by Guarantor’s performance of such obligations and then only to the extent of such performance.

1.10 Waiver of Subrogation, Reimbursement and Contribution. Notwithstanding anything to the contrary contained in this Guaranty, Guarantor hereby unconditionally and irrevocably waives, releases and abrogates any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise.

1.11 Borrower. The term “Borrower” as used herein shall include any new or successor corporation, association, partnership (general or limited), limited liability company, joint venture, trust or other individual or organization formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Borrower or any interest in Borrower.

ARTICLE II
EVENTS AND CIRCUMSTANCES NOT REDUCING
OR DISCHARGING GUARANTOR’S OBLIGATIONS

Guarantor hereby consents and agrees to each of the following, and agrees that Guarantor’s obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

2.1 Modifications. Any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the Guaranteed Obligations, the Note, the Mortgage, the Loan Agreement, the other Loan Documents, or any other document, instrument, contract or understanding between Borrower and/or Lender, or any other parties, pertaining to the Guaranteed Obligations or any failure of Lender to notify Guarantor of any such action.

2.2 Adjustment. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or Guarantor.

2.3 Condition of Borrower or Guarantor. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor.

2.4 Invalidity of Guaranteed Obligations. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Note, the Mortgage, the Loan Agreement or the other Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially uncollectible from Borrower, (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Note, the Mortgage, the Loan Agreement or any of the other Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason.

2.5 Release of Obligors. Any full or partial release of the liability of Borrower on the Guaranteed Obligations, or any part thereof, or of any co-guarantors, or any other Person now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other parties will be liable to pay or perform the Guaranteed Obligations, or that Lender will look to other parties to pay or perform the Guaranteed Obligations.

2.6 Other Collateral. The taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations.

2.7 Release of Collateral. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations.

2.8 Care and Diligence. The failure of Lender or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of any collateral, property or security, including but not limited to any neglect, delay, omission, failure or refusal of Lender (i) to take or prosecute any action for the collection of any of the Guaranteed Obligations or (ii) to foreclose, or initiate any action to foreclose, or, once commenced, prosecute to completion any action to foreclose upon any security therefor, or (iii) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Guaranteed Obligations.

2.9 Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the collateral for the Guaranteed Obligations.

2.10 Offset. The Note, the Loan Agreement, the Guaranteed Obligations and the liabilities and obligations of the Guarantor to Lender hereunder shall not be reduced, discharged or released because of or by reason of any existing or future right of offset, claim or defense of Borrower or Guarantor against Lender, or any other party, or against payment of the Guaranteed Obligations, whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise (except the defense of payment and performance thereof).

2.11 Merger. The reorganization, merger or consolidation of Borrower into or with any other Person.

2.12 Preference. Any payment by Borrower to Lender is held to constitute a preference under bankruptcy laws, or for any reason Lender is required to refund such payment or pay such amount to Borrower or someone else.

2.13 Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

To induce Lender to enter into the Loan Documents and extend credit to Borrower, Guarantor represents and warrants to Lender as follows:

3.1 Benefit. Guarantor is an Affiliate of Borrower, is the owner of a direct or indirect interest in Borrower, and has received, or will receive, direct or indirect benefit from the making of this Guaranty with respect to the Guaranteed Obligations.

3.2 Familiarity and Reliance. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note or Guaranteed Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty.

3.3 No Representation By Lender. Neither Lender nor any other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty.

3.4 Guarantor’s Financial Condition. As of the date hereof, and after giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is, and will be, solvent, and has and will have assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities), other than contingent liabilities in respect of non-recourse carveout guaranties and environmental indemnities that are inchoate in nature) and debts, and has and will have property and assets sufficient to satisfy and repay its obligations and liabilities.

3.5 Legality. The execution, delivery and performance by Guarantor of this Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which Guarantor is a party or which may be applicable to Guarantor. This Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors’ rights.

3.6 Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or threatened in writing against or affecting Guarantor which, if adversely determined, could reasonably be expected to materially and adversely affect the condition (financial or otherwise) or business of such Guarantor (including the ability of such Guarantor to carry out the obligations contemplated by this Guaranty). There is no material fact presently known to Guarantor which has not been disclosed to Lender which adversely affects, nor as far as Guarantor can foresee, is reasonably likely to adversely affect, the Property, the business, operations or condition (financial or otherwise) of Borrower or Guarantor in any material respect.

3.7 Survival. All representations and warranties made by Guarantor herein shall survive the execution hereof.

ARTICLE IV
SUBORDINATION OF CERTAIN INDEBTEDNESS

4.1 Subordination of All Guarantor Claims. As used herein, the term “Guarantor Claims” shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise, or whether the obligations of Borrower thereon be direct, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the Person in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by Guarantor. The Guarantor Claims shall include without limitation all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor’s payment of all or a portion of the Guaranteed Obligations. Upon the occurrence of an Event of Default or the occurrence of an event which would, with the giving of notice or the passage of time, or both, constitute an Event of Default, Guarantor shall not receive or collect, directly or indirectly, from Borrower or any other party any amount upon the Guarantor Claims.

4.2 Claims in Bankruptcy. In the event of receivership, bankruptcy, reorganization, arrangement, debtor’s relief, or other insolvency proceedings involving Guarantor as debtor, Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims. Guarantor hereby assigns such dividends and payments to Lender. Should Lender receive, for application against the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit against the Guarantor Claims, then upon payment to Lender in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Lender to the extent that such payments to Lender on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Lender had not received dividends or payments upon the Guarantor Claims.

4.3 Payments Held in Trust. In the event that, notwithstanding anything to the contrary in this Guaranty, Guarantor should receive any funds, payment, claim or distribution which is prohibited by this Guaranty, Guarantor agrees to hold in trust for Lender an amount equal to the amount of all funds, payments, claims or distributions so received, and agrees that it shall have absolutely no dominion over the amount of such funds, payments, claims or distributions so received except to pay them promptly to Lender, and Guarantor covenants promptly to pay the same to Lender.

4.4 Liens Subordinate. Guarantor agrees that any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Lender presently exist or are hereafter created or attach. Without the prior written consent of Lender, neither Guarantor nor any of its Affiliates shall (i) exercise or enforce any creditor’s right it may have against Borrower, (ii) create any Liens encumbering the Property, Borrower or any interest in either of the foregoing, other than Permitted Encumbrances, or (iii) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor’s relief or insolvency proceeding) to enforce any liens, mortgage, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

ARTICLE V

COVENANTS

5.1 Definitions. As used in this Guaranty, the following terms shall have the respective meanings set forth below:

(a) “Net Worth” shall mean, as of a given date, (i) a Person’s total assets (exclusive of the Property) as of such date less (ii) such Person’s total liabilities as of such date, determined in accordance with GAAP.

(b) “Liquid Asset” shall mean any of the following, but only to the extent owned individually, free of all security interests, liens, pledges, charges or any other encumbrance: (a) cash, (b) certificates of deposit (with a maturity of two (2) years or less) issued by, or savings account with, any bank or other financial institution reasonably acceptable to Lender or (c) marketable securities listed on a national or international exchange reasonably acceptable to Lender, marked to market; provided that Liquid Assets shall not include any asset that is a part of the Property or that is otherwise part of the collateral for the Loan.

5.2 Covenants. Until all of the Debt and the Guaranteed Obligations have been paid in full:

(a) Guarantor shall maintain a Net Worth of not less than $125,000,000.00 and

(b) Guarantor shall maintain Liquid Assets of not less than $20,000,000.00.

5.3 Financial Statements. Guarantor shall deliver to Lender:

(a) within one hundred twenty (120) days after the end of each fiscal year of Guarantor, a complete copy of Guarantor’s annual financial statements prepared and reviewed by an independent certified public accountant acceptable to Lender, prepared in accordance with GAAP and (if applicable) the requirements of Regulation AB, including statements of income and expense and cash flow and a balance sheet for Guarantor, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth and Liquid Assets as of the end of such prior fiscal year and based on such annual financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such annual financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor;

(b) within thirty (30) days after the end of each fiscal quarter of Guarantor, financial statements (including a balance sheet as of the end of such fiscal quarter and a statement of income and expense for such fiscal quarter) certified by an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) and in form and level of detail reasonably satisfactory to Lender, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth as of the end of such prior calendar quarter and based on the foregoing quarterly financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such quarterly financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor in a manner consistent with GAAP (or such other accounting basis acceptable to Lender) and the requirements of Regulation AB (if applicable);

(c) within thirty (30) days after request by Lender, such other financial information with respect to Guarantor as Lender may reasonably request; provided, that Guarantor shall not be required to produce or create any new or additional reports or statements (other than certifications concerning Guarantor’s Net Worth and Liquid Assets) beyond that which is produced in the ordinary course in order to comply with any such request.

ARTICLE VI
MISCELLANEOUS

6.1 Waiver. No failure to exercise, and no delay in exercising, on the part of Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Guaranty, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

6.2 Notices. Any notice, demand, statement, request or consent made hereunder shall be in writing and shall be deemed to be received by the addressee on (a) the third day following the day such notice is deposited with the United States Postal Service first class certified mail, return receipt requested (b) expedited, prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery and by telecopier (with answer back acknowledged), addressed to the address, as set forth below, of the party to whom such notice is to be given, or to such other address as either party shall in like manner designate in writing. The addresses of the parties hereto are as follows:

Guarantor:

NexPoint Diversified Real Estate Trust
c/o NexPoint Real Estate Finance Operating Partnership, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Matt McGraner
Facsimile No.: mmcgraner@nexpoint.com

With a copy to:	Winston & Strawn LLP 2121 N. Pearl Street, Suite 900 Dallas, Texas 75201 Attention: Charles T. Haag Facsimile No.: chaag@winston.com
Lender:
JPMorgan Chase Bank, National Association 383 Madison Avenue, 8th Floor New York, New York 10179 Attention: Simon B. Burce Facsimile No.: (212) 834-6029

with a copy to:	JPMorgan Chase Bank, National Association 4 Chase Metrotech Center, 4th Floor Brooklyn, New York 11245-0001 Attention: Nancy S. Alto Facsimile No.: (917) 546-2564
and
Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 Attention: Bonnie A. Neuman, Esq. Facsimile No.: (212) 504-6666

6.3 Governing Law. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT LENDER’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW, AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

NATIONAL CORPORATE RESEARCH, LTD

850 NEW BURTON ROAD, SUITE 201

DOVER, COUNTY KENT, DELAWARE 19904

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK.

6.4 Invalid Provisions. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Guaranty, such provision shall be fully severable and this Guaranty shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Guaranty, and the remaining provisions of this Guaranty shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Guaranty, unless such continued effectiveness of this Guaranty, as modified, would be contrary to the basic understandings and intentions of the parties as expressed herein.

6.5 Amendments. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced.

6.6 Parties Bound; Assignment; Joint and Several. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives; provided, however, that Guarantor may not, without the prior written consent of Lender, assign any of its rights, powers, duties or obligations hereunder. If Guarantor consists of more than one person or party, the obligations and liabilities of each such person or party shall be joint and several.

6.7 Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Guaranty.

6.8 Recitals. The recital and introductory paragraphs hereof are a part hereof, form a basis for this Guaranty and shall be considered prima facie evidence of the facts and documents referred to therein.

6.9 Counterparts. To facilitate execution, this Guaranty may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature of, or on behalf of, each party, or that the signature of all persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Guaranty to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages.

6.10 Rights and Remedies. If Guarantor becomes liable for any indebtedness owing by Borrower to Lender, by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Lender hereunder shall be cumulative of any and all other rights that Lender may ever have against Guarantor. The exercise by Lender of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy.

6.11 Other Defined Terms. Any capitalized term utilized herein shall have the meaning as specified in the Loan Agreement, unless such term is otherwise specifically defined herein.

6.12 Entirety. THIS GUARANTY EMBODIES THE FINAL, ENTIRE AGREEMENT OF GUARANTOR AND LENDER WITH RESPECT TO GUARANTOR’S GUARANTY OF THE GUARANTEED OBLIGATIONS AND SUPERSEDES ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF. THIS GUARANTY IS INTENDED BY GUARANTOR AND LENDER AS A FINAL AND COMPLETE EXPRESSION OF THE TERMS OF THE GUARANTY, AND NO COURSE OF DEALING BETWEEN GUARANTOR AND LENDER, NO COURSE OF PERFORMANCE, NO TRADE PRACTICES, AND NO EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OR OTHER EXTRINSIC EVIDENCE OF ANY NATURE SHALL BE USED TO CONTRADICT, VARY, SUPPLEMENT OR MODIFY ANY TERM OF THIS GUARANTY AGREEMENT. THERE ARE NO ORAL AGREEMENTS BETWEEN GUARANTOR AND LENDER.

6.13 Waiver of Right To Trial By Jury. GUARANTOR AND, BY ITS ACCEPTANCE HEREOF, LENDER, HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE MORTGAGE, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH (OTHER THAN COMPULSORY OR MANDATORY COUNTERCLAIMS, IF SUCH COUNTERCLAIMS ARE COMPELLED UNDER LOCAL LAW OR RULE OF PROCEDURE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF GUARANTOR AND LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR AND LENDER, AS APPLICABLE.

6.14 Cooperation. Guarantor acknowledges that Lender and its successors and assigns may (i) sell this Guaranty, the Note and other Loan Documents to one or more investors as a whole loan, (ii) participate the Loan secured by this Guaranty to one or more investors, (iii) deposit this Guaranty, the Note and other Loan Documents with a trust, which trust may sell certificates to investors evidencing an ownership interest in the trust assets, or (iv) otherwise sell the Loan or interest therein to investors (the transactions referred to in clauses (i) through (iv) are hereinafter each referred to as “Secondary Market Transaction”). Guarantor shall reasonably cooperate with Lender in effecting any such Secondary Market Transaction and shall reasonably cooperate to implement all customary and reasonable requirements imposed by any Rating Agency or potential investor involved in any Secondary Market Transaction. Guarantor shall provide such information and documents relating to Guarantor as Lender may reasonably request in connection with such Secondary Market Transaction. In addition, Guarantor shall make available to Lender all information concerning its business and operations that Lender may reasonably request. Lender shall be permitted to share all such information with the investment banking firms (or other potential investors), Rating Agencies, accounting firms, law firms and other third-party advisory firms involved with the Loan and the Loan Documents or the applicable Secondary Market Transaction. It is understood that the information provided by Guarantor to Lender may ultimately be incorporated into the offering documents for the Secondary Market Transaction and thus various investors may also see some or all of the information. Lender and all of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, Guarantor in the form as provided by Guarantor. Lender may publicize the existence of the Loan in connection with its marketing for a Secondary Market Transaction.

6.15 Reinstatement in Certain Circumstances. If at any time any payment of the principal of or interest under the Note or any other amount payable by Borrower under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time.

6.16 Limitation of Liability.

(a) Notwithstanding anything to the contrary contained herein but subject to the terms and provisions of Section 1.9 and Section 6.15 of this Guaranty, Guarantor shall not be liable under this Guaranty to the extent (and only to the extent) that the event giving rise to the Guaranteed Obligations first occurred or arose after the date on which Lender or a third party who or which is not Borrower, Guarantor, an Affiliate of Borrower or Guarantor or a Person acting at the knowing direction of any of the foregoing acquires title to the Property as a result of the Lender’s exercise of remedies under the Loan Documents, through (1) foreclosure, or (2) deed in lieu thereof or otherwise (the date that any of the foregoing is consummated, the “Mortgage Transfer Date”); provided further, however, that in no event shall Guarantor be released from any liability or obligation hereunder (a) that occurred, arose or accrued prior to the Mortgage Transfer Date or (b) that has occurred, arisen or accrued on or after the Mortgage Transfer Date to the extent that an act or action of a Borrower, Guarantor, an Affiliate of any of the foregoing or a Person acting on behalf thereof causes or authorizes the event giving rise to such liability or obligation to accrue.

6.17 Special State Provisions. With respect to the foregoing provisions contained in this Guaranty, the following shall apply with respect to the State of Connecticut:

(a) To induce Lender to enter into the commercial loan transaction evidenced by the Loan Agreement and other Loan Documents, Guarantor agrees that this is a “commercial transaction” as defined in Section 52-278(a) of the Connecticut General Statutes, as amended, and Guarantor waives any rights to notice and a hearing under Sections 52-278a to 52-278n of the Connecticut General Statutes, as amended, and authorizes Lender’s attorney to issue a writ for a prejudgment remedy, including, but not limited to, garnishment, attachment, foreign attachment and replevin, without securing a court order.

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EXECUTED as of the day and year first above written.

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust

By:	/s/ Matt McGraner
Name: Matt McGraner
Title: Authorized Signatory

SCHEDULE I

PROPERTY OWNER BORROWER

1.	Alameda Capital, LLC
2.	453 Washington Avenue North Haven, LLC
3.	Storage Partners of Miami I, LLC
4.	PLG Jacksonville Storage, LLC
5.	Miami City Self Storage Doral 77th Owner, LLC
6.	Miami City Self Storage Pembroke Pines Blvd Owner, LLC
7.	Lauderdale Storage Builders LLC
8.	Edison Capital Jacksonville LLC
9.	East Colonial Capital Orlando LLC
10.	Sand Lake Road Capital Orlando LLC
11.	Phillips Skyway Storage LLC
12.	Phillips Ulmerton Storage LLC
13.	Phillips Brandon Crossroads Storage LLC
14.	Monroe Atlanta Owner, LLC
15.	PVR Storage, LLC
16.	Mequity Vinings, LLC
17.	Northside Atlanta Owner, LLC
18.	BT Storage Investments, LLC
19.	Hurstbourne Storage, LLC
20.	Severn Property LLC
21.	10 Hampshire Property LLC
22.	1835 Washington Self Storage LLC
23.	10th & Seigle Ave., LLC
24.	Mallard Creek Store #2, LLC
25.	Five Points Storage Owner, LLC
26.	Mequity 150th Street, LLC
27.	LR-Bayshore 1, LLC
28.	Bakery Square Self Storage, LLC
29.	7807 Kingston Pike, LLC

Exhibit 10.1

FIFTH AMENDMENT

TO

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

NEXPOINT REAL ESTATE FINANCE OPERATING PARTNERSHIP, L.P.

a Delaware limited partnership

THIS FIFTH AMENDMENT (this “Amendment”) to the Amended and Restated Limited Partnership Agreement of NexPoint Real Estate Finance Operating Partnership, L.P. (the “Partnership”), dated as of March 31, 2021, is entered into by NexPoint Real Estate Finance OP GP, LLC, a Delaware limited liability company (the “General Partner”) on behalf of the Partnership pursuant to its agreement of limited partnership (as now or hereafter amended, restated, modified, supplemented, or replaced, the “Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement, unless the context shall otherwise require.

WHEREAS, the Partnership was formed on June 7, 2019 and the original agreement of limited partnership of the Partnership (the “Original Agreement”) was entered into between the Initial General Partner and the Initial Limited Partner dated as of June 10, 2019;

WHEREAS, the Original Agreement was amended and restated as of February 11, 2020 by the parties to the Original Agreement and the other parties to such amendment and restatement (the “Amended and Restated Agreement”);

WHEREAS, the Amended and Restated Agreement was amended by the First Amendment thereto by the General Partner, dated as of July 20, 2020;

WHEREAS, the Amended and Restated Agreement was amended by the Second Amendment thereto by the General Partner, dated as of July 24, 2020; and

WHEREAS, the Amended and Restated Agreement was amended by the Third Amendment thereto by the General Partner, dated as of September 30, 2020;

WHEREAS, the Amended and Restated Agreement was amended by the Fourth Amendment thereto by the General Partner, dated as of October 26, 2020;

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WHEREAS, Section 4.2 of the Agreement authorizes the General Partner, following the direction and approval of the Board of Directors, to cause the Partnership to issue additional Partnership Interests in one or more classes, or one or more series of any of such classes, or otherwise with such designations, preferences, redemption and conversion rights and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partner Interests, all as shall be determined by the General Partner (following the direction and approval of the Board of Directors) subject to Delaware law, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership;

WHEREAS, the General Partner desires to authorize additional Series A Preferred Units and to cause the Partnership, following direction and approval of the Board of Directors, to issue to NexPoint Real Estate Finance, Inc., a Maryland corporation (the “Company”), additional Series A Preferred Units in exchange for contributions from time to time by the Company of the net proceeds from its offering of Series A Preferred Stock of the Company; and

WHEREAS, in accordance with Sections 4.2, 12.3 and 14.1 of the Agreement, the General Partner has prepared and approved this Amendment following the direction and approval of the Board of Directors.

NOW THEREFORE, the General Partner, following the direction and approval of the Board of Directors, amends the Agreement as follows:

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AGREEMENTS

Section 1. Increase in Authorized Number of Series A Preferred Units. The last sentence of Section 1 of Annex A to the Agreement is hereby deleted in its entirety and replaced with the following:

“The number of authorized Series A Preferred Units shall be 11,300,000.”

Section 2. Articles Supplementary. The definition of “Articles Supplementary” in Section 2 of Annex A to the Agreement is hereby deleted in its entirety and replaced with the following:

“Articles Supplementary” means the Articles Supplementary of NexPoint Real Estate Finance, Inc. (the “Company”) filed with the State Department of Assessments and Taxation of the State of Maryland on July 20, 2020, designating the terms, rights and preferences of the Series A Preferred Stock, and the Articles Supplementary of the Company filed the State Department of Assessments and Taxation of the State of Maryland on March 31, 2021, designating additional shares of Series A Preferred Stock.”

Section 3. Miscellaneous.

(a) Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Agreement. Except as specifically amended by this Amendment, all other provisions of the Agreement are hereby ratified and remain in full force and effect.

(b) Single Document. From and after the date hereof, all references to the Agreement shall be deemed to be references to the Agreement as amended by this Amendment.

(c) Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d) Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e) Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

GENERAL PARTNER

NexPoint Real Estate Finance OP GP, LLC, a Delaware limited liability company

By:	/s/ Dana Sprong
Name: Dana Sprong Title: Sole Member

[Signature Page to Fifth Amendment
to the Amended and Restated Limited Partnership Agreement
of NexPoint Real Estate Finance Operating Partnership, L.P.]

Exhibit 10.1

FIRST AMENDMENT

TO

SECOND AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

NEXPOINT REAL ESTATE FINANCE OPERATING PARTNERSHIP, L.P.

a Delaware limited partnership

THIS FIRST AMENDMENT (this “Amendment”) to the Second Amended and Restated Limited Partnership Agreement of NexPoint Real Estate Finance Operating Partnership, L.P. (the “Partnership”), dated as of November 2, 2023, is entered into by NexPoint Real Estate Finance OP GP, LLC, a Delaware limited liability company (the “General Partner”) on behalf of the Partnership pursuant to its agreement of limited partnership (as now or hereafter amended, restated, modified, supplemented, or replaced, the “Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement, unless the context shall otherwise require.

WHEREAS, the Partnership was formed on June 7, 2019 and the original agreement of limited partnership of the Partnership (the “Original Agreement”) was entered into as of June 10, 2019;

WHEREAS, the Original Agreement was amended and restated as of February 11, 2020 and subsequently amended on July 20, 2020, July 24, 2020, September 30, 2020, October 26, 2020 and March 31, 2021, and further amended and restated on September 8, 2021;

WHEREAS, Section 4.2 of the Agreement authorizes the General Partner, following the direction and approval of the Board of Directors, to cause the Partnership from time to time to issue Partnership Units or other Partnership Interests, in each case in exchange for the contribution by such Person of property or other assets, in one or more classes, or one or more series of any of such classes, or otherwise with such designations, preferences, redemption and conversion rights and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partner Interests, all as shall be determined by the General Partner (following the direction and approval of the Board of Directors) subject to Delaware law, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership;

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WHEREAS, the General Partner desires to (a) set forth the designations, rights, powers, preferences and duties and other terms of the Series B Preferred Units (as hereinafter defined in Annex A attached hereto); and (b) cause the Partnership to issue to NexPoint Real Estate Finance, Inc., a Maryland corporation (the “Company”), the Series B Preferred Units from time to time in exchange for contribution by the Company of the net proceeds from its offering of Series B Preferred Stock (as hereinafter defined in Annex A attached hereto) of the Company; and

WHEREAS, in accordance with Sections 4.2, 7.1, 14.1 and any other applicable sections of the Agreement, the General Partner has authorized the issuance of the Series B Preferred Units as set forth above and prepared and approved this Amendment, in each case following the direction and approval of the Board of Directors.

NOW THEREFORE, the General Partner, following the direction and approval of the Board of Directors, amends the Agreement as follows:

AGREEMENTS

Section 1. Terms and Conditions of Series B Preferred Units. The Agreement is hereby amended by the addition of a new annex thereto, entitled Annex A, in the form attached hereto, which sets forth the designations, allocations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption, and any other special rights, powers and duties and other terms of the Series B Preferred Units and which shall be made a part of the Agreement.

Section 2. Construction. The Series B Preferred Units have been created and are being issued in conjunction with the Company’s issuance and sale of Series B Preferred Stock, and as such, the Series B Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series B Preferred Stock, all such that the economic interests of the Series B Preferred Units and the Series B Preferred Stock are substantially identical, and the provisions, terms and conditions of this Amendment, including without limitation the attached Annex A, shall be interpreted in a fashion consistent with this intent.

Section 3. Miscellaneous.

(a) Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Agreement. Except as specifically amended by this Amendment, all other provisions of the Agreement are hereby ratified and remain in full force and effect.

(b) Single Document. From and after the date hereof, all references to the Agreement shall be deemed to be references to the Agreement as amended by this Amendment.

(c) Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

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(d) Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e) Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

GENERAL PARTNER NexPoint Real Estate Finance OP GP, LLC, a Delaware limited liability company By: /s/ Brian Mitts Name: Brian Mitts Title: President, Secretary and Treasurer

[Signature Page to First Amendment

to the Second Amended and Restated Limited Partnership Agreement

of NexPoint Real Estate Finance Operating Partnership, L.P.]

ANNEX A

DESIGNATION OF THE SERIES B PREFERRED UNITS

OF

NEXPOINT REAL ESTATE FINANCE OPERATING PARTNERSHIP, L.P.

Section 1. Designation and Number. A series of Preferred Units (as defined below) of NexPoint Real Estate Finance Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), designated the “9.00% Series B Cumulative Redeemable Preferred Units” (the “Series B Preferred Units”), is hereby established in accordance with the terms of the Agreement. The number of authorized Series B Preferred Units shall be 16,000,000.

Section 2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Second Amended and Restated Limited Partnership Agreement of the Partnership, dated as of September 8, 2021 (as now or hereafter amended, restated, modified, supplemented, or replaced, the “Agreement”). In addition to the capitalized terms elsewhere defined herein, the following defined terms used herein shall have the meanings specified below:

“Business Day” shall mean each day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in Texas or New York are authorized or required by law, regulation or executive order to close.

“liquidation preference” shall mean $25.00 per Series B Preferred Units, subject to appropriate adjustment in relation to any recapitalizations, unit distributions, unit splits, unit combinations, statutory unit exchanges, reclassifications or other similar events which affect the Series B Preferred Stock.

“Series B Preferred Stock” shall mean the 9.00% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company.

Section 3. Maturity. The Series B Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Section 4. Rank. The Series B Preferred Units, with respect to priority of payment of distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, shall rank (a) senior to all classes or series of Common Units, and to any other class or series of Partnership Units issued in the future (together with the Common Units, the “Junior Units”), unless the terms of such Partnership Units expressly provide that it ranks senior to, or on parity with, the Series B Preferred Units with respect to priority of payment of distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; (b) on parity with the Series A Preferred Units and any other class or series of Partnership Units the terms of which expressly provide that it ranks on parity with the Series B Preferred Units with respect to priority of payment of distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership (collectively, the “Parity Units”); and (c) junior to any class or series of Partnership Units, the terms of which expressly provide that it ranks senior to the Series B Preferred Units with respect to priority of payment of distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership. The term “Partnership Units” as used in this Section does not include convertible or exchangeable debt securities, including convertible or exchangeable debt securities which rank senior to the Series B Preferred Units prior to conversion or exchange. The Series B Preferred Units shall also rank junior in right to payment to the Partnership’s other existing and future indebtedness.

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Section 5. Distributions.

A. Subject to the preferential rights of the holders of any class or series of Partnership Units ranking senior to the Series B Preferred Units with respect to priority of distributions, holders of the Series B Preferred Units are entitled to receive, when, as and if authorized by the General Partner in accordance with the Agreement and declared by the Partnership, out of assets legally available for the payment of distributions, cumulative cash distributions on such Series B Preferred Unit at the rate of 9.0% per annum of the liquidation preference (each, a “Cash Distribution”). If a Series B Preferred Unit has a date of original issuance (the “Original Issue Date”) prior to the Distribution Record Date (defined below) for the Distribution Period (defined below) in which such Series B Preferred Unit is issued, the Cash Distributions payable on such Series B Preferred Unit shall begin accruing on, and be cumulative from and including, the first day of the Distribution Period in which such Series B Preferred Unit is issued. If a Series B Preferred Unit has an Original Issue Date after the Distribution Record Date for the Distribution Period in which such Series B Preferred Unit is issued, the Cash Distributions payable on such Series B Preferred Unit shall begin accruing on, and be cumulative from and including, the first day of the first Distribution Period commencing after its issuance. Cash Distributions shall be payable monthly in arrears on or about the fifth day of each calendar month or, if such date is not a Business Day, on the next succeeding Business Day, with the same force and effect as if paid on such date (each, a “Distribution Payment Date”), and no interest or additional distributions or other sums shall accrue on the amount so payable from such Distribution Payment Date to such next succeeding Business Day. A “Distribution Period” is the respective period commencing on and including the first day of each calendar month and ending on and including the day preceding the first day of the next succeeding Distribution Period. Cash Distributions shall be payable to holders of record of the Series B Preferred Units as they appear in the records of the Partnership at the close of business on the 25th day of the calendar month preceding the applicable Distribution Payment Date or, if such date is not a Business Day, on the immediately preceding Business Day (each, a “Distribution Record Date”). Any distribution payable on the Series B Preferred Units for any Distribution Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

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B. No distributions on Series B Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Company or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.

C. Notwithstanding anything to the contrary contained herein, distributions on the Series B Preferred Units shall accrue whether or not the restrictions referred to in Section 5(B) exist, whether or not the Partnership has earnings, whether or not there are assets legally available for the payment of such distributions and whether or not such distributions are authorized or declared. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series B Preferred Units which may be in arrears. When cumulative distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Units and the Parity Units, all distributions declared upon the Series B Preferred Units and any Parity Units shall be declared pro rata so that the amount of distributions declared per Series B Preferred Unit and Parity Units shall in all cases bear to each other the same ratio that accumulated distributions per Partnership Unit (which shall not include any accrual in respect of unpaid distributions for prior Distribution Periods if such Parity Stock does not have a cumulative distribution) bear to each other.

D. Except as provided in the foregoing Section 5(C), unless full cumulative distributions on the Series B Preferred Units have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof in full is set apart for payment for all past Distribution Periods that have ended, no distributions of cash or other property may be declared and paid or declared and set apart for payment, directly or indirectly, on or with respect to the Junior Units or the Parity Units (other than distributions in Junior Units or in options, warrants or rights to subscribe for or purchase Junior Units), nor shall any Junior Units or Parity Units be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Units made for purposes of and in compliance with requirements of any incentive, benefit or equity purchase plan of the Partnership or the Company or any subsidiary thereof) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Partnership Units), directly or indirectly, by the Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units, and except for purchases or exchanges pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Units and all holders of Parity Units).

E. Holders of Series B Preferred Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Units, in excess of full cumulative distributions on the Series B Preferred Units as described above. Any distribution made on the Series B Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such Series B Preferred Units which remain payable. Accrued but unpaid distributions on the Series B Preferred Units shall accumulate as of the Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

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F. “Set apart for payment” shall be deemed to include (without limitation): the recording by the Partnership in its accounting ledgers of any accounting or bookkeeping entry which indicates, in accordance with the Agreement, the allocation of funds to be so paid on any series or class of Partnership Units; provided, however, that if any funds for any class or series of Junior Units or Parity Units are placed in a separate account of the Partnership or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series B Preferred Units shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

Section 6. Liquidation Preference.

A. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of Series B Preferred Units then outstanding are entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its holders of Partnership Units, after payment of or provision for payment of the Partnership’s debts and other liabilities, the liquidation preference per Series B Preferred Unit, plus an amount equal to any accrued and unpaid Cash Distributions (whether or not authorized or declared) thereon to but not including the date of payment or the date the amount for payment is set apart (collectively, the “Liquidating Distributions”), before any distribution or payment of assets is made to holders of Junior Units. If the assets of the Partnership legally available for distribution to holders of Partnership Units are insufficient to pay in full the Liquidating Distributions on all outstanding Series B Preferred Units and the corresponding amounts payable on all outstanding Parity Units, then all assets distributed to the holders of the Series B Preferred Units and any class or series of Parity Units shall be distributed pro rata so that the amount of assets distributed per Series B Preferred Unit and such class or series of Parity Units shall in all cases bear to each other the same ratio that the Liquidating Distributions per Series B Preferred Unit and such class or series of Parity Units bear to each other. Written notice of the effective date of any such liquidation, dissolution or winding up of the affairs of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not fewer than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series B Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

B. After payment of the full amount of the Liquidating Distributions to which they are entitled, the holders of Series B Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

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C. For the avoidance of doubt, the consolidation, merger or conversion of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

Section 7. Redemptions.

A. The Partnership shall redeem a number of Series B Preferred Units equal to the number of shares of Series B Preferred Stock redeemed by the Company, on such dates as the Company may from time to time redeem such shares of Series B Preferred Stock. The redemption price per Series B Preferred Unit shall be equal to the redemption price paid by the Company per share of Series B Preferred Stock. If the Company pays the redemption price for the redemption of any shares of Series B Preferred Stock by issuing shares of Common Stock, the Partnership shall pay the redemption price for the redemption of the same number of Series B Preferred Units by issuing Common Units in an amount equal to the number of shares of Common Stock the Company issues in connection with the redemption. The Partnership shall issue Class A Common Units in such case, if the Series B Preferred Units are held by the Company. Each holder of Series B Preferred Units that shall be redeemed by the Partnership shall be entitled to an amount equal to the distributions accruing after the end of the Distribution Period to which such Distribution Payment Date relates, up to but not including, the redemption date. To the extent the redemption price paid by the Company to redeem shares of Series B Preferred Stock constitutes a payment of accrued and unpaid dividends on such shares, the redemption price paid by the Partnership to redeem Series B Preferred Units shall to the same extent constitute a payment of accrued and unpaid distributions on such Series B Preferred Units. Distributions on Series B Preferred Units to be redeemed shall cease to accrue when dividends shall cease to accrue on the shares of Series B Preferred Stock to be redeemed by the Company in connection with the redemption of such Series B Preferred Units.

Section 8. Voting Rights.

A. Holders of the Series B Preferred Units shall not have any voting or consent rights.

B. When reference is made to Percentage Interest or holdings of Partnership Units as a threshold for voting, consent, approval or any similar requirement in the Agreement, such reference shall not include Series B Preferred Units, except as required by applicable law.

Section 9. Conversion. Except as otherwise set forth herein, the Series B Preferred Units are not convertible for any other property or securities of the Partnership.

Section 10. Term. The Series B Preferred Units have no stated maturity date and shall not be subject to any sinking fund and, except as otherwise set forth herein, is not subject to mandatory redemption. The Partnership shall not be required to set aside funds to redeem the Series B Preferred Units.

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Section 11. Status of Redeemed or Repurchased Series B Preferred Units. All Series B Preferred Units redeemed, repurchased or otherwise acquired in any manner by the Partnership shall constitute authorized but unissued Series B Preferred Units.

Section 12. Allocation of Net Income and Net Loss.

Article 6, Sections 6.1(A) and (B) of the Agreement are hereby deleted in their entirety and replaced by sections A and B, below:

“A. After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Income for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority:

(1) First, to the General Partner until the cumulative Net Income allocated to the General Partner under this Section 6.1(A)(1) equals the cumulative Net Loss allocated to the General Partner under Section 6.1(B)(3);

(2) Second, to the holders of Series A Preferred Units and Series B Preferred Units, pro rata in accordance with their respective Percentage Interests in the Series A Preferred Units and Series B Preferred Units, until the cumulative Net Income allocated to such holders under this Section 6.1(A)(2) equals the cumulative Net Loss allocated to such holders under Section 6.1(B)(2) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(3) Third, to the holders of Common Units and LTIP Units, pro rata in accordance with their respective Percentage Interests in the Common Units and LTIP Units, until the cumulative Net Income allocated to such holders under this Section 6.1(A)(3) equals the cumulative Net Loss allocated to such holders under Section 6.1(B)(1) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(4) Fourth, 100% to the holders of Series A Preferred Units and Series B Preferred Units, pro rata in accordance with their respective Percentage Interests in the Series A Preferred Units and Series B Preferred Units, until the cumulative Net Income allocated to such holders under this Section 6.1(A)(4) is equal to the excess of (x) the cumulative amount of distributions such holders have received with respect to the Series A Preferred Units (other than distributions of Base Liquidation Preference or liquidation preference, as applicable) for all Partnership Years or other applicable period or to the date of redemption, to the extent such Series A Preferred Units and Series B Preferred Units are redeemed during such period, over (y) the cumulative Net Income allocated to such holders with respect to the Series A Preferred Units, pursuant to this Section 6.1(A)(4) for all prior Partnership Years or other applicable periods; and

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(5) Thereafter, to the holders of Common Units and LTIP Units pro rata in accordance with their respective Percentage Interests in the Common Units and LTIP Units.

B. After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Loss for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority:

(1) First, to the holders of Common Units and LTIP Units with positive balances in their Economic Capital Account Balances attributable to the Common Units and LTIP Units in accordance with such balances until their Economic Capital Account Balances attributable to the Common Units and LTIP Units are reduced to zero;

(2) Second, to the holders of the Series A Preferred Units and Series B Preferred Units, pro rata in accordance with their respective Percentage Interests in the Series A Preferred Units and Series B Preferred Units, until the Adjusted Capital Account of such holders is reduced to zero; and

(3) Thereafter, to the General Partner.

For purposes of determining allocations of Net Loss pursuant to Section 6.1(B)(1), a holder of a Profits LTIP Unit shall be treated as having a separate Economic Capital Account Balance, and for this purpose a separate Capital Account with an appropriate share of Partnership Minimum Gain and Partner Minimum Gain shall be maintained, for each tranche of Profits LTIP Units with a different issuance date that it holds and a separate Capital Account for its Common Units or Capital LTIP Units, if applicable, and the Economic Capital Account Balance of each holder of Common Units or Capital LTIP Units shall not include any Economic Capital Account Balance attributable to other series or classes of Partnership Units.”

Article 6, Section 6.1(C) of the Agreement is hereby deleted in its entirety and replaced by section C, below:

“C. It is the intention of the parties hereunder that the aggregate Capital Account balance of any holder of Series A Preferred Units or Series B Preferred Units in respect of its Series A Preferred Units or Series B Preferred Units at any date shall not exceed the amount of the original Capital Contributions made in respect of its Series A Preferred Units or Series B Preferred Units plus all accrued and unpaid distributions thereon, whether or not declared, to the extent not previously distributed. Notwithstanding anything to the contrary contained herein, in connection with the liquidation of the Partnership or the interest of a holder of Series A Preferred Units or Series B Preferred Units, and prior to making any other allocations of Net Income or Net Loss, items of income and gain or deduction and loss shall first be allocated to each holder of Series A Preferred Units or Series B Preferred Units in respect of its Series A Preferred Units or Series B Preferred Units in such amounts as is required to cause the Adjusted Capital Account of such holders with respect to such Series A Preferred Units or Series B Preferred Units (taking into account any amounts such Partner is obligated to contribute to the capital of the Partnership or is deemed obligated to contribute pursuant to Regulations Section 1.704-1(b)(2)(ii)(c)(2)) to equal the amount such Partner is entitled to receive pursuant to the provisions of Section 6 hereof.”

Section 13. Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

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Exhibit 10.1

SECOND

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

VINEBROOK HOMES OPERATING PARTNERSHIP, L.P.

a Delaware limited partnership

PARTNERSHIP INTERESTS ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS

AMENDED AND RESTATED AS OF SEPTEMBER 7, 2021

i

(continued)

ii

(continued)

iii

(continued)

iv

SECOND
AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT
OF
VINEBROOK HOMES OPERATING PARTNERSHIP, L.P.

THIS SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT (as now or hereafter amended, restated, modified, supplemented, or replaced, this “Agreement”) of VineBrook Homes Operating Partnership, L.P. (the “Partnership”), dated as of September 7, 2021, is entered into by and among VineBrook Homes OP GP, LLC, a Delaware limited liability company (the “General Partner”) and the Persons who are admitted from time to time as limited partners in accordance with this Agreement and who have not subsequently withdrawn (the “Limited Partners”), such persons being identified on the books and records of the Partnership.

WHEREAS, the Partnership was formed on and the original agreement of limited partnership of the Partnership was dated as of July 12, 2018 (the “Original Agreement”);

WHEREAS, the Original Agreement was amended and restated effective as of November 1, 2018 (the “First A&R Agreement”) and the First A&R Agreement was subsequently amended by (i) that certain First Amendment thereto, dated as of November 1, 2018, (ii) that certain Second Amendment thereto, dated as of May 4, 2020 and (iii) that certain Third Amendment thereto, dated as of October 5, 2020; and

WHEREAS, the General Partner and the Limited Partners desire to amend and restate the First A&R Agreement, as amended, in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“2018 VineBrook REIT Equity Incentive Plan” means the 2018 Long Term Incentive Plan of the Company, as hereafter amended and/or restated from time to time.

“704(c) Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution, as determined by the General Partner, following direction and approval from the Board of Directors, using such reasonable method of valuation as the Board of Directors may adopt. Subject to Exhibit A hereof, the General Partner shall, after direction and approval from the Board of Directors, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties in a single or integrated transaction among the separate properties on a basis proportional to their respective fair market values.

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“Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. §17-101, et seq., as it may be amended from time to time, and any successor to such statute.

“Additional Funds” has the meaning set forth in Section 4.3(a).

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 12.2 hereof and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Partnership taxable year (a) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704‑2(i)(5) and (b) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Adjusted Capital Account as of the end of the relevant Partnership taxable year.

“Adjusted Property” means any property, the Carrying Value of which has been adjusted pursuant to Exhibit A hereof.

“Adviser” means NexPoint Real Estate Advisors V, L.P., a Delaware limited partnership, or its successor or permitted assignee.

“Advisory Agreement” means the Advisory Agreement, dated November 1, 2018, by and between the Company and the Adviser, as now or hereafter amended, restated, modified, supplemented or replaced.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, the Manager and the Management Rollover Holders shall be deemed an “Affiliate” of the Incumbent GP for purposes of this Agreement.

“Aggregate Consideration” has the meaning set forth in Section 11.6(c).

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“Agreed Value” means (a) in the case of any Contributed Property as of the time of its contribution to the Partnership, the 704(c) Value of such property, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

“Agreement” has the meaning set forth in the recitals hereto.

“Approved Sale” means a Sale of the Partnership which is approved by the Partners holding, collectively, more than 50% of the issued and outstanding Partnership Interests.

“Approving Partners” has the meaning set forth in Section 11.6(a).

“Assignee” means a Person to whom all or a portion of a Partnership Interest has been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

“Attorney In Fact” has the meaning set forth in Section 2.4(a).

“Available Cash” means, with respect to any period for which such calculation is being made, all cash balances of the Partnership net of the Partnership’s working capital needs, anticipated capital expenditures, operating expenses, debt service requirements and other necessary reserves, including with respect to contingencies or commitments, as determined by the General Partner in its sole and absolute discretion after consultation with the Adviser and approved by the Board of Directors.

“Bankruptcy Event” shall mean, with respect to any Person, such Person (a) is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors or (b) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar person charged with the reorganization or liquidation of its business appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment.

“Board of Directors” means the Board of Directors of the Company.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Exhibit A and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

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“Book-Up Target” for a Profits LTIP Unit means (a) initially, the Company Common Unit Economic Balance as determined on the date such Profits LTIP Unit was granted less any Capital Contributions (if any) made by the Partner with respect to such Profits LTIP Unit and (b) thereafter, the remaining amount, if any, required to be allocated to such Profits LTIP Unit for the Economic Capital Account Balance of the holder of such Profits LTIP Unit, to the extent attributable to such Profits LTIP Unit, to be equal to the Company Common Unit Economic Balance.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” means the Capital Account maintained for a Partner pursuant to Exhibit A.

“Capital Contribution” means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership.

“Capital LTIP Unit” has the meaning set forth in Section 4.6(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such property charged to the Partners’ Capital Accounts following the contribution of or adjustment with respect to such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit A, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner, after direction and approval by the Board of Directors.

“Cash Amount” means an amount of cash per Partnership Unit equal to the Value on the Valuation Date of the REIT Shares Amount.

“Certificate” means the Certificate of Limited Partnership of the Partnership as filed in the office of the Delaware Secretary of State on July 12, 2018, as amended, restated and/or supplemented from time to time in accordance with the terms hereof and the Act.

“Charter” means the Articles of Amendment and Restatement of the Company filed with the State Department of Assessments and Taxation of the State of Maryland on June 28, 2021, as amended, restated and/or supplemented from time to time.

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“Class” means a class of REIT Shares or Partnership Units, as the context may require.

“Class A Common Unitholder” means a Partner that holds Class A Common Units.

“Class A Common Units” means a Common Unit which is designated as a “Class A Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Class B Common Unitholder” means a Partner that holds Class B Common Units.

“Class B Common Units” means a Common Unit which is designated as a “Class B Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Class C Common Unitholder” means a Partner that holds Class C Common Units.

“Class C Common Units” means a Common Unit which is designated as a “Class C Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Units” means the Partnership Units, other than LTIP Units, Series A Preferred Units or any other series of units of limited partnership interests issued in the future and designated as preferred or otherwise different from the Common Units, including, but not limited to, with respect to the payment of distributions, including distributions upon liquidation.

“Company” means VineBrook Homes Trust, Inc., a Maryland corporation.

“Company Common Unit Economic Balance” means (a) the Economic Capital Account Balance of the Company but only to the extent attributable to the Company’s ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 1.H of Exhibit B divided by (b) the number of the Company’s Common Units.

“Company Designee” has the meaning set forth in Section 7.12(a)(1).

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“Constructive Ownership” or “Constructively Own” means ownership under the constructive ownership rules described in Exhibit D.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Act (but excluding cash), contributed or deemed contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit A, such property shall no longer constitute a Contributed Property for purposes of Exhibit A, but shall be deemed an Adjusted Property for such purposes.

“Conversion Date” has the meaning set forth in Section 4.7(b).

“Conversion Factor” means 1.0, subject to adjustment as follows: (i) in case the Company shall (A) make a distribution on the outstanding REIT Shares in REIT Shares, (B) subdivide or reclassify the outstanding REIT Shares into a greater number of REIT Shares, or (C) combine or reclassify the outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution or subject to such subdivision, combination or reclassification shall be proportionately adjusted so that a holder of Partnership Units shall be entitled to receive, upon exchange thereof, the number of REIT Shares which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Partnership Units been exchanged immediately prior to such determination; (ii) in case the Partnership shall subdivide or reclassify the outstanding Partnership Units into a greater number of Partnership Units, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of Partnership Unit holders subject to such subdivision or reclassification shall be proportionately adjusted so that a holder of Partnership Units shall be entitled to receive, upon exchange thereof, the number of REIT Shares which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Partnership Units been exchanged immediately prior to such determination; (iii) in case the Company (A) shall issue rights or warrants to all holders of REIT Shares entitling them to subscribe for or purchase REIT Shares at a price per share less than the daily market price per REIT Share on the date fixed for the determination of shareholders entitled to receive such rights or warrants, (B) shall not issue similar rights or warrants to all holders of Partnership Units entitling them to subscribe for or purchase REIT Shares or Partnership Units at a comparable price (determined, in the case of Partnership Units, by reference to the Conversion Factor), and (C) cannot issue such rights or warrants to a Redeeming Partner as otherwise required by the definition of “REIT Shares Amount” set forth in this Article 1, then the Conversion Factor in effect at the opening of business on the day following the date fixed for such determination shall be increased by multiplying such Conversion Factor by a fraction of which the numerator shall be the number of REIT Shares outstanding at the close of business on the date fixed for such determination plus the number of REIT Shares so offered for subscription or purchase, and of which the denominator shall be the number of REIT Shares outstanding at the close of business on the date fixed for such determination plus the number of REIT Shares which the aggregate offering price of the total number of REIT Shares so offered for subscription would purchase at such daily market price per share, such increase of the Conversion Factor to become effective immediately after the opening of business on the day following the date fixed for such determination; and (iv) in case the Company shall, by distribution or otherwise, distribute to all holders of its REIT Shares, (A) capital shares of any class other than its REIT Shares, (B) evidence of its indebtedness or (C) assets (excluding any rights or warrants referred to in clause (iii) above, any cash distribution lawfully paid under the laws of the state of organization of the Company, and any distribution referred to in clause (i) above) and shall not cause a corresponding distribution to be made to all holders of Partnership Units, the Conversion Factor shall be adjusted so that the same shall equal the ratio determined by multiplying the Conversion Factor in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by a fraction of which the numerator shall be the daily market price per REIT Share on the date fixed for such determination, and of which the denominator shall be such daily market price per REIT Share less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board resolution certified by the Secretary of the Company and delivered to the holders of the Partnership Units) of the portion of the capital shares or evidences of indebtedness or assets so distributed applicable to one REIT Share, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution.

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“Conversion Notice” has the meaning set forth in Section 4.7(b).

“Conversion Right” has the meaning set forth in Section 4.7(a).

“Covered Person” has the meaning set forth in Section 7.8(a).

“Debt” means, as to any Person, as of any date of determination, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (b) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (c) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (d) obligations of such Person incurred in connection with entering into a lease which, in accordance with GAAP, should be capitalized.

“Delaware Courts” has the meaning set forth in Section 15.9(b).

“Depreciation” means, for each taxable year, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

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“Economic Capital Account Balance”, with respect to a Partner, means an amount equal to such Partner’s Capital Account balance, plus the amount of its share of any Partner Minimum Gain and Partnership Minimum Gain.

“Eligible LTIP Unit” has the meaning set forth in Section 4.7(a).

“Equity Incentive Plan” means any equity incentive or compensation plan adopted by the Partnership, including, without limitation, the 2018 Vinebrook REIT Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or Title of ERISA shall be deemed to include a reference to any corresponding provision of future law.

“final adjustment” has the meaning set forth in Section 10.3(b)(2).

“flow through entity” has the meaning set forth in Section 3.3(d)(3).

“Forced Conversion” has the meaning set forth in Section 4.7(c).

“Forced Conversion Notice” has the meaning set forth in Section 4.7(c).

“GAAP” means U.S. generally accepted accounting principles, applied on a consistent basis.

“General Partner” has the meaning set forth in the recitals hereto and means VineBrook Homes OP GP, LLC, or its successor or permitted assignee, as general partner of the Partnership.

“General Partner Interest” means a Partnership Interest held by the General Partner, in its capacity as general partner of the Partnership, which shall in all cases be a non-economic interest. A General Partner Interest may be (but is not required to be) expressed as a number of Partnership Units.

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“Incapacity” or “Incapacitated” means, (a) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her Person or estate, (b) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (c) as to any partnership or limited liability company which is a Partner, the dissolution and commencement of winding up of the partnership or limited liability company, (d) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership, (e) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee), or (f) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (i) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) the Partner is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (iii) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors, (iv) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (ii) above, (v) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s properties, (vi) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within 120 days after the commencement thereof, (vii) the appointment without the Partner’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within 90 days of such appointment, or (viii) an appointment referred to in clause (vii) which has been stayed is not vacated within 90 days after the expiration of any such stay.

“Incumbent GP” has the meaning set forth in Section 7.13(h).

“Indemnitee” means: (a) any Person made a party to a proceeding by reason of (i) his or its status as the General Partner, as a trustee, director, officer, shareholder, partner, member, employee, representative or agent of the General Partner, as an officer, employee, representative or agent of the Partnership or as the partnership representative, or (ii) his, her or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken assets subject to); and (b) such other Persons as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), at the direction of the Board of Directors.

“Initial Agreement” has the meaning set forth in the recitals hereto.

“Initial General Partner” has the meaning set forth in the recitals hereto.

“Investment Committee” has the meaning set forth in Section 7.12(a).

“Investment Decision” has the meaning set forth in Section 7.12(a).

“Investments” means any investments by the Company or the Partnership in Real Estate Assets or any other asset.

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“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Joint Ventures” means any joint venture or partnership arrangements (other than between the Company and the Partnership) in which the Company or the Partnership or any of their subsidiaries is a co-venturer, member or partner, which are established to own Investments.

“judicial review” has the meaning set forth in Section 10.3(b)(1).

“Limited Partner” has the meaning set forth in the recitals hereto, including any Substituted Limited Partner or Additional Limited Partner, in such Person’s capacity as a limited partner of the Partnership. For purposes of this Agreement and the Act, the Limited Partners shall constitute a single class or group of limited partners.

“Limited Partner Interest” means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled, as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be (but is not required to be) expressed as a number of Partnership Units.

“Liquidating Event” has the meaning set forth in Section 13.1.

“Liquidating Gains” means any net gain realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to the net gain realized in connection with an adjustment to the Carrying Value of Partnership assets under Section 1.D of Exhibit A attached hereto.

“Liquidating Losses” means any net loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to the net loss realized in connection with an adjustment to the Carrying Value of Partnership assets under Section 1.D of Exhibit A attached hereto.

“Liquidator” has the meaning set forth in Section 13.2.

“LTIP Unitholder” means a Partner that holds LTIP Units.

“LTIP Units” means a Partnership Unit which is designated as an LTIP Unit and which has the rights, preferences and other privileges designated in Section 4.6 and elsewhere in this Agreement in respect of holders of LTIP Units. The allocation of LTIP Units among the Partners shall be set forth on Exhibit A, as it may be amended and/or restated from time to time.

“Manager” has the meaning set forth in the Management Agreement.

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“Management Agreement” means, collectively and individually, (a) that certain Management Agreement, dated November 1, 2018, by and among certain Subsidiaries of the Partnership and the Manager, as was and may further be amended, restated, modified, supplemented or replaced from time to time and (b) any additional Management Agreements that may be entered into from time to time by any Subsidiary of the Partnership and the Manager as was and may further be amended, restated, modified, supplemented or replaced from time to time.

“Management Designees” has the meaning set forth in Section 7.12(a)(2).

“Management Rollover Holders” means VineBrook Special Interest Holding, LLC and VineBrook Annex B GP, LLC.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit A.

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit A.

“Non-Approving Partners” has the meaning set forth in Section 11.6(a).

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit C.

“NREO” means NexPoint Real Estate Opportunities, LLC or any of its successors or permitted assignees.

“Observer” has the meaning set forth in Section 7.13(h).

“Partner” means a General Partner or a Limited Partner, and “Partners” means the General Partner and the Limited Partners collectively.

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“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

“Partnership” has the meaning set forth in the recitals hereto.

“Partnership Board” has the meaning set forth in Section 7.13.

“Partnership Interest” means an ownership interest, including LTIP Units, in the Partnership held by either a Partner, and includes any and all benefits to which the holder of such ownership may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be (but is not required to be) expressed as a number of Partnership Units.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in a Partnership Minimum Gain, for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Partnership Record Date” means the record date established by the General Partner for the distribution of Available Cash pursuant to Section 5.1, which record date shall be the same as the record date established by the Company for a distribution to its shareholders of some or all of its portion of such distribution or such other record date established by the General partner following direction and approval of the Board of Directors.

“partnership representative” has the meaning set forth in Section 10.3(a).

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1 and 4.2 and includes Common Units, LTIP Units, Series A Preferred Units and any other classes or series of Partnership Units established after the date hereof. The number of Partnership Units outstanding and the Percentage Interest in the Partnership represented by such Partnership Units are set forth on the books and records of the Partnership.

“Partnership Year” means the fiscal year of the Partnership, which shall be the calendar year.

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“Percentage Interest” means, as to a Partner, its interest in the Partnership as determined by dividing the Partnership Units owned by such Partner by the total number of Partnership Units then outstanding and as specified on the books and records of the Partnership; provided, however, that, to the extent applicable in context, the term “Percentage Interest” means, as to a Partner, its interest in a specific class or series (or specified group of classes and/or series) as determined by dividing the Partnership Units of a specific class or series (or specified group of classes and/or series) owned by such Partner by the total number of Partnership Units of such specific class or series (or specified group of classes and/or series) outstanding.

“Person” means an individual or a real estate investment trust, corporation, partnership, limited liability company, trust, estate, unincorporated organization, association or other entity.

“Profits LTIP Unit” has the meaning set forth in Section 4.6(a).

“Properties” means any assets and property of the Partnership such as, but not limited to, interests in real property and personal property, including, without limitation, fee interests, interests in ground leases, easements and rights of way, interests in limited liability companies, Joint Ventures or partnerships, interests in mortgages, and Debt instruments as the Partnership may hold from time to time and “Property” means any one such asset or property.

“Publicly Traded” means listed or admitted to trading on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or any successor to any of the foregoing.

“Purchase Agreements” means (a) those certain Partnership Interest Purchase and Sale and Contribution Agreements, dated July 18, 2018, to acquire all of the issued and outstanding partnership interests of VineBrook Annex I, LP and VineBrook Annex B, LP, (b) that certain Membership Interest Purchase Agreement, dated July 18, 2018, to acquire all of the issued and outstanding membership interests of Huber Funding, LLC and VineBrook Properties, LLC, and (c) those certain Partnership Merger Agreements, dated July 18, 2018, to acquire all of the issued and outstanding partnership interests of VineBrook Partners, LP and VineBrook Partners II, LP.

“Qualified REIT Subsidiary” means a qualified REIT subsidiary of the Company within the meaning of Code Section 856(i)(2).

“Real Estate Assets” means any investment by the Company or the Partnership (including, without limitation, reserves for capital expenditures) in unimproved and improved Real Property (including, without limitation, fee or leasehold interests, options and leases) either directly, through a direct or indirect Subsidiary of the Company or the Partnership or through a Joint Venture.

“Real Property” means real property owned from time to time by the Company or the Partnership, either directly, through a direct or indirect Subsidiary of the Company or the Partnership or through a Joint Venture, which consists of (a) land only, (b) land, including the single-family and multi-family residences located thereon, (c) single-family and multi-family residences only, (d) real estate-related securities (including preferred stock), mortgage, bridge or mezzanine loans, or (e) such Investments the Board of Directors or the Adviser designate as Real Property to the extent such Investments could be classified as Real Property.

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“Recapture Income” means any gain recognized by the Partnership upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Redeeming Partner” has the meaning set forth in Section 8.6(a).

“Redemption Amount” means either the Cash Amount or the REIT Shares Amount, as determined by the Board of Directors; provided, however, that if the REIT Shares are not Publicly Traded at the time a Redeeming Partner exercises its Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Partner, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the REIT Shares Amount. A Redeeming Partner shall have no right, without the Board of Director’s consent, in its sole and absolute discretion, to receive the Redemption Amount in the form of the REIT Shares Amount.

“Redemption Right” shall have the meaning set forth in Section 8.6(a).

“Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Reinvestment Plan” shall have the meaning set forth in Section 8.7.

“REIT” means a real estate investment trust under Section 856 of the Code.

“REIT Shares” means shares of Class A Common Stock, $0.01 par value per share, of the Company.

“REIT Shares Amount” means a number of REIT Shares equal to the product of the number of Partnership Units offered for redemption by a Redeeming Partner, multiplied by the Conversion Factor; provided, that in the event the Company issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the shareholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the “rights”), and the Company can issue such rights to the Redeeming Partner, then the REIT Shares Amount shall also include such rights that a holder of that number of REIT Shares would be entitled to receive.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.(1)(a) or 2.B.(2)(a) of Exhibit B to eliminate Book-Tax Disparities.

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“Sale of the Partnership” means (a) a transaction or series of related transactions of all or substantially all of the assets of the Partnership, not in the ordinary course of the Partnership’s business, (b) a transaction or series of related transactions in which a Person, or group of related Persons, acquires more than 50% of the outstanding Partnership Units to, or (c) the merger or consolidation of the Partnership with or into another Person that is not (i) an Affiliate of the Partnership or (ii) a Partner, in each case in clauses (b) and (c) above, under circumstances in which the holders of a majority of Partnership Units, immediately prior to such transaction, own less than a majority in voting power of the surviving or resulting Person immediately following such transaction.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Units” means a Preferred Unit which is designated as a “6.50% Series A Cumulative Redeemable Preferred Units” and which has the rights, preferences and other privileges designated in Annex B hereto and elsewhere in this Agreement in respect of holders of Preferred Units.

“Side Letter” means that certain side letter, dated November 1, 2018, by and among the General Partner, the Manager, the Company, the Partnership and other parties thereto, as was and may further be amended, restated, modified, supplemented or replaced from time to time.

“Specified Redemption Date” means the 10th Business Day after receipt by the Partnership of a Notice of Redemption; provided, that if the Company combines its outstanding REIT Shares, no Specified Redemption Date shall occur after the record date of such combination of REIT Shares and prior to the effective date of such combination.

“Subsidiary” means, with respect to any Person, any real estate investment trust, corporation, partnership, limited liability company or other entity of which a majority of (a) the voting power of the voting equity securities or (b) the outstanding equity interests, is owned, directly or indirectly, by such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4.

“Target Balance” has the meaning set forth in Section 1.H.1 of Exhibit B.

“tax audit” has the meaning set forth in Section 10.3(b)(1).

“Tenant” means any tenant from which the Company derives rent either directly or indirectly through partnerships or limited liability companies, including the Partnership.

“transfer” has the meaning set forth in Section 11.1(a).

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“Trading Days” means days on which the primary trading market for REIT Shares, if any, is open for trading.

“Unrealized Gain” attributable to any item of Partnership Property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property (as determined under Exhibit A) as of such date; over (b) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit A) as of such date.

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit A) as of such date; over (b) the fair market value of such property (as determined under Exhibit A) as of such date.

“Unvested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Valuation Date” means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to a REIT Share, the greater of (a) the Company’s most recent net asset value, as determined by the Board of Directors and (b) if the REIT Shares are listed or admitted to trading on any national securities exchange, the volume weighted average price for the 10 consecutive Trading Days immediately preceding the Valuation Date. If the REIT Shares are not listed or admitted to trading on any national securities exchange, the volume weighted average price with respect to a REIT Share will be the volume weighted average price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner or if no such closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 10 days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the 10 days prior to the date in question, the Value of the REIT Shares shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Shares Amount includes rights that a holder of REIT Shares would be entitled to receive, then the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Vested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by a holder of LTIP Units upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

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ARTICLE 2.

ORGANIZATIONAL MATTERS

Section 2.1. Continuation.

The Partners hereby continue the Partnership as a limited partnership under and pursuant to the Act. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

Section 2.2. Name.

The name of the Partnership heretofore formed and continued hereby shall be VineBrook Homes Operating Partnership, L.P. The Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, and approved by the Board of Directors. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner, at the direction of the Board of Directors, may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3. Registered Office and Agent; Principal Office.

The address of the registered office of the Partnership in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801 and the registered agent for service of process on the Partnership in the State of Delaware shall be The Corporation Trust Company. The principal office of the Partnership shall be 300 Crescent Court, Suite 700, Dallas, Texas 75201 or such other place as the General Partner, at the direction of the Board of Directors, may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner and the Board of Directors deem advisable.

Section 2.4. Power of Attorney.

(a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each (the “Attorney In Fact”), and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the Attorney in Fact deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (ii) all instruments that the Attorney In Fact deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Attorney In Fact deems appropriate or necessary to reflect the dissolution and winding up of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (iv) all conveyances and other instruments or documents that the Attorney In Fact deems appropriate or necessary to reflect the distribution or exchange of assets of the Partnership pursuant to the terms of this Agreement and (v) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to Articles 11, 12 or 13 hereof or the Capital Contribution of any Partner. Nothing contained herein shall be construed as authorizing the Attorney In Fact to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

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(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the Attorney In Fact to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Units and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the Attorney In Fact, acting in good faith pursuant to such power of attorney, and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney In Fact, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the General Partner’s or Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

(c) Notwithstanding anything in this Section 2.4, no Attorney In Fact may exercise the power and authority under this Section 2.4 without the prior approval of the Board of Directors.

Section 2.5. Term.

The term of the Partnership commenced on the date that the Certificate was filed with the Secretary of State of the State of Delaware and shall continue until dissolved pursuant to the provisions of Article 13 or as otherwise provided by law.

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Section 2.6. Admission of Partners.

Each Limited Partner being admitted to the Partnership from time to time after the date hereof shall be deemed admitted to the Partnership as a limited partner of the Partnership upon such Limited Partner’s execution and delivery of a counterpart to this Agreement or equivalent thereof, including but not limited to a power of attorney granted to the General Partner, and delivery to the Partnership of its initial Capital Contribution, such initial Capital Contribution specified on the books and records on the Partnership pursuant to Section 4.1. Each General Partner being admitted to the Partnership from time to time after the date hereof shall be deemed admitted to the Partnership as a general partner of the Partnership in accordance with Section 11.2 of this Agreement following such General Partner’s execution and delivery of a counterpart to this Agreement or equivalent thereof, and such other documentation reasonably required by the Partnership Board.

ARTICLE 3.

PURPOSE

Section 3.1. Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership is to conduct any business that may be lawfully conducted by a limited partnership formed pursuant to the Act.

Section 3.2. Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property.

Section 3.3. Representations and Warranties by the Parties.

(a) Each Partner that is an individual represents and warrants to each other Partner that (i) such Partner has the legal capacity to enter into this Agreement and perform such Partner’s obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by such Partner will not result in a breach or violation of, or a default under, any agreement by which such Partner or any of such Partner’s property is or are bound, or any statute, regulation, order or other law to which such Partner is subject, (iii) such Partner is a “United States person” within the meaning of Section 7701(a)(30) of the Code, and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

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(b) Each Partner that is not an individual represents and warrants to each other Partner that (i) its execution and delivery of this Agreement and all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including without limitation, that of its general partner(s), committee(s), trustee(s), beneficiaries, director(s) and/or shareholder(s), as the case may be, as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its certificate of limited partnership, partnership agreement, trust agreement, limited liability company operating agreement, declaration of trust, charter or bylaws, as the case may be, any agreement by which such Partner or any of such Partner’s properties or any of its partners, beneficiaries, trustees or shareholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Partner or any of its partners, trustees, beneficiaries or shareholders, as the case may be, is or are subject, (iii) such Partner is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

(c) Each Partner represents, warrants and agrees that it has acquired and continues to hold its interest in the Partnership for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Partner further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds it has invested in the Partnership in what it understands to be a highly speculative and illiquid investment.

(d) Each Partner further represents, warrants, covenants and agrees as follows:

(1) Except as provided in Exhibit E hereto, at any time such Partner actually or Constructively Owns a 25% or greater capital interest or profits interest in the Partnership, it does not and will not, without the prior written consent of the Board of Directors, actually own or Constructively Own (i) with respect to any Tenant that is a corporation, any stock of such Tenant, and (ii) with respect to any Tenant that is not a corporation, any interest in either the assets or net profits of such Tenant.

(2) Upon request of the General Partner, it will promptly disclose to the General Partner and the Company the amount of REIT Shares or other capital shares of the Company that it actually owns or Constructively Owns.

(3) Without the consent of the Board of Directors, which may be given or withheld in its sole discretion, no Partner shall take any action that would cause the Partnership at any time to have more than 100 partners (including as partners those Persons indirectly owning an interest in the Partnership through a partnership, limited liability company, S corporation or grantor trust (such entity, a “flow through entity”), but only if substantially all of the value of such person’s interest in the flow through entity is attributable to the flow through entity’s interest (direct or indirect) in the Partnership).

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(e) The representations and warranties contained in this Section 3.3 shall survive the execution and delivery of this Agreement by each Partner and the dissolution and winding up of the Partnership.

(f) Each Partner hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Partnership or the Company have been made by any Partner or any employee or representative or Affiliate of any Partner, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, which may have been in any manner submitted to such Partner shall not constitute any representation or warranty of any kind or nature, express or implied.

(g) Each Partner understands that if, for any reason, (i) the representations, warranties or agreements set forth in this Section 3.3 are violated, or (ii) the Partnership’s actual or Constructive Ownership of REIT Shares or other capital shares of the Company violates the limitations set forth in the Charter, then (x) some or all of the Redemption Rights of the Partners may become non-exercisable, and (y) some or all of the REIT Shares owned by the Partners may be automatically transferred to a trust for the benefit of a charitable beneficiary, as provided in the Charter.

Section 3.4. Not Publicly Traded.

The Partners intend for the Partnership to be treated as a partnership for United States federal income tax purposes and no election to the contrary shall be made. The General Partner, on behalf of the Partnership, shall use its commercially reasonable efforts not to take any action which would result in the Partnership being a publicly traded partnership within the meaning of either Code Section 469(k)(2) or 7704(b). Subject to this Section 3.4, it is expressly acknowledged and agreed by the Partners that the General Partner may, following direction and approval from the Board of Directors, waive or otherwise modify the application with respect to any Partner(s) or Assignee(s) of any provision herein restricting, prohibiting or otherwise relating to (a) the transfer of a Limited Partner Interest or the Partnership Units evidencing the same, (b) the admission of any Limited Partners and (c) the Redemption Rights of such Partners, and that such waivers or modifications may be made by the General Partner at any time or from time to time, including, without limitation, concurrently with the issuance of any Partnership Units pursuant to the terms of this Agreement.

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ARTICLE 4.

CAPITAL CONTRIBUTIONS

Section 4.1. Capital Contributions of the Partners.

At the time of their respective execution of this Agreement by delivery of a counterpart signature page to the same or an equivalent thereof, the Partners shall make or shall have made Capital Contributions. The Partners shall own Partnership Units of the class or series and in the amounts and shall have a Percentage Interest in the Partnership in each case as set forth on the books and records of the Partnership. The Percentage Interest shall be adjusted from time to time by the General Partner to the extent necessary to reflect accurately exchanges, redemptions, additional Capital Contributions, the issuance of additional Partnership Units (pursuant to any merger or otherwise), or similar events having an effect on any Partner’s Percentage Interest. Except as provided in Sections 4.3 and 10.4, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership. Each Limited Partner that contributes any Contributed Property shall promptly provide the General Partner with any information regarding such Contributed Property that is requested by the General Partner or the Board of Directors, including for Partnership tax return reporting purposes.

Section 4.2. Issuances of Additional Partnership Interests.

The General Partner is hereby authorized, following approval from the Board of Directors, to cause the Partnership from time to time to issue to any existing Partner or to any other Person, and to admit such Person as a limited partner in the Partnership, Partnership Units (including, without limitation, Common Units and preferred Partnership Units) or other Partnership Interests, in each case in exchange for the contribution by such Person of property or other assets, in one or more classes, or one or more series of any of such classes, or otherwise with such designations, preferences, redemption and conversion rights and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partner Interests, all as shall be determined by the General Partner (following direction and approval from the Board of Directors), subject to Delaware law, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership. The issuance and terms of any LTIP Units shall be in accordance with Section 4.6

Section 4.3. Additional Funds.

(a) The General Partner, following direction and approval from the Board of Directors, may determine from time to time that the Partnership requires additional funds (“Additional Funds”) for the acquisition of additional Properties, for the redemption of Partnership Units or for such other purposes as the General Partner may determine in its reasonable discretion. Subject to Section 7.1(a), Additional Funds may be obtained by the Partnership, at the election of the General Partner (following direction and approval from the Board of Directors), in any manner provided in, and in accordance with, the terms of this Section 4.3.

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(b) Subject to the approval from the Board of Directors contemplated by Section 4.3(a) and the limitations set forth in Section 7.1, the General Partner, on behalf of the Partnership, may obtain any Additional Funds by accepting Capital Contributions from any Partners or other Persons. In connection with any such Capital Contribution (of cash or property), the General Partner is hereby authorized, to cause the Partnership from time to time to issue additional Partnership Units (as set forth in Section 4.2 above) in consideration therefor, and the Percentage Interests of the Partners shall be adjusted to reflect the issuance of such additional Partnership Units.

(c) Subject to Section 7.01(a) and Section 7.12 and the approval from the Board of Directors contemplated by Section 4.3(a), the General Partner may obtain any Additional Funds by causing the Partnership to incur Debt to any Person upon such terms as the General Partner determines appropriate (after direction from and approval by the Board of Directors of such terms), including making such Debt convertible, redeemable or exchangeable for Partnership Units or REIT Shares; provided, however, that the Partnership shall not incur any such Debt if such Debt is recourse to any Partner (unless the Partner otherwise agrees).

(d) Subject to Section 7.01(a) and Section 7.12 and the approval from the Board of Directors contemplated by Section 4.3(a), the General Partner may obtain any Additional Funds by causing the Partnership to incur Debt with the Company; provided, however, that the Partnership shall not incur any such Debt if (i) a breach, violation or default of such Debt would be deemed to occur by virtue of the transfer of any Partnership Interest, or (ii) such Debt is recourse to any Partner (unless the Partner otherwise agrees).

Section 4.4. No Interest.

No Partner shall be entitled to interest on its Capital Contribution or on such Partner’s Capital Account.

Section 4.5. Preemptive Rights.

No Person shall have any preemptive, preferential or other similar right with respect to (a) additional Capital Contributions or loans to the Partnership or (b) the issuance or sale of any Partnership Units or other Partnership Interests.

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Section 4.6. LTIP Units.

(a) Issuance of LTIP Units. The General Partner, at the direction of and approval from the Board of Directors as contemplated by Section 7.1(a), may from time to time issue LTIP Units to Persons who provide services to the Partnership, the General Partner or the Company, for such consideration as the Board of Directors, may determine to be appropriate, and admit such Persons as Limited Partners. LTIP Units may be issued as either capital interests for federal income tax purposes (each, a “Capital LTIP Unit”) or profits interests for federal income tax purposes (each, a “Profits LTIP Unit”). Subject to the following provisions of this Section 4.6 and the special provisions of Sections 4.7, or as otherwise provided in this Agreement with respect to Profits LTIP Units, LTIP Units shall be treated as Class C Common Units, with all of the rights, privileges and obligations attendant thereto. For purposes of computing the Partners’ Percentage Interests, holders of LTIP Units shall be treated as Class C Common Unitholders and LTIP Units shall be treated as Class C Common Units. In particular, the Partnership shall maintain at all times a one-to-one correspondence between LTIP Units and Class C Common Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(1) If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence (subject to the economic differences between Profits LTIP Units and Class C Common Units) ratio between Class C Common Units and LTIP Units. The following shall be “Adjustment Events”: (A) the Partnership makes a distribution on all outstanding Class C Common Units in Partnership Units, (B) the Partnership subdivides the outstanding Class C Common Units into a greater number of units or combines the outstanding Class C Common Units into a smaller number of units, or (C) the Partnership issues any Partnership Units in exchange for its outstanding Class C Common Units by way of a reclassification or recapitalization of its Class C Common Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition (through the acquisition of equity interests or assets), merger, or other similar business combination, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan or (z) the issuance of any Partnership Units to the General Partner in respect of a Capital Contribution to the Partnership. If the Partnership takes an action affecting the Class C Common Units other than actions specifically described above as “Adjustment Events” and in the opinion of the General Partner, after consultation and direction from the Board of Directors, such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any Equity Incentive Plan, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall mail a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; and

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(2) Subject to the approval of the Board of Directors, the LTIP Unitholders shall, when, as and if authorized and declared by the General Partner out of assets legally available for that purpose, be entitled to receive distributions in an amount per LTIP Unit equal to the distributions per Class C Common Unit, paid to holders of Class C Common Units on such Partnership Record Date established by the General Partner with respect to such distribution.

(b) Priority. Subject to the provisions of this Section 4.6 and the special provisions of Sections 4.7 and 5.1, the LTIP Units shall rank pari passu with the Class C Common Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Partnership Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class C Common Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Class C Common Units are entitled to transfer their Class C Common Units pursuant to Article XI.

(c) Special Provisions. LTIP Units shall be subject to the following special provisions:

(1) Vesting Agreements. LTIP Units may, at the direction of the Board of Directors, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. The terms of any Vesting Agreement may be modified by the General Partner (only with the approval of the Board of Directors), from time to time, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the Equity Incentive Plan, if applicable. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units”; all other LTIP Units shall be treated as “Unvested LTIP Units.”

(2) Forfeiture. Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement as resulting in either the right of the Partnership to repurchase LTIP Units at a specified purchase price or some other forfeiture of any LTIP Units, then if the Partnership exercises such right to repurchase or forfeiture in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date prior to the effective date of the forfeiture.

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(3) Redemption. The Redemption Right provided to the holders of Class C Common Unit under Section 8.6 shall not apply with respect to Vested LTIP Units unless and until they are converted to Class C Common Units as provided in Section 4.7.

(d) Voting. Solely with respect to Vested LTIP Units, LTIP Unitholders shall have the same voting rights as the Class C Common Unitholders, with the LTIP Units voting as a single class with the Class C Common Units and having one vote per LTIP Unit.

Section 4.7. Conversion of LTIP Units.

(a) Conversion Right. An LTIP Unitholder shall have the right (the “Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into Class C Common Units; provided, however, that a holder may not exercise the Conversion Right for less than one thousand (1,000) Vested LTIP Units or, if such holder holds less than one thousand Vested LTIP Units, all of the Vested LTIP Units held by such holder; provided, further, that a holder of a Profits LTIP Unit may not exercise the Conversion Right with respect to such Profits LTIP Unit prior to the date on which the Book-Up Target for such Profits LTIP Unit becomes zero (an LTIP Unit eligible for conversion pursuant to this Section 4.7(a), an “Eligible LTIP Unit”). LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Class C Common Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested LTIP Units to become Vested LTIP Units, such LTIP Unitholder may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Partnership subject to such condition. With the approval of the Board of Directors, the General Partner shall have the right at any time to cause a conversion of Vested LTIP Units into Class C Common Units. In all cases, the conversion of any LTIP Units into Class C Common Units shall be subject to the conditions and procedures set forth in this Section 4.7.

(b) Exercise by an LTIP Unitholder. A holder of Eligible LTIP Units may convert such Eligible LTIP Units into an equal number of fully paid and non-assessable Class C Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.6. In order to exercise his or her Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit F to this Agreement to the Partnership (with a copy to the General Partner) not less than ten nor more than 60 days prior to a date (the “Conversion Date”) specified in such Conversion Notice. A Conversion Notice shall be provided in the manner provided in Section 15.1. Each LTIP Unitholder covenants and agrees with the Partnership that all Eligible LTIP Units to be converted pursuant to this Section 4.7(b) shall be free and clear of all liens and encumbrances. Notwithstanding anything herein to the contrary, a holder of Eligible LTIP Units may deliver a Notice of Redemption pursuant to Section 8.6 relating to those Class C Common Units that will be issued to such holder upon conversion of such Eligible LTIP Units into Class C Common Units in advance of the Conversion Date; provided, however, that the redemption of such Class C Common Units by the Partnership shall in no event take place until after the Conversion Date.

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(c) Forced Conversion. With the approval of the Board of Directors, the General Partner, on behalf of the Partnership, may cause any number of Eligible LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of Class C Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.6; provided, however, that the General Partner, on behalf of the Partnership, may not cause Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.7(b). In order to exercise its right of Forced Conversion, the General Partner on behalf of the Partnership, shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit G to this Agreement to the applicable LTIP Unitholder not less than ten nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.1.

(d) Completion of Conversion. A conversion of Eligible LTIP Units for which the holder thereof has given a Conversion Notice or the General Partner, on behalf of the Partnership, has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of Class C Common Units issuable upon such conversion. After the conversion of Eligible LTIP Units as aforesaid, the Partnership shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the General Partner certifying the number of Class C Common Units and remaining LTIP Units, if any, held by such person immediately after such conversion.

ARTICLE 5.

DISTRIBUTIONS

Section 5.1. Requirement and Characterization of Distributions.

The General Partner shall distribute at least quarterly, or more frequently if required by this Agreement, a portion of Available Cash generated by the Partnership during such quarter or shorter period, to the Partners that are Partners on the Partnership Record Date with respect to such quarter or shorter period pro rata in accordance with the following order of priority: (i) first, with respect to any Partnership Units that are entitled to any preference in distribution, in accordance with the rights of holders of such class(es) of Partnership Unit (and, within each class, among the holders of each such class, pro rata in proportion to their respective Percentage Interests of such class on such Partnership Record Date); and (ii) second, with respect to any Partnership Units that are not entitled to any preference in distribution, in accordance with the rights of holders of such class(es) of Partnership Unit (and, within each class, among the holders of each such class, pro rata in proportion to their respective Percentage Interests of such class on such Partnership Record Date); provided, that in no event may a Partner receive a distribution of Available Cash with respect to a Partnership Unit if such Partner is entitled to receive a distribution out of such Available Cash with respect to a REIT Share for which such Partnership Unit has been exchanged, and any such distribution shall be made to the Company. In accordance with Section 4.6(a), LTIP Unitholders shall be entitled to receive distributions pursuant to this Section 5.1 in an amount per LTIP Unit equal to distributions made per Class C Common Unit.

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Section 5.2. Amounts Withheld.

All amounts withheld pursuant to the Code or any provisions of any state, local or non-U.S. tax law and Section 10.4 with respect to any allocation, payment or distribution to any Partner or Assignee shall be treated as amounts distributed to such Partner or Assignee pursuant to Section 5.1 for all purposes under this Agreement.

Section 5.3. Distributions Upon Liquidation.

Proceeds from a Sale of the Partnership and any other cash received or reductions in reserves made after commencement of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 13.2.

Section 5.4. Restricted Distributions.

Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the General Partner on behalf of the Partnership, shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate Section 17-607 of the Act or other applicable law.

ARTICLE 6.

ALLOCATIONS

Section 6.1. Allocations For Capital Account Purposes

(a) After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Income for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority:

(1) First, to the General Partner until the cumulative Net Income allocated to the General Partner under this Section 6.1(a)(1) equals the cumulative Net Loss allocated to the General Partner under Section 6.1(b)(3);

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(2) Second, to the holders of Series A Preferred Units until the cumulative Net Income allocated to such holders under this Section 6.1(a)(2) equals the cumulative Net Loss allocated to such holders under Section 6.1(b)(2) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(3) Third, to the holders of Common Units and LTIP Units until the cumulative Net Income allocated to such holders under this Section 6.1(a)(3) equals the cumulative Net Loss allocated to such holders under Section 6.1(b)(1) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(4) Fourth, 100% to the holders of Series A Preferred Units, pro rata in accordance with their respective Percentage Interests in the Series A Preferred Units, until the cumulative Net Income allocated to such holders under this Section 6.1(a)(4) is equal to the excess of (x) the cumulative amount of distributions such holders have received with respect the Series A Preferred Units (other than distributions of Base Liquidation Preference) for all Partnership Years or other applicable periods or to the date of redemption, to the extent such Series A Preferred Units are redeemed during such period, over (y) the cumulative Net Income allocated to such holders with respect to the Series A Preferred Units, pursuant to this Section 6.1(a)(4) for all prior Partnership Years or other applicable periods; and

(5) Thereafter, to the holders of Common Units and LTIP Units pro rata in accordance with their respective Percentage Interests.

(b) After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Loss for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority.

(1) First, to the holders of Common Units and LTIP Units with positive balances in their Economic Capital Account Balances attributable to the Common Units and LTIP Units in accordance with such balances until their Economic Capital Account Balances attributable to the Common Units and LTIP Units are reduced to zero;

(2) Second, to the holders of Series A Preferred Units until the Adjusted Capital Account of such holders in respect of its Series A Preferred Units is reduced to zero; and

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(3) Thereafter, to the General Partner.

For purposes of determining allocations of Net Loss pursuant to Section 6.1(b)(1), a holder of a Profits LTIP Unit shall be treated as having a separate Economic Capital Account Balance, and for this purpose a separate Capital Account with an appropriate share of Partnership Minimum Gain and Partner Minimum Gain shall be maintained, for each tranche of Profits LTIP Units with a different issuance date that it holds and a separate Capital Account for its Common Units or Capital LTIP Units, if applicable, and the Economic Capital Account Balance of each holder of Common Units or Capital LTIP Units shall not include any Economic Capital Account Balance attributable to other series or classes of Partnership Units.

(c) It is the intention of the parties hereunder that the aggregate Capital Account balance of any holder of Series A Preferred Units in respect of its Series A Preferred Units at any date shall not exceed the amount of the original Capital Contributions made in respect of its Series A Preferred Units plus all accrued and unpaid distributions thereon, whether or not declared, to the extent not previously distributed. Notwithstanding anything to the contrary contained herein, in connection with the liquidation of the Partnership or the interest of a holder of Series A Preferred Units, and prior to making any other allocations of Net Income or Net Loss, items of income and gain or deduction and loss shall first be allocated to each holder of Series A Preferred Units in respect of its Series A Preferred Units in such amounts as is required to cause the Adjusted Capital Account of such holders with respect to such Series A Preferred Units to equal the amount such holder is entitled to receive in respect of its Series A Preferred Units pursuant to the provisions of Sections 6 and 7 of Annex B.

ARTICLE 7.

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1. Management.

(a) Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may be removed, with or without cause, by the Partnership Board in accordance with Sections 7.13 and 11.2. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to the terms of this Agreement, shall have full power and authority to do all things deemed necessary, desirable or convenient by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1. Notwithstanding the foregoing, except as expressly contemplated by the Management Agreement or is delegated to the Investment Committee pursuant to Section 7.12, the General Partner shall not do any of the following without the prior approval of the Board of Directors:

(1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit the Company (so long as the Company desires to maintain its qualification as a REIT) to avoid the payment of any U.S. federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders in amounts sufficient to permit the Company to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets or any assets of its Subsidiaries);

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(2) the making of tax, regulatory and other filings or elections, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(3) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity (all of the foregoing subject to any prior approval only to the extent required by Section 7.3);

(4) the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership, the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms that it sees fit, including, without limitation, the financing of the conduct of the operations of the Partnership, the Company or any of the Partnership’s or the Company’s Subsidiaries, the lending of funds to other Persons (including, without limitation, the Subsidiaries of the Partnership and/or the Company) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to its Subsidiaries;

(5) the negotiation, execution, delivery and performance of any contracts (including leases), conveyances or other instruments that the General Partner considers useful or necessary or convenient to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including, without limitation, contracting with consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(6) the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(7) holding, managing, investing and reinvesting cash and other assets of the Partnership;

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(8) the amending, restating and/or supplementing this Agreement, any side letter contemplated by Section 15.11, or the Certificate;

(9) the establishment of one or more divisions of the Partnership, the selection and dismissal of employees of the Partnership (including, without limitation, employees who may be designated as officers with titles such as “president,” “vice president,” “secretary” and “treasurer” of the Partnership), and agents, outside attorneys, accountants, consultants and contractors of the Partnership, and the determination of their compensation and other terms of employment or hiring;

(10) the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, limited liability companies, real estate investment trusts, corporations, entities that are treated as REITs, “taxable REIT subsidiaries” or as foreign corporations for federal income tax purposes, Joint Ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property or the making of loans to, its or the Company’s Subsidiaries and any other Person in which it has an equity investment from time to time or the incurrence of indebtedness on behalf of such Persons or the guarantee of obligations of such Persons and the making of any tax, regulatory or other filing or election with respect to any of the foregoing Persons); provided, that as long as the Company has determined to continue to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the Company to fail to qualify as a REIT;

(11) the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, Debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurrence of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(12) the undertaking of any action in connection with the Partnership’s direct or indirect investment in any Subsidiary or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons);

(13) the determination of the fair market value of any Partnership Property distributed in kind using such reasonable method of valuation as the General Partner may adopt;

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(14) the enforcement of any rights against any Partner pursuant to representations, warranties, covenants and indemnities relating to such Partner’s contribution of property or assets to the Partnership;

(15) the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

(16) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

(17) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest pursuant to contractual or other arrangements with such Person;

(18) the making, execution, delivery and performance of any and all deeds, leases, notes, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary, appropriate or convenient, in the judgment of the General Partner, for the accomplishment of any of the powers of the General Partner enumerated in this Agreement;

(19) the issuance of additional Partnership Units and other partnership interests to any Partners or other Persons; and

(20) the negotiation, execution, delivery and performance of any additional Management Agreement that may be entered into from time to time by any Subsidiary of the Partnership and the Manager prior to, on or after the date hereof.

(b) Subject to the any rights of the Partners and any direction or approval of the Board of Directors set forth in this Agreement, including, but not limited to, Section 7.1(a), each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership, and otherwise to exercise any power of the General Partner under this Agreement or the Act, without any further act, approval or vote of the Partners or any other Person, notwithstanding any other provision of this Agreement (except as provided in Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

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(c) At all times from and after the date hereof, the General Partner, at the direction of the Board of Directors, may cause the Partnership to establish and maintain working capital accounts and other cash or similar balances in such amounts as the General Partner, after consultation with the Board of Directors, deems appropriate and reasonable from time to time.

(d) At all times from and after the date hereof, the General Partner may cause, and if directed by the Board of Directors, shall cause, the Partnership to obtain and maintain (i) casualty, liability and other insurance on the Properties and (ii) liability insurance for the Indemnitees hereunder.

(e) In exercising its authority under this Agreement, the General Partner (solely to the extent directed by the Board of Directors, and in all cases in accordance with such directions from the Board of Directors) may take into account the tax consequences to any Partner of any action taken (or not taken) by it. The General Partner, the Board of Directors, and the Partnership shall not be liable to a Limited Partner under any circumstances as a result of an income tax or other tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner taken pursuant to its authority under this Agreement or at the direction of the Board of Directors.

Section 7.2. Certificate of Limited Partnership.

The Initial General Partner filed the Certificate with the Secretary of State of the State of Delaware as required by the Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, or the District of Columbia, in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate or convenient, the General Partner shall file amendments to and restatements of the Certificate and do all of the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5(a)(2), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto or restatement thereof to any Limited Partner.

Section 7.3. Restrictions on General Partner Authority.

The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement without the written consent of Limited Partners holding a majority of the Percentage Interests held by Limited Partners, or such other percentage of the Limited Partners as may be specifically provided for under a provision of this Agreement. To the extent this Agreement requires the approval or direction of the Board of Directors, such approval or direction shall require the affirmative vote of a majority of the Board of Directors and shall include at least one member of the Board of Directors appointed by the Adviser or such other approval standard of the Board of Direction as may be specifically provided for under a provision of this Agreement.

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Section 7.4. Reimbursement of the General Partner and the Company.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b) The Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s and the General Partner’s organization and the ownership of each of their assets and operations. The General Partner shall be reimbursed on a monthly basis for all expenditures that it reasonably incurs relating to the ownership and operation of, or for the benefit of, the Partnership; provided, that the amount of any such reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership; and provided, further, that the General Partner shall not be reimbursed for any (i) trustees’/directors’ fees, (ii) income tax liabilities or (iii) filing or similar fees in connection with maintaining the General Partner’s or any such Affiliate’s continued existence that are incurred by the General Partner or an Affiliate, but the Partners acknowledge that all other expenses of the General Partner and its Affiliates are deemed to be for the benefit of the Partnership. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7. Included among the expenditures for which the General Partner shall be entitled to reimbursement hereunder shall be any payments of debt service made by the General Partner, in its capacity as General Partner, as guarantor or otherwise, with respect to indebtedness encumbering any property held by the Partnership.

(c) In the event that the Company shall elect to purchase from its shareholders REIT Shares for the purpose of delivering such REIT Shares to satisfy an obligation under any distribution reinvestment program adopted by the Company, any employee share purchase plan adopted by the Company, or any similar obligation or arrangement undertaken by the Company in the future, the purchase price paid by the Company for such REIT Shares and any other expenses incurred by the Company in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursed to the Company, subject to the condition that: (i) if such REIT Shares subsequently are sold by the Company, the Company shall pay to the Partnership any proceeds received by the Company for such REIT Shares (which sales proceeds shall include the amount of distributions reinvested under any distribution reinvestment or similar program; provided, that a transfer of REIT Shares for Partnership Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such REIT Shares are not retransferred by the Company within 30 days after the purchase thereof, the General Partner shall cause the Partnership to cancel a number of Partnership Units held by the Company equal to the product obtained by multiplying the Conversion Factor by the number of such REIT Shares (in which case such reimbursement shall be treated as a distribution in redemption of Partnership Units held by the Company).

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Section 7.5. Outside Activities of the General Partner.

The General Partner and any Affiliates of the General Partner shall only conduct the activities contemplated by this Agreement and the Management Agreement. Notwithstanding the foregoing, the General Partner and any Affiliates of the General Partner may (a) acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests and (b) acquire less than 5% of the equity securities of any Person, which securities are listed on any national securities exchange and the General Partner or such Affiliate has no other business relationship, direct or indirect, with the issuer of such securities. For the avoidance of doubt, family members of Affiliates of the General Partner are permitted to own real estate for commercial purposes.

Section 7.6. Contracts with Affiliates.

(a) The Partnership may lend or contribute funds or other assets to, and borrow funds from, its or the Company’s Subsidiaries or other Persons in which it or the Company has an equity or other interests and such Persons may borrow funds from, and lend or contributed funds or other assets to, the Partnership, on terms and conditions established by the General Partner (following direction from and subject to approval by the Board of Directors). The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(b) Except as provided in Section 7.5, the Partnership may transfer assets to Joint Ventures upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner deems appropriate, following direction from and subject to approval by the Board of Directors.

(c) Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable.

(d) The General Partner, at the direction of and following approval from the Board of Directors, may propose and adopt, on behalf of the Partnership, employee benefit plans, share option plans, and similar plans funded by the Partnership for the benefit of employees of the General Partner, the Company, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership, the Company, the General Partner or any Subsidiaries of the Partnership.

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Section 7.7. Indemnification.

(a) To the fullest extent permitted by Delaware law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership or the Company as set forth in this Agreement, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Indemnitee acted in bad faith, or with gross negligence or willful misconduct. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise for any indebtedness of the Partnership or any Subsidiary of the Partnership (including without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership, or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.7.

(b) Reasonable expenses incurred by an Indemnitee who is a party to a proceeding shall be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in Section 7.7(a).

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitees are indemnified.

(d) The Partnership may purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

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(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

(f) In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the Partnership’s liability to any Indemnitee under this Section 7.7, as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8. Liability of the General Partner and its Affiliates.

(a) Notwithstanding anything to the contrary set forth in this Agreement and subject to the terms of the Management Agreement, none of the General Partner, its Affiliates, or any of their respective officers, trustees, directors, shareholders, partners, members, employees, representatives or agents or any officer, employee, representative or agent of the Partnership and its Affiliates (individually, a “Covered Person” and collectively, the “Covered Persons”) shall be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Covered Person’s conduct did not constitute bad faith, gross negligence or willful misconduct.

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(b) The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, the Limited Partners and the shareholders of the Company collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (except as otherwise provided herein) in deciding whether to cause the Partnership to take (or decline to take) any actions. In the event of a conflict between the interests of the shareholders of the Company on the one hand and the Limited Partners on the other, the General Partner shall consult with the Board of Directors and shall endeavor in good faith to resolve the conflict in a manner not adverse to either the shareholders of the Company or the Limited Partners; provided, however, that any such conflict that the General Partner in good faith determines cannot be resolved in a manner not adverse to either the shareholders of the Company or the Limited Partners shall be resolved in favor of the shareholders of the Company. The General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners in connection with such decisions; provided, that the General Partner has acted in good faith.

(c) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may delegate any powers granted to it by this Agreement to any of its employees or Affiliates as permitted by and pursuant to the terms of the Management Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Covered Person’s liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, any Covered Person acting under this Agreement or otherwise shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Covered Person.

Section 7.9. Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it and approved by the Board of Directors, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

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(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by the General Partner hereunder.

(d) Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the Company to continue to qualify as a REIT, or (ii) to avoid the Company incurring any taxes under Section 337(d), 857, 1374 or 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

Section 7.10. Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

Section 7.11. Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person (unless set forth herein), to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

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Section 7.12. Investment Committee.

(a) The Partnership shall establish a committee (the “Investment Committee”), which shall be subordinate to the General Partner. The Investment Committee, shall be responsible for making all decisions and approvals, with respect to (i) potential Investments directly or indirectly by the Partnership, (ii) any potential Investments directly or indirectly by the Partnership in geographic markets that the Partnership and its Subsidiaries do not own and operate one or more Properties as of the date of this Agreement, (iii) dispositions of Investments held directly or indirectly by the Partnership, (iv) all financing arrangements relating to any existing or potential Investments and (v) asset allocation (any such determination, an “Investment Decision”). The Investment Committee shall be initially comprised of three members, and the members of the Investment Committee shall initially be Matt McGraner, Dana Sprong and Ryan McGarry. The members of the Investment Committee shall be designated as follows:

(1) one of member shall be designated from time to time by the Company, which designees may include individuals employed by the Adviser (the “Company Designee”); and

(2) two of the members shall be designated by the Manager so long as at least one of the Management Agreements remain in full force and effect (the “Management Designees”). In the event all Management Agreements are terminated pursuant to their respective terms, the Management Designees shall be designated by the Limited Partners holding a majority of the Percentage Interests of the Limited Partners.

(b) If at any time the Company Designee ceases to serve on the Investment Committee (whether due to resignation, removal, disqualification or otherwise), the Company shall be responsible for the designation of a replacement for such Company Designee pursuant to Section 7.12(a)(1) and shall designate a replacement for such Company Designee by written notice to the Partnership. The Company shall be entitled to remove the Company Designee, at any time and from time to time, with or without cause (subject to applicable law), in the sole and absolute discretion of the Company, and the Company shall give written notice of such removal to the Partnership.

(c) If at any time any Management Designee ceases to serve on the Investment Committee (whether due to resignation, removal, disqualification or otherwise), the Manager shall be responsible for the designation of a replacement for such Management Designee pursuant to Section 7.12(a)(2) and shall designate a replacement for such Management Designee by written notice to the Partnership. The Manager shall be entitled to remove any Management Designee, at any time and from time to time, with or without cause (subject to applicable law), in the sole and absolute discretion of the Manager. The Manager shall give written notice of such removal to the Partnership.

(d) On all Investment Decisions, each member of the Investment Committee shall be entitled to one vote.

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(e) Meetings of the Investment Committee may be called by any member of the Investment Committee at any time. Each Investment Committee member shall be provided with not less than one Business Day’s nor more than 30 Business Days’ advance written notice of any meeting of the Investment Committee. A majority of the total number of members of the Investment Committee shall constitute a quorum provided, that the Company Designee is present. Investment Committee meetings shall be held at such location as may be specified in the notice of meeting. Investment Committee members may participate in and hold a meeting by means of conference telephone, video conference or similar communications equipment by means of which all Persons participating at the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. In the event the approval or consent of the Investment Committee is required for any action to be taken by the Partnership, such approval or consent may, in lieu of a meeting of the Investment Committee, be provided in writing, executed by all members of the Investment Committee.

(f) Any reports concerning the making of potential Investments, the disposal of existing Investments, or any financing arrangements relating to existing or potential Investments that are submitted pursuant to the Management Agreement or the Advisory Agreement, as applicable, to the Partnership shall be distributed promptly to all members of the Investment Committee, and shall be considered by the Investment Committee in making an Investment Decision relating to the matters covered therein.

(g) The members of the Investment Committee shall seek to make Investment Decisions on a unanimous basis; provided, that if no unanimous decision is made, any Investment Decision submitted for the approval of the Investment Committee shall be deemed approved (except by written consent contemplated by Section 7.12(e)) if approved by the affirmative vote of a majority of the total number of members of the Investment Committee; provided, that such affirmative vote includes the affirmative vote of the Company Designee, unless such Investment Decision (i) involves a potential Investment by the Partnership that has a purchase price (inclusive of any necessary or planned capital expenditures) that is less than $1,000,000 and (ii) relates to an Investment that is in geographic markets that the Partnership and its Subsidiaries own and operate twenty-five or more Properties as of the date of this Agreement.

(h) Notwithstanding anything to the contrary herein, (i) the Board of Directors may overturn any Investment Decision pursuant to this Section 7.12, by the affirmative vote of a majority of the Board of Directors, and shall include at least one member of the Board of Directors appointed by the Adviser and (ii) any approval or consent of the Investment Committee that would cause a default under any credit facility the Company, the Partnership or any of their respective Subsidiaries is a party to or would otherwise violate any agreement to which the Partnership is a party to, shall be automatically null and void without any additional action by the Board of Directors or any other Person.

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Section 7.13. Board of Directors of the Partnership.

The Partners hereby agree, in accordance with Section 17-403 of the Act, that the Partnership shall have a committee of the Partners’ representatives, which are elected, designated or otherwise chosen as provided in this Section 7.13 (the “Partnership Board”). The Partnership Board shall be comprised of members (the “Partnership Directors”) and constitute a “committee” for purposes of Section 17-303(b)(7) of the Act. The Partners, including the General Partner, hereby delegate and vest the Partnership Board with the exclusive responsibility and authority to select, remove and replace the General Partner, and to take such actions necessary or incidental thereto, from time to time, on the terms specified in Section 11.2 of this Agreement. Such delegation and vesting of responsibility and authority shall be irrevocable except as required by the Act and, for avoidance of doubt, includes exclusive responsibility and authority to authorize and approve the withdrawal of the General Partner, the transfer of the General Partner Interest and admission of a successor General Partner to the Partnership. The Partnership Board shall have no other authority, duties or responsibilities. For avoidance of doubt, the voting and consent rights of the holders of Common Units as provided under this Section 7.13 are subject to the terms of voting or consent rights of holders of a series or class of Common Units specified in this Agreement.

(a) Elections and Vacancies; Removal of a Partnership Director. The holders of Common Units shall be entitled to remove a Partnership Director at any time upon the affirmative vote or consent of the holders of a majority of the then-issued and outstanding Common Units, voting together a single class. If a Partnership Director resigns, is removed or otherwise ceases to be a Partnership Director, or there is otherwise a vacant directorship, the holders of Common Units shall have the power to elect a Partnership Director to fill the vacancy upon the affirmative vote or consent of the holders of a majority of the then-issued and outstanding Common Units. Each Partnership Director shall serve until the earlier of such Partnership Director’s death, incapacity, resignation, or removal. The Company shall have the sole authority to elect and appoint the initial Partnership Director of the Partnership Board.

(b) Resignation of a Partnership Director. A Partnership Director may resign as a Partnership Director by written instrument signed by the resigning Partnership Director and delivered to the Partnership Board or, if there are no other Partnership Directors, then to the General Partner. Any such resignation shall take effect upon such delivery or upon such later date as is specified in such instrument; provided, no resignation may be effective prior to the date of receipt without the unanimous consent of the Partnership Board or, if there are no other Partnership Directors, then the consent of the General Partner. Vacancies arising from resignation may be filled in accordance with Section 7.13(a).

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(c) Number and Other Qualifications; Chairperson. The Partnership Board shall consist of at least one and up to three Partnership Directors, or such other number as may be changed from time to time by the written consent of the holders of a majority of the then-issued and outstanding Common Units. Any written consent must set forth the new number of Partnership Directors and shall be filed with the records of the Partnership. The number of Partnership Directors shall initially be one. A Partnership Director need not be a resident of the State of Delaware. The Partnership Board in its discretion may elect a Partnership Director as a Chairperson of the Board who shall preside at meetings of the Partnership Board. In the case of a Partnership Board with only one Partnership Director, that Partnership Director shall be the Chairperson.

(d) Meetings. The Partnership Board shall meet at such time and at such place as the Partnership Board may designate. The Chairperson or a majority of the Partnership Directors may call a special meeting of the Partnership Board. Meetings of the Partnership Board may be held either in person or by means of a telephone or video conference or other communication device that permits each Partnership Director participating in the meeting to hear each other Partnership Director, at the office of the Partnership or such other place as may be determined from time to time by the Partnership Board. Written notice of each meeting of the Partnership Board shall be given to each Partnership Director at least 48 hours prior to each such meeting. Attendance of a Partnership Director at any meeting shall constitute a waiver of notice of such meeting, except where a Partnership Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(e) Quorum; Voting. At all meetings of the Partnership Board, the presence of a majority of the Partnership Directors serving on the Partnership Board shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a majority of all of the Partnership Directors present at the meeting shall be the act of the Partnership Board, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Partnership Board, the Partnership Directors present at the meeting may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. On all actions to be taken and matters to be decided by the Partnership Board, each Partnership Director shall each be entitled to one vote.

(f) Action by Written Consent. Any action by the Partnership Board may be taken without a meeting if all of the Partnership Directors consent to the action in writing. Such written consents must set forth the action so taken and shall be filed with the records of the meetings of the Partnership Board. Such consent shall be treated for all purposes as a vote taken at a meeting of the Partnership Board.

(g) Selection, Removal and Replacement of the General Partner. The General Partner shall be selected, removed and replaced by the Partnership Board on the terms specified in this Section 7.13 and Section 11.2 if this Agreement.

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(h) Observer.

(1) Following the removal of VineBrook Homes OP GP, LLC (the “Incumbent GP”) as the General Partner by the Partnership Board and until the earlier of (i) the Incumbent GP or its Affiliates no longer owning Class C Common Units and (ii) the Company or the Partnership exercising their Call Right as set forth in the Side Letter, at which point the Observer’s rights as set forth in this Section 7.13(h) immediately terminate, the Incumbent GP shall have the right to designate one individual to attend meetings of the Partnership Board and any committee thereof as a non-voting observer (an “Observer”) subject to the provisions set forth in this Section 7.13(h). The rights of the Incumbent GP pursuant to this Section 7.13(h) are personal to the Incumbent GP, and may not be transferred to any other Person. The Incumbent GP must provide written notice to the Partnership Board of its Observer. An Observer shall not be a Partnership Director and shall not be considered for purposes of quorum, voting, consent or other actions of the Partnership Board, notwithstanding anything to the contrary in this Agreement.

(2) The Observer shall be entitled to attend meetings of the Partnership Board and any committee thereof (in each case, including any executive sessions) as a non-voting observer and to receive at the same time and in the same manner copies of all written materials (including copies of meeting minutes, presentation materials, notices, reports, forms of action by written consent in lieu of a meeting and any annexes thereto, etc.) given to Partnership Directors in connection with such meetings (and if the Partnership Board or any committee thereof proposes to act by written consent, the Partnership Board shall provide the Observer at the same time and in the same manner with copies of all notices and written materials given to Partnership Directors in connection with such action). The Observer’s access to any information or meeting or portion thereof shall be subject in all instances to (A) any determination of the Partnership Board to exclude the Observer’s access in accordance with Section 7.13(h)(3) and (B) the Observer executing a confidentiality agreement. The Observer shall be entitled to receive notice of meetings of the Partnership Board (or any committee thereof) in the same manner upon which notice of meetings are provided to members of the Partnership Board (or any committee thereof).

(3) Notwithstanding anything to the contrary set forth in Section 7.13(h)(2), the Partnership Board may exclude the Observer from access to any information or meeting or portion thereof, including any meeting of the Partnership Board or any committee thereof (in each case, including any executive sessions), if the Partnership Board determines, in its reasonable and good faith discretion, that such exclusion (A) is required to preserve attorney-client privilege or (B) is necessary as the result of a conflict of interest between the Partnership and the Incumbent GP who designated such Observer, and any such determination of the Partnership Board made in its reasonable and good faith discretion shall be final and binding.

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ARTICLE 8.

RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1. Limitation of Liability.

No Limited Partner, acting in its capacity as such, shall have any liability under this Agreement except for liability resulting from: (a) an act or omission on the part of such Limited Partner that was committed in bad faith or was the result of active and deliberate dishonesty; (b) in the case of any criminal proceeding, an act or omission that such Limited Partner had reasonable cause to believe was unlawful; or (c) any transaction for which such Limited Partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of this Agreement, or as expressly provided in this Agreement or under the Act.

Section 8.2. Management of Business.

No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, trustee, director, member, employee or agent of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, trustee, director, member, employee or agent of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 8.3. Outside Activities of Limited Partners.

Subject to agreements entered into by a Limited Partner or its Affiliates with the Partnership or any of its Subsidiaries, any Limited Partner (other than the Company) and any officer, trustee, director, member, employee, agent, trustee, Affiliate or shareholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. None of the Limited Partners (other than the Company) nor any other Person shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

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Section 8.4. Return of Capital.

Except pursuant to the right of redemption set forth in Section 8.6 or set-off right set forth in Section 11.2, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent provided by Exhibit B hereof or as otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 8.5. Rights of Limited Partners Relating to the Partnership.

(a) In addition to the other rights provided by this Agreement or by the Act, and except as limited by Section 8.5(c), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner’s own expense (including such copying and administrative charges as the General Partner may establish from time to time):

(1) to obtain a copy of the Partnership’s federal, state and local income tax returns for each Partnership Year;

(2) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

(3) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner.

(b) The Partnership shall notify each Limited Partner, upon request, of the then current Conversion Factor.

(c) Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners (except the Company, including for the avoidance of doubt, its Board of Directors), for such period of time as the General Partner determines to be reasonable, after direction and approval from the Board of Directors, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business, or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

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(d) Upon written request by any Limited Partner, the General Partner shall cause the ownership of Partnership Interests by such Limited Partner to be evidenced by a certificate in such form as the General Partner may determine with respect to any class of Partnership Interests issued from time to time under this Agreement. Any officer of the General Partner may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Partnership alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated. Unless otherwise determined by an officer of the General Partner, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Partnership a bond in such sum as the General Partner may direct as indemnity against any claim that may be made against the Partnership.

Section 8.6. Redemption Right.

(a) Subject to Sections 8.6(b) and 8.6(c) at any time on or after one year following the date of the initial issuance thereof (which, in the event of the transfer of a Common Unit, shall be deemed to be the date that such Common Unit was issued to the original recipient thereof for purposes of this Section 8.6), the holder of a Common Unit (if other than the General Partner), including any LTIP Units that are converted into Common Units, shall have the right, (the “Redemption Right”) to require the Partnership to redeem, on a Specified Redemption Date all or a portion of the Partnership Units (provided that such Partnership Units constitute Common Units) held by such Limited Partner at a redemption price per Common Unit equal to and in the form of the Cash Amount to be paid by the Partnership. The Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the redemption right (the “Redeeming Partner”); provided, however, that the Partnership shall not be obligated to satisfy such Redemption Right if the Company elects to purchase the Partnership Units subject to the Notice of Redemption pursuant to Section 8.6(b). A Limited Partner may not exercise the Redemption Right for less than 1,000 Partnership Units at any one time or, if such Limited Partner holds less than 1,000 Partnership Units, all of the Partnership Units held by such Limited Partner. The Redeeming Partner shall have no right with respect to any Partnership Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee. In connection with any exercise of such rights by an Assignee on behalf of a Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner. Any Partnership Units redeemed by the Partnership pursuant to this Section 8.6(a) shall be cancelled upon such redemption.

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(b) Notwithstanding the provisions of Section 8.6(a), a Limited Partner that exercises the Redemption Right shall be deemed to have offered to sell the Partnership Units described in the Notice of Redemption to the Company, and the Company may, in its sole and absolute discretion, elect to purchase directly and acquire such Partnership Units by paying to the Redeeming Partner the Redemption Amount in the form of the Cash Amount or the REIT Shares Amount, as elected by the Company (in its sole and absolute discretion), on the Specified Redemption Date, whereupon the Company shall acquire the Partnership Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. If the Company shall elect to exercise its right to purchase Partnership Units under this Section 8.6(b) with respect to a Notice of Redemption, it shall so notify the Redeeming Partner within five Business Days after the receipt by it of such Notice of Redemption. Unless the Company (in its sole and absolute discretion) shall exercise its right to purchase Partnership Units from the Redeeming Partner pursuant to this Section 8.6(b), the Company shall not have any obligation to the Redeeming Partner or the Partnership with respect to the Redeeming Partner’s exercise of the Redemption Right. In the event the Company shall exercise its right to purchase Partnership Units with respect to the exercise of a Redemption Right in the manner described in the first sentence of this Section 8.6(b), the Partnership shall have no obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner’s exercise of such Redemption Right, and each of the Redeeming Partner, the Partnership and the Company shall treat the transaction between the Company and the Redeeming Partner, for federal income tax purposes, as a sale of the Redeeming Partner’s Partnership Units to the Company. Each Redeeming Partner agrees to execute such documents as the Company may reasonably require in connection with the issuance of REIT Shares upon exercise of the Redemption Right. In case of any reclassification of the REIT Shares (including, but not limited to, any reclassification upon a consolidation or merger in which the Company is the continuing corporation) into securities other than REIT Shares, for purposes of this Section 8.6(b), the Company (or its successor) may thereafter exercise its right to purchase Partnership Units for the kind and amount of shares of such securities receivable upon such reclassification by a holder of the number of REIT Shares for which such Units could be purchased pursuant to this Section 8.6(b) immediately prior to such reclassification.

(c) Notwithstanding the provisions of Section 8.6(a) and Section 8.6(b), a Partner shall not be entitled to exercise the Redemption Right pursuant to Section 8.6(a) to the extent that the delivery of REIT Shares to such Partner on the Specified Redemption Date by the Company pursuant to Section 8.6(b) (regardless of whether or not the Company would in fact exercise its rights under Section 8.6(b)) would (i) be prohibited, as determined in the sole discretion of the Company, under the Charter or (ii) cause the acquisition of REIT Shares by such Partner to be “integrated” with any other distribution of REIT Shares for purposes of complying with the Securities Act.

(d) Each Partner covenants and agrees that all Partnership Units delivered for redemption shall be delivered to the Partnership free and clear of all liens; and, notwithstanding anything contained herein to the contrary, the Partnership shall be under no obligation to acquire Partnership Units which are or may be subject to any liens. Each Partner further agrees that, if any state or local property transfer tax is payable as a result of the transfer of its Partnership Units to the Partnership, such Partner shall assume and pay such transfer tax.

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(e) If a Partner exercises its Redemption Right with respect to Class B Common Units pursuant to this Section 8.6 and the Company elects to purchase directly and acquire the same, the Class B Common Units will automatically convert to Class A Common Units upon purchase and acquisition by the Company. If a Partner exercises its Redemption Right with respect to Class C Common Units pursuant to this Section 8.6 and the Company elects to purchase directly and acquire the same, the Class C Common Units will, in the discretion of the General Partner following direction and approval of the Board of Directors, convert to Class A Common Units upon purchase and acquisition by the Company or at such time as the General Partner determines, following direction and approval of the Board of Directors.

Section 8.7. Distribution Reinvestment Plan.

As of the date of this Agreement, the General Partner has established a distribution reinvestment plan (the “Reinvestment Plan”). Except NREO and the Company, each Limited Partner, including an LTIP Unitholder, is automatically enrolled in the Reinvestment Plan by executing and delivering this Agreement unless such Limited Partner provides notice to the General Partner of its election not to enroll within 10 Business Days of the date hereof. Any Partner may elect to participate or withdraw at a later date upon execution and delivery of any documents requested by the General Partner, at the direction of the Board of Directors.

ARTICLE 9.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1. Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership’s business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with GAAP, or such other basis as the General Partner determines to be necessary or appropriate following discussion and approval of the Board of Directors.

Section 9.2. Fiscal Year.

The fiscal year of the Partnership shall be the calendar year.

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Section 9.3. Reports.

(a) As soon as practicable, but in no event later than 75 days after the close of each Partnership Year, the General Partner shall cause to be mailed to each Limited Partner as of the close of the Partnership Year, an annual report containing financial statements of the Partnership, or of the Company if such statements are prepared solely on a consolidated basis with the Company, for such Partnership Year, presented in accordance with GAAP, such statements to be audited by a nationally recognized firm of independent public accountants selected by the Company; provided, that if such financial statements of the Company are available on the Securities and Exchange Commission’s website, then this obligation shall be satisfied.

(b) As soon as practicable, but in no event later than 105 days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner shall cause to be mailed to each Limited Partner as of the last day of the calendar quarter, a report containing unaudited financial statements of the Partnership, or of the Company, if such statements are prepared solely on a consolidated basis with the Company, and such other information as may be required by applicable law or regulation, or as the General Partner, following direction from the Board of Directors, determines to be appropriate; provided that if such financial statements of the Company are available on the Securities and Exchange Commission’s website, then this obligation shall be satisfied.

(c) The Partnership shall also cause to be promptly prepared such reports and/or information as are necessary for the Company to determine its qualification as a REIT and its compliance with the requirements for REITs pursuant to the Code and Regulations.

ARTICLE 10.

TAX MATTERS

Section 10.1. Preparation of Tax Returns.

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall furnish by July 31 of the year immediately following each taxable year, or as soon as reasonably practicable thereafter, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes provided, the General Partner shall engage the person approved by the Board of Directors to prepare and file all such returns, which approval shall include at least one member of the Board of Directors appointed by the Adviser.

Section 10.2. Tax Elections.

Except as otherwise provided herein, the General Partner shall, after consultation with and direction from the Board of Directors, determine whether to make any available election pursuant to the Code. Notwithstanding the above, in making any such tax election the General Partner and the Board of Directors may, but shall be under no obligation to, take into account the tax consequences to the Limited Partners resulting from any such election.

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The General Partner can, after direction and approval from the Board of Directors, elect to use any method permitted by Code Section 704(c) and the Regulations thereunder to take into account any variation between the adjusted basis of any property contributed (or deemed contributed) to the Partnership and such property’s initial Carrying Value; provided, however, the traditional method with curative allocations under Section 1.704-3(c) of the Treasury Regulations shall be utilized with respect to any assets deemed contributed to the Partnership for federal income tax purposes pursuant to the transactions contemplated by the Purchase Agreements. The General Partner, after direction and approval from the Board of Directors, shall have the right to seek to revoke any tax election it makes (including, without limitation, an election under Section 754 of the Code) upon determination that such revocation is in the best interests of the Partners.

To the extent provided for in Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date of this Agreement, the Partnership is hereby authorized to, and at the direction of the General Partner (after direction and approval from the Board of Directors) shall, elect a safe harbor under which the fair market value of any Partnership Interests issued in connection with the performance of services after the effective date of such Regulations or other guidance will be treated as equal to the liquidation value of such Partnership Interests (i.e., a value equal to the total amount that would be distributed with respect to such Partnership Interests if the Partnership sold all of its assets for their fair market value immediately after the issuance of such Partnership Interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceed the fair market value of the assets that secure them) and distributed the net proceeds to the Partners under the terms of this Agreement). In the event that the Partnership makes a safe harbor election as described in the preceding sentence, each Partner hereby agrees to comply with all safe harbor requirements with respect to transfers of such Partnership Interests while the safe harbor election remains effective.

Section 10.3. Partnership Representative.

(a) The Company or its designee shall be the “partnership representative” of the Partnership for federal income tax purposes (the “partnership representative”).

(b) The partnership representative is authorized, but not required:

(1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the partnership representative may expressly state that such agreement shall bind all Partners;

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(2) in the event that a notice of a final partnership adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a “final adjustment”) is mailed to the partnership representative, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(3) to intervene in any action brought by any other Partner for judicial review of a final adjustment;

(4) to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5) to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account of by a Partner for tax purposes, or an item affected by such item;

(6) to make any election with respect to an “imputed underpayment,” including an election under Section 6226 of the Code; and

(7) to take any other action on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the partnership representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the partnership representative, and the indemnification provisions set forth in Section 7.7 of this Agreement shall be fully applicable to the partnership representative in its capacity as such.

(c) The partnership representative shall receive no compensation for its services. All third party costs and expenses incurred by the partnership representative in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting and/or law firm to assist the partnership representative in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

(d) Each Partner and each Assignee hereby agrees to indemnify to the fullest extent permitted by law, the Partnership and the partnership representative from and against any imputed underpayment of the Partnership, to the extent attributable to the Partner’s or Assignee’s allocable share of any adjustments to items of income, gain, loss, deduction, or credit of the Partnership, or any Partner’s or Assignee’s distributive share thereof, for a Partnership taxable year, required to be paid by the Partnership under the Code (after taking into account appropriate modifications and any election made under Section 6226 of the Code), including, but not limited to any interest, penalty, addition to tax, or additional amount which relates to an adjustment to any such item or share, damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever which may be sustained or suffered by the Partnership or the partnership representative relating thereto.

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(e) The provisions of this Section 10.3 shall survive the termination of the Partnership or the termination of any Partner’s or Assignee’s interest in the Partnership and shall remain binding on the Partners and all Assignees for a period of time necessary to resolve with the IRS or the Department of the Treasury any and all matters regarding the federal income taxation of the Partnership items for the applicable tax year(s).

Section 10.4. Withholding.

Each Limited Partner hereby authorizes the Partnership to withhold from, or pay on behalf of or with respect to, such Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner after consultation with the Board of Directors determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement (or with respect to the grant of LTIP Units), including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Section 1441, 1442, 1445, or 1446 of the Code, and any taxes paid by the Partnership with respect to an imputed underpayment. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within 15 days after notice from the General Partner that such payment must be made unless (a) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner, or (b) the General Partner determines, after consultation with and direction from the Board of Directors, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clause (a) or (b) shall be treated as having been distributed (or paid) to such Limited Partner. In the event that a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this Section 10.4 when due, the General Partner may, after consultation with and direction from the Board of Directors, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner. Without limitation, in such event the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Limited Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Limited Partner and immediately paid by the defaulting Limited Partner to the General Partner in repayment of such loan. Any amounts payable by a Limited Partner hereunder shall bear interest at the lesser of (i) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four percentage points, or (ii) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder. Upon a Limited Partner’s complete withdrawal from the Partnership, such Limited Partner shall be required to restore funds to the Partnership to the extent that the cumulative amount of taxes withheld from or paid on behalf of, or with respect to, such Limited Partner exceeds the sum of such amounts (A) repaid to the Partnership by such Limited Partner, (B) withheld from distributions to such Limited Partner and (C) paid by the General Partner on behalf of such Limited Partner.

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ARTICLE 11.

TRANSFERS AND WITHDRAWALS

Section 11.1. Transfer.

(a) The term “transfer,” when used in this Article 11 with respect to a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term “transfer” when used in this Article 11 does not include (a) any redemption of Partnership Interests by the Partnership from a Limited Partner, (b) any acquisition of Partnership Units from a Limited Partner by the Company pursuant to Section 8.6, or (c) any distribution of Partnership Units by a Limited Partner to its beneficial owners.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void.

(c) Notwithstanding the other provisions of this Article 11, the Partnership Interests of the Company may be transferred, in whole or in part, at any time or from time to time, to any Person that is, at the time of such transfer, a Qualified REIT Subsidiary. Upon any transfer permitted by this Section 11.1(c), the Company shall be relieved of all its obligations under this Agreement. The provisions of Sections 11.2(b), 11.3, 11.4(a) and 11.5 shall not apply to any transfer permitted by this Section 11.1(c).

Section 11.2. Transfers by the General Partner.

(a) The General Partner may not transfer any of its General Partner Interest or withdraw as General Partner, or transfer any of its Limited Partner Interest, except as provided in Sections 11.2(b), 11.2(c) and 11.2(d).

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(b) Except as set forth in Section 11.2(d) or contemplated by the Side Letter, the General Partner shall not withdraw from the Partnership and shall not transfer all or any portion of its Partnership Interests (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise) unless approved by the Partnership Board. In addition, the General Partner hereby agrees, upon written instruction at any time by the Partnership Board to the following effect, to immediately (or at the time specified by such instruction) withdraw from the Partnership and transfer its General Partner Interest to any Person specified by the Partnership Board. Upon any transfer of the General Partner’s Partnership Interest pursuant in accordance with the provisions of this Section 11.2, the transferee shall become a successor General Partner for all purposes herein, and shall be vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired. It is a condition to any transfer by the General Partner otherwise permitted hereunder that the transferee assumes, by operation of law or express agreement, all of the obligations of the transferor General Partner under this Agreement with respect to such transferred Partnership Interest; provided, such transfer shall not relieve the transferor General Partner of its obligations under this Agreement without the prior written consent of the Partnership Board. In the event that the General Partner withdraws from the Partnership, in violation of this Agreement, the Side Letter or otherwise, the remaining Partners hereby agree to continue the business of the Partnership through the selection of a successor General Partner in accordance with the Act and this Agreement. Pursuant to Section 7.13 of this Agreement, the Partners delegated and vested their authority to select a successor General Partner exclusively in the Partnership Board.

(c) In the event all Management Agreements are terminated for any reason or if the Partnership Board instructs the General Partner to withdraw as provided in Section 11.2(b), the General Partner shall cooperate with the Partnership Board or its duly appointed successor general partner to (i) withdraw from the Partnership, in its role as the General Partner, (ii) transfer all of its General Partner Interest in the Partnership to the successor general partner selected by the Partnership Board pursuant to an assignment agreement providing for, among other things, the release and indemnification of the General Partner from any obligations or liabilities with the respect to the General Partner Interest from and after the execution of such assignment and (iii) execute and acknowledge any required amendments to this Agreement reflecting the foregoing. Documentation governing any of the foregoing shall be in such form and content as are reasonably acceptable to the General Partner and the Partnership.

(d) In the event a Bankruptcy Event occurs with respect to the General Partner, the General Partner shall automatically withdraw from the Partnership, in its role as the General Partner, without any action on the part of the General Partner or any other Person, and shall transfer all of its General Partner Interest in the Partnership to the successor general partner selected by the Partnership Board. Further, the General Partner acknowledges and agrees that (i) a Bankruptcy Event by the General Partner will result in an event of default under the credit facility maintained by the Partnership and/or its Subsidiaries, and as such, covenants and agrees that it shall not permit a Bankruptcy Event to occur without the prior written consent of the Company (which may be unreasonably withheld, conditioned or delayed) and (ii) in the event of a Bankruptcy Event with respect to the General Partner, and a resulting breach of any credit facility maintained by the Partnership and/or its Subsidiaries, the Partnership shall be entitled to offset any fees, expenses, penalties or other amounts incurred or owed by the Partnership or its Subsidiaries against the Partnership Interests held by the Management Rollover Holders by (x) reducing the Capital Accounts held by the Management Rollover Holders or (y) the transfer of Partnership Units held by the Management Rollover Holders to the Company.

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(e) To the extent the General Partner holds or, prior to withdrawal as such, held, a Limited Partner Interest, such Limited Partner Interest may not be transferred except in accordance with Section 11.3 hereof.

Section 11.3. Limited Partners’ Rights to Transfer.

(a) Except as provided in Section 11.3(b), no Limited Partner shall transfer all or any portion of its Partnership Interest to any transferee without the written consent of the Board of Directors, which consent may be withheld in its sole and absolute discretion; provided, however, that if a Limited Partner is subject to Incapacity, such Incapacitated Limited Partner may transfer all or any portion of its Partnership Interest.

(b) Notwithstanding any other provision of this Article 11, a Limited Partner may transfer all or any portion of its Partnership Interest to any of its Affiliates and such transferee shall be admitted as a Substituted Limited Partner, all without obtaining the consent of the Board of Directors, unless such Affiliate does not qualify as an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

(c) If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all of the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his or its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

(d) Without limiting the generality of Section 11.3(b), the Board of Directors may prohibit any transfer by a Limited Partner of its Partnership Interest if, in the opinion of legal counsel to the Partnership or the Board of Directors, such transfer would require filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units.

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(e) No transfer by a Limited Partner of its Partnership Units may be made to any Person if (i) in the opinion of legal counsel for the Partnership or the Board of Directors, it could result in the Partnership being treated as an association taxable as a corporation or a publicly traded partnership within the meaning of either Code Section 469(k)(2) or 7704(b), (ii) such transfer could be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, (iii) such transfer could cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA or to Section 4975 of the Code, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code), (iv) such transfer could, in the opinion of legal counsel for the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.3-101, or (v) such transfer could subject the Partnership to be regulated under the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or the fiduciary responsibility provisions of ERISA.

(f) No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability, without the consent of the Board of Directors.

(g) The General Partner shall keep a register for the Partnership on which the transfer, pledge or release of Partnership Units shall be shown and pursuant to which entries shall be made to effect all transfers, pledges or releases as required by the applicable sections of Article 8 of the Uniform Commercial Code, as amended, in effect in the State of Delaware. The General Partner shall (i) place proper entries in such register clearly showing each transfer and each pledge and grant of security interest and the transfer and assignment pursuant thereto, such entries to be endorsed by the General Partner, and (ii) maintain the register and make the register available for inspection by all of the Partners and their pledgees at all times during the term of this Agreement. Nothing herein shall be deemed a consent to any pledge or transfer otherwise prohibited under this Agreement.

(h) If a holder of Class A Common Units or Class B Common Units transfers all or any portion of such Partnership Units to any other Person, such Partnership Units will upon transfer automatically convert to Class C Common Units, unless (i) such transfer is of Class B Common Units from NexPoint Strategic Opportunities Fund to NREO, and effective on or about September 7, 2021 or (ii) it is otherwise determined by the General Partner in its discretion following the direction and approval of the Board of Directors. If a holder of Class C Common Units transfers all or any portion of such Partnership Units to a holder of Class A Common Units or Class B Common Units, such Partnership Units will, in the discretion of the General Partner following direction and approval of the Board of Directors, convert to Class A Common Units or Class B Common Units (determined based on the class of which the transferee holds the larger number of Partnership Units) upon transfer or at such time as the General Partner determines, following direction and approval of the Board of Directors.

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Section 11.4. Substituted Limited Partners.

(a) No Limited Partner shall have the right to substitute a transferee as a Limited Partner in his or its place. The Board of Directors shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be given or withheld by the Board of Directors. The Board of Director’s failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership, any Partner or the Board of Directors. A Person shall be admitted to the Partnership as a Substituted Limited Partner only upon the aforementioned consent of the Board of Directors and the furnishing to the General Partner of (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents of the General Partner in order to effect such Person’s admission as a Substituted Limited Partner. The admission of any Person as a Substituted Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the Board of Directors to such admission.

(b) A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

(c) Upon the admission of a Substituted Limited Partner, the General Partner shall update the books and records of the Partnership to reflect the name, address, number of Partnership Units and Percentage Interest (as applicable) of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Limited Partner.

Section 11.5. Assignees.

If the Board of Directors, does not consent to the admission of any permitted transferee as a Substituted Limited Partner, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Partnership and the share of Net Income, Net Losses, Recapture Income, and any other items, gain, loss, deduction and credit of the Partnership attributable to the Partnership Interest assigned to such transferee, but shall not be deemed to be a holder of a Partnership Interest for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Interest in any matter presented to the Limited Partners for a vote (such Partnership Interest being deemed to have been voted on such matter in the same proportion as all other Partnership Interest held by Limited Partners are voted). In the event any such transferee desires to make a further assignment of any such Partnership Interest, such transferee shall be subject to all of the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of his or its Partnership Interest.

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Section 11.6. Drag-Along Rights.

(a) In the event of an Approved Sale, the Partners who approved the Approved Sale (the “Approving Partners”) have the right to require each other Partner (the “Non-Approving Partners”) to transfer all Partnership Units then held by such Non-Approving Partner, free and clear of all liens, security interests or other restrictions of any kind, in accordance with this Section 11.6.

(b) In the event of an Approved Sale, the General Partner shall notify each Non-Approving Partner no more than ten Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 Business Days prior to the closing date of such Approved Sale, and each Non-Approving Partner will, subject to satisfaction of the conditions in Section 11.6(c), (i) if such transaction requires approval by the Partners, with respect to all Partnership Units that such Partner owns or over which such Partner otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such Partnership Units in favor of, and adopt, such Approved Sale, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Partnership to consummate such Sale of the Partnership, (ii) refrain from exercising any dissenter’s rights or rights of appraisal under applicable law at any time with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of Partnership Units, each Non-Approving Partner will agree to sell the same proportion of Partnership Units beneficially held by such Partner as is being sold by the Approving Partners to the Person(s) to whom the Approving Partners propose to sell their Partnership Units, on the same terms and conditions as the Approving Partners.

(c) The obligations of the Partners pursuant to this Section 11.6 with respect to an Approved Sale are subject to the following conditions: (i) the aggregate consideration payable upon consummation of such Approved Sale to all of the Partners (the “Aggregate Consideration”) shall be allocated among the Partners as set forth in Section 5.3, (ii) upon the consummation of the Approved Sale, all of the Partners shall receive the same form of consideration per Partnership Unit of the same class or other equity interest, as allocated pursuant to subsection (i) hereof (except that a member of management may, with such Partner’s consent, receive securities pursuant to a management “rollover” which are not offered to all Partners), and (iii) that any indemnification, escrow, holdback and adjustment obligations undertaken by any Partner shall be pro rata among the Partners in proportion to the consideration to be received by the Partners in such Approved Sale; provided that indemnification obligations that relate solely to a particular Partner, such as indemnification with respect to representations and warranties made by a Partner with respect to such Partner (or such Partner’s ownership of Partnership Units) or covenants made by such Partner, shall be borne only by such Partner and shall not be deemed to reduce the Aggregate Consideration.

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(d) Subject to the foregoing, each Partner hereby agrees to execute and deliver all related documentation and take such other action in support of the Sale of the Partnership as shall reasonably be requested by the General Partner or the Approving Partners in order to carry out the terms and provision of this Section 11.6 , including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. Subject to the satisfaction of the conditions in Section 11.6(c), for purposes each Partner (and their respective spouses, if residing in a community property state) hereby appoint the General Partner as their agent and attorney-in-fact to execute any and all documents related in connection with an Approved Sale (including documents granting customary indemnities to a buyer of assets or securities consistent with this Agreement) on their behalf and expressly bind themselves to such document by the General Partner’s execution of such document without further action on their part.

Section 11.7. General Provisions.

(a) No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner’s Partnership Interest in accordance with this Article 11, pursuant to redemption of all of its Partnership Units, or the acquisition thereof by the Company, under Section 8.6, or pursuant to the acquisition of all of its Partnership Units under Section 11.2.

(b) Any Limited Partner who shall transfer all of its Partnership Interest in a transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all Assignees of such Partnership Interest as Substituted Limited Partners. Similarly, any Limited Partner who shall transfer all of its Partnership Units pursuant to a redemption of all of its Partnership Units, or the acquisition thereof by the Company under Section 8.6, or pursuant to the acquisition of all of its Partnership Units under Section 11.2, shall cease to be a Limited Partner.

(c) Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Partnership, unless the General Partner and the Board of Directors otherwise agrees.

(d) If any Partnership Interest is transferred or assigned during any quarterly segment of the Partnership’s fiscal year in compliance with the provisions of this Article 11 or redeemed or transferred pursuant to Section 8.6 on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Partnership Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash attributable to such Partnership Interest with respect to which the Partnership Record Date is before the date of such transfer, assignment, or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Interest shall be made to the transferee Partner.

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ARTICLE 12.

ADMISSION OF PARTNERS

Section 12.1. Admission of Successor General Partner.

A successor to all of the General Partner Interest pursuant to Section 11.2 or the Side Letter who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to such transfer. Any such transferee shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. In the case of such admission on any day other than the first day of a Partnership Year, all items attributable to the General Partner Interest for such Partnership Year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6(d).

Section 12.2. Admission of Additional Limited Partners.

(a) A Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents or instruments as may be required in the discretion of the General Partner in order to effect such Person’s admission as an Additional Limited Partner, in each case, after consultation with the Board of Directors.

(b) Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the consent of the Board of Directors, which consent may be given or withheld in the Board of Director’s sole and absolute discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the Board of Directors to such admission.

(c) If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees, other than such Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all of the Partners and Assignees, including such Additional Limited Partner.

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Section 12.3. Amendment of Agreement and Certificate of Limited Partnership.

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement and, if required by applicable law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4 hereof. Notwithstanding Sections 7.1(a)(8) and 14.1 hereof, the General Partner may amend this Agreement without the direction and approval of the Board of Directors if the changes to be reflected in this Agreement have previously been approved by the General Partner and the Board of Directors.

ARTICLE 13.

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1. Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership without dissolution. The Partnership shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (“Liquidating Events”):

(a) at any time approved by the holders of a majority of the Percentage Interests of the Limited Partners;

(b) at any time that there are no limited partners of the Partnership unless the business of the Partnership is continued in accordance with the Act;

(c) the sale of all or substantially all of the assets and properties of the Partnership; or

(d) any other event sufficient under Act to cause the dissolution of the Partnership.

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Section 13.2. Winding Up.

(a) Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The General Partner, or, in the event there is no remaining General Partner, any Person elected by a majority of the Percentage Interests of the Limited Partners (the General Partner or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Liquidator and with the consent of the Board of Directors, include REIT Shares of the Company) shall be applied and distributed in the following order:

(1) First, in satisfaction of all of the Partnership’s Debts and liabilities to creditors other than the Partners (whether by payment or the making of reasonable provision for payment thereof);

(2) Second, to the payment and discharge of all of the Partnership’s Debts and liabilities to the General Partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under Section 7.4;

(3) Third, to the payment and discharge of all of the Partnership’s Debts and liabilities to the other Partners; and

(4) The balance, if any, to the Partners in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

(b) Notwithstanding the provisions of Section 13.2(a) which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) and/or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2(a), undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Partners pursuant to this Article 13 may be:

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(1) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement; or

(2) withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership; provided, that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2(a) as soon as practicable.

Section 13.3. Deficit Capital Account Restoration Obligation.

If the General Partner has a deficit balance in its Capital Account at such time as the Partnership or the General Partner’s interest therein (including its interest as a Limited Partner) is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(3). If any Limited Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Limited Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit at any time shall not be considered a Debt owed to the Partnership or to any other Person for any purpose whatsoever, except to the extent otherwise expressly agreed to by such Limited Partner and the Partnership.

Section 13.4. Deemed Contribution and Distribution.

Notwithstanding any other provision of this Article 13, in the event the Partnership is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership’s property shall not be liquidated, the Partnership’s liabilities shall not be paid or discharged, and the Partnership’s affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit A hereto, the Partnership shall be deemed to have contributed all Partnership property and liabilities to a new limited partnership in exchange for an interest in such new limited partnership and, immediately thereafter, the Partnership will be deemed to liquidate by distributing interests in the new limited partnership to the Partners.

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Section 13.5. Rights of Limited Partners.

Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, no Limited Partner shall have priority over any other Partner as to the return of its Capital Contributions, distributions, or allocations.

Section 13.6. Notice of Dissolution.

In the event a Liquidating Event occurs, or an event occurs that would result in a dissolution of the Partnership, the General Partner shall, within 30 days thereafter, provide written notice thereof to each of the Partners.

Section 13.7. Termination of Partnership and Cancellation of Certificate of Limited Partnership.

Upon the completion of the winding up of the Partnership and liquidation of its assets, as provided in Section 13.2, the Partnership shall be terminated by filing a certificate of cancellation with the Secretary of State of the State of Delaware, canceling all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware and taking such other actions as may be necessary to terminate the Partnership.

Section 13.8. Reasonable Time for Winding Up.

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2, in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect among the Partners during the period of liquidation.

Section 13.9. Waiver of Partition.

No Partner nor any successor-in-interest to a Partner shall have the right while this Agreement remains in effect to have any property of the Partnership partitioned, or to file a complaint or institute any proceeding at law or in equity to have such property of the Partnership partitioned, and each Partner, on behalf of itself and its successors and assigns hereby waives any such right. It is the intention of the Partners that the rights of the parties hereto and their successors-in-interest to Partnership property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Partners and their respective successors-in-interest shall be subject to the limitations and restrictions as set forth in this Agreement.

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ARTICLE 14.

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

Section 14.1. Amendment of Partnership Agreement.

(a) A proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and the Board of Directors.

(b) Notwithstanding Section 14.1(a), this Agreement shall not be amended without (i) the consent of each Partner materially adversely affected if such amendment would (1) convert a Limited Partner’s Interest in the Partnership into a General Partner Interest, (2) modify the limited liability of a Limited Partner in a manner materially adverse to such Limited Partner, (3) alter rights of such Partner to receive distributions pursuant to Article 5 or Article 13, or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2) in a manner materially adverse to such Partner, or (4) amend this Section 14.1(b) or (ii) the consent of each Partner materially adversely affected and, until the earlier of (1) the Incumbent GP or its Affiliates no longer owning Class C Common Units and (2) the Company or the Partnership exercising their Call Right as set forth in the Side Letter, the consent of the Incumbent GP, if such amendment would materially adversely and disproportionately affect the Class C Common Unitholders, relative to the Class A Common Unitholders or Class B Common Unitholders; provided, however, that the consent of each Partner materially adversely affected or of the Incumbent GP, as applicable, shall not be required for any amendment or action that affects all Partners holding Common Units or the same class or series of Partnership Units other than Common Units on a uniform or pro rata basis. Any amendment consented to by any Partner shall be effective as to that Partner, notwithstanding the absence of such consent by any other Partner.

Section 14.2. Meetings of the Partners.

(a) Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners (other than the Company) holding 20% or more of the Partnership Interests or the Board of Directors. The request shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Except as otherwise expressly provided in this Agreement, the consent of holders of a majority of the Percentage Interests held by Limited Partners shall control.

(b) Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

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(c) Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his or its attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership’s receipt of written notice of such revocation from the Limited Partner executing such proxy.

(d) Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the shareholders of the Company and may be held at the same time, and as part of, meetings of the shareholders of the Company.

ARTICLE 15.

GENERAL PROVISIONS

Section 15.1. Addresses and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to such Partner or Assignee at the address provided by or on behalf of such Partner or Assignee or such other address of which the same shall notify the General Partner in writing.

Section 15.2. Titles and Captions.

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

Section 15.3. Pronouns and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neutral forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

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Section 15.4. Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6. Creditors.

The provisions of this Agreement are solely for the purpose of defining the interests of the Partners, inter se; and no other Person (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto) shall have any right, power, title or interest by way of subrogation or otherwise, in and to the rights, powers, title and provisions of this Agreement; provided, that Indemnitees are intended third-party beneficiaries of Section 7.7. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans to the Partnership or to pursue any other right or remedy hereunder or at law or in equity. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may any such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any Debt or other obligation of the Partnership or any of the Partners.

Section 15.7. Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.8. Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing his or its signature hereto.

Section 15.9. Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provisions of this Agreement shall control and take precedence.

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(b) Each Partner and Assignee hereby (i) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware (collectively, the “Delaware Courts”), with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute, (ii) to the fullest extent permitted by law, irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of any of the Delaware Courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) to the fullest extent permitted by law, agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered to such Partner or Assignee at such Partner’s or Assignee’s last known address as set forth in the Partnership’s books and records, and (iv) to the fullest extent permitted by law, irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 15.10. Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.11. Entire Agreement.

This Agreement, the Purchase Agreements and the Side Letter contain the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes the Initial Agreement and any other prior written or oral understandings or agreements among them with respect thereto. Notwithstanding anything to the contrary in this Agreement, the Partners and Assignees hereby acknowledge and agree that the General Partner, on its own behalf and/or on behalf of the Partnership (following direction and approval of the Board of Directors), without the approval of any Limited Partner, may enter into side letters or similar written agreements with Limited Partners that are not Affiliates of the General Partner, executed contemporaneously with the admission of such Limited Partner to the Partnership, which have the effect of establishing rights under, or altering or supplementing, the terms hereof, as negotiated with such Limited Partner and which the Board of Directors deems necessary, desirable or appropriate. The parties hereto agree that any terms, conditions or provisions contained in such side letters or similar written agreements with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the provisions of this Agreement.

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Section 15.12. Legal Counsel Relationships.

The Partners acknowledge and agree that Winston & Strawn LLP has only represented the Adviser and the Company in connection with this Agreement and the other transactions related hereto (the “Transactions”). Each Limited Partner, other than the Company, is relying solely on his or its own tax and legal advisors, and not Winston & Strawn LLP, with respect to the tax and other legal aspects of his, her or its investment in the Partnership. Further, except for Winston & Strawn LLP’s representation of the Adviser and the Company with respect to the Transactions, or as may otherwise expressly be agreed in writing by Winston & Strawn LLP, in no event shall an attorney-client relationship exist between Winston & Strawn LLP on the one hand and any other Limited Partner and/or their Affiliates, on the other hand. The Limited Partners further agree and consent that Winston & Strawn LLP shall be permitted to render legal advice and to provide legal services to any Limited Partner or the Partnership from time to time, and each Limited Partner covenants and agrees that such representation of a Limited Partner or the Partnership by such firm from time to time shall not disqualify such firm from providing legal advice and legal services to their respective client Limited Partners or Affiliates in matters related or unrelated to this Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

VineBrook Homes OP GP, LLC

By:	/s/ Dana Sprong
Name:	Dana Sprong
Title:	Managing Partner

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted pursuant to powers of attorney granted to the General Partner by each Limited Partner.

VineBrook Homes OP GP, LLC

By:	/s/ Dana Sprong
Name:	Dana Sprong
Title:	Managing Partner

As attorney-in-fact for the Limited Partners hereby admitted in accordance with the Agreement, to the extent not already so admitted.

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EXHIBIT A

CAPITAL ACCOUNT MAINTENANCE

1.	Capital Accounts of the Partners

A. The Partnership shall maintain for each Partner (and, to the extent necessary to effectuate the provisions of this Agreement, for each Partner’s interest in a specific class or series (or specified group of classes and/or series)) a separate Capital Account in accordance with the rules of Regulations Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to the Agreement; and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1(a) of the Agreement and Exhibit B of the Agreement, and decreased by (x) the amount of cash or Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to the Agreement, and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1(b) of the Agreement and Exhibit B hereof.

B. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Partners’ Capital Accounts, unless otherwise specified in the Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners’ Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section 1.704-1(b)(2)(iv)(m)(4).

(2) The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(1)(B) or 705(a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

A-1

(3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

(5) In the event the Carrying Value of any Partnership asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such taxable income or loss.

(7) Notwithstanding any other provision of this Section 1.B, any items that are specially allocated pursuant to Exhibit B of the Agreement shall not be taken into account for purposes of computing Net Income or Net Loss.

The amounts of the items of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Exhibit B of the Agreement shall be determined by applying rules analogous to those set forth in Sections 1.B(1) through 1.B(5) above.

C. Generally, a transferee (including an Assignee) of a Partnership Unit shall succeed to a pro rata portion of the Capital Account of the transferor.

D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Value of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (c) in connection with the grant of an interest in the Partnership (other than a de minimis interest), as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity or by a new partner acting in a partner capacity or in anticipation of being a partner; (d) the issuance of any LTIP Units; and (e) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a), (b), (c) and (d) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

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(3) In accordance with Regulations Section 1.704-1(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the time any such asset is distributed.

(4) The Carrying Value of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 1.B(1) hereof or Section 1.F of Exhibit B of the Agreement; provided, however, that Carrying Values shall not be adjusted pursuant to this Section 1.D(4) to the extent that an adjustment pursuant to Section 1.D(2) hereof is required in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.D(4).

(5) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit A, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) shall be determined by the General Partner using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article 13 of the Agreement, shall be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt. The General Partner, or the Liquidator, as the case may be, shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines after direction and approval from the Board of Directors to arrive at a fair market value for individual properties).

If the Carrying Value of an asset has been determined or adjusted pursuant to Section 1.B(2) or Section 1.B(4) of this Exhibit A, such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Income and Net Loss.

E. The initial Capital Account attributable to a Capital LTIP Unit shall equal the Capital Account attributable to a Common Unit determined immediately following the adjustment to the Carrying Value of Partnership assets pursuant to Section 1.D of this Exhibit A in connection with the issuance of such Capital LTIP Unit. The initial Capital Account attributable to a Profits LTIP Unit shall equal zero.

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F. The provisions of the Agreement (including this Exhibit A and other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-l(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify (i) the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed, or (ii) the manner in which items are allocated among the Partners for federal income tax purposes, in order to comply with such Regulations or to comply with Section 704(c) of the Code, the General Partner may make such modification without regard to Article 14 of the Agreement; provided, that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article 13 of the Agreement upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Agreement not to comply with Regulations Section 1.704-1(b). In addition, the General Partner may adopt and employ such methods and procedures for (i) the maintenance of book and tax capital accounts, (ii) the determination and allocation of adjustments under Sections 704(c), 734 and 743 of the Code, (iii) the determination of Net Income, Net Loss, taxable income, taxable loss and items thereof under the Agreement and pursuant to the Code, (iv) the adoption of reasonable conventions and methods for the valuation of assets and the determination of tax basis, (v) the allocation of asset value and tax basis, and (vi) conventions for the determination of cost recovery, depreciation and amortization deductions, as it determines in its sole discretion are necessary or appropriate to execute the provisions of the Agreement, to comply with federal and state tax laws, and are in the best interest of the Partners.

2.	No Interest

No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners’ Capital Accounts.

3.	No Withdrawal

No Partner shall be entitled to withdraw any part of his or its Capital Contribution or his or its Capital Account or to receive any distribution from the Partnership, except as provided in Articles 4, 5, 7 and 13 of the Agreement.

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4.	Special Allocations in Connection with a Liquidating Event.

The Partners intend that the allocation of Net Income, Net Loss and other items of income, gain, loss, deduction and credit required to be allocated to the Capital Accounts of the Partners pursuant to the Agreement will result in final Capital Account balances that will permit the amount each Partner is entitled to receive upon “liquidation” of the Partnership (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations) to equal the amount such Partner would have received if such amount was distributable in accordance with Section 5.1 of this Agreement (other than a holder of Profits LTIP Units with respect to Profits LTIP Units for which the Target Balance has not been achieved without regard to this Section 4 of this Exhibit A). Accordingly, notwithstanding the provisions of Section 6.1(a) and Section 6.1(b) of the Agreement, in the taxable year of the event precipitating a Liquidating Event and thereafter, appropriate adjustments to allocations of Net Income and Net Losses (and items thereof) to the Partners shall be made to achieve such result to the maximum extent possible; provided, however, in no event shall the balance of the Capital Account balance of a holder of Profits LTIP Units (to the extent attributable to such Profits LTIP Units) for which the Target Balance has not been achieved without regard to this Section 4 of this Exhibit A be increased to an amount excess of the balance that would result without regard to this Section 4 of this Exhibit A.

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EXHIBIT B

SPECIAL ALLOCATION RULES; OTHER TAX MATTERS

1.	Special Allocation Rules

Notwithstanding any other provision of the Agreement or this Exhibit B, the following special allocations shall be made:

A. Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit B, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable year, then, subject to the exceptions set forth in Regulations Sections 1.704-2(f)(2)-(5), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Solely for purposes of this Section 1.A, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement with respect to such Partnership taxable year and without regard to any decrease of Partner Minimum Gain during such Partnership taxable year.

B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of the Agreement or any other provisions of this Exhibit B (except Section 1.A hereof), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership taxable year, then, subject to the exceptions referred to in Regulations Section 1.704-2(i)(4), each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of this Section 1.B, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit with respect to such Partnership taxable year, other than allocations pursuant to Section 1.A hereof.

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C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership taxable year) shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 1.C shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 6.1 of the Agreement or any other provisions of this Exhibit B have been tentatively made as if this Section 1.C were not in this Agreement. This Section 1.C is intended to constitute a qualified income offset under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

D. Nonrecourse Deductions. Nonrecourse Deductions for any Partnership taxable year shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the Limited Partners, to revise the prescribed ratio to the numerically closest ratio for such Partnership taxable year which would satisfy such requirements.

E. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Partnership taxable year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

F. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

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G. Curative Allocations. The allocations set forth in Section 1.A through 1.F of this Exhibit B (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations under Section 704(b) of the Code. The Regulatory Allocations may not be consistent with the manner in which the Partners intend to divide Partnership distributions. Accordingly, the General Partner is hereby authorized to divide other allocations of income, gain, deduction and loss among the Partners so as to prevent the Regulatory Allocations from distorting the manner in which Partnership distributions will be divided among the Partners. In general, the Partners anticipate that, if necessary, this will be accomplished by specially allocating other items of income, gain, loss and deduction among the Partners so that the net amount of the Regulatory Allocations and such special allocations to each person is zero. However, the General Partner will have discretion to accomplish this result in any reasonable manner; provided, however, that no allocation pursuant to this Section 1.G shall cause the Partnership to fail to comply with the requirements of Regulations Sections 1.704-1(b)(2)(ii)(d), -2(e) or -2(i).

H. Profits LTIP Unit Allocations. After giving effect to the special allocations set forth in Section 1.A and Section 1.B of this Exhibit B, and the allocations of Net Income under Section 6.1(a)(1), Section 6.1(a)(2), Section 6.1(a)(3) and Section 6.1(a)(4) (including, for the avoidance of doubt, Liquidating Gains that are a component of Net Income) of the Agreement, and subject to the other provisions of this Exhibit B, but before allocations are made under Section 6.1(a)(5) of the Agreement:

(1) Any remaining Liquidating Gains shall first be allocated among the Partners so as to cause, as nearly as possible, the Economic Capital Account Balances of the Profits LTIP Unit holders, to the extent attributable to their ownership of Profits LTIP Units, to be equal to (i) the Company Common Unit Economic Balance, multiplied by (ii) the number of their Profits LTIP Units (with respect to each Profits LTIP Unit holder, the “Target Balance”); provided that no such Liquidating Gains will be allocated with respect to any particular Profits LTIP Unit unless and to the extent that such Liquidating Gains, when aggregated with other Liquidating Gains realized since the issuance of such Profits LTIP Unit, exceed Liquidating Losses realized since the issuance of such Profits LTIP Unit. Any such allocations shall be made among the Partners in proportion to the aggregate amounts required to be allocated to each Partner under this Section 1.H.1 of this Exhibit B.

(2) After giving effect to the special allocations set forth above, if, due to distributions with respect to Common Units in which the Profits LTIP Units do not participate, forfeitures or otherwise, the Economic Capital Account Balance of any present or former holder of Profits LTIP Units attributable to such holder’s Profits LTIP Units, exceeds the Target Balance, then Liquidating Losses shall be allocated to such holder, or Liquidating Gains shall be allocated to the other Partners, to reduce or eliminate the disparity; provided, however, that if Liquidating Losses or Liquidating Gains are insufficient to completely eliminate all such disparities, such losses or gains shall be allocated among Partners in a manner reasonably determined by the General Partner.

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(3) The parties agree that the intent of this Section 1.H of this Exhibit B is (i) to the extent possible to make the Economic Capital Account Balance associated with each Profits LTIP Unit economically equivalent to the Company Common Unit Economic Balance and (ii) to allow conversion of a Profits LTIP Unit (assuming prior vesting) into a Common Unit when sufficient Liquidating Gains have been allocated to such Profits LTIP Unit pursuant to Section 1.H.1 of this Exhibit B so that either its initial Book-Up Target has been reduced to zero or the parity described in the definition of Target Balance has been achieved. The General Partner shall be permitted to interpret this Section 1.H of this Exhibit B or to amend this Agreement to the extent necessary and consistent with this intention.

(4) In the event that Liquidating Gains or Liquidating Losses are allocated under this Section 1.H of this Exhibit B, Net Income allocable under Section 6.1(a)(5) of the Agreement and any Net Loss shall be recomputed without regard to the Liquidating Gains or Liquidating Losses so allocated.

I. Forfeiture Allocations.

(1) Subject to Section 1.I.2 of this Exhibit B, if any holder forfeits (or has repurchased at less than fair market value) all or a portion of such holder’s Partnership Units, the Partnership shall make forfeiture allocations to such holder in the manner and to the extent required by Proposed Regulations Section 1.704-1(b)(4)(xii) (as such Proposed Regulations may be amended or modified, including upon the issuance of temporary or final Treasury Regulations).

If a Profits LTIP Unit holder forfeits any Profits LTIP Units to which Liquidating Gain has previously be allocated pursuant to Section 1.H of this Exhibit B, (i) the portion of such holders Capital Account attributable to such Liquidating Gain allocated to such forfeited Profits LTIP Units shall be re-allocated to such holder’s remaining Profits LTIP Units that were outstanding on the date of the initial allocation of such Liquidating Gain to the extent necessary to cause such holders Economic Capital Account Balance attributable to each such Profits LTIP Unit to equal the Company Common Unit Economic Balance, and (ii) forfeiture allocations shall be made pursuant to Section 1.I.1 of this Exhibit B with respect to the amount of any such Liquidating Gain not re-allocated pursuant to clause (i) above (and the Capital Account attributable to the forfeited Profits LTIP Units that is not so reallocated or reduced to zero through forfeiture allocations shall be reduced to zero).

2.	Allocations for Tax Purposes

A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Partners as follows:

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(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners, consistent with the principles of Section 704(c) of the Code and the Regulations thereunder, and with the procedures and methods described in Section 10.2 of the Agreement, to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

(b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

(2) (a) In the case of an Adjusted Property, such items shall:

(1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code and the Regulations thereunder to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit A of the Agreement; and

(2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 2.B(1) of this Exhibit B; and

(b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

C. To the extent that the Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit the Partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of Property and its adjusted basis, the General Partner shall have the authority to elect the method to be used by the Partnership and such election shall be binding on all Partners.

3.	No Withdrawal

No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as provided in Articles 4, 5, 8 and 13 of the Agreement.

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EXHIBIT C

NOTICE OF REDEMPTION

The undersigned Limited Partner hereby irrevocably requests VineBrook Homes Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), to redeem Partnership Units in the Partnership in accordance with the terms of the Amended and Restated Limited Partnership Agreement of the Partnership and the Redemption Right referred to therein; and the undersigned Limited Partner irrevocably (i) surrenders such Partnership Units and all right, title and interest therein, and (ii) directs that the Cash Amount or REIT Shares Amount (as determined by the Company) deliverable upon exercise of the Redemption Right be delivered to the address specified below, and if REIT Shares are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Limited Partnership Units, free and clear of the rights or interests of any other person or entity, (b) has the full right, power, and authority to request such redemption and surrender such Partnership Units as provided herein, and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such redemption and surrender of Units. The undersigned Limited Partner further agrees that, in the event that any state or local property tax is payable as a result of the transfer of its Partnership Units to the Partnership or the Company, the undersigned Limited Partner shall assume and pay such transfer tax.

Dated:

Name of Limited Partner:
Please Print

(Signature of Limited Partner)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

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If REIT Shares are to be issued, issue to:

Name:

Please insert social security or identifying number:

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EXHIBIT D

CONSTRUCTIVE OWNERSHIP DEFINITION

The term “Constructively Owns” means ownership determined through the application of the constructive ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. Generally, as of the date first set forth above, these rules provide the following:

a. an individual is considered as owning the Ownership Interest that is owned, actually or constructively, by or for his spouse, his children, his grandchildren, and his parents;

b. an Ownership Interest that is owned, actually or constructively, by or for a partnership, limited liability company or estate is considered as owned proportionately by its partners or beneficiaries;

c. an Ownership Interest that is owned, actually or constructively, by or for a trust is considered as owned by its beneficiaries in proportion to the actuarial interest of such beneficiaries (provided, however, that in the case of a “grantor trust” the Ownership Interest will be considered as owned by the grantors);

d. if ten (10) percent or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such person shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such corporation in that proportion which the value of the stock which such person so owns bears to the value of all the stock in such corporation;

e. an Ownership Interest that is owned, actually or constructively, by or for a partner or member which actually or constructively owns a 25% or greater capital interest or profits interest in a partnership or limited liability company, or by or to or for a beneficiary of an estate or trust shall be considered as owned by the partnership, limited liability company, estate, or trust (or, in the case of a grantor trust, the grantors);

f. if ten (10) percent or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such corporation shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such person;

g. if any person has an option to acquire an Ownership Interest (including an option to acquire an option or any one of a series of such options), such Ownership Interest shall be considered as owned by such person;

h. an Ownership Interest that is constructively owned by a person by reason of the application of the rules described in paragraphs (a) through (g) above shall, for purposes of applying paragraphs (a) through (g), be considered as actually owned by such person; provided, however, that (i) an Ownership Interest constructively owned by an individual by reason of paragraph (a) shall not be considered as owned by him for purposes of again applying paragraph (a) in order to make another person the constructive owner of such Ownership Interest, (ii) an Ownership Interest constructively owned by a partnership, estate, trust, or corporation by reason of the application of paragraphs (e) or (f) shall not be considered as owned by it for purposes of applying paragraphs (b), (c), or (d) in order to make another person the constructive owner of such Ownership Interest, (iii) if an Ownership Interest may be considered as owned by an individual under paragraph (a) or (g), it shall be considered as owned by him under paragraph (g), and (iv) for purposes of the above described rules, an S corporation shall be treated as a partnership and any shareholder of the S corporation shall be treated as a partner of such partnership except that this rule shall not apply for purposes of determining whether stock in the S corporation is constructively owned by any person.

i. For purposes of the above summary of the constructive ownership rules, the term “Ownership Interest” means the ownership of stock with respect to a corporation and, with respect to any other type of entity, the ownership of an interest in either its assets or net profits.

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EXHIBIT E

SCHEDULE OF PARTNERS’ OWNERSHIP
WITH RESPECT TO TENANTS

NONE

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EXHIBIT F

NOTICE OF ELECTION BY PARTNER TO CONVERT

LTIP UNITS INTO CLASS C COMMON UNITS

The undersigned holder of LTIP Units hereby irrevocably (i) elects to convert __________ LTIP Units in VineBrook Homes Operating Partnership, L.P. (the “Partnership”) into Class C Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended and/or restated from time to time, and (ii) directs that any cash in lieu of Common Units that may be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP Units, free and clear of the rights or interests of any other person or entity other than the Partnership, (b) has the full right, power, and authority to cause the conversion of such LTIP Units as provided herein, and (c) has obtained the consent to or approval of all persons or entities, if any, having the right to consent or approve such conversion.

Dated:	Name of Limited Partner:
(Signature of Limited Partner)
(Street Address)
(City) (State) (Zip Code)
Signature Guaranteed by:

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EXHIBIT G

NOTICE OF ELECTION BY PARTNERSHIP TO FORCE CONVERSION OF

LTIP UNITS INTO CLASS C COMMON UNITS

VineBrook Homes Operating Partnership, L.P. (the “Partnership”) hereby irrevocably elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Class C Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended and/or restated from time to time.

Name of Holder:

Date of this Notice:

Number of LTIP Units to be Converted:

Please Print Exact Name as Registered

with Partnership:

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ANNEX A

DESIGNATION OF CLASSES OF COMMON UNITS

OF

VINEBROOK HOMES OPERATING PARTNERSHIP, L.P.

Section 1. Designation and Number. Three classes of Common Units of the Partnership designated as the “Class A Common Units” (the “Class A Common Units”), the “Class B Common Units” (the “Class B Common Units”) and the “Class C Common Units” (the “Class C Common Units”) are hereby established in accordance with the terms of the Agreement as a subdivision of the class of Class A Units. Such class of Class A Units existing prior to the establishment of the aforementioned three classes, except solely as a subdivision into the aforementioned three classes, is hereby eliminated. The class of Class I Units existing prior to the establishment of the aforementioned three classes is also hereby eliminated.

Section 2. Voting Rights. The voting rights of each class of the Common Units are set forth as follows. When reference is made to Percentage Interest or holdings, majority or otherwise, of Partnership Units as a threshold for voting, consent, approval or any similar requirement in the Agreement, including where the same is specified to be as a single class, such reference will be adjusted to give effect to this Section 2, notwithstanding anything to the contrary in the Agreement; provided, however, that the consent requirements set forth in Section 14.1(b) of the Agreement will not be affected by the terms of this Annex A.

a. Class A Common Units. The Class A Common Units represent 50% of the voting, consent, approval or similar rights of the Common Units, as allocated to Common Units under the Agreement, except as required by applicable law. Such rights for each of the Class A Common Units will be determined on the applicable date by dividing one such Partnership Unit by the number of Class A Common Units outstanding on the applicable date, multiplied by 50%; provided, however, that where applicable law requires otherwise, such determination shall by as required by applicable law. In the event there are no Class B Common Units outstanding, the Class A Common Units shall represent 100% of the voting, consent, approval or similar rights of the Common Units, with the rights per unit determined without multiplication by 50%.

b. Class B Common Units. The Class B Common Units represent 50% of the voting, consent, approval or similar rights of the Common Units, as allocated to Common Units under the Agreement, except as required by applicable law. Such rights for each of the Class B Common Units will be determined on the applicable date by dividing one such Partnership Unit by the number of Class B Common Units outstanding on the applicable date, multiplied by 50%; provided, however, that where applicable law requires otherwise, such determination shall by as required by applicable law. In the event there are no Class A Common Units outstanding, the Class B Common Units shall represent 100% of the voting, consent, approval or similar rights of the Common Units, with the rights per unit determined without multiplication by 50%.

c. Class C Common Units. The Class C Common Units have no voting, consent, approval or similar rights whatsoever under the Agreement, except as required by applicable law.

Section 3. Other rights and obligations. Except as set forth above or as expressly set forth in the Agreement, each individual Class A Common Unit, Class B Common Unit and Class C Common Unit shall have the same rights and obligations provided under the Agreement. When reference is made to Percentage Interest or holdings of Partnership Units except as specified in Section 2 of this Annex A, such reference will be adjusted to give effect to this provision, notwithstanding anything to the contrary in the Agreement.

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ANNEX B

DESIGNATION OF 6.50% SERIES A

CUMULATIVE REDEEMABLE PREFERRED UNITS

OF

VINEBROOK HOMES OPERATING PARTNERSHIP, L.P.

Section 1. Designation and Number. A series of Preferred Units (as defined below) of VineBrook Homes Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), designated the “6.50% Series A Cumulative Redeemable Preferred Units” (the “Series A Preferred Units”), is hereby established. The number of authorized Series A Preferred Units shall be 16,000,000. The Series A Preferred Units have been created and are issued in conjunction with the issuance and sale of Series A Preferred Stock (defined below) by the Company, and as such, the Series A Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series A Preferred Stock, all such that the economic interests of the Series A Preferred Units and the Series A Preferred Stock are substantially identical, and the provisions, terms and conditions of the Series A Preferred Units and this Annex B shall be interpreted in a fashion consistent with this intent

Section 2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement. The following defined terms used in this Annex B shall have the meanings specified below:

“Base Liquidation Preference” shall have the meaning provided in Section 6.

“Business Day” shall have the meaning provided in Section 5(a).

“Distribution Period” shall have the meaning provided in Section 5(a).

“Distribution Record Date” shall have the meaning provided in Section 5(a).

“Junior Units” shall have the meaning provided in Section 4.

“Original Issuance Date” shall have the meaning provided in Section 5(a).

“Parity Preferred Units” shall have the meaning provided in Section 4.

“Partnership” shall have the meaning provided in Section 1.

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.2 of the Agreement. As of the date hereof, the Preferred Units of the Partnership are the Series A Preferred Units.

Annex B-1

“Series A Preferred Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series A Preferred Return” shall have the meaning provided in Section 5(a).

“Series A Preferred Stock” shall have the meaning provided in the Charter.

“Series A Preferred Units” shall have the meaning provided in Section 1.

Section 3. Maturity. The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Section 4. Rank. The Series A Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Common Units of the Partnership and any class or series of Preferred Units expressly designated as ranking junior to the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Junior Units”); (b) on a parity with any other class or series of Preferred Units issued by the Partnership expressly designated as ranking on a parity with the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Parity Preferred Units”); and (c) junior to any class or series of Preferred Units issued by the Partnership expressly designated as ranking senior to the Series A Preferred Units with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership. The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, which will rank senior to the Series A Preferred Units prior to conversion or exchange. The Series A Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness and to the indebtedness and other liabilities of the Partnership’s existing Subsidiaries and any future Subsidiaries.

Annex B-2

Section 5. Distributions.

(a) Subject to the preferential rights of holders of any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series A Preferred Units as to distributions, the holders of Series A Preferred Units shall be entitled to receive, when, as and if authorized by the General Partner and declared by the Partnership, out of funds of the Partnership legally available for payment of distributions, as determined by the General Partner, preferential cumulative cash distributions at the rate of 6.50% per annum of the Base Liquidation Preference (as defined below) per unit plus the amount of previously accrued and unpaid distributions on the Series A Preferred Units (the “Series A Preferred Return”) from the date of original issue of the Series A Preferred Units (or the date of issue of any Series A Preferred Units issued after such original issue date) (the “Original Issuance Date”). Distributions on the Series A Preferred Units shall accrue and be cumulative from (and including) the Original Issuance Date of any Series A Preferred Units or, with respect to any accrued distributions that have been paid in cash, the end of the most recent Distribution Period for which distributions have been paid, and shall be payable quarterly, in equal amounts, in arrears, on or about the 10th day of each January, April, July and October of each year (or, if not a Business Day, the next succeeding Business Day) (each a “Series A Preferred Distribution Payment Date”) for the period ending on such Series A Preferred Distribution Payment Date, commencing on January 11, 2021. A “Distribution Period” is the respective period commencing on and including January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Distribution Period (other than the initial Distribution Period and the Distribution Period during which any Series A Preferred Units shall be redeemed or otherwise acquired by the Partnership). The term “Business Day” shall mean each day, other than a Saturday or Sunday, which is not a day on which banks in the State of New York are required to close. Dividends will be prorated for partial quarters. The amount of any distribution payable on the Series A Preferred Units for any Distribution Period will be computed on the basis of twelve 30-day months and a 360-day year. Distributions will be payable to holders of record of the Series A Preferred Units as they appear on the records of the Partnership at the close of business on the 25th day of the month preceding the applicable Series A Preferred Distribution Payment Date, i.e., December 25, March 25, June 25 and September 25 (each, a “Distribution Record Date”).

(b) No distributions on the Series A Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner or the Partnership, including any agreement relating to the indebtedness of either of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding anything to the contrary contained herein, distributions on the Series A Preferred Units will accrue and, to the extent not paid in cash, compound quarterly on each Series A Preferred Distribution Payment Date, whether or not the restrictions referred to in Section 5(b) exist, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared by the General Partner. No interest, or sum of money in lieu of interest, will be payable in respect of any distribution on the Series A Preferred Units which may be in arrears. When distributions are not paid in full upon the Series A Preferred Units and any Parity Preferred Units (or a sum sufficient for such full payment is not so set apart), all distributions declared upon the Series A Preferred Units and any Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series A Preferred Unit and such Parity Preferred Units shall in all cases bear to each other the same ratio that accumulated distributions per Series A Preferred Unit and such Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions for prior Distribution Periods if such Parity Preferred Units do not have a cumulative distribution) bear to each other.

Annex B-3

(d) Except as provided in the immediately preceding paragraph, unless full cumulative distributions on the Series A Preferred Units have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment for all past Distribution Periods that have ended, no distributions (other than a distribution in Junior Units or in options, warrants or rights to subscribe for or purchase any such Junior Units) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made upon the Junior Units or any Parity Preferred Units, nor shall any Junior Units or Parity Preferred Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units or Parity Preferred Units) by the Partnership (except (i) by conversion into or exchange for Junior Units, (ii) the purchase of Series A Preferred Units, Junior Units or Parity Preferred Units in connection with a redemption of stock pursuant to the Charter to the extent necessary to preserve the Company’s qualification as a REIT or (iii) the purchase of Parity Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units). Holders of the Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative and compounding distributions on the Series A Preferred Units as provided above. Any distribution made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such units which remains payable. Accrued but unpaid distributions on the Series A Preferred Units will accrue as of the Series A Preferred Distribution Payment Date on which they first become payable.

(e) If the rate at which the Company is required to distribute to the holders of Series A Preferred Stock increases or decreases pursuant to the terms of the Charter, the rate that will be paid on the Series A Preferred Units will increase or decrease by the same amount and for the same periods.

Annex B-4

Section 6. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of Series A Preferred Units are entitled to be paid out of the assets of the Partnership legally available for distribution to its Partners, after payment of or provision for the Partnership’s Debts and other liabilities, a liquidation preference of $25.00 per unit (the “Base Liquidation Preference”), plus an amount equal to any accrued and unpaid distributions (whether or not authorized or declared) thereon to and including the date of payment, but without interest, before any distribution of assets is made to holders of Junior Units. If the assets of the Partnership legally available for distribution to Partners are insufficient to pay in full the liquidation preference on the Series A Preferred Units and the liquidation preference on any Parity Preferred Units, all assets distributed to the holders of the Series A Preferred Units and any Parity Preferred Units shall be distributed pro rata so that the amount of assets distributed per Series A Preferred Units and such Parity Preferred Units shall in all cases bear to each other the same ratio that the liquidation preference per Series A Preferred Unit and such Parity Preferred Units bear to each other. Written notice of any distribution in connection with any such liquidation, dissolution or winding up of the affairs of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Units at the respective addresses of such holders as the same shall appear on the records of the Partnership. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership. The consolidation or merger of the Partnership with or into another entity, a merger of another entity with or into the Partnership, a statutory exchange by the Partnership or a sale, lease, transfer or conveyance of all or substantially all of the Partnership’s Properties or business shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Partnership. Notwithstanding the above, for purposes of determining the amount each holder of Series A Preferred Units is entitled to receive with respect to a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, no effect shall be given to amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of the Series A Preferred Units.

Section 7. Redemption. In connection with any redemption of any shares of Series A Preferred Stock pursuant to Section 5 of Exhibit A to the Charter, the Partnership shall redeem, on the date of such redemption, a number of outstanding Series A Preferred Units equal to the number of shares of Series A Preferred Stock so redeemed.

Section 8. Voting Rights.

(a) Holders of the Series A Preferred Units will not have any voting rights.

(b) When reference is made to Percentage Interest or holdings of Partnership Units as a threshold for voting, consent, approval or any similar requirement in the Agreement, such reference will not include Series A Preferred Units, except as required by applicable law.

Section 9. Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect, including but not limited to terms and conditions requiring direction or approval by the Board prior to the General Partner taking certain actions contemplated hereby, which terms and conditions the General Partner hereby ratifies and confirms.

Annex B-5

Exhibit 10.4

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND LAWS.

CONVERTIBLE PROMISSORY NOTE

U.S. $________________	[DATE], 2022

FOR VALUE RECEIVED, NexPoint SFR Operating Partnership, L.P., having an address at 300 Crescent Court, Suite 700, Dallas, Texas 75201 (the “Maker”), hereby promises to pay to the order of [HOLDER] (“Holder”), at its address at 300 Crescent Court, Suite 700, Dallas, Texas 75201 or such other address as it may designate, the principal sum of ________________________________________ ($____________), and interest from the date hereof on the balance of principal from time to time outstanding, in United States currency, at the rates and at the times hereinafter described.

1. Interest. The principal amount hereof outstanding from time to time shall bear interest until paid in full at the Note Rate. Interest at the Note Rate shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

2. Maximum Lawful Rate. It is the intent of Maker and Holder to conform to and contract in strict compliance with applicable usury law from time to time in effect. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the rate of interest taken, reserved, contracted for, charged or received under this Note exceed the highest lawful interest rate permitted under applicable law. If Holder shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the highest lawful interest rate permitted under applicable law, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loan in the inverse order of its maturity and not to the payment of interest, or refunded to the Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of the Loan so that the amount of interest on account of such obligation does not exceed the maximum permitted by applicable law. As used in this Section, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future.

3. Note Rate. “Note Rate” means a rate per annum equal to seven and a half percent (7.50%).

4. Interest Period. “Interest Period” shall mean the period beginning on the date first set forth above (the “Note Date”) and ending on the Maturity Date.

5. Payments. Borrower shall make a payment in full of principal and accrued interest on the Maturity Date.

6. Maturity Date. The indebtedness evidenced hereby shall mature on June 30, 2027. On the Maturity Date, the entire outstanding principal balance hereof, together with accrued and unpaid interest and all other sums evidenced by this Note, shall, if not sooner paid, become due and payable.

7. Conversion.

(a)

Subject to Section 7(b), beginning on August 1, 2022 through March 31, 2027, the Holder may elect to convert all or any part of the outstanding principal and accrued but unpaid interest due hereunder, and all other amounts due and payable to the Holder hereunder or in connection herewith, into Common Units (as defined in the Amended and Restated Limited Partnership Agreement of the Maker, dated of even date herewith (the “Company Agreement”)) in the Maker (the “Conversion Interest”) as a capital contribution into the Holder’s Capital Account (as defined in the Company Agreement), in an amount equal to the amount so converted, as calculated based on the current net asset value at the time of conversion (measured by the valuation methodology approved by the board of directors of NexPoint Homes Trust, Inc.); provided, however, that the right of such Holder to elect conversion shall be subject to (i) the prior written consent of the Board of Trustees of Holder under the co-invest order and (ii) to the extent not a current party to the Company Agreement, an executed signature page of the Holder to the Company Agreement and an accredited investor questionnaire from the Holder.

(b)

The Maker may prohibit the Holder from converting all or any part of the outstanding principal and accrued but unpaid interest due hereunder, and all other amounts due and payable to the Holder hereunder or in connection herewith, into Common Units if:

A. following such conversion, NexPoint Homes Trust, Inc. would fail to own 50.0% or more of the outstanding Common Units of the Maker;

B. such conversion would result in a negative impact to the real estate investment trust status of NexPoint Homes Trust, Inc.;

C. such conversion would create an event of default under any Loan Document;

D. such conversion would trigger change of control provisions under any agreement or contract the Maker is then a party to; or

E. the Maker reasonably believes such conversion would have a negative regulatory impact on the Maker and its subsidiaries.

As used herein, the term “Loan Documents” shall mean all documents now or in the future executed by Maker or its subsidiaries in connection with any loan provided by any lender which is secured by a mortgage or deed of trust on any property.

(c)

In order to exercise its right to Conversion Interests under this Section 7, the Holder must provide written notice to the Maker of its election to convert to Conversion Interests at least 30 days prior to the requested conversion date.

(d)

The issuance of certificates, if any, for the Conversion Interests upon conversion of this Note shall be made without charge to the Holder hereof for any issuance tax in respect thereof or other cost incurred by the Maker in connection with such conversion and the related issuance of the Conversion Interests. Upon conversion of this Note, the Maker shall take all such actions as are necessary in order to insure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

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(e)

Subject to Section 7(b), the Maker shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. The Maker shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Maker).

8. General Provisions.

(a)	Maker agrees that the obligation evidenced by this Note is an exempt transaction under the Truth‑in‑Lending Act, 15 U.S.C. § 1601, et seq.

(b)

This Note and all provisions hereof shall be binding upon Maker and all persons claiming under or through Maker, and shall inure to the benefit of Holder, together with its successors and assigns, including each owner and holder from time to time of this Note.

(c)	Time is of the essence as to all dates set forth herein.

(d)

To the fullest extent permitted by applicable law, Maker agrees that its liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Holder; and Maker consents to any indulgences and all extensions of time, renewals, waivers, or modifications that may be granted by Holder with respect to the payment or other provisions of this Note, and to any substitution, exchange or release of the collateral, or any part thereof, with or without substitution, and agrees to the addition or release of any makers, endorsers, guarantors, or sureties, all whether primarily or secondarily liable, without notice to Maker and without affecting its liability hereunder.

(e)

To the fullest extent permitted by applicable Law, Maker hereby waives and renounces for itself, its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, or exemption and homestead laws now provided, or which may hereafter be provided, by the laws of the United States and of any state thereof against the enforcement and collection of the obligations evidenced by this Note.

(f)

If this Note is placed in the hands of attorneys for collection or is collected through any legal proceedings, Maker promises and agrees to pay, in addition to the principal, interest and other sums due and payable hereon, all costs of collecting or attempting to collect this Note, including all reasonable attorneys’ fees and disbursements.

(g)

To the fullest extent permitted by applicable law, all parties now or hereafter liable with respect to this Note, whether Maker, principal, surety, guarantor, endorsee or otherwise hereby severally waive presentment for payment, demand, notice of nonpayment or dishonor, protest and notice of protest. No failure to accelerate the indebtedness evidenced hereby, acceptance of a past due amounts following the expiration of any cure period provided by this Note, any Loan Document or applicable law, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State. Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing.

(h)	Irrespective of the place of execution and/or delivery, this Note shall be governed by, and shall be construed in accordance with, the laws of the State of Texas.

[Signature page follows.]

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Maker has delivered this Note as of the day and year first set forth above.

MAKER:

NEXPOINT SFR OPERATING PARTNERSHIP, L.P.

By:

Name: Brian Mitts

Title: Chief Financial Officer, Treasurer and Assistant Secretary

Exhibit 10.14

LOAN AGREEMENT

Dated as of August 15, 2018

Among

CP TOWER OWNER, LLC,
a Delaware limited liability company, and CP LAND OWNER, LLC, a Delaware limited liability company, collectively, as Borrower

and

DELPHI CRE FUNDING LLC,
a Delaware limited liability company,
AC IV CA MORTGAGE LLC,
a Delaware limited liability company,
and the other Lenders from time to time party hereto,
as Lenders,

and

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership,
as Administrative Agent for the Lenders

Property: Cityplace Tower
Loan Amount: $153,683,400.00

1

2

3

Section 8.27. Multiple Borrower Provisions	120
Section 8.28. Condominium Provisions	124

4

SCHEDULES

Exhibit A - Legal Description of Property

Exhibit B-1 - Form of Officer's Certificate

Exhibit B-2 - Form of Certificate of Authority

Exhibit C - Initial Approved Annual Budget

Exhibit D - Project Budget

Exhibit E - Permitted Fund Managers

Schedule I - Immediate Repairs, Deadlines for Completion, Funds Reserved

Schedule II - Organizational Structure

Schedule III - Definition of Special Purpose Entity and Related Terms

Schedule IV - Lease Requirements

Schedule V - Disclosures

Schedule VI - Required Policies and Related Terms

Schedule VII - Required Reports

Schedule VIII - Post-Closing Obligations

Schedule IX - Intentionally Omitted

Schedule X - Plans and Specifications

Schedule XI - Project Schedule

Schedule XII - Allocated Loan Amounts

5

LOAN AGREEMENT

THIS LOAN AGREEMENT, dated as of August 15, 2018 (as amended, restated, replaced, supplemented or otherwise modified from time to time, this "Agreement"), is made by and among the entity or entities identified on the signature page hereto as Borrower (together with its permitted successors and assigns, "Borrower"), the entity or entities identified on the signature page hereto as Lender and the other Lenders from time to time party hereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for the Lenders (in such capacity, together with its successors and assigns, "Administrative Agent").

WHEREAS, Borrower desires to obtain a loan from Lender in the original principal amount of ONE HUNDRED FIFTY-THREE MILLION SIX HUNDRED EIGHTY-THREE THOUSAND FOUR HUNDRED AND 00/100 DOLLARS ($153,683,400.00) (the "Loan"), and Lender is willing to make the Loan on the terms and conditions set forth in this Agreement and the other Loan Documents.

NOW THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant, agree, represent and warrant as follows:

ARTICLE I

DEFINITIONS; PRINCIPLES OF CONSTRUCTION

Section 1.1. Definitions. For all purposes of this Agreement, except as otherwise expressly required or unless the context clearly indicates a contrary intent:

"Acceptable Counterparty" means a counterparty to an Interest Rate Cap Agreement, or the guarantor of such counterparty's obligations under an Interest Rate Cap Agreement (provided that the form and substance of such guaranty is acceptable to Administrative Agent) that has a long-term unsecured debt rating of not less than "A" by S&P and "A2" from Moody's, which rating shall not include a "t" or otherwise reflect a termination risk.

"Additional Advance Lender" means, individually and collectively, either (a) the Lender identified by name in each applicable Additional Advance Note, or (b) if such Lender has assigned all or any portion of its right, title or interest in and to such Additional Advance Note, the Person(s) to whom such Lender has assigned such right, title, and interest in such Additional Advance Note (to the extent of such right, title, and interest so assigned) from time to time.

"Additional Advance End Date" shall mean the Payment Date in September, 2020.

"Additional Advance Note" means each of Note A-1F, Note A-2F, Note B-1F and Note B-2F.

"Advance Item" means, individually and collectively as the context may require, Project Expenditures, Leasing Expenditures and Hotel Predevelopment Expenditures.

"Affiliate" means, as to any Person, any other Person that (a) directly or indirectly owns twenty percent (20%) or more of the ownership interests in such Person, and/or (b) is in Control of, is Controlled by or is under common Control with such Person, and/or (c) is a director, partner, officer or employee of such Person or of an Affiliate of such Person, and/or (d) is the spouse, issue, or parent of such Person or an Affiliate of such Person.

LOAN AGREEMENT - Page 6

"Affiliated Manager" means any Manager that is (a) owned, directly or indirectly, by any Person that owns a direct or indirect ownership interest in Borrower, or (b) Controls, is Controlled by, or is under common Control with Borrower or any Person that owns a direct or indirect ownership interest in Borrower.

"Allocated Loan Amount" means, with respect to the Tower Unit and the Future Development Unit, as applicable, the amount set forth with respect to such Individual Component on Schedule XII to this Agreement.

"Alternative Rate" means, for any Interest Period for which an Alternative Rate Condition exists, with respect to that portion of the Outstanding Principal Balance evidenced by a Note, the greater of (a) the sum of (i) the Alternative Spread applicable to such Note, plus (ii) the Alternative Rate Index for such Interest Period, and (b) the sum of (i) the Spread applicable to such Note, plus (ii) the number of basis points described in clause (a) of the definition of LIBOR.

"Alternative Rate Conditions" means the existence of any of the following conditions, as determined by Administrative Agent in good faith: (a) adequate and reasonable means do not exist for ascertaining LIBOR or that a contingency has occurred which materially and adversely affects the London Interbank Eurodollar Market at which a Lender prices loans (which determination by Administrative Agent shall be conclusive and binding on Borrower in the absence of manifest error), or (b) a Change in Law has made it unlawful for a Lender to maintain the LIBOR rate with respect to the Loan, or any portion thereof, (c) LIBOR does not adequately and fairly reflect the cost to a Lender of making or maintaining the Loan or (d) the Alternative Rate Conditions (LIBOR Replacement) exist.

"Alternative Rate Conditions (LIBOR Replacement)" means that Administrative Agent determines in good faith that one or more replacements to LIBOR as an index for determining the interest rate payable for floating rate commercial real estate loans has been broadly adopted by the commercial real estate finance industry and Administrative Agent elects to convert this Loan to the Alternative Rate Index (LIBOR Replacement).

"Alternative Rate Index" means the Alternative Rate Index (Prime) unless and until the Alternative Rate Conditions (LIBOR Replacement) exist, in which case the Alternative Rate Index means the Alternative Rate Index (LIBOR Replacement). If any applicable Alternative Rate Index ceases to be generally published or is limited, regulated or administered by a governmental or quasi-governmental body, then Administrative Agent shall select a reasonably comparable interest rate index. Administrative Agent's determination of the Alternative Rate Index shall be binding and conclusive on Borrower absent manifest error. The Alternative Rate Index may or may not be the lowest rate at which Administrative Agent or any Lender prices loans on the date which the Alternative Rate Index is determined by Administrative Agent as set forth above.

"Alternative Rate Index (LIBOR Replacement)" means an index for determining the interest rate payable for floating rate commercial real estate loans that has been broadly adopted by the commercial real estate finance industry as a replacement for LIBOR as an index for determining the interest rate payable for floating rate commercial real estate loans as determined by Administrative Agent in good faith.

"Alternative Rate Index (Prime)" means the annual rate of interest published in The Wall Street Journal from time to time as the "prime rate" as of the date that is prior to (but most near) the date which is two (2) Business Days prior to the Payment Date on which the applicable Interest Period commences. If The Wall Street Journal ceases to publish the "Prime Rate," Administrative Agent shall select an equivalent publication that publishes such "prime rate."

LOAN AGREEMENT - Page 7

"Alternative Spread" means with respect to that portion of the Outstanding Principal Balance evidenced by a Note, the number of basis points determined as the sum of (a) the LIBOR Interest Rate last in effect for the Interest Period immediately prior to the date on which Administrative Agent has determined that the Alternative Rate is in effect with respect to the Loan, plus (b) the Spread applicable to such Note, less (c) the Alternative Rate Index in effect as of the last date of its determination pursuant to the definition thereof immediately prior to the date on which Administrative Agent has determined that the Alternative Rate is in effect with respect to the Loan; provided, however, in no event shall such difference be a negative number.

"AON" means AON SERVICE CORPORATION, together with its permitted successors and/or assigns.

"AON Lease Relocation or Replacement" means, either, the relocation of the AON lease premises to a higher floor in the Tower Unit or the execution of a replacement Lease with a tenant other than AON for the demised space on such higher floor in the Tower Unit.

"Approved Accounting Method" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S. accounting profession, to the extent such principles are applicable to the facts and circumstances on the date of determination, consistently applied, or such other accounting methods used by Guarantor to prepare the financial statements delivered to Administrative Agent in contemplation of the Loan, consistently applied.

"Approved Capital Expenditures" means costs and expenses incurred by Borrower in connection with the completion by Borrower of the capital improvements made with respect to the Property (a) in accordance with the applicable Approved Annual Budget, or (b) as may otherwise be approved by Administrative Agent from time to time, such approval not to be unreasonably withheld.

"Assignment of Leases" means that certain first priority Assignment of Leases and Rents, dated as of the date hereof, from Borrower, as assignor, to Administrative Agent, as assignee, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"Assignment of Management Agreement" means that certain Assignment and Subordination of Management Agreement, dated as of the date hereof, among Borrower, Manager, and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

"Bail-In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

"Bankruptcy Action" means with respect to any Person (a) such Person filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (b) the filing of an involuntary petition against such Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (c) such Person filing an answer consenting

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to or otherwise colluding or acquiescing in or joining in any involuntary petition filed against it, by any other Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; or soliciting or causing to be solicited petitioning creditors for any involuntary petition from any Person; (d) the appointment of a custodian, receiver, trustee, or examiner for such Person or any portion of the Property; (e) such Person making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due; or (f) such Person commencing (or have commenced against it) a proceeding for the dissolution or liquidation of it.

"Bankruptcy Code" means 11 U.S.C. § 101 et seq., as the same may be amended from time to time.

"Borrower Party" means, individually and collectively, Borrower, Required SPE Entity (if any), Guarantor, Mezzanine Borrower, Mezzanine Borrower Required SPE Entity (if any), any Affiliated Manager, any Affiliate of any of the foregoing, and any officers, directors, employees, or agents of any of the foregoing.

"Business Day" means any day other than a Saturday, Sunday or any other day on which national banks in New York, New York, are not open for business.

"Capital Expenditures" means, for any period, the amount expended for items required under Approved Accounting Method to be capitalized.

"Cash Management Account" means the deposit account established pursuant to the Cash Management Agreement.

"Cash Management Agreement" means that certain Cash Management Agreement dated as of the date hereof by and among Cash Management Bank, Borrower and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (or any other agreement among Borrower, Administrative Agent, and any other Cash Management Bank as may be applicable from time to time).

"Cash Management Bank" means, initially, Wells Fargo Bank, National Association, or such other bank or banks selected by Administrative Agent to maintain the Cash Management Account (or any Reserve Accounts to the extent they are not subaccounts of the Cash Management Account).

"Cash Management Event" means the existence of any of the following: (a) the existence of an Event of Default; (b) the Debt Service Coverage Ratio being less than 1.15:1.00 at any time (until the Debt Service Coverage Ratio is at least 1.25:1.00 for two (2) consecutive quarters); (c) the Debt Yield being less than (i) six and 00/100 percent (6.00%) at any time from the Closing Date up to (but not including) the Payment Date in September, 2019, (until the Debt Yield is at least six and 50/100 percent (6.50%) for two (2) consecutive quarters) (ii) seven and 00/100 percent (7.00%) at any time from the Payment Date in September, 2019 up to (but not including) the Payment Date in September, 2020 (until the Debt Yield is at least seven and 50/100 percent (7.50%) for two (2) consecutive quarters), and (iii) eight and 00/100 percent (8.00%) at any time from and after the Payment Date in September, 2020 (until the Debt Yield is at least eight and 50/100 percent (8.50%) for two (2) consecutive quarters); (provided, that in the event of a failure of Borrower to deliver the information and documentation required under Section 5.1.6 by the required delivery date hereunder, at Administrative Agent's option the Debt Service Coverage Ratio and Debt Yield will be presumed to be less than the levels required above unless and until such information and documentation are provided to Administrative Agent and demonstrate otherwise); or (d) the occurrence of a Mezzanine Loan Event of Default (until the receipt by Administrative Agent of a Mezzanine Loan Event of Default Revocation

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Notice); (e) the occurrence of a Cash Sweep Tenant Event (until the Cash Sweep Tenant that was the subject of the Cash Sweep Tenant Event has vacated its demised premises at the Property); or (f) the occurrence of a Key Tenant Reduction Event (until the occurrence of a Key Tenant Reduction Event Cure).

"Cash Sweep Lease" means any Lease pursuant to which the tenant thereunder has a right or option to terminate such Lease prior to its scheduled expiration date (other than a right to terminate for a default by the landlord or a casualty or condemnation).

"Cash Sweep Tenant" means any tenant under a Cash Sweep Lease.

"Cash Sweep Tenant Event" means the date on which a Cash Sweep Tenant gives written notice of its intent to terminate its Cash Sweep Lease pursuant to a right or option thereunder (other than a right to terminate for a default by the landlord or a casualty or condemnation).

"Certificate of Authority" means a certificate delivered to Administrative Agent by Borrower that is signed by an authorized senior officer of Borrower or of the entity that Controls Borrower, as applicable, in the form attached hereto as Exhibit B-2.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority; or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change Order" means any amendment, supplement or other modification in any respect to any Project Documents.

"Clearing Account" means the deposit account established pursuant to the Clearing Account Agreement.

"Clearing Account Agreement" means that certain Deposit Account Control Agreement dated as of the date hereof by and among Clearing Bank, Borrower, Manager and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"Clearing Bank" means Wells Fargo Bank, National Association or any successor or permitted assigns thereof permitted hereunder.

"Closing Certificate" means that certain Closing Certificate executed by Borrower as of the date hereof.

"Closing Date" means the date of this Agreement.

"Closing Date Debt Yield" means 6.0%.

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"Code" means the Internal Revenue Code of 1986, as amended, as it may be further amended from time to time, and any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

"Commitment Percentage" means (a) with respect to the initial Additional Advance Lender party to this Agreement, 100%, and (b) from and after any assignment by any Additional Advance Lender of its obligation to make Additional Advances, (i) with respect to any assignee of such obligation, the percentage of such obligation so assigned to such transferee as indicated in the applicable assignment agreement by which such assignee acquires its interest in the Loan, and (ii) with respect to any such assigning Additional Advance Lender, the percentage of such obligation so retained by such Additional Advance Lender.

"Complete" (and the lower-case version thereof) means, with respect to any of the work constituting the Project, that (a) such work is substantially completed in accordance with the Administrative Agent-approved Plans and Specifications, the Project Documents, the Loan Documents, and all Legal Requirements, subject only to the completion of minor punch-list items that do not limit the use or occupancy of any portion of the Property for its intended purposes, (b) if required by Legal Requirements, a final certificate of occupancy (or similar) has been obtained evidencing that full use of the Property for its intended purposes has been authorized by all applicable Governmental Authorities, (c) the Property is open for business, (d) subject to any contest rights contained herein, the Property is free of all mechanics', materialmen's, and other similar liens (or such liens have otherwise been bonded over to Administrative Agent's satisfaction), and (e) Administrative Agent has received copies of all warranties from suppliers covering materials, equipment and appliances included within the applicable component of the work. The terms "Completed" and "Completion" (and lower-case versions thereof) shall have the same meaning when used in the Loan Documents.

"Concourse Renovation Work" means the ongoing work and repairs to the concourse for which Borrower is receiving a credit from the seller of the Property at closing.

"Condominium Certification" means that certain Certification as to Condominium Documents executed by Matt McGraner, as the Authorized Signatory of the Association, to Administrative Agent as of the date hereof.

"Condominium Declaration" means that certain Master Condominium Declaration for Uptown at Cityplace Condominium made and established on November 1, 2016 by Uptown Cityplace, LLC, a Delaware limited liability company, as Declarant, and recorded as Instrument No. 201600308343 in the real property records of Dallas County, Texas, as affected by the Partial Assignment of Declarant's Rights.

"Condominium Expenses" means fees and assessments under the Condominium Documents.

"Condominium Regime" means the condominium regime governed by the Condominium Documents.

"Condominium Unit" means a "Unit" as such term is defined in the Condominium Declaration.

"Construction Contract" means each Design Professional Agreement, the General Contractor Agreement, and each Trade Contract, in each case, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms and conditions of this Agreement.

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"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through ownership of voting securities, by contract or otherwise. "Controlled" and "Controlling" shall have correlative meanings.

"CP Land Owner" means CP Land Owner, LLC, a Delaware limited liability company.

"CP Tower Owner" means CP Tower Owner, LLC, a Delaware limited liability company.

"Dean Foods" means Dean Foods Company, together with its permitted successors and/or assigns.

"Debt" means the Outstanding Principal Balance, together with all interest accrued and unpaid thereon, the Exit Fee, the Minimum Multiple, and all other sums due from Borrower under the Loan Documents.

"Debt Service" means, with respect to any particular period of time, scheduled principal and/or interest payments due under this Agreement.

"Debt Service Coverage Ratio" means a ratio as of the date of calculation in which:

(a) the numerator is the UNOI; and

(b) the denominator is the sum of (i) the projected aggregate Debt Service that would become due during the twelve (12) calendar month period immediately following the date of calculation, calculated assuming that (A) the Interest Rate will be the Interest Rate then in effect for the Interest Period in which such calculation occurs, and (B) the Outstanding Principal Balance remains the same during such 12-month period, plus (ii) the projected aggregate Mezzanine Loan Debt Service that would become due during the twelve (12) calendar month period immediately following the date of calculation, calculated assuming that (A) the Interest Rate (as defined in the Mezzanine Loan Agreement) will be the Interest Rate (as defined in the Mezzanine Loan Agreement) then in effect for the Interest Period in which such calculation occurs, and (B) the Mezzanine Loan Outstanding Principal Balance remains the same during such 12-month period.

"Debt Yield" means, as of any date of determination, the amount (expressed as a percentage) determined by dividing the UNOI by the sum of (a) the Outstanding Principal Balance, plus (b) the Mezzanine Loan Outstanding Principal Balance.

"Deemed Approval Requirements" means, with respect to any applicable matter for which Administrative Agent's approval is requested, that (a) no Event of Default shall have occurred and be continuing (either at the date of any notices specified below or as of the effective date of any deemed approval), (b) Borrower shall have sent Administrative Agent a written request for approval with respect to such matter in accordance with the applicable terms and conditions hereof, (c) Administrative Agent shall have failed to either approve or deny such request, or request any information and/or documentation relating to such request as may be required in order to approve or disapprove such matter within ten (10) Business Days of receipt of the foregoing initial notice (or within ten (10) Business Days of Administrative Agent's receipt of such requested information and/or documentation, whichever is later), (d) Borrower shall have submitted a second request for approval with respect to such matter in accordance with the applicable terms and conditions hereof, which second notice shall have been marked in bold lettering with the following language: "ADMINISTRATIVE AGENT'S RESPONSE IS REQUIRED WITHIN FIVE (5) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF THE LOAN AGREEMENT BETWEEN THE

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UNDERSIGNED AND ADMINISTRATIVE AGENT. ADMINISTRATIVE AGENT'S FAILURE TO RESPOND TO THIS NOTICE WITHIN SUCH FIVE (5) BUSINESS DAY PERIOD MAY RESULT IN ADMINISTRATIVE AGENT'S APPROVAL OF THE MATTERS DISCUSSED HEREIN BEING DEEMED GRANTED PURSUANT TO THE LOAN AGREEMENT" and the envelope containing such second notice shall have been marked "PRIORITY" in bold letters, (e) Administrative Agent has not requested additional information and/or documentation that has not been received by Administrative Agent, and (f) Administrative Agent shall have failed to respond to such second notice with a disapproval or request for additional information and/or documentation within such five (5) Business Day period. For purposes of clarification, Administrative Agent requesting additional and/or clarified information, in addition to approving or denying any request (in whole or in part), shall be deemed a response by Administrative Agent for purposes of the foregoing.

"Default" means the occurrence of any event hereunder or under any other Loan Document which, but for the giving of notice or passage of time, or both, would be an Event of Default.

"Default Rate" means a rate per annum equal to five hundred (500) basis points (i.e., 5%) above the Interest Rate that would otherwise be in effect.

"Design Professional" means any architect, engineer, and/or other design professions engaged by (or on behalf of) Borrower with respect to the design and/or engineering of the Project.

"Design Professional Agreement" means any agreement between Borrower and any Design Professional, each as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms and conditions of this Agreement.

"Design Professional Consent" means a consent agreement in form and content reasonably acceptable to Administrative Agent executed by any applicable Design Professional with respect to the related Design Professional Agreement.

"Designated Person" means any Person (a) named on the Specially Designated Nationals And Blocked Persons List maintained by the Office of Foreign Assets Control ("OFAC") (see https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx) or its replacement, (b) named on the Consolidated Sanctions List maintained by OFAC (see https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/consolidated.aspx) or its replacement, (c) named in the regulations adopted under the Special Economic Measures Act (Canada) (see http://laws-lois.justice.gc.ca/eng/acts/S-14.5/index.html) or its replacement, (d) named on any other list of terrorists, terrorist organizations, narcotics traffickers or other sanctioned Persons maintained by OFAC, or on any similar lists maintained by any other Governmental Authority, (e) that is a senior foreign political figure (defined as a senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation, and includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure), or any immediate family member (including parents, siblings, spouse, children and in-laws) or close associate (meaning a Person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure) of a senior foreign political figure, (f) with whom transacting business (whether directly or indirectly, or with any entity in which such Person owns a direct or indirect ownership interest) is or would be prohibited by any Legal Requirement, (g) that has

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been previously indicted for or convicted of, or is currently indicted for, any felony involving a crime or crimes of moral turpitude or for any violation of any Legal Requirements relating to terrorism, trade restrictions, narcotics trafficking, money laundering, or criminal organizations, or is currently under investigation by any Governmental Authority for alleged criminal activity; or (h) owned or Controlled by, or acting for or on behalf of, any such Person listed in clauses (a) through (g) above.

"Designated Jurisdiction" means any country or territory (a) which is designated as high risk or monitored jurisdictions by the Financial Action Task Force on Money Laundering (see: http://www.fatf-gafi.org/countries/#high-risk), (b) that has been designated by the U.S. Secretary of the Treasury under Section 311 of the USA PATRIOT Act as of primary money laundering concern (see https://www.fincen.gov/resources/statutes-and-regulations/311-special-measures), (c) has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization of which the United States is a member, if the United States has concurred in such designation, (c) is subject to trade or economic sanctions administered and/or enforced by OFAC (see https://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx) or otherwise pursuant to Economic Sanctions and Anti-Money Laundering Laws, or (d) for which Canadian Sanctions are in place (see http://www.international.gc.ca/sanctions/countries-pays/index.aspx?lang=eng).

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Elevator Modernization and Interiors Work" means the "Elevator Modernization" and "Elevator Interiors" described on the "Immediate Repairs" page to the Project Budget.

"Eligibility Requirements" means, with respect to any Person, that such Person (a) has total assets (in name or under management) in excess of $600,000,000 and capital/statutory surplus or shareholder's equity of $250,000,000 (but, for the avoidance of doubt, an advisory firm, Permitted Fund Manager, or similar fiduciary need not satisfy such total assets and capital/statutory surplus or shareholder's equity requirements); and (ii) is regularly engaged in the business of making or owning (or, in the case of a fund advisor or manager, advising or managing with respect to a fund that is regularly engaged in the business of making or owning) commercial real estate loans (including mezzanine loans with respect to commercial real estate), originating preferred equity investments or owning or operating commercial properties.

"Environmental Indemnity" means that certain Environmental Indemnity Agreement dated as of the date hereof, executed by Borrower and Guarantor in connection with the Loan for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

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"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Excess Disbursement" means, with respect to any applicable Payment Date, the amount received by Borrower pursuant to Sections 3.1(f) and (h) hereof (if any) on or about the Payment Date that is two (2) months prior to such Payment Date (i.e., for a Payment Date in June, the relevant Payment Date is the one occurring in April), less the amount thereof actually spent on the Operating Expenses (or other applicable expenditures) for which such disbursement was made.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exit Fee" means an amount equal to (a) the Exit Fee Mortgage Share multiplied by (b) the Exit Fee (Aggregate).

"Exit Fee (Aggregate)" shall be calculated on an aggregate basis for the Loan and the Mezzanine Loan and shall be equal to (a) in the case of a partial payment of the Loan and/or the Mezzanine Loan (without implying that Borrower has a right to partially prepay the Loan other than as expressly provided in this Agreement), the Exit Fee Percentage multiplied by the sum of (i) the amount of the Loan being prepaid, plus (ii) the amount of the Mezzanine Loan being prepaid, and (b) in the case of payment of the Loan in full or in the event of the acceleration of the Loan in connection with an Event of Default, the sum of (i) the Exit Fee Percentage multiplied by the sum of (A) the Loan Amount, plus (B) the Mezzanine Loan Amount, less (ii) all amounts previously paid under clause (a) under this Agreement and the Mezzanine Loan Agreement.

"Exit Fee Mortgage Share" means the quotient obtained by dividing (a) the Loan Amount (Note B) by (b) the sum of (i) the Loan Amount (Note B), plus (ii) the Mezzanine Loan Amount.

"Exit Fee Percentage" means twenty-five hundredths percent (0.25%).

"Extension Conditions" means each of the following: (a) Borrower shall have given at least thirty (30) days' prior written notice to Administrative Agent of its intention to extend the Maturity Date; (b) no Event of Default shall exist as of the applicable Maturity Date; (c) the Debt Yield (after giving effect to any voluntary prepayment made in compliance with this Agreement) shall be at least (i) with respect to the first extension of the Maturity Date permitted hereunder, nine and 00/100 percent (9.00%) as of the applicable Maturity Date, and (ii) with respect to the second extension of the Maturity Date, permitted hereunder, ten and 00/100 percent (10.00%) as of the applicable Maturity Date; (d) intentionally omitted; (e) Borrower shall have paid to Administrative Agent a fee in the amount of 0.25% of the Outstanding Principal Balance (including the amount of any Additional Advance funded by Administrative Agent on such Maturity Date and any Additional Advance that Borrower remains eligible to receive pursuant to this Agreement), for each extension and shall have paid or reimbursed all of Administrative Agent's outstanding fees and expenses; (f) Borrower shall have obtained (and collaterally assigned to Administrative Agent pursuant to such documents as Administrative Agent may require) an interest rate cap complying with the requirements of Section 5.1.4 hereof, expiring no earlier than the extended Maturity Date, capping the applicable Index at the applicable Strike Rate, and has a notional principal amount not less than the Outstanding Principal Balance; (g) Mezzanine Borrower shall have extended the Maturity Date (as defined in the Mezzanine Loan Agreement) of the Mezzanine Loan to a date not sooner than the extended Maturity Date hereunder (including that all conditions precedent to such extension shall have been satisfied by Mezzanine Borrower or waived in writing by Mezzanine Loan Administrative Agent); and (h) Guarantor shall then exist and be in good standing under the laws of the State of its

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formation, and its governing documents shall not contain provisions requiring the termination of its existence prior to the date that is five (5) years following the extended Maturity Date.

"Extraordinary Lease Payments" means, collectively, (a) payments made in connection with any rejection, termination or cancellation of any Lease (including in any bankruptcy case), Lease buy-out, and surrender payments from tenants or any holdover rents or use and occupancy fees from tenants or former tenants, or reimbursements for tenant improvements and leasing commissions, (b) all sums paid with respect to a modification of any Lease or otherwise paid in connection with Borrower taking any action under any Lease (e.g., granting a consent) or waiving any provision thereof, and (c) all sums paid by a tenant to reimburse Borrower for capital expenditures made with respect to the Property.

"FATCA" means (a) Sections 1471 through 1474 of the Code, in effect as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to the foregoing, and (b) any similar law adopted by any non-U.S. Governmental Authority pursuant to an intergovernmental agreement between such non-U.S. jurisdiction and the United States.

"Fire Alarm Upgrades" means the "Fire Alarm Upgrade" described on the "Immediate Repairs" page to the Project Budget.

"Fitch" means Fitch, Inc.

"Force Majeure" means any event, circumstance or condition beyond the reasonable control of Borrower, including strikes, labor disputes, acts of God, the elements, governmental restrictions, regulations or controls, enemy action, civil commotion, fire, casualty, accidents, mechanical breakdowns or shortages of, or inability to obtain, labor, utilities or materials, or which causes delay; provided, however, that (a) neither any lack of funds (unless due to Administrative Agent, Lender or Servicer non-compliance with this Agreement) nor any illiquidity or disruption affecting capital markets or other general economic conditions, shall be deemed to be a condition beyond the control of Borrower; (b) Borrower promptly notifies Administrative Agent of the existence of such event, circumstance or condition after Borrower becomes aware that such event, circumstance or condition constitutes Force Majeure (but in no event more than ten (10) days after Borrower becomes aware of the same); and (c) the delay that could result from such Force Majeure shall not cause or result in a default or violation by Borrower under any material contracts or licenses and permits affecting the Property or under any applicable Legal Requirements.

"Future Development Unit" means the "Future Development Unit" as such term is defined in the Condominium Declaration.

"General Contractor" means a general contractor with a valid contractor's license in the State where the Property is located and that has been approved by Administrative Agent, which approval shall not be unreasonably withheld.

"General Contractor Agreement" means a guaranteed maximum price construction contract between Borrower and General Contractor for the completion of the Project in accordance with the Plans and Specifications, in the full amount of the Project Budget, in form and content reasonably acceptable to Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms and conditions of this Agreement.

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"General Contractor Consent" means a consent agreement in form and content reasonably acceptable to Administrative Agent executed by the General Contractor with respect to the General Contractor Agreement.

"Governmental Authority" means any court, board, agency, bureau, department, commission, office or other authority of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise), whether now or hereafter in existence.

"Guarantor" means, individually and collectively as the context may require, NexPoint SOF and HCRE Partners, together with their respective successors and permitted assigns.

"Guaranty" means individually and collectively as the context may require: (i) that certain Guaranty of Recourse Obligations dated as of the date hereof, from Guarantor to and for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (the "Recourse Guaranty"); (ii) that certain Completion Guaranty dated as of the date hereof, from Guarantor to and for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (the "Completion Guaranty"); and (iii) that certain Guaranty of Required Equity, Required Pay Down and Master Lease dated as of the date hereof, from Guarantor to and for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (the "Required Equity Guaranty").

"Hard Costs" means, collectively, all costs and expenses set forth in the Project Budget which are denominated therein as "hard costs".

"HCRE Partners" means HCRE Partners, LLC, a Delaware limited liability company.

"Hotel Component" means the portion of the Tower Unit constituting floors 4 through 9 thereof, together with all access, entry and other rights appurtenant thereto.

"Hotel Improvements" means the improvements proposed to be made to the Hotel Component as are necessary or appropriate to convert the Hotel Component to a franchised hotel.

"Hotel Preconstruction Services" means pre-construction services provided in connection with the planning, design and/or franchising of the Hotel Component (including, without limitation, architect and design fees and franchise fees or deposits).

"Hotel Predevelopment Expenditures" means, individually and collectively as the context may require, costs and expenses incurred in connection with (a) the AON Lease Relocation or Replacement, (b) the Schmidt & Stacy Lease Relocation, and (c) Hotel Preconstruction Services, but specifically excluding any hard costs in connection with the construction of improvements related to the Hotel Component.

"Hudson Advisors" Hudson Advisors L.P., a Delaware limited liability company, together with its permitted successors and/or assigns.

"HVCRE Loan" means a loan classified as a "Highly Volatile Commercial Real Estate Loan" by the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority) including, without limitation, the rules, guidelines and directives promulgated pursuant to Basel III.

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"Immediate Repairs" means the repairs and upgrades to the Property described on Schedule I hereto.

"Indebtedness" means for any Person, on a particular date, the sum (without duplication) at such date of (a) all indebtedness or liability of such Person (including amounts for borrowed money and indebtedness in the form of mezzanine debt and preferred equity); (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (including trade obligations for which such Person is liable); (d) obligations under letters of credit; (e) obligations under acceptance facilities; (f) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds, to invest in any Person or entity, or otherwise to assure a creditor against loss; (g) obligations secured by any liens granted by such Person, whether or not the obligations have been assumed or are those of any other Person, and (h) without duplication of the foregoing, any contingent obligations of such Person (determined in accordance with the Approved Accounting Method).

"Indemnified Taxes" means (a) Taxes imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes; provided, however, Indemnified Taxes shall not include any of the following Taxes imposed on or with respect to a Lender or required to be withheld or deducted from a payment to a Lender: (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (A) imposed as a result of such Lender being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (B) that are Other Connection Taxes; (ii) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (A) such Lender acquires such interest in the Loan, or (B) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.3.6(a), amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; (iii) Taxes attributable to such Lender's failure to comply with Section 2.3.6(b); and (iv) any U.S. federal withholding Taxes imposed under FATCA.

"Independent Accountant" means a "Big Four" accounting firm or another accounting firm of nationally recognized, certified public accountants which is selected by Borrower and acceptable to Administrative Agent and (a) does not have any direct financial interest or any material indirect financial interest in Borrower, Guarantor, or in any Affiliate thereof, (b) with respect to which the personnel dedicated to such matter is not connected with Borrower, Guarantor, or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, partner, member, manager, creditor, director, supplier, customer, or person performing similar functions, and (c) with respect to which the personnel dedicated to such matter is not a member of the immediate family of a Person described in clause (a) or (b) above. Administrative Agent hereby acknowledges that KPMG is an approved accounting firm so long as such firm satisfies the foregoing clauses (a) through (c) and is in good standing with respect to any applicable licenses required in order to perform accountancy services.

"Index" means (a) while LIBOR is the index upon which the Interest Rate is determined, LIBOR, and (b) while LIBOR is not the index upon which the Interest Rate is determined, the Alternative Rate Index.

"Individual Component" means each of the Tower Unit and the Future Development Unit.

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"Interest Period" means, with respect to any Payment Date, the period commencing on and including the eighth (8th) day of the preceding calendar month and ending on and including the seventh (7th) day of the calendar month in which such Payment Date occurs.

"Interest Rate" means, for any Interest Period, the sum of (a) the Spread, plus (b) the LIBOR Interest Rate for such Interest Period (provided, however, that during any period in which an Alternative Rate Condition exists, "Interest Rate" means, for any Interest Period, the Alternative Rate for such Interest Period).

"Key Tenant" means each of Dean Foods, Hudson Advisors and Zix Corporation.

"Key Tenant Lease" means any Lease with a Key Tenant.

"Key Tenant Reduction Event" means the date on which (a) any Key Tenant enters into an agreement with Borrower (or otherwise exercises an option or right set forth in its Key Tenant Lease) to reduce the square footage of the demised premises under such Key Tenant Lease below the square footage constituting the demised premises under such Key Tenant Lease as of the Closing Date, and (b) Administrative Agent determines in good faith that the Extraordinary Lease Payment (if any) made by such Key Tenant in conjunction with such reduction of the demised premises and deposited into the TI/LC Reserve Account pursuant to Section 3.2(e) hereof is less than the product of (i) $55.00 and (ii) the positive difference between (A) the total square footage of the demised premises under such Key Tenant Lease as of the Closing Date and (B) the total square footage of the demised premises under such Key Tenant Lease following said reduction.

"Key Tenant Reduction Event Cure" means, following the occurrence of one or more Key Tenant Reduction Events, that the aggregate sum of (a) the portion of the Extraordinary Lease Payments paid by the applicable Key Tenant(s) that remains on deposit in the TI/LC Reserve Account, plus (b) the remaining funds in Key Tenant Reserve Account, is equal to or greater than the product of (i) $55.00 and (ii) the positive difference between (A) the total square footage of the demised premises as of the Closing Date under all such applicable Key Tenant Lease(s) that are the subject of a Key Tenant Reduction Event, and (B) the total square footage of the demised premises under all such Key Tenant Lease(s) following the applicable Key Tenant Reduction Event(s).

"Lease" means any lease, sublease or sub-sublease, letting, license, concession or other agreement (whether written or oral and whether now or hereafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy all or any portion of any space in the Property, and (a) every modification, amendment or other agreement relating to such lease, sublease, sub-sublease, or other agreement entered into in connection with such lease, sublease, sub-sublease, or other agreement and (b) every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto.

"Lease Requirements" means the criteria for Leases described on Schedule IV attached hereto.

"Leasing Expenditures" means actual out-of-pocket expenses incurred by Borrower and payable to third parties in connection with the completion of tenant improvements required to be made pursuant to, and/or tenant improvement allowances required to be paid pursuant to, Leases entered into in accordance with the Loan Documents, and for leasing commissions payable in connection with Leases entered into in accordance with the Loan Documents, which expenses (a) are (i) specifically approved by Administrative Agent in connection with approving the applicable Lease, or (ii) incurred in the ordinary course of business and on market terms and

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conditions in connection with Leases which do not require Administrative Agent's approval under the Loan Documents (but in no event in excess of the amounts set forth in the Lease Requirements and excluding any expenses paid to Affiliates of Borrower or Guarantor (other than expenses paid to any Affiliate of Borrower or Guarantor in accordance with the terms of the Management Agreement), or (iii) otherwise approved by Administrative Agent, and (b) are substantiated by executed Lease documents or other documentary support reasonably acceptable to Administrative Agent.

"Legal Requirements" means all federal, state, county, municipal and other governmental statutes, laws, rules, orders, regulations, ordinances, building codes, land laws, judgments, decrees and injunctions of Governmental Authorities affecting the Loan, any Secondary Market Transaction with respect to the Loan, Borrower, Guarantor and/or the Property or any part thereof, or the construction, use, alteration or operation thereof, or any part thereof, whether now or hereafter enacted and in force, including the Securities Act, the Exchange Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (or any statute replacing or amending the same), the Americans with Disabilities Act of 1990, all laws, regulations, and executive orders relating to terrorism, economic or financial sanctions or trade embargoes or restrictions, narcotics trafficking, money laundering, criminal organizations, bribery, or corruption, and all permits, licenses and authorizations and regulations relating thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to Borrower, at any time in force affecting Borrower, Guarantor, the Property or any part thereof, including any which may (a) require repairs, modifications or alterations in or to the Property or any part thereof, or (b) in any way limit the use and enjoyment thereof.

"Lender" or, collectively, "Lenders" means the Lender(s) initially party to this Agreement and each and every successor or assign of such Lender(s) that becomes a Lender hereunder.

"Letter of Credit" means an irrevocable, unconditional, freely transferable (without cost to Administrative Agent), clean sight draft letter of credit that (a) names a Person other than Borrower as the account party, (b) either does not expire sooner than, or can be renewed for successive one (1) year periods ending not sooner than, thirty (30) days after the then-applicable scheduled Maturity Date (or such earlier date as is thirty (30) days after such Letter of Credit is no longer required pursuant to the terms of this Agreement), (c) entitles Administrative Agent to draw thereon in San Francisco, California, or New York, New York, based solely on a statement purportedly executed by an officer of Administrative Agent stating that it has the right to draw thereon, (d) is issued by a domestic bank (or the U.S. agency or branch of a foreign bank that has a minimum long term unsecured debt rating of at least "A" by S&P or "A2" by Moody's (or if there are no domestic banks or U.S. agencies or branches of a foreign bank then issuing letters of credit, then such letter of credit may be issued by a domestic bank, the long term unsecured debt rating of which is single "A" or better (or an equivalent rating) then given by at least one Rating Agency to a domestic commercial bank), in any event having an office in San Francisco, California, or New York, New York, where presentation may be made by Administrative Agent, and (e) is otherwise in form and substance acceptable to Administrative Agent. If at any time the bank issuing any such Letter of Credit shall cease to satisfy the above-described criteria, or if Borrower fails to cause such Letter of Credit to be renewed or replaced no later than thirty (30) days prior to any stated expiration thereof, then, Administrative Agent shall have the immediate right, to draw down the same in full (or in part) and hold the proceeds of such draw as collateral for the Debt in a Reserve Account.

"LIBOR" means, with respect to each Interest Period, the higher of (a) two hundred (200) basis points (i.e., 2.00%), and (b) the rate determined by Administrative Agent to be the per annum rate for deposits in U.S. Dollars for a period of thirty (30) days which appears on Reuters Screen LIBOR01 Page (or the successor thereto) as the London Interbank Offering Rate as of 11:00 a.m., London time, on the date that is two (2) Business Days (on which commercial banks

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in London, England, are open for business) prior to the day on which such Interest Period commences (rounded upwards, if necessary, to the nearest 1/1,000th of 1%); provided, however, if such rate does not appear on said Reuters Screen LIBOR01 Page (or the successor thereto), Administrative Agent shall use the arithmetic mean (rounded as aforesaid) of the offered quotations of rates obtained by Administrative Agent from four (4) major banks in the London interbank market selected by Administrative Agent for deposits in U.S. Dollars for a period of thirty (30) days to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on the above-described determination date and in an amount that is representative for a single transaction in the relevant market at the relevant time; or if fewer than two (2) such banks provide Administrative Agent with such quotations, Administrative Agent shall use the rate per annum which Administrative Agent determines to be the arithmetic mean (rounded as aforesaid) of the offered quotations of rates which major banks in New York, New York selected by Administrative Agent are quoting at approximately 11:00 a.m., New York City time, on the above-described determination date for loans in U.S. Dollars to leading European banks for a period of thirty (30) days in amounts of not less than U.S. $1,000,000.00. Administrative Agent's determination of LIBOR shall be binding and conclusive on Borrower absent manifest error. LIBOR may or may not be the lowest rate based upon the market for U.S. Dollar deposits in the London Interbank Eurodollar Market at which Administrative Agent prices loans on the date which LIBOR is determined by Administrative Agent as set forth above. Upon not less than thirty (30) days prior written notice to Borrower, Administrative Agent may elect to use a different reference source for determining LIBOR (which source shall remain in effect until Administrative Agent notifies Borrower otherwise).

"LIBOR Interest Rate" means with respect to each Interest Period, the quotient of (a) LIBOR applicable to such Interest Period, divided by (b) a percentage equal to 100% minus the Reserve Requirement (if any) applicable to such Interest Period.

"Loan Amount" means $153,683,400.00.

"Loan Amount (Note B)" means $27,584,200.00.

"Loan Documents" means, collectively, this Agreement, the Note, the Security Instrument, the Assignment of Leases, the Guaranty, the Environmental Indemnity, the Assignment of Management Agreement, the Cash Management Agreement, the Clearing Account Agreement, the Condominium Certification, the Master Lease, each acknowledgment of an assignment of any Interest Rate Cap Agreement, and all other certificates, documents, agreements or instruments now or hereafter executed and/or delivered in connection with the Loan (as each may be amended, modified, extended, consolidated or supplemented from time to time).

"Loss" or "Losses" means, with respect to any Person, all liabilities, obligations, losses, damages, fines, penalties, actions, proceedings, judgments, suits, claims, debts, costs, expenses, charges, fees, awards, amounts paid in settlement, demands, and disbursements of any kind or nature whatsoever (including attorneys' fees) of or suffered or incurred by such Person in connection with or relating to the Loan, the Property, or any other collateral for the Loan (but not including (a) special, speculative, exemplary, or punitive damages, or (b) consequential damages in the nature of alleged "lost profits" or "lost opportunities", or (c) unrealized loss in the nature of diminution in value of the Property (for clarity, if Administrative Agent, any Lender or any nominee thereof acquires title to the Property via foreclosure, its winning bid at such foreclosure sale shall not form a basis for realizing a loss for diminution in value of the Property), in each case with respect to the foregoing clauses (a), (b), and (c) except to the extent that a party seeking indemnification of such amount has paid or is required to pay such measure of damages other than as a result of (and to the extent of) its own gross negligence willful misconduct or fraud).

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"Major Lease" means any Lease or Leases with respect to the Property, (a) in which a Person together with one or more of its Affiliates, is leasing in the aggregate, in excess of 54,000 square feet (inclusive of expansion options), (b) has a term of ten (10) years or longer (inclusive of extension options), (c) which (together with any Lease to one or more of such tenant's Affiliates) constitutes more than five percent (5.0%) of the total annual Revenues of the Property, or (d) with respect to which the tenant is an Affiliate of Borrower or Guarantor.

"Management Agreement" means that certain Property Management Agreement between CP Tower Owner and Manager, or such other property management agreement between Borrower and a Manager as may be approved from time to time by Administrative Agent.

"Manager" means Nexbank Securities, Inc., a Delaware corporation, d/b/a Nexbank Realty Advisors, or, if the context requires, a property manager approved by Administrative Agent in accordance with the terms and provisions of this Agreement.

"Master Lease" means that certain Lease Agreement dated of even date herewith between Borrower and Guarantor with respect to the Property.

"Material Adverse Effect" means a material adverse effect on (a) the Property or the value or use thereof, (b) the business, profits, management, operations or condition (financial or otherwise) of Borrower, Required SPE Entity, Guarantor, or the Property, taken as a whole, (c) the enforceability, validity, perfection or priority of the lien of the Security Instrument or the other Loan Documents, or (d) the ability of any party to the Loan Documents to perform its obligations under the Loan Documents to which it is a party.

"Maturity Date" means (a) the Scheduled Maturity Date, (b) if the applicable Extension Conditions have been satisfied as of the Scheduled Maturity Date, the Payment Date in September, 2022, (c) if the applicable Extension Conditions have been satisfied as of the Maturity Date described in the foregoing clause, the Payment Date in September, 2023, or (d) the date on which the Debt has been accelerated as herein provided.

"Maximum Additional Advance Amount" means the sum of Twenty-Three Million Eight Hundred Eighty-Six Thousand and 00/100ths Dollars ($23,886,000.00).

"Mezzanine Borrower" means the Borrower as defined in the Mezzanine Loan Agreement.

"Mezzanine Borrower Required SPE Entity" means the Required SPE Entity defined in the Mezzanine Loan Agreement.

"Mezzanine Lender" means the Lender as defined in the Mezzanine Loan Agreement.

"Mezzanine Loan" means the Loan as defined in the Mezzanine Loan Agreement.

"Mezzanine Loan Additional Advance" means an Additional Advance under and as defined in the Mezzanine Loan Agreement.

"Mezzanine Loan Administrative Agent" means the Administrative Agent as defined in the Mezzanine Loan Agreement.

"Mezzanine Loan Agreement" means that certain Mezzanine Loan Agreement, dated as of the date hereof, by and between Mezzanine Borrower, Mezzanine Loan Administrative Agent, and Mezzanine Lender, as the same may be amended, modified and/or supplemented from time to time.

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"Mezzanine Loan Amount" means the Loan Amount as defined in the Mezzanine Loan Agreement.

"Mezzanine Loan Debt Service" means, with respect to any particular period of time, scheduled principal and/or interest payments due under the Mezzanine Loan Agreement.

"Mezzanine Loan Documents" means all documents evidencing and/or securing the Mezzanine Loan and all documents executed and/or delivered in connection therewith, as the same may be amended, modified and/or supplemented from time to time.

"Mezzanine Loan Event of Default" means an Event of Default under and as defined in the Mezzanine Loan Documents.

"Mezzanine Loan Event of Default Revocation Notice" means a written notice from Mezzanine Loan Administrative Agent, with respect to the Mezzanine Loan (upon which Administrative Agent may conclusively rely without any inquiry into the validity thereof) that a Mezzanine Loan Event of Default of which Administrative Agent was previously notified no longer exists.

"Mezzanine Loan Monthly Debt Service Notice Letter" means a written notice delivered by Mezzanine Loan Administrative Agent (or by Borrower if Mezzanine Loan Administrative Agent fails to do so) setting forth (a) the Mezzanine Loan Monthly Payment Amount payable by Mezzanine Borrower on the first Payment Date occurring after the date such notice is delivered, and (b) the account to which Mezzanine Loan Administrative Agent requires funds to be sent and wiring instructions for such payment (upon which letter Administrative Agent may conclusively rely without any inquiry into the validity thereof).

"Mezzanine Loan Monthly Payment Amount" means, for each Payment Date, an amount equal to the amount of interest (at the non-default rate) and principal (as applicable) which is due on the Mezzanine Loan under the Mezzanine Loan Documents for the Interest Period immediately preceding such Payment Date.

"Mezzanine Loan Outstanding Principal Balance" means, as of any date, the outstanding principal balance of the Mezzanine Loan.

"Minimum Multiple Amount" shall be calculated in the aggregate for the Loan and the Mezzanine Loan and shall equal $7,447,000.00

"Monthly Payment Amount" means, as of any Payment Date, (a) all accrued and unpaid interest that has accrued on the Outstanding Principal Balance at the Interest Rate for the Interest Period in effect as of the day immediately preceding such Payment Date, plus (b) for each Payment Date from and after the Payment Date in October, 2021, but excluding any Payment Date for which the applicable Amortization Waiver Condition has been satisfied for the period covering such Payment Date, a principal sum of ONE HUNDRED NINETY-TWO THOUSAND NINETY-ONE AND00/100 DOLLARS ($192,091.00); provided, however, if (y) as of the Payment Date in September, 2021, the Debt Yield exceeds 10.00%, the Monthly Payment Amount for the Payment Date in October, 2021 through and including the Payment Date in September, 2022 (unless such Payment Date in September, 2022 is also the Maturity Date, in which case the entire Debt shall be due and payable) shall be interest-only (and shall exclude any principal sum) and (z) as of the Payment Date in September, 2022, the Debt Yield exceeds 10.50%, the Monthly Payment Amount for the Payment Date in October, 2022 up to, but not including, the Payment Date in September, 2023 shall be interest-only (and shall exclude any principal sum) (each of sub-item (y) and (z) above shall be referred to herein as an "Amortization Waiver Condition").

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"Moody's" means Moody's Investors Service, Inc.

"National Securities" means National Securities Corporation.

"Net Proceeds" means (a) with respect to the occurrence of a Casualty, the net amount of all insurance proceeds payable under the Required Policies as a result of the applicable damage or destruction, after deduction of Administrative Agent's and Lender's costs and expenses (including, but not limited to, reasonable legal fees), if any, in collecting same (but not including the proceeds of any business interruption insurance), and (b) with respect to the occurrence of a Condemnation, the net amount of any payments received from the applicable Governmental Authority on account of such Condemnation, or in any transaction or proceeding in lieu thereof, after deduction of Borrower's, Lender's and Administrative Agent's costs and expenses (including reasonable legal fees and costs), if any, in collecting same.

"Net Proceeds Threshold" means the sum of Three Million One Hundred Fifty-Two Thousand Four Hundred Eighty and No/100ths Dollars ($3,152,480.00).

"NexPoint Advisors" means NexPoint Advisors, L.P., a Delaware limited partnership.

"NexPoint SOF" means NexPoint Strategic Opportunities Fund, a Delaware statutory trust.

"Note" or "Notes" means each Promissory Note (however denominated) executed by Borrower in favor of a Lender in connection with the Loan, individually or collectively, as the context may require.

"Note A" means, individually and collectively, each of Note A-1, Note A-1F, Note A-2 and Note A-2F.

"Note A-1" means that certain Promissory Note A-1 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note A-1F" means that certain Promissory Note A-1F of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note A-2" means that certain Promissory Note A-2 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note A-2F" means that certain Promissory Note A-2F of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note B" means, individually and collectively, each of Note B-1, Note B-1F, Note B-2 and Note B-2F.

"Note B-1" means that certain Promissory Note B-1 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

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"Note B-1F" means that certain Promissory Note B-1F of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note B-2" means that certain Promissory Note B-2 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Note B-2F" means that certain Promissory Note B-2F of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

"Obligations" means, collectively, Borrower's obligations for the payment of the Debt and the performance of all obligations of Borrower contained in the Loan Documents.

"Officer's Certificate" means a certificate delivered to Administrative Agent by Borrower that is signed by an authorized senior officer of Borrower or of the entity that Controls Borrower, as applicable, in the form attached hereto as Exhibit B-1.

"Operating Expenses" means, for any period, the total of all expenditures, computed in accordance with the Approved Accounting Method, of whatever kind during such period relating to the operation, maintenance and/or management of the Property that are incurred on a regular monthly or other periodic basis (including utilities, ordinary repairs and maintenance, insurance, license fees, property taxes and assessments, advertising expenses, management fees, payroll and related taxes, computer processing charges, operational equipment or other lease payments, and other similar costs), but excluding (a) non-cash charges such as depreciation and amortization, (b) Debt Service and Mezzanine Loan Debt Service, (c) Capital Expenditures, (d) tenant improvements and leasing commissions, (e) any amounts in the Reserve Accounts required under the Loan Documents, (f) costs of restoration following a Casualty or Condemnation, (g) any payment or expense for which Borrower or Mezzanine Borrower was or is to be reimbursed from proceeds of the Loan or the Mezzanine Loan (respectively), by insurance, or by any third party, and (h) federal, state or local income taxes.

"Other Connection Taxes" means, with respect to any Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Tax (other than connections arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

"Outstanding Principal Balance" means, as of any date, the outstanding principal balance of the Loan.

"PACE Loan" means any "property-assessed clean energy loan" or any other indebtedness (without regard to the name given to such indebtedness) which is (a) incurred for improvements to the Property for the purpose of increasing energy efficiency, increasing use of renewable energy sources, resource conservation, or a combination of the foregoing, and (b) repaid through multi-year assessments against such Property.

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"Partial Assignment of Declarant's Rights" means that certain Partial Assignment of Declarant's Rights dated November 1, 2016, made by and between Uptown CityPlace, LLC, a Delaware limited liability company, and Uptown TRS, LLC, a Delaware limited liability company and recorded as Instrument No. 201600308352 in the real property records of Dallas County, Texas.

"Payment Date" means the eighth (8th) day of each calendar month during the term of the Loan or, if such day is not a Business Day, the immediately preceding Business Day.

"Permitted Encumbrances" means (a) with respect to the Property, collectively (i) the liens and security interests created by the Loan Documents, (ii) all liens, encumbrances and other matters disclosed in the Title Insurance Policy, (iii) liens, if any, for Property Taxes imposed by any Governmental Authority not yet due or delinquent or which are being contested by Borrower in accordance with the terms and conditions of this Agreement (provided, however, in no event shall any lien or charge securing a PACE Loan be deemed a Permitted Encumbrance), (iv) such other title and survey exceptions as Administrative Agent has approved, (v) inchoate mechanics' and materialmens' liens, or actual mechanics' and materialmens' liens provided same are discharged or bonded within thirty (30) days of the filing thereof (but in any case prior to the date on which any foreclosure or other realization thereon is scheduled to occur if sooner than such 30-day period) or which are otherwise being contested by Borrower in accordance with the terms and conditions of this Agreement, (vi) the Leases entered into prior to the date hereof or after the date hereof in accordance with the terms and conditions hereof, and (vii) equipment leases for equipment used at the Property so long as the same are secured, if at all, solely by the subject equipment leased thereunder, and the obligations of Borrower with respect thereto constitute Permitted Indebtedness hereunder, and (b) with respect to the direct or indirect ownership interests in Borrower, the liens of the Mezzanine Loan Documents.

"Permitted Fund Manager" means as of any date of determination, any Person, or any Affiliate of such Person, that is then (a) an entity listed on Exhibit E (or an Affiliate thereof) or another nationally-recognized manager of investment funds (or an Affiliate thereof) investing in debt or equity interests relating to commercial real estate; (b) investing through a fund with committed capital of at least $200,000,000; and (c) not subject to a Bankruptcy Action.

"Permitted Indebtedness" means (a) in the case of Borrower, (i) the Debt, and (ii) unsecured trade and operational debt incurred in the ordinary course of business relating to the ownership and operation of the Property and the routine administration of Borrower, in amounts not to exceed two percent (2%) of the sum of the Loan Amount and the Mezzanine Loan Amount, which liabilities are not due more than sixty (60) days past the date incurred, are not evidenced by a note, and are paid when due; and (b) in the case of any applicable Required SPE Entity, unsecured trade and operational debt incurred in the ordinary course of business relating to the ownership of its ownership interest in Borrower, in amounts not to exceed $10,000.00, which liabilities are not due more than sixty (60) days past the date incurred, are not evidenced by a note, and are paid when due.

"Permitted Transfer" means any of the following Transfers: (a) Transfers of up to forty-nine percent (49%) of the direct or indirect interests (in the aggregate of all such Transfers) in Borrower; (b) Transfers of direct or indirect ownership interests in an entity that owns a direct or indirect ownership interest in Borrower for bona fide estate planning purposes by any natural person to one or more of such natural person's family members or trusts (or other entities) established for the benefit of one or more of such natural person's immediate family members (but subject in all cases to the terms and conditions of the Guaranty); (c) Transfers of direct or indirect ownership interests in Borrower that occur by operation of law upon the death of a natural person that was the holder of such interest to a member of the immediate family of such interest holder or a trust (or other entity) or family conservatorship established for the benefit of

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such immediate family member; (d) Transfers of the direct or indirect interests in a Restricted Party to and among the holders thereof as of the date hereof; (e) Permitted Encumbrances; (f) Transfers of worn out or obsolete Personal Property that are promptly replaced with property of equivalent value and functionality if reasonably necessary or which is no longer necessary in connection with the operation of any Property; (g) Leases that have been approved by Administrative Agent (or that do not require Administrative Agent's approval) in accordance with this Agreement; (h) the Transfer of the direct and/or indirect ownership interests in Borrower pursuant to a foreclosure or voluntary transfer in lieu thereof or other exercised remedies under the Mezzanine Loan Documents; (i) any Transfer in respect of, or of a direct or indirect interest in, any Person listed on the New York Stock Exchange or another nationally recognized stock exchange; and (j) a Release consummated in accordance with the terms and conditions of Section 5.2.10 hereof; provided, however, no such Transfer described in clauses (a) through (d) above shall result in: (i) (A) NexPoint SOF failing to own at least fifty-one percent (51%) of the direct or indirect ownership interests in CP Tower Owner, or HCRE Partners failing to own at least fifty-one percent (51%) of the direct or indirect ownership interests in CP Land Owner, or (B) a change in Control of a Restricted Party; or (C) with respect to any Transfer described in clause (i) above only, NexPoint Advisors failing to remain the investment advisor of NexPoint SOF; (ii) the termination or dissolution of a Restricted Party (by operation of law or otherwise); (iii) the representations contained in Sections 4.21 or 4.22 being untrue if made immediately following such Transfer; (iv) Borrower or any Required SPE Entity failing to be a Special Purpose Entity; (v) the Transfer by any Required SPE Entity of its ownership interest in Borrower; and (vi) other than a Transfer described in clause (i) above, if such Transfer would cause the transferee to increase its direct or indirect interest in Borrower to an amount which equals or exceeds 10% of the direct or indirect ownership interests in Borrower (and such transferee did not hold at least a 10% interest prior to such Transfer), such proposed transferee shall have complied with all of Administrative Agent's "know your customer" requirements, all Legal Requirements, and Borrower shall, prior to such Transfer, deliver to Administrative Agent (at Borrower's sole cost and expense) customary searches (credit, judgment, lien, etc.) acceptable to Administrative Agent with respect to such transferee.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, estate, trust, unincorporated association, any Governmental Authority, and any fiduciary acting in such capacity on behalf of any of the foregoing.

"Plans and Specifications" means each of the plans and specifications for the completion of the Project listed on Schedule X attached hereto, if any, and any other plans and specifications for the completion of the Project prepared or to be prepared by (or on behalf of) Borrower after the Closing Date, including without limitation, a description of the materials, equipment and fixtures necessary for the completion of the Project, any other architectural, structural, foundation and elevator plans and specifications prepared by a Design Professional and any other mechanical, electrical, plumbing and fire protection plans and specifications prepared by any Person retained or to be retained by Borrower, the applicable Design Professional or General Contractor, approved in writing by Administrative Agent (to the extent such approval is required by the terms of this Agreement), in each case, as the same may be amended by Change Orders applicable thereto that are permitted under this Agreement.

"Pro Rata Share" means (a) with respect to the Additional Advance Lenders, one hundred percent (100%) and (b) with respect to Mezzanine Lender, zero percent (0%).

"Project" means the Completion of all capital improvements to the Property described in the Project Budget, all in accordance with the Plans and Specifications that have been submitted to and approved by Administrative Agent, the Project Budget, and all Legal Requirements.

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"Project Budget" means the budget of costs and expenses to be incurred in connection with the Completion by Borrower of the Project, attached hereto as Exhibit D.

"Project Documents" means, collectively, all Construction Contracts, the Plans and Specifications, the Project Budget, the Project Permits, the Project Schedule, as any of the foregoing may be amended, replaced, supplemented or otherwise modified from time to time in accordance with the terms and conditions of this Agreement.

"Project Expenditures" means costs and expenses incurred in connection with the completion by Borrower of the Project in accordance with the Project Budget, including Hard Costs and Soft Costs, but not including Leasing Expenditures.

"Project Permits" means, collectively, all authorizations, consents and approvals, licenses and permits given or issued by Governmental Authorities which are required for the completion of the Project in accordance with all Legal Requirements and the Plans and Specifications, and for the performance and observance of all obligations and agreements of Borrower contained herein or in the other Loan Documents relating to the completion of the Project, as the same may be amended, replaced, supplemented, assigned or otherwise modified from time to time in accordance with the terms of this Agreement and applicable Legal Requirements.

"Project Schedule" means the schedule for the projected progress of the completion of the Project attached as Schedule XI hereto.

"Project" means each parcel of real property described on Exhibit A attached hereto, the Improvements thereon and all Personal Property owned or leased by Borrower and encumbered by the Security Instrument, together with all rights pertaining to such property and Improvements, as more particularly described in the granting clause of the Security Instrument and referred to therein as the "Property".

"Property Taxes" means all real estate and personal property taxes, assessments, water rates or sewer rents (excluding income taxes), now or hereafter levied or assessed or imposed against the Property or part thereof, together with all interest and penalties thereon. In no event shall any PACE Loan be considered a Property Tax for the purposes of this Agreement.

"Qualified Transferee" means one or more of the following that is not an Embargoed Person: (a) ACORE Capital, LP, Delphi CRE Funding LLC, Tokio Marine Holdings, Inc., Reliance Standard Life Insurance Company, Philadelphia Indemnity Insurance Company, Safety National Casualty Corporation, Tokio Millennium RE AG, Houston Casualty Corporation, U.S. Specialty Insurance Company, Global Investment Fund I, a Delaware statutory trust, on behalf of TRE ACR Portfolio, a series of the trust, American Family Life Assurance Company of Columbus, a Nevada corporation, or any Affiliate of any of the foregoing; (b) a real estate investment trust, bank, saving and loan association, investment bank, insurance company, trust company, commercial credit corporation, pension plan, pension fund or pension advisory firm, mutual fund, government entity or plan that satisfies the Eligibility Requirements; (c) an investment company, money management firm or "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, or an institutional "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended, that satisfies the Eligibility Requirements; (d) an institution substantially similar to any of the foregoing entities described in clauses (b) and (c) (including, without limitation, any CLO or CDO entity or vehicle (or trustee therefor)) that satisfies the Eligibility Requirements; (e) an investment fund, limited liability company, limited partnership or general partnership with committed capital of at least $200,000,000 where a Permitted Fund Manager or an entity that is otherwise a Qualified Transferee under clauses (a) through (d) of this definition acts as the general partner, managing member or fund manager and at least fifty percent (50%) of the equity

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interests in such investment vehicle are directly owned by one or more entities that are otherwise Qualified Transferees under clauses (a) through (d) of this definition or by one or more institutional "accredited investors" within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended, or by one or more "qualified institutional buyer" (or both) within the meaning of Rule 144A promulgated under the Exchange Act, as amended (provided such institutional Qualified Transferee(s), "accredited investor(s)" and/or "qualified institutional buyer(s)" that are used to satisfy such fifty percent (50%) test satisfy the financial tests set forth in clause (a) of the definition of Eligibility Requirements but such Persons need not satisfy the experience test set forth in clause (b) of the definition of Eligibility Requirements so long as the Permitted Fund Manager does); (f) any Person that is acting in any agency capacity in connection with a lending syndicate, so long as more than fifty percent (50%) of the lenders in the lending syndicate (by loan balance or committed loan amounts) are Qualified Transferees (provided that such Qualified Transferees that are used to satisfy the fifty percent (50%) test set forth above in this clause (f) do not need to satisfy the experience test set forth in clause (b) of the definition of Eligibility Requirements so long as the Qualified Transferee acting in such agency capacity satisfies such experience test); or (g) Credit Suisse Group AG, Wells Fargo Bank, N.A., Goldman, Sachs & Co., Citibank, N.A., Bank of America, N.A., Morgan Stanley, Deutsche Bank AG, Bank of the Ozarks, MetLife, Inc., Prudential Financial, Inc., any Federal Home Loan Bank (or branch or division thereof) or Barclays Plc (or any Affiliate of any of the foregoing).

"Rating Agencies" means (a) prior to a Securitization, each of S&P, Moody's, Fitch, DBRS, Inc., Morningstar, Inc., or Kroll Bond Ratings, or any other nationally recognized statistical rating agency which has been approved by Administrative Agent, and (b) after a Securitization has occurred, each such Rating Agency which has rated the Securities in the Securitization.

"Related Loan" means a loan to an Affiliate of Borrower or secured by a parcel of real property, together with improvements thereon and personal property related thereto, that is "related" (within the meaning of the definition of Significant Obligor) to the Property, which loan is included in a Securitization with the Loan (or any portion thereof or interest therein).

"Release Amount" means an amount equal to (a) the Mortgage Share multiplied by (b) the Release Amount (Aggregate).

"Release Amount (Aggregate)" means the sum of $14,000,000.00.

"Required Pay Down" means an amount equal to (a) the Mortgage Share multiplied by (b) the Release Amount (Aggregate).

"Mortgage Share" means the quotient obtained by dividing (a) the Loan Amount by (b) the sum of (i) the Loan Amount, plus (ii) the Mezzanine Loan Amount.

"Reserve Accounts" means, collectively, the Tax Reserve Account, the Insurance Reserve Account, the Immediate Repair Reserve Account, the Capital Expenditure Reserve Account, the Project Expenditure Reserve Account, the TI/LC Reserve Account, the Hotel Predevelopment Expenditure Reserve Account, the Cash Sweep Tenant Reserve Account, the Key Tenant Reserve Account, the National Securities Outstanding TI Reserve Account, the Fire Alarm Upgrade Reserve Account, the Elevator Modernization and Interiors Reserve Account, the Concourse Renovation Reserve Account, the Excess Cash Flow Reserve Account, the Net Proceeds Reserve Account, and any other reserve or escrow account established under the Loan Documents from time to time.

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"Reserve Item" means, individually and collectively as the context may require, Immediate Repairs, Approved Capital Expenditures, Leasing Expenditures, Fire Alarm Upgrades, Elevator Modernization and Interiors Work, and Concourse Renovation Work.

"Reserve Requirement" means with respect to any Interest Period, the maximum rate of all reserve requirements (including all basic, marginal, emergency, supplemental, special or other reserves and taking into account any transitional adjustments or other schedule changes in reserve requirements during the Interest Period) which are imposed under Regulation D of the Board of Governors of the Federal Reserve System from time to time in effect (including any successor or other Regulation or official interpretation of said Board of Governors relating to reserve requirements applicable to member banks of the Federal Reserve System) on eurocurrency liabilities (or against any other category of liabilities which includes deposits by reference to which LIBOR is determined or against, any category of extensions of credit or other assets which includes loans by a non-United States office of a depository institution to United States residents or loans which charge interest at a rate determined by reference to such deposits) during the Interest Period and which are applicable to member banks of the Federal Reserve System with deposits exceeding one billion dollars, but without benefit or credit of proration, exemptions or offsets that might otherwise be available from time to time under the said Regulation D, to the extent the same is applicable to any holder of a Note or other interest in the Loan (including participation interests in the Loan). The determination of the Reserve Requirement shall be based on the assumption that Lender funded 100% of the Loan in the interbank eurodollar market. In the event of any change in the rate of such Reserve Requirement under said Regulation D during the applicable Interest Period, or any variation in such requirements based upon amounts or kinds of assets or liabilities, or other factors, including the imposition of Reserve Requirement, or differing Reserve Requirement, on one or more but not all of the holders of the Loan or any participation therein, such Lender may use any reasonable averaging and/or attribution methods which it deems appropriate and practical for determining the rate of such Reserve Requirement which shall be used in the computation of the Reserve Requirement. Administrative Agent's computation of same shall be final absent manifest error.

"Restoration" means the repair and restoration of the Property after a Casualty or, if the same results in repairable damage to the Property, a Condemnation, in either case as nearly as possible to the condition the Property was in immediately prior to such Casualty or Condemnation, with such alterations as may be approved by Administrative Agent.

"Restricted Party" means, collectively Borrower, any Required SPE Entity, Mezzanine Borrower, any Mezzanine Borrower Required SPE Entity, Guarantor, and any Affiliated Manager.

"Revenues" means all rents (including percentage rents), rent equivalents, moneys payable as damages or in lieu of rent or rent equivalents (including payments by reason of the rejection of a Lease in a Bankruptcy Action), all income and proceeds from judgments, settlements and other resolutions of disputes with respect to matters which would be includable in this definition of "Revenues" if received in the ordinary course of the Property operation, royalties (including all oil and gas or other mineral royalties and bonuses), income, receivables, receipts, revenues, deposits (including security, utility and other deposits), accounts, cash, issues, profits, fees, charges for services rendered, all other amounts payable as rent under any Lease or other agreement relating to the Property (including utility charges, escalations, forfeited security deposits, interest on credit accounts, service fees or charges, license fees, parking fees, rent concessions or credits), other required pass-throughs or reimbursements paid by tenants under Leases of any nature, and interest on amounts in the Reserve Accounts, if any, business interruption or other loss of income or rental insurance proceeds, and other income or consideration of whatever form or nature received by or paid to or for the account of or benefit of

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Borrower, Manager or any of their respective agents or employees from any and all sources arising from or attributable to the Property.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC company.

"Schmidt & Stacy Lease Relocation" means the relocation of the Schmidt & Stacy lease premises within the Tower Unit.

"Sanctions and Anti-Money Laundering Laws" means any Legal Requirements in force or hereinafter enacted related to sanctions, terrorism, money laundering or similar activities, including, without limitation, (a) (i) the USA Patriot Act, (ii) Executive Order No. 13224 on Terrorist Financing, (iii) Trading with the Enemy Act, (iv) the economic or financial sanctions or trade embargoes imposed, administered or enforced by OFAC and its regulations or the U.S. Department of State, and (b) (i) Canadian laws relating to Sanctions and anti-terrorism, including the Criminal Code (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada) and the United Nations Act (Canada) and the regulations, orders and guidelines issued under such statutes, including any statute, regulation, order, rule or guideline that amends, supplements or supersedes any of them (the "Canadian Sanctions").

"Scheduled Maturity Date" means the Payment Date in September, 2021.

"Securities Act" means the Securities Act of 1933, as amended.

"Security Instrument" means that certain first priority Deed of Trust, Assignment of Leases and Rents, Fixture Filing and Security Agreement dated the date hereof, executed and delivered by Borrower as security for the Loan and encumbering the Property, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"Significant Obligor" has the meaning set forth in Item 1101(k) of Regulation AB under the Securities Act.

"Soft Costs" means, collectively, all costs and expenses set forth in the Project Budget which are denominated therein as "soft costs".

"Spread" means (a) with respect to that portion of the Outstanding Principal Balance evidenced by Note A, Two Hundred Twenty-Five (225) basis points (i.e., 2.250000%), and (b) with respect to that portion of the Outstanding Principal Balance evidenced by Note B, Six Hundred Twenty-Five (625) basis points (i.e., 6.250000%).

"Strike Rate" means (a) with respect to the Interest Rate Cap Agreement required pursuant to Section 5.1.4 hereof, (i) while LIBOR is the index upon which the Interest Rate is determined, three and 50/100 percent (3.50%), or (ii) while LIBOR is not the index upon which the Interest Rate is determined, the number of basis points established at the time the Alternative Rate is first established with each change in Index that, when added to the Alternative Spread then in effect, would equal the sum of (a) three and 50/100 percent (3.50%), plus (b) the Weighted Average LIBOR Spread in effect as of such date, and (b) with respect to the Interest Rate Cap Agreement required pursuant to the definition of Extension Conditions, the lesser of (y) the rate determined pursuant to the foregoing clause (a), and (z) the rate determined by Administrative Agent such that, if it were then the Index component of the Interest Rate under the Loan and under the Mezzanine Loan, would result in a Debt Service Coverage Ratio (after giving effect to any voluntary prepayment made in compliance with this Agreement and the

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Mezzanine Loan Agreement) of at least 1.10:1.00 based on the then Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Title Insurance Policy" means the title insurance policy obtained by Administrative Agent in connection with the closing of the Loan.

"Tower Unit" means the "Tower Unit" as such term is defined in the Condominium Declaration.

"Trade Contract" means any agreement, contract or purchase order between Borrower, an Affiliate of Borrower or General Contractor, on the one hand, and any Trade Contractor, on the other hand, pursuant to which such Trade Contractor agrees to provide labor, materials, equipment and/or services in connection with the completion of the Project, in each case, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Trade Contractor" means any Person that is a contractor, subcontractor, sub-subcontractor, supplier or provider of labor, materials, equipment and/or services in connection with the completion of the Project.

"Transfer" means any sale, conveyance, transfer, lease, assignment, grant, mortgage, hypothecation, pledge, lien, security interest, charge, option, encumbrance, easement, or restrictive covenant, on or affecting the Property or any portion thereof or any interest therein (including any action which shall subject the Property or any collateral for the Loan to the lien or charge of a PACE Loan), or on or affecting any direct or indirect interest in Borrower, in each case whether by operation of law or otherwise (and with respect to an entity shall include the merger of such entity with or into any other entity); provided, however, this definition shall not include any Condemnation. For all purposes under the Loan Documents, a Transfer of the Property or Borrower shall include, but not be limited to: (a) an installment sales agreement wherein Borrower agrees to sell the Property, or any part thereof, for a price to be paid in installments; (b) an agreement by Borrower leasing all or substantially all of the Property for other than actual occupancy by a space tenant thereunder, or a sale, assignment or other transfer of, or the grant of a security interest in, Borrower's right, title and interest in and to any Leases or any Revenues; (c) if a Restricted Party is a corporation, any merger, consolidation or Transfer of such corporation's stock or the creation or issuance of new stock; (d) if a Restricted Party is a limited or general partnership or joint venture, any merger or consolidation or the change, removal, resignation or addition of a general partner or the Transfer of the general partnership interest of any general partner or any profits or proceeds relating to such partnership interest, or the Transfer of limited partnership interests or any profits or proceeds relating to such limited partnership interest or the creation or issuance of new limited partnership interests; (e) if a Restricted Party is a limited liability company, any merger or consolidation or the change, removal, resignation or addition of a managing member or non-member manager (or if no managing member, any member) or the Transfer of the limited liability company interest of a managing member (or if no managing member, any member) or any profits or proceeds relating to such limited liability company interest, or the Transfer of non-managing limited liability company interests or the creation or issuance of new non-managing limited liability company interests; and (f) if a Restricted Party is a trust or nominee trust, any merger, consolidation or the Transfer of the legal or beneficial interest in a Restricted Party or the creation or issuance of new legal or beneficial interests.

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"UCC" means the Uniform Commercial Code as in effect in the State of New York.

"UNOI" means the underwritten net operating income for the Property determined in good faith by Administrative Agent as the sum of (a) verifiable recurring rental income and tenant recoveries based on actual Leases in effect as of the date of calculation (not including Leases where (i) the tenant or any guarantor thereunder is the subject of a Bankruptcy Action, (ii) a monetary or other material default exists thereunder, (iii) the stated expiration date thereof occurs within six (6) months of the date of calculation, or (iv) the tenant has vacated or given notice of its intent to vacate or terminate its Lease (pursuant to a right or option of its Lease)) and other verifiable recurring income, less (b) mark-to-market adjustments based on comparable leases, and further adjusted to assume a vacancy factor equal to the greater of (A) the actual vacancy rate for the Property, and (B) a vacancy rate of fifteen and 00/100 percent (15.00%), and less (c) actual Operating Expenses incurred in connection with the Property during the twelve (12) month period preceding the date of calculation, with adjustments for any anticipated increases in such Operating Expenses (including those projected to occur as a result of higher occupancy) and assuming (i) base property management fees equal to the greater of (A) the actual amount paid by Borrower during such prior 12-month period, and (B) three and 00/100 percent (3.00%) of Revenues during such prior 12-month period.

"Weighted Average LIBOR Spread" means (a) initially, three hundred five (305) basis points (i.e., 3.05%), or (b) at any time after the Outstanding Principal Balance has been partially repaid after the occurrence of an Event of Default or from the application of Net Proceeds in accordance with this Agreement (in either case without a pro rata principal payment with respect to the Mezzanine Loan Outstanding Principal Balance having been made concurrently therewith, the actual weighted average spread in effect with respect to the Loan and the Mezzanine Loan based on the Spread applicable hereunder and the Spread applicable under (and as defined in) the Mezzanine Loan Agreement).

"Write-Down and Conversion Powers" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

"Zix Corporation" means Zix Corporation, a Texas corporation, together with its permitted successors and/or assigns.

Section 1.2. Location of Additional Defined Terms.

Defined Term Location

"1992 Lease Agreement" Schedule VIII

"Act" Definition of Special Purpose Entity

"Additional Advance" Section 2.1(b)

"Additional Elevator Contributions" Section 5.1.14

"Administrative Agent" Introductory Paragraph

"Advance Request" Section 2.1(b)

"Affected Property" Section 8.26(c)

"Agreement" Introductory Paragraph

"Amortization Waiver Condition" Definition of Monthly Payment Amount

"Anti-Corruption of Laws" Section 4.29

"Applicable Sections" Section 7.3(a)

"Approved Annual Budget" Section 5.1.6(b)

"Balancing Event" Section 2.1(b)(x)(F)

"Borrower" Introductory Paragraph

"Borrower Group" Section 7.3(a)

"Canadian Sanctions" Definition of Sanctions and Anti-Money Laundering Laws

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"Capital Expenditure Reserve Account" Section 3.2(d)

"Cash Sweep Tenant Reserve Account" Section 3.2(g)

"Casualty" Section 5.1.12(a)

"Concourse Renovation Reserve Account" Section 3.2(l)

"Condemnation" Section 5.1.12(a)

"Condominium Documents" Section 8.28

"Construction Management Fee Cap" Section 2.1(e)

"Disclosure Document" Section 7.3(a)

"Elevator Modernization and Interiors Reserve Account" Section 3.2(k)

"Event of Default" Section 6.1

"Excess Cash Flow" Section 3.1(i)

"Excess Cash Flow Reserve Account" Section 3.1(i)

"Excess Disbursement" Schedule VII

"FCPA" Section 4.22

"Fire Alarm Upgrade Reserve Account" Section 3.2(j)

"Hotel Predevelopment Expenditure Reserve Account" Section 2.1(d)(C)

"Immediate Repair Reserve Account" Section 3.2(c)

"Improvements" Security Instrument

"Indemnified Party" Section 5.1.15(b)

"Independent Director/Independent Manager" Schedule III

"Individual Borrower" Section 8.27

"Insurance Reserve Account" Section 3.2(b)

"Insurance Premiums" Section 3.2(b)

"Interest Rate Cap Agreement" Section 5.1.4(a)

"Key Tenant Reserve Account" Section 3.2(h)

"Land" Security Instrument

"Lender Group" Section 7.3(a)

"Loan" Second Paragraph

"Minimum Multiple" Section 2.3.4(a)

"Misrepresentation" Section 6.1(e)

"National Securities Outstanding TI Reserve Account" Section 3.2(i)

"Net Proceeds Reserve Account" Section 5.1.12(b)

"OFAC" Definition of Designated Person

"Participant Register" Section 8.25

"Permitted Construction Management Fees" Section 2.1(e)

"Personal Property" Security Instrument

"Prepaid Revenues" Section 3.1

"Project Expenditure Reserve Account" Section 3.2(f)

"Recourse Guaranty" Definition of Guaranty

"Recourse Liabilities" Section 6.3(b)

"Register" Section 8.25

"Registrar" Section 8.25

"Registration Statement" Section 7.3(a)

"Required Equity" Section 5.1.14

"Required Pay Down" Section 5.1.19

"Required Report" Section 5.1.6(d)

"Required Policy" Section 5.1.11

"Required SPE Entity" Definition of Special Purpose Entity

"Secondary Market Transaction" Section 7.1

"Securities" Section 7.1

"Securitization" Section 7.1

"Servicer" Section 7.5

"Special Member" Schedule III

"Special Mezzanine Loan Advance" Mezzanine Loan Agreement

"Special Purpose Entity" Schedule III

"Springing Recourse Event" Section 6.3(c)

"Tax Reserve Account" Section 3.2(a)

"Terrorism Coverage" Schedule VI

"TI/LC Reserve Account" Section 3.2(e)

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"Underwriter Group" Section 7.3(a)

Section 1.3. Principles of Construction. All references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified. All uses of the word "including" means "including, without limitation" unless the context shall indicate otherwise. Unless otherwise specified, the words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

ARTICLE II

GENERAL TERMS

Section 2.1. The Loan. Subject to and upon the terms and conditions set forth herein, Lender hereby agrees (on a several basis, if the Notes are held by more than one (1) Lender) to make, and Borrower hereby agrees to borrow and accept, the Loan. Any amount borrowed and repaid hereunder may not be reborrowed. Borrower shall use the proceeds of the Loan only to (a) acquire the Property, (b) make initial deposits into the Reserve Accounts on the Closing Date in the amounts provided herein, (c) pay costs, fees and expenses incurred in connection with the closing of the Loan, as approved by Administrative Agent, and (d) fund tenant improvements and leasing expenses and other property improvements relating to the Property.

(a) Initial Advance. Borrower shall receive, on the date hereof, one (1) borrowing hereunder with respect to the Notes in the amount for each Note shown on Administrative Agent's settlement statement executed by Borrower in connection with the closing of the Loan.

(b) Additional Advances. Each Additional Advance Lender agrees to fund additional advances of the Loan requested by Borrower from time to time (each, an "Additional Advance"), on a several basis, up to the amount of such Additional Advance Lender's Commitment Percentage of such requested Additional Advance. Each Additional Advance shall be subject to the satisfaction of the following terms and conditions:

(i) no Default or Event of Default exists at the time the Additional Advance is requested or on the date such Additional Advance is requested to be made;

(ii) no more than one (1) Additional Advance shall be permitted in a thirty (30) day period (and for the avoidance of doubt each Advance Request shall contain a request for all Advance Items requested by Borrower for such 30-day period) (not including Additional Advances made pursuant to Section 2.3.1 with respect to the Monthly Payment Amount);

(iii) no Additional Advance shall be requested or advanced for an amount less than $250,000.00 (other than the last requested Additional Advance with respect to any given Advance Item if less and other than Additional Advances made pursuant to Section 2.3.1 with respect to the Monthly Payment Amount);

(iv) Borrower shall have obtained (or shall have obtained a commitment to issue) from the title company that issued the Title Insurance Policy (A) to the extent available in the applicable jurisdiction, a continuation of title endorsement (and if such endorsement is not available, such other evidence as may be required by Administrative Agent, including an updated title report) showing title to the Property to be vested in Borrower, with no subordinate items and with no exceptions to title of the Property other than Permitted Encumbrances (with affirmative insurance that no Property Taxes are delinquent, no mechanic's or supplier's liens have attached

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(or if inchoate mechanic's or supplier's liens have, that they are subordinate to the lien of the Security Instrument), and, if available and applicable, that neither public nor private conditions, covenants or restrictions, if any, affecting the Property have been violated); and (B) if the insured amount under the Title Insurance Policy is not the maximum amount of the Loan, an endorsement insuring the continued priority of the lien of the Security Instrument, subject only to the Permitted Encumbrances, increasing the coverage amount of the Title Insurance Policy by an amount equal to such Additional Advance;

(v) (A) the Property shall comply in all material respects with all Legal Requirements, (B) if any Restoration is then continuing, Borrower is diligently pursuing such Restoration and Administrative Agent has determined that the non-completion of such Restoration prior to the making of the Additional Advance is not reasonably likely to have a Material Adverse Effect, and (C) no Casualty or Condemnation shall have occurred that permits any tenant party to a Major Lease a termination right (or such right shall have been waived or lapsed);

(vi) Administrative Agent shall have received (A) prior to the first request for an Additional Advance (and prior to any subsequent request for an Additional Advance where the authorized representative of Borrower has changed), a Certificate of Authority indicating the representative of Borrower that is authorized to make such request, and (B) for each request for an Additional Advance, an Officer's Certificate with all blanks completed and applicable attachments included;

(vii) Borrower shall have paid to Administrative Agent a draw fee of $1,500 paid or reimbursed all of Additional Advance Lender's and Administrative Agent's outstanding fees and expenses (including the out-of-pocket fees and expenses of Administrative Agent's construction consultant(s)), and all other out-of-pocket fees, costs and expenses (including fees and expenses of outside legal counsel) relating to the Loan to the extent then due and payable;

(viii) except as expressly permitted herein, such Additional Advance shall be requested no later than the Additional Advance End Date (and Lender shall have no obligation to make any further Additional Advances in the event that all applicable conditions precedent to the making of any such Additional Advance are not satisfied as of the Additional Advance End Date);

(ix) with respect to each Additional Advance requested for the payment of Project Expenditures:

(A) at least ten (10) Business Days (but not more than sixty (60) days) prior to the date on which Borrower requests that the Additional Advance be made, Borrower shall have delivered to Administrative Agent a written request indicating the requested amount of the Additional Advance, and specifying the Project Expenditure for which such Additional Advance is sought (an "Advance Request");

(B) Administrative Agent shall have (1) approved of all Plans and Specifications for the Project; (2) received copies of all necessary Project Permits and evidence that the same are in full force and effect; (3) approved of the Project Schedule; (4) approved of all Project Documents relating to the Project; and (5) if required by Administrative Agent, received a written status report detailing the progress of the completion of the Project;

(C) Administrative Agent shall have determined that the applicable work with respect to which the Additional Advance has been requested has been completed in good and workmanlike manner in accordance with all applicable Legal Requirements and the Administrative Agent-approved plans and specifications;

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(D) in no event shall the amount of any Additional Advance requested with respect to any Project Expenditure be for an amount more than the lowest of (1) the Lenders' aggregate Pro Rata Share of forty percent (40%) of the amount set forth in the Project Budget with respect to such Project Expenditure, (2) the Lenders' aggregate Pro Rata Share of forty percent (40%) of the actual cost incurred by Borrower for such Project Expenditure, (3) the amount that, together with all previous Additional Advances for Project Expenditures, equals $11,636,000.00, and (4) the amount that, together with all previous Additional Advances, equals the Maximum Additional Advance Amount;

(E) Administrative Agent shall have received evidence reasonably satisfactory to it that Borrower has paid (or will pay concurrently with the funding of the Additional Advance), from its own funds, at least the greater of (A) sixty percent (60%) of the cost of such Project Expenditure, and (B) the actual cost of the applicable Project Expenditure, less the amount to be advanced by Lender hereunder for such Project Expenditure (it being agreed that if required by Administrative Agent, such amounts shall be paid to Administrative Agent and Administrative Agent shall pay the applicable invoice from such funds and the Additional Advance);

(F) Administrative Agent shall have determined in good faith that the sum of the amount of unfunded Additional Advances available for the payment of Project Expenditures, and any amounts then held in the Project Expenditure Reserve Account, and the amount of unfunded Mezzanine Loan Additional Advances available to Mezzanine Borrower under the Mezzanine Loan Agreement for the payment of Project Expenditures, in each case that are available to Borrower hereunder and Mezzanine Borrower under the Mezzanine Loan Agreement (as applicable) for the payment of all of the work comprising the Project (including all hard and soft costs related thereto) that has not been completed, plus (2) an amount equal to sixty percent (60%) of the amount set forth in the Project Budget with respect to such work comprising the Project that has not been completed, is not less than the amount actually necessary (as determined by Administrative Agent in good faith) to pay for the cost of all such work comprising the Project (including all hard and soft costs related thereto) that has not been completed through the completion thereof (the failure of the foregoing to be true, a "Balancing Event") (or Borrower shall have delivered immediately available funds to Administrative Agent in the amount of such difference, which funds shall be held in a Reserve Account and disbursed to Borrower for the payment of Project Expenditures prior to the making of any further Additional Advances for the payment of Project Expenditures);

(G) No Additional Advance for the payment of any developer fee or construction management fee (or similar) set forth in the Project Budget shall be paid in excess of the amounts permitted to be paid pursuant to Section 2.1(e) hereof;

(H) Administrative Agent has determined that the Project is progressing in material compliance with the Project Schedule;

(x) with respect to Additional Advances requested for Leasing Expenditures:

(A) at least ten (10) Business Days (but not more than sixty (60) days) prior to the date on which Borrower requests that the Additional Advance be made, Borrower shall have delivered to Administrative Agent a written request indicating the requested amount of the Additional Advance and specifying the Leasing Expenditure for which such Additional Advance is sought (also an "Advance Request");
(B) Administrative Agent shall have either approved the proposed Lease to which the Additional Advance relates (including any applicable commission/fee agreements) if such Lease requires Administrative Agent's approval hereunder, or verified that

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the proposed Lease to which the Additional Advance relates satisfies the Lease Requirements with respect to Leases which do not require Administrative Agent's approval hereunder;

(C) Borrower shall have delivered to Administrative Agent concurrently with the Advance Request (1) copies of all Leases (if not previously delivered) and other documents and materials requested by Administrative Agent evidencing the actual Leasing Expenditures with respect to which Borrower is seeking either payment or reimbursement, (2) copies of all bills, invoices, receipts and other similar documentation reasonably required by Administrative Agent to evidence that the relevant expenses are due and owing, and (3) for any Advance Request for the payment of the last ten percent (10%) of the total cost of tenant improvements with respect to any applicable Lease, an executed tenant estoppel or such other written evidence satisfactory to Administrative Agent with respect to the applicable Lease confirming that the tenant has accepted the premises demised under such Lease, that all applicable tenant improvement obligations under such Lease have been satisfied, that Borrower has no future tenant improvement obligations under such Lease (other than routine recurring obligations, such as periodic painting of the leased premises, or in connection with an expansion or extension of such Lease), and such other matters as Administrative Agent may require;

(D) in no event shall the amount of any Additional Advance requested with respect to any Leasing Expenditure be for an amount more than the lowest of (1) the Lenders’ aggregate Pro Rata Share of the maximum amount of the applicable Leasing Expenditure approved by Administrative Agent hereunder (or, where Administrative Agent’s approval was not required, the maximum amount permitted pursuant to the Lease Requirements), (2) the Lenders’ aggregate Pro Rata Share of the actual cost incurred by Borrower for such Leasing Expenditure, (3) the amount that, together with all previous Additional Advances for Leasing Expenditures, equals $7,250,000.00, and (4) the amount that, together with all previous Additional Advances, equals the Maximum Additional Advance Amount;

(E) Administrative Agent shall have received evidence satisfactory to it that Borrower has paid (or will pay concurrently with the funding of the Additional Advance), from its own funds, the actual cost of the applicable Leasing Expenditure, less the amount to be advanced by Lender hereunder for such Leasing Expenditure (it being agreed that if required by Administrative Agent, such amounts shall be paid to Administrative Agent, and Administrative Agent shall pay the applicable invoice from such funds and the Additional Advance);

(F) the Debt Yield shall (after giving effect to any Additional Advance for Leasing Expenditures) equal or exceed the greater of (i) the Closing Date Debt Yield and (ii) the Debt Yield immediately prior to making such Additional Advance for Leasing Expenditures;

(xi) with respect to Additional Advances requested for Hotel Predevelopment Expenditures:

(A) at least ten (10) Business Days (but not more than sixty (60) days) prior to the date on which Borrower requests that the Additional Advance be made, Borrower shall have delivered to Administrative Agent a written request indicating the requested amount of the Additional Advance and specifying the Leasing Expenditure for which such Additional Advance is sought (also an "Advance Request");

(B) If the Additional Advances requested are for costs and expenses incurred in connection with (i) the AON Lease Relocation or Replacement, or (b) the Schmidt & Stacy Lease Relocation:

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(I) Administrative Agent shall have either approved the proposed Lease to which the Additional Advance relates (including any applicable commission/fee agreements) if such Lease requires Administrative Agent's approval hereunder, or verified that the proposed Lease to which the Additional Advance relates satisfies the Lease Requirements with respect to Leases which do not require Administrative Agent's approval hereunder; and

(II) Borrower shall have delivered to Administrative Agent concurrently with the Advance Request (1) copies of all Leases (if not previously delivered) and other documents and materials requested by Administrative Agent evidencing the actual Leasing Expenditures with respect to which Borrower is seeking either payment or reimbursement, (2) copies of all bills, invoices, receipts and other similar documentation reasonably required by Administrative Agent to evidence that the relevant expenses are due and owing, and (3) for any Advance Request for the payment of the last ten percent (10%) of the total cost of tenant improvements with respect to any applicable Lease, an executed tenant estoppel or such other written evidence satisfactory to Administrative Agent with respect to the applicable Lease confirming that the tenant has accepted the premises demised under such Lease, that all applicable tenant improvement obligations under such Lease have been satisfied, that Borrower has no future tenant improvement obligations under such Lease (other than routine recurring obligations, such as periodic painting of the leased premises, or in connection with an expansion or extension of such Lease), and such other matters as Administrative Agent may require;

(C) If the Additional Advances requested are for costs and expenses incurred in connection with Hotel Preconstruction Services:

(I) Administrative Agent shall have approved of any applicable Predevelopment Document to which the Hotel Predevelopment Expenditures relate;

(II) Administrative Agent shall have determined in good faith that the applicable work with respect to which the Additional Advance has been requested has been completed in good and workmanlike manner in accordance in all material respects with all applicable Legal Requirements;

(III) Borrower shall not have made any request for a Release of the Hotel Component pursuant to Section 5.2.10(c) hereof and no such Release shall have been previously consummated;

(D) in no event shall the amount of any Additional Advance requested with respect to any Hotel Predevelopment Expenditure be for an amount more than the lowest of (1) the Lenders’ aggregate Pro Rata Share of the maximum amount of the applicable Hotel Predevelopment Expenditures approved by Administrative Agent hereunder (or, where Administrative Agent’s approval was not required, the maximum amount permitted pursuant to the Lease Requirements, if applicable), (2) the Lenders’ aggregate Pro Rata Share of the actual cost incurred by Borrower for such Hotel Predevelopment Expenditure, (3) the amount that, together with all previous Additional Advances for Hotel Predevelopment Expenditures, equals $5,000,000.00, and (4) the amount that, together with all previous Additional Advances, equals the Maximum Additional Advance Amount;

(E) in no event shall the amount of any Additional Advance requested with respect to any Hotel Predevelopment Expenditure be for any amount greater than (i) with respect to the AON Lease Relocation or Replacement, $1,500,000.00, (ii) with respect to the Schmidt & Stacy Lease Relocation, $500,000.00, and (iii) with respect to the Hotel Preconstruction Services, $3,000,000.00;

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(F) Administrative Agent shall have received evidence satisfactory to it that Borrower has paid (or will pay concurrently with the funding of the Additional Advance), from its own funds, the actual cost of the applicable Hotel Predevelopment Expenditure, less the amount to be advanced by Lender hereunder for such Hotel Predevelopment Expenditure (it being agreed that if required by Administrative Agent, such amounts shall be paid to Administrative Agent, and Administrative Agent shall pay the applicable invoice from such funds and the Additional Advance);

(xii) In the event that a portion of the Additional Advance is to be funded by Mezzanine Lender, Mezzanine Lender shall have made (or shall make concurrently with the making of the Additional Advance hereunder) Mezzanine Lender's Pro Rata Share of the total amount requested by Borrower hereunder and by Mezzanine Borrower under the Mezzanine Loan Agreement; provided, however, in the event that Mezzanine Lender has failed to make the required Mezzanine Loan Additional Advance in breach of the Mezzanine Loan Agreement, this condition shall be deemed satisfied so long as Administrative Agent shall have received evidence satisfactory to it that Borrower has paid or will pay concurrently with the funding of the Additional Advance, from its own funds, the amount that was otherwise required to be paid by Mezzanine Lender.

The requesting of an Additional Advance shall constitute, without necessity of specifically containing a written statement to such effect, a confirmation, representation and warranty by Borrower to Administrative Agent that all of the applicable conditions to be satisfied in connection with the making of such Additional Advance have been satisfied (unless waived in writing by Administrative Agent) and that all of the representations and warranties of Borrower set forth in the Loan Documents are true and correct as if made on (and with respect to facts and circumstances existing as of) the date on which such Additional Advance is made.

(c) Separate Contracts for Additional Advances; Several Obligations. Borrower covenants and agrees not to take any action whatsoever, at law or in equity (including the assertion of any right of rescission, set-off, counterclaim or defense) against Administrative Agent or the holder of a Note on account of an Additional Advance Lender failing to fund any portion of the Additional Advance in violation of this Agreement (except, with respect to the holder of a Note, to the extent that the holder of such Note is also the holder of the Note with respect to which such Additional Advance is required, and then in such case, such Lender(s) shall only have such liability in its capacity as holder of such Note to the extent of such required Additional Advances). In the event Borrower breaches the foregoing covenant, Borrower shall indemnify, defend and hold Administrative Agent and each Lender harmless from any and all Losses incurred by Administrative Agent and such Lender in any way related to such breach. Borrower acknowledges and agrees that (i) the holder of each Note shall have no obligation to make any Additional Advance except to the extent that the holder of such Note is also the holder of a Note with respect to which such Additional Advance is required, and then in such case, such Lender(s) shall only have such liability in its capacity as holder of such Note to the extent of such required Additional Advances, and that such obligation shall be the several, sole and exclusive obligation of each Additional Advance Lender, (ii) each Additional Advance Lender's respective obligations to make Additional Advances in accordance with Section 2.1(b) are a several obligation of such Additional Advance Lender, and an independent contract made by and between such Additional Advance Lender and Borrower separate and apart from any other obligation of any other Lender under the other provisions of the Loan Documents, and (iii) each Lender may, in its sole and absolute discretion, waive one or more conditions precedent to the making of an Additional Advance, but that no such waiver shall be binding upon any other Lender, nor shall any such waiver constitute a course of conduct or otherwise obligate such Lender to grant such wavier or any other waiver in the future. The obligations of Borrower under this Agreement and the other Loan Documents shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other

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party, against any Additional Advance Lender by reason of an Additional Advance Lender's failure to make any Additional Advance. Borrower agrees that it shall not assert (and shall not have) any defense (including the assertion of any right of rescission, set-off, counterclaim or defense) to the payment of Debt owed to an Additional Advance Lender in the event such Additional Advance Lender breaches any obligation to make an Additional Advance that it is required to make hereunder. The making of any Additional Advance by an Additional Advance Lender at the time when an Event of Default exists shall not be deemed a waiver or cure by any Additional Advance Lender of that Event of Default, nor shall an Additional Advance Lender's rights and remedies be prejudiced in any manner thereby. Nothing in this Section 2.1(c) shall be deemed to be a release of any claim that Borrower may have against any Additional Advance Lender for its failure to perform its obligations under this Agreement and the other Loan Documents.

(d) Advancing on the Additional Advance End Date. Notwithstanding anything to the contrary contained in this Agreement, if the aggregate amount of the Notes has not been fully disbursed to Borrower in accordance with this Agreement by the Additional Advance End Date, then so long as all conditions precedent to the making of an Additional Advance described in Section 2.1(b) shall then be satisfied (not including clauses (vi), (vii), (viii), (ix), (x) and (xi) thereof) or waived by Administrative Agent, and (iii) Mezzanine Lender shall have delivered to Administrative Agent its Pro Rata Share of the applicable amount requested by Borrower hereunder and the amount requested by Mezzanine Borrower under the Mezzanine Loan Agreement (which sums shall be held by Administrative Agent in the applicable Reserve Account described below and disbursed as provided herein), and unless Borrower has notified Administrative Agent in writing at least ten (10) Business Days prior to the Additional Advance End Date that Borrower has elected to waive its right to receive any further Additional Advances (and if Borrower does so indicate in writing, such waiver shall be irrevocable), on the Additional Advance End Date each Lender agrees (on a several basis, up to the amount of its Commitment Percentage of the total amount being funded) to:

(A) make an Additional Advance in the amount for which Borrower then remains eligible to pay for Project Expenditures for purposes of depositing funds into the Project Expenditure Reserve Account in an amount not in excess of the amount that Borrower otherwise remains eligible to receive pursuant to Section 2.1(b) above with respect to Project Expenditures but for the existence of the Additional Advance End Date, which funds (together with any applicable funds received from Mezzanine Lender for such purpose) shall be held in the Project Expenditure Reserve Account and disbursed by Administrative Agent only for the payment of Project Expenditures on and subject to the same terms and conditions applicable to the making of Additional Advances for Project Expenditures (other than conditions contained in clauses (iv) (to the extent satisfied in connection with the making of the entire Additional Advance on the Additional Advance End Date) and (viii) of Section 2.1(b) hereof); and

(B) make an Additional Advance in the amount for which Borrower then remains eligible to pay for Leasing Expenditures for purposes of depositing funds into the TI/LC Reserve Account in an amount not in excess of the amount that Borrower otherwise remains eligible to receive pursuant to Section 2.1(b) above with respect to Leasing Expenditures but for the existence of the Additional Advance End Date, which funds (together with any applicable funds received from Mezzanine Lender for such purpose) shall be held in the TI/LC Reserve Account and disbursed by Administrative Agent only for the payment of Leasing Expenditures on and subject to the same terms and conditions applicable to the making of Additional Advances for Leasing Expenditures (other than conditions contained in clauses (iv) (to the extent satisfied in connection with the making of the entire Additional Advance on the Additional Advance End Date) and (viii) of Section 2.1(b) hereof); and

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(C) make an Additional Advance in the amount for which Borrower then remains eligible to pay for Hotel Predevelopment Expenditures for purposes of depositing funds into a deposit account established by Administrative Agent (which account shall be a Reserve Account for all purposes under the Loan Documents, and which Reserve Account shall be referred to herein as the "Hotel Predevelopment Expenditure Reserve Account") in an amount not in excess of the amount that Borrower otherwise remains eligible to receive pursuant to Section 2.1(b) above with respect to Hotel Predevelopment Expenditures but for the existence of the Additional Advance End Date, which funds (together with any applicable funds received from Mezzanine Lender for such purpose) shall be held in the Hotel Predevelopment Expenditure Reserve Account and disbursed by Administrative Agent only for the payment of Hotel Predevelopment Expenditures on and subject to the same terms and conditions applicable to the making of Additional Advances for Hotel Predevelopment Expenditures (other than conditions contained in clauses (iv) (to the extent satisfied in connection with the making of the entire Additional Advance on the Additional Advance End Date) and (viii) of Section 2.1(b) hereof).

(e) Fees Payable to Borrower Parties. Notwithstanding anything to the contrary herein, prior to the date that the Project is Complete, no Borrower Party shall be paid any fee with respect to the Property or the Project or from any proceeds of the Loan, any Reserve Accounts or any Revenues with respect to the Property, other than those portions of the Permitted Construction Management Fees that are permitted to paid prior to Completion of the Project and any ongoing property management fees paid to the Manager pursuant to the Management Agreement. As used herein, "Permitted Construction Management Fees" means construction management fees (or similar) to be paid to Manager pursuant to the Management Agreement in connection with the Project in an amount not to exceed $1,280,000.00 in the aggregate (the "Construction Management Fee Cap") while the Loan is outstanding, payable solely at the following times and in the following amounts (i) a fee in the amount not to exceed fifty percent and 00/100 percent (50.00%) of such aggregate fees due or to become due under the Management Agreement to be paid from Additional Advances for Project Expenditures prior to Completion of the Project, on a percentage of completion basis, and (ii) from and after the date that the Project is Complete, the remaining fees due or to become due under the Management Agreement, subject to the Construction Management Fee Cap.

Section 2.2. Interest Rate.

2.2.1 Interest Calculation. Subject to Section 2.2.2, interest on the Outstanding Principal Balance shall accrue from the Closing Date until the Debt is repaid in full at the Interest Rate, and during the continuance of an Event of Default, at the Default Rate. Interest on the Outstanding Principal Balance shall be calculated by multiplying (a) the actual number of days elapsed in the period for which the calculation is being made by (b) a daily rate based on the Interest Rate (or the Default Rate, if applicable) and a three hundred sixty (360) day year, by (c) the Outstanding Principal Balance.

2.2.2 Usury Savings. This Agreement, the Note and the other Loan Documents are subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the Outstanding Principal Balance at a rate which could subject Lender or Administrative Agent to either civil or criminal liability as a result of being in excess of the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Loan and as provided for herein or the other Loan Documents, under the laws of the state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loan. If, by the terms of this Agreement or the other Loan Documents, Borrower is at any time required or obligated to pay interest at a rate in excess of the amount allowed pursuant to this Section, the Interest Rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to the rate that is

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not in excess of the amount allowed pursuant to this Section and all previous payments in excess of such maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to any Lender or Administrative Agent for the use, forbearance, or detention of the sums due under the Loan, shall, to the extent permitted by applicable Legal Requirements, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan until payment in full so that the rate or amount of interest on account of the Loan does not exceed the maximum legal rate of interest from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

Section 2.3. Loan Payment.

2.3.1 Required Payments. Borrower shall pay to Administrative Agent, for the account of the Lenders, on the Closing Date an amount equal to interest only on the Outstanding Principal Balance from the Closing Date up to but not including September 8, 2018. Borrower shall pay to Administrative Agent, for the account of the Lenders, on the Payment Date in October, 2018 (which shall be the first Payment Date hereunder) and on each Payment Date thereafter up to and including the Maturity Date, the Monthly Payment Amount, which payments (prior to an Event of Default) shall be applied (i) first to amounts due and payable with respect to the Loan other than principal and interest (but including interest at the Default Rate), and then (ii) to accrued and unpaid interest at the Interest Rate, and then (iii) to the Outstanding Principal Balance. Borrower shall pay the entire Debt to Administrative Agent on the Maturity Date. So long as no Event of Default then exists and except in respect of Net Proceeds, all payments received by Administrative Agent with respect to the Loan shall be applied by each Lender to amounts due with respect to each Note on a pro rata and pari passu basis, based on the outstanding principal amount due under each Note and the interest rate applicable thereto; provided, however, that (A) all payments received by Administrative Agent and any amounts applied by each Lender during the continuance of an Event of Default and (B) any Net Proceeds applied to repay the Loan as provided herein, shall, in each case, be applied by Administrative Agent to amounts due with respect to the Notes in such order and priority as Administrative Agent shall determine in its sole discretion. It is acknowledged that Lender intends for Note A to be a senior note and Note B to be a junior note.

2.3.2 Late Payment Charge. If any principal, interest or any other sums due under the Loan Documents is not paid by Borrower by the date on which it is due, Borrower shall pay to Administrative Agent upon demand an amount equal to the lesser of five percent (5%) of such unpaid sum or the maximum amount permitted by applicable Legal Requirements in order to defray the expense incurred by Administrative Agent and Lender in handling and processing such delinquent payment and to compensate Administrative Agent and Lender for the loss of the use of such delinquent payment. Any such amount shall be secured by the Security Instrument and the other Loan Documents to the extent permitted by applicable Legal Requirements. Notwithstanding the foregoing, no late payment charge shall apply to the failure to pay the entire Outstanding Principal Balance of the Loan when due, whether upon acceleration, or otherwise.

2.3.3 Payments Generally. For purposes of making payments hereunder, but not for purposes of calculating Interest Periods, if the day on which such payment is due is not a Business Day, then amounts due on such date shall be due on the immediately preceding Business Day. All amounts due pursuant to this Agreement and the other Loan Documents shall be payable without setoff, counterclaim, defense or any other deduction whatsoever. Except as otherwise specifically provided herein, all payments and prepayments under the Loan Documents shall be made to Administrative Agent not later than 1:00 P.M., New York City time, on the date when due and shall be made in lawful money of the United States of America in immediately available funds at Administrative Agent's office or as otherwise directed by Administrative Agent, and any funds received by Administrative Agent after such time shall, for

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all purposes hereof, be deemed to have been paid on the next succeeding Business Day. While an Event of Default exists, any prepayment shall be applied to payments of principal of the Loan and other amounts due under the Loan Documents in such order and priority as Administrative Agent may determine in its sole discretion. All payments received by Administrative Agent during the existence of an Event of Default on any day other than a Payment Date (other than an Event of Default resulting from a failure to repay the Debt on the Maturity Date) shall be deemed to have been made on the next occurring Payment Date.

2.3.4 Voluntary Prepayments.

(a) Except as otherwise expressly provided herein, Borrower shall not have the right to prepay the Loan in whole or in part prior to the Scheduled Maturity Date. On any Business Day Borrower may, at its option and upon at least twenty (20) days prior written notice to Administrative Agent specifying the Business Day on which such prepayment is to be made (which notice may be revoked by Borrower at any time prior to such date provided that Borrower shall reimburse Administrative Agent and Lender for any costs incurred by Administrative Agent and Lender as a result of such revocation), prepay the Debt in whole, but not in part (except as otherwise expressly permitted under this Agreement), provided that such prepayment is accompanied by (i) all interest accrued on the amount of the Loan being so prepaid through and including the last day of the Interest Period in effect as of such date on which the prepayment is made, (ii) all other sums due and payable under this Agreement and the other Loan Documents, including, but not limited to all of Administrative Agent's and Lender's costs and expenses (including reasonable attorney's fees and disbursements) incurred thereby in connection with such prepayment, and (iii) the Exit Fee applicable to such payment and, if paying the Debt in full, the Minimum Multiple, if applicable (provided that the payment of the principal portion of the Monthly Payment Amount shall not require the concurrent payment of the Exit Fee otherwise applicable thereto, and such portion of the Exit Fee shall be due and payable on the Maturity Date). Administrative Agent shall execute and deliver to or at the direction of Borrower, upon the written request and at the expense of Borrower, upon payment in full of the Debt in accordance with the terms and provisions of this Agreement, such documents as may be necessary to release the lien of the Security Instrument in form and content reasonably acceptable to Administrative Agent. Irrespective of the time of the final repayment of the Loan in full, whether on the Maturity Date, by prepayment, or in connection with an acceleration of the Loan after the occurrence of an Event of Default, the Loan shall be subject to the requirement (the "Minimum Multiple") that the cumulative amount received by Lender and Mezzanine Lender of the Spread component of all interest payments for the Loan and the Mezzanine Loan (which Spread component shall exclude, without limitation, any amount paid on account of LIBOR, any increase in interest rate to the Default Rate, any origination fee paid, any Exit Fee paid, any extension fee paid by Borrower or Mezzanine Borrower at any time and any similar amounts) shall not be less than the Minimum Multiple Amount. If the Minimum Multiple has not been satisfied as of the date of final repayment of the Loan, Borrower's final prepayment or repayment shall, in addition to all other amounts required to be paid hereunder, include the amount necessary to satisfy the Minimum Multiple. For the avoidance of doubt, the Exit Fee and the Minimum Multiple are earned as of the Closing Date, and immediately due and payable in connection with the repayment in full of the Debt and/or in the event the Debt is accelerated after the occurrence of an Event of Default.

(b) Special Mezzanine Loan Advance. In addition, Borrower shall be permitted to partially prepay the Loan at any time from the proceeds of one or more Special Mezzanine Loan Advances, which prepayment shall (i) be applied solely to the repayment of that portion of the Outstanding Principal Balance (and accrued interest thereon) evidenced by such Note(s) as elected by Mezzanine Loan Administrative Agent and with respect to which the holder thereof has agreed to accept such repayment (it being acknowledged that Borrower has no obligation to force any such Lender to accept such repayment), (ii) not require the payment of any Minimum

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Multiple or Exit Fee, and (iii) not require any act on the part of Borrower (it being agreed that each applicable Lender shall accept such payment directly from Mezzanine Loan Administrative Agent and shall have the right to rely on any notice from Mezzanine Loan Administrative Agent indicating that Mezzanine Lender is making a Special Mezzanine Loan Advance directly to such Lender for the purposes described above without having to determine whether Mezzanine Lender has made such Special Mezzanine Loan Advance in accordance with the requirements of the Mezzanine Loan Agreement); provided that Borrower shall nonetheless cooperate with respect to any Special Mezzanine Loan Advance as set forth in Article VII. In connection with the making of a Special Mezzanine Loan Advance, if Mezzanine Loan Administrative Agent elects to repay any Additional Advance Note (even if such Additional Advance Note balance is currently zero), Mezzanine Lender shall be deemed to assume the obligation of the Additional Advance Lenders to make additional advances of the Mezzanine Loan (on the terms and conditions contained in the Mezzanine Loan Agreement) in the amount of the unfunded Additional Advances evidenced by such Additional Advance Note and the holder of such Note hereunder shall have no further obligations to make such Additional Advances so assumed. From and after the making of any Special Mezzanine Loan Advance, (A) the Loan Amount shall be reduced (and such term deemed to be modified to reflect such reduction) by that portion of the Special Mezzanine Loan Advance that has repaid a portion of the Outstanding Principal Balance, and the amount of the Additional Advances required hereunder that have been assumed by Mezzanine Lender; (B) the Loan Amount (Note B) shall be reduced (and such term deemed to be modified to reflect such reduction) by that portion of the Special Mezzanine Loan Advance that has repaid a portion of the Outstanding Principal Balance evidenced by Note B, and the amount of the Additional Advances required hereunder with respect to Note B that have been assumed by Mezzanine Lender; (C) the Maximum Additional Advance Amount shall be reduced (and such term deemed to be modified to reflect such reduction) by the amount of the Additional Advances required hereunder that have been assumed by Mezzanine Lender; and (D) the term Pro Rata Share shall be deemed to be revised to mean, (1) with respect to the Additional Advance Lenders, a fraction (expressed as percentage) where the numerator is the amount of Additional Advances that the Additional Advance Lenders remain obligated to make under this Agreement, and the denominator is the sum of (y) the amount of Additional Advances that the Additional Advance Lenders remain obligated to make under this Agreement, plus (z) the amount of Mezzanine Loan Additional Advances that the Mezzanine Lender remains obligated to make under the Mezzanine Loan Agreement, and (2) with respect to Mezzanine Lender, a fraction (expressed as percentage) where the numerator is the amount of Mezzanine Loan Additional Advances that Mezzanine Lender remains obligated to make under the Mezzanine Loan Agreement, and the denominator is the sum of (y) the amount of Additional Advances that the Additional Advance Lenders remain obligated to make under this Agreement, plus (z) the amount of Mezzanine Loan Additional Advances that the Mezzanine Lender remains obligated to make under the Mezzanine Loan Agreement. From and after the making of any Special Mezzanine Loan Advance, all references in the Loan Documents to any Note that has been repaid (or with respect to which the obligation to make Additional Advances has been assumed by Mezzanine Lender, as the case may be) shall be of no further force or effect, and, if applicable, the Monthly Payment Amount shall be recalculated to account for such prepayment. Borrower and Lender acknowledge and agree that Mezzanine Loan Administrative Agent and Mezzanine Lender are each an intended third-party beneficiary of the right to prepay the Loan from the proceeds of a Special Mezzanine Loan Advance as described above, and that such provisions shall not be modified or waived without Mezzanine Loan Administrative Agent's and Mezzanine Lender's prior written consent.

2.3.5 Mandatory Prepayments. On the next occurring Payment Date following the date on which Administrative Agent actually receives any Net Proceeds, if Administrative Agent is not obligated, or does not elect pursuant to the terms hereof (to the extent it has a right to such election under the Loan Documents), to make such Net Proceeds available to Borrower for Restoration, Borrower is hereby deemed to have authorized Administrative Agent to apply such Net Proceeds as a prepayment of the Outstanding Principal Balance, together with unpaid

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interest thereon, and any other portion of the Debt, in an amount equal to the lesser of one hundred percent (100%) of such Net Proceeds or the amount of the Debt, and to remit any remaining Net Proceeds, if any, to Mezzanine Loan Administrative Agent to be applied in accordance with the terms of the Mezzanine Loan Documents. Notwithstanding anything to the contrary contained in the Loan Documents, so long as no Event of Default then exists, no Minimum Multiple shall be due in connection with any prepayment made pursuant to this Section 2.3.5 (but, for the avoidance of doubt, the parties agree that the Exit Fee is a deferred financing fee and is applicable to any such prepayment).

2.3.6 Taxes.

(a) Payment of Taxes. Any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable Legal Requirements. If any Legal Requirement requires the deduction or withholding of any Tax from any such payment, then Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Legal Requirements and, if such Tax is an Indemnified Tax, the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.3.6(a)) the applicable Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made. Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Legal Requirements any Other Taxes. Borrower shall pay to Administrative Agent within ten (10) days after demand therefor, the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.3.6(a)) payable or paid by such Lender or required to be withheld or deducted from a payment to such Lender and any expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by Administrative Agent shall be conclusive absent manifest error. As soon as practicable after any payment of Taxes by Borrower to a Governmental Authority pursuant to this Section 2.3.6(a), Borrower shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment satisfactory to Administrative Agent.

(b) Status of Lender. Any Lender that is entitled to an exemption from or reduction of withholding tax with respect to payments made under any Loan Document shall deliver to Borrower, (i) prior to becoming a party to this agreement or obtaining any interest in the Loan, (ii) at the time or times requested by Borrower, and (iii) if any form or certification previously delivered expires or becomes obsolete or inaccurate in any respect, such properly completed and executed documentation reasonably requested by Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, if reasonably requested by Borrower, any Lender shall deliver such other documentation prescribed by applicable Legal Requirements (or reasonably requested by Borrower) as will enable Borrower to determine whether or not such Lender is subject to backup withholding or information reporting requirements. If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower at the time or times prescribed by law and at such time or times reasonably requested by Borrower such documentation prescribed by applicable Legal Requirements (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower as may be necessary for Borrower to comply with its obligations under FATCA and

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to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment (and solely for purposes of this clause (b), "FATCA" shall include any amendments made to FATCA after the date of this Agreement and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with FATCA).

(c) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund in respect of any Taxes as to which it has been indemnified pursuant to this Section 2.3.6 (including by the payment of additional amounts pursuant to this Section 2.3.6(c)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.3.6 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.3.6(c) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.3.6(c), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.3.6(c) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.3.6(c) shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the indemnifying party or any other Person.

(d) Survival. Each party's obligations under this Section 2.3.6 shall survive any assignment of rights by, or the replacement of, a Lender and/or Administrative Agent, the termination of the commitments to make Additional Advances, and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(e) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.3.8, or requires Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.3.6(a), then such Lender shall (at the request of Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to such Sections 2.3.6 or 2.3.8, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Borrower hereby agrees to pay all costs and expenses incurred by any Lender in connection with any such designation or assignment.

2.3.7 Breakage Indemnity. Borrower shall indemnify Administrative Agent and Lenders against any Losses which Administrative Agent and/or any Lender may actually sustain or incur in liquidating or redeploying deposits from third parties acquired to effect or maintain the Loan or any part thereof as a consequence of (i) any payment or prepayment of the Loan or any portion thereof made on a date other than a Payment Date and (ii) any failure to pay the Debt or any part thereof or interest accrued thereon, as and when due and payable (at the date thereof or otherwise, and whether by acceleration or otherwise). Administrative Agent shall deliver to Borrower a statement for any such sums which it or any Lender is entitled to receive pursuant to this Section 2.3.7, which statement shall be binding and conclusive absent manifest error.

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Borrower's obligations under this Section 2.3.7 are in addition to Borrower's obligations to pay any Minimum Multiple and Exit Fee applicable to a payment or prepayment of the Outstanding Principal Balance.

2.3.8 Legal Requirements. If any Change in Law shall (a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in the determination of the LIBOR rate hereunder), (b) subject any Lender to any Taxes (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (ii) through (iv) of the definition of Indemnified Taxes, and (iii) Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or (c) impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loan made by such Lender or participation therein, and the result of any of the foregoing circumstances described in clauses (a) through (c) shall be to increase the cost to such Lender of making, converting to, continuing or maintaining the Loan or of maintaining its obligation to make the Loan, or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or any other amount) then, in any such case, upon request of such Lender, Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement or the Loan made by such Lender, to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section 2.3.8 and delivered to Borrower shall be conclusive absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof. Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.3.8 shall not constitute a waiver of such Lender's right to demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section 2.3.8 for any increased costs incurred or reductions suffered more than twelve (12) months prior to the date that such Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the twelve-month period referred to above shall be extended to include the period of retroactive effect thereof). Borrower will not claim or demand or be entitled to any credit or credits on account of the Debt for any part of the Property Taxes or other charges assessed against the Property, or any part thereof, and no deduction shall otherwise be made or claimed from the assessed value of the Property, or any part thereof, for property tax purposes by reason of the Security Instrument or the Debt. If such claim, credit or deduction shall be required by law, or if payment of any Tax by Borrower required hereunder is unlawful, unenforceable, taxable to Lender, or provides the basis for a defense of usury, then in either such case Administrative Agent shall have the option by written notice of not less than one hundred eighty (180) days to declare the Debt immediately due and payable (and any failure to repay the Debt by the end of such 180-day period shall be an Event of Default).

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2.3.9 Allocation of Fees among Noteholders. Notwithstanding anything to the contrary contained herein, the following amounts will be allocated as set forth in this Section:

(a) Exit Fee. The entire Exit Fee is allocated to the holders of Note B (on a pro rata basis among such holders).

(b) Minimum Multiple. The Minimum Multiple paid by Borrower will be allocated among Note A, Note B, and the Mezzanine Loan as follows:

(1) First, the Minimum Multiple Amount will be allocated among Note Class A-1 (as defined below), Note Class A-2 (as defined below), Note Class B-1 (as defined below), Note Class B-2 (as defined below), and Mezzanine Loan using the following proportions: the numerators shall be (i) Note Class A-1: the product of (x) the full commitment amount of the Note Class A-1 multiplied by (y) the Spread applicable to the Note Class A-1; (ii) Note Class A-2: the product of (x) the full commitment amount of the Note Class A-2 multiplied by (y) the Spread applicable to the Note Class A-2; (iii) Note Class B-1: the product of (x) the full commitment amount of the Note Class B-1 multiplied by (y) the Spread applicable to the Note Class B-1; (iv) Note Class B-2: the product of (x) the full commitment amount of the Note Class B-2 multiplied by (y) the Spread applicable to the Note Class B-2; and (v) with respect to the Mezzanine Loan, the product of (x) the full commitment amount of the Mezzanine Loan multiplied by (y) the Spread (as defined in the Mezzanine Loan Agreement) applicable to the Mezzanine Loan. The denominator shall be in all cases the sum of all of the numerators above. For the purposes of this Section 2.3.9(b), "Note Class A-1" shall mean collectively Note A-1 and Note A-1F, "Note Class A-2" shall mean collectively Note A-2 and Note A-2F, "Note Class B-1" shall mean collectively Note B-1 and Note B-1F, and "Note Class B-2" shall mean collectively Note B-2 and Note B-2F.

(2) Second, the Minimum Multiple shall be calculated with respect to Note Class A-1 using the formula set forth in the definition thereof, but substituting the Minimum Multiple Amount that is allocated to the Note Class A-1 as determined in paragraph (1) above and only including payments made for the benefit of Note Class A-1; the process will be repeated for Note Class A-2, Note Class B-1 and Note Class B-2 and the Minimum Multiple paid by Borrower will be paid to Note Class A-1 up to the allocated amount, then to Note Class A-2 up to the allocated amount, then to Note Class B-1 up to the allocated amount, then to Note Class B-2 up to the allocated amount and then the remainder to the Mezzanine Loan.

(3) Third, the Minimum Multiple payable to the Note Class A-1 will be allocated between the holders of Note A-1 and Note A-1F by repeating the process described in clauses (1) and (2) above with respect to such Notes, with the Minimum Multiple paid first to Note A-1 and then Note A-1F. The Minimum Multiple will be allocated between the notes that comprise Note Class A-2, Note Class B-1, Note Class B-2 and the Mezzanine Loan in a similar fashion.

(c) Required Pay Down. The Required Pay Down is allocated to the Notes on a pro rata and pari passu basis.

(d) Release Amount. The Release Amount is allocated to the Notes on a pro rata and pari passu basis.

(e) Administration Fees. Any processing or administration fees (if applicable) and any fee(s) payable in connection with the making of an Additional Advance or the release of any portion of the Property from the liens of the Loan Documents as may be permitted hereunder or other similar fees payable to Lender hereunder in connection with the granting of requests for

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approvals (but not including assumption fees, which shall be paid to the Lenders on a pro rata basis, if applicable), shall be allocated to Administrative Agent.

2.3.10 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any of the Loan Documents or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any of the Loan Documents, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and (b) the effects of any Bail-in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

ARTICLE III

CASH MANAGEMENT; RESERVE ACCOUNTS

Section 3.1. Cash Management. Concurrently herewith, Borrower (a) shall establish the Clearing Account and execute and deliver to Administrative Agent the Clearing Account Agreement and the Cash Management Agreement, and (b) shall (or shall cause Manager to) (i) deliver a written instruction to all tenants under Leases in a form reasonably acceptable to Administrative Agent instructing that all Revenues be paid directly to the Clearing Account, and (ii) deposit all Revenues received by Borrower or Manager into the Clearing Account within one (1) Business Day after receipt (other than security deposits paid by tenants pursuant to any Leases, except to the extent any such security deposit has become forfeited to Borrower pursuant to the terms and conditions of any Lease). Borrower shall send a copy of each such instruction letter sent as provided above, together with evidence that the same has been sent, to Administrative Agent within five (5) Business Days after delivery of such notice. Without the consent of Administrative Agent, neither Borrower nor Manager shall terminate, amend, revoke or modify any such instruction letter in any manner whatsoever, or direct or cause any Person to pay any amount in any manner other than as provided in the related instruction letter. On each Business Day, funds on deposit in the Clearing Account shall be transferred to the account of Borrower designated in the Clearing Account Agreement until such time as Administrative Agent (or its Servicer) has notified Clearing Bank of the existence of a Cash Management Event, from and after which time (until Administrative Agent (or its Servicer) has notified Clearing Bank that no Cash Management Event exists), on each Business Day all such funds shall be transferred to the Cash Management Account (or as otherwise directed by Administrative Agent or its Servicer). So long as no Event of Default shall have occurred and be continuing (and thereafter at Administrative Agent's sole option and discretion) funds on deposit in the Cash Management Account (other than any (y) Revenues paid more than one (1) month in advance ("Prepaid Revenues"), which shall be retained in the Cash Management Account until payment thereof is due under the applicable Lease, and (z) Extraordinary Lease Payments, which shall be held and disbursed in accordance with Section 3.2(e) below), shall be applied on each Payment Date in the following amounts and order of priority:

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(a) First, to the Tax Reserve Account the amount required pursuant to Section 3.2(a) hereof;

(b) Second, to the Insurance Reserve Account the amount required pursuant to Section 3.2(b) hereof;

(c) Third, to (or as directed by) Administrative Agent the Monthly Payment Amount;

(d) Fourth, to the other Reserve Accounts the amounts required pursuant to the applicable clauses in Section 3.2 hereof;

(e) Fifth, to Administrative Agent to pay any other amounts then due Administrative Agent and/or Lenders under the Loan Documents;

(f) Sixth, to Borrower for payments of monthly Operating Expenses in the amount described in the Approved Annual Budget for the month in which such Payment Date occurs (less the amount of any Excess Disbursement received by Borrower for any prior Payment Date that has not already been deducted pursuant to this clause (f), the amount of which Excess Disbursement (if any) shall be certified to Administrative Agent in writing by Borrower) (provided, however, at Administrative Agent's discretion, Administrative Agent shall reduce the amount to be disbursed to Borrower pursuant to this clause (f) by the amount that Borrower demonstrates to Administrative Agent's satisfaction that Borrower has paid (or will pay) from its own funds toward the payment of such monthly Operating Expenses up the amount then payable to Mezzanine Loan Administrative Agent pursuant to clause (g) below);

(g) Seventh, to (or as directed by) Mezzanine Loan Administrative Agent the amount specified in the Mezzanine Loan Monthly Debt Service Notice Letter;

(h) Eighth, to Borrower for payments of Operating Expenses and Capital Expenditures not set forth in the Approved Annual Budget that are approved by Administrative Agent and by Mezzanine Loan Administrative Agent pursuant to the Mezzanine Loan Documents, if any (less the amount of any Excess Disbursement received by Borrower for any prior Payment Date that has not already been deducted pursuant to clause (f) above or this clause (h), the amount of which Excess Disbursement (if any) shall be certified to Administrative Agent in writing by Borrower);

(i) Ninth, (A) if a Cash Management Event exists other than one described in clause (d), (e) or (f) of the definition thereof, any amounts remaining in the Cash Management Account ("Excess Cash Flow") shall be held by Administrative Agent in a deposit account established by Administrative Agent from time to time ("Excess Cash Flow Reserve Account") as additional collateral for the Obligations, or (B) if a Cash Management Event described in clause (d) of the definition thereof exists (but no other Cash Management Event exists), all Excess Cash Flow shall be paid to or as directed by Mezzanine Loan Administrative Agent, (C) if a Cash Management Event described in clause (e) of the definition thereof exists (but no other Cash Management Event exists), all Excess Cash Flow shall be held by Administrative Agent in the Cash Sweep Tenant Reserve Account, or (D) if a Cash Management Event described in clause (f) of the definition thereof exists (but no other Cash Management Event exists), all Excess Cash Flow shall be held by Administrative Agent in the Key Tenant Reserve Account. So long as no Event of Default then exists, Administrative Agent shall disburse to Borrower (or, if Administrative Agent has been notified of the existence of a Mezzanine Loan Event of Default, to Mezzanine Loan Administrative Agent) any funds held by Administrative Agent in the Excess Cash Flow Reserve Account on the Payment Date next following the end of the applicable Cash Management Event.

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Section 3.2. Required Deposits.

(a) Tax Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent's settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in October, 2018 deposit with Administrative Agent the amount that Administrative Agent estimates will be necessary in order to accumulate (together with the initial deposit made on the Closing Date and projected monthly deposits thereafter) sufficient funds to pay, at least thirty (30) days prior to their respective due dates, all Property Taxes due within the ensuing twelve (12) months. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Tax Reserve Account"). Provided no Event of Default shall then exist, Administrative Agent will apply the funds in the Tax Reserve Account to payments of the Property Taxes for which such funds have been reserved. In making any such payment, Administrative Agent may do so according to any bill, statement or estimate procured from the appropriate public office without inquiry into the accuracy thereof. If Administrative Agent so elects at any time, Borrower shall provide, at Borrower's expense, a tax service contract for the term of the Loan issued by a tax reporting agency acceptable to Administrative Agent. If Administrative Agent does not so elect, Borrower shall reimburse Administrative Agent for the cost of making annual tax searches throughout the term of the Loan.

(b) Insurance Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent's settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in October, 2018 deposit with Administrative Agent the amount that Administrative Agent estimates will be necessary in order to accumulate (together with the initial deposit made on the Closing Date and projected monthly deposits thereafter) sufficient funds to pay, at least thirty (30) days prior to its expiration, all premiums payable for the Required Policies ("Insurance Premiums") due within the ensuing twelve (12) months. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Insurance Reserve Account"). Provided no Event of Default shall then exist, Administrative Agent will apply the funds in the Insurance Reserve Account to payments of Insurance Premiums for Required Policies. In making any such payment, Administrative Agent may do so according to any bill, statement or estimate procured from an insurer or agent without inquiry into the accuracy thereof. Notwithstanding the foregoing, Borrower's obligation to make the monthly deposits for Insurance Premiums required above shall be suspended as long as the following conditions remain satisfied: (A) no Event of Default then exists; (B) Borrower or an Affiliate thereof maintains a blanket insurance policy that provides the coverages required by Section 5.1.11 of this Agreement with respect to the Property; and (C) Borrower delivers to Administrative Agent, evidence that the premium due for such blanket insurance policy has been paid and that such blanket insurance policy is in full force and effect at least thirty (30) days prior to the date on which such policy is scheduled to expire. If at any time any one of the foregoing conditions is not satisfied, Borrower shall, within five (5) Business Days after Administrative Agent's written demand, deposit with Administrative Agent immediately available funds in the amount determined in good faith by Administrative Agent to be sufficient (together with projected monthly deposits) to pay the Insurance Premium due for the coverages required hereunder at least thirty (30) days prior to the date the same is payable, and commence making monthly deposits for on the immediately following Payment Date in the amounts described above.

(c) Immediate Repair Reserve Account. On the Closing Date, Borrower shall deposit with Administrative Agent the amount(s) set forth on Schedule I. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Immediate Repair Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of costs and expenses incurred in connection with the completion by Borrower of the Immediate Repairs.

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(d) Capital Expenditures Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent's settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in October, 2021 deposit with Administrative Agent $24,689.00. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Capital Expenditure Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of Approved Capital Expenditures.

(e) TI/LC Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent's settlement statement (if any), and (ii) deposit with Administrative Agent all Extraordinary Lease Payments paid to Borrower or Manager. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "TI/LC Reserve Account"). Amounts so deposited with Administrative Agent pursuant to this Section 3.2(e) shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of Leasing Expenditures; provided, however, (A) the amount of any Extraordinary Lease Payments described in clauses (a) and (b) of the definition thereof that are deposited in the TI/LC Reserve Account shall only be released to Borrower upon satisfaction of the following conditions: (1) Borrower shall have entered into one or more replacement Leases for the space previously demised pursuant to the Lease with respect to which such Extraordinary Lease Payment was paid that either has been approved by Administrative Agent or, if Administrative Agent's approval was not required, comply with the Lease Requirements, and which Lease(s) provide (in the aggregate) for rent and recoveries at least equal to the lesser of (y) that which would have been payable under the Lease that has been terminated and (z) the rent and recoveries set forth in the Lease Requirements applicable to such demised space; and (2) the tenant(s) under such replacement Lease(s) have delivered to Administrative Agent an estoppel certificate reasonably acceptable to Administrative Agent, certifying among other things, that its Lease is in effect and such tenant is in occupancy, and (B) so long as no Event of Default then exists, the amount of any Extraordinary Lease Payments described in clause (c) of the definition thereof shall, to the extent the same are to reimburse Borrower or pay for capital improvement costs with respect to the Property pursuant to the applicable Lease that were paid by Borrower from its own funds and are not capital expenditures for which Borrower has received (nor for which Borrower will request) an Additional Advance and/or a disbursement from any applicable Reserve Account to reimburse Borrower for the same, be disbursed to Borrower upon delivery to Administrative Agent of reasonably acceptable evidence that such amounts paid by any applicable tenant satisfy the foregoing requirement.

(f) Project Expenditure Reserve Account. At any time Administrative Agent shall have determined in good faith that a Balancing Event exists, Borrower shall deliver to Administrative Agent immediately available funds in the amount necessary to cause such Balancing Event to no longer exist within five (5) Business Days after Administrative Agent's written demand therefor. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Project Expenditure Reserve Account"). So long as no Event of Default then exists, the funds in the Project Expenditure Reserve Account shall be disbursed by Administrative Agent in the same manner, and subject to the same terms and conditions applicable to, the making of Additional Advances, but solely for purposes of paying for the applicable line items for which such funds were deposited into the Project Expenditure Reserve Account on account of the applicable Balancing Event.

(g) Cash Sweep Tenant Reserve Account. All Excess Cash Flow held by Administrative Agent pursuant to clause (C) of Section 3.1(i) shall be deposited in an account established by Administrative Agent from time to time (the "Cash Sweep Tenant Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) to Borrower only for the payment of Leasing Expenditures with respect to the space previously demised under the Cash Sweep Lease that was the subject to the applicable Cash Sweep Tenant

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Event upon satisfaction of (i) the conditions set forth in Section 3.3 below applicable to Leasing Expenditures and (ii) the following additional conditions: (1) Borrower shall have entered into one or more Leases for the space previously demised pursuant to the Cash Sweep Lease that was the subject of the applicable Cash Sweep Tenant Event, which Lease(s) have either been approved by Administrative Agent or, if Administrative Agent's approval was not required, comply with the Lease Requirements; and (2) each tenant under each such Lease has delivered to Administrative Agent an estoppel certificate reasonably acceptable to Administrative Agent, certifying among other things, that its Lease is in effect and such tenant is in occupancy. Notwithstanding anything to the contrary set forth herein, if the balance of funds in the Cash Sweep Tenant Reserve Account exceed the amount necessary to pay for all of the outstanding Leasing Expenditures for all of the space previously demised under any Cash Sweep Lease that was the subject of a Cash Sweep Tenant Event, as determined by Administrative Agent in good faith, Borrower shall have the right to request, and Administrative Agent shall disburse, funds from the Cash Sweep Tenant Reserve Account for the payment of Leasing Expenditures for other space at the Property, upon satisfaction of the applicable disbursement conditions set forth in Section 3.3 below.

(h) Key Tenant Reserve Account. All Excess Cash Flow held by Administrative Agent pursuant to clause (D) of Section 3.1(i) shall be deposited in an account established by Administrative Agent from time to time (the "Key Tenant Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) to Borrower only for the payment of Leasing Expenditures with respect to the space previously demised under the Key Tenant Lease that was the subject to the applicable Key Tenant Reduction Event upon satisfaction of (i) the conditions set forth in Section 3.3 below applicable to Leasing Expenditures and (ii) the following additional conditions: (1) Borrower shall have entered into one or more Leases for the space previously demised pursuant to the Key Tenant Lease that was the subject of the applicable Key Tenant Reduction Event, which Lease(s) have either been approved by Administrative Agent or, if Administrative Agent's approval was not required, comply with the Lease Requirements; and (2) each tenant under each such Lease has delivered to Administrative Agent an estoppel certificate reasonably acceptable to Administrative Agent, certifying among other things, that its Lease is in effect and such tenant is in occupancy. Notwithstanding anything to the contrary set forth herein, if the balance of funds in the Key Tenant Reserve Account exceed the amount necessary to pay for all of the outstanding Leasing Expenditures for all of the space previously demised under any Key Tenant Lease that was the subject of a Key Tenant Reduction Event, as determined by Administrative Agent in good faith, Borrower shall have the right to request, and Administrative Agent shall disburse, funds from the Key Tenant Reserve Account for the payment of Leasing Expenditures for other space at the Property, upon satisfaction of the applicable disbursement conditions set forth in Section 3.3 below.

(i) National Securities Outstanding TI Reserve Account. Borrower shall on the Closing Date, deposit with Administrative Agent the sum of $638,913.78. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "National Securities Outstanding TI Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of Leasing Expenditures pursuant to the Lease with National Securities.

(j) Fire Alarm Upgrade Reserve Account. Borrower shall on the Closing Date, deposit with Administrative Agent the sum of $160,348.00. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Fire Alarm Upgrade Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of costs and expenses incurred in connection with the completion by Borrower of the Fire Alarm Upgrades. Borrower shall complete the Fire Alarm Repairs on or before November 30, 2018 (which deadline shall be

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extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure; provided, however, in no event shall such deadline be extended for a period longer than sixty (60) days in the aggregate). At Administrative Agent's option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete the Fire Alarm Upgrades by such required deadline (as extended as provided above).

(k) Elevator Modernization and Interiors Reserve Account. Borrower shall on the Closing Date, deposit with Administrative Agent the sum of $810,919.50. In addition, Borrower shall deposit with Administrative Agent the amounts set forth in Section 5.1.14 hereof with respect to the Elevator Modernization and Interiors Work, when required pursuant to Section 5.1.14 hereof. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Elevator Modernization and Interiors Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of costs and expenses incurred in connection with the completion by Borrower of the Elevator Modernization and Interiors Work. Borrower shall complete the Elevator Modernization and Interiors Work on or before May 30, 2020 (which deadline shall be extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure; provided, however, in no event shall such deadline be extended for a period longer than sixty (60) days in the aggregate). At Administrative Agent's option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete the Elevator Modernization and Interiors Work by such required deadline (as extended as provided above).

(l) Concourse Renovation Reserve Account. Borrower shall on the Closing Date, deposit with Administrative Agent the sum of $199,999.53. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the "Concourse Renovation Reserve Account"). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of costs and expenses incurred in connection with the completion by Borrower of the Concourse Renovation Work. Borrower shall complete the Concourse Renovation Work on or before July 31, 2019 (which deadline shall be extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure; provided, however, in no event shall such deadline be extended for a period longer than sixty (60) days in the aggregate). At Administrative Agent's option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete the Concourse Renovation Work by such required deadline (as extended as provided above).

Section 3.3. Disbursements from the Reserve Accounts. Administrative Agent shall disburse funds from the applicable Reserve Account for the payment of costs and expenses incurred in connection with an applicable Reserve Item, but not more frequently than once in any thirty (30) day period, upon satisfaction by Borrower of each of the following conditions: (a) Borrower shall submit a written request for payment to Administrative Agent (together with evidence reasonably required by Administrative Agent to evidence satisfaction of the conditions set forth in this Section 3.3) at least ten (10) Business Days prior to the date on which Borrower requests such payment be made and specifies the Reserve Item for which such payment is requested; (b) on the date such request is received by Administrative Agent and on the date such payment is to be made, no Event of Default exists; (c) Administrative Agent shall have received (i) prior to the first request for a disbursement from a Reserve Account (and prior to any subsequent request for a disbursement where the authorized representative of Borrower has changed), a Certificate of Authority indicating the representative of Borrower that is authorized to make such request, and (ii) for each request for disbursement from a Reserve Account, an Officer's Certificate with all blanks completed and applicable attachments included; (d) Borrower

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shall have delivered to Administrative Agent copies of all applicable Leases, commission/fee agreements, bills, invoices, receipts and other documentation reasonably required by Administrative Agent with respect to the Reserve Item for which the disbursement is sought; (e) with respect to Leasing Expenditures (i) Administrative Agent shall have either approved the proposed Lease to which the requested disbursement relates (including any applicable commission/fee agreements) if such Lease requires Administrative Agent's approval hereunder, or verified that the proposed Lease to which the requested disbursement relates satisfies the Lease Requirements with respect to Leases which do not require Administrative Agent's approval hereunder, and (ii) for the disbursement of the final ten percent (10%) of any amount payable with respect to tenant improvement costs or a tenant allowance applicable to a given Lease, Borrower shall have delivered to Administrative Agent an executed tenant estoppel from the tenant under such Lease confirming that the tenant has accepted the premises demised under such Leases, that all tenant improvement obligations under such Lease have been satisfied, that Borrower has no future tenant improvement obligations under such Lease, and that the tenant has commenced paying rent, and is not entitled to any further tenant improvements, rental abatements or offsets; and (f) at Administrative Agent's option, if the disbursement request is from a Reserve Account other than the Tax Reserve Account or the Insurance Reserve Account, Borrower shall furnish Administrative Agent with a title search indicating that the Property is free from all liens, claims and other encumbrances not previously approved by Administrative Agent. Administrative Agent shall not be required to make disbursements from the Reserve Accounts (other than the Tax Reserve Account or the Insurance Reserve Account, which shall not be so limited) unless such requested disbursement is in an amount greater than $10,000 (or a lesser amount if the total amount in the applicable Reserve Account is less than $10,000, in which case only one disbursement of the amount remaining in the account shall be made). No funds shall be disbursed from a Reserve Account for the payment of a Reserve Item for which funds have been reserved in a different Reserve Account (or for a Reserve Item for which no funds have been reserved). Any amount remaining in a Reserve Account after the Debt has been paid in full shall be returned to Borrower (provided, however, if at such time Administrative Agent has received written notice that a Mezzanine Loan Event of Default then exists, such funds shall instead be deemed distributed to Borrower and shall be paid to Mezzanine Loan Administrative Agent).

Section 3.4. Accounts Generally. If at any time Administrative Agent determines that the funds available in any Reserve Account will not be sufficient to pay for the cost or expense for which such funds have been required to be deposited with Administrative Agent hereunder by the date required therefor, or if Administrative Agent determines in good faith (based on the then-current Approved Annual Budget or on review of a physical conditions report for the Property, among other sources) to reassess its estimate of the amount reasonably necessary to be reserved for any such costs or expenses, then, at Administrative Agent's option, Borrower shall increase its monthly payments to Administrative Agent with respect to the applicable Reserve Account(s) by the amount that Administrative Agent so notifies Borrower is required and/or deposit the shortfall amount determined by Administrative Agent into the applicable Reserve Account(s) within ten (10) Business Days of notice from Administrative Agent. The insufficiency of any balance in any Reserve Account shall not relieve Borrower from its obligations under the Loan Documents. Subject to the terms and conditions of this Agreement, the Cash Management Account, the Clearing Account, and the Reserve Accounts shall be under the sole dominion and control of Administrative Agent (which dominion and control may be exercised by Servicer), Administrative Agent and Servicer shall have the sole right to make withdrawals from such accounts (without limiting the terms and conditions of this Agreement or the Clearing Account Agreement), and all costs and expenses for establishing and maintaining such accounts shall be paid by Borrower. Administrative Agent may replace such accounts or establish new accounts from time to time in its sole discretion, and Borrower hereby agrees that it shall take all action necessary to facilitate the transfer of the respective obligations, duties and rights of any applicable bank to the successor thereof selected by Administrative Agent in its sole

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discretion. Interest or other earnings that may accrue with respect to any funds held in a Reserve Account (if any) shall not be required to be remitted to Borrower or any Reserve Account and shall instead be retained by Administrative Agent (or at Administrative Agent's election, its Servicer or any other designee of Administrative Agent). The funds in the Reserve Accounts shall not constitute trust funds and may be held in Administrative Agent's name and commingled with other monies held by Administrative Agent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as of the Closing Date (or as of such other date on which the representations and warranties contained herein are required under this Agreement to be made) that, except as set forth on Schedule V attached hereto:

Section 4.1. Organization. Borrower and each Required SPE Entity has been duly formed and is validly existing and in good standing in the jurisdiction in which it is formed and has the requisite power and authority to own its properties and to transact the businesses in which it is now engaged. Borrower is duly qualified to do business in, and is in good standing in, the State in which the Property is located and each other jurisdiction where it is required to be so qualified in connection with its properties, businesses and operations. The organizational chart attached hereto as Schedule II shows all Persons that (a) own ten percent (10%) or more of the direct or indirect ownership interests in Borrower, and (b) Control Borrower. As of the date hereof, CP Tower Owner is Controlled by NexPoint SOF, and NexPoint SOF is Controlled by NexPoint Advisors, and NexPoint Advisors is Controlled by James D. Dondero, and CP Land Owner, LLC is Controlled by HCRE Partners, and HCRE Partners is Controlled by James D. Dondero.

Section 4.2. Authority; Enforceability. Borrower has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents. This Agreement and the other Loan Documents have been duly executed and delivered by or on behalf of Borrower and constitute the legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and similar laws affecting rights of creditors generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by Borrower, Required SPE Entity or Guarantor, nor would the operation of any of the terms of the Loan Documents, or the exercise of any right thereunder, render the Loan Documents unenforceable (subject to principles of equity and bankruptcy, insolvency and other laws generally affecting creditors' rights and the enforcement of debtors' obligations).

Section 4.3. No Conflicts. The execution, delivery and performance of this Agreement and the other Loan Documents by Borrower, Required SPE Entity, and/or Guarantor, as applicable, will not (a) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any of such Person's organizational or governing documents, (b) conflict with or result in a breach of any, or result in the creation or imposition of any lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of such Person pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, partnership agreement, management agreement or other agreement or instrument to which such Person is a party or by which any of such Person's property or assets is subject, or (c) result in any violation of the provisions of any Legal Requirement. Any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by Borrower, Required SPE Entity, and/or

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Guarantor, as applicable, of the Loan Documents has been obtained and is in full force and effect.

Section 4.4. Litigation; Judgments. To the best of Borrower's knowledge, there are no actions, suits or proceedings at law or in equity by or before any Governmental Authority now pending or threatened against or affecting Borrower, Required SPE Entity, Guarantor, Manager, or the Property that, if determined adversely to such party, would be reasonably likely to have a Material Adverse Effect. Borrower, Required SPE Entity, Guarantor, and Manager are not in default or violation with respect to any order, writ, injunction, decree or demand of any Governmental Authority that is reasonably likely to have a Material Adverse Effect.

Section 4.5. Agreements. Borrower is not in default in any material respect under any agreement to which it is a party or by which Borrower or the Property are bound which would reasonably be expected to have a Material Adverse Effect. Borrower and Required SPE Entity have no material financial obligations other than Permitted Indebtedness.

Section 4.6. Title. Borrower has indefeasible and insurable fee simple title to the real property comprising part of the Property and good title to the balance of the Property, free and clear of all liens and security interests whatsoever except the Permitted Encumbrances. There are no liens on or security interests in the direct ownership interests in any Individual Borrower, any Mezzanine Borrower or the sole member of any Mezzanine Borrower (other than Permitted Encumbrances). Neither the Property nor any part thereof, nor any direct ownership interests in any Individual Borrower, any Mezzanine Borrower or the sole member of any Mezzanine Borrower, are subject to any purchase options, rights of first refusal, rights of first offer or other similar rights in favor of any Person. The Permitted Encumbrances in the aggregate do not materially and adversely affect the value, operation or use of the Property (as currently used) or Borrower's ability to repay the Loan. There are no claims for payment for work, labor or materials affecting the Property, which are or may become a lien prior to, or of equal priority with, the liens created by the Loan Documents. There are no prior assignments of the Leases or any portion of the Revenues due and payable or to become due and payable which are presently outstanding.

Section 4.7. Solvency. Borrower has (a) not entered into the transaction contemplated by this Agreement or executed the Loan Documents with the actual intent to hinder, delay or defraud any creditor and (b) received reasonably equivalent value in exchange for its obligations under such Loan Documents. The fair saleable value of Borrower's assets exceeds and will, immediately following the making of the Loan, exceed Borrower's total liabilities, including subordinated, unliquidated, disputed and contingent liabilities. Borrower's assets do not and, immediately following the making of the Loan will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. No petition in bankruptcy has been filed against Borrower or Required SPE Entity, and neither Borrower nor Required SPE Entity has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. None of Borrower, Required SPE Entity, or any of their respective direct or indirect owners is contemplating either the filing of a Bankruptcy Action by Borrower or Required SPE Entity or the liquidation of all or a major portion of its assets or properties, and Borrower has no knowledge of any Person contemplating the filing of any such petition against it or Required SPE Entity.

Section 4.8. Compliance. To the best of Borrower's knowledge, Borrower and the Property (including the use thereof) comply in all material respects with all applicable Legal Requirements. To the best of Borrower's knowledge, there has not been committed by Borrower or, to Borrower's knowledge, any other Person in occupancy of or involved with the operation or use of the Property any act or omission affording any Governmental Authority the right of forfeiture as against the Property or any part thereof or any monies paid in performance of

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Borrower's obligations under any of the Loan Documents. To the best of Borrower's knowledge and except as otherwise set forth in the PZR Report prepared by The Planning & Zoning Resource Company and delivered to Administrative Agent in contemplation of the Loan, in the event that all or any part of the Improvements are destroyed or damaged, said Improvements can be legally reconstructed to their condition prior to such damage or destruction, and thereafter exist for the same use without violating any zoning or other ordinances applicable thereto and without the necessity of obtaining any variances or special permits, and neither the zoning nor any other right to construct, use or operate the Property is in any way dependent upon or related to any property other than the Property. The use being made of the Property is in conformity with the certificate of occupancy issued for the Property and, to the best of Borrower's knowledge, all other restrictions, covenants and conditions affecting the Property. The Loan is solely for the business purpose of Borrower, and is not for personal, family, household, or agricultural purposes.

Section 4.9. Condemnation. No Condemnation or other similar proceeding has been commenced or, to Borrower's knowledge, is threatened or contemplated with respect to all or any portion of the Property or for the relocation of any roadway providing access to the Property.

Section 4.10. Utilities and Public Access. The Property is located on or adjacent to a public road and has direct legal access to such road (or has access to it via an irrevocable easement or irrevocable right of way permitting ingress and egress to and from such public road), and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service the Property for its intended uses. All public utilities necessary or convenient to the full use and enjoyment of the Property are located either in the public right-of-way abutting the Property (which are connected so as to serve the Property without passing over other property) or in recorded easements serving the Property and such easements are set forth in and insured by the Title Insurance Policy. All easements, cross easements, licenses, air rights and rights-of-way or other similar property interests, if any, necessary for the full utilization of the Improvements for their intended purposes have been obtained, are described in the Title Insurance Policy and are in full force and effect without default thereunder.

Section 4.11. Separate Tax Lots; Assessments. The Property is comprised of one (1) or more parcels that constitute one (1) or more separate tax lots and do not constitute a portion of any other tax lot that is not a part of the Property. There are no pending or, to Borrower's knowledge, proposed special or other assessments for public improvements or otherwise affecting the Property, nor, to Borrower's knowledge, are there any contemplated improvements to the Property that may result in such special or other assessments.

Section 4.12. Insurance. Borrower has obtained and has delivered to Administrative Agent certificates for all Required Policies required hereunder, with all premiums currently payable thereunder having been paid, reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. No claims have been made under any such Required Policies, and no Person has done, by act or omission, anything that would impair the coverage of any such Required Policies.

Section 4.13. Use of Property; Licenses. Other than the projected use of Hotel Component as a hotel, the Property is used exclusively as an office building and other appurtenant and related uses. All certifications, permits, licenses and approvals (including certificates of completion and occupancy permits (or its equivalent)) required for the current legal use, occupancy and operation of the Property, have been obtained and are in full force and effect.

Section 4.14. Flood Zone. Except as may be shown on the survey delivered to Administrative Agent in connection with the closing of the Loan, none of the Improvements on

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the Property are located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards (or, if so located, the flood insurance required pursuant to Section 5.1.11 hereof is in full force and effect with respect to the Property).

Section 4.15. Physical Condition. To the best of Borrower's knowledge, the Property (including all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components) is in good condition, order and repair in all material respects. To the best of Borrower's knowledge, there exists no structural or other material defects or damages in the Property, whether latent or otherwise, and Borrower has not received notice from any insurance company or bonding company of any defects or inadequacies in the Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond. The Improvements have suffered no material casualty or damage which has not been fully repaired and the cost thereof fully paid.

Section 4.16. Boundaries; Survey. Except as may be otherwise shown on the survey of the Property delivered to Administrative Agent in contemplation of the Loan, all of the improvements which were included in determining the appraised value of the Property lie wholly within the boundaries and building restriction lines of the Property, and no improvements on adjoining properties encroach upon the Property (other than Permitted Encumbrances), and no easements or other encumbrances upon the Property encroach upon any of the Improvements, so as to affect the value or marketability of the Property except those which are insured against by the Title Insurance Policy. To Borrower's knowledge, the survey for the Property delivered to Administrative Agent in connection with the Loan does not fail to reflect any material matter affecting the Property or the title thereto.

Section 4.17. Leases. (a) The Property is not subject to any Leases other than the Leases described in the rent roll attached to the Closing Certificate, and no Person has any possessory interest in the Property or right to occupy the same except under and pursuant to the provisions of the Leases described in said rent roll, (b) to the best of Borrower's knowledge, except as otherwise set forth on said rent roll or the estoppels delivered to Administrative Agent in contemplation of the Loan, the tenants under the Leases listed on the rent roll have accepted possession of and are in occupancy of all of their respective demised premises, are open for business, and are paying full, unabated rent, and no tenant under any such Lease has given Borrower notice of its intent to terminate such lease or vacate the leased premises (and Borrower has no knowledge that any such tenant intends to so terminate or vacate), (c) Borrower has not received written notice from any tenant under the Leases claiming that Borrower (or any prior landlord) is in default thereunder, and to the knowledge of Borrower there are no defaults under said Leases by any party thereto, (d) except as set forth on the rent roll, no Revenue has been paid more than one (1) month in advance of its due date, (e) to Borrower's knowledge, except as set forth on the rent roll or the estoppels delivered to Administrative Agent in contemplation of the Loan, all work to be performed by Borrower (or any prior landlord) under each Lease has been performed as required and has been accepted by the applicable tenant, and any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements required to be given by Borrower to any tenant has already been received by such tenant, (f) said rent roll accurately describes all security deposits made by the tenants at the Property which have not been applied (including accrued interest thereon), all of which are held by Borrower in accordance with the terms of the applicable Lease and applicable Legal Requirements, (g) no tenant under any Lease (or any sublease) is an Affiliate of Borrower, (h) to Borrower's knowledge as of the Closing Date, except as otherwise set forth on said rent roll or the estoppels delivered to Administrative Agent in contemplation of the Loan, no tenant listed on said rent roll has assigned its Lease or sublet all or any portion of the premises demised thereby, no such

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tenant holds its leased premises under assignment or sublease, nor does anyone except such tenant and its employees occupy such leased premises, (i) except as otherwise set forth on the rent roll delivered to Administrative Agent in contemplation of the Loan and except for items which Borrower has received a credit at closing in the amount set forth on Schedule V hereto, to the best of Borrower's knowledge, there are no brokerage fees or commissions now due and payable in connection with the leasing of space at the Property, and no such fees or commissions will become due and payable in the future in connection with the Leases in effect as of the date hereof (including by reason of any extension of such Lease or expansion of the space leased thereunder), and (j) to Borrower's knowledge, except as set forth on the rent roll or the estoppels delivered to Administrative Agent in contemplation of the Loan, no tenant under any Lease has a right to purchase all or any part of the Property, or any right to expand into additional space in the Improvements.

Section 4.18. Filing and Recording Taxes. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the transfer of the Property to Borrower have been paid. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents have been paid.

Section 4.19. Special Purpose Entity. Borrower and each Required SPE Entity (if any) are each (and have been, at all times since their formation) a Special Purpose Entity.

Section 4.20. Financial Information; Disclosure. To the best of Borrower's knowledge, all information submitted to Administrative Agent (including all financial statements, rent rolls, reports, certificates and other documents submitted in connection with the Loan or in satisfaction of the terms thereof, and all statements of fact made in this Agreement or in any other Loan Document) (a) are accurate, complete and correct in all material respects, (b) accurately represent the financial condition of Borrower, Guarantor, and/or Property as of the date of such reports (as applicable), (c) to the extent prepared, audited or reviewed by an independent certified public accounting firm, have been prepared, audited or reviewed in accordance with the Approved Accounting Method throughout the periods covered (except as disclosed therein), and (d) do not omit to state any material fact necessary to make statements contained herein or therein not misleading. Except for Permitted Encumbrances, Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to Borrower and reasonably likely to have a Material Adverse Effect, except as referred to or reflected in such financial statements. There has been no material adverse change in any condition, fact, circumstance or event that would make any such information inaccurate, incomplete or otherwise misleading in any material respect or that would be reasonably likely to have a Material Adverse Effect. Borrower has disclosed to Administrative Agent all material facts that would cause any information provided to Administrative Agent or any representation or warranty made in any of the Loan Documents concerning Borrower, any Required SPE Entity, Guarantor, Manager, or the Property, to be materially misleading. To Borrower's knowledge, no statement of fact made by Borrower or Guarantor in any of the Loan Documents to which such Person is a party contains any untrue statement of a material fact or omits to state any material fact presently known to such Person and necessary to make statements contained herein or therein not misleading.

Section 4.21. Certain Regulations. Borrower is not (a) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (b) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company"

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within the meaning of the Public Utility Holding Company Act of 1935, as amended; (c) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money; (d) a "bank holding company" or a direct or indirect subsidiary of a "bank holding company" as defined in the Bank Holding Company Act of 1956, as amended, and Regulation Y thereunder of the Board of Governors of the Federal Reserve System; (e) a "foreign person" within the meaning of § 1445(f)(3) of the Code; (f) a sponsor of (nor obligated to contribute to) an "employee benefit plan" (within the meaning of §3(3) of ERISA) which is subject to Title I of ERISA or §4975 of the Code, and none of the assets of Borrower constitute "plan assets" (within the meaning of 29 C.F.R. §2510.3-101) for purposes of §3(42) of ERISA, or (g) a "governmental plan" (within the meaning of §3(32) of ERISA) or subject to any state statute regulating investments of, or fiduciary obligations with respect to, such "governmental plans" which is similar to the provisions of §406 of ERISA or §4975 of the Code and which prohibit or otherwise restrict the transactions contemplated by this Agreement (including the exercise by Administrative Agent of any of its rights under the Loan Documents). No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by any Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents.

Section 4.22. Sanctions; Anti-Money Laundering; Anti-Corruption. As of the date hereof and at all times throughout the term of the Loan, including after giving effect to any Transfers permitted pursuant to the Loan Documents, no Restricted Party, no Affiliate of any Restricted Party, and, to the Borrower's knowledge, no agent of the foregoing or other Person holding any direct or indirect ownership or beneficial interest in Borrower or its funds or other assets (a) is a Designated Person, (b) is located, organized, resident or has a place of business in a Designated Jurisdiction, (c) is a Person with whom Administrative Agent or any Lender is restricted from doing business under Sanctions and Anti-Money Laundering Laws, (d) has engaged or currently engages in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any Sanctions and Anti-Money Laundering Laws or (e) is otherwise in violation of Sanctions and Anti-Money Laundering Laws. The Restricted Parties, their respective Affiliates, and to the Borrower's knowledge, their agents and other Persons holding any direct or indirect ownership or beneficial interest in Borrower, are in compliance with Sanctions and Anti-Money Laundering Laws and the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") and any other applicable anti-corruption law (together, the "Anti-Corruption Laws"). The Borrower has instituted and maintains policies and procedures designed to promote and achieve compliance with applicable Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws.

Section 4.23. Construction Matters.

(a) Borrower has all necessary power and authority to enter into and perform its respective obligations under the Project Documents to which Borrower is a party, and all other agreements and instruments to be executed by Borrower in connection with the construction and the development of the Project. The Project Documents to which Borrower is a party have been duly executed and delivered by Borrower. The Project Documents to which Borrower is a party constitute the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with its terms, subject only to applicable bankruptcy, insolvency and similar laws generally affecting rights of creditors and the enforcement of debtors' obligations, and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The completion of the Project and the execution, delivery and performance by Borrower of its obligations under, and the consummation of the transactions contemplated by, each of the Project Documents to which Borrower is, or will be, a party, and all other agreements and

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instruments to be executed by Borrower in connection therewith do not and will not (i) violate any Legal Requirement applicable to Borrower in any material respect, (ii) result in a breach of any of the terms, conditions or provisions of, or constitute a default under the organizational documents of Borrower, or result in a material breach of the terms, conditions or provisions of any mortgage, indenture, agreement, permit, franchise, license, note or instrument to which Borrower is a party or by which it or any of its properties is bound, or (iii) result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever upon any of the assets of Borrower (except as contemplated by this Agreement and by the Permitted Encumbrances). All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, or other actions in respect of or by, any Governmental Authorities that are required in connection with the execution, delivery and performance by Borrower of the Project Documents and all other agreements and instruments to be executed by Borrower in connection therewith and the construction and operation of the Project have been obtained or will be obtained when required for the then applicable stage of completion of the Project and are or will be in full force and effect.

(b) Borrower has delivered to Administrative Agent true, correct, and complete copies of all Project Documents. All permits, licenses, and other approvals from any applicable Governmental Authorities, adjacent property owners, or any other Person necessary for Borrower to commence and Complete the Project in accordance with the Administrative Agent-approved Plans and Specifications have been obtained and are in full force and effect. All utility services and facilities necessary for the completion of the Project and, upon completion of construction, the operation, use and occupancy of the Project for its intended purposes are or will be available at the boundaries of the Land, including, without limitation, water supply, storm and sanitary sewer facilities, gas and electric and telephone facilities and means of access between the Land and public ways.

(c) Except for the Project Documents approved by Administrative Agent, Borrower has not made, assumed or been assigned any contract or arrangement of any kind, the performance of which by the other party thereto would give rise to a lien (other than Permitted Encumbrances) against all or any portion of the Property.

(d) The current land use, zoning law, regulations and declarations covering the Property permit on an as-of-right basis, the completion of the Project substantially in accordance with the Plans and Specifications, the current zoning law and declarations covering the Property permit the Project to be operated and used as contemplated by this Agreement, and no additional variance, conditional use permit, special use permit or other similar approval is required for such construction, use and occupancy of the Project that has not been or will not, if and when required, be obtained. The Property currently and, upon completion of the Project substantially in accordance with the Plans and Specifications, the use thereof will be in all material respects in compliance with all Project Permits then required and all other applicable Legal Requirements, and such compliance is not dependent on any land, improvements or facilities that are not a part of the Property. There are no pending, or to Borrower's knowledge, threatened actions, suits or proceedings to revoke, attach, invalidate, rescind or modify the zoning applicable to the Property or any part thereof or any of the Project Permits, as currently existing.

(e) As of the Closing Date and as of each date on which this representation is deemed remade, the Project Budget (as the same may be amended from time to time in accordance with this Agreement) accurately reflects Borrower's good faith estimate of all anticipated Hard Costs, Soft Costs, and any other costs and expenses reasonably anticipated to be incurred in connection with the Completion of the Project.

(f) No Balancing Event exists as of the date hereof.

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Section 4.24. Required Equity. Borrower has invested in the Property cash equity in the amount of not less than $72,088,000.00.

Section 4.25. Mezzanine Loan Matters. No Default or Event of Default (each as defined in the Mezzanine Loan Agreement) has occurred under the Mezzanine Loan Documents which remains uncured or unwaived.

ARTICLE V

BORROWER COVENANTS

Section 5.1. Affirmative Covenants. From the date hereof and until payment and performance in full of all Obligations in accordance with the terms of this Agreement and the other Loan Documents, Borrower hereby covenants and agrees with Administrative Agent that it shall comply with the following:

5.1.1 Existence; Compliance with Legal Requirements. Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence, rights, licenses, permits, franchises, and trade names required for the operation of the Property in the manner presently being conducted. Borrower shall comply with all Legal Requirements applicable to it and the Property (subject to Borrower's right to contest the applicability of any such Legal Requirement in accordance with Section 5.1.2 below).

5.1.2 Taxes, Other Charges, and Liens; Contests. Borrower shall pay all Property Taxes, liens, assessments, maintenance charges, and any other charges (including vault charges and license fees for the use of vaults, chutes and similar areas adjoining the Property) now or hereafter levied or assessed or imposed against the Property or any part thereof prior to the delinquency thereof. Borrower will deliver to Administrative Agent receipts for payment or other evidence satisfactory to Administrative Agent that the Property Taxes and such other charges have been so paid no later than ten (10) days prior to the date on which the same would otherwise be delinquent if not paid. Notwithstanding the foregoing, Borrower's obligation to directly pay Property Taxes for which Administrative Agent is reserving funds pursuant to Section 3.2(a) hereof (and to provide evidence of the same) shall be suspended for so long as Borrower complies with the terms and provisions of said Section 3.2(a). Borrower, at its own expense, may contest (after prior written notice to Administrative Agent) by appropriate legal proceeding, promptly initiated and conducted in good faith and with reasonable diligence, the amount or validity or application in whole or in part of any Property Taxes or any lien or other charge on the Property, and/or the applicability of any Legal Requirement, provided that: (a) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower, the Property or any collateral for the Loan, as applicable, is subject and shall not constitute a default thereunder, and such proceeding shall be conducted in accordance with all applicable statutes, laws and ordinances; (b) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (c) Borrower shall promptly, upon final non-appealable determination thereof, pay the amount of any such contested matter (together with all costs, interest and penalties which may be payable in connection therewith) and/or comply with such contested Legal Requirement; and (d) such proceeding shall suspend the collection of such contested matter (unless Borrower shall have paid all such amounts so demanded under protest), and with respect to liens, Borrower shall have caused any such lien to be discharged (by bonding or otherwise) within thirty (30) days (or sooner if required to avoid a forfeiture of the Property) of the filing thereof, or Borrower shall furnish such security as may be requested by Administrative Agent (not to exceed one hundred ten percent (110%) of the amount of such lien being contested), to insure the payment of any such contested matter, together with all interest and penalties thereon (and Administrative Agent may pay over any such security to the claimant

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entitled thereto at any time when, in the judgment of Administrative Agent, the entitlement of such claimant is established or the Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost, or there shall be any danger of the lien of the Security Instrument being primed by any related lien).

5.1.3 Access to Property. Borrower shall permit agents, representatives and employees of Administrative Agent to inspect the Property or any part thereof at reasonable hours upon reasonable advance notice (and subject to the rights of tenants under Leases). Borrower agrees to pay or reimburse Administrative Agent within ten (10) Business Days after written demand for all out-of-pocket costs and expenses incurred by Administrative Agent in connection with the inspections described in this Section 5.1.3; provided, however, Borrower shall not be required to pay for the cost of more than one (1) such inspection in any twelve (12) month period unless (a) an Event of Default exists, (b) Borrower has undertaken capital improvements with respect to the Property, or (c) Administrative Agent has a reasonable basis to believe that the Property has been damaged in any material respect, in which case with respect to any of the foregoing circumstances, the foregoing limitation shall not apply.

5.1.4 Interest Rate Cap Agreement.

(a) On the date hereof, Borrower shall obtain an agreement from (or guaranteed by) an Acceptable Counterparty, which agreement (an "Interest Rate Cap Agreement") shall (i) be in the form and substance satisfactory to Administrative Agent, (ii) contain the agreement of such counterparty to make payments to Borrower in the event the applicable Index exceeds the applicable Strike Rate, (iii) require payments based on a notional amount at least equal to the Loan Amount, (iv) not terminate prior to the Payment Date in September, 2020, (v) require payments to be made on the date that is three (3) Business Days prior to the applicable Payment Date, and (vi) contain a one-time right to reallocate notional amounts between the Interest Rate Cap Agreement obtained in connection with the Loan and the Interest Rate Cap Agreement obtained in connection with the Mezzanine Loan at no cost to Administrative Agent or any Lender. Borrower shall not waive or amend any of the material terms of any such required Interest Rate Cap Agreement. In addition, not later than the date that is sixty (60) days prior to the date on which the Interest Rate Cap Agreement obtained by Borrower pursuant to the preceding sentence is scheduled to expire, Borrower shall obtain an Interest Rate Cap Agreement that complies with the foregoing requirements, except that it shall not terminate prior to the Scheduled Maturity Date.

(b) In the event of any downgrade or withdrawal of the rating of an Acceptable Counterparty below "A-" by S&P or "A3" from Moody's (or such other lower rating levels as are acceptable to Administrative Agent), or in the event of any default by an Acceptable Counterparty under an Interest Rate Cap Agreement required hereunder, Borrower shall, not later than thirty (30) days following the receipt by Borrower of notice of such downgrade, withdrawal, or default (whether received from Administrative Agent, the Acceptable Counterparty, or otherwise) (or such later period with respect to the following clause (ii) if such Acceptable Counterparty has a longer period of time to provide such collateral) either (i) replace such Interest Rate Cap Agreement with an Interest Rate Cap Agreement satisfying the requirements of clause (a) above, (ii) provide a guaranty from a guarantor who is an Acceptable Counterparty, or (iii) to the extent required of such Acceptable Counterparty in such Interest Rate Cap Agreement, cause the Acceptable Counterparty to deliver cash collateral to secure 100% of the mark-to-market value of Borrower's exposure under such Interest Rate Cap Agreement; provided, however, notwithstanding the foregoing, if the Acceptable Counterparty ceases to have a long term rating of at least "BBB" or "Baa2" by S&P and Moody's respectively, then Borrower shall replace the Interest Rate Cap Agreement with an Interest Rate Cap Agreement satisfying the requirements in clause (a) above, not later than fifteen (15) days following the receipt by

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Borrower of notice of such downgrade (whether received from Administrative Agent, the Acceptable Counterparty, or otherwise).

(c) Borrower shall collaterally assign any such required Interest Rate Cap Agreement to Administrative Agent, and shall cause the counterparty to such Interest Rate Cap Agreement to consent to such collateral assignment and deliver an opinion of counsel regarding the enforceability of the Interest Rate Cap Agreement, in each case in form and substance reasonably satisfactory to Administrative Agent.

5.1.5 Further Assurances. Borrower shall, at Borrower's sole cost and expense, (a) furnish to Administrative Agent all information with respect to the Property in Borrower's possession or control promptly upon Administrative Agent's request therefor; (b) execute and deliver to Administrative Agent such documents, instruments, certificates, assignments and other writings, and do such other acts reasonably necessary or desirable, to evidence, preserve and/or protect the collateral at any time securing or intended to secure the Obligations under the Loan Documents, and to establish, maintain, and perfect Administrative Agent's security interest therein free of all other liens and security interests (other than Permitted Encumbrances); and (c) do and execute all and such further lawful acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, in each case as Administrative Agent shall require from time to time. Borrower authorizes Administrative Agent, at the expense of Borrower, to file any financing statement or statements (and amendments thereto and continuations thereof) deemed necessary or desirable by Administrative Agent in good faith to perfect its security interest in any of the collateral for the Loan (including an "all assets" financing statement within the meaning of the UCC). Borrower hereby irrevocably constitutes and appoints Administrative Agent as Borrower's true and lawful attorney-in-fact, coupled with an interest and with full power of substitution, to execute, acknowledge and deliver any instruments and to exercise and enforce every right, power, remedy, option and privilege of Borrower with respect to the collateral for the Loan, and do in the name, place and stead of Borrower, all such acts, things and deeds for and on behalf of and in the name of Borrower, which Borrower is required to do under the Loan Documents or which Administrative Agent may deem necessary or desirable to more fully vest in Administrative Agent the rights and remedies provided for in the Loan Documents and to accomplish the purposes of this Agreement, including any amendment to the Loan Documents which may be required hereunder, in each case upon Borrower's failure to take any of the foregoing actions or any other applicable action required under the Loan Documents within five (5) Business Days after notice from Administrative Agent. The foregoing powers of attorney are irrevocable and coupled with an interest.

5.1.6 Reporting.

(a) Borrower will keep and maintain or will cause to be kept and maintained on a fiscal year basis (commencing January 1 of each year), in accordance with the Approved Accounting Method, proper and accurate books, records and accounts reflecting all of the financial affairs of Borrower. Borrower will furnish to Administrative Agent the reports described on Schedule VII attached hereto not later than the applicable date set forth opposite such required report, accompanied by an Officer's Certificate with respect thereto.

(b) Not later than forty-five (45) days prior to the commencement of each fiscal year, Borrower shall submit to Administrative Agent its proposed annual budget for the Property detailing all anticipated operating expenses, operating income, and planned Capital Expenditures for the Property for the ensuing fiscal year in form satisfactory to Administrative Agent. Such proposed budget shall be subject to Administrative Agent's written approval (when so approved, an "Approved Annual Budget"), which approval shall not be unreasonably withheld. Until such time that Administrative Agent approves a proposed budget, the most recently Approved Annual

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Budget shall apply; provided, however, that such Approved Annual Budget shall be deemed adjusted to reflect actual increases in Property Taxes, Insurance Premiums and utilities expenses. The approved Annual Budget for the remainder of calendar year 2018 is attached hereto as Exhibit C.

(c) Any reports, statements or other information required to be delivered under this Agreement shall be provided to Administrative Agent as an electronic Excel file and as a .pdf file (or otherwise in a form reasonably acceptable to Administrative Agent), in English, and shall be delivered electronically unless Administrative Agent requests that the same be delivered in paper form, and accompanied by a certificate of Borrower stating that such information is accurate and complete in all material respects and does not intentionally omit a material fact necessary in order to make the same not misleading in any material respect. Borrower agrees that Administrative Agent and Lender may disclose all documents, materials, and information regarding the Property, Borrower, Guarantor, their constituent direct and indirect owners, and/or the Loan that is now or hereafter becomes in Administrative Agent's or Lender's possession and/or is or may be provided to Administrative Agent pursuant to this Section 5.1.6 and/or pursuant to Article VII hereof to any applicable parties requesting such information in connection with a Secondary Market Transaction (including each actual or potential purchaser, transferee, assignee, servicer, participant or investor in the Loan or in any Securities, any Rating Agency, any organization maintaining databases on the underwriting and performance of commercial loans, trustees, counsel, and accountants). Administrative Agent shall have the right from time to time at all times during normal business hours upon reasonable prior notice (which may be given verbally) to examine such books, records and accounts at the office of Borrower or any other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Administrative Agent shall desire.

(d) If any report, statement or other information required to be delivered to Administrative Agent pursuant to this Section 5.1.6 (a "Required Report") is not timely delivered (and without limiting the terms and conditions of Article 6 hereof), Borrower shall promptly pay to Administrative Agent, as a late charge, (i) the sum of $250.00 with respect to any such Required Report not timely delivered; provided, however, with respect to the first such Required Report that is not timely delivered in any calendar year, such fee shall only be due if the Required Report is not delivered on or prior to the date that is ten (10) Business Days after the due date thereof; and (ii) if any such Required Report is not delivered within five (5) Business Days after written notice from Administrative Agent, the sum of $250.00 per day with respect to any such Required Report until the same is delivered. Borrower acknowledges that Administrative Agent and Lender will incur additional expenses as a result of any such late deliveries, which expenses would be impracticable to quantify, and that Borrower's payments under this Section 5.1.6(d) are a reasonable estimate of such expenses. Borrower acknowledges further that the payment by Borrower of this late charge does not in any manner affect or otherwise impair or waive any rights and remedies Administrative Agent and Lender may have hereunder, under the Loan Documents or under applicable Legal Requirements for any Event of Default.

5.1.7 Title to the Property. Borrower will warrant and defend (a) the title to the Property and every part thereof, and (b) the validity and priority of the lien of the applicable Loan Documents, in each case against the claims of all Persons (subject only to the Permitted Encumbrances).

5.1.8 Estoppel Statements. After request by Administrative Agent, Borrower shall within ten (10) Business Days furnish Administrative Agent with a statement, duly acknowledged and certified, setting forth (i) the original principal amount of the Loan, (ii) the Outstanding Principal Balance, (iii) the Interest Rate of the Note, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Debt or

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the performance of the Obligations, if any, (vi) that the Note, this Agreement, the Security Instrument and the other Loan Documents are valid, legal and binding obligations of such party and have not been modified or if modified, giving particulars of such modification and such other things as Administrative Agent may request, and (vii) such other matters as Administrative Agent may reasonably require. Borrower shall use commercially reasonable efforts to deliver to Administrative Agent, promptly after Administrative Agent's written request, tenant estoppel certificates from each commercial tenant leasing space at the Property in form and substance satisfactory to Administrative Agent, provided, however, that Borrower shall not be required to deliver such certificates more frequently than one (1) time in any calendar year, absent the continuance of an Event of Default.

5.1.9 Operation of the Property. Borrower shall cause the Property to be maintained in a good and safe condition and repair in all material respects, and at all times keep the Property in good working order and repair (subject to ordinary wear and tear and casualty damage). Borrower shall cause the Property to be operated, in all material respects, in accordance with the Management Agreement. If the Management Agreement expires or is terminated (without limiting any obligation of Borrower to obtain Administrative Agent's consent to any termination or modification of the Management Agreement in accordance with the terms and provisions of this Agreement), Borrower shall promptly enter into a Management Agreement in form and content reasonably acceptable to Administrative Agent with a Manager approved by Administrative Agent. Borrower shall: (a) promptly perform and/or observe, in all material respects, all of the covenants and agreements required to be performed and observed by it under the Management Agreement and do all things necessary to preserve and to keep unimpaired its material rights thereunder; (b) promptly notify Administrative Agent of any material default under the Management Agreement of which it is aware; (c) promptly deliver to Administrative Agent a copy of each financial statement, business plan, capital expenditures plan, notice, report and estimate received by it under the Management Agreement; and (d) enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by Manager under the Management Agreement, in a commercially reasonable manner. If (i) an Event of Default exists, (ii) the Manager shall become the subject of a Bankruptcy Action, (iii) a default occurs under the Management Agreement on the part of either Borrower or Manager, beyond any applicable grace and cure periods, (iv) Administrative Agent determines that the Debt Service Coverage Ratio is less than 1.05:1.00 for any two (2) consecutive calendar quarters, or (v) Manager shall commit gross negligence, fraud, illegal acts, or willful misconduct, Borrower shall, at the request of Administrative Agent, terminate the Management Agreement and replace Manager with a Manager approved by Administrative Agent.

5.1.10 Immediate Repairs. Borrower shall complete the Immediate Repairs on or before the required deadline for each as set forth on Schedule I (which deadlines shall be extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure; provided, however, in no event shall such deadlines be extended for a period longer than sixty (60) days in the aggregate). At Administrative Agent's option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete the Immediate Repairs by such required deadline (as extended as provided above).

5.1.11 Insurance. Borrower shall obtain and maintain, or cause to be maintained, insurance for Borrower and the Property providing at least the coverages described on Schedule VI attached hereto (each, a "Required Policy"). Borrower shall provide complete copies of the Required Policies to Administrative Agent promptly upon Administrative Agent's request. Borrower shall be permitted to obtain the Required Policies under a "blanket" insurance policy so long as such policy specifically allocates to the Property the amount of coverage from time to time required hereunder and otherwise provides the same protection as would a separate policy insuring only the Property in compliance with the provisions of this Section 5.1.11. If at

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any time all Required Policies are not in full force and effect, Administrative Agent shall have the right, without notice to Borrower, to take such action as Administrative Agent deems necessary to protect its interest in the Property, including the obtaining of such insurance coverage as Administrative Agent in its sole discretion deems appropriate. All premiums incurred by Administrative Agent in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrower to Administrative Agent within ten (10) Business Days after written demand and, until paid, shall be secured by the Security Instrument and shall bear interest at the Default Rate. Borrower shall promptly forward to Administrative Agent a copy of each written notice received by Borrower of any modification, reduction or cancellation of any of the Required Policies or of any of the coverages afforded under any of the Required Policies.

5.1.12 Casualty and Condemnation.

(a) If the Property shall be damaged or destroyed, in whole or in part, by fire or other casualty (a "Casualty"), or any temporary or permanent taking of (or affecting) the Property by any Governmental Authority pursuant to the exercise of the right of condemnation or eminent domain (a "Condemnation") shall occur, be commenced or be threatened in writing, Borrower shall (i) give prompt notice of the same to Administrative Agent (and deliver to Administrative Agent copies of any and all papers served in connection with any Condemnation proceeding), and (ii) diligently prosecute a Restoration so that the Property resembles, as nearly as possible, the condition the Property was in immediately prior to such event, and (iii) pay all costs of such Restoration whether or not such costs are covered by insurance. Administrative Agent may participate in any settlement discussions with any insurance companies concerning a Casualty, and any settlement discussions with any Governmental Authority with respect to a Condemnation (and shall have the right to approve any final settlement with respect to either) with respect to any Casualty or Condemnation in which the Net Proceeds or the costs of completing the Restoration are reasonably expected to exceed the Net Proceeds Threshold. Borrower shall execute and deliver to Administrative Agent all instruments required by Administrative Agent to permit such participation. Borrower shall cooperate with Administrative Agent in obtaining for Administrative Agent and Lender the benefits of any condemnation proceeds or insurance proceeds lawfully or equitably payable in connection with the Property, and Administrative Agent and Lender shall be reimbursed by Borrower for any expenses incurred in connection therewith (including reasonable attorneys' fees and disbursements, and the payment by Borrower of the expense of an appraisal on behalf of Administrative Agent in case of Casualty or Condemnation affecting the Property or any part thereof) from such condemnation proceeds or insurance proceeds, as applicable.

(b) All proceeds or awards payable in connection with any Casualty or Condemnation shall be due and payable solely to Administrative Agent and shall be held by Administrative Agent in a deposit account established by Administrative Agent from time to time (the "Net Proceeds Reserve Account") as additional collateral for the Obligations, subject to the terms and conditions of this Agreement. In the event Borrower or any party other than Administrative Agent is a payee on any check representing such proceeds or awards, Borrower shall immediately endorse (and cause all such third parties to endorse) such check payable to the order of Administrative Agent. Borrower hereby irrevocably appoints Administrative Agent as its attorney-in-fact, coupled with an interest, to endorse any such check payable to the order of Administrative Agent in the event Borrower has not done so within five (5) days after Administrative Agent's demand therefor. The expenses incurred by Administrative Agent and Lender in the adjustment and collection of such proceeds or awards shall become part of the Debt and shall be reimbursed by Borrower to Administrative Agent within five (5) days after Administrative Agent's written demand. Borrower hereby releases Administrative Agent from any and all liability with respect to the settlement and adjustment by Administrative Agent of any claims in respect of any Casualty or Condemnation unless caused by Administrative Agent's

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gross negligence or willful misconduct. If the Net Proceeds shall be less than the Net Proceeds Threshold and the costs of completing Restoration shall be less than the Net Proceeds Threshold, the Net Proceeds will be disbursed by Administrative Agent to Borrower upon receipt, provided that no Event of Default then exists and Borrower delivers to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Restoration of the Property (if applicable) in accordance with the terms of this Agreement. If the Net Proceeds are equal to or greater than the Net Proceeds Threshold or the costs of completing Restoration is equal to or greater than the Net Proceeds Threshold, Borrower shall not be permitted to use the Net Proceeds for a Restoration (or to retain Net Proceeds in the event no Restoration is required) unless the following conditions are satisfied:

(i) no Event of Default shall have occurred and be continuing;

(ii) (A) in the event the Net Proceeds are insurance proceeds, less than thirty percent (30%) of the total floor area of the Improvements on the Property has been damaged, destroyed or rendered unusable as a result of such Casualty, or (B) in the event the Net Proceeds are Condemnation proceeds, less than fifteen percent (15%) of the land constituting the Property is taken, and such land is located along the perimeter or periphery of the Property, and no portion of the Improvements on the Property is located on such land or is being taken;

(iii) Leases demising in the aggregate at least seventy-five percent (75%) of the total rentable space in the Property which has been demised under executed and delivered Leases in effect as of the date of the occurrence of such Casualty or Condemnation shall remain in full force and effect during and after the completion of the Restoration, without abatement of rent beyond the time required for Restoration, notwithstanding the occurrence of any such Casualty or Condemnation;

(iv) Administrative Agent shall have determined in good faith that the proceeds of any applicable business interruption insurance (together with any projected Revenues and any additional funds to be deposited with Administrative Agent for such purposes) are sufficient to pay all Debt Service coming due under the Loan Documents and all Operating Expenses through the end of the Restoration;

(v) Administrative Agent shall have determined in good faith that the Restoration will be completed on or before the earliest to occur of (A) six (6) months prior to the Maturity Date, (B) the earliest date required for such completion under the terms of any Major Leases, (C) such time as may be required under applicable Legal Requirements, and (D) the expiration of any applicable business interruption insurance coverage (unless, with respect to this clause (D), Borrower provides to Administrative Agent its own funds upon the expiration of such coverage to keep operating deficits current (including all scheduled payments of Debt Service));

(vi) the Property and the use thereof after the Restoration will be in compliance with and permitted under all applicable Legal Requirements;

(vii) such Casualty or Condemnation, as applicable, does not result in the total loss of access to the Property or the related Improvements;

(viii) Administrative Agent shall have determined that, after giving effect to the Restoration, the Debt Yield shall be equal to or greater than the lesser of (a) 10.5% and (b) Debt Yield in effect immediately prior to the applicable Casualty or Condemnation (including, without limitation for purposes of such calculation of the Debt Yield, any Additional Advances that Borrower remains eligible to receive pursuant to this Agreement and any Mezzanine Loan Additional Advances that Mezzanine Borrower remains eligible to receive pursuant to the Mezzanine Loan Agreement);

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(ix) intentionally omitted;

(x) Administrative Agent shall have determined that, after giving effect to the Restoration, the ratio (expressed as a percentage) in which the numerator is the Outstanding Principal Balance plus the Mezzanine Loan Outstanding Principal Balance, plus any Additional Advances that Borrower remains eligible to receive pursuant to this Agreement and any Mezzanine Loan Additional Advances that Mezzanine Borrower remains eligible to receive pursuant to the Mezzanine Loan Agreement, and the denominator is equal to the appraised value of the Property (as reasonably determined by Administrative Agent) and based upon assumptions reasonably acceptable to Administrative Agent, and otherwise acceptable to Administrative Agent in its sole discretion, shall not be greater than such ratio in effect immediately prior to the applicable Casualty or Condemnation;

(xi) Borrower shall deliver to Administrative Agent a detailed budget for the cost of completing the Restoration, which budget shall be subject to Administrative Agent's approval, such approval not to be unreasonably withheld; and

(xii) the Net Proceeds together with any cash or cash equivalent deposited by Borrower with Administrative Agent are sufficient in Administrative Agent's discretion to cover the cost of Restoration.

(c) All Net Proceeds received by Administrative Agent and not disbursed to Borrower shall be held by Administrative Agent in the Net Proceeds Reserve Account and shall be applied (i) to the repayment of Debt if Administrative Agent so elects and is not required to allow Borrower to use the same as provided in Section 5.1.12(b) above, or (ii) toward the cost of Restoration to the extent so required pursuant to Section 5.1.12(b) above; provided, however, that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the Debt on the respective dates of payment provided for, or perform the Obligations as required under, this Agreement and the other Loan Documents, except to the extent such amounts are actually paid out of such Net Proceeds. If the conditions described in Section 5.1.12(b) have been satisfied, Borrower shall commence any applicable Restoration as soon as reasonably practicable (but in no event later than ninety (90) days after Administrative Agent has informed Borrower as to whether such conditions have been satisfied) and shall complete the same in an expeditious and diligent fashion and in compliance with all applicable Legal Requirements in all material respects. If such conditions have not been satisfied, Borrower shall not be deemed to be in Default hereunder for failing to diligently pursue a Restoration for a period of ninety (90) days thereafter so long as the Debt is repaid in full within such 90-day period (provided that the foregoing shall not be deemed a waiver of any other Default or Event of Default that may occur during such 90-day period).

(d) Notwithstanding anything to the contrary in this Agreement, all insurance proceeds received by Borrower or Administrative Agent in respect of business interruption coverage shall be held by Administrative Agent in the Net Proceeds Reserve Account and, so long as no Event of Default then exists, shall be applied (i) first to the Debt then due and payable and the Debt under (and as defined in) the Mezzanine Loan Agreement that is then due and payable, and (ii) then to Operating Expenses approved by Administrative Agent in its sole but reasonable discretion; provided, however, that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the Debt on the respective dates of payment provided for, or perform its Obligations as required under, this Agreement and the other Loan Documents.

(e) Funds in the Net Proceeds Reserve Account shall be disbursed by Administrative Agent to pay the costs of the Restoration, to, or as directed by, Borrower from time to time during the course of the Restoration, upon receipt of evidence satisfactory to Administrative Agent that (i) all materials installed and work and labor performed (except to the extent that they

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are to be paid for out of the requested disbursement) in connection with the Restoration have been paid for in full, and (ii) there exist no notices of pendency, stop orders, mechanic's or materialman's liens or notices of intention to file same (other than notices related to any retainage that is not yet due and payable per any applicable construction contract), or any other liens or encumbrances of any nature whatsoever on the Property which have not been fully bonded or insured to the satisfaction of Administrative Agent. All plans and specifications required in connection with Restoration shall be subject to prior review and acceptance in all respects by Administrative Agent and by an independent consulting engineer selected by Administrative Agent, in each cash such acceptance not to be unreasonably withheld. The identity of the contractors, subcontractors and materialmen engaged in Restoration, as well as the contracts under which they have been engaged, shall be subject to prior review and approval by Administrative Agent, such approval not to be unreasonably withheld. All out-of-pocket costs and expenses incurred by Administrative Agent in connection with making the Net Proceeds available for Restoration shall be paid by Borrower. In no event shall Administrative Agent be obligated to make disbursements of the Net Proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of Restoration, minus an amount equal to ten percent (10%) (or such higher amount actually held back by Borrower from contractors, subcontractors and materialmen engaged in Restoration) of the direct construction "hard" costs actually incurred for work in place as part of Restoration, until Restoration has been completed. Such retained amount shall not be released until Administrative Agent has determined in good faith that Restoration has been completed in accordance with the provisions of this Section 5.1.12(e) and that all approvals necessary for the re-occupancy and use of the Property have been obtained from all appropriate Governmental Authorities, and Administrative Agent receives evidence satisfactory to Administrative Agent that the costs of Restoration have been paid in full or will be paid in full out of such retained amount; provided, however, that Administrative Agent will release the portion of such retained amount being held with respect to any Person upon Administrative Agent determining that such Person has satisfactorily completed all work and/or has supplied all materials required of such Person and such Person has waived any right to lien the Property. Administrative Agent shall not be obligated to make disbursements of the Net Proceeds more frequently than once every calendar month.

(f) If at any time the Net Proceeds or the undisbursed balance thereof shall not, in the good faith opinion of Administrative Agent, be sufficient to pay in full the balance of the costs which are estimated in good faith by Administrative Agent to be incurred in connection with the completion of the Restoration, Borrower shall deposit the deficiency with Administrative Agent before any further disbursement of the Net Proceeds shall be made, and such sums shall be held by Administrative Agent and shall be disbursed for costs actually incurred in connection with Restoration on the same conditions applicable to the disbursement of the Net Proceeds, and until so disbursed pursuant to Section 5.1.12(e) shall constitute additional security for the Debt and the Obligations.

(g) The excess, if any, of the funds in the Net Proceeds Reserve Account after Administrative Agent has determined that the Restoration has been completed in accordance with the provisions of Section 5.1.12(e), and the receipt by Administrative Agent of evidence satisfactory to Administrative Agent that all costs incurred in connection with the Restoration have been paid in full, shall be applied in the same manner as Revenues are applied pursuant to Section 3.1 hereof (or if not applicable, first shall be disbursed to Mezzanine Loan Administrative Agent for application in accordance with the Mezzanine Loan Documents if the Mezzanine Loan is outstanding, and then shall be disbursed to Borrower so long as no Event of Default then exists).

(h) Notwithstanding anything to the contrary set forth in this Agreement, if the Loan or any portion thereof is included in a Securitization and, immediately following a release of any portion of the Property following a Casualty or Condemnation, the ratio of the unpaid principal

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balance of the Loan to the value of the remaining Property is greater than 125% (such value to be determined, in Administrative Agent's sole discretion), Administrative Agent shall not be required to release any Net Proceeds for Restoration of the Property, and the principal balance of the Loan must be paid down by Borrower by the greater of (i) such amount as may be required such that the Securitization will not fail to maintain its status as a "real estate mortgage investment conduit" within the meaning of Section 860D of the Code as a result of the related release of lien, and (ii) the least of the following amounts: (A) the Net Proceeds, (B) the fair market value of the portion of the Property released following such Casualty or Condemnation at the time of the release, and (C) an amount such that the loan-to-value ratio of the Loan (as so determined by Administrative Agent) does not increase after the release, unless Administrative Agent receives an opinion of counsel that a different application of the Net Proceeds will not cause the Securitization to fail to meet applicable federal income tax qualification requirements or subject such Securitization to tax. All other Net Proceeds not required to be made available for Restoration or to be returned to Borrower as excess Net Proceeds pursuant to this Section 5.1.12 hereof shall be either retained and applied by Administrative Agent in accordance with Section 2.3.5 hereof toward reduction of the Debt whether or not then due and payable in such order, priority and proportions as Administrative Agent in its sole discretion shall deem proper, or, at the discretion of Administrative Agent, the same may be paid, either in whole or in part, to Borrower for such purposes as Administrative Agent shall approve, in its discretion.

5.1.13 The Project. Borrower shall complete the Project on or before the Payment Date in September, 2020 (which date shall be extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure, but in any event not past the Payment Date in December, 2020). At Administrative Agent's option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete such work in accordance with all Administrative Agent-approved plans and specifications by such required deadline. Borrower acknowledges and agrees that Administrative Agent may retain a construction consultant and other consultants deemed necessary or desirable by Administrative Agent, at Borrower's expense, to make periodic inspections of the Property and to review all change orders relating to the Project. Administrative Agent may request such consultants before making any Additional Advance to inspect all work and materials for which payment is requested and all other work upon the Property and/or submit to Administrative Agent a progress inspection report. Administrative Agent may also retain such other consultants as Administrative Agent deems necessary or convenient to perform such services as may, from time to time, be required by Administrative Agent in connection with the Loan, this Agreement, the other Loan Documents or the Property. Borrower agrees to bear and shall pay or reimburse Administrative Agent on demand for all costs and expenses incurred by Administrative Agent in connection with the matters described in this Section 5.1.13 (subject to the limitation, if any, set forth in Section 2.1(b) with respect to the making of Additional Advances). Borrower further acknowledges and agrees that neither Borrower nor any third party shall have the right to use or rely upon the reports of Administrative Agent's consultants or any other reports generated by Administrative Agent or its consultants for any purpose whatsoever, whether made prior to or after commencement of construction. Borrower shall be responsible for making its own inspections of the Property during the course of construction and shall determine to its own satisfaction that the work done and materials supplied are in accordance with applicable contracts with its contractors. By advancing funds after any inspection of the Property by Administrative Agent or its consultants, Administrative Agent shall not be deemed to waive any Event of Default, waive any right to require construction defects or any other work to be corrected, or acknowledge that all construction conforms to the Administrative Agent-approved plans and specifications. Notwithstanding any provision of this Agreement to the contrary, in the event that Administrative Agent should determine that the actual quality or value of the work performed or the materials furnished does not correspond with the quality or value of the work required by the Administrative Agent-approved plans and specifications, upon Administrative

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Agent's demand Borrower shall immediately correct the conditions to which Administrative Agent objects.

5.1.14 Required Equity. Borrower shall contribute and invest in the Property required cash equity in an amount not less than $91,991,785.50 (the "Required Equity"), comprised of not less than $70,900,000.00 as of the Closing Date and $21,091,758.50 to be contributed from and after the Closing Date. Amounts contributed consisting of Borrower's 60% share of budgeted Project Expenditures contributed pursuant to Section 2.1(b)(ix) hereof shall be counted as contributions of Required Equity. In addition, Borrower shall contribute and deposit with Administrative Agent (to be held in the Elevator Modernization and Interiors Reserve Account and disbursed as provided in Section 3.2(k) hereof) the following amounts at the following times with respect to the remaining budgeted costs of the Elevator Modernization and Interiors Work (and such amounts shall be counted as contributions of Required Equity): (a) on the Payment Date in April, 2019, the sum of $810,919.50; and (b) on the Payment Date in October, 2019, the sum of $810,919.50; and (c) on the Payment Date in April, 2020, the sum of $810,919.50 (collectively, the "Additional Elevator Contributions"). No other payments by Borrower shall count as contributions of Required Equity, including, without limitation, any payments in connection with a Balancing Event or costs in excess of budgeted expenditures. During the existence of an Event of Default, notwithstanding the amount of Project Expenditures incurred to the date of any demand by Administrative Agent under this Section 5.1.14, Borrower will be required to deposit the balance of the Required Equity with Administrative Agent upon Administrative Agent's demand therefor.

5.1.15 Expenses; Indemnity.

(a) Borrower covenants and agrees to pay or, if Borrower fails to pay, to reimburse, Administrative Agent upon receipt of written notice from Administrative Agent for all out-of-pocket costs and expenses (including reasonable attorneys' fees and disbursements) incurred by Administrative Agent or Lender in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby and all the costs of furnishing all opinions by counsel for Borrower (including without limitation any opinions requested by Administrative Agent as to any legal matters arising under this Agreement or the other Loan Documents with respect to the Property); (ii) Borrower's ongoing performance of and compliance with Borrower's respective agreements and covenants contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date, including confirming compliance with environmental and insurance requirements and obtaining updated or new appraisals of the Property (provided, however, so long as no Event of Default exists, Borrower shall not be required to pay for more than one appraisal in any twelve (12) month period); (iii) Administrative Agent's and Lender's ongoing performance and compliance with all agreements and conditions contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date; (iv) the negotiation, preparation, execution, delivery and administration of any consents, amendments, waivers or other modifications to this Agreement and the other Loan Documents and any other documents or matters requested by Borrower; (v) securing Borrower's compliance with any requests made pursuant to the provisions of this Agreement and the other Loan Documents; (vi) the filing and recording fees and expenses, title insurance and reasonable fees and expenses of counsel for providing to Administrative Agent all required legal opinions, and other similar expenses incurred in creating and perfecting the liens in favor of Administrative Agent pursuant to this Agreement and the other Loan Documents; (vii) enforcing or preserving any rights, either in response to third party claims or in prosecuting or defending any action or proceeding or other litigation, in each case against, under or affecting Borrower, Guarantor, this Agreement, the other Loan Documents, the Property, or any other security given for the Loan; and (viii) enforcing any Obligations of or collecting any payments due from Borrower under this Agreement, the other

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Loan Documents or with respect to the Property or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a "work-out" or of any insolvency or bankruptcy proceedings; provided, however, that Borrower shall not be liable for the payment of any such costs and expenses to the extent the same arise by reason of the gross negligence or illegal acts or willful misconduct of Administrative Agent.

(b) Borrower shall indemnify, defend and hold harmless Administrative Agent, any Lender, any Servicer, their respective Affiliates, and their respective directors, managers, officers, partners, members, shareholders, participants, employees, professionals and agents of any of the foregoing, and the successors and assigns of the foregoing (each, an "Indemnified Party"), from and against any and all Losses that may be imposed on, incurred by, or asserted against an Indemnified Party in any manner relating to or arising out of (i) any Defaults or Events of Default under the Loan and/or in connection with the enforcement of the Loan Documents, (ii) any breach by Borrower of its Obligations under, or any misrepresentation by any Borrower Party contained in the Loan Documents, (iii) the use or intended use of the proceeds of the Loan, (iv) out-of-pocket costs incurred by Administrative Agent or Lender in connection with any amendment to, or restructuring of, the Debt or the Loan Documents, (v) any accident, injury to, or death of, Persons or loss of or damage to the Property occurring in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or rights of way, (vi) any use, non-use or condition in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or rights of way, (vii) performance of any labor or services or the furnishing of any materials or other property in respect of the Property or any part thereof, (viii) any failure of the Property to be in compliance with any Legal Requirements, (ix) any and all third-party claims and demands whatsoever which may be asserted against an Indemnified Party by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any Lease or other agreement relating to the Property, and (x) all Recourse Liabilities; provided, however, that Borrower shall not have any obligation to an Indemnified Party hereunder to the extent that the applicable indemnified liabilities arise from the gross negligence or illegal acts or willful misconduct of such Indemnified Party. To the extent that the undertaking to indemnify, defend and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, Borrower shall pay the maximum portion that it is permitted to pay and satisfy under applicable Legal Requirements to the payment and satisfaction of all such indemnified liabilities incurred by an Indemnified Party.

(c) Upon written request by any Indemnified Party, Borrower shall defend such Indemnified Party (if requested by any Indemnified Party, in the name of the Indemnified Party) by attorneys and other professionals reasonably approved by the Indemnified Parties. Notwithstanding the foregoing, if the defendants in any such claim or proceeding include both Borrower and any Indemnified Party and Borrower and such Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or in addition to those available to Borrower, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party, provided that no compromise or settlement shall be entered without Borrower's consent, which consent shall not be unreasonably withheld or delayed. Upon demand, Borrower shall pay or, in the sole and absolute discretion of the Indemnified Parties, reimburse, the Indemnified Parties for the payment of reasonable fees and disbursements of attorneys, engineers, environmental consultants, laboratories and other professionals in connection therewith.

(d) The indemnifications made pursuant to this Section 5.1.15 shall continue indefinitely in full force and effect and shall survive and shall in no way be impaired by any of the following: (i) any satisfaction, release or other termination of this Agreement, the Security

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Instrument or any other Loan Document, (ii) any assignment or other transfer of all or any portion of this Agreement, the Security Instrument or any other Loan Document or Administrative Agent's or Lender's interest in the Property (but, in such case, such indemnifications shall benefit both the Indemnified Parties and any such assignee or transferee), (iii) any exercise of Administrative Agent's or Lender's rights and remedies pursuant hereto, under the Security Instrument or under any other Loan Document, including, but not limited to, foreclosure or acceptance of a deed in lieu of foreclosure, (iv) any exercise of any rights and remedies pursuant to this Agreement, the Note or any of the other Loan Documents, (v) any transfer of all or any portion of the Property (whether by Borrower or by Administrative Agent or Lender following foreclosure or acceptance of a deed in lieu of foreclosure or at any other time), (vi) any amendment to this Agreement, the Security Instrument, the Note or any other Loan Documents, and/or (vii) any act or omission that might otherwise be construed as a release or discharge of Borrower from the Obligations or any portion thereof. Notwithstanding the foregoing, in no event will Borrower's indemnity under this Section 5.1.15 extend to events or occurrences Borrower proves in a nonappealable court of competent jurisdiction (or in an appealable court of competent jurisdiction if Administrative Agent irrevocably waives its right to an appeal thereof) first occurred after the date such Indemnified Parties took title to the Property, through a foreclosure, Administrative Agent's or Lender's acceptance of a deed in lieu of foreclosure or otherwise, so long as such Loss does not result from (i) any act or circumstance occurring prior to the date such Indemnified Parties took title to the Property through a foreclosure, Administrative Agent's or Lender's acceptance of a deed in lieu of foreclosure or otherwise (as applicable), or (ii) any act of Borrower or any of its agents, Affiliates or employees.

5.1.16 Post-Closing Obligations. Attached hereto as Schedule VIII is a list of specific requirements which must be satisfied by Borrower within the time period set forth opposite the description of such requirement. If said requirements are not satisfied within said time periods, the same shall constitute, at Administrative Agent's option, an Event of Default. Borrower acknowledges and agrees that the Loan Documents are being executed at this time and the Loan is being disbursed without said requirements being satisfied on the express condition that such requirements be satisfied within the applicable time periods, and that the execution of the Loan Documents and funding of the Loan shall not constitute any waiver by Administrative Agent that such requirements have been met. For the avoidance of doubt, with respect to any obligation for which Borrower is required to use commercially reasonable efforts to satisfy the same pursuant to Schedule VIII, the mere failure to timely obtain the applicable post-closing item shall not result in an Event of Default so long as Borrower uses commercially reasonable efforts to obtain the same.

5.1.17 Sanctions; Anti-Money Laundering; Anti-Corruption. The Restricted Parties, their respective Affiliates, and to Borrower's knowledge, their agents and other Persons holding any direct or indirect ownership or beneficial interest in Borrower, shall comply with Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws and maintain in effect policies and procedures designed to promote and achieve compliance with applicable Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws.

5.1.18 Right of First Negotiation. Borrower shall, prior to discussing the proposed financing of the Hotel Improvements with any third party lender, afford Administrative Agent the right of first negotiation with respect to the terms upon which Lenders would be willing to provide additional financing for the Hotel Improvements (the "Right of First Negotiation"), subject to the following terms and conditions:

(a) Borrower shall negotiate in good faith with Administrative Agent for a period of not less than thirty (30) days from and after the date that Borrower has presented Administrative Agent with all of the following items related to the Hotel Improvements: (i) a project budget;

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(ii) a project schedule; (iii) plans and specifications; (iv) the name of the franchisor or hotel "flag" under which the proposed hotel would operate (together with any proposed terms upon which Borrower would operate under such franchise); and (v) any other documents and instruments with respect to the Hotel Improvements as reasonably requested by Administrative Agent;

(b) The terms of any proposed financing would include the following requirements (among others):

(i) The proposed hotel to be operated in the Hotel Component shall be under one of the following "flags": Hyatt, Hilton, Marriott or IHG;

(ii) Highgate, or another strong regional or national hotel operator and/or manager, shall be engaged by Borrower to manage and operate the hotel within the Hotel Component; and

(iii) The Loan Agreement and other Loan Documents would be modified to, among other things, account for (A) the terms of such additional financing (B) the requirements related to the completion of the Hotel Improvements, (C) covenants, conditions and restrictions related to the operation of the hotel following completion of the Hotel Improvements and (D) all other terms and conditions in the Loan Documents impacted by the addition of a hotel to the Property.

If Borrower affords Administrative Agent the Right of First Negotiation pursuant to the terms of this Section 5.1.18 and Borrower and Administrative Agent are unable to reach agreeable terms for Lenders to finance the Hotel Improvements, Borrower shall have the right to Release the Hotel Component, subject to all of the terms and conditions set forth in Section 5.2.10(c) hereof.

5.1.19 Release, Complete or Pay Down. If, as of the Payment Date in September, 2020, Borrower shall not have (a) completed the Release of the Hotel Component in accordance with Section 5.2.10(c) hereof, or (b) commenced construction of the improvements to the Hotel Component (i) pursuant to a project budget, a project schedule, plans and specifications, a general contractor agreement and major trade contracts that have been approved by Administrative Agent in its sole discretion, and (ii) with an anticipated date for completion of such improvements to the Hotel Component being no later than one hundred twenty (120) days after the Payment Date in September, 2020, then Borrower shall on or prior to the Payment Date in September, 2020, pay to Administrative Agent the sum of (w) the Required Pay Down, which amount shall be applied to the repayment of the Debt in accordance with Section 2.3.1 hereof, plus (x) all accrued and unpaid interest on the principal being prepaid pursuant to clause (w) above, plus (y) the Exit Fee due on the portion of principal being so prepaid hereunder, plus (z) all of Administrative Agent's out of pocket costs and expenses incurred in connection with such prepayment (including reasonable attorneys' fees).

Section 5.2. Negative Covenants. From the date hereof and until payment and performance in full of all Obligations in accordance with the terms of this Agreement and the other Loan Documents, Borrower hereby covenants and agrees with Administrative Agent that it shall not do, directly or indirectly, any of the following:

5.2.1 Management Agreement. Borrower shall not, without Administrative Agent's prior written consent: (a) surrender, terminate or cancel the Management Agreement; (b) reduce or consent to the reduction of the term of the Management Agreement; (c) increase the amount of any base management fees payable to Manager under the Management Agreement in excess of three percent (3%) of Revenues per annum or otherwise agree to pay any incentive fees (or

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similar compensation) to Manager in excess of amounts set forth in the Management Agreement as of the Closing Date or otherwise approved by Administrative Agent in writing; or (d) otherwise modify, change, supplement, alter or amend, or waive or release any of its material rights and remedies under, the Management Agreement in any material respect. Borrower shall not permit Manager to assign or subcontract Manager's rights, duties or responsibilities under the Management Agreement to any other Person without the express written consent of Administrative Agent. Following the occurrence and during the continuance of an Event of Default, Borrower shall not exercise any rights, make any decisions, grant any approvals or otherwise take any action under the Management Agreement without the prior written consent of Administrative Agent, which consent may be granted, conditioned or withheld in Administrative Agent's sole discretion.

5.2.2 Indebtedness. Borrower shall not (directly or indirectly) create, incur, assume, or allow to exist any Indebtedness with respect to Borrower or any Required SPE Entity, other than Permitted Indebtedness.

5.2.3 Leasing Matters.

(a) Except as provided in Section 5.2.3(b) below, without the prior written consent of Administrative Agent, Borrower shall not (i) enter into any Lease; (ii) cancel or terminate (including by exercise of any landlord recapture rights) any Lease; (iii) approve any assignment of any Lease that releases the original tenant from its obligations under such Lease, (iv) amend, modify or waive the provisions of any Lease; or (v) cancel or modify any guaranty, or release any security deposit, letter of credit, or other item constituting security pertaining to any Lease.

(b) Notwithstanding the provisions of Section 5.2.3(a) above, provided that no Event of Default shall have occurred and be continuing, Administrative Agent's consent shall not be required as provided above for the creation, assignment (by a tenant), termination, amendment or modification of any Lease which is not a Major Lease provided that: (i) the applicable Lease (or amendment or modification of a Lease if such amendment or modification adjusts or otherwise affects rent) provides for payment of a net effective rent (after taking into account any free rent, construction allowances or other concessions granted by landlord) and other material amounts payable no less than the then effective fair market rent then prevailing for similar properties and leases in the market area (and taking into account the type and creditworthiness of the tenant, the length of the term including any renewals, and the location and size of the premises covered thereby); (ii) the applicable Lease (or amendment or modification) is otherwise on commercially reasonable terms and satisfies the Lease Requirements; (iii) a copy of such Lease is delivered to Administrative Agent promptly after execution thereof together with Borrower's certification that such Lease satisfies the foregoing conditions of this Section 5.2.3; (iv) such Lease, amendment or modification does not contain any options to purchase or other rights with respect to the ownership of the Property, does not contain any restrictions on landlord's rights to lease remaining portions of the Property, except upon terms satisfying the other requirements of this Section 5.2.3(b), and does not contain any options for the tenant thereunder to terminate such Lease, other than in the event of a material casualty or condemnation; (v) such Lease, amendment or modification is entered into on an arm's-length basis; and (vi) such amendment or modification of the applicable Lease is required to be entered into pursuant to the terms of such Lease or each of the following conditions are satisfied: (A) such Lease, as so amended or modified, would not constitute a Major Lease and would, after such amendment or modification, satisfy the conditions of this Section 5.2.3(b), as applicable; (B) to the extent that any additional space is demised pursuant to such amendment or modification, with respect thereto, such amendment or modification satisfies the provisions of this Section 5.2.3(b), as applicable; (C) such amendment or modification does not reduce the rent payable under the Lease so amended or modified; and (D) such amendment or modification does not otherwise have a Material Adverse Effect.

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(c) Any request for approval of a Lease, or assignment, termination, amendment or modification of any Lease requiring approval as set forth above shall be made to Administrative Agent in writing and together with such request Borrower shall furnish to Administrative Agent: (i) such biographical and financial information about the proposed tenant and any guarantor of such proposed Lease as Administrative Agent may reasonably require; (ii) a copy of the proposed form of Lease (or amendment or modification); and (iii) a summary of the material terms of such proposed Lease (or amendment or modification) including rental terms and the term of the proposed Lease and any options.

(d) Borrower shall observe and perform the obligations imposed upon the lessor under the Major Leases in a commercially reasonable manner. Borrower shall promptly send Administrative Agent copies of any notices of default received from the tenant under any Lease, and will enforce (short of terminating a Major Lease, unless Administrative Agent consents thereto) the performance by each tenant of the tenant's obligations under any Lease.

(e) Any rents (expressly excluding security deposits) collected more than one (1) month in advance by Borrower shall be delivered to Administrative Agent to be held as Prepaid Revenues and (i) if a Cash Management Event exists, applied in accordance with Section 3.1 and (ii) if no Cash Management Event exists, disbursed to Borrower when payment thereof is due under the applicable Lease. Borrower, at Administrative Agent's request, shall furnish Administrative Agent with executed copies of all Leases hereafter made (to the extent not theretofore provided to Administrative Agent). All Leases executed after the date hereof (including any renewal or expansion options) shall provide that they are subordinate to the Security Instrument and that the lessee agrees to attorn to Administrative Agent or any purchaser at a sale by foreclosure or power of sale. Borrower shall hold all security deposits delivered by tenants pursuant to the Leases in accordance with the terms of the applicable Leases and applicable Legal Requirements, and shall take such steps as Administrative Agent may require in order to properly perfect Administrative Agent's lien on any non-cash security deposit held by or on behalf of Borrower when requested by Administrative Agent.

(f) If the Deemed Approval Requirements set forth herein are fully satisfied in connection with Borrower's request for Administrative Agent's approval with respect to a leasing matter pursuant to this Section 5.2.3, Administrative Agent's approval shall be deemed given with respect to such matter.

5.2.4 Alterations. Borrower shall not (a) commit or suffer any material waste of the Property, (b) make any change in the use of the Property which will in any way materially increase the risk of fire or other hazard arising out of the operation of the Property, or intentionally take any action that might invalidate or allow the cancellation of any Required Policy, or do or permit to be done thereon anything that may in any way materially impair the value of the Property or the security of the Security Instrument or otherwise cause a Material Adverse Effect, (c) permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Land, regardless of the depth thereof or the method of mining or extraction thereof, or (d) permit or cause any alterations to any Improvements that (i) would reasonably be likely to have a Material Adverse Effect, (ii) result in a decrease of annualized net operating income for the Property by two percent (2%) or more for a period of thirty (30) days or longer, (iii) violate the terms of any Lease, (iv) concern any structural component of any Improvements, any utility or HVAC system contained in the Improvements, or the exterior of any building constituting a part of any Improvements, or (v) cost, in the aggregate of all related alterations, Two Hundred Thousand and No/100ths Dollars ($200,000) or more; provided, however, that the foregoing limitations shall not apply to alterations consisting of (A) tenant improvement work performed pursuant to any Lease existing on the date hereof or entered into hereafter in accordance with the provisions of this Agreement, (B) any Immediate Repairs, (C) any Project Expenditures, or (D) alterations performed as part of

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a Restoration required hereunder. Without limiting the foregoing, if the total unpaid amounts due and payable with respect to alterations to the Improvements (other than such amounts to be paid or reimbursed by tenants under the Leases, and other than with respect to the alterations described in the foregoing clauses (A) though (D)) shall at any time exceed Four Hundred Thousand and No/100ths Dollars ($400,000), Borrower shall promptly deliver to Administrative Agent as security for the payment of such amounts (and as additional security for the Debt) cash, a Letter of Credit, or a completion and performance bond (issued by a surety acceptable to Administrative Agent) (or a combination thereof), in an amount equal to the excess of the total unpaid amounts with respect to such alterations (other than such amounts to be paid or reimbursed by tenants under the Leases), and Administrative Agent may apply such security from time to time at the option of Administrative Agent to pay for such alterations (or, upon an Event of Default, to the payment of the Debt). If the Deemed Approval Requirements set forth herein are fully satisfied in connection with Borrower's request for Administrative Agent's approval with respect to a matter pursuant to this Section 5.2.4, Administrative Agent's approval shall be deemed given with respect to such matter.

5.2.5 Debt Cancellation. Borrower shall not cancel or otherwise forgive or release any claim or debt (other than termination of Leases in accordance herewith) owed to Borrower by any Person, except for adequate consideration and in the ordinary course of Borrower's business.

5.2.6 Zoning; Restrictive Covenants; Assessments. Without the prior consent of Administrative Agent, Borrower shall not (a) initiate or consent to any subdivision or condominiumization of the Property or any portion thereof, or zoning reclassification of any portion of the Property, or seek any variance under any existing zoning ordinance or use or permit the use of any portion of the Property in any manner that could result in such use becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule, or regulation, (b) fail to exercise any option or right to renew or extend the term of any easements or restrictive covenants benefitting the Property, the failure of which could reasonably be expected to have a Material Adverse Effect (if applicable) (and if Borrower shall fail to exercise any such option or right as aforesaid, Administrative Agent may exercise the option or right as Borrower's agent and attorney-in-fact as provided above in Administrative Agent's own name or in the name of and on behalf of a nominee of Administrative Agent, as Administrative Agent may determine in the exercise of its sole and absolute discretion), (c) waive, excuse, condone or in any way release or discharge any party to any such easement or restrictive covenants of or from their material obligations, covenant and/or conditions under any such restrictive covenants, (d) surrender, terminate, forfeit, or suffer or permit the surrender, termination or forfeiture of, or change, modify or amend in a material or adverse manner, any easement or restrictive covenants affecting the Property, or (e) suffer, permit or initiate the joint assessment of all or any portion of the Property (i) with any other real property constituting a tax lot separate from the Property, or (ii) which constitutes real property with any portion of the Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such real property portion of the Property.

5.2.7 Reserved.

5.2.8 Organization; Compliance with Legal Requirements; Special Purpose Entity. Borrower shall not: (a) change its principal place of business or state of organization without first giving Administrative Agent thirty (30) days' prior notice; (b) violate (and shall take commercially reasonable efforts to prevent any other Person in occupancy of or involved with the operation or use of the Property to violate) any Legal Requirements, (c) fail to cause any of the representations and warranties contained in Section 4.21 hereof to be true in any material respect at any time; (d) fail to be a Special Purpose Entity, or fail to cause any Required SPE Entity required hereunder to be a Special Purpose Entity; (e) remove or replace any Independent

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Director or Independent Manager except for Cause, and in any event not without providing at least five (5) Business Days' advance written notice thereof to Administrative Agent; (f) to the fullest extent permitted by applicable Legal Requirements, engage (nor permit any Required SPE Entity required hereunder to engage) in any dissolution, liquidation, or consolidation or merger with or into any other business entity; (g) modify, amend, waive or terminate (nor permit any Required SPE Entity required hereunder to modify, amend, waive or terminate) its organizational documents; (h) fail to maintain qualification to do business in any jurisdiction to the extent the same is required for the ownership, maintenance, management and operation of the Property; or (i) cease to operate the Property in the manner in which it is presently being operated (other than temporary cessation in connection with any continuous and diligent renovation or restoration of the Property following a Casualty or Condemnation), or change the trade name or names under which it operates the Property.

5.2.9 ERISA. Borrower shall not engage in any transaction that would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Administrative Agent or Lender of any of its rights under the Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA, or otherwise cause Borrower to be unable to make the representations contained in Section 4.21(f) and (g) hereof. Borrower further covenants and agrees to deliver to Administrative Agent such certifications or other evidence from time to time throughout the term of the Loan, as requested by Administrative Agent in its sole discretion, that (a) the representations contained in Section 4.21(f) and (g) hereof are true and correct as of the date of such certification, and (b) one or more of the following circumstances is true: (i) ownership interests in Borrower are publicly offered securities, within the meaning of 29 C.F.R §2510.3-101(b)(2); (ii) less than twenty-five percent (25%) of each outstanding class of ownership interests in Borrower are held by "benefit plan investors" within the meaning of 29 C.F.R §2510.3-101(f)(2); (iii) Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R §2510.3-101(c) or (e); or (iv) the assets of Borrower are not otherwise "plan assets" (within the meaning of 29 C.F.R. §2510.3-101) of one or more "employee benefit plans" (as defined in §3(3) of ERISA) subject to Title I of ERISA.

5.2.10 Transfers.

(a) Borrower shall not, and shall not permit to occur, any Transfer (directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record) of the Property, any part thereof, or any legal or beneficial interest therein, or any direct or indirect ownership interest in any Restricted Party, or any change of Control of a Restricted Party, in each case, other than Permitted Transfers, which shall be permitted without Administrative Agent's consent (but subject to the satisfaction of the terms and conditions of this Section 5.2.10). Borrower shall give Administrative Agent written notice of any Transfer, together with copies of all instruments effecting such Transfer, and certificate of Borrower certifying that the requirements of this Agreement have been satisfied, not less than ten (10) Business Days prior to the date of such Transfer (other than with respect to Transfers described in clause (c) of the definition of Permitted Transfer, notice of which shall be delivered not more than thirty (30) days after such Transfer). If any such Transfer results in a Person owning more than forty-nine percent (49%) of the direct or indirect interests in Borrower that did not own such amount prior to such Transfer or results in a change of Control of Borrower, then Borrower shall deliver to Administrative Agent a substantive consolidation opinion in form and content acceptable to Administrative Agent. Borrower shall reimburse Administrative Agent for all of its expenses incurred by Administrative Agent and Lender in connection with any Transfer. Neither Administrative Agent nor Lender shall be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Debt immediately due and payable upon a Transfer in violation of this Agreement. This Section 5.2.10 shall apply to every such Transfer regardless of whether voluntary or not, or whether or not Administrative

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Agent has consented to any previous such Transfer. Borrower acknowledges that Administrative Agent and Lender have examined and relied on the experience of Borrower and its direct and indirect owners in owning and operating properties such as the Property in agreeing to make the Loan, and will continue to rely on such Persons' ownership of Borrower and the Property as a means of maintaining the value of the Property as security for repayment of the Debt and the performance of the Obligations contained in the Loan Documents. Borrower acknowledges that Administrative Agent and Lender have a valid interest in maintaining the value of the Property so as to ensure that, should Borrower default in the repayment of the Debt or the performance of the Obligations, Administrative Agent and Lender can recover the Debt by a sale of the Property.

(b) In the event that Borrower desires to sell the Property to another party and have such party assume all of Borrower's obligations under the Loan Documents, or cause a sale of direct or indirect ownership interests in Borrower that results in a change of Control of Borrower, or in the event Borrower requests Administrative Agent’s approval for a Transfer or change of Control that is not otherwise permitted hereunder, Borrower may make a written application to Administrative Agent for Administrative Agent's consent thereto, and the following terms and conditions shall apply: (i) Borrower shall pay to Administrative Agent a non-refundable review fee in the amount of $10,000 (payable upon Borrower's request for approval); (ii) Borrower shall pay on demand all of the out-of-pocket costs and expenses incurred by Administrative Agent and Lender in connection with its review such request (including Administrative Agent's and Lender's attorneys' fees and expenses) regardless as to whether such request is approved; (iii) Administrative Agent may grant or withhold its consent to such request in its sole and absolute discretion, and may condition such consent on the satisfaction of such requirements as Administrative Agent may determine, including (A) the transferee (or Borrower after the Transfer of a Controlling interest therein) shall be Controlled by a reputable entity or person of good character, creditworthy, with sufficient financial worth considering the obligations assumed and undertaken, as evidenced by financial statements and other information requested by Administrative Agent, (B) an assumption of this Agreement and the other Loan Documents (or, in the case of a Transfer of the Controlling interest in Borrower, such reaffirmations of this Agreement and the other Loan Documents) as so modified as Administrative Agent may require, (C) the payment of an assumption fee equal to seventy-five one hundredths of one percent (0.75%) of the Outstanding Principal Balance, (D) the proposed transferee (or Borrower after the Transfer of a Controlling interest therein) can make (and shall be deemed to have made) the representations and warranties of Borrower set forth herein, (E) the delivery of evidence satisfactory to Administrative Agent that the single purpose nature and bankruptcy remoteness of transferee (or Borrower after the Transfer of a Controlling interest therein) following such transfers are in accordance with the then current standards of Administrative Agent, (F) one or more substitute Person(s) acceptable to Administrative Agent shall have executed and delivered to Administrative Agent a guaranty and an environmental indemnity agreement in substantially the same form as the Guaranty and the Environmental Indemnity executed by Guarantor in connection herewith, (G) the delivery to Administrative Agent of opinions in form and substance satisfactory to Administrative Agent as to substantially the same matters for which opinions were required in connection with the origination of the Loan, including an opinion concerning substantive consolidation if one was delivered in connection with the closing of the Loan, (H) delivery to Administrative Agent of an endorsement to the Title Insurance Policy in form and substance acceptable to Administrative Agent relating to, among other things, the change in the identity of the vestee and execution and delivery of the documents required herein and the continuing priority of the Security Instrument and the continuing effect of the title insurance and all endorsements thereto, and (I) such other conditions as Administrative Agent shall determine.

(c) Borrower may obtain the release of the Hotel Component from the lien of the Loan Documents (a "Release") upon satisfaction of each of the following conditions:

(i) no Event of Default shall then exist;

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(ii) Borrower shall have given Administrative Agent at least thirty (30) days' prior written notice of such proposed Release; provided, however, the initiation of discussions pursuant to the Right of First Negotiation set forth in Section 5.1.18 shall satisfy the notice requirements hereunder;

(iii) Borrower shall have completed discussions with Administrative Agent pursuant to the Right of First Negotiation set forth in Section 5.1.18 hereof, and Borrower and Administrative Agent shall have failed to establish mutually agreeable terms for Lenders to finance the Hotel Improvements;

(iv) Borrower shall submit to Administrative Agent for execution by Administrative Agent, not less than five (5) Business Days prior to the date of such Release, a form for release of the lien appropriate in the State where the Property is located (which form shall be subject to the reasonable approval of Administrative Agent);

(v) Borrower shall pay to Administrative Agent (i) the Release Amount, (ii) all accrued and unpaid interest on the principal being prepaid pursuant to clause (i) above, (iii) the Exit Fee due on the portion of principal being so prepaid, and (iv) all of Administrative Agent's out of pocket costs and expenses incurred in connection with such Release (including reasonable attorneys' fees);

(vi) Administrative Agent shall have obtained on the date of the Release an endorsement to the policy or policies of title insurance insuring the Security Instrument reflecting the release of the Hotel Component, and confirming no change in the priority of the Security Instrument on the Property remaining collateral for the Loan or except pursuant to the conditions or stipulations of the policy or policies, in the amount of the insurance or the coverage under the policy or policies;

(vii) Borrower and Guarantor shall have executed and delivered to Administrative Agent an agreement in form and content reasonably acceptable to Administrative Agent reaffirming their respective obligations under the Loan Documents;

(viii) If applicable, the Management Agreement shall have been amended to remove the Hotel Component from the scope thereof in a manner reasonable acceptable to Administrative Agent;

(ix) After giving effect to the Release, the Debt Yield shall be greater than the Debt Yield in effect immediately prior to the Release;

(x) (i) a separate Condominium Unit shall have been created for the Hotel Component pursuant to the Condominium Declaration, (ii) the size, shape, and configuration of such Condominium Unit for the Hotel Component and the Property that is not being released shall have been approved by Administrative Agent; (iii) following such Release, the Property shall (A) constitute one or more separate tax parcels and the remaining Property shall not be subject to any liens for taxes attributable to the Hotel Component (or Borrower shall have provided evidence that such separate tax parcel designation has been approved by any applicable Governmental Authority and a title endorsement to Administrative Agent's title policy insuring Administrative Agent against any loss it may suffer as a result of the Property being released not being a separate tax parcel in form and content acceptable to Administrative Agent), (B) comply in all material respects with all Legal Requirements (including all applicable subdivision, parking, zoning, and land use laws), the requirements of any Leases, and all covenants, conditions and restrictions encumbering the Property, (C) benefit from appropriate facilities and/or easements for access, circulation, utilities, and parking as may be necessary for the continued use of the Property in the manner in which it was used prior to such Release, all as approved by

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Administrative Agent, and (D) contain Improvements that are leaseable independent of (and without the need to rely on any facilities, equipment, or other Improvements that are part of) any portion of the Property constituting the Hotel Component; (iv) any easement or similar instrument entered into in connection with the Release shall have been approved by Administrative Agent; and (v) if the survey delivered to Administrative Agent in connection with the closing of the Loan does not depict the Hotel Component and the remaining Property as separate parcels, an updated survey satisfactory to Administrative Agent separately depicting the remaining Property.

(xi) if the Loan is included in a "real estate mortgage investment conduit" within the meaning of Section 860D of the Code (a "REMIC Trust") and the Loan to value ratio as determined by Administrative Agent in its reasonable discretion using any commercially reasonable method permitted to a REMIC Trust exceeds 125% immediately after the Release, no Release will be permitted unless the principal balance of the Loan is paid down by the greater of (A) the Release Amount or (B) the least of one of the following amounts: (i) the fair market value of the Hotel Component at the time of the Release, or (ii) an amount such that such Loan to value ratio as so determined by Administrative Agent after the Release is not greater than the Loan to value ratio of the entire Property immediately prior to the Release, unless the Administrative Agent receives an opinion of counsel that, if (B) is not followed, the REMIC Trust will not fail to maintain its status as a REMIC Trust;

(xii) Mezzanine Borrower shall have satisfied all conditions precedent to the Release of the Hotel Component contained in the Mezzanine Loan Agreement; and

(xiii) Borrower shall deliver to Administrative Agent an Officer's Certificate certifying that the requirements set forth in this Section 5.2.10 have been satisfied.

Upon payment of the Release Amount and satisfaction of all other conditions to a Release in this Section 5.2.10(c), the Hotel Component shall be released from the lien of the Loan Documents and the term "Property" shall thereafter no longer include the Hotel Component. Nothing in this Section 5.2.10 shall release any Borrower or Guarantor from any liability or obligation relating to (A) any environmental matters arising under the Loan Documents with respect to the Hotel Component, and (B) any Recourse Liabilities relating to the Hotel Component arising from events or circumstances occurring prior to such Release. For the avoidance of doubt, Borrower shall not have any right to separately release the Tower Unit or the Future Development Unit from the lien of the Loan Documents.

5.2.11 The Project. Without Administrative Agent's prior written approval, Borrower shall not amend, modify or terminate the Project Budget or any Project Document, nor request, initiate, agree to, accept, cause or suffer directly or indirectly any Change Order. Notwithstanding the foregoing, however, so long as no Event of Default then exists, Borrower shall be permitted to amend the Project Budget or any Project Document to implement the following: (a) reallocate verifiable cost savings achieved with respect to any applicable line items of Project Expenditures within the Project Budget to any other line item of Project Expenditures in amounts not in excess of $150,000.00 for any single reallocation, or $1,000,000.00 in the aggregate during the term of the Loan, and (b) apply funds allocated to any Hard Cost contingency line item to cost overruns incurred with respect to any other line item of Hard Costs within the Project Budget (provided, however, Borrower may not apply such funds allocated to the contingency line item unless Administrative Agent has determined that the remaining funds allocated to the Hard Cost contingency line item are at least equal to ten percent (10%) of the estimated remaining Hard Costs to complete the Project), (c) apply funds allocated to any Soft Cost contingency line item to cost overruns incurred with respect to any other line item of Soft Costs within the Project Budget, and (d) implement a Change Order so long as the same will not (i) reduce the gross leasable area of the Property, or modify the general layout of

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the Improvements (or any component thereof), (ii) require or permit the use of materials, furniture, fixtures, or equipment that are lower in quality than the materials, furniture, fixtures, and equipment originally specified in or required by the Plans and Specifications approved by Administrative Agent, or (iii) result in an increase or decrease in the cost of the Project of greater than $150,000.00 with respect to a single item, or $1,000,000.00 with respect to the aggregate cost of all such Change Orders which were either previously approved by Administrative Agent or which did not require Administrative Agent approval. Borrower shall submit to Administrative Agent copies of each proposed Change Order at least ten (10) Business Days prior to the same becoming effective, together with documentation reasonably satisfactory to Administrative Agent, setting forth all changes proposed to be made to any Project Document.

5.2.12 Mezzanine Loan Matters.

(a) Notices. Borrower shall deliver to Administrative Agent, promptly after the receipt or delivery, a copy of any notice of default received or sent by Mezzanine Borrower with respect to the Mezzanine Loan and of any other material written correspondence (including electronically transmitted items) given or received by Mezzanine Borrower or Guarantor to or from the Mezzanine Loan Administrative Agent or its agents.

(b) Independent Approval Rights. If any action, proposed action or other decision is consented to or approved by Mezzanine Loan Administrative Agent, such consent or approval shall not be binding or controlling on Administrative Agent or Lender. Borrower hereby acknowledges and agrees that (i) the risks of Mezzanine Lender in making the Mezzanine Loan are different from the risks of Administrative Agent in making the Loan, (ii) in determining whether to grant, deny, withhold or condition any requested consent or approval, Mezzanine Loan Administrative Agent and Administrative Agent may reasonably reach different conclusions, and (iii) Administrative Agent has an absolute independent right to grant, deny, withhold or condition any requested consent or approval based on its own point of view, but subject to the standards of consent set forth herein. Furthermore, the denial by Administrative Agent of a requested consent or approval shall not create any liability or other obligation of Administrative Agent if the denial of such consent or approval results directly or indirectly in a default under the Mezzanine Loan Documents, and Borrower hereby waives any claim of liability against Administrative Agent arising from any such denial unless Administrative Agent has not complied with any applicable standard for consent. The rights described above may be exercised by any entity which owns and controls, directly or indirectly, substantially all of the interests in Administrative Agent.

(c) Intercreditor Agreement. Borrower hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mezzanine Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mezzanine Loan Administrative Agent, and that neither Borrower nor Mezzanine Borrower shall be third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mezzanine Loan Administrative Agent have no obligation to disclose to Borrower or Mezzanine Borrower the contents of any such intercreditor agreement. Borrower's obligations hereunder are and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof.

5.2.13 Sanctions; Anti-Money Laundering; Anti-Corruption.

(a) At all times throughout the term of the Loan, including after giving effect to any Transfers permitted pursuant to the Loan Documents, no Restricted Party, no Affiliate of any Restricted Party, and, to the Borrower's knowledge, no agent of the foregoing or other Person holding any direct or indirect ownership or beneficial interest in Borrower or its funds or other

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assets (a) shall be a Designated Person, (b) shall be located, organized, resident or have a place of business in a Designated Jurisdiction, (c) shall be a Person with whom Administrative Agent or any Lender is restricted from doing business under Sanctions and Anti-Money Laundering Laws, (d) shall engage in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any Sanctions and Anti-Money Laundering Laws or (e) otherwise violate Sanctions and Anti-Money Laundering Laws, and Borrower shall not engage in any dealings or transactions or otherwise be associated with such Persons. Borrower covenants and agrees that in the event Borrower receives any notice of any of the foregoing, Borrower shall promptly notify Administrative Agent.

(b) Borrower will not, directly or indirectly, use the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any Person, (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of Anti-Corruption Laws, (ii) to fund any activities or business of or with any Designated Person, or in any Designated Jurisdiction, or (iii) in any other manner that would violate Sanctions and Anti-Money Laundering Laws by any Person. The Restricted Parties shall not make any repayment of the Debt out of proceeds derived from a transaction that would be prohibited under applicable Sanctions and Anti-Money Laundering Laws.

(c) To help the US Government fight the funding of terrorism and money laundering activities, The Sanctions and Anti-Money Laundering Laws require Administrative Agent and Lenders to obtain, verify and record information that identifies its customers. Upon the request of Administrative Agent, Borrower shall provide Administrative Agent and each Lender with any additional information that Administrative Agent or any Lender deems necessary from time to time in order to ensure compliance with this Section 5.2.13 and with Sanctions and Anti-Money Laundering Laws and any other applicable Legal Requirements concerning sanctions, terrorism, anti-corruption, money-laundering and similar activities, and shall re-make the representations contained in Section 4.22 hereof.

5.2.14 HVCRE Matters. Notwithstanding anything herein to the contrary, Borrower shall not make any distribution of cash or other property to its constituent direct and indirect owners which could cause the Loan to be classified as an HVCRE Loan, and in any event shall at all times maintain sufficient cash equity invested in the Property to ensure that the Loan is not categorized as an HVCRE Loan. Within ten (10) Business Days after Administrative Agent's request Borrower shall to provide to Administrative Agent a certification in form and substance acceptable to Administrative Agent setting forth in reasonable detail Borrower's compliance with the foregoing requirements and provide documentation in support thereof if requested by Administrative Agent.

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5.2.15 Master Lease.

(a) Borrower shall not waive, excuse, condone or in any way release or discharge Guarantor of or from Guarantor's obligations, covenants and/or conditions under the Master Lease without the prior written consent of Administrative Agent.

(b) Borrower shall not, without Administrative Agent's prior written consent, surrender, terminate, forfeit, or suffer or permit the surrender, termination or forfeiture of, or change, modify or amend in a material or adverse manner, the Master Lease. Consent to one amendment, change, agreement or modification shall not be deemed to be a waiver of the right to require consent to other, future or successive amendments, changes, agreements or modifications.

(c) Borrower shall not, without Administrative Agent's prior written consent, elect to treat the Master Lease as terminated under subsection 365(h)(l) of the Bankruptcy Code. Any such election made without Administrative Agent's prior written consent shall be void.

ARTICLE VI

EVENTS OF DEFAULT; REMEDIES; EXCULPATION

Section 6.1. Events of Default. Each of the following events shall constitute an event of default hereunder (an "Event of Default"):

(a) if (i) any payment of principal or interest due with respect to the Loan is not paid on the Payment Date when due, or (ii) the entire Debt is not paid in full on the Maturity Date, or (iii) any payment required to be made to a Reserve Account under this Agreement is not paid on the Payment Date when due, or (iv) any other monetary sum required to be paid hereunder or under any other Loan Document is not paid within ten (10) days after written demand from Administrative Agent (in each case with respect to the foregoing unless such failure results from Administrative Agent failing to timely apply, or instruct its Servicer to apply, funds held by Administrative Agent or such Servicer specifically to pay such amount due in accordance with the terms and conditions of this Agreement);

(b) if any of the Property Taxes or other liens or charges against the Property are not paid prior to delinquency (unless the same are being contested by Borrower in accordance with the terms and conditions of this Agreement, or unless such failure results from Administrative Agent failing to timely pay, or instruct its Servicer to pay, Property Taxes when required hereunder, to the extent sufficient funds are then held in the Tax Reserve Account);

(c) if the Required Policies are not kept in full force and effect pursuant to the terms hereof (unless such failure results from Administrative Agent failing to timely pay, or instruct its Servicer to pay, such premiums when required hereunder, to the extent sufficient funds are then held in the Insurance Reserve Account);

(d) the occurrence of a Transfer or change of Control of a Restricted Party in violation of Section 5.2.10 hereof;

(e) if (i) any representation or warranty made by Borrower herein or by Borrower or Guarantor in any other Loan Document as of the date such representation or warranty was made or is deemed to have been remade is, or (ii) any financial statement, report, certificate or other instrument, agreement or document furnished to Administrative Agent by or on behalf of Borrower or Guarantor after the date hereof shall have been (or contained statements or information that is), false or misleading in any material respect as of the date the same was

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delivered, unless with respect to the foregoing misrepresentations or false or misleading information (each, a "Misrepresentation") (A) such Misrepresentation was not knowingly or intentionally made, (B) Lender has suffered no material Loss on account thereof (or Borrower shall have reimbursed Lender for the amount of such Loss) nor has the same resulted in a Material Adverse Effect, (C) such Misrepresentation can be cured (meaning that the facts and circumstances underlying the applicable Misrepresentation can be changed such that the applicable representation or information as made or delivered will be true and correct), and (D) such Misrepresentation has been so cured within thirty (30) days after the earlier of (1) the date on which Borrower first has actual knowledge that such Misrepresentation exists, and (2) the date on which Administrative Agent first notifies Borrower that such Misrepresentation exists;

(f) if a Bankruptcy Action occurs with respect to Borrower, any Required SPE Entity, or Guarantor; provided, however, if such Bankruptcy Action was involuntary and not consented to by such Person, the same shall constitute an Event of Default hereunder only upon the same not being discharged, stayed or dismissed within ninety (90) days;

(g) if Borrower or any Required SPE Entity fails to be a Special Purpose Entity, or if any of the assumptions contained in any opinion concerning substantive consolidation delivered to Administrative Agent in connection with the Loan fail to be true and correct in any material respect; provided, however, the same shall not be an Event of Default if (i) such breach was inadvertent and non-recurring, (ii) such breach is not reasonably expected to have a Material Adverse Effect, (iii) Borrower cures such breach within ten (10) Business Days of the earlier to occur of (A) Borrower obtaining actual knowledge of same, and (B) notice from Administrative Agent, and (iv) within thirty (30) days of the request by Administrative Agent, Borrower shall cause counsel to Borrower to deliver an opinion of counsel opining that Borrower and its assets will not be consolidated into or with any other Person or such Person's Bankruptcy Action regardless as to the existence of such breach, which opinion shall be acceptable to Administrative Agent;

(h) if Borrower breaches any of the negative covenants contained in Section 5.2 hereof; provided, however, the same shall not be an Event of Default if (i) such breach was not knowingly or intentionally made, (ii) Lender has suffered no material Loss on account thereof (or Borrower shall have reimbursed Lender for the amount of such Loss) nor has the same resulted in a Material Adverse Effect, (iii) such breach can be cured, and (iv) such breach has been so cured within thirty (30) days after the earlier of (A) the date on which Borrower first has actual knowledge that such breach exists, and (B) the date on which Administrative Agent first notifies Borrower that such breach exists);

(i) if Borrower breaches any of its covenants contained in Section 5.1.6 hereof and such breach continues for a period of ten (10) Business Days following Administrative Agent's notice to Borrower of the same;

(j) if Guarantor breaches any of its net worth or liquidity requirements under the Loan Documents;

(k) if Borrower fails to terminate any applicable Management Agreement if requested by Administrative Agent (when Administrative Agent has the right to so require a termination of the Management Agreement pursuant to this Agreement) within five (5) Business Days' after Administrative Agent's request therefor;

(l) if (i) for any reason there is a discontinuance of construction of the Project for a period in excess of thirty (30) days and/or a period in excess of five (5) consecutive Business Days more than once in any sixty (60) calendar day period, in each case, other than on account of

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a Force Majeure, or (ii) the Project is not Completed by the date required pursuant to Section 5.1.13 hereof (as such date may be extended pursuant to said Section 5.1.13);

(m) the occurrence of (i) any amendment to or termination or cancellation of any of the Project Documents without Administrative Agent's prior written approval, (ii) any of the Project Documents not being in full force or effect for any reason, or (iii) any default by Borrower under any of the Project Documents beyond any applicable notice or cure period available thereunder;

(n) if a Balancing Event is not cured within five (5) business days after written notice thereof from Administrative Agent;

(o) the occurrence of any prepayment of the Mezzanine Loan Outstanding Principal Balance without the Loan being repaid concurrently therewith on a pro rata basis (based on the respective Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance) in accordance with (and subject to) the requirements of this Agreement;

(p) the occurrence of (A) any amendment to or termination or cancellation of any of the Condominium Documents without Administrative Agent's prior written approval, (B) any of the Condominium Documents not being in full force or effect for any reason, or (C) any default by Borrower under any of the Condominium Documents beyond any applicable notice or cure periods available thereunder;

(q) the failure to pay Administrative Agent the full amount of the Required Pay Down when due pursuant to Section 5.1.19 hereof;

(r) any failure by Guarantor to pay any amount due from Guarantor under the Master Lease;

(s) the failure to pay Administrative Agent the full amount of the Additional Elevator Contributions when due pursuant to Section 5.1.14 hereof;

(t) if (i) a breach or default by Borrower or Guarantor under any condition or obligation contained in the Master Lease is not cured within any applicable cure period provided therein, or (ii) any Property subject to a Master Lease shall be surrendered or the Master Lease shall be terminated or cancelled for any reason or under any circumstances whatsoever, or (iii) any of the terms, covenants or conditions of the Master Lease shall in any manner be modified, changed, supplemented, altered, or amended without the prior written consent of Administrative Agent;

(u) if there shall exist an "Event of Default" under and as defined in any other Loan Document, or with respect to any term, covenant or provision set forth in the Loan Documents which specifically contains a notice requirement or grace period, if Borrower shall be in default under such term, covenant or condition after the giving of such notice or the expiration of such grace period; and

(v) if a Default not specified in the clauses enumerated above continues to exist for ten (10) days after notice to Borrower from Administrative Agent, in the case of any Default which can be cured by the payment of a sum of money, or for thirty (30) days after notice from Administrative Agent in the case of any other Default; provided, however, that if such non-monetary Default is susceptible of cure but cannot reasonably be cured within such thirty (30) day period and provided further that Borrower or Guarantor (as applicable) shall have commenced to cure such Default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such

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time as is reasonably necessary for Borrower in the exercise of due diligence to cure such Default, such additional period not to exceed ninety (90) days.

Section 6.2. Remedies.

(a) During the continuance of an Event of Default, in addition to any other rights or remedies available to it pursuant to this Agreement and the other Loan Documents or at law or in equity, Administrative Agent may, at its election, take such action, without notice or demand, that Administrative Agent deems advisable to protect and enforce its rights against Borrower and in and to the Property, including declaring the Debt to be immediately due and payable, and Administrative Agent may enforce or avail itself of any or all rights or remedies provided in the Loan Documents against Borrower and the Property, including all rights or remedies available at law or in equity; provided that during the continuance of any Event of Default described in Section 6.1(f) above, the Debt shall immediately and automatically become due and payable, without notice or demand, and Borrower hereby expressly waives any such notice or demand, anything contained herein or in any other Loan Document to the contrary notwithstanding.

(b) During the continuance of an Event of Default, all or any one or more of the rights, powers, privileges and other remedies available to Administrative Agent or Lender against Borrower under this Agreement or any of the other Loan Documents executed and delivered by, or applicable to, Borrower or at law or in equity may be exercised by Administrative Agent or Lender at any time and from time to time, whether or not all or any of the Debt shall be declared due and payable, and whether or not Administrative Agent shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents. Any such actions taken by Administrative Agent shall be cumulative and concurrent and may be pursued independently, singularly, successively, together or otherwise, at such time and in such order as Administrative Agent may determine in its sole discretion, to the fullest extent permitted by law, without impairing or otherwise affecting the other rights and remedies of Administrative Agent or Lender permitted by law, equity or contract or as set forth herein or in the other Loan Documents. Without limiting the generality of the foregoing, Borrower agrees that if an Event of Default exists (i) Administrative Agent shall not be subject to any "one action" or "election of remedies" law or rule, (ii) all liens and other rights, remedies or privileges provided to Administrative Agent shall remain in full force and effect until Administrative Agent has exhausted all of its remedies against the Property and the lien created by the Security Instrument has been foreclosed, sold and/or otherwise realized upon in satisfaction of the Debt or the Obligations have been paid in full, (iii) Administrative Agent may, in its sole discretion, without impairing or otherwise affecting any other rights and remedies of Administrative Agent hereunder, at law or in equity, apply (ex parte or otherwise on an emergency or expedited basis, if elected by Administrative Agent), for the appointment of a custodian, trustee, receiver, keeper, liquidator or conservator of the Property or any part thereof, irrespective of the adequacy of the security for the Debt and without regard to the solvency of Borrower or of any Person liable for the payment of the Debt, to which appointment Borrower does hereby consent and such receiver or other official shall have all rights and powers permitted by applicable Legal Requirements and such other rights and powers as the court making such appointment may confer, but the appointment of such receiver or other official shall not impair or in any manner prejudice the rights of Administrative Agent to receive the Revenues with respect to the Property pursuant to this Agreement or any other Loan Document, and (iv) Administrative Agent may draw on any Letter of Credit delivered to Administrative Agent in connection with the Loan and apply such funds to the Debt, or hold the same as collateral for the Debt, in Administrative Agent's sole discretion.

(c) Lender and Administrative Agent shall have the right from time to time to sever the Notes and the other Loan Documents into one or more separate notes, mortgages and other security documents in such denominations as Lender and Administrative Agent shall determine

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in its sole discretion for purposes of evidencing and enforcing its rights and remedies provided hereunder. Borrower shall execute and deliver to Administrative Agent from time to time, promptly after the request of Administrative Agent, a severance agreement and such other documents as Administrative Agent shall request in order to effect the severance described in the preceding sentence, all in form and substance satisfactory to Administrative Agent. Borrower hereby absolutely and irrevocably appoints Administrative Agent as its true and lawful attorney, coupled with an interest, in its name and stead to make and execute all documents necessary or desirable to effect the aforesaid severance, Borrower ratifying all that its said attorney shall do by virtue thereof; provided, however, Administrative Agent shall not make or execute any such documents under such power until three (3) days after notice has been given to Borrower by Administrative Agent of Administrative Agent's intent to exercise its rights under such power. The costs or expenses incurred in connection with the preparation, execution, recording or filing of the foregoing Loan Documents (and amendments thereto) shall be paid by Borrower.

(d) With respect to Borrower and the Property, nothing contained herein or in any other Loan Document shall be construed as requiring Administrative Agent or Lender to resort to the Property for the satisfaction of any of the Debt in any preference or priority, and Administrative Agent may seek satisfaction out of the Property, or any part thereof, in its absolute discretion in respect of the Debt. Except as limited by applicable Legal Requirements, Administrative Agent shall have the right from time to time to partially foreclose the Security Instrument in any manner and for any amounts secured by the Security Instrument then due and payable as determined by Administrative Agent, including the following circumstances: (i) during the continuance of an Event of Default in the payment of one or more scheduled payments of principal and/or interest, Administrative Agent may foreclose the Security Instrument to recover such delinquent payments, or (ii) during the continuance of an Event of Default, in the event Administrative Agent elects to accelerate less than the entire Debt, Administrative Agent may foreclose the Security Instrument to recover so much of the Debt as Administrative Agent may accelerate and such other sums secured by the Security Instrument as Administrative Agent may elect. Notwithstanding one or more partial foreclosures, the Property shall remain subject to the Security Instrument to secure payment of sums secured by the Security Instrument and not previously recovered.

(e) In addition to all remedies conferred it by law and by the terms of this Agreement and the other Loan Documents, during the continuance of an Event of Default, Administrative Agent may pursue any one or more of the following remedies concurrently or successively, it being the intent hereof that none of such remedies shall be to the exclusion of any other, and with full rights to reimbursement from Borrower and any Guarantor: (i) take possession of the Property and complete any construction work at the Property, including the right to avail itself of and procure performance of existing contracts or let any contracts with the same contractors or others and to employ watchmen to protect the Property from injury (and without restricting the generality of the foregoing and for the purposes aforesaid to be exercised during the existence and continuance of an Event of Default, Borrower hereby appoints and constitutes Administrative Agent its lawful attorney-in-fact with full power of substitution to complete any construction work at the Property in the name of Borrower); (ii) use amounts in the Reserve Accounts to complete any construction work at the Property; (iii) make changes to the plans and specifications which shall be necessary or desirable to complete any construction work at the Property in substantially the manner contemplated by such plans and specifications; (iv) retain or employ new general contractors, subcontractors, architects, engineers and inspectors as shall be required for said purposes; to pay, settle or compromise all existing bills and claims which may be liens or security interests, or to avoid such bills and claims becoming liens against the Property, or as may be necessary or desirable for the completion of any construction work at the Property or for the clearance of title to the Property; (v) execute all applications and certificates in the name of Borrower which may be required by any of the contract documents; (vi) prosecute and defend all actions or proceedings in connection with any construction work at the Property;

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and (vii) take any action and require such performance as it deems necessary to be furnished hereunder and to make settlements and compromises with the surety or sureties thereunder, and in connection therewith, to execute instruments of release and satisfaction.

(f) Any amounts recovered from the Property or any other collateral for the Loan during the existence of an Event of Default may be applied by Administrative Agent toward the payment of the Debt in such order, priority and proportions as Administrative Agent determines.

(g) The rights, powers and remedies of Administrative Agent and Lender under this Agreement shall be cumulative and not exclusive of any other right, power or remedy which Administrative Agent or Lender may have against Borrower or Guarantor pursuant to this Agreement or the other Loan Documents, or existing at law or in equity or otherwise. Administrative Agent's rights, powers and remedies may be pursued singularly, concurrently or otherwise, at such time and in such order as Administrative Agent may determine in Administrative Agent's sole discretion.

(h) During the existence of an Event of Default, Administrative Agent may, but without any obligation to do so and without notice to or demand on Borrower and without releasing Borrower from any obligation hereunder or under the other Loan Documents or being deemed to have cured any Event of Default, make, do or perform any obligation of Borrower hereunder or under the other Loan Documents in such manner and to such extent as Administrative Agent may deem necessary (which, for the avoidance of doubt shall include curing any default under or breach of the Management Agreement, regardless of whether a Default or Event of Default exists hereunder). Administrative Agent is authorized to enter upon the Property for such purposes, or appear in, defend, or bring any action or proceeding to protect its interest in the Property for such purposes. All out-of-pocket costs and expenses incurred by Administrative Agent or Lender in remedying or attempting to remedy such Event of Default or such other breach or default by Borrower or in appearing in, defending, or bringing any action or proceeding shall bear interest at the Default Rate from the date such costs and expenses were incurred to the date reimbursement payment is received by Administrative Agent. All such costs and expenses incurred by Administrative Agent and Lender, together with interest thereon calculated at the Default Rate, shall be deemed to constitute a portion of the Obligations, shall be secured by the liens and security interests provided to Administrative Agent under the Loan Documents and shall be immediately due and payable upon demand by Administrative Agent therefor.

(i) Upon the occurrence of any Event of Default (irrespective of whether or not the same consists of an ongoing condition, a one-time occurrence, or otherwise), the same shall be deemed to continue at all times thereafter; provided, however, that such Event of Default shall cease to continue only if Administrative Agent shall accept payment or performance of the defaulted obligation or shall execute and deliver a written confirmation that such Event of Default has ceased to continue. Administrative Agent shall not be obligated under any circumstances whatsoever to accept such payment or performance or execute and deliver any such writing. Without limitation, this Section shall govern in any case where reference is made in this Agreement or elsewhere in the Loan Documents to (i) any "cure" (whether by use of such word or otherwise) of any Event of Default, (ii) "during an Event of Default," "the continuance of an Event of Default" or "after an Event of Default has ceased" (in each case, whether by use of such words or otherwise), or (iii) any condition or event which continues beyond the time when the same becomes an Event of Default.

Section 6.3. Limitation on Remedies.

(a) Exculpation. Subject to the qualifications set forth in this Section 6.3, Administrative Agent shall not enforce the liability and obligation of Borrower to perform and

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observe the obligations contained in the Notes, this Agreement, the Security Instrument or the other Loan Documents by any action or proceeding wherein a money judgment shall be sought against Borrower, or its direct or indirect owners (other than pursuant to any separate agreement, indemnity or guaranty, including pursuant to the Guaranty and the Environmental Indemnity), except that Administrative Agent may bring a foreclosure action, an action for specific performance or any other appropriate action or proceeding to enable Administrative Agent to enforce and realize upon its interest under the Notes, this Agreement, the Security Instrument and the other Loan Documents, or in the Property, the Revenues, or any other collateral given to Administrative Agent pursuant to the Loan Documents; provided, however, that, except as specifically provided herein, any judgment awarded in any such action or proceeding shall be enforceable against Borrower only to the extent of Borrower's interest in the Property, in the Revenues and in any other collateral given to Administrative Agent as collateral security for the Debt, and Administrative Agent, without limitation of the foregoing and in addition thereto, agrees for itself and its successors and assigns that it and its successors and assigns shall not sue for, seek or demand any deficiency judgment against Borrower in any such action or proceeding under, or by reason of, or in connection with, the Notes, this Agreement, the Security Instrument or the other Loan Documents. The provisions of this Section 6.3(a) shall not, however, (i) constitute a waiver, release or impairment of any obligation evidenced or secured by any of the Loan Documents; (ii) impair the right of Administrative Agent to name Borrower as a party defendant in any action or suit for foreclosure and sale under the Security Instrument; (iii) affect the validity or enforceability of any separate agreement, indemnity or guaranty (including the Guaranty and the Environmental Indemnity), or any of the rights and remedies of Administrative Agent or Lender thereunder; (iv) impair the right of Administrative Agent to obtain the appointment of a receiver; (v) impair the enforcement of the Assignment of Leases; or (vi) constitute a prohibition against Administrative Agent seeking a deficiency judgment against Borrower not otherwise prohibited by this Section 6.3(a) in order to fully realize the security granted by the Security Instrument or commencing any other appropriate action or proceeding in order for Administrative Agent to exercise its remedies against the Property, provided, that, the liability and obligation of Borrower in connection with any such deficiency action shall be limited (Y) to the Recourse Liabilities and (Z) if a Springing Recourse Event has occurred, to the Debt.

(b) Recourse for Losses. Nothing contained in this Agreement or any of the other Loan Documents shall in any manner or way release, affect or impair the right of Administrative Agent to recover, and Borrower shall be fully and personally liable for and subject to legal action to the extent of, any Losses actually suffered or incurred by Administrative Agent and/or Lender arising out of or in connection with the following (all such liability and obligation for any or all of the following being referred to herein as the "Recourse Liabilities"):

(i) fraud, intentional misrepresentation, or intentional failure to disclose a material fact concerning the Property, Borrower, any Required SPE Entity, Guarantor, or the Loan by any of the Borrower Parties;

(ii) willful misconduct or illegal acts of any of the Borrower Parties;

(iii) intentional material physical waste of the Property by any Borrower Party or any Person at the direction of any of the foregoing; provided, however, Borrower shall have no liability under this subsection (b)(iii) if sufficient revenues are not available to Borrower from the Property to prevent such material physical waste;

(iv) the removal or disposal of any portion of the Property during the existence of an Event of Default in violation of this Agreement unless such Property is promptly replaced with property of equivalent value and functionality if reasonably necessary or which is no longer necessary in connection with the operation of the Property;

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(v) the misappropriation, conversion, or application in a manner prohibited by the Loan Documents by or on behalf of any Borrower Party of (A) any insurance proceeds, (B) any condemnation proceeds, (C) any funds disbursed from the Reserve Accounts or advanced to Borrower as an Additional Advance, or (D) any Revenues;

(vi) failure to pay charges for labor or materials or other charges that create a lien on any portion of the Property (not including liens relating to capital improvements that were specifically approved by Administrative Agent and for which either (A) Administrative Agent did not require that Borrower deposit funds with Administrative Agent sufficient to pay for such work, or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay for such work);

(vii) any security deposits, advance deposits or any other deposits collected with respect to the Property which are not delivered to Administrative Agent upon a foreclosure of the Property or transfer in lieu thereof, except to the extent any such security deposits were applied in accordance with the terms and conditions of any of the Leases prior to the occurrence of the Event of Default that gave rise to such foreclosure or transfer in lieu thereof and permitted hereunder;

(viii) failure of Borrower to purchase and maintain any Interest Rate Cap Agreement as required pursuant to this Agreement;

(ix) Borrower's failure to obtain and maintain the fully paid for Required Policies in accordance with Section 5.1.11 attributable to the time that Borrower owns the Property (provided that Borrower shall not have liability pursuant to this clause (x) to the extent that (A) the Property fails to generate sufficient Revenue during the prior twelve (12) month period to pay such Required Policies or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay the same);

(x) Borrower's failure to pay all Property Taxes attributable to the time that Borrower owns the Property prior to the same becoming delinquent (provided that Borrower shall not have liability pursuant to this clause (x) to the extent that (A) the Property fails to generate sufficient Revenue during the prior twelve (12) month period to pay such Property Taxes or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay the same);

(xi) the failure of Borrower or any Required SPE Entity to be a Special Purpose Entity;

(xii) intentionally omitted;

(xiii) any default by Borrower under, or failure by Borrower to comply with, any of the provisions of the Condominium Documents;

(xiv) the occurrence of any Transfer in violation of this Agreement; or

(xv) the exercise by any party to the 1992 Lease Agreement of the right to access or enter onto the Property for the purposes set forth in such 1992 Lease Agreement.

(c) Full Recourse. Notwithstanding anything to the contrary in this Agreement, the Notes or any of the Loan Documents, Administrative Agent shall not be deemed to have waived any right which Administrative Agent may have under Section 506(a), 506(b), 1111(b) or any other provisions of the U.S. Bankruptcy Code to file a claim for the full amount of the Debt secured by the Security Instrument or to require that all collateral shall continue to secure all of

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the Obligations in accordance with the Loan Documents, and the Debt shall be fully recourse to Borrower in the event of any of the following (each, a "Springing Recourse Event"):

(i) Borrower or Required SPE Entity (A) filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or (B) making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding (other than in writing to Administrative Agent, or as may be required by law in connection with any legal proceeding), its insolvency or inability to pay its debts as they become due;

(ii) Any Borrower Party colluding with or otherwise assisting in, or soliciting or causing to be solicited petitioning creditors for, or consenting to, acquiescing (in writing) in, or joining in (A) any involuntary petition filed against Borrower or Required SPE Entity, by any Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or (B) an application for the appointment of a custodian, receiver, trustee, or examiner for Borrower or Required SPE Entity or all or any portion of the Property (other than an application by Administrative Agent in connection with the enforcement of Administrative Agent's remedies under the Loan Documents) (it being acknowledged that the mere failure to oppose or defend an involuntary petition where no meritorious defense exists shall not be deemed acquiescing for purposes hereof);

(iii) the failure of Borrower or any Required SPE Entity to be a Special Purpose Entity, if such failure is cited as a material factor in any order for substantive consolidation of Borrower or Required SPE Entity with any other Person;

(iv) the occurrence of a Transfer in violation of this Agreement; provided, however, the foregoing shall not apply to any Transfer resulting directly and solely from a condemnation, the filing of a mechanic's lien affidavit or entering into a Lease;

(v) the incurrence by Borrower or Required SPE Entity of any Indebtedness in violation of this Agreement;

(vi) if any Borrower Party, in any judicial or quasi-judicial case, action or proceeding contests (or any Borrower Party colludes with or otherwise assists any other Person, or solicits or causes to be solicited any other Person to contest) the validity or enforceability of the Loan Documents or contests or intentionally hinders, delays or obstructs (or any Borrower Party colludes with or otherwise assists any other Person, or solicits or causes to be solicited any other Person to contest, hinder, delay or obstruct) the pursuit of any rights or remedies by Administrative Agent (including the commencement and/or prosecution of a foreclosure action, judicial or non-judicial, the appointment of a receiver for the Property or any portion thereof or any enforcement of the terms of the Assignment of Leases), unless a court of competent jurisdiction finds that such actions by any such Borrower Party were undertaken in good faith, and were not based on a frivolous or meritless position; or

(vii) if any Borrower Party shall make a counterclaim against Administrative Agent, a Lender, Servicer or their Affiliates in violation of Section 8.14 hereof;

(viii) the modification or termination of the Project Documents in violation hereof;

(ix) the modification or termination of the Master Lease made in violation of this Agreement; or

(x) the modification or termination of the Condominium Documents in violation of this Agreement.

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ARTICLE VII

SECONDARY MARKET TRANSACTIONS; SERVICING

Section 7.1. Secondary Market Transactions. Borrower acknowledges and agrees that any Lender may (a) sell, transfer, pledge, and/or encumber all or any portion of the Loan and the Loan Documents, (b) grant or issue one or more participations therein, and/or (c) consummate one or more private or public securitizations of rated single- or multi-class securities (the "Securities") secured by or evidencing ownership interests in all or any portion of the Loan and the Loan Documents or a pool of assets that include all or any portion of the Loan and the Loan Documents (a "Securitization", and together with any other such sales, transfers, and/or participations described in the foregoing clauses, and any Special Mezzanine Loan Advance, collectively, a "Secondary Market Transaction"). Notwithstanding the foregoing, so long as no Event of Default has occurred, Lender agrees that it will not sell or transfer any unadvanced portion of the Loan prior to Completion of the Project (other than a participation interest in connection with which the holder of the applicable Note remains liable to make Additional Advances as provided herein) to any Person other than a Qualified Transferee without Borrower's consent, not to be unreasonably withheld, delayed or conditioned; provided, however, that the foregoing shall not be deemed to limit the rights of Lender and Mezzanine Lender with respect to the making of a Special Mezzanine Loan Advance.

Section 7.2. Borrower Cooperation.

(a) In connection with any Secondary Market Transaction, Borrower shall execute and deliver to Administrative Agent such documents, instruments, certificates, financial statements, assignments and other writings, do such other acts and provide such information, provide a non-consolidation opinion to Administrative Agent in a form reasonably acceptable to Administrative Agent, and participate in such meetings and discussions, in each case that are necessary to facilitate the consummation of each Secondary Market Transaction, including executing and delivering such documents and agreements (and deliver such opinions of counsel with respect thereto as Administrative Agent may require) necessary to (i) restructure the Loan into multiple notes (which may include component notes and/or senior and junior notes), issue additional or replacement Notes, and/or reduce the number of Notes, and/or (ii) restructure the Loan into a mortgage loan and one or more mezzanine loans (to be made to one or more Special Purpose Entities that will be the direct and/or indirect owners of the ownership interests in Borrower, and secured by a pledge of such ownership interests, in each case including that such notes and/or mezzanine loans), and/or (iii) establish different interest rates with respect to, and reallocate the amortization and principal balances applicable to, each note or tranche of the Loan, and/or (iv) assign to each such note or tranche or to each tranche of the restructured Loan such order of priority as may be designated by Administrative Agent, and/or (v) modify any operative dates within the Loan Documents (including the Payment Date and the Interest Period); provided, however, that (A) the aggregate principal amount of all such notes or tranches as of their date of creation shall equal the Outstanding Principal Balance immediately prior to their creation, (B) the weighted average interest rate of all such notes or tranches shall on the date created equal the interest rate that was applicable to the Loan immediately prior to the creation of such notes or tranches, (C) the debt service payments on all such notes or tranches shall on the date they are created equal the debt service payment that was due under the Loan immediately prior to the creation of such notes or tranches, (D) no such amendment to the Loan Documents shall decrease in any material manner the rights of Borrower or Guarantor under the Loan Documents, or result in any additional material liability or material obligation to Borrower or Guarantor under the Loan Documents (except to the extent related to having different interest rates apply to the notes or tranches upon partial paydown thereof following the occurrence of an Event of Default, or the extent related to having separate mortgage and mezzanine loans); it being further agreed that the mere reduction of the Outstanding Principal Balance and

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commensurate increases in the Mezzanine Loan Outstanding Principal Balance shall not be deemed to violate this clause (D) so long as the requirements of clauses (A), (B), and (C) above are satisfied, and (E) no such amendment described in clause (v) above shall be effective sooner than thirty (30) days after notice thereof from Administrative Agent, nor shall it cause the Maturity Date to be an earlier date. In connection with the creation of any mezzanine loan as described above, Borrower shall cause the formation of one or more Special Purpose Entities as required by Administrative Agent in order to serve as the borrower under any such mezzanine loan (and the applicable organizational documents of Borrower and such new entity shall be acceptable to Administrative Agent in form and content), and Borrower shall deliver to Administrative Agent a "UCC-9" insurance policy and a mezzanine endorsement to the owner's policy of title insurance held by Borrower, and such opinions of legal counsel as Administrative Agent may require. If Borrower fails to cooperate with Administrative Agent within ten (10) Business Days of written request by Administrative Agent, Administrative Agent is hereby appointed as Borrower's attorney in fact, coupled with an interest, to execute any and all documents necessary to accomplish such modifications (but in any event the Loan Documents shall be deemed to have been modified to incorporate any such modifications as Administrative Agent may so notify Borrower of in writing) and at Administrative Agent's option, declare such failure to be an Event of Default.

(b) At the request of Administrative Agent, Borrower shall provide information regarding Borrower, the Guarantor or the Property which is not in the possession of Administrative Agent or which may be required by Administrative Agent in order to satisfy the market standards to which Administrative Agent or Lender customarily adheres or which may be required by prospective investors and/or the Rating Agencies or required by applicable Legal Requirements in connection with any such Secondary Market Transaction, including to: (i) provide additional and/or updated information concerning Borrower, any Required SPE Entity, Guarantor, Manager, or the Property, together with appropriate verification and/or consents related to such information through letters of auditors or opinions of counsel of independent attorneys acceptable to Administrative Agent and the Rating Agencies; (ii) assist in preparing descriptive materials for presentations to any or all of the Rating Agencies, and work with, and if requested, supervise, third-party service providers engaged by Borrower, any Required SPE Entity and their respective Affiliates to obtain, collect, and deliver information requested or required by Administrative Agent or the Rating Agencies; (iii) deliver (1) new or updated opinions of counsel as to non-consolidation, due execution and enforceability with respect to the Property, Borrower, any Required SPE Entity, Guarantor and their respective Affiliates, and the Loan Documents (including a so-called "10b-5" opinion), and (2) revised organizational documents for Borrower and any Required SPE Entity and certificates of the relevant Governmental Authorities in all relevant jurisdictions indicating the good standing and qualification of Borrower and Required SPE Entity as of the date of the Secondary Market Transaction, which counsel opinions and revisions to organizational documents shall be satisfactory to Administrative Agent and the Rating Agencies; (iv) use commercially reasonable efforts to deliver such additional tenant estoppel letters and subordination, non-disturbance and attornment agreements or, if applicable, estoppels from parties to agreements that affect the Property and who are required to provide the same, which estoppel letters and subordination non-disturbance and attornment agreements shall be satisfactory to Administrative Agent and the Rating Agencies; (v) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Property, Borrower, any Required SPE Entity, Guarantor and the Loan Documents as may be requested by Administrative Agent or the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents; (vi) if requested by Administrative Agent, review and certify as to the accuracy of any information regarding the Property, Borrower, any Required SPE Entity, Guarantor, Manager, and the Loan which is contained in a preliminary or final private placement memorandum, prospectus, prospectus supplement (including any amendment or supplement to

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either thereof), or other disclosure document to be used by Administrative Agent, Lender or any Affiliate thereof; and (vii) supply to Administrative Agent such documentation, financial statements and reports in form and substance required in order to comply with any applicable securities laws.

(c) If, at the time a Disclosure Document is being prepared for a Securitization, Lender expects that Borrower alone or Borrower and one or more Affiliates of Borrower collectively, or the Property alone or the Property and any related properties (within the meaning of Regulation AB under the Securities Act), collectively, will be a Significant Obligor, Borrower shall furnish to Administrative Agent upon request (i) the selected financial data or, if applicable, net operating income, required under Item 1112(b)(1) of Regulation AB under the Securities Act and the Exchange Act, if Lender expects that the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization may, or if the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization and at any time during which the Loan and any Related Loans are included in a Securitization does, equal or exceed ten percent (10%) (but less than twenty percent (20%) of the aggregate principal amount of all mortgage loans included or expected to be included, as applicable, in the Securitization, or (ii) the financial statements required under Item 1112(b)(2) of said Regulation AB, if Lender expects that the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization may, or if the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization and at any time during which the Loan and any Related Loans are included in a Securitization does, equal or exceed twenty percent (20%) of the aggregate principal amount of all mortgage loans included or expected to be included, as applicable, in the Securitization. Such financial data or financial statements shall be furnished to Administrative Agent (A) within ten (10) Business Days after notice from Administrative Agent in connection with the preparation of Disclosure Documents for the Securitization, (B) not later than thirty (30) days after the end of each fiscal quarter of Borrower and (C) not later than seventy-five (75) days after the end of each fiscal year of Borrower; provided, however, that Borrower shall not be obligated to furnish financial data or financial statements pursuant to clauses (B) or (C) of this sentence with respect to any period for which a filing pursuant to the Exchange Act is not required. If requested by Administrative Agent, Borrower shall furnish to Administrative Agent, within ten (10) Business Days after Administrative Agent's request, (1) a list of tenants (if any) (including all affiliates of such tenants) that in the aggregate (y) occupy ten percent (10%) or more (but less than twenty percent (20%)) of the total floor area of the improvements or represent ten percent (10%) or more (but less than twenty percent (20%)) of aggregate base rent, and (z) occupy 20% or more of the total floor area of the improvements or represent twenty percent (20%) or more of aggregate base rent, (2) financial data and/or financial statements for any tenant of the Property (in form and substance sufficient to satisfy the requirements of Item 1112 of said Regulation AB as determined by Lender) if, in connection with a Securitization, Lender expects there to be, with respect to such tenant or group of Affiliated tenants, a concentration within all of the mortgage loans included or expected to be included, as applicable, in the Securitization such that such tenant or group of affiliated tenants would constitute a Significant Obligor, and (3) such other or additional financial statements, or financial, statistical or operating information, and/or other forms of such information as has been previously provided, as Lender shall determine to be required pursuant to Regulation AB, Regulation S-K, or Regulation S-X (each under the Securities Act and the Exchange Act), as applicable, or any amendment, modification or replacement thereto or other Legal Requirements applicable to the Loan or any such Secondary Market Transaction in connection with any Disclosure Document or any Exchange Act filing in connection with or relating to a Secondary Market Transaction or as shall otherwise be requested by Administrative Agent. All financial statements provided by Borrower pursuant to this Section 7.2 shall be prepared in accordance with GAAP and shall meet the requirements of said Regulation AB, S-K, and Regulation S-X, as applicable, and all other applicable Legal Requirements applicable to the Loan or any such Secondary Market Transaction, and shall be

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accompanied by the manually executed report of the independent accountants thereon, which report shall meet all such requirements, and shall be further accompanied by a manually executed written consent of such independent accountants, in form and substance acceptable to Administrative Agent, to the inclusion of such financial statements in any Disclosure Document and any filing pursuant to the Exchange Act and to the use of the name of such independent accountants and the reference to such independent accountants as "experts" in any Disclosure Document and any such Exchange Act filing, all of which shall be provided at the same time as the related financial statements are required to be provided. All financial statements shall be certified by the chief financial officer of Borrower, which certification shall state that such financial statements meet the requirements set forth in this Section 7.2.

(d) Borrower will reimburse Administrative Agent for Administrative Agent's and Lender's out-of-pocket costs and expenses (including fees and expenses of outside legal counsel) relating to any Secondary Market Transaction, subject to a maximum of $15,000.00.

Section 7.3. Securitization Indemnification.

(a) Borrower understands that information provided to Administrative Agent and Lender by Borrower and its agents, counsel and representatives may be included in disclosure documents in connection with the Securitization, including an offering circular, a prospectus, prospectus supplement, private placement memorandum or other offering document (each, a "Disclosure Document") and may also be included in filings with the Securities and Exchange Commission pursuant to the Securities Act or Exchange Act, and may be made available to investors or prospective investors in the Securities, rating agencies, investment banking firms, any credit rating agency that has elected to be treated as a nationally recognized statistical rating organization for purposes of Section 15E of the Exchange Act (without regard to whether or not such credit rating agency has been engaged by Administrative Agent, Lender or its respective designees in connection with, or in anticipation of, a Securitization), accounting firms, law firms and other third party advisory and service providers relating to the Securitization. Borrower also understands that the findings and conclusions of any third-party due diligence report obtained by the Lender or Administrative Agent, the issuer of any Securitization or any Securitization placement agent or underwriter may be made publicly available if required, and in the manner prescribed, by Section 15E(s)(4)(A) of the Exchange Act and any rules promulgated thereunder. Borrower shall provide in connection with each of (i) a preliminary and a final private placement memorandum or (ii) a preliminary and final prospectus or prospectus supplement, as applicable, delivered to Borrower for its review and comment specifying the sections thereof that Lender desires Borrower to review, an agreement (A) certifying that Borrower has examined such sections of the Disclosure Documents specified by Lender relating to Borrower, its Affiliates, the Property, any Affiliated Manager, and Guarantor (collectively, the "Borrower Group"), and/or the Loan (such sections, "Applicable Sections") and that no such Applicable Sections contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Applicable Sections, in the light of the circumstances under which they were made, not misleading in any material respect (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), (B) indemnifying Lender, the other Indemnified Parties, and any Person that has filed the registration statement relating to the Securitization (the "Registration Statement"), each of its directors and officers who have signed the Registration Statement, and each Person that controls any such Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the "Lender Group"), and any other placement agent or underwriter with respect to the Securitization, each of their respective directors and officers, each Person who controls a member of the Lender Group or such placement agent or underwriter within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act (collectively, the "Underwriter Group") (for the avoidance of doubt, all of the foregoing Persons are referred to in this Section 7.3 as "Indemnified Parties") for

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any Losses to which the Lender Group or the Underwriter Group may become subject insofar as such liabilities arise out of or are based upon any untrue statement of any material fact contained in the Applicable Sections so certified by Borrower or arise out of or are based upon the omission by Borrower to state in such Applicable Sections a material fact required to be stated in such Applicable Sections or necessary in order to make the statements in such Applicable Sections, in light of the circumstances under which they were made, not misleading in any material respect (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), and (C) agreeing to reimburse the Lender Group and/or the Underwriter Group for any legal or other expenses incurred by the Lender Group and the Underwriter Group in connection with investigating or defending such liabilities; provided, however, that Borrower will be liable in any such case under clauses (B) or (C) above only to the extent that any such Loss arises out of or is based upon any such untrue statement or omission made in the Applicable Sections so certified by Borrower in reliance upon and in conformity with information furnished to Administrative Agent or Lender by Borrower, Guarantor, or any of their Affiliates in connection with the preparation of such Applicable Sections or in connection with the underwriting or closing of the Loan, including financial statements of Borrower, operating statements and rent rolls with respect to the Property (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), and shall not be liable to any Indemnified Party for losses to the extent resulting from such Indemnified Party's gross negligence, willful misconduct, or illegal acts. The indemnification provided for in clauses (B) and (C) above shall be effective whether or not the indemnification agreement described above is provided. The aforesaid indemnity will be in addition to any liability which Borrower may otherwise have. In connection with any filing pursuant to the Exchange Act in connection with or relating to a Securitization, Borrower shall (i) indemnify the Lender Group and the Underwriter Group for the above-described liabilities to which the Lender Group or the Underwriter Group may become subject insofar as such liabilities arise out of or are based upon the omission to state in the Applicable Sections so certified by Borrower a material fact required to be stated in such Applicable Sections in order to make the statements in such Applicable Sections, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) reimburse the Lender Group and the Underwriter Group for any legal or other expenses incurred by the Lender Group or the Underwriter Group in connection with defending or investigating such liabilities.

(b) Promptly after receipt by an Indemnified Party under this Section 7.3 of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7.3, notify the indemnifying party in writing of the commencement thereof, but the omission to so notify the indemnifying party will not relieve the indemnifying party from any liability which the indemnifying party may have to any Indemnified Party hereunder except to the extent that failure to notify causes prejudice to the indemnifying party. In the event that any action is brought against any Indemnified Party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled, jointly with any other indemnifying party, to participate therein and, to the extent that it (or they) may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party, to assume the defense thereof with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party to such Indemnified Party under this Section 7.3, such indemnifying party shall pay for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than costs of investigation; provided, however, if the defendants in any such action include both the Indemnified Party and the indemnifying party and the Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or additional to those available to the indemnifying party, the Indemnified Party or Indemnified Parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf

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of such Indemnified Party at the cost of the indemnifying party. The indemnifying party shall not be liable for the expenses of more than one separate counsel unless an Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to another Indemnified Party.

(c) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 7.3 is for any reason held to be unenforceable as to an Indemnified Party in respect of any Losses (or action in respect thereof) referred to therein which would otherwise be indemnifiable under this Section 7.3, the indemnifying party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or action in respect thereof); provided, however, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. In determining the amount of contribution to which the respective parties are entitled, the following factors shall be considered: (i) the relative knowledge of Borrower and the applicable issuer(s) of the Securities in connection with the Securitization, and access to information concerning the matter with respect to which the claim was asserted; (ii) the opportunity to correct and prevent any statement or omission; and (iii) any other equitable considerations appropriate in the circumstances. Administrative Agent and Borrower hereby agree that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation.

(d) The liabilities and obligations of Borrower, Lender and Administrative Agent under this Section 7.3 shall survive the termination of this Agreement and the satisfaction and discharge of the Debt.

Section 7.4. Rating Agency Confirmations. Borrower acknowledges and agrees that if the Loan is part of a Securitization, Administrative Agent may be required to obtain confirmation from one or more Rating Agencies that the granting of certain consents, approvals, or waivers (and certain other actions of Administrative Agent) will not cause a downgrade, withdrawal or qualification of any ratings of the Securities or any class thereof, and that any such consent or approval by Administrative Agent may be conditioned upon receipt of such confirmation and the satisfaction of any conditions precedent thereto required by such Rating Agencies (and any use of the phrase "approval of Administrative Agent " (or similar) shall be deemed to mean and include receipt of such confirmation by Administrative Agent from such Rating Agencies). The circumstances under which this might arise include, but are not limited to, request to approve the replacement of a property manager, and requests for approvals of Transfers. Borrower shall be responsible for any and all fees and costs incurred in order to obtain any such Rating Agency confirmation (and Administrative Agent shall be entitled to require payment of such fees and expenses as a condition precedent to the obtaining of any such consent, approval, waiver or confirmation).

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Survival. This Agreement and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the making by Lender of the Loan and the execution and delivery to Lender of the Note, and shall continue in full force and effect so long as all or any of the Obligations are outstanding and unpaid unless a longer period is expressly set forth herein or in the other Loan Documents. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the legal representatives, successors and assigns of such party. All covenants,

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promises and agreements in this Agreement, by or on behalf of Borrower, shall inure to the benefit of the legal representatives, successors and assigns of Administrative Agent and Lender.

Section 8.2. Administrative Agent Matters

(a) Appointment; Resignation. Each Lender irrevocably appoints and authorizes Administrative Agent to act on its behalf as Administrative Agent hereunder to take such action as Administrative Agent on its behalf and to exercise such powers under this Agreement as are delegated to Administrative Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto. Neither Administrative Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection herewith (i) with the consent or at the request of Lenders, or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent may resign at any time by giving written notice thereof to Lenders and Borrower. Upon any such resignation, Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by Lenders, or no successor Administrative Agent shall have accepted such appointment, within thirty (30) days after the resigning Administrative Agent gives notice of resignation, then the resigning Administrative Agent may, on behalf of Lenders, appoint a successor Administrative Agent. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder first accruing or arising after the effective date of such retirement. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent. Borrower acknowledges and agrees that the provisions of this Section 8.2(a) are intended to govern the relationship among Lenders and Administrative Agent and may be modified or amended without Borrower's consent, written or otherwise. At the option of Administrative Agent, the Loan may be serviced by a servicer/trustee (the "Servicer") selected by Administrative Agent and Administrative Agent may delegate all or any portion of its responsibilities under this Agreement and the other Loan Documents to the Servicer pursuant to a servicing agreement between Administrative Agent and Servicer. Borrower shall be responsible for any set-up fees or any other initial costs relating to or arising under such servicing agreement, as well as for the payment of any "special servicing", "workout", and "liquidation" fees incurred by Administrative Agent in connection with any default or workout of the Loan; provided, however, that Borrower shall not be responsible for payment of the non-special servicing monthly servicing fee due to the Servicer under such servicing agreement.

(b) Administrative Agent's Discretion. Whenever pursuant to this Agreement, Administrative Agent exercises any right given to it to approve or disapprove, or to make any election, waiver, or request, or to make any determination, or find that any arrangement or term is to be satisfactory to Administrative Agent, the decision of Administrative Agent to approve or disapprove, or to make such election, waiver, request, or determination, decision, or finding shall (except as is otherwise specifically herein provided) be in the sole and absolute discretion of Administrative Agent and shall be final and conclusive. Whenever pursuant to this Agreement, Administrative Agent exercises any right given to it to "reasonably" approve or disapprove, or to make any election, waiver, or request, or to make any determination "reasonably", or find that any arrangement or term is to be "reasonably" satisfactory to Administrative Agent, during the continuance of an Event of Default, the decision of Administrative Agent to approve or disapprove, or to make such election, waiver, request, or determination, decision, or finding shall be in the sole and absolute discretion of Administrative Agent and shall be final and conclusive and the use of the word "reasonably" (or terms of similar meaning) shall have no force or effect.

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(c) Right to Request and Act on Instructions; Liability of Administrative Agent. Administrative Agent may at any time request instructions from Lender with respect to any actions or approvals which by the terms of this Agreement or of any of the Loan Documents Administrative Agent is permitted or desires to take or to grant, and if such instructions are requested, Administrative Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such written instructions from Lender. Neither Administrative Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of Borrower; or (iii) the validity, effectiveness or genuineness of this Agreement, the other Loan Documents or any other instrument or writing furnished in connection herewith. Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a Lender wire, electronic transmission, portable document format or other similar writing) believed by it to be genuine or to be signed by the proper party or parties. As to any matters not expressly provided for by this Agreement or any other Loan Document, Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions given by Lenders, and such instructions of the Lenders and any action taken or not taken pursuant thereto shall be binding on all Lenders. Notwithstanding any provision to the contrary in the Loan Documents, Administrative Agent shall not have any duties or responsibilities to Lender, except those expressly set forth herein or therein, or any fiduciary relationship with Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into the Loan Documents or otherwise exist against Administrative Agent and in favor of Lender. Notwithstanding any provision to the contrary in the Loan Documents, Administrative Agent shall not have any obligation whatsoever to incur any costs or make any protective advances with respect to the Loan, the Property or any other collateral for the Loan.

(d) Conflicts. As between Administrative Agent and Lender, in the event of any conflict, ambiguity or inconsistency between the terms and conditions of this Agreement and the terms and conditions of any co-lender agreement entered into by Lender and Administrative Agent, the terms and conditions of such co-lender agreement shall control.

Section 8.3. Governing Law.

(A) THIS AGREEMENT WAS NEGOTIATED IN THE STATE OF NEW YORK, THE LOAN WAS MADE BY LENDER AND ACCEPTED BY BORROWER IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THE LOAN DELIVERED PURSUANT HERETO WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW)) AND ANY APPLICABLE LEGAL REQUIREMENTS OF THE UNITED STATES OF AMERICA, EXCEPT THAT AT ALL TIMES THE PROVISIONS FOR THE CREATION, PERFECTION, AND

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ENFORCEMENT OF THE LIENS AND SECURITY INTERESTS CREATED PURSUANT TO THE SECURITY INSTRUMENT AND THE ASSIGNMENT OF LEASES SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAW OF THE STATE IN WHICH THE PROPERTY IS LOCATED, IT BEING UNDERSTOOD THAT, TO THE FULLEST EXTENT PERMITTED BY THE LAW OF SUCH STATE, THE LAW OF THE STATE OF NEW YORK SHALL GOVERN THE CONSTRUCTION, VALIDITY AND ENFORCEABILITY OF ALL LOAN DOCUMENTS AND ALL OF THE OBLIGATIONS ARISING HEREUNDER OR THEREUNDER. TO THE FULLEST EXTENT PERMITTED BY LAW, BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS, AND THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(B) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER, ADMINISTRATIVE AGENT OR BORROWER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. BORROWER DOES HEREBY DESIGNATE AND APPOINT:

TUAN OLONA, LLP
ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR
NEW YORK, NEW YORK 10020
ATTENTION: HAN-HSIEN TUAN

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON BORROWER IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. BORROWER (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE

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LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST BORROWER IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT.

Section 8.4. Modification, Waiver in Writing. No modification, amendment, extension, discharge, termination or waiver of any provision of this Agreement, or of the Note, or of any other Loan Document, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent shall be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly provided herein, no notice to, or demand on Borrower, shall entitle Borrower to any other or future notice or demand in the same, similar or other circumstances.

Section 8.5. Delay Not a Waiver. Neither any failure nor any delay on the part of Administrative Agent or Lender in insisting upon strict performance of any term, condition, covenant or agreement, or exercising any right, power, remedy or privilege hereunder, or under the Note or under any other Loan Document, or under any other instrument given as security therefor, shall operate as or constitute a waiver thereof, nor shall a single or partial exercise thereof preclude any other future exercise, or the exercise of any other right, power, remedy or privilege. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Note or any other Loan Document, neither Lender nor Administrative Agent shall be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Note or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount. A waiver of one Default or Event of Default shall not be construed to be a waiver of any subsequent Default or Event of Default or to impair any remedy, right or power consequent thereon.

Section 8.6. Notices. All notices, consents, approvals and requests required or permitted hereunder or under any other Loan Document shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) certified or registered United States mail, postage prepaid, return receipt requested or (b) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery (with a copy of any notice delivered by the methods described in clause (a) or clause (b) to be sent by electronic mail), addressed as follows (or at such other address and Person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section 8.6) (any inclusion of an e-mail address below is for informational purposes only, and communication via e-mail alone shall not be an effective method of notice for purposes of this Agreement):

If to Administrative Agent

or any Lender: ACORE Capital Mortgage, LP
80 E. Sir Francis Drake Blvd., Suite 2A
Larkspur, California 94939
Attention: Stew Ward, Managing Partner
Email: notices@acorecapital.com

with a copy to: ACORE Capital Mortgage, LP
Sterling Plaza
5949 Sherry Lane, St. 1255
Dallas, Texas 75225
Attention No.: David Homsher, Director / Head of Asset Management
Email: dhomsher@acorecapital.com

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with a copy to: Winstead PC
500 Winstead Building
2728 N. Harwood Street
Dallas, Texas 75201
Attention: Christopher T. Nixon, Esq.
Email: cnixon@winstead.com

If to Borrower: CP Tower Owner, LLC
CP Land Owner, LLC
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Matt McGraner
Email: mmcgraner@highlandcapital.com

CP Tower Owner, LLC
CP Land Owner, LLC
c/o Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: General Counsel

With a copy to: Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue
Suite 100
Dallas, Texas 75204
Attention: D.C. Sauter, Esq.
Email. d.c.sauter@wickphillips.com

A notice shall be deemed to have been given: (i) in the case of hand delivery or delivery by a reputable overnight courier, at the time of delivery; (ii) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; (iii) or in the case of expedited prepaid delivery, upon the first attempted delivery on a Business Day. Any failure to deliver a notice by reason of a change of address not given in accordance with this Section 8.6, or any refusal to accept notice, shall be deemed to have been given when the delivery was attempted. Any notice required or permitted to be given by any party hereunder or under any other Loan Document may be given by its counsel and any notice required or permitted to be given by Administrative Agent hereunder or under any other Loan Document may also be given by a Servicer.

Section 8.7. Trial by Jury. BORROWER, ADMINISTRATIVE AGENT AND LENDER HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVE ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THE LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BORROWER, ADMINISTRATIVE AGENT AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. LENDER, ADMINISTRATIVE AGENT AND BORROWER ARE EACH HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.

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Section 8.8. Headings. The Article and/or Section headings and the Table of Contents in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

Section 8.9. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement shall be prohibited by or invalid under applicable Legal Requirements, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 8.10. Preferences. Administrative Agent shall have the continuing and exclusive right to apply or reverse and reapply any and all payments by Borrower to any portion of the Debt. To the extent Borrower makes a payment or payments to Administrative Agent, which payment or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the Obligations hereunder or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment or proceeds had not been received by Administrative Agent.

Section 8.11. Waiver of Notice. Borrower hereby expressly waives, and shall not be entitled to, any notices of any nature whatsoever from Administrative Agent or Lender except with respect to matters for which this Agreement or the other Loan Documents specifically and expressly provide for the giving of notice by Administrative Agent to Borrower and except with respect to matters for which Borrower is not, pursuant to applicable Legal Requirements, permitted to waive the giving of notice. Borrower hereby expressly waives the right to receive any notice from Administrative Agent or Lender with respect to any matter for which this Agreement or the other Loan Documents do not specifically and expressly provide for the giving of notice by Administrative Agent to Borrower.

Section 8.12. Remedies of Borrower. If a claim or adjudication is made that Administrative Agent, Lender or their agents have acted unreasonably or unreasonably delayed acting in any case where by law or under this Agreement or the other Loan Documents, Administrative Agent, Lender or such agent, as the case may be, has an obligation to act reasonably or promptly, Borrower agrees that neither Administrative Agent, Lender nor their agents shall be liable for any monetary damages, and Borrower's sole remedies shall be limited to commencing an action seeking injunctive relief or declaratory judgment. The parties hereto agree that any action or proceeding to determine whether Administrative Agent or Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

Section 8.13. Schedules Incorporated. The Schedules and Exhibits annexed hereto are hereby incorporated herein as a part of this Agreement with the same effect as if set forth in the body hereof.

Section 8.14. Offsets, Counterclaims and Defenses. Any assignee of Administrative Agent's or a Lender's interest in and to the Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to such documents which Borrower may otherwise have against any assignor of such documents, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrower in any action or proceeding brought by any such assignee upon such documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrower. Borrower hereby waives the right to assert (and agrees not to assert) a counterclaim of any nature, other than a compulsory counterclaim, in any action or proceeding

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brought against it by Administrative Agent or its agents or otherwise to offset any Obligations. No failure by Administrative Agent or a Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents. Notwithstanding the foregoing, Borrower does not waive any of its rights to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Administrative Agent or a Lender, in either case, in any separate action or proceeding.

Section 8.15. No Joint Venture or Partnership; No Third Party Beneficiaries. Borrower, Administrative Agent and Lender intend that the relationships created hereunder and under the other Loan Documents be solely that of debtor and creditor. Nothing herein or therein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrower, Administrative Agent and Lender, nor to grant Administrative Agent or Lender any interest in the Property other than that of mortgagee, beneficiary or lender (as applicable). This Agreement and the other Loan Documents are solely for the benefit of Administrative Agent, Lender and Borrower and nothing contained in this Agreement or the other Loan Documents shall be deemed to confer upon anyone other than Administrative Agent and Borrower any right to insist upon or to enforce the performance or observance of any of the Obligations contained herein or therein. All conditions to the obligations of Lender to make the Loan hereunder are imposed solely and exclusively for the benefit of Lender and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that Lender will refuse to make the Loan (or that Administrative Agent will refuse to make any disbursement of amounts from the Reserve Accounts) in the absence of strict compliance with any or all thereof and no other Person shall under any circumstances be deemed to be a beneficiary of such conditions, any or all of which may be freely waived in whole or in part by Administrative Agent or Lender (as applicable) if, in Administrative Agent's or Lender's (as applicable) sole discretion, Administrative Agent or Lender (as applicable) deems it advisable or desirable to do so.

Section 8.16. Publicity. All news releases, publicity or advertising by Borrower or its Affiliates through any media intended to reach the general public which refers to the Loan Documents or the financing evidenced by the Loan Documents, to Lender, Administrative Agent, or to any of its Affiliates shall be subject to the prior approval of Administrative Agent.

Section 8.17. Waiver of Marshalling of Assets. To the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of Borrower, Borrower's partners and others with interests in Borrower, and of the Property, or to a sale in inverse order of alienation in the event of foreclosure of the Security Instrument, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Administrative Agent under the Loan Documents to a sale of the Property for the collection of the Debt without any prior or different resort for collection or of the right of Administrative Agent to the payment of the Debt out of the net proceeds of the Property in preference to every other claimant whatsoever.

Section 8.18. Conflict; Construction of Documents; Reliance. In the event of any conflict between the provisions of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party that drafted same. Borrower acknowledges that, with respect to the Loan, Borrower shall rely solely on its own judgment and advisors in entering into the Loan without relying in any manner on any statements, representations or recommendations of Lender or Administrative Agent, or any parent, subsidiary or Affiliate of Lender or

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Administrative Agent. Administrative Agent shall not be subject to any limitation whatsoever in the exercise of any rights or remedies available to it under any of the Loan Documents or any other agreements or instruments which govern the Loan by virtue of the ownership by Lender, it or any parent, subsidiary or Affiliate of Lender or Administrative Agent of any equity interest any of them may acquire in Borrower, and Borrower hereby irrevocably waives the right to raise any defense or take any action on the basis of the foregoing with respect to Administrative Agent's exercise of any such rights or remedies. Borrower acknowledges that Administrative Agent and Lender engage in the business of real estate financings and other real estate transactions and investments that may be viewed as adverse to or competitive with the business of Borrower or its Affiliates.

Section 8.19. Brokers and Financial Advisors. Borrower hereby represents that, except for JLL, the fees of which shall be paid solely by Borrower,] it has dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement. Borrower shall indemnify, defend and hold Administrative Agent and Lender harmless from and against any and all claims, liabilities, costs and expenses of any kind (including attorneys' fees and expenses) in any way relating to or arising from a claim by any Person that such Person acted directly or indirectly, by or on behalf of Guarantor, Borrower or any Affiliate thereof or was retained directly or indirectly, by or on behalf of Guarantor, Borrower or any Affiliate thereof in connection with the transactions contemplated herein. The provisions of this Section 8.19 shall survive the expiration and termination of this Agreement and the payment of the Debt.

Section 8.20. Prior Agreements. This Agreement and the other Loan Documents contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties or their Affiliates or representatives concerning the transactions contemplated hereby, whether oral or written, are superseded by the terms of this Agreement and the other Loan Documents.

Section 8.21. Time is of the Essence. Time is of the essence of each provision of this Agreement and the other Loan Documents.

Section 8.22. Certain Additional Rights of Administrative Agent (VCOC). Notwithstanding anything to the contrary contained in this Agreement, Administrative Agent shall have: (a) the right to routinely consult with and advise Borrower's management regarding the significant business activities and business and financial developments of Borrower; provided, however, that such consultations shall not include discussions of environmental compliance programs or disposal of hazardous substances. Consultation meetings should occur on a regular basis (no less frequently than quarterly) with Administrative Agent having the right to call special meetings at any reasonable times and upon reasonable advance notice; (b) the right, in accordance with the terms of this Agreement, to examine the books and records of Borrower at any reasonable times upon reasonable notice; (c) the right, in accordance with the terms of this Agreement, including Section 5.1.6 hereof, to receive monthly, quarterly and year-end financial reports, including balance sheets, statements of income, shareholder's equity and cash flow, a management report and schedules of outstanding Indebtedness; and (d) the right, without restricting any other rights of Administrative Agent under this Agreement (including any similar right), to approve any acquisition by Borrower of any other significant property (other than personal property required for the day to day operation of the Property). The rights described above in this Section 8.22 may be exercised by Lender or any entity which owns and Controls, directly or indirectly, substantially all of the interests in Lender or Administrative Agent.

Section 8.23. Duplicate Originals, Counterparts. This Agreement may be executed in any number of duplicate originals and each duplicate original shall be deemed to be an original

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and all of which together shall constitute a single agreement. The failure of any party hereto to execute this Agreement, or any counterpart hereof, shall relieve the other signatories from their obligations hereunder.

Section 8.24. Prepayment Charges. Borrower acknowledges that (a) Lender is making the Loan in consideration of the receipt by Lender of all interest and other benefits intended to be conferred by the Loan Documents that is not prepayable except as provided in Sections 2.3.4 and 2.3.5, and (b) if payments of principal are made to a Lender prior to the regularly scheduled due date for such payment, for any reason whatsoever, whether voluntary, as a result of Administrative Agent's acceleration of the Loan during the existence of an Event of Default, by operation of law or otherwise, Lender will not receive all such interest and other benefits and may, in addition, incur costs and expenses. For these reasons, and to induce Lender to make the Loan, Borrower expressly waives any right or privilege to prepay the Loan except as otherwise may be specifically permitted herein and agrees that, except for any prepayment that is expressly permitted to be made pursuant to this Agreement without the payment of the Exit Fee and Minimum Multiple (as applicable), all prepayments, if any, whether voluntary or involuntary, will be accompanied by the Exit Fee and Minimum Multiple (as applicable), which shall constitute additional interest. Such Exit Fee and Minimum Multiple (as applicable) shall be required whether payment is made by Borrower, by a Person on behalf of Borrower, or by the purchaser at any foreclosure sale, and may be included in any bid by Lender at such sale. Borrower further acknowledges that (i) it is a knowledgeable real estate developer or investor, (ii) it fully understands the effect of the provisions of this Section 8.24, as well as the other provisions of this Agreement and the other Loan Documents, (iii) the making of the Loan by Lender at the Interest Rate and other terms set forth in the Loan Documents are sufficient consideration for Borrower's obligation to pay the Exit Fee and Minimum Multiple (as applicable), and (iv) Lender would not make the Loan on the terms set forth herein without the inclusion of such provisions. Borrower also acknowledges that the provisions of this Agreement limiting the right of prepayment and providing for the payment of the Exit Fee and Minimum Multiple (as applicable) and other charges specified herein were independently negotiated and bargained for and constitute a specific material part of the consideration given by Borrower to Lender for the making of the Loan except as expressly permitted hereunder.

Section 8.25. Registrar. Borrower (or its duly authorized agent; Borrower hereby appointing Administrative Agent as its agent for such purpose) (the "Registrar") shall maintain or cause to be maintained a registry of the ownership of the Note(s) at its principal office. The Registrar shall act solely as an agent of Borrower and shall maintain, subject to such reasonable regulations as it shall provide, such books and records (the "Register") as are necessary for the registration and transfer of the Note in a manner that shall cause the Note(s) to be considered to be in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related regulations (and any other relevant or successor provisions of the Code or such regulations). In connection with the foregoing: (i) the Register shall reflect the applicable Lender as the original owner of the Note(s), (ii) the Register shall reflect such subsequent transferees as the Registrar shall receive notice of, by delivery to it of a notice of an assignment of such Note, duly executed by the then current owner thereof, (iii) the Registrar shall record the name and address of Lender and the amount of principal (and stated interest) owing to Lender under this Agreement, (iv) Borrower and Administrative Agent shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Failure to make any such recordation, or any error in such recordation, shall not affect Borrower's or Lender's obligations in respect of such Loan. Any Lender that sells a participation under Section 7.1 shall, acting solely for this purpose as an agent of Borrower, maintain or cause to be maintained a registry including the name and address of each participant and the principal amounts (and stated interest) of each participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to

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disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. Failure to make any such recordation, or any error in such recordation, shall not affect Borrower's or any Lender's obligations in respect of such Loan. Administrative Agent shall treat the person in whose name any participation is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes.

Section 8.26. Multiple Property Provisions.

(a) Additional Waivers. To the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of Borrower, Borrower's partners and others with interests in Borrower, and of the Property, or to a sale in inverse order of alienation in the event of foreclosure of all or any of the Security Instruments, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Administrative Agent under the Loan Documents to a sale of the Property for the collection of the Loan without any prior or different resort for collection or of the right of Administrative Agent to the payment of the Debt out of the net proceeds of the Property in preference to every other claimant whatsoever. In addition, to the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives in the event of foreclosure of any or all of the Security Instruments, any equitable right otherwise available to Borrower which would require the separate sale of any portion of the Property or require Administrative Agent to exhaust its remedies against any Individual Component or any combination of the Individual Components before proceeding against any other Individual Component or combination of Individual Components; and further in the event of such foreclosure Borrower does hereby expressly consent to and authorize, at the option of Administrative Agent, the foreclosure and sale either separately or together of any combination of the Individual Components.

(b) Cross-Collateralization. Borrower acknowledges that Lender has made the Loan to Borrower upon the security of its collective interest in the Property and in reliance upon the aggregate of the Property taken together being of greater value as collateral security than the sum of each Individual Component taken separately. Borrower agrees that the Security Instruments are and will be cross-collateralized and cross-defaulted with each other so that (i) an Event of Default under any of the Security Instruments shall constitute an Event of Default under each of the other Security Instruments which secure the Note; (ii) an Event of Default under the Note or this Agreement shall constitute an Event of Default under each Security Instrument; (iii) each Security Instrument shall constitute security for the Note as if a single blanket lien were placed on all of the Individual Components as security for the Obligations; and (iv) such cross-collateralization shall in no event be deemed to constitute a fraudulent conveyance.

(c) Portfolio Loan. Borrower agrees that at any time Administrative Agent shall have the unilateral right to elect to remove the cross-collateralization of the liens of the Security Instrument encumbering any one (1) or more of the Individual Components (individually or collectively, as the context may require, the "Affected Property"). In furtherance thereof, Administrative Agent shall have the right to (i) sever or divide the Note and the other Loan Documents in order to allocate to such Affected Property the Allocated Loan Amount evidenced by one (1) or more new notes and secured by such other loan documents (individually or collectively, as the context may require, the "New Note") having a principal amount equal to the Allocated Loan Amount applicable to such Affected Property, (ii) segregate the applicable portion of each of the Reserve Accounts relating to the Affected Property, (iii) release any cross-

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default and/or cross-collateralization provisions applicable to such Affected Property, and (iv) take such additional action consistent therewith; provided, that such New Note secured by such Affected Property, together with the Loan Documents secured by the remaining Individual Components, shall not increase in the aggregate (A) any monetary obligation of Borrower under the Loan Documents or (B) any other obligation of Borrower under the Loan Documents in any material respect. In connection with the transfer of any such Affected Property as provided for in this Section, the Loan shall be reduced by an amount equal to amount of the New Note applicable to such Affected Property and the new loan secured by such Affected Property and evidenced by the New Note shall be in an amount equal to such Allocated Loan Amount. Subsequent to the release of the Affected Property from the lien of the Loan pursuant to this Section, the balances of the components of the Loan shall be the same as they would have been had a prepayment occurred in an amount equal to the Allocated Loan Amount of the Affected Property.

Section 8.27. Multiple Borrower Provisions.

(a) References. All references to "Borrower" in this Agreement shall be deemed to refer to one or more Borrowers (each, an "Individual Borrower"), as the context requires. It is the intent of the parties hereto in making any determination under the Loan Documents (including, without limitation, in determining whether (a) a breach of a representation, warranty or a covenant has occurred, (b) there has occurred an Event of Default, and (c) an event has occurred which would create recourse obligations under Article 6 hereof) that any breach, occurrence or event with respect to any Individual Borrower shall be deemed to be a breach, occurrence or event with respect to all Individual Borrowers, and that all Individual Borrowers need not have been involved with or be the subject of such breach, occurrence or event in order for the same to be deemed such a breach, occurrence or event with respect to every Individual Borrower and the Loan.

(b) Joint and Several Liability. Each Individual Borrower shall be jointly and severally liable for payment of the Debt and performance of all other obligations of all Borrowers (or any of them) under this Agreement and any other Loan Document, and the making of each of the representations, warranties, covenants and obligations under the Loan Document by Borrower.

(c) Contribution. Each Individual Borrower will benefit, directly and indirectly, from each Individual Borrower's obligation to pay the Debt and perform its obligations under the Loan Documents. In consideration therefor, Individual Borrowers desire to enter into an allocation and contribution agreement among themselves as set forth in this Section 8.27 to allocate such benefits among themselves and to provide a fair and equitable agreement to make contributions among each of the Individual Borrowers in the event any payment is made by any Individual Borrower hereunder to Administrative Agent (any such payment, a "Contribution"). In order to provide for a fair and equitable contribution among Individual Borrowers in the event that any Contribution is made by an Individual Borrower (a "Funding Borrower"), such Funding Borrower shall be entitled to a reimbursement Contribution ("Reimbursement Contribution") from all other Individual Borrowers for all payments, damages and expenses incurred by such Funding Borrower in discharging any of the Debt, in the manner and to the extent set forth in this Section 8.27. Each Individual Borrower shall be liable to a Funding Borrower in an amount equal to the greater of (i) (A) the ratio of the Benefit Amount (as defined below) of such Individual Borrower to the total amount of Debt, multiplied by (B) the amount of the Debt paid by such Funding Borrower, and (ii) ninety-five percent (95%) of the excess of (A) the fair saleable value of such Individual Borrower's interest in the Property and the other collateral for the Loan, over (B) the total liabilities of such Individual Borrower (including the maximum amount reasonably expected to become due in respect of contingent liabilities) determined as of the date on which the payment made by a Funding Borrower is deemed made for purposes hereof

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(giving effect to all payments made by other Funding Borrowers as of such date in a manner to maximize the amount of such Contributions). For purposes hereof, the "Benefit Amount" of any Individual Borrower as of any date of determination shall be the net value of the benefits to such Individual Borrower and its Affiliates from extensions of credit made by Lender to (1) such Individual Borrower and (2) the other Individual Borrowers hereunder and the other Loan Document. In addition:

(i) If at any time there exists more than one Funding Borrower with respect to any Contribution (in any such case, the "Applicable Contribution"), then Reimbursement Contributions from other Individual Borrowers shall be allocated among such Funding Borrowers in proportion to the total amount of the Contribution made for or on account of the other Individual Borrowers by each such Funding Borrower pursuant to the Applicable Contribution. If at any time any Individual Borrower pays an amount hereunder in excess of the amount calculated pursuant to this Section 8.27, such Individual Borrower shall be deemed to be a Funding Borrower to the extent of such excess and shall be entitled to a Reimbursement Contribution from the other Individual Borrowers in accordance with the provisions of this Section.

(ii) Each Individual Borrower acknowledges that the right to Reimbursement Contribution hereunder shall constitute an asset in favor of such Individual Borrower to which such Reimbursement Contribution is owing.

(iii) No Reimbursement Contribution payments payable by an Individual Borrower pursuant to the terms of this Section 8.27 shall be paid until all amounts then due and payable by all of Individual Borrowers to Administrative Agent, pursuant to the terms of the Loan Documents, are paid in full. Nothing contained in this Section 8.27 shall limit or affect the Debt of any Individual Borrower to Administrative Agent or Lender under the Note or any other Loan Documents.

(iv) Any indebtedness of a Borrower now or hereafter owed to any other Borrower (the "Surety") is hereby is subordinated to the Obligations owed to Administrative Agent and Lender under the Loan Documents. Upon the occurrence and during the continuance of an Event of Default, if Administrative Agent so requests, any such indebtedness of a Borrower now or hereafter owed to any Surety shall be collected, enforced and received by such Surety as trustee for Administrative Agent and shall be paid over to Administrative Agent in kind on account of the Obligations, but without reducing or affecting in any manner the obligations of such Surety under the other provisions of this Agreement. Upon the occurrence and during the continuance of an Event of Default, should such Surety fail to collect or enforce any such indebtedness of a Borrower now or hereafter owed to such Surety and pay the proceeds thereof to Administrative Agent in accordance with this subsection, Administrative Agent as such Surety's attorney in fact may do such acts and sign such documents in such Surety's name as Administrative Agent considers necessary or desirable to effect such collection, enforcement and/or payment. Until the Obligations shall have been paid and performed in full, all the rights, privileges, powers and remedies granted to Administrative Agent hereunder shall continue to exist and may be exercised by Administrative Agent at any time and from time to time irrespective of the fact that any of the Obligations may have become barred by any statute of limitations. Each Borrower, in its capacity as Surety, expressly waives the benefit of any and all statutes of limitation, and any and all laws providing for exemption of property from execution or for evaluation and appraisal upon foreclosure, to the maximum extent permitted by applicable Legal Requirements.

(v) Each Borrower, in its capacity as a Surety, acknowledges that the obligations undertaken herein involve the payment of obligations of persons or entities other than such Surety and, in full recognition of that fact, consents and agrees (and waives any right to

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object) that Administrative Agent may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof, in accordance with the terms of the Loan Documents: (A) supplement, modify, amend, extend, renew, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof, including any increase or decrease of the rate(s) of interest thereon; (B) supplement, modify, amend or waive, or enter into or give any agreement, approval or consent with respect to, the Obligations or any part thereof, or any of the Loan Documents to which such Surety is not a party or any additional security or guaranties, or any condition, covenant, default, remedy, right, representation or term thereof or thereunder; (C) accept new or additional instruments, documents or agreements in exchange for or relative to any of the Loan Documents or the Obligations or any part thereof; (D) accept partial payments on the Obligations; (E) receive and hold additional security or guaranties for the Obligations or any part thereof; (F) release, reconvey, terminate, waive, abandon, fail to perfect, subordinate, exchange, substitute, transfer and/or enforce any security or guaranties, and apply any security and direct the order or manner of sale thereof as Administrative Agent in its sole and absolute discretion may determine; (G) release any party from any personal liability with respect to the Obligations or any part thereof; (H) settle, release on terms satisfactory to Administrative Agent or by operation of applicable Legal Requirements or otherwise liquidate or enforce any Obligations and any security or guaranty therefor in any manner, consent to the transfer of any security and bid and purchase at any sale; and/or (I) consent to the merger, change or any other restructuring or termination of the entity existence of other Borrowers or any other party, and correspondingly restructure the Obligations, and any such merger, change, restructuring or termination shall not affect the liability of any Borrower or the continuing effectiveness hereof, or the enforceability hereof with respect to all or any part of the Obligations.

(vi) In the event, on account of the Bankruptcy Reform Act of 1978, as amended, the Uniform Fraudulent Conveyance Act, or any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, including, without limitation, Section 548 of the Bankruptcy Code and any state fraudulent transfer or fraudulent conveyance act or statute applied in such proceeding, whether by virtue of Section 544 of the Bankruptcy Code or otherwise (collectively, "Bankruptcy Laws"), now or hereafter in effect, which may be or become applicable, any Borrower shall be relieved of or fail to incur any debt, obligation or liability as provided herein or in any other Loan Documents to which such Borrower is a party, the other Borrowers shall nevertheless be fully liable therefor. Each Borrower, Lender and Administrative Agent hereby confirm that it is the intention of all parties hereto that the obligations of each Borrower hereunder, under each Security Instrument, and each other Loan Documents not constitute a fraudulent transfer or fraudulent conveyance for the purposes of any Bankruptcy Laws (a "Fraudulent Conveyance"). To give effect to the foregoing intention of the parties, each of such parties hereby irrevocably agrees that the obligations of each Borrower to Administrative Agent and Lender shall at all times be limited to (but shall not be less than) such maximum amount as will, after giving effect to the maximum amount of such obligations and all other liabilities (whether contingent or otherwise) of such Borrower that are relevant under such Bankruptcy Laws, result in the obligations of such Borrower not constituting a Fraudulent Conveyance as of the date of execution and delivery of this Agreement and the other documents contemplated hereby (provided, however, that the foregoing shall not in any way limit the obligations of any Borrower to Administrative Agent and Lender pursuant to the Loan Documents in effect prior to the Effective Date). The provisions of this clause (vi) are intended solely to preserve the rights of Administrative Agent and Lender hereunder to the maximum extent that would not cause the obligations of any Borrower hereunder to be subject to avoidance as a Fraudulent Conveyance, and no Borrower or any other Person shall have any right or claim under this clause (vi) as against Administrative Agent or Lender that would not otherwise be available to such Person under Bankruptcy Laws.

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(vii) Each Borrower warrants and agrees that each of the waivers and consents set forth herein are made with full knowledge of their significance and consequences, with the understanding that events giving rise to any defense or right waived may diminish, destroy or otherwise adversely affect rights which such Borrower otherwise may have against other Borrowers, Lender, Administrative Agent or others, or against any collateral, and that, under the circumstances, the waivers and consents herein given are reasonable and not contrary to public policy or law. Each Borrower acknowledges that it has either consulted with legal counsel regarding the effect of this Agreement and the waivers and consents set forth herein, or has made an informed decision not to do so.

(d) Additional Waivers. Each Individual Borrower waives, to the extent permitted by applicable Legal Requirements:

(i) any right to require Administrative Agent to proceed against any other Individual Borrower or any other person or to proceed against or exhaust any security held by Administrative Agent at any time or to pursue any other remedy in Administrative Agent's power before proceeding against such Individual Borrower;

(ii) any defense or rights based upon or arising out of: (A) any legal disability or other defense of any other Individual Borrower, any guarantor of any other person or by reason of the cessation or limitation of the liability of any other Individual Borrower or any guarantor from any cause other than full payment of all sums payable under the Note and the other Loan Documents; (B) any lack of authority of the officers, directors, partners or agents acting or purporting to act on behalf of any other Individual Borrower or any principal of any other Individual Borrower or any defect in the formation of any other Individual Borrower or any principal of any other Individual Borrower; (C) any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in any other respects more burdensome than that of a principal; (D) any failure by Administrative Agent and/or Lender to obtain collateral for the Debt or failure by Administrative Agent and/or Lender to perfect a lien on the Property (or any portion thereof); (E) presentment, demand, protest and notice of any kind; (F) any failure of Administrative Agent and/or Lender to give notice of sale or other disposition of the Property (or any portion thereof) to any other Individual Borrower or to any other Person or any defect in any notice that may be given in connection with any such sale or disposition; (G) any failure of Administrative Agent and/or Lender to comply with applicable Legal Requirements in connection with the sale or other disposition of the Property (or any portion thereof), including any failure of Administrative Agent and/or Lender to conduct a commercially reasonable sale or other disposition of the Property (or any portion thereof); (H) any use of cash collateral under Section 363 of the Federal Bankruptcy Code, and any defense based upon any election by Administrative Agent and/or Lender, in any bankruptcy proceeding, of the application or non-application of Section 1111(6)(2) of the Bankruptcy Code or any successor statute; (I) any agreement or stipulation entered into by Administrative Agent and/or Lender with respect to the provision of adequate protection in any bankruptcy proceeding; (J) any borrowing or any grant of a security interest under Section 364 of the Federal Bankruptcy Code; (K) the avoidance of any security interest in favor of Administrative Agent and/or Lender for any reason; (L) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding, including any discharge of, or bar or stay against collecting, all or any of the obligations evidenced by the Note or owing under any of the Loan Documents; (M) such Individual Borrower's, or any other party's, resignation of the portion of any obligation secured by the Security Instrument to be satisfied by any payment from any other Individual Borrower or any such party; or (N) an election of remedies by Administrative Agent and/or Lender even though the election of remedies, such as non-judicial foreclosure with respect to security for the Loan or any other amounts owing under the Loan Documents, has destroyed such Individual Borrower's rights of subrogation and reimbursement against any other Individual Borrower; and

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(iii) except as may be expressly and specifically permitted herein, any claim or other right which such Individual Borrower might now have or hereafter acquire against any other Individual Borrower or any other person that arises from the existence or performance of any obligations under the Note or the other Loan Documents, including any of the following: (A) any right of subrogation, reimbursement, exoneration, contribution, or indemnification; or (B) any right to participate in any claim or remedy of Administrative Agent and/or Lender against any other Individual Borrower or any collateral security therefor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law.

Section 8.28. Condominium Provisions. In addition to the other representations, warranties and covenants of Borrower set forth elsewhere herein, Borrower hereby represents, warrants and covenants to and with Administrative Agent that:

(a) The Condominium Declaration, any articles of incorporation or association agreements and any bylaws governing the Property and the Association (all such applicable documents, as amended and restated to date, being referred to herein collectively as the "Condominium Documents"), have not been amended or modified in any material respect from the form or substance of such documents provided to Administrative Agent and attached as Exhibit D to that certain Closing Certificate dated of even date herewith delivered by Borrower to Administrative Agent and such Condominium Documents continue in full force and effect as of the date hereof. Borrower shall not give, without the prior written consent of Administrative Agent, its consent or approval to any amendment, modification, waiver or rescission of any of the terms, conditions or provisions of any such Condominium Documents or of Borrower's rights thereunder.

(b) To Borrower's knowledge, the initial creation of the condominium units and the transfer of the Property to the Borrower was made in compliance with all applicable Legal Requirements, and there is no investigation or administrative or judicial proceeding or action pending relative thereto by any governmental authority having jurisdiction thereof.

(c) Borrower is and shall continue to be the "Declarant" as described in the Condominium Declaration and, other than the Partial Assignment of Declarant's Rights, no rights of Declarant have been assigned or will be assigned to any other party whatsoever except as to those rights given to the Association as described in the Condominium Declaration. No party other than Borrower has any rights or interests as "Declarant," "Sponsor," or "Developer" or as any similar party pursuant to the Condominium Declaration, including, without limitation, any right to designate any board members of Association.

(d) Borrower is the sole unit owner of all units and shall be the sole party responsible for the any action taken by a unit owner with respect to the Condominium Declaration.

(e) To Borrower's knowledge, no interest in, or consent or approval to use or occupy the common areas of the condominium has been granted by the Association except as expressly set forth in the Condominium Declaration or otherwise disclosed in writing to Administrative Agent and except for any easements of record.

(f) To Borrower's knowledge, to the extent the Association (and/or its members or shareholders, as the case may be) has been granted the right to use property or facilities not part of the Condominium Regime, all such rights are in full force and effect and have not been terminated, modified, rescinded or waived and all assessments or other charges payable to any person or entity in connection with such rights which previously became due and owing have been paid, or an escrow of funds has been established in an amount sufficient to pay for such assessments and charges which remains unpaid and which has been assessed, but is not yet due and payable.

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(g) To Borrower's knowledge, the Association is a duly formed, validly existing corporation and is in good standing in the state of its formation and, as applicable, is duly qualified to do business and in good standing in the state in which the Property is located.

(h) The lien of the Association for assessments and interest thereon, if any, made after the date of recordation of the Security Instrument, is subject to the Security Instrument and to the title to the Property obtained as a result of foreclosure or conveyance in lieu of foreclosure.

(i) To Borrower's knowledge, no person or entity, including without limitation, any tenant or occupant of the Property, has a valid and currently existing right of first refusal relative to any unit within or any other part of the Property which has not terminated or been validly waived. No person or entity has any option to acquire any unit within or any other part of the Property.

(j) Each condominium unit constituting the Property shall be a separate parcel of real property for real property tax purposes, and has been assigned a tax lot number by the taxing authority.

(k) Borrower shall comply with each of the terms and conditions of the Condominium Declaration, including, without limitation, the payment of all fees and assessments, if any, required to be paid by Borrower thereunder.

(l) Borrower shall further not consent to or approve any further annexation of any real property under the Condominium Declaration absent obtaining the prior written consent of Administrative Agent.

(m) Borrower shall not consent to the Association making any capital additions, alterations or improvements of or to any common areas or similar facilities as may be described in the Condominium Declaration which would be in violation of this Agreement if directly effectuated by Borrower.

(n) Borrower shall not consent to the Association entering into any service contracts, trade arrangements and/or other agreements or otherwise allowing the Property to become directly or indirectly burdened by any such service contract, trade arrangement and/or other agreements if such service contract, trade arrangement and/or other agreement would be in violation of this Agreement if directly effectuated by Borrower.

(o) Borrower shall provide Administrative Agent with copies of all notices received by the Association within three (3) Business Days of Borrower's receiving same.

(p) To the extent that the insurance required pursuant to the Condominium Declaration does not satisfy the requirements imposed by Section 5.1.11 hereof, Borrower shall provide supplemental insurance such that the insurance requirements hereof and of the Condominium Declaration are at all times satisfied.

(q) To Borrower's knowledge, there is no defense, offset, claim or counterclaim by or in favor of any association (former or otherwise) against Borrower or all or any portion of the Property under the Condominium Declaration.

(r) To the best of Borrower's knowledge, there is no suit, action, proceeding or audit pending or, to Borrower's knowledge, threatened against or affecting the Borrower or the Property under the Condominium Declaration at law or in equity or before or by any court, administrative agency, or other governmental authority which brings into question that the

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validity of the Condominium Declaration or which, if determined adversely against the Borrower, would reasonably be expected to result in any Material Adverse Effect.

(s) Within ten (10) Business Days after written request by Administrative Agent, from time to time made, Borrower will execute and deliver to Administrative Agent or to such other person or entity as may be specified by Administrative Agent an estoppel certificate containing such information concerning the Condominium Declaration as Administrative Agent may reasonably request.

(t) Borrower further agrees that it shall not make any claims as a unit owner or as Declarant under the Condominium Declaration.

(u) So long as any Affiliate of Borrower owns or controls ownership of any other units in the Condominium Regime, Borrower shall cause such Affiliate to act (or to refrain from acting, as the case may be) in such a manner necessary to ensure that (i) actions being taken with regard to the Association as a whole do not have a disproportionate effect on the Property and (ii) vote consistently with Borrower on all matters affecting the Association or the Condominium Regime and in a manner consistent with the terms of this Section 8.28.

(v) Borrower shall not, except with the prior written consent of Administrative Agent, (i) institute any action or proceeding for partition of the Condominium Regime; (ii) vote for or consent to any modification of, amendment to or relaxation in the enforcement of any provision of the Condominium Declaration or the other Condominium Documents which would reasonably be expected to have a Material Adverse Effect; or (iii) except as otherwise specified in Section 5.1.12 hereof, in the event of damage to or destruction of the Improvements, vote in opposition to a motion to repair, restore, or rebuild the Improvements.

[NO FURTHER TEXT ON THIS PAGE; SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:
CP TOWER OWNER, LLC, a Delaware limited liability company By: /s/ Matt McGraner Name: Matt McGraner Title: Authorized Signatory

CP LAND OWNER, LLC, a Delaware limited liability company By: /s/ Matt McGraner Name: Matt McGraner Title: Authorized Signatory

[Signatures Continued on Next Page]

LOAN AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Steven A. Rivers

Name: Steven A. Rivers

Title: Authorized Signatory

LOAN AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Steven A. Rivers

Name: Steven A. Rivers

Title: Authorized Signatory

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Steven A. Rivers

Name: Steven A. Rivers

Title: Authorized Signatory

LOAN AGREEMENT - Signature Page

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Omnibus Amendment Agreement (this “Agreement”), dated November 10, 2020 (the “Execution Date”), but effective as of September 8, 2020 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, the “Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, the “Mezzanine Loan Agreement”, and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested that, subject to the terms and conditions of this Agreement, Administrative Agent permit Borrower to deposit the Right of First Negotiation

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Deposit (as defined herein) into a Reserve Account in order to facilitate the negotiation between Administrative Agent and Borrower of the Hotel Component Financing (as defined herein).

E. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter dated September 18, 2020, but effective as of the Effective Date, in connection with the Loan and in anticipation of this Agreement.

F. Administrative Agent is willing to provide its limited consent to permit Borrower to deposit the Right of First Negotiation Deposit (as defined herein) into a Reserve Account in order to facilitate the negotiation between Administrative Agent and Borrower of the Hotel Component Financing (as defined herein), subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deposit of the Right of First Negotiation Deposit into a Reserve Account with Lender to be held by Administrative Agent while Administrative Agent and Borrower discuss the potential terms of the Hotel Component Financing. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default (other than, subject to the terms and conditions of this Agreement, any Default or Event of Default that would result solely from the failure to make any of the Deferred Payments, as and to the extent expressly permitted under this Agreement), or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Hotel Component Financing; Reserve Deposit. Obligor acknowledges and agrees that as of the Effective Date, Borrower has not (a) completed the Release of the Hotel Component in accordance with Section 5.2.10(c) of the Loan Agreement, or (b) commenced construction of the improvements to the Hotel Component in accordance with Section 5.1.19 of the Loan Agreement. Notwithstanding anything to the contrary in Section 5.1.19 of the Loan Agreement, Borrower shall not be required to pay to Administrative Agent the Required Pay Down and other sums otherwise due under Section 5.1.19 of the Loan Agreement, and Borrower shall, in lieu of paying the Required Pay Down and other sums otherwise due thereunder, deposit with Administrative Agent the sum of $14,000,000.00 (the “Right of First Negotiation

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Deposit”) to be held in the Project Expenditures Reserve Account as collateral for the Loan, to be applied pursuant to this Section 1.2. Administrative Agent acknowledges receipt of the Right of First Negotiation Deposit.

(a) Borrower shall deliver to Administrative Agent all of the Hotel Component Financing Due Diligence (as defined below) no later than October 30, 2020 (the “Hotel Component Due Diligence Deadline”). Pursuant to Section 5.1.18 of the Loan Agreement, Borrower shall in good faith negotiate the terms of proposed financing of the Hotel Improvements (the “Hotel Component Financing”) with Administrative Agent for a period of not more than thirty (30) days from and after the Hotel Component Due Diligence Deadline (the “Hotel Component Financing Agreement Deadline”). For purpose of this Agreement, the “Hotel Component Financing Due Diligence” shall mean all of the following related to the Hotel Improvements: (i) a project budget; (ii) a project schedule; (iii) plans and specifications; (iv) a copy of the General Contractor Agreement, (v) if applicable, copies of any Design Professional Agreements, (v) a final, executed operating lease by and between an Affiliate of Mortgage Borrower, as landlord, and an Affiliate of Mortgage Borrower, as tenant, pursuant to which the parties thereunder would operate the Hotel Component upon terms acceptable to Administrative Agent, (vi) a final, executed Management Agreement by and between Mortgage Borrower or an Affiliate of Mortgage Borrower and IGH Management (Maryland) LLC, containing the terms (including arrangements with respect to “key money” required to be repaid any other fees thereunder) acceptable to Administrative Agent under which Mortgage Borrower or such Affiliate of Mortgage Borrower would operate under such franchise; and (vii) any other documents and instruments with respect to the Hotel Improvements as reasonably requested by Administrative Agent.

(b) In the event that, as of the Hotel Component Financing Agreement Deadline, Borrower and Administrative Agent have not reached agreeable terms for the Hotel Component Financing, Borrower shall be afforded up to an additional thirty (30) days from and after the Hotel Component Financing Deadline within which to secure and close a refinance of the Loan with an alternate third party lender (the “Loan Refinancing Deadline”), and upon the earlier to occur of (i) the date of the closing of any refinancing of the Loan, or (ii) the Loan Refinancing Deadline (whether or not Borrower is able to secure and close a refinance of the Loan with an alternate third party lender), Administrative Agent shall have the absolute right to apply the Right of First Negotiation Deposit to the repayment of the Debt in accordance with Section 2.3.1 of the Loan Agreement, and Borrower shall pay (x) all accrued and unpaid interest on the amount of the principal being repaid, plus (y) the Exit Fee due on the portion of principal being so prepaid hereunder, plus (z) all of Administrative Agent's out of pocket costs and expenses incurred in connection with such prepayment (including reasonable attorneys' fees).

(c) In the event that, as of the Hotel Component Financing Deadline, Borrower and Administrative Agent have reached agreeable terms for the Hotel Component Financing, then (i) the Loan Agreement and other Loan Documents shall be modified to, among other things, account for (A) the terms of the Hotel Component Financing, (B) the requirements related to the completion of the Hotel Improvements, (C) covenants, conditions and restrictions related to the operation of the hotel following completion of the Hotel Improvements, and (D) all other terms and conditions in the Loan Documents impacted by the addition of a hotel to the Property, and (ii) the funds comprising the Right of First Offer Deposit shall, so long as no Event of Default then exists, be disbursed by Administrative Agent from the Project Expenditure Reserve Account for the payment of budgeted expenditures for the completion of the Hotel Improvements and shall be counted as a direct contribution of equity by Borrower for such budgeted expenditures.

1.3 Amendments to Loan Documents.

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(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors;

(b) the Right of First Negotiation Deposit; and

(c) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses1. .
Borrower must pay Administrative Agent on the Execution Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties, including, without limitation, those identified in Section 3.1 below, in relation to the Deferred Payments.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent on the Execution Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

2.4 Administrative Agent Legal Fees; Rubicon Catering Lawsuit. Additionally, Borrower shall pay in full directly to Duane Morris on the Execution Date all out-of-pocket costs and expenses, including, without limitation, all fees of Duane Morris in the amount of $20,600.00, incurred by Administrative Agent in connection with, arising out of, or related to, that certain lawsuit filed in the Dallas County District Court, styled Rubicon Catering, Inc. v. CP Tower Owner, LLC and NexBank Securities Inc. d/b/a NexBank Realty Advisors, Cause Number DC-19-06206.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Page 125

Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified,

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Page 126

reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO EXTEND THE HOTEL COMPONANT FINANCINTG AGREEMENT DEADLINE OR THE LOAN REFINANCING DEADLINE OR FURTHER MODIFY THE LOAN OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices.5.9 Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural.5.10 Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Page 127

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

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LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By:/s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By:/s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC, a Delaware limited liability company By ACORE CREDIT IV REIT, INC., a Maryland corporation, its sole member By:/s/ Kimberly May Name: Kimberly May Title: Authorized Signatory a.

LIMITED CONSENT AND OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Hotel Component Financing Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Hotel Component Financing Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Hotel Component Financing Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Second Omnibus Amendment Agreement (this “Agreement”), dated as of February 1, 2021, but effective as of December 30, 2020 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement date as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent,” and together with the Original Mortgage Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent (such First Limited Consent, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 135

of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested that, subject to the terms and conditions of this Agreement, Administrative Agent permit Borrower to extend each of the Hotel Component Financing Agreement Deadline and the Loan Refinance Deadline in order to facilitate the continued negotiation between Administrative Agent and Borrower of the Hotel Component Financing.

E. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

F. Administrative Agent is willing to provide its limited consent to permit Borrower to extend each of the Hotel Component Financing Agreement Deadline and the Loan Refinance Deadline in order to facilitate the continued negotiation between Administrative Agent and Borrower of the Hotel Component Financing, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the extension of each of the Hotel Component Financing Agreement Deadline and the Loan Refinance Deadline while Administrative Agent and Borrower continue to discuss the potential terms of the Hotel Component Financing. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Hotel Component Financing; Reserve Deposit. Obligor acknowledges and agrees that as of the Effective Date, Borrower has not (a) completed the Release of the Hotel Component in accordance with Section 5.2.10(c) of the Loan Agreement, or (b) commenced construction of the improvements to the Hotel Component in accordance with Section 5.1.19 of the Loan Agreement, and that pursuant to the First Limited Consent, Borrower, in lieu of paying the Required Pay Down and other sums otherwise due under Section 5.1.19 of the Loan

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 136

Agreement, deposited with Administrative Agent the Right of First Negotiation Deposit to be held in the Project Expenditures Reserve Account as collateral for the Loan.

(a) Pursuant to Section 5.1.18 of the Loan Agreement, Borrower shall in good faith negotiate the Hotel Component Financing with Administrative Agent for a period to end no later than January 31, 2021 (the “Extended Hotel Component Financing Agreement Deadline”), and Borrower shall continue to deliver to Administrative Agent any additional Hotel Component Financing Due Diligence as reasonably requested by Administrative Agent.

(b) In the event that, as of the Extended Hotel Component Financing Agreement Deadline, Borrower and Administrative Agent have not reached agreeable terms for the Hotel Component Financing, Borrower shall be afforded until no later than February 28, 2021, within which to secure and close a refinance of the Loan with an alternate third party lender (the “Extended Loan Refinancing Deadline”), and upon the earlier to occur of (i) the date of the closing of any such refinancing of the Loan, or (ii) the Extended Loan Refinancing Deadline (whether or not Borrower is able to secure and close a refinance of the Loan with an alternate third party lender), Administrative Agent shall have the absolute right to apply the Right of First Negotiation Deposit to the repayment of the Debt in accordance with Section 2.3.1 of the Loan Agreement, and Borrower shall pay (x) all accrued and unpaid interest on the amount of the principal being repaid, plus (y) the Exit Fee due on the portion of principal being so prepaid hereunder, plus (z) all of Administrative Agent's out of pocket costs and expenses incurred in connection with such prepayment (including reasonable attorneys' fees).

(c) In the event that, as of the Extended Hotel Component Financing Deadline, Borrower and Administrative Agent have reached agreeable terms for the Hotel Component Financing, then (i) the Loan Agreement and other Loan Documents shall be modified to, among other things, account for (A) the terms of the Hotel Component Financing, (B) the requirements related to the completion of the Hotel Improvements, (C) covenants, conditions and restrictions related to the operation of the hotel following completion of the Hotel Improvements, and (D) all other terms and conditions in the Loan Documents impacted by the addition of a hotel to the Property, and (ii) the funds comprising the Right of First Negotiation Deposit shall, so long as no Event of Default then exists, be disbursed by Administrative Agent from the Project Expenditure Reserve Account for the payment of budgeted expenditures for the completion of the Hotel Improvements and shall be counted as a direct contribution of equity by Borrower for such budgeted expenditures.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 137

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses2. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 138

ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO EXTEND THE EXTENDED HOTEL COMPONANT FINANCING AGREEMENT DEADLINE OR THE EXTENDED LOAN REFINANCING DEADLINE OR FURTHER MODIFY THE LOAN OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 139

interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices.Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Page 140

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s / James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s / James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

b.

LIMITED CONSENT AND SECOND OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Hotel Component Financing Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Hotel Component Financing Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Hotel Component Financing Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Third Omnibus Amendment Agreement (this “Agreement”), dated as of March 19, 2021 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent,” and together with the Original Mortgage Loan Agreement and the First Limited Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent and thereafter further amended by the Second Limited Consent (such First Limited Consent and Second Limited Consent, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

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C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested that, subject to the terms and conditions of this Agreement, Administrative Agent permit Borrower to extend each of the Extended Hotel Component Financing Agreement Deadline and the Extended Loan Refinance Deadline in order to facilitate the continued negotiation between Administrative Agent and Borrower of the Hotel Component Financing.

E. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

F. Administrative Agent is willing to provide its limited consent to permit Borrower to extend each of the Extended Hotel Component Financing Agreement Deadline and the Extended Loan Refinance Deadline in order to facilitate the continued negotiation between Administrative Agent and Borrower of the Hotel Component Financing, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the extension of each of the Extended Hotel Component Financing Agreement Deadline and the Extended Loan Refinance Deadline while Administrative Agent and Borrower continue to discuss the potential terms of the Hotel Component Financing. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

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1.2 Hotel Component Financing; Reserve Deposit. Obligor acknowledges and agrees that as of the Effective Date, Borrower has not (a) completed the Release of the Hotel Component in accordance with Section 5.2.10(c) of the Loan Agreement, or (b) commenced construction of the improvements to the Hotel Component in accordance with Section 5.1.19 of the Loan Agreement, and that pursuant to the First Limited Consent, Borrower, in lieu of paying the Required Pay Down and other sums otherwise due under Section 5.1.19 of the Loan Agreement, deposited with Administrative Agent the Right of First Negotiation Deposit to be held in the Project Expenditures Reserve Account as collateral for the Loan.

(a) Pursuant to Section 5.1.18 of the Loan Agreement, Borrower shall in good faith negotiate the Hotel Component Financing with Administrative Agent for a period to end no later than March 31, 2021 (the “Second Extended Hotel Component Financing Agreement Deadline”), and Borrower shall continue to deliver to Administrative Agent any additional Hotel Component Financing Due Diligence as reasonably requested by Administrative Agent.

(b) In the event that, as of the Second Extended Hotel Component Financing Agreement Deadline, Borrower and Administrative Agent have not reached agreeable terms for the Hotel Component Financing, Borrower shall be afforded until no later than April 30, 2021, within which to secure and close a refinance of the Loan with an alternate third party lender (the “Second Extended Loan Refinancing Deadline”), and upon the earlier to occur of (i) the date of the closing of any such refinancing of the Loan, or (ii) the Second Extended Loan Refinancing Deadline (whether or not Borrower is able to secure and close a refinance of the Loan with an alternate third party lender), Administrative Agent shall have the absolute right to apply the Right of First Negotiation Deposit to the repayment of the Debt in accordance with Section 2.3.1 of the Loan Agreement, and Borrower shall pay (x) all accrued and unpaid interest on the amount of the principal being repaid, plus (y) the Exit Fee due on the portion of principal being so prepaid hereunder, plus (z) all of Administrative Agent's out of pocket costs and expenses incurred in connection with such prepayment (including reasonable attorneys' fees).

(c) In the event that, as of the Second Extended Hotel Component Financing Deadline, Borrower and Administrative Agent have reached agreeable terms for the Hotel Component Financing, then (i) the Loan Agreement and other Loan Documents shall be modified to, among other things, account for (A) the terms of the Hotel Component Financing, (B) the requirements related to the completion of the Hotel Improvements, (C) covenants, conditions and restrictions related to the operation of the hotel following completion of the Hotel Improvements, and (D) all other terms and conditions in the Loan Documents impacted by the addition of a hotel to the Property, and (ii) the funds comprising the Right of First Negotiation Deposit shall, so long as no Event of Default then exists, be disbursed by Administrative Agent from the Project Expenditure Reserve Account for the payment of budgeted expenditures for the completion of the Hotel Improvements and shall be counted as a direct contribution of equity by Borrower for such budgeted expenditures.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

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ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses3. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY

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AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO EXTEND THE SECOND EXTENDED HOTEL COMPONANT FINANCING AGREEMENT DEADLINE OR THE SECOND EXTENDED LOAN REFINANCING DEADLINE OR FURTHER MODIFY THE LOAN OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

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5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices.3.3.1 Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural.3.3.2 Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT STRATEGIC OPPORTUNITIES FUND,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name:

Title:

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

c.

LIMITED CONSENT AND THIRD OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Hotel Component Financing Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Hotel Component Financing Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Hotel Component Financing Covenant or other obligation of Obligors set forth in this Agreement.

4839-1538-5045v.3 59940-92

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

FOURTH AMENDMENT TO LOAN AGREEMENT

This Fourth Amendment to Loan Agreement (this “Amendment”), dated as of September 8, 2021 (the “Effective Date”), is made by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Borrower,” and together with CP Tower Borrower, collectively, “Borrower”), (ii) NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iii) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (iv) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

RECITALS

WHEREAS, Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement, dated as of August 15, 2018 (the “Original Loan Agreement”), pursuant to which the Lender made a loan (the “Loan”) to Borrower in the original principal amount of $153,683,400.00, which Loan is evidenced by the Original Loan Agreement and the other Loan Documents (as defined in the Original Loan Agreement), which Original Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Obligors, CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”), Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Obligors, Mezzanine Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Obligors, Mezzanine Borrower, Administrative Agent, and the Initial Lenders (the “Third Limited Consent,” and together with the Original Loan Agreement, the First Limited Consent, and the Second Limited Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Loan Agreement”);

WHEREAS, Guarantor executed, in connection with the Loan, (i) each of that certain Guaranty of Recourse Obligations, Completion Guaranty, and Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Guaranties”), and (ii) together with Borrower and Administrative Agent, that certain Environmental Indemnity Agreement dated as of August 15, 2018 (the “Environmental Indemnity”); and

WHEREAS, Obligors have requested certain amendments to the terms of the Loan, as set forth below, and Administrative Agent and Lender are willing to amend the Loan Agreement and the Loan Documents to accept such amendments to the terms of the Loan on the terms and conditions set forth herein.

FOURTH AMENDMENT TO LOAN AGREEMENT - Page 161

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

NOW THEREFORE, in consideration of the covenants, agreements, representations and warranties set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant, agree, represent and warrant as follows:

1. Definitions. Unless defined in this Amendment, all capitalized terms used in this Amendment shall have the meanings ascribed to them in the Loan Agreement.

2. Amendments to Loan Agreement. Effective as of the date of this Amendment the Loan Agreement is hereby amended as follows:

A. The definition of "Extension Conditions" in Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

"Extension Conditions" means each of the following: (a) Borrower shall have given at least thirty (30) days' prior written notice to Administrative Agent of its intention to extend the Maturity Date; (b) no Event of Default shall exist as of the applicable Maturity Date; (c) the Debt Yield (after giving effect to any voluntary prepayment made in compliance with this Agreement) shall be at least (i) with respect to the extension of the Maturity Date from the Payment Date in March, 2022 to the Payment Date in September, 2022, nine and 00/100 percent (9.00%) as of the applicable Maturity Date, and (ii) with respect to the extension of the Maturity Date from the Payment Date in September, 2022 to the Payment Date in September, 2023, ten and 00/100 percent (10.00%) as of the applicable Maturity Date; (d) Borrower shall have paid or reimbursed all of Administrative Agent's outstanding fees and expenses for each extension; (e) with respect to the extension of the Maturity Date from the Payment Date in September, 2022 to the Payment Date in September, 2023, Borrower shall have paid to Administrative Agent a fee in the amount of 0.25% of the Outstanding Principal Balance (including the amount of any Additional Advance funded by Administrative Agent on such Maturity Date and any Additional Advance that Borrower remains eligible to receive pursuant to this Agreement); (f) Borrower shall have obtained (and collaterally assigned to Administrative Agent pursuant to such documents as Administrative Agent may require) an interest rate cap complying with the requirements of Section 5.1.4 hereof, expiring no earlier than the extended Maturity Date, capping the applicable Index at the applicable Strike Rate, and has a notional principal amount not less than the Outstanding Principal Balance; (g) Mezzanine Borrower shall have extended the Maturity Date (as defined in the Mezzanine Loan Agreement) of the Mezzanine Loan to a date not sooner than the extended Maturity Date hereunder (including that all conditions precedent to such extension shall have been satisfied by Mezzanine Borrower or waived in writing by Mezzanine Loan Administrative Agent); and (h) Guarantor shall then exist and be in good standing under the laws of the State of its formation, and its governing documents shall not contain provisions requiring the termination of its existence prior to the date that is five (5) years following the extended Maturity Date.

B. The definition of "Maturity Date" in Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

"Maturity Date" means (a) the Scheduled Maturity Date, (b) if the September 2021 Extension Conditions have been satisfied, the Payment Date in

FOURTH AMENDMENT TO LOAN AGREEMENT - Page 162

December, 2021, (c) if the December 2021 Extension Conditions have been satisfied as of the Payment Date in December, 2021, the Payment Date in March, 2022, (d) if the applicable Extension Conditions have been satisfied as of the Payment Date in March, 2022, the Payment Date in September, 2022, (e) if the applicable Extension Conditions have been satisfied as of the Payment Date in September, 2022, the Payment Date in September, 2023, or (f) the date on which the Debt has been accelerated as herein provided.

3. Extension of the Maturity Date.

A. Concurrently herewith, and notwithstanding anything to the contrary in the Loan Agreement, Borrower hereby elects to extend the Maturity Date up to the Payment Date in December, 2021, which extension is subject to (and expressly conditioned upon) the satisfaction of the following conditions (collectively, the "September 2021 Extension Conditions"):

i. Borrower shall, no later than the Effective Date, prepay the Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance in an aggregate amount equal to the sum of $5,000,000.00;

ii. Borrower shall pay an extension fee with respect to the Loan and the Mezzanine Loan in the aggregate amount of $394,060.00;

iii. No Event of Default shall exist as of the Effective Date; and

iv. Borrower shall pay of all of Administrative Agent's outstanding fees and expenses (including attorneys' fees).

B. As of the Payment Date in December, 2021, and notwithstanding anything to the contrary in the Loan Agreement, Borrower may elect, by providing not less than five (5) Business Days' notice to Administrative Agent, to extend the Maturity Date from the Payment Date in December, 2021 to the Payment Date in March, 2022, which subsequent extension is subject to (and expressly conditioned upon) the satisfaction of the following conditions (collectively, the "December 2021 Extension Conditions"):

i. Borrower shall, no later than the Payment Date in December, 2021, prepay the Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance in an aggregate amount equal to the sum of $5,000,000.00;

ii. No Event of Default shall exist as of the Payment Date in December, 2021; and

iii. Borrower shall pay of all of Administrative Agent's outstanding fees and expenses (including attorneys' fees).

C. If, and solely to the extent that, Borrower shall have satisfied the September 2021 Extension Conditions and the December 2021 Extension Conditions, Borrower shall retain the right to extend the term of the Loan from the Payment Date in March, 2022 until the Payment Date in September 2022, subject to Borrower's satisfaction of all of the applicable Extension Conditions with respect thereto. For the avoidance of doubt, Borrower shall not be required to extend or maintain an Interest Rate Cap

FOURTH AMENDMENT TO LOAN AGREEMENT - Page 163

Agreement in order to satisfy the September 2021 Extension Conditions or the December 2021 Extension Conditions, but obtaining an Interest Rate Cap Agreement shall be required, as specified in the definition of Extension Conditions, in order to exercise any further extension of the Loan.

4. Amendment to Loan Documents. All references in the Loan Documents to the Loan Agreement shall hereinafter be deemed to be a reference to the Loan Agreement as amended by this Amendment.

5. Ratification; No Novation. Borrower hereby unconditionally ratifies and confirms, renews and reaffirms all of its obligations under the Loan Agreement and each of the other Loan Documents, as amended hereby, and acknowledges and agrees that such obligations remain in full force and effect, binding on and enforceable against it in accordance with the terms, covenants and conditions of the Loan Agreement and the Loan Documents, as amended hereby, in each case, without impairment. The execution and delivery of this Amendment will not constitute a novation or accord and satisfaction, or a modification of the lien, encumbrance or security title of the Loan Agreement or other Loan Documents. Except as amended herein, the Loan Documents shall remain unmodified and shall remain in full force and effect.

6. Representations and Warranties. Borrower and/or Guarantor hereby represents and warrants that:

(a) Borrower and Guarantor each have the power and requisite authority to execute, deliver and perform their respective obligations under this Amendment and any other document executed in connection herewith and are duly authorized to, and have taken all action necessary to authorize such party to, execute, deliver and perform their respective obligations under this Amendment.

(b) This Amendment constitutes legal, valid and binding obligations of Borrower and Guarantor (as applicable) enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(c) No consent, approval, authorization or order of any court or Governmental Authority or any third party is required in connection with the execution and delivery by Borrower or Guarantor of this Amendment or to consummate the transactions contemplated hereby, which consent has not been obtained.

7. No Impairment. This Amendment shall become a part of the Loan Agreement by reference and nothing herein contained shall impair the security now held for the Obligations, nor waive, annul, vary or affect any provision, condition, covenant or agreement contained in the Loan Agreement except as herein amended, nor affect or impair any rights, powers or remedies under the Loan Agreement as hereby amended. Furthermore, Lender and Administrative Agent reserve all rights and remedies they may have as provided in the Loan Agreement.

8. Notices. All notices, demands, consents, or requests which are either required or desired to be given or furnished hereunder shall be sent and shall be effective in the manner set forth in Section 8.6 of the Loan Agreement.

9. Governing Law. This Amendment shall be governed in accordance with the terms and provisions of Section 8.3 of the Loan Agreement, which provisions are hereby incorporated into this Amendment as if fully set forth herein.

FOURTH AMENDMENT TO LOAN AGREEMENT - Page 164

10. RELEASE. EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AMENDMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH THE OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF THE LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

11. Miscellaneous.

(a) The provisions of this Amendment shall be binding upon Borrower, Guarantor, Lender and Administrative Agent, and their respective successors and assigns, and all persons claiming under or through Borrower, Guarantor, Lender or Administrative Agent or any such successor or assign, and shall inure to the benefit of and be enforceable by Lender, Administrative Agent, Borrower and Guarantor and their respective successors and assigns.

(b) Neither this Amendment nor any provision hereof may be changed, waived or terminated orally, but only by an instrument in writing signed by Administrative Agent and Borrower.

(c) If any of the provisions of this Amendment, or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Amendment, or the application of such provision or provisions to persons or circumstances other than those to whom or which it is held invalid or unenforceable, shall not be affected thereby and every provision of this Amendment shall be valid and enforceable to the fullest extent permitted by law.

(d) This Amendment may be executed in any number of counterparts and by different parties to this Amendment on separate counterparts, each of which, when so executed, shall be deemed an original but all such counterparts shall constitute one and the same instrument. Any signature delivered by a party by facsimile, email or other electronic transmission shall be deemed to be an original signature to this Amendment.

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FOURTH AMENDMENT TO LOAN AGREEMENT - Page 165

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Strategic Opportunities Fund, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page

FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By ACORE CAPITAL MORTGAGE, GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC, a Delaware limited liability company By: /s/ Kimberly May Name: Kimberly May Title: Authorized Signatory

FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page

JOINDER TO FOURTH AMENDMENT TO LOAN AGREEMENT

By their execution of this Joinder to Fourth Amendment to Loan Agreement (this "Joinder"), each of NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust ("NexPoint SOF"), and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (together with Nexpoint SOF, collectively, "Guarantor") (i) hereby acknowledges that it has reviewed, and consents to, the terms of the Amendment, (ii) unconditionally ratifies and confirms, renews and reaffirms all of its obligations under the Guaranty and the Environmental Indemnity, and (iii) acknowledges and agrees that such obligations under the Guaranty and the Environmental Indemnity remain in full force and effect, binding on and enforceable against it in accordance with their respective terms, covenants and conditions, without impairment.

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JOINDER TO FOURTH AMENDMENT TO LOAN AGREEMENT - Solo Page

GUARANTOR: NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust By: /s/ James Dondero Name: James Dondero Title: President and Principal Executive Officer

JOINDER TO FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page of Guarantor

GUARANTOR: NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company By: /s/ James Dondero Name: James Dondero Title: Manager

JOINDER TO FOURTH AMENDMENT TO LOAN AGREEMENT - Signature Page of Guarantor

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Fifth Omnibus Amendment Agreement (this “Agreement”), dated as of March 8, 2022 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment,” and together with the Original Mortgage Loan Agreement, the First Limited Consent, the Second Limited Consent, and the Third Limited Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent, the

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 173

Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”) (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested a deferral of the Maturity Date occurring on the Payment Date in March, 2022, under and pursuant to (and as defined in) each of the Mortgage Loan Agreement the Mezzanine Loan Agreement.

E. Administrative Agent is willing to provide its limited consent to defer the Maturity Date under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein (provided that, for purposes of this Agreement, the use of “Maturity Date” shall mean each of or either of the “Maturity Date” under and as defined in the Mortgage Loan Agreement and the “Maturity Date” under and as defined in the Mezzanine Loan Agreement).

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deferral of the Maturity Date as set forth herein. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 174

applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Deferral of Maturity Date. Borrower acknowledges and agrees that it has not satisfied the Extension Conditions (under and as defined in each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement). Notwithstanding anything to the contrary in the Loan Agreement, and subject to the terms and conditions of this Agreement, and without waiving any of the Borrower’s obligations in the Loan Documents except as expressly set forth herein, Administrative Agent hereby agrees to defer of the Maturity Date occurring on the Payment Date in March, 2022 (the “March 2022 Maturity Date”), until no later than the Payment Date in May, 2022 (the “Deferred Maturity Date”). Notwithstanding anything to the contrary in the Loan Agreement, Borrower shall not otherwise be required as of the March 2022 Maturity Date to either (i) extend or maintain an Interest Rate Cap Agreement or (ii) achieve a Debt Yield of at least nine percent (9.0%), in each case, as a condition to Administrative Agent’s agreement to defer the March 2022 Maturity Date. In Administrative Agent’s sole and absolute discretion, Administrative Agent may agree, upon the prior written request from Borrower, and subject to terms and conditions in Administrative Agent’s sole and absolute discretion, further defer the Deferred Maturity Date until no later than the Payment Date in June, 2022.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses4.

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 175

Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS,

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 176

DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 177

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices.5.9 Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural.5.10 Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Page 178

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

d.

LIMITED CONSENT AND FIFTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Deferred Maturity Date Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Deferred Maturity Date Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Deferred Maturity Date Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Sixth Omnibus Amendment Agreement (this “Agreement”), dated as of June 8, 2022 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Fifth Omnibus Amendment Agreement dated as of March 8, 2021, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fifth Limited Consent”, and together with the Original Mortgage Loan Agreement, the First Limited Consent, the Second Limited Consent, the Third Limited Consent, and the Fourth Mortgage Loan Amendment, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original

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principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent, the Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”), and the Fifth Limited Consent (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, Fifth Limited Consent, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested a deferral of the Maturity Date occurring on the Payment Date in June, 2022, under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement.

E. Administrative Agent is willing to provide its limited consent to defer the Maturity Date under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein (provided that, for purposes of this Agreement, the use of “Maturity Date” shall mean each of or either of the “Maturity Date” under and as defined in the Mortgage Loan Agreement and the “Maturity Date” under and as defined in the Mezzanine Loan Agreement).

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deferral of the Maturity Date as set forth herein. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Page 187

course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Deferral of Maturity Date. Borrower acknowledges and agrees that it has not satisfied the Extension Conditions (under and as defined in each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement). Notwithstanding anything to the contrary in the Loan Agreement, and subject to the terms and conditions of this Agreement, and without waiving any of the Borrower’s obligations in the Loan Documents except as expressly set forth herein, Administrative Agent hereby agrees to defer of the Maturity Date occurring on the Payment Date in June, 2022 (the “June 2022 Maturity Date”), until no later than the Payment Date in July, 2022 (the “Deferred Maturity Date”). Notwithstanding anything to the contrary in the Loan Agreement, Borrower shall not otherwise be required as of the June 2022 Maturity Date to either (i) extend or maintain an Interest Rate Cap Agreement or (ii) achieve a Debt Yield of at least nine percent (9.0%), in each case, as a condition to Administrative Agent’s agreement to defer the June 2022 Maturity Date. In Administrative Agent’s sole and absolute discretion, Administrative Agent may agree, upon the prior written request from Borrower, and subject to terms and conditions in Administrative Agent’s sole and absolute discretion, further defer the Deferred Maturity Date until no later than the Payment Date in August, 2022.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses5. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Page 188

expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Page 189

RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Page 190

deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices.1.1.2 Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural.1.1.3 Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

a.

LIMITED CONSENT AND SIXTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Deferred Maturity Date Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Deferred Maturity Date Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Deferred Maturity Date Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Seventh Omnibus Amendment Agreement (this “Agreement”), dated as of August 8, 2022 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Fifth Omnibus Amendment Agreement dated as of March 8, 2021, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fifth Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Sixth Omnibus Amendment Agreement dated as of June 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Sixth Limited Consent”, and together with the Original Mortgage Loan Agreement, the First Limited Consent, the Second Limited Consent, the Third Limited Consent, the Fourth Mortgage Loan Amendment and the Fifth Limited Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

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B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent, the Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”), the Fifth Limited Consent and the Sixth Limited Consent (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, Fifth Limited Consent, Sixth Limited Consent, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested a deferral of the Maturity Date occurring on the Payment Date in August, 2022, under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement.

E. Administrative Agent is willing to provide its limited consent to defer the Maturity Date under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein (provided that, for purposes of this Agreement, the use of “Maturity Date” shall mean each of or either of the “Maturity Date” under and as defined in the Mortgage Loan Agreement and the “Maturity Date” under and as defined in the Mezzanine Loan Agreement).

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deferral of the Maturity Date as set forth herein. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Page 200

relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Deferral of Maturity Date. Borrower acknowledges and agrees that it has not satisfied the Extension Conditions (under and as defined in each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement). Notwithstanding anything to the contrary in the Loan Agreement, and subject to the terms and conditions of this Agreement, and without waiving any of the Borrower’s obligations in the Loan Documents except as expressly set forth herein, Administrative Agent hereby agrees to defer of the Maturity Date occurring on the Payment Date in August, 2022 (the “August 2022 Maturity Date”), until no later than the Payment Date in November, 2022 (the “Deferred Maturity Date”). Notwithstanding anything to the contrary in the Loan Agreement, Borrower shall not otherwise be required as of the August 2022 Maturity Date to either (i) extend or maintain an Interest Rate Cap Agreement or (ii) achieve a Debt Yield of at least ten percent (10.0%), in each case, as a condition to Administrative Agent’s agreement to defer the August 2022 Maturity Date. If, and solely to the extent that, as of the Deferred Maturity Date, Borrower shall have satisfied all of the Extension Conditions, Borrower shall retain the right to extend the term of the Loan from the Payment Date in November, 2022 until no later than the Payment Date in September, 2023.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

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(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses6. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

2.4 Extension Fee. Borrower shall pay to Administrative Agent by the Effective Date an extension fee with respect to the Mortgage Loan and Mezzanine Loan in the aggregate amount of $364,000.00.

ARTICLE III REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS,

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Page 202

MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

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5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices. Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By:

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC, a Delaware limited liability company By ACORE CREDIT IV REIT, INC., a Maryland corporation, its sole member By: /s/ Kimberly May Name: Kimberly May Title: Authorized Signatory

LIMITED CONSENT AND SEVENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Deferred Maturity Date Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Deferred Maturity Date Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Deferred Maturity Date Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

EIGHTH OMNIBUS AMENDMENT AGREEMENT

This Eighth Omnibus Amendment Agreement (this “Agreement”), dated as of September 22, 2022 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Fifth Omnibus Amendment Agreement dated as of March 8, 2021, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fifth Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Sixth Omnibus Amendment Agreement dated as of June 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Sixth Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Seventh Omnibus Amendment Agreement dated as of August 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Seventh Limited Consent”, and together with the Original Mortgage Loan Agreement, the First Limited Consent, the Second Limited Consent, the Third Limited Consent, the Fourth Mortgage Loan Amendment, the Fifth Limited Consent and the Sixth Limited

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Page 212

Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent, the Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”), the Fifth Limited Consent, the Sixth Limited Consent and the Seventh Limited Consent (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, Fifth Limited Consent, Sixth Limited Consent, Seventh Limited Consent, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested Administrative Agent's consent to certain changes to its organizational structure and Administrative Agent has agreed to such changes as reflected on the new organizational chart depicted on Schedule II-A to this Agreement, which organizational chart shall replace the organizational chart attached as Schedule II to the Loan Agreement.

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

AMENDMENT

1.1 Adoption of Organizational Chart. Obligors acknowledge and agree that Schedule II (Organizational Structure) to the Loan Agreement is deleted and hereby replaced with the true, complete and accurate organizational chart attached hereto as Schedule II-A and Administrative Agent hereby consents to the changes to the organizational structure of Borrower reflected on such organizational chart.

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Page 213

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Liability for Payment of Fees and Expenses; Indemnification for Losses7. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement.

2.2 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS,

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Page 214

SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Page 215

Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices. Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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EIGHTH OMNIBUS AMENDMENT AGREEMENT - Page 216

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By:

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC, a Delaware limited liability company By ACORE CREDIT IV REIT, INC., a Maryland corporation, its sole member By: /s/ Kimberly May Name: Kimberly May Title: Authorized Signatory

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

EIGHTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE II-A

ORGANIZATIONAL STRUCTURE

[attached]

SCHEDULE II-A, Organizational Structure - Cover Page

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Ninth Omnibus Amendment Agreement (this “Agreement”), dated as of November 8, 2022 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Fifth Omnibus Amendment Agreement dated as of March 8, 2021, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fifth Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Sixth Omnibus Amendment Agreement dated as of June 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Sixth Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Limited Consent and Seventh Omnibus Amendment Agreement dated as of August 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Seventh Limited Consent”), which Original Loan Agreement was thereafter further amended by that certain Eighth Omnibus Amendment dated as of September 22, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Eighth Omnibus Amendment,” and together with the Original Mortgage Loan

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Page 223

Agreement, the First Limited Consent, the Second Limited Consent, the Third Limited Consent, the Fourth Mortgage Loan Amendment, the Fifth Limited Consent, the Sixth Limited Consent, and the Seventh Limited Consent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan was thereafter amended by the First Limited Consent, the Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”), the Fifth Limited Consent, the Sixth Limited Consent, the Seventh Limited Consent, and the Eighth Omnibus Amendment (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, Fifth Limited Consent, Sixth Limited Consent, Seventh Limited Consent, and Eighth Omnibus Amendment, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested a deferral of the Maturity Date occurring on the Payment Date in November, 2022, under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement.

E. Administrative Agent is willing to provide its limited consent to defer the Maturity Date under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein (provided that, for purposes of this Agreement, the use of “Maturity Date” shall mean each of or either of the “Maturity Date” under and as defined in the Mortgage Loan Agreement and the “Maturity Date” under and as defined in the Mezzanine Loan Agreement).

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Page 224

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deferral of the Maturity Date as set forth herein. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Deferral of Maturity Date. Borrower acknowledges and agrees that it has not satisfied the Extension Conditions (under and as defined in each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement). Notwithstanding anything to the contrary in the Loan Agreement, and subject to the terms and conditions of this Agreement, and without waiving any of the Borrower’s obligations in the Loan Documents except as expressly set forth herein, Administrative Agent hereby agrees to defer of the Maturity Date occurring on the Payment Date in November, 2022 (the “November 2022 Maturity Date”), until no later than the Payment Date in February, 2023 (the “Deferred Maturity Date”). Notwithstanding anything to the contrary in the Loan Agreement, Borrower shall not otherwise be required as of the November 2022 Maturity Date to either (i) extend or maintain an Interest Rate Cap Agreement or (ii) achieve a Debt Yield of at least ten percent (10.0%), in each case, as a condition to Administrative Agent’s agreement to defer the November 2022 Maturity Date. If, and solely to the extent that, as of the Deferred Maturity Date, Borrower shall have satisfied all of the Extension Conditions, Borrower shall retain the right to extend the term of the Loan from the Payment Date in February, 2023, until no later than the Payment Date in September, 2023.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Page 225

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses8. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

2.4 Intentionally Omitted.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Page 226

AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS

5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT TO DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

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5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices. Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

AC IV CA MORTGAGE LLC,
a Delaware limited liability company

By ACORE CREDIT IV REIT, INC.,
a Maryland corporation,
its sole member

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

2.4.1.1.1.1.1.1.1

LIMITED CONSENT AND NINTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Deferred Maturity Date Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Deferred Maturity Date Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Deferred Maturity Date Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT

This Limited Consent and Tenth Omnibus Amendment Agreement (this “Agreement”), dated as of February 8, 2023 (the “Effective Date”), is made and entered into by and among (i) CP TOWER OWNER, LLC, a Delaware limited liability company (“CP Tower Mortgage Borrower”), and CP LAND OWNER, LLC, a Delaware limited liability company (“CP Land Mortgage Borrower,” and together with CP Tower Mortgage Borrower, collectively, “Mortgage Borrower”), (ii) CP EQUITY OWNER, LLC, a Delaware limited liability company, and CP EQUITY LAND OWNER, LLC, a Delaware limited liability company (collectively, “Mezzanine Borrower”, and together with the Mortgage Borrower, collectively, the “Borrower”), (iii) NEXPOINT DIVERSIFIED REAL ESTATE TRUST f/k/a NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and NEXPOINT REAL ESTATE PARTNERS, LLC, a Delaware limited liability company (formerly known as HCRE PARTNERS, LLC, a Delaware limited liability company) (collectively, “Guarantor,” and together with Borrower, the “Obligors”), (iv) DELPHI CRE FUNDING LLC, a Delaware limited liability company, and AC IV CA MORTGAGE LLC, a Delaware limited liability company (collectively, the “Initial Lenders,” and together with the other Lenders from time to time party to the Loan Agreement (defined below), and their respective successors and assigns and participants, “Lender”), and (v) ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of Lender (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A. Mortgage Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Loan Agreement dated as of August 15, 2018 (the “Original Mortgage Loan Agreement”), pursuant to which the Lender made a loan (the “Mortgage Loan”) to Mortgage Borrower in the original principal amount of $153,683,400.00, which Mortgage Loan is evidenced by the Mortgage Loan Agreement and the other Loan Documents (as defined in the Mortgage Loan Agreement), which Original Mortgage Loan Agreement was thereafter amended by that certain Limited Consent and Omnibus Amendment Agreement dated as of November 10, 2020, but effective as of September 8, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “First Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Second Omnibus Amendment Agreement dated as of February 1, 2021, but effective as of December 30, 2020, by and between Mortgage Borrower, Administrative Agent, and the Initial Lenders (the “Second Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Third Omnibus Amendment Agreement dated as of March 19, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Third Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Fourth Amendment to Loan Agreement dated as of September 8, 2021, by and between Mortgage Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mortgage Loan Amendment”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Fifth Omnibus Amendment Agreement dated as of March 8, 2021, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fifth Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Sixth Omnibus Amendment Agreement dated as of June 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Sixth Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Seventh Omnibus Amendment Agreement dated as of August 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Seventh Limited Consent”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Eighth Omnibus Amendment Agreement dated as of September 22, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Page 1

“Eighth Omnibus Amendment”), which Original Mortgage Loan Agreement was thereafter further amended by that certain Limited Consent and Ninth Omnibus Amendment Agreement dated as of November 8, 2022, by and between Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the "Ninth Omnibus Amendment", together with the Original Mortgage Loan Agreement, the First Limited Consent, the Second Limited Consent, the Third Limited Consent, the Fourth Mortgage Loan Amendment, the Fifth Limited Consent, the Sixth Limited Consent, the Seventh Limited Consent and the Eighth Omnibus Amendment, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mortgage Loan Agreement”).

B. Mezzanine Borrower, Administrative Agent, and the Initial Lenders are parties to that certain Mezzanine Loan Agreement dated as of August 15, 2018 (the “Original Mezzanine Loan Agreement”), pursuant to which the Lender made a loan (the “Mezzanine Loan”, and collectively, with the Mortgage Loan, the “Loan”) to Mezzanine Borrower in the original principal amount of $3,940,600.00, which Mezzanine Loan is evidenced by the Mezzanine Loan Agreement and the other Loan Documents (as defined in the Mezzanine Loan Agreement), which Original Mezzanine Loan Agreement was thereafter amended by the First Limited Consent, the Second Limited Consent, the Third Limited Consent, that certain Fourth Amendment to Mezzanine Loan Agreement dated as of September 8, 2021, by and between Mezzanine Borrower, Guarantor, Administrative Agent, and the Initial Lenders (the “Fourth Mezzanine Loan Amendment”), the Fifth Limited Consent, the Sixth Limited Consent, the Seventh Limited Consent, the Eighth Omnibus Amendment and the Ninth Omnibus Amendment (such First Limited Consent, Second Limited Consent, Third Limited Consent, Fourth Mezzanine Loan Amendment, Fifth Limited Consent, Sixth Limited Consent, Seventh Limited Consent, Eighth Omnibus Amendment and Ninth Omnibus Amendment, together with the Original Mezzanine Loan Agreement, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, collectively, the “Mezzanine Loan Agreement,” and together with the Mortgage Loan Agreement, as and where applicable, the “Loan Agreement”). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

C. Guarantor executed (a) in connection with the Mortgage Loan, each of that certain Guaranty of Recourse Obligations, Completion Guaranty, Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mortgage Loan Guaranties”), and (b) in connection with the Mezzanine Loan, each of that certain Mezzanine Guaranty of Recourse Obligations, Mezzanine Completion Guaranty, Mezzanine Guaranty of Required Equity, Required Pay Down and Master Lease, each dated as of August 15, 2018 (collectively, the “Mezzanine Loan Guaranties,” and together with the Mortgage Loan Guaranties, collectively, the “Guaranty”).

D. Borrower has requested a deferral of the Maturity Date occurring on the Payment Date in February, 2023, under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement.

E. Administrative Agent is willing to provide its limited consent to defer the Maturity Date under and pursuant to (and as defined in) each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement, subject to the terms and conditions of this Agreement, including the amendments of the Loan Documents as set forth herein (provided that, for purposes of this Agreement, the use of “Maturity Date” shall mean each of or either of the “Maturity Date” under and as defined in the Mortgage Loan Agreement and the “Maturity Date” under and as defined in the Mezzanine Loan Agreement).

F. Administrative Agent and Obligors have executed a Reservation of Rights and Pre-Negotiation Letter (“PNL”) dated September 18, 2020, but effective as of November 10, 2020, in connection with the Loan.

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NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, Obligors, Administrative Agent, and Lender, intending to be legally bound hereby, agree as follows:

ARTICLE I

LIMITED CONSENT

1.1 Limited Consent. Upon satisfaction of the conditions set forth in this Agreement, Administrative Agent hereby consents to the deferral of the Maturity Date as set forth herein. The consent contained in this Section 1.1 is a one-time limited consent and (a) shall only be relied upon and used solely for the specific purposes set forth herein, (b) shall not constitute nor be deemed to constitute a waiver of (1) any Default or Event of Default, or (2) any other term or condition of the Loan Agreement and the other Loan Documents, (c) shall not constitute nor be deemed to constitute a consent by Administrative Agent to, or a waiver by Administrative Agent of, anything other than as expressly set forth herein, and (d) shall not constitute a custom or course of dealing among the parties hereto. Upon the failure by any Obligor whatsoever to perform any obligation or condition in this Agreement (beyond any applicable notice and cure period, if any), Obligors shall immediately and automatically (without any notice or demand from Administrative Agent) cease to be entitled to any privileges set forth in this Agreement and Administrative Agent shall have the right to pursue all rights and remedies hereunder, and under the Loan Documents and/or applicable law and equity, as if no such privileges were ever provided (such that an Event of Default shall be deemed to exist as of the date upon which Obligors were first provided with such privileges hereunder (i.e., as of September 8, 2020) (the “Deferral Commencement Date”), and such rights and remedies shall include, without limitation, charging interest at the Default Rate retroactively from and after the Deferral Commencement Date).

1.2 Deferral of Maturity Date. Borrower acknowledges and agrees that it has not satisfied the Extension Conditions (under and as defined in each of the Mortgage Loan Agreement and the Mezzanine Loan Agreement). Notwithstanding anything to the contrary in the Loan Agreement, and subject to the terms and conditions of this Agreement, and without waiving any of the Borrower’s obligations in the Loan Documents except as expressly set forth herein, Administrative Agent hereby agrees to defer of the Maturity Date occurring on the Payment Date in February, 2023 (the “February 2023 Maturity Date”), until no later than the Payment Date in May, 2023 (the “Deferred Maturity Date”). Notwithstanding anything to the contrary in the Loan Agreement, Borrower shall not otherwise be required as of the February 2023 Maturity Date to either (i) extend or maintain an Interest Rate Cap Agreement or (ii) achieve a Debt Yield of at least ten percent (10.0%), in each case, as a condition to Administrative Agent’s agreement to defer the February 2023 Maturity Date. If, and solely to the extent that, as of the Deferred Maturity Date, Borrower shall have satisfied all of the Extension Conditions, Borrower shall retain the right to extend the term of the Loan from the Payment Date in May, 2023, until no later than the Payment Date in September, 2023.

1.3 Amendments to Loan Documents.

(a) Obligors acknowledge and agree that Section 5.1 of each Loan Agreement (Affirmative Covenants) is hereby amended to insert all of the covenants set forth in Schedule 1 to this Agreement as additional affirmative covenants under such section.

(b) Obligors acknowledge and agree that the Loan Documents are further amended as set forth in Schedule 2 to this Agreement.

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ARTICLE II - CONDITIONS PRECEDENT

The effectiveness of this Agreement and Administrative Agent’s obligations hereunder are conditioned upon the fulfillment by Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

2.1 Documents to be Delivered to Administrative Agent. Obligors shall deliver, or cause to be delivered to Administrative Agent, all of the following:

(a) this Agreement in form and substance satisfactory to Administrative Agent, duly executed by all of Obligors; and

(b) such other Obligor-related or Property-related information and/or documentation as may be required by Administrative Agent in its sole discretion.

2.2 Liability for Payment of Fees and Expenses; Indemnification for Losses9. .
Borrower must pay Administrative Agent on the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement. Additionally, Borrower shall pay all fees, costs, expenses and penalties, if any, to the extent charged by any third parties.

2.3 Administrative Agent Processing Fee. Additionally, Obligors shall pay to Administrative Agent by the Effective Date a processing fee in the amount of $2,500.00 in connection with the negotiation and execution of this Agreement.

2.4 Intentionally Omitted.

ARTICLE III - REPRESENTATIONS AND WARRANTIES

To induce Administrative Agent, for and on behalf of Lender, to enter into this Agreement and as consideration for the terms and conditions contained herein, Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1 Approvals and Authority from Third Parties. Obligors have obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to Obligors and the Property.

3.2 Exclusive and First Priority Perfected Lien. Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3 No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

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ARTICLE IV - RELEASE BY OBLIGORS

EACH OBLIGOR, FOR AND ON BEHALF OF SUCH OBLIGOR AND ALL PERSONS AND/OR ENTITIES CLAIMING BY, THROUGH AND/OR UNDER SUCH OBLIGOR INCLUDING, BUT NOT LIMITED TO, ALL OF SUCH OBLIGOR’S PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN, JOINTLY AND SEVERALLY, AS THE “OBLIGOR GROUP RELEASORS”) HEREBY UNCONDITIONALLY REMISES, RELEASES, ACQUITS AND FOREVER DISCHARGES THE ADMINISTRATIVE AGENT AND LENDER AND ALL OF THEIR RESPECTIVE PAST AND PRESENT PARTNERS, DIRECTORS, SHAREHOLDERS, MEMBERS, MANAGERS, OFFICERS, EMPLOYEES, ATTORNEYS, ACCOUNTANTS, ADMINISTRATORS, AGENTS, PARENT CORPORATIONS, SUBSIDIARIES, AFFILIATES, REPRESENTATIVES, PREDECESSORS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “LENDER GROUP RELEASEES”) OF, FROM AND WITH RESPECT TO ANY AND ALL GRIEVANCES, DISPUTES, MANNER OF ACTIONS, CAUSES OF ACTION, SUITS, OBLIGATIONS, LIABILITIES, LOSSES, DEBTS, DAMAGES, DUES, SUMS OF MONEY, ACCOUNTS, RECKONINGS, CONTROVERSIES, AGREEMENTS, CLAIMS, DEMANDS, COUNTERCLAIMS AND CROSSCLAIMS, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS AND CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT AND THE LOAN DOCUMENTS AND/OR ALL TRANSACTIONS RELATED THERETO, WHETHER KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, DIRECT, INDIRECT OR CONTINGENT, ARISING IN LAW OR EQUITY, WHICH OBLIGOR GROUP RELEASORS (OR ANY OF THEM) EVER HAD, NOW HAVE, OR MAY EVER HAVE AGAINST ANY ONE OR MORE OF LENDER GROUP RELEASEES, FROM THE BEGINNING OF TIME THROUGH THE EFFECTIVE DATE.

ARTICLE V - MISCELLANEOUS
5.1 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NOTWITHSTANDING ADMINISTRATIVE AGENT AND LENDER CONSENTING TO ANY PRIOR AMENDMENT TO THE LOAN AGREEMENT, NEITHER ADMINISTRATIVE AGENT NOR ANY LENDER IS MAKING ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO ENTER INTO ANY FURTHER AGREEMENT, TO FURTHER DEFER THE MATURITY DATE OR TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF OBLIGORS.

5.2 Cooperation; Other Documents. At all times following the execution of this Agreement, Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Page 5

Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

5.3 Written Agreement Contemplated by PNL. This Agreement is a written agreement as contemplated by the PNL.

5.4 Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

5.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

5.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, thereto and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, thereto and their respective successors or assigns; provided, however, that Obligors may not assign or delegate any rights hereunder or thereunder or any interest herein or therein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

5.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

5.8 Notices. Any notices or other communications sent or transmitted pursuant to this Agreement by any of Obligors to Administrative Agent shall be by electronic email sent to notices@acorecapital.com and to Kimberly May at kmay@acorecapital.com.

5.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the Effective Date.

MORTGAGE BORROWER:

CP TOWER OWNER, LLC,
a Delaware limited liability company

By: CP Equity Owner, LLC, its sole member

By: NREO Special Purpose, LLC, its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP LAND OWNER, LLC,
a Delaware limited liability company

By: CP Equity Land Owner, LLC, its sole member

By: NexPoint Real Estate Partners, LLC, its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

[Signatures Continued on Next Page]

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

MEZZANINE BORROWER:

CP EQUITY OWNER, LLC,
a Delaware limited liability company

By: NREO Special Purpose, LLC,
its sole member

By: NexPoint Real Estate Opportunities, LLC, its sole member

By: NexPoint Diversified Real Estate Trust,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: President

CP EQUITY LAND OWNER, LLC,
a Delaware limited liability company

By: NexPoint Real Estate Partners, LLC,
its sole member

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

GUARANTOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust

By: /s/ James Dondero
Name: James Dondero
Title: President and Principal Executed Officer

NEXPOINT REAL ESTATE PARTNERS, LLC,
a Delaware limited liability company

By: /s/ James Dondero

Name: James Dondero

Title: Manager

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,
a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC,
a Delaware limited liability company,
its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

INITIAL LENDERS:

DELPHI CRE FUNDING LLC,
a Delaware limited liability company

By ACORE Capital Mortgage, LP,
a Delaware limited partnership,
its authorized agent

By: ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Kimberly May

Name: Kimberly May

Title: Authorized Signatory

AC IV CA MORTGAGE LLC, a Delaware limited liability company By ACORE CREDIT IV REIT, INC., a Maryland corporation, its sole member By: /s/ Kimberly May Name: Kimberly May Title: Authorized Signatory

LIMITED CONSENT AND TENTH OMNIBUS AMENDMENT AGREEMENT - Signature Page

SCHEDULE 1

ADDITIONAL AFFIRMATIVE COVENANTS

Notwithstanding the anything set forth in this Agreement to the contrary, Borrower shall perform all of the below covenants, each of which is a “Deferred Maturity Date Covenant”:

1. Continue to comply with all covenants under the Loan Agreement, except as specifically modified pursuant to this Agreement. For avoidance of doubt, except as expressly set forth in this Agreement, this Agreement does not modify or suspend any requirement under any Loan Document to pay any carrying costs associated with the Property, including, without limitation, any (a) real estate taxes, (b) insurance premiums for the Required Policies, and (c) any amounts due under the Master Lease.

SCHEDULE 1, Additional Affirmative Covenants - Solo Page

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

1. The term “Event of Default” as used in each Loan Agreement shall be expanded to include Borrower’s breach of any of its covenants under this Agreement, including, without limitation, any Deferred Maturity Date Covenant. For the avoidance of doubt, Administrative Agent shall not be required to provide Obligors with notice of any such Event(s) of Default stemming from any breach of any Deferred Maturity Date Covenant or other obligation of Obligors set forth in this Agreement.

SCHEDULE 2, Additional Loan Document Modifications - Solo Page

Exhibit 10.15

GUARANTY OF RECOURSE OBLIGATIONS

THIS GUARANTY OF RECOURSE OBLIGATIONS (this "Guaranty") is executed as of August 15, 2018, by NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and HCRE PARTNERS, LLC, a Delaware limited liability company (individually and collectively, "Guarantor"), for the benefit of ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as Administrative Agent for and on behalf of the Lenders from time to time party to the Loan Agreement defined below (together with its successors and/or assigns, "Administrative Agent").

RECITALS:

WHEREAS, pursuant to that certain Loan Agreement dated of even date herewith among CP TOWER OWNER, LLC, a Delaware limited liability company, and CP LAND OWNER, LLC, a Delaware limited liability company (collectively, "Borrower"), the Lenders from time to time party thereto, and Administrative Agent (as the same may be amended, the "Loan Agreement"), Lender has agreed to make a Loan to Borrower on the terms and conditions described therein; capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement; and

WHEREAS, Lender is not willing to make the Loan to Borrower unless Guarantor executes and delivers this Guaranty.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor hereby agrees as follows:

1.Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Administrative Agent (for the benefit of the Lenders) the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is fully and personally liable for the Guaranteed Obligations as a primary obligor as set forth herein. As used herein, the term "Guaranteed Obligations" means (a) the payment to Administrative Agent (for the benefit of the Lenders) of all of the Recourse Liabilities, and (b) upon the occurrence of a Springing Recourse Event, the payment to Administrative Agent (for the benefit of the Lenders) of the Debt. Notwithstanding anything to the contrary contained herein, Guarantor shall have no liability under this Guaranty for Recourse Liabilities or Springing Recourse Events to the extent that Guarantor can prove that such Recourse Liabilities or Springing Recourse Events arose from acts or omissions caused by Mezzanine Administrative Agent or its Affiliates (i) in connection with the exercise of remedies under the Mezzanine Loan Documents (including, without limitation, a foreclosure on, or assignment in lieu of foreclosure of, the equity interests in Borrower pursuant to the Mezzanine Loan Documents), or (ii) after completion of such foreclosure or assignment in lieu of foreclosure under the Mezzanine Loan Documents.

2.Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and if Guarantor is a natural person, shall continue to be effective after Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and heirs).

3.Waivers. Guarantor agrees and acknowledges that it has received copies of the Loan Documents, and hereby waives notice of (a) any loans or advances made by Lender to Borrower, (b) acceptance of this Guaranty, (c) any amendment or extension of the Loan

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Documents, (d) the execution and delivery by Borrower and Administrative Agent and/or Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (e) the occurrence of any Default or Event of Default, (f) Administrative Agent's transfer or disposition of the Guaranteed Obligations, or any part thereof, to any Person acquiring all or any portion of (or any interest in) the Loan, (g) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (h) protest, proof of non-payment or default by Borrower, and (i) any other action at any time taken or omitted by Lender or Administrative Agent, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations, except such notices and demands expressly required in the Loan Documents. In addition Guarantor hereby expressly waives: (i) any right to revoke this Guaranty; (ii) any right to require Lender or Administrative Agent to do any of the following before Guarantor is obligated to pay or perform the Guaranteed Obligations or before Administrative Agent may proceed against Guarantor: (A) sue or exhaust remedies against Borrower or any other person liable for the Guaranteed Obligations or any portion thereof; (B) sue on an accrued right of action in respect of any of the Guaranteed Obligations or bring any other action, exercise any other right, or exhaust any other remedy; (C) enforce rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (D) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty; or (E) mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations; (iii) any right relating to the timing, manner or conduct of Administrative Agent's enforcement of rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (iv) if Guarantor and/or Borrower (or any other person) have each pledged assets to secure the Guaranteed Obligations, any right to require Lender or Administrative Agent to proceed first against collateral pledged by Borrower (or any other person) before proceeding against the collateral pledged by Guarantor; (v) promptness, diligence, notice of any default, notice of nonpayment or nonperformance, notice of acceleration or intent to accelerate, demand for payment or performance, acceptance or notice of acceptance of this Guaranty, presentment, notice of protest, notice of dishonor, notice of the incurring by Borrower of additional indebtedness, notice of any suit or other action by Administrative Agent against Borrower or any other person, any notice to any person liable for the obligation which is the subject of the suit or action, and all other notices and demands with respect to the Guaranteed Obligations and this Guaranty; and (vi) any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender or Administrative Agent), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise prior to satisfaction in full of Guarantor's obligations hereunder (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

4.Payment of Expenses. In the event that Guarantor should fail to timely perform any provisions of this Guaranty, Guarantor shall, within ten (10) days of written demand by Administrative Agent, pay Administrative Agent all out-of-pocket costs and expenses (including court costs and reasonable attorneys' fees) actually incurred by Lender or Administrative Agent in the enforcement hereof or the preservation of Lender or Administrative Agent's rights hereunder, together with interest thereon at the Default Rate from the date of demand by Administrative Agent until the date of payment to Administrative Agent. Any amounts payable to Administrative Agent hereunder shall be due and payable on written demand and, if not paid within ten (10) days of such demand therefor, shall bear interest at the Default Rate from the date payment was due. This Section 4 shall survive the payment and performance of the Guaranteed Obligations.

GUARANTY OF RECOURSE OBLIGATIONS - Page 2

5.Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender or Administrative Agent must rescind or restore any payment, or any part thereof, received by Lender or Administrative Agent in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender or Administrative Agent shall be without effect, Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor's obligations hereunder shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

6.No Discharge. Except as otherwise expressly provided in this Guaranty, Guarantor agrees that its obligations under this Guaranty shall not be released, diminished, or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following: (a) any modification, extension, or increase of all or any part of the Guaranteed Obligations or the Loan Documents; (b) any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender or Administrative Agent to Borrower or Guarantor; (c) the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations, or any dissolution of Borrower or Guarantor, or any payment by Borrower to Lender or Administrative Agent being held to constitute a preference under bankruptcy laws or for any reason Lender or Administrative Agent is required to refund such payment or pay such amount to Borrower or someone else pursuant to any applicable Federal or State bankruptcy or insolvency law relating to the bankruptcy or insolvency of Borrower or Guarantor; (d) any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor, or the reorganization, merger or consolidation of Borrower into or with any other corporation or entity; (e) the invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with or evidencing the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) the Borrower (or any other Person) has valid defenses (except the defense of payment or performance of the applicable Guaranteed Obligation), claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially reduced or uncollectible from Borrower (whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations, the transactions creating the Guaranteed Obligations or otherwise), (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason; (f) any full or partial release of the liability of Borrower for any part of the Guaranteed Obligations, or of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that

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Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other Persons will be liable to pay or perform the Guaranteed Obligations, or that Lender or Administrative Agent will look to other Persons to pay or perform the Guaranteed Obligations; (g) the taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations; (h) any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations; (i) the failure of Lender or Administrative Agent or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure; or (j) any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

7.Representations and Warranties. To induce Administrative Agent and Lender to enter into the Loan Documents, Guarantor represents and warrants to Administrative Agent and Lender as follows: (a) Guarantor has received, or will receive, direct or indirect benefit from the making of the Loan to Borrower; (b) Guarantor is familiar with the financial condition of the Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Guaranteed Obligations (however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty); (c) neither Administrative Agent nor any Lender or other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty; (d) as of the date hereof, giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is solvent, and has assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities) and debts, and has property and assets sufficient to satisfy and repay its obligations and liabilities; and (e) this Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by general principles of equity and bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights. All representations and warranties made by Guarantor herein shall survive the execution hereof.

8.Financial Covenants; Reporting. Guarantor (together with all Persons that constitute Guarantor) shall at all times (a) maintain a Guarantor Net Worth (as defined on Schedule 1) of at least ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00), and (b) own Liquid Assets (as defined on Schedule 1), in its own name, of at least FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00). Guarantor shall deliver to Administrative Agent: (i) within ninety (90) days after the end of each calendar year, a complete copy of Guarantor's annual financial statements prepared by an Independent Accountant in accordance with the Approved Accounting Method (provided, however, audited statements shall be delivered to Administrative Agent within sixty (60) days of Administrative Agent's request therefor during the existence of an Event of Default or at any other time up to two (2) times during the term of the Loan in the event that Administrative Agent reasonably determines that the financial statements delivered by Guarantor are incomplete, inconsistent, or

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inaccurate, and Guarantor has not corrected any such deficiencies within fifteen (15) days of written notice thereof from Administrative Agent); (ii) not later than June 30 and December 31 of each calendar year, a Guarantor Certificate (as defined below), with the "Financial Covenants Certification" section completed in full; (iii) within ten (10) Business Days after Administrative Agent's request (but not sooner than the date on which the same is actually filed), a copy of Guarantor's filed federal income tax return for the preceding year; (iv) within five (5) Business Days after the filing of Guarantor's federal tax return, a certificate from an Independent Accountant confirming that such income tax return was properly filed and attaching evidence that all tax obligations stated therein to be due have been paid; and (v) within thirty (30) days after request by Administrative Agent, such other financial information with respect to Guarantor as Administrative Agent may reasonably request. Guarantor shall deliver to Administrative Agent a Guarantor Certificate with each items delivered pursuant to the foregoing clauses. As used herein, "Guarantor Certificate" means a certificate in the form attached hereto as Exhibit A.

9.Subordination of All Guarantor Claims. In the event of receivership, bankruptcy, reorganization, arrangement, debtor's relief, or other insolvency proceedings involving Guarantor as debtor, Administrative Agent and Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims (as defined below). Guarantor hereby assigns such dividends and payments to Administrative Agent. Should Administrative Agent receive, for application upon the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit upon the Guarantor Claims, then upon payment to Administrative Agent in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Administrative Agent to the extent that such payments to Administrative Agent on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Administrative Agent had not received dividends or payments upon the Guarantor Claims. As used herein, the term "Guarantor Claims" shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise (including, without limitation, all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor's payment of all or a portion of the Guaranteed Obligations). In the event that Guarantor should receive any payment which is prohibited by this Guaranty, Guarantor agrees to hold such payment in trust for Administrative Agent and promptly pay the same to Administrative Agent to the extent of any unpaid Guaranteed Obligations. Guarantor agrees that until the Debt is repaid in full and Guarantor's obligations hereunder have been paid and performed in full, any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Administrative Agent presently exist or are hereafter created or attached. Without the prior written consent of Administrative Agent, until the Debt is indefeasibly repaid in full and Guarantor's obligations hereunder have been indefeasibly paid and performed in full (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt), Guarantor shall not (a) exercise or enforce any creditor's right it may have against Borrower or (b) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

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10.GOVERNING LAW; VENUE. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (OTHER THAN §§ 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), EXCEPT TO THE EXTENT THAT THE APPLICABILITY OF ANY OF SUCH LAWS MAY NOW OR HEREAFTER BE PREEMPTED BY FEDERAL LAW, IN WHICH CASE SUCH FEDERAL LAW SHALL SO GOVERN AND BE CONTROLLING. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

TUAN OLONA, LLP
ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR
NEW YORK, NEW YORK 10020
ATTENTION: HAN-HSIEN TUAN

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF LENDER OR ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST GUARANTOR IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS GUARANTY.

11.WAIVER OF RIGHT TO TRIAL BY JURY. GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER (BY THEIR ACCEPTANCE OF THIS GUARANTY) HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE SECURITY INSTRUMENT, OR THE OTHER LOAN

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DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. THE PARTIES HERETO ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR.

12.Miscellaneous. All notices, consents, approvals and requests required or permitted hereunder shall be given (and shall be deemed effective) in the manner described in Section 8.6 of the Loan Agreement, and Guarantor's address for such purposes shall be the address of Guarantor set forth on the signature page hereof. No failure to exercise, and no delay in exercising, on the part of Lender or Administrative Agent, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, Guarantor may not assign any of its rights, powers, duties or obligations hereunder. This Guaranty embodies the entire agreement of Guarantor, Lender and Administrative Agent with respect to Guarantor's guaranty of the Guaranteed Obligations and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof. There are no oral agreements between Guarantor, Lender and Administrative Agent. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and all other provisions of this Guaranty shall remain in full force and effect. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced. If Guarantor consists of more than one Person, the obligations and liabilities of each such Person shall be joint and several. This Guaranty may be executed in counterparts.

13.Intercreditor Agreement. Guarantor hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mezzanine Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mezzanine Loan Administrative Agent, and that none of Guarantor, Borrower, or Mezzanine Borrower shall be third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mezzanine Loan Administrative Agent have no obligation to disclose to Guarantor the contents of any such intercreditor agreement. Guarantor's obligations hereunder are and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof.

[The Remainder of This Page is Intentionally Blank]

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EXECUTED as of the day and year first above written.

GUARANTOR:
NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust By: /s/ James Dondero Name: James Dondero Title: President and Principal Executed Officer

Address for purposes of notice: NexPoint Strategic Opportunities Fund 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

[Signatures continued on next page]

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GUARANTOR:
HCRE PARTNERS, LLC, a Delaware limited liability company By: /s/ Matt McGraner Name: Matt McGraner Title: Authorized Signatory

Address for purposes of notice: HCRE Partners, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

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SCHEDULE 1

For purposes hereof, the following terms shall have the following respective meanings:

"Contingent Liabilities" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person (but without duplication) (i) with respect to any debt or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Liability is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings, (iii) under completion guaranties, or (iv) under hedge contracts, and shall include, without limitation: (a) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (b) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (c) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (A) to purchase, repurchase or otherwise acquire such obligation or any security therefore, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (B) to maintain the solvency of any balance sheet item, level of income or financial condition of another. The amount of any Contingent Liability shall be determined in accordance with GAAP. For the avoidance of doubt, "Contingent Liabilities" shall not include the obligations of a Person under a non-recourse carve-out ("bad acts") guaranty or an environmental indemnity agreement until the occurrence of an event that causes the obligations of such Person thereunder to be a liquidated sum (e.g., the entry of a judgment the amount of which is subject to such guaranty, the triggering of full or partial recourse upon the filing of a bankruptcy, etc.).

"Guarantor Net Worth" means, at any time: (i) the fair market value of the total assets of a Guarantor (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, deferred research and development costs, deferred marketing expenses, and other like intangibles) determined in accordance with GAAP, minus (ii) the total liabilities of such Guarantor (including, without limitation, such Guarantor's Contingent Liabilities that would be disclosed under GAAP, accrued and deferred income taxes, and any reserves against assets) determined in accordance with GAAP; provided, however, in no event shall Guarantor's Net Worth be calculated to include the value of the Property or the value of any retirement plan or account that is protected from creditors.

"Liquid Assets" shall mean the fair market value of unrestricted, unencumbered assets in the form of (i) cash, (ii) cash equivalents, (iii) certificates of deposit or time deposits with terms of six (6) months or less issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated "A-3" or higher, "A-" or higher or "A-" or higher according to Moody's, S&P or Fitch Ratings (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), respectively, (iv) investments in commercial paper, maturing not more than six (6) months after the date of acquisition, issued by a corporation (other than an Affiliate of Borrower or Guarantor) organized and in existence under the laws of the United States of America or any State thereof with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's, "A-1" (or higher) according to S&P or "A-1" (or higher) according to Fitch Ratings (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), (v) U.S. treasury bills and other obligations of the United States

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of America, all with terms of six (6) months or less, and (vi) readily marketable securities (excluding "margin stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), restricted stock and stock subject to the provisions of Rule 144 of the Securities and Exchange Commission) listed and traded on a recognized stock exchange or traded over the counter and listed in the National Association of Securities Dealers Automatic Quotations.

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EXHIBIT A

FORM OF GUARANTOR CERTIFICATE

EXHIBIT A, Form of Guarantor Certificate - Page 1

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Exhibit 10.16

COMPLETION GUARANTY

THIS COMPLETION GUARANTY (this "Guaranty") is executed as of August 15, 2018, by NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and HCRE PARTNERS, LLC, a Delaware limited liability company (individually and collectively, "Guarantor"), for the benefit of ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders from time to time party to the Loan Agreement defined below (together with its successors and/or assigns, "Administrative Agent").

RECITALS:

WHEREAS, pursuant to that certain Loan Agreement dated of even date herewith among CP TOWER OWNER, LLC, a Delaware limited liability company, and CP LAND OWNER, LLC, a Delaware limited liability company (collectively, "Borrower"), the Lenders from time to time party thereto, and Administrative Agent (as the same may be amended, the "Loan Agreement"), Lender has agreed to make a Loan to Borrower on the terms and conditions described therein; capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement; and

WHEREAS, Lender is not willing to make the Loan to Borrower unless Guarantor executes and delivers this Guaranty.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor hereby agrees as follows:

1.Guaranty of Obligation.

(a)Guarantor hereby irrevocably and unconditionally guarantees to Administrative Agent (for the benefit of the Lenders) the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is fully and personally liable for the Guaranteed Obligations as a primary obligor as set forth herein. As used herein, the term "Guaranteed Obligations" means the complete payment and performance (as applicable) when due of Borrower's obligations pursuant to the Loan Agreement to: (i) Complete the Project in its entirety in accordance with the Project Documents, the Administrative Agent-approved Plans and Specifications, all Legal Requirements, and the Loan Documents, free and clear of all Liens (other than Permitted Encumbrances not consisting of liens for labor or materials) (collectively, the "Requirements"); (ii) pay all expenses, charges, costs and fees of, or relating to, the Completion of the Project (including, without limitation, hard costs, soft costs, all permitting fees, licensing fees, amounts payable under all construction contracts and all subcontracts, amounts payable to the general contractor, all architects, engineers and other consultants engaged in connection with the Completion of the Project (and including, without limitation, any amount necessary to remove any Lien (other than Permitted Encumbrances not consisting of liens for labor or materials) filed against the Property in connection with the Completion of the Project), in the amount specified pursuant to Section 1(b) or Section 1(c) below, whichever is applicable (as elected by Administrative Agent in its sole and absolute discretion); and (iii) pay to Administrative Agent the amount necessary to cure any Balancing Event.

(b)Without limiting any of Administrative Agent's or Lender's right hereunder or under any of the other Loan Documents, during the existence of an Event of Default, Administrative Agent shall have the option to (i) cause the Completion of the Project;

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(ii) pay any expenses described herein as part of the Guaranteed Obligations; and/or (iii) cause the removal of any Lien on the Property (other than Permitted Encumbrances not consisting of liens for labor or materials). In each such instance, Guarantor shall within ten (10) Business Days of Administrative Agent's written demand, reimburse Administrative Agent and Lender for all sums paid by Administrative Agent or Lender with respect thereto, including any reasonable attorney's fees in connection therewith; provided, however, that Guarantor's payment obligations with respect to this Section 1(b) shall be limited to the sum of (A) all Actual Cost Overruns (as defined below), less (B) any amounts then held by Administrative Agent and delivered by Borrower in connection with curing of any Balancing Event. Nothing in this Section 1(b) shall limit Guarantor's obligations under Section 4 below. As used herein, the term "Actual Cost Overruns" means the excess, if any, of (1) all costs actually incurred in connection with the Completion of the Project free of Liens (other than the Liens of the Loan Documents), minus (2) without duplication of amounts deducted above, the amounts then contained in any Reserve Account pursuant to the Loan Agreement that would have otherwise been available to Borrower to pay for the cost of the Project, minus (3) the unadvanced amount of funds that would have otherwise been available to Borrower as an Additional Advance to pay for the cost of the Project pursuant to the terms and conditions of the Loan Agreement.

(c)Without limiting any of Administrative Agent's or Lender's rights hereunder or under any of the other Loan Documents, whether or not Administrative Agent shall elect to exercise its rights under the Loan Documents to Complete the Project, Administrative Agent shall have the option, in its sole and absolute discretion, exercisable from and after the date when Administrative Agent shall be entitled to cause Guarantor to pay or perform the Guaranteed Obligations hereunder, to require Guarantor to pay to Administrative Agent, as Guarantor's sole liability for payment and performance of the Guaranteed Obligations and as liquidated damages, an amount equal to the sum of (i) all Projected Cost Overruns (as defined below), less (ii) any amounts then held by Administrative Agent and delivered by Borrower in connection with curing of any Balancing Event. Such payment shall be due no later than ten (10) Business Days following Administrative Agent's written demand therefor. If Administrative Agent elects to receive such payment under this Section 1(c), such payment shall be as liquidated damages, and not as a penalty, the parties agreeing the estimation of Administrative Agent's and Lender's actual damages on account of Borrower's and Guarantor's failure to Complete the Project would be difficult to estimate. Nothing in this Section 1(c) shall limit Guarantor's obligations under Section 4 below. As used herein, the term "Projected Cost Overruns" means the excess, if any, of (A) all costs of Completing the applicable Project estimated by Administrative Agent as of the date Administrative Agent demands payment by Guarantor under this Guaranty (even if Administrative Agent does not intend to Complete the Project) free of Liens (other than the Liens of the Loan Documents), minus (B) without duplication of amounts deducted above, the amounts then contained in any Reserve Account pursuant to the Loan Agreement that would have otherwise been available to Borrower to pay for the cost of the Project, minus (C) the unadvanced amount of funds that would have otherwise been available to Borrower as an Additional Advance to pay for the cost of the Project pursuant to the terms and conditions of the Loan Agreement.

(d)Guarantor acknowledges and agrees that the unpaid amount of the Guaranteed Obligations as described in this Section 1, if not paid when due pursuant to this Guaranty and the other Loan Documents, shall, at Administrative Agent's election in its sole and absolute discretion, be deemed to be added to and form a part of the Debt for all purposes under the Loan Documents. For the avoidance of doubt, Guarantor's obligation to pay the unpaid amount of the Guaranteed Obligations as described in this Section 1 shall survive any foreclosure or the giving of any deed-in-lieu of foreclosure with respect to the Property, and shall not be reduced or limited by any repayment of the Loan or by any amount bid by Administrative Agent in connection with any foreclosure under the Loan Documents. Guarantor acknowledges and agrees that its obligations under this Guaranty to pay to Administrative Agent the unpaid amount

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of the Guaranteed Obligations as described in this Section 1 are separate and distinct from any obligation of Borrower to repay the Debt, and that such obligation does not constitute a guaranty of the Loan or of any of Borrower's obligations with respect to the Loan except to the extent that such unpaid amount of the Guaranteed Obligations as described in this Section 1 are actually added to and form a part of the Debt as provided above.

(e)By its acceptance of this Guaranty, Administrative Agent and Lender each agrees to the following terms and conditions:

(i)As used in this Guaranty, the term "Completion Guaranty Event of Default" shall mean the existence of any of the following events: (A) the failure by Guarantor to cause a Balancing Event not to exist within the time period (with all applicable time periods commencing as of the applicable dates on which notice thereof is delivered to Guarantor in accordance with the requirements of this Guaranty) during which Borrower is required to cause the same not to exist pursuant to the Loan Agreement; (B) the failure by Guarantor at any time to be diligently pursuing the Completion of the Project; (C) the failure by Guarantor to pay any amount then due to Administrative Agent and Lender under this Guaranty within ten (10) Business Days after written notice thereof from Administrative Agent; (D) the existence of an Event of Default as described in Sections 6.1(a), (b), (c), (d), (f), (j), or (m) of the Loan Agreement; and (E) the existence of any other Event of Default that is susceptible of being cured by Guarantor on the Borrower's behalf.

(ii)In the event that Administrative Agent demands that Guarantor undertake the Completion of the Project, then so long as a Completion Guaranty Event of Default does not then exist, Lender agrees to continue to make Additional Advances to Guarantor and make disbursements to Guarantor from any applicable Reserve Account, in either case for the payment or reimbursement of applicable Project Expenditures, subject to the following terms and conditions:

(A)Guarantor shall have satisfied all of the other Borrower obligations which are conditions precedent to the making of an Additional Advance or the disbursement of funds from any applicable Reserve Account for the payment or reimbursement of Project Expenditures, as applicable (but for the avoidance of doubt, the existence of an Event of Default that is not a Completion Guaranty Event of Default shall not preclude Guarantor from obtaining such Additional Advance or disbursement);

(B)Borrower and Guarantor shall have executed an acknowledgement in form and content reasonably acceptable to Administrative Agent that (1) such Additional Advance or disbursement has been made to or for the benefit of Borrower pursuant to the Loan Agreement, and (2) the agreement by Lender to make such further Additional Advances or disbursements to Guarantor pursuant to this Section 1(e) shall not prejudice or impair the right of Administrative Agent to demand performance by Borrower or Guarantor of any of their respective obligations under the Loan Documents, to declare Defaults or Events of Default under the Loan Documents, to exercise any rights and remedies thereunder, or be deemed to be a waiver, estoppel, acceptance of course of conduct or forbearance by Administrative Agent under the Loan Documents; and

(C)all Additional Advances and disbursements made to Guarantor pursuant to this Section 1(e) shall be used only for the purpose of paying or performing the Guaranteed Obligations hereunder.

(iii)Nothing contained in this Section 1(e) shall in any way limit, impair or affect the rights, remedies and options of Administrative Agent or Lender under any of the Loan Documents.

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2.Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and if Guarantor is a natural person, shall continue to be effective after Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and heirs).

3.Waivers. Guarantor agrees and acknowledges that it has received copies of the Loan Documents, and hereby waives notice of (a) any loans or advances made by Lender to Borrower, (b) acceptance of this Guaranty, (c) any amendment or extension of the Loan Documents, (d) the execution and delivery by Borrower and Administrative Agent and/or Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (e) the occurrence of any Default or Event of Default, (f) Administrative Agent's transfer or disposition of the Guaranteed Obligations, or any part thereof, to any Person acquiring all or any portion of (or any interest in) the Loan, (g) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (h) protest, proof of non-payment or default by Borrower, and (i) any other action at any time taken or omitted by Lender or Administrative Agent, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations, except such notices and demands expressly required in the Loan Documents. In addition Guarantor hereby expressly waives: (i) any right to revoke this Guaranty; (ii) any right to require Lender or Administrative Agent to do any of the following before Guarantor is obligated to pay or perform the Guaranteed Obligations or before Administrative Agent may proceed against Guarantor: (A) sue or exhaust remedies against Borrower or any other person liable for the Guaranteed Obligations or any portion thereof; (B) sue on an accrued right of action in respect of any of the Guaranteed Obligations or bring any other action, exercise any other right, or exhaust any other remedy; (C) enforce rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (D) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty; or (E) mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations; (iii) any right relating to the timing, manner or conduct of Administrative Agent's enforcement of rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (iv) if Guarantor and/or Borrower (or any other person) have each pledged assets to secure the Guaranteed Obligations, any right to require Lender or Administrative Agent to proceed first against collateral pledged by Borrower (or any other person) before proceeding against the collateral pledged by Guarantor; (v) promptness, diligence, notice of any default, notice of nonpayment or nonperformance, notice of acceleration or intent to accelerate, demand for payment or performance, acceptance or notice of acceptance of this Guaranty, presentment, notice of protest, notice of dishonor, notice of the incurring by Borrower of additional indebtedness, notice of any suit or other action by Administrative Agent against Borrower or any other person, any notice to any person liable for the obligation which is the subject of the suit or action, and all other notices and demands with respect to the Guaranteed Obligations and this Guaranty; and (vi) any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender or Administrative Agent), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise prior to satisfaction in full of Guarantor's obligations hereunder (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

4.Payment of Expenses. In the event that Guarantor should fail to timely perform any provisions of this Guaranty, Guarantor shall, within ten (10) days of written demand by Administrative Agent, pay Administrative Agent all out-of-pocket costs and expenses (including

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court costs and reasonable attorneys' fees) actually incurred by Lender or Administrative Agent in the enforcement hereof or the preservation of Lender or Administrative Agent's rights hereunder, together with interest thereon at the Default Rate from the date of demand by Administrative Agent until the date of payment to Administrative Agent. Any amounts payable to Administrative Agent hereunder shall be due and payable on written demand and, if not paid within ten (10) days of such demand therefor, shall bear interest at the Default Rate from the date payment was due. This Section 4 shall survive the payment and performance of the Guaranteed Obligations.

5.Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender or Administrative Agent must rescind or restore any payment, or any part thereof, received by Lender or Administrative Agent in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender or Administrative Agent shall be without effect, Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor's obligations hereunder shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

6.No Discharge. Guarantor agrees that its obligations under this Guaranty shall not be released, diminished, or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following: (a) any modification, extension, or increase of all or any part of the Guaranteed Obligations or the Loan Documents; (b) any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender or Administrative Agent to Borrower or Guarantor; (c) the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations, or any dissolution of Borrower or Guarantor, or any payment by Borrower to Lender or Administrative Agent being held to constitute a preference under bankruptcy laws or for any reason Lender or Administrative Agent is required to refund such payment or pay such amount to Borrower or someone else pursuant to any applicable Federal or State bankruptcy or insolvency law relating to the bankruptcy or insolvency of Borrower or Guarantor; (d) any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor, or the reorganization, merger or consolidation of Borrower into or with any other corporation or entity; (e) the invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with or evidencing the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) the Borrower (or any other Person) has valid defenses (except the defense of payment or performance of the applicable Guaranteed Obligation), claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially reduced or uncollectible from Borrower (whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations, the transactions creating the Guaranteed Obligations or otherwise), (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the

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Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason; (f) any full or partial release of the liability of Borrower for any part of the Guaranteed Obligations, or of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other Persons will be liable to pay or perform the Guaranteed Obligations, or that Lender or Administrative Agent will look to other Persons to pay or perform the Guaranteed Obligations; (g) the taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations; (h) any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations; (i) the failure of Lender or Administrative Agent or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure; or (j) any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

7.Representations and Warranties. To induce Administrative Agent and Lender to enter into the Loan Documents, Guarantor represents and warrants to Administrative Agent and Lender as follows: (a) Guarantor has received, or will receive, direct or indirect benefit from the making of the Loan to Borrower; (b) Guarantor is familiar with the financial condition of the Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Guaranteed Obligations (however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty); (c) neither Administrative Agent nor any Lender or other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty; (d) as of the date hereof, giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is solvent, and has assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities) and debts, and has property and assets sufficient to satisfy and repay its obligations and liabilities; and (e) this Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by general principles of equity and bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights. All representations and warranties made by Guarantor herein shall survive the execution hereof.

8.Financial Covenants; Reporting. Guarantor (together with all Persons that constitute Guarantor) shall at all times (a) maintain a Guarantor Net Worth (as defined in that certain Guaranty of Recourse Obligations dated of even date herewith (the "Recourse

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Guaranty")) of at least ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00), and (b) own Liquid Assets (as defined in the Recourse Guaranty), in its own name, of at least FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00). Guarantor shall deliver to Administrative Agent: (i) within ninety (90) days after the end of each calendar year, a complete copy of Guarantor's annual financial statements prepared by an Independent Accountant in accordance with the Approved Accounting Method (provided, however, audited statements shall be delivered to Administrative Agent within sixty (60) days of Administrative Agent's request therefor during the existence of an Event of Default or at any other time up to two (2) times during the term of the Loan in the event that Administrative Agent reasonably determines that the financial statements delivered by Guarantor are incomplete, inconsistent, or inaccurate, and Guarantor has not corrected any such deficiencies within fifteen (15) days of written notice thereof from Administrative Agent); (ii) not later than June 30 and December 31 of each calendar year, a Guarantor Certificate (as defined below), with the "Financial Covenants Certification" section completed in full; (iii) within ten (10) Business Days after Administrative Agent's request (but not sooner than the date on which the same is actually filed), a copy of Guarantor's filed federal income tax return for the preceding year; (iv) within five (5) Business Days after the filing of Guarantor's federal tax return, a certificate from an Independent Accountant confirming that such income tax return was properly filed and attaching evidence that all tax obligations stated therein to be due have been paid; and (v) within thirty (30) days after request by Administrative Agent, such other financial information with respect to Guarantor as Administrative Agent may reasonably request. Guarantor shall deliver to Administrative Agent a Guarantor Certificate with each items delivered pursuant to the foregoing clauses. As used herein, "Guarantor Certificate" means a certificate in the form attached to the Recourse Guaranty as Exhibit A.

9.Subordination of All Guarantor Claims. In the event of receivership, bankruptcy, reorganization, arrangement, debtor's relief, or other insolvency proceedings involving Guarantor as debtor, Administrative Agent and Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims (as defined below). Guarantor hereby assigns such dividends and payments to Administrative Agent. Should Administrative Agent receive, for application upon the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit upon the Guarantor Claims, then upon payment to Administrative Agent in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Administrative Agent to the extent that such payments to Administrative Agent on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Administrative Agent had not received dividends or payments upon the Guarantor Claims. As used herein, the term "Guarantor Claims" shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise (including, without limitation, all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor's payment of all or a portion of the Guaranteed Obligations). In the event that Guarantor should receive any payment which is prohibited by this Guaranty, Guarantor agrees to hold such payment in trust for Administrative Agent and promptly pay the same to Administrative Agent to the extent of any unpaid Guaranteed Obligations. Guarantor agrees that until the Project has been Completed and Guarantor's obligations hereunder have been paid and performed in full, any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Administrative Agent presently exist or are hereafter created or attached. Without the prior

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written consent of Administrative Agent, until the Project has been Completed and Guarantor's obligations hereunder have been indefeasibly paid and performed in full (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt), Guarantor shall not (a) exercise or enforce any creditor's right it may have against Borrower or (b) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

10.GOVERNING LAW; VENUE. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (OTHER THAN §§ 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), EXCEPT TO THE EXTENT THAT THE APPLICABILITY OF ANY OF SUCH LAWS MAY NOW OR HEREAFTER BE PREEMPTED BY FEDERAL LAW, IN WHICH CASE SUCH FEDERAL LAW SHALL SO GOVERN AND BE CONTROLLING. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

TUAN OLONA, LLP
ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR
NEW YORK, NEW YORK 10020
ATTENTION: HAN-HSIEN TUAN

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF LENDER OR ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST

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GUARANTOR IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS GUARANTY.

11.WAIVER OF RIGHT TO TRIAL BY JURY. GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER (BY THEIR ACCEPTANCE OF THIS GUARANTY) HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE SECURITY INSTRUMENT, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. THE PARTIES HERETO ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR.

12.Miscellaneous. All notices, consents, approvals and requests required or permitted hereunder shall be given (and shall be deemed effective) in the manner described in Section 8.6 of the Loan Agreement, and Guarantor's address for such purposes shall be the address of Guarantor set forth on the signature page hereof. No failure to exercise, and no delay in exercising, on the part of Lender or Administrative Agent, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, Guarantor may not assign any of its rights, powers, duties or obligations hereunder. This Guaranty embodies the entire agreement of Guarantor, Lender and Administrative Agent with respect to Guarantor's guaranty of the Guaranteed Obligations and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof. There are no oral agreements between Guarantor, Lender and Administrative Agent. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and all other provisions of this Guaranty shall remain in full force and effect. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced. If Guarantor consists of more than one Person, the obligations and liabilities of each such Person shall be joint and several. This Guaranty may be executed in counterparts.

13.Intercreditor Agreement. Guarantor hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mezzanine Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mezzanine Loan Administrative Agent, and that none of Guarantor, Borrower, or Mezzanine Borrower shall be third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mezzanine Loan Administrative Agent have no obligation to disclose to Guarantor the contents of any such intercreditor agreement. Guarantor's obligations hereunder are and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof.

[The Remainder of This Page is Intentionally Blank]

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EXECUTED as of the day and year first above written.

GUARANTOR:
NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust By: /s/ James Dondero Name: James Dondero Title: President and Principal Executed Officer

Address for purposes of notice: NexPoint Strategic Opportunities Fund 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

[Signatures continued on next page]

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GUARANTOR:
HCRE PARTNERS, LLC, a Delaware limited liability company By: /s/ Matt McGraner Name: Matt McGraner Title: Authorized Signatory

Address for purposes of notice: HCRE Partners, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

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Exhibit 10.17

GUARANTY OF REQUIRED EQUITY, REQUIRED PAY DOWN
AND MASTER LEASE

THIS GUARANTY OF REQUIRED EQUITY, REQUIRED PAY DOWN AND MASTER LEASE (this "Guaranty") is executed as of August 15, 2018, by NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust, and HCRE PARTNERS, LLC, a Delaware limited liability company (individually and collectively, "Guarantor"), for the benefit of ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as Administrative Agent for and on behalf of the Lenders from time to time party to the Loan Agreement defined below (together with its successors and/or assigns, "Administrative Agent").

RECITALS:

WHEREAS, pursuant to that certain Loan Agreement dated of even date herewith among CP TOWER OWNER, LLC, a Delaware limited liability company, and CP LAND OWNER, LLC, a Delaware limited liability company (collectively, "Borrower"), the Lenders from time to time party thereto, and Administrative Agent (as the same may be amended, the "Loan Agreement"), Lender has agreed to make a Loan to Borrower on the terms and conditions described therein; capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement; and

WHEREAS, Lender is not willing to make the Loan to Borrower unless Guarantor executes and delivers this Guaranty.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor hereby agrees as follows:

1.Guaranty of Obligation.

(a)Guarantor hereby irrevocably and unconditionally guarantees to Administrative Agent (for the benefit of the Lenders) the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is fully and personally liable for the Guaranteed Obligations as a primary obligor as set forth herein. As used herein, the term "Guaranteed Obligations" means the payment of (i) the Required Equity (as defined in the Loan Agreement) pursuant to Section 5.1.14 of the Loan Agreement; (ii) all Leasing Expenditures in excess of the aggregate Additional Advances allocated for Leasing Expenditures pursuant to the Loan Agreement (the "Leasing Expenditures Guaranty"); provided, however, the maximum sum of such Leasing Expenditures Guaranty shall not exceed the sum of $9,600,000.00; (iii) the sum of the Required Pay Down, plus all other amounts due pursuant to Section 5.1.19 of the Loan Agreement, when required pursuant to Section 5.1.19 of the Loan Agreement; and (iv) all amounts that are due and payable under the Master Lease.

(b)Guarantor acknowledges and agrees that the unpaid amount of the Guaranteed Obligations as described in this Section 1, if not paid when due pursuant to this Guaranty and the other Loan Documents, shall, at Administrative Agent's election in its sole and absolute discretion, be deemed to be added to and form a part of the Debt for all purposes under the Loan Documents (it being agreed that neither Administrative Agent nor Lender shall be required to demonstrate that it has suffered a Loss in such amount in order to recover such amounts from Guarantor). For the avoidance of doubt, Guarantor's obligation to pay the unpaid amount of the Guaranteed Obligations as described in this Section 1 shall survive any foreclosure

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or the giving of any deed-in-lieu of foreclosure with respect to the Property, and shall not be reduced or limited by any repayment of the Loan or by any amount bid by Administrative Agent in connection with any foreclosure under the Loan Documents. Guarantor acknowledges and agrees that its obligations under this Guaranty to pay to Administrative Agent the unpaid amount of the Guaranteed Obligations as described in this Section 1 are separate and distinct from any obligation of Borrower to repay the Debt, and that such obligation does not constitute a guaranty of the Loan or of any of Borrower's obligations with respect to the Loan except to the extent that such unpaid amount of the Guaranteed Obligations as described in this Section 1 are actually added to and form a part of the Debt as provided above.

2.Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and if Guarantor is a natural person, shall continue to be effective after Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and heirs).

3.Waivers. Guarantor agrees and acknowledges that it has received copies of the Loan Documents, and hereby waives notice of (a) any loans or advances made by Lender to Borrower, (b) acceptance of this Guaranty, (c) any amendment or extension of the Loan Documents, (d) the execution and delivery by Borrower and Administrative Agent and/or Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (e) the occurrence of any Default or Event of Default, (f) Administrative Agent's transfer or disposition of the Guaranteed Obligations, or any part thereof, to any Person acquiring all or any portion of (or any interest in) the Loan, (g) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (h) protest, proof of non-payment or default by Borrower, and (i) any other action at any time taken or omitted by Lender or Administrative Agent, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations, except such notices and demands expressly required in the Loan Documents. In addition Guarantor hereby expressly waives: (i) any right to revoke this Guaranty; (ii) any right to require Lender or Administrative Agent to do any of the following before Guarantor is obligated to pay or perform the Guaranteed Obligations or before Administrative Agent may proceed against Guarantor: (A) sue or exhaust remedies against Borrower or any other person liable for the Guaranteed Obligations or any portion thereof; (B) sue on an accrued right of action in respect of any of the Guaranteed Obligations or bring any other action, exercise any other right, or exhaust any other remedy; (C) enforce rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (D) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty; or (E) mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations; (iii) any right relating to the timing, manner or conduct of Administrative Agent's enforcement of rights against Borrower's assets or the collateral pledged by Borrower to secure the Guaranteed Obligations; (iv) if Guarantor and/or Borrower (or any other person) have each pledged assets to secure the Guaranteed Obligations, any right to require Lender or Administrative Agent to proceed first against collateral pledged by Borrower (or any other person) before proceeding against the collateral pledged by Guarantor; (v) promptness, diligence, notice of any default, notice of nonpayment or nonperformance, notice of acceleration or intent to accelerate, demand for payment or performance, acceptance or notice of acceptance of this Guaranty, presentment, notice of protest, notice of dishonor, notice of the incurring by Borrower of additional indebtedness, notice of any suit or other action by Administrative Agent against Borrower or any other person, any notice to any person liable for the obligation which is the subject of the suit or action, and all other notices and demands with respect to the Guaranteed Obligations and this Guaranty; and (vi) any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor

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to the rights of Lender or Administrative Agent), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise prior to satisfaction in full of Guarantor's obligations hereunder (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

4.Payment of Expenses. In the event that Guarantor should fail to timely perform any provisions of this Guaranty, Guarantor shall, within ten (10) days of written demand by Administrative Agent, pay Administrative Agent all out-of-pocket costs and expenses (including court costs and reasonable attorneys' fees) actually incurred by Lender or Administrative Agent in the enforcement hereof or the preservation of Lender or Administrative Agent's rights hereunder, together with interest thereon at the Default Rate from the date of demand by Administrative Agent until the date of payment to Administrative Agent. Any amounts payable to Administrative Agent hereunder shall be due and payable on written demand and, if not paid within ten (10) days of such demand therefor, shall bear interest at the Default Rate from the date payment was due. This Section 4 shall survive the payment and performance of the Guaranteed Obligations.

5.Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender or Administrative Agent must rescind or restore any payment, or any part thereof, received by Lender or Administrative Agent in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender or Administrative Agent shall be without effect, Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor's obligations hereunder shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

6.No Discharge. Except as otherwise expressly provided in this Guaranty, Guarantor agrees that its obligations under this Guaranty shall not be released, diminished, or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following: (a) any modification, extension, or increase of all or any part of the Guaranteed Obligations or the Loan Documents; (b) any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender or Administrative Agent to Borrower or Guarantor; (c) the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations, or any dissolution of Borrower or Guarantor, or any payment by Borrower to Lender or Administrative Agent being held to constitute a preference under bankruptcy laws or for any reason Lender or Administrative Agent is required to refund such payment or pay such amount to Borrower or someone else pursuant to any applicable Federal or State bankruptcy or insolvency law relating to the bankruptcy or insolvency of Borrower or Guarantor; (d) any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor, or the reorganization, merger or consolidation of Borrower into or with any other corporation or entity; (e) the invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with or evidencing the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the

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officers or representatives executing the Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) the Borrower (or any other Person) has valid defenses (except the defense of payment or performance of the applicable Guaranteed Obligation), claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially reduced or uncollectible from Borrower (whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations, the transactions creating the Guaranteed Obligations or otherwise), (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason; (f) any full or partial release of the liability of Borrower for any part of the Guaranteed Obligations, or of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other Persons will be liable to pay or perform the Guaranteed Obligations, or that Lender or Administrative Agent will look to other Persons to pay or perform the Guaranteed Obligations; (g) the taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations; (h) any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations; (i) the failure of Lender or Administrative Agent or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure; or (j) any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt).

7.Representations and Warranties. To induce Administrative Agent and Lender to enter into the Loan Documents, Guarantor represents and warrants to Administrative Agent and Lender as follows: (a) Guarantor has received, or will receive, direct or indirect benefit from the making of the Loan to Borrower; (b) Guarantor is familiar with the financial condition of the Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Guaranteed Obligations (however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty); (c) neither Administrative Agent nor any Lender or other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty; (d) as of the date hereof, giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is solvent, and has assets which, fairly valued, exceed its obligations, liabilities

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(including contingent liabilities) and debts, and has property and assets sufficient to satisfy and repay its obligations and liabilities; and (e) this Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by general principles of equity and bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights. All representations and warranties made by Guarantor herein shall survive the execution hereof.

8.Financial Covenants; Reporting. Guarantor (together with all Persons that constitute Guarantor) shall at all times (a) maintain a Guarantor Net Worth (as defined in that certain Guaranty of Recourse Obligations dated of even date herewith (the "Recourse Guaranty")) of at least ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00), and (b) own Liquid Assets (as defined in the Recourse Guaranty), in its own name, of at least FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00). Guarantor shall deliver to Administrative Agent: (i) within ninety (90) days after the end of each calendar year, a complete copy of Guarantor's annual financial statements prepared by an Independent Accountant in accordance with the Approved Accounting Method (provided, however, audited statements shall be delivered to Administrative Agent within sixty (60) days of Administrative Agent's request therefor during the existence of an Event of Default or at any other time up to two (2) times during the term of the Loan in the event that Administrative Agent reasonably determines that the financial statements delivered by Guarantor are incomplete, inconsistent, or inaccurate, and Guarantor has not corrected any such deficiencies within fifteen (15) days of written notice thereof from Administrative Agent); (ii) not later than June 30 and December 31 of each calendar year, a Guarantor Certificate (as defined below), with the "Financial Covenants Certification" section completed in full; (iii) within ten (10) Business Days after Administrative Agent's request (but not sooner than the date on which the same is actually filed), a copy of Guarantor's filed federal income tax return for the preceding year; (iv) within five (5) Business Days after the filing of Guarantor's federal tax return, a certificate from an Independent Accountant confirming that such income tax return was properly filed and attaching evidence that all tax obligations stated therein to be due have been paid; and (v) within thirty (30) days after request by Administrative Agent, such other financial information with respect to Guarantor as Administrative Agent may reasonably request. Guarantor shall deliver to Administrative Agent a Guarantor Certificate with each items delivered pursuant to the foregoing clauses. As used herein, "Guarantor Certificate" means a certificate in the form attached to the Recourse Guaranty as Exhibit A.

9.Subordination of All Guarantor Claims. In the event of receivership, bankruptcy, reorganization, arrangement, debtor's relief, or other insolvency proceedings involving Guarantor as debtor, Administrative Agent and Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims (as defined below). Guarantor hereby assigns such dividends and payments to Administrative Agent. Should Administrative Agent receive, for application upon the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit upon the Guarantor Claims, then upon payment to Administrative Agent in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Administrative Agent to the extent that such payments to Administrative Agent on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Administrative Agent had not received dividends or payments upon the Guarantor Claims. As used herein, the term "Guarantor Claims" shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise (including, without limitation, all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor's payment of all or a portion of the Guaranteed

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Obligations). In the event that Guarantor should receive any payment which is prohibited by this Guaranty, Guarantor agrees to hold such payment in trust for Administrative Agent and promptly pay the same to Administrative Agent to the extent of any unpaid Guaranteed Obligations. Guarantor agrees that until the Debt is repaid in full and Guarantor's obligations hereunder have been paid and performed in full, any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Administrative Agent presently exist or are hereafter created or attached. Without the prior written consent of Administrative Agent, until the Debt is indefeasibly repaid in full and Guarantor's obligations hereunder have been indefeasibly paid and performed in full (except for only those obligations which, by their express terms, survive indefeasible repayment of the Debt), Guarantor shall not (a) exercise or enforce any creditor's right it may have against Borrower or (b) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

10.GOVERNING LAW; VENUE. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (OTHER THAN §§ 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), EXCEPT TO THE EXTENT THAT THE APPLICABILITY OF ANY OF SUCH LAWS MAY NOW OR HEREAFTER BE PREEMPTED BY FEDERAL LAW, IN WHICH CASE SUCH FEDERAL LAW SHALL SO GOVERN AND BE CONTROLLING. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

TUAN OLONA, LLP
ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR
NEW YORK, NEW YORK 10020
ATTENTION: HAN-HSIEN TUAN

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED

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AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF LENDER OR ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST GUARANTOR IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS GUARANTY.

11.WAIVER OF RIGHT TO TRIAL BY JURY. GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER (BY THEIR ACCEPTANCE OF THIS GUARANTY) HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE SECURITY INSTRUMENT, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR, ADMINISTRATIVE AGENT, AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. THE PARTIES HERETO ARE HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR.

12.Miscellaneous. All notices, consents, approvals and requests required or permitted hereunder shall be given (and shall be deemed effective) in the manner described in Section 8.6 of the Loan Agreement, and Guarantor's address for such purposes shall be the address of Guarantor set forth on the signature page hereof. No failure to exercise, and no delay in exercising, on the part of Lender or Administrative Agent, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, Guarantor may not assign any of its rights, powers, duties or obligations hereunder. This Guaranty embodies the entire agreement of Guarantor, Lender and Administrative Agent with respect to Guarantor's guaranty of the Guaranteed Obligations and supersedes any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof. There are no oral agreements between Guarantor, Lender and Administrative Agent. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and all other provisions of this Guaranty shall remain in full force and effect. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced. If Guarantor consists of more than one Person, the obligations and liabilities of each such Person shall be joint and several. This Guaranty may be executed in counterparts.

13.Intercreditor Agreement. Guarantor hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mezzanine Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mezzanine Loan Administrative Agent, and that none of Guarantor, Borrower, or Mezzanine Borrower shall be

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third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mezzanine Loan Administrative Agent have no obligation to disclose to Guarantor the contents of any such intercreditor agreement. Guarantor's obligations hereunder are and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof.

[The Remainder of This Page is Intentionally Blank]

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EXECUTED as of the day and year first above written.

GUARANTOR:
NEXPOINT STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust By: /s/ James Dondero Name: James Dondero Title: President and Principal Executed Officer

Address for purposes of notice: NexPoint Strategic Opportunities Fund 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner Email: mmcgraner@highlandcapital.com

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

[Signatures continued on next page]

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GUARANTOR:
HCRE PARTNERS, LLC, a Delaware limited liability company By: /s/ Matt McGraner Name: Matt McGraner Title: Authorized Signatory

Address for purposes of notice: HCRE Partners, LLC 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner Email: mmcgraner@highlandcapital.com

With a copy to: Wick Phillips 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D. C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

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Exhibit 10.18

JOINDER AGREEMENT OF NEW INDEMNITOR

THIS JOINDER AGREEMENT OF NEW INDEMNITOR (this “Joinder Agreement”), is dated as of March 8, 2022, and is made by NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust (the “New Indemnitor”), NEXPOINT HOSPITALITY TRUST, a real estate investment trust formed under the laws of the Province of Ontario (“NexPoint Hospitality Trust”) and NEXPOINT REAL ESTATE ADVISORS, L.P., a Delaware limited partnership (“NexPoint Advisors” and together with NexPoint Hospitality Trust, the “Existing Indemnitor”) in favor of and delivered to ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as Administrative Agent for and on behalf of the Lenders from time to time party to the Loan Agreement defined below (together with its successors and/or assigns, “Administrative Agent”) under that certain Loan Agreement dated as of February 28, 2019, by and among 2325 STEMMONS TRS, INC., a Delaware corporation, 2325 STEMMONS HOTEL PARTNERS, LLC, HCRE ADDISON, LLC, HCRE ADDISON TRS, LLC, HCRE PLANO, LLC, HCRE PLANO TRS, LLC, HCRE LAS COLINAS, LLC, HCRE LAS COLINAS TRS, LLC, NHT SP, LLC, and NHT SP TRS, LLC, each a Delaware limited liability company (collectively, “Borrower”), the Lenders from time to time party thereto, and Administrative Agent (as the same may be amended, revised, modified, supplemented or amended and restated from time to time, the “Loan Agreement”). All capitalized terms not otherwise defined in this Joinder Agreement shall have the meanings given to such terms in the Loan Agreement.

RECITALS

A.Lenders agreed to make a Loan to Borrower pursuant to the terms and conditions of the Loan Agreement. The Loan is secured by, among other things, the Security Instrument.

B.In connection with the Loan, (i) NexPoint Advisors and NHT Holdco LLC, a Delaware limited liability company (“Holdco”), executed and delivered that certain Guaranty of Recourse Obligations (the “Guaranty of Recourse Obligations”) in favor of the Administrative Agent dated as of February 28, 2019; (ii) Holdco executed and delivered that certain Completion Guaranty (the “Completion Guaranty”) in favor of the Administrative Agent dated as of February 28, 2019; and (iii) the Borrower, Holdco, and Existing Indemnitor executed and delivered that certain Environmental Indemnity Agreement (the “Environmental Indemnity”) in favor of the Administrative Agent dated February 28, 2019. The Guaranty of Recourse Obligations together with the Completion Guaranty and the Environmental Indemnity are collectively referred to in this Joinder Agreement as the “Guaranty”.

C.Pursuant to that certain Joinder Agreement of New Indemnitor and Release of Prior Indemnitor dated May 1, 2019, among Holdco, NexPoint Advisors and NexPoint Hospitality Trust, Holdco was released from its obligations under the Guaranty and NexPoint Hospitality Trust assumed the obligations of Holdco under the Guaranty.

D.Pursuant to Section 8 of the Guaranty of Recourse Obligations, Existing Indemnitor is required to (i) maintain a Guarantor Net Worth (as defined therein) of at least

$90,000,000.00, and (ii) own Liquid Assets (as defined therein), in its own name, of at least $10,000,000.00.

E.The Existing Indemnitor acknowledges and agrees that it fails to satisfy both the net worth and liquidity requirements under Section 8 of the Guaranty of Recourse Obligations as of the date hereof.

F.Pursuant to Section 6.1(j) of the Loan Agreement, it is an Event of Default if the Existing Indemnitor breaches any of its net worth or liquidity requirements under the Loan Documents.

G.In order to cure the Event of Default identified in Recital F, New Indemnitor agrees to execute this Joinder Agreement.

1.Benefit to New Indemnitor. New Indemnitor represents and warrants that (i) it has received, or will receive, direct and/or indirect benefit from the Loan to Borrower, and (ii) has received, or will receive, direct and/or indirect benefit from executing this Joinder Agreement and becoming a “Guarantor” under the Guaranty.

2.Assumption by New Indemnitor of Guaranty of Recourse Obligations. From and after the date hereof, New Indemnitor hereby, jointly and severally together with Existing Indemnitor, assumes and agrees to be liable and responsible for and bound by all of the obligations, agreements and liabilities under the Guaranty of Recourse Obligations, as fully and completely as if the New Indemnitor had originally executed and delivered such Guaranty of Recourse Obligations as the guarantor/indemnitor thereunder. New Indemnitor further agrees to pay, perform and discharge each and every obligation of payment and performance of any guarantor/indemnitor under, pursuant to and as set forth in the Guaranty of Recourse Obligations at the time, in the manner and otherwise in all respects as therein provided. From and after the date hereof, the Guaranty of Recourse Obligations is amended to provide that all references to the term “Guarantor” used in the Guaranty of Recourse Obligations shall mean and refer to New Indemnitor and Existing Indemnitor collectively.

3.Assumption by New Indemnitor of Completion Guaranty. From and after the date hereof, New Indemnitor hereby, jointly and severally together with NexPoint Hospitality Trust, assumes and agrees to be liable and responsible for and bound by all of the obligations, agreements and liabilities under the Completion Guaranty, as fully and completely as if the New Indemnitor had originally executed and delivered such Completion Guaranty as the guarantor/indemnitor thereunder. New Indemnitor further agrees to pay, perform and discharge each and every obligation of payment and performance of any guarantor/indemnitor under, pursuant to and as set forth in the Completion Guaranty at the time, in the manner and otherwise in all respects as therein provided. From and after the date hereof, the Completion Guaranty is amended to provide that all references to the term “Guarantor” used in the Completion Guaranty shall mean and refer to New Indemnitor and NexPoint Hospitality Trust collectively.

4.Assumption by New lndemnitor of Environmental Indemnity. New Indemnitor, jointly and severally together with Existing Indemnitor, assumes and agrees to be liable and responsible for and bound by all of the obligations, agreements and liabilities under the Environmental Indemnity as fully and completely as if New Indemnitor had signed such Environmental Indemnity as the indemnitor/guarantor thereunder. New Indemnitor further

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agrees to pay, perform, and discharge each and every obligation of payment and performance of any guarantor/indemnitor under, pursuant to and as set forth in the Environmental Indemnity at the time, in the manner and otherwise in all respects as therein provided. The liability of New Indemnitor under this Section 4 shall be joint and several with that of Borrower and Existing Indemnitor. From and after the date hereof, the Environmental Indemnity is amended to provide that (a) all references to the term “Guarantor” used in the Environmental Indemnity shall mean and refer to the New Indemnitor and the Existing Indemnitor collectively and (b) all references to the term “Indemnitor” used in the Environmental Indemnity shall mean and refer to the New Indemnitor, the Existing Indemnitor, and the Borrower collectively.

5.Conditions to Release of New Indemnitor1. Administrative Agent for and on behalf of the Lenders acknowledges and agrees that the New Indemnitor shall be released as a “Guarantor” under the Guaranty at such time all of the following conditions have been satisfied in Lenders’ sole and absolute discretion: (a) no Event of Default exists, (b) the Existing Indemnitor concurrently delivers to the Administrative Agent all of the following documents: (i) a complete set of its audited financial statements prepared by an Independent Accountant in accordance with an Approved Accounting Method which indicate that the Existing Indemnitor independently complies with the requirements of Section 8 of the Guaranty of Recourse Obligations, (ii) a Guarantor Certificate (as defined in the Guaranty of Recourse Obligations), with the “Financial Covenants Certification” section completed in full certifying that the Existing Indemnitor complies with the requirements of Section 8 of the Guaranty of Recourse Obligations, (iii) a written confirmation certifying the New Indemnitor’s and Existing Indemnitor’s compliance with all terms and conditions of the Guaranty, and (iii) any and all other documents, items, and/or information that the Administrative Agent, in its sole and absolute discretion, may require to ensure that the conditions under subsections (a) and (b) above have been satisfied. Nothing contained in this Section 5 shall be deemed to amended or modify any of the reporting obligations of the “Guarantor” under Section 8 of the Guaranty of Recourse Obligations. Furthermore, in the event New Indemnitor is released upon the Lenders’ determining that all of the conditions in this Section 5 have been satisfied, the Security Instrument and all other Loan Documents (other than the Guaranty) and all liens and security interests granted therein by any party (other than the New Indemnitor) shall remain unmodified and in full force and effect. The Administrative Agent is signing this Joinder Agreement for and on behalf of the Lenders solely for the purpose of acknowledging and agreeing to the conditions that must occur in order for the New Indemnitor to be released as a “Guarantor” under the Guaranty.

6.Confirmation of Continuing Liability by Existing lndemnitor. Existing Indemnitor hereby acknowledges and agrees that (a) Existing Indemnitor has reviewed, and consents to, the terms of this Joinder Agreement, (b) Existing Indemnitor unconditionally ratifies and confirms, renews and reaffirms all of its obligations and liabilities under the Guaranty of Recourse Obligations and the Environmental Indemnity, and (c) such obligations and liabilities remain in full force and effect, binding on and enforceable against it in accordance with their respective terms, covenants and conditions, without impairment. In addition to acknowledging and agreeing to those matters set forth under subsections (a), (b), and (c) above as a part of the Existing Indemnitor, NexPoint Hospitality Trust hereby acknowledges and agrees that (i) NexPoint Hospitality Trust unconditionally ratifies and confirms, renews and reaffirms all of its obligations and liabilities under the Completion Guaranty, and (ii) such obligations and liabilities remain in full force and effect, binding on and enforceable against it in accordance with their respective terms, covenants and conditions, without impairment.

1 NTD: Subject to Lender’s review.

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7.Confirmation of Representations. New Indemnitor confirms the truth and accuracy of all representations and warranties set forth in the Guaranty of Recourse Obligations, the Completion Guaranty, and the Environmental Indemnity, as applicable. In addition, New Indemnitor and Existing Indemnitor each represents and warrants, as of the date of this Joinder Agreement, that no Event of Default has occurred and is continuing except for the Event of Default cured by this Joinder Agreement.

8.Authority Representations by New Indemnitor. The execution and delivery of this Joinder Agreement, and performance by New Indemnitor under this Joinder Agreement, the Guaranty of Recourse Obligations, and the Environmental Indemnity will not (a) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to New Indemnitor or (b) result in a breach of or constitute or cause a default under any indenture, agreement, lease or instrument to which New Indemnitor is a party or by which the Property may be bound or affected. New Indemnitor has the power and requisite authority to execute, deliver and perform their respective obligations under this Joinder Agreement and any other document executed in connection herewith and, upon execution and delivery of the necessary resolution as required by the terms of that certain Omnibus Amendment Agreement dated on or about the date hereof by and among the Borrower, New Indemnitor, NexPoint Hospitality Trust, NexPoint Advisors, NexPoint Real Estate Trust and the Administrative Agent, New Indemnitor shall be duly authorized to, and shall have taken all actions necessary to authorize such party to, execute, deliver and perform its obligations under this Joinder Agreement. This Joinder Agreement, , upon execution and delivery of the necessary resolution as required by the terms of that certain Omnibus Amendment Agreement dated on or about the date hereof by and among the Borrower, New Indemnitor, NexPoint Hospitality Trust, NexPoint Advisors, NexPoint Real Estate Trust and the Administrative Agent, New Indemnitor, shall constitute legal, valid and binding obligations of New Indemnitor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). No consent, approval, authorization or order of any court or Governmental Authority or any third party is required in connection with the execution and delivery by New Indemnitor of this Joinder Agreement or to consummate the transactions contemplated hereby, which consent has not been obtained.

9.Acknowledgement by the Existing Indemnitor. The Existing Indemnitor acknowledges that this Joinder Agreement, as executed by the New Indemnitor, shall be conclusively taken to have been executed by, or by an officer of the New Indemnitor on behalf of, the trustees of the New Indemnitor only in their capacity as trustees. The Existing Indemnitor hereby disavow any liability upon and waive any claims against holders of trust units of the New Indemnitor (“REIT Units”) and any annuitants or beneficiaries of a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan or similar plan or under plans of which holders of REIT Units act as trustee or carrier, and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any trustee or officers, employees or agents of the New Indemnitor or any holder of REIT Units or such annuitant or beneficiary, but only the property of the New Indemnitor from time to time owned thereby shall be bound. It is agreed that the benefit of this provision is restricted to the trustees of the New Indemnitor, each holder of REIT Units, such annuitants or beneficiaries and officers, employees or agents of the New Indemnitor and, solely for that purpose, the undersigned signing officer(s) of the New Indemnitor have entered into this provision as agent(s) and trustee(s) for and on behalf of the trustees of the New Indemnitor, each holder of REIT Units, each such annuitant or beneficiary and officers, employees or agents of the New Indemnitor.

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10.Notices to New lndemnitor. Administrative Agent shall deliver any notices to New Indemnitor which are required to be delivered pursuant to the Guaranty to the same address and the same manner as that set forth for the Existing Indemnitor in the Guaranty.

11.Counterparts. This Joinder Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.Governing Law. This Joinder Agreement shall be interpreted, construed, and enforced in accordance with the governing law provisions of the Guaranty of Recourse Obligations, the Completion Guaranty, and the Environmental Indemnity, as applicable.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

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The undersigned New Indemnitor and Existing Indemnitor have executed and delivered this Joinder Agreement to be effective as of the date hereof.

NEW INDEMNITOR:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a statutory trust organized under the Delaware Statutory Trust Statute

By: /s/ James Dondero_________________
Name: James Dondero
Title: President and Principal Executive Officer

EXISTING INDEMNITOR:

NEXPOINT REAL ESTATE ADVISORS, L.P., a Delaware limited partnership

By: /s/ Matt McGraner________________
Name: Matt McGraner
Title: Executive Vice President

NEXPOINT HOSPITALITY TRUST, a real estate investment trust formed under the laws of the Province of Ontario

By: /s/ Brian Mitts____________________
Name: Brian Mitts
Title: Corporate Secretary

[Signatures Continued on Next Page]

(Joinder Agreement of New Indemnitor - Signature Page)

ACKLOWLEDGED AND AGREED (solely as to the conditions
of New Indemnitor’s release set forth in Section 5 of this Joinder
Agreement)

ADMINSTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP, a Delaware limited
partnership, in its capacity as Administrative Agent for and on behalf of the Lenders

By: ACORE Capital Mortgage GP, LLC, a Delaware
limited liability company, its General Partner

By: /s/ David Dancer______________________
Name: David Dancer
Title: Authorized Signatory

(Joinder Agreement of New Indemnitor - 2nd Signature Page)

Exhibit 10.19

OMNIBUS AMENDMENT AGREEMENT

This OMNIBUS AMENDMENT AGREEMENT (this “Agreement”), dated as of March 8, 2022 (the “Effective Date”), is made and entered into by and among NHT SP TRS, LLC, a Delaware limited liability company, NHT SP, LLC, a Delaware limited liability company, 2325 STEMMONS TRS, INC., a Delaware corporation, 2325 STEMMONS HOTEL PARTNERS, LLC, a Delaware limited liability company, HCRE ADDISON, LLC, a Delaware limited liability company, HCRE ADDISON TRS, LLC, a Delaware limited liability company, HCRE PLANO, LLC, a Delaware limited liability company, HCRE PLANO TRS, LLC, a Delaware limited liability company, HCRE LAS COLINAS, LLC, a Delaware limited liability company, and HCRE LAS COLINAS TRS, LLC, a Delaware limited liability company (collectively, the “Borrower”), NEXPOINT HOSPITALITY TRUST, a real estate investment trust formed under the laws of the Province of Ontario (“NexPoint Hospitality Trust”), NEXPOINT REAL ESTATE ADVISORS, L.P., a Delaware limited partnership (“NexPoint Advisors”), and NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust (“NexPoint Real Estate Trust” together with NexPoint Advisors and NexPoint Hospitality Trust, the “Guarantor,” and together with the Borrower, the “Obligors”), and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for and on behalf of the Lenders (as defined in the Loan Agreement (as such term is defined below)) (in such capacity, together with its successors and assigns, the “Administrative Agent”).

BACKGROUND

A.The Borrower, the Administrative Agent and the Lenders are parties to that certain Loan Agreement, dated as of February 28, 2019 (as the same may have been amended, restated, replaced, supplemented or otherwise modified from time to time, the “Loan Agreement”), pursuant to which the Lenders made a loan (the “Loan”) to the Borrower, which Loan is evidenced by the Loan Agreement and the other Loan Documents (as defined in the Loan Agreement). All capitalized terms that are used without being defined herein shall have the meanings given to such terms in the Loan Agreement.

B.In connection with the Loan, (i) NexPoint Advisors and NHT Holdco LLC, a Delaware limited liability company (“Holdco”), executed and delivered to the Administrative Agent that certain Guaranty of Recourse Obligations dated February 28, 2019 (the “Recourse Guaranty”), (ii) Holdco executed and delivered to the Administrative Agent that certain Completion Guaranty dated February 28, 2019 (the “Completion Guaranty”), and (iii) the Borrower, Holdco, and NexPoint Advisors executed and delivered to the Administrative Agent that certain Environmental Indemnity Agreement dated February 28, 2019 (the “Environmental Indemnity). The Guaranty of Recourse Obligations together with the Completion Guaranty and the Environmental Indemnity are collectively referred to in this Agreement as the “Guaranty”).

C.Pursuant to that certain Joinder Agreement of New Indemnitor and Release of Prior Indemnitor dated May 1, 2019, among Holdco, NexPoint Advisors and NexPoint Hospitality Trust, Holdco was released from its obligations under the Guaranty and NexPoint Hospitality Trust assumed the obligations of Holdco under the Guaranty.

D.The Loan Agreement and other Loan Documents (as defined in the Loan Agreement) were previously amended pursuant to that certain Limited Consent and Omnibus Amendment Agreement, executed by the Borrower, NexPoint Advisors, NexPoint Hospitality Trust, and Administrative Agent, dated as of May 13, 2020 (“First Amendment”), and further amended pursuant to that Second Limited Consent and Omnibus Amendment

Agreement executed by Borrower, NexPoint Advisors, NexPoint Hospitality Trust, and Administrative Agent, dated as of October 6, 2021, but effective as of June 9, 2021 (the “Second Amendment”).

E.Pursuant to that certain Joinder Agreement of New Indemnitor (the “Joinder Agreement”) to be executed by the Guarantor simultaneously herewith, NexPoint Real Estate Trust will become a “Guarantor” under the Guaranty.

F.Pursuant to the Loan Agreement, the Borrower intends to exercise the remaining options to extend the Maturity Date to the Payment Date in March, 2024.

G.In connection with the NexPoint Real Estate Trust becoming a “Guarantor” under the Guaranty and the extension of the Maturity Date, the parties hereto desire to amend the Loan Agreement as set forth in this Agreement.

H.Capitalized terms used but not defined in this Agreement have the meaning given to them in the Loan Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and incorporating the above Background by reference herein, the Obligors and the Administrative Agent, for and on behalf of the Lenders, intending to be legally bound hereby, agree as follows:

ARTICLE I

AMENDMENTS TO LOAN AGREEMENT

1.1 Defined Terms. The following definitions contained in Section 1.1 of the Loan Agreement are amended to read in the respective entireties as follows:

“Cash Management Event” means the existence of any of the following: (a) the existence of an Event of Default; or (b) the occurrence of a Mezzanine Loan Event of Default (until the receipt by Administrative Agent of a Mezzanine Loan Event of Default Revocation Notice).

“Environmental Indemnity” means that certain Environmental Indemnity Agreement dated as of February 28, 2019, executed by Borrower, NHT Holdco, LLC, a Delaware limited liability company (“Holdco”), and NexPoint Real Estate Advisors, L.P., a Delaware limited partnership (“NexPoint”), in connection with the Loan for the benefit of the Administrative Agent, as amended by that certain Joinder Agreement of New Indemnitor and Release of Prior Indemnitor dated May 1, 2019, among Holdco, NexPoint Hospitality Trust, a real estate investment trust formed under the laws of the Province of Ontario (“NexPoint Hospitality Trust”), and NexPoint (the “First Joinder”), and further amended by that certain Joinder Agreement of New Indemnitor dated March 8, 2022, among NexPoint Diversified Real Estate Trust, a Delaware statutory trust (“NexPoint Real Estate Trust”), NexPoint Hospitality Trust, and NexPoint (the “Second Joinder”), as the same may be amended, restated, replaced, supplemented otherwise modified from time to time.

“Guarantor” means, collectively, NexPoint, NexPoint Hospitality Trust, and NexPoint Diversified Real Estate Trust, together with their successors and permitted assigns; provided, however, NexPoint Real Estate Trust shall automatically be removed from this definition of Guarantor at such time (if ever) NexPoint Real Estate Trust is released under the Recourse Guaranty, the Completion Guaranty, and the Environmental Indemnity by satisfying the conditions to its release under Section 5 of the Second Joinder.

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“Guaranty” means individually and collectively as the context may require: (i) that certain Guaranty of Recourse Obligations dated February 28, 2019, originally from Holdco and NexPoint to and for the benefit of the Administrative Agent, as amended by the First Joinder, and further amended by the Second Joinder, as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time (the “Recourse Guaranty”); and (ii) that certain Completion Guaranty dated as of February 28, 2019, originally from Holdco to and for the benefit of the Administrative Agent, as amended by the First Joinder, and further amended by the Second Joinder, as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time (the “Completion Guaranty”).

"Maturity Date" means (a) the Payment Date in March, 2024, or (b) the date on which the Debt has been accelerated as herein provided.

"Monthly Payment Amount" means, as of any Payment Date, all accrued and unpaid interest that has accrued on the Outstanding Principal Balance at the Interest Rate for the Interest Period in effect as of the day immediately preceding such Payment Date.

1.2 The sixth (6th) sentence of Section 3.2(c) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

In addition to the quarterly deposits required above, on or before the Payment Date in March, 2022, and continuing for a period of 12 successive Payment Dates, Borrower shall also make monthly deposits to the Project Expenditure Reserve in an amount equal to $200,000.00, which represents one twelfth (1/12th) of the amount estimated by Administrative Agent as necessary to improve the Hilton Garden Inn for future anticipated property improvement plans that will be required by the Franchisor atter such Payment Date.

1.3 Required Principal Prepayment. On or before the earlier to occur of (i) the closing of the sale by NexPoint Hospitality Trust of the following properties: DoubleTree Vancouver, WA; DoubleTree Tigard, WA; DoubleTree Olympia, WA; DoubleTree Beaverton, OR; and DoubleTree Bend, OR (each as more particularly described on Exhibit A to the Mezzanine Loan Agreement) and (ii) July 31, 2022, the Borrower shall make a principal payment to the Administrative Agent in an amount equal to $6,400,000.00.

1.4 Restrictions on Distributions. During any period where the Debt Yield is below 9.00%, Borrower shall not make, nor shall permit to be made, any distributions or other disbursements (including without limitation, any distributions of any kind, returns of capital or repayments of any loans (in each case, whether in cash, assets, equity interests or proceeds of any kind)), other than disbursements made for payment of any interest and principal payments due and payable under the current PPP Loan Documents (as defined in the Consent Agreement) (but excluding the principal balance due upon any acceleration of the maturity date under the current PPP Loan Documents).

ARTICLE II
CONDITIONS PRECEDENT

This Agreement and the amendments contained herein are conditioned upon the fulfillment by the Obligors of all of the following conditions precedent, in addition to Obligors’ compliance with all other obligations set forth in this Agreement:

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2.1 Documents to be Delivered to Administrative Agent. The Obligors shall deliver, or cause to be delivered to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, all of the following:

(a)this Agreement, duly executed by all of the Obligors;

(b)the Joinder Agreement in the form attached hereto as Exhibit A, duly executed by the Guarantor; and

(c)such other Obligor-related or Property-related information and/or documentation as may be required by the Administrative Agent, in its sole discretion.

2.1Liability for Payment of Fees and Expenses.

(a)The Borrower must pay the Administrative Agent by the Effective Date all out-of-pocket costs and expenses, including, without limitation, all costs and expenses of outside legal counsel, incurred by the Administrative Agent in conjunction with the preparation, negotiation, and closing of this Agreement and the Joinder Agreement.

(b)On the Effective Date, the Borrower shall pay the Administrative Agent an extension fee equal in the amount of 0.50% of the Outstanding Principal Balance.

(c)Additionally, the Obligors shall pay to the Administrative Agent by the Effective Date a processing fee in the amount of $5,000.00 in connection with the negotiation and execution of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent, for and on behalf of the Lenders, to enter into this Agreement and as consideration for the terms and conditions contained herein, the Obligors make the following representations and warranties, each and all of which shall survive the execution and delivery of this Agreement and all of the other documents executed in connection herewith:

3.1Approvals and Authority from Third Parties. The Obligors have, or will have upon execution and delivery of the necessary resolution required by the terms of this Agreement, obtained the necessary approvals and authorizations from all applicable third-parties to execute this Agreement, including, without limitation, any and all franchisors, management companies, governmental authorities, ground lessors, and labor unions, as and to the extent applicable to the Obligors and the Property.

3.2Exclusive and First Priority Perfected Lien. The Administrative Agent has, as of the Effective Date, and shall continue to have, until all of the Obligations are paid and satisfied in full, first priority, valid perfected liens upon and security interests in all of the collateral under the Loan Documents to secure the payment and performance of all of the Obligations.

3.3No Untrue or Misleading Statements. Neither this Agreement nor any other document executed in connection herewith contains any untrue statement of a material fact or omits any material fact necessary in order to make the statement made, in light of the circumstances under which it was made, accurate in all material respects.

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3.4Due Authorization. Borrower and Guarantor each have the power and requisite authority to execute, deliver and perform their respective obligations under this Agreement and any other document executed in connection herewith and are duly authorized to, and have taken all actions necessary to authorize such party to, execute, deliver and perform their respective obligations under this Agreement.

3.5Enforceability. This Agreement constitutes legal, valid and binding obligations of Borrower and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law. Upon execution and delivery of the necessary resolution required by the terms of this Agreement, this Agreement shall constitute legal, valid and binding obligations of Guarantor and be enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law.

3.6No Consent, Approval, Authorization or Order Required. No consent, approval, authorization or order of any court or Governmental Authority or any third party is required in connection with the execution and delivery by Borrower or Guarantor of this Agreement or to consummate the transactions contemplated hereby, which consent has not been obtained.

3.7No Violation. The execution and delivery of this Agreement, and performance by the Obligors under this Agreement will not (a) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Obligors or (b) result in a breach of or constitute or cause a default under any indenture, agreement, lease or instrument to which any Obligor is a party or by which the Property may be bound or affected.

ARTICLE IV
MISCELLANEOUS

4.1 Reservation of Rights. Pursuant to Section 5.1.11 of the Loan Agreement, Borrower shall obtain and maintain, or cause to be maintained, insurance for Borrower and the Property providing at least the coverages described on Schedule VI attached thereto; however, Borrower prior to executing the Second Amendment notified Administrative Agent of a change in the Required Policies that may cause them to no longer meet such minimum coverages (the “New Policies”). In response to the New Policies, Administrative Agent wishes to continue to reserve its rights under the Loan Agreement and the Loan Documents to further review and provide or withhold its consent to the same. Notwithstanding the New Policies, Administrative Agent hereby reserves all rights and remedies which may arise because of the New Policies, and nothing herein shall constitute a waiver or a commitment to waive by Administrative Agent, its rights and remedies due to the New Policies, or any existing or future Defaults or Events of Default. Any past or future negotiation between any Obligor or any of Obligors’ representatives or agents on the one hand and Administrative Agent and its representatives or agents on the other do not and shall not constitute a waiver of Administrative Agent’s right to exercise its rights and remedies under the Loan Documents or at law or in equity. Any alleged waiver of any of Administrative Agent’s rights shall not be effective unless in writing duly executed by an authorized representative of Administrative Agent. Neither Borrower nor any other Obligor for the indebtedness owed under the Loan Documents shall be entitled to rely upon any oral

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statements made or purported to be made by or on behalf of Administrative Agent or its agents in connection with any alleged agreement by or on behalf of Administrative Agent to refrain from exercising any of Administrative Agent’s rights under the Loan Documents or otherwise at law or in equity.

4.2 Integration. This Agreement supersedes all oral negotiations and prior and other writings with respect to the subject matter hereof, and is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in this Agreement, except that the Loan Agreement and the other Loan Documents remain valid and enforceable. Except as expressly modified pursuant hereto, no other changes or modifications to the Loan Agreement or any other Loan Document are intended or implied by this Agreement, and in all other respects the Loan Agreement and the other Loan Documents hereby are ratified, reaffirmed and confirmed by all parties hereto as of the Effective Date. To the extent of any conflict between the terms of this Agreement, the Loan Agreement, and other Loan Documents, the terms of this Agreement shall govern and control. This Agreement shall constitute a Loan Document for purposes of the Loan Agreement. NEITHER THE ADMINISTRATIVE AGENT NOR ANY LENDER HAS MADE ANY COMMITMENT, EXPRESS OR IMPLIED, AND HAS NO OBLIGATION TO PROVIDE ANY OTHER CONSENT, WAIVER OR ACCOMMODATION IN FAVOR OF THE OBLIGORS.

4.3 Cooperation; Other Documents. At all times following the execution of this Agreement, the Obligors shall execute and deliver to the Administrative Agent, or shall cause to be executed and delivered to the Administrative Agent and shall do or cause to be done all such other acts and things as the Administrative Agent deems to be necessary or desirable to assure the Administrative Agent of the benefit of this Agreement and the documents comprising or relating to this Agreement.

4.4. Amendment and Waiver. No amendment of this Agreement, and no waiver, discharge or termination of any one or more of the provisions thereof, shall be effective unless set forth in writing and signed by all of the parties hereto.

4.5 Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without such invalid provision.

4.6 Successors and Assigns. This Agreement (a) shall be binding upon the parties hereto, and upon their respective successors or assigns, and (b) shall inure to the benefit of the parties hereto, and their respective successors or assigns; provided, however, that the Obligors may not assign or delegate any rights hereunder or any interest herein without obtaining the prior written consent of the Administrative Agent, as applicable, and any such assignment or attempted assignment shall be void and of no effect.

4.7 Counterparts; Effectiveness. This Agreement may be executed by electronic signatures and in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be deemed to have been executed and delivered when the Administrative Agent has received electronic counterparts hereof executed by all parties listed on the signature pages hereto.

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4.8 Notices. Any notices or other communications sent or transmitted pursuant to this Agreement by any of the Obligors to the Administrative Agent shall be by electronic email sent to notices@acorecapital.com.

4.9 Singular/Plural. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

4.10 Joint and Several. If Borrower consists of more than one (1) Person, the obligations and liabilities of each such Person hereunder shall be joint and several.

4.11 Delivery of Officer’s Certificate. As soon as possible, but in no event later than thirty (30) days after the Effective Date, the Obligors shall deliver to the Administrative Agent the fully-compiled Officer’s Certificate of NexPoint Diversified Real Estate Trust in a form substantially similar to the form attached hereto as Exhibit B, duly executed by an authorized officer thereof. The failure by the Obligors to comply with the terms and provisions of this paragraph shall, at the Administrative Agent’s option, constitute an Event of Default and Lender shall be entitled to exercise any and all rights and remedies it may have under the Note, the Loan Agreement, the Security Instrument and the other Loan Documents. Nothing in this paragraph shall be deemed to (i) be a waiver by the Administrative Agent of any of its rights or remedies under the Note, the Loan Agreement, the Security Instrument and the other Loan Documents, or this letter upon a default by Borrower thereunder, or (ii) affect in any other way the terms and provisions of the Note, the Loan Agreement, the Security Instrument or the other Loan Documents.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the date above written.

BORROWER:

2325 STEMMONS TRS, INC., a Delaware

corporation

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

2325 STEMMONS HOTEL PARTNERS, LLC,

a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

HCRE ADDISON, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

HCRE ADDISON TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

HCRE PLANO, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

[Signatures Continued on Next Page]

HCRE PLANO TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

HCRE LAS COLINAS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

HCRE LAS COLINAS TRS, LLC, a Delaware

limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

NHT SP, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

NHT SP TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner Name: Matt McGraner

Title: Authorized Signatory

[Signatures Continued on Next Page]

Omnibus Amendment Agreement - Highland
5 Pack Portfolio

GUARANTOR:

NEXPOINT HOSPITALITY TRUST, a real

estate investment trust formed under the laws of the Province of Ontario

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Corporate Secretary

NEXPOINT REAL ESTATE ADVISORS, L.P.,

a Delaware limited partnership

By: /s/ Matt McGraner

Name: Matt McGraner

Title: Executive Vice President

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a statutory trust organized under the Delaware Statutory Trust Statute

By: /s/ James Dondero

Name: James Dondero

Title: President and Principal Executive Officer

[Signatures Continued on Next Page]

Omnibus Amendment Agreement - Highland
5 Pack Portfolio

ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP,

a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By: ACORE CAPITALMORTGAGE GP, LLC, a

Delaware limited liability company, its

General Partner

By:/s/ David Dancer__________________
Name: David Dancer
Title: Authorized Signatory

Omnibus Amendment Agreement - Highland

5 Pack Portfolio

Execution Version

AMENDED AND RESTATED
SPONSOR GUARANTY AGREEMENT

This AMENDED AND RESTATED SPONSOR GUARANTY AGREEMENT (as amended, restated, amended and restated, supplemented or otherwise modified and in effect from time to time, this “Guaranty”) is made as of December 8, 2022, by the entities named on Schedule A (the “Guarantors” and each, a “Guarantor”), and NexPoint Storage Partners, Inc., a Maryland corporation (“Issuer”), in favor of Extra Space Storage LP, a Delaware limited partnership (“Preferred Holder”).

W I T N E S S E T H:

WHEREAS, Issuer and Preferred Holder entered into that certain Sponsor Guaranty Agreement, dated as of November 6, 2020 (the “Original Guaranty”);

WHEREAS, Issuer and Preferred Holder will contemporaneously herewith enter into that certain Recapitalization Agreement, dated as of December 8, 2022 (the “Recapitalization Agreement”; capitalized terms used herein which are not otherwise defined herein are used with the meanings ascribed to such terms in the Recapitalization Agreement), pursuant to which Preferred Holder has agreed to exchange all of its Series A Preferred Stock of the Issuer, par value $0.01 per share, and Series B Preferred Stock of the Issuer, par value $0.01 per share (collectively, the “Original Preferred Shares”), for (i) an aggregate of 300,000 newly designated and issued shares of Series D Preferred Stock of the Issuer, par value $0.01 per share (the “Series D Preferred Stock”), and (ii) two promissory notes issued by the Issuer (the “Promissory Notes”), in each case, on the terms and conditions set forth in the Recapitalization Agreement;

WHEREAS, in connection with the entry into the Recapitalization Agreement, the Guarantors, Issuer and Preferred Holder desire to amend and restate the Original Guaranty in its entirety on the terms and conditions set forth herein;

WHEREAS, no modification or amendment of any provision of the Original Guaranty is effective unless in writing and signed by a duly authorized officer of Preferred Holder and by the Guarantors;

WHEREAS, it is a condition precedent to the Closing under the Recapitalization Agreement that Guarantors enter into this Guaranty; and

WHEREAS, each Guarantor, as an owner of Issuer, agrees that it will derive substantial benefit and advantage from the Recapitalization Agreement, and it will be to such Guarantor’s direct interest and economic benefit to assist the Issuer in inducing Preferred Holder to enter into the Recapitalization Agreement.

NOW, THEREFORE, for and in consideration of the premises and in order to induce Preferred Holder to enter into the Recapitalization Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby agrees as follows:

1.Definitions. For purposes of this Guaranty, the following terms shall have the following meanings:

“Cap Amount” means, on any date of determination, $97.6 million, reduced by the sum of the aggregate amount of all payments made by Guarantors hereunder; provided that, for the avoidance of doubt, the Cap Amount shall never be less than $0.

“Guaranteed Obligations” means, on any date of determination, the payment obligations of the Issuer with respect to (i) Accrued Dividends of the Series D Preferred Stock as defined in the Articles Supplementary and (ii) the Promissory Notes.

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“Guarantor Material Adverse Effect” means a material adverse effect on (i) the business, operations, long-term operating results, assets or financial condition of any Guarantor, (ii) the rights or remedies of Preferred Holder hereunder or (iii) the ability of any Guarantor to perform its obligations to Preferred Holder hereunder.

“Guarantor Percentage” has the meaning set forth in Section 2(a).

“Guaranty Termination Date” means the date that the Guaranteed Obligations have been satisfied in full.

2.Guaranty of Payment.

(a)Each Guarantor hereby unconditionally and irrevocably guaranties, subject to Section 2(d), severally and not jointly, the full and prompt payment to Preferred Holder when due, and at all times thereafter, of such Guarantor’s Guarantor Percentage set forth on Schedule A of any and all of the Guaranteed Obligations at any time outstanding; provided that, other than upon any insolvency, bankruptcy, dissolution, liquidation or winding up of the Issuer, Preferred Holder shall first seek payment from the Issuer for a period of three Business Days beyond any applicable grace period set forth in the Articles Supplementary or Promissory Notes, as applicable, prior to seeking payment under this Guaranty. Subject to Section 2(d), each Guarantor’s guaranty is limited to such Guarantor’s Guarantor Percentage of the Cap Amount. This Guaranty by Guarantors hereunder constitutes a guaranty of payment and not of collection. Preferred Holder’s books and records showing the amount of the Guaranteed Obligations shall be admissible in evidence in any action or proceeding, and absent manifest error shall be binding upon Guarantors, and conclusive for the purpose of establishing the amount of the Guaranteed Obligations (not to exceed the Cap Amount). Each Guarantor acknowledges that the Guaranteed Obligations may increase or decrease from time to time and may be reduced to zero from time to time and each Guarantor agrees that, notwithstanding the foregoing, no reduction in the amount of the Guaranteed Obligations (even if such amount is reduced to zero at any time) shall limit such Guarantor’s unconditional obligation to pay in full its Guarantor Percentage of the aggregate amount of the Guaranteed Obligations outstanding on any date demand for payment is made hereunder on such Guarantor by Preferred Holder.

(b)Each Guarantor acknowledges that valuable consideration supports this Guaranty, including, without limitation, the consideration set forth in the recitals above as well as any other financial accommodation, whether heretofore or hereafter made by Preferred Holder to Issuer.

(c)Each Guarantor agrees that all payments under this Guaranty shall be made in U.S. Dollars and in the same manner as provided for the Guaranteed Obligations pursuant to the terms of the Articles Supplementary or Promissory Notes, as applicable.

(d)Notwithstanding anything to the contrary herein, NREF OP IV REIT Sub, LLC (“NREF OP IV”) and NexPoint Diversified Real Estate Trust (“NXDT”) agree that their obligations hereunder shall be joint and several and NREF OP IV’s and NXDT’s respective guaranties are limited to the aggregate Guarantor Percentage of both NREF OP IV and NXDT of the Cap Amount.

3.Nature of Guaranty: Continuing, Absolute and Unconditional.

(a)This Guaranty is and is intended to be a continuing guaranty of payment of the Guaranteed Obligations in accordance with the terms hereof, and not of collectability, and is intended to be independent of and in addition to any other agreement held by Preferred Holder therefor or with respect thereto, whether or not furnished by the Guarantors. Preferred Holder shall not be required to prosecute collection, enforcement or other remedies against Issuer, any guarantor of the Guaranteed Obligations or any other Person, or to enforce other rights or remedies pertaining thereto, before calling on the Guarantors for payment.

(b)This Guaranty is absolute and unconditional and shall not be changed or affected by any representation, oral agreement, act or thing whatsoever, except as herein provided and in the Recapitalization Agreement, the Promissory Notes and the Articles Supplementary. This Guaranty is intended by the Guarantors to be the final, complete and exclusive expression of the guaranty agreement

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among the Guarantors and Preferred Holder. No modification or amendment of any provision of this Guaranty shall be effective against Preferred Holder or Guarantors unless in writing and signed by a duly authorized officer of Preferred Holder and by the Guarantors.

4.Certain Rights and Obligations.

(a)Subject to the terms and conditions set forth herein, each Guarantor acknowledges and agrees that Preferred Holder may, without notice, demand or make any reservation of rights against such Guarantor and without affecting such Guarantor’s obligations hereunder, from time to time, to do or refrain from doing any act or thing which might otherwise, at law or in equity, release the liability of each Guarantor as a guarantor or surety in whole or in part, and in no case shall Preferred Holder be responsible or shall any Guarantor be released either in whole or in part for any act or omission in connection with having sold any security at less than its value. Each Guarantor waives diligence, presentment, protest, marshaling, demand for payment, notice of dishonor, notice of default and notice of nonpayment to or upon the Issuer or any of the other Guarantors with respect to the Guaranteed Obligations.

(b)Without limiting the generality of the foregoing, each Guarantor agrees that its obligations under and in respect of the guarantee contained in this Section 4 shall not be affected by, and shall remain in full force and effect without regard to, and hereby waives all rights, claims or defenses that it might otherwise have (now or in the future) with respect to each of the following (whether or not such Guarantor has knowledge thereof):

(i)the validity or enforceability of the Recapitalization Agreement, any Transaction Agreement, any of the Guaranteed Obligations or any guarantee or right of offset with respect thereto at any time or from time to time held by Preferred Holder;

(ii)any renewal, extension or acceleration of, or any increase in the amount of the Guaranteed Obligations, or any amendment, supplement, modification or waiver of, or any consent to departure from, the Transaction Agreements;

(iii)any failure, omission or delay in enforcement (by agreement or otherwise), or the stay or enjoining (by court order, operation of law or otherwise) of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under any Transaction Agreement, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any guaranty, agreement, collateral or other security relating thereto;

(iv)any change, reorganization or termination of the corporate structure or existence of the Issuer or any other Guarantor or any of their Subsidiaries and any corresponding restructuring of the Guaranteed Obligations;

(v)any settlement, compromise, release, subordination or discharge of, or acceptance or refusal of any offer of payment or performance with respect to, or any substitution for, the Guaranteed Obligations; and

(vi)any other circumstance whatsoever which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations or which constitutes, or might be construed to constitute, an equitable or legal discharge of the Issuer or any other Guarantor for the Guaranteed Obligations, or of such Guarantor under the guarantee contained in this Section 4 or of any security interest granted by any Guarantor, whether in an insolvency or liquidation, dissolution or winding up or in any other instance.

(c)Except in accordance with the terms and conditions hereof, each Guarantor hereby agrees its Guaranty hereunder shall be satisfied:

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(i)without deduction by reason of any setoff, defense (other than the occurrence of the Guaranty Termination Date) or counterclaim of Issuer or any other guarantor of the Guaranteed Obligations;

(ii)without demand for payment or proof of such demand or filing of claims with a court in the event of receivership, bankruptcy or reorganization of Issuer or guarantor of the Guaranteed Obligations;

(iii)without requiring Preferred Holder to resort first to Issuer (this being a guaranty of payment and not of collection), to any other guarantor of the Guaranteed Obligations, or to any other guaranty which Preferred Holder may hold; provided, that, other than upon any insolvency, bankruptcy, dissolution, liquidation or winding up of the Issuer, Preferred Holder shall first seek payment from the Issuer for a period of three Business Days beyond any applicable grace period set forth in the Articles Supplementary or Promissory Notes, as applicable, prior to seeking payment under this Guaranty; all of which such Guarantor hereby waives.

5.Representations and Warranties. Each Guarantor represents and warrants to Preferred Holder as of the date hereof that: (a) such Guarantor is duly organized, validly existing and in good standing under the laws of it jurisdiction of formation, and has full power, authority and legal right to own its property and assets and to transact the business in which it is engaged; (b) such Guarantor has full power, authority and legal right to execute and deliver, and to perform its obligations under, this Guaranty, and has taken all necessary action to authorize the guarantee hereunder on the terms and conditions of this Guaranty and to authorize the execution, delivery and performance of this Guaranty; (c) this Guaranty has been duly executed and delivered by such Guarantor and constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws of affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) neither the execution and delivery of this Guaranty, nor the consummation of the transactions contemplated herein, nor performance of and compliance with the terms and provisions hereof will (i) violate or conflict with any provision of such Guarantor’s organizational documents, (ii) violate any requirement of law, or any order, writ, judgment, injunction, decree or permit applicable to such Guarantor, (iii) violate or conflict with any or cause an event of default under, any contractual obligation to which such Guarantor is a party or by which it may be bound or (iv) result in or require the creation of any lien, security interest or other charge or encumbrance (other than those contemplated in or in connection with this Guaranty) upon or with respect to any of the assets of such Guarantor, except as would not, in the case of clauses (ii)-(iv), reasonably be expected to have a Guarantor Material Adverse Effect; (e) no consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or other Person is required in connection with the execution, delivery or performance of this Guaranty by such Guarantor; and (f) giving effect to this Guaranty, such Guarantor is solvent.

6.Termination. This Guaranty shall remain in full force and effect until the Guaranty Termination Date; provided that any provisions that expressly survive termination hereof shall survive notwithstanding the occurrence of the Guaranty Termination Date. Payment of all of the Guaranteed Obligations from time to time (other than by Guarantors in accordance with the terms hereof) shall not operate as a discontinuance of this Guaranty.

7.Miscellaneous.

(a)The terms “Issuer” and “Guarantor” as used in this Guaranty shall include: (i) any successor individual or individuals, association, partnership, limited liability company or corporation to which all or substantially all of the business or assets of an Issuer or each Guarantor shall have been transferred and (ii) any other association, partnership, limited liability company, corporation or entity into or with which an Issuer or Guarantor shall have been merged, consolidated, or reorganized.

(b)Each Guarantor’s obligation hereunder is to pay its Guarantor Percentage of the Guaranteed Obligations in full in cash when demanded hereunder to the extent provided herein, and shall

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not be affected by any stay or extension of time for payment by Issuer or any other guarantor of the Guaranteed Obligations resulting from any proceeding under bankruptcy or any similar law.

(c)Captions of the sections of this Guaranty are solely for the convenience of Preferred Holder, the Issuer and the Guarantors, and are not an aid in the interpretation of this Guaranty and do not constitute part of the agreement of the parties set forth herein.

(d)If any provision of this Guaranty is unenforceable in whole or in part for any reason, the remaining provisions shall continue to be effective.

(e)Except as otherwise provided in this Guaranty, any notice or other communication required or permitted to be delivered to any party under this Guaranty will be in writing and delivered by (i) email or (ii) registered mail via a national courier service to the following email address or physical address, as applicable:

if to Guarantors to: NexPoint Advisors, L.P.

300 Crescent Court, Ste. 700

Dallas, TX 75201

Attention: Dustin Norris

Email: dnorris@nexpoint.com

with a copy to:

NexPoint Advisors, L.P.

300 Crescent Court, Ste. 700

Dallas, TX 75201

Attention: Legal Department

Email: legalnotices@nexpoint.com

if to the Issuer to: NexPoint Storage Partners, Inc.

300 Crescent Ct., Ste. 700

Dallas, TX 75201

Attention: Matt McGraner; John Good

Email: mmcgraner@nexpoint.com; jgood@nexpoint.com

with a copy (which will not constitute notice) to:

Winston & Strawn LLP

2121 N. Pearl Street

Suite 900

Dallas, Texas 75201

Attention: Charles T. Haag

Email: chaag@winston.com

If to Preferred Holder to: Extra Space Storage LP

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, Utah 84121

Attention: Gwyn G. McNeal

Email: gmcneal@extraspace.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

Attention: Craig M. Garner

Email: craig.garner@lw.com

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Notice or other communication pursuant to Section 7(e) will be deemed given or received when delivered, except that any notice or communication received by email transmission on a non-Business Day or on any Business Day after 5:00 p.m. addressee’s local time or by overnight delivery on a non-Business Day will be deemed to have been given and received at 9:00 a.m. addressee’s local time on the next Business Day. Any party may specify a different address, by written notice to the other parties. The change of address will be effective upon the other parties’ receipt of the notice of the change of address.

(f)This Guaranty may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same Guaranty, fully effective only upon the execution of at least one counterpart by each party, regardless of whether the execution by all parties shall appear on any single counterpart. Delivery of an executed signature page to this Guaranty by facsimile transmission or otherwise transmitted or communicated by email shall be as effective as delivery of a manually executed counterpart of this Guaranty.

(g)This Guaranty and all questions relating to the interpretation or enforcement of this Guaranty will be governed by and construed in accordance with the Laws of the State of Maryland without regard to the Laws of the State of Maryland or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than Maryland.

(h)Each party hereby, for itself and its property, submits to the jurisdiction of the Circuit Court of Baltimore City, Maryland and/or the U.S. District Court for the District of Maryland, Northern Division (such courts in such jurisdictional priority, the “Forum”), in any Proceeding arising out of or relating to this Guaranty or any transaction contemplated hereby, and agrees that all claims in respect of such Proceeding may be heard and determined in the Forum, and each of the parties hereby (a) agrees not to commence any such Proceeding except in the Forum, (b) agrees that any claim in respect of any such Proceeding may be heard and determined in the Forum, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Forum, and (d) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in the Forum. Each party hereby agrees that service of summons, complaint or other process in connection with any Proceedings contemplated hereby may be made by registered or certified mail addressed to such party at the address specified pursuant to Section 7(e), and that service so made will be effective as if personally made in the State of Maryland. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[signature page follows]

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IN WITNESS WHEREOF, each Guarantor has executed this Guaranty as of the date first written above.

NREF OP IV REIT SUB, LLC, as a Guarantor

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Chief Financial Officer, Treasurer and Assistant Secretary

HIGHLAND INCOME FUND, as a Guarantor

By: /s/ Dustin Norris

Name: Dustin Norris

Title: Executive Vice President

NEXPOINT REAL ESTATE STRATEGIES FUND, as a Guarantor

By: /s/ James Dondero

Name: James Dondero

Title: President and Principal Executive Officer

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, as a Guarantor

By: /s/ James Dondero

Name: James Dondero

Title: President and Principal Executive Officer

[Signature page to Sponsor Guaranty Agreement]

NEXPOINT STORAGE PARTNERS, INC., as Issuer

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Chief Financial Officer, Secretary and Treasurer

[Signature page to Sponsor Guaranty Agreement]

Acknowledged and Agreed by:

EXTRA SPACE STORAGE LP, as Preferred Holder

By: ESS Holdings Business Trust I

Its: General Partner

By: /s/ P. Scott Stubbs

Name: P. Scott Stubbs

Title: Trustee

[Signature page to Sponsor Guaranty Agreement]

SCHEDULE A

NREF OP IV REIT SUB, LLC*	29.49%
HIGHLAND INCOME FUND	12.69%
NEXPOINT REAL ESTATE STRATEGIES FUND	1.41%
NEXPOINT DIVERSIFIED REAL ESTATE TRUST*	56.41%

* Jointly and severally liable for aggregate Guarantor Percentage of both Guarantors (i.e., 85.90%) of the Cap Amount.

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Exhibit 10.21

Execution Version

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is dated effective as of December 8, 2022 (the “Effective Date”), by and among NexPoint Storage Partners Operating Company, LLC, a Delaware limited liability company (“NSP OC”), NFRO REIT Sub II, LLC, a Delaware limited liability company (“NFRO”), GAF REIT, LLC, a Delaware limited liability company (“GAF I”), GAF REIT SUB II, LLC, a Delaware limited liability company (“GAF II”), and NexPoint Real Estate Opportunities, LLC, a Delaware limited liability company (“NREO”).

WHEREAS, the parties hereto desire to engage in the transactions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties do hereby agree as follows:

1.Contribution. The parties hereto acknowledge and agree that the following contributions shall take place simultaneously (collectively, the “Contribution”):

a.NREO shall contribute, transfer and deliver to NSP OC, and NSP OC shall accept from NREO, (i) a 60% membership interest in SAFStor NREA JV - I, LLC, a Delaware limited liability company and (ii) a 60% membership interest in NREA JV - III, LLC, a Delaware limited liability company, in exchange for 47,064.35 Class B Units in NSP OC (as defined in the Second Amended and Restated Limited Liability Company Agreement of NSP OC, dated as of the date hereof (the “NSP OC LLCA”)) in NSP OC, representing 14.84% of the outstanding Common Units (as defined in the NSP OP LLCA) in NSP OC;

b.NFRO shall contribute, transfer and deliver to NSP OC, and NSP OC shall accept from NFRO, (i) a 60% membership interest in SAFStor NREA JV - IV, LLC, a Delaware limited liability company, (ii) a 60% membership interest in SAFStor NREA JV - V, LLC, a Delaware limited liability company, (iii) a 65% membership interest in SAFStor NREA JV - VI, LLC, a Delaware limited liability company, (iv) a 65% membership interest in SAFStor NREA JV - VII, LLC, a Delaware limited liability company and (v) a 60% membership interest in SAFStor NREA JV - VIII, LLC, a Delaware limited liability company, in exchange for 101,553.79 Class B Units in NSP OC, representing 32.02% of the outstanding Common Units in NSP OC;

c.GAF I shall contribute, transfer and deliver to NSP OC, and NSP OC shall accept from GAF I, a 65% membership interest in SAFStor NREA JV - IX, LLC, a Delaware limited liability company, in exchange for 3,924.92 Class B Units in NSP OC, representing 1.24% of the outstanding Common Units in NSP OC; and

d.GAF II shall contribute, transfer and deliver to NSP OC, and NSP OC shall accept from GAF II a 65% membership interest in SAFStor NREA JV - X, LLC, a Delaware limited liability company, in exchange for 1,888.38 Class B Units in NSP OC, representing 0.60% of the outstanding Common Units in NSP OC.

To the extent permitted under applicable law, each contribution that constitutes the Contribution is intended, for U.S. federal income tax purposes, to be a tax-deferred contribution of property to a partnership under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”). Each of the Contributions shall be treated by

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the parties to this Agreement in accordance with the foregoing intentions, except to the extent required by applicable law.

2.Delivery of Contribution. The closing of the transactions contemplated by this Agreement shall be deemed to occur as of the Effective Date (the “Contribution Date”).

3.Representations and Warranties of Each Party. Each party hereto represents and warrants: (i) that it is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation; (ii) that it has all requisite power and authority to enter into and deliver this Agreement, to carry out the transactions contemplated hereby and to perform its obligations hereunder; (iii) that this Agreement has been duly and validly executed and delivered and, assuming due and valid authorization, execution and delivery hereof by the other parties, constitutes the valid and legally binding obligation of such party and is enforceable against such party in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iv) that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by such party will violate its organizational documents or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice or consent under, any contract, or any franchise or permit to which such party is a party or by which such party is bound, other than those that have been previously obtained.

4.Representations and Warranties of the Contributors.

The Contributors (as defined below) hereby represent and warrant that the following statements, as applicable to each Contributor, are true and correct as of the date hereof:

a.Consents and Approvals. Other than those that have been previously obtained, no consent, waiver, approval, authorization, notice, order, license, permit or registration of, qualification, designation, declaration, or filing with, any person or any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign (“Governmental Authority”) or under any applicable laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances (“Laws”) is required to be obtained by the Contributors in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

b.No Violation. The execution, delivery or performance by each of the Contributors of this Agreement, any agreement contemplated hereby between the parties to this Agreement and the transactions contemplated hereby between the parties to this Agreement does not or will not, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under any term or provision of any judgment, order, writ, injunction, or decree binding on each of the Contributors or any of their subsidiaries or any of their respective assets or properties.

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c.Licenses and Permits. All notices, licenses, permits, certificates and authorizations, required for the continued management and operation of the business of each of the Contributors, as applicable, have been obtained or can be obtained without material cost, are in full force and effect, are in good standing and are assignable, except in each case for items that, if not so obtained, obtainable and/or transferred, would not, individually or in the aggregate, reasonably be expected to have any material adverse change in any of the assets, business, condition (financial or otherwise), results of operation or prospects of the Contributors, taken as a whole (a “Material Adverse Effect”). There are no licenses, permits, certificates and authorizations held by the Contributors other than those copies of which have been made available to NSP OC. No third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor has any of them received any written notice of violation from any Governmental Authority or written notice of the intention of any entity to revoke any of such notice, license, permit, certificate or authorization, that in each case has not been cured or otherwise resolved to the satisfaction of such Governmental Authority except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

d.Litigation.

(i)To the knowledge of the undersigned (the “Contributors’ Knowledge”), there is no action, suit or proceeding pending or threatened against any one of the Contributors affecting all or any portion of the Contributors’ ability to consummate the transactions contemplated hereby which, if adversely determined, would adversely affect the Contributors’ ability to so consummate the transactions contemplated hereby. To the Contributors’ Knowledge, there is no outstanding order, writ, injunction or decree of any Governmental Authority against or affecting the Contributors, which in any such case would impair the Contributors’ ability to enter into and perform all of their obligations under this Agreement.

(ii)There is no action, suit or proceeding pending (for which the Contributors have been properly served or otherwise have knowledge) or, to the Contributors’ Knowledge, threatened against the Contributors or any officer, director, principal or managing member of any of the foregoing or any of its assets which, if adversely determined, would have a Material Adverse Effect. There is no material judgment, decree, injunction, or order of a Governmental Authority outstanding against the Contributors or any officer, director, principal or managing member of any of the foregoing in their capacity as such which affects the ability of the Contributors to consummate the transactions contemplated hereby.

e.Compliance with Laws/Restrictions. Each of the Contributors have conducted their respective businesses in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Contributors’ Knowledge, no third party has been informed in writing of any continuing violation of any such Laws or that any investigation has been commenced and is continuing or is contemplated respecting any such possible violation or violations of any of such covenants, conditions or other obligations, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

f.Insolvency. No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings

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are pending or, to Contributors’ Knowledge, threatened against the Contributors or any of the Contributed Assets (as defined below), nor are any such proceedings contemplated by the Contributors.

g.Investment. The Contributors acknowledge that the offering and issuance of the securities to be acquired by the Contributors pursuant to this Agreement are intended to be exempt from registration under the Securities Act and that the issuing entities’ reliance on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of the Contributors contained herein. In furtherance thereof, each of the Contributors represents and warrants to NSP OC as follows:

(i)Each of the Contributors is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

(ii)Each of the Contributors acknowledges that the securities have not been registered under the Securities Act and, therefore, unless registered under the Securities Act or an exemption from registration is available, must be held (and each of the Contributors must continue to bear the economic risk of the investment in the securities) indefinitely.

h.Other Agreements. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Contributors’ Knowledge, no party to any material agreement affecting any of the assets being contributed in the Contributions (the “Contributed Assets”), is in breach of or default under any material agreement affecting any Contributed Assets, (ii) no event has occurred or, to the Contributors’ Knowledge, has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any such agreement, or would, individually or together with all such other events, reasonably be expected to cause the acceleration of any material obligation of the Contributors or any their subsidiaries, and (iii) to the Contributors’ Knowledge, all agreements required for the ownership and continued management and servicing of such Contributed Assets are valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

i.No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 4, the Contributors shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

j.Survival of Representations and Warranties. All representations and warranties of the Contributors contained in this Agreement shall survive until the first anniversary of the Effective Date (the “Expiration Date”). If written notice of a claim in accordance with indemnification has been given prior to the Expiration Date, then the relevant representation or warranty shall survive, but only with respect to such specific claim, until such claim has been finally resolved. Any claim for indemnification not so asserted in writing by the Expiration Date may not thereafter be asserted and shall forever be waived.

5.Indemnification:

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a.Indemnification of NSP OC. NSP OC and its directors, officers, employees, agents and representatives (each of which is an “Indemnified Party”), shall be indemnified and held harmless by the Contributors, under the terms and conditions of this Agreement, from and against any and all Losses arising out of or relating to, asserted against, imposed upon or incurred by the Indemnified Parties in connection with or as a result of any breach of a representation or warranty contained in Section 4 of this Agreement; provided, however, that the liability of each Contributor hereunder shall be limited to an amount equal to the value of the Class B Units contributed by such Contributor pursuant to Section 1 as of the date hereof.

b.Claims.

(i)At the time when any Indemnified Party learns of any potential claim under this Agreement (a “Claim”) against an indemnifying party, it will promptly give written notice (a “Claim Notice”) to the indemnifying party; provided that the failure to so notify the indemnifying party shall not prevent recovery under this Agreement, except to the extent that the indemnifying party shall have been materially prejudiced by such failure. Each Claim Notice shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such Claim and the amount or good faith estimate of the amount of Losses arising therefrom. The Indemnified Party shall deliver to the indemnifying party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by such Indemnified Party relating to a Third-Party Claim (as defined below); provided that failure to do so shall not prevent recovery under this Agreement, except to the extent that the indemnifying party shall have been materially prejudiced by such failure. Any Indemnified Party may at its option demand indemnity under this Agreement as soon as a Claim has been threatened by a third party, regardless of whether an actual Loss has been suffered, so long as the Indemnified Party shall in good faith determine that such claim is not frivolous and that the Indemnified Party may be liable for, or otherwise incur, a Loss as a result thereof.

(ii)The indemnifying party shall be entitled, at its own expense, to elect, to assume and control the defense of any Claim based on claims asserted by third parties (“Third-Party Claims”), through counsel chosen by the indemnifying party and reasonably acceptable to the Indemnified Party, if it gives written notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of the applicable Claim Notice; provided, however, that the Indemnified Parties may at all times participate in such defense at their own expense. Without limiting the foregoing, in the event that the indemnifying party exercises the right to undertake any such defense against a Third-Party Claim, the Indemnified Party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under such Indemnified Party’s control relating thereto as is reasonably required by the indemnifying party. No compromise or settlement of such Third-Party Claim may be effected by either the Indemnified Party, on the one hand, or the indemnifying party, on the other hand, without the other party’s consent (which shall not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of Law and no effect on any other claims that may be made against such other party, (ii) each Indemnified Party that is party to such claim is released from all liability with respect to such claim, and (iii) there is no equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party that is party to such claim or any of its Affiliates.

c.Authorization. For purposes of this Section 5:

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(i)a decision, act, consent, election or instruction of any of the Contributors shall be deemed to be authorized if approved in writing by the applicable Contributor and NSP OC may rely upon such decision, act, consent, election or instruction as provided in this Section 5(d)(i) as being the decision, act, consent, election or instruction of the applicable Contributor. NSP OC, including its directors, officers, employees, agents and representatives, are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent, election or instruction. The Contributors may from time to time by written notice to NSP OC appoint a representative or representatives to exercise such powers with respect to one or more claims as may be delegated by the Contributors.

(ii)a decision, act, consent, election or instruction by NSP OC shall be deemed to be authorized if approved in writing by its managing partner and the Contributors may rely upon such decision, act, consent, election or instruction as provided in this Section 5(d)(ii) as being the decision, act, consent, election or instruction of NSP OC. The Contributors, including their respective directors, officers, employees, agents and representatives, are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent, election or instruction. NSP OC may from time to time by written notice to the Contributors appoint a representative or representatives to exercise such powers with respect to one or more claims as may be delegated by NSP OC.

6.Governing Law. This Agreement shall be governed by, and shall be construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the laws of the State of Delaware.

7.Binding Effect. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and permitted assigns.

8.Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

9.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.Further Assurances. At any time or from time to time after the date hereof, at the request of a party hereto and without further consideration, the other parties hereto and its successors or assigns, shall execute and deliver, or shall cause to be executed and delivered, such other instruments or documents and take such other actions as such party may reasonably request to further the purposes of this Agreement and the transactions contemplated by this Agreement. The parties hereto further agree that in all instances they will take all actions, and to do, or cause to be done, all things necessary to give effect to the transactions contemplated hereby in all manners including, without limitation, economically as of the Effective Date.

11.Entire Agreement. This Agreement delivered in connection herewith constitutes the sole and entire agreement of the parties to this Agreement with respect

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to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, representations and warranties and agreements, both written and oral, with respect to such subject matter.

12.Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

13.Headings. The headings in this Agreement are for reference only and shall not affect the interpretations of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed by each of the parties hereto as of the date and year first above written.

NexPoint Real Estate Opportunities, LLC

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

NexPoint Storage Partners Operating Company, LLC

By: NexPoint Storage Partners, Inc., its Managing Member

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Chief Financial Officer, Secretary and Treasurer

NFRO REIT Sub II, LLC

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Executive Vice President, Chief Financial Officer and Principal Financial and Accounting Officer

GAF REIT, LLC

By: /s/ Dustin Norris

Name: Dustin Norris

Title: Executive Vice President

[Signature Page to Contribution Agreement]

GAF REIT SUB II, LLC

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

[Signature Page to Contribution Agreement]

Exhibit 10.22

Execution Version

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

NEXPOINT STORAGE PARTNERS OPERATING COMPANY, LLC

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.

Dated as of December 8, 2022

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List of Exhibits:

Exhibit A - Form of Member Registry

Exhibit B - Capital Account Maintenance

Exhibit C - Special Allocation Rules

Exhibit D - Notice of Redemption

Exhibit E - Form of DRO Registry

Exhibit F - Notice of Election by Member to Convert LTIP Units into Class A Units

Exhibit G - Notice of Election by Company to Force Conversion of LTIP Units into Class A Units

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List of Schedules

Schedule 1.1 - SAFStor Assets

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SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
NEXPOINT STORAGE PARTNERS OPERATING COMPANY, LLC

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of NexPoint Storage Partners Operating Company, LLC (the “Company”), dated as of December 8, 2022 (the “Agreement”), is entered into by and among NexPoint Storage Partners, Inc., a Maryland corporation, as the “Managing Member” of the Company, together with any other Persons who become Members of the Company as provided herein.

WHEREAS, on March 5, 2015, the Managing Member formed the Company, as a limited partnership pursuant to Delaware law by the filing of the Certificate of Limited Partnership with the Delaware Secretary of State;

WHEREAS on December 30, 2015, the Company converted to a limited liability company pursuant to section 18-214 of the Delaware Limited Liability Company Act, as amended from time to time, and any successor to such statute (the “Act”), and section 17-219 of the Delaware Revised Uniform Limited Partnership Act, as amended, by the simultaneous filing of the Certificate of Formation and the Certificate of Conversion;

WHEREAS, the Company was previously governed by that certain Amended and Restated Limited Liability Company Agreement of the Company (as amended through the Effective Date, the “Prior Agreement”) dated as of November 6, 2020, which was ratified, confirmed and approved by the Managing Member and the other Members of the Company; and

WHEREAS, the Managing Member and the other Members now wish to enter into this Agreement, which, for the avoidance of doubt, replaces the Prior Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to enter into the Agreement and agree to continue the Company as a limited liability company under the Delaware Act, as follows:

ARTICLE I

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Act” has the meaning set forth in the Recitals.

“Additional Member” means a Person admitted to the Company as a Member pursuant to Section 12.2 and who is shown as a Member in the Member Registry.

“Adjusted Capital Account” means the Capital Account maintained for each Member as of the end of each Fiscal Year (i) increased by any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

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“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Adjusted Capital Account as of the end of the relevant Fiscal Year.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Exhibit B.

“Adjustment Event” has the meaning set forth in Section 4.6.A(i).

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any Person of which such Person owns or controls ten percent (10%) or more of the voting interests or (iv) any officer, director, general partner or trustee of such Person or any Person referred to in clauses (i), (ii), and (iii) above. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate DRO Amount” means the aggregate balances of the DRO Amounts, if any, of all DRO Members, if any, as determined on the date in question.

“Agreed Value” means (i) in the case of any Contributed Property, the Section 704(c) Value of such property as of the time of its contribution to the Company, reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed as determined under Section 752 of the Code and the Regulations thereunder; and (ii) in the case of any property distributed to a Member by the Company, the Company’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

“Agreement” means this Second Amended and Restated Limited Liability Company Agreement, as it may be amended, supplemented or restated from time to time.

“Assignee” means a Person to whom one or more Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Member, and who has the rights set forth in Section 11.5.

“Available Cash” means, with respect to any period for which such calculation is being made:

(a) all cash revenues and other funds received by the Company from whatever source (including proceeds from any sale or financing or refinancing of assets but excluding the proceeds of any Capital Contribution, unless otherwise determined by the Managing Member in its reasonable discretion) plus the amount of any reduction (including, without limitation, a reduction resulting because the Managing Member determines such amounts are no longer necessary) in reserves of the Company, which reserves are referred to in clause (b)(iv) below;

(b) less the sum of the following (except to the extent made with the proceeds of any Capital Contribution):

(i) all interest, principal and other debt-related payments made during such period by the Company,

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(ii) all cash expenditures (including capital expenditures) made by the Company during such period,

(iii) investments in any entity (including loans made thereto) to the extent that such investments are permitted under this Agreement and are not otherwise described in clauses (b)(i) or (ii), and

(iv) the amount of any increase in reserves established during such period which the Managing Member determines is necessary or appropriate in its reasonable discretion (including any reserves that may be necessary or appropriate to account for distributions required with respect to Units having a preference over other classes, series or sub-series of Units); and

(c) with any other adjustments as determined by the Managing Member, in its reasonable discretion.

Notwithstanding the foregoing, after commencement of the dissolution and liquidation of the Company, Available Cash shall not include any cash received from or reductions in reserves and shall not take into account any disbursements made or reserves established.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Member’s share of the Company’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Member’s Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Member’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Budget Act” has the meaning set forth in Section 10.3.A(i).

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” means the Capital Account maintained for a Member pursuant to Exhibit B.

“Capital Account Limitation” has the meaning set forth in Section 4.7.B.

“Capital Contribution” means, with respect to any Member, any cash and the Agreed Value of Contributed Property which such Member contributes or is deemed to contribute to the Company.

“Carrying Value” means (i) with respect to a Contributed Property or Adjusted Property, the Section 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Members’ Capital Accounts and (ii) with respect to any other Company property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B, and to reflect changes, additions (including capital improvements thereto) or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Managing Member.

“Cash Amount” means an amount of cash equal to the Value on the Valuation Date of the Shares Amount.

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“Certificate of Conversion” means the Certificate of Conversion relating to the Company filed in the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms hereof and the Act.

“Certificate of Formation” means the Certificate of Formation relating to the Company filed in the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms hereof and the Act.

“Change of Control” has the meaning set forth in the Series D Articles Supplementary.

“Charter” means the charter of the Managing Member, within the meaning of Section 1-101(f) of the Maryland General Corporation Law.

“Class A Unit” means any Common Unit designated as a Class A Unit or any other Common Unit that is not specifically designated by the Managing Member as being a Class B Unit or another specified class of Units.

“Class A Unit Distribution” has the meaning set forth in Section 4.6.A(ii).

“Class A Unit Economic Balance” has the meaning set forth in Section 6.1.E.

“Class A Unit Transaction” means any financing, reorganization, acquisition, merger, consolidation, unit exchange, self-tender offer for all or substantially all Class A Units or other business combination or reorganization, or sale of all or substantially all of the Company’s assets.

“Class B Available Cash” means Available Cash primarily attributable to, directly or indirectly, the SAFStor Assets.

“Class B Unit” means any Common Unit designated as a Class B Unit.

“Class B Unit Transaction” means any financing, reorganization, acquisition, merger, consolidation, unit exchange, self-tender offer for all or substantially all Class B Units or other business combination or reorganization, or sale of all or substantially all of the Company’s assets.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Unit” means a Unit of Interest without any preference with respect to the amount and timing of any distribution from the Company as set forth in this Agreement and attachments hereto, and generally designated or referred to as such by the Managing Member in this Agreement, including all Class A Units, Class B Units and LTIP Units. The Company may have one or more classes of Common Units. As used in this Agreement, unless specifically mentioned otherwise, Common Units of the various classes then outstanding will be referred to as “Common Units” in the aggregate.

“Common Unit Transaction” means any Class A Unit Transaction, Class B Unit Transaction or any other financing, reorganization, acquisition, merger, consolidation, unit exchange, self-tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of the Company’s assets.

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“Company” means NexPoint Storage Partners Operating Company, LLC, the limited liability company formed under the Act pursuant to the terms and conditions set forth in this Agreement.

“Company Record Date” means the record date established by the Managing Member either (i) for the distribution of Available Cash pursuant to Section 5.1, which record date shall be the same as the record date established by the Managing Member Entity for a distribution to its stockholders of some or all of its portion of such distribution, or (ii) if applicable, for determining the Members entitled to vote on or Consent to any proposed action for which the Consent or approval of the Members is sought pursuant to Section 14.2.

“Consent” means the consent or approval of a proposed action by a Member given in accordance with this Agreement.

“Consent of the Non-Managing Members” means the Consent of the Non-Managing Members (excluding for this purpose (i) any Interests held by the Managing Member, (ii) any Person of which the Managing Member directly or indirectly owns or controls more than fifty percent (50%) of the voting interests and (iii) any Person directly or indirectly owning or controlling more than fifty percent (50%) of the outstanding voting interests of the Managing Member or the Managing Member Entity) holding Interests representing more than fifty percent (50%) of the Percentage Interest of the Common Units of all Non-Managing Members who are not excluded pursuant to (i), (ii) and (iii) above.

“Constituent Person” has the meaning set forth in Section 4.7.F.

“Contributed Property” means each property or other asset contributed to the Company, in such form as may be permitted by the Act, but excluding cash contributed or deemed contributed to the Company. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B, such property shall no longer constitute a Contributed Property for purposes of Exhibit B, but shall be deemed an Adjusted Property for such purposes.

“Conversion Date” has the meaning set forth in Section 4.7.B.

“Conversion Factor” means 1.0; provided, however, that, if the Managing Member Entity (i) declares or pays a dividend on its outstanding Shares in Shares or makes a distribution to all holders of its outstanding Shares in Shares and does not make a corresponding distribution on Common Units in Common Units corresponding to such class thereof, (ii) subdivides its outstanding Shares, or (iii) combines its outstanding Shares into a smaller number of Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time) and the denominator of which shall be the actual number of Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination; and provided further that if an entity other than an Affiliate of the Managing Member or the Managing Member Entity shall become the Managing Member pursuant to any merger, consolidation or combination of the Managing Member or the Managing Member Entity with or into another entity (the “Successor Entity”), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by the number of shares of the Successor Entity into which one Share is converted pursuant to such merger, consolidation or combination, determined as of the date of such merger, consolidation or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of the event retroactive to the record date, if any, for the event giving rise thereto, it being intended that (x) adjustments to the Conversion Factor are to be made to avoid unintended dilution or anti-dilution

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as a result of transactions in which Shares are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Units and (y) if a Specified Redemption Date shall fall between the record date and the effective date of any event of the type described above, that the Conversion Factor applicable to such redemption shall be adjusted to take into account such event.

“Conversion Notice” has the meaning set forth in Section 4.7.B.

“Conversion Right” has the meaning set forth in Section 4.7.A.

“Convertible Funding Debt” has the meaning set forth in Section 7.5.F.

“Debt” means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (iv) obligations of such Person incurred in connection with entering into a lease which, in accordance with generally accepted accounting principles, should be capitalized.

“Depreciation” means, for each Fiscal Year, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Managing Member.

“DRO Amount” means the amount specified in the DRO Registry with respect to any DRO Member, as such DRO Registry may be amended from time to time.

“DRO Member” means a Member who has agreed in writing to be a DRO Member and has agreed and is obligated to make certain contributions, not in excess of such DRO Member’s DRO Amount, to the Company with respect to any deficit balance in such Member’s Capital Account upon the occurrence of certain events. A DRO Member who is obligated to make any such contribution only upon liquidation of the Company shall be designated in the DRO Registry as a Part I DRO Member and a DRO Member who is obligated to make any such contribution to the Company either upon liquidation of the Company or upon liquidation of such DRO Member’s Interest shall be designated in the DRO Registry as a Part II DRO Member.

“DRO Registry” means the DRO Registry maintained by the Managing Member in the books and records of the Company containing substantially the same information as would be necessary to complete the Form of DRO Registry attached hereto as Exhibit E.

“Economic Capital Account Balances” has the meaning set forth in Section 6.1.E.

“Effective Date” shall mean the date of this Agreement.

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“Equity Incentive Plan” means any equity incentive plan of the Managing Member, the Managing Member Entity, the Company and/or any Affiliate of the Company.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Year” means the fiscal year of the Company, which shall be the calendar year as provided in Section 9.2.

“Forced Conversion” has the meaning set forth in Section 4.7.C.

“Forced Conversion Notice” has the meaning set forth in Section 4.7.C.

“Funding Debt” means any Debt incurred for the purpose of providing funds to the Company by or on behalf of the Managing Member or the Managing Member Entity or any wholly owned subsidiary of either the Managing Member or the Managing Member Entity.

“Immediate Family” means, with respect to any natural Person, such natural Person’s spouse, parents, descendants, nephews, nieces, brothers, and sisters.

“Incapacity” or “Incapacitated” means, (i) as to any individual who is a Member, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her Member or estate, (ii) as to any corporation which is a Member, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (iii) as to any partnership or limited liability company which is a Member, the dissolution and commencement of winding up of the Company or limited liability company, (iv) as to any estate which is a Member, the distribution by the fiduciary of the estate’s entire interest in the Company, (v) as to any trustee of a trust which is a Member, the termination of the trust (but not the substitution of a new trustee) or (vi) as to any Member, the bankruptcy of such Member. For purposes of this definition, bankruptcy of a Member shall be deemed to have occurred when (a) the Member commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Member is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Member, (c) the Member executes and delivers a general assignment for the benefit of the Member’s creditors, (d) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of the nature described in clause (b) above, (e) the Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Member or for all or any substantial part of the Member’s properties, (f) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Member’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment or (h) an appointment referred to in clause (g) is not vacated within ninety (90) days after the expiration of any such stay.

“Indemnitee” means (i) any Person made a party to a proceeding by reason of its status as (A) a Managing Member, (B) the Managing Member Entity, (C) a Non-Managing Member or (D) a trustee, director, shareholder, partner, member, employee, representative, agent or officer of the Company, the Managing Member or the Managing Member Entity and (ii) such other Persons (including Affiliates of either a Member or the Company) as the Managing Member may

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designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“Interest” means an Interest of a Member in the Company representing a fractional part of the ownership interest in the Company and includes any and all benefits to which the holder of such an Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. An Interest may be expressed as a number of Units.

“Invested Capital” means an initial value for the Class A Units of $172,856,846.80, which, for the avoidance of doubt, is equal to the aggregate initial Capital Contribution of the Managing Member attributable to the common stock (or other comparable equity interest) of the Managing Member, minus the total amount of all dividends and other distributions paid on the Class A Units and/or Shares from time to time.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Junior Securities” has the meaning set forth in Section 4.8.B.

“Liquidating Event” has the meaning set forth in Section 13.1.

“Liquidating Gains” has the meaning set forth in Section 6.1.E.

“Liquidation” has the meaning set forth in the Series D Articles Supplementary.

“Liquidator” has the meaning set forth in Section 13.2.A.

“LTIP Unitholder” means a Member that holds LTIP Units.

“LTIP Units” means a Unit which is designated as an LTIP Unit and which has the rights, preferences and other privileges designated in Section 4.6 and elsewhere in this Agreement in respect of holders of LTIP Units. The allocation of LTIP Units among the Members shall be set forth in the Member Registry, as it may be amended or restated from time to time.

“LV Safe Harbor” “LV Safe Harbor Election” and “LV Safe Harbor Interest” each has the meaning set forth in Section 10.3.B.

“Managing Member” means NexPoint Storage Partners, Inc., a Maryland corporation, or its successor, as managing member of the Company.

“Managing Member Entity” means the Managing Member, or its successor, as managing member of the Company.

“Material Event Redemption” has the meaning set forth in Series D Articles Supplementary.

“Member” means any Person named as a Member, including the Managing Member or a Non-Managing Member, in the Member Registry or any Substituted Member or Additional Member, in such Person’s capacity as a Member of the Company.

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“Member Registry” means the Member Registry maintained by the Managing Member in the books and records of the Company containing substantially the same information as would be necessary to complete the form of Member Registry attached hereto as Exhibit A.

“Net Income” means, for any taxable period, the excess, if any, of the Company’s items of income and gain for such taxable period over the Company’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Income is subjected to the special allocation rules in Exhibit C, Net Income or the resulting Net Loss, whichever the case may be, shall be recomputed without regard to such item.

“Net Loss” means, for any taxable period, the excess, if any, of the Company’s items of loss and deduction for such taxable period over the Company’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Exhibit B. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Loss is subjected to the special allocation rules in Exhibit C, Net Loss or the resulting Net Income, whichever the case may be, shall be recomputed without regard to such item.

“New Securities” means (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase Shares, excluding grants under any Equity Incentive Plan, or (ii) any Debt issued by the Managing Member Entity that provides any of the rights described in clause (i).

“Non-Managing Member” means any Person named in the Member Registry other than the Managing Member.

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Members pursuant to Section 2.B of Exhibit C if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means a Notice of Redemption substantially in the form of Exhibit D.

“Operating Entity” has the meaning set forth in Section 7.4.F.

“Parent Entity” has the meaning set forth in Section 7.4.F.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

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“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Percentage Interest” means, as to a Member holding a class or series of Units, its interest in such class, determined by dividing the Units of such class or series owned by such Member by the total number of Units of such class or series then outstanding.

“Permitted DST Transaction” has the meaning set forth in the Series D Articles Supplementary.

“Permitted Intercompany Loans” means, as of any particular time, one or more loans from the Company, or any Subsidiary of the Company that does not own, directly or indirectly, any SAFStor Assets, on the one hand, to any Subsidiary of the Company that owns, directly or indirectly, any SAFStor Assets, on the other hand, in exchange for cash on customary arm’s length terms; provided, that the aggregate principal amount of all such loans does not exceed, individually or in the aggregate, $15,000,000.

“Person” means a natural person, partnership (whether general or limited), trust, estate, association, corporation, limited liability company, unincorporated organization, custodian, nominee or any other individual or entity in its own or any representative capacity.

“Predecessor Entity” has the meaning set forth in the definition of “Conversion Factor” herein.

“Prior Agreement” has the meaning set forth in the Recitals.

“Publicly Traded” means listed or admitted to trading on the New York Stock Exchange, the NYSE American, the NASDAQ Stock Market or any successor to any of the foregoing.

“Qualified Assets” means any of the following assets: (i) interests, rights, options, warrants or convertible or exchangeable securities of the Company; (ii) Debt issued by the Company or any Subsidiary thereof in connection with the incurrence of Funding Debt; (iii) equity interests in Qualified REIT Subsidiaries and limited liability companies (or other entities disregarded from their sole owner for U.S. federal income tax purposes, including wholly owned grantor trusts) whose assets consist solely of Qualified Assets; (iv) up to a one percent (1%) equity interest in any partnership or limited liability company at least ninety-nine percent (99%) of the equity of which is owned, directly or indirectly, by the Company; (v) cash held for payment of administrative expenses or pending distribution to security holders of the Managing Member Entity or any wholly owned Subsidiary thereof or pending contribution to the Company; and (vi) other tangible and intangible assets that, taken as a whole, are de minimis in relation to the net assets of the Company and its Subsidiaries.

“Qualified REIT Subsidiary” means any Subsidiary of the Managing Member Entity that is a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.

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“Recapture Income” means any gain recognized by the Company (computed without regard to any adjustment pursuant to Section 754 of the Code) upon the disposition of any property or asset of the Company, which gain is characterized either as ordinary income or as “unrecaptured Section 1250 gain” (as defined in Section 1(h)(6) of the Code) because it represents the recapture of depreciation deductions previously taken with respect to such property or asset.

“Recourse Liabilities” means the amount of liabilities owed by the Company (other than Nonrecourse Liabilities and liabilities to which Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-(2)(i) of the Regulations).

“Redeeming Member” has the meaning set forth in Section 8.6.A.

“Redemption Amount” means either the Cash Amount or the Shares Amount, as determined by the Managing Member, in its sole and absolute discretion; provided, however, that if the Shares are not Publicly Traded at the time a Redeeming Member exercises its Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Member, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the Shares Amount. A Redeeming Member shall have no right, without the Managing Member’s consent, in its sole and absolute discretion, to receive the Redemption Amount in the form of the Shares Amount.

“Redemption Right” has the meaning set forth in Section 8.6.A.

“Regulations” means the Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“REIT” means an entity that qualifies as a real estate investment trust under the Code.

“REIT Non-Compliance” has the meaning set forth in Section 4.8.E(ii).

“REIT Non-Compliance Determination” has the meaning set forth in Section 4.8.E(ii).

“REIT Preferred Units” means the Series C Preferred Units and any other series of Units that is authorized and approved by the Managing Member and issued solely in connection with the Managing Member’s issuance(s) of Shares in accordance with the Charter to the extent required in order for the Managing Member to comply with the requirements of Sections 856(a)(5) and 856(b) of the Code.

“REIT Requirements” has the meaning set forth in Section 5.1.A.

“Remaining Liquidation Cash” means all cash available for distribution, after (i) payment in full of all obligations under Section 13.2.A(1)-(6) and (ii) payment in full of the Invested Capital to the holders of Common Units and/or Shares.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Company recognized for U.S. federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.1(a) or 2.B.2(a) of Exhibit C to eliminate Book-Tax Disparities.

“Safe Harbor” has the meaning set forth in Section 11.6.F.

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“SAFStor Assets” means, initially, the SAFStor Entities, together with their direct and indirect subsidiaries and all properties owned, directly or indirectly, by such entities at the closing of the SAFStor Transaction, as set forth on Schedule 1.1, and all other assets owned by such SAFStor Entities at such time, together with any proceeds, properties, assets or other interests primarily relating thereto, including, without limitation, in connection with any sale, assignment, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, whether pursuant to a financing, reorganization, merger, consolidation, exchange, tender offer, redemption or other business combination or reorganization, or sale, of all or any portion of the assets, properties or equity interests owned by, directly or indirectly, such SAFStor Entities, together with any proceeds, properties, assets or other interests received therefrom, in each case, as reasonably determined by the Managing Member.

“SAFStor Entities” means those certain entities set forth on Schedule 1.1.

“SAFStor Transaction” means the acquisition by the Company, directly or indirectly of all of the issued and outstanding equity interests of the SAFStor Entities pursuant to (a) those certain Membership Interest Purchase Agreements, each dated on or about the date hereof, by and among the Company and the respective managing member of each SAFStor Entity and (b) that certain Contribution Agreement, dated on or about the date hereof, by and among the Company and the respective non-managing member of each SAFStor Entity.

“SAFStor Valuation” has the meaning set forth in Section 7.14.

“SDAT” means the State Department of Assessments and Taxation of the State of Maryland.

“Section 704(c) Value” of any Contributed Property or Adjusted Property means the fair market value of such property at the time of contribution or adjustment, as the case may be, as determined by the Managing Member using such reasonable method of valuation as it may adopt; provided, however, subject to Exhibit B, the Managing Member shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Section 704(c) Value of Contributed Properties or Adjusted Properties in a single or integrated transaction among each separate property on a basis proportional to its fair market values.

“Securities Act” means the Securities Act of 1933, as amended.

“Series C Preferred Articles Supplementary” means the Articles Supplementary of NexPoint Storage Partners, Inc., filed with the SDAT on December 1, 2020, designating the terms, rights and preferences of the Series C Preferred Stock.

“Series C Preferred Distribution Payment Date” has the meaning set forth in Section 4.9.C(i).

“Series C Preferred Distribution Record Date” has the meaning set forth in Section 4.9.C(i).

“Series C Preferred Liquidation Event” has the meaning set forth in Section 4.9.D(i).

“Series C Preferred Liquidation Preference” has the meaning set forth in Section 4.9.D(i).

“Series C Preferred Original Issue Date” has the meaning set forth in Section 4.9.C(i).

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“Series C Preferred Redemption Premium” has the meaning set forth in Section 4.9.E(i).

“Series C Preferred Stock” means the 12.0% Series C Cumulative Non-Voting Preferred Stock, par value $0.01 per share, of the Managing Member.

“Series C Preferred Units” has the meaning set forth in Section 4.9.A.

“Series C Units” has the meaning set forth in Section 4.10.C.

“Series C Units Distribution Amount” means (a) 10% of the fair market value (as determined by the Managing Member in its reasonable discretion) of the total of the kind and amount of consideration payable in connection with any distribution on Common Units (other than Class B Units) pursuant to Article V, paid pro rata based on the number of Series C Units then outstanding (for the avoidance of doubt, without reference to the number of Common Units then outstanding) and (b) to the extent applicable, the Series C Units Participation Amount; provided, however, if shares of Series D Preferred Stock are outstanding and the holder or holders thereof receive payment of the Participating Dividend Amount (as defined in the Series D Articles Supplementary) on the same payment date as any distribution on Common Units, the Series C Units Distribution Amount shall be reduced on a dollar-for-dollar basis by the amount of such Participating Dividend Amount paid by the Managing Member. For the avoidance of doubt, except to the extent attributable to the Series C Units Participation Amount, the Series C Units Distribution Amount expressly excludes Class B Available Cash.

“Series C Units Participation Amount” means all amounts distributable to the Series C Units pursuant to Section 13.2.A(5), up to an aggregate maximum amount in respect of such distributions equal to the Series C Units Participation Cap.

“Series C Units Participation Cap” means $8,421,021.90.

“Series D Accrued Distributions” has the meaning set forth in Section 4.8.C(iii).

“Series D Accrued Minimum Cash Distribution” has the meaning set forth in Section 4.8.C(iii).

“Series D Accrued Regular Distributions” has the meaning set forth in Section 4.8.C(i).

“Series D Articles Supplementary” means the Articles Supplementary of NexPoint Storage Partners, Inc., filed with the SDAT on December 8, 2022, designating the terms, rights and preferences of the Series D Preferred Stock.

“Series D Cash Distribution” has the meaning set forth in Section 4.8.C(i).

“Series D Distribution Payment Date” has the meaning set forth in Section 4.8.C(iv).

“Series D Distribution Rate” means a rate expressed as a percentage per annum of the Series D Liquidation Amount payable in Series D Cash Distributions or Series D Non-Cash Distributions as set forth below.

Anniversary of Series D Series D Cash Series D Non-Cash

First Issuance Date Distributions Distributions

First Issuance Date - 1st Anniversary 7.0% 1.5%

1st Anniversary - 2nd Anniversary 7.5% 1.0%

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2nd Anniversary - 6th Anniversary 8.5% 0.0%

6th Anniversary - 7th Anniversary 9.5% 0.0%

7th Anniversary - Thereafter 10.5% 0.0%

“Series D First Issuance Date” means the date that the first Series D Preferred Unit is issued.

“Series D First Repurchase Date” has the meaning set forth in the definition of “Series D Make-Whole Amount” herein.

“Series D Liquidation Amount” means $1,000.00 per Series D Preferred Unit, subject to adjustment in the event of a Unit Event, distribution (other than Series D Accrued Distributions), or other proportionate reduction or increase to the Series D Preferred Unit.

“Series D Liquidation Preference” has the meaning set forth in Section 4.8.D(i).

“Series D Make-Whole Amount” means, with respect to any redemption of any Series D Preferred Unit as of any Series D Redemption Date prior to the third anniversary of the Series D First Issuance Date (the “Series D First Repurchase Date”), an amount equal to (a) the present value (calculated as provided below) as of such Series D Redemption Date of the sum of (i) the remaining distributions that would accrue on such Series D Preferred Unit being redeemed from such Series D Redemption Date to the applicable Series D First Repurchase Date (including, for the avoidance of doubt, any distributions that would accrue from the Series D Distribution Payment Date immediately prior to the applicable Series D First Repurchase Date through the applicable Series D First Repurchase Date), plus (ii) the Series D Redemption Price as of the applicable Series D First Repurchase Date of such Series D Preferred Unit being redeemed (i.e., 105% of the applicable Series D Liquidation Preference), assuming that, for purposes of calculating clauses (i) and (ii), such Series D Preferred Unit were to remain outstanding through the Series D First Repurchase Date, and then be redeemed on the Series D First Repurchase Date at such Series D Redemption Price described above, and with the present value of such sum being computed using an annual discount rate (applied quarterly) equal to the interest rate on U.S. Treasury notes with a maturity closest to the Series D First Repurchase Date at such Series D Redemption Date plus 50 basis points, less (b) the applicable Series D Liquidation Preference of such Series D Preferred Unit being redeemed as of such Series D Redemption Date.

“Series D Mandatory Redemption” has the meaning set forth in Section 4.8.E(iii).

“Series D Maturity Date” means the Series D Sixth Anniversary, subject to two one-year extension options at the election of the Managing Member.

“Series D Minimum Cash Distribution” has the meaning set forth in Section 4.8.C(iii).

“Series D Minimum Cash Distribution Payment Date” has the meaning set forth in Section 4.8.C(iv).

“Series D Minimum Cash Distribution Rate” means a rate expressed as a percentage per annum of the Series D Liquidation Amount payable in Series D Minimum Cash Distributions as set forth below:

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Anniversary of Series D First Issuance Date	Cash Portion of the Series D Minimum Cash Distribution Rate	Non-Cash Portion of the Series D Minimum Cash Distribution Rate
First Issuance Date - 18-month Anniversary	0.0%	1.1%
18-month Anniversary - Thereafter	1.1%	0.0%

“Series D Optional Redemption” has the meaning set forth in Section 4.8.E(iv).

“Series D Participating Dividend” has the meaning set forth in the definition of “Participating Dividend” in the Series D Articles Supplementary.

“Series D Preferred Stock” means the Series D Preferred Stock, par value $0.01 per share, of the Managing Member.

“Series D Preferred Units” has the meaning set forth in Section 4.8.A.

“Series D Redemption Date” means the date set for redemption by the Managing Member of shares of Series D Preferred Stock, as provided for in the definition of “Redemption Date” in the Series D Articles Supplementary.

“Series D Redemption Price” means:

(a) in respect of any redemption pursuant to Section 4.8.E(i), Section 4.8.E(ii) or any Series D Mandatory Redemption, for a Series D Redemption Date (i) prior to the third anniversary of the Series D First Issuance Date, the applicable Series D Liquidation Preference of the Series D Preferred Units to be redeemed plus the applicable Series D Make-Whole Amount, (ii) on or after the third anniversary of the Series D First Issuance Date and prior to the fourth anniversary of the Series D First Issuance Date, 105% of the applicable Series D Liquidation Preference, (iii) on or after the fourth anniversary of the Series D First Issuance Date and prior to the Series D Sixth Anniversary Date, 103% of the applicable Series D Liquidation Preference and (iv) on or after the Series D Sixth Anniversary Date, 100% of the applicable Series D Liquidation Preference; and

(b) in respect of any Series D Optional Redemption, for a Series D Redemption Date (i) prior to the third anniversary of the Series D First Issuance Date, the sum of the applicable Series D Liquidation Amount of, plus any Series D Accrued Distributions on, the Series D Preferred Units to be redeemed, plus the applicable Series D Make-Whole Amount, (ii) on or after the third anniversary of the Series D First Issuance Date and prior to the fourth anniversary of the Series D First Issuance Date, 105% of the sum of the applicable Series D Liquidation Amount of, plus any Series D Accrued Distributions on, the Series D Preferred Units to be redeemed, (iii) on or after the fourth anniversary of the Series D First Issuance Date and prior to the Series D Sixth Anniversary Date, 103% of the sum of the applicable Series D Liquidation Amount of, plus any Series D Accrued Distributions on, the shares of Series D Preferred Stock to be redeemed, and (iv) on or after the Series D Sixth Anniversary Date, 100% of the sum of the applicable Series D Liquidation Amount of, plus any Series D Accrued Distributions on, the Series D Preferred Units to be redeemed.

“Series D Regular Distribution Date” has the meaning set forth in Section 4.8.C(ii).

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“Series D Sixth Anniversary” means the sixth anniversary of the Series D First Issuance Date.

“Share” means a share of common stock (or other comparable equity interest) of the Managing Member Entity (or the Successor Entity, as the case may be). Shares may be issued in one or more classes or series in accordance with the terms of the Charter (or, if the Managing Member Entity is not the Managing Member, the organizational documents of the Managing Member Entity). Shares issued in lieu of the Cash Amount by the Company or the Managing Member may be either registered or unregistered Shares at the option of the Managing Member or Company. If there is more than one class or series of Shares, the term “Shares” shall, as the context requires, be deemed to refer to the class or series of Shares that corresponds to the class or series of interests for which the reference to Shares is made. When used with reference to Class A Units or Class B Units, the term “Shares” refers to shares of common stock (or other comparable equity interest) of the Managing Member.

“Shares Amount” means a number of Shares equal to the product of the number of Units offered for redemption by a Redeeming Member times the Conversion Factor; provided, however, that, if the Managing Member Entity issues to holders of Shares securities, rights, options, warrants or convertible or exchangeable securities entitling such holders to subscribe for or purchase Shares or any other securities or property (collectively, the “rights”), then the Shares Amount shall also include such rights that a holder of that number of Shares would be entitled to receive unless the Company issues corresponding rights to holders of Units.

“Specified Redemption Date” means the tenth Business Day after the Valuation Date or such shorter period as the Managing Member, in its sole and absolute discretion, may determine; provided, however, that, if the Shares are not Publicly Traded, the Specified Redemption Date means the thirtieth Business Day after receipt by the Managing Member of a Notice of Redemption.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, trust, partnership or joint venture, or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Substituted Member” means a Person who is admitted as a Member to the Company pursuant to Section 11.4 and who is shown as a Member in the Member Registry.

“Successor Entity” has the meaning set forth in the definition of “Conversion Factor” herein.

“Termination Transaction” has the meaning set forth in Section 11.2.B.

“Unit” means a fractional, undivided share of the Interests of all Members issued pursuant to Section 4.1 and Section 4.2, and includes Class A Units, Class B Units, LTIP Units and any other classes of Common Units or other Units established after the date hereof. For purposes of determining the Percentage Interest of the Common Units, all classes of Common Units then outstanding shall be treated as one class. The number of Units outstanding and the Percentage Interests of the class of the Interests represented by such Units are as set forth in the Member Registry. Fractional Units may be issued by the Company.

“Unit Event” means a unit split, unit combination, reclassification, recapitalization or other similar transaction of such character that the shares of Common Units shall be changed into or become exchangeable for a larger or smaller number of units.

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“Unrealized Gain” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B) as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date.

“Unrealized Loss” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date, over (ii) the fair market value of such property (as determined under Exhibit B) as of such date.

“Unvested LTIP Units” has the meaning set forth in Section 4.6.C.

“Valuation Date” means the date of receipt by the Managing Member of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to one Share of a class of outstanding Shares of the Managing Member Entity that are Publicly Traded, the average of the daily market price for the ten consecutive trading days immediately preceding the date with respect to which value must be determined. The market price for each such trading day shall be the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day. If the outstanding Shares of the Managing Member Entity are Publicly Traded and the Shares Amount includes, in addition to the Shares, rights or interests that a holder of Shares has received or would be entitled to receive, then the Value of such rights shall be determined by the Managing Member acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. If the Shares of the Managing Member Entity are not Publicly Traded, the Value of the Shares Amount per Unit tendered for redemption (which will be the Cash Amount per Unit offered for redemption payable pursuant to Section 8.6.A) means the amount that a holder of one Unit would receive if each of the assets of the Company were to be sold for its fair market value on the Specified Redemption Date, the Company were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Members in accordance with the terms of this Agreement. Such Value shall be determined by the Managing Member, acting in good faith and based upon a commercially reasonable estimate of the amount that would be realized by the Company if each asset of the Company (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Company owns a direct or indirect interest) were sold to an unrelated purchaser in an arm’s-length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Company’s minority interest in any property or any illiquidity of the Company’s interest in any property).

“Vested LTIP Units” has the meaning set forth in Section 4.6.C.

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by a holder of LTIP Units upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.1 Organization

ARTICLE IOrganization, Status and Rights. The Company is a limited liability company organized pursuant to the provisions of the Act and upon the terms and conditions set

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forth in this Agreement. The Members hereby confirm and agree to their status as members of the Company and to continue the business of the Company on the terms set forth in this Agreement. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act. The Interest of each Member shall be personal property for all purposes.

A.Qualification of Company. The Members (i) agree that if the laws of any jurisdiction in which the Company transacts business so require, the Managing Member, the appropriate officers or other authorized representatives of the Company shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents necessary for the Company to qualify to transact business under such laws; and (ii) agree and obligate themselves to execute, acknowledge and cause to be filed for record, in the place or places and manner prescribed by law, any amendments to the Certificate of Formation as may be required, either by the Act, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation and operation of the Company as a limited liability company under the Act.

B.Representations. Each Member represents and warrants that such Member is duly authorized to execute, deliver and perform its obligations under this Agreement and that the Person, if any, executing this Agreement on behalf of such Member is duly authorized to do so and that this Agreement is binding on and enforceable against such Member in accordance with its terms.

Section 2.2 Name

The name of the Company is NexPoint Storage Partners Operating Company, LLC. The Company’s business may be conducted under any other name or names deemed advisable by the Managing Member, including the name of any of the Managing Member or any Affiliate thereof. The words “Limited Liability Company,” L.L.C.,” “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The Managing Member in its sole and absolute discretion may change the name of the Company at any time and from time to time and shall notify the Non-Managing Members of such change in the next regular communication to the Non-Managing Members.

Section 2.3 Registered Office and Agent; Principal Office

The address of the registered office of the Company in the State of Delaware is located at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19808 and the registered agent for service of process on the Company in the State of Delaware at such registered office is Corporation Service Company. The principal office of the Company is 300 Crescent Court, Suite 700, Dallas, TX 75201, or shall be such other place as the Managing Member may from time to time designate by notice to the Non-Managing Members. The Company may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member deems advisable.

Section 2.4 Term

The term of the Company commenced on March 5, 2015 and shall continue until dissolved pursuant to the provisions of Article XIII or as otherwise provided by law.

Section 2.5 Interests as Securities

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All Interests shall be securities within the meaning of, and governed by, (i) Article 8 of the Delaware Uniform Commercial Code and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction.

Section 2.6 Certificates Describing Units

The Managing Member shall have the authority to issue certificates evidencing the Interests in accordance with Section 18-702(c) of the Act. Any such certificate (i) shall be in form and substance as approved by the Managing Member, (ii) shall not be negotiable and (iii) shall bear a legend to the following effect:

THIS CERTIFICATE IS NOT NEGOTIABLE. THE UNITS REPRESENTED BY THIS CERTIFICATE ARE GOVERNED BY AND TRANSFERABLE ONLY IN ACCORDANCE WITH (A) THE PROVISIONS OF THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF NEXPOINT STORAGE PARTNERS OPERATING COMPANY, LLC, AS AMENDED, SUPPLEMENTED OR RESTATED FROM TIME TO TIME AND (B) ANY APPLICABLE FEDERAL OR STATE SECURITIES OR BLUE SKY LAWS.

ARTICLE III

PURPOSE

Section 3.1 Purpose and Business

The purpose and nature of the business to be conducted by the Company is (i) to conduct any business that may be lawfully conducted by a limited liability company organized pursuant to the Act; (ii) to enter into any corporation, partnership, joint venture, trust, limited liability company or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged, directly or indirectly, in any of the foregoing; and (iii) to do anything necessary or incidental to the foregoing; provided, however, that any business shall be limited to and conducted in such a manner as to permit the Managing Member and, if different, the Managing Member Entity, at all times to be classified as a REIT, unless the Managing Member or Managing Member Entity, as applicable, in its sole and absolute discretion has chosen to cease to qualify as a REIT or has chosen not to attempt to qualify as a REIT for any reason or reasons whether or not related to the business conducted by the Company. In connection with the foregoing, and without limiting the Managing Member’s or the Managing Member Entity’s right, in its sole and absolute discretion, to cease qualifying as a REIT, the Members acknowledge that the status of the Managing Member as a REIT inures to the benefit of all the Members and not solely to the Managing Member, the Managing Member Entity or their Affiliates.

Section 3.2 Powers

The Company is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Company, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, that the Company shall not take, or shall refrain from taking, any action which, in the judgment of the Managing Member, in its sole and absolute

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discretion, (i) could adversely affect the ability of the Managing Member Entity to qualify or continue to qualify as a REIT (unless the Managing Member has decided to terminate or revoke its election to be taxed as a REIT), (ii) could subject the Managing Member Entity to any taxes under Sections 857 or 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the Managing Member or the Managing Member Entity, or their securities, unless such action (or inaction) shall have been specifically consented to by the Managing Member in writing.

SECTION IV

CAPITAL CONTRIBUTIONS AND ISSUANCES OF INTERESTS

Section 4.1 Capital Contributions of the Members

A.Capital Contributions. Prior to or concurrently with the execution of this Agreement, the Members have made the Capital Contributions as set forth in the Member Registry. On the date hereof, the Members own Units in the amounts set forth in the Member Registry and have Percentage Interests in the Company as set forth in the Member Registry. The number of Units and Percentage Interest shall be adjusted in the Member Registry from time to time by the Managing Member to the extent necessary to reflect accurately exchanges, redemptions, Capital Contributions, the issuance of additional Units or similar events having an effect on a Member’s Percentage Interest occurring after the Effective Date and in accordance with the terms of this Agreement.

B.Except as provided in Sections 7.5, 10.5, and 13.3, the Members shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Company (whether in the form of loans, repayments of loans or otherwise). Except as otherwise set forth in Section 13.3, no Member shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Company or otherwise.

Section 4.2 Issuances of Interests

A.General. The Managing Member is hereby authorized to cause the Company from time to time to issue to Members (including the Managing Member and its Affiliates) or other Persons (including, without limitation, in connection with the contribution of property to the Company or any of its Subsidiaries) Units or other Interests in one or more classes, or in one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of Interests, all as shall be determined, subject to applicable Delaware law, by the Managing Member in its sole and absolute discretion, including, without limitation, (i) the allocations of items of Company income, gain, loss, deduction and credit to each such class or series of Interests, (ii) the right of each such class or series of Interests to share in Company distributions, (iii) the rights of each such class or series of Interests upon dissolution and liquidation of the Company, (iv) the rights, if any, of each such class to vote on matters that require the vote or Consent of the Members, and (v) the consideration, if any, to be received by the Company; provided that no such Units or other Interests shall be issued to the Managing Member unless either (a) the Interests are issued in connection with the grant, award or issuance of Shares or other equity interests in the Managing Member Entity (including a transaction described in Section 7.4.F) having designations, preferences and other rights such that the economic interests attributable to such Shares or other equity interests are substantially similar to the designations, preferences and other rights (except voting rights) of the Interests issued to the Managing Member in accordance with this Section 4.2.A, and the Managing Member contributes to the Company the proceeds (if any) from the issuance of Shares or equity received by the Managing Member as required pursuant to Section 7.5.D, (b) the Managing Member makes an

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additional Capital Contribution to the Company, (c) the additional Interests are issued to all Members holding Interests in the same class in proportion to their respective Percentage Interests in such class or (d) the additional Interests are 154,431.44 Class B Units issued on or following the Effective Date in connection with the SAFStor Transaction. If the Company issues Interests pursuant to this Section 4.2.A, the Managing Member shall make such revisions to this Agreement (including but not limited to the revisions described in Section 5.4, Section 6.2 and Section 8.6) as it deems necessary to reflect the issuance of such Interests. The designation of any newly issued class or series of Interests may provide a formula for treating such Interests solely for purposes of voting on or consenting to any matter that requires the vote or Consent of the Members as set forth in one or more of Sections 7.1, 7.5.A, 7.11, 13.1(i), 13.1(v), 14.1.A, 14.1.C, 14.2.A, and 14.2.B of this Agreement as the equivalent of a specified number (including any fraction thereof) of Class A Units, Class B Units or other Common Units. Nothing in this Agreement shall prohibit the Managing Member from issuing Units for less than fair market value if the Managing Member concludes in good faith that such issuance is in the best interests of the Company.

B.Classes of Units. On the Effective Date, the Company shall have six authorized classes of Units, entitled “Class A Units,” “Class B Units,” “LTIP Units,” “Series C Preferred Units,” “Series D Preferred Units” and “Series C Units” and, thereafter, such additional classes of Units as may be created by the Managing Member pursuant to Section 4.2.A and this Section 4.2.B. Class A Units, Class B Units or a class of Interests created pursuant to Section 4.2.A or this Section 4.2.B, at the election of the Managing Member, in its sole and absolute discretion, may be issued to newly admitted Members in exchange for the contribution by such Members of cash, real estate interests, stock, notes or other assets or consideration; provided, however, that any Unit that is not specifically designated by the Managing Member as being of a particular class shall be deemed to be a Class A Unit. The issuance and terms of any LTIP Units shall be in accordance with Section 4.6. As of the Effective Date, each of the Members set forth on Exhibit A owns the number of Units set forth opposite such Member’s name on Exhibit A.

Section 4.3 No Preemptive Rights

Except to the extent expressly granted by the Company pursuant to another agreement, no Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Company or (ii) issuance or sale of any Units or other Interests.

Section 4.4 Other Contribution Provisions

A.General. If any Member is admitted to the Company and is given a Capital Account in exchange for services rendered to the Company, such transaction shall be treated by the Company and the affected Member (and set forth in the Member Registry) as if the Company had compensated such Member in cash, and the Company had made a Capital Contribution of such cash to the capital of the Company.

B.Mergers. To the extent the Company acquires any property (or an indirect interest therein) by the merger of any other Person into the Company or with or into a Subsidiary of the Company, Persons who receive Interests in exchange for their interest in the Person merging into the Company or with or into a Subsidiary of the Company shall be deemed to have been admitted as Additional Members pursuant to Section 12.2 and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement (or if not so provided, as determined by the Managing Member in its sole and absolute discretion) and as set forth in the Member Registry.

Section 4.5 No Interest on Capital

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No Member shall be entitled to interest on its Capital Contributions or its Capital Account.

Section 4.6 LTIP Units

A.Issuance of LTIP Units. The Managing Member may from time to time, for such consideration as the Managing Member may determine to be appropriate, issue LTIP Units to Persons who provide services to the Company or the Managing Member and admit such Persons as Members. Subject to the following provisions of this Section 4.6 and the special provisions of Sections 4.7 and 6.1.E, LTIP Units shall, at the discretion of the Managing Member, be treated as Class A Units, with all of the rights, privileges and obligations attendant thereto. For purposes of computing the Members’ Percentage Interests, holders of LTIP Units shall be treated as Class A Unit holders and LTIP Units shall be treated as Class A Units, in each case, as determined by the Managing Member in its sole discretion. In particular, the Company shall maintain at all times a one-to-one correspondence between LTIP Units and Common Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(i)If an Adjustment Event (as defined below) occurs, then the Managing Member shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence ratio between Common Units and LTIP Units. The following shall be “Adjustment Events”: (A) the Company makes a distribution on all outstanding Common Units in Units, (B) the Company subdivides the outstanding Common Units into a greater number of units or combines the outstanding Common Units into a smaller number of units, or (C) the Company issues any Units in exchange for its outstanding Common Units by way of a reclassification or recapitalization of its Common Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Units in a financing, reorganization, acquisition or other similar business Common Unit Transaction, (y) the issuance of Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan or (z) the issuance of any Units to the Managing Member in respect of a capital contribution to the Company. If the Company takes an action affecting the Common Units other than actions specifically described above as “Adjustment Events” and in the opinion of the Managing Member such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the Managing Member shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any Equity Incentive Plan, in such manner and at such time as the Managing Member, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Company shall promptly file in the books statement and records of the Company an officer’s certificate setting forth such adjustment and a brief of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Company shall mail a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; and

(ii)The LTIP Unitholders that hold LTIP Units designated as Class A Units shall, when, as and if authorized and declared by the Managing Member out of assets legally available for that purpose, be entitled to receive distributions in an amount per LTIP Unit equal to the distributions per Class A Unit (excluding, for the avoidance of doubt, any Series C Units Distribution Amount) (the “Class A Unit Distribution”), paid to holders of Class A Units on such Company Record Date established by the Managing Member with respect to such distribution.

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B.Priority. Subject to the provisions of this Section 4.6 and the special provisions of Sections 4.7 and 5.1.C, the LTIP Units shall rank pari passu with the Class A Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class A Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Class A Units, are entitled to transfer their Class A Units pursuant to Article XI.

C.Special Provisions. LTIP Units shall be subject to the following special provisions:

(i)Vesting Agreements. LTIP Units may, in the sole discretion of the Managing Member, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. The terms of any Vesting Agreement may be modified by the Managing Member from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the Equity Incentive Plan, if applicable. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units;” all other LTIP Units shall be treated as “Unvested LTIP Units.”

(ii)Forfeiture. Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement as resulting in either the right of the Company or the Managing Member to repurchase LTIP Units at a specified purchase price or some other forfeiture of any LTIP Units, then if the Company or the Managing Member exercises such right to repurchase or forfeiture in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Company Record Date prior to the effective date of the forfeiture. In connection with any repurchase or forfeiture of LTIP Units, the balance of the portion of the Capital Account of the LTIP Unitholder that is attributable to all of his or her LTIP Units shall be reduced by the amount, if any, by which it exceeds the target balance contemplated by Section 6.1.E, calculated with respect to the LTIP Unitholder’s remaining LTIP Units, if any.

(iii)Allocations. LTIP Unitholders shall be entitled to certain special allocations of gain under Section 6.1.E.

(iv)Redemption. The Redemption Right provided to the holders of Common Units under Section 8.6 shall not apply with respect to LTIP Units unless and until they are converted to Class A Units as provided in clause (v) below and Section 4.7.

(v)Conversion to Common Units. Vested LTIP Units that are designated as Class A Units are eligible to be converted into Class A Units in accordance with Section 4.7.

D.Voting. LTIP Unitholders shall (a) have the same voting rights as the Class A Unitholders based on the designation of such LTIP Unit, with the LTIP Units voting as a single class with the Class A Units and having one vote per LTIP Unit; and (b) have the additional voting rights that are expressly set forth below. So long as any LTIP Units remain outstanding,

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the Company shall not, without the affirmative vote of the holders of a majority of the LTIP Units outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of this Agreement applicable to LTIP Units so as to materially and adversely affect any right, privilege or voting power of the LTIP Units or the LTIP Unitholders as such, unless such amendment, alteration, or repeal affects equally, ratably and proportionately the rights, privileges and voting powers of all of Class A Units (including the Class A Units held by the Managing Member) with respect to such LTIP Unit; but subject, in any event, to the following provisions:

(i)With respect to any Common Unit Transaction, so long as the LTIP Units are treated in accordance with Section 4.7, the consummation of such Common Unit Transaction shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such; and

(ii)Any creation or issuance of any Units or of any class or series of Interest in accordance with the terms of this Agreement, including, without limitation, additional Class A Units, Class B Units or LTIP Units, whether ranking senior to, junior to, or on a parity with the LTIP Units with respect to distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding LTIP Units shall have been converted into Common Units.

Section 4.7 Conversion of LTIP Units.

A.Conversion Right. An LTIP Unitholder shall have the right (the “Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into Class A Units. LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Class A Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested LTIP Units to become Vested LTIP Units, such LTIP Unitholder may give the Company a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Company subject to such condition. The Managing Member shall have the right at any time to cause a conversion of Vested LTIP Units into Class A Units. In all cases, the conversion of any LTIP Units into Class A Units shall be subject to the conditions and procedures set forth in this Section 4.7.

B.Exercise by an LTIP Unitholder. A holder of Vested LTIP Units may convert such LTIP Units into an equal number of fully paid and non-assessable Class A Units, if such Vested LTIP Unit was designated as a Class A Unit, giving effect to all adjustments (if any) made pursuant to Section 4.6. Notwithstanding the foregoing, in no event may a holder of Vested LTIP Units convert a number of Vested LTIP Units that exceeds (x) the Economic Capital Account Balance of such Non-Managing Member, to the extent attributable to its ownership of LTIP Units, divided by the Class A Unit Economic Balance as determined as of the effective date of conversion (the “Capital Account Limitation”). In order to exercise his or her Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit F to this Agreement to the Company (with a copy to the Managing Member) not less than ten nor more than 60 days prior to a date (the “Conversion Date”)

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specified in such Conversion Notice; provided, however, that if the Managing Member has not given to the LTIP Unitholders notice of a proposed or upcoming Common Unit Transaction at least 30 days prior to the effective date of such Common Unit Transaction, then LTIP Unitholders shall have the right to deliver a Conversion Notice until the earlier of (x) the tenth day after such notice from the Managing Member of a Common Unit Transaction or (y) the third business day immediately preceding the effective date of such Common Unit Transaction. A Conversion Notice shall be provided in the manner provided in Section 15.1. Each LTIP Unitholder covenants and agrees with the Company that all Vested LTIP Units to be converted pursuant to this Section 4.7.B shall be free and clear of all liens and encumbrances. Notwithstanding anything herein to the contrary, a holder of LTIP Units may deliver a Notice of Redemption pursuant to Section 8.6 relating to those Class A Units that will be issued to such holder upon conversion of such LTIP Units into Class A Units in advance of the Conversion Date; provided, however, that the redemption of such Class A Units by the Company shall in no event take place until after the Conversion Date. For clarity, it is noted that the objective of this paragraph is to put an LTIP Unitholder in a position where, if he or she so wishes, the Class A Units into which his or her Vested LTIP Units will be converted can be redeemed by the Company simultaneously with such conversion, with the further consequence that, if the Managing Member elects to cause the Managing Member Entity to assume and perform the Company’s redemption obligation with respect to such Class A Units under Section 8.6 by delivering to such holder Shares rather than cash, then such holder can have such Shares issued to him or her simultaneously with the conversion of his or her Vested LTIP Units into Class A Units. The Managing Member and LTIP Unitholder shall reasonably cooperate with each other to coordinate the timing of the events described in the foregoing sentence.

C.Forced Conversion. The Company, at any time at the election of the Managing Member, may cause any number of Vested LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of Class A Units, giving effect to all adjustments (if any) made pursuant to Section 4.6; provided, however, that the Company may not cause a Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.7.B. In order to exercise its right of Forced Conversion, the Company shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit G to this Agreement to the applicable LTIP Unitholder not less than ten nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.1.

D.Completion of Conversion. A conversion of Vested LTIP Units for which the holder thereof has given a Conversion Notice or the Company has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Company with the issuance as of the opening of business on the next day of the number of Class A Units issuable upon such conversion. After the conversion of LTIP Units as aforesaid, the Company shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the Managing Member certifying the number of Class A Units and remaining LTIP Units, if any, held by such person immediately after such conversion. The Assignee of any Non-Managing Member pursuant to Article XI may exercise the rights of such Non-Managing Member pursuant to this Section 4.7 and such Non-Managing Member shall be bound by the exercise of such rights by the Assignee.

E.Impact of Conversions for Purposes of Section 6.1.E. For purposes of making future allocations under Section 6.1.E and applying the Capital Account Limitation, the portion of the Economic Capital Account Balance of the applicable LTIP Unitholder that is treated as attributable to his or her LTIP Units shall be reduced, as of the date of conversion, by the product

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of the number of such LTIP Units designated as Class A Units converted and the Class A Unit Economic Balance.

Section 4.8 Series D Preferred Units

A.Designation and Number. There shall be a series of Units designated as the “Series D Preferred Units” (the “Series D Preferred Units”). The number of authorized Series D Preferred Units is 300,000.

B.Rank. The Series D Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to the Common Units (including any LTIP Units), the Series C Units and to any other class or series of equity securities of the Company now or hereafter issued and outstanding (other than the REIT Preferred Units) (collectively, the “Junior Securities”) and (b) junior to the REIT Preferred Units.

C.Distributions.

(i)Each holder of the then-outstanding Series D Preferred Units shall be entitled to receive, when, as and if authorized by the Managing Member and declared by the Company, out of funds legally available for the payment of distribution, cumulative preferential distributions per Series D Preferred Unit at the Series D Distribution Rate. Such distributions shall accrue at the Series D Distribution Rate on the then-applicable Series D Liquidation Amount of, plus the amount of previously accrued and unpaid distributions that have accumulated for all distribution periods ending prior to such date in accordance with this Section 4.8.C(i) on, such Series D Preferred Unit (the “Series D Accrued Regular Distributions”) on a daily basis and be compounded quarterly on each Series D Regular Distribution Payment Date, whether or not declared, and be cumulative from the Series D First Issuance Date. Each distribution payment under this Section 4.8.C(i) shall be paid (A) in cash (a “Series D Cash Distribution”) and (B) by adding the dollar amount of the non-cash distribution (the “Series D Non-Cash Distribution”), effective immediately before the close of business on the related Series D Regular Distribution Payment Date, to the amount of Series D Accrued Regular Distributions on such Series D Preferred Unit, in each case at the applicable rate set forth in the definition of “Series D Distribution Rate.” If the Company fails to declare and pay pursuant to this Section 4.8.C(i) a full distribution on the Series D Preferred Units on any Series D Regular Distribution Payment Date, then the amount of such unpaid distribution shall automatically be added to the amount of Series D Accrued Regular Distributions on such unit on the applicable Series D Regular Distribution Payment Date without any action on the part of the Company or any other person. The Company shall be entitled to declare and pay all or any part of the Series D Accrued Regular Distributions relating to distribution that were accrued but not paid in full on subsequent Series D Regular Distribution Payment Dates, and, following such payment, such Series D Accrued Regular Distributions shall no longer be deemed Series D Accrued Regular Distributions hereunder solely to the extent of such payment.

(ii)Distributions payable under Section 4.8.C(i) on each outstanding Series D Preferred Unit shall be payable in arrears for the prior calendar quarter on or before the 15th day of March, June, September and December of each year (each a “Series D Regular Distribution Payment Date”); provided, however, that if any Series D Regular Distribution Payment Date is not a Business Day, then the distribution which would otherwise have been payable on such Series D Regular Distribution Payment Date may be paid on the preceding Business Day or the following Business Day with the same force and effect as if paid on such Series D Regular Distribution Payment Date.

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(iii)In addition to the distribution described in Section 4.8.C(i), whether or not full cumulative preferential distributions are declared and paid on each Series D Preferred Unit, but only if full cumulative Series D Cash Distributions have been declared and paid on each Series D Preferred Unit, each holder of the then-outstanding Series D Preferred Units shall be entitled to receive, when, as and if authorized by the Managing Member and declared by the Company, out of funds legally available for the payment of distribution, cumulative preferential Series D Cash Distributions per Series D Preferred Unit at the Series D Minimum Cash Distribution Rate (such distribution, the “Series D Minimum Cash Distribution”). Such distributions shall accrue at the Series D Minimum Cash Distribution Rate on the then-applicable Series D Liquidation Amount of, plus the amount of previously accrued and unpaid Series D Minimum Cash Distributions that have accumulated for all distribution periods ending prior to such date in accordance with this Section 4.8.C(iii) on, such Series D Preferred Unit (the “Series D Accrued Minimum Cash Distribution” and, together with the Series D Accrued Regular Distributions, the “Series D Accrued Distributions”) on a daily basis, whether or not declared, and be cumulative from the Series D First Issuance Date. If the Company fails to declare and pay pursuant to this Section 4.8.C(iii) the full Series D Minimum Cash Distributions on the Series D Preferred Units on any Series D Minimum Cash Distribution Payment Date, then the amount of such unpaid distributions shall automatically be added to the amount of Series D Accrued Minimum Cash Distributions on such unit on the applicable Series D Minimum Cash Distribution Payment Date without any action on the part of the Company or any other person. To the extent permitted by this Section 4.8.C(iii), the Company shall be entitled to declare and pay all or any part of the Series D Accrued Minimum Cash Distribution relating to distributions that were accrued but not paid in full on subsequent Series D Minimum Cash Distribution Payment Dates, and, following such payment, such Series D Accrued Minimum Cash Distributions shall no longer be deemed Series D Accrued Minimum Cash Distributions hereunder solely to the extent of such payment.

(iv)Distributions payable under Section 4.8.C(iii) on each outstanding Series D Preferred Unit shall be payable in arrears for the prior calendar month on or before the fifth day of the immediately following month (each a “Series D Minimum Cash Distribution Payment Date” and, together with each Series D Regular Distribution Payment Date, a “Series D Distribution Payment Date”); provided, however, that if any Series D Minimum Cash Distribution Payment Date is not a Business Day, then the distribution which would otherwise have been payable on such Series D Minimum Cash Distribution Payment Date may be paid on the preceding Business Day or the following Business Day with the same force and effect as if paid on such Series D Minimum Cash Distribution Payment Date.

(v)Any distribution payable on the Series D Preferred Units for any partial distribution period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. A “distribution period” shall mean, with respect to the first “distribution period,” the period from and including the Series D First Issuance Date to and including the first Series D Regular Distribution Payment Date or Series D Minimum Cash Distribution Payment Date, as applicable, and with respect to each subsequent “distribution period,” the period from but excluding a Series D Regular Distribution Payment Date or Series D Minimum Cash Distribution Payment Date, as applicable, to and including the next succeeding Series D Regular Distribution Payment Date or Series D Minimum Cash Distribution Payment Date, respectively, or other date as of which Series D Accrued Distributions are to be calculated. Distributions shall be payable to holders of record as they appear in the Member Registry at the close of business on the applicable record date, which record date shall be the date designated by the Managing

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Member for the payment of distributions that is not more than 30 nor less than 10 days prior to such Series D Distribution Payment Date.

(vi)Distributions on the Series D Preferred Units shall accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

(vii)No distribution on any Junior Securities (whether in cash, securities or other property, or any combination of the foregoing) will be declared or paid on such Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Junior Securities) by the Company, unless, at the time of such declaration and payment, (A) the holders of outstanding Series D Preferred Units shall first receive, or simultaneously receive, a cash distribution on each outstanding Series D Preferred Unit in an amount at least equal to the amount of the aggregate Series D Accrued Distributions then accrued on such Series D Preferred Unit and not previously paid, or such aggregate Series D Accrued Distributions are declared and a sum sufficient for the payment thereof is set apart for payment and paid on or before the next Series D Regular Distribution Payment Date, (B) all principal and interest due and owing with respect to the Promissory Notes has been paid in full and (C) the Company complies with the distribution obligations set forth in Section 4.10.C(ii), to the extent applicable.

(viii)When distributions are not paid in full (or a sum sufficient for such full payment is not set apart) on the Series D Preferred Units, all distributions declared upon the Series D Preferred Units shall be declared and paid pro rata based on the number of Series D Preferred Units then outstanding.

(ix)Any distribution payment made on the Series D Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such Series D Preferred Units which remains payable.

(x)Notwithstanding anything to the contrary herein, if the Managing Member pays any Series D Participating Dividend as provided in Section 3(j) of the Series D Articles Supplementary, the Company shall make an equivalent cash distribution with respect to the Series D Preferred Units.

(xi)If the dividend rate at which the Managing Member is required to distribute payments or amounts to the holders of Series D Preferred Stock increases or decreases pursuant to the terms of the Series D Articles Supplementary, the distribution rate that is required to be paid on the Series D Preferred Units shall increase or decrease by the same amount and for the same periods.

D.Liquidation Preference.

(i)Upon any Liquidation of the Managing Member or Liquidating Event of the Company, the holders of the Series D Preferred Units will be entitled to be paid out of the assets of the Company legally available for distribution to its members, in cash or property at its fair market value as determined by the Managing Member, in an amount, for each outstanding Series D Preferred Unit equal to the sum of (i) the Series D Liquidation Amount plus (ii) all Series D Accrued Distributions to and including the date of payment, in each case before any distribution or payment is made to holders of Common Units or any Junior Securities as to the distribution of assets upon a liquidation. In addition, upon any Liquidation of the Managing Member, the amount payable with

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respect to the Series D Preferred Stock pursuant to the second sentence of Section 4(a) of the Series D Articles Supplementary shall be distributed to the holders of the Series D Preferred Units. The amounts described in this Section 4.8.D(i) are collectively referred to as the “Series D Liquidation Preference.” Such amounts shall be distributed in full redemption of the Series D Preferred Units.

(ii)In the event that, upon any Liquidation of the Managing Member or Liquidating Event of the Company, the available assets of the Company are insufficient to pay the Series D Liquidation Preference on all outstanding Series D Preferred Units, then the holders of Series D Preferred Units shall share ratably in any such distribution of assets in proportion to the full Series D Liquidation Preference per unit to which they would otherwise be respectively entitled.

(iii)Upon a Change of Control, if the outstanding Series D Preferred Units are not redeemed or repurchased as provided herein, then the Company will cause any acquirer of the Company to assume the obligations set forth herein and be subject to the terms and conditions set forth herein. Notwithstanding the foregoing, if such assumption is not permitted by law, the Company shall take any actions under its control necessary to cause the acquirer to issue securities of the acquirer with substantially similar contractual rights as those contained herein (including the inclusion of a provision in the relevant merger or consolidation agreement requiring the acquirer to issue securities of the acquirer with substantially similar contractual rights as those contained herein).

(iv)Written notice of any Liquidation of the Managing Member or Liquidating Event of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the payment date stated therein to each record holder of the Series D Preferred Units at the respective address of such holders as the same shall appear on the Member Registry in the books and records of the Company.

E.Redemption and Repurchase.

(i)Material Event Redemption. If the Managing Member is required to redeem any of the Series D Preferred Stock as provided in Section 5(a) of the Series D Articles Supplementary immediately upon or immediately prior to the occurrence of Material Event Redemption, the Company shall, on the Series D Redemption Date of such Series D Preferred Stock, redeem such number of outstanding Series D Preferred Units equal to the number of shares of Series D Preferred Stock for which the Managing Member has given notice of redemption pursuant to Section 5(e) of the Series D Articles Supplementary. The aggregate Series D Redemption Price will be due and payable, and paid in cash in immediately available funds, to the respective holders of the Series D Preferred Units on the applicable Series D Redemption Date.

(ii)REIT Non-Compliance Redemption. If, at any time while any Series D Preferred Units are outstanding, the Managing Member is required to redeem any of the Series D Preferred Stock as provided in Section 5(b) of the Series D Articles Supplementary following a determination by the Managing Member, upon advice of tax counsel (the “REIT Non-Compliance Determination”), that it no longer meets the requirements for qualification and taxation as a REIT under the Code (“REIT Non-Compliance”), the Company shall, on the Series D Redemption Date of such Series D Preferred Stock, redeem for cash such number of outstanding Series D Preferred Units equal to the number of shares of Series D Preferred Stock for which the applicable holder of the Series D Preferred Stock has given a REIT Redemption Notice (as defined in the

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Series D Articles Supplementary) pursuant to Section 5(f) of the Series D Articles Supplementary. The aggregate Series D Redemption Price will be due and payable, and paid in cash in immediately available funds, to the respective holders of the Series D Preferred Units on the applicable Series D Redemption Date.

(iii)Series D Mandatory Redemption. If the Managing Member is required to redeem any of the Series D Preferred Stock as provided in Section 5(c) of the Series D Articles Supplementary immediately following the Series D Maturity Date (the “Series D Mandatory Redemption”), the Company shall, on the Series D Redemption Date of such Series D Preferred Stock, redeem for cash such number of outstanding Series D Preferred Units equal to the number of shares of Series D Preferred Stock for which the Managing Member has given notice of redemption pursuant to Section 5(e) of the Series D Articles Supplementary. The aggregate Series D Redemption Price will be due and payable, and paid in cash in immediately available funds, to the respective holders of the Series D Preferred Units on the applicable Series D Redemption Date.

(iv) Series D Optional Redemption. If the Managing Member elects to redeem any of the Series D Preferred Stock at any time from and after the Series D First Issuance Date (a “Series D Optional Redemption”), in whole or in part, the Company shall, on the Series D Redemption Date of such Series D Preferred Stock, redeem for cash such number of outstanding Series D Preferred Units equal to the number of shares of Series D Preferred Stock for which the Managing Member has given notice of redemption pursuant to Section 5(e) of the Series D Articles Supplementary. The aggregate Series D Redemption Price will be due and payable, and paid in cash in immediately available funds, to the respective holders of the Series D Preferred Units on the applicable Series D Redemption Date. The minimum Series D Redemption Price for all Series D Preferred Units being redeemed in any Series D Optional Redemption pursuant to this Section 4.8.E(iv) shall be at least $50.0 million, unless such Series D Optional Redemption is pursuant to a Permitted DST Transaction.

(v)In addition to any redemption pursuant to this Section 4.8.E, the Company may at any time and from time-to-time purchase Series D Preferred Units in privately negotiated transactions, provided that in such privately negotiated transactions all holders of Series D Preferred Units are offered a ratable opportunity to participate.

F.Notices.

(i)Notice of redemption will be given by the Managing Member to the holders of Series D Preferred Units concurrently with the notice by the Managing Member to the holders of Series D Preferred Stock in connection with any Material Event Redemption, Series D Mandatory Redemption or Series D Optional Redemption, and shall be consistent with the notice procedures set forth in Section 5(e) of the Series D Articles Supplementary, including the content and information requirements of such notice.

(ii)Notice of redemption will be given by the Managing Member to the holders of Series D Preferred Units concurrently with the notice by the Managing Member to the holders of Series D Preferred Stock in connection with any REIT Non-Compliance Determination, and shall be consistent with the notice procedures set forth in Section 5(f) of the Series D Articles Supplementary, including the content and information requirements of such notice.

G.Voting. The holders of the Series D Preferred Units shall not have any voting rights.

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H.Construction. The Series D Preferred Units have been created and are being issued in conjunction with the issuance and sale of Series D Preferred Stock by the Managing Member, and as such, the Series D Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series D Preferred Stock, all such that the economic interests of the Series D Preferred Units and the Series D Preferred Stock are substantially identical, and the provisions, terms and conditions of this Agreement, including this Section 4.8, shall be interpreted in a fashion consistent with this intent.

Section 4.9 Series C Preferred Units

A.Designation and Number. There shall be a series of Units designated as the “Series C Preferred Units” (the “Series C Preferred Units”). The number of authorized Series C Preferred Units is 125.

B.Rank. The Series C Preferred Units shall, with respect to distribution and redemption rights and rights upon liquidation, dissolution, or winding up of the Company, rank senior to the Series D Preferred Units, any Junior Securities and to any other class or series of equity securities of the Company now or hereafter issued and outstanding.

C.Distributions.

(i)Each holder of the then outstanding Series C Preferred Units shall be entitled to receive, when and as authorized by the Managing Member, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 12.0% per annum of the total of $1,000.00 per unit plus all accumulated and unpaid distributions thereon. Such distributions shall accrue on a daily basis and be cumulative from the first date on which any Series C Preferred Unit is issued, such issue date to be contemporaneous with the receipt by the Company of subscription funds for the Series C Preferred Units, except that funds transferred on the first business day of a calendar year shall be deemed received on January 1 of such year (the “Series C Preferred Original Issue Date”), and shall be payable semi-annually in arrears on or before June 30 and December 31 of each year (each a “Series C Preferred Distribution Payment Date”); provided, however, that if any Series C Preferred Distribution Payment Date is not a business day, then the distribution which would otherwise have been payable on such Series C Preferred Distribution Payment Date may be paid on the preceding business day or the following business day with the same force and effect as if paid on such Series C Preferred Distribution Payment Date. Any distribution payable on the Series C Preferred Units for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. A “distribution period” shall mean, with respect to the first “distribution period,” the period from and including the Series C Preferred Original Issue Date to and including the first Series C Preferred Distribution Payment Date, and with respect to each subsequent “distribution period,” the period from but excluding a Series C Preferred Distribution Payment Date to and including the next succeeding Series C Preferred Distribution Payment Date or other date as of which accrued distributions are to be calculated. Distributions will be payable to holders of record as they appear in the unit records of the Company at the close of business on the applicable record date, which shall be the fifteenth day of the calendar month in which the applicable Series C Preferred Distribution Payment Date falls or on such other date designated by the Managing Member for the payment of distributions that is not more than 30 nor less than 10 days prior to such Series C Preferred Distribution Payment Date (each, a “Series C Preferred Distribution Record Date”).

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(ii)No distributions on Series C Preferred Units shall be declared by the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any written agreement between the Company and any party that is not an Affiliate of the Company, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(iii)Notwithstanding the foregoing, distributions on the Series C Preferred Units shall accrue whether or not the terms and provisions set forth in Section 4.9.C(ii) hereof at any time prohibit the current payment of distributions, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions, and whether or not such distributions are authorized or declared. Furthermore, distributions will be declared and paid when due in all events to the fullest extent permitted by law and except as provided in Section 4.9.C(ii) above. Accrued but unpaid distributions on the Series C Preferred Units will accumulate as of the Series C Preferred Distribution Payment Date on which they first become payable.

(iv)Unless full cumulative distributions on all outstanding Series C Preferred Units have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods, no distributions (other than in Junior Securities) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon any Junior Securities or Series D Preferred Units, nor shall any Junior Securities or Series D Preferred Units be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such units) by the Company (except by conversion into or exchange for other Junior Securities and except for transfers made pursuant to the provisions of Article VI of the Charter).

(v)When distributions are not paid in full (or a sum sufficient for such full payment is not set apart) on the Series C Preferred Units, all distributions declared upon the Series C Preferred Units shall be declared and paid pro rata based on the number of Series C Preferred Units then outstanding.

(vi)Any distribution payment made on the Series C Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such units which remains payable. Holders of the Series C Preferred Units shall not be entitled to any distribution, whether payable in cash, property, or units, in excess of full cumulative distributions on the Series C Preferred Units as described above.

(vii)Any distribution payment made on the Series C Preferred Units may be made via check or electronic payment. Permissible forms of electronic payment pursuant to this paragraph shall include, without limitation, Automated Clearing House transfers, direct deposits or wire transfers.

D.Liquidation Preference.

(i)Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (each a “Series C Preferred Liquidation Event”), the holders of Series C Preferred Units then outstanding are entitled to be paid, or have the Company declare and set aside for payment, out of the assets of the Company legally available for distribution to its unitholders, a liquidation preference equal to the sum of the following (collectively, the “Series C Preferred Liquidation Preference”): (i) $1,000.00 per Series C Preferred Unit, (ii) all accrued and unpaid distributions thereon

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through and including the date of payment, and (iii) if the Series C Preferred Liquidation Event occurs before the Redemption Premium (as defined below) right expires, the per unit Redemption Premium in effect on the date of payment of the Series C Preferred Liquidation Preference, before any distribution of assets is made to holders of any Junior Securities. In the event that the Company elects to set aside the Series C Preferred Liquidation Preference for payment, the Series C Preferred Units shall remain outstanding until the holders thereof are paid the full Series C Preferred Liquidation Preference, which payment shall be made no later than immediately prior to the Company making its final liquidating distribution on the Junior Securities. In the event that the Redemption Premium in effect on the payment date is less than the Redemption Premium on the date that the Series C Preferred Liquidation Preference was set apart for payment, the Company may make a corresponding reduction to the funds set apart for payment of the Series C Preferred Liquidation Preference.

(ii)If, upon any such Series C Preferred Liquidation Event, the available assets of the Company are insufficient to pay the full amount of the Series C Preferred Liquidation Preference on all outstanding Series C Preferred Units, then the holders of the Series C Preferred Units shall share ratably in any such distribution of assets in proportion to the full Series C Preferred Liquidation Preference to which they would otherwise be respectively entitled.

(iii)After payment of the full amount of the Series C Preferred Liquidation Preference to which they are entitled, the holders of Series C Preferred Units will have no right or claim to any of the remaining assets of the Company.

(iv)Upon the Company’s provision of written notice as to the effective date of any such Series C Preferred Liquidation Event, accompanied by a check or electronic payment in the amount of the full Series C Preferred Liquidation Preference to which each record holder of the Series C Preferred Units is entitled, the Series C Preferred Units shall no longer be deemed outstanding and all rights of the holders of such Series C Preferred Units will terminate. Such notice shall be given by first class mail, postage pre-paid, or via electronic mail to each record holder of the Series C Preferred Units at the respective addresses of such holders as the same shall appear on the unit transfer records of the Company. Permissible forms of electronic payment pursuant to this paragraph shall include, without limitation, ACH transfers, direct deposit or wire transfers, in each case to be initiated on or before the day on which the related notice is given.

(v)The consolidation or merger of the Company with or into any other business enterprise or of any other business enterprise with or into the Company, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a Series C Preferred Liquidation Event; provided, however that any such transaction which results in an amendment, restatement or replacement of the Operating Agreement that has a material adverse effect on the rights and preferences of the Series C Preferred Units, or that increases the number of authorized or issued Series C Preferred Units, shall be deemed a Series C Preferred Liquidation Event for purposes of determining whether the Series C Preferred Liquidation Preference is payable unless the right to receive payment is waived by holders of a majority of the outstanding Series C Preferred Units voting as a separate class (excluding any Series C Preferred Units that were not issued in a private placement of the Series C Preferred Units conducted by H&L Equities, LLC).

E.Redemption and Repurchase.

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(i)Right of Optional Redemption. The Company, at its option, may redeem the Series C Preferred Units, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $1,000.00 per Series C Preferred Unit plus all accrued and unpaid distributions thereon to and including the date fixed for redemption (except as provided in Section 4.9.E(iii) below), plus a redemption premium per Series C Preferred Unit (each, a “Series C Preferred Redemption Premium”) calculated as follows based on the date fixed for redemption:

(1)until December 31, 2022, $100, and

(2)thereafter, no Series C Preferred Redemption Premium.

If less than all of the outstanding Series C Preferred Units are to be redeemed, the Series C Preferred Units to be redeemed may be selected by any equitable method determined by the Company, provided that such method does not result in the creation of fractional units.

(ii)Limitations on Redemption. Unless full cumulative distributions on all Series C Preferred Units shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, no Series C Preferred Units shall be redeemed or otherwise acquired, directly or indirectly, by the Company unless all outstanding Series C Preferred Units are simultaneously redeemed or acquired, and the Company shall not purchase or otherwise acquire, directly or indirectly, any Junior Securities of the Company (except by exchange for Junior Securities); provided, however, that the foregoing shall not prevent the purchase by the Company of Series C Preferred Units corresponding to shares of Series C Preferred Stock transferred to a Charitable Beneficiary (as defined in the Charter) pursuant to Article VI of the Charter in order to ensure that the Managing Member remains qualified as a real estate investment trust for federal income tax purposes or the purchase or acquisition of Series C Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Units.

(iii)Rights to Distributions on Units Called for Redemption. Immediately prior to or upon any redemption of Series C Preferred Units, the Company shall pay, in cash, any accumulated and unpaid distributions to and including the redemption date, unless a redemption date falls after a Series C Preferred Distribution Record Date and prior to the corresponding Series C Preferred Distribution Payment Date, in which case each holder of Series C Preferred Units at the close of business on such Series C Preferred Distribution Record Date shall be entitled to the distribution payable on such Series C Preferred Units on the corresponding Series C Preferred Distribution Payment Date notwithstanding the redemption of such Series C Preferred Units before such Series C Preferred Distribution Payment Date.

(iv)Procedures for Redemption. Notice of redemption will be given by the Managing Member to the holders of Series C Preferred Units concurrently with the notice by the Managing Member to the holders of Series C Preferred Stock in connection with any redemption of the Series C Preferred Stock pursuant to the Series C Articles Supplementary and shall be consistent with the notice procedures set forth in Section 5(d) of the Series C Articles Supplementary, including the content and information requirements of such notice.

(v)Status of Redeemed Units. Any Series C Preferred Units that shall at any time have been redeemed or otherwise acquired by the Company shall, after such redemption or acquisition, have the status of authorized but unissued Series C Preferred Units which may be issued by the Managing Member from time to time at its discretion.

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F.Voting. The holders of Series C Preferred Units shall not have any voting rights.

G.Construction. The Series C Preferred Units were created and issued in conjunction with the issuance and sale of Series C Preferred Stock by the Managing Member, and as such, the Series C Preferred Units are intended to have designations, preferences and other rights and terms that are substantially the same as those of the Series C Preferred Stock, all such that the economic interests of the Series C Preferred Units and the Series C Preferred Stock are substantially identical, and the provisions, terms and conditions of this Agreement shall be interpreted in a fashion consistent with this intent.

Sectino 4.10 Series C Units.

A.Designation and Number. There shall be a series of Units designated as the “Series C Units” (the “Series C Units”). The number of authorized Series C Units is 100.

B.Rank. Subject to the provisions of this Section 4.10, the Series C Units shall rank pari passu with the Class A Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. The Series C Units shall rank (a) junior to the Class B Units, and shall not have any right to, nor claim against, the payment of regular and special periodic distributions of assets upon liquidation, dissolution or winding up to the extent such distributions are Class B Available Cash (other than the Series C Units Participation Amount) and (b) pari passu with the Class B Units as to the payment of the Series C Units Participation Amount. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class A Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the Series C Units. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class B Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the Series C Units, as applicable, with respect to the Series C Units Participation Amount. So long as the Series C Units remain issued and outstanding, without the written consent of all of the holders of Series C Units, the Company shall not (i) authorize or issue any securities having any preference as to the dividend or redemption rights, liquidation preferences, voting rights or any other rights or privileges of the Series C Units, (ii) reclassify any Units into interests having any preference as to the dividend or redemption rights, liquidation preferences, voting rights or any other rights or privileges of the Series C Units, (iii) authorize or issue any debt convertible into or exchangeable for Units having any preference as to the dividend or redemption rights, liquidation preferences, voting rights or any other rights or privileges of the Series C Units, or (iv) amend or repeal any provision of, or add any provision to this Agreement if such actions would alter or change the preferences, rights, privileges or restrictions provided for the benefit of the Series C Units. Except for the Series C Units Participation Amount, the Series C Units shall not have any right to, nor claim against, any regular, periodic or other distributions or distributions of assets upon liquidation, dissolution or winding up attributable to, or due and owing in respect of, the Class B Units. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company shall have the right to issue the Class B Units in conjunction with, and upon the closing of, the SAFStor Transaction.

C.Distributions.

(i)Series C Units shall, when, as and if authorized and declared by the Managing Member out of funds legally available for that purpose, be entitled to receive distributions (a “Series C Unit Distribution”) equal to the Series C Units Distribution

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Amount on such Company Record Date established by the Managing Member with respect to such distribution.

(ii)Notwithstanding anything to the contrary herein, following the receipt by each holder of Common Units of distributions in an aggregate amount equal to its pro rata share of the Invested Capital, no distribution on the Common Units (whether in cash, securities or other property, or any combination of the foregoing) will be declared or paid on the Common Units by the Company, unless, at the time of such declaration and payment, a distribution equal to the Series C Units Distribution Amount is declared and paid, respectively, on the Series C Units, such that the record date and payment date for such Series C Unit Distribution occur on the same dates as the record date and payment date, respectively, for such distribution with respect to the Common Units.

D.Liquidation. Upon any Liquidation of the Managing Member or any Liquidating Event of the Company, (a) 10% of any Remaining Liquidation Cash available for distribution to the Common Units (and specifically excluding any amounts distributable to the Class B Units in connection therewith) by the Company and (b) the Series C Units Participation Amount shall, in each case, be paid to the holders of the Series C Units, pro rata based on the number of Series C Units held by each such holder.

E.Voting. The holders of the Series C Units shall not have any voting rights.

ARTICLE V

DISTRIBUTIONS

Section 5.1 Requirement and Characterization of Distributions

A.General. The Managing Member may cause the Company to distribute at least quarterly all, or such portion as the Managing Member may in its sole and absolute discretion determine, of the Available Cash of the Company with respect to such quarter or shorter period to the Members in accordance with the terms established for the class or classes of Units or other Interests held by such Members who are Members on the respective Company Record Date with respect to such quarter or shorter period as provided in Sections 5.1.B and in accordance with the respective terms established for each class of Interest. Notwithstanding anything to the contrary contained herein, in no event may a Member receive a distribution of Available Cash with respect to a Unit for a quarter or shorter period if such Member is entitled to receive a distribution with respect to a Share for which such Unit has been redeemed or exchanged. Unless otherwise expressly provided for herein, or in the terms established for a new class or series of Units or other Interests created in accordance with Article IV hereof, no Interest shall be entitled to a distribution in preference to any other Interest. The Managing Member shall make such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the qualification of the Managing Member as a REIT, to distribute Available Cash (a) to Members so as to preclude any such distribution or portion thereof from being treated as part of a sale of property to the Company by a Member under Section 707 of the Code or the Regulations thereunder; provided that the Managing Member, the Managing Member Entity, and the Company shall not have liability to a Member under any circumstances as a result of any distribution to a Member being so treated, and (b) to the Managing Member in an amount sufficient to enable the Managing Member Entity to make distributions to its stockholders that will enable the Managing Member Entity to (1) satisfy the requirements for qualification as a REIT under the Code and the Regulations (the “REIT Requirements”), and (2) avoid any U.S. federal income or excise tax liability, except to the extent that a distribution pursuant to clause (2) would prevent the Company from making a distribution to the holders of Series D Preferred Units in accordance with Section 4.8.

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B.Distributions.

(i)Each holder of Units or other Interests of a class that is entitled to any preference in distribution (including, for the avoidance of doubt, the Series D Preferred Units) shall be entitled to a distribution in accordance with the rights of any such class of Interests (and, within such class, pro rata in proportion to the respective Percentage Interests on such Company Record Date); and

(ii)To the extent there is Available Cash remaining after the payment of any preference in distribution in accordance with the foregoing clause (i), (A) the portion of the Available Cash that is Class B Available Cash shall be distributed to the Class B Units (pro-rata among the Class B Units on a per Unit basis) and (B) the portion (if any) of the Available Cash that is not Class B Available Cash shall be distributed to Interests (other than the Class B Units) that are not entitled to any preference in distribution, including the Common Units (other than the Class B Units), to each such class and, if applicable, to each series within such class in accordance with the terms and conditions of such class and, if applicable, series (and, in the case of Common Units (other than Class B Units), all distributions shall be made pro-rata among the Common Units (other than the Class B Units) on a per Unit basis).

C.Distributions With Respect to LTIP Units. In accordance with Section 4.6.A, LTIP Unitholders shall be entitled to receive distributions in an amount per LTIP Unit equal to the Class A Unit Distribution.

D.Distributions With Respect to Series D Preferred Units. Series D Preferred Units shall be entitled to receive distributions in accordance with Section 4.8.

E.Distributions With Respect to Series C Preferred Units. Series C Preferred Units shall be entitled to receive distributions in accordance with Section 4.9.

F.Distributions With Respect to Series C Units. Series C Units shall be entitled to receive distributions in accordance with Section 4.10.

Section 5.2 Amounts Withheld

All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 with respect to any allocation, payment or distribution to a Member or Assignee shall be treated as amounts distributed to the Member or Assignee, as the case may be, pursuant to Section 5.1 for all purposes under this Agreement.

Section 5.3 Distributions Upon Liquidation

Proceeds from a Liquidating Event shall be distributed to the Members in accordance with Section 13.2.

Section 5.4 Revisions to Reflect Issuance of Interests

If the Company issues Interests to any Member or any Additional Member pursuant to Article IV hereof, or if there is any change in the ownership of the Units (for example, as a result of a conversion, redemption or splitting of units), the Managing Member shall make such revisions to this Article V and the Member Registry in the books and records of the Company as it deems necessary to reflect the issuance of such additional Interests without the consent or approval of any other Member.

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ARTICLE VI

ALLOCATIONS

Section 6.1 Allocations for Capital Account Purposes

For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Member’s items of income, gain, loss and deduction (computed in accordance with Exhibit B) shall be allocated among the Members in each taxable year (or portion thereof) as provided herein below.

A.Net Income. After giving effect to the special allocations set forth in Section 1 of Exhibit C of this Agreement, Net Income shall be allocated:

(1)first, to the Managing Member until the cumulative Net Income allocated under this clause (1) equals the cumulative Net Losses allocated to the Managing Member under Section 6.1.B(6);

(2)second, to each DRO Member until the cumulative Net Income allocated to such DRO Member under this clause (2) equals the cumulative Net Losses allocated to such DRO Member under Section 6.1.B(5) (and among the DRO Members, pro rata in proportion to their respective percentages of the cumulative Net Losses allocated to all DRO Members pursuant to Section 6.1.B(5) hereof);

(3)third, to the Managing Member until the cumulative Net Income allocated under this clause (3) equals the cumulative Net Losses allocated to the Managing Member under Section 6.1.B(4);

(4)fourth, to the holders of any Interests that are entitled to any preference upon liquidation until the cumulative Net Income allocated under this clause (4) equals the cumulative Net Losses allocated to such Members under Section 6.1.B(3);

(5)fifth, to the holders of any Interests that are entitled to any preference in distribution in accordance with the rights of any such class of Interests until each such Interest has been allocated, on a cumulative basis pursuant to this clause (5), Net Income equal to the amount of distributions payable that are attributable to the preference of such class of Interests whether or not paid (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made); and

(6)finally, with respect to Interests that are not entitled to any preference in distribution or with respect to which distributions are not limited to any preference in distribution, including the Common Units, among the classes of such Interests in a manner that reflects the relative terms of such classes (as reasonably determined by the Managing Member) (and, within each such class, pro rata in proportion to the respective Percentage Interests of such class as of the last day of the period for which such allocation is being made).

B.Net Losses. After giving effect to the special allocations set forth in Section 1 of Exhibit C, Net Losses shall be allocated:

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(1)first, to the holders of Interests, in proportion to, and to the extent that, their share of the Net Income previously allocated pursuant to Section 6.1.A(6) exceeds, on a cumulative basis, the sum of (a) distributions with respect to such Interests pursuant to clause (ii) of Section 5.1.B and (b) Net Losses allocated under this clause (1);

(2)second, with respect to classes of Interests that are not entitled to any preference in distribution upon liquidation of such class, pro rata to each such class in accordance with the terms of such class (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made); provided, however, that Net Losses shall not be allocated to any Member pursuant to this Section 6.1.B(2) to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) (determined in each case (i) by not including in the Members’ Adjusted Capital Accounts any amount that a Member is obligated to contribute to the Company with respect to any deficit in its Capital Account pursuant to Section 13.3 and (ii) in the case of a Member who also holds classes of Interests that are entitled to any preferences in distribution upon liquidation, by subtracting from such Members’ Adjusted Capital Account the amount of such preferred distribution to be made upon liquidation) at the end of such taxable year (or portion thereof);

(3)third, with respect to classes of Interests that are entitled to any preference in distribution upon liquidation, in reverse order of the priorities of each such class (and within each such class, pro rata in proportion to their respective Percentage Interests as of the last day of the period for which such allocation is being made); provided, however, that Net Losses shall not be allocated to any Member pursuant to this Section 6.1.B(3) to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) (determined in each case by not including in the Members’ Adjusted Capital Accounts any amount that a Member is obligated to contribute to the Company with respect to any deficit in its Capital Account pursuant to Section 13.3) at the end of such taxable year (or portion thereof);

(4)fourth, to the Managing Member, in an amount equal to the excess of (a) the amount of the Company’s Recourse Liabilities over (b) the Aggregate DRO Amount;

(5)fifth, to and among the DRO Members, in proportion to their respective DRO Amounts, until such time as the DRO Members as a group have been allocated cumulative Net Losses pursuant to this clause (4) equal to the Aggregate DRO Amount; and

(6)thereafter, to the Managing Member.

C.Allocation of Nonrecourse Debt. For purposes of Regulation Section 1.752-3(a), the Members agree that Nonrecourse Liabilities of the Company in excess of the sum of (i) the amount of Partnership Minimum Gain and (ii) the total amount of Nonrecourse Built-in Gain shall be allocated by the Managing Member by taking into account facts and circumstances relating to each Member’s respective interest in the profits of the Company. For this purpose, the Managing Member shall have the sole and absolute discretion in any Fiscal Year to allocate such excess Nonrecourse Liabilities among the Members in any manner permitted under Code Section 752 and the Regulations thereunder.

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D.Recapture Income. Any gain allocated to the Members upon the sale or other taxable disposition of any Company asset shall, to the extent possible after taking into account other required allocations of gain pursuant to Exhibit C, be characterized as Recapture Income in the same proportions and to the same extent as such Members have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

E.Special Allocations Regarding LTIP Units. Notwithstanding the provisions of Section 6.1.A, Liquidating Gains shall first be allocated to the LTIP Unitholders until their Economic Capital Account Balances to the extent attributable to their ownership of LTIP Units are equal to (i) the Class A Unit Economic Balance multiplied by (ii) the number of their LTIP Units. For this purpose, “Liquidating Gains” means net gains that are or would be realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Company, including but not limited to net capital gain realized in connection with an adjustment to the value of Company assets under Section 704(b) of the Code made pursuant to Section 1.D of Exhibit B of the Agreement. The “Economic Capital Account Balances” of the LTIP Unitholders will be equal to their Capital Account balances to the extent attributable to their ownership of LTIP Units. Similarly, the “Class A Unit Economic Balance” shall mean (i) the Capital Account balance of the Managing Member Entity, plus the amount of the Managing Member’s share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the Managing Member Entity’s ownership of Class A Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 6.1.E, but prior to the realization of any Liquidating Gains, divided by (ii) the number of the Managing Member Entity’s Class A Units. Any such allocations shall be made among the LTIP Unitholders whose LTIP Units are designated Class A Units in proportion to the amounts required to be allocated to each under this Section 6.1.E. The parties agree that the intent of this Section 6.1.E is to make the Capital Account balance associated with each LTIP Unit to be economically equivalent to the Capital Account balance associated with the Managing Member Entity’s Class A Units (on a per-Unit basis), provided that Liquidating Gains are of a sufficient magnitude to do so upon a sale of all or substantially all of the assets of the Company, or upon an adjustment to the Members’ Capital Accounts pursuant to Section 1.D of Exhibit B. To the extent the LTIP Unitholders receive a distribution in excess of their Capital Accounts, such distribution will be a guaranteed payment under Section 707(c) of the Code.

F.Special Allocations in Connection with a Liquidity Event. The Members intend that the allocation of Net Income, Net Losses and other items of income, gain, loss, deduction and credit required to be allocated to the Capital Accounts of the Members pursuant to this Agreement will result in final Capital Account balances that will permit the amount each Member is entitled to receive upon “liquidation” of the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations) to equal the amount such Member would have received if such amount was distributable solely pursuant to the priorities set forth in Article IV, Article V and Section 13.2.A(1) - (7) (assuming, for this purpose, that distributions under Section 13.2.A(7) are made to the Members (other than the Members holding Class B Units) in accordance with Sections 5.1.B(ii)(B), 5.1.C and 5.1.F) (and, for the avoidance of doubt, taking into account any applicable DRO Amounts). Accordingly, notwithstanding the provisions of Section 6.1.A, in the taxable year of the event precipitating a Liquidity Event and thereafter, appropriate adjustments to allocations of Net Income and Net Losses to the Members shall be made to achieve such result.

Section 6.2 Revisions to Allocations to Reflect Issuance of Interests

If the Company issues Units or other Interests to any Member or any Additional Member pursuant to Article IV hereof, the Managing Member shall make such revisions to this Article VI and the Member Registry in the books and records of the Company as it deems necessary to

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reflect the terms of the issuance of such Units or Interests, including making preferential allocations to classes of Units or Interests that are entitled thereto. Such revisions shall not require the consent or approval of any other Member.

ARTICLE VII

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1 Management

A.Powers of Managing Member. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Company are and shall be exclusively vested in the Managing Member, and no Non-Managing Member shall have any right to participate in or exercise control or management power over the business and affairs of the Company. The Managing Member may not be removed by the Non-Managing Members with or without cause. In addition to the powers now or hereafter granted a managing member of a limited liability company under applicable law or which are granted to the Managing Member under any other provision of this Agreement, the Managing Member, subject to Section 7.11, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Company, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1, including, without limitation:

(1)the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Company to make distributions to its Members in such amounts as are required under Section 5.1.A or will permit the Managing Member and the Managing Member Entity (so long as such entity qualifies as a REIT) to avoid the payment of any U.S. federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its stockholders sufficient to permit the Managing Member to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities including, without limitation, the assumption or guarantee of the debt of the Managing Member, its Subsidiaries or the Company’s Subsidiaries, the issuance of evidences of indebtedness (including the securing of same by mortgage, deed of trust or other lien or encumbrance on the Company’s assets) and the incurring of any obligations the Managing Member deems necessary for the conduct of the activities of the Company;

(2)the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(3)the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company (including acquisition of any new assets, the exercise or grant of any conversion, option, privilege or subscription right or other right available in connection with any assets at any time held by the Company) or the merger or other combination of the Company or any Subsidiary of the Company with or into another entity on such terms as the Managing Member deems proper;

(4)the use of the assets of the Company (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of the Managing Member, the Company or any of the Company’s

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Subsidiaries, the lending of funds to other Persons (including, without limitation, the Managing Member, its Subsidiaries, and the Company’s Subsidiaries) and the repayment of obligations of the Company and its Subsidiaries and any other Person in which the Company has an equity investment and the making of capital contributions to its Subsidiaries;

(5)the origination, acquisition, ownership, financing, including through securitizations, servicing and disposition of mortgage loans and other interests in real property;

(6)the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Company or any Subsidiary of the Company or any Person in which the Company has made a direct or indirect equity investment;

(7)the negotiation, execution, and performance of any contracts, conveyances or other instruments that the Managing Member considers useful or necessary to the conduct of the Company’s operations or the implementation of the Managing Member’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Company’s assets;

(8)the mortgage, pledge, encumbrance or hypothecation of any assets of the Company;

(9)the distribution of Company cash or other Company assets in accordance with this Agreement;

(10)the holding, managing, investing and reinvesting of cash and other assets of the Company;

(11)the hedging of liabilities of the Company;

(12)the collection and receipt of revenues and income of the Company;

(13)the selection, designation of powers, authority and duties and the dismissal of employees of the Company (including, without limitation, employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the Company and the determination of their compensation and other terms of employment or hiring;

(14)the maintenance of such insurance for the benefit of the Company and the Members (including, without limitation, the Managing Member Entity and the Managing Member) as it deems necessary or appropriate;

(15)the formation of, or acquisition of an interest (including non-voting interests in entities controlled by Affiliates of the Company or third parties) in, and the contribution of property to, any further limited or general partnerships, joint ventures, limited liability companies or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of funds or property to, or making of loans to, its Subsidiaries and any other Person in which it has an equity investment from time to time, or the

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incurrence of indebtedness on behalf of such Persons or the guarantee of the obligations of such Persons); provided that as long as the Managing Member has determined to continue to qualify as a REIT, the Company may not engage in any such formation, acquisition or contribution that would cause the Managing Member to fail to qualify as a REIT;

(16)the control of any matters affecting the rights and obligations of the Company, including the settlement, compromise, submission to arbitration or any other form of dispute resolution or abandonment of any claim, cause of action, liability, debt or damages due or owing to or from the Company, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the representation of the Company in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(17)the determination of the fair market value of any Company property distributed in kind, using such reasonable method of valuation as the Managing Member may adopt;

(18)the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any assets or investment held by the Company;

(19)the exercise of any of the powers of the Managing Member enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Company or any other Person in which the Company has a direct or indirect interest, individually or jointly with any such Subsidiary or other Person;

(20)the exercise of any of the powers of the Managing Member enumerated in this Agreement on behalf of any Person in which the Company does not have any interest pursuant to contractual or other arrangements with such Person;

(21)the making, executing and delivering of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or other legal instruments or agreements in writing necessary or appropriate in the judgment of the Managing Member for the accomplishment of any of the powers of the Managing Member enumerated in this Agreement;

(22)the distribution of cash to acquire Units held by a Member in connection with a Member’s exercise of its Redemption Right under Section 8.6;

(23)the determination regarding whether a payment to a Member who exercises its Redemption Right under Section 8.6 that is assumed by the Managing Member will be paid in the form of the Cash Amount or the Shares Amount, except as such determination may be limited by Section 8.6.

(24)the acquisition of Interests in exchange for cash, debt instruments and other property;

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(25)the maintenance of the Member Registry in the books and records of the Company to reflect the Capital Contributions and Percentage Interests of the Members as the same are adjusted from time to time to the extent necessary to reflect redemptions, Capital Contributions, the issuance of Units, the admission of any Additional Member or any Substituted Member or otherwise; and

(26)the registration of any class of securities of the Company under the Securities Act or the Exchange Act and the listing of any debt securities of the Company on any exchange.

B.No Approval by Non-Managing Members. Except as provided in Section 7.11, each of the Non-Managing Members agrees that the Managing Member is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Company without any further act, approval or vote of the Members, notwithstanding any other provision of this Agreement, the Act or any applicable law, rule or regulation, to the full extent permitted under the Act or other applicable law. The execution, delivery or performance by the Managing Member or the Company of any agreement authorized or permitted under this Agreement shall be in the sole and absolute discretion of the Managing Member without consideration of any other obligation or duty, fiduciary or otherwise, of the Company or the Members and shall not constitute a breach by the Managing Member of any duty that the Managing Member may owe the Company or the Non-Managing Members or any other Persons under this Agreement or of any duty stated or implied by law or equity. The Non-Managing Members acknowledge that the Managing Member is acting for the benefit of the Company, the Members and the stockholders of the Managing Member.

C.Insurance. At all times from and after the date hereof, the Managing Member may cause the Company to obtain and maintain (i) casualty, liability and other insurance on the properties of the Company and its Subsidiaries, (ii) liability insurance for the Indemnitees hereunder, and (iii) such other insurance as the Managing Member, in its sole and absolute discretion, determines to be necessary.

D.Working Capital and Other Reserves. At all times from and after the date hereof, the Managing Member may cause the Company to establish and maintain working capital reserves in such amounts as the Managing Member, in its sole and absolute discretion, deems appropriate and reasonable from time to time, including upon liquidation of the Company under Article XIII.

Section 7.2 Certificate of Formation

To the extent that such action is determined by the Managing Member to be reasonable and necessary or appropriate, the Managing Member shall file amendments to and restatements of the Certificate of Formation and do all the things to maintain the Company as a limited liability company under the laws of the State of Delaware and each other state, the District of Columbia or other jurisdiction in which the Company may elect to do business or own property. Subject to the terms of Section 8.5.A(4), the Managing Member shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation or any amendment thereto to any Member. The Managing Member shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Delaware and any other state, the District of Columbia or other jurisdiction in which the Company may elect to do business or own property.

Section 7.3 Title to Company Assets

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Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Members, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company, the Managing Member or one or more nominees, as the Managing Member may determine, in its sole and absolute discretion, including Affiliates of the Managing Member. The Managing Member hereby declares and warrants that any Company assets for which legal title is held in the name of the Managing Member or any nominee or Affiliate of the Managing Member shall be held by the Managing Member for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which legal title to such Company assets is held.

Section 7.4 Reimbursement of the Managing Member

A.No Compensation. Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles V and VI regarding distributions, payments and allocations to which it may be entitled), the Managing Member shall not receive payments from the Company or otherwise be compensated for its services as the Managing Member of the Company.

B.Responsibility for Company, Managing Member and Managing Member Entity Expenses. The Company shall be responsible for and shall pay all expenses relating to the Company’s organization, the ownership of its assets and its operations. The Company shall also be responsible for the administrative and operating costs and expenses incurred by the Managing Member, including, but not limited to, all expenses relating to the Managing Member’s and the Managing Member Entity’s (i) continued existence and subsidiary operations, (ii) offerings and registration of securities, (iii) preparation and filing of any periodic or other reports and communications required under federal, state or local laws and regulations, (iv) compliance with laws, rules and regulations promulgated by any regulatory body, (v) operating or administrative costs incurred in the ordinary course of business on behalf of the Company, (vi) director fees and expenses of the Company, (vii) any expenses (other than the purchase price) incurred by the Managing Member in connection with the redemption or other repurchase of its Shares, and (viii) all costs and expenses of the Managing Member in connection with its operation as a REIT; provided, however, that such costs and expenses shall not include any administrative or operating costs of the Managing Member attributable to assets owned by the Managing Member directly and not through the Company or its subsidiaries; and provided, further, such costs shall not include any costs that are the responsibility of the Manager under the Management Agreement. The Managing Member, at the Managing Member’s sole and absolute discretion, shall be reimbursed on a monthly basis, or such other basis as the Managing Member may determine in its sole and absolute discretion, for all expenses the Managing Member incurs relating to or resulting from the ownership and operation of, or for the benefit of, the Company (including, without limitation, expenses related to the operations of the Managing Member Entity and to the management and administration of any Subsidiaries of the Managing Member, the Managing Member Entity or the Company or Affiliates of the Company, such as auditing expenses and filing fees); provided, however, that (i) the amount of any such reimbursement shall be reduced by (x) any interest earned by the Managing Member with respect to bank accounts or other instruments or accounts held by it on behalf of the Company as permitted in Section 7.5.A (which interest is considered to belong to the Company and shall be paid over to the Company to the extent not applied to reimburse the Managing Member for expenses hereunder); and (y) any amount derived by the Managing Member from any investments permitted in Section 7.5.A; (ii) the Company shall not be responsible for any taxes that the Managing Member Entity would not have been required to pay if the Managing Member Entity qualified as a REIT for U.S. federal income tax purposes or any taxes imposed on the Managing Member Entity by reason of the

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Managing Member Entity’s failure to distribute to its stockholders an amount equal to its taxable income; (iii) the Company shall not be responsible for expenses or liabilities incurred by the Managing Member in connection with any business or assets of the Managing Member other than its ownership of Interests or operation of the business of the Company or ownership of interests in Qualified Assets to the extent permitted in Section 7.5.A; and (iv) the Company shall not be responsible for any expenses or liabilities of the Managing Member that are excluded from the scope of the indemnification provisions of Section 7.7.A by reason of the provisions of clause (i), (ii) or (iii) thereof. The Managing Member shall determine in good faith the amount of expenses incurred by it or the Managing Member Entity related to the ownership of Units or Interests or operation of, or for the benefit of, the Company. If certain expenses are incurred that are related both to the ownership of Interests or operation of, or for the benefit of, the Company and to the ownership of other assets (other than Qualified Assets and such other assets as permitted under Section 7.5.A) or the operation of other businesses, such expenses will be allocated to the Company and such other entities (including the Managing Member and the Managing Member Entity) owning such other assets or businesses in such a manner as the Managing Member in its sole and absolute discretion deems fair and reasonable. Such reimbursements shall be in addition to any reimbursement to the Managing Member pursuant to Section 10.3.C and as a result of indemnification pursuant to Section 7.7. All payments and reimbursements hereunder shall be characterized for U.S. federal income tax purposes as expenses of the Company incurred on its behalf, and not as expenses of the Managing Member or the Managing Member Entity.

C.Interest Issuance Expenses. The Managing Member shall also be reimbursed for all expenses it incurs relating to any issuance of Interests, Shares, Debt of the Company, Funding Debt of the Managing Member, or rights, options, warrants or convertible or exchangeable securities pursuant to Article IV (including, without limitation, all costs, expenses, damages and other payments resulting from or arising in connection with litigation related to any of the foregoing), all of which expenses are considered by the Members to constitute expenses of, and for the benefit of, the Company.

D.Purchases of Shares by the Managing Member Entity. If the Managing Member Entity exercises its rights under the Charter (or, if the Managing Member is not the Managing Member Entity, the organizational documents of the Managing Member Entity) to purchase Shares or otherwise elects or is required to purchase from its stockholders Shares in connection with a Share repurchase or similar program or otherwise, or for the purpose of delivering such Shares to satisfy an obligation under any dividend reinvestment or equity purchase program adopted by the Managing Member Entity, any employee equity purchase plan adopted by the Managing Member Entity or any similar obligation or arrangement undertaken by the Managing Member Entity in the future, the purchase price paid by the Managing Member Entity for those Shares and any other expenses incurred by the Managing Member Entity in connection with such purchase shall be considered expenses of the Company and shall be reimbursable to the Managing Member Entity, subject to the conditions that: (i) if those Shares subsequently are to be sold by the Managing Member Entity, the Managing Member Entity shall pay to the Company any proceeds received by the Managing Member Entity for those Shares (provided that a transfer of Shares for Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such Shares are required to be cancelled pursuant to applicable law or are not retransferred by the Managing Member Entity within thirty (30) days after the purchase thereof, the Managing Member shall cause the Company to cancel a number of Units (rounded to the nearest whole Unit) held by the Managing Member equal to the product attained by multiplying the number of those Shares by a fraction, the numerator of which is one and the denominator of which is the Conversion Factor.

E.Reimbursement not a Distribution. Except as set forth in the succeeding sentence, if and to the extent any reimbursement made pursuant to this Section 7.4 is determined for U.S.

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federal income tax purposes not to constitute a payment of expenses of the Company, the amount so determined shall constitute a guaranteed payment with respect to capital within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Company and all Members and shall not be treated as a distribution for purposes of computing the Members’ Capital Accounts. Amounts deemed paid by the Company to the Managing Member in connection with redemption of Units pursuant to clause (ii) of subparagraph (D) above shall be treated as a distribution for purposes of computing the Member’s Capital Accounts.

F.Funding for Certain Capital Transactions. In the event that the Managing Member shall undertake to acquire (whether by merger, consolidation, purchase or otherwise) the assets or equity interests of another Person and such acquisition shall require the payment of cash by the Managing Member (whether to such Person or to any other selling party or parties in such transaction or to one or more creditors, if any, of such Person or such selling party or parties), (i) the Company shall advance to the Managing Member the cash required to consummate such acquisition if, and to the extent that, such cash is not to be obtained by the Managing Member through an issuance of Shares described in Section 4.2 or pursuant to a transaction described in Section 7.5.B, (ii) the Managing Member shall immediately, upon consummation of such acquisition, transfer to the Company (or cause to be transferred to the Company), in full and complete satisfaction of such advance and as required by Section 7.5, the assets or equity interests of such Person acquired by the Managing Member in such acquisition (or equity interests in Persons owning all of such assets or equity interests), and (iii) pursuant to and in accordance with Section 4.2 and Section 7.5.B, the Company shall issue to the Managing Member, Interests and/or rights, options, warrants or convertible or exchangeable securities of the Company having designations, preferences and other rights that are substantially the same as those of any additional Shares, other equity securities, New Securities and/or Convertible Funding Debt, as the case may be, issued by the Managing Member in connection with such acquisition (whether issued directly to participants in the acquisition transaction or to third parties in order to obtain cash to complete the acquisition). In addition to, and without limiting, the foregoing, in the event that the Managing Member engages in a transaction in which (x) the Managing Member (or a wholly owned direct or indirect Subsidiary of the Managing Member) merges with another entity (referred to as the “Parent Entity”) that is organized in the “UPREIT format” (i.e., where the Parent Entity holds substantially all of its assets and conducts substantially all of its operations through a partnership, limited liability company or other entity (referred to as an “Operating Entity”)) and the Managing Member survives such merger, (y) such Operating Entity merges with or is otherwise acquired by the Company in exchange in whole or in part for Interests, and (z) the Managing Member is required or elects to pay part of the consideration in connection with such merger involving the Parent Entity in the form of cash and part of the consideration in the form of Shares, the Company shall distribute to the Managing Member with respect to its existing Interests an amount of cash sufficient to complete such transaction and the Managing Member shall cause the Company to cancel a number of Units (rounded to the nearest whole number) held by the Managing Member equal to the product attained by multiplying the number of additional Shares of the Managing Member that the Managing Member would have issued to the Parent Entity or the owners of the Parent Entity in such transaction if the entire consideration therefor were to have been paid in Shares by a fraction, the numerator of which is one and the denominator of which is the Conversion Factor.

Section 7.5 Outside Activities of the Managing Member; Relationship of Shares to Units; Funding Debt

A.General. Without the Consent of the Non-Managing Members (excluding any Managing Member Entity or other Non-Managing Member that is an Affiliate of the Managing Member), the Managing Member shall not, directly or indirectly, enter into or conduct any business other than in connection with the ownership, acquisition and disposition of Units or other Interests as a Member and the management of the business of the Company and such

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activities as are incidental thereto. Without the Consent of the Non-Managing Members (excluding any Managing Member Entity or other Non-Managing Member that is an Affiliate of the Managing Member), the assets of the Managing Member shall be limited to Interests and permitted debt obligations of the Company (as contemplated by Section 7.5.F) so that Shares and Units are completely fungible except as otherwise specifically provided herein; provided that (i) the Managing Member shall be permitted to hold such bank accounts or similar instruments or accounts in its name as it deems necessary to carry out its responsibilities and purposes as contemplated under this Agreement and its organizational documents (provided that accounts held on behalf of the Company to permit the Managing Member to carry out its responsibilities under this Agreement shall be considered to belong to the Company and the interest earned thereon shall, subject to Section 7.4.B, be applied for the benefit of the Company); and, provided further that, the Managing Member shall be permitted to acquire Qualified Assets.

B.Repurchase of Shares and Other Securities. If the Managing Member exercises its rights under the Charter (or, if the Managing Member is not the Managing Member Entity, the organizational documents of the Managing Member Entity) to purchase Shares or otherwise elects to purchase from the holders thereof Shares, other equity securities of the Managing Member, New Securities or Convertible Funding Debt, then the Managing Member shall cause the Company to purchase from the Managing Member (i) in the case of a purchase of Shares, that number of Units of the appropriate class equal to the product obtained by multiplying the number of Shares purchased by the Managing Member times a fraction, the numerator of which is one and the denominator of which is the Conversion Factor, or (ii) in the case of the purchase of any other securities on the same terms and for the same aggregate price that the Managing Member purchased such securities.

C.Forfeiture of Shares. If the Company or the Managing Member Entity acquires Shares as a result of the forfeiture of such Shares under a restricted or similar share, share bonus or similar share plan, then the Managing Member shall cause the Company to cancel, without payment of any consideration to the Managing Member, that number of Units of the appropriate class equal to the number of Shares so acquired, and, if the Company acquired such Shares, it shall transfer such Shares to the Managing Member for cancellation.

D.Issuances of Shares and Other Securities. The Managing Member shall not grant, award or issue any additional Shares (other than Shares issued pursuant to Section 8.6 or pursuant to a dividend or distribution (including any Share split) of Shares to all of its stockholders that results in an adjustment to the Conversion Factor pursuant to clause (i), (ii) or (iii) of the definition thereof), other equity securities of the Managing Member, New Securities or Convertible Funding Debt unless (i) the Managing Member shall cause, pursuant to Section 4.2.A, the Company to issue to the Managing Member, Interests or rights, options, warrants or convertible or exchangeable securities of the Company having designations, preferences and other rights, all such that the economic interests are substantially the same as those of such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, and (ii) in exchange therefor, the Managing Member transfers or otherwise causes to be transferred to the Company, as an additional Capital Contribution, the proceeds (if any) from the grant, award, or issuance of such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, or from the exercise of rights contained in such additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be (or, in the case of an acquisition described in Section 7.4.F in which all or a portion of the cash required to consummate such acquisition is to be obtained by the Managing Member through an issuance of Shares described in Section 4.2, the Managing Member complies with such Section 7.4.F). Without limiting the foregoing, the Managing Member is expressly authorized to issue additional Shares, other equity securities, New Securities or Convertible Funding Debt, as the case may be, for less than fair market value, and the Managing Member is expressly authorized, pursuant to Section 4.2.A, to cause the Company

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to issue to the Managing Member corresponding Interests, (for example, and not by way of limitation, the issuance of Shares and corresponding Units pursuant to a stock purchase plan providing for purchases of Shares, either by employees or stockholders, at a discount from fair market value or pursuant to employee stock options that have an exercise price that is less than the fair market value of the Shares, either at the time of issuance or at the time of exercise) as long as (a) the Managing Member concludes in good faith that such issuance is in the interests of the Managing Member and the Company and (b) the Managing Member transfers all proceeds from any such issuance or exercise to the Company as an additional Capital Contribution.

E.Equity Incentive Plan. If at any time or from time to time, the Managing Member sells or otherwise issues Shares pursuant to any Equity Incentive Plan, the Managing Member shall transfer or cause to be transferred the net proceeds of the sale of such Shares, if any, to the Company as an additional Capital Contribution in exchange for an amount of additional Units equal to the number of Shares so sold divided by the Conversion Factor.

F.Funding Debt. The Managing Member or the Managing Member Entity or any wholly owned Subsidiary of either of them may incur a Funding Debt from a financial institution or other lender, including, without limitation, a Funding Debt that is convertible into Shares or otherwise constitutes a class of New Securities (“Convertible Funding Debt”), subject to the condition that the Managing Member, the Managing Member Entity or such Subsidiary, as the case may be, lend to the Company the net proceeds of such Funding Debt; provided that Convertible Funding Debt shall be issued in accordance with the provisions of Section 7.5.D above; and, provided further that the Managing Member, the Managing Member Entity or such Subsidiary shall not be obligated to lend the net proceeds of any Funding Debt to the Company in a manner that would be inconsistent with the Managing Member’s or the Managing Member Entity’s ability to qualify or remain qualified as a REIT. If the Managing Member, the Managing Member Entity or such Subsidiary enters into any Funding Debt, the loan to the Company shall be on comparable terms and conditions, including interest rate, repayment schedule, costs and expenses and other financial terms, as are applicable with respect to or incurred in connection with such Funding Debt.

G.Capital Contributions of the Managing Member. The Capital Contributions by the Managing Member pursuant to Sections 7.5.D and 7.5.E will be deemed to equal the cash contributed by the Managing Member plus (a) in the case of cash contributions funded by an offering of any equity interests in or other securities of the Managing Member, the offering costs attributable to the cash contributed to the Company to the extent not reimbursed pursuant to Section 7.4.C and (b) in the case of Units issued pursuant to Section 7.5.E, an amount equal to the difference between the Value of the Shares sold pursuant to any Equity Incentive Plan and the net proceeds of such sale.

H.Tax Loans. The Managing Member or the Managing Member Entity may in its sole and absolute discretion, cause the Company to make an interest free loan to the Managing Member or the Managing Member Entity, as applicable, provided that the proceeds of such loans are used to satisfy any tax liabilities of the Managing Member or Managing Member Entity, as applicable.

Section 7.6 Transactions with Affiliates

A.Transactions with Certain Affiliates. The Company shall not, directly or indirectly, sell, transfer or convey any property to, or purchase any property from, or borrow funds from, or lend funds to, any Member or any Affiliate of the Company or the Managing Member that is not also a Subsidiary of the Company, if such transaction is prohibited by the Charter.

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B.Joint Ventures. The Company may transfer assets to joint ventures, limited liability companies, partnerships, corporations, business trusts or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the Managing Member, in its sole and absolute discretion, believes to be advisable.

C.Conflict Avoidance. The Managing Member is expressly authorized to enter into, in the name and on behalf of the Company, a non-competition arrangement and other conflict avoidance agreements with various Affiliates of the Company and the Managing Member on such terms as the Managing Member, in its sole and absolute discretion, believes are advisable.

D.Benefit Plans Sponsored by the Company. The Managing Member in its sole and absolute discretion and without the approval of the Non-Managing Members may propose and adopt on behalf of the Company employee benefit plans funded by the Company for the benefit of employees of the Managing Member, the Company, Subsidiaries of the Company, or any Affiliate of any of them.

Section 7.7 Indemnification

A.General. The Company shall indemnify each Indemnitee to the fullest extent provided by the Act from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines, settlements and other amounts, arising from or in connection with any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, incurred by the Indemnitee and relating to the Company, the Managing Member or the Managing Member Entity or the operation of, or the ownership of property by, the Indemnitee, Company, the Managing Member or the Managing Member Entity as set forth in this Agreement in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guarantee, contractual obligation for any indebtedness or other obligation or otherwise, for any indebtedness of the Company or any Subsidiary of the Company (including, without limitation, any indebtedness which the Company or any Subsidiary of the Company has assumed or taken subject to), and the Managing Member is hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, does not create a rebuttable presumption that the Indemnitee acted in a manner contrary to that specified in this Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Company, and any insurance proceeds from the liability policy covering the Managing Member and any Indemnitee, and no Member shall have any obligation to contribute to the capital of the Company or otherwise provide funds to enable the Company to fund its obligations under this Section 7.7.

B.Reimbursement of Expenses. Reasonable expenses expected to be incurred by an Indemnitee shall be paid or reimbursed by the Company in advance of the final disposition of

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any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Company of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Company as authorized in Section 7.7.A has been met and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

C.No Limitation of Rights. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

D.Insurance. The Company may purchase and maintain insurance on behalf of the Indemnitees and such other Persons as the Managing Member shall determine against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Company’s activities, regardless of whether the Company would have the power to indemnify such Indemnitee or Person against such liability under the provisions of this Agreement.

E.No Personal Liability for Members. In no event may an Indemnitee subject any of the Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

F.Interested Transactions. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

G.Benefit. The provisions of this Section 7.7 are for the benefit of the Indemnitees, their employees, officers, directors, trustees, heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7, or any provision hereof, shall be prospective only and shall not in any way affect the limitation on the Company’s liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or related to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

H.Indemnification Payments Not Distributions. If and to the extent any payments to the Managing Member pursuant to this Section 7.7 constitute gross income to the Managing Member (as opposed to the repayment of advances made on behalf of the Company), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Company and all Members, and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.

I.Exception to Indemnification. Notwithstanding anything to the contrary in this Agreement, the Managing Member shall not be entitled to indemnification hereunder for any loss, claim, damage, liability or expense for which the Managing Member is obligated to indemnify the Company under any other agreement between the Managing Member and the Company.

Section 7.8 Liability of the Managing Member

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A.General. Notwithstanding anything to the contrary set forth in this Agreement, the Managing Member (which, for the purposes of this Section 7.8, shall include the directors and officers of the Managing Member) shall not be liable for monetary or other damages to the Company, any Members or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the Managing Member acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

B.Obligation to Consider Interests of Managing Member. The Non-Managing Members expressly acknowledge that the Managing Member, in considering whether to dispose of any of the Company assets, shall take into account the tax consequences to the Managing Member Entity of any such disposition and shall have no liability whatsoever to the Company or any Non-Managing Member for decisions that are based upon or influenced by such tax consequences.

C.No Obligation to Consider Separate Interests of Non-Managing Members and Their Owners. The Non-Managing Members expressly acknowledge that the Managing Member is acting on behalf of the Company and the Members of the Company, that the Managing Member is under no obligation to consider the separate interests of the Non-Managing Members (including, without limitation, the tax consequences to the Non-Managing Members or Assignees) or their owners in deciding whether to cause the Company to take (or decline to take) any actions, and that the Managing Member shall not be liable for monetary or other damages for losses sustained, liabilities incurred or benefits not derived by Non-Managing Members in connection with any decisions or actions made or taken or declined to be made or taken, provided that the Managing Member has acted pursuant to its authority under this Agreement. Any decisions or actions not taken by the Managing Member in accordance with the terms of this Agreement shall not constitute a breach of any duty owed to the Company or the Non-Managing Members by law or equity, fiduciary or otherwise. In the event of a conflict between the interests of the Non-Managing Members and the stockholders of the Managing Member, the Managing Member and its Affiliates may endeavor in good faith to resolve any conflicts in a manner that is not adverse to either the stockholders of the Managing Member or the Non-Managing Members; provided the Non-Managing Members acknowledge and agree that the Managing Member and its Affiliates may fulfill their duties to the Non-Managing Members by acting in the best interests of the stockholders of the Managing Member; and the Managing Member shall not be liable for monetary or other losses sustained, liabilities incurred or benefits not derived by the Non-Managing Members in connection therewith.

D.Actions of Agents. Subject to its obligations and duties as Managing Member set forth in Section 7.1.A, the Managing Member may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The Managing Member shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing Member in good faith.

E.Effect of Amendment. Notwithstanding any other provision contained herein, any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Managing Member’s liability to the Company and the Non-Managing Members under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

F.Limitations of Fiduciary Duty. Sections 7.1.B, Section 7.7.E and this Section 7.8 and any other Section of this Agreement limiting the liability of the Managing Member and/or the directors and officers of the Managing Member shall constitute an express limitation of any

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duties, fiduciary or otherwise, that they would owe the Company or the Non-Managing Members if such duty would be imposed by any law, in equity or otherwise.

Section 7.9 Other Matters Concerning the Managing Member

A.Reliance on Documents. The Managing Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

B.Reliance on Advisors. The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

C.Action Through Agents. The Managing Member shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Managing Member in the power of attorney, have full power and authority to do and perform all and every act and duty that is permitted or required to be done by the Managing Member hereunder.

D.Actions to Maintain REIT Status or Avoid Taxation of the Managing Member Entity. Notwithstanding any other provisions of this Agreement or the Act, any action of the Managing Member on behalf of the Company or any decision of the Managing Member to refrain from acting on behalf of the Company undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the Managing Member Entity to qualify as a REIT or (ii) to allow the Managing Member Entity to avoid incurring any liability for taxes under Sections 857 or 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Non-Managing Members.

Section 7.10 Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Managing Member has full power and authority, without consent or approval of any other Member or Person, to encumber, sell or otherwise use in any manner any and all assets of the Company, to enter into any contracts on behalf of the Company and to take any and all actions on behalf of the Company, and such Person shall be entitled to deal with the Managing Member as if the Managing Member were the Company’s sole party in interest, both legally and beneficially. Each Non-Managing Member hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member in connection with any such dealing, in each case except to the extent that such action imposes, or purports to impose, liability on the Non-Managing Member. In no event shall any Person dealing with the Managing Member or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Managing Member or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or

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instrument was duly authorized and empowered to do so for and on behalf of the Company, and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

Section 7.11 Restrictions on Managing Member’s Authority

The Managing Member may not take any action in contravention of an express prohibition or limitation of this Agreement without the written Consent of (i) all Members adversely affected or (ii) such lower percentage of the Interests held by Non-Managing Members as may be specifically provided for under a provision of this Agreement or the Act. The preceding sentence shall not apply to any limitation or prohibition in this Agreement that expressly authorizes the Managing Member to take action (either in its discretion or in specified circumstances) so long as the Managing Member acts within the scope of such authority.

Section 7.12 Loans by Third Parties

The Company may incur Debt, or enter into similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of property and any borrowings from, or guarantees of Debt of the Managing Member or any of its Affiliates) with any Person upon such terms as the Managing Member determines appropriate.

Section 7.13 Separateness of the SAFStor Assets

From and after the date of this Agreement the Managing Member shall cause the Company and each Subsidiary of the Company that owns, directly or indirectly, any SAFStor Assets, to:

A.maintain its own records, books, resolutions, and agreements and satisfy customary corporate and other formalities, as applicable, in each case, in a manner sufficient to allow the Company to reasonably determine, from time to time, the fair market value of the SAFStor Assets, and provide such records, books, resolutions, and agreements to holders of Series C Units, along with any material updates thereto and other related materials, as reasonably requested by the holders of Series C Units;

B.not permit any transaction between a Subsidiary of the Company that owns, directly or indirectly, any SAFStor Assets, on the one hand, and the Company or a Subsidiary of the Company that does not own, directly or indirectly, any SAFStor Assets, on the other hand, for the purpose of increasing the fair market value of the SAFStor Assets and decreasing the fair market value of the Company’s other properties and assets (other than the SAFStor Assets); and

C.provide prompt written notice to the holders of Series C Units of any sale, assignment, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise of any of the SAFStor Assets.

In addition, from and after the date of this Agreement, the Managing Member shall not, and shall cause the Company and each of its Subsidiaries not to, without the written consent of the holders of a majority of the Series C Units, (i) make any further investment into the SAFStor Entities or the SAFStor Assets, (ii) merge any SAFStor Entity with or into the Managing Member or any of its other Subsidiaries or (iii) transfer or comingle any SAFStor Assets to or with the Managing Member or any of its other Subsidiaries, or properties or assets of the Managing Member or any of its other Subsidiaries, other than in each case in a manner which keeps such assets separately identifiable; provided, that the Managing Member shall be permitted to cause the Company and any of its Subsidiaries to enter into one or more Permitted Intercompany Loans.

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Section 7.14 SAFStor Valuation

No later than (a) thirty (30) days prior to any Liquidating Event of the Company under Article XIII involving a distribution to holders of Class B Units or (b) fifteen (15) days prior to any other event involving a distribution to holders of Class B Units, the Managing Member shall prepare and deliver to the holders of the Series C Units (i) a written notice setting forth the Managing Member’s reasonable good faith calculation of the fair market value of the SAFStor Assets, together with reasonable supporting documentation therefor, and the expected amounts attributable to the proceeds received from or allocable to the SAFStor Assets (collectively, the “SAFStor Valuation”) and (ii) a certificate, duly executed by an officer of the Managing Member, whereby such officer affirms that the SAFStor Valuation was calculated in good faith and that the Company and the Managing Member are, and have been, in compliance with their respective obligations under Section 7.13. For the avoidance of doubt, the SAFStor Valuation will account for the outstanding amount of any Permitted Intercompany Loans, as applicable. Following receipt of such SAFStor Valuation, (A) the holders of the Series C Units shall have access to such books and records relating to the SAFStor Valuation as such holders may reasonably request for the purpose of reviewing the SAFStor Valuation and (B) the holders of a majority of the Series C Units may elect, in lieu of accepting the Managing Member’s determination of the SAFStor Valuation, to cause the Company to engage an impartial nationally recognized and qualified third-party valuation firm reasonably acceptable to the holders of a majority of the Series C Units to make a determination as to such SAFStor Valuation. The Company shall pay the costs and expenses of such valuation firm. The SAFStor Valuation, as provided by the Managing Member and agreed upon by the holders of a majority of the Series C Units or as finally determined by such qualified third-party valuation firm shall be deemed, for all purposes of this Agreement, including Article XIII, notwithstanding anything to the contrary herein, the value attributable to the SAFStor Assets from such Liquidation Event or otherwise, subject to, with respect to any such Liquidation Event, customary purchase price adjustments, escrows or indemnities in connection therewith, as applicable.

ARTICLE VIII

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 8.1Limitation of Liability

The Members shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5, or under the Act.

Section 8.2Management of Business

No Member or Assignee (other than the Managing Member or any of its Affiliates, or any officer, director, employee, partner, agent or trustee of the Managing Member, the Company or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company. The transaction of any such business by the Managing Member, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the Managing Member, the Company or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Non-Managing Members or Assignees under this Agreement.

Section 8.3Outside Activities of Non-Managing Members

Subject to Section 7.5 hereof, and subject to any agreements entered into pursuant to Section 7.6.B hereof and to any other agreements entered into by a Non-Managing Member or its

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Affiliates with the Company or a Subsidiary, any Non-Managing Member and any officer, director, employee, agent, trustee, Affiliate or owner of any Non-Managing Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct or indirect competition with the Company. Neither the Company nor any Members shall have any rights by virtue of this Agreement in any business ventures of any Non-Managing Member or Assignee. None of the Non-Managing Members or any other Person shall have any rights by virtue of this Agreement or the limited liability company relationship established hereby in any business ventures of any other Person (other than the Managing Member to the extent expressly provided herein), and no Person (other than the Managing Member) shall have any obligation pursuant to this Agreement to offer any interest in any such business venture to the Company, any Non-Managing Member or any such other Person, even if such opportunity is of a character which, if presented to the Company, any Non-Managing Member or such other Person, could be taken by such Person.

Section 8.4Return of Capital

Except pursuant to the right of redemption set forth in Section 8.6, no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Company as provided herein. No Member or Assignee shall have priority over any other Member or Assignee either as to the return of Capital Contributions (except as permitted by Section 4.2.A) or, except to the extent provided by Exhibit C or as permitted by Sections 4.2.A, 5.1.B, 6.1.A and 6.1.B, or otherwise expressly provided in this Agreement, as to profits, losses, distributions or credits.

Section 8.5Rights of Non-Managing Members Relating to the Company

A.General. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.D, each Non-Managing Member shall have the right, for a purpose reasonably related to such Non-Managing Member’s interest as a member in the Company, upon written demand with a statement of the purpose of such demand and at such Non-Managing Member’s own expense:

(1)to obtain a copy of the Company’s U.S. federal, state and local income tax returns for each Fiscal Year;

(2)to obtain a current list of the name and last known business, residence or mailing address of each Member;

(3)to obtain a copy of this Agreement and the Certificate of Formation and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Formation and all amendments thereto have been executed;

(4)to obtain true and full information regarding the amount of cash and a description and statement of the Agreed Value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member; and

(5)other information regarding the affairs of the Company as is just and reasonable.

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B.Notice of Conversion Factor. The Company shall notify each Non-Managing Member upon request (i) of the then current Conversion Factor and (ii) of any changes to the Conversion Factor.

C.Reserved.

D.Confidentiality. Notwithstanding any other provision of this Section 8.5, the Managing Member may keep confidential from the Non-Managing Members, for such period of time as the Managing Member determines in its sole and absolute discretion, any information that (i) the Managing Member reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Managing Member in good faith believes is not in the best interests of the Company or could damage the Company or its business or (ii) the Company is required by law or by agreements with unaffiliated third parties to keep confidential.

Section 8.6Redemption Right

A.Common Units.

(i)Subject to Section 8.6.C and Section 11.6.E, at any time on or after one (1) year following the date of the initial issuance thereof (which, in the event of the transfer of a Common Unit, shall be deemed to be the date that the Common Unit was issued to the original recipient thereof for purposes of this Section 8.6), the holder of a Common Unit (if other than the Managing Member or any Subsidiary of the Managing Member), including any LTIP Units that are converted into Class A Units, shall have the right (the “Redemption Right”) to require the Company to redeem such Common Unit, with such redemption to occur on the Specified Redemption Date and at a redemption price equal to and in the form of the Cash Amount to be paid by the Company. Any such Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Company (with a copy to the Managing Member) by the holder of the Units who is exercising the Redemption Right (the “Redeeming Member”). A Non-Managing Member may exercise the Redemption Right from time to time, without limitation as to frequency, with respect to part or all of the Common Units that it owns, as selected by the Non-Managing Member, provided, however, that a Non-Managing Member may not exercise the Redemption Right for fewer than one thousand (1,000) Common Units of a particular class unless such Redeeming Member then holds fewer than one thousand (1,000) Common Units of that class, in which event the Redeeming Member must exercise the Redemption Right for all of the Common Units held by such Redeeming Member in that class, and provided further that, with respect to a Non-Managing Member which is an entity, such Non-Managing Member may exercise the Redemption Right for fewer than one thousand (1,000) Common Units without regard to whether or not such Non-Managing Member is exercising the Redemption Right for all of the Common Units held by such Non-Managing Member as long as such Non-Managing Member is exercising the Redemption Right on behalf of one or more of its equity owners in respect of one hundred percent (100%) of such equity owners’ interests in such Non-Managing Member.

(ii)The Redeeming Member shall have no right with respect to any Common Units so redeemed to receive any distributions paid in respect of a Company Record Date for distributions in respect of Common Units after the Specified Redemption Date with respect to such Common Units.

(iii)The Assignee of any Non-Managing Member may exercise the rights of such Non-Managing Member pursuant to this Section 8.6, and such Non-Managing Member shall be deemed to have assigned such rights to such Assignee and shall be

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bound by the exercise of such rights by such Non-Managing Member’s Assignee. In connection with any exercise of such rights by such Assignee on behalf of such Non-Managing Member, the Cash Amount shall be paid by the Company directly to such Assignee and not to such Non-Managing Member.

(iv)If the Managing Member Entity provides notice to the Non-Managing Members, pursuant to Section 8.5.C hereof, the Redemption Right shall be exercisable, without regard to whether the Common Units have been outstanding for any specified period, during the period commencing on the date on which the Managing Member Entity provides such notice and ending on the record date to determine stockholders eligible to receive such distribution or to vote upon the approval of such merger, sale or other extraordinary transaction (or, if no such record date is applicable, at least twenty (20) Business Days before the consummation of such merger, sale or other extraordinary transaction). If this subparagraph (iv) applies, the Specified Redemption Date is the date on which the Company and the Managing Member receive notice of exercise of the Redemption Right, rather than ten (10) Business Days after receipt of the Notice of Redemption.

B.Managing Member Entity Assumption of Redemption Right.

(i)If a Non-Managing Member has delivered a Notice of Redemption, the Managing Member Entity may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of Shares set forth in the Charter or, if the Managing Member is not the Managing Member Entity, the organizational documents of the Managing Member Entity), elect to assume directly and satisfy a Redemption Right. If such election is made by the Managing Member, the Company shall determine whether the Managing Member Entity shall pay the Redemption Amount in the form of the Cash Amount or the Shares Amount. The Company’s decision regarding whether such payment shall be made in the form of the Cash Amount or the Shares Amount shall be made by the Managing Member, in its capacity as the managing member of the Company and in its sole and absolute discretion. Upon such payment by the Managing Member Entity, the Managing Member Entity shall acquire the Common Units offered for redemption by the Redeeming Member and shall be treated for all purposes of this Agreement as the owner of such Common Units. Unless the Managing Member Entity, in its sole and absolute discretion, shall exercise its right to assume directly and satisfy the Redemption Right, the Managing Member Entity shall not have any obligation to the Redeeming Member or to the Company with respect to the Redeeming Member’s exercise of the Redemption Right. If the Managing Member Entity shall exercise its right to assume directly and satisfy the Redemption Right in the manner described in the first sentence of this Section 8.6.B and the Managing Member Entity shall fully perform its obligations in connection therewith, the Company shall have no right or obligation to pay any amount to the Redeeming Member with respect to such Redeeming Member’s exercise of the Redemption Right, and each of the Redeeming Member, the Company and the Managing Member Entity shall, for U.S. federal income tax purposes, treat the transaction between the Managing Member Entity and the Redeeming Member as a sale of the Redeeming Member’s Common Units to the Managing Member Entity. Nothing contained in this Section 8.6.B shall imply any right of the Managing Member Entity to require any Non-Managing Member to exercise the Redemption Right afforded to such Non-Managing Member pursuant to Section 8.6.A. Any Common Units acquired by the Managing Member pursuant to the Redeeming Member’s exercise of the Redemption Right shall retain such classification or series designation attributable to such Common Units from and after the acquisition by the Managing Member thereof.

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(ii)If the Managing Member determines to pay the Redeeming Member the Redemption Amount in the form of Shares, the total number of Shares to be paid to the Redeeming Member in exchange for the Redeeming Member’s Common Units shall be the applicable Shares Amount. If this amount is not a whole number of Shares, the Redeeming Member shall be paid (i) that number of Shares which equals the nearest whole number less than such amount plus (ii) an amount of cash which the Managing Member determines, in its reasonable discretion, to represent the fair value of the remaining fractional Share which would otherwise be payable to the Redeeming Member.

(iii)Each Redeeming Member agrees to execute such documents or provide such information or materials as the Managing Member Entity may reasonably require in connection with the issuance of Shares upon exercise of the Redemption Right.

C.Exceptions to Exercise of Redemption Right. Notwithstanding the provisions of Sections 8.6.A and 8.6.B, a Member shall not be entitled to exercise the Redemption Right pursuant to Section 8.6.A if (but only as long as) the delivery of Shares to such Member on the Specified Redemption Date would (i) be prohibited under the restrictions on the ownership or transfer of Shares in the Charter (or, if the Managing Member is not the Managing Member Entity, the organizational documents of the Managing Member Entity), (ii) be prohibited under applicable federal or state securities laws or regulations (in each case regardless of whether the Managing Member would in fact assume and satisfy the Redemption Right), (iii) without limiting the foregoing, result in the Managing Member’s Shares being owned by fewer than 100 persons (determined without reference to rules of attribution), (iv) without limiting the foregoing, result in the Managing Member Entity being “closely held” within the meaning of Section 856(h) of the Code or cause the Managing Member to own, actually or constructively, ten percent (10%) or more of the ownership interests in a tenant of the Managing Member, the Company or a Subsidiary of the Company’s real property within the meaning of Section 856(d)(2)(B) of the Code, and (v) without limiting the foregoing, cause the acquisition of the Shares by the Redeeming Member to be “integrated” with any other distribution of Shares for purposes of complying with the registration provision of the Securities Act. Notwithstanding the foregoing, the Managing Member may, in its sole and absolute discretion, waive such prohibition set forth in this Section 8.6.C.

D.No Liens on Common Units Delivered for Redemption. Each Non-Managing Member covenants and agrees that all Common Units delivered for redemption shall be delivered to the Company or the Managing Member Entity, as the case may be, free and clear of all liens; and, notwithstanding anything contained herein to the contrary, neither the Managing Member Entity nor the Company shall be under any obligation to acquire Common Units which are or may be subject to any liens. Each Non-Managing Member further agrees that, if any state or local property transfer tax is payable as a result of the transfer of its Common Units to the Company or the Managing Member Entity, such Non-Managing Member shall assume and pay such transfer tax.

E.Additional Interests; Modification of Holding Period. If the Company issues Interests to any Additional Member pursuant to Article IV, the Managing Member shall make such revisions to this Section 8.6 as it determines are necessary to reflect the issuance of such Interests (including setting forth any restrictions on the exercise of the Redemption Right with respect to such Interests which differ from those set forth in this Agreement), provided that no such revisions shall materially adversely affect the rights of any other Non-Managing Member to exercise its Redemption Right without that Non-Managing Member’s prior written consent. In addition, the Managing Member may, with respect to any holder or holders of Common Units, at any time and from time to time, as it shall determine in its sole and absolute discretion, (i) reduce or waive the length of the period prior to which such holder or holders may not exercise the

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Redemption Right or (ii) reduce or waive the length of the period between the exercise of the Redemption Right and the Specified Redemption Date.

ARTICLE IX

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1Records and Accounting

The Managing Member shall keep or cause to be kept at the principal office of the Company appropriate books and records with respect to the Company’s business, including, without limitation, all books and records necessary to provide to the Non-Managing Members any information, lists and copies of documents required to be provided pursuant to Section 9.3. Any records maintained by or on behalf of the Company in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided, however, that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles.

Section 9.2 Fiscal Year

The fiscal year of the Company shall be the calendar year.

Section 9.3 Reports

A.Annual Reports. As soon as practicable, but in no event later than the date on which the Managing Member Entity mails its annual report to its stockholders, the Managing Member Entity shall cause to be mailed to each Non-Managing Member an annual report, as of the close of the most recently ended Fiscal Year, containing financial statements of the Company, or of the Managing Member Entity (and, if different, the Managing Member) if such statements are prepared on a consolidated basis with the Company, for such Fiscal Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the Managing Member Entity.

B.Quarterly Reports. If and to the extent that the Managing Member Entity mails quarterly reports to its stockholders, as soon as practicable, but in no event later than the date on which such reports are mailed, the Managing Member Entity shall cause to be mailed to each Non-Managing Member a report containing unaudited financial statements, as of the last day of such fiscal quarter, of the Company, or of the Managing Member Entity (and, if different, the Managing Member) if such statements are prepared on a consolidated basis with the Company, and such other information as may be required by applicable law or regulation, or as the Managing Member determines to be appropriate.

C.The Managing Member shall have satisfied its obligations under Section 9.3.A and Section 9.3.B by posting or making available the reports required by this Section 9.3 on the website maintained from time to time by the Company or the Managing Member Entity, provided that such reports are able to be printed or downloaded from such website.

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ARTICLE X

TAX MATTERS

Section 10.1 Tax Classification; Preparation of Tax Returns

At all times that the Company has a single Member for federal income tax purposes, it is the intent of the Members that the Company shall be operated in a manner consistent with its treatment as a “disregarded entity” for federal, state and local income and franchise tax purposes. At all times that the Company has more than one Member for federal income tax purposes, it is the intent of the Members that the Company shall be operated in a manner consistent with its treatment as a “partnership” for federal, state and local income and franchise tax purposes. The Managing Member shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for U.S. federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Non-Managing Members for U.S. federal and state income tax reporting purposes.

Section 10.2 Tax Elections

A.Except as otherwise provided herein, the Managing Member shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code (including the election under Section 754 of the Code). The Managing Member shall have the right to seek to revoke any such election upon the Managing Member’s determination in its sole and absolute discretion that such revocation is in the best interests of the Members.

B.Without limiting the foregoing, the Members, intending to be legally bound, hereby authorize the Managing Member, on behalf of the Company, to make an election (the “LV Safe Harbor Election”) to have the “liquidation value” safe harbor provided in Proposed Treasury Regulation § 1.83-3(l) and the Proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43, as such safe harbor may be modified when such proposed guidance is issued in final form or as amended by subsequently issued guidance (the “LV Safe Harbor”), apply to any interest in the Company transferred to a service provider while the LV Safe Harbor Election remains effective, to the extent such interest meets the LV Safe Harbor requirements (collectively, such interests are referred to as “LV Safe Harbor Interests”). The Managing Member is authorized and directed to execute and file the LV Safe Harbor Election on behalf of the Company and the Members. The Company and the Members (including any person to whom an interest in the Company is transferred in connection with the performance of services) hereby agree to comply with all requirements of the LV Safe Harbor (including forfeiture allocations) with respect to all LV Safe Harbor Interests and to prepare and file all U.S. federal income tax returns reporting the tax consequences of the issuance and vesting of LV Safe Harbor Interests consistent with such final LV Safe Harbor guidance. The Company is also authorized to take such actions as are necessary to achieve, under the LV Safe Harbor, the effect that the election and compliance with all requirements of the LV Safe Harbor referred to above would be intended to achieve under Proposed Treasury Regulation § 1.83-3, including amending this Agreement.

Section 10.3 Tax Matters Partner; Partnership Representative

A.General.

(i)For taxable years of the Company beginning prior to January 1, 2018, the Managing Member shall be the “tax matters partner” of the Company under Section 6223(a) of the Code (as in effect prior to the effective date of the Bipartisan Budget Act

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of 2015 (the “Budget Act”)) for U.S. federal income tax purposes. Pursuant to Section 6223(c)(3) of the Code (as in effect prior to the effective date of the Budget Act), upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Company for any such taxable year, the tax matters partner shall furnish the IRS with the name, address, taxpayer identification number and profit interest of each of the Non-Managing Members and any Assignees; provided, however, that such information is provided to the Company by the Non-Managing Members.

(ii)For taxable years of the Company beginning after December 31, 2017, the Managing Member shall be the “partnership representative” of the Company under Section 6231(a) of the Code for U.S. federal income tax purposes.

B.Powers.

(i)With respect to any audit or proceeding for a taxable year of the Company beginning prior to January 1, 2018, the tax matters partner is authorized, but not required:

(1)to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Members, except that such settlement agreement shall not bind any Member (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Member or (ii) who is a “notice partner” (as defined in Section 6231(a)(8) of the Code (as in effect prior to the effective date of the Budget Act)) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Code (as in effect prior to the effective date of the Budget Act));

(2)if a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a “final adjustment”) is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Company’s principal place of business is located;

(3)to intervene in any action brought by any other Member for judicial review of a final adjustment;

(4)to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5)to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item;

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(6)to take any other action on behalf of the Members of the Company in connection with any tax audit or judicial review proceeding, to the extent permitted by applicable law or regulations; and

(7)to take any other action required by the Code and Regulations in connection with its role as tax matters partner.

(ii)With respect to any audit or proceeding for a taxable year of the Company beginning after December 31, 2017, the partnership representative is authorized, but not required (except as required under the applicable provisions of the Code), to take any action contemplated by Sections 6221 through 6241 of the Code. All Members (and former Members) agree to cooperate with, and to take all reasonable actions requested by, the partnership representative to avoid or reduce any tax imposed under Code Section 6225, including cooperating with any election under Code Section 6226, or to otherwise allow the Company and the partnership representative to comply with the applicable provisions of the Code.

The taking of any action and the incurring of any expense by the tax matters partner or partnership representative, as applicable, in connection with any audit or proceeding referred to in this Section 10.3.B, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner or partnership representative, as applicable, and the provisions relating to indemnification of the Managing Member set forth in Section 7.7 shall be fully applicable to the tax matters partner or partnership representative, as applicable, in its capacity as such.

C.Reimbursement. The tax matters partner or partnership representative, as applicable, shall receive no compensation for its services. All third party costs and expenses incurred by the tax matters partner or partnership representative, as applicable, in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Company. Nothing herein shall be construed to restrict the Company from engaging an accounting firm and/or law firm to assist the tax matters partner or partnership representative, as applicable, in discharging its duties hereunder, so long as the compensation paid by the Company for such services is reasonable. Each Member hereby agrees to reimburse the Company from and against any “imputed underpayment” liability of the Company under Section 6225 of the Code that is the result of adjustments to the Member’s distributive share of Company items of income, gain, loss, deduction, or credit for a Company taxable year, including, but not limited to any interest, penalty, addition to tax, or additional amount which relates to an adjustment to any such item or share. The obligations of a Member under this Section 10.3.C shall survive such Member’s sale or other disposition of its Interests in the Company and the termination, dissolution, liquidation, or winding up of the Company.

Section 10.4 Organizational Expenses

The Company shall elect to deduct expenses as provided in Section 709 of the Code.

Section 10.5 Withholding

Each Non-Managing Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Non-Managing Member any amount of U.S. federal, state, local, or foreign taxes that the Managing Member determines that the Company is required to withhold or pay with respect to any amount distributable, allocable or otherwise transferred to such Non-Managing Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, 1446 or 1471-1474, inclusive, of the Code and the Regulations thereunder. Any amount paid on behalf of

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or with respect to a Non-Managing Member (other than amounts actually withheld from payments to a Non-Managing Member) shall constitute a loan by the Company to such Non-Managing Member, which loan shall be repaid by such Non-Managing Member within fifteen (15) days after notice from the Managing Member that such payment must be made unless (i) the Company withholds such payment from a distribution which would otherwise be made to the Non-Managing Member or (ii) the Managing Member determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Non-Managing Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed or otherwise paid to such Non-Managing Member. Each Non-Managing Member hereby unconditionally and irrevocably grants to the Company a security interest in such Non Managing Member’s Interests to secure such Non-Managing Member’s obligation to pay to the Company any amounts required to be paid pursuant to this Section 10.5. If a Non-Managing Member fails to pay any amounts owed to the Company pursuant to this Section 10.5 when due, the Managing Member may, in its sole and absolute discretion, elect to make the payment to the Company on behalf of such defaulting Non-Managing Member, and in such event shall be deemed to have loaned such amount to such defaulting Non-Managing Member and shall succeed to all rights and remedies of the Company as against such defaulting Non-Managing Member (including, without limitation, the right to receive distributions). Any amounts payable by a Non-Managing Member hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four (4) percentage points (but not higher than the maximum rate that may be charged under law) from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Non-Managing Member shall take such actions as the Company or the Managing Member shall request to perfect or enforce the security interest created hereunder.

ARTICLE XI

TRANSFERS AND WITHDRAWALS

Section 11.1 Transfer

A.Definition. The term “transfer,” when used in this Article XI with respect to a Unit, shall be deemed to refer to a transaction by which the Member purports to assign all or any part of its Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term “transfer” when used in this Article XI does not include any redemption or repurchase of Units by the Company from a Member or acquisition of Units from a Non-Managing Member by the Managing Member Entity pursuant to Section 8.6 or otherwise. No part of the Unit of a Member shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

B.General. No Unit shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article XI. Any transfer or purported transfer of a Unit not made in accordance with this Article XI shall be null and void.

Section 11.2 Transfers of Interests of Managing Member

A.General. Other than to an Affiliate of the Managing Member Entity, the Managing Member may not transfer any of its Units or other Interests except in connection with (i) a transaction permitted under Section 11.2.B, (ii) a transfer to any wholly owned Subsidiary of the Managing Member or the owner of all of the ownership interests of the Managing Member Entity, or (iii) as otherwise expressly permitted under this Agreement, nor shall the Managing

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Member withdraw as Managing Member except in connection with a transaction permitted under Section 11.2.B or any transfer, merger, consolidation, or other combination permitted under clause (ii) of this Section 11.2.A.

B.Termination Transactions. The Managing Member Entity shall not engage in any merger (including, without limitation, a triangular merger), consolidation or other combination with or into another Person (other than any transaction permitted by Section 11.2.A), any sale of all or substantially all of its assets or any reclassification, recapitalization or change of outstanding Shares (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination as described in the definition of “Conversion Factor”) (a “Termination Transaction”), unless:

(i)the Consent of the Non-Managing Members is obtained;

(ii)following such Termination Transaction, substantially all of the assets directly or indirectly owned by the surviving entity are owned directly or indirectly by the Company or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Company; or

(iii)in connection with such Termination Transaction all Members either will receive, or will have the right to receive, for each Unit an amount of cash, securities, or other property equal to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid to a holder of Shares, if any, corresponding to such Unit in consideration of one such Share at any time during the period from and after the date on which the Termination Transaction is consummated; provided, however, that, if in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of the percentage required for the approval of mergers under the organizational documents of the Managing Member Entity, each holder of Units shall receive, or shall have the right to receive without any right of Consent set forth above in this Section 11.2.B, the greatest amount of cash, securities, or other property which such holder would have received had it exercised the Redemption Right and received Shares in exchange for its Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

C.Creation of New Managing Member. The Managing Member shall not enter into an agreement or other arrangement providing for or facilitating the creation of a managing member other than the Managing Member, unless the successor managing member executes and delivers a counterpart to this Agreement in which such managing member agrees to be fully bound by all of the terms and conditions contained herein that are applicable to a Managing Member.

Section 11.3 Non-Managing Members’ Rights to Transfer

A.General. Except to the extent expressly permitted in Sections 11.3.B and 11.3.C or in connection with the exercise of a Redemption Right pursuant to Section 8.6, a Non-Managing Member may not transfer all or portion of its Interest, or any of such Non-Managing Member’s rights as a Non-Managing Member, without the prior written consent of the Managing Member, which consent may be withheld in the Managing Member’s sole and absolute discretion. Any transfer otherwise permitted under Sections 11.3.B and 11.3.C shall be subject to the conditions set forth in Section 11.3.D and 11.3.E, and all permitted transfers shall be subject to Section 11.5 and Section 11.6.

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B.Incapacitated Non-Managing Member. If a Non-Managing Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Non-Managing Member’s estate shall have all the rights of a Non-Managing Member, but not more rights than those enjoyed by other Non-Managing Members, for the purpose of settling or managing the estate and such power as the Incapacitated Non-Managing Member possessed to transfer all or any part of its interest in the Company. The Incapacity of a Non-Managing Member, in and of itself, shall not dissolve or terminate the Company.

C.Permitted Transfers. A Non-Managing Member may transfer, with or without the consent of the Managing Member, all or a portion of its Interest:

(i)in the case of a Non-Managing Member who is an individual, to a member of his or her Immediate Family, any trust formed for the benefit of himself or herself and/or members of his or her Immediate Family, or any Company, limited liability company, joint venture, corporation or other business entity comprised only of himself or herself and/or members of his or her Immediate Family and entities the ownership interests in which are owned by or for the benefit of himself or herself and/or members of his or her Immediate Family;

(ii)in the case of a Non-Managing Member which is a trust, to the beneficiaries of such trust;

(iii)in the case of a Non-Managing Member which is a partnership, limited liability company, joint venture, corporation or other business entity to which Units were transferred pursuant to clause (i) above, to its partners, owners or stockholders, as the case may be, who are members of the Immediate Family of or are actually the Person(s) who transferred Units to it pursuant to clause (i) above;

(iv)in the case of a Non-Managing Member which acquired Units as of the date hereof and which is a partnership, limited liability company, joint venture, corporation or other business entity, to its partners, owners, stockholders or Affiliates thereof, as the case may be, or the Persons owning the beneficial interests in any of its partners, owners or stockholders or Affiliates thereof (it being understood that this clause (iv) will apply to all of each Person’s Interests whether the Units relating thereto were acquired on the date hereof or hereafter);

(v)in the case of a Non-Managing Member which is a partnership, limited liability company, joint venture, corporation or other business entity other than any of the foregoing described in clause (iii) or (iv), in accordance with the terms of any agreement between such Non-Managing Member and the Company pursuant to which such Interest was issued;

(vi)pursuant to a gift or other transfer without consideration;

(vii)pursuant to applicable laws of descent or distribution;

(viii)to another Non-Managing Member; and

(ix)pursuant to a grant of security interest or other encumbrance effectuated in a bona fide transaction or as a result of the exercise of remedies related thereto, subject to the provisions of Section 11.3.E hereof.

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A trust or other entity will be considered formed “for the benefit” of a Member’s Immediate Family even though some other Person has a remainder interest under or with respect to such trust or other entity.

D.No Transfers Violating Securities Laws. The Managing Member may prohibit any transfer of Units by a Non-Managing Member unless it receives a written opinion of legal counsel (which opinion and counsel shall be reasonably satisfactory to the Company) to such Non-Managing Member to the effect that such transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal or state securities laws or regulations applicable to the Company or the Unit or, at the option of the Company, an opinion of legal counsel to the Company to the same effect.

E.No Transfers to Holders of Nonrecourse Liabilities. No pledge or transfer of any Units may be made to a lender to the Company or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Company whose loan otherwise constitutes a Nonrecourse Liability unless (i) the Managing Member is provided prior written notice thereof and (ii) the lender enters into an arrangement with the Company and the Managing Member to exchange or redeem for the Redemption Amount any Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Company for purposes of allocating liabilities to such lender under Section 752 of the Code.

Section 11.4 Substituted Members

A.Consent of Managing Member. No Non-Managing Member shall have the right to substitute a transferee as a Non-Managing Member in its place. The Managing Member shall, however, have the right to consent to the admission of a transferee of the interest of a Non-Managing Member pursuant to this Section 11.4 as a Substituted Member, which consent may be given or withheld by the Managing Member in its sole and absolute discretion. The Managing Member’s failure or refusal to permit a transferee of any such interests to become a Substituted Member shall not give rise to any cause of action against the Company, the Managing Member or any Member. The Managing Member hereby grants its consent to the admission as a Substituted Member to any bona fide financial institution that loans money or otherwise extends credit to a holder of Units and thereafter becomes the owner of such Units pursuant to the exercise by such financial institution of its rights under a pledge of such Units granted in connection with such loan or extension of credit.

B.Rights of Substituted Member. A transferee who has been admitted as a Substituted Member in accordance with this Article XI shall have all the rights and powers and be subject to all the restrictions and liabilities of a Non-Managing Member under this Agreement. The admission of any transferee as a Substituted Member shall be conditioned upon the transferee executing and delivering to the Company an acceptance of all the terms and conditions of this Agreement (including, without limitation, the provisions of Section 15.11) and such other documents or instruments as may be required to effect the admission.

C.Member Registry. Upon the admission of a Substituted Member, the Managing Member shall update the Member Registry in the books and records of the Company as it deems necessary to reflect such admission in the Member Registry.

Section 11.5 Assignees

If the Managing Member, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Member, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement.

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An Assignee shall be entitled to all the rights of an assignee of a limited liability company interest under the Act, including the right to receive distributions from the Company and the allocable shares of Net Income, Net Losses and Recapture Income and all items of income, gain, loss, deduction and credit of the Company attributable to the Units assigned to such transferee, and shall have the rights granted to the Non-Managing Members under Section 8.6, but shall not be deemed to be a holder of Units for any other purpose under this Agreement, and shall not be entitled to vote such Units in any matter presented to the Non-Managing Members for a vote (such Units being deemed to have been voted on such matter in the same proportion as all other Units held by Non-Managing Members are voted). If any such transferee desires to make a further assignment of any such Units, such transferee shall be subject to all the provisions of this Article XI to the same extent and in the same manner as any Non-Managing Member desiring to make an assignment of Units.

Section 11.6 General Provisions

A.Withdrawal of Non-Managing Member. No Non-Managing Member may withdraw from the Company other than as a result of a permitted transfer of all of such Non-Managing Member’s Units in accordance with this Article XI or pursuant to redemption of all of its Units under Section 8.6.

B.Termination of Status as Non-Managing Member. Any Non-Managing Member who shall transfer all of its Units in a transfer permitted pursuant to this Article XI or pursuant to redemption of all of its Units under Section 8.6 shall cease to be a Non-Managing Member.

C.Timing of Transfers. Transfers pursuant to this Article XI may only be made upon three (3) Business Days prior notice to the Managing Member, unless the Managing Member otherwise agrees.

D.Allocations. If any Interest is transferred during any quarterly segment of the Company’s Fiscal Year in compliance with the provisions of this Article XI or redeemed or transferred pursuant to Section 8.6, Net Income, Net Losses, each item thereof and all other items attributable to such interest for such fiscal year shall be divided and allocated between the transferor Member and the transferee Member by taking into account their varying interests during the fiscal year in accordance with Section 706(d) of the Code and corresponding Regulations, using the interim closing of the books method (unless the Managing Member, in its sole and absolute discretion, elects to adopt a daily, weekly, or a monthly proration period, in which event Net Income, Net Losses, each item thereof and all other items attributable to such interest for such fiscal year shall be prorated based upon the applicable method selected by the Managing Member). Solely for purposes of making such allocations, each of such items for the calendar month in which the transfer or redemption occurs shall be allocated to the Person who is a Member as of midnight on the last day of said month. All distributions of Available Cash attributable to any Unit with respect to which the Company Record Date is before the date of such transfer, assignment or redemption shall be made to the transferor Member or the Redeeming Member, as the case may be, and, in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Unit shall be made to the transferee Member.

E.Additional Restrictions. Notwithstanding anything to the contrary herein, and in addition to any other restrictions on transfer herein contained, including, without limitation, the provisions of Article VII and this Article XI, in no event may any transfer or assignment of an Interest by any Member (including pursuant to Section 8.6) be made without the express consent of the Managing Member, in its sole and absolute discretion, (i) to any person or entity who lacks the legal right, power or capacity to own an Interest; (ii) in violation of applicable law; (iii) of any component portion of an Interest, such as the Capital Account, or rights to distributions,

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separate and apart from all other components of an Interest; (iv) if in the opinion of legal counsel to the Company there is a significant risk that such transfer would cause a termination of the Company for U.S. federal or state income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Non-Managing Members other than the Managing Member, the Managing Member Entity, or any Subsidiary of either, or pursuant to a transaction expressly permitted under Section 7.11B or Section 11.2); (v) if in the opinion of counsel to the Company, there is a significant risk that such transfer would cause the Company to cease to be classified as a partnership for federal income tax purposes (except as a result of the redemption or exchange for Shares of all Units held by all Non-Managing Members other than the Managing Member, the Managing Member Entity or any Subsidiary of either, or pursuant to a transaction expressly permitted under Section 7.11B or Section 11.2); (vi) if such transfer requires the registration of such Interest pursuant to any applicable federal or state securities laws; (vii) if such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and the Regulations thereunder or such transfer causes the Company to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code (provided, however, that, this clause (vii) shall not be the basis for limiting or restricting in any manner the exercise of the Redemption Right under Section 8.6 unless, and only to the extent that, outside tax counsel provides to the Managing Member an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Company will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation for U.S. federal income tax purposes); (viii) if such transfer subjects the Company or the activities of the Company to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; (ix) if such transfer could adversely affect the ability of the Managing Member Entity to remain qualified as a REIT; or (x) if in the opinion of legal counsel for the transferring Member (which opinion and counsel shall be reasonable satisfactory to the Company) or legal counsel for the Company, there is a risk that such transfer would cause the Managing Member Entity to fail to remain qualified as a REIT or subject the Managing Member Entity to any additional taxes under Section 857 or Section 4981 of the Code.

F.Avoidance of “Publicly Traded Partnership” Status. The Managing Member shall monitor the transfers of interests in the Company to determine (i) if such interests are being traded on an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code and (ii) whether additional transfers of interests would result in the Company being unable to qualify for at least one of the “safe harbors” set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code) (the “Safe Harbors”). The Managing Member shall take all steps reasonably necessary or appropriate to prevent any trading of interests or any recognition by the Company of transfers made on such markets and, except as otherwise provided herein, to insure that at least one of the Safe Harbors is met; provided, however, that the foregoing shall not authorize the Managing Member to limit or restrict in any manner the right of any holder of a Unit to exercise the Redemption Right in accordance with the terms of Section 8.6 unless, and only to the extent that, outside tax counsel provides to the Managing Member an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Company will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation.

ARTICLE XII

ADMISSION OF MEMBERS

Section 12.1 Admission of a Successor Managing Member

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A successor to all of the Managing Member’s Managing Member Interest pursuant to Section 11.2 who is proposed to be admitted as a successor Managing Member shall be admitted to the Company as the Managing Member, effective upon such transfer. Any such successor shall carry on the business of the Company without dissolution. In such case, the admission shall be subject to such successor Managing Member executing and delivering to the Company an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.

Section 12.2 Admission of Additional Members

A.General. No Person shall be admitted as an Additional Member without the consent of the Managing Member, which consent shall be given or withheld in the Managing Member’s sole and absolute discretion. A Person who makes a Capital Contribution to the Company in accordance with this Agreement or who exercises an option to receive Units shall be admitted to the Company as an Additional Member only with the consent of the Managing Member and only upon furnishing to the Managing Member (i) evidence of acceptance in form satisfactory to the Managing Member of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 15.11 and (ii) such other documents or instruments as may be required in the discretion of the Managing Member to effect such Person’s admission as an Additional Member. The admission of any Person as an Additional Member shall become effective on the date upon which the name of such Person is recorded on the books and records of the Company, following the consent of the Managing Member to such admission.

B.Allocations to Additional Members. If any Additional Member is admitted to the Company on any day other than the first day of a Fiscal Year, then Net Income, Net Losses, each item thereof and all other items allocable among Members and Assignees for such Fiscal Year shall be allocated among such Additional Member and all other Members and Assignees by taking into account their varying interests during the Fiscal Year in accordance with Section 706(d) of the Code, using the interim closing of the books method (unless the Managing Member, in its sole and absolute discretion, elects to adopt a daily, weekly or monthly proration method, in which event Net Income, Net Losses, and each item thereof would be prorated based upon the applicable period selected by the Managing Member). Solely for purposes of making such allocations, each of such items for the calendar month in which an admission of any Additional Members occurs shall be allocated among all the Members and Assignees including such Additional Member. All distributions of Available Cash with respect to which the Company Record Date is before the date of such admission shall be made solely to Members and Assignees other than the Additional Member, and all distributions of Available Cash thereafter shall be made to all the Members and Assignees including such Additional Member.

Section 12.3 Amendment of Agreement and Certificate of Formation

For the admission to the Company of any Member, the Managing Member shall take all steps necessary and appropriate under the Act to amend the records of the Company and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment to the Member Registry) and, if required by law, shall prepare and file an amendment to the Certificate of Formation and may for this purpose exercise the power of attorney granted pursuant to Section 15.11.

Section 12.4 Limit on Number of Members

Unless otherwise permitted by the Managing Member in its sole and absolute discretion, no Person shall be admitted to the Company as an Additional Member if the effect of such

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admission would be to cause the Company to have a number of Members that would cause the Company to become a reporting company under the Exchange Act.

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

Section 13.1 Dissolution

The Company shall not be dissolved by the admission of Substituted Members or Additional Members or by the admission of a successor Managing Member in accordance with the terms of this Agreement. Upon the withdrawal of the Managing Member, any successor Managing Member shall continue the business of the Company. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following (“Liquidating Events”):

(i)an event of withdrawal of the Managing Member (other than an event of bankruptcy) unless within ninety (90) days after the withdrawal, the written Consent of the Non-Managing Members to continue the business of the Company and to the appointment, effective as of the date of withdrawal, of a substitute Managing Member is obtained;

(ii)an election to dissolve the Company made by the Managing Member, in its sole and absolute discretion;

(iii)entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act;

(iv)the sale of all or substantially all of the assets and properties of the Company for cash or for marketable securities; or

(v)a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the Managing Member is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the Managing Member, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to or at the time of the entry of such order or judgment, the written Consent of the Non-Managing Members is obtained to continue the business of the Company and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute Managing Member.

Section 13.2 Winding Up

A.General. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company’s business and affairs. The Managing Member (or, if there is no remaining Managing Member, any Person elected by a majority in interest of the Non-Managing Members (the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Managing Member, include equity or other securities of the Managing Member or any other entity) shall be applied and distributed in the following order:

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(1)First, to the payment and discharge of all of the Company’s debts and liabilities to creditors other than the Members, including, for the avoidance of doubt, any Permitted Intercompany Loans;

(2)Second, to the payment and discharge of all of the Company’s debts and liabilities to the Managing Member;

(3)Third, to the payment and discharge of all of the Company’s debts and liabilities to the Non-Managing Members;

(4)Fourth, to the holders of Units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class of Interests (and, within each such class to each holder thereof pro rata in accordance with the terms and conditions of such class);

(5)Fifth, with respect to all amounts attributable to the proceeds received from or allocable to, the SAFStor Assets, (x) 90% to the Members holding Class B Units, pro rata based on the number of Class B Units then outstanding and (y) 10% to the Members holding Series C Units, pro rata based on the number of Series C Units then outstanding, until the Series C Units have received distributions pursuant to this Section 13.2.A(5) equal to the Series C Units Participation Cap;

(6)Sixth, with respect to all remaining amounts attributable to the proceeds received from or allocable to, the SAFStor Assets, 100% to the Members holding Class B Units, pro rata based on the number of Class B Units then outstanding; and

(7)The balance, if any, to the Members (other than the Members holding Class B Units) in accordance with their positive Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The Managing Member shall not receive any additional compensation for any services performed pursuant to this Article XIII.

B.Deferred Liquidation. Notwithstanding the provisions of Section 13.2.A which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

Section 13.3 Compliance with Timing Requirements of Regulations; Restoration of Deficit Capital Accounts

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A.Timing of Distributions. If the Company is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made under this Article XIII to the Managing Member and Non-Managing Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). In the discretion of the Managing Member, a pro rata portion of the distributions that would otherwise be made to the Managing Member and Non-Managing Members pursuant to this Article XIII may be: (A) distributed to a trust established for the benefit of the Managing Member and Non-Managing Members for the purposes of liquidating Company assets, collecting amounts owed to the Company and paying any contingent or unforeseen liabilities or obligations of the Company or of the Managing Member arising out of or in connection with the Company (in which case the assets of any such trust shall be distributed to the Managing Member and Non-Managing Members from time to time, in the reasonable discretion of the Managing Member, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Managing Member and Non-Managing Members pursuant to this Agreement); or (B) withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company; provided, however, that such withheld amounts shall be distributed to the Managing Member and Non-Managing Members as soon as practicable.

B.Restoration of Deficit Capital Accounts upon Liquidation of the Company. If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever, except as otherwise set forth in this Section 13.3.B, or as otherwise expressly agreed in writing by the affected Member and the Company after the date hereof. Notwithstanding the foregoing, (i) if the Managing Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions, and allocations for all Fiscal Years of the Company or portions thereof, including the year during which such liquidation occurs), the Managing Member shall contribute to the capital of the Company the amount necessary to restore such deficit balance to zero in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(3); (ii) if a DRO Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions, and allocations for all Fiscal Years of the Company or portions thereof, including the year during which such liquidation occurs), such DRO Member shall be obligated to make a contribution to the Company with respect to any such deficit balance in such DRO Member’s Capital Account upon a liquidation of the Company in an amount equal to the lesser of such deficit balance or such DRO Member’s DRO Amount; and (iii) the first sentence of this Section 13.3.B shall not apply with respect to any other Member to the extent, but only to such extent, that such Member previously has agreed in writing, with the consent of the Managing Member, to undertake an express obligation to restore all or any portion of a deficit that may exist in its Capital Account upon a liquidation of the Company. No Non-Managing Member shall have any right to become a DRO Member, to increase its DRO Amount, or otherwise agree to restore any portion of any deficit that may exist in its Capital Account without the express written consent of the Managing Member, in its sole and absolute discretion. Any contribution required of a Member under this Section 13.3.B shall be made on or before the later of (i) the end of the Fiscal Year of the Company in which the interest is liquidated or (ii) the ninetieth (90th) day following the date of such liquidation. The proceeds of any contribution to the Company made by a DRO Member with respect to a deficit in such DRO Member’s Capital Account balance shall be treated as a Capital Contribution by such DRO Member and the proceeds thereof shall be treated as assets of the Company to be applied as set forth in Section 13.2.A.

C.Restoration of Deficit Capital Accounts upon a Liquidation of a Member’s Interest by Transfer. If a DRO Member’s interest in the Company is “liquidated” within the

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meaning of Regulations Section 1.704-1(b)(2)(ii)(g) (other than in connection with a liquidation of the Company) which term shall include a redemption by the Company of such DRO Member’s interest upon exercise of the Redemption Right, and such DRO Member is designated on Exhibit E as a Part II DRO Member, such DRO Member shall be required to contribute cash to the Company equal to the lesser of (i) the amount required to increase its Capital Account balance as of such date to zero, or (ii) such DRO Member’s DRO Amount. For this purpose, (i) the DRO Member’s deficit Capital Account balance shall be determined by taking into account all contributions, distributions, and allocations for the portion of the Fiscal Year of the Company ending on the date of the liquidation or redemption, and (ii) solely for purposes of determining such DRO Member’s Capital Account balance, the Managing Member shall redetermine the Carrying Value of the Company’s assets on such date based upon the principles set forth in Sections 1.D.(3) and (4) of Exhibit B hereto, and shall take into account the DRO Member’s allocable share of any Unrealized Gain or Unrealized Loss resulting from such redetermination in determining the balance of its Capital Account. The amount of any payment required hereunder shall be due and payable within the time period specified in the second to last sentence of Section 13.3.B.

D.Effect of the Death of a DRO Member. After the death of a DRO Member who is an individual, the executor of the estate of such DRO Member may elect to reduce (or eliminate) the DRO Amount of such DRO Member. Such elections may be made by such executor by delivering to the Managing Member within two hundred and seventy (270) days of the death of such Non-Managing Member, a written notice setting forth the maximum deficit balance in its Capital Account that such executor agrees to restore under this Section 13.3, if any. If such executor does not make a timely election pursuant to this Section 13.3 (whether or not the balance in the applicable Capital Account is negative at such time), then the DRO Member’s estate (and the beneficiaries thereof who receive distributions of Interests therefrom) shall be deemed a DRO Member with a DRO Amount in the same amount as the deceased DRO Member. Any DRO Member which itself is a partnership for U.S. federal income tax purposes may likewise elect, after the date of its partner’s death to reduce (or eliminate) its DRO Amount by delivering a similar notice to the Managing Member within the time period specified above, and in the absence of any such notice the DRO Amount of such DRO Member shall not be reduced to reflect the death of any of its partners.

Section 13.4 Rights of Non-Managing Members

Except as otherwise provided in this Agreement, each Non-Managing Member shall look solely to the assets of the Company for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise expressly provided in this Agreement, no Non-Managing Member shall have priority over any other Non-Managing Member as to the return of its Capital Contributions, distributions, or allocations.

Section 13.5 Notice of Dissolution

If a Liquidating Event occurs or an event occurs that would, but for provisions of an election or objection by one or more Members pursuant to Section 13.1, result in a dissolution of the Company, the Managing Member shall, within thirty (30) days thereafter, provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Managing Member).

Section 13.6 Cancellation of Certificate of Limited Liability Company

Upon the completion of the liquidation of the Company cash and property as provided in Section 13.2, the Company shall be terminated and the Certificate of Formation and all

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qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.

Section 13.7 Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 13.2, to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect among the Members during the period of liquidation.

Section 13.8 Waiver of Partition

Each Member hereby waives any right to partition of the Company property.

Section 13.9 Liability of Liquidator

The Liquidator shall be indemnified and held harmless by the Company in the same manner and to the same degree as an Indemnitee may be indemnified pursuant to Section 7.7.

ARTICLE XIV

AMENDMENT OF COMPANY AGREEMENT; MEETINGS

Section 14.1 Amendments

A.General. Amendments to this Agreement may be proposed by the Managing Member or by any Non-Managing Member holding Interests representing twenty-five percent (25%) or more of the Percentage Interest of the Common Units. Following such proposal (except an amendment governed by Section 14.1.B), the Managing Member shall submit any proposed amendment to the Non-Managing Members. The Managing Member shall seek the written Consent of the Non-Managing Members as set forth in this Section 14.1 on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written Consent, the Managing Member may require a response within a reasonable specified time, but not less than fifteen (15) days, any failure to respond in such time period shall constitute a vote in favor of the recommendation of the Managing Member. A proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the Managing Member and, except as provided in Section 14.1.B, 14.1.C or 14.1.D, it receives the Consent of the Members holding Interests representing more than fifty percent (50%) of the Percentage Interest of the Common Units (including Common Units held by the Managing Member Entity).

B.Amendments Not Requiring Non-Managing Member Approval. Notwithstanding Section 14.1.A but subject to Section 14.1.C, the Managing Member shall have the power, without the consent of the Non-Managing Members, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(1)to add to the obligations of the Managing Member or surrender any right or power granted to the Managing Member or any Affiliate of the Managing Member for the benefit of the Non-Managing Members;

(2)to reflect the admission, substitution, termination, or withdrawal of Members in accordance with this Agreement (which may be effected through the replacement of the Member Registry with an amended Member Registry);

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(3)to set forth the designations, rights, powers, duties, and preferences of the holders of any additional Interests issued pursuant to Article IV;

(4)to reflect a change that does not adversely affect the Non-Managing Members in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions of this Agreement, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement;

(5)to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law;

(6)to modify the method by which Members’ Capital Accounts, or any debits or credits thereto, are computed, in each case in accordance with Section 1.E of Exhibit B to this Agreement; and

(7)to include provisions in the Agreement that may be referenced in any rulings, regulations, notices, announcements, or other guidance regarding the U.S. federal income tax treatment of compensatory Interests issued and made effective after the date hereof or in connection with any elections that the Managing Member determines to be necessary or advisable in respect of any such guidance. Any such amendment may include, without limitation, (a) a provision authorizing or directing the Managing Member to make any election under such guidance, (b) a covenant by the Company that all of the Members must (I) comply with the such guidance and (II) take all actions (or, as the case may be, not take any action) necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the Regulations for such election or other related guidance from the IRS, and (c) an amendment to the capital account maintenance provisions and the allocation provisions contained in Exhibit B or Exhibit C of this Agreement so that such provisions comply with (I) the provisions of the Code and the Regulations as they apply to the issuance of compensatory Interests and (II) the requirements of such guidance and any election made by the Managing Member with respect thereto, including, a provision requiring “forfeiture allocations” as appropriate.

The Managing Member shall notify the Non-Managing Members in writing when any action under this Section 14.1.B is taken in the next regular communication to the Non-Managing Members or within ninety (90) days of the date thereof, whichever is earlier.

C.Amendments Requiring Member Approval (Excluding the Managing Member Entity). Notwithstanding Sections 14.1.A and 14.1.B, without the Consent of the Non-Managing Members, the Managing Member shall not amend Section 4.2.A, Section 7.1.A (second sentence only), Section 7.5, Section 7.6, Section 7.8, Section 7.11, Section 11.2, the last sentence of Section 11.4.A (provided that no such amendment shall in any event adversely affect the rights of any lender who made a loan or who extended credit and received in connection therewith a pledge of Units prior to the date such amendment is adopted unless, and only to the extent such lender consents thereto), Section 13.1, this Section 14.1.C or Section 14.2.

D.Other Amendments Requiring Certain Non-Managing Member Approval. Notwithstanding anything in this Section 14.1 to the contrary, this Agreement shall not be amended with respect to any Member adversely affected without the Consent of such Member

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adversely affected or to any Assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of Units that is adversely affected, but in either case only if such amendment would (i) modify the limited liability of such Non-Managing Member, (ii) amend Section 7.11, (iii) amend Article IV, Article V or Article VI (except as permitted pursuant to Sections 4.2, 5.4, 6.2 and 14.1.B(3)), (iv) amend Section 8.6 or any defined terms set forth in Article I that relate to the Redemption Right (except as permitted in Section 8.6.E), or (v) amend Sections 11.3 or 11.5, or add any additional restrictions to Section 11.6.E or amend Section 14.1.B(4) or this Section 14.1.D.

E.Amendment and Restatement of Member Registry Not an Amendment. Notwithstanding anything in this Article XIV or elsewhere in this Agreement to the contrary, any amendment and restatement of the Member Registry by the Managing Member to reflect events or changes otherwise authorized or permitted by this Agreement shall not be deemed an amendment of this Agreement and may be done at any time and from time to time, as determined by the Managing Member without the Consent of the Non-Managing Members and without any notice requirement.

Section 14.2 Meetings of the Members

A.General. Meetings of the Members may be called by the Managing Member and shall be called upon the receipt by the Managing Member of a written request by Non-Managing Members holding Interests representing twenty-five percent (25%) or more of the Percentage Interest of the Common Units (including Common Units held by the Managing Member Entity). The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Members entitled to vote may vote in person or by proxy at such meeting. Whenever the vote or Consent of Members is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Members or may be given in accordance with the procedure prescribed in Section 14.1.A. Except as otherwise expressly provided in this Agreement, the Consent of holders of Interests representing a majority of the Percentage Interests of the Common Units shall control (including Common Units held by the Managing Member Entity).

B.Actions Without a Meeting. Except as otherwise expressly provided by this Agreement, any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken is signed by Members holding Interests representing more than fifty percent (50%) (or such other percentage as is expressly required by this Agreement) of the Percentage Interest of the Common Units (including Common Units held by the Managing Member Entity). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of Members. Such consent shall be filed with the Managing Member. An action so taken shall be deemed to have been taken at a meeting held on the date on which written consents from the Members holding the required Percentage Interest of the Common Units have been filed with the Managing Member.

C.Proxy. Each Non-Managing Member may authorize any Person or Persons to act for him by proxy on all matters in which a Non-Managing Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Non-Managing Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Non-Managing Member executing it, such revocation to be effective upon the Company’s receipt of written notice thereof.

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D.Conduct of Meeting. Each meeting of Members shall be conducted by the Managing Member or such other Person as the Managing Member may appoint pursuant to such rules for the conduct of the meeting as the Managing Member or such other Person deem appropriate.

ARTICLE XV

GENERAL PROVISIONS

Section 15.1 Addresses and Notice

Any notice, demand, request or report required or permitted to be given or made to a Member or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person, when sent by first class United States mail or by other means of written communication (including, but not limited to, via e-mail) to the Member or Assignee at the address set forth in the Member Registry or such other address as the Members shall notify the Managing Member in writing.

Section 15.2 Titles and Captions

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” “Sections” and “Exhibits” are to Articles, Sections and Exhibits of this Agreement.

Section 15.3 Pronouns and Plurals

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 15.4 Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5 Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6 Creditors

Other than as expressly set forth herein with regard to any Indemnitee, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

Section 15.7 Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

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Section 15.8 Counterparts

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

Section 15.9 Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 15.10 Invalidity of Provisions

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Sectino 15.11 Power of Attorney

A.General. Each Non-Managing Member and each Assignee who accepts Units (or any rights, benefits or privileges associated therewith) is deemed to irrevocably constitute and appoint the Managing Member, any Liquidator and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(1)execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate of Formation and all amendments or restatements thereof) that the Managing Member or any Liquidator deem appropriate or necessary to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property, (b) all instruments that the Managing Member or any Liquidator deem appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms, (c) all conveyances and other instruments or documents that the Managing Member or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation, (d) all instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or other events described in, Article XI, XII or XIII or the Capital Contribution of any Member and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Interests; and

(2)execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the Managing Member or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole and absolute discretion of the Managing Member or any Liquidator, to effectuate the terms or intent of this Agreement.

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Nothing contained in this Section 15.11 shall be construed as authorizing the Managing Member or any Liquidator to amend this Agreement except in accordance with Article XIV or as may be otherwise expressly provided for in this Agreement.

B.Irrevocable Nature. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Members will be relying upon the power of the Managing Member or any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and it shall survive and not be affected by the subsequent Incapacity of any Non-Managing Member or Assignee and the transfer of all or any portion of such Non-Managing Member’s or Assignee’s Units and shall extend to such Non-Managing Member’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Non-Managing Member or Assignee hereby agrees to be bound by any representation made by the Managing Member or any Liquidator, acting in good faith pursuant to such power of attorney; and each such Non-Managing Member or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Member or any Liquidator, taken in good faith under such power of attorney. Each Non-Managing Member or Assignee shall execute and deliver to the Managing Member or the Liquidator, within fifteen (15) days after receipt of the Managing Member’s or Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the Managing Member or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Company.

Section 15.12 Entire Agreement

This Agreement contains the entire understanding and agreement among the Member with respect to the subject matter hereof and supersedes any prior written oral understandings or agreements among them with respect thereto.

Section 15.13 No Rights as Stockholders

Nothing contained in this Agreement shall be construed as conferring upon the holders of the Units any rights whatsoever as stockholders of the Managing Member Entity, including, without limitation, any right to receive dividends or other distributions made to stockholders of the Managing Member Entity, or to vote or to consent or receive notice as stockholders in respect to any meeting of stockholders for the election of directors of the Managing Member Entity or any other matter.

Section 15.14 Limitation to Preserve REIT Status

To the extent that any amount paid or credited to the Managing Member Entity or any of their officers, directors, employees or agents pursuant to Sections 7.4 or 7.7 would constitute gross income to the Managing Member Entity for purposes of Sections 856(c)(2) or 856(c)(3) of the Code (a “Managing Member Payment”) then, notwithstanding any other provision of this Agreement, the amount of such Managing Member Payment for any Fiscal Year shall not exceed the lesser of:

(i)an amount equal to the excess, if any, of (a) 4% of the Managing Member Entity’s total gross income (within the meaning of Section 856(c)(3) of the Code but not including the amount of any Managing Member Payments) for the Fiscal Year which is described in subsections (A) though (H) of Section 856(c)(2) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(2) of the Code) derived by the Managing Member Entity from sources other than those described in subsections (A) through (H) of Section 856(c)(2) of the Code (but not including the amount of any Managing Member Payments); or

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(ii)an amount equal to the excess, if any of (a) 24% of the Managing Member Entity’s total gross income (but not including the amount of any Managing Member Payments) for the Fiscal Year which is described in subsections (A) through (I) of Section 856(c)(3) of the Code over (b) the amount of gross income (within the meaning of Section 856(c)(3) of the Code but not including the amount of any Managing Member Payments) derived by the Managing Member Entity from sources other than those described in subsections (A) through (I) of Section 856(c)(3) of the Code;

provided, however, that Managing Member Payments in excess of the amounts set forth in subparagraphs (i) and (ii) above may be made if the Managing Member Entity, as a condition precedent, obtains an opinion of tax counsel that the receipt of such excess amounts would not adversely affect the Managing Member Entity’s ability to qualify as a REIT. To the extent Managing Member Payments may not be made in a given Fiscal Year due to the foregoing limitations, such Managing Member Payments shall carry over and be treated as arising in the following year; provided, however, that such amounts shall not carry over for more than five (5) Fiscal Years, and if not paid within such five (5) Fiscal Year period, shall expire; and provided further that (i) as Managing Member Payments are made, such payments shall be applied first to carry over amounts outstanding, if any, and (ii) with respect to carry over amounts for more than one Fiscal Year, such payments shall be applied to the earliest Fiscal Year first.

[Remainder of page intentionally left blank, signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MANAGING MEMBER:

NexPoint Storage Partners, Inc.

By: /s/ Brian Mitts
Name: Brian Mitts Title: Chief Financial Officer, Secretary and Treasurer

[Signature Page to Second A&R LLCA of

NexPoint Storage Partners Operating Company, LLC]

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NON-MANAGING MEMBERS:

NexPoint Real Estate Opportunities, LLC

By: /s/ Brian Mitts
Name: Brian Mitts Title: Authorized Signatory

NFRO REIT Sub II, LLC

By: /s/ Brian Mitts
Name: Brian Mitts Title: Executive Vice President, Chief Financial Officer and Principal Financial and Accounting Officer

GAF REIT, LLC

By: /s/ Dustin Norris
Name: Dustin Norris Title: Executive Vice President

GAF REIT Sub II, LLC

By: /s/ Brian Mitts
Name: Brian Mitts Title: Authorized Signatory

[Signature Page to Second A&R LLCA of

NexPoint Storage Partners Operating Company, LLC]

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Extra Space Storage LP
By: ESS Holdings Business Trust I Its: General Partner
By: /s/ P. Scott Stubbs
Name: P. Scott Stubbs Title: Trustee

[Signature Page to Second A&R LLCA of

NexPoint Storage Partners Operating Company, LLC]

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EXHIBIT A
FORM OF MEMBER REGISTRY

CLASS A UNITS
Name And Address Of Member	Class A Units	Percentage Interest (Class A Units)	Percentage Interest (Common Units)
NexPoint Storage Partners, Inc.	162,751.00	100.00000%	51.31148%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Matt McGraner Email: mmcgraner@nexpoint.com
TOTAL CLASS A UNITS	162,751.00	100.00000%	51.31148%

CLASS B UNITS
Name And Address Of Member	Class B Units		Percentage Interest (Class B Units)	Percentage Interest (Common Units)
NexPoint Real Estate Opportunities, LLC	47,064.35		30.47589%	14.83826%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Email:

NFRO REIT Sub II, LLC	101,553.79		65.75979%	32.01747%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Email:

GAF REIT, LLC	3,924.92		2.54153%	1.23743%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Email:

GAF REIT Sub II, LLC	1,888.38		0.59536%	1.22280%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Email:

TOTAL CLASS B UNITS	154,431.44	$	100.00000%	48.68852%

	SERIES C UNITS
Name And Address Of Member	Series C Units	Percentage Interest
Extra Space Storage LP	100		100.00000%
2795 East Cottonwood Parkway, Suite 300 Salt Lake City, Utah 84121 Attn: Gwyn G. McNeal Email: gmcneal@extraspace.com
TOTAL SERIES C UNITS	100		100.00000%

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	SERIES C PREFERRED UNITS
Name And Address Of Member	Series C Preferred Units	Percentage Interest
NexPoint Storage Partners, Inc.	125	100.00000%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Matt McGraner Email: mmcgraner@nexpoint.com
TOTAL SERIES C PREFERRED UNITS	125	100.00000%

	SERIES D PREFERRED UNITS
Name And Address Of Member	Series D Preferred Units	Percentage Interest
NexPoint Storage Partners, Inc.	300,000	100.00000%
300 Crescent Court, Suite 700 Dallas, TX 75201 Attn: Matt McGraner Email: mmcgraner@nexpoint.com
TOTAL SERIES D PREFERRED UNITS	300,000	100.00000%

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EXHIBIT B
CAPITAL ACCOUNT MAINTENANCE

1. Capital Accounts of the Members

A.The Company shall maintain for each Member a separate Capital Account in accordance with the rules of Regulations Section l.704-l(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Member to the Company pursuant to this Agreement and (ii) all items of Company income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B and allocated to such Member pursuant to Section 6.1 of the Agreement and Exhibit C thereof, and decreased by (x) the amount of cash or Agreed Value of property actually distributed or deemed to be distributed to such Member pursuant to this Agreement and (y) all items of Company deduction and loss computed in accordance with Section 1.B and allocated to such Member pursuant to Section 6.1 of the Agreement and Exhibit C thereof.

B.For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Members’ Capital Accounts, unless otherwise specified in this Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1)Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any adjustments to the adjusted bases of the assets of the Company pursuant to Sections 734(b) and 743(b) of the Code, provided, however, that the amounts of any adjustments to the adjusted bases of the assets of the Company made pursuant to Section 734 of the Code as a result of the distribution of property by the Company to a Member (to the extent that such adjustments have not previously been reflected in the Members’ Capital Accounts) shall be reflected in the Capital Accounts of the Members in the manner and subject to the limitations prescribed in Regulations Section l.704-1(b)(2)(iv)(m)(4).

(2)The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(l)(B) or 705(a)(2)(B) of the Code are not includible in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(3)Any income, gain or loss attributable to the taxable disposition of any Company property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Company’s Carrying Value with respect to such property as of such date.

(4)In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

(5)In the event the Carrying Value of any Company asset is adjusted pursuant to Section 1.D, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

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(6)Any items specially allocated under Section 2 of Exhibit C to the Agreement hereof shall not be taken into account.

C.A transferee (including any Assignee) of a Unit shall succeed to a pro rata portion of the Capital Account of the transferor in accordance with Regulations Section 1.704-1(b)(2)(iv)(l).

D.(1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Values of all Company assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as of the times of the adjustments provided in Section 1.D(2), as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (c) immediately prior to the liquidation of the Company within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g); (d) immediately prior to the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company; (e) immediately prior to the issuance by the Company of a noncompensatory option to acquire an interest in the Company (other than an option for a de minimis interest); and (f) at such other times as are permitted by applicable Regulations and as determined in the discretion of the Managing Member; provided, however, that adjustments pursuant to clauses (a), (b), (d), (e) and (f) above shall be made only if the Managing Member determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company or to comply with applicable Regulations; provided further, however, that the issuance of any LTIP Unit shall be deemed to require a revaluation pursuant to this Section 1.D.

(3) In accordance with Regulations Section 1.704- l(b)(2)(iv)(e), the Carrying Value of Company assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as of the time any such asset is distributed.

(4) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit B, the aggregate cash amount and fair market value of all Company assets (including cash or cash equivalents) shall be determined by the Managing Member using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article XIII of the Agreement, shall be determined and allocated by the Liquidator using such reasonable methods of valuation as it may adopt. The Managing Member, or the Liquidator, as the case may be, shall allocate such aggregate fair market value among the assets of the Company in such manner as it determines in its sole and absolute discretion to arrive at a fair market value for individual properties.

E.The provisions of the Agreement (including this Exhibit B and the other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company, the Managing Member, or the Non-Managing Members) are computed in order to comply with such Regulations, the Managing Member may

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make such modification without regard to Article XIV of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article XIII of the Agreement upon the dissolution of the Company. The Managing Member also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section l.704-l(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section l.704-1(b).

2. No Interest

No interest shall be paid by the Company on Capital Contributions or on balances in Members’ Capital Accounts.

3. No Withdrawal

No Member shall be entitled to withdraw any part of its Capital Contribution or Capital Account or to receive any distribution from the Company, except as provided in Articles IV, V, VII and XIII of the Agreement.

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EXHIBIT C
SPECIAL ALLOCATION RULES

1. Special Allocation Rules.

Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order:

A.Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and for purposes of this Section 1.A only, each Member’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit C with respect to such Fiscal Year and without regard to any decrease in Partner Minimum Gain during such Fiscal Year.

B.Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of this Agreement or any other provisions of this Exhibit C (except Section 1.A), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Managing Member and Non-Managing Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of this Section 1.B, each Member’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit C with respect to such Fiscal Year, other than allocations pursuant to Section 1.A.

C.Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), l.704-1(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B with respect to such Fiscal Year, such Member has an Adjusted Capital Account Deficit, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for the Fiscal Year) shall be specifically allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.C is intended to constitute a “qualified income offset” under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

D.Gross Income Allocation. In the event that any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year (after taking into account allocations to be made

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under the preceding paragraphs hereof with respect to such Fiscal Year), each such Member shall be specially allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for the Fiscal Year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit.

E.Nonrecourse Deductions. Except as may otherwise be expressly provided by the Managing Member pursuant to Section 4.2 of the Agreement with respect to other classes of Units, Nonrecourse Deductions for any Fiscal Year shall be allocated only to the Members holding Class A Units in accordance with their respective Percentage Interests. If the Managing Member determines in its good faith discretion that the Company’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the Managing Member is authorized, upon notice to the Non-Managing Members, to revise the prescribed ratio for such Fiscal Year to the numerically closest ratio which would satisfy such requirements.

F.Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

G.Adjustments Pursuant to Code Section 734 and Section 743. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

2. Allocations for Tax Purposes

A.Except as otherwise provided in this Section 2, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

B.In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for U.S. federal income tax purposes among the Members as follows:

(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Members consistent with the principles of Section 704(c) of the Code to take into account the variation between the Section 704(c) Value of such property and its adjusted basis at the time of contribution (taking into account Section 2.C of this Exhibit C); and

(b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Members in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

(2) (a) In the case of an Adjusted Property, such items shall

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(i) first, be allocated among the Members in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit B;

(ii) second, in the event such property was originally a Contributed Property, be allocated among the Members in a manner consistent with Section 2.B(1) of this Exhibit C; and

(b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Members in the same manner its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

(3) all other items of income, gain, loss and deduction shall be allocated among the Members in the same manner as their correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

C.To the extent Regulations promulgated pursuant to Section 704(c) of the Code permit a Company to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the Managing Member shall have the authority to elect the method to be used by the Company and such election shall be binding on all Members.

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AmericasActive:17820717.17

I-1048

EXHIBIT D
NOTICE OF REDEMPTION

The undersigned hereby irrevocably (i) redeems Units in NexPoint Storage Partners Operating Company, LLC (the “Company”) in accordance with the terms of the Second Amended and Restated Limited Liability Company Agreement of the Company, as amended, and the Redemption Right referred to therein, (ii) surrenders such Units and all right, title and interest therein and (iii) directs that the Cash Amount or Shares Amount (as determined by the Managing Member) deliverable upon exercise of the Redemption Right be delivered to the address specified below, and if Shares are to be delivered, such Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Units, free and clear of the rights of or interests of any other person or entity, (b) has the full right, power and authority to redeem and surrender such Units as provided herein and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Second Amended and Restated Limited Liability Company Agreement of the Company.

Dated:	Name of Member:
(Signature of Member)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

IF SHARES ARE TO BE ISSUED, ISSUE TO:

Name: _________________________________

Social Security or tax identifying number: _________________________

D-1

AmericasActive:17820717.13

AmericasActive:17820717.17

I-1049

EXHIBIT E
FORM OF DRO REGISTRY

DRO AMOUNT
PART I DRO MEMBERS

PART II DRO MEMBERS

E-1

AmericasActive:17820717.13

AmericasActive:17820717.17

I-1050

EXHIBIT F
NOTICE OF ELECTION BY MEMBER TO CONVERT
LTIP UNITS INTO CLASS A UNITS

The undersigned holder of LTIP Units hereby irrevocably (i) elects to convert LTIP Units in NexPoint Storage Partners Operating Company, LLC (the “Company”) into Class A Units in accordance with the terms of the Second Amended and Restated Limited Liability Company Agreement of the Company, as amended; and (ii) directs that any cash in lieu of Class A Units that may be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP Units, free and clear of the rights or interests of any other person or entity other than the Company; (b) has the full right, power, and authority to cause the conversion of such LTIP Units as provided herein; and (c) has obtained the consent to or approval of all persons or entities, if any, having the right to consent or approve such conversion. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Second Amended and Restated Limited Liability Company Agreement of the Company.

Dated:	Name of Member:

(Signature of Member)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

F-1

AmericasActive:17820717.13

AmericasActive:17820717.17

I-1051

EXHIBIT G
NOTICE OF ELECTION BY COMPANY TO FORCE CONVERSION OF
LTIP UNITS INTO CLASS A UNITS

NexPoint Storage Partners Operating Company, LLC (the “Company”) hereby irrevocably elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Class A Units in accordance with the terms of the Limited Liability Agreement of the Company, as amended (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

Name of Holder:

Date of this Notice:

Number of LTIP Units to be Converted:

Please Print: Exact Name as Registered with Company

G-1

AmericasActive:17820717.13

AmericasActive:17820717.17

I-1052

Schedule 1.1

SAFStor Assets

Schedule 1.1-1

AmericasActive:17820717.13

AmericasActive:17820717.17

I-1053

Exhibit 10.23

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND LAWS.

CONVERTIBLE PROMISSORY NOTE

U.S. $[•] [•], 20[•]

FOR VALUE RECEIVED, NHT OPERATING PARTNERSHIP, LLC, having an address at [•] (the “Maker”), hereby promises to pay to the order of [•] (“Holder”), at its address at [•] or such other address as it may designate, the principal sum of [•] DOLLARS ($[•]), and interest from the date hereof on the balance of principal from time to time outstanding, in United States currency, at the rates and at the times hereinafter described.

1.Interest. The principal amount hereof outstanding from time to time shall bear interest until paid in full at the Note Rate. Interest at the Note Rate shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

2.Maximum Lawful Rate. It is the intent of Maker and Holder to conform to and contract in strict compliance with applicable usury law from time to time in effect. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the rate of interest taken, reserved, contracted for, charged or received under this Note and the other Loan Documents exceed the highest lawful interest rate permitted under applicable law. If Holder shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the highest lawful interest rate permitted under applicable law, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loan in the inverse order of its maturity and not to the payment of interest, or refunded to the Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of the Loan so that the amount of interest on account of such obligation does not exceed the maximum permitted by applicable law. As used in this Section, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future. of the month during which the Loan was made or most recently continued and (b) the Maturity Date.

3.Note Rate. “Note Rate” means a rate per annum equal to [•] percent ([•])%.

4.Interest Period. “Interest Period” shall mean the period beginning on the date first set forth above (the “Note Date”) and ending on the Maturity Date.

5.Payments. Borrower shall make a payment in full of principal and accrued interest on the Maturity Date.

6.Maturity Date. The indebtedness evidenced hereby shall mature on the [•] [•], 20[•]. On the Maturity Date, the entire outstanding principal balance hereof, together with accrued and unpaid interest and all other sums evidenced by this Note, shall, if not sooner paid, become due and payable.

7.Conversion.

I-1054

(a)Prior to the payment in full of this Note, the Holder may convert all or any part of the outstanding principal and accrued but unpaid interest due hereunder, and all other amounts due and payable to the Holder hereunder or in connection herewith, into Membership Interests (as defined in the Limited Liability Company Agreement of the Maker dated of even date herewith (the “Company Agreement”)) in the Maker (the “Conversion Interest”) as a capital contribution into the Holder’s Capital Account (as defined in the Company Agreement), in an amount equal to the amount so converted.

(b)The issuance of certificates, if any, for the Conversion Interests upon conversion of this Note shall be made without charge to the Holder hereof for any issuance tax in respect thereof or other cost incurred by the Maker in connection with such conversion and the related issuance of the Conversion Interests. Upon conversion of this Note, the Maker shall take all such actions as are necessary in order to insure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

(c)The Maker shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. The Maker shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Maker).

8.General Provisions.

(a)Maker agrees that the obligation evidenced by this Note is an exempt transaction under the Truth-in-Lending Act, 15 U.S.C. § 1601, et seq.

(b)This Note and all provisions hereof shall be binding upon Maker and all persons claiming under or through Maker, and shall inure to the benefit of Holder, together with its successors and assigns, including each owner and holder from time to time of this Note.

(c)Time is of the essence as to all dates set forth herein.

(d)To the fullest extent permitted by applicable law, Maker agrees that its liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Holder; and Maker consents to any indulgences and all extensions of time, renewals, waivers, or modifications that may be granted by Holder with respect to the payment or other provisions of this Note, and to any substitution, exchange or release of the collateral, or any part thereof, with or without substitution, and agrees to the addition or release of any makers, endorsers, guarantors, or sureties, all whether primarily or secondarily liable, without notice to Maker and without affecting its liability hereunder.

(e)To the fullest extent permitted by applicable Law, Maker hereby waives and renounces for itself, its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, or exemption and homestead laws now provided, or which may hereafter be provided, by the laws of the United States and of any state thereof against the enforcement and collection of the obligations evidenced by this Note.

(f)If this Note is placed in the hands of attorneys for collection or is collected through any legal proceedings, Maker promises and agrees to pay, in addition to the principal, interest and other sums due and payable hereon, all costs of collecting or attempting to collect this Note, including all reasonable attorneys’ fees and disbursements.

(g)To the fullest extent permitted by applicable law, all parties now or hereafter liable with respect to this Note, whether Maker, principal, surety, guarantor, endorsee or otherwise

2

I-1055

hereby severally waive presentment for payment, demand, notice of nonpayment or dishonor, protest and notice of protest. No failure to accelerate the indebtedness evidenced hereby, acceptance of a past due amounts following the expiration of any cure period provided by this Note, any Loan Document or applicable law, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State. Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing.

(h)Irrespective of the place of execution and/or delivery, this Note shall be governed by, and shall be construed in accordance with, the laws of the State of Texas.

[Signature page follows.]

3

I-1056

Maker has delivered this Note as of the day and year first set forth above.

MAKER:

NHT OPERATING PARTNERSHIP, LLC

By:

Name:

Title:

[Promissory Note]

I-1057

With respect to Notes held by NexPoint Diversified Real Estate Trust or its subsidiaries as of December 31, 2022:

Principal outstanding: Approximately $19.2 million

Interest rates: Ranging from 1.82% to 6.00%

Maturity dates: Ranging from May 6, 2039 to July 8, 2042

I-1058

Exhibit 10.24

CDOR Option Sub, LLC Convertible Promissory Note

[•], 20[•] $[•]

CDOR Option Sub, LLC, a Delaware limited liability company (the “Company”), hereby promises to pay to the order of [•] (the “Holder”), the principal amount of [•] ($[•]) together with interest thereon calculated in accordance with the provisions of this Convertible Promissory Note (this “Note”). All capitalized terms not defined in this Note shall have the meanings ascribed to them in that certain Indemnification Agreement, dated as of [•] [•], 20[•], by and among NHT Operating Partnership, LLC, a Delaware limited liability company, NHT REIT Merger Sub, LLC, a Delaware limited liability company, NHT Operating Partnership II, LLC, a Virginia limited liability company, NexPoint Hospitality Trust, an unincorporated open-ended real estate investment trust organized under the laws of the Province of Ontario, Canada (“NHT”), the Company, and NexPoint Advisors, L.P., a Delaware limited partnership.

1.Payment of Principal.

(a)Maturity Date. Unless this Note has been previously converted in accordance with Section 3, the entire outstanding principal balance of this Note and accrued and unpaid interest thereon shall be due and payable on [•] [•], 20[•] (the “Maturity Date”).

(b)Prepayment. The Company has the option to pre-pay the outstanding principal balance of this Note and accrued and unpaid interest thereon at any time (the date of such payment, the “Repayment Date”).

(c)Consideration. The Company may elect to pay the amounts due and owing to the Holder pursuant to Section 1(a) or (b) in either (x) cash in immediately available funds or (y) a number of trust units of NHT having a fair market value equal to such amounts.

2.Interest. Until the earlier the Maturity Date or the Repayment Date, interest shall accrue at the rate of TWO HUNDRED TWENTY FIVE basis point (2.25%) per annum on the then-outstanding principal balance of this Note, compounded annually and computed on the basis of a 365-day year and shall be payable in kind, with such interest amount added to, and made part of, the outstanding principal amount of the Note on such date.

3.Conversion.

(a)At the election of the Holder prior to the Maturity Date or the Repayment Date, effective upon the date of such election, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into Membership Interests of the Company (“Membership Interests”) with such amounts treated as a capital contribution into the Holder’s capital account as set forth in the Limited Liability Agreement of the Company, dated as of [•] [•], 20[•], as amended from time to time, in an amount equal to the amount so converted.

(b)Any conversion pursuant to Section 3(a) shall be subject to any required approval of the TSX Venture Exchange.

1

I-1059

4.Transfer Restrictions. This Note may not be sold, transferred, assigned, pledged or otherwise disposed of at any time to any Person.

5.Amendment and Waiver. Except as otherwise expressly provided herein, the provisions of this Note may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of Holder.

6.Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

7.Payments. All payments to be made to the Holder of the Note shall be made in the lawful money of the United States of America in immediately available funds.

8.Place of Payment. Payments of principal and interest shall be delivered to Holder at such address specified by Holder. If such address is changed, payments of principal and interest shall be delivered to the address specified by prior written notice by Holder to the Company.

9.Governing Law; Exclusive Venue. All questions concerning the construction, validity and interpretation of this Note will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The Company and Holder agree that any litigation arising hereunder shall be filed in and resolved exclusively in the federal or state courts located in Delaware. The Company and Holder hereby irrevocably consents to the personal jurisdiction of such courts and agree that venue shall be exclusive with such courts.

10.Waiver of Presentment; Demand and Dishonor. The Company hereby waives presentment for payment, protest, demand, notice of protest, notice of nonpayment and diligence with respect to this Note, and waives and renounces all rights to the benefits of any statute of limitations or any moratorium, appraisement, exemption, or homestead now provided or that hereafter may be provided by any federal or applicable state statute, including but not limited to exemptions provided by or allowed under the Federal Bankruptcy Code, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals, and modifications hereof.

2

I-1060

11.Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

12.Replacement. Upon receipt of evidence reasonably satisfactory to the Company of the mutilation, destruction, loss or theft of the Note and the ownership thereof; and, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall, upon the written request of Holder, execute and deliver in replacement thereof a new Note in the same form, in the same original principal amount and dated the same date as the Note so mutilated, destroyed, lost or stolen, and such Note so mutilated, destroyed, lost or stolen shall then be deemed no longer outstanding hereunder.

13.Usury Laws. It is the intention of the Company and the Holder of this Note to conform strictly to all applicable usury laws now or hereafter in force, and any interest payable under this Note shall be subject to reduction to the amount not in excess of the maximum legal amount allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction over such matters.

14.Partial Invalidity. If at any time any provision of this Note is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

15.Assignment. This Note may not be sold, offered for sale, pledged, hypothecated or otherwise encumbered, transferred or disposed of by the Holder without the prior written consent of the Company.

[Signature page follows.]

3

I-1061

IN WITNESS WHEREOF, the Company has executed and delivered this Note on the date first above written.

CDOR OPTION SUB, LLC

By: Name:

Title:

[Signature Page to Convertible Promissory Note]

I-1062

With respect to Notes held by NexPoint Diversified Real Estate Trust or its subsidiaries as of December 31, 2022:

Principal outstanding: Approximately $5.6 million

Maturity dates: Ranging from November 25, 2040 to January 25, 2041

I-1063

Exhibit 10.1

Execution Version

LOAN AGREEMENT

for a loan in the amount of

$20,000,000.00

MADE BY AND BETWEEN

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.,

NEXPOINT REAL ESTATE CAPITAL, LLC, and

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC,

300 Crescent Court, Suite 700,

Dallas, Texas 75201,

as Borrower

AND

NEXBANK,
2515 McKinney Avenue, Suite 1100,
Dallas, Texas 75201,

as Lender

Dated as of May 22, 2023

I-1064

ARTICLE I	INCORPORATION OF RECITALS AND EXHIBITS	1
1.1	Incorporation of Recitals.	1
1.2	Incorporation of Exhibits.	1
ARTICLE II	DEFINITIONS	1
2.1	Defined Terms.	1
2.2	Other Definitional Provisions.	10
ARTICLE III	BORROWER’S REPRESENTATIONS AND WARRANTIES	11
3.1	Representations and Warranties.	11
3.2	Intentionally Omitted.	14
3.3	Survival of Representations and Warranties.	14
ARTICLE IV	LOAN AND LOAN DOCUMENTS	14
4.1	Agreement to Borrow and Lend; Lender’s Obligation to Disburse.	14
4.2	Loan Documents.	16
4.3	Term of the Loan.	16
4.4	Prepayments.	17
4.5	Required Principal Payments.	17
4.6	Late Charge.	18
ARTICLE V	INTEREST	18
5.1	Interest Rate.	18
5.2	Payment Dates.	18
5.3	Maximum Lawful Rate.	18
ARTICLE VI	COSTS OF MAINTAINING LOAN	19
6.1	Increased Costs and Capital Adequacy.	19
6.2	Taxes.	20
ARTICLE VII	LOAN EXPENSE AND ADVANCES	22
7.1	Loan and Administration Expenses.	22
7.2	Lender’s Attorneys’ Fees and Disbursements.	22
7.3	Time of Payment of Fees and Expenses.	22
7.4	Expenses and Advances Secured by Loan Documents.	22
7.5	Right of Lender to Make Advances to Cure Borrower’s Defaults.	23
7.6	Origination Fee.	23
ARTICLE VIII	REQUIREMENTS PRECEDENT TO THE OPENING OF THE LOAN	23
8.1	Conditions Precedent.	23
ARTICLE IX	REQUIREMENTS PRECEDENT TO SUBSEQUENT DISBURSEMENTS OF THE LOAN	24
9.1	Conditions Precedent.	24
ARTICLE X	AFFIRMATIVE COVENANTS	25
10.1	Furnishing Information.	25
10.2	Maintenance of Insurance.	26
10.3	Payment of Taxes.	26
10.4	Lender’s Attorneys’ Fees for Enforcement of Agreement.	27
10.5	Use of Proceeds.	27
10.6	Lost Note.	27

I-1065

10.7	Indemnification.	27
10.8	Inspection of Assets; Books and Records; Discussions.	28
10.9	Swap Agreements.	28
10.10	Operating Account.	28
10.11	Maintenance of Liens.	28
ARTICLE XI	NEGATIVE COVENANTS	29
11.1	Indebtedness.	29
11.2	Liens.	29
11.3	Fundamental Changes; Disposition of Assets.	29
11.4	Intentionally Omitted.	30
11.5	Swap Agreements.	30
11.6	Restricted Payments.	30
11.7	Transactions with Affiliates.	30
11.8	Restrictive Agreements.	30
11.9	Minimum Liquidity.	30
ARTICLE XII	INSURANCE PROCEEDS	31
12.1	Intentionally Omitted.	31
ARTICLE XIII	ASSIGNMENTS BY LENDER AND BORROWER	31
13.1	Assignments and Participations.	31
13.2	Prohibition of Assignments by Borrower.	31
13.3	Successors and Assigns.	31
ARTICLE XIV	TIME OF THE ESSENCE	31
14.1	Time is of the Essence.	31
ARTICLE XV	EVENTS OF DEFAULT	31
15.1	Events of Default.	31
ARTICLE XVI	LENDER’S REMEDIES IN EVENT OF DEFAULT	34
16.1	Remedies Conferred Upon Lender.	34
16.2	Subordination.	35
ARTICLE XVII	GENERAL PROVISIONS	35
17.1	Captions.	35
17.2	Modification; Waiver.	35
17.3	Authorized Representative.	35
17.4	Governing Law.	35
17.5	Acquiescence Not to Constitute Waiver of Lender’s Requirements.	36
17.6	Disclaimer by Lender.	36
17.7	Partial Invalidity; Severability.	36
17.8	Definitions Include Amendments.	36
17.9	Execution in Counterparts.	36
17.10	Entire Agreement.	37
17.11	Waiver of Damages.	37
17.12	Claims Against Lender.	37
17.13	Jurisdiction.	37
17.14	Set‑Offs.	38
17.15	Lender’s Consent.	38
17.16	Notices.	38
17.17	Waiver of Jury Trial.	39
17.18	No Oral Agreements.	39

- ii -

I-1066

EXHIBITS TO LOAN AGREEMENT

Exhibit A Borrower’s Certificate

Exhibit B Certificate of Compliance

Exhibit C Borrowing Base Report

Exhibit D Form of Increase Amendment

SCHEDULES TO LOAN AGREEMENT

Schedule 11 Indebtedness, Liens, Restrictive Agreements

- iii -

I-1067

LOAN AGREEMENT

THIS LOAN AGREEMENT (“Agreement”) is made as of May 22, 2023 (the “Effective Date”), by and between NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (“NXDTOP”), NEXPOINT REAL ESTATE CAPITAL, LLC, a Delaware limited liability company (“NREC”), and NEXPOINT REAL ESTATE OPPORTUNITIES, LLC, a Delaware limited liability company (“NREO,” together with NXDTOP and NREC, jointly and severally, the “Borrower”), and NEXBANK, its successors and assigns (“Lender”).

W I T N E S S E T H:

RECITALS

A. Borrower has applied to Lender for a revolving credit facility in the amount of up to TWENTY MILLION DOLLARS ($20,000,000.00) (as increased or reduced pursuant to the terms of Section 4 set forth hereinbelow, the “Facility”) for working capital and other general purposes, and Lender is willing to make the loans on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I
INCORPORATION OF RECITALS AND EXHIBITS

1.1 Incorporation of Recitals.

The foregoing preambles and all other recitals set forth herein are made a part hereof by this reference.

1.2 Incorporation of Exhibits.

Exhibits A through D, to this Agreement, attached hereto are incorporated in this Agreement and expressly made a part hereof by this reference.

ARTICLE II
DEFINITIONS

2.1 Defined Terms.

The following terms as used herein shall have the following meanings:

Affiliate: With respect to a specified person or entity, any individual, partnership, corporation, limited liability company, trust, unincorporated organization, association or other entity which, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common control with such person or entity, including, without limitation, any general or limited partnership in which such person or entity is a partner.

I-1068

Agreement: As such term is defined in the Preamble.

Anti-Money Laundering and Anti-Terrorism Laws: (i) the Money Laundering Control Act of 1986, 18 U.S.C. §§1956 and 1957; (ii) the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., and the regulations promulgated thereunder; (iii) the USA Patriot Act and regulations issued pursuant to it; or (iv) any other anti-money laundering law enacted, or regulation issued by the Financial Crimes Enforcement Network of the US Department of the Treasury (FinCEN) pursuant to such law, by the United States of America subsequent to the Effective Date.

Applicable Rate: At all times prior to the Maturity Date, the “Applicable Rate” shall be Term SOFR plus 3.50% per annum. The Applicable Rate shall be adjusted on the commencement of each Interest Period, provided that the Applicable Rate for the first Interest Period shall be set on May 22, 2023.

Authorized Representative: The person appointed as the Authorized Representative pursuant to Section 17.3.

Bankruptcy Code: Title 11 of the United States Code entitled “Bankruptcy” as now or hereafter in effect, or any successor thereto or any other present or future bankruptcy or insolvency statute.

Borrower: As such term is defined in the Preamble.

Borrowing Base: at any time, an amount equal to the lesser of (i) the Loan Amount or (ii) on any date of determination, the lesser of an amount equal to (x) sixty percent (60%) of the Collateral Value, or (y), if such Collateral becomes traded on a Public Exchange, fifty percent (50%) of the fair market value of the Collateral, as determined by Lender in its reasonable discretion.

Borrowing Base Report: A report in the form of Exhibit C attached hereto detailing and certifying the Collateral assets that make up the Borrowing Base and providing the Collateral Value of the same.

Business Day: A day of the year (but not a Saturday or Sunday) on which banks are not required or authorized to close in Dallas, Texas.

Capital Lease Obligations: With respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or finance leases (but, for avoidance of doubt, not operating leases) on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

I-1069

Cash Equivalents: Any (a) securities with maturities of ninety (90) days or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof, (b) certificates of deposit and Eurodollar time deposits with maturities of ninety (90) days or less from the date of acquisition and overnight bank deposits of any commercial bank having capital and surplus in excess of $500,000,000, (c) repurchase obligations of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than seven (7) days with respect to securities issued or fully guaranteed or insured by the United States Government, (d) commercial paper of a domestic issuer rated at least A-1 or the equivalent thereof by S&P or P-1 or the equivalent thereof by Moody’s and in either case maturing within ninety (90) days after the day of acquisition, (e) securities with maturities of ninety (90) days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, (f) securities with maturities of ninety (90) days or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (b) of this definition and (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

Class A Units: As such term is defined in the Amended and Restated Limited Partnership Agreement of IQHQ, excluding any Preferred Equity.

CME: CME Group Benchmark Administration Limited.

Collateral: Collectively, all of property of Borrower in which Liens are purported to be granted pursuant to the Security Documents as security for the Loans.

Collateral Value: As of any date of determination, the product of (i) the Consolidated Book Value of Class A Units in IQHQ as of the last day of the immediately preceding fiscal quarter, divided by the total number of Class A Units in IQHQ outstanding, and (ii) the number of Class A Units in IQHQ pledged by the Borrower pursuant to the Security Documents.

Control: As such term is used with respect to any person or entity, including the correlative meanings of the terms “controlled by” and “under common control with”, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

Constituent Documents: For any entity, its constituent or organizational documents, including: (a) in the case of any partnership, joint venture, trust or other form of business entity, the partnership, joint venture, trust or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time; (b) in the case of any limited liability company, its articles or certificate of formation and its operating agreement or limited liability company agreement; and (c) in the case of a corporation, its certificate or articles of incorporation and its bylaws.

Consolidated Book Value: In respect of any Person, the total of the amounts shown on the balance sheet of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of such Person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Equity Interests of such Person plus (ii) paid-in capital, share premium or capital surplus relating to such Equity Interests plus (iii) any retained earnings or earned surplus plus (iv) any accumulated other comprehensive income, less any accumulated deficit.

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Debt Service Coverage Ratio: With respect to a Measurement Period, the ratio of (a) (i) the sum of Operating Income and Non-Cash Expenses of Guarantor less (ii) non-cash income to the extent included in Operating Income to (b) the Total Debt Service for such Measurement Period.

Debt to Equity Ratio: With respect to a Measurement Period, the ratio of (a) Total Liabilities during such period to (b) Total Shareholders’ Equity.

Default or default: Any event, circumstance or condition, which, if it were to continue uncured, would, with notice or lapse of time or both, constitute an Event of Default hereunder.

Default Rate: A rate per annum equal to five percentage points (500 basis points) in excess of the Applicable Rate, but which shall not at any time exceed the Maximum Lawful Rate.

Effective Date: As defined in the Preamble.

Environmental Laws: All applicable laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters and includes (without limitation) the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §136 et seq., the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. §6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Occupational Safety and Health Act, 29 U.S.C. §651 et seq., (to the extent the same relates to any Hazardous Materials), and the Oil Pollution Act of 1990, 33 U.S.C. §2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state and local statutes.

Environmental Liability: Any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), related in any way to any Borrower or with respect to a property owned by such Borrower or an Affiliate of Borrower directly or indirectly resulting from or based upon (a) a violation of any Environmental Law, (b) exposure to any Hazardous Materials in violation of any Environmental Law, (c) the Release or threatened Release of any Hazardous Materials into the environment in violation of any Environmental Law or (d) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

Equity Interests: Shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust, convertible debt, or other equity ownership interests in a Person (not including any preferred class of equity), and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

ERISA: The Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder from time to time.

Event of Default: As such term is defined in Article XV.

First Extended Maturity Date: May 20, 2025.

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First Extension Option: As such term is defined in Section 4.3(a).

GAAP: Generally accepted accounting principles in the United States of America.

Governmental Authority: Any federal, state, county or municipal government, or political subdivision thereof, any governmental or quasi‑governmental agency, authority, board, bureau, commission, department, instrumentality, or public body, or any court, administrative tribunal, or public utility.

Guarantee: Any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

Guarantor: NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust.

Guaranty: That certain Guaranty Agreement dated as of the date hereof, by the Guarantor for the benefit of Lender.

Gross Income: All receipts, revenues, income and other moneys received or collected by or on behalf of any Person, if any, and all rights to receive the same, whether in the form of accounts, accounts receivable, contract rights or other rights, and the proceeds of such rights, and whether now owned or held or hereafter coming into existence. Gross Income shall not include loan proceeds or equity or capital contributions.

Hazardous Materials: All materials which are defined, described or identified as hazardous or toxic materials, wastes or substances in applicable Environmental Laws; provided, that Hazardous Materials shall not include any such substances or wastes utilized or maintained at a property owned by Borrower or an Affiliate of Borrower in the ordinary course of business and in accordance with all applicable Environmental Laws.

Including or including: Including but not limited to.

Indebtedness: Without duplication, with respect to any Person (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

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Initial Maturity Date: May 21, 2024.

Interest Period: As to the first Interest Period, the period commencing on May 22, 2023 and ending June 5, 2023 and, as to each Interest Period thereafter, the period commencing on the fifth (5th) day of the immediately preceding Interest Period and ending on the date which is one (1) month after the commencement of such Interest Period, provided, however that:

(i)

if any Interest Period would otherwise be a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day; provided, however, if any Interest Period would otherwise end on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall end on the next preceding Business Day;

(ii)	any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date; and

(iii)

any Interest Period commencing on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month in which it is to end) shall end on the last Business Day of a calendar month.

Internal Revenue Code: The Internal Revenue Code of 1986, as amended from time to time.

Investment Advisor: NEXPOINT REAL ESTATE ADVISORS X, L.P., a Delaware limited partnership, together with any permitted successors and assigns.

Investment Advisory Agreement: That certain Advisory Agreement dated as of July 1, 2022, by and between Guarantor and Investment Adviser, as amended by that certain Second Amendment to Advisory Agreement dated as of April 11, 2023, as the same may be further amended, restated, modified, or amended and restated from time to time.

IQHQ: IQHQ HOLDINGS, L.P., a Delaware limited partnership.

Laws: Collectively, all federal, state and local laws, statutes, codes, ordinances, orders, rules and regulations, including judicial opinions or precedential authority in the applicable jurisdiction.

Late Charge: As such term is defined in Section 4.6.

Lender: As defined in the opening paragraph of this Agreement, and including any successor holder of the Loan from time to time.

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Lien: With respect to any asset, (a) any lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

Liquidity: With respect to any Person, all unpledged and unencumbered cash and Cash Equivalents of such Person (but for avoidance of doubt cash and Cash Equivalents pledged to the Lender shall be included in Liquidity).

Loans: Each advance made by Lender to Borrower pursuant to the terms of this Agreement.

Loan Amount: The maximum amount of the Facility as set forth in Section 4.1(a), as the same may be increased or reduced from time to time in accordance with the terms and conditions of Section 4.

Loan Documents: The collective reference to this Agreement, the documents and instruments listed in Section 4.2, and all the other documents and instruments entered into from time to time, evidencing or securing the Loan or any obligation of payment thereof or performance of Borrower’s obligations in connection with the transaction contemplated hereunder, each as amended.

Loan Opening Date: The date of the initial disbursement of proceeds of the Loan.

Material Adverse Change or material adverse change: If, in Lender’s reasonable discretion, the business prospects, operations or financial condition of a person, entity or property has changed in a manner which could impair the value of Lender’s security for the Loan, prevent timely repayment of the Loan or otherwise prevent the applicable person or entity from timely performing any of its material obligations under the Loan Documents.

Maturity Date: The Initial Maturity Date, provided, if Borrower timely satisfies the conditions to extend the term of the Loan pursuant to Section 4.3(b) or Section 4.3(c), then the Maturity Date shall be extended to the First Extended Maturity Date or Second Extended Maturity Date, as applicable.

Maximum Lawful Rate: As such term in defined in Section 5.3.

Measurement Date: As such term is defined in Section 10.13.

Measurement Period: Shall mean (i) for the test of the Debt Service Coverage Ratio and Debt to Equity Ratio as of September 30, 2023, the nine (9) consecutive calendar months ended on such Measurement Date, and (ii) for the test of the Debt Service Coverage Ratio and Debt to Equity Ratio as of December 31, 2023, and each Measurement Date thereafter through and until the Maturity Date, the twelve (12) consecutive calendar months ended on such Measurement Date.

Minimum Liquidity: As of any determination date, an amount equal to five percent (5%) of the Loan Amount on such date.

Non-Cash Expenses: For any accounting period, to the extent subtracted from Operating Income, expenses properly attributable to such period for depreciation, amortization, and other non-cash items as determined in accordance with GAAP; provided that Non-Cash Expenses shall include amortization of non-cash compensation provided to employees of the Guarantor or any of its Subsidiaries.

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Note: A promissory note, in the Loan Amount, executed by Borrower and payable to the order of Lender, evidencing the Loan.

Obligations: All present and future indebtedness, obligations, and liabilities of Borrower or Guarantor to Lender, and all renewals and extensions thereof, or any part thereof, or any part thereof, arising pursuant to the Loan Documents (including, without limitation, the indemnity provisions hereof), and all interest accruing thereon, and attorneys’ fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations, and liabilities are direct, indirect, fixed, contingent, joint, several, or joint and several.

OFAC: As defined in Section 3.1(v).

Open the Loan, Opening of the Loan or Loan Opening: The disbursement of Loan proceeds.

Operating Income: For any period, at the time of calculation, the Guarantor’s business income from operations, determined in accordance with GAAP.

Other Taxes: Any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

Person: Any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

Pledge Agreements: Those certain Unit Pledge and Security Agreements, dated as of the date hereof, executed by each Borrower for the benefit of Lender.

Preferred Equity: As applied to the Equity Interests of any Person, shall mean Equity Interests of such Person (other than common Equity Interests of such Person) of any class or classes (however designed) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Equity Interests of any other class of such Person.

Public Exchange: A national securities exchange registered under Section 6 of the Securities Exchange Act of 1934 or that is quoted on a system sponsored by a national securities association registered under Section 15 of the Securities Exchange Act.

Release: Any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the indoor or outdoor environment, or into or out of any property, in violation of applicable Environmental Laws.

Restricted Party: as defined in Section 3.1(v).

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Restricted Payment: Any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in Borrower or any option, warrant or other right to acquire any such Equity Interests in Borrower.

Second Extended Maturity Date: May 19, 2026.

Second Extension Option: As such term is defined in Section 4.3(a).

Security Documents: The Pledge Agreements, any Uniform Commercial Code financing statements required to be filed pursuant to the Pledge Agreements and all other instruments, documents and agreements delivered by or on behalf of Borrower pursuant to this Agreement or any of the other Loan Documents in order to grant to, or perfect in favor of, Lender, a Lien on the Collateral as security for the Loan.

Solvent: When used with respect to any Person, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person and its Subsidiaries on a consolidated basis will, as of the date hereof, exceed the amount of all “liabilities of such Person, contingent or otherwise”, at a fair valuation, as such quoted terms are determined in accordance with applicable federal and state laws governing determination of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person and its Subsidiaries on a consolidated basis will, as of the date hereof, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have an unreasonably small amount of capital with which to conduct its business. For purposes of this definition, (i) “debt” means liability on a “claim,” and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

Subsidiary: The “Subsidiary” of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

Swap Agreement: Any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Borrower shall be a Swap Agreement.

Taxes: Any present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

Term SOFR: The rate per annum equal to the Term SOFR Screen Rate two U.S. Government Securities Business Days prior to the commencement of such Interest Period; provided that if the rate is not published prior to 11:00 a.m. on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, for such Interest Period.

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Term SOFR Screen Rate: The 1-month SOFR term rate administrated by CME (or any successor administrator satisfactory to Lender) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by Lender from time to time).

Total Debt Service: For any Measurement Period, the aggregate of all interest and scheduled amortizing principal payments due during such Measurement Period on all Indebtedness of Guarantor on a consolidated basis with its Subsidiaries, including, without limitation, the debt service payments owed by Borrower on the Loan.

Total Liabilities: All liabilities of Guarantor in accordance with GAAP on a consolidated basis, including, without limitation, all debt, accounts payable and liabilities as reported on Guarantor’s financial statements.

Total Shareholders’ Equity: As of any date of determination, the Shareholder’s Equity as presented in accordance with GAAP on a consolidated financial statement of the Guarantor as of such date.

Transaction Parties: Borrower, Guarantor, and any other Person party to a Security Document.

Transfer: Any sale, transfer, conveyance, alienation, pledge, assignment, encumbrance hypothecation or other disposition of any direct interest in the Borrower or any interest which would result in a change of Control of Borrower, or any interest in any entity which directly or indirectly holds an interest in, or directly or indirectly controls, the Borrower.

U.S. Government Securities Business Day: Any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading United States government securities.

2.2 Other Definitional Provisions.

All accounting terms used in this Agreement or the other Security Documents shall have, unless otherwise specifically provided herein or therein, the meaning customarily given such term in accordance with GAAP, and all financial computations thereunder shall be computed, unless otherwise specifically provided therein, in accordance with GAAP consistently applied; provided, however, that all financial covenants and calculations in the Security Documents shall be made in accordance with GAAP as in effect on the Effective Date unless Borrower and Lender shall otherwise specifically agree in writing. That certain items or computations are explicitly modified by the phrase “in accordance with GAAP” shall in no way be construed to limit the foregoing. All terms defined in this Agreement shall have the same meanings when used in the Note, Deed of Trust, any other Security Documents, or any certificate or other document made or delivered pursuant hereto. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement.

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ARTICLE III
BORROWER’S REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties.

To induce Lender to execute this Agreement and perform its obligations hereunder, Borrower hereby represents and warrants to Lender as follows:

(a) Except as previously disclosed to Lender in writing, no litigation or proceedings are pending, or to the best of Borrower’s knowledge threatened in writing, against Borrower or Guarantor, which could, if adversely determined, cause a Material Adverse Change with respect to Borrower or Guarantor.

(b) NXDTOP is a duly organized and validly existing limited partnership formed pursuant to the laws of the State of Delaware and has full power and authority to execute, deliver and perform all Loan Documents to which NXDTOP is a party, and such execution, delivery and performance have been duly authorized by all requisite action on the part of NXDTOP. NREC is a duly organized and validly existing limited liability company formed pursuant to the laws of the State of Delaware and has full power and authority to execute, deliver and perform all Loan Documents to which NREC is a party, and such execution, delivery and performance have been duly authorized by all requisite action on the part of NREC. NREO is a duly organized and validly existing limited liability company formed pursuant to the laws of the State of Delaware and has full power and authority to execute, deliver and perform all Loan Documents to which NREO is a party, and such execution, delivery and performance have been duly authorized by all requisite action on the part of NREO. Each Loan Document to which Borrower is a party has been duly executed and delivered by Borrower and is the legally valid and binding obligation of Borrower, enforceable against Borrower in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

(c) Guarantor is a duly organized and validly existing Delaware statutory trust, formed pursuant to the laws of the State of Delaware.

(d) No consent, approval or authorization of or declaration, registration or filing with any Governmental Authority or nongovernmental person or entity, including any creditor, partner, or member of Borrower, is required in connection with the execution, delivery and performance of this Agreement or any of the Loan Documents other than the filing of UCC‑1 Financing Statements, except for such consents, approvals or authorizations of or declarations or filings with any Governmental Authority or non‑governmental person or entity where the failure to so obtain would not have an adverse effect on Borrower or which have been obtained as of any date on which this representation is made or remade.

(e) The execution, delivery and performance of this Agreement, the execution and payment of the Note and the granting of the security interests under the Security Documents have not constituted and will not constitute, upon the giving of notice or lapse of time or both, a breach or default under any other agreement to which Borrower or Guarantor is a party or may be bound or affected, or a violation of any Law or court order.

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(f) Borrower and Guarantor are in compliance with all laws, regulations and orders of any Governmental Authority applicable to each party or its property and all indentures, agreements and other instruments binding upon it or its property including, without limitation, Environmental Laws, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change for such party. Borrower and Guarantor have received all permits and licenses issued by any Governmental Authority as are necessary for the conduct of each such party’s business.

(g) There is no default under this Agreement or any of the other Loan Documents, nor any condition which, after notice or the passage of time or both, would constitute an Event of Default under said documents.

(h) No brokerage fees or commissions are payable by or to any person in connection with this Agreement or the Loan to be disbursed hereunder.

(i) All financial statements of the Borrower and Guarantor and other information previously furnished by Borrower to Lender in connection with the Loan are true, complete and correct in all material respects and fairly present the financial conditions of the subjects thereof as of the respective dates thereof and do not fail to state any material fact necessary to make such statements or information not materially misleading, and, to Borrower and Guarantor’s actual knowledge, no Material Adverse Change with respect to Borrower or Guarantor has occurred since the respective dates of such statements and information. Neither Borrower nor Guarantor has any material Indebtedness or other material liability, contingent or otherwise, not disclosed in such financial statements.

(j) Borrower has good title to, or valid leasehold interests in, all property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes. Except as permitted by this Agreement, all such property is free and clear of Liens.

(k) The security interest in the Collateral created by the Pledge Agreements in favor of Lender constitutes a valid, perfected and first priority security interest with respect to the Collateral that is prior and superior in right to any other Person, enforceable as such against creditors of and purchasers from Borrower. No Collateral is required to be directly pledged for the attachment or perfection of the security interest thereon.

(l) Borrower owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

(m) The execution, delivery and performance by Borrower or Guarantor of this Agreement and any other Loan Document, and the transactions contemplated hereunder and thereunder will not violate or be inconsistent with any provision of Regulation T, Regulation U or Regulation X.

(n) Intentionally Omitted.

(o) Borrower has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which Borrower has set aside on its books adequate reserves.

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(p) Borrower is not a party in interest to any plan defined or regulated under ERISA, and the assets of Borrower are not “plan assets” of any employee benefit plan covered by ERISA or Section 4975 of the Internal Revenue Code.

(q) Borrower has disclosed to Lender all material agreements, instruments and corporate or other restrictions to which it or Guarantor are subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change for any such party. No reports, financial statements, certificates or other information furnished by or on behalf of Borrower to Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(r) Neither Borrower nor Guarantor is a “foreign person” within the meaning of Section 1445 or 7701 of the Internal Revenue Code.

(s) Borrower uses no trade name other than its actual name set forth herein. The principal place of business of Borrower is as stated in Section 17.16.

(t) Borrower’s place of formation or organization is the State of Delaware.

(u) All statements set forth in the Recitals are true and correct.

(v) Neither Borrower nor Guarantor, is (and each party will not be) a person with whom Lender is restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury of the United States of America (including, those Persons named on OFAC’s Specially Designated and Blocked Persons list) or under any statute, executive order (including, the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and shall not engage in any dealings or transactions or otherwise be associated with such persons (each such person, a “Restricted Party”). In addition, Borrower hereby agrees to provide to the Lender with any additional information that the Lender deems necessary from time to time in order to ensure compliance with all applicable Laws concerning money laundering and similar activities.

(w) Intentionally omitted.

(x) To the Borrower’s actual knowledge, Borrower: (a) has not received any written notice or other written communication or otherwise learned of any Environmental Liability which would individually or in the aggregate reasonably be expected to cause a Material Adverse Change arising in connection with: (i) any non-compliance with or violation of the requirements of any Environmental Law by a Transaction Party, or any permit issued under any Environmental Law to such Transaction Party; or (ii) the Release or threatened Release of any Hazardous Material into the environment; and (b) to its actual knowledge, has threatened or actual liability in connection with the Release or threatened Release of any Hazardous Material into the environment, in each case which would individually or in the aggregate reasonably be expected to cause a Material Adverse Change.

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(y) On the Effective Date, and the date any Loan is made, immediately after giving effect to the transactions contemplated by the Loan Documents occurring on such date, each Borrower is Solvent.

(z) None of the Equity Interests constituting the Collateral are held in a third-party deposit account.

3.2 Intentionally Omitted.

3.3 Survival of Representations and Warranties.

Borrower agrees that all of the representations and warranties set forth in Section 3.1 and Section 3.2 and elsewhere in this Agreement are true as of the date hereof, will be true at the Loan Opening and, except for matters which have been disclosed by Borrower and approved by Lender in writing, at all times thereafter. Each request for a disbursement under the Loan Documents shall constitute a reaffirmation of such representations and warranties, as deemed modified in accordance with the disclosures made and approved as aforesaid, as of the date of such request. It shall be a condition precedent to the Loan Opening and each subsequent disbursement that each of said representations and warranties is true and correct as of the date of such requested disbursement. Each disbursement of Loan proceeds shall be deemed to be a reaffirmation by Borrower that each of the representations and warranties is true and correct as of the date of such disbursement. In addition, at Lender’s request, Borrower shall reaffirm such representations and warranties in writing prior to each disbursement hereunder.

ARTICLE IV

LOAN AND LOAN DOCUMENTS

4.1 Agreement to Borrow and Lend; Lender’s Obligation to Disburse.

(a) Subject to the terms, provisions and conditions of this Agreement and the other Loan Documents, Borrower agrees to borrow from Lender and Lender agrees to lend to Borrower the Loan, for the purposes and subject to all of the terms, provisions and conditions contained in this Agreement. If Lender consists of more than one party, the obligations of each such party with respect to the amount it has agreed to loan to Borrower shall be several (and not joint and several) and shall be limited to its proportionate share of the Loan and of each advance.

(b) Subject to any increase of the Loan Amount in compliance with Section 4.1 set forth hereinbelow, the maximum aggregate amount of the Loan shall not exceed TWENTY MILLION Dollars and No/100s ($20,000,000.00). Subject to such maximum amount and the terms and conditions hereof, Borrower may borrow, prepay, and re-borrow amounts under the Loan.

(c) Lender agrees, upon Borrower’s compliance with and satisfaction of all conditions precedent to the Loan Opening and provided no Material Adverse Change has occurred with respect to Borrower and no Default or Event of Default has occurred and is continuing hereunder, to Open the Loan.

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(d) After the Opening of the Loan, Borrower shall be entitled to receive further successive disbursements of the proceeds of the Loan in accordance with Article IX, within three (3) Business Days after compliance with all conditions precedent thereto, provided that (i) Borrower has complied with all conditions precedent to disbursement from time to time including the requirements of Article IX; (iii) no Material Adverse Change has occurred with respect to Borrower, Guarantor or IQHQ, and (iv) no Default or Event of Default exists hereunder or under any other Loan Document.

(e) To the extent that Lender may have acquiesced in noncompliance with any requirements precedent to the Opening of the Loan such acquiescence shall not constitute a waiver by Lender, and Lender may at any time after such acquiescence require Borrower to comply with all such requirements.

(f) Notwithstanding anything to the contrary contained in this Agreement or in the other Loan Documents, Borrower may, by written notice to Lender, request that on the terms and subject to the conditions contained in this Agreement Lender increase the Loan Amount, in minimum increments of $2,500,000.00, up to an amount not exceeding Fifty Million and No/100 Dollars ($50,000,000.00), provided that (i) no Default or Event of Default has occurred and is continuing or would occur as a result of such increase, (ii) at the time of any increase, Borrower shall provide to Lender a Certificate of Compliance certifying to Lender that Borrower is in full compliance with the financial covenants set forth in Article X of this Agreement in all material respects as well as a Borrowing Base Certificate demonstrating compliance with Section 10.15, (iii) Borrower provides Lender with all reasonably requested information with respect to the addition of any Collateral being added at the time of the increase, together with such documentation and agreements as are reasonably necessary or desirable, in Lender's reasonable judgment, to perfect a security interest in such additional Collateral in favor of Lender, and (iv) Borrower shall execute an amendment of the Loan Documents in the form attached hereto as Exhibit D. Upon Borrower’s compliance with the following conditions precedent, Lender may, in its sole discretion, approve the increase in the Loan Amount, provided that:

i.	the Certificate of Compliance delivered to Lender shall certify that such increase in the Loan Amount has been approved in accordance with the terms of Borrower’s organizational documents;

ii.	Borrower shall, for any increase, pay to Lender a commitment fee of 1% of the amount by which the Loan Amount is increased;

iii.	Borrower shall, for any increase, pay any and all other fees owed to Lender in connection therewith pursuant to a separate fee letter or otherwise agreed to by Borrower; and

iv.

Borrower shall execute and/or provide all instruments reasonably required by Lender to reflect such increase or decrease, including, without limitation, a new or amended and restated promissory note representing Lender’s commitment.

(g) Notwithstanding anything to the contrary contained in this Agreement or in the other Loan Documents, Borrower may, by written notice to Lender, request that Lender decrease the Loan Amount, in minimum increments of $2,500,000.00, provided that (i) no Default or Event of Default has occurred and is continuing or would occur as a result of such decrease, and (ii) at the time of any decrease, Borrower shall provide to Lender a Certificate of Compliance certifying to Lender that Borrower is in full compliance with the financial covenants set forth in Article X of this Agreement as well as a Borrowing Base Certificate demonstrating compliance with Section 10.15. Lender may, in its sole discretion, approve the decrease in the Loan Amount, provided that, upon such approval, Borrower shall not have the right to subsequently increase the Loan Amount pursuant to Section 4.1(f).

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4.2 Loan Documents.

Borrower agrees that it will, on or before the Loan Opening Date, execute and deliver or cause to be executed and delivered to Lender the following documents in form and substance acceptable to Lender:

(a) The Note.

(b) Each Security Document.

(c) The Guaranty.

(d) Such UCC financing statements as Lender determines are advisable or necessary to perfect or notify third parties of the security interests intended to be created by the Loan Documents.

(e) Such other documents, instruments or certificates as Lender and its counsel may reasonably require, including such documents as Lender in its sole discretion deems necessary or appropriate to effectuate the terms and conditions of this Agreement and the Loan Documents, and to comply with the Laws of the State.

4.3 Term of the Loan.

(a) All principal, interest and other sums due under the Loan Documents shall be due and payable in full on the Maturity Date. All references herein to the Maturity Date shall mean Initial Maturity Date, provided that, subject to clauses (b) and (c) below, Borrower shall have the right to extend the Maturity Date for an additional 364-day term, on no more than two (2) occasions (the “First Extension Option” and the “Second Extension Option”), thereby extending the Maturity Date to the First Extended Maturity Date and Second Extended Maturity Date, respectively.

(b) Borrower may only exercise the First Extension Option upon satisfying the following conditions:

(i)	Borrower shall have delivered to Lender written notice of such election no earlier than one hundred and twenty (120) days and no later than sixty (60) prior to the Initial Maturity Date;

(ii)

Lender shall have received Borrower’s current financial statements and a Borrowing Base Report, each certified as correct by Borrower. There must be no Material Adverse Change in Borrower’s financial condition and the outstanding principal amount of the Loan shall not exceed the Borrowing Base (provided that Borrower may, at Borrower’s discretion, make a principal payment to establish compliance with the Borrowing Base requirement);

(iii)	Such notice is accompanied by an extension fee in the amount of twenty basis points (0.2%) of the Loan Amount as of such date; and

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(iv)

the representations and warranties of the Borrower contained in the Agreement or in any other Loan Document shall be true and correct in all material respects on and as of the date on which notice is given in accordance with this subsection (b); and

(v) No Default or Event of Default exists under the Loan Documents.

(c) Borrower may only exercise the Second Extension Option upon satisfying the following conditions:

(i)	Borrower shall have delivered to Lender written notice of such election no earlier than one hundred and twenty (120) days and no later than sixty (60) prior to the First Extended Maturity Date;

(ii)

Lender shall have received Borrower’s current financial statements and a Borrowing Base Report, each certified as correct by Borrower. There must be no Material Adverse Change in Borrower’s financial condition and the outstanding principal amount of the Loan shall not exceed the Borrowing Base (provided that Borrower may, at Borrower’s discretion, make a principal payment to establish compliance with the Borrowing Base requirement);

(iii)	Such notice is accompanied by an extension fee in the amount of twenty basis points (0.2%) of the Loan Amount as of such date; and

(iv)

the representations and warranties of the Borrower contained in the Agreement or in any other Loan Document shall be true and correct in all material respects on and as of the date on which notice is given in accordance with this subsection (b); and

(v) No Default or Event of Default exists under the Loan Documents.

4.4 Prepayments.

Borrower shall have the right to make prepayments of the Loan, in whole or in part, upon not less than five (5) Business Days’ prior written notice to Lender. No prepayment of all or part of the Loan shall be permitted unless same is made together with the payment of all interest accrued on the Loan through the date of prepayment and an amount equal to and attorneys’ fees and disbursements incurred by Lender as a result of the prepayment.

4.5 Required Principal Payments.

(a) All principal shall be paid on or before the Maturity Date.

(b) If, at any time, Lender has determined in its reasonable discretion, or Borrower has actual knowledge, that the outstanding principal amount of the Loan exceeds the Borrowing Base, then Borrower shall promptly, but no later than ten (10) Business Days from receipt of notice or actual knowledge, prepay the Loan in an amount equal to the difference between the Borrowing Base and the outstanding principal amount of the Loan, as determined by Lender in its reasonable discretion.

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4.6 Late Charge.

Any and all amounts due hereunder or under the other Loan Documents which remain unpaid on the tenth (10th) day after the date said amount was due and payable shall incur a fee (the “Late Charge”) of five percent (5%) per annum of said amount, which payment shall be in addition to all of Lender’s other rights and remedies under the Loan Documents, provided that no Late Charge shall apply to the final payment of principal on the Maturity Date. Nothing in this Section shall be deemed a cure period for the purpose of determining the occurrence of an Event of Default.

ARTICLE V
INTEREST

5.1 Interest Rate.

(a) Subject to Section 5.3, the Loan will bear interest at the Applicable Rate, unless the Default Rate is applicable.

(b) Interest at the Applicable Rate (or Default Rate) shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

(c) The Loan shall bear interest at the Default Rate at any time at which an Event of Default shall exist.

5.2 Payment Dates.

Borrower shall pay interest in arrears on the fifth (5th) day of every calendar month in the amount of all interest accrued and unpaid. All payments (whether of principal or of interest) shall be deemed credited to Borrower’s account only if received by 2:00 p.m. Dallas time on a Business Day; otherwise, such payment shall be deemed received on the next Business Day.

5.3 Maximum Lawful Rate.

It is the intent of Borrower and Lender to conform to and contract in strict compliance with applicable usury law from time to time in effect. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the rate of interest taken, reserved, contacted for, charged or received under this Agreement and the other Loan Documents exceed the highest lawful interest rate permitted under applicable law (the “Maximum Lawful Rate”). If Lender shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the Maximum Lawful Rate, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loan in the inverse order of its maturity and not to the payment of interest, or refunded to Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of the Loan so that the amount of interest on account of such obligation does not exceed the Maximum Lawful Rate. As used in this Section, the term “applicable law” shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future.

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ARTICLE VI
COSTS OF MAINTAINING LOAN

6.1 Increased Costs and Capital Adequacy.

(a) Borrower recognizes that the cost to Lender of maintaining the Loan or any portion thereof may fluctuate and, Borrower agrees to pay Lender additional amounts to compensate Lender for any increase in its actual costs incurred in maintaining the Loan or any portion thereof outstanding or for the reduction of any amounts received or receivable from Borrower as a result of any change after the date hereof in any applicable Law, regulation or treaty, or in the interpretation or administration thereof, or by any domestic or foreign court, (A) changing the basis of taxation of payments under this Agreement to Lender (other than taxes imposed on all or any portion of the overall net income or receipts of Lender), or (B) imposing, modifying or applying any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, credit extended by, or any other acquisition of funds for loans by Lender (which includes the Loan or any applicable portion thereof), or (C) imposing on Lender any other condition affecting the Loan, provided that the result of the foregoing is to increase the cost to Lender of maintaining the Loan or any portion thereof or to reduce the amount of any sum received or receivable from Borrower by Lender under the Loan Documents.

(b) If the application of any Law, rule, regulation or guideline adopted or arising out of the Basle Committee on Banking Regulations and Supervisory Practices entitled “International Convergence of Capital Measurement and Capital Standards”, or the adoption after the date hereof of any other Law, rule, regulation or guideline regarding capital adequacy, or any change after the date hereof in any of the foregoing, or in the interpretation or administration thereof by any domestic or foreign Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender, with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has the effect of reducing the rate of return on Lender’s capital to a level below that which Lender would have achieved but for such application, adoption, change or compliance (taking into consideration the policies of Lender with respect to capital adequacy), then, from time to time Borrower shall pay to Lender such additional amounts as will compensate Lender for such reduction with respect to any portion of the Loan outstanding.

(c) Any amount payable by Borrower under subsection (a) or subsection (b) of this Section 6.1 shall be paid within five (5) days of receipt by Borrower of a certificate signed by an authorized officer of Lender setting forth the amount due and the basis for the determination of such amount, which statement shall be conclusive and binding upon Borrower, absent manifest error. Failure on the part of Lender to demand payment from Borrower for any such amount attributable to any particular period shall not constitute a waiver of Lender’s right to demand payment of such amount for any subsequent or prior period except as set forth under subsection (d) of this Section 6.1. Lender shall use reasonable efforts to deliver to Borrower prompt notice of any event described in subsection (a) or (b) above, of the amount of the reserve and capital adequacy payments resulting therefrom and the reasons therefor and of the basis of calculation of such amount; provided, however, that any failure by Lender to so notify Borrower shall not affect Borrower’s obligation to pay the reserve and capital adequacy payment resulting therefrom except as set forth under subsection (d) of this Section 6.1.

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(d) Borrower shall not be obligated to make any payments under this Section 6.1 to the extent that Lender has not notified the Borrower of the basis of such demand for payment by a date that is no later than 120 days after Lender incurs the cost associated with the change in applicable Law giving rise to any such payment.

6.2 Taxes.

(a) All payments made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding taxes based on (or measured by) net income or net profits and franchise taxes (imposed in lieu of net income taxes) imposed on the Lender as a result of a present or former connection between the Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or the other Loan Documents) and branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction. If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Non‑Excluded Taxes”) or Other Taxes are required to be withheld from any amounts payable to the Lender hereunder, or if the Borrower is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Non-Excluded Taxes or Other Taxes withheld or deducted, then the amounts payable under this Agreement shall, to the extent permitted by law, be increased to such amount as is necessary to yield and remit to the Lender an amount which, after deduction of all Non-Excluded Taxes and Other Taxes, equals the amount that would have been payable if no Non-Excluded Taxes or Other Taxes were applied; provided, however, that the Borrower shall not be required to increase any such amounts payable to the Lender with respect to any Non-Excluded Taxes and Other Taxes: (i) that are attributable to the Lender's failure to comply with the requirements of paragraph (d) or (e) of this Section 2.8 or (ii) that are United States withholding taxes imposed on amounts payable to the Lender at the time the Lender becomes a party to this Agreement, except to the extent that such Lender or the assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower with respect to such Non-Excluded Taxes or Other Taxes pursuant to this Section 6.2.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Lender a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure.

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(d) If the Lender (or assignee or participant) is not a “United States person” (a “Non-U.S. Lender”), then the Lender (or such assignee or participant, as applicable) shall on or about the date on which such Non-U.S. Lender becomes a party to this Agreement, deliver to the Borrower (or, in the case of a participant, to the Lender) two copies of either U.S. Internal Revenue Service Form W-8BEN, W-8BEN-E or Form W-8ECI, or, in the case of a Non‑U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a statement substantially in the form of Exhibit A hereto (modified as appropriate depending on the status of the Lender) and a Form W-8BEN, W-8BEN-E or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non‑U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement. Such forms shall be delivered by each Non‑U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any participant, on or before the date such participant purchases the related participation). In addition, each Non‑U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non‑U.S. Lender or at such time or times as reasonably requested by the Borrower. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Each Lender that is a United States person (as defined in Section 7701(a)(30) of the Code) (other than persons who are corporations or otherwise exempt from United States backup withholding tax) shall, at the time such Lender becomes a party to this Agreement or at such other time (or times) reasonably requested by the Borrower, deliver to the Borrower a properly completed and duly executed U.S. Internal Revenue Service Form W-9 or any successor form certifying that such person is exempt from United States backup withholding tax on payments made hereunder. Notwithstanding any other provision of this paragraph (d), a Non‑U.S. Lender shall not be required to deliver any form pursuant to this paragraph (d) that such Non‑U.S. Lender is not legally able to deliver.

(e) If the Lender (or participant) is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement, then the Lender shall deliver to the Borrower, at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate, provided that the Lender (or participant) is legally entitled to complete, execute and deliver such documentation and in the Lender's (or participant’s) reasonable judgment such completion, execution or submission would not materially prejudice the legal or commercial position of the Lender (or participant).

(f) If a payment made to a Lender hereunder would be subject to U.S. federal withholding tax imposed by FATCA (as defined below) if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower at the time or times prescribed by law and at such time or times reasonably requested by the Borrower such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this Section 2.8(f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(g) For purposes of this Section 6.2, “FATCA” means (a) Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable to and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code or (b) any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement treaty or convention among Governmental Authorities and implementing such Sections of the Code.

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(h) The agreements in this Section 6.2 shall survive the termination of this Agreement and the payment of the Loan Advances and all other amounts payable hereunder.

ARTICLE VII
LOAN EXPENSE AND ADVANCES

7.1 Loan and Administration Expenses.

Borrower unconditionally agrees to pay all costs and expenses incurred by Lender in connection with the Loan, including all amounts payable pursuant to Sections 7.2 and 7.3 and any and all other fees owing to Lender pursuant to the Loan Documents or any separate fee agreement, and also including, without limiting the generality of the foregoing, all recording, filing and registration fees and charges, printing and photocopying expenses, cost of certified copies of instruments, cost of premiums on surety company bonds, all travel related expenses and all costs and expenses incurred by Lender in connection with the determination of whether or not Borrower has performed the obligations undertaken by Borrower hereunder or has satisfied any conditions precedent to the obligations of Lender hereunder and, if any default or Event of Default occurs hereunder or under any of the Loan Documents or if the Loan or Note or any portion thereof is not paid in full when and as due, all such costs and expenses of Lender (including, without limitation, court costs and counsel’s fees and disbursements and fees and costs of paralegals) incurred in attempting to enforce payment of the Loan and expenses of Lender incurred (including court costs and counsel’s fees and disbursements and fees and costs of paralegals) in attempting to realize, while a default or Event of Default exists, on any security or incurred in connection with the sale or disposition (or preparation for sale or disposition) of any security for the Loan.

7.2 Lender’s Attorneys’ Fees and Disbursements.

Borrower agrees to pay Lender’s attorney fees and disbursements incurred in connection with this Loan, including (i) the preparation of this Agreement, any intercreditor agreements and the other Loan Documents and the preparation of the closing binders, (ii) the disbursement, amendment, and administration of the Loan and (iii) the enforcement of the terms of this Agreement and the other Loan Documents.

7.3 Time of Payment of Fees and Expenses.

Borrower shall pay all expenses and fees incurred as of the Loan Opening on the Loan Opening Date (unless sooner required herein). At the time of the Opening of the Loan, Lender may pay from the proceeds of the initial disbursement of the Loan all such Loan expenses and all fees payable to Lender. Lender may require the payment of outstanding fees and expenses as a condition to any disbursement of the Loan.

7.4 Expenses and Advances Secured by Loan Documents.

Any and all advances or payments made by Lender under this Article VII from time to time, and any amounts expended by Lender pursuant to Article XVI, shall, as and when advanced or incurred, constitute additional indebtedness evidenced by the Note and secured by the Security Documents and the other Loan Documents.

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7.5 Right of Lender to Make Advances to Cure Borrower’s Defaults.

In the event that Borrower fails to perform any of Borrower’s covenants, agreements or obligations contained in this Agreement or any of the other Loan Documents (after the expiration of applicable grace periods, except in the event of an emergency or other exigent circumstances), Lender may (but shall not be required to) perform any of such covenants, agreements and obligations, and any amounts expended by Lender in so doing and shall constitute additional indebtedness evidenced by the Note and secured by the Security Documents and the other Loan Documents and shall bear interest at the Default Rate.

7.6 Origination Fee.

Borrower shall pay to Lender, at the Opening of the Loan, a non-refundable origination fee in the amount of TWO HUNDRED THOUSAND and NO/100 Dollars ($200,000.00).

ARTICLE VIII

REQUIREMENTS PRECEDENT
TO THE OPENING OF THE LOAN

8.1 Conditions Precedent.

Borrower agrees that Lender’s obligation to open the Loan is conditioned upon Borrower’s delivery, performance and satisfaction of the following conditions precedent in form and substance satisfactory to Lender in its reasonable discretion:

(a) Loan Documents: The Lender shall have received copies of each of the documents set forth in Section 4.2, executed by Borrower, as the case may be, and recorded, if applicable, each in form and substance satisfactory to the Lender.

(b) Borrowing Base Report: Borrower shall have furnished to Lender a Borrowing Base Report, together with information setting forth in a format acceptable to Lender in its sole but reasonable discretion the Collateral Value.

(c) Insurance Policies: Borrower shall have furnished to Lender prior to the date of this Agreement policies or binders evidencing that insurance coverages are in effect with respect to Borrower, in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

(d) No Litigation: No litigation or proceedings shall be pending or threatened in writing which would reasonably be expected to cause a Material Adverse Change with respect to Borrower or Guarantor;

(e) Attorney Opinions: Borrower shall have furnished to Lender an opinion from counsel for Borrower covering due authorization, execution and delivery and enforceability of the Loan Documents, and creation and perfection of the security interests granted under the Loan Documents, and also containing such other legal opinions as Lender shall require, in form and substance satisfactory to Lender;

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(f) Searches: Borrower shall have furnished to Lender current bankruptcy, federal tax lien and judgment searches and searches of all Uniform Commercial Code financing statements filed in each place UCC Financing Statements are to be filed hereunder, demonstrating the absence of adverse claims;

(g) Financial Statements: Borrower shall have furnished to Lender current annual financial statements of Guarantor and such other persons or entities connected with the Loan as Lender may request, each in form and substance and certified by such individual as acceptable to Lender. Borrower shall provide such other additional financial information Lender reasonably requires;

(h) Intentionally Omitted;

(i) Intentionally Omitted;

(j) Organizational Documents: Borrower shall have furnished to Lender proof satisfactory to Lender of authority, formation, organization and good standing in the state of its incorporation or formation and, if applicable, qualification as a foreign entity in good standing in the state of its incorporation or formation, of all corporate, partnership, trust and limited liability company entities executing any Loan Documents, whether in their own name or on behalf of another entity. Borrower shall also provide certified resolutions in form and content satisfactory to Lender, authorizing execution, delivery and performance of the Loan Documents, an incumbency certificate with respect to the Borrower's officers that are authorized to sign this Agreement and the other documents to be delivered hereunder and to request Loans hereunder and such other documentation as Lender may reasonably require to evidence the authority of the persons executing the Loan Documents;

(k) No Default: There shall be no uncured Default or Event of Default by Borrower hereunder; and

(l) Additional Documents: Borrower shall have furnished to Lender such other materials, documents, papers or requirements regarding Borrower as Lender shall reasonably request.

ARTICLE IX
REQUIREMENTS PRECEDENT TO SUBSEQUENT DISBURSEMENTS OF THE LOAN

9.1 Conditions Precedent.

Borrower agrees that Lender’s obligation to make subsequent disbursements of the Loan is conditioned upon Borrower’s satisfaction of the following conditions precedent in form and substance satisfactory to Lender in its reasonable discretion.

(a) Borrower’s Certificate: Lender shall have received a fully executed and delivered Borrower’s Certificate in the form of Exhibit A attached hereto, which Borrower’s Certificate shall demonstrate, to Lender’s sole discretion, that at the time of and immediately after giving effect to such disbursement, the outstanding principal amount of the Loan will not exceed the Borrowing Base.

(b) Maximum Loan Amount: After making such disbursement, the aggregate outstanding balance of the Loan shall not exceed the Loan Amount.

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(c) Representations and Warranties: The representations and warranties of Borrower and Guarantor set forth in this Agreement shall be true and correct in all material respects on and as of the date of such disbursement.

(d) No Default or Event of Default: At the time of and immediately after giving effect to such disbursement, no Default or Event of Default shall have occurred and be continuing.

(e) Borrowing Base Report: Borrower shall have furnished to Lender a Borrowing Base Report, together with information setting forth in a format acceptable to Lender in its sole but reasonable discretion the Collateral Value.

(g) Intentionally Omitted; and

(h) Fees; Costs and Expenses: Payment of all fees, expenses and other amounts due and payable by any Borrower on or prior to the date of such Borrowing pursuant to the Loan Documents.

Each request for an advance of the Loan submitted by Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 8.1 and 8.2 have been satisfied on and as of the date of the applicable advance.

ARTICLE X
AFFIRMATIVE COVENANTS

Borrower covenants and agrees as follows:

10.1 Furnishing Information.

Borrower shall deliver or cause to be delivered to Lender:

(a) quarterly consolidated financial statements of Guarantor certified by Guarantor within sixty (60) days after the end of each fiscal quarter other than the fiscal quarter that ends on the fiscal year-end;

(b) an annual consolidated financial statement of Guarantor audited by a certified public accountant reasonably acceptable to Lender within one hundred and twenty (120) days after each fiscal year;

(c) a Borrowing Base Report, together with information setting forth in a format acceptable to Lender in its sole but reasonable discretion the Collateral Value within sixty (60) days after the end of each fiscal quarter;

(d) a duly executed Certificate of Compliance in the form of Exhibit B attached hereto (i) within sixty (60) days after the end of each fiscal quarter other than the fiscal quarter that ends on the fiscal year-end, and (ii) within one hundred and twenty (120) days for the fiscal quarter that ends on the fiscal year-end;

(e) quarterly financial statements prepared by or on behalf of IQHQ within sixty (60) days after the end of each fiscal quarter other than the fiscal quarter that ends on the fiscal year-end;

(f) annual financial statements prepared by or on behalf of IQHQ within seventy-five (75) days after each fiscal year;

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(g) at Lender’s request, (i) annual Federal Income Tax Returns with respect to Borrower and Guarantor and (ii) financial statements of Borrower;

(h) All such financial statements shall be in a format approved in writing by Lender in Lender’s reasonable sole discretion, in a format acceptable to Lender. Each financial statement and Borrowing Base Report shall be certified as true, complete and correct in all material respects by its preparer and by Borrower. Borrower shall during regular business hours permit Lender or any of its agents or representatives to have access to and examine all of its books and records reasonably necessary to confirm the Borrowing Base Report or financial health of the Borrower. If any such financial statement or other report or information described in this subsection is not delivered to Lender as provided above, Borrower shall have a five (5) business day cure period. Upon expiration of such cure period, Borrower agrees to pay a late charge to Lender in the amount of $500 per item per day.

(h) Borrower will furnish to Lender promptly (but in any event no later than five (5) Business Days thereafter) upon becoming actually aware of the existence of any condition or event which constitutes an Event of Default or a Default, a written notice specifying the nature and period of existence thereof and the action which Borrower is taking or proposes to take with respect thereto.

10.2 Maintenance of Insurance.

Borrower shall maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

10.3 Payment of Taxes.

Borrower shall pay all Taxes before the same become delinquent, provided, however, that Borrower shall have the right to pay such Tax under protest or to otherwise contest any such Tax or assessment, but only if (i) such contest has the effect of preventing the collection of such Taxes so contested and also of preventing the attachment of any Lien to any of Borrower’s property, (ii) Borrower has notified Lender of Borrower’s intent to contest such Taxes, and (iii) Borrower has deposited security in form and amount satisfactory to Lender, in its sole discretion, and has increased the amount of such security so deposited promptly after Lender’s request therefor. If Borrower fails to commence such contest or, having commenced to contest the same, and having deposited such security required by Lender for its full amount, shall thereafter fail to prosecute such contest in good faith or with due diligence, or, upon adverse conclusion of any such contest, shall fail to pay such Tax, Lender may, at its election (but shall not be required to), pay and discharge any such Tax, and any interest or penalty thereon, and any amounts so expended by Lender shall be deemed to constitute disbursements of the Loan proceeds hereunder (even if the total amount of disbursements would exceed the face amount of the Note). Borrower shall furnish to Lender evidence that Taxes are paid at least five (5) days prior to the last date for payment of such Taxes and before imposition of any penalty or accrual of interest.

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10.4 Lender’s Attorneys’ Fees for Enforcement of Agreement.

In case of any Default or Event of Default hereunder, Borrower (in addition to Lender’s attorneys’ fees, if any, to be paid pursuant to Section 7.2) will pay Lender’s attorneys’ and paralegal fees (including, without limitation, any attorney and paralegal fees and costs incurred in connection with any litigation or bankruptcy or administrative hearing and any appeals therefrom and any post-judgment enforcement action including, without limitation, supplementary proceedings) in connection with the enforcement of this Agreement; without limiting the generality of the foregoing, if at any time or times hereafter Lender employs counsel (whether or not any suit has been or shall be filed and whether or not other legal proceedings have been or shall be instituted) for advice or other representation with respect to this Agreement, or any of the other Loan Documents, or to protect, collect, lease, sell, take possession of, or liquidate any of the Collateral, or to attempt to enforce any security interest or lien in any portion of the Collateral, or to enforce any rights of Lender or Borrower’s obligations hereunder, then in any of such events all of the attorneys’ fees arising from such services, and any expenses, costs and charges relating thereto (including fees and costs of paralegals), shall constitute an additional liability owing by Borrower to Lender, payable on demand.

10.5 Use of Proceeds.

The proceeds of the Loans will be used only for the working capital, general corporate purposes. No proceeds of the Loans shall be used to purchase any securities issued by the Borrower’s Affiliates. No part of the proceeds of the Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

10.6 Lost Note.

Upon Lender’s furnishing to Borrower an affidavit to such effect, Borrower shall, if the Note is mutilated, destroyed, lost or stolen, deliver to Lender, in substitution therefor, a new note containing the same terms and conditions as the Note.

10.7 Indemnification.

BORROWER SHALL INDEMNIFY LENDER, INCLUDING EACH PARTY OWNING AN INTEREST IN THE LOAN AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND CONSULTANTS (EACH, AN “INDEMNIFIED PARTY”) AND DEFEND AND HOLD EACH INDEMNIFIED PARTY HARMLESS FROM AND AGAINST ALL CLAIMS, INJURY, DAMAGE, LOSS AND LIABILITY, COST AND EXPENSE (INCLUDING ATTORNEYS’ FEES, COSTS AND EXPENSES) OF ANY AND EVERY KIND TO ANY PERSONS OR PROPERTY BY REASON OF (I) ANY BREACH OF REPRESENTATION OR WARRANTY, DEFAULT OR EVENT OF DEFAULT UNDER THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR RELATED DOCUMENT; OR (II) ANY OTHER MATTER ARISING IN CONNECTION WITH THE LOAN OR BORROWER. BORROWER’S DUTY TO INDEMNIFY, HOLD HARMLESS, AND DEFEND THE INDEMNIFIED PARTIES AGAINST LOSSES EXTENDS TO LOSS THAT MAY BE CAUSED OR ALLEGED TO BE CAUSED IN PART BY THE NEGLIGENCE OF INDEMNITEES TO THE FULLEST EXTENT THAT SUCH INDEMNIFICATION IS PERMITTED BY APPLICABLE LAW. THE FOREGOING INDEMNIFICATION SHALL SURVIVE REPAYMENT OF THE LOAN AND SHALL CONTINUE TO BENEFIT LENDER FOLLOWING ANY ASSIGNMENT OF THE LOAN WITH RESPECT TO MATTERS ARISING OR ACCRUING PRIOR TO SUCH ASSIGNMENT.

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10.8 Inspection of Assets; Books and Records; Discussions.

Lender and its representatives shall at all times have full and free access during normal business hours on reasonable prior notice at reasonable intervals to all the books reasonably necessary to confirm the Borrowing Base Report or financial health of the Borrower, correspondence and records of Borrower relating to Borrower’s business, the Collateral, or the Loan Documents, and Lender and its representatives may examine the same, take extracts therefrom and make photocopies thereof, and Borrower agrees to render to the Lender and/or its representatives at Borrower’s cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto. To the extent documents are subject to attorney client privilege (e.g., board minutes setting forth substantive legal advice), as determined by Borrower’s external legal counsel in its good faith and reasonable discretion, Borrower reserves the right to redact such documents or information.

10.9 Swap Agreements.

If Borrower enters into a Swap Agreement permitted under Section 10.5, then Borrower shall cause the counterparty to the Swap Agreement to enter into an assignment of such Swap Agreement in favor of Lender and acceptable to Lender in its sole but reasonable discretion. Borrower hereby grants to Lender a security interest in all Swap Agreements, present or future, to secure the Indebtedness.

10.10 Operating Account.

The Borrower shall maintain their deposits and operating accounts with Lender.

10.11 Maintenance of Liens.

The Borrower shall perform all such acts and execute all such documents as Lender may reasonably request in order to enable Lender to file and record every instrument that Lender may deem necessary in order to perfect and maintain Lender’s first priority security interests in (and Liens on) the Collateral and otherwise to preserve and protect the rights of Lender in respect of such first priority security interests and Liens.

10.12 REIT Status.

The Guarantor shall perform all such acts to maintain its status as a Real Estate Investment Trust, as defined in the Internal Revenue Code Section 856.

10.13 Debt Service Coverage Ratio.

Beginning on September 30, 2023, and on the last day of each fiscal quarter thereafter (each, a “Measurement Date”) through and including the Measurement Date on June 30, 2024, Guarantor shall have a Debt Service Coverage Ratio of no less than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date. Beginning on September 30, 2024, and on each Measurement Date thereafter through and including the Maturity Date, Guarantor shall have a Debt Service Coverage Ratio of no less than 1.15:1.00 for the applicable Measurement Period ending on such Measurement Date.

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10.14 Debt to Equity Ratio.

Beginning on September 30, 2023, and on each Measurement Date thereafter, Guarantor shall have a Debt to Equity Ratio of no less than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date.

10.15 Borrowing Base

The outstanding principal amount of the Loan shall not exceed the Borrowing Base at any time while the Loan is outstanding.

ARTICLE XI
NEGATIVE COVENANTS

Borrower covenants and agrees as follows:

11.1 Indebtedness.

Borrower will not create, incur, assume or permit to exist any Indebtedness, except:

(a) Indebtedness created hereunder;

(b) Indebtedness existing on the date hereof and set forth in Schedule 11, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; and

(c) other unsecured Indebtedness in an aggregate principal amount not exceeding $50,000 at any time outstanding.

11.2 Liens.

Borrower will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except any Lien on any property or asset of Borrower existing on the date hereof and set forth in Schedule 11; provided that (i) such Lien shall not apply to any other property or asset of Borrower and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof.

11.3 Fundamental Changes; Disposition of Assets.

Borrower and Guarantor will not without the consent of Lender (a) merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or any substantial part of its assets (except that Borrower may sell its assets in the ordinary course of business as described in the Constituent Documents), or liquidate or dissolve, or (b) engage to any material extent in any business other than businesses of the type conducted by Borrower or Guarantor on the Effective Date and businesses reasonably related thereto.

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11.4 Intentionally Omitted.

11.5 Swap Agreements.

Borrower will not enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which Borrower has actual exposure, and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of Borrower and (c) Swap Agreements entered into as part of the Borrowers investment process.

11.6 Restricted Payments.

Except for any payments and declarations that are required to be made pursuant to the rules and regulations of Governmental Authorities to which the Borrower is subject, Borrower will not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment unless Lender provides its prior written consent.

11.7 Transactions with Affiliates.

Borrower will not sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to Borrower than could be obtained on an arm’s-length basis from unrelated third parties, and (b) any Restricted Payment permitted by Section 11.6.

11.8 Restrictive Agreements.

Borrower will not, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of Borrower to create, incur or permit to exist any Lien upon any of its property or assets; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by Law or by this Agreement, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 11 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), and (iii) the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness.

11.9 Minimum Liquidity.

At the end of each fiscal quarter, Guarantor shall have a Liquidity of no less than the Minimum Liquidity.

11.10 IQHQ.

Borrower will not consent to an action under the terms of the agreements by which Borrower owns the Collateral if such action would materially and negatively affect the Lender’s ability to enforce its security interest in the Collateral.

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ARTICLE XII

INSURANCE PROCEEDS

12.1 Intentionally Omitted.

ARTICLE XIII
ASSIGNMENTS BY LENDER AND BORROWER

13.1 Assignments and Participations.

Lender may from time to time assign the Loans and the Loan Documents (or any interest therein) and may grant participations in the Loan. Borrower agrees to cooperate with Lender’s efforts to do any of the foregoing and to execute all documents reasonably required by Lender in connection therewith which do not adversely affect Borrower’s rights under the Loan Documents.

13.2 Prohibition of Assignments by Borrower.

Borrower shall not assign or attempt to assign its rights under this Agreement and any purported assignment shall be void. Borrower shall not permit the Transfer of any direct or indirect interest in Borrower.

13.3 Successors and Assigns.

Subject to the foregoing restrictions on transfer and assignment contained in this Article XIII, this Agreement shall inure to the benefit of and shall be binding on the parties hereto and their respective successors and permitted assigns.

ARTICLE XIV
TIME OF THE ESSENCE

14.1 Time is of the Essence.

Borrower agrees that time is of the essence under this Agreement.

ARTICLE XV
EVENTS OF DEFAULT

15.1 Events of Default.

The occurrence of any one or more of the following shall constitute an “Event of Default” as said term is used herein:

(a) Any Borrower shall fail to pay when due: (i) any principal of the Obligations; or (ii) any interest on the Obligations or (iii) any fee, expense, or other payment required hereunder or under any other Loan Document, and such failure under the foregoing clause (ii) continues for three (3) Business Days thereafter; or for clause (iii) for a period of ten (10) days after written notice from Lender that the same is due and payable continues.

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(b) Failure of Borrower to observe or perform any of the other covenants or conditions by Borrower to be performed under the terms of this Agreement or any other Loan Document for a period of thirty (30) days after written notice from Lender, to observe or perform any non-monetary covenant or condition contained in this Agreement or any other Loan Documents; provided that if any such failure concerning a non-monetary covenant or condition is susceptible to cure and cannot reasonably be cured within said thirty (30) day period, then Borrower shall have an additional sixty (60) day period to cure such failure and no Event of Default shall be deemed to exist hereunder so long as Borrower commences such cure within the initial thirty (30) day period and diligently and in good faith pursues such cure to completion within such resulting ninety (90) day period from the date of Lender’s notice; and provided further that if a different notice or grace period is specified under any other subsection of this Section 15.1 with respect to a particular breach, or if another subsection of this Section 15.1 applies to a particular breach and does not expressly provide for a notice or grace period the specific provision shall control.

(c) Any assignment in violation of Section 13.2.

(d) If any warranty, representation, statement, report or certificate made now or hereafter by Borrower is untrue or incorrect at the time made or delivered, provided that if such breach is reasonably susceptible of cure and does not create a Material Adverse Change, then no Event of Default shall exist so long as Borrower cures said breach (i) within the notice and cure period provided in (a) above for a breach that can be cured by the payment of money, or (ii) within the notice and cure period provided in (b) above for any other breach.

(e) Borrower, Guarantor or IQHQ shall commence a voluntary case under the Bankruptcy Code; or an involuntary proceeding is commenced against Borrower, Guarantor or IQHQ under the Bankruptcy Code and relief is ordered against Borrower, Guarantor or IQHQ, or the petition is controverted but not dismissed or stayed within sixty (60) days after the commencement of the case, or a custodian (as defined in the Bankruptcy Code) is appointed for or takes charge of all or substantially all of the property of Borrower, Guarantor or IQHQ; or Borrower, Guarantor or IQHQ commences any other proceedings under any reorganization, arrangement, readjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar Law of any jurisdiction whether now or hereafter in effect relating to Borrower, Guarantor or IQHQ; or there is commenced against Borrower, Guarantor or IQHQ any such proceeding which remains undismissed or unstayed for a period of sixty (60) days; or Borrower, Guarantor or IQHQ fails to controvert in a timely manner any such case under the Bankruptcy Code or any such proceeding, or any order of relief or other order approving any such case or proceeding is entered; or Borrower, Guarantor or IQHQ by any act or failure to act indicates its consent to, approval of, or acquiescence in any such case or proceeding or the appointment of any custodian or the like of or for it for any substantial part of its property or suffers any such appointment to continue undischarged or unstayed for a period of sixty (60) days.

(f) Borrower, Guarantor or IQHQ shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall consent to the appointment of a receiver or trustee or liquidator of all of its property or the major part thereof or if all or a substantial part of the assets of Borrower, Guarantor or IQHQ are attached, seized, subjected to a writ or distress warrant, or are levied upon, or come into the possession of any receiver, trustee, custodian or assignee for the benefit of creditors.

(g) One or more final, non-appealable judgments are entered (i) against Borrower in amounts aggregating in excess of $250,000.00 or (ii) against Guarantor in amounts aggregating in excess of $2,500,000.00, and said judgments are not stayed or bonded over within thirty (30) days after entry.

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(h) If Borrower shall fail to pay any debt owed by it or is in default under any other agreement with Lender or any other party (other than a failure or default for which Borrower’s maximum liability does not exceed $250,000.00 and Guarantor’s maximum liability does not exceed $1,000,000.00) and such failure or default continues after any applicable grace period specified in the instrument or agreement relating thereto.

(i) If a Material Adverse Change occurs with respect to Borrower, Guarantor or the Collateral.

(j) Any of the Loan Documents executed by Borrower shall cease, in whole or in material part, to be legal, valid, and binding agreements enforceable against such Borrower in accordance with the terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide the respective first priority liens, security interest, rights, titles, interest, remedies, powers, or privileges intended to be created thereby (subject to Liens permitted hereunder), or any of the same shall be asserted in writing by any Borrower. The failure at any time of a security interest created under any Security Document to be a valid first lien upon the Collateral described therein.

(k) Failure of Borrower to comply with Sections 3.1(k), 4.5(b), 10.12, 10.15, or 11.10.

(l) Failure of Borrower to comply with Section 10.1, provided that if such breach does not create a Material Adverse Change, then no Event of Default shall exist so long as Borrower cures said breach within thirty (30) days following written notice of such breach from Lender.

(m) Failure of Borrower to comply with Section 11.9, provided that if such breach does not create a Material Adverse Change, then no Event of Default shall exist so long as Borrower cures said breach within thirty (30) days following the occurrence of such breach.

(n) Failure of Borrower to comply with Section 10.13 or 10.14, provided that if such breach does not create a Material Adverse Change, then no Event of Default shall exist if Borrower makes a payment to Lender, which, if applied to the outstanding principal balance of the loan, is sufficient to maintain compliance with Section 10.13, or 10.14, as applicable, within thirty (30) days following the occurrence of such breach.

(o) The occurrence of any other event or circumstance denominated as an event of default in this Agreement or under any of the other Loan Documents and the expiration of any applicable grace or cure periods, if any, specified for such Event of Default herein or therein, as the case may be.

(p) Intentionally Omitted.

(q) Borrower or Guarantor or any officer, director or senior employee of such entity is subject to an investigation or proceeding by any governmental, regulatory or self-regulatory authority for reasons of any alleged wrongdoing, breach of any rule or regulation, which could reasonably be expected to result in a Material Adverse Change.

(r) The sequestration or attachment of (or any levy or execution upon) any portion of the Collateral, which sequestration, attachment, levy or execution is not released, expunged or dismissed within thirty (30) days from such event.

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ARTICLE XVI
LENDER’S REMEDIES IN EVENT OF DEFAULT

16.1 Remedies Conferred Upon Lender.

Upon the occurrence of any Event of Default, Lender may pursue any one or more of the following remedies concurrently or successively, it being the intent hereof that none of such remedies shall be to the exclusion of any other:

(a) Enforce any Liens or security interests under the Security Documents;

(b) suspend the Facility until such Event of Default is cured;

(c) terminate the Facility hereunder;

(d) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable , whereupon the same shall forthwith become due and payable without presentment, demand, protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind all of which each Borrower hereby expressly waives, anything contained herein or in any other Loan Document to the contrary notwithstanding;

(e) have the irrevocable power of attorney to act on behalf of the Borrower as shall be deemed necessary by Lender or advisable to protect the security interests and liens in the Collateral or obtain repayment of the Obligations and enforce any Liens or security interests under the Security Documents;

(f) Intentionally omitted;

(g) use and apply any monies or letters of credit deposited by Borrower with Lender, regardless of the purposes for which the same was deposited, to cure any such default or to apply on account of any indebtedness under this Agreement which is due and owing to Lender; and

(h) Exercise or pursue any other remedy or cause of action permitted under this Agreement or any other Loan Documents, or conferred upon Lender by operation of Law.

Notwithstanding the foregoing, upon the occurrence of any Event of Default under Section 15.1(d) or (e) with respect to Borrower, the obligation of Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Lender, and without presentment, demand, protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind, all of which each Borrower hereby expressly waives.

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16.2 Subordination.

If an Event of Default has occurred and is continuing, Guarantor shall not make any payments or advances of any kind, directly or indirectly, on any debts and liabilities to Investment Advisor whether now existing or hereafter arising and whether direct, indirect, several, joint and several, or otherwise, and howsoever evidenced or created (collectively, the “Other Claims”), including, but not limited to, the fees payable to Investment Advisor pursuant to the terms of the Investment Advisory Agreement. All Other Claims, together with all Liens on assets securing the payment of all or any portion of the Other Claims, shall at all times during the continuance of an Event of Default be subordinated to and junior in right and in payment to the Obligations and all Liens on assets securing all or any portion of the Obligations. Each Borrower agrees to take such actions as necessary to provide for such subordination between Guarantor and Investment Advisor, inter se, including but not limited to provisions for such subordination in the documents evidencing the Other Claims.

16.3 Distributions.

If any Event of Default has occurred and is continuing, Guarantor shall not make any distributions of any kind except for any distributions required to maintain its status as a Real Estate Investment Trust, as defined in the Internal Revenue Code Section 856.

ARTICLE XVII
GENERAL PROVISIONS

17.1 Captions.

The captions and headings of various Articles, Sections and subsections of this Agreement and Schedules and Exhibits pertaining hereto are for convenience only and are not to be considered as defining or limiting in any way the scope or intent of the provisions hereof.

17.2 Modification; Waiver.

No modification, waiver, amendment or discharge of this Agreement or any other Loan Document shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment or discharge is sought.

17.3 Authorized Representative.

Borrower hereby appoints Matt McGraner as its Authorized Representative for purposes of dealing with Lender on behalf of Borrower in respect of any and all matters in connection with this Agreement, the other Loan Documents, and the Loan. The Authorized Representative shall have the power, in his discretion, to give and receive all notices, monies, approvals, and other documents and instruments, and to take any other action on behalf of Borrower. All actions by the Authorized Representative shall be final and binding on Borrower. Lender may rely on the authority given to the Authorized Representative until actual receipt by Lender of a duly authorized resolution substituting a different person as the Authorized Representative or Authorized Representatives provided, no more than two persons shall serve as Authorized Representatives at any given time.

17.4 Governing Law.

Irrespective of the place of execution and/or delivery, this Agreement shall be governed by, and shall be construed in accordance with, the laws of the State of Texas. To the extent that Chapter 303 of the Texas Finance Code is relevant for the purpose of determining the maximum lawful rate applicable to Lender, Lender shall determine the applicable rate ceiling under such Chapter by the weekly ceiling from time to time in effect; Chapter 346 of the Texas Finance Code does not apply to the Borrower’s obligations hereunder.

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17.5 Acquiescence Not to Constitute Waiver of Lender’s Requirements.

Each and every covenant and condition for the benefit of Lender contained in this Agreement may be waived by Lender, provided, however, that to the extent that Lender may have acquiesced in any noncompliance with any conditions precedent to the Opening of the Loan or to any subsequent disbursement of Loan proceeds, such acquiescence shall not be deemed to constitute a waiver by Lender of such requirements with respect to any future disbursements of Loan proceeds.

17.6 Disclaimer by Lender.

This Agreement is made for the sole benefit of Borrower and Lender, and no other person or persons shall have any benefits, rights or remedies under or by reason of this Agreement, or by reason of any actions taken by Lender pursuant to this Agreement. Lender shall not be liable for any debts or claims accruing in favor of any such parties against Borrower or others. Lender, by making the Loan or taking any action pursuant to any of the Loan Documents, shall not be deemed a partner or a joint venturer with Borrower or fiduciary of Borrower. No payment of funds directly to a contractor or subcontractor or provider of services shall be deemed to create any third‑party beneficiary status or recognition of same by the Lender.

17.7 Partial Invalidity; Severability.

If any of the provisions of this Agreement, or the application thereof to any person, party or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such provision or provisions to persons, parties or circumstances other than those as to whom or which it is held invalid or unenforceable, shall not be affected thereby, and every provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law.

17.8 Definitions Include Amendments.

Definitions contained in this Agreement which identify documents, including, but not limited to, the Loan Documents, shall be deemed to include all amendments and supplements to such documents from the date hereof, and all future amendments, modifications, and supplements thereto entered into from time to time to satisfy the requirements of this Agreement or otherwise with the consent of Lender. Reference to this Agreement contained in any of the foregoing documents shall be deemed to include all amendments and supplements to this Agreement.

17.9 Execution in Counterparts.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by DocuSign, facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

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17.10 Entire Agreement.

This Agreement, taken together with all of the other Loan Documents and all certificates and other documents delivered by Borrower to Lender, embody the entire agreement and supersede all prior agreements, written or oral, relating to the subject matter hereof.

17.11 Waiver of Damages.

In no event shall Lender be liable to Borrower for punitive, exemplary or consequential damages, including, without limitation, lost profits, whatever the nature of a breach by Lender of its obligations under this Agreement or any of the Loan Documents, and Borrower waives all claims for punitive, exemplary or consequential damages.

17.12 Claims Against Lender.

Lender shall not be in default under this Agreement, or under any other Loan Documents, unless a written notice specifically setting forth the claim of Borrower shall have been given to Lender within three (3) months after Borrower first had knowledge of the occurrence of the event which Borrower alleges gave rise to such claim and Lender does not remedy or cure the default, if any there be, promptly thereafter. Borrower waives any claim, set‑off or defense against Lender arising by reason of any alleged default by Lender as to which Borrower does not give such notice timely as aforesaid. Borrower acknowledges that such waiver is or may be essential to Lender’s ability to enforce its remedies without delay and that such waiver therefore constitutes a substantial part of the bargain between Lender and Borrower with regard to the Loans.

17.13 Jurisdiction.

TO THE GREATEST EXTENT PERMITTED BY LAW, BORROWER HEREBY WAIVES ANY AND ALL RIGHTS TO REQUIRE MARSHALLING OF ASSETS BY LENDER. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THIS AGREEMENT (EACH, A “PROCEEDING”), BORROWER IRREVOCABLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS HAVING JURISDICTION IN THE CITY OF DALLAS, COUNTY OF DALLAS AND STATE OF TEXAS, AND (B) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT ANY PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDING, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. NOTHING IN THIS AGREEMENT SHALL PRECLUDE LENDER FROM BRINGING A PROCEEDING IN ANY OTHER JURISDICTION NOR WILL THE BRINGING OF A PROCEEDING IN ANY ONE OR MORE JURISDICTIONS PRECLUDE THE BRINGING OF A PROCEEDING IN ANY OTHER JURISDICTION. BORROWER FURTHER AGREES AND CONSENTS THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY PROCEEDING IN ANY TEXAS STATE OR UNITED STATES COURT SITTING IN THE CITY OF DALLAS AND COUNTY OF DALLAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO BORROWER AT THE ADDRESS INDICATED BELOW, AND SERVICE SO MADE SHALL BE COMPLETE UPON RECEIPT; EXCEPT THAT IF BORROWER SHALL REFUSE TO ACCEPT DELIVERY, SERVICE SHALL BE DEEMED COMPLETE FIVE (5) DAYS AFTER THE SAME SHALL HAVE BEEN SO MAILED.

I-1104

17.14 Set‑Offs.

After the occurrence and during the continuance of an Event of Default, Borrower hereby irrevocably authorizes and directs Lender from time to time to charge Borrower’s accounts and deposits with Lender (or its Affiliates), and to pay over to Lender an amount equal to any amounts from time to time due and payable to Lender hereunder, under the Agreement, Note or under any other Loan Document. Borrower hereby grants to Lender a security interest in and to all such accounts and deposits maintained by Borrower with Lender (or its Affiliates).

17.15 Lender’s Consent.

Wherever in this Agreement there is a requirement for Lender’s consent and/or a document to be provided or an action taken “to the satisfaction of Lender”, it is understood by such phrase that, except as expressly modified herein, Lender shall exercise its consent, right or judgment in its sole discretion.

17.16 Notices.

Any notice, demand, request or other communication which any party hereto may be required or may desire to give hereunder shall be in writing and shall be deemed to have been properly given (a) if hand delivered, when delivered; (b) if mailed by United States Certified Mail (postage prepaid, return receipt requested), three (3) Business Days after mailing (c) if by Federal Express or other reliable overnight courier service, on the next Business Day after delivered to such courier service or (d) if by telecopier on the day of transmission so long as copy is sent on the same day by overnight courier as set forth below:

If to Borrower:

NexPoint Diversified Real Estate Trust Operating Partnership, L.P.
300 Crescent Court, Suite 700

Dallas, Texas 75201

Attn: Brian Mitts

Email: bmitts@nexpoint.com

NexPoint Real Estate Capital, LLC
300 Crescent Court, Suite 700

Dallas, Texas 75201

Attn: Brian Mitts

Email: bmitts@nexpoint.com

NexPoint Real Estate Opportunities, LLC
300 Crescent Court, Suite 700

Dallas, Texas 75201

Attn: Brian Mitts

Email: bmitts@nexpoint.com

I-1105

With a copy to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Attn: Andy White

Email: awhite@winston.com

If to Lender:

NexBank
2515 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Attention: Mike Mendelow; Jeff Kocher
Telephone: 214-234-7283; 214-934-4722
Email: mike.mendelow@nexbank.com; jeff.kocher@nexbank.com

With a copy to:

Wick Phillips Gould & Martin, LLP
3131 McKinney Avenue, Suite 500
Dallas, Texas 75204
Attention: Isaac Brown
Telephone: 214-740-4037
Facsimile: 214-692-6255
Email: Isaac.brown@wickphillips.com

or at such other address as the party to be served with notice may have furnished in writing to the party seeking or desiring to serve notice as a place for the service of notice.

17.17 Waiver of Jury Trial.

BORROWER AND LENDER EACH WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS OR RELATING THERETO OR ARISING FROM THE LENDING RELATIONSHIP WHICH IS THE SUBJECT OF THIS AGREEMENT AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

17.18 No Oral Agreements.

THIS WRITTEN AGREEMENT (INCLUDING THE EXHIBITS AND SCHEDULES HERETO), AND THE OTHER RELATED DOCUMENTS CONSTITUTE A “LOAN AGREEMENT” AS DEFINED IN SECTION 26.02(a) OF THE TEXAS BUSINESS AND COMMERCE CODE, AND REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any party other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows.]

I-1106

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

BORROWER:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P., a Delaware limited partnership

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE CAPITAL, LLC, a Delaware limited liability company

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC, a Delaware limited liability company

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Authorized Signatory

[Loan Agreement]

I-1107

LENDER:

NEXBANK

By:	/s/ Jeff Kocher
Name:	Jeff Kocher
Title:	Vice President

[Loan Agreement]

I-1108

EXHIBIT A

Borrower’s Certificate

A-1

I-1109

EXHIBIT B

Certificate of Compliance

B-1

I-1110

EXHIBIT C

Borrowing Base Report

C-1

I-1111

EXHIBIT D

Form of Increase Amendment

D-1

I-1112

SCHEDULE 11

Indebtedness, Liens, Restrictive Agreements

Sch. 11

I-1113

Exhibit 10.2

Execution Version

GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT (this “Guaranty”) is dated as of May 22, 2023, and is made and entered into by NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust (the “Guarantor”), for the benefit of NEXBANK (“Lender”).

The Guarantor is entering into this Guaranty as a material inducement to and in consideration of the agreement by Lender to accept the terms of (i) that certain Loan Agreement by and between NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (“NXDTOP”), NEXPOINT REAL ESTATE CAPITAL, LLC, a Delaware limited liability company (“NREC”), and NEXPOINT REAL ESTATE OPPORTUNITIES, LLC, a Delaware limited liability company (“NREO,” jointly and severally with NXDTOP and NREC, the “Debtor”), and Lender, dated as of the date hereof (as amended, modified, or extended from time to time, the “Loan Agreement”), and (ii) the Loan Documents (as defined in the Loan Agreement) (collectively, as amended, modified, or extended from time to time, the “Loan Documents”). Capitalized terms used herein and not defined herein shall have the meanings given thereto in the Loan Agreement.

Guarantor absolutely and unconditionally guarantees full and punctual payment and satisfaction of all Indebtedness (hereinafter defined) of Debtor to Lender, including, without limitation, the Indebtedness required to be paid by Debtor in accordance with the terms of the Loan Documents whenever the same shall become due and payable, and the performance and discharge of all Debtor’s obligations under the Loan Documents. This is a guaranty of payment and performance and not of collection, so Lender can enforce this Guaranty against Guarantor even when Lender has not exhausted Lender’s remedies against anyone else obligated to pay the Indebtedness or against any collateral securing the Indebtedness, this Guaranty or any other guaranty of the Indebtedness. After the occurrence of an Event of Default, Guarantor will make any payments to Lender or its order, on demand, in legal tender of the United States of America, in same-day funds, without set-off or deduction or counterclaim, and will otherwise perform Debtor’s obligations under the Loan Documents. Under this Guaranty, except as otherwise provided herein, Guarantor’s liability is unlimited and Guarantor’s obligations are continuing.

The word “Indebtedness” as used in this Guaranty means all of the principal amount outstanding from time to time and at any one or more times, accrued unpaid interest thereon and all collection costs and legal expenses related thereto permitted by law, Lender’s reasonable attorneys’ fees, arising from any and all debts, liabilities and obligations of every nature or form, now existing or hereafter arising or acquired, that Debtor individually or collectively or interchangeably with others, owes or will owe Lender. “Indebtedness” includes, without limitation, loans, advances, debts, overdraft indebtedness, credit card indebtedness, lease obligations, liabilities and obligations under any interest rate protection agreements or foreign currency exchange agreements or commodity price protection agreements, other obligations, and liabilities of Debtor, and any present or future judgments against Debtor, future advances, loans or transactions that renew, extend, modify, refinance, consolidate or substitute these debts, liabilities and obligations whether: voluntary or involuntarily incurred; due or to become due by their terms or acceleration; absolute or contingent; liquidated or un-liquidated; determined or undetermined; direct or indirect; primary or secondary in nature or arising from a guaranty or surety; secured or unsecured; joint or several or joint and several; evidenced by a negotiable or non-negotiable instrument or writing; originated by Lender or another or others; barred or unenforceable against Debtor for any reason whatsoever; for any transactions that may be voidable for any reason (such as infancy, insanity, ultra vires or otherwise); and originated then reduced or extinguished and then afterwards increased or reinstated. If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, Lender’s rights under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. Guarantor’s liability will be Guarantor’s aggregate liability under the terms of this Guaranty and any such other un-terminated guaranties.

I-1114

THIS IS A “CONTINUING GUARANTY” UNDER WHICH GUARANTOR AGREES TO GUARANTEE THE FULL AND PUNCTUAL PAYMENT, PERFORMANCE AND SATISFACTION OF THE INDEBTEDNESS OF BORROWER TO LENDER, NOW EXISTING OR HEREAFTER ARISING OR ACQUIRED, ON AN OPEN AND CONTINUING BASIS. ACCORDINGLY, ANY PAYMENTS MADE ON THE INDEBTEDNESS WILL NOT DISCHARGE OR DIMINISH GUARANTOR'S OBLIGATIONS AND LIABILITY UNDER THIS GUARANTY FOR ANY REMAINING AND SUCCEEDING INDEBTEDNESS EVEN WHEN ALL OR PART OF THE OUTSTANDING INDEBTEDNESS MAY BE A ZERO BALANCE FROM TIME TO TIME.

This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Debtor, and will continue in full force until all the Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all of Guarantor’s other obligations under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor’s written notice of revocation must be delivered to Lender, in accordance with the notice provision of this Guaranty. Written revocation of this Guaranty will apply only to new Indebtedness created after actual receipt by Lender of Guarantor’s written revocation and Lender’s written acknowledgment of receipt. For this purpose and without limitation, the term “new Indebtedness” does not include the Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. For this purpose and without limitation, “new Indebtedness” does not include all or part of the Indebtedness that is: incurred by Borrower prior to revocation; incurred under a commitment that became binding before revocation; any renewals, extensions, substitutions, and modifications of the Indebtedness. This Guaranty shall bind Guarantor’s estate as to the Indebtedness created both before and after Guarantor’s death or incapacity, regardless of Lender’s actual notice of Guarantor's death. Subject to the foregoing, Guarantor’s executor or administrator or other legal representative may terminate this Guaranty in the same manner in which Guarantor might have terminated it and with the same effect. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation Lender receives from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. It is anticipated that fluctuations may occur in the aggregate amount of the Indebtedness covered by this Guaranty, and Guarantor specifically acknowledges and agrees that reductions in the amount of the Indebtedness, even to zero dollars ($0.00), shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor’s heirs, successors and assigns so long as any of the Indebtedness remains unpaid and even though the Indebtedness may from time to time be zero dollars ($0.00).

2

I-1115

Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening or otherwise affecting Guarantor’s liability under this Guaranty, from time to time: (A) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Debtor, to lease equipment or other goods to Debtor, or otherwise to extend additional credit to Debtor; (B) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (C) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (D) to release, substitute, agree not to sue, or deal with any one or more of Debtor’s sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (E) to determine how, when and what application of payments and credits shall be made on the Indebtedness; (F) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (G) to sell, transfer, assign or grant participations in all or any part of the Indebtedness; and (H) to assign or transfer this Guaranty in whole or in part.

Guarantor represents and warrants to, and covenants with, Lender that (A) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (B) this Guaranty is executed at Debtor’s request and not at the request of Lender, (C) Guarantor has full power, right and authority to enter into this Guaranty; (D) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor, (E) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor’s assets, or any interest therein; (F) upon Lender’s request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present Guarantor’s financial condition as of the dates the financial information is provided; (G) no material adverse change has occurred in Guarantor’s financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition and Guarantor’s ability to perform its obligations under this Guaranty; (H) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened, except as may be disclosed in Guarantor’s financial statements furnished to Lender; (I) Lender has made no representation to Guarantor as to the creditworthiness of Debtor; (J) Guarantor has established adequate means of obtaining from Debtor on a continuing basis information regarding Debtor’s financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Debtor; (K) At the end of each fiscal quarter, Guarantor shall have Liquidity of no less than the Minimum Liquidity; (L) Beginning on September 30, 2023, and on the last day of each fiscal quarter thereafter (each, a “Measurement Date”) through and including the Measurement Date on June 30, 2024, Guarantor shall have a Debt Service Coverage Ratio of no less than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date. Beginning on September 30, 2024, and on each Measurement Date thereafter through and including the Maturity Date, Guarantor shall have a Debt Service Coverage Ratio of no less than 1.15:1.00 for the applicable Measurement Period ending on such Measurement Date; and (M) Beginning on September 30, 2023, and on each Measurement Date thereafter, Guarantor shall have a Debt to Equity Ratio of no less than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date. The failure of Guarantor to comply with Sub-Parens (K) - (M) shall constitute a default hereunder and under the other Loan Documents. Within sixty (60) days after the end of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2023, Guarantor shall deliver to Lender (i) verification of Guarantor's Liquidity, Debt Service Coverage Ratio, and Debt to Equity Ratio and compliance with these covenants in form and substance acceptable to Lender, in Lender's sole discretion, and (ii) quarterly consolidated financial statements of Guarantor certified by Guarantor, other than the fiscal quarter that ends on the fiscal year-end. Within one hundred and twenty (120) days after the end of each fiscal year, commencing with the fiscal year ending December 31, 2023, Guarantor shall deliver to Lender an annual consolidated financial statement audited by a certified public accountant reasonably acceptable to Lender.

3

I-1116

If an Event of Default has occurred and is continuing, Guarantor shall not make any payments or advances of any kind, directly or indirectly, on any debts and liabilities to Investment Advisor whether now existing or hereafter arising and whether direct, indirect, several, joint and several, or otherwise, and howsoever evidenced or created (collectively, the “Other Claims”), including, but not limited to, the fees payable to Investment Advisor pursuant to the terms of the Investment Advisory Agreement. All Other Claims, together with all Liens on assets securing the payment of all or any portion of the Other Claims, shall at all times during the continuance of an Event of Default be subordinated to and junior in right and in payment to the Obligations and all Liens on assets securing all or any portion of the Obligations. Each Borrower agrees to take such actions as necessary to provide for such subordination between Guarantor and Investment Advisor, inter se, including but not limited to provisions for such subordination in the documents evidencing the Other Claims.

If any Event of Default has occurred and is continuing, Guarantor shall not make any distributions of any kind except for any distributions required to maintain its status as a Real Estate Investment Trust, as defined in the Internal Revenue Code Section 856.

Except as prohibited by applicable Law, Guarantor waives any right to require Lender (A) to continue lending money or to extend other credit to Debtor; (B) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the Indebtedness or of any nonpayment related to any collateral, or notice of any action or non-action on the part of Debtor, Lender, any surety, endorser, or other guarantor in connection with the Indebtedness or in connection with the creation of new or additional loans or obligations; (C) to resort for payment or to proceed directly or at once against any person, including Debtor or any other guarantor; (D) to proceed directly against or exhaust any collateral held by Lender from Debtor, any other guarantor, or any other person; (E) to give notice of the terms, time, and place of any public or private sale of personal properly security held by Lender from Debtor or to comply with any other applicable provisions of the Uniform Commercial Code as in effect in the State of Texas; (F) to pursue any other remedy within Lender’s power; or (G) to commit any act or omission of any kind, or at any time, with respect to any matter whatsoever.

4

I-1117

Guarantor waives all rights of Guarantor under Chapter 43 of the Texas Civil Practice and Remedies Code. Guarantor also waives any and all rights or defenses based on suretyship or impairment of collateral including, but not limited to, any rights or defenses arising by reason of (A) any “one action” or “anti-deficiency” law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (B) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor’s subrogation rights or Guarantor’s rights to proceed against Debtor for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness; (C) any disability or other defense of Debtor, of any other guarantor, or of any other person, or by reason of the cessation of Debtor’s liability from any cause whatsoever, other than payment in full in legal tender, of the Indebtedness; (D) any right to claim discharge of the Indebtedness on the basis of unjustified impairment of any collateral for the Indebtedness; (E) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced, there is outstanding Indebtedness which is not barred by any applicable statute of limitation; or (F) any defenses given to guarantors at law or in equity other than actual payment and performance of the Indebtedness. The obligations, covenants, agreements, and duties of the Guarantor under this Guaranty shall not be affected or impaired by any receivership, insolvency, bankruptcy, or similar proceedings affecting the Debtor or any of its assets; or by the release or discharge of the Debtor from the performance or observance of any agreement, covenant, term, or condition contained in the Loan Documents. If payment is made by Debtor, whether voluntarily or otherwise, or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment to Debtor’s trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the Indebtedness shall be considered unpaid for the purpose of the enforcement of this Guaranty.

Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor’s full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

To the extent permitted by applicable Law, Lender reserves a right of setoff in all Guarantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts with Lender which Guarantor holds jointly with someone else and all accounts Guarantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Guarantor authorizes Lender, to the extent permitted by applicable law, to hold funds in these accounts if there is an Event of Default, and in such event, Lender may apply the funds in these accounts to pay what Guarantor owes under the terms of this Guaranty.

Guarantor agrees that the Indebtedness, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Debtor, whether or not Debtor becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Debtor, upon any account whatsoever, to any claim that Lender may now or hereafter have against Debtor. In the event of insolvency and consequent liquidation of the assets of Debtor, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Debtor applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness. Guarantor does hereby assign to Lender all claims which it may have or acquire against Debtor or against any assignee or trustee in bankruptcy of Debtor, provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Debtor to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender is hereby authorized, in the name of Guarantor, from time to time to file financing statements and continuation statements and to execute documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

5

I-1118

This Guaranty shall be governed by the laws of the State of Texas, without giving effect to the principles of conflicts of law that would apply the laws of another jurisdiction.

This Guaranty, together with any Loan Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

The Guarantor further agrees to pay Lender all costs and expenses paid or incurred by Lender to enforce the obligations of the Loan Documents, the other Indebtedness, and this Guaranty. Costs and expenses include Lender’s reasonable attorneys’ fees and legal expenses whether or not there is a lawsuit, including Lender’s reasonable attorneys’ fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty. Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor’s intentions and parol evidence is not required to interpret the terms of this Guaranty. GUARANTOR HEREBY INDEMNIFIES AND HOLDS LENDER HARMLESS FROM ALL LOSSES, CLAIMS, DAMAGES, AND COSTS (INCLUDING LENDER'S REASONABLE ATTORNEYS’ FEES) SUFFERED OR INCURRED BY LENDER AS A RESULT OF ANY BREACH BY GUARANTOR OF THE WARRANTIES, REPRESENTATIONS AND AGREEMENTS OF THIS PARAGRAPH.

Any notice, demand, request or other communication which any party hereto may be required or may desire to give hereunder shall be in writing and shall be deemed to have been properly given (a) if hand delivered, when delivered; (b) if mailed by United States Certified Mail (postage prepaid, return receipt requested), three (3) Business Days after mailing (c) if by Federal Express or other reliable overnight courier service, on the next Business Day after delivered to such courier service or (d) if by telecopier on the day of transmission so long as copy is sent on the same day by overnight courier as set forth below:

Guarantor:	NexPoint Diversified Real Estate Trust 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attn: Brian Mitts Email: bmitts@nexpoint.com

6

I-1119

Lender:	NexBank 2515 McKinney Ave, Suite 1100 Dallas, TX 75201 Attention: Mike Mendelow; Jeff Kocher Telephone: 214-234-7283; 214-934-4722 Email: mike.mendelow@nexbank.com; jeff.kocher@nexbank.com

With a copy to:	Wick Phillips Gould & Martin, LLP 3131 McKinney Ave, Suite 500 Dallas, TX 75204 Attention: Isaac Brown Telephone: (214) 740-4037 Facsimile: (214) 692-6255 Email: isaac.brown@wickphillips.com

Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender to exercise any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender’s right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender’s rights or of any of Guarantor’s obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

All the covenants, promises, and agreements contained in this Guaranty shall bind the Guarantor and his respective beneficiaries and personal representatives.

THE GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, THE GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR’S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH HEREIN. NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE.

THE GUARANTOR, AND BY ITS ACCEPTANCE HEREOF, LENDER EACH WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS GUARANTY OR RELATING THERETO OR ARISING FROM THE LENDING RELATIONSHIP WHICH IS THE SUBJECT OF THIS GUARANTY AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

GUARANTOR IRREVOCABLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS HAVING JURISDICTION IN THE CITY OF DALLAS, COUNTY OF DALLAS AND STATE OF TEXAS, AND (B) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT ANY PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDING, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. NOTHING IN THIS GUARANTY SHALL PRECLUDE LENDER FROM BRINGING A PROCEEDING IN ANY OTHER JURISDICTION NOR WILL THE BRINGING OF A PROCEEDING IN ANY ONE OR MORE JURISDICTIONS PRECLUDE THE BRINGING OF A PROCEEDING IN ANY OTHER JURISDICTION. GUARANTOR FURTHER AGREES AND CONSENTS THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY PROCEEDING IN ANY TEXAS STATE OR UNITED STATES COURT SITTING IN THE CITY OF DALLAS AND COUNTY OF DALLAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO GUARANTOR AT THE ADDRESS INDICATED ABOVE, AND SERVICE SO MADE SHALL BE COMPLETE UPON RECEIPT; EXCEPT THAT IF GUARANTOR SHALL REFUSE TO ACCEPT DELIVERY, SERVICE SHALL BE DEEMED COMPLETE FIVE (5) DAYS AFTER THE SAME SHALL HAVE BEEN SO MAILED.

[Signature page follows.]

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IN WITNESS WHEREOF, this Guaranty is signed by Guarantor, as of the date first written above.

GUARANTOR

NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Authorized Signatory

[Guaranty Agreement]

I-1121

Exhibit 10.1

Execution Version

CONTRIBUTION AND ASSIGNMENT AGREEMENT

This Contribution and Assignment Agreement (this “Agreement”) is dated effective as of September 1, 2023 (the “Effective Date”), by and among NexLS II, LLC, a Delaware limited liability company (the “Acquirer”), NexLS HoldCo, LLC, a Delaware limited liability company (the “Interim Acquirer”), NexAnnuity Holdings, Inc., a Delaware corporation (the “Issuer”), NHF TRS, LLC, a Delaware limited liability company ( “NHF TRS”) and Specialty Financial Products Designated Activity Company, an Irish designated activity company limited by shares (“SFP DAC”).

RECITALS

WHEREAS, NHF TRS is a direct and wholly-owned subsidiary of NexPoint Diversified Real Estate Trust, a Delaware statutory trust (“NXDT”);

WHEREAS SFP DAC has issued a structured note, having an aggregate notional value of up to $50,000,000 (the “Structured Note”) which is currently held by NHF TRS;

WHEREAS, Interim Acquirer and Acquirer are direct or indirect wholly-owned subsidiaries of the Issuer and are treated for U.S. federal income (and applicable state and local) tax purposes as entities disregarded as separate from the Issuer pursuant to Treasury Regulations Section 301.7701-3(b)(1)(ii);

WHEREAS, NHF TRS wishes to contribute the Structured Note to Issuer in exchange for the issuance by Issuer of certain preferred equity interests in Issuer, and Issuer wishes to accept the contribution of the Structured Note and to issue preferred equity interests in exchange;

WHEREAS, immediately following the contribution of the Structured Note to Issuer, Issuer wishes to contribute the Structured Note to Interim Acquirer, and Interim Acquirer wishes to accept this contribution;

WHEREAS, immediately following the contribution of the Structured Note to Interim Acquirer, Interim Acquirer wishes to contribute the Structured Note to Acquirer, and Acquirer wishes to accept this contribution; and

WHEREAS, SFP DAC is a party to this Agreement solely to provide its consent to the contributions of the Structured Note set out above.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties do hereby agree as follows:

AGREEMENT

1. Contribution of Contributed Assets and Issuance of Class A Preferred Stock. The parties hereto acknowledge and agree that:

I-1122

a. Contribution and Acceptance of Contributed Assets. NHF TRS shall contribute, convey, assign, transfer and deliver to the Issuer, and the Issuer shall accept from NHF TRS, all of NHF TRS’s rights, title and interests in and to Structured Note which, together with updated life expectancies and discount rates, total approximately $68,500,000 in net asset value (the “Contributed Assets”). Immediately following NHF TRS’ contribution to the Issuer,

(i) Issuer shall contribute, convey, assign, transfer and deliver to Interim Acquirer, and Interim Acquirer shall accept from Issuer, all of Issuer’s rights, title and interests in and to the Contributed Assets,

(ii) Interim Acquirer shall contribute, convey, assign, transfer and deliver to Acquirer, and Acquirer shall accept from Issuer, all of Issuer’s rights, title and interests in and to the Contributed Assets, (all of the foregoing, the “Contribution”).

b. Issuance of Class A Preferred Stock by Issuer. Contemporaneously with the Contribution, and in exchange for the contribution of the Contributed Assets from NHF TRS to the Issuer and from the Issuer to Interim Acquirer and from Interim Acquirer to Acquirer, Issuer shall issue to NHF TRS, and NHF TRS shall accept from the Issuer, all of its right, title and interest in and to 68,500 shares of the Issuer’s Class A preferred stock (the “Class A Preferred Stock”), including, without limitation, all voting, consent and financial rights now or hereafter existing and associated with ownership of the Class A Preferred Stock, free and clear of all liens and encumbrances, pursuant to the terms and conditions of the Second Amended and Restated Certificate of Incorporation of the Issuer, dated as of August 29, 2023 and the By-laws of the Issuer (the “Class A Preferred Stock Issuance”).

c. Consent of SFP DAC: SFP DAC hereby consents to the Contribution and any related transfer, conveyance and assignment of the Structured Note required to give effect to the Contribution.

2. Delivery of Contribution. The closing of the transactions contemplated by this Agreement shall be deemed to occur as of the Effective Date.

3. Representations and Warranties of Each Party. Each party hereto represents and warrants: (a) that it is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation; (b) that it has all requisite power and authority to enter into and deliver this Agreement, to carry out the transactions contemplated hereby and to perform its obligations hereunder; (c) that this Agreement has been duly and validly executed and delivered and, assuming due and valid authorization, execution and delivery hereof by the other parties, constitutes the valid and legally binding obligation of such party and is enforceable against such party in accordance with its terms, except as may be limited by bankruptcy, insolvency, examinership, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (d) that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by such party will violate its organizational documents or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice or consent under, any contract, or any franchise or permit to which such party is a party or by which such party is bound, other than those that have been previously obtained.

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4. Representations and Warranties of NHF TRS. NHS TRS hereby represents and warrants that the following statements are true and correct as of the date hereof:

a. Organization; Authority. Other than pursuant to loan, repurchase or similar agreements, NHF TRS is the registered holder of the Contributed Assets, and holds the Contributed Assets free and clear of all liens, encumbrances, subscriptions, options, warrants, calls, proxies, rights, commitments or other restrictions of any kind.

b. Consents and Approvals. Other than those that have been previously obtained, no consent, waiver, approval, authorization, notice, order, license, permit or registration of, qualification, designation, declaration, or filing with, any person or any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign (“Governmental Authority”) or under any applicable laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances (“Laws”) is required to be obtained by NHF TRS in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

c. No Violation. The execution, delivery or performance by NHF TRS of this Agreement, any agreement contemplated hereby between the parties to this Agreement and the transactions contemplated hereby between the parties to this Agreement does not or will not, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under any term or provision of any judgment, order, writ, injunction, or decree binding on NHF TRS or any of its subsidiaries or any of its respective assets or properties.

d. Investment. NHF TRS acknowledges that the offering and issuance of the Class A Preferred Stock to be acquired pursuant to this Agreement are intended to be exempt from registration under the Securities Act and that the Issuer’s reliance on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of NHF TRS contained herein. In furtherance thereof, NHF TRS represents and warrants to the Issuer as follows:

(i) NHF TRS is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

(ii) NHF TRS acknowledges that the Class A Preferred Stock has not been registered under the Securities Act and, therefore, unless registered under the Securities Act or an exemption from registration is available, must be held (and NHF TRS must continue to bear the economic risk of the investment in the Class A Preferred Stock) indefinitely.

e. No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 4, NHF TRS shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

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5. Survival of Representations and Warranties. All representations and warranties of NHF TRS contained in this Agreement shall survive until the first anniversary of the Effective Date (the “Expiration Date”). If written notice of a claim in accordance with indemnification has been given prior to the Expiration Date, then the relevant representation or warranty shall survive, but only with respect to such specific claim, until such claim has been finally resolved. Any claim for indemnification not so asserted in writing by the Expiration Date may not thereafter be asserted and shall forever be waived.

6. Indemnification:

a. Indemnification of Interim Acquirer and Acquirer. Interim Acquirer and Acquirer and each of its respective directors, officers, employees, agents and representatives (each of which is an “Indemnified Party”), shall be indemnified and held harmless by NHF TRS, as applicable, under the terms and conditions of this Agreement, from and against any and all loss, liability, damage, cost and expense arising out of or relating to, asserted against, imposed upon or incurred by the Indemnified Parties in connection with or as a result of any breach of a representation or warranty contained in Section 4 of this Agreement.

7. Governing Law. This Agreement shall be governed by, and shall be construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the laws of the State of New York.

8. Binding Effect. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and permitted assigns.

9. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11. Further Assurances. At any time or from time to time after the date hereof, at the request of a party hereto and without further consideration, the other parties hereto and its successors or assigns, shall execute and deliver, or shall cause to be executed and delivered, such other instruments or documents and take such other actions as such party may reasonably request to further the purposes of this Agreement and the transactions contemplated by this Agreement. The parties hereto further agree that in all instances they will take all actions, and to do, or cause to be done, all things necessary to give effect to the transactions contemplated hereby in all manners including, without limitation, economically as of the Effective Date.

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12. Entire Agreement. This Agreement delivered in connection herewith constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, representations and warranties and agreements, both written and oral, with respect to such subject matter.

13. Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

14. Headings. The headings in this Agreement are for reference only and shall not affect the interpretations of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed by each of the parties hereto as of the date and year first above written.

NHF TRS:

NHF TRS, LLC

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Principal Financial Officer and Assistant Treasurer

ISSUER:

NEXANNUITY HOLDINGS, INC.

By: /s/ Bradford Heiss

Name: Bradford Heiss

Title: Executive Vice President and Chief Investment Officer

INTERIM ACQUIRER:

NEXLS HOLDCO, LLC

By: /s/ Eric Holt

Name: Eric Holt

Title: Secretary

ACQUIRER:

NEXLS II, LLC

By: /s/ Frank Waterhouse

Name: Frank Waterhouse

Title: Treasurer

[Signature Page to Contribution

and Assignment Agreement]

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SFP DAC: SPECIALTY FINANCIAL PRODUCTS DESIGNATED ACTIVITY COMPANY By:/s/Sheila Kelly Name: Sheila Kelly Title: Director

[Signature Page to Contribution

and Assignment of Interests Agreement]

I-1128

Exhibit 10.2

Execution Version

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEXANNUITY HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

NexAnnuity Holdings, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is NexAnnuity Holdings, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 9, 2018 under the name NexAnnuity Holdings, Inc.

2. That the Board of Directors (the “Board of Directors”) duly adopted resolutions to amend and restate the Amended and Restated Certificate of Incorporation of this corporation (the “Amended and Restated Certificate of Incorporation”) pursuant to Sections 242 and 245 of the General Corporation Law, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows (the “Second Amended and Restated Certificate of Incorporation”):

FIRST: The name of this corporation is NexAnnuity Holdings, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent at such address is The Corporation Trust Corporation.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is (a) 10,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which (i) 5,000,100 shares shall be designated as Class A Common Stock, (“Class A Common”), and (ii) 4,999,900 shares shall be designated as Class B Common Stock (“Class B Common”), and (b) 500,000 shares of Preferred Stock, $1,000 par value per share (“Preferred Stock”), of which 68,500 shares shall be designated as Class A Preferred Stock (“Class A Preferred”). The Preferred Stock may be issued only with the unanimous written consent of affirmative vote of the Board of Directors, each of such class to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

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The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Article refer to sections and subsections of this Article Fourth.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Class A Common and Class B Common shall vote as a single class. Except as otherwise expressly provided herein or as required by law, the holders of Common Stock shall vote together and not as separate classes. There shall be no cumulative voting. Subject to rights of any holders of any outstanding Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1. General. The Preferred Stock shall have the following rights, powers, preferences, privileges and restrictions, qualifications and limitations.

The “Original Issue Price” shall mean $1,000 per share for the Class A Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Dividends.

(a) Prior to the payment of any dividends on any other class of stock of the Corporation, from and after the date of issuance of any shares of Preferred Stock, the holders of the Class A Preferred shall first receive a dividend on each outstanding share of Class A Preferred (the “Class A Preferred Return Rate”) in an amount equal to:

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(i) eight percent (8.0%) of the Original Issue Price per share (as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share) per annum, payable quarterly on each March 31, June 30, September 30 and December 31 (each a “Dividend Payment Date”) for the first seven (7) years following the date of effectiveness of this Second Amended and Restated Certificate of Incorporation;

(ii) nine and one-half percent (9.5%) of the Original Issue Price per share (as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share) per annum, payable quarterly on each March 31, June 30, September 30 and December 31 for years eight (8) through ten (10) following the date of effectiveness of this Second Amended and Restated Certificate of Incorporation;

(iii) eleven percent (11.0%) of the Original Issue Price per share (as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share) per annum, payable quarterly on each March 31, June 30, September 30 and December 31 for years eleven (11) through thirteen (13) following the date of effectiveness of this Second Amended and Restated Certificate of Incorporation; and

(iv) twelve percent (12.0%) of the Original Issue Price per share (as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share) per annum, payable quarterly on each March 31, June 30, September 30 and December 31 for years fourteen (14) through sixteen (16) following the date of effectiveness of this Second Amended and Restated Certificate of Incorporation; provided that, the maximum rate of return for the Class A Preferred shall be twelve percent (12.0%) per annum.

(v) Such amounts as set forth in Section 2(a)(i) through Section 2(a)(iv) are referred to herein as the “Accruing Dividends”. The Accruing Dividends shall accumulate quarterly at (x) the applicable Preferred Return Rate less (y) any amount of the dividend paid in cash, payable to the holders of the Class A Preferred on each Dividend Payment Date. The Company, in its discretion, may elect not to pay such Accruing Dividends when they become due on the applicable Dividend Payment Date, in which case the Accruing Dividends will continue to accrue hereunder and shall become due at the end of sixteen (16) years.

(b) The Corporation shall not declare, pay or set aside any dividends on shares of any other class of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) all Accruing Dividends that are currently unpaid, are first paid in full. Once all Accruing Dividends are paid in full to the holders of Preferred Stock, any dividends declared or paid to the holders of Common Stock in any year shall thereafter be declared or paid at the Common Stock Distribution Rate and on a pari passu basis to the holders of the Class A Common and vested Class B Common then outstanding. “Common Stock Distribution Rate” means for the purposes of any dividend or distribution contemplated hereunder, the percentage of any such dividend or distribution to any one holder of Common Stock calculated as follows: (((A*10)+(B))/(C*10)+(D))*100%, where, at the time of such distribution or dividend, “A” means the number of Class A Common held by such holder; “B” means the number of vested Class B Common held by such holder; “C” means the aggregate number of all Class A Common issued and outstanding; and “D” means the aggregate number of all vested Class B Common issued and outstanding. Any such dividends paid to the holders of shares of Class A Common and vested Class B Common shall be paid at the Common Stock Distribution Rate, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

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(c) If a dividend provided for in this Section 2 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. Liquidation, Dissolution or Winding Up.

(a) Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (any such event, a “Liquidation Event”), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, at an amount per share equal to $1,000 per share plus any accumulated but unpaid amount (including any Accruing Dividends) at the applicable Class A Preferred Return Rate (the amount payable pursuant to this sentence is hereinafter referred to as “Class A Preferred Liquidation Preference”). If upon any such Liquidation Event the remaining assets available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Preferred the full Class A Preferred Liquidation Preference, the holders of shares of Class A Preferred shall share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) Payments to Holders of Class A Common. After the payment in full of the Class A Preferred Liquidation Preference required to be paid to the holders of shares of Preferred Stock in accordance with Section 3(a), the holders of shares of Class A Common then outstanding shall thereafter be entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of Class B Common an amount per share equal to an amount per share equal to the Class A Issue Price (the amount payable pursuant to this sentence is hereinafter referred to as the “Class A Common Liquidation Amount”). If upon any such Liquidation Event the remaining assets available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Common the full Class A Common Liquidation Amount, the holders of shares of Class A Common shall share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Class A Issue Price” shall mean $10.00 per share of Class A Common, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Common. From and after the date of issuance of any shares of Common Stock and prior to a Liquidation Event, any cash dividends actually received by holders of Class A Common pursuant to this Section 3(b) shall reduce, dollar-for- dollar, the Class A Common Liquidation Amount.

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(c) Distribution of Remaining Assets. After the payment in full of the Class A Preferred Liquidation Preference and the Class A Common Liquidation Amount, the remaining assets available for distribution to the Corporation’s stockholders shall be distributed among the holders of the shares of Class A Common, Class A Preferred and vested Class B Common at the Common Stock Distribution Rate based on the number of shares held by each such holder.

4. Asset Transfer or Acquisition.

(a) An Asset Transfer or Acquisition shall be deemed a Liquidation Event for purposes of Section 3. Accordingly, in the event that the Corporation is a party to an Acquisition or Asset Transfer, then upon the closing of such Acquisition or Asset Transfer, each holder of Class A Preferred shall be entitled to receive, for each share of Class A Preferred then held, subject to the provisions of Section 4(c) and 4(d), below, each holder of Class A Common shall be entitled to receive, for each share of Class A Common then held, and each holder of vested Class B Common shall be entitled to receive, for each share of vested Class B Common then held, out of the proceeds of such Acquisition or Asset Transfer, the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Section 3.

(b) For the purposes of this Section 4: (i) “Acquisition” shall mean (A) any consolidation or merger of the Corporation with or into any other entity or any other reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, continue to hold at least fifty percent (50%) of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Corporation is a party in which in excess of 50% of the Corporation’s voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; and “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation, except where such sale, lease, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation. The treatment of any particular transaction or series of related transactions as an Acquisition or Asset Transfer may be waived by the vote or written consent of the holders of Common Stock, voting together as a single class as provided herein.

(c) Mandatory Preferred Stock Redemption. In the event of a Liquidation Event referred to in Section 3(b), or upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, on a major stock exchange (i.e., NASDAQ, NYSE or similar) resulting in at least $500,000,000 of net proceeds (before deduction of underwriter commissions and expenses) to the Corporation (a “Qualified IPO”), then each outstanding share of Preferred Stock shall be automatically repurchased by the Corporation within sixty (60) days of the occurrence of such Liquidation Event or Qualified IPO at a price per share equal to the Class A Preferred Liquidation Preference.

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(d) Optional Preferred Stock Redemption. Each outstanding share of Preferred Stock may be repurchased by the Corporation, at the sole discretion of the Corporation, in full or in part at any time following the effective date of this Second Amended and Restated Certificate amount at a price per share equal to the Class A Preferred Liquidation Preference.

(e) Redeemed or Otherwise Acquired Shares Treatment. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

5. Voting.

(a) General. The holders of the Class A Preferred are entitled to one (1) vote for each share of Class A Preferred held at all meetings of stockholders (and written actions in lieu of meetings). Except as provided by law or by the other provisions in this Second Amended and Restated Certificate of Incorporation, holders of Class A Preferred shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

(b) Election of Directors. The Board of Directors shall initially consist of one person (the “Common Director”). The holders of Class A Common shall at all times have the ability to appoint the Director. In the event that the Class A Preferred has not been redeemed pursuant to Section 4(c) or 4(d), on the sixteenth (16th) anniversary of the effectiveness of this Second Amended and Restated Certificate of Incorporation, then the holders of record of the Class A Preferred, exclusively and as a separate class, shall, after such date, be entitled to elect one (1) Director of the Corporation (the “Preferred Director”). Any Director elected pursuant to the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class of capital stock entitled to elect such Directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of the shares of the class of capital stock entitled to elect directors fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of shares of the class of capital stock entitled to elect such director elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship. At any meeting held for the purpose of electing a director, the presence in person or proxy of the holders of a majority of the outstanding shares of the class entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5(b), a vacancy in any directorship filled by the holders of any class of capital stock shall be filled only by vote or written consent in lieu of a meeting of the holders of such class.

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6. Conversion. The Class A Preferred shall not be convertible.

7. Transferability. The Board of Directors may, in its sole and absolute discretion, prohibit the transfer of shares of Class A Preferred to any party that is not (a) 100% owned and controlled by, or (b) an affiliate of, NexPoint Diversified Real Estate Trust, a Delaware statutory trust.

8. Subject to the terms of this Amended and Restated Certificate of Incorporation, the holders of Preferred Stock may transfer their shares by an instrument of transfer; provided that the transferee files with the Corporation a written and dated instrument of such transfer, in form and substance reasonably satisfactory to the Board of Directors, executed by both the transferor and transferee, which instrument shall contain the acceptance by the transferee of all of the terms and provisions of this Second Amended and Restated Certificate of Incorporation, to the extent applicable to the transferee, (b) contain such representations as the Board of Directors may deem necessary or advisable to assure that such transfer need not be registered under any applicable federal or state securities laws, (c) instruct the Board of Directors as to the shares of Preferred Stock transferred and to whom and at what address Corporation distributions and notifications in respect of such shares of Preferred Stock should henceforth be sent, and (d) contain any information required under the U.S. Internal Revenue Code of 1986, as amended, that is requested by the Board of Directors; provided further, that the Board of Directors must unanimously consent to the transfer of shares of Preferred Stock, in whole or in part, to any party that is not an affiliate of the Corporation.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation; provided, that, in the event any such amendment adversely affects a class of stock in a manner disproportionate to the effect on other classes, such amendment shall require the prior written consent of the holders of a majority of the outstanding shares of such adversely-affected class of stock.

SIXTH: SIXTH: Subject to Section 5(b) of Article Fourth, the Board of Directors shall initially consist of one (1) Director.

SEVENTH: Elections of the Director need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

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Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH:

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

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(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A and B of this Article Tenth, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

(d) Any indemnification under Sections A and B of this Article Tenth (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections A and B of this Article Tenth. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.

(e) Expenses (including attorneys’ fees and costs) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation pursuant to this Article Tenth. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Tenth shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) For purposes of this Article Tenth, any reference to the “Corporation” shall include, in addition to the resulting or surviving corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article Tenth with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(h) For purposes of this Article Tenth, any reference to “other enterprise” shall include employee benefit plans; any reference to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and any reference to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article Tenth.

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Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

3. That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 241 and 245 of the General Corporation Law.

(remainder of page intentionally left blank; signature page follows)

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 29th day of August, 2023.

By:	/s/ James Dondero
Name:	James Dondero
Title	President

[Signature Page to Amended and Restated Certificate of Incorporation]

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Exhibit 10.1

SECOND AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

NEXPOINT SFR OPERATING PARTNERSHIP, L.P.

a Delaware limited partnership

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS THE TRANSFEROR DELIVERS TO THE PARTNERSHIP AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE SATISFACTORY TO THE PARTNERSHIP, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS

AMENDED AND RESTATED AS OF JUNE 30, 2023

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(continued)

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(continued)

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SECOND AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT
OF
NEXPOINT SFR OPERATING PARTNERSHIP, L.P.

THIS SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT (as now or hereafter amended, restated, modified, supplemented, or replaced, this “Agreement”) of NexPoint SFR Operating Partnership, L.P. (the “Partnership”), dated as of June 30, 2023, is entered into by and among NexPoint SFR OP GP, LLC, a Delaware limited liability company (the “General Partner”), and the Persons (as defined below) who are admitted from time to time as limited partners in accordance with this Agreement and who have not subsequently withdrawn (the “Limited Partners” and, together with the General Partner, the “Partners”), such persons being identified on the books and records of the Partnership.

WHEREAS, the Partnership was formed on and the original agreement of limited partnership of the Partnership was dated as of January 31, 2022 (the “Initial Agreement”);

WHEREAS, the Initial Agreement was amended and restated effective as of June 8, 2022 (the “First A&R Agreement”) and the First A&R Agreement was subsequently amended by that certain First Amendment thereto, dated as of December 1, 2022; and

WHEREAS, the General Partner, following Partnership Board Approval, desires to amend and restate the First A&R Agreement, as amended, in its entirety as set forth herein in accordance with Section 14.1 of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“704(c) Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution, as determined by the General Partner, following Partnership Board Approval, using such reasonable method of valuation as it may adopt. Subject to Exhibit A hereof, the General Partner shall, following Partnership Board Approval, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties in a single or integrated transaction among the separate properties on a basis proportional to their respective fair market values.

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“Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. §17-101, et seq., as it may be amended from time to time, and any successor to such statute.

“Additional Funds” has the meaning set forth in Section 4.3(a).

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 12.2 hereof and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Partnership taxable year (a) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704‑2(i)(5) and (b) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Adjusted Capital Account as of the end of the relevant Partnership taxable year.

“Adjusted Property” means any property, the Carrying Value of which has been adjusted pursuant to Exhibit A hereof.

“Adjusted Events” means Section 4.6(a)(1).

“Adviser” means NexPoint Real Estate Advisors XI, L.P., a Delaware limited partnership, or its successor or permitted assignee.

“Advisory Agreement” means the Advisory Agreement, dated June 8, 2022, by and between the Company and the Adviser, as now or hereafter amended, restated, modified, supplemented or replaced.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, the Manager and the Management Holders shall be deemed an “Affiliate” of the General Partner for purposes of this Agreement.

“Aggregate Consideration” has the meaning set forth in Section 11.6(c).

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“Agreed Value” means (a) in the case of any Contributed Property as of the time of its contribution to the Partnership, the 704(c) Value of such property, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

“Agreement” has the meaning set forth in the preamble hereto.

“Approved Sale” means a Sale of the Partnership which is approved by the Partners holding, collectively, more than 50% of the issued and outstanding Partnership Interests.

“Approving Partners” has the meaning set forth in Section 11.6(a).

“Assignee” means a Person to whom all or a portion of a Partnership Interest has been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

“Attorney in Fact” has the meaning set forth in Section 2.4(a).

“Available Cash” means, with respect to any period for which such calculation is being made, all cash balances of the Partnership net of the Partnership’s working capital needs, anticipated capital expenditures, operating expenses, debt service requirements and other necessary reserves, including with respect to contingencies or commitments, each as determined by the General Partner, following Partnership Board Approval.

“Bankruptcy Event” shall mean, with respect to any Person, such Person (a) is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors or (b) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar person charged with the reorganization or liquidation of its business appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment.

“Board of Directors” means the Board of Directors of the Company.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Exhibit A and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

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“Book-Up Target” for a Profits LTIP Unit means (a) initially, the Company Common Unit Economic Balance as determined on the date such Profits LTIP Unit was granted less any Capital Contributions (if any) made by the Partner with respect to such Profits LTIP Unit and (b) thereafter, the remaining amount, if any, required to be allocated to such Profits LTIP Unit for the Economic Capital Account Balance of the holder of such Profits LTIP Unit, to the extent attributable to such Profits LTIP Unit, to be equal to the Company Common Unit Economic Balance.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” means the Capital Account maintained for a Partner pursuant to Exhibit A hereof.

“Capital Contribution” means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership.

“Capital LTIP Unit” has the meaning set forth in Section 4.6(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such property charged to the Partners’ Capital Accounts following the contribution of or adjustment with respect to such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit A hereof, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner, following Partnership Board Approval.

“Cash Amount” means an amount of cash per Partnership Unit equal to the Value on the Valuation Date of the REIT Shares Amount.

“Certificate” means the Certificate of Limited Partnership of the Partnership as filed in the office of the Delaware Secretary of State on January 31, 2022, as amended, restated and/or supplemented from time to time in accordance with the terms hereof and the Act.

“Charter” means the Amended and Restated Articles of Incorporation of the Company filed with the State Department of Assessments and Taxation of the State of Maryland on June 8, 2022, as amended, restated and/or supplemented from time to time.

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“Class” means a class of REIT Shares or Partnership Units, as the context may require.

“Class A Common Unitholder” means a Partner that holds Class A Common Units.

“Class A Common Units” means a Common Unit which is designated as a “Class A Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Class B Common Unitholder” means a Partner that holds Class B Common Units.

“Class B Common Units” means a Common Unit which is designated as a “Class B Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Class C Common Unitholder” means a Partner that holds Class C Common Units.

“Class C Common Units” means a Common Unit which is designated as a “Class C Common Unit” and which has the rights, preferences and other privileges designated in Annex A hereto and elsewhere in this Agreement in respect of holders of Common Units.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Units” means the Partnership Units, other than LTIP Units, Series A Preferred Units or any other series of units of limited partnership interests issued in the future and designated as preferred or otherwise different from the Common Units, including, but not limited to, with respect to the payment of distributions, including distributions upon liquidation.

“Company” means NexPoint Homes Trust, Inc., a Maryland corporation.

“Company Common Unit Economic Balance” means (a) the Economic Capital Account Balance of the Company but only to the extent attributable to the Company’s ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 1.I of Exhibit B divided by (b) the number of the Company’s Common Units.

“Company Designees” has the meaning set forth in Section 7.12(a)(1).

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“Constructive Ownership” or “Constructively Own” means ownership under the constructive ownership rules described in Exhibit D hereof.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Act (but excluding cash), contributed or deemed contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit A hereof, such property shall no longer constitute a Contributed Property for purposes of Exhibit A hereof, but shall be deemed an Adjusted Property for such purposes.

“Conversion Date” has the meaning set forth in Section 4.7(b).

“Conversion Factor” means 1.0, subject to adjustment as follows: (i) in case the Company shall (A) make a distribution on the outstanding REIT Shares in REIT Shares, (B) subdivide or reclassify the outstanding REIT Shares into a greater number of REIT Shares, or (C) combine or reclassify the outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution or subject to such subdivision, combination or reclassification shall be proportionately adjusted so that a holder of Partnership Units shall be entitled to receive, upon exchange thereof, the number of REIT Shares which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Partnership Units been exchanged immediately prior to such determination; (ii) in case the Partnership shall subdivide or reclassify the outstanding Partnership Units into a greater number of Partnership Units, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of Partnership Unit holders subject to such subdivision or reclassification shall be proportionately adjusted so that a holder of Partnership Units shall be entitled to receive, upon exchange thereof, the number of REIT Shares which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Partnership Units been exchanged immediately prior to such determination; (iii) in case the Company (A) shall issue rights or warrants to all holders of REIT Shares entitling them to subscribe for or purchase REIT Shares at a price per share less than the daily market price per REIT Share on the date fixed for the determination of shareholders entitled to receive such rights or warrants, (B) shall not issue similar rights or warrants to all holders of Partnership Units entitling them to subscribe for or purchase REIT Shares or Partnership Units at a comparable price (determined, in the case of Partnership Units, by reference to the Conversion Factor), and (C) cannot issue such rights or warrants to a Redeeming Partner as otherwise required by the definition of “REIT Shares Amount” set forth in this Article 1, then the Conversion Factor in effect at the opening of business on the day following the date fixed for such determination shall be increased by multiplying such Conversion Factor by a fraction of which the numerator shall be the number of REIT Shares outstanding at the close of business on the date fixed for such determination plus the number of REIT Shares so offered for subscription or purchase, and of which the denominator shall be the number of REIT Shares outstanding at the close of business on the date fixed for such determination plus the number of REIT Shares which the aggregate offering price of the total number of REIT Shares so offered for subscription would purchase at such daily market price per share, such increase to the Conversion Factor to become effective immediately after the opening of business on the day following the date fixed for such determination; and (iv) in case the Company shall, by distribution or otherwise, distribute to all holders of its REIT Shares, (A) capital shares of any class other than its REIT Shares, (B) evidence of its indebtedness or (C) assets (excluding any rights or warrants referred to in clause (iii) above, any cash distribution lawfully paid under the laws of the state of organization of the Company, and any distribution referred to in clause (i) above) and shall not cause a corresponding distribution to be made to all holders of Partnership Units, the Conversion Factor shall be adjusted so that the same shall equal the ratio determined by multiplying the Conversion Factor in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by a fraction of which the numerator shall be the daily market price per REIT Share on the date fixed for such determination, and of which the denominator shall be such daily market price per REIT Share less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a resolution of the Board of Directors certified by the Secretary of the Company and delivered to the holders of the Partnership Units) of the portion of the capital shares or evidences of indebtedness or assets so distributed applicable to one REIT Share, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution.

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“Conversion Notice” has the meaning set forth in Section 4.7(b).

“Conversion Right” has the meaning set forth in Section 4.7(a).

“Covered Person” has the meaning set forth in Section 7.8(a).

“Debt” means, as to any Person, as of any date of determination, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (b) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (c) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (d) obligations of such Person incurred in connection with entering into a lease which, in accordance with GAAP, should be capitalized.

“Delaware Courts” has the meaning set forth in Section 15.9(b).

“Depreciation” means, for each taxable year, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

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“Economic Capital Account Balance”, with respect to a Partner, means an amount equal to such Partner’s Capital Account balance, plus the amount of its share of any Partner Minimum Gain and Partnership Minimum Gain.

“Eligible LTIP Unit” has the meaning set forth in Section 4.7(a).

“Equity Incentive Plan” means any equity incentive or compensation plan adopted now or in the future by the Partnership including, without limitation, the Company’s 2022 Long Term Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or Title of ERISA shall be deemed to include a reference to any corresponding provision of future law.

“final adjustment” has the meaning set forth in Section 10.3(b)(2).

“First A&R Agreement” has the meaning set forth in the preamble hereto.

“flow through entity” has the meaning set forth in Section 3.3(d)(3).

“Forced Conversion” has the meaning set forth in Section 4.7(c).

“Forced Conversion Notice” has the meaning set forth in Section 4.7(c).

“GAAP” means U.S. generally accepted accounting principles, applied on a consistent basis.

“General Partner” has the meaning set forth in the preamble hereto and means NexPoint SFR OP GP, LLC or its successor or permitted assignee, as general partner of the Partnership.

“General Partner Interest” means a Partnership Interest held by the General Partner, in its capacity as general partner of the Partnership, which shall in all cases be a non-economic interest. A General Partner Interest may be (but is not required to be) expressed as a number of Partnership Units.

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“Incapacity” or “Incapacitated” means, (a) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her Person or estate, (b) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (c) as to any partnership or limited liability company which is a Partner, the dissolution and commencement of winding up of the partnership or limited liability company, (d) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership, (e) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee), or (f) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (i) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) the Partner is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (iii) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors, (iv) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (ii) above, (v) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s properties, (vi) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within 120 days after the commencement thereof, (vii) the appointment without the Partner’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within 90 days of such appointment, or (viii) an appointment referred to in clause (vii) which has been stayed is not vacated within 90 days after the expiration of any such stay.

“Indemnitee” means: (a) any Person made a party to a proceeding by reason of (i) his or its status as the General Partner, as a trustee, director, officer, shareholder, partner, member, employee, representative or agent of the General Partner or as an officer, employee, representative or agent of the Partnership or as the Partnership Representative, or (ii) his, her or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken assets subject to); and (b) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability) following Partnership Board Approval.

“Initial Agreement” has the meaning set forth in the recitals hereto.

“Investment Committee” has the meaning set forth in Section 7.12(a).

“Investment Decision” has the meaning set forth in Section 7.12(a).

“Investments” means any investments by the Company or the Partnership in Real Estate Assets or any other asset.

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“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Joint Ventures” means any joint venture or partnership arrangements (other than between the Company and the Partnership) in which the Company or the Partnership or any of their subsidiaries is a co-venturer, member or partner, which are established to own Investments.

“judicial review” has the meaning set forth in Section 10.3(b)(1).

“Limited Partner” has the meaning set forth in the recitals hereto, including any Substituted Limited Partner or Additional Limited Partner, in such Person’s capacity as a limited partner of the Partnership. For purposes of this Agreement and the Act, the Limited Partners shall constitute a single class or group of limited partners.

“Limited Partner Interest” means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled, as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be (but is not required to be) expressed as a number of Partnership Units.

“Liquidating Events” has the meaning set forth in Section 13.1.

“Liquidating Gains” means any net gain realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to the net gain realized in connection with an adjustment to the Carrying Value of Partnership assets under Section 1.D of Exhibit A attached hereto.

“Liquidating Losses” means any net loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to the net loss realized in connection with an adjustment to the Carrying Value of Partnership assets under Section 1.D of Exhibit A attached hereto.

“Liquidator” has the meaning set forth in Section 13.2(a).

“LTIP Unitholder” means a Partner that holds LTIP Units.

“LTIP Units” means a Partnership Unit which is designated as an LTIP Unit and which has the rights, preferences and other privileges designated in Section 4.6 and elsewhere in this Agreement in respect of holders of LTIP Units. The allocation of LTIP Units among the Partners shall be set forth on the books and records of the Partnership.

“Manager” has the meaning set forth in the Management Agreement.

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“Management Agreement” means the Management Agreement, dated June 8, 2022, by and among the Company, the Partnership and the Manager, as now or hereafter amended, restated, modified, supplemented or replaced.

“Management Designees” has the meaning set forth in Section 7.12(a)(2).

“Management Holders” means Levinson Partners LLC, ALOCS, LLC and Hagedorn Family Investments.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit A.

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit A.

“Non-Approving Partners” has the meaning set forth in Section 11.6(a).

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit C.

“Partner” means a General Partner or a Limited Partner, and “Partners” has the meaning set forth in the preamble hereto.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

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“Partnership” has the meaning set forth in the recitals hereto.

“Partnership Board” has the meaning set forth in Section 7.13.

“Partnership Board Approval” means the written consent of the Partnership Board.

“Partnership Directors” has the meaning set forth in Section 7.13.

“Partnership Interest” means an ownership interest, including LTIP Units, in the Partnership held by a Partner and includes any and all benefits to which the holder of such ownership may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be (but is not required to be) expressed as a number of Partnership Units.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in a Partnership Minimum Gain, for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Partnership Record Date” means the record date established by the General Partner for the distribution of Available Cash pursuant to Section 5.1, which record date shall be the same as the record date established by the Company for a distribution to its shareholders of some or all of its portion of such distribution or such other record date established by the General Partner following Partnership Board Approval.

“Partnership Representative” has the meaning set forth in Section 10.3(a).

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1 and 4.2 and includes Common Units, LTIP Units, Series A Preferred Units and any other classes or series of Partnership Units established after the date hereof. The number of Partnership Units outstanding and the Percentage Interest in the Partnership represented by such Partnership Units are set forth on the books and records of the Partnership.

“Partnership Year” means the fiscal year of the Partnership, which shall be the calendar year.

“Percentage Interest” means, as to a Partner, its interest in the Partnership as determined by dividing the Partnership Units owned by such Partner by the total number of Partnership Units then outstanding and as specified on the books and records of the Partnership; provided, however, that, to the extent applicable in context, the term “Percentage Interest” means, as to a Partner, its interest in a specific class or series (or specified group of classes and/or series) as determined by dividing the Partnership Units of a specific class or series (or specified group of classes and/or series) owned by such Partner by the total number of Partnership Units of such specific class or series (or specified group of classes and/or series) outstanding.

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“Person” means an individual or a real estate investment trust, corporation, partnership, limited liability company, trust, estate, unincorporated organization, association or other entity.

“Profits LTIP Unit” has the meaning set forth in Section 4.6(a).

“Properties” means any assets and property of the Partnership such as, but not limited to, interests in real property and personal property, including, without limitation, fee interests, interests in ground leases, easements and rights of way, interests in limited liability companies, Joint Ventures or partnerships, interests in mortgages, and Debt instruments as the Partnership may hold from time to time and “Property” means any one such asset or property.

“Publicly Traded” means listed or admitted to trading on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or any successor to any of the foregoing.

“Purchase Agreements” means (a) that certain Purchase and Sale Agreement, dated February 1, 2022, by and among the Manager and AV HomeSource, L.P. to acquire all of the issued and outstanding partnership interests of the Manager, (b) that certain Contribution Agreement, dated June 8, 2022, by and among the Company, the Partnership and certain Limited Partners and (c) that certain Promissory Note, dated February 1, 2022, issued by the Manager in favor of the Partnership.

“Qualified REIT Subsidiary” means a qualified REIT subsidiary of the Company within the meaning of Section 856(i)(2) of the Code.

“Real Estate Assets” means any investment by the Company or the Partnership (including, without limitation, reserves for capital expenditures) in unimproved and improved Real Property (including, without limitation, fee or leasehold interests, options and leases) either directly, through a direct or indirect Subsidiary of the Company or the Partnership or through a Joint Venture.

“Real Property” means real property owned from time to time by the Company or the Partnership, either directly, through a direct or indirect Subsidiary of the Company or the Partnership or through a Joint Venture, which consists of (a) land only, (b) land, including the single-family and multi-family residences located thereon, (c) single-family and multi-family residences only, (d) real estate-related securities (including preferred stock), mortgage, bridge or mezzanine loans, or (e) such Investments the Board of Directors or the Adviser designate as Real Property to the extent such Investments could be classified as Real Property.

“Recapture Income” means any gain recognized by the Partnership upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

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“Redeeming Partner” has the meaning set forth in Section 8.6(a).

“Redemption Amount” means either the Cash Amount or the REIT Shares Amount, as determined by the Board of Directors; provided, however, that if the REIT Shares are not Publicly Traded at the time a Redeeming Partner exercises its Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Partner, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the REIT Shares Amount. A Redeeming Partner shall have no right, without the Board of Director’s consent, in its sole and absolute discretion, to receive the Redemption Amount in the form of the REIT Shares Amount.

“Redemption Right” shall have the meaning set forth in Section 8.6(a).

“Regulations” means the Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“REIT” means a real estate investment trust under Section 856 of the Code.

“REIT Requirements” shall have the meaning set forth in Section 5.5.

“REIT Shares” means shares of Class A Common Stock, $0.01 par value per share, of the Company.

“REIT Shares Amount” means a number of REIT Shares equal to the product of the number of Partnership Units offered for redemption by a Redeeming Partner, multiplied by the Conversion Factor; provided, that in the event the Company issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the shareholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the “rights”), and the Company can issue such rights to the Redeeming Partner, then the REIT Shares Amount shall also include such rights that a holder of that number of REIT Shares would be entitled to receive.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for U.S. federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.(1)(a) or 2.B.(2)(a) of Exhibit B to eliminate Book-Tax Disparities.

“Sale of the Partnership” means (a) a sale or other disposition of all or substantially all of the assets of the Partnership or a related series of transactions that taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership, (b) a transaction or series of related transactions in which a Person, or group of related Persons, acquires more than 50% of the outstanding Partnership Units, or (c) the merger or consolidation of the Partnership with or into another Person that is not (i) an Affiliate of the Partnership or (ii) a Partner, in each case in clauses (b) and (c) above, under circumstances in which the holders of a majority of Partnership Units, immediately prior to such transaction, own less than a majority in voting power of the surviving or resulting Person immediately following such transaction.

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“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Units” means a Preferred Unit which is designated as a “12.0% Series A Cumulative Non-Voting Preferred Unit” and which has the rights, preferences and other privileges designated in Annex B hereto and elsewhere in this Agreement in respect of holders of Preferred Units.

“Side Letter” means that certain side letter, dated June 8, 2022, by and among the General Partner, the Manager, the Company, the Partnership and other parties thereto, as was and may further be amended, restated, modified, supplemented or replaced from time to time.

“Specified Redemption Date” means (i) in the case of a redemption by any Class A Common Unitholder, the day of receipt by the Partnership of a Notice of Redemption and (ii) in the case of a redemption by any holder of Common Units other than Class A Common Units, the 10th Business Day after receipt by the Partnership of a Notice of Redemption; provided, that if the Company combines its outstanding REIT Shares, no Specified Redemption Date shall occur after the record date of such combination of REIT Shares and prior to the effective date of such combination.

“Subsidiary” means, with respect to any Person, any real estate investment trust, corporation, partnership, limited liability company or other entity of which (a) a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests, is owned, directly or indirectly, by such Person or (b) such Person acts as the general partner, sole member or sole manager.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4.

“Target Balance” has the meaning set forth in Section 1.H.1 of Exhibit B.

“tax audit” has the meaning set forth in Section 10.3(b)(1).

“Tenant” means any tenant from which the Company derives rent either directly or indirectly through partnerships or limited liability companies, including the Partnership.

“Trading Days” means days on which the primary trading market for REIT Shares, if any, is open for trading.

“Transactions” has the meaning set forth in Section 15.12.

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“transfer” has the meaning set forth in Section 11.1(a).

“Unrealized Gain” attributable to any item of Partnership Property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property (as determined under Exhibit A) as of such date; over (b) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit A) as of such date.

“Unrealized Loss” attributable to any item of Partnership Property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit A) as of such date; over (b) the fair market value of such property (as determined under Exhibit A) as of such date.

“Unvested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Valuation Date” means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to a REIT Share, the greater of (a) the Company’s most recent net asset value, as determined by the Board of Directors and (b) if the REIT Shares are listed or admitted to trading on any national securities exchange, the volume weighted average price for the 10 consecutive Trading Days immediately preceding the Valuation Date. If the REIT Shares are not listed or admitted to trading on any national securities exchange, the volume weighted average price with respect to a REIT Share will be the volume weighted average price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner or if no such closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 10 days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the 10 days prior to the date in question, the Value of the REIT Shares shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Shares Amount includes rights that a holder of REIT Shares would be entitled to receive, then the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Vested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by a holder of LTIP Units upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

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ARTICLE 2.

ORGANIZATIONAL MATTERS

Section 2.1. Continuation.

The Partners hereby continue the Partnership as a limited partnership under and pursuant to the Act. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

Section 2.2. Name.

The name of the Partnership heretofore formed and continued hereby shall be NexPoint SFR Operating Partnership, L.P. The Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, following Partnership Board Approval. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner, following Partnership Board Approval, may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3. Registered Office and Agent; Principal Office.

The address of the registered office of the Partnership in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801 and the registered agent for service of process on the Partnership in the State of Delaware shall be The Corporation Trust Company. The principal office of the Partnership shall be 300 Crescent Court, Suite 700, Dallas, Texas 75201 or such other place as the General Partner, following Partnership Board Approval, may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner, following Partnership Board Approval, deems advisable.

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Section 2.4. Power of Attorney.

(a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each (the “Attorney in Fact”), and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the Attorney In Fact deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (ii) all instruments that the Attorney in Fact deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Attorney in Fact deems appropriate or necessary to reflect the dissolution and winding up of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (iv) all conveyances and other instruments or documents that the Attorney in Fact deems appropriate or necessary to reflect the distribution or exchange of assets of the Partnership pursuant to the terms of this Agreement and (v) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to Articles 11, 12 or 13 hereof or the Capital Contribution of any Partner. Nothing contained herein shall be construed as authorizing the Attorney in Fact to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the Attorney in Fact to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Units and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the Attorney in Fact, acting in good faith pursuant to such power of attorney, and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney in Fact, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the Attorney in Fact, within 15 days after receipt of the Attorney in Fact’s request therefor, such further designation, powers of attorney and other instruments as the Attorney in Fact deems necessary to effectuate this Agreement and the purposes of the Partnership.

(c) Notwithstanding anything in this Section 2.4, no Attorney in Fact may exercise the power and authority under this Section 2.4 without Partnership Board Approval.

Section 2.5. Term.

The term of the Partnership commenced on the date that the Certificate was filed with the Secretary of State of the State of Delaware and shall continue until dissolved pursuant to the provisions of Article 13 or as otherwise provided by law.

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Section 2.6. Admission of Partners.

Each Limited Partner being admitted to the Partnership from time to time after the date hereof shall be deemed admitted to the Partnership as a limited partner of the Partnership upon such Limited Partner’s execution and delivery of a counterpart to this Agreement or equivalent thereof, including but not limited to a power of attorney granted to the General Partner, and delivery to the Partnership of its initial Capital Contribution, such initial Capital Contribution specified on the books and records on the Partnership pursuant to Section 4.1. Each General Partner being admitted to the Partnership from time to time after the date hereof shall be deemed admitted to the Partnership as a general partner of the Partnership in accordance with Section 11.2 following such General Partner’s execution and delivery of a counterpart to this Agreement or equivalent thereof, and such other documentation reasonably required by the Partnership Board.

ARTICLE 3.

PURPOSE

Section 3.1. Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership is to conduct any business that may be lawfully conducted by a limited partnership formed pursuant to the Act.

Section 3.2. Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property.

Section 3.3. Representations and Warranties by the Parties.

(a) Each Partner that is an individual represents and warrants to each other Partner that (i) such Partner has the legal capacity to enter into this Agreement and perform such Partner’s obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by such Partner will not result in a breach or violation of, or a default under, any agreement by which such Partner or any of such Partner’s property is or are bound, or any statute, regulation, order or other law to which such Partner is subject, (iii) such Partner is a “United States person” within the meaning of Section 7701(a)(30) of the Code, and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

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(b) Each Partner that is not an individual represents and warrants to each other Partner that (i) its execution and delivery of this Agreement and all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including without limitation, that of its general partner(s), committee(s), trustee(s), beneficiaries, director(s) and/or shareholder(s), as the case may be, as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its certificate of limited partnership, partnership agreement, trust agreement, limited liability company operating agreement, declaration of trust, charter or bylaws, as the case may be, any agreement by which such Partner or any of such Partner’s properties or any of its partners, beneficiaries, trustees or shareholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Partner or any of its partners, trustees, beneficiaries or shareholders, as the case may be, is or are subject, (iii) such Partner is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

(c) Each Partner represents, warrants and agrees that it has acquired and continues to hold its interest in the Partnership for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Partner further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds it has invested in the Partnership in what it understands to be a highly speculative and illiquid investment.

(d) Each Partner further represents, warrants, covenants and agrees as follows:

(1) Except as provided in Exhibit E hereto, at any time such Partner actually or Constructively Owns a 25% or greater capital interest or profits interest in the Partnership, it does not and will not, without the prior written consent of the Company, actually own or Constructively Own (i) with respect to any Tenant that is a corporation, any stock of such Tenant, and (ii) with respect to any Tenant that is not a corporation, any interest in either the assets or net profits of such Tenant.

(2) Upon request of the General Partner, it will promptly disclose to the General Partner and the Company the amount of REIT Shares or other capital shares of the Company that it actually owns or Constructively Owns.

(3) Without Partnership Board Approval, which may be given or withheld in its sole discretion, no Partner shall take any action that would cause the Partnership at any time to have more than 100 partners (including as partners those Persons indirectly owning an interest in the Partnership through a partnership, limited liability company, S corporation or grantor trust (such entity, a “flow through entity”), but only if substantially all of the value of such person’s interest in the flow through entity is attributable to the flow through entity’s interest (direct or indirect) in the Partnership).

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(e) The representations and warranties contained in this Section 3.3 shall survive the execution and delivery of this Agreement by each Partner and the dissolution and winding up of the Partnership.

(f) Each Partner hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Partnership or the Company have been made by any Partner or any employee or representative or Affiliate of any Partner, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, which may have been in any manner submitted to such Partner shall not constitute any representation or warranty of any kind or nature, express or implied.

(g) Each Partner understands that if, for any reason, (i) the representations, warranties or agreements set forth in this Section 3.3 are violated, or (ii) the Partner’s actual or Constructive Ownership of REIT Shares or other capital shares of the Company violates the limitations set forth in the Charter, then (x) some or all of the Redemption Rights of the Partnership may become non-exercisable, and (y) some or all of the REIT Shares owned by the Partners may be automatically transferred to a trust for the benefit of a charitable beneficiary, as provided in the Charter.

Section 3.4. Not Publicly Traded.

The Partners intend for the Partnership to be treated as a partnership for U.S. federal income tax purposes and shall take all actions, and shall refrain from taking any action, required by the Code or Regulations thereunder to maintain classification for U.S. federal income tax purposes of the Partnership as a partnership. The General Partner, on behalf of the Partnership, shall use its best efforts not to take any action which would result in the Partnership being a “publicly traded partnership” within the meaning of either Section 469(k)(2) or 7704(b) of the Code. Subject to this Section 3.4, it is expressly acknowledged and agreed by the Partners that the General Partner may, following Partnership Board Approval, waive or otherwise modify the application with respect to any Partner(s) or Assignee(s) of any provision herein restricting, prohibiting or otherwise relating to (a) the transfer of a Limited Partner Interest or the Partnership Units evidencing the same, (b) the admission of any Limited Partners and (c) the Redemption Rights of such Partners, and that such waivers or modifications may be made by the General Partner at any time or from time to time, including, without limitation, concurrently with the issuance of any Partnership Units pursuant to the terms of this Agreement.

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ARTICLE 4.

CAPITAL CONTRIBUTIONS

Section 4.1. Capital Contributions of the Partners.

At the time of their respective execution of this Agreement by delivery of a counterpart signature page to the same or an equivalent thereof, the Partners shall make or shall have made Capital Contributions. The Partners shall own Partnership Units of the class or series and in the amounts and shall have a Percentage Interest in the Partnership, in each case, as set forth on the books and records of the Partnership. The Percentage Interest shall be adjusted from time to time by the General Partner to the extent necessary to reflect accurately exchanges, redemptions, additional Capital Contributions, the issuance of additional Partnership Units (pursuant to any merger or otherwise), or similar events having an effect on any Partner’s Percentage Interest. Except as provided in Sections 4.2, 4.3 and 10.4, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership. Each Limited Partner that contributes any Contributed Property shall promptly provide the General Partner with any information regarding such Contributed Property that is requested by the General Partner or the Company, including for Partnership tax return reporting purposes.

Section 4.2. Issuances of Additional Partnership Interests.

The General Partner is hereby authorized, following Partnership Board Approval, to cause the Partnership from time to time to issue to any existing Partner (including the General Partner and the Company) or to any other Person, and to admit such Person as a limited partner in the Partnership, Partnership Units (including, without limitation, Common Units and preferred Partnership Units) or other Partnership Interests, in each case in exchange for the contribution by such Person of property or other assets, in one or more classes, or one or more series of any of such classes, or otherwise with such designations, preferences, redemption and conversion rights and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partner Interests, all as shall be determined by the General Partner (following Partnership Board Approval), subject to Delaware law, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership. The issuance and terms of any LTIP Units shall be in accordance with Section 4.6

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Section 4.3. Additional Funds.

(a) The General Partner, following Partnership Board Approval, may determine from time to time that the Partnership requires additional funds (“Additional Funds”) for the acquisition of additional Properties, for the redemption of Partnership Units or for such other purposes as the General Partner may determine in its reasonable discretion. Subject to Section 7.1(a), Additional Funds may be obtained by the Partnership, at the election of the General Partner (following Partnership Board Approval), in any manner provided in, and in accordance with, the terms of this Section 4.3.

(b) Subject to Partnership Board Approval contemplated by Section 4.3(a) and the limitations set forth in Section 7.1, the General Partner, on behalf of the Partnership, may obtain any Additional Funds by accepting Capital Contributions from any Partners or other Persons. In connection with any such Capital Contribution (of cash or property), the General Partner is hereby authorized, to cause the Partnership from time to time to issue additional Partnership Units (as set forth in Section 4.2 above) in consideration therefor, and the Percentage Interests of the Partners shall be adjusted to reflect the issuance of such additional Partnership Units.

(c) Subject to Section 7.01(a) and Section 7.12 and Partnership Board Approval contemplated by Section 4.3(a), the General Partner may obtain any Additional Funds by causing the Partnership to incur Debt to any Person upon such terms as the General Partner determines appropriate (following Partnership Board Approval of such terms), including making such Debt convertible, redeemable or exchangeable for Partnership Units or REIT Shares; provided, however, that the Partnership shall not incur any such Debt if such Debt is recourse to any Partner (unless the Partner otherwise agrees).

(d) Subject to Section 7.01(a) and Section 7.12 and Partnership Board Approval contemplated by Section 4.3(a), the General Partner may obtain any Additional Funds by causing the Partnership to incur Debt with the Company; provided, however, that the Partnership shall not incur any such Debt if (i) a breach, violation or default of such Debt would be deemed to occur by virtue of the transfer of any Partnership Interest, or (ii) such Debt is recourse to any Partner (unless the Partner otherwise agrees).

Section 4.4. No Interest.

No Partner shall be entitled to interest on its Capital Contribution or on such Partner’s Capital Account.

Section 4.5. Preemptive Rights.

No Person shall have any preemptive, preferential or other similar right with respect to (a) additional Capital Contributions or loans to the Partnership or (b) the issuance or sale of any Partnership Units or other Partnership Interests.

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Section 4.6. LTIP Units.

(a) Issuance of LTIP Units. The General Partner, following Partnership Board Approval as contemplated by Section 7.1(a), may from time to time issue LTIP Units to Persons who provide services to the Partnership, the General Partner or the Company, for such consideration as the Partnership Board Unitholders may determine to be appropriate, and admit such Persons as Limited Partners. LTIP Units may be issued as either “capital interests” for U.S. federal income tax purposes (each, a “Capital LTIP Unit”) or “profits interests” for U.S. federal income tax purposes (each, a “Profits LTIP Unit”), each within the meaning set forth in Rev. Proc. 93-27 and Rev. Proc. 2001-43 (and any similar Rev. Proc., regulatory or other similar guidance subsequently issued by the IRS, and the parties hereto agree to take no position or file any return for U.S. federal income tax purposes inconsistent with such treatment. Subject to the following provisions of this Section 4.6 and the special provisions of Section 4.7, or as otherwise provided in this Agreement with respect to Profits LTIP Units, LTIP Units shall be treated as Class C Common Units, with all of the rights, privileges and obligations attendant thereto. For purposes of computing the Partners’ Percentage Interests, holders of LTIP Units shall be treated as Class C Common Unitholders and LTIP Units shall be treated as Class C Common Units. In particular, the Partnership shall maintain at all times a one-to-one correspondence between LTIP Units and Class C Common Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(1) If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence (subject to the economic differences between Profits LTIP Units and Class C Common Units) ratio between Class C Common Units and LTIP Units. The following shall be “Adjustment Events”: (A) the Partnership makes a distribution on all outstanding Class C Common Units in Partnership Units, (B) the Partnership subdivides the outstanding Class C Common Units into a greater number of units or combines the outstanding Class C Common Units into a smaller number of units, or (C) the Partnership issues any Partnership Units in exchange for its outstanding Class C Common Units by way of a reclassification or recapitalization of its Class C Common Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition (through the acquisition of equity interests or assets), merger, or other similar business combination, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan or (z) the issuance of any Partnership Units to the General Partner in respect of a Capital Contribution to the Partnership. If the Partnership takes an action affecting the Class C Common Units other than actions specifically described above as “Adjustment Events” and in the opinion of the General Partner, following Partnership Board Approval, such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any Equity Incentive Plan, in such manner and at such time as the General Partner, following Partnership Board Approval, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall mail a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; and

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(2) Subject to Partnership Board Approval, the LTIP Unitholders shall, when, as and if authorized and declared by the General Partner out of assets legally available for that purpose, be entitled to receive distributions in an amount per LTIP Unit equal to the distributions per Class C Common Unit, paid to holders of Class C Common Units on such Partnership Record Date established by the General Partner with respect to such distribution.

(b) Priority. Subject to the provisions of this Section 4.6 and the provisions of Sections 4.7 and 5.1, the LTIP Units shall rank pari passu with the Class C Common Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Partnership Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class C Common Units shall also rank junior to, on parity with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Class C Common Units are entitled to transfer their Class C Common Units pursuant to Article 11.

(c) Special Provisions. LTIP Units shall be subject to the following special provisions:

(1) Vesting Agreements. LTIP Units may, at the direction of the Partnership Board, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. The terms of any Vesting Agreement may be modified by the General Partner (only following Partnership Board Approval), from time to time, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the Equity Incentive Plan, if applicable. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units”; all other LTIP Units shall be treated as “Unvested LTIP Units.”

(2) Forfeiture. Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement that results in either the right of the Partnership to repurchase the LTIP Units at a specified purchase price or in the forfeiture of the LTIP Units, then if the Partnership exercises such right to repurchase or cause the forfeiture of LTIP Units in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date prior to the effective date of the forfeiture.

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(3) Redemption. The Redemption Right provided to the holders of Class C Common Unit under Section 8.6 shall not apply with respect to Vested LTIP Units unless and until they are converted to Class C Common Units as provided in Section 4.7.

(d) Voting. Solely with respect to Vested LTIP Units, LTIP Unitholders shall have the same voting rights as the Class C Common Unitholders, with the LTIP Units voting as a single class with the Class C Common Units and having one vote per LTIP Unit.

Section 4.7. Conversion of LTIP Units.

(a) Conversion Right. An LTIP Unitholder shall have the right (the “Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into Class C Common Units; provided, however, that a holder may not exercise the Conversion Right for less than one thousand (1,000) Vested LTIP Units or, if such holder holds less than one thousand (1,000) Vested LTIP Units, all of the Vested LTIP Units held by such holder; provided, further, that a holder of a Profits LTIP Unit may not exercise the Conversion Right with respect to such Profits LTIP Unit prior to the date on which the Book-Up Target for such Profits LTIP Unit becomes zero (an LTIP Unit eligible for conversion pursuant to this Section 4.7(a), an “Eligible LTIP Unit”). LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Class C Common Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested LTIP Units to become Vested LTIP Units, such LTIP Unitholder may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Partnership subject to such condition. Following Partnership Board Approval, the General Partner shall have the right at any time to cause a conversion of Vested LTIP Units into Class C Common Units. In all cases, the conversion of any LTIP Units into Class C Common Units shall be subject to the conditions and procedures set forth in this Section 4.7.

(b) Exercise by an LTIP Unitholder. A holder of Eligible LTIP Units may convert such Eligible LTIP Units into an equal number of fully paid and non-assessable Class C Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.6. In order to exercise his or her Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit F to this Agreement to the Partnership (with a copy to the General Partner) not less than ten nor more than 60 days prior to a date (the “Conversion Date”) specified in such Conversion Notice. A Conversion Notice shall be provided in the manner provided in Section 15.1. Each LTIP Unitholder covenants and agrees with the Partnership that all Eligible LTIP Units to be converted pursuant to this Section 4.7(b) shall be free and clear of all liens and encumbrances. Notwithstanding anything herein to the contrary, a holder of Eligible LTIP Units may deliver a Notice of Redemption pursuant to Section 8.6 relating to those Class C Common Units that will be issued to such holder upon conversion of such Eligible LTIP Units into Class C Common Units in advance of the Conversion Date; provided, however, that the redemption of such Class C Common Units by the Partnership shall in no event take place until after the Conversion Date.

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(c) Forced Conversion. Subject to Partnership Board Approval, the General Partner, on behalf of the Partnership, may cause any number of Eligible LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of Class C Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.6; provided, however, that the General Partner, on behalf of the Partnership, may not cause Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.7(b). In order to exercise its right of Forced Conversion, the General Partner on behalf of the Partnership, shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit G to this Agreement to the applicable LTIP Unitholder not less than ten nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.1.

(d) Completion of Conversion. A conversion of Eligible LTIP Units for which the holder thereof has given a Conversion Notice or the General Partner, on behalf of the Partnership, has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of Class C Common Units issuable upon such conversion. After the conversion of Eligible LTIP Units as aforesaid, the Partnership shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the General Partner certifying the number of Class C Common Units and remaining LTIP Units, if any, held by such person immediately after such conversion.

ARTICLE 5.

DISTRIBUTIONS

Section 5.1. Requirement and Characterization of Distributions.

The General Partner shall distribute at least quarterly a portion of Available Cash generated by the Partnership during such quarter or shorter period, such portion as determined by the General Partner following Partnership Board Approval, to the Partners that are Partners on the Partnership Record Date with respect to such quarter or shorter period in accordance with the following order of priority: (i) first, with respect to any Partnership Units that are entitled to any preference in distribution, in accordance with the rights of holders of such class(es) of Partnership Unit (and, within each class, among the holders of each such class, pro rata in proportion to their respective Percentage Interests of such class on such Partnership Record Date); and (ii) second, with respect to any Partnership Units that are not entitled to any preference in distribution, in accordance with the rights of holders of such class(es) of Partnership Unit (and, within each class, among holders of each such class, pro rata, in proportion to their respective Percentage Interests of such class on such Partnership Record Date); provided, that in no event may a Partner receive a distribution of Available Cash with respect to a Partnership Unit if such Partner is entitled to receive a distribution out of such Available Cash with respect to a REIT Share for which such Partnership Unit has been exchanged, and any such distribution shall be made to the Company. In accordance with Section 4.6(a), LTIP Unitholders shall be entitled to receive distributions pursuant to this Section 5.1 in an amount per LTIP Unit equal to the distributions made per Class C Common Unit.

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Section 5.2. Amounts Withheld.

All amounts withheld or paid pursuant to the Code or any provisions of any state, local or non-U.S. tax law and Section 10.4 with respect to any allocation, payment or distribution to any Partner or Assignee shall be treated as amounts distributed to such Partner or Assignee pursuant to Section 5.1 for all purposes under this Agreement.

Section 5.3. Distributions Upon Liquidation.

Proceeds from a Sale of the Partnership and any other cash received or reductions in reserves made after commencement of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 13.2.

Section 5.4. Restricted Distributions.

Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the General Partner on behalf of the Partnership, shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate Section 17-607 of the Act or other applicable law.

Section 5.5. Compliance with REIT Requirements.

If the Company has determined to elect to be taxed as a REIT, the General Partner shall make such reasonable efforts, following Partnership Board Approval and consistent with the Company’s qualification as a REIT, to cause the Partnership to distribute sufficient amounts to enable the Company, for so long as the Company has determined to qualify as a REIT, to pay stockholder dividends that will (a) satisfy the requirements for qualifying as a REIT under the Code and Regulations (the “REIT Requirements”) and (b) except to the extent otherwise determined by the Company, eliminate any federal income or excise tax liability of the Company.

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ARTICLE 6.

ALLOCATIONS

Section 6.1. Allocations For Capital Account Purposes

(a) After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Income for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority:

(1) First, to the General Partner until the cumulative Net Income allocated to the General Partner under this Section 6.1(a)(1) equals the cumulative Net Loss allocated to the General Partner under Section 6.1(b)(3);

(2) Second, to the holders of Series A Preferred Units until the cumulative Net Income allocated to such holders under this Section 6.1(a)(2) equals the cumulative Net Loss allocated to such holders under Section 6.1(b)(2) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(3) Third, to the holders of Common Units and LTIP Units until the cumulative Net Income allocated to such holders under this Section 6.1(a)(3) equals the cumulative Net Loss allocated to such holders under Section 6.1(b)(1) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder);

(4) Fourth, 100% to the holders of Series A Preferred Units, pro rata in accordance with their respective Percentage Interests in the Series A Preferred Units, until the cumulative Net Income allocated to such holders under this Section 6.1(a)(4) is equal to the excess of (x) the cumulative amount of distributions such holders have received with respect the Series A Preferred Units (other than distributions of Liquidation Preference as defined in Annex B to the Agreement) for all Partnership Years or other applicable periods or to the date of redemption, to the extent such Series A Preferred Units are redeemed during such period, over (y) the cumulative Net Income allocated to such holders with respect to the Series A Preferred Units, pursuant to this Section 6.1(a)(4) for all prior Partnership Years or other applicable periods; and

(5) Thereafter, to the holders of Common Units and LTIP Units pro rata in accordance with their respective Percentage Interests.

(b) After giving effect to the special allocations set forth in Section 1 of Exhibit B attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit A attached hereto, Net Loss for each taxable year or other allocation period shall be allocated to the Partners’ Capital Accounts in the following order of priority.

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(1) First, to the holders of Common Units and LTIP Units with positive balances in their Economic Capital Account Balances attributable to the Common Units and LTIP Units in accordance with such balances until their Economic Capital Account Balances attributable to the Common Units and LTIP Units are reduced to zero;

(2) Second, to the holders of Series A Preferred Units until the Adjusted Capital Account of such holders in respect of its Series A Preferred Units is reduced to zero; and

(3) Thereafter, to the General Partner.

For purposes of determining allocations of Net Loss pursuant to Section 6.1(b)(1), a holder of a Profits LTIP Unit shall be treated as having a separate Economic Capital Account Balance, and for this purpose a separate Capital Account with an appropriate share of Partnership Minimum Gain and Partner Minimum Gain shall be maintained, for each tranche of Profits LTIP Units with a different issuance date that it holds and a separate Capital Account for its Common Units or Capital LTIP Units, if applicable, and the Economic Capital Account Balance of each holder of Common Units or Capital LTIP Units shall not include any Economic Capital Account Balance attributable to other series or classes of Partnership Units.

(c) It is the intention of the parties hereunder that the aggregate Capital Account balance of any holder of Series A Preferred Units in respect of its Series A Preferred Units at any date shall not exceed the amount of the original Capital Contributions made in respect of its Series A Preferred Units plus all accrued and unpaid distributions thereon, whether or not declared, to the extent not previously distributed. Notwithstanding anything to the contrary contained herein, in connection with the liquidation of the Partnership or the interest of a holder of Series A Preferred Units, and prior to making any other allocations of Net Income or Net Loss, items of income and gain or deduction and loss shall first be allocated to each holder of Series A Preferred Units in respect of its Series A Preferred Units in such amounts as is required to cause the Adjusted Capital Account of such holders with respect to such Series A Preferred Units (taking into account any amounts such Partner is obligated to contribute to the capital of the Partnership or is deemed obligated to contribute pursuant to Regulations Section 1.704-1(b)(2)(ii)(c)(2)) to equal the amount such holder is entitled to receive in respect of its Series A Preferred Units pursuant to the provisions of Sections 6 and 7 of Annex B.

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ARTICLE 7.

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1. Management.

(a) Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner or other Person shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may be removed, with or without cause, by the Partnership Board in accordance with Sections 7.13 and 11.2. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to the terms of this Agreement, shall have full power and authority to do all things deemed necessary, desirable or convenient by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1. Notwithstanding the foregoing, except as expressly contemplated by the Management Agreement or is delegated to the Investment Committee pursuant to Section 7.12, the General Partner shall not do any of the following without the prior receipt of Partnership Board Approval:

(1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit the Company (so long as the Company desires to maintain its qualification as a REIT) to avoid the payment of any U.S. federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders in amounts sufficient to permit the Company to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets or any assets of its Subsidiaries);

(2) the making of tax, regulatory and other filings or elections, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(3) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity (all of the foregoing subject to any prior approval only to the extent required by Section 7.3);

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(4) the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership, the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms that it sees fit, including, without limitation, the financing of the conduct of the operations of the Partnership, the Company or any of the Partnership’s or the Company’s Subsidiaries, the lending of funds to other Persons (including, without limitation, the Subsidiaries of the Partnership and/or the Company) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to its Subsidiaries;

(5) the negotiation, execution, delivery and performance of any contracts (including leases), conveyances or other instruments that the General Partner considers useful or necessary or convenient to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including, without limitation, contracting with consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(6) the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(7) holding, managing, investing and reinvesting cash and other assets of the Partnership;

(8) the amending, restating and/or supplementing this Agreement, any side letter contemplated by Section 15.11, or the Certificate;

(9) the establishment of one or more divisions of the Partnership, the selection and dismissal of employees of the Partnership (including, without limitation, employees who may be designated as officers with titles such as “president,” “vice president,” “secretary” and “treasurer” of the Partnership), and agents, outside attorneys, accountants, consultants and contractors of the Partnership, and the determination of their compensation and other terms of employment or hiring;

(10) the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, limited liability companies, REITs, corporations, entities that are treated as REITs, “taxable REIT subsidiaries” or as foreign corporations for U.S. federal income tax purposes, Joint Ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property or the making of loans to, its or the Company’s Subsidiaries and any other Person in which it has an equity investment from time to time or the incurrence of indebtedness on behalf of such Persons or the guarantee of obligations of such Persons and the making of any tax, regulatory or other filing or election with respect to any of the foregoing Persons); provided, that as long as the Company has determined to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the Company to fail to qualify as a REIT;

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(11) the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, Debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurrence of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(12) the undertaking of any action in connection with the Partnership’s direct or indirect investment in any Subsidiary or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons);

(13) the determination of the fair market value of any Partnership Property distributed in kind using such reasonable method of valuation as the General Partner may adopt;

(14) the enforcement of any rights against any Partner pursuant to representations, warranties, covenants and indemnities relating to such Partner’s contribution of property or assets to the Partnership;

(15) the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

(16) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

(17) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest pursuant to contractual or other arrangements with such Person;

(18) the making, execution, delivery and performance of any and all deeds, leases, notes, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary, appropriate or convenient, in the judgment of the General Partner, for the accomplishment of any of the powers of the General Partner enumerated in this Agreement; and

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(19) the issuance of additional Partnership Units and other partnership interests to any Partners or other Persons.

(b) Subject to the rights of the Partners and Partnership Board Approval as set forth in this Agreement, including, but not limited to, Section 7.1(a), each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership, and otherwise to exercise any power of the General Partner under this Agreement or the Act, without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as provided in Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

(c) At all times from and after the date hereof, the General Partner, following Partnership Board Approval, may cause the Partnership to establish and maintain at any and all times working capital accounts and other cash or similar balances in such amounts as the General Partner, following Partnership Board Approval, deems appropriate and reasonable from time to time.

(d) At all times from and after the date hereof, the General Partner may cause, and following Partnership Board Approval, shall cause, the Partnership to obtain and maintain (i) casualty, liability and other insurance on the Properties and (ii) liability insurance for the Indemnitees hereunder.

(e) In exercising its authority under this Agreement, the General Partner (solely following Partnership Board Approval, and in all cases in accordance with Partnership Board Approval) shall take into account the tax consequences to any Partner of any action taken (or not taken) by it. The General Partner, the Partnership Board, and the Partnership shall not be liable to a Limited Partner under any circumstances as a result of an income tax or other tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner taken pursuant to its authority under this Agreement or at the direction of the Partnership Board.

Section 7.2. Certificate of Limited Partnership.

The Initial General Partner filed the Certificate with the Secretary of State of the State of Delaware as required by the Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, or the District of Columbia, in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate or convenient, the General Partner shall file amendments to and restatements of the Certificate and do all of the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5(a)(2), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto or restatement thereof to any Limited Partner.

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Section 7.3. Restrictions on General Partner Authority.

The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement without the written consent of Limited Partners holding a majority of the Percentage Interests held by Limited Partners, or such other percentage of the Limited Partners as may be specifically provided for under a provision of this Agreement.

Section 7.4. Reimbursement of the General Partner and the Company.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b) The Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s and the General Partner’s organization and the ownership of each of their assets and operations. The General Partner shall be reimbursed on a monthly basis for all expenditures that it reasonably incurs relating to the ownership and operation of, or for the benefit of, the Partnership; provided, that the amount of any such reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership; and provided, further, that the General Partner shall not be reimbursed for any (i) trustees’/directors’ fees, (ii) income tax liabilities or (iii) filing or similar fees in connection with maintaining the General Partner’s or any such Affiliate’s continued existence that are incurred by the General Partner or an Affiliate, but the Partners acknowledge that all other expenses of the General Partner and its Affiliates are deemed to be for the benefit of the Partnership. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7. Included among the expenditures for which the General Partner shall be entitled to reimbursement hereunder shall be any payments of debt service made by the General Partner, in its capacity as General Partner, as guarantor or otherwise, with respect to indebtedness encumbering any property held by the Partnership.

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(c) In the event that the Company shall elect to purchase from its shareholders REIT Shares for the purpose of delivering such REIT Shares to satisfy an obligation under any distribution reinvestment program adopted by the Company, any employee share purchase plan adopted by the Company, or any similar obligation or arrangement undertaken by the Company in the future, the purchase price paid by the Company for such REIT Shares and any other expenses incurred by the Company in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursed to the Company, subject to the condition that: (i) if such REIT Shares subsequently are sold by the Company, the Company shall pay to the Partnership any proceeds received by the Company for such REIT Shares (which sales proceeds shall include the amount of distributions reinvested under any distribution reinvestment or similar program; provided, that a transfer of REIT Shares for Partnership Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such REIT Shares are not retransferred by the Company within 30 days after the purchase thereof, the General Partner shall cause the Partnership to cancel a number of Partnership Units held by the Company equal to the product obtained by multiplying the Conversion Factor by the number of such REIT Shares (in which case such reimbursement shall be treated as a distribution in redemption of Partnership Units held by the Company).

Section 7.5. Outside Activities of the General Partner.

The General Partner and any Affiliates of the General Partner shall only conduct the activities contemplated by this Agreement and the Management Agreement. Notwithstanding the foregoing, the General Partner and any Affiliates of the General Partner may (a) acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests and (b) acquire less than 5% of the equity securities of any Person, which securities are listed on any national securities exchange and the General Partner or such Affiliate has no other business relationship, direct or indirect, with the issuer of such securities. For the avoidance of doubt, family members of Affiliates of the General Partner are permitted to own real estate for commercial purposes.

Section 7.6. Contracts with Affiliates.

(a) The Partnership may lend or contribute funds or other assets to, and borrow funds from, its or the Company’s Subsidiaries or other Persons in which it or the Company has an equity or other interests and such Persons may borrow funds from, and lend or contribute funds or other assets to, the Partnership, on terms and conditions established by the General Partner, following Partnership Board Approval. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(b) The Partnership may transfer assets to Joint Ventures upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner deems appropriate, following Partnership Board Approval.

(c) Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable, following Partnership Board Approval.

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(d) The General Partner, following Partnership Board Approval, may propose and adopt, on behalf of the Partnership, employee benefit plans, share option plans, and similar plans funded by the Partnership for the benefit of employees of the General Partner, the Company, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership, the Company, the General Partner or any Subsidiaries of the Partnership.

Section 7.7. Indemnification.

(a) To the fullest extent permitted by Delaware law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership or the Company as set forth in this Agreement, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Indemnitee acted in bad faith, or with gross negligence or willful misconduct. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise for any indebtedness of the Partnership or any Subsidiary of the Partnership (including without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership, or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.7.

(b) Reasonable expenses incurred by an Indemnitee who is a party to a proceeding shall be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in Section 7.7(a).

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitees are indemnified.

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(d) The Partnership may purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

(f) In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the Partnership’s liability to any Indemnitee under this Section 7.7, as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8. Liability of the General Partner and its Affiliates.

(a) Notwithstanding anything to the contrary set forth in this Agreement and subject to the terms of the Management Agreement, none of the General Partner, its Affiliates, or any of their respective officers, trustees, directors, shareholders, partners, members, employees, representatives or agents or any officer, employee, representative or agent of the Partnership and its Affiliates (individually, a “Covered Person” and collectively, the “Covered Persons”) shall be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Covered Person’s conduct did not constitute bad faith, gross negligence or willful misconduct.

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(b) The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, the Limited Partners and the shareholders of the Company collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (except as otherwise provided herein) in deciding whether to cause the Partnership to take (or decline to take) any actions. In the event of a conflict between the interests of the shareholders of the Company on the one hand and the Limited Partners on the other, the General Partner shall consult with the Board of Directors and shall endeavor in good faith to resolve the conflict in a manner not adverse to either the shareholders of the Company or the Limited Partners; provided, however, that any such conflict that the General Partner in good faith determines cannot be resolved in a manner not adverse to either the shareholders of the Company or the Limited Partners shall be resolved in favor of the shareholders of the Company. The General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners in connection with such decisions; provided, that the General Partner has acted in good faith.

(c) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may delegate any powers granted to it by this Agreement to any of its employees or Affiliates as permitted by and pursuant to the terms of the Management Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Covered Person’s liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, any Covered Person acting under this Agreement or otherwise shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Covered Person.

Section 7.9. Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

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(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, following Partnership Board Approval, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by the General Partner hereunder.

(d) Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the Company to qualify as a REIT, (ii) for the Company to otherwise satisfy the REIT Requirements, or (iii) to avoid the Company incurring any taxes under Section 337(d), 857, 1374 or 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

Section 7.10. Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

Section 7.11. Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person (unless set forth herein), to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

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Section 7.12. Investment Committee.

(a) The Partnership shall establish a committee (the “Investment Committee”), which shall be subordinate to the General Partner. The Investment Committee, shall be responsible for making all decisions and approvals, with respect to (i) potential Investments directly or indirectly by the Partnership in excess of $25 million (based on purchase price and estimated rehabilitation budget but excluding loan and closing costs), (ii) prior to the execution of definitive agreements related to any “build-to-rent” projects, (iii) any potential Investments directly or indirectly by the Partnership in geographic markets that the Partnership and its Subsidiaries do not own and operate one or more Properties as of the date of this Agreement, (iv) changes to previously approved "build-to-rent" budgets of ten percent (10%) or more, (v) hiring of third-party property managers and (vi) other matters as determined by the Board of Directors from time to time (any such determination, an “Investment Decision”). Manager, pursuant to the Management Agreement, may approve (i) any single home acquisition, (ii) potential Investments by the Partnership less than $25 million (based on purchase price and estimated rehabilitation budget but excluding loan and closing costs) and (iii) potential Investments by the Partnership for “build-to-rent” projects previously approved unless the budgeted land purchase and construction costs exceed the originally approved budget by ten percent (10%). The Investment Committee shall be initially comprised of four members, and the members of the Investment Committee shall initially be Matt McGraner, Brian Mitts, Randy Hagedorn and Richard Scola. The members of the Investment Committee shall be designated as follows:

(1) two of members shall be designated from time to time by the Company, which designees may include individuals employed by the Adviser (the “Company Designees”); and

(2) two of the members shall be designated by the Manager so long as the Management Agreement remains in full force and effect (the “Management Designees”). In the event the Management Agreement is terminated pursuant to its terms, the Management Designees shall be designated by the Limited Partners holding a majority of the Percentage Interests of the Limited Partners.

(b) If at any time the Company Designee ceases to serve on the Investment Committee (whether due to resignation, removal, disqualification or otherwise), the Company shall be responsible for the designation of a replacement for such Company Designee pursuant to Section 7.12(a)(1) and shall designate a replacement for such Company Designee by written notice to the Partnership. The Company shall be entitled to remove the Company Designee, at any time and from time to time, with or without cause (subject to applicable law), in the sole and absolute discretion of the Company, and the Company shall give written notice of such removal to the Partnership.

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(c) If at any time any Management Designee ceases to serve on the Investment Committee (whether due to resignation, removal, disqualification or otherwise), the Manager shall be responsible for the designation of a replacement for such Management Designee pursuant to Section 7.12(a)(2) and shall designate a replacement for such Management Designee by written notice to the Partnership. The Manager shall be entitled to remove any Management Designee, at any time and from time to time, with or without cause (subject to applicable law), in the sole and absolute discretion of the Manager. The Manager shall give written notice of such removal to the Partnership.

(d) On all Investment Decisions, each member of the Investment Committee shall be entitled to one vote.

(e) Meetings of the Investment Committee may be called by any member of the Investment Committee at any time. Each Investment Committee member shall be provided with not less than one Business Day’s nor more than 30 Business Days’ advance written notice of any meeting of the Investment Committee. A majority of the total number of members of the Investment Committee shall constitute a quorum. Investment Committee meetings shall be held at such location as may be specified in the notice of meeting. Investment Committee members may participate in and hold a meeting by means of conference telephone, video conference or similar communications equipment by means of which all Persons participating at the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. In the event the approval or consent of the Investment Committee is required for any action to be taken by the Partnership, such approval or consent may, in lieu of a meeting of the Investment Committee, be provided in writing, executed by all members of the Investment Committee.

(f) Any reports concerning the making of potential Investments, the disposal of existing Investments, or any financing arrangements relating to existing or potential Investments that are submitted pursuant to the Management Agreement or the Advisory Agreement, as applicable, to the Partnership shall be distributed promptly to all members of the Investment Committee, and shall be considered by the Investment Committee in making an Investment Decision relating to the matters covered therein.

(g) The members of the Investment Committee shall seek to make Investment Decisions on a unanimous basis; provided, that if no unanimous decision is made, any Investment Decision submitted for the approval of the Investment Committee shall be deemed approved (except by written consent contemplated by Section 7.12(e)) if approved by the affirmative vote of a majority of the total number of members of the Investment Committee.

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(h) Notwithstanding anything to the contrary herein, (i) the Board of Directors may overturn any Investment Decision pursuant to this Section 7.12, by the affirmative vote of a majority of the Board of Directors, and shall include at least one member of the Board of Directors appointed by the Adviser if an Advisory Agreement is then in effect and (ii) any approval or consent of the Investment Committee that would cause a default under any credit facility the Company, the Partnership or any of their respective Subsidiaries is a party to or would otherwise violate any agreement to which the Partnership is a party to, shall be automatically null and void without any additional action by the Board of Directors or any other Person.

Section 7.13. Board of Directors of the Partnership.

The Partners hereby agree, in accordance with Section 17-403 of the Act, that the Partnership shall have a committee of the Partners’ representatives, which are elected, designated or otherwise chosen as provided in this Section 7.13 (the “Partnership Board”). The Partnership Board shall be comprised of members (the “Partnership Directors”) and constitute a “committee” for purposes of Section 17-303(b)(7) of the Act. The Partners, including the General Partner, hereby delegate and vest the Partnership Board with the exclusive responsibility and authority to select, remove and replace the General Partner, and to take such actions necessary or incidental thereto, from time to time, on the terms specified in Section 11.2 of this Agreement and to direct and approve of actions to be taken by the General Partner. Such delegation and vesting of responsibility and authority shall be irrevocable except as required by the Act and, for the avoidance of doubt, includes exclusive responsibility and authority to authorize and approve the withdrawal of the General Partner, the transfer of the General Partner Interest and admission of a successor General Partner to the Partnership. For the avoidance of doubt, the voting and consent rights of the holders of Common Units as provided under this Section 7.13 are subject to the voting or consent rights of holders of a series or class of Common Units specified in this Agreement.

(a) Elections and Vacancies; Removal of a Partnership Director. The holders of Common Units shall be entitled to remove a Partnership Director at any time upon the affirmative vote or consent of the holders of a majority of the then-issued and outstanding Common Units, voting together as a single class. If a Partnership Director resigns, is removed or otherwise ceases to be a Partnership Director, or there is otherwise a vacant directorship, the holders of Common Units shall have the power to elect a Partnership Director to fill the vacancy upon the affirmative vote or consent of the holders of a majority of the then-issued and outstanding Common Units. Each Partnership Director shall serve until the earlier of such Partnership Director’s death, incapacity, resignation, or removal. Brian Mitts will act as the initial Partnership Director of the Partnership Board.

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(b) Resignation of a Partnership Director. A Partnership Director may resign as a Partnership Director by written instrument signed by the resigning Partnership Director and delivered to the Partnership Board or, if there are no other Partnership Directors, then to the General Partner. Any such resignation shall take effect upon such delivery or upon such later date as is specified in such instrument; provided, no resignation may be effective prior to the date of receipt without the unanimous consent of the Partnership Board or, if there are no other Partnership Directors, then the consent of the General Partner. Vacancies arising from the resignation may be filled in accordance with Section 7.13(a).

(c) Number and Other Qualifications; Chairperson. The Partnership Board shall consist of at least one and up to three Partnership Directors, or such other number as may be changed from time to time by the written consent of the holders of a majority of the then-issued and outstanding Common Units. Any written consent must set forth the new number of Partnership Directors and shall be filed with the records of the Partnership. The number of Partnership Directors shall initially be one. A Partnership Director need not be a resident of the State of Delaware. The Partnership Board in its discretion may elect a Partnership Director as a Chairperson of the Board who shall preside at meetings of the Partnership Board. In the case of a Partnership Board with only one Partnership Director, that Partnership Director shall be the Chairperson.

(d) Meetings. The Partnership Board shall meet at such time and at such place as the Partnership Board may designate. The Chairperson or a majority of the Partnership Directors may call a special meeting of the Partnership Board. Meetings of the Partnership Board may be held either in person or by means of a telephone or video conference or other communication device that permits each Partnership Director participating in the meeting to hear each other Partnership Director, at the office of the Partnership or such other place as may be determined from time to time by the Partnership Board. Written notice of each meeting of the Partnership Board shall be given to each Partnership Director at least 48 hours prior to each such meeting. Attendance of a Partnership Director at any meeting shall constitute a waiver of notice of such meeting, except where a Partnership Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(e) Quorum; Voting. At all meetings of the Partnership Board, the presence of a majority of the Partnership Directors serving on the Partnership Board shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a majority of all of the Partnership Directors present at the meeting shall be the act of the Partnership Board, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Partnership Board, the Partnership Directors present at the meeting may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. On all actions to be taken and matters to be decided by the Partnership Board, each Partnership Director shall each be entitled to one vote.

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(f) Action by Written Consent. Any action by the Partnership Board may be taken without a meeting if all of the Partnership Directors consent to the action in writing. Such written consents must set forth the action so taken and shall be filed with the records of the meetings of the Partnership Board. Such consent shall be treated for all purposes as a vote taken at a meeting of the Partnership Board.

(g) Selection, Removal and Replacement of the General Partner. The General Partner shall be selected, removed and replaced by the Partnership Board on the terms specified in this Section 7.13 and Section 11.2 of this Agreement.

ARTICLE 8.

RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1. Limitation of Liability.

No Limited Partner, acting in its capacity as such, shall have any liability under this Agreement except for liability resulting from: (a) an act or omission on the part of such Limited Partner that was committed in bad faith or was the result of active and deliberate dishonesty; (b) in the case of any criminal proceeding, an act or omission that such Limited Partner had reasonable cause to believe was unlawful; or (c) any transaction for which such Limited Partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of this Agreement, or (d) any act or omission as expressly provided in this Agreement or under the Act.

Section 8.2. Management of Business.

No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, trustee, director, member, employee or agent of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, trustee, director, member, employee or agent of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

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Section 8.3. Outside Activities of Limited Partners.

Subject to any agreements entered into by a Limited Partner or its Affiliates with the Partnership or any of its Subsidiaries, any Limited Partner (other than the Company) and any officer, trustee, director, member, employee, agent, trustee, Affiliate or shareholder of any such Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. None of the Limited Partners (other than the Company) nor any other Person shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

Section 8.4. Return of Capital.

Except pursuant to the right of redemption set forth in Section 8.6 or set-off right set forth in Section 11.2, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent provided by Exhibit B hereof or as otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 8.5. Rights of Limited Partners Relating to the Partnership.

(a) In addition to the other rights provided by this Agreement or by the Act, and except as limited by Section 8.5(c), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner’s own expense (including such copying and administrative charges as the General Partner may establish from time to time):

(1) to obtain a copy of the Partnership’s federal, state and local income tax returns for each Partnership Year;

(2) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

(3) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner.

(b) The Partnership shall notify each Limited Partner, upon request, of the then current Conversion Factor.

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(c) Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners (except the Company, including for the avoidance of doubt, its Board of Directors), for such period of time as the General Partner determines, following Partnership Board Approval, to be reasonable, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business, or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

(d) Upon written request by any Limited Partner, the General Partner shall cause the ownership of Partnership Interests by such Limited Partner to be evidenced by a certificate in such form as the General Partner may determine with respect to any class of Partnership Interests issued from time to time under this Agreement. The General Partner may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Partnership alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated. Unless otherwise determined by the General Partner, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Partnership a bond in such sum as the General Partner may direct as indemnity against any claim that may be made against the Partnership.

Section 8.6. Redemption Right.

(a) Subject to Sections 8.6(b) and 8.6(c) at any time on or after the later of (1) one year following the date on which the Company commences an ongoing private offering of REIT Shares and (2) one year following the date of the initial issuance thereof (which, in the event of the transfer of a Common Unit, shall be deemed to be the date that such Common Unit was issued to the original recipient thereof for purposes of this Section 8.6), the holder of a Common Unit (if other than the General Partner), including a holder of any LTIP Units that are converted into Common Units, shall have the right (the “Redemption Right”) to require the Partnership to redeem on a Specified Redemption Date all or a portion of the Partnership Units (provided that such Partnership Units constitute Common Units) held by such Limited Partner at a redemption price per Common Unit equal to and in the form of the Cash Amount to be paid by the Partnership. The Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the redemption right (the “Redeeming Partner”); provided, however, that the Partnership shall not be obligated to satisfy such Redemption Right if the Company elects to purchase the Partnership Units subject to the Notice of Redemption pursuant to Section 8.6(b). A Limited Partner may not exercise the Redemption Right for less than 1,000 Partnership Units at any one time or, if such Limited Partner holds less than 1,000 Partnership Units, all of the Partnership Units held by such Limited Partner. The Redeeming Partner shall have no right with respect to any Partnership Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee. In connection with any exercise of such rights by an Assignee on behalf of a Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner. Any Partnership Units redeemed by the Partnership pursuant to this Section 8.6(a) shall be cancelled upon such redemption.

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(b) Notwithstanding the provisions of Section 8.6(a), a Limited Partner that exercises the Redemption Right shall be deemed to have offered to sell the Partnership Units described in the Notice of Redemption to the Company, and the Company may, in its sole and absolute discretion, elect to purchase directly and acquire such Partnership Units by paying to the Redeeming Partner the Redemption Amount in the form of the Cash Amount or the REIT Shares Amount, as elected by the Company (in its sole and absolute discretion), on the Specified Redemption Date, whereupon the Company shall acquire the Partnership Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. If the Company shall elect to exercise its right to purchase Partnership Units under this Section 8.6(b) with respect to a Notice of Redemption, it shall so notify the Redeeming Partner within five Business Days after the receipt by it of such Notice of Redemption. Unless the Company (in its sole and absolute discretion) shall exercise its right to purchase Partnership Units from the Redeeming Partner pursuant to this Section 8.6(b), the Company shall not have any obligation to the Redeeming Partner or the Partnership with respect to the Redeeming Partner’s exercise of the Redemption Right. In the event the Company shall exercise its right to purchase Partnership Units with respect to the exercise of a Redemption Right in the manner described in the first sentence of this Section 8.6(b), the Partnership shall have no obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner’s exercise of such Redemption Right, and each of the Redeeming Partner, the Partnership and the Company shall treat the transaction between the Company and the Redeeming Partner, for U.S. federal income tax purposes, as a sale of the Redeeming Partner’s Partnership Units to the Company. Each Redeeming Partner agrees to execute such documents as the Company may reasonably require in connection with the issuance of REIT Shares upon exercise of the Redemption Right. In case of any reclassification of the REIT Shares (including, but not limited to, any reclassification upon a consolidation or merger in which the Company is the continuing corporation) into securities other than REIT Shares, for purposes of this Section 8.6(b), the Company (or its successor) may thereafter exercise its right to purchase Partnership Units for the kind and amount of shares of such securities receivable upon such reclassification by a holder of the number of REIT Shares for which such Units could be purchased pursuant to this Section 8.6(b) immediately prior to such reclassification.

(c) Notwithstanding the provisions of Section 8.6(a) and Section 8.6(b), a Partner shall not be entitled to exercise the Redemption Right pursuant to Section 8.6(a) to the extent that the delivery of REIT Shares to such Partner on the Specified Redemption Date by the Company pursuant to Section 8.6(b) (regardless of whether or not the Company would in fact exercise its rights under Section 8.6(b)) would (i) be prohibited, as determined in the sole discretion of the Company, under the Charter or (ii) cause the acquisition of REIT Shares by such Partner to be “integrated” with any other distribution of REIT Shares for purposes of complying with the Securities Act.

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(d) Each Partner covenants and agrees that all Partnership Units delivered for redemption shall be delivered to the Partnership free and clear of all liens; and, notwithstanding anything contained herein to the contrary, the Partnership shall be under no obligation to acquire Partnership Units which are or may be subject to any liens. Each Partner further agrees that, if any state or local property transfer tax is payable as a result of the transfer of its Partnership Units to the Partnership, such Partner shall assume and pay such transfer tax.

(e) If a Partner exercises its Redemption Right with respect to Class B Common Units pursuant to this Section 8.6 and the Company elects to purchase directly and acquire the same, the Class B Common Units will automatically convert to Class A Common Units upon purchase and acquisition by the Company. If a Partner exercises its Redemption Right with respect to Class C Common Units pursuant to this Section 8.6 and the Company elects to purchase directly and acquire the same, the Class C Common Units will, in the discretion of the General Partner following direction and Partnership Board Approval, convert to Class A Common Units upon purchase and acquisition by the Company or at such time as the General Partner determines, following Partnership Board Approval.

ARTICLE 9.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1. Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership’s business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with GAAP, or such other basis as the General Partner determines to be necessary or appropriate following Partnership Board Approval.

Section 9.2. Fiscal Year.

The fiscal year of the Partnership shall be the calendar year.

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Section 9.3. Reports.

(a) As soon as practicable, but in no event later than 75 days after the close of each Partnership Year, the General Partner shall cause to be mailed to each Limited Partner as of the close of the Partnership Year, an annual report containing financial statements of the Partnership, or of the Company if such statements are prepared solely on a consolidated basis with the Company, for such Partnership Year, presented in accordance with GAAP, such statements to be audited by a nationally recognized firm of independent public accountants selected by the Company; provided, that if such financial statements of the Company are available on the Securities and Exchange Commission’s website, then this obligation shall be satisfied.

(b) As soon as practicable, but in no event later than 105 days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner shall cause to be mailed to each Limited Partner as of the last day of the calendar quarter, a report containing unaudited financial statements of the Partnership, or of the Company, if such statements are prepared solely on a consolidated basis with the Company, and such other information as may be required by applicable law or regulation, or as the General Partner, following Partnership Board Approval, determines to be appropriate; provided that if such financial statements of the Company are available on the Securities and Exchange Commission’s website, then this obligation shall be satisfied.

(c) The Partnership shall also cause to be promptly prepared such reports and/or information as are necessary for the Company to determine its qualification as a REIT and its compliance with the requirements for REITs pursuant to the Code and Regulations.

ARTICLE 10.

TAX MATTERS

Section 10.1. Preparation of Tax Returns.

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall furnish by July 31 of the year immediately following each taxable year, or as soon as reasonably practicable thereafter, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes provided, the General Partner shall engage the person approved by the Partnership Board to prepare and file all such returns.

Section 10.2. Tax Elections.

Except as otherwise provided herein, the General Partner shall, following Partnership Board Approval, determine whether to make any available election pursuant to the Code. Notwithstanding the above, in making any such tax election the General Partner and the Partnership Board may, but shall be under no obligation to, take into account the tax consequences to the Limited Partners resulting from any such election.

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The General Partner can, following Partnership Board Approval, elect to use any method permitted by Section 704(c) of the Code and the Regulations thereunder to take into account any variation between the adjusted basis of any property contributed (or deemed contributed) to the Partnership and such property’s initial Carrying Value; provided, however, the traditional method with curative allocations under Section 1.704-3(c) of the Treasury Regulations shall be utilized with respect to any assets deemed contributed to the Partnership for U.S. federal income tax purposes pursuant to the transactions contemplated by the Purchase Agreements. The General Partner, following Partnership Board Approval, shall have the right to seek to revoke any tax election it makes (including, without limitation, an election under Section 754 of the Code) upon the General Partner’s determination, following Partnership Board Approval, that such revocation is in the best interests of the Partners.

To the extent provided for in Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date of this Agreement, the Partnership is hereby authorized to, and at the direction of the General Partner, following Partnership Board Approval, shall, elect a safe harbor under which the fair market value of any Partnership Interests issued in connection with the performance of services after the effective date of such Regulations or other guidance will be treated as equal to the liquidation value of such Partnership Interests (i.e., a value equal to the total amount that would be distributed with respect to such Partnership Interests if the Partnership sold all of its assets for their fair market value immediately after the issuance of such Partnership Interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceed the fair market value of the assets that secure them) and distributed the net proceeds to the Partners under the terms of this Agreement). In the event that the Partnership makes a safe harbor election as described in the preceding sentence, each Partner hereby agrees to comply with all safe harbor requirements with respect to transfers of such Partnership Interests while the safe harbor election remains effective.

Section 10.3. Partnership Representative.

(a) The Company or its designee shall be the “partnership representative” within the meaning of Code Section 6223 or similar role under state or local tax law of the Partnership for U.S. federal income tax purposes (the “Partnership Representative”).

(b) The Partnership Representative is authorized, but not required:

(1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the Partnership Representative may expressly state that such agreement shall bind all Partners;

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(2) in the event that a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a “final adjustment”) is mailed to the Partnership Representative to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(3) to intervene in any action brought by any other Partner for judicial review of a final adjustment;

(4) to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5) to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account of by a Partner for tax purposes, or an item affected by such item;

(6) to make any election with respect to an “imputed underpayment,” including an election under Section 6226 of the Code; and

(7) to take any other action on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the Partnership Representative, and the indemnification provisions set forth in Section 7.7 of this Agreement shall be fully applicable to the Partnership Representative in its capacity as such. Each Partner hereby agrees to cooperate with, and to take all reasonable actions requested by the Partnership Representative and the Partnership, to avoid or reduce any tax imposed under Section 6225 of the Code, including (i) taking such actions as may be required to effect the Company’s designation as the Partnership Representative, and on behalf of the Partnership, the Company’s (or its designee’s) appointment of any “designated individual”, (ii) providing any information or taking such other actions as may be reasonably requested by the Partnership Representative in order to determine whether any “imputed underpayment” (within the meaning of Section 6225 of the Code) may be modified pursuant to Section 6225(c) of the Code, (iii) providing any information or taking such other actions as may be reasonably requested by the Partnership Representative in connection with any election made by the Partnership Representative pursuant to Section 6226 of the Code, and (iv) upon the request of the Partnership Representative, filing any amended U.S. federal income tax return or comply with the alternative procedure described in Section 6225(c)(2)(B) of the Code, and paying any tax due in connection with such tax return in accordance with Section 6225(c)(2) of the Code or any corresponding provision of applicable state or local law.

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(c) The Partnership Representative shall receive no compensation for its services. All third party costs and expenses incurred by the Partnership Representative in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting and/or law firm to assist the Partnership Representative in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

(d) Each Partner and each Assignee hereby agrees to indemnify to the fullest extent permitted by law, the Partnership, the Partnership Representative, and anyone who serves or has served as an officer or director of the Partnership Representative from and against any imputed underpayment of the Partnership, to the extent attributable to the Partner’s or Assignee’s allocable share of any adjustments to items of income, gain, loss, deduction, or credit of the Partnership, or any Partner’s or Assignee’s distributive share thereof, for a Partnership taxable year, required to be paid by the Partnership under the Code (after taking into account appropriate modifications and any election made under Section 6226 of the Code), including, but not limited to any interest, penalty, addition to tax, or additional amount which relates to an adjustment to any such item or share, damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever which may be sustained or suffered by the Partnership, the Partnership Representative or anyone who serves or has served as an officer or director of the Partnership Representative relating thereto.

(e) The provisions of this Section 10.3 shall survive the termination of the Partnership or the termination of any Partner’s or Assignee’s interest in the Partnership and shall remain binding on the Partners and all Assignees for a period of time necessary to resolve with the IRS or the Department of the Treasury any and all matters regarding the U.S. federal income taxation of the Partnership items for the applicable tax year(s).

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Section 10.4. Withholding.

Each Limited Partner hereby authorizes the Partnership to withhold from, or pay on behalf of or with respect to, such Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner, following Partnership Board Approval, determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement (or with respect to the grant of LTIP Units), including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Section 1441, 1442, 1445, 1446, 1471, or 1474 of the Code and the Regulations thereunder, and any taxes paid by the Partnership with respect to an imputed underpayment. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within 15 days after notice from the General Partner that such payment must be made unless (a) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner, or (b) the General Partner determines, following Partnership Board Approval, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clause (a) or (b) shall be treated as having been distributed (or paid) to such Limited Partner. In the event that a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this Section 10.4 when due, the General Partner may, following Partnership Board Approval, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner. Without limitation, in such event the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Limited Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Limited Partner and immediately paid by the defaulting Limited Partner to the General Partner in repayment of such loan. Any amounts payable by a Limited Partner hereunder shall bear interest at the lesser of (i) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four percentage points, or (ii) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder. Upon a Limited Partner’s complete withdrawal from the Partnership, such Limited Partner shall be required to restore funds to the Partnership to the extent that the cumulative amount of taxes withheld from or paid on behalf of, or with respect to, such Limited Partner exceeds the sum of such amounts (A) repaid to the Partnership by such Limited Partner, (B) withheld from distributions to such Limited Partner and (C) paid by the General Partner on behalf of such Limited Partner.

ARTICLE 11.

TRANSFERS AND WITHDRAWALS

Section 11.1. Transfer.

(a) The term “transfer,” when used in this Article 11 with respect to a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term “transfer” when used in this Article 11 does not include (a) any redemption of Partnership Interests by the Partnership from a Limited Partner, (b) any acquisition of Partnership Units from a Limited Partner by the Company pursuant to Section 8.6, or (c) any distribution of Partnership Units by a Limited Partner to its beneficial owners.

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(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void.

(c) Notwithstanding the other provisions of this Article 11, the Partnership Interests of the Company may be transferred, in whole or in part, at any time or from time to time, to any Person that is, at the time of such transfer, a Qualified REIT Subsidiary. Upon any transfer permitted by this Section 11.1(c), the Company shall be relieved of all its obligations under this Agreement. The provisions of Sections 11.2(b), 11.3, 11.4(a) and 11.5 shall not apply to any transfer permitted by this Section 11.1(c).

Section 11.2. Transfers by the General Partner.

(a) The General Partner may not transfer any of its General Partner Interest or withdraw as General Partner, or transfer any of its Limited Partner Interest, except as provided in Sections 11.2(b), 11.2(c) and 11.2(d).

(b) Except as set forth in Section 11.2(d) or contemplated by the Side Letter, the General Partner shall not withdraw from the Partnership and shall not transfer all or any portion of its General Partner Interests in the Partnership (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise) unless approved by the Partnership Board. In addition, the General Partner hereby agrees, upon written instruction at any time by the Partnership Board to the following effect, to immediately (or at the time specified by such instruction) withdraw from the Partnership and transfer its General Partner Interest to any Person specified by the Partnership Board. Upon any transfer of the General Partner’s Partnership Interest in accordance with the provisions of this Section 11.2, the transferee shall become a successor General Partner for all purposes herein, and shall be vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired. It is a condition to any transfer by the General Partner otherwise permitted hereunder that the transferee assumes, by operation of law or express agreement, all of the obligations of the transferor General Partner under this Agreement with respect to such transferred Partnership Interest; provided, such transfer shall not relieve the transferor General Partner of its obligations under this Agreement without the prior written consent of the Partnership Board. In the event that the General Partner withdraws from the Partnership, in violation of this Agreement, the Side Letter or otherwise, the remaining Partners hereby agree to continue the business of the Partnership through the selection of a successor General Partner in accordance with the Act and this Agreement. Pursuant to Section 7.13 of this Agreement, the Partners delegated and vested their authority to select a successor General Partner exclusively in the Partnership Board.

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(c) In the event the Management Agreement is terminated for any reason or if the Partnership Board instructs the General Partner to withdraw as provided in Section 11.2(b), the General Partner shall cooperate with the Partnership Board or its duly appointed successor general partner to (i) withdraw from the Partnership, in its role as the General Partner, (ii) transfer all of its General Partner Interest in the Partnership to the successor general partner selected by the Partnership Board pursuant to an assignment agreement providing for, among other things, the release and indemnification of the General Partner from any obligations or liabilities with the respect to the General Partner Interest from and after the execution of such assignment and (iii) execute and acknowledge any required amendments to this Agreement reflecting the foregoing. Documentation governing any of the foregoing shall be in such form and content as are reasonably acceptable to the General Partner and the Partnership.

(d) In the event a Bankruptcy Event occurs with respect to the General Partner, the General Partner shall automatically withdraw from the Partnership, in its role as the General Partner, without any action on the part of the General Partner or any other Person, and shall transfer all of its General Partner Interest in the Partnership to the successor general partner selected by the Partnership Board. Further, the General Partner acknowledges and agrees that (i) a Bankruptcy Event by the General Partner will result in an event of default under any credit facility maintained by the Partnership and/or its Subsidiaries, and as such, covenants and agrees that it shall not permit a Bankruptcy Event to occur without the prior written consent of the Company (which may be unreasonably withheld, conditioned or delayed) and (ii) in the event of a Bankruptcy Event with respect to the General Partner, and a resulting breach of any credit facility maintained by the Partnership and/or its Subsidiaries, the Partnership shall be entitled to offset any fees, expenses, penalties or other amounts incurred or owed by the Partnership or its Subsidiaries against the Partnership Interests held by the Management Holders by (x) reducing the Capital Accounts held by the Management Holders or (y) the transfer of Partnership Units held by the Management Holders to the Company.

(e) To the extent the General Partner holds or, prior to withdrawal as such, held, a Limited Partner Interest, such Limited Partner Interest may not be transferred except in accordance with Section 11.3 hereof.

Section 11.3. Limited Partners’ Rights to Transfer.

(a) Except as provided in Section 11.3(b), no Limited Partner shall transfer all or any portion of its Partnership Interest to any transferee without Partnership Board Approval, which consent may be withheld in their sole and absolute discretion; provided, however, that if a Limited Partner is subject to Incapacity, such Incapacitated Limited Partner may transfer all or any portion of its Partnership Interest.

(b) Notwithstanding any other provision of this Article 11, a Limited Partner may transfer all or any portion of its Partnership Interest to any of its Affiliates and such transferee shall be admitted as a Substituted Limited Partner, all without obtaining Partnership Board Approval, unless such Affiliate does not qualify as an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

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(c) If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all of the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his or its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

(d) Without limiting the generality of Section 11.3(b), the Partnership Board may prohibit any transfer by a Limited Partner of its Partnership Interest if, in the opinion of legal counsel to the Partnership or the Partnership Board, such transfer would require filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units.

(e) No transfer by a Limited Partner of its Partnership Units may be made to any Person if (i) in the opinion of legal counsel for the Partnership or the Partnership Board, it could result in the Partnership being treated as an association taxable as a corporation or a “publicly traded partnership” within the meaning of either Section 469(k)(2) or 7704(b) of the Code, (ii) such transfer could be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, (iii) such transfer could result in the Partnership being unable to qualify for one or more of the “safe harbors” set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code; (iv) such transfer could adversely affect the ability of the Company to continue to qualify as a REIT or subject the Company to any additional taxes under Code Section 857 or Code Section 4981; (v) such transfer could cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA or to Section 4975 of the Code, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code), (vi) such transfer could, in the opinion of legal counsel for the Partnership or the Company, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.3-101, or (vii) such transfer could subject the Partnership to be regulated under the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or the fiduciary responsibility provisions of ERISA.

(f) No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability, without Partnership Board Approval.

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(g) The General Partner shall keep a register for the Partnership on which the transfer, pledge or release of Partnership Units shall be shown and pursuant to which entries shall be made to effect all transfers, pledges or releases as required by the applicable sections of Article 8 of the Uniform Commercial Code, as amended, in effect in the State of Delaware. The General Partner shall (i) place proper entries in such register clearly showing each transfer and each pledge and grant of security interest and the transfer and assignment pursuant thereto, such entries to be endorsed by the General Partner, and (ii) maintain the register and make the register available for inspection by all of the Partners and their pledgees at all times during the term of this Agreement. Nothing herein shall be deemed a consent to any pledge or transfer otherwise prohibited under this Agreement.

(h) If a holder of Class A Common Units or Class B Common Units transfers all or any portion of such Partnership Units to any other Person, such Partnership Units will upon transfer automatically convert to Class C Common Units, unless it is otherwise determined by the General Partner in its discretion following Partnership Board Approval. If a holder of Class C Common Units transfers all or any portion of such Partnership Units to a holder of Class A Common Units or Class B Common Units, such Partnership Units will, in the discretion of the General Partner following Partnership Board Approval, convert to Class A Common Units or Class B Common Units (determined based on the class of which the transferee holds the larger number of Partnership Units) upon transfer or at such time as the General Partner determines, following Partnership Board Approval.

Section 11.4. Substituted Limited Partners.

(a) No Limited Partner shall have the right to substitute a transferee as a Limited Partner in his or its place except upon Partnership Board Approval which may be given or withheld in their sole and absolute discretion. Following such Partnership Board Approval, the transferee of the interest of such Limited Partner shall be admitted pursuant to this Section 11.4 as a Substituted Limited Partner. The failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership, the Partnership Board or any Partner. A Person shall be admitted to the Partnership as a Substituted Limited Partner only upon the aforementioned Partnership Board Approval and the furnishing to the Partnership of (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents to effect such Person’s admission as a Substituted Limited Partner. The admission of any Person as a Substituted Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following Partnership Board Approval to such admission.

(b) A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

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(c) Upon the admission of a Substituted Limited Partner, the General Partner shall update the books and records of the Partnership to reflect the name, address, number of Partnership Units and Percentage Interest (as applicable) of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Limited Partner.

Section 11.5. Assignees.

If there is no Partnership Board Approval for the admission of any permitted transferee as a Substituted Limited Partner, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Partnership and the share of Net Income, Net Losses, Recapture Income, and any other items, gain, loss, deduction and credit of the Partnership attributable to the Partnership Interest assigned to such transferee, but shall not be deemed to be a holder of a Partnership Interest for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Interest in any matter presented to the Limited Partners for a vote (such Partnership Interest being deemed to have been voted on such matter in the same proportion as all other Partnership Interest held by Limited Partners are voted). In the event any such transferee desires to make a further assignment of any such Partnership Interest, such transferee shall be subject to all of the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of his or its Partnership Interest.

Section 11.6. Drag-Along Rights.

(a) In the event of an Approved Sale, the Partners who approved the Approved Sale (the “Approving Partners”) have the right to require each other Partner (the “Non-Approving Partners”) to transfer all Partnership Units then held by such Non-Approving Partner, free and clear of all liens, security interests or other restrictions of any kind, in accordance with this Section 11.6.

(b) In the event of an Approved Sale, the General Partner shall notify each Non-Approving Partner no more than ten Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 Business Days prior to the closing date of such Approved Sale, and each Non-Approving Partner will, subject to satisfaction of the conditions in Section 11.6(c), (i) if such transaction requires approval by the Partners, with respect to all Partnership Units that such Partner owns or over which such Partner otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such Partnership Units in favor of, and adopt, such Approved Sale, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Partnership to consummate such Sale of the Partnership, (ii) refrain from exercising any dissenter’s rights or rights of appraisal under applicable law at any time with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of Partnership Units, each Non-Approving Partner will agree to sell the same proportion of Partnership Units beneficially held by such Partner as is being sold by the Approving Partners to the Person(s) to whom the Approving Partners propose to sell their Partnership Units, on the same terms and conditions as the Approving Partners.

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(c) The obligations of the Partners pursuant to this Section 11.6 with respect to an Approved Sale are subject to the following conditions: (i) the aggregate consideration payable upon consummation of such Approved Sale to all of the Partners (the “Aggregate Consideration”) shall be allocated among the Partners as set forth in Section 5.3, (ii) upon the consummation of the Approved Sale, all of the Partners shall receive the same form of consideration per Partnership Unit of the same class or other equity interest, as allocated pursuant to subsection (i) hereof (except that a member of management may, with such Partner’s consent, receive securities pursuant to a management “rollover” which are not offered to all Partners), and (iii) that any indemnification, escrow, holdback and adjustment obligations undertaken by any Partner shall be pro rata among the Partners in proportion to the consideration to be received by the Partners in such Approved Sale; provided that indemnification obligations that relate solely to a particular Partner, such as indemnification with respect to representations and warranties made by a Partner with respect to such Partner (or such Partner’s ownership of Partnership Units) or covenants made by such Partner, shall be borne only by such Partner and shall not be deemed to reduce the Aggregate Consideration.

(d) Subject to the foregoing, each Partner hereby agrees to execute and deliver all related documentation and take such other action in support of the Sale of the Partnership as shall reasonably be requested by the General Partner or the Approving Partners in order to carry out the terms and provision of this Section 11.6 , including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. Subject to the satisfaction of the conditions in Section 11.6(c), each Partner (and their respective spouses, if residing in a community property state) hereby appoints the General Partner as their agent and attorney-in-fact to execute any and all documents related in connection with an Approved Sale (including documents granting customary indemnities to a buyer of assets or securities consistent with this Agreement) on their behalf and expressly bind themselves to such document by the General Partner’s execution of such document without further action on their part.

Section 11.7. General Provisions.

(a) No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner’s Partnership Interest in accordance with this Article 11, pursuant to redemption of all of its Partnership Units, or the acquisition thereof by the Company, under Section 8.6, or pursuant to the acquisition of all of its Partnership Units under Section 11.2.

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(b) Any Limited Partner who shall transfer all of its Partnership Interest in a transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all Assignees of such Partnership Interest as Substituted Limited Partners. Similarly, any Limited Partner who shall transfer all of its Partnership Units pursuant to a redemption of all of its Partnership Units, or the acquisition thereof by the Company under Section 8.6, or pursuant to the acquisition of all of its Partnership Units under Section 11.2, shall cease to be a Limited Partner.

(c) Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Partnership, unless the General Partner, following Partnership Board Approval, otherwise agrees.

(d) If any Partnership Interest is transferred or assigned during any quarterly segment of the Partnership’s fiscal year in compliance with the provisions of this Article 11 or redeemed or transferred pursuant to Section 8.6 on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Partnership Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash attributable to such Partnership Interest with respect to which the Partnership Record Date is before the date of such transfer, assignment, or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Interest shall be made to the transferee Partner.

ARTICLE 12.

ADMISSION OF PARTNERS

Section 12.1. Admission of Successor General Partner.

A successor to all of the General Partner Interest pursuant to Section 11.2 or the Side Letter who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to such transfer. Any such transferee shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. In the case of such admission on any day other than the first day of a Partnership Year, all items attributable to the General Partner Interest for such Partnership Year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6(d).

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Section 12.2. Admission of Additional Limited Partners.

(a) A Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents or instruments as may be required in the discretion of the General Partner in order to effect such Person’s admission as an Additional Limited Partner, in each case, after Partnership Board Approval.

(b) Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without Partnership Board Approval, which may be given or withheld in their sole and absolute discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following receipt of Partnership Board Approval to such admission.

(c) If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees, other than such Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all of the Partners and Assignees, including such Additional Limited Partner.

Section 12.3. Amendment of Agreement and Certificate of Limited Partnership.

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4.

ARTICLE 13.

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1. Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership without dissolution. The Partnership shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (“Liquidating Events”):

(a) an election to dissolve the Partnership made by the General Partner following Partnership Board Approval with the consent of Partners holding a majority of the Percentage Interests of the Limited Partners;

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(b) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

(c) at any time that there are no limited partners of the Partnership unless the business of the Partnership is continued in accordance with the Act;

(d) the sale of all or substantially all of the assets and properties of the Partnership; or

(e) any other event sufficient under the Act to cause the dissolution of the Partnership.

Section 13.2. Winding Up.

(a) Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The General Partner, or, in the event there is no remaining General Partner, any Person elected by a majority of the Percentage Interests of the Limited Partners (the General Partner or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Liquidator following Partnership Board Approval, include REIT Shares of the Company) shall be applied and distributed in the following order:

(1) First, in satisfaction of all of the Partnership’s Debts and liabilities to creditors other than the Partners (whether by payment or the making of reasonable provision for payment thereof);

(2) Second, to the payment and discharge of all of the Partnership’s Debts and liabilities to the General Partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under Section 7.4;

(3) Third, to the payment and discharge of all of the Partnership’s Debts and liabilities to the other Partners; and

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(4) The balance, if any, to the Partners in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

(b) Notwithstanding the provisions of Section 13.2(a) which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator, following Partnership Board Approval, determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidator may defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) and/or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2(a), undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, following Partnership Board Approval, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, following Partnership Board Approval, a pro rata portion of the distributions that would otherwise be made to the Partners pursuant to this Article 13 may be:

(1) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the Liquidator, following Partnership Board Approval, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement; or

(2) withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership; provided, that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2(a) as soon as practicable.

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Section 13.3. Deficit Capital Account Restoration Obligation.

If the General Partner has a deficit balance in its Capital Account at such time as the Partnership or the General Partner’s interest therein (including its interest if any as a Limited Partner) is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(3). If any Limited Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Limited Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit at any time shall not be considered a Debt owed to the Partnership or to any other Person for any purpose whatsoever, except to the extent otherwise expressly agreed to by such Limited Partner and the Partnership.

Section 13.4. Deemed Contribution and Distribution.

Notwithstanding any other provision of this Article 13, in the event the Partnership is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership’s property shall not be liquidated, the Partnership’s liabilities shall not be paid or discharged, and the Partnership’s affairs shall not be wound up. Instead, for U.S. federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit A hereto, the Partnership shall be deemed to have contributed all Partnership property and liabilities to a new limited partnership in exchange for an interest in such new limited partnership and, immediately thereafter, the Partnership will be deemed to liquidate by distributing interests in the new limited partnership to the Partners.

Section 13.5. Rights of Limited Partners.

Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, no Limited Partner shall have priority over any other Partner as to the return of its Capital Contributions, distributions, or allocations.

Section 13.6. Notice of Dissolution.

In the event a Liquidating Event occurs, or an event occurs that would result in a dissolution of the Partnership, the General Partner shall, within 30 days thereafter, provide written notice thereof to each of the Partners.

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Section 13.7. Termination of Partnership and Cancellation of Certificate of Limited Partnership.

Upon the completion of the winding up of the Partnership and liquidation of its assets, as provided in Section 13.2, the Partnership shall be terminated by filing a certificate of cancellation with the Secretary of State of the State of Delaware, canceling all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware and taking such other actions as may be necessary to terminate the Partnership.

Section 13.8. Reasonable Time for Winding Up.

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2, in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect among the Partners during the period of liquidation.

Section 13.9. Waiver of Partition.

No Partner nor any successor-in-interest to a Partner shall have the right while this Agreement remains in effect to have any property of the Partnership partitioned, or to file a complaint or institute any proceeding at law or in equity to have such property of the Partnership partitioned, and each Partner, on behalf of itself and its successors and assigns hereby waives any such right. It is the intention of the Partners that the rights of the parties hereto and their successors-in-interest to Partnership property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Partners and their respective successors-in-interest shall be subject to the limitations and restrictions as set forth in this Agreement.

ARTICLE 14.

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

Section 14.1. Amendment of Partnership Agreement.

(a) A proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner, following Partnership Board Approval.

(b) Notwithstanding Section 14.1(a), this Agreement shall not be amended without the consent of each Partner materially adversely affected if such amendment would (1) convert a Limited Partner’s Interest in the Partnership into a General Partner Interest, (2) modify the limited liability of a Limited Partner in a manner materially adverse to such Limited Partner, (3) alter rights of such Partner to receive distributions pursuant to Article 5 or Article 13, or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2) in a manner materially adverse to such Partner, or (4) amend this Section 14.1(b); provided, however, that the consent of each Partner materially adversely affected shall not be required for any amendment or action that affects all Partners holding Common Units or the same class or series of Partnership Units other than Common Units on a uniform or pro rata basis. Any amendment consented to by any Partner shall be effective as to that Partner, notwithstanding the absence of such consent by any other Partner.

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Section 14.2. Meetings of the Partners.

(a) Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners (other than the Company) holding 20% or more of the Partnership Interests or by the Partnership Board. The request shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Except as otherwise expressly provided in this Agreement, the consent of holders of a majority of the Percentage Interests held by Limited Partners shall control.

(b) Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

(c) Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his or its attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership’s receipt of written notice of such revocation from the Limited Partner executing such proxy.

(d) Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the shareholders of the Company and may be held at the same time, and as part of, meetings of the shareholders of the Company.

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ARTICLE 15.

GENERAL PROVISIONS

Section 15.1. Addresses and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to such Partner or Assignee at the address provided by or on behalf of such Partner or Assignee or such other address of which the same shall notify the General Partner in writing.

Section 15.2. Titles and Captions.

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

Section 15.3. Pronouns and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neutral forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 15.4. Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6. Creditors.

The provisions of this Agreement are solely for the purpose of defining the interests of the Partners, inter se; and no other Person (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto) shall have any right, power, title or interest by way of subrogation or otherwise, in and to the rights, powers, title and provisions of this Agreement; provided, that Indemnitees are intended third-party beneficiaries of Section 7.7. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans to the Partnership or to pursue any other right or remedy hereunder or at law or in equity. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may any such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any Debt or other obligation of the Partnership or any of the Partners.

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Section 15.7. Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.8. Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing his or its signature hereto.

Section 15.9. Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provisions of this Agreement shall control and take precedence.

(b) Each Partner and Assignee hereby (i) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware (collectively, the “Delaware Courts”), with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute, (ii) to the fullest extent permitted by law, irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of any of the Delaware Courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) to the fullest extent permitted by law, agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered to such Partner or Assignee at such Partner’s or Assignee’s last known address as set forth in the Partnership’s books and records, and (iv) to the fullest extent permitted by law, irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

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Section 15.10. Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.11. Entire Agreement.

This Agreement, the Purchase Agreements, the Management Agreement and the Side Letter contain the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes the Initial Agreement and any other prior written or oral understandings or agreements among them with respect thereto. Notwithstanding anything to the contrary in this Agreement, the Partners and Assignees hereby acknowledge and agree that the General Partner, on its own behalf and/or on behalf of the Partnership (following Partnership Board Approval), without the approval of any Limited Partner other than the Partnership Board Approval, may enter into side letters or similar written agreements with Limited Partners that are not Affiliates of the General Partner, executed contemporaneously with the admission of such Limited Partner to the Partnership, which have the effect of establishing rights under, or altering or supplementing, the terms hereof, as negotiated with such Limited Partner and which the General Partner, following Partnership Board Approval, deems necessary, desirable or appropriate. The parties hereto agree that any terms, conditions or provisions contained in such side letters or similar written agreements with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the provisions of this Agreement.

Section 15.12. Legal Counsel Relationships.

The Partners acknowledge and agree that Winston & Strawn LLP has only represented the Adviser and the Company in connection with this Agreement and the other transactions related hereto (the “Transactions”). Each Limited Partner, other than the Company, is relying solely on his or its own tax and legal advisors, and not Winston & Strawn LLP, with respect to the tax and other legal aspects of his, her or its investment in the Partnership. Further, except for Winston & Strawn LLP’s representation of the Adviser and the Company with respect to the Transactions, or as may otherwise expressly be agreed in writing by Winston & Strawn LLP, in no event shall an attorney-client relationship exist between Winston & Strawn LLP on the one hand and any other Limited Partner and/or their Affiliates, on the other hand. The Limited Partners further agree and consent that Winston & Strawn LLP shall be permitted to render legal advice and to provide legal services to any Limited Partner or the Partnership from time to time, and each Limited Partner covenants and agrees that such representation of a Limited Partner or the Partnership by such firm from time to time shall not disqualify such firm from providing legal advice and legal services to their respective client Limited Partners or Affiliates in matters related or unrelated to this Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

NEXPOINT SFR OP GP, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: President, Secretary and Treasurer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted, pursuant to powers of attorney granted to the General Partner by each Limited Partner.

NEXPOINT SFR OP GP, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: President, Secretary and Treasurer

As attorney-in-fact for the Limited Partners.

I-1214

EXHIBIT A

CAPITAL ACCOUNT MAINTENANCE

1.	Capital Accounts of the Partners

A. The Partnership shall maintain for each Partner (and, to the extent necessary to effectuate the provisions of this Agreement, for each Partner’s interest in a specific class or series (or specified group of classes and/or series)) a separate Capital Account in accordance with the rules of Regulations Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to the Agreement (including the amount of any Partnership liabilities assumed by such Partner or that are secured by any property distributed to such Partner), and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1(a) of the Agreement and Exhibit B of the Agreement, and decreased by (x) the amount of cash or Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to the Agreement (including the amount of any liabilities of such Partner assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership (except to the extent already reflected in the amount of such Partner’s Capital Contribution), and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1.(b) of the Agreement and Exhibit B hereof. In furtherance of the foregoing and in accordance with Regulations Sections 1.1061-3(c)(3), the Partnership shall (i) determine and calculate separate allocations attributable to (A) the Profits LTIP Units and any other distribution entitlement that is not commensurate with capital contributed to the Partnership and (B) any distribution entitlements of the Partners that are commensurate with capital contributed to (and gains reinvested in or retained by) the Partnership, (ii) determine and calculate such separate allocations in a similar manner with respect to each Partner and (iii) consistently reflect each such allocation in its books and records, in each case, within the meaning of Regulations Section 1.1061-3(c)(3) (taking into account Regulations Section 1.1061-3(c)(3)(iii)) and as reasonably determined by the General Partner.

B. For purposes of computing the amount of any item of income, gain, deduction or loss (including “Net Income” or “Net Loss”) to be reflected in the Partners’ Capital Accounts, unless otherwise specified in the Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners’ Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section 1.704-1(b)(2)(iv)(m)(4).

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(2) The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(1)(B) or 705(a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(4) In lieu of the Depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

(5) In the event the Carrying Value of any Partnership asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6) Any income of the Partnership that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such taxable income or loss.

(7) Notwithstanding any other provision of this Section 1.B, any items that are specially allocated pursuant to Exhibit B of the Agreement shall not be taken into account for purposes of computing Net Income or Net Loss.

The amounts of the items of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Exhibit B of the Agreement shall be determined by applying rules analogous to those set forth in Sections 1.B(1) through 1.B(5) above.

C. Generally, a transferee (including an Assignee) of a Partnership Unit shall succeed to a pro rata portion of the Capital Account of the transferor.

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D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Value of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (c) in connection with the grant of an interest in the Partnership (other than a de minimis interest), as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity or by a new partner acting in a partner capacity or in anticipation of being a partner; (d) the issuance of any LTIP Units; and (e) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a), (b), (c) and (d) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

(3) In accordance with Regulations Section 1.704-1(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the time any such asset is distributed.

(4) The Carrying Value of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 1.B(1) hereof or Section 1.F of Exhibit B of the Agreement; provided, however, that Carrying Values shall not be adjusted pursuant to this Section 1.D(4) to the extent that an adjustment pursuant to Section 1.D(2) hereof is required in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.D(4).

(5) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit A, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) shall be determined by the General Partner using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article 13 of the Agreement, shall be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt. The General Partner, or the Liquidator, as the case may be, shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines following Partnership Board Approval to arrive at a fair market value for individual properties).

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If the Carrying Value of an asset has been determined or adjusted pursuant to Section 1.B(2) or Section 1.B(4) of this Exhibit A, such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Income and Net Loss.

E. The initial Capital Account attributable to a Capital LTIP Unit shall equal the Capital Account attributable to a Common Unit determined immediately following the adjustment to the Carrying Value of Partnership assets pursuant to Section 1.D of this Exhibit A in connection with the issuance of such Capital LTIP Unit. The initial Capital Account attributable to a Profits LTIP Unit shall equal zero.

F. The provisions of the Agreement (including this Exhibit A and other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-l(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify (i) the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed, or (ii) the manner in which items are allocated among the Partners for U.S. federal income tax purposes, in order to comply with such Regulations or to comply with Section 704(c) of the Code, the General Partner may make such modification without regard to Article 14 of the Agreement; provided, that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article 13 of the Agreement upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Agreement not to comply with Regulations Section 1.704-1(b). In addition, the General Partner may adopt and employ such methods and procedures for (i) the maintenance of book and tax capital accounts, (ii) the determination and allocation of adjustments under Sections 704(c), 734 and 743 of the Code, (iii) the determination of Net Income, Net Loss, taxable income, taxable loss and items thereof under the Agreement and pursuant to the Code, (iv) the adoption of reasonable conventions and methods for the valuation of assets and the determination of tax basis, (v) the allocation of asset value and tax basis, and (vi) conventions for the determination of cost recovery, Depreciation and amortization deductions, as it determines in its sole discretion are necessary or appropriate to execute the provisions of the Agreement, to comply with federal and state tax laws, and are in the best interest of the Partners.

2.	No Interest

No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners’ Capital Accounts.

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3.	No Withdrawal

No Partner shall be entitled to withdraw any part of his or its Capital Contribution or his or its Capital Account or to receive any distribution from the Partnership, except as provided in Articles 4, 5, 7 and 13 of the Agreement.

4.	Special Allocations in Connection with a Liquidating Event.

The Partners intend that the allocation of Net Income, Net Loss and other items of income, gain, loss, deduction and credit required to be allocated to the Capital Accounts of the Partners pursuant to the Agreement will result in final Capital Account balances that will permit the amount each Partner is entitled to receive upon “liquidation” of the Partnership (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations) to equal the amount such Partner would have received if such amount was distributable in accordance with Section 5.1 of this Agreement (other than a holder of Profits LTIP Units with respect to Profits LTIP Units for which the Target Balance has not been achieved without regard to this Section 4 of this Exhibit A). Accordingly, notwithstanding the provisions of Section 6.1(a) and Section 6.1(b) of the Agreement, in the taxable year of the event precipitating a Liquidating Event and thereafter, appropriate adjustments to allocations of Net Income and Net Losses (and items thereof) to the Partners shall be made to achieve such result to the maximum extent possible; provided, however, in no event shall the balance of the Capital Account balance of a holder of Profits LTIP Units (to the extent attributable to such Profits LTIP Units) for which the Target Balance has not been achieved without regard to this Section 4 of this Exhibit A be increased to an amount excess of the balance that would result without regard to this Section 4 of this Exhibit A.

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EXHIBIT B

SPECIAL ALLOCATION RULES; OTHER TAX MATTERS

1.	Special Allocation Rules

Notwithstanding any other provision of the Agreement or this Exhibit B, the following special allocations shall be made:

A. Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit B, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable year, then, subject to the exceptions set forth in Regulations Sections 1.704-2(f)(2)-(5), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Solely for purposes of this Section 1.A, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement with respect to such Partnership taxable year and without regard to any decrease of Partner Minimum Gain during such Partnership taxable year.

B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of the Agreement or any other provisions of this Exhibit B (except Section 1.A hereof), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership taxable year, then, subject to the exceptions referred to in Regulations Section 1.704-2(i)(4), each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of this Section 1.B, each Partner’s Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit with respect to such Partnership taxable year, other than allocations pursuant to Section 1.A hereof.

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C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership taxable year) shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 1.C shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 6.1 of the Agreement or any other provisions of this Exhibit B have been tentatively made as if this Section 1.C were not in this Agreement. This Section 1.C is intended to constitute a qualified income offset under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

D. Nonrecourse Deductions. Nonrecourse Deductions for any Partnership taxable year shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the Limited Partners, to revise the prescribed ratio to the numerically closest ratio for such Partnership taxable year which would satisfy such requirements.

E. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Partnership taxable year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

F. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

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G. Curative Allocations. The allocations set forth in Section 1.A through 1.F of this Exhibit B (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations under Section 704(b) of the Code. The Regulatory Allocations may not be consistent with the manner in which the Partners intend to divide Partnership distributions. Accordingly, the General Partner is hereby authorized to divide other allocations of income, gain, deduction and loss among the Partners so as to prevent the Regulatory Allocations from distorting the manner in which Partnership distributions will be divided among the Partners. In general, the Partners anticipate that, if necessary, this will be accomplished by specially allocating other items of income, gain, loss and deduction among the Partners so that the net amount of the Regulatory Allocations and such special allocations to each person is zero. However, the General Partner will have discretion to accomplish this result in any reasonable manner; provided, however, that no allocation pursuant to this Section 1.G shall cause the Partnership to fail to comply with the requirements of Regulations Sections 1.704-1(b)(2)(ii)(d), -2(e) or -2(i).

H. Allocation of Excess Nonrecourse Liabilities. The Partnership shall allocate “nonrecourse liabilities” (within the meaning of Regulations Section 1.752-1(a)(2)) of the Partnership that are secured by multiple properties under any reasonable method chosen by the General Partner in accordance with Regulations Section 1.752-3(a)(3) and (b).

I. Profits LTIP Unit Allocations. After giving effect to the special allocations set forth in Section 1.A and Section 1.B of this Exhibit B, and the allocations of Net Income under Section 6.1(a)(1), Section 6.1(a)(2), Section 6.1(a)(3) and Section 6.1(a)(4) (including, for the avoidance of doubt, Liquidating Gains that are a component of Net Income) of the Agreement, and subject to the other provisions of this Exhibit B, but before allocations are made under Section 6.1(a)(5) of the Agreement:

(1) Any remaining Liquidating Gains shall first be allocated among the Partners so as to cause, as nearly as possible, the Economic Capital Account Balances of the Profits LTIP Unit holders, to the extent attributable to their ownership of Profits LTIP Units, to be equal to (i) the Company Common Unit Economic Balance, multiplied by (ii) the number of their Profits LTIP Units (with respect to each Profits LTIP Unit holder, the “Target Balance”); provided that no such Liquidating Gains will be allocated with respect to any particular Profits LTIP Unit unless and to the extent that such Liquidating Gains, when aggregated with other Liquidating Gains realized since the issuance of such Profits LTIP Unit, exceed Liquidating Losses realized since the issuance of such Profits LTIP Unit. Any such allocations shall be made among the Partners in proportion to the aggregate amounts required to be allocated to each Partner under this Section 1.H.1 of this Exhibit B.

(2) After giving effect to the special allocations set forth above, if, due to distributions with respect to Common Units in which the Profits LTIP Units do not participate, forfeitures or otherwise, the Economic Capital Account Balance of any present or former holder of Profits LTIP Units attributable to such holder’s Profits LTIP Units, exceeds the Target Balance, then Liquidating Losses shall be allocated to such holder, or Liquidating Gains shall be allocated to the other Partners, to reduce or eliminate the disparity; provided, however, that if Liquidating Losses or Liquidating Gains are insufficient to completely eliminate all such disparities, such losses or gains shall be allocated among Partners in a manner reasonably determined by the General Partner.

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(3) The parties agree that the intent of this Section 1.H of this Exhibit B is (i) to the extent possible to make the Economic Capital Account Balance associated with each Profits LTIP Unit economically equivalent to the Company Common Unit Economic Balance and (ii) to allow conversion of a Profits LTIP Unit (assuming prior vesting) into a Common Unit when sufficient Liquidating Gains have been allocated to such Profits LTIP Unit pursuant to Section 1.H.1 of this Exhibit B so that either its initial Book-Up Target has been reduced to zero or the parity described in the definition of Target Balance has been achieved. The General Partner shall be permitted to interpret this Section 1.H of this Exhibit B or to amend this Agreement to the extent necessary and consistent with this intention.

(4) In the event that Liquidating Gains or Liquidating Losses are allocated under this Section 1.H of this Exhibit B, Net Income allocable under Section 6.1(a)(3) of the Agreement and any Net Loss shall be recomputed without regard to the Liquidating Gains or Liquidating Losses so allocated.

J. Forfeiture Allocations.

(1) Subject to Section 1.I.2 of this Exhibit B, if any holder forfeits (or has repurchased at less than fair market value) all or a portion of such holder’s Partnership Units, the Partnership shall make forfeiture allocations to such holder in the manner and to the extent required by proposed Regulations Section 1.704-1(b)(4)(xii) (as such proposed Regulations may be amended or modified, including upon the issuance of temporary or final Treasury Regulations).

If a Profits LTIP Unit holder forfeits any Profits LTIP Units to which Liquidating Gain has previously be allocated pursuant to Section 1.H of this Exhibit B, (i) the portion of such holders Capital Account attributable to such Liquidating Gain allocated to such forfeited Profits LTIP Units shall be re-allocated to such holder’s remaining Profits LTIP Units that were outstanding on the date of the initial allocation of such Liquidating Gain to the extent necessary to cause such holders Economic Capital Account Balance attributable to each such Profits LTIP Unit to equal the Company Common Unit Economic Balance, and (ii) forfeiture allocations shall be made pursuant to Section 1.I.1 of this Exhibit B with respect to the amount of any such Liquidating Gain not re-allocated pursuant to clause (i) above (and the Capital Account attributable to the forfeited Profits LTIP Units that is not so reallocated or reduced to zero through forfeiture allocations shall be reduced to zero).

2.	Allocations for Tax Purposes

A. Except as otherwise provided in this Section 2, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

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B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for U.S. federal income tax purposes among the Partners as follows:

(1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners, consistent with the principles of Section 704(c) of the Code and the Regulations thereunder, and with the procedures and methods described in Section 10.2 of the Agreement, to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

(b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

(2) (a) In the case of an Adjusted Property, such items shall:

(1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code and the Regulations thereunder to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit A of the Agreement; and

(2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 2.B(1) of this Exhibit B; and

(b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit B.

C. To the extent that the Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit the Partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of Property and its adjusted basis, the General Partner shall have the authority to elect the method to be used by the Partnership and such election shall be binding on all Partners.

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3.	No Withdrawal

No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as provided in Articles 4, 5, 8 and 13 of the Agreement.

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EXHIBIT C

NOTICE OF REDEMPTION

The undersigned Limited Partner hereby irrevocably requests NexPoint SFR Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), to redeem Partnership Units in the Partnership in accordance with the terms of the Amended and Restated Limited Partnership Agreement of the Partnership and the Redemption Right referred to therein; and the undersigned Limited Partner irrevocably (i) surrenders such Partnership Units and all right, title and interest therein, and (ii) directs that the Cash Amount or REIT Shares Amount (as determined by the Company) deliverable upon exercise of the Redemption Right be delivered to the address specified below, and if REIT Shares are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Partnership Units, free and clear of the rights or interests of any other person or entity, (b) has the full right, power, and authority to request such redemption and surrender such Partnership Units as provided herein, and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such redemption and surrender of Units. The undersigned Limited Partner further agrees that, in the event that any state or local property tax is payable as a result of the transfer of its Partnership Units to the Partnership or the Company, the undersigned Limited Partner shall assume and pay such transfer tax.

Dated:

Name of Limited Partner:
Please Print

(Signature of Limited Partner)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

If REIT Shares are to be issued, issue to:

Name:

Please insert social security or identifying number:

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EXHIBIT D

CONSTRUCTIVE OWNERSHIP DEFINITION

The term “Constructively Owns” means ownership determined through the application of the constructive ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. Generally, as of the date first set forth above, these rules provide the following:

a. an individual is considered as owning the Ownership Interest that is owned, actually or constructively, by or for the individual’s spouse, children, grandchildren, and parents;

b. an Ownership Interest that is owned, actually or constructively, by or for a partnership, limited liability company or estate is considered as owned proportionately by its partners or beneficiaries;

c. an Ownership Interest that is owned, actually or constructively, by or for a trust is considered as owned by its beneficiaries in proportion to the actuarial interest of such beneficiaries (provided, however, that in the case of a “grantor trust” the Ownership Interest will be considered as owned by the grantors);

d. if ten (10) percent or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such person shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such corporation in that proportion which the value of the stock which such person so owns bears to the value of all the stock in such corporation;

e. an Ownership Interest that is owned, actually or constructively, by or for a partner or member which actually or constructively owns a 25% or greater capital interest or profits interest in a partnership or limited liability company, or by or to or for a beneficiary of an estate or trust shall be considered as owned by the partnership, limited liability company, estate, or trust (or, in the case of a grantor trust, the grantors);

f. if ten (10) percent or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such corporation shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such person;

g. if any person has an option to acquire an Ownership Interest (including an option to acquire an option or any one of a series of such options), such Ownership Interest shall be considered as owned by such person;

h. an Ownership Interest that is constructively owned by a person by reason of the application of the rules described in paragraphs (a) through (g) above shall, for purposes of applying paragraphs (a) through (g), be considered as actually owned by such person; provided, however, that (i) an Ownership Interest constructively owned by an individual by reason of paragraph (a) shall not be considered as owned by him for purposes of again applying paragraph (a) in order to make another person the constructive owner of such Ownership Interest, (ii) an Ownership Interest constructively owned by a partnership, estate, trust, or corporation by reason of the application of paragraphs (e) or (f) shall not be considered as owned by it for purposes of applying paragraphs (b), (c), or (d) in order to make another person the constructive owner of such Ownership Interest, (iii) if an Ownership Interest may be considered as owned by an individual under paragraph (a) or (g), it shall be considered as owned by him under paragraph (g), and (iv) for purposes of the above described rules, an S corporation shall be treated as a partnership and any shareholder of the S corporation shall be treated as a partner of such partnership except that this rule shall not apply for purposes of determining whether stock in the S corporation is constructively owned by any person.

i. For purposes of the above summary of the constructive ownership rules, the term “Ownership Interest” means the ownership of stock with respect to a corporation and, with respect to any other type of entity, the ownership of an interest in either its assets or net profits.

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EXHIBIT E

SCHEDULE OF PARTNERS’ OWNERSHIP
WITH RESPECT TO TENANTS

NONE

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EXHIBIT F

NOTICE OF ELECTION BY PARTNER TO CONVERT

LTIP UNITS INTO CLASS C COMMON UNITS

The undersigned holder of LTIP Units hereby irrevocably (i) elects to convert __________ LTIP Units in NexPoint SFR Operating Partnership, L.P. (the “Partnership”) into Class C Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended and/or restated from time to time, and (ii) directs that any cash in lieu of Common Units that may be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP Units, free and clear of the rights or interests of any other person or entity other than the Partnership, (b) has the full right, power, and authority to cause the conversion of such LTIP Units as provided herein, and (c) has obtained the consent to or approval of all persons or entities, if any, having the right to consent or approve such conversion.

Dated:	Name of Limited Partner:

(Signature of Limited Partner)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

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EXHIBIT G

NOTICE OF ELECTION BY PARTNERSHIP TO FORCE CONVERSION OF

LTIP UNITS INTO CLASS C COMMON UNITS

NexPoint SFR Operating Partnership, L.P. (the “Partnership”) hereby irrevocably elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Class C Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended and/or restated from time to time.

Name of Holder:

Date of this Notice:

Number of LTIP Units to be Converted:

Please Print Exact Name as Registered with Partnership:

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ANNEX A

DESIGNATION OF CLASSES OF COMMON UNITS

OF

NEXPOINT SFR OPERATING PARTNERSHIP, L.P.

Section 1. Designation and Number. Three classes of Common Units of the Partnership designated as the “Class A Common Units” (the “Class A Common Units”), the “Class B Common Units” (the “Class B Common Units”) and the “Class C Common Units” (the “Class C Common Units”) are hereby established in accordance with the terms of the Agreement as a subdivision of the Common Units.

Section 2. Voting Rights. The voting rights of each class of the Common Units are set forth as follows. When reference is made to Percentage Interest or holdings, majority or otherwise, of Partnership Units as a threshold for voting, consent, approval or any similar requirement in the Agreement, including where the same is specified to be as a single class, such reference will be adjusted to give effect to this Section 2, notwithstanding anything to the contrary in the Agreement; provided, however, that the consent requirements set forth in Section 14.1(b) of the Agreement will not be affected by the terms of this Annex A.

a. Class A Common Units. The Class A Common Units represent 50% of the voting, consent, approval or similar rights of the Common Units, as allocated to Common Units under the Agreement, except as required by applicable law. Such rights for each of the Class A Common Units will be determined on the applicable date by dividing one such Partnership Unit by the number of Class A Common Units outstanding on the applicable date, multiplied by 50%; provided, however, that where applicable law requires otherwise, such determination shall by as required by applicable law. In the event there are no Class B Common Units outstanding, the Class A Common Units shall represent 100% of the voting, consent, approval or similar rights of the Common Units, with the rights per unit determined without multiplication by 50%.

b. Class B Common Units. The Class B Common Units represent 50% of the voting, consent, approval or similar rights of the Common Units, as allocated to Common Units under the Agreement, except as required by applicable law. Such rights for each of the Class B Common Units will be determined on the applicable date by dividing one such Partnership Unit by the number of Class B Common Units outstanding on the applicable date, multiplied by 50%; provided, however, that where applicable law requires otherwise, such determination shall by as required by applicable law. In the event there are no Class A Common Units outstanding, the Class B Common Units shall represent 100% of the voting, consent, approval or similar rights of the Common Units, with the rights per unit determined without multiplication by 50%.

c. Class C Common Units. The Class C Common Units have no voting, consent, approval or similar rights whatsoever under the Agreement, except as required by applicable law.

Section 3. Other rights and obligations. Except as set forth above or as expressly set forth in the Agreement, each individual Class A Common Unit, Class B Common Unit and Class C Common Unit shall have the same rights and obligations provided under the Agreement. When reference is made to Percentage Interest or holdings of Partnership Units except as specified in Section 2 of this Annex A, such reference will be adjusted to give effect to this provision, notwithstanding anything to the contrary in the Agreement.

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ANNEX B

DESIGNATION OF 12.0% SERIES A

CUMULATIVE NON-VOTING PREFERRED UNITS

OF

VINEBROOK HOMES OPERATING PARTNERSHIP, L.P.

Section 1. Designation and Number. A series of Preferred Units, designated the “12.0% Series A Cumulative Non-Voting Preferred Units” (the “Series A Preferred Units”), is hereby established. The total number of authorized units of Series A Preferred Units shall be One Hundred and Twenty Five (125).

Section 2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement. The following defined terms used in this Annex B shall have the meanings specified below:

“Liquidated Event” shall have the meaning provided in Section 6.

“Liquidation Preference” shall have the meaning provided in Section 6.

“Distribution Period” shall have the meaning provided in Section 5(a).

“Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Distribution Record Date” shall have the meaning provided in Section 5(a).

“Junior Securities” shall have the meaning provided in Section 4.

“Original Issue Date” shall have the meaning provided in Section 5(a).

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.2 of the Agreement. As of the date hereof, the Preferred Units of the Partnership are the Series A Preferred Units.

“Redemption Premium” shall have the meaning provided in Section 7(a).

“Series A Preferred Stock” shall have the meaning provided in the Charter.

“Series A Preferred Units” shall have the meaning provided in Section 1.

Section 3. Maturity. The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

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Section 4. The Series A Preferred Units shall, with respect to distribution and redemption rights and rights upon liquidation, dissolution or winding up of the Partnership, rank senior to all classes or series of Common Units of the Partnership and to all other equity securities issued by the Partnership from time to time (together with the Common Units, the “Junior Securities”). The term “equity securities” shall not include convertible debt securities unless and until such securities are converted into equity securities of the Partnership.

Section 5. Distributions.

(a) Each holder of the then outstanding Series A Preferred Units shall be entitled to receive, when and as authorized by the General Partner, following Partnership Board Approval, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of Twelve Percent (12.0%) per annum of the total of One Thousand Dollars ($1,000.00) per unit plus all accumulated and unpaid distributions thereon. Such distributions shall accrue on a daily basis and be cumulative from the first date on which any Series A Preferred Unit is issued, such issue date to be contemporaneous with the receipt by the Partnership of subscription funds for the Series A Preferred Units (the “Original Issue Date”), except that funds transferred on the first business day of a calendar year shall be deemed received on January 1 of such year, and shall be payable semi-annually in arrears on or before June 30 and December 31 of each year (each a “Distribution Payment Date”); provided, however, that if any Distribution Payment Date is not a business day, then the distribution which would otherwise have been payable on such Distribution Payment Date may be paid on the preceding business day or the following business day with the same force and effect as if paid on such Distribution Payment Date. Any distribution payable on the Series A Preferred Units for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. A “distribution period” shall mean, with respect to the first “distribution period,” the period from and including the Original Issue Date to and including the first Distribution Payment Date, and with respect to each subsequent “distribution period,” the period from but excluding a Distribution Payment Date to and including the next succeeding Distribution Payment Date or other date as of which accrued distributions are to be calculated. Distributions will be payable to holders of record as they appear in the unit records of the Partnership at the close of business on the applicable record date, which shall be the fifteenth day of the calendar month in which the applicable Distribution Payment Date falls or on such other date designated by the General Partner, following Partnership Board Approval, for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a “Distribution Record Date”).

(b) No distributions on Series A Preferred Units shall be declared by the Partnership or paid or set apart for payment by the Partnership at such time as the terms and provisions of any written agreement between the Partnership and any party that is not an affiliate of the Partnership, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. For purposes of this Annex B, “affiliate” shall mean any party that controls, is controlled by or is under common control with the Partnership.

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(c) Notwithstanding the foregoing, distributions on the Series A Preferred Units shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of distributions, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared. Furthermore, distributions will be declared and paid when due in all events to the fullest extent permitted by law and except as provided in Section 3(b) above. Accrued but unpaid distributions on the Series A Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable.

(d) Unless full cumulative distributions on all outstanding Series A Preferred Units have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods, no distributions (other than in the form of Junior Securities) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon any Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Junior Securities) by the Partnership (except by conversion into or exchange for other Junior Securities and except for transfers made pursuant to the provisions of Article XI of this Agreement).

(e) Notwithstanding Section 3(d), if distributions on the Series A Preferred Unit have been paid for all past distributions periods, it shall not be a violation of Section 3(d) if the Partnership declares and pays distributions on Junior Securities during the current distribution period if the payment of such distributions on the Partnership’s Junior Securities could not be reasonably deemed to leave the Partnership with insufficient capital to pay in full the accrued distribution on the Series A Preferred Units required under Section 3(a) on the next Distribution Payment Date for the current distribution period.

(f) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart) on the Series A Preferred Units, all distributions declared upon the Series A Preferred Units shall be declared and paid pro rata based on the number of Series A Preferred Units then outstanding.

(g) Any distribution payment made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such units which remains payable. Holders of the Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions on the Series A Preferred Units as described above.

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(h) Any distribution payment made on the Series A Preferred Units may be made via check or electronic payment. Permissible forms of electronic payment pursuant to this paragraph shall include, without limitation, Automated Clearing House (“ACH”) transfers, direct deposits or wire transfers.

Section 6. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership (each a “Liquidation Event”), the holders of Series A Preferred Units then outstanding are entitled to be paid, or have the Partnership declare and set aside for payment, out of the assets of the Partnership legally available for distribution to its unitholders, a liquidation preference equal to the sum of the following (collectively, the “Liquidation Preference”): (i) One Thousand Dollars ($1,000.00) per Class A Preferred Unit, (ii) all accrued and unpaid distributions thereon through and including the date of payment, and (iii) if the Liquidation Event occurs before the Redemption Premium (as defined below) right expires, the per unit Redemption Premium in effect on the date of payment of the Liquidation Preference, before any distribution of assets is made to holders of any Junior Securities. In the event that the Partnership elects to set aside the Liquidation Preference for payment, the Series A Preferred Units shall remain outstanding until the holders thereof are paid the full Liquidation Preference, which payment shall be made no later than immediately prior to the Partnership making its final liquidating distribution on the Junior Securities. In the event that the Redemption Premium in effect on the payment date is less than the Redemption Premium on the date that the Liquidation Preference was set apart for payment, the Partnership may make a corresponding reduction to the funds set apart for payment of the Liquidation Preference.

(b) If, upon any such Liquidation Event, the available assets of the Partnership are insufficient to pay the full amount of the Liquidation Preference on all outstanding Series A Preferred Units, then the holders of the Series A Preferred Units shall share ratably in any such distribution of assets in proportion to the full Liquidation Preference to which they would otherwise be respectively entitled.

(c) After payment of the full amount of the Liquidation Preference to which they are entitled, the holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(d) Upon the Partnership’s provision of written notice as to the effective date of any such Liquidation Event, accompanied by a check or electronic payment in the amount of the full Liquidation Preference to which each record holder of the Series A Preferred Units is entitled, the Series A Preferred Units shall no longer be deemed outstanding units of the Partnership and all rights of the holders of such Series A Preferred Units will terminate. Such notice shall be given by first class mail, postage pre-paid, or via electronic mail to each record holder of the Series A Preferred Units at the respective addresses of such holders as the same shall appear on the unit transfer records of the Partnership. Permissible forms of electronic payment pursuant to this paragraph shall include, without limitation, ACH transfers, direct deposit or wire transfers, in each case to be initiated on or before the day on which the related notice is given.

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(e) The consolidation or merger of the Partnership with or into any other business enterprise or of any other business enterprise with or into the Partnership, or the sale, lease or conveyance of all or substantially all of the assets or business of the Partnership, shall not be deemed to constitute a Liquidation Event; provided, however that any such transaction which results in an amendment, restatement or replacement of this Agreement that has a material adverse effect on the rights and preferences of the Series A Preferred Units, or that increases the number of authorized or issued Series A Preferred Units, shall be deemed a Liquidation Event for purposes of determining whether the Liquidation Preference is payable unless the right to receive payment is waived by holders of a majority of the outstanding Series A Preferred Units voting as a separate class (excluding any Series A Preferred Units that were not issued in a private placement of the Series A Preferred Units conducted by H&L Equities, LLC)

Section 7. Redemption.

(a) Right of Optional Redemption. The Partnership, at its option, may redeem the Series A Preferred Units, in whole or in part, at any time or from time to time, for cash at a redemption price equal to One Thousand Dollars ($1,000.00) per Series A Preferred Unit plus all accrued and unpaid distributions thereon to and including the date fixed for redemption (except as provided in Section 5(c) below), plus a redemption premium per Series A Preferred Unit (each, a "Redemption Premium") calculated as follows based on the date fixed for redemption:

(1) until December 31, 2024, $100, and

(2) thereafter, no Redemption Premium.

If less than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed may be selected by any equitable method determined by the Partnership provided that such method does not result in the creation of fractional units.

(b) Limitations on Redemption. Unless full cumulative distributions on all Series A Preferred Units shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, no Series A Preferred Units shall be redeemed or otherwise acquired, directly or indirectly, by the Partnership unless all outstanding Series A Preferred Units are simultaneously redeemed or acquired, and the Partnership shall not purchase or otherwise acquire, directly or indirectly, any Junior Securities of the Partnership (except by exchange for Junior Securities); provided, however, that the foregoing shall not prevent the purchase by the Partnership of Series A Preferred Units corresponding to Series A Preferred Stock or Junior Securities transferred to a Charitable Beneficiary (as defined in the Company’s Charter) pursuant to Article VII of the Company’s Charter in order to ensure that the Company remains qualified as a REIT for federal income tax purposes or the purchase or acquisition of Series A Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units.

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(c) Rights to Distributions on Units Called for Redemption. Immediately prior to or upon any redemption of Series A Preferred Units, the Partnership shall pay, in cash, any accumulated and unpaid distributions to and including the redemption date, unless a redemption date falls after a Distribution Record Date and prior to the corresponding Distribution Payment Date, in which case each holder of Series A Preferred Units at the close of business on such Distribution Record Date shall be entitled to the distribution payable on such Series A Preferred Units on the corresponding Distribution Payment Date notwithstanding the redemption of such Series A Preferred Units before such Distribution Payment Date.

(d) Procedures for Redemption. Notice of redemption will be given by the Partnership to the holders of Series A Preferred Units concurrently with the notice by the REIT to the holders of Series A Preferred Stock in connection with any redemption of the Series A Preferred Stock pursuant to the Charter, and shall be consistent with the notice procedures set forth in Section 5(d) of the Charter, including the content and information requirements of such notice.

(e) Status of Redeemed Units. Any Series A Preferred Units that shall at any time have been redeemed or otherwise acquired by the Partnership shall, after such redemption or acquisition, have the status of authorized but unissued Series A Preferred Units which may be issued by the General Partner, following Partnership Board Approval, from time to time at its discretion.

Section 8. Voting Rights. Holders of the Series A Preferred Units will not have any voting rights.

Section 9. Conversion. The Series A Preferred Units are not convertible into or exchangeable for any other property or securities of the Partnership.

Section 10. Construction. The Series A Preferred Units have been created and are being issued in conjunction with the issuance and sale of Series A Preferred Stock by the Company, and as such the Series A Preferred Units intend to have designations, preferences and other rights and terms that are substantially the same as those of the Series A Preferred Stock, all such that the economic interests of the Series A Preferred Units and the Series A Preferred Stock are substantially identical, and the provisions, terms and conditions of this Amendment shall be interpreted in a fashion consistent with this intent.

Section 11. Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect, including but not limited to terms and conditions requiring Partnership Board Approval prior to the General Partner taking certain actions contemplated hereby, which terms and conditions the General Partner hereby ratifies and confirms.

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B. The Mortgage Loan is evidenced by that certain Promissory Note A-1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $95,027,762.00 ("Note A-1"), that certain Promissory Note A-1F dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $16,972,238.00 ("Note A-1F"), that certain Promissory Note A-2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $11,962,638.00 ("Note A-2"), that certain Promissory Note A-2F dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $2,136,562.00 ("Note A-2F"), that certain Promissory Note B-1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $20,256,941.00 ("Note B-1"), that certain that certain Promissory Note B-1F dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $4,243,059.00 ("Note B-1F"), that certain Promissory Note B-2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $2,550,059.00 ("Note B-2"), and that certain Promissory Note B-2F dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $534,141.00 ("Note B-2F").

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D. The Mezzanine Loan is evidenced by that certain Mezzanine Promissory Note 1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $3,500,000.00 ("Mezz Note 1," and together with Note A-1, Note A-1F, Note B-1, and Note B-1F, collectively, the "Series 1 Notes") and that certain Mezzanine Promissory Note 2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $440,600.00 ("Mezz Note 2," and together with Note A-2, Note A-2F, Note B-2, and Note B-2F, collectively, the "Series 2 Notes").

E. The Series 2 Notes where there after assigned and participated such that ACORE CLO Onshore thereafter acquired and currently owns a 95.777% participation interest in the Series 2 Notes and is the holder of the Series 2 Notes, and ACORE CREDIT IV CLO ISSUER 2018-1, LLC, a Delaware limited liability company, thereafter acquired and currently owns a 4.223% participation interest in the Series 2 Notes.

F. Delphi Initial Lender remains the holder and sole owner of the Series 1 Notes.

LIMITED CONSENT AND TWELFTH OMNIBUS AMENDMENT AGREEMENT – Page 3
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Execution Copy

Exhibit 10.4

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (the “Agreement”) is made and entered into as of November 9, 2023 by and among (i) NexPoint Advisors, L.P. (the “Adviser”), (ii) NexPoint Residential Trust, Inc. (“NXRT”), (iii) NexPoint Real Estate Advisors, L.P. (the “NXRT Adviser”), (iv) NexPoint Real Estate Finance, Inc. (“NREF”), (v) NexPoint Real Estate Advisors VII, L.P. (the “NREF Adviser”), (vi) NexPoint Diversified Real Estate Trust (“NXDT”), (vii) NexPoint Real Estate Advisors X, L.P. (the “NXDT Adviser”), (viii) VineBrook Homes Trust, Inc. (“VB” and, together with NXRT, NREF and NXDT, the “REITs”), and (ix) NexPoint Real Estate Advisors V, L.P. (the “VB Adviser” and, together with the NXRT Adviser, the NREF Adviser and the NXDT Adviser, the “REIT Advisers”) and Matthew Goetz (“Executive”).

WHEREAS, Executive has served as (i) Director of the Adviser, (ii) Senior VP Investments and Asset Management of NXRT, (iii) Senior VP Investments and Asset Management of NREF and (iv) Senior VP Investments and Asset Management of NXDT;

WHEREAS, Executive shall be deemed to have resigned from such positions, effective as of November 9, 2023 (the “Separation Date”), at which time Executive’s employment with the Adviser, the REITs and the REIT Advisers (collectively, the “Employer Parties”) terminated (the “Separation”); and

WHEREAS, in connection with the Separation, the Employer Parties and Executive desire to enter into this Agreement in order to set forth the respective rights and obligations of the parties.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth in this Agreement, the sufficiency of which the parties acknowledge, it is agreed as follows:

1.Separation. Effective as of the Separation Date, Executive ceased to serve as (i) Director of the Adviser, (ii) Senior VP Investments and Asset Management of NXRT, (ii) Senior VP Investments and Asset Management of NREF, (iii) Senior VP Investments and Asset Management of NXDT and (iv) all officer, director, or employment positions held by the Executive with the Employer Parties or any respective subsidiary or affiliate thereof.

2.Compensation; Treatment of LTIP Awards. In connection with Executive’s Separation from the Employer Parties, subject to and conditioned on Executive’s compliance with the terms and conditions set forth in this Agreement, including, without limitation, Executive’s execution of this Agreement and the general release of claims set forth in Section 4 hereof (the “General Release”), Executive shall receive the following “Separation Benefits,” less applicable taxes and withholdings:

(a)Executive’s Separation will be treated as a qualifying termination without cause for purposes of outstanding awards issued pursuant to (i) NXRT’s 2016 Long Term Incentive Plan, (ii) NREF’s 2020 Long Term Incentive Plan, (iii) NXDT’s 2023 Long Term Incentive Plan, (iv) VB’s 2018 Long Term Incentive Plan and (v) VB’s 2023 Long Term Incentive Plan.

(b)All outstanding awards issued pursuant to the foregoing plans will vest and become nonforfeitable, or will be forfeited and cancelled, as set forth on Exhibit A hereto. Any outstanding award not otherwise included as vested and nonforfeitable in Exhibit A shall be forfeited and cancelled, even if not expressly addressed in Exhibit A. Following the Separation Date, vested awards will settle and delivery will be made to Executive on the dates set forth in Exhibit A, provided that such settlement and delivery will be conditioned on Executive complying with the terms of this Agreement through each settlement and delivery date.

(c)The Adviser will subsidize, by payment directly to Discovery Benefits, the actual cost of COBRA medical and dental insurance for Executive for a period of twelve (12) months following the termination of their employer-sponsored benefits as officially recorded in the Executive’s COBRA Specific Rights Notification, December 1, 2023 - November 30, 2024 (the “COBRA Subsidy”). Executive retains sole responsibility for enrolling in COBRA in order to accept such subsidy within thirty (30) calendar days of the termination of their employer-sponsored benefits as officially recorded in

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Executive's COBRA Specific Rights Notification. Failure to enroll in COBRA will forfeit Executive's right to the COBRA Subsidy.

(d)The Separation Benefits is a gross amount, subject to all deductions that are deemed necessary by Executive to comply with state or federal laws on withholding. Executive agrees that he otherwise is responsible for paying all state, federal, and local taxes owed in connection with these payments.

(e)Executive agrees that, other than Separation Benefits set forth in this Section 2 or identified on Exhibit A, or as otherwise expressly set forth in this Agreement, Executive shall not be entitled to any additional or further consideration or payments from any Employer Party, or any of their respective affiliates, including, but not limited to, any vested, unvested, contingent or deferred salary, bonuses, stock or stock equivalents, equity grants, or other compensation in whatever form.

3.Accrued Obligations. As soon as practicable following the Separation Date, the Adviser shall provide reimbursement to Executive for any business expenses that he submits to the Adviser in accordance with its expense reimbursement policy. In addition, Executive shall be entitled to vested benefits under the applicable employee benefit plans maintained by the Employer Parties in accordance with the terms and conditions of such plans.

4.Release of Claims.

(a)In exchange for the Separation Benefits, and in consideration of the further agreements and promises set forth herein, Executive agrees unconditionally and forever to release and discharge the Employer Parties, including, without limitation, any of the Employer Parties respective current and former officers, directors, members, managers, employees, representatives, attorneys and agents, as well as all of their predecessors, parents, subsidiaries, affiliates, successors in interest and assigns (collectively, the “Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which Executive may now have, or ever have, whether known or unknown, including any claims, causes of action or demands of any nature arising out of or in any way relating to Executive’s employment with, or termination from employment with any Employer Parties on or before the date Executive signs this Agreement.

(b)This release specifically includes any and all claims relating to or arising from Executive’s employment with any Employer Parties, the terms and conditions of that employment, and the termination of that employment relationship, without limitation: any and all claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery; invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, severance pay, attorneys’ fees, or other compensation of any sort; wrongful termination; retaliation; wrongful demotion; discrimination or harassment on any basis protected by federal, state or local law including, but not limited to race, color, sex, gender identity, national origin, ancestry, religion, disability, handicap, medical condition, marital status, and sexual orientation; any claim under Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1866, 1870 and 1991, the Family and Medical Leave Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, the Genetic Information Nondiscrimination Act, Section 1981 of Title 42 of the United States Code, the Rehabilitation Act of 1973, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Uniform Services Employment and Reemployment Rights Act, the Texas Payday Act, Chapter 21 of the Texas Labor Code, and all other federal, state, or local statutes, ordinances and laws; violation of any safety and health laws, statutes or regulations; or any other wrongful conduct, based upon events occurring prior to the date of execution of this release (“Released Claims”). The Released Claims, however, shall not include any claims, rights or benefits arising under this Agreement, for vested benefits under the applicable employee benefit plans maintained by the REITs in accordance with the terms and conditions of such plans, or any claims for indemnification (including advancement of expenses) arising under any written indemnification agreement between the REITs and Executive (including, but not limited to, (i) that certain Indemnification Agreement, dated as of March 15, 2015, between NXRT and Executive (the “NXRT Indemnification Agreement”), (ii) that certain Indemnification Agreement, dated as of February 6, 2020,

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between NREF and Executive (the “NREF Indemnification Agreement”) and (iii) that certain Indemnification Agreement, dated as of July 1, 2023, between NXDT and Executive (the “NXDT Indemnification Agreement” and, together with the NXRT Indemnification Agreement and the NREF Indemnification Agreement, the “Indemnification Agreements”)) or pursuant to the bylaws of the REITs, as applicable, or pursuant to applicable law.

(c)Executive further understands, acknowledges, and agrees to waive Executive’s rights under any other statute or regulation, state or federal, that provides that a general release does not extend to claims that Executive does not know or suspect to exist in Executive’s favor at the time of executing this Agreement and Release, which if known to Executive must have materially affected Executive’s settlement with the Employer Parties.

(d)The Employer Parties, on behalf of themselves and the Releasees, agree to unconditionally and forever release and discharge Executive from any and all claims, actions, causes of action, demands, right or damages of any kind or nature which they may now have, or ever had, whether known or unknown, arising out of or in any way related to Executive’s employment with or termination from employment on or before the date Executive signs this Agreement.

(e)The parties intend this mutual release to be a full and comprehensive general release waiving and releasing all claims, demands, and causes of action, known or unknown, to the fullest extent permitted by law except as otherwise expressly provided herein. Nothing in this Agreement is intended to nor shall it be interpreted to release any claim which, by law, may not be released. This Agreement is not intended to and does not affect any rights or claims arising after the date this Agreement is executed by Executive. Further, this Agreement shall not limit or prohibit any party’s ability to bring a claim to enforce this Agreement nor shall it waive or limit Executive’s right to indemnification (including with respect to any right to receive advancement of expenses and to be held harmless) pursuant to any applicable directors and officers liability insurance coverage, any written indemnification agreement between any of the Employer Parties and Executive (including, but not limited to, the Indemnification Agreements) or pursuant to the bylaws of the REITs, as applicable, or pursuant to applicable law.

5.Additional Representations and Warranties.

(a)Executive represents that Executive has no pending complaints or charges against the Releasees, or any of them, with any state or federal court, or any local, state or federal agency, division, or department based on any event(s) occurring prior to the date Executive signs this Agreement. Executive further represents that Executive will not in the future file, participate in, encourage, instigate or assist in the prosecution of any claim, complaints, charges or in any lawsuit by any party in any state or federal court against the Releasees, or any of them, unless such aid or assistance is ordered by a court or government agency or sought by compulsory legal process, claiming that the Releasees, or any of them, have violated any local, state or federal laws, statutes, ordinances or regulations based upon events occurring prior to the execution of this Agreement. This prohibition applies only in situations where Executive may legally waive the ability to bring or participate in a legal action against his former employer as a matter of law. Nothing in this Agreement shall be construed as prohibiting Executive from making a future claim with the Equal Employment Opportunity Commission or any similar state agency; provided, however, that should Executive pursue such an administrative action against the Releasees, or any of them, to the maximum extent allowed by law, Executive agrees and acknowledges that Executive will not seek, nor shall Executive be entitled to recover, any monetary damages from any such proceeding.

(b)Each Employer Parties represents that neither it nor any of its parents, subsidiaries or affiliated companies has any pending complaints or charges filed by any of them, or on behalf of any of them, against Executive with any state or federal court, or any local, state or federal agency, division, or department based on any act, omission or event(s) occurring prior to the date such Employer Parties signs this Agreement.

6.No Admission of Liability. By entering into this Agreement, none of the Employer Parties or Executive suggests or admits to any liability to one another or that they violated any law or any duty or obligation to one another, or that they committed any wrongdoing whatsoever.

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7.Blue Penciling. If, at any time after the date of the execution of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect. However, the illegality or unenforceability of such provision shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement; provided, however, that if the General Release contained in this Agreement is deemed void or unenforceable, Executive agrees to promptly execute a valid general release and waiver in favor of the Releasees.

8.Sole and Exclusive Benefits. This Agreement provides for the sole and exclusive benefits for which Executive is eligible as a result of his separation of service with the Employer Parties, except as otherwise required by law, and Executive shall not be eligible for any contractual benefits under any other agreement or arrangement providing for benefits upon a separation from service, including, but not limited to, any payments any severance plan, policy or program of any Employer Party.

9.Other Executive Representations and Covenants. Executive and the Employer Parties agree to and make the following representations and covenants, as applicable:

(a)On or prior to the Separation Date, unless otherwise agreed upon with the Adviser, Executive shall promptly return to each Employer Party any property of such Employer Party in his possession, custody or control, including, but not limited to, computers, or other electronic devices, files, identification card, data storage devices, office keys, documents (hard copy or electronic files), email communications or other business communications or records, and any sources of confidential information, unless otherwise agreed by the Executive and the Adviser.

(b)Executive agrees that he will not defame or disparage any Employer Party, their respective affiliates, and any of their directors, officers, agents, employees and representatives and/or any Employer Party’s products or services. Each Employer Party agrees that such Employer Party’s officers and directors shall not defame or disparage Executive or his performance as an officer, director or employee of the Employer Parties. Notwithstanding anything to the contrary herein, nothing in this Agreement prohibits Executive or any Employer Party’s officers or directors from truthfully testifying in any legal proceeding or providing truthful information to any governmental, regulatory or administrative agency or in connection with any action to enforce the rights of this Agreement.

(c)Each of NXRT, NREF and NXDT shall maintain a directors and officers liability insurance policy that covers Executive to the same extent that it covers its directors and officers for a period of six years following the Separation Date with respect to any acts, omissions or events that occurred during Executive’s employment with such REIT. Each of NXRT, NREF and NXDT shall also continue to provide Executive with indemnification (including advancement of fees and expenses) in accordance with the terms and conditions of the Indemnification Agreements. Notwithstanding anything to contrary herein or in any other agreement between Executive and any of the Employer Parties, Executive shall not be entitled to indemnification or advancement of any legal fees or expenses for any dispute between Executive and any of the Employer Parties or any of their affiliates.

10.Consultation and Cooperation. In consideration of the Severance Benefits, for a period of twelve (12) months after the Separation Date Executive agrees to reasonably cooperate with any of the Employer Parties, at their reasonable request, to consult, and provide such information as may from time to time be requested by any of the Employer Parties in connection with various legal or business matters in which Executive was involved in connection with his relationship(s) with the Employer Parties, or about which Executive has knowledge or information, and to take any other action reasonably required by any of the Employer Parties relating to legal or business matters in which Executive was involved in connection with his relationship(s) with the Employer Parties, including cooperation with any of the Employer Parties, in all pending and future litigation, claims, investigations, examinations, or audits by any federal, state, or local governmental agencies involving any of the Employer Parties, in which any of the Employer Parties reasonably believes that Executive may have relevant knowledge or information.

(a)Limitations. While performing services following the Separation Date pursuant to this Agreement, Executive acknowledges and agrees that his relationship to any of the Employer Parties will be that of an independent contractor, that none of the Employer Parties will exercise any control or

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direction over the methods by which he performs services pursuant to this Agreement, and that he will not be, nor will he represent to anyone, that he is an agent or active Executive of any of the Employer Parties. Notwithstanding the foregoing, at no time following the date of this Agreement shall Executive have, and Executive agrees not to purport to have or exercise any actual or apparent authority to enter into contracts, commitments, or obligations of any kind, or to make any representations, on behalf of any of the Employer Parties, unless expressly authorized to do so in writing by an authorized representative of the Employer Parties. Executive also will not have, and agree not to purport to have or exercise, the authority to supervise or direct the activities of any Executive of any of the Employer Parties. Executive further acknowledges and agrees that, during such period when he is providing consulting services to any of the Employer Parties and thereafter, he will not be eligible to participate in any of the rights and benefits afforded to Executives of any of the Employer Parties

(b)Hold Harmless/Indemnification. Each Employer Party agrees, on its own behalf and not jointly, to hold harmless and indemnify Executive for any claim, reasonable expense, loss or damage, including without limitation Executive’s costs and reasonable attorney's’ fees, arising out of, or in connection with, any such cooperation Executive undertakes for such Employer Party pursuant to this Section.

(c)Providing Testimony. Executive further agrees that upon the reasonable request of any Employer Party, Executive will provide testimony in court or upon deposition and other information (whether by testimony or otherwise) that is truthful, accurate, and complete, according to information known to Executive, in connection with the prosecution or defense of any of the Employer Parties in any pending or future litigation, claims, investigations, examinations, or audits. Executive acknowledges that he shall not be paid a Consulting Fee for any time spent providing testimony and/or responding to a subpoena issued to Executive individually, but he shall be reimbursed for any reasonable out-of-pocket expenses he incurs providing such testimony. Notwithstanding anything herein to the contrary, in no event shall Executive be entitled to any payments or reimbursements hereunder with respect to any matter regarding which Executive is directly or indirectly adverse to any of the Employer Parties, including, without limitation being called or subpoenaed by an Employer Party as an adverse witness to any Employer Party.

11.Assignment of Work Product / Works for Hire. Executive acknowledges and agrees that any work product prepared, conceived, or developed by Executive during the term of their relationship with any of the Employer Parties, including but not limited to all written documents and electronic data pertaining thereto, is and shall remain the exclusive property of such Employer Party, and will be considered confidential information subject to the terms of this Agreement. Executive agrees that when appropriate, and upon written request of any Employer Party, Executive will acknowledge that their work product constitutes "works for hire" and will cooperate in the filing for patents or copyrights with regard to any or all such work product and will sign documentation necessary to evidence ownership by such Employer Party of such work product.

12.Voluntary Agreement. Executive represents that Executive has carefully read this Agreement and fully understands it and that in signing this document, Executive understands that Executive is releasing the Employer Parties from the Released Claims that Executive has or may have against the Employer Parties as of the date Executive signs this Agreement. Executive has been advised of Executive’s right to consult with an attorney of Executive’s choice, and Executive freely and voluntarily agrees to the terms set forth in this Agreement, and knowingly and willingly intends to be legally bound by them.

13.This Agreement Governs. Executive acknowledges and agrees that the Employer Parties have made no promises, commitments or representations to Executive other than those contained in this Agreement and that Executive has not relied upon any statement or representation made by any Employer Party with respect to the basis or effect of this Agreement or otherwise.

14.Binding Agreement. This Agreement shall bind Executive, Executive’s heirs, beneficiaries, trustees, administrators, executors, and legal representatives, and shall inure to the benefit of the Releasees, and their respective beneficiaries, trustees, administrators, executors, assigns and legal representatives. Executive may not assign any of Executive’s rights or obligations under this Agreement.

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Without limiting the foregoing, an Employer Party may assign its rights and delegate its duties hereunder in whole or in part to any affiliate of the Employer Parties or to any transferee of all or a portion of an Employer Party’s assets or business.

15.Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, except that the Indemnification Agreements, Executive’s equity award agreements (except as modified in Section 2 above), post appointment restrictive covenants, including any noncompete or non-solicit agreements, and any existing post-employment obligations Executive has with respect to confidentiality under any agreement entered into between Executive and an Employer Party shall remain in full force and effect. This Agreement may not be changed orally, and no modification, amendment or waiver of any of the provisions contained in this Agreement, nor any future representation, promise or condition in connection with the subject matter hereof, shall be binding upon any party unless made in writing and signed by such party.

16.Counterparts; Electronic Signature. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. The facsimile, email or other electronically delivered signatures of the parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

17.Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflicts of law. Any dispute related to or arising out of this Agreement exclusively and solely shall be adjudicated in the state and federal courts of Dallas County, Texas. All parties hereto agree to submit themselves to the personal jurisdiction of the state and federal courts of Dallas County, Texas in connection with any dispute related to or arising out of this Agreement.

18.Successors and Assigns. This Agreement shall be binding on each Employer Party and Executive and upon their respective heirs, representatives, successors and assigns.

19.Interpretation. Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or construing the Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the undersigned have executed this Separation Agreement as of the date first above written.

NEXPOINT ADVISORS, L.P.

By: /s/ James Dondero ____________________

Name: James Dondero

Title: President

NEXPOINT RESIDENTIAL TRUST, INC.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS, L.P.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT REAL ESTATE FINANCE, INC.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS VII, L.P.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

I-1259

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

VINEBROOK HOMES TRUST, INC.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS V, L.P.

By: /s/ Brian Mitts ____________________

Name: Brian Mitts

Title: Authorized Signatory

EXECUTIVE

/s/ Matthew Goetz_________________________

Matthew Goetz

I-1260

EXHIBIT A

TREATMENT OF LTIP AWARDS

Vested RSU Awards

The following restricted stock unit awards granted pursuant to the following award agreements, each as amended, shall immediately vest and become nonforfeitable on the Separation Date and each such award shall be delivered and settled in Shares (as defined under the applicable award agreement) or cash on the dates set forth below; provided that, such settlement and delivery will be conditioned on Executive complying with the terms of the Agreement through each settlement and delivery date.

RSU Award Agreements

3,136 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 21, 2019

1,528 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 20, 2020

1,061 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of May 11, 2020

1,864 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 18, 2021

1,394 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 17, 2022

2,469 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of March 28, 2023

11,300 RSU Awards granted pursuant to the NexPoint Diversified Real Estate Trust, Form of Restricted Shares Units Agreement, dated as of April 4, 2023

11,922 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of June 24, 2020

16,340 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of February 22, 2021

19,876 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of February 21, 2022

24,536 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of April 4, 2023

899 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of May 11, 2020

1,566 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of February 15, 2021

1,048 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of February 17, 2022

765 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of April 11, 2023

Vested RSU Award - Settlement Schedule

I-1261

NexPoint Residential Trust, Inc. Awards:

Initial Grant Date	Total Awards Vesting on the Separation Date	First Settlement Date	Amount Settling	Second Settlement Date	Amount Settling
2/21/19	3,136	2/21/24	3,136
2/20/20	1,528	2/20/24	841	2/20/25	687
5/11/20	1,061	5/11/24	584	5/11/25	477
2/18/21	1,864	2/18/24	1,026	2/18/25	838
2/17/22	1,394	2/17/24	767	2/17/25	627
3/28/23	2,469	3/28/24	1,359	3/28/25	1,110

NexPoint Diversified Real Estate Trust Awards:

Initial Grant Date	Total Awards Vesting on the Separation Date	First Settlement Date	Amount Settling	Second Settlement Date	Amount Settling
4/4/23	11,300	4/4/24	6,219	4/4/25	5,081

NexPoint Real Estate Finance, Inc. Awards:

Initial Grant Date	Total Awards Vesting on the Separation Date	First Settlement Date	Amount Settling	Second Settlement Date	Amount Settling
6/24/20	11,922	5/8/24	11,922
2/22/21	16,340	2/22/24	8,993	2/22/25	7,347
2/21/22	19,876	2/21/24	10,939	2/21/25	8,937
4/4/23	24,536	4/4/24	13,504	4/4/25	11,033

VineBrook Homes Trust, Inc. Awards:

Initial Grant Date	Total Awards Vesting on the Separation Date	First Settlement Date	Amount Settling	Second Settlement Date	Amount Settling
5/11/20	899	2/20/24	899
2/15/21	1,566	2/18/24	862	2/18/25	704
2/17/22	1,048	2/17/24	577	2/17/25	471
4/11/23	765	4/11/24	421	4/11/25	344

I-1262

Forfeited RSU Awards

The following restricted stock unit awards granted pursuant to the following award agreements, each as amended, shall immediately be forfeited and cancelled on the Separation Date.

154 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 20, 2020

107 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of May 11, 2020

1,214 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 18, 2021

1,675 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of February 17, 2022

4,326 RSU Awards granted pursuant to the NexPoint Residential Trust, Inc. Restricted Stock Units Agreement, dated as of March 28, 2023

13,576 RSU Awards granted pursuant to the NexPoint Diversified Real Estate Trust, Form of Restricted Shares Units Agreement, dated as of April 4, 2023

1,646 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of February 22, 2021

12,941 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of February 21, 2022

29,479 RSU Awards granted pursuant to the NexPoint Real Estate Finance, Inc. Restricted Stock Units Agreement, dated as of April 4, 2023

3,597 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of May 11, 2020

3,604 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of February 15, 2021

2,993 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of February 17, 2022

2,606 RSU Awards granted pursuant to the VineBrook Homes Trust, Inc. Restricted Stock Units Agreement, dated as of April 11, 2023

I-1263

Execution Copy

VESTING AGREEMENT

This VESTING AGREEMENT (the “Vesting Agreement”) is made and entered into as of November 9, 2023 (the “Effective Date”) by and among (i) NexPoint Residential Trust, Inc. (“NXRT”), (ii) NexPoint Real Estate Finance, Inc. (“NREF”), (iii) NexPoint Diversified Real Estate Trust (“NXDT”), and (iv) VineBrook Homes Trust, Inc. (together with NXRT, NREF and NXDT, the “REITs”), and Matthew Goetz (“Grantee”).

WHEREAS, NXRT, NREF, NXDT and VB maintain the following equity plans, respectively: (i) NXRT’s 2016 Long Term Incentive Plan, (ii) NREF’s 2020 Long Term Incentive Plan, (iii) NXDT’s 2023 Long Term Incentive Plan and (iv) VB’s 2018 Long Term Incentive Plan (together, the “Plans”);

WHEREAS, Sections 17 and 18, 17 and 18, 18 and 19 and 18 and 19 of the NXRT Plan, NREF Plan, NXDT Plan and VB Plan, respectively, authorize the Compensation Committee (the “Committee”) of each REIT’s Board of Directors to amend awards granted under the plans, including to restate the awards’ vesting schedules and to comply with the deferred compensation rules of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”);

WHEREAS, Grantee has entered into a separation agreement, dated as of the Effective Date, in connection with Grantee’s separation from service as an employee of NexPoint Advisors, L.P. (the “Adviser”), the REITs and any respective affiliates (the “Separation”) on the Effective Date (the “Separation Agreement”); and

WHEREAS, each REIT’s Committee has determined that it would be advisable and in the best interest of the REIT and its stockholders to amend the terms of Grantee’s outstanding restricted stock units or restricted share units (both, “RSUs”) awarded under the Plans and the award agreements, each as set forth on Exhibit A to the Separation Agreement, in connection with the Grantee’s Separation.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.Each RSU award agreement set forth on Exhibit A to the Separation Agreement shall be amended to:

(a)Remove all references to the defined term “Retirement” and make any related conforming changes so the RSU award agreements read as if the term had never been included in the award agreement, retroactive to the RSU award’s grant date.

(b)Add the following language to a new section at the end of the RSU award agreement:

Impact of Vesting Agreement

Notwithstanding anything in this Agreement to the contrary, as of the effective date of that certain vesting agreement made and entered into as of November 9, 2023 (the “Separation Effective Date”) by and among (i) NexPoint Residential Trust, Inc. (“NXRT”), (ii) NexPoint Real Estate Finance, Inc. (“NREF”), (iii) NexPoint Diversified Real Estate Trust (“NXDT”), and (iv) VineBrook Homes Trust, Inc. (together with NXRT, NREF and NXDT, the “REITs”), and [Grantee / Participant] (the “Vesting Agreement”), any outstanding RSUs under this Agreement shall vest and become nonforfeitable, or will be forfeited and cancelled, as set forth on Exhibit A to the Separation Agreement (as defined in the Vesting Agreement) and generally within the Separation Agreement, and all other vesting and settlement schedules with respect to the RSUs under this Agreement shall be null and void.

I-1264

2.Add the following language to a new section at the end of the RSU award agreement after the amendment set forth in Section 1(b) hereof:

Application of Section 409A of the Code.

(a) Exemption or Compliance. The Agreement and RSUs vesting and settling in connection with it are intended to be exempt from or otherwise comply with Section 409A of the Code, including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions, and shall be administered, construed and interpreted in accordance with such intent. Any RSUs that fail to qualify for the exemptions under Section 409A of the Code shall be paid or provided in accordance with the requirements of Section 409A of the Code. Notwithstanding the foregoing, the Company cannot guarantee that the RSUs provided under the Agreement will satisfy all applicable provisions of Section 409A of the Code and the [Grantee / Participant] shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of the Participant in connection with this Agreement (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its subsidiaries or affiliates shall have any obligation to indemnify or otherwise hold the [Grantee / Participant] (or any beneficiary) harmless from any or all of such taxes or penalties.

(b) Payments and Reimbursements. Each payment with respect to the RSUs settling under this Agreement is intended to be treated as one of a series of separate payments for purposes of Section 409A of the Code. To the extent any reimbursements or in-kind benefit payments under the Agreement are subject to Section 409A of the Code, such reimbursements and in-kind benefit payments will be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv) (or any similar or successor provisions).

(c) Specified Employees. Notwithstanding anything in the Agreement to the contrary, to the extent the [Grantee / Participant] is considered a “specified employee” (as defined in Section 409A of the Code) and would be entitled to a payment during the six-month period beginning on the [Grantee’s / Participant’s] separation from service (as defined in Section 409A of the Code) that is not otherwise excluded under Section 409A of the Code under the exception for short-term deferrals, separation pay arrangements, reimbursements, in-kind distributions, or any otherwise applicable exemption, the payment will not be made to the [Grantee / Participant] until the earlier of the six-month anniversary of the [Grantee / Participant’s] separation from service or the [Grantee / Participant’s] death and will be accumulated and paid on the first day of the seventh month following the separation from service.

(d) Amendment. The Company may amend the Agreement to the minimum extent necessary to satisfy the applicable provisions of Section 409A of the Code.

3.For the avoidance of doubt, the amendment at Section 1(a) hereof will be deemed to occur a moment in time prior to the amendments at Sections 1(b) and (c) hereof.

4.All other terms of the RSU award agreements remain the same and are in full force and effect unless contrary to the intent of this Vesting Agreement. This Vesting Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, expect with respect to the Separation Agreement where its terms would not contradict the Vesting Agreement. This Vesting Agreement may not be changed orally, and no modification, amendment or waiver of any of the provisions contained in this Vesting Agreement, nor any future representation, promise or condition in connection with the subject matter hereof, shall be binding upon any party unless made in writing and signed by such party.

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5.This Vesting Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflicts of law. Any dispute related to or arising out of this Vesting Agreement exclusively and solely shall be adjudicated in the state and federal courts of Dallas County, Texas. All parties hereto agree to submit themselves to the personal jurisdiction of the state and federal courts of Dallas County, Texas in connection with any dispute related to or arising out of this Vesting Agreement.

6.This Vesting Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. The facsimile, email or other electronically delivered signatures of the parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

[Signature Page Follows]

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I-1266

IN WITNESS WHEREOF, the parties have executed this Vesting Agreement as of the day and year first above written.

NEXPOINT RESIDENTIAL TRUST, INC.

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT REAL ESTATE FINANCE, INC.

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

VINEBROOK HOMES TRUST, INC.

By: /s/ Brian Mitts

Name: Brian Mitts

Title: Authorized Signatory

GRANTEE

By: /s/ Matthew Goetz

Name: Matthew Goetz

[Signature Page of Vesting Agreement]

I-1267

Exhibit 10.1

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

CLAWBACK POLICY

NexPoint Diversified Real Estate Trust (the “Company”) will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “accounting restatement”).

This policy applies to all incentive-based compensation received by a person:

(1)	after beginning service as an executive officer;

(2)	who served as an executive officer at any time during the performance period for that incentive-based compensation;

(3)	while the Company has a class of securities listed on a national securities exchange or a national securities association; and

(4)

during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement; provided that this policy also applies to any transition period that results from a change in the Company’s fiscal year within or immediately following the three completed fiscal year period; provided further that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year; provided further that this policy will only apply to incentive-based compensation received on or after October 2, 2023.

Incentive-based compensation is deemed received in the Company’s fiscal year during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement is the earlier to occur of:

(1)

the date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or

(2)	the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

I-1268

The amount of incentive-based compensation that is subject to recovery under this policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts. The amount of incentive-based compensation that is subject to recovery will be computed without regard to any taxes paid. For incentive-based compensation based on share price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(1)

the amount will be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the incentive-based compensation was received; and

(2)	the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.

The Company will recover erroneously awarded compensation in accordance with this policy, except to the extent that any of the following conditions are met and the Company’s Compensation Committee has made a determination that recovery would be impracticable:

(1)

the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered; provided that before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company will make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide such documentation to the New York Stock Exchange;

(2)

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company will obtain an opinion of home country counsel, acceptable to the New York Stock Exchange, that recovery would result in such a violation and provide such opinion to the New York Stock Exchange; or

(3)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Company will not indemnify any executive officer or former executive officer against the loss of erroneously awarded compensation.

The Company will provide the required disclosures with respect to this policy in applicable Securities and Exchange Commission filings in accordance with the requirements of applicable securities laws on or after October 2, 2023.

For purposes of this policy, the following terms have the definitions set forth below:

“Executive officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company.

2

I-1269

“Financial reporting measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-based compensation” means compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

This policy is not intended to limit the Company’s ability to pursue other means to recover damages resulting from wrongdoing. The Company retains all rights it may have under applicable law.

This policy may be amended from time to time in the Company’s sole discretion.

Notwithstanding the foregoing, this policy will be interpreted to comply with the applicable securities laws, including the requirements of (1) Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), (2) Rule 10D-1 under the Exchange Act, and (3) the listing standards adopted by the New York Stock Exchange pursuant to Rule 10D-1, and, to the extent this policy is in any manner deemed inconsistent with such requirements, this policy shall be treated as retroactively amended to be compliant with such requirements.

Approved and Adopted: November 6, 2023

3

I-1270

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________________

FORM 10-Q

_____________________________________________________________________________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-32921

_____________________________________________________________________________________

NexPoint Diversified Real Estate Trust

(Exact Name of Registrant as Specified in Its Charter)

_____________________________________________________________________________________

Delaware	80-0139099
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Crescent Court, Suite 700, Dallas, Texas (Address of Principal Executive Offices)	75201 (Zip Code)

(214) 276-6300

(Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 8, 2024, the registrant had 41,924,881.620 common shares, par value $0.001 per share, outstanding.

I-1271

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Form 10-Q

Quarter Ended September 30, 2024

i

I-1272

Cautionary Statement Regarding Forward-Looking Statements

This quarterly report (this "Quarterly Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, our performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this Quarterly Report are based on management’s current beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” "plan," "potential," “estimate,” “project,” "target," “should,” “will,” “would,” “result,” "goal," "could," "future," "continue," "if," the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•    Unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, rising or high interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

•    Our loans and investments expose us to risks similar to and associated with real estate investments generally;

•    Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us;

•    Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

•    Risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

•    Fluctuations in interest rate and credit spreads, could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments;

•    The use of leverage to finance our investments;

•    Risks associated with our loans and investments in debt instruments including, senior loans, mezzanine loans, collateralized loan obligations ("CLOs"), and structured finance securities;

•    Our loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

•    We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs;

ii

I-1273

•    We have limited operating history as a standalone company and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders;

•    We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint Advisors, L.P. (“NexPoint” or our “Sponsor”), members of the NexPoint Real Estate Advisors X, L.P. (our “Adviser”) management team or their affiliates.

•    We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer;

•    Our Adviser and its affiliates face conflicts of interest, including significant conflicts created by our Adviser’s compensation arrangements with us, including compensation which may be required to be paid to our Adviser if our advisory agreement is terminated, which could result in decisions that are not in the best interests of our shareholders;

•    We pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment;

•    If we fail to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, cash available for distributions to be paid to our shareholders could decrease materially, which would limit our ability to make distributions to our shareholders; and

•    Any other risks included under Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2024.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this Quarterly Report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

iii

I-1274

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)

	September 30, 2024 (Unaudited)	December 31, 2023

ASSETS
Consolidated Real Estate Investments
Land	$67,138	$47,708
Buildings and improvements	327,007	206,213
Intangible lease assets	10,979	10,979
Construction in progress	25,020	19,177
Furniture, fixtures, and equipment	11,944	362
Right-of-use assets	1,465	—
Total Gross Consolidated Real Estate Investments	443,553	284,439
Accumulated depreciation and amortization	(30,998)	(20,525)
Total Net Consolidated Real Estate Investments	412,555	263,914
Real estate held for sale, net of accumulated depreciation of $133 and $0, respectively	8,134	—
Total Net Real Estate Investments	420,689	263,914
Investments, at fair value ($515,265 and $533,065 with related parties, respectively)	643,479	691,238
Equity method investments ($8,639 and $7,079 with related parties, respectively)	63,467	66,263
Investments in DSTs ($30,559 and $0, with related parties, respectively)	30,559	—
Cash and cash equivalents	8,519	20,608
Restricted cash	44,721	32,561
Accounts receivable, net	3,991	4,347
Prepaid and other assets	17,243	10,431
Accrued interest and dividends	4,971	6,078
Interest rate caps	397	—
Deferred tax asset, net	2,678	2,896
Total Assets	$1,240,714	$1,098,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgages payable, net ($10,000 and $0 with related party, respectively)	$262,169	$142,186
Notes payable, net ($68,027 and $20,000 with related party, respectively)	95,167	52,919
Prime brokerage borrowing	1,412	1,782
Accounts payable and other accrued liabilities	22,125	8,633
Income tax payable	—	356
Accrued real estate taxes payable	4,386	231
Accrued interest payable	8,157	1,398
Security deposit liability	386	422
Prepaid rents	591	768
Intangible lease liabilities, net	3,407	4,567
Total Liabilities	397,800	213,262

Shareholders' Equity:
Preferred shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 shares issued and outstanding	3	3
Common shares, $0.001 par value: unlimited shares authorized; 41,674,528 and 38,389,600 shares issued and outstanding, respectively	42	38
Additional paid-in capital	1,031,915	1,011,613
Accumulated earnings (loss)	(187,487)	(126,580)
(Noncontrolling interests)	(1,559)	—
Total Shareholders' Equity	842,914	885,074

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,240,714	$1,098,336

See Notes to Consolidated Financial Statements

1

I-1275

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30
	2024	2023	2024	2023
Revenues
Rental income	$4,447	$5,404	$12,479	$15,541
Rooms	7,280	—	15,480	—
Food and beverage	533	—	1,345	—
Interest income ($553, $573, $1,619 and $1,890 with related parties, respectively)	1,653	1,863	5,043	5,632
Dividend income ($7,227, $4,853, $21,080 and $17,717 with related parties, respectively)	7,397	5,000	21,642	19,809
Other income	906	97	1,306	128
Total revenues	22,216	12,364	57,295	41,110
Expenses
Property operating expenses	6,339	1,527	14,672	5,553
Property management fees	664	191	1,025	553
Real estate taxes and insurance	1,639	1,360	4,653	4,057
Advisory and administrative fees	3,976	3,469	10,665	8,707
Property general and administrative expenses	2,057	833	4,949	2,601
Corporate general and administrative expenses	2,843	1,685	8,873	5,433
Conversion expenses	—	—	—	1,444
Depreciation and amortization	4,510	3,820	11,408	10,928
Impairment loss	6,134	—	6,134	—
Total expenses	28,162	12,885	62,379	39,276
Operating income (loss)	(5,946)	(521)	(5,084)	1,834
Interest expense	(8,288)	(4,173)	(20,670)	(11,397)
Equity in income (losses) of unconsolidated equity method ventures ($233, $286, $603 and $498 with related parties, respectively)	400	(369)	(558)	(23)
Change in unrealized gains (losses) ($17,142, $(82,240), $4,761 and $(98,248) with related parties, respectively)	(885)	(61,626)	2,251	(89,598)
Realized losses	(1)	(939)	(21,876)	(718)
Net income (loss) before income taxes	(14,720)	(67,628)	(45,937)	(99,902)
Income tax expense	(700)	(330)	(1,553)	(1,444)
Net loss	(15,420)	(67,958)	(47,490)	(101,346)
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)	(3,465)	(3,465)
Net (income) loss attributable to noncontrolling interests	6,538	—	8,432	—
Net loss attributable to common shareholders	$(10,037)	$(69,113)	$(42,523)	$(104,811)

Weighted average common shares outstanding - basic	40,786	37,187	39,662	37,177
Weighted average common shares outstanding - diluted	40,786	37,187	39,662	37,177

Loss per share - basic	$(0.25)	$(1.86)	$(1.07)	$(2.82)
Loss per share - diluted	$(0.25)	$(1.86)	$(1.07)	$(2.82)

See Notes to Consolidated Financial Statements

2

I-1276

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended September 30, 2024	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	(Noncontrolling Interests)	Total
Balances, June 30, 2024	3,359,593	$3	40,650,118	$41	$1,025,144	$(171,101)	$4,979	$859,066
Stock-based compensation expense	—	—	—	—	544	—	—	544
Shares issued to Adviser for admin and advisory fees	—	—	239,235	—	1,322	—	—	1,322
Net loss attributable to common shareholders	—	—	—	—	—	(10,037)	—	(10,037)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(6,538)	(6,538)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	—	1,155
Common stock dividends declared ($0.15 per share)	—	—	785,175	1	4,905	(6,349)	—	(1,443)
Preferred stock dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	—	(1,155)
Balances, September 30, 2024	3,359,593	$3	41,674,528	$42	$1,031,915	$(187,487)	$(1,559)	$842,914

See Notes to Consolidated Financial Statements

3

I-1277

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Nine Months Ended September 30, 2024	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	(Noncontrolling Interests)	Total
Balances, December 31, 2023	3,359,593	$3	38,389,600	$38	$1,011,613	$(126,580)	$—	$885,074
Noncontrolling interests from NHT Acquisition	—	—	—	—	—	—	6,873	6,873
Stock-based compensation expense	—	—	145,433	—	1,991	—	—	1,991
Shares issued to Adviser for admin and advisory fees	—	—	617,273	1	4,026	—	—	4,027
Net loss attributable to common shareholders	—	—	—	—	—	(42,523)	—	(42,523)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(8,432)	(8,432)
Net income attributable to preferred shareholders	—	—	—	—	—	3,465	—	3,465
Common share dividends declared ($0.45 per share)	—	—	2,522,222	3	14,285	(18,384)	—	(4,096)
Preferred share dividends declared ($1.03125 per share)	—	—	—	—	—	(3,465)	—	(3,465)
Balances, September 30, 2024	3,359,593	$3	41,674,528	$42	$1,031,915	$(187,487)	$(1,559)	$842,914

See Notes to Consolidated Financial Statements

4

I-1278

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended September 30, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, June 30, 2023	3,359,593	$3	37,171,807	$37	$1,000,281	$(28,992)	$971,329
Stock-based compensation	—	—	—	—	477	—	477
Shares issued to Adviser for admin and advisory fees	—	—	14,589	—	156	—	156
Net loss attributable to common shareholders	—	—	—	—	—	(69,113)	(69,113)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	1,155
Common share dividends declared ($0.15 per share)	—	—	496,303	1	4,450	(5,670)	(1,219)
Preferred share dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	(1,155)
Balances, September 30, 2023	3,359,593	$3	37,682,699	$38	$1,005,364	$(103,775)	$901,630

See Notes to Consolidated Financial Statements

5

I-1279

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Nine Months Ended September 30, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, December 31, 2022	3,359,593	$3	37,171,807	$37	$999,845	$17,947	$1,017,832
Stock-based compensation	—	—	—	—	913	—	913
Shares issued to Adviser for admin and advisory fees	—	—	14,589	—	156	—	156
Net loss attributable to common shareholders	—	—	—	—	—	(104,811)	(104,811)
Net loss attributable to preferred shareholders	—	—	—	—	—	3,465	3,465
Common stock dividends declared ($0.45 per share)	—	—	496,303	1	4,450	(16,911)	(12,460)
Preferred stock dividends declared ($1.03125 per share)	—	—	—	—	—	(3,465)	(3,465)
Balances, September 30, 2023	3,359,593	$3	37,682,699	$38	$1,005,364	$(103,775)	$901,630

See Notes to Consolidated Financial Statements

6

I-1280

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(47,490)	$(101,346)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,408	10,928
Amortization of intangible lease assets and liabilities	(1,061)	(912)
Amortization of deferred financing costs	580	441
Amortization of fair value adjustment of assumed debt	731	—
Paid-in-kind interest ($(3,956) and $(455) with related parties, respectively)	(7,173)	(3,444)
Proceeds from paid-in-kind interest	2,271	—
Net cash received on derivative settlements	660	—
Realized loss	21,876	718
Change in unrealized (gain) loss on investments held at fair value ($4,761 and $98,248 with related parties, respectively)	(2,251)	89,598
Unrealized (gain) loss on interest rate derivatives	7	—
Impairment loss	6,134	—
Equity in (income) losses of unconsolidated ventures ($(603) and $498 with related parties, respectively)	558	23
Distributions of earnings from unconsolidated ventures ($761 and $570 with related parties, respectively)	3,955	3,048
Stock-based compensation expense	2,193	913
Cash paid for life settlement premiums	—	(3,355)
Equity security dividends reinvested ($(4,817) and $0 with related parties, respectively)	(4,833)	—
Deferred tax (benefit) expense	218	1,596
Changes in operating assets and liabilities, net of effects of acquisitions:
Income tax payable	(356)	(10,720)
Real estate taxes payable	3,637	3,135
Operating assets	(1,815)	(4,210)
Operating liabilities	3,201	(4,887)
Net cash used in operating activities	(7,550)	(18,474)

Cash flows from investing activities
Proceeds from asset redemptions ($1,700 and $0 with related parties, respectively)	1,700	—
Distributions from CLO investments	1,266	—
Proceeds from sale of investments	2,438	29,490
Proceeds from paydowns of investments	12,071	—
Net cash acquired in acquisition of NexPoint Hospitality Trust	42,749	—
Purchases of investments ($(6,835) and $4,034 with related parties, respectively)	(34,685)	(3,579)
Additions to consolidated real estate investments	(7,079)	(8,926)
Proceeds from life settlement policy maturities	—	2,999
Cash outflow from deconsolidation of investment	—	(3,993)
Net cash provided by investing activities	18,460	15,991

Cash flows from financing activities
Proceeds received from notes payable	—	20,000
Mortgage proceeds received ($10,000 and $0 with related parties, respectively)	10,000	—
Mortgage payments	(4,452)	(1,773)
Prime brokerage borrowing	262	11,892
Credit facilities payments	(8,103)	(8,999)
Prime brokerage payments	(633)	(12,756)
Deferred financing costs paid	(563)	(771)
Payments for taxes related to net share settlement of stock-based compensation	(202)	—
Dividends paid to preferred shareholders	(3,465)	(3,465)
Dividends paid to common shareholders	(3,683)	(12,460)
Net cash used in financing activities	(10,839)	(8,332)

Net increase (decrease) in cash, cash equivalents and restricted cash	71	(10,815)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$53,240	$37,834

Supplemental Disclosure of Cash Flow Information
Interest paid	$13,911	$11,306
Income tax paid	$—	$13,700
Supplemental Disclosure of Noncash Activities
Non-cash dividend payment	$14,285	$4,462
Fair value assets acquired from the sale of consolidated investments*	$—	$68,500
Non-cash advisory fee payment	$4,026	$156
Increase in dividends payable upon vesting of restricted stock units	$412	$—
Real estate investments assumed in acquisition of NexPoint Hospitality Trust	$(167,624)	$—
DST investments assumed in acquisition of NexPoint Hospitality Trust	$(5,000)	$—
Interest rate caps assumed in acquisition of NexPoint Hospitality Trust	$(1,064)	$—
Notes payable assumed in acquisition of NexPoint Hospitality Trust	$50,694	$—
Mortgages payable assumed in acquisition of NexPoint Hospitality Trust	$114,640	$—
Right of use assets assumed in acquisition of NexPoint Hospitality Trust	$(1,465)	$—
Accrued interest payable assumed in acquisition of NexPoint Hospitality Trust	$6,353	$—
Noncontrolling interests assumed in acquisition of NexPoint Hospitality Trust	$6,873	$—
Deconsolidated investments at fair value from the acquisition of NexPoint Hospitality Trust	$24,981	$—
Accounts receivable and other assets assumed in acquisition of NexPoint Hospitality Trust	$(1,305)	$—
Prepaid assets and other assets assumed in acquisition of NexPoint Hospitality Trust	$(1,492)	$—
Accounts payable and other liabilities assumed in acquisition of NexPoint Hospitality Trust	$14,276	$—
Real estate taxes payable assumed in acquisition of NexPoint Hospitality Trust	$1,233	$—
Change in capitalized construction costs included in accounts payable and other accrued liabilities	$627	$—

*For more information about this transaction, refer to Note 11. Life Settlement Portfolio

See Notes to Consolidated Financial Statements

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

NexPoint Diversified Real Estate Trust (the "Company", "we", "us", or "our") was formed in Delaware and has elected to be taxed as a real estate investment trust (a “REIT”). Substantially all of the Company’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company’s operating partnership. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP. As of September 30, 2024, there were 2,000 partnership units of the OP (the “OP Units”) outstanding, of which 100.0% were owned by the Company.

On July 1, 2022 (the “Deregistration Date”), the Securities and Exchange Commission (the “SEC”) issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Investment Company Act”) declaring that the Company has ceased to be an investment company under the Investment Company Act (the “Deregistration Order”). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity (the “Business Change”).

The Company is externally managed by NexPoint Real Estate Advisors X, L.P. (the “Adviser”), through an agreement dated July 1, 2022, amended on October 25, 2022, April 11, 2023 and July 22, 2024 (the “Advisory Agreement”), by and among the Company and the Adviser for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. The Company had no employees as of September 30, 2024. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and our board of trustees (the “Board”). The Adviser is wholly owned by NexPoint Advisors, L.P. (the “Sponsor” or “NexPoint”).

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

2. Asset Acquisition

NHT Acquisition

On April 10, 2024, NexPoint Real Estate Partners, LLC (“NREP”), an entity advised by an affiliate of the Adviser, and Highland Capital Management, L.P. (“Highland”), a third party, entered into a Purchase Agreement ("Purchase Agreement") whereby Highland agreed to sell, among other things, 2,176,257 units of NexPoint Hospitality Trust (“NHT”) (the “NHT Units”) to NREP. The Purchase Agreement was funded in part by cash of $0.8 million provided to NREP by the Company that was allocated for the sale of the NHT Units. Then on April 19, 2024, the Company, NexPoint Real Estate Opportunities, LLC ("NREO"), a wholly owned subsidiary of the Company, and NREP entered into an Assignment of Interests Agreement whereby NREP distributed, assigned, conveyed, transferred, set over, and delivered to NREO its right to purchase the NHT Units under the Purchase Agreement and all of its rights, title and interest in, to and under the NHT Units, including all voting, consent and financial rights, free and clear of all liens and encumbrances (the “NHT Acquisition”). As a result, the Company owned 53.65% of the outstanding NHT Units and was determined to hold the controlling financial interest in NHT and as a result consolidated NHT. The NHT Acquisition was accounted for as an asset acquisition under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations.

Because the Company does not wholly own NHT, the Company recognized a noncontrolling interest (“NCI”) of $6.9 million, which was recorded at fair value when the controlling financial interest was acquired. The Company also recorded an unrealized gain on its previously held interest in NHT of $3.9 million.

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The accumulated cost of the acquisition was allocated to the acquired assets and liabilities based on their relative fair values as follows:

Description
Land	$22,673
Buildings and improvements	128,616
Construction in progress	3,613
Furniture, fixtures, and equipment	12,722
Investments, at fair value	5,000
Cash and cash equivalents	38,467
Restricted cash	5,065
Prepaid and other assets	4,001
Right-of-use asset	1,465
Interest-rate cap	1,064
Mortgages payable	(114,640)
Notes payable	(70,529)
Accounts payable and other accrued liabilities	(21,826)
Accrued real estate taxes	(1,233)
Identifiable Net Assets Acquired	$14,458

3. Summary of Significant Accounting Policies

Basis of Accounting

Readers of this Quarterly Report on Form 10-Q ("Quarterly Report") should refer to the audited financial statements and notes to consolidated financial statements of the Company for the year ended December 31, 2023, which are included in our 2023 Annual Report on Form 10-K ("2023 Annual Report"), filed with the SEC and also available on our website (nxdt.nexpoint.com), since we have omitted from this Quarterly Report certain footnote disclosures which would substantially duplicate those contained in such audited financial statements. You should also refer to Note 2, Summary of Significant Accounting Policies, in the notes to consolidated financial statements in our 2023 Annual Report for further discussion of our significant accounting policies and estimates. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this Quarterly Report or any other report or documents we file or furnish with the SEC.

Income Taxes

I.Canadian mutual fund status

NHT is a mutual fund trust pursuant to the Income Tax Act (Canada) (the “Tax Act”). Under current tax legislation, a mutual fund trust that is not a specified investment flow-through trust (“SIFT”) pursuant to the Tax Act generally is entitled to deduct distributions of taxable income such that it is not liable to pay Canadian income taxes provided that its taxable income is fully distributed to unitholders. NHT intends to qualify as a mutual fund trust that is not a SIFT and to make distributions not less than the amount necessary to ensure that NHT will not be liable to pay Canadian income taxes.

II.U.S REIT Status

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its “REIT taxable income,” as defined by the Code, to its shareholders. As a REIT, the Company will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any

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amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes.

If the Company fails to meet these requirements, it could be subject to federal income tax on all of the Company’s taxable income at regular corporate rates for that year. The Company would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of September 30, 2024, the Company believes it is in compliance with all applicable REIT requirements.

As a REIT for U.S. federal income tax purposes, the Company may deduct earnings distributed to shareholders against the income generated by our REIT operations. The Company continues to be subject to income taxes on the income of its taxable REIT subsidiaries. The Company’s Consolidated Balance Sheet as of September 30, 2024 consists of a $18.0 million gross deferred tax asset at NHF TRS, LLC, a valuation allowance of $13.5 million for a consolidated net deferred tax asset of $4.5 million, a $0.3 million gross deferred tax asset at NREO TRS, Inc., a $2.1 million gross deferred tax liability at NREO TRS, Inc. for a consolidated net deferred tax liability of $1.8 million, a $6.2 million gross deferred tax asset at NHT's TRSs, a gross deferred tax liability of $0.0 million at NHT's TRSs, and a valuation allowance of $6.2 million at NHT's TRSs for a consolidated net deferred tax asset of $0.0 million. The Company's Consolidated Balance Sheet as of December 31, 2023 consisted of a $4.5 million net deferred tax asset at NHF TRS, LLC and a $1.8 million net deferred tax liability at NREO TRS, Inc. for a consolidated net deferred tax asset of $2.7 million.

The Company’s tax provision for interim periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. Our effective tax rates for the three months ended September 30, 2024 and 2023 were (4.76)% and (0.49)%, respectively. Our effective tax rates for the nine months ended September 30, 2024 and 2023 were (3.38)% and (1.45)%, respectively. Our effective tax rate differs from the U.S. federal statutory corporate tax rate of 21.0% primarily due to our REIT operations generally not being subject to federal income taxes.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of September 30, 2024 and 2023. The Company and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022 and 2021 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has not recorded any uncertain tax positions for the nine months ended September 30, 2024 and 2023.

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the periods indicated is as follows (in thousands):

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2024		2023		2024		2023
Expected tax at statutory rate	$(3,091)	21.0%	$(14,202)	21.0%	$(9,647)	21.0%	$(20,979)	21.0%
Non-taxable REIT income	4,776	-32.4%	12,947	-19.1%	16,047	-34.9%	21,066	-21.1%

Change in valuation allowance	(985)	6.7%	1,585	-2.3%	(4,847)	10.6%	1,358	-1.4%
Total provision	$700	-4.8%	$330	-0.5%	$1,553	-3.4%	$1,444	-1.4%

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Segment Reporting

Under the provision of ASC 280, Segment Reporting, the Company has determined that it has two reportable segments: NXDT and NHT. The NXDT segment primarily consists of activities focused on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. The majority of NXDT’s revenue is comprised of Rental income, Dividend income, and Interest income. The NHT segment primarily consists of acquiring additional U.S. located hospitality assets that meet its investment objectives and criteria and seeking to own, renovate and operate its portfolio of income-producing hotel properties. The majority of NHT’s revenue is comprised of revenue from renting rooms and selling food and beverages ("F&B"). Our chief operating decision maker (“CODM”) regularly reviews the performance of our segments based in part on the Net Operating Income (“NOI”). We eliminate any inter-segment transactions and balances upon consolidation.

Leases

The Company’s leasing activities are accounted for under ASC 842, Leases, if an identified contract is, or contains, a lease.

Lessors classify leases as either sales-type, direct financing or operating leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. If none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the underlying asset’s fair value and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. All of the leasing arrangements where the Company is the lessor are classified as operating leases.

Lessees classify leases as either finance or operating leases. A lease is classified as a finance lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if none of the five criteria described above for finance lease classification is met. The Company has one finance lease in the NHT segment for a parking space related to the Bradenton Hampton Inn & Suites, which is included in “Right-of-use assets” on the Consolidated Balance Sheets.

Hotel Revenue Recognition

The Company's NHT segment generally recognizes revenue in accordance with ASC 606, Revenue From Contracts with Customers, which requires five steps to evaluate revenue recognition: (i) identify the contract(s) with a customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Rooms revenue is recognized as the services are rendered to customers and upon completion of the hotel stay, provided there are no material remaining performance obligations required of the Company.

F&B revenue generally consists of goods and ancillary service charges the customer separately chooses to purchase and are recognized generally when the goods or services are provided to the customer.

Impairment

Real estate assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are

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not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. For the three and nine months ended September 30, 2024, the Company recorded approximately $5.1 million of impairment loss on real estate held and used, which is included in Impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company did not record any impairment charges for the three and nine months ended September 30, 2023.

Held for Sale

The Company periodically classifies real estate assets as held for sale when certain criteria are met in accordance with U.S. generally accepted accounting principles ("GAAP"). At that time, the Company presents the net real estate assets and the liabilities associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of September 30, 2024 and December 31, 2023, there were one and zero properties classified as held for sale, respectively. In addition to the net real estate assets, the consolidated balance sheets also includes approximately $0.05 million and $0 million of accounts receivable and prepaid and other assets, and approximately $0.4 million and $0 million of accounts payable, real estate taxes payable, security deposits, prepaid rents, and other accrued liabilities related to assets held for sale as of September 30, 2024 and December 31, 2023, respectively. For the three and nine months ended September 30, 2024, the Company recorded approximately $1.0 million of losses on real estate held for sale, which are included in Impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company did not record any losses for the three and nine months ended September 30, 2023.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires a public entity to disclose significant segment expenses and other segment items in interim and annual periods and expands the ASC 280 disclosure requirements for interim periods. The ASU also explicitly requires public entities with a single reportable segment to provide all segment disclosures under ASC 280, including the new disclosures under ASU 2023-07. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating ASU 2023-07 to determine its impact on the Company's disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”), to clarify the scope application of profits interest and similar awards by adding illustrative guidance in ASC 718, Compensation-Stock Compensation ("ASC 718"). ASU 2024-01 clarifies how to determine whether profits interest and similar awards should be accounted for as a share-based payment arrangement (ASC 718) or as a cash bonus or profit-sharing arrangement (ASC 710, Compensation-General, or other guidance) and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. In addition to adding the illustrative guidance, ASU 2024-01 modified the language in paragraph 718-10-15-3 to improve its clarity and operability without changing the guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those annual periods. Early adoption is permitted. The amendments should be applied either retrospectively to all prior periods presented in the financial statements, or prospectively to profits interests and similar awards granted or modified on or after the adoption date. The Company is currently assessing the impacts of adopting ASU 2024-01 on its consolidated financial statements and disclosures.

4. Investments in Real Estate Subsidiaries

The Company conducts its operations through the OP and NHT Operating Partnership, LLC ("NHT OP"), which collectively own several real estate properties through single asset limited liability companies that are special purpose entities (“SPEs”). The Company consolidates the SPEs that it controls as well as any variable interest entities ("VIEs") where it is the primary beneficiary. All of the properties the SPEs own are consolidated in the Company’s consolidated

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financial statements. The assets of each entity can only be used to settle obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

As of September 30, 2024, the Company, through the OP, owned eleven properties through SPEs, including four in the NexPoint Diversified Real Estate Trust segment, and seven in the NexPoint Hospitality Trust segment. The following table represents the Company’s ownership in each property by virtue of its consolidation of the SPEs that directly own the title to each property as of September 30, 2024 and December 31, 2023:

					Effective Ownership Percentage at
Property Name		Location	Year Acquired		September 30, 2024	December 31, 2023
White Rock Center		Dallas, Texas	2013		100%	100%
5916 W Loop 289		Lubbock, Texas	2013		100%	100%
Cityplace Tower		Dallas, Texas	2018		100%	100%
NexPoint Dominion Land, LLC	(1)	Plano, Texas	2022		100%	100%
Dallas Hilton Garden Inn	(2)	Dallas, Texas	2014	(3)	54%	N/A
Addison Homewood Suites	(2)	Addison, Texas	2017	(3)	54%	N/A
Plano Homewood Suites	(2) (4)	Plano, Texas	2017	(3)	54%	N/A
Las Colinas Homewood Suites	(2)	Las Colinas, Texas	2017	(3)	54%	N/A
St. Petersburg Marriott	(2)	St. Petersburg, Florida	2018	(3)	54%	N/A
Hyatt Place Park City	(2)	Park City, Utah	2022	(3)	54%	N/A
Bradenton Hampton Inn & Suites	(2)	Bradenton, Florida	2022	(3)	54%	N/A

(1)	NexPoint Dominion Land, LLC owns 100% of 21.5 acres of undeveloped land in Plano, Texas.
(2)	NHT owns 100% of the properties, and NXDT owns approximately 54% of NHT.
(3)	Reflects the date NHT or its predecessor acquired the property.
(4)	Property classified as held for sale as of September 30, 2024.

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5. Consolidated Real Estate Investments

As of September 30, 2024, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Right of use assets	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,562	$1,921	$(101)	$—	$—	$5	$13,702
5916 W Loop 289	1,081	2,938	—	—	—	—	—	4,019
Cityplace Tower	18,812	194,997	9,058	(6,669)	—	19,127	356	235,681
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	—	26,500
Dallas Hilton Garden Inn	4,116	24,620	—	—	—	96	1,475	30,307
Addison Homewood Suites	2,576	4,977	—	—	—	482	824	8,859
Las Colinas Homewood Suites	2,335	10,337	—	—	—	313	1,016	14,001
St. Petersburg Marriott	5,829	33,650	—	—	—	3,417	2,303	45,199
Hyatt Place Park City	3,737	19,875	—	—	—	877	3,140	27,629
Bradenton Hampton Inn & Suites	837	25,051	—	—	1,465	708	2,825	30,886

Accumulated depreciation and amortization	—	(22,098)	(7,801)	3,363	(19)	—	(1,081)	(27,636)
Total Operating Properties	$67,138	$304,909	$3,178	$(3,407)	$1,446	$25,020	$10,863	$409,147

Held for Sale Properties
Plano Homewood Suites	$2,106	$5,394	$—	$—	$—	$28	$739	$8,267
Accumulated depreciation and amortization	—	(77)	—	—	—	—	(56)	(133)
Total Held for Sale Properties	$2,106	$5,317	$—	$—	$—	$28	$683	$8,134

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As of December 31, 2023, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,345	$1,921	$(101)	$—	$5	$13,485
5916 W Loop 289	1,081	2,938	—	—	—	—	4,019
Cityplace Tower	18,812	192,930	9,058	(6,669)	19,177	357	233,665
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	206,213	10,979	(6,770)	19,177	362	277,669
Accumulated depreciation and amortization	—	(13,490)	(6,798)	2,203	—	(237)	(18,322)
Total Operating Properties	$47,708	$192,723	$4,181	$(4,567)	$19,177	$125	$259,347

Depreciation expense was $3.9 million and $9.9 million for the three and nine months ended September 30, 2024 and $2.8 million and $7.2 million for the three and nine months ended September 30, 2023. Amortization expense related to the Company’s intangible lease assets was $0.4 million and $1.0 million for the three and nine months ended September 30, 2024 and $0.8 million and $3.3 million for the three and nine months ended September 30, 2023. Amortization expense related to the Company's intangible lease liabilities was $0.6 million and $1.2 million for the three and nine months ended September 30, 2024 and $0.4 million and $1.1 million for the three and nine months ended September 30, 2023. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was $0.6 million and $1.1 million for the three and nine months ended September 30, 2024 and $0.3 million and $0.9 million for the three and nine months ended September 30, 2023. Impairment loss consists of $5.1 million relating to Las Colinas Homewood Suites and $1.0 million relating to Plano Homewood Suites, which was classified as held for sale, for the three and nine months ended September 30, 2024. The Company recognized no impairment loss for the three and nine months ended September 30, 2023.

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Acquisitions

During the nine months ended September 30, 2024, as a result of the NHT Acquisition, the Company consolidated the following properties: Dallas Hilton Garden Inn, Addison Homewood Suites, Plano Homewood Suites, Las Colinas Homewood Suites, St. Petersburg Marriott, Hyatt Place Park City, Bradenton Hampton Inn & Suites. There were no acquisitions by the Company for the nine months ended September 30, 2023.

6. Debt

Cityplace Debt

The Company has debt on the Cityplace Tower pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the “Loan Agreement”). The debt is limited recourse to the Company and encumbers the property. The debt had an original maturity of September 8, 2022, and the Company deferred the maturity date with the lender to May 8, 2023, with the possibility to extend for an additional four months to September 8, 2023 provided certain metrics were met. On May 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by four months to September 8, 2023. Also on May 8, 2023, the parties to the Loan Agreement agreed to convert the index upon which the interest rate is based to the one-month secured overnight financing rate ("SOFR") effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 7, 2025. The debt restructuring per the terms of the Thirteenth Omnibus Amendment Agreement was considered a debt modification. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management is evaluating multiple options to fund the repayment of the $140.5 million principal balance outstanding as of September 30, 2024, including refinancing the debt, securing additional equity or debt financing, selling a portion of the portfolio, or any combination thereof. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due. Due to the short-term nature of the debt, the fair value of the debt is approximately the outstanding balance. The below table contains summary information related to the mortgages payable (dollars in thousands):

	Outstanding principal as of September 30, 2024	Interest Rate	Maturity Date
Note A-1	$99,855	7.48%	3/7/2025
Note A-2	21,843	11.48%	3/7/2025
Note B-1	12,570	7.48%	3/7/2025
Note B-2	3,120	11.48%	3/7/2025
Mezzanine Note 1	2,750	11.48%	3/7/2025
Mezzanine Note 2	393	11.48%	3/7/2025
Mortgages payable	140,531
Deferred financing costs, net	(152)
Mortgages payable, net	$140,379

The weighted average interest rate of the Company’s debt related to its Cityplace investment was 8.28% as of September 30, 2024 and 8.53% as of December 31, 2023. The one-month SOFR was 5.12% as of September 30, 2024 and 5.35% as of December 31, 2023.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of September 30, 2024, the Company believes it is in compliance with all such covenants.

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White Rock Center Debt

On August 2, 2024, the Company, through Freedom LHV, LLC (“Freedom LHV”), an indirect subsidiary of the Company, borrowed approximately $10.0 million from The Ohio State Life Insurance Company. Due to the recently transacted nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual fixed rate of 10.0% and matures on August 2, 2029. The debt is secured by certain real property held by Freedom LHV and is guaranteed by the Company.

Notes Payable, NXDT Segment

On August 9, 2022, the Company borrowed approximately $13.3 million from the seller, Gabriel Legacy, LLC to finance its acquisition of 21.5 acres of land in Plano, Texas held through NexPoint Dominion Land, LLC, a wholly owned subsidiary of the OP. Due to the short-term nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual rate equal to the WSJ Prime Rate and matures on August 8, 2025, with two one-year extension options.

Mortgages Payable, NHT Segment

On February 28, 2019, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $59.4 million Note A loan (the “Note A Loan”) and a $28.6 million Note B loan (the “Note B Loan”) with ACORE Capital Mortgage, LP ("ACORE"). The Note A Loan and Note B Loan are secured by the HGI Property, Addison Homewood Suites, Plano Homewood Suites, Las Colinas Homewood Suites and the St. Pete Property. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and matures on March 8, 2025. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and matures on March 8, 2025. The Note A Loan and Note B Loan principal amounts reflected their fair values on the date of the NHT Acquisition. As of September 30, 2024, the Note A Loan and the Note B Loan had an outstanding balance of $50.2 million and $24.2 million and effective interest rates of 6.85% and 11.31%, respectively. For the three months ended September 30, 2024, NHT paid $0.9 million and $0.7 million in interest on the Note A Loan and the Note B Loan, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $39.3 million loan (the “PC & B Loan”) with AREEIF Lender, LLC. The PC & B Loan principal amount reflected its fair value on the date of the NHT Acquisition. The outstanding balance on the PC & B Loan as of September 30, 2024 was $37.6 million, with $2.2 million available to draw on for renovation purposes as of September 30, 2024.

The PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require NHT to comply with affirmative and negative covenants. As of September 30, 2024, NHT is in compliance with all debt covenants. Due to the short-term nature of the PC & B Loan, the Note A Loan and Note B Loan, the fair value of the notes are approximately the outstanding balance.

The NHT OP also entered into several convertible notes with affiliates of the NHT Adviser (as defined in Note 11) since January 8, 2019. The fixed rate notes have rates ranging from 1.82% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature in 20 years from their date of issuance, with the earliest maturing on February 14, 2027 and the latest maturing on September 30, 2042. Upon the issuance of the convertible notes, the conversion feature resulted in a variable number of Class B Units of NHT OP (the "NHT OP Class B Units") to be issued, and, as such, resulted in a derivative liability. For $11.8 million of the notes, the principal and interest is convertible into NHT OP Class B Units (at the option of their respective holder) at the market price of the NHT Units at the time of conversion any time during the term of the note. For $38.0 million of the notes, the principal of the notes is convertible into NHT OP Class B Units, at prices ranging from $1.60 to $2.50 for a period of five years from its date of issuance (with the expiration of conversion rights ranging from June 25, 2026 to September 30, 2027). One note issued to Highland Global Allocation Fund in the amount of $8.5 million is not convertible into NHT OP Class B Units. On October 30, 2023, the TSX Venture Exchange (the "TSXV") approved the issuance of up to 21,075,012 NHT Units in connection with the redemption of NHT OP Class B Units issued to a holder of notes on conversion of the $38.0 million of notes. With respect to the $11.8 million of notes convertible on the basis of the market price of the NHT Units at the time of the conversion, any issuance of NHT Units in connection with a redemption of NHT OP Class B Units received by holders on a conversion of such notes is subject to the prior approval of the TSXV. The relative fair value of the convertible notes did not reflect the outstanding principal on the date of the NHT Acquisition. The difference between the fair value and the principal amount of debt is amortized into interest expense over the remaining term. As of September 30, 2024, the net carrying amount of

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the convertible notes due to affiliates of the NHT Adviser was $50.2 million. Management determined the fair value of the promissory notes using a discounted cash flow approach, and determined that the fair value of the due to affiliates notes approximates its carrying value.

The following table contains summary information concerning the debt of the NHT segment as of September 30, 2024 (dollars in thousands):

	Outstanding principal as of
Debt Payable	September 30, 2024	Interest Rate	Maturity Date	Lender
Note A¹	$50,188	6.85%	3/8/2025	ACORE
Note B¹	24,165	11.31%	3/8/2025	ACORE
PC & B Loan²	37,608	6.70%	2/5/2025	AREEIF Lender, LLC
Convertible Notes Due to Affiliates	58,278	2.25% - 7.50%	2/14/2027 - 9/30/2042	Multiple
	$170,239
Fair market value adjustment, net of accumulated amortization³	(8,148)
Debt payable, net	$162,091

(1)	This debt is secured by the following properties: HGI Property, Addison Homewood Suites, Plano Homewood Suites, Las Colinas Homewood Suites and the St. Pete Property.
(2)	This debt is secured by the following properties: Park City and Bradenton.
(3)

 The Company recorded a valuation adjustment of the Convertible Notes Due to Affiliates upon the consolidation of NHT to adjust for the difference between the fair value and the outstanding principal amount of the debt. The difference is amortized into interest expense.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility (the "Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and amended the credit limit to $20.0 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. During the nine months ended September 30, 2024, the Company paid down $6.0 million on the Credit Facility. As of September 30, 2024, the Credit Facility had an outstanding balance of $14.0 million and bore interest at the one-month SOFR plus 4.25%. Due to the short-term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Revolving Credit Facility

On May 22, 2023, the Company entered into a $20.0 million revolving credit facility (the "NexBank Revolver") with NexBank, in the initial principal balance of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum of $50.0 million, a maturity date of May 21, 2024 and the option to extend the maturity two times by six months. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. During the nine months ended September 30, 2024, the Company paid down $2.1 million on the NexBank Revolver. As of September 30, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on November 21, 2024, with one option remaining to extend the maturity one time by six months. Due to the short-term nature of the debt, the fair value of the debt is approximately the outstanding balance. As of September 30, 2024, the NexBank Revolver had an outstanding balance of $17.9 million.

Deferred Financing Costs

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company’s Consolidated Balance Sheet. Upon

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repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs.

Prime Brokerage Borrowing

Effective July 2, 2022, the Company entered a prime brokerage account with Jefferies to hold securities owned by the Company (the "Prime Brokerage"). The Company from time to time borrows against the value of these securities. As of September 30, 2024, the Company had a margin balance of approximately $1.4 million outstanding with Jefferies bearing interest at the Overnight Bank Funding Rate plus 0.50%. Securities with a fair value of approximately $10.0 million are pledged as collateral against this margin balance. This arrangement has no stated maturity date. Due to the short-term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Schedule of Debt Maturities

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to September 30, 2024 are as follows (in thousands):

	Mortgages Payable	Credit Facilities	Notes Payable	Prime Brokerage Borrowing	Total
2024	$—	$20,897	$—	$—	$20,897
2025	252,492	11,000	13,250	—	276,742
2026	—	—	—	—	—
2027	—	—	20,500	—	20,500
2028	—	—	—	—	—
Thereafter	10,000	—	37,779	1,412	49,191
Total	$262,492	$31,897	$71,529	$1,412	$367,330

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7. Variable Interest Entities

As of September 30, 2024, and December 31, 2023 the Company does not consolidate the investments below as it does not have a controlling financial interest in these investments:

Entities	Instrument	Asset Type	Percentage Ownership as of September 30, 2024		Percentage Ownership as of December 31, 2023	Relationship as of September 30, 2024	Relationship as of December 31, 2023
Unconsolidated Entities:
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8%		52.9%	VIE	VIE
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.5%		30.0%	VIE	VIE
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4%		16.4%	VIE	VIE
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		20.0%	VIE	VIE
Life Sciences II DST	LLC interest	Life science	25.8%		N/A	VIE	N/A
Semiconductor DST	LLC interest	Industrial	16.8%		N/A	VIE	N/A
Capital Acquisitions Partners, LLC	LLC interest	Multifamily	20.9%		N/A	VIE	N/A
IQHQ Holdings, LP	LP interest	Life science	1.27%		1.3%	VIE	VIE
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6%		15.6%	VIE	VIE
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.4%		11.2%	VIE	VIE
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	31.2%		30.8%	VIE	VIE
NexAnnuity Holdings, Inc.	Preferred Shares	Annuities	100.0	% (1)	100.0%	VIE	VIE

(1) The Company owns 100% of the preferred stock of NexAnnuity Holdings, Inc. ("NHI"), but it does not own any of the outstanding common stock of NHI.

Consolidated VIEs

The Company did not have any consolidated VIEs as of September 30, 2024 and December 31, 2023.

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8. Equity Method Investments

Below is a summary of the Company’s equity method investments as of September 30, 2024 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$10,374		$(9,590)	$19,964	$19
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	% (3)	18,895		15,288	3,607	(858)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		6,842		6,914	(72)	434
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	% (4)	12,321		12,321	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	% (9)	13,238		10,488	2,750	1,060
Claymore Holdings, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	% (8)	—	(6)	—	—	—
Capital Acquisitions Partners, LLC	LLC interest	Multifamily	20.9%		1,797		1,717	80	80
					$63,467		$37,138	$26,329	$735

Below is a summary of the Company's investments as of September 30, 2024 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "Investments, at fair value" on the Consolidated Balance Sheets.

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Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	% (7)	$76,104	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.0	% (7)	32,823	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.4	% (7)	148,892	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8	% (3)	73,443	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.5%		40,021	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	31.2%		46,943	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		2,877	(6)
					$421,103

Below is a summary of the Company’s equity method investments as of December 31, 2023 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$11,458		$(9,590)	$21,048	$—
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	% (3)	23,158		17,581	5,577	(426)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		7,079		7,241	(162)	555
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	% (4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	% (7)	12,256		10,488	1,768	1,441
Claymore Holdings, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	% (8)	—	(6)	—	—	—
					$66,263		$38,032	$28,231	$1,570

Below is a summary of the Company's investments as of December 31, 2023 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "Investments, at fair value" on the Consolidated Balance Sheets.

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Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	% (7)	$76,688	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.0	% (7)	33,075	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.2	% (7)	146,516	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.9	% (3)	68,187	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	30.0%		37,157	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8%		49,383	(6)
NexPoint Hospitality Trust	Common stock	Hospitality	46.2%		4,886	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		2,242	(6)
					$418,134

(1)	Represents the Company’s percentage share of net assets of the investee per the investee’s books and records.
(2)

Represents the difference between the basis at which the investments in unconsolidated ventures are carried by the Company and the Company's proportionate share of the equity method investee's net assets. To the extent that the Company’s cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company’s share of equity in earnings of the joint venture.

(3)

The Company owns greater than 50% of the outstanding common equity but is not deemed to be the primary beneficiary or have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

(4)

The Company owns 100% of Las Vegas Land Owner, LLC which owns 77% of a joint venture that owns an 8.5 acre tract of land (the "Tivoli North Property"). Through a tenants in common arrangement, the Company shares control and as such accounts for this investment using the equity method.

(5)

The Company has a 50% non-controlling interest in Claymore Holdings, LLC (“Claymore”) and Allenby, LLC, (“Allenby”). The Company has determined it is not the primary beneficiary and does not consolidate these entities.

(6)	The Company has elected the fair value option with respect to these investments. The basis in these investments is their fair value.
(7)

The Company owns less than 20% of the investee but has significant influence due to members of the management team serving on the board of the investee or its parent and as such, accounts for the investee using the equity method.

(8)	The Company has a 31% non-controlling interest in Haygood, LLC, (“Haygood”). The Company has determined it is not the primary beneficiary and does not consolidate this entity.
(9)

The Company owns less than 20% of the investee but has significant influence due to the legal nature of a partnership that implies an inherent right to influence the operating and financial policies of the partnership.

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Significant Equity Method Investments

For its interim reporting, the Company assesses and presents summarized financial information for its significant equity method investments in accordance with Rule 10-01(b)(1) of Regulation S-X. There were no significant equity method investments for the nine months ended September 30, 2024. Beginning with its annual reporting for fiscal year ended December 31, 2023, the Company elected to report the financial information on a three-month lag. NexPoint Real Estate Finance, Inc. ("NREF"), VineBrook Homes Trust, Inc. ("VineBrook") and NexPoint Storage Partners, Inc. (“NSP”) do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities.

The table below presents the summarized statement of operations for the nine months ended September 30, 2023 for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook	NSP

Revenues
Rental income	$3,057	$259,121	$83,851
Net interest income	12,971	—	1,527
Other income	—	4,362	6,154
Total revenues	16,028	263,483	91,532

Expenses
Total expenses	16,950	368,968	103,968

Gain (loss) on sales of real estate	—	(65,108)	(8,276)
Other income (expense)	1,727	(43,130)	(77,006)
Unrealized gain (loss) on derivatives	—	6,297	—
Total comprehensive income (loss)	$805	$(207,426)	$(97,718)

9. Fair Value of Financial Instruments

The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of September 30, 2024 (in thousands):

	Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Bond	$—	$50	$—	$50
Common stock	43,874	—	151,073	194,947
Convertible notes	—	—	21,060	21,060
LLC interest	—	—	42,898	42,898
LP interest	—	76,104	195,835	271,939
Preferred Shares	—	—	68,524	68,524
Rights and warrants	—	1,788	—	1,788
Senior loan	—	50	42,223	42,273
	$43,874	$77,992	$521,613	$643,479

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The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Bond	$—	$30	$—	$30
CLO	—	—	1,215	1,215
Common stock	42,832	—	176,256	219,088
Convertible notes	—	—	42,251	42,251
LLC interest	—	—	39,399	39,399
LP interest	—	76,688	195,898	272,586
Preferred Shares	—	—	66,268	66,268
Rights and warrants	—	3,993	—	3,993
Senior loan	—	55	46,353	46,408
	$42,832	$80,766	$567,640	$691,238

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The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the nine months ended September 30, 2024 (in thousands):

	December 31, 2023	Contributions/ Purchases	Paid in- kind dividends	Transfer Into (Out of) Level 3	Investments (Eliminated) Acquired Through Consolidation¹	Redemptions/ conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	September 30, 2024
CLO	$1,215	$—	$—	$—	$—	$—	$(1,266)	$(22,735)	$22,786	$—
Common stock	176,256	904	—	—	(7,757)	—	—	—	(18,330)	151,073
Convertible notes	42,251	—	—	—	(21,129)	—	—	—	(62)	21,060
LLC interest	39,399	564	—	—	—	—	—	—	2,935	42,898
LP interest	195,898	4,818	—	—	—	—	—	—	(4,881)	195,835
Preferred Shares	66,268	—	3,956	—	—	(1,700)	—	—	—	68,524
Senior loan	46,353	6,596	3,217	—	—	(14,343)	—	574	(174)	42,223
Total	$567,640	$12,882	$7,173	$—	$(28,886)	$(16,043)	$(1,266)	$(22,161)	$2,274	$521,613

(1)	As a result of the NHT consolidation, certain investments were eliminated or acquired.

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the nine months ended September 30, 2023 (in thousands):

	December 31, 2022	Contributions/ Purchases	Paid in- kind dividends	Redemptions/ Conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	September 30, 2023
CLO	$6,412	$—	$—	$—	$—	$—	$11,839	$18,251
Common stock	234,667	—	—	—	—	—	(53,794)	180,873
Convertible notes	50,828	(8,542)	—	—	—	—	1,162	43,448
Life settlement	67,711	3,355	—	(67,506)	—	(1,101)	(2,459)	—
LLC interest	60,836	70,222	—	(68,500)	—	(1,722)	(19,688)	41,148
LP interest	223,141	3,467	—	—	—	—	(30,621)	195,987
Senior loan	43,341	—	2,989	(4,971)	—	11	497	41,867
Total	$686,936	$137,002	$3,444	$(142,977)	$—	$(2,812)	$(93,064)	$588,529

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The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of September 30, 2024.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	$151,073
	Discounted Cash Flow	Discount Rate	7.25%	—	13.80%	(10.53)%
		Market Rent (per sqft)	$12.50	—	$42.00	$(27.25)
		RevPAR	$74.00	—	$119.00	$(92.00)
		Capitalization Rates	5.25%	—	9.50%	(7.67)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	5.50x	—	10.50x	(8.00)x
		Multiple of NAV	1.00x	—	1.10x	(1.05)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(30.00)%	—	(20.00)%	(25.00)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	5.83%	—	7.58%	(6.71)%	21,060
	Option Pricing Model	Volatility	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.25%	—	30.50%	(13.81)%	42,898
		Market Rent (per sqft)	$12.50	—	$42.00	$(27.25)
		Capitalization Rate		5%

LP Interest	Direct Capitalization Approach	Capitalization Rate	3.80%	—	6.70%	(5.25)%	195,835
	Market Approach	Discount to NAV		(0.04)
	Recent Transaction	Price per Share		$20.58

Preferred Shares	Liquidation Analysis	Par		$1,000			68,524

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	42,223

Total							$521,613

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The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2023.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
CLO	Discounted Net Asset Value	Discount		N/A			$1,215

Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	176,256
	Discounted Cash Flow	Discount Rate	7.5%	—	13.90%	(9.18)%
		Market Rent (per sqft)	$11.50	—	$41.00	$(26.25)
		RevPAR	$75.00	—	$145.00	$(102.00)
		Capitalization Rates	5.25%	—	9.5%	(7.58)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.00x	—	4.00x	(3.50)x
		Multiple of NAV	1.00x	—	1.25x	(1.13)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(25.00)%	—	(10.00)%	(17.50)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	10.25%	(8.17)%	42,251
	Option Pricing Model	Volatility	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.50%	—	30.50%	14%	39,399
		Market Rent (per sqft)	$11.5	—	$41	$(26.25)
		Capitalization Rate		5.25%

LP Interest	Direct Capitalization Approach	Capitalization Rate	4.00%	—	6.80%	5.51%	195,898
		Discount to NAV	(12.5)%	—	(2.5)%	(-7.5% )
	Market Approach	Capitalization Rate	5.00%	—	5.50%	(5.22)%
	Recent Transaction	Price per Share		$21.59

Preferred Shares	Recent Transaction	Price per Share		$1,000			66,268

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	46,353

Total							$567,640

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Financial Instruments Not Carried at Fair Value

At September 30, 2024 and December 31, 2023, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid and other assets, accrued interest and dividends, accounts payable and other accrued liabilities, accrued real estate taxes payable, accrued interest payable, income tax payable, security deposits and prepaid rent approximated their carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments were determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

Derivative Financial Instruments and Hedging Activities

The NHT segment manages interest rate risks primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments.

The NHT segment performs market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. The NHT segment has an interest rate cap agreement related to the notes payable on the Park City and Bradenton properties. As of September 30, 2024, the interest rate cap agreements effectively cap one-month SOFR on $37.6 million of the NHT segment's floating rate mortgage and mezzanine indebtedness at a weighted average rate of 6.70%.

To comply with the provisions of ASC 820, Fair Value Measurement, the NHT segment incorporates credit valuation adjustments to appropriately reflect both the NHT segment’s own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the NHT segment’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the NHT segment and its counterparties. The Company has determined that the significance of the impact of the credit valuation adjustments made to the NHT segment's derivative contracts, which determination was based on the fair value of each individual contract, was not significant to the overall valuation. Additionally, in the case of interest rate caps, the NHT segment has no performance obligation, so no credit valuation adjustment is necessary. As a result, all of the NHT segment’s derivatives held as of September 30, 2024 were classified as Level 2 of the fair value hierarchy.

Changes in fair value of the interest rate caps are recorded directly as interest expense on the Consolidated Statement of Operations and Comprehensive Income. For the three and nine months ended September 30, 2024, NHT recorded $(0.1) million, and $0.1 million, respectively, in interest expense related to changes in the fair value of interest rate caps. The combined fair value of the interest rate caps is $0.4 million as of September 30, 2024, and is recorded as interest rate caps in the Consolidated Balance Sheets.

As of September 30, 2024, the NHT segment had the following outstanding interest rate caps:

Type of Derivative	Hedged Financial Instrument	Notional	Strike Rate	Reference Rate		Termination Date
Interest rate cap	Note payable	$39,300	2.00%	One-month SOFR	2.00%	March 5, 2025

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10. Investments in DSTs

The Company invested in the Class 1 Beneficial Interests (“Class 1”) in two Delaware Statutory Trusts (DSTs). The Class 1 are accounted for as investments in equity securities without readily determinable fair values under the measurement alternative, which measures the investment at cost minus impairment, if any, plus or minus changes in fair value when observable prices are identified. As the Class 1 are still being actively issued, the investments are held at cost with no upward or downward fair value adjustment nor impairment losses to date. Therefore, the fair value of the Investment in DSTs utilizing Level 3 inputs approximate their carrying amount. The Company recognized $0.2 million and $0.3 million in dividend income for the three and nine months ended September 30, 2024, respectively, and no dividend income for the three and nine months ended September 30, 2023.

As of September 30, 2024, the Company held the following investments (dollars in thousands):

Balances, as of September 30, 2024	Number of Shares	Carrying Amount
NexPoint Life Sciences II DST	1,044,040	$9,600
NexPoint Semiconductor DST	2,296,851	20,959
Total		$30,559

11. Life Settlement Portfolio

Prior to September 1, 2023, the Company, through one of its TRSs, owned 100% of the outstanding equity and debt of Specialty Financial Products, Ltd. ("SFP"), an Ireland domiciled private company with limited liability and a Designated Activity Company. At the proposal of NexAnnuity Asset Management, L.P. ("NexAnnuity"), an affiliate of the Adviser, SFP was formed for the purpose of entering into acquisitions of U.S. life settlement policies approved by NexAnnuity and funded by the issuance of debt securities, or the Structured Note purchased by the Company. SFP utilizes proceeds from maturing life settlement contracts to repay the Structured Note and to further invest in life settlement contracts. Prior to September 1, 2023, as the Company owned the outstanding ordinary shares of and Structured Note issued by SFP, the Company consolidated SFP in its entirety. On September 1, 2023, the Company, through one of its TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to NHI and its wholly owned subsidiaries, which are related parties. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. As a result, the Company now holds none of the outstanding equity and debt of SFP, and SFP no longer meets the requirements for consolidation under ASC 810 – Consolidation. The Company has no continuing involvement with SFP. As such, SFP has been deconsolidated herein as of September 1, 2023. The Class A Preferred Stock in NHI is accounted for as an investment in an equity security. However, management has elected to account for the investment using the fair value option and presented it within Investments, at fair value. Dividends on the Class A Preferred Stock are cumulative and are payable quarterly on March 31, June 30, September 30, and December 31 at an annual rate of 8.0% for years one through seven, 9.5% for years eight through ten, 11.0% for years eleven through thirteen, and 12.0% for years fourteen through sixteen and thereafter.

The transfer of the Structured Note of SFP qualified as a sale under ASC 860 – Transfers and Servicing as (1) the transfer legally isolated the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets.

12. Shareholders’ Equity

Common Shares

As of September 30, 2024, the Company had 41,674,528 common shares, par value $0.001 per share, issued and outstanding. 3,284,928 shares of which were issued during the nine months ended September 30, 2024.

During the nine months ended September 30, 2024, the Company paid a distribution of $0.15 per share on its common shares on March 28, 2024 to shareholders of record on February 16, 2024, June 28, 2024 to shareholders of record on May 15, 2024 and September 30, 2024 to shareholders of record on August 15, 2024. The dividend paid on March 28,

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2024, June 28, 2024 and September 30, 2024 consisted of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) comprising 20% of the dividend, with the balance being paid in the Company's common shares.

As of September 30, 2023, the Company had 37,682,699 common shares, par value $0.001 per share, issued and outstanding. 510,891.75 shares were issued during the nine months ended September 30, 2023.

During the nine months ended September 30, 2023, the Company paid a distribution of $0.15 per share on its common shares on March 31, 2023 to shareholders of record on March 15, 2023, June 30, 2023 to shareholders of record on June 15, 2023 and September 29, 2023 to shareholders of record on August 14, 2023. The dividend paid on September 29, 2023 consisted of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) comprising 20% of the dividend, with the balance being paid in the Company’s common shares.

Preferred Shares

On January 8, 2021, the Company issued 3,359,593 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series A Preferred Shares") with an aggregate liquidation preference of approximately $84.0 million. The Series A Preferred Shares were issued as part of the consideration for an exchange offer for a portion of the Company’s common shares. The Series A Preferred Shares are callable beginning on December 15, 2023 at a price of $25 per share. The Company may exercise its call option at the Company's discretion. As a result, these are included in permanent equity.

During the nine months ended September 30, 2024, the Company declared distributions on its Series A Preferred Shares, in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on April 1, 2024, to shareholders of record on March 25, 2024, July 1, 2024, to shareholders of record on June 24, 2024 and September 30, 2024 to shareholders of record on September 23, 2024.

During the nine months ended September 30, 2023, the Company declared distributions on its Series A Preferred Shares in the amount of $0.34375 per share, which was paid to holders of record of Series A Preferred Shares on March 31, 2023 to shareholders of record on March 24, 2023, June 30, 2023 to holders of record of Series A Preferred Shares on June 23, 2023 and September 30, 2023 to holders of record of Series A Preferred Shares on September 25, 2023.

Dividends on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.5% of the $25 per share liquidation preference and are payable quarterly on March 31, June 30, September 30, and December 31 of each year, or in each case on the next succeeding business day.

Long Term Incentive Plan, NXDT Segment

On January 30, 2023, the Company’s shareholders approved a long-term incentive plan (the “2023 LTIP”) and the Company subsequently filed a registration statement on Form S-8 registering 2,545,000 common shares, which the Company may issue pursuant to the 2023 LTIP. The 2023 LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of share options, appreciation rights, restricted shares, restricted share units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company’s common shares or factors that may influence the value of the Company’s common shares, plus cash incentive awards, for the purpose of providing the Company’s trustees, officers and other key employees (and those of the Adviser and the Company’s subsidiaries), and potentially certain nonemployees who perform employee-type functions, incentives and rewards for performance (the "participants").

Restricted Share Units. Under the 2023 LTIP, restricted share units may be granted to the participants and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for trustees. The most recent grant of restricted share units to officers, employees and certain key employees of the Adviser will vest over a four-year period. Beginning on the date of grant, restricted share units earn dividends that are payable in cash on the vesting date. Compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Forfeitures are recognized as they occur. On March 13, 2024, pursuant to the 2023 LTIP, the Company granted 58,490 restricted share units to its trustees and 975,297 restricted share units to its officers and other

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employees of the Adviser. The following table includes the number of restricted share units granted, vested, forfeited and outstanding as of and for the nine months ended September 30, 2024:

	2024
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding January 1, 2024	589,906	$10.45
Granted	1,033,787	6.10
Vested	(178,856)	10.36
Forfeited	(6,785)	6.10
Outstanding September 30, 2024	1,438,052	$7.35

The following table contains information regarding the vesting of restricted share units under the 2023 LTIP for the next five calendar years subsequent to September 30, 2024:

	Shares Vesting
	March	April	Total
2024	—	—	—
2025	300,618	140,404	441,022
2026	242,128	135,323	377,451
2027	242,128	135,323	377,451
2028	242,128	—	242,128
Total	1,027,002	411,050	1,438,052

For the three months ended September 30, 2024 and 2023, the company recognized approximately $0.8 million and $0.5 million, respectively of equity-based compensation expense related to grants of restricted share units. For the nine months ended September 30, 2024 and 2023, the Company recognized approximately $2.2 million and $0.9 million, respectively, of equity-based compensation expense related to grants of restricted share units. As of September 30, 2024, the Company had recognized a liability of approximately $0.7 million related to dividends earned on restricted share units that are payable in cash upon vesting. As of September 30, 2024, total unrecognized compensation expense on restricted share units was approximately $8.8 million, and the expense is expected to be recognized over a weighted average vesting period of 1.8 years. As of December 31, 2023, total unrecognized compensation expense on restricted share units was approximately $4.8 million, and the expense is expected to be recognized over a weighted average vesting period of 1.6 years.

13. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of the Company’s common shares outstanding and excludes any unvested restricted share units issued pursuant to the 2023 LTIP.

Diluted earnings (loss) per share is computed by adjusting basic earnings per share for the dilutive effect of the assumed vesting of restricted share units. During periods of net loss, the assumed vesting of restricted share units is anti-dilutive and is not included in the calculation of earnings (loss) per share.

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The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

		Three Months Ended September 30,		Nine Months Ended September 30,
		2024	2023	2024	2023
Numerator for loss per share:
Net income (loss) attributable to common shareholders		$(10,037)	$(69,113)	$(42,523)	$(104,811)

Denominator for loss per share:
Weighted average common shares outstanding		40,786	37,187	39,662	37,177
Denominator for basic and diluted loss per share		40,786	37,187	39,662	37,177
Weighted average unvested restricted share units		1,435	603	1,210	398
Denominator for diluted loss per share	(1)	40,786	37,187	39,662	37,177

Loss per weighted average common share:
Basic		$(0.25)	$(1.86)	$(1.07)	$(2.82)
Diluted		$(0.25)	$(1.86)	$(1.07)	$(2.82)

(1)     If the Company sustains a net loss for the period presented, unvested restricted share units are not included in the diluted earnings per share calculation.

14. Related Party Transactions

Advisory and Administrative Fees, NXDT Segment

Pursuant to the Advisory Agreement, subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of the Company, and provides investment management services.

As of September 30, 2024 and 2023, as consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets (defined below) and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company’s Managed Assets.

On July 22, 2024, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Administrative Fee shall be paid in cash and the monthly installment of the Advisory Fee shall be paid in one-half in cash and one-half in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap. At the Company’s 2023 annual meeting of shareholders, the Company’s shareholders did not approve issuances in excess of the Share Cap. During the three and nine months ended September 30, 2024, we issued 239,234.45 and 617,272.81 common shares to the Adviser in payment of the Fees in an amount of $1.32 million and $4.03 million, respectively.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under U.S. GAAP all assets and liabilities

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of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another entity it does not wholly own as a result of owning a controlling interest in such entity or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such entity’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Advisory Fees, NHT Segment

NHT is externally managed by the NHT Adviser. In accordance with the agreement entered into with the NHT Adviser (the “NHT Advisory Agreement”), the Company pays the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value (as defined below). Under the direct supervision of the REIT, the duties performed by NHT’s Adviser under the terms of the NHT Advisory Agreement include, but are not limited to: providing daily management for NHT, selecting and working with third party service providers, overseeing the third party manager, formulating an investment strategy for NHT and selecting suitable properties and investments, managing NHT’s outstanding debt and its interest rate exposure through derivative instruments, determining when to sell assets, and managing the renovation program or overseeing a third party vendor that implements the renovation program. REIT Asset Value means the value of NHT’s total assets, as determined in accordance with International Financial Reporting Standards (IFRS) except that such value shall only consolidate NHT’s and NHT Holdings, LLC assets plus NHT’s pro rata share of leverage at NHT OP. Pursuant to the terms of the NHT Advisory Agreement, NHT will reimburse the NHT Adviser for all documented Operating Expenses and offering expenses it incurs on behalf of NHT. “Operating Expenses” include legal, accounting, financial and due diligence services performed by the NHT Adviser that outside professionals or outside consultants would otherwise perform and NHT’s pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the NHT Adviser required for NHT’s operations. Operating Expenses do not include expenses for the advisory services described in the NHT Advisory Agreement. Certain Operating Expenses, such as NHT’s ratable share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses incurred by the NHT Adviser or its affiliates that relate to the operations of NHT, may be billed monthly to NHT under a shared services agreement.

As of April 19, 2024, the date of the NHT Acquisition, NHT had a payable balance of advisory fees of $6.5 million. As of September 30, 2024 there is a remaining payable of advisory fees of $7.1 million.

Reimbursement of Expenses; Expense Cap, NXDT Segment

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed 1.5% of Managed Assets (the “Expense Cap”), calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

The Advisory Agreement has an initial term of three years that will expire on July 1, 2025, and successive additional one-year terms thereafter unless earlier terminated. We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30

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days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

For the three months ended September 30, 2024 and 2023, the Company incurred Administrative Fees and Advisory Fees of $3.6 million and $3.5 million, respectively. For the nine months ended September 30, 2024 and 2023, the Company incurred Administrative Fees and Advisory Fees of $10.1 million and $10.7 million, respectively, which excludes $0 and $2.0 million, respectively in fees that were waived to comply with the Expense Cap.

Expense Cap, NHT Segment

Pursuant to the terms of the NHT Advisory Agreement, expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of REIT Asset Value for the calendar year (or part thereof) that the NHT Advisory Agreement is in effect (the “NHT Expense Cap”). The NHT Expense Cap does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside NHT’s ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From the date of the NHT Acquisition to the period ended September 30, 2024, NHT incurred expenses subject to the NHT Expense Cap of $2.1 million.

Internalization Fee, NHT Segment

NHT and/or the NHT OP may elect to acquire all of the outstanding and issued equity interests of the NHT Adviser (an “NHT Adviser Internalization”) by exercising its rights, in its sole discretion, under the NHT Advisory Agreement (subject to certain terms and conditions) to effect an NHT Adviser Internalization. NHT will pay the Adviser a fee equal to three times the prior 12 months’ advisory fees. Such internalization fee is limited to 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date of the NHT Adviser Internalization.

Loans from Affiliates

As of September 30, 2024, the NHT OP has entered into several convertible notes with certain affiliates of the NHT Adviser totaling $50.2 million see Note 6 to our consolidated financial statements. The proceeds of the notes were primarily used for general corporate and working capital purposes and have been consolidated into one account on the Consolidated Balance Sheet.

Revolving Credit Facility, NXDT Segment

On May 22, 2023, the Company entered into the NexBank Revolver in the initial principal amount of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million and bears interest at one-month SOFR plus 3.50%. The Company drew the $20.0 million on May 22, 2023. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. During the nine months ended September 30, 2024, the Company paid down approximately $2.1 million on the principal balance. As of September 30, 2024, the NexBank Revolver had an outstanding balance of $17.9 million.

Guaranties of NexPoint Storage Partners, Inc. Debt

On July 2, 2021, the Company, together with Highland Opportunities and Income Fund (“HFRO”) and Highland Global Allocation Fund (collectively, the “Co-Guarantors”) as limited guarantors, entered into a Guaranty of Recourse Obligations (“SAFStor Recourse Guaranty I”) in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Loan Agreement ("SAFStor Loan Agreement I"), in an aggregate principal amount of

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$235.86 million, for the benefit of entities indirectly owned by SAFStor NREA JV – I, LLC (“SAFStor – I”), SAFStor NREA JV – III, LLC (“SAFStor – III”), SAFStor NREA JV – IV, LLC (“SAFStor – IV”), SAFStor NREA JV – V, LLC (“SAFStor – V”), SAFStor NREA JV – VI, LLC (“SAFStor – VI”), SAFStor NREA JV – VII, LLC (“SAFStor – VII”), and SAFStor NREA JV – VIII, LLC (“SAFStor – VIII”) (collectively, “SAFStor”), pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement ("SAFStor Mezzanine Loan Agreement I"), in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On December 8, 2022, NSP completed a transaction that resulted in it acquiring 100% of the equity interest in SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to an Omnibus Amendment to and Reaffirmation of Loan Documents (the “SAFStor Recourse Guaranty II”) in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under a Loan Agreement (“SAFStor Loan Agreement II”), in an aggregate principal amount of $41.99 million, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement II”), in the amount of $1.08 million, for the benefit of entities indirectly owned by SAFStor. Pursuant to the SAFStor Recourse Guaranty I and SAFStor Recourse Guaranty II, the Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined in the respective SAFStor Loan Agreement) arising out of or in connection with certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the respective SAFStor Loan Agreement. The Company also guarantees the full payment of the debt upon the occurrence of any Springing Recourse Events (as defined in the respective SAFStor Loan Agreement), such as if the borrower voluntarily files a bankruptcy or similar liquidation or reorganization action or upon certain other violations of the respective SAFStor Loan Agreement. The guarantees by the Company are limited for loss recourse events, to the loss attributable to properties in which it indirectly owns an interest and for Springing Recourse Events (as defined in the respective SAFStor Loan Agreement) to the pro-rata share of the aggregate liability of all guarantors within the pool of the guarantor properties. As of September 30, 2024, the outstanding balance of the pools of guaranties is $245.2 million. On October 3, 2024, NSP paid the debt in full.

On September 14, 2022, the Company entered into guaranties (the “BS Guaranties”) for the benefit of JPMorgan Chase Bank, National Association (“JPM”) and any additional or subsequent lenders from time to time (collectively, “BS Lender”) under a loan agreement (the "BS Loan Agreement"), pursuant to which the Company guaranteed certain obligations of the borrowers (“BS Borrower”) under the BS Loan Agreement. The Company, through its ownership in NSP, owns an indirect interest in BS Borrower and entered into the BS Guaranties as a condition of BS Lender lending to BS Borrower under the BS Loan Agreement. Pursuant to the BS Guaranties, the Company guaranteed certain carrying obligations, including interest payments, of BS Borrower and certain recourse obligations of BS Borrower pertaining to exculpation or indemnification of BS Lender. The BS Guaranties also provide that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by BS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The BS Loan Agreement provides for a single initial advance of the loan in the amount of $221.8 million to BS Borrower on the closing date and provides BS Borrower the right to request additional advances in connection with subsequently acquired properties. Amounts outstanding under the BS Loan Agreement are due and payable on March 9, 2024 which date may, at the option of BS Borrower, be extended for an additional six months upon the satisfaction of certain terms and conditions. On March 8, 2024, the BS Lender agreed to extend the maturity date to March 22, 2024. On March 22, 2024, the BS Lender agreed to extend the maturity date on the two loans to September 9, 2024. On September 9, 2024, the BS Lender agreed to extend the maturity date on the two loans to October 9, 2024. On October 3, 2024, NSP paid the debt in full. Prior to repayment, borrowings outstanding under the BS Loan Agreement were secured by mortgages on real property owned by one or more of the borrowers comprising BS Borrower and bore interest at the one-month SOFR, subject to a floor of 0.50%, plus an applicable spread of approximately 4.0% with respect to approximately $133.3 million of principal as of September 30, 2024 and approximately 5.4% with respect to approximately $46.9 million of principal as of September 30, 2024.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NREF, HFRO and NexPoint Real Estate Strategies Fund (collectively, the "NSP Co-Guarantors"), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP ("Extra Space") pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains

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outstanding as of September 30, 2024. As of September 30, 2024, the outstanding NSP Series D Preferred Stock accrued dividends was $11.6 million, and the Company and NREF OP IV REIT Sub, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

Separately, on September 14, 2022, the Company entered into a Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (the “CMBS Guaranty”) for the benefit of JPM and any additional or subsequent lenders from time to time (collectively, the “CMBS Lender”) under a loan agreement (the "CMBS Loan Agreement"), by and among the borrowers thereunder (collectively, “CMBS Borrower”) and the CMBS Lender. The CMBS Loan Agreement provides for a loan of $356.5 million to CMBS Borrower. The Company, through its ownership in NSP, owns an indirect interest in CMBS Borrower and entered into the CMBS Guaranty as a condition of the CMBS Loan Agreement. Pursuant to the CMBS Guaranty, the Company guaranteed certain recourse obligations of CMBS Borrower pertaining to exculpation or indemnification of CMBS Lender, but does not provide for a full guarantee of repayment in all circumstances. Amounts outstanding under the CMBS Loan Agreement were due and payable on September 9, 2024. On September 9, 2024, the CMBS Lender and NSP entered into a forbearance agreement, and the CMBS Lender agreed to, until October 9, 2024, forbear from proceeding to exercise its remedies relating to the failure to repay the debt by September 9, 2024. On October 3, 2024, NSP repaid the debt in full. Prior to repayment, borrowings outstanding under the CMBS Loan Agreement were secured by mortgages on real property owned by one or more of the borrowers comprising CMBS Borrower and bore interest at one-month SOFR plus a spread of approximately 3.6%, which would increase by 0.1% upon a second extension of the loan maturity and by an additional approximately 0.15% upon a third extension of the loan maturity.

Subsidiary Investment Management Agreement

SFP is a party to a management agreement (the "SFP IMA") with NexAnnuity pursuant to which NexAnnuity provides investment management services to SFP. Mr. Dondero serves as President of NexAnnuity, which is indirectly owned by a trust of which Mr. Dondero is the primary beneficiary. As discussed in Note 9, the Company disposed of its interest in SFP on September 1, 2023. Prior to its disposition, the Company paid $0.1 million in management fees to NexAnnuity.

In exchange for its services, the SFP IMA provided that NexAnnuity would receive a management fee (the "SFP Management Fee") paid monthly in an amount equal to 1.0% of the average weekly value of an amount equal to the total assets of SFP, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the investment objective, investment guidelines and policies under the SFP IMA, and/or (iv) any other means, plus any value added tax or any other applicable tax, if any, thereon. NexAnnuity could waive all or a portion of the SFP Management Fee.

Other Related Party Transactions

The Company has in the past, and may in the future, utilize the services of affiliated parties. The Company holds multiple operating accounts at NexBank. The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. For the three and nine months ended September 30, 2024 the Company through its subsidiaries has paid approximately $0.2 million and $0.5 million, respectively, in property management fees to NexVest. For the three and nine months ended September 30, 2023, the Company through its subsidiaries has paid approximately $0.2 million and $0.5 million respectively, in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and had a fixed fee of $750 per month. Effective January 1, 2023, the property management agreement was amended and the property management fee was increased to $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the three and nine months ended September 30, 2024, the SPE holding Cityplace Tower reimbursed $0.4 million and $1.3 million, respectively, to NexVest for these expenses. For the three and nine months ended September

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30, 2023, the SPE holding Cityplace Tower reimbursed $0.4 million and $1.3 million, respectively, to NexVest for these expenses.

A director and officer of the Company, who controls the Adviser, which externally manages the Company, also (i) is the beneficiary of a trust that indirectly owns 100% of the limited partnership interests in the parent of the Adviser and directly owns 100% of the general partnership interests in the parent of the Adviser and (ii) is a director of NexBank Capital, the holding company of NexBank, directly owns a minority of the common stock of NexBank, and is the beneficiary of a trust that directly owns a substantial portion of the common stock of NexBank.

The Company is a limited guarantor and an indemnitor on one of NHT’s loans with an aggregate principal amount of $74.4 million as of September 30, 2024. NHT is a publicly traded hospitality REIT that is managed by an affiliate of the Adviser. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper.

The Company is a guarantor and an indemnitor on a loan from The Ohio State Life Insurance Company, an entity that has common ownership with the Adviser, taken by Freedom LHV which owns White Rock Center, with an aggregate principal amount of $10.0 million as of September 30, 2024. The obligations include a continuing guarantee, which is generally applicable to all current and future liabilities or obligations of the borrower, whether directly or indirectly incurred, including through an agreement with an affiliate, joint venture partner or other third party. This guarantee remains in effect until all such obligations have been satisfied in full, unless terminated in accordance with the terms of the guarantee agreement. The loan is secured by certain real property held by Freedom LHV.

On December 8, 2022, the Company, through NREO, entered into a Contribution Agreement pursuant to which NREO contributed all of its interests in the joint ventures (the "SAFStor Ventures") with SAFStor NREA GP – I, LLC, SAFStor NREA GP – II, LLC and NREA GP – III, LLC to NexPoint Storage Partners Operating Company, LLC (the "NSP OC") in exchange for approximately 47,064 newly created Class B common operating company units of the NSP OC ("Class B Units"), representing 14.8% of the outstanding combined classes of common units of the NSP OC (the "NSP OC Common Units") immediately after NREO’s acquisition of Class B Units. The NSP OC is the operating company of NSP, of which the Company owns approximately 86,369 shares, or 52.8%, of the outstanding common stock as of September 30, 2024. In connection with the foregoing, the NSP OC acquired all of the other interests in the SAFStor Ventures from affiliates of the Adviser following which they were wholly owned by a subsidiary of the NSP OC. The SAFStor Ventures are invested, through subsidiaries, in various self-storage real estate development projects primarily located on the East Coast of the United States. As of September 30, 2024, the Company owns approximately 47,064 Class B Units, or 29.5%, of the outstanding NSP OC Common Units.

On December 23, 2022, the Company, through NREO, redeemed 2,100,000 common units of limited partnership (the "NREF OP Units") of NexPoint Real Estate Finance Operating Partnership, L.P. (the "NREF OP") for 2,100,000 shares of common stock of NREF. The NREF OP is the operating partnership of NREF, a publicly traded mortgage REIT managed by an affiliate of the Adviser.

On September 1, 2023, the Company, through one of its wholly owned TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to related party NHI and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI and owns 68,254 and 66,268 shares, respectively, as of September 30, 2024 and December 31, 2023.

NREF OP Promissory Note

On April 19, 2024, the Company, through the OP, loaned $6.5 million to NREF OP IV, L.P. ("NREF OP IV"). In connection with the loan, NREF OP IV issued a promissory note to the OP in the principal amount of $6.5 million bearing interest at 7.535%, which is payable in kind, interest only during the term and matures on April 19, 2029. NREF OP IV is a subsidiary of NREF, which is managed by an affiliate of the Adviser. On September 11, 2024, NREF OP IV extinguished the note and paid down the remaining principal balance and accrued interest.

Investments in DSTs

On July 26, 2024, the Company, through NREO, acquired $4.6 million worth of Class 1 in NexPoint Life Sciences II DST ("Life Sciences DST"), a Delaware statutory trust. Life Sciences DST is managed by an affiliate of the Adviser. Life

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I-1312

Sciences DST owns a manufacturing and production facility in Philadelphia, PA that is under a triple net lease. It is anticipated that the Company will receive an annual dividend of 4.36% in year one, and projected to range from 4.39% to 5.65% in years two through ten on this investment.

On July 26, 2024, the Company, through NREO, acquired $14.9 million worth of Class 1 in NexPoint Semiconductor DST ("Semiconductor DST"), a Delaware statutory trust. Semiconductor DST is managed by an affiliate of the Adviser. Semiconductor DST owns a semiconductor manufacturing property in Temecula, CA that is under a triple net lease. On September 11, 2024, the Company acquired an additional $6.1 million worth of Class 1 in Semiconductor DST. It is anticipated that the Company will receive an annual dividend starting at 5.21% in year one, and projected to range from 5.33% to 7.57% in years two through ten on this investment.

Capital Acquisitions Partners, LLC

The Company owns approximately 20.9% of the total outstanding membership interests of Capital Acquisitions Partners, LLC. The remaining membership interests are held by NREF OP. See Notes 7 and 8 for additional information.

Related Party Investments

The Company, from time to time, may invest in entities managed by affiliates of the Adviser. For the nine months ended and as of September 30, 2024, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Real Estate Finance, Inc.	Common Stock	$32,823	$(252)	$—	$3,150	$2,898
NexPoint Storage Partners, Inc.	Common Stock	73,442	5,256	—	—	5,256
NexPoint Residential Trust, Inc.	Common Stock	4,192	909	—	130	1,039
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	21,060	247	—	1,225	1,472
NexPoint Hospitality Trust	Common Stock	—	2,088 (1)	—	—	2,088
NexPoint Storage Partners Operating Company, LLC	LLC Units	40,021	2,864	—	—	2,864
SFR WLIF III, LLC	LLC Units	6,842	—	523	—	523
Claymore Holdings, LLC	LLC Units	—	(454)	—	—	(454)
Allenby, LLC	LLC Units	—	(110)	—	—	(110)
Haygood, LLC.	LLC Units	—	—	—	—	—
VineBrook Homes Operating Partnership, L.P.	Partnership Units	148,892	(567)	—	4,434	3,867
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	76,104	(584)	—	7,304	6,720
NexPoint SFR Operating Partnership, L.P.	Partnership Units	46,943	(4,315)	—	1,875	(2,440)

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Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)		Equity in income (loss)	Interest and Dividends	Total Income
NexAnnuity Holdings, Inc.	Preferred Shares	68,524	—		—	3,956	3,956
NexPoint Hospitality Trust	Promissory Note	—	(308	)(1)	—	—	(308)
NexPoint Storage Partners Operating Company, LLC	Promissory Note	2,763	(13)		—	174	161
NexPoint SFR Operating Partnership, L.P.	Promissory Note	500	—		—	33	33
NREF OP IV, L.P.	Promissory Note	—	—		—	188	188
Semiconductor DST	LLC Units	20,959	—		—	86	86
Life Science II DST	LLC Units	9,600	—		—	144	144
Capital Acquisitions Partners, LLC	LLC Units	1,797	—		80	—	80
Total		$554,462	$4,761		$603	$22,699	$28,063

(1)	Reflects the change in unrealized gain/(loss) prior to the NHT consolidation.

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For the nine months ended and as of September 30, 2023, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Equity in income (loss)	Interest and Dividends		Total Income
NexPoint Hospitality Trust	Common Stock	$9,500	$(18,185)	$—	$—		$(18,185)
NexPoint Real Estate Finance, Inc.	Common Stock	34,356	987	—	4,316		5,303
NexPoint Storage Partners, Inc.	Common Stock	69,484	(34,210)	—	—		(34,210)
NexPoint Residential Trust, Inc.	Common Stock	2,910	(1,027)	—	113		(914)
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	21,275	468	—	1,411		1,879
NexPoint Hospitality Trust	Convertible Notes	22,173	694	—	479		1,173
NexPoint Storage Partners Operating Company, LLC	LLC Units	37,863	(18,642)	—	—		(18,642)
SFR WLIF III, LLC	LLC Units	7,200	—	498	—		498
Claymore Holdings, LLC	LLC Units	—	—	—	—		—
Allenby, LLC	LLC Units	—	—	—	—		—
VineBrook Homes Operating Partnership, L.P.	Partnership Units	146,419	(26,108)	—	2,866		(23,242)
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	79,658	2,288	—	8,764	—	11,052
NexPoint SFR Operating Partnership, L.P.	Partnership Units	49,568	(4,513)	—	1,203	—	(3,310)
NexAnnuity Holdings, Inc.	Preferred Shares	66,955	—	—	455	—	455
Total		$547,361	$(98,248)	$498	$19,607		$(78,143)

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15. Commitments and Contingencies

Commitments

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with the NSP Co-Guarantors, as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The NSP Series D Preferred Stock remains outstanding as of September 30, 2024. As of September 30, 2024, the outstanding NSP Series D Preferred Stock accrued dividends was $11.6 million, and the Company and NREF OP IV REIT SUB, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

On July 2, 2021, the Company, together the Co-Guarantors as limited guarantors, entered into a SAFStor Recourse Guaranty I in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement I, in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor, pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement I, in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to the SAFStor Recourse Guaranty II in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement II, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement II, for the benefit of entities indirectly owned by SAFStor. On October 3, 2024, NSP paid the debt in full. See Note 14 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $74.4 million outstanding, as of September 30, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on a loan taken by the SPE which owns Cityplace Tower with an aggregate principal amount of $140.5 million as of September 30, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of September 30, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on a loan from The Ohio State Life Insurance Company, an entity that has common ownership with the Adviser, taken by Freedom LHV which owns White Rock Center. As of September 30, 2024, the loan had an outstanding amount of $10.0 million. As the guarantor, it owes obligations including a continuing guarantee, which is generally applicable to all current and future liabilities or obligations of the borrower under the loan agreement. This guarantee remains in effect until all such obligations have been satisfied in full, unless terminated in accordance with the terms of the guarantee agreement. As the indemnitor, it owes customary environmental indemnifications. The Company has not recorded a contingent liability as White Rock Center is current on all debt payments and in compliance with all debt compliance provisions.

A subsidiary of the Company, together with Calida Holdings III, LP, is a guarantor and an indemnitor on a loan taken by the SPE that owns Tivoli. As of September 30, 2024, the loan had an outstanding balance of $13.5 million. As a guarantor, it owes the obligations including a guaranty of payment, which is generally applicable without the need for the

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lender to make any demand upon or pursue any rights or remedies against the borrower or any other loan party. The guarantor’s liability is immediate and not contingent on prior actions taken by the lender against other parties. As an indemnitor, it owes customary environmental indemnifications. The Company has not recorded a contingent liability as Tivoli is current on all debt payments and in compliance with all debt compliance provisions.

Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company. The Company is not involved in any material litigation nor, to management’s knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company’s business, assets, cash flows or results of operations. As of September 30, 2024, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

Claymore, Allenby and Haygood are engaged in ongoing litigation that could result in a possible gain contingency to the Company. The probability, timing, and potential amount of recovery, if any, are unknown.

16. Operating Leases

Lessor Accounting

The following table summarizes the future minimum lease payments to the Company as the lessor under the operating lease obligations at September 30, 2024 (in thousands). These amounts do not reflect future rental revenues from renewal or replacement of existing leases. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

Year:	Operating Leases
2024	$2,171
2025	8,657
2026	7,862
2027	7,081
2028	5,124
Thereafter	28,412
Total	$59,307

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s Consolidated Statements of Operations and Comprehensive Income (in thousands) for the nine months ended September 30, 2024:

For the Nine Months Ended September 30, 2024
Tenant	Rental Income
Neiman Marcus Group, LLC	$1,579

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s Consolidated Statements of Operations and Comprehensive Income (in thousands) for the nine

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months ended September 30, 2023:

For the Nine Months Ended September 30, 2023
Tenant	Rental Income
Hudson Advisors LLC	$2,135

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17. Segment Information

Reportable Segments

Following the consolidation of NHT, the Company has two reportable segments. For the three and nine months ended September 30, 2024, the majority of the Company’s operations are included within the Company’s primary reportable segment, NXDT, as the NHT reportable segment was acquired on April 19, 2024. For the three and nine months ended September 30, 2023, the Company had one reportable segment, NXDT. The following presents select operational results for the reportable segments (in thousands):

	For the Three Months Ended September 30,
	2024				2023
	Revenues	Expenses	Other income and expenses	Net loss	Revenues	Expenses	Other income and expenses	Net loss
NexPoint Diversified Real Estate Trust	$13,529	$(12,037)	$(12,740)	$(11,247)	$12,364	$(12,885)	$(67,437)	$(67,958)
NexPoint Hospitality Trust	8,687	(16,125)	3,266	(4,173)	—	—	—	—
Total Company	$22,216	$(28,162)	$(9,474)	$(15,420)	$12,364	$(12,885)	$(67,437)	$(67,958)

	For the Nine Months Ended September 30,
	2024				2023
	Revenues	Expenses	Other income and expenses	Net loss	Revenues	Expenses	Other income and expenses	Net loss
NexPoint Diversified Real Estate Trust	$39,285	$(36,949)	(41,566)	$(39,230)	$41,110	$(39,276)	(103,180)	$(101,346)
NexPoint Hospitality Trust	18,011	(25,431)	(840)	(8,260)	—	—	—	—
Total Company	$57,295	$(62,379)	$(42,407)	$(47,490)	$41,110	$(39,276)	$(103,180)	$(101,346)

The following presents select balance sheet data for the reportable segments (in thousands):

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	As of September 30, 2024			As of December 31, 2023
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total Company	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total Company
Assets
Gross operating real estate investments	$276,686	$166,867	$443,553	$284,439	$—	$284,439
Accumulated depreciation and amortization	(28,485)	(2,513)	(30,998)	(20,525)	—	(20,525)
Net operating real estate investments	248,201	164,354	412,555	263,914	—	263,914
Net real estate investments	248,201	164,354	412,555	263,914	—	263,914
Other assets	808,061	20,098	828,159	834,422	—	834,422
Total assets	$1,056,262	$184,452	$1,240,714	$1,098,336	$—	$1,098,336

Although the Company considers NOI a useful measure of a segment's or segments' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP. NOI excludes a number of income and expense categories as detailed in the reconciliation of NOI to net income and consistent with how the Company's CODM evaluates total NOI. The following table, which has not been adjusted for the effects of NCI, reconciles our NOI for the three and nine months ended September 30, 2024 to net loss, the most directly comparable GAAP financial measure by reportable segment (in thousands):

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	For the Three Months Ended September 30, 2024			For the Nine Months Ended September 30, 2024
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total
Net loss	$(11,247)	$(4,173)	$(15,420)	$(39,230)	$(8,260)	$(47,490)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,720	256	3,976	10,140	525	10,665
Corporate general and administrative expenses	1,646	1,197	2,843	7,107	1,766	8,873
Income tax expense	748	(48)	700	1,583	(30)	1,553
Depreciation and amortization	3,150	1,360	4,510	8,694	2,714	11,408
Interest expense	4,461	3,827	8,288	13,371	7,299	20,670
Non-operating property investment revenue¹	(8,126)	(925)	(9,050)	(25,386)	(1,299)	(26,685)
Realized (gains) losses from non-real estate investments	1	—	1	21,876	—	21,876
Change in unrealized (gains) losses from non-real estate investments	885	—	885	(2,251)	—	(2,251)
Equity in (income) losses of unconsolidated equity method ventures	(400)	—	(400)	558	—	558
Impairment loss	—	6,134	6,134	—	6,134	6,134
NOI	$(5,161)	$7,628	$2,467	$(3,538)	$8,849	$5,311

(1)    Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

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18. Subsequent Events

Dividends Declared

On October 28, 2024, the Board approved a quarterly dividend of $0.15 per common share, payable on December 31, 2024 to shareholders of record on November 15, 2024. The dividend on the Company’s common shares consists of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company’s common shares. Also on October 28, 2024, the Board approved a quarterly dividend of $0.34375 per Series A Preferred Share, payable on December 31, 2024 to shareholders of record on December 23, 2024.

Issuance of Common Shares to Adviser

On October 7, 2024, the Company issued 250,353.81 common shares to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement.

Share Repurchase Program

On October 24, 2022, the Board authorized a share repurchase program (the “Share Repurchase Program”) through which the Company may repurchase an indeterminate number of common shares and Series A Preferred Shares, at an aggregate market value of up to $20.0 million during a two-year period that expired on October 24, 2024. On October 28, 2024, the Board authorized the Company to repurchase an indeterminate number of common shares and Series A Preferred Shares, at an aggregate market value of up to $20.0 million during a two-year period that is set to expire on October 28, 2026. This authorization replaced the Board’s prior authorization of the Share Repurchase Program. As of September 30, 2024, the Company had not made any repurchases of common shares or Series A Preferred Shares pursuant to the Share Repurchase Program.

NSP Debt Refinance

On October 3, 2024, NSP paid down the full principal balances of the SAFStor Loan Agreements, CMBS Loan Agreement and BS Loan Agreement with the proceeds of a new loan from Citi Real Estate Funding, Inc. (“Citi”) and JPM. Separately, on October 3, 2024, the Company entered into a Guaranty Agreement (Recourse Obligations), dated October 4, 2024 (the “Citi Guaranty”) for the benefit of JPM and Citi (collectively, the “Citi Lender”) under a loan agreement (the "Citi Loan Agreement"), by and among the borrowers thereunder (collectively, “Citi Borrower”) and the Citi Lender. The Company is the owner of an indirect interest in Citi Borrower and entered into the Citi Guaranty as a condition of the Citi Lender lending to Citi Borrower under the Citi Loan Agreement. Pursuant to the Citi Guaranty, Company guarantees the Guaranteed Obligations (as defined in the Citi Loan Agreement). The Guaranteed Obligations consist of liability for losses suffered by the Citi Lender arising out of certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the Citi Loan Agreement. The Guaranteed Obligations also include the full payment of the debt upon the occurrence of certain events including borrower voluntarily filing for bankruptcy or similar liquidation or reorganization action or upon certain other violations of the Citi Loan Agreement. The Citi Loan Agreement provides for a loan of $750.0 million to Citi Borrower. The Citi Loan Agreement is set to mature on November 1, 2029. Borrowings outstanding under the Citi Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising Citi Borrower.

NexBank Debt Amendment

On October 22, 2024, the Company amended the NexBank Revolver agreement to allow for the Lubbock property to be used as collateral for the debt.

Held for Sale, Las Colinas Homewood Suites

On October 21, 2024, the Company classified Las Colinas Homewood Suites as held for sale.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes included herein and with our 2023 Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Quarterly Report. See “Cautionary Statement Regarding Forward-Looking Statements” in this report and "Risk Factors" in Part I, Item 1A, "Risk Factors" of our 2023 Annual Report.

Overview

As of September 30, 2024, our Portfolio consisted primarily of debt and equity investments in the single-family rental, self-storage, office, hospitality, life science and multifamily sectors. The company has two reportable segments, NXDT and NHT. NXDT represents the Company's primary reportable segment and represents a significant majority of the Company's consolidated portfolio (the "NXDT Portfolio"). The NXDT reportable segment is the legacy reportable segment and is focused on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity. The NHT reportable segment represents a minority of the Company's consolidated portfolio (the "NHT Portfolio") and operations and is focused on acquiring additional U.S. located hospitality assets that meet its investment objectives and criteria and seeking to own, renovate and operate its existing portfolio of income-producing hotel properties. Substantially all of our business is conducted through the OP. The OP GP is the sole general partner of the OP and is owned 100% by the Company. As of September 30, 2024, there were 2,000 OP Units outstanding, of which 100% were owned by us.

On July 1, 2022, or the Deregistration Date, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act declaring that the Company has ceased to be an investment company under the Investment Company Act (the "Deregistration Order"). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity (the "Business Change").

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. We are externally managed by the Adviser through the Advisory Agreement, by and among the Company and the Adviser. The Advisory Agreement was dated July 1, 2022, and amended on October 25, 2022, April 11, 2023 and July 22, 2024, for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser is wholly owned by our Sponsor.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through one or more TRS entities and is subject to applicable federal, state, and local income and margin taxes.

The high rate environment and ongoing economic uncertainty, has limited credit availability to commercial real estate. Less available and more expensive debt capital has had pronounced effects on the capital markets, making property acquisitions and other investments harder to finance. Similar factors also impact the timing of and proceeds generated from asset sales and our ability to obtain debt capital.

On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed in connection with the bankruptcy proceedings of Highland, a former affiliate of our Sponsor, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. On March 24, 2023, the litigation trustee

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filed a motion for leave to stay the Bankruptcy Trust Lawsuit, which was granted by the bankruptcy court on April 4, 2023. Per the court’s order, the Bankruptcy Trust Lawsuit is stayed until any party provides 30 days’ notice of the intent to resume the adversary proceeding, with all pending deadlines extended for a period of time commensurate with the length of the stay. As of the date of this filing, the Bankruptcy Trust Lawsuit continues to be stayed. In addition, on February 8, 2023, UBS Securities and its affiliate (collectively “UBS”) filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of entities currently or previously affiliated with Mr. Dondero, seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Macroeconomic trends, including increases in or high inflation and rising or high interest rates, may adversely impact our business, financial condition and results of operations. Inflation could have an adverse impact on our operating expenses, as these costs could increase at a rate higher than our rental and other revenue. There is no guarantee we will be able to mitigate the impact of rising or high inflation. In response to high inflation, the Federal Reserve raised interest rates to combat inflation and restore price stability. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases or elevated rates will result in higher debt service costs which will adversely affect our cash flows. We cannot make assurances that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Components of Our Revenues and Expenses

Revenues

Rental income. Our rental income is primarily attributable to the rental revenue from our investment in Cityplace Tower, a 42-story, 1.36 million-square-foot, trophy office building acquired in 2018 as well as rental income from two retail properties. Our rental income also includes utility reimbursements, late fees, common area maintenance reimbursements, and other rental fees charged to tenants.

Food and beverage revenue. F&B revenue includes revenue from the NHT Portfolio generated from the sale of food and/or beverage offerings.

Room revenue. Room revenue includes revenue from the NHT Portfolio from renting out rooms to customers.

Interest income. Interest income includes interest earned from our debt investments.

Dividend income. Dividend income includes dividends from our equity investments.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, parking fees, and other miscellaneous fees charged to tenants and income items.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs of property owned directly or indirectly by us.

Property management fees. Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 14 to our consolidated financial statements).

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property owned directly or indirectly by us. Insurance includes the cost of commercial, general liability, and other needed insurance for each property owned directly or indirectly by us.

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Advisory and administrative fees. Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement and fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement (see Note 14 to our consolidated financial statements).

Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property owned directly or indirectly by us.

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the Advisory Fees and Administrative Fees paid to our Adviser were limited to the Expense Cap for the 12 months ended June 30, 2023. This limitation ended June 30, 2023, and did not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also did not apply to legal, accounting, financial, due diligence, and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, such expenses are considered permanently waived and become non-recoupable in the future.

Conversion expense. Conversion expenses include the costs of the Business Change in conjunction with the Deregistration Order, which primarily include legal fees and other fees incurred in preparation for or as a direct result of the conversion. These conversion expenses are included in the Consolidated Statement of Operations and Comprehensive Income (Loss) as conversion expenses.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our real properties and amortization of acquired in-place leases on property owned directly or indirectly by us.

Impairment loss. Impairment loss includes impairment charges recognized on real estate assets held and used and the loss recognized for real estate held for sale, which is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell.

Other Income and Expense

Interest Expense. Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs, if any, and the related impact of interest rate derivatives, if any, used to manage our interest rate risk.

Equity in Earnings (Losses) of Unconsolidated Ventures. Equity in earnings (losses) of unconsolidated ventures represents the change in our basis in equity method investments resulting from our share of the investments’ income and expenses. Profit and loss from equity method investments for which we’ve elected the fair value option are classified in divided income, change in unrealized gains and realized gains as applicable.

Income Tax Expense. Income tax expense is primarily derived from taxable gains from asset sales and other income earned from investments held in NXDT's wholly owned TRSs and NHT's TRSs.

Unrealized Gain (Loss) on Investments. Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

Realized Gain (Loss) on Investments. The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statements of Operations on both the Successor and Predecessor basis with respect to the investment sold at the time of the sale.

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Real Estate Investments Statistics

As of September 30, 2024, the NXDT segment was invested in two retail properties, and one office and hospitality property (excluding investments in undeveloped land), and the NHT segment consisted of eight hotel properties as listed below:

NXDT Segment:

					Average Effective Monthly Occupied Rent Per Square Foot (1) as of	% Occupied (2) as of
Property Name	Rentable Square Footage (in thousands)	Property Type		Date Acquired	September 30, 2024	September 30, 2024
White Rock Center	82,793	Retail		6/13/2013	$1.58	75.3%
5916 W Loop 289	30,140	Retail		7/23/2013	$—	—% (4)
Cityplace Tower	1,365,711	Office & Hospitality	(3)	8/15/2018	$2.16	46.6%
	1,478,644

NHT Segment:

Brand	Location	Name	Chain Scale	Service Scale	Year Built/Last Renovation	Rooms
Hilton Garden Inn	Dallas, Texas	HGI Property	Upscale	Select-Service	1995/2016	240
Hyatt	Park City, Utah	Park City	Upscale	Full-Service	2016	122
Hampton Inn & Suites	Bradenton, Florida	Bradenton	Upscale	Select-Service	1926/2016	119

Homewood Suites	Plano, Texas	HWS Plano	Upscale	Extended Stay	1996/2018	99
Homewood Suites	Addison, Texas	HWS Addison	Upscale	Extended Stay	1990/2018	120
Homewood Suites	Irving, Texas	HWS Las Colinas	Upscale	Extended Stay	1990/2018	136
Marriott	St. Petersburg, Florida	St. Pete Property	Upper Upscale	Full-Service	2001/2021	209
Total Rooms:						1,045

(1)

Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of September 30, 2024, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of September 30, 2024.

(2)	Percent occupied is calculated as the rentable square footage occupied as of September 30, 2024, divided by the total rentable square footage, expressed as a percentage.
(3)	Cityplace is currently under development and the Company is converting part of the property into a hotel, which was still under construction as of September 30, 2024.
(4)	The property's tenant vacated in the fourth quarter of 2023. The Company is currently looking into leasing out the property.

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Consolidated Results of Operations for the Three and Nine Ended September 30, 2024, and 2023

The three months ended September 30, 2024 as compared to the three months ended September 30, 2023

The following tables set forth a summary of our operating results for the three months ended September 30, 2024 and 2023 (in thousands):

	For the Three Months Ended September 30,
	2024	2023	$ Change
Total revenues	$22,216	$12,364	$9,852
Total expenses	(28,162)	(12,885)	(15,277)
Operating income	(5,946)	(521)	(5,425)
Interest expense	(8,288)	(4,173)	(4,115)
Equity in income (losses) of unconsolidated ventures	400	(369)	769
Income tax expense	(700)	(330)	(370)
Change in unrealized gains (losses)	(885)	(61,626)	60,741
Realized gains (losses)	(1)	(939)	938
Net income (loss)	(15,420)	(67,958)	52,538
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)	—
Net (income) loss attributable to noncontrolling interests	6,538	—	6,538
Net income (loss) attributable to common shareholders	$(10,037)	$(69,113)	$59,076

The net loss for the three months ended September 30, 2024 and 2023, primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $4.4 million for the three months ended September 30, 2024, compared to $5.4 million for the three months ended September 30, 2023, which was a decrease of approximately $1.0 million. Rental income decreased between the periods due to a decrease in occupancy at Cityplace Tower.

Rooms. Rooms revenue was $7.3 million for the three months ended September 30, 2024. All rooms revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Food and beverage. F&B revenue was $0.5 million for the three months ended September 30, 2024. All F&B revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Interest and dividends. Interest and dividends totaled $9.1 million for the three months ended September 30, 2024, compared to $6.9 million for the three months ended September 30, 2023, which was an increase of approximately $2.2 million. The increase between the periods was primarily due to an increase in dividend income.

Other income. Other income was approximately $906.0 thousand for the three months ended September 30, 2024, compared to $97.0 thousand for the three months ended September 30, 2023, which was an increase of approximately $809.0 thousand. The increase between the periods was primarily due to the consolidation of NHT.

Expenses

Property operating expenses. Property operating expenses were $6.3 million for the three months ended September 30, 2024, compared to $1.5 million for the three months ended September 30, 2023, which was an increase of approximately $4.8 million. The increase between the periods was primarily due to the consolidation of NHT.

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Property management fees. Property management fees were $0.7 million for the three months ended September 30, 2024, compared to $0.2 million for the three months ended September 30, 2023, which was an increase of approximately $0.5 million. The increase between the periods was primarily due to the consolidation of NHT.

Real estate taxes and insurance. Real estate taxes and insurance costs were $1.6 million for the three months ended September 30, 2024, compared to $1.4 million for the three months ended September 30, 2023, which was an increase of approximately $0.2 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower. The increase between the periods was primarily due to the consolidation of NHT.

Advisory and administrative fees. For the three months ended September 30, 2024, the Company incurred administrative fees and advisory fees of $4.0 million. compared to $3.5 million for the three months ended September 30, 2023. The increase between the three months ended September 30, 2024 and the three months ended September 30, 2023, is primarily attributed to an increase in total assets used to calculate the administrative and advisory Fees, as well as an addition in fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement from the NHT Acquisition.

Property general and administrative expenses. Property general and administrative expenses were $2.1 million for the three months ended September 30, 2024, compared to $0.8 million for the three months ended September 30, 2023, which was an increase of approximately $1.3 million. The increase between the periods is primarily attributed to the consolidation of NHT. Property general and administrative expenses consist primarily of expenses from our investment in Cityplace Tower and NHT properties.

Corporate general and administrative expenses. Corporate general and administrative expenses were $2.8 million for the three months ended September 30, 2024, compared to $1.7 million for the three months ended September 30, 2023, which was an increase of approximately $1.1 million. The increase between the periods was primarily due to the consolidation of NHT.

Conversion expenses. Conversion expenses were $0.0 million for the three months ended September 30, 2024, compared to $0.0 million for the three months ended September 30, 2023, which was a decrease of approximately $0.0 million.

Depreciation and amortization. Depreciation and amortization costs were $4.5 million for the three months ended September 30, 2024, compared to $3.8 million for the three months ended September 30, 2023, which was an increase of approximately $0.7 million. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets. The increase between the periods was primarily due to the consolidation of NHT.

Impairment loss. Impairment loss was $6.1 million for the three months ended September 30, 2024, compared to $0 for the three months ended September 30, 2023, which was an increase of approximately $6.1 million. The increase between the periods was due to an increase in impairment charges relating to Plano Homewood Suites and Las Colinas Homewood Suites.

Other Income and Expense

Interest expense. Interest expense was $8.3 million for the three months ended September 30, 2024, compared to $4.2 million for the three months ended September 30, 2023, which was an increase of approximately $4.1 million. The increase between the periods was primarily due to the consolidation of NHT.

Equity in income (losses) of unconsolidated ventures. Equity in income (losses) of unconsolidated ventures was $0.4 million for the three months ended September 30, 2024, compared to $(0.4) million for the three months ended September 30, 2023, which was an increase of approximately $0.8 million. The increase between periods was primarily due to an increase in net income at Marriot Uptown.

Income tax expense (benefit). The Company has recorded income tax expense (benefit) of $0.7 million associated with the TRSs for the three months ended September 30, 2024, and $0.3 million associated with the TRSs for the three months ended September 30, 2023. The tax expense for the three months ended September 30, 2024 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.4 million for a net expense of $0.7 million for the

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three months ended September 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $(0.9) million for the three months ended September 30, 2024, compared to $(61.6) million for the three months ended September 30, 2023, which was an increase of approximately $60.7 million. The losses for the three months ended September 30, 2024 were largely driven by mark-to-market losses on common units of VineBrook Homes Operating Partnership, L.P. ("VB OP Units") of $7.8 million, IQHQ LP interests of $16.1 million, and offset by mark-to-market gains on NREF OP Units of $9.3 million, and NREF common stock of $4.0 million. The losses for the three months ended September 30, 2023 were primarily driven by mark-to-market losses on NSP common equity of $54.9 million and VB OP Units of $20.9 million offset by mark-to-market gains on NREF OP Units of $3.7 million and mark-to-market gains on our legacy CLOs of $13.4 million.

Realized gains (losses). Realized gains (losses) were $0.0 million for the three months ended September 30, 2024, compared to $(0.9) million for the three months ended September 30, 2023, which was an increase of approximately $0.9 million. The realized losses for the three months ended September 30, 2023 was primarily driven by realized losses on sales of equity positions.

The nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023

	For the Nine Months Ended September 30,
	2024	2023	$ Change
Total revenues	$57,295	$41,110	$16,185
Total expenses	(62,379)	(39,276)	(23,103)
Operating income	(5,084)	1,834	(6,918)
Interest expense	(20,670)	(11,397)	(9,273)
Equity in income (losses) of unconsolidated ventures	(558)	(23)	(535)
Income tax expense	(1,553)	(1,444)	(109)
Change in unrealized gains (losses)	2,251	(89,598)	91,849
Realized gains (losses)	(21,876)	(718)	(21,158)
Net income (loss)	(47,490)	(101,346)	53,856
Net (income) loss attributable to preferred shareholders	(3,465)	(3,465)	—
Net (income) loss attributable to noncontrolling interests	8,432	—	8,432
Net income (loss) attributable to common shareholders	$(42,523)	$(104,811)	$62,288

The net loss for the nine months ended September 30, 2024 and 2023, primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $12.5 million for the nine months ended September 30, 2024, compared to $15.5 million for the nine months ended September 30, 2023, which was a decrease of approximately $3.1 million. Rental income decreased between the periods due to a decrease in occupancy at Cityplace Tower.

Rooms revenue. Rooms revenue was $15.5 million for the nine months ended September 30, 2024. All rooms revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Food and beverage revenue. F&B revenue was $1.3 million for the nine months ended September 30, 2024. All F&B revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Interest and dividends. Interest and dividends totaled $26.7 million for the nine months ended September 30, 2024, compared to $25.4 million for the nine months ended September 30, 2023, which was an increase of approximately $1.2 million. The increase between the periods was attributed to an increase in dividends from equity investments.

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Other income. Other income was approximately $1.3 million for the nine months ended September 30, 2024, compared to $0.1 million for the nine months ended September 30, 2023, which was an increase of approximately $1.2 million. The increase between the periods was attributed to the NHT consolidation.

Expenses

Property operating expenses. Property operating expenses were $14.7 million for the nine months ended September 30, 2024, compared to $5.6 million for the nine months ended September 30, 2023, which was an increase of approximately $9.1 million. The increase between the periods was primarily due to the NHT consolidation.

Property management fees. Property management fees were $1.0 million for the nine months ended September 30, 2024, compared to $0.6 million for the nine months ended September 30, 2023, which was an increase of approximately $0.4 million. The increase between the periods was primarily due to the NHT consolidation.

Real estate taxes and insurance. Real estate taxes and insurance costs were $4.7 million for the nine months ended September 30, 2024, compared to $4.1 million for the nine months ended September 30, 2023, which was an increase of approximately $0.6 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower. The increase between the periods was primarily due to the consolidation of NHT.

Advisory and administrative fees. For the nine months ended September 30, 2024, the Company incurred administrative fees and advisory fees of $10.7 million. For the nine months ended September 30, 2023, the Company incurred administrative fees and advisory fees of $8.7 million, inclusive of $2.0 million in expenses that were waived and cannot be recouped by the Adviser. The Expense Cap expired on June 30, 2023. The increase between the nine months ended September 30, 2024 and the nine months ended September 30, 2023, is primarily attributed to the addition of fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement from the NHT Acquisition and the expiration of the Expense Cap.

Property general and administrative expenses. Property general and administrative expenses were $4.9 million for the nine months ended September 30, 2024, compared to $2.6 million for the nine months ended September 30, 2023, which was an increase of approximately $2.3 million. The increase between the periods is primarily attributed to the NHT consolidation.

Corporate general and administrative expenses. Corporate general and administrative expenses were $8.9 million for the nine months ended September 30, 2024, compared to $5.4 million for the nine months ended September 30, 2023, which was an increase of approximately $3.4 million. The increase between periods was primarily due to an increase in accounting and audit fees.

Conversion expenses. Conversion expenses were $0.0 million for the nine months ended September 30, 2024, compared to $1.4 million for the nine months ended September 30, 2023, which was a decrease of approximately $1.4 million. The decrease between the periods was primarily due to a decrease in expenses related to the Business Change.

Depreciation and amortization. Depreciation and amortization costs were $11.4 million for the nine months ended September 30, 2024, compared to $10.9 million for the nine months ended September 30, 2023, which was an increase of approximately $0.5 million. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets. The increase between the periods was primarily due to the NHT consolidation.

Impairment loss. Impairment loss was $6.1 million for the nine months ended September 30, 2024, compared to $0 for the nine months ended September 30, 2023, which was an increase of approximately $6.1 million. The increase between the periods was due to an increase in impairment charges relating to Plano Homewood Suites and Las Colinas Homewood Suites.

Other Income and Expense

Interest expense. Interest expense was $20.7 million for the nine months ended September 30, 2024, compared to $11.4 million for the nine months ended September 30, 2023, which was an increase of approximately $9.3 million. The increase between the periods was primarily due to the NHT consolidation.

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Equity in income (losses) of unconsolidated ventures. Equity in losses of unconsolidated ventures was $(0.6) million for the nine months ended September 30, 2024, compared to $0.0 million for the nine months ended September 30, 2023, which was a decrease of approximately $(0.6) million. The decrease between periods was primarily due to a decrease in net income at Marriot Uptown.

Income tax expense (benefit). The Company has recorded income tax expense (benefit) of $(1.6) million associated with the TRSs for the nine months ended September 30, 2024 and $1.4 million associated with the TRSs for the nine months ended September 30, 2023. The tax expense for the nine months ended September 30, 2024 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.2 million for a net expense of $1.6 million for the nine months ended September 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $2.3 million for the nine months ended September 30, 2024, compared to $(89.6) million for the nine months ended September 30, 2023, which was an increase of approximately $91.8 million. The gains for the nine months ended September 30, 2024 were largely driven by redemptions of the legacy CLO positions, which generated realized losses and a positive change in unrealized, mark-to-market gains on NSP common equity of $5.3 million, VB OP Units of $2.4 million, offset by mark-to-market losses on IQHQ LP interests of $22.2 million. The losses for the nine months ended September 30, 2023 were primarily driven by mark-to-market losses on common units of NSP common equity of $34.2 million, mark-to-market losses on NHT common stock of $18.8 million, and losses on VB OP Units of $26.1 million.

Realized gains (losses). Realized gains (losses) were $(21.9) million for the nine months ended September 30, 2024, compared to $(0.7) million for the nine months ended September 30, 2023, which was a decrease of approximately $(21.2) million. The losses for the nine months ended September 30, 2024 were primarily driven by realized losses on the legacy CLOs of $22.8 million. The losses for the nine months ended September 30, 2023 were primarily driven by realized losses on the sale of equities of $1.3 million.

Non-GAAP Measurements

Consolidated Net Operating Income and Same Store Net Operating Income

Net Operating Income ("NOI") is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties between segments and to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense, (2) advisory fees and administrative fees, (3) the impact of depreciation and amortization, (4) corporate general and administrative expenses, (5) income tax expenses, (6) conversion expenses, (7) non-operating property investment revenue, (8) realized and change in unrealized gains (losses) generated from non-real estate investments, (9) equity in income (losses) of unconsolidated equity method ventures, and (10) impairment loss.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, which may have changed or may change in the future. Corporate general and administrative expenses, advisory fees and administrative fees, conversion expenses, and income tax expenses are eliminated because they do not reflect continuing operating costs of the property. Depreciation and amortization expenses and impairment loss are eliminated because they may not accurately represent the actual change in value in our properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Equity in income (losses) of unconsolidated equity method ventures are eliminated because they do not reflect continuing operating costs of the properties. Non-operating property investment revenue and realized and change in unrealized gains (losses) from non-real estate investments are eliminated as they do not reflect continuing operating costs of the properties. We believe that eliminating these items from net income (loss) is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, advisory fees and administrative fees, conversion expenses, income tax expenses, depreciation and amortization

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expense, non-operating property investment revenue and realized and change in unrealized gains and losses generated from non-real estate investments, equity in income or losses of unconsolidated equity method ventures, and impairment loss, all of which may be material values. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI.

Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define “Same Store NOI” as NOI for our properties that are comparable between periods and that are stabilized. Please see below for a discussion of properties included as Same Store (defined below). We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions from the beginning of the compared period to the end of the current period.

Consolidated NOI and Same Store NOI for the Three and Nine Months Ended September 30, 2024 and 2023

The following table, which has not been adjusted for the effects of NCI, reconciles our consolidated NOI for the three and nine months ended September 30, 2024 and 2023 to net income (loss), the most directly comparable GAAP financial measure (in thousands):

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2024	2023	2024	2023
Net loss	$(15,420)	$(67,958)	$(47,490)	$(101,346)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,976	3,469	10,665	8,707
Corporate general and administrative expenses	2,843	1,685	8,873	5,433
Conversion expenses	—	—	—	1,444
Income tax expense	700	330	1,553	1,444
Depreciation and amortization	4,510	3,820	11,408	10,928
Interest expense	8,288	4,173	20,670	11,397
Non-operating property investment revenue¹	(9,050)	(6,863)	(26,685)	(25,441)
Realized (gains) losses from non-real estate investments	1	939	21,876	718
Change in unrealized (gains) losses from non-real estate investments	885	61,626	(2,251)	89,598
Equity in (income) losses of unconsolidated equity method ventures	(400)	369	558	23
Impairment loss	6,134	—	6,134	—
NOI	$2,467	$1,590	$5,311	$2,905
Less Non-Same Store
Revenues	$(12,801)	$(5,097)	$(29,540)	$(14,543)
Operating expenses	10,536	3,749	24,849	12,348
Same Store NOI	$202	$242	$620	$710

(1)	Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

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The following table, which has not been adjusted for the effects of NCI, reconciles our NOI for each of our segments for the three and nine months ended September 30, 2024 to net income (loss), the most directly comparable GAAP financial measure by reportable segment (in thousands):

	For the Three Months Ended September 30, 2024			For the Nine Months Ended September 30, 2024
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total
Net loss	$(11,247)	$(4,173)	$(15,420)	$(39,230)	$(8,260)	$(47,490)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,720	256	3,976	10,140	525	10,665
Corporate general and administrative expenses	1,646	1,197	2,843	7,107	1,766	8,873
Income tax expense	748	(48)	700	1,583	(30)	1,553
Depreciation and amortization	3,150	1,360	4,510	8,694	2,714	11,408
Interest expense	4,461	3,827	8,288	13,371	7,299	20,670
Non-operating property investment revenue¹	(8,126)	(925)	(9,050)	(25,386)	(1,299)	(26,685)
Realized (gains) losses from non-real estate investments	1	—	1	21,876	—	21,876
Change in unrealized (gains) losses from non-real estate investments	885	—	885	(2,251)	—	(2,251)
Equity in (income) losses of unconsolidated equity method ventures	(400)	—	(400)	558	—	558
Impairment loss	—	6,134	6,134	—	6,134	6,134
NOI	$(5,161)	$7,628	$2,467	$(3,538)	$8,849	$5,311
Less Non-Same Store
Revenues	$(14,000)	$1,199	$(12,801)	$(21,727)	$(7,813)	$(29,540)
Operating expenses	3,357	7,179	10,537	10,558	14,292	24,849
Same Store NOI	$(15,804)	$16,006	$203	$(14,707)	$15,327	$621

(1)	Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

Consolidated NOI for Our Same Store and Non-Same Store Properties for the Three Months Ended September 30, 2024 and 2023

There are two properties, White Rock Center and 5916 W Loop 289, in our same store pool for the three months ended September 30, 2024, and 2023 (our "Same Store" properties). Our Same Store properties exclude Cityplace Tower as of September 30, 2024 and 2023, because it was not yet stabilized, meaning construction or renovation was not completed. Non-Same Store properties include properties not yet stabilized. Our Same Store properties also exclude the NHT segment, as the properties in that segment were not held in the comparable period.

The following table reflects the revenues, property operating expenses and NOI for the three months ended September 30, 2024 and 2023 for our Same Store and Non-Same Store properties (dollars in thousands):

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	For the Three Months Ended September 30
	2024	2023	$ Change	% Change
Revenues
Same Store
Rental income	$364	$404	$(40)	-9.9%
Same Store revenues	364	404	(40)	-9.9%
Non-Same Store
Rental income	4,083	5,000	(917)	-18.3%
Other income	905	97	808	830.3	% (1)
Rooms	7,280	—	7,280	—%
Food and beverage	533	—	533	—%
Non-Same Store revenues	12,801	5,097	7,704	151.1	% (1)
Total revenues	13,165	5,502	7,664	139.3	% (1)

Operating expenses
Same Store
Property operating expenses	38	34	4	10.7%
Real estate taxes and insurance	65	79	(13)	-16.7%
Property management fees	20	20	1	3.4%
Property general and administrative expenses	39	30	10	32.7%
Same Store operating expenses	163	162	(1)	-0.6%
Non-Same Store
Property operating expenses	6,300	1,493	4,807	322.1	% (1)
Real estate taxes and insurance	1,573	1,281	292	22.8%
Property management fees	645	171	474	277.2	% (1)
Property general and administrative expenses	2,019	803	1,216	151.2	% (1)
Non-Same Store operating expenses	10,537	3,749	6,788	181.1	% (1)
Total operating expenses	10,700	3,911	6,787	173.6	% (1)

NOI
Same Store	203	243	(41)	-16.9%
Non-Same Store	2,264	1,349	916	67.9	% (1)
Total NOI	$2,467	$1,590	$877	55.2	% (1)

(1)	Denotes that the significant percentage change in the current period comparison is primarily attributed to the consolidation of NHT.

Consolidated Same Store Results of Operations for the Three Months Ended September 30, 2024 and 2023

As of September 30, 2024, our Same Store properties were approximately 55.2% leased with a weighted average monthly effective occupied rent per square foot of $1.16, compared to 75.7% leased with a weighted average monthly

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effective rent per square foot of $1.21 as of September 30, 2023. For our Same Store properties, we recorded the following operating results for the three months ended September 30, 2024 and 2023.

Revenues

Rental Income. Rental income was $0.4 million for the three months ended September 30, 2024, compared to $0.4 million for the three months ended September 30, 2023.

Expenses

Property operating expenses. Property operating expenses were $38.2 thousand for the three months ended September 30, 2024, compared to $34.5 thousand for the three months ended September 30, 2023, which was an increase of approximately $3.7 thousand or 10.7%. The majority of the increase between the three months ended September 30, 2024 and the three months ended September 30, 2023 is related to an increase in repair and maintenance fees.

Real estate taxes and insurance. Real estate taxes and insurance costs were $65.4 thousand for the three months ended September 30, 2024, compared to $78.5 thousand for the three months ended September 30, 2023, which was a decrease of approximately $13.1 thousand or 16.7%. The majority of the decrease between the three months ended September 30, 2024 and the three months ended September 30, 2023 is related to a decrease in the property tax budget.

Property management fees. Property management fees were $20.3 thousand for the three months ended September 30, 2024, compared to $19.6 thousand for the three months ended September 30, 2023, which was an increase of approximately $0.7 thousand, or 3.4%. The increase between the three months ended September 30, 2024 and the three months ended September 30, 2023 is related to an increase in rental revenue, which the management fee is calculated off of.

Property general and administrative expenses. Property general and administrative expenses were $39.3 thousand for the three months ended September 30, 2024, compared to $29.6 thousand for the three months ended September 30, 2023, which was an increase of approximately $9.7 thousand or 32.7%. The decrease between the three months ended September 30, 2024 and the three months ended September 30, 2023 is related to an increase in professional fees.

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Consolidated NOI for Our Same Store and Non-Same Store Properties for the Nine Months Ended September 30, 2024 and 2023

The following table reflects the revenues, property operating expenses and NOI for the nine months ended September 30, 2024 and 2023 for our Same Store and Non-Same Store properties (dollars in thousands):

	For the Nine Months Ended September 30
	2024	2023	$ Change	% Change
Revenues
Same Store
Rental income	$1,071	$1,126	$(40)	-9.9%
Same Store revenues	1,071	1,126	(55)	-4.9%
Non-Same Store
Rental income	11,408	14,415	(3,007)	-20.9%
Other income	1,307	128	1,179	919.1	% (1)
Rooms	15,480	—	15,480	—%
Food and beverage	1,345	—	1,345	—%
Non-Same Store revenues	29,540	14,543	14,997	103.1	% (1)
Total revenues	30,611	15,669	14,942	95.4	% (1)

Operating expenses
Same Store
Property operating expenses	126	85	41	48.8%
Real estate taxes and insurance	211	223	(12)	-5.4%
Property management fees	58	55	3	5.5%
Property general and administrative expenses	55	53	2	3.8%
Same Store operating expenses	450	416	34	8.2%
Non-Same Store
Property operating expenses	14,546	5,468	9,077	166.0	% (1)
Real estate taxes and insurance	4,441	3,834	607	15.8%
Property management fees	969	498	471	94.6%
Property general and administrative expenses	4,893	2,548	2,345	92.0	% (1)
Non-Same Store operating expenses	24,849	12,348	12,500	101.2	% (1)
Total operating expenses	25,300	12,764	12,534	98.2	% (1)

NOI
Same Store	621	710	(89)	-12.5%
Non-Same Store	4,691	2,195	2,497	113.7	% (1)
Total NOI	$5,311	$2,905	$2,408	82.9	% (1)

(1)	Denotes that the significant percentage change in the current period comparison is primarily attributed to the consolidation of NHT.

See reconciliation of net income (loss) to NOI above under “NOI and Same Store NOI for the Three and Nine Months Ended September 30, 2024 and 2023.”

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Consolidated Same Store Results of Operations for the Nine Months Ended September 30, 2024 and 2023

As of September 30, 2024, our Same Store properties were approximately 55.2% leased with a weighted average monthly effective occupied rent per square foot of $1.16, compared to 75.7% leased with a weighted average monthly effective rent per square foot of $1.21 as of September 30, 2023. For our Same Store properties, we recorded the following operating results for the nine months ended September 30, 2024 and 2023.

Revenues

Rental Income. Rental income was $1.1 million for the nine months ended September 30, 2024, compared to $1.1 million for the nine months ended September 30, 2023.

Expenses

Property operating expenses. Property operating expenses were $126.2 thousand for the nine months ended September 30, 2024, compared to $84.8 thousand for the nine months ended September 30, 2023, which was an increase of approximately $41.4 thousand or 48.8%. The majority of the increase between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 is related to an increase in repair and maintenance fees.

Real estate taxes and insurance. Real estate taxes and insurance costs were $211.3 thousand for the nine months ended September 30, 2024, compared to $223.3 thousand for the nine months ended September 30, 2023, which was a decrease of approximately $12.0 thousand or 5.4%. The majority of the decrease between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 is related to a decrease in the property tax budget.

Property management fees. Property management fees were $57.8 thousand for the nine months ended September 30, 2024, compared to $55.3 thousand for the nine months ended September 30, 2023, which was an increase of approximately $2.5 thousand, or 5.5%. The increase between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 is related to an increase in rental revenue, which the management fee is calculated off of.

Property general and administrative expenses. Property general and administrative expenses were $55.0 thousand for the nine months ended September 30, 2024, compared to $52.8 thousand for the nine months ended September 30, 2023, which was an increase of approximately $2.2 thousand, or 3.8%. The majority of the increase between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 is related to an increase in professional fees.

Consolidated FFO and AFFO

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and adjusted funds from operations (“AFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income (loss), as defined by GAAP. We compute FFO attributable to common shareholders as net income (loss), excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization, plus impairment losses and realized gains (losses). Our calculation of FFO differs slightly from NAREIT's definition of FFO because we exclude realized gains (losses). We believe the exclusion of realized gains (losses) is appropriate because these realized gains (losses) are not related to our real estate properties. Our presentation differs slightly in that we begin with net income (loss) before adjusting for amounts attributable to redeemable non-controlling interests in NHT and we show the combined amounts attributable to such non-controlling interests as an adjustment to arrive at FFO attributable to common shareholders.

AFFO makes certain adjustments to FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts FFO to remove items such as equity based compensation expense and the amortization of deferred financing costs incurred

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in connection with obtaining long-term debt financing, non-controlling interests (as described above) related to these items, and change in unrealized gains (losses). We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

We believe that the use of FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the three and nine months ended September 30, 2024 and 2023 (in thousands, except per share amounts):

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		For the Three Months Ended September 30,	For the Three Months Ended September 30,	For the Nine Months Ended September 30	For the Nine Months Ended September 30
		2024	2023	2024	2023	% Change (1)
Net income (loss)		$(15,420)	$(67,958)	$(47,490)	$(101,346)	N/M
Depreciation and amortization		4,510	3,820	11,408	10,928	4.4%
Realized (gains) losses		1	939	21,876	718	N/M
Impairment loss		6,134	—	6,134	—	—%
Adjustment for noncontrolling interests		3,065	—	4,331		—%
FFO		(1,710)	(63,199)	(3,741)	(89,700)	N/M
Distributions to preferred shareholders		(1,155)	(1,155)	(3,465)	(3,465)	—%
FFO attributable to common shareholders		(2,865)	(64,354)	(7,206)	(93,165)	N/M

FFO per share - basic		$(0.07)	$(1.73)	$(0.18)	$(2.51)	N/M
FFO per share - diluted		$(0.07)	$(1.71)	$(0.18)	$(2.48)	N/M

Equity-based compensation expense		414	477	2,193	913	N/M
Amortization of deferred financing costs - long term debt		(133)	(197)	(580)	(441)	31.5%
Change in unrealized (gains) losses		885	61,626	(2,251)	89,598	N/M
AFFO attributable to common shareholders		(1,699)	(2,448)	(7,844)	(3,095)	N/M

AFFO per share - basic		$(0.04)	$(0.07)	$(0.20)	$(0.08)	N/M
AFFO per share - diluted		$(0.04)	$(0.06)	$(0.19)	$(0.08)	N/M

Weighted average common shares outstanding - basic		40,786	37,187	39,662	37,177	6.7%
Weighted average common shares outstanding - diluted	(2)	42,221	37,790	40,872	37,575	8.8%

Dividends declared per common share		$0.15	$0.15	$0.45	$0.45	—%
Net income (loss) coverage	(3)	-2.52x	-12.18x	-2.66x	-6.06x	N/M
FFO Coverage - diluted	(3)	-0.47x	-11.40x	-0.4x	-5.51x	N/M
AFFO Coverage - diluted	(3)	-0.27x	-0.43x	-0.43x	-0.18x	N/M

(1) Represents the percentage change for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023.

(2) The Company uses actual diluted weighted average common shares outstanding when in a dilutive position for FFO and AFFO.

(3) Indicates coverage ratio of net income (loss)/FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

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The three months ended September 30, 2024 as compared to the three months ended September 30, 2023

FFO was $(1.7) million for the three months ended September 30, 2024, compared to $(63.2) million for the three months ended September 30, 2023, which was an increase of approximately $61.5 million. The change in our FFO between the three months ended September 30, 2024 and the three months ended September 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

AFFO was $(1.7) million for the three months ended September 30, 2024, compared to $(2.4) million for the three months ended September 30, 2023, which was an increase of approximately $0.7 million. The change in our AFFO between the three months ended September 30, 2024 and the three months ended September 30, 2023 primarily relates an increase in revenue from the NHT consolidation.

The nine months ended September 30, 2024 as compared to the nine months ended September 30, 2023

FFO was $(3.7) million for the nine months ended September 30, 2024, compared to $(89.7) million for the nine months ended September 30, 2023, which was an increase of approximately $86.0 million. The change in our FFO between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

AFFO was $(7.8) million for the nine months ended September 30, 2024, compared to $(3.1) million for the nine months ended September 30, 2023, which was a decrease of approximately $(4.7) million. The change in our AFFO between the nine months ended September 30, 2024 and the nine months ended September 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures including:

•	capital expenditures to continue the ongoing development of Cityplace Tower;

•	capital expenditures necessary to maintain the NHT hotel properties;

•	interest expense and scheduled principal payments on outstanding indebtedness (see “—Obligations and Commitments” below);

•	recurring maintenance necessary to maintain our properties;

•	distributions necessary to qualify for taxation as a REIT;

•	income taxes for taxable income generated by TRS entities;

•	acquisition of additional properties or investments;

•	advisory and administrative fees payable to our Adviser;

•	general and administrative expenses;

•	reimbursements to our Adviser; and

•	property management fees.

We expect to meet our short-term liquidity requirements generally through our investment income, existing cash balance and, if necessary, future debt or equity issuances. As of September 30, 2024, we had $8.5 million of cash available to meet our short-term liquidity requirements. As of September 30, 2024, we also had $34.9 million of restricted cash held

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in reserve by the lender on the Cityplace debt. These reserves include escrows for property taxes and insurance, reserves for tenant improvements as well as required excess collateral. As of September 30, 2024, we also had $0.5 million of restricted cash held in reserve by the lender on the NexBank Revolver. These reserves are to be used for future interest payments on the debt facility. As of September 30, 2024, we also had $9.3 million of restricted cash reserves associated with the NHT segment for brand-mandated Performance Improvement Plan (“PIPs”) and furniture, fixtures and equipment upgrades arising from the execution of the Company’s franchise agreement and future insurance and property tax expenses.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional properties, make additional accretive investments pursuant to our investment strategy, renovations and other capital expenditures to improve our properties and scheduled debt payments and distributions. We expect to meet our long-term liquidity requirements through various sources of capital, which may include a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property and non-real estate asset dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our ongoing renovation of Cityplace, our other properties will require periodic capital expenditures and renovation to remain competitive. We estimate an additional $190 million to $210 million of capital expenditures to complete the Cityplace renovation. Also, acquisitions, redevelopments, or expansions of our properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following September 30, 2024.

Cash Flows

The following table presents selected data from our consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 (in thousands):

	For the Nine Months Ended September 30
	2024	2023
Net cash used in operating activities	$(7,550)	$(18,474)
Net cash provided by investing activities	18,460	15,991
Net cash used in financing activities	(10,839)	(8,332)
Net decrease in cash, cash equivalents and restricted cash	71	(10,815)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$53,240	$37,834

Cash flows from operating activities. During the nine months ended September 30, 2024, net cash provided by (used in) operating activities was $(7.6) million, compared to net cash provided by operating activities of $(18.5) million for the nine months ended September 30, 2023. The change in cash flows from operating activities was mainly attributable to a decrease in income taxes payable, life settlement premiums and accounts payable.

Cash flows from investing activities. During the nine months ended September 30, 2024, net cash provided by investing activities was $18.5 million, compared to net cash provided by investing activities of $16.0 million for the nine

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months ended September 30, 2023. The change in cash flows from investing activities was mainly due to the net cash acquired from the NHT Acquisition during the period.

Cash flows from financing activities. During the nine months ended September 30, 2024, net cash used in financing activities was $(10.8) million, compared to net cash used in financing activities of $(8.3) million for the nine months ended September 30, 2023. The change in cash flows from financing activities was due to a decrease in proceeds received from credit facilities, which was partially offset by a decrease in cash payments for dividends to common shareholders.

Debt

Mortgage Debt

As of September 30, 2024, our consolidated subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $140.5 million at a weighted average interest rate of 8.28%. See Note 6 to our consolidated financial statements for additional information.

We intend to invest in additional real estate investments as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common shares or other securities or investment and property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common shares or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovation and development programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Cityplace Debt

On May 8, 2023, we received lender consent to defer the maturity of the Cityplace debt to September 8, 2023. Also on May 8, 2023, the parties to the loan agreement agreed to convert the index upon which the interest rate is based to one-month SOFR effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 8, 2025. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility ("Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and increased the credit limit to $20 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. As of September 30, 2024, the Credit Facility bore interest at the one-month SOFR plus 4.25%. During the nine months ended September 30, 2024, the Company paid down $6.0 million on the Credit Facility. As of September 30, 2024, the Credit Facility had an outstanding balance of $14.0 million. For additional information regarding our Credit Facility, see Note 6 to our consolidated financial statements.

The Credit Facility will mature on October 7, 2025 and is subject to monthly amortization payments through the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

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Revolving Credit Facility

On May 22, 2023, the Company entered into the revolving credit facility with NexBank (the "NexBank Revolver"), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million, and with the option to extend the maturity two times by six months. As of September 30, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on November 21, 2024, with the option to extend the maturity one time by six months. On May 21, 2024, the Company elected to use one of the two extension options to extend the maturity by six months to November 21, 2024. In order to extend the debt, the Company must give at the latest, a 60 day notice to the lender, as well as fund the interest reserve account up to a six-month reserve. As of September 30, 2024, the NexBank Revolver had an outstanding balance of $17.9 million. As of September 30, 2024, the Company held $0.5 million in restricted cash in the interest reserve account.

Notes Payable, Freedom LHV

On August 2, 2024, the Company, through Freedom LHV, LLC (“Freedom LHV”), an indirect subsidiary of the Company, borrowed approximately $10.0 million from The Ohio State Life Insurance Company, an entity that has common ownership with the Adviser. Due to the recently transacted nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual fixed rate of 10.0% and matures on August 2, 2029. The debt is secured by certain real property held by Freedom LHV and is guaranteed by the Company.

Notes Payable, NHT Segment

On February 28, 2019, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $59.4 million Note A loan (the “Note A Loan”) and a $28.6 million Note B loan (the “Note B Loan”) with ACORE. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and matures on March 1, 2025. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and matures on March 1, 2025. As of September 30, 2024, the Note A Loan and Note B Loan had an outstanding balance of $50.2 million and $24.2 million and effective interest rates of 7.34% and 11.75%, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $39.3 million loan (the “PC & B Loan”) with AREEIF Lender, LLC and matures on February 5, 2025. The outstanding balance on the PC & B Loan at September 30, 2024 was $37.6 million, with $2.2 million available to draw on for renovation purposes as of September 30, 2024.

The PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require NHT to comply with affirmative and negative covenants. As of September 30, 2024, NHT is in compliance with all debt covenants.

The NHT OP also entered into several convertible notes with affiliates of the NHT Adviser since January 8, 2019. The fixed rate notes have rates ranging from 1.82% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature in 20 years from their date of issuance. As of September 30, 2024, the net carrying amount of the convertible notes due to affiliates of the NHT Adviser was $50.2 million.

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Obligations, Commitments and Investment Opportunities

The following table summarizes our contractual obligations and commitments as of September 30, 2024 for the next five calendar years subsequent to September 30, 2024.

	Payments Due by Period (in thousands)
	Total		2024	2025	2026	2027	2028	Thereafter
Property Level Debt
Principal payments	$275,742		$—	$265,742	$—	$—	$—	$10,000
Interest expense	14,404		5,597	5,218	1,000	1,000	1,000	589
Total	$290,146		$5,597	$270,960	$1,000	$1,000	$1,000	$10,589

Prime Brokerage Borrowing
Principal payments	$1,412		$—	$—	$—	$—	$—	$1,412	(1)
Interest expense	320		19	75	75	75	75	—	(1)
Total	$1,732		$19	$75	$75	$75	$75	$1,412

Preferred Shares
Dividend payments	N/A	(2)	$1,155	$4,620	$4,620	$4,620	$4,620	N/A	(2)

Credit Facility
Principal payments	$90,176		$17,897	$14,000	$—	$20,500	$—	$37,779
Interest expense	28,820		1,187	3,561	2,547	1,580	1,420	18,524
Total	$118,995		$19,084	$17,561	$2,547	$22,080	$1,420	$56,303

Total contractual obligations and commitments	$410,873		$25,855	$293,217	$8,242	$27,776	$7,115	$68,303

(1)	Assumes no additional borrowings or repayments. The Prime Brokerage (as defined below) balance has no stated maturity date.
(2)	The Series A Preferred Shares are perpetual.

NXDT Advisory Agreement

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser the Fees, which includes the Advisory Fee equal to 1.00% of Managed Assets and the Administrative Fee equal to 0.20% of the Company’s Managed Assets. The Advisory Agreement provides that the Administrative Fees shall be paid in cash and the monthly installment of the Advisory Fees shall be paid one-half in cash and one-half in common shares of the Company, subject to certain restrictions. For additional information, see Note 14 to our consolidated financial statements.

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees

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incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

As of September 30, 2024, a total of $3.1 million in Fees to the Adviser have been waived to comply with the Expense Cap. For the three and nine ended September 30, 2024, the Company expensed $4.0 million and $10.7 million, respectively, related to the Fees. Of this $4.0 million, $1.3 million is related to shares that were, or is expected to be issued in lieu of cash, and $2.7 million that was, or is expected to be paid in cash. Of this $10.7 million, $4.0 million is related to shares that were, or are expected to be issued in lieu of cash, and $6.7 million that was, or is expected to be paid in cash.

NHT Advisory Agreement

As consideration for the NHT Adviser’s services under the NHT Advisory Agreement, we pay the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value. Pursuant to the terms of the NHT Advisory Agreement, NHT will reimburse the NHT Adviser for all documented Operating Expenses and offering expenses it incurs on behalf of NHT. Expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of the REIT Asset Value for the calendar year (or part thereof). The NHT Expense Cap does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside NHT’s ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From April 19, 2024 to September 30, 2024, NHT incurred expenses subject to the NHT Expense Cap of $2.1 million.

NHT and/or the NHT OP may elect to acquire all of the outstanding and issued equity interests of the NHT Adviser (the “Internalization”) by exercising its rights, in its sole discretion, under the NHT Advisory Agreement (subject to certain terms and conditions) to effect the Internalization. NHT will pay the NHT Adviser a fee equal to three times the prior 12 months’ advisory fee as consideration for an Internalization (the “Internalization Fee”). The Internalization Fee is limited to 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date of the Internalization. The Internalization has not occurred as of September 30, 2024.

Alewife Holdings Loan

On May 10, 2024, the Company, through the OP, NREF OP IV, L.P (“NREF OP IV”), a subsidiary of NREF, an entity that is managed by an affiliate of the Adviser, and The Ohio State Life Insurance Company (“OSL”), an entity that has common ownership with the Adviser, entered into an Assignment and Assumption and Co-Lender Agreement, pursuant to which NREF OP IV assigned the right to fund up to 9% of a loan (the “Alewife Loan”) to be made to IQHQ-Alewife Holdings, LLC (“Alewife Holdings”) to the OP and allocated the right to fund up to 9% of the Alewife Loan to OSL. Upon receipt of a draw request, the OP would have the right to elect to fund an amount equal or greater than zero and up to (i) 9% of the total amount of all advances previously made under the loan plus the amount of the then current borrowing, (ii) less the total amount of advances previously made by the OP. NREF OP IV would be required to fund any amounts not funded by OSL and the OP. At any time that the OP has funded less than 9% of all advances made under the Alewife Loan, the OP shall have the option upon notice to NREF OP IV to pay to NREF OP IV any amount of such unfunded amount. Upon such payment, the OP would become entitled to all interest and fees accrued on the amount paid to NREF OP IV on and after the date of such payment.

IQHQ Promissory Note and Warrant

On May 23, 2024, NexPoint Bridge Investor I, LLC (“Bridge Investor I”), an entity owned by an affiliate of the Adviser, entered into a Secured Convertible Promissory Note and Warrant Purchase Agreement (“Purchase Agreement”) whereby IQHQ, LP issued and sold to Bridge Investor I Secured Convertible Promissory Note (the “IQHQ Promissory Note”) with a purchase commitment of $150 million. The IQHQ Promissory Note bears interest at 16.5%, which is payable

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in kind, and matures on May 23, 2025, which may be extended up to two times for a period of six months after each extension at the option of IQHQ, LP upon payment of an extension fee. The IQHQ Promissory Note will automatically convert into Series E preferred stock of IQHQ, Inc. upon a Qualified Equity Financing (as defined in the IQHQ Promissory Note). In accordance with the Purchase Agreement, IQHQ Holdings, LP (“IQHQ Holdings”) also issued and sold a corresponding warrant to Bridge Investor I to purchase Class A-3 Units of IQHQ Holdings (the “IQHQ Warrant”). The IQHQ Warrant entitles the holder to purchase, at an exercise price of $0.01, Class A-3 Units of IQHQ Holdings representing up to 6.25% of the fully diluted and outstanding common equity of IQHQ Holdings if the IQHQ Promissory Note is fully funded. The IQHQ Warrant is exercisable, in whole or in part, at any time, and expires on May 23, 2034, unless there is an earlier change of control, initial public offering or liquidation. The OP and certain entities advised by affiliates of our Adviser (the “IQHQ Participating Purchasers”) own common equity in IQHQ Holdings and/or IQHQ LP and NREF owns Series D-1 preferred stock in IQHQ, Inc., which is the limited partner in IQHQ, LP.

In connection with the Purchase Agreement, the OP, NREF, through certain subsidiaries, and the IQHQ Participating Purchasers entered into a participation rights agreement with Bridge Investor I pursuant to which the OP and the IQHQ Participating Purchasers have a right to fund up to specified amounts of the IQHQ Promissory Note and IQHQ Warrant. Upon receipt of a draw request, each IQHQ Participating Purchaser will have the right to elect to fund an amount equal or greater than zero up to their respective preemptive right under the IQHQ Holdings or IQHQ LP organizational documents less the total amount of advances previously made by such IQHQ Participating Purchaser. Upon receipt of a draw request, the OP will also have the right to elect to fund an amount equal or greater than zero up to 50% of the total requested amount that is not funded by the IQHQ Participating Purchasers. NREF would be required to fund any amounts not funded by the IQHQ Participating Purchasers and the OP. At any time that the IQHQ Participating Purchasers have funded less than their respective participation amounts, the IQHQ Participating Purchasers have the option to pay NREF or the OP (to the extent it has funded) any amount of such unfunded amount. Upon such payment, the IQHQ Participating Purchaser would become entitled to all interest accrued on the amounts paid to NREF or the OP, if applicable, on and after the date of such payment. A portion of the IQHQ Warrant is allocated in accordance with the pro rata funding of the IQHQ Promissory Note. As of the date hereof, the OP has not funded any amounts.

Income Taxes

I.Canadian mutual fund status

NHT is a mutual fund trust pursuant to the Tax Act. Under current tax legislation, a mutual fund trust that is not a SIFT pursuant to the Tax Act is entitled to deduct distributions of taxable income such that it is not liable to pay Canadian income taxes provided that its taxable income is fully distributed to unitholders. NHT intends to qualify as a mutual fund trust that is not a SIFT and to make distributions not less than the amount necessary to ensure that NHT will not be liable to pay Canadian income taxes.

II.U.S REIT Status

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. However, we can give no assurance that we will maintain REIT qualification. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual “REIT taxable income”, as defined by the Code, to stockholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company has recorded a current income tax expense of $1.0 million associated with the TRSs for the three months ended September 30, 2024, which is largely driven by income from the Company’s legacy CLO investments and investments in debt instruments not secured by mortgages on real property. The tax expense is decreased by the annual change in valuation allowance on a deferred tax asset of $0.2 million for a net expense of $0.8 million for the three months ended September 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

If we fail to qualify as a REIT in any taxable year, we could be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income (loss) and net cash available for distribution to stockholders. Unless we were entitled to relief under certain

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Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT. As of September 30, 2024, we believe we are in compliance with all applicable REIT requirements.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50% probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. As of September 30, 2024 and to our knowledge, we have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of September 30, 2024. We and our subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our Consolidated Statements of Operations and Comprehensive Income (Loss).

Dividends

We intend to make regular quarterly dividend payments to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common shares out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per common share, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, investments held through our TRSs, book/tax differences on income derived from partnerships, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared a dividend on our common shares of $0.15 per share which was paid on September 30, 2024 to shareholders of record on August 15, 2024. Our Board declared a dividend on our Series A Preferred Shares of $0.34375 per share which was paid on September 30, 2024, to shareholders of record on September 23, 2024. We expect that dividends on our common shares, when, if and as declared by our Board, will be declared on a quarterly basis.

The purpose of paying the elective stock dividend partially in shares and partially in cash is to conserve cash for additional investments at the Company. The Company may revert to paying the dividend solely in cash at some point in the future when cash flow from operations supports such a cash dividend. However, there can be no assurance that cash flow from operations will be able to support a cash dividend in the future.

Off-Balance Sheet Arrangements

As of September 30, 2024, we had the following off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Commitments

The Company is the guarantor on three secured loans to, and dividend payments with respect to Series D Preferred Stock of NSP, an affiliate of the Adviser, with the secured loans having an aggregate principal amount of approximately $536.7 million outstanding as of September 30, 2024. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 14 to our consolidated financial statements for additional information.

The Company is also the guarantor on two pools of loans of SAFStor, Inc. ("SAFStor"), an entity that NSP acquired 100% of the equity interest of on December 8, 2022. The Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined below) arising out or in connection with certain bad acts. The Company also guarantees the full payment of the debt, upon the occurrence of any Springing Recourse Events (as defined below). As of September 30, 2024 the outstanding balance of the pools of guaranties is $245.2 million. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 14 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $74.4 million as of September 30, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $140.5 million as of September 30, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of September 30, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our unaudited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management’s historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required.

See Note 3 to our consolidated financial statements, “Summary of Significant Accounting Policies”, for further discussion of our accounting estimates and policies.

Valuation of Level 3 Fair Valued Investments

As of September 30, 2024, approximately 42.0% of the total assets owned by the Company are comprised of fair valued level 3 investments. The Company elected the fair-value option in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-10. On an annual basis, the Company hires independent third-party valuation firms to provide updated fair values for subsequent measurement absent a readily available market price. The valuation is determined using widely accepted valuation techniques. See Note 9 to our consolidated financial statements, “Fair Value of Derivatives and Financial Instruments”, for further discussion of our valuation techniques of level 3 investments. The necessary inputs for these valuations includes a variety of valuation techniques and unobservable inputs. These inputs are subject to assumptions and estimates. As a result, the determination of fair value is uncertain because it involves subjective judgments and estimates that are unobservable. For the three and nine months ended September 30, 2024, the unrealized gains (loss) related to the change in fair value of level 3 investments

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is $(16.4) million and $2.2 million, respectively. See Note 9 to our consolidated financial statements for additional disclosures regarding the valuation of level 3 fair valued investments.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs (“total consideration”) are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, Business Combinations. Acquisition costs related to asset acquisitions are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820 (see Note 9 to our consolidated financial statements), is based on management’s estimate of the property’s “as-if” vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Impairment

Real estate assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment. For the three and nine months ended September 30, 2024, the Company recorded approximately $1.0 million of impairment charges on real estate assets held and used, which are included in Impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company did not record any impairment charges for the three and nine months ended September 30, 2023.

Held for Sale

The Company periodically classifies real estate assets as held for sale when certain criteria are met in accordance with U.S. GAAP. At that time, the Company presents the net real estate assets and the liabilities associated with the real estate held for sale separately in its consolidated balance sheet, and the Company ceases recording depreciation and amortization expense related to that property. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. As of September 30, 2024 and December 31, 2023, there were one and zero properties classified as held for sale, respectively. In addition to the net real estate assets, the consolidated balance sheets also includes approximately $0.05 million and $0 million of accounts receivable and prepaid and other assets, and approximately $0.4 million and $0 million of accounts payable, real estate taxes payable, security deposits, prepaid rents, and other accrued liabilities related to assets held for sale as of September 30, 2024 and December 31, 2023, respectively. For the three and nine months ended September 30, 2024, the Company recorded approximately $5.1 million of losses on real estate held for sale, which are included in Impairment loss on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company did not record any losses for the three and nine months ended September 30, 2023.

Inflation

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. Our lease terms are generally for a period of one year or more and rental rates reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. The Federal Reserve has raised interest rates to combat inflation and restore price stability. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges.

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Inflation has had a significant impact in the regions in which the NHT segment holds properties, causing a decrease in the willingness of the general population to travel and reduced occupancy, the effect of which may continue to impact NHT’s operations.

Implications of being a Smaller Reporting Company

As of September 30, 2024, we are a "smaller reporting company" as defined in the Exchange Act, and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of September 30, 2024, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2024, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 1A. Risk Factors

Other than as set forth below, there have been no material changes to the risk factors previously disclosed under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 14, 2024.

NHT is not a wholly owned subsidiary of the Company and NHT can change its financing strategy or leverage policies without consent of its unitholders, including the Company.

As a result of the NHT Acquisition, as of April 19, 2024, the Company owned 53.65% of the outstanding NHT Units and was determined to hold the controlling financial interest in NHT and consolidates NHT under applicable accounting rules.

Currently, NHT is governed by a board of trustees that is separate from the Company’s Board of Trustees and the day-to-day operations of NHT are conducted by Aimbridge Hospitality Holdings, LLC (the “Manager”), subject to oversight of the NHT board of trustees and the NHT Adviser. None of the foregoing are required to consult or receive consent of the NHT unitholders, including the Company, before changing NHT’s financing strategy or leverage policies with respect to originations, growth, operation, capitalization and distributions, which could result in an investment portfolio with a different risk profile than that of the Company’s existing investment portfolio or of a portfolio comprised of NHT’s target investments.

As a unitholder in NHT, the Company generally has the ability to exercise rights of a unitholder to change the members of the board of trustees so as to affect changes at the management and operational level, however, the ability of the Company to affect changes at NHT’s management and operational level could require significant costs and resources and be limited because NHT is listed on the TSXV. In order to change the members of NHT’s board of trustees, the Company would have to exercise its rights as unitholder to call a special meeting, remove the existing trustees and nominate and elect new trustees in compliance with NHT’s organizational documents. Because NHT is listed on the TSXV, there would also be filings and mailings to all unitholders required in connection with a special meeting of NHT and the nominees for trustee would need to comply with TSXV listing requirements, including independence standards, that may limit the Company’s ability to actual affect changes at NHT’s management and operational level.

NHT is also externally managed by the NHT Adviser pursuant to the NHT Advisory Agreement, which can only be terminated by NHT (i) upon a breach of the NHT Advisory Agreement by the NHT Adviser, after 60 days' written notice without payment of a termination fee (provided that no such notice shall be required in the event of fraud, misappropriation of funds, gross negligence, general assignment for the benefit of creditors or bankruptcy of the NHT Adviser), (ii) upon a "Cause Event" (as defined in the NHT Advisory Agreement) or (iii) for convenience on 180 days' written notice. In the event of termination for convenience or non-renewal of the NHT Advisory Agreement, the NHT Adviser will be entitled to compensation equal to three times the advisory fee, paid to the NHT Adviser over the last 12 months subject to a cap at 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date the NHT Advisory Agreement is terminated.

NHT relies on the NHT Adviser’s expertise in identifying acquisition opportunities, transaction execution, administrative services and asset management and hotel operations management capabilities. Consequently, NHT’s ability to achieve its investment objectives depends in large part on the NHT Adviser and its ability to advise NHT. This means that NHT’s investments are dependent upon the NHT Adviser’s business contacts within the U.S. lodging sector, its ability to successfully hire, train, supervise and manage personnel that have strong knowledge of real estate and the hotel industry in particular and its ability to operate its business in a manner that supports NHT. If NHT were to lose the services provided by the Adviser or its key personnel or if the NHT Adviser or Manager fails to perform its obligations under its agreements with NHT, NHT’s investments and growth prospects may decline, and, as a result of the accounting

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requirement that the Company consolidate NHT as of April 19, 2024, the Company’s investments and growth prospects may also decline.

In addition, for NHT to qualify as a real estate investment trust for U.S. federal income tax purposes, it is not permitted to operate or manage any of the hotel properties. As a result, certain of NHT’s TRSs have entered into hotel management agreements with the Manager to operate the hotel properties. For this reason, NHT is unable to directly implement strategic business decisions with respect to the daily operation and marketing of the hotel properties, such as decisions with respect to the setting of room rates, food and beverage pricing, and certain similar matters. Although NHT consults with the Manager with respect to strategic business plans, the Manager is under no obligation to implement any of NHT’s recommendations with respect to these matters.

Changes in NHT’s investment strategy or guidelines, financing strategy or leverage policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions could adversely affect NHT’s business, results of operations and financial conditions and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition. Further, the ability of the Company to affect changes at NHT’s management and operational level are limited by TSXV listing requirements and existing agreements with the NHT Adviser and the Manager that could require significant resources and costs to change.

Risk Factors Related to the Hotel and Lodging Industry

The Company’s hotel properties may be adversely affected by various risks common to the hospitality and lodging industry.

All real property investments are subject to a degree of risk and uncertainty and are affected by various factors, including general economic conditions and local real estate markets. The business of the NHT segment may be adversely affected by various operating risks common to the hotel industry, including competition; over-building; dependence on business travel and tourism; changes in taxes and governmental regulations that influence or set wages, prices or interest rates; availability and cost of capital necessary to fund investments, capital expenditures and service interest, principal or other debt obligations; changes in operating costs, shortages of labor, risks of unionization of labor, increases in the costs of food and liquor; receipt and/or maintenance of licenses and permits with local authorities; relationships with brand franchisors; the ability of other lodging alternatives to attract and retain customers; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, and building structure and building system, health, or hygiene issues rendering properties uninhabitable on a temporary or long term basis. Any of these factors could limit or reduce the prices charged for NHT's products or services and, as a result, any of these factors can reduce NHT's profits and limit opportunities for growth. A decrease in NHT’s profitability could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The hotel industry is cyclical and changes in economic conditions, consumer behavior and the travel and tourism industries may impact the demand for the Company’s hotel properties.

The hotel industry is cyclical. Macroeconomic and other factors beyond NHT’s control can reduce demand for lodging products and services, including demand for rooms at properties owned and managed by the Company. These factors include changes and volatility in general economic conditions, including: the severity and duration of any downturn in the U.S. or global economy and financial markets; changes in the desirability of particular locations or travel patterns of customers; decreased corporate budgets and spending; low consumer confidence; depressed housing prices; financial condition of the airline and other transportation-related industries and its impact on travel; oil prices and travel costs; and cyclical over-building in the hotel ownership industry. These factors can adversely affect individual properties, particular regions or the NHT segment’s business as a whole. Any one or more of these factors could limit or reduce the demand, or the rates NHT’s properties are able to charge for rooms or services or the prices at which NHT is able to sell any hotel property, which could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

Advances in technology and the growing use of online travel agencies may lead to increased costs and competition and lead to changes in consumer behavior.

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The hotel industry may be affected by advances in technology. Consumers’ growing use of internet travel intermediaries (“OTAs”) and alternative lodging marketplaces may adversely affect NHT’s profitability. NHT’s hotel guest rooms may be booked through OTAs such as Expedia.com, Travelocity.com, Hotels.com, etc. As guest bookings through OTAs increase, these intermediaries may be able to obtain higher commissions, reduced room rates and other significant contract concessions from the Company. Moreover, OTAs attempt to influence consumer choice behavior by increasing the visibility and importance of price, reviews and general indicators of quality (descriptors such as “four-star lakeside hotel”) at the expense of brand identification on their websites and mobile applications. OTAs attract consumers by offering innovation, ease of use platforms, multiple travel products, membership programs, the ability to package travel products across different suppliers (such as car rental, guest room booking, activities tickets etc.) in one transaction, and other marketing techniques. OTAs hope that consumers will eventually develop loyalties to their online reservation system rather than to the brands under which hotel properties are franchised. The increasing reliance of consumers on online intermediaries and the continued expansion in technologies may negatively impact the strength of NHT’s partner brands, traditional distribution platforms and profit margins.

Advances in technology have made alternative lodging accommodations a direct source of competition to the hotel industry. Alternative lodging marketplaces, such as Airbnb and VRBO, operate websites and mobile applications that market available furnished, privately-owned residential properties, including homes, condominiums and vacation homes, that can be rented on a nightly, weekly or monthly basis. The influx of these lodging accommodations traditionally not available to consumers and the increased acceptance of these options by consumers may lead to a reduction in demand for conventional hotel guest rooms and to an increase in supply of lodging alternatives. If the use of alternative lodging marketplaces significantly increases, particularly among NHT’s key customer and location segments, its profitability may be adversely affected, which could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The NHT segment faces competition from other hotels and alternative lodging providers within the immediate vicinity of and in the broader geographic region where NHT’s hotels may be located.

The lodging sector is highly competitive. NHT faces competition from a number of sources, including from Airbnb and from other hotels located in the immediate vicinity of and in the broader geographic areas where NHT’s hotels are and may be located. NHT’s hotel properties compete on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. NHT also faces competition from alternative lodging options such as Airbnb that have and may continue to add guest accommodations that compete with hotel inventory. OTAs may capture a greater share of guest bookings, which would have a negative impact on the strength of brands and their distribution platforms, while also adding to NHT’s expenses in the form of fees to the OTAs. Such competition may reduce occupancy rates and revenues of NHT and could have an adverse effect on the Company’s business, cash flows, financial condition and results of operations. Increases in the cost to NHT of acquiring hotel properties may adversely affect the ability of NHT to acquire such properties on favorable terms and may otherwise have an adverse effect on the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The hotel industry is subject to seasonal changes, which may cause fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels.

The seasonality of the hotel industry could have a material adverse effect on NHT. The hotel industry is seasonal in nature, which can be expected to cause quarterly fluctuations in revenues. NHT’s earnings may be adversely affected by factors outside NHT’s control, including weather conditions and poor economic factors in certain markets in which NHT operates. This seasonality can be expected to cause periodic fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels. NHT can provide no assurances that cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. A decrease in cash flows in the NHT segment could adversely affect NHT’s results of operations and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

Risk Factors Related to the Business of NHT

All of the hotels owned by NHT are operated pursuant to franchise agreements with nationally recognized hotel brands and changes in the market perception of such brands may impact the desirability of NHT’s hotels to consumers.

The NHT segment operates all of its hotels pursuant to franchise or license agreements with nationally recognized hotel brands. NHT’s management believes that building brand value is critical to increased demand and the strengthening

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of customer loyalty. All of the hotels in the NHT segment utilize brands owned by Hilton, Marriott or Hyatt. Consequently, if market recognition or the positive perception of Hilton, Marriott or Hyatt is reduced or compromised, the goodwill associated with the Hilton, Marriott or Hyatt-branded hotels in the NHT Portfolio may be adversely affected. Franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of NHT’s hotels in order to maintain uniformity within the franchisor system. NHT may be required to incur costs to comply with these standards and these standards could potentially conflict with NHT’s ability to create specific business plans tailored to each property and to each market. Failure to comply with these brand standards may result in termination of the applicable franchise or license agreement. Upon any such termination, NHT would be required to rebrand the hotel, which could result in substantial relicensing or rebranding costs, a decline in the value of the hotel, the loss of marketing support and participation in guest loyalty programs, and harm NHT’s relationship with the franchisor, impeding NHT’s ability to operate other hotels under the same brand. If any of the foregoing were to occur, it could have a material adverse effect on NHT and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

As part of its hotel business, NHT and its franchise partners are required to collect and maintain certain information about hotel employees and customers, which subjects us to risks associated with cybersecurity breaches and compliance with privacy regulations.

NHT, through the independent contractors affiliated with the Manager, and its franchise partners are required to collect and maintain personal information about hotel employees and, through third-party providers, collect information about customers in connection with the processing of credit and debt transactions and as part of certain of NHT’s marketing programs. The collection and use of such information is regulated in the U.S. at the federal and state levels and in Canada at the federal and provincial levels, and the regulatory environment in these and other jurisdictions related to information security and privacy is increasingly demanding. At the same time, NHT will rely increasingly on cloud computing and other technologies that result in third parties holding customer or hotel employee information on NHT’s behalf. If the security of NHT’s, its franchise partners’ or third party providers’ information systems used to store or process such information is compromised, or if NHT or such third parties otherwise fail to comply with applicable laws and regulations, NHT or its franchise partners could face litigation and the imposition of penalties that could adversely affect NHT’s financial performance and the Company’s results of operations and financial conditions. The brand reputations of NHT’s franchise partners could also be adversely affected from these types of security breaches or regulatory violations, which could impair revenues or the ability to attract and retain qualified hotel personnel.

Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. The security measures put in place by NHT or its franchise partners cannot provide absolute security, and NHT and its franchise partners’ information technology infrastructure may be vulnerable to similar or other criminal cyber-attacks or data security incidents, including, ransom of data, such as, without limitation, resident and/or employee information, due to employee error, malfeasance, or other vulnerabilities. Any such incident could compromise NHT’s or such franchise partner’s networks, and the information stored by NHT or such franchise partner could be accessed, misused, publicly disclosed, corrupted, lost, or stolen, resulting in fraud, including wire fraud related to NHT’s assets, or other harm. Moreover, if a data security incident or breach affects NHT’s systems or such franchise partner’s systems or results in the unauthorized release of personally identifiable information, NHT’s or such franchise partner’s reputation and brand could be materially damaged and NHT may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with such franchise partners or such franchise partner’s financial condition, may not allow NHT to recover all costs related to a cyber breach for which they alone or they and NHT should be jointly responsible for, which could result in a material adverse effect on NHT’s business, results of operations and financial condition and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

In the future, the Company and its franchise partners may expend additional resources to continue to enhance information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that NHT or its franchise partners will not suffer a data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on NHT’s systems or the systems of its franchise partners, or that any such incident will be discovered in a timely manner. Further, the techniques used by criminals to obtain unauthorized access to sensitive data, such as phishing and other forms of human engineering, are increasing in sophistication and are often novel or change frequently; accordingly, NHT and its franchise partners may be unable to anticipate these techniques or implement adequate preventative measures.

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Fixed Costs and Capital Expenditures

As a matter of conducting business in the ordinary course, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made throughout the period of ownership of real property regardless of whether a property is producing sufficient income to pay such expenses. In order to retain desirable hotel destinations and to generate adequate revenue over the long term, NHT must maintain or, in some cases, improve a property’s condition to meet market demand. These maintenance and improvement costs may be significant and may be costs NHT is unable to pass on to its hotel guests. NHT is also subject to utility and property tax risk relating to increased costs that NHT may experience as a result of higher resource prices as well as its exposure to significant increases in property taxes. There is a risk that property taxes may be raised as a result of revaluations of properties and their adherent tax rates. In some instances, enhancements to properties may result in significant increases in property assessments following a revaluation. Additionally, utility expenses, mainly consisting of natural gas and electricity service charges, have previously been subject to considerable price fluctuations. NHT may incur general liability related to guests on its properties for which it is found negligent, or for claims that are otherwise not fully covered by insurance. Any significant increase in these resource costs may have an adverse effect on NHT’s business, cash flows, financial condition, and results of operations and ability to make distributions to NHT’s unitholders, and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s cash flow results of operations and financial condition.

Litigation Risks

In the normal course of NHT’s operations, whether directly or indirectly, it may become involved in, named as a party to, or the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions relating to personal injuries, property damage, property taxes, land rights, the environment, and contract disputes. The outcome with respect to outstanding, pending, or future proceedings cannot be predicted with certainty and may be determined in a manner adverse to NHT and, as a result, could have a material adverse effect on NHT’s assets, liabilities, business, financial condition, and results of operations. Even if NHT prevails in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from NHT’s business operations, which could have a material adverse effect on NHT’s business, cash flows, financial condition, and results of operations, and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s cash flow results of operations and financial condition.

Litigation at the Property Level

The acquisition, ownership, and disposition of real property carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by NHT or its subsidiaries in relation to activities that took place prior to NHT’s acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of NHT’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue NHT under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

Limitations on Sale

NHT may be required to expend funds to correct defects or to make improvements before a property can be sold. No assurance can be given that NHT will have funds available to correct such defects or to make such improvements. In acquiring a property, NHT may agree to lock-out provisions that materially restrict it from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property or debt or other contracts that are not prepayable or terminable and must be assumed by a buyer. These provisions would restrict NHT’s ability to sell a property. These factors and any others that would impede NHT’s ability to respond to adverse changes in the performance of its properties could significantly affect NHT’s financial condition and operating results and decrease the amount of cash available for distribution to NHT’s unitholders. Additionally, franchisors need to approve replacement franchisees upon a sale and there is no assurance NHT will be able to locate buyers who are approved franchisees.

Tax-Related Risk Factors

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Canadian Tax Risks

a

.NHT’s taxable status on its worldwide income in both Canada and the U.S. could affect the amount of funds it has available for distribution — NHT is resident in Canada for purposes of the Tax Act and is treated as a domestic corporation in the U.S. under the Code. As a result, NHT is generally taxable on its worldwide income in both Canada and the U.S. However, in both jurisdictions, NHT generally will not be subject to tax on the portion of its income that it distributes to its unitholder (subject to certain limitations and exceptions). Management of the Company is of the view that the status of NHT as taxable in both Canada and the U.S. is not likely to give rise to any material adverse consequences in the future as it is not anticipated that NHT will be subject to material income tax in either Canada or the U.S. Nevertheless, NHT’s status as taxable on its worldwide income in both Canada and the U.S. could, in certain circumstances, have a material adverse effect on the Company and investors. As a result of NHT being resident in both Canada and the U.S., withholding taxes of both Canada and the U.S. will be relevant to distributions by NHT and could result in double taxation to certain investors in NHT and other consequences.

b.

There can be no assurance that Canadian federal income tax laws respecting mutual fund trusts will not be changed in a way that adversely affects NHT — NHT intends to qualify as a “unit trust” and a “mutual fund trust” for purposes of the Tax Act. There can be no assurance that Canadian federal income tax laws and the administrative policies and practices of the Canada Revenue Agency ("CRA") respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects NHT and the Company. Should NHT cease to qualify as a mutual fund trust under the Tax Act, current Canadian income tax considerations could be materially and adversely different in certain respects.

c.

If the rules applicable to SIFTS were to apply to NHT, they could affect the amount of funds available to NHT for distribution — The rules applicable to SIFTs (the “SIFT Rules”) will apply to a trust that is a SIFT. NHT will not be considered to be a SIFT in respect of a particular taxable year and, accordingly, will not be subject to the SIFT Rules in that year, if it does not own any non-portfolio property and does not carry on business in Canada in that year. NHT has not and does not currently intend to own any non-portfolio property nor carry on a business in Canada.

If the SIFT Rules were to apply to NHT, they could adversely affect the marketability of investments in NHT, and the amount of cash available for distribution and the after-tax return to investors in NHT (including the Company).

d.

NHT may realize foreign accrual property income for purposes of the Tax Act — Any foreign actual property income (“FAPI”) earned directly or indirectly by any controlled foreign affiliate of NHT must be included in computing the income of NHT for the fiscal year of NHT in which the taxation year of such controlled foreign affiliate ends (including in accordance with the stub-period FAPI rules), subject to a deduction for grossed-up foreign actual tax (“FAT”) as computed in accordance with the Tax Act. It is not anticipated that the deduction for grossed-up FAT will materially offset any FAPI realized by NHT, and accordingly, any FAPI realized generally will increase the allocation of income by NHT to investors. In addition, as FAPI generally must be computed in accordance with Part I of the Tax Act as though the controlled foreign affiliate were a resident of Canada (subject to the detailed rules contained in the Tax Act), income or transactions may be taxed differently under foreign tax rules as compared to the FAPI rules and, accordingly, may result in additional income being allocated to investors. For example, certain transactions that do not give rise to taxable income under the Code may still give rise to FAPI for purposes of the Tax Act. If the rules applicable to SIFTS were to apply to NHT, they could affect the amount of funds available to NHT for distribution. The rules applicable to SIFTs (the “SIFT Rules”) will apply to a trust that is a SIFT. NHT will not be considered to be a SIFT in respect of a particular taxable year and, accordingly, will not be subject to the SIFT Rules in that year, if it does not own any non-portfolio property and does not carry on business in Canada in that year. NHT has not and does not currently intend to own any non-portfolio property nor carry on a business in Canada.

e.

Canadian withholding tax may apply to non-Canadian Investors — The Tax Act may impose additional withholding or other taxes on distributions made by NHT to investors in NHT (including the Company) who are non-residents of Canada for the purposes of the Tax Act. These taxes and any reduction thereof under a tax treaty between Canada and another country may change from time to time.

f.

Income or gains may be realized by NHT as a result of currency fluctuations — For purposes of the Tax Act, NHT generally is required to compute its Canadian tax results, including any FAPI earned, using Canadian

82

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currency. Where an amount that is relevant in computing a taxpayer’s Canadian tax results is expressed in a currency other than Canadian currency, such amount must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, NHT may realize gains and losses for tax purposes and FAPI by virtue of the fluctuation of the value of foreign currencies relative to Canadian dollars.

g.

Changes in Canadian tax laws could impact NHT and its investors — There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, the terms of any treaty, or the administrative practices and policies of the CRA and the Department of Finance (Canada) will not be changed in a manner that adversely affects NHT or investors in NHT (including the Company). Any such change could increase the amount of tax payable by NHT or its affiliates or could otherwise adversely affect investors in NHT by reducing the amount available to pay distributions or changing the tax treatment applicable to investors in respect of such distributions.

h.

NHT may be subject to a tax on repurchases of equity — Recent amendments to the Tax Act impose a tax on certain repurchases of equity (the “Equity Repurchase Rules”), effective for transactions that occur after 2023. Under the Equity Repurchase Rules, NHT will generally be subject to a 2% tax on the value of NHT’s equity repurchases (i.e., redemptions) in a taxation year (net of cash subscriptions received by NHT in that taxation year). If NHT is subject to tax under the Equity Repurchase Rules, the after-tax return to its investors could be reduced.

U.S. Tax Risks

There is limited guidance relating to the application of Section 7874 of the Code and if NHT were deemed a non-U.S. corporation for U.S. federal income tax purposes, NHT would fail to qualify as a real estate investment trust, causing adverse tax consequences — NHT relies on Section 7874 of the Code to be classified as a domestic corporation for U.S. federal income tax purposes. For U.S. federal income tax purposes, an entity taxed as a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Under U.S. federal income tax law, an entity which is organized under the laws of Canada would generally be classified as a non-U.S. entity for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application. If NHT were deemed to be a non-U.S. corporation for U.S. federal income tax purposes, NHT would fail to qualify as a real estate investment trust, and the intended benefits of the structure would not be achieved. This would result in adverse tax consequences. Additionally, NHT could not re-elect to qualify as a REIT. If NHT did not qualify as a REIT, that could also materially adversely affect the Company’s REIT status.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

On October 7, 2024, the Company issued a total of 250,353.81 common shares of the Company to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement. These shares were issued in a private placement and the proceeds were used to support the ongoing operations of the Company. The Company issued the common shares to the Adviser in reliance upon the exemptions from registration under the Securities Act provided by Rule 506(b) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

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I-1357

Item 6. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

10.1

Third Amendment to Advisory Agreement, dated July 22, 2024, by and among the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2024).

10.2

Guaranty Agreement, dated October 4, 2024, by the Company for the benefit of Citi Real Estate Funding Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2024).

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1+	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_______________________

*    Filed herewith.

+    Furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Signature	Title	Date

/s/ Jim Dondero	President	November 8, 2024
Jim Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Chief Financial Officer, Executive VP-Finance, Treasurer, and Assistant Secretary	November 8, 2024
Brian Mitts	(Principal Financial Officer and Principal Accounting Officer)

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I-1359

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Dondero, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2024

/s/ Jim Dondero
Jim Dondero
President
(Principal Executive Officer)

I-1360

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Mitts, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2024

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary
(Principal Financial Officer)

I-1361

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust (the “Company”) for the period ending September 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Jim Dondero, President of the Company, and Brian Mitts, Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 8, 2024	/s/ Jim Dondero
Jim Dondero President (Principal Executive Officer)

Dated: November 8, 2024	/s/ Brian Mitts
Brian Mitts Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary (Principal Financial Officer)

I-1362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________________

FORM 10-Q

_____________________________________________________________________________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-32921

_____________________________________________________________________________________

NexPoint Diversified Real Estate Trust

(Exact Name of Registrant as Specified in Its Charter)

_____________________________________________________________________________________

Delaware	80-0139099
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Crescent Court, Suite 700, Dallas, Texas (Address of Principal Executive Offices)	75201 (Zip Code)

(214) 276-6300

(Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 9, 2024, the registrant had 40,650,118 common shares, par value $0.001 per share, outstanding.

I-1363

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Form 10-Q

Quarter Ended June 30, 2024

i

I-1364

Cautionary Statement Regarding Forward-Looking Statements

This quarterly report (this "Quarterly Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, our performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this Quarterly Report are based on management’s current beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” "plan," "potential," “estimate,” “project,” "target," “should,” “will,” “would,” “result,” "goal," "could," "future," "continue," "if," the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•     Unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, rising or high interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

•     Our loans and investments expose us to risks similar to and associated with real estate investments generally;

•     Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us;

•     Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

•     Risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

•     Fluctuations in interest rate and credit spreads, could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments;

•     The use of leverage to finance our investments;

•     Risks associated with our loans and investments in debt instruments including, senior loans, mezzanine loans, collateralized loan obligations ("CLOs"), and structured finance securities;

•     Our loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

•     We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs;

ii

I-1365

•     We have limited operating history as a standalone company and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders;

•     We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint Advisors, L.P. (“NexPoint” or our “Sponsor”), members of the NexPoint Real Estate Advisors X, L.P. (our “Adviser”) management team or their affiliates.

•     We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer;

•     Our Adviser and its affiliates face conflicts of interest, including significant conflicts created by our Adviser’s compensation arrangements with us, including compensation which may be required to be paid to our Adviser if our advisory agreement is terminated, which could result in decisions that are not in the best interests of our shareholders;

•     We pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment;

•     If we fail to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, cash available for distributions to be paid to our shareholders could decrease materially, which would limit our ability to make distributions to our shareholders; and

•     Any other risks included under Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2024.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this Quarterly Report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

iii

I-1366

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)

	June 30, 2024 (Unaudited)	December 31, 2023

ASSETS
Consolidated Real Estate Investments
Land	$70,381	$47,708
Buildings and improvements	336,269	206,213
Intangible lease assets	10,979	10,979
Construction in progress	25,935	19,177
Furniture, fixtures, and equipment	13,134	362
Right-of-use assets	1,465	—
Total Gross Consolidated Real Estate Investments	458,163	284,439
Accumulated depreciation and amortization	(27,123)	(20,525)
Total Net Consolidated Real Estate Investments	431,040	263,914
Investments, at fair value ($505,599 and $533,065 with related parties, respectively)	655,644	691,238
Equity method investments ($6,948 and $7,079 with related parties, respectively)	63,518	66,263
Cash and cash equivalents	28,372	20,608
Restricted cash	45,935	32,561
Accounts receivable, net	4,029	4,347
Prepaid and other assets	12,748	10,431
Accrued interest and dividends	4,546	6,078
Interest rate caps	815	—
Deferred tax asset, net	3,086	2,896
Total Assets	$1,249,733	$1,098,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgages payable, net	$252,580	$142,186
Notes payable, net ($70,980 and $20,000 with related party, respectively)	101,085	52,919
Prime brokerage borrowing	1,349	1,782
Accounts payable and other accrued liabilities	19,990	8,633
Income tax payable	—	356
Accrued real estate taxes payable	2,035	231
Accrued interest payable	7,877	1,398
Security deposit liability	422	422
Prepaid rents	1,354	768
Intangible lease liabilities, net	3,975	4,567
Total Liabilities	$390,667	$213,262

Shareholders' Equity:
Preferred shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 shares issued and outstanding	3	3
Common shares, $0.001 par value: unlimited shares authorized; 40,650,118 and 38,389,600 shares issued and outstanding, respectively	41	38
Additional paid-in capital	1,025,144	1,011,613
Accumulated earnings (loss)	(171,101)	(126,580)
Noncontrolling interests	4,979	—
Total Shareholders' Equity	859,066	885,074

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,249,733	$1,098,336

See Notes to Consolidated Financial Statements

1

I-1367

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30
	2024	2023	2024	2023
Revenues
Rental income	$3,985	$5,417	$8,032	$10,137
Rooms	8,200	—	8,200	—
Food and beverage	812	—	812	—
Interest income ($584, $692, $1,066 and $1,317 with related parties, respectively)	1,708	1,751	3,390	3,769
Dividend income ($6,948, $6,438, $13,853 and $12,864 with related parties, respectively)	7,196	6,690	14,245	14,809
Other income	373	22	400	31
Total revenues	22,274	13,880	35,079	28,746
Expenses
Property operating expenses	6,756	2,520	8,333	4,026
Property management fees	185	191	361	362
Real estate taxes and insurance	1,775	1,340	3,014	2,697
Advisory and administrative fees	3,443	1,660	6,689	5,238
Property general and administrative expenses	2,225	1,025	2,892	1,768
Corporate general and administrative expenses	3,195	2,252	6,030	3,748
Conversion expenses	—	1,281	—	1,444
Depreciation and amortization	4,102	3,584	6,898	7,108
Total expenses	21,681	13,853	34,217	26,391
Operating income (loss)	593	27	862	2,355
Interest expense	(7,851)	(3,762)	(12,382)	(7,224)
Equity in income (losses) of unconsolidated equity method ventures ($156, $209, $370 and $421 with related parties, respectively)	196	422	(958)	346
Change in unrealized gains (losses) ($3,295, $(1,303), $(12,381) and $(17,311) with related parties, respectively)	(3,154)	(9,332)	3,136	(27,972)
Realized gains (losses)	(3)	(914)	(21,875)	221
Net income (loss) before income taxes	(10,219)	(13,559)	(31,217)	(32,274)
Income tax expense	(303)	(308)	(853)	(1,114)
Net income (loss)	(10,522)	(13,867)	(32,070)	(33,388)
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)	(2,310)	(2,310)
Net (income) loss attributable to noncontrolling interests	1,894	—	1,894	—
Net income (loss) attributable to common shareholders	$(9,783)	$(15,022)	$(32,486)	$(35,698)

Weighted average common shares outstanding - basic	39,616	37,172	39,094	37,172
Weighted average common shares outstanding - diluted	39,616	37,172	39,094	37,172

Earnings (loss) per share - basic	$(0.24)	$(0.40)	$(0.83)	$(0.96)
Earnings (loss) per share - diluted	$(0.24)	$(0.40)	$(0.83)	$(0.96)

See Notes to Consolidated Financial Statements

2

I-1368

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended June 30, 2024	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Noncontrolling Interest	Total
Balances, March 31, 2024	3,359,593	$3	39,301,419	$39	$1,018,136	$(155,155)	$—	$863,023
Noncontrolling interests from NHT Acquisition	—	—	—	—	—	—	6,873	6,873
Vesting of stock-based compensation	—	—	145,433	—	900	—	—	900
Shares issued to Adviser for admin and advisory fees	—	—	208,117	1	1,353	—	—	1,354
Net loss attributable to common shareholders	—	—	—	—	—	(9,783)	—	(9,783)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(1,894)	(1,894)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	—	1,155
Common stock dividends declared ($0.15 per share)	—	—	995,149	1	4,755	(6,163)	—	(1,407)
Preferred stock dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	—	(1,155)
Balances, June 30, 2024	3,359,593	$3	40,650,118	$41	$1,025,144	$(171,101)	$4,979	$859,066

See Notes to Consolidated Financial Statements

3

I-1369

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Six Months Ended June 30, 2024	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Noncontrolling Interest	Total
Balances, December 31, 2023	3,359,593	$3	38,389,600	$38	$1,011,613	$(126,580)	$—	$885,074
Noncontrolling interests from NHT Acquisition	—	—	—	—	—	—	6,873	6,873
Stock-based compensation expense	—	—	145,433	—	1,447	—	—	1,447
Shares issued to Adviser for admin and advisory fees	—	—	378,038	1	2,704	—	—	2,705
Net loss attributable to common shareholders	—	—	—	—	—	(32,486)	—	(32,486)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(1,894)	(1,894)
Net income attributable to preferred shareholders	—	—	—	—	—	2,310	—	2,310
Common share dividends declared ($0.30 per share)	—	—	1,737,047	2	9,380	(12,035)	—	(2,653)
Preferred share dividends declared ($0.68750 per share)	—	—	—	—	—	(2,310)	—	(2,310)
Balances, June 30, 2024	3,359,593	$3	40,650,118	$41	$1,025,144	$(171,101)	$4,979	$859,066

See Notes to Consolidated Financial Statements

4

I-1370

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended June 30, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, March 31, 2023	3,359,593	$3	37,171,807	$37	$999,845	$(8,304)	$991,581
Vesting of stock-based compensation	—	—	—	—	436	—	436
Net loss attributable to common shareholders	—	—	—	—	—	(15,022)	(15,022)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	1,155
Common share dividends declared ($0.15 per share)	—	—	—	—	—	(5,666)	(5,666)
Preferred share dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	(1,155)
Balances, June 30, 2023	3,359,593	$3	37,171,807	$37	$1,000,281	$(28,992)	$971,329

See Notes to Consolidated Financial Statements

5

I-1371

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Six Months Ended June 30, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, December 31, 2022	3,359,593	$3	37,171,807	$37	$999,845	$17,947	$1,017,832
Vesting of stock-based compensation	—	—	—	—	436	—	436
Net loss attributable to common shareholders	—	—	—	—	—	(35,698)	(35,698)
Net loss attributable to preferred shareholders	—	—	—	—	—	2,310	2,310
Common stock dividends declared ($0.30 per share)	—	—	—	—	—	(11,241)	(11,241)
Preferred stock dividends declared ($0.68750 per share)	—	—	—	—	—	(2,310)	(2,310)
Balances, June 30, 2023	3,359,593	$3	37,171,807	$37	$1,000,281	$(28,992)	$971,329

See Notes to Consolidated Financial Statements

6

I-1372

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(32,070)	$(33,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,898	7,108
Amortization of intangible lease assets and liabilities	(525)	(581)
Amortization of deferred financing costs	447	244
Amortization of fair value adjustment of assumed debt	286	—
Paid-in-kind interest ($(2,613) and $0 with related parties, respectively)	(4,748)	(1,961)
Proceeds from paid-in-kind interest on paydowns or sales from investments	2,272	—
Net cash received on derivative settlements	330	—
Realized (gain) loss	21,875	(221)
Net change in unrealized (gain) loss on investments held at fair value ($12,381 and $17,311 with related parties, respectively)	(3,136)	27,972
Unrealized (gain) loss on interest rate derivatives	(81)	—
Equity in (income) losses of unconsolidated ventures ($(370) and $421 with related parties, respectively)	958	(346)
Distributions of earnings from unconsolidated ventures ($502 and $386 with related parties, respectively)	1,787	1,412
Stock-based compensation expense	1,779	436
Cash paid for life settlement premiums	—	(2,532)
Equity security dividends reinvested ($(4,185) and $0 with related parties, respectively)	(4,258)	—
Deferred tax (benefit) expense	(190)	264
Changes in operating assets and liabilities, net of effects of acquisitions:
Income tax payable	(356)	(10,720)
Real estate taxes payable	571	2,008
Operating assets	(567)	(5,064)
Operating liabilities	681	(5,480)
Net cash used in operating activities	(8,047)	(20,849)

Cash flows from investing activities
Proceeds from asset redemptions ($1,700 and $0 with related parties, respectively)	1,700	—
Distributions from CLO investments	1,266	—
Proceeds from sale of investments	2,437	25,084
Proceeds from paydowns of investments	5,977	—
Net cash acquired in acquisition of NexPoint Hospitality Trust	42,749	—
Purchases of investments ($(6,632) and $0 with related parties, respectively)	(6,862)	(2,102)
Additions to consolidated real estate investments	(5,045)	(7,348)
Proceeds from life settlement policy maturities	—	2,999
Net cash provided by investing activities	42,222	18,633

Cash flows from financing activities
Proceeds received from notes payable	—	20,000
Mortgage payments	(4,121)	(1,182)
Prime brokerage borrowing	155	9,922
Credit facilities payments	(3,000)	(6,000)
Prime brokerage payments	(588)	(10,428)
Deferred financing costs paid	(385)	(403)
Payments for taxes related to net share settlement of stock-based compensation	(332)	—
Dividends paid to preferred shareholders	(2,310)	(2,310)
Dividends paid to common shareholders	(2,456)	(11,241)
Net cash used in financing activities	(13,037)	(1,642)

Net increase (decrease) in cash, cash equivalents and restricted cash	21,138	(3,858)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$74,307	$44,791

Supplemental Disclosure of Cash Flow Information
Interest paid	$5,903	$7,053
Income tax paid	$—	$13,700
Supplemental Disclosure of Noncash Activities
Non-cash dividend payment	$9,384	$—
Non-cash advisory fee payment	$2,705	$—
Increase in dividends payable upon vesting of restricted stock units	$197	$—
Real estate investments assumed in acquisition of NexPoint Hospitality Trust	$(167,624)	$—
Investments at fair value assumed in acquisition of NexPoint Hospitality Trust	$(5,000)	$—
Interest rate caps assumed in acquisition of NexPoint Hospitality Trust	$(1,064)	$—
Notes payable assumed in acquisition of NexPoint Hospitality Trust	$50,694	$—
Mortgages payable assumed in acquisition of NexPoint Hospitality Trust	$114,640	$—
Right of use assets assumed in acquisition of NexPoint Hospitality Trust	$(1,465)	$—
Accrued interest payable assumed in acquisition of NexPoint Hospitality Trust	$6,353	$—
Noncontrolling interests assumed in acquisition of NexPoint Hospitality Trust	$6,873	$—
Deconsolidated investments at fair value from the acquisition of NexPoint Hospitality Trust	$24,981	$—
Accounts receivable and other assets assumed in acquisition of NexPoint Hospitality Trust	$(1,305)	$—
Prepaid assets and other assets assumed in acquisition of NexPoint Hospitality Trust	$(1,492)	$—
Accounts payable and other liabilities assumed in acquisition of NexPoint Hospitality Trust	$14,276	$—
Real estate taxes payable assumed in acquisition of NexPoint Hospitality Trust	$1,233	$—
Fair value assets acquired from equity security dividends reinvested	$4,258	$—
Change in capitalized construction costs included in accounts payable and other accrued liabilities	$(410)	$—

See Notes to Consolidated Financial Statements

7

I-1373

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

NexPoint Diversified Real Estate Trust (the "Company", "we", "us", or "our") was formed in Delaware and has elected to be taxed as a real estate investment trust (a “REIT”). Substantially all of the Company’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company’s operating partnership. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP. As of June 30, 2024, there were 2,000 partnership units of the OP (the “OP Units”) outstanding, of which 100.0% were owned by the Company.

On July 1, 2022 (the “Deregistration Date”), the Securities and Exchange Commission (the “SEC”) issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Investment Company Act”) declaring that the Company has ceased to be an investment company under the Investment Company Act (the “Deregistration Order”). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity (the “Business Change”).

The Company is externally managed by NexPoint Real Estate Advisors X, L.P. (the “Adviser”), through an agreement dated July 1, 2022, amended on October 25, 2022, April 11, 2023 and July 22, 2024 (the “Advisory Agreement”), by and among the Company and the Adviser for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. The Company had no employees as of June 30, 2024. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and our board of trustees (the “Board”). The Adviser is wholly owned by NexPoint Advisors, L.P. (the “Sponsor” or “NexPoint”).

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

2. Asset Acquisition

NHT Acquisition

On April 10, 2024, NexPoint Real Estate Partners, LLC (“NREP”), an entity advised by an affiliate of the Adviser, and Highland Capital Management, L.P. (“Highland”), a third party, entered into a Purchase Agreement ("Purchase Agreement") whereby Highland agreed to sell, among other things, 2,176,257 units of NexPoint Hospitality Trust (“NHT”) (the “NHT Units”) to NREP. The Purchase Agreement was funded in part by cash of $0.8 million provided to NREP by the Company that was allocated for the sale of the NHT Units. Then on April 19, 2024, the Company, NexPoint Real Estate Opportunities, LLC ("NREO"), a wholly owned subsidiary of the Company, and NREP entered into an Assignment of Interests Agreement whereby NREP distributed, assigned, conveyed, transferred, set over, and delivered to NREO its right to purchase the NHT Units under the Purchase Agreement and all of its rights, title and interest in, to and under the NHT Units, including all voting, consent and financial rights, free and clear of all liens and encumbrances (the “NHT Acquisition”). As a result, the Company owned 53.65% of the outstanding NHT Units and was determined to hold the controlling financial interest in NHT and as a result consolidated NHT. The NHT Acquisition was accounted for as an asset acquisition under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations.

Because the Company does not wholly own NHT, the Company recognized a noncontrolling interest of $6.9 million, which was recorded at fair value when the controlling financial interest was acquired. The Company also recorded an unrealized gain on its previously held interest in NHT of $3.9 million.

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I-1374

The accumulated cost of the acquisition was allocated to the acquired assets and liabilities based on their relative fair values as follows:

Description
Land	$22,673
Buildings and improvements	128,616
Construction in progress	3,613
Furniture, fixtures, and equipment	12,722
Investments, at fair value	5,000
Cash and cash equivalents	38,467
Restricted cash	5,065
Prepaid and other assets	4,001
Right-of-use asset	1,465
Interest-rate cap	1,064
Mortgages payable	(114,640)
Notes payable	(70,529)
Accounts payable and other accrued liabilities	(21,826)
Accrued real estate taxes	(1,233)
Identifiable Net Assets Acquired	$14,458

3. Summary of Significant Accounting Policies

Basis of Accounting

Readers of this Quarterly Report on Form 10-Q ("Quarterly Report") should refer to the audited financial statements and notes to consolidated financial statements of the Company for the year ended December 31, 2023, which are included in our 2023 Annual Report on Form 10-K ("2023 Annual Report"), filed with the SEC and also available on our website (nxdt.nexpoint.com), since we have omitted from this Quarterly Report certain footnote disclosures which would substantially duplicate those contained in such audited financial statements. You should also refer to Note 2, Summary of Significant Accounting Policies, in the notes to consolidated financial statements in our 2023 Annual Report for further discussion of our significant accounting policies and estimates. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this Quarterly Report or any other report or documents we file or furnish with the SEC.

Income Taxes

I.Canadian mutual fund status

NHT is a mutual fund trust pursuant to the Income Tax Act (Canada) (the “Tax Act”). Under current tax legislation, a mutual fund trust that is not a specified investment flow-through trust (“SIFT”) pursuant to the Tax Act generally is entitled to deduct distributions of taxable income such that it is not liable to pay Canadian income taxes provided that its taxable income is fully distributed to unitholders. NHT intends to qualify as a mutual fund trust that is not a SIFT and to make distributions not less than the amount necessary to ensure that NHT will not be liable to pay Canadian income taxes.

II.U.S REIT Status

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its “REIT taxable income,” as defined by the Code, to its shareholders. As a REIT, the Company will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any

9

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amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes.

If the Company fails to meet these requirements, it could be subject to federal income tax on all of the Company’s taxable income at regular corporate rates for that year. The Company would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of June 30, 2024, the Company believes it is in compliance with all applicable REIT requirements.

As a REIT for U.S. federal income tax purposes, the Company may deduct earnings distributed to shareholders against the income generated by our REIT operations. The Company continues to be subject to income taxes on the income of its taxable REIT subsidiaries. Our consolidated net loss before income taxes was $10.2 million and $13.6 million for the three months ended June 30, 2024 and 2023, respectively. Our consolidated net loss before income taxes was $31.2 million and $32.3 million for the six months ended June 30, 2024 and 2023, respectively. The Company’s Consolidated Balance Sheet as of June 30, 2024 consists of a $4.8 million net deferred tax asset at NHF TRS, LLC, a $1.7 million net deferred tax liability at NREO TRS, Inc., a $6.0 million gross deferred tax asset at NHT's TRSs, a gross deferred tax liability of $0.0 million at NHT's TRSs, and a valuation allowance of $6.0 million at NHT's TRSs for a consolidated net deferred tax asset of $3.1 million. The Company's Consolidated Balance Sheet as of December 31, 2023 consisted of a $4.5 million net deferred tax asset at NHF TRS, LLC and a $1.6 million net deferred tax liability at NREO TRS, Inc. for a consolidated net deferred tax asset of $2.9 million.

The Company’s tax provision for interim periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. Our effective tax rates for the three months ended June 30, 2024 and 2023 were (2.97)% and (2.27)%, respectively. Our effective tax rates for the six months ended June 30, 2024 and 2023 were (2.73)% and (3.45)%, respectively. Our effective tax rate differs from the U.S. federal statutory corporate tax rate of 21.0% primarily due to our REIT operations generally not being subject to federal income taxes.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of June 30, 2024 and 2023. The Company and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has not recorded any uncertain tax positions for the six months ended June 30, 2024 and 2023.

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the periods indicated is as follows (in thousands):

	For the Period Ended June 30,
	2024		2023
Expected tax at statutory rate	$(6,556)	21.0%	$(6,778)	21.0%
Non-taxable REIT income	7,600	-24.3%	7,628	-23.6%
Change in valuation allowance	(191)	0.6%	264	-0.8%
Total provision	$853	-2.7%	$1,114	-3.5%

10

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Segment Reporting

Under the provision of ASC 280, Segment Reporting, the Company has determined that it has two reportable segments: NXDT and NHT. The NXDT segment primarily consists of activities focused on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity. The majority of NXDT’s revenue comprise of Rental income, Dividend income, and Interest income. The NHT segment primarily consists of acquiring additional U.S. located hospitality assets that meet its investment objectives and criteria and seeking to own, renovate and operate its portfolio of income-producing hotel properties. The majority of NHT’s revenue is comprised of revenue from renting rooms and selling food and beverages ("F&B"). Our chief operating decision maker (“CODM”) regularly reviews the performance of our segments based in part on the Net Operating Income (“NOI”). We eliminate any inter-segment transactions and balances upon consolidation.

Leases

The Company’s leasing activities are accounted for under ASC 842, Leases, if an identified contract is, or contains, a lease.

Lessors classify leases as either sales-type, direct financing or operating leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. If none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the underlying asset’s fair value and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. All of the leasing arrangements where the Company is the lessor are classified as operating leases.

Lessees classify leases as either finance or operating leases. A lease is classified as a finance lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if none of the five criteria described above for finance lease classification is met. The Company has one finance lease in the NHT segment for a parking space related to the Bradenton Hampton Inn & Suites, which is included in “Right-of-use assets” on the Consolidated Balance Sheets.

Hotel Revenue Recognition

The Company's NHT segment generally recognizes revenue in accordance with ASC 606, Revenue From Contracts with Customers, which requires five steps to evaluate revenue recognition: (i) identify the contract(s) with a customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Rooms revenue is recognized as the services are rendered to customers and upon completion of the hotel stay, provided there are no material remaining performance obligations required of the Company.

F&B revenue generally consists of goods and ancillary service charges the customer separately chooses to purchase and are recognized generally when the goods or services are provided to the customer.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires a public entity to disclose significant segment expenses and other segment

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items in interim and annual periods and expands the ASC 280 disclosure requirements for interim periods. The ASU also explicitly requires public entities with a single reportable segment to provide all segment disclosures under ASC 280, including the new disclosures under ASU 2023-07. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating ASU 2023-07 to determine its impact on the Company's disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”), to clarify the scope application of profits interest and similar awards by adding illustrative guidance in ASC 718, Compensation-Stock Compensation ("ASC 718"). ASU 2024-01 clarifies how to determine whether profits interest and similar awards should be accounted for as a share-based payment arrangement (ASC 718) or as a cash bonus or profit-sharing arrangement (ASC 710, Compensation-General, or other guidance) and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. In addition to adding the illustrative guidance, ASU 2024-01 modified the language in paragraph 718-10-15-3 to improve its clarity and operability without changing the guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those annual periods. Early adoption is permitted. The amendments should be applied either retrospectively to all prior periods presented in the financial statements, or prospectively to profits interests and similar awards granted or modified on or after the adoption date. The Company is currently assessing the impacts of adopting ASU 2024-01 on its consolidated financial statements and disclosures.

4. Investments in Real Estate Subsidiaries

The Company conducts its operations through the OP and NHT Operating Partnership, LLC ("NHT OP"), which collectively own several real estate properties through single asset limited liability companies that are special purpose entities (“SPEs”). The Company consolidates the SPEs that it controls as well as any variable interest entities ("VIEs") where it is the primary beneficiary. All of the properties the SPEs own are consolidated in the Company’s consolidated financial statements. The assets of each entity can only be used to settle obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

As of June 30, 2024, the Company, through the OP, owned eleven properties through SPEs, including four in the NexPoint Diversified Real Estate Trust segment, and seven in the NexPoint Hospitality Trust segment. The following table represents the Company’s ownership in each property by virtue of its consolidation of the SPEs that directly own the title to each property as of June 30, 2024 and 2023:

					Effective Ownership Percentage at
Property Name		Location	Year Acquired		June 30, 2024	June 30, 2023
White Rock Center		Dallas, Texas	2013		100%	100%
5916 W Loop 289		Lubbock, Texas	2013		100%	100%
Cityplace Tower		Dallas, Texas	2018		100%	100%
NexPoint Dominion Land, LLC	(1)	Plano, Texas	2022		100%	100%
Dallas Hilton Garden Inn	(2)	Dallas, Texas	2014	(3)	54%	N/A
Addison HomeWood Suites	(2)	Addison, Texas	2017	(3)	54%	N/A
Plano HomeWood Suites	(2)	Plano, Texas	2017	(3)	54%	N/A
Las Colinas HomeWood Suites	(2)	Las Colinas, Texas	2017	(3)	54%	N/A
St. Petersburg Marriott	(2)	St. Petersburg, Florida	2018	(3)	54%	N/A
Hyatt Place Park City	(2)	Park City, Utah	2022	(3)	54%	N/A
Bradenton Hampton Inn & Suites	(2)	Bradenton, Florida	2022	(3)	54%	N/A

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(1)	NexPoint Dominion Land, LLC owns 100% of 21.5 acres of undeveloped land in Plano, Texas.
(2)	NHT owns 100% of the properties, and NXDT owns approximately 54% of NHT.
(3)	Reflects the date NHT or its predecessor acquired the property.

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5. Consolidated Real Estate Investments

As of June 30, 2024, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Right of use assets	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,471	$1,921	$(101)	$—	$—	$5	$13,611
5916 W Loop 289	1,081	2,938	—	—	—	—	—	4,019
Cityplace Tower	18,812	194,998	9,058	(6,669)	—	19,103	356	235,658
NexPoint Dominion Land, LLC	26,500	—	—	—	—		—	26,500
Dallas Hilton Garden Inn	4,116	24,398	—	—	—	96	1,464	30,074
Addison HomeWood Suites	2,576	4,934	—	—	—	443	824	8,777
Plano HomeWood Suites	2,369	6,055	—	—	—	27	824	9,275
Las Colinas HomeWood Suites	3,209	14,386	—	—	—	323	1,407	19,325
St. Petersburg Marriott	5,829	33,425	—	—	—	1,714	2,298	43,266
Hyatt Place Park City	3,737	19,759	—	—		852	3,130	27,478
Bradenton Hampton Inn & Suites	837	24,905	—	—	1,465	417	2,826	30,450
HUB Research Triangle Park	—	—	—		—	2,960	—	2,960

Accumulated depreciation and amortization	—	(18,968)	(7,388)	2,795	(10)	—	(757)	(24,328)
Total Operating Properties	$70,381	$317,301	$3,591	$(3,975)	$1,455	$25,935	$12,377	$427,065

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As of December 31, 2023, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the Consolidated Balance Sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,345	$1,921	$(101)	$—	$5	$13,485
5916 W Loop 289	1,081	2,938	—	—	—	—	4,019
Cityplace Tower	18,812	192,930	9,058	(6,669)	19,177	357	233,665
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	206,213	10,979	(6,770)	19,177	362	277,669
Accumulated depreciation and amortization	—	(13,490)	(6,798)	2,203	—	(237)	(18,322)
Total Operating Properties	$47,708	$192,723	$4,181	$(4,567)	$19,177	$125	$259,347

Depreciation expense was $3.7 million and $6.0 million for the three and six months ended June 30, 2024 and $2.3 million and $4.4 million for the three and six months ended June 30, 2023. Amortization expense related to the Company’s intangible lease assets was $0.3 million and $0.6 million for the three and six months ended June 30, 2024 and $1.2 million and $2.5 million for the three and six months ended June 30, 2023. Amortization expense related to the Company's intangible lease liabilities was $0.3 million and $0.6 million for the three and six months ended June 30, 2024 and $0.4 million and $0.7 million for the three and six months ended June 30, 2023. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was $0.2 million and $0.5 million for the three and six months ended June 30, 2024 and $0.4 million and $0.7 million for the three and six months ended June 30, 2023.

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Acquisitions

During the six months ended June 30, 2024, as a result of the NHT Acquisition, the Company consolidated the following properties: Dallas Hilton Garden Inn, Addison HomeWood Suites, Plano HomeWood Suites, Las Colinas HomeWood Suites, St. Petersburg Marriott, Hyatt Place Park City, Bradenton Hampton Inn & Suites. There were no acquisitions by the Company for the six months ended June 30, 2023.

6. Debt

Cityplace Debt

The Company has debt on the Cityplace Tower pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the “Loan Agreement”). The debt is limited recourse to the Company and encumbers the property. The debt had an original maturity of September 8, 2022, and the Company deferred the maturity date with the lender to May 8, 2023, with the possibility to extend for an additional four months to September 8, 2023 provided certain metrics were met. On May 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by four months to September 8, 2023. Also on May 8, 2023, the parties to the Loan Agreement agreed to convert the index upon which the interest rate is based to the one-month secured overnight financing rate ("SOFR") effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 7, 2025. The debt restructuring per the terms of the Thirteenth Omnibus Amendment Agreement was considered a debt modification. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management is evaluating multiple options to fund the repayment of the $141.1 million principal balance outstanding as of June 30, 2024, including refinancing the debt, securing additional equity or debt financing, selling a portion of the portfolio, or any combination thereof. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. The below table contains summary information related to the mortgages payable (dollars in thousands):

	Outstanding principal as of June 30, 2024	Interest Rate	Maturity Date
Note A-1	$100,275	7.69%	3/7/2025
Note A-2	21,935	11.69%	3/7/2025
Note B-1	12,623	7.69%	3/7/2025
Note B-2	3,134	11.69%	3/7/2025
Mezzanine Note 1	2,761	11.69%	3/7/2025
Mezzanine Note 2	394	11.69%	3/7/2025
Mortgages payable	141,122
Deferred financing costs, net	(244)
Mortgages payable, net	$140,878

The weighted average interest rate of the Company’s debt related to its Cityplace investment was 8.49% as of June 30, 2024 and 8.53% as of December 31, 2023. The one-month SOFR was 5.33% as of June 30, 2024 and 5.35% as of December 31, 2023.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of June 30, 2024, the Company believes it is in compliance with all such covenants.

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Notes Payable, NXDT Segment

On August 9, 2022, the Company borrowed approximately $13.3 million from the seller, Gabriel Legacy, LLC to finance its acquisition of 21.5 acres of land in Plano, Texas held through NexPoint Dominion Land, LLC, a wholly owned subsidiary of the OP. Due to the short term nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual rate equal to the WSJ Prime Rate and matures on August 8, 2025.

Notes Payable, NHT Segment

On February 28, 2019, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $59.4 million Note A loan (the “Note A Loan”) and a $28.6 million Note B loan (the “Note B Loan”) with ACORE Capital Mortgage, LP ("ACORE"). The Note A Loan and Note B Loan are secured by the HGI Property, Addison HomeWood Suites, Plano HomeWood Suites, Las Colinas HomeWood Suites and the St. Pete Property. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and matures on March 1, 2025. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and matures on March 1, 2025. The Note A Loan and Note B Loan principal amounts reflected their fair values on the date of the NHT Acquisition. As of June 30, 2024, the Note A Loan and the Note B Loan had an outstanding balance of $50.2 million and $24.2 million and effective interest rates of 7.34% and 11.75%, respectively. For the three months ended June 30, 2024, NHT paid $2.0 million and $1.5 million in interest on the Note A Loan and the Note B Loan, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $39.3 million loan (the “PC & B Loan”) with AREEIF Lender, LLC. The PC & B Loan principal amount reflected its fair value on the date of the NHT Acquisition. The outstanding balance on the PC & B Loan as of June 30, 2024 was $37.3 million, with $2.5 million available to draw on for renovation purposes as of June 30, 2024.

The PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require NHT to comply with affirmative and negative covenants. As of June 30, 2024, NHT is in compliance with all debt covenants.

The NHT OP also entered into several convertible notes with affiliates of the NHT Adviser (as defined in Note 11) since January 8, 2019. The fixed rate notes have rates ranging from 1.82% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature in 20 years from their date of issuance, with the earliest maturing on February 14, 2027 and the latest maturing on September 30th, 2042. Upon the issuance of the convertible notes, the conversion feature resulted in a variable number of Class B Units of NHT OP (the "NHT OP Class B Units") to be issued, and, as such, resulted in a derivative liability. For $11.8 million of the notes, the principal and interest is convertible into NHT OP Class B Units (at the option of their respective holder) at the market price of the NHT Units at the time of conversion any time during the term of the note. For $38.0 million of the notes, the principal of the notes is convertible into NHT OP Class B Units, at prices ranging from $1.60 to $2.50 for a period of five years from its date of issuance (with the expiration of conversion rights ranging from June 25, 2026 to September 30, 2027). One note issued to Highland Global Allocation Fund in the amount of $8.5 million is not convertible into NHT OP Class B Units. On October 30, 2023, the TSX Venture Exchange (the "TSXV") approved the issuance of up to 21,075,012 NHT Units in connection with the redemption of NHT OP Class B Units issued to a holder of notes on conversion of the $38.0 million of notes. With respect to the $11.8 million of notes convertible on the basis of the market price of the NHT Units at the time of the conversion, any issuance of NHT Units in connection with a redemption of NHT OP Class B Units received by holders on a conversion of such notes is subject to the prior approval of the TSXV. The relative fair value of the convertible notes did not reflect the outstanding principal on the date of the NHT Acquisition. The difference between the fair value and the principal amount of debt is amortized into interest expense over the remaining term. As of June 30, 2024, the net carrying amount of the convertible notes due to affiliates of the NHT Adviser was $51.0 million.

The following table contains summary information concerning the debt of the NHT segment as of June 30, 2024 (dollars in thousands):

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	Outstanding principal as of
Debt Payable	June 30, 2024	Interest Rate	Maturity Date	Lender
Note A¹	$50,188	7.34%	3/8/2025	ACORE
Note B¹	24,165	11.80%	3/8/2025	ACORE
PC & B Loan²	37,348	6.70%	2/5/2025	AREEIF Lender, LLC
Convertible Notes Due to Affiliates	58,278	-	2/14/2027 - 9/30/2042	Multiple
	$169,979
Fair market value adjustment, net of accumulated amortization³	(7,298)
Debt payable, net	$162,681

(1)	This debt is secured by the following properties: HGI Property, Addison HomeWood Suites, Plano HomeWood Suites, Las Colinas HomeWood Suites and the St. Pete Property.
(2)	This debt is secured by the following properties: Park City and Bradenton.
(3)

The Company recorded a valuation adjustment of the Convertible Notes Due to Affiliates upon the consolidation of NHT to adjust for the difference between the fair value and the outstanding principal amount of the debt. The difference is amortized into interest expense.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility (the "Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and amended the credit limit to $20.0 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. During the three months ended June 30, 2024, the Company paid down $3.0 million on the Credit Facility. As of June 30, 2024, the Credit Facility had an outstanding balance of $17.0 million and bore interest at the one-month SOFR plus 4.25%. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Revolving Credit Facility

On May 22, 2023, the Company entered into a $20.0 million revolving credit facility (the "NexBank Revolver") with NexBank, in the initial principal balance of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum of $50.0 million. As of June 30, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on November 21, 2024, with the option to extend the maturity one time by six months. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. As of June 30, 2024, the NexBank Revolver had an outstanding balance of $20.0 million.

Deferred Financing Costs

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company’s Consolidated Balance Sheet. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs.

Prime Brokerage Borrowing

Effective July 2, 2022, the Company entered a prime brokerage account with Jefferies to hold securities owned by the Company (the "Prime Brokerage"). The Company from time to time borrows against the value of these securities. As of June 30, 2024, the Company had a margin balance of approximately $1.3 million outstanding with Jefferies bearing interest at the Overnight Bank Funding Rate plus 0.50%. Securities with a fair value of approximately $10.4 million are pledged as

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collateral against this margin balance. This arrangement has no stated maturity date. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Schedule of Debt Maturities

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to June 30, 2024 are as follows (in thousands):

	Mortgages Payable	Credit Facilities	Notes Payable	Prime Brokerage Borrowing	Total
2024	$—	$26,000	$—	$—	$26,000
2025	252,823	11,000	13,250	—	277,073
2026	—	—	—	—	—
2027	—	—	17,833	—	17,833
2028	—	—	—	—	—
Thereafter	—	—	33,147	1,349	34,496
Total	$252,823	$37,000	$64,230	$1,349	$355,402

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7. Variable Interest Entities

As of June 30, 2024 and 2023, the Company does not consolidate the investments below as it does not have a controlling financial interest in these investments:

Entities	Instrument	Asset Type	Percentage Ownership as of June 30, 2024	Percentage Ownership as of June 30, 2023	Relationship as of June 30, 2024	Relationship as of June 30, 2023
Unconsolidated Entities:
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8	53.0	VIE	VIE
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.5	29.7	VIE	VIE
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	16.4	VIE	VIE
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0	20.0	VIE	VIE
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	16.0	VIE	VIE
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.4	11.1	VIE	VIE
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8	30.8	VIE	VIE
IQHQ Holdings, LP	LP interest	Life science	1.3	1.1	VIE	VIE
NexAnnuity Holdings, Inc.	Preferred Shares	Annuities	100.0	N/A	VIE	N/A

(1) The Company owns 100% of the preferred stock of NexAnnuity Holdings, Inc. ("NHI"), but it does not own any of the outstanding common stock of NHI.

Consolidated VIEs

The Company did not have any consolidated VIEs as of and for the six months ended June 30, 2024 and 2023.

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8. Equity Method Investments

Below is a summary of the Company’s equity method investments as of June 30, 2024 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$10,712		$(9,590)	$20,302	$(13)
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0%	(3)	20,635		16,396	4,239	(1,098)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		6,948		7,038	(90)	299
Las Vegas Land Owner, LLC	LLC interest	Land	77.0%	(4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4%	(9)	12,911		10,488	2,423	707
Claymore Holdings, LLC	LLC interest	N/A	50.0%	(5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0%	(5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0%	(8)	—	(6)	—	—	—
					$63,518		$36,644	$26,874	$(105)

Below is a summary of the Company's investments as of June 30, 2024 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the Consolidated Balance Sheets.

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	% (7)	$66,804	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.0	% (7)	28,812	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.4	% (7)	156,659	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8	% (3)	67,256	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.5		36,649	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8		46,310	(6)
LLV Holdco, LLC	LLC interest	Land	26.8		3,211	(6)
					$405,701

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Below is a summary of the Company’s equity method investments as of December 31, 2023 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership	Investment Basis	Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0	$11,458	$(9,590)	$21,048	$—
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	23,158	17,581	5,577	(426)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0	7,079	7,241	(162)	555
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	12,312	12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	12,256	10,488	1,768	1,441
Claymore Holdings, LLC	LLC interest	N/A	50.0	—	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	—	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	—	—	—	—
				$66,263	$38,032	$28,231	$1,570

Below is a summary of the Company's investments as of December 31, 2023 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the Consolidated Balance Sheets.

Investee Name	Instrument		Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	a	Mortgage	15.6	% (7)	$76,688	(6)
NexPoint Real Estate Finance, Inc.	Common stock		Mortgage	12.0	% (7)	33,075	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest		Single-family rental	11.2	% (7)	146,516	(6)
NexPoint Storage Partners, Inc.	Common stock		Self-storage	52.9	% (7)	68,187	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest		Self-storage	30.0	% (3)	37,157	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest		Single-family rental	30.8		49,383	(6)
NexPoint Hospitality Trust	Common stock		Hospitality	46.2		4,886	(6)
LLV Holdco, LLC	LLC interest		Land	26.8		2,242	(6)
						$418,134

(1)	Represents the Company’s percentage share of net assets of the investee per the investee’s books and records.
(2)

Represents the difference between the basis at which the investments in unconsolidated ventures are carried by the Company and the Company's proportionate share of the equity method investee's net assets. To the extent

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that the Company’s cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company’s share of equity in earnings of the joint venture.

(3)

The Company owns greater than 50% of the outstanding common equity but is not deemed to be the primary beneficiary or have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

(4)

The Company owns 100% of Las Vegas Land Owner, LLC which owns 77% of a joint venture that owns an 8.5 acre tract of land (the "Tivoli North Property"). Through a tenants in common arrangement, the Company shares control and as such accounts for this investment using the equity method.

(5)

The Company has a 50% non-controlling interest in Claymore Holdings, LLC (“Claymore”) and Allenby, LLC, (“Allenby”). The Company has determined it is not the primary beneficiary and does not consolidate these entities.

(6)	The Company has elected the fair value option with respect to these investments. The basis in these investments is their fair value.
(7)

The Company owns less than 20% of the investee but has significant influence due to members of the management team serving on the board of the investee or its parent and as such, accounts for the investee using the equity method.

(8)	The Company has a 31% non-controlling interest in Haygood, LLC, (“Haygood”). The Company has determined it is not the primary beneficiary and does not consolidate this entity.
(9)

The Company owns less than 20% of the investee but has significant influence due to the legal nature of a partnership that implies an inherent right to influence the operating and financial policies of the partnership.

Significant Equity Method Investments

For its interim reporting, the Company assesses and presents summarized financial information for its significant equity method investments in accordance with Rule 10-01(b)(1) of Regulation S-X. The following were deemed significant. Beginning with its annual reporting for fiscal year ended December 31, 2023, the Company elected to report the financial information on a three-month lag. NexPoint Real Estate Finance, Inc. ("NREF") and VineBrook Homes Trust, Inc. ("VineBrook") do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities.

The table below presents the summarized statement of operations for the three months ended March 31, 2024 for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook

Revenues
Rental income	$2,087	$88,783
Net interest income	(12,814)	—
Other income	124	1,502
Total revenues	(10,603)	90,285

Expenses
Total expenses	11,026	129,441

Gain (loss) on sales and impairment of real estate	—	(3,887)
Other income (expense)	6,988	(1,028)
Unrealized gain (loss) on derivatives	—	2,773
Total comprehensive income (loss)	$(14,641)	$(41,298)

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The table below presents the summarized statement of operations for the six months ended June 30, 2023 for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook

Revenues
Rental income	$2,035	$171,911
Net interest income	8,154	—
Other income	—	2,837
Total revenues	10,189	174,748

Expenses
Total expenses	10,618	243,805

Gain (loss) on sales of real estate	—	(30,454)
Other income (expense)	18,284	(41,910)
Unrealized gain (loss) on derivatives	—	25,852
Total comprehensive income (loss)	$17,855	$(115,569)

9. Fair Value of Financial Instruments

The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of June 30, 2024 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$44	$—	$44
CLO	187	—	—	—	—
Common stock	284,598	39,282	—	162,475	201,757
Convertible notes	21,458	—	—	20,824	20,824
LLC interest	71,982	—	—	44,860	44,860
LP interest	330,739	—	66,804	202,969	269,773
Preferred Shares	67,181	—	—	67,181	67,181
Rights and warrants	1,784	—	1,788	—	1,788
Senior loan	49,261	—	39	49,378	49,417
	$827,207	$39,282	$68,675	$547,687	$655,644

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The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2023 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$30	$—	$30
CLO	24,187	—	—	1,215	1,215
Common stock	311,576	42,832	—	176,256	219,088
Convertible notes	46,385	—	—	42,251	42,251
LLC interest	66,825	—	—	39,399	39,399
LP interest	326,555	—	76,688	195,898	272,586
Preferred Shares	66,268	—	—	66,268	66,268
Rights and warrants	3,937	—	3,993	—	3,993
Senior loan	46,174	—	55	46,353	46,408
	$891,924	$42,832	$80,766	$567,640	$691,238

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The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the six months ended June 30, 2024 (in thousands):

	December 31, 2023	Contributions/ Purchases	Paid in- kind dividends	Transfer Into (Out of) Level 3	Investments (Eliminated) Acquired Through Consolidation¹	Redemptions/ conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	June 30, 2024
CLO	$1,215	$—	$—	$—	$—	$—	$(1,266)	$(22,735)	$22,786	$—
Common stock	176,256	904	—	—	(5,763)	—	—	—	(8,922)	162,475
Convertible notes	42,251	—	—	—	(19,835)	(2,125)	—	—	533	20,824
LLC interest	39,399	157	—	—	5,000	—	—	—	304	44,860
LP interest	195,898	4,185	—	—	—	—	—	—	2,886	202,969
Preferred Shares	66,268	—	2,613	—	—	(1,700)	—	—	—	67,181
Senior loan	46,353	6,500	2,135	—	—	(6,123)	—	574	(61)	49,378
Total	$567,640	$11,746	$4,748	$—	$(20,598)	$(9,948)	$(1,266)	$(22,161)	$17,526	$547,687

(1)	As a result of the NHT consolidation, certain investments were eliminated or acquired.

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the six months ended June 30, 2023 (in thousands):

	December 31, 2022	Contributions/ Purchases	Paid in- kind dividends	Redemptions/ Conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	June 30, 2023
CLO	$6,412	$—	$—	$—	$—	$—	$(1,559)	$4,853
Common stock	234,667	—	—	—	—	—	(12,804)	221,863
Convertible notes	50,828	(8,542)	—	—	—	—	1,445	43,731
Life settlement	67,711	2,532	—	(2,999)	—	(502)	(6,123)	60,619
LLC interest	60,836	—	—	—	—	—	(243)	60,593
LP interest	223,141	2,028	—	—	—	—	(8,145)	217,024
Senior loan	43,341	—	1,960	(4,971)	—	11	174	40,515
Total	$686,936	$(3,982)	$1,960	$(7,970)	$—	$(491)	$(27,255)	$649,198

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The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of June 30, 2024.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	$162,475
	Discounted Cash Flow	Discount Rate	7.50%	—	14.10%	(9.35)%
		Market Rent (per sqft)	$12.50	—	$42.00	$(27.25)
		RevPAR	$74.00	—	$119.00	$(92.00)
		Capitalization Rates	5.25%	—	9.50%	(7.67)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.10x	—	4.10x	(3.60)x
		Multiple of NAV	0.85x	—	1.10x	(0.98)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(30.00)%	—	(20.00)%	(25.00)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	11.5%	(8.79)%	20,824
	Option Pricing Model	Volatility	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.50%	—	30.50%	14%	44,860
		Market Rent (per sqft)	$12.50	—	$42.00	$(27.25)
		Capitalization Rate		5.25%

LP Interest	Direct Capitalization Approach	Capitalization Rate	3.80%	—	6.70%	5.5%	202,969
	Market Approach	Discount to NAV	(7.50)%	—	(2.50)%	(5.00)%

	Recent Transaction	Price per Share		$20.58

Preferred Shares	Recent Transaction	Price per Share		$1,000			67,181

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	49,378

Total							$547,687

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The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2023.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
CLO	Discounted Net Asset Value	Discount		N/A			$1,215

Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	176,256
	Discounted Cash Flow	Discount Rate	7.5%	—	13.90%	(9.18)%
		Market Rent (per sqft)	$11.50	—	$41.00	$(26.25)
		RevPAR	$75.00	—	$145.00	$(102.00)
		Capitalization Rates	5.25%	—	9.5%	(7.58)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.00x	—	4.00x	(3.50)x
		Multiple of NAV	1.00x	—	1.25x	(1.13)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(25.00)%	—	(10.00)%	(17.50)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	10.25%	(8.17)%	42,251
	Option Pricing Model	Volatilty	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.50%	—	30.50%	14%	39,399
		Market Rent (per sqft)	$11.5	—	$41	$(26.25)
		Capitalization Rate		5.25%

LP Interest	Direct Capitalization Approach	Capitalization Rate	4.00%	—	6.80%	5.51%	195,898
		Discount to NAV	(12.5)%	—	(2.5)%	(-7.5% )

	Discounted Cash Flow	Discount Rate	18.00%	—	28.00%	(22.80)%
	Market Approach	Capitalization Rate	5.00%	—	5.50%	(5.22)%
	Recent Transaction	Price per Share		$21.59

Preferred Shares	Recent Transaction	Price per Share		$1,000			66,268

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	46,353

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Total	$567,640

Derivative Financial Instruments and Hedging Activities

The NHT segment manages interest rate risks primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments.

The NHT segment performs market valuations on its derivative financial instruments. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. The NHT segment has an interest rate cap agreement related to the notes payable on the Park City and Bradenton properties. As of June 30, 2024, the interest rate cap agreements effectively cap one-month SOFR on $37.3 million of the NHT segment's floating rate mortgage and mezzanine indebtedness at a weighted average rate of 6.70%.

To comply with the provisions of ASC 820, Fair Value Measurement, the NHT segment incorporates credit valuation adjustments to appropriately reflect both the NHT segment’s own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the NHT segment’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the NHT segment and its counterparties. The Company has determined that the significance of the impact of the credit valuation adjustments made to the NHT segment's derivative contracts, which determination was based on the fair value of each individual contract, was not significant to the overall valuation. Additionally, in the case of interest rate caps, the NHT segment has no performance obligation, so no credit valuation adjustment is necessary. As a result, all of the NHT segment’s derivatives held as of June 30, 2024 were classified as Level 2 of the fair value hierarchy.

Changes in fair value of the interest rate caps are recorded directly as interest expense on the Consolidated Statement of Operations and Comprehensive Income. For the three and six months ended June 30, 2024, NHT recorded $0.1 million, and $0.1 million, respectively, in interest expense related to changes in the fair value of interest rate caps. The combined fair value of the interest rate caps is $0.8 million as of June 30, 2024, and is recorded as interest rate caps in the Consolidated Balance Sheets.

As of June 30, 2024, the NHT segment had the following outstanding interest rate caps:

Type of Derivative	Hedged Financial Instrument	Notional	Strike Rate	Reference Rate		Termination Date
Interest rate cap	Note payable	$39,300	2.00%	One-month SOFR	2.00%	March 5, 2025

10. Life Settlement Portfolio

Prior to September 1, 2023, the Company, through one of its TRSs, owned 100% of the outstanding equity and debt of Specialty Financial Products, Ltd. ("SFP"), an Ireland domiciled private company with limited liability and a Designated Activity Company. At the proposal of NexAnnuity Asset Management, L.P. ("NexAnnuity"), an affiliate of the Adviser, SFP was formed for the purpose of entering into acquisitions of U.S. life settlement policies approved by NexAnnuity and funded by the issuance of debt securities, or the Structured Note purchased by the Company. SFP utilizes proceeds from maturing life settlement contracts to repay the Structured Note and to further invest in life settlement contracts. Prior to September 1, 2023, as the Company owned the outstanding ordinary shares of and Structured Note issued by SFP, the Company consolidated SFP in its entirety. On September 1, 2023, the Company, through one of its TRSs, entered into a

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contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to NHI and its wholly owned subsidiaries, which are related parties. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. As a result, the Company now holds none of the outstanding equity and debt of SFP, and SFP no longer meets the requirements for consolidation under ASC 810 – Consolidation. The Company will have no continuing involvement with SFP. As such, SFP has been deconsolidated herein as of September 1, 2023. The Class A Preferred Stock in NHI is accounted for as an investment in an equity security. However, management has elected to account for the investment using the fair value option and presented it within Investments, at fair value. The fair value of the Class A Preferred Stock is its original issue price of $1,000 per share due to the recent nature of the transaction. Dividends on the Class A Preferred Stock are cumulative and are payable quarterly on March 31, June 30, September 30, and December 31 at an annual rate of 8.0% for years one through seven, 9.5% for years eight through ten, 11.0% for years eleven through thirteen, and 12.0% for years fourteen through sixteen and thereafter.

The transfer of the Structured Note of SFP qualified as a sale under ASC 860 – Transfers and Servicing as (1) the transfer legally isolated the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets.

11. Shareholders’ Equity

Common Shares

As of June 30, 2024, the Company had 40,650,118 common shares, par value $0.001 per share, issued and outstanding. 2,260,518 shares of which were issued during the six months ended June 30, 2024.

During the six months ended June 30, 2024, the Company paid a distribution of $0.15 per share on its common shares on March 28, 2024 to shareholders of record on February 16, 2024, and June 28, 2024 to shareholders of record on May 15, 2024. The dividend paid on March 28, 2024 and June 28, 2024 consisted of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) comprising 20% of the dividend, with the balance being paid in the Company's common shares.

As of June 30, 2023, the Company had 37,171,807 common shares, par value $0.001 per share, issued and outstanding. No shares were issued during the six months ended June 30, 2023.

During the six months ended June 30, 2023, the Company paid a distribution of $0.15 per share on its common shares on March 31, 2023 to shareholders of record on March 15, 2023, and June 30, 2023 to shareholders of record on June 15, 2023.

Preferred Shares

On January 8, 2021, the Company issued 3,359,593 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series A Preferred Shares") with an aggregate liquidation preference of approximately $84.0 million. The Series A Preferred Shares were issued as part of the consideration for an exchange offer for a portion of the Company’s common shares. The Series A Preferred Shares are callable beginning on December 15, 2023 at a price of $25 per share. The Company may exercise its call option at the Company's discretion. As a result, these are included in permanent equity.

During the six months ended June 30, 2024, the Company declared distributions on its Series A Preferred Shares, in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on April 1, 2024, to shareholders of record on March 25, 2024 and July 1, 2024, to shareholders of record on June 24, 2024. The Company sent funding to the transfer agent for the dividend paid on July 1, 2024 prior to June 30, 2024, which was then paid to shareholders on July 1, 2024.

During the six months ended June 30, 2023, the Company declared distributions on its Series A Preferred Shares in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on March 31, 2023 to shareholders of record on March 24, 2023 and in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on June 30, 2023 to shareholders of record on June 23, 2023.

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Dividends on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.5% of the $25 per share liquidation preference and are payable quarterly on March 31, June 30, September 30, and December 31 of each year, or in each case on the next succeeding business day.

Long Term Incentive Plan, NXDT Segment

On January 30, 2023, the Company’s shareholders approved a long-term incentive plan (the “2023 LTIP”) and the Company subsequently filed a registration statement on Form S-8 registering 2,545,000 common shares, which the Company may issue pursuant to the 2023 LTIP. The 2023 LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of share options, appreciation rights, restricted shares, restricted share units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company’s common shares or factors that may influence the value of the Company’s common shares, plus cash incentive awards, for the purpose of providing the Company’s trustees, officers and other key employees (and those of the Adviser and the Company’s subsidiaries), and potentially certain nonemployees who perform employee-type functions, incentives and rewards for performance (the "participants").

Restricted Share Units. Under the 2023 LTIP, restricted share units may be granted to the participants and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for trustees. The most recent grant of restricted share units to officers, employees and certain key employees of the Adviser will vest over a four-year period. Beginning on the date of grant, restricted share units earn dividends that are payable in cash on the vesting date. Compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Forfeitures are recognized as they occur. On March 13, 2024, pursuant to the 2023 LTIP, the Company granted 58,490 restricted share units to its trustees and 975,297 restricted share units to its officers and other employees of the Adviser. The following table includes the number of restricted share units granted, vested, forfeited and outstanding as of and for the six months ended June 30, 2024:

	2024
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding January 1, 2024	589,906	$10.45
Granted	1,033,787	6.10
Vested	(178,856)	10.36
Forfeited	(9,371)	6.10
Outstanding June 30, 2024	1,435,466	$7.36

The following table contains information regarding the vesting of restricted share units under the 2023 LTIP for the next five calendar years subsequent to June 30, 2024:

	Shares Vesting
	March	April	Total
2024	—	—	—
2025	299,971	140,404	440,375
2026	241,481	135,323	376,804
2027	241,482	135,323	376,805
2028	241,482	—	241,482
Total	1,024,416	411,050	1,435,466

For the three months ended June 30, 2024 and 2023, the company recognized approximately $0.9 million and $0.4 million, respectively of equity-based compensation expense related to grants of restricted share units. For the six months ended June 30, 2024 and 2023, the Company recognized approximately $1.4 million and $0.4 million, respectively, of equity-based compensation expense related to grants of restricted share units. As of June 30, 2024, the Company had recognized a liability of approximately $0.5 million related to dividends earned on restricted share units that are payable in cash upon vesting. As of June 30, 2024, total unrecognized compensation expense on restricted share units was

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approximately $9.6 million, and the expense is expected to be recognized over a weighted average vesting period of 2.0 years. As of June 30, 2023, there was no compensation expense on restricted share units.

Incentive Compensation Plan, NHT Segment

NHT has adopted an omnibus equity incentive plan (the “Omnibus Plan”) to allow for the grant of equity incentive awards to key officers and employees of NHT, independent trustees, and key employees of NexPoint Real Estate Advisors VI, L.P. (the "NHT Adviser"). Under the Omnibus Plan, subject to adjustments according to the terms of the plan, the maximum number of NHT Units available for issuance is 3,026,155, representing 20% of the issued and outstanding NHT Units at the time the Omnibus Plan was adopted. On May 21, 2022, the NHT board of trustees determined to suspend the Omnibus Plan.

The Omnibus Plan provides for the granting of deferred units ("DUs") in NHT. On June 28, 2021, NHT granted 339,687 DUs to its independent trustees. On December 13, 2021, NHT granted 210,000 DUs to its independent trustees. These DUs are issued, but not outstanding and vested immediately upon grant.

The Omnibus Plan also provides for the granting of profits interest units ("PIUs") in NHT OP which are convertible to NHT Units. On December 13, 2021, NHT granted 2,475,000 PIUs in the NHT OP to officers of NHT and employees of the NHT Adviser. However, two employees of the NHT Adviser forfeited 120,000 PIUs in November of 2022, leaving the remaining PIUs outstanding at 2,355,000. The PIUs will vest ratably over four years (i.e., 25% per year), however, 50% of the PIUs can vest sooner if the value of the units in the table below is achieved, as determined by a recognized national valuation firm which performs regular valuations of the units. In no case can PIUs vest within one year of grant:

Vesting %	Upon Unit Price Achieving1	PIUs Vested
12.50%	$2.00	294,375
12.50%	2.50	294,375
12.50%	3.00	294,375
12.50%	4.00	294,375
Total		1,177,500

(1) Price to be adjusted for dilutive events.

Vesting %	Date	PIUs Vested
25.00%	December 6, 2022	588,750
25.00%	December 6, 2023	588,750
25.00%	December 6, 2024	588,750
25.00%	December 6, 2025	588,750
Total		2,355,000

Description	Units	Fair Value
PIUs vested in the NHT OP, December 31, 2023	1,471,875	$456
Time vesting PIUs	—	(177)
PIUs vested in the NHT OP, June 30, 2024	1,471,875	$279

Upon conversion, grantees of the PIUs will receive NHT OP Class B Units. As of June 30, 2024, 549,687 DUs and 2,355,000 PIUs have been granted under the Omnibus Plan with 121,468 DUs or PIUs remaining that may be granted.

On May 31, 2022, NHT's board of trustees passed a resolution adopting a deferred unit plan (the “Deferred Unit Plan”). The Deferred Unit Plan was subsequently approved by unitholders at the annual general meeting held on June 30, 2022. The maximum number of DUs reserved for issuance under the Deferred Unit Plan at any time is 2,844,256. On

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September 11, 2023, NHT granted 1,295,668 DUs to certain independent trustees of NHT, pursuant to the Deferred Unit Plan. The DUs were granted in respect of accrued trustee fees up to the June 30, 2023, in the aggregate amount of $323,917 and pursuant to NHT’s matching program. The DUs granted in respect of trustee fees vested immediately upon grant, while the DUs granted pursuant to the matching program will vest on the first anniversary of the grant date. Since the September 2023 grant would have exceeded the insider participation limits under the Deferred Unit Plan, the grant was subject to the adoption of an amended and restated deferred unit plan (the “Amended and Restated Deferred Unit Plan”), which was subject to approval by the TSXV and an affirmative vote of a simple majority of the votes cast by disinterested unitholders of NHT at the annual and special meetings of unitholders. The Amended and Restated Deferred Unit Plan was approved by the requisite majority of the votes cast by disinterested unitholders of NHT on October 26, 2023 and the grant of DUs on September 11, 2023 was ratified by unitholders at the meeting. The TSXV issued its final acceptance letter in respect of the Amended and Restated Deferred Unit Plan on November 20, 2023. On January 10, 2024, the NHT board of trustees determined to suspend the Amended and Restated Deferred Unit Plan.

As of June 30, 2024, 1,295,688 DUs have been issued under the Amended and Restated Deferred Unit Plan.

12. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of the Company’s common shares outstanding and excludes any unvested restricted share units issued pursuant to the 2023 LTIP.

Diluted earnings (loss) per share is computed by adjusting basic earnings per share for the dilutive effect of the assumed vesting of restricted share units. During periods of net loss, the assumed vesting of restricted share units is anti-dilutive and is not included in the calculation of earnings (loss) per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

		Six Months Ended June 30,		Three Months Ended June 30,
		2024	2023	2024	2023
Numerator for loss per share:
Net income (loss) attributable to common shareholders		$(32,486)	$(35,698)	$(9,783)	$(15,022)

Denominator for loss per share:
Weighted average common shares outstanding		39,094	37,172	39,616	37,172
Denominator for basic and diluted loss per share		39,094	37,172	39,616	37,172
Weighted average unvested restricted share units		1,210	37	1,435	38
Denominator for diluted loss per share	(1)	39,094	37,172	39,616	37,172

Loss per weighted average common share:
Basic		$(0.83)	$(0.96)	$(0.24)	$(0.40)
Diluted		$(0.83)	$(0.96)	$(0.24)	$(0.40)

(1)     If the Company sustains a net loss for the period presented, unvested restricted share units are not included in the diluted earnings per share calculation.

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13. Related Party Transactions

Advisory and Administrative Fees, NXDT Segment

Pursuant to the Advisory Agreement, subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of the Company, and provides investment management services.

As of June 30, 2024 and 2023, as consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets (defined below) and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company’s Managed Assets.

On July 22, 2024, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Administrative Fee shall be paid in cash and the monthly installment of the Advisory Fee shall be paid in one-half in cash and one-half in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap. At the Company’s 2023 annual meeting of shareholders, the Company’s shareholders did not approve issuances in excess of the Share Cap. During the three and six months ended June 30, 2024, we issued 208,117.75 and 378,038.36 common shares to the Adviser in payment of the Fees in an amount of $1.35 million and $2.70 million, respectively.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under U.S. generally accepted accounting principles ("GAAP") all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another entity it does not wholly own as a result of owning a controlling interest in such entity or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such entity’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Advisory Fees, NHT Segment

NHT is externally managed by the NHT Adviser. In accordance with the agreement entered into with the NHT Adviser (the “NHT Advisory Agreement”), the Company pays the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value (as defined below). Under the direct supervision of the REIT, the duties performed by NHT’s Adviser under the terms of the NHT Advisory Agreement include, but are not limited to: providing daily management for NHT, selecting and working with third party service providers, overseeing the third party manager, formulating an investment strategy for NHT and selecting suitable properties and investments, managing NHT’s outstanding debt and its interest rate exposure through derivative instruments, determining when to sell assets, and managing the renovation program or overseeing a third party vendor that implements the renovation program. REIT Asset Value means the value of NHT’s total assets, as determined in accordance with International Financial Reporting Standards (IFRS) except that such value shall only consolidate NHT’s and NHT Holdings, LLC assets plus NHT’s pro rata share of leverage at NHT OP. Pursuant to the terms of the NHT Advisory Agreement, NHT will reimburse the NHT Adviser for all documented Operating Expenses and offering expenses it incurs on behalf of NHT. “Operating Expenses” include legal, accounting, financial and due diligence services performed by the NHT Adviser that outside professionals or outside consultants would otherwise perform and NHT’s pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the NHT Adviser required for NHT’s operations. Operating Expenses do not include expenses for the advisory services described in the NHT Advisory Agreement. Certain Operating Expenses, such as NHT’s ratable share of

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rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses incurred by the NHT Adviser or its affiliates that relate to the operations of NHT, may be billed monthly to NHT under a shared services agreement.

As of April 19, 2024, the date of the NHT Acquisition, NHT had a payable balance of advisory fees of $6.5 million. As of June 30, 2024 there is a remaining payable of advisory fees of $6.8 million.

Reimbursement of Expenses; Expense Cap, NXDT Segment

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

The Advisory Agreement has an initial term of three years that will expire on July 1, 2025, and successive additional one-year terms thereafter unless earlier terminated. We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

For the three months ended June 30, 2024 and 2023, the Company incurred Administrative Fees and Advisory Fees of $3.2 million and $1.7 million, respectively. For the six months ended June 30, 2024 and 2023, the Company incurred Administrative Fees and Advisory Fees of $6.4 million and $5.2 million, respectively.

Expense Cap, NHT Segment

Pursuant to the terms of the NHT Advisory Agreement, expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of REIT Asset Value for the calendar year (or part thereof) that the NHT Advisory Agreement is in effect (the “NHT Expense Cap”). The NHT Expense Cap does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside NHT’s ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From the date of the NHT Acquisition to the period ended June 30, 2024, NHT incurred expenses subject to the NHT Expense Cap of $1.0 million.

Internalization Fee, NHT Segment

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NHT and/or the NHT OP may elect to acquire all of the outstanding and issued equity interests of the NHT Adviser (an “NHT Adviser Internalization”) by exercising its rights, in its sole discretion, under the NHT Advisory Agreement (subject to certain terms and conditions) to effect an NHT Adviser Internalization. NHT will pay the Adviser a fee equal to three times the prior 12 months’ advisory fees. Such internalization fee is limited to 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date of the NHT Adviser Internalization.

Loans from Affiliates

As of June 30, 2024, the NHT OP has entered into several convertible notes with certain affiliates of the NHT Adviser totaling $51.0 million see Note 6 to our consolidated financial statements. The proceeds of the notes were primarily used for general corporate and working capital purposes and have been consolidated into one account on the Consolidated Balance Sheet.

Revolving Credit Facility, NXDT Segment

On May 22, 2023, the Company entered into the NexBank Revolver in the initial principal amount of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million and bears interest at one-month SOFR plus 3.50%. The Company drew the $20.0 million on May 22, 2023. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. As of June 30, 2024, the NexBank Revolver had an outstanding balance of $20.0 million.

Guaranties of NexPoint Storage Partners, Inc. Debt

On July 2, 2021, the Company, together with Highland Opportunities and Income Fund (“HFRO”) and Highland Global Allocation Fund (collectively, the “Co-Guarantors”) as limited guarantors, entered into a Guaranty of Recourse Obligations (“SAFStor Recourse Guaranty I”) in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Loan Agreement ("SAFStor Loan Agreement I"), in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor NREA JV – I, LLC (“SAFStor – I”), SAFStor NREA JV – III, LLC (“SAFStor – III”), SAFStor NREA JV – IV, LLC (“SAFStor – IV”), SAFStor NREA JV – V, LLC (“SAFStor – V”), SAFStor NREA JV – VI, LLC (“SAFStor – VI”), SAFStor NREA JV – VII, LLC (“SAFStor – VII”), and SAFStor NREA JV – VIII, LLC (“SAFStor – VIII”) (collectively, “SAFStor”), pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement ("SAFStor Mezzanine Loan Agreement I"), in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On December 8, 2022, NSP completed a transaction that resulted in it acquiring 100% of the equity interest in SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to an Omnibus Amendment to and Reaffirmation of Loan Documents (the “SAFStor Recourse Guaranty II”) in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under a Loan Agreement (“SAFStor Loan Agreement II”), in an aggregate principal amount of $41.99 million, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement II”), in the amount of $1.08 million, for the benefit of entities indirectly owned by SAFStor. Pursuant to the SAFStor Recourse Guaranty I and SAFStor Recourse Guaranty II, the Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined in the respective SAFStor Loan Agreement) arising out of or in connection with certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the respective SAFStor Loan Agreement. The Company also guarantees the full payment of the debt upon the occurrence of any Springing Recourse Events (as defined in the respective SAFStor Loan Agreement), such as if the borrower voluntarily files a bankruptcy or similar liquidation or reorganization action or upon certain other violations of the respective SAFStor Loan Agreement. The guarantees by the Company are limited for loss recourse events, to the loss attributable to properties in which it indirectly owns an interest and for Springing Recourse Events (as defined in the respective SAFStor Loan Agreement) to the pro-rata share of the aggregate liability of all guarantors within the pool of the guarantor properties. As of June 30, 2024, the outstanding balance of the pools of guaranties is $244.44 million.

On September 14, 2022, the Company entered into guaranties (the “BS Guaranties”) for the benefit of JPMorgan Chase Bank, National Association (“JPM”) and any additional or subsequent lenders from time to time (collectively, “BS Lender”) under a loan agreement (the "BS Loan Agreement"), pursuant to which the Company guaranteed certain obligations of the borrowers (“BS Borrower”) under the BS Loan Agreement. The Company, through its ownership in NSP, owns an indirect interest in BS Borrower and entered into the BS Guaranties as a condition of BS Lender lending to

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BS Borrower under the BS Loan Agreement. Pursuant to the BS Guaranties, the Company guaranteed certain carrying obligations, including interest payments, of BS Borrower and certain recourse obligations of BS Borrower pertaining to exculpation or indemnification of BS Lender. The BS Guaranties also provide that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by BS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The BS Loan Agreement provides for a single initial advance of the loan in the amount of $221.8 million to BS Borrower on the closing date and provides BS Borrower the right to request additional advances in connection with subsequently acquired properties. Amounts outstanding under the BS Loan Agreement are due and payable on March 9, 2024 which date may, at the option of BS Borrower, be extended for an additional six months upon the satisfaction of certain terms and conditions. On March 8, 2024, the BS Lender agreed to extend the maturity date to March 22, 2024. On March 22, 2024, the BS Lender agreed to extend the maturity date on the two loans to September 9, 2024. Borrowings outstanding under the BS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising BS Borrower and bear interest at the one-month SOFR, subject to a floor of 0.5%, plus an applicable spread of approximately 4.0% with respect to approximately $133.3 million of principal as of June 30, 2024 and approximately 5.4% with respect to approximately $46.9 million of principal as of June 30, 2024.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NREF, HFRO and NexPoint Real Estate Strategies Fund (collectively, the "NSP Co-Guarantors"), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP ("Extra Space") pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains outstanding as of June 30, 2024. As of June 30, 2024, the outstanding NSP Series D Preferred Stock accrued dividends was $11.6 million, and the Company and NREF OP IV REIT Sub, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

Separately, on September 14, 2022, the Company entered into a Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (the “CMBS Guaranty”) for the benefit of JPM and any additional or subsequent lenders from time to time (collectively, the “CMBS Lender”) under a loan agreement (the "CMBS Loan Agreement"), by and among the borrowers thereunder (collectively, “CMBS Borrower”) and the CMBS Lender. The Company, through its ownership in NSP, owns an indirect interest in CMBS Borrower and entered into the CMBS Guaranty as a condition of CMBS Lender lending to CMBS Borrower under the CMBS Loan Agreement. Pursuant to the CMBS Guaranty, the Company guaranteed certain recourse obligations of CMBS Borrower pertaining to exculpation or indemnification of CMBS Lender. The CMBS Guaranty also provides that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by CMBS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The CMBS Loan Agreement provides for a loan of $356.5 million to CMBS Borrower. Amounts outstanding under the CMBS Loan Agreement are due and payable on September 9, 2024 which date may, at the option of CMBS Borrower, be extended for three successive one-year terms upon the satisfaction of certain terms and conditions. Borrowings outstanding under the CMBS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising CMBS Borrower and bear interest at one-month SOFR plus a spread of approximately 3.6%, which will increase by 0.1% upon a second extension of the loan maturity and by an additional approximately 0.15% upon a third extension of the loan maturity.

Subsidiary Investment Management Agreement

SFP is a party to a management agreement (the "SFP IMA") with NexAnnuity pursuant to which NexAnnuity provides investment management services to SFP. Mr. Dondero serves as President of NexAnnuity, which is indirectly owned by a trust of which Mr. Dondero is the primary beneficiary. As discussed in Note 9, the Company disposed of its interest in SFP on September 1, 2023. Prior to its disposition, the Company paid $0.1 million in management fees to NexAnnuity.

In exchange for its services, the SFP IMA provided that NexAnnuity would receive a management fee (the "SFP Management Fee") paid monthly in an amount equal to 1.0% of the average weekly value of an amount equal to the total assets of SFP, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but

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not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the investment objective, investment guidelines and policies under the SFP IMA, and/or (iv) any other means, plus any value added tax or any other applicable tax, if any, thereon. NexAnnuity could waive all or a portion of the SFP Management Fee.

Other Related Party Transactions

The Company has in the past, and may in the future, utilize the services of affiliated parties. The Company holds multiple operating accounts at NexBank. The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. For the three and six months ended June 30, 2024 the Company through its subsidiaries has paid approximately $0.1 million and $0.3 million, respectively, in property management fees to NexVest. For the three and six months ended June 30, 2023, the Company through its subsidiaries has paid approximately $0.2 million and $0.3 million respectively, in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and had a fixed fee of $750 per month. Effective January 1, 2023, the property management agreement was amended and the property management fee was increased to $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the three and six months ended June 30, 2024, the SPE holding Cityplace Tower reimbursed $0.4 million and $0.9 million, respectively, to NexVest for these expenses. For the three and six months ended June 30, 2023, the SPE holding Cityplace Tower reimbursed $0.5 million and $0.9 million, respectively, to NexVest for these expenses.

A director and officer of the Company, who controls the Adviser, which externally manages the Company, also (i) is the beneficiary of a trust that indirectly owns 100% of the limited partnership interests in the parent of the Adviser and directly owns 100% of the general partnership interests in the parent of the Adviser and (ii) is a director of NexBank Capital, the holding company of NexBank, directly owns a minority of the common stock of NexBank, and is the beneficiary of a trust that directly owns a substantial portion of the common stock of NexBank.

The Company is a limited guarantor and an indemnitor on one of NHTs loans with an aggregate principal amount of $74.4 million as of June 30, 2024. NHT is a publicly traded hospitality REIT that is managed by an affiliate of the Adviser. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper.

On December 8, 2022, the Company, through NexPoint Real Estate Opportunities, LLC ("NREO"), entered into a Contribution Agreement pursuant to which NREO contributed all of its interests in the joint ventures (the "SAFStor Ventures") with SAFStor NREA GP – I, LLC, SAFStor NREA GP – II, LLC and NREA GP – III, LLC to NexPoint Storage Partners Operating Company, LLC (the "NSP OC") in exchange for approximately 47,064 newly created Class B common operating company units of the NSP OC ("Class B Units"), representing 14.8% of the outstanding combined classes of common units of the NSP OC (the "NSP OC Common Units") immediately after NREO’s acquisition of Class B Units. The NSP OC is the operating company of NSP, of which the Company owns approximately 86,369 shares, or 52.8%, of the outstanding common stock as of June 30, 2024. In connection with the foregoing, the NSP OC acquired all of the other interests in the SAFStor Ventures from affiliates of the Adviser following which they were wholly owned by a subsidiary of the NSP OC. The SAFStor Ventures are invested, through subsidiaries, in various self-storage real estate development projects primarily located on the East Coast of the United States. As of June 30, 2024, the Company owns approximately 47,064 Class B Units, or 29.5%, of the outstanding NSP OC Common Units.

On December 23, 2022, the Company, through NREO, redeemed 2,100,000 common units of limited partnership (the "NREF OP Units") of NexPoint Real Estate Finance Operating Partnership, L.P. (the "NREF OP") for 2,100,000 shares of common stock of NREF. The NREF OP is the operating partnership of NREF, a publicly traded mortgage REIT managed by an affiliate of the Adviser.

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On September 1, 2023, the Company, through one of its wholly owned TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to related party NHI and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. On September 28, 2023, the Company, through one of its wholly owned TRSs, redeemed 2,000 shares of Class A Preferred Stock in NHI. On October 24, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NHI. On November 10, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NHI. On January 12, 2024, the Company, through one of its wholly owned TRSs, redeemed 1,700 shares of Class A Preferred Stock in NHI.

NREF OP Promissory Note

On April 19, 2024, the Company, through the OP, loaned $6.5 million to NREF OP IV, L.P. ("NREF OP IV"). In connection with the loan, NREF OP IV issued a promissory note to the OP in the principal amount of $6.5 million bearing interest at 7.535%, which is payable in kind, interest only during the term and matures on April 19, 2029. On June 4, 2024 NREF OP IV paid down $0.6 million in principal. As of June 30, 2024, the outstanding principal balance is $5.9 million. NREF OP IV is a subsidiary of NREF, which is managed by an affiliate of the Adviser.

Related Party Investments

The Company, from time to time, may invest in entities managed by affiliates of the Adviser. For the six months ended and as of June 30, 2024, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Real Estate Finance, Inc.	Common Stock	$28,812	$(4,263)	$—	$—	$2,100	$(2,163)
NexPoint Storage Partners, Inc.	Common Stock	67,256	(932)	—	—	—	(932)
NexPoint Residential Trust, Inc.	Common Stock	3,719	481	—	—	86	567
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	20,824	11	—	—	814	825
NexPoint Storage Partners Operating Company, LLC	LLC Units	36,649	(508)	—	—	—	(508)
SFR WLIF III, LLC	LLC Units	6,948	—	—	370	—	370
Claymore Holdings, LLC	LLC Units	—	(110)	—	—	—	(110)
Allenby, LLC	LLC Units	—	(46)	—	—	—	(46)
Haygood, LLC.	LLC Units	—	—	—	—	—	—
VineBrook Homes Operating Partnership, L.P.	Partnership Units	156,658	7,201	—	—	2,943	10,144

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Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	66,804	(9,885)	—	—	4,869	(5,016)
NexPoint SFR Operating Partnership, L.P.	Partnership Units	46,310	(4,315)	—	—	1,242	(3,073)
NexAnnuity Holdings, Inc.	Preferred Shares	67,181	—	—	—	2,613	2,613
NexPoint Storage Partners Operating Company, LLC	Promissory Note	4,986	(15)	—	—	134	119
NexPoint SFR Operating Partnership, L.P.	Promissory Note	500	—	—	—	22	22
NREF OP IV, L.P.	Promissory Note	5,900	—	—	—	96	96
Total		$512,547	$(12,381)	$—	$370	$14,919	$2,908

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For the six months ended and as of June 30, 2023, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
SFR WLIF III, LLC	LLC Units	$7,306	$—	$—	$421	$—	$421
NexPoint Residential Trust, Inc.	Common Stock	4,075	175	—	—	75	250
NexPoint Hospitality Trust	Common Stock	16,964	(10,721)	—	—	—	(10,721)
NexPoint Hospitality Trust	Convertible Notes	22,531	1,052	—	—	319	1,371
NexPoint Storage Partners, Inc.	Common Stock	105,005	1,311	—	—	—	1,311
NexPoint Storage Partners Operating Company, LLC	LLC Units	57,220	714	—	—	—	714
NexPoint SFR Operating Partnership, L.P.	Partnership Units	49,720	(4,361)	—	—	1,203	(3,158)
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	21,200	393	—	—	998	1,391
Claymore Holdings, LLC	LLC Units	—	—	—	—	—	—
Allenby, LLC	LLC Units	—	—	—	—	—	—
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	75,909	(1,461)	—	—	5,843	4,382
NexPoint Real Estate Finance, Inc.	Common Stock	32,739	(630)	—	—	2,877	2,247
VineBrook Homes Operating Partnership, L.P.	Partnership Units	167,305	(3,784)	—	—	2,866	(918)
Total		$559,974	$(17,312)	$—	$421	$14,181	$(2,710)

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14. Commitments and Contingencies

Commitments

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with the NSP Co-Guarantors, as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The NSP Series D Preferred Stock remains outstanding as of June 30, 2024. As of June 30, 2024, the outstanding NSP Series D Preferred Stock accrued dividends was $11.6 million, and the Company and NREF OP IV REIT SUB, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

On July 2, 2021, the Company, together the Co-Guarantors as limited guarantors, entered into a SAFStor Recourse Guaranty I in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement I, in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor, pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement I, in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to the SAFStor Recourse Guaranty II in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement II, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement II, for the benefit of entities indirectly owned by SAFStor. See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $74.4 million outstanding, as of June 30, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on a loan taken by the SPE which owns Cityplace Tower with an aggregate principal amount of $141.1 million as of June 30, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of June 30, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company. The Company is not involved in any material litigation nor, to management’s knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company’s business, assets, cash flows or results of operations. As of June 30, 2024, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

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Claymore, Allenby and Haygood are engaged in ongoing litigation that could result in a possible gain contingency to the Company. The probability, timing, and potential amount of recovery, if any, are unknown.

15. Operating Leases

Lessor Accounting

The following table summarizes the future minimum lease payments to the Company as the lessor under the operating lease obligations at June 30, 2024 (in thousands). These amounts do not reflect future rental revenues from renewal or replacement of existing leases. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

Year:	Operating Leases
2024	$4,490
2025	8,955
2026	8,178
2027	7,267
2028	5,080
Thereafter	28,316
Total	$62,286

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s Consolidated Statements of Operations and Comprehensive Income (in thousands) for the six months ended June 30, 2024:

For the Six Months Ended June 30, 2024
Tenant	Rental Income
Neiman Marcus Group, LLC	$979
Saputo Dairy Foods	$924

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s Consolidated Statements of Operations and Comprehensive Income (in thousands) for the six months ended June 30, 2023:

For the Six Months Ended June 30, 2023
Tenant	Rental Income
Hudson Advisors, LLC	$1,424

16. Segment Information

Reportable Segments

Following the consolidation of NHT, the Company has two reportable segments. For the three and six months ended June 30, 2024, the majority of the Company’s operations are included within the Company’s primary reportable segment, NXDT, as the NHT reportable segment was acquired on April 19, 2024. For the three and six months ended June 30, 2023,

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the Company had one reportable segment, NXDT. The following presents select operational results for the reportable segments (in thousands):

	For the Three Months Ended June 30,
	2024			2023
	Revenues	Expenses	Net loss	Revenues	Expenses	Net loss
NexPoint Diversified Real Estate Trust	12,950	12,376	(6,435)	13,880	13,853	(13,867)
NexPoint Hospitality Trust	9,324	9,305	(4,087)	—	—	—
Total Company	$22,274	$21,681	$(10,522)	$13,880	$13,853	$(13,867)

	For the Six Months Ended June 30,
	2024			2023
	Revenues	Expenses	Net loss	Revenues	Expenses	Net loss
NexPoint Diversified Real Estate Trust	25,755	24,912	(27,983)	28,746	26,391	(33,388)
NexPoint Hospitality Trust	9,324	9,305	(4,087)	—	—	—
Total Company	$35,079	$34,217	$(32,070)	$28,746	$26,391	$(33,388)

The following presents select balance sheet data for the reportable segments (in thousands):

	As of June 30, 2024			As of December 31, 2023
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total Company	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total Company
Assets
Gross operating real estate investments	$288,023	$170,139	$458,163	$284,439	$—	$284,439
Accumulated depreciation and amortization	(25,769)	(1,355)	(27,123)	(20,525)	—	(20,525)
Net operating real estate investments	262,255	168,785	431,040	263,914	—	263,914
Net real estate investments	262,255	168,785	431,040	263,914	—	263,914
Other assets	802,036	16,657	818,693	834,422	—	834,422
Total assets	$1,064,291	$185,442	$1,249,733	$1,098,336	$—	$1,098,336

Although the Company considers NOI a useful measure of a segment's or segments' operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities, as determined in accordance with GAAP. NOI excludes a number of income and expense categories as detailed in the reconciliation of NOI to net income and consistent with how the Company's CODM evaluates total NOI. The following table, which has not been adjusted for the effects of NCI, reconciles our NOI for the three and six months ended June 30, 2024 to net loss, the most directly comparable GAAP financial measure by reportable segment (in thousands):

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	For the Three Months Ended June 30, 2024			For the Six Months Ended June 30, 2024
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total
Net loss	$(6,435)	$(4,087)	$(10,522)	$(27,983)	$(4,087)	$(32,070)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,174	269	3,443	6,420	269	6,689
Corporate general and administrative expenses	2,625	570	3,195	5,460	570	6,030
Income tax expense	285	18	303	835	18	853
Depreciation and amortization	2,747	1,355	4,102	5,543	1,355	6,898
Interest expense	4,380	3,471	7,851	8,911	3,471	12,382
Non-operating property investment revenue	(8,530)	(374)	(8,904)	(17,261)	(374)	(17,635)
Realized gains (losses) from non-real estate investments	3	—	3	21,875	—	21,875
Change in unrealized (gains) losses from non-real estate investments	3,154	—	3,154	(3,136)	—	(3,136)
Equity in (income) losses of unconsolidated equity method ventures	(196)	—	(196)	958	—	958
NOI	$1,208	$1,221	$2,429	$1,623	$1,221	$2,844

(1)    Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

17. Subsequent Events

Dividends Declared

On July 27, 2024, the Board approved a quarterly dividend of $0.15 per common share, payable on September 30, 2024 to shareholders of record on August 15, 2024. The dividend on the Company’s common shares consists of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company’s common shares. Also on July 27, 2024, the Board approved a quarterly dividend of $0.34375 per Series A Preferred Share, payable on September 30, 2024 to shareholders of record on September 23, 2024.

NexPoint Semiconductor Manufacturing DST

On July 26, 2024, NREO purchased $14.9 million of LLC interests in NexPoint Semiconductor Manufacturing DST.

NexPoint Life Science II DST

On July 26, 2024, NREO purchased $4.6 million of LLC interests in NexPoint Life Science II DST.

White Rock Center Loan

On August 2, 2024, the Company, through Freedom LHV, LLC (“Freedom LHV”), an indirect subsidiary of the Company, entered into a loan agreement with The Ohio State Life Insurance Company (“OSL”), an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, pursuant to which OSL provided a loan to

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Freedom LHV in the aggregate principal amount of $10.0 million (the "OSL Loan"). The OSL loan bears interest at 10.00% per annum, is payable monthly and matures on August 2, 2029.

The OSL Loan is secured by certain real property held by Freedom LHV and is guaranteed by the Company. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained therein, defaults in payments under any other security instrument, and bankruptcy or other insolvency events.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes included herein and with our 2023 Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Quarterly Report. See “Cautionary Statement Regarding Forward-Looking Statements” in this report and "Risk Factors" in Part I, Item 1A, "Risk Factors" of our 2023 Annual Report.

Overview

As of June 30, 2024, our Portfolio consisted primarily of debt and equity investments in the single-family rental, self-storage, office, hospitality, life science and multifamily sectors. The company has two reportable segments, NXDT and NHT. NXDT represents the Company's primary reportable segment and represents a significant majority of the Company's consolidated portfolio (the "NXDT Portfolio"). The NXDT reportable segment is the legacy reportable segment and is focused on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity. The NHT reportable segment represents a minority of the Company's consolidated portfolio (the "NHT Portfolio") and operations and is focused on acquiring additional U.S. located hospitality assets that meet its investment objectives and criteria and seeking to own, renovate and operate its existing portfolio of income-producing hotel properties. Substantially all of our business is conducted through the OP. The OP GP is the sole general partner of the OP and is owned 100% by the Company. As of June 30, 2024, there were 2,000 OP Units outstanding, of which 100% were owned by us.

On July 1, 2022, or the Deregistration Date, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act declaring that the Company has ceased to be an investment company under the Investment Company Act (the "Deregistration Order"). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity (the "Business Change").

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. We are externally managed by the Adviser through the Advisory Agreement, by and among the Company and the Adviser. The Advisory Agreement was dated July 1, 2022, and amended on October 25, 2022, April 11, 2023 and July 22, 2024, for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser is wholly owned by our Sponsor.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through one or more TRS entities and is subject to applicable federal, state, and local income and margin taxes.

The high rate environment and ongoing economic uncertainty, has limited credit availability to commercial real estate. Less available and more expensive debt capital has had pronounced effects on the capital markets, making property acquisitions and other investments harder to finance. Similar factors also impact the timing of and proceeds generated from asset sales and our ability to obtain debt capital.

On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed in connection with the bankruptcy proceedings of Highland, a former affiliate of our Sponsor, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. In addition, on February 8, 2023, UBS

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Securities and its affiliate (collectively “UBS”) filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of entities currently or previously affiliated with Mr. Dondero, seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Macroeconomic trends, including increases in or high inflation and rising or high interest rates, may adversely impact our business, financial condition and results of operations. Rising inflation could have an adverse impact on our operating expenses, as these costs could increase at a rate higher than our rental and other revenue. There is no guarantee we will be able to mitigate the impact of rising or high inflation. In response to high inflation, the Federal Reserve raised interest rates to combat inflation and restore price stability. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases or elevated rates will result in higher debt service costs which will adversely affect our cash flows. We cannot make assurances that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Components of Our Revenues and Expenses

Revenues

Rental income. Our rental income is primarily attributable to the rental revenue from our investment in Cityplace Tower, a 42-story, 1.36 million-square-foot, trophy office building acquired in 2018 as well as rental income from two retail properties. Our rental income also includes utility reimbursements, late fees, common area maintenance reimbursements, and other rental fees charged to tenants.

Food and beverage revenue. F&B revenue includes revenue from the NHT Portfolio generated from the sale of food and/or beverage offerings.

Room revenue. Room revenue includes revenue from the NHT Portfolio from renting out rooms to customers.

Interest income. Interest income includes interest earned from our debt investments.

Dividend income. Dividend income includes dividends from our equity investments.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, parking fees, and other miscellaneous fees charged to tenants and income items.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs of property owned directly or indirectly by us.

Property management fees. Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 13 to our consolidated financial statements).

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property owned directly or indirectly by us. Insurance includes the cost of commercial, general liability, and other needed insurance for each property owned directly or indirectly by us.

Advisory and administrative fees. Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement and fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement (see Note 13 to our consolidated financial statements).

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Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property owned directly or indirectly by us.

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the Advisory Fees and Administrative Fees paid to our Adviser were limited to the Expense Cap for the 12 months ended June 30, 2023. This limitation ended June 30, 2023, and did not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also did not apply to legal, accounting, financial, due diligence, and other service fees incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, such expenses are considered permanently waived and become non-recoupable in the future.

Conversion expense - Conversion expenses include the costs of the Business Change in conjunction with the Deregistration Order, which primarily include legal fees and other fees incurred in preparation for or as a direct result of the conversion. These conversion expenses are included in the Consolidated Statement of Operations and Comprehensive Income (Loss) as conversion expenses.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our real properties and amortization of acquired in-place leases on property owned directly or indirectly by us.

Other Income and Expense

Interest Expense. Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs, if any, and the related impact of interest rate derivatives, if any, used to manage our interest rate risk.

Equity in Earnings (Losses) of Unconsolidated Ventures. Equity in earnings (losses) of unconsolidated ventures represents the change in our basis in equity method investments resulting from our share of the investments’ income and expenses. Profit and loss from equity method investments for which we’ve elected the fair value option are classified in divided income, change in unrealized gains and realized gains as applicable.

Income Tax Expense. Income tax expense is primarily derived from taxable gains from asset sales and other income earned from investments held in NXDT's wholly owned TRSs and NHT's TRSs.

Unrealized Gain (Loss) on Investments. Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

Realized Gain (Loss) on Investments. The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statements of Operations on both the Successor and Predecessor basis with respect to the investment sold at the time of the sale.

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Real Estate Investments Statistics

As of June 30, 2024, the NXDT segment was invested in two retail properties, and one office and hospitality property (excluding investments in undeveloped land), and the NHT segment consisted of eight hotel properties as listed below:

NXDT Segment:

					Average Effective Monthly Occupied Rent Per Square Foot (1) as of	% Occupied (2) as of
Property Name	Rentable Square Footage (in thousands)	Property Type		Date Acquired	June 30, 2024	June 30, 2024
White Rock Center	82,793	Retail		6/13/2013	$1.56	70.2
5916 W Loop 289	30,140	Retail		7/23/2013	-	—
Cityplace Tower	1,365,711	Office & Hospitality	(3)	8/15/2018	$2.17	47.7
	1,478,644

NHT Segment:

Brand	Location	Name	Chain Scale	Service Scale	Year Built/Last Renovation	Rooms
Hilton Garden Inn	Dallas, Texas	HGI Property	Upscale	Select-Service	1995/2016	240
Hyatt	Park City, Utah	Park City	Upscale	Full-Service	2016	122
Hampton Inn & Suites	Bradenton, Florida	Bradenton	Upscale	Select-Service	1926/2016	119

Homewood Suites	Plano, Texas	HWS Plano	Upscale	Extended Stay	1996/2018	99
Homewood Suites	Addison, Texas	HWS Addison	Upscale	Extended Stay	1990/2018	120
Homewood Suites	Irving, Texas	HWS Las Colinas	Upscale	Extended Stay	1990/2018	136
Marriott	St. Petersburg, Florida	St. Pete Property	Upper Upscale	Full-Service	2001/2021	209
Total Rooms:						1,045

(1)

Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of June 30, 2024, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of June 30, 2024.

(2)	Percent occupied is calculated as the rentable square footage occupied as of June 30, 2024, divided by the total rentable square footage, expressed as a percentage.
(3)	Cityplace is currently under development and the Company is converting part of the property into a hotel, which was still under construction as of June 30, 2024.
(4)	The property's tenant vacated in the fourth quarter of 2023. The Company is currently looking into leasing out the property.

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Consolidated Results of Operations for the Three and Six Ended June 30, 2024, and 2023

The three months ended June 30, 2024 as compared to the three months ended June 30, 2023

The following tables set forth a summary of our operating results for the three months ended June 30, 2024 and 2023 (in thousands):

	For the Three Months Ended June 30,
	2024	2023	$ Change
Total revenues	$22,274	$13,880	$8,394
Total expenses	(21,681)	(13,853)	(7,828)
Operating income	593	27	566
Interest expense	(7,851)	(3,762)	(4,089)
Equity in income (losses) of unconsolidated ventures	196	422	(226)
Income tax expense	(303)	(308)	5
Change in unrealized gains (losses)	(3,154)	(9,332)	6,178
Realized gains (losses)	(3)	(914)	911
Net income (loss)	(10,522)	(13,867)	3,345
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)	—
Net (income) loss attributable to noncontrolling interests	1,894	—	1,894
Net income (loss) attributable to common shareholders	$(9,783)	$(15,022)	$5,239

The net loss for the three months ended June 30, 2024 and 2023, primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $4.0 million for the three months ended June 30, 2024, compared to $5.4 million for the three months ended June 30, 2023, which was a decrease of approximately $1.4 million. Rental income decreased between the periods due to a decrease in occupancy at Cityplace Tower.

Rooms. Rooms revenue was $8.2 million for the three months ended June 30, 2024. All rooms revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Food and beverage. F&B revenue was $0.8 million for the three months ended June 30, 2024. All F&B revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Interest and dividends. Interest and dividends totaled $8.9 million for the three months ended June 30, 2024, compared to $8.4 million for the three months ended June 30, 2023, which was an increase of approximately $0.5 million. The increase between the periods was primarily due to an increase in dividend income.

Other income. Other income was approximately $373.0 thousand for the three months ended June 30, 2024, compared to $22.0 thousand for the three months ended June 30, 2023, which was an increase of approximately $351.0 thousand. The increase between the periods was primarily due to the consolidation of NHT.

Expenses

Property operating expenses. Property operating expenses were $6.8 million for the three months ended June 30, 2024, compared to $2.5 million for the three months ended June 30, 2023, which was an increase of approximately $4.3 million. The increase between the periods was primarily due to the consolidation of NHT.

Property management fees. Property management fees were $0.2 million for the three months ended June 30, 2024, compared to $0.2 million for the three months ended June 30, 2023.

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Real estate taxes and insurance. Real estate taxes and insurance costs were $1.8 million for the three months ended June 30, 2024, compared to $1.3 million for the three months ended June 30, 2023, which was an increase of approximately $0.5 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower. The increase between the periods was primarily due to the consolidation of NHT.

Advisory and administrative fees. For the three months ended June 30, 2024, the Company incurred administrative fees and advisory fees of $3.4 million. For the three months ended June 30, 2023, the Company incurred administrative fees and advisory fees of $3.6 million, inclusive of $0.4 million in expenses that were waived and cannot be recouped by the Adviser. The Expense Cap expired on June 30, 2023. The decrease between the three months ended June 30, 2024 and the three months ended June 30, 2023, is primarily attributed to a decrease in total assets used to calculate the administrative and advisory Fees, offset by an addition in fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement from the NHT Acquisition.

Property general and administrative expenses. Property general and administrative expenses were $2.2 million for the three months ended June 30, 2024, compared to $1.0 million for the three months ended June 30, 2023, which was an increase of approximately $1.2 million. The increase between the periods is primarily attributed to the consolidation of NHT. Property general and administrative expenses consist primarily of expenses from our investment in Cityplace Tower and NHT properties.

Corporate general and administrative expenses. Corporate general and administrative expenses were $3.2 million for the three months ended June 30, 2024, compared to $2.3 million for the three months ended June 30, 2023, which was an increase of approximately $0.9 million. The increase between the periods was primarily due to the consolidation of NHT.

Conversion expenses. Conversion expenses were $0.0 million for the three months ended June 30, 2024, compared to $1.3 million for the three months ended June 30, 2023, which was a decrease of approximately $1.3 million. The decrease between the periods was due to the completion of the Business Change, which resulted in a reduction in conversion-related expenses and associated fees.

Depreciation and amortization. Depreciation and amortization costs were $4.1 million for the three months ended June 30, 2024, compared to $3.6 million for the three months ended June 30, 2023, which was an increase of approximately $0.5 million. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets. The increase between the periods was primarily due to the consolidation of NHT.

Other Income and Expense

Interest expense. Interest expense was $7.9 million for the three months ended June 30, 2024, compared to $3.8 million for the three months ended June 30, 2023, which was an increase of approximately $4.1 million. The increase between the periods, was primarily due to the consolidation of NHT.

Equity in income (losses) of unconsolidated ventures. Equity in losses of unconsolidated ventures was $0.2 million for the three months ended June 30, 2024, compared to $0.4 million for the three months ended June 30, 2023, which was a decrease of approximately $0.2 million. The decrease between periods was primarily due to a decrease in net income at Marriot Uptown.

Income tax expense. The Company has recorded income tax expense (benefit) of $0.5 million associated with the TRSs for the three months ended June 30, 2024, and $0.3 million associated with the TRSs for the three months ended June 30, 2023. The tax expense for the three months ended June 30, 2024 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.2 million for a net expense of $0.3 million for the three months ended June 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $(3.2) million for the three months ended June 30, 2024, compared to $(9.3) million for the three months ended June 30, 2023, which was an increase of approximately $6.1 million. The gains for the three months ended June 30, 2024 were largely driven by mark-to-market gains on common units of VineBrook Homes Operating Partnership, L.P. ("VB OP") of $9.7 million, offset by IQHQ LP interests of $5.4 million, NREF OP Units of $3.1 million, and NREF common stock of $1.3 million. The losses for the three months ended June 30, 2023 were primarily driven by mark-to-market losses on

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common units of NexPoint SFR Operating Partnership, L.P. ("SFR OP") of $4.8 million, mark-to-market losses on NHT common stock of $4.7 million and losses on VB OP common units of $4.6 million.

Realized gains (losses). Realized gains (losses) were $0.0 million for the three months ended June 30, 2024, compared to $(0.9) million for the three months ended June 30, 2023, which was an increase of approximately $0.9 million. The realized losses for the three months ended June 30, 2023 was primarily driven by realized losses on sales of equity positions.

The six months ended June 30, 2024 as compared to the six months ended June 30, 2023

	For the Six Months Ended June 30,
	2024	2023	$ Change
Total revenues	$35,079	$28,746	$6,333
Total expenses	(34,217)	(26,391)	(7,826)
Operating income	862	2,355	(1,493)
Interest expense	(12,382)	(7,224)	(5,158)
Equity in income (losses) of unconsolidated ventures	(958)	346	(1,304)
Income tax expense	(853)	(1,114)	261
Change in unrealized gains (losses)	3,136	(27,972)	31,108
Realized gains (losses)	(21,875)	221	(22,096)
Net income (loss)	(32,070)	(33,388)	1,318
Net (income) loss attributable to preferred shareholders	(2,310)	(2,310)	—
Net (income) loss attributable to noncontrolling interests	1,894	—	1,894
Net income (loss) attributable to common shareholders	$(32,486)	$(35,698)	$3,212

The net loss for the six months ended June 30, 2024 and 2023, primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $8.0 million for the six months ended June 30, 2024, compared to $10.1 million for the six months ended June 30, 2023, which was a decrease of approximately $2.1 million. Rental income decreased between the periods due to a decrease in occupancy at Cityplace Tower.

Rooms revenue. Rooms revenue was $8.2 million for the six months ended June 30, 2024. All rooms revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Food and beverage revenue. F&B revenue was $0.8 million for the six months ended June 30, 2024. All F&B revenue is derived from the NHT segment, which was not consolidated prior to April 19, 2024.

Interest and dividends. Interest and dividends totaled $17.6 million for the six months ended June 30, 2024, compared to $18.6 million for the six months ended June 30, 2023, which was a decrease of approximately $0.9 million. The decrease between the periods was attributed to a decrease in dividends from CLO equity investments.

Other income. Other income was approximately $0.40 million for the six months ended June 30, 2024, compared to $0.03 million for the six months ended June 30, 2023, which was an increase of approximately $0.37 million. The increase between the periods was attributed to the NHT consolidation.

Expenses

Property operating expenses. Property operating expenses were $8.3 million for the six months ended June 30, 2024, compared to $4.0 million for the six months ended June 30, 2023, which was an increase of approximately $4.3 million. The increase between the periods was primarily due to the NHT consolidation.

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Property management fees. Property management fees were $0.4 million for the six months ended June 30, 2024, compared to $0.4 million for the six months ended June 30, 2023.

Real estate taxes and insurance. Real estate taxes and insurance costs were $3.0 million for the six months ended June 30, 2024, compared to $2.7 million for the six months ended June 30, 2023, which was an increase of approximately $0.3 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower. The increase between the periods was primarily due to the consolidation of NHT.

Advisory and administrative fees. For the six months ended June 30, 2024, the Company incurred administrative fees and advisory fees of $6.7 million. For the six months ended June 30, 2023, the Company incurred administrative fees and advisory fees of $5.2 million, inclusive of $2.0 million in expenses that were waived and cannot be recouped by the Adviser. The Expense Cap expired on June 30, 2023. The increase between the six months ended June 30, 2024 and the six months ended June 30, 2023, is primarily attributed to the addition of fees paid to the NHT Adviser pursuant to the NHT Advisory Agreement from the NHT Acquisition.

Property general and administrative expenses. Property general and administrative expenses were $2.9 million for the six months ended June 30, 2024, compared to $1.8 million for the six months ended June 30, 2023, which was an increase of approximately $1.1 million. The increase between the periods is primarily attributed to the NHT consolidation.

Corporate general and administrative expenses. Corporate general and administrative expenses were $6.0 million for the six months ended June 30, 2024, compared to $3.7 million for the six months ended June 30, 2023, which was an increase of approximately $2.3 million. The increase between periods was primarily due to an increase in accounting and audit fees.

Conversion expenses. Conversion expenses were $0.0 million for the six months ended June 30, 2024, compared to $1.4 million for the six months ended June 30, 2023, which was a decrease of approximately $(1.4) million. The decrease between the periods was primarily due to a decrease in expenses related to the Business Change.

Depreciation and amortization. Depreciation and amortization costs were $6.9 million for the six months ended June 30, 2024, compared to $7.1 million for the six months ended June 30, 2023, which was a decrease of approximately $0.2 million. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets. The decrease between the periods was primarily due to the NHT consolidation.

Other Income and Expense

Interest expense. Interest expense was $12.4 million for the six months ended June 30, 2024, compared to $7.2 million for the six months ended June 30, 2023, which was an increase of approximately $5.2 million. The increase between the periods was primarily due to the NHT consolidation.

Equity in income (losses) of unconsolidated ventures. Equity in losses of unconsolidated ventures was $(1.0) million for the six months ended June 30, 2024, compared to $0.3 million for the six months ended June 30, 2023, which was a decrease of approximately $(1.3) million. The decrease between periods was primarily due to a decrease in net income at Marriot Uptown.

Income tax expense. The Company has recorded income tax expense (benefit) of $1.0 million associated with the TRSs for the six months ended June 30, 2024 and $1.1 million associated with the TRSs for the six months ended June 30, 2023. The tax expense for the three months ended June 30, 2024 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.2 million for a net expense of $0.8 million for the six months ended June 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $3.1 million for the six months ended June 30, 2024, compared to $(28.0) million for the six months ended June 30, 2023, which was an increase of approximately $31.1 million. The gains for the six months ended June 30, 2024 were largely driven by redemptions of the legacy CLO positions, which generated realized losses and a positive change in unrealized, mark-to-market gains on VB OP Units of $7.2 million, offset by NREF OP Units of $9.8 million, and NREF common stock of $7.3 million. The losses for the six months ended June 30, 2023 were primarily driven by mark-to-market losses

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on common units of SFR OP of $4.8 million, mark-to-market losses on NHT common stock of $4.7 million and losses on VB OP common units of $4.6 million.

Realized gains (losses). Realized gains (losses) were $(21.9) million for the six months ended June 30, 2024, compared to $0.2 million for the six months ended June 30, 2023, which was a decrease of approximately $(22.1) million. The losses for the six months ended June 30, 2024 were primarily driven by realized losses on the legacy CLOs of $22.8 million. The gains for the six months ended June 30, 2023 were primarily driven by a realized gains on the sale of equities of $1.1 million.

Non-GAAP Measurements

Consolidated Net Operating Income and Same Store Net Operating Income

Net Operating Income ("NOI") is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties between segments and to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense, (2) advisory fees and administrative fees, (3) the impact of depreciation and amortization, (4) corporate general and administrative expenses, (5) income tax expenses, (6) conversion expenses, (7) non-operating property investment revenue, (8) realized and change in unrealized gains (losses) generated from non-real estate investments, and (9) equity in income (losses) of unconsolidated equity method ventures.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, which may have changed or may change in the future. Corporate general and administrative expenses, advisory fees and administrative fees, conversion expenses, and income tax expenses are eliminated because they do not reflect continuing operating costs of the property. Depreciation and amortization expenses are eliminated because they may not accurately represent the actual change in value in our properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Equity in income (losses) of unconsolidated equity method ventures are eliminated because they do not reflect continuing operating costs of the properties. Non-operating property investment revenue and realized and change in unrealized gains (losses) from non-real estate investments are eliminated as they do not reflect continuing operating costs of the properties. We believe that eliminating these items from net income (loss) is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, advisory fees and administrative fees, conversion expenses, income tax expenses, depreciation and amortization expense, non-operating property investment revenue and realized and change in unrealized gains and losses generated from non-real estate investments, and equity in income or losses of unconsolidated equity method ventures, all of which may be material values. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI.

Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define “Same Store NOI” as NOI for our properties that are comparable between periods and that are stabilized. Please see below for a discussion of properties included as Same Store (defined below). We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions from the beginning of the compared period to the end of the current period.

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Consolidated NOI and Same Store NOI for the Three and Six Months Ended June 30, 2024 and 2023

The following table, which has not been adjusted for the effects of noncontrolling interests ("NCI"), reconciles our NOI for the three and six months ended June 30, 2024 and 2023 to net income (loss), the most directly comparable GAAP financial measure (in thousands):

	For the Three Months Ended June 30	For the Three Months Ended June 30	For the Six Months Ended June 30	For the Six Months Ended June 30
	2024	2023	2024	2023
Net loss	$(10,522)	$(13,867)	$(32,070)	$(33,388)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,443	1,660	6,689	5,238
Corporate general and administrative expenses	3,195	2,252	6,030	3,748
Conversion expenses	—	1,281	—	1,444
Income tax expense	303	308	853	1,114
Depreciation and amortization	4,102	3,584	6,898	7,108
Interest expense	7,851	3,762	12,382	7,224
Non-operating property investment revenue¹	(8,904)	(8,441)	(17,635)	(18,578)
Realized gains (losses) from non-real estate investments	3	914	21,875	(221)
Change in unrealized (gains) losses from non-real estate investments	3,154	9,332	(3,136)	27,972
Equity in (income) losses of unconsolidated equity method ventures	(196)	(422)	958	(346)
NOI	$2,429	$363	$2,844	$1,315
Less Non-Same Store
Revenues	$(12,986)	$(5,064)	$(16,739)	$(9,446)
Operating expenses	10,805	4,955	14,312	8,599
Same Store NOI	$247	$254	$418	$468

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The following table, which has not been adjusted for the effects of NCI, reconciles our NOI for the three and six months ended June 30, 2024 to net loss, the most directly comparable GAAP financial measure by reportable segment (in thousands):

	For the Three Months Ended June 30, 2024			For the Six Months Ended June 30, 2024
	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total	NexPoint Diversified Real Estate Trust	NexPoint Hospitality Trust	Total
Net loss	$(6,435)	$(4,087)	$(10,522)	$(27,983)	$(4,087)	$(32,070)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,174	269	3,443	6,420	269	6,689
Corporate general and administrative expenses	2,625	570	3,195	5,460	570	6,030
Income tax expense	285	18	303	835	18	853
Depreciation and amortization	2,747	1,355	4,102	5,543	1,355	6,898
Interest expense	4,380	3,471	7,851	8,911	3,471	12,382
Non-operating property investment revenue¹	(8,530)	(374)	(8,904)	(17,261)	(374)	(17,635)
Realized gains (losses) from non-real estate investments	3	—	3	21,875	—	21,875
Change in unrealized (gains) losses from non-real estate investments	3,154	—	3,154	(3,136)	—	(3,136)
Equity in (income) losses of unconsolidated equity method ventures	(196)	—	(196)	958	—	958
NOI	$1,208	$1,221	$2,429	$1,623	$1,221	$2,844
Less Non-Same Store
Revenues	$(3,974)	$(9,012)	$(12,986)	$(7,726)	$(9,012)	$(16,739)
Operating expenses	3,692	7,112	10,805	7,200	7,112	14,312
Same Store NOI	$926	$(679)	$247	$1,097	$(679)	$418

(1)    Non-operating property investment revenue is defined as revenue included in the consolidated financial statements that are from non-operating properties such as dividend income and interest income.

Consolidated NOI for Our Same Store and Non-Same Store Properties for the Three Months Ended June 30, 2024 and 2023

There are two properties, White Rock Center and 5916 W Loop 289, in our same store pool for the three months ended June 30, 2024, and 2023 (our "Same Store" properties). Our Same Store properties exclude Cityplace Tower as of June 30, 2024 and 2023, because it was not yet stabilized, meaning construction or renovation was not completed. Non-Same Store properties include properties not yet stabilized. Our Same Store properties also exclude the NHT segment, as the properties in that segment were not held in the comparable period.

The following table reflects the revenues, property operating expenses and NOI for the three months ended June 30, 2024 and 2023 for our Same Store and Non-Same Store properties (dollars in thousands):

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	For the Three Months Ended June 30
	2024	2023	$ Change	% Change
Revenues
Same Store
Rental income	$386	$374	$12	3.2%
Same Store revenues	707	722	(15)	-2.1%
Non-Same Store
Rental income	3,600	5,042	(1,442)	-28.6%
Other income	374	22	352	1604.3	% (1)
Rooms	8,200	—	8,200	—%
Food and beverage	812	—	812	—%
Non-Same Store revenues	12,986	5,064	7,922	156.4	% (1)
Total revenues	13,372	5,438	7,934	145.9	% (1)

Operating expenses
Same Store
Property operating expenses	39	26	13	50.0%
Real estate taxes and insurance	66	63	3	4.8%
Property management fees	21	19	2	10.5%
Property general and administrative expenses	14	13	1	7.7%
Same Store operating expenses	139	121	19	15.7%
Non-Same Store
Property operating expenses	6,717	2,493	4,224	169.4	% (1)
Real estate taxes and insurance	1,708	1,277	431	33.8%
Property management fees	166	173	(7)	-4.0%
Property general and administrative expenses	2,214	1,012	1,202	118.8	% (1)
Non-Same Store operating expenses	10,805	4,955	5,850	118.0	% (1)
Total operating expenses	10,944	5,076	5,869	115.6	% (1)

NOI
Same Store	247	254	(8)	-3.1%
Non-Same Store	2,182	109	2,073	1898.2	% (1)
Total NOI	$2,428	$363	$2,065	569.4	% (1)

(1)    Denotes that the significant percentage change in the current period comparison is primarily attributed to the consolidation of NHT.

Consolidated Same Store Results of Operations for the Three Months Ended June 30, 2024 and 2023

As of June 30, 2024, our Same Store properties were approximately 51.5% leased with a weighted average monthly effective occupied rent per square foot of $1.14, compared to 75.4% leased with a weighted average monthly effective rent

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per square foot of $1.21 as of June 30, 2023. For our Same Store properties, we recorded the following operating results for the three months ended June 30, 2024 and 2023.

Revenues

Rental Income. Rental income was $0.4 million for the three months ended June 30, 2024, compared to $0.4 million for the three months ended June 30, 2023.

Expenses

Property operating expenses. Property operating expenses were $39.0 thousand for the three months ended June 30, 2024, compared to $25.8 thousand for the three months ended June 30, 2023, which was an increase of approximately $13.0 thousand. The majority of the increase between the three months ended June 30, 2024 and the three months ended June 30, 2023 is related to an increase in repair and maintenance fees.

Real estate taxes and insurance. Real estate taxes and insurance costs were $66.1 thousand for the three months ended June 30, 2024, compared to $62.8 thousand for the three months ended June 30, 2023, which was an increase of approximately $3.3 thousand or 0.7%. The majority of the increase between the three months ended June 30, 2024 and the three months ended June 30, 2023 is related to an increase in the property tax budget.

Property management fees. Property management fees were $20.5 thousand for the three months ended June 30, 2024, compared to $18.5 thousand for the three months ended June 30, 2023, which was an increase of approximately $2.0 thousand, or 5.6%. The increase between the three months ended June 30, 2024 and the three months ended June 30, 2023 is related to an increase in rental revenue, which the management fee is calculated off of.

Property general and administrative expenses. Property general and administrative expenses were $13.5 thousand for the three months ended June 30, 2024, compared to $13.5 thousand for the three months ended June 30, 2023.

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Consolidated NOI for Our Same Store and Non-Same Store Properties for the Six Months Ended June 30, 2024 and 2023

The following table reflects the revenues, property operating expenses and NOI for the six months ended June 30, 2024 and 2023 for our Same Store and Non-Same Store properties (dollars in thousands):

	For the Six Months Ended June 30
	2024	2023		$ Change	% Change
Revenues
Same Store
Rental income	$707	$374		$12	3.2%
Same Store revenues	707	722		(15)	-2.1%
Non-Same Store
Rental income	7,325	9,415		(2,090)	-22.2%
Other income	402	31		371	1198.2	% (1)
Rooms	8,200	—		8,200	—%
Food and beverage	812	—		812	—%
Non-Same Store revenues	16,739	9,446		7,293	77.2	% (1)
Total revenues	17,446	10,168		7,278	71.6	% (1)

Operating expenses
Same Store
Property operating expenses	88	50		38	75.6%
Real estate taxes and insurance	146	145		1	0.7%
Property management fees	38	36		2	5.6%
Property general and administrative expenses	17	23		(7)	-26.1%
Same Store operating expenses	288	254		34	13.8%
Non-Same Store
Property operating expenses	8,246	3,976		4,269	107.4	% (1)
Real estate taxes and insurance	2,868	2,552		316	12.4%
Property management fees	324	326		(2)	-0.6%
Property general and administrative expenses	2,875	1,745		1,130	64.8	% (1)
Non-Same Store operating expenses	14,312	8,599		5,713	66.4	% (1)
Total operating expenses	14,601	8,853		5,747	64.9	% (1)

NOI
Same Store	419	468		(49)	-10.7%
Non-Same Store	2,426	847	0	1,580	186.4	% (1)
Total NOI	$2,845	$1,315		$1,531	116.3	% (1)

(1)    Denotes that the significant percentage change in the current period comparison is primarily attributed to the consolidation of NHT.

See reconciliation of net income (loss) to NOI above under “NOI and Same Store NOI for the Three and Six Months Ended June 30, 2024 and 2023.”

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Consolidated Same Store Results of Operations for the Six Months Ended June 30, 2024 and 2023

As of June 30, 2024, our Same Store properties were approximately 51.5% leased with a weighted average monthly effective occupied rent per square foot of $1.14, compared to 75.4% leased with a weighted average monthly effective rent per square foot of $1.21 as of June 30, 2023. For our Same Store properties, we recorded the following operating results for the six months ended June 30, 2024 and 2023.

Revenues

Rental Income. Rental income was $0.7 million for the six months ended June 30, 2024, compared to $0.7 million for the six months ended June 30, 2023.

Expenses

Property operating expenses. Property operating expenses were $88.0 thousand for the six months ended June 30, 2024, compared to $50.1 thousand for the six months ended June 30, 2023, which was an increase of approximately $37.9 thousand or 75.6%. The majority of the increase between the six months ended June 30, 2024 and the six months ended June 30, 2023 is related to an increase in repair and maintenance fees.

Real estate taxes and insurance. Real estate taxes and insurance costs were $145.9 thousand for the six months ended June 30, 2024, compared to $144.9 thousand for the six months ended June 30, 2023, which was an increase of approximately $1.0 thousand or 0.7%, which was an increase of approximately $3.0 thousand, or 4.8%. The majority of the increase between the six months ended June 30, 2024 and the six months ended June 30, 2023 is related to an increase in the property tax budget.

Property management fees. Property management fees were $37.5 thousand for the six months ended June 30, 2024, compared to $35.7 thousand for the six months ended June 30, 2023, which was an increase of approximately $1.8 thousand, or 5.6%. The increase between the six months ended June 30, 2024 and the six months ended June 30, 2023 is related to an increase in rental revenue, which the management fee is calculated off of.

Property general and administrative expenses. Property general and administrative expenses were $16.8 thousand for the six months ended June 30, 2024, compared to $23.4 thousand for the six months ended June 30, 2023, which was a decrease of approximately $6.7 thousand, or (26.1)%. The majority of the decrease between the six months ended June 30, 2024 and the six months ended June 30, 2023 is related to a decrease in professional fees.

Consolidated FFO and AFFO

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and adjusted funds from operations (“AFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income (loss), as defined by GAAP. We compute FFO attributable to common shareholders as net income (loss), excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and realized gains (losses). Our calculation of FFO differs slightly from NAREIT's definition of FFO because we exclude realized gains (losses). We believe the exclusion of realized gains (losses) is appropriate because these realized gains (losses) are not related to our real estate properties. Our presentation differs slightly in that we begin with net income (loss) before adjusting for amounts attributable to redeemable non-controlling interests in NHT and we show the combined amounts attributable to such non-controlling interests as an adjustment to arrive at FFO attributable to common shareholders.

AFFO makes certain adjustments to FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts

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FFO to remove items such as equity based compensation expense and the amortization of deferred financing costs incurred in connection with obtaining long-term debt financing, non-controlling interests (as described above) related to these items, and change in unrealized gains (losses). We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

We believe that the use of FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the three and six months ended June 30, 2024 and 2023 (in thousands, except per share amounts):

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		For the Three Months Ended June 30,	For the Three Months Ended June 30,	For the Six Months Ended June 30	For the Six Months Ended June 30
		2024	2023	2024	2023	% Change (1)
Net income (loss)		$(10,522)	$(13,867)	$(32,070)	$(33,388)	-3.9%
Depreciation and amortization		4,102	3,584	6,898	7,108	-3.0%
Realized (gains) losses		3	914	21,875	(221)	N/M
Adjustment for noncontrolling interests		1,266	—	1,266	—	—%
FFO		(5,151)	(9,369)	(2,031)	(26,501)	N/M
Distributions to preferred shareholders		(1,155)	(1,155)	(2,310)	(2,310)	—%
FFO attributable to common shareholders		(6,306)	(10,524)	(4,341)	(28,811)	N/M

FFO per share - basic		$(0.16)	$(0.29)	$(0.11)	$(0.78)	N/M
FFO per share - diluted		$(0.16)	$(0.28)	$(0.11)	$(0.77)	N/M

Equity-based compensation expense		1,232	436	1,779	436	N/M
Amortization of deferred financing costs - long term debt		(176)	230	(447)	(244)	N/M
Change in unrealized (gains) losses		3,154	9,332	(3,136)	27,972	N/M
AFFO attributable to common shareholders		(2,096)	(526)	(6,145)	(647)	N/M

AFFO per share - basic		$(0.05)	$(0.02)	$(0.16)	$(0.02)	N/M
AFFO per share - diluted		$(0.05)	$(0.02)	$(0.16)	$(0.02)	N/M

Weighted average common shares outstanding - basic		39,616	37,172	39,094	37,172	5.2%
Weighted average common shares outstanding - diluted	(2)	41,062	37,755	39,321	37,465	5.0%

Dividends declared per common share		$0.15	$0.15	$0.30	$0.30	—%
Net income (loss) coverage	(3)	-1.77x	-2.49x	-2.73x	-2.99x	-13.54%
FFO Coverage - diluted	(3)	-1.07x	-1.85x	-0.37x	-2.56x	N/M

AFFO Coverage - diluted	(3)	-0.34x	-0.16x	-0.52x	-0.06x	N/M

(1) Represents the percentage change for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

(2) The Company uses actual diluted weighted average common shares outstanding when in a dilutive position for FFO and AFFO.

(3) Indicates coverage ratio of net income (loss)/FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

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The three months ended June 30, 2024 as compared to the three months ended June 30, 2023

FFO was $(5.2) million for the three months ended June 30, 2024, compared to $(9.4) million for the three months ended June 30, 2023, which was an increase of approximately $4.2 million. The change in our FFO between the three months ended June 30, 2024 and the three months ended June 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

AFFO was $(2.1) million for the three months ended June 30, 2024, compared to $(0.5) million for the three months ended June 30, 2023, which was a decrease of approximately $1.6 million. The change in our AFFO between the three months ended June 30, 2024 and the three months ended June 30, 2023 primarily relates an increase in revenue from the NHT consolidation.

The six months ended June 30, 2024 as compared to the six months ended June 30, 2023

FFO was $(2.0) million for the six months ended June 30, 2024, compared to $(26.5) million for the six months ended June 30, 2023, which was an increase of approximately $24.5 million. The change in our FFO between the six months ended June 30, 2024 and the six months ended June 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

AFFO was $(6.1) million for the six months ended June 30, 2024, compared to $(0.6) million for the six months ended June 30, 2023, which was a decrease of approximately $(5.5) million. The change in our AFFO between the six months ended June 30, 2024 and the six months ended June 30, 2023 primarily relates to the redemptions of the CLO positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures including:

•	capital expenditures to continue the ongoing development of Cityplace Tower;

•	capital expenditures necessary to maintain the NHT hotel properties;

•	interest expense and scheduled principal payments on outstanding indebtedness (see “—Obligations and Commitments” below);

•	recurring maintenance necessary to maintain our properties;

•	distributions necessary to qualify for taxation as a REIT;

•	income taxes for taxable income generated by TRS entities;

•	acquisition of additional properties or investments;

•	advisory and administrative fees payable to our Adviser;

•	general and administrative expenses;

•	reimbursements to our Adviser; and

•	property management fees.

We expect to meet our short-term liquidity requirements generally through our investment income, existing cash balance and, if necessary, future debt or equity issuances. As of June 30, 2024, we had $28.4 million of cash available to meet our short-term liquidity requirements. As of June 30, 2024, we also had $34.8 million of restricted cash held in reserve by the lender on the Cityplace debt. These reserves include escrows for property taxes and insurance, reserves for tenant improvements as well as required excess collateral. As of June 30, 2024, we also had $1.0 million of restricted cash held in reserve by the lender on the NexBank Revolver. These reserves are to be used for future interest payments on the

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debt facility. As of June 30, 2024, we also had $10.2 million of restricted cash reserves associated with the NHT segment for brand-mandated Performance Improvement Plan (“PIPs”) and furniture, fixtures and equipment upgrades arising from the execution of the Company’s franchise agreement and future insurance and property tax expenses.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional properties, make additional accretive investments pursuant to our investment strategy, renovations and other capital expenditures to improve our properties and scheduled debt payments and distributions. We expect to meet our long-term liquidity requirements through various sources of capital, which may include a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property and non-real estate asset dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our ongoing renovation of Cityplace, our other properties will require periodic capital expenditures and renovation to remain competitive. We estimate an additional $190 million to $210 million of capital expenditures to complete the Cityplace renovation. Also, acquisitions, redevelopments, or expansions of our properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following June 30, 2024.

Cash Flows

The following table presents selected data from our consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 (in thousands):

	For the Six Months Ended June 30
	2024	2023
Net cash used in operating activities	$(8,047)	$(20,849)
Net cash provided by investing activities	42,222	18,633
Net cash used in financing activities	(13,037)	(1,642)
Net decrease in cash, cash equivalents and restricted cash	21,138	(3,858)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$74,307	$44,791

Cash flows from operating activities. During the six months ended June 30, 2024, net cash provided by (used in) operating activities was $(8.0) million, compared to net cash provided by operating activities of $(20.8) million for the six months ended June 30, 2023. The change in cash flows from operating activities was mainly attributable to a decrease in income taxes payable, life settlement premiums and accounts payable.

Cash flows from investing activities. During the six months ended June 30, 2024, net cash provided by investing activities was $42.2 million, compared to net cash provided by investing activities of $18.6 million for the six months ended June 30, 2023. The change in cash flows from investing activities was mainly due to the net cash acquired from the NHT Acquisition during the period.

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Cash flows from financing activities. During the six months ended June 30, 2024, net cash used in financing activities was $(13.0) million, compared to net cash used in financing activities of $(1.6) million for the six months ended June 30, 2023. The change in cash flows from financing activities was due to a decrease in proceeds received from credit facilities, which was partially offset by a decrease in cash payments for dividends to common shareholders.

Debt

Mortgage Debt

As of June 30, 2024, our consolidated subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $141.1 million at a weighted average interest rate of 8.49%. See Note 6 to our consolidated financial statements for additional information.

We intend to invest in additional real estate investments as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common shares or other securities or investment and property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common shares or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovation and development programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Cityplace Debt

On May 8, 2023, we received lender consent to defer the maturity of the Cityplace debt to September 8, 2023. Also on May 8, 2023, the parties to the loan agreement agreed to convert the index upon which the interest rate is based to one-month SOFR effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 8, 2025. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility ("Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and increased the credit limit to $20 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. As of June 30, 2024, the Credit Facility bore interest at the one-month SOFR plus 4.25%. During the six months ended June 30, 2024, the Company paid down $3.0 million on the Credit Facility. As of June 30, 2024, the Credit Facility had an outstanding balance of $17.0 million. For additional information regarding our Credit Facility, see Note 6 to our consolidated financial statements.

The Credit Facility will mature on October 7, 2025 and is subject to monthly amortization payments through the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

Revolving Credit Facility

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On May 22, 2023, the Company entered into the revolving credit facility with NexBank (the "NexBank Revolver"), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million. As of June 30, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on November 21, 2024, with the option to extend the maturity up to one time by six months. On May 21, 2024, the Company elected to extend the maturity by six months to November 21, 2024. In order to extend the debt, the Company must give at the latest, a 60 day notice to the lender, as well as fund the interest reserve account up to a six-month reserve. As of June 30, 2024, the NexBank Revolver had an outstanding balance of $20.0 million. As of June 30, 2024, the Company held $1.0 million in restricted cash in the interest reserve account.

Notes Payable, NHT Segment

On February 28, 2019, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $59.4 million Note A loan (the “Note A Loan”) and a $28.6 million Note B loan (the “Note B Loan”) with Acore. The Note A Loan bears interest at a variable rate equal to the 30-day SOFR plus 2.00% and matures on March 1, 2025. The Note B Loan bears interest at a variable rate equal to the 30-day SOFR plus 6.46% and matures on March 1, 2025. As of June 30, 2024, the Note A Loan and Note B Loan had an outstanding balance of $50.2 million and $24.2 million and effective interest rates of 7.34% and 11.75%, respectively.

On February 15, 2022, in connection with the acquisition of the Park City and Bradenton properties, NHT, through subsidiaries of NHT OP, entered into a borrowing arrangement for a $39.3 million loan (the “PC & B Loan”) with AREEIF Lender, LLC and matures on February 5, 2025. The outstanding balance on the PC & B Loan at June 30, 2024 was $37.3 million, with $2.5 million available to draw on for renovation purposes as of June 30, 2024.

The PC & B Loan and the Note A Loan and Note B Loan contain customary representations, warranties, and events of default, which require NHT to comply with affirmative and negative covenants. As of June 30, 2024, NHT is in compliance with all debt covenants.

The NHT OP also entered into several convertible notes with affiliates of the NHT Adviser since January 8, 2019. The fixed rate notes have rates ranging from 1.82% to 7.50% (which were market interest rates at the time of their issuance) while outstanding and mature in 20 years from their date of issuance. As of June 30, 2024, the net carrying amount of the convertible notes due to affiliates of the NHT Adviser was $51.0 million.

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Obligations, Commitments and Investment Opportunities

The following table summarizes our contractual obligations and commitments as of June 30, 2024 for the next five calendar years subsequent to June 30, 2024.

	Payments Due by Period (in thousands)
	Total		2024	2025	2026	2027	2028	Thereafter
Property Level Debt
Principal payments	$266,073		$—	$266,073	$—	$—	$—	$—
Interest expense	12,723		9,878	2,846	—	—	—	—
Total	$278,796		$9,878	$268,919	$—	$—	$—	$—

Prime Brokerage Borrowing
Principal payments	$1,349		$—	$—	$—	$—	$—	$1,349	(1)
Interest expense	395		79	79	79	79	79	—	(1)
Total	$1,744		$79	$79	$79	$79	$79	$1,349

Preferred Shares
Dividend payments	N/A	(2)	$(2,310)	$(4,620)	$(4,620)	$(4,620)	$(4,620)	N/A	(2)

Credit Facility
Principal payments	$87,980		$26,000	$11,000	$—	$—	$—	$50,980
Interest expense	2,708		2,269	439	—	—	—	—
Total	$90,688		$28,269	$11,439	$—	$—	$—	$50,980

Total contractual obligations and commitments	$371,229		$35,916	$275,817	$(4,541)	$(4,541)	$(4,541)	$52,329

(1)	Assumes no additional borrowings or repayments. The Prime Brokerage (as defined below) balance has no stated maturity date.
(2)	The Series A Preferred Shares are perpetual.

NXDT Advisory Agreement

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser the Fees, which includes the Advisory Fee equal to 1.00% of Managed Assets and the Administrative Fee equal to 0.20% of the Company’s Managed Assets. The Advisory Agreement provides that the Administrative Fees shall be paid in cash and the monthly installment of the Advisory Fees shall be paid one-half in cash and one-half in common shares of the Company, subject to certain restrictions. For additional information, see Note 13 to our consolidated financial statements.

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees

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incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

As of June 30, 2024, a total of $3.1 million in Fees to the Adviser have been waived to comply with the Expense Cap. For the three and six months ended June 30, 2024, the Company expensed $3.4 million and $6.7 million, respectively, related to the Fees. Of this $3.4 million, $1.4 million is related to shares that were, or is expected to be issued in lieu of cash, and $2.0 million that was, or is expected to be paid in cash. Of this $6.7 million, $2.7 million is related to shares that were, or are expected to be issued in lieu of cash, and $4.0 million that was, or is expected to be paid in cash.

NHT Advisory Agreement

As consideration for the NHT Adviser’s services under the NHT Advisory Agreement, we pay the NHT Adviser an advisory fee equal to 1.00% of the REIT Asset Value. Pursuant to the terms of the NHT Advisory Agreement, NHT will reimburse the NHT Adviser for all documented Operating Expenses and offering expenses it incurs on behalf of NHT. Expenses paid or incurred by NHT for advisory fees payable to the NHT Adviser, Operating Expenses incurred by the NHT Adviser or its affiliates in connection with the services it provides to NHT and its subsidiaries and compensation expenses relating to equity awards granted under a long-term incentive plan of NHT will not exceed 1.5% of the REIT Asset Value for the calendar year (or part thereof). The NHT Expense Cap does not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions and other events outside NHT’s ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. From April 19, 2024 to June 30, 2024, NHT incurred expenses subject to the NHT Expense Cap of $1.0 million.

NHT and/or the NHT OP may elect to acquire all of the outstanding and issued equity interests of the NHT Adviser (the “Internalization”) by exercising its rights, in its sole discretion, under the NHT Advisory Agreement (subject to certain terms and conditions) to effect the Internalization. NHT will pay the NHT Adviser a fee equal to three times the prior 12 months’ advisory fee as consideration for an Internalization (the “Internalization Fee”). The Internalization Fee is limited to 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date of the Internalization. The Internalization has not occurred as of June 30, 2024.

Alewife Holdings Loan

On May 10, 2024, the Company, through the OP, NREF OP IV, L.P (“NREF OP IV”), a subsidiary of NREF, an entity that is managed by an affiliate of the Adviser, and The Ohio State Life Insurance Company (“OSL”), an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, entered into an Assignment and Assumption and Co-Lender Agreement, pursuant to which NREF OP IV assigned the right to fund up to 9% of a loan (the “Alewife Loan”) to be made to IQHQ-Alewife Holdings, LLC (“Alewife Holdings”) to the OP and allocated the right to fund up to 9% of the Alewife Loan to OSL. Upon receipt of a draw request, the OP would have the right to elect to fund an amount equal or greater than zero and up to (i) 9% of the total amount of all advances previously made under the loan plus the amount of the then current borrowing, (ii) less the total amount of advances previously made by the OP. NREF OP IV would be required to fund any amounts not funded by OSL and the OP. At any time that the OP has funded less than 9% of all advances made under the Alewife Loan, the OP shall have the option upon notice to NREF OP IV to pay to NREF OP IV any amount of such unfunded amount. Upon such payment, the OP would become entitled to all interest and fees accrued on the amount paid to NREF OP IV on and after the date of such payment.

IQHQ Promissory Note and Warrant

On May 23, 2024, NexPoint Bridge Investor I, LLC (“Bridge Investor I”), an entity owned by an affiliate of the Adviser, entered into a Secured Convertible Promissory Note and Warrant Purchase Agreement (“Purchase Agreement”) whereby IQHQ, LP issued and sold to Bridge Investor I Secured Convertible Promissory Note (the “IQHQ Promissory Note”) with a purchase commitment of $150 million. The IQHQ Promissory Note bears interest at 16.5%, which is payable

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in kind, and matures on May 23, 2025, which may be extended up to two times for a period of six months after each extension at the option of IQHQ, LP upon payment of an extension fee. The IQHQ Promissory Note will automatically convert into Series E preferred stock of IQHQ, Inc. upon a Qualified Equity Financing (as defined in the IQHQ Promissory Note). In accordance with the Purchase Agreement, IQHQ Holdings, LP (“IQHQ Holdings”) also issued and sold a corresponding warrant to Bridge Investor I to purchase Class A-3 Units of IQHQ Holdings (the “IQHQ Warrant”). The IQHQ Warrant entitles the holder to purchase, at an exercise price of $0.01, Class A-3 Units of IQHQ Holdings representing up to 6.25% of the fully diluted and outstanding common equity of IQHQ Holdings if the IQHQ Promissory Note is fully funded. The IQHQ Warrant is exercisable, in whole or in part, at any time, and expires on May 23, 2034, unless there is an earlier change of control, initial public offering or liquidation. The OP and certain entities advised by affiliates of our Adviser (the “IQHQ Participating Purchasers”) own common equity in IQHQ Holdings and/or IQHQ LP and NREF owns Series D-1 preferred stock in IQHQ, Inc., which is the limited partner in IQHQ, LP.

In connection with the Purchase Agreement, the OP, NREF, through certain subsidiaries, and the IQHQ Participating Purchasers entered into a participation rights agreement with Bridge Investor I pursuant to which the OP and the IQHQ Participating Purchasers have a right to fund up to specified amounts of the IQHQ Promissory Note and IQHQ Warrant. Upon receipt of a draw request, each IQHQ Participating Purchaser will have the right to elect to fund an amount equal or greater than zero up to their respective preemptive right under the IQHQ Holdings or IQHQ LP organizational documents less the total amount of advances previously made by such IQHQ Participating Purchaser. Upon receipt of a draw request, the OP will also have the right to elect to fund an amount equal or greater than zero up to 50% of the total requested amount that is not funded by the IQHQ Participating Purchasers. NREF would be required to fund any amounts not funded by the IQHQ Participating Purchasers and the OP. At any time that the IQHQ Participating Purchasers have funded less than their respective participation amounts, the IQHQ Participating Purchasers have the option to pay NREF or the OP (to the extent it has funded) any amount of such unfunded amount. Upon such payment, the IQHQ Participating Purchaser would become entitled to all interest accrued on the amounts paid to NREF or the OP, if applicable, on and after the date of such payment. A portion of the IQHQ Warrant is allocated in accordance with the pro rata funding of the IQHQ Promissory Note. As of the date hereof, the OP has not funded any amounts.

Income Taxes

I.    Canadian mutual fund status

NHT is a mutual fund trust pursuant to the Tax Act. Under current tax legislation, a mutual fund trust that is not a SIFT pursuant to the Tax Act is entitled to deduct distributions of taxable income such that it is not liable to pay Canadian income taxes provided that its taxable income is fully distributed to unitholders. NHT intends to qualify as a mutual fund trust that is not a SIFT and to make distributions not less than the amount necessary to ensure that NHT will not be liable to pay Canadian income taxes.

II.    U.S REIT Status

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. However, we can give no assurance that we will maintain REIT qualification. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual “REIT taxable income”, as defined by the Code, to stockholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company has recorded a current income tax expense of $1.0 million associated with the TRSs for the three months ended June 30, 2024, which is largely driven by income from the Company’s legacy CLO investments and investments in debt instruments not secured by mortgages on real property. The tax expense is decreased by the annual change in valuation allowance on a deferred tax asset of $0.2 million for a net expense of $0.8 million for the three months ended June 30, 2024, that is recorded on the Consolidated Statement of Operations and Comprehensive Income.

If we fail to qualify as a REIT in any taxable year, we could be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income (loss) and net cash available for distribution to stockholders. Unless we were entitled to relief under certain

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Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT. As of June 30, 2024, we believe we are in compliance with all applicable REIT requirements.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50% probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. As of June 30, 2024 and to our knowledge, we have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of June 30, 2024. We and our subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our Consolidated Statements of Operations and Comprehensive Income (Loss).

Dividends

We intend to make regular quarterly dividend payments to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common shares out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per common share, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, investments held through our TRSs, book/tax differences on income derived from partnerships, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared a dividend on our common shares of $0.15 per share which was paid on June 28, 2024 to shareholders of record on May 15, 2024. Our Board declared a dividend on our Series A Preferred Shares of $0.34375 per share which was sent to the transfer agent prior to June 30, 2024, and paid on July 1, 2024, to shareholders of record on June 24, 2024. We expect that dividends on our common shares, when, if and as declared by our Board, will be declared on a quarterly basis.

The purpose of paying the elective stock dividend partially in shares and partially in cash is to conserve cash for additional investments at the Company. The Company may revert to paying the dividend solely in cash at some point in the future when cash flow from operations supports such a cash dividend. However, there can be no assurance that cash flow from operations will be able to support a cash dividend in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had the following off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Commitments

The Company is the guarantor on three secured loans to, and dividend payments with respect to Series D Preferred Stock of NSP, an affiliate of the Adviser, with the secured loans having an aggregate principal amount of approximately $536.7 million outstanding as of June 30, 2024. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 13 to our consolidated financial statements for additional information.

The Company is also the guarantor on two pools of loans of SAFStor, Inc. ("SAFStor"), an entity that NSP acquired 100% of the equity interest of on December 8, 2022. The Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined below) arising out or in connection with certain bad acts. The Company also guarantees the full payment of the debt, upon the occurrence of any Springing Recourse Events (as defined below). As of June 30, 2024 the outstanding balance of the pools of guaranties is $244.4 million. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 13 to our consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $74.4 million as of June 30, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $141.1 million as of June 30, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of June 30, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our unaudited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management’s historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required.

See Note 3 to our consolidated financial statements, “Summary of Significant Accounting Policies”, for further discussion of our accounting estimates and policies.

Valuation of Level 3 Fair Valued Investments

As of June 30, 2024, approximately 43.8% of the total assets owned by the Company are comprised of fair valued level 3 investments. The Company elected the fair-value option in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-10. On an annual basis, the Company hires independent third-party valuation firms to provide updated fair values for subsequent measurement absent a readily available market price. The valuation is determined using widely accepted valuation techniques. See Note 9 to our consolidated financial statements, “Fair Value of Derivatives and Financial Instruments”, for further discussion of our valuation techniques of level 3 investments. The necessary inputs for these valuations includes a variety of valuation techniques and unobservable inputs. These inputs are subject to assumptions and estimates. As a result, the determination of fair value is uncertain because it involves subjective judgments and estimates that are unobservable. For the three and six months ended June 30, 2024, the unrealized gains (loss) related to the change in fair value of level 3 investments is $(8.5) million and $7.8 million,

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respectively. See Note 9 to our consolidated financial statements for additional disclosures regarding the valuation of level 3 fair valued investments.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs (“total consideration”) are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, Business Combinations. Acquisition costs related to asset acquisitions are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820 (see Note 9 to our consolidated financial statements), is based on management’s estimate of the property’s “as-if” vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Impairment

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment.

Inflation

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. Our lease terms are generally for a period of one year or more and rental rates reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. The Federal Reserve has raised interest rates to combat inflation and restore price stability. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges.

Inflation has had a significant impact in the regions in which the NHT segment holds properties, causing a decrease in the willingness of the general population to travel and reduced occupancy, the effect of which may continue to impact NHT’s operations.

Implications of being a Smaller Reporting Company

As of June 30, 2024, we are a "smaller reporting company" as defined in the Exchange Act, and may elect to take advantage of certain of the scaled disclosures available to smaller reporting companies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

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Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of June 30, 2024, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2024, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 1A. Risk Factors

Other than as set forth below, there have been no material changes to the risk factors previously disclosed under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 14, 2024.

NHT is not a wholly owned subsidiary of the Company and NHT can change its financing strategy or leverage policies without consent of its unitholders, including the Company.

As a result of the NHT Acquisition, as of April 19, 2024, the Company owned 53.65% of the outstanding NHT Units and was determined to hold the controlling financial interest in NHT and consolidates NHT under applicable accounting rules.

Currently, NHT is governed by a board of trustees that is separate from the Company’s Board of Trustees and the day-to-day operations of NHT are conducted by Aimbridge Hospitality Holdings, LLC (the “Manager”), subject to oversight of the NHT board of trustees and the NHT Adviser. None of the foregoing are required to consult or receive consent of the NHT unitholders, including the Company, before changing NHT’s financing strategy or leverage policies with respect to originations, growth, operation, capitalization and distributions, which could result in an investment portfolio with a different risk profile than that of the Company’s existing investment portfolio or of a portfolio comprised of NHT’s target investments.

As a unitholder in NHT, the Company generally has the ability to exercise rights of a unitholder to change the members of the board of trustees so as to affect changes at the management and operational level, however, the ability of the Company to affect changes at NHT’s management and operational level could require significant costs and resources and be limited because NHT is listed on the TSXV. In order to change the members of NHT’s board of trustees, the Company would have to exercise its rights as unitholder to call a special meeting, remove the existing trustees and nominate and elect new trustees in compliance with NHT’s organizational documents. Because NHT is listed on the TSXV, there would also be filings and mailings to all unitholders required in connection with a special meeting of NHT and the nominees for trustee would need to comply with TSXV listing requirements, including independence standards, that may limit the Company’s ability to actual affect changes at NHT’s management and operational level.

NHT is also externally managed by the NHT Adviser pursuant to the NHT Advisory Agreement, which can only be terminated by NHT (i) upon a breach of the NHT Advisory Agreement by the NHT Adviser, after 60 days' written notice without payment of a termination fee (provided that no such notice shall be required in the event of fraud, misappropriation of funds, gross negligence, general assignment for the benefit of creditors or bankruptcy of the NHT Adviser), (ii) upon a "Cause Event" (as defined in the NHT Advisory Agreement) or (iii) for convenience on 180 days' written notice. In the event of termination for convenience or non-renewal of the NHT Advisory Agreement, the NHT Adviser will be entitled to compensation equal to three times the advisory fee, paid to the NHT Adviser over the last 12 months subject to a cap at 7.5% of the combined equity value of NHT and the NHT OP on a consolidated basis as of the date the NHT Advisory Agreement is terminated.

NHT relies on the NHT Adviser’s expertise in identifying acquisition opportunities, transaction execution, administrative services and asset management and hotel operations management capabilities. Consequently, NHT’s ability to achieve its investment objectives depends in large part on the NHT Adviser and its ability to advise NHT. This means that NHT’s investments are dependent upon the NHT Adviser’s business contacts within the U.S. lodging sector, its ability to successfully hire, train, supervise and manage personnel that have strong knowledge of real estate and the hotel industry in particular and its ability to operate its business in a manner that supports NHT. If NHT were to lose the services provided by the Advisor or its key personnel or if the NHT Adviser or Manager fails to perform its obligations under its agreements with NHT, NHT’s investments and growth prospects may decline, and, as a result of the accounting

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requirement that the Company consolidate NHT as of April 19, 2024, the Company’s investments and growth prospects may also decline.

In addition, for NHT to qualify as a real estate investment trust for U.S. federal income tax purposes, it is not permitted to operate or manage any of the hotel properties. As a result, certain of NHT’s TRSs have entered into hotel management agreements with the Manager to operate the hotel properties. For this reason, NHT is unable to directly implement strategic business decisions with respect to the daily operation and marketing of the hotel properties, such as decisions with respect to the setting of room rates, food and beverage pricing, and certain similar matters. Although NHT consults with the Manager with respect to strategic business plans, the Manager is under no obligation to implement any of NHT’s recommendations with respect to these matters.

Changes in NHT’s investment strategy or guidelines, financing strategy or leverage policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions could adversely affect NHT’s business, results of operations and financial conditions and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition. Further, the ability of the Company to affect changes at NHT’s management and operational level are limited by TSXV listing requirements and existing agreements with the NHT Adviser and the Manager that could require significant resources and costs to change.

Risk Factors Related to the Hotel and Lodging Industry

The Company’s hotel properties may be adversely affected by various risks common to the hospitality and lodging industry.

All real property investments are subject to a degree of risk and uncertainty and are affected by various factors, including general economic conditions and local real estate markets. The business of the NHT segment may be adversely affected by various operating risks common to the hotel industry, including competition; over-building; dependence on business travel and tourism; changes in taxes and governmental regulations that influence or set wages, prices or interest rates; availability and cost of capital necessary to fund investments, capital expenditures and service interest, principal or other debt obligations; changes in operating costs, shortages of labor, risks of unionization of labor, increases in the costs of food and liquor; receipt and/or maintenance of licenses and permits with local authorities; relationships with brand franchisors; the ability of other lodging alternatives to attract and retain customers; changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, and building structure and building system, health, or hygiene issues rendering properties uninhabitable on a temporary or long term basis. Any of these factors could limit or reduce the prices charged for NHT's products or services and, as a result, any of these factors can reduce NHT's profits and limit opportunities for growth. A decrease in NHT’s profitability could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The hotel industry is cyclical and changes in economic conditions, consumer behavior and the travel and tourism industries may impact the demand for the Company’s hotel properties.

The hotel industry is cyclical. Macroeconomic and other factors beyond NHT’s control can reduce demand for lodging products and services, including demand for rooms at properties owned and managed by the Company. These factors include changes and volatility in general economic conditions, including: the severity and duration of any downturn in the U.S. or global economy and financial markets; changes in the desirability of particular locations or travel patterns of customers; decreased corporate budgets and spending; low consumer confidence; depressed housing prices; financial condition of the airline and other transportation-related industries and its impact on travel; oil prices and travel costs; and cyclical over-building in the hotel ownership industry. These factors can adversely affect individual properties, particular regions or the NHT segment’s business as a whole. Any one or more of these factors could limit or reduce the demand, or the rates NHT’s properties are able to charge for rooms or services or the prices at which NHT is able to sell any hotel property, which could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

Advances in technology and the growing use of online travel agencies may lead to increased costs and competition and lead to changes in consumer behavior.

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The hotel industry may be affected by advances in technology. Consumers’ growing use of internet travel intermediaries (“OTAs”) and alternative lodging marketplaces may adversely affect NHT’s profitability. NHT’s hotel guest rooms may be booked through OTAs such as Expedia.com, Travelocity.com, Hotels.com, etc. As guest bookings through OTAs increase, these intermediaries may be able to obtain higher commissions, reduced room rates and other significant contract concessions from the Company. Moreover, OTAs attempt to influence consumer choice behavior by increasing the visibility and importance of price, reviews and general indicators of quality (descriptors such as “four-star lakeside hotel”) at the expense of brand identification on their websites and mobile applications. OTAs attract consumers by offering innovation, ease of use platforms, multiple travel products, membership programs, the ability to package travel products across different suppliers (such as car rental, guest room booking, activities tickets etc.) in one transaction, and other marketing techniques. OTAs hope that consumers will eventually develop loyalties to their online reservation system rather than to the brands under which hotel properties are franchised. The increasing reliance of consumers on online intermediaries and the continued expansion in technologies may negatively impact the strength of NHT’s partner brands, traditional distribution platforms and profit margins.

Advances in technology have made alternative lodging accommodations a direct source of competition to the hotel industry. Alternative lodging marketplaces, such as Airbnb and VRBO, operate websites and mobile applications that market available furnished, privately-owned residential properties, including homes, condominiums and vacation homes, that can be rented on a nightly, weekly or monthly basis. The influx of these lodging accommodations traditionally not available to consumers and the increased acceptance of these options by consumers may lead to a reduction in demand for conventional hotel guest rooms and to an increase in supply of lodging alternatives. If the use of alternative lodging marketplaces significantly increases, particularly among NHT’s key customer and location segments, its profitability may be adversely affected, which could adversely affect the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The NHT segment faces competition from other hotels and alternative lodging providers within the immediate vicinity of and in the broader geographic region where NHT’s hotels may be located.

The lodging sector is highly competitive. NHT faces competition from a number of sources, including from Airbnb and from other hotels located in the immediate vicinity of and in the broader geographic areas where NHT’s hotels are and may be located. NHT’s hotel properties compete on the basis of location, room rates, quality, service levels, reputation and reservations systems, among many factors. NHT also faces competition from alternative lodging options such as Airbnb that have and may continue to add guest accommodations that compete with hotel inventory. OTAs may capture a greater share of guest bookings, which would have a negative impact on the strength of brands and their distribution platforms, while also adding to NHT’s expenses in the form of fees to the OTAs. Such competition may reduce occupancy rates and revenues of NHT and could have an adverse effect on the Company’s business, cash flows, financial condition and results of operations. Increases in the cost to NHT of acquiring hotel properties may adversely affect the ability of NHT to acquire such properties on favorable terms and may otherwise have an adverse effect on the Company’s results of operations and financial condition as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024.

The hotel industry is subject to seasonal changes, which may cause fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels.

The seasonality of the hotel industry could have a material adverse effect on NHT. The hotel industry is seasonal in nature, which can be expected to cause quarterly fluctuations in revenues. NHT’s earnings may be adversely affected by factors outside NHT’s control, including weather conditions and poor economic factors in certain markets in which NHT operates. This seasonality can be expected to cause periodic fluctuations in room revenues, occupancy levels, room rates and operating expenses in particular hotels. NHT can provide no assurances that cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. A decrease in cash flows in the NHT segment could adversely affect NHT’s results of operations and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

Risk Factors Related to the Business of NHT

All of the hotels owned by NHT are operated pursuant to franchise agreements with nationally recognized hotel brands and changes in the market perception of such brands may impact the desirability of NHT’s hotels to consumers.

The NHT segment operates all of its hotels pursuant to franchise or license agreements with nationally recognized hotel brands. NHT’s management believes that building brand value is critical to increased demand and the strengthening

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of customer loyalty. All of the hotels in the NHT segment utilize brands owned by Hilton, Marriott or Hyatt. Consequently, if market recognition or the positive perception of Hilton, Marriott or Hyatt is reduced or compromised, the goodwill associated with the Hilton, Marriott or Hyatt-branded hotels in the NHT Portfolio may be adversely affected. Franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of NHT’s hotels in order to maintain uniformity within the franchisor system. NHT may be required to incur costs to comply with these standards and these standards could potentially conflict with NHT’s ability to create specific business plans tailored to each property and to each market. Failure to comply with these brand standards may result in termination of the applicable franchise or license agreement. Upon any such termination, NHT would be required to rebrand the hotel, which could result in substantial relicensing or rebranding costs, a decline in the value of the hotel, the loss of marketing support and participation in guest loyalty programs, and harm NHT’s relationship with the franchisor, impeding NHT’s ability to operate other hotels under the same brand. If any of the foregoing were to occur, it could have a material adverse effect on NHT and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

As part of its hotel business, NHT and its franchise partners are required to collect and maintain certain information about hotel employees and customers, which subjects us to risks associated with cybersecurity breaches and compliance with privacy regulations.

NHT, through the independent contractors affiliated with the Manager, and its franchise partners are required to collect and maintain personal information about hotel employees and, through third-party providers, collect information about customers in connection with the processing of credit and debt transactions and as part of certain of NHT’s marketing programs. The collection and use of such information is regulated in the U.S. at the federal and state levels and in Canada at the federal and provincial levels, and the regulatory environment in these and other jurisdictions related to information security and privacy is increasingly demanding. At the same time, NHT will rely increasingly on cloud computing and other technologies that result in third parties holding customer or hotel employee information on NHT’s behalf. If the security of NHT’s, its franchise partners’ or third party providers’ information systems used to store or process such information is compromised, or if NHT or such third parties otherwise fail to comply with applicable laws and regulations, NHT or its franchise partners could face litigation and the imposition of penalties that could adversely affect NHT’s financial performance and the Company’s results of operations and financial conditions. The brand reputations of NHT’s franchise partners could also be adversely affected from these types of security breaches or regulatory violations, which could impair revenues or the ability to attract and retain qualified hotel personnel.

Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. The security measures put in place by NHT or its franchise partners cannot provide absolute security, and NHT and its franchise partners’ information technology infrastructure may be vulnerable to similar or other criminal cyber-attacks or data security incidents, including, ransom of data, such as, without limitation, resident and/or employee information, due to employee error, malfeasance, or other vulnerabilities. Any such incident could compromise NHT’s or such franchise partner’s networks, and the information stored by NHT or such franchise partner could be accessed, misused, publicly disclosed, corrupted, lost, or stolen, resulting in fraud, including wire fraud related to NHT’s assets, or other harm. Moreover, if a data security incident or breach affects NHT’s systems or such franchise partner’s systems or results in the unauthorized release of personally identifiable information, NHT’s or such franchise partner’s reputation and brand could be materially damaged and NHT may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with such franchise partners or such franchise partner’s financial condition, may not allow NHT to recover all costs related to a cyber breach for which they alone or they and NHT should be jointly responsible for, which could result in a material adverse effect on NHT’s business, results of operations and financial condition and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s results of operations and financial condition.

In the future, the Company and its franchise partners may expend additional resources to continue to enhance information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that NHT or its franchise partners will not suffer a data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on NHT’s systems or the systems of its franchise partners, or that any such incident will be discovered in a timely manner. Further, the techniques used by criminals to obtain unauthorized access to sensitive data, such as phishing and other forms of human engineering, are increasing in sophistication and are often novel or change frequently; accordingly, NHT and its franchise partners may be unable to anticipate these techniques or implement adequate preventative measures.

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Fixed Costs and Capital Expenditures

As a matter of conducting business in the ordinary course, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made throughout the period of ownership of real property regardless of whether a property is producing sufficient income to pay such expenses. In order to retain desirable hotel destinations and to generate adequate revenue over the long term, NHT must maintain or, in some cases, improve a property’s condition to meet market demand. These maintenance and improvement costs may be significant and may be costs NHT is unable to pass on to its hotel guests. NHT is also subject to utility and property tax risk relating to increased costs that NHT may experience as a result of higher resource prices as well as its exposure to significant increases in property taxes. There is a risk that property taxes may be raised as a result of revaluations of properties and their adherent tax rates. In some instances, enhancements to properties may result in significant increases in property assessments following a revaluation. Additionally, utility expenses, mainly consisting of natural gas and electricity service charges, have previously been subject to considerable price fluctuations. NHT may incur general liability related to guests on its properties for which it is found negligent, or for claims that are otherwise not fully covered by insurance. Any significant increase in these resource costs may have an adverse effect on NHT’s business, cash flows, financial condition, and results of operations and ability to make distributions to NHT’s unitholders, and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s cash flow results of operations and financial condition.

Litigation Risks

In the normal course of NHT’s operations, whether directly or indirectly, it may become involved in, named as a party to, or the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions relating to personal injuries, property damage, property taxes, land rights, the environment, and contract disputes. The outcome with respect to outstanding, pending, or future proceedings cannot be predicted with certainty and may be determined in a manner adverse to NHT and, as a result, could have a material adverse effect on NHT’s assets, liabilities, business, financial condition, and results of operations. Even if NHT prevails in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from NHT’s business operations, which could have a material adverse effect on NHT’s business, cash flows, financial condition, and results of operations, and, as a result of the accounting requirement that the Company consolidate NHT as of April 19, 2024, the Company’s cash flow results of operations and financial condition.

Litigation at the Property Level

The acquisition, ownership, and disposition of real property carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by NHT or its subsidiaries in relation to activities that took place prior to NHT’s acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of NHT’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue NHT under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.

Limitations on Sale

NHT may be required to expend funds to correct defects or to make improvements before a property can be sold. No assurance can be given that NHT will have funds available to correct such defects or to make such improvements. In acquiring a property, NHT may agree to lock-out provisions that materially restrict it from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property or debt or other contracts that are not prepayable or terminable and must be assumed by a buyer. These provisions would restrict NHT’s ability to sell a property. These factors and any others that would impede NHT’s ability to respond to adverse changes in the performance of its properties could significantly affect NHT’s financial condition and operating results and decrease the amount of cash available for distribution to NHT’s unitholders. Additionally, franchisors need to approve replacement franchisees upon a sale and there is no assurance NHT will be able to locate buyers who are approved franchisees.

Tax-Related Risk Factors

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Canadian Tax Risks

a.

NHT’s taxable status on its worldwide income in both Canada and the U.S. could affect the amount of funds it has available for distribution — NHT is resident in Canada for purposes of the Tax Act and is treated as a domestic corporation in the U.S. under the Code. As a result, NHT is generally taxable on its worldwide income in both Canada and the U.S. However, in both jurisdictions, NHT generally will not be subject to tax on the portion of its income that it distributes to its unitholder (subject to certain limitations and exceptions). Management of the Company is of the view that the status of NHT as taxable in both Canada and the U.S. is not likely to give rise to any material adverse consequences in the future as it is not anticipated that NHT will be subject to material income tax in either Canada or the U.S. Nevertheless, NHT’s status as taxable on its worldwide income in both Canada and the U.S. could, in certain circumstances, have a material adverse effect on the Company and investors. As a result of NHT being resident in both Canada and the U.S., withholding taxes of both Canada and the U.S. will be relevant to distributions by NHT and could result in double taxation to certain investors in NHT and other consequences.

b.

There can be no assurance that Canadian federal income tax laws respecting mutual fund trusts will not be changed in a way that adversely affects NHT — NHT intends to qualify as a “unit trust” and a “mutual fund trust” for purposes of the Tax Act. There can be no assurance that Canadian federal income tax laws and the administrative policies and practices of the Canada Revenue Agency ("CRA") respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects NHT and the Company. Should NHT cease to qualify as a mutual fund trust under the Tax Act, current Canadian income tax considerations could be materially and adversely different in certain respects.

c.

If the rules applicable to SIFTS were to apply to NHT, they could affect the amount of funds available to NHT for distribution — The rules applicable to SIFTs (the “SIFT Rules”) will apply to a trust that is a SIFT. NHT will not be considered to be a SIFT in respect of a particular taxable year and, accordingly, will not be subject to the SIFT Rules in that year, if it does not own any non-portfolio property and does not carry on business in Canada in that year. NHT has not and does not currently intend to own any non-portfolio property nor carry on a business in Canada.

If the SIFT Rules were to apply to NHT, they could adversely affect the marketability of investments in NHT, and the amount of cash available for distribution and the after-tax return to investors in NHT (including the Company).

d.

NHT may realize foreign accrual property income for purposes of the Tax Act — Any foreign actual property income (“FAPI”) earned directly or indirectly by any controlled foreign affiliate of NHT must be included in computing the income of NHT for the fiscal year of NHT in which the taxation year of such controlled foreign affiliate ends (including in accordance with the stub-period FAPI rules), subject to a deduction for grossed-up foreign actual tax (“FAT”) as computed in accordance with the Tax Act. It is not anticipated that the deduction for grossed-up FAT will materially offset any FAPI realized by NHT, and accordingly, any FAPI realized generally will increase the allocation of income by NHT to investors. In addition, as FAPI generally must be computed in accordance with Part I of the Tax Act as though the controlled foreign affiliate were a resident of Canada (subject to the detailed rules contained in the Tax Act), income or transactions may be taxed differently under foreign tax rules as compared to the FAPI rules and, accordingly, may result in additional income being allocated to investors. For example, certain transactions that do not give rise to taxable income under the Code may still give rise to FAPI for purposes of the Tax Act.If the rules applicable to SIFTS were to apply to NHT, they could affect the amount of funds available to NHT for distribution — The rules applicable to SIFTs (the “SIFT Rules”) will apply to a trust that is a SIFT. NHT will not be considered to be a SIFT in respect of a particular taxable year and, accordingly, will not be subject to the SIFT Rules in that year, if it does not own any non-portfolio property and does not carry on business in Canada in that year. NHT has not and does not currently intend to own any non-portfolio property nor carry on a business in Canada.

e.

Canadian withholding tax may apply to non-Canadian Investors — The Tax Act may impose additional withholding or other taxes on distributions made by NHT to investors in NHT (including the Company) who are non-residents of Canada for the purposes of the Tax Act. These taxes and any reduction thereof under a tax treaty between Canada and another country may change from time to time.

f.

Income or gains may be realized by NHT as a result of currency fluctuations — For purposes of the Tax Act, NHT generally is required to compute its Canadian tax results, including any FAPI earned, using Canadian

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currency. Where an amount that is relevant in computing a taxpayer’s Canadian tax results is expressed in a currency other than Canadian currency, such amount must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, NHT may realize gains and losses for tax purposes and FAPI by virtue of the fluctuation of the value of foreign currencies relative to Canadian dollars.

g.

Changes in Canadian tax laws could impact NHT and its investors — There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, the terms of any treaty, or the administrative practices and policies of the CRA and the Department of Finance (Canada) will not be changed in a manner that adversely affects NHT or investors in NHT (including the Company). Any such change could increase the amount of tax payable by NHT or its affiliates or could otherwise adversely affect investors in NHT by reducing the amount available to pay distributions or changing the tax treatment applicable to investors in respect of such distributions.

h.

NHT may be subject to a tax on repurchases of equity — Recent amendments to the Tax Act impose a tax on certain repurchases of equity (the “Equity Repurchase Rules”), effective for transactions that occur after 2023. Under the Equity Repurchase Rules, NHT will generally be subject to a 2% tax on the value of NHT’s equity repurchases (i.e., redemptions) in a taxation year (net of cash subscriptions received by NHT in that taxation year). If NHT is subject to tax under the Equity Repurchase Rules, the after-tax return to its investors could be reduced.

U.S. Tax Risks

There is limited guidance relating to the application of Section 7874 of the Code and if NHT were deemed a non-U.S. corporation for U.S. federal income tax purposes, NHT would fail to qualify as a real estate investment trust, causing adverse tax consequences — NHT relies on Section 7874 of the Code to be classified as a domestic corporation for U.S. federal income tax purposes. For U.S. federal income tax purposes, an entity taxed as a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Under U.S. federal income tax law, an entity which is organized under the laws of Canada would generally be classified as a non-U.S. entity for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application. If NHT were deemed to be a non-U.S. corporation for U.S. federal income tax purposes, NHT would fail to qualify as a real estate investment trust, and the intended benefits of the structure would not be achieved. This would result in adverse tax consequences. Additionally, NHT could not re-elect to qualify as a REIT. If NHT did not qualify as a REIT, that could also materially adversely affect the Company’s REIT status.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

On April 29, 2024, the Company issued a total of 208,117.75 common shares of the Company to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement. These shares were issued in a private placement and the proceeds were used to support the ongoing operations of the Company. The Company issued the common shares to the Adviser in reliance upon the exemptions from registration under the Securities Act provided by Rule 506(b) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

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Item 6. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

10.1

Third Amendment to Advisory Agreement, dated July 22, 2024, by and among the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2024).

10.2*	Amended and Restated Declaration of Trust of NexPoint Hospitality Trust, dated March 27, 2019

10.3*	Amended and Restated Limited Liability Company Agreement of NHT Operating Partnership, LLC, dated as of January 8, 2019.

10.4*	First Amendment to Amended and Restated Limited Liability Company Agreement of NHT Operating Partnership, LLC, dated as of March 27, 2019.

10.5*	Second Amendment to Amended and Restated Limited Liability Company Agreement of NHT Operating Partnership, LLC, dated as of August 16, 2019.

10.6*	Third Amendment to Amended and Restated Limited Liability Company Agreement of NHT Operating Partnership, LLC, dated as of September 25, 2022.

10.7*	Amended and Restated Advisory Agreement, by and among NexPoint Hospitality Trust, NHT Holdings, LLC, and NexPoint Real Estate Advisors VI, L.P., dated as of March 29, 2019.

10.8*

Loan Agreement, dated as of February 23, 2019, among 2325 Stemmons TRS, Inc., 2325 Stemmons Hotel Partners, LLC, HCRE Addison, LLC, HCRE Addison TRS, LLC, HCRE Plano, LLC, HCRE Plano TRS, LLC, HCRE Las Colinas, LLC, HCRE Las Colinas TRS, LLC, NHT SP, LLC, NHT SP TRS, LLC, Delphi CRE Funding LLC and the other Lenders from time to time party thereto, and ACORE Capital Mortgage, LP.

10.9*	Form of Convertible Promissory Note

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1+	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_______________________

*Filed herewith.

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+    Furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Signature	Title	Date

/s/ Jim Dondero	President and Trustee	August 9, 2024
Jim Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Chief Financial Officer, Executive VP-Finance, Treasurer, Assistant Secretary and Trustee	August 9, 2024
Brian Mitts	(Principal Financial Officer and Principal Accounting Officer)

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Exhibit 10.2

NEXPOINT HOSPITALITY TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

Dated as of March 27, 2019

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Page

ARTICLE 1 THE TRUST AND DEFINITIONS    2

1.1                   Definitions and Interpretation    2

1.2                   Tax Act    7

1.3                   Day Not a Business Day    7

1.4                   Time of Essence    8

ARTICLE 2 DECLARATION OF TRUST    8

1.1                   Establishment of the Trust    8

1.2                   Initial Contribution    8

1.3                   Name    8

1.4                   Use of Name    8

1.5                   Office    8

1.6                   Nature of the Trust    9

1.7                   Rights of Unitholders    9

ARTICLE 3 TRUSTEES AND OFFICERS    9

1.1                   Number    9

1.2                   Term    10

1.3                   Qualifications of Trustees    10

1.4                   Residency of Trustees    10

1.5                   Election of Trustees    10

1.6                   Independent Trustees    10

1.7                   Resignations, Removal, Incapacity and Death of Trustees    11

1.8                   Appointment of Trustees    11

1.9                   Consent to Act    12

1.10                  Failure to Elect Minimum Number of Trustees    12

1.11                  Ceasing to Hold Office    12

1.12                  Vacancies by Trustees    13

1.13                  Successor and Additional Trustees    13

1.14                  Compensation and Other Remuneration    14

1.15                  Validity of Acts    14

ARTICLE 4 TRUSTEES’ POWERS AND DUTIES    14

1.1                  General Powers    14

1.2                  Specific Powers and Authorities    15

1.3                  Further Powers of the Trustees    18

1.4                  Banking    19

1.5                  Standard of Care    19

1.6                  Fees and Expenses    19

1.7                  Reliance Upon Trustees    20

1.8                  Determinations of Trustees Binding    20

1.9                  Limitations on Liability of Trustees    20

1.10                 Conflict of Interest    21

1.11                 Conditions Precedent    23

ARTICLE 5 OFFICERS OF THE TRUST    23

1.1                 General    23

1.2                 Chair of Trustees    24

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1.3                 Lead Trustee    24

1.4                 Term of Office    24

1.5                 Independent Contractors    24

ARTICLE 6 INVESTMENT GUIDELINES AND OPERATING POLICIES    24

1.1                 Investment Guidelines    24

1.2                 Operating Policies    26

1.3                 Amendments to Investment Guidelines and Operating Policies    28

1.4                 Tax Status    28

1.5                 Application of Investment Guidelines and Operating Policies    28

1.6                 Regulatory Matters    28

ARTICLE 7 UNITS    29

1.1                 Units    29

1.2                 Consideration for Units    29

1.3                 Re-Purchase of Initial Unit by Trust    29

1.4                 Pre-Emptive Rights    29

1.5                 Fractional Units    30

1.6                 Allotment and Issue    30

1.7                 Rights, Warrants and Options    30

1.8                 Commissions and Discounts    30

1.9                 Non-Certificated Inventory System    31

1.10                Redemption of Units    32

1.11                Certificate Fee    35

1.12                Form of Unit Certificate    35

1.13                Unit Certificates    35

1.14                Contents of Unit Certificates    36

1.15                Register of Unitholders    37

1.16                Successors in Interest to Unitholders    37

1.17                Units Held Jointly or in Fiduciary Capacity    37

1.18                Performance of Trusts    37

1.19                Lost Unit Certificates    38

1.20                Death of Unitholders    38

1.21                Unclaimed Payments    38

1.22                Repurchase of Units    38

1.23                Take-Over Bids    38

ARTICLE 8 RESTRICTIONS ON TRANSFER AND OWNERSHIP OF UNITS    42

1.1                 Definitions    42

1.2                 Units    44

1.3                 Transfer of Units in Charitable Trust    51

1.4                 Additional FIRPTA Remedies    53

1.5                 TSXV and other Exchange Transactions    53

1.6                 Enforcement    53

1.7                 Non-Waiver    53

1.8                 Severability    54

1.9                 Transferability    54

1.10                Transfer of Units    54

ARTICLE 9 MEETINGS OF UNITHOLDERS    54

1.1                 Annual Meeting    54

1.2                 Other Meetings    55

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1.3                 Notice of Meeting of Unitholders    55

1.4                 Nominations of Trustees    56

1.5                 Chairperson    57

1.6                 Quorum    58

1.7                 Voting    58

1.8                 Matters on which Unitholders Shall Vote    58

1.9                 Record Dates    59

1.10                Proxies    59

1.11                Personal Representatives    60

1.12                Attendance by Others    60

1.13                Conduct of Meetings    60

1.14                Binding Effect of Resolutions    60

1.15                Resolution in Lieu of Meeting    60

1.16                Actions by Unitholders    60

1.17                Meaning of “Special Resolution”    61

1.18                Meaning of “Outstanding”    61

ARTICLE 10 MEETINGS OF THE TRUSTEES    61

1.1                 Trustees May Act Without Meeting    61

1.2                 Notice of Meeting    61

1.3                 Place of Meeting    62

1.4                 Chair    62

1.5                 Quorum    62

1.6                 Adjourned Meeting    62

1.7                 Voting at Meetings    62

1.8                 Meeting by Telephone    63

ARTICLE 11 COMMITTEES OF TRUSTEES    63

1.1                 General    63

1.2                 Additional Committees    64

1.3                 Procedure    64

ARTICLE 12 DISTRIBUTIONS    64

1.1                 Distributions    64

1.2                 Allocation    65

1.3                 Payment of Distributions    65

1.4                 Income Tax Matters    66

1.5                 Designations    66

1.6                 Partnership Distributions    66

1.7                 Definitions    66

ARTICLE 13 FEES AND EXPENSES    66

1.1                 Expenses    66

1.2                 Payment of Real Property and Brokerage Commissions    67

1.3                 Asset Management, Development, Leasing and Financing Fees    67

ARTICLE 14 AMENDMENTS TO THE DECLARATION OF TRUST    67

1.1                 Amendments by the Trustees    67

1.2                 Amendments by Unitholders    68

1.3                 Approval by Special Resolution    68

1.4                 Amendment by the Sole Unitholder    69

1.5                 Internal Restructuring    69

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1.6                 No Termination    69

1.7                 Trustees to Sign Amendment    69

ARTICLE 15 SUPPLEMENTAL INDENTURES    69

1.1                 Provision for Supplemental Indentures for Certain Purposes    69

ARTICLE 16 TERMINATION OF THE TRUST    70

1.1                 Duration of the Trust    70

1.2                 Termination    70

1.3                 Effect of Termination    70

1.4                 Procedure Upon Termination    70

1.5                 Powers of the Trustees Upon Termination    70

1.6                 Further Notice to Unitholders    70

1.7                 Responsibility of the Trustees after Sale and Conversion    71

ARTICLE 17 LIABILITIES OF TRUSTEES AND OTHERS    71

1.1                 Liability and Indemnification of the Trustees    71

1.2                 Indemnification of Trustees    71

1.3                 Contractual Obligations of the Trust    72

1.4                 Liability of the Trustees    72

1.5                 Reliance Upon Advice    72

1.6                 Liability of Unitholders and Others    72

ARTICLE 18 GENERAL    73

1.1                 Manner of Giving Notice    73

1.2                 Failure to Give Notice    73

1.3                 Joint Holders    74

1.4                 Service of Notice    74

1.5                 Trust Auditors    74

1.6                 Fiscal Year    74

1.7                 Reports to Unitholders    74

1.8                 Trust Property to be Kept Separate    74

1.9                 Electronic Documents    74

1.10                Trustees May hold Units    74

1.11                Trust Records    75

1.12                Right to Inspect Documents    75

1.13                Taxation Information    75

1.14                Consolidations    75

1.15                Counterparts    75

1.16                Severability    76

1.17                Headings for Reference Only    76

1.18                Governing Law    76

1.19                Transition    76

1.20                TSXV Approval    76

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NEXPOINT HOSPITALITY TRUST AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST made in Toronto, Ontario as of the 27th day of March, 2019.

BETWEEN:

NEIL LABATTE, GRAHAM D. SENST AND JAMES DONDERO,

the trustees of the trust constituted by this amended and restated declaration of trust, and each person who after the date hereof becomes a trustee of the Trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a “Trustee” and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the “Trustees”),

OF THE FIRST PART,

- and -

NHT HOLDCO, LLC (hereinafter called the “Current Unitholder”) and all persons who after the date hereof become holders of units of the trust as herein provided (collectively at any time, the “Unitholders”),

OF THE SECOND PART.

WHEREAS the Trust was established pursuant to a Declaration of Trust dated the 12th day of December, 2018 (the “Original Declaration of Trust”);

AND WHEREAS the Trust was on that date settled with US$15.00 (the “Initial Contribution”) by Bill Gorman (hereinafter called the “Initial Unitholder”), which the Trustees thereupon held in trust, in exchange for the Initial Unit;

AND WHEREAS the Initial Unitholder sold the Initial Unit to the Current Unitholder for an aggregate purchase price of US$15.00, pursuant to a unit purchase agreement dated January 8, 2019;

AND WHEREAS the Current Unitholder and the Trustees desire that the Trust shall qualify as (a) a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act (as hereinafter defined), and (b) a “real estate investment trust” pursuant to the Code (as hereinafter defined);

AND WHEREAS for greater certainty, this Amended and Restated Declaration of Trust shall not be deemed to constitute a termination of the Trust or a resettlement of the Original Declaration of Trust or the Trust created thereby;

AND WHEREAS the Trustees wish to amend and restate the Original Declaration of Trust by executing this amended and restated Declaration of Trust;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

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NOW THEREFORE, the undersigned Trustees, being all of the Trustees, hereby confirm and declare that they agree with the Unitholders to hold in trust, as trustees, the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by them as Trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, as follows:

ARTICLE 1

THE TRUST AND DEFINITIONS

1.1         Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine. In this Declaration of Trust, except as set out in Article 8 and except as where the context otherwise requires, the following terms shall have the following meanings:

(a)	“Acquired Issuer” has the meaning given thereto in Section 6.1(e);

(b)

“Advisory Agreement” means the asset management agreement entered into among the Trust, NHI and NexPoint Real Estate Advisors VI, L.P dated as of Closing, as such may be amended or amended and restated;

(c)

“affiliate” of a person means any person or company that would be deemed to be an affiliated entity of such person within the meaning of National Instrument 45-106 – Prospectus Exemptions, as replaced or amended from time to time;

(d)	“Annuitant” means the annuitant or beneficiary of an Exempt Plan or any other plan of which a Unitholder acts as trustee or carrier;

(e)	“associate” when used to indicate a relationship with a person or company has the meaning ascribed thereto in the Securities Act (Ontario), as replaced or amended from time to time;

(f)

“Auditors” means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP, Chartered Accountants;

(g)	“Beneficial Owner” has the meaning given thereto in Section 7.9;

(h)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

(i)	“CBCA” means the Canada Business Corporations Act, and the regulations thereunder, as replaced or amended from time to time;

(j)	“CDS” means CDS Clearing and Depository Services Inc. and its successors;

(k)

“CDS Participant” means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

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(l)

“Chair”, “Vice-Chair”, “Chief Executive Officer”, “Chief Financial Officer”, “Chief Investment Officer”, “Chief Operating Officer”, “Treasurer” and “Secretary” mean the person(s) holding the respective office from time to time if so elected, appointed, engaged or employed by the Trustees;

(m)	“Closing” means the closing of the Offering and the contribution of the Initial Portfolio as described in the Prospectus; and “Closing Date” means the date on which the Closing occurs;

(n)	“Code” shall mean the U.S. Internal Revenue Code of 1986, as replaced or amended, from time to time;

(o)	“CPOA” has the meaning given thereto in Section 3.7(d);

(p)	“Current Unitholder” means the person named herein as the current unitholder of the Initial Unit;

(q)	“Declaration of Trust” means this amended and restated declaration of Trust as amended, supplemented or amended and restated from time to time;

(r)

“dissenting offeree” means, where a take-over bid is made for all of the Units other than those held by the offeror (its affiliates and associates), a holder of Units who does not accept the take-over bid and includes a subsequent holder of those Units who acquires them from the first mentioned holder;

(s)	“Distribution Date” means any date on which the Trustees have determined that a distribution will be made by the Trust to the Unitholders;

(t)

“Exempt Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free saving accounts, each as described in the Tax Act;

(u)	“Fiscal Year” means each fiscal year of the Trust;

(v)	“Gross Real Estate Value” means, at any time, the value of the real estate held by the Trust, before accounting for depreciation, as determined by the most recent appraisal, plus unrestricted cash;

(w)

“herein”, “hereof”, “hereby”, “hereunder”, “this Declaration of Trust”, “this Declaration” and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, does not refer to any particular article, section or other portion hereof or thereof;

(x)	“IASB” means the International Accounting Standards Board;

(y)

“IFRS” means the body of pronouncements issued by the IASB, including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASB and adapted for use in Canada, applied on a consistent basis;

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(z)	“includes” and “including” mean, respectively, “includes, without limitation” and “including, without limitation”;

(aa)	“indebtedness” means (without duplication) on a consolidated basis:

(i)

any obligation of the Trust for borrowed money other than the impact of any net discount or premium on indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively;

(ii)	any obligation of the Trust incurred in connection with the acquisition of property, assets or business other than the amount of future income tax liability arising out of indirect acquisitions;

(iii)	any obligation of the Trust issued or assumed as the deferred purchase price of property;

(iv)	any obligation of the type referred to in clauses (i) through (iii) of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible for or liable,

provided that (A) an obligation will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with IFRS; (B) obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to Unitholders and accrued liabilities arising in the ordinary course of business; (C) exchangeable or redeemable units or subscription receipts issued by the Trust or any of its subsidiaries (including for greater certainty, Redeemable Units) will not constitute indebtedness notwithstanding the classification of such securities as debt under IFRS; and (D) convertible debentures will constitute indebtedness to the extent of the principal amount thereof outstanding;

(bb)	“Independent Trustee” means any Trustee who is independent for purposes of National Policy 58-201 – Corporate Governance Guidelines;

(cc)	“Initial Contribution” has the meaning given thereto in the Recitals;

(dd)	“Initial Portfolio” means, collectively, the portfolio of eleven hospitality properties to be indirectly contributed to the Trust on Closing, as described in the Prospectus;

(ee)	“Initial Unit” means the initial Unit issued by the Trust to the Initial Unitholder and currently held by the Current Unitholder;

(ff)	“Initial Unitholder” means the person named herein as the first unitholder of the Initial Unit;

(gg)	“Investor Rights Agreement” means the investor rights agreement to be entered into on Closing between the Trust, the OP and certain unitholders of the Trust;

(hh)	“Lead Trustee” has the meaning given thereto in Section 5.3;

(ii)	“Material Agreements” means, collectively, the Advisory Agreement, the Investor Rights Agreement, the Operating Agreement, and the agency agreement for the Offering as described in the Prospectus;

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(jj)	“Monthly Limit” has the meaning given thereto in Subparagraph 7.10(d)(i);

(kk)	“mortgage” means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness, in each case which is directly or indirectly secured by real property;

(ll)	“NCI” means the non-certificated inventory system of CDS;

(mm)

“net realized capital gains of the Trust” for any period means the amount, if any, by which the amount of the realized capital gains of the Trust for the period exceeds the aggregate of (i) the amount of any realized capital losses of the Trust for the period determined in accordance with the Tax Act, and (ii) the amount of any net capital losses of the Trust carried forward from a previous period to the extent not previously deducted from realized capital gains of the Trust determined in accordance with the Tax Act;

(nn)	“NHI” means NHT Holdings, LLC;

(oo)	“Nominating Unitholder” has the meaning given thereto in Section 9.4(a);

(pp)	“Non-Resident” means a person who is not a Resident and a partnership that is not a “Canadian partnership” within the meaning of the Tax Act;

(qq)	“Notice Date” has the meaning given thereto in Section 9.4(c)(i);

(rr)	“offeree” means a person to whom a take-over bid is made;

(ss)	“Offering” means the issuance of Units in connection with the initial public offering of the Trust;

(tt)	“offeror” means a person, other than an agent, who makes a take-over bid; and includes two or more persons who, directly or indirectly:

(i)	make a take-over bid jointly or in concert; or

(ii)	intend to exercise jointly or in concert voting rights attached to the Units for which a take-over bid is made;

(uu)	“OP” means NHT Operating Partnership, LLC, a Delaware limited liability company.

(vv)	“Operating Agreement” means the operating agreement of the OP dated as of Closing, as such may be amended or amended and restated;

(ww)	“Original Declaration of Trust” has the meaning given thereto in the Recitals;

(xx)

“person” means and includes any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, joint stock company, association, trust, trust company, bank, pension fund, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or other organization or entity, whether or not a legal entity, however designated or constituted;

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(yy)

“Prospectus” means the final prospectus of the Trust relating to the Offering as filed with the securities commissions or similar authorities in Canada, as the same may be amended or amended and restated;

(zz)

“real property” means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co- ownership, joint venture or otherwise), any interests in any of the foregoing and securities of trusts, corporations or partnerships the sole or principal purpose and activity of which is to invest in, hold and deal in real property;

(aaa)	“Redeemable Units” means the class B units of the OP;

(bbb)	“Redemption Date” has the meaning given thereto in Subparagraph 7.10(c)(i);

(ccc)

“Redemption Notes” means the unsecured subordinated promissory notes of the Trust having a maturity date and interest rate to be determined at the time of issuance by the Trustees, such promissory notes to provide that the Trust shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus;

(ddd)	“Redemption Price” has the meaning given thereto in Subparagraph 7.10(c)(i);

(eee)	“Register” has the meaning given thereto in Section 7.15;

(fff)	“Related Party” means, with respect to any person, a person who is a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions;

(ggg)	“Resident” means a person who is, or is deemed to be, resident in Canada for purposes of the Tax Act;

(hhh)	“Retiring Trustee” has the meaning given thereto in Section 3.7;

(iii)

“Securities Laws” means, collectively, (i) the applicable securities laws of Alberta and Ontario and the respective regulations and rules made under those securities laws together with all published policy statements, instruments, blanket orders and rulings of the Alberta and Ontario securities commissions and all discretionary orders or rulings, if any, of the Alberta and Ontario securities commissions made in connection with the transactions contemplated by the Prospectus and this Declaration of Trust, and (ii) if and to the extent applicable, securities laws of the United States and the blue sky laws of any state within the United States;

(jjj)	“SIFT Tax” means the tax payable by a SIFT Trust pursuant to section 122 of the Tax Act or by a SIFT partnership pursuant to section 197 of the Tax Act;

(kkk)	“SIFT Trust” has the meaning given thereto in the Tax Act;

(lll)	“Special Resolution” has the meaning given thereto in Section 9.17;

(mmm)	“subsidiary” and “subsidiaries” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, as replaced or amended from time to time;

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(nnn)	“take-over bid” has the meaning given thereto in the Securities Act (Ontario) as replaced or amended from time to time;

(ooo)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as replaced or amended from time to time;

(ppp)	“Taxation Year” means the taxation year of the Trust for the purposes of the Tax Act;

(qqq)

“Transfer Agent” means any such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Units, together with any sub- transfer agent duly appointed by the Transfer Agent;

(rrr)	“Trust” means NexPoint Hospitality Trust, a trust created pursuant to the Original Declaration of Trust and governed by this Declaration of Trust pursuant to the laws of the Province of Ontario;

(sss)	“Trustees” means the trustee or trustees of the Trust holding office under and in accordance with this Declaration of Trust from time to time and “Trustee” means any one of them;

(ttt)	“Trustees’ Regulations” means the regulations adopted by the Trustees pursuant to Section 4.3;

(uuu)	“TSXV” means the TSX Venture Exchange;

(vvv)	“Unit Certificate” means a certificate, in the form stipulated by Article 7, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(www)	“Unitholder” means a person whose name appears on the Register as a holder of one or more Units, or a fraction thereof;

(xxx)	“Units” means a unit of interest in the Trust or a fraction thereof;

(yyy)	“U.S. Holdco” means NHT Intermediary, LLC, a Delaware limited liability company; and

(zzz)	“U.S. Non-Resident” means a person who is not a United States person under the Code.

1.2        Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be replaced, renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.3        Day Not a Business Day

Except as expressly specified in this Declaration of Trust, in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on

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the next succeeding day that is a Business Day. Notwithstanding the foregoing, this Section 1.3 is not applicable to Sections 12.1 and 12.3.

1.4        Time of Essence

Time shall be of essence in this Declaration of Trust.

ARTICLE 2 DECLARATION OF TRUST

1.1        Establishment of the Trust

The Trustees hereby agree to hold and administer the property, real, personal or otherwise, tangible or intangible, which has been or is hereafter transferred, conveyed or paid to or otherwise received by the Trust or to which the Trust is otherwise entitled, including the Initial Contribution, and all rents, income, profits and gains therefrom in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

1.2        Initial Contribution

The Trustees hereby acknowledge and confirm that the Initial Unitholder has made the Initial Contribution to the Trustees for the purpose of establishing the Trust.

1.3        Name

The name of the Trust is NexPoint Hospitality Trust. As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the affairs of the Trust, hold property, execute all documents and take all legal proceedings under that name. For greater certainty, where any reference is made in this Declaration of Trust, or any other instrument to which the Trust or the Trustees, as trustees of the Trust, are a party, to an act to be performed by, an appointment to be made by, an obligation or liability of, an asset or right of, a discharge or release to be provided by, a suit or proceeding to be taken by or against, or a covenant, representation or warranty by or with respect to (i) the Trust; or (ii) the Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an appointment to be made by, an obligation or liability of, an asset or right of, a discharge or release to be provided by, a suit or proceeding taken by or against, or a covenant, representation or warranty by or with respect to the Trustees as trustees of the Trust.

1.4        Use of Name

Should the Trustees determine that the use of the name NexPoint Hospitality Trust is not practicable, legal or convenient, they may use such other designation or they may adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

1.5        Office

The registered and head office of the Trust shall be located at 333 Bay Street, Suite 3400, Toronto, Ontario, unless changed by the Trustees to another location in Canada. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

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1.6        Nature of the Trust

The Trust is an unincorporated open-ended trust. The Trust, its Trustees and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for trusts or for the Trust by:

(a)	applicable laws, regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(b)	the terms, conditions and trusts set forth in this Declaration of Trust.

The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated, as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or the Unitholders or any of them or any officers or other employees of the Trust or any one of them for any purpose be, or be deemed to be, treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. Neither the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust. In filing a return of income for the Trust with respect to its first taxation year under the Tax Act, the Trust shall elect, assuming that the requirements for such election are met, that the Trust shall be deemed a “mutual fund trust” for purposes of the Tax Act throughout such year. In filing a return of income for the Trust with respect to its first taxation year for U.S. federal income tax purposes (which is intended to be the short tax year ended December 31, 2019), the Trust shall elect, assuming that the requirements for such election are met, that the Trust shall be a “real estate investment trust” for U.S. federal income tax purposes (including by timely filing Form 1120-REIT for such year) and shall not revoke such election, unless the Trustees have determined, at their full discretion, that the Trust not qualify as a “real estate investment trust” under the Code.

1.7        Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust’s property or for a distribution of any particular asset forming part of the Trust’s property or of any particular monies or funds received by the Trustees. The legal ownership of the property of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the property of the Trust, except as specifically provided herein. Except as specifically provided herein, no Unitholder shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

ARTICLE 3 TRUSTEES AND OFFICERS

1.1        Number

There shall be a minimum of one and a maximum of nine Trustees. The number of Trustees within such minimum and maximum numbers may be changed by the Unitholders or the Trustees from time to time at their discretion.

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1.2        Term

Trustees elected at an annual meeting will be elected for a term expiring at the close of the next annual meeting and will be eligible for re-election. Trustees appointed by the Trustees between meetings of Unitholders in accordance with Subsection 3.8 shall be appointed for a term expiring at the close of the next annual meeting and will be eligible for election or re-election, as the case may be.

1.3        Qualifications of Trustees

A Trustee shall be an individual that is at least 18 years of age, not under any legal disability and not found to be of unsound mind or incapable of managing property by a court in Canada or elsewhere, and not have the status of bankrupt.

1.4        Residency of Trustees

A majority of the Trustees must be Residents. If at any time a majority of the Trustees or a majority of the Trustees of any committee of the Trustees are not Residents because of the death, resignation, insolvency, bankruptcy, adjudicated incompetence or incapacity, removal or change in circumstance of any Trustee who was a Resident Trustee, or there are no Trustees who are Residents, the Trustee or Trustees who are Non-Residents shall, immediately before that time, be deemed to have resigned and shall cease to be Trustees with effect from the time of such deemed resignation and the remaining Trustees shall appoint a sufficient number of Resident Trustees to comply with this requirement. If at any time the number of Trustees is less than the number required under this Declaration of Trust and the remaining Trustee or Trustees fail or are unable to act in accordance with Section 3.7 and/or Section 3.12 to appoint one or more additional Trustees or if, upon the resignation or deemed resignation of one or more Trustees there would be no Trustees, then the board of Trustees of the Trust shall appoint one or more Trustees so that following such appointment a majority of the Trustees are Residents and, failing such appointment, any remaining Trustee or Unitholder or officer of the Trust or the Auditors, as the case may be, may apply to the Superior Court of Justice of Ontario for an order appointing one or more Trustees so that following such appointment a majority of the Trustees are Residents, to act until the next annual meeting of Unitholders or on such other terms as the Court may order. Any Trustee who is a Resident who proposes to become a Non-Resident shall notify the other Trustees thereof as soon as reasonably practicable and shall resign as a Trustee effective upon the day of such notification and shall be replaced with a Trustee who is a Resident.

1.5        Election of Trustees

Subject to Sections 3.1, 3.3, 3.4, 3.8 and 3.12, the election of the Trustees shall be by the vote of Unitholders. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such person shall have in writing accepted such appointment or election and agreed to be bound by the terms of this Declaration of Trust pursuant to Section 3.9.

1.6        Independent Trustees

A majority of the Trustees must qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices; provided, however, that if at any time a majority of the Trustees are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any Trustee who was an independent Trustee, this requirement shall not be applicable for a period of 60 days thereafter, during which time the remaining Trustees shall appoint a sufficient number of Trustees who qualify as “independent” to comply with this requirement.

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1.7        Resignations, Removal, Incapacity and Death of Trustees

(a)

A Trustee may resign at any time by an instrument in writing signed by the Trustee and delivered or mailed to the board of Trustees or the Chief Executive Officer or, if there is no Chief Executive Officer, the Secretary, or if there is no Secretary, the Unitholders. A resignation of a Trustee becomes effective 30 days following receipt by the Trust of a written resignation, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee’s successor is duly appointed as a Trustee, except in the case of a deemed resignation under Section 3.4 which shall be effective at the time therein prescribed.

(b)

A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose or with cause by the resolution passed by an affirmative vote of not less than two-thirds of the remaining Trustees. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution or at any later time specified in the notice without need for prior accounting, and any Trustee so removed shall be so notified by the Chief Executive Officer or another officer of the Trust or if there is no officer of the Trust, by any remaining Trustee or if there is no Trustee then remaining, by the Unitholders, following such removal.

(c)

Upon the resignation or removal of any Trustee, or such Trustee otherwise ceasing to be a Trustee (in each case, a “Retiring Trustee”), such Retiring Trustee shall cease to have the rights, privileges and powers of a Trustee hereunder, shall account to the remaining Trustees as they may require for all property which he or she holds as Trustee and do all such other things as may be required pursuant to Subsection 3.11(b) hereof; provided however that notwithstanding any other provision of this Declaration of Trust, each such Retiring Trustee shall always continue to have the protections afforded to Trustees in Article 17.

(d)

Upon the incapacity or death of any Trustee, such Retiring Trustee’s legal representative shall execute and deliver on such Trustee’s behalf such documents as the remaining Trustees may require as provided in this Section 3.7. In the event that a Retiring Trustee or his legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purpose of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Trustee’s incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in the future which results in the termination of this power of attorney.

1.8        Appointment of Trustees

The appointment of the Trustees named of the First Part above is hereby confirmed and the term of office applicable to each Trustee shall expire at the close of the first annual meeting of Unitholders. Except as

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otherwise provided herein, Trustees shall be elected (including the re-election of incumbent Trustees) at each annual meeting of Unitholders, and may be elected at a special meeting of Unitholders. Any such election shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 9.15. Notwithstanding the foregoing:

(a)

If no Trustees are elected at the annual meeting of Unitholders held immediately before the term of office of the then existing Trustees expires, such existing Trustees shall continue to hold the office of Trustees under this Declaration of Trust until successors have been appointed or they cease to hold office.

(b)

Subject to the Investor Rights Agreement, the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders; provided that the number of additional Trustees so appointed will not at any time exceed one-third of the number of Trustees who held such office at the close of the immediately preceding annual meeting of Unitholders (rounding to the nearest whole number).

1.9        Consent to Act

(a)

A person who is appointed a Trustee hereunder shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent, or such consent is evidenced in minutes of a meeting of Trustees, substantially in the form as follows:

“To: NexPoint Hospitality Trust (the “Trust”) And to: The Trustees thereof

The undersigned hereby certifies that he or she or it is/is not a resident of Canada within the meaning of the Income Tax Act (Canada) and consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned’s appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Declaration of Trust dated the 27th day of March, 2019, as amended, supplemented or amended and restated from time to time, constituting the Trust.”

(b)

Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a form of consent substantially as set forth in Subsection 3.9(a), such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended, supplemented or amended and restated from time to time.

1.10        Failure to Elect Minimum Number of Trustees

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

1.11        Ceasing to Hold Office

(a)	A Trustee ceases to hold office when:

(i)	the Trustee ceases to be duly qualified to act as a Trustee as provided under Section 3.3;

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(ii)	the Trustee ceases to be a Trustee as provided under Section 3.4;

(iii)	the Trustee dies or resigns in accordance with Section 3.7; or

(iv)	the Trustee is removed in accordance with Section 3.7.

(b)

Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 17.2. Such Trustee shall execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust property held in that Trustee’s name, shall account to the remaining Trustees as they may reasonably require for all property which that Trustee holds as Trustee, shall resign from all directorship or similar positions held by such Trustee in any entity in which the Trust has an interest and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may reasonably require as provided in this Subsection 3.11(b). In the event that a Trustee or his legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a CPOA. The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in the future which results in the termination of this power of attorney.

1.12        Vacancies by Trustees

The death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office of a Trustee or the removal or other cessation to hold office of a Trustee shall not operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In the case of a vacancy, the Unitholders or, so long as they constitute a quorum and a majority of the Trustees constituting such quorum are Residents, a majority of the Trustees continuing in office may fill such vacancy except a vacancy resulting from a failure by the Unitholders to elect the minimum number of Trustees fixed by or pursuant to this Declaration of Trust. If there is not such a quorum of Trustees and there is a failure by the Unitholders to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall promptly call a special meeting of Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 3.7 and Section 3.11, until the close of the next annual meeting of the Unitholders, unless such Trustee is elected at the next annual meeting.

1.13        Successor and Additional Trustees

The right, title and interest of the Trustees in and to the property and assets of the Trust and the rights of the Trustees to control and exclusively administer the Trust and all other rights of the Trustees at law or under this Declaration of Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification and acceptance thereof without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees

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hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to Section 3.11 or otherwise.

1.14        Compensation and Other Remuneration

Trustees, other than management, shall receive such fees and other reasonable compensation (including, without limitation, fees for serving as Chair of the Trust, for serving as chair of any committee of Trustees and for attendance at each meeting of Trustees and of each committee of Trustees) as the Trustees may determine from time to time. The Trustees will be reimbursed for their reasonable travel and ancillary expenses properly incurred for attending meetings or as previously approved by the board of Trustees, up to a maximum amount per meeting as set by the Trustees.

Each of the Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as an officer of the Trust, legal, accounting or other professional services or services as a broker, transfer agent or underwriter, whether performed by a Trustee or any Person affiliated with a Trustee. Trustees who are officers or employees of the Trust or its subsidiaries shall not be entitled to receive any remuneration for their services as Trustees but shall be entitled to reimbursement from the Trust of their reasonable travel and ancillary expenses as set forth above.

1.15        Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustees or a defect in the qualifications of the Trustees.

ARTICLE 4 TRUSTEES’ POWERS AND DUTIES

1.1         General Powers

The Trustees, subject only to the terms and conditions contained in this Declaration of Trust, including Sections 6.1, 6.2 and 9.8, shall have, without further or other authorization and free from any control or direction on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the operations of the Trust to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the affairs of the Trust. In construing the provisions of this Declaration of Trust, there shall be a presumption in favour of the power and authority having been granted to the Trustees. The Trustees shall exercise such power, control and authority from Canada. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by such laws, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, the Trustees may, subject to the terms and conditions contained in this Declaration of Trust, make any investments without being required to adhere to all of, or any particular portion of the investment criteria or diversification requirements set forth in the Trustee Act (Ontario), as replaced or amended from time to time, including investments in mutual funds, common trust funds, unit trusts and similar types of investment vehicles, to alter or vary such investments from time to time in a like manner, to retain such investments for such length of time as the Trustees, in their discretion determine and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

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For greater certainty and without limiting the generality of this Section 4.1, the Trust is authorized to complete the transactions set forth in the Prospectus, including to (i) prepare, file, execute and deliver the Prospectus and all other agreements, documents and instruments as may be necessary or, in the Trustees’ discretion, desirable to complete the Offering; (ii) directly or indirectly acquire on the Closing Date the Initial Portfolio and pay the consideration therefor; (iii) enter into the Material Agreements to which it is a party; and (iv) negotiate and enter into any financing arrangements. For greater certainty, the Trust is not required to complete the Offering unless and until the Trustees are satisfied with the terms and conditions thereof.

1.2        Specific Powers and Authorities

Subject only to the terms and conditions contained in this Declaration of Trust, including Sections 6.1, 6.2 and 9.8, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders, shall have and may exercise, on behalf of the Trust or otherwise, at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a)

to retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

(b)

for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of the Trust and hold for investment the entire or any participating interest in any mortgages. In connection with any such investment, purchase or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments or other gross income from or a share of the profits from or a share in the equity or ownership of real property;

(c)

to sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust by one or more of the Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(d)	to enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(e)

to borrow money from or incur indebtedness to any person, to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, encumber or hypothecate the property of the Trust to secure any of the foregoing;

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(f)

without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or its property or engage in any other means of financing the Trust;

(g)	to lend money or other property of the Trust, whether secured or unsecured;

(h)

to incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

(i)

to deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will earn interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including, without limitation, any one or more Trustees, officers, agents or representatives) as the Trustees may determine;

(j)

to possess and exercise all the rights, powers and privileges appertaining to the ownership of or interest in all or any mortgages or securities, issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(k)

to exercise any conversion privilege, subscription right, warrant or other right or option available in connection with any property of the Trust at any time held by it and to make payments incidental thereto; to consent, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation, merger or readjustment of the finances of any person (other than the Trust), any of the securities of which may at any time be held, directly or indirectly, by the Trust, including units of the OP, or to the sale, mortgage or lease of the property of any such person; and to do any act with reference thereto, including (without limitation) the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may consider necessary or advisable in connection therewith;

(l)

to elect, appoint, engage or employ officers for the Trust (including, without limitation, the Chair of Trustees, a Lead Trustee, Vice-Chair, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Investment Officer, Secretary, Treasurer and such vice-presidents and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to

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have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees’ Regulations; to engage, appoint, employ or contract with any persons as agents, representatives, employees or independent contractors or otherwise (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, appraisers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and, except as prohibited by law or this Declaration of Trust, to delegate any of the powers and duties of the Trustees (including, without limitation, the power of delegation) to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons without regard to whether such power, authority or duty is normally granted or delegated by Trustees;

(m)

to collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust’s affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(n)	to renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(o)

to purchase and pay for, out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers of the Trust;

(p)

to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustees, or by and/or in the name of the Trust or one or more of the Trustees or any other person, on such terms, in such manner with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(q)	to determine conclusively the allocation to capital, income or other appropriate accounts for all receipts, expenses, disbursements and, property of the Trust;

(r)	to issue Units for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Declaration of Trust;

(s)

to make or cause to be made any application for the listing on any stock exchange of any Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

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(t)

to prepare, sign and file or cause to be prepared, signed and filed any prospectus, offering memorandum or similar document, and any amendment thereto, and all agreements contemplated therein or ancillary thereto or relating to or resulting from any offerings of the Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering;

(u)

in addition to the mandatory indemnification provided for in Section 17.2, to the extent permitted by law, to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings, including the Trustees, the officers of the Trust, the depository, the Transfer Agent or any escrow agent, to such extent as the Trustees shall determine;

(v)

to determine the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgment, may deem material and reliable;

(w)	to do all such acts and things and to exercise such powers as may be delegated to the Trustees by any person who co-owns real property with the Trust;

(x)

to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada and the United States, imposed upon or against the Trustees in connection with the Trust’s assets, undertaking or income of the Trust, or imposed upon or against the Trust’s assets, undertaking or income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of the income or net realized capital gains of the Trust and any other matter as shall be permitted under the Tax Act, the Code or other tax statute (provided that to the extent necessary the Trustees will seek the advice of the Trust’s counsel or the Auditors), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient in connection with the foregoing; and

(y)

to do all such other acts and things as are incidental to the foregoing, and to exercise all powers that are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

1.3        Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, the rights or powers of the Trustees and the rights or powers of the Unitholders or officers, provided that such regulations shall not be inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not inconsistent with law or with this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. To the extent of any inconsistency between this Declaration of Trust and any regulation, decision, designation or determination made by the Trustees, this Declaration of Trust shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such

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inconsistency. Any regulations, decisions, designations or determinations made in accordance with this Section 4.3 shall be conclusive and binding upon all persons affected thereby.

Subject to any agreement between the Trust and any Trustee and except as otherwise herein provided, the Trustees may from time to time in their discretion appoint, employ, invest in, contract or deal with any person including any affiliate of any of them and any person in which any one or more of them may be directly or indirectly interested and, without limiting the generality of the foregoing, any Trustee may purchase, hold, sell, invest in or otherwise deal with real property or other property of the same class and nature as may be held by the Trustees as property of the Trust, whether for the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise), without being liable to account therefor and without being in breach of his duties and responsibilities hereunder.

1.4        Banking

The banking activities of the Trust, or any part thereof, including the operation of the Trust’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such bank to do any act or thing on the Trust’s behalf to facilitate such banking activities, shall be transacted with such bank, trust company or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and shall be transacted on the Trust’s behalf by one or more officers of the Trust as the Trustees may designate, appoint or authorize from time to time.

1.5        Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and discharge their duties hereunder as Trustees honestly, in good faith and in the best interests of the Trust and, in connection therewith, that they exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the investments, business or affairs of the Trust.

No Trustee shall be liable in carrying out such Trustee’s duties under this Declaration of Trust except in cases where the Trustee fails to act honestly, in good faith and in the best interests of the Trust or, in connection therewith, fails to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the CBCA.

1.6        Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust’s property, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including real property and brokerage commissions in respect of investments and dispositions of real property made by the Trust, fees of auditors, accountants, lawyers, engineers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust, fees of stock exchanges and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust’s property.

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1.7        Reliance Upon Trustees

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any single Trustee or officer of the Trust or such other person as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any such other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees or officers of the Trust shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees or officers of the Trust for monies or other consideration shall be binding upon the Trust.

1.8        Determinations of Trustees Binding

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is an Exempt Plan, or other similar fund or plan registered under the Tax Act, upon plan beneficiaries and plan holders past, present and future) and Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

1.9        Limitations on Liability of Trustees

(a)

Subject to the standard of care set forth in Section 4.5, none of the Trustees nor any officers, employees or agents of the Trust shall be liable to any Unitholder or any other person in tort, contract or otherwise for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; for any action or failure to act by any person to whom the Trustees are permitted to delegate and have delegated any of their duties hereunder; or for any other action or failure to act, including the failure to compel in any way any former Trustee to redress any breach of trust or any failure by any person to perform obligations or pay monies owed to the Trust, unless such liabilities arise out of a breach of the standard of care, diligence and skill as set out in Section 4.5. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 4.5 hereof, the Trustees shall not be liable for and shall be fully protected from any action or refusal to act based on the advice of any such expert, advisor or legal counsel which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b)

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustees for or in respect to the affairs of the Trust unless such Trustee shall have failed to meet the standard of care set out in Section 4.5. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement

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procedure with regard to any obligations under this Declaration of Trust or under any other related agreements unless such Trustee shall have failed to meet the standard of care set out in Section 4.5. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator, shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees unless such Trustee shall have failed to meet the standard of care set out in Section 4.5. The Trust shall be solely liable therefor and resort shall be had solely to the Trust’s property for payment or performance thereof unless such Trustee shall have failed to meet the standard of care set out in Section 4.5.

In the exercise of the powers, authorities or discretion conferred upon the Trustees under this Declaration of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the Trust’s property.

1.10        Conflict of Interest

(a)	Subject to Section 18.19, if a Trustee or officer of the Trust:

(i)	is a party to a material contract or transaction or proposed material contract or transaction with the Trust (or an affiliate thereof); or

(ii)

is a director or officer of, or an individual acting in a similar capacity, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust (or an affiliate thereof), such Trustee or officer of the Trust shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such interest.

(b)	The disclosure required under Section 4.10(a) in the case of a Trustee shall be made:

(i)	at the meeting of Trustees at which a proposed contract or transaction is first considered;

(ii)	if the Trustee was not then interested in a proposed contract or transaction, at the first such meeting after he becomes so interested;

(iii)	if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

(iv)	if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he becomes a Trustee.

(c)	The disclosure required under Section 4.10(a) in the case of an officer of the Trust who is not a Trustee shall be made:

(i)	forthwith after such person becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Trustees;

(ii)	if such person becomes interested after a contract is made or transaction is entered into, forthwith after such person becomes aware that he has become so interested; or

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(iii)	if a person who is interested in a contract or a transaction later becomes an officer of the Trust, forthwith after he becomes an officer of the Trust.

(d)

Notwithstanding Subsections 4.10(a)(i) and 4.10(a)(ii), where this Section 4.10 applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the affairs of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such person’s interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction.

(e)	A Trustee referred to in this Section 4.10 shall not vote on any resolution to approve the said contract or transaction unless the contract or transaction is:

(i)	one relating primarily to such Trustee’s remuneration as a Trustee, officer, employee or agent of the Trust; or

(ii)	one for indemnity of such Trustee under Section 17.1 hereof or the purchase of liability insurance,

provided, however, that the presence of such Trustee at the relevant meeting or the written recognition by such Trustee of any resolution in writing shall be counted toward any quorum requirement or requirement that at least a minimum number of Trustees act.

(f)

For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that such person is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into. In the event that a meeting of Unitholders is called to confirm or approve a contract or transaction which is the subject of a general notice to the Trustees, the notice and extent of the interest in the contract or transaction of the person giving such general notice shall be disclosed in reasonable detail in the notice calling the said meeting of Unitholders or in any information circular to be provided by this Declaration of Trust or by law.

(g)

Where a material contract is made or a material transaction is entered into between the Trust and a Trustee or an officer of the Trust, or between the Trust and another person in which a Trustee or an officer of the Trust is a director or officer or in which he has a material interest:

(i)	such person is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii)

the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that such person is present at or is counted to determine the presence of a quorum at the meeting of the Trustees that authorized the contract or transaction, if such person disclosed such person’s interest in accordance with this Section 4.10, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

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(h)

Notwithstanding anything in this Section 4.10, but without limiting the effect of Subsection 4.10(e) hereof, a Trustee or an officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of such person holding such office or position, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such person’s interest therein void or voidable, where:

(i)	the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

(ii)

the nature and extent of such person’s interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular to be provided by this Declaration of Trust or by law.

(i)

Subject to Subsections 4.10(e), 4.10(g) and 4.10(h) hereof, where a Trustee or an officer of the Trust fails to disclose such person’s interest in a Material Agreement or material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this Section 4.10, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and directing that such person account to the Trust for any profit or gain realized.

1.11        Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust’s property to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

ARTICLE 5 OFFICERS OF THE TRUST

1.1        General

The Trust shall have a Chair of Trustees, and may have one or more other officers as the Trustees may appoint from time to time, including a Lead Trustee, a Chief Executive Officer, a Chief Financial Officer, a Chief Investment Officer and a Chief Operating Officer. Any officer of the Trust, other than the Chair of Trustees and Lead Trustee, may, but need not be, a Trustee. One person may hold two or more offices. Officers of the Trust may be appointed and, without prejudice to rights under any employment contract, removed or discharged, and their powers, responsibilities and remuneration determined by the Trustees and, in the absence of such determination, their responsibilities shall be those usually applicable to the office held.

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1.2        Chair of Trustees

The Chair of Trustees shall be appointed from among the Trustees provided that the Chair of Trustees shall be a non-executive appointment. When present, the Chair of Trustees shall be chairperson of meetings of Trustees and Unitholders and shall have such other powers and duties as the Trustees may determine from time to time to manage the affairs of the board of Trustees and monitor the effectiveness of the Trustees.

1.3        Lead Trustee

If the Chair of Trustees is not an Independent Trustee, a lead trustee (the “Lead Trustee”) shall be appointed from among the Trustees. The Lead Trustee must be an Independent Trustee. The Lead Trustee will act as an effective leader of the board of Trustees in respect of matters required to be considered by the Independent Trustees only, and will ensure that the board of Trustees’ agenda will enable it to successfully carry out its duties.

1.4        Term of Office

The Chair of Trustees, Lead Trustee and any officer appointed by the Trustees shall hold such position until his or her successor is elected or appointed, provided, without prejudice to rights under any employment contract, that the Trustees may remove an officer from office at any time in their sole discretion.

1.5        Independent Contractors

Any office of the Trust appointed by the Trustees may be held by an individual who is not an employee of the Trust but has been retained by the Trust to hold such office pursuant to an independent service agreement entered into between the Trust and that individual or that individual’s employer.

ARTICLE 6

INVESTMENT GUIDELINES AND OPERATING POLICIES

1.1        Investment Guidelines

Notwithstanding any other provision hereof, the assets of the Trust may be invested only with the approval of the Trustees and only in accordance with the following restrictions:

(a)

the Trust may only invest, directly or indirectly, in interests (including fee ownership and leasehold interests) in income-producing real estate located in the United States and Canada (including, for greater certainty, assets whose revenue stems primarily from hospitality assets but which may include income from other asset classes), assets ancillary thereto necessary for the operation of such real estate and such other activities as are consistent with the other investment guidelines of the Trust;

(b)

notwithstanding anything else contained in this Declaration of Trust, the Trust shall not make any investment, take any action or omit to take any action that would result in Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in the Units not being qualified investments for Exempt Plans;

(c)

the business, operations, and the assets of the Trust shall be limited to and conducted in such a manner as to permit the Trust at all times to be qualified and classified as a “real estate investment trust” (as defined in the Code) for U.S. federal income tax purposes,

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unless the Trustees have determined, at their full discretion, that the Trust cease qualifying as a “real estate investment trust” under the Code;

(d)

the Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by the Trust; provided that such joint venture arrangement contains terms and conditions which, in the opinion of the Independent Trustees, are commercially reasonable, including without limitation such terms and conditions relating to restrictions on the transfer, acquisition and sale of the Trust’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the Trust, provisions to limit the liability of the Trust and its Unitholders to third parties, and provisions to provide for the participation of the Trust in the management of the joint venture arrangement. For purposes hereof, a “joint venture arrangement” is an arrangement between the Trust and one or more other persons pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in the investment guidelines of the Trust and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity;

(e)

except for temporary investments held in cash, deposits with a Canadian or U.S. chartered bank or trust company registered under the laws of a province of Canada or a state of the United States, short-term government debt securities or money market instruments maturing prior to one year from the date of issue and except as permitted pursuant to the investment guidelines and operating policies of the Trust, the Trust may not hold securities of a person other than to the extent such securities would constitute an investment in real property (as determined by the Trustees) and provided further that, notwithstanding anything contained in this Declaration of Trust to the contrary, but in all events subject to paragraph (b) above, the Trust may hold securities of a person: (i) acquired in connection with the carrying on, directly or indirectly, of the Trust’s activities or the holding of its assets; or (ii) which focuses its activities primarily on the activities described in paragraph (a) above, provided in the case of any proposed investment or acquisition which would result in the beneficial ownership of more than 10% of the outstanding securities of an issuer (the “Acquired Issuer”), the investment is made for the purpose of subsequently effecting the merger or combination of the business and assets of the Trust and the Acquired Issuer or for otherwise ensuring that the Trust will control the business and operations of the Acquired Issuer;

(f)	the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g)	the Trust shall not invest, directly or indirectly, in operating businesses unless:

(i)	revenue will be principally associated with the ownership, directly or indirectly, of hospitality properties; or

(ii)	it principally involves the ownership, maintenance, development, improvement, leasing or management, directly or indirectly, of a hospitality property (in each case as determined by the Trustees); or

(iii)	it is an indirect investment and is incidental to a transaction which satisfies (i) or (ii) above;

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(h)

the Trust shall not invest in raw land for development, except (i) for existing properties with additional development or properties adjacent to existing properties of the Trust for the purpose of the renovation or expansion of existing properties, or (ii) the development of new properties which will be capital property of the Trust, provided that the aggregate value of the investments of the Trust in raw land, excluding raw land under development, after giving effect to the proposed investment, will not exceed 10% of Gross Real Estate Value;

(i)	the Trust may invest in and originate mortgages and mortgage bonds (including participating or convertible mortgages) and similar instruments where:

(i)	the real property which is security for such mortgages and similar instruments is income producing real property which otherwise meets the other investment guidelines of the Trust; and

(ii)	the aggregate book value of the investments of the Trust in mortgages, after giving effect to the proposed investment, will not exceed 15% of Gross Real Estate Value; and

(j)

the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any debt incurred or assumed in connection with such investment) up to 15% of the Gross Real Estate Value of the Trust in investments which do not comply with one or more of paragraphs (a), (d), (e), (g) and (h).

For the purpose of the foregoing investment guidelines, the assets, liabilities and transactions of a corporation or other entity wholly or partially-owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing investment guidelines to investment in real property will be deemed to include an investment in a joint venture arrangement that invests in real property.

1.2        Operating Policies

The operations and affairs of the Trust are to be conducted in accordance with the following policies:

(a)

the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term “hedging” has the meaning ascribed thereto by National Instrument 81-102 - Mutual Funds adopted by the Canadian Securities Administrators, as replaced or amended from time to time;

(b)	(i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage; and

(ii)

to the extent the Trustees determine to be practicable and consistent with their fiduciary duties to act in the best interest of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision, or be subject to an acknowledgement to the effect, that the obligation being created is not personally binding upon, and that resort must not be had to, nor will recourse or satisfaction be sought from, by lawsuit or otherwise the private property of any of the Trustees, Unitholders, annuitants or beneficiaries under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the

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Trust, but that only property of the Trust or a specific portion thereof is bound; the Trust, however, is not required, but must use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c)

the Trust may engage in construction or development of real property: (a) to maintain its real properties in good repair or to improve the income producing potential of properties in which the Trust has an interest; and (b) to develop new properties that will be capital properties of the Trust on completion, provided that the aggregate value of the investments of the Trust in properties under development after giving effect to the proposed investment in the construction or development, will not exceed 20% of Gross Real Estate Value;

(d)

title to each real property shall be held by and registered in the name of the Trust, a subsidiary of the Trust, the Trustees or a corporation or other entity wholly-owned, directly or indirectly, by the Trust or jointly- owned, directly or indirectly, by the Trust, with joint venturers; provided, that where land tenure will not provide fee simple title, the Trust, the Trustees or a corporation or other entity wholly-owned, directly or indirectly, by the Trust or jointly owned, directly or indirectly, by the Trust shall hold a land lease as appropriate under the land tenure system in the relevant jurisdiction;

(e)

the Trust shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of the Trust would be more than 70% of Gross Real Estate Value;

(f)

the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party, except indebtedness or liabilities assumed or incurred by an entity in which the Trust holds an interest, directly or indirectly, or by an entity jointly owned by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties, where such indebtedness, if granted by the Trust directly, would cause the Trust to contravene its investment guidelines or operating policies. The Trust is not required but shall use its reasonable best efforts to comply with this requirement (a) in respect of obligations assumed by the Trust pursuant to the acquisition of real property; or (b) if doing so is necessary or desirable in order to further the initiatives of the Trust permitted under this Declaration of Trust;

(g)

the Trust shall directly or indirectly obtain and maintain at all times property insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practice of owners of comparable properties;

(h)

the Trust shall have obtained an appraisal of each real property that it intends to acquire and an engineering survey with respect to the physical condition thereof, in each case, by an independent and experienced consultant, unless the requirement for such an appraisal or engineering survey is waived by the Independent Trustees;

(i)

the Trust shall obtain a Phase I environmental site assessment of each real property to be acquired by it and, if the Phase I environmental site assessment report recommends that a further environmental site assessment be conducted, the Trust shall have conducted such further environmental site assessments, in each case by an independent and experienced environmental consultant; as a condition to any acquisition such assessments shall be satisfactory to the Trustees; and

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(j)	the Trust shall not engage in any sales or other dispositions of properties, directly or indirectly, if it would subject the Trust to tax under Section 857 of the Code.

For the purpose of the foregoing operating policies restrictions, the assets, liabilities and transactions of a corporation or other entity wholly or partially-owned by the Trust will be deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the foregoing operating policies to investment in real property will be deemed to include an investment in a joint venture arrangement that invests in real property.

1.3       Amendments to Investment Guidelines and Operating Policies

All of the investment guidelines set out in Section 6.1 and the operating policies contained in Subsections 6.2(a), 6.2(e), 6.2(f), 6.2(g), 6.2(h) and 6.2(i) may be amended only with the approval of two- thirds of the votes cast by Unitholders at a meeting called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by Unitholders at a meeting called for such purpose.

1.4       Tax Status

The Trustees shall cause the Trust to elect, in its return of income for the first taxation year of the Trust, (i) pursuant to Subsection 132(6.1) of the Tax Act, that the Trust be deemed to be a “mutual fund trust” for the purposes of the Tax Act throughout such year, provided that prior to filing such return of income the Trust has sufficient unitholders so as to be entitled to make such election and has otherwise complied with the requirements thereof, and (ii) pursuant to Section 856 of the Code, to treat the Trust as a “real estate investment trust” for U.S. federal income tax purposes (including by timely filing Form 1120-REIT for such year, which is intended to be the short tax year ended December 31, 2019). Notwithstanding anything else contained in this Declaration of Trust, after making such elections, the Trust shall not make any investment, take any action or omit to take any action that would result in the Trust failing or ceasing to qualify as a “mutual fund trust” within the meaning of the Tax Act or a “real estate investment trust” under the Code unless the Trustees determine, at their full discretion, that the Trust cease qualifying as a “real estate investment trust” under the Code. The Trust shall be classified and treated as a disregarded entity for U.S. federal income tax purposes until such point in time as the Trust elects to be treated as a corporation and a “real estate investment trust” for U.S. federal income tax purposes. The Trustees will make or cause to be made all elections and filings in order to effectuate the foregoing. As of the first day of the tax year for which the Trust intends to elect to be treated as a “real estate investment trust” for U.S. federal income tax purposes, the Trust shall timely make an entity classification election on Form 8832 to be treated as an association taxable as a corporation for U.S. federal income tax purposes

1.5       Application of Investment Guidelines and Operating Policies

With respect to the investment guidelines and operating policies contained in Sections 6.1 and 6.2 and where any maximum or minimum percentage limitation is specified in any of the guidelines and policies therein contained, such guidelines and policies shall, unless otherwise specified, be applied on the basis of the relevant amounts calculated immediately after the making of such investment or the taking of such action. Any subsequent change relative to any percentage limitation, which results from a subsequent change in the Gross Real Estate Value, will not require divestiture of any investment.

1.6       Regulatory Matters

Notwithstanding the foregoing in this Section 6, if at any time a government or regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment guideline or operating policy of the Trust then in force (other than Subsection 6.1(b)), such investment guideline or operating policy in conflict shall, if the

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Trustees on the advice of legal counsel to the Trust so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE 7 UNITS

1.1       Units

(a)

The beneficial interests in the Trust shall be described and designated as “Units”, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein. Each Unit shall vest indefeasibly in the holder thereof and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b)

Each Unit shall represent a proportionate, undivided beneficial ownership interest in the Trust and shall confer the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. No Unit shall have any preference or priority over any other. Units shall rank among themselves equally and rateably without discrimination, preference or priority. Units will be fully paid and non-assessable when issued and are transferable.

(c)	The number of Units that the Trust may issue shall be unlimited.

(d)	The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without notice to or approval of the Unitholders.

(e)	The Units shall be denominated in U.S. dollars.

1.2       Consideration for Units

No Units shall be issued other than as fully paid and non-assessable. A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.

1.3       Re-Purchase of Initial Unit by Trust

Immediately after the issuance of the Units as contemplated in the Prospectus, the Trust will re-purchase the Initial Unit from the Current Unitholder, and the Current Unitholder will sell the Initial Unit to the Trust, for an aggregate purchase price of US$15.00 and, upon the completion of such purchase and sale, the Initial Unit shall be cancelled and shall no longer be outstanding for any purpose of this Declaration of Trust.

1.4       Pre-Emptive Rights

Subject to any binding agreement entered into by the Trust (including without limitation the Investor Rights Agreement), no person shall be entitled, as a matter of right, to subscribe for or purchase any

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Units. There are no pre-emptive rights attaching to the Units except as set out in the Investor Rights Agreement.

1.5       Fractional Units

If, as a result of any act of the Trustees hereunder, any person becomes entitled to a fraction of a Unit, such person shall not be entitled to receive a certificate therefor. Following the Offering, fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

1.6       Allotment and Issue

Subject to the pre-emptive and registration rights contained in the Investor Rights Agreement, the Trustees may allot and issue Units or securities exchangeable into Units at such time or times and in such manner (including, without limitation, pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of distributions of the Trust in Units and as consideration for the acquisition of new properties or assets, at a price or for such consideration as determined by the Trustees) and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine. In the event that Units are issued in whole or in part for consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received. The price or value of the consideration for which Units may be issued will be determined by the Trustees in their sole discretion, generally in consultation with investment dealers or brokers who may act as underwriters in connection with offerings of Units.

1.7       Rights, Warrants and Options

The Trust may create and issue rights, warrants, options or other instruments or securities to subscribe for fully paid Units, which rights, warrants, options, instruments or securities may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants, options, instruments or securities so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant, option, instrument or security shall not be a Unit and a holder thereof shall not be a Unitholder. Upon the approval by the Trustees of any unit option plan or other incentive plan for the Trustees, officers and/or employees of the Trust or any subsidiary of the Trust and/or their personal holding companies or family trusts and/or persons who provide services to the Trust or a unitholders’ rights plan, the Trustees may grant options or other securities upon the terms and subject to the conditions set forth in such plan.

Subject to the provisions of Article 6 hereof, the Trustees may create and issue indebtedness of the Trust in respect of which interest, premium or principal payable thereon may be paid, at the option of the Trust or the holder, in fully paid Units, or which indebtedness, by its terms, may be convertible into Units at such time and for such prices as the Trustees may determine. Any indebtedness so created shall not be a Unit and a holder thereof shall not be a Unitholder unless and until fully paid Units are issued in accordance with the terms of such indebtedness.

1.8       Commissions and Discounts

The Trustees may provide for the payment of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or other securities issued by the Trust or of their agreeing to procure subscriptions therefor, whether absolute or conditional.

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1.9       Non-Certificated Inventory System

(a)

The provisions of this Section 7.9 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustees and of one Unitholder to another but are intended only to facilitate the recording of all transactions in respect of Units whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

(b)

Except as otherwise provided below, registration of interests in and transfers of Units held through CDS, or its nominee, will be made electronically through the NCI system of CDS. On Closing, the Trust, via its Transfer Agent, will electronically deliver the Units registered to CDS or its nominee, and CDS will credit interests in such Units to the accounts of the CDS Participants as directed by the underwriters in respect of the Offering. Units held in CDS will be purchased, transferred and surrendered for redemption through a CDS Participant. All rights of beneficial Unitholders who hold Units in CDS must be exercised through, and all payments or other property to which such beneficial Unitholders are entitled will be made or delivered by CDS or the CDS Participant through which the beneficial Unitholder holds such Units. A beneficial holder of a Unit participating in the NCI system will not be entitled to a certificate or other instrument from the Trust or the Transfer Agent evidencing that person’s interest in or ownership of Units, nor, to the extent applicable, will such beneficial Unitholder be shown on the records maintained by CDS, except through an agent who is a CDS Participant.

(c)

Except as described below, no purchaser of a Unit will be entitled to a certificate or other instrument from the Trust evidencing that purchaser’s ownership thereof, and no holder of a beneficial interest in a Unit (a “Beneficial Owner”) will be shown on the records maintained by CDS except through the accounts of CDS Participants acting on behalf of the Beneficial Owners. CDS will be responsible for establishing and maintaining accounts for CDS Participants having interests in the Units, and sales of interests in the Units can only be completed through CDS Participants.

(d)

Units may be issued in fully registered form to holders or their nominees, if any, who purchase the Units pursuant to a private placement of Units made in reliance upon Rule 144A (or other registration exemption) adopted under the United States Securities Act of 1933, and to transferees thereof in the United States who purchase such Units in reliance upon Rule 144A (or other registration exemption). Likewise, any Units transferred to a transferee within the United States or outside the United States to a “U.S. Person” (within the meaning of Regulation S) may be evidenced in definitive certificates representing any such Units unless the Trust otherwise agrees that such Units need not be evidenced in definitive certificates. If any such Units represented by definitive certificates are subsequently traded into Canada, or otherwise outside the United States in compliance with Regulation S, the Transfer Agent will electronically deliver such Units registered to CDS or its nominee, and CDS will credit interests in such Units to the accounts of the CDS Participants as directed by the Transfer Agent.

(e)

Except as noted in the foregoing paragraph, Units will be issued in fully registered form to holders or their nominees, other than CDS or its nominee, only if: (i) the Trust is required to do so by applicable law; (ii) the depositary system of CDS ceases to exist; (iii) the Trust determines that CDS is no longer willing, able or qualified to discharge properly its responsibility as depositary and the Trust is unable to locate a qualified successor; (iv) the Trust at its option elects to prepare and deliver definitive certificates

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representing the Units; or (v) the Trust at its option elects to terminate the NCI system in respect of the Units through CDS.

(f)

All references herein to actions by, notices given or payments made to Unitholders shall, where such Units are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS Participants in accordance with CDS’s rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given by Unitholders acting through CDS and the CDS Participants owning Units evidencing the requisite percentage of the Units. The rights of a Unitholder whose Units are held through CDS shall be exercised only through CDS and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and CDS and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustees may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(g)

For so long as Units are held through CDS, if any notice or other communication is required to be given to Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to CDS.

(h)

If CDS resigns or is removed from its responsibilities as depositary and the Trustees are unable or do not wish to locate a qualified successor, CDS shall surrender the Units held by it to the Transfer Agent with instructions from CDS for registration of Units in the name and in the amounts specified by CDS and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Units then outstanding in the form of definitive Unit Certificates representing such Units.

1.10       Redemption of Units

(a)

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

(b)

(i) To exercise a Unitholder’s right to require redemption under this Section 7.10, a duly completed and properly executed notice requiring the Trust to redeem Units, in a form reasonably acceptable to the Trustees, together with written instructions as to the number of Units to be redeemed, shall be sent to the Transfer Agent with a copy to the Trust at the head office of the Trust. A Unitholder not otherwise holding a registered Unit Certificate that wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder’s investment dealer who will be required to deliver the completed redemption notice form to the Trust and to CDS. No form or manner of completion or execution shall be sufficient unless the same is in all respects reasonably acceptable to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

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(ii)

Upon receipt by the Transfer Agent and the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

(c)

(i) Upon receipt by the Transfer Agent and the Trust of the notice to redeem Units in accordance with this Section 7.10, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(A)	90% of the “market price” of the Units calculated as of the date on which the Units were surrendered for redemption (the “Redemption Date”); and

(B)	100% of the “closing market price” on the principal market on which the Units are listed for trading, on the Redemption Date;

For the purposes of this calculation, “market price” as at a specified date will be:

(x)

an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date;

(y)

an amount equal to the weighted average of the closing market prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price; or

(z)

if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, an amount equal to the simple average of the following prices established for each of the 10 consecutive trading days ending on such date: the simple average of the last bid and last asking price of the Units for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the simple average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

The “closing market price” of a Unit for the purpose of the foregoing calculations, as at any date will be:

(w)

an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date if the principal exchange or market provides

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information necessary to compute a weighted average trading price of the Units on the specified date;

(x)

an amount equal to the closing price of a Unit on the principal market or exchange on the specified date if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

(y)

an amount equal to the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(z)	the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.

If Units are not listed or quoted for trading in a public market, the Redemption Price will be the fair market value of the Units, which will be determined by the Trustees in their sole discretion.

(ii)

Subject to Subsections 7.10(d) and 7.10(e), the Redemption Price payable in respect of the Units tendered for redemption during any calendar month shall be paid in U.S. dollars within 30 days after the end of the calendar month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(d)	Paragraph 7.10(c)(ii) shall not be applicable to Units tendered for redemption by a Unitholder, if:

(i)

the total amount payable by the Trust pursuant to Subsection 7.10(c) in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds US$50,000 (the “Monthly Limit”); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month and, in the absence of such a waiver, Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Paragraph 7.10(c)(ii) exceeds the Monthly Limit will be redeemed for cash pursuant to Paragraph 7.10(c)(ii) and, subject to any applicable regulatory approvals, by a distribution in specie under Section 7.10(e), on a pro rata basis;

(ii)

on the date the Units are tendered for redemption, the outstanding Units are not listed for trading on the TSXV or traded or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units;

(iii)

the normal trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading, or if not so listed, on any market on which the Units are quoted for trading, on the Redemption Date for

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such Units or for more than five trading days during the 10 trading day period commencing immediately before the Redemption Date for such Units; or

(iv)	the redemption of the Units will result in the delisting of the Units from the principal stock exchange on which the Units are listed.

(e)

To the extent that Paragraph 7.10(c)(ii) is not applicable to all of the Units tendered for redemption by a Unitholder pursuant to Subsection 7.10(d), the balance of the Redemption Price per Unit specified in Subsection 7.10(c) shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain forthwith), be paid and satisfied by way of a distribution in specie to such Unitholder of Redemption Notes. Upon such payment, together with any cash paid to the Unitholder in accordance with Paragraph 7.10(c)(ii), the Trust shall be discharged from all liability to such former Unitholder and any party having a security interest in respect of the Units so redeemed. In the event of distributions of Redemption Notes, each Redemption Note so distributed to the redeeming holder of Units shall be in the principal amount of US$100 or such other amount as may be determined by the Trustees. No fractional Redemption Notes shall be distributed and where the number of Redemption Notes to be received upon redemption by a holder of Units would otherwise include a fraction, that number shall be rounded down to the next lowest whole number. The Trustees may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 7 all amounts required by law to be so withheld.

(f)	All Units redeemed under this Section 7.10 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

1.11       Certificate Fee

The Trustees may establish a reasonable fee to be charged for every Unit Certificate issued.

1.12       Form of Unit Certificate

The form of certificate representing Units and the instrument of transfer, if any, on the reverse side thereof shall be in such form as is from time to time authorized by the Trustees.

1.13       Unit Certificates

(a)	If issued, Unit Certificates are issuable only in fully registered form.

(b)	The definitive form of the Unit Certificates shall:

(A)	be in the English language or in the English language and the French language;

(B)	be dated as of the date of issue thereof; and

(C)	contain such distinguishing letters and numbers as the Trustees shall prescribe.

(c)

In the event that the Unit Certificate is translated into the French language and any provision of the Unit Certificate in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

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(d)

Each Unit Certificate shall be signed on behalf of the Trustees and, unless otherwise decided by the Trustees, signed or certified by the Transfer Agent of the Trust. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains the printed or mechanically reproduced signature of a person, then the Trust may issue the Unit Certificate even though such person has ceased to be a Trustee or an authorized representative thereof and such Unit Certificate is valid as if such person continued to be a Trustee or an authorized representative thereof at the date of its issue.

1.14       Contents of Unit Certificates

(a)	Until otherwise determined by the Trustees, each Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

(A)

the name of the Trust and the words “A trust governed under the laws of the Province of Ontario governed by a Declaration of Trust made the 27th day of March, 2019, as amended or amended and restated from time to time” or words of like effect;

(B)	the name of the person to whom the Unit Certificate is issued as Unitholder;

(C)	the number of Units represented thereby and whether or not the Units represented thereby are fully paid;

(D)	that, subject to the terms of the Declaration of Trust, the Units represented thereby are transferable;

(E)

“The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust, pursuant to which this certificate and the Units represented thereby are issued, may be obtained by a Unitholder on demand and without fee from the head office of the Trust” or words of like effect;

(F)	“For information as to personal liability of a Unitholder, see the reverse side of this certificate” or words of like effect; and

(G)	the legends and other information required by Article 8.

(b)	Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the reverse side thereof, inter alia, the following:

(A)

“The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution”, or words of like effect; and

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(B)	appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

1.15       Register of Unitholders

A register (the “Register”) shall be kept at the principal office in Toronto, Ontario of the Trust, which Register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units and a record of all transfers and redemptions thereof. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Unitholder on the Register as the owner of such Units for all purposes, including payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

1.16       Successors in Interest to Unitholders

Any person purporting to become entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded in the Register as the holder of such Units, but until such record is made, the Unitholder of record shall continue to be and shall be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the Transfer Agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event and any person becoming entitled to such Units shall be bound by every notice or other document in respect of the Units which shall have been duly given to the person from whom such person derives title to such Units. Once such record is made, the Trustees shall deal with the new holder of such Units as Unitholder from thereon and shall have no liability to any other person purporting to have been entitled to the Units prior to the making of such record.

1.17       Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more persons holding any Unit as joint tenants of the entire interest therein unless the ownership is expressly otherwise recorded in the Register, but no entry shall be made in the Register that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded in the Register as a Unitholder may, subject to the provisions herein contained, be described in the Register as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

1.18       Performance of Trusts

None of the Trustees of the Trust, the officers of the Trust, the Unitholders or the Transfer Agent or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit or other security of the Trust was or would be wrongful or that a particular adverse person is the owner of or has an interest in the Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or other securities or interest therein by any such Unitholder or holder of such security or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder.

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1.19       Lost Unit Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated Unit Certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or any officers of the Trust deem necessary and may require the applicant to surrender any mutilated Unit Certificate and to require the applicant to supply to the Trust a “lost certificate bond” or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees or any officers of the Trust and the Transfer Agent for so doing. The Trustees or any officers of the Trust shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees or any officers of the Trust. If such blanket lost security bond is acquired, the Trustees or any officers of the Trust may authorize and direct (upon such terms and conditions as they from time to time impose) any registrar, transfer agent, trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated Unit Certificates without further action or approval by the Trustees or any officers of the Trust.

1.20       Death of Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate of the deceased Unitholder to succeed to all rights of the deceased Unitholder under this Declaration of Trust.

1.21       Unclaimed Payments

In the event that the Trustees hold any amounts to be paid to Unitholders under Article 12 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its principal office or to the Public Guardian and Trustee (or other similar government official or agency) in the province where the Trust has its principal office whose receipt shall be a good and sufficient discharge of the obligations of the Trustees.

1.22       Repurchase of Units

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable Securities Laws and the rules or policies of any applicable stock exchange.

1.23       Take-Over Bids

(a)

If within 120 days after the date of a take-over bid (which, for purposes of this Section 7.23, includes an issuer bid made by the Trust) the bid is accepted by the holders of not less than 90% of the Units, calculated as if all Redeemable Units were redeemed for Units, other than Units held at the date of the take-over bid by or on

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behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this Section 7.23, to acquire the Units held by holders of Units that did not tender to the take-over bid (the “dissenting offerees”).

(b)

An offeror may acquire Units held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each dissenting offeree stating that:

(A)

the offerees holding more than 90% of the Units, calculated on a fully diluted basis, accepted the take-over bid, other than Units held at the date of the take- over bid by or on behalf of the offeror or an affiliate or associate of the offeror;

(B)	the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(C)	a dissenting offeree is required to elect:

(A)	to transfer his Units to the offeror on the terms on which the offeror acquired the Units of the offerees who accepted the takeover bid, or

(B)	to demand payment of the fair value of his Units in accordance with Subsections 7.23(h) to 7.23(q) by notifying the offeror within 20 days after he receives the offeror’s notice;

(D)

a dissenting offeree who does not notify the offeror in accordance with Subparagraph 7.23(b)(iii)(B) is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(E)	a dissenting offeree must send his Units to which the take-over bid relates to the Trust within 20 days after he receives the offeror’s notice.

(c)

Concurrently with sending the offeror’s notice under Subsection 7.23(b), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the dissenting offeree with respect to each Unit held by a dissenting offeree.

(d)

A dissenting offeree to whom an offeror’s notice is sent under Subsection 7.23(b) shall, within 20 days after he receives that notice, send his Unit Certificates, or the Unit Certificates issuable upon the exchange of his Redeemable Units, to the Trust.

(e)

Within 20 days after the offeror sends an offeror’s notice under Subsection 7.23(b), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under Subparagraph 7.23(b)(iii)(A).

(f)

The Trust is deemed to hold in trust for the dissenting offeree the money or other consideration it receives under Subsection 7.23(e) and the Trust shall deposit the money in a separate account in a bank or other body corporate any deposits of which are insured by the Canada Deposit Insurance Corporation or guaranteed by the Québec

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Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(g)	Within 30 days after the offeror sends an offeror’s notice under Subsection 7.23(b), the Trust shall:

(A)	issue to the offeror a Unit Certificate in respect of the Units that were held by dissenting offerees;

(B)

give to each dissenting offeree who elects to accept the take-over bid terms under Subparagraph 7.23(b)(iii)(A) and who sends his Unit Certificates, or the Unit Certificates issuable upon the exchange of his Redeemable Units, as required under Subsection 7.23(d), the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money; and

(C)

send to each dissenting offeree who has not sent his Unit Certificates, or the Unit Certificates issuable upon the exchange of his Redeemable Units, as required under Subsection 7.23(d) a notice stating that:

(A)	his Units have been cancelled,

(B)	the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

(C)	the Trust will, subject to Subsections 7.23(h) to 7.23(q), send that money or other consideration to him forthwith after receiving his Units.

(h)

If a dissenting offeree has elected to demand payment of the fair value of his Units under Subparagraph 7.23(b)(iii)(B), the offeror may, within 20 days after it has paid the money or transferred the other consideration, under Subsection 7.23(e), apply to a court to fix the fair value of the Units of that dissenting offeree.

(i)	If an offeror fails to apply to a court under Subsection 7.23(h), a dissenting offeree may apply to a court for the same purpose within a further period of 20 days.

(j)

Where no application is made to a court under Subsection 7.23(i) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(k)	An application under Subsections 7.23(h) or 7.23(i) shall be made to a court having jurisdiction in the place where the Trust has its registered office.

(l)	A dissenting offeree is not required to give security for costs in an application made under Subsections 7.23(h) or 7.23(i).

(m)	On an application under Subsections 7.23(h) or 7.23(i):

(A)	all dissenting offerees referred to in Subparagraph 7.23(b)(iii)(B) whose Units have not been acquired by the offeror shall be joined as parties and shall be bound by the decision of the court; and

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(B)	the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(n)

On an application to a court under Subsections 7.23(h) or 7.23(i) the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting offerees.

(o)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a dissenting offeree.

(p)	The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for his Units as fixed by the court.

(q)	In connection with proceedings under this Section 7.23, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(A)	fix the amount of money or other consideration that is required to be held in trust under Subsection 7.23(f);

(B)	order that money or other consideration be held in trust by a person other than the Trust; and

(C)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date he sends or delivers his Unit Certificates under Subsection 7.23(d) until the date of payment.

(r)

Where an offeror is entitled to acquire Units held by a dissenting offeree pursuant to Subsection 7.23(b) and the offeror wishes to exercise such right, the offeror shall also deliver an offer (the “Redemption Offer”) to the Trustees, at the same time that an offeror’s notice is delivered pursuant to Subsection 7.23(b), addressed to each holder of Redeemable Units to acquire all Units issued to such holder by the Trust following the redemption of the holder’s Redeemable Units for Units pursuant to the Operating Agreement. The Redemption Offer shall be made on the same terms as the Offeror acquired the Units of the Unitholders who accepted the take-over bid and the redemption by the holder of the Redeemable Units and the acquisition by the Offeror of the Units issuable upon redemption thereof shall occur within 30 days of delivery of the Redemption Offer to the Trustees. The Trustees shall deliver the Redemption Offer to each holder of Redeemable Units forthwith upon receipt, if any such holders exist.

(s)

In the event that a non-exempt take-over bid from a person acting at arm’s length to holders of Redeemable Units (or any affiliate or associate thereof) is made for Units, unless the take-over bid is structured (i) to permit holders of Redeemable Units to both redeem for Units and tender conditional on take-up, or (ii) such that the offer is made for all Redeemable Units on identical terms, then from and after the first take-up of Units under the said takeover bid (provided that not less than 25% of the Units other than Units held at the date of the take-over bid by the offeror or associates or affiliates of the offeror are so taken up), the terms and conditions of the Redeemable Units held by persons other than the offeror (or any affiliate or associate thereof) will automatically (without any further action) be amended such that the redemption ratio shall be varied to equal 110% of the redemption ratio then in effect (such that on redemption the holder shall receive 1.1 Units for each Unit that the holder would otherwise have received). For greater certainty, notwithstanding any adjustment

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contemplated by this section, the holders of such Redeemable Units shall not be entitled to any adjustment to their entitlement to distributions until such time as such Redeemable Units are redeemed for Units.

ARTICLE 8

RESTRICTIONS ON TRANSFER AND OWNERSHIP OF UNITS

1.1       Definitions

For the purpose of Sections 8.2, 8.3 and 8.4, the following terms shall have the following meanings:

(a)

“Beneficial Ownership” shall mean ownership of Units by a Person, whether the interest in the Units is held directly or indirectly (including by a nominee), and shall include interests that are actually owned or would be treated as owned through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code. The terms “Beneficial Owner,” “Beneficially Own,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

(b)

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in Toronto or New York City are authorized or required by law, regulation or executive order to close.

(c)

“Charitable Beneficiary” shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 8.3(f), provided that each such organization must be a “United States person” under the Code that is described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

(d)	“Charitable Trust” shall mean any trust provided for in Section 8.3(a) that is a “United States person” under the Code.

(e)	“Charitable Trustee” shall mean the Person unaffiliated with the Trust and any Prohibited Owner, that is appointed by the Trust to serve as trustee of a Charitable Trust.

(f)

“Constructive Ownership” shall mean ownership of Units by a Person, whether the interest in the Units is held directly or indirectly (including by a nominee), and shall include interests that are actually owned or would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Own,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

(g)	“Excepted Holder” shall mean a Unitholder of the Trust for whom an Excepted Holder Limit is created by the Trustees pursuant to Section 8.2(g).

(h)

“Excepted Holder Limit” shall mean for each Excepted Holder, the percentage limit established by the board of Trustees for such Excepted Holder pursuant to Section 8.2(g), which limit may be expressed, in the discretion of the board of Trustees, as one or more percentages and/or numbers of Units, provided that the affected Excepted Holder agrees to comply with any requirements established by the board of Trustees pursuant to Section 8.2(g) and subject to adjustment pursuant to Section 8.2(h).

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(i)

“FIRPTA Holder” shall mean any Person that (i) is not a “United States person” under the Code for the purposes of Section 897 of the Code, and (ii) is treated as holding more than 5% of the Units determined by applying the constructive ownership rules of Section 897(c)(3) of the Code, including through the application of Section 897(c)(6)(C) of the Code and excluding any such outstanding Units which are not treated as outstanding for U.S. federal income tax purposes. Any determination by the Trust as to the ownership of Units by a Person shall be conclusive for all purposes hereof.

(j)

“Individual” means an individual, a trust qualified under Section 401(a) or 501(c)(17) of the Code, a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, or a private foundation within the meaning of Section 509(a) of the Code, provided that, except as set forth in Section 856(h)(3)(A)(ii) of the Code, a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code shall be excluded from this definition.

(k)	“Initial Date” shall mean the date of the closing of the issuance of Units pursuant to the Offering.

(l)

“Market Price” on any date shall mean, with respect to the Units, the Closing Price for such Units. The “Closing Price” on any date shall mean the last sale price for such Units, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Units, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the TSXV or, if the Units are not listed or admitted to trading on the TSXV, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Units are listed or admitted to trading or, if such Units are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system on which such Units are quoted, or if such Units are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Units selected by the Trustees or, in the event that no trading price is available for such Units, the fair market value of the Units, as determined in good faith by the Trustees.

(m)	“Person” shall mean an Individual, corporation, partnership, limited liability company, estate, trust, association, joint stock company or other entity.

(n)

“Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 8.2(a), would Beneficially Own or Constructively Own Units in violation of Section 8.2(a)(i) or would be an Undisclosed FIRPTA Holder, and if appropriate in the context, shall also mean any Person who would have been the record owner of the Units that the Prohibited Owner would have so owned.

(o)

“Restriction Termination Date” shall mean the first day after the Initial Date on which the Trustees determine pursuant to Section 14.1(a) of this Declaration of Trust that it is no longer in the best interests of the Trust to attempt to, or continue to qualify as a “real estate investment trust” for U.S. federal income tax purposes or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive

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Ownership and Transfers of Units set forth herein is no longer required in order for the Trust to qualify as a “real estate investment trust” for U.S. federal income tax purposes.

(p)

“Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire, or change its level of, Beneficial Ownership or Constructive Ownership, or to acquire, or change its level of ownership, for the purposes of Section 897(c)(3) of the Code, including through the application of Section 897(c)(6)(C) of the Code, or any agreement to take any such actions or cause any such events, of Units or the right to vote or receive distributions on Units, including (i) the granting or exercise of any option (or any disposition of any option), (ii) any disposition of any securities or rights convertible into or exchangeable for Units or any interest in Units or any exercise of any such conversion or exchange right, and (iii) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Units or changes in level of ownership for the purposes of Section 897(c)(3) of the Code, including through the application of Section 897(c)(6)(C) of the Code; in each case, whether voluntary or involuntary, whether owned of record, Beneficially Owned or Constructively Owned or owned for purposes of Section 897(c)(3) of the Code, including through the application of Section 897(c)(6)(C) of the Code, and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

(q)

“Undisclosed FIRPTA Holder” shall mean any Person that (i) is a FIRPTA Holder and (ii) has not fully satisfied the requirements of Section 8.2(d)(iv). Any determination by the Trust as to whether the provisions of Section 8.2(d)(iv) have been fully satisfied by a Person shall be conclusive for all purposes hereof.

(r)

“Unit Ownership Limit” shall mean 6.2% (in value or in number of Units, whichever is more restrictive), and subject to adjustment from time to time by the Trustees in accordance with Section 8.2(h) of the aggregate of the outstanding Units, excluding any such outstanding Units which are not treated as outstanding for U.S. federal income tax purposes. Notwithstanding the foregoing, for purposes of determining the percentage ownership of Units by any Person, Units that are treated as Beneficially Owned or Constructively Owned by such Person shall be deemed to be outstanding. The number and value of outstanding Units shall be determined by the board of Trustees in good faith, which determination shall be conclusive for all purposes hereof.

1.2       Units

(a)	Ownership Limitations.

(i)	Basic Restrictions. During the period commencing on the Initial Date and prior to the Restriction Termination Date:

(A)

(1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Units in excess of the Unit Ownership Limit and

(2) no Excepted Holder shall Beneficially Own or Constructively Own Units in excess of the Excepted Holder Limit for such Excepted Holder.

(B)

No Person shall Beneficially Own or Constructively Own Units to the extent that such Beneficial Ownership or Constructive Ownership of Units could result in (1) the Trust being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year, but taking

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into account the application of Section 856(h)(2)), or (2) otherwise failing to qualify as a “real estate investment trust” for U.S. federal income tax purposes (including but not limited to Beneficial Ownership or Constructive Ownership that could result in (i) the Trust Constructively Owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Trust from such tenant, taking into account any other income of the Trust that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause the Trust to fail to satisfy any of such gross income requirements or (ii) any manager or operator of a “qualified lodging facility,” within the meaning of Section 856(d)(9)(D) of the Internal Revenue Code, leased by the Trust (or any subsidiary of the Trust) to one of its taxable REIT subsidiaries failing to qualify as an “eligible independent contractor,” within the meaning of Section 856(d)(9)(A) of the Internal Revenue Code).

(C)

Any Transfer that, if effective, would result in the Units being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Units.

(ii)

Transfer in Charitable Trust for Real Estate Investment Trust Purposes. If any Transfer (whether or not such Transfer is the result of a transaction entered into through the facilities of the TSXV or any other national securities exchange or automated inter-dealer quotation system or over-the-counter market) occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Units in violation of Section 8.2(a)(i)(A) or (B):

(A)

then that number of Units the ownership of which otherwise would cause such Person to violate Section 8.2(a)(i)(A) or (B) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 8.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Units; or

(B)

if the transfer to the Charitable Trust described in clause (A) of this sentence would not be effective for any reason to prevent the violation of Section 8.2(a)(i)(A) or (B), then the Transfer of that number of Units that otherwise would cause any Person to violate Section 8.2(a)(i)(A) or (B) shall be void ab initio, and the intended transferee shall acquire no rights in such Units.

In determining which Units are to be transferred to a Charitable Trust in accordance with this Section 8.2(a)(ii) and Section 8.3 hereof, Units shall be so transferred to a Charitable Trust in such manner as minimizes the aggregate value of the Units that are transferred to the Charitable Trust (except as provided in Section 8.2(f)) and, to the extent not inconsistent therewith, on a pro rata basis (unless otherwise determined by the Trustees in their sole and absolute discretion). To the extent that, upon a transfer of Units pursuant to this Section 8.2(a)(ii), a violation of any provision of Section 8.2(a)(i) would nonetheless be continuing (as, for example, where the ownership of Units by a single Charitable Trust would result in the Units being Beneficially Owned

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(determined under the principles of Section 856(a)(5) of the Code) by fewer than 100 Persons), then Units shall be transferred to that number of Charitable Trusts, each having a Charitable Trustee and a Charitable Beneficiary or Charitable Beneficiaries that are distinct from those of each other Charitable Trust, such that there is no such violation or unpermitted transfer.

(iii)

Transfer in Charitable Trust for FIRPTA Purposes. If (1) any Transfer (whether or not such Transfer is the result of a transaction entered into through the facilities of the TSXV or any other national securities exchange or automated inter-dealer quotation system or over-the-counter market) occurs which, if effective, would result in any Person being a FIRPTA Holder, and (2) the Person has not fully complied with the notice requirements of Sections 8.2(d)(iv):

(A)

then that number of Units the ownership of which otherwise caused such Person to be a FIRPTA Holder shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 8.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in the Units; or

(B)

if the transfer to the Charitable Trust described in clause (A) of this sentence would not be effective for any reason to prevent the Person from becoming a FIRPTA Holder, then the Transfer of that number of Units that otherwise would cause the Person to become a FIRPTA Holder shall be void ab initio, and the intended transferee shall acquire no rights in such Units.

In determining which Units are to be transferred to a Charitable Trust in accordance with this Section 8.2(a)(iii) and Section 8.3 hereof, Units shall be so transferred to a Charitable Trust in such manner as minimizes the aggregate value of the Units that are transferred to the Charitable Trust (except as provided in Section 8.2(f) and, to the extent not inconsistent therewith, on a pro rata basis (unless otherwise determined by the Trustees in their sole and absolute discretion)).

(iv)

Without limitation of the application of any other provision of this Article 8, it is expressly intended that the restrictions on ownership and Transfer described in this Section 8.2(a) shall apply to restrict the rights of any member or partner in limited liability companies or partnerships to exchange their interest in such entities for Units.

(b)

Remedies for Breach. If the board of Trustees shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 8.2(a)(i) or that a Person that otherwise would be a FIRPTA Holder has not fully satisfied the notice requirements of Section 8.2(d)(iv), or that a Person intends or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Units in violation of Section 8.2(a)(i) (whether or not such violation is intended), the Trustees or a committee thereof shall be entitled to and shall take such action as they or it deems advisable, in their or its sole and absolute discretion, to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Trust to redeem Units, refusing to give effect to such Transfer on the books of the Trust, instituting proceedings to enjoin such Transfer or other event; provided, however, that

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any Transfer or attempted Transfer or other event in violation of Section 8.2(a)(i) or that otherwise would result in a Person being a FIRPTA Holder (where such Person has not fully complied with the notice requirements of Section 8.2(d)(iv)) shall automatically result in the transfer to the Charitable Trust described above, or, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Trustees or a committee thereof.

(c)

Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Units that will or may violate Section 8.2(a)(i) or any Person who held or would have owned Units that resulted in a transfer to a Charitable Trust pursuant to the provisions of Section 8.2(a)(ii) shall immediately give written notice to the Trust of such event or, in the case of such a proposed or attempted transaction, give at least 15 days’ prior written notice, and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer on the Trust’s status as a “real estate investment trust” for U.S. federal income tax purposes.

(d)	Owners Required To Provide Information.

(i)

Each Person that is a Beneficial Owner or Constructive Owner of 5% or more of the outstanding Units (or such lower percentage as required by the Code or the existing and proposed regulations promulgated thereunder by the U.S. Treasury Department) shall, within 30 days after the end of each taxable year, give written notice to the Trust stating the name and address of such Beneficial Owner or Constructive Owner, the number of Units that the Beneficial Owner or Constructive Owner holds and a description of the manner in which the Units are held.

(ii)

From the Initial Date and prior to the Restriction Termination Date, each Person that is a Beneficial Owner or Constructive Owner of Units and each Person (including the Unitholder of record) who is holding Units for a Beneficial or Constructive Owner shall, on demand, provide to the Trust in writing such information as the Trust may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the Trust’s status as a “real estate investment trust” for U.S. federal income tax purposes and to ensure compliance with the Unit Ownership Limit and the other restrictions set forth herein, and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

(iii)

From the Initial Date, each Person that is treated as holding Units for the purpose of Section 897(c)(3) of the Code, including through the application of Section 897(c)(6)(C) of the Code, shall, on demand, provide to the Trust in writing such information as the Trust may request in order to determine the ownership of the Units for the purpose of determining the Trust’s obligations under Section 1445 of the Code.

(iv)

For the purpose of determining the Trust’s obligations under Section 1445 of the Code, from the Initial Date, any Person that would be treated as having changed its ownership of Units as a result of a Transfer so as to become a FIRPTA Holder shall provide to the Trust, in writing, prospective notice of the intended Transfer, which notice shall include the identity of the Person, the date of the intended Transfer and the number of Units that the Person would be treated as holding

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after the intended Transfer. Such notice is required to be delivered to the Chief Executive officer and the Secretary of the Trust by the close of the Business Day prior to the date of the intended Transfer.

(v)

The Trustees may, in their sole and absolute discretion, from time to time revise the required notice provisions described in Section 8.2(d)(iv). The Trustees also may, in their sole and absolute discretion, from time to time choose whether or not to apply the excess Unit mechanism described in Section 8.2(a)(iii) to a particular FIRPTA Holder that has not complied with the notice provisions of Section 8.2(d)(iv), if the Trustees reasonably establish that the Trust can comply with its obligations under Section 1445 of the Code without the application of the excess Unit mechanism, or reasonably establishes that it has no such obligations under Section 1445 of the Code.

(e)

Remedies Not Limited. Subject to Section 14.1(a), nothing contained in this Section 8.2 shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to protect the Trust and the interests of its Unitholders in preserving the Trust’s status as a “real estate investment trust” for U.S. federal income tax purposes or to comply with its obligations under Section 1445 of the Code.

(f)

Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article 8, including Section 8.2, Section 8.3, or any definition contained in Section 8.1 or any defined term used in this Article 8 but defined elsewhere in this Declaration of Trust, the Trustees shall have the power to determine the application of the provisions of this Article 8 with respect to any situation based on the facts known to it. In the event Section 8.2 or Section 8.3 requires an action by the Trustees and the Trustees fail to provide specific guidance with respect to such action, the Trustees shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Section 8.1, Section 8.2 or Section 8.3.

(g)	Exceptions.

(i)

Subject to Section 8.2(a)(i)(B)(2), the Trustees, subject to their fiduciary duties under applicable law, may retroactively exempt and shall prospectively exempt a Person from the Unit Ownership Limit and, if necessary, shall establish or increase an Excepted Holder Limit for such Person, if the Trustees, based on such representations, covenants and undertakings from such Person to the extent required by the Trustees, and as are necessary or prudent to ascertain, as determined by the Trustees in their sole discretion, that such exemption could not cause or permit:

(A)

five or fewer Individuals to Beneficially Own more than 49% in value of the outstanding Units (taking into account the then current Unit Ownership Limit, any then existing Excepted Holder Limits, and the Excepted Holder Limit of such Person);

(B)

the Trust to Constructively Own an interest in any tenant of the Trust or any tenant of any entity directly or indirectly owned, in whole or in part, by the Trust (for this purpose, the Trustees may determine in their sole and absolute discretion that a tenant shall not be treated as a tenant of the Trust if (1) the Trust could not Constructively Own more than a 9.9% interest (that is described in Section 856(d)(2)(B) of the Code) in any such tenant; or (2) the Trust (directly, or through an entity directly or

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indirectly owned, in whole or in part, by the Trust) derives (and is expected to continue to derive) a sufficiently small amount of revenue from such tenant such that, in the opinion of the Trustees, rent from such tenant would not adversely affect the Trust’s ability to qualify as a “real estate investment trust” for U.S. federal income tax purposes); or

(C)

any manager or operator of a “qualified lodging facility,” within the meaning of Section 856(d)(9)(D) of the Internal Revenue Code, leased by the Trust (or any subsidiary of the Trust) to one of its taxable REIT subsidiaries failing to qualify as an “eligible independent contractor,” within the meaning of Section 856(d)(9)(A) of the Internal Revenue Code).

(ii)

Prior to granting any exception pursuant to Section 8.2(g)(i), the Trustees may require a ruling from the U.S. Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Trustees in their sole and absolute discretion, as they may deem necessary or advisable in order to determine or ensure the Trust’s status as a “real estate investment trust” for U.S. federal income tax purposes. Notwithstanding the receipt of any ruling or opinion, the Trustees may impose such conditions or restrictions as they deem appropriate in connection with granting such exception.

(iii)

Subject to Section 8.2(a)(i)(B)(2), an underwriter which participates in a public offering or a private placement of Units (or securities convertible into or exchangeable for Units) may Beneficially Own or Constructively Own Units (or securities convertible into or exchangeable for Units) in excess of the Unit Ownership Limit, but only to the extent necessary to facilitate such public offering or private placement.

(iv)

The Trustees may only reduce the Excepted Holder Limit for an Excepted Holder: (A) with the written consent of such Excepted Holder at any time, or

(B) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Unit Ownership Limit.

(h)

Increase or Decrease in Unit Ownership Limit. Subject to Section 8.2(a) and the rest of this Section 8.2(h), the Trustees may, in their sole and absolute discretion, from time to time, increase or decrease the Unit Ownership Limit for one or more Persons; provided, however, that a Unit Ownership Limit will not be effective for any Person who Beneficially Owns or Constructively Owns, as applicable, Units in excess of such decreased Unit Ownership Limit at the time such limit is decreased, until such time as such Person’s Beneficial Ownership or Constructive Ownership of Units, as applicable, equals or falls below the decreased Unit Ownership Limit, but any further acquisition of Units or increased Beneficial Ownership or Constructive Ownership of Units, during the period that such decreased Unit Ownership Limit is not effective with respect to such Person, will be in violation of the Unit Ownership Limit and, provided further, that the new Unit Ownership Limit (taking into account any then existing Excepted Holder Limits to the extent appropriate as determined by the Trust) would not allow five or fewer Persons to Beneficially Own more than 49% in value of the outstanding Units.

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(i)	Legend. Each certificate representing Units, if any, shall bear substantially the following legend:

The Units represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose of the Trust’s maintenance of its status as a “real estate investment trust” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Trust’s Declaration of Trust, (i) no Person may Beneficially or Constructively Own Units in excess of the Unit Ownership Limit unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own Units that would result in the Trust being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year, but taking into account the application of Section 856(h)(2)) or otherwise cause the Trust to fail to qualify as a “real estate investment trust”; and (iii) no Person may Transfer Units if such Transfer would result in the Units of the Trust being owned by fewer than 100 Persons. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own Units which causes or will cause a Person to Beneficially or Constructively Own Units in excess or in violation of the above limitations must immediately notify the Trust. If any of the restrictions on transfer or ownership set forth in (i) through (iii) above are violated, the Units represented hereby will be automatically transferred to a Charitable Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Trust may take other actions, including redeeming Units upon the terms and conditions specified by the Trustees in their sole and absolute discretion if the Trustees determine that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio.

The Units represented by this certificate are subject to transfer restrictions for the purpose of the Trust’s compliance with the requirements of Section 1445 of the Code. If (1) any Transfer (whether or not such Transfer is the result of a transaction entered into through the facilities of the TSXV or any other national securities exchange or automated inter- dealer quotation system or over-the-counter market) occurs which, if effective, would result in any Person being a FIRPTA Holder, and (2) the Person has not fully complied with the notice requirements of Section 8.2(d)(iv) of this Declaration of Trust: (i) then that number of Units the ownership of which otherwise would cause such Person to be a FIRPTA Holder is to be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 8.3 of this Declaration of Trust, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in the Units; or (ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the Person from becoming a FIRPTA Holder, then the Transfer of that number of Units that otherwise would cause the Person to become a FIRPTA Holder shall be void ab initio, and the intended transferee shall not acquire any rights in such Units. In addition, the Trust may take other actions, including redeeming Units upon the terms and conditions specified by the Trustees in their sole and absolute discretion if the Trustees determine that ownership or a Transfer has resulted in a Person becoming a FIRPTA Holder that has not fully complied with the notice requirements of Section 8.2(d)(iv) of this Declaration of Trust.

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All capitalized terms in this legend have the meanings defined in the Declaration of Trust of the Trust, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Units of the Trust on request and without charge. Requests for such a copy may be directed to the Secretary of the Trust at its principal office.

Instead of the foregoing legend, a certificate may state that the Trust will furnish a full statement about certain restrictions on ownership and transfer of the Units to a Unitholder on request and without charge.

1.3       Transfer of Units in Charitable Trust

(a)

Ownership in Charitable Trust. Upon any purported Transfer or other event described in Section 8.2(a)(ii) or Section 8.2(a)(iii) that would result in a transfer to a Charitable Trust, such Units shall be deemed to have been transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 8.2(a)(ii) or Section 8.2(a)(iii). The Charitable Trustee shall be appointed by the Trust and shall be a Person unaffiliated with the Trust and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Trust as provided in Section 8.3(f).

(b)

Status of Units Held by the Charitable Trustee. Units held by the Charitable Trustee shall be issued and outstanding Units of the Trust. The Prohibited Owner shall have no rights in the Units held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any Units held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the Units held in the Charitable Trust. The Prohibited Owner shall have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such Units.

(c)

Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to Units held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Charitable Trust that the Units have been transferred to the Charitable Trustee shall be paid by the recipient of such dividend or other distribution to the Charitable Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividend or distribution so paid to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Units held in the Charitable Trust and, subject to Ontario law, effective as of the date that the Units have been transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Trust that the Units have been transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Trust has already taken irreversible action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article 8, until the Trust has received notification that Units have been transferred into a Charitable Trust, the Trust shall be

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entitled to rely on its Unit transfer and other Unitholder records for purposes of preparing lists of Unitholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of Unitholders.

(d)

Sale of Units by Charitable Trustee. Within 20 days of receiving notice from the Trust that Units have been transferred to the Charitable Trust, the Charitable Trustee of the Charitable Trust shall sell the Units held in the Charitable Trust to a Person or Persons, designated by the Charitable Trustee, whose ownership of the Units will not violate the ownership limitations set forth in Section 8.2(a)(i) and who is not (and would not become as a result of the transfer) an Undisclosed FIRPTA Holder. Upon such sale, the interest of the Charitable Beneficiary in the Units sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in Section 8.3(f). The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the Units or, if the Prohibited Owner did not give value for the Units in connection with the event causing the Units to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the Units on the day of the event causing the Units to be held in the Charitable Trust, and (ii) the price per Unit received by the Charitable Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the Units held in the Charitable Trust. The Charitable Trustee shall reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 8.3(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary together with any dividends or other distributions thereon. If, prior to the discovery by the Trust that Units have been transferred to the Charitable Trustee, such Units are sold by a Prohibited Owner, then (A) such Units shall be deemed to have been sold on behalf of the Charitable Trust, and (B) to the extent that the Prohibited Owner received an amount for such Units that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 8.3(d), such excess shall be paid to the Charitable Trustee upon demand.

(e)

Purchase Right in Units Transferred to the Charitable Trustee. Units transferred to the Charitable Trustee shall be deemed to have been offered for sale to the Trust, or its designee (subject to the approval of such designee by the TSXV), at a price per Unit equal to the lesser of (i) the price per Unit in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a gift, devise or other transaction, the Market Price at the time of such gift, devise or other transaction) and (ii) the Market Price on the date the Trust, or its designee, accepts such offer. The Trust shall reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 8.3(c). The Trust shall pay the amount of such reduction to the Charitable Trustee for the benefit of the Charitable Beneficiary. The Trust shall have the right to accept such offer until the Charitable Trustee has sold the Units held in the Charitable Trust pursuant to Section 8.3(d). Upon such a sale to the Trust, the interest of the Charitable Beneficiary in the Units sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Charitable Trustee with respect to such Units will be paid to the Charitable Beneficiary.

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(f)

Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Trust shall designate one or more non-profit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that the Units held in the Charitable Trust would not violate the restrictions set forth in Section 8.2(a)(i) in the hands of such Charitable Beneficiary and would not be treated as being held by an Undisclosed FIRPTA Holder. Neither the failure of the Trust to make such designation nor the failure of the Trust to appoint the Charitable Trustee before the automatic transfers provided for in Section 8.2(a)(ii) or Section 8.2(a)(iii) shall make such transfer ineffective, provided that the Charitable Trust thereafter makes such designation and appointment. The designation of a non-profit organization as a Charitable Beneficiary shall not entitle such non-profit organization to continue to serve in such capacity and the Trust may, in its sole discretion, designate a different non-profit organization as the Charitable Beneficiary at any time and for any or no reason, provided, however, that if a Charitable Beneficiary was designated at the time the Units were placed in the Charitable Trust, such Charitable Beneficiary shall be entitled to the rights set forth herein with respect to such Units, unless and until the Trust opts to purchase such Units.

1.4       Additional FIRPTA Remedies

To the extent that the provisions provided herein are not sufficient to permit the Trust to comply with its FIRPTA withholding obligations or to recover amounts in respect of its FIRPTA withholding obligations from a Person that is or has been (or would be or would have been but for the provisions of Section 8.2(a)(iii)) a FIRPTA Holder, or if required to enforce the provisions of Section 8.3 herein, the board of Trustees shall be authorized to take any actions required to satisfy such obligations or recover such amounts (subject to applicable law). Such actions may include, but are not limited to: (i) making any required deduction or withholding from a distribution or any other amounts payable in connection with the Units to comply with the provisions of U.S. federal, state or local tax law, (ii) setting off against any payments on the Units to a Person that is or has been a FIRPTA Holder (or otherwise would be or would have been a FIRPTA Holder but for the provisions of Section 8.2(a)(iii)) that has not complied with the provisions of Sections 8.2(d)(iii), 8.2(d)(iv) or 8.3, or (iii) forcing a sale of Units held by a Person and requiring the proceeds to be applied against the Trust’s obligations under Section 1445 of the Code if such obligations have resulted from any distributions to such Person.

1.5       TSXV and other Exchange Transactions

Nothing in this Article 8 shall preclude the settlement of any transaction entered into through the facilities of the TSX or any other national securities exchange or automated inter-dealer quotation system or over- the-counter market. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article 8 and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article 8.

1.6       Enforcement

The Trust is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article 8.

1.7       Non-Waiver

No delay or failure on the part of the Trust or Trustees in exercising any right hereunder shall operate as a waiver of any right of the Trust or the Trustees, as the case may be, except to the extent specifically waived in writing.

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1.8       Severability

If any provision of this Article 8 or any application of any such provision is determined to be invalid by any court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

1.9       Transferability

Except as stipulated in this Article 8, the Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units by any Unitholder except with the consent of such Unitholder.

1.10       Transfer of Units

(a)

Subject to the provisions of this Article 8, the Units shall be for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and the Units shall be fully transferable without charge as between persons, but no transfer of Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the Register maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b)

Subject to the provisions of this Article 8, Units shall be transferable on the Register only by the holders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer shall be recorded on the Register or branch transfer registers and a new Unit Certificate for the Units shall be issued to the transferee and a new Unit Certificate for the balance of Units not transferred shall be issued to the transferor.

(c)

Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 8. Any Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

ARTICLE 9 MEETINGS OF UNITHOLDERS

1.1       Annual Meeting

There shall be an annual meeting of the Unitholders, commencing in 2020 (for the Trust’s 2018 and 2019 fiscal year), at such time and place in Canada and for such purposes as the Trustees may prescribe for the purpose of electing or removing Trustees, appointing or removing the Auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in Section 18.7 and, in any event, within 270 days after the end of each Fiscal Year.

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1.2       Other Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place in Canada and for any purpose as the Trustees may determine. Unitholders holding in the aggregate not less than 5% of the outstanding Units may requisition the Trustees in writing to call a special meeting of the Unitholders for the purposes stated in the requisition. If there are no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The requisition shall state in reasonable detail the business proposed to be transacted at the meeting and shall be sent to each of the Trustees at the principal office of the Trust. Unitholders shall have the right to obtain a list of Unitholders to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the CBCA. Upon receiving the requisition, the Trustees shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(a)	a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading;

(b)	the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to Section 9.3; or

(c)	in connection with the business as stated in the requisition:

(i)

it clearly appears to the Trustees, acting reasonably, that the matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the officers of the Trust or its security holders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes;

(ii)

the Trust, at the Unitholder’s request, included a matter covered by a requisition in an information circular relating to a meeting of Unitholders held within two years preceding the receipt of such request, and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iii)

substantially the same matter covered by the requisition was submitted to Unitholders in an information circular (including a dissident’s information circular) relating to a meeting of Unitholders held within two years preceding the receipt of the Unitholder’s request and the matter covered by the requisition was defeated; or

(iv)	the rights conferred by this Section 9.2 are being abused to secure publicity.

Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Section 9.3 and Section 9.9 and the Trustees’ Regulations, mutatis mutandis. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase “meeting of the Unitholders” wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

1.3       Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder and to the Auditors not less than 21 nor more than 60 days or within such other number of days as

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required by law or relevant stock exchange before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall state briefly the general nature of the business to be transacted at such meeting, and shall otherwise include such information as would be provided to shareholders of a corporation governed by the CBCA in connection with a meeting of shareholders. Notice of any meeting of the Unitholders shall state the purposes of the meeting. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 9.6, may be held as adjourned without further notice. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 9.3, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice. Attendance at a meeting of Unitholders shall constitute a waiver of notice unless the Unitholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

1.4       Nominations of Trustees

(a)

Only persons who are nominated in accordance with the following procedures or in accordance with the Investor Rights Agreement shall be eligible for election as Trustees of the Trust. Nominations of persons for election to the board of Trustees may be made at any annual meeting of Unitholders, or at any special meeting of Unitholders, if one of the purposes for which the special meeting was called was the election of Trustees:

(i)	by or at the direction of the board of Trustees, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more Unitholders pursuant to a requisition of the Unitholders made in accordance with this Article 9; or

(iii)

by any person (a “Nominating Unitholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Section 9.4 and on the record date for notice of such meeting, is entered in the Register as a holder of one or more Units carrying the right to vote at such meeting or who beneficially owns Units that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 9.4.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Unitholder, the Nominating Unitholder must have given timely notice thereof to the Trustees in the manner prescribed by this Declaration of Trust. Furthermore, if such notice is made on a day which is not a Business Day or later than 5:00 p.m. (Toronto Time) on a day which is a Business Day, then such notice shall be deemed to have been made on the subsequent day that is a Business Day.

(c)	To be timely, a Nominating Unitholder’s notice to the Trustees must be made:

(i)

in the case of an annual meeting of Unitholders, not less than 30 days prior to the date of the annual meeting of Unitholders; provided, however, that in the event that the annual meeting of Unitholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Unitholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

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(ii)

in the case of a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Unitholders was made.

(d)	To be in proper written form, a Nominating Unitholder’s notice to the Trustees must set forth:

(i)

as to each person whom the Nominating Unitholder proposes to nominate for election as a Trustee: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of Units in the capital of the Trust which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Unitholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable Securities Laws; and

(ii)

as to the Nominating Unitholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Unitholder has a right to vote any Units of the Trust and any other information relating to such Nominating Unitholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable Securities Laws.

(e)

No person shall be eligible for election as a Trustee of the Trust unless nominated in accordance with the provisions of this Section 9.4; provided, however, that nothing in this Section 9.4 shall be deemed to preclude discussion by a Unitholder (as distinct from the nomination of Trustees) at a meeting of Unitholders of any matter in respect of which it would have been entitled to submit to a vote pursuant to the terms and conditions contained in this Declaration of Trust. The chairperson of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)

For purposes of this Section 9.4, “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Trust under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(g)	Notwithstanding the foregoing, the board of Trustees may, in its sole discretion, waive any requirement in this Section 9.4.

1.5       Chairperson

The chairperson of any meeting of the Unitholders shall be the Chair of the Trustees or any other Trustee specified by resolutions of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Unitholders present.

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1.6       Quorum

A quorum for any meeting of the Unitholders shall be individuals present in person or represented by proxy, not being less than two in number and such persons holding or representing by proxy in aggregate not less than 25% of the total number of outstanding Units, provided that if the Trust has only one Unitholder, the Unitholder present in person or by proxy constitutes a meeting and a quorum for such meeting. If a quorum is present at the opening of a meeting, the Unitholders may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. The chairperson of any meeting at which a quorum of Unitholders is present may, with the consent of the majority of the Unitholders present in person or by proxy, adjourn at such meeting and no notice of any such adjournment need be given. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either in person or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

1.7       Voting

Holders of Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Unit shall entitle the holder of record thereof to one vote at all meetings of the Unitholders.

Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The chairperson of any such meeting shall not have a second or casting vote. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands, on which every person present and entitled to vote shall be entitled to one vote.

At any such meeting, unless a poll is demanded, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, shall be conclusive evidence of that fact. If a poll is demanded concerning the election of a chairperson or an adjournment, it shall be taken immediately upon request and, in any other case, it shall be taken at such time as the chairperson may direct. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question on which the poll has been demanded.

At any meeting of Unitholders, on a show of hands, every person who is present and entitled to vote, whether as a Unitholder or as a proxy, shall have one vote. At any meeting of Unitholders on a poll, each Unitholder present in person or represented by a duly appointed proxy shall have one vote for each Unit held on the applicable record date, except as otherwise set forth herein.

1.8       Matters on which Unitholders Shall Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

(a)	except as provided in Sections 3.4, 3.7, 3.8, 3.11 or 3.12, the appointment, election or removal of Trustees;

(b)	except as provided in Section 18.5, the appointment or removal of Auditors;

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(c)	any amendment to this Declaration of Trust (except as provided in Sections 6.6, 14.1 or 14.4);

(d)

the sale or transfer of the assets of the Trust and its subsidiaries as an entirety or substantially as an entirety (other than as a part of an internal reorganization of the assets of the Trust and its subsidiaries as approved by the Trustees); and

(e)	the termination of the Trust.

Nothing in this Section 9.8, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate. Except with respect to the matters specified in Sections 9.8, 14.2, 14.3, 14.4 and 16.2 or matters submitted to a vote of the Unitholders by the Trustees, no vote of the Unitholders shall in any way bind the Trustees.

1.9       Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof or for the purpose of any other action, the Trustees may from time to time, without notice to the Unitholders, close the transfer books for such period, not exceeding 35 days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of the Unitholders or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, even though he has since that date disposed of his Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Unitholder of record for purposes of such other action. If, in the case of any meeting of Unitholders, no record date with respect to voting has been fixed by the Trustees, the record date for voting shall be 5:00 p.m. on the last Business Day before the meeting.

1.10       Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time or, in the case of a Unitholder who is a body corporate or association, by an individual authorized by the board of directors or governing body of the body corporate or association to represent it at a meeting of the Unitholders. A proxy need not be a Unitholder. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders’ vote, approval or consent.

The Trustees may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as they in their discretion from time to time determine.

An instrument of proxy executed in compliance with the foregoing shall be valid unless challenged at the time of or prior to its exercise and the person challenging the instrument shall have the burden of proving, to the satisfaction of the chairperson of the meeting at which the instrument is proposed to be used, that the instrument of proxy is invalid. Any decision of the chairperson of the meeting in respect of the validity of an instrument of proxy shall be final and binding upon all persons. An instrument of proxy shall be valid only at the meeting with respect to which it was solicited or any adjournment thereof.

A vote cast in accordance with any proxy shall be valid notwithstanding the death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of

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the death, incapacity, insolvency, bankruptcy or revocation of the proxy has been received by the chairperson of the meeting prior to the time the vote is cast.

1.11       Personal Representatives

If a Unitholder is deceased, his personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 7.17 relating to joint holders shall apply. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

1.12       Attendance by Others

Any Trustee, officer of the Trust, officer, director or employee of the Trust’s subsidiaries, representative of the Auditors or other individual approved by the Trustees may attend and speak at any meeting of Unitholders.

1.13       Conduct of Meetings

To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be such reasonable rules and procedures as are determined by the chairperson of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.

1.14       Binding Effect of Resolutions

Every resolution passed at a meeting in accordance with the provisions of this Article 9 shall be binding upon all Unitholders, whether present at or absent from the meeting. Subject to Section 9.8, no action taken by Unitholders at any meeting of Unitholders shall in any way bind the Trust or the Trustees without approval of the Trustees.

1.15       Resolution in Lieu of Meeting

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding a proportion of the outstanding Units equal to the proportion required to vote in favour thereof at a meeting of Unitholders to approve that resolution is valid as if it had been passed at a meeting of Unitholders.

1.16       Actions by Unitholders

Any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders hereunder shall be effected by a resolution passed by the Unitholders at a duly constituted meeting (or a written resolution in lieu thereof) in accordance with this Article 9.

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1.17       Meaning of “Special Resolution”

(a)

The expression “Special Resolution” when used in this Declaration of Trust means, subject to this Article 9, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Section 9.17 at which two or more individuals present in person or represented by proxy and holding or representing by proxy in aggregate not less than 25% of the total number of outstanding Units and passed by the affirmative votes of the holders of more than 66⅔% of the Units represented at the meeting and voted on a poll upon such resolution.

(b)	Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

1.18       Meaning of “Outstanding”

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a)

when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding; and

(b)

for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any subsidiary thereof shall be disregarded, except that:

(i)

for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustees know are so owned shall be so disregarded; and

(ii)

Units so owned which have been pledged in good faith other than to the Trust or an affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee’s right to vote such Units in his or her discretion free from the control of the Trust or any affiliate thereof.

ARTICLE 10 MEETINGS OF THE TRUSTEES

1.1       Trustees May Act Without Meeting

The Trustees may act with or without a meeting. Any action of the Trustees or any committee of the Trustees may be taken at a meeting by vote, or without a meeting by written consent signed by all of the Trustees or the members of the applicable committee, as the case may be.

1.2       Notice of Meeting

Meetings of the Trustees may be held from time to time upon the giving of notice by any Trustee. Regular meetings of the Trustees may be held without call or notice at a time and place fixed in accordance with the Trustees’ Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise verbally, by telephone or by other means of communication, given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. Notice of a

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meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. If a quorum of Trustees is present, the Trustees may, without notice, hold a meeting immediately following an annual meeting of Unitholders. The attendance of a Trustee at a meeting, in person or by other means permitted pursuant to Section 10.8, shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Each committee of Trustees appointed by the Trustees may adopt its own rules or procedures for the calling, conduct, adjournment and regulation of the meetings of such committees as it sees fit and may amend or repeal such rules or procedures from time to time; provided, however, that the Trustees’ Regulations and any such rules or procedures shall not be inconsistent with this Declaration of Trust.

1.3       Place of Meeting

Meetings of the Trustees may be held at any place in Canada and may not be held outside Canada. A Trustee who attends a meeting of Trustees, in person or by other means permitted pursuant to Section 10.8, is deemed to have consented to the location of the meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called or convened. A majority of Trustees participating in a meeting of Trustees must be present in person in Canada or participating from a location in Canada.

1.4       Chair

The chair of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chair of the Trustees or if such person is not present, the Lead Trustee, or if such person is not present the Trustees present shall choose one of their number to be chairperson.

1.5       Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be a majority of the Trustees then holding office or of the Trustees on such committee, provided that a majority of the Trustees comprising the quorum must be (a) Residents, and (b) present at the meeting or participating from a location in Canada. Notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

1.6       Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairperson of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

1.7       Voting at Meetings

(a)	Questions arising at any meeting of the Trustees or of a committee of Trustees shall, unless otherwise specified herein, be decided by a majority of the votes cast.

(b)	Each of the following matters will also require the approval of a majority of the Independent Trustees:

(i)

an acquisition of a property or an investment in a property, whether by co- investment or otherwise, in which any Related Party of the Trust has any direct or indirect interest, whether as owner, operator or manager;

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(ii)

a material change to any agreement with a Related Party of the Trust or any renewal, extension or termination thereof or any increase in any fees (including any transaction fees) or distributions payable thereunder;

(iii)

the entering into of, or the waiver, exercise or enforcement of any rights or remedies under, any agreement entered into by the Trust, or the making, directly or indirectly, of any co-investment, in each case with (A) any Trustee, (B) any entity directly or indirectly controlled by any Trustee or in which any Trustee holds a significant interest, or (C) any entity for which any Trustee acts as a director or other similar capacity;

(iv)

the refinancing, increase or renewal of any indebtedness owed by or to (A) any Trustee, (B) any entity directly or indirectly controlled by any Trustee or in which any Trustee holds a significant interest, or (C) any entity for which any Trustee act as a director or other similar capacity;

(v)	decisions relating to any claims by or against one or more parties to any agreement with any Related Party to the Trust; and

(vi)	the election or appointment of members of the board of directors of U.S. Holdco.

(c)

In the case of an equality of votes at any meeting of Trustees or of a committee of Trustees, the chairperson of the meeting shall not have a second or casting vote in addition to his original vote, if any.

(d)

The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees. Resolutions in writing may be signed in counterparts, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

1.8       Meeting by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communication facilities by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting, provided that the conference telephone or other communication facility is originated within Canada.

ARTICLE 11 COMMITTEES OF TRUSTEES

1.1       General

Except as prohibited by law, the Trustees may appoint from among their number a committee of Trustees and may delegate to such committee any of the powers of the Trustees, provided that (i) a majority of the Trustees appointed to any committee shall be Residents, and (ii) a majority of the Trustees appointed to any committee shall be persons determined by the Trustees to be independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices, except for temporary periods where a sufficient number of independent Trustees are not available to form the committee and then only until such time as a new independent Trustee is appointed. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or affairs. For greater certainty, the Trustees may delegate to any person (including any one or more officers of the

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Trust) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto. The Trustees may grant or delegate such authority to an advisor or a committee of Trustees as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. The Trustees shall have the power to determine the term and compensation of an advisor or any other person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

1.2       Additional Committees

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that the Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA may not so delegate.

1.3       Procedure

Each committee shall have the power to appoint its chairperson who must be a Resident and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing meetings of the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 12 DISTRIBUTIONS

1.1       Distributions

The Trustees shall have full discretion respecting the timing and the amount of any distributions, provided that any distribution shall be made on a Distribution Date on Units held by Unitholders as of the close of business on the record date for such distribution as determined by the Trustees from time to time. The Trustees shall declare any distribution to Trust Unitholders payable on or prior to the Distribution Date, provided that distributions made in respect of the final distribution period of the taxation year shall be made payable on December 31. For greater certainty, a Unitholder shall have the legal right to enforce payment at the time a distribution is made payable, which in the case of the final distribution period shall be December 31, except as set forth above. Notwithstanding anything to the contrary above, for greater certainty, the Trustees may cause one or more distributions made in a year subsequent to a particular taxation year to be treated for U.S. federal income tax purposes as having been paid in such particular taxation year for purposes of determining the Trust’s dividend paid deduction in accordance with section 857 or section 858 of the Code. The Trustees may adopt a distribution policy pursuant to which distributions will be made by the Trust to Unitholders, and the Trustees may amend or revoke such distribution policy from time to time. Provided the Trust is not a SIFT Trust, in calculating the Trust’s income for tax purposes for any taxation year, the Trust intends to deduct such amounts that the Trustees paid or declared payable to Unitholders in the taxation year as is necessary to reduce or eliminate the Trust’s liability for income tax under Part I of the Tax Act in the taxation year to the maximum extent possible. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient moneys from the capital to the income account of the Trust to permit distributions under this Section 12.1 to be effected.

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1.2       Allocation

Income of the Trust for a Taxation Year and net taxable capital gains of the Trust for the purposes of the Tax Act will be allocated to the Unitholders in the same proportions as the distributions received by Unitholders.

1.3       Payment of Distributions

Distributions shall be made by cheque payable to or to the order of the Unitholder or by electronic fund transfer or by such other manner of payment approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears in the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

The Trustees shall deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution and the Trust shall remit such taxes to the appropriate governmental authority within the times prescribed by law. Unitholders who are Non-Residents will be required to pay all Canadian withholding taxes payable in respect of any distributions of income by the Trust and all Unitholders who are U.S. Non-Residents will be required to pay all U.S. withholding taxes payable in respect of any distributions by the Trust, whether such distributions are in the form of cash or additional Units.

If the Trustees determine that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include or consist entirely of the issuance of additional Units, or fractions of Units, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution; provided that, if the Trustees issue Units in respect of a distribution and intend for the Trust to qualify as a “real estate investment trust” under Section 856 of the Code, the Trustees will distribute sufficient cash for the Trust to meet its distribution requirements for qualification as a “real estate investment trust” as set forth in Section 857 of the Code. Immediately after a pro rata distribution of such Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution. Each Unit Certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The value of each Unit that is issued pursuant to this Section 12.3 will be the market price (determined in accordance with Section 7.10(c)) of the Units determined as of the trading day immediately prior to the applicable record date in respect of the distribution.

Notwithstanding the foregoing, where tax is required to be withheld from a Unitholder’s share of the distribution and such amount is not paid by the Unitholder to the Trust, the consolidation will result in such Unitholder holding that number of Units equal to (i) the number of Units held by such Unitholder prior to the distribution plus the number of Units received by such Unitholder in connection with the distribution (net of the number of whole and part Units withheld on account of withholding taxes) multiplied by; (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable

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to any Unitholder. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder’s original Units, in exchange for a Unit Certificate representing such Unitholders’ post- consolidation Units.

For clarity, notwithstanding anything else contained in this Declaration of Trust, all distributions declared by the Trust shall be at the discretion of the Trustees.

1.4       Income Tax Matters

In computing the net income of the Trust for income tax purposes for any year, the Trust shall claim the maximum amount available to it as deductions under the relevant law, including but not limited to maximum capital cost allowance, unless the Trustees determine otherwise.

1.5       Designations

The Trustees shall make such elections, designations or other filings for tax purposes in respect of amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable, including elections, designations or other filings relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains of the Trust in the year and foreign source income of the Trust for the year.

1.6       Partnership Distributions

In exercising their discretion to declare a cash distribution on the Units, the Trustees shall confirm that the OP has or will have sufficient funds to make a corresponding cash distribution on the Redeemable Units in accordance with their terms.

1.7       Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 12 which is defined in the Tax Act shall have for the purposes of this Article 12 the meaning that it has in the Tax Act.

ARTICLE 13 FEES AND EXPENSES

1.1       Expenses

The Trust shall pay all expenses incurred in connection with the administration and management of the Trust and its investments out of the property of the Trust, including:

(a)	interest and other costs of borrowed money;

(b)	fees and expenses of lawyers, accountants, auditors, appraisers and other agents or consultants employed by or on behalf of the Trust or the Trustees;

(c)	fees and expenses payable pursuant to the Advisory Agreement;

(d)	fees and expenses of the Trustees;

(e)	fees and expenses connected with the due diligence, acquisition, disposition and ownership of real property interests or mortgage loans or other property;

(f)	insurance as considered necessary by the Trustees;

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(g)	expenses in connection with payments of distributions of Units of the Trust;

(h)	expenses in connection with communications to Unitholders and the other bookkeeping and clerical work necessary in maintaining relations with Unitholders;

(i)	expenses of changing or terminating the Trust;

(j)	fees and charges of transfer agents, registrars, indenture trustees and other trustees and custodians;

(k)

all fees, expenses, taxes and other costs incurred in connection with the issuance, distribution, transfer and qualification for distribution to the public of Units and other required governmental filings; and

(l)

all costs and expenses in connection with the incorporation or establishment, organization and maintenance of corporations and other entities formed to hold real property or other property of the Trust.

1.2       Payment of Real Property and Brokerage Commissions

The Trust may pay real property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it.

1.3       Asset Management, Development, Leasing and Financing Fees

The Trust may pay asset management fees, development fees, leasing fees and financing fees in respect of any real property owned by it.

ARTICLE 14

AMENDMENTS TO THE DECLARATION OF TRUST

1.1       Amendments by the Trustees

The Trustees may, without the approval of the Unitholders, make the following amendments to this Declaration of Trust:

(a)

aimed at ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over: (i) the Trustees or the Trust; (ii) the continuing status of the Trust as a “mutual fund trust” under the Tax Act; (iii) the continuing status of the Trust as a “real estate investment trust” for U.S. federal income tax purposes; or (iv) the distribution of Units;

(b)	to increase the 6.2% ownership limit to a maximum of 9.8%

(c)	which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(d)

to address any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(e)	which, in the opinion of the Trustees, are necessary or desirable to address any conflicts or inconsistencies between the disclosure in the Prospectus and this Declaration of Trust;

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(f)

of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;

(g)	which, in the opinion of the Trustees, are necessary or desirable: (i) to ensure continuing compliance with IFRS; or (ii) to ensure the Units are classified as equity for purposes of IFRS;

(h)

which, in the opinion of the Trustees, are necessary or desirable for the Trust to qualify for a particular status under, or as a result of changes in, taxation or other laws, or the interpretation of such laws, including to qualify for the definition of “real estate investment trust” in the Tax Act or to qualify for the definition of “real estate investment trust” in the Code or to otherwise prevent the Trust or any of its subsidiaries from becoming subject to SIFT Tax; and

(i)

for any purpose (except one in respect of which a Unitholder vote is specifically otherwise required) which, in the opinion of the Trustees, is not prejudicial to Unitholders and is necessary or desirable.

but notwithstanding the foregoing, no such amendment shall modify the right to vote attached to any Unit or reduce the equal undivided interest in the property of the Trust or the entitlement to distributions from the Trust provided hereunder (including those provided for in Article 12 and Article 16) represented by any Unit without the consent of the Unitholders provided in accordance with Sections 14.2 and 14.3, as applicable.

1.2       Amendments by Unitholders

Subject to Sections 14.3 and 14.4, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Unitholders called for that purpose.

1.3       Approval by Special Resolution

None of the following shall occur unless the same has been duly approved by a Special Resolution passed at a meeting of Unitholders:

(a)	any amendment to this Section 14.3;

(b)	an exchange, reclassification or cancellation of all or a part of the Units;

(c)	the addition, change or removal of the rights, privileges, restrictions or conditions attached to the Units, including:

(i)	the removal or change of rights to distributions;

(ii)	the addition or removal of or change to conversion privileges, options, voting, transfer or pre-emptive rights; or

(iii)	the reduction or removal of a distribution preference or liquidation preference;

(d)	any constraints on the issue, transfer or ownership of Units or the change or removal of such constraint;

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(e)

any sale or transfer of the assets of the Trust or its subsidiaries as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust or its subsidiaries as approved by the Trustees and not prejudicial to Unitholders);

(f)

the termination of the Trust or its subsidiaries (other than as part of an internal reorganization of the assets of the Trust or its subsidiaries as approved by the Trustees and not prejudicial to Unitholders);

(g)

the combination, amalgamation or arrangement of any of the Trust or its subsidiaries with any other entity (other than as part of an internal reorganization of the assets of the Trust or its subsidiaries as approved by the Trustees and not prejudicial to Unitholders); and

(h)	any amendment referred to in the first sentence of Section 6.3.

1.4       Amendment by the Sole Unitholder

Notwithstanding Sections 14.1, 14.2 and 14.3, so long as the Current Unitholder is the sole Unitholder of the Trust, the Current Unitholder may make any amendment to this Declaration of Trust including this Section 14.4.

1.5       Internal Restructuring

Notwithstanding anything to the contrary herein contained, if at any time the Trustees so resolve to implement an internal reorganization of the assets of the Trust and/or any of the Trust’s subsidiaries (including, without limitation, forming additional trusts or limited partnerships to be subsidiaries of the Trust), any such resolution or reorganization shall not require the prior approval of Unitholders provided that such reorganization is not prejudicial to Unitholders.

1.6       No Termination

No amendment to or amendment and restatement of this Declaration of Trust, whether pursuant to this Article 14 or otherwise, shall be construed as a termination of the Trust and the settlement or establishment of a new trust.

1.7       Trustees to Sign Amendment

When a vote of the Unitholders approves an amendment to this Declaration of Trust or when the Trustees may amend this Declaration of Trust alone as provided herein, then the Trustees shall sign such documents as may be necessary to effect such amendment.

ARTICLE 15 SUPPLEMENTAL INDENTURES

1.1       Provision for Supplemental Indentures for Certain Purposes

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

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(a)

modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 14.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b)

modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by ordinary resolution, Special Resolution or, if required, with the consent of the holders of all of the Units.

ARTICLE 16 TERMINATION OF THE TRUST

1.1       Duration of the Trust

Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in full force and effect so long as the Trustees hold any property of the Trust, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

1.2       Termination

The Trust shall terminate at the time specified in a decision to terminate the Trust by a Special Resolution passed at a meeting of Unitholders called for that purpose.

1.3       Effect of Termination

Upon the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

1.4       Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the Registers shall be closed.

1.5       Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind up the affairs of the Trust, the Trustees shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

1.6       Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 16.4, the Trustees shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the remaining property of the Trust, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses

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thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

1.7       Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust’s property after the date referred to in Section 16.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 16.3.

ARTICLE 17

LIABILITIES OF TRUSTEES AND OTHERS

1.1       Liability and Indemnification of the Trustees

The Trustees shall at all times, including, for the purposes of this Article 17, the time after they have ceased to be a Trustee, be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses (including, without limitation, legal fees and disbursements on a solicitor and client basis) which they sustain or incur in or about or in relation to the affairs of the Trust (whether accrued, actual, contingent or otherwise), claims, costs, charges or expenses arising out of or in connection with the presence, release, discharge or disposal of any hazardous substance or any adverse environmental conditions at, on, under or near any real property or any investigation, remediation or clean up action required to be undertaken in connection with any real property. Further, the Trustees shall not be liable to the Trust or to any Unitholder or Annuitant for any loss or damages relating to any matter regarding the Trust, including, without limitation, any loss or diminution in the value of the Trust or its assets. The foregoing provisions of this Section 17.1 in favour of any Trustee do not apply unless:

(a)	the Trustee acted honestly and in good faith with a view to the best interests of the Trust; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his conduct was lawful.

1.2       Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust’s property in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or officer or former officer in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a trustee or officer or any subsidiary or affiliate thereof, provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust’s property in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of a breach of the standard of care, diligence and skill set out in Section 4.5. A Trustee, former Trustee, officer or former

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officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust’s property, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

1.3       Contractual Obligations of the Trust

The omission of the statement described in Subsection 6.2(b) from any document or instrument shall not render the Trustees or the Unitholders liable to any person, nor shall the Trustees or the Unitholders be liable for such omission. If the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Trust’s property to the full extent of such liability.

1.4       Liability of the Trustees

The Trustees shall not be liable to the Trust or to any Unitholder, Annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by it as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, or for any other loss, damage or misfortune which may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with Subsections 17.1(a) and 17.1(b).

1.5       Reliance Upon Advice

The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

1.6       Liability of Unitholders and Others

No Unitholder or Annuitant or any officer, employee or agent of the Trust shall be held to have any personal liability as such, and no resort shall be had to his private property (including, without limitation, any property consisting of or arising from a distribution of any kind or nature by the Trust) for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or Annuitant would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for such satisfaction. Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or mortgage or which is, in the judgment of the Trustees, a material obligation, shall contain a provision to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property (including, without limitation, any property consisting of or arising from a distribution of any kind or nature by the Trust) of any of the Unitholders or Annuitant or officers, employees and agents of the Trust, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust acquires any real property investment subject to existing contractual obligations, the Trustees shall use their reasonable efforts to have any such obligations under material agreements (including mortgages), other than leases, modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted in such a way and in such jurisdictions as to avoid, as far as reasonably possible,

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any material risk of liability on the Unitholders or Annuitant for claims against the Trust, and shall, to the extent which they determine to be possible and reasonable, including in the cost or premiums, to cause the Trust to carry insurance for the benefit of such persons in such amounts as they consider adequate to cover any foreseeable non-contractual or non-excluded contractual liability. Any potential liability of the Trustees with respect to their foregoing obligations or their failure to perform the same shall be governed by the provisions of Sections 17.1, 17.4 and 17.5. Nothing in this Declaration will preclude the Trustees from exercising any rights granted to them under the Tax Act or any other applicable taxation legislation to withhold from amounts payable to Unitholders or otherwise recover from Unitholders any taxes that the Trustees have paid on behalf of Unitholders.

ARTICLE 18 GENERAL

1.1       Manner of Giving Notice

(a)

Any notice or other document required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder, a Trustee or the Auditors shall be deemed conclusively to have been given if given either by delivery or by prepaid first- class mail addressed to the Unitholder at the address shown in the Register, to a Trustee at the last address provided by such Trustee to the Chief Executive Officer of the Trust, or to the Auditors of the Trust at the last address provided by the Auditors to the Trustees, as the case may be provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b)

Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust, and shall be deemed to have been given on the date of delivery or date sent by facsimile or other means of prepaid, transmitted or recorded communications or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by facsimile or other means of prepaid, transmitted or recorded communication.

1.2       Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the Auditors any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

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1.3       Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

1.4       Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article 18 shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

1.5       Trust Auditors

The Auditors shall be appointed at each annual meeting save that, until the first such annual meeting, such Auditors shall be appointed by the Trustees. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the Auditors at the next annual meeting of Unitholders. The Auditors shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The Auditors shall have access to all records relating to the affairs of the Trust.

1.6       Fiscal Year

The Fiscal Year of the Trust shall end on December 31 in each year.

1.7       Reports to Unitholders

The Trust will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by this Declaration of Trust and by applicable law.

Prior to a meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) information required by applicable tax laws and Securities Laws.

1.8       Trust Property to be Kept Separate

The Trustees shall maintain the property of the Trust separate from all other property in their possession.

1.9       Electronic Documents

Any requirement under this Declaration of Trust, the Securities Act (Ontario) or any other applicable law that a notice, statement, document or other information be created or provided is satisfied by the creation or provision of an electronic document to the extent permitted by law.

1.10       Trustees May hold Units

Any Trustee or associate of a Trustee may be a Unitholder or may be an Annuitant, and may be required to hold Units as the board of Trustees may determine from time to time.

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1.11       Trust Records

The Trustees shall prepare and maintain, at the Trust’s principal office or at any other place in Canada designated by the Trustees, records containing (i) this Declaration of Trust; and (ii) minutes of meetings and resolutions of Unitholders. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the principal office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

1.12       Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the Trustees’ Regulations, the minutes of meetings and resolutions of Unitholders and any other documents or records which the Trustees determine should be available for inspection by such Persons during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the CBCA.

1.13       Taxation Information

On or before March 30 in each year, or such earlier day as is required by applicable legislation or regulation, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information required by Canadian law to be submitted to Unitholders for Canadian income tax purposes to enable Unitholders to complete their Canadian tax returns in respect of such distributions. In particular, for Canadian income tax purposes, each Unitholder shall be informed each year of the composition of the amounts payable by the Trust to such Unitholder in terms of net income, taxable dividends, net taxable gains, foreign source income and return of capital, and will be informed of the portion of such net income that has been designated as taxable dividends on shares of taxable Canadian corporations and taxable capital gains and of the amount of any foreign taxes paid by the Trust in respect of which the Unitholder may claim a credit for Canadian tax purposes to the extent permitted by the Tax Act, where those items are applicable. The Trust also will provide to Unitholders who received distributions from the Trust in the prior calendar year such information as is required by U.S. law to be submitted to Unitholders for U.S. income tax purposes to enable Unitholders to complete their U.S. tax returns in respect of such distributions, including, to the extent applicable, the allocation of the distributions payable by the Trust to each Unitholder to ordinary income, capital gain and return of capital.

1.14       Consolidations

Any one or more Trustees may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended, supplemented or amended and restated from time to time, and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended, supplemented or amended and restated from time to time.

1.15       Counterparts

This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

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1.16       Severability

The provisions of this Declaration of Trust are severable. If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

1.17       Headings for Reference Only

The headings preceding the articles and sections hereof have been inserted for convenience and reference only and shall not be construed to affect the meaning, construction, interpretation or effect of this Declaration of Trust.

1.18       Governing Law

This Declaration of Trust and the Unit Certificates shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Ontario and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

1.19       Transition

Notwithstanding any other provision hereof, if otherwise applicable, the approval of a majority of the Independent Trustees shall not be required for, and the provisions of Section 4.10 shall not be operative or effective with respect to the entering into of any Material Agreement, transaction or arrangement or proposed Material Agreement, transaction or arrangement disclosed in the Prospectus.

1.20       TSXV Approval

Notwithstanding any other provision hereof, any references to or provisions herein requiring approval of the TSXV shall only apply if the relevant securities of the Trust are listed on the TSXV at such time.

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The Trustees have hereby caused this Declaration of Trust to be executed as of the day and year first above written.

/s/ Neil Labatte	/s/ Graham D. Senst
Neil Labatte	Graham D. Senst

                                                                /s/ James Dondero

James Dondero

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SCHEDULE A NEXPOINT HOSPITALITY TRUST

TRUSTEES’ REGULATIONS

INTERPRETATION

1.	Interpretation. In these Trustees’ Regulations, unless the context otherwise specifies or requires:

(a)	all terms used in these Trustees’ Regulations not otherwise defined herein shall have the meanings given to such terms in the Declaration of Trust;

(b)	words importing the singular number only shall include the plural and vice versa and words importing a specific gender shall include the other gender; and

(c)

the headings used in these Trustees’ Regulations are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

MEETINGS OF TRUSTEES

2.

Place and Time of Meeting. All meetings of the Trustees called by the giving of notice shall be held at a place in Canada and, unless consented to in writing by a majority of the Trustees, on a Business Day which place and time shall be specified in the notice.

3.	Notice. The notice of any meeting may but need not specify the purpose of or the business to be transacted at the meeting.

4.

Adjournment. Any meeting of Trustees may be adjourned from time to time by the chairperson of the meeting, with the consent of the meeting, to another business day at a fixed time and place. Notice of any adjourned meeting of Trustees is not required to be given if the time and place of the adjourned meeting is announced at the original meeting, but notice of the adjourned meeting shall be given to the Trustees not present at such original meeting by delivering (not mailing) the same not less than one day (exclusive of the day on which the notice is delivered but inclusive of the day for which notice is given) before the adjourned meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The Trustees who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

5.

Minutes of Meetings. The Chair of Trustees shall appoint a secretary to act as secretary of each meeting of the Trustees and of the Unitholders. Written records and minutes of all meetings of Trustees shall be maintained by the secretary of each meeting and shall be placed in the minute book of the Trust. Any written records and minutes of meetings of any committee of Trustees shall be maintained by the secretary of such meeting may but need not be placed in the minute book of the Trust. There shall be inserted or entered into the records and minutes of the meetings of Trustees all written disclosures or requests made to have entered into the minutes of the meeting, of the nature and extent of a Person’s interest in a material agreement or transaction or

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proposed material agreement or transaction with the Trust made pursuant to Section 4.10 of the Declaration of Trust.

FOR THE PROTECTION OF TRUSTEES AND OFFICERS

6.

For the Protection of Trustees and Officers. The provisions of the Declaration of Trust pertaining to the liability and indemnification of Trustees shall apply mutatis mutandis to the officers of the Trust or Persons who act or acted at the Trust’s request as a director or officer of a body corporate of which the Trust is or was a shareholder or creditor, and his heirs and legal representatives.

The Trust shall also indemnify any such Person in such other circumstances as the Declaration of Trust or law permits, subject to the Declaration of Trust, or requires. Nothing in these Trustees’ Regulations shall limit the right of any Person entitled to indemnity to claim indemnity apart from the provisions of these Trustees’ Regulations to the extent permitted by the Declaration of Trust or law.

OFFICERS

7.

Appointment and Removal. The Trustees may annually or more often, pursuant to the provisions of the Declaration of Trust, appoint the officers of the Trust who may or may not be Trustees. Notwithstanding the foregoing, each incumbent officer of the Trust shall continue in office until the earliest of (a) his resignation, which resignation shall be effective at the time a written resignation is received by the Trust or at the time specified in the resignation, whichever is later, (b) the appointment of his successor, (c) his removal, and (d) his death. The Trustees may from time to time and subject to the provisions of the Declaration of Trust, prescribe, vary, add to or limit the duties and powers of any officer.

All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the Trustees at any time, with or without cause.

8.

Chairperson. The Chair of Trustees shall be appointed from among the Trustees. The Chair shall preside as chair at all meetings of the Trustees and at all meetings of the Unitholders, unless a Trustee who is not the Chair is selected to do so by the Trustees in accordance with Section 9.5 of the Declaration of Trust.

9.

Powers and Duties. Subject to the provisions of the Declaration of Trust, all officers of the Trust shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the Trustees.

10.

Duties May be Delegated. Subject to the provisions of the Declaration of Trust, in case of the absence or inability to act of any officer of the Trust or for any other reason that the Trustees may deem sufficient, the Trustees may delegate all or any of the powers of such officer to any other officer or to any Trustee for the time being.

11.	Vacancies. If the office of any officer of the Trust shall be or become vacant by reason of death, resignation, removal or otherwise, the Trustees may appoint a Person to fill such vacancy.

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UNITHOLDERS’ MEETINGS

12.	Place and Time of Meetings. Each meeting of the Unitholders shall be held at a place in Canada on a Business Day which place and time shall be specified in the notice calling the meeting.

13.

Notice. A printed, written or typewritten notice stating the day, hour and place of any meeting of the Unitholders as well as the purpose shall be given by serving such notice on each Unitholder entitled to vote at such meeting, on each Trustee and on the auditor of the Trust in the manner provided for in the Declaration of Trust and in these Trustees’ Regulations. A meeting of the Unitholders may be held for any purpose on any day and at any time without notice if all of the Unitholders and all other Persons entitled to attend such meeting are present in Person or, where appropriate, represented by proxy at the meeting (except where a Unitholder or other Person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all of the Unitholders and all other Persons entitled to attend such meeting who are not present in Person or, where appropriate, represented by proxy thereat waive notice before or after the date of such meeting.

14.

Waiver of Notice. A Unitholder and any other Person entitled to attend a meeting of the Unitholders may in any manner waive notice of a meeting of the Unitholders and attendance of any such Person at a meeting of the Unitholders shall constitute a waiver of notice of the meeting except where such Person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

15.

Votes. Every question submitted to any meeting of the Unitholders, other than in respect of a Special Resolution, shall be decided in the first instance by a show of hands unless a Person entitled to vote at the meeting has demanded a ballot.

A ballot may be demanded either before or after any vote by show of hands by any Person entitled to vote at the meeting. If at any meeting a ballot is demanded on the election of a chairperson or on the question of adjournment it shall be taken forthwith without adjournment. If at any meeting a ballot is demanded on any other question or as to the election of Trustees, the vote shall be taken by ballot in such manner and either at once, later in the meeting or after adjournment as the chairperson of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

Where two or more Persons hold the same Unit or Units jointly, one of those holders present at a meeting of the Unitholders may, in the absence of the other or others, vote the Unit or Units but if two or more of those Persons who are present, in Person or by proxy vote, they shall vote as one on the Unit or Units jointly held by them.

At any meeting of the Unitholders unless a ballot is demanded, a declaration by the chairperson of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

16.

Proxies. At every meeting at which he is entitled to vote, every Unitholder and/or Person appointed by proxy and/or individual so authorized to represent a Unitholder who is present in Person shall have one vote on a show of hands. Upon a ballot at which he is entitled to vote, every Unitholder present in Person or represented by proxy or by an individual so authorized shall (subject to the provisions, if any, of the Declaration of Trust) have one vote for every Unit held by him.

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A proxy shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a body corporate or association, by an officer or attorney thereof duly authorized. If the Units are publicly traded, a proxy appointing a proxyholder ceases to be valid one year from its date.

A proxy may be in the following form:

The undersigned Unitholder of NexPoint Hospitality Trust hereby appoints

     of      or failing him or her,

     as the nominee of the undersigned to attend and act for the undersigned and on behalf of the undersigned at the said meeting of the Unitholders of the said Trust to be held on the day of and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or such adjournment thereof. This proxy is [not] solicited by or on behalf of management of the Trust.

DATED this day of

Signature of Unitholder

The Trustees may from time to time institute procedures regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of the Unitholders is to be held and for particulars of such proxies to be sent by telecopier or in writing before the meeting or adjourned meeting to the Trust or any agent of the Trust for the purpose of receiving such particulars and providing that proxies so lodged may be voted upon as though the proxies themselves were produced at the meeting or adjourned meeting and votes given in accordance with such procedures shall be valid and shall be counted. The chairperson of any meeting of the Unitholders may, in his discretion, accept telecopier or written communication as to the authority of any Person claiming to vote on behalf of and to represent a Unitholder notwithstanding that no proxy conferring such authority has been lodged with the Trust, and any votes given in accordance with such telecopier or written communication accepted by the chairperson of the meeting shall be valid and shall be counted.

17.

Adjournment. The chairperson of any meeting of the Unitholders may with the consent of the meeting adjourn the same from time to time to another Business Day at a fixed time and place and no notice of such adjournment need be given to the Unitholders. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The Persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting the original meeting shall be deemed to have terminated forthwith after its adjournment.

18.

Quorum. No business shall be transacted at any meeting of the Unitholders unless the requisite quorum is present at the time of the transaction of such business. If a quorum is not present at the time appointed for a meeting of the Unitholders or within 30 minutes thereafter, the Persons present and entitled to vote may adjourn the meeting to another business day not less than 14 days later at a fixed time and place, but may not transact any other business and the provisions of paragraph 17 with regard to notice shall apply to such adjournment.

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19.	Minutes of Meetings. Written records and minutes of each meeting of the Unitholders shall be maintained by the secretary of each meeting and shall be placed in the minute book of the Trust.

CERTIFICATES

20.

Certificates. Certificates representing Units shall be signed by at least one Trustee or officer of the Trust holding office at the time of signing and unless otherwise decided by the Trustees, by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Trust and any signatures required on a certificate representing Units may be printed or otherwise mechanically reproduced thereon.

A certificate representing Units containing the signature of a Person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the Person has ceased to be a Trustee or an officer, as the case may be, of the Trust and shall be as valid as if he were a Trustee or an officer, as the case may be, at the date of its issue.

TRANSFER OF UNITS

21.	Register. The Register shall be kept as provided for in the Declaration of Trust at the principal office of the Trust in Toronto, Ontario.

VOTING SHARES AND SECURITIES IN BODIES CORPORATE

22.

Voting Shares and Securities in Bodies Corporate. All of the shares or other securities carrying voting rights of any body corporate held from time to time by the Trust may be voted at any and all meetings of shareholders or holders of other securities (as the case may be) of such body corporate and in such manner and by such Person or Persons as the Trustees shall from time to time determine. The duly authorized signing officers of the Trust may also from time to time execute and deliver for and on behalf of the Trust proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the Trustees.

NOTICES

23.

Service. If a notice or document is sent to a Unitholder by prepaid first-class mail in accordance with the provisions of the Declaration of Trust and the notice or document is returned on three consecutive occasions because the Unitholder cannot be found, it shall not be necessary to send any further notices or documents to the Unitholder until he informs the Trust in writing of his new address.

24.

Units Registered in More Than One Name. All notices or other documents with respect to any Units registered in more than one name shall be given to whichever of such Persons is named first in the records of the Trust and any notice or other document so given shall be sufficiently given to all of the holders of such Units.

25.

Deceased Unitholders. Any notice or other document delivered or sent in a manner contemplated in the Declaration of Trust to the address of any Unitholder as the same appears in the records of the Trust shall, notwithstanding that such Unitholder be then deceased, and whether or not the Trust has notice of his death, be deemed to have been duly served in respect of the Units held by such Unitholder (whether held solely or with any other Person or Persons) until some other Person be entered in his stead in the records of the Trust as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or

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document on his heirs, executors or administrators and on all Persons, if any, interested through him or with him in such Units.

26.

Signature to Notices. The signature of any Trustee or officer of the Trust to any notice or document to be given by the Trust may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

27.

Computation of Time. Where a given number of days’ notice or notice extending over a period is required to be given under any provisions of the Declaration of Trust or these Trustees’ Regulations, the day of service or posting of the notice or document shall not, unless it is otherwise provided, be counted in such number of days or other period, but the day of receipt of the notice or document shall, unless it is otherwise provided, be counted in such number of days or other period.

28.

Proof of Service. With respect to every notice or other document sent by post, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in the Declaration of Trust and in these Trustees’ Regulations and put into a post office or into a letter box. A certificate of an officer of the Trust in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of Units of the Trust as to facts in relation to the sending or delivery of any notice or other document to any Unitholder, Trustee, officer or auditor of the Trust or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every Unitholder, Trustee, officer or auditor of the Trust, as the case may be.

CHEQUES, DRAFTS AND NOTES

29.

Cheques, Drafts and Notes. All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers of the Trust or Person or Persons, whether or not officers of the Trust, and in such manner as the Trustees may from time to time designate.

CUSTODY OF SECURITIES

30.

Custody of Securities. All shares and other securities owned by the Trust shall be lodged (in the name of the Trust) with a chartered bank or a trust company, in a safety deposit box or with a law firm acting on behalf of the Trust or, if so authorized by resolution of the Trustees, with such other depositories or in such other manner as may be determined from time to time by the Trustees.

All shares and other securities belonging to the Trust may be issued, or held in the name of a nominee or nominees of the Trust (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and any shares or other securities so issued or held shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

EXECUTION OF INSTRUMENTS

31.

Execution of Instruments. All contracts, documents or instruments in writing requiring the signature of the Trust may be signed by any officer or Trustee of the Trust and all contracts, documents and instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. The Trustees shall have power from time to time to appoint any officer or officers, or any Person or Persons, on behalf of the Trust either to sign contracts,

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documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The term “contracts, documents or instruments in writing” as used in these Trustees’ Regulations shall include (without limitation) security certificates, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations and conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings.

Without limiting the foregoing, any officer or Trustee of the Trust shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Trust and to sign and execute all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

The signature or signatures of the officers and Trustees of the Trust and/or of any other Person or Persons appointed as aforesaid by the Trustees may, if specifically authorized by the Trustees, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures or other securities of the Trust executed or issued by or on behalf of the Trust and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Trust on which the signature or signatures of any one or more of the foregoing officers or Trustees or the officers or Persons authorized as aforesaid shall be so reproduced pursuant to such authorization by the Trustees shall be deemed to have been manually signed by each such officer, Trustee or Person whose signature is so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that any such officer, Trustee or Person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Trust.

INCONSISTENCIES WITH DECLARATION OF TRUST OF TRUST

32.

Inconsistencies. In the event of any conflict or inconsistency between these Trustees’ Regulations and the provisions of the Declaration of Trust, as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of such Declaration of Trust to the extent necessary to resolve such conflict or inconsistency.

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Exhibit 10.3

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

NHT OPERATING PARTNERSHIP, LLC

a Delaware limited liability company

MEMBERSHIP INTERESTS ARE SUBJECT TO TRANSFER AND OTHER
RESTRICTIONS

AMENDED AND RESTATED AS OF JANUARY 8, 2019

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Page

ARTICLE 2. ORGANIZATIONAL MATTERS    15

Section 2.1.    Continuation.    15

Section 2.2.    Name.    15

Section 2.3.    Registered Office and Agent; Principal Office.    15

Section 2.4.    Power of Attorney.    16

Section 2.5.    Term.    17

Section 2.6.    Admission of Members.    17

ARTICLE 3. PURPOSE    17

Section 3.1.    Purpose and Business.    17

Section 3.2.    Powers.    17

Section 3.3.    Representations and Warranties by the Parties.    17

Section 3.4.    Not Publicly Traded.    19

ARTICLE 4. CAPITAL CONTRIBUTIONS    20

Section 4.1.    Capital Contributions of the Members.    20

Section 4.2.    Issuances of Additional Membership Interests.    20

Section 4.3.    Additional Funds.    20

Section 4.4.    No Interest.    21

Section 4.5.    Preemptive Rights.    21

Section 4.6.    LTIP Units.    21

Section 4.7.    Conversion of LTIP Units.    23

Section 4.8.    Call Right.    25

ARTICLE 5. DISTRIBUTIONS    25

Section 5.1.    Requirement and Characterization of Distributions.    25

Section 5.2.    Amounts Withheld.    26

Section 5.3.    Distributions Upon Liquidation.    26

Section 5.4.    Restricted Distributions.    26

ARTICLE 6. ALLOCATIONS    26

Section 6.1.    Allocations For Capital Account Purposes    26

ARTICLE 7. MANAGEMENT AND OPERATIONS OF BUSINESS    27

Section 7.1.    Management.    27

Section 7.2.    Removal; Resignation.    30

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(continued)

Page

Section 7.3.    Certificate of Formation.    31

Section 7.4.    Restrictions on Manager Authority.    31

Section 7.5.    Reimbursement of the Manager and NHT.    31

Section 7.6.    Outside Activities of the Manager.    32

Section 7.7.    Contracts with Affiliates.    32

Section 7.8.    Indemnification.    32

Section 7.9.    Liability of the Manager and its Affiliates.    34

Section 7.10.    R    35

Section 7.11.    SIFT Trust.    35

Section 7.12.    Other Matters Concerning the Manager.    35

Section 7.13.    Title to Company Assets.    36

Section 7.14.    Reliance by Third Parties.    36

ARTICLE 8. RIGHTS AND OBLIGATIONS OF MEMBERS    37

Section 8.1.    Limitation of Liability.    37

Section 8.2.    Management of Business.    37

Section 8.3.    Outside Activities of Members.    37

Section 8.4.    Return of Capital.    37

Section 8.5.    Rights of Members Relating to the Company.    38

Section 8.6.    Redemption Right.    39

Section 8.7.    Compulsory Acquisition.    40

ARTICLE 9. BOOKS, RECORDS, ACCOUNTING AND REPORTS    41

Section 9.1.    Records and Accounting.    41

Section 9.2.    Fiscal Year.    41

Section 9.3.    Reports.    41

ARTICLE 10. TAX MATTERS    42

Section 10.1.    Preparation of Tax Returns.    42

Section 10.2.    Tax    42

Section 10.3.    Partnership Representative.    43

Section 10.4.    Withholding.    44

ARTICLE 11. TRANSFERS AND WITHDRAWALS    45

Section 11.1.    Transfer.    45

Section 11.2.    Members’ Rights to Transfer.    45

Section 11.3.    Substituted Members.    47

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(continued)

Page

Section 11.4.    Assignees.    48

Section 11.5.    Drag-Along Rights.    48

Section 11.6.    General Provisions.    49

ARTICLE 12. ADMISSION OF MEMBERS    50

Section 12.1.    Admission of Additional Members.    50

Section 12.2.    Amendment of Agreement and Certificate of Formation.    51

ARTICLE 13. DISSOLUTION, LIQUIDATION AND TERMINATION    51

Section 13.1.    Dissolution.    51

Section 13.2.    Winding Up.    51

Section 13.3.    Deficit Capital Account Restoration Obligation.    53

Section 13.4.    Deemed Contribution and Distribution.    53

Section 13.5.    Rights of Members.    53

Section 13.6.    Notice of Dissolution.    53

Section 13.7.    Termination of Company and Cancellation of Certificate.    54

Section 13.8.    Reasonable Time for Winding Up.    54

Section 13.9.    Waiver of Partition.    54

ARTICLE 14. AMENDMENT OF LLC AGREEMENT; MEETINGS    54

Section 14.1.    Amendment of LLC Agreement.    54

Section 14.2.    Meetings of the Members.    55

ARTICLE 15. SPE RESTRICTIONS    56

Section 15.1.    SP    56

Section 15.2.    Repayment of the Loan.    63

ARTICLE 16. GENERAL PROVISIONS    63

Section 16.1.    Addresses and Notice.    63

Section 16.2.    Titles and Captions.    63

Section 16.3.    Pronouns and Plurals.    63

Section 16.4.    Further Action.    63

Section 16.5.    Binding    63

Section 16.6.    Creditors.    64

Section 16.7.    Waiver.    64

Section 16.8.    Counterparts.    64

Section 16.9.    Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial.    64

Section 16.10.    Invalidity of Provisions.    65

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(continued)

Page

Section 16.12.    Legal Counsel Relationships.    65

Exhibit A – Members’ Contributions and Membership Interests             A-1

Exhibit B – Capital Account Maintenance    B-1

Exhibit C – Special Allocation Rules; Other Tax Matters    C-1

Exhibit D – Notice of Redemption    D-1

Exhibit E – Constructive Ownership Definition    E-1

Exhibit F – Schedule of Member’s Ownership with Respect to Tenants    F-1

Exhibit G – Notice of Election by Member to Convert LTIP Units into Class B Units    G-1

Exhibit H – Notice of Election by Company to Force Conversion of LTIP Units into Class B Units    H-1

I-1561

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
NHT OPERATING PARTNERSHIP, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC (the “Company”), dated as of January 8, 2019, is entered into by and among the Manager, the Persons that are party hereto from time to time and whose names are set forth on Exhibit A attached hereto (as it may be amended from time to time) and for the limited purposes set forth herein and not as Members of the Company, (1) Nexpoint Hospitality Trust (“NHT”) and (2) Jesse Blair, the sole equityholder of the initial Manager.

WHEREAS, the Company was formed on December 4, 2018 (the “Formation Date”) and an original limited liability company agreement, dated as of December 4, 2018 (“Initial Agreement”), was entered into by NHT Operating Partnership GP, LLC, as the initial member (the “Initial Member”); and

WHEREAS, the parties hereto desire to effect the following: (a) the amendment and restatement of the Initial Agreement in its entirety; (b) the admission of NHT Holdings, Blair and NREO as Members; (c) the issuance of additional Class B Units to the Initial Member; (d) the appointment by NREO of NHT Operating Partnership GP, LLC as the initial Manager of the Company; and (e) the continuation of the Company on the terms set forth herein.

NOW THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“704(c) Value” of any Contributed Property means the fair market value of such property at the time of contribution, as determined by the Manager (subject to Section 7.1(a)), using such reasonable method of valuation as the Manager may adopt. Subject to Exhibit B hereof, the Manager (subject to Section 7.1(a)) shall, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties in a single or integrated transaction among the separate properties on a basis proportional to their respective fair market values.

“Act” means the Delaware Limited Liability Company Act, as it may be amended from time to time, and any successor to such statute.

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“Additional Funds” has the meaning set forth in Section 4.3(a).

“Additional Member” means a Person admitted to the Company as a Member pursuant to Section 12.1 hereof and who is shown as such on the books and records of the Company.

“Adjusted Capital Account” means the Capital Account maintained for each Member as of the end of each Company taxable year (a) increased by any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (b) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Adjusted Capital Account as of the end of the relevant Company taxable year.

“Adjusted Property” means any property, the Carrying Value of which has been adjusted pursuant to Exhibit B hereof.

“Adjustment Event” has the meaning set forth in Section 4.6(a)(1).

“Administrative Agent” has the meaning set forth in Section 15.1.

“Adviser” means NexPoint Real Estate Advisors VI, L.P., a Delaware limited partnership, or its successor or permitted assignee.

“Advisory Agreement” means the Advisory Agreement, dated January 8, 2019, by and among NHT, NHT Holdings and the Adviser, as now or hereafter amended, restated, modified, supplemented or replaced.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Consideration” has the meaning set forth in Section 11.5(c).

“Agreed Value” means (a) in the case of any Contributed Property as of the time of its contribution to the Company, the 704(c) Value of such property, reduced by any liabilities either assumed by the Company upon such contribution or to which such

2

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property is subject when contributed, and (b) in the case of any property distributed to a Member by the Company, the Company’s Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

“Agreement” means this Amended and Restated Limited Liability Company Agreement of the Company, as now or hereafter amended, restated, modified, supplemented or replaced.

“Approved Sale” means a Sale of the Company which is approved by the Members holding, collectively, more than 50% of the issued and outstanding Class A Units.

“Approving Members” has the meaning set forth in Section 11.5(a).

“Assignee” means a Person to whom all or a portion of a Membership Interest has been transferred in a manner permitted under this Agreement, but who has not become a Substituted Member, and who has the rights set forth in Section 11.4.

“Attorney In Fact” has the meaning set forth in Section 2.4(a).

“Available Cash” means, with respect to any period for which such calculation is being made, all cash balances of the Company net of the Company’s working capital needs, anticipated capital expenditures, operating expenses, debt service requirements and other necessary reserves, including with respect to contingencies or commitments, as determined by the Manager.

“Blair” means Jesse Blair, an individual and the sole equityholder of the initial Manager.

“Board of Trustees” means the Board of Trustees of NHT.

“Book-Tax Disparities” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Member’s share of the Company’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Member’s Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Member’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Target” for a Profits LTIP Unit means (a) initially, the NHT Common Unit Economic Balance as determined on the date such Profits LTIP Unit was granted less

3

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any Capital Contributions (if any) made by the Member with respect to such Profits LTIP Unit and (b) thereafter, the remaining amount, if any, required to be allocated to such Profits LTIP Unit for the Economic Capital Account Balance of the holder of such Profits LTIP Unit, to the extent attributable to such Profits LTIP Unit, to be equal to the NHT Common Unit Economic Balance.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Call Closing Date” has the meaning set forth in Section 4.8.

“Call Notice” has the meaning set forth in Section 4.8.

“Call Option” has the meaning set forth in Section 4.8.

“Call Purchase Price” has the meaning set forth in Section 4.8.

“Capital Account” means the Capital Account maintained for a Member pursuant to Exhibit B.

”Capital Contribution” means, with respect to any Member, any cash, cash equivalents or the Agreed Value of Contributed Property which such Member contributes or is deemed to contribute to the Company.

“Capital LTIP Unit” has the meaning set forth in Section 4.6(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such property charged to the Members’ Capital Accounts following the contribution of or adjustment with respect to such property, and (b) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Manager, subject to Section 7.1(a).

“Cash Amount” means an amount of cash per Membership Unit equal to the Value on the Valuation Date of the REIT Units Amount.

“Cause” has the meaning set forth in Section 15.1(ff).

“Certificate” means the Certificate of Formation of the Company as filed in the office of the Delaware Secretary of State on December 4, 2018, as amended, restated and/or supplemented from time to time in accordance with the terms hereof and the Act.

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“Class” means a class of REIT Units or Membership Units, as the context may require.

“Class A Member” means any holder of Class A Units.

“Class A Units” means a Membership Unit entitling the holder thereof to the rights of a holder of Class A Units as provided in this Agreement.

“Class B Member” means any holder of Class B Units.

“Class B Unit Distribution” has the meaning set forth in Section 4.6(a)(2).

“Class B Units” means a Membership Unit entitling the holder thereof to the rights of a holder of Class B Units as provided in this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Units” means the Membership Units, other than LTIP Units or any other series of units of limited liability company interests issued in the future and designated as preferred or otherwise different from the Common Units, including, but not limited to, with respect to the payment of distributions, including distributions upon liquidation.

“Company” has the meaning set forth in the preamble.

“Company Record Date” means the record date established by the Manager for the distribution of Available Cash pursuant to Section 5.1, which record date shall be the same as the record date established by NHT for a distribution to its unitholders of some or all of its portion of such distribution.

“Company Year” means the fiscal year of the Company, which shall be the calendar year.

“Constructive Ownership” or “Constructively Own” means ownership under the constructive ownership rules described in Exhibit E.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Act (but excluding cash), contributed or deemed contributed to the Company. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B, such property shall no longer constitute a Contributed Property for purposes of Exhibit B, but shall be deemed an Adjusted Property for such purposes.

“Conversion Date” has the meaning set forth in Section 4.7(b).

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“Conversion Factor” means 1.0, subject to adjustment as follows: (i) in case NHT shall (A) make a distribution on the outstanding REIT Units in REIT Units, (B) subdivide or reclassify the outstanding REIT Units into a greater number of REIT Units, or (C) combine or reclassify the outstanding REIT Units into a smaller number of REIT Units, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of unitholders entitled to receive such distribution or subject to such subdivision, combination or reclassification shall be proportionately adjusted so that a holder of Membership Units shall be entitled to receive, upon exchange thereof, the number of REIT Units which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Membership Units been exchanged immediately prior to such determination; (ii) in case the Company shall subdivide or reclassify the outstanding Membership Units into a greater number of Membership Units, the Conversion Factor in effect at the opening of business on the day following the date fixed for the determination of Membership Unit holders subject to such subdivision or reclassification shall be proportionately adjusted so that a holder of Membership Units shall be entitled to receive, upon exchange thereof, the number of REIT Units which the holder would have owned at the opening of business on the day following the date fixed for such determination had such Membership Units been exchanged immediately prior to such determination; (iii) in case NHT (A) shall issue rights or warrants to all holders of REIT Units entitling them to subscribe for or purchase REIT Units at a price per share less than the daily market price per REIT Unit on the date fixed for the determination of unitholders entitled to receive such rights or warrants, (B) shall not issue similar rights or warrants to all holders of Membership Units entitling them to subscribe for or purchase REIT Units or Membership Units at a comparable price (determined, in the case of Membership Units, by reference to the Conversion Factor), and (C) cannot issue such rights or warrants to a Redeeming Member as otherwise required by the definition of “REIT Units Amount” set forth in this Article 1, then the Conversion Factor in effect at the opening of business on the day following the date fixed for such determination shall be increased by multiplying such Conversion Factor by a fraction of which the numerator shall be the number of REIT Units outstanding at the close of business on the date fixed for such determination plus the number of REIT Units so offered for subscription or purchase, and of which the denominator shall be the number of REIT Units outstanding at the close of business on the date fixed for such determination plus the number of REIT Units which the aggregate offering price of the total number of REIT Units so offered for subscription would purchase at such daily market price per share, such increase of the Conversion Factor to become effective immediately after the opening of business on the day following the date fixed for such determination; and (iv) in case NHT shall, by distribution or otherwise, distribute to all holders of its REIT Units, (A) capital shares of any class other than its REIT Units, (B) evidence of its indebtedness or (C) assets (excluding any rights or warrants referred to in clause (iii) above, any cash distribution lawfully paid under the laws of the province of organization of NHT, and any distribution referred to in clause (i) above) and shall not cause a corresponding distribution to be made to all holders of Membership Units, the Conversion Factor shall be adjusted so that the same shall equal the ratio determined by multiplying the Conversion Factor in

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effect immediately prior to the close of business on the date fixed for the determination of unitholders entitled to receive such distribution by a fraction of which the numerator shall be the daily market price per REIT Unit on the date fixed for such determination, and of which the denominator shall be such daily market price per REIT Unit less the fair market value (as determined by the Class A Members, whose determination shall be conclusive and described in a resolution of the Class A Members and delivered to the holders of the Membership Units) of the portion of the capital shares or evidences of indebtedness or assets so distributed applicable to one REIT Unit, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of unitholders entitled to receive such distribution.

“Conversion Notice” has the meaning set forth in Section 4.7(b).

“Conversion Right” has the meaning set forth in Section 4.7(a).

“Covered Person” has the meaning set forth in Section 7.8(a).

“Debt” means, as to any Person, as of any date of determination, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (b) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (c) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (d) obligations of such Person incurred in connection with entering into a lease which, in accordance with GAAP, should be capitalized.

“Declaration of Trust” means the Declaration of Trust of NHT dated as of December 12, 2018, as amended, restated and/or supplemented from time to time.

“Delaware Courts” has the meaning set forth in Section 16.9(b).

“Depreciation” means, for each taxable year, an amount equal to the U.S. federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Manager.

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“Economic Capital Account Balance”, with respect to a Member, means an amount equal to such Member’s Capital Account balance, plus the amount of its share of any Partner Minimum Gain and Partnership Minimum Gain.

“Eligible LTIP Unit” has the meaning set forth in Section 4.7(a).

“Equity Incentive Plan” means any equity incentive or compensation plan adopted by the Company or NHT.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or Title of ERISA shall be deemed to include a reference to any corresponding provision of future law.

“Final Adjustment” has the meaning set forth in Section 10.3(b)(2).

“Flow Through Entity” has the meaning set forth in Section 3.3(d)(3).

“Forced Conversion” has the meaning set forth in Section 4.7(c).

“Forced Conversion Notice” has the meaning set forth in Section 4.7(c).

“Formation Date” has the meaning set forth in the recitals.

“GAAP” means U.S. generally accepted accounting principles, applied on a consistent basis.

“Incapacity” or “Incapacitated” means, (a) as to any individual Member, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her Person or estate, (b) as to any corporation which is a Member, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (c) as to any partnership or limited liability company which is a Member, the dissolution and commencement of winding up of the partnership or limited liability company, (d) as to any estate which is a Member, the distribution by the fiduciary of the estate’s entire interest in the Company, (e) as to any trustee of a trust which is a Member, the termination of the trust (but not the substitution of a new trustee), or (f) as to any Member, the bankruptcy of such Member. For purposes of this definition, bankruptcy of a Member shall be deemed to have occurred when (i) the Member commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) the Member is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Member, (iii) the Member executes and delivers a general assignment for the benefit of the Member’s creditors, (iv) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of the nature described in

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clause (ii) above, (v) the Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Member or for all or any substantial part of the Member’s properties, (vi) any proceeding seeking liquidation, reorganization or other relief of or against such Member under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within 120 days after the commencement thereof, (vii) the appointment without the Member’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within 90 days of such appointment, or (viii) an appointment referred to in clause (vii) which has been stayed is not vacated within 90 days after the expiration of any such stay.

“Indemnitee” means: (a) any Person made a party to a proceeding by reason of (i) his or its status as the Manager, as a trustee, director, officer, shareholder, partner, member, employee, representative or agent of the Manager, as an officer, employee, representative or agent of the Company or as the partnership representative, or (ii) his, her or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of the Company or any Subsidiary of the Company (including, without limitation, any indebtedness which the Company or any Subsidiary of the Company has assumed or taken assets subject to); and (b) such other Persons as the Manager may designate from time to time (whether before or after the event giving rise to potential liability), at the direction of the Class A Members.

“Independent Manager” has the meaning set forth in Section 15.1(ff). The initial Independent Managers shall be Ricardo Beausoleil and Steven P. Zimmer.

“Initial Agreement” has the meaning set forth in the recitals.

“Initial Member” has the meaning set forth in the recitals.

“Investments” means any investments by the Company in Real Estate Assets or any other asset.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Joint Ventures” means any joint venture or partnership arrangements (other than between NHT and the Company) in which the Company or any of their subsidiaries is a co-venturer, member or partner, which are established to own Investments.

“Judicial Review” has the meaning set forth in Section 10.3(b)(1).

“Lender” has the meaning set forth in Section 15.1.

“Liquidating Event” has the meaning set forth in Section 13.1.

“Liquidating Gains” means any net gain realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Company (including upon the occurrence of any event of liquidation of the Company), including but not limited to

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the net gain realized in connection with an adjustment to the Carrying Value of Company assets under Section 1.D of Exhibit B attached hereto.

“Liquidating Losses” means any net loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Company (including upon the occurrence of any event of liquidation of the Company), including but not limited to the net loss realized in connection with an adjustment to the Carrying Value of Company assets under Section 1.D of Exhibit B attached hereto.

“Liquidator” has the meaning set forth in Section 13.2.

“Loan” has the meaning set forth in Section 15.1.

“Loan Agreement” has the meaning set forth in Section 15.1.

“LTIP Unitholder” means a Member that holds LTIP Units.

“LTIP Units” means a Membership Unit which is designated as an LTIP Unit and which has the rights, preferences and other privileges designated in Section 4.6 and elsewhere in this Agreement in respect of holders of LTIP Units. The allocation of LTIP Units among the Members shall be set forth on Exhibit A, as it may be amended and/or restated from time to time. Until such time as the LTIP Units are converted to Class B Units pursuant to this Agreement, LTIP Units shall be a non-voting security.

“Manager” means a Person serving as a manager of the Company pursuant to Section 7.1. By executing this Agreement, NREO designates NHT Operating Partnership GP, LLC as the initial Manager. For the avoidance of doubt, the term “Manager” as used in this Agreement shall not include the “Independent Managers” (as such term is defined herein).

“Member” means NHT Holdings, NREO and the initial Manager and any other Person named as a member of the Company in Exhibit A attached hereto, as such Exhibit may be amended from time to time, or any Substituted Member or Additional Member, in such Person’s capacity as a member of the Company.

“Membership Interest” means an ownership interest in the Company held by a Member, including a holder of LTIP Units, to the extent the Manager has awarded LTIP Units pursuant to an Equity Incentive Plan, and includes any and all benefits to which the holder of such interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be (but is not required to be) expressed as a number of Membership Units.

“Membership Unit” means a fractional, undivided share of the Membership Interests of all Members issued pursuant to Sections 4.1 and 4.2 and includes Class A Units, the Class B Units and LTIP Units and any other classes or series of Membership

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Units established after the date hereof. The number of Membership Units outstanding and the Percentage Interest in the Company represented by such Membership Units are set forth in Exhibit A attached hereto, as it may be amended and/or restated from time to time.

“Net Income” means, for any taxable period, the excess, if any, of the Company’s items of income and gain for such taxable period over the Company’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit B.

“Net Loss” means, for any taxable period, the excess, if any, of the Company’s items of loss and deduction for such taxable period over the Company’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with U.S. federal income tax accounting principles, subject to the specific adjustments provided for in Section 1.B of Exhibit B.

“NHT” has the meaning set forth in the preamble.

“NHT Common Unit Economic Balance” means (a) the Economic Capital Account Balance of NHT Holdings but only to the extent attributable to NHT Holdings’ ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 1.H of Exhibit C divided by (b) the number of NHT Holdings’ Common Units.

“NHT Holdings” means NHT Holdings, LLC, a Delaware limited liability company.

“Non-Approving Members” has the meaning set forth in Section 11.5(a).

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Notice of Redemption” means the Notice of Redemption substantially in the form of Exhibit D.

”NREO” means NexPoint Real Estate Opportunities, LLC or any of its successors or permitted assignees.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

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“Partner Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in a Partnership Minimum Gain, for a Company taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

“Partnership Representative” has the meaning set forth in Section 10.3(a).

“Percentage Interest” means, as to a Member, its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then outstanding and as specified in Exhibit A attached hereto, as such Exhibit may be amended from time to time.

“Person” means an individual or a real estate investment trust, corporation, partnership, limited liability company, trust, estate, unincorporated organization, association or other entity.

“Profits LTIP Unit” has the meaning set forth in Section 4.6(a).

“Properties” means any assets and property of the Company such as, but not limited to, interests in real property and personal property, including, without limitation, fee interests, interests in ground leases, easements and rights of way, interests in limited liability companies, Joint Ventures or partnerships, interests in mortgages, and Debt instruments as the Company may hold from time to time and “Property” means any one such asset or property (but does not include the term “Property” as used in Article 15, as such term is defined in the Loan Agreement).

“Publicly Traded” means listed or admitted to trading on the Toronto Stock Exchange, New York Stock Exchange, the Nasdaq Stock Market, or any affiliates or successor to any of the foregoing.

“Real Estate Assets” means any investment by the Company (including, without limitation, reserves for capital expenditures) in unimproved and improved Real Property (including, without limitation, fee or leasehold interests, options and leases) either directly, through a direct or indirect Subsidiary of the Company or through a Joint Venture.

“Real Property” means real property owned from time to time by the Company, either directly, through a direct or indirect Subsidiary of the Company or through a Joint

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Venture, which consists of (a) land only, (b) rights in land (including leasehold interests), (c) any buildings, structures, improvements, furnishings, fixtures, and equipment located on or used in connection with land or rights in land, (d) real estate related securities (including preferred stock), mortgage, bridge or mezzanine loans, or (e) such Investments the Class A Members or the Adviser designate as Real Property to the extent such Investments could be classified as Real Property.

“Recapture Income” means any gain recognized by the Company upon the disposition of any property or asset of the Company, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Redeeming Member” has the meaning set forth in Section 8.6(a).

“Redemption Amount” means either the Cash Amount or the REIT Units Amount, as determined by the Class A Members; provided, however, that if the REIT Units are not Publicly Traded at the time a Redeeming Member exercises its Redemption Right, the Redemption Amount shall be paid only in the form of the Cash Amount unless the Redeeming Member, in its sole and absolute discretion, consents to payment of the Redemption Amount in the form of the REIT Units Amount. A Redeeming Member shall have no right, without the Class A Members’ consent, in their sole and absolute discretion, to receive the Redemption Amount in the form of the REIT Units Amount.

“Redemption Right” shall have the meaning set forth in Section 8.6(a).

“Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“REIT” means a real estate investment trust under Section 856 of the Code.

“REIT Unit” means an ownership interest in NHT represented by one unit of NHT.

“REIT Units Amount” means a number of REIT Units equal to the product of such number of Class B Units offered for redemption by a Redeeming Member, multiplied by the Conversion Factor; provided, that in the event NHT issues to all holders of REIT Units rights, options, warrants or convertible or exchangeable securities entitling the unitholders to subscribe for or purchase REIT Units, or any other securities or property (collectively, the “rights”), and NHT can issue such rights to the Redeeming Member, then the REIT Units Amount shall also include such rights that a holder of that number of REIT Units would be entitled to receive.

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Company recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the

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extent such item of gain or loss is not allocated pursuant to Section 2.B.(1)(a) or 2.B.(2)(a) of Exhibit C to eliminate Book-Tax Disparities.

“Sale of the Company” means (a) a transaction or series of related transactions of all or substantially all of the assets of the Company, not in the ordinary course of the Company’s business, (b) a transaction or series of related transactions in which a Person, or group of related Persons, acquires more than 50% of the outstanding Membership Units to, or (c) the merger or consolidation of the Company with or into another Person that is not (i) an Affiliate of the Company or (ii) a Member, in each case in clauses (b) and (c) above, under circumstances in which the holders of a majority of Membership Units, immediately prior to such transaction, own less than a majority in voting power of the surviving or resulting Person immediately following such transaction.

“Securities Act” means the Securities Act of 1933, as amended. “Special Member” has the meaning set forth in Section 15.1(aa).

“Specified Redemption Date” means the 10th Business Day after receipt by the Company of a Notice of Redemption; provided, that if NHT combines its outstanding REIT Units, no Specified Redemption Date shall occur after the record date of such combination of REIT Units and prior to the effective date of such combination.

“Subsidiary” means, with respect to any Person, any real estate investment trust, corporation, partnership, limited liability company or other entity of which a majority of (a) the voting power of the voting equity securities or (b) the outstanding equity interests, is owned, directly or indirectly, by such Person.

“Substituted Member” means a Person who is admitted as a Member to the Company pursuant to Section 11.3.

“Target Balance” has the meaning set forth in Section 1.H.1 of Exhibit C.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, in each case as the same may be amended from time to time.

“Tax Audit” has the meaning set forth in Section 10.3(b)(1).

“Tenant” means any tenant from which NHT Holdings derives rent either directly or indirectly through partnerships or limited liability companies, including the Company.

“Trading Days” means days on which the primary trading market for REIT Units, if any, is open for trading.

“Transactions” has the meaning set forth in Section 16.12.

“Transfer” has the meaning set forth in Section 11.1(a).

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“Unrealized Gain” attributable to any item of Company Property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property (as determined under Exhibit B) as of such date; over (b) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date.

“Unrealized Loss” attributable to any item of Company Property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B) as of such date; over (b) the fair market value of such property (as determined under Exhibit B) as of such date.

“Unvested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Valuation Date” means the date of receipt by the Manager of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means the fair market value per REIT Unit which will equal the volume weighted average price of a REIT Unit on any national securities exchange on which the REIT Units then listed or the Toronto Stock Exchange for the 10 consecutive trading days immediately preceding a Valuation Date. If the REIT Units are not listed or admitted to trading on any national securities exchange or the Toronto Stock Exchange, the volume weighted average price with respect to a REIT Unit will be the volume weighted average price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Manager or if no such closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the Manager, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 10 days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the 10 days prior to the date in question, the Value of the REIT Units shall be determined by the Manager (subject to Section 7.1(a)) acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Units Amount includes rights that a holder of REIT Units would be entitled to receive, then the Value of such rights shall be determined by the Manager acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Vested LTIP Units” has the meaning set forth in Section 4.6(c)(1).

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by a holder of LTIP Units upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

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ARTICLE 2.

ORGANIZATIONAL MATTERS

Section 2.1.    Continuation.

The Company was formed as a limited liability company on the Formation Date by the filing of the Certificate with the office of the Secretary of State of the State of Delaware under and pursuant to the Act. The Members hereby continue the Company as a limited liability company under and pursuant to the Act. Except as expressly provided herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act. The Membership Interest of each Member shall be personal property for all purposes.

Section 2.2.    Name.

The name of the Company heretofore formed and continued hereby shall be NHT Operating Partnership, LLC. The Company’s business may be conducted under any other name or names deemed advisable by the Manager, and approved by the Class A Members. The words “Limited Liability Company,” “L.L.C.,” “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The Manager, at the direction of the Class A Members, may change the name of the Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3.    Registered Office and Agent; Principal Office.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801 and the registered agent for service of process on the Company in the State of Delaware shall be The Corporation Trust Company. The principal office of the Company shall be 300 Crescent Court, Suite 700, Dallas, Texas 75201 or such other place as the Manager, at the direction of the Class A Members, may from time to time designate by notice to the Members. The Company may maintain offices at such other place or places within or outside the State of Delaware as the Manager and the Class A Members deem advisable.

Section 2.4.    Power of Attorney.

(a)    Each Member and each Assignee hereby constitutes and appoints the Manager, any Liquidator, and authorized officers and attorneys-in-fact of each (the “Attorney In Fact”), and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other

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instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the Attorney In Fact deems appropriate or necessary to form, qualify or continue the existence or qualification of the Company as a limited liability company (or a company in which the Members have limited liability to the extent provided by law) in the State of Delaware and in all other jurisdictions in which the Company may or plans to conduct business or own property; (ii) all instruments that the Attorney In Fact deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Attorney In Fact deems appropriate or necessary to reflect the dissolution and winding up of the Company pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (iv) all conveyances and other instruments or documents that the Attorney In Fact deems appropriate or necessary to reflect the distribution or exchange of assets of the Company pursuant to the terms of this Agreement and (v) all instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to Articles 11, 12 or 13 hereof or the Capital Contribution of any Member. Nothing contained herein shall be construed as authorizing the Attorney In Fact to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

(b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Members will be relying upon the power of the Attorney In Fact to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and it shall survive and not be affected by the subsequent Incapacity of any Member or Assignee and the transfer of all or any portion of such Member’s or Assignee’s Membership Units and shall extend to such Member’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Member or Assignee hereby agrees to be bound by any representation made by the Attorney In Fact, acting in good faith pursuant to such power of attorney, and each such Member or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney In Fact, taken in good faith under such power of attorney. Each Member or Assignee shall execute and deliver to the Manager or the Liquidator, within 15 days after receipt of the Manager’s or Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the Manager or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Company.

(c)    Notwithstanding anything in this Section 2.4, no Attorney In Fact may exercise the power and authority under this Section 2.4 without the prior approval of the Class A Members pursuant to Section 7.1(a).

Section 2.5.    Term.

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The term of the Company commenced on the date that the Certificate was filed with the Secretary of State of the State of Delaware and shall continue until dissolved pursuant to the provisions of Article 13 or as otherwise provided by law.

Section 2.6.    Admission of Members.

On the date hereof, (a) upon the execution and delivery of a counterpart to this Agreement and delivery to the Company of its initial Capital Contribution, each of the Persons identified as a member of the Company on Exhibit A to this Agreement is hereby admitted to the Company as a member of the Company. Each Member being admitted to the Company from time to time after the date hereof shall be deemed admitted to the Company as a member of the Company upon its execution and delivery of a counterpart to this Agreement and delivery of its initial Capital Contribution.

ARTICLE 3.

PURPOSE

Section 3.1.    Purpose and Business.

The purpose and nature of the business to be conducted by the Company is to conduct any business that may be lawfully conducted by a limited liability company formed pursuant to the Act.

Section 3.2.    Powers.

The Company shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Company, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property.

Section 3.3.    Representations and Warranties by the Parties.

(a)    Each Member that is an individual represents and warrants to each other Member that (i) such Member has the legal capacity to enter into this Agreement and perform such Member’s obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by such Member will not result in a breach or violation of, or a default under, any agreement by which such Member or any of such Member’s property is or are bound, or any statute, regulation, order or other law to which such Member is subject, (iii) such Member is a “United States person” within the meaning of Section 7701(a)(30) of the Code, and (iv) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms.

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(b)    Each Member that is not an individual represents and warrants to each other Member that (i) its execution and delivery of this Agreement and all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including without limitation, that of its general partner(s), committee(s), trustee(s), beneficiaries, director(s) and/or shareholder(s), as the case may be, as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its certificate of limited partnership, partnership agreement, trust agreement, limited liability company operating agreement, declaration of trust, charter or bylaws, as the case may be, any agreement by which such Member or any of such Member’s properties or any of its partners, beneficiaries, trustees or shareholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Member or any of its partners, trustees, beneficiaries or shareholders, as the case may be, is or are subject, (iii) such Member is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (iv) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms.

(c)    Each Member represents, warrants and agrees that it has acquired and continues to hold its interest in the Company for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Member further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds it has invested in the Company in what it understands to be a highly speculative and illiquid investment.

(d)    Each Member further represents, warrants, covenants and agrees as follows:

(1)    Except as provided in Exhibit F hereto, at any time such Member actually or Constructively Owns a 25% or greater interest in the capital or profits of the Company, it does not and will not, without the prior written consent of the Class A Members, actually own or Constructively Own (i) with respect to any Tenant that is a corporation, any stock of such Tenant, and (ii) with respect to any Tenant that is not a corporation, any interest in any of the assets, capital or profits of such Tenant.

(2)    Upon request of the Manager, it will promptly disclose to the Manager and NHT the amount of REIT Units or other equity interests in NHT or NHT Holdings that it actually owns or Constructively Owns.

(3)    Without the consent of the Class A Members, which may be given or withheld in its sole discretion, no Member shall take any action that would cause the Company at any time to have more than 100 members (including as

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members those Persons indirectly owning an interest in the Company through a partnership, limited liability company, S corporation or grantor trust (such entity, a “flow through entity”), but only if substantially all of the value of such person’s interest in the flow through entity is attributable to the flow through entity’s interest (direct or indirect) in the Company).

(e)    The representations and warranties contained in this Section 3.3 shall survive the execution and delivery of this Agreement by each Member and the dissolution and winding up of the Company.

(f)    Each Member hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Company or NHT have been made by any Member or any employee or representative or Affiliate of any Member, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, which may have been in any manner submitted to such Member shall not constitute any representation or warranty of any kind or nature, express or implied.

(g)    Each Member understands that if, for any reason, (i) the representations, warranties or agreements set forth in this Section 3.3 are violated, or (ii) the Member’s actual or Constructive Ownership of REIT Units or other capital shares of NHT violates the limitations set forth in the Declaration of Trust, then (x) some or all of the Redemption Rights of the Members may become non-exercisable, and (y) some or all of the REIT Units owned by the Members may be automatically transferred to a trust for the benefit of a charitable beneficiary, as provided in the Declaration of Trust.

Section 3.4.    Not Publicly Traded.

The Manager, on behalf of the Company, shall use its commercially reasonable efforts not to take any action which would result in the Company being a “publicly traded partnership” within the meaning of either Code Section 469(k)(2) or Code Section 7704(b). Subject to this Section 3.4 and Section 7.1(a), it is expressly acknowledged and agreed by the Members that the Manager may waive or otherwise modify the application with respect to any Member(s) or Assignee(s) of any provision herein restricting, prohibiting or otherwise relating to (a) the transfer of a Membership Interest or the Membership Units evidencing the same, (b) the admission of any Members and (c) the Redemption Rights of such Members, and that such waivers or modifications may be made by the Manager at any time or from time to time, including, without limitation, concurrently with the issuance of any Membership Units pursuant to the terms of this Agreement.

ARTICLE 4.

CAPITAL CONTRIBUTIONS

Section 4.1.    Capital Contributions of the Members.

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At the time of their respective execution of this Agreement, the Members shall make or shall have made Capital Contributions as set forth in Exhibit A to this Agreement. The Members shall own Membership Units of the class or series and in the amounts set forth in Exhibit A and shall have a Percentage Interest in the Company as set forth in Exhibit A, which Membership Units and Percentage Interest shall be adjusted in Exhibit A from time to time by the Manager to the extent necessary to reflect accurately exchanges, redemptions, additional Capital Contributions, the issuance of additional Membership Units (pursuant to any merger or otherwise), or similar events having an effect on any Member’s Membership Units and Percentage Interest. Except as provided in Sections 4.3 and 10.4, the Members shall have no obligation to make any additional Capital Contributions or loans to the Company. Each Member that contributes any Contributed Property shall promptly provide the Manager with any information regarding such Contributed Property that is requested by the Manager or the Class A Members, including for Company tax return reporting purposes.

Section 4.2.    Issuances of Additional Membership Interests.

Subject to Section 7.1(a), the Manager may cause the Company from time to time to issue to any existing Member or to any other Person, and to admit such Person as a member in the Company, Membership Units (including, without limitation, Common Units and preferred Membership Units) or other Membership Interests, in each case in exchange for the contribution by such Person of property or other assets, in one or more classes, or one or more series of any of such classes, or otherwise with such designations, preferences, redemption and conversion rights and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to existing Membership Interests, all as may be determined by the Manager, subject to Delaware law, including, without limitation, (a) the allocations of items of Company income, gain, loss, deduction and credit to each such class or series of Membership Interests, (b) the right of each such class or series of Membership Interests to share in Company distributions, and (c) the rights of each such class or series of Membership Interests upon dissolution and liquidation of the Company. The issuance and terms of any LTIP Units shall be in accordance with Section 4.6.

Section 4.3.    Additional Funds.

(a)    Subject to Section 7.1(a), the Manager may determine from time to time that the Company requires additional funds (“Additional Funds”) for the acquisition of additional Properties, for the redemption of Class B Units or for such other purposes as the Manager may determine in its reasonable discretion. Subject to Section 7.1(a), Additional Funds may be obtained by the Company in any manner provided in, and in accordance with, the terms of this Section 4.3.

(b)    Subject to the approval from the Class A Members contemplated by Section 4.3(a) and the limitations set forth in Section 7.1(a), the Manager, on behalf of the Company, may obtain any Additional Funds by accepting Capital Contributions from any Members or other Persons. In connection with any such Capital Contribution (of

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cash or property), the Manager is hereby authorized, to cause the Company from time to time to issue additional Membership Units (as set forth in Section 4.2 above) in consideration therefor, and the Percentage Interests of the Members shall be adjusted to reflect the issuance of such additional Membership Units.

(c)    Subject to Section 7.1(a), the Manager may obtain any Additional Funds by causing the Company to incur Debt to any Person upon such terms as the Manager determines appropriate, including making such Debt convertible, redeemable or exchangeable for Membership Units or REIT Units; provided, however, that the Company shall not incur any such Debt if such Debt is recourse to any Member (unless the Member otherwise agrees).

Section 4.4.    No Interest.

No Member shall be entitled to interest on its Capital Contribution or on such Member’s Capital Account.

Section 4.5.    Preemptive Rights.

No Person shall have any preemptive, preferential or other similar right with respect to (a) additional Capital Contributions or loans to the Company or (b) the issuance or sale of any Membership Units or other Membership Interests.

Section 4.6.    LTIP Units.

(a)    Issuance of LTIP Units. Subject to Section 7.1(a), the Manager may from time to time issue LTIP Units to Persons who provide services to the Company, the Manager or NHT, for such consideration as the Manager may determine to be appropriate, and admit such Persons as Members. LTIP Units may be issued as either capital interests for federal income tax purposes (each, a “Capital LTIP Unit”) or profits interests for federal income tax purposes (each, a “Profits LTIP Unit”). Subject to the following provisions of this Section 4.6 and the special provisions of Sections 4.7, or as otherwise provided in this Agreement with respect to Profits LTIP Units, LTIP Units shall be treated as Class B Units, with all of the rights, privileges and obligations attendant thereto, except the right to vote. For purposes of computing the Members’ Percentage Interests, holders of LTIP Units shall be treated as Class B Members and LTIP Units shall be treated as Class B Units. In particular, the Company shall maintain at all times a one-to-one correspondence between LTIP Units and Class B Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(1)    If an Adjustment Event (as defined below) occurs, then the Manager shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence (subject to the economic differences between Profits LTIP Units and Class B Units) ratio between Class B Units and LTIP Units. The following shall be “Adjustment Events”: (A) the

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Company makes a distribution on all outstanding Common Units in Membership Units, (B) the Company subdivides the outstanding Common Units into a greater number of units or combines the outstanding Common Units into a smaller number of units, or (C) the Company issues any Membership Units in exchange for its outstanding Common Units by way of a reclassification or recapitalization of its Common Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Membership Units in a financing, reorganization, acquisition (through the acquisition of equity interests or assets), merger, or other similar business combination or (y) the issuance of Membership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan. If the Company takes an action affecting the Common Units other than actions specifically described above as “Adjustment Events” and in the opinion of the Manager such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the Manager shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any Equity Incentive Plan, in such manner and at such time as the Manager, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Company shall promptly file in the books and records of the Company an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Company shall mail a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; and

(2)    Subject to satisfaction of any vesting requirements and Section 7.1(a), the LTIP Unitholders shall, when, as and if authorized and declared by the Manager out of assets legally available for that purpose, be entitled to receive distributions in an amount per LTIP Unit equal to the distributions per Class B Unit (the “Class B Unit Distribution”), paid to holders of Class B Units on such Company Record Date established by the Manager with respect to such distribution.

(b)    Priority. Subject to the provisions of this Section 4.6 and the provisions of Sections 4.7 and 5.1, the LTIP Units shall rank pari passu with the Class B Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Membership Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Class B Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting

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Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Class B Units are entitled to transfer their Class B Units pursuant to Article XI.

(c)    Special Provisions. LTIP Units shall be subject to the following special provisions:

(1)    Vesting Agreements. LTIP Units may, at the direction of the Class A Members, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. Subject to Section 7.1(a), the terms of any Vesting Agreement may be modified by the Manager from time to time, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the Equity Incentive Plan, if applicable. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units”; all other LTIP Units shall be treated as “Unvested LTIP Units.”

(2)    Forfeiture. Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement as resulting in either the right of the Company to repurchase LTIP Units at a specified purchase price or some other forfeiture of any LTIP Units, then if the Company exercises such right to repurchase or forfeiture in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Company Record Date prior to the effective date of the forfeiture.

(3)    Redemption. The Redemption Right provided to the holders of Class B Units under Section 8.6 shall not apply with respect to Vested LTIP Units unless and until they are converted to Class B Units as provided in Section 4.7.

Section 4.7.    Conversion of LTIP Units.

(a)    Conversion Right. An LTIP Unitholder shall have the right (the “Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into Class B Units; provided, however, that a holder may not exercise the Conversion Right for less than 1,000 Vested LTIP Units or, if such holder holds less than one thousand Vested LTIP Units, all of the Vested LTIP Units held by such holder; provided, further, that a holder of a Profits LTIP Unit may not exercise the Conversion Right with respect to such Profits LTIP Unit prior to the date on which the Book-Up Target for such Profits LTIP Unit becomes zero (an LTIP Unit eligible for conversion pursuant to this Section 4.7(a), an “Eligible LTIP Unit”). LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Class B Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested LTIP Units to become Vested

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LTIP Units, such LTIP Unitholder may give the Company a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Company subject to such condition. Subject to Section 7.1(a), the Manager shall have the right at any time to cause a conversion of Vested LTIP Units into Class B Units. In all cases, the conversion of any LTIP Units into Class B Units shall be subject to the conditions and procedures set forth in this Section 4.7.

(b)    Exercise by an LTIP Unitholder. A holder of Eligible LTIP Units may convert such Eligible LTIP Units into an equal number of fully paid and non-assessable Class B Units, giving effect to all adjustments (if any) made pursuant to Section 4.6. In order to exercise his or her Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit G to this Agreement to the Company (with a copy to the Manager) not less than 10 nor more than 60 days prior to a date (the “Conversion Date”) specified in such Conversion Notice. A Conversion Notice shall be provided in the manner provided in Section 16.1. Each LTIP Unitholder covenants and agrees with the Company that all Eligible LTIP Units to be converted pursuant to this Section 4.7(b) shall be free and clear of all liens and encumbrances. Notwithstanding anything herein to the contrary, a holder of Eligible LTIP Units may deliver a Notice of Redemption pursuant to Section 8.6 relating to those Class B Units that will be issued to such holder upon conversion of such Eligible LTIP Units into Class B Units in advance of the Conversion Date; provided, however, that the redemption of such Class B Units by the Company shall in no event take place until after the Conversion Date.

(c)    Forced Conversion. Subject to Section 7.1(a), the Manager, on behalf of the Company, may cause any number of Eligible LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of Class B Units, giving effect to all adjustments (if any) made pursuant to Section 4.6; provided, however, that the Manager, on behalf of the Company, may not cause Forced Conversion of any Eligible LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.7(b). In order to exercise its right of Forced Conversion, the Manager on behalf of the Company, shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit H to this Agreement to the applicable LTIP Unitholder not less than ten nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 16.1.

(d)    Completion of Conversion. A conversion of Eligible LTIP Units for which the holder thereof has given a Conversion Notice or the Manager, on behalf of the Company, has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Company with the issuance as of the opening of business on the next day of the number of Class B Units issuable upon such conversion. After the

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conversion of Eligible LTIP Units as aforesaid, the Company shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the Manager certifying the number of Class B Units and remaining LTIP Units, if any, held by such person immediately after such conversion.

Section 4.8.    Call Right.

As long as NHT Operating Partnership GP, LLC is the Manager of the Company, NHT Holdings shall have the right to purchase all of the equity interests of the Manager at any time (the “Call Option”) at a purchase price equal to $100 (the “Call Purchase Price”). NHT Holdings shall exercise the Call Option by delivering a written notice (the “Call Notice”) to Blair in accordance with the notice provisions of this Agreement, specifying that it is electing to exercise the Call Option. The Call Notice delivered by NHT Holdings shall specify a closing date for the purchase (the “Call Closing Date”), which shall be no earlier than 10 days, and no later than 90 days, after the delivery or mailing of the Call Notice. On the Call Closing Date, (a) Blair shall deliver the equity interests of the Manager to NHT Holdings, free and clear of all liens and encumbrances, and shall execute any transfer documents, releases and other instruments or documents as NHT Holdings deems necessary and (b) NHT Holdings shall pay the Call Purchase Price to Blair. In the event a replacement Manager is appointed pursuant to Section 7.2, the equityholder of such replacement Manager shall execute any documentation deemed necessary by NHT Holdings to evidence a Call Option with terms similar to the terms set forth in this Section 4.8. Blair, represents and warrants that as of the date of this Agreement, he is the sole equityholder of the Manager. Further, Blair, as the sole equityholder of the Manager, agrees that (i) he will cause the Manager not to issue any additional equity interests in the Manager, except to Blair, without the consent of NHT Holdings, which may be withheld in its sole discretion, (ii) he will not transfer any of its equity interests in the Manager to any Person without the consent of NHT Holdings, which may be withheld in its sole discretion and (iii) he will take all other actions and cooperate with NHT Holdings, to ensure it receives the benefit of this Section 4.8.

ARTICLE 5.

DISTRIBUTIONS

Section 5.1.    Requirement and Characterization of Distributions.

The Manager shall distribute at least quarterly all or such portion of Available Cash generated by the Company during such quarter or shorter period to the Members that are Members on the Company Record Date with respect to such quarter or shorter period pro rata in accordance with their Percentage Interests; provided, that in no event may a Member receive a distribution of Available Cash with respect to a Membership Unit if such Member is entitled to receive a distribution out of such Available Cash with respect to a REIT Unit for which such Membership Unit has been exchanged, and any such distribution shall be made to NHT Holdings. In accordance with Section 4.6(a),

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LTIP Unitholders shall be entitled to receive distributions pursuant to this Section 5.1 in an amount per LTIP Unit equal to the Class B Unit Distributions. Notwithstanding the foregoing, the Manager shall use reasonable efforts to cause the Company to distribute amounts sufficient to enable each of NHT Holdings and NHT to make distributions to its equity owners in a manner that allows it to (a) meet the distribution requirements set for the in Code Section 857 for qualification as a REIT and (b) avoid any federal income or excise tax liability imposed by the Code.

Section 5.2.    Amounts Withheld.

All amounts withheld pursuant to the Code or any provisions of any state, local or non-U.S. tax law and Section 10.4 with respect to any allocation, payment or distribution to any Member or Assignee shall be treated as amounts distributed to such Member or Assignee pursuant to Section 5.1 for all purposes under this Agreement.

Section 5.3.    Distributions Upon Liquidation.

Proceeds from a Sale of the Company and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Section 13.2.

Section 5.4.    Restricted Distributions.

Notwithstanding any provision to the contrary contained in this Agreement, the Company and the Manager, on behalf of the Company, shall not make a distribution to any Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

ARTICLE 6.

ALLOCATIONS

Section 6.1.    Allocations For Capital Account Purposes

(a)    After giving effect to the special allocations set forth in Section 1 of Exhibit C attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit B attached hereto, Net Income for each taxable year or other allocation period shall be allocated to the Members’ Capital Accounts in the following order of priority:

(1)    First, to the holders of Common Units and LTIP Units until the cumulative Net Income allocated to such holders under this Section 6.1(a)(2) equals the cumulative Net Loss allocated to such holders under Section 6.1(b)(1) (pro rata in accordance with the excess of such Net Loss over such Net Income for each such holder); and

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(2)    Next, to the holders of Common Units and LTIP Units pro rata in accordance with their respective Percentage Interests.

(b)    After giving effect to the special allocations set forth in Section 1 of Exhibit C attached hereto for the applicable taxable year or other allocation period, and subject to Section 4 of Exhibit B attached hereto, Net Loss for each taxable year or other allocation period shall be allocated to the holders of Common Units and LTIP Units with positive balances in their Economic Capital Account Balances in accordance with such balances until their Economic Capital Account Balances are reduced to zero.

For purposes of determining allocations of Net Loss pursuant to Section 6.1(b)(1), a holder of a Profits LTIP Unit shall be treated as having a separate Economic Capital Account Balance, and for this purpose a separate Capital Account with an appropriate share of Partnership Minimum Gain and Partner Minimum Gain shall be maintained, for each tranche of Profits LTIP Units with a different issuance date that it holds and a separate Capital Account for its Common Units or Capital LTIP Units, if applicable, and the Economic Capital Account Balance of each holder of Common Units or Capital LTIP Units shall not include any Economic Capital Account Balance attributable to other series or classes of Membership Units.

ARTICLE 7.

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1.    Management.

(a)    Except as otherwise expressly provided in this Agreement or required by the Act, (i) all management powers over the business and affairs of the Company shall be vested in the Manager and (ii) the Manager shall have the power to bind or take action on behalf of the Company or to exercise any rights and powers granted to the Company under this Agreement or which arise as a result of the Company’s ownership of securities or otherwise in another Person. In addition to the powers now or hereafter granted to a manager of a limited liability company under applicable law or which are granted to the Manager under any other provision of this Agreement, the Manager, subject to the terms of this Agreement, shall have full power and authority to do all things deemed necessary, desirable or convenient by it to conduct the business of the Company, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1. Notwithstanding the foregoing, the Manager shall not permit the Company, nor any of its Subsidiaries, to do any of the following without the prior approval of the Class A Members:

(1)    the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Company to make distributions to its Members in such amounts as will permit each of NHT and NHT Holdings (so long as it desires to maintain its

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qualification as a REIT) to avoid the payment of any U.S. federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its equity owners in amounts sufficient to permit it to maintain its REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Company’s assets or any assets of its Subsidiaries);

(2)    the making of tax, regulatory and other filings or elections (including tax withholdings), or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(3)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Company (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Company) or the merger or other combination of the Company with or into another entity (all of the foregoing subject to any prior approval only to the extent required by Section 7.3);

(4)    the mortgage, pledge, encumbrance or hypothecation of any assets of the Company, the use of the assets of the Company (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms that it sees fit, including, without limitation, the financing of the conduct of the operations of the Company, NHT or any of the Company’s or NHT’s Subsidiaries, the lending of funds to other Persons (including, without limitation, the Subsidiaries of the Company and/or NHT) and the repayment of obligations of the Company and its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to its Subsidiaries;

(5)    the amending, restating or modification of the Loan;

(6)    the determination that Additional Funds are necessary, together with the use and the terms of such Additional Funds;

(7)    the amending, restating and/or supplementing this Agreement, any side letter contemplated by Section 16.11, or the Certificate;

(8)    the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, limited liability companies, real estate investment trusts, corporations, entities that are treated as REITs, “taxable REIT subsidiaries” or as foreign corporations for federal income tax purposes, Joint Ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property or the making of loans to, its or NHT’s Subsidiaries and

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any other Person in which it has an equity investment from time to time or the incurrence of indebtedness on behalf of such Persons or the guarantee of obligations of such Persons and the making of any tax, regulatory or other filing or election with respect to any of the foregoing Persons); provided, that as long as NHT or NHT Holdings has determined to continue to qualify as a REIT, the Company may not engage in any such formation, acquisition or contribution that would cause NHT or NHT Holdings, as applicable, to fail to qualify as a REIT;

(9)    the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, Debt or damages, due or owing to or from the Company, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, and the representation of the Company in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurrence of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law and matters affecting the rights and obligations of the Company;

(10)    the determination of the fair market value of any Company Property distributed in kind and the method of valuation to determine such fair market value;

(11)    the determination of the 704(c) Value, including the method of valuation to determine such 704(c) Value, of any Contributed Property and the allocation of the 704(c) Values of Contributed Properties among the separate properties;

(12)    the enforcement of any rights against any Member pursuant to representations, warranties, covenants and indemnities relating to such Member’s contribution of property or assets to the Company;

(13)    determine the Value of REIT Units if (i) the REIT Units are not listed or admitted to trading on any national securities exchange or the Toronto Stock Exchange and (ii) there are no bid and asked prices reported during the 10 days prior to the Valuation Date;

(14)    waive or otherwise modify the application with respect to any Member(s) or Assignee(s) of any provision herein restricting, prohibiting or otherwise relating to (i) the transfer of a Membership Interest or the Membership Units evidencing the same, (ii) the admission of any Members and (iii) the Redemption Rights of such Members;

(15)    propose and adopt, on behalf of the Company, employee benefit plans, share option plans, and similar plans funded by the Company for the benefit of employees of the Manager, NHT, NHT Holdings, the Company, Subsidiaries of the Company, or any Affiliate of any of them or any adviser or

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service provider of them in respect of services performed, directly or indirectly, for the benefit of the Company, NHT, NHT Holdings, the Manager or any Subsidiaries of the Company;

(16)    determine the reserves that will reduce Available Cash for distribution to the Members pursuant to Article 5;

(17)    enter into, modify, or amend any Vesting Agreement;

(18)    determine, modify, change, or adjust the Carrying Value;

(19)    (i) the issuance of additional Membership Units after the date hereof (including LTIP Units), (ii) the creation and issuance of any other membership interests to any Members or other Persons and the terms relating to such additional issuances, (iii) the admission of any Person as an Additional Member, and (iv) cause the conversion of any LTIP Units into Class B Units;

(20)    make an adjustment to the LTIP Units to maintain a one-to-one ratio between Class B Units and LTIP Units if the Company takes an action that affects the Common Units and does not otherwise constitute an Adjustment Event;

(21)    enter into any transactions contemplated by Sections 7.7(a) and (b);

(22)    resolve any conflict between the interests of the unitholders of NHT on the one hand and the Members on the other;

(23)    withholding any information contemplated by Section 8.5(c).

(b)    Subject to any rights of the Members set forth in this Agreement, including Section 7.1(a), each of Member agrees that the Manager is authorized to negotiate, execute, deliver and perform any contracts, instruments, agreements and transactions on behalf of the Company, and otherwise to exercise any power of the Manager under this Agreement or the Act, without any further act, approval or vote of the Members or any other Person, notwithstanding any other provision of this Agreement (except as provided in Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation.

(c)    At all times from and after the date hereof, the Manager, may cause the Company to establish and maintain working capital accounts and other cash or similar balances in such amounts as the Manager deems appropriate and reasonable from time to time.

(d)    At all times from and after the date hereof, the Manager may cause, and if directed by the Class A Members, shall cause, the Company to obtain and maintain (i) casualty, liability and other insurance on the Properties and (ii) liability insurance for the Indemnitees hereunder.

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(e)    In exercising its authority under this Agreement, the Manager (solely to the extent directed by the Class A Members, and in all cases in accordance with such directions from the Class A Members) may take into account the tax consequences to any Member of any action taken (or not taken) by it. The Manager, the Class A Members, and the Company shall not be liable to a Member under any circumstances as a result of an income tax or other tax liability incurred by such Member as a result of an action (or inaction) by the Manager taken pursuant to its authority under this Agreement or at the direction of the Class A Members.

(f)    In exercising its authority under this Agreement, the Manager shall ensure that the Company will operate in a manner consistent with the governance and other terms of the Declaration of Trust, including the investment guidelines and operating principles set out therein.

Section 7.2.    Removal; Resignation.

NREO shall have the sole right to remove the Manager at any time, with or without cause. The Manager shall have the right to resign the position of Manager at any time. Upon the removal or resignation of the Manager, (a) the Manager shall forfeit its Class B Units without consideration to the extent the Call Right contemplated by Section 4.8 is not exercised and (b) a replacement Manager shall be appointed by NREO; provided that such replacement Manager is a “special purpose entity” and will be issued Class B Units, in such amounts as determined by NHT Holdings, and become a Member of the Company. Notwithstanding anything herein to the contrary, upon such forfeiture of its Class B Units, the Manager shall withdraw as a Member of the Company without any additional action by any Person and execute any documentation deemed necessary the Company to evidence such withdrawal.

Section 7.3.    Certificate of Formation.

The Manager shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company (or a company in which the members have limited liability to the extent provided by law) in the State of Delaware and any other state, or the District of Columbia, in which the Company may elect to do business or own property. To the extent that such action is determined by the Manager to be reasonable and necessary or appropriate or convenient, the Manager shall file amendments to and restatements of the Certificate and do all of the things to maintain the Company as a limited liability company (or a company in which the members have limited liability to the extent provided by law) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Company may elect to do business or own property. Subject to the terms of Section 8.5(a)(2), the Manager shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto or restatement thereof to any Member.

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Section 7.4.    Restrictions on Manager Authority.

The Manager may not take any action in contravention of an express prohibition or limitation of this Agreement without the written consent of Class A Members.

Section 7.5.    Reimbursement of the Manager and NHT.

(a)    Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the Manager shall not be compensated for its services as manager of the Company.

(b)    The Company shall be responsible for and shall pay all expenses relating to the Company’s, NHT Holdings’, and NHT Intermediary, LLC’s and the Manager’s organization and the ownership of each of their assets and operations; provided, however, the foregoing shall not include any advisory fees, incentive fees or internalization fees. The Manager shall be reimbursed on a monthly basis for all expenditures that it reasonably incurs relating to the ownership and operation of, or for the benefit of, the Company; provided, that the amount of any such reimbursement shall be reduced by any interest earned by the Manager with respect to bank accounts or other instruments or accounts held by it on behalf of the Company; and provided, further, that the Manager shall not be reimbursed for any (i) trustees’/directors’ fees, (ii) income tax liabilities or (iii) filing or similar fees in connection with maintaining the Manager’s continued existence that are incurred by the Manager, but the Members acknowledge that all other expenses of the Manager are deemed to be for the benefit of the Company. Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.7.

Section 7.6.    Outside Activities of the Manager.

The Manager and any Affiliates of the Manager shall only conduct the activities contemplated by this Agreement. Notwithstanding the foregoing, the Manager and any Affiliates of the Manager may acquire less than 5% of the equity securities of any Person, which securities are listed on any national securities exchange and the Manager or such Affiliate has no other business relationship, direct or indirect, with the issuer of such securities.

Section 7.7.    Contracts with Affiliates.

(a)    The Company may lend or contribute funds or other assets to, and borrow funds from, its or NHT’s Subsidiaries or other Persons in which it or NHT has an equity or other interests and such Persons may borrow funds from, and lend or contributed funds or other assets to, the Company, on terms and conditions established by the Manager (subject to Section 7.1(a)). The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

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(b)    Subject to Section 7.1(a) and except as provided in Section 7.5, the Company may transfer assets to Joint Ventures upon such terms and subject to such conditions consistent with this Agreement and applicable law as the Manager deems appropriate.

(c)    Except as expressly permitted by this Agreement, neither the Manager nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Company, directly or indirectly, except pursuant to transactions that are determined by the Manager in good faith to be fair and reasonable.

(d)    Subject to Section 7.1(a), the Manager may propose and adopt, on behalf of the Company, employee benefit plans, share option plans, and similar plans funded by the Company for the benefit of employees of the Manager, NHT, the Company, Subsidiaries of the Company or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Company, NHT, the Manager or any Subsidiaries of the Company.

Section 7.8.    Indemnification.

(a)    To the fullest extent permitted by Delaware law, the Company shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Company or NHT as set forth in this Agreement, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Indemnitee acted in bad faith, or with gross negligence or willful misconduct. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise for any indebtedness of the Company or any Subsidiary of the Company (including without limitation, any indebtedness which the Company or any Subsidiary of the Company has assumed or taken subject to), and the Manager is hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Company, and neither the Manager nor any Member shall have any obligation to contribute to the capital of the Company, or otherwise provide funds, to enable the Company to fund its obligations under this Section 7.7.

(b)    Reasonable expenses incurred by an Indemnitee who is a party to a proceeding shall be paid or reimbursed by the Company in advance of the final disposition of the proceeding, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in Section 7.7(a).

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(c)    The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitees are indemnified.

(d)    The Company may purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the Manager shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Company’s activities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)    For purposes of this Section 7.7, the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.

(f)    In no event may an Indemnitee subject any of the Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)    The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the Company’s liability to any Indemnitee under this Section 7.7, as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9.    Liability of the Manager and its Affiliates.

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(a)    Notwithstanding anything to the contrary set forth in this Agreement, none of the Manager, its Affiliates, or any of their respective officers, trustees, directors, shareholders, partners, members, employees, representatives or agents or any officer, employee, representative or agent of the Company and its Affiliates (individually, a “Covered Person” and collectively, the “Covered Persons”) shall be liable for monetary damages to the Company, any Members or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Covered Person’s conduct did not constitute bad faith, gross negligence or willful misconduct.

(b)    The Members expressly acknowledge that the Manager is acting on behalf of the Company, the Members and the unitholders of NHT collectively, that the Manager is under no obligation to consider the separate interests of the Members (except as otherwise provided herein) in deciding whether to cause the Company to take (or decline to take) any actions. In the event of a conflict between the interests of the unitholders of NHT on the one hand and the Members on the other, the Manager shall consult with the Class A Members and shall endeavor in good faith to resolve the conflict in a manner not adverse to either the unitholders of NHT or the Members; provided, however, that any such conflict that the Manager in good faith determines cannot be resolved in a manner not adverse to either the unitholders of NHT or the Members shall be resolved in favor of the unitholders of NHT. The Manager shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Members in connection with such decisions; provided, that the Manager has acted in good faith.

(c)    Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Covered Person’s liability to the Company and the Members under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(d)    To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Members, any Covered Person acting under this Agreement or otherwise shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

Section 7.10.    REIT Status.

The Manager shall take all actions necessary to ensure that (a) each of NHT and NHT Holdings satisfies the requirements for being classified as a real estate investment

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trust for U.S. federal income tax purposes, unless the Board of Trustees elects for NHT to cease to qualify as a real estate investment trust or the board of managers of NHT Holdings elects for NHT Holdings to cease to qualify as a real estate investment trust, as applicable, (b) neither NHT nor NHT Holdings becomes subject to any federal income or excise tax liability, unless the Board of Trustees elects for NHT to cease to qualify as a real estate investment trust or the board of managers of NHT Holdings elects for NHT Holdings to cease to qualify as a real estate investment trust, as applicable, and (c) the Company does not become classified as a “publicly traded partnership” for purposes of Section 7704 of the Code.

Section 7.11.    SIFT Trust.

Notwithstanding any other provision in this Agreement, the Company may not take or refrain from taking any action that could result in NHT becoming a SIFT trust for purposes of the Tax Act, and the Manager will not permit or cause the Company to take or refrain from taking such action.

Section 7.12.    Other Matters Concerning the Manager.

(a)    The Manager may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(b)    The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the Manager reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c)    The Manager shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by the Manager hereunder.

(d)    Notwithstanding any other provisions of this Agreement or the Act, any action of the Manager on behalf of the Company or any decision of the Manager to refrain from acting on behalf of the Company, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of each of NHT and NHT Holdings to continue to qualify as a REIT, or (ii) to avoid NHT or NHT Holdings incurring any taxes under Section 337(d), 857, 1374 or 4981 of the Code

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or NHT becoming a “SIFT Trust” for purposes of the Tax Act, is expressly authorized under this Agreement and is deemed approved by all of the Members.

Section 7.13.    Title to Company Assets.

Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof.

Section 7.14.    Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Manager has full power and authority, without consent or approval of any other Member or Person (unless set forth herein), to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and take any and all actions on behalf of the Company and such Person shall be entitled to deal with the Manager as if the Manager were the Company’s sole party in interest, both legally and beneficially. Each Member hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the Manager in connection with any such dealing. In no event shall any Person dealing with the Manager or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Manager or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company, and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

ARTICLE 8.

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 8.1.    Limitation of Liability.

No Member, acting in its capacity as such, shall have any liability under this Agreement except for liability resulting from: (a) an act or omission on the part of such Member that was committed in bad faith or was the result of active and deliberate dishonesty; (b) in the case of any criminal proceeding, an act or omission that such Member had reasonable cause to believe was unlawful; or (c) any transaction for which such Member actually received an improper personal benefit in money, property or

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services in violation or breach of any provision of this Agreement, or as expressly provided in this Agreement or under the Act.

Section 8.2.    Management of Business.

No Member or Assignee shall take part in the operation, management or control (within the meaning of the Act) of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company. The transaction of any such business by the Manager, any of its Affiliates or any officer, trustee, director, member, employee or agent of the Manager, the Company or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Members or Assignees under this Agreement.

Section 8.3.    Outside Activities of Members.

Subject to agreements entered into by a Member or its Affiliates with the Company or any of its Subsidiaries, any Member and any officer, trustee, director, member, employee, agent, trustee, Affiliate or shareholder of any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities that are in direct competition with the Company or that are enhanced by the activities of the Company. Neither the Company nor any Members shall have any rights by virtue of this Agreement in any business ventures of any Member or Assignee. None of the Members nor any other Person shall have any rights by virtue of this Agreement or the Company relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Company, any Member or any such other Person, even if such opportunity is of a character which, if presented to the Company, any Member or such other Person, could be taken by such Person.

Section 8.4.    Return of Capital.

Except pursuant to the right of redemption set forth in Section 8.6, no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Company as provided herein. Except to the extent provided by Exhibit C hereof or as otherwise expressly provided in this Agreement, no Member or Assignee shall have priority over any other Member or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 8.5.    Rights of Members Relating to the Company.

(a)    In addition to the other rights provided by this Agreement or by the Act, and except as limited by Section 8.5(c), each Member shall have the right, for a purpose reasonably related to such Member’s interest as a member in the Company, upon written demand with a statement of the purpose of such demand and at such Member’s

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own expense (including such copying and administrative charges as the Manager may establish from time to time):

(1)    to obtain a copy of the Company’s federal, state and local income tax returns for each Company Year;

(2)    to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

(3)    to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

(b)    The Company shall notify each Member, upon request, of the then current Conversion Factor.

(c)    Subject to Section 7.1(a) and notwithstanding any other provision of this Section 8.5, the Manager may keep confidential from the Members (except the Class A Members, including for the avoidance of doubt, NHT’s Board of Trustees), for such period of time as the Manager determines to be reasonable, any information that (i) the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business, or (ii) the Company is required by law or by agreements with an unaffiliated third party to keep confidential.

(d)    Upon written request by any Member, the Manager shall cause the ownership of Membership Interests by such Member to be evidenced by a certificate in such form as the Manager may determine with respect to any class of Membership Interests issued from time to time under this Agreement. Any officer of the Manager may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated. Unless otherwise determined by an officer of the Manager, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Company a bond in such sum as the Manager may direct as indemnity against any claim that may be made against the Company.

Section 8.6.    Redemption Right.

(a)    Subject to Sections 8.6(b) and 8.6(c) at any time on or after one year following the date of the initial issuance thereof (which, in the event of the transfer of a

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Class B Unit, shall be deemed to be the date that such Class B Unit was issued to the original recipient thereof for purposes of this Section 8.6), the holder of a Class B Unit, including any LTIP Units that are converted into Class B Units, shall have the right, (the “Redemption Right”) to require the Company to redeem, on a Specified Redemption Date all or a portion of the Class B Units held by such Member at a redemption price per Class B Unit equal to and in the form of the Cash Amount to be paid by the Company. The Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Company (with a copy to the Manager) by the Member who is exercising the redemption right (the “Redeeming Member”); provided, however, that the Company shall not be obligated to satisfy such Redemption Right if NHT Holdings elects to purchase the Class B Units subject to the Notice of Redemption pursuant to Section 8.6(b). A Member may not exercise the Redemption Right for less than 1,000 Class B Units at any one time or, if such Member holds less than 1,000 Class B Units, all of the Class B Units held by such Member. The Redeeming Member shall have no right with respect to any Class B Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. The Assignee of any Member may exercise the rights of such Member pursuant to this Section 8.6, and such Member shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee. In connection with any exercise of such rights by an Assignee on behalf of a Member, the Cash Amount shall be paid by the Company directly to such Assignee and not to such Member. Any Class B Units redeemed by the Company pursuant to this Section 8.6(a) shall be cancelled upon such redemption.

(b)    Notwithstanding the provisions of Section 8.6(a), a Member that exercises the Redemption Right shall be deemed to have offered to sell the Class B Units described in the Notice of Redemption to NHT Holdings, and NHT Holdings may, in its sole and absolute discretion, elect to purchase directly and acquire such Class B Units by paying to the Redeeming Member the Redemption Amount in the form of the Cash Amount or the REIT Units Amount, as elected by NHT Holdings (in its sole and absolute discretion), on the Specified Redemption Date, whereupon NHT Holdings shall acquire the Class B Units offered for redemption by the Redeeming Member and shall be treated for all purposes of this Agreement as the owner of such Class B Units. If NHT Holdings shall elect to exercise its right to purchase Class B Units under this Section 8.6(b) with respect to a Notice of Redemption, it shall so notify the Redeeming Member within five Business Days after the receipt by it of such Notice of Redemption. Unless NHT Holdings (in its sole and absolute discretion) shall exercise its right to purchase Class B Units from the Redeeming Member pursuant to this Section 8.6(b), NHT Holdings shall not have any obligation to the Redeeming Member or the Company with respect to the Redeeming Member’s exercise of the Redemption Right. In the event NHT Holdings shall exercise its right to purchase Class B Units with respect to the exercise of a Redemption Right in the manner described in the first sentence of this Section 8.6(b), the Company shall have no obligation to pay any amount to the Redeeming Member with respect to such Redeeming Member’s exercise of such Redemption Right, and each of the Redeeming Member, the Company and NHT Holdings shall treat the transaction between NHT Holdings and the Redeeming

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Member, for federal income tax purposes, as a sale of the Redeeming Member’s Class B Units to NHT Holdings. Each Redeeming Member agrees to execute such documents as NHT or NHT Holdings may reasonably require in connection with the issuance of REIT Units upon exercise of the Redemption Right. In case of any reclassification of the REIT Units (including, but not limited to, any reclassification upon a consolidation or merger in which NHT is the continuing corporation) into securities other than REIT Units, for purposes of this Section 8.6(b), NHT Holdings (or its successor) may thereafter exercise its right to purchase Class B Units for the kind and amount of shares of such securities receivable upon such reclassification by a holder of the number of REIT Units for which such Class B Units could be purchased pursuant to this Section 8.6(b) immediately prior to such reclassification.

(c)    Notwithstanding the provisions of Section 8.6(a) and Section 8.6(b), a Member shall not be entitled to exercise the Redemption Right pursuant to Section 8.6(a) to the extent that the delivery of REIT Units to such Member on the Specified Redemption Date by NHT Holdings pursuant to Section 8.6(b) (regardless of whether or not NHT Holdings would in fact exercise its rights under Section 8.6(b)) would (i) be prohibited, as determined in the sole discretion of NHT or NHT Holdings, under the Declaration of Trust or (ii) cause the acquisition of REIT Units by such Member to be “integrated” with any other distribution of REIT Units for purposes of complying with the Securities Act.

(d)    Each Member covenants and agrees that all Class B Units delivered for redemption shall be delivered to the Company free and clear of all liens; and, notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to acquire Class B Units which are or may be subject to any liens. Each Member further agrees that, if any state or local property transfer tax is payable as a result of the transfer of its Class B Units to the Company, such Member shall assume and pay such transfer tax.

(e)    Notwithstanding anything in this Agreement, in no event shall the Class B Unitholders be entitled to receive REIT Units if such action would jeopardize NHT’s status as a “mutual fund trust” under the Tax Act. In the event this Section 8.6(e) applies, the rights of a Class B Unitholder will remain unaffected until such time as such exchange may be made in accordance with this Section 8.6(e).

Section 8.7.    Compulsory Acquisition.

(a)    In the event of a take-over bid of not less than 90% of the REIT Units (including REIT Units issuable upon the redemption of Class B Units pursuant to Section 8.7) by a Person (including Persons acting jointly or in concert with such Person), NHT Holdings will have the right, subject to applicable laws, to acquire outstanding Class B Units in exchange for an equal number of REIT Units, subject to adjustments for splits, consolidations and reorganizations in accordance with the Declaration of Trust.

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(b)    The provisions of Section 7.23 of the Declaration of Trust are hereby incorporated into this Agreement and will be binding upon the Parties. If an offeror is entitled to acquire REIT Units issuable upon redemption of Class B Units pursuant to Section 7.23 of the Declaration of Trust, such Class B Units will be exchanged for REIT Units in accordance with Section 8.6 and acquired by the offeror pursuant to Section 7.23 of the Declaration of Trust.

ARTICLE 9.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1.    Records and Accounting.

At all times during the continuance of the Company, the Manager shall keep or cause to be kept at the Company’s specified office true and complete books of account in accordance with GAAP, including: (a) a current list of the full name and last known business address of each Member, (b) a copy of the Certificate and all certificates of amendment thereto, (c) copies of the Company’s U.S. federal, state and local income tax returns and reports, (d) copies of this Agreement and any financial statements of the Company for the three most recent years and (e) all documents and information required under the Act. Any Member or its duly authorized representative, upon paying the costs of collection, duplication and mailing, shall be entitled to inspect or copy such records during ordinary business hours upon reasonable advance notice.

Section 9.2.    Fiscal Year.

The fiscal year of the Company shall be the calendar year.

Section 9.3.    Reports.

(a)    As soon as practicable after the close of each fiscal quarter (other than the last quarter of the fiscal year), the Manager shall cause to be mailed to each Member a quarterly report containing financial statements of the Company, or of NHT if such statements are prepared solely on a consolidated basis with NHT, for such fiscal quarter, presented in accordance with GAAP or accounting principles of NHT, as applicable. As soon as practicable after the close of each fiscal year, the Manager shall cause to be mailed to each Member an annual report containing financial statements of the Company, or of NHT if such statements are prepared solely on a consolidated basis with NHT for such fiscal year, prepared in accordance with GAAP or accounting principles of NHT, as applicable. The annual financial statements of the Company shall be audited by accountants selected by the Manager.

(b)    Any Member shall further have the right to a private audit of the books and records of the Company at the expense of such Member, provided such audit is made for Company purposes and is made during normal business hours.

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ARTICLE 10.

TAX MATTERS

Section 10.1.    Preparation of Tax Returns.

The Manager shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall furnish by July 31 of the year immediately following each taxable year, or as soon as reasonably practicable thereafter, the tax information reasonably required by Members for federal and state income tax reporting purposes.

Section 10.2.    Tax Elections.

Except as otherwise provided herein, the Manager shall, determine whether to make any available election pursuant to the Code. Notwithstanding the foregoing, (i) in making any such tax election the Manager and the Class A Members may, but shall be under no obligation to, take into account the tax consequences to the Members resulting from any such election, and (ii) the Company shall not make any election pursuant to Regulations Section 301.7701-3(c) to be treated as other than a partnership for U.S. federal income tax purposes and shall not make any election pursuant to Code Section 761(a) to be excluded from the provisions of Subchapter K of the Code.

Subject to Section 7.1(a), the Manager can elect to use any method permitted by Code Section 704(c) and the Regulations thereunder to take into account any variation between the adjusted basis of any property contributed (or deemed contributed) to the Company and such property’s initial Carrying Value. Subject to Section 7.1(a), the Manager shall have the right to seek to revoke any tax election it makes (including, without limitation, an election under Section 754 of the Code) upon determination that such revocation is in the best interests of the Members.

To the extent provided for in Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date of this Agreement, the Company is hereby authorized to, and at the direction of the Manager (subject to Section 7.1(a)) shall, elect a safe harbor under which the fair market value of any Membership Interests issued in connection with the performance of services after the effective date of such Regulations or other guidance will be treated as equal to the liquidation value of such Membership Interests (i.e., a value equal to the total amount that would be distributed with respect to such Membership Interests if the Company sold all of its assets for their fair market value immediately after the issuance of such Membership Interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceed the fair market value of the assets that secure them) and distributed the net proceeds to the Members under the terms of this Agreement). In the event that the Company makes a safe harbor election as described in the preceding sentence,

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each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of such Membership Interests while the safe harbor election remains effective.

Section 10.3.    Partnership Representative.

(a)    NHT or its designee shall be the “partnership representative” of the Company for federal income tax purposes (the “partnership representative”).

(b)    The partnership representative is authorized, but not required:

(1)    to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the partnership representative may expressly state that such agreement shall bind all Members;

(2)    in the event that a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a “final adjustment”) is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Company’s principal place of business is located;

(3)    to intervene in any action brought by any other Member for judicial review of a final adjustment;

(4)    to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5)    to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account of by a Member for tax purposes, or an item affected by such item;

(6)    to make any election with respect to an “imputed underpayment,” including an election under Section 6226 of the Code; and

(7)    to take any other action on behalf of the Members or the Company in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the partnership representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the partnership representative, and

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the indemnification provisions set forth in Section 7.7 of this Agreement shall be fully applicable to the partnership representative in its capacity as such.

(c)    The partnership representative shall receive no compensation for its services. All third party costs and expenses incurred by the partnership representative in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Company. Nothing herein shall be construed to restrict the Company from engaging an accounting and/or law firm to assist the partnership representative in discharging its duties hereunder, so long as the compensation paid by the Company for such services is reasonable.

(d)    Each Member and each Assignee hereby agrees to indemnify to the fullest extent permitted by law, the Company and the partnership representative from and against any imputed underpayment of the Company, to the extent attributable to the Member’s or Assignee’s allocable share of any adjustments to items of income, gain, loss, deduction, or credit of the Company, or any Member’s or Assignee’s distributive share thereof, for a Company taxable year, required to be paid by the Company under the Code (after taking into account appropriate modifications and any election made under Section 6226 of the Code), including, but not limited to any interest, penalty, addition to tax, or additional amount which relates to an adjustment to any such item or share, damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever which may be sustained or suffered by the Company or the partnership representative relating thereto.

(e)    The provisions of this Section 10.3 shall survive the termination of the Company or the termination of any Member’s or Assignee’s interest in the Company and shall remain binding on the Members and all Assignees for a period of time necessary to resolve with the IRS or the Department of the Treasury any and all matters regarding the federal income taxation of the Company items for the applicable tax year(s).

Section 10.4.    Withholding.

Each Member hereby authorizes the Company to withhold from, or pay on behalf of or with respect to, such Member any amount of federal, state, local, or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement (or with respect to the grant of LTIP Units), including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Section 1441, 1442, 1445, or 1446 of the Code, and any taxes paid by the Company with respect to an imputed underpayment. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within 15 days after notice from the Manager that such payment must be made unless (a) the Company withholds such payment from a distribution which would otherwise be made to the Member, or (b) the Manager determines that such payment may be satisfied out of the Available Funds which would, but for such payment, be

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distributed to the Member. Any amounts withheld pursuant to the foregoing clause (a) or (b) shall be treated as having been distributed (or paid) to such Member. In the event that a Member fails to pay any amounts owed to the Company pursuant to this Section 10.4 when due, the Manager may, elect to make the payment to the Company on behalf of such defaulting Member, and in such event shall be deemed to have loaned such amount to such defaulting Member and shall succeed to all rights and remedies of the Company as against such defaulting Member. Without limitation, in such event the Manager shall have the right to receive distributions that would otherwise be distributable to such defaulting Member until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the Manager shall be treated as having been distributed to the defaulting Member and immediately paid by the defaulting Member to the Manager in repayment of such loan. Any amounts payable by a Member hereunder shall bear interest at the lesser of (i) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four percentage points, or (ii) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Member shall take such actions as the Company or the Manager shall request in order to perfect or enforce the security interest created hereunder. Upon a Member’s complete withdrawal from the Company, such Member shall be required to restore funds to the Company to the extent that the cumulative amount of taxes withheld from or paid on behalf of, or with respect to, such Member exceeds the sum of such amounts (A) repaid to the Company by such Member, (B) withheld from distributions to such Member and (C) paid by the Manager on behalf of such Member.

ARTICLE 11.

TRANSFERS AND WITHDRAWALS

Section 11.1.    Transfer.

(a)    The term “transfer,” when used in this Article 11 with respect to a Membership Unit, shall be deemed to refer to a transaction by which a Member purports to assign all or any part of its Membership Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term “transfer” when used in this Article 11 does not include (a) any redemption of Membership Interests by the Company from a Member, (b) any acquisition of Membership Units from a Member by NHT Holdings pursuant to Section 8.6, or (c) any distribution of Membership Units by a Member to its beneficial owners.

(b)    No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any transfer or purported transfer of a Membership Interest not made in accordance with this Article 11 shall be null and void.

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Section 11.2.    Members’ Rights to Transfer.

(a)    Except as provided in Section 11.2(b), no Member shall transfer all or any portion of its Membership Interest to any transferee without the written consent of the Class A Members, which consent may be withheld in the Class A Members’ sole and absolute discretion; provided, however, that if a Member is subject to Incapacity, such Incapacitated Member may transfer all or any portion of its Membership Interest.

(b)    Notwithstanding any other provision of this Article 11, a Member may transfer all or any portion of its Membership Interest to any of its Affiliates and such transferee shall be admitted as a Substituted Member, all without obtaining the consent of the Class A Members, unless such Affiliate does not qualify as an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

(c)    If a Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Member’s estate shall have all of the rights of a Member, but not more rights than those enjoyed by other Members, for the purpose of settling or managing the estate and such power as the Incapacitated Member possessed to transfer all or any part of his or its interest in the Company. The Incapacity of a Member, in and of itself, shall not dissolve or terminate the Company.

(d)    Without limiting the generality of Section 11.2(b), the Class A Members may prohibit any transfer by a Member of its Membership Interest if, in the opinion of legal counsel to the Company or the Class A Members, such transfer would require filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Company or the Membership Units.

(e)    No transfer by a Member of its Membership Units may be made to any Person if (i) in the opinion of legal counsel for the Company or the Class A Members, it could result in the Company being treated as an association taxable as a corporation or a Publicly Traded partnership within the meaning of either Code Section 469(k)(2) or 7704(b), (ii) such transfer could be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, (iii) such transfer could cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA or to Section 4975 of the Code, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code), (iv) such transfer could, in the opinion of legal counsel for the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.3-101, (v) such transfer could subject the Company to be regulated under the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or the fiduciary responsibility provisions of ERISA, or (vi) such transfer could cause the Company to be terminated for federal income tax purposes pursuant to Code Section 708.

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(f)    No transfer of any Membership Units may be made to a lender to the Company or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Company whose loan constitutes a Nonrecourse Liability, without the consent of the Class A Members.

(g)    Notwithstanding any other provision of this Agreement, no Member may effect a transfer of its Class B Units, in whole or in part, unless (i) such transfer would not require the Person acquiring such Class B Units to make an offer to the registered holders of REIT Units to acquire REIT Units on the same terms and conditions under applicable securities laws if such Class B Units, and all other outstanding Class B Units, were converted into REIT Units at the then current Conversion Factor in effect immediately prior to such transfer; or (ii) the Person acquiring such Class B Units submits an identical and contemporaneous offer for REIT Units to the registered holders thereof (having regard to timing, price, proportion of securities sought to be acquired and any other conditions thereto), and acquires such Class B Units along with a proportionate number of REIT Units actually tendered to such identical offer.

(h)    The Manager shall keep a register for the Company on which the transfer, pledge or release of Membership Units shall be shown and pursuant to which entries shall be made to effect all transfers, pledges or releases as required by the applicable sections of Article 8 of the Uniform Commercial Code, as amended, in effect in the State of Delaware. The Manager shall (i) place proper entries in such register clearly showing each transfer and each pledge and grant of security interest and the transfer and assignment pursuant thereto, such entries to be endorsed by the Manager, and (ii) maintain the register and make the register available for inspection by all of the Members and their pledgees at all times during the term of this Agreement. Nothing herein shall be deemed a consent to any pledge or transfer otherwise prohibited under this Agreement.

Section 11.3.    Substituted Members.

(a)    No Member shall have the right to substitute a transferee as a Member in his or its place. The Class A Members shall, however, have the right to consent to the admission of a transferee of the interest of a Member pursuant to this Section 11.3 as a Substituted Member, which consent may be given or withheld by the Class A Members. The Class A Members’ failure or refusal to permit a transferee of any such interests to become a Substituted Member shall not give rise to any cause of action against the Company, any Member or the Class A Members. A Person shall be admitted to the Company as a Substituted Member only upon the aforementioned consent of the Manager and the furnishing to the Manager of (i) evidence of acceptance in form satisfactory to the Manager of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents reasonably requested by the Manager in order to effect such Person’s admission as a Substituted Member. The admission of any Person as a Substituted Member shall become effective on the date upon which the name of such Person is

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recorded on the books and records of the Company, following the consent of the Manager to such admission.

(b)    A transferee who has been admitted as a Substituted Member in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Member under this Agreement.

(c)    Upon the admission of a Substituted Member, the Manager shall amend Exhibit A to reflect the name, address, number of Membership Units and Percentage Interest (as applicable) of such Substituted Member and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Member.

Section 11.4.    Assignees.

If the Class A Members do not consent to the admission of any permitted transferee as a Substituted Member, as described in Section 11.3, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Company and the share of Net Income, Net Losses, Recapture Income, and any other items, gain, loss, deduction and credit of the Company attributable to the Membership Interest assigned to such transferee, but shall not be deemed to be a holder of a Membership Interest for any other purpose under this Agreement, and shall not be entitled to vote such Membership Interest in any matter presented to the Members for a vote (such Membership Interest being deemed to have been voted on such matter in the same proportion as all other Membership Interests held by Members are voted). In the event any such transferee desires to make a further assignment of any such Membership Interest, such transferee shall be subject to all of the provisions of this Article 11 to the same extent and in the same manner as any Member desiring to make an assignment of his or its Membership Interest.

Section 11.5.    Drag-Along Rights.

(a)    In the event of an Approved Sale, the Members who approved the Approved Sale (the “Approving Members”) have the right to require each other Member (the “Non-Approving Members”) to transfer all Membership Units then held by such Non-Approving Member, free and clear of all liens, security interests or other restrictions of any kind, in accordance with this Section 11.5.

(b)    In the event of an Approved Sale, the Manager shall notify each Non-Approving Member no more than 10 Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 Business Days prior to the closing date of such Approved Sale, and each Non-Approving Member will, subject to satisfaction of the conditions in Section 11.5(c), (i) if such transaction requires approval by the Members, with respect to all Membership Units that such Member owns or over

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which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such Membership Units in favor of, and adopt, such Approved Sale, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company, (ii) refrain from exercising any dissenter’s rights or rights of appraisal under applicable law at any time with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of Membership Units, each Non-Approving Member will agree to sell the same proportion of Membership Units beneficially held by such Member as is being sold by the Approving Members to the Person(s) to whom the Approving Members propose to sell their Membership Units, on the same terms and conditions as the Approving Members.

(c)    he obligations of the Members pursuant to this Section 11.5 with respect to an Approved Sale are subject to the following conditions: (i) the aggregate consideration payable upon consummation of such Approved Sale to all of the Members (the “Aggregate Consideration”) shall be allocated among the Members as set forth in Section 5.3, (ii) upon the consummation of the Approved Sale, all of the Members shall receive the same form of consideration per Membership Unit of the same class or other equity interest, as allocated pursuant to subsection (i) hereof, and (iii) that any indemnification, escrow, holdback and adjustment obligations undertaken by any Member shall be pro rata among the Members in proportion to the consideration to be received by the Members in such Approved Sale; provided that indemnification obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties made by a Member with respect to such Member (or such Member’s ownership of Membership Units) or covenants made by such Member, shall be borne only by such Member and shall not be deemed to reduce the Aggregate Consideration.

(d)    Subject to the foregoing, each Member hereby agrees to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Manager or the Approving Members in order to carry out the terms and provision of this Section 11.5, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. Subject to the satisfaction of the conditions in Section 11.5(c), for purposes each Member (and their respective spouses, if residing in a community property state) hereby appoint the Manager as their agent and attorney-in-fact to execute any and all documents related in connection with an Approved Sale (including documents granting customary indemnities to a buyer of assets or securities consistent with this Agreement) on their behalf and expressly bind themselves to such document by the Manager’s execution of such document without further action on their part.

Section 11.6.    General Provisions.

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(a)    No Member may withdraw from the Company other than as a result of a permitted transfer of all of such Member’s Membership Interest in accordance with this Article 11, pursuant to redemption of all of its Membership Units, the acquisition thereof by NHT Holdings under Section 8.6, or in the case of the Manager, under Section 7.2.

(b)    Any Member who shall transfer all of its Membership Interest in a transfer permitted pursuant to this Article 11 shall cease to be a Member upon the admission of all Assignees of such Membership Interest as Substituted Member. Similarly, any Member who shall transfer all of its Membership Units pursuant to a redemption of all of its Membership Units, or the acquisition thereof by NHT Holdings under Section 8.6, shall cease to be a Member.

(c)    Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Company, unless the Manager and the Class A Members otherwise agree.

(d)    If any Membership Interest is transferred or assigned during any quarterly segment of the Company’s fiscal year in compliance with the provisions of this Article 11 or redeemed or transferred pursuant to Section 8.6 on any day other than the first day of a Company Year, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Company Year shall be divided and allocated between the transferor Member and the transferee Member by taking into account their varying interests during the Company Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash attributable to such Membership Interest with respect to which the Company Record Date is before the date of such transfer, assignment, or redemption shall be made to the transferor Member or the Redeeming Member, as the case may be, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Membership Interest shall be made to the transferee Member.

ARTICLE 12.

ADMISSION OF MEMBERS

Section 12.1.    Admission of Additional Members.

(a)    A Person who makes a Capital Contribution to the Company in accordance with this Agreement shall be admitted to the Company as an Additional Member only upon furnishing to the Manager (i) evidence of acceptance in form satisfactory to the Manager of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 and (ii) such other documents or instruments as may be required in the discretion of the Manager in order to effect such Person’s admission as an Additional Member.

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(b)    Notwithstanding anything to the contrary in this Section 12.1, no Person shall be admitted as an Additional Member without the consent of the Class A Members, which consent may be given or withheld in the Class A Members’ sole and absolute discretion. The admission of any Person as an Additional Member shall become effective on the date upon which the name of such Person is recorded on the books and records of the Company, following the consent of the Class A Members to such admission.

(c)    If any Additional Member is admitted to the Company on any day other than the first day of a Company Year, then Net Income, Net Losses, each item thereof and all other items allocable among Members and Assignees for such Company Year shall be allocated among such Additional Member and all other Members and Assignees by taking into account their varying interests during the Company Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. All distributions of Available Cash with respect to which the Company Record Date is before the date of such admission shall be made solely to Members and Assignees, other than such Additional Member, and all distributions of Available Cash thereafter shall be made to all of the Members and Assignees, including such Additional Member.

Section 12.2.    Amendment of Agreement and Certificate of Formation.

Subject to Section 7.1(a), the Manager shall take all steps necessary and appropriate under the Act to amend the records of the Company for the admission to the Company of any Member, and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4. In no event, Section 7.2 be amended without the consent of NREO.

ARTICLE 13.

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1.    Dissolution.

The Company shall not be dissolved by the admission of Substituted Members or Additional Members in accordance with the terms of this Agreement. Upon the resignation of the Manager, any successor Manager shall continue the business of the Company without dissolution. Subject to Article 15, the Company shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (“Liquidating Events”):

(a)    at any time approved by the holders of a majority of the Percentage Interests of the Members;

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(b)    at any time that there are no Members of the Company unless the business of the Company is continued in accordance with the Act;

(c)    the sale of all or substantially all of the assets and properties of the Company; or

(d)    any other event sufficient under Act to cause the dissolution of the Company.

Section 13.2.    Winding Up.

(a)    Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company’s business and affairs. The Manager, or, in the event there is no remaining Manager, any Person elected by a majority of the Percentage Interests of the Members (the Manager or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Liquidator and with the consent of the Class A Members, include REIT Units of NHT) shall be applied and distributed in the following order:

(1)    First, in satisfaction of all of the Company’s Debts and liabilities to creditors other than the Members (whether by payment or the making of reasonable provision for payment thereof);

(2)    Second, to the payment and discharge of all of the Company’s Debts and liabilities to the Manager (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under Section 7.4;

(3)    Third, to the payment and discharge of all of the Company’s Debts and liabilities to the other Members; and

(4)    The balance, if any, to the Members in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The Manager shall not receive any additional compensation for any services performed pursuant to this Article 13.

(b)    Notwithstanding the provisions of Section 13.2(a) which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if

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prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2(a), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c)    In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article 13 may be:

(1)    distributed to a trust established for the benefit of the Manager and Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Manager arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Manager and Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Manager and Members pursuant to this Agreement; or

(2)    withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company; provided, that such withheld or escrowed amounts shall be distributed to the Manager and Members in the manner and order of priority set forth in Section 13.2(a) as soon as practicable.

Section 13.3.    Deficit Capital Account Restoration Obligation.

If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit at any time shall not be considered a Debt owed to the Company or to any other Person for any purpose whatsoever, except to the extent otherwise expressly agreed to by such Member and the Company.

Section 13.4.    Deemed Contribution and Distribution.

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Notwithstanding any other provision of this Article 13, in the event the Company is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Company’s property shall not be liquidated, the Company’s liabilities shall not be paid or discharged, and the Company’s affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit B hereto, the Company shall be deemed to have contributed all Company property and liabilities to a new limited liability company in exchange for an interest in such new limited liability company and, immediately thereafter, the Company will be deemed to liquidate by distributing interests in the new limited liability company to the Members.

Section 13.5.    Rights of Members.

Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions, or allocations.

Section 13.6.    Notice of Dissolution.

In the event a Liquidating Event occurs, or an event occurs that would result in a dissolution of the Company, the Manager shall, within 30 days thereafter, provide written notice thereof to each of the Members.

Section 13.7.    Termination of Company and Cancellation of Certificate.

Upon the completion of the winding up of the Company and liquidation of its assets, as provided in Section 13.2, the Company shall be terminated by filing a certificate of cancellation with the Secretary of State of the State of Delaware, canceling all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and taking such other actions as may be necessary to terminate the Company.

Section 13.8.    Reasonable Time for Winding Up.

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 13.2, in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect among the Members during the period of liquidation.

Section 13.9.    Waiver of Partition.

No Member nor any successor-in-interest to a Member shall have the right while this Agreement remains in effect to have any property of the Company partitioned, or to

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file a complaint or institute any proceeding at law or in equity to have such property of the Company partitioned, and each Member, on behalf of itself and its successors and assigns hereby waives any such right. It is the intention of the Members that the rights of the parties hereto and their successors-in-interest to Company property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Members and their respective successors-in-interest shall be subject to the limitations and restrictions as set forth in this Agreement.

ARTICLE 14.

AMENDMENT OF LLC AGREEMENT; MEETINGS

Section 14.1.    Amendment of LLC Agreement.

(a)    Subject to Article 15, a proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the Manager and the Class A Members.

(b)    Notwithstanding Section 14.1(a), this Agreement shall not be amended without the consent of each Member materially and adversely affected if such amendment would (i) modify the limited liability of a Member in a manner materially adverse to such Member, (ii) alter rights of such Member to receive distributions pursuant to Article 5 or Article 13, or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2) in a manner materially adverse to such Member, (iii) increase or change capital contributions required by Section 4.1, (iv) alter the rights of NREO to remove and replace the Manager under Section 7.2, (v) amend this Section 14.1(b), or (vi) alter the rights of NHT Holdings pursuant to Section 4.8; provided, however, that the consent of each Member materially and adversely affected shall not be required for any amendment or action that affects all Members holding the same class or series of Membership Units on a uniform or pro rata basis. Any amendment consented to by any Member shall be effective as to that Member, notwithstanding the absence of such consent by any other Member.

Section 14.2.    Meetings of the Members.

(a)    Meetings of the Members may be called by the Manager and shall be called upon the receipt by the Manager of a written request by Members holding 20% or more of the Class A Units. The request shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven days nor more than 30 days prior to the date of such meeting. Members may vote in person or by proxy at such meeting. Except as otherwise expressly provided in this Agreement, the consent of holders of a majority of the Percentage Interests held by Members shall control.

(b)    Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken is

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signed by a majority of the Percentage Interests of the Members (or such other percentage as is expressly required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Percentage Interests of the Members (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the Manager. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

(c)    Each Member may authorize any Person or Persons to act for him by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or his or its attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it, such revocation to be effective upon the Company’s receipt of written notice of such revocation from the Member executing such proxy.

(d)    Each meeting of the Members shall be conducted by the Manager or such other Person as the Manager may appoint pursuant to such rules for the conduct of the meeting as the Manager or such other Person deems appropriate. Without limitation, meetings of Members may be conducted in the same manner as meetings of the unitholders of NHT and may be held at the same time, and as part of, meetings of the unitholders of NHT.

ARTICLE 15.

SPE RESTRICTIONS

Section 15.1.    SPE Restrictions.

Pursuant to that certain Mezzanine Loan Agreement (as may be amended from time to time, the “Loan Agreement”), dated of even date herewith, among the Company, Delphi CRE Funding, LLC, and the other lenders from time to time a party thereto (collectively, “Lender”), and ACORE Capital Mortgage, L.P., in its capacity as Administrative Agent for and on behalf of Lender (together with its successors and assigns, “Administrative Agent”), the Company is obtaining a loan (the “Loan”) from Lender (with defined terms used in this Article 15 but not otherwise defined in this Agreement having the meaning set forth in the Loan Agreement, and the definition of “Property” as used in this Article 15 shall have the meaning set forth in the Loan Agreement). Notwithstanding any other provisions of the Certificate, this Agreement or any other document governing the formation, management and operation of the Company, the Company, since the date of its formation and at all times prior to, on and after the date thereof, has complied with and shall at all times comply with the following requirements until such time as the obligations under the Loan Agreement shall be paid and performed in full:

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(a)    The Company was, is and will be formed solely for the purpose of, directly or indirectly through the Company’s Subsidiaries, acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, financing, managing and operating the Property, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing;

(b)    The Company has not been, is not, and will not be engaged in any business unrelated to acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, financing, managing and operating the Property, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing;

(c)    The Company has not had, does not have and will not have any assets other than those related to the Property;

(d)    The Company has not engaged in, sought or consented to, and will, to the fullest extent permitted by law, not engage in, seek or consent to, (i) any dissolution, winding up, liquidation, consolidation, merger, or sale of all or substantially all of its assets, (ii) except as permitted under the terms of the Loan Agreement, any transfer of limited liability company interests, or (iii) any amendment of its Certificate or this Agreement with respect to the matters set forth in this definition without the written consent of Administrative Agent;

(e)    The Company has been, is, and intends to remain solvent and has paid and intends to continue to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same have or shall become due, and has maintained, is currently maintaining and will endeavor to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; provided, however, the foregoing shall not require any owner of the Company to make any additional capital contribution;

(f)    The Company has not failed, and will not fail, to correct any known misunderstanding regarding the separate identity of such entity;

(g)    The Company has maintained and will maintain its accounts, financial statements, books, and records separate from any other Person and has not permitted, and will not permit, its assets to be listed as assets on the financial statement of any other entity except as required by the Approved Accounting Method (provided, however, that the Company’s assets may be included in a consolidated financial statement of its Affiliates provided that (i) appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the Company and such Affiliates and to indicate that the Company’s assets and credit are not available to satisfy the debts and other obligations of such Affiliates or any other Person, and (ii) such assets shall be listed on the Company’s own separate balance sheet);

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(h)    The Company has filed and will file its own tax returns, except to the extent that it (i) has been or is required to file consolidated tax returns by law or (ii) is treated as a disregarded entity for federal or state tax purposes;

(i)    Other than as provided in the Loan Agreement, the Company (i) has not commingled, and will not commingle, its funds or assets with those of any other Person and (ii) has not participated and will not participate in any cash management system with any other Person;

(j)    The Company has held and will hold its assets in its own name;

(k)    The Company has maintained and will maintain an arm’s-length relationship with its Affiliates;

(l)    The Company has paid and will pay its own liabilities and expenses, including the salaries of its own employees (if any), out of its own funds and assets, and has maintained and will maintain a sufficient number of employees (if any) in light of its contemplated business operations; provided, however, the foregoing shall not require any owner of the Company to make any additional capital contributions;

(m)    The Company has observed and will observe in all material respects all partnership, corporate or limited liability company formalities, as applicable;

(n)    The Company has not had (other than any prior loan secured by the Property, with respect to the Company), and will not have, any Indebtedness other than Permitted Indebtedness;

(o)    Except in connection with the Loan Documents, the Company has not assumed or guaranteed or become obligated for, and will not assume or guarantee or become obligated for, the debts of any other Person and has not held out and will not hold out its credit as being available to satisfy the obligations of any other Person except as permitted pursuant to the Loan Agreement;

(p)    The Company has not acquired and will not acquire obligations or securities of its partners, members or shareholders or any other Affiliate;

(q)    The Company has allocated and will allocate, fairly and reasonably, any overhead expenses that are shared with any Affiliate, including paying for shared office space and services performed by any employee of an Affiliate;

(r)    The Company has maintained and used, now maintains and uses, and will maintain and use, separate stationery, invoices and checks bearing its name, and all stationery, invoices, and checks utilized by such Person or utilized to collect its funds or pay its expenses have borne and shall bear its own name and have not borne and shall not bear the name of any other entity unless such entity is clearly designated as being such Person’s agent;

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(s)    The Company has not pledged and will not pledge its assets for the benefit of any other Person other than Administrative Agent in connection with the Loan;

(t)    The Company has conducted and will conduct its business in its name or in a name franchised or licensed to it by an entity other than an Affiliate of the Company, and has held itself out and identified itself, and will hold itself out and identify itself, as a separate and distinct entity under its own name or in a name franchised or licensed to it by an entity other than an Affiliate of the Company and not as a division or part of any other Person, except in each case for services rendered under a business management services agreement with an Affiliate that complies with the terms contained in Subsection (x) below, so long as the manager, or equivalent thereof, under such business management services agreement holds itself out as an agent of the Company;

(u)    The Company has maintained and will maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(v)    The Company has not made and will not make loans to any Person or hold evidence of Indebtedness issued by any other Person or entity (other than cash and investment-grade securities issued by an entity that is not an Affiliate of or subject to common ownership with such entity) except that the Company, from time to time in the ordinary course of business, may agree with tenants under Leases of all or any portion of the Property to make certain tenant improvement allowances available to such tenants;

(w)    The Company has not identified and will not identify its constituent partners, members or shareholders (as applicable), or any Affiliate of any of them, as a division or part of it, and has not identified itself, and shall not identify itself, as a division of any other Person;

(x)    The Company has not entered into or been a party to, and will not enter into or be a party to, any transaction with its partners, members, shareholders or Affiliates except (i) in the ordinary course of its business and on terms which are intrinsically fair, commercially reasonable and are no less favorable to it than would be obtained in a comparable arm’s-length transaction with an unrelated third party, and (ii) in connection with the Loan Agreement;

(y)    The Company has not had and will not have any obligation to indemnify, and has not indemnified and will not indemnify, its partners, officers, directors, managers or members, as the case may be, unless such an obligation was and is, and all such obligations are, fully subordinated to the Obligations and will not, and do not, constitute a claim against the Company in the event that cash flow in excess of the amount required to pay the Obligations is insufficient to pay such obligation;

(z)    Except as provided in the Loan Documents, the Company does not and will not have any of its obligations guaranteed by any Affiliate;

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(aa)    (i) the Company shall have at least two (2) Independent Managers that shall be a duly-appointed “manager” of the Company within the meaning of Section 18-101(10) of the Act, and the Company shall not take any Bankruptcy Action (or to collude with, or otherwise assist, solicit, or cause to be solicited an involuntary Bankruptcy Action) unless (A) such Bankruptcy Action is approved by the prior unanimous written consent of all members and managers thereof (including any Independent Manager), and (B) at the time of such action the Company has at least two (2) managers who are Independent Managers (provided, however, the managers shall only have the rights and duties expressly set forth in this Agreement); (ii) upon the occurrence of any event that causes the last member of the Company to cease to be a member of the Company (other than upon an assignment by such member of all of its limited liability company interest in the Company and the admission of the transferee in accordance with this Agreement), (A) the persons acting as Independent Managers of the Company shall, without any action of any Person and simultaneously with such member ceasing to be a member of the Company, automatically be admitted as the “Special Member” (an Independent Manager in such capacity, a “Special Member”) and shall preserve and continue the existence of the Company without dissolution, and (B) without limiting the provisions of clause (A), upon the occurrence of any event that causes the last remaining member of the Company to cease to be a member of the Company or that causes the sole member to cease to be a member of the Company (other than upon continuation of the Company without dissolution upon an assignment by the member of all of its limited liability company interest in the Company and the admission of the transferee in accordance with this Agreement), to the fullest extent permitted by law, the personal representative of such member shall be authorized to, and shall, within ninety (90) days after the occurrence of the event that terminated the continued membership of such member in the Company, agree in writing to continue the Company without dissolution and to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute member of the Company, effective as of the occurrence of the event that terminated the continued membership of such member in the Company; (iii) no Special Member may resign or transfer its rights as Special Member unless (A) a successor Special Member has been admitted to the Company as a Special Member, and (B) such successor Special Member has also accepted its appointment as an Independent Manager and executed a counterpart to this Agreement; provided, however, the Special Member shall automatically cease to be a member of the Company upon the admission to the Company of a substitute member; (iv) the Special Member shall be a member of the Company that has no interest in the profits, losses and capital of the Company and has no right to receive any distributions of limited liability company assets; pursuant to Section 18-301 of the Act, a Special Member shall not be required to make any capital contributions to the Company and shall not receive a limited liability company interest in the Company; (v) a Special Member, in its capacity as Special Member, may not bind the Company; (vi) except as required by any mandatory provision of the Act, a Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the Company, including the merger, consolidation or conversion of the Company; (vii) in order to implement the admission to the Company of

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each Special Member, each Person acting as an Independent Manager shall execute a counterpart to this Agreement; (viii) prior to its admission to the Company as Special Member, each Person acting as an Independent Manager shall not be a member of the Company; (ix) the Company shall be dissolved, and its affairs shall be wound up only upon the first to occur of the following (but subject to clause (ii) above): (A) the termination of the legal existence of the last remaining member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company unless the business of the Company is continued in a manner permitted by its limited liability company agreement or the Act, or (B) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act; (x) neither the bankruptcy of any member of the Company or the Special Member shall cause such member or Special Member, respectively, to cease to be a member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution; (xi) in the event of dissolution of the Company, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act; and (xii) to the fullest extent permitted by law, except as otherwise expressly provided in this Agreement, each member of the Company and the Special Members shall irrevocably waive any right or power that they might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company;

(ab)    The Company shall not be permitted to take any action which, under Section 15.1(aa) of this Agreement, requires a unanimous written consent of the managers of the Company unless at the time of such action there shall be at least two (2) Independent Managers serving in such capacity as required by the terms hereof; (ii) no Independent Manager may be removed or replaced except for Cause; (iii) any resignation, removal or replacement of any Independent Manager shall not be effective without five (5) Business Days prior written notice to Administrative Agent accompanied by a statement as to the reasons for such removal, the identity of the proposed replacement Independent Manager, and a certificate that the replacement Independent Manager satisfies the applicable terms and conditions of the definition of “Independent Manager”; (iv) to the fullest extent permitted by applicable law, including Section 18-1101(c) of the Act and notwithstanding any duty otherwise existing at law or in equity, the Independent Managers shall consider only the interests of the constituent owners of the Company and the Company (including its creditors) in acting or otherwise voting on a Bankruptcy Action (which such fiduciary duties to the owners of the Company and its creditors, in each case, shall be deemed to apply solely to the extent of their respective economic interests in the Company exclusive of (A) all other interests, (B) the interests of other affiliates of the owners of the Company and the Company, and (C) the interests

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of any group of affiliates of which the owners of the Company and the Company is a part); (v) other than as provided in clause (iv) above, to the fullest extent permitted by law the Independent Managers shall not have any fiduciary duties to any owners of the Company, any directors or managers of the Company, or any other Person; (vi) the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing under applicable law; and (vii) to the fullest extent permitted by applicable law, including Section 18-1101(e) of the Act, an Independent Manager shall not be liable to the Company, any owners of the Company, or any other Person bound by this Agreement for breach of contract or breach of duties (including fiduciary duties), unless the Independent Manager acted in bad faith or engaged in willful misconduct;

(ac)    The Company has complied and will comply with all of the terms and provisions contained in its organizational documents;

(ad)    The statement of facts contained in its organizational documents are true and correct and will remain true and correct;

(ae)    Administrative Agent is an intended third-party beneficiary of Sections (a) through (ff) herein;

(af)    The Company has not and will not consent to any other Person (i) operating its business in the name of the Company, (ii) acting in the name of the Company, (iii) using the Company’s stationery or business forms, (iv) holding out its credit as being available to satisfy the obligations of the Company, (v) having contractual liability for the payment of any of the liabilities of the Company (except pursuant to the limited extent provided under the Loan Documents), or (vi) failing to at all times specify to all relevant third parties that it is acting in a capacity other than as the Company.

“Cause” means, with respect to an Independent Manager, (a) acts or omissions by such Person that constitute willful disregard of such Person’s duties under the applicable agreements, (b) that such Person has engaged in or has been charged with, or has been convicted of, fraud or other acts constituting a crime under any law applicable to such Person, (c) that such Independent Manager is unable to perform his or her duties as an Independent Manager due to death, disability, or incapacity, (d) that such Independent Manager no longer meets the definition of “Independent Manager” or (e) that the fees charged by such Person are materially more than is otherwise customary in the market.

“Independent Manager” means an individual who has prior experience as an independent director, independent manager or independent member with at least three years of employment experience and who is provided by CT Corporation, Corporation Service Company, National Registered Agents, Inc. (or its affiliate NRAI Entity Services, LLC), Wilmington Trust Company, Stewart Management Company, Lord Securities Corporation or, if none of those companies is then providing professional independent directors or independent managers, another nationally-recognized company approved

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by Administrative Agent, in each case that is not an Affiliate of the Borrower Parties and that provides professional independent directors and independent managers and other corporate services in the ordinary course of its business, and which individual is duly appointed as an Independent Manager of the Company, and for the five-year period prior to his or her appointment as an Independent Manager has not been and during the continuation of his or her serving as an Independent Manager will not be, any of the following:

(a)    a member (other than a Special Member), manager, director, trustee, officer, employee, attorney, or counsel of any of the Borrower Parties or their Affiliates (provided that such person may be an Independent Director or Independent Manager of the Company as long as they are not a member, manager, director, trustee, officer, employee, attorney, or counsel of any other Borrower Party or Affiliate of a Borrower Party, except that a Person who otherwise satisfies the definition of Independent Director or Independent Manager other than this subparagraph (a) by reason of being the independent director or independent manager of a “special purpose entity” that is an Affiliate of the Company shall not be disqualified from serving as an Independent Manager of the Company if such Person is either (i) a professional independent director or independent manager or (ii) the fees that such individual earns from serving as independent director or independent manager of Affiliates of the Company in any given year constitute in the aggregate less than five percent (5%) of such individual’s annual income for that year);

(ag)    a creditor, customer, supplier, service provider (including provider of professional services) or other Person who derives any of its purchases or revenues from its activities with any Borrower Party or any Affiliate of a Borrower Party (other than an independent manager or independent director provided by a nationally-recognized company that routinely provides professional independent directors or independent managers and other corporate services to any Borrower Party or any Affiliate of a Borrower Party in the ordinary course of business);

(ah)    a direct or indirect legal or beneficial owner in any Borrower Party or any Affiliate of a Borrower Party;

(ai)    a member of the immediate family of any member, manager, employee, attorney, customer, supplier or other Person referred to above; and

a Person Controlling or under the common Control of anyone listed in (a) through (d) above.

Section 15.2.    Repayment of the Loan.

Upon satisfaction in full of the payment obligations set forth in the Loan Agreement, (a) this Article 15 shall be null and void and have no further force and effect and (b) the Independent Managers shall be automatically removed as the Independent Managers of the Company without any further action by any Person.

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ARTICLE 16.

GENERAL PROVISIONS

Section 16.1.    Addresses and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Member or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to such Member or Assignee at the address set forth in Exhibit A or such other address of which such Member shall notify the Manager in writing.

Section 16.2.    Titles and Captions.

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement. Except as specifically provided otherwise, references to “Exhibits” are to Exhibits of this Agreement and incorporated herein by reference.

Section 16.3.    Pronouns and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neutral forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 16.4.    Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.5.    Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.6.    Creditors.

The provisions of this Agreement are solely for the purpose of defining the interests of the Members, inter se; and no other Person (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto) shall have any right, power, title or interest by way of subrogation or otherwise, in and to the rights, powers, title and provisions of this Agreement; provided, that Indemnitees are intended third-

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party beneficiaries of Section 7.7. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make Capital Contributions or loans to the Company or to pursue any other right or remedy hereunder or at law or in equity. None of the rights or obligations of the Members herein set forth to make Capital Contributions or loans to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may any such rights or obligations be sold, transferred or assigned by the Company or pledged or encumbered by the Company to secure any Debt or other obligation of the Company or any of the Members.

Section 16.7.    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 16.8.    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing his or its signature hereto.

Section 16.9.    Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provisions of this Agreement shall control and take precedence.

(b)    Each Member and Assignee hereby (i) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware (collectively, the “Delaware Courts”), with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute, (ii) to the fullest extent permitted by law, irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of any of the Delaware Courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) to the fullest extent permitted by law, agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered to such Member or Assignee at such Member’s or Assignee’s last known address as set forth in the Company’s books and records, and (iv) to the fullest extent permitted by law,

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irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 16.10.    Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.11.    Entire Agreement.

This Agreement and any Vesting Agreements contain the entire understanding and agreement among the Members with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreements among them with respect thereto. Notwithstanding anything to the contrary in this Agreement, the Members and Assignees hereby acknowledge and agree that the Manager, on its own behalf and/or on behalf of the Company (subject to Section 7.1(a)), without the approval of any Member, may enter into side letters or similar written agreements with any Member, which have the effect of establishing rights under, or altering or supplementing, the terms hereof, as negotiated with such Member. The parties hereto agree that any terms, conditions or provisions contained in such side letters or similar written agreements with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement.

Section 16.12.    Legal Counsel Relationships.

The Members acknowledge and agree that Winston & Strawn LLP has only represented the Adviser, NHT, NHT Intermediary, LLC and NHT Holdings in connection with this Agreement and the other transactions related hereto (the “Transactions”). Each Member, other than NHT Holdings, is relying solely on his or its own tax and legal advisors, and not Winston & Strawn LLP, with respect to the tax and other legal aspects of his, her or its investment in the Company. Further, except for Winston & Strawn LLP’s representation of the Adviser, NHT, NHT Intermediary, LLC and NHT Holdings with respect to the Transactions, or as may otherwise expressly be agreed in writing by Winston & Strawn LLP, in no event shall an attorney-client relationship exist between Winston & Strawn LLP on the one hand and any other Member and/or their Affiliates, on the other hand. The Members further agree and consent that Winston & Strawn LLP shall be permitted to render legal advice and to provide legal services to any Member or the Company from time to time, and each Member covenants and agrees that such representation of a Member or the Company by such firm from time to time shall not disqualify such firm from providing legal advice and legal services to their respective client Members or Affiliates in matters related or unrelated to this Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INITIAL MEMBER AND MANAGER:

NHT OPERATING PARTNERSHIP GP, LLC

By: /s/ Jesse Blair_______________________
Name: Jesse Blair
Title: Sole Member

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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INDEPENDENT MANAGERS:

/s/ Ricardo Beausoleil____________________
Ricardo Beausoleil

/s/ Steven P. Zimmer ____________________
Steven P. Zimmer

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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MEMBERS:

NHT HOLDINGS, LLC

By: /s/ James Dondero___________________
Name: James Dondero
Title: Manager

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC

By: /s/ Brian Mitts_______________________
Name: Brian Mitts
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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MEMBERS:

NHT HOLDINGS, LLC

By: /s/ James Dondero___________________
Name: James Dondero
Title: Manager

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC

By: /s/ Brian Mitts_______________________
Name: Brian Mitts
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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For the limited purposes set forth herein, and not as a Member:

NEXPOINT HOSPITALITY TRUST

By: /s/ Brian Mitts______________________
Name: Brian Mitts
Title: Corporate Secretary

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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As an individual for the limited purpose of Section 4.8, and not as a Member:

/s/ Jesse Blair_______________________

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF NHT OPERATING PARTNERSHIP, LLC]

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EXHIBIT E

CONSTRUCTIVE OWNERSHIP DEFINITION

The term “Constructively Owns” means ownership determined through the application of the constructive ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. Generally, as of the date first set forth above, these rules provide the following:

a.    an individual is considered as owning the Ownership Interest that is owned, actually or constructively, by or for his spouse, his children, his grandchildren, and his parents;

b.    an Ownership Interest that is owned, actually or constructively, by or for a partnership, limited liability company or estate is considered as owned proportionately by its partners or beneficiaries;

c.    an Ownership Interest that is owned, actually or constructively, by or for a trust is considered as owned by its beneficiaries in proportion to the actuarial interest of such beneficiaries (provided, however, that in the case of a “grantor trust” the Ownership Interest will be considered as owned by the grantors);

d.    if 10% percent or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such person shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such corporation in that proportion which the value of the stock which such person so owns bears to the value of all the stock in such corporation;

e.    an Ownership Interest that is owned, actually or constructively, by or for a partner or member which actually or constructively owns a 25% or greater capital interest or profits interest in a partnership or limited liability company, or by or to or for a beneficiary of an estate or trust shall be considered as owned by the partnership, limited liability company, estate, or trust (or, in the case of a grantor trust, the grantors);

f.    if 10% or more in value of the stock in a corporation is owned, actually or constructively, by or for any person, such corporation shall be considered as owning the Ownership Interest that is owned, actually or constructively, by or for such person;

g.    if any person has an option to acquire an Ownership Interest (including an option to acquire an option or any one of a series of such options), such Ownership Interest shall be considered as owned by such person;

h.    an Ownership Interest that is constructively owned by a person by reason of the application of the rules described in paragraphs (a) through (g) above shall, for purposes of applying paragraphs (a) through (g), be considered as actually owned by such person; provided, however, that (i) an Ownership Interest constructively owned by

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an individual by reason of paragraph (a) shall not be considered as owned by him for purposes of again applying paragraph (a) in order to make another person the constructive owner of such Ownership Interest, (ii) an Ownership Interest constructively owned by a partnership, estate, trust, or corporation by reason of the application of paragraphs (e) or (f) shall not be considered as owned by it for purposes of applying paragraphs (b), (c), or (d) in order to make another person the constructive owner of such Ownership Interest, (iii) if an Ownership Interest may be considered as owned by an individual under paragraph (a) or (g), it shall be considered as owned by him under paragraph (g), and (iv) for purposes of the above described rules, an S corporation shall be treated as a partnership and any shareholder of the S corporation shall be treated as a partner of such partnership except that this rule shall not apply for purposes of determining whether stock in the S corporation is constructively owned by any person.

i.    For purposes of the above summary of the constructive ownership rules, the term “Ownership Interest” means the ownership of stock with respect to a corporation and, with respect to any other type of entity, the ownership of an interest in either its assets or net profits.

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Exhibit 10.4

FIRST AMENDMENT
TO
AMENDED AND RESTATED COMPANY AGREEMENT
OF
NHT OPERATING PARTNERSHIP, LLC

This First Amendment (this “Amendment”) dated as of March 27, 2019 with an effective date of January 8, 2019, is to the Amended and Restated Company Agreement of NHT Operating Partnership, LLC (the “Company”), dated January 8, 2019, by and among the Manager and the Persons that are party thereto from time to time and whose names are set forth on Exhibit A attached thereto (as it may be amended from time to time) (as amended, the “Operating Agreement”).

RECITALS

A.    The Manager and the Class A Members desire to amend the Operating Agreement as set forth herein to account for the admission of Jesse Blair as a Member of the Company and to change certain definitions.

B.    In accordance with Section 14.1(a) of the Operating Agreement, this Amendment has been approved by the Manager and the Class A Members.

AGREEMENTS

Section 1.    Amendments

(a)    The definition of “Publicly Traded” contained in Article 1 of the Operating Agreement is deleted and replaced in its entirety with the following:

“Publicly Traded” means listed or admitted to trading on the TSX Venture Exchange, New York Stock Exchange, the Nasdaq Stock Market, any affiliates or successor to any of the foregoing, or any other exchange on which the REIT Units are or may be listed from time to time.

(b)    The definition of “Blair” contained in Article 1 of the Operating Agreement is deleted and replaced in its entirety with the following:

“Labatte” means Neil Labatte, an individual and the sole equityholder of the initial Manager.

(c)    All references to “Blair” in the Operating Agreement are deleted and replaced with “Labatte”.

(d)    Section 7.6 of the Operating Agreement is deleted and replaced in its entirety with the following:

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The Manager and any controlled Affiliates of the Manager shall only conduct the activities contemplated by this Agreement. Notwithstanding the foregoing, the Manager and any Affiliates of the Manager may acquire less than 5% of the equity securities of any Person, which securities are listed on any national securities exchange and the Manager of such Affiliate has no other business relationship, direct or indirect, with the issuer of such securities.

(e)    Exhibit A of the Operating Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

Section 2.    Miscellaneous.

(a)    Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Operating Agreement. Except as specifically amended by this Amendment, all other provisions of the Operating Agreement are hereby ratified and remain in full force and effect.

(b)    Single Document. From and after the date hereof, all references to the Operating Agreement shall be deemed to be references to the Operating Agreement as amended by this Amendment.

(c)    Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d)    Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Members and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e)    Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f)    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

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(g)    Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Operating Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

NHT HOLDINGS, LLC

By: /s/ Matt McGraner____________________

Name: Matt McGraner

Title: Authorized Signatory

NHT OPERATING PARTNERSHIP GP, LLC

By: /s/ Neal Labatte______________________

Name: Neal Labatte

Title: Sole Member

Signature Page to First Amendment to Operating Agreement

I-1641

Exhibit 10.5

SECOND AMENDMENT
TO
AMENDED AND RESTATED COMPANY AGREEMENT
OF
NHT OPERATING PARTNERSHIP, LLC

This Second Amendment (this “Amendment”) dated as of August 16, 2019 with an effective date of March 29, 2019 is to the Amended and Restated Company Agreement of NHT Operating Partnership, LLC, as amended (the “Company”), dated January 8, 2019, by and among the Manager and the Persons that are party thereto from time to time and whose names are set forth on Exhibit A attached thereto (as it may be amended from time to time) (as amended, the “Operating Agreement”).

RECITALS

A.    The Manager and the Class A Member desire to amend the Operating Agreement as set forth herein to amend and restate Exhibit A of the Operating Agreement.

B.    In accordance with Section 14.1(a) of the Operating Agreement, this Amendment has been approved by the Manager and the Class A Members.

AGREEMENTS

Section 1.    Amendments

(a)    Exhibit A of the Operating Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

Section 2.    Miscellaneous.

(a)    Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Operating Agreement. Except as specifically amended by this Amendment, all other provisions of the Operating Agreement are hereby ratified and remain in full force and effect.

(b)    Single Document. From and after the date hereof, all references to the Operating Agreement shall be deemed to be references to the Operating Agreement as amended by this Amendment.

(c)    Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

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(d)    Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Members and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e)    Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f)    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

(g)    Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Operating Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

NHT HOLDINGS, LLC

By: /s/ Matt McGraner____________________

Name: Matt McGraner

Title: Authorized Signatory

NHT OPERATING PARTNERSHIP GP, LLC

By: /s/ Neil Labatte______________________

Name: Neil Labatte

Title: Sole Member

Signature Page to Second Amendment to Operating Agreement

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Exhibit 10.6

THIRD AMENDMENT
TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
NHT OPERATING PARTNERSHIP, LLC

This Third Amendment (this “Amendment”) dated as of September 25, 2022 with an effective date of June 30, 2022 is to the Amended and Restated Limited Liability Company Agreement of NHT Operating Partnership, LLC, as amended (the “Company”), dated January 8, 2019, by and among the Manager and the Persons that are party thereto from time to time and whose names are set forth on Exhibit A attached thereto (as it may be amended from time to time) (as amended, the “Operating Agreement”).

RECITALS

A.    The Manager and the Class A Member desire to amend the Operating Agreement as set forth herein.

B.    In accordance with Section 14.1(a) of the Operating Agreement, this Amendment has been approved by the Manager and the Class A Members.

C.    In accordance with Sections 12.2 and 14.1(b) of the Operating Agreement, this Amendment has been consented to by NREO.

AGREEMENTS

Section 1.    Amendments

(a)    Exhibit A of the Operating Agreement is hereby deleted in its entirety and any references to Exhibit A in the Operating Agreement shall be to the books and records of the Company.

(b)    The definition of “Member” contained in Article 1 of the Operating Agreement is deleted and replaced in its entirety by the following:

“Member” means NHT Holdings, the initial Manager and any other Person named as a member of the Company on the books and records of the Company or any substituted Member or Additional Member, in such Person’s capacity as a member of the Company.

(c)    Section 7.2 of the Operating Agreement is deleted and replaced in its entirety with the following:

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NHT Holdings shall have the sole right to remove the Manager at any time, with or without cause. The Manager shall have the right to resign the position of Manager at any time. Upon the removal or resignation of the Manager, (a) the Manager shall forfeit its Class B Units without consideration to the extent the Call Right contemplated by Section 4.8 is not exercised and (b) a replacement Manager shall be appointed by NHT Holdings; provided that such replacement Manager is a “special purpose entity” and will be issued Class B Units, in such amounts as determined by NHT Holdings, and become a Member of the Company. Notwithstanding anything herein to the contrary, upon such forfeiture of its Class B Units, the Manager shall withdraw as a Member of the Company without any additional action by any Person and execute any documentation deemed necessary by the Company to evidence such a withdrawal.

(d)    Section 12.2 of the Operating Agreement is deleted and replaced in its entirety with the following:

Subject to Section 7.1(a), the Manager shall take all steps necessary and appropriate under the Act to amend the books and records of the Company for the admission to the Company of any member, and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4.

(e)    Section 14.1(b) of the Operating Agreement is deleted and replaced in its entirety with the following:

Notwithstanding Section 14.1(a), this Agreement shall not be amended without the consent of each Member materially and adversely affected if such amendment would (i) modify the limited liability of a Member in a manner materially adverse to such Member, (ii) alter rights of such Member to receive distributions pursuant to Article 5 or Article 13, or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2) in a manner materially adverse to such Member, (iii) increase or change capital contributions required by Section 4.1, (iv) alter the rights of NHT Holdings to remove and replace the Manager under Section 7.2, (v) amend this Section 14.1(b), or (vi) alter the rights of NHT Holdings pursuant to Section 4.8; provided, however, that the consent of each Member materially and adversely affected

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shall not be required for any amendment or action that affects all Members holding the same class or series of Membership Units on a uniform or pro rata basis. Any amendment consented to by any Member shall be effective as to that Member, notwithstanding the absence of such consent by any other Member.

Section 2.    Miscellaneous.

(a)    Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Operating Agreement. Except as specifically amended by this Amendment, all other provisions of the Operating Agreement are hereby ratified and remain in full force and effect.

(b)    Single Document. From and after the date hereof, all references to the Operating Agreement shall be deemed to be references to the Operating Agreement as amended by this Amendment.

(c)    Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d)    Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Members and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e)    Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f)    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

(g)    Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Operating Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

CLASS A MEMBER:

NHT HOLDINGS, LLC

By: /s/ Brian Mitts_______________________

Name: Brian Mitts

Title: Manager

MANAGER:

NHT OPERATING PARTNERSHIP GP II, LLC

BY: NHT Holdings, LLC, its sole Member

By: /s/ Brian Mitts_______________________

Name: Brian Mitts

Title: Manager

IN WITNESS WHEREOF, the undersigned has consented to this Amendment as of the date first set forth above and upon effectiveness, the undersigned is no longer a party to the Operating Agreement.

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC

By: /s/ Brian Mitts_______________________

Name: Brian Mitts

Title: Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

[Signature Page to the Third Amendment to the Operating Agreement of NHT Operating Partnership, LLC]

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Exhibit 10.7

AMENDED AND RESTATED ADVISORY AGREEMENT

BY AND AMONG

NEXPOINT HOSPITALITY TRUST,

NHT HOLDINGS, LLC

AND

NEXPOINT REAL ESTATE ADVISORS VI, L.P.

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Page

Page

2.    Appointment    4

3.    Duties of the Advisor    4

4.    Authority of Advisor    7

5.    No Partnership or Joint Venture    7

6.    Personnel    7

7.    Bank Accounts    8

8.    Advisor’s Conduct    8

9.    Declaration of Trust and Operating Agreement    8

10.    Records; Access; Confidentiality    8

11.    Limitations on Activities    9

12.    Compensation    9

13.    Expenses    9

14.    Other Services    10

15.    Other Activities of the Advisor    10

16.    Term and Termination    10

17.    Payments and Duties Upon Termination    11

18.    Internalization    11

19.    Limitation of Liability, Exculpation and Indemnification by the REIT Parties and their Respective Subsidiaries    11

20.    Indemnification by the Advisor    13

21.    Use of the Name NexPoint    13

22.    Notices    13

23.    Assignment    14

24.    Modification    15

25.    Severability    15

26.    Survival    15

27.    Currency    15

28.    Time of the Essence    15

29.    Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial    15

30.    Entire Agreement    15

31.    No Waiver    15

32.    Pronouns and Plurals    15

33.    Headings    15

34.    Execution in Counterparts    16

35.    Limitation of Recourse    16

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AMENDED AND RESTATED ADVISORY AGREEMENT

THIS AMENDED AND RESTATED ADVISORY AGREEMENT (this “Agreement”), dated as of March 29, 2019, is entered into by and between NexPoint Hospitality Trust, an unincorporated, open-ended trust established under the laws of the Province of Ontario (the “REIT”), NHT Holdings, LLC, a Delaware limited liability company (“Holdings” and together with the REIT, the “REIT Parties”) and NexPoint Real Estate Advisors VI, L.P., a Delaware limited partnership (the “Advisor”).

RECITALS

A.    The REIT, indirectly through Holdings, owns a portion of the membership interests of NHT Operating Partnership, LLC, a Delaware limited liability company (the “Operating Partnership”).

B.    The Operating Partnership indirectly owns a portfolio of hotel properties located across the U.S.

C.    The REIT Parties desire to avail themselves of the experience, sources of information, advice, assistance and certain facilities of the Advisor and its Affiliates and to have the Advisor undertake the duties and responsibilities set forth in this Agreement, on behalf of, and subject to the supervision of the Board of Trustees and the Managers, all as provided in this Agreement.

D.    The Advisor is willing to render such services, subject to the supervision of the Board of Trustees and the Managers, on the terms and conditions set forth in this Agreement.

E.    The REIT, Holdings and the Advisor previously entered into that certain Advisory Agreement dated as of January 8, 2019 (the “Original Agreement”).

F.    The REIT, Holdings and the Advisor desire to amend and restate the Original Agreement in its entirety and to enter into this Agreement.

G.    The Board of Trustees and the Managers have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Definitions. The following terms shall have the meanings set forth in this Section 1 for purposes of this Agreement. Other terms are defined in the text of this Agreement.

“Advisory Fee” means an annual fee, payable monthly, in an amount equal to 1.00% of the REIT Asset Value.

“Affiliate” or “Affiliated” means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (ii) any executive officer, director, trustee or general partner of such other Person; and (iii) any legal entity for which such Person acts as an executive officer, director, trustee or general partner. For purposes of this definition, the terms “controls,” “is controlled by,” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership or voting rights, by contract or otherwise.

“Board of Trustees” or “Board” means the Board of Trustees of the REIT.

“Cause Event” means (a) a final non-appealable judgment by any court or governmental body of competent jurisdiction not stayed or vacated within 30 days that the Advisor, any of its agents or any of its assignees has committed a felony or a material violation of applicable Securities Laws that has a material adverse effect on the business of either of the REIT Parties or the ability of the Advisor to perform its

I-1651

duties under the terms of this Agreement, (b) an order for relief in an involuntary bankruptcy case relating to the Advisor or the Advisor authorizing or filing a voluntary bankruptcy petition not stayed or vacated within 30 days, (c) the dissolution of the Advisor, or (d) a determination by the Board that the Advisor has (i) committed fraud against either of the REIT Parties, (ii) misappropriated or embezzled funds of either of the REIT Parties, (iii) acted in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement, (iv) failed to act, where such failure to act constituted bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement, or (v) defaulted in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall have continued for a period of 30 days after either of the REIT Parties had given written notice to the Advisor of such default; provided, however, that if any of the actions or omissions described in this clause (d) are caused by an employee and/or officer of the Advisor or one of its Affiliates and the Advisor takes all necessary action against such person and cures the damage caused by such actions or omissions within 30 days of such determination, then such event shall not constitute a Cause Event.

“Change in Control” means (a) the sale of all or substantially all of the assets of either REIT Party to an unaffiliated third party, (b) a sale resulting in more than 50% of the equity interests of any REIT Party being held by an unaffiliated third party, (c) a merger, consolidation, recapitalization, arrangement or reorganization of the REIT with or into an unaffiliated third party that results in the inability of the Unitholders to designate or elect a majority of the Board of Trustees (or the board of directors (or its equivalent) of the resulting entity or its parent entity) or (d) a change in composition of the Board of Trustees such that a majority of the members of such Board of Trustees elected at the last meeting of Unitholders cease to be Trustees of the REIT.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Declaration of Trust” means the declaration of trust of the REIT dated as of December 12, 2018, as hereafter amended from time to time.

“Highland” means Highland Capital Management, L.P., a Delaware limited partnership.

“IFRS” means International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants Part I of the Canadian Institute of Chartered Accountants Handbook – Accounting, as amended from time to time.

“Incentive Fee” means any equity-based compensation paid pursuant to an equity incentive compensation plan of the REIT to the officers of the REIT or other employees of the Advisor.

“Independent Trustee” has the meaning ascribed thereto in the Declaration of Trust.

“Internalization Fee” means an internalization fee equal to three times the sum of the annual Advisory Fee for the trailing 12-month period as of the month end immediately preceding the date the REIT and the Advisor agree to the Internalization; provided, however, if this Agreement is terminated prior to the one year anniversary of the date of this Agreement, the Advisory Fee will be annualized for such 12-month period based on the Advisory Fee earned by the Advisor during such period; provided, further, the Internalization Fee shall be capped at 7.5% of the combined equity value of the REIT and the Operating Partnership on a consolidated basis, as of the Internalization Closing, as calculated by multiplying the aggregate number of outstanding Units and Class B units of the Operating Partnership by the volume weighted average price of the Units over the prior 30 day period,.

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“Investment Guidelines and Operating Policies” means the investment guidelines and other investment parameters for investments, financing activities and other operations established from time to time by the Board or as disclosed in the Prospectus or the Declaration of Trust.

“Investments” means any investments by the REIT Parties or their respective subsidiaries, in Real Estate Assets or any other asset so long as the REIT has enough REIT eligible investments to maintain its REIT status.

“Joint Ventures” means any joint venture or partnership arrangements (other than between the REIT and the Operating Partnership) in which the REIT Parties or their respective subsidiaries, is a co-venturer, member or partner, which are established to own Investments.

“Loans” means any indebtedness or obligations in respect of borrowed money or evidenced by bonds, notes, debentures, deeds of trust, letters of credit or similar instruments, including mortgages and mezzanine loans.

“Managers” means the board of managers of Holdings.

“Offering” means any public or private offering of equity or debt securities of the REIT Parties that is consummated as of or subsequent to the date of this Agreement, excluding Units offered under any employee benefit plan of the REIT Parties or their Affiliates.

“Offering Expenses” means any and all expenses (other than underwriters’ discounts) paid or to be paid by the REIT Parties in connection with an Offering, including, without limitation, the REIT Parties’ legal, accounting, printing, mailing and filing fees and other documented offering expenses.

“Operating Agreement” means the operating agreement of Holdings, dated as of January 8, 2019, as hereafter amended from time to time.

“Operating Expenses” means all out-of-pocket expenses of the Advisor in performing services for the REIT Parties, including the expenses incurred by the Advisor in connection with any provision by the Advisor of legal, accounting, financial and due diligence services performed by the Advisor that outside professionals or outside consultants would otherwise perform. Operating Expenses also include the REIT Parties’ pro rata share of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal, and overhead expenses of the Advisor required for the REIT Parties’ operations. Operating Expenses do not include expenses for the administrative services described on Exhibit A to this Agreement.

“Person” means an individual, corporation, partnership, joint venture, association, company (whether of limited liability or otherwise), trust, bank or other entity, or government or any agency or political subdivision of a government.

“Prospectus” means the REIT’s Final Prospectus as amended and/or supplemented from time to time.

“Real Estate Assets” means any investment by the REIT Parties or their respective subsidiaries (including, without limitation, reserves for capital expenditures) in unimproved and improved Real Property (including, without limitation, fee or leasehold interests, options and leases) either directly, through a direct or indirect subsidiary of the REIT Parties or through a Joint Venture or debt investments that is directly or indirectly collateralized by unimproved or improved Real Property.

“Real Property” means real property owned from time to time by the REIT Parties or their respective subsidiaries, either directly, through a direct or indirect subsidiary of either of the REIT Parties or through a Joint Venture, which consists of (i) land only, (ii) land, including the buildings located thereon,

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(iii) buildings only, (iv) real estate-related securities (including preferred stock), mortgage, bridge or mezzanine loans, or (v) such Investments the Board, the Managers or the Advisor designate as Real Property to the extent such Investments could be classified as Real Property.

“Real Estate Investment Trust” means a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“REIT Asset Value” means the value of the REIT’s total assets, as determined in accordance with IFRS except that such value shall only consolidate the REIT and Holdings (but otherwise on an unconsolidated basis) plus the REIT’s pro rata share of leverage at the Operating Partnership.

“Securities Laws” means the securities laws of each jurisdiction in which the REIT is a reporting issuer or public entity, including the securities laws of Canada and the United States and the rules and regulations of any exchange upon which the REIT’s securities are listed, initially being the TSXV.

“Termination Fee” means a termination fee equal to three times the annual Advisory Fee earned by the Advisor for the trailing 12-month period, subject to a cap if the Agreement is terminated pursuant to Section 16(c)(ii) of 7.5% of the combined equity value of the REIT and the Operating Partnership on a consolidated basis, as of the date the Agreement is terminated, calculated by multiplying the aggregate number of outstanding Units and Class B units of the Operating Partnership by the volume weighted average price of the Units over the prior 30 day period of the Units on the TSXV; provided, however, if this Agreement is terminated prior to the one year anniversary of the date of this Agreement, the Advisory Fee will be annualized for such 12-month period based on such Advisory Fee earned by the Advisor during such period.

“Trustee” means a member of the Board of Trustees.

“TSXV” means the TSX Venture Exchange.

“Unitholders” means the registered holders of the Units.

“Units” means the trust units of the REIT.

2.    Appointment. The REIT Parties hereby appoint the Advisor to serve as their advisor to perform the services set forth herein on the terms and conditions set forth in this Agreement, and the Advisor hereby accepts such appointment.

3.    Duties of the Advisor. The Advisor, in its capacity as manager of the assets and the day-to-day operations of the REIT Parties, at all times will be subject to the supervision of the REIT’s Board of Trustees and the Managers, as applicable, and will have only such functions and authority as the REIT Parties may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Advisor hereby. The Advisor will be responsible for the day-to-day operations of the REIT Parties and will perform (or cause to be performed through one or more of its Affiliates or subsidiaries) such services and activities relating to the assets and operations of the REIT Parties as may be appropriate, including, without limitation:

(a)    serve as the REIT Parties’ investment and financial advisor;

(b)    provide the daily management for the REIT Parties, including a chief executive officer, chief financial officer and chief investment officer, and perform and supervise the various administrative functions necessary for the day-to-day management of the operations of the REIT Parties, including the administrative services described on Exhibit A to this Agreement;

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(c)    investigate, select, and, on behalf of the REIT Parties, engage and conduct business with such Persons as the Advisor deems necessary to the proper performance of its obligations hereunder, including, but not limited to, consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, real estate management companies, real estate operating companies, securities investment advisors, mortgagors, the registrar and the transfer agent and any and all agents for any of the foregoing, including Affiliates of the Advisor, and Persons acting in any other capacity deemed by the Advisor necessary or desirable for the performance of any of the foregoing services, including, but not limited to, entering into contracts in the name of the REIT Parties with any of the foregoing;

(d)    consult with the officers, Trustees and Managers of the REIT Parties, as applicable, and assist the Trustees and Managers in the formulation and implementation of the REIT Parties’ (including as it relates to any of their respective subsidiaries) financial policies, and, as necessary, furnish the Board and the Managers, as applicable, with advice and recommendations with respect to the making of investments consistent with the Investment Guidelines and Operating Policies (including, as it relates to any of their respective subsidiaries) and in connection with any borrowings proposed to be undertaken by the REIT Parties and their respective subsidiaries;

(e)    subject to the provisions of Section 4 hereof, (i) participate in formulating an investment strategy and asset allocation framework, (ii) locate, analyze and select potential Investments, (iii) structure and negotiate the terms and conditions of transactions pursuant to which acquisitions and dispositions of Investments will be made (including performing due diligence); (iv) research, identify, review and recommend acquisitions and dispositions of Investments to the Board and the Managers and make Investments on behalf of the REIT Parties in compliance with the Investment Guidelines and Operating Policies; (v) negotiate the terms of and arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with, Investments; (vi) negotiate and enter into leases and service contracts for Real Estate Assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such Real Estate Assets; (vii) actively oversee and manage Investments for purposes of meeting the REIT Parties’ investment objectives and reviewing and analyzing financial information for each of the Investments and the overall portfolio; (viii) select Joint Venture partners, structure and negotiate corresponding agreements and oversee and monitor these relationships; (ix) research, negotiate, select, engage, oversee, supervise and evaluate property managers who perform services for the REIT Parties; (x) engage, oversee, supervise and evaluate Persons with whom the Advisor contracts to perform certain of the services required to be performed under this Agreement; (xi) manage accounting and other record-keeping functions for the REIT Parties, including reviewing and analyzing the capital and operating budgets for the Real Estate Assets and generating an annual budget for the REIT Parties and if requested, their respective subsidiaries; (xii) manage the REIT Parties’ capital improvement program including determining when to execute the program at each Real Estate Asset; and (xiii) recommend various liquidity events to the Board and the Managers when appropriate;

(f)    upon request, but no less than quarterly, provide the Board and the Managers with periodic reports regarding prospective investments;

(g)    negotiate the terms of and make investments in, and dispositions of, Investments within the discretionary limits and authority as granted by the Board and the Managers;

(h)    within the discretionary limits and authority as granted by the Board and the Managers, negotiate on behalf of the REIT Parties with banks or other lenders for Loans to be made to or guaranteed by the REIT Parties, and negotiate on behalf of the REIT Parties with investment banking firms and broker-dealers or negotiate private sales of Units or obtain Loans for the REIT Parties, but in no event in such a manner so that the Advisor shall be acting as broker-dealer or underwriter; provided, further, that any fees and costs payable to third parties incurred by the Advisor in connection with the

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foregoing shall be the responsibility of the applicable REIT Party, or in the case of any guarantee of any obligations of the Operating Partnership, the Operating Partnership;

(i)    at least quarterly, and at any other time reasonably requested by the Board or the Managers, obtain reports (which may, but are not required to, be prepared by the Advisor or its Affiliates), where appropriate, concerning the value of Investments or contemplated investments of the REIT Parties or their respective subsidiaries;

(j)    at least quarterly, and at any other time reasonably requested by the Board or the Managers, make reports to the Board or the Managers, as applicable, of its performance of services to the REIT Parties under this Agreement (including reports with respect to potential conflicts of interest involving the Advisor or any of its Affiliates), the composition and characteristics of the REIT Parties’ portfolio, and compliance with the Investment Guidelines and Operating Policies and other policies approved from time to time by the Board or the Managers;

(k)    provide the REIT Parties with all necessary cash management services;

(l)    deliver to, or maintain on behalf of, the REIT Parties copies of all appraisals obtained in connection with the investments in any Real Estate Assets as may be required to be obtained by the Board or the Managers;

(m)    notify the Board and the Managers of all proposed transactions outside of the Advisor’s delegated authority before they are completed and obtain Board or Managers approval, as applicable, of same;

(n)    negotiate and effect any interests in Investments as may be approved by the Board or the Managers;

(o)    perform investor-relations and Unitholder communications functions for the REIT;

(p)    render such services as may be reasonably determined by the Board of Trustees or the Managers consistent with the terms and conditions herein;

(q)    maintain the REIT Parties’ accounting and other records and assist each REIT Party in filing all reports required to be filed by it under applicable Securities Laws, the Internal Revenue Service and other regulatory agencies;

(r)    do all things necessary to assure its ability to render the services described in this Agreement;

(s)    advise the REIT Parties regarding the maintenance of the REIT Parties’ qualification as Real Estate Investment Trusts and monitor the REIT Parties’ compliance with the various Real Estate Investment Trust qualification requirements and other rules set forth in the Code and any applicable treasury regulations promulgated under the Code, as amended from time to time, and use its commercially reasonable efforts to cause the REIT Parties to qualify as Real Estate Investment Trusts and maintain their qualification as Real Estate Investment Trusts for U.S. federal income tax purposes;

(t)    assist the REIT Parties in qualifying to do business in all applicable jurisdictions in which the REIT Parties or their respective subsidiaries do business, and ensure that the REIT Parties and their respective subsidiaries obtain and maintain all applicable licenses;

(u)    assist the REIT Parties in complying with all regulatory requirements applicable to them with respect to their business activities, including preparing or causing to be prepared all financial

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statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under Securities Laws;

(v)    if requested by the REIT Parties, provide, or cause another qualified third party to provide, such internal audit, compliance and control services as may be required for the REIT Parties and their respective subsidiaries to comply with applicable law (including Securities Laws), and as otherwise requested by the Board or the Managers, as applicable;

(w)    handle and resolve on behalf of the REIT Parties and their respective subsidiaries all routine claims, disputes or controversies, including all routine litigation, securities regulator proceedings, arbitration, settlement or other proceedings or negotiations, in which the REIT Parties or their respective subsidiaries may be involved or to which they may become subject, subject to such limitations or parameters as may be imposed from time to time by the Board or the Managers; and

(x)    use commercially reasonable efforts to cause the REIT Parties and their respective subsidiaries to comply with all applicable laws.

Notwithstanding the foregoing, the Advisor may delegate any of the foregoing duties to any Person so long as the Advisor remains responsible for the performance of the duties set forth in this Section 3; provided, however, that the delegation by the Advisor of any of the foregoing duties to another Person shall not result in an increased Advisory Fee or additional expenses payable hereunder.

4.    Authority of Advisor.

(a)    Pursuant to the terms of this Agreement (including the restrictions included in this Section 4 and in Section 11), and subject to the continuing and exclusive authority of the Board and the Managers, as applicable, over the management of the REIT Parties, the REIT Parties, acting on the authority of the Board of Trustees or the Managers, as applicable, hereby delegate to the Advisor the authority to perform the services described in Section 3.

(b)    Notwithstanding anything herein to the contrary, the Advisor shall obtain the prior approval of (i) the Board and (ii) any particular committee of the Board or the Managers specified by the Board, as the case may be, in connection with (A) any Investment for which the portion of the consideration paid out of the applicable REIT Party’s Equity (defined below) equals or exceeds the lesser of (x) 10% of the aggregate of the book value of the equity of the REIT plus the value of the Class B redeemable units of NHT Operating Partnership, LLC, each as reflected on the most recent statement of financial position of the REIT or (y) $25,000,000, (B) any Investment that is inconsistent with the Investment Guidelines and Operating Policies, or (C) any engagement of Affiliated service providers on behalf of the REIT Parties or their respective subsidiaries, which engagement terms will be negotiated on an arm’s length basis. “Equity” means the applicable REIT Party’s cash on hand, exclusive of the proceeds of any debt incurred or to be incurred in connection with the relevant Investment, and issued and outstanding securities of the applicable REIT Party or any subsidiary of the applicable REIT Party (including, for certainty, any Class B redeemable units of NHT Operating Partnership, LLC).

(c)    If a transaction requires approval by the Independent Trustees, the Advisor will deliver to the Independent Trustees all documents and other information required by them to properly evaluate the proposed transaction.

(d)    For the period and on the terms and conditions set forth in this Agreement, the REIT Parties and their respective subsidiaries hereby constitute, appoint and authorize the Advisor as their true and lawful agent and attorney-in-fact, in its name, place and stead, to negotiate, execute, deliver and enter into agreements, instruments and authorizations on their behalf, on such terms and conditions as the Advisor, acting in its sole and absolute discretion, deems necessary or appropriate (subject to any

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limitations imposed by the Board or the Managers). This power of attorney is deemed to be coupled with an interest.

5.    No Partnership or Joint Venture. The REIT Parties and the Advisor are not partners or joint venturers with each other and nothing herein shall be construed to make them partners or joint venturers or impose any liability as such on any of them.

6.    Personnel. Any staff engaged by the Advisor to provide the services which the Advisor is obliged to provide pursuant to or in respect of this Agreement shall be employees of the Advisor and not of the REIT Parties and all costs relating to their employment, termination or severance shall be the responsibility of the Advisor. The withholding and payment of any amounts required to be withheld and paid to any governmental authority, including, but without limitation, all applicable taxes, shall be withheld and paid by the Advisor.

7.    Bank Accounts. The Advisor may establish and maintain one or more bank accounts in its own name for the account of the REIT Parties and any of their respective subsidiaries or in the name of the REIT Parties and their respective subsidiaries and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the REIT Parties or their respective subsidiaries, consistent with the authority granted under Section 4 and in such other circumstances as the Board or the Managers, as applicable, may approve, provided that no funds shall be commingled with the funds of the Advisor; and the Advisor shall upon request render appropriate accountings of such collections and payments to the Board, the Managers and to the auditors of the REIT Parties.

8.    Advisor’s Conduct. In consultation with the REIT Parties, the Advisor shall maintain an effective system of audits and controls adequate to ensure that the Advisor and its agents, representatives and employees are trained to perform their respective obligations and meet the requirements of the Advisor set forth under this Agreement and pursuant to applicable requirements of governmental authorities. In furtherance thereof, the Advisor shall obtain and maintain such licenses, permits and other governmental approvals or qualifications required to enable the Advisor to perform its obligations hereunder. The Advisor shall maintain a file of such documentation as may be required under applicable laws and shall make such file available to the REIT Parties for inspection upon either REIT Party’s reasonable request.

9.    Declaration of Trust and Operating Agreement. The Advisor hereby acknowledges that it is cognizant of the terms and provisions of the Declaration of Trust and the Operating Agreement, including specifically the Investment Guidelines and Operating Policies set forth in the Declaration of Trust, and agrees to act in accordance therewith in a competent, honest, diligent and efficient manner, in good faith and further agrees not to cause the REIT Parties to breach any of the terms of the Declaration of Trust or the Operating Agreement.

10.    Records; Access; Confidentiality.

(a)    The Advisor shall maintain appropriate books of accounts and records of all its activities hereunder and make such records available for inspection by the Trustees and by counsel, auditors and authorized agents of the REIT Parties, at any time and from time to time.

(b)    The Advisor acknowledges that it has significant strategic and historical information and experience with respect to the Real Estate Assets and that such information and experience is a key factor in the REIT Parties determining to enter into this Agreement with the Advisor. The Advisor agrees that throughout the term of this Agreement it will, subject to applicable laws and agreements relating to the disclosure of information: (i) at the request of the REIT Parties or as required to perform the obligations of the Advisor hereunder, provide the REIT Parties with access to all strategic and historical

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information, and (ii) otherwise use such information and experience in providing the services which the Advisor has agreed to and is required to provide hereunder.

(c)    The Advisor shall at all reasonable times have access to the books and records of the REIT Parties and their respective subsidiaries. The REIT Parties shall promptly make available to the Advisor all files in its possession pertaining to the Real Estate Assets and shall furnish or cause to be furnished to the Advisor such additional information under its possession or control as the Advisor reasonably requests with respect to the Real Estate Assets or the Advisor’s performance of the services agreed to be provided from time to time between it and the Advisor. The REIT Parties acknowledge that the Advisor may in certain cases require the assistance and co-operation of the REIT Parties in the performance of the duties of the Advisor hereunder. In that regard, the REIT Parties covenant and agree to provide all necessary assistance and co-operation on a timely basis to enable the Advisor to comply with its obligations herein.

(d)    The Advisor shall keep confidential any and all information obtained in connection with the services rendered under this Agreement and shall not disclose any such information (or use the same except in furtherance of its duties under this Agreement) to unaffiliated third parties except (i) with the prior written consent of the Board or the Managers, as applicable, (ii) to legal counsel, accountants or other professional advisors or consultants engaged by the REIT Parties, (iii) to appraisers, financing sources and others in the ordinary course of the REIT Parties’ business, (iv) to governmental officials having jurisdiction over the REIT Parties (and their respective subsidiaries), (v) in connection with any governmental or regulatory filings of the REIT Parties or their respective subsidiaries, or disclosure or presentations to REIT Party investors, (vi) as required by law or legal process to which the Advisor or any Person to whom disclosure is permitted hereunder is a party, or (vii) to the extent such information is otherwise publicly available through the actions of a Person other than the Advisor not resulting from Advisor’s violation of this Section 10.

11.    Limitations on Activities. Notwithstanding anything herein to the contrary, the Advisor shall not take any action that, would (a) adversely affect the maintenance of the REIT Parties’ qualification as Real Estate Investment Trusts, unless the Board or Managers, as applicable, has determined that the maintenance of the REIT Parties’ Real Estate Investment Trust qualification is not in the best interests of the REIT Parties, (b) be contrary to or inconsistent with the Investment Guidelines and Operating Policies or (c) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the REIT Parties, the Units, or otherwise not be permitted by the Declaration of Trust or the Operating Agreement, except if such action shall be ordered by the Board or the Managers, as applicable, in which case the Advisor shall notify promptly the Board or the Managers, as applicable, of the Advisor’s judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board or the Managers. In such event, the Advisor shall have no liability for acting in accordance with the specific instructions of the Board or the Managers so given. The Advisor shall comply in all material respects with all applicable law and regulations.

12.    Compensation.

(a)    During the term hereof, as the same may be extended from time to time, Holdings shall pay the Advisor the Advisory Fee. The Advisor shall compute each installment of the Advisory Fee as promptly as possible after the end of the month with respect to which such installment is payable. The accrued fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. A copy of the computations made by the Advisor to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board and the Managers. The Advisory Fee shall be paid in cash.

(b)    The Advisor may waive a portion of its fees. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for

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such month shall be computed in a manner consistent with the calculation of the fees payable on a monthly basis.

13.    Expenses.

(a)    In addition to the Advisory Fee, Holdings shall pay directly or reimburse the Advisor for all of the documented Operating Expenses and Offering Expenses (together, “Expenses”) paid or incurred by the Advisor or its Affiliates in connection with the services it provides to the REIT Parties and their respective subsidiaries pursuant to this Agreement. Any Expenses payable by Holdings or reimbursable to the Advisor pursuant to this Agreement shall not be in amounts greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s length basis. Reimbursement of Operating Expenses under this Section 13, plus Advisory Fees and Incentive Fees, may not exceed 1.5% of REIT Asset Value for any calendar year or portion thereof, provided, however, that this limitation will not apply to legal, accounting, financial, due diligence and other service fees incurred in connection with a future debt or equity raise or extraordinary litigation and mergers and acquisitions and other events outside the REIT Parties’ ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of Real Estate Assets.

(b)    The Advisor shall prepare a statement documenting all Expenses incurred during each month, and shall deliver such statement to the REIT Parties within 15 business days after the end of each month. Expenses incurred by the Advisor on behalf of the REIT Parties and their respective subsidiaries and payable pursuant to this Section 13 shall be reimbursed no later than the 15th business day immediately following the date of delivery of such statement of Expenses to the REIT Parties.

14.    Other Services. Should the Board or the Managers request that the Advisor or any director, officer or employee thereof render services for the REIT Parties or their respective subsidiaries other than set forth in Section 3, such services shall be separately compensated at such customary rates and in such customary amounts as are agreed upon by the Advisor and the Board or the Managers, as applicable, including a majority of the Independent Trustees where applicable, subject to the limitations contained in the Declaration of Trust and the Operating Agreement, and shall not be deemed to be services pursuant to the terms of this Agreement.

15.    Other Activities of the Advisor.

(a)    Except as set forth in this Section 15, nothing herein contained shall prevent the Advisor or any of its Affiliates from engaging in or earning fees from other activities, including, without limitation, the rendering of advice to other Persons (including other Real Estate Investment Trusts) and the management of other programs advised, sponsored or organized by Highland or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, member, partner, employee, stockholder or equityholder of the Advisor or its Affiliates to engage in or earn fees from any other business or to render services of any kind to any other partnership, corporation, firm, individual, trust or association and earn fees for rendering such services; provided, however, that the Advisor must devote sufficient resources to the REIT Parties’ businesses to discharge its obligations to the REIT Parties under this Agreement. The Advisor may, with respect to any investment in which a REIT Party is a participant, also render advice and service to each and every other participant therein, and earn fees for rendering such advice and service. Specifically, it is contemplated that the REIT Parties may enter into Joint Ventures or other similar co-investment arrangements with certain Persons, and pursuant to the agreements governing such Joint Ventures or arrangements, the Advisor may be engaged to provide advice and service to such Persons, in which case the Advisor will earn fees for rendering such advice and service.

(b)    The Board and the Managers acknowledge that the Advisor and its Affiliates are subject to various conflicts of interest, including without limitation, those set forth in the Prospectus. The Advisor shall report to the Board and the Managers the existence of any condition or circumstance, existing or

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anticipated, of which it has knowledge, which creates or is reasonably likely to create a conflict of interest between the Advisor’s obligations to the REIT Parties and its obligations to or its interest in any other partnership, corporation, firm, individual, trust or association.

16.    Term and Termination.

(a)    Duration. This Agreement shall become effective on the date first set forth above, such date being the date on which this Agreement has been executed following the approval of the Managers and the REIT’s Board of Trustees. Unless terminated as herein provided, this Agreement shall remain in full force and effect until the date that is two years after the effective date of this Agreement. Subsequent to such initial period of effectiveness, this Agreement shall continue in full force and effect, subject to paragraph 16(c), so long as such continuance is approved at least annually by (i) the Managers and (ii) either (a) the REIT’s Board of Trustees or (b) a vote of the Unitholders.

(b)    Amendment. No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought. Any amendment of this Agreement shall be approved by (i) the Managers and (ii) either (a) the REIT’s Board of Trustees or (b) a vote of the Unitholders.

(c)    Termination. This Agreement may be terminated (i) by the REIT Parties upon the occurrence of a breach by the Advisor of this Agreement by giving written notice to the Advisor of the occurrence of such breach, whereupon this Agreement shall terminate 60 days after delivery of such written notice; (ii) by the REIT Parties upon the occurrence of a Cause Event by the Advisor by giving written notice to the Advisor of the occurrence of such Cause Event, whereupon this Agreement shall immediately terminate after delivery of such written notice; (iii) by the REIT Parties, without cause or due to a Change in Control of a REIT Party, by giving written notice to the Advisor, whereupon this Agreement shall terminate 180 days after delivery of such written notice; and (iv) by the Advisor upon a default or the general assignment for the benefit of creditors or bankruptcy by a REIT Party by giving written notice to the REIT Parties, whereupon this Agreement shall immediately terminate after delivery of such written notice.

17.    Payments and Duties Upon Termination.

(a)    Amounts Owed. Upon the termination of this Agreement pursuant to Section 16(c)(iii) above, or if this Agreement is not continued pursuant to Section 16(a) above, the REIT shall pay the Advisor the Termination Fee within 30 days after the effective date of such termination.

(b)    Advisor’s Duties. The Advisor shall promptly upon termination of this Agreement:

(i)    pay over to the REIT Parties all money collected and held for the account of the REIT Parties and their respective subsidiaries pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(ii)    deliver to the Board and the Managers a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board and the Managers;

(iii)    deliver to the Board and the Managers, as applicable, all assets, including all Investments, and documents of the REIT Parties and their respective subsidiaries then in the custody of the Advisor; and

(iv)    reasonably cooperate with the REIT Parties and their respective subsidiaries, at the REIT Parties’ expense, to provide an orderly management transition.

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18.Internalization. At any time at which the REIT and the Advisor mutually agree to internalize the Advisor, pursuant to which the REIT will purchase all, but not less than all, of the outstanding and issued partnership interests of the Advisor (the “Advisor Equity”) from the Advisor (the “Internalization”) and its general partner, NexPoint Real Estate Advisors GP, LLC (the “Advisor GP”), the purchase price for the Advisor Equity shall be equal to the Internalization Fee. At the closing of the Internalization (the “Internalization Closing”), the REIT shall pay the Internalization Fee to the Advisor in units of the REIT; provided, however, to the extent that any required regulatory approvals for the issuance of units of the REIT are not obtained, the REIT shall pay the Internalization Fee to the Advisor in cash, unless otherwise agreed by the parties. At the Internalization Closing, the Advisor and the Advisor GP shall transfer the Advisor Equity, free and clear of any lien or encumbrance, and shall deliver to the REIT certificates evidencing the Advisor Equity, duly endorsed in blank and accompanied by a duly executed instrument of assignment separate from the certificate, together with any other documentation requested by the REIT. For the avoidance of doubt, if the Internalization occurs pursuant to this Section 18, the Advisor shall not be entitled to the Termination Fee provided under Section 17.

19.Limitation of Liability, Exculpation and Indemnification by the REIT Parties and their Respective Subsidiaries.

(a)Whether or not expressly provided in this Agreement, every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Advisor or any of its respective Affiliates and their respective partners, members, officers, directors, employees and agents (including parties acting as agents for the execution of transactions) (each, a “Covered Person” and collectively, “Covered Persons”) shall be subject to the provisions of this Section 19.

(b)To the fullest extent permitted by law, no Covered Person shall be liable to the REIT Parties and their respective subsidiaries (including but not limited to (i) any act or omission by any Covered Person in connection with the conduct of the business of the REIT Parties or their respective subsidiaries, that is determined by such Covered Person in good faith to be in or not opposed to the best interests of the REIT Parties or their respective subsidiaries, (ii) any act or omission by any Covered Person based on the advice of any professional advisor of the REIT Parties or their respective subsidiaries whom such Covered Person believes is authorized to provide such advice to the REIT Parties or their respective subsidiaries, (iii) any act or omission by the REIT Parties or their respective subsidiaries, or (iv) any mistake, negligence, misconduct or bad faith of any broker or other agent of the REIT Parties or their respective subsidiaries selected by the Covered Person with reasonable care), unless any act or omission by such Covered Person constitutes bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties (as determined by a non-appealable judgment of a court or arbitration proceeding of competent jurisdiction).

(c)A Covered Person may consult with legal counsel or accountants selected by such Covered Person and any act or omission by such Covered Person on behalf of the REIT Parties or their respective subsidiaries or in furtherance of the business of the REIT Parties or their respective subsidiaries in good faith in reliance on and in accordance with the advice of such counsel or accountants shall be full justification for the act or omission, and such Covered Person shall be fully protected in so acting or omitting to act if the counsel or accountants were selected with reasonable care.

(d)To the fullest extent permitted by law, the REIT Parties or their respective subsidiaries shall indemnify and save harmless Covered Persons, from and against any and all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by any Covered Person and arise out of or in connection with the business or investments of the REIT Parties or their respective subsidiaries, or the performance by the Covered Person of its responsibilities hereunder, provided that the Covered Person shall not be entitled to indemnification hereunder to the extent the Covered Person’s conduct constitutes

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bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties (as determined by a non-appealable judgment of a court or arbitration proceeding of competent jurisdiction). The termination of any proceeding by settlement, judgment, order or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Covered Person’s conduct constituted bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties. Notwithstanding the foregoing, in no event shall the REIT Parties or their respective subsidiaries be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits.

(e)    Expenses incurred by a Covered Person in defense or settlement of any claim that shall be subject to a right of indemnification hereunder, shall be advanced by the REIT Parties or their respective subsidiaries prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay the amount advanced to the extent that it shall be determined ultimately that the Covered Person is not entitled to be indemnified hereunder.

(f)    The right of any Covered Person to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which the Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall be extended to the Covered Person’s successors, assigns and legal representatives.

(g)    The provisions of this Section 19 are expressly intended to confer benefits upon Covered Persons and such provisions shall remain operative and in full force and effect regardless of the expiration or any termination of this Agreement.

(h)    No Covered Person shall be liable hereunder for any settlement of any action or claim effected without its written consent thereto.

(i)    The REIT shall carry Trustees’ and officers’ liability insurance in respect of any Trustee, officer or employee of the Advisor who serves as a Trustee, or officer of the REIT or any of its subsidiaries in such amounts and for such periods as are consistent with industry practice.

20.    Indemnification by the Advisor.

(a)    The Advisor shall indemnify and hold harmless the REIT Parties and their respective Trustees, Managers, directors, officers, Unitholders, employees, equityholders and agents from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred due to the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of duties of the Advisor or any of its respective Affiliates and their respective partners, members, officers, directors, employees and agents (including parties acting as agents for the execution of transactions); provided, however, that so long as the Advisor has acted in good faith, the Advisor shall not be liable for any consequences resulting from the REIT Parties following or declining to follow any advice or recommendation made by the Advisor or any action taken by the Advisor in accordance with this Agreement.

(b)    Notwithstanding anything in this Agreement to the contrary, the aggregate maximum amount that the Advisor may be liable to the REIT Parties pursuant to this Agreement shall, to the extent not prohibited by law, never exceed the amount of the Advisory Fees received by the Advisor under this Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability shall have occurred. In no event shall the Advisor be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The foregoing limitations shall not apply to the extent such damages are determined in a final binding non-

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appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties of the Advisor.

(c)    The provisions of this Section 20 are expressly intended to confer benefits upon the REIT Parties and such provisions shall remain operative and in full force and effect regardless of the expiration or any termination of this Agreement.

21.    Use of the Name NexPoint. The Advisor has consented to the use by the REIT and its subsidiaries of the “NexPoint” name and logo and related marks and designs. Such consent is conditioned upon the employment of the Advisor as the investment advisor to the REIT. The “NexPoint” name and logo and related marks and designs may be used from time to time in other connections and for other purposes by the Advisor and any of its affiliates. The Advisor may require the REIT and its subsidiaries to cease using the “NexPoint” name and logo and related marks and designs at any time on 180 days’ written notice following any date on which the REIT ceases to employ, for any reason, the Advisor, any successor thereto or any affiliate thereof as investment advisor of the REIT.

22.    Notices. All notices or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly received (a) if given by electronic mail transmitted delivery receipt requested, upon receipt of a delivery receipt, (b) if given by certified or registered mail, return receipt requested, postage prepaid, three business days after being deposited in the U.S. mails and (c) if given by courier or other means, when received or personally delivered, and, in any such case, addressed as follows:

To the REIT Parties:    NexPoint Residential Trust, Inc.

300 Crescent Court

Suite 700

Dallas, Texas 75201

Attention: Brian Mitts

Email: BMitts@Highlandfunds.co

with a copy to:

Winston & Strawn, LLP
2121 N Pearl St.
Dallas, Texas 75201
Attention: Charles T. Haag
Email: chaag@winston.com

and to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7
Attention: Bill Gorman
Email: bgorman@goodmans.ca

To the Advisor:    NexPoint Real Estate Advisors VI, L.P.

300 Crescent Court
Suite 700
Dallas, Texas 75201
Attention: Brian Mitts
Email: BMitts@Highlandfunds.com

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with a copy to:

Highland Capital Management, L.P.
300 Crescent Court
Suite 700
Dallas, Texas 75201
Attention: Thomas Surgent
Email: TSurgent@Highlandfunds.com

Any party may at any time give notice in writing to the other parties of a change in its address for the purposes of this Section 22.

23.    Assignment.

(a)    The Advisor shall not have the right to assign its rights or interest in this Agreement (by operation of law or otherwise) unless approved by the REIT Parties, which approval may be unreasonably withheld in the REIT Parties’ sole, absolute and unfettered discretion. Notwithstanding the foregoing, the Advisor may, on 10 days’ prior written notice to the REIT Parties, assign its rights or interest in or delegate its duties or obligations under this Agreement to an Affiliate of the Advisor without the REIT Parties’ approval, provided that in the case of an assignment to an Affiliate of the Advisor, the level of service provided by the successor does not change and such Affiliate and the Advisor shall be jointly and severally bound to the REIT Parties for all obligations of the Advisor and the assignee hereunder.

(b)    The REIT Parties shall not have the right to assign its rights or interest in this Agreement unless approved by the Advisor, which approval may be unreasonably withheld in the Advisor’s sole, absolute and unfettered discretion. Notwithstanding the foregoing, either REIT Party may, on 10 days’ prior written notice to the Advisor, assign its right or interest under this Agreement (in whole or in part) to an Affiliate without the Advisor’s consent, provided that the applicable REIT Party and such Affiliate shall be jointly and severally bound to the Advisor for all obligations of the applicable REIT Party and the assignee hereunder.

24.    Modification. This Agreement shall not be amended, supplemented, modified, terminated, or discharged, in whole or in part, except by an instrument in writing signed by the parties hereto, or their respective successors or assignees.

25.    Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

26.    Survival. The obligations set forth in Sections 10, 17, 19 and 20 shall indefinitely survive the termination or expiration of this Agreement.

27.    Currency. All sums of money referenced to herein shall be in United States dollars.

28.    Time of the Essence. Time shall be of the essence of this Agreement.

29.    Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial. THE PROVISIONS OF THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AS AT THE TIME IN EFFECT, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. THE PARTIES TO THIS AGREEMENT HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF NEW YORK, INCLUDING ANY APPELLATE COURTS THEREOF. THE PARTIES ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY

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AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

30.    Entire Agreement. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

31.    No Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

32.    Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

33.    Headings. The titles of Sections and Subsections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

34.    Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

35.    Limitation of Recourse. There shall be no liability under this Agreement of, nor any recourse under this Agreement to, any Trustee, Manager director, officer, Unitholder, equityholder, employee or agent of the REIT Parties.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

NEXPOINT HOSPITALITY TRUST

By: /s/ Brian Mitts_______________________

Name: Brian Mitts

Title: Corporate Secretary

NHT HOLDINGS, LLC

By: /s/ Matt McGraner____________________

Name: Matt McGraner

Title: Authorized Signatory

NEXPOINT REALESTATE ADVISORS VI, L.P.

By:    NexPoint Real Estate Advisors GP, LLC, its general partner

By:    NexPoint Advisors, L.P., its sole member

By:    NexPoint Advisors GP, LLC, its general partner

By:    /s/ James Dondero___________________

Name: James Dondero

Title: President

[Signature Page to Advisory Agreement]

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Exhibit A

Description of Administration Services.

Advisor will perform the following administration services:

(i)	Prepare monthly transaction listings;

(ii)	Supply various normal and customary portfolio and REIT Party statistical data as requested on an ongoing basis;

(iii)

Prepare for execution and file the REIT Parties’ Federal and state tax returns: prepare a fiscal tax provision in coordination with the annual audit; prepare an excise tax provision; and prepare all relevant 1099 calculations;

(iv)	Coordinate contractual relationships and communications between the REIT Parties and their contractual service providers;

(v)	Coordinate printing of any REIT annual Unitholder reports;

(vi)	Prepare income and capital gain distributions;

(vii)	Prepare the quarterly and annual financial statements and management’s discussion and analysis;

(viii)	Monitor the REIT Parties’ compliance with the Internal Revenue Code of 1986;

(ix)

Mange the regulatory compliance of the REIT Parties, which include making all required filings and preparing all documents, data and analysis required by the REIT Parties for regulatory filings, including annual information forms, management information circulars, insider trading reports, financial statements, management’s discussion and analysis, business acquisition reports, press releases and all other documents necessary for continuous disclosure requirements pursuant to applicable stock exchange rules and Securities Laws;

(x)

Assist in the preparation of notices of meetings of Unitholders, as applicable, coordinate preparation of proxy statements, including obtaining information required to be disclosed by applicable regulations and the engagement of proxy solicitors on behalf of the REIT Parties;

(xi)

Assist in obtaining trustees’ and officers’/errors and omissions insurance policies for the REIT, including evaluation of insurance carriers, recommending appropriate coverage levels and evaluating the costs thereof, as such policies are approved by the REIT’s Board of Trustees;

(xii)	Draft agendas and resolutions for quarterly and special board meetings;

(xiii)	Coordinate the preparation, assembly and posting of board materials;

(xiv)	Attend board meetings and draft minutes thereof;

(xv)	Maintain the REIT Parties’ calendar to assure compliance with various filing and board approval deadlines;

(xvi)	Prepare and coordinate the REIT Parties’ state notice filings;

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(xvii)

Furnish the REIT Parties’ office space in the offices of Advisor, or in such other place or places as may be agreed from time to time, and all necessary office facilities, simple business equipment, supplies, utilities and telephone service for managing the affairs of the REIT Parties;

(xviii)	Perform clerical, bookkeeping and other administrative services not provided by the REIT Parties’ other service providers;

(xix)	Determine or oversee the determination of the REIT’s REIT Asset Value in accordance with the REIT’s policies as adopted from time to time by the Board of Trustees;

(xx)

Oversee the maintenance by the REIT Parties’ custodian and transfer agent and distribution disbursing agent of certain books and records of the REIT Parties and maintain (or oversee maintenance by such other persons as approved by the Board of Trustees or the Managers, as applicable) such other books and records required by law or for the proper operation of the REIT Parties;

(xxi)	Prepare such information and reports as may be required by any stock exchange or exchanges on which the Units are listed;

(xxii)

Determine the amounts available for distribution to be paid by the REIT to its Unitholders calculate, analyze and prepare a detailed income analysis and forecast future earnings for presentation to the Board of Trustees and the Managers, as applicable; prepare and arrange for distribution notices to Unitholders and provide the REIT Parties’ distribution disbursing agent and custodian with such information as is required for such parties to effect the payment of distributions and to implement the REIT Parties’ distribution reinvestment plan, if any;

(xxiii)	Serve as liaison between the REIT Parties and each of their service providers;

(xxiv)

Assist in monitoring and tracking the daily cash flows of the individual assets of the REIT Parties, as well as security position data of portfolio investments; assist in resolving any identified discrepancies with the appropriate third party, including the REIT Parties’ custodian, administrative agents and other service providers, through various means including researching available data via agent notices, financial news and data services, and other sources;

(xxv)	Monitor compliance with leverage tests under the REIT Parties’ credit facility, if any, and communicate with leverage providers and rating agencies;

(xxvi)	Coordinate negotiation and renewal of credit agreements for presentation to the Board of Trustees and Managers;

(xxvii)	Coordinate negotiations of agreements with counterparties and the REIT Parties’ custodian for derivatives and similar transactions, as applicable;

(xxviii)	Provide assistance with the closing of Real Estate Asset purchases and dispositions;

(xxix)	Coordinate and oversee the provision of legal services to the REIT Parties;

(xxx)

Cooperate with the REIT Parties’ independent registered public accounting firm in connection with audits and reviews of the REIT Parties’ financial statements, including interviews and other meetings, as necessary;

(xxxi)	Provide Secretary and any Assistant Secretaries, Treasurer and any Assistant Treasurers and other officers for the REIT Parties as requested;

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(xxxii)	Develop or assist in developing guidelines and procedures to improve overall compliance by the REIT Parties;

(xxxiii)	Determine and monitor expense accruals for the REIT Parties;

(xxxiv)	Authorize expenditures and approve bills for payment on behalf of the REIT Parties;

(xxxv)	Monitor the number of Units listed and assist in the qualification and distribution of additional Units, as necessary;

(xxxvi)	Exercise or procure the exercise of any rights of the REIT Parties with respect to any class action proceedings or other legal action concerning investments of the REIT Parties;

(xxxvii)	Prepare such reports as the Board of Trustees or the Managers, of the REIT Parties may request from time to time;

(xxxviii)	Handle all communications with the REIT’s Unitholders and research analysis;

(xxxix)	Engage and communicate with investment bankers related to equity and debt offerings; and

(xl)	Perform such additional administrative duties relating to the administration of the REIT Parties as may subsequently be agreed upon in writing between the REIT Parties and Advisor.

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Exhibit 10.8

LOAN AGREEMENT

Dated as of February 23, 2019

Among

2325 STEMMONS TRS, INC., a Delaware corporation, 2325 STEMMONS HOTEL

PARTNERS, LLC, a Delaware limited liability company, HCRE ADDISON, LLC, a

Delaware limited liability company, HCRE ADDISON TRS, LLC, a Delaware limited liability company, HCRE PLANO, LLC, a Delaware limited liability company, HCRE PLANO TRS,

LLC, a Delaware limited liability company, HCRE LAS COLINAS, LLC, a Delaware limited liability company, HCRE LAS COLINAS TRS, LLC, a Delaware limited liability company,

NM SP, LLC, a Delaware limited liability company, and NHT SP TRS, LLC, a Delaware limited liability company

collectively, as Borrower

and

DELPHI CRE FUNDING LLC,

a Delaware limited liability company,

and the other Lenders from time to time party hereto,

as Lenders.

and

ACORE CAPITAL MORTGAGE, LP,

a Delaware limited partnership,

as Administrative Agent for the Lenders

Property: Highland 5 Pack Portfolio

Loan Amount: $88,000,000.00

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Page

Section 1.1.    Definitions    1

Section 1.2.    Location of Additional Defined Terms    24

Section 1.3.    Principles of Construction    26

ARTICLE II GENERAL TERMS    26

Section 2.1.    The Loan    26

Section 2.2.    Interest Rate    26

Section 2.3.    Loan Payment    27

ARTICLE III CASH MANAGEMENT: RESERVE ACCOUNTS    34

Section 3.1.    Cash Management    34

Section 3.2.    Required Deposits    35

Section 3.3.    Disbursements from the Reserve Accounts    38

Section 3.4.    Accounts Generally    38

ARTICLE IV REPRESENTATIONS AND WARRANTIES    39

Section 4.1.    Organization    39

Section 4.2.    Authority: Enforceability    39

Section 4.3.    No Conflicts    40

Section 4.4.    Litigation: Judgments    40

Section 4.5.    Agreements    40

Section 4.6.    Title    40

Section 4.7.    Solvency    41

Section 4.8.    Compliance    41

Section 4.9.    Condemnation    41

Section 4.10.    Utilities and Public Access    41

Section 4.11.    Separate Tax Lots: Assessments    42

Section 4.12.    Insurance    42

Section 4.13.    Use of Property: Licenses    42

Section 4.14.    Flood Zone    42

Section 4.15.    Physical Condition    42

Section 4.16.    Boundaries: Survey    42

Section 4.17.    Leases    43

Section 4.18.    Filing and Recording Taxes    43

Section 4.19.    Special Purpose Entity    43

Section 4.20.    Financial Information; Disclosure    43

Section 4.21.    Certain Regulations    44

Section 4.22.    Sanctions: Anti-Money Laundering: Anti-Corruption    44

Section 4.23.    Hotel Matters    45

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Section 4.24.    Mezzanine Loan Matters    45

Section 4.25.    Operating Lease Representations    45

ARTICLE V BORROWER COVENANTS    46

Section 5.1.    Affirmative Covenants    46

Section 5.2.    Negative Covenants    61

ARTICLE VI EVENTS OF DEFAULT: REMEDIES: EXCULPATION    68

Section 6.1.    Events of Default    68

Section 6.2.    Remedies    71

Section 6.3.    Limitation on Remedies    74

ARTICLE VII SECONDARY MARKET TRANSACTIONS; SERVICING    78

Section 7.1.    Secondary Market Transactions    78

Section 7.2.    Borrower Cooperation    78

Section 7.3.    Securitization Indemnification    81

Section 7.4.    Rating Agency Confirmations    84

ARTICLE VIII MISCELLANEOUS    84

Section 8.1.    Survival    84

Section 8.2.    Administrative Agent Matters    84

Section 8.3.    Governing Law    86

Section 8.4.    Modification, Waiver in Writing    88

Section 8.5.    Delay Not a Waiver    88

Section 8.6.    Notices    88

Section 8.7.    Trial by Jury    89

Section 8.8.    Headings    90

Section 8.9.    Severability    90

Section 8.10.    Preferences    90

Section 8.11.    Waiver of Notice    90

Section 8.12.    Remedies of Borrower    90

Section 8.13.    Schedules Incorporated    91

Section 8.14.    Offsets    91

Section 8.15.    No Joint Venture or Partnership: No Third Party Beneficiaries    91

Section 8.16.    Publicity    91

Section 8.17.    Waiver of Marshalling of Assets    92

Section 8.18.    Conflict; Construction of Documents; Reliance    92

Section 8.19.    Brokers and Financial Advisors    92

Section 8.20.    Prior Agreements    92

Section 8.21.    Time is of the Essence    93

Section 8.22.    Certain Additional Rights of Administrative Agent (VCOC)    93

Section 8.23.    Duplicate Originals    93

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Section 8.24.    Prepayment Charges    93

Section 8.25.    Registrar    94

Section 8.26.    Multiple Property Provisions    94

Section 8.27.    Multiple Borrower Provisions    96

SCHEDULES

Exhibit A    -    Legal Description of Property

Exhibit B-1    -    Form of Officer’s Certificate

Exhibit B-    -    Form of Certificate of Authority

Exhibit C    -    Initial Approved Annual Budget

Exhibit D    -    Project Budget

Schedule I    -    Immediate Repairs, Deadlines for Completion, Funds Reserved

Schedule II    -    Organizational Structure

Schedule III    -    Definition of Special Purpose Entity and Related Terms

Schedule IV    -    Franchise Agreements; Management Agreements

Schedule V    -    Disclosures

Schedule VI    -    Required Policies and Related Terms

Schedule VII    -    Required Reports

Schedule VIII    -    Post-Closing Obligations

Schedule IX    -    Existing Leases

Schedule X    -    Operating Leases

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LOAN AGREEMENT

THIS LOAN AGREEMENT, dated as of February 23, 2019 (as amended, restated, replaced, supplemented or otherwise modified from time to time, this “Agreement”), is made by and among the entity or entities identified on the signature page hereto as Borrower (together with its permitted successors and assigns. ‘‘Borrower”) the entity or entities identified on the signature page hereto as Lender and the other Lenders from time to time party hereto, and ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, as administrative agent for the Lenders (in such capacity, together with its successors and assigns. “Administrative Agent”).

WHEREAS, Borrower desires to obtain a loan from Lender in the original principal amount of EIGHTY-EIGHT MILLION AND 00/100 DOLLARS ($88,000,000.00) (the “Loan”). and Lender is willing to make the Loan on the terms and conditions set forth in this Agreement and the other Loan Documents.

NOW THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant, agree, represent and warrant as follows:

Article I

DEFINITIONS: PRINCIPLES OF CONSTRUCTION

Section I.1.    Definitions. For all purposes of this Agreement, except as otherwise expressly required or unless the context clearly indicates a contrary intent:

“Acceptable Counterparts” means a counterpart): to an Interest Rate Cap Agreement, or the guarantor of such counterparty’s obligations under an Interest Rate Cap Agreement (provided that the form and substance of such guaranty is acceptable to Administrative Agent) that has a long-term unsecured debt rating of not less than “A” by S&P and “A2” from Moody’s, which rating shall not include a “t” or otherwise reflect a termination risk.

“Affiliate” means, as to any Person, any other Person that (a) directly or indirectly owns twenty percent (20%) or more of the ownership interests in such Person, and/or (b) is in Control oil is Controlled by or is under common Control with such Person, and/or (c) is a director, partner, officer or employee of such Person or of an Affiliate of such Person, and/or (d) is the spouse, issue, or parent of such Person or an Affiliate of such Person.

“Affiliated Manager” means any Manager that is (a) owned, directly or indirectly, by any Person that owns a direct or indirect ownership interest in Borrower, or (b) Controls, is Controlled by, or is under common Control with Borrower or any Person that owns a direct or indirect ownership interest in Borrower.

LOAN AGREEMENT – Page 1

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“Alternative Rate” means, for any Interest Period for which an Alternative Rate Condition exists, with respect to that portion of the Outstanding Principal Balance evidenced by a Note, the greater of (a) the sum of (i) the Alternative Spread applicable to such Note plus (ii) the Alternative Rate Index for such Interest Period, and (b) the sum of (i) the Spread applicable to such Note. plus (ii) the number of basis points described in clause (a) of the definition of LIBOR.

“Alternative Rate Conditions” means the existence of any of the following conditions, as determined by Administrative Agent in good faith: (a) adequate and reasonable means do not exist for ascertaining LIBOR or that a contingency has occurred which materially and adversely affects the London Interbank Eurodollar Market at which a Lender prices loans (which determination by Administrative Agent shall be conclusive and binding on Borrower in the absence of manifest error), or (b) a Change in Law has made it unlawful for a Lender to maintain the LIBOR rate with respect to the Loan, or any portion thereof, (c) LIBOR does not adequately and fairly reflect the cost to a Lender of making or maintaining the Loan or (d) the Alternative Rate Conditions (LIBOR Replacement) exist.

“Alternative Rate Conditions (LIBOR Replacement)” means that Administrative Agent determines in good faith that one or more replacements to LIBOR as an index for determining the interest rate payable for floating rate commercial real estate loans has been broadly adopted by the commercial real estate finance industry and Administrative Agent elects to convert this Loan to the Alternative Rate Index (LIBOR Replacement).

“Alternative Rate Index” means the Alternative Rate Index (Prime) unless and until the Alternative Rate Conditions (LIBOR Replacement) exist, in which case the Alternative Rate Index means the Alternative Rate Index (LIBOR Replacement). If any applicable Alternative Rate Index ceases to be generally published or is limited, regulated or administered by a governmental or quasi-governmental body, then Administrative Agent shall select a reasonably’ comparable interest rate index. Administrative Agent’s determination of the Alternative Rate Index shall be binding and conclusive on Borrower absent manifest error. The Alternative Rate Index may or may not be the lowest rate at which Administrative Agent or any Lender prices loans on the date which the Alternative Rate Index is determined by Administrative Agent as set forth above.

“Alternative Rate Index (LIBOR Replacement)” means an index for determining the interest rate payable for floating rate commercial real estate loans that has been broadly adopted by the commercial real estate finance industry as a replacement for LIBOR as an index for determining the interest rale payable for floating rate commercial real estate loans as determined by Administrative Agent in good faith.

“Alternative Rate Index (Prime)” means the annual rate of interest published in The Wall Street Journal from time to time as the “prime rate” as of the date that is prior to (but most near) the date which is two (2) Business Days prior to the Payment Date on which the applicable Interest Period commences. If The Wall Street Journal ceases to publish the “Prime Rate,” Administrative Agent shall select an equivalent publication that publishes such “prime rate.”

LOAN AGREEMENT – Page 2

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‘‘Alternative Spread” means with respect to that portion of the Outstanding Principal Balance evidenced by a Note, the number of basis points determined as the sum of (a) the LIBOR Interest Rate last in effect for the Interest Period immediately prior to the date on which Administrative Agent has determined that the Alternative Rate is in effect with respect to the Loan. plus (b) the Spread applicable to such Note less (c) the Alternative Rate Index in effect as of the last date of its determination pursuant to the definition thereof immediately prior to the date on which Administrative Agent has determined that the Alternative Rate is in effect with respect to the Loan: provided however in no event shall such difference be a negative number.

“Approved Accounting Method” means the most recent edition of the Uniform System of Accounts for the Lodging Industry, as adopted by the American Hotel and Motel Association, reconciled in accordance with generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S. accounting profession, to the extent such principles are applicable to the facts and circumstances on the date of determination, consistently applied.

“Assignment of Leases” means that certain first priority Assignment of Leases and Rents, dated as of the date hereof, from Borrower, as assignor, to Administrative Agent, as assignee, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Assignment of Management Agreement” means that certain Assignment and Subordination of Management Agreement, dated as of the date hereof, among Borrower, Manager, and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Action” means with respect to any Person (a) such Person filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (b) the filing of an involuntary petition against such Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (c) such Person filing an answer consenting to or otherwise colluding or acquiescing in or joining in any involuntary petition filed against it, by any other Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; or soliciting or causing to be solicited petitioning creditors for any involuntary petition from any Person; (d) the appointment of a custodian, receiver, trustee, or examiner for such Person or any portion of the Property; (e) such Person making an assignment for the benefit

LOAN AGREEMENT – Page 3

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of creditors, or admitting, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due. or (f) such Person commencing (or have commenced against it) a proceeding for the dissolution or liquidation of it.

“Bankruptcy Code” means 11 U.S.C. § 101 et seq., as the same may be amended from time to time.

“Borrower Party” means, individually and collectively, Borrower, Guarantor, Mezzanine Borrower. Mezzanine Borrower Required SPE Entity (if any). any Affiliated Manager, any Affiliate of any of the foregoing, and any officers, directors, employees, or agents of any of the foregoing.

“Business Day” means any day other than a Saturday, Sunday or any other day on which national banks in New York, New York, are not open for business.

“Capital Expenditures” means, for any period, the amount expended for items required under Approved Accounting Method to be capitalized.

“Cash Management Account” means the deposit account established pursuant to the Cash Management Agreement.

“Cash Management Agreement” means that certain Cash Management Agreement dated as of the date hereof by and among Cash Management Bank, Borrower and Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (or any other agreement among Borrower, Administrative Agent, and any other Cash Management Bank as may be applicable from time to time).

“Cash Management Bank” means, initially, Wells Fargo Bank, National Association, or such other bank or banks selected by Administrative Agent to maintain the Cash Management Account (or any Reserve Accounts to the extent they are not subaccounts of the Cash Management Account).

“Cash Management Event” means the existence of any of the following: (a) the existence of an Event of Default; (b) the Debt Service Coverage Ratio being less than 1.25:1.00 at any time from and after the Payment Date in March, 2020 (until the Debt Service Coverage Ratio is at least 1.35:1.00 for two (2) consecutive quarters); (c) the Debt Yield being less than nine and 00/100 percent (9.00%) at any time from and after the Payment Date in March, 2020 (until the Debt Yield is at least nine and 50/100 percent (9.50%) for two (2) consecutive quarters); (provided that in the event of a failure of Borrower to deliver the information and documentation required under Section 5.1.6 by the required delivery date hereunder, at Administrative Agent’s option the Debt Service Coverage Ratio and Debt Yield will be presumed to be less than the levels required above unless and until such information and documentation are provided to Administrative Agent and demonstrate otherwise); or (d) the occurrence of a Mezzanine Loan Event of Default (until the receipt by Administrative Agent of a Mezzanine Loan Event of Default Revocation Notice).

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“Certificate of Authority” means a certificate delivered to Administrative Agent by Borrower that is signed by an authorized senior officer of Borrower or of the entity that Controls Borrower, as applicable, in the form attached hereto as Exhibit 8-2.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority; or (c) the making or issuance of any request, rule. guideline or directive (whether or not having the force of law) by any Governmental Authority provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall hi each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Clearing Account” means the deposit account established pursuant to the Clearing Account Agreement.

“Clearing Account Agreement” means that certain Blocked Account Control Agreement dated as of the date hereof by and among Clearing Bank, Borrower and Administrative Agent, as the same may be amended, restated, replaced. supplemented or otherwise modified from time to time.

“Clearing Bank” means JPMorgan Chase Bank, N.A. or any successor or permitted assigns thereof permitted hereunder.

“Closing Certificate” means that certain Closing Certificate executed by Borrower as of the date hereof.

“Closing Date” means the date of this Agreement.

“Code’’ means the Internal Revenue Code of 1986, as amended, as it may be further amended from time to time, and any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through ownership of voting securities, by contract or otherwise. “Controlled” and “Controlling” shall have correlative meanings.

“Debt” means the Outstanding Principal Balance, together with all interest accrued and unpaid thereon, the Prepayment Premium, and all other sums due from I3orrower under the Loan Documents.

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“Debt Service” means, with respect to any particular period of time. scheduled principal and/or interest payments due under this Agreement.

“Debt Service Coverage Ratio” means a ratio as of the date of calculation in which:

(a)    the numerator is the UNOI; and

(b)    the denominator is the sum of (i) the projected aggregate Debt Service that would become due during the twelve (12) calendar month period immediately following the date of calculation, calculated assuming that (A) the Interest Rate will be the Interest Rate then in effect for the Interest Period in which such calculation occurs, and (B) the Outstanding Principal Balance remains the same during such 12-month period, plus (ii) the projected aggregate Mezzanine Loan Debt Service that would become due during the twelve (12) calendar month period immediately following the date of calculation, calculated assuming that (A) the Interest Rate (as defined in the Mezzanine Loan Agreement) will he the Interest Rate (as defined in the Mezzanine Loan Agreement) then in effect for the Interest Period in which such calculation occurs, and (B) the Mezzanine Loan Outstanding Principal Balance remains the same during such 12-month period.

“Debt Yield” means, as of any date of determination, the amount (expressed as a percentage) determined by dividing the UNOI by the sum of (a) the Outstanding Principal Balance, plus (b) the Mezzanine Loan Outstanding Principal Balance.

“Deemed Approval Requirements” means, with respect to any applicable matter for which Administrative Agent’s approval is requested, that (a) no Event of Default shall have occurred and be continuing (either at the date of any notices specified below or as of the effective date of any deemed approval), (b) Borrower shall have sent Administrative Agent a written request for approval with respect to such matter in accordance with the applicable terms and conditions hereof; (c) Administrative Agent shall have failed to either approve or deny such request, or request any information and/or documentation relating to such request as may be required in order to approve or disapprove such matter within ten (10) Business Days of receipt of the foregoing initial notice (or within ten (10) Business Days of Administrative Agent’s receipt of such requested information and/or documentation, whichever is later), (d) Borrower shall have submitted a second request for approval with respect to such matter in accordance with the applicable terms and conditions hereof, which second notice shall have been marked in bold lettering with the following language: “ADMINISTRATIVE AGENT’S RESPONSE IS REQUIRED WITHIN FIVE (5) BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF THE LOAN AGREEMENT BETWEEN THE UNDERSIGNED AND ADMINISTRATIVE AGENT. ADMINISTRATIVE AGENT’S FAILURE TO RESPOND TO THIS NOTICE WITHIN SUCH FIVE (5) BUSINESS DAY PERIOD MAY RESULT IN ADMINISTRATIVE AGENT’S APPROVAL OF THE MATTERS DISCUSSED HEREIN BEING DEEMED GRANTED PURSUANT TO THE LOAN AGREEMENT” and the envelope containing such second notice shall have been marked “PRIORITY” in bold letters, (e) Administrative Agent has not requested additional information and/or documentation that has not been received by Administrative Agent, and (f) Administrative Agent shall have failed to respond to such second notice with a disapproval or request for

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additional information and/or documentation within such five (5) Business Day period. For purposes of clarification, Administrative Agent requesting additional and/or clarified information, in addition to approving or denying any request (in whole or in part), shall be deemed a response by Administrative Agent for purposes of the foregoing.

“Default” means the occurrence of any event hereunder or under any other Loan Document which, but for the giving of notice or passage of time, or both, would be an Event of Default.

“Default Rate” means a rate per annum equal to five hundred (500) basis points (i.e., 5%) above the Interest Rate that would otherwise be in effect.

“Designated Jurisdiction” means any country or territory (a) which is designated as high risk or monitored jurisdictions by the Financial Action Task Force on Money Laundering (see: http://wwwlatf-aali.orideountriesfirhigh-risk), (b) that has been designated by the U.S. Secretary of the Treasury under Section 311 of the USA PATRIOT Act as of primary money laundering concern (see https://www.fincen.gov/resources/statutes-and-regulations/31/special-measures), (c) has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization of which the United States is a member, if the United States has concurred in such designation, (c) is subject to trade or economic sanctions administered and/or enforced by OFAC (see https://www.treasurv.mov/resource-center/sanctions/Programs/Paires/Programs.aspx) or otherwise pursuant to Economic Sanctions and Anti-Money Laundering Laws, or (d) for which Canadian Sanctions are in place (see http://www.international.ac.ca/sanctions/countries-pays/index.aspx?lang=eng).

“Designated Person” means any Person (a) named on the Specially Designated Nationals And Blocked Persons List maintained by the Office of Foreign Assets Control (“OFAC”) (see littps://www.treasurv.gov/resource-center/sanctions/SDN-List/Pages/clefaultaspx) or its replacement, (b) named on the Consolidated Sanctions List maintained by OFAC (see haps://www.treasurv.gov/resource-center/sanctions/SDN-List/Pages/consolidated.aspx) or its replacement, (c) named in the regulations adopted under the Special Economic Measures Act (Canada) (see http://laws-loisjustice.gc.ca/eng/acts/S-14.5/indexlitml) or its replacement, (d) named on any other list of terrorists, terrorist organizations, narcotics traffickers or other sanctioned Persons maintained by OFAC, or on any similar lists maintained by any other Governmental Authority, (e) that is a senior foreign political figure (defined as a senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation, and includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure), or any immediate family member (including parents, siblings, spouse, children and in-laws) or close associate (meaning a Person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure) of a senior foreign political figure, (f) with whom transacting business (whether directly or indirectly, or with any entity in which such Person owns a direct or

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indirect ownership interest) is or would be prohibited by any Legal Requirement, (g) that has been previously indicted for or convicted of, or is currently indicted for, any felony involving a crime or crimes of moral turpitude or for any violation of any Legal Requirements relating to terrorism, trade restrictions, narcotics trafficking, money laundering, or criminal organizations, or is currently under investigation by any Governmental Authority for alleged criminal activity; or (h) owned or Controlled by, or acting for or on behalf of, any such Person listed in clauses (a) through (g) above.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any REA Member Country which is subject to the supervision of an ERA Resolution Authority, (b) any entity established in an ERA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“ERA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Environmental Indemnity” means that certain Environmental Indemnity Agreement dated as of the date hereof, executed by Borrower and Guarantor in connection with the Loan for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Excess Disbursement” means, with respect to any applicable Payment Date, the amount received by Borrower pursuant to Sections 3.1(f) and (h) hereof (if any) on or about the Payment Date that is two (2) months prior to such Payment Date (i.e., for a Payment Date in June, the relevant Payment Date is the one occurring in April), less the amount thereof actually spent on the Operating Expenses (or other applicable expenditures) for which such disbursement was made.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extension Conditions” means each of the following: (a) Borrower shall have given at least thirty (30) days’ prior written notice to Administrative Agent of its intention to extend the Maturity Date; (b) no Event of Default shall exist as of the applicable Maturity Date; (c) the Debt Yield (after giving effect to any voluntary prepayment made in compliance with this Agreement) shall be at least (i) with respect to the first extension of the Maturity Date permitted hereunder,

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ten and 00/100 percent (10.00%) as of the applicable Maturity Date, and (ii) with respect to the second extension of the Maturity Date, permitted hereunder, ten and 50/100 percent (10.50%) as of the applicable Maturity Date; (d) intentionally omitted; (e) Borrower shall have paid to Administrative Agent a fee in the amount of 0.25% of the Outstanding Principal Balance, for each extension and shall have paid or reimbursed all of Administrative Agent’s outstanding fees and expenses; (f) Borrower shall have obtained (and collaterally assigned to Administrative Agent pursuant to such documents as Administrative Agent may require) an interest rate cap complying with the requirements of Section 5.1.4 hereof, expiring no earlier than the extended Maturity Date, capping the applicable Index at the applicable Strike Rate, and has a notional principal amount not less than the Outstanding Principal Balance; (g) Mezzanine Borrower shall have extended the Maturity Date (as defined in the Mezzanine Loan Agreement) of the Mezzanine Loan to a date not sooner than the extended Maturity Date hereunder (including that all conditions precedent to such extension shall have been satisfied by Mezzanine Borrower or waived in writing by Mezzanine Loan Administrative Agent); and (h) Guarantor shall then exist and be in good standing under the laws of the State of its formation, and its governing documents shall not contain provisions requiring the termination of its existence prior to the date that is five (5) years following the extended Maturity Date.

“Extraordinary Lease Payments” means, collectively, (a) payments made in connection with any rejection, termination or cancellation of any Lease (including in any bankruptcy case), Lease buy-out, and surrender payments from tenants or any holdover rents or use and occupancy fees from tenants or former tenants, or reimbursements for tenant improvements and leasing commissions, (b) all sums paid with respect to a modification of any Lease or otherwise paid in connection with Borrower taking any action under any Lease (e.g., granting a consent) or waiving any provision thereof, and (c) all sums paid by a tenant to reimburse Borrower for capital expenditures made with respect to the Property.

“FATCA” means (a) Sections 1471 through 1474 of the Code, in effect as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to the foregoing, and (b) any similar law adopted by any non-U.S. Governmental Authority pursuant to an intergovernmental agreement between such non-U.S. jurisdiction and the United States.

“FF&E” means all fixtures, furnishings, equipment, furniture, and other items of tangible personal property now or hereafter located on the Property or used in connection with the use, occupancy, operation and maintenance of all or any part of the Property, other than stocks of food and other supplies held for consumption in normal operation but including, without limitation, appliances, machinery, equipment, signs, artwork, office furnishings and equipment, guest room furnishings, and specialized equipment for kitchens, laundries, bars, restaurant, public rooms, health and recreational facilities, linens, dishware, all partitions, screens, awnings, shades, blinds, floor coverings, hall and lobby equipment, heating, lighting, plumbing, ventilating, refrigerating, incinerating, elevators, escalators, air conditioning and communication plants or systems with appurtenant fixtures, vacuum cleaning systems, call or beeper systems, security systems, sprinkler systems and other fire prevention and extinguishing apparatus and

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materials; reservation system computer and related equipment; all equipment, manual, mechanical or motorized, for the construction, maintenance, repair and cleaning of, parking areas, walks, underground ways, truck ways, driveways, common areas, roadways, highways and streets, in each case to the extent constituting the personal property of Borrower and excluding any such items owned by a tenant or Manager.

“FF&E Expenditures” means costs and expenses incurred in connection with the purchase and installation by Borrower of FF&E at the Property in accordance with (a) the applicable Approved Annual Budget, or (b) if not set forth in an Approved Annual Budget, as may otherwise be approved by Administrative Agent from time to time, such approval not to be unreasonably withheld, conditioned, or delayed.

“Fitch” means Fitch, Inc.

“Force Majeure” means any event, circumstance or condition beyond the reasonable control of Borrower, including strikes, labor disputes, acts of God, the elements, governmental restrictions, regulations or controls, enemy action, civil commotion, fire, casualty, accidents, mechanical breakdowns or shortages of, or inability to obtain, labor, utilities or materials, or which causes delay; provided, however, that (a) neither any lack of funds (unless due to Administrative Agent, Lender or Servicer non-compliance with this Agreement) nor any illiquidity or disruption affecting capital markets or other general economic conditions, shall be deemed to be a condition beyond the control of Borrower; (b) Borrower promptly notifies Administrative Agent of the existence of such event, circumstance or condition after Borrower becomes aware that such event, circumstance or condition constitutes Force Majeure (but in no event more than ten (10) days after Borrower becomes aware of the same); and (c) the delay that could result from such Force Majeure shall not cause or result in a default or violation by Borrower under any material contracts or licenses and permits affecting the Property or under any applicable Legal Requirements.

“Franchise Agreement” means each franchise agreement listed on Schedule IV attached hereto, as the foregoing may be amended or modified from time to time in accordance with the terms and provisions of this Agreement.

“Franchisor” means each franchisor listed on Schedule IV attached hereto.

“Governmental Authority” means any court, board, agency, bureau, department, commission, office or other authority of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise), whether now or hereafter in existence.

“Guarantor” means, initially and collectively, NHT Holdco LLC, a Delaware limited liability company (“Holdco”), and NexPoint Real Estate Advisors, L.P., a Delaware limited partnership (“NexPoint”), and if Holdco is replaced pursuant to the terms of the Guaranty, NexPoint Hospitality Trust, a real estate investment trust formed under the laws of the Province of Ontario and the laws of Canada (“NexPoint Trust”), together with their successors and permitted assigns.

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“Guaranty” means individually and collectively as the context may require: (i) that certain Guaranty of Recourse Obligations dated as of the date hereof, from Guarantor to and for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (the “Recourse Guaranty”). and (ii) that certain Completion Guaranty dated as of the date hereof, from Holdco, and if Holdco is replaced pursuant to the terms of the Completion Guaranty, NexPoint Trust, together with their successors and permitted assigns, to and for the benefit of Administrative Agent, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time (the “Completion Guaranty”).

“HVCRE Loan” means a loan classified as a “Highly Volatile Commercial Real Estate Loan” by the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority) including, without limitation, the rules, guidelines and directives promulgated pursuant to Basel III.

“IIWS Portfolio” means the individual Properties commonly known as the Homewood Suites — Addison, TX, the Homewood Suites — Las Colinas, TX and the Homewood Suites —Plano, TX.

“Immediate Repairs” means the repairs and upgrades to the Property described on Schedule I hereto.

“Indebtedness” means for any Person, on a particular date, the sum (without duplication) at such date of (a) all indebtedness or liability of such Person (including amounts for borrowed money and indebtedness in the form of mezzanine debt and preferred equity); (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (including trade obligations for which such Person is liable); (d) obligations under letters of credit; (e) obligations under acceptance facilities; (f) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds, to invest in any Person or entity, or otherwise to assure a creditor against loss; (g) obligations secured by any liens granted by such Person, whether or not the obligations have been assumed or are those of any other Person, and (h) without duplication of the foregoing, any contingent obligations of such Person (determined in accordance with the Approved Accounting Method).

“Indemnified Taxes” means (a) Taxes imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes; provided however Indemnified Taxes shall not include any of the following Taxes imposed on or with respect to a Lender or required to be withheld or deducted from a payment to a Lender: (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (A) imposed as a result of such Lender being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (B) that are Other Connection Taxes; (ii) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for

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the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (A) such Lender acquires such interest in the Loan, or (B) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.3.6(a) amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; (iii) Taxes attributable to such Lender’s failure to comply with Section 2.3.6(b); and (iv) any U.S. federal withholding Taxes imposed under FATCA.

“Independent Accountant” means a “Big Four” accounting firm or another accounting firm of nationally recognized, certified public accountants which is selected by Borrower and acceptable to Administrative Agent and (a) does not have any direct financial interest or any material indirect financial interest in Borrower, Guarantor, or in any Affiliate thereof, (b) with respect to which the personnel dedicated to such matter is not connected with Borrower, Guarantor, or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, partner, member, manager, creditor, director, supplier, customer, or person performing similar functions, and (c) with respect to which the personnel dedicated to such matter is not a member of the immediate family of a Person described in clause (a) or (h) above. Administrative Agent hereby acknowledges that KPMG is an approved accounting firm so long as such firm satisfies the foregoing clauses (a) through (c) and is in good standing with respect to any applicable licenses required in order to perform accountancy services.

“Index” means (a) while LIBOR is the index upon which the Interest Rate is determined, LIBOR, and (b) while LIBOR is not the index upon which the Interest Rate is determined, the Alternative Rate Index.

“Interest Period” means, with respect to any Payment Date, the period commencing on and including the eighth (8th) clay of the preceding calendar month and ending on and including the seventh (7th) day of the calendar month in which such Payment Date occurs.

“Interest Rate” means, for any Interest Period, the sum of (a) the Spread plus (b) the LIBOR Interest Rate for such Interest Period (provided. however, that during any period in which an Alternative Rate Condition exists, “Interest Rate” means, for any Interest Period, the Alternative Rate for such Interest Period).

“Lease” means any lease, sublease or sub-sublease, letting, license, concession or other agreement (whether written or oral and whether now or hereafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy all or any portion of any space in the Property and (a) every modification, amendment or other agreement relating to such lease, sublease, sub-sublease, or other agreement entered into in connection with such lease, sublease, sub-sublease, or other agreement and (b) every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto. The term “Lease” shall not include use and occupancy arrangements for customary hotel transactions in the ordinary course of operating a hotel business at the Property, including, but not limited to, daily rentals (or licensing) of individual hotel rooms, suites, and banquet rooms.

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“Legal Requirements” means all federal, state, county, municipal and other governmental statutes, laws, rules, orders, regulations, ordinances, building codes, land laws, judgments, decrees and injunctions of Governmental Authorities affecting the Loan, any Secondary Market Transaction with respect to the Loan, Borrower, Guarantor and/or the Property or any part thereof, or the construction, use, alteration or operation thereof, or any part thereof, whether now or hereafter enacted and in force, including the Securities Act, the Exchange Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (or any statute replacing or amending the same), the Americans with Disabilities Act of 1990, all laws, regulations, and executive orders relating to terrorism, economic or financial sanctions or trade embargoes or restrictions, narcotics trafficking, money laundering, criminal organizations, bribery, or corruption, and all permits, licenses and authorizations and regulations relating thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to Borrower, at any time in force affecting Borrower, Guarantor, the Property or any part thereof, including any which may (a) require repairs, modifications or alterations in or to the Property or any part thereof, or (h) in any way limit the use and enjoyment thereof.

“Lender” or, collectively. “Lenders” means the Lender(s) initially party to this Agreement and each and every successor or assign of such Lender(s) that becomes a Lender hereunder.

“Letter of Credit” means an irrevocable, unconditional, freely transferable (without cost to Administrative Agent), clean sight draft letter of credit that (a) names a Person other than Borrower as the account party, (b) either does not expire sooner than, or can be renewed for successive one (1) year periods ending not sooner than, thirty (30) days after the then-applicable scheduled Maturity Date (or such earlier date as is thirty (30) days after such Letter of Credit is no longer required pursuant to the terms of this Agreement), (c) entitles Administrative Agent to draw thereon in San Francisco, California, or New York, New York, based solely on a statement purportedly executed by an officer of Administrative Agent stating that it has the right to draw thereon. (d) is issued by a domestic bank or the U.S. agency or branch of a foreign bank that has a minimum long term unsecured debt rating of at least “A” by S&P or “Ar” by Moody’s (or if there are no domestic banks or U.S. agencies or branches of a foreign bank then issuing letters of credit, then such letter of credit may be issued by a domestic bank, the long term unsecured debt rating of which is single “A” or better (or an equivalent rating) then given by at least one Rating Agency to a domestic commercial bank), in any event having an office in San Francisco, California, or New York, New York, where presentation may be made by Administrative Agent, and (e) is otherwise in form and substance acceptable to Administrative Agent in its reasonable discretion. If at any time the bank issuing any such Letter of Credit shall cease to satisfy the above-described criteria, or if Borrower fails to cause such Letter of Credit to be renewed or replaced no later than thirty (30) days prior to any stated expiration thereof, then, Administrative Agent shall have the immediate right, to draw down the same in full (or in part) and hold the proceeds of such draw as collateral for the Debt in a Reserve Account.

“LIBOR” means, with respect to each Interest Period, the higher of (a) two hundred twenty five (225) basis points (i.e., 2.25%), and (b) the rate determined by Administrative Agent to be the per annum rate for deposits in U.S. Dollars for a period of thirty (30) days which

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appears on Reuters Screen LIBOR01 Page (or the successor thereto) as the London Interbank Offering Rate as of 11:00 a.m., London time, on the date that is two (2) Business Days (on which commercial banks in London, England, are open for business) prior to the day on which such Interest Period commences (rounded upwards, if necessary, to the nearest 1/1,000th of 1%); provided however if such rate does not appear on said Reuters Screen LIBOR01 Page (or the successor thereto), Administrative Agent shall use the arithmetic mean (rounded as aforesaid) of the offered quotations of rates obtained by Administrative Agent from four (4) major banks in the London interbank market selected by Administrative Agent for deposits in U.S. Dollars for a period of thirty (30) days to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on the above-described determination date and in an amount that is representative for a single transaction in the relevant market at the relevant time; or if fewer than two (2) such banks provide Administrative Agent with such quotations, Administrative Agent shall use the rate per annum which Administrative Agent determines to be the arithmetic mean (rounded as aforesaid) of the offered quotations of rates which major banks in New York, New York selected by Administrative Agent are quoting at approximately 11:00 a.m., New York City time, on the above-described determination date for loans in U.S. Dollars to leading European banks for a period of thirty (30) days in amounts of not less than U.S. $1,000,000.00. Administrative Agent’s determination of LIBOR shall be binding and conclusive on Borrower absent manifest error. LIBOR may or may not be the lowest rate based upon the market for U.S. Dollar deposits in the London Interbank Eurodollar Market at which Administrative Agent prices loans on the date which LIBOR is determined by Administrative Agent as set forth above. Upon not less than thirty (30) days prior written notice to Borrower, Administrative Agent may elect to use a different reference source for determining LIBOR (which source shall remain in effect until Administrative Agent notifies Borrower otherwise).

“LIBOR Interest Rate” means with respect to each Interest Period, the quotient of (a) LIBOR applicable to such Interest Period, divided by (b) a percentage equal to 100% minus the Reserve Requirement (if any) applicable to such Interest Period.

“Loan Amount” means 588,000,000.00.

“Loan Amount (Note B)” means 528,600,000.00.

‘‘Loan Documents” means, collectively, this Agreement, the Note, the Security Instrument, the Assignment of Leases, the Guaranty, the Environmental Indemnity, the Assignment of Management Agreement, the Cash Management Agreement, the Clearing Account Agreement, each acknowledgment of an assignment of any Interest Rate Cap Agreement, and all other certificates, documents, agreements or instruments now or hereafter executed and/or delivered in connection with the Loan (as each may be amended, modified, extended, consolidated or supplemented from time to time).

“Loss” or “Losses’’ means, with respect to any Person, all liabilities, obligations, losses, damages, fines, penalties, actions, proceedings, judgments, suits, claims, debts, costs, expenses, charges, fees, awards, amounts paid in settlement, demands, and disbursements of any kind or nature whatsoever (including attorneys’ fees) of or suffered or incurred by such Person in connection with or relating to the Loan, the Property, or any other collateral for the Loan (but not

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including (a) special, speculative, exemplary, or punitive damages, or (b) consequential damages in the nature of alleged “lost profits” or “lost opportunities”, or (c) unrealized loss in the nature of diminution in value of the Property (for clarity, if Administrative Agent, any Lender or any nominee thereof acquires title to the Property via foreclosure, its winning bid at such foreclosure sale shall not form a basis for realizing a loss for diminution in value of the Property), in each case with respect to the foregoing clauses (a), (h), and (c) except to the extent that a party seeking indemnification of such amount has paid or is required to pay such measure of damages other than as a result of (and to the extent of) its own gross negligence willful misconduct or fraud).

“Management Agreement” means collectively each property management agreement between a Borrower and the property manager listed thereunder, or such other property management agreement between a Borrower and a Manager as may be approved from time to time by Administrative Agent. As of the date hereof, each property management agreement currently in effect and the manager thereunder is listed on Schedule IV.

“Manager” means each property manager under a Management Agreement currently in effect and listed on Schedule IV. if the context requires, a property manager approved by Administrative Agent in accordance with the terms and provisions of this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the Property or the value or use thereof, (b) the business, profits, management, operations or condition (financial or otherwise) of Borrower, Guarantor, or the Property, taken as a whole, (c) the enforceability, validity, perfection or priority of the lien of the Security Instrument or the other Loan Documents, or (d) the ability of any party to the Loan Documents to perform its obligations under the Loan Documents to which it is a party.

“Maturity Date” means (a) the Scheduled Maturity Date, (b) if the applicable Extension Conditions have been satisfied as of the Scheduled Maturity Date, the Payment Date in March, 2023, (c) if the applicable Extension Conditions have been satisfied as of the Maturity Date described in the foregoing clause, the Payment Date in March, 2024, or (d) the date on which the Debt has been accelerated as herein provided.

“Mezzanine Borrower” means the Borrower as defined in the Mezzanine Loan Agreement.

“Mezzanine Lender” means the Lender as defined in the Mezzanine Loan Agreement.

“Mezzanine Loan’ means the Loan as defined in the Mezzanine Loan Agreement.

“Mezzanine Loan Administrative Agent” means the Administrative Agent as defined in the Mezzanine Loan Agreement.

“Mezzanine Loan Agreement” means that certain Mezzanine Loan Agreement, dated as of January 8, 2019, by and between Mezzanine Borrower, Mezzanine Loan Administrative

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Agent, and Mezzanine Lender, as the same may be amended, modified and/or supplemented from time to time.

“Mezzanine Loan Amount” means the Loan Amount as defined in the Mezzanine Loan Agreement.

“Mezzanine Loan Debt Service” means, with respect to any particular period of time, scheduled principal and/or interest payments due under the Mezzanine Loan Agreement.

“Mezzanine Loan Document” means all documents evidencing and/or securing the Mezzanine Loan and all documents executed and/or delivered in connection therewith, as the same may be amended, modified and/or supplemented from time to time.

“Mezzanine Loan Event of Default” means an Event of Default under and as defined in the Mezzanine Loan Documents.

“Mezzanine Loan Event of Default Revocation Notice” means a written notice from Mezzanine Loan Administrative Agent, with respect to the Mezzanine Loan (upon which Administrative Agent may conclusively rely without any inquiry into the validity thereof) that a Mezzanine Loan Event of Default of which Administrative Agent was previously notified no longer exists.

“Mezzanine Loan Monthly Debt Service Notice Letter” means a written notice delivered by Mezzanine Loan Administrative Agent (or by Borrower if Mezzanine Loan Administrative Agent fails to do so) setting forth (a) the Mezzanine Loan Monthly Payment Amount payable by Mezzanine Borrower on the first Payment Date occurring after the date such notice is delivered, and (b) the account to which Mezzanine Loan Administrative Agent requires funds to be sent and wiring instructions for such payment (upon which letter Administrative Agent may conclusively rely without any inquiry into the validity thereof).

“Mezzanine Loan Monthly Payment Amount” means, for each Payment Date, an amount equal to the amount of interest (at the non-default rate) and principal (as applicable) which is due on the Mezzanine Loan under the Mezzanine Loan Documents for the Interest Period immediately preceding such Payment Date.

“Mezzanine Loan Outstanding Principal Balance” means, as of any date, the outstanding principal balance of the Mezzanine Loan.

“Monthly Payment Amount” means, as of any Payment Date, (a) all accrued and unpaid interest that has accrued on the Outstanding Principal Balance at the Interest Rate for the Interest Period in effect as of the day immediately preceding such Payment Date, plus (b) for each Payment Date from and after the Payment Date in March, 2020, but excluding any Payment Date for which the applicable Amortization Waiver Condition has been satisfied for the period covering such Payment Date, a principal sum of $103,902.00; provided, however, if as of the Payment Date in March, 2020 (or on any succeeding one year anniversary of such Payment Date), the Debt Yield exceeds 10.00%, the Monthly Payment Amount for the next twelve (12)

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succeeding Payment Dates shall be interest-only (and shall exclude any principal sum, unless such Payment Date is a Maturity Date which has not been extended in compliance with this Agreement, in which case the entire amount of the Debt shall be due and payable on such Maturity Date) (the foregoing Debt Yield condition above shall be referred to herein as an “Amortization Waiver Condition”).

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means (a) with respect to the occurrence of a Casualty, the net amount of all insurance proceeds payable under the Required Policies as a result of the applicable damage or destruction, after deduction of Administrative Agent’s and Lender’s costs and expenses (including, but not limited to, reasonable legal fees), if any, in collecting same (but not including the proceeds of any business interruption insurance), and (b) with respect to the occurrence of a Condemnation, the net amount of any payments received from the applicable Governmental Authority on account of such Condemnation, or in any transaction or proceeding in lieu thereof, after deduction of Borrower’s, Lender’s and Administrative Agent’s costs and expenses (including reasonable legal fees and costs), if any, in collecting same.

“Net Proceeds Threshold” means the sum of Eight Hundred Eighty Thousand and No/100ths Dollars ($880,000.00).

“NexPoint Advisors” means NexPoint Real Estate Advisors VI, L.P., a Delaware limited partnership.

“Note” or “Notes” means each Promissory Note (however denominated) executed by Borrower in favor of a Lender in connection with the Loan, individually or collectively, as the context may require.

“Note A” means Note A-1.

“Note A-1” means that certain Renewal, Consolidation and Future Advance Promissory Note A-1 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

“Note B” means Note B-I.

”Note B-I” means that certain Renewal, Consolidation and Future Advance Promissory Note B-1 of even date herewith made by Borrower to the Lender identified therein, as the same may be amended, restated, replaced, supplemented, extended or otherwise modified from time to time.

“Obligations” means, collectively, Borrower’s obligations for the payment of the Debt and the performance of all obligations of Borrower contained in the Loan Documents.

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“Officer’s Certificate” means a certificate delivered to Administrative Agent by Borrower that is signed by an authorized senior officer of Borrower or of the entity that Controls Borrower, as applicable, in the form attached hereto as Exhibit B-1.

“Operating Expenses” means, for any period, the total of all expenditures, computed in accordance with the Approved Accounting Method, of whatever kind during such period relating to the operation, maintenance and/or management of the Property that are incurred on a regular monthly or other periodic basis (including utilities, ordinary repairs and maintenance, insurance, license fees, property taxes and assessments, advertising expenses, management fees, payroll and related taxes, computer processing charges, operational equipment or other lease payments, and other similar costs), but excluding (a) non-cash charges such as depreciation and amortization, (b) Debt Service and Mezzanine Loan Debt Service, (c) Capital Expenditures, (d) tenant improvements and teasing commissions, (e) any amounts in the Reserve Accounts required under the Loan Documents, (f) costs of restoration following a Casualty or Condemnation, (g) any payment or expense for which Borrower or Mezzanine Borrower was or is to be reimbursed from proceeds of the Loan or the Mezzanine Loan (respectively), by insurance, or by any third party, and (h) federal, state or local income taxes.

“Operating Lease” means each operating lease listed on Schedule X attached hereto, between a fee owner of the property and the related taxable REIT subsidiary, as the same may be amended or modified from time to time in accordance with the terms and provisions of this Agreement.

“Other Connection Taxes” means, with respect to any Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Tax (other than connections arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar ‘Faxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Outstanding Principal Balance” means, as of any date, the outstanding principal balance of the Loan.

“PACE Loan” means any “property-assessed clean energy loan” or any other indebtedness (without regard to the name given to such indebtedness) which is (a) incurred for improvements to the Property for the purpose of increasing energy efficiency, increasing use of renewable energy sources, resource conservation, or a combination of the foregoing, and (b) repaid through multi-year assessments against such Property.

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“Payment Date” means the eighth (8t1) day of each calendar month during the term of the Loan or, if such day is not a Business Day, the immediately preceding Business Day.

“Permitted Encumbrances” means (a) with respect to the Property, collectively (i) the liens and security interests created by the Loan Documents, (ii) all liens, encumbrances and other matters disclosed in the Title Insurance Policy, (iii) liens, if any, for Property Taxes imposed by any Governmental Authority not yet due or delinquent or which are being contested by Borrower in accordance with the terms and conditions of this Agreement (provided however in no event shall any lien or charge securing a PACE Loan be deemed a Permitted Encumbrance), (iv) such other title and survey exceptions as Administrative Agent has approved, (v) inchoate mechanics’ and materialmens’ liens, or actual mechanics’ and materialmens’ liens provided same are discharged or bonded within thirty (30) days of the filing thereof (but in any case prior to the date on which any foreclosure or other realization thereon is scheduled to occur if sooner than such 30-day period) or which are otherwise being contested by Borrower in accordance with the terms and conditions of this Agreement, (vi) the Leases entered into prior to the date hereof or after the date hereof in accordance with the terms and conditions hereof, and (vii) equipment leases for equipment used at the Property so long as the same are secured, if at all, solely by the subject equipment leased thereunder, and the obligations of Borrower with respect thereto constitute Permitted Indebtedness hereunder, and (b) with respect to the direct or indirect ownership interests in Borrower, the liens of the Mezzanine Loan Documents.

“Permitted Indebtedness” means (i) the Debt, and (ii) unsecured trade and operational debt incurred in the ordinary course of business relating to the ownership and operation of the Property and the routine administration of Borrower, in amounts not to exceed four percent (4%) of the sum of the Loan Amount and the Mezzanine Loan Amount, which liabilities are not due more than sixty (60) days past the date incurred (unless subject to a good faith dispute, but in any event have not resulted in any litigation), are not evidenced by a note, and are paid when due.

“Permitted Transfer” means any of the following Transfers: (a) Transfers of up to forty-nine percent (49%) of the direct or indirect interests (in the aggregate of all such Transfers) in Borrower; (b) Transfers of direct or indirect ownership interests in an entity that owns a direct or indirect ownership interest in Borrower for bona fide estate planning purposes by any natural person to one or more of such natural person s family members or trusts (or other entities) established for the benefit of one or more of such natural person’s immediate family members (but subject in all cases to the terms and conditions of the Guaranty); (c) Transfers of direct or indirect ownership interests in Borrower that occur by operation of law upon the death of a natural person that was the holder of such interest to a member of the immediate family of such interest holder or a trust (or other entity) or family conservatorship established for the benefit of such immediate family member; (d) Transfers of the direct or indirect interests in a Restricted Party to and among the holders thereof as of the date hereof; (e) Permitted Encumbrances; (f) Transfers of worn out or obsolete Personal Property that are promptly replaced with property of equivalent value and functionality if reasonably necessary or which is no longer necessary i connection with the operation of any Property; (g) Leases that have been approved by Administrative Agent (or that do not require Administrative Agent’s approval) in accordance with this Agreement; (h) the Transfer of the direct and/or indirect ownership interests in

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Borrower pursuant to a foreclosure or voluntary transfer in lieu thereof or other exercised remedies under the Mezzanine Loan Documents; (i) any Transfer in respect of, or of a direct or indirect interest in, any Person listed on the New York Stock Exchange or another nationally recognized stock exchange, or, in the case of the interests in the NexPoint Trust, on the Toronto Stock Exchange; and (j) the Transfer of 100% of the direct interests in NHT Intermediary, LLC, a Delaware limited liability company, from Holdco to NexPoint Trust (but only if NexPoint Trust executes a joinder to the Guaranty and the Environmental Indemnity prior to such Transfer, and provides Administrative Agent with such evidence of authorization and legal opinions as Administrative Agent shall require prior to such Transfer); provided, however, no such Transfer described in clauses (a) through (d) above shall result in: (i) (A) Guarantor and NexPoint Real Estate Opportunities, LLC, a Delaware limited liability company, collectively, failing to own at least fifty-one percent (51%) of the direct or indirect ownership interests in Borrower or (B) Guarantor failing to own at least twenty-seven percent (27%) of the direct or indirect ownership interests in Borrower, or (C) a change in Control of a Restricted Party; or (D) with respect to any Transfer described in clause (i) above only, NexPoint Advisors failing to remain the investment advisor of Guarantor; (ii) the termination or dissolution of a Restricted Party (by operation of law or otherwise); (iii) the representations contained in Sections 4.21 or 4.22 being untrue if made immediately following such Transfer; (iv) Borrower failing to be a Special Purpose Entity; and (v) other than a Transfer described in clause (i) above, if such Transfer would cause the transferee to increase its direct or indirect interest in Borrower to an amount which equals or exceeds 10% of the direct or indirect ownership interests in Borrower (and such transferee did not hold at least a 10% interest prior to such Transfer), such proposed transferee shall have complied with all of Administrative Agent’s “know your customer” requirements, all material Legal Requirements, and Borrower shall, prior to such Transfer, deliver to Administrative Agent (at Borrower’s sole cost and expense) customary searches (credit, judgment, lien, etc.) acceptable to Administrative Agent with respect to such transferee.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, estate, trust, unincorporated association, any Governmental Authority, and any fiduciary acting in such capacity on behalf of any of the foregoing.

“Prepayment Premium” means (a) with respect to any prepayment made on or before the Payment Date in September, 2020, an amount equal to the greater of (i) one percent (1%) of the amount of the Loan being prepaid, and (ii) the product of (A) the amount of the Loan being prepaid. multiplied by (B) the product of (x) the quotient of (I) the Spread divided by (II) three hundred sixty (360). multiplied by (y) the number of days remaining from the date of such prepayment through and including the Payment Date in September, 2020, and (b) with respect to any prepayment made after the Payment Date in September, 2020, there shall be no required Prepayment Premium.

“Project” means the property improvement plan, reflected in the Project Budget, and required to be completed by the Franchisor with respect to the individual Property known as the St. Petersburg, Florida Marriott, and as applicable, any property improvement plan required by the Franchisor with respect to the individual Property known as the Dallas Hilton Garden Inn.

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“Project Budget” means the budget of costs and expenses to be incurred in connection with the completion by Borrower of the Project, attached hereto as Exhibit D, as the same may be updated from time to time to reflect a budget for the Hilton Garden Inn.

“Project Expenditures” means costs and expenses incurred in connection with the completion by Borrower of the Project in accordance with the Project Budget.

“Property” means each parcel of real property described on Exhibit A attached hereto, the Improvements thereon and all Personal Property owned or leased by Borrower and encumbered by the Security Instrument, together with all rights pertaining to such property and Improvements, as more particularly described in the granting clause of the Security Instrument and referred to therein as the “Property”.

“Property Taxes” means all real estate and personal property taxes, assessments, water rates or sewer rents (excluding income taxes), now or hereafter levied or assessed or imposed against the Property or part thereof, together with all interest and penalties thereon. In no event shall any PACE Loan be considered a Property Tax for the purposes of this Agreement.

“Qualified Franchisor” means either (a) Franchisor; or (b) a franchisor of hotel properties similar in size, scope, use and value as the Property that is acceptable to Administrative Agent.

“Rating Agencies” means (a) prior to a Securitization, each of S&P, Moody’s, Fitch, DBRS, Inc., Morningstar, Inc., or Kroll Bond Ratings, or any other nationally recognized statistical rating agency which has been approved by Administrative Agent, and (b) after a Securitization has occurred, each such Rating Agency which has rated the Securities in the Securitization.

“Related Loan” means a loan to an Affiliate of Borrower or secured by a parcel of real property, together with improvements thereon and personal property related thereto, that is “related” (within the meaning of the definition of Significant Obligor) to the Property, which loan is included in a Securitization with the Loan (or any portion thereof or interest therein).

“Replacement Franchise Agreement” means either a franchise, trademark and/or license agreement with a Qualified Franchisor that is acceptable to Administrative Agent in form and substance, together with a replacement comfort letter or tri-party agreement acceptable to Administrative Agent executed by Mortgage Borrower and such Qualified Franchisor; the acceptability of any Qualified Franchisor, replacement comfort letter or tri-party agreement is not to be unreasonably determined.

“Reserve Accounts” means, collectively, the Tax Reserve Account, the Insurance Reserve Account, the FF&E Reserve Account, the Project Expenditure Reserve Account, the Excess Cash Flow Reserve Account, the Net Proceeds Reserve Account, and any other reserve or escrow account established under the Loan Documents from time to time.

“Reserve Item” means, individually and collectively as the context may require, Immediate Repairs, Project Expenditures and FF&E Expenditures.

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“Reserve Requirement” means with respect to any Interest Period, the maximum rate of all reserve requirements (including all basic, marginal, emergency, supplemental, special or other reserves and taking into account any transitional adjustments or other schedule changes in reserve requirements during the Interest Period) which are imposed under Regulation D of the Board of Governors of the Federal Reserve System from time to time in effect (including any successor or other Regulation or official interpretation of said Board of Governors relating to reserve requirements applicable to member banks of the Federal Reserve System) on eurocurrency liabilities (or against any other category of liabilities which includes deposits by reference to which LIBOR is determined or against, any category of extensions of credit or other assets which includes loans by a non-United States office of a depository institution to United States residents or loans which charge interest at a rate determined by reference to such deposits) during the Interest Period and which are applicable to member banks of the Federal Reserve System with deposits exceeding one billion dollars, but without benefit or credit of proration, exemptions or offsets that might otherwise be available from time to time under the said Regulation D, to the extent the same is applicable to any holder of a Note or other interest in the Loan (including participation interests in the Loan). The determination of the Reserve Requirement shall be based on the assumption that Lender funded 100% of the Loan in the interbank eurodollar market. In the event of any change in the rate of such Reserve Requirement under said Regulation D during the applicable Interest Period, or any variation in such requirements based upon amounts or kinds of assets or liabilities, or other factors, including the imposition of Reserve Requirement, or differing Reserve Requirement, on one or more but not all of the holders of the Loan or any participation therein, such Lender may use any reasonable averaging and/or attribution methods which it deems appropriate and practical for determining the rate of such Reserve Requirement which shall be used in the computation of the Reserve Requirement. Administrative Agent’s computation of same shall be final absent manifest error.

“Restoration” means the repair and restoration of the Property after a Casualty or, if the same results in repairable damage to the Property, a Condemnation, in either case as nearly as possible to the condition the Property was in immediately prior to such Casualty or Condemnation, with such alterations as may be approved by Administrative Agent in its reasonable discretion.

“Restricted Party” means, collectively Borrower, Mezzanine Borrower, Guarantor, and any Affiliated Manager.

“Revenues” means all rents (including percentage rents), rent equivalents, moneys payable as damages or in lieu of rent or rent equivalents (including payments by reason of the rejection of a Lease in a Bankruptcy Action), all income and proceeds from judgments, settlements and other resolutions of disputes with respect to matters which would be includable in this definition of “Revenues” if received in the ordinary course of the Property operation, royalties (including all oil and gas or other mineral royalties and bonuses), income, receivables, receipts, revenues, deposits (including security, utility and other deposits), accounts, cash, issues, profits, fees, charges for services rendered, all other amounts payable as rent under any Lease or other agreement relating to the Property (including utility charges, escalations, forfeited security deposits, interest on credit accounts, service fees or charges, license fees, parking fees, rent

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concessions or credits), other required pass-throughs or reimbursements paid by tenants under Leases of any nature, and interest on amounts in the Reserve Accounts, if any, business interruption or other loss of income or rental insurance proceeds, and other income or consideration of whatever form or nature received by or paid to or for the account of or benefit of Borrower, Manager or any of their respective agents or employees from any and all sources arising from or attributable to the Property, and all hotel receipts, revenues and credit card receipts collected from guest rooms, restaurants, bars, meeting rooms, banquet rooms and recreational facilities, all receivables, customer obligations, installment payment obligations and other obligations now existing or hereafter arising or created out of the sale, lease, sublease, license, concession or other grant of the right of the use and occupancy of property or rendering of services by Borrower or any operator or manager of the hotel or the commercial space located in the Improvements or acquired from others (including, without limitation, from the rental of any office space, retail space, guest rooms or other space, halls, stores, and offices, and deposits securing reservations of such space), license, lease, sublease and concession fees and rentals, health club membership fees, food and beverage wholesale and retail sales, service charges and vending machine sales.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC company.

“Sanctions and Anti-Money Laundering Laws” means any Legal Requirements in force or hereinafter enacted related to sanctions, terrorism, money laundering or similar activities, including, without limitation, (a) (i) the USA Patriot Act, (ii) Executive Order No. 13224 on Terrorist Financing, (iii) Trading with the Enemy Act, (iv) the economic or financial sanctions or trade embargoes imposed, administered or enforced by OFAC and its regulations or the U.S. Department of State, and (b) Canadian laws relating to Sanctions and anti-terrorism, including the Criminal Code (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada) and the United Nations Act (Canada) and the regulations, orders and guidelines issued under such statutes, including any statute, regulation, order, rule or guideline that amends, supplements or supersedes any of them (the “Canadian Sanctions”).

“Scheduled Maturity Date means the Payment Date in March, 2022. “Securities Act” means the Securities Act of 1933, as amended.

“Security Instrument” means that (a) certain first priority Deed of Trust, Assignment of Leases and Rents, Fixture Filing and Security Agreement dated the date hereof, executed and delivered by Borrower as security for the Loan, and (b) that certain first priority Amended and Restated Mortgage, Assignment of Leases and Rents, Fixture Filing and Security Agreement dated the date hereof, executed and delivered by Borrower as security for the Loan, collectively encumbering the Property, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Significant Obligor” has the meaning set forth in Item 1101(k) of Regulation AB under the Securities Act.

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“Spread” means (a) with respect to that portion of the Outstanding Principal Balance evidenced by Note A, two hundred (200) basis points (i.e., /000000%), and (b) with respect to that portion of the Outstanding Principal Balance evidenced by Note B, six hundred forty six and 1,538/10,000ths (646.1538) basis points (i.e., 6.461538%).

“Strike Rate” means (a) with respect to the Interest Rate Cap Agreement required pursuant to Section 5.1.4 hereof, (i) while LIBOR is the index upon which the Interest Rate is determined, three and 50/100 percent (3.50%), or (ii) while LIBOR is not the index upon which the Interest Rate is determined, the number of basis points established at the time the Alternative Rate is first established with each change in Index that, when added to the Alternative Spread then in effect, would equal the sum of (x) three and 50/100 percent (3.50%), plus (y) the Weighted Average LIBOR Spread in effect as of such date, and (b) with respect to the Interest Rate Cap Agreement required pursuant to the definition of Extension Conditions, the lesser of (y) the rate determined pursuant to the foregoing clause (a), and (ii) the rate determined by Administrative Agent such that, if it were then the Index component of the Interest Rate under the Loan and under the Mezzanine Loan, would result in a Debt Service Coverage Ratio (after giving effect to any voluntary prepayment made in compliance with this Agreement and the Mezzanine Loan Agreement) of at least 1.25:1.00 based on the then Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title Insurance Policy” means the title insurance policy obtained by Administrative Agent in connection with the closing of the Loan.

“Transfer” means any sale, conveyance, transfer, lease, assignment, grant, mortgage, hypothecation, pledge, lien, security interest, charge, option, encumbrance, easement, or restrictive covenant, on or affecting the Property or any portion thereof or any interest therein (including any action which shall subject the Property or any collateral for the Loan to the lien or charge of a PACE Loan), or on or affecting any direct or indirect interest in Borrower, in each case whether by operation of law or otherwise (and with respect to an entity shall include the merger of such entity with or into any other entity); provided, however, this definition shall not include any Condemnation. For all purposes under the Loan Documents, a Transfer of the Property or Borrower shall include, but not be limited to: (a) an installment sales agreement wherein Borrower agrees to sell the Property, or any part thereof, for a price to be paid in installments; (b) an agreement by Borrower leasing all or substantially all of the Property for other than actual occupancy by a space tenant thereunder, or a sale, assignment or other transfer of, or the grant of a security interest in, Borrower’s right, title and interest in and to any Leases or any Revenues; (c) if a Restricted Party is a corporation, any merger, consolidation or Transfer of such corporation’s stock or the creation or issuance of new stock; (d) if a Restricted Party is a limited or general partnership or joint venture, any merger or consolidation or the change, removal, resignation or addition of a general partner or the Transfer of the general partnership interest of any general partner or any profits or proceeds relating to such partnership interest, or

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the Transfer of limited partnership interests or any profits or proceeds relating to such limited partnership interest or the creation or issuance of new limited partnership interests; (e) if a Restricted Party is a limited liability company, any merger or consolidation or the change, removal, resignation or addition of a managing member or non-member manager (or if no managing member, any member) or the Transfer of the limited liability company interest of a managing member (or if no managing member, any member) or any profits or proceeds relating to such limited liability company interest, or the Transfer of non-managing limited liability company interests or the creation or issuance of new non-managing limited liability company interests; and (f) if a Restricted Party is a trust or nominee trust, any merger, consolidation or the Transfer of the legal or beneficial interest in a Restricted Party or the creation or issuance of new legal or beneficial interests.

“Trigger Rate” means (a) while LIBOR is the index upon which the Interest Rate is determined, two and 75/100ths percent (2.75%), or (b) while LIBOR is not the index upon which the Interest Rate is determined, the number of basis points established at the time the Alternative Rate is first established with each change in Index that, when added to the Alternative Spread then in effect, would equal the sum of (i) two and 75/100ths percent (2.75%), plus (ii) the Spread in effect as of such date.

“UCC” means the Uniform Commercial Code as in effect in the State of New York.

“UNOI” means the aggregate underwritten net cash flow for the Properties determined by Administrative Agent as the sum of (a) the trailing 12 months of room, food and beverage, retail and other verifiable recurring income less (b) adjustments if necessary to account for (i) new supply and/or (ii) declining trends in RevPar which will be interpolated for the periods that are likely to be effected, less (c) actual Operating Expenses incurred in connection with the Properties during the twelve (12) month period preceding the date of calculation with adjustments to individual line item expenses to bring them up to market norms or to reflect any anticipated increases in such Operating Expenses (including those projected to occur as a result of higher occupancy or step-ups in contracts) and assuming (i) base property management fees equal to the greater of (A) the actual amount paid by any Borrower during such prior 12-month period, and (B) three percent (3%) of Revenues, (ii) a normalized adjustment for FF&E equal to the greater of four percent (4%) of total revenue and those required by the Franchise Agreements, and (iii) franchise fees equal to the greater of six percent (6%) of total revenue and those required by the Franchise Agreements.

“Weighted Average LIBOR Spread” means (a) initially, three hundred forty five (345) basis points (i.e., 3.45%), or (b) at any time after the Outstanding Principal Balance has been partially repaid after the occurrence of an Event of Default or from the application of Net Proceeds in accordance with this Agreement (in either case without a pro rata principal payment with respect to the Mezzanine Loan Outstanding Principal Balance having been made concurrently therewith, the actual weighted average spread in effect with respect to the Loan and the Mezzanine Loan based on the Spread applicable hereunder and the Spread applicable under (and as defined in) the Mezzanine Loan Agreement).

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“Write-Down and Conversion Powers?” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section I.2.    Location of Additional Defined Terms.

Defined Term     Location

“Act”    Definition of Special Purpose Entity

“Administrative Agent”    Introductory Paragraph

“Affected Property”     Section 8.26(c)

“Agreement”    Introductory Paragraph

“Amortization Waiver Condition”     Definition of Monthly Payment Amount

“Anti-Corruption of Laws”    Section 4.22

“Applicable Sections”     Section 7.3(a)

“Approved Annual Budget”    Section 5.1.6(6)

“Borrower”    Introductory Paragraph

“Borrower Group”     Section 7.3(a)

“Canadian Sanctions”    Definition of Sanctions and Anti-Money Laundering Laws

“Casualty”     Section 5.1.12(a)

“Condemnation”     Section 5.1.12(a)

“Disclosure Document”     Section 7.3(a)

“Event of Default”    Section 6.1

“Excess Cash Flow”    Section 3.1(i)

“Excess Cash Flow Reserve Account”    Section 3.1(i)

“ECPA”    Section 4.22

“FF&E Reserve Account”    Section 3.2(d)

“Improvements”     Security Instrument

“Indemnified Party”    Section 5.1.15(6)

“Independent Director/Independent Manager”    Schedule III

“Individual Borrower”    Section 8.27

“Insurance Reserve Account”    Section 3.2(b)

“Insurance Premiums”    Section 3.2(b)

“Interest Rate Cap Agreement’      Section 5.1.4(a)

“Land”     Security Instrument

“Lender Group”     Section 7.3(a)

“Loan”    Second Paragraph

“Misrepresentation”     Section 6.1(e)

“Net Proceeds Reserve Account”    Section 5.1.12(b)

“OFAC”    Definition of Designated Person

“Participant Register”    Section 8.25

“Personal Property”    Security Instrument

“Prepaid Revenues”    Section 3.1

“Project Expenditure Reserve Account’      Section 3.2(c)

“Recourse Guaranty”    Definition of Guaranty

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“Recourse Liabilities”     Section 6.3(b)

“Register”    Section 8.25

“Registrar”    Section 8.25

“Registration Statement”     Section 7.3(a)

“Required Report”     Section 5.1.6(d)

“Required Policy”    Section 5.1.11

“Secondary Market Transaction”    Section 7.1

“Securities”    Section 7.1

“Securitization”    Section 7.1

“Servicer”     Section 8.2(a)

“Special Member”    Schedule III

“Special Mezzanine Loan Advance”     Mezzanine Loan Agreement

“Special Purpose Entity”    Schedule Ill

“Springing Recourse Event”     Section 6.3(c)

“Tax Reserve Account”     Section 3.2(a)

“Terrorism Coverage”    Schedule VI

“Underwriter Group”     Section 7.3(a)

Section I.3.    Principles of Construction. All references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified. All uses of the word “including” means “including, without limitation” unless the context shall indicate otherwise. Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

Article II

GENERAL TERMS

Section II.1.    The Loan. Subject to and upon the terms and conditions set forth herein, Lender hereby agrees (on a several basis, if the Notes are held by more than one (1) Lender) to make, and Borrower hereby agrees to borrow and accept, the Loan. Any amount borrowed and repaid hereunder may not be reborrowed. Borrower shall use the proceeds of the Loan only to (a) refinance the Property, (b) make initial deposits into the Reserve Accounts on the Closing Date in the amounts provided herein, (c) pay costs, fees and expenses incurred in connection with the closing of the Loan, as approved by Administrative Agent, and (d) fund Project Expenditures relating to the Property.

(a)    Initial Advance. Borrower shall receive, on the date hereof, one (I) borrowing hereunder with respect to the Notes in the amount for each Note shown on Administrative Agent’s settlement statement executed by Borrower in connection with the closing of the Loan.

Section II.2.    Interest Rate.

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II.2.1.    Interest Calculation. Subject to Section 2.2.2 interest on the Outstanding Principal Balance shall accrue from the Closing Date until the Debt is repaid in full at the Interest Rate, and during the continuance of an Event of Default, at the Default Rate. Interest on the Outstanding Principal Balance shall be calculated by multiplying (a) the actual number of days elapsed in the period for which the calculation is being made In (b) a daily rate based on the Interest Rate (or the Default Rate, if applicable) and a three hundred sixty (360) day year, lay (c) the Outstanding Principal Balance.

II.2.2.    Usury Savings. This Agreement, the Note and the other Loan Documents are subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the Outstanding Principal Balance at a rate which could subject Lender or Administrative Agent to either civil or criminal liability as a result of being in excess of the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Loan and as provided for herein or the other Loan Documents, under the laws of the state or states whose laws arc held by any court of competent jurisdiction to govern the interest rate provisions of the Loan. If, by the terms of this Agreement or the other Loan Documents, Borrower is at any time required or obligated to pay interest at a rate in excess of the amount allowed pursuant to this Section, the Interest Rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to the rate that is not in excess of the amount allowed pursuant to this Section and all previous payments in excess of such maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to any Lender or Administrative Agent for the use, forbearance, or detention of the sums due under the Loan, shall, to the extent permitted by applicable Legal Requirements, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan until payment in full so that the rate or amount of interest on account of the Loan does not exceed the maximum legal rate of interest from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

Section II.3.    Loan Payment.

II.3.1.    Required Payments. Borrower shall pay to Administrative Agent, for the account of the Lenders, on the Closing Date an amount equal to interest only on the Outstanding Principal Balance from the Closing Date up to but not including March 8, 2019. Borrower shall pay to Administrative Agent, for the account of the Lenders, on the Payment Date in April, 2019 (which shall be the first Payment Date hereunder) and on each Payment Date thereafter up to and including the Maturity Date, the Monthly Payment Amount, which payments (prior to an Event of Default) shall be applied (i) first to amounts due and payable with respect to the Loan other than principal and interest (but including interest at the Default Rate), and then (ii) to accrued and unpaid interest at the Interest Rate, and then (iii) to the Outstanding Principal Balance. Borrower shall pay the entire Debt to Administrative Agent on the Maturity Date. So long as no Event of Default then exists and except in respect of Net Proceeds, all payments received by Administrative Agent with respect to the Loan shall be applied by each Lender to amounts due with respect to each Note on a pro rata and pan passu basis, based on the outstanding principal amount due under each Note and the interest rate applicable thereto; provided, however, that (A)

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all payments received by Administrative Agent and any amounts applied by each Lender during the continuance of an Event of Default and (B) any Net Proceeds applied to repay the Loan as provided herein, shall, in each case, be applied by Administrative Agent to amounts due with respect to the Notes in such order and priority as Administrative Agent shall determine in its sole discretion. It is acknowledged that Lender intends for Note A to be a senior note and Note B to be a junior note.

II.3.2.    Late Payment Charge. If any principal, interest or any other sums due under the Loan Documents is not paid by Borrower within five (5) days of the date on which it is due, Borrower shall pay to Administrative Agent upon demand an amount equal to the lesser of five percent (5%) of such unpaid sum or the maximum amount permitted by applicable Legal Requirements in order to defray the expense incurred by Administrative Agent and Lender in handling and processing such delinquent payment and to compensate Administrative Agent and Lender for the loss of the use of such delinquent payment. Any such amount shall be secured by the Security Instrument and the other Loan Documents to the extent permitted by applicable Legal Requirements. Notwithstanding the foregoing, no late payment charge shall apply to the failure to pay the entire Outstanding Principal Balance of the Loan when due, whether upon acceleration, or otherwise.

II.3.3.    Payments Generally. For purposes of making payments hereunder, but not for purposes of calculating Interest Periods, if the day on which such payment is due is not a Business Day, then amounts due on such date shall be due on the immediately preceding Business Day. All amounts due pursuant to this Agreement and the other Loan Documents shall be payable without setoff, counterclaim, defense or any other deduction whatsoever. Except as otherwise specifically provided herein, all payments and prepayments under the Loan Documents shall be made to Administrative Agent not later than 1:00 P.M., New York City time, on the date when due and shall be made in lawful money of the United States of America in immediately available funds at Administrative Agent’s office or as otherwise directed by Administrative Agent, and any funds received by Administrative Agent after such time shall, for all purposes hereof, be deemed to have been paid on the next succeeding Business Day. While an Event of Default exists, any prepayment shall be applied to payments of principal of the Loan and other amounts due under the Loan Documents in such order and priority as Administrative Agent may determine in its sole discretion. All payments received by Administrative Agent during the existence of an Event of Default on any day other than a Payment Date (other than an Event of Default resulting from a failure to repay the Debt on the Maturity Date) shall be deemed to have been made on the next occurring Payment Date.

II.3.4.    Voluntary Prepayments.

(a)    Except as otherwise expressly provided herein, Borrower shall not have the right to prepay the Loan in whole or in part prior to the Scheduled Maturity Date. On any Business Day Borrower may, at its option and upon at least twenty (20) days prior written notice to Administrative Agent specifying the Business Day on which such prepayment is to be made (which notice may be revoked by Borrower at any time prior to such date provided that Borrower shall reimburse Administrative Agent and Lender for any costs incurred by Administrative Agent

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and Lender as a result of such revocation), prepay the Debt in whole, but not in part (except as otherwise expressly permitted under this Agreement), provided that such prepayment is accompanied by (i) all interest accrued on the amount of the Loan being so prepaid through and including the last day of the Interest Period in effect as of such date on which the prepayment is made, (ii) all other sums due and payable under this Agreement and the other Loan Documents, including, but not limited to all of Administrative Agent’s and Lender’s costs and expenses (including reasonable attorney’s fees and disbursements) incurred thereby in connection with such prepayment, and (iii) the Prepayment Premium applicable to such payment. Administrative Agent shall execute and deliver to or at the direction of Borrower, upon the written request and at the expense of Borrower, upon payment in full of the Debt in accordance with the terms and provisions of this Agreement, such documents as may be necessary to release the lien of the Security Instrument in form and content reasonably acceptable to Administrative Agent. For the avoidance of doubt, the Prepayment Premium is earned as of the Closing Date, and immediately due and payable in connection with the repayment in full of the Debt and/or in the event the Debt is accelerated after the occurrence of an Event of Default.

(b)    Special Mezzanine Loan Advance. In addition Borrower shall be permitted to partially prepay the Loan at any time from the proceeds of one or more Special Mezzanine Loan Advances, which prepayment shall (i) be applied solely to the repayment of that portion of the Outstanding Principal Balance (and accrued interest thereon) evidenced by such Note(s) as elected by Mezzanine Loan Administrative Agent and with respect to which the holder thereof has agreed to accept such repayment (it being acknowledged that Borrower has no obligation to force any such Lender to accept such repayment), (ii) not require the payment of any Prepayment Premium, and (iii) not require any act on the part of Borrower (it being agreed that each applicable Lender shall accept such payment directly from Mezzanine Loan Administrative Agent and shall have the right to rely on any notice from Mezzanine Loan Administrative Agent indicating that Mezzanine Lender is making a Special Mezzanine Loan Advance directly to such Lender for the purposes described above without having to determine whether Mezzanine Lender has made such Special Mezzanine Loan Advance in accordance with the requirements of the Mezzanine Loan Agreement); provided that Borrower shall nonetheless cooperate with respect to any Special Mezzanine Loan Advance as set forth in Article VII. From and after the making of any Special Mezzanine Loan Advance, (A) the Loan Amount shall be reduced (and such term deemed to be modified to reflect such reduction) by that portion of the Special Mezzanine Loan Advance that has repaid a portion of the Outstanding Principal Balance; and (B) the Loan Amount (Note B) shall be reduced (and such term deemed to be modified to reflect such reduction) by that portion of the Special Mezzanine Loan Advance that has repaid a portion of the Outstanding Principal Balance evidenced by Note B. From and after the making of any Special Mezzanine Loan Advance, all references in the Loan Documents to any Note that has been repaid shall be of no further force or effect, and, if applicable, the Monthly Payment Amount shall be recalculated to account for such prepayment. Borrower and Lender acknowledge and agree that Mezzanine Loan Administrative Agent and Mezzanine Lender are each an intended third-party beneficiary of the right to prepay the Loan from the proceeds of a Special Mezzanine Loan Advance as described above, and that such provisions shall not be modified or waived without Mezzanine Loan Administrative Agent’s and Mezzanine Lender’s prior written consent.

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(c)    If Borrower is unable to satisfy any of the conditions set forth in clause (c) of the definition of “Extension Conditions” as of the Maturity Date or if a Cash Management Event has occurred because the Property has failed to maintain the minimum Debt Yield or Debt Service Coverage Ratio set forth in the definition of Cash Management Event, Borrower shall have the right to prepay a portion of the Outstanding Principal Balance simultaneous with the extension of such Maturity Date or to avoid or cure a Cash Management Event in the amount necessary to reduce the Outstanding Principal Balance pursuant to which the Debt Yield or Debt Service Coverage Ratio shall be calculated in order to satisfy such conditions or minimum Debt Yield and/or Debt Service Coverage Ratio, provided that (i) such prepayment is accompanied by (A) all interest accrued on the amount of the Loan being so prepaid through and including the last day of the Interest Period in effect as of such date on which the prepayment is made and (B) all other sums due and payable under this Agreement and the other Loan Documents, including, but not limited to all of Administrative Agent’s and Lender’s actual, reasonable costs and expenses (including actual, reasonable attorney’s fees and disbursements) incurred thereby in connection with such prepayment, and (ii) Mezzanine Borrower simultaneously makes a proportionate prepayment of the Mezzanine Loan Outstanding Principal Balance.

II.3.5.    Mandatory Prepayments. On the next occurring Payment Date following the date on which Administrative Agent actually receives any Net Proceeds, if Administrative Agent is not obligated, or does not elect pursuant to the terms hereof (to the extent it has a right to such election under the Loan Documents), to make such Net Proceeds available to Borrower for Restoration, Borrower is hereby deemed to have authorized Administrative Agent to apply such Net Proceeds as a prepayment of the Outstanding Principal Balance, together with unpaid interest thereon, arid any other portion of the Debt, in an amount equal to the lesser of one hundred percent (100%) of such Net Proceeds or the amount of the Debt, and to remit any remaining Net Proceeds, if any, to Mezzanine Loan Administrative Agent to be applied in accordance with the terms of the Mezzanine Loan Documents. Notwithstanding anything to the contrary contained in the Loan Documents, so long as no Event of Default then exists, no Prepayment Premium shall be due in connection with any prepayment made pursuant to this Section 2.3.5.

II.3.6.    Taxes.

(a)    Payment of Taxes. Any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable Legal Requirements. If any Legal Requirement requires the deduction or withholding of any Tax from any such payment, then Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Legal Requirements and, if such Tax is an Indemnified Tax, the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.3.6(a)) the applicable Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made. Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Legal Requirements any Other

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Taxes. Borrower shall pay to Administrative Agent within ten (10) days after demand therefor, the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.3.6(a)) payable or paid by such Lender or required to be withheld or deducted from a payment to such Lender and any expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by Administrative Agent shall be conclusive absent manifest error. As soon as practicable after any payment of Taxes by Borrower to a Governmental Authority pursuant to this Section 2.3.6(a) Borrower shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(b)    Status of Lender. Any Lender that is entitled to an exemption from or reduction of withholding tax with respect to payments made under any Loan Document shall deliver to Borrower, (i) prior to becoming a party to this Agreement or obtaining any interest in the Loan, (ii) at the time or times requested by Borrower, and (iii) if any form or certification previously delivered expires or becomes obsolete or inaccurate in any respect, such properly completed and executed documentation reasonably requested by Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, if reasonably requested by Borrower, any Lender shall deliver such other documentation prescribed by applicable Legal Requirements (or reasonably requested by Borrower) as will enable Borrower to determine whether or not such Lender is subject to backup withholding or information reporting requirements. If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(6) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower at the time or times prescribed by law and at such time or times reasonably requested by Borrower such documentation prescribed by applicable Legal Requirements (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower as may be necessary for Borrower to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment (and solely for purposes of this clause (b), “FATCA” shall include any amendments made to FATCA after the date of this Agreement and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with FATCA).

(c)    Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund in respect of any Taxes as to which it has been indemnified pursuant to this Section 2.3.6 (including by the payment of additional amounts pursuant to this Section 2.3.6(c)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.3.6 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request

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of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.3.6(c) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.3.6(c) in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.3.6(c) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.3.6(c) shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the indemnifying party or any other Person.

(d)    Survival. Each party’s obligations under this Section 2.3.6 shall survive any assignment of rights by, or the replacement of, a Lender and/or Administrative Agent, and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(e)    Designation of a Different Lending Office. If any Lender requests compensation under Section 2.3.8 or requires Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.3.6(a), then such Lender shall (at the request of Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to such Sections 2.3.6 or 2.3.8 as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Borrower hereby agrees to pay all costs and expenses incurred by any Lender in connection with any such designation or assignment.

II.3.7.    Breakage Indemnity. Borrower shall indemnify Administrative Agent and Lenders against any Losses which Administrative Agent and/or any Lender may actually sustain or incur in liquidating or redeploying deposits from third parties acquired to effect or maintain the Loan or any part thereof as a consequence of (i) any payment or prepayment of the Loan or any portion thereof made on a date other than a Payment Date and (ii) any failure to pay the Debt or any part thereof or interest accrued thereon, as and when due and payable (at the date thereof or otherwise, and whether by acceleration or otherwise). Administrative Agent shall deliver to Borrower a statement for any such sums which it or any Lender is entitled to receive pursuant to this Section 2.3.7, which statement shall be binding and conclusive absent manifest error. Borrower’s obligations under this Section 2.3.7 are in addition to Borrower’s obligations to pay any Prepayment Premium applicable to a payment or prepayment of the Outstanding Principal Balance.

II.3.8.    Legal Requirements. If any Change in Law shall (a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any

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Lender (except any reserve requirement reflected in the determination of the LIBOR rate hereunder), (b) subject any Lender to any Taxes (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (ii) through (iv) of the definition of Indemnified Taxes, and (iii) Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or (c) impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loan made by such Lender or participation therein, and the result of any of the foregoing circumstances described in clauses (a) through (c) shall be to increase the cost to such Lender of making, converting to, continuing or maintaining the Loan or of maintaining its obligation to make the Loan, or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or any other amount) then, in any such case, upon request of such Lender, Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements. has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loan made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may he, as specified in this Section 2.3.8 and delivered to Borrower shall be conclusive absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof. Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.3.8 shall not constitute a waiver of such Lender’s right w demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section 2.3.8 for any increased costs incurred or reductions suffered more than twelve (12) months prior to the date that such Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the twelve-month period referred to above shall be extended to include the period of retroactive effect thereof). Borrower will not claim or demand or be entitled to any credit or credits on account of the Debt for any part of the Property Taxes or other charges assessed against the Property, or any part thereof, and no deduction shall otherwise be made or claimed from the assessed value of the Property, or any part thereof, for property tax purposes by reason of the Security Instrument or the Debt. If such claim, credit or deduction shall be required by law, or if payment of any Tax by Borrower required hereunder is unlawful, unenforceable, taxable to Lender, or provides the basis for a defense of usury, then in either such case Administrative Agent shall have the option by written notice of not less than one hundred eighty (180) days to declare the Debt immediately due and payable (and any failure to repay the Debt by the end of such 180-day period shall be an Event of Default).

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II.3.9.    Allocation of Fees among Noteholders. Notwithstanding anything to the contrary contained herein, the following amounts will be allocated as set forth in this Section:

(a)    Prepayment Premium. The aggregate Prepayment Premium is allocated to each Note based on the prepayment premium formula set forth in the definition of “Prepayment Premium”, using the same formula as used to calculate the aggregate Prepayment Premium and applying such formula to the principal amount and interest rate of the applicable Note being repaid; provided that, for the avoidance of doubt, if the aggregate Prepayment Premium is calculated pursuant to clause (a.)(i) thereof, then the calculation for each Note shall use the formula set forth in clause (a.)(i) and similarly if the aggregate Prepayment Premium is calculated pursuant to clause (a)(ii) thereof, then the calculation for each Note shall use the formula set forth in clause (a)(ii).

(b)    Extension Fee. Extension fees wit] be allocated to each Note based on the extension fee formula set forth in clause (e) of the definition of “Extension Conditions” herein, applying such formula to the principal amount of the applicable Note being extended.

(c)    Administration Fees. Any processing or administration fees (if applicable) and any fee(s) payable in connection with release of any portion of the Property from the liens of the Loan Documents as may be permitted hereunder or other similar fees payable to Lender hereunder in connection with the granting of requests for approvals (but not including assumption fees, which shall be paid to the Lenders on a pro rata basis, if applicable), shall be allocated to Administrative Agent.

II.3.10.    Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any of the Loan Documents or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any of the Loan Documents, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an BEA Financial Institution; and (b) the effects of any Bail-in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

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Article III

CASH MANAGEMENT: RESERVE ACCOUNTS

Section III.1.    Cash Management. Concurrently herewith, Borrower (a) shall establish the Clearing Account and execute and deliver to Administrative Agent the Clearing Account Agreement and the Cash Management Agreement, and (b) shall, or shall cause Manager to, deliver a written instruction to all tenants under Leases, and to each credit card company, issuer, and/or clearing bank with which Borrower or Manager has entered into a merchant agreement, and each wholesaler or other third-party with which Borrower or Manager has entered into any agreement for payments relating to bookings of rooms at a Property, in a form reasonably acceptable to Administrative Agent instructing that all Revenues be paid directly to the Clearing Account. Borrower shall send a copy of each such instruction letter sent as provided above, together with evidence that the same has been sent, to Administrative Agent within ten (10) Business Days after the Closing Date (or the sending thereof if sent after the Closing Date). Without the consent of Administrative Agent, neither Borrower nor Manager shall terminate, amend, revoke or modify any such instruction letter in any manner whatsoever, or direct or cause any Person to pay any amount in any manner other than as provided in the related instruction letter. To the extent that Borrower, Manager or any other Person on Borrower’s behalf holds any Revenues, whether in accordance with this Agreement or otherwise, (A) such amounts shall be deemed to be collateral for the Debt and shall be held in trust for the benefit of Administrative Agent, (B) such amounts shall not be commingled with any other funds or property of Borrower or Manager, and (C) Borrower or Manager shall deposit such amounts in the Clearing Account within two (2) Business Days of receipt. On each Business Day, funds on deposit in the Clearing Account shall be transferred to the account of Borrower designated in the Clearing Account Agreement until such time as Administrative Agent (or its Servicer) has notified Clearing Bank of the existence of a Cash Management Event, from and after which time (until Administrative Agent (or its Servicer) has notified Clearing Bank that no Cash Management Event exists), on each Business Day all such funds shall be transferred to the Cash Management Account (or as otherwise directed by Administrative Agent or its Servicer). So long as no Event of Default shall have occurred and be continuing (and thereafter at Administrative Agent’s sole option and discretion) funds on deposit in the Cash Management Account (other than any (x) amounts that have been deposited into the Clearing Account that Borrower can reasonably demonstrate consist of gratuities paid to employees at the Property or sales, use, or occupancy Taxes payable by Borrower to any applicable Governmental Authority, which amounts shall be disbursed to Borrower so long as no Event of Default exists, (y) Revenues paid more than one (1) month in advance (“Prepaid Revenues”), which shall be retained in the Cash Management Account until payment thereof is due under the applicable Lease, and (z) Extraordinary Lease Payments, which shall be held and disbursed in accordance with Section 3.2(e) below)), shall be applied on each Payment Date in the following amounts and order of priority:

(a)    First to the Tax Reserve Account the amount required pursuant to Section 3.2(a) hereof

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(b)    Second, to the Insurance Reserve Account the amount required pursuant to Section 3.2(b) hereof;

(c)    Third to (or as directed by) Administrative Agent the Monthly Payment Amount;

(d)    Fourth, to the other Reserve Accounts the amounts required pursuant to the applicable clauses in Section 3.2 hereof;

(e)    Fifth to Administrative Agent to pay any other amounts then due Administrative Agent and/or Lenders under the Loan Documents;

(f)    Sixth, to Borrower for payments of monthly Operating Expenses in the amount described in the Approved Annual Budget for the month in which such Payment Date occurs (less the amount of any Excess Disbursement received by Borrower for any prior Payment Date that has not already been deducted pursuant to this clause (f) the amount of which Excess Disbursement (if any) shall be certified to Administrative Agent in writing by Borrower) (provided, however, at Administrative Agent’s discretion, Administrative Agent shall reduce the amount to be disbursed to Borrower pursuant to this clause (f) by the amount that Borrower demonstrates to Administrative Agent’s satisfaction that Borrower has paid (or will pay) from its own funds toward the payment of such monthly Operating Expenses up to the amount then payable to Mezzanine Loan Administrative Agent pursuant to clause (g) below);

(g)    Seventh to (or as directed by) Mezzanine Loan Administrative Agent the amount specified in the Mezzanine Loan Monthly Debt Service Notice Letter;

(h)    Eighth to Borrower for payments of Operating Expenses and Capital Expenditures not set forth in the Approved Annual Budget that are approved by Administrative Agent and by Mezzanine Loan Administrative Agent pursuant to the Mezzanine Loan Documents, if any (less the amount of any Excess Disbursement received by Borrower for any prior Payment Date that has not already been deducted pursuant to clause (f) above or this clause (h). the amount of which Excess Disbursement (if any) shall be certified to Administrative Agent in writing by Borrower);

(i)    Ninth (A) if a Cash Management Event exists other than one described in clause (d), (e) or (f) of the definition thereof, any amounts remaining in the Cash Management Account (“Excess Cash Flow”) shall be held by Administrative Agent in a deposit account established by Administrative Agent from time to time (“Excess Cash Flow Reserve Account”) as additional collateral for the Obligations, or (B) if a Cash Management Event described in clause (di of the definition thereof exists (but no other Cash Management Event exists), all Excess Cash Flow shall be paid to or as directed by Mezzanine Loan Administrative Agent. So long as no Event of Default then exists, Administrative Agent shall disburse to Borrower (or, if Administrative Agent has been notified of the existence of a Mezzanine Loan Event of Default, to Mezzanine Loan Administrative Agent) any funds held by Administrative Agent in the Excess Cash Flow Reserve Account on the Payment Date next following the end of the applicable Cash Management Event.

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Section III.2.    Required Deposits.

(a)    Tax Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent’s settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in April, 2019 deposit with Administrative Agent the amount that Administrative Agent reasonably estimates will be necessary in order to accumulate (together with the initial deposit made on the Closing Date and projected monthly deposits thereafter) sufficient funds to pay, at least thirty (30) days prior to their respective due dates, all Property Taes due within the ensuing twelve (12) months. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the “Tax Reserve Account”). Provided no Event of Default shall then exist, Administrative Agent will apply the funds in the Tax Reserve Account to payments of the Property Taxes for which such funds have been reserved. In making any such payment, Administrative Agent may do so according to any bill, statement or estimate procured from the appropriate public office without inquiry into the accuracy thereof. If Administrative Agent so elects at any time, Borrower shall provide, at Borrower’s expense, a tax service contract for the term of the Loan issued by a tax reporting agency acceptable to Administrative Agent. If Administrative Agent does not so elect, Borrower shall reimburse Administrative Agent for the cost of making annual tax searches throughout the term of the Loan.

(b)    Insurance Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent’s settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in April, 2019 deposit with Administrative Agent the amount that Administrative Agent estimates will be necessary in order to accumulate (together with the initial deposit made on the Closing Date and projected monthly deposits thereafter) sufficient funds to pay, at least thirty (30) days prior to its expiration, all premiums payable for the Required Policies (“Insurance Premiums”) due within the ensuing twelve (12) months. Such amounts will be held in a deposit account established by Administrative Agent from time to time (the “Insurance Reserve Account”). Provided no Event of Default shall then exist, Administrative Agent will apply the funds in the Insurance Reserve Account to payments of Insurance Premiums for Required Policies. In making any such payment, Administrative Agent may do so according to any bill, statement or estimate procured from an insurer or agent without inquiry into the accuracy thereof unless Administrative Agent has received prior notice from Borrower of the inaccuracy of such bill, statement or estimate (but in any event Administrative Agent may make payment pursuant to any such bill or statement if necessary to avoid the expiration of any Required Policy). Notwithstanding the foregoing, Borrower’s obligation to make the monthly deposits for Insurance Premiums required above shall be suspended as long as the following conditions remain satisfied: (A) no Event of Default then exists; (B) Borrower or an Affiliate thereof maintains a blanket insurance policy that provides the coverages required by Section 5.1.11 of this Agreement with respect to the Property; and (C) Borrower delivers to Administrative Agent, evidence that the premium due for such blanket insurance policy has been paid and that such blanket insurance policy is in full force and effect at least thirty (30) days prior to the date on which such policy is scheduled to expire. If at any time any one of the foregoing conditions is not satisfied, Borrower shall, within ten (10) Business Days after Administrative Agent’s written demand, deposit with Administrative Agent

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immediately available funds in the amount determined in good faith by Administrative Agent to be sufficient (together with projected monthly deposits) to pay the Insurance Premium due for the coverages required hereunder at least thirty (30) days prior to the date the same is payable, and commence making monthly deposits on the immediately following Payment Date in the amounts described above.

(c)    Project Expenditure Reserve Account. Borrower shall, on each Payment Date occurring in June, 2019; September, 2019; December 2019; March, 2020; June 2020; and September, 2020, deposit with Administrative Agent an amount equal to $750,000 for Project Expenditures for the St. Petersburg Marriott. In addition, Borrower shall, on the Payment Date occurring in December, 2020, deposit with Administrative Agent any remaining amount necessary to complete the Project solely with respect to the St. Petersburg Marriott, such amount to be determined in Administrative Agent’s reasonable discretion (less amounts on deposit for the payment of Project Expenditures for Project Expenditures for the St. Petersburg Marriott). Such amounts will be held in a deposit account established by Administrative Agent from time to time (the “Project Expenditure Reserve Account”). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of Project Expenditures for Project Expenditures for the St. Petersburg Marriott. Amounts in the Project Expenditure Reserve Account shall not be disbursed for FF&E Expenditures, which shall be subject to disbursement as set forth in subsection (d) below. In addition to the quarterly deposits required above, on or before the earlier of (i) the Payment Date first following the date that the Franchisor for the Hilton Garden Inn requires that a property improvement plan be completed for the Hilton Garden Inn, or (ii) the Payment Date in March, 2021, and continuing for a period of 12 successive Payment Dates, Borrower shall also make monthly deposits to the Project Expenditure Reserve in an amount equal to one twelfth (1/12th) of the amount estimated by Administrative Agent to be the cost to complete the property improvement plan required by the Franchisor, or if no property improvement plan is required by the Franchisor prior to the Payment Date in March, 2021, an amount estimated by Administrative Agent as necessary to improve the Hilton Garden Inn for future anticipated property improvement plans that will be required by the Franchisor after such Payment Date, less in each case any amounts then held in the Project Expenditure Reserve Account and not required to complete the Project with respect to the St. Petersburg Marriott. Amounts so deposited (or allocated from excess funds not necessary to complete the Project with respect to the St. Petersburg Marriott) with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of Project Expenditures for Project Expenditures for the Hilton Garden Inn. Notwithstanding the foregoing, no monthly deposits shall be required for the Hilton Garden Inn (and provided no Event of Default has occurred and is continuing, any amounts previously collected with respect to the Hilton Garden Inn or excess funds allocated to the Hilton Garden Inn from deposits for the St. Petersburg Marriott shall be disbursed to Borrower) if the conditions to the release of NexPoint as a Guarantor set forth in the Guaranty have been satisfied and NexPoint has in fact been released from the Guaranty by Administrative Agent.

(d)    FF&E Reserve Account. Borrower shall (i) on the Closing Date, deposit with Administrative Agent the applicable amount shown on Administrative Agent’s settlement statement (if any), and (ii) on each Payment Date commencing with the Payment Date in April,

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2019 deposit with Administrative Agent an amount equal to one-twelfth (1/12th) of (x) for any Payment Date in 2019, for the St. Petersburg Marriott and the HWS Portfolio, two percent (2.0%), and for all other Properties, four percent (4.0%), (y) for any Payment Date in 2020, for the St. Petersburg Marriott, two percent (2.0%), and for each other Property, four percent (4.0%), and for any Payment Date thereafter, four percent (4.0%) for each Property, in each case of the annual Revenues as reported by Borrower for such Property in the reports required pursuant to Section 5.1.6 (provided that if Borrower fails to deliver such report, the amount required to be deposited with Administrative Agent pursuant to this clause shall be the amount reasonably determined by Administrative Agent). Such amounts will be held in a deposit account established by Administrative Agent from time to time (the “FF&E Reserve Account”). Amounts so deposited with Administrative Agent shall be disbursed (if at all) as provided in Section 3.3 below only for the payment of FF&E Expenditures. Amounts in the FF&E Reserve Account shall not be disbursed for Project Expenditures, which shall be subject to reimbursement as set forth in subsection (c) above.

Section III.3.    Disbursements from the Reserve Accounts. Administrative Agent shall disburse funds from the applicable Reserve Account for the payment of costs and expenses incurred in connection with an applicable Reserve Item, but not more frequently than once in any thirty (30) day period, upon satisfaction by Borrower of each of the following conditions: (a) Borrower shall submit a written request for payment to Administrative Agent (together with evidence reasonably required by Administrative Agent to evidence satisfaction of the conditions set forth in this Section 3.3) at least ten (10) Business Days prior to the date on which Borrower requests such payment be made and specifies the Reserve Item for which such payment is requested; (b) on the date such request is received by Administrative Agent and on the date such payment is to be made, no Event of Default exists; (c) Administrative Agent shalt have received (i) prior to the first request for a disbursement from a Reserve Account (and prior to any subsequent request for a disbursement where the authorized representative of Borrower has changed), a Certificate of Authority indicating the representative of Borrower that is authorized to make such request, and (ii) for each request for disbursement from a Reserve Account, an Officer’s Certificate with all blanks completed and applicable attachments included; (d) Borrower shall have delivered to Administrative Agent copies of all applicable Leases, commission/fee agreements, bills, invoices, receipts and other documentation reasonably required by Administrative Agent with respect to the Reserve Item for which the disbursement is sought; (e) intentionally omitted; and (f) at Administrative Agent’s option, if the disbursement request is from a Reserve Account other than the Tax Reserve Account or the Insurance Reserve Account, Borrower shall furnish Administrative Agent with a title search indicating that the Property is free from all liens, claims and other encumbrances not previously approved by Administrative Agent. Administrative Agent shall not be required to make disbursements from the Reserve Accounts (other than the Tax Reserve Account or the Insurance Reserve Account, which shall not be so limited) unless such requested disbursement is in an amount greater than $10,000 (or a lesser amount if the total amount in the applicable Reserve Account is less than $10,000, in which case only one disbursement of the amount remaining in the account shall be made). No funds shall be disbursed from a Reserve Account for the payment of a Reserve Item for which funds have been reserved in a different Reserve Account (or for a Reserve Item for which no funds have been reserved). Any amount remaining in a Reserve Account after the Debt

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has been paid in full shall be returned to Borrower (provided, however if at such time Administrative Agent has received written notice that a Mezzanine Loan Event of Default then exists, such funds shall instead be deemed distributed to Borrower and shall be paid to Mezzanine Loan Administrative Agent).

Section III.4.    Accounts Generally. If at any time Administrative Agent reasonably determines that the funds available in any Reserve Account will not be sufficient to pay for the cost or expense for which such funds have been required to be deposited with Administrative Agent hereunder by the date required therefor, or if Administrative Agent determines in good faith (based on the then-current Approved Annual Budget or on review of a physical conditions report for the Property, or any other objective, third party source) to reassess its estimate of the amount reasonably necessary to be reserved for any such costs or expenses, then, at Administrative Agent’s option provided to Borrower in writing, Borrower shall increase its monthly payments to Administrative Agent with respect to the applicable Reserve Account(s) by the amount that Administrative Agent so notifies Borrower is required and/or deposit the shortfall amount determined by Administrative Agent into the applicable Reserve Account(s) within twenty (20) Business Days of notice from Administrative Agent. The insufficiency of any balance in any Reserve Account shall not relieve Borrower from its obligations under the Loan Documents. Subject to the terms and conditions of this Agreement, the Cash Management Account, the Clearing Account, and the Reserve Accounts shall be under the sole dominion and control of Administrative Agent (which dominion and control may be exercised by Servicer), Administrative Agent and Servicer shall have the sole right to make withdrawals from such accounts (without limiting the terms and conditions of this Agreement or the Clearing Account Agreement), and all costs and expenses for establishing and maintaining such accounts shall be paid by Borrower. Administrative Agent may replace such accounts or establish new accounts from time to time in its sole discretion, and Borrower hereby agrees that it shall take all action reasonably necessary to facilitate the transfer of the respective obligations, duties and rights of any applicable bank to the successor thereof selected by Administrative Agent in its sole discretion. Interest or other earnings that may accrue with respect to any funds held in a Reserve Account (if any) shall not be required to be remitted to Borrower or any Reserve Account and shall instead he retained by Administrative Agent (or at Administrative Agent’s election, its Servicer or any other designee of Administrative Agent). The funds in the Reserve Accounts shall not constitute trust funds and may be held in Administrative Agent’s name and commingled with other monies held by Administrative Agent.

Article IV

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as of the Closing Date (or as of such other date on which the representations and warranties contained herein are required under this Agreement to be made) that, except as set forth on Schedule V attached hereto:

Section IV.1.    Organization. Borrower has been duly formed and is validly existing and in good standing in the jurisdiction in which it is formed and has the requisite power and

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authority to own its properties and to transact the businesses in which it is now engaged. Borrower is duly qualified to do business in, and is in good standing in, the State in which the Property is located and each other jurisdiction where it is required to be so qualified in connection with its properties, businesses and operations. The organizational chart attached hereto as Schedule II shows all Persons that (a) own ten percent (10%) or more of the direct or indirect ownership interests in Borrower, and (b) Control Borrower. As of the date hereof, Borrower is Controlled by Guarantor, Guarantor is Controlled by NexPoint Advisors, and NexPoint Advisors is Controlled by James D. Dondero.

Section IV.2.    Authority: Enforceability. Borrower has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents. This Agreement and the other Loan Documents have been duly executed and delivered by or on behalf of Borrower and constitute the legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and similar laws affecting rights of creditors generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by Borrower or Guarantor, nor would the operation of any of the terms of the Loan Documents, or the exercise of any right thereunder, render the Loan Documents unenforceable (subject to principles of equity and bankruptcy, insolvency and other laws generally affecting creditors’ rights and the enforcement of debtors’ obligations).

Section IV.3.    No Conflicts. The execution, delivery and performance of this Agreement and the other Loan Documents by Borrower and/or Guarantor, as applicable, will not (a) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any of such Person’s organizational or governing documents, (b) conflict with or result in a breach of any, or result in the creation or imposition of any lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of such Person pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, partnership agreement, management agreement or other agreement or instrument to which such Person is a party or by which any of such Person’s property or assets is subject, or (c) result in any violation of the provisions of any Legal Requirement. Any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by Borrower and/or Guarantor, as applicable, of the Loan Documents has been obtained and is in full force and effect.

Section IV.4.    Litigation: Judgments. To the best of Borrower’s knowledge, there are no actions, suits or proceedings at law or in equity by or before any Governmental Authority now pending or threatened against or affecting Borrower, Guarantor, Manager, or the Property that, if determined adversely to such party, would be reasonably likely to have a Material Adverse Effect. Borrower, Guarantor, and Manager are not in default or violation with respect to any order, writ, injunction, decree or demand of any Governmental Authority that is reasonably likely to have a Material Adverse Effect.

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Section IV.5.    Agreements. Borrower is not in default in any material respect under any agreement to which it is a party or by which Borrower or the Property are bound which would reasonably be expected to have a Material Adverse Effect. Borrower has no material financial obligations other than Permitted Indebtedness.

Section IV.6.    Title. Borrower has indefeasible and insurable fee simple title to the real property comprising part of the Property and good title to the balance of the Property, free and clear of all liens and security interests whatsoever except the Permitted Encumbrances. There are no liens on or security interests in the direct ownership interests in any Individual Borrower or any Mezzanine Borrower (other than Permitted Encumbrances). Neither the Property nor any part thereof, nor any direct ownership interests in any Individual Borrower or any Mezzanine Borrower, are subject to any purchase options, rights of first refusal, rights of first offer or other similar rights in favor of any Person. The Permitted Encumbrances in the aggregate do not materially and adversely affect the value, operation or use of the Property (as currently used) or Borrower’s ability to repay the Loan. There are no material claims for payment for work, labor or materials affecting the Property, which are or may become a lien prior to, or of equal priority with, the liens created by the Loan Documents. There are no prior assignments of the Leases or any portion of the Revenues due and payable or to become due and payable which are presently outstanding.

Section IV.7.    Solvency. Borrower has (a) not entered into the transaction contemplated by this Agreement or executed the Loan Documents with the actual intent to hinder, delay or defraud any creditor and (b) received reasonably equivalent value in exchange for its obligations under such Loan Documents. The fair saleable value of Borrower’s assets exceeds and will, immediately following the making of the Loan, exceed Borrower’s total liabilities, including subordinated, unliquidated, disputed and contingent liabilities. Borrower’s assets do not and, immediately following the making of the Loan will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. No petition in bankruptcy has been filed against Borrower, and Borrower has never made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. None of Borrower, or any of its respective direct or indirect owners is contemplating either the filing of a Bankruptcy Action by Borrower or the liquidation of all or a major portion of its assets or properties, and Borrower has no knowledge of any Person contemplating the filing of any such petition against it.

Section IV.8.    Compliance. To the best of Borrower’s knowledge, Borrower and the Property (including the use thereof) comply in all material respects with all applicable Legal Requirements. To the best of Borrower’s knowledge, there has not been committed by Borrower or, to Borrower’s knowledge, any other Person in occupancy of or involved with the operation or use of the Property any act or omission affording any Governmental Authority the right of forfeiture as against the Property or any part thereof or any monies paid in performance of Borrower’s obligations under any of the Loan Documents. To the best of Borrower’s knowledge and except as otherwise set forth in the zoning reports delivered to Administrative Agent in contemplation of the Loan, in the event that all or any part of the Improvements are destroyed or damaged, said Improvements can be legally reconstructed to their condition prior to such damage

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or destruction, and thereafter exist for the same use without violating any zoning or other ordinances applicable thereto and without the necessity of obtaining any variances or special permits, and neither the zoning nor any other right to construct, use or operate the Property is in any way dependent upon or related to any property other than the Property. The use being made of the Property is in conformity with the certificate of occupancy issued for the Property and, to the best of Borrower’s knowledge, all other restrictions, covenants and conditions affecting the Property. The Loan is solely for the business purpose of Borrower, and is not for personal, family, household, or agricultural purposes.

Section IV.9.    Condemnation. No Condemnation or other similar proceeding has been commenced or, to Borrower’s knowledge, is threatened or contemplated with respect to all or any portion of the Property or for the relocation of any roadway providing access to the Property.

Section IV.10.    Utilities and Public Access. The Property is located on or adjacent to a public road and has direct legal access to such road (or has access to it via an in-evocable easement or irrevocable right of way permitting ingress and egress to and from such public road), and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service the Property for its intended uses. All public utilities necessary or convenient to the full use and enjoyment of the Property are located either in the public right-of-way abutting the Property (which are connected so as to serve the Property without passing over other property) or in recorded easements serving the Property and such easements are set forth in and insured by the Title Insurance Policy. All easements, cross easements, licenses, air rights and rights-of-way or other similar property interests, if any, necessary for the full utilization of the Improvements for their intended purposes have been obtained, are described in the Title Insurance Policy and are in full force and effect without default thereunder.

Section IV.11.    Separate Tax Lots: Assessments. The Property is comprised of one (I) or more parcels that constitute one (I) or more separate tax lots and do not constitute a portion of any other tax lot that is not a part of the Property. There are no pending or, to Borrower’s knowledge, proposed special or other assessments for public improvements or otherwise affecting the Property, nor, to Borrower’s knowledge, are there any contemplated improvements to the Property that may result in such special or other assessments.

Section IV.12.    Insurance. Borrower has obtained and has delivered to Administrative Agent certificates for all Required Policies required hereunder, with all premiums currently payable thereunder having been paid, reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. No claims have been made under any such Required Policies, and no Person has done, by act or omission, anything that would impair the coverage of any such Required Policies.

Section IV.13.    Use of Property: Licenses. The Property is used exclusively as hotels and other appurtenant and related uses. All certifications, permits, licenses and approvals (including certificates of completion and occupancy permits (or its equivalent) and any applicable liquor license) required for the current legal use, occupancy and operation of the Property, have been obtained and are in full force and effect.

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Section IV.14.    Flood Zone. Except as may be shown on the survey delivered to Administrative Agent in connection with the dosing of the Loan, none of the Improvements on the Property are located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards (or, if so located, the flood insurance required pursuant to Section 5.1.11 hereof is in full force and effect with respect to the Property).

Section IV.15.    Physical Condition. To the best of Borrower’s knowledge, subject to Completion of the Project, the Property (including all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components) is in good condition, order and repair in all material respects. To the best of Borrower’s knowledge, there exists no structural or other material defects or damages in the Property, whether latent or otherwise, and Borrower has not received notice from any insurance company or bonding company of any defects or inadequacies in the Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination o1 any policy of insurance or bond. The Improvements have suffered no material casualty or damage which has not been fully repaired and the cost thereof fully paid.

Section IV.16.    Boundaries: Survey. Except as may be otherwise shown on the survey of the Property delivered to Administrative Agent in contemplation of the Loan, all of the improvements which were included in determining the appraised value of the Property lie wholly within the boundaries and building restriction lines of the Property, and no improvements on adjoining properties encroach upon the Property (other than Permitted Encumbrances), and no easements or other encumbrances upon the Property encroach upon any of the Improvements, so as to affect the value or marketability of the Property except those which are insured against by the Title Insurance Policy. To Borrowers knowledge, the survey for the Property delivered to Administrative Agent in connection with the Loan does not fail to reflect any material matter affecting the Property or the title thereto.

Section IV.17.    Leases. Except as disclosed on Schedule X attached hereto and except for the Operating Leases, none of the Properties are subject to any Leases.

Section IV.18.    Filing and Recording Taxes. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the transfer of the Property to Borrower have been paid. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents have been paid.

Section IV.19.    Special Purpose Entity. Borrower is (and has been, at all times since its formation) a Special Purpose Entity.

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Section IV.20.    Financial Information; Disclosure. To the best of Borrower’s knowledge, all information submitted to Administrative Agent (including all financial statements, rent rolls, reports, certificates and other documents submitted in connection with the Loan or in satisfaction of the terms thereof, and all statements of fact made in this Agreement or in any other Loan Document) (a) are accurate, complete and correct in all material respects, (b) accurately represent the financial condition of Borrower, Guarantor, and/or Property as of the date of such reports (as applicable), (c) to the extent prepared, audited or reviewed by an independent certified public accounting firm, have been prepared, audited or reviewed in accordance with the Approved Accounting Method throughout the periods covered (except as disclosed therein), and (d) do not omit to state any material fact necessary to make statements contained herein or therein not misleading. Except for Permitted Encumbrances, Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to Borrower and reasonably likely to have a Material Adverse Effect, except as referred to or reflected in such financial statements. There has been no material adverse change in any condition, fact, circumstance or event that would make any such information inaccurate, incomplete or otherwise misleading in any material respect or that would be reasonably likely to have a Material Adverse Effect. Borrower has disclosed to Administrative Agent all material facts in its knowledge that would cause any information provided to Administrative Agent or any representation or warranty made in any of the Loan Documents concerning Borrower, Guarantor, Manager, or the Property, to be materially misleading. To Borrower’s knowledge, no statement of fact made by Borrower or Guarantor in any of the Loan Documents to which such Person is a party contains any untrue statement of a material fact or omits to state any material fact presently known to such Person and necessary to make statements contained herein or therein not misleading.

Section IV.21.    Certain Regulations. Borrower is not (a) an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended; (b) a “holding company” or a “subsidiary company” of a “holding company” or an “affiliate” of either a “holding company” or a “subsidiary company’ within the meaning of the Public Utility Holding Company Act of 1935, as amended; (c) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money; (d) a “bank holding company” or a direct or indirect subsidiary of a “bank holding company” as defined in the Bank Holding Company Act of 1956, as amended, and Regulation Y thereunder of the Board of Governors of the Federal Reserve System; (e) a “foreign person” within the meaning of § 1445(f)(3) of the Code; (I) a sponsor of (nor obligated to contribute to) an “employee benefit plan” (within the meaning of §3(3) of ERISA) which is subject to Title I of ERISA or §4975 of the Code, and none of the assets of Borrower constitute “plan assets” (within the meaning of 29 C.F.R. §2510.3-101) for purposes of §3(42) of ERISA, or (g) a “governmental plan” (within the meaning of §3(32) of ERISA) or subject to any state statute regulating investments of, or fiduciary obligations with respect to, such “governmental plans” which is similar to the provisions of §406 of ERISA or §4975 of the Code and which prohibit or otherwise restrict the transactions contemplated by this Agreement (including the exercise by Administrative Agent of any of its rights under the Loan Documents). No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or

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for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by any Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents.

Section IV.22.    Sanctions: Anti-Money Laundering: Anti-Corruption. As of the date hereof and at all times throughout the term of the Loan, including after giving effect to any Transfers permitted pursuant to the Loan Documents, no Restricted Party, no Affiliate of any Restricted Party, and, to the Borrower’s knowledge, no agent of the foregoing or other Person holding any direct or indirect ownership or beneficial interest in Borrower or its funds or other assets (a) is a Designated Person, (b) is located, organized, resident or has a place of business in a Designated Jurisdiction, (c) is a Person with whom Administrative Agent or any Lender is restricted from doing business under Sanctions and Anti-Money Laundering Laws, (d) has engaged or currently engages in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any Sanctions and Anti-Money Laundering Laws or (e) is otherwise in violation of Sanctions and Anti-Money Laundering Laws. The Restricted Parties, their respective Affiliates, and to the Borrower’s knowledge, their agents and other Persons holding any direct or indirect ownership or beneficial interest in Borrower, are in compliance with Sanctions and Anti-Money Laundering Laws and the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) and any other applicable anti-corruption law (together, the “Anti-Corruption Laws”). The Borrower has instituted and maintains policies and procedures designed to promote and achieve compliance with applicable Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws.

Section IV.23.    Hotel Matters.

(a)    Franchise Agreements. Each Franchise Agreement is in full force and effect and to Borrower’s knowledge, there is no event of default thereunder by any party thereto and, no event has occurred that, with the passage of time and/or giving of notice, would constitute an event of default thereunder. As of the date hereof, no franchise fees under any Franchise Agreement are due and payable and now delinquent, and, excluding such projects that (i) have been disclosed to Administrative Agent in writing (via a budget setting forth projected capital improvements during the term of the Loan or otherwise including the Project Budget) and (ii) a Franchisor may require pursuant to the terms of its Franchise Agreement, Borrower does not, as of the Closing Date, have any obligations to undertake any capital improvement projects with respect to the Property or otherwise upgrade or alter the Property in any material respect in order to comply with any obligations under the Franchise Agreements (in connection with a “property improvement plan” under the Franchise Agreements or otherwise). The Franchise Agreements represent the full and complete terms and provisions of the franchise or license contracts entered into between the respective franchisors or licensors and Borrower which are in effect as of the date hereof, and there are no other amendments, modifications, or other agreements relating thereto. There are no franchise or similar agreements affecting the Property other than the Franchise Agreements, and there are no other fee or payment arrangements in connection with the franchise rights except as set forth in the Franchise Agreement.

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(b)    Liquor License(s). Borrower has delivered to Administrative Agent copies of all Licenses in effect with respect to the Property relating to the serving of alcoholic beverages, and all Licenses necessary for the servicing of alcoholic beverages at the Property are in the name of either Borrower or Manager, and are in full force and effect.

(c)    Labor Matters. There are no collective bargaining agreements or similar agreement in effect with respect to Borrower or the Property.

Section IV.24.    Mezzanine Loan Matters. No Default or Event of Default (each as defined in the Mezzanine Loan Agreement) has occurred under the Mezzanine Loan Documents which remains uncured or unwaived.

Section IV.25.    Operating Lease Representations.

(a)    (i) Each Operating Lease is in full force and effect and has not been modified or amended in any manner whatsoever, (ii) there are no defaults under any Operating Lease by any party thereunder, and no event has occurred which but for the passage of time, or notice, or both would constitute a default under any Operating Lease, (iii) all rents, additional rents and other sums due and payable under the Operating Leases, as such payment dates may have been extended by the lessor thereunder, have been paid in full, (iv) no party has commenced any action or given or received any notice for the purpose of terminating any Operating Lease, and (v) each Operating Lease has been executed in connection with the tax structure of the Borrowers;

(b)    The Security Instrument encumbers the interest of each lessee thereunder in the Operating Leases and the fee interest in each Property is encumbered by the Security Instrument.

Article V

BORROWER COVENANTS

Section V.1.    Affirmative Covenants. From the date hereof and until payment and performance in full of all Obligations in accordance with the terms of this Agreement and the other Loan Documents, Borrower hereby covenants and agrees with Administrative Agent that it shall comply with the following:

V.1.1.    Existence: Compliance with Legal Requirements. Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence, rights, licenses, permits, franchises, and trade names required for the operation of the Property in the manner presently being conducted. Borrower shall comply with all Legal Requirements applicable to it and the Property (subject to Borrower’s right to contest the applicability of any such Legal Requirement in accordance with Section 5.1.2 below).

V.1.2.    Taxes. Other Charges. and Liens: Contests. Borrower shall pay all Property Taxes, liens, assessments, maintenance charges, and any other charges (including vault charges and license fees for the use of vaults, chutes and similar areas adjoining the Property) now or

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hereafter levied or assessed or imposed against the Property or any part thereof prior to the delinquency thereof Borrower will deliver to Administrative Agent receipts for payment or other evidence satisfactory to Administrative Agent that the Property Taxes and such other charges have been so paid no later than ten (10) days prior to the date on which the same would otherwise be delinquent if not paid. Notwithstanding the foregoing, Borrower’s obligation to directly pay Property Taxes for which Administrative Agent is reserving funds pursuant to Section 3.2(a) hereof (and to provide evidence of the same) shall be suspended for so long as Borrower complies with the terms and provisions of said Section 3.2(a). Borrower, at its own expense, may contest (after prior written notice to Administrative Agent) by appropriate legal proceeding, promptly initiated and conducted in good faith and with reasonable diligence, the amount or validity or application in whole or in part of any Property Taxes or any lien or other charge on the Property, and/or the applicability of any Legal Requirement, provided that: (a) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower, the Property or any collateral for the Loan, as applicable, is subject and shall not constitute a default thereunder, and such proceeding shall be conducted in accordance with all applicable statutes, laws and ordinances; (b) neither the Property nor any part thereof or interest therein will be in material danger of being sold, forfeited, terminated, cancelled or lost; (c) Borrower shall promptly, upon final non-appealable determination thereof, pay the amount of any such contested matter (together with all costs, interest and penalties which may be payable in connection therewith) and/or comply with such contested Legal Requirement; and (d) such proceeding shall suspend the collection of such contested matter (unless Borrower shall have paid all such amounts so demanded under protest), and with respect to liens, Borrower shall have caused any such lien to be discharged (by bonding or otherwise) within thirty (30) days (or sooner if required to avoid a forfeiture of the Property) of the filing thereof, or Borrower shall furnish such security as may be requested by Administrative Agent (not to exceed one hundred ten percent (110%) of the amount of such lien being contested), to insure the payment of any such contested matter, together with all interest and penalties thereon (and Administrative Agent may pay over any such security to the claimant entitled thereto at any time when, in the judgment of Administrative Agent, the entitlement of such claimant is established or the Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost, or there shall be any danger of the lien of the Security Instrument being primed by any related lien).

V.1.3.    Access to Property. Borrower shall permit agents, representatives and employees of Administrative Agent to inspect the Property or any part thereof at reasonable hours upon reasonable advance notice (and subject to the rights of tenants under Leases). Borrower agrees to pay or reimburse Administrative Agent within ten (10) Business Days after written demand for all reasonable out-of-pocket costs and expenses incurred by Administrative Agent in connection with the inspections described in this Section 5.1.3; provided, however, Borrower shall not be required to pay for the cost of more than one (I) such inspection in any twelve (12) month period unless (a) an Event of Default exists, (b) Borrower has undertaken capital improvements with respect to the Property, or (c) Administrative Agent has a reasonable basis to believe that the Property has been damaged in any material respect, in which case with respect to any of the foregoing circumstances, the foregoing limitation shall not apply.

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V.1.4.    Interest Rate Cap Agreement.

(a)    Not later than the date that is fifteen (15) days after the applicable Index is equal to or greater than the applicable Trigger Rate (it being agreed that Borrower shall be responsible for determining for itself when the Index has reached such point, but that any notice from Administrative Agent indicating the same shall be deemed conclusive absent manifest error) Borrower shall obtain an agreement from (or guaranteed by) an Acceptable Counterparty, which agreement (an “Interest Rate Cap Agreement”) shall (i) be in the form and substance satisfactory to Administrative Agent, (ii) contain the agreement of such counterparty to make payments to Borrower in the event the applicable Index exceeds the applicable Strike Rate, (iii) require payments based on a notional amount at least equal to the Loan Amount, (iv) not terminate prior to the Scheduled Maturity Date, (v) require payments to be made on the date that is three (3) Business Days prior to the applicable Payment Date, and (vi) contain a one-time right to reallocate notional amounts between the Interest Rate Cap Agreement obtained in connection with the Loan and the Interest Rate Cap Agreement obtained in connection with the Mezzanine Loan at no cost to Administrative Agent or any Lender. Borrower shall not waive or amend any of the material terms of any such required Interest Rate Cap Agreement.

(b)    In the event of any downgrade or withdrawal of the rating of an Acceptable Counterparty below “A-” by S&P or “A3” from Moody’s (or such other lower rating levels as are acceptable to Administrative Agent), or in the event of any default by an Acceptable Counterparty under an Interest Rate Cap Agreement required hereunder, Borrower shall, not later than thirty (30) days following the receipt by Borrower of notice of such downgrade, withdrawal, or default (whether received from Administrative Agent, the Acceptable Counterparty, or otherwise) (or such later period with respect to the following clause (ii) if such Acceptable Counterparty has a longer period of time to provide such collateral) either (i) replace such Interest Rate Cap Agreement with an Interest Rate Cap Agreement satisfying the requirements of clause (a) above, (ii) provide a guaranty from a guarantor who is an Acceptable Counterparty, or (iii) to the extent required of such Acceptable Counterparty in such Interest Rate Cap Agreement, cause the Acceptable Counterparty to deliver cash collateral to secure 100% of the mark-to-market value of Borrower’s exposure under such Interest Rate Cap Agreement; provided, however, notwithstanding the foregoing, if the Acceptable Counterparty ceases to have a long term rating of at least “BBB” or “Baal” by S&P and Moody’s respectively, then Borrower shall replace the Interest Rate Cap Agreement with an Interest Rate Cap Agreement satisfying the requirements in clause (a) above, not later than thirty (30) days following the receipt by Borrower of notice of such downgrade (whether received from Administrative Agent, the Acceptable Counterparty, or otherwise).

(c)    Borrower shall collaterally assign any such required Interest Rate Cap Agreement to Administrative Agent, and shall cause the counterparty to such Interest Rate Cap Agreement to consent to such collateral assignment and deliver an opinion of counsel regarding the enforceability of the Interest Rate Cap Agreement, in each case in form and substance reasonably satisfactory to Administrative Agent.

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V.1.5.    Further Assurances. Borrower shall, at Borrower’s sole cost and expense, (a) furnish to Administrative Agent all information with respect to the Property in Borrower’s possession or control promptly upon Administrative Agent’s request therefor; (b) execute and deliver to Administrative Agent such documents, instruments, certificates, assignments and other writings, and do such other acts reasonably necessary or desirable, to evidence, preserve and/or protect the collateral at any time securing or intended to secure the Obligations under the Loan Documents, and to establish, maintain, and perfect Administrative Agent’s security interest therein free of all other liens and security interests (other than Permitted Encumbrances); and do and execute all and such further lawful acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, in each case as Administrative Agent shall require from time to time. Borrower authorizes Administrative Agent, at the expense of Borrower, to file any financing statement or statements (and amendments thereto and continuations thereof) deemed necessary or desirable by Administrative Agent in good faith to perfect its security interest in any of the collateral for the Loan (including an “all assets” financing statement within the meaning of the UCC). Borrower hereby irrevocably constitutes and appoints Administrative Agent as Borrower’s true and lawful attorney-in-fact, coupled with an interest and with full power of substitution, to execute, acknowledge and deliver any instruments and to exercise and enforce every right, power, remedy, option and privilege of Borrower with respect to the collateral for the Loan, and do in the name, place and stead of Borrower, all such acts, things and deeds for and on behalf of and in the name of Borrower, which Borrower is required to do under the Loan Documents or which Administrative Agent may deem necessary or desirable to more fully vest in Administrative Agent the rights and remedies provided for in the Loan Documents and to accomplish the purposes of this Agreement, including any amendment to the Loan Documents which may be required hereunder, in each case upon Borrower’s failure to take any of the foregoing actions or any other applicable action required under the Loan Documents within ten (10) Business Days after notice from Administrative Agent. The foregoing powers of attorney are irrevocable and coupled with an interest.

V.1.6.    Reporting.

(a)    Borrower will keep and maintain or will cause to be kept and maintained on a fiscal year basis (commencing January 1 of each year), in accordance with the Approved Accounting Method, proper and accurate books, records and accounts reflecting all of the financial affairs of Borrower. Borrower will furnish to Administrative Agent the reports described on Schedule VII attached hereto not later than the applicable date set forth opposite such required report, accompanied by an Officer’s Certificate with respect thereto.

(b)    Not later than forty-five (45) days prior to the commencement of each fiscal year, Borrower shalt submit to Administrative Agent its proposed annual budget for the Property detailing all anticipated operating expenses, operating income, and planned Capital Expenditures for the Property for the ensuing fiscal year in form satisfactory to Administrative Agent. Such proposed budget shall be subject to Administrative Agent’s written approval (when so approved, an “Approved Annual Budget”), which approval shall not be unreasonably withheld. Until such time that Administrative Agent approves a proposed budget, the most recently Approved Annual

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Budget shall apply; provided, however, that such Approved Annual Budget shall be deemed adjusted to reflect actual increases in Property Taxes, Insurance Premiums and utilities expenses. The approved Annual Budget for the remainder of calendar year 2019 is attached hereto as Exhibit C.

(c)    Any reports, statements or other information required to be delivered under this Agreement shall be provided to Administrative Agent as an electronic Excel file and as a .pdf file (or otherwise in a form reasonably acceptable to Administrative Agent), in English, and shall be delivered electronically unless Administrative Agent requests that the same be delivered in paper form, and accompanied by a certificate of Borrower stating that such information is accurate and complete in all material respects and does not intentionally omit a material fact necessary in order to make the same not misleading in any material respect. Borrower agrees that Administrative Agent and Lender may disclose all documents, materials, and information regarding the Property, Borrower, Guarantor, their constituent direct and indirect owners, and/or the Loan that is now or hereafter becomes in Administrative Agent’s or Lender’s possession and/or is or may be provided to Administrative Agent pursuant to this Section 5.1.6 and/or pursuant to Article VII hereof to any applicable parties requesting such information in connection with a Secondary Market Transaction (including each actual or potential purchaser, transferee, assignee, servicer, participant or investor in the Loan or in any Securities, any Rating Agency, any organization maintaining databases on the underwriting and performance of commercial loans, trustees, counsel, and accountants). Administrative Agent shall have the right from time to time at all times during normal business hours upon reasonable prior notice (which may be given verbally) to examine such books, records and accounts at the office of Borrower or any other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Administrative Agent shall desire.

(d)    If any report, statement or other information required to be delivered to Administrative Agent pursuant to this Section 5.1.6 (a “Required Report”) is not timely delivered (and without limiting the terms and conditions of Article VI hereof), Borrower shall promptly pay to Administrative Agent, as a late charge, (i) the sum of $250.00 with respect to any such Required Report not timely delivered; provided, however, with respect to the first such Required Report that is not timely delivered in any calendar year, such fee shall only be due if the Required Report is not delivered on or prior to the date that is ten (10) Business Days after the due date thereof; and (ii) if any such Required Report is not delivered within five (5) Business Days after written notice from Administrative Agent, the sum of $250.00 per day with respect to any such Required Report until the same is delivered.    Borrower acknowledges that Administrative Agent and Lender will incur additional expenses as a result of any such late deliveries, which expenses would be impracticable to quantify, and that Borrower’s payments under this Section 5.1.6(d) are a reasonable estimate of such expenses. Borrower acknowledges further that the payment by Borrower of this late charge does not in any manner affect or otherwise impair or waive any rights and remedies Administrative Agent and Lender may have hereunder, under the Loan Documents or under applicable Legal Requirements for any Event of Default.

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V.1.7.    Title to the Property. Borrower will warrant and defend (a) the title to the Property and every part thereof, and (b) the validity and priority of the lien of the applicable Loan Documents, in each case against the claims of all Persons (subject only to the Permitted Encumbrances).

V.1.8.    Estoppel Statements. After request by Administrative Agent, Borrower shall within ten (10) Business Days furnish Administrative Agent with a statement, duly acknowledged and certified, setting forth (i) the original principal amount of the Loan, (ii) the Outstanding Principal Balance, (iii) the Interest Rate of the Note, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Debt or the performance of the Obligations, if any, and (vi) that the Note, this Agreement, the Security Instrument and the other Loan Documents are valid, legal and binding obligations of such party and have not been modified or if modified, giving particulars of such modification as Administrative Agent may reasonably request. Borrower shall use commercially reasonable efforts to deliver to Administrative Agent, in a reasonable timeline after Administrative Agent’s written request, tenant estoppel certificates from each commercial tenant leasing space at the Property in form and substance reasonably satisfactory to Administrative Agent, however that Borrower shall not be required to deliver such certificates more frequently than one (1) time in any calendar year, absent the continuance of an Event of Default.

V.1.9.    Operation of the Property. Borrower shall cause the Property to be maintained in a good and safe condition and repair in all material respects, and at all times keep the Property in good working order and repair (subject to ordinary wear and tear and casualty damage). Borrower shall cause the Property to be operated, in all material respects, in accordance with the Management Agreement. If the Management Agreement expires or is terminated (without limiting any obligation of Borrower to obtain Administrative Agent’s consent to any termination or modification of the Management Agreement in accordance with the terms and provisions of this Agreement), Borrower shall promptly enter into a Management Agreement in form and content reasonably acceptable to Administrative Agent with a Manager approved by Administrative Agent. Borrower shall: (a) promptly perform and/or observe, in all material respects, all of the covenants and agreements required to be performed and observed by it under the Management Agreement and do all things necessary to preserve and to keep unimpaired its material rights thereunder; (b) promptly notify Administrative Agent of any material default under the Management Agreement of which it is aware; (c) promptly deliver to Administrative Agent a copy of each financial statement, business plan, capital expenditures plan, notice, report and estimate received by it under the Management Agreement; and (d) enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by Manager under the Management Agreement, in a commercially reasonable manner. If (i) an Event of Default exists, (ii) the Manager shall become the subject of a Bankruptcy Action, (iii) a default occurs under the Management Agreement on the part of either Borrower or Manager, beyond any applicable grace and cure periods, or (iv) Manager shall commit gross negligence, fraud, illegal acts, or willful misconduct, Borrower shall, at the request of Administrative Agent, promptly terminate the Management Agreement and replace Manager with a Manager approved by Administrative Agent, such approval not to be unreasonably withheld, conditioned or delayed.

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V.1.10.    Immediate Repairs. Borrower shall complete the Immediate Repairs on or before the required deadline for each as set forth on Schedule I (which deadlines shall be extended on a day-for-day basis for each day during which performance of such obligations was prevented on account of an event or circumstance constituting a Force Majeure; provided however in no event shall such deadlines be extended for a period longer than sixty (60) days in the aggregate). At Administrative Agent’s option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete the Immediate Repairs within ten (10) Business Days of such required deadline (as extended as provided above).

V.1.11.    Insurance. Borrower shall obtain and maintain, or cause to be maintained, insurance for Borrower and the Property providing at least the coverages described on Schedule VI attached hereto (each a “Required Policy”). Borrower shall provide complete copies of the Required Policies to Administrative Agent promptly upon Administrative Agent’s request. Borrower shall be permitted to obtain the Required Policies under a “blanket” insurance policy so long as such policy specifically allocates to the Property the amount of coverage from time to time required hereunder and otherwise provides the same protection as would a separate policy insuring only the Property in compliance with the provisions of this Section 5.1.11. If at any time all Required Policies are not in full force and effect, Administrative Agent shall have the right, without notice to Borrower, to take such action as Administrative Agent deems necessary to protect its interest in the Property, including the obtaining of such insurance coverage as Administrative Agent in its sole discretion deems appropriate. All premiums incurred by Administrative Agent in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrower to Administrative Agent within ten (10) Business Days after written demand and, until paid, shall be secured by the Security Instrument and shall bear interest at the Default Rate. Borrower shall promptly forward to Administrative Agent a copy of each written notice received by Borrower of any modification, reduction or cancellation of any of the Required Policies or of any of the coverages afforded under any of the Required Policies.

V.1.12.    Casualty and Condemnation.

(a)    If the Property shall be damaged or destroyed, in whole or in part, by fire or other casualty (a “Casualty”), or any temporary or permanent taking of (or affecting) the Property by any Governmental Authority pursuant to the exercise of the right of condemnation or eminent domain (a “Condemnation”) shall occur, be commenced or be threatened in writing, Borrower shall (i) give prompt notice of the same to Administrative Agent (and deliver to Administrative Agent copies of any and all papers served in connection with any Condemnation proceeding), and (ii) diligently prosecute a Restoration so that the Property resembles, as nearly as possible, the condition the Property was in immediately prior to such event, and (iii) pay all costs of such Restoration whether or not such costs are covered by insurance. Administrative Agent may participate in any settlement discussions with any insurance companies concerning a Casualty, and any settlement discussions with any Governmental Authority with respect to a Condemnation (and shall have the right to approve any final settlement with respect to either) with respect to any Casualty or Condemnation in which the Net Proceeds or the costs of completing the Restoration are reasonably expected to exceed the Net Proceeds Threshold. Borrower shall execute and deliver to Administrative Agent all instruments required by

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Administrative Agent to permit such participation. Borrower shall cooperate with Administrative Agent in obtaining for Administrative Agent and Lender the benefits of any condemnation proceeds or insurance proceeds lawfully or equitably payable in connection with the Property, and Administrative Agent and Lender shall be reimbursed by Borrower for any expenses incurred in connection therewith (including reasonable attorneys’ fees and disbursements, and the payment by Borrower of the expense of an appraisal on behalf of Administrative Agent in case of Casualty or Condemnation affecting the Property or any part thereof) from such condemnation proceeds or insurance proceeds, as applicable.

(b)    All proceeds or awards payable in connection with any Casualty or Condemnation shall be due and payable solely to Administrative Agent and shall be held by Administrative Agent in a deposit account established by Administrative Agent from time to time (the “Net Proceeds Reserve Account”) as additional collateral for the Obligations, subject to the terms and conditions of this Agreement. In the event Borrower or any party other than Administrative Agent is a payee on any check representing such proceeds or awards, Borrower shall promptly endorse (and cause all such third parties to endorse) such check payable to the order of Administrative Agent. Borrower hereby irrevocably appoints Administrative Agent as its attorney-in-fact, coupled with an interest, to endorse any such check payable to the order of Administrative Agent in the event Borrower has not done so within five (5) days after Administrative Agent’s demand therefor. The expenses incurred by Administrative Agent and Lender in the adjustment and collection of such proceeds or awards shall become part of the Debt and shall be reimbursed by Borrower to Administrative Agent within five (5) days after Administrative Agent’s written demand. Borrower hereby releases Administrative Agent from any and all liability with respect to the settlement and adjustment by Administrative Agent of any claims in respect of any Casualty or Condemnation unless caused by Administrative Agent’s gross negligence or willful misconduct. If the Net Proceeds shall be less than the Net Proceeds Threshold and the costs of completing Restoration shall be less than the Net Proceeds Threshold, the Net Proceeds will be disbursed by Administrative Agent to Borrower upon receipt, provided that no Event of Default then exists and Borrower delivers to Administrative Agent a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Restoration of the Property (if applicable) in accordance with the terms of this Agreement. If the Net Proceeds are equal to or greater than the Net Proceeds Threshold or the costs of completing Restoration is equal to or greater than the Net Proceeds Threshold, Borrower shalt not be permitted to use the Net Proceeds for a Restoration (or to retain Net Proceeds in the event no Restoration is required) unless the following conditions are satisfied:

(i)    no Event of Default shall have occurred and be continuing;

(ii)    (A) in the event the Net Proceeds are insurance proceeds, less than thirty percent (30%) of the total floor area of the Improvements on the Property has been damaged, destroyed or rendered unusable as a result of such Casualty, or (B) in the event the Net Proceeds are Condemnation proceeds, less than fifteen percent (15%) of the land constituting the Property is taken, and such land is located along the perimeter or periphery of the Property, and no portion of the Improvements on the Property is located on such land or is being taken;

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(iii)    Intentionally omitted:

(iv)    Administrative Agent shall have determined in good faith that the proceeds of any applicable business interruption insurance (together with any projected Revenues and any additional funds to be deposited with Administrative Agent for such purposes) are sufficient to pay all Debt Service coming due under the Loan Documents and all Operating Expenses through the end of the Restoration;

(v)    Administrative Agent shall have determined in good faith that the Restoration will be completed on or before the earliest to occur of (A) intentionally omitted, (B) intentionally omitted, (C) such time as may be required under applicable Legal Requirements, and (D) the expiration of any applicable business interruption insurance coverage (unless, with respect to this clause (D) Borrower provides to Administrative Agent its own funds upon the expiration of such coverage to keep operating deficits current (including all scheduled payments of Debt Service));

(vi)    the Property and the use thereof after the Restoration will be in compliance with and permitted under all applicable Legal Requirements;

(vii)    such Casualty or Condemnation, as applicable, does not result in the total loss of access to the Property or the related Improvements;

(viii)    Administrative Agent shall have determined that, after giving effect to the Restoration, the Debt Yield shall be equal to or greater than the lesser of (a) 10.5% and (b) Debt Yield in effect immediately prior to the applicable Casualty or Condemnation;

(ix)    intentionally omitted;

(x)    Administrative Agent shall have determined that, after giving effect to the Restoration, the ratio (expressed as a percentage) in which the numerator is the Outstanding Principal Balance plus the Mezzanine Loan Outstanding Principal Balance, and the denominator is equal to the appraised value of the Property (as reasonably determined by Administrative Agent) and based upon assumptions reasonably acceptable to Administrative Agent, and otherwise acceptable to Administrative Agent in its reasonable discretion, shall not be greater than such ratio in effect immediately prior to the applicable Casualty or Condemnation;

(xi)    Borrower shall deliver to Administrative Agent a detailed budget for the cost of completing the Restoration, which budget shall be subject to Administrative Agent’s approval; such approval not to be unreasonably withheld; and

(xii)    the Net Proceeds together with any cash or cash equivalent deposited by Borrower with Administrative Agent are sufficient in Administrative Agent’s discretion to cover the cost of Restoration.

(c)    All Net Proceeds received by Administrative Agent and not disbursed to Borrower shall be held by Administrative Agent in the Net Proceeds Reserve Account and shall

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be applied (i) to the repayment of Debt if Administrative Agent so elects and is not required to allow Borrower to use the same as provided in Section 5.1.12(b) above, or (ii) toward the cost of Restoration to the extent so required pursuant to Section 5.1.12(b) above; provided however that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the Debt on the respective dates of payment provided for, or perform the Obligations as required under, this Agreement and the other Loan Documents, except to the extent such amounts are actually paid out of such Net Proceeds. If the conditions described in Section 5.1.12(b) have been satisfied, Borrower shall commence any applicable Restoration as soon as reasonably practicable (but in no event later than ninety (90) days after Administrative Agent has informed Borrower as to whether such conditions have been satisfied) and shall complete the same in an expeditious and diligent fashion and in compliance with all applicable Legal Requirements in all material respects. If such conditions have not been satisfied, Borrower shall not be deemed to be in Default hereunder for failing to diligently pursue a Restoration for a period of ninety (90) days thereafter so long as the Debt is repaid in full within such 90-day period (provided that the foregoing shall not be deemed a waiver of any other Default or Event of Default that may occur during such 90-day period).

(d)    Notwithstanding anything to the contrary in this Agreement, all insurance proceeds received by Borrower or Administrative Agent in respect of business interruption coverage shall be held by Administrative Agent in the Net Proceeds Reserve Account and, so long as no Event of Default then exists, shall be applied (i) first to the Debt then due and payable and the Debt under (and as defined in) the Mezzanine Loan Agreement that is then due and payable, and (ii) then to Operating Expenses approved by Administrative Agent in its sole but reasonable discretion; provided, however that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the Debt on the respective dates of payment provided for, or perform its Obligations as required under, this Agreement and the other Loan Documents.

(e)    Funds in the Net Proceeds Reserve Account shall be disbursed by Administrative Agent to pay the costs of the Restoration to, or as directed by, Borrower from time to time during the course of the Restoration upon receipt of evidence satisfactory to Administrative Agent that (i) all materials installed and work and labor performed (except to the extent that they are to be paid for out of the requested disbursement) in connection with the Restoration have been paid for in full, and (ii) there exist no notices of pendency, stop orders, mechanic’s or materialman’s liens or notices of intention to file same (other than notices related to any retainage that is not yet due and payable per any applicable construction contract), or any other liens or encumbrances of any nature whatsoever on the Property which have not been fully bonded or insured to the satisfaction of Administrative Agent. All plans and specifications required in connection with Restoration shall be subject to prior review and acceptance in all respects by Administrative Agent and by an independent consulting engineer selected by Administrative Agent, in each cash such acceptance not to be unreasonably withheld. The identity of the contractors, subcontractors and materialmen engaged in Restoration, as well as the contracts under which they have been engaged, shall be subject to prior review and approval by Administrative Agent, such approval not to be unreasonably withheld. All out-of-pocket costs and expenses incurred by Administrative Agent in connection with making the Net Proceeds available for Restoration shall be paid by Borrower. In no event shall Administrative Agent be obligated to make disbursements

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of the Net Proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of Restoration, minus an amount equal to ten percent (10%) (or such higher amount actually held back by Borrower from contractors, subcontractors and materialmen engaged in Restoration) of the direct construction “hard” costs actually incurred for work in place as part of Restoration, until Restoration has been completed. Such retained amount shall not be released until Administrative Agent has determined in good faith that Restoration has been completed in accordance with the provisions of this Section 5.1.12(e) and that all approvals necessary for the re-occupancy and use of the Property have been obtained from all appropriate Governmental Authorities, and Administrative Agent receives evidence satisfactory to Administrative Agent that the costs of Restoration have been paid in full or will be paid in full out of such retained amount; provided however, that Administrative Agent will release the portion of such retained amount being held with respect to any Person upon Administrative Agent determining that such Person has satisfactorily completed all work and/or has supplied all materials required of such Person and such Person has waived any right to lien the Property. Administrative Agent shall not be obligated to make disbursements of the Net Proceeds more frequently than once every calendar month.

(f)    If at any time the Net Proceeds or the undisbursed balance thereof shall not, in the good faith opinion of Administrative Agent, be sufficient to pay in full the balance of the costs which are estimated in good faith by Administrative Agent to be incurred in connection with the completion of the Restoration, Borrower shall deposit the deficiency with Administrative Agent before any further disbursement of the Net Proceeds shall be made, and such sums shall be held by Administrative Agent and shall be disbursed for costs actually incurred in connection with Restoration on the same conditions applicable to the disbursement of the Net Proceeds, and until so disbursed pursuant to Section 5.1.12(e) shall constitute additional security for the Debt and the Obligations.

(g)    The excess, if any, of the funds in the Net Proceeds Reserve Account after Administrative Agent has determined that the Restoration has been completed in accordance with the provisions of Section 5.1.12(c). and the receipt by Administrative Agent of evidence satisfactory to Administrative Agent that all costs incurred in connection with the Restoration have been paid in full, shall be applied in the same manner as Revenues are applied pursuant to Section 3.1 hereof (or if not applicable, first shall be disbursed to Mezzanine Loan Administrative Agent for application in accordance with the Mezzanine Loan Documents if the Mezzanine Loan is outstanding, and then shall be disbursed to Borrower so long as no Event of Default then exists).

(h)    Notwithstanding anything to the contrary set forth in this Agreement, if the Loan or any portion thereof is included in a Securitization and, immediately following a release of any portion of the Property following a Casualty or Condemnation, the ratio of the unpaid principal balance of the Loan to the value of the remaining Property is greater than 125% (such value to be determined in Administrative Agent’s reasonable discretion), Administrative Agent shall not be required to release any Net Proceeds for Restoration of the Property, and the principal balance of the Loan must be paid down by Borrower by the greater of (i) such amount as may be required such that the Securitization will not fail to maintain its status as a “real estate mortgage

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investment conduit” within the meaning of Section 860D of the Code as a result of the related release of lien, and (ii) the least of the following amounts: (A) the Net Proceeds, (B) the fair market value of the portion of the Property released following such Casualty or Condemnation at the time of the release, and (C) an amount such that the loan-to-value ratio of the Loan (as so determined by Administrative Agent) does not increase after the release, unless Administrative Agent receives an opinion of counsel that a different application of the Net Proceeds will not cause the Securitization to fail to meet applicable federal income tax qualification requirements or subject such Securitization to tax. All other Net Proceeds not required to be made available for Restoration or to be returned to Borrower as excess Net Proceeds pursuant to this Section 5.1.12 hereof shall be either retained and applied by Administrative Agent in accordance with Section 2.3.5 hereof toward reduction of the Debt whether or not then due and payable in such order, priority and proportions as Administrative Agent in its sole discretion shall deem proper, or, at the discretion of Administrative Agent, the same may be paid, either in whole or in part, to Borrower for such purposes as Administrative Agent shall approve, in its discretion,

V.1.13.    The Project. Borrower shall complete the Project on or before the date required in the applicable Franchise Agreement. At Administrative Agent’s option, it shall be an Event of Default (if Administrative Agent so notifies Borrower in writing) if Borrower does not complete such work by such required deadline, subject to cure periods in the applicable Franchise Agreement and any modifications of such deadline agreed to between the applicable Franchisor and Borrower.

V.1.14.    Intentionally Omitted.

V.1.15.    Expenses: Indemnity.

(a)    Borrower covenants and agrees to pay or, if Borrower fails to pay, to reimburse, Administrative Agent upon receipt of written notice from Administrative Agent for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by Administrative Agent or Lender in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby and all the costs of furnishing all opinions by counsel for Borrower (including without limitation any opinions requested by Administrative Agent as to any legal matters arising under this Agreement or the other Loan Documents with respect to the Property); (ii) Borrower’s ongoing performance of and compliance with Borrower’s respective agreements and covenants contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date, including confirming compliance with environmental and insurance requirements and obtaining updated or new appraisals of the Property (provided however so long as no Event of Default exists, Borrower shall not be required to pay for more than one appraisal in any twelve (12) month period); (iii) Administrative Agent’s and Lender’s ongoing performance and compliance with all agreements and conditions contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date; (iv) the negotiation, preparation, execution, delivery and administration of any consents, amendments, waivers or other modifications to this Agreement and the other Loan Documents and any other

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documents or matters requested by Borrower; (v) securing Borrower’s compliance with any requests made pursuant to the provisions of this Agreement and the other Loan Documents; (vi) the filing and recording fees and expenses, title insurance and reasonable fees and expenses of counsel for providing to Administrative Agent all required legal opinions, and other similar expenses incurred in creating and perfecting the liens in favor of Administrative Agent pursuant to this Agreement and the other Loan Documents; (vii) enforcing or preserving any rights, either in response to third party claims or in prosecuting or defending any action or proceeding or other litigation, in each case against, under or affecting Borrower, Guarantor, this Agreement, the other Loan Documents, the Property, or any other security given for the Loan; and (viii) enforcing any Obligations of or collecting any payments due from Borrower under this Agreement, the other Loan Documents or with respect to the Property or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or of any insolvency or bankruptcy proceedings; provided however that Borrower shall not be liable for the payment of any such costs and expenses to the extent the same arise by reason of the gross negligence or illegal acts or willful misconduct of Administrative Agent.

(b)    Borrower shall indemnify, defend and hold harmless Administrative Agent, any Lender, any Servicer, their respective Affiliates, and their respective directors, managers, officers, partners, members, shareholders, participants, employees, professionals and agents of any of the foregoing, and the successors and assigns of the foregoing (each, an “Indemnified Party”) from and against any and all Losses that may be imposed on, incurred by, or asserted against an Indemnified Party in any manner relating to or arising out of (i) any Defaults or Events of Default under the Loan and/or in connection with the enforcement of the Loan Documents, (ii) any breach by Borrower of its Obligations under, or any misrepresentation by any Borrower Party contained in the Loan Documents, (iii) the use or intended use of the proceeds of the Loan, (iv) reasonable out-of-pocket costs incurred by Administrative Agent or Lender in connection with any amendment to, or restructuring of, the Debt or the Loan Documents, (v) any accident, injury to, or death of, Persons or loss of or damage to the Property occurring in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or rights of way, (vi) any use, non-use or condition in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or rights of way, (vii) performance of any labor or services or the furnishing of any materials or other property in respect of the Property or any part thereof, (viii) any failure of the Property to be in compliance with any Legal Requirements, (ix) any and all third-party claims and demands whatsoever which may be asserted against an Indemnified Party by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any Lease or other agreement relating to the Property, and (x) all Recourse Liabilities; provided however that Borrower shall not have any obligation to an Indemnified Party hereunder to the extent that the applicable indemnified liabilities arise from the gross negligence or illegal acts or willful misconduct of such Indemnified Party. To the extent that the undertaking to indemnify, defend and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, Borrower shall pay the maximum portion that it is permitted to pay and satisfy under applicable Legal Requirements to the payment and satisfaction of all such indemnified liabilities incurred by an Indemnified Party.

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(c)    Upon written request by any Indemnified Party, Borrower shall defend such Indemnified Party (if requested by any Indemnified Party, in the name of the Indemnified Party) by attorneys and other professionals reasonably approved by the Indemnified Parties. Notwithstanding the foregoing, if the defendants in any such claim or proceeding include both Borrower and any Indemnified Party and Borrower and such Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or in addition to those available to Borrower, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party, provided that no compromise or settlement shall be entered without Borrower’s consent, which consent shall not be unreasonably withheld or delayed. Upon demand, Borrower shall pay or, in the sole and absolute discretion of the Indemnified Parties, reimburse, the Indemnified Parties for the payment of reasonable fees and disbursements of attorneys, engineers, environmental consultants, laboratories and other professionals in connection therewith.

(d)    The indemnifications made pursuant to this Section 5.1.15 shall continue indefinitely in full force and effect and shall survive and shall in no way be impaired by any of the following: (i) any satisfaction, release or other termination of this Agreement, the Security Instrument or any other Loan Document, (ii) any assignment or other transfer of all or any portion of this Agreement, the Security Instrument or any other Loan Document or Administrative Agent’s or Lender’s interest in the Property (but, in such case, such indemnifications shall benefit both the Indemnified Parties and any such assignee or transferee), (iii) any exercise of Administrative Agent’s or Lender’s rights and remedies pursuant hereto, under the Security Instrument or under any other Loan Document, including, but not limited to, foreclosure or acceptance of a deed in lieu of foreclosure, (iv) any exercise of any rights and remedies pursuant to this Agreement, the Note or any of the other Loan Documents, (v) any transfer of all or any portion of the Property (whether by Borrower or by Administrative Agent or Lender following foreclosure or acceptance of a deed in lieu of foreclosure or at any other time), (vi) any amendment to this Agreement, the Security Instrument, the Note or any other Loan Documents, and/or (vii) any act or omission that might otherwise be construed as a release or discharge of Borrower from the Obligations or any portion thereof. Notwithstanding the foregoing, in no event will Borrower’s indemnity under this Section 5.1.15 extend to events or occurrences Borrower proves in a nonappealable court of competent jurisdiction (or in an appealable court of competent jurisdiction if Administrative Agent irrevocably waives its right to an appeal thereof) first occurred after the date such Indemnified Parties took title to the Property, through a foreclosure, Administrative Agent’s or Lender’s acceptance of a deed in lieu of foreclosure or otherwise, so long as such Loss does not result from (i) any act or circumstance occurring prior to the date such Indemnified Parties took title to the Property through a foreclosure, Administrative Agent’s or Lender’s acceptance of a deed in lieu of foreclosure or otherwise (as applicable), or (ii) any act of Borrower or any of its agents, Affiliates or employees.

V.1.16.    Post-Closing Obligations. Attached hereto as Schedule VIII is a list of specific requirements which must be satisfied by Borrower within the time period set forth opposite the description of such requirement. If said requirements are not satisfied within said time periods,

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the same shall constitute, at Administrative Agent’s option, an Event of Default. Borrower acknowledges and agrees that the Loan Documents are being executed at this time and the Loan is being disbursed without said requirements being satisfied on the express condition that such requirements be satisfied within the applicable time periods, and that the execution of the Loan Documents and funding of the Loan shall not constitute any waiver by Administrative Agent that such requirements have been met. For the avoidance of doubt, with respect to any obligation for which Borrower is required to use commercially reasonable efforts to satisfy the same pursuant to Schedule VIII the mere failure to timely obtain the applicable post-closing item shall not result in an Event of Default so long as Borrower uses commercially reasonable efforts to obtain the same.

V.1.17.    Sanctions: Anti-Money Laundering: Anti-Corruption. The Restricted Parties, their respective Affiliates, and to Borrower’s knowledge, their agents and other Persons holding any direct or indirect ownership or beneficial interest in Borrower, shall comply with Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws and maintain in effect policies and procedures designed to promote and achieve compliance with applicable Sanctions and Anti-Money Laundering Laws and Anti-Corruption Laws.

V.1.18.    Hotel Matters.

(a)    Franchise Agreements.

(i)    Borrower shalt: (A) perform and/or observe, in all material respects, all of the covenants and agreements required to be performed and observed by it under the Franchise Agreements and do all things necessary to preserve and to keep unimpaired its material rights thereunder at the time set forth therein, including any applicable cure periods; (B) promptly notify Administrative Agent of any material default under the Franchise Agreements of which it is aware; (C) promptly deliver to Administrative Agent a copy of each material financial statement, business plan, capital expenditures plan, notice, report and estimate received by it under the Franchise Agreements, including, without limitation, any notice that Borrower is required to undertake any capital improvements or replace any FF&E; and (D) enforce the performance and observance of all of the material covenants and agreements required to be performed and/or observed by Manager under the Franchise Agreements, in a commercially reasonable manner. In the event that any Franchise Agreement expires or is terminated (without limiting any obligation of Borrower, if any, to obtain Administrative Agent’s consent to any termination prior to the expiration of the applicable term or modification of the Franchise Agreements in accordance with the terms and provisions of this Agreement), Borrower shall promptly enter into a Replacement Franchise Agreement with Franchisor or another Qualified Franchisor, as applicable.

(ii)    If Borrower shall be in default under any Franchise Agreement or any Replacement Franchise Agreement entered into by Borrower pursuant to the terms and conditions hereof which could reasonably be expected to allow Franchisor to terminate the Franchise Agreement (without regard as to whether any applicable notice or cure periods have expired thereunder), then, without limiting the generality of the other provisions of this Agreement, and without waiving or releasing Borrower from any of its obligations under the

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Loan Documents, but subject to the terms of any comfort letter, tri-party agreement or similar agreement then in effect and to which Administrative Agent is a party, Administrative Agent shall have the right, but shall be under no obligation, to pay any sums and to perform any act or take any action as may be appropriate to cause all the terms, covenants and conditions of the Franchise Agreement on the part of Borrower to be performed or observed. Administrative Agent and any Person designated by Administrative Agent shall have, and are hereby granted, the right to enter upon the Property at any time and from time to time for the purpose of taking any such action. If the Franchisor shall deliver to Administrative Agent a copy of any notice sent to Borrower concerning a default under a Franchise Agreement, such notice shall constitute full protection to Administrative Agent and its designees for any action taken or omitted to be taken thereby in good faith, in reliance thereon. Any sums expended by Administrative Agent pursuant to this Section 5.1.18 shall bear interest at the Default Rate from the date such cost is incurred to the date of payment to Administrative Agent, shall be deemed to constitute a portion of the Debt, shall be secured by the lien of the Security Instrument and the other Loan Documents, and shall be immediately due and payable upon demand by Administrative Agent therefor.

(iii)    Borrower shall promptly upon written request of Administrative Agent (but not more than once in any twelve (12) month period, unless an Event of Default exists, in which case the foregoing limitation shall not apply), use commercially reasonable efforts to obtain an estoppel certificate from each Franchisor stating that (A) the applicable Franchise Agreement is in full force and effect and has not been modified, amended or assigned, (B) neither the Franchisor thereunder nor Borrower is in default under any of the terms, covenants or provisions of the Franchise Agreement and such Franchisor knows of no event which, but for the passage of time or the giving of notice or both, would constitute an event of default under the Franchise Agreement, (C) neither such Franchisor nor Borrower has commenced any action or given or received any notice for the purpose of terminating the Franchise Agreement, and (D) all sums due and payable to such Franchisor under the Franchise Agreement, have been paid in full.

(iv)    Subject to the terms of any applicable comfort letter, tri-party agreement or similar agreement then in effect to which Administrative Agent is a party, if (A) Franchisor shall become the subject of a Bankruptcy Action, or (B) a default occurs under the Franchise Agreement on the part of the Franchisor, after the expiration of any applicable notice and/or cure period Borrower shall, at the request of Administrative Agent, but subject to the limitations and restrictions of any Bankruptcy Action and the rights of any Franchisor under any Franchise Agreement to arbitrate or mediate a default, terminate the Franchise Agreement and replace the Franchisor with a Qualified Franchisor pursuant to a Replacement Franchise Agreement reasonably approved by Administrative Agent.

(b)    Cooperation with Regard to Liquor Licenses. To the extent permitted by Legal Requirements, Borrower shall (and, if applicable, shall cause Manager and/or any applicable Affiliates to) execute and deliver to Administrative Agent such additional documents, instruments, certificates, assignments and other writings, and otherwise provide (and cause Manager and/or any applicable Affiliate to provide) such cooperation, in each case as may be necessary to transfer any liquor Licenses with respect to the Property into, or obtain the issuance of new liquor Licenses in, the name of Administrative Agent or its designee during the

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continuance of an Event of Default. Such cooperation shall include, without limitation, completing transfer requests, surrendering or cancelling any existing liquor Licenses, and making representatives of Borrower, Manager, and their Affiliates available for meetings with any applicable Governmental Authority in connection with the transfer or issuance of such liquor Licenses, subject in all instances to applicable Legal Requirements. Furthermore, neither Borrower nor any of its Affiliates shall intentionally hinder or interfere with the liquor License transfers or issuances made or contemplated by this Agreement, or with efforts of Administrative Agent or its successors and assigns to obtain temporary or permanent liquor Licenses. Effective during the existence of an Event of Default, Borrower hereby irrevocably appoints Administrative Agent as its agent and attorney-in-fact to execute all such documents and instruments as Administrative Agent shall require or deem advisable in order to cause the transfer or issuance of such liquor Licenses as Administrative Agent may require and to cause a cancellation of such existing liquor Licenses as Administrative Agent may require. The foregoing power of attorney is coupled with an interest and shall be irrevocable. In addition to all other remedies which Administrative Agent may have at law or in equity for the enforcement of the terms and provisions of this Agreement, Borrower expressly agrees that Administrative Agent shall have the right to bring an action in specific performance to enforce each and every term and provision of this Section 5.1.18.

V.1.19.    Operating Leases.

Each Borrower shall:

(a)    promptly perform and/or observe all of the covenants and agreements required to be performed and observed by it under the Operating Leases and do all things necessary to preserve and to keep unimpaired its rights thereunder;

(b)    promptly notify Administrative Agent of any event of default under any Operating Lease;

(c)    enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by the other party under the Operating Leases at the times set forth in such Operating Lease, including any relevant cure periods; and

(d)    maintain each Operating Lease in full force and effect during the term of the Loan

V.1.20.    Required Pay Down. Notwithstanding any other provision of this Agreement to the contrary, the Borrower shall be required to prepay a principal portion of the Loan, in an amount equal to $1,500,000 on each of the Payment Dates in March, 2020, March, 2021, and, if Borrower has extended the Scheduled Maturity Date, on the Payment Date in March, 2022.

Section V.2.    Negative Covenants. From the date hereof and until payment and performance in full of all Obligations in accordance with the terms of this Agreement and the other Loan Documents, Borrower hereby covenants and agrees with Administrative Agent that it shalt not do, directly or indirectly, any of the following:

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V.2.1.    Management Agreement. Borrower shall not, without Administrative Agent’s prior written consent: (a) surrender, terminate or cancel the Management Agreement; (b) reduce or consent to the reduction of the term of the Management Agreement; (c) increase the amount of any base management fees payable to Manager under the Management Agreement in excess of three percent (3%) of Revenues per annum or otherwise agree to pay any incentive fees (or similar compensation) to Manager in excess of amounts set forth in the Management Agreement as of the Closing Date or otherwise approved by Administrative Agent in writing; or (d) otherwise modify, change, supplement, alter or amend, or waive or release any of its material rights and remedies under, the Management Agreement in any material respect. Borrower shall not permit Manager to assign or subcontract Manager’s rights, duties or responsibilities under the Management Agreement to any other Person without the express written consent of Administrative Agent. Following the occurrence and during the continuance of an Event of Default, Borrower shall not exercise any rights, make any decisions, grant any approvals or otherwise take any action under the Management Agreement without the prior written consent of Administrative Agent, which consent may be granted, conditioned or withheld in Administrative Agent’s sole discretion.

V.2.2.    Indebtedness. Borrower shall not (directly or indirectly) create, incur, assume, or allow to exist any Indebtedness with respect to Borrower, other than Permitted Indebtedness.

V.2.3.    Leasing Matters.

(a)    Without the prior written consent of Administrative Agent, not to be unreasonably withheld, Borrower shall not (i) enter into any Lease; (ii) cancel or terminate (including by exercise of any landlord recapture rights) any Lease; (iii) approve any assignment of any Lease that releases the original tenant from its obligations under such Lease, (iv) amend, modify or waive the provisions of any Lease; or (v) cancel or modify any guaranty, or release any security deposit, letter of credit, or other item constituting security pertaining to any Lease.

V.2.4.    Alterations. Borrower shall not (a) commit or suffer any material waste of the Property, (b) make any change in the use of the Property which will in any way materially increase the risk of fire or other hazard arising out of the operation of the Property, or intentionally take any action that might invalidate or allow the cancellation of any Required Policy, or do or permit to be done thereon anything that may in any way materially impair the value of the Property or the security of the Security Instrument or otherwise cause a Material Adverse Effect, (c) permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Land, regardless of the depth thereof or the method of mining or extraction thereof, or (d) permit or cause any alterations to any Improvements that (i) would reasonably be likely to have a Material Adverse Effect, (ii) result in a decrease of annualized net operating income for the Property by two percent (2%) or more for a period of thirty (30) days or longer, (iii) violate the terms of any Lease, (iv) concern any structural component of any Improvements, any utility or HVAC system contained in the Improvements, or the exterior of any building constituting a part of any Improvements, or (v) cost, in the aggregate of all related alterations, Two Hundred Thousand and No/100ths Dollars ($200,000) or more; provided however that the foregoing limitations shall not apply to

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alterations consisting of (A) tenant improvement work performed pursuant to any Lease existing on the date hereof or entered into hereafter in accordance with the provisions of this Agreement, (B) any Immediate Repairs, (C) any Project Expenditures, or (D) alterations performed as part of a Restoration required hereunder. Without limiting the foregoing, if the total unpaid amounts due and payable with respect to alterations to the Improvements (other than such amounts to be paid or reimbursed by tenants under the Leases, and other than with respect to the alterations described in the foregoing clauses (A) though ID)) shall at any time exceed Four Hundred Thousand and No/100ths Dollars ($400,000), Borrower shall promptly deliver to Administrative Agent as security for the payment of such amounts (and as additional security for the Debt) cash, a Letter of Credit, or a completion and performance bond (issued by a surety acceptable to Administrative Agent) (or a combination thereof), in an amount equal to the excess of the total unpaid amounts with respect to such alterations (other than such amounts to be paid or reimbursed by tenants under the Leases), and Administrative Agent may apply such security from time to time at the option of Administrative Agent to pay for such alterations (or, upon an Event of Default, to the payment of the Debt). If the Deemed Approval Requirements set forth herein are fully satisfied in connection with Borrower’s request for Administrative Agent’s approval with respect to a matter pursuant to this Section 5.2.4, Administrative Agent’s approval shall be deemed given with respect to such matter.

V.2.5.    Debt Cancellation. Borrower shall not cancel or otherwise forgive or release any material claim or debt (other than termination of Leases in accordance herewith) owed to Borrower by any Person, except for adequate consideration and in the ordinary course of Borrower’s business.

V.2.6.    Zoning; Restrictive Covenants: Assessments. Without the prior consent of Administrative Agent, Borrower shall not (a) initiate or consent to any subdivision or condominiumization of the Property or any portion thereof, or zoning reclassification of any portion of the Property, or seek any variance under any existing zoning ordinance or use or permit the use of any portion of the Property in any manlier that could result in such use becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule, or regulation, (b) fail to exercise any option or right to renew or extend the term of any easements or restrictive covenants benefitting the Property, the failure of which could reasonably be expected to have a Material Adverse Effect (if applicable) (and if Borrower shall fail to exercise any such option or right as aforesaid, Administrative Agent may exercise the option or right as Borrower’s agent and attorney-in-fact as provided above in Administrative Agent’s own name or in the name of and on behalf of a nominee of Administrative Agent, as Administrative Agent may determine in the exercise of its sole and absolute discretion), (c) waive, excuse, condone or in any way release or discharge any party to any such easement or restrictive covenants of or from their material obligations, covenant and/or conditions under any such restrictive covenants, (d) surrender, terminate, forfeit, or suffer or permit the surrender, termination or forfeiture of or change, modify or amend in a material or adverse manner, any easement or restrictive covenants affecting the Property, or (e) suffer, permit or initiate the joint assessment of all or any portion of the Property (i) with any other real property constituting a tax lot separate from the Property, or (ii) which constitutes real property with any portion of the Property which may be deemed to constitute personal property, or any other procedure whereby

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the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such real property portion of the Property.

V.2.7.    Reserved.

V.2.8.    Organization; Compliance with Legal Requirements: Special Purpose Entity. Borrower shall not: (a) change its principal place of business or state of organization without first giving Administrative Agent thirty (30) days’ prior notice; (b) violate (and shall take commercially reasonable efforts to prevent any other Person in occupancy of or involved with the operation or use of the Property to violate) any Legal Requirements, (c) fail to cause any of the representations and warranties contained in Section 4.21 hereof to be true in any material respect at any time; (d) fail to be a Special Purpose Entity; (e) remove or replace any Independent Director or Independent Manager except for Cause, and in any event not without providing at least five (5) Business Days’ advance written notice thereof to Administrative Agent; (f) to the fullest extent permitted by applicable Legal Requirements, engage in any dissolution, liquidation, or consolidation or merger with or into any other business entity; (g) modify, amend, waive or terminate its organizational documents; (h) fail to maintain qualification to do business in any jurisdiction to the extent the same is required for the ownership, maintenance, management and operation of the Property; or (i) cease to operate the Property in the manner in which it is presently being operated (other than temporary cessation in connection with any continuous and diligent renovation or restoration of the Property following a Casualty or Condemnation), or change the trade name or names under which it operates the Property unless such change is in accordance with a Replacement Franchise Agreement entered into pursuant to the provisions of this Agreement.

V.2.9.    ERISA. Borrower shall not engage in any transaction that would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Administrative Agent or Lender of any of its rights under the Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA, or otherwise cause Borrower to be unable to make the representations contained in Section 4.21(8 and (g) hereof. Borrower further covenants and agrees to deliver to Administrative Agent such certifications or other evidence from time to time throughout the term of the Loan, as requested by Administrative Agent in its reasonable discretion, that (a) the representations contained in Section 4.21(1) and f g) hereof are true and correct as of the date of such certification, and (b) one or more of the following circumstances is true: (i) ownership interests in Borrower are publicly offered securities, within the meaning of 29 C.F.R §2510.3-101(b)(2); (ii) less than twenty-five percent (25%) of each outstanding class of ownership interests in Borrower are held by “benefit plan investors” within the meaning of 29 C.F.R §2510.3-101(f)(2); (iii) Borrower qualifies as an “operating company” or a “real estate operating company” within the meaning of 29 C.F.R §2510.3-101(e) or (e); or (iv) the assets of Borrower are not otherwise “plan assets” (within the meaning of 29 C.F.R. §2510.3-101) of one or more “employee benefit plans” (as defined in §3(3) of ERISA) subject to Title I of ERISA.

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V.2.10.    Transfers.

(a)    Borrower shall not, and shall not permit to occur, any Transfer (directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record) of the Property, any part thereof, or any legal or beneficial interest therein, or any direct or indirect ownership interest in any Restricted Party, or any change of Control of a Restricted Party, in each case, other than Permitted Transfers, which shall be permitted without Administrative Agent’s consent (but subject to the satisfaction of the terms and conditions of this Section 5.2.10). Borrower shall give Administrative Agent written notice of any Transfer, together with copies of all instruments effecting such Transfer, and certificate of Borrower certifying that the requirements of this Agreement have been satisfied, not less than ten (10) Business Days prior to the date of such Transfer (other than with respect to Transfers described in clause (c) of the definition of Permitted Transfer, notice of which shall be delivered not more than thirty (30) days after such Transfer). If any such Transfer results in a Person owning more than forty-nine percent (49%) of the direct or indirect interests in Borrower that did not own such amount prior to such Transfer or results in a change of Control of Borrower, then Borrower shall deliver to Administrative Agent a substantive consolidation opinion in form and content acceptable to Administrative Agent. Borrower shall reimburse Administrative Agent for all of its reasonable expenses incurred by Administrative Agent and Lender in connection with any Transfer. Neither Administrative Agent nor Lender shall be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Debt immediately due and payable upon a Transfer in violation of this Agreement. This Section 5.2.10 shall apply to every such Transfer regardless of whether voluntary or not, or whether or not Administrative Agent has consented to any previous such Transfer. Borrower acknowledges that Administrative Agent and Lender have examined and relied on the experience of Borrower and its direct and indirect owners in owning and operating properties such as the Property in agreeing to make the Loan, and will continue to rely on such Persons’ ownership of Borrower and the Property as a means of maintaining the value of the Property as security for repayment of the Debt and the performance of the Obligations contained in the Loan Documents. Borrower acknowledges that Administrative Agent and Lender have a valid interest in maintaining the value of the Property so as to ensure that, should Borrower default in the repayment of the Debt or the performance of the Obligations, Administrative Agent and Lender can recover the Debt by a sale of the Property.

(b)    In the event that Borrower desires to sell the Property to another party and have such party assume all of Borrower’s obligations under the Loan Documents, or cause a sale of direct or indirect ownership interests in Borrower that results in a change of Control of Borrower, or in the event Borrower requests Administrative Agent’s approval for a Transfer or change of Control that is not otherwise permitted hereunder, Borrower may make a written application to Administrative Agent for Administrative Agent’s consent thereto, and the following terms and conditions shall apply: (i) Borrower shall pay to Administrative Agent a non-refundable review fee in the amount of 510,000 (payable upon Borrower’s request for approval); (ii) Borrower shall pay on demand all of the out-of-pocket costs and expenses incurred by Administrative Agent and Lender in connection with its review such request (including Administrative Agent’s and Lender’s attorneys’ fees and expenses) regardless as to whether such request is approved; (iii)

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Administrative Agent may grant or withhold its consent to such request in its sole and absolute discretion, and may condition such consent on the satisfaction of such requirements as Administrative Agent may determine, including (A) the transferee (or Borrower after the Transfer of a Controlling interest therein) shall be Controlled by a reputable entity or person of good character, creditworthy, with sufficient financial worth considering the obligations assumed and undertaken, as evidenced by financial statements and other information requested by Administrative Agent, (B) an assumption of this Agreement and the other Loan Documents (or, in the case of a Transfer of the Controlling interest in Borrower, such reaffirmations of this Agreement and the other Loan Documents) as so modified as Administrative Agent may require, (C) the payment of an assumption fee equal to one percent (1.00%) of the Outstanding Principal Balance, (D) the proposed transferee (or Borrower after the Transfer of a Controlling interest therein) can make (and shall be deemed to have made) the representations and warranties of Borrower set forth herein, (E) the delivery of evidence satisfactory to Administrative Agent that the single purpose nature and bankruptcy remoteness of transferee (or Borrower after the Transfer of a Controlling interest therein) following such transfers are in accordance with the then current standards of Administrative Agent, (F) one or more substitute Person(s) acceptable to Administrative Agent shall have executed and delivered to Administrative Agent a guaranty and an environmental indemnity agreement in substantially the same form as the Guaranty and the Environmental Indemnity executed by Guarantor in connection herewith, (G) the delivery to Administrative Agent of opinions in form and substance satisfactory to Administrative Agent as to substantially the same matters for which opinions were required in connection with the origination of the Loan, including an opinion concerning substantive consolidation if one was delivered in connection with the closing of the Loan, (H) delivery to Administrative Agent of an endorsement to the Title Insurance Policy in form and substance acceptable to Administrative Agent relating to, among other things, the change in the identity of the vestee and execution and delivery of the documents required herein and the continuing priority of the Security Instrument and the continuing effect of the title insurance and all endorsements thereto, and (I) such other conditions as Administrative Agent shall reasonably determine.

V.2.11.    Hotel Matters.

(a)    Franchise Agreement. Borrower shall not, without Administrative Agent’s prior written consent: (i) surrender, terminate or cancel any Franchise Agreement; (ii) reduce or consent to the reduction of, or increase or extend or consent to the increase or extension of, the term of any Franchise Agreement; (iii) increase or consent to the increase of the amount of any material charges or fees under any Franchise Agreement; (iv) otherwise modify, change, supplement, alter or amend, or waive or release any of its rights and remedies, or increase its obligations, under, any Franchise Agreement in any material respect; or (v) suffer or permit the occurrence of continuance a default beyond any applicable cure period under any Franchise Agreement (or any successor franchise agreement) if such default permits the franchisor to terminate or cancel a Franchise Agreement (or any successor franchise agreement). Following the occurrence and during the continuance of an Event of Default, Borrower shall not exercise any rights, make any decisions, grant any approvals or otherwise take any action under any Franchise Agreement without the prior written consent of Administrative Agent, which consent may be granted, conditioned or withheld in Administrative Agent’s sole discretion.

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(b)    Labor Matters. Except as may be required by Legal Requirements applicable to Borrower or the Property, Borrower shall not enter into or otherwise permit the Property to be affected by any collective bargaining agreements (or modify any collective bargaining agreements in effect as of the date hereof or subsequently approved by Administrative Agent) with employees at the Property without the prior written consent of Administrative Agent.

(c)    Trade Names; Franchise Agreements. Borrower shall not change the trade name or names under which it operates any Property as of the Closing Date, nor enter into a franchise agreement with respect to any Property pursuant to which the Property will be operated under a franchised name, without Administrative Agent’s prior written consent, not to be unreasonably withheld.

(d)    Hotel Budget. Borrower shall not approve (or otherwise cause to be in effect as between Borrower and Manager) any operating, capital, or other expense budget pursuant to the terms and conditions of any Management Agreement unless such budget is consistent in all material respects with the Approved Annual Budget in effect pursuant to this Agreement.

V.2.12.    Mezzanine Loan Matters.

(a)    Notices. Borrower shall deliver to Administrative Agent, promptly after the receipt or delivery, a copy of any notice of default received or sent by Mezzanine Borrower with respect to the Mezzanine Loan and of any other material written correspondence (including electronically transmitted items) given or received by Mezzanine Borrower or Guarantor to or from the Mezzanine Loan Administrative Agent or its agents.

(b)    Independent Approval Rights. If any action, proposed action or other decision is consented to or approved by Mezzanine Loan Administrative Agent, such consent or approval shall not be binding or controlling on Administrative Agent or Lender. Borrower hereby acknowledges and agrees that (i) the risks of Mezzanine Lender in making the Mezzanine Loan are different from the risks of Administrative Agent in making the Loan, (ii) in determining whether to grant, deny, withhold or condition any requested consent or approval, Mezzanine Loan Administrative Agent and Administrative Agent may reasonably reach different conclusions, and (iii) Administrative Agent has an absolute independent right to grant, deny, withhold or condition any requested consent or approval based on its own point of view, but subject to the standards of consent set forth herein. Furthermore, the denial by Administrative Agent of a requested consent or approval in compliance with the standards of such consent set forth herein shall not create any liability or other obligation of Administrative Agent if the denial of such consent or approval results directly or indirectly in a default under the Mezzanine Loan Documents, and Borrower hereby waives any claim of liability against Administrative Agent arising from any such denial unless Administrative Agent has not complied with any applicable standard for consent. The rights described above may be exercised by any entity which owns and controls, directly or indirectly, substantially all of the interests in Administrative Agent.

(c)    Intercreditor Agreement. Borrower hereby acknowledges and agrees that any intercreditor agreement entered into between Administrative Agent and Mezzanine Loan Administrative Agent will be solely for the benefit of Administrative Agent and Mezzanine Loan

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Administrative Agent, and that neither Borrower nor Mezzanine Borrower shall be third-party beneficiaries (intended or otherwise) of any of the provisions therein, have any rights thereunder, or be entitled to rely on any of the provisions contained therein. Administrative Agent and Mezzanine Loan Administrative Agent have no obligation to disclose to Borrower or Mezzanine Borrower the contents of any such intercreditor agreement. Borrower’s obligations hereunder arc and will be independent of any such intercreditor agreement and shall remain unmodified by the terms and provisions thereof.

V.2.13.    Sanctions: Anti-Money Laundering: Anti-Corruption.

(a)    At all times throughout the term of the Loan, including after giving effect to any Transfers permitted pursuant to the Loan Documents, no Restricted Party, no Affiliate of any Restricted Party, and, to the Borrower’s knowledge, no agent of the foregoing or other Person holding any direct or indirect ownership or beneficial interest in Borrower or its funds or other assets (a) shall be a Designated Person, (b) shall be located, organized, resident or have a place of business in a Designated Jurisdiction, (c) shall be a Person with whom Administrative Agent or any Lender is restricted from doing business under Sanctions and Anti-Money Laundering Laws, (d) shall engage in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any Sanctions and Anti-Money Laundering Laws or (e) otherwise violate Sanctions and Anti-Money Laundering Laws, and Borrower shall not engage in any dealings or transactions or otherwise be associated with such Persons. Borrower covenants and agrees that in the event Borrower receives any notice of any of the foregoing, Borrower shall promptly notify Administrative Agent.

(b)    Borrower will not, directly or indirectly, use the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any Person, (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of Anti-Corruption Laws, (ii) to fund any activities or business of or with any Designated Person, or in any Designated Jurisdiction, or (iii) in any other manner that would violate Sanctions and Anti-Money Laundering Laws by any Person. The Restricted Parties shall not make any repayment of the Debt out of proceeds derived from a transaction that would be prohibited under applicable Sanctions and Anti-Money Laundering Laws.

(c)    To help the US Government fight the funding of terrorism and money laundering activities, The Sanctions and Anti-Money Laundering Laws require Administrative Agent and Lenders to obtain, verify and record information that identifies its customers. Upon the request of Administrative Agent, Borrower shall provide Administrative Agent and each Lender with any additional information that Administrative Agent or any Lender deems necessary from time to time in order to ensure compliance with this Section 5.2.13 and with Sanctions and Anti-Money Laundering Laws and any other applicable Legal Requirements concerning sanctions, terrorism, anti-corruption, money-laundering and similar activities, and shall re-make the representations contained in Section 4.22 hereof.

V.2.14.    HVCRE Matters. Notwithstanding anything herein to the contrary, Borrower shall not make any distribution of cash or other property to its constituent direct and indirect owners

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which could cause the Loan to be classified as an HVCRE Loan, and in any event shall at all times maintain sufficient cash equity invested in the Property to ensure that the Loan is not categorized as an HVCRE Loan. Within twenty (20) Business Days after Administrative Agent’s request Borrower shall provide to Administrative Agent a certification in form and substance acceptable to Administrative Agent setting forth in reasonable detail Borrower’s compliance with the foregoing requirements and provide documentation in support thereof if requested by Administrative Agent.

Article VI

EVENTS OF DEFAULT: REMEDIES: EXCULPATION

Section VI.1.    Events of Default. Each of the following events shall constitute an event of default hereunder (an “Event of Default”):

(a)    if (i) any payment of principal or interest due with respect to the Loan is not paid on the Payment Date when due, or (ii) the entire Debt is not paid in full on the Maturity Date, or (iii) any payment required to be made to a Reserve Account under this Agreement is not paid on the Payment Date when due, or (iv) any other monetary sum required to be paid hereunder or under any other Loan Document is not paid within ten (10) days after written demand from Administrative Agent (in each case with respect to the foregoing unless such failure results from Administrative Agent failing to timely apply, or instruct its Servicer to apply, funds held by Administrative Agent or such Servicer specifically to pay such amount due in accordance with the terms and conditions of this Agreement);

(b)    if any of the Property Taxes or other liens or charges against the Property are not paid prior to delinquency (unless the same are being contested by Borrower in accordance with the terms and conditions of this Agreement, or unless such failure results from Administrative Agent failing to timely pay, or instruct its Servicer to pay, Property Taxes when required hereunder, to the extent sufficient funds are then held in the Tax Reserve Account);

(c)    if the Required Policies are not kept in full force and effect pursuant to the terms hereof (unless such failure results from Administrative Agent failing to timely pay, or instruct its Servicer to pay, such premiums when required hereunder, to the extent sufficient funds are then held in the Insurance Reserve Account);

(d)    the occurrence of a Transfer or change of Control of a Restricted Party in violation of Section 5.2.10 hereof;

(e)    if (i) any representation or warranty made by Borrower herein or by Borrower or Guarantor in any other Loan Document as of the date such representation or warranty was made or is deemed to have been remade is, or (ii) any financial statement, report, certificate or other instrument, agreement or document furnished to Administrative Agent by or on behalf of Borrower or Guarantor after the date hereof shall have been (or contained statements or information that is), false or misleading in any material respect as of the date the same was delivered, unless with respect to the foregoing misrepresentations or false or misleading

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information (each a “Misrepresentation”) (A) such Misrepresentation was not knowingly or intentionally made, (B) Lender has suffered no material Loss on account thereof (or Borrower shall have reimbursed Lender for the amount of such Loss) nor has the same resulted in a Material Adverse Effect, (C) such Misrepresentation can be cured (meaning that the facts and circumstances underlying the applicable Misrepresentation can be changed such that the applicable representation or information as made or delivered will be true and correct), and (D) such Misrepresentation has been so cured within thirty (30) days after the earlier of (1) the date on which Borrower first has actual knowledge that such Misrepresentation exists, and (2) the date on which Administrative Agent first notifies Borrower that such Misrepresentation exists;

(f)    if a Bankruptcy Action occurs with respect to Borrower or Guarantor; provided however if such Bankruptcy Action was involuntary and not consented to by such Person, the same shalt constitute an Event of Default hereunder only upon the same not being discharged, stayed or dismissed within ninety (90) days;

(g)    if Borrower fails to be a Special Purpose Entity, or if any of the assumptions contained in any opinion concerning substantive consolidation delivered to Administrative Agent in connection with the Loan fail to be true and correct in any material respect; provided however, the same shall not be an Event of Default if (i) such breach was inadvertent and non-recurring, (ii) such breach is not reasonably expected to have a Material Adverse Effect, (iii) Borrower cures such breach within ten (10) Business Days of the earlier to occur of (A) Borrower obtaining actual knowledge of same, and (B) notice from Administrative Agent, and (iv) within thirty (30) days of the request by Administrative Agent, Borrower shall cause counsel to Borrower to deliver an opinion of counsel opining that Borrower and its assets will not be consolidated into or with any other Person or such Person’s Bankruptcy Action regardless as to the existence of such breach, which opinion shall be acceptable to Administrative Agent;

(h)    if Borrower breaches any of the negative covenants contained in Section 5.2 hereof; provided, however the same shall not be an Event of Default if (i) such breach was not knowingly or intentionally made, (ii) Lender has suffered no material Loss on account thereof (or Borrower shall have reimbursed Lender for the amount of such Loss) nor has the same resulted in a Material Adverse Effect, (iii) such breach can be cured, and (iv) such breach has been so cured within thirty (30) days after the earlier of (A) the date on which Borrower first has actual knowledge that such breach exists, and (B) the date on which Administrative Agent first notifies Borrower that such breach exists);

(i)    if Borrower breaches any of its covenants contained in Section 5.1.6 hereof and such breach continues for a period of ten (10) Business Days following Administrative Agent’s notice to Borrower of the same;

(j)    if Guarantor breaches any of its net worth or liquidity requirements under the Loan Documents;

(k)    if Borrower fails to terminate any applicable Management Agreement if requested by Administrative Agent (when Administrative Agent has the right to so require a termination of

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the Management Agreement pursuant to this Agreement) within five (5) Business Days’ after Administrative Agent’s request therefor;

(l)    if a default has occurred and continues beyond any applicable cure period under any Franchise Agreement if such default permits the Franchisor thereunder to terminate or cancel the applicable Franchise Agreement, or if Borrower allows or permits the term of any Franchise Agreement to expire or lapse (unless a replacement Franchise Agreement has been entered into in accordance with the terms and conditions of this Agreement);

(m)    if a default has occurred and continues beyond any applicable cure period under any Management Agreement if such default permits the Manager thereunder to terminate or cancel the applicable Management Agreement, or if Borrower allows or permits the term of the Management Agreement to expire or lapse (unless a replacement Management Agreement has been entered into in accordance with the terms and conditions of this Agreement);

(n)    if Borrower ceases to do business as a hotel at any Property or terminates such business for any reason whatsoever (other than temporary cessation in connection with any renovation or restoration of the applicable Property in connection with the renovations or restorations following a Casualty or Condemnation);

(o)    there shall occur any default under any Operating Lease, in the observance or performance of any material term, covenant or condition of such Operating Lease and said default is not cured following the expiration of any applicable grace and notice periods therein provided or if the leasehold estate created by any Operating Lease shall be surrendered or if any Operating Lease shall cease to be in full force and effect or any Operating Lease shall be terminated or canceled for any reason or under any circumstances whatsoever, or if any of the material terms, covenants or conditions of any Operating Lease shall be in any manner modified, changed, supplemented, altered or amended without Administrative Agent’s prior written consent, not to be unreasonably withheld;

(p)    the occurrence of any prepayment of the Mezzanine Loan Outstanding Principal Balance without the Loan being repaid concurrently therewith on a pro rata basis (based on the respective Outstanding Principal Balance and the Mezzanine Loan Outstanding Principal Balance) in accordance with (and subject to) the requirements of this Agreement;

(q)    if there shall exist an “Event of Default” under and as defined in any other Loan Document, or with respect to any term, covenant or provision set forth in the Loan Documents which specifically contains a notice requirement or grace period, if Borrower shall be in default under such term, covenant or condition after the giving of such notice or the expiration of such grace period; and

(r)    if a Default not specified in the clauses enumerated above continues to exist for ten (10) days after notice to Borrower from Administrative Agent, in the case of any Default which can be cured by the payment of a sum of money, or for thirty (30) days after notice from Administrative Agent in the case of any other Default; provided, however that if such non-monetary Default is susceptible of cure but cannot reasonably be cured within such thirty (30)

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day period and provided further that Borrower or Guarantor (as applicable) shall have commenced to cure such Default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such time as is reasonably necessary for Borrower in the exercise of due diligence to cure such Default, such additional period not to exceed ninety (90) days.

Section VI.2.    Remedies.

(a)    During the continuance of an Event of Default, in addition to any other rights or remedies available to it pursuant to this Agreement and the other Loan Documents or at law or in equity, Administrative Agent may, at its election, take such action, without notice or demand, that Administrative Agent deems advisable to protect and enforce its rights against Borrower and in and to the Property, including declaring the Debt to be immediately due and payable, and Administrative Agent may enforce or avail itself of any or all rights or remedies provided in the Loan Documents against Borrower and the Property, including all rights or remedies available at law or in equity; provided that during the continuance of any Event of Default described in Section 6.1(f) above, the Debt shall immediately and automatically become due and payable, without notice or demand, and Borrower hereby expressly waives any such notice or demand, anything contained herein or in any other Loan Document to the contrary notwithstanding.

(b)    During the continuance of an Event of Default, all or any one or more of the rights, powers. privileges and other remedies available to Administrative Agent or Lender against Borrower under this Agreement or any of the other Loan Documents executed and delivered by, or applicable to, Borrower or at law or in equity may be exercised by Administrative Agent or Lender at any time and from time to time, whether or not all or any of the Debt shall be declared due and payable, and whether or not Administrative Agent shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents. Any such actions taken by Administrative Agent shall be cumulative and concurrent and may be pursued independently, singularly, successively, together or otherwise, at such time and in such order as Administrative Agent may determine in its sole discretion, to the fullest extent permitted by law, without impairing or otherwise affecting the other rights and remedies of Administrative Agent or Lender permitted by law, equity or contract or as set forth herein or in the other Loan Documents. Without limiting the generality of the foregoing, Borrower agrees that if an Event of Default exists (i) Administrative Agent shall not be subject to any “one action” or “election of remedies” law or rule, (ii) all liens and other rights, remedies or privileges provided to Administrative Agent shall remain in full force and effect until Administrative Agent has exhausted all of its remedies against the Property and the hen created by the Security Instrument has been foreclosed, sold and/or otherwise realized upon in satisfaction of the Debt or the Obligations have been paid in full, (iii) Administrative Agent may, in its sole discretion, without impairing or otherwise affecting any other rights and remedies of Administrative Agent hereunder, at law or in equity, apply (ex parte or otherwise on an emergency or expedited basis, if elected by Administrative Agent), for the appointment of a custodian, trustee, receiver, keeper, liquidator or conservator of the Property or any part thereof, irrespective of the adequacy of the security for the Debt and without regard to the solvency of Borrower or of any Person liable for the payment of the Debt, to which appointment Borrower

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does hereby consent and such receiver or other official shall have all rights and powers permitted by applicable Legal Requirements and such other rights and powers as the court making such appointment may confer, but the appointment of such receiver or other official shall not impair or in any manner prejudice the rights of Administrative Agent to receive the Revenues with respect to the Property pursuant to this Agreement or any other Loan Document, and (iv) Administrative Agent may draw on any Letter of Credit delivered to Administrative Agent in connection with the Loan and apply such funds to the Debt, or hold the same as collateral for the Debt, in Administrative Agent’s sole discretion.

(c)    Lender and Administrative Agent shall have the right from time to time to sever the Notes and the other Loan Documents into one or more separate notes, mortgages and other security documents in such denominations as Lender and Administrative Agent shall determine in its sole discretion for purposes of evidencing and enforcing its rights and remedies provided hereunder. Borrower shall execute and deliver to Administrative Agent from time to time, promptly after the request of Administrative Agent, a severance agreement and such other documents as Administrative Agent shall request in order to effect the severance described in the preceding sentence, all in form and substance satisfactory to Administrative Agent. Borrower hereby absolutely and irrevocably appoints Administrative Agent as its true and lawful attorney, coupled with an interest, in its name and stead to make and execute all documents necessary or desirable to effect the aforesaid severance, Borrower ratifying all that its said attorney shall do by virtue thereof; provided, however, Administrative Agent shall not make or execute any such documents under such power until five (5) Business Days after notice has been given to Borrower by Administrative Agent of Administrative Agent’s intent to exercise its rights under such power. The costs or expenses incurred in connection with the preparation, execution, recording or filing of the foregoing Loan Documents (and amendments thereto) shall be paid by Borrower.

(d)    With respect to Borrower and the Property, nothing contained herein or in any other Loan Document shall be construed as requiring Administrative Agent or Lender to resort to the Property for the satisfaction of any of the Debt in any preference or priority, and Administrative Agent may seek satisfaction out of the Property. or any part thereof, in its absolute discretion in respect of the Debt. Except as limited by applicable Legal Requirements, Administrative Agent shall have the right from time to time to partially foreclose the Security Instrument in any manner and for any amounts secured by the Security Instrument then due and payable as determined by Administrative Agent, including the following circumstances: (i) during the continuance of an Event of Default in the payment of one or more scheduled payments of principal and/or interest, Administrative Agent may foreclose the Security Instrument to recover such delinquent payments, or (ii) during the continuance of an Event of Default, in the event Administrative Agent elects to accelerate less than the entire Debt, Administrative Agent may foreclose the Security Instrument to recover so much of the Debt as Administrative Agent may accelerate and such other sums secured by the Security Instrument as Administrative Agent may elect. Notwithstanding one or more partial foreclosures, the Property shall remain subject to the Security Instrument to secure payment of sums secured by the Security Instrument and not previously recovered.

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(e)    In addition to all remedies conferred it by law and by the terms of this Agreement and the other Loan Documents, during the continuance of an Event of Default, Administrative Agent may pursue any one or more of the following remedies concurrently or successively, it being the intent hereof that none of such remedies shall be to the exclusion of any other, and with full rights to reimbursement from Borrower and any Guarantor: (i) take possession of the Property and complete any construction work at the Property, including the right to avail itself of and procure performance of existing contracts or let any contracts with the same contractors or others and to employ watchmen to protect the Property from injury (and without restricting the generality of the foregoing and for the purposes aforesaid to be exercised during the existence and continuance of an Event of Default, Borrower hereby appoints and constitutes Administrative Agent its lawful attorney-in-fact with full power of substitution to complete any construction work at the Property in the name of Borrower); (ii) use amounts in the Reserve Accounts to complete any construction work at the Property; (iii) make changes to the plans and specifications which shall be necessary or desirable to complete any construction work at the Property in substantially the manner contemplated by such plans and specifications; (iv) retain or employ new general contractors, subcontractors, architects, engineers and inspectors as shall be required for said purposes; to pay, settle or compromise all existing bills and claims which may be liens or security interests, or to avoid such bills and claims becoming liens against the Property, or as may be necessary or desirable for the completion of any construction work at the Property or for the clearance of title to the Property; (v) execute all applications and certificates in the name of Borrower which may be required by any of the contract documents; (vi) prosecute and defend all actions or proceedings in connection with any construction work at the Property; and (vii) take any action and require such performance as it deems necessary to be furnished hereunder and to make settlements and compromises with the surety or sureties thereunder, and in connection therewith, to execute instruments of release and satisfaction.

(f)    Any amounts recovered from the Property or any other collateral for the Loan during the existence of an Event of Default may be applied by Administrative Agent toward the payment of the Debt in such order, priority and proportions as Administrative Agent determines.

(g)    The rights, powers and remedies of Administrative Agent and Lender under this Agreement shall be cumulative and not exclusive of any other right, power or remedy which Administrative Agent or Lender may have against Borrower or Guarantor pursuant to this Agreement or the other Loan Documents, or existing at law or in equity or otherwise. Administrative Agent’s rights, powers and remedies may be pursued singularly, concurrently or otherwise, at such time and in such order as Administrative Agent may determine in Administrative Agent’s sole discretion.

(h)    During the existence of an Event of Default, Administrative Agent may, but without any obligation to do so and without notice to or demand on Borrower and without releasing Borrower from any obligation hereunder or under the other Loan Documents or being deemed to have cured any Event of Default, make, do or perform any obligation of Borrower hereunder or under the other Loan Documents in such manner and to such extent as Administrative Agent may deem necessary (which, for the avoidance of doubt shall include curing any default under or breach of the Management Agreement or Franchise Agreement,

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regardless of whether a Default or Event of Default exists hereunder). Administrative Agent is authorized to enter upon the Property for such purposes, or appear in, defend, or bring any action or proceeding to protect its interest in the Property for such purposes. All out-of-pocket costs and expenses incurred by Administrative Agent or Lender in remedying or attempting to remedy such Event of Default or such other breach or default by Borrower or in appearing in, defending, or bringing any action or proceeding shall bear interest at the Default Rate from the date such costs and expenses were incurred to the date reimbursement payment is received by Administrative Agent. All such costs and expenses incurred by Administrative Agent and Lender, together with interest thereon calculated at the Default Rate, shall be deemed to constitute a portion of the Obligations, shall be secured by the liens and security interests provided to Administrative Agent under the Loan Documents and shall be immediately due and payable upon demand by Administrative Agent therefor.

(i)    Upon the occurrence of any Event of Default (irrespective of whether or not the same consists of an ongoing condition, a one-time occurrence, or otherwise), the same shall be deemed to continue at all times thereafter; provided, however, that such Event of Default shall cease to continue only if Administrative Agent shall accept payment or performance of the defaulted obligation or shall execute and deliver a written confirmation that such Event of Default has ceased to continue. Administrative Agent shall not be obligated under any circumstances whatsoever to accept such payment or performance or execute and deliver any such writing. Without limitation, this Section shall govern in any case where reference is made in this Agreement or elsewhere in the Loan Documents to (i) any “cure” (whether by use of such word or otherwise) of any Event of Default, (ii) “during an Event of Default,” “the continuance of an Event of Default” or “after an Event of Default has ceased” (in each case, whether by use of such words or otherwise), or (iii) any condition or event which continues beyond the time when the same becomes an Event of Default.

Section VI.3.    Limitation on Remedies.

(a)    Exculpation. Subject to the qualifications set forth in this Section 6.3, Administrative Agent shall not enforce the liability and obligation of Borrower to perform and observe the obligations contained in the Notes, this Agreement, the Security Instrument or the other Loan Documents by any action or proceeding wherein a money judgment shall be sought against Borrower, or its direct or indirect owners (other than pursuant to any separate agreement, indemnity or guaranty, including pursuant to the Guaranty and the Environmental Indemnity), except that Administrative Agent may bring a foreclosure action, an action for specific performance or any other appropriate action or proceeding to enable Administrative Agent to enforce and realize upon its interest under the Notes, this Agreement, the Security Instrument and the other Loan Documents, or in the Property, the Revenues, or any other collateral given to Administrative Agent pursuant to the Loan Documents; provided, however, that, except as specifically provided herein, any judgment awarded in any such action or proceeding shall be enforceable against Borrower only to the extent of Borrower’s interest in the Property, in the Revenues and in any other collateral given to Administrative Agent as collateral security for the Debt, and Administrative Agent, without limitation of the foregoing and in addition thereto, agrees for itself and its successors and assigns that it and its successors and assigns shall not sue

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for, seek or demand any deficiency judgment against Borrower in any such action or proceeding under, or by reason of, or in connection with, the Notes, this Agreement, the Security Instrument or the other Loan Documents. The provisions of this Section 6.3(a) shall not, however, (i) constitute a waiver, release or impairment of any obligation evidenced or secured by any of the Loan Documents; (ii) impair the right of Administrative Agent to name Borrower as a party defendant in any action or suit for foreclosure and sale under the Security Instrument; (iii) affect the validity or enforceability of any separate agreement, indemnity or guaranty (including the Guaranty and the Environmental Indemnity), or any of the rights and remedies of Administrative Agent or Lender thereunder; (iv) impair the right of Administrative Agent to obtain the appointment of a receiver; (v) impair the enforcement of the Assignment of Leases; or (vi) constitute a prohibition against Administrative Agent seeking a deficiency judgment against Borrower not otherwise prohibited by this Section 6.3(a) in order to fully realize the security granted by the Security Instrument or commencing any other appropriate action or proceeding in order for Administrative Agent to exercise its remedies against the Property, provided, that, the liability and obligation of Borrower in connection with any such deficiency action shall be limited (Y) to the Recourse Liabilities and (Z) if a Springing Recourse Event has occurred, to the Debt.

(b)    Recourse for Losses. Nothing contained in this Agreement or any of the other Loan Documents shall in any manner or way release, affect or impair the right of Administrative Agent to recover, and Borrower shall be fully and personally liable for and subject to legal action to the extent of, any Losses actually suffered or incurred by Administrative Agent and/or Lender arising out of or in connection with the following (all such liability and obligation for any or all of the following being referred to herein as the “Recourse Liabilities”):

(i)    fraud, intentional misrepresentation, or intentional failure to disclose a material fact concerning the Property, Borrower, Guarantor, or the Loan by any of the Borrower Parties;

(ii)    willful misconduct or illegal acts of any of the Borrower Parties;

(iii)    intentional material physical waste of the Property by any Borrower Party or any Person at the direction of any of the foregoing; provided, however, Borrower shall have no liability under this subsection (b)(iii) if sufficient revenues are not available to Borrower from the Property to prevent such material physical waste;

(iv)    the removal or disposal of any portion of the Property during the existence of an Event of Default in violation of this Agreement unless such Property is promptly replaced with property of equivalent value and functionality if reasonably necessary or which is no longer necessary in connection with the operation of the Property;

(v)    the misappropriation, conversion, or application in a manner prohibited by the Loan Documents by or on behalf of any Borrower Party of (A) any insurance proceeds, (B) any condemnation proceeds, (C) any funds disbursed from the Reserve Accounts, or (D) any Revenues;

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(vi)    failure to pay charges for labor or materials or other charges that create a lien on any portion of the Property (not including liens relating to capital improvements that were specifically approved by Administrative Agent and for which either (A) Administrative Agent did not require that Borrower deposit funds with Administrative Agent sufficient to pay for such work, or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay for such work);

(vii)    any security deposits, advance deposits or any other deposits collected with respect to the Property which are not delivered to Administrative Agent upon a foreclosure of the Property or action in lieu thereof, except to the extent any such security deposits were applied in accordance with the terms and conditions of any of the Leases or the same relate to hotel bookings that have actually occurred (or with respect to which the booking deposit has been forfeited) prior to the occurrence of the Event of Default that gave rise to such foreclosure or action in lieu thereof and permitted hereunder;

(viii)    failure of Borrower to purchase and maintain any Interest Rate Cap Agreement as required pursuant to this Agreement;

(ix)    Borrower’s failure to obtain and maintain the fully paid for Required Policies in accordance with Section 5.1.11 attributable to the time that Borrower owns the Property (provided that Borrower shall not have liability pursuant to this clause (ix) to the extent that (A) the Property fails to generate sufficient Revenue during the prior twelve (12) month period to pay such Required Policies or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay the same);

(x)    Borrower’s failure to pay all Property Taxes attributable to the time that Borrower owns the Property prior to the same becoming delinquent (provided that Borrower shall not have liability pursuant to this clause (x) to the extent that (A) the Property fails to generate sufficient Revenue during the prior twelve (12) month period to pay such Property Taxes or (B) sufficient amounts have been deposited with Administrative Agent to specifically pay the same);

(xi)    the failure of Borrower to be a Special Purpose Entity;

(xii)    (A) any unamortized “Key Money” required to be repaid under any Franchise Agreement or (B) any termination payment, liquidated damages, or other fees or charges payable pursuant to any Franchise Agreement in the event that Administrative Agent elects to terminate a Franchise Agreement in connection with any foreclosure, transfer-in-lieu or other realization on the Property;

(xiii)    the occurrence of any Transfer in violation of this Agreement;

(xiv)    Borrower’s failure to pay any and all documentary stamp, non-recurring intangible personal property, transfer, recordation or other taxes imposed at any time by the State of Florida or the county in Florida in which the Security Instrument is recorded, relating to the Security Instrument or any of the other Loan Documents; and/or

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(xv)    the failure of the individual Property commonly known as the St. Petersburg, Florida Marriott to be in compliance with any local zoning ordinance of the City of Pinellas Park due to the number of rooms being utilized at the hotel exceeding the permitted number of rooms (but excluding any Loss related to the right to use the current number of rooms following a Casualty).

(c)    Full Recourse. Notwithstanding anything to the contrary in this Agreement, the Notes or any of the Loan Documents, Administrative Agent shall not be deemed to have waived any right which Administrative Agent may have under Section 506(a), 506(h), 1111(b) or any other provisions of the U.S. Bankruptcy Code to file a claim for the full amount of the Debt secured by the Security Instrument or to require that all collateral shall continue to secure all of the Obligations in accordance with the Loan Documents. and the Debt shall be fully recourse to Borrower in the event of any of the following (each, a “Springing Recourse Event”);

(i)    Borrower (A) filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or (B) making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding (other than in writing to Administrative Agent, or as may be required by law in connection with any legal proceeding), its insolvency or inability to pay its debts as they become due;

(ii)    Any Borrower Party colluding with or otherwise assisting in, or soliciting or causing to be solicited petitioning creditors for, or consenting to, acquiescing (in writing) in, or joining in (A) any involuntary petition filed against Borrower, by any Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or (B) an application for the appointment of a custodian, receiver, trustee, or examiner for Borrower or all or any portion of the Property (other than an application by Administrative Agent in connection with the enforcement of Administrative Agent’s remedies under the Loan Documents) (it being acknowledged that the mew failure to oppose or defend an involuntary petition where no meritorious defense exists shall not be deemed acquiescing for purposes hereof);

(iii)    the failure of Borrower to be a Special Purpose Entity, if such failure is cited as a material factor in any order for substantive consolidation of Borrower with any other Person;

(iv)    the occurrence of a Transfer in violation of this Agreement; provided, however, the foregoing shall not apply to any Transfer resulting directly and solely from a condemnation, the filing of a mechanic’s lien affidavit or entering into a Lease;

(v)    the incurrence by Borrower of any Indebtedness in violation of this Agreement;

(vi)    if any Borrower Party, in any judicial or quasi-judicial case, action or proceeding contests (or any Borrower Party colludes with or otherwise assists any other Person, or solicits or causes to be solicited any other Person to contest) the validity or enforceability of the Loan Documents or contests or intentionally hinders, delays or obstructs (or any Borrower Party colludes with or otherwise assists any other Person, or solicits or causes to be solicited any

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other Person to contest, hinder, delay or obstruct) the pursuit of any rights or remedies by Administrative Agent (including the commencement and/or prosecution of a foreclosure action, judicial or non-judicial, the appointment of a receiver for the Property or any portion thereof or any enforcement of the terms of the Assignment of Leases), unless a court of competent jurisdiction finds that such actions by any such Borrower Party were undertaken in good faith, and were not based on a frivolous or meritless position; or

(vii)    if any Borrower Party shall make a counterclaim against Administrative Agent, a Lender, Servicer or their Affiliates in violation of Section 8.14 hereof; or

(viii)    the modification or termination of any Franchise Agreement in violation hereof.

Article VII

SECONDARY MARKET TRANSACTIONS; SERVICING

Section VII.1.    Secondary Market Transactions. Borrower acknowledges and agrees that any Lender may (a) sell, transfer, pledge, and/or encumber all or any portion of the Loan and the Loan Documents, (b) grant or issue one or more participations therein, and/or (c) consummate one or more private or public securitizations of rated single- or multi-class securities (the “Securities”) secured by or evidencing ownership interests in all or any portion of the Loan and the Loan Documents or a pool of assets that include all or any portion of the Loan and the Loan Documents (a “Securitization”, and together with any other such sales, transfers, and/or participations described in the foregoing clauses, and any Special Mezzanine Loan Advance, collectively, a “Secondary Market Transaction”).

Section VII.2.    Borrower Cooperation.

(a)    In connection with any Secondary Market Transaction, Borrower shall execute and deliver to Administrative Agent such documents, instruments, certificates, financial statements, assignments and other writings, do such other acts and provide such information, provide a non-consolidation opinion to Administrative Agent in a form reasonably acceptable to Administrative Agent, and participate in such meetings and discussions, in each case that are necessary to facilitate the consummation of each Secondary Market Transaction, including executing and delivering such documents and agreements (and deliver such opinions of counsel with respect thereto as Administrative Agent may require) necessary to (i) restructure the Loan into multiple notes (which may include component notes and/or senior and junior notes), issue additional or replacement Notes, and/or reduce the number of Notes, and/or (ii) restructure the Loan into a mortgage loan and one or more mezzanine loans (to be made to one or more Special Purpose Entities that will be the direct and/or indirect owners of the ownership interests in Borrower, and secured by a pledge of such ownership interests, in each case including that such notes and/or mezzanine loans), and/or (iii) establish different interest rates with respect to, and reallocate the amortization and principal balances applicable to, each note or tranche of the Loan, and/or (iv) assign to each such note or tranche or to each tranche of the restructured Loan such order of priority as may be designated by Administrative Agent, and/or (v) modify any operative

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dates within the Loan Documents (including the Payment Date and the Interest Period); provided, however that (A) the aggregate principal amount of all such notes or tranches as of their date of creation shall equal the Outstanding Principal Balance immediately prior to their creation, (B) the weighted average interest rate of all such notes or tranches shall on the date created equal the interest rate that was applicable to the Loan immediately prior to the creation of such notes or tranches, (C) the debt service payments on all such notes or tranches shall on the date they are created equal the debt service payment that was due under the Loan immediately prior to the creation of such notes or tranches, (D) no such amendment to the Loan Documents shall decrease in any material manner the rights of Borrower or Guarantor under the Loan Documents, or result in any additional material liability or material obligation to Borrower or Guarantor under the Loan Documents (except to the extent related to having different interest rates apply to the notes or tranches upon partial paydown thereof following the occurrence of an Event of Default, or the extent related to having separate mortgage and mezzanine loans); it being further agreed that the mere reduction of the Outstanding Principal Balance and commensurate increases in the Mezzanine Loan Outstanding Principal Balance shall not be deemed to violate this clause (D) so long as the requirements of clauses (A), (B), and (C) above arc satisfied, and (E) no such amendment described in clause (v) above shall be effective sooner than thirty (30) days after notice thereof from Administrative Agent, nor shall it cause the Maturity Date to be all earlier date. In connection with the creation of any mezzanine loan as described above, Borrower shall cause the formation of one or more Special Purpose Entities as required by Administrative Agent in order to serve as the borrower under any such mezzanine loan (and the applicable organizational documents of Borrower and such new entity shall be acceptable to Administrative Agent in form and content), and Borrower shall deliver to Administrative Agent a “UCC-9” insurance policy and a mezzanine endorsement to the owner’s policy of title insurance held by Borrower, and such opinions of legal counsel as Administrative Agent may require. If Borrower fails to cooperate with Administrative Agent within ten (10) Business Days of written request by Administrative Agent, Administrative Agent is hereby appointed as Borrower’s attorney in fact, coupled with an interest, to execute any and all documents necessary to accomplish such modifications (but in any event the Loan Documents shall be deemed to have been modified to incorporate any such modifications as Administrative Agent may so notify Borrower of in writing) and at Administrative Agent’s option, declare such failure to be an Event of Default.

(b)    At the request of Administrative Agent, Borrower shall provide such reasonable information regarding Borrower, the Guarantor or the Property which is not in the possession of Administrative Agent or which may be required by Administrative Agent in order to satisfy the market standards to which Administrative Agent or Lender customarily adheres or which may be required by prospective investors and/or the Rating Agencies or required by applicable Legal Requirements in connection with any such Secondary Market Transaction, including to: (i) provide additional and/or updated information concerning Borrower, Guarantor, Manager, or the Property, together with appropriate verification and/or consents related to such information through letters of auditors or opinions of counsel of independent attorneys acceptable to Administrative Agent and the Rating Agencies; (ii) assist in preparing descriptive materials for presentations to any or all of the Rating Agencies, and work with, and if requested, supervise, third-party service providers engaged by Borrower and its respective Affiliates to obtain, collect,

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and deliver information requested or required by Administrative Agent or the Rating Agencies; (iii) deliver (1) new or updated opinions of counsel as to non-consolidation, due execution and enforceability with respect to the Property, Borrower, Guarantor and their respective Affiliates, and the Loan Documents (including a so-called “106-5” opinion), and (2) revised organizational documents for Borrower and certificates of the relevant Governmental Authorities in all relevant jurisdictions indicating the good standing and qualification of Borrower as of the date of the Secondary Market Transaction, which counsel opinions and revisions to organizational documents shall be satisfactory to Administrative Agent and the Rating Agencies; (iv) use commercially reasonable efforts to deliver such additional tenant estoppel letters and subordination, non-disturbance and attornment agreements or, if applicable, estoppels from parties to agreements that affect the Property and who are required to provide the same, which estoppel letters and subordination non-disturbance and attornment agreements shall be satisfactory to Administrative Agent and the Rating Agencies; (v) make such representations and warranties as of the closing date of the Secondary Market Transaction with respect to the Property, Borrower, Guarantor and the Loan Documents as may be requested by Administrative Agent or the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents; (vi) if requested by Administrative Agent, review and certify as to the accuracy of any information regarding the Property, Borrower, Guarantor, Manager, and the Loan which is contained in a preliminary or final private placement memorandum, prospectus, prospectus supplement (including any amendment or supplement to either thereof), or other disclosure document to be used by Administrative Agent, Lender or any Affiliate thereof; and (vii) supply to Administrative Agent such documentation, financial statements and reports in form and substance required in order to comply with any applicable securities laws.

(c)    If, at the time a Disclosure Document is being prepared for a Securitization, Lender expects that Borrower alone or Borrower and one or more Affiliates of Borrower collectively, or the Property alone or the Property and any related properties (within the meaning of Regulation AB under the Securities Act), collectively, will be a Significant Obligor, then Borrower shall furnish to Administrative Agent upon request (i) the selected financial data or, if applicable, net operating income, required under Item 1112(b)(1) of Regulation AB under the Securities Act and the Exchange Act, if Lender expects that the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization may, or if the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization and at any time during which the Loan and any Related Loans are included in a Securitization does, equal or exceed ten percent (10%) (but less than twenty percent (20%) of the aggregate principal amount of all mortgage loans included or expected to be included, as applicable, in the Securitization, or (ii) the financial statements required under Item 1112(6)(2) of said Regulation AB, if Lender expects that the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization may, or if the principal amount of the Loan together with any Related Loans as of the cut-off date for such Securitization and at any time during which the Loan and any Related Loans are included in a Securitization does, equal or exceed twenty percent (20%) of the aggregate principal amount of all mortgage loans included or expected to be included, as applicable, in the Securitization. Such financial data or financial statements shall be furnished to Administrative Agent (A) within fifteen (15) Business Days after

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notice from Administrative Agent in connection with the preparation of Disclosure Documents for the Securitization, (B) not later than thirty (30) days after the end of each fiscal quarter of Borrower and (C) not later than seventy-five (75) days after the end of each fiscal year of Borrower; provided, however, that Borrower shall not be obligated to furnish financial data or financial statements pursuant to clauses (B) or (C) of this sentence with respect to any period for which a filing pursuant to the Exchange Act is not required. If requested by Administrative Agent, Borrower shalt furnish to Administrative Agent, within fifteen (15) Business Days after Administrative Agent’s request, (1) a list of tenants (if any) (including all affiliates of such tenants) that in the aggregate (y) occupy ten percent (10%) or more (but less than twenty percent (20%)) of the total floor area of the improvements or represent ten percent (10%) or more (but less than twenty percent (20%)) of aggregate base rent, and (z) occupy 20% or more of the total floor area of the improvements or represent twenty percent (20%) or more of aggregate base rent, (2) financial data and/or financial statements for any tenant of the Property (in form and substance sufficient to satisfy the requirements of Item 1112 of said Regulation AB as determined by Lender) if, in connection with a Securitization, Lender expects there to be, with respect to such tenant or group of Affiliated tenants, a concentration within all of the mortgage loans included or expected to be included, as applicable, in the Securitization such that such tenant or group of affiliated tenants would constitute a Significant Obligor, and (3) such other or additional financial statements, or financial, statistical or operating information, and/or other forms of such information as has been previously provided, as Lender shall reasonably determine to be required pursuant to Regulation AB, Regulation S-K, or Regulation S-X (each under the Securities Act and the Exchange Act), as applicable, or any amendment, modification or replacement thereto or other Legal Requirements applicable to the Loan or any such Secondary Market Transaction in connection with any Disclosure Document or any Exchange Act filing in connection with or relating to a Secondary Market Transaction or as shall otherwise be requested by Administrative Agent. All financial statements provided by Borrower pursuant to this Section 7.2 shall be prepared in accordance with GAAP and shall meet the requirements of said Regulation AB, S-K, and Regulation S-X, as applicable, and all other applicable Legal Requirements applicable to the Loan or any such Secondary Market Transaction, and shall be accompanied by the manually executed report of the independent accountants thereon, which report shall meet all such requirements, and shall be further accompanied by a manually executed written consent of such independent accountants, in form and substance reasonably acceptable to Administrative Agent, to the inclusion of such financial statements in any Disclosure Document and any filing pursuant to the Exchange Act and to the use of the name of such independent accountants and the reference to such independent accountants as “experts” in any Disclosure Document and any such Exchange Act filing, all of which shall be provided at the same time as the related financial statements are required to be provided. All financial statements shall be certified by the chief financial officer of Borrower, which certification shall state that such financial statements meet the requirements set forth in this Section 7.2.

(d)    Borrower will reimburse Administrative Agent for Administrative Agent’s and Lender’s out of pocket costs and expenses (including fees and expenses of outside legal counsel) relating to any Secondary Market Transaction, subject to a maximum of 515,000.00.

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Section VII.3.    Securitization Indemnification.

(a)    Borrower understands that information provided to Administrative Agent and Lender by Borrower and its agents, counsel and representatives may be included in disclosure documents in connection with the Securitization, including an offering circular, a prospectus, prospectus supplement, private placement memorandum or other offering document (each, a “Disclosure Document”) and may also be included in filings with the Securities and Exchange Commission pursuant to the Securities Act or Exchange Act, and may be made available to investors or prospective investors in the Securities, rating agencies, investment banking firms, any credit rating agency that has elected to be treated as a nationally recognized statistical rating organization for purposes of Section 15E of the Exchange Act (without regard to whether or not such credit rating agency has been engaged by Administrative Agent, Lender or its respective designees in connection with, or in anticipation of, a Securitization), accounting firms, law firms and other third party advisory and service providers relating to the Securitization. Borrower also understands that the findings and conclusions of any third-party due diligence report obtained by the Lender or Administrative Agent, the issuer of any Securitization or any Securitization placement agent or underwriter may be made publicly available if required, and in the manner prescribed, by Section 15E(s)(4)(A) of the Exchange Act and any rules promulgated thereunder. Borrower shall provide in connection with each of (i) a preliminary and a final private placement memorandum or (ii) a preliminary and final prospectus or prospectus supplement, as applicable, delivered to Borrower for its review and comment specifying the sections thereof that Lender desires Borrower to review, an agreement (A) certifying that Borrower has examined such sections of the Disclosure Documents specified by Lender relating to Borrower, its Affiliates, the Property, any Affiliated Manager, and Guarantor (collectively, the “Borrower Group”), and/or the Loan (such sections. “Applicable Sections”) and that no such Applicable Sections contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Applicable Sections, in the light of the circumstances under which they were made, not misleading in any material respect (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), (B) indemnifying Lender, the other Indemnified Parties, and any Person that has tiled the registration statement relating to the Securitization (the “Registration Statement”), each of its directors and officers who have signed the Registration Statement, and each Person that controls any such Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Lender Group”) and any other placement agent or underwriter with respect to the Securitization, each of their respective directors and officers, each Person who controls a member of the Lender Group or such placement agent or underwriter within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act (collectively, the “Underwriter Group”) (for the avoidance of doubt, all of the foregoing Persons are referred to in this Section 7.3 as “Indemnified Parties”) for any Losses to which the Lender Group or the Underwriter Group may become subject insofar as such liabilities arise out of or are based upon any untrue statement of any material fact contained in the Applicable Sections so certified by Borrower or arise out of or are based upon the omission by Borrower to state in such Applicable Sections a material fact required to be stated in such Applicable Sections or necessary in order to make the statements in such Applicable Sections, in light of the circumstances under which they were made, not misleading

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in any material respect (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), and (C) agreeing to reimburse the Lender Group and/or the Underwriter Group for any reasonable legal or other expenses incurred by the Lender Group and the Underwriter Group in connection with investigating or defending such liabilities; provided however that Borrower will be liable in any such case under clauses (B) or (C) above only to the extent that any such Loss arises out of or is based upon any such untrue statement or omission made in the Applicable Sections so certified by Borrower in reliance upon and in conformity with information furnished to Administrative Agent or Lender by Borrower, Guarantor, or any of their Affiliates in connection with the preparation of such Applicable Sections or in connection with the underwriting or closing of the Loan, including financial statements of Borrower, operating statements and rent rolls with respect to the Property (and provided further that any corrections or updates provided by Borrower to such Applicable Sections shall have been incorporated therein to the extent true and accurate), and shall not be liable to any Indemnified Party for losses to the extent resulting from such Indemnified Party’s failure to incorporate any information provided by Borrower, including any corrections, in any Disclosure Document, gross negligence, willful misconduct, or illegal acts. The indemnification provided for in clauses (B) and (C) above shall be effective whether or not the indemnification agreement described above is provided. The aforesaid indemnity will be in addition to any liability which Borrower may otherwise have. In connection with any filing pursuant to the Exchange Act in connection with or relating to a Securitization, Borrower shall (i) indemnify the Lender Group and the Underwriter Group for the above-described liabilities to which the Lender Group or the Underwriter Group may become subject insofar as such liabilities arise out of or are based upon the omission to state in the Applicable Sections so certified by Borrower a material fact required to be stated in such Applicable Sections in order to make the statements in such Applicable Sections, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) reimburse the Lender Group and the Underwriter Group for any reasonable legal or other expenses incurred by the Lender Group or the Underwriter Group in connection with defending or investigating such liabilities.

(b)    Promptly after receipt by an Indemnified Party under this Section 7.3 of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7.3 notify the indemnifying party in writing of the commencement thereof, but the omission to so notify the indemnifying party will not relieve the indemnifying party from any liability which the indemnifying party may have to any Indemnified Party hereunder except to the extent that failure to notify causes prejudice to the indemnifying party. In the event that any action is brought against any Indemnified Party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled, jointly with any other indemnifying party, to participate therein and, to the extent that it (or they) may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party. After notice from the indemnifying party to such Indemnified Party under this Section 7.3, such indemnifying party shall pay for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than costs of investigation; provided, however, if the defendants in any such action

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include both the Indemnified Party and the indemnifying party and the Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or additional to those available to the indemnifying party, the Indemnified Party or Indemnified Parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party at the cost of the indemnifying party. The indemnifying party shall not be liable for the expenses of more than one separate counsel unless an Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to another Indemnified Party.

(c)    In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 7.3 is for any reason held to be unenforceable as to an Indemnified Party in respect of any Losses (or action in respect thereof) referred to therein which would otherwise be indemnifiable under this Section 7.3 the indemnifying party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or action in respect thereof); provided however that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. In determining the amount of contribution to which the respective parties are entitled, the following factors shall be considered: (i) the relative knowledge of Borrower and the applicable issuer(s) of the Securities in connection with the Securitization, and access to information concerning the matter with respect to which the claim was asserted; (ii) the opportunity to correct and prevent any statement or omission; and (iii) any other equitable considerations appropriate in the circumstances. Administrative Agent and Borrower hereby agree that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation.

(d)    The liabilities and obligations of Borrower, Lender and Administrative Agent under this Section 7.3 shall survive the termination of this Agreement and the satisfaction and discharge of the Debt.

Section VII.4.    Rating Agency Confirmations. Borrower acknowledges and agrees that if the Loan is part of a Securitization, Administrative Agent may be required to obtain confirmation from one or more Rating Agencies that the granting of certain consents, approvals, or waivers (and certain other actions of Administrative Agent) will not cause a downgrade, withdrawal or qualification of any ratings of the Securities or any class thereof, and that any such consent or approval by Administrative Agent may be conditioned upon receipt of such confirmation and the satisfaction of any conditions precedent thereto required by such Rating Agencies (and any use of the phrase “approval of Administrative Agent” (or similar) shall be deemed to mean and include receipt of such confirmation by Administrative Agent from such Rating Agencies). The circumstances under which this might arise include, but are not limited to, request to approve the replacement of a property manager, and requests for approvals of Transfers. Borrower shall be responsible for any and all reasonable fees and costs incurred in order to obtain any such Rating Agency confirmation, subject to Section 7.2(d) hereof (and Administrative Agent shall be

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entitled to require payment of such fees and expenses as a condition precedent to the obtaining of any such consent, approval, waiver or confirmation).

Article VIII

MISCELLANEOUS

Section VIII.1.    Survival. This Agreement and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the making by Lender of the Loan and the execution and delivery to Lender of the Note, and shall continue in full force and effect so long as all or any of the Obligations are outstanding and unpaid unless a longer period is expressly set forth herein or in the other Loan Documents. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the legal representatives, successors and assigns of such party. All covenants, promises and agreements in this Agreement, by or on behalf of Borrower, shall inure to the benefit of the legal representatives, successors and assigns of Administrative Agent and Lender.

Section VIII.2.    Administrative Agent Matters

(a)    Appointment: Resignation. Each Lender irrevocably appoints and authorizes Administrative Agent to act on its behalf as Administrative Agent hereunder to take such action as Administrative Agent on its behalf and to exercise such powers under this Agreement as are delegated to Administrative Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto. Neither Administrative Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection herewith (i) with the consent or at the request of Lenders, or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent may resign at any time by giving written notice thereof to Lenders and Borrower. Upon any such resignation, Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by Lenders, or no successor Administrative Agent shall have accepted such appointment, within thirty (30) days after the resigning Administrative Agent gives notice of resignation, then the resigning Administrative Agent may, on behalf of Lenders, appoint a successor Administrative Agent. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder first accruing or arising after the effective date of such retirement. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent. Borrower acknowledges and agrees that the provisions of this Section 8.2(a) are intended to govern the relationship among Lenders and Administrative Agent and may be modified or amended without Borrower’s consent, written or otherwise, provided such modification or amendment does not increase Borrower’s obligations hereunder. At the option of Administrative Agent, the Loan may be serviced by a servicer/trustee (the “Servicer”) selected by Administrative Agent and

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Administrative Agent may delegate all or any portion of its responsibilities under this Agreement and the other Loan Documents to the Servicer pursuant to a servicing agreement between Administrative Agent and Servicer. Borrower shall be responsible for any set-up fees or any other initial costs relating to or arising under such servicing agreement, as well as for the payment of any “special servicing”, “workout”, and “liquidation” fees incurred by Administrative Agent in connection with any default or workout of the Loan; provided, however, that Borrower shall not be responsible for payment of the non-special servicing monthly servicing fee due to the Servicer under such servicing agreement.

(b)    Administrative Agent’s Discretion. Whenever pursuant to this Agreement, Administrative Agent exercises any right given to it to approve or disapprove, or to make any election, waiver, or request, or to make any determination, or find that any arrangement or term is to be satisfactory to Administrative Agent, the decision of Administrative Agent to approve or disapprove, or to make such election, waiver, request, or determination, decision, or finding shall (except as is otherwise specifically herein provided) be in the sole and absolute discretion of Administrative Agent and shall be final and conclusive. Whenever pursuant to this Agreement Administrative Agent exercises any right given to it to “reasonably” approve or disapprove, or to make any election, waiver, or request, or to make any determination “reasonably”, or find that any arrangement or term is to be “reasonably” satisfactory to Administrative Agent, during the continuance of an Event of Default, the decision of Administrative Agent to approve or disapprove, or to make such election, waiver, request, or determination, decision, or finding shall be in the sole and absolute discretion of Administrative Agent and shall be final and conclusive and the use of the word “reasonably” (or terms of similar meaning) shall have no force or effect.

(c)    Right to Request and Act on Instructions: Liability of Administrative Agent. Administrative Agent may at any time request instructions from Lender with respect to any actions or approvals which by the terms of this Agreement or of any of the Loan Documents Administrative Agent is permitted or desires to take or to grant, and if such instructions are requested, Administrative Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such written instructions from Lender. Neither Administrative Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of Borrower; or (iii) the validity, effectiveness or genuineness of this Agreement, the other Loan Documents or any other instrument or writing furnished in connection herewith. Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a Lender wire, electronic transmission, portable document format or other similar writing) believed by it to be genuine or to be signed by the proper party or parties. As to any matters not expressly provided for by this Agreement or any other Loan Document, Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions given by Lenders, and such instructions of the Lenders and any action taken or not taken pursuant thereto shall be binding on all Lenders.

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Notwithstanding any provision to the contrary in the Loan Documents, Administrative Agent shall not have any duties or responsibilities to Lender, except those expressly set forth herein or therein, or any fiduciary relationship with Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into the Loan Documents or otherwise exist against Administrative Agent and in favor of Lender. Notwithstanding any provision to the contrary in the Loan Documents, Administrative Agent shall not have any obligation whatsoever to incur any costs or make any protective advances with respect to the Loan, the Property or any other collateral for the Loan.

(d)    Conflicts. As between Administrative Agent and Lender, in the event of any conflict, ambiguity or inconsistency between the terms and conditions of this Agreement and the terms and conditions of any co-lender agreement entered into by Lender and Administrative Agent, the terms and conditions of such co-lender agreement shall control.

Section VIII.3.    Governing Law.

(A)    THIS AGREEMENT WAS NEGOTIATED IN THE STATE OF NEW YORK, THE LOAN WAS MADE BY LENDER AND ACCEPTED BY BORROWER IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THE LOAN DELIVERED PURSUANT HERETO WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW)) AND ANY APPLICABLE LEGAL REQUIREMENTS OF THE UNITED STATES OF AMERICA, EXCEPT THAT AT ALL TIMES THE PROVISIONS FOR THE CREATION, PERFECTION, AND ENFORCEMENT OF THE LIENS AND SECURITY INTERESTS CREATED PURSUANT TO THE SECURITY INSTRUMENT AND THE ASSIGNMENT OF LEASES SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAW OF THE STATE IN WHICH THE PROPERTY IS LOCATED, IT BEING UNDERSTOOD THAT, TO THE FULLEST EXTENT PERMITTED BY THE LAW OF SUCH STATE, THE LAW OF THE STATE OF NEW YORK SHALL GOVERN THE CONSTRUCTION, VALIDITY AND ENFORCEABILITY OF ALL LOAN DOCUMENTS AND ALL OF THE OBLIGATIONS ARISING HEREUNDER OR THEREUNDER. TO THE FULLEST EXTENT PERMITTED BY LAW, BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS, AND THIS

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AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(B)    ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER, ADMINISTRATIVE AGENT OR BORROWER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS MAY AT ADMINISTRATIVE AGENT’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. BORROWER DOES HEREBY DESIGNATE AND APPOINT:

TUAN OLONA, LLP

ONE ROCKEFELLER PLAZA, ELEVENTH FLOOR

NEW YORK, NEW YORK 10020

ATTENTION: HAN-HSIEN TUAN

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON BORROWER IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK.    BORROWER (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF ADMINISTRATIVE AGENT TO SERVE PROCESS IN ANY OTHER MANNER PERMUTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST BORROWER IN ANY OTHER JURISDICTION. THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT.

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Section VIII.4.    Modification, Waiver in Writing. No modification, amendment, extension, discharge, termination or waiver of any provision of this Agreement, or of the Note, or of any other Loan Document, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent shall be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly provided herein, no notice to, or demand on Borrower, shall entitle Borrower to any other or future notice or demand in the same, similar or other circumstances.

Section VIII.5.    Delay Not a Waiver. Neither any failure nor any delay on the part of Administrative Agent or Lender in insisting upon strict performance of any term, condition, covenant or agreement, or exercising any right, power, remedy or privilege hereunder, or under the Note or under any other Loan Document, or under any other instrument given as security therefor, shall operate as or constitute a waiver thereof, nor shall a single or partial exercise thereof preclude any other future exercise, or the exercise of any other right, power, remedy or privilege. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Note or any other Loan Document, neither Lender nor Administrative Agent shall be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Note or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount. A waiver of one Default or Event of Default shall not be construed to be a waiver of any subsequent Default or Event of Default or to impair any remedy, right or power consequent thereon.

Section VIII.6.    Notices. All notices, consents, approvals and requests required or permitted hereunder or under any other Loan Document shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) certified or registered United States mail, postage prepaid, return receipt requested or (b) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery (with a copy of any notice delivered by the methods described in clause (a) or clause (b) to be sent by electronic mail), addressed as follows (or at such other address and Person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section 8.6) (any inclusion of an e-mail address below is for informational purposes only, and communication via e-mail alone shall not be an effective method of notice for purposes of this Agreement):

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If to Administrative Agent or Any Lender:	ACORE Capital Mortgage, LP 80 E. Sir Francis Drake Blvd., Suite 2A Larkspur, California 94939 Attention: Stew Ward, Managing Partner Email: notices@acorecapital.com
With a copy to:	ACORE Capital Mortgage, LP Sterling Plaza 5949 Sherry Lane, St. 1255 Dallas, Texas 75225 Attention No.: David Homsher, Director / Head of Asset Management Email: dhomsher@acorecapital.com
With a copy to:	Frost Brown Todd LLC 400 West Market Street, Suite 3200 Louisville, Kentucky 40202 Attention: James H. Thompson, Esq. Email: jthompson@fbtlaw.com
If to Borrower:	300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: Matt McGraner Email: mmcgraner@highlandcapital.com
c/o Highland Capital Management, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201 Attention: General Counsel
With a copy to:	Wick Phillips Gould & Martin, LLP 3131 McKinney Avenue Suite 100 Dallas, Texas 75204 Attention: D.C. Sauter, Esq. Email: d.c.sauter@wickphillips.com

A notice shall be deemed to have been given: (i) in the case of hand delivery or delivery by a reputable overnight courier, at the time of delivery; (ii) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; (iii) or in the case of expedited prepaid delivery, upon the first attempted delivery on a Business Day. Any failure to deliver a notice by reason of a change of address not given in accordance with this Section 8.6 or any refusal to accept notice, shall be deemed to have been given when the delivery was attempted. Any notice required or permitted to be given by any party hereunder or under any other Loan Document may be given by its counsel and any notice required or permitted to be given by Administrative Agent hereunder or under any other Loan Document may also be given by a Servicer.

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Section VIII.7.    Trial by Jury. BORROWER, ADMINISTRATIVE AGENT AND LENDER HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY AND WAIVE ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THE LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BORROWER, ADMINISTRATIVE AGENT AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE LENDER, ADMINISTRATIVE AGENT AND BORROWER ARE EACH HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.

Section VIII.8.    Headings. The Article and/or Section headings and the Table of Contents in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

Section VIII.9.    Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement shall be prohibited by or invalid under applicable Legal Requirements, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section VIII.10.    Preferences. Administrative Agent shall have the continuing and exclusive right to apply or reverse and reapply any and all payments by Borrower to any portion of the Debt. To the extent Borrower makes a payment or payments to Administrative Agent, which payment or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the Obligations hereunder or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment or proceeds had not been received by Administrative Agent.

Section VIII.11.    Waiver of Notice. Borrower hereby expressly waives, and shall not be entitled to, any notices of any nature whatsoever from Administrative Agent or Lender except with respect to matters for which this Agreement or the other Loan Documents specifically and expressly provide for the giving of notice by Administrative Agent to Borrower and except with respect to matters for which Borrower is not, pursuant to applicable Legal Requirements, permitted to waive the giving of notice. Borrower hereby expressly waives the right to receive any notice from Administrative Agent or Lender with respect to any matter for which this Agreement or the other Loan Documents do not specifically and expressly provide for the giving of notice by Administrative Agent to Borrower.

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Section VIII.12.    Remedies of Borrower. If a claim or adjudication is made that Administrative Agent, Lender or their agents have acted unreasonably or unreasonably delayed acting in any case where by law or under this Agreement or the other Loan Documents, Administrative Agent, Lender or such agent, as the case may be, has an obligation to act reasonably or promptly, Borrower agrees that neither Administrative Agent, Lender nor their agents shall be liable for any monetary damages, and Borrower’s sole remedies shall be limited to commencing an action seeking injunctive relief or declaratory judgment. The parties hereto agree that any action or proceeding to determine whether Administrative Agent or Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

Section VIII.13.    Schedules Incorporated. The Schedules and Exhibits annexed hereto are hereby incorporated herein as a part of this Agreement with the same effect as if set forth in the body hereof.

Section VIII.14.    Offsets. Counterclaims and Defenses. Any assignee of Administrative Agent’s or a Lender’s interest in and to the Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to such documents which Borrower may otherwise have against any assignor of such documents, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrower in any action or proceeding brought by any such assignee upon such documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrower. Borrower hereby waives the right to assert (and agrees not to assert) a counterclaim of any nature, other than a compulsory counterclaim, in any action or proceeding brought against it by Administrative Agent or its agents or otherwise to offset any Obligations. No failure by Administrative Agent or a Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments that Borrower is obligated to make under any of the Loan Documents. Notwithstanding the foregoing, Borrower does not waive any of its rights to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Administrative Agent or a Lender, in either case, in any separate action or proceeding.

Section VIII.15.    No Joint Venture or Partnership: No Third Party Beneficiaries. Borrower, Administrative Agent and Lender intend that the relationships created hereunder and under the other Loan Documents be solely that of debtor and creditor. Nothing herein or therein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrower, Administrative Agent and Lender, nor to grant Administrative Agent or Lender any interest in the Property other than that of mortgagee, beneficiary or lender (as applicable). This Agreement and the other Loan Documents are solely for the benefit of Administrative Agent, Lender and Borrower and nothing contained in this Agreement or the other Loan Documents shall be deemed to confer upon anyone other than Administrative Agent and Borrower any right to insist upon or to enforce the performance or observance of any of the Obligations contained herein or therein. All conditions to the obligations of Lender to make the Loan hereunder are imposed solely and exclusively for the benefit of Lender and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that Lender will refuse to make the Loan (or that Administrative Agent will

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refuse to make any disbursement of amounts from the Reserve Accounts) in the absence of strict compliance with any or all thereof and no other Person shall under any circumstances be deemed to be a beneficiary of such conditions, any or all of which may be freely waived in whole or in part by Administrative Agent or Lender (as applicable) if, in Administrative Agent’s or Lender’s (as applicable) sole discretion, Administrative Agent or Lender (as applicable) deems it advisable or desirable to do so.

Section VIII.16.    Publicity. All news releases, publicity or advertising by Borrower or its Affiliates through any media intended to reach the general public which refers to the Loan Documents or the financing evidenced by the Loan Documents, to Lender, Administrative Agent, or to any of its Affiliates shall be subject to the prior approval of Administrative Agent.

Section VIII.17.    Waiver of Marshalling of Assets. To the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of Borrower, Borrower’s partners and others with interests in Borrower, and of the Property, or to a sale in inverse order of alienation in the event of foreclosure of the Security Instrument, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Administrative Agent under the Loan Documents to a sale of the Property for the collection of the Debt without any prior or different resort for collection or of the right of Administrative Agent to the payment of the Debt out of the net proceeds of the Property in preference to every other claimant whatsoever.

Section VIII.18.    Conflict; Construction of Documents; Reliance. In the event of any conflict between the provisions of this Agreement and any of the other Loan Documents, the provisions of this Agreement shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party that drafted same. Borrower acknowledges that, with respect to the Loan, Borrower shall rely safely on its own judgment and advisors in entering into the Loan without relying in any manner on any statements, representations or recommendations of Lender or Administrative Agent, or any parent, subsidiary or Affiliate of Lender or Administrative Agent. Administrative Agent shall not be subject to any limitation whatsoever in the exercise of any rights or remedies available to it under any of the Loan Documents or any other agreements or instruments which govern the Loan by virtue of the ownership by Lender, it or any parent, subsidiary or Affiliate of Lender or Administrative Agent of any equity interest any of them may acquire in Borrower, and Borrower hereby irrevocably waives the right to raise any defense or take any action on the basis of the foregoing with respect to Administrative Agent’s exercise of any such rights or remedies. Borrower acknowledges that Administrative Agent and Lender engage in the business of real estate financings and other real estate transactions and investments that may be viewed as adverse to or competitive with the business of Borrower or its Affiliates.

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Section VIII.19.    Brokers and Financial Advisors. Borrower hereby represents that it has dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement. Borrower shall indemnify, defend and hold Administrative Agent and Lender harmless from and against any and all claims, liabilities, costs and expenses of any kind (including attorneys’ fees and expenses) in any way relating to or arising from a claim by any Person that such Person acted directly or indirectly, by or on behalf of Guarantor, Borrower or any Affiliate thereof or was retained directly or indirectly, by or on behalf of Guarantor, Borrower or any Affiliate thereof in connection with the transactions contemplated herein. The provisions of this Section 8.19 shall survive the expiration and termination of this Agreement and the payment of the Debt.

Section VIII.20.    Prior Agreements. This Agreement and the other Loan Documents contain the entire agreement of the panics hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties or their Affiliates or representatives concerning the transactions contemplated hereby, whether oral or written, are superseded by the terms of this Agreement and the other Loan Documents.

Section VIII.21.    Time is of the Essence. Time is of the essence of each provision of this Agreement and the other Loan Documents.

Section VIII.22.    Certain Additional Rights of Administrative Agent (VCOC). Notwithstanding anything to the contrary contained in this Agreement, Administrative Agent shall have: (a) the right to routinely consult with and advise Borrower’s management regarding the significant business activities and business and financial developments of Borrower; provided, however, that such consultations shall not include discussions of environmental compliance programs or disposal of hazardous substances. Upon Administrative Agent’s election and notice to Borrower, consultation meetings may occur quarterly, with Administrative Agent having the right to call special meetings at any reasonable times and upon reasonable advance notice; (b) the right, in accordance with the terms of this Agreement, to examine the books and records of Borrower at any reasonable times upon reasonable notice; (c) the right, in accordance with the terms of this Agreement, including Section 5.1.6 hereof, to receive monthly, quarterly and year-end financial reports, including balance sheets, statements of income, shareholder’s equity and cash flow, a management report and schedules of outstanding Indebtedness; and (d) the right, without restricting any other rights of Administrative Agent under this Agreement (including any similar right), to approve any acquisition by Borrower of any other significant property (other than personal property required for the day to day operation of the Property). The rights described above in this Section 8.22 may be exercised by Lender or any entity which owns and Controls, directly or indirectly, substantially all of the interests in Lender or Administrative Agent.

Section VIII.23.    Duplicate Originals. Counterparts. This Agreement may be executed in any number of duplicate originals and each duplicate original shall be deemed to be an original and all of which together shall constitute a single agreement. The failure of any party hereto to execute this Agreement, or any counterpart hereof, shall relieve the other signatories from their obligations hereunder.

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Section VIII.24.    Prepayment Charges. Borrower acknowledges that (a) Lender is making the Loan in consideration of the receipt by Lender of all interest and other benefits intended to be conferred by the Loan Documents that is not prepayable except as provided in Sections 2.3.4 and 2.3.5 and (b) if payments of principal are made to a Lender prior to the regularly scheduled due date for such payment, for any reason whatsoever, whether voluntary, as a result of Administrative Agent’s acceleration of the Loan during the existence of an Event of Default, by operation of law or otherwise, Lender will not receive all such interest and other benefits and may, in addition, incur costs and expenses. For these reasons, and to induce Lender to make the Loan, Borrower expressly waives any right or privilege to prepay the Loan except as otherwise may be specifically permitted herein and agrees that, except for any prepayment that is expressly permitted to be made pursuant to this Agreement without the payment of the Prepayment Premium, all prepayments, if any, whether voluntary or involuntary, will be accompanied by the Prepayment Premium, which shall constitute additional interest. Such Prepayment Premium shall be required whether payment is made by Borrower, by a Person on behalf of Borrower, or by the purchaser at any foreclosure sale, and may be included in any bid by Lender at such sale. Borrower further acknowledges that (i) it is a knowledgeable real estate developer or investor, (ii) it fully understands the effect of the provisions of this Section 8.24, as well as the other provisions of this Agreement and the other Loan Documents. (iii) the making of the Loan by Lender at the Interest Rate and other terms set forth in the Loan Documents are sufficient consideration for Borrower’s obligation to pay the Prepayment Premium, and (iv) Lender would not make the Loan on the terms set forth herein without the inclusion of such provisions. Borrower also acknowledges that the provisions of this Agreement limiting the right of prepayment and providing for the payment of the Prepayment Premium and other charges specified herein were independently negotiated and bargained for and constitute a specific material part of the consideration given by Borrower to Lender for the making of the Loan except as expressly permitted hereunder.

Section VIII.25.    Registrar. Borrower (or its duly authorized agent; Borrower hereby appointing Administrative Agent as its agent for such purpose) (the “Registrar”) shall maintain or cause to be maintained a registry of the ownership of the Note(s) at its principal office. The Registrar shall act solely as an agent of Borrower and shall maintain, subject to such reasonable regulations as it shall provide, such books and records (the “Register”) as are necessary for the registration and transfer of the Note in a manner that shall cause the Note(s) to be considered to be in “registered form” within the meaning of Sections 163(1), 871(h)(2) and 881(c)(2) of the Code and any related regulations (and any other relevant or successor provisions of the Code or such regulations). In connection with the foregoing: (i) the Register shall reflect the applicable Lender as the original owner of the Note(s), (ii) the Register shall reflect such subsequent transferees as the Registrar shall receive notice of, by delivery to it of a notice of an assignment of such Note, duly executed by the then current owner thereof, (iii) the Registrar shall record the name and address of Lender and the amount of principal (and stated interest) owing to Lender under this Agreement, (iv) Borrower and Administrative Agent shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Failure to make any such recordation. or any error in such recordation, shall not affect Borrower’s or Lender’s obligations in respect of such Loan. Any Lender that sells a participation under Section 7.1 shall, acting

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solely for this purpose as an agent of Borrower, maintain or cause to be maintained a registry including the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered Form under Section 51103-1(c) of the United States Treasury Regulations. Failure to make any such recordation, or any error in such recordation, shall not affect Borrower’s or any Lender’s obligations in respect of such Loan. Administrative Agent shall treat the person in whose name any participation is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes.

Section VIII.26.    Multiple Property Provisions.

(a)    Additional Waivers. To the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of Borrower, Borrower’s partners and others with interests in Borrower, and of the Property, or to a sale in inverse order of alienation in the event of foreclosure of all or any of the Security Instruments, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Administrative Agent under the Loan Documents to a sale of the Property for the collection of the Loan without any prior or different resort for collection or of the right of Administrative Agent to the payment of the Debt out of the net proceeds of the Property in preference to every other claimant whatsoever. In addition, to the fullest extent permitted by law, Borrower, for itself and its successors and assigns. waives in the event of foreclosure of any or all or the Security Instruments, any equitable right otherwise available to Borrower which would require the separate sale of any portion of the Property or require Administrative Agent to exhaust its remedies against any Individual Property or any combination of the Individual Properties before proceeding against any other Individual Property or combination of Individual Properties; and further in the event of such foreclosure Borrower does hereby expressly consent to and authorize, at the option of Administrative Agent, the foreclosure and sale either separately or together of any combination of the Individual Properties.

(b)    Cross-Collateralization. Borrower acknowledges that Lender has made the Loan to Borrower upon the security of its collective interest in the Property and in reliance upon the aggregate of the Property taken together being of greater value as collateral security than the sum of each Individual Property taken separately. Borrower agrees that the Security Instruments are and will be cross-collateralized and cross-defaulted with each other so that (i) an Event of Default under any of the Security Instruments shall constitute an Event of Default under each of the other Security Instruments which secure the Note; (ii) an Event of Default under the Note or this Agreement shall constitute an Event of Default under each Security Instrument; (iii) each Security Instrument shall constitute security for the Note as if a single blanket lien were placed

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on all of the Individual Properties as security for the Obligations; and (iv) such cross-collateralization shall in no event be deemed to constitute a fraudulent conveyance.

(c)    Portfolio Loan. Borrower agrees that at any time Administrative Agent shall have the unilateral right to elect to remove the cross-collateralization of the liens of the Security Instrument encumbering any one (1) or more of the Individual Properties (individually or collectively, as the context may require, the “Affected Property”). In furtherance thereof, Administrative Agent shall have the right to (i) sever or divide the Note and the other Loan Documents in order to allocate to such Affected Property the Allocated Loan Amount evidenced by one (1) or more new notes and secured by such other loan documents (individually or collectively, as the context may require, the “New Note”) having a principal amount equal to the Allocated Loan Amount applicable to such Affected Property, (ii) segregate the applicable portion of each of the Reserve Accounts relating to the Affected Property, (iii) release any cross-default and/or cross-collateralization provisions applicable to such Affected Property, and (iv) take such additional action consistent therewith; provided, that such New Note secured by such Affected Property, together with the Loan Documents secured by the remaining Individual Properties, shall not increase in the aggregate (A) any monetary obligation of Borrower under the Loan Documents or (B) any other obligation of Borrower under the Loan Documents in any material respect. In connection with the transfer of any such Affected Property as provided for in this Section, the Loan shall be reduced by an amount equal to amount of the New Note applicable to such Affected Property and the new loan secured by such Affected Property and evidenced by the New Note shall be in an amount equal to such Allocated Loan Amount. Subsequent to the release of the Affected Property from the lien of the Loan pursuant to this Section, the balances of the components of the Loan shall be the same as they would have been had a prepayment occurred in an amount equal to the Allocated Loan Amount of the Affected Property.

Section VIII.27.    Multiple Borrower Provisions.

(a)    References. All references to “Borrower” in this Agreement shall be deemed to refer to one or more Borrowers (each, an “Individual Borrower”) as the context requires_ It is the intent of the parties hereto in making any determination under the Loan Documents (including, without limitation, in determining whether (a) a breach of a representation, warranty or a covenant has occurred, (b) there has occurred an Event of Default, and (c) an event has occurred which would create recourse obligations under Article VI hereof) that any breach, occurrence or event with respect to any Individual Borrower shall be deemed to be a breach, occurrence or event with respect to all Individual Borrowers, and that all Individual Borrowers need not have been involved with or be the subject of such breach, occurrence or event in order for the same to be deemed such a breach, occurrence or event with respect to every Individual Borrower and the Loan.

(b)    Joint and Several Liability. Each Individual Borrower shall be jointly and severally liable for payment of the Debt and performance of all other obligations of all Borrowers (or any of them) under this Agreement and any other Loan Document, and the making

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of each of the representations, warranties, covenants and obligations under the Loan Document by Borrower.

(c)    Contribution. Each Individual Borrower will benefit, directly and indirectly, from each Individual Borrower’s obligation to pay the Debt and perform its obligations under the Loan Documents. In consideration therefor, Individual Borrowers desire to enter into an allocation and contribution agreement among themselves as set forth in this Section 8.27 to allocate such benefits among themselves and to provide a fair and equitable agreement to make contributions among each of the Individual Borrowers in the event any payment is made by any Individual Borrower hereunder to Administrative Agent (any such payment a “Contribution”). In order to provide for a fair and equitable contribution among Individual Borrowers in the event that any Contribution is made by an Individual Borrower (a “Funding Borrower”) such Funding Borrower shall be entitled to a reimbursement Contribution (“Reimbursement Contribution”) from all other Individual Borrowers for all payments, damages and expenses incurred by such Funding Borrower in discharging any of the Debt, in the manner and to the extent set forth in this Section 8.27. Each Individual Borrower shall be liable to a Funding Borrower in an amount equal to the greater of (i) (A) the ratio of the Benefit Amount (as defined below) of such Individual Borrower to the total amount of Debt, multiplied by (B) the amount of the Debt paid by such Funding Borrower, and (ii) ninety-five percent (95%) of the excess of (A) the fair saleable value of such Individual Borrower’s interest in the Property and the other collateral for the Loan, over (B) the total liabilities of such Individual Borrower (including the maximum amount reasonably expected to become due in respect of contingent liabilities) determined as of the date on which the payment made by a Funding Borrower is deemed made for purposes hereof (giving effect to all payments made by other Funding Borrowers as of such date in a manner to maximize the amount of such Contributions). For purposes hereof, the “Benefit Amount” of any Individual Borrower as of any date of determination shall be the net value of the benefits to such Individual Borrower and its Affiliates from extensions of credit made by Lender to (1) such Individual Borrower and (2) the other Individual Borrowers hereunder and the other Loan Document. In addition:

(i)    If at any time there exists more than one Funding Borrower with respect to any Contribution (in any such case, the “Applicable Contribution”), then Reimbursement Contributions from other Individual Borrowers shall be allocated among such Funding Borrowers in proportion to the total amount of the Contribution made for or on account of the other Individual Borrowers by each such Funding Borrower pursuant to the Applicable Contribution. If at any time any Individual Borrower pays an amount hereunder in excess of the amount calculated pursuant to this Section 8.27 such Individual Borrower shall be deemed to be a Funding Borrower to the extent of such excess and shall be entitled to a Reimbursement Contribution from the other Individual Borrowers in accordance with the provisions of this Section.

(ii)    Each Individual Borrower acknowledges that the right to Reimbursement Contribution hereunder shall constitute an asset in favor of such Individual Borrower to which such Reimbursement Contribution is owing.

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(iii)    No Reimbursement Contribution payments payable by an Individual Borrower pursuant to the terms of this Section 8.27 shall be paid until all amounts then due and payable by all of Individual Borrowers to Administrative Agent, pursuant to the terms of the Loan Documents, are paid in full. Nothing contained in this Section 8.27 shall limit or affect the Debt of any Individual Borrower to Administrative Agent or Lender under the Note or any other Loan Documents.

(iv)    Any indebtedness of a Borrower now or hereafter owed to any other Borrower (the “Surety”) is hereby subordinated to the Obligations owed to Administrative Agent and Lender under the Loan Documents. Upon the occurrence and during the continuance of an Event of Default, if Administrative Agent so requests, any such indebtedness of a Borrower now or hereafter owed to any Surety shall be collected, enforced and received by such Surety as trustee for Administrative Agent and shall be paid over to Administrative Agent in kind on account of the Obligations, but without reducing or affecting in any manner the obligations of such Surety under the other provisions of this Agreement. Upon the occurrence and during the continuance of an Event of Default, should such Surety fail to collect or enforce any such indebtedness of a Borrower now or hereafter owed to such Surety and pay the proceeds thereof to Administrative Agent in accordance with this subsection, Administrative Agent as such Surety’s attorney in fact may do such acts and sign such documents in such Surety’s name as Administrative Agent considers necessary or desirable to effect such collection, enforcement and/or payment. Until the Obligations shall have been paid and performed in full, all the rights, privileges, powers and remedies granted to Administrative Agent hereunder shall continue to exist and may be exercised by Administrative Agent at any time and from time to time irrespective of the fact that any of the Obligations may have become barred by any statute of limitations. Each Borrower, in its capacity as Surety, expressly waives the benefit of any and all statutes of limitation, and any and all laws providing for exemption of property from execution or for evaluation and appraisal upon foreclosure, to the maximum extent permitted by applicable Legal Requirements.

(v)    Each Borrower, in its capacity as a Surety, acknowledges that the obligations undertaken herein involve the payment of obligations of persons or entities other than such Surety and, in full recognition of that fact, consents and agrees (and waives any right to object) that Administrative Agent may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof, in accordance with the terms of the Loan Documents: (A) supplement, modify, amend, extend, renew, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof, including any increase or decrease of the rate(s) of interest thereon; (B) supplement, modify, amend or waive, or enter into or give any agreement, approval or consent with respect to, the Obligations or any part thereof, or any of the Loan Documents to which such Surety is not a party or any additional security or guaranties, or any condition, covenant, default, remedy, right, representation or term thereof or thereunder; (C) accept new or additional instruments, documents or agreements in exchange for or relative to any of the Loan Documents or the Obligations or any part thereof; (D) accept partial payments on the Obligations; (E) receive and hold additional security or guaranties for the Obligations or any part thereof; (F) release, reconvey, terminate, waive, abandon, fail to perfect, subordinate, exchange, substitute,

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transfer and/or enforce any security or guaranties, and apply any security and direct the order or manner of sale thereof as Administrative Agent in its sole and absolute discretion may determine; (G) release any party from any personal liability with respect to the Obligations or any part thereof; (H) settle, release on terms satisfactory to Administrative Agent or by operation of applicable Legal Requirements or otherwise liquidate or enforce any Obligations and any security or guaranty therefor in any manner, consent to the transfer of any security and bid and purchase at any sale; and/or (I) consent to the merger, change or any other restructuring or termination of the entity existence of other Borrowers or any other party, and correspondingly restructure the Obligations, and any such merger, change, restructuring or termination shall not affect the liability of any Borrower or the continuing effectiveness hereof, or the enforceability hereof with respect to all or any part of the Obligations.

(vi)    In the event, on account of the Bankruptcy Reform Act of 1978, as amended, the Uniform Fraudulent Conveyance Act, or any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, including, without limitation, Section 548 of the Bankruptcy Code and any state fraudulent transfer or fraudulent conveyance act or statute applied in such proceeding, whether by virtue of Section 544 of the Bankruptcy Code or otherwise (collectively, “Bankruptcy Laws’’), now or hereafter in effect, which may be or become applicable, any Borrower shall be relieved of or fail to incur any debt, obligation or liability as provided herein or in any other Loan Documents to which such Borrower is a party, the other Borrowers shall nevertheless be fully liable therefor. Each Borrower, Lender and Administrative Agent hereby confirm that it is the intention of all parties hereto that the obligations of each Borrower hereunder, under each Security Instrument, and each other Loan Documents not constitute a fraudulent transfer or fraudulent conveyance for the purposes of any Bankruptcy Laws (a “Fraudulent Conveyance”). To give effect to the foregoing intention of the parties, each of such parties hereby irrevocably agrees that the obligations of each Borrower to Administrative Agent and Lender shall at all times be limited to (but shall not be less than) such maximum amount as will, after giving effect to the maximum amount of such obligations and all other liabilities (whether contingent or otherwise) of such Borrower that are relevant under such Bankruptcy Laws, result in the obligations of such Borrower not constituting a Fraudulent Conveyance as of the date of execution and delivery of this Agreement and the other documents contemplated hereby (provided, however, that the foregoing shall not in any way limit the obligations of any Borrower to Administrative Agent and Lender pursuant to the Loan Documents in effect prior to the Effective Date). The provisions of this clause (vi) are intended solely to preserve the rights of Administrative Agent and Lender hereunder to the maximum extent that would not cause the obligations of any Borrower hereunder to be subject to avoidance as a Fraudulent Conveyance, and no Borrower or any other Person shall have any right or claim under this clause (vi) as against Administrative Agent or Lender that would not otherwise be available to such Person under Bankruptcy Laws.

(vii)    Each Borrower warrants and agrees that each of the waivers and consents set forth herein are made with full knowledge of their significance and consequences, with the understanding that events giving rise to any defense or right waived may diminish, destroy or otherwise adversely affect rights which such Borrower otherwise may have against other Borrowers, Lender, Administrative Agent or others, or against any collateral, and that, under the

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circumstances, the waivers and consents herein given are reasonable and not contrary to public policy or law. Each Borrower acknowledges that it has either consulted with legal counsel regarding the effect of this Agreement and the waivers and consents set forth herein, or has made an informed decision not to do so.

(d)    Additional Waivers. Each Individual Borrower waives, to the extent permitted by applicable Legal Requirements:

(i)    any right to require Administrative Agent to proceed against any other Individual Borrower or any other person or to proceed against or exhaust any security held by Administrative Agent at any time or to pursue any other remedy in Administrative Agent’s power before proceeding against such Individual Borrower;

(ii)    any defense or rights based upon or arising out of: (A) any legal disability or other defense of any other Individual Borrower, any guarantor of any other person or by reason of the cessation or limitation of the liability of any other Individual Borrower or any guarantor from any cause other than full payment of all sums payable under the Note and the other Loan Documents; (B) any lack of authority of the officers, directors, partners or agents acting or purporting to act on behalf of any other Individual Borrower or any principal of any other Individual Borrower or any defect in the formation of any other Individual Borrower or any principal of any other Individual Borrower; (C) any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in any other respects more burdensome than that of a principal; (D) any failure by Administrative Agent and/or Lender to obtain collateral for the Debt or failure by Administrative Agent and/or Lender to perfect a lien on the Property (or any portion thereof); (E) presentment, demand, protest and notice of any kind; (F) any failure of Administrative Agent and/or Lender to give notice of sale or other disposition of the Property (or any portion thereof) to any other Individual Borrower or to any other Person or any defect in any notice that may be given in connection with any such sale or disposition; (G) any failure of Administrative Agent and/or Lender to comply with applicable Legal Requirements in connection with the sale or other disposition of the Property (or any portion thereof), including any failure of Administrative Agent and/or Lender to conduct a commercially reasonable sale or other disposition of the Property (or any portion thereof); (H) any use of cash collateral under Section 363 of the Federal Bankruptcy Code, and any defense based upon any election by Administrative Agent and/or Lender, in any bankruptcy proceeding, of the application or non-application of Section 1111(6)(2) of the Bankruptcy Code or any successor statute; (I) any agreement or stipulation entered into by Administrative Agent and/or Lender with respect to the provision of adequate protection in any bankruptcy proceeding; (J) any borrowing or any grant of a security interest under Section 364 of the Federal Bankruptcy Code; (K) the avoidance of any security interest in favor of Administrative Agent and/or Lender for any reason; (L) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding, including any discharge of, or bar or stay against collecting, all or any of the obligations evidenced by the Note or owing under any of the Loan Documents; (M) such Individual Borrower’s, or any other party’s, resignation of the portion of any obligation secured by the Security Instrument to be satisfied by any payment from any other Individual Borrower or any such party; or (N) an election of remedies by Administrative Agent

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and/or Lender even though the election of remedies, such as non-judicial foreclosure with respect to security for the Loan or any other amounts owing under the Loan Documents, has destroyed such Individual Borrower’s rights of subrogation and reimbursement against any other Individual Borrower; and

(iii)    except as may be expressly and specifically permitted herein, any claim or other right which such Individual Borrower might now have or hereafter acquire against any other Individual Borrower or any other person that arises from the existence or performance of any obligations under the Note or the other Loan Documents, including any of the following: (A) any right of subrogation, reimbursement, exoneration, contribution, or indemnification; or (B) any right to participate in any claim or remedy of Administrative Agent and/or Lender against any other Individual Borrower or any collateral security therefor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law.

(NO FURTHER TEXT ON THIS PAGE; SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

2325 STEMMONS TRS, INC., a Delaware corporation

By: /s/Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

2325 STEMMONS HOTEL PARTNERS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE ADDISON, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE ADDISON TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE PLANO, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE PLANO TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE LAS COLINAS, LLC, a Delaware limited liability company

By:/s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

HCRE LAS COLINAS TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

NHT SP, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

NHT SP TRS, LLC, a Delaware limited liability company

By: /s/ Matt McGraner

Name:    Matt McGraner

Title:    Authorized Signatory

[Signatures Continued on Next Page]

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ADMINISTRATIVE AGENT:

ACORE CAPITAL MORTGAGE, LP, a Delaware limited partnership, in its capacity as administrative agent for and on behalf of the Lenders

By:     ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Steven A. Rivers

Name:     Steven A. Rivers

Title:     Authorized Signatory

INITIAL LENDER:

DELPHI CRE FUNDING LLC, a Delaware limited liability company

By    ACORE Capital Mortgage, LP, a Delaware limited partnership, its authorized agent

By:    ACORE Capital Mortgage GP, LLC, a Delaware limited liability company, its general partner

By: /s/ Steven A. Rivers

Name:     Steven A. Rivers

Title:     Authorized Signatory

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SCHEDULE III

Definition of “Special Purpose Entity” and Related Defined Terms

“Special Purpose Entity” means a Person, other than an individual, which, since the date of its formation and at all times prior to, on and after the date thereof, has complied with and shall at all times comply with the following requirements:

(a)    was, is and will be formed solely for the purpose of acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, financing, managing and operating the Property, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing;

(e)    has not been, is not, and will not be engaged in any business unrelated to acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, financing managing and operating the Property, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing;

(f)    has not had, does not have and will not have any assets other than those related to the Property;

(g)    has not engaged in, sought or consented to, and will, to the fullest extent permitted by law, not engage in, seek or consent to, (i) any dissolution, winding up, liquidation, consolidation, merger, or sale of all or substantially all of its assets, (ii) except as permitted under the terms of this Agreement, any transfer of partnership or membership interests (if such entity is a general partner in a limited partnership or a member in a limited liability company), or (iii) any amendment of its limited partnership agreement, articles of incorporation, articles of organization, certificate of formation or operating agreement (as applicable) with respect to the matters set forth in this definition without the written consent of Administrative Agent, which with respect to matters not related to its status as a Special Purpose Entity, will not be unreasonably withheld;

(h)    has been, is, and intends to remain solvent and has paid and intends to continue to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same have or shall become due, including any applicable cure periods, and has maintained, is currently maintaining and will endeavor to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; provided however the foregoing shall not require any owner of Borrower to make any additional capital contribution;

(i)    has not failed, and will not fail, to correct any known material misunderstanding regarding the separate identity of such entity;

(j)    has maintained and will maintain its accounts, financial statements, books, and records separate from any other Person and has not permitted, and will not permit, its assets to be listed as assets on the financial statement of any other entity except as required by the Approved

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Accounting Method (provided however, that Borrower’s assets may be included in a consolidated financial statement of its Affiliates provided that (i) appropriate notation shall he made on such consolidated Financial statements to indicate the separateness of Borrower and such Affiliates and to indicate that Borrower’s assets and credit are not available to satisfy the debts and other obligations of such Affiliates or any other Person, and (ii) such assets shall be listed on Borrowers own separate balance sheet);

(k)    has filed and will file its own tax returns, except to the extent that it (i) has been or is required to file consolidated tax returns by law or (ii) is treated as a disregarded entity for federal or state tax purposes;

(l)    other than as provided in this Agreement, (i) has not commingled, and will not commingle, its funds or assets with those of any other Person and (ii) has not participated and will not participate in any cash management system with any other Person;

(m)    has held and will hold its assets in its own name;

(n)    has maintained and will maintain an arm’s-length relationship with its Affiliates;

(o)    has paid and will pay its own liabilities and expenses, including the salaries of its own employees (if any), out of its own funds and assets, and has maintained and will maintain a sufficient number of employees (if any) in light of its contemplated business operations; provided, however. the foregoing shall not require any owner of Borrower to make any additional capital contributions;

(p)    has observed and will observe in all material respects all partnership, corporate or limited liability company formalities, as applicable;

(q)    has not had, and will not have any Indebtedness other than Permitted Indebtedness;

(r)    except in connection with the Loan Documents, has not assumed or guaranteed or become obligated for, and will not assume or guarantee or become obligated for, the debts of any other Person and has not held out and will not hold out its credit as being available to satisfy the obligations of any other Person except as permitted pursuant to this Agreement;

(s)    has not acquired and will not acquire obligations or securities of its partners, members or shareholders or any other Affiliate;

(t)    has allocated and will allocate, fairly and reasonably, any overhead expenses that are shared with any Affiliate, including paying for shared office space and services performed by any employee of an Affiliate;

(u)    has maintained and used, now maintains and uses, and will maintain and use, separate stationery, invoices and checks bearing its name, and all stationery, invoices, and checks utilized by such Person or utilized to collect its funds or pay its expenses have borne and shall

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bear its own name and have not home and shall not bear the name of any other entity unless such entity is clearly designated as being such Person’s agent;

(v)    has not pledged and will not pledge its assets for the benefit of any other Person other than Administrative Agent in connection with the Loan;

(w)    has conducted and will conduct its business in its name or in a name franchised or licensed to it by an entity other than an Affiliate of Borrower, and has held itself out and identified itself, and will hold itself out and identify itself, as a separate and distinct entity under its own name or in a name franchised or licensed to it by an entity other than an Affiliate of Borrower and not as a division or part of any other Person, except in each case for services rendered under a business management services agreement with an Affiliate that complies with the terms contained in Subsection (x) below, so long as the manager, or equivalent thereof, under such business management services agreement holds itself out as an agent of Borrower;

(x)    has maintained and will maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(y)    has not made and will not make loans to any Person or hold evidence of Indebtedness issued by any other Person or entity (other than cash and investment-grade securities issued by an entity that is not an Affiliate of or subject to common ownership with such entity) except that Borrower, from time to time in the ordinary course of business, may agree with tenants under Leases of all or any portion of the Property to make certain tenant improvement allowances available to such tenants;

(z)    has not identified and will not identify its constituent partners, members or shareholders (as applicable), or any Affiliate of any of them, as a division or part of it, and has not identified itself, and shall not identify itself’, as a division of any other Person;

(aa)    has not entered into or been a party to, and will not enter into or be a party to, any transaction with its partners, members, shareholders or Affiliates except (i) in the ordinary course of its business and on terms which are intrinsically fair, commercially reasonable and are no less favorable to it than would be obtained in a comparable arm’s-length transaction with an unrelated third party, and (ii) in connection with this Agreement;

(ab)    has not had and will not have any obligation to indemnify, and has not indemnified and will not indemnify, its partners, officers, directors, managers or members, as the case may be, unless such an obligation was and is fully subordinated to the Obligations and will not constitute a claim against such Person in the event that cash flow in excess of the amount required to pay the Obligations is insufficient to pay such obligation;

(ac)    except as provided in the Loan Documents does not and will not have any of obligations guaranteed by any Affiliate;

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(ad)    has been, now is, and will be a limited liability company formed under the laws of the State of Delaware that will have an operating agreement which provides that as long as any portion of the Debt remains outstanding: (i) the company shall have at least two (2) Independent Managers that shall be a duly-appointed “manager” of the limited liability company within the meaning of Section 18-101(10) of the Delaware Limited Liability Company Act (the “Act”), and the limited liability company shall not take any Bankruptcy Action (or to collude with, or otherwise assist, solicit, or cause to be solicited an involuntary Bankruptcy Action) unless (A) such Bankruptcy Action is approved by the prior unanimous written consent of all members and managers thereof (including any Independent Manager), and (B) at the time of such action such limited liability company has at least two (2) managers, each of which is an Independent Manager (provided however the managers shall only have the rights and duties expressly set forth in the limited liability company agreement); (ii) upon the occurrence of any event that causes the last member of the limited liability company to cease to be a member of such limited liability company (other than upon an assignment by such member of all of its limited liability company interest in such limited liability company and the admission of the transferee in accordance with the limited liability company agreement), (A) the person(s) acting as Independent Manager(s) of such limited liability company shall, without any action of any Person and simultaneously with such member ceasing to be a member of such limited liability company, automatically be admitted as the “Special Member” (an Independent Manager in such capacity a “Special Member”) and shall preserve and continue the existence of such limited liability company without dissolution, and (B) without limiting the provisions of clause (A), upon the occurrence of any event that causes the last remaining member of the limited liability company to cease to be a member of the limited liability company or that causes the sole member to cease to be a member of the limited liability company (other than upon continuation of the limited liability company without dissolution upon an assignment by the member of all of its limited liability company interest in the limited liability company and the admission of the transferee in accordance with the limited liability company agreement), to the fullest extent permitted by law, the personal representative of such member shall be authorized to, and shall, within ninety (90) days after the occurrence of the event that terminated the continued membership of such member in such limited liability company, agree in writing to continue the limited liability company without dissolution and to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute member of such limited liability company, effective as of the occurrence of the event that terminated the continued membership of such member in such limited liability company; (iii) no Special Member may resign or transfer its rights as Special Member unless (A) a successor Special Member has been admitted to such limited liability company as a Special Member, and (B) such successor Special Member has also accepted its appointment as an Independent Manager and executed a counterpart to the limited liability company agreement; provided, however, the Special Member shall automatically cease to be a member of the limited liability company upon the admission to the limited liability company of a substitute member; (iv) the Special Member shall be a member of the limited liability company that has no interest in the profits, losses and capital of the limited liability company and has no right to receive any distributions of limited liability company assets; pursuant to Section 18-301 of the Act, a Special Member shall not be required to make any capital contributions to the limited liability company and shall not receive a limited liability company interest in the limited liability company; (v) a Special Member, in its capacity as

SCHEDULE III, Definition of "Special Purpose Entity" and Related Defined Terms - Page 4

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Special Member, may not bind the limited liability company; (vi) except as required by any mandatory provision of the Act, a Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the limited liability company, including the merger, consolidation or conversion of the limited liability company; (vii) in order to implement the admission to the limited liability company of each Special Member, each Person acting as an Independent Manager shall execute a counterpart to the limited liability company agreement; (viii) prior to its admission to the limited liability company as Special Member, each Person acting as an Independent Manager shall not be a member of the limited liability company; (ix) such limited liability company shall be dissolved, and its affairs shall be wound up only upon the first to occur of the following (but subject to clause (ii) above): (A) the termination of the legal existence of the last remaining member of such limited liability company or the occurrence of any other event which terminates the continued membership of the last remaining member of such limited liability company in such limited liability company unless the business of such limited liability company is continued in a manner permitted by its limited liability company agreement or the Act, or (B) the entry of a decree of judicial dissolution of the limited liability company under Section 18-802 of the Act; (x) neither the bankruptcy of any member of the limited liability company or the Special Member shalt cause such member or Special Member, respectively, to cease to be a member of such limited liability company and upon the occurrence of such an event, the business of such limited liability company shall continue without dissolution; (xi) in the event of dissolution of such limited liability company, such limited liability company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of such limited liability company in an orderly manner), and the assets of such limited liability company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act; and (xii) to the fullest extent permitted by law, except as otherwise expressly provided in the limited liability company agreement, each member of the limited liability company and the Special Members shall irrevocably waive any right or power that they might have to cause such limited liability company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of such limited liability company, to compel any sale of all or any portion of the assets of such limited liability company pursuant to any applicable Legal Requirements or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of such limited liability company;

(ae)    the organizational documents of such entity shall further provide that: (i) such entity shall not be permitted take any action which, under the terms of any organizational documents of such entity, requires a unanimous written consent of the board of directors or managers of such entity unless at the time of such action there shall be at least two (2) Independent Directors or Independent Managers serving in such capacity as required by the terms hereof; (ii) no Independent Director or Independent Manager may be removed or replaced except for Cause; (iii) any resignation, removal or replacement of any Independent Director or Independent Manager shall not be effective without five (5) Business Days prior written notice to Administrative Agent accompanied by a statement as to the reasons for such removal, the identity of the proposed replacement Independent Director or Independent Manager, and a certificate that the replacement Independent Director or Independent Manager satisfies the applicable terms and conditions of the definition of “Independent Director/Independent

SCHEDULE III, Definition of "Special Purpose Entity" and Related Defined Terms - Page 5

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Manager”; (iv) to the fullest extent permitted by applicable Legal Requirements, including Section 18-1101(c) of the Act and notwithstanding any duty otherwise existing at law or in equity, the Independent Director(s) or Independent Manager(s) shall consider only the interests of the constituent owners of such entity and such entity (including such entity’s creditors) in acting or otherwise voting on a Bankruptcy Action (which such fiduciary duties to the owners of such entity and such entity’s creditors, in each case, shall be deemed to apply solely to the extent of their respective economic interests in such entity exclusive of (A) all other interests, (B) the interests of other affiliates of the owners of such entity and such entity, and (C) the interests of any group of affiliates of which the owners of such entity or such entity is a part); (v) other than as provided in clause (iv) above, to the fullest extent permitted by law the Independent Director(s) or Independent Manager(s) shall not have any fiduciary duties to any owners of such entity, any directors of such entity, or any other Person; (vi) the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing under applicable Legal Requirements; and (vii) to the fullest extent permitted by applicable Legal Requirements, including Section 18-1101(e) of the Act, an Independent Director or Independent Manager shall not be liable to such entity, any owners of such entity, or any other Person bound by the limited liability company agreement for breach of contract or breach of duties (including fiduciary duties), unless the Independent Director or Independent Manager acted in bad faith or engaged in willful misconduct;

(af)    has complied and will comply with all of the material terms and provisions contained in its organizational documents;

(ag)    the statement of facts contained in its organizational documents are true and correct and will remain true and correct;

(ah)    has and will have an express acknowledgment in its organizational documents that Administrative Agent is an intended third-party beneficiary of the “special purpose/separateness/bankruptcy remote” provisions (as applicable) of such organizational documents; and

(ai)    has not and will not consent to any other Person (i) operating its business in the name of such Special Purpose Entity, (ii) acting in the name of such Special Purpose Entity, (iii) using such Special Purpose Entity’s stationery or business forms, (iv) holding out its credit as being available to satisfy the obligations of such Special Purpose Entity, (v) having contractual liability for the payment of any of the liabilities of such Special Purpose Entity (except pursuant to the limited extent provided under the Loan Documents), or (vi) failing to at all times specify to all relevant third parties that it is acting in a capacity other than as the applicable Special Purpose Entity.

“Cause” means, with respect to an Independent Director or Independent Manager, (a) acts or omissions by such Person that constitute willful disregard of such Person’s duties under the applicable agreements, (b) that such Person has engaged in or has been charged with, or has been convicted of, fraud or other acts constituting a crime under any law applicable to such Person, that such Independent Director or Independent Manager is unable to perform his or her duties as an Independent Director or Independent Manager due to death, disability, or incapacity, that such Independent Director or Independent Manager no longer meets the definition of “Independent

SCHEDULE III, Definition of "Special Purpose Entity" and Related Defined Terms - Page 6

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Director” or “Independent Manager” or (c) that the fees charged by such Person are materially more than is otherwise customary in the market.

“Independent Director” or “Independent Manager” means, of any Special Purpose Entity, or if such Special Purpose Entity is a limited partnership, the general partner of such Special Purpose Entity, an individual who has prior experience as an independent director, independent manager or independent member with at least three years of employment experience and who is provided by CT Corporation, Corporation Service Company, National Registered Agents, Inc. (or its affiliate NRAI Entity Services, LLC), Wilmington Trust Company, Stewart Management Company, Lord Securities Corporation or, if none of those companies is then providing professional Independent Directors or Independent Managers, another nationally-recognized company approved by Administrative Agent, in each case that is not an Affiliate of the Borrower Parties and that provides professional Independent Directors and Independent Managers and other corporate services in the ordinary course of its business, and which individual is duly appointed as an Independent Manager or Independent Director, or as a member of the board of directors or board of managers of such corporation or limited liability company, as applicable, and for the five-year period prior to his or her appointment as an Independent Director has not been and during the continuation of his or her serving as an Independent Director will not be, any of the following:

(a)    a member (other than a Special Member), manager, director, trustee, officer, employee, attorney, or counsel of any of the Borrower Parties or their Affiliates (provided that such person may be an Independent Director or Independent Manager of Borrower as long as they are not a member, manager, director, trustee, officer, employee, attorney, or counsel of any other Borrower Party or Affiliate of a Borrower Party, except that a Person who otherwise satisfies the definition of Independent Director or Independent Manager other than this subparagraph (a) by reason of being the independent director or independent manager of a “special purpose entity” that is an Affiliate of Borrower shall not be disqualified from serving as an Independent Director or Independent Manager of Borrower if such Person is either (i) a professional Independent Director or Independent Manager or (ii) the fees that such individual earns from serving as independent director or independent manager of Affiliates of Borrower in any given year constitute in the aggregate less than five percent (5%) of such individual’s annual income for that year);

(aj)    a creditor, customer, supplier, service provider (including provider of professional services) or other Person who derives any of its purchases or revenues from its activities with any Borrower Party or any Affiliate of a Borrower Party (other than an Independent Manager or Independent Director provided by a nationally-recognized company that routinely provides professional Independent Directors or Independent Managers and other corporate services to any Borrower Party or any Affiliate of a Borrower Party in the ordinary course of business);

(ak)    a direct or indirect legal or beneficial owner in any Borrower Party or any Affiliate of a Borrower Party;

(al)    a member of the immediate family of any member, manager, employee, attorney, customer, supplier or other Person referred to above; and

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(am)    a Person Controlling or under the common Control of anyone listed in (a) through (d) above.

SCHEDULE III, Definition of "Special Purpose Entity" and Related Defined Terms - Page 8

I-1799

Exhibit 10.9

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND LAWS.

FORM OF CONVERTIBLE PROMISSORY NOTE

U.S. $_____    __________, 20__

FOR VALUE RECEIVED, NHT OPERATING PARTNERSHIP, LLC, having an address at 300 Crescent Court, Suite 700, Dallas, Texas 75201 (the “Maker”), hereby promises to pay to the order of __________ (“Holder”), at its address at __________ or such other address as it may designate, the principal sum of __________ DOLLARS ($____), and interest from the date hereof on the balance of principal from time to time outstanding, in United States currency, at the rates and at the times hereinafter described.

1.        Interest. The principal amount hereof outstanding from time to time shall bear interest until paid in full at the Note Rate. Interest at the Note Rate shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

2.        Maximum Lawful Rate. It is the intent of Maker and Holder to conform to and contract in strict compliance with applicable usury law from time to time in effect. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the rate of interest taken, reserved, contracted for, charged or received under this Note and the other Loan Documents exceed the highest lawful interest rate permitted under applicable law. If Holder shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the highest lawful interest rate permitted under applicable law, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loan in the inverse order of its maturity and not to the payment of interest, or refunded to the Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of the Loan so that the amount of interest on account of such obligation does not exceed the maximum permitted by applicable law. As used in this Section, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future. of the month during which the Loan was made or most recently continued and (b) the Maturity Date.

3.        Note Rate. “Note Rate” means a rate per annum equal to ______ percent (__)%.

4.        Interest Period. “Interest Period” shall mean the period beginning on the date first set forth above (the “Note Date”) and ending on the Maturity Date.

I-1800

5.        Payments. Borrower shall make a payment in full of principal and accrued interest on the Maturity Date.

6.        Maturity Date. The indebtedness evidenced hereby shall mature on ________, 20__ (the “Maturity Date”). On the Maturity Date, the entire outstanding principal balance hereof, together with accrued and unpaid interest and all other sums evidenced by this Note, shall, if not sooner paid, become due and payable.

7.        Conversion.

(a)

Prior to the payment in full of this Note, the Holder may convert all or any part of the outstanding principal and accrued but unpaid interest due hereunder, and all other amounts due and payable to the Holder hereunder or in connection herewith, into Membership Interests (as defined in the Limited Liability Company Agreement of the Maker dated of even date herewith (the “Company Agreement”)) in the Maker (the “Conversion Interest”) as a capital contribution into the Holder’s Capital Account (as defined in the Company Agreement), in an amount equal to the amount so converted.

(b)

The issuance of certificates, if any, for the Conversion Interests upon conversion of this Note shall be made without charge to the Holder hereof for any issuance tax in respect thereof or other cost incurred by the Maker in connection with such conversion and the related issuance of the Conversion Interests. Upon conversion of this Note, the Maker shall take all such actions as are necessary in order to insure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

(c)

The Maker shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. The Maker shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Maker).

8.        General Provisions.

(a)	Maker agrees that the obligation evidenced by this Note is an exempt transaction under the Truth-in-Lending Act, 15 U.S.C. § 1601, et seq.

(b)

This Note and all provisions hereof shall be binding upon Maker and all persons claiming under or through Maker, and shall inure to the benefit of Holder, together with its successors and assigns, including each owner and holder from time to time of this Note.

(c)	Time is of the essence as to all dates set forth herein.

(d)

To the fullest extent permitted by applicable law, Maker agrees that its liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Holder; and Maker consents to any indulgences and all extensions of time, renewals, waivers, or modifications that may be granted by Holder with respect to the payment or other provisions of this Note, and to any substitution, exchange or release of the collateral, or any part thereof, with or without

2

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substitution, and agrees to the addition or release of any makers, endorsers, guarantors, or sureties, all whether primarily or secondarily liable, without notice to Maker and without affecting its liability hereunder.

(e)

To the fullest extent permitted by applicable Law, Maker hereby waives and renounces for itself, its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, or exemption and homestead laws now provided, or which may hereafter be provided, by the laws of the United States and of any state thereof against the enforcement and collection of the obligations evidenced by this Note.

(f)

If this Note is placed in the hands of attorneys for collection or is collected through any legal proceedings, Maker promises and agrees to pay, in addition to the principal, interest and other sums due and payable hereon, all costs of collecting or attempting to collect this Note, including all reasonable attorneys’ fees and disbursements.

(g)

To the fullest extent permitted by applicable law, all parties now or hereafter liable with respect to this Note, whether Maker, principal, surety, guarantor, endorsee or otherwise hereby severally waive presentment for payment, demand, notice of nonpayment or dishonor, protest and notice of protest. No failure to accelerate the indebtedness evidenced hereby, acceptance of a past due amounts following the expiration of any cure period provided by this Note, any Loan Document or applicable law, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State. Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing.

(h)	Irrespective of the place of execution and/or delivery, this Note shall be governed by, and shall be construed in accordance with, the laws of the State of Texas.

[Signature page follows.]

3

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Maker has delivered this Note as of the day and year first set forth above.

MAKER:

NHT OPERATING PARTNERSHIP, LLC

By:

Name:

Title:

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Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Dondero, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2024

/s/ Jim Dondero
Jim Dondero
President
(Principal Executive Officer)

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Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Mitts, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2024

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary
(Principal Financial Officer)

I-1805

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust (the “Company”) for the period ending March 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Jim Dondero, President of the Company, and Brian Mitts, Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 9, 2024	/s/ Jim Dondero
Jim Dondero President (Principal Executive Officer)

Dated: August 9, 2024	/s/ Brian Mitts
Brian Mitts Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary (Principal Financial Officer)

I-1806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________________________________________________

FORM 10-Q

_____________________________________________________________________________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-32921

_____________________________________________________________________________________

NexPoint Diversified Real Estate Trust

(Exact Name of Registrant as Specified in Its Charter)

_____________________________________________________________________________________

Delaware	80-0139099
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Crescent Court, Suite 700, Dallas, Texas (Address of Principal Executive Offices)	75201 (Zip Code)

(214) 276-6300

(Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 10, 2024, the registrant had 39,650,817 common shares, par value $0.001 per share, outstanding.

I-1807

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Form 10-Q

Quarter Ended March 31, 2024

i

I-1808

Cautionary Statement Regarding Forward-Looking Statements

This quarterly report (this "Quarterly Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, our performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this Quarterly Report are based on management’s current beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” "plan," "potential," “estimate,” “project,” "target," “should,” “will,” “would,” “result,” "goal," "could," "future," "continue," "if," the negative version of these words and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•    Unfavorable changes in economic conditions and their effects on the real estate industry generally and our operations and financial condition, including inflation, rising or high interest rates, tightening monetary policy or recession, which may limit our ability to access funding and generate returns for shareholders;

•    Our loans and investments expose us to risks similar to and associated with real estate investments generally;

•    Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us;

•    Risks associated with the ownership of real estate, including dependence on tenants and compliance with laws and regulations related to ownership of real property;

•    Risks associated with our investment in diverse issuers, industries and investment forms and classes, both in real estate and in non-real estate sectors, including common equity, preferred equity, options or other derivatives, short sale contracts, secured loans of securities, reverse repurchase agreements, structured finance securities, below investment grade senior loans, bonds, convertible instruments, joint ventures, and emerging markets;

•    Fluctuations in interest rate and credit spreads, could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments;

•    The use of leverage to finance our investments;

•    Risks associated with our loans and investments in debt instruments including, senior loans, mezzanine loans, collateralized loan obligations ("CLOs"), and structured finance securities;

•    Our loans and investments are concentrated in terms of type of interest, geography, asset types, industry and sponsors and may continue to be so in the future;

•    We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs;

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•    We have limited operating history as a standalone company and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our shareholders;

•    We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of NexPoint Advisors, L.P. (“NexPoint” or our “Sponsor”), members of the NexPoint Real Estate Advisors X, L.P. (our “Adviser”) management team or their affiliates.

•    We are dependent upon our Adviser and its affiliates to conduct our day-to-day operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer;

•    Our Adviser and its affiliates face conflicts of interest, including significant conflicts created by our Adviser’s compensation arrangements with us, including compensation which may be required to be paid to our Adviser if our advisory agreement is terminated, which could result in decisions that are not in the best interests of our shareholders;

•    We pay substantial fees and expenses to our Adviser and its affiliates, which payments increase the risk that you will not earn a profit on your investment;

•    If we fail to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, cash available for distributions to be paid to our shareholders could decrease materially, which would limit our ability to make distributions to our shareholders; and

•    Any other risks included under Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2024.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this Quarterly Report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by law.

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)

	March 31, 2024 (Unaudited)	December 31, 2023

ASSETS
Consolidated Real Estate Investments
Land	$47,708	$47,708
Buildings and improvements	206,546	206,213
Intangible lease assets	10,979	10,979
Construction in progress	19,993	19,177
Furniture, fixtures, and equipment	362	362
Total Gross Consolidated Real Estate Investments	285,588	284,439
Accumulated depreciation and amortization	(23,172)	(20,525)
Total Net Consolidated Real Estate Investments	262,416	263,914
Investments, at fair value ($519,108 and $533,065 with related parties, respectively)	669,535	691,238
Equity method investments ($7,002 and $7,079 with related parties, respectively)	63,531	66,263
Cash and cash equivalents	20,173	20,608
Restricted cash	33,516	32,561
Accounts receivable, net	1,796	4,347
Prepaid and other assets	12,594	10,431
Accrued interest and dividends	8,084	6,078
Deferred tax asset, net	2,905	2,896
TOTAL ASSETS	$1,074,550	$1,098,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgages payable, net	$141,379	$142,186
Notes payable, net ($20,000 and $20,000 with related party, respectively)	52,291	52,919
Prime brokerage borrowing	1,441	1,782
Accounts payable and other accrued liabilities	7,090	8,633
Income tax payable	1,527	356
Accrued real estate taxes payable	1,018	231
Accrued interest payable	1,374	1,398
Security deposit liability	415	422
Prepaid rents	718	768
Intangible lease liabilities, net	4,274	4,567
Total Liabilities	$211,527	$213,262

Shareholders' Equity:

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	March 31, 2024 (Unaudited)	December 31, 2023
Preferred shares, $0.001 par value: 4,800,000 shares authorized; 3,359,593 shares issued and outstanding	3	3
Common shares, $0.001 par value: unlimited shares authorized; 39,301,419 and 38,389,600 shares issued and outstanding, respectively	39	38
Additional paid-in capital	1,018,136	1,011,613
Accumulated earnings (loss)	(155,155)	(126,580)
Total Shareholders' Equity	863,023	885,074
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,074,550	$1,098,336

See Notes to Consolidated Financial Statements

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I-1812

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2024	2023
Revenues
Rental income	$4,047	$4,720
Interest income ($482 and $625 with related parties, respectively)	1,682	2,018
Dividend income ($6,905 and $6,426 with related parties, respectively)	7,049	8,119
Other income	27	9
Total revenues	12,805	14,866
Expenses
Property operating expenses	1,577	1,506
Property management fees	176	171
Real estate taxes and insurance	1,239	1,357
Advisory and administrative fees	3,246	3,578
Property general and administrative expenses	667	743
Corporate general and administrative expenses	2,835	1,496
Conversion expenses	—	163
Depreciation and amortization	2,796	3,524
Total expenses	12,536	12,538
Operating income (loss)	269	2,328
Interest expense	(4,531)	(3,462)
Equity in income (losses) of unconsolidated equity method ventures ($214 and $213 with related parties, respectively)	(1,154)	(76)
Change in unrealized gains (losses) ($(15,676) and $(16,008) with related parties, respectively)	6,290	(18,640)
Realized gains (losses)	(21,872)	1,135
Net income (loss) before income taxes	(20,998)	(18,715)
Income tax expense	(550)	(806)
Net income (loss)	(21,548)	(19,521)
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)
Net income (loss) attributable to common shareholders	$(22,703)	$(20,676)

Weighted average common shares outstanding - basic	38,572	37,172
Weighted average common shares outstanding - diluted	38,572	37,172

Earnings (loss) per share - basic	$(0.59)	$(0.56)
Earnings (loss) per share - diluted	$(0.59)	$(0.56)

See Notes to Consolidated Financial Statements

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I-1813

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended March 31, 2024	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, December 31, 2023	3,359,593	$3	38,389,600	$38	$1,011,613	$(126,580)	$885,074
Stock-based compensation expense	—	—	—	—	547	—	547
Shares issued to Adviser for admin and advisory fees	—	—	169,921	—	1,351	—	1,351
Net loss attributable to common shareholders	—	—	—	—	—	(22,703)	(22,703)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	1,155
Common share dividends declared ($0.15 per share)	—	—	741,898	1	4,625	(5,872)	(1,246)
Preferred share dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	(1,155)
Balances, March 31, 2024	3,359,593	$3	39,301,419	$39	$1,018,136	$(155,155)	$863,023

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Shares		Common Shares
Three Months Ended March 31, 2023	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Loss)	Total
Balances, December 31, 2022	3,359,593	$3	37,171,807	$37	$999,845	$17,947	$1,017,832
Net loss attributable to common shareholders	—	—	—	—	—	(20,676)	(20,676)
Net income attributable to preferred shareholders	—	—	—	—	—	1,155	1,155
Common share dividends declared ($0.15 per share)	—	—	—	—	—	(5,575)	(5,575)
Preferred share dividends declared ($0.34375 per share)	—	—	—	—	—	(1,155)	(1,155)
Balances, March 31, 2023	3,359,593	$3	37,171,807	$37	$999,845	$(8,304)	$991,581

See Notes to Consolidated Financial Statements

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I-1815

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net loss	$(21,548)	$(19,521)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,796	3,524
Amortization of intangible lease assets and liabilities	(257)	(371)
Amortization of deferred financing costs	271	474
Paid-in-kind interest ($(1,296) and $0 with related parties, respectively)	(2,356)	(1,008)
Proceeds from paid-in-kind interest on paydowns or sales from investments	2,271	—
Realized (gain) loss	21,872	(1,135)
Net change in unrealized (gain) loss on investments held at fair value ($15,676 and $16,009 with related parties, respectively)	(6,290)	18,640
Equity in (income) losses of unconsolidated ventures ($(214) and $213 with related parties, respectively)	1,154	76
Distributions of earnings from unconsolidated ventures ($292 and $195 with related parties, respectively)	1,578	727
Stock-based compensation expense	547	—
Cash paid for life settlement premiums	—	(1,266)
Equity security dividends reinvested ($(2,082) and $0 with related parties, respectively)	(2,154)	—
Deferred tax benefit	(9)	(116)
Changes in operating assets and liabilities, net of effects of acquisitions:
Income tax payable	1,171	921
Real estate taxes payable	787	877
Operating assets	(1,920)	476
Operating liabilities	(468)	(1,793)
Net cash provided by (used in) operating activities	(2,555)	505

Cash flows from investing activities
Proceeds from asset redemptions ($1,700 and $0 with related parties, respectively)	1,700	—
Distributions from CLO investments	1,267	—
Proceeds from sale of investments	2,437	14,549
Proceeds from paydowns of investments	3,252	—
Purchases of investments ($(42) and $0 with related parties, respectively)	(42)	(1,464)
Additions to consolidated real estate investments	(1,178)	(4,851)
Net cash provided by investing activities	7,436	8,234

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Cash flows from financing activities
Mortgage payments	(592)	(591)
Prime brokerage borrowing	88	6,397
Credit facilities payments	(750)	(2,999)
Prime brokerage payments	(429)	(8,285)
Deferred financing costs paid	(365)	(379)
Dividends paid to preferred shareholders	(1,155)	(1,155)
Dividends paid to common shareholders	(1,158)	(5,575)
Net cash used in financing activities	(4,361)	(12,587)

Net increase (decrease) in cash, cash equivalents and restricted cash	520	(3,848)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$53,689	$44,801

Supplemental Disclosure of Cash Flow Information
Interest paid	$4,555	$2,504
Income tax paid	$—	$1,501
Supplemental Disclosure of Noncash Activities
Change in capitalized construction costs included in accounts payable and other accrued liabilities	$(29)	$322
Change in capitalized investment costs included in accounts payable and other accrued liabilities	$121	$—
Non-cash dividend payment	$4,626	$—
Non-cash advisory fee payment	$1,351	$—
Increase in dividends payable upon vesting of restricted stock units	$89	$—

See Notes to Consolidated Financial Statements

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I-1817

NEXPOINT DIVERSIFIED REAL ESTATE TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

NexPoint Diversified Real Estate Trust (the "Company", "we", "us", or "our") was formed in Delaware and has elected to be taxed as a real estate investment trust (a “REIT”). Substantially all of the Company’s business is conducted through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (the "OP"), the Company’s operating partnership. The Company conducts its business (the "Portfolio") through the OP and its wholly owned taxable REIT subsidiaries ("TRSs"). The Company's wholly owned subsidiary, NexPoint Diversified Real Estate Trust OP GP, LLC (the "OP GP"), is the sole general partner of the OP. As of March 31, 2024, there were 2,000 partnership units of the OP (the “OP Units”) outstanding, of which 100.0% were owned by the Company.

On July 1, 2022 (the “Deregistration Date”), the Securities and Exchange Commission (the “SEC”) issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Investment Company Act”) declaring that the Company has ceased to be an investment company under the Investment Company Act (the “Deregistration Order”). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity (the “Business Change”).

The Company is externally managed by NexPoint Real Estate Advisors X, L.P. (the “Adviser”), through an agreement dated July 1, 2022, amended on October 25, 2022 and April 11, 2023, (the “Advisory Agreement”), by and among the Company and the Adviser for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. The Company had no employees as of March 31, 2024. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and our board of trustees (the “Board”). The Adviser is wholly owned by NexPoint Advisors, L.P. (the “Sponsor” or “NexPoint”).

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

2. Summary of Significant Accounting Policies

Basis of Accounting

Readers of this Quarterly Report on Form 10-Q ("Quarterly Report") should refer to the audited financial statements and notes to consolidated financial statements of the Company for the year ended December 31, 2023, which are included in our 2023 Annual Report on Form 10-K ("2023 Annual Report"), filed with the SEC and also available on our website (nxdt.nexpoint.com), since we have omitted from this Quarterly Report certain footnote disclosures which would substantially duplicate those contained in such audited financial statements. You should also refer to Note 2, Summary of Significant Accounting Policies, in the notes to consolidated financial statements in our 2023 Annual Report for further discussion of our significant accounting policies and estimates. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this Quarterly Report or any other report or documents we file or furnish with the SEC.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code"), and expects to continue to qualify as a REIT. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of its “REIT taxable income,” as defined by the Code, to its shareholders. As a REIT, the Company will be subject to federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. The Company

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intends to operate in such a manner so as to qualify as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes.

If the Company fails to meet these requirements, it could be subject to federal income tax on all of the Company’s taxable income at regular corporate rates for that year. The Company would not be able to deduct distributions paid to shareholders in any year in which it fails to qualify as a REIT. Additionally, the Company will also be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions. As of March 31, 2024, the Company believes it is in compliance with all applicable REIT requirements.

As a REIT for U.S. federal income tax purposes, the Company may deduct earnings distributed to shareholders against the income generated by our REIT operations. The Company continues to be subject to income taxes on the income of its taxable REIT subsidiaries. Our consolidated net loss before income taxes was $21.0 million and $18.7 million for the three months ended March 31, 2024 and 2023, respectively. The Company’s consolidated balance sheet as of March 31, 2024 consists of a $4.5 million net deferred tax asset at NHF TRS, LLC and a $1.6 million net deferred tax liability at NREO TRS, Inc. for a consolidated net Deferred Tax asset of $2.9 million. The Company's consolidated balance sheet as of December 31, 2023 consisted of a $4.5 million net deferred tax asset at NHF TRS, LLC and a $1.6 million net deferred tax liability at NREO TRS, Inc. for a consolidated net Deferred Tax asset of $2.9 million.

The Company’s tax provision for interim periods is determined using an estimate of its annual current and deferred effective tax rates, adjusted for discrete items. Our effective tax rates for the three months ended March 31, 2024 and 2023 were (2.62)% and (4.31)%, respectively. Our effective tax rate differs from the U.S. federal statutory corporate tax rate of 21.0% primarily due to our REIT operations generally not being subject to federal income taxes.

The Company recognizes its tax positions and evaluates them using a two-step process. First, the Company determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company had no material unrecognized tax benefit or expense, accrued interest or penalties as of March 31, 2024 and 2023. The Company and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022, 2021 and 2020 tax years remain open to examination by tax jurisdictions to which the Company and its subsidiaries are subject. When applicable, the Company recognizes interest and/or penalties related to uncertain tax positions on its consolidated statement of operations and comprehensive income (loss). The Company has not recorded any uncertain tax positions for the three months ended March 31, 2024 and 2023.

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the periods indicated is as follows (in thousands):

	For the Period Ended March 31,
	2024		2023
Expected tax at statutory rate	$(4,410)	21.0%	$(3,930)	21.0%
Non-taxable REIT income	4,969	-23.7%	4,852	-25.9%
Change in valuation allowance	(9)	—%	(116)	0.6%
Total provision	$550	-2.6%	$806	-4.3%

3. Investments in Real Estate Subsidiaries

The Company conducts its operations through the OP, which owns several real estate properties through single asset limited liability companies that are special purpose entities (“SPEs”). The Company consolidates the SPEs that it controls as well as any variable interest entities ("VIEs") where it is the primary beneficiary. All of the properties the SPEs own are consolidated in the Company’s consolidated financial statements. The assets of each entity can only be used to settle

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obligations of that particular entity, and the creditors of each entity have no recourse to the assets of other entities or the Company.

As of March 31, 2024 and 2023, the Company, through the OP, owned four properties through SPEs. The following table represents the Company’s ownership in each property by virtue of its 100% ownership of the SPEs that directly own the title to each property as of March 31, 2024 and 2023:

				Effective Ownership Percentage at
Property Name		Location	Year Acquired	March 31, 2024	March 31, 2023
White Rock Center		Dallas, Texas	2013	100%	100%
5916 W Loop 289		Lubbock, Texas	2013	100%	100%
Cityplace Tower		Dallas, Texas	2018	100%	100%
NexPoint Dominion Land, LLC	(1)	Plano, Texas	2022	100%	100%

(1)	NexPoint Dominion Land, LLC owns 100% of 21.5 acres of undeveloped land in Plano, Texas.

4. Consolidated Real Estate Investments

As of March 31, 2024, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the consolidated balance sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,408	$1,921	$(101)	$—	$5	$13,548
5916 W Loop 289	1,081	2,938	—	—	—	—	4,019
Cityplace Tower	18,812	193,200	9,058	(6,669)	19,993	357	234,751
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	206,546	10,979	(6,770)	19,993	362	278,818
Accumulated depreciation and amortization	—	(15,805)	(7,117)	2,496	—	(250)	(20,676)
Total Operating Properties	$47,708	$190,741	$3,862	$(4,274)	$19,993	$112	$258,142

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As of December 31, 2023, the major components of the Company’s investments in real estate held by SPEs the Company consolidates, which are included in "Consolidated Real Estate Investments" on the consolidated balance sheet, were as follows (in thousands):

Operating Properties	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Construction in Progress	Furniture, Fixtures, and Equipment	Totals
White Rock Center	$1,315	$10,345	$1,921	$(101)	$—	$5	$13,485
5916 W Loop 289	1,081	2,938	—	—	—	—	4,019
Cityplace Tower	18,812	192,930	9,058	(6,669)	19,177	357	233,665
NexPoint Dominion Land, LLC	26,500	—	—	—	—	—	26,500
	47,708	206,213	10,979	(6,770)	19,177	362	277,669
Accumulated depreciation and amortization	—	(13,490)	(6,798)	2,203	—	(237)	(18,322)
Total Operating Properties	$47,708	$192,723	$4,181	$(4,567)	$19,177	$125	$259,347

Depreciation expense was $2.3 million for the three months ended March 31, 2024 and $2.1 million for the three months ended March 31, 2023. Amortization expense related to the Company’s intangible lease assets was $0.3 million for the three months ended March 31, 2024 and $1.3 million for the three months ended March 31, 2023. Amortization expense related to the Company's intangible lease liabilities was $0.3 million for the three months ended March 31, 2024 and $0.4 million for the three months ended March 31, 2023. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was $0.3 million for the three months ended March 31, 2024 and $0.4 million for the three months ended March 31, 2023.

Acquisitions

There were no acquisitions by the Company for the three months ended March 31, 2024 and 2023.

5. Debt

Cityplace Debt

The Company has debt on the Cityplace Tower pursuant to a Loan Agreement, originally dated August 15, 2018 and subsequently amended (the “Loan Agreement”). The debt is limited recourse to the Company and encumbers the property. The debt had an original maturity of September 8, 2022, and the Company deferred the maturity date with the lender to May 8, 2023, with the possibility to extend for an additional four months to September 8, 2023 provided certain metrics were met. On May 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by four months to September 8, 2023. Also on May 8, 2023, the parties to the Loan Agreement agreed to convert the index upon which the interest rate is based to the one-month secured overnight financing rate ("SOFR") effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 7, 2025. The debt restructuring per the terms of the Thirteenth Omnibus Amendment Agreement was considered a debt modification. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management is evaluating multiple options to fund the repayment of the $141.7 million principal balance outstanding as of March 31, 2024, including refinancing the debt, securing additional equity or debt financing, selling a portion of the portfolio, or any combination thereof. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. The below table contains summary information related to the mortgages payable (dollars in thousands):

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	Outstanding principal as of March 31, 2024	Interest Rate	Maturity Date
Note A-1	$100,695	7.68%	3/7/2025
Note A-2	22,027	11.68%	3/7/2025
Note B-1	12,676	7.68%	3/7/2025
Note B-2	3,147	11.68%	3/7/2025
Mezzanine Note 1	2,773	11.68%	3/7/2025
Mezzanine Note 2	396	11.68%	3/7/2025
Mortgages payable	141,714
Deferred financing costs, net	(335)
Mortgages payable, net	$141,379

The weighted average interest rate of the Company’s debt related to its Cityplace investment was 8.48% as of March 31, 2024 and 8.53% as of December 31, 2023. The one-month SOFR was 5.33% as of March 31, 2024 and 5.35% as of December 31, 2023.

The Loan Agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events. As of March 31, 2024, the Company believes it is in compliance with all such covenants.

Notes Payable

On August 9, 2022, the Company borrowed approximately $13.3 million from the seller, Gabriel Legacy, LLC to finance its acquisition of 21.5 acres of land in Plano, Texas held through NexPoint Dominion Land, LLC, a wholly owned subsidiary of the OP. Due to the short term nature of the note, the fair value of the note is approximately the outstanding balance. The note bears interest at an annual rate equal to the WSJ Prime Rate and matures on August 8, 2025.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility (the "Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and amended the credit limit to $20.0 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. During the three months ended March 31, 2024, the Company paid down $0.75 million on the Credit Facility. As of March 31, 2024, the Credit Facility had an outstanding balance of $19.25 million and bore interest at the one-month SOFR plus 4.25%. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Revolving Credit Facility

On May 22, 2023, the Company entered into a $20.0 million revolving credit facility (the "NexBank Revolver") with NexBank, in the initial principal balance of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum of $50.0 million. As of March 31, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024, with the option to extend the maturity up to two times, each by six months. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance. As of March 31, 2024, the NexBank Revolver had an outstanding balance of $20.0 million.

Deferred Financing Costs

The Company defers costs incurred in obtaining financing and amortizes the costs over the terms of the related loans using the straight-line method, which approximates the effective interest method. Deferred financing costs, net of amortization, are recorded as a reduction from the related debt on the Company’s consolidated balance sheet. Upon

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repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to loss on extinguishment of debt and modification costs.

Prime Brokerage Borrowing

Effective July 2, 2022, the Company entered a prime brokerage account with Jefferies to hold securities owned by the Company (the "Prime Brokerage"). The Company from time to time borrows against the value of these securities. As of March 31, 2024, the Company had a margin balance of approximately $1.4 million outstanding with Jefferies bearing interest at the Overnight Bank Funding Rate plus 0.50%. Securities with a fair value of approximately $9.3 million are pledged as collateral against this margin balance. This arrangement has no stated maturity date. Due to the short term nature of the debt, the fair value of the debt is approximately the outstanding balance.

Schedule of Debt Maturities

The aggregate scheduled maturities, including amortizing principal payments, of total debt for the next five calendar years subsequent to March 31, 2024 are as follows (in thousands):

	Mortgages Payable	Credit Facilities	Notes Payable	Prime Brokerage Borrowing	Total
2024	$—	$28,250	$—	$—	$28,250
2025	141,714	11,000	13,250	—	165,964
2026	—	—	—	—	—
2027	—	—	—	—	—
2028	—	—	—	—	—
Thereafter	—	—	—	1,441	1,441
Total	$141,714	$39,250	$13,250	$1,441	$195,655

Management believes that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

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6. Variable Interest Entities

As of March 31, 2024 and 2023, the Company does not consolidate the investments below as it does not have a controlling financial interest in these investments:

Entities	Instrument	Asset Type	Percentage Ownership as of March 31, 2024		Percentage Ownership as of March 31, 2023	Relationship as of March 31, 2024	Relationship as of March 31, 2023
Unconsolidated Entities:
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8%		53.0%	VIE	VIE
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.9%		29.7%	VIE	VIE
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4%		16.4%	VIE	VIE
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		20.0%	VIE	VIE
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6%		16.1%	VIE	VIE
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.3%		11.5%	VIE	VIE
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	31.2%		30.8%	VIE	VIE
IQHQ Holdings, LP	LP interest	Life science	1.3%		1.1%	VIE	VIE
NexAnnuity Holdings, Inc.	Preferred Shares	Annuities	100.0	% (1)	N/A	VIE	N/A

(1) The Company owns 100% of the preferred stock of NexAnnuity Holdings, Inc. ("NHI"), but it does not own any of the outstanding common stock of NHI.

Consolidated VIEs

The Company did not have any consolidated VIEs as of and for the three months ended March 31, 2024 and 2023.

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7. Equity Method Investments

Below is a summary of the Company’s equity method investments as of March 31, 2024 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$11,034		$(9,590)	$20,624	$(58)
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	% (3)	20,600		16,290	4,310	(1,203)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		7,002		7,110	(108)	161
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	% (4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	% (7)	12,583		10,488	2,095	353
Claymore Holdings, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	% (8)	—	(6)	—	—	—
					$63,531		$36,610	$26,921	$(747)

Below is a summary of the Company's investments as of March 31, 2024 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the consolidated balance sheets.

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Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	% (7)	$69,920	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.1	% (7)	30,156	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.3	% (7)	145,433	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.8	% (3)	69,494	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	29.9%		37,869	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	31.2%		47,676	(6)
NexPoint Hospitality Trust	Common stock	Hospitality	46.2%		2,782	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		2,593	(6)
					$405,923

Below is a summary of the Company’s equity method investments as of December 31, 2023 (dollars in thousands):

Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Investment Basis		Share of Investee's Net Assets (1)	Basis Difference (2)	Share of Earnings (Loss)
Sandstone Pasadena Apartments, LLC	LLC interest	Multifamily	50.0%		$11,458		$(9,590)	$21,048	$—
AM Uptown Hotel, LLC	LLC interest	Hospitality	60.0	% (3)	23,158		17,581	5,577	(426)
SFR WLIF III, LLC	LLC interest	Single-family rental	20.0%		7,079		7,241	(162)	555
Las Vegas Land Owner, LLC	LLC interest	Land	77.0	% (4)	12,312		12,312	—	—
Perilune Aero Equity Holdings One, LLC	LLC interest	Aircraft	16.4	% (7)	12,256		10,488	1,768	1,441
Claymore Holdings, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Allenby, LLC	LLC interest	N/A	50.0	% (5)	—	(6)	—	—	—
Haygood, LLC	LLC interest	N/A	31.0	% (8)	—	(6)	—	—	—
					$66,263		$38,032	$28,231	$1,570

Below is a summary of the Company's investments as of December 31, 2023 that qualify for equity method accounting for which the Company has elected to account for using the fair value option. Amounts are included in "investments, at fair value" on the consolidated balance sheets.

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Investee Name	Instrument	Asset Type	NXDT Percentage Ownership		Fair Value
NexPoint Real Estate Finance Operating Partnership, L.P.	LP interest	Mortgage	15.6	% (7)	$76,688	(6)
NexPoint Real Estate Finance, Inc.	Common stock	Mortgage	12.0	% (7)	33,075	(6)
VineBrook Homes Operating Partnership, L.P.	LP interest	Single-family rental	11.2	% (7)	146,516	(6)
NexPoint Storage Partners, Inc.	Common stock	Self-storage	52.9	% (3)	68,187	(6)
NexPoint Storage Partners Operating Company, LLC	LLC interest	Self-storage	30.0%		37,157	(6)
NexPoint SFR Operating Partnership, L.P.	LP interest	Single-family rental	30.8%		49,383	(6)
NexPoint Hospitality Trust	Common stock	Hospitality	46.2%		4,886	(6)
LLV Holdco, LLC	LLC interest	Land	26.8%		2,242	(6)
					$418,134

(1)	Represents the Company’s percentage share of net assets of the investee per the investee’s books and records.
(2)

Represents the difference between the basis at which the investments in unconsolidated ventures are carried by the Company and the Company's proportionate share of the equity method investee's net assets. To the extent that the Company’s cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company’s share of equity in earnings of the joint venture.

(3)

The Company owns greater than 50% of the outstanding common equity but is not deemed to be the primary beneficiary or have a controlling financial interest of the investee and as such, accounts for the investee using the equity method.

(4)

The Company owns 100% of Las Vegas Land Owner, LLC which owns 77% of a joint venture that owns an 8.5 acre tract of land (the "Tivoli North Property"). Through a tenants in common arrangement, the Company shares control and as such accounts for this investment using the equity method.

(5)

The Company has a 50% non-controlling interest in Claymore Holdings, LLC (“Claymore”) and Allenby, LLC, (“Allenby”). The Company has determined it is not the primary beneficiary and does not consolidate these entities.

(6)	The Company has elected the fair value option with respect to these investments. The basis in these investments is their fair value.
(7)

The Company owns less than 20% of the investee but has significant influence due to members of the management team serving on the board of the investee or its parent and as such, accounts for the investee using the equity method.

(8)	The Company has a 31% non-controlling interest in Haygood, LLC, (“Haygood”). The Company has determined it is not the primary beneficiary and does not consolidate this entity.
(9)

The Company owns less than 20% of the investee but has significant influence due to the legal nature of a partnership that implies an inherent right to influence the operating and financial policies of the partnership.

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Significant Equity Method Investments

The table below presents the unaudited summary balance sheets for the Company’s significant equity method investments as of December 31, 2023 (dollars in thousands). The Company reports these unaudited summary balance sheets on a quarter lag. For purposes of equity method investments, significance is determined in accordance with Rule 3-09 of Regulation S-X. NexPoint Real Estate Finance, Inc. ("NREF") and VineBrook Homes Trust, Inc. ("VineBrook") do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities. As such, only the financial information for NREF and VineBrook are presented below.

	NREF	VineBrook

ASSETS
Investments	$6,873,666	$2,500
Real estate assets	126,551	3,211,897
Cash and cash equivalents	13,824	27,917
Other assets	4,312	211,026
TOTAL ASSETS	$7,018,353	$3,453,340

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Debt	$1,172,555	$2,433,674
Other liabilities	5,400,291	144,707
Total Liabilities	6,572,846	2,578,381

Redeemable noncontrolling interests in the operating company	98,070	478,746
Noncontrolling interests in consolidated VIEs	—	11,742
Total Shareholders' Equity	347,437	384,471
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,018,353	$3,453,340

The table below presents the unaudited summary statement of operations for the year ended December 31, 2023, for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook

Revenues
Rental income	$4,962	$345,778
Net interest income	16,798	—
Other income	182	5,330
Total revenues	21,942	351,108

Expenses
Total expenses	23,350	502,850

Gain (loss) on sales and impairment of real estate	—	(72,539)
Other income (expense)	20,148	(55,866)
Unrealized gain (loss) on derivatives	—	(15,050)
Total comprehensive income (loss)	$18,740	$(295,197)

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The table below presents the unaudited summary balance sheets for the Company’s significant equity method investments as of March 31, 2023 (dollars in thousands). In the prior year, the Company did not present these financials on a quarter lag. This comparison will not be on a quarter lag basis as we are utilizing the previously filed financial information for consistency purposes. NREF, NSP and VineBrook do not prepare standalone financials for their operating companies as all operations and investments are owned through their operating companies and are consolidated by the corporate entities. As such, only the financial information for NREF, NSP and VineBrook are presented below.

	NREF	VineBrook	NSP

ASSETS
Investments	$7,943,558	$2,500	$—
Real estate assets	59,072	3,566,053	1,297,814
Cash and cash equivalents	38,830	82,128	9,751
Other assets	1,106	95,365	173,979
TOTAL ASSETS	8,042,566	3,746,046	1,481,544

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Debt	1,275,290	2,622,755	914,999
Other liabilities	6,294,300	126,974	397,768
Total Liabilities	7,569,590	2,749,729	1,312,767

Redeemable noncontrolling interests in the operating company	95,712	467,290	205,114
Noncontrolling interests in consolidated VIEs	—	8,685	4,035
Total Shareholders' Equity	377,264	520,342	(40,372)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,042,566	$3,746,046	$1,481,544

The table below presents the unaudited summary statement of operations for the three months ended March 31, 2023 for the Company’s significant equity method investments (dollars in thousands).

	NREF	VineBrook	NSP

Revenues
Rental income	$1,018	$84,497	$26,877
Net interest income	3,949	—	809
Other income	—	1,608	1,472
Total revenues	4,967	86,105	29,158

Expenses
Total expenses	5,520	120,987	31,833

Gain (loss) on sales of real estate	—	(15,853)	—
Other income (expense)	9,931	(41,662)	(34,885)
Unrealized gain (loss) on derivatives	—	(9,485)	—
Total comprehensive income (loss)	$9,378	$(101,882)	$(37,560)

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8. Fair Value of Financial Instruments

The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of March 31, 2024 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$41	$—	$41
CLO	187	—	—	—	—
Common stock	312,062	39,875	—	174,386	214,261
Convertible notes	46,385	—	—	41,441	41,441
LLC interest	66,825	—	—	40,462	40,462
LP interest	328,636	—	69,920	193,109	263,029
Preferred Shares	65,864	—	—	65,864	65,864
Rights and warrants	1,784	—	1,788	—	1,788
Senior loan	42,292	—	50	42,599	42,649
	$864,052	$39,875	$71,799	$557,861	$669,535

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The table below summarizes the Company’s assets within the valuation hierarchy carried at fair value on a recurring basis as of December 31, 2023 (in thousands):

		Fair Value
	Cost Basis	Level 1	Level 2	Level 3	Total
Assets
Bond	$17	$—	$30	$—	$30
CLO	24,187	—	—	1,215	1,215
Common stock	311,576	42,832	—	176,256	219,088
Convertible notes	46,385	—	—	42,251	42,251
LLC interest	66,825	—	—	39,399	39,399
LP interest	326,555	—	76,688	195,898	272,586
Preferred Shares	66,268	—	—	66,268	66,268
Rights and warrants	3,937	—	3,993	—	3,993
Senior loan	46,174	—	55	46,353	46,408
	$891,924	$42,832	$80,766	$567,640	$691,238

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the three months ended March 31, 2024 (in thousands):

	December 31, 2023	Contributions/ Purchases	Paid in- kind dividends	Transfer Into Level 3	Redemptions/ conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	March 31, 2024
CLO	$1,215	$—	$—	$—	$—	$(1,266)	$(22,735)	$22,786	$—
Common stock	176,256	120	—	—	—	—	—	(1,990)	174,386
Convertible notes	42,251	—	—	—	—	—	—	(810)	41,441
LLC interest	39,399	—	—	—	—	—	—	1,063	40,462
LP interest	195,898	2,082	—	—	—	—	—	(4,871)	193,109
Preferred Shares	66,268	—	1,296	—	(1,700)	—	—	—	65,864
Senior loan	46,353	—	1,066	—	(5,522)	—	574	128	42,599
Total	$567,640	$2,202	$2,362	$—	$(7,222)	$(1,266)	$(22,161)	$16,306	$557,861

The table below sets forth a summary of changes in the Company’s Level 3 assets (assets measured at fair value using significant unobservable inputs) for the three months ended March 31, 2023 (in thousands):

	December 31, 2022	Contributions/ Purchases	Paid in- kind dividends	Redemptions/ Conversions	Return of capital	Realized gain/(loss)	Unrealized gain/(loss)	March 31, 2023
CLO	$6,412	$—	$—	$—	$—	$—	$488	$6,900
Common stock	234,667	—	—	—	—	—	(5,800)	228,867
Convertible notes	50,828	—	—	—	—	—	474	51,302
Life settlement	67,711	1,266	—	—	—	—	(2,593)	66,384
LLC interest	60,836	—	—	—	—	—	(708)	60,128
LP interest	223,141	1,427	—	—	—	—	(9,439)	215,129
Senior loan	43,341	—	1,008	(4,971)	—	11	164	39,553
Total	$686,936	$2,693	$1,008	$(4,971)	$—	$11	$(17,414)	$668,263

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The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of March 31, 2024.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	$174,386
	Discounted Cash Flow	Discount Rate	7.50%	—	14.10%	(9.32)%
		Market Rent (per sqft)	$12.00	—	$41.50	$(26.75)
		RevPAR	$73.00	—	$145.00	$(100.13)
		Capitalization Rates	5.25%	—	9.50%	(7.60)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.00x	—	4.00x	(3.50)x
		Multiple of NAV	1.00x	—	1.20x	(1.10)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(25.00)%	—	(10.00)%	(17.50)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	10.25%	(8.17)%	41,441
	Option Pricing Model	Volatility	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.75%	—	30.50%	14.19%	40,462
		Market Rent (per sqft)	$12.00	—	$41.50	$(26.75)
		Capitalization Rate		5.25%

LP Interest	Market Approach	Capitalization Rate	3.70%	—	6.60%	5.24%	193,109
		Discount to NAV		(10.05)%
	Recent Transaction	Price per Share		$21.46

Preferred Shares	Recent Transaction	Price per Share		$1,000			65,864

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	42,599

Total							$557,861

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The following is a summary of the significant unobservable inputs used in the fair valuation of assets categorized within Level 3 of the fair value hierarchy as of December 31, 2023.

Category	Valuation Technique	Significant Unobservable Inputs	Input Value(s) (Arithmetic Mean)				Fair Value
CLO	Discounted Net Asset Value	Discount		N/A			$1,215

Common Stock	Market Approach	Unadjusted Price/MHz-PoP	$0.10	—	$0.90	$(0.48)	176,256
	Discounted Cash Flow	Discount Rate	7.5%	—	13.90%	(9.18)%
		Market Rent (per sqft)	$11.50	—	$41.00	$(26.25)
		RevPAR	$75.00	—	$145.00	$(102.00)
		Capitalization Rates	5.25%	—	9.5%	(7.58)%
	NAV Approach	Discount Rate		10.00%
	Multiples Analysis	Multiple of EBITDA	3.00x	—	4.00x	(3.50)x
		Multiple of NAV	1.00x	—	1.25x	(1.13)x
	Recent Transaction	Implied Enterprise Value from Transaction Price ($mm)		$841.00
		N/A	$25.31	—	$28.00	$(26.66)
		Discount to NAV	(25.00)%	—	(10.00)%	(17.50)%
		Offer Price per Share		$1.10

Convertible Notes	Discounted Cash Flow	Discount Rate	6.08%	—	10.25%	(8.17)%	42,251
	Option Pricing Model	Volatilty	55.00%	—	65.00%	(60.00)%

LLC Interest	Discounted Cash Flow	Discount Rate	7.50%	—	30.50%	14%	39,399
		Market Rent (per sqft)	$11.5	—	$41	$(26.25)
		Capitalization Rate		5.25%

LP Interest	Direct Capitalization Approach	Capitalization Rate	4.00%	—	6.80%	5.51%	195,898
		Discount to NAV	(12.5)%	—	(2.5)%	(-7.5% )

	Discounted Cash Flow	Discount Rate	18.00%	—	28.00%	(22.80)%
	Market Approach	Capitalization Rate	5.00%	—	5.50%	(5.22)%
	Recent Transaction	Price per Share		$21.59

Preferred Shares	Recent Transaction	Price per Share		$1,000			66,268

Senior Loan	Discounted Cash Flow	Discount Rate	12.30%	—	20.00%	(16.15)%	46,353

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Total	$567,640

9. Life Settlement Portfolio

Prior to September 1, 2023, the Company, through one of its TRSs, owned 100% of the outstanding equity and debt of Specialty Financial Products, Ltd. ("SFP"), an Ireland domiciled private company with limited liability and a Designated Activity Company. At the proposal of NexAnnuity Asset Management, L.P. ("NexAnnuity"), an affiliate of the Adviser, SFP was formed for the purpose of entering into acquisitions of U.S. life settlement policies approved by NexAnnuity and funded by the issuance of debt securities, or the Structured Note purchased by the Company. SFP utilizes proceeds from maturing life settlement contracts to repay the Structured Note and to further invest in life settlement contracts. Prior to September 1, 2023, as the Company owned the outstanding ordinary shares of and Structured Note issued by SFP, the Company consolidated SFP in its entirety. On September 1, 2023, the Company, through one of its TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to NHI and its wholly owned subsidiaries, which are related parties. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. As a result, the Company now holds none of the outstanding equity and debt of SFP, and SFP no longer meets the requirements for consolidation under ASC 810 – Consolidation. The Company will have no continuing involvement with SFP. As such, SFP has been deconsolidated herein as of September 1, 2023. The Class A Preferred Stock in NHI is accounted for as an investment in an equity security. However, management has elected to account for the investment using the fair value option and presented it within Investments, at fair value. The fair value of the Class A Preferred Stock is its original issue price of $1,000 per share due to the recent nature of the transaction. Dividends on the Class A Preferred Stock are cumulative and are payable quarterly on March 31, June 30, September 30, and December 31 at an annual rate of 8.0% for years one through seven, 9.5% for years eight through ten, 11.0% for years eleven through thirteen, and 12.0% for years fourteen through sixteen and thereafter.

The transfer of the Structured Note of SFP qualified as a sale under ASC 860 – Transfers and Servicing as (1) the transfer legally isolated the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee’s right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets.

10. Shareholders’ Equity

Common Shares

As of March 31, 2024, the Company had 39,301,419 common shares, par value $0.001 per share, issued and outstanding. 911,819 shares of which were issued during the three months ended March 31, 2024.

During the three months ended March 31, 2024, the Company paid a distribution of $0.15 per share on its common shares on March 28, 2024 to shareholders of record on February 16, 2024. The dividend paid on March 28, 2024 consisted of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) comprising 20% of the dividend, with the balance being paid in the Company's common shares.

As of March 31, 2023, the Company had 37,171,807 common shares, par value $0.001 per share, issued and outstanding. No shares were issued during the three months ended March 31, 2023.

During the three months ended March 31, 2023, the Company paid a distribution of $0.15 per share on its common shares on March 31, 2023 to shareholders of record on March 15, 2023.

Preferred Shares

On January 8, 2021, the Company issued 3,359,593 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share ("Series A Preferred Shares") with an aggregate liquidation preference of approximately $84.0 million. The Series A Preferred Shares were issued as part of the consideration for an exchange offer for a portion of the Company’s common shares. The Series A Preferred Shares are callable beginning on December 15,

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2023 at a price of $25 per share. The Company may exercise its call option at the Company's discretion. As a result, these are included in permanent equity.

During the three months ended March 31, 2024, the Company declared one distribution on its Series A Preferred Shares, in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on April 1, 2024, to shareholders of record on March 25, 2024. The Company sent funding to the transfer agent for the first quarter dividend prior to March 31, 2024, which was then paid to shareholders on April 1, 2024.

During the three months ended March 31, 2023, the Company declared distributions on its Series A Preferred Shares in the amount of $0.34375 per share, which was paid to holders of Series A Preferred Shares on March 31, 2023 to shareholders of record on March 24, 2023.

Dividends on the Series A Preferred Shares are cumulative from their original issue date at the annual rate of 5.5% of the $25 per share liquidation preference and are payable quarterly on March 31, June 30, September 30, and December 31 of each year, or in each case on the next succeeding business day.

Long Term Incentive Plan

On January 30, 2023, the Company’s shareholders approved a long-term incentive plan (the “2023 LTIP”) and the Company subsequently filed a registration statement on Form S-8 registering 2,545,000 common shares, which the Company may issue pursuant to the 2023 LTIP. The 2023 LTIP authorizes the compensation committee of the Board to provide equity-based compensation in the form of share options, appreciation rights, restricted shares, restricted share units, performance shares, performance units and certain other awards denominated or payable in, or otherwise based on, the Company’s common shares or factors that may influence the value of the Company’s common shares, plus cash incentive awards, for the purpose of providing the Company’s trustees, officers and other key employees (and those of the Adviser and the Company’s subsidiaries), and potentially certain nonemployees who perform employee-type functions, incentives and rewards for performance (the "participants").

Restricted Share Units. Under the 2023 LTIP, restricted share units may be granted to the participants and typically vest over a three to five-year period for officers, employees and certain key employees of the Adviser and annually for trustees. The most recent grant of restricted share units to officers, employees and certain key employees of the Adviser will vest over a four-year period. Beginning on the date of grant, restricted share units earn dividends that are payable in cash on the vesting date. Compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Forfeitures are recognized as they occur. On March 13, 2024, pursuant to the 2023 LTIP, the Company granted 58,490 restricted share units to its trustees and 975,297 restricted share units to its officers and other

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employees of the Adviser. The following table includes the number of restricted share units granted, vested, forfeited and outstanding as of and for the three months ended March 31, 2024:

	2024
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding January 1, 2024	589,906	$10.45
Granted	1,033,787	6.10
Vested	—	—
Forfeited	(4,371)	6.10
Outstanding March 31, 2024	1,619,322	$7.68

The following table contains information regarding the vesting of restricted share units under the 2023 LTIP for the next five calendar years subsequent to March 31, 2024:

	Shares Vesting
	March	April	June	Total
2024	—	172,637	6,219	178,856
2025	301,221	140,404	—	441,625
2026	242,731	135,323	—	378,054
2027	242,732	135,323	—	378,055
2028	242,732	—	—	242,732
Total	1,029,416	583,687	6,219	1,619,322

For the three months ended March 31, 2024, the Company recognized approximately $0.5 million of equity-based compensation expense related to grants of restricted share units. As of March 31, 2024, the Company had recognized a liability of approximately $0.4 million related to dividends earned on restricted share units that are payable in cash upon vesting. As of March 31, 2024, total unrecognized compensation expense on restricted share units was approximately $10.6 million, and the expense is expected to be recognized over a weighted average vesting period of 2.0 years. As of March 31, 2023, there was no compensation expense on restricted share units.

11. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of the Company’s common shares outstanding and excludes any unvested restricted share units issued pursuant to the 2023 LTIP.

Diluted earnings (loss) per share is computed by adjusting basic earnings per share for the dilutive effect of the assumed vesting of restricted share units. During periods of net loss, the assumed vesting of restricted share units is anti-dilutive and is not included in the calculation of earnings (loss) per share.

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The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

		Three Months Ended March 31,	Three Months Ended March 31,
		2024	2023
Numerator for loss per share:
Net income (loss) attributable to common shareholders		$(22,703)	$(20,676)

Denominator for loss per share:
Weighted average common shares outstanding		38,572	37,172
Denominator for basic and diluted loss per share		38,572	37,172
Weighted average unvested restricted share units		749	—
Denominator for diluted loss per share	(1)	38,572	37,172

Loss per weighted average common share:
Basic		$(0.59)	$(0.56)
Diluted		$(0.59)	$(0.56)

(1)     For the three months ended March 31, 2024 and 2023, this excludes approximately 748,950 and 0 shares, respectively, related to assumed vesting of restricted share units as the effect would be anti-dilutive.

12. Related Party Transactions

Advisory and Administrative Fees

Pursuant to the Advisory Agreement, subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of the Company, and provides investment management services.

As of March 31, 2024 and 2023, as consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the "Advisory Fee") of 1.00% of Managed Assets (defined below) and an annual fee (the "Administrative Fee" and, together with the Advisory Fee, the "Fees") of 0.20% of the Company’s Managed Assets.

On April 11, 2023, we entered into an amendment to the Advisory Agreement whereby the monthly installment of the Fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the Fees in common shares of the Company, subject to certain restrictions including that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of common shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the common shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 common shares; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap. At the Company’s 2023 annual meeting of shareholders, the Company’s shareholders did not approve issuances in excess of the Share Cap. During the three months ended March 31, 2024, we issued 169,920.62 common shares to the Advisor in payment of the Fees in an amount of $1.35 million.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities ("CMBS") where the Company holds the controlling tranche of the securitization and is required to consolidate under U.S. generally accepted accounting principles ("GAAP") all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the

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event the Company consolidates another entity it does not wholly own as a result of owning a controlling interest in such entity or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such entity’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Reimbursement of Expenses; Expense Cap

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

The Advisory Agreement has an initial term of three years that will expire on July 1, 2025, and successive additional one-year terms thereafter unless earlier terminated. We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

For the three months ended March 31, 2024 and 2023, the Company incurred Administrative Fees and Advisory Fees of $3.2 million and $3.6 million, respectively.

Revolving Credit Facility

On May 22, 2023, the Company entered into the NexBank Revolver pursuant to which the Company in the initial principal amount of $20.0 million, with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million and bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024. The Company drew the $20.0 million on May 22, 2023. As of March 31, 2024, the NexBank Revolver had an outstanding balance of $20.0 million.

Guaranties of NexPoint Storage Partners, Inc. Debt

On July 2, 2021, the Company, together with Highland Opportunities and Income Fund (“HFRO”) and Highland Global Allocation Fund (collectively, the “Co-Guarantors”) as limited guarantors, entered into a Guaranty of Recourse Obligations (“SAFStor Recourse Guaranty I”) in favor of ACORE Capital Mortgage, LP (“ACORE”) in its capacity as Administrative Agent for and on behalf of the Lenders under a Loan Agreement ("SAFStor Loan Agreement I"), in an

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aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor NREA JV – I, LLC (“SAFStor – I”), SAFStor NREA JV – III, LLC (“SAFStor – III”), SAFStor NREA JV – IV, LLC (“SAFStor – IV”), SAFStor NREA JV – V, LLC (“SAFStor – V”), SAFStor NREA JV – VI, LLC (“SAFStor – VI”), SAFStor NREA JV – VII, LLC (“SAFStor – VII”), and SAFStor NREA JV – VIII, LLC (“SAFStor – VIII”) (collectively, “SAFStor”), pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement ("SAFStor Mezzanine Loan Agreement I"), in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On December 8, 2022, NSP completed a transaction that resulted in it acquiring 100% of the equity interest in SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to an Omnibus Amendment to and Reaffirmation of Loan Documents (the “SAFStor Recourse Guaranty II”) in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under a Loan Agreement (“SAFStor Loan Agreement II”), in an aggregate principal amount of $41.99 million, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement II”), in the amount of $1.08 million, for the benefit of entities indirectly owned by SAFStor. Pursuant to the SAFStor Recourse Guaranty I and SAFStor Recourse Guaranty II, the Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined in the respective SAFStor Loan Agreement) arising out of or in connection with certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the respective SAFStor Loan Agreement. The Company also guarantees the full payment of the debt upon the occurrence of any Springing Recourse Events (as defined in the respective SAFStor Loan Agreement), such as if the borrower voluntarily files a bankruptcy or similar liquidation or reorganization action or upon certain other violations of the respective SAFStor Loan Agreement. The guarantees by the Company are limited for loss recourse events, to the loss attributable to properties in which it indirectly owns an interest and for Springing Recourse Events (as defined in the respective SAFStor Loan Agreement) to the pro-rata share of the aggregate liability of all guarantors within the pool of the guarantor properties. As of March 31, 2024, the outstanding balance of the pools of guaranties is $272.69 million.

On September 14, 2022, the Company entered into guaranties (the “BS Guaranties”) for the benefit of JPMorgan Chase Bank, National Association (“JPM”) and any additional or subsequent lenders from time to time (collectively, “BS Lender”) under a loan agreement (the "BS Loan Agreement"), pursuant to which the Company guaranteed certain obligations of the borrowers (“BS Borrower”) under the BS Loan Agreement. The Company, through its ownership in NSP, owns an indirect interest in BS Borrower and entered into the BS Guaranties as a condition of BS Lender lending to BS Borrower under the BS Loan Agreement. Pursuant to the BS Guaranties, the Company guaranteed certain carrying obligations, including interest payments, of BS Borrower and certain recourse obligations of BS Borrower pertaining to exculpation or indemnification of BS Lender. The BS Guaranties also provide that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by BS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The BS Loan Agreement provides for a single initial advance of the loan in the amount of $221.8 million to BS Borrower on the closing date and provides BS Borrower the right to request additional advances in connection with subsequently acquired properties. Amounts outstanding under the BS Loan Agreement are due and payable on March 9, 2024 which date may, at the option of BS Borrower, be extended for an additional six months upon the satisfaction of certain terms and conditions. On March 8, 2024, the BS Lender agreed to extend the maturity date to March 22, 2024. On March 22, 2024, the BS Lender agreed to extend the maturity date on the two loans to September 9, 2024. Borrowings outstanding under the BS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising BS Borrower and bear interest at the one-month SOFR, subject to a floor of 0.5%, plus an applicable spread of approximately 4.0% with respect to approximately $133.3 million of principal as of March 31, 2024 and approximately 5.4% with respect to approximately $46.9 million of principal as of March 31, 2024.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NREF, HFRO and NexPoint Real Estate Strategies Fund (collectively, the "NSP Co-Guarantors"), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP ("Extra Space") pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains outstanding as of March 31, 2024. As of March 31, 2024, the outstanding NSP Series D Preferred Stock accrued dividends

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was $7.3 million, and the Company and NREF OP IV REIT SUB, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

Separately, on September 14, 2022, the Company entered into a Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (the “CMBS Guaranty”) for the benefit of JPM and any additional or subsequent lenders from time to time (collectively, the “CMBS Lender”) under a loan agreement (the "CMBS Loan Agreement"), by and among the borrowers thereunder (collectively, “CMBS Borrower”) and the CMBS Lender. The Company, through its ownership in NSP, owns an indirect interest in CMBS Borrower and entered into the CMBS Guaranty as a condition of CMBS Lender lending to CMBS Borrower under the CMBS Loan Agreement. Pursuant to the CMBS Guaranty, the Company guaranteed certain recourse obligations of CMBS Borrower pertaining to exculpation or indemnification of CMBS Lender. The CMBS Guaranty also provides that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by CMBS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The CMBS Loan Agreement provides for a loan of $356.5 million to CMBS Borrower. Amounts outstanding under the CMBS Loan Agreement are due and payable on September 9, 2024 which date may, at the option of CMBS Borrower, be extended for three successive one-year terms upon the satisfaction of certain terms and conditions. Borrowings outstanding under the CMBS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising CMBS Borrower and bear interest at one-month SOFR plus a spread of approximately 3.6%, which will increase by 0.1% upon a second extension of the loan maturity and by an additional approximately 0.15% upon a third extension of the loan maturity.

Subsidiary Investment Management Agreement

SFP is a party to a management agreement (the "SFP IMA") with NexAnnuity pursuant to which NexAnnuity provides investment management services to SFP. Mr. Dondero serves as President of NexAnnuity, which is indirectly owned by a trust of which Mr. Dondero is the primary beneficiary. As discussed in Note 9, the Company disposed of its interest in SFP on September 1, 2023. Prior to its disposition, the Company paid $0.1 million in management fees to NexAnnuity.

In exchange for its services, the SFP IMA provided that NexAnnuity would receive a management fee (the "SFP Management Fee") paid monthly in an amount equal to 1.0% of the average weekly value of an amount equal to the total assets of SFP, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the investment objective, investment guidelines and policies under the SFP IMA, and/or (iv) any other means, plus any value added tax or any other applicable tax, if any, thereon. NexAnnuity could waive all or a portion of the SFP Management Fee.

Other Related Party Transactions

The Company has in the past, and may in the future, utilize the services of affiliated parties. The Company holds multiple operating accounts at NexBank. The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC ("NexVest"), an affiliate of the Adviser. For three months ended March 31, 2024 and 2023, the Company through its subsidiaries has paid approximately $0.2 million and $0.1 million, respectively, in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and had a fixed fee of $750 per month. Effective January 1, 2023, the property management agreement was amended and the property management fee was increased to $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the three months ended March 31, 2024 and 2023, Cityplace Tower reimbursed $0.5 million and $0.4 million, respectively, to NexVest for these expenses.

A director and officer of the Company, who controls the Adviser, which externally manages the Company, also (i) is the beneficiary of a trust that indirectly owns 100% of the limited partnership interests in the parent of the Adviser and

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directly owns 100% of the general partnership interests in the parent of the Adviser and (ii) is a director of NexBank Capital, the holding company of NexBank, directly owns a minority of the common stock of NexBank, and is the beneficiary of a trust that directly owns a substantial portion of the common stock of NexBank.

The Company is a limited guarantor and an indemnitor on one of NexPoint Hospitality Trust's ("NHTs") loans with an aggregate principal amount of $77.4 million as of March 31, 2024. NHT is a publicly traded hospitality REIT that is managed by an affiliate of the Adviser. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

On December 8, 2022, the Company, through NexPoint Real Estate Opportunities, LLC ("NREO"), entered into a Contribution Agreement pursuant to which NREO contributed all of its interests in the joint ventures (the "SAFStor Ventures") with SAFStor NREA GP – I, LLC, SAFStor NREA GP – II, LLC and NREA GP – III, LLC to NexPoint Storage Partners Operating Company, LLC (the "NSP OC") in exchange for approximately 47,064 newly created Class B common operating company units of the NSP OC ("Class B Units"), representing 14.8% of the outstanding combined classes of common units of the NSP OC (the "NSP OC Common Units") immediately after NREO’s acquisition of Class B Units. The NSP OC is the operating company of NSP, of which the Company owns approximately 86,369 shares, or 52.8%, of the outstanding common stock as of March 31, 2024. In connection with the foregoing, the NSP OC acquired all of the other interests in the SAFStor Ventures from affiliates of the Adviser following which they were wholly owned by a subsidiary of the NSP OC. The SAFStor Ventures are invested, through subsidiaries, in various self-storage real estate development projects primarily located on the East Coast of the United States. As of March 31, 2024, the Company owns approximately 47,064 Class B Units, or 29.9%, of the outstanding NSP OC Common Units.

On December 23, 2022, the Company, through NREO, redeemed 2,100,000 common units of limited partnership (the "NREF OP Units") of NexPoint Real Estate Finance Operating Partnership, L.P. (the "NREF OP") for 2,100,000 shares of common stock of NREF. The NREF OP is the operating partnership of NREF, a publicly traded mortgage REIT managed by an affiliate of the Adviser.

On September 1, 2023, the Company, through one of its wholly owned TRSs, entered into a contribution agreement to transfer the Structured Note in SFP and all its rights, title and interests to related party NHI and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. On September 28, 2023, the Company, through one of its wholly owned TRSs, redeemed 2,000 shares of Class A Preferred Stock in NHI. On October 24, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NHI. On November 10, 2023, the Company, through one of its wholly owned TRSs, redeemed 1,000 shares of Class A Preferred Stock in NHI. On January 12, 2024, the Company, through one of its wholly owned TRSs, redeemed 1,700 shares of Class A Preferred Stock in NHI.

Related Party Investments

The Company, from time to time, may invest in entities managed by affiliates of the Adviser. For the three months ended and as of March 31, 2024, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Hospitality Trust	Common Stock	$2,782	$(2,104)	$—	$—	$—	$(2,104)
NexPoint Real Estate Finance, Inc.	Common Stock	30,156	(2,919)	—	—	1,050	(1,869)
NexPoint Storage Partners, Inc.	Common Stock	69,494	1,308	—	—	—	1,308

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Related Party	Investment	Fair Value/Carrying Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Equity in income (loss)	Interest and Dividends	Total Income
NexPoint Residential Trust, Inc.	Common Stock	2,987	(209)	—	—	43	(166)
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	20,814	—	—	—	407	407
NexPoint Hospitality Trust	Convertible Notes	20,627	(810)	—	—	(4)	(814)
NexPoint Storage Partners Operating Company, LLC	LLC Units	37,869	712	—	—	—	712
SFR WLIF III, LLC	LLC Units	7,002	—	—	214	—	214
Claymore Holdings, LLC	LLC Units	—	—	—	—	—	—
Allenby, LLC	LLC Units	—	(1)	—	—	—	(1)
Haygood, LLC.	LLC Units	—	—	—	—	—	—
VineBrook Homes Operating Partnership, L.P.	Partnership Units	145,433	(2,547)	—	—	1,465	(1,082)
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	69,920	(6,768)	—	—	2,435	(4,333)
NexPoint SFR Operating Partnership, L.P.	Partnership Units	47,676	(2,324)	—	—	617	(1,707)
NexAnnuity Holdings, Inc.	Preferred Shares	65,864	—	—	—	1,296	1,296
NexPoint Storage Partners Operating Company, LLC	Promissory Note	4,986	(14)	—	—	67	53
NexPoint SFR Operating Partnership, L.P.	Promissory Note	500	—	—	—	11	11
Total		$526,110	$(15,676)	$—	$214	$7,387	$(8,075)

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For the three months ended and as of March 31, 2023, the Company had the following investments in entities managed or advised by, or directly or indirectly owned by entities managed or advised by, affiliates of the Adviser (in thousands).

Related Party	Investment	Fair Value	Change in Unrealized Gain/(Loss)	Realized Gain/(Loss)	Interest and Dividends	Total Income
SFR WLIF III, LLC	LLC Units	$7,289	$213	$—	$—	$213
NexPoint Residential Trust, Inc.	Common Stock	3,875	13	—	37	50
NexPoint Hospitality Trust	Common Stock	22,935	(4,750)	—	—	(4,750)
NexPoint Hospitality Trust	Convertible Notes	21,677	198	—	62	260
NexPoint Storage Partners, Inc.	Common Stock	103,194	(501)	—	—	(501)
NexPoint Storage Partners Operating Company, LLC	LLC Units	56,232	(273)	—	—	(273)
NexPoint SFR Operating Partnership, L.P.	Partnership Units	48,666	(4,813)	—	602	(4,211)
NexPoint SFR Operating Partnership, L.P.	Convertible Notes	29,625	275	—	563	838
Claymore Holdings, LLC	LLC Units	—	—	—	—	—
Allenby, LLC	LLC Units	—	—	—	—	—
NexPoint Real Estate Finance Operating Partnership, L.P.	Partnership Units	76,299	(1,071)	—	2,921	1,850
NexPoint Real Estate Finance, Inc.	Common Stock	32,907	(462)	—	1,439	977
VineBrook Homes Operating Partnership, L.P.	Partnership Units	166,463	(4,625)	—	1,427	(3,198)
Total		$569,162	$(15,796)	$—	$7,051	$(8,745)

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13. Commitments and Contingencies

Commitments

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with the NSP Co-Guarantors, as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The NSP Series D Preferred Stock remains outstanding as of March 31, 2024. As of March 31, 2024, the outstanding NSP Series D Preferred Stock accrued dividends was $7.3 million, and the Company and NREF OP IV REIT SUB, LLC are jointly and severally liable for 85.90% of the guaranteed amount.

On July 2, 2021, the Company, together the Co-Guarantors as limited guarantors, entered into a SAFStor Recourse Guaranty I in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement I, in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor, pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement I, in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to the SAFStor Recourse Guaranty II in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under the SAFStor Loan Agreement II, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under the SAFStor Mezzanine Loan Agreement II, for the benefit of entities indirectly owned by SAFStor. See Note 12 for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $77.4 million outstanding, as of March 31, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $141.7 million as of March 31, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of March 31, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Contingencies

In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of all such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated balance sheets or consolidated statements of operations and comprehensive income (loss) of the Company. The Company is not involved in any material litigation nor, to management’s knowledge, is any material litigation currently threatened against the Company or its properties or subsidiaries.

Environmental liabilities could have a material adverse effect on the Company’s business, assets, cash flows or results of operations. As of March 31, 2024, the Company was not aware of any environmental liabilities. There can be no assurance that material environmental liabilities do not exist.

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Claymore, Allenby and Haygood are engaged in ongoing litigation that could result in a possible gain contingency to the Company. The probability, timing, and potential amount of recovery, if any, are unknown.

14. Operating Leases

Lessor Accounting

The following table summarizes the future minimum lease payments to the Company as the lessor under the operating lease obligations at March 31, 2024 (in thousands). These amounts do not reflect future rental revenues from renewal or replacement of existing leases. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

Year:	Operating Leases
2024	$7,605
2025	9,924
2026	8,600
2027	7,712
2028	4,826
Thereafter	50,407
Total	$89,074

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s consolidated statements of operations (in thousands) for the three months ended March 31, 2024:

For the Three Months Ended March 31, 2024
Tenant	Rental Income
Neiman Marcus Group, LLC	$587
Saputo Dairy Foods	$497

The following table lists the tenants where the rental revenue from the tenants represented 10% or more of total rental income in the Company’s consolidated statements of operations (in thousands) for the three months ended March 31, 2023:

Three Months Ended March 31, 2023
Tenant	Rental Income
Hudson Advisors, LLC	$712

15. Subsequent Events

Dividends Declared

On April 29, 2024, the Board approved a quarterly dividend of $0.15 per common share, payable on June 28, 2024 to shareholders of record on May 15, 2024. The dividend on the Company’s common shares consists of a combination of cash and shares, with the cash component of the dividend (other than cash paid in lieu of fractional shares) not to exceed 20% in the aggregate, with the balance being paid in the Company’s common shares. Also on April 29, 2024, the Board approved a quarterly dividend of $0.34375 per Series A Preferred Share, payable on July 1, 2024 to shareholders of record on June 24, 2024.

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Issuance of Common Shares to Adviser

On April 29, 2024, the Company issued 208,117.75 common shares to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement.

NREF Promissory Note

On April 19, 2024, the OP loaned $6.5 million to NREF OP IV, L.P. (“NREF OP IV”), a subsidiary of NREF, an entity that is managed by an affiliate of the Adviser in exchange for a promissory note (the “NREF Note”). The NREF Note bears interest at 7.535%, which is payable in kind, is interest only during the term of the NREF Note and matures on April 19, 2029.

NHT / NREO Transaction

On April 19, 2024, NREO purchased 2,176,257 of NHT common shares, valued at $0.8 million.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and our historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes included herein and with our 2023 Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Quarterly Report. See “Cautionary Statement Regarding Forward-Looking Statements” in this report and "Risk Factors" in Part I, Item 1A, "Risk Factors" of our 2023 Annual Report.

Overview

As of March 31, 2024, our Portfolio consisted primarily of debt and equity investments in the single-family rental, self-storage, office, hospitality, life science and multifamily sectors. Substantially all of our business is conducted through the OP. The OP GP is the sole general partner of the OP and is owned 100% by the Company. As of March 31, 2024, there were 2,000 OP Units outstanding, of which 100% were owned by us.

On July 1, 2022, or the Deregistration Date, the SEC issued an order pursuant to Section 8(f) of the Investment Company Act declaring that the Company has ceased to be an investment company under the Investment Company Act (the "Deregistration Order"). The issuance of the Deregistration Order enabled the Company to proceed with full implementation of its new business mandate to operate as a diversified REIT that focuses primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to, equity, mortgage, debt, mezzanine debt and preferred equity (the "Business Change").

As a diversified REIT, the Company’s primary investment objective is to provide both current income and capital appreciation. The Company seeks to achieve this objective through the Business Change. Target underlying property types primarily include, but are not limited to, single-family rentals, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. The Company may, to a limited extent, hold, acquire or transact in certain non-real estate securities. We are externally managed by the Adviser through the Advisory Agreement, by and among the Company and the Adviser. The Advisory Agreement was dated July 1, 2022, and amended on October 25, 2022 and April 11, 2023, for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser is wholly owned by our Sponsor.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our shareholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We believe we qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify as a REIT. Taxable income from certain non-REIT activities is managed through one or more TRS entities and is subject to applicable federal, state, and local income and margin taxes.

The high rate environment and ongoing economic uncertainty, has limited credit availability to commercial real estate. Less available and more expensive debt capital has had pronounced effects on the capital markets, making property acquisitions and other investments harder to finance. Similar factors also impact the timing of and proceeds generated from asset sales and our ability to obtain debt capital.

On October 15, 2021, Marc S. Kirschner, as litigation trustee of a litigation subtrust formed in connection with the bankruptcy proceedings of Highland, a former affiliate of our Sponsor, filed a lawsuit (the "Bankruptcy Trust Lawsuit") against various persons and entities, including our Sponsor and James Dondero. In addition, on February 8, 2023, UBS Securities and its affiliate (collectively “UBS”) filed a lawsuit in the Supreme Court of the State of New York, County of New York against Mr. Dondero and a number of entities currently or previously affiliated with Mr. Dondero, seeking to collect on $1.3 billion in judgments UBS obtained against entities that were managed indirectly by Highland (the "UBS Lawsuit"). Neither the Bankruptcy Trust Lawsuit nor the UBS Lawsuit include claims related to our business or our assets. Our Sponsor and Mr. Dondero have informed us they believe the Bankruptcy Trust Lawsuit has no merit and Mr. Dondero has informed us he believes the UBS Lawsuit has no merit; we have been advised that the defendants named in each of the

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lawsuits intend to vigorously defend against the claims. We do not expect the Bankruptcy Trust Lawsuit or the UBS Lawsuit will have a material effect on our business, results of operations or financial condition.

Macroeconomic trends, including increases in or high inflation and rising or high interest rates, may adversely impact our business, financial condition and results of operations. Rising inflation could have an adverse impact on our operating expenses, as these costs could increase at a rate higher than our rental and other revenue. There is no guarantee we will be able to mitigate the impact of rising or high inflation. In response to high inflation, the Federal Reserve raised interest rates to combat inflation and restore price stability. In addition, to the extent our exposure to increases in or high interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases or elevated rates will result in higher debt service costs which will adversely affect our cash flows. We cannot make assurances that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Components of Our Revenues and Expenses

Revenues

Rental income. Our rental income is primarily attributable to the rental revenue from our investment in Cityplace Tower, a 42-story, 1.36 million-square-foot, trophy office building acquired in 2018 as well as rental income from two retail properties. Our rental income also includes utility reimbursements, late fees, common area maintenance reimbursements, and other rental fees charged to tenants.

Interest income. Interest income includes interest earned from our debt investments.

Dividend income. Dividend income includes dividends from our equity investments.

Other income. Other income includes ancillary income earned from tenants such as non-refundable fees, parking fees, and other miscellaneous fees charged to tenants and income items.

Expenses

Property operating expenses. Property operating expenses include property maintenance costs, salary and employee benefit costs, utilities, casualty-related expenses and recoveries and other property operating costs of property owned directly or indirectly by us.

Property management fees. Property management fees include fees paid to NexVest, our property manager, for managing each property directly or indirectly owned by us (see Note 12 to our unaudited consolidated financial statements).

Real estate taxes and insurance. Real estate taxes include the property taxes assessed by local and state authorities depending on the location of each property owned directly or indirectly by us. Insurance includes the cost of commercial, general liability, and other needed insurance for each property owned directly or indirectly by us.

Advisory and administrative fees. Advisory and administrative fees include the fees paid to our Adviser pursuant to the Advisory Agreement (see Note 12 to our unaudited consolidated financial statements).

Property general and administrative expenses. Property general and administrative expenses include the costs of marketing, professional fees, general office supplies, and other administrative related costs of each property owned directly or indirectly by us.

Corporate general and administrative expenses. Corporate general and administrative expenses include, but are not limited to, audit fees, legal fees, listing fees, board of trustee fees, investor relations costs and payments of reimbursements to our Adviser for operating expenses. Corporate general and administrative expenses and the Advisory Fees and Administrative Fees paid to our Adviser were limited to the Expense Cap for the 12 months ended June 30, 2023. This limitation ended June 30, 2023, and did not limit the reimbursement by us of expenses related to securities offerings paid by our Adviser. The Expense Cap also did not apply to legal, accounting, financial, due diligence, and other service fees

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incurred in connection with mergers and acquisitions, extraordinary litigation, or other events outside our ordinary course of business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of real estate assets. Additionally, in the sole discretion of the Adviser, the Adviser may elect to waive reimbursement for eligible out-of-pocket expenses paid on the Company's behalf. Once waived, such expenses are considered permanently waived and become non-recoupable in the future.

Conversion expense - Conversion expenses include the costs of the Business Change in conjunction with the Deregistration Order, which primarily include legal fees and other fees incurred in preparation for or as a direct result of the conversion. These conversion expenses are included in the consolidated statement of operations and comprehensive income (loss) as conversion expenses.

Depreciation and amortization. Depreciation and amortization costs primarily include depreciation of our real properties and amortization of acquired in-place leases on property owned directly or indirectly by us.

Other Income and Expense

Interest Expense. Interest expense primarily includes the cost of interest expense on debt, the amortization of deferred financing costs, if any, and the related impact of interest rate derivatives, if any, used to manage our interest rate risk.

Equity in Earnings (Losses) of Unconsolidated Ventures. Equity in earnings (losses) of unconsolidated ventures represents the change in our basis in equity method investments resulting from our share of the investments’ income and expenses. Profit and loss from equity method investments for which we’ve elected the fair value option are classified in divided income, change in unrealized gains and realized gains as applicable.

Income Tax Expense. Income tax expense is primarily derived from taxable gains from asset sales and other income earned from investments held in our TRSs.

Unrealized Gain (Loss) on Investments. Unrealized gains and losses represent changes in fair value for equity method investments, CLO equity investments, bonds, common stock, convertible notes, LLC interests, LP interests, rights and warrants, and senior loans for which the fair value option has been elected.

Realized Gain (Loss) on Investments. The Company recognizes the excess, or deficiency, of net proceeds received, less the carrying value of such investments, as realized gains or losses, respectively. The Company reverses cumulative, unrealized gains or losses previously reported in its Consolidated Statements of Operations on both the Successor and Predecessor basis with respect to the investment sold at the time of the sale.

Real Estate Investments Statistics

As of March 31, 2024, the Company was invested in two retail properties and one office and hospitality property (excluding investments in undeveloped land), as listed below:

					Average Effective Monthly Occupied Rent Per Square Foot (1) as of	% Occupied (2) as of
Property Name	Rentable Square Footage (in thousands)	Property Type		Date Acquired	March 31, 2024	March 31, 2024
White Rock Center	82,793	Retail		6/13/2013	$1.55	70.2%
5916 W Loop 289	30,140	Retail		7/23/2013	$—	—	% (4)
Cityplace Tower	1,365,711	Office & Hospitality	(3)	8/15/2018	$2.15	51.2%
	1,478,644

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(1)

Average effective monthly occupied rent per square foot is equal to the average of the contractual rent for commenced leases as of March 31, 2024, minus any tenant concessions over the term of the lease, divided by the occupied square footage of commenced leases as of March 31, 2024.

(2)	Percent occupied is calculated as the rentable square footage occupied as of March 31, 2024, divided by the total rentable square footage, expressed as a percentage.
(3)	Cityplace is currently under development and the Company is converting part of the property into a hotel, which was still under construction as of March 31, 2024.
(4)	The property's tenant vacated in the fourth quarter of 2023. The Company is currently looking into leasing out the property.

Results of Operations for the Three Months Ended March 31, 2024, 2023 and December 31, 2023

The Company previously presented comparisons of its results of operations to the immediately preceding quarter, because the Company believes that comparisons to periods in which the Company operated as a registered investment company are not useful to our shareholders. On a go forward basis, the Company will now be providing comparisons to the corresponding quarter of the prior year because management believes this presentation aligns with industry standards. In the first filing after the change in the basis of comparison, we are required to disclose a comparison of the results for the current quarter to both the immediately preceding sequential quarter and the corresponding quarter of the preceding fiscal

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year. Accordingly, we have compared the results for the three months ended March 31, 2024 with the results for the three months ended March 31, 2023, and December 31, 2023, where applicable.

The following tables set forth a summary of our operating results for the three months ended March 31, 2024, 2023 and December 31, 2023 (in thousands):

	For the Three Months Ended March 31
	2024	2023	$ Change
Total revenues	$12,805	$14,866	$(2,061)
Total expenses	(12,536)	(12,538)	2
Operating income	269	2,328	(2,059)
Interest expense	(4,531)	(3,462)	(1,069)
Equity in income (losses) of unconsolidated ventures	(1,154)	(76)	(1,078)
Income tax expense	(550)	(806)	256
Change in unrealized gains (losses)	6,290	(18,640)	24,930
Realized gains (losses)	(21,872)	1,135	(23,007)
Net income (loss)	(21,548)	(19,521)	(2,027)
Net (income) loss attributable to preferred shareholders	(1,155)	(1,155)	—
Net income (loss) attributable to common shareholders	$(22,703)	$(20,676)	$(2,027)

	For the Three Months Ended March 31	For the Three Months Ended December 31,
	2024	2023	$ Change
Total revenues	$12,805	$22,174	$(9,369)
Total expenses	(12,536)	(12,427)	(109)
Operating income	269	9,747	(9,478)
Interest expense	(4,531)	(4,505)	(26)
Equity in income (losses) of unconsolidated ventures	(1,154)	(283)	(871)
Income tax expense	(550)	(1,287)	737
Change in unrealized gains (losses)	6,290	(18,651)	24,941
Realized gains (losses)	(21,872)	(916)	(20,956)
Net income (loss)	(21,548)	(15,895)	(5,653)
Net (income) loss attributable to preferred shareholders	(1,155)	(2,309)	1,154
Net income (loss) attributable to common shareholders	$(22,703)	$(18,204)	$(4,499)

The net loss for the three months ended March 31, 2024, 2023 and December 31, 2023, primarily relates to mark-to-market losses on our investments accounted for at fair value partially offset by interest and dividends.

Revenues

Rental income. Rental income was $4.0 million for the three months ended March 31, 2024, compared to $4.7 million for the three months ended March 31, 2023, which was a decrease of approximately $0.7 million and compared to $4.8 million for the three months ended December 31, 2023, which was a decrease of approximately $0.8 million. Rental income decreased between the periods due to a decrease in occupancy at Cityplace Tower.

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Interest and dividends. Interest and dividends totaled $8.7 million for the three months ended March 31, 2024, compared to $10.1 million for the three months ended March 31, 2023, which was a decrease of approximately $1.4 million and compared to $17.2 million for the three months ended December 31, 2023, which was a decrease of approximately $8.5 million. The decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023, was attributed to a decrease in dividends from CLO equity investments. The decrease between the three months ended March 31, 2024 and the three months ended December 31, 2023, was attributed to a decrease in dividends from CLO equity investments.

Other income. Other income was approximately $27.0 thousand for the three months ended March 31, 2024, compared to $9.0 thousand for the three months ended March 31, 2023, which was an increase of approximately $18.0 thousand and compared to $180.0 thousand for the three months ended December 31, 2023, which was a decrease of approximately $153.0 thousand. The increase between the three months ended March 31, 2024 and the three months ended March 31, 2023, was attributed to an increase in parking revenue. The decrease between the three months ended March 31, 2024 and the three months ended December 31, 2023, was attributed to a decrease in asset management fees, and other miscellaneous income.

Expenses

Property operating expenses. Property operating expenses were $1.6 million for the three months ended March 31, 2024, compared to $1.5 million for the three months ended March 31, 2023, which was an increase of approximately $0.1 million and compared to $1.9 million for the three months ended December 31, 2023, which was a decrease of approximately $0.3 million. The increase between the three months ended March 31, 2024 and the three months ended March 31, 2023, was primarily due to an increase in repair and maintenance expenses. The decrease between the three months ended March 31, 2024 and the three months ended December 31, 2023, was primarily due to a decrease in tenant bill backs and cleaning expenses.

Property management fees. Property management fees were $0.2 million for the three months ended March 31, 2024, compared to $0.2 million for the three months ended March 31, 2023, and compared to $0.2 million for the three months ended December 31, 2023.

Real estate taxes and insurance. Real estate taxes and insurance costs were $1.2 million for the three months ended March 31, 2024, compared to $1.4 million for the three months ended March 31, 2023, which was a decrease of approximately $0.2 million and compared to $0.3 million for the three months ended December 31, 2023, which was an increase of approximately $0.9 million. Real estate taxes and insurance expenses consist primarily of expenses from our investment in Cityplace Tower. The decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023 was primarily due to a decrease in property tax budgets. The increase between the three months ended March 31, 2024 and the three months ended December 31, 2023 was primarily due to a 2023 tax appeal received in December of 2023, that reduced the tax expense for the three months ended December 31, 2023.

Advisory and administrative fees. For the three months ended March 31, 2024, the Company incurred Administrative Fees and Advisory Fees of $3.2 million. For the three months ended March 31, 2023, the Company incurred Administrative Fees and Advisory Fees of $3.6 million, inclusive of $0.4 million in expenses that were waived and cannot be recouped by the Adviser. For the three months ended December 31, 2023, the Company incurred Administrative Fees and Advisory Fees of $3.0 million. The Expense Cap expired on June 30, 2023. The decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023, is primarily attributed to a decrease in total assets used to calculate the Administrative and Advisory Fees. The increase between the three months ended March 31, 2024 and the three months ended December 31, 2023, is primarily attributed to an increase in total assets used to calculate the Administrative and Advisory Fees.

Property general and administrative expenses. Property general and administrative expenses were $0.7 million for the three months ended March 31, 2024, compared to $0.7 million for the three months ended March 31, 2023 and compared to $1.6 million for the three months ended December 31, 2023, which was a decrease of approximately $0.9 million. The decrease between the three months ended March 31, 2024 and the three months ended December 31, 2023 is primarily attributed to a decrease in professional fees. Property general and administrative expenses consist primarily of expenses from our investment in Cityplace Tower.

Corporate general and administrative expenses. Corporate general and administrative expenses were $2.8 million for the three months ended March 31, 2024, compared to $1.5 million for the three months ended March 31, 2023, which was

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an increase of approximately $1.3 million and compared to $2.5 million for the three months ended December 31, 2023, which was an increase of approximately $0.3 million. The increase between periods was primarily due to an increase in accounting and audit fees.

Conversion expenses. Conversion expenses were $0.0 million for the three months ended March 31, 2024, compared to $0.2 million for the three months ended March 31, 2023, which was a decrease of approximately $0.2 million and compared to $(0.2) million for the three months ended December 31, 2023. The decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023, was primarily due to a decrease in expenses related to the REIT conversion. The change between the three months ended March 31, 2024 and the three months ended December 31, 2023, was due to a write off of conversion expenses.

Depreciation and amortization. Depreciation and amortization costs were $2.8 million for the three months ended March 31, 2024, compared to $3.5 million for the three months ended March 31, 2023, which was a decrease of approximately $0.7 million and compared to $3.0 million for the three months ended December 31, 2023, which was a decrease of approximately $0.2 million. Due to the Business Change, the fair value of our real estate properties as of July 1, 2022 became the new cost basis for the Company. This change reset the depreciable basis of our properties as well as caused the recognition of new intangible lease assets. The decrease between the periods was primarily due to the amortization of in place leases of $0.2 million for the three months ended March 31, 2024, and amortization of in place leases of $0.6 million for the three months ended December 31, 2023, compared to $1.2 million for the three months ended March 31, 2023.

Other Income and Expense

Interest expense. Interest expense was $4.5 million for the three months ended March 31, 2024, compared to $3.5 million for the three months ended March 31, 2023, which was an increase of approximately $1.0 million and compared to $4.5 million for the three months ended December 31, 2023. The increase between the three months ended March 31, 2024 and the three months ended March 31, 2023, was primarily due to an increase in debt of approximately $29.2 million.

Equity in income (losses) of unconsolidated ventures. Equity in losses of unconsolidated ventures was $(1.2) million for the three months ended March 31, 2024, compared to $(0.1) million for the three months ended March 31, 2023, which was a decrease of approximately $1.1 million and compared to $(0.3) million for the three months ended December 31, 2023, which was a decrease of approximately $0.9 million. The decrease between periods was primarily due to a decrease in net income at Marriot Uptown.

Income tax expense. The Company has recorded income tax expense (benefit) of $0.6 million associated with the TRSs for the three months ended March 31, 2024, $0.9 million associated with the TRSs for the three months ended March 31, 2023 and $1.3 million associated with the TRSs for the three months ended December 31, 2023. The tax expense for the three months ended March 31, 2024 is partially offset by the annual change in valuation allowance on a deferred tax asset of $0.0 million for a net expense of $0.6 million for the three months ended March 31, 2024, that is recorded on the Consolidated Statement of Operations. The tax expense for the three months ended March 31, 2023, is partially offset by removing the valuation allowance on a deferred tax asset of $0.1 for a net expense of $0.9 million for the three months ended March 31, 2023, that is recorded on the Consolidated Statement of Operations. The tax expense for the three months ended December 31, 2023, is partially offset by removing the valuation allowance on a deferred tax asset of $0.6 million for a net expense of $1.3 million for the three months ended December 31, 2023.

Change in unrealized gains (losses). Unrealized gains (losses) from our investments accounted for at fair value was $6.3 million for the three months ended March 31, 2024, compared to $(18.6) million for the three months ended March 31, 2023, which was an increase of approximately $24.9 million and compared to $(18.7) million for the three months ended December 31, 2023, which was an increase of approximately $25.0 million. The gains for the three months ended March 31, 2024 were largely driven by redemptions of the legacy CLO positions, which generated realized losses and a positive change in unrealized, mark-to-market gains on NexPoint Storage Partners, Inc. ("NSP") common equity of $1.3 million, offset by NREF OP Units of $6.8 million, and NREF common stock of $2.9 million. The losses for the three months ended March 31, 2023 were primarily driven by mark-to-market losses on common units of SFR OP of $4.8 million, mark-to-market losses on NHT common stock of $4.7 million and losses on VB OP common units of $4.6 million. The losses for the three months ended December 31, 2023, were primarily driven by losses on the legacy CLOs of $6.6 million, mark-to-market losses on NHT common stock of $4.6 million, and losses on NREF OP units of $3.0 million.

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Realized gains (losses). Realized gains (losses) were $(21.9) million for the three months ended March 31, 2024, compared to $1.1 million for the three months ended March 31, 2023, which was a decrease of approximately $23.0 million and compared to $(0.9) million for the three months ended December 31, 2023, which was a decrease of approximately $(21.0) million. The losses for the three months ended March 31, 2024 were primarily driven by realized losses on the legacy CLOs of $22.8 million. The gains for the three months ended March 31, 2023 were primarily driven by a realized gains on the sale of equities of $1.1 million. The losses for the three months ended December 31, 2023, were primarily driven by realized losses on a legacy CLO of $1.5 million.

Non-GAAP Measurements

Net Operating Income and Same Store Net Operating Income

Net Operating Income ("NOI") is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties to other comparable properties, to determine trends in earnings and to compute the fair value of our properties as NOI is calculated by adjusting net income (loss) to add back (1) interest expense, (2) Advisory Fees and Administrative Fees, (3) the impact of depreciation and amortization, (4) corporate general and administrative expenses, (5) income tax expenses, (6) conversion expenses, (7) non-operating property investment revenue, (8) realized and change in unrealized gains (losses) generated from non-real estate investments, and (9) equity in income (losses) of unconsolidated equity method ventures.

The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital, which may have changed or may change in the future. Corporate general and administrative expenses, advisory fees and administrative fees, conversion expenses, and income tax expenses are eliminated because they do not reflect continuing operating costs of the property. Depreciation and amortization expenses are eliminated because they may not accurately represent the actual change in value in our properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Equity in income (losses) of unconsolidated equity method ventures are eliminated because they do not reflect continuing operating costs of the properties. Non-operating property investment revenue and realized and change in unrealized gains (losses) from non-real estate investments are eliminated as they do not reflect continuing operating costs of the properties. We believe that eliminating these items from net income (loss) is useful because the resulting measure captures the actual ongoing revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes corporate general and administrative expenses, interest expense, Advisory Fees and Administrative Fees, conversion expenses, income tax expenses, depreciation and amortization expense, non-operating property investment revenue and realized and change in unrealized gains and losses generated from non-real estate investments, and equity in income or losses of unconsolidated equity method ventures, all of which may be material values. NOI may fail to capture significant trends in these components of net income, which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI.

Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

We define “Same Store NOI” as NOI for our properties that are comparable between periods and that are stabilized. Please see below for a discussion of properties included as Same Store (defined below). We view Same Store NOI as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions from the beginning of the compared period to the end of the current period.

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NOI and Same Store NOI for the Three Months Ended March 31, 2024, 2023 and Three Months Ended December 31, 2023

The following table reconciles our NOI for the three months ended March 31, 2024 and 2023 and for the three months ended December 31, 2023 to net income (loss), the most directly comparable GAAP financial measure (in thousands):

	For the Three Months Ended March 31	For the Three Months Ended March 31	For the Three Months Ended December 31
	2024	2023	2023
Net loss	$(21,548)	$(19,521)	$(15,895)
Adjustments to reconcile net loss to NOI:
Advisory and administrative fees	3,246	3,578	3,033
Corporate general and administrative expenses	2,835	1,496	2,548
Conversion expenses	—	163	(241)
Income tax expense	550	806	1,287
Depreciation and amortization	2,796	3,524	3,009
Interest expense	4,531	3,462	4,505
Non-operating property investment revenue¹	(8,731)	(10,137)	(17,226)
Realized gains (losses) from non-real estate investments	21,872	(1,135)	916
Change in unrealized (gains) losses from non-real estate investments	(6,290)	18,640	18,651
Equity in (income) losses of unconsolidated equity method ventures	1,154	76	283
NOI	$415	$952	$870
Less Non-Same Store
Revenues	$(3,752)	$(4,382)	$(4,604)
Operating expenses	3,507	3,644	3,962
Same Store NOI	$170	$214	$228

(1)    Non-operating property investment revenue is defined as revenue included in the consolidated financial statements, that are from non-operating properties such as dividend income and interest income.

Net Operating Income for Our Same Store and Non-Same Store Properties for the Three Months Ended March 31, 2024 and 2023 and December 31, 2023

There are two properties, White Rock Center and 5916 W Loop 289, in our same store pool for the three months ended March 31, 2024, and 2023 and December 31, 2023 (our "Same Store" properties). Our Same Store properties exclude Cityplace Tower as of March 31, 2024 and 2023 and December 31, 2023, because it was not yet stabilized, meaning construction or renovation was not completed. Non-Same Store properties include properties not yet stabilized.

The following table reflects the revenues, property operating expenses and NOI for the three months ended March 31, 2024 and 2023 and December 31, 2023 for our Same Store and Non-Same Store properties (dollars in thousands):

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	For the Three Months Ended March 31
	2024	2023	$ Change	% Change
Revenues
Same Store
Rental income	$322	$347	$(25)	-7.3%
Same Store revenues	322	347	(25)	-7.3%
Non-Same Store
Rental income	3,725	4,373	(648)	-14.8%
Other income	27	9	18	N/M
Non-Same Store revenues	3,752	4,382	(630)	-14.4%
Total revenues	4,074	4,729	(655)	-13.9%

Operating expenses
Same Store
Property operating expenses	49	24	25	101.2%
Real estate taxes and insurance	80	82	(2)	-2.7%
Property management fees	17	17	—	-1.6%
Property general and administrative expenses	6	10	(4)	-36.1%
Same Store operating expenses	152	133	19	14.3%
Non-Same Store
Property operating expenses	1,528	1,482	45	3.0%
Real estate taxes and insurance	1,159	1,275	(116)	-9.1%
Property management fees	159	153	6	3.9%
Property general and administrative expenses	661	733	(72)	-9.8%
Non-Same Store operating expenses	3,507	3,644	(137)	-3.8%
Total operating expenses	3,659	3,777	(118)	-3.1%

NOI
Same Store	170	214	(44)	-20.8%
Non-Same Store	245	738	(493)	N/M
Total NOI	$415	$952	$(537)	N/M

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	For the Three Months Ended March 31	For the Three Months Ended December 31
	2024	2023	$ Change	% Change
Revenues
Same Store
Rental income	$322	$344	$(23)	-6.4%
Same Store revenues	322	344	(23)	-6.4%
Non-Same Store
Rental income	3,725	4,424	(699)	-15.8%
Other income	27	180	(153)	N/M
Non-Same Store revenues	3,752	4,604	(852)	-18.5%
Total revenues	4,074	4,948	(874)	-17.7%

Operating expenses
Same Store
Property operating expenses	49	42	7	16.7%
Real estate taxes and insurance	80	41	39	95.1%
Property management fees	17	18	(1)	-5.6%
Property general and administrative expenses	6	15	(9)	-60.0%
Same Store operating expenses	152	116	36	31.0%
Non-Same Store
Property operating expenses	1,528	1,894	(366)	-19.3%
Real estate taxes and insurance	1,159	279	880	315.4%
Property management fees	159	155	4	2.6%
Property general and administrative expenses	661	1,634	(973)	-59.5%
Non-Same Store operating expenses	3,507	3,962	(455)	-11.5%
Total operating expenses	3,659	4,078	(419)	-10.3%

NOI
Same Store	170	228	(58)	-25.4%
Non-Same Store	245	642	(397)	N/M
Total NOI	$415	$870	$(455)	N/M

See reconciliation of net income (loss) to NOI above under “NOI and Same Store NOI for the Three Months Ended March 31, 2024 and 2023 and December 31, 2023.”

Same Store Results of Operations for the Three Months Ended March 31, 2024 and 2023 and December 31, 2023

As of March 31, 2024, our Same Store properties were approximately 51.5% leased with a weighted average monthly effective occupied rent per square foot of $1.14, compared to 75.4% leased with a weighted average monthly effective rent per square foot of $1.21 as of March 31, 2023 and compared to 49.6% leased with a weighted average monthly effective

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occupied rent per square foot of $1.11 as of December 31, 2023. For our Same Store properties, we recorded the following operating results for the three months ended March 31, 2024 and 2023 and December 31, 2023.

Revenues

Rental Income. Rental income was $0.3 million for the three months ended March 31, 2024, compared to $0.3 million for the three months ended March 31, 2023 and compared to $0.3 million for the three months ended December 31, 2023.

Expenses

Property operating expenses. Property operating expenses were $48.9 thousand for the three months ended March 31, 2024, compared to $24.3 thousand for the three months ended March 31, 2023, which was an increase of approximately $24.7 thousand or 101.2% and compared to $41.6 thousand for the three months ended December 31, 2023, which was an increase of approximately $7.3 thousand or 16.7%. The majority of the increase between the three months ended March 31, 2024 and the three months ended March 31, 2023, is related to an increase in repair and maintenance costs. The majority of the increase between the three months ended March 31, 2024 and the three months ended December 31, 2023, is related to an increase in repair and maintenance costs.

Real estate taxes and insurance. Real estate taxes and insurance costs were $79.8 thousand for the three months ended March 31, 2024, compared to $82.0 thousand for the three months ended March 31, 2023, which was a decrease of approximately $2.2 thousand or (2.7)% and compared to $41.1 thousand for the three months ended December 31, 2023, which was an increase of approximately $39.0 thousand, or 95.1%. The majority of the decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023, is related to a decrease in the property tax budget. The majority of the increase between the three months ended March 31, 2024 and the three months ended December 31, 2023, is related to a 2023 tax appeal that was finalized in December of 2023.

Property management fees. Property management fees were $17.0 thousand for the three months ended March 31, 2024, compared to $17.3 thousand for the three months ended March 31, 2023, which was a decrease of approximately $0.3 thousand, or (1.6)% and compared to $18.4 thousand for the three months ended December 31, 2023, which was a decrease of $1.0 thousand, or approximately (5.6)%. The decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023 is related to a decrease in rental revenue, which the management fee is calculated off of. The decrease between the three months ended March 31, 2024 and December 31, 2023 is related to a decrease in rental revenue, which the management fee is calculated off of.

Property general and administrative expenses. Property general and administrative expenses were $6.2 thousand for the three months ended March 31, 2024, compared to $9.7 thousand for the three months ended March 31, 2023, which was a decrease of approximately $3.5 thousand, or (36.1)% and compared to $15.2 thousand for the three months ended December 31, 2023, which was a decrease of approximately $9.0 thousand or (60.0)%. The majority of the decrease between the three months ended March 31, 2024 and the three months ended March 31, 2023 is related to a decrease in office supply equipment expenses. The majority of the decrease between the three months ended March 31, 2024 and the three months ended December 31, 2023 is related to a decrease in office supply equipment expenses.

FFO and AFFO

We believe that net income (loss), as defined by GAAP, is the most appropriate earnings measure. We also believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and adjusted funds from operations (“AFFO”) are important non-GAAP supplemental measures of operating performance for a REIT.

Since the historical cost accounting convention used for real estate assets requires depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income (loss), as defined by GAAP. We compute FFO attributable to common shareholders as net income (loss), excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and realized gains (losses). Our calculation of FFO differs slightly from NAREIT's definition of FFO because we exclude

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realized gains (losses). We believe the exclusion of realized gains (losses) is appropriate because these realized gains (losses) are not related to our real estate properties.

AFFO makes certain adjustments to FFO in order to arrive at a more refined measure of the operating performance of our Portfolio. There is no industry standard definition of AFFO and practice is divergent across the industry. AFFO adjusts FFO to remove items such as equity based compensation expense and the amortization of deferred financing costs incurred in connection with obtaining long-term debt financing, and change in unrealized gains (losses). We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other REITs that are not as involved in the aforementioned activities.

We believe that the use of FFO and AFFO, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income (loss) as defined by GAAP and should not be considered as an alternative or substitute to those measures in evaluating our liquidity or operating performance. FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO to net income (loss), the most directly comparable GAAP financial measure, for the three months ended March 31, 2024 and 2023 and December 31, 2023 (in thousands, except per share amounts):

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		For the Three Months Ended March 31,	For the Three Months Ended March 31,
		2024	2023	% Change
Net income (loss)		$(21,548)	$(19,521)	10.4%
Depreciation and amortization		2,796	3,524	-20.7%
Realized (gains) losses		21,872	(1,135)	N/M
FFO		3,120	(17,132)	-118.2%
Distributions to preferred shareholders		(1,155)	(1,155)	0.0%
FFO attributable to common shareholders		1,965	(18,287)	-110.7%

FFO per share - basic		$0.05	$(0.49)	-110.2%
FFO per share - diluted		$0.05	$(0.49)	-110.2%
			—
Equity-based compensation expense		547	—	—%
Amortization of deferred financing costs - long term debt		(271)	(474)	-42.8%
Change in unrealized (gains) losses		(6,290)	18,640	N/M
AFFO attributable to common shareholders		(4,049)	(121)	3,246.3%

AFFO per share - basic		$(0.10)	$0.00	3,124.9%
AFFO per share - diluted		$(0.10)	$0.00	3,063.4%

Weighted average common shares outstanding - basic		38,572	37,172	3.8%
Weighted average common shares outstanding - diluted	(1)	39,321	37,172	5.8%

Dividends declared per common share		$0.15	$0.15	—%
Net income (loss) coverage	(2)	-3.72x	-3.5x	5.36%
FFO Coverage - diluted	(2)	0.33x	-3.28x	-110.16%
AFFO Coverage - diluted	(2)	-0.69x	-0.02x	3,063.43%

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		For the Three Months Ended March 31,	For the Three Months Ended December 31,
		2024	2023	% Change
Net income (loss)		$(21,548)	$(15,895)	35.6%
Depreciation and amortization		2,796	3,009	-7.1%
Realized (gains) losses		21,872	916	N/M
FFO		3,120	(11,970)	-126.1%
Distributions to preferred shareholders		(1,155)	(1,154)	0.1%
FFO attributable to common shareholders		1,965	(13,124)	-115.0%

FFO per share - basic		$0.05	$(0.34)	-115.0%
FFO per share - diluted		$0.05	$(0.37)	-113.6%
			—
Equity-based compensation expense		547	431	26.9%
Amortization of deferred financing costs - long term debt		(271)	(335)	-19.1%
Change in unrealized (gains) losses		(6,290)	18,651	N/M
AFFO attributable to common shareholders		(4,049)	5,623	-172.0%

AFFO per share - basic		$(0.10)	$0.15	-170.6%
AFFO per share - diluted		$(0.10)	$0.15	-170.3%

Weighted average common shares outstanding - basic		38,572	37,798	2.0%
Weighted average common shares outstanding - diluted	(1)	39,321	38,388	2.4%

Dividends declared per common share		$0.15	$0.15	—%
Net income (loss) coverage	(2)	-3.72x	-2.76x	34.09%
FFO Coverage - diluted	(2)	0.33x	-2.45x	-113.60%
AFFO Coverage - diluted	(2)	-0.69x	0.98x	-170.30%

(1) The Company uses actual diluted weighted average common shares outstanding when in a dilutive position for FFO and AFFO.

(2) Indicates coverage ratio of net income (loss)/FFO/AFFO per common share (diluted) over dividends declared per common share during the period.

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The three months ended March 31, 2024 as compared to the three months ended March 31, 2023 and the three months ended December 31, 2023

FFO was $3.1 million for the three months ended March 31, 2024, compared to $(17.1) million for the three months ended March 31, 2023, which was an increase of approximately $20.3 million and compared to $(12.0) million for the three months ended December 31, 2023, which was an increase of approximately $15.1 million. The change in our FFO between the three months ended March 31, 2024 and the three months ended March 31, 2023, primarily relates to the redemptions of the collateralized loan obligation positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million. The change in our FFO between the three months ended March 31, 2024 and the three months ended December 31, 2023 primarily relates to the redemptions of the collateralized loan obligation positions, which reclassified the change in unrealized to realized gains (losses) of approximately $22.8 million.

AFFO was $(4.0) million for the three months ended March 31, 2024, compared to $(0.1) million for the three months ended March 31, 2023, which was a decrease of approximately $(3.9) million and compared to $5.6 million for the three months ended December 31, 2023, which was a decrease of approximately $(9.7) million. The change in our AFFO between the three months ended March 31, 2024 and the three months ended March 31, 2023 primarily relates to the redemptions of the collateralized loan obligation positions, which reclassified the change in unrealized to realized gains of approximately $22.8 million. The change in our AFFO between the three months ended March 31, 2024 and the three months ended December 31, 2023 primarily relates to the redemptions of the collateralized loan obligation positions, which reclassified the change in unrealized to realized gains of approximately $22.8 million.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for debt maturities, operating expenses and other expenditures including:

•	capital expenditures to continue the ongoing development of Cityplace Tower;

•	interest expense and scheduled principal payments on outstanding indebtedness (see “—Obligations and Commitments” below);

•	recurring maintenance necessary to maintain our properties;

•	distributions necessary to qualify for taxation as a REIT;

•	income taxes for taxable income generated by TRS entities;

•	acquisition of additional properties or investments;

•	advisory and administrative fees payable to our Adviser;

•	general and administrative expenses;

•	reimbursements to our Adviser; and

•	property management fees.

We expect to meet our short-term liquidity requirements generally through our investment income, existing cash balance and, if necessary, future debt or equity issuances. As of March 31, 2024, we had $20.2 million of cash available to meet our short-term liquidity requirements. As of March 31, 2024, we also had $33.1 million of restricted cash held in reserve by the lender on the Cityplace debt. These reserves include escrows for property taxes and insurance, reserves for tenant improvements as well as required excess collateral. As of March 31, 2024, we also had $0.4 million of restricted cash held in reserve by the lender on the NexBank Revolver. These reserves are to be used for future interest payments on the debt facility.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional properties, make additional accretive investments pursuant to our investment strategy, renovations and other capital expenditures to improve our properties and scheduled debt payments and distributions. We expect to meet our long-term

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liquidity requirements through various sources of capital, which may include a revolving credit facility and future debt or equity issuances, existing working capital, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings, and property and non-real estate asset dispositions. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity, market perceptions about us and restrictions on sales of properties under the Code. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

In addition to our ongoing renovation of Cityplace, our other properties will require periodic capital expenditures and renovation to remain competitive. We estimate an additional $190 million to $210 million of capital expenditures to complete the Cityplace renovation. Also, acquisitions, redevelopments, or expansions of our properties will require significant capital outlays. Long-term, we may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions, or redevelopment through retained earnings long-term is limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations, and prospects could be materially and adversely affected.

We believe that our available cash, expected operating cash flows, and potential debt or equity financings will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following March 31, 2024.

Cash Flows

The following table presents selected data from our consolidated statements of cash flows for the three months ended March 31, 2024 and 2023 (in thousands):

	For the Three Months Ended March 31,
	2024	2023
Net cash provided by (used in) operating activities	$(2,555)	$505
Net cash provided by investing activities	7,436	8,234
Net cash used in financing activities	(4,361)	(12,587)
Net decrease in cash, cash equivalents and restricted cash	520	(3,848)
Cash, cash equivalents and restricted cash, beginning of period	53,169	48,649
Cash, cash equivalents and restricted cash, end of period	$53,689	$44,801

Cash flows from operating activities. During the three months ended March 31, 2024, net cash provided by (used in) operating activities was $(2.6) million, compared to net cash provided by operating activities of $0.5 million for the three months ended March 31, 2023. The change in cash flows from operating activities was mainly attributable to a decrease in revenue of approximately $2.0 million and an increase in interest expense of $1.1 million.

Cash flows from investing activities. During the three months ended March 31, 2024, net cash provided by investing activities was $7.4 million, compared to net cash provided by investing activities of $8.2 million for the three months ended March 31, 2023.

Cash flows from financing activities. During the three months ended March 31, 2024, net cash used in financing activities was $(4.4) million, compared to net cash used in financing activities of $(12.6) million for the three months ended March 31, 2023. The change in cash flows from financing activities was mainly attributable to a decrease in prime brokerage repayments or $7.9 million, and credit facility repayments of $2.3 million.

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Debt

Mortgage Debt

As of March 31, 2024, our consolidated subsidiaries had aggregate mortgage debt outstanding to third parties of approximately $141.7 million at a weighted average interest rate of 8.48%. See Note 5 to our unaudited consolidated financial statements for additional information.

We intend to invest in additional real estate investments as suitable opportunities arise and adequate sources of equity and debt financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, future borrowings and the proceeds from additional issuances of common shares or other securities or investment and property dispositions.

Although we expect to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common shares or other debt or equity securities, on terms that are acceptable to us or at all.

Furthermore, following the completion of our renovation and development programs and depending on the interest rate environment at the applicable time, we may seek to refinance our floating rate debt into longer-term fixed rate debt at lower leverage levels.

Credit Facility

On January 8, 2021, the Company entered into a $30.0 million credit facility ("Credit Facility") with Raymond James Bank, N.A. and drew the full balance. On October 20, 2023, Raymond James Bank, N.A. agreed to amend the terms of the Credit Facility, which, among other things, extended the maturity date to October 6, 2025 and increased the credit limit to $20 million. On October 23, 2023, the Company drew $6.0 million of the available balance. On November 20, 2023, the Company drew the remaining $13.0 million of the available balance. As of March 31, 2024, the Credit Facility bore interest at the one-month SOFR plus 4.25%. During the three months ended March 31, 2024, the Company paid down $0.75 million on the Credit Facility. As of March 31, 2024, the Credit Facility had an outstanding balance of $19.25 million. For additional information regarding our Credit Facility, see Note 5.

Revolving Credit Facility

On May 22, 2023, the Company entered into the revolving credit facility with NexBank (the "NexBank Revolver"), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million. As of March 31, 2024, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024, with the option to extend the maturity up to two times, each by six months. In order to extend the debt, the Company must give at the latest, a 60 day notice to the lender, as well as fund the interest reserve account up to a six-month reserve. As of March 31, 2024, the NexBank Revolver had an outstanding balance of $20.0 million. As of March 31, 2024, the Company held $0.9 million in restricted cash in the interest reserve account.

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Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of March 31, 2024 for the next five calendar years subsequent to March 31, 2024.

	Payments Due by Period (in thousands)
	Total	2024	2025	2026	2027	2028	Thereafter
Property Level Debt
Principal payments	$154,964	$—	$154,964	$—	$—	$—	$—
Interest expense	12,761	9,908	2,853	—	—	—	—
Total	$167,725	$9,908	$157,817	$—	$—	$—	$—

Prime Brokerage Borrowing
Principal payments	$1,441	$—	$—	$—	$—	$—	$1,441
Interest expense	420	84	84	84	84	84	—
Total	$1,861	$84	$84	$84	$84	$84	$1,441

Preferred Shares
Dividend payments	N/A	$3,465	$4,620	$4,620	$4,620	$4,620	N/A

Credit Facility
Principal payments	$39,250	$28,250	$11,000	$—	$—	$—	$—
Interest expense	2,708	2,269	439	—	—	—	—
Total	$41,958	$30,519	$11,439	$—	$—	$—	$—

Total contractual obligations and commitments	$211,544	$43,976	$173,960	$4,704	$4,704	$4,704	$1,441

(1)	Assumes no additional borrowings or repayments. The Prime Brokerage (as defined below) balance has no stated maturity date.
(2)	The Series A Preferred Shares are perpetual.

Credit Facility

The Credit Facility will mature on October 6, 2025 and is subject to monthly amortization payments through the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

Revolving Credit Facility

The NexBank Revolver will mature on May 21, 2024, with the option to extend the maturity up to two times, each by six months, and is subject to monthly interest payments through the maturity date, with the remaining principal being due on the maturity date. We believe we will have adequate liquidity to pay these obligations when they come due.

Cityplace Debt

On May 8, 2023, we received lender consent to defer the maturity of the Cityplace debt to September 8, 2023. Also on May 8, 2023, the parties to the loan agreement agreed to convert the index upon which the interest rate is based to one-

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month SOFR effective as of the first interest period beginning on or after May 8, 2023. On September 8, 2023, the lender agreed to defer the maturity of the Cityplace debt by six months to March 8, 2024. On March 8, 2024, the lender agreed to defer the maturity of the Cityplace debt by twelve months to March 8, 2025. The purpose of the deferral was to allow for continued discussions around refinancing the debt. Management recognizes that finding an alternative source of funding is necessary to repay the debt by the maturity date. Management believes that there is sufficient time before the maturity date and that the Company has sufficient access to capital to ensure the Company is able to meet its obligations as they become due.

Advisory Agreement

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser the Fees, which includes the Advisory Fee equal to 1.00% of Managed Assets and the Administrative Fee equal to 0.20% of the Company’s Managed Assets. The Advisory Agreement provides that the Fees shall be paid in cash, unless the Adviser, in its sole discretion, elects to have all or a portion of the monthly installment of the Fees paid in common shares of the Company, subject to certain restrictions. For additional information, see Note 12 to our consolidated financial statements.

We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees payable under the Advisory Agreement, may not exceed the Expense Cap of 1.5% of Managed Assets, calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses, legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, those expenses are considered permanently waived and became non-recoupable.

As of March 31, 2024, a total of $3.1 million in Fees to the Adviser have been waived to comply with the Expense Cap. For the three months ended March 31, 2024, the Company expensed $3.2 million related to the Fees. Of this $3.2 million, $1.4 million is related to shares that were, or are expected to be issued in lieu of cash, and $1.8 million that was, or is expected to be paid in cash.

Income Taxes

We anticipate that we will continue to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. However, we can give no assurance that we will maintain REIT qualification. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual “REIT taxable income”, as defined by the Code, to stockholders. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Taxable income from certain non-REIT activities is managed through a TRS and is subject to applicable federal, state, and local income and margin taxes. The Company has recorded a current income tax expense of $0.6 million associated with the TRSs for the three months ended March 31, 2024, which is largely driven by income from the Company’s legacy CLO investments and investments in debt instruments not secured by mortgages on real property. The tax expense is decreased by the annual change in valuation allowance on a deferred tax asset of $0.0 million and partially offset by a return-to-provision adjustment of $1.5 million for a net expense of $0.6 million for the three months ended March 31, 2024, that is recorded on the Consolidated Statement of Operations.

If we fail to qualify as a REIT in any taxable year, we could be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates, and dividends paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect

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our net income (loss) and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT. As of March 31, 2024, we believe we are in compliance with all applicable REIT requirements.

We evaluate the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” (greater than 50% probability) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Our management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which include federal and certain states. As of March 31, 2024 and to our knowledge, we have no examinations in progress and none are expected at this time.

We recognize our tax positions and evaluate them using a two-step process. First, we determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, we will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

We had no material unrecognized tax benefit or expense, accrued interest or penalties as of March 31, 2024. We and our subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The 2023, 2022 and 2021 tax years remain open to examination by tax jurisdictions to which our subsidiaries and we are subject. When applicable, we recognize interest and/or penalties related to uncertain tax positions on our consolidated statements of operations and comprehensive income (loss).

Dividends

We intend to make regular quarterly dividend payments to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common shares out of assets legally available for this purpose, if and to the extent authorized by our Board. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets, borrow funds or raise additional capital to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per common share, but not earnings calculated pursuant to GAAP. Our dividends and taxable income and GAAP earnings will typically differ due to items such as depreciation and amortization, fair value adjustments, differences in premium amortization and discount accretion, investments held through our TRSs, book/tax differences on income derived from partnerships, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share. Our Board declared a dividend on our common shares of $0.15 per share which was paid on March 28, 2024 to shareholders of record on February 16, 2024. Our Board declared a dividend on our Series A Preferred Shares of $0.34375 per share which was sent to the transfer agent prior to March 31, 2024, and paid on April 1, 2024, to shareholders of record on March 25, 2024. We expect that dividends on our common shares, when, if and as declared by our Board, will be declared on a quarterly basis.

The purpose of paying the elective stock dividend partially in shares and partially in cash is to conserve cash for additional investments at the Company. The Company may revert to paying the dividend solely in cash at some point in the future when cash flow from operations supports such a cash dividend. However, there can be no assurance that cash flow from operations will be able to support a cash dividend in the future.

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Off-Balance Sheet Arrangements

As of March 31, 2024, we had the following off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Commitments

The Company is the guarantor on three secured loans to, and dividend payments with respect to Series D Preferred Stock of NSP, an affiliate of the Adviser, with the secured loans having an aggregate principal amount of approximately $536.7 million outstanding as of March 31, 2024. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 12 for additional information.

The Company is also the guarantor on two pools of loans of SAFStor, Inc. ("SAFStor"), an entity that NSP acquired 100% of the equity interest of on December 8, 2022. The Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined below) arising out or in connection with certain bad acts. The Company also guarantees the full payment of the debt, upon the occurrence of any Springing Recourse Events (as defined below). As of March 31, 2024 the outstanding balance of the pools of guaranties is $272.7 million. NSP is current on all debt and dividend payments and in compliance with all debt compliance provisions. See Note 12 to our unaudited consolidated financial statements for additional information.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $77.4 million as of March 31, 2024. The obligations include a customary environmental indemnity and a so-called "bad boy" guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. NHT is current on all debt payments and in compliance with all debt compliance provisions.

The Company is a guarantor and an indemnitor on one of Cityplace’s loans with an aggregate principal amount of $141.7 million as of March 31, 2024. The obligations include a completion guarantee, which is generally only applicable if and when the borrower, which is a subsidiary of the Company, directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily terminates construction services prior to the completion of the project, files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. As of March 31, 2024, management does not anticipate any material deviations from schedule or budget related to construction projects current in process, and Cityplace is current on all debt payments and in compliance with all debt compliance provisions.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our unaudited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes that would affect the reported amounts. These estimates are based on management’s historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required.

See Note 2, “Summary of Significant Accounting Policies”, for further discussion of our accounting estimates and policies.

Valuation of Level 3 Fair Valued Investments

As of March 31, 2024, approximately 51.9% of the total assets owned by the Company are comprised of fair valued level 3 investments. The Company elected the fair-value option in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 825-10-10. On an annual basis, the Company hires independent third-party valuation firms to provide updated fair values for subsequent measurement absent a readily

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available market price. The valuation is determined using widely accepted valuation techniques. See Note 8, “Fair Value of Derivatives and Financial Instruments”, for further discussion of our valuation techniques of level 3 investments. The necessary inputs for these valuations includes a variety of valuation techniques and unobservable inputs. These inputs are subject to assumptions and estimates. As a result, the determination of fair value is uncertain because it involves subjective judgments and estimates that are unobservable. For the three months ended March 31, 2024, the unrealized loss related to the change in fair value of level 3 investments is $16.3 million. See Note 8 for additional disclosures regarding the valuation of level 3 fair valued investments.

Purchase Price Allocation

Upon acquisition of a property considered to be an asset acquisition, the purchase price and related acquisition costs (“total consideration”) are allocated to land, buildings, improvements, furniture, fixtures, and equipment, and intangible lease assets based on relative fair value in accordance with FASB ASC 805, Business Combinations. Acquisition costs related to asset acquisitions are capitalized in accordance with FASB ASC 805.

The allocation of total consideration, which is determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820 (see Note 8 to our unaudited consolidated financial statements), is based on management’s estimate of the property’s “as-if” vacant fair value and is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of debt is recorded as a premium or discount and amortized as interest expense over the life of the debt assumed.

Impairment

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into our impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a real estate investment may not be recoverable, including determining the period the Company will hold the rental property, net operating income, and the estimated capitalization rate for each respective real estate investment.

Inflation

The real estate market has not been directly affected by inflation in the past several years due to increases in rents nationwide. Our lease terms are generally for a period of one year or more and rental rates reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities.

Inflation may also affect the overall cost of debt, as the implied cost of capital increases. The Federal Reserve has raised interest rates to combat inflation and restore price stability. We intend to mitigate these risks through long-term fixed interest rate loans and interest rate hedges.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Pursuant to the Instructions to paragraph (c) of Item 305 of Regulation S-K, information is not required to be disclosed under Item 305(c) of Regulation S-K for interim periods until after the first fiscal year end in which Item 305 is applicable.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our President and Chief Financial Officer, evaluated, as of March 31, 2024, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our President and

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Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2024, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 1A. Risk Factors

There have been no material changes to the risk factors previously disclosed under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 14, 2024.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

On January 12, 2023, the Company issued a total of 169,920.62 common shares of the Company to the Adviser as payment of a portion of the monthly Advisory Fees pursuant to the Advisory Agreement. These shares were issued in a private placement and the proceeds were used to support the ongoing operations of the Company. The Company issued the common shares to the Adviser in reliance upon the exemptions from registration under the Securities Act provided by Rule 506(b) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

On May 10, 2024, the Company, through the OP, NREF OP IV, L.P (“NREF OP IV”), a subsidiary of NREF, an entity that is managed by an affiliate of the Adviser, and The Ohio State Life Insurance Company (“OSL”), an entity that may be deemed an affiliate of the Adviser through common beneficial ownership, entered into an Assignment and Assumption and Co-Lender Agreement, pursuant to which NREF OP IV assigned the right to fund up to 9% of a loan (the “Alewife Loan”) to be made to IQHQ-Alewife Holdings, LLC (“Alewife Holdings”) to the OP and allocated the right to fund up to 9% of the Alewife Loan to OSL. Upon receipt of a draw request, the OP would have the right to elect to fund an amount equal or greater than zero and up to (i) 9% of the total amount of all advances previously made under the loan plus the amount of the then current borrowing, (ii) less the total amount of advances previously made by the OP. NREF OP IV would be required to fund any amounts not funded by OSL and the OP. At any time that the OP has funded less than 9% of all advances made under the Alewife Loan, the OP shall have the option upon notice to NREF OP IV to pay to NREF OP IV any amount of such unfunded amount. Upon such payment, the OP would become entitled to all interest and fees accrued on the amount paid to NREF OP IV on and after the date of such payment.

Item 6. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

10.1*

Limited Consent and Thirteenth Omnibus Amendment Agreement, dated March 8, 2024, by and among CP Tower Owner, LLC, CP Land Owner, LLC, CP Equity Owner, LLC and CP Equity Land Owner, LLC, as borrowers, the Company and NexPoint Real Estate Partners, LLC, as guarantors, Delphi CRE Funding LLC, ACORE Credit IV CLO Issuer 2018-1, LLC and ACORE Capital Mortgage, LP, as lenders, and Acore Capital Mortgage, LP, as administrative agent.

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31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1+	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_______________________

*  Filed herewith.

+    Furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

Signature	Title	Date

/s/ Jim Dondero	President and Trustee	May 10, 2024
Jim Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Chief Financial Officer, Executive VP-Finance, Treasurer, Assistant Secretary and Trustee	May 10, 2024
Brian Mitts	(Principal Financial Officer and Principal Accounting Officer)

63

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B. The Mortgage Loan is evidenced by that certain Promissory Note A-1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $95,027,762.00 ("**Note A-1**"), that certain Promissory Note A-1F dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $16,972,238.00 ("**Note A-1F**"), that certain Promissory Note A-2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $11,962,638.00 ("**Note A-2**"), that certain Promissory Note A-2F dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $2,136,562.00 ("**Note A-2F**"), that certain Promissory Note B-1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $20,256,941.00 ("**Note B-1**"), that certain that certain Promissory Note B-1F dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of

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$4,243,059.00 ("**Note B-1F**"), that certain Promissory Note B-2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $2,550,059.00 ("**Note B-2**"), and that certain Promissory Note B-2F dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $534,141.00 ("**Note B-2F**").

D. The Mezzanine Loan is evidenced by that certain Mezzanine Promissory Note 1 dated as of August 15, 2018, made by Borrower to the order of Delphi Initial Lender in the amount of $3,500,000.00 ("**Mezz Note 1**," and together with Note A-1, Note A-1F, Note B-1, and Note B-1F, collectively, the "**Series 1 Notes**") and that certain Mezzanine Promissory Note 2 dated as of August 15, 2018, made by Borrower to the order of AC IV Initial Lender in the amount of $440,600.00 ("**Mezz Note 2**," and together with Note A-2, Note A-2F, Note B-2, and Note B-2F, collectively, the "**Series 2 Notes**").

E. ACORE CLO Onshore is the holder of the Series 2 Notes.

F. Delphi Initial Lender remains the holder and sole owner of the Series 1 Notes.

LIMITED CONSENT AND THIRTEENTH OMNIBUS AMENDMENT AGREEMENT – Page 3
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I-1887

SCHEDULE 2

ADDITIONAL LOAN DOCUMENT MODIFICATIONS

2. Modifications to the Mortgage Loan Agreement:

a. Section 5.1.15(a) of the Mortgage Loan Agreement is hereby amended and restated in its entirety as follows:

(a) Borrower covenants and agrees to pay or, if Borrower fails to pay, to reimburse, Administrative Agent upon receipt of written notice from Administrative Agent for all out-of-pocket costs and expenses, irrespective of whether any Event of Default has occurred or has been declared by Administrative Agent (including reasonable attorneys' fees and disbursements) incurred by Administrative Agent or Lender in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby and all the costs of furnishing all opinions by counsel for Borrower (including without limitation any opinions requested by Administrative Agent as to any legal matters arising under this Agreement or the other Loan Documents with respect to the Property); (ii) Borrower's ongoing performance of and compliance with Borrower's respective agreements and covenants contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date, including confirming compliance with environmental and insurance requirements and obtaining updated or new appraisals of the Property (provided, however, so long as no Event of Default exists, Borrower shall not be required to pay for more than one appraisal in any twelve (12) month period); (iii) Administrative Agent's and Lender's ongoing performance and compliance with all agreements and conditions contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date; (iv) all advances made by Administrative Agent, in its reasonable discretion, for the purpose of pro tecting and preserving the Property, and/or the position and priority of the Security Instrument, including but not limited to payment of: (A) utility and telecommunication costs; (B) building services and maintenance; (C) Property Taxes and assessments; (D) casualty and liability insurance premiums and costs; (E) repairs following any casualty or condemnation; (F) obligations of Borrower in its capacity as landlord under any Lease; (G) any scheduled improvements undertaken by Borrower, including costs of labor and materials payable to third party contractors; (H) any amounts reasonably expended to defend, dispute, discharge, satisfy or otherwise dispose of any liens or fees, fines or impositions that may ripen into liens; and (I) the reasonable costs of all third parties engaged by Administrative Agent for the purpose of carrying out the foregoing, including but not limited to attorneys, accountants, engineers, contractors,

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3. Modifications to the Mezzanine Loan Agreement:

a. Section 5.1.15(a) of the Mezzanine Loan Agreement is hereby amended and restated in its entirety as follows:

(a) Borrower covenants and agrees to pay or, if Borrower fails to pay, to reimburse, Administrative Agent upon receipt of written notice from Administrative Agent for all out-of-pocket costs and expenses, irrespective of whether any Event of Default has occurred or has been declared by Administrative Agent (including reasonable attorneys' fees and disbursements) incurred by Administrative Agent or Lender in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby and all the costs of furnishing all opinions by counsel for Borrower (including without limitation any opinions requested by Administrative Agent as to any legal matters arising under this Agreement or the other Loan Documents with respect to the Property or the Collateral); (ii) Borrower's ongoing performance of and compliance with Borrower's respective agreements and covenants contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date, including confirming compliance with environmental and insurance requirements and obtaining updated or new appraisals of the Property (provided, however, so long as no Event of Default exists, Borrower shall not be required to pay for more than one appraisal in any twelve (12) month period); (iii) Administrative Agent's and Lender's ongoing performance and compliance with all agreements and conditions contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date; (iv) all advances made by Administrative Agent, in its reasonable discretion, for the purpose of protecting and preserving the Property or the Collateral, and/or the position and priority of the Security Instrument or the Mortgage, including but not limited to payment of: (A) utility and telecommunication costs; (B) building services and maintenance; (C) Property Taxes and assessments; (D) casualty and liability insurance premiums and costs; (E) repairs following any casualty or condemnation; (F) obligations of Mortgage Borrower in its capacity as landlord under any Lease; (G) any scheduled improvements undertaken by Borrower or Mortgage Borrower, including costs of labor and materials payable to third party contractors; (H) any amounts reasonably expended to defend, dispute, discharge, satisfy or otherwise dispose of any liens or fees, fines or impositions that may ripen into liens; and (I) the reasonable costs of all third parties engaged by Administrative Agent for the purpose of carrying out the foregoing, including but not limited to attorneys, accountants, engineers, contractors, receivers, and consultants; (v) the negotiation, preparation, execution, delivery and administration of any consents, amendments, waivers or other modifications to this Agreement and the other Loan Documents and any other documents or matters requested by Borrower; (vi) securing Borrower's compliance with any requests made pursuant to the provisions of this Agreement and the other Loan Documents; (vii) the filing and recording fees and expenses, title insurance and reasonable fees and expenses of counsel for providing to Administrative Agent all required legal opinions, and other similar expenses incurred in creating and perfecting the liens in favor of Administrative

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I-1891

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Dondero, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2024

/s/ Jim Dondero
Jim Dondero
President
(Principal Executive Officer)

I-1892

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Mitts, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2024

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary
(Principal Financial Officer)

I-1893

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of NexPoint Diversified Real Estate Trust (the “Company”) for the period ending March 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Jim Dondero, President of the Company, and Brian Mitts, Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 10, 2024	/s/ Jim Dondero
Jim Dondero President (Principal Executive Officer)

Dated: May 10, 2024	/s/ Brian Mitts
Brian Mitts Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary (Principal Financial Officer)

I-1894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

NexPoint Diversified Real Estate Trust

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒ No fee required

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

I-1896

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court
Suite 700
Dallas, Texas 75201

April 22, 2024

Dear NXDT Shareholder:

You are cordially invited to attend the annual meeting of shareholders of NexPoint Diversified Real Estate Trust. The meeting will be held on Tuesday, June 11, 2024, beginning at 10:30 a.m. Central Time. The annual meeting will be held exclusively through a virtual format. You will not be able to attend the annual meeting in person.

If your shares are held by a financial intermediary (such as a broker-dealer), and you want to participate in, but not vote at, the annual meeting, please email Equiniti Fund Solutions, LLC (“EQ”) at attendameeting@equiniti.com, with “NXDT Meeting” in the subject line and provide your full name, address and proof of ownership as of April 1, 2024 from your financial intermediary. EQ will then email you the annual meeting registration link. Please be aware if your shares are held through a financial intermediary, and you wish to vote at the annual meeting, you must first obtain a legal proxy from your financial intermediary. You may forward an email from your financial intermediary containing the legal proxy or attach an image of the legal proxy via email to EQ at attendameeting@equiniti.com and put “NXDT Legal Proxy” in the subject line. EQ will then email you the registration link for the annual meeting along with a proxy voting control number.

If you are a shareholder of record and wish to attend and vote at the meeting, please send an email to EQ at attendameeting@equiniti.com with “NXDT Meeting” in the subject line and provide your name and address in the body of the email. EQ will then email you the registration link for the annual meeting. If you would like to vote during the annual meeting, you may do so by entering the control number found on your proxy card.

Requests to attend the annual meeting must be received by EQ no later than 2:00 p.m. Central Time on June 10, 2024. On the date of the annual meeting, shareholders are encouraged to log on 15 minutes before the meeting start time. Please contact EQ at (866) 530-8636 with any questions regarding accessing the annual meeting.

Information about the meeting, nominees for the election of trustees and the other matters to be voted on at the meeting is presented in the following notice of annual meeting and proxy statement. We hope that you will plan to virtually attend the annual meeting.

It is important that your shares be represented. Whether or not you plan to virtually attend the meeting, please vote using the internet or telephone procedures described on the proxy card or sign, date and promptly mail a proxy card in the provided pre-addressed, postage-paid envelope. If you would like to vote during the annual meeting, you may do so by entering the control number found on your proxy card.

Sincerely,

James Dondero
President and Chairman

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 11, 2024

The 2024 Annual Meeting of Shareholders of NexPoint Diversified Real Estate Trust, a Delaware Statutory Trust (the “Company”), will be held virtually, on Tuesday, June 11, 2024, at 10:30 a.m. Central Time, for the following purposes:

1.	to elect seven trustees to serve until the 2025 annual meeting of shareholders;

2.	to approve, on an advisory basis, the compensation of our named executive officers;

3.	to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2024; and

4.	to transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Information concerning the matters to be voted upon at the meeting is set forth in the accompanying proxy statement. We have also provided you or made available to you the Company’s 2023 annual report. Holders of record of the Company’s transferable units of beneficial interest, par value $0.001 per share, and 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share, as of the close of business on April 1, 2024 are entitled to notice of, and to vote at, the meeting.

While you will not be able to attend the annual meeting in person, we have structured our virtual annual meeting to provide shareholders with the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. To promote fairness and efficient conduct of the meeting, we will respond to no more than two questions from any single shareholder.

If your shares in the Company are held by a financial intermediary (such as a broker-dealer), and you want to participate in, but not vote at, the annual meeting, please email Equiniti Fund Solutions, LLC (“EQ”) at attendameeting@equiniti.com, with “NXDT Meeting” in the subject line and provide your full name, address and proof of ownership as of April 1, 2024 from your financial intermediary. EQ will then email you the annual meeting registration link. Please be aware if your shares are held through a financial intermediary, and you wish to vote at the annual meeting, you must first obtain a legal proxy from your financial intermediary. You may forward an email from your financial intermediary containing the legal proxy or attach an image of the legal proxy via email to EQ at attendameeting@equiniti.com and put “NXDT Legal Proxy” in the subject line. EQ will then email you the registration link for the annual meeting along with the proxy voting control number.

If you are a shareholder of record of the Company and wish to attend and vote at the annual meeting, please send an email to EQ at attendameeting@equiniti.com with “NXDT Meeting” in the subject line and provide your name and address in the body of the email. EQ will then email you the registration link for the annual meeting. If you would like to vote during the annual meeting, you may do so by entering the control number found on your proxy card.

Requests to attend the annual meeting must be received by EQ no later than 2:00 p.m. Central Time on Monday, June 10, 2024. On the date of the annual meeting, shareholders are encouraged to log on 15 minutes before the meeting start time. Please contact EQ at (866) 530-8636 with any questions regarding accessing the annual meeting.

Your vote is very important. Whether or not you plan to virtually attend at the annual meeting, please vote using the internet or telephone procedures described on the proxy card or sign, date and promptly mail a proxy card in the provided pre-addressed, postage paid envelope. If you would like to vote during the annual meeting, you may do so by entering the control number found on your proxy card.

By Order of the Board of Trustees, Brian Mitts Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary April 22, 2024 Dallas, Texas

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 11, 2024.

The Company’s Notice of Annual Meeting, Proxy Statement and 2023 Annual Report to Shareholders are available on the internet at www.proxyonline.com.

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Page

PROPOSAL 1 ELECTION OF TRUSTEES	4
PROPOSAL 2 ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS	7
PROPOSAL 3 RATIFICATION OF APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2023	8
THE BOARD, ITS COMMITTEES AND ITS COMPENSATION	9
EXECUTIVE OFFICERS	17
EXECUTIVE COMPENSATION	18
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN	24
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	25
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES	34
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT	41
AUDIT COMMITTEE REPORT	43
SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS	44
MULTIPLE SHAREHOLDERS SHARING ONE ADDRESS	45
OTHER MATTERS	46

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NexPoint Diversified Real Estate Trust

300 Crescent Court, Suite 700

Dallas, Texas 75201

PROXY STATEMENT

This proxy statement provides information in connection with the solicitation of proxies by the board of trustees (the “Board”) of NexPoint Diversified Real Estate Trust, a Delaware Statutory Trust (the “Company,” “we,” “us” or “our”), for use at the Company’s 2024 annual meeting of shareholders or any postponement or adjournment thereof (the “Annual Meeting”). This proxy statement also provides information you will need in order to consider and act upon the matters specified in the accompanying notice of annual meeting. This proxy statement and proxy card are being mailed to shareholders on or about April 29, 2024.

Record holders of the Company’s transferable units of beneficial interest, par value $0.001 per share (“Common Shares”), and 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share (“Preferred Shares” and, together with the Common Shares, the “Shares”), as of the close of business on April 1, 2024 are entitled to vote at the Annual Meeting. Shareholders of the Company are entitled to one vote for each Common Share and each Preferred Share held. Holders of both the Common Shares and the Preferred Shares, voting as a single class, are entitled to vote on the proposals detailed herein. As of April 1, 2024, there were 39,301,419 Common Shares and 3,359,593 Preferred Shares issued and outstanding.

You cannot vote your shares unless you virtually attend the Annual Meeting or you have previously given your proxy. You can vote by proxy in one of three convenient ways:

●	by internet: visit the website shown on your proxy card and follow the instructions;

●	by telephone: dial the toll-free number shown on your proxy card and follow the instructions; or

●	in writing: sign, date and return a proxy card in the provided pre-addressed, postage paid envelope.

You may revoke your proxy at any time prior to the vote at the Annual Meeting by:

●	delivering a written notice revoking your proxy to the Company’s Secretary at the address above;

●	delivering a new proxy bearing a date after the date of the proxy being revoked; or

●	virtually attending the Annual Meeting and entering the control number found on your proxy card.

Unless revoked as described above, all properly executed proxies will be voted at the Annual Meeting in accordance with your directions on the proxy. If you hold your shares through a broker, bank, trust or other nominee, please refer to the information forwarded by your broker, bank, trust or other nominee for procedures on revoking your proxy. If a properly executed proxy gives no specific instructions, the Shares represented by your proxy will be voted:

●	FOR the election of the seven nominees to serve as trustees until the 2025 annual meeting of shareholders;

●	FOR the approval, on an advisory basis, of the compensation of our named executive officers;

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●	FOR the ratification of the appointment of KPMG LLP (“KPMG”) as our independent registered public accounting firm for 2024; and

●	at the discretion of the proxy holders with regard to any other matter that is properly presented at the Annual Meeting.

If you own Shares held in “street name” and you do not instruct your broker how to vote your shares using the instructions your broker provides you, your shares will be voted in the ratification of the appointment of KPMG as our independent registered public accounting firm for 2024, but not for any other proposal. To be sure your shares are voted in the manner you desire, you should instruct your broker on how to vote your shares.

Holders of a majority of the outstanding Shares of the Company entitled to vote must be present, either in person (virtually) or by proxy, to constitute a quorum necessary to conduct the Annual Meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present at the Annual Meeting.

The following table sets forth the voting requirements, whether broker discretionary voting is allowed and the treatment of abstentions and broker non-votes for each of the matters to be voted on at the Annual Meeting.

Proposal		Vote Necessary to Approve Proposal	Broker Discretionary Voting Allowed?	Treatment of Abstentions and Broker Non-Votes
No. 1	Election of Trustees	Plurality (that is, the largest number) of Shares present or represented by proxy (1)	No	Abstentions and broker non-votes will have no effect

No. 2	Advisory Vote to Approve the Compensation of Our Named Executive Officers	Affirmative vote of a majority of the Shares present or represented by proxy and entitled to vote on the matter	No	Abstentions will have the effect of a vote against the proposal, and broker non-votes are not considered entitled to vote on the matter and will have no effect

No. 3	Ratification of the Appointment of KPMG	Affirmative vote of a majority of the Shares present or represented by proxy and entitled to vote on the matter	Yes	Abstentions will have the effect of a vote against the proposal

(1) Shareholders may vote “FOR” or “WITHHOLD” in the election of trustees. Because trustees need only be elected by a plurality of the vote, in an uncontested election withhold votes will not affect whether any particular nominee has received sufficient votes to be elected.

Attendance at the Annual Meeting will be limited to shareholders of record and beneficial owners who provide proof of beneficial ownership as of the record date in the manner described in the accompanying notice of annual meeting.

While you will not be able to attend the Annual Meeting in person, we have structured our virtual Annual Meeting to provide shareholders the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. To promote fairness and efficient conduct of the meeting, we will respond to no more than two questions from any single shareholder.

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The Company pays the costs of soliciting proxies. We have engaged Equiniti Fund Solutions, LLC (our “Proxy Solicitor”) to serve as our proxy solicitor for the Annual Meeting at a base fee of $3,500 plus reimbursement of reasonable expenses. Our Proxy Solicitor will provide advice relating to the content of solicitation materials, solicit banks, brokers, institutional investors and hedge funds to determine voting instructions, monitor voting and deliver executed proxies to our voting tabulator. The Company may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of these proxy materials to the beneficial holders and to request instructions for the execution of proxies. The Company may reimburse these persons for their related expenses. Proxies are solicited to provide all record holders of Shares an opportunity to vote on the matters to be presented at the Annual Meeting, even if they cannot attend the meeting in person.

The Annual Meeting will be held exclusively through a virtual format. Please see the other information herein, including the accompanying notice of annual meeting, about how to access the Annual Meeting. As always, we encourage you to vote your shares prior to the Annual Meeting.

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PROPOSAL 1
ELECTION OF TRUSTEES

At the Annual Meeting, seven trustees will be elected to serve one-year terms expiring at our annual shareholders meeting in 2025 and until their respective successors are duly elected and qualified. This section contains information relating to the seven trustee nominees. The trustee nominees were selected by our nominating and corporate governance committee and approved by the Board for submission to the shareholders. The nominees for election are Messrs. Dondero, Mitts, Constantino, and Kavanaugh, Dr. Laffer, Dr. Swain and Ms. Wood. All currently serve as trustees.

The Board unanimously recommends a vote FOR the election of each of the nominees.

Nominees to be elected for terms expiring at the Annual Meeting in 2025

James Dondero, age 61, has served as our President since 2015 and as chairman of our Board since July 2022. Mr. Dondero has also served as President and chairman of the board of directors of NexPoint Real Estate Finance, Inc. (“NREF”), a publicly traded mortgage real estate investment trust (a “REIT”), since February 2020, NexPoint Residential Trust, Inc. (“NXRT”), a publicly traded multifamily REIT since May 2015, and as chairman of the board of directors of VineBrook Homes Trust Inc. (“VineBrook”), a single-family rental (“SFR”) REIT, since August 2022. Additionally, Mr. Dondero was President and a member of the board of directors of VineBrook from February 2019 to August 2021. Mr. Dondero is also: founder and president of NexPoint Advisors, L.P. (our “Sponsor” or “NexPoint”), an investment advisor registered with the Securities and Exchange Commission (the “SEC”); and chairman of NexBank. Mr. Dondero co-founded Highland Capital Management, L.P. (“Highland”), in 1993 with Mark Okada and served as President from 2004 to 2020. Mr. Dondero has over 30 years of experience investing in credit and equity markets and has helped pioneer credit asset classes. Mr. Dondero has also served as the Chief Executive Officer of NexPoint Hospitality Trust, Inc. (“NHT”), a publicly traded hospitality REIT listed on the TSX Venture Exchange, since December 2019. Mr. Dondero also served as a director of Jernigan Capital, Inc., a self-storage lending REIT, from August 2016 to November 2020. Mr. Dondero currently serves as President of NexPoint Capital, Inc. (“NexPoint Capital”), and NexPoint Real Estate Strategies Fund (“NRESF”), both of which are affiliates of NexPoint Real Estate Advisors X, L.P. (our “Adviser”). In addition, he has served as a member of the board of directors of NexPoint Homes Trust, Inc. (“NXHT”), an SFR REIT, since June 2022. NREF, VineBrook, NXRT, NXHT, our Sponsor, NexBank, NHT, NexPoint Capital, and NRESF are all affiliates of the Company. On October 16, 2019, Highland filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware. On April 13, 2018, the Bankruptcy Court for the Northern District of Texas entered orders for relief placing Acis Capital Management, L.P. and Acis Capital Management GP, LLC in involuntary bankruptcy. Mr. Dondero served as President of Acis Capital Management GP, LLC, which was the general partner of Acis Capital Management, L.P. On January 31, 2019, the court confirmed Acis’s plan of reorganization. Mr. Dondero was selected to serve on our Board because of his prior service as a director and his experience as an executive officer.

Brian Mitts, age 53, has served as a member of our Board and as our Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary since July 2022. Mr. Mitts is also a member of the investment committee of our Sponsor. Mr. Mitts co-founded NexPoint Real Estate Advisors, L.P. (“NREA”), which is the parent of our Adviser, as well as NXRT, NREF and other real estate businesses with Mr. McGraner and Mr. Dondero. Currently, Mr. Mitts leads our financial reporting and accounting teams and is integral in financing and capital allocation decisions. Prior to co-founding NREA, NXRT and NREF, Mr. Mitts was Chief Operations Officer of Highland Funds Asset Manager, L.P., the external advisor of open-end and closed-end funds where he managed the operations of these funds and helped develop new products. Mr. Mitts was also a co-founder of our Sponsor. He has worked for NREA or its affiliates since 2007. Mr. Mitts served as a director of NXRT since September 2014 and as the Chief Financial Officer, Executive Vice President-Finance and Treasurer of NXRT since March 2015. In February 2019, Mr. Mitts was also appointed Secretary of NXRT. From September 2014 to March 2015, Mr. Mitts served as President and Treasurer of NXRT. Mr. Mitts has also served as the Chief Financial Officer, Executive VP-Finance, Treasurer and Corporate Secretary of NHT since December 2018. In addition, he has served as a director of VineBrook since July 2018, as Chief Financial Officer, Treasurer and Assistant Secretary of VineBrook since November 2018, as President since February 2023 and assumed the title of Chief Executive Officer in addition to President in February 2024. From July 2018 to October 2018, Mr. Mitts served as President and Treasurer of VineBrook and from September 2021 to February 2023, Mr. Mitts served as Interim President of VineBrook. Additionally, Mr. Mitts has served as a member of the board of directors and as the Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer of NREF since June 2019. Since November 2020, Mr. Mitts has also served as Chief Financial Officer, Secretary and Treasurer of NexPoint Storage Partners, Inc. (“NSP”), a self-storage REIT, and as a member of the board of directors of NSP since March 2023. In addition, Mr. Mitts has also served as President and Treasurer of NXHT since February 2022 and additionally as Chief Executive Officer, Chief Financial Officer, and Assistant Secretary and as a member of the board of directors of NXHT since June 2022. NREF, VineBrook, NXRT, NXHT, NSP and NHT are all affiliates of the Company. Mr. Mitts was selected to serve on our Board because of his prior service as a director and his experience as an executive officer.

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Edward Constantino, age 77, has served as a member of our Board since March 2022. Mr. Constantino has served as a member of the board of directors of NXRT since March 2015, as a member of the board of directors of VineBrook since February 2019 and as a member of the board of directors of NREF since February 2020. He has also served as a member of the board of directors of NXHT since June 2022. Mr. Constantino has over 40 years of audit, advisory and tax experience working for two major accounting firms, Arthur Andersen LLP and KPMG. Mr. Constantino retired from KPMG in late 2009, where he was an audit partner in charge of the firm’s real estate and asset management businesses. Mr. Constantino is, and since 2010 has been, a member of the board of directors of Patriot National Bancorp, Inc. Mr. Constantino has also served as a consultant for the law firm Skadden, Arps, Slate, Meagher & Flom LLP. He is a licensed CPA, a member of the American Institute of Certified Public Accountants and a member of the New York State Society of Public Accountants. He is currently a member of the board of trustees and part of the Finance and Investment Committee at St. Francis College in Brooklyn Heights, New York. He is also a board member and audit committee chair of ARC Trust, Inc. and ARC Trust III, Inc. Mr. Constantino was selected to serve on our Board because of his extensive accounting experience, particularly in the real estate field.

Scott Kavanaugh, age 63, has served as a member of the Board since July 2022. Mr. Kavanaugh has served as a member of the board of directors of NXRT since March 2015, as a member of the board of directors of VineBrook since December 2018, and as a member of the board of directors of NREF since February 2020. He has also served as a member of the board of directors of NXHT since June 2022. Mr. Kavanaugh is, and since December 2009 has been the CEO of First Foundation Inc. (“FFI”), a financial services company. From June 2007 until December 2009, he served as President and Chief Operating Officer of FFI. Mr. Kavanaugh has been the Vice-Chairman of FFI since June 2007. He also is, and since September 2007 has been, the Chairman and CEO of FFI’s wholly owned banking subsidiary, First Foundation Bank. Mr. Kavanaugh was a founding stockholder and served as an Executive Vice President and Chief Administrative Officer and a member of the board of directors of Commercial Capital Bancorp, Inc., the parent holding company of Commercial Capital Bank, from 1999 until 2003. From 1998 until 2003, Mr. Kavanaugh served as the Executive Vice President and Chief Operating Officer and a director of Commercial Capital Mortgage. From 1993 to 1998, Mr. Kavanaugh was a partner and head of trading for fixed income and equity securities at Great Pacific Securities, Inc., a west coast-based regional securities firm. Mr. Kavanaugh is, and since 2009 has been, a member of the board of directors of Colorado Federal Savings Bank and its parent holding company, Silver Queen Financial Services, Inc. Mr. Kavanaugh was selected to serve on the Board because of his expertise in investment management and his experience as both an executive officer and a director of multiple companies.

Dr. Arthur Laffer, age 83, has served as a member of the Board since July 2022. Dr. Laffer has served as a member of the board of directors of NXRT since May 2015, as a member of the board of directors of VineBrook since December 2018, and as a member of the board of directors of NREF since February 2020. He has also served as a member of the board of directors of NXHT since June 2022. Dr. Laffer is the founder and chairman of Laffer Associates, an economic research and consulting firm and served as the chairman and director of Laffer Investments, a registered investment advisor, from 1999 to 2019. Dr. Laffer served as a director of GEE Group, Inc., a provider of specialized staffing solutions, from 2014 to 2020. Dr. Laffer also served as a director of EVO Transportation and Energy Services, Inc. from 2018 to 2019. A former member of President Reagan’s Economic Policy Advisory Board during the 1980s, Dr. Laffer’s economic acumen and influence have earned him the distinction in many publications as the Father of Supply-Side Economics. He has served on several boards of directors of public and private companies, including staffing company MPS Group, Inc., which was sold to Adecco Group for $1.3 billion in 2009. Dr. Laffer has served as a director of VerifyMe, Inc. since 2019. Dr. Laffer was previously a consultant to Secretary of the Treasury William Simon, Secretary of Defense Donald Rumsfeld and Secretary of the Treasury George Shultz. In the early 1970s, Dr. Laffer was the first to hold the title of Chief Economist at the Office of Management and Budget under Dr. Shultz. Additionally, Dr. Laffer was formerly the Distinguished University Professor at Pepperdine University and a member of the Pepperdine University board of directors. He also served as Charles B. Thornton Professor of Business Economics at the University of Southern California and as Associate Professor of Business Economics at the University of Chicago. Dr. Laffer was selected to serve on the Board because of his expertise in economics and his experience as a director of multiple companies.

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Carol Swain, age 70, has served as a member of the Board since August 2022. In addition, she has served as a member of the board of directors of NXRT, as a member of the board of directors of VineBrook and as a member of the board of directors of NREF since August 2022. She has also served as a member of the board of directors of NXHT since August 2022. Dr. Swain is an author, speaker, political commentator and entrepreneur. She founded Unity Training Solutions LLC in November 2020 and founded Carol Swain Enterprises, LLC in October 2014. Dr. Swain previously was a professor at Vanderbilt University from August 1999 to 2017. Dr. Swain has also served on the Tennessee Advisory Committee to the U.S. Civil Rights Commission, the National Endowment for the Humanities, and the 1776 Commission. Dr. Swain received her Bachelor of Arts from Roanoke College, a master’s degree in political science from Virginia Tech, a Ph.D. in political science from the University of North Carolina at Chapel Hill and a Master of Legal Studies from Yale Law School. Dr. Swain was selected to serve on our Board because of her experience in the fields of political science, law and government.

Catherine Wood, age 68, has served as a member of the Board since August 2022. In addition, she has served as a member of the boards of directors of NREF and VineBrook since July 2020, and as a member of the board of directors of NXRT since July 2020. She has also served as a member of the board of directors of NXHT since June 2022. Ms. Wood is currently Chief Executive Officer, Chief Investment Officer, and a board member of ARK Investment Management LLC (“ARK”), an SEC-registered investment advisor, which she founded in January 2014. Ms. Wood is also currently Chief Executive Officer, Chief Investment Officer and a board member of ARK ETF Trust. Prior to ARK, Ms. Wood spent 12 years at AllianceBernstein as Chief Investment Officer of Global Thematic Strategies. Ms. Wood joined AllianceBernstein from Tupelo Capital Management, a hedge fund she co-founded. Prior to her tenure at Tupelo Capital Management, Ms. Wood worked for 18 years at Jennison Associates LLC as Chief Economic Officer and several other positions. Ms. Wood started her career in Los Angeles at The Capital Group as an Assistant Economist. Ms. Wood received her Bachelor of Science, summa cum laude, in Finance and Economics from the University of Southern California. Ms. Wood was selected to serve on the Board because of her experience as it relates to disruptive technologies, business models and processes, which provides an important perspective to the Board.

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PROPOSAL 2
ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are submitting the compensation of our named executive officers, as disclosed in this proxy statement, to our shareholders for an advisory vote.

As described below under the heading “Executive Compensation,” we are externally managed by our Adviser through an agreement dated July 1, 2022 (as amended, the “Advisory Agreement”) by and among the Company and our Adviser. Our Adviser conducts substantially all of our operations and provides asset management services for our real estate investments. Our named executive officers for fiscal year 2023 currently serve as officers of our Adviser and we have no employees as of April 1, 2024. Because our Advisory Agreement provides that our Adviser is responsible for managing our affairs, our named executive officers for fiscal year 2023 did not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers. Additionally, we do not have any agreements with any of our named executive officers with respect to their cash compensation and do not intend to directly pay any cash compensation to them. However, from time to time we may grant to our named executive officers and our Adviser equity-based awards pursuant to our equity incentive plans, which we believe serve to align the interests of our named executive officers and our Adviser with the interests of our shareholders.

We do not determine the cash compensation payable by the Adviser to our named executive officers. The Adviser and its affiliates determine the salaries, bonuses and other wages earned by our named executive officers from our Adviser and its affiliates. The Adviser and its affiliates also determine whether and to what extent our named executive officers will be provided with employee benefit plans.

The vote on this proposal is not intended to address any specific element of compensation. Rather, the vote relates to the overall compensation of our named executive officers, as described under the heading “Executive Compensation” in this proxy statement. We are asking our shareholders to approve the following advisory resolution at our Annual Meeting:

“RESOLVED, that the compensation of the Company’s named executive officers, as disclosed pursuant to the rules of the Securities and Exchange Commission, including the overview of executive compensation, compensation tables and narrative discussion is hereby APPROVED.”

This vote is advisory and is not binding on the Company, our Board or the compensation committee. However, the compensation committee expects to consider the outcome of this advisory vote in evaluating whether any actions are appropriate with respect to our compensation programs for our executive officers. At the 2023 annual meeting of shareholders, a majority of the Company’s shareholders voted in favor of holding advisory votes on the Company's executive compensation on an annual basis, and, in light of this vote, the Board adopted a policy of holding such advisory votes annually. Unless the Board determines otherwise, we will continue to hold advisory votes on the Company's executive compensation on an annual basis, and the next advisory vote following this year's vote will be held at the 2025 annual meeting of shareholders.

The Board unanimously recommends a vote FOR the approval of the compensation of our named executive officers.

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PROPOSAL 3

RATIFICATION OF APPOINTMENT OF

KPMG LLP AS THE COMPANY’S INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

The audit committee has appointed KPMG as the Company’s independent registered public accounting firm for 2024. The Board is asking shareholders to ratify this appointment. SEC regulations and the NYSE listing requirements require the Company’s independent registered public accounting firm to be engaged, retained and supervised by the audit committee. However, the Board considers the selection of an independent registered public accounting firm to be an important matter to shareholders. Accordingly, the Board considers a proposal for shareholders to ratify this appointment to be an opportunity for shareholders to provide input to the audit committee and the Board on a key corporate governance issue.

Representatives of KPMG are expected to virtually attend the Annual Meeting and will have the opportunity to make a statement. They will also be available to respond to appropriate questions.

Selection. KPMG served as the Company’s independent registered public accounting firm for 2023 and has been selected by the audit committee to serve as the Company’s independent registered public accounting firm for 2024.

Audit and Non-Audit Fees. The following table presents fees for audit services rendered by KPMG for the audit of the Company’s annual financial statements for 2023 and 2022, and fees billed for other services rendered by KPMG.

	DECEMBER 31, 2023	DECEMBER 31, 2022
Audit Fees (1)	$1,550,000	$1,065,000
Audit-Related Fees	-	-
Tax Fees (2)	$249,830	$239,640
All Other Fees	-	-
Total	$1,799,830	$1,304,640

(1)

Includes fees for audits of our annual financial statements, reviews of the related quarterly financial statements, and services that are normally provided by the independent accountants in connection with statutory and regulatory filings or engagements, including comfort letters and consents issued in connection with SEC filings and reviews of documents filed with the SEC. Also includes fees incurred for the audit of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	Includes fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Pursuant to the charter of the audit committee, the audit committee is responsible for the oversight of our accounting, reporting and financial practices. The audit committee has the responsibility to select, appoint, engage, oversee, retain, evaluate and terminate our external auditors; pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to us by our external auditors; and establish the fees and other compensation to be paid to our external auditors.

The audit committee has adopted a policy to pre-approve all audit and permitted non-audit services provided by our principal independent accountants. All audit and non-audit services for 2023 were pre-approved by the audit committee.

The Board unanimously recommends a vote FOR the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for 2024.

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THE BOARD, ITS COMMITTEES AND ITS COMPENSATION

Board of Trustees

The Board presently consists of seven members, five of whom are non-management trustees. Each trustee serves a one-year term expiring at each annual meeting of shareholders and lasting until his or her respective successor is duly elected and qualified.

Trustee Compensation in 2023

The Company provides the following compensation for non-management trustees:

●	each non-management trustee receives an annual trustee’s fee payable in cash equal to $20,000 and an annual grant of restricted share units;

●	the chair of our audit committee receives an additional annual fee payable in cash equal to $15,000;

●	the chair of our compensation committee receives an additional annual fee payable in cash equal to $7,500;

●	the chair of our nominating and corporate governance committee receives an additional annual fee payable in cash equal to $7,500; and

●	the lead independent trustee receives an additional annual fee payable in cash equal to $10,000.

We also reimburse expenses incurred in attending Board and committee meetings. Trustees who are officers of the Company do not receive compensation for their service as trustees.

Director Compensation Table

The following table provides information regarding the compensation of our non-management trustees for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash		Stock Awards(1)	Total
James Dondero	$-		$-	$-
Brian Mitts	$-		$-	$-
Edward Constantino	$35,000		$77,988	$113,488
Scott Kavanaugh	$37,500		$77,988	$115,488
Dr. Arthur Laffer	$27,500		$77,988	$105,488
Dr. Carol Swain	$20,000		$77,988	$97,988
Catherine Wood	$-	(2)	$77,988	$77,988

(1)

These restricted share units were granted on April 4, 2023 and vested on April 4, 2024, the first anniversary of the grant date. The grant date fair value of each award was equal to the closing price of the Company’s Common Shares on the date of the grant as calculated in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. Pursuant to the rules of the SEC, the amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 11 to our consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 for information regarding the assumptions made in determining these values. As of December 31, 2023, our non-management trustees each held 7,463 restricted share units.

(2)	Ms. Wood has waived the annual trustee’s fee payable in cash.

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Trustee Independence

The Board will review at least annually the independence of each trustee. During these reviews, the Board will consider transactions and relationships between each trustee (and his or her immediate family and affiliates) and the Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the trustee is independent. This review will be based primarily on responses of the trustees to questions in a trustees’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with the Company and our management. Our Board has determined that each of Edward Constantino, Scott Kavanaugh, Dr. Arthur Laffer, Dr. Carol Swain and Catherine Wood is independent in accordance with NYSE rules. As required by NYSE, our independent trustees will meet in regularly scheduled executive sessions at which only independent trustees are present.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our shareholders. We and our Board have reviewed the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and SEC and NYSE rules.

Based on this review, we have established and adopted charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as corporate governance guidelines and a code of business conduct and ethics applicable to all of our trustees, officers and employees.

Our committee charters, code of business conduct and ethics and corporate governance guidelines are available on our website, nxdt.nexpoint.com, in the Governance section. Copies of these documents are also available upon written request to our Corporate Secretary at c/o NexPoint Diversified Real Estate Trust, 300 Crescent Court, Suite 700, Dallas, Texas 75201, Attn: Corporate Secretary. We will post information regarding any amendment to, or waiver from, our code of business conduct and ethics on our website in the Governance section.

Furthermore, our insider trading policy, which is reasonably designed to promote compliance with insider trading laws, rules and regulations, (1) governs the purchase, sale and/or other disposition of the Company’s securities by trustees, officers and employees of the Company, and (2) prohibits our trustees and certain employees, including all of our executive officers, from engaging in hedging transactions with respect to our securities, including entering into options, warrants, puts, calls or similar instruments or selling our securities short.

The Board periodically reviews its corporate governance policies and practices. Based on these reviews, the Board may adopt changes to policies and practices that are in the best interest of our shareholders and as appropriate to comply with any new SEC or NYSE rules.

Board Leadership Structure and the Board’s Role in Risk Oversight

James Dondero, our President, serves as Chairman of the Board. The Board believes that combining these positions is the most effective leadership structure for the Company at this time. As President, Mr. Dondero is involved in day-to-day operations and is familiar with the opportunities and challenges that the Company faces at any given time. With this insight, he is able to assist the Board in setting strategic priorities, lead the discussion of business and strategic issues and translate Board recommendations into Company operations and policies.

The Board has appointed Scott Kavanaugh as its lead independent trustee. His key responsibilities in this role include:

●	developing agendas for, and presiding over, the executive sessions of the non-management or independent trustees;

●	reporting the results of the executive sessions to the Chairman;

●

serving as a liaison between the independent trustees and the Chairman (provided that each trustee will also be afforded direct and complete access to the Chairman at any such time such trustee deems necessary or appropriate);

●	presiding at all meetings of the Board at which the Chairman is not present;

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●	approving information sent to the Board;

●	approving agendas for Board meetings;

●	approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

●	calling meetings of the independent trustees; and

●	if requested by major shareholders, ensuring that he is available for consultation and direct communication.

Risk is inherent with every business and we face a number of risks. Management is responsible for the day-to-day management of risks, while the Board, as a whole and through our audit committee, is responsible for overseeing our management and operations, including overseeing its risk assessment and risk management functions. The Board has delegated responsibility for reviewing our policies with respect to risk assessment and risk management to our audit committee through its charter. The Board has determined that this oversight responsibility can be most efficiently performed by our audit committee as part of its overall responsibility for providing independent, objective oversight with respect to our accounting and financial reporting functions, internal and external audit functions, systems of internal controls over financial reporting and legal, ethical and regulatory compliance. Our Board has also delegated the oversight of risks related to cybersecurity to our audit committee and risks related to environmental, social and governance matters to our nominating and corporate governance committee. Our audit and nominating and corporate governance committees regularly report to the Board with respect to its oversight of these areas.

Board Meetings

The Board held five meetings during the fiscal year ended December 31, 2023. Each trustee serving on the Board in 2023 attended at least 75% of the total number of meetings of the Board and the total number of meetings of the committees on which he or she served during the time they served on the Board. Under our corporate governance guidelines, each trustee is expected to devote the time necessary to appropriately discharge his or her responsibilities and to prepare for, and, to the extent possible, attend and participate in all Board meetings and meetings of committees on which he or she serves.

Trustee Attendance at Annual Meetings of Shareholders

Under our corporate governance guidelines, each trustee is expected to attend the annual meeting of shareholders. All of the Company’s trustees at the time of the 2023 annual meeting of shareholders attended the 2023 annual meeting.

Board Committees

Our Board has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the Board.

Audit Committee

Our audit committee consists of Mr. Constantino, Mr. Kavanaugh, Dr. Laffer, Dr. Swain and Ms. Wood, with Mr. Constantino serving as chair of the committee. The Board has determined that each of Mr. Constantino, Mr. Kavanaugh, Dr. Laffer and Dr. Swain qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations. The Board has also determined that each of Mr. Constantino, Mr. Kavanaugh, Dr. Laffer, Dr. Swain and Ms. Wood is “financially literate,” as required by the NYSE rules and is independent as defined by NYSE rules and SEC requirements relating to the independence of audit committee members. Our Board has determined that Mr. Constantino’s, Mr. Kavanaugh’s, Dr. Laffer’s, Dr. Swain’s and Ms. Wood’s simultaneous service on the audit committees of more than three public companies would not impair his or her ability to effectively serve on our audit committee. The audit committee met five times during the fiscal year ended December 31, 2023. Our audit committee charter details the principal functions of the audit committee, including oversight related to:

●	our accounting and financial reporting processes;

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●	the integrity of our consolidated financial statements;

●	our systems of disclosure controls and procedures and internal control over financial reporting;

●	our compliance with financial, legal and regulatory requirements;

●	the performance of our internal audit function;

●	our overall risk assessment and management; and

●

our process for assessing, identifying and managing risks from cybersecurity threats as well as any material effects, or reasonably likely material effects, of risks from cybersecurity threats and previous cybersecurity incidents.

The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also prepares the audit committee report required by SEC regulations to be included in our annual proxy statement. A copy of the audit committee charter is available under the Governance section of the Company’s website at nxdt.nexpoint.com.

Compensation Committee

Our compensation committee consists of Dr. Laffer, Mr. Kavanaugh, Mr. Constantino, Dr. Swain and Ms. Wood, with Dr. Laffer serving as chair of the committee. The Board has determined that each of Dr. Laffer, Mr. Kavanaugh, Mr. Constantino, Dr. Swain and Ms. Wood is independent as defined by NYSE rules and SEC requirements relating to the independence of compensation committee members. The compensation committee met five times during the fiscal year ended December 31, 2023. Our compensation committee charter details the principal functions of the compensation committee, including:

●	reviewing our compensation policies and plans;

●	implementing and administering a long-term incentive plan;

●	evaluating the terms of the Advisory Agreement, and the performance of the Adviser thereunder;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	producing a report on compensation to be included in our annual proxy statement, as required; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for trustees.

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The compensation committee will review and approve, at least annually, corporate goals and objectives relevant to the compensation of the President and the other executive officers of the Company. The compensation committee will, either as a committee or together with other independent trustees (as directed by the Board), evaluate the performance of the President and the other executive officers in general and in light of those corporate goals and objectives and set compensation levels for the President and the other executive officers based on those evaluations and any other factors as it deems appropriate. The compensation committee will also make recommendations to the Board with respect to the approval, adoption and amendment of all cash- and equity-based incentive compensation plans in which any executive officer of the Company participates. In determining the long-term incentive component of the President’s compensation, the compensation committee will consider the Company performance and relative shareholder return, the value of similar incentive awards to the President at comparable companies and the awards given to the Company’s President in past years. In addition, in accordance with the Company’s corporate governance guidelines, the compensation committee will periodically review trustee compensation in relation to other comparable companies and in the light of such other factors as the compensation committee may deem appropriate. The compensation committee will discuss this review with the Board.

The compensation committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of our compensation and the sole authority to approve the fees and other retention terms of such compensation consultants. The committee may, in its discretion, delegate specific duties and responsibilities to a subcommittee or an individual committee member, to the extent permitted by applicable law. The committee is also able to retain independent counsel and other independent advisors to assist it in carrying out its responsibilities. A copy of the compensation committee charter is available under the Governance section of the Company’s website at nxdt.nexpoint.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Kavanaugh, Mr. Constantino, Dr. Laffer, Dr. Swain and Ms. Wood, with Mr. Kavanaugh serving as chair of the committee. The Board has determined that each of Mr. Kavanaugh, Mr. Constantino, Dr. Laffer and Ms. Wood is independent as defined by NYSE rules. The nominating and corporate governance committee met five times during the fiscal year ended December 31, 2023. Our nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee, including:

●

reviewing the characteristics of current Board members, including diversity characteristics and determining if any characteristics are lacking and using these measures in identifying and recommending to the full Board qualified candidates for election as trustees;

●	developing and recommending to the Board corporate governance guidelines and implementing and monitoring such guidelines;

●	reviewing and making recommendations on matters involving the general operation of the Board, including board size and composition, and committee composition and structure;

●	recommending to the Board nominees for each committee of the Board;

●	annually facilitating the assessment of the Board’s performance, as required by applicable law, regulations and the NYSE corporate governance listing standards;

●	annually reviewing and making recommendations to the Board regarding revisions to the corporate governance guidelines and the code of business conduct and ethics;

●	overseeing succession planning; and

●	overseeing the Company’s strategy, initiatives, risks, opportunities and reporting on material environmental, social and governance matters.

The nominating and corporate governance committee has the sole authority to retain and terminate any search firm to assist in the identification of trustee candidates and the sole authority to set the fees and other retention terms of such search firms. The committee is also able to retain independent counsel and other independent advisors to assist it in carrying out its responsibilities. A copy of the nominating and corporate governance committee charter is available under the Governance section of the Company’s website at nxdt.nexpoint.com.

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Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our trustees and executive officers, who are employees of our Adviser. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

●	compliance with laws, rules and regulations;

●	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

●	accountability for adherence to the code of business conduct and ethics.

A copy of our code of business conduct and ethics is available under the Governance section of the Company’s website at nxdt.nexpoint.com. We will also provide a copy to any person, without charge, upon written request to our Corporate Secretary at c/o NexPoint Diversified Real Estate Trust, 300 Crescent Court, Suite 700, Dallas, Texas 75201, Attn: Corporate Secretary. We will post information regarding any amendment to, or waiver from, our code of business conduct and ethics on our website under the Governance section.

Qualifications for Trustee Nominees

The nominating and corporate governance committee is responsible for reviewing with the Board, at least annually, the appropriate skills and experience required for members of the Board. This assessment includes factors such as judgment, skill, diversity, integrity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

In connection with this assessment, the nominating and corporate governance committee will identify individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions. The nominating and corporate governance committee will also review the qualifications of, and make recommendations to the Board regarding, trustee nominations submitted to the Company by shareholders in accordance with the Company’s bylaws or otherwise using the same assessment process described above. In addition, the nominating and corporate governance committee will evaluate whether an incumbent trustee should be nominated for re-election to the Board as part of its annual review and selection process. The nominating and corporate governance committee will use the same factors established for new trustee candidates to make its evaluation and will also take into account the incumbent trustee’s performance as a Board member.

Board Diversity

The nominating and corporate governance committee does not have a formal policy regarding the consideration of diversity for trustee candidates. The nominating and corporate governance committee does, however, consider diversity as part of its overall selection strategy. The nominating and corporate governance committee considers diversity in its broadest sense, including diversity in professional and life experiences, education, skills, perspectives and leadership, as well as other individual qualities and attributes that contribute to Board heterogeneity, such as race, ethnicity, sexual orientation, gender and national origin. Importantly, the nominating and corporate governance committee considers how the experiences and skill sets of each trustee nominee complements those of fellow trustees and trustee nominees to create a balanced Board with diverse viewpoints and deep expertise. The Company believes that the inclusion of diversity as one of many factors considered in selecting trustee nominees is consistent with the Company’s goal of creating a board of trustees that best serves our needs and those of our shareholders.

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The Company includes diversity related questions in its director and officer questionnaires to help the nominating and corporate governance committee identify whether there are areas, including with respect to diversity of thought, background, experience, gender, race and age, the nominating and corporate governance committee should consider in connection with its review of board composition and board refreshment.

Below is a summary of the experience and skills, gender, age and tenure of our trustees, and whether the trustees are racially or ethnically diverse.

	Mr. Dondero	Mr. Mitts	Mr. Constantino	Mr. Kavanaugh	Dr. Laffer	Dr. Swain	Ms. Wood
Executive Leadership	X	X		X	X	X	X

Real Estate/REIT Experience	X	X	X	X	X	X	X

Business Operations	X	X		X	X	X	X

Strategic Development/Planning	X	X		X	X	X	X

Corporate Governance	X	X	X	X	X	X	X

Financial and Accounting	X	X	X	X	X	X	X

Risk Management	X	X	X	X	X	X	X

Capital Markets/Financial Services	X	X		X	X	X	X

Technology, Information Security and Innovation	X			X	X	X	X

Cybersecurity	X			X	X	X	X

Environmental Issues, including Climate Change	X			X	X	X	X

Social Issues, including Diversity and Inclusion	X			X	X	X	X

Human Capital	X			X	X	X	X

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	Mr. Dondero	Mr. Mitts	Mr. Constantino	Mr. Kavanaugh	Dr. Laffer	Dr. Swain	Ms. Wood
Independent

Independent			X	X	X	X	X

Diversity

Gender	M	M	M	M	M	F	F

Racially or Ethnically Diverse †	W	W	W	W	W	B	W

Age Range

59 and under		X

60-64	X			X

65-69							X

70 and older			X		X	X

Tenure on Board

0-5 years	X	X	X	X	X	X	X

6-10 years

† B = Black/African American

   W = White

The composition of our Board also reflects our belief that multiple and varied points of view facilitate more balanced, wide-ranging discussion in the boardroom, and contribute to a more effective decision-making process.

Trustee Candidate Recommendations by Shareholders

The nominating and corporate governance committee will review and evaluate any trustee nominations submitted by shareholders, including reviewing the qualifications of, and making recommendations to the Board regarding, trustee nominations submitted by shareholders in the same manner as described under “Qualifications for Trustee Nominees.” See “Communications with the Board of Trustees” below for additional information on how to submit a trustee nomination to the Board.

Communications with the Board of Trustees

Any shareholder or other interested party who wishes to communicate directly with the Board or any of its members may do so by writing to: Board of Trustees, c/o NexPoint Diversified Real Estate Trust, 300 Crescent Court, Suite 700, Dallas, Texas 75201, Attn: Corporate Secretary. The mailing envelope should clearly indicate whether the communication is intended for the Board as a group, the non-management trustees or a specific trustee.

Shareholder Nominations

The Company’s bylaws provide that, with respect to an annual meeting of our shareholders, or at any special meeting in lieu of an annual meeting of our shareholders, nominations of individuals for election to the Board may be made only (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any shareholder of record, or group of shareholders of record, who was a shareholder of record both at the time of giving the notice required by our bylaws and at the time of the determination of shareholders entitled to notice of and to vote at the meeting, who has held beneficially and “at risk” (within the meaning of our bylaws), continuously through the period referred to in our bylaws and for at least one year prior to the date such shareholder gives notice required by our bylaws, at least $5,000 in market value of the Company’s shares, and has provided notice to us within the time period, and containing the information, certifications and other materials, specified in the advance notice provisions of our bylaws and who has complied with the other procedural requirements set forth in our bylaws.

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EXECUTIVE OFFICERS

The following sets forth information regarding the executive officers of the Company as of April 1, 2024:

Name	Age	Position(s)
Executive Officers
James Dondero	61	President and Trustee
Matt McGraner	40	Executive VP, Chief Investment Officer and Secretary
Brian Mitts	53	Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary and Trustee
Dennis Charles Sauter, Jr.	49	General Counsel
Dustin Norris	40	Executive Vice President

Information regarding Mr. Dondero and Mr. Mitts is included above under “Proposal 1-Election of Trustees.”

Matt McGraner has served as our Executive VP, Chief Investment Officer and Secretary since July 2022. Mr. McGraner co-founded NREA, an affiliate of the Company, as well as NXRT, NREF and other real estate businesses with Mr. Mitts and Mr. Dondero. Mr. McGraner has also served as the Executive VP and Chief Investment Officer of NXRT since March 2015, as Executive VP, Chief Investment Officer and Secretary of VineBrook since February 2019, as Executive VP and Chief Investment Officer of NREF since January 2020, as a member of the board of directors and President of NSP since November 2020, and as Chief Investment Officer and Secretary of NXHT since June 2022. From September 2014 to March 2015, Mr. McGraner served as NXRT’s Secretary, from October 2018 to February 2019, Mr. McGraner served as Chief Executive Officer, President and Secretary of VineBrook and from June 2019 to February 2020 as Secretary of NREF. Mr. McGraner has also served as Chief Investment Officer of NHT since December 2019 and as a Managing Director at our Sponsor since 2016. NXRT, NREF, VineBrook, NXHT, NHT and our Sponsor are all affiliates of the Company. With over ten years of real estate, private equity and legal experience, his primary responsibilities are to lead the operations of the real estate platform at our Sponsor, as well as source and execute investments, manage risk and develop potential business opportunities, including fundraising, private investments and joint ventures. Mr. McGraner is also a licensed attorney and was formerly an associate at Jones Day from 2011 to 2013, with a practice primarily focused on private equity, real estate and mergers and acquisitions. While at Jones Day, Mr. McGraner led the acquisition and financing of over $200 million of real estate investments and advised on $16.3 billion of M&A and private equity transactions. Since 2013 through April 1, 2024, Mr. McGraner has led the acquisition and financing of over $19.9 billion of real estate investments.

Dennis Charles “D.C.” Sauter, Jr. has served as our General Counsel since July 2022. Mr. Sauter has also served as the General Counsel of NXRT and NREF since February 2020 and as General Counsel of our Sponsor since April 2021. Previously, Mr. Sauter was a partner in the real estate section of Wick Phillips Gould & Martin, LLP in Dallas, Texas from January 2014 until joining our Sponsor in February 2020, where he specialized in acquisitions, construction, financing, joint ventures and complex leasing for REITs, private developers and institutional investors. NREF, NXRT and our Sponsor are all affiliates of the Company. Mr. Sauter’s primary responsibility is to manage our legal matters, including corporate governance, real estate transactions and capital markets transactions. He received his Bachelor of Arts degree from the University of Texas at Austin and his Juris Doctor from Southern Methodist University Dedman School of Law. He has been a licensed attorney and member of the State Bar of Texas since 2001.

Dustin Norris has served as our Executive Vice President since April 2019. Mr. Norris previously served as our Assistant Treasurer from 2013 to 2015, and as Secretary from 2015 to 2018. Mr. Norris also serves as the President of NexPoint Securities, Inc. and head of Distribution and Chief Product Strategist at NexPoint. Mr. Norris oversees the business development, sales, and marketing efforts focused on REITs, closed-end funds, interval funds, private placements, Delaware statutory trust exchange offerings under Section 1031 of the Internal Revenue Code and open-end mutual funds. Mr. Norris oversees a team including external and internal sales, national accounts, product development and marketing/investor relations. Prior to joining NexPoint in 2010, he was employed by Deloitte & Touche LLP in the Audit and Enterprise Risk Services Group, working primarily in the financial services and energy industries. Mr. Norris received master’s and bachelor’s degrees in accounting from Brigham Young University. He is a licensed Certified Public Accountant.

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Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our trustees, executive officers and persons who own more than 10% of our common shares to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. The SEC rules require us to disclose late filings of initial reports of share ownership and changes in share ownership by our trustees, executive officers and 10% shareholders.

Based solely on a review of copies of Forms 3, 4 and 5 filed with the SEC, we believe that during the fiscal year ended December 31, 2023, all Section 16(a) filing requirements applicable to our trustees, executive officers and 10% shareholders were completed in a timely manner, except for one Form 4 (reporting two transactions) filed on October 10, 2023 for Mr. Dondero.

EXECUTIVE COMPENSATION

Overview of Executive Compensation Program

The officers, who are employees of our Adviser, have not received, nor do we expect they will in the future receive, any cash compensation from the Company for their services. Similarly, we do not provide such officers with pension benefits, perquisites or other personal benefits. Instead, we pay our Adviser the fees described below. Our compensation committee does not make determinations with respect to compensation paid by our Adviser or its affiliates to such officers.

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual advisory fee of 1.00% of Managed Assets (as defined below) and an annual administrative fee of 0.20% of Managed Assets. In addition, the Company is required to reimburse the Adviser for certain expenses incurred in connection with its provision of services under the Advisory Agreement. The Advisory Agreement provides that the monthly installment of fees paid to the Adviser must be paid in cash unless the Adviser elects to receive all or a portion of the monthly installment of fees in Common Shares of the Company. The Common Shares issued to the Adviser under the Advisory Agreement (subject to certain exceptions) may not exceed 5% of the number of Common Shares or 5% of the voting power of the Company outstanding prior to the first such issuance. For the year ended December 31, 2023, we paid approximately $11.7 million in fees to our Adviser. As of December 31, 2023, a total of $3.1 million in Fees to the Adviser have been waived to comply with the Expense Cap (as defined below).

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies and/or (iv) any other means. In the event the Company holds collateralized mortgage-backed securities (“CMBS”) where the Company holds the controlling tranche of the securitization and is required to consolidate under GAAP all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another person it does not wholly own as a result of owning a controlling interest in such person or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such person’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the fees as promptly as possible after the end of the month with respect to which such installment is payable. For more information about the Advisory Agreement, please see “Certain Relationships and Related Party Transactions-Our Advisory Agreement.”

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Additionally, our Advisory Agreement does not require our named executive officer to dedicate a specific amount of time fulfilling the obligations of our Adviser to us under the Advisory Agreement and does not require a specific percentage or amount of the fees paid to the Adviser to be allocated to the compensation of our named executive officers. Our Adviser does not compensate our named executive officers specifically for their services performed for us as they also serve as officers of other investment vehicles that are sponsored, managed or advised by affiliates of our Adviser. For these reasons, our Adviser cannot identify the portion of compensation awarded to our named executive officers for services rendered solely in his capacity as an officer of the Company. Accordingly, we are unable to provide complete compensation information for our named executive officers as the total compensation of our named executive officers reflects the performance of all the investment vehicles for which these individuals provide or provided services. However, for context, the Adviser and/or its affiliates paid our named executive officers aggregate base salary and cash incentive bonuses totaling $5.5 million for the year ended December 31, 2023. This represents approximately 47.2% of the approximately $11.7 million in fees paid to the Adviser by us for the year ended December 31, 2023. However, if a portion of the aggregate base salary and cash incentive bonuses paid to our named executive officers is allocated to us based on the advisory fees paid to the Adviser by us as a percentage of the total advisory fees earned by the Adviser and its affiliates, the aggregate base salary and cash incentive bonuses allocated to us for our named executive officer is 9.3% of the fees paid to the Adviser by us for the year ended December 31, 2023. The cash compensation paid to our named executive officer is approximately 27.3% fixed pay and 72.7% variable/incentive pay. Total compensation paid to our named executive officers in the aggregate for the year ended December 31, 2023, including fixed and variable/incentive cash compensation, as well as time-based restricted share units, or RSUs, of the Company and other affiliates of the Adviser that vested during the year, totaled approximately $20.5 million. This represents base salary of $1.5 million or 7.4%, incentive cash bonuses of $4.0 million or 19.6%, and time-based RSU compensation of $15.0 million or 73.0%. The compensation paid by our Adviser and its affiliates to each of our named executive officers is based upon a robust review process (which includes self-evaluation and peer-review) that takes into consideration the named executive officer’s projected goals for the given year and the named executive officer’s performance relative to those goals. Our Adviser and its affiliates measure performance based on a number of metrics/measurements, including as applicable, the growth of assets under management of our Sponsor’s investment vehicles, new investment vehicles launched, deals sourced, deals closed, relative performance of the named executive officer’s underlying investments measured against peers and versus applicable investment benchmarks, as well as the accomplishment of additional firm and team goals. However, our Sponsor measures its success by the success of its investors, and thus the performance of investments managed by the applicable named executive officer is a primary consideration in determining variable/incentive compensation payable to our named executive officers.

We have no arrangements to make cash payments to our named executive officers upon their termination from service as our officers. In addition, we currently do not have any equity ownership requirements or guidelines for our named executive officers. While we do not pay our named executive officers any cash compensation, the compensation committee may grant our named executive officers equity-based awards intended to align their interests with the interests of our shareholders. In establishing award levels, the compensation committee currently does not plan to engage in any benchmarking of award levels/opportunities, believing that there is insufficient information regarding incentive awards in the case of externally-managed REITs.

In 2023, our shareholders approved the compensation of our named executive officers by 79% of the votes cast.

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Summary Compensation Table

The following table sets forth the compensation paid to or accrued by those named executive officers for whom we are able to quantify such compensation for services the named executive officer rendered to us during the fiscal years presented.

NAME AND PRINCIPAL POSITION	YEAR	STOCK AWARDS ($)(1)	TOTAL ($)

James Dondero President	2023	$1,961,068	$1,961,068
	2022(2)	—	—
Matt McGraner Executive VP, Chief Investment Officer and Secretary	2023	$1,866,204	$1,866,204
	2022(2)	—	—
Dustin Norris Executive VP	2023	$519,898	$519,898
	2022(2)	--	--

(1)

The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of restricted share units, calculated in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for information regarding the assumptions made in determining these values.

(2)	No compensation was paid to, earned by or awarded to any of our named executive officers during the fiscal year ended December 31, 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding outstanding equity awards held by our named executive officers as of December 31, 2023.

	STOCK AWARDS
NAME	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)
James Dondero	187,662(2)	$$1,491,913
Matt McGraner	180,498(3)	$$1,434,959
Dustin Norris	49,751(4)	$$395,520

(1)	Market value is based on the closing price of our Common Shares as of December 29, 2023 ($7.95), the last trading day of the year.

(2)

Consists of restricted share units granted on April 4, 2023. As of December 31, 2023, there were 187,662 restricted shares units not vested, which vested one-fourth on April 4, 2024, and which will vest one-fourth on April 4, 2025, one-fourth on April 4, 2026 and one-fourth on April 4, 2027.

(3)

Consists of restricted share units granted on April 4, 2023. As of December 31, 2023, there were 180,498 restricted shares units not vested, which vested one-fourth on April 4, 2024, and which will vest one-fourth on April 4, 2025, one-fourth on April 4, 2026 and one-fourth on April 4, 2027.

(4)

Consists of restricted share units granted on April 4, 2023. As of December 31, 2023, there were 49,751 restricted shares units not vested, which vested one-fourth on April 4, 2024, and which will vest one-fourth on April 4, 2025, one-fourth on April 4, 2026 and one-fourth on April 4, 2027.

Pension Benefits

We do not provide any of our officers with pension benefits.

Nonqualified Deferred Compensation

We do not provide any of our officers with any nonqualified deferred compensation plans.

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Potential Payments Upon Termination of Employment or Change in Control

In the event any officer’s employment with our Adviser is terminated involuntarily by the Adviser for reasons other than for cause, by the officer for good reason, or otherwise due to such officer’s death, disability or retirement, all outstanding restricted share units granted that have not previously vested or been forfeited, will vest. If a change in control occurs and the award is not assumed or converted into a replacement award in a manner described in the award agreement, all outstanding awards held by our officers that have not previously vested or been forfeited, will vest. See “—Outstanding Equity Awards at Fiscal Year-End” above for the market value of outstanding equity awards as of December 31, 2023 that would have vested if any of the events described above occurred on December 31, 2023.

In general, except as may be otherwise prescribed by the compensation committee in any award agreement, the Company’s 2023 Long Term Incentive Plan (the “2023 Plan”) provides that a change of control will be deemed to have occurred if: (a) individuals who constitute the Board on the effective date of the 2023 Plan cease for any reason to constitute at least a majority of the Board, unless their replacements are approved as described in the 2023 Plan (subject to certain exceptions described in the 2023 Plan); (b) a person or group becomes the beneficial owner of 35% or more of the then-outstanding Common Shares or the combined voting power of our then-outstanding securities entitled to vote generally in the election of directors, subject to certain exceptions; (c) the Company closes a reorganization, merger, consolidation, significant sale or purchase of assets or other similar transaction resulting in a substantial change in its ownership or leadership, in each case which causes the persons or groups who are the beneficial owners of 35% or more of the then-outstanding Common Shares or the combined voting power of our then-outstanding securities entitled to vote generally in the election of trustees to cease to be such beneficial owners of the entity resulting from such transaction, in substantially the same proportions of ownership as immediately prior to such transaction, as further described in the 2023 Plan; (d) the Company’s shareholders approve its complete liquidation or dissolution; or (e) the Adviser is terminated.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last three completed calendar years. In determining the “compensation actually paid” to our named executive officers (“NEOs”), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in previous years, as the SEC’s valuation methods for this section differ from those required in the Summary Compensation Table. The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section. Note that for our NEOs other than our principal executive officer (the “PEO”), compensation and any applicable adjustments are reported as averages.

On July 1, 2022 (the “Deregistration Date”), the SEC issued an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) declaring that the Company had ceased to be an investment company under the 1940 Act (the “Deregistration Order”). Prior to receipt of the Deregistration Order, the Company was party to an investment advisory agreement and no executive officers received any compensation. Following receipt of the Deregistration Order, the Company is party to the Advisory Agreement and pays our Adviser the fees described herein. Since none of the Company’s executive officers received compensation in excess of $100,000 during the years ended December 31, 2022 and 2021, the Company’s sole named executive officer for each of the years ended December 31, 2021 and 2022 was Mr. Dondero, who as the Company’s President served as its PEO.

Prior to receipt of the Deregistration Order, the Company was an investment company registered under the 1940 Act. As required by Item 402(v) of Regulation S-K, we have provided below information regarding our financial performance for each of the last three completed calendar years, but note that through the Deregistration Date, the Company was an investment company registered under the 1940 Act so the information regarding our financial performance may not be comparable to other companies that were operating companies not registered under the 1940 Act for the periods presented.

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The compensation committee does not use compensation actually paid as a basis for making compensation decisions. Further, the Company does not use financial performance measures to link compensation actually paid to the NEOs to Company performance.

Year	Summary compensation table total for PEO	Compensation actually paid to PEO (1)	Average summary compensation table total for non-PEO named executive officers	Average compensation actually paid to non-PEO named executive officers (2)	Value of initial fixed $100 investment based on Total Shareholder Return		Net income (in thousands)
2023	$1,961,068	$1,491,913	$1,193,051	$915,240	$87		$(117,241)
2022	-	-	-	-	$116	(3)	$47,571	(4)
2021	-	-	-	-	$135	(3)	$250,010	(4)

(1) Mr. Dondero was our PEO for all three reporting years. As described elsewhere in this proxy statement, we did not pay any compensation to Mr. Dondero during either of the reporting years ended December 31, 2021 or 2022. The following are the adjustments made during the year ended December 31, 2023 to arrive at the compensation actually paid to our PEO during the year ended December 31, 2023:

Adjustments	2023
Amounts reported under “Stock Awards” in Summary Compensation Table	$(1,961,068)
Fair Value of Awards Granted in Year that Remain Unvested as of Year-End	$1,491,068
Total Adjustments	$(469,155)

(2) As described elsewhere in this proxy statement, we did not pay any compensation to any executive officers during the reporting years ended December 31, 2022 and 2021, so the Company has no non-PEO named executive officers for the reporting years ended December 31, 2022 and 2021. The non-PEOs for the year ended December 31, 2023 are Matt McGraner and Dustin Norris. The following are the adjustments made during the year ended December 31, 2023 to arrive at the average compensation actually paid to our non-PEOs during the year ended December 31, 2023:

Adjustments	2023
Amounts reported under “Share Awards” in Summary Compensation Table	$(1,193,051)
Fair Value of Awards Granted in Year that Remain Unvested as of Year-End	$915,240
Total Adjustments	$(277,811)

(3) On the Deregistration Date, the Company ceased to be an investment company registered under the 1940 Act. Since the Deregistration Date, we fully implemented the change in our business mandate that our shareholders had approved on June 19, 2020 to focus primarily on investing in various commercial real estate property types and across the capital structure, including but not limited to equity, mortgage debt, mezzanine debt and preferred equity.

(4) Represents net investment income plus net realized and unrealized gain on investments for the periods presented in which the Company was an investment company registered under the 1940 Act.

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Relationship between Compensation Actually Paid and Performance Measures

The following charts set forth the relationship between the compensation actually paid to the PEO and the average compensation actually paid to the NEOs other than the PEO for fiscal years 2023, 2022 and 2021 (collectively, “Compensation Actually Paid”) to each of (1) net income and (2) total shareholder return. As discussed above, the Company paid no compensation to our PEO and had no non-PEO named executive officers for fiscal years 2021 and 2022 and prior to the Deregistration Date, the Company was an investment company registered under the 1940 Act.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information as of the end of our most recently completed fiscal year with respect to compensation plans (including any individual compensation arrangements, of which there are none) under which our equity securities are authorized for issuance, aggregated as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities issuable upon exercise of outstanding options, warrants and rights)
Equity compensation plans approved by securityholders
2023 Plan	589,906 of the Company’s Common Shares (1)	N/A	1,955,094 of the Company’s Common Shares
Equity compensation plans not approved by securityholders
None	—	N/A	—
Total	589,906 of the Company’s Common Shares	N/A	1,955,094 of the Company’s Common Shares

(1) Represents restricted share units issued under our 2023 Plan.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or were in effect after January 1, 2022 to which we have been a party in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any of our executive officers, trustees or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Our Adviser

The Company is externally managed by the Adviser, pursuant to the Advisory Agreement for an initial three-year term that will expire on July 1, 2025 and successive one-year terms thereafter unless earlier terminated. The Adviser manages the day-to-day operations of the Company and provides investment management services. All of the Company’s investment decisions are made by the Adviser, subject to general oversight by the Adviser’s investment committee and the Company’s Board. The Adviser is wholly owned by our Sponsor. The members of our Adviser’s investment committee are James Dondero, Matt McGraner, and Brian Mitts.

Our Advisory Agreement

We pay our Adviser annual fees. We do not pay any incentive fees to our Adviser. We also generally reimburse our Adviser for operating or offering expenses it incurs on our behalf or in connection with the services it performs for us. Direct payment of operating expenses by us together with reimbursement of operating expenses to the Adviser, plus compensation expenses relating to equity awards granted under a long-term incentive plan and all other corporate general and administrative expenses of the Company, including the Fees (defined below) payable under the Advisory Agreement, may not exceed 1.5% (the “Expense Cap”) of Managed Assets (defined below), calculated as of the end of each quarter, for the twelve-month period following the Company’s receipt of the Deregistration Order. This limitation ended on June 30, 2023 and did not apply to Offering Expenses (defined below), legal, accounting, financial, due diligence and other service fees incurred in connection with extraordinary litigation and mergers and acquisitions or other events outside the ordinary course of our business or any out-of-pocket acquisition or due diligence expenses incurred in connection with the acquisition or disposition of certain real estate-related investments; provided, in the event the Company consolidates another entity that it does not wholly own as a result of owning a controlling interest in such entity or otherwise, expenses will be calculated without giving effect to such consolidation and instead such entity’s expenses will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of expenses. The Adviser may, at its discretion and at any time, waive its right to reimbursement for eligible out-of-pocket expenses paid on the Company’s behalf. Once waived, these expenses are considered permanently waived and become non-recoupable in the future.

Under the terms of the Advisory Agreement, our Adviser will, among other things:

●	identify, evaluate and negotiate the structure of our investments (including performing due diligence);

●	find, present and recommend investment opportunities consistent with our investment policies and objectives;

●	structure the terms and conditions of our investments;

●	review and analyze financial information for each investment in our overall portfolio;

●	close, monitor and administer our investments; and

●	identify debt and equity capital needs and procure the necessary capital.

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I-1924

As consideration for the Adviser’s services under the Advisory Agreement, we pay our Adviser an annual fee (the “Advisory Fee”) of 1.00% of Managed Assets and an annual fee (the “Administrative Fee” and, together with the Advisory Fee, the “Fees”) of 0.20% of the Company’s Managed Assets. The monthly installment of the fees shall be paid in cash unless the Adviser elects, in its sole discretion, to receive all or a portion of the monthly installment of the fees in Common Shares of the Company, subject to certain restrictions including that in no event shall the Common Shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of Common Shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the Common Shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 Common Shares; provided, however, that the Share Cap will not apply if the Company's shareholders have approved issuances in excess of the Share Cap. At the Company’s 2023 annal meeting of shareholders, the Company’s shareholders did not approve issuances in excess of the Share Cap. During the year ended December 31, 2023, we issued 145,619.99 common shares to the Advisor in payment of the Fees in an amount of $1.43 million.

Under the Advisory Agreement, “Managed Assets” means an amount equal to the total assets of the Company, including any form of leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing to purchase or develop real estate or other investments, borrowing through a credit facility, or the issuance of debt securities), (ii) the issuance of preferred shares or other preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Company’s investment objectives and policies, and/or (iv) any other means. In the event the Company holds collateralized CMBS where the Company holds the controlling tranche of the securitization and is required to consolidate under generally accepted accounting principles all assets and liabilities of a specific CMBS trust, the consolidated assets and liabilities of the consolidated trust will be netted to calculate the allowable amount to be included as Managed Assets. In addition, in the event the Company consolidates another person it does not wholly own as a result of owning a controlling interest in such person or otherwise, Managed Assets will be calculated without giving effect to such consolidation and instead such person’s assets, leverage, expenses, liabilities and obligations will, on a pro rata basis consistent with the Company’s percentage ownership, be considered those of the Company for purposes of calculation of Managed Assets. The Adviser computes Managed Assets as of the end of each fiscal quarter and then computes each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable.

Incentive compensation may be payable to our executive officers and certain other employees of our Adviser or its affiliates pursuant to a long-term incentive plan adopted by us and approved by our shareholders. Compensation expense is generally not considered when calculating Managed Assets.

We are required to pay directly or reimburse the Adviser for all of the documented “operating expenses” (all out-of-pocket expenses of the Adviser in performing services for us, including but not limited to the expenses incurred by the Adviser in connection with any provision by the Adviser of legal, accounting, financial, due diligence, investor relations or other services performed by the Adviser that outside professionals or outside consultants would otherwise perform and our pro rata share of rent, telephone, utilities, office furniture, equipment, machinery or other office, internal and overhead expenses of the Adviser required for our operations) and any and all expenses (other than underwriters’ discounts) paid or to be paid by us in connection with an offering of our securities, including, without limitation, our legal, accounting, printing, mailing and filing fees and other documented offering expenses (collectively, “Offering Expenses”), paid or incurred by the Adviser or its affiliates in connection with the services it provides to us pursuant to the Advisory Agreement.

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I-1925

We have the right to terminate the Advisory Agreement on 30 days’ written notice upon the occurrence of a cause event (as defined in the Advisory Agreement). The Advisory Agreement can be terminated by us or the Adviser without cause upon the expiration of the then-current term with at least 180 days’ written notice to the other party prior to the expiration of such term. The Adviser may also terminate the agreement with 30 days’ written notice if we have materially breached the agreement and such breach has continued for 30 days before we are given such notice. In addition, the Advisory Agreement will automatically terminate in the event of an Advisers Act Assignment (as defined in the Advisory Agreement) unless we provide written consent. A termination fee will be payable to the Adviser by us upon termination of the Advisory Agreement for any reason, including non-renewal, other than a termination by us upon the occurrence of a cause event or due to an Advisers Act Assignment. The termination fee will be equal to three times the Fees earned by the Adviser during the twelve-month period immediately preceding the most recently completed calendar quarter prior to the effective termination date; provided, however, if the Advisory Agreement is terminated prior to the one year anniversary of the date of the Advisory Agreement, the Fees earned during such period will be annualized for purposes of calculating the Fees.

Under the terms of the Advisory Agreement, the Adviser will indemnify and hold harmless the Company and its subsidiaries, including the Company’s operating partnership, NexPoint Diversified Real Estate Trust Operating Partnership, L.P (the “OP”), from all claims, liabilities, damages, losses, costs and expenses, including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by reason of the Adviser’s bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Adviser will not be held responsible for any action of our Board in following or declining to follow any written advice or written recommendation given by the Adviser. However, the aggregate maximum amount that the Adviser may be liable to us pursuant to the Advisory Agreement will, to the extent not prohibited by law, never exceed the amount of the Advisory Fees received by the Adviser under the Advisory Agreement prior to the date that the acts or omissions giving rise to a claim for indemnification or liability have occurred. In addition, the Adviser will not be liable for special, exemplary, punitive, indirect, or consequential loss, or damage of any kind whatsoever, including without limitation lost profits. The limitations described in the preceding two sentences will not apply, however, to the extent such damages are determined in a final binding non-appealable court or arbitration proceeding to result from the bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of the Adviser’s duties.

The Adviser and its affiliates expect to engage in other business ventures, and as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the Advisory Agreement, the Adviser is required to devote sufficient resources to our administration to discharge its obligations under the Advisory Agreement.

Management of Operating Properties

The Company’s operating properties, other than undeveloped land, are managed by NexVest Realty Advisors, LLC (“NexVest”), an affiliate of the Adviser. For the year ended December 31, 2023, the Company, through its subsidiaries, has paid approximately $0.7 million in property management fees to NexVest. The property management agreement with NexVest for the retail property in Lubbock, Texas is dated January 1, 2014 and had a fixed fee of $1,200 per month. Effective January 1, 2023, the property management agreement was amended and the property management fee was increased to $1,200 per month. The property management agreement with NexVest for Cityplace Tower is dated August 15, 2018, and the management fee is calculated on 3% of gross revenues, with a minimum fee of $20,000 per month. The property management agreement with NexVest for the White Rock Center is dated June 1, 2013, and the management fee is calculated on 4% of gross receipts, payable monthly. The property management agreement with NexVest for Cityplace Tower also allows for the manager, as the agent of CP Tower Owner, LLC (“Owner”), to draw on the operating account when required in connection with the operation or maintenance of the property, the payment of certain expenses defined in the agreement, or as expressly approved in writing by Owner. For the year ended 2023, Cityplace Tower reimbursed $1.9 million to NexVest for these expenses.

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I-1926

Management of Life Settlement Contracts

Prior to September 1, 2023, the Company, through one of its TRSs, owned 100% of the outstanding equity and debt of Specialty Financial Products, Ltd. (“SFP”), an Ireland domiciled private company with limited liability and a Designated Activity Company. At the proposal of NexAnnuity Asset Management, L.P. (“NexAnnuity”), an affiliate of the Adviser, SFP was formed for the purpose of entering into acquisitions of U.S. life settlement policies approved by NexAnnuity and funded by the issuance of debt securities, or a structured promissory note (the “Structured Note”) issued by SFP. SFP utilizes proceeds from maturing life settlement contracts to repay the Structured Note and to further invest in life settlement contracts. On September 1, 2023, the Company, through one of its TRSs, entered into a contribution agreement to transfer the Structured Note and all its rights, title and interests to a related party NexAnnuity Holdings, Inc. (“NHI”) and its wholly owned subsidiaries. The Company also transferred all of its ordinary shares in SFP to a separate share trustee. In exchange, the Company was issued 68,500 shares of Class A Preferred Stock in NHI. As a result, the Company now holds none of the outstanding equity and debt of SFP. The Company will have no continuing involvement with SFP. On September 28, 2023, the Company redeemed 2,000 shares of Class A Preferred Stock of NHI for $2.0 million. On September 30, 2023, the Company elected to receive the quarterly distribution of approximately $0.5 million in Class A Preferred Stock instead of cash. On October 24, 2023, the Company redeemed 1,000 shares of Class A Preferred Stock of NHI for $1.0 million. On November 10, 2023, the Company redeemed 1,000 shares of Class A Preferred Stock of NHI for $1.0 million. On December 31, 2023, the Company elected to capitalize the quarterly distribution of approximately $1.3 million.

Guaranties of NexPoint Storage Partners, Inc. Debt

On July 2, 2021, the Company, together with Highland Opportunities and Income Fund (“HFRO”) and Highland Global Allocation Fund (collectively, the “Co-Guarantors”) as limited guarantors, entered into a Guaranty of Recourse Obligations (“SAFStor Recourse Guaranty I”) in favor of ACORE Capital Mortgage, LP (“ACORE”) in its capacity as Administrative Agent for and on behalf of the Lenders under the a Loan Agreement (“SAFStor Loan Agreement I”), in an aggregate principal amount of $235.86 million, for the benefit of entities indirectly owned by SAFStor NREA JV – I, LLC (“SAFStor – I”), SAFStor NREA JV – III, LLC (“SAFStor – III”), SAFStor NREA JV – IV, LLC (“SAFStor – IV”), SAFStor NREA JV – V, LLC (“SAFStor – V”), SAFStor NREA JV – VI, LLC (“SAFStor – VI”), SAFStor NREA JV – VII, LLC (“SAFStor – VII”), and SAFStor NREA JV – VIII, LLC (“SAFStor – VIII”) (collectively, “SAFStor”), pursuant to which the Company and the Co-Guarantors guaranteed certain obligations of SAFStor. On July 2, 2021, the Company also entered a substantively identical guaranty in favor of ACORE in its capacity as Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement I”), in the amount of $6.05 million, for the benefit of entities indirectly owned by SAFStor. On December 8, 2022, NSP completed a transaction that resulted in it acquiring 100% of the equity interest in SAFStor. On April 24, 2023, the Company joined certain separate guaranties previously made in favor of ACORE by the Co-Guarantors pursuant to an Omnibus Amendment to and Reaffirmation of Loan Documents (the “SAFStor Recourse Guaranty II”) in favor of ACORE in its capacity as (i) Administrative Agent for and on behalf of the Lenders under a Loan Agreement (“SAFStor Loan Agreement II”), in an aggregate principal amount of $41.99 million, for the benefit of SAFStor, and (ii) Administrative Agent for and on behalf of the Lenders under a Mezzanine Loan Agreement (“SAFStor Mezzanine Loan Agreement II”), in the amount of $1.08 million, for the benefit of entities indirectly owned by SAFStor. Pursuant to the SAFStor Recourse Guaranty I and SAFStor Recourse Guaranty II, the Company guarantees the loss recourse liability and obligation for any Recourse Liabilities (as defined in the respective SAFStor Loan Agreement) arising out of or in connection with certain bad acts, such as if the borrower takes actions that are fraudulent or improper or upon certain violations of the respective SAFStor Loan Agreement. The Company also guarantees the full payment of the debt upon the occurrence of any Springing Recourse Events (as defined in the respective SAFStor Loan Agreement), such as if the borrower voluntarily files a bankruptcy or similar liquidation or reorganization action or upon certain other violations of the Loan Agreement. The guarantees by the Company are limited for loss recourse events, to the loss attributable to properties in which it indirectly owns an interest and for Springing Recourse Events (as defined in the respective SAFStor Loan Agreement) to the pro-rata share of the aggregate liability of all guarantors within the pool of the guarantor properties. As of December 31, 2023, the outstanding balance of the pools of guaranties is $270.96 million.

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I-1927

On September 14, 2022, the Company entered into guaranties (the “BS Guaranties”) for the benefit of JPMorgan Chase Bank, National Association (“JPM”) and any additional or subsequent lenders from time to time (collectively, “BS Lender”) under a loan agreement (the “BS Loan Agreement”), pursuant to which the Company guaranteed certain obligations of the borrowers (“BS Borrower”) under the BS Loan Agreement. The Company, through its ownership in NSP, owns an indirect interest in BS Borrower and entered into the BS Guaranties as a condition of BS Lender lending to BS Borrower under the BS Loan Agreement. Pursuant to the BS Guaranties, the Company guaranteed certain carrying obligations, including interest payments, of BS Borrower and certain recourse obligations of BS Borrower pertaining to exculpation or indemnification of BS Lender. The BS Guaranties also provide that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by BS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The BS Loan Agreement provides for a single initial advance of the loan in the amount of $221.8 million to BS Borrower on the closing date and provides BS Borrower the right to request additional advances in connection with subsequently acquired properties. Amounts outstanding under the BS Loan Agreement are due and payable on March 9, 2024 which date may, at the option of BS Borrower, be extended for an additional six months upon the satisfaction of certain terms and conditions. On March 8, 2024, the BS Lender agreed to extend the maturity date to March 22, 2024, which will allow NSP to use February 2024 financials to calculate the Debt Yield (as defined in the BS Loan Agreement), which is part of the process for obtaining a longer extension. Borrowings outstanding under the BS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising BS Borrower and bear interest at the one-month secured overnight financing rate (“SOFR”), subject to a floor of 0.5%, plus an applicable spread of approximately 4.0% with respect to approximately $149.9 million of initial principal thereunder and approximately 5.4% with respect to approximately $46.9 million of initial principal thereunder.

On December 8, 2022 and in connection with a restructuring of NSP, the Company, together with NREF, NFRO and NexPoint Real Estate Strategies Fund (collectively, the “NSP Co-Guarantors”), as guarantors, entered into a Sponsor Guaranty Agreement in favor of Extra Space Storage, LP (“Extra Space”) pursuant to which the Company and the NSP Co-Guarantors guaranteed obligations of NSP with respect to accrued dividends on NSP’s newly created Series D Preferred Stock and two promissory notes in an aggregate principal amount of approximately $64.2 million issued to Extra Space. The guaranties by the Company and the NSP Co-Guarantors were capped at $97.6 million, and each of the Company and the NSP Co-Guarantors generally guaranteed the foregoing obligations of NSP up to the cap amount on a pro rata basis with respect to its percentage ownership of NSP’s common stock. On February 15, 2023, NSP paid down approximately $15.0 million of these promissory notes, resulting in an aggregate principal amount of approximately $49.2 million. On December 8, 2023, NSP paid down the remaining principal balance of $49.2 million. The Series D Preferred Stock remains outstanding as of December 31, 2023.

Separately, on September 14, 2022, the Company entered into a Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (the “CMBS Guaranty”) for the benefit of JPM and any additional or subsequent lenders from time to time (collectively, the “CMBS Lender”) under a loan agreement (the “CMBS Loan Agreement”), by and among the borrowers thereunder (collectively, “CMBS Borrower”) and the CMBS Lender. The Company, through its ownership in NSP, owns an indirect interest in CMBS Borrower and entered into the CMBS Guaranty as a condition of CMBS Lender lending to CMBS Borrower under the CMBS Loan Agreement. Pursuant to the CMBS Guaranty, the Company guaranteed certain recourse obligations of CMBS Borrower pertaining to exculpation or indemnification of CMBS Lender. The CMBS Guaranty also provides that the Company may be required to repay principal amounts upon the occurrence of certain events, including certain action or inaction by CMBS Borrower, but does not provide for a full guarantee of repayment in all circumstances. The CMBS Loan Agreement provides for a loan of $356.5 million to CMBS Borrower. Amounts outstanding under the CMBS Loan Agreement are due and payable on September 9, 2024 which date may, at the option of CMBS Borrower, be extended for three successive one-year terms upon the satisfaction of certain terms and conditions. Borrowings outstanding under the CMBS Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising CMBS Borrower and bear interest at one-month SOFR plus a spread of approximately 3.6%, which will increase by 0.1% upon a second extension of the loan maturity and by an additional approximately 0.15% upon a third extension of the loan maturity.

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I-1928

Separation Agreement

Mr. Goetz resigned from his position as Senior VP-Investments and Asset Management of the Company on November 9, 2023 (the “Separation Date”). In connection with his resignation, Mr. Goetz and the Company, the Adviser, the Sponsor, NREF, NexPoint Real Estate Advisors VII, L.P., NXDT, NexPoint Real Estate Advisors X, L.P., VineBrook and NexPoint Real Estate Advisors V, L.P. entered into a separation agreement, dated November 9, 2023 (the “Separation Agreement”). Pursuant to the Separation Agreement, the Sponsor will subsidize Mr. Goetz's COBRA premium for a period of twelve months and 11,300 restricted share units granted to Mr. Goetz by the Company immediately vested as of the Separation Date and will settle on the original scheduled vesting dates, subject to Mr. Goetz’s continued compliance with existing restrictive covenants. In addition, pursuant to the Separation Agreement, 72,675 restricted stock units granted to Mr. Goetz by NREF, 11,452 restricted share units granted to Mr. Goetz by NXRT and 4,279 restricted stock units granted to Mr. Goetz by VineBrook immediately vested as of the Separation Date and will settle on the original scheduled vesting dates, subject to Mr. Goetz’s continued compliance with existing restrictive covenants. The approximate value of the restricted share units of the Company that vested on the Separation Date is $113,000 and the approximate value of the aggregate restricted share units of the Company, NREF, NXRT and VineBrook that vested on the Separation Date is $2 million.

The Severance Agreement additionally contains, among other things, mutual non-disparagement provisions and a mutual release of claims by Mr. Goetz and the Company.

In connection with the Separation Agreement, Mr. Goetz, the Company, NREF, NXRT and VineBrook entered into a vesting agreement pursuant to which, among other things, the award agreements between Mr. Goetz and the Company relating to his restricted stock unit grants were amended to account for his separation and accelerated vesting of a portion of his outstanding restricted stock unit grants pursuant to the Separation Agreement.

NexBank Revolving Credit Facility

The Company holds multiple operating accounts at NexBank an affiliate of the Adviser through common beneficial ownership. On May 22, 2023, the Company entered into the revolving credit facility with NexBank (the “NexBank Revolver”), with the option for the Company to receive additional disbursements thereunder up to a maximum amount of $50.0 million. As of December 31, 2023, the NexBank Revolver bears interest at one-month SOFR plus 3.50% and matures on May 21, 2024, with the option to extend the maturity up to two times, each by six months. In order to extend the debt, the Company must give at the latest, a 60 day notice to the lender, as well as fund the interest reserve account up to a six-month reserve. As of December 31, 2023, the NexBank Revolver had an outstanding balance of $20.0 million. As of December 31, 2023, the Company held $0.9 million in restricted cash in the interest reserve account.

NexPoint Hospitality Trust Convertible Notes and Guaranties

During 2022, the Company accrued $0.9 million in interest with respect to its holdings of convertible notes in the operating partnership of NHT that mature between 2039 and 2042 (the “NHT OP Notes”). NHT is a publicly traded hospitality REIT listed on the TSX Venture Exchange (“TSXV”) managed by an affiliate of the Adviser. The NHT OP Notes bear interest at a fixed rate between 1.82% and 6.00%. As of December 31, 2022, the NHT OP Notes have an outstanding balance of $24.8 million and the Company owned 13,571,131 shares, or 42.4% of the outstanding common stock of NHT and 29.9% of the outstanding NHT OP Notes. The remaining NHT OP Notes are held by affiliates of the Adviser.

The Company is a limited guarantor and an indemnitor on one of NHT's loans with an aggregate principal amount of $77.4 million as of December 31, 2023. The obligations include a customary environmental indemnity and a so-called “bad boy” guarantee, which is generally only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper. The Company has not recorded a contingent liability as NHT is current on all debt payments and in compliance with all debt compliance provisions.

NexPoint Real Estate Finance, Inc. Loan

On March 31, 2022, the Company, through an unconsolidated subsidiary, borrowed approximately $13.5 million from NREF, an entity advised by an affiliate of the Adviser, to finance its acquisition of a 77.0% interest in Tivoli North Property. The bridge note bore interest at an annual rate equal to the WSJ Prime Rate plus 1.5% and had a maturity date of October 1, 2022. The Company refinanced this bridge note with PNC Bank, N.A (“PNC Bank”) on August 8, 2022. The new loan had a principal amount of $13.5 million and bears interest at an annual rate of daily simple SOFR plus 3.5%. Proceeds from the note with PNC Bank were used to repay in full the financing provided by NREF on August 9, 2022. On August 8, 2023, the Company elected to extend the maturity date of this loan to January 8, 2024. On January 8, 2024, the Company elected to extend maturity date of this loan to August 8, 2024.

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I-1929

SAFStor Contributions

On December 8, 2022, the Company, through NREO, entered into a Contribution Agreement pursuant to which NREO contributed all of its interests in the joint ventures (the “SAFStor Ventures”) with SAFStor NREA GP – I, LLC, SAFStor NREA GP – II, LLC and NREA GP – III, LLC to NexPoint Storage Partners Operating Company, LLC (the “NSP OC”) in exchange for approximately 47,064 newly created Class B common operating company units of the NSP OC (“Class B Units”), representing 14.8% of the outstanding combined classes of common units of the NSP OC (the “NSP OC Common Units”) immediately after NREO’s acquisition of Class B Units. The NSP OC is the operating company of NSP, of which the Company owns approximately 86,369 shares, or 52.9%, of the outstanding common stock as of December 31, 2023. In connection with the foregoing, the NSP OC acquired all of the other interests in the SAFStor Ventures from affiliates of the Adviser following which they were wholly owned by a subsidiary of the NSP OC. The SAFStor Ventures are invested, through subsidiaries, in various self-storage real estate development projects primarily located on the East Coast of the United States. As of December 31, 2023, the Company owns approximately 47,064 Class B Units, or 30.0%, of the outstanding NSP OC Common Units.

Related Party Investments

The Company has made the following investments with affiliates of the Adviser. The information set forth below is as of December 31, 2023 unless otherwise stated.

NexPoint Real Estate Finance, Inc.

On January 7, 2022, the Company received approximately 3,324,332 units of limited partnership of subsidiaries (“NREF SubOP Units”) of NexPoint Real Estate Finance Operating Partnership, L.P. (the “NREF OP”) in connection with pro rata liquidating distributions by certain entities through which the Company had invested in the NREF OP subsidiaries. Following the Company’s receipt of the NREF SubOP Units, on January 7, 2022, the Company, through its wholly owned subsidiary NexPoint Real Estate Opportunities, LLC (“NREO”), redeemed a total of approximately 3,721,571 NREF SubOP Units, representing all of its NREF SubOP Units, for cash and purchased the same number of units of limited partnership of the NREF OP (“NREF OP Units”) for the same cash. On December 23, 2022, the Company, through NREO, redeemed 2,100,000 NREF OP Units for 2,100,000 shares of common stock of NREF. The NREF OP is the operating partnership of NREF, a publicly traded mortgage REIT managed by an affiliate of the Adviser. As of December 31, 2023, the Company held 2,100,000 shares, or approximately 12.0%, of NREF’s common stock and approximately 4,869,082 NREF OP Units, or approximately 15.6% of the outstanding NREF OP Units. As of December 31, 2023, the fair value of the Company’s holdings of NREF was approximately $33.1 million, and the fair value of the Company’s holdings of the NREF OP was $76.7 million.

NexPoint SFR Operating Partnership, L.P.

On June 8, 2022, the Company, directly or through one or more subsidiaries, contributed $25.0 million to the newly formed NexPoint SFR Operating Partnership, L.P. (the “SFR OP”) in exchange for common units of the SFR OP (“SFR OP Units”). Additionally, on June 8, 2022, the Company, directly or through one or more subsidiaries, loaned $25.0 million to the SFR OP in exchange for $25.0 million of 7.50% convertible notes of the SFR OP (“SFR OP Convertible Notes”) that are interest only during the term and mature on June 30, 2027.The SFR OP is a subsidiary of NXHT, a private SFR REIT managed by an affiliate of the Adviser. Subsequent to June 8, 2022 and through December 31, 2022, the Company, directly or through one or more subsidiaries, contributed approximately an additional $27.5 million to the SFR OP in exchange for SFR OP Units. Additionally, subsequent to June 8, 2022 and before December 31, 2022, the Company, directly or through one or more subsidiaries, loaned an additional $5.0 million to the SFR OP in exchange for $5.0 million of SFR OP Convertible Notes.

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I-1930

On October 25, 2023, the Company contributed approximately $0.5 million to the SFR OP in exchange for a promissory note in the principal amount of $0.5 million made by the SFR OP (the “SFR OP Promissory Note”). The SFR OP Promissory note has a maturity date of April 25, 2024 and accrues interest at a fixed rate of 8.80% per annum. Additionally, on April 18, 2023, the SFR OP paid down approximately $8.5 million of SFR OP Convertible Notes. Subsequent to December 31, 2022 and through December 31, 2023, the Company, directly or through one or more subsidiaries, received approximately 1.8 million of SFR OP Units through continued participation in the SFR OP distribution reinvestment plan. As of December 31, 2023, the Company owns approximately 2,193,815, or 30.8%, of the outstanding SFR OP Units, $21.5 million in outstanding principal balance of SFR OP Convertible Notes and $0.5 million of the SFR OP Promissory Note. As of December 31, 2023, the fair value of the SFR OP Units owned by the Company was approximately $37.5 million, the fair value of the SFR OP Convertible Notes was approximately $20.8 million and the fair value of the SFR Promissory Note was approximately $0.5 million.

SFR WLIF III, LLC

The Company holds an approximately $7.1 million investment in SFR WLIF III, LLC, an SPE designed to hold an investment in debt issued to VineBrook Homes Operating Partnership, L.P. (the “VB OP”), an entity that manages single family rental properties, whose parent is advised by an affiliate of the Adviser. The loan to the VB OP bears interest at 1-month LIBOR plus 155 basis points, matures on December 1, 2025, and has an outstanding principal balance of $235.7 million. SFR WLIF III, LLC is managed, directly or indirectly, by an affiliate of the Adviser.

NexPoint Residential Trust, Inc.

The Company holds approximately 0.3% of the outstanding common stock of NXRT, a publicly traded multifamily REIT advised by an affiliate of the Adviser. The Company’s fair value measurement of this investment as of December 31, 2023 was approximately $3.2 million.

NexPoint Hospitality Trust

The Company owns 46.2% of the outstanding common stock of NHT, a publicly traded hospitality REIT managed by an affiliate of the Adviser which owns 8 properties located throughout the United States. As of December 31, 2023, the fair value of the common stock of NHT owned by the Company was approximately $4.8 million.

NexPoint Storage Partners, Inc.

In November 2020, the Company’s preferred stock investment in Jernigan Capital, Inc. was converted into common shares of NSP, a privately owned self-storage REIT indirectly managed by an affiliate of the Adviser, as part of a transaction where affiliates of the Adviser took Jernigan Capital, Inc. private. The Company owns 52.9% of the outstanding common stock of NSP. As of December 31, 2023, the fair value of the common shares of NSP owned by the Company was approximately $68.2 million.

NexPoint Storage Partners Operating Company, LLC

On November 9, 2023, the Company, directly or through one or more subsidiaries contributed approximately $5.0 million to the NSP OC in exchange for a promissory note in the principal amount of $5.0 million made by the NSP OC (the “NSP OC Promissory Note”). The NSP OC Promissory Note has a maturity date of May 8, 2024 and accrues interest at a fixed rate of 5.32% per annum. The Company owns 30.0% of the outstanding NSP OC Common Units. As of December 31, 2023, the fair value of the NSP OC Common Units owned by the Company was approximately $37.2 million.

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Claymore and Allenby

The Company owns a 50% interest in each of Claymore Holdings, LLC and Allenby, LLC, entities created to hold litigation claims which are managed by an affiliate of the Adviser. The probability, timing and potential amount of recovery, if any, are unknown.

VineBrook Homes Operating Partnership, L.P.

On November 1, 2018, the Company through NREO contributed $70.7 million to the VB OP in exchange for limited partnership units. Subsequent to December 31, 2022 and through December 31, 2023, the Company, directly or through one or more subsidiaries, contributed approximately $4.3 million to the VB OP in exchange for limited partnership units of VB OP through dividend reinvestments. The VB OP is the operating partnership of VineBrook, which is advised by an affiliate of the Adviser. The Company, through NREO, owns approximately 11.2% of the limited partnership units of VB OP as of December 31, 2023. As of December 31, 2023 the fair value of the limited partnership units of VB OP owned by NXDT was approximately $146.5 million.

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POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by the Board and, in general, may be amended and revised from time to time at the discretion of the Board without notice to or a vote of our shareholders. We intend to disclose any changes in our investment policies in our next required periodic report.

If our Board determines that additional funding is required, we may raise such funds through additional public and private offerings of common and preferred equity or debt securities or the retention of cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or a combination of these methods. In the event that our Board determines to raise additional equity or debt capital, it has the authority, without shareholder approval, to cause us to issue additional Common Shares, Preferred Shares or debt securities in any manner and on such terms and for such consideration as it deems appropriate, at any time, and has similarly broad authority to incur debt.

In addition, we may finance the acquisition of investments using the various sources of financing discussed below under “‐—Investment Policies.” Our investment guidelines, the assets in our portfolio and the decision to utilize, and the appropriate levels of, leverage are periodically reviewed by our Board as part of their oversight of our Adviser.

We may offer equity or debt securities in exchange for property and may repurchase or otherwise reacquire our shares. Subject to the requirements for qualification as a REIT, we may in the future invest in debt securities of other REITs, other entities engaged in real estate-related activities or securities of other issuers, including for the purpose of exercising control over these entities. We do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we would intend to divest such securities before any such registration would be required.

We engage in the purchase and sale of investments. Consistent with our investment guidelines, we may in the future make loans to third parties in the ordinary course of business for investment purposes. We do not expect to underwrite the securities of other issuers.

We intend to make our annual reports available to our shareholders, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Our Board may change any of these policies without prior notice to you or a vote of our shareholders.

Investment Policies

We invest in real estate and interests in real estate.

We also invest in real estate mortgages, securities of or interests in persons primarily engaged in real estate activities or investments in other securities.

Investments in Interests in Real Estate

We conduct all of our investment activities through the OP. Our primary investment objective is to provide both current income and capital appreciation. We seek to achieve this objective through our focus on investing across the capital structure in various commercial real estate property types. Target underlying property types primarily include, but are not limited to, SFR, multifamily, self-storage, life science, office, industrial, hospitality, net lease and retail. We may, to a limited extent, hold, acquire or transact in certain non-real estate securities.

We focus on opportunistic investments in real estate properties with a value-add component and real estate credit with the objective to increase the cash flow and value of our properties, acquire properties with cash flow growth potential and achieve capital appreciation for shareholders through a value-add program. We pursue real estate credit investments based on where the Adviser believes the various real estate subsectors are performing within the broader real estate cycle and tactically allocate our investments among these opportunities. We believe a diversified investment approach is appropriate for the current market environment. However, to capitalize on investment opportunities at different times in the economic and real estate investment cycle, we may change our investment strategy from time to time. We believe that the flexibility of our investment strategy and the experience and resources of the Adviser and its affiliates will allow us to take advantage of changing market conditions to provide both current income and generate capital appreciation. The Board is able to modify our strategies to the extent it determines it is in our best interest.

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The structure and terms of our investments may vary and will depend on market conditions.

Investments in Real Estate Mortgages

As a diversified REIT which focuses on investing across the capital structure, in both debt and equity investments, we may engage in mortgage activities, including without limitation, originating, servicing and warehousing mortgages. We may, at the discretion of our Board, invest in mortgages, including non-performing loans, and other types of real estate interests in the future, including, without limitation participating in convertible mortgages; provided in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing such mortgages may not be sufficient to enable us to recoup our full investment. We may also invest in securities of or interests in persons primarily engaged in real estate mortgage activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common shares, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We do not intend to underwrite securities of other issuers.

Investments in Other Securities

In addition to investments in real estate, we may, to a limited extent and subject to the gross income and asset tests for REIT qualification, hold, acquire or transact in certain non-real estate securities, including common equity, preferred equity, loans, collateralized loan obligations, rights and warrants, U.S. life settlement contracts, convertible notes and bonds from a number of diverse issuers and investment vehicles.

Dispositions. We may dispose of some of our investments if, based upon management’s periodic review of our investments, the Adviser or the Board determines that such action would be in the best interest of us and our shareholders.

Financings and Leverage Policy. In the future, we anticipate using a number of different sources to finance our acquisitions, developments and operations, including, but not limited to, cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as bank credit facilities, which may or may not be secured by our assets), common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us or if we believe joint ventures or other partnering structures are more favorable to us compared with owning the properties outright. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

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While we do not have any formal restrictions or policy with respect to our debt-to-equity leverage ratio, we currently expect that our leverage will not exceed a ratio of 3-to-l. We believe this leverage ratio is prudent given that leverage typically exists at the asset level. The amount of leverage we may employ for particular assets depends upon the availability of particular types of financing and our Adviser’s assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. Our decision to use leverage to finance our assets is at the discretion of our Adviser, subject to review by our Board, and is not subject to the approval of our shareholders. We generally intend to match leverage term and structure to that of the underlying investment financed.

Lending Policies. As a diversified REIT which focuses on investing across the capital structure, in both debt and equity investments, we may engage in lending activities, such as by originating or servicing loans. We do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may choose to guarantee debt of certain joint ventures with third parties. Our board of trustees may adopt a formal lending policy in the future without notice to or consent of our shareholders.

Equity Capital Policies. If our Board determines that obtaining additional capital would be advantageous to us, we may, without shareholder approval (unless such approval is required by applicable law, the terms of any other class or series of our shares or the rules of any stock exchange or automated quotation system on which any of our stock is traded), issue equity securities, including causing our operating partnership to issue OP Units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as the OP is in existence, we will generally contribute the proceeds of all equity capital raised by us to the OP in exchange for additional interests in the OP.

Existing shareholders will have no preemptive rights to common or preferred shares or units issued in any securities offering by us, and any such offering might cause a dilution of a shareholder’s investment in us. We may in the future issue shares of common stock or units in connection with acquisitions of investments.

We may, under certain circumstances and subject to there being funds legally available, purchase our Shares or other securities in the open market or in private transactions with our shareholders, provided that those purchases are approved by the Board. Any repurchases of our shares or other securities would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies. We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we have adopted a Code of Business Conduct and Ethics that generally prohibits conflicts of interest between our officers and employees on the one hand, and our company on the other hand. Our Code of Business Conduct and Ethics will also generally limit our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our Code of Business Conduct and Ethics may be granted by the board of trustees or a committee thereof. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Policies with Respect to Certain Other Activities. We have authority to offer Common Shares, Preferred Shares, options to purchase shares or other securities in exchange for property, repurchase or otherwise acquire our Common Shares or other securities in the open market or otherwise, and we may engage in such activities in the future. We may issue preferred shares from time to time, in one or more series, as authorized by our board of trustees without the need for shareholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury regulations our board of trustees determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

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I-1935

Conflicts of Interest

The following briefly summarizes the material potential and actual conflicts of interest which may arise from the overall investment activity of our Adviser, its clients and its affiliates, but is not intended to be an exhaustive list of all such conflicts. The scope of the activities of the affiliates of our Adviser and the funds and clients advised by affiliates of our Adviser may give rise to conflicts of interest or other restrictions and/or limitations imposed on us in the future that cannot be foreseen or mitigated at this time.

Advisory Agreement

Under the Advisory Agreement, our Adviser or its affiliates are entitled to fees based on our “Managed Assets.” Because the Adviser’s compensation is not directly based on our performance, our Adviser’s interests are not wholly aligned with those of our shareholders. In that regard, our Adviser could be motivated to recommend riskier or more speculative investments that would entitle our Adviser to a higher fee. For example, because leverage other than accrued expenses incurred in the normal course of operations is included in the calculation of Managed Assets, our Adviser may have an incentive to utilize leverage more heavily than it otherwise would in order to increase its fees.

Other Accounts and Relationships

As part of their regular business, our Adviser, its affiliates and their respective officers, directors, trustees, shareholders, members, partners and employees and their respective funds and investment accounts (collectively, the “Related Parties”) hold, purchase, sell, trade or take other related actions both for their respective accounts and for the accounts of their respective clients, on a principal or agency basis, subject to applicable law with respect to loans, securities and other investments and financial instruments of all types. The Related Parties also provide investment advisory services, among other services, and engage in private equity, real estate and capital markets-oriented investment activities. The Related Parties are not restricted in their performance of any such services or in the types of debt, equity, real estate or other investments which they may make. The Related Parties may have economic interests in or other relationships with respect to investments made by us. In particular, the Related Parties may make and/or hold an investment, including investments in securities, that may compete with, be pari passu, senior or junior in ranking to an, investment, including investments in securities, made and/or held by us or in which partners, security holders, members, officers, directors, agents or employees of such Related Parties serve on boards of directors or otherwise have ongoing relationships. Each of such ownership and other relationships may result in restrictions on transactions by us and otherwise create conflicts of interest for us. In such instances, the Related Parties may in their discretion make investment recommendations and decisions that may be the same as or different from those made with respect to our investments. In connection with any such activities described above, the Related Parties may hold, purchase, sell, trade or take other related actions in securities or investments of a type that may be suitable for us. The Related Parties are not required to offer such securities or investments to us or provide notice of such activities to us. In addition, in managing our portfolio, our Adviser may take into account its relationship or the relationships of its affiliates with obligors and their respective affiliates, which may create conflicts of interest. Furthermore, in connection with actions taken in the ordinary course of business of our Adviser in accordance with its fiduciary duties to its other clients, our Adviser may take, or be required to take, actions which adversely affect our interests.

The Related Parties have invested and may continue to invest in investments that would also be appropriate for us. Such investments may be different from those made on our behalf. Neither our Adviser nor any Related Party is necessarily prohibited from making or maintaining such investments, even if they are not favorable to us, subject to their fiduciary duties and disclosure obligations, and subject to our Adviser’s allocation policy set forth below. The investment policies, fee arrangements and other circumstances applicable to such other parties may vary from those applicable to us. Our Adviser and/or any Related Party may also provide advisory or other services for a customary fee with respect to investments made or held by us, and neither our shareholders nor we have any right to such fees. Our Adviser and/or any Related Party may also have ongoing relationships with, render services to or engage in transactions with other clients, including HFRO, NREF, NRESF, NexPoint Capital and Highland Global Allocation Fund (“GAF”) as well as VineBrook, NXRT, NSP and NHT and other REITs, who make investments of a similar nature to ours, Delaware Statutory Trusts and with companies whose securities or properties are acquired by us. In connection with the foregoing activities our Adviser and/or any Related Party may from time to time come into possession of material nonpublic information that limits the ability of our Adviser to affect a transaction for us, and our investments may be constrained as a consequence of our Adviser’s inability to use such information for advisory purposes or otherwise to effect transactions that otherwise may have been initiated on our behalf. In addition, officers or affiliates of our Adviser and/or Related Parties may possess information relating to our investments that is not known to the individuals at our Adviser responsible for monitoring our investments and performing the other obligations under the Advisory Agreement.

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The Related Parties currently provide services to HFRO, NREF, NRESF, NexPoint Capital, GAF, VineBrook, NXRT, NSP, NHT, Delaware Statutory Trusts, and may in the future provide services to other REITs, funds or other entities that compete with us for similar investments.

Although the professional staff of our Adviser will devote as much time to our business and investments as our Adviser deems appropriate to perform its duties in accordance with the Advisory Agreement and in accordance with reasonable commercial standards, the staff may have conflicts in allocating its time and services among us and any Related Parties’ other accounts. The Advisory Agreement places restrictions on our Adviser’s ability to buy and sell investments for us. Accordingly, during certain periods or in certain circumstances, our Adviser may be unable to buy or sell investments or to take other actions that it might consider to be in our best interest as a result of such restrictions.

The directors, officers, employees and agents of the Related Parties, and our Adviser may, subject to applicable law, serve as directors (whether supervisory or managing), officers, employees, partners, agents, nominees or signatories, and receive arm’s length fees in connection with such service, for us or any Related Party, or for any of our investments or any affiliate thereof, and neither we nor our shareholders have the right to any such fees.

The Related Parties serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as us, or of other investment funds managed by our Adviser or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interest. We may compete with other entities managed by our Adviser and its affiliates for capital and investment opportunities.

There is no limitation or restriction on our Adviser or any of its Related Parties with regard to acting as investment manager (or in a similar role) to other parties or persons. This and other future activities of our Adviser and/or its Related Parties may give rise to additional conflicts of interest. Such conflicts may be related to obligations that our Adviser or its affiliates have to other clients.

Subject to prior approval of our Board, certain Related Parties, including NexBank and Governance Re, Ltd. among others, may provide banking, agency, insurance and other services to us and its operating affiliates for customary fees, and neither we, nor our subsidiaries will have a right to any such fees.

Allocation of Investment Opportunities

In addition, the Related Parties may, from time to time, be presented with investment opportunities that fall within our investment objectives and the investment objectives of other clients, funds or other investment accounts managed by the Related Parties, and in such circumstances, the Related Parties expect to allocate such opportunities among us and such other clients, funds or other investment accounts on a basis that the Related Parties determine in good faith is appropriate taking into consideration such factors as the fiduciary duties owed to us and such other clients, funds or other investment accounts, our primary mandates and the primary mandates of such other clients, funds or other investment accounts, the capital available to us and such other clients, funds or other investment accounts, any restrictions on investment, the sourcing of the transaction, the size of the transaction, the amount of potential follow-on investing that may be required for such investment and our other investments and the other investments of such other clients, funds or other investment accounts, the relation of such opportunity to our investment strategy and the strategy of such other clients, funds or other investment accounts, reasons of portfolio balance and any other considerations deemed relevant by the Related Parties in good faith. Our Adviser allocates investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies and (2) the requirements of the Advisers Act. Our Adviser seeks to allocate investment opportunities among such entities in a manner that is fair and equitable over time and consistent with its allocation policy. However, there is no assurance that such investment opportunities will be allocated to us fairly or equitably in the short-term or over time, and there can be no assurance that we will be able to participate in all such investment opportunities that are suitable for us.

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Cross Transactions and Principal Transactions

As further described below, our Adviser may effect client cross-transactions where our Adviser causes a transaction to be affected between us and another client advised by our Adviser or any of its affiliates. Our Adviser may engage in a client cross-transaction involving us any time that our Adviser believes such transaction to be fair to us and the other client of our Adviser or its affiliates in accordance with our Adviser’s internal written cross-transaction policies and procedures.

As further described below, our Adviser may affect principal transactions where we may make and/or hold an investment, including an investment in securities, in which our Adviser and/or its affiliates have a debt, equity or participation interest, in each case in accordance with applicable law and with our Adviser’s internal written policies and procedures for principal transactions, which may include our Adviser obtaining our consent and approval prior to engaging in any such principal transaction between us and our Adviser or its affiliates.

Our Adviser may direct us to acquire or dispose of investments in cross trades between us and other clients of our Adviser or its affiliates in accordance with applicable legal and regulatory requirements. In addition, we may make and/or hold an investment, including an investment in securities, in which our Adviser and/or its affiliates have a debt, equity or participation interest, and the holding and sale of such investments by us may enhance the profitability of our Adviser’s own investments in such companies. Moreover, we, along with our principals and persons or entities controlling, controlled by or under common control with the Adviser, may invest in assets originated by, or enter into loans, borrowings and/or financings with our Adviser or its affiliates, including but not limited to NexBank and NexPoint Securities, Inc., including in primary and secondary transactions with respect to which our Adviser or a Related Party may receive customary fees from the applicable issuer, and neither we nor our subsidiaries have the right to any such fees. In each such case, our Adviser and principals and persons or entities controlling, controlled by or under common control with the Adviser may have a potentially conflicting division of loyalties and responsibilities regarding us and the other parties to such investment. Under certain circumstances, our Adviser and its affiliates may determine that it is appropriate to avoid such conflicts by selling an investment at a fair value that has been calculated pursuant to our Adviser’s valuation procedures to another fund managed or advised by our Adviser or principals and persons or entities controlling, controlled by or under common control with the Adviser. In addition, our Adviser may enter into agency cross-transactions where it or any of its affiliates acts as broker for us and for the other party to the transaction, to the extent permitted under applicable law. Our Adviser may obtain our written consent as provided herein if any such transaction requires the consent of our Board.

Participation in Creditor Committees, Underwriting and Other Activities

Our Adviser and/or its Related Parties may participate in creditors or other committees with respect to the bankruptcy, restructuring or workout or foreclosure of our investments. In such circumstances, our Adviser may take positions on behalf of itself or Related Parties that are adverse to our interests.

Our Adviser and/or its Related Parties may act as an underwriter, arranger or placement agent, or otherwise participate in the origination, structuring, negotiation, syndication or offering of investments purchased by us. Such transactions are on an arm’s-length basis and may be subject to arm’s-length fees. There is no expectation for preferential access to transactions involving investments that are underwritten, originated, arranged or placed by our Adviser and/or its Related Parties and neither we nor our shareholders have the right to any such fees.

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I-1938

Material Non-Public Information

There are generally no ethical screens or information barriers among our Adviser and certain of its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. If our Adviser, any of its personnel or its affiliates were to receive material non-public information about an investment or issuer, or have an interest in causing us to acquire a particular investment, our Adviser may be prevented from causing us to purchase or sell such asset due to internal restrictions imposed on our Adviser. Notwithstanding the maintenance of certain internal controls relating to the management of material non-public information, it is possible that such controls could fail and result in our Adviser, or one of its investment professionals, buying or selling an asset while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could have adverse effects on our Adviser’s reputation, result in the imposition of regulatory or financial sanctions, and as a consequence, negatively impact our Adviser’s ability to perform its investment management services to us. In addition, while our Adviser and certain of its affiliates currently operate without information barriers on an integrated basis, such entities could be required by certain regulations, or decide that it is advisable, to establish information barriers. In such event, our Adviser’s ability to operate as an integrated platform could also be impaired, which would limit our Adviser’s access to personnel of its affiliates and potentially impair its ability to manage our investments.

Other Benefits to Our Adviser

Our 2023 Plan provides us with the ability to grant awards to directors and officers of, and certain consultants to, us, our Adviser and its respective affiliates and other entities that provide services to us. The management team of our Adviser may receive awards under the 2023 Plan and will benefit from the compensation provided by these awards.

In addition to the compensation provided to our Adviser by the Advisory Agreement and any long-term incentive plan, our Adviser may also receive reputational benefits from our future growth through capital-raising transactions and acquisitions. The reputational benefit to our Adviser from our future growth could assist our Adviser and its affiliates in pursuing other real estate investments. These investments could be made through other entities managed by our Adviser or its affiliates, and there can be no assurance that we will be able to participate in all such investment opportunities.

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I-1939

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The tables below set forth the beneficial ownership information of our Common Shares and Preferred Shares as of April 1, 2024 for:

●	each person known to us to be the beneficial owner of more than 5% of our Common Shares and Preferred Shares;

●	each of our named executive officers;

●	each of our trustees; and

●	all of our executive officers and trustees as a group.

Unless otherwise noted below, the address of the persons and entities listed in the table is the address of our Adviser’s office, 300 Crescent Court, Suite 700, Dallas, Texas 75201. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Common Shares of the Company and Preferred Shares of the Company reflected as beneficially owned, subject to applicable community property laws.

Beneficial ownership and percentage of beneficial ownership is based on 39,301,419 Common Shares outstanding at April 1, 2024 and 3,359,593 Preferred Shares outstanding at April 1, 2024.

CLASS	NAME	BENEFICIALLY OWNED	PERCENT OF CLASS
Common	5% Shareholders
Shares	James Dondero(1)	7,404,348	18.8%
	Vanguard(2)	3,273,881	8.3%
	BlackRock, Inc.(3)	2,316,321	5.9%
	Morgan Stanley(4)	2,209,098	5.6%
	Named Executive Officers and Trustees
	James Dondero(1)	7,404,348	18.8%
	Edward Constantino(5)	25,362	*
	Dustin Norris(6)	84,737	*
	Matt McGraner(7)	63,180	*
	Scott Kavanaugh(8)	49,185	*
	Brian Mitts(8)	13,943	*
	Dr. Arthur Laffer(9)	62,754	*
	Catherine Wood(8)	20,725	*
	Dr. Carol Swain(8)	7,463	*
	All Trustees and Executive Officers as a group (10 persons)(10)	7,710,459	19.6%
Preferred Shares	5% Shareholders
	Named Executive Officers and Trustees
	James Dondero(11)	80,614	2.4%
	Edward Constantino	0	-
	Dustin Norris	0	-
	Matt McGraner	0	-
	Scott Kavanaugh	0	-
	Brian Mitts	0	-
	Dr. Arthur Laffer	0	-
	Catherine Wood	0	-
	Dr. Carol Swain	0	-
	All Trustees and Executive Officers as a group (10 persons)	80,614	2.4%

* Less than 1%

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1.	Mr. Dondero and Nancy Marie Dondero have sole voting power, shared voting power, sole dispositive power and shared dispositive power as follows:

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero(a)	4,244,870.9878	3,097,916.6796	4,224,870.9878	3,097,916.6796
Nancy Marie Dondero(b)	25,509.8617	102,948	25,509.8617	102,948

(a)

Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by a trust, for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 46,916 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

(b)

Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

2.

According to a Schedule 13G filed on February 13, 2024 by The Vanguard Group, Inc. (“Vanguard”), Vanguard has sole dispositive power with respect to 3,245,218 of our Common Shares, shared voting power with respect to 13,979 of our Common Shares and shared dispositive power with respect to 28,663 of our Common Shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

3.

According to a Schedule 13G filed on January 29, 2024 by BlackRock, Inc. (“BlackRock”), BlackRock has sole voting power with respect to 2,276,835 of our Common Shares and sole dispositive power with respect to 2,316,321 of our Common Shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

4.

According to a Schedule 13G filed on February 9, 2024 by Morgan Stanley (“MS”) and Morgan Stanley Smith Barney LLC (“MSSB”), MS has shared voting power with respect to 81,792 of our Common Shares and MS has shared dispositive power with respect to 2,209,098 of our Common Shares. MSSB has shared dispositive power with respect to 2,127,306 of our Common Shares. The address of MS and MSSB is 1585 Broadway, New York, NY 10036.

5.	Includes 3,732 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

6.	Includes 12,438 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

7.	Includes 45,125 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

8.	Includes 7,463 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

9.

Includes 7,463 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024 and 45,499 shares which Dr. Laffer holds indirectly through a limited liability company in which Dr. Laffer has control. Dr. Laffer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

10.	Includes 2,488 shares issuable upon vesting of restricted share units within 60 days after April 1, 2024.

11.	Mr. Dondero has shared voting and dispositive power with respect to 58,990 Preferred Shares. Ms. Dondero has shared voting and dispositive power with respect to 45,986 Preferred Shares.

42

I-1941

AUDIT COMMITTEE REPORT

The audit committee reviewed and discussed with both management and the Company’s independent registered public accounting firm, KPMG LLP, the audited financial statements of the Company for the year ended December 31, 2023 prior to their issuance. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the Securities and Exchange Commission. The audit committee also discussed with its independent registered public accounting firm matters relating to its independence and received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the audit committee concerning independence.

Taking all of these reviews and discussions into account, all of the audit committee members, whose names are listed below, recommended to the Board that it approve the inclusion of the Company’s audited financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

Members of the Audit Committee

Edward Constantino (Chair)	Scott Kavanaugh	Dr. Arthur Laffer	Cathie Wood	Carol Swain

43

I-1942

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS

In order to be included in the Company’s proxy materials for the 2025 annual meeting of shareholders, a shareholder proposal must be received in writing by the Company at 300 Crescent Court, Suite 700, Dallas, Texas 75201 by December 30, 2024 and otherwise comply with all requirements of the SEC for shareholder proposals.

In addition, the Company’s Bylaws provide that any shareholder who desires to make a trustee nomination or a proposal of other business at an annual meeting without including the nomination or proposal in the Company’s proxy materials must give timely written notice of the proposal to the Company’s Secretary. To be timely, the notice must be delivered to the above address not less than 120 nor more than 150 calendar days prior to the first anniversary of the preceding year’s annual meeting. In the event the annual meeting is advanced or delayed by 25 calendar days of the date of the anniversary of the preceding year’s annual meeting, the notice must be received not earlier than 150 calendar days prior to the date of the annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th calendar day prior to such annual meeting and the tenth calendar day following the day on which public announcement of the date of the annual meeting is first made. To be timely, a notice must be received no earlier than January 12, 2025 and no later than February 11, 2025. The notice must also describe the shareholder proposal in reasonable detail and provide certain other information required by the Company’s Bylaws. A copy of the Company’s Bylaws is available upon request from the Company’s Secretary.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of trustee nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 12, 2025.

44

I-1943

MULTIPLE SHAREHOLDERS SHARING ONE ADDRESS

In accordance with Rule 14a-3(e)(1) under the Exchange Act, one set of proxy materials will be delivered to two or more shareholders who share an address, unless the Company has received contrary instructions from one or more of the shareholders. The Company will deliver promptly upon written or oral request a separate copy of the proxy materials to a shareholder at a shared address to which a single copy of the proxy materials was delivered. Requests for additional copies of the proxy materials, and requests that in the future separate proxy materials be sent to shareholders who share an address, should be directed by writing to Investor Relations at c/o NexPoint Diversified Real Estate Trust, 300 Crescent Court, Suite 700, Dallas, Texas 75201, Attn: Investor Relations or by calling (214) 276-6300. In addition, shareholders who share a single address but receive multiple copies of the proxy materials may request that in the future they receive a single copy by contacting the Company at the address and phone number set forth in the prior sentence.

45

I-1944

OTHER MATTERS

The Board does not know of any other matters that are to be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, it is intended that the enclosed proxy will be voted in the discretion of the persons voting the proxy.

By Order of the Board of Trustees,

Brian Mitts

Chief Financial Officer, Executive VP-Finance,
Treasurer and Assistant Secretary

Dallas, Texas

April 22, 2024

46

I-1945

NEXPOINT
DIVERSIFIED REAL ESTATE TRUST

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below

3. By **IVR** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

4. By **PHONE** with a live operator when you call toll-free 1-866-530-8636 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER 12345678910

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

ANNUAL MEETING OF SHAREHOLDERS – JUNE 11, 2024

This Proxy is solicited by the Board of Trustees

The undersigned shareholder of NexPoint Diversified Real Estate Trust, a Delaware statutory trust (the "Company"), having received notice of the Annual Meeting and management's Proxy Statement therefor, the terms of each of which are incorporated by reference, and revoking all prior proxies, hereby appoint(s) Mr. Brian Mitts and Mr. Matt McGraner (with full power of substitution), as proxies of the undersigned to attend the Annual Meeting of Shareholders of the Company to be held on Tuesday, June 11, 2024 at 10:30 a.m. Central time, and any postponement or adjournment thereof, and to vote and act upon the matters listed on the reverse side in respect to all shares of the Company which the undersigned would be entitled to vote or act upon, with all powers the undersigned would possess if personally present.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF TRUSTEES, FOR PROPOSALS 2 and 3 AND IN THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE 2024 ANNUAL MEETING AND ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(866) 530-8636. Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time. Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at: https://vote.proxyonline.com/nexpoint/docs/nxdt.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

47

I-1946

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

____
SIGNATURE (AND TITLE IF APPLICABLE) DATE

____
SIGNATURE (IF HELD JOINTLY) DATE

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL(S):

	FOR	WITHHOLD
1a. James Dondero	○	○
1b. Brian Mitts	○	○
1c. Edward Constantino	○	○
1d. Scott Kavanaugh	○	○
1e. Arthur Laffer	○	○
1f. Carol Swain	○	○
1g. Catherine Wood	○	○

		FOR	AGAINST	ABSTAIN
2.	To approve in a non-binding, advisory vote, the compensation of our named executive officers.	○	○	○
3.	To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024.	○	○	○

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Address Changes/Comments: ____

____

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

48

I-1947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 24, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-1948

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

NexPoint Diversified Real Estate Trust (the “Company”) previously announced that in connection with the resignation of Brian Mitts from his positions as Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of the Company effective as of 11:59 p.m. Central Time on December 31, 2024, the Board of Trustees of the Company (the “Board”) appointed Paul Richards as the Company’s Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary and David Willmore as the Chief Accounting Officer, Assistant Treasurer and Assistant Secretary of the Company effective as of 12:00 a.m. Central Time on January 1, 2025.

On December 24, 2024 the Board now determined that Mr. Richards will be the Company’s principal accounting officer as well as principal financial officer effective as of 12:00 a.m. Central Time on January 1, 2025 in connection with the effectiveness of the resignation of Mr. Mitts.

Mr. Mitts will remain the Company’s Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary and designated principal financial officer and principal accounting officer until the effectiveness of his resignation on 11:59 p.m. Central Time on December 31, 2024.

Mr. Richards is 36 and has served as a director for NexPoint Advisors, L.P. (“NREA”) since 2019 and joined in 2017. Mr. Richards has also served as Chief Financial Officer, Assistant Secretary and Treasurer of VineBrook Homes Trust, Inc. (“VineBrook”) since August 2024, as Vice President of Asset Management and Financing of VineBrook since 2018, as Vice President of Asset Management of NexPoint Hospitality Trust (“NHT”) since March 2019 and as VP of Originations and Investments of NexPoint Real Estate Finance, Inc. (“NREF”) since February 2020. From 2016 to 2017, Mr. Richards served as a Product Strategy Associate at NexPoint Asset Management, L.P. (“NexPoint Asset Management”), formerly known as Highland Capital Management Fund Advisors, L.P., where he was responsible for evaluating and optimizing the registered product lineup. Mr. Richards was hired by a former NREA affiliate in 2014. VineBrook, NHT, NREF, NREA and NexPoint Asset Management may be deemed affiliates of the Company. Previously, Mr. Richards was also employed with Deloitte & Touche LLP’s state and local tax practice where he served as a tax consultant specializing in state strategic tax reviews, voluntary disclosure agreements, state tax exposure research, and overall state tax compliance.

Mr. Richards has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's current expectations, assumptions and beliefs. Forward-looking statements can often be identified by words such as “will” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “should” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s officers. They are not guarantees of future results and forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement, including those described in greater detail in our filings with the Securities and Exchange Commission (the “SEC”), particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s Annual Report on Form 10-K and the Company’s other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. The statements made herein speak only as of the date of this press release and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

I-1949

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Brian Mitts
Name: Brian Mitts Title: Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

Date: December 27, 2024

I-1950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 22, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-1951

Item 1.01 Entry into Material Definitive Agreement.

On November 22, 2024, NexPoint Diversified Real Estate Trust (the “Company”), NexPoint Diversified Real Estate Trust Operating Partnership, L.P., (“NXDT OP”), NXDT Intermediary, LLC, (“NXDT Intermediary”) and NXDT Hospitality Holdco, LLC (“NXDT Merger Sub” and, together with the Company, NXDT OP and NXDT Intermediary, the “Company Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NexPoint Hospitality Trust (“Old NHT”), NHT Intermediary, LLC (“NHT Intermediary”), NHT Holdings, LLC (“NHT Holdings”) and NHT Operating Partnership, LLC (“NHT OP” and, together with Old NHT, NHT Intermediary and NHT Holdings, the “NHT Parties”) , pursuant to which the NHT Parties will merge with and into certain of the Company Parties, as described below (the “Mergers”). The NHT Parties may be deemed affiliates of the Company’s external adviser through common beneficial ownership.

Upon the terms and conditions of the Merger Agreement, (i) Old NHT will undergo a reorganization transaction pursuant to which a newly formed Delaware corporation, NexPoint Hospitality Trust, Inc. (“New NHT”), will hold all assets and liabilities of Old NHT and Old NHT's unitholders will elect to either receive a cash payment from Old NHT, or common stock of New NHT, (ii) New NHT will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity, (iii) NHT Intermediary will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity, (iv) NHT Holdings will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity and (v) NHT OP will merge with and into NXDT Merger Sub, with NXDT Merger Sub as the surviving entity.

NXDT currently owns 53.65% of the outstanding units of Old NHT and will acquire the remaining equity interests in New NHT and the NHT Parties for approximately $5.5 million through the Mergers, which will be paid principally in common shares of the Company, with limited partnership interests of NXDT OP paid for the equity interests of NHT OP. Neither the common shares of the Company nor the limited partnership interests of NXDT OP which will form the consideration for the Merger Agreement will be registered under the Securities Act of 1933, as amended (the “Securities Act”) at the time of their issuance and cannot be offered or sold in the United States or to, or for the account or benefit of, United States persons without registration or an applicable registration exemption.

The consummation of the Mergers is subject to certain customary closing conditions, including the approval of the transactions contemplated in the Merger Agreement by the unitholders of Old NHT and the effectiveness of a registration statement on Form S-4 registering the common shares of NXDT to be issued in connection with the Merger. The Merger Agreement requires Old NHT to convene a unitholders’ meeting for the purpose of obtaining such approval.

In compliance with the Company’s related party transaction policy, the Merger Agreement was reviewed and approved by the audit committee of the board of trustees of the Company.

Item 1.01 of this Current Report on Form 8-K contains only brief descriptions of the material terms of and does not purport to be a complete description of the rights and obligations of the parties to the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 10.1, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On November 25, 2024, the Company and Old NHT issued a joint press release announcing the entry into the Merger Agreement, as disclosed in Item 1.01 above.

A copy of the Press Release is attached as Exhibit 99.1 and is hereby incorporated by reference into this Item 7.01. The information in this Item 7.01, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act.

I-1952

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Exhibit Description
10.1

Merger Agreement, dated as of November 22, 2024, by and between NexPoint Diversified Real Estate Trust, NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NXDT Intermediary, LLC, NXDT Hospitality Holdco, LLC, NexPoint Hospitality Trust, NHT Intermediary, LLC, NHT Holdings, LLC and NHT Operating Partnership, LLC.

99.1	Joint Press Release of the Company and Old NHT, dated November 25, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. Forward-looking statements can often be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “may,” “should” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the successful completion of the reorganization transaction, the total consideration, and satisfaction of the closing conditions, including approval of the transaction by the unitholders of Old NHT. They are not guarantees of future results and forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement, including those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. The statements made herein speak only as of the date of this Current Report on Form 8-K and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction between the Company and the NHT Parties and New NHT. In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4, which will include an information circular and a prospectus, to register the shares of the Company stock that will be issued to Old NHT’s unitholders (the “Information Circular and Registration Statement”), as well as other relevant documents regarding the proposed transaction. INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE INFORMATION CIRCULAR AND REGISTRATION STATEMENT REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Information Circular and Registration Statement, as well as other filings containing information about the Company, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

I-1953

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

Date: November 25, 2024

I-1954

Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

dated as of November 22, 2024

by and among

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.,

NXDT INTERMEDIARY, LLC,

NXDT HOSPITALITY HOLDCO, LLC,

NEXPOINT HOSPITALITY TRUST,

NHT INTERMEDIARY, LLC,

NHT HOLDINGS, LLC,

and

NHT OPERATING PARTNERSHIP, LLC

I-1955

i

I-1956

ii

I-1957

Exhibit A	Form of Company Tax Representation Letter
Exhibit B	Form of Company REIT Opinion
Exhibit C	Required Consents

iii

I-1958

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 22, 2024 (this “Agreement”), is by and among NexPoint Diversified Real Estate Trust, a Delaware statutory trust that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes (“NXDT”), NexPoint Diversified Real Estate Trust Operating Partnership, L.P., a Delaware limited partnership (“NXDT OP”), NXDT Intermediary, LLC, a Delaware limited liability company (“NXDT Intermediary”), NXDT Hospitality Holdco, LLC (“NXDT Merger Sub”) NexPoint Hospitality Trust, a trust established pursuant to the laws of the Province of Ontario (“Old NHT”), NHT Intermediary, LLC, a Delaware limited liability company (“NHT Intermediary”), NHT Holdings, LLC, a Delaware limited liability company (“NHT Holdings”), and NHT Operating Partnership, LLC, a Delaware limited liability company (“NHT OP”).

BACKGROUND

A.    The Parties wish to effect a business combination through: (i) a merger of NexPoint Hospitality Trust, Inc. (“New NHT”) with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Company Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware General Corporation Law, as amended (the “DGCL”); (ii) immediately following the Company Merger, a merger of NHT Intermediary with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Intermediary Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA; (iii) immediately following the Intermediary Merger, a merger of NHT Holdings with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Holdings Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA; and (iv) immediately following the consummation of the Holdings Merger, a merger of NHT OP with and into NXDT Merger Sub, with NXDT Merger Sub being the surviving entity in such merger (the “Operating Partnership Merger” and together with the Company Merger, the Intermediary Merger, and the Holdings Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA.

B.    Prior to the consummation of the Reorganization (as defined below), New NHT will be formed as a Delaware corporation by the filing of its certificate of incorporation with the Secretary of State of Delaware (the “DSOS”). The board of directors of New NHT will initially consist of Edward Constantino, or such other individual or individuals as may be mutually agreed to by the Parties (the “New NHT Board”). The capital stock of New NHT will consist of a single class of common stock, par value $0.01 per share. It is the intention of the Parties that, upon its formation, New NHT and the Parties will execute such instruments as may be necessary to make New NHT a Party to this Agreement.

C.    Immediately prior to the consummation of the Mergers (the “Reorganization Effective Time”), Old NHT intends to undergo a reorganization transaction, pursuant to which (i) each unitholder of Old NHT’s equity interests (the “Old NHT Unitholders”) will either (a) contribute all of such unitholder’s equity interests in Old NHT to New NHT in exchange for common shares of New NHT, or (b) have all of such unitholder’s equity interests in Old NHT redeemed for cash, and, immediately thereafter, (ii) New NHT shall cause Old NHT to be wound up and liquidated, distributing its assets and liabilities to New NHT (the “Liquidation”) (the steps in subsections (i) and (ii) collectively, the “Reorganization”).

I-1959

D.    Old NHT is the indirect owner of all of the equity interests of the sole general partner of NHT OP through which Old NHT operates its business, and, as of the date of this Agreement, Old NHT indirectly owns approximately 99.3% of the outstanding units of limited partnership interest in NHT OP (the “NHT OP Units”).

E.    The Special Committee of Old NHT has unanimously determined and recommended to the board of trustees of Old NHT (the “Old NHT Board”), after consultation with its financial and legal advisors, that the Company Merger and Reorganization is fair to the Public Old NHT Unitholders and that the transactions contemplated in this Agreement are in the best interests of Old NHT.

F.    The Old NHT Board (with the Conflicted Trustee abstaining) after considering, among other things, such determination and recommendation of the Special Committee, has determined that the Company Merger and Reorganization is fair to the Public Old NHT Unitholders and that the transactions contemplated in this Agreement are in the best interests of Old NHT and has unanimously resolved to recommend approval of the Company Merger, the Reorganization and this Agreement to the Old NHT Unitholders.

G.    The sole general partner of NHT OP has approved this Agreement and the Operating Partnership Merger and determined that it is advisable and in the best interests of NHT OP and the partners of NHT OP for NHT OP to enter into this Agreement and to consummate the Operating Partnership Merger on the terms and subject to the conditions set forth in this Agreement.

H.    The board of trustees of NXDT (the “NXDT Board”) has declared the Company Merger advisable and in the best interests of NXDT and the shareholders of NXDT, and approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this Agreement.

I.    NXDT, as the managing member of NXDT Intermediary, has approved the Agreement, the Company Merger, the Intermediary Merger, the Holdings Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this agreement.

J.    The sole general partner of NXDT OP, and NXDT OP, as the managing member of NXDT Merger Sub, has approved this Agreement and the Operating Partnership Merger and determined that it is advisable and in the best interests of NXDT OP and NXDT Merger Sub for NXDT OP and NXDT Merger Sub to enter into this Agreement and to consummate the Operating Partnership Merger on the terms and subject to the conditions set forth in this Agreement.

K.    The Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth in this Agreement.

L.    The Parties intend that, for U.S. federal income tax purposes, (i) the Contributions and the Liquidation together will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (ii) Old NHT and New NHT will be parties to such reorganization within the meaning of Section 368(b) of the Code, and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

2

I-1960

M.    The Parties intend that, for U.S. federal income tax purposes, (i) the Company Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (ii) New NHT and NXDT will be parties to such reorganization within the meaning of Section 368(b) of the Code, and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1     Definitions.

(a)    The following terms, as used in this Agreement, have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not (a) prohibit compliance by the Company with the provisions of Section 6.6 or (b) provide for an exclusive right to negotiate with the Company.

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, New York or Delaware are authorized or obligated by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” means that certain Commitment Letter, dated as of the date hereof, by and between NXDT and Old NHT.

“Company” shall mean Old NHT prior to the formation of New NHT, and shall mean both Old NHT and New NHT after the formation of New NHT; provided, that the obligations of the Company hereunder shall be solely the obligations of Old NHT unless and until such time as New NHT becomes a Party to this Agreement.

“Company Acquisition Proposal” means any inquiry, indication of interest, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than (a) the Mergers, (b) any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, or (c) any other transaction involving NXDT, the Company and NHT OP): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company or NHT OP; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 20% or more of the consolidated assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or 20% or more of the equity interests in NHT OP; (iv) any tender offer or exchange offer for 20% or more of any class of equity security of the Company or 20% or more of the equity interests in NHT OP; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company or NHT OP and any other Company Subsidiary having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

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I-1961

“Company Material Adverse Effect” means any change, event, state of fact or development that, is or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets, properties or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company, NHT Intermediary, NHT Holdings or NHT OP to consummate the Mergers before the Outside Date; provided, however, that in the case of clause (i) no change, event, state of facts or development resulting from any of the following will be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including the identity of NXDT and its affiliates, (b) any change, event, state of facts or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates, inflation rates, or exchange rates, or any changes therein, in the United States, Canada or elsewhere or any change, event or development generally affecting one or more of the industries in which the Company or the Company Subsidiaries operate, (c) any change in the market price or trading volume of the securities of the Company; provided, however, that the exception in this clause (c) will not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the TSXV or any other exchange or system of quotations, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law, IFRS or GAAP or interpretation of any of the foregoing, (f) any action taken or not taken to which NXDT has consented in writing, (g) any action expressly required to be taken by this Agreement or taken at the request of NXDT, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (h) will not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; and provided, further, that this clause (h) will not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, (i) the commencement, occurrence, continuation, escalation worsening of any war (declared or undeclared), armed hostilities, political conditions or acts of terrorism, (j) any actions or claims made or brought by any of the current or former securityholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former securityholders or equityholders) arising out of this Agreement or the Mergers or (k) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires, pandemic, epidemic or other natural disasters or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i) and (k), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the United States or Canada in the industries in which the Company and the Company Subsidiaries operate and (y) clause (j) will not apply to the use of Company Material Adverse Effect in Section 4.4 (or (Section 7.2(a) as it relates to Section 4.4).

4

I-1962

“Company Protected Information” means any confidential information of the Company or the Company Subsidiaries, Trade Secrets of the Company or the Company Subsidiaries, information to which the Company or any Company Subsidiary or one of their management companies, as applicable, has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of the Company Subsidiaries or one of their management companies, as applicable.

“Company Subsidiary” means any Subsidiary of the Company, including NHT OP and its Subsidiaries.

“Conflicted Trustee” means James Dondero, who serves on the Old NHT Board and the NXDT Board and who has interests that present actual or potential conflicts of interest in connection with the Reorganization, the Mergers and the transactions contemplated by this Agreement.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject.

“Convertible Promissory Notes” means the convertible promissory notes issued by Old NHT.

“Copyrights” means U.S. and non-U.S. copyrights and mask works (as defined in 17 U.S.C. § 901) and pending applications to register the same.

“Deferred Unit” means the deferred trust units granted under the Old NHT Equity Plans.

“delivered” or “made available” or words of similar import mean, with respect to documents or information required to be provided by the Company or NHT OP to NXDT or NXDT OP, any documents or information (a) posted by the Company or any of its Representatives in the Company’s electronic data room, (b) filed or furnished by the Company with, and available through, SEADAR+ or (c) otherwise made reasonably available by the Company or its Representatives to NXDT, in each case prior to the execution and delivery of this Agreement.

“Development Expenditure Budget” means the Company’s budget with respect to Development Expenditures, as described on Section 4.13(c)(iii) of the Company Disclosure Letter.

5

I-1963

“Environmental Laws” means all Laws which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) occupational safety and health in respect of Hazardous Substances or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of Hazardous Substances or (b) impose liability with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license and other authorization under any applicable Environmental Law.

“ERISA” means the Employment Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

“Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, hazardous material or hazardous waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability or standards of care are imposed, under any Environmental Laws, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls, or toxic mold.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees (or arrangements having the economic effect of a guarantee) of another Person in respect of any items set forth in clauses (a) through (d), (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c) and (g) all obligations issued, undertaken or assumed as the deferred purchase price for any property of assets. For the avoidance of doubt, “Indebtedness” will not include any liability for Taxes and will not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

6

I-1964

“Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to (or, if known, the consequences of which were not known or reasonably foreseeable by) the Old NHT Board as of or prior to the date of this Agreement and (b) becomes known to or by the Old NHT Board prior to the receipt of the Requisite Vote; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) changes in the market price or trading volume of the Old NHT Units or the fact that Old NHT meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (i)) and (ii) any event, development or change in circumstances with respect to NXDT or NXDT OP.

“know” or “knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 1.1(a) of the Company Disclosure Letter, and with respect to NXDT, the actual knowledge of the persons listed in Section 1.1(a) of NXDT Disclosure Letter, in each case after reasonable inquiry.

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

“Management Agreements” means any (i) property management, asset management, investment management or similar management agreements entered into by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary manages or operates any owned real property or leased real property on behalf of any third party, and each amendment, guarantee, license or similar Contracts related thereto and (ii) any agreement pursuant to which any third party manages any Owned Real Property, Company Leased Real Property or Company Space Lease, and each amendment, guarantee, license or similar Contracts related thereto.

“Material Company Lease” means any lease, sublease, ground lease or occupancy agreement of real property under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity and (a) that provides for annual rentals of $50,000 or more or (b) relates to real property comprising more than 5,000 square feet of space; provided that any such lease, sublease, ground lease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries will not constitute a Material Company Lease.

7

I-1965

“Material Company Space Lease” means any Company Space Lease (a) that provides for annual rentals of $75,000 or more or (b) that relates to real property comprising more than 5,000 square feet of space; provided that any Company Space Lease solely between the Company and any Company Subsidiary or solely between Company Subsidiaries will not constitute a Material Company Space Lease.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NHT Holdings Interests” means the limited liability company interests in NHT Holdings.

“NHT Holdings LLC Agreement” means the limited liability company agreement of NHT Holdings, as in effect as of the date hereof and together with all amendments thereto.

“NHT Intermediary Interests” means the limited liability company interests in NHT Intermediary.

“NHT Intermediary LLC Agreement” means the limited liability company agreement of NHT Intermediary, as in effect as of the date hereof and together with all amendments thereto.

“NHT OP Approval” means the approval of the Operating Partnership Merger, the Company Merger and the other transactions contemplated by this Agreement by the sole general partner of NHT OP.

“NHT OP LLC Agreement” means the limited liability company agreement of NHT OP, as in effect as of the date hereof and together with all amendments thereto.

“NHT OP Profits Interest Units” means, collectively, the Vested NHT OP Profits Interest Units and Unvested NHT OP Profits Interest Units.

“NXDT Common Shares” means common shares, par value $0.001 per share, of NXDT.

“NXDT Intermediary LLC Agreement” means the limited liability company agreement of NXDT Intermediary, as in effect of the date hereof and together with all amendments thereto.

“NXDT Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the ability of NXDT or NXDT OP to consummate the Mergers before the Outside Date.

“NXDT Merger Sub LLC Agreement” means the limited liability company agreement of NXDT Merger Sub, as in effect of the date hereof and together with all amendments thereto.

“NXDT OP LP Agreement” means the limited partnership agreement of NXDT OP, as in effect as of the date hereof and together with all amendments thereto.

“Old NHT Equity Plans” means (i) Old NHT’s Omnibus Equity Incentive Plan, as adopted on March 29, 2019, and (ii) Old NHT’s Amended and Restated Deferred Unit Plan, as adopted on May 31, 2022, and as amended and restated on September 11, 2023.

“Operating Partnership Exchange Ratio” means a number of limited partnership interests of NXDT OP, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

8

I-1966

“Organizational Documents” means, with respect to any entity, (a) if such entity is a corporation, such entity’s certificate or articles of incorporation, bylaws and similar organizational documents, as amended and in effect on the date hereof, (b) if such entity is a limited liability company, such entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such entity is a trust, such entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such entity is a limited partnership, such entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Party” means each of the Company, NHT OP, NHT Intermediary, NHT Holdings, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub.

“Patents” means U.S. and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (b) statutory mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens, in each case of this clause (c) arising or incurred in the ordinary course for amounts which are not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (d) Liens for which title insurance coverage pursuant to a title policy held by the Company or a Company Subsidiary has been obtained, (e) easements whether or not shown by the public records, overlaps, encroachments and any Liens not of record that are shown on a survey provided by the Company to NXDT (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (f) Liens securing Indebtedness for borrowed money existing as of the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.1, (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities (excluding Liens under ERISA or Section 430 of the Code), including zoning regulations, use restrictions and building codes, (i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in policies or commitments of title insurance that have been provided by the Company to NXDT and that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of the property or asset affected by the applicable Lien, and (j) Liens, rights or obligations created by or resulting from the acts or omission of NXDT, NXDT OP or any of their respective affiliates and their and their respective affiliates’ investors, lenders, employees, officers, directors, trustees, members, stockholders, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

9

I-1967

“Prior Sale Agreement” means any purchase or sale Contract relating to any real property or leasehold interest, including any ground lease, conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiaries since January 1, 2022, except for easements or similar interests.

“Public Old NHT Unitholders” means the holders of Old NHT Units other than NXDT and its Subsidiaries and any other person who holds Old NHT Units in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the transactions contemplated by this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Reportable Transaction” has the meaning ascribed to the term “reportable transaction” in Section 1.6011-4(b) of the Treasury Regulations.

“Representative” means, with respect to any Person, such Person’s trustees, directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States.

“Securities Laws” means the Securities Act, the Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval Plus.

“Series A Preferred Shares” means NXDT’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share.

“Special Committee” means the special committee of the Old NHT Board formed for the purpose of, among other things, considering the Reorganization and the Company Merger.

“Subsidiary” means, with respect to a Person, another Person at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

10

I-1968

“Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “20%” will be replaced by “50%”) made by a third party on terms that the Old NHT Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (a) would result, if consummated, in a transaction that is more favorable to the Old NHT Unitholders (solely in their capacity as such) from a financial point of view than the Company Merger and (b) is reasonably likely to be consummated, in each case, after taking into account (i) the financial, legal, regulatory and any other aspects of such proposal, including any financing conditions or the reliability of debt or equity funding commitments, (ii) the likelihood and timing of consummation (as compared to the Company Merger) and (iii) any changes to the terms of this Agreement proposed by NXDT and any other information provided by NXDT (including pursuant to Section 6.6 of this Agreement).

“Tax” (and, with correlative meanings, “Taxable” and “Taxing”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar), alternative or add-on minimum or any other Tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax imposed by any Governmental Entity, whether disputed or not.

“Tax Protection Agreements” means any Contract to which the Company or any Company Subsidiary is a party pursuant to which: (a) any liability to holders of equity of a Company Subsidiary that is classified as a partnership for U.S. federal income Tax purposes (including the NHT OP Units, the “Company Partnership Interests”) relating to Taxes may arise and give rise to an indemnity obligation by the Company or any Company Subsidiary, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of a Company Partnership Interest, the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book Tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (c) members of NHT OP have guaranteed, indemnified or assumed debt of NHT OP, and/or (d) any Tax indemnity, allocation or sharing Contract for the benefit of the Company or any Company Subsidiary.

“Tax Return” means any return, report, document, declaration or similar statement filed or required to be filed with any Governmental Entity with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment thereto.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means U.S., state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

11

I-1969

“Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

“TSXV” means the TSX Venture Exchange.

“Unvested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the Old NHT Equity Plans, and which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Unvested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Vested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the Old NHT Equity Plans, and which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

“Vested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 6.6(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(a)
Bankruptcy and Equity Exception	Section 4.3(a)
Book-Entry Share	Section 3.1(c)
Capital Expenditure Budget	Section 4.13(c)
Capital Expenditures	Section 4.13(c)
Capitalization Date	Section 4.2(a)
Certificate	Section 3.1(c)
Chosen Courts	Section 9.4(b)
Closing	Section 2.3
Closing Date	Section 2.3
Code	Background
Company	Preamble
Company Bylaws	Section 4.1(b)
Company Capital Shares	Section 4.2(a)
Company Charter	Section 4.1(b)
Company Disclosure Letter	Article IV

12

I-1970

Term	Section
Company Financial Statements	Section 4.5(a)
Company Intellectual Property Rights	Section 4.15(b)
Company Leased Real Property	Section 4.13(b)
Company Leases	Section 4.13(b)
Company Liability Limitation	Section 9.7(d)
Company Material Contract	Section 4.16(b)
Company Merger	Background
Company Merger Certificate	Section 2.2(a)
Company Merger Effective Time	Section 2.2(a)
Company Permits	Section 4.9(a)
Company REIT Opinion	Section 7.2(c)
Company Related Parties	Section 8.3(e)
Company Securities Filings	Section 4.5(a)
Company Space Leases	Section 4.13(c)
Company Termination Fee	Section 8.3(b)(ii)
Confidentiality Agreement	Section 6.2(b)
Declaration of Trust	Section 4.1(b)
Development Expenditures	Section 4.13(c)
Development Projects	Section 4.13(c)
Doane Grant Thornton	Section 4.18
DSOS	Background
Enforcement Expenses	Section 8.3(d)
Exchange Agent	Section 3.7(a)
Exchange Fund	Section 3.7(a)
Existing Loan Documents	Section 4.16(b)(vii)
FCPA	Section 4.9(c)
Form S-4	Section 6.4(a)
Indemnified Liabilities	Section 6.9(a)
Indemnified Party	Section 6.9(a)
Information Circular	Section 6.4(a)
Intellectual Property Rights	Section 4.15(b)
Interim Period	Section 6.1
IRS	Section 4.12(c)
Letter of Transmittal	Section 3.7(c)(i)
Liquidation	Background
Merger Consideration	Section 3.1(c)
Mergers	Background
New NHT Shares	Section 4.2(a)
NHT OP Units	Background
Notice of Change of Recommendation	Section 6.6(e)
Notice of Change Period	Section 6.6(e)
NXDT	Preamble
NXDT Capitalization Date	Section 5.2(a)
NXDT Disclosure Document	Section 5.7(b)
NXDT Disclosure Letter	Article V
NXDT Intermediary	Preamble
NXDT Liability Limitation	Section 9.7(c)
NXDT Merger Sub	Preamble
NXDT OP	Preamble
NXDT Related Parties	Section 8.3(e)

13

I-1971

Term	Section
NXDT Termination Amount	Section 8.3(c)
Old NHT Board	Background
Old NHT Unitholders	Background
Old NHT Units	Section 4.2(a)
Operating Expenses	Section 4.13(c)
Operating Partnership	Preamble
Operating Partnership Merger	Background
Operating Partnership Merger Certificate	Section 2.2(d)
Operating Partnership Merger Effective Time	Section 2.2(d)
Outside Date	Section 8.1(b)(ii)
Owned Real Property	Section 4.13(a)
Participation Agreements	Section 4.13(e)
Participation Party	Section 4.13(e)
Permit	Section 4.9(a)
QRS	Section 4.12(b)
Qualifying Income	Section 8.3(g)
Registered Company Intellectual Property Assets	Section 4.15(a)
REIT	Section 4.12(b)
Reorganization Effective Time	Background
Requisite Vote	Section 4.20
Special Pre-Closing REIT Dividend	Section 6.1(c)
Surviving Company	Section 2.1(a)
Surviving OP	Section 2.1(d)
Tail Insurance	Section 6.9(b)
Takeover Statutes	Section 4.19
Transaction Litigation	Section 6.7(b)
Transfer Taxes	Section 6.12(e)
TRS	Section 4.12(b)
Unitholders’ Meeting	Section 6.5

Section 1.2    Interpretation. The following rules of interpretation will apply to this Agreement: (a) the words “hereof,” “hereby,” “herein” and “under this Agreement” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the table of contents and captions in this Agreement are included for convenience of reference only and will be ignored in the construction or interpretation of this Agreement; (c) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (d) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (e) any capitalized term used in any Exhibit, the Company Disclosure Letter or NXDT Disclosure Letter but not otherwise defined therein will have the meaning set forth in this Agreement; (f) any singular term in this Agreement will be deemed to include the plural, and any plural term the singular, and references to any gender will include all genders; (g) whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import; (h) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (i) references to any Law will be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder; (j) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms of this Agreement and such Contract; (k) references to any Person include the predecessors, successors and permitted assigns of that Person; (l) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively; (m) references to “dollars” and “$” mean U.S. dollars; (n) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if”; (o) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends; (p) whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day; and (q) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

14

I-1972

ARTICLE II
THE MERGERS

Section 2.1      The Mergers.

(a)    On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA and the DGCL, at the Company Merger Effective Time, New NHT and NXDT Intermediary shall consummate the Company Merger, pursuant to which (i) New NHT will be merged with and into NXDT Intermediary and the separate existence of New NHT will thereupon cease and (ii) NXDT Intermediary will survive the Company Merger (the “Surviving Company”).

(b)    On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Intermediary Merger Effective Time, NHT Intermediary and the Surviving Company shall consummate the Intermediary Merger, pursuant to which (i) NHT Intermediary will be merged with and into the Surviving Company and the separate existence of NHT Intermediary will thereupon cease and (ii) the Surviving Company will survive the Intermediary Merger.

(c)    On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Holdings Merger Effective Time, NHT Holdings and the Surviving Company shall consummate the Holdings Merger, pursuant to which (i) NHT Holdings will be merged with and into the Surviving Company and the separate existence of NHT Holdings will thereupon cease and (ii) the Surviving Company will survive the Holdings Merger.

(d)    On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Operating Partnership Merger Effective Time, NHT OP and NXDT Merger Sub will consummate the Operating Partnership Merger, pursuant to which (i) NHT OP will be merged with and into NXDT Merger Sub and the separate existence of NHT OP will thereupon cease and (ii) NXDT Merger Sub will survive the Operating Partnership Merger (the “Surviving OP”).

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I-1973

Section 2.2     Effective Times.

(a)    On the Closing Date, New NHT and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Company Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by the Company or NXDT Intermediary under the DLLCA and the DGCL in connection with the Company Merger. The Company Merger will become effective upon the later of the acceptance for record of the Company Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Company Merger Certificate as may be mutually agreed to by New NHT and NXDT Intermediary and specified in the Company Merger Certificate in accordance with the DLLCA and the DGCL (such date and time being referred to in this Agreement as the “Company Merger Effective Time”).

(b)    On the Closing Date, NHT Intermediary and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Intermediary Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by NHT Intermediary or NXDT Intermediary under the DLLCA in connection with the Intermediary Merger. The Intermediary Merger will become effective upon the later of the acceptance for record of the Intermediary Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Intermediary Merger Certificate as may be mutually agreed to by NHT Intermediary and NXDT Intermediary and specified in the Intermediary Merger Certificate in accordance with the DLLCA (the “Intermediary Merger Effective Time”), being understood and agreed that the Parties shall cause the Intermediary Merger Effective Time to occur immediately after the Company Merger Effective Time.

(c)    On the Closing Date, the NHT Holdings and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Holdings Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by NHT Holdings or NXDT Intermediary under the DLLCA in connection with the Holdings Merger. The Holdings Merger will become effective upon the later of the acceptance for record of the Holdings Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Holdings Merger Certificate as may be mutually agreed to by NHT Holdings and NXDT Intermediary and specified in the Holdings Merger Certificate of Merger in accordance with the DLLCA (such date and time being referred to in this Agreement as the “Holdings Merger Effective Time”), being understood and agreed that the Parties shall cause the Holdings Merger Effective Time to occur immediately after the Intermediary Merger Effective Time.

(d)    On the Closing Date, NHT OP and NXDT Merger Sub shall duly execute and file a certificate of merger (the “Operating Partnership Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware. The Operating Partnership Merger will become effective upon the filing of the Operating Partnership Merger Certificate with the DSOS or such other date and time as may be mutually agreed to by NHT OP and NXDT Merger Sub and specified in the Operating Partnership Merger Certificate in accordance with the DLLCA (the “Operating Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Operating Partnership Merger Effective Time to occur immediately after the Holdings Merger Effective Time.

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I-1974

(e)    Unless otherwise agreed in writing, the Parties shall cause the Company Merger Effective Time, the Intermediary Merger Effective Time, the Holdings Merger Effective Time and the Operating Partnership Merger Effective Time to occur on the Closing Date, with the Intermediary Merger Effective Time occurring immediately after the Company Merger Effective Time, the Holdings Merger Effective Time occurring immediately after the Intermediary Merger Effective Time, and the Operating Partnership Merger Effective Time occurring immediately after the Holdings Merger Effective Time.

Section 2.3     Closing of the Mergers. The closing of the Mergers (the “Closing”) will take place at a time to be specified by the Parties on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) remotely by exchange of documents and signatures (or their electronic counterparts), or at such other time, date and place as may be mutually agreed to in writing by the Parties (the “Closing Date”).

Section 2.4      Effects of the Mergers.

(a)    The Company Merger will have the effects set forth in the DLLCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of New NHT will vest in the Surviving Company, and all debts, liabilities, duties and obligations of New NHT will become the debts, liabilities, duties and obligations of the Surviving Company.

(b)    The Intermediary Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Intermediary Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT Intermediary will vest in the Surviving Company, and all debts, liabilities, duties and obligations of NHT Intermediary will become the debts, liabilities, duties and obligations of the Surviving Company.

(c)    The Holdings Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Holdings Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT Holdings will vest in the Surviving Company, and all debts, liabilities, duties and obligations of NHT Holdings will become the debts, liabilities, duties and obligations of the Surviving Company.

(d)    The Operating Partnership Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Operating Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT OP will vest in the Surviving OP, and all debts, liabilities, duties and obligations of NHT OP will become the debts, liabilities, duties and obligations of the Surviving OP.

Section 2.5      Governing Documents.

(a)    At the Company Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Company Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Company Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Company Merger Effective Time, until further amended in accordance with applicable Law.

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I-1975

(b)    At the Intermediary Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Intermediary Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Intermediary Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Intermediary Merger Effective Time, until further amended in accordance with applicable Law.

(c)    At the Holdings Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Holdings Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Holdings Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Holdings Merger Effective Time, until further amended in accordance with applicable Law.

(d)    At the Operating Partnership Merger Effective Time, (i) the certificate of formation of NXDT Merger Sub, as in effect immediately prior to the Operating Partnership Merger Effective Time, shall be the certificate of limited partnership of the Surviving OP, until further amended in accordance with applicable Law and (ii) NXDT Merger Sub LLC Agreement, as in effect immediately prior to the Operating Partnership Merger Effective Time, will be the limited liability company agreement of the Surviving OP, until further amended in accordance with applicable Law.

(e)    Nothing in this Section 2.5 will affect in any way the indemnification or other obligations provided for in Section 6.9.

Section 2.6      Officers and Directors.

(a)    The officers of NXDT Intermediary at the Company Merger Effective Time shall, from and after the Company Merger Effective Time, Intermediary Merger Effective Time and Holdings Merger Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with NXDT Intermediary LLC Agreement.

(b)    NXDT OP shall be the managing member of the Surviving OP and the officers and authorized signatories of NXDT Merger Sub immediately prior to the Operating Partnership Merger Effective Time shall be the officers and authorized signatories of Surviving OP.

ARTICLE III
EFFECTS OF THE MERGERS

Section 3.1     Effects on New NHT Shares. At the Company Merger Effective Time and by virtue of the Company Merger and without any further action on the part of NXDT, NXDT Intermediary, New NHT, or the holders of any securities of NXDT, NXDT Intermediary or New NHT:

(a)    Limited Liability Company Interests of NXDT Intermediary. Each limited liability company interest of NXDT Intermediary issued and outstanding immediately prior to the Company Merger Effective Time shall remain an issued and outstanding limited liability company interest of the Surviving Company and shall not be affected by the Company Merger, Intermediary Merger or Holdings Merger.

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I-1976

(b)    Cancellation of New NHT Shares. Each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time that is held by NXDT, NXDT OP, or any of their respective Subsidiaries, will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto. Each New NHT Share held by New NHT in New NHT’s treasury will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

(c)    Conversion of New NHT Shares. Subject to Section 3.5(a) and Section 3.5(b), each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) will automatically be converted into the right to receive a number of NXDT Common Shares equal to the Exchange Ratio and any cash issued in lieu of fractional shares of NXDT Common Shares payable pursuant to Section 3.1(e) (the “Merger Consideration”). All New NHT Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of New NHT (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented New NHT Shares will cease to have any rights with respect to such New NHT Shares other than the right to receive the Merger Consideration in accordance with Section 3.7.

(d)    Share Transfer Books. At the Company Merger Effective Time, the share transfer books of New NHT will be closed and thereafter there will be no further registration of transfers of the New NHT Shares or the NHT OP Units. From and after the Company Merger Effective Time, persons who held New NHT Shares or the NHT OP Units immediately prior to the Company Merger Effective Time will cease to have rights with respect to such shares, except as otherwise provided for in this Agreement. On or after the Company Merger Effective Time, any Certificates or Book-Entry Shares or NHT OP Certificates or NHT OP Book-Entry Shares, presented to the Exchange Agent, NXDT or the transfer agent for any reason will be exchanged as provided in this Article III with respect to the New NHT Shares and the NHT OP Units formerly represented thereby.

(e)    Fractional Shares. No certificates or scrip representing fractional NXDT Common Shares shall be issued upon the conversion of New NHT Shares pursuant to Section 3.1(c) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of NXDT Common Shares. Notwithstanding any other provision of this Agreement, each holder of NXDT Common Shares pursuant to the Company Merger who would otherwise be entitled to receive a fraction of a NXDT Common Share (after taking into account all New NHT Shares exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of NXDT Common Shares on the New York Stock Exchange on the last complete trading day prior to the date of the Company Merger Effective Time.

Section 3.2    Effects on NHT Intermediary Interests. At the Intermediary Merger Effective Time, by virtue of the Intermediary Merger and without any further action on the part of NHT Intermediary, NXDT Intermediary or the holders of NHT Intermediary Interests, each NHT Intermediary Interest issued and outstanding immediately prior to the Intermediary Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

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I-1977

Section 3.3    Effects on NHT Holdings Interests. At the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any further action on the part of NHT Holdings, NXDT Intermediary or the holders of NHT Holdings Interests, each NHT Holdings Interest issued and outstanding immediately prior to the Holdings Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

Section 3.4    Effects on NHT OP Units. At the Operating Partnership Merger Effective Time, by virtue of the Operating Partnership Merger and without any further action on the part of NHT OP, NXDT OP, NXDT Merger Sub or the holders of NHT OP Units:

(a)    Conversion of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time (other than NHT OP Units to be cancelled in accordance with Section 3.4(b)) shall be automatically converted into the right to receive a number of validly issued limited partnership interests of NXDT OP equal to the Operating Partnership Exchange Ratio and each general partnership interest of NHT OP issued and outstanding immediately prior to the Operating Partnership Merger Effective Time shall be automatically canceled and no consideration shall be issued in respect thereof (the “Operating Partnership Merger Consideration”). All NHT OP Units, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (an “NHT OP Certificate”) or book-entry unit registered in the transfer books of NHT OP (an “NHT OP Book-Entry Share”) that immediately prior to the Operating Partnership Merger Effective Time represented NHT OP Units will cease to have any rights with respect to such NHT OP Units other than the right to receive the Operating Partnership Merger Consideration in accordance with Section 3.7.

(b)    Cancellation of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time that is held by NXDT, NXDT Intermediary or any of their respective Subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

Section 3.5      Treatment of Equity-Based Awards.

(a)    At the Reorganization Effective Time, each Deferred Unit shall be cancelled and holders of such cancelled Deferred Units shall thereafter be entitled to receive $0.36 in cash per Deferred Unit from Old NHT.

(b)    At the Operating Partnership Merger Effective Time, each Vested NHT OP Profits Interest Unit shall automatically be cancelled and converted into the right to receive Vested NXDT OP Profits Interest Units at the Operating Partnership Exchange Ratio, and each Unvested NHT OP Profits Interest Unit shall automatically be converted into the right to receive Unvested NXDT OP Profits Interest Units with like vesting conditions at the Operating Partnership Exchange Ratio.

(c)    Prior to the Company Merger Effective Time, the Company and NHT OP shall take all corporate, trust, or limited partnership action, as applicable, necessary to effectuate the provisions of this Section 3.5 and to terminate each Old NHT Equity Plan effective as of immediately prior to the Company Merger Effective Time (and subject to the consummation of the Mergers).

20

I-1978

Section 3.6      Treatment of NHT OP Units to be Issued Upon Conversion of Convertible Promissory Notes.

(a)    At the Operating Partnership Merger Effective Time, all rights to receive NHT OP Units pursuant to the conversion of the Convertible Promissory Notes shall be converted into the right to receive membership interests of NXDT Merger Sub, pursuant to the terms of amendments to such Convertible Promissory Notes to be entered into at the Operating Partnership Effective Time, with the membership interests in NXDT Merger Sub to be issued under a Convertible Promissory Note to be equivalent to the number of NHT OP Units subject to the conversion rights under such Convertible Promissory Note, multiplied by the Operating Partnership Exchange Ratio, subject to the conditions to the exercise of such rights contained in the Convertible Promissory Notes.

(b)    Prior to the Operating Partnership Merger Effective Time, NHT OP shall take all limited partnership action necessary to effectuate the provisions of this Section 3.6 (subject to the consummation of the Mergers).

Section 3.7      Exchange of Certificates.

(a)    Prior to the Company Merger Effective Time, NXDT shall (i) appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and the Operating Partnership Merger Consideration, as provided in Section 3.1(c) and Section 3.4(a) and (ii) arrange for the Exchange Agent to make appropriate book entries in the transfer books of NXDT and NXDT OP, as applicable, sufficient to pay the aggregate Merger Consideration and Operating Partnership Merger Consideration, as applicable, and any cash sufficient to make payments in lieu of fractional shares pursuant to Section 3.1(e) (the “Exchange Fund”), in each case, for the sole benefit of the holders of the New NHT Shares and NHT OP Units, as applicable. NXDT shall cause the Exchange Agent to make, and the Exchange Agent shall make payment of the aggregate Merger Consideration and Operating Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund may not be used for any other purpose.

(b)    The Exchange Fund shall be invested by the Exchange Agent as directed by NXDT. Interest and other income on the Exchange Fund will be the sole and exclusive property of NXDT. No investment of the Exchange Fund will relieve NXDT or the Exchange Agent from making the payments required by this Section 3.7, and following any losses from any such investment, NXDT shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy NXDT’s obligations hereunder for the benefit of the holders of the New NHT Shares and NHT OP Units, as applicable, at the Company Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(c)      Exchange Procedures.

(i)    As promptly as practicable following the Company Merger Effective Time (but in no event later than five Business Days thereafter), NXDT shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share, of an NHT OP Certificate or NHT OP Book-Entry Share, as applicable, (A) a letter of transmittal (a “Letter of Transmittal”) which will specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares, to the NHT OP Certificates or NHT OP Book-Entry Share, as applicable, will pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, to the Exchange Agent, which Letter of Transmittal will be in such form and have such other customary provisions as NXDT and Company may reasonably agree upon, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, in exchange for the Merger Consideration or Operating Partnership Merger Consideration, as applicable.

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I-1979

(ii)    Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share, an NHT OP Certificate (or an affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, will be entitled to receive in exchange therefor the Merger Consideration for each New NHT Share formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the Operating Partnership Merger Consideration for each NHT OP Unit formerly represented by such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, in each case pursuant to the provisions of this Article III, within five Business Days following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share so surrendered will be forthwith cancelled.

(iii)    The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, such NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices; provided, that if a holder is providing an affidavit of loss in lieu of such Certificate or NHT OP Certificate, as applicable, such holder shall, if required by NXDT, post a bond, in such reasonable amount as NXDT may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate or NHT OP Certificate, as applicable.

(iv)    Until surrendered as contemplated by this Section 3.7, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, each NHT OP Certificate (or affidavit of loss in lieu thereof) and NHT OP Book-Entry Share, will be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, as contemplated by this Article III. No interest will be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the holders of the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, on the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares.

22

I-1980

(v)    In the event of a transfer of ownership of New NHT Shares or NHT OP Units that is not registered in the transfer records of New NHT or NHT OP, it will be a condition of payment that any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, any NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, surrendered in accordance with the procedures set forth in this Section 3.7(c) will be properly endorsed or will be otherwise in proper form for transfer, and that the Person requesting such payment will have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration or Operating Partnership Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, surrendered or will have established to the reasonable satisfaction of NXDT that such Tax either has been paid or is not applicable.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of New NHT Shares or NHT OP Units, as applicable, for 6 months after the Company Merger Effective Time will be delivered to NXDT, upon demand, and any former holders of New NHT Shares or NHT OP Units prior to the Company Merger who have not theretofore complied with this Article III will thereafter look only to NXDT for payment of the Merger Consideration or Operating Partnership Merger Consideration, as applicable, without any interest. Any amounts remaining unclaimed by former holders of New NHT Shares or NHT OP Units two years after the Company Merger Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of NXDT free and clear of any claims or interest of any Person previously entitled thereto.

(e)    Distributions with Respect to Unsurrendered Shares of New NHT Shares and NHT OP Units. All shares of NXDT Common Shares and limited partnership interests of NXDT OP to be issued as the Merger Consideration and Operating Partnership Merger Consideration, as applicable, shall be deemed issued and outstanding as of the Company Merger Effective Time and Operating Partnership Merger Effective Time, respectively, and whenever a dividend or other distribution is declared by NXDT on NXDT Common Shares or NXDT OP on the limited partnership interests of NXDT OP, the record date for which is after the Company Merger Effective Time, such declaration shall include dividends or distributions in respect of all NXDT Common Shares and limited partnership interests of NXDT OP issued pursuant to this Agreement.

(f)     No Liability. None of the Company, NHT OP, NXDT, NXDT OP, NXDT Intermediary, NXDT Merger Sub, the Surviving Company, the Surviving OP, the Exchange Agent, or any employee, officer, director, agent or affiliate thereof, will be liable to any person in respect of the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of NXDT, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.8     Withholding Rights. The Parties, their respective affiliates and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Operating Partnership Merger Consideration, as applicable (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law. Any such amounts so deducted and withheld will be paid over to the applicable Governmental Entity in accordance with applicable Law and will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

23

I-1981

Section 3.9    Lost Certificates. If any Certificate or NHT OP Certificate, has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate or NHT OP Certificate to be lost, stolen or destroyed and, if required by NXDT, the posting by such Person of a bond in such reasonable amount as NXDT may direct, as indemnity against any claim that may be made against it with respect to such Certificate or NHT OP Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate or NHT OP Certificate, as applicable, the Merger Consideration or the Operating Partnership Merger Consideration, as applicable.

Section 3.10    Cash Balances. The Company shall deliver to NXDT, upon request and no later than five Business Days prior to the anticipated Closing Date, a written notice setting forth, in each case as of the close of business on the immediately preceding Business Day, the aggregate cash balances held by the Company, NHT OP and each Company Subsidiary (by Company Subsidiary), as well as the amounts of such cash balances that are not being used or reserved for specified purposes (including, to the extent agreed by NXDT following consultation with the Company, any working capital needs, repayment of any Indebtedness or any other reserves) and that are available to be utilized in respect of the obligations set forth in Section 3.1, Section 3.2 and Section 3.3.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY, NHT INTERMEDIARY, NHT HOLDINGS AND NHT OP

Except as (i) disclosed in the separate disclosure letter which has been delivered by Old NHT to NXDT in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) or (ii) set forth in any of Old NHT’s filings with the Securities Authorities and other public disclosure documents of Old NHT that are publicly available at least five Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosure of information, factors or risks that are predictive, cautionary or forward-looking in nature), the Company, NHT Intermediary, NHT Holdings and NHT OP hereby jointly and severally represent and warrant to NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub as follows:

Section 4.1      Organization and Qualification; Subsidiaries.

(a)    Old NHT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust which is duly formed, validly existing and in good standing under the Laws of the Province of Ontario and has elected to be treated as a real estate investment trust for U.S. federal income Tax purposes. Upon its formation and at the time of the Company Merger Effective Time, New NHT will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. NHT Intermediary is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NHT Holdings is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NHT OP is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has the requisite trust or corporate power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, NHT Intermediary, NHT Holdings, NHT OP and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

24

I-1982

(b)    The Company has made available to NXDT true and complete copies of (i) Old NHT’s declaration of trust, together with all amendments and supplements thereto (the “Declaration of Trust”), (ii) drafts of the articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) of New NHT that will be adopted as the governing documents of New NHT upon its formation (iii) the NHT Intermediary LLC Agreement and the certificate of formation of NHT Intermediary, together with all amendments and supplements thereto, (iv) the NHT Holdings LLC Agreement and the certificate of formation of NHT Holdings, together with all amendments and supplements thereto, (v) the NHT OP LLC Agreement and the certificate of formation of NHT OP, together with all amendments and supplements thereto, and (vi) the Organizational Documents of each of the Company Subsidiaries, in each case as in effect as of the date hereof, and together with all amendments thereto. Each of the Declaration of Trust, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement, the NHT OP LLC Agreement and the Organizational Documents of the Company Subsidiaries was duly adopted and is in full force and effect, and the Company Charter and the Company Bylaws will be in full force and effect upon the formation of New NHT, and neither the Company, NHT Intermediary, NHT Holdings, NHT OP nor any of the Company Subsidiaries, as applicable, is in violation in any material respect of any of the provisions of such documents.

(c)    Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, and (ii) the type and percentage of interest held, directly or indirectly by the Company or a Company Subsidiary and any other Person, as applicable, in each Company Subsidiary. Except as set forth on Section 4.1(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiaries owns any capital stock of, or any equity interest of any nature in, any other entity, other than in the Company Subsidiaries.

Section 4.2      Capitalization.

(a)    Old NHT is authorized to issue an unlimited number of trust units (the “Old NHT Units”). As of November 8, 2024 (the “Capitalization Date”), (i) 29,352,055 Old NHT Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase (other than the redemption rights set forth in Section 7.10 of the Declaration of Trust), rights of participation or any open-ended trust similar rights, and (ii) no Old NHT Units were reserved and available for future issuance except for an aggregate of 1,670,056 Old NHT Units reserved and available for future issuance under the Old NHT Equity Plans. As of immediately following the consummation of the Reorganization, no Old NHT Units will be issued and outstanding. New NHT will be authorized to issue up to 100,000,000 shares of common stock (the “New NHT Shares” and, together with the Old NHT Units, the “Company Capital Shares”). As of the date hereof, there are no New NHT Shares issued and outstanding. Following the Reorganization, and as of Closing, the only New NHT Shares that will be issued and outstanding will be New NHT Shares issued pursuant to the Reorganization. Except as set forth in Section 4.2(a) of the Company Disclosure Letter, none of the outstanding Company Capital Shares are subject to any right of first refusal in favor of any of the Company or the Company Subsidiaries.

25

I-1983

(b)    As of the date hereof, except as provided in Section 4.2(a) or Section 4.2(f), and except for the Convertible Promissory Notes, there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of stock of, or other equity or voting interests in, New NHT or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire, sell, redeem, exchange or convert any stock of, or other equity interests in, New NHT or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Capital Shares. Since the close of business on the Capitalization Date through the date hereof, no Company Capital Shares, Deferred Units or other equity securities of the Company or the Company Subsidiaries have been issued or granted (other than the issuance of shares in respect of Deferred Units prior to the Capitalization Date). Except as set forth in Section 4.2(b) of the Company Disclosure Letter, Old NHT has not exempted any Person from the “Unit Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Declaration of Trust, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of stock or other equity interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Company Capital Shares.

(c)    Except as provided in Section 4.2(e), the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of stock or other equity securities of each of the Company Subsidiaries, including NHT Intermediary and NHT Holdings, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the Organizational Documents of the Company or any Company Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Company Charter, (ii) pursuant to the NHT OP LLC Agreement, (iii) for equity securities and other instruments (including loans) in wholly-owned Company Subsidiaries or (iv) as provided in Section 4.2(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Company Subsidiary).

26

I-1984

(d)    Except for transfer restrictions in Old NHT’s Investor Rights Agreement dated March 27, 2019 and the Organizational Documents of the Company or any Company Subsidiary, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries. To the Company’s knowledge, there are no third-party agreements or understandings with respect to the voting of any such shares of capital stock or voting securities or equity interests.

(e)    The Company is the indirect owner of all of the equity interests of the sole general partner of NHT OP. As of the Capitalization Date, 14,723,077 NHT OP Units, 205,597 Class B NHT OP Units and 1,471,875 Vested NHT OP Profits Interest Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights. Section 4.2(e) of the Company Disclosure Letter sets forth a list as of the date hereof of all holders of the NHT OP Units and the number and type of such NHT OP Units and unvested NHT OP Profits Interest Units held. As of the date hereof, other than unvested NHT OP Profits Interest Units and the Convertible Promissory Notes, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate NHT OP to issue, transfer or sell any partnership interests in NHT OP or any securities convertible into or exchangeable for any partnership interests in NHT OP. There are no outstanding contractual obligations of NHT OP to issue, repurchase, redeem or otherwise acquire any partnership interests in NHT OP.

(f)    All Unvested NHT OP Profit Interest Units will be, when vested, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, right of repurchase, right of participation or any similar right. Section 4.2(f) of the Company Disclosure Letter sets forth the following information with respect to the NHT OP Profits Interest Units outstanding as of the Capitalization Date: (i) the name of the holder of such NHT OP Profit Interest Units; (ii) the number of Unvested NHT OP Profits Interest Units held by each holder; (iii) the number of Vested Profit Interest Units held by each holder; (iv) the date on which such NHT OP Profits Interest Units were granted; and (v) the times and extent to which each Unvested NHT OP Profits Interest Unit is scheduled to become vested and/or non-forfeitable thereafter.

(g)    As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and the Company Subsidiaries, other than Indebtedness in the principal amounts identified by instrument in Section 4.2(g) of the Company Disclosure Letter.

Section 4.3      Authority.

(a)    The Company has the requisite trust or corporate power, as applicable, and authority to execute and deliver this Agreement and, subject to the receipt of the Requisite Vote, to consummate the Company Merger, the Reorganization and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Reorganization, and the consummation by New NHT of the Company Merger and the other transactions contemplated hereby have been, or in the case of New NHT, will be prior to the Company Merger Effective Time, duly authorized by all necessary trust or corporate action, as applicable on the part of the New NHT Board and the Old NHT Board and, other than the Requisite Vote, the formation of New NHT and the filing of the Company Merger Certificate with the DSOS, no additional trust or corporate proceedings, as applicable, on the part of the Company or any Company Subsidiary are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of the Reorganization, the Company Merger and the other transactions contemplated hereby by the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”).

27

I-1985

(b)    NHT Intermediary has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT Intermediary and the consummation by NHT Intermediary of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT Intermediary and the Company in its capacity as the sole member of NHT Intermediary and, other than the filing of the Intermediary Merger Certificate with the DSOS, no additional proceedings on the part of NHT Intermediary are necessary to authorize the execution, delivery and performance by NHT Intermediary of this Agreement or the consummation of the transactions contemplated hereby by NHT Intermediary. This Agreement has been duly executed and delivered by NHT Intermediary and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT Intermediary enforceable against NHT Intermediary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)    NHT Holdings has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT Holdings and the consummation by NHT Holdings of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT Holdings and the NHT Intermediary in its capacity as the sole member of NHT Holdings and, other than the filing of the Holdings Merger Certificate with the DSOS, no additional proceedings on the part of NHT Holdings are necessary to authorize the execution, delivery and performance by NHT Holdings of this Agreement or the consummation of the transactions contemplated hereby by NHT Holdings. This Agreement has been duly executed and delivered by NHT Holdings and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT Holdings enforceable against NHT Holdings in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d)    NHT OP has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT OP and the consummation by NHT OP of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT OP and the sole general partner of NHT OP and, other than the filing of the Operating Partnership Merger Certificate with the DSOS, no additional proceedings on the part of NHT OP are necessary to authorize the execution, delivery and performance by NHT OP of this Agreement or the consummation of the transactions contemplated hereby by NHT OP. This Agreement has been duly executed and delivered by NHT OP and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT OP enforceable against NHT OP in accordance with its terms, subject to the Bankruptcy and Equity Exception.

28

I-1986

(e)    The Special Committee and the Old NHT Board (acting on the recommendation of the Special Committee and with the Conflicted Trustee abstaining) have unanimously (i) approved and declared the Mergers, the Reorganization and the other transactions contemplated by this Agreement advisable and in the best interest of Old NHT and its unitholders, (ii) approved the execution, delivery and performance of this Agreement and, subject to obtaining the Requisite Vote, the consummation by the Company of the transactions contemplated hereby, including the Mergers and the Reorganization, (iii) directed that, on the terms and subject to the conditions of this Agreement, the Company Merger and the Reorganization be submitted to the Old NHT Unitholders for their approval and (iv) resolved, on the terms and subject to the conditions of this Agreement, to recommend the approval of the Company Merger and the Reorganization by the Public Old NHT Unitholders and to include such recommendation in the Information Circular, in each case by resolutions duly adopted, which resolutions, except as permitted under Section 6.6, have not been subsequently rescinded, withdrawn or modified in a manner adverse to NXDT.

Section 4.4      No Conflict; Required Filings and Consents.

(a)    None of the execution, delivery or performance of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or the consummation by the Company, NHT Intermediary, NHT Holdings or NHT OP of the transactions contemplated by this Agreement will: (i) subject to obtaining the Requisite Vote, conflict with or violate any provision of the Declaration of Trust, the Company Charter, the Company Bylaws, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement or the NHT OP LLC Agreement, as applicable; (ii) (A) conflict with or violate any provision of the Organizational Documents of any Company Subsidiary and (B) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) except as set out in the Company Disclosure Letter, require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary, pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses 4.4(b) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    None of the execution, delivery or performance of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or the consummation by the Company, or NHT OP of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company or any Company Subsidiary or with respect to any of their respective properties or assets, other than (i) the filing of the Company Merger Certificate with, and acceptance for record of the Company Merger Certificate by, the DSOS, (ii) the filing of the Intermediary Merger Certificate with the DSOS, (iii) the filing of the Holdings Merger Certificate with the DSOS, (iv) the filing of the Operating Partnership Merger Certificate with the DSOS, (v) the filing on SEDAR+ of the Information Circular, (vi) compliance with the applicable requirements of Securities Laws as may be required in connection with this Agreement and the transactions contemplated thereby,(vii) filings as may be required under the rules and regulations of the New York Stock Exchange and the TSXV, (viii) compliance with any applicable securities or “blue sky” Laws, (ix)  such filings as may be required in connection with the payment of any transfer and gain Taxes and (x) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

29

I-1987

Section 4.5      Company Securities Filings; Financial Statements.

(a)    Except as disclosed in Section 4.5(a) of the Company Disclosure Letter, since January 1, 2022, the Company and each Company Subsidiary, as applicable, has filed with or otherwise furnished to the Securities Authorities all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the applicable Securities Laws, as the case may be (such documents and any other documents filed by the Company and each Company Subsidiary, as applicable, with the Securities Authorities, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company Securities Filings”), except where the failure to file (or furnish, as applicable) such Company Securities Filing would not, individually or in the aggregate, reasonably be expected to adversely affect the Company and the Company Subsidiaries, in any material respect. As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company Securities Filings (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of applicable Securities Laws, in each case as in effect on the date each such document was filed with or furnished to the Securities Authorities. As of the date hereof, except as disclosed in Section 4.5(a) of the Company Disclosure Letter, there are no material outstanding or unresolved comments received from the Securities Authorities with respect to any of the Company Securities Filings filed or furnished by the Company or any Company Subsidiary with the Securities Authorities and, as of the date hereof, to the knowledge of the Company, none of the Company Securities Filings is the subject of ongoing Securities Authorities review. The Company and each Company Subsidiary, as applicable, is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company Securities Filings (collectively, the “Company Financial Statements”) (i) were prepared in accordance with IFRS (as issued by the International Accounting Standards Board) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Securities Authorities rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

30

I-1988

(b)    None of the Company nor the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) (i) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and the Company Subsidiaries in their published financial statements or other Company Securities Filings or (ii) that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to the Company and the Company Subsidiaries.

(c)    Except as set forth on Section 4.5(c) of the Company Disclosure Letter, all non-IFRS financial information, including without limitation, funds from operations (FFO), core funds from operations (Core FFO), adjusted funds from operations (AFFO), earnings before interest, taxes, depreciation, and amortization (EBITDA), net operating income (NOI) net operating income margin (NOI Margin), debt, debt to gross real estate value ratio, and gross real estate value referenced or otherwise incorporated in the Company Securities Filings and any financial supplement, prospectus, offering memorandum, investor presentation or similar of the Company or any Company Subsidiary has been filed, furnished, presented and/or provided in accordance with applicable Law, except for such non-compliance as would not, individually or in the aggregate, adversely affect the Company and the Company Subsidiaries. All such non-IFRS financial information has been prepared in good faith, in accordance with accounting and reporting conventions generally used in the hospitality REIT sector and from data in the Company’s general accounting system. The Company’s independent audit firm has not provided any management letter or other comment or objection to the Company’s use of, reference to or inclusion of such non-IFRS financial information as so presented.

Section 4.6      Information Supplied. The Information Circular will not, at the time the Information Circular is first mailed to the Old NHT Unitholders, at the time of the Unitholders’ Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Circular, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company, NHT Intermediary, NHT Holdings or NHT OP with respect to statements made or incorporated by reference therein based on information supplied by NXDT, NXDT OP, NXDT Intermediary, NXDT Merger Sub or any of their Representatives specifically for inclusion (or incorporation by reference) in the Information Circular.

Section 4.7    Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since December 31, 2023 through the date hereof, (a) the Company, NHT Intermediary, NHT Holdings, NHT OP and the Company Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (c) except for regular quarterly cash dividends or other distributions on the Company Capital Shares or NHT OP Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or NHT OP Units.

31

I-1989

Section 4.8     Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by IFRS as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2023 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2023, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.9       Permits; Compliance with Laws.

(a)    The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    The Company and each of the Company Subsidiaries is, and since December 31, 2023, has been, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations is pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, trustee, officer or employee of the Company or any of the Company Subsidiaries, has (i) knowingly used any corporate or trust funds, as applicable, for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

32

I-1990

Section 4.10    Litigation. Except for shareholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, or as set forth in Section 4.10 of the Company Disclosure Letter, there is no suit, claim, action, investigation or proceeding which is against the Company or any Company Subsidiary (or any of their properties or assets) pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate (i) seeks material injunctive or other material non-monetary relief, or (ii) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of immediately prior to the date of this Agreement, there is no suit, claim, action, investigation or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.11    Employees

(a)     Neither the Company nor any of the Company Subsidiaries has any employees.

Section 4.12    Tax Matters.

(a)    Except as set forth on Section 4.12(a) of the Company Disclosure Letter, the Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns were correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of the Company or any Company Subsidiary (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with IFRS, and adequate reserves or accruals for Taxes have been provided in accordance with IFRS with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b)    To the knowledge of the Company, there are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.

33

I-1991

(c)    The Company (i) for all Taxable years from December 31, 2018 through December 31, 2024, has been organized and operated in conformity for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (“REIT”), (ii) has operated in such a manner so as to enable it to qualify as a REIT from January 1, 2023 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the Internal Revenue Service (“IRS”) to its status as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the knowledge of the Company, threatened in writing. Section 4.12(c) of the Company Disclosure Letter sets forth each Company Subsidiary and its classification for U.S. federal income Tax purposes as of the date hereof. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association Taxable as a corporation. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(1) of the Code (a “TRS”) as set forth on such schedule. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income Tax purposes (other than NexPoint Multifamily Capital Trust that was formed on November 12, 2013 but did not elect REIT status until January 1, 2019). Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(d)    Since January 1, 2018, the Company and the Company Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes (other than Transfer Taxes) that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2018, neither the Company nor any Company Subsidiary (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2018, neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest and redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(e)    There are no Tax Protection Agreements currently in force and no person has raised in writing, or to the Company’s knowledge threatened to raise, a claim against the Company or any of the Company Subsidiaries for any breach of any Tax Protection Agreement.

(f)    Except as set forth on Section 4.12(f) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of the Company, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, is not subject to a claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is subject to material taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling, requests for administrative relief, requests for technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (ix) is not the subject of any agreement with any Governmental Entity (including any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law)) with respect to Tax matters.

34

I-1992

(g)    The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all amounts required to be so withheld, and have paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws. The Company and the Company Subsidiaries have properly completed and timely filed all IRS Forms W-2 and 1099 required thereof.

(h)    The Company and the Company Subsidiaries are current on all sales and use Taxes owed to Governmental Entities, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i)     The Company has made available to NXDT copies of (i) all U.S. federal and other material income Tax Returns of the Company and the Company Subsidiaries relating to the Taxable periods ending since the Company’s Taxable year ending on December 31, 2020, and (ii) any audit report issued within the last four (4) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(j)     Neither the Company nor any Company Subsidiary (i) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or such Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(k)     Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(l)    Neither the Company nor any Company Subsidiary is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company and any Company Subsidiary and (ii) provisions in commercial contracts not primarily relating to Taxes.

(m)     Neither the Company nor any Company Subsidiary has participated in any Reportable Transactions.

(n)     Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution that was reported as or otherwise constituted a distribution to which Section 355 of the Code is applicable (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

35

I-1993

(o)    Neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by Contract or otherwise (other than pursuant to provisions in commercial contracts not primarily relating to Taxes).

(p)    Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing, (ii) prepaid amount received prior to the Closing; (iii) application of Section 263A of the Code (or any similar provision of state, local, or non-U.S. Laws); or (iv) income arising or accruing prior to the Closing Date and includible after the Closing Date under Code Section 951, 951A, 956 or 965 (including, for the avoidance of doubt, pursuant to an election pursuant to Code Sections 965(h)).

Section 4.13     Real Property.

(a)    Subject to the immediately succeeding sentence, Section 4.13(a) of the Company Disclosure Letter lists the common street address for all real property owned by the Company or any Company Subsidiary in fee as of the date hereof, and the Company Subsidiary owning such real property (such real property interests are, as the context may require, individually or collectively referred to as the “Owned Real Property”), including any Owned Real Property which is subject to a mortgage (as the context may require, individually or collectively, the “Mortgaged Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b)    Subject to the immediately succeeding sentence, Section 4.13(b) of the Company Disclosure Letter lists the common street address for all real property in which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold, sublease, or other occupancy interest, including a ground lease interest (as the context may require, individually or collectively, the “Company Leased Real Property”), each lease, sublease or other occupancy agreement, including each ground lease, for such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment, guaranty or any other agreement relating thereto (“Company Leases”) and the Company or the applicable Company Subsidiary holding such leasehold or sublease interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold, subleasehold or other occupancy interest as a lessee, sublessee or occupant in the Company Leased Real Property free and clear of all Liens except for Permitted Liens. True and complete copies of the Company Leases in effect as of the date of this Agreement have been made available to NXDT.

36

I-1994

(c)    Section 4.13(c)(i) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted operating expenses of the Company and the Company Subsidiaries through December 31, 2024 (the “Operating Expenses”), by Owned Real Property. Section 4.13(c)(ii) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted amount of all allowances (including tenant allowances), expenditures and fundings (other than those relating to Development Projects which are shown on the Development Expenditure Budget) (the “Capital Expenditures”) by Owned Real Property, budgeted to be funded annually through project completion by or on behalf of the Company or any Company Subsidiary, in each case, with respect to each project or line item, in excess of $250,000 or in an aggregate amount per Owned Real Property in excess of $250,000 (the “Capital Expenditure Budget”). Section 4.13(c)(iii) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted development expenses of the Company and the Company Subsidiaries through December 31, 2024 (the “Development Expenditures”), by Owned Real Property, in connection with renovations, construction projects, restorations, developments and redevelopments and any projects (collectively, the “Development Projects”), on, relating to or adjacent to any Owned Real Property in each case in an aggregate amount per Owned Real Property in excess of $250,000 per Development Project.

(d)    Section 4.13(d) of the Company Disclosure Letter, sets forth the amount of brokerage commissions or fees per Owned Real Property or Company Leased Real Property that are now due or which would reasonably be expected to become due from the Company or any Company Subsidiary with respect to any individual Company Space Lease as of the date hereof.

(e)    Neither the Company nor any Company Subsidiary has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Person other than the Company or a wholly-owned Company Subsidiary (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Company Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”).

(f)    Except as set forth in the Company Space Leases or in Section 4.13(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any material agreement pursuant to which a Person other than the Company or any wholly-owned Company Subsidiary manages or manages the development of any of the Owned Real Properties.

(g)    Except for the Company Material Contracts identified in Section 4.16(b)(viii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is bound by any unexpired option to purchase agreement, right of first refusal or first offer or any other right to purchase, lease, ground lease or otherwise acquire any interest in Owned Real Property or any portion thereof.

(h)    Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which the Company or any of the Company Subsidiaries manages, is a development manager of or is the leasing agent of any real properties for any third party. Section 4.13(h) of the Company Disclosure Letter sets forth all Management Agreements and other agreements that the Company or any Company Subsidiary is a party to pursuant to which a Person other than a Company Subsidiary manages the development or operation of any Owned Real Property or Company Leased Real Property or serves as a broker or leasing agent for any Owned Real Property or Company Leased Real Property that provide for payments in excess of $50,000 per annum. Section 4.13(h) of the Company Disclosure Letter sets forth all agreements to which the Company or any Company Subsidiary is a party related to the construction of any improvements on any Owned Real Property or Company Leased Real Property that provide for payments in excess of $50,000 per annum.

37

I-1995

(i)     There are no Transfer Rights with respect to any real property or person in favor of the Company or any Company Subsidiary. No Transfer Rights have been exercised by the Company or any Company Subsidiary since January 1, 2022. As of the date hereof, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any real property or Person, which transaction has not yet been consummated and (ii) no third party has exercised in writing any Transfer Right with respect to any Company Subsidiary or Owned Real Property, which transaction has not yet been consummated.

(j)     Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Owned Real Properties, Company Leased Real Properties or Mortgaged Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(k)     Other than as set forth in Section 4.13(k) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $250,000.

(l)     None of the Company or any of the Company Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Owned Real Property or Mortgaged Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(m)    Neither the Company nor any of the Company Subsidiaries are the holders, owners or beneficiaries of any mortgage note or other Indebtedness secured by real property payable by a Person other than a wholly-owned Company Subsidiary.

Section 4.14     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as disclosed in the environmental reports provided to NXDT and as disclosed in Section 4.14 of the Company Disclosure Letter:

(a)     (i) The Company and each Company Subsidiary are and have been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and at all times during the Company’s and each Company Subsidiary’s ownership or operation of any Owned Real Property, such Owned Real Property or Company Leased Real Property has been (and with respect to former Subsidiaries of the Company and properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company, to the knowledge of the Company or any Company Subsidiary, was during the period owned, leased or operated by any of them) in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits); (ii) there are no administrative or judicial proceedings relating to Environmental Laws pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary any Owned Real Property or Company Leased Real Property, or, to the knowledge of the Company, any properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company; (iii) neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in any case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Company, no such notice, demand or claim has been threatened; and (iv) each Environmental Permit required of the Company, any Company Subsidiary, and any Owned Real Property or Company Leased Real Property is valid and in effect and the renewal of such Environmental Permit has been timely re-applied for.

38

I-1996

(b)    (i) Neither the Company nor any Company Subsidiary has received any written notice, demand or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Substances; (ii) Hazardous Substances are not present in, at, on or under any of the Owned Real Property or Company Leased Real Property, either as a result of the operations of the Company or any Company Subsidiary or otherwise, and to the knowledge of the Company are not present in, at, on or under any other real property for which the Company or any Company Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary; and (iii) there are, to the knowledge of the Company, no wetlands (as that term is defined under Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1344, and all implementing regulations) at any Owned Real Property or Company Leased Real Property, nor is any Owned Real Property or Company Leased Real Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record.

Section 4.15     Intellectual Property.

(a)    Section 4.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Patents, registered marks and registered Copyrights that are owned by the Company and the Company Subsidiaries (“Registered Company Intellectual Property Assets”).

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, and Trade Secrets (the “Intellectual Property Rights”) used by the Company or any Company Subsidiary in, and that are material to, the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), (ii) neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property Rights. To the knowledge of the Company, no other Person has infringed any Company Intellectual Property Rights in the 12 months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (iii) all Registered Company Intellectual Property Assets have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable, except for issuances, registrations or applications that the Company or the Company Subsidiaries, as applicable, has permitted to expire or has cancelled or abandoned in its reasonable business judgment.

39

I-1997

(c)    To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other Person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property Rights of any other Person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    The Company and the Company Subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information; (i) no Company Protected Information has been disclosed by the Company or the Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (ii) the Company and the Company Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iii) the Company and the Company Subsidiaries (and, to the Company’s knowledge, as of the date hereof, the applicable management companies) have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; (iv) the franchisors have at all times complied (and, to the Company’s knowledge, as of the date hereof, the applicable management companies are in compliance) with all privacy, security, or data protection Laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (v) none of the Company or the Company Subsidiaries have been (nor, to the Company’s knowledge, as of the date hereof, the applicable management companies are not) under investigation by any Governmental Entity concerning any privacy, security or data protection Laws.

Section 4.16      Contracts.

(a)     All Contracts, including amendments thereto, required to be filed with the Securities Authorities on or after January 1, 2020, pursuant to Securities Laws have been filed. All such filed Contracts will be deemed to have been made available to NXDT.

(b)     Other than the Contracts described in Section 4.16(a), Section 4.16(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject that:

(i)     is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract with a third party;

(ii)    is a Management Agreement;

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I-1998

(iii)     is a Material Company Lease;

(iv)     is a Material Company Space Lease;

(v)      is a franchise, agency, sales promotion, market research, marketing consulting or advertising Contract;

(vi)     contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage;

(vii)    evidences Indebtedness for borrowed money or any capitalized lease obligations and other Indebtedness to any Person, (A) in excess of $100,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured or (B) secured by Owned Real Property (such Contracts, the “Existing Loan Documents”);

(viii)    provides for the purchase, sale, assignment, ground leasing or disposition of or a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by merger, purchase or sale of assets or stock or otherwise, directly or indirectly, any (A) real property (including any Owned Real Property or any portion thereof) or equity interests of any Person or (B) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $200,000;

(ix)     except for any capital contribution requirements as set forth in the Organizational Documents of any Person set forth in Section 4.17(b)(ix) of the Company Disclosure Letter, or with respect to any Development Project, (A) requires the Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Company Subsidiary or other Person in excess of $100,000 or (B) evidences a loan (whether secured or unsecured) made to, or on behalf of, any other Person in excess of $100,000;

(x)     relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $250,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(xi)     with any current executive officer, director or trustee of the Company, as applicable, or any of the Company Subsidiaries, any shareholder of the Company beneficially owning 5% or more of outstanding Company Capital Shares or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing

(xii)     constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a holding transaction;

(xiii)    is a severance, or change of control agreement or provides for indemnification or holding harmless of any officer, manager, director, trustee or employee, or is an employment, staffing, independent contractor, professional employer organization, staffing company, temporary employment agency, or leased employee agreement or arrangement, or any collective bargaining agreement;

41

I-1999

(xiv)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, with a value in excess of $100,000; or

(xv)     governs the formation, creation, governance, economics or control of any joint venture, partnership, strategic alliance or other similar arrangement (or sets forth the materials terms thereof) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries; or

(xvi)     is not described in clauses (i) through (xiv) above and calls for or guarantees (A) aggregate payments by the Company and the Company Subsidiaries of more than $500,000 over the remaining term of such Contract or (B) annual aggregate payments by the Company and the Company Subsidiaries of more than $100,000.

Each Contract of a type described in clauses (a) and (b) of this Section 4.16 is referred to in this Agreement as a “Company Material Contract.” The Company has made available to NXDT true and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto.

(c)    (i) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, subject to the Bankruptcy and Equity Exception, except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect.

Section 4.17     Insurance.

(a)    Section 4.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of the material insurance policies held by, or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any Company Subsidiary is in breach of or default under any of such insurance policies.

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I-2000

(b)    Except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect, since December 31, 2023, neither the Company nor the Company Subsidiaries have received written communication notifying it of any (i) termination or cancellation or denial of coverage with respect to any insurance policy, (ii) failure to renew any such insurance policy, (iii) refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder or (iv) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company. As of the date hereof, there is no pending material claim by the Company or the Company Subsidiaries against any insurance carrier under any insurance policy held by the Company or the Company Subsidiaries.

(c)    Except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect, the Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (i) as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance) and (ii) that the Company and the Company Subsidiaries believe are adequate for the operation of their businesses and the protection of their assets.

Section 4.18    Fairness Opinion. The Old NHT Board has received from Doane Grant Thornton LLP (“Doane Grant Thornton”) a written opinion (or oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications and assumptions set forth therein, the Merger Consideration to be received by the Public Old NHT Unitholders pursuant to this Agreement is fair, from a financial point of view to such holders. A signed copy of such opinion shall be made available to NXDT as soon as practicable after receipt thereof by Old NHT, for information purposes only.

Section 4.19    Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby including the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share acquisition,” “fair price,” “affiliate transaction,” “business combination,” or other similar takeover Laws and regulations enacted under the DGCL or the DLLCA (collectively, “Takeover Statutes”). The Company is not party to any shareholder rights plan, “poison pill,” antitakeover plan or similar agreement or device.

Section 4.20     Vote Required. A simple majority of the votes cast by Public Old NHT Unitholders present in person or represented by proxy at the Unitholders’ Meeting and a special resolution of the Old NHT Unitholders, being the affirmative vote of the holders of more than 66⅔% of the Old NHT Units present in person or represented by proxy at the Unitholders’ Meeting, are the only votes required of the holders of any shares of stock or other equity securities of Old NHT to approve the Reorganization, the Company Merger and the other transactions contemplated by this Agreement (the “Requisite Vote”). Other than the NHT OP Approval (which has been obtained), no vote or consent of the holders of any NHT OP Units is necessary to approve the Operating Partnership Merger, the Company Merger or the other transactions contemplated by this Agreement and no dissenters or appraisal rights will be available to any holder of NHT OP Units.

Section 4.21     Brokers. Except for the fees and expenses payable to Doane Grant Thornton, no broker, finder, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers. The Company has made available to NXDT a true and complete copy of the engagement letter between Old NHT and Doane Grant Thornton, relating to the transactions contemplated by this Agreement, which letter discloses all fees payable thereunder.

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I-2001

Section 4.22    Related Party Transactions. Except as set forth in the Company Securities Filings filed or furnished with the Securities Authorities through and including the date of this Agreement, from January 1, 2024 through the date of this Agreement, there have been no transactions or Contracts between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Canadian Law.

Section 4.23    No Other Representations. The Company, NHT Intermediary, NHT Holdings, and NHT OP acknowledge that neither NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub nor any Person on behalf of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub makes, and neither the Company, NHT Intermediary, NHT Holdings nor NHT OP has relied on, and hereby disclaims, any express or implied representation or warranty with respect to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or their respective businesses or with respect to the accuracy or completeness of any other information provided to the Company in connection with the transactions contemplated by this Agreement, other than the representations and warranties contained in Article V or any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, the Company, NHT Intermediary, NHT Holdings and NHT OP acknowledge and agree that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article V or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub nor any other Person shall have or be subject to any liability or other obligation to the Company, NHT Intermediary, NHT Holdings, NHT OP or their Representatives or affiliates or any other Person resulting from the Company’s, NHT Intermediary’s, NHT Holdings’, NHT OP’s or their Representatives’ or affiliates’ use of any information, documents or other material made available to the Company, NHT Intermediary, NHT Holdings, NHT OP or its Representatives or affiliates.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF NXDT, NXDT INTERMEDIARY, NXDT OP AND NXDT MERGER SUB

Except as (i) disclosed in the separate disclosure letter which has been delivered by NXDT to the Company in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “NXDT Disclosure Letter”) or (ii) set forth in any of NXDT’s filings with the Securities Authorities and other public disclosure documents of NXDT that are publicly available at least five Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosure of information, factors or risks that are predictive, cautionary or forward-looking in nature) NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub hereby jointly and severally represent and warrant to the Company, NHT Intermediary, NHT Holdings and NHT OP as follows:

Section 5.1      Organization and Qualification; Subsidiaries.

(a)    NXDT is a statutory trust duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT Intermediary is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub has requisite statutory trust or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

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I-2002

(b)    NXDT has made available to the Company true and complete copies of the certificate of trust of NXDT, the declaration of trust of NXDT, the bylaws of NXDT, the certificate of formation of NXDT Intermediary, NXDT Intermediary LLC Agreement, the certificate of limited partnership of NXDT OP, the NXDT OP LP Agreement, the certificate of formation of NXDT Merger Sub and NXDT Merger Sub LLC Agreement. Each of the certificate of trust of NXDT, the declaration of trust of NXDT, the bylaws of NXDT, the certificate of formation of NXDT Intermediary, the NXDT Intermediary LLC Agreement, the certificate of limited partnership of NXDT OP, the NXDT OP LP Agreement, the certificate of formation of NXDT Merger Sub and the NXDT Merger Sub LLC Agreement was duly adopted and is in full force and effect, and neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub is in violation of any of the provisions of such documents.

(c)    NXDT Intermediary was formed solely for the purpose of engaging in transactions contemplated by this Agreement, and NXDT Intermediary has conducted no business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(d)    NXDT Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and NXDT Merger Sub has conducted no business prior to the date hereof and has no, and prior to the Operating Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

Section 5.2      Capitalization.

(a)    NXDT is authorized to issue an unlimited number of shares of beneficial interest, in multiple classes and series thereof. NXDT’s authorized shares of beneficial interest consist of an unlimited number of NXDT Common Shares and an unlimited number of preferred shares, par value $0.001 per share. The NXDT Board has designated a series of up to 4,800,000 preferred shares as the Series A Preferred Shares. As of November 8, 2024 (the “NXDT Capitalization Date”), (i) 41,924,881.62 NXDT Common Shares were issued and outstanding; and (ii) 3,359,593 Series A Preferred Shares were issued and outstanding; all of which were duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.2(a) of the NXDT Disclosure Letter, none of the outstanding NXDT Common Shares or Series A Preferred Shares are subject to any right of first refusal in favor of NXDT or any of its Subsidiaries.

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I-2003

(b)    As of the date hereof, except as disclosed in Section 5.2(b) of the NXDT Disclosure Letter and as provided in Section 5.2(a) or Section 5.2(e), there are no (i) outstanding securities of NXDT or any of its Subsidiaries convertible into or exchangeable for one or more shares of stock of, or other equity or voting interests in, NXDT or any of its Subsidiaries, (ii) options, warrants or other rights or securities issued or granted by the NXDT or any of its Subsidiaries relating to or based on the value of the equity securities of NXDT or any of its Subsidiaries, (iii) Contracts that are binding on NXDT or any of its Subsidiaries that obligate the NXDT or any of its Subsidiaries to issue, acquire, sell, redeem, exchange or convert any stock of, or other equity interests in, NXDT or any of its Subsidiaries, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the NXDT or any of its Subsidiaries that are linked to the value of the NXDT Common Shares or Series A Preferred Shares. Since the close of business on the NXDT Capitalization Date through the date hereof, no NXDT Common Shares, Series A Preferred Shares or other equity securities of NXDT or any of its Subsidiaries have been issued or granted. Except as set forth in Section 5.2(b) of the NXDT Disclosure Letter, NXDT has not exempted any Person from the “Aggregate Share Ownership Limit” or “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in NXDT’s declaration of trust, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of NXDT or any of its Subsidiaries having the right to vote on any matters on which holders of stock or other equity interests of NXDT or any of its Subsidiaries may vote.

(c)    Except for transfer restrictions in the Organizational Documents of NXDT or any of its Subsidiaries, or as set forth in Section 5.2(c) of the NXDT Disclosure Letter, neither NXDT nor any of its Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of NXDT or any of its Subsidiaries. To NXDT’s knowledge, there are no third-party agreements or understandings with respect to the voting of any such shares of capital stock or voting securities or equity interests.

(d)    NXDT is the indirect owner of all of the equity interests of the sole general partner of NXDT OP. As of the NXDT Capitalization Date, 2,000 limited partnership interests of NXDT OP and no Vested NXDT OP Profits Interest Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights. As of the date hereof, all limited partnership interests of NXDT OP are held by NXDT. As of the date hereof, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate NXDT OP to issue, transfer or sell any partnership interests in NXDT OP or any securities convertible into or exchangeable for any partnership interests in NXDT OP. There are no outstanding contractual obligations of NXDT OP to issue, repurchase, redeem or otherwise acquire any partnership interests in NXDT OP.

(e)    All Unvested NXDT OP Profit Interest Units will be, when vested, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, right of repurchase, right of participation or any similar right. As of the NXDT Capitalization Date, no Unvested NXDT OP Profit Interest Units have been granted.

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I-2004

Section 5.3      Authority.

(a)    NXDT has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT and the consummation by NXDT of the transactions contemplated hereby have been duly authorized and, other than the filing of the Company Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT of this Agreement or the consummation of the transactions contemplated hereby by NXDT. This Agreement has been duly executed and delivered by NXDT and (assuming the due authorization, execution and delivery of this Agreement by each of the Company, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT enforceable against NXDT in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    NXDT Intermediary has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT Intermediary and the consummation by NXDT Intermediary of the transactions contemplated hereby have been duly authorized and, other than the filing of the Company Merger Certificate, Intermediary Merger Certificate and Holdings Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT Intermediary of this Agreement or the consummation of the transactions contemplated hereby by NXDT Intermediary. This Agreement has been duly executed and delivered by NXDT Intermediary and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT Intermediary enforceable against NXDT Intermediary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)    NXDT OP has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT OP and the consummation by NXDT OP of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NXDT OP and the sole general partner of NXDT OP and no additional proceedings on the part of NXDT OP are necessary to authorize the execution, delivery and performance by NXDT OP of this Agreement or the consummation of the transactions contemplated hereby by NXDT OP. This Agreement has been duly executed and delivered by NXDT OP and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT OP enforceable against NXDT OP in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d)    NXDT Merger Sub has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT Merger Sub and the consummation by NXDT Merger Sub of the transactions contemplated hereby have been duly authorized and, other than the filing of the Operating Partnership Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT Merger Sub of this Agreement or the consummation of the transactions contemplated hereby by NXDT Merger Sub. This Agreement has been duly executed and delivered by NXDT Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT Merger Sub enforceable against NXDT Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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I-2005

(e)    The NXDT Board has (i) approved and declared advisable the Mergers and the other transactions contemplated by this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation by NXDT of the transactions contemplated hereby, including the Mergers, in each case by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to NXDT.

Section 5.4       No Conflict; Required Filings and Consents.

(a)    None of the execution, delivery or performance of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or the consummation by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the declaration of trust or bylaws of NXDT, NXDT Intermediary LLC Agreement, NXDT OP LP Agreement or NXDT Merger Sub LLC Agreement, as applicable or (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) have been obtained and all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, or any of their respective properties or assets, except, with respect to clause (ii) as would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

(b)    None of the execution, delivery or performance of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or the consummation by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, other than (i) the filing of the Company Merger Certificate with the DSOS, (ii) the filing of the Intermediary Merger Certificate with the DSOS, (iii) the filing of the Holdings Merger Certificate with the DSOS, (iv) the filing of the Operating Partnership Merger Certificate with the DSOS, (v) compliance with, and such filings as may be required under, Environmental Laws, (vi) compliance with the applicable requirements of the Exchange Act, (vii) compliance with any applicable federal or state securities or “blue sky” Laws, (viii) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of NXDT or any of its affiliates, (ix) such filings as may be required in connection with the payment of any transfer and gain Taxes, (x) the filing of such documents as may be required to be filed with any Government Entity to accomplish the registration of the NXDT Common Shares constituting the Merger Consideration under the Securities Act, and (xi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.5     Shareholder Vote. No shareholder or equityholder vote of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub is required to approve this Agreement or to authorize NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub to or to consummate the Mergers other than as has already been obtained.

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I-2006

Section 5.6     Shareholder Rights Plan. As of the date of this Agreement, there is no shareholder rights plan (or similar plan commonly referred to as a “poison pill”) under which NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub is or may become obligated to sell or otherwise issue any shares in the capital of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, or any securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub.

Section 5.7       Securities Filings, Financial Statements.

(a)    All documents required to have been filed or furnished by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub with the Securities Authorities since January 1, 2022 have been so filed or furnished on a timely basis, including any certification or statement required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act (and Section 302 of the Sarbanes-Oxley Act) and (ii) Section 906 of the Sarbanes-Oxley Act.

(b)    As of the time it was filed with or furnished to the Securities Authorities (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of any disclosure document of NXDT (the “NXDT Disclosure Document”) that is a registration statement or prospectus filed pursuant to the requirements of the U.S. Securities Act or applicable Securities Laws, as of the effective date of such NXDT Disclosure Document): (A) each NXDT Disclosure Document complied in all material respects with the applicable requirements of the U.S. Securities Act or the Exchange Act (as the case may be); and (B) no NXDT Disclosure Documents contained any untrue statement of material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)    The financial statements (including any related notes) of NXDT contained in the NXDT Disclosure Documents filed on or after January 1, 2022: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the applicable period covered (except (A) as may be indicated therein or in the notes thereto, (B) with respect to unaudited statements, as permitted by the Securities Authorities, and (C) in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto); and (iii) present fairly, in all material respects, the financial condition of NXDT and its consolidated subsidiaries as of the respective dates thereof and the results of operations and cash flows of NXDT and its subsidiaries for the periods covered thereby.

Section 5.8     Absence of Certain Changes. Except as otherwise contemplated by this Agreement or as publicly disclosed, since December 31, 2023 through the date hereof, (a) NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a NXDT Material Adverse Effect and (c) except for regular quarterly dividends or other distributions on securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub.

49

I-2007

Section 5.9      Undisclosed Liabilities. None of NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheets of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub as of December 31, 2023 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2023, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.10    Cash Available. NXDT has or will have at the Company Merger Effective Time sufficient cash available to enable it to satisfy the Merger Consideration payable in accordance with Section 3.1(c) and the terms of this Agreement. NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub expressly acknowledge and agree that their obligations under this Agreement are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 5.11     Information Supplied. None of the information supplied or to be supplied by NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or any of their Representatives specifically for inclusion (or incorporation by reference) in the Information Circular will, at the time the Information Circular is first mailed to the Old NHT Unitholders or at the time of the Unitholders’ Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub with respect to (and nothing in this Section 5.11 shall apply to) statements made (or incorporated by reference) in the Information Circular based on information supplied by or on behalf of the Company or any of the Company Subsidiaries.

Section 5.12     Litigation. Except for shareholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no suit, claim, action, investigation or proceeding which is against NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub (or any of their properties or assets) pending or, to the knowledge of NXDT, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a NXDT Material Adverse Effect. Neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.13    Takeover Statutes. NXDT has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any Takeover Statutes.

Section 5.14    Brokers. Neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s, finder’s or other similar fee or commission in connection with the Mergers.

Section 5.15    Tax Classification. For U.S. federal income tax purposes, (i) NXDT is classified as a REIT, and (ii) NXDT Intermediary, NXDT OP and NXDT Merger Sub are each disregarded as an entity separate from NXDT pursuant to Treasury Regulations Section 301.7701-3(b)(1)(ii), and no election has been made or is pending to change either such classification.

50

I-2008

Section 5.16    Tax Matters.

(a)    Except as set forth on Section 5.16(a) of the NXDT Disclosure Letter, NXDT and each of its Subsidiaries has timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns were correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of NXDT or any of its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b)     To the knowledge of NXDT, there are no Liens for Taxes (other than Permitted Liens) on any assets of NXDT or any of its Subsidiaries.

(c)    NXDT (i) for all Taxable years from December 31, 2021 through December 31, 2024, has been organized and operated in conformity for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (“REIT”), (ii) has operated in such a manner so as to enable it to qualify as a REIT from January 1, 2023 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the Internal Revenue Service (“IRS”) to its status as a REIT, and no challenge to NXDT’s status or qualification as a REIT is pending or, to the knowledge of NXDT, threatened in writing.

(d)    Since January 1, 2021, NXDT and its Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes (other than Transfer Taxes) that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2021, neither NXDT nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2021, neither NXDT nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest and redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of NXDT, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the NXDT or any of its Subsidiaries.

(e)    There are no Tax Protection Agreements currently in force and no person has raised in writing, or to NXDT’s knowledge threatened to raise, a claim against NXDT or any of its Subsidiaries for any breach of any Tax Protection Agreement.

51

I-2009

(f)    Except as set forth on Section 5.16(f) of the Company Disclosure Letter, each of NXDT and its Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of NXDT, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of NXDT, is not subject to a claim by a Governmental Entity in a jurisdiction where NXDT or such of its Subsidiaries does not file Tax Returns that NXDT or such of its Subsidiaries is subject to material taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling, requests for administrative relief, requests for technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (ix) is not the subject of any agreement with any Governmental Entity (including any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law)) with respect to Tax matters.

(g)    NXDT and its Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all amounts required to be so withheld, and have paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws. NXDT and its Subsidiaries have properly completed and timely filed all IRS Forms W-2 and 1099 required thereof.

(h)    NXDT and its Subsidiaries are current on all sales and use Taxes owed to Governmental Entities, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i)     Neither NXDT nor any of its Subsidiaries has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(j)     Neither NXDT nor any of its Subsidiaries is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between NXDT and any of its Subsidiaries and (ii) provisions in commercial contracts not primarily relating to Taxes.

(k)     Neither NXDT nor any of its Subsidiaries has participated in any Reportable Transactions.

(l)     Neither NXDT nor any of its Subsidiaries: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than NXDT or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by Contract or otherwise (other than pursuant to provisions in commercial contracts not primarily relating to Taxes).

52

I-2010

Section 5.17    Ownership of Old NHT Units. As of the date hereof, NXDT and its Subsidiaries beneficially owned, directly or indirectly, or exercised control or direction over, 15,747,388 Old NHT Units.

Section 5.18   No Other Representations. NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub acknowledge that neither the Company, NHT Intermediary, NHT Holdings, NHT OP nor any Person on behalf of the Company, NHT Intermediary, NHT Holdings, and NHT OP makes, and neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has relied on, and hereby disclaims, any express or implied representation or warranty with respect to the Company, NHT Intermediary, NHT Holdings or NHT OP or their respective businesses or with respect to the accuracy or completeness of any other information provided to NXDT in connection with the transactions contemplated by this Agreement, other than the representations and warranties contained in Article IV or any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub acknowledge and agree that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article IV or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither The Company, NHT Intermediary, NHT Holdings, NHT OP nor any other Person shall have or be subject to any liability or other obligation to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or their Representatives or affiliates or any other Person resulting from NXDT’s, NXDT Intermediary’s, NXDT OP’s, NXDT Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents or other material made available to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or its Representatives or affiliates.

ARTICLE VI
COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Business by the Company Pending the Mergers. During the period from the date of this Agreement to the earlier of the Operating Partnership Merger Effective Time and the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), unless NXDT otherwise consents (such agreement not to be unreasonably withheld, conditioned or delayed) in writing, or except as set forth in Section 6.1 of the Company Disclosure Letter, or as is otherwise expressly contemplated or permitted by this Agreement or as is otherwise required by applicable Law or Governmental Entity, the Company shall, and shall cause each Company Subsidiary to use commercially reasonable efforts (i) to carry on their respective businesses, in all material respects, in the ordinary course of business in a manner consistent with past practice, (ii) to maintain and preserve substantially intact their respective current business organizations, except to the extent necessary to consummate the Reorganization, (iii) to retain the services of their respective current officers and key employees, other than as previously disclosed to NXDT, (iv) to preserve their goodwill and relationships with tenants and others having business dealings with them and (v) to preserve their assets and properties in good repair and condition (normal wear and tear and casualty excepted), provided, that any decision, determination, or action to be made or taken (or not taken) in connection with the conduct of the Company during the Interim Period by the Old NHT Board shall be made or taken (or not taken) at the direction of the Special Committee.

53

I-2011

Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, and the Company shall cause each Company Subsidiary not to, unless NXDT otherwise consents (such agreement not to be unreasonably withheld, conditioned or delayed) in writing, or except as set forth in Section 6.1 of the Company Disclosure Letter, or as is otherwise expressly contemplated or permitted by this Agreement or as is otherwise required by applicable Law or Governmental Entity, (provided, that any decision, determination, or action to be made or taken (or not taken) in connection with the conduct of the Company during the Interim Period by the Old NHT Board shall be made or taken (or not taken) at the direction of the Special Committee):

(a)     (i) amend or propose to amend or otherwise alter the Declaration of Trust (except as necessary to consummate the Reorganization or to extend the time period within which Old NHT must hold its annual meeting of Old NHT Unitholders), Company Charter, Company Bylaws, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement, the NHT OP LLC Agreement or similar Organizational Documents of the Company or NHT OP or (ii) amend or propose to amend the Organizational Documents of any other Company Subsidiary, in each case, except as necessary to consummate the Reorganization or to remove or replace officers as previously disclosed to NXDT;

(b)    except as necessary to consummate the Reorganization, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class, partnership interests or any equity equivalents (including any share options or share appreciation rights and any preferred shares) or any other securities convertible into or exchangeable for any shares, partnership interests or any equity equivalents (including any share options or share appreciation rights), except for the issuance or sale of (x) Company Capital Shares (i) pursuant to the vesting of Deferred Units issued on the date hereof and disclosed in Section 4.2(f) of the Company Disclosure Letter or (ii) issuable upon exchange or redemption of NHT OP Units in accordance with the terms of the NHT OP LLC Agreement; or (y) NHT OP Units pursuant to the vesting of Unvested Profit Interest Units outstanding on the date hereof and disclosed in Section 4.2(f) of the Company Disclosure Letter;

(c)    (i) split, combine or reclassify any of their respective share, partnership interests or other equity interests; (ii) except (A) as permitted pursuant to Section 6.11, (B)(1) for the payment of dividends or other distributions declared prior to the date of this Agreement and (2) for the declaration and payment of dividends or distributions in the minimum amount required for the Company to (i) maintain the Company’s qualification for taxation as a REIT under the Code and (ii) avoid or reduce the payment of income or excise Tax (including under Sections 857 or 4981 of the Code) or any other entity-level Tax (such dividend, a “Special Pre-Closing REIT Dividend”), (B) in transactions between the Company and one or more wholly-owned Company Subsidiaries or solely between wholly-owned Company Subsidiaries or (C) for distributions by any Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company to the extent expressly required by the Organizational Documents of such Company Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective stock, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any shares of their respective stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii), (A) as may be required by the Declaration of Trust, Company Charter or the NHT OP LLC Agreement or (B) for the withholding of Deferred Units or acquisition of Deferred Units, in each case, in satisfaction of Tax withholding obligations or in payment of the applicable exercise price in accordance with the terms of the applicable Old NHT Equity Plan; or (iv) enter into any Contract with respect to the voting or registration of any share of stock or equity interest of the Company or any Company Subsidiary;

54

I-2012

(d)    authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization, except as necessary to consummate the Reorganization;

(e)    (i) incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except (A) for borrowings and guarantees under the Company’s or any of the Company Subsidiaries’ Existing Loan Documents in the ordinary course of business consistent with past practice or (B) in connection with transactions permitted pursuant to Section 6.1(j), (ii) prepay, refinance or amend any Indebtedness, except for (A) repayments under the Company’s existing credit facilities in the ordinary course of business consistent with past practice, and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) except as set forth on Section 6.1(e) of the Company Disclosure Letter, make loans, advances or capital contributions to or investments in any Person (other than Capital Expenditures or Development Expenditures permitted pursuant to Section 6.1(p), in each case, in the ordinary course of business consistent with past practice);

(f)    create or suffer to exist any Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(g)    except as required by applicable Law, or as previously disclosed to NXDT, (i) enter into or adopt any employee benefit plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their employees or directors or trustees, (iii)  increase in any manner the compensation or fringe benefits of any employee, officer or director or trustee, (iv) grant to any officer, director or trustee or employee the right to receive any severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement (including, but not limited to, the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, long-term incentive plan units under the Old NHT Equity Plan or otherwise), (vii) hire any new employee, (viii) take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement, (ix) terminate the employment of any employee, other than for “cause” or (x) enter into a collective bargaining agreement;

(h)    (i) other than in the ordinary course of business, or as disclosed in Section 6.1(h) of the Company Disclosure Letter, sell, mortgage, transfer, assign, ground lease, dispose of, pledge or encumber any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary or (ii) except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 6.1(e), or as disclosed in Section 6.1(h) of the Company Disclosure Letter, sell, mortgage, transfer, ground lease, dispose of, pledge or encumber any real property (including Owned Real Property), except, in the case of each of clauses (i) and (ii), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business or Permitted Liens.

55

I-2013

(i)    except as may be required as a result of a change in Law or in GAAP or IFRS, as applicable, or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), make any material change in any financial accounting policies or financial accounting procedures that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of the Company Subsidiaries or fail to maintain all financial books and records in all material respects in accordance with GAAP or IFRS, as applicable, or make any material change in the format or content of, or the method of reporting non-IFRS financial information in, any Company Securities Filings or any other periodic report, including earnings supplements, whether or not filed with or furnished to Securities Authorities;

(j)    acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice for consideration that does not exceed $250,000 individually or in the aggregate; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary will be permitted to make payments under existing Contracts and such payments shall not contribute towards the $250,000 threshold;

(k)    except in each case if the Company determines, after prior consultation with NXDT, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, TRS or QRS for U.S. federal Tax purposes, (i) incur any Taxes outside of the ordinary course of business, (ii) file any Tax Return inconsistent with past practice, (iii) amend any income or other material Tax Return, (iv) make inconsistent with past practice, revoke or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement will preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (v) settle or compromise any material Tax claim or assessment by any Governmental Entity, (vi) change any material accounting method with respect to Taxes, (vii) enter into any agreement with respect to any Tax or Tax Returns of the Company or any Company Subsidiary (including a closing agreement) with a Taxing authority, (viii) surrender any right to claim a refund of a material amount of Taxes or (ix) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(l)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Company to fail to qualify as a REIT;

(m)    waive, release, assign, settle or compromise any claim, suit or proceeding against the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary would be financially responsible) (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing solely for payment of monetary damages less than $100,000 individually, or $250,000 in the aggregate, provided, however, that notwithstanding the foregoing, payments under the Company or any Company Subsidiaries insurance policies are permitted and shall not count towards the financial thresholds or (ii) claims, suits or proceedings arising from the ordinary course of operations of the Company involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event will the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 6.7(c) (for the avoidance of doubt, this Section 6.1(m) will not apply to any claim, suit or proceeding with respect to Taxes);

56

I-2014

(n)     enter into any new line of business;

(o)    (i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Material Contract or (ii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(p)    make, enter into any Contract for, or otherwise commit to, any Capital Expenditures or Development Expenditures on, relating to or adjacent to any Owned Real Property; provided, however, that notwithstanding the foregoing, but subject to the provisions of Section 6.1(o), the Company and any Company Subsidiary will be permitted to make, enter into Contracts for or otherwise commit to: (i) Capital Expenditures and Development Expenditures as required by Law, (ii) emergency Capital Expenditures and Development Expenditures to repair any casualty losses in an amount up to $250,000, (iii) Capital Expenditures in the Capital Expenditure Budget and (iv) Development Expenditures in the Development Expenditure Budget, and to make payments under existing Contracts which payments shall not contribute towards the $250,000 threshold;

(q)    (i) initiate or consent to any material zoning reclassification of any Owned Real Property or any material change to any approved site plan (in each case, that is material to such Owned Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Owned Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(r)    fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Owned Real Properties);

(s)    enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; and

(t)     authorize or enter into any Contract or arrangement to do any of the actions described in Section 6.1(a) through Section 6.1(s).

Nothing contained in this Agreement will give NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, directly or indirectly, the right to control or direct the operations of the Company, NHT OP or any other Company Subsidiary prior to the Company Merger Effective Time, the Intermediary Merger Effective Time, the Holdings Merger Effective Time or the Operating Partnership Merger Effective Time, as applicable (it being acknowledged that prior to the Company Merger Effective Time, Intermediary Merger Effective Time, Holdings Merger Effective Time or the Operating Partnership Merger Effective Time, as applicable, the Company, NHT OP and the other Company Subsidiaries, as applicable, will exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations).

57

I-2015

Section 6.2      Access to Information.

(a)    During the Interim Period, the Company shall, and shall cause each Company Subsidiary to, (i) give NXDT and its authorized Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; (ii) permit such inspections as NXDT may reasonably require solely for purposes of furthering the transactions contemplated by this Agreement and promptly furnish NXDT with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as NXDT may reasonably request; and (iii) facilitate reasonable access to all Owned Real Property in order to prepare or cause to be prepared (at NXDT’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Owned Real Property that NXDT deems to be reasonably necessary; provided that all such access will be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; provided, further, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would be reasonably likely to (A) result in a risk of loss or waiver of attorney-client privilege, attorney work product or other legal privilege or (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (A) or (B)). No investigation under this Section 6.2(a) or otherwise will affect the representations, warranties, covenants or agreements of the Company, NHT Intermediary, NHT Holdings or NHT OP or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the rights or remedies available hereunder.

(b)    NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub shall hold and shall cause their authorized Representatives to hold in confidence all documents and information concerning the Company and the Company Subsidiaries made available to them or their Representatives by the Company, NHT OP or their Representatives in connection with the Mergers and the other transactions contemplated by this Agreement.

Section 6.3    Reorganization. As soon as practicable after the date of this agreement, Old NHT shall hold the Unitholders’ Meeting. If the Reorganization, Company Merger and this Agreement are approved by the Old NHT Unitholders with the Requisite Vote, Old NHT shall cause the Reorganization to occur immediately prior to the consummation of the Mergers as follows:

(a)    Prior to the consummation of the Reorganization, Old NHT shall cause New NHT to be formed as a Delaware corporation with the Company Charter and Company Bylaws as its governing documents.

(b)    Each of the Old NHT Unitholders shall elect to either (i) contribute all equity interests of Old NHT held by any such unitholder to New NHT in exchange for corresponding equity interests of New NHT (all such contributions collectively, the “Contributions”), or (ii) redeem all equity interests held by any such unitholder for an amount of cash per unit equal to $0.36 per Old NHT Unit (each, a “Redemption” and, collectively, the “Redemptions”).

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(c)    To the extent that, at the Reorganization Effective Time, Old NHT does not have sufficient cash on hand to satisfy the Redemptions, NXDT agrees to provide funding to Old NHT on the terms of the Commitment Letter, such that the Redemptions are fully satisfied.

(d)    NXDT agrees to elect, and cause its Subsidiaries to elect, to contribute all equity interests they own, or exercise control or direction over, in Old NHT to New NHT in exchange for New NHT Shares.

(e)    Immediately following the effective time of the Contribution and Redemptions, New NHT shall cause the Liquidation to occur, with all of Old NHT’s assets and liabilities being distributed to New NHT.

(f)    The documents effecting the Reorganization shall be in a form and substance reasonably satisfactory to NXDT (acting reasonably).

Section 6.4      Information Circular and Form S-4.

(a)    Subject to NXDT’s and Old NHT’s compliance with Section 6.4(b) and 6.4(c), as promptly as reasonably practicable following execution of this Agreement, Old NHT shall prepare a management information circular (the “Information Circular”) together with any other documents required by Securities Laws and any other applicable Laws in connection with the Reorganization and the Company Merger. NXDT shall prepare and file the Registration Statement on Form S-4 to be filed by NXDT in connection with the issuance of NXDT Common Shares as the Merger Consideration (the “Form S-4”) (which shall include the Information Circular). NXDT shall use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the merger. Old NHT shall use its reasonable best efforts to cause the Information Circular to be filed in all Canadian jurisdictions where the same is required to be filed under applicable Laws, and deliver and mail the Information Circular as required under Securities Laws as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b)    As promptly as reasonably practicable following execution of this Agreement, NXDT and Old NHT shall provide the other Party with any information pertaining to such Person and its Subsidiaries that is necessary or reasonably required by NXDT and Old NHT for the completion of the Information Circular and the Form S-4, and shall provide the other Party with such other assistance in the preparation of the Information Circular or Form S-4 as may be reasonably requested by Old NHT or NXDT.

(c)    NXDT and Old NHT represent, warrant and covenant that any such information provided to the other Party in respect of such Person and its Subsidiaries pursuant to Section 6.4(b), will be true and correct in all material respects as at the date of the Information Circular and Form S-4 and will not contain any misrepresentation. Each of NXDT and Old NHT shall promptly correct any information provided by it for use in the Information Circular or Form S-4 if and to the extent that such information shall have become false or misleading in any material respect.

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(d)    The Information Circular shall comply with applicable Laws in all material respects (except that this covenant does not speak with respect to any information relating to or provided by NXDT to Old NHT for inclusion in the Information Circular) and shall include a copy of the Fairness Opinion and the Recommendation (except to the extent that the Old NHT Board has withdrawn its recommendation, as permitted by and determined in accordance with Section 6.6).

(e)    Old NHT and NXDT shall promptly notify the other Party of the receipt of comments from the Securities Authorities and of any request from the Securities Authorities for amendments or supplements to the Information Circular or Form S-4 or for additional information, and shall promptly supply the other Party with copies of all written correspondence between Old NHT and its Representatives or NXDT and its Representatives, on the one hand, and the Securities Authorities or members of its staff, on the other hand, with respect to the Information Circular, Form S-4, the Mergers or any of the other transactions contemplated by this Agreement.

(f)    Prior to the filing of the Information Circular and the Form S-4 with the Securities Authorities, each of Old NHT and NXDT shall provide the other Party and its counsel with a reasonable opportunity to review and comment on such Information Circular or Form S-4, and shall give reasonable consideration to any comments made by NXDT and its counsel, recognizing that whether or not such comments are appropriate will be determined by Old NHT with respect to the Information Circular and by NXDT with respect to the Form S-4, acting reasonably and in good faith. Old NHT agrees that all information relating solely to NXDT included in the Information Circular must be in a form and content satisfactory to NXDT, acting reasonably, and NXDT agrees that all information relating solely to Old NHT included in the Form S-4 must be in a form and content satisfactory to Old NHT, acting reasonably; provided that, notwithstanding the foregoing, Old NHT shall be permitted to include all information required by Securities Laws in the Information Circular, and NXDT shall be permitted to include all information required by Securities Laws in the Form S-4.

(g)    If at any time prior to the Unitholders’ Meeting any event or circumstance relating to Old NHT or NXDT or any of their respective Subsidiaries, or their respective officers, trustees or directors, should be discovered by Old NHT or NXDT, as the case may be, which, pursuant to applicable Law, should be set forth in an amendment or a supplement to the Information Circular or Form S-4, Old NHT or NXDT, as the case may be, shall promptly inform the other Parties. In any such event, Old NHT shall prepare a supplement or amendment to the Information Circular, or NXDT shall prepare a supplement or amendment to the Form S-4, as the case may be, that corrects that misstatement, and will cause the same to be distributed to the Old NHT Unitholders, the Old NHT Board, the auditors of Old NHT, the Securities Authorities and any other required Persons and filed as required under applicable Law, and Old NHT and NXDT shall provide the other Party an opportunity to review and comment thereon and shall in good faith consider including in such documents comments reasonably proposed such Party.

Section 6.5      Unitholders’ Meeting.

(a)    Old NHT agrees to convene and conduct a meeting of the Old NHT Unitholders (the “Unitholders’ Meeting”) in accordance with the Declaration of Trust and applicable Laws as soon as reasonably practicable after the Form S-4 is declared effective and the Information Circular is cleared by the TSXV for mailing to the Old NHT Unitholders.

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I-2018

(b)    Subject to Section 6.6, the Old NHT Board with the Conflicted Trustee abstaining (acting on the recommendation of the Special Committee), shall recommend to holders of the Old NHT Units that they vote in favor of the Company Merger and the Reorganization so that Old NHT may obtain the Requisite Vote (the “Recommendation”) and Old NHT shall use reasonable best efforts to solicit the Requisite Vote (including by soliciting proxies from Old NHT’s unitholders), except in each case to the extent that the Old NHT Board has effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.6.

(c)    Old NHT shall keep NXDT reasonably informed with respect to proxy solicitation results as reasonably requested by NXDT. Unless this Agreement is terminated in accordance with its terms, Old NHT shall not submit to the vote of the Old NHT Unitholders any Company Acquisition Proposal. NXDT agrees to vote, and cause all entities over which it has control or direction over, to vote in favor of the Mergers and Reorganization.

(d)    Notwithstanding anything to the contrary contained in this Agreement, Old NHT may adjourn or postpone the Unitholders’ Meeting after reasonable consultation with NXDT (a) to the extent necessary to ensure that any required supplement or amendment to the Information Circular is provided to the Old NHT Unitholders within a reasonable amount of time in advance of a vote on the Company Merger and Reorganization, (b) for the absence of a quorum or (c) if additional time is reasonably required to solicit proxies in favor of the approval of the Company Merger and Reorganization; provided, that, in the case of this clause (c), without the written consent of NXDT, in no event will the Unitholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Unitholders’ Meeting was originally scheduled. Unless this Agreement has been terminated in accordance with Article VIII, the obligation of Old NHT to duly call, give notice of, convene and hold the Unitholders’ Meeting and mail the Information Circular (and any amendment or supplement thereto that may be required by Law) to Old NHT Unitholders will not be affected by an Adverse Recommendation Change.

Section 6.6      Solicitation; Company Acquisition Proposals; Adverse Recommendation Change.

(a)    Subject to the other provisions of this Section 6.6, from and after the date hereof until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, Old NHT agrees that it shall, and shall cause each of the Company Subsidiaries to (and shall not permit its and their respective officers and directors and trustees to, and shall direct its and their other Representatives to) (i) immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Acquisition Proposal that would be prohibited by this Section 6.6(a); (ii) cease providing any further information with respect to the Company or any Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and (iii) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the other provisions of this Section 6.6, from and after the date hereof, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors and trustees not to, and shall not authorize and shall cause its and their other Representatives not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or facilitate any inquiry relating to a potential Company Acquisition Proposal, including by providing information (including non-public information) relating to the Company or any Company Subsidiary and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary to any third party (or such third party’s Representatives), (B) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Company Acquisition Proposal, (C) approve or recommend a Company Acquisition Proposal, (D) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (but excluding an Acceptable Confidentiality Agreement) providing for a transaction that is the subject of a Company Acquisition Proposal (any of the foregoing referred in this clause (D), an “Alternative Acquisition Agreement”), or (E) propose or agree to do any of the foregoing.

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I-2019

(b)    Notwithstanding anything to the contrary in this Agreement, at any time after the date hereof and prior to obtaining the Requisite Vote, Old NHT and its Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement (that did not result from a breach of this Section 6.6, it being agreed that the Old NHT Board may contact and engage in discussions with any Person making such a written Company Acquisition Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal), and if the Old NHT Board determines in good faith after consultation with its independent financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal, then Old NHT and its Representatives may, in response to such Company Acquisition Proposal, (i) furnish non-public information to such third party (and such third party’s Representatives) making such a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, Old NHT receives from the third party an executed Acceptable Confidentiality Agreement, and (B) any material non-public information concerning Old NHT or any of its Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to NXDT, be provided to NXDT as promptly as practicable after providing it to such third party (and in any event within 24 hours thereafter)), and (ii) engage in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Company Acquisition Proposal.

(c)    Old NHT shall notify NXDT promptly (but in no event later than 24 hours) after receipt of any Company Acquisition Proposal or any request for non-public information regarding Old NHT or any of its Subsidiaries by any third party that informs Old NHT that it is considering making, or has made, a Company Acquisition Proposal from any Person seeking to have discussions or negotiations with Old NHT regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal and indicate the material terms and conditions of any Company Acquisition Proposals, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal). Old NHT shall also promptly (and in any event within 24 hours) notify NXDT, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any Person in each case in accordance with Section 6.6(b), notify NXDT of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and otherwise keep NXDT reasonably informed of the status and terms of any Company Acquisition Proposal on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or correspondence relating thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to NXDT.

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I-2020

(d)    Except as permitted by this Section 6.6(d), neither the Old NHT Board nor any committee thereof (excluding, for all purposes of this Section 6.6(d), any action, resolution, statement, announcement or inaction taken by the Conflicted Trustee) shall (A) (i) change, withhold, withdraw, modify or qualify in any manner adverse to NXDT or resolve to or publicly propose or announce its intention to change, withhold, withdraw, modify or qualify in a manner adverse to NXDT, the Recommendation, (ii) approve, adopt or recommend or resolve to or publicly propose or announce its intention to approve, adopt or recommend any Company Acquisition Proposal, (iii) fail to include the Recommendation in the Information Circular, (iv) within five (5) Business Days of NXDT’s written request, fail to make or reaffirm the Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or sent or given to the Old NHT Unitholders, (v) fail to recommend against any Company Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement of such tender offer or exchange offer or (vi) publicly propose or agree to any of the foregoing (any of the actions described in clauses (i) through (vi) of this Section 6.6(d), an “Adverse Recommendation Change”) or (B) approve, adopt or recommend (or agree to, resolve or propose to approve, adopt or recommend), cause or permit Old NHT or any of its Subsidiaries to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Vote, the Old NHT Board may (x) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors’ duties, as applicable, under applicable Law, or (y) if Old NHT is not in breach of this Section 6.6, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i), in each case in this clause (y), (1) in response to an unsolicited written bona fide Company Acquisition Proposal that the Old NHT Board determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by NXDT pursuant to, Section 6.6(e) and such Company Acquisition Proposal is not withdrawn, and (2) the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors duties, as applicable, under applicable Law.

(e)    The Old NHT Board will only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i) as permitted under Section 6.6(d) if (i) Old NHT has provided a prior written notice (a “Notice of Change of Recommendation”) to NXDT that Old NHT intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by Old NHT will not constitute an Adverse Recommendation Change), (ii) during the five Business Day period following NXDT’s receipt of the Notice of Change of Recommendation (a “Notice of Change Period”), Old NHT shall, and shall cause its Representatives to, negotiate with NXDT (to the extent NXDT desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Old NHT Board has determined, after consultation with its outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by NXDT in response to the Notice of Change of Recommendation or otherwise, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Old NHT Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the trustees’ or directors’ duties, as applicable, under applicable Law.

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(f)    Any amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment of such a Superior Proposal will require a new Notice of Change of Recommendation, and Old NHT will be required to comply again with the requirements of Section 6.6(e).

(g)    Nothing contained in this Agreement will prohibit Old NHT or the Old NHT Board, directly or indirectly through its Representatives, from making any disclosure to the Old NHT Unitholders that is required by applicable Law or if the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the trustees’ duties under applicable Law; provided, however, that neither Old NHT nor the Old NHT Board will be permitted to recommend that the Old NHT Unitholders tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 6.7(d).

(h)    Subject to the other provisions of this Section 6.6, from and after the date hereof until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time: (i) Old NHT shall not, and shall not permit any its Subsidiaries to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which Old NHT or any of its Subsidiaries is a party, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Old NHT Board; and (ii) Old NHT and the Old NHT Board shall not take any actions to exempt any person from the “Stock Ownership Limit” or “Unit Ownership Limit,” as applicable, or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Declaration of Trust or Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 8.1(c)(i).

(i)    Old NHT agrees (i) that it will promptly instruct its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 6.6 and (ii) any violation or breach of the restrictions set forth in this Section 6.6 by any employee, officer, director, trustee or equivalent, or other Representative of Old NHT or any of its Subsidiaries (in each case, other than an employee, officer, director, trustee or equivalent, or other Representative of Old NHT or any of its Subsidiaries that is also an employee, officer, director, trustee or equivalent, or other Representative of NXDT or any of its Affiliates (other than of Old NHT or any of its Subsidiaries)) shall be deemed to be a breach or violation of this Section 6.6 by Old NHT for purposes of this Agreement.

Section 6.7      Appropriate Action; Consents; Filings.

(a)    Each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of (and provide copies of) any communications to or from any Governmental Entity and keep the other Parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Mergers or other transactions contemplated by this Agreement. Without otherwise limiting each Party’s approval rights hereunder, as applicable, each Party shall have the right to review in advance, and each Party shall consult and cooperate with the other Parties and shall consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party shall permit authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

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(b)    On the terms and subject to conditions of this Agreement, each Party shall use reasonable best efforts to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable, with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Unitholders’ Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by this Agreement, including any that are required to be obtained under any federal, state or local Law or Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, (ii) defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”) and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any Person (other than from a Governmental Entity) (A) without the prior written consent of NXDT, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (B) none of NXDT or any of its affiliates will be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that any Party fails to obtain any such consent, the Parties shall use commercially reasonable efforts to minimize any adverse effect upon the Company and NXDT and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Operating Partnership Merger Effective Time, from the failure to obtain such consent.

(c)    Each Party shall keep the other Parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of the Company or any Company Subsidiaries with respect thereto. The Company shall promptly advise NXDT in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit NXDT and its Representatives to participate in the defense, negotiations or settlement of, any Transaction Litigation, and the Company shall give consideration to NXDT’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise or settle any Transaction Litigation without the prior written consent of NXDT.

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(d)    Each of the Company and NXDT shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers or any of the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers and the other transactions contemplated hereby.

(e)    Prior to the Closing Date, the Company shall cooperate with NXDT and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSXV to cause the delisting of the Old NHT Units from the TSXV as promptly as practicable after the Company Merger Effective Time and to apply under Securities Laws for NXDT to cease to be a reporting issuer in Canada as promptly as practicable after such delisting.

Section 6.8    Public Announcements. The Company and NXDT shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior consent of the other Party; provided, however, that a Party (or their respective affiliates) may, without the prior consent of the other Parties, issue such press release or make such public statement (a) as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the Party issuing such press release or making such public statement has provided the other Parties with an opportunity to review and comment (and the Parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement or (b) containing statements with respect to this Agreement or the Mergers that are substantially similar to those in the Information Circular or in previous press releases or public statements made by the Company or NXDT in accordance with this Section 6.8; provided, further, that no such consultation or consent will be required with respect to any release, communication, announcement or public statement in connection with an Adverse Recommendation Change made in accordance with this Agreement.

Section 6.9      Directors’ and Officers’ Indemnification.

(a)    From and after the Company Merger Effective Time, NXDT shall, and shall cause the Surviving Company and the Surviving OP to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director, trustee or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each, an “Indemnified Party”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, actions, suits, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement in connection with any suit, claim, action, investigation or proceeding, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time), including in connection with the consideration, negotiation and approval of this Agreement, to the extent that they are based on or arise out of the fact that such person is or was a director, trustee officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Company Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 6.9; provided, that (A) none of the Surviving Company or the Surviving OP shall be liable for any settlement effected without their prior written consent and (B) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of the Surviving Company or the Surviving OP shall be obligated under this Section 6.9(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving OP, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law).

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(b)    Prior to the Company Merger Effective Time, NXDT shall purchase customary “tail” or “run‑off” policies of trustees’ and officers’ liability insurance (the “Tail Insurance”) providing protection as favorable in the aggregate as the protection provided by the policies maintained by the Company in effect immediately prior to the Company Merger Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Company Merger Effective Time. Such policies shall cover the Company so as to maintain coverage under the policies in effect prior to the Company Merger Effective Time without any reduction in scope or coverage for a period of six (6) years from the Company Merger Effective Time. NXDT shall, from and after the Company Merger Effective Time, honor all rights to indemnification or exculpation in accordance with the Tail Insurance that are now existing in favor of present trustees and officers of the Company. NXDT acknowledges that such obligation shall survive the completion of the transactions contemplated by this Agreement and shall continue for a period co-terminus with the expiration of the Tail Insurance. In no event shall NXDT be required to pay annual premiums for insurance under this Section 6.10(b) in excess of 300% of the most recent annual premiums paid by the Company, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, NXDT shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c)    The obligations of NXDT and the Surviving Company under this Section 6.9 will survive the Closing and the consummation of the Mergers and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies will be third party beneficiaries of this Section 6.9, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 6.9) without the consent of the Indemnified Party affected thereby. In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if NXDT dissolves the Surviving Company, then, and in each such case, NXDT shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.9.

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(d)    For a period of six (6) years from the Company Merger Effective Time, the Surviving Company and the Surviving OP shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ declaration of trust, charter, bylaws or similar organizational documents as in effect as of the date hereof, and the Surviving Company’s and the Surviving OP’s declaration of trust, charter, bylaws or similar organizational documents will not contain any provisions inconsistent with such rights. The contractual indemnification rights set forth in Section 6.9(d) of the Company Disclosure Letter in existence on the date of this Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary will be assumed by the Surviving Company and the Surviving OP without any further action, and will continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

(e)    The provisions of this Section 6.9 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.9, is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10     Notification of Certain Matters.

(a)     Old NHT shall give prompt notice to NXDT, and NXDT shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)     The Company shall give prompt notice to NXDT, and NXDT shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 6.11    Dividends. During the Interim Period, the Company and any Company Subsidiary that is a REIT may make distributions to its shareholders and NHT OP may make distributions to the Company to allow the Company to make distributions to its shareholders, in each case (a) in connection with any Special Pre-Closing REIT Dividend or (b) in accordance with clause (ii)(B) of Section 6.1(c). If the Company declares a distribution or dividend to the Company’s unitholders or shareholders, as applicable, pursuant to clauses (a) and (b) of the immediately preceding sentence, the Merger Consideration shall be decreased by an amount equal to the aggregate amount of such distribution or dividend.

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Section 6.12     Taxes.

(a)    Intended Tax Treatment. The Parties intend that, for United States federal, and applicable state and local, income Tax purposes, (i) the Contributions and the Liquidation together will qualify as a “reorganization” of the Company within the meaning of Section 368(a)(1)(F) of the Code; (ii) the Redemptions will be treated a distributions by the Company pursuant to Section 302(b) or Section 301 of the Company (as applicable); (iii) the Company Merger be treated as a merger of the Company into NXDT qualifying as “reorganization” within the meaning of 368(a)(1)(A) of the Code, (iv) the Intermediary Merger and the Holdings Merger will each be non-events, (v) NXDT OP will be treated as a continuation of NHT OP (the “Continuing Partnership”), such that the Operating Partnership Merger will be treated as a contribution by NXDT (as the regarded owner of NXDT OP for United States federal income tax purposes) of the assets of NXDT OP to the Continuing Partnership in a transaction governed by Code Section 721(a) (collectively, the “Intended Tax Treatment”). The Parties shall file all Tax Returns (and cause their respective affiliates and persons to file all Tax Returns) consistently with the Intended Tax Treatment, and none of the Parties shall take any position during the course of any audit or other legal proceeding that is inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or similar applicable Law). From and after the date hereof, the Parties shall not take (and shall cause their affiliates not to take), or knowingly fail to take, any action that could reasonably be expected to prevent such Intended Tax Treatment. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(b)    Mitigation of Taxes. NXDT and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary or reasonably requested to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c)    Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (including applicable extensions) all Tax Returns for the Company and the Company Subsidiaries required to be filed on or prior to the Closing Date, and the Company shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Any such Tax Returns shall be prepared in a manner consistent with the historical Tax accounting practices of the Company and the Company Subsidiaries (except as may be required under applicable Tax Law). The Company shall provide to NXDT copies of any such Tax Return at least five (5) days prior to the due date of such Tax Return.

(d)    Withholding Forms. On the Closing Date, prior to the Company Merger, the Company shall deliver to NXDT a properly completed and duly executed IRS Form W-9 of the Company. NHT OP shall use its commercially reasonable efforts to obtain and deliver to NXDT OP on the Closing Date, prior to the Operating Partnership Merger, duly executed IRS Forms W-9 from each holder of NHT OP Units (other than the Company or any Company Subsidiary).

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(e)     Transfer Taxes. NXDT and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, value added, stock transfer, stamp or similar Taxes, and any transfer, recording, registration and other similar fees that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). From and after the Company Merger Effective Time, the Surviving Company shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Capital Shares or NHT OP Units, all Transfer Taxes.

(f)    Company Tax Representation Letters. The Company and NHT OP shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the Company REIT Opinion and (ii) deliver to Goodmans LLP, counsel to the Company, or other counsel described in Section 7.2(c), a Tax representation letter, dated as of the effective date of the Information Circular and the Closing Date and signed by an officer of the Company and NHT OP, in form and substance as set forth in Exhibit A, containing representations of the Company and NHT OP for purposes of rendering the Company REIT Opinion (and any similar opinion dated as of the effective date of the Information Circular), which such representations in Exhibit A will be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Goodmans LLP (or such Company counsel rendering such opinion) and will be reasonably acceptable to and approved by NXDT (which approval may not be unreasonably withheld, delayed or conditioned).

Section 6.13    Estoppels. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each Company Subsidiary to use its commercially reasonable efforts to provide, to NXDT in each case at Company’s sole expense, landlord estoppels from all lessors, including ground lessors, under all Company Leases, in each case in form and substance reasonably satisfactory to NXDT.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1    Conditions to Each Party’s Obligations to Effect the Mergers. The obligation of the Company to complete the Reorganization and the respective obligations of each Party to consummate the Mergers are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby (which waiver will be in such Party’s sole discretion), to the extent permitted by applicable Law:

(a)      Requisite Vote. Old NHT shall have obtained the Requisite Vote.

(b)     No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Reorganization or the Mergers.

(c)      Registration. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order.

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Section 7.2     Conditions to the Obligations of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub. The obligations of NXDT and NXDT OP to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by NXDT at or prior to the Closing Date:

(a)    Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii) or  (iii) below, each of the representations and warranties of the Company, NHT Intermediary, NHT Holdings and NHT OP contained in this Agreement shall be true and correct (determined without regard to any qualification by either of the terms “material”  or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.3 (Authority); Section 4.19(Takeover Statutes) and Section 4.21(Brokers), shall be true and correct in all material respects (determined without regard to any qualification by either of the terms “material” or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), and (iii) the representations and warranties set forth in Section 4.2 (Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date), except to the extent of any de minimis inaccuracies.

(b)     Performance and Obligations of the Company. Each of the Company and NHT OP shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date.

(c)    Company REIT Opinion. NXDT shall have received the written opinion (the “Company REIT Opinion”) of Winston & Strawn LLP (or other Company counsel reasonably acceptable to NXDT), dated as of the Closing Date and in the form set forth in Exhibit B, to the effect that for all Taxable periods commencing with its Taxable year ended December 31, 2018, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 6.12(f)(ii)).

(d)    Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a Company Material Adverse Effect.

(e)    Closing Certificate. NXDT shall have received a certificate signed on behalf of the Company by an executive officer of the Company (on the Company’s behalf and without personal liability), dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) are satisfied, and further certifying the capitalization of New NHT following the consummation of the Reorganization, including the number of New NHT Shares issued and outstanding and any New NHT Shares which are reserved and available for future issuance, including under any Old NHT Equity Plan.

(f)     Consents and Approvals. The Company shall have delivered evidence that all consents set forth in Exhibit C attached hereto have been obtained.

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(g)    Termination of Advisory Agreement. The Company shall have delivered evidence of the termination, as of the date of Closing, of that certain Amended and Restated Advisory Agreement, dated as of March 29, 2019, by and among Old NHT, NHT Holdings and NexPoint Real Estate Advisors VI, L.P.

(h)     Termination of Investor Rights Agreement. The Company shall have delivered evidence of the termination, as of the date of Closing, of that certain Investor Rights Agreement, dated as of March 29, 2019, by and among Old NHT and certain unitholders who are principals and affiliates of NexPoint Real Estate Advisors VI, L.P.

(i)      Board Approval. The Company shall have delivered copies of resolutions of the Old NHT Board and New NHT Board approving this Agreement and the transactions contemplated herein, in form and substance reasonably satisfactory to NXDT.

(j)      Reorganization. The Company shall have consummated the Reorganization and delivered evidence of the consummation of the Reorganization to NXDT in form and substance reasonably satisfactory to NXDT of the consummation of the Reorganization, including evidence of the Contributions, Redemptions and Liquidation.

(k)      Joinder of New NHT. New NHT shall have signed such instruments as may be necessary to make New NHT a party to this Agreement.

Section 7.3    Conditions to Obligations of the Company, NHT Intermediary, NHT Holdings and NHT OP. The obligations of the Company to complete the Reorganization and the obligations of the Company, NHT Intermediary, NHT Holdings and NHT OP to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date:

(a)     Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, each of the representations and warranties of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub contained in this Agreement shall be true and correct (determined without regard to any qualification by either of the terms “material,” or “NXDT Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect, and (ii) the representations and warranties of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub contained in Section 5.1 (Organization and Qualification; Subsidiaries.) and Section 5.3 (Authority.) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date).

(b)     Performance and Obligations of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date.

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(c)     Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a NXDT Material Adverse Effect.

(d)    Closing Certificate. The Company shall have received a certificate signed on behalf of NXDT by an executive officer of NXDT (on NXDT’s behalf and without personal liability), dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) are satisfied.

Section 7.4    Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to consummate the Mergers and the other transactions contemplated hereby.

ARTICLE VIII
TERMINATION

Section 8.1    Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, whether before or after the receipt of the Requisite Vote (except as otherwise provided below):

(a)      by the mutual written consent of NXDT and the Company; or

(b)      by either of the Company, on the one hand, or NXDT, on the other hand, by written notice to the other, if:

(i)    any Governmental Entity of competent authority has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company, NHT Intermediary, NHT Holdings or the NHT OP, in the case of termination by the Company, or NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, in the case of termination by NXDT, to perform any of its obligations under this Agreement; or

(ii)    the Mergers have not have been consummated on or before May 22, 2025 or such later date as may be agreed to in writing by the Parties (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) will not be available to the Company, if the Company, NHT Intermediary, NHT Holdings or NHT OP, or to NXDT, if NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, as applicable, have breached in any material respect its obligations under this Agreement in any manner that have caused or resulted in the failure to consummate the Mergers on or before such date; or

(iii)    the Company Merger were submitted to the Old NHT Unitholders at a duly held Unitholders’ Meeting or any adjournment or postponement thereof at which the Company Merger is voted upon and the Requisite Vote has not been obtained; provided that NXDT shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain the Requisite Vote is due to the failure of NXDT or an entity over which it has control or direction to vote in favor of the Mergers and the Reorganization; or

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(c)      by written notice from the Company to NXDT, if:

(i)    prior to obtaining the Requisite Vote, the Old NHT Board effects an Adverse Recommendation Change in accordance with Section 6.6(d) in connection with a Superior Proposal and the Old NHT Board has approved, and, concurrently with the termination hereunder, the Company enters into a definitive agreement providing for the implementation of a Superior Proposal, but only if the Company is not then in breach of Section 6.6; provided that such termination will not be effective unless the Company has paid the Company Termination Fee in accordance with Section 8.3(b) or concurrently pays the Company Termination Fee in accordance with Section 8.3(b); or

(ii)    NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.3(a) or Section 7.3(b) would be incapable of being satisfied by the Outside Date, provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) unless any such breach or failure to perform has not been cured within 20 days after written notice by the Company to NXDT informing NXDT of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(c)(i), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither the Company nor NHT OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(d)      by written notice from NXDT to the Company, if:

(i)    the Company, NHT Intermediary, NHT Holdings or NHT OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.2(a) or Section 7.2(b) would be incapable of being satisfied by the Outside Date, provided, however, that NXDT may not terminate this Agreement pursuant to this Section 8.1(d)(i) unless any such breach or failure to perform has not been cured within 20 days after written notice by NXDT to the Company informing the Company of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(d)(i) except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(ii)    the Old NHT Board has effected an Adverse Recommendation Change, Old NHT enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.6) or Old NHT shall have breached or failed to perform its covenants and agreements set forth in Section 6.6.

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Section 8.2      Effect of the Termination.

(a)     In the event of termination of this Agreement by either the Company or NXDT as provided in Section 8.1, this Agreement will forthwith become void and there will be no liability or obligation on the part of NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, the Company, NHT Intermediary, NHT Holdings or NHT OP or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (a) as provided in Section 6.2(b) and for this Section 8.2, Section 8.3 and Article IX, and (b) nothing in this Agreement (including Section 8.2, Section 8.3 or payment of the Company Termination Fee or NXDT Termination Amount thereunder) will relieve any Party from any liability for any fraud or any willful and intentional breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3      Fees and Expenses.

(a)    Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b)      In the event that this Agreement is terminated:

(i)        by NXDT pursuant to Section 8.1(d)(ii),

(ii)       by the Company pursuant to Section 8.1(c)(i), or

(iii)     (A) by the Company or NXDT pursuant to Section 8.1(b)(ii) or by NXDT pursuant to Section 8.1(d)(i) and (B)(1) prior to such termination, a Company Acquisition Proposal has been received by the Company or its Representatives or any Person will have publicly proposed a Company Acquisition Proposal and (2) within 12 months after a termination referred to in this Section 8.3(b)(iii) the Company enters into a definitive agreement relating to, or consummates, any Company Acquisition Proposal (with, for purposes of this clause (2), the references to “20%” in the definition of “Company Acquisition Proposal” being deemed to be references to “50%”) then the Company shall pay or cause to be paid as directed by NXDT the Company Termination Fee by wire transfer of same day funds to an account designated by NXDT, (x) in the case of a payment pursuant to Section 8.3(b)(i), within two Business Days after the date of such termination by NXDT, (y) in the case of a payment pursuant to Section 8.3(b)(ii), prior to or concurrently with such termination by the Company and (z) in the case of a payment pursuant to Section 8.3(b)(iii), within two Business Days after the earlier of entry into a definitive agreement relating to the Company Acquisition Proposal referred to in clause (2) of Section 8.3(b)(iii), or the consummation of, such Company Acquisition Proposal. “Company Termination Fee” means $370,000.

(c)     In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), then NXDT shall, within five Business Days after the date of such termination, pay or cause to be paid to the Company, by wire transfer of same day funds to an account designated by the Company, an amount equal to $370,000 (the “NXDT Termination Amount”).

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(d)    The Company and NXDT agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that (i) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate NXDT, NXDT Intermediary and NXDT OP in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision and (ii) the NXDT Termination Amount is not a penalty, but rather is the amount that NXDT has agreed to pay the Company, upon the termination of this Agreement pursuant to NXDT’s breach or other failure to consummate the Mergers pursuant to Section 8.1(c)(ii), for release from its agreement and settlement of its obligation to consummate the Mergers in accordance herewith and compensates the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. Notwithstanding anything to the contrary herein, in the event that NXDT or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 8.3, and it prevails in such litigation, it will be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.3, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder up to $105,000 (the “Enforcement Expenses”). The Parties agree that in no event will (A) NXDT be required to pay the NXDT Termination Amount on more than one occasion or (B) the Company be required to pay the Company Termination Fee on more than one occasion.

(e)    Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that the Company’s right to terminate this Agreement and to receive payment of the NXDT Termination Amount pursuant to Section 8.3(c) and, if applicable, the Enforcement Expenses shall constitute the sole and exclusive remedy of the Company, NHT Intermediary, NHT Holdings, NHT OP and any of their respective former, current or future general or limited partners, shareholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Company Related Parties”) against NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “NXDT Related Parties”) for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the NXDT Termination Amount and, if applicable, the Enforcement Expenses to the Company, none of the NXDT Related Parties shall have any further liability to any of the Company Related Parties relating to or arising out of this Agreement, or the transactions contemplated hereby and no Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement, in no event shall any of the NXDT Related Parties be subject to (and no Company Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the NXDT Termination Amount and, if applicable, the Enforcement Expenses, for any losses or other liabilities arising out of or in connection with breaches by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of their representations, warranties, covenants and agreements contained in this Agreement. Notwithstanding the foregoing, this Section 8.3(e) will not limit the Company’s right to specific performance pursuant to the proviso to the last sentence of Section 9.7(a). While the Company may pursue both a grant of specific performance or other equitable relief under Section 9.7 and, following termination of this Agreement, the payment of the NXDT Termination Amount and, if applicable, the Enforcement Expenses under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the NXDT Termination Amount and, if applicable, the Enforcement Expenses) in connection with this Agreement or any termination of this Agreement.

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(f)     Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that NXDT’s right to terminate this Agreement and to receive payment of the Company Termination Fee pursuant to Section 8.3(c), and, if applicable, the Enforcement Expenses, shall constitute the sole and exclusive remedy of the NXDT Related Parties against the Company Related Parties for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the Company Termination Fee to NXDT, as applicable, and, if applicable, the Enforcement Expenses, none of the Company Related Parties shall have any further liability to any of the NXDT Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby and no NXDT Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement but subject to Section 9.7, in no event shall any of the Company Related Parties be subject to (and no NXDT Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Company Termination Fee, and, if applicable, the Enforcement Expenses for any losses or other liabilities arising out of or in connection with breaches by the Company, NHT Intermediary, NHT Holdings or NHT OP of their representations, warranties, covenants and agreements contained in this Agreement. While NXDT may pursue both a grant of specific performance or other equitable relief under Section 9.7 and, following termination of this Agreement, the payment of the Company Termination Fee, and, if applicable, the Enforcement Expenses under no circumstances shall NXDT be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Company Termination Fee, and, if applicable, the Enforcement Expenses) in connection with this Agreement or any termination of this Agreement.

(g)    In the event that NXDT is obligated to pay the NXDT Termination Amount, the amount payable to the Company in any Tax year of the Company will not exceed the lesser of (i) the NXDT Termination Amount and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant Tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Company has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Company’s independent accountants, plus (B) in the event the Company receives either (1) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS as described below in this Section 8.3(g) or (2) an opinion from the Company’s outside counsel as described below in this Section 8.3(g), an amount equal to the excess of the NXDT Termination Amount, less the total amount paid under clause (A) above.

ARTICLE IX
MISCELLANEOUS

Section 9.1    Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, will survive beyond the Company Merger Effective Time, except for those covenants and agreements contained in this Agreement and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time (including the covenants and agreements in Section 6.9 and this Article IX).

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Section 9.2      Entire Agreement; Assignment.

(a)    This Agreement (including the exhibits, schedules and other documents delivered pursuant to this Agreement) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b)    Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties. Any assignment in violation of this Section 9.2(b) will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.3     Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally or if sent by email of a .pdf attachment (provided, that any such email notice must contain the following “all caps” notation in the subject line “MERGER AGREEMENT OFFICIAL NOTICE”) and (b) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)       if to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub:

NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention:       Legal Department, Real Estate
Email:              legal@nexpoint.com

with a copy (which will not constitute notice) to:

Winston & Strawn LLP
2121 N. Pearl Street
Suite 900
Dallas, Texas 75201
Attention:       Charles T. Haag
Email:             chaag@winston.com

(b)      if to the Company or NHT OP:

NexPoint Hospitality Trust
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention:       Legal Department, Real Estate
Email:              legal@nexpoint.com

with a copy (which will not constitute notice) to:

Goodmans LLP
3400-333 Bay Street
Toronto, Ontario M5H 2S7
Attention:        Bill Gorman

Email:              bgorman@goodmans.ca

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or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 9.4      Governing Law and Venue; Waiver of Jury Trial.

(a)    This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby will be governed by and construed in accordance with the Laws of the State of Delaware, in each case without regard to its rules of conflict of laws.

(b)    Each of the Parties hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Court of Chancery of the State of Delaware and/or any federal court within the State of Delaware (the “Chosen Courts”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and will be brought before, and determined by, only a Chosen Court with subject matter jurisdiction over such claim(s), action(s), suit(s) or proceeding(s), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it shall not (except for a suit on the judgment as expressly permitted by Section 9.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Chosen Court.

(c)    Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.3, and nothing in this Section 9.4 will affect the right of any Party to serve legal process in any other manner permitted by Law.

(d)     Each Party agrees that a final judgment in any claim, suit, action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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(e)    EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING), OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(E).

Section 9.5      Parties In Interest.

(a)    This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and, except as provided in Section 6.9, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third party beneficiaries under Section 6.9 will not arise unless and until the Company Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7      Specific Performance.

(a)    The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if any of the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement (and, more specifically, that irreparable damage would occur if the Mergers were not consummated, including the Parties’ respective obligations to consummate the Mergers, on the terms and subject to the conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise in the Chosen Courts, and the Parties hereby waive any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right none of the Parties would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief sought by another Party is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.

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(b)    The Parties further agree (i) the seeking of remedies pursuant to Section 9.7(a) will not in any respect constitute a waiver by any Party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.3, and (ii) nothing set forth in this Agreement will require a Party to institute any proceeding for (or limit any of a Party’s right to institute any proceeding for) specific performance under this Section 9.7 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding by any Party seeking remedies pursuant to Section 9.7(a) or anything set forth in this Section 9.7 restrict or limit another Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)    Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub together for any losses, damages, costs or expenses of the Company, NHT Intermediary, NHT Holdings or NHT OP or their affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or otherwise in connection with this Agreement or the transactions contemplated hereunder shall be limited to an amount equal to the NXDT Termination Amount plus, if applicable, the Enforcement Expenses (the “NXDT Liability Limitation”), and in no event shall the Company, NHT Intermediary, NHT Holdings or NHT OP or any of their affiliates seek any amount in excess of the NXDT Liability Limitation in connection with this Agreement or the transactions contemplated hereby in respect of any other documents or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

(d)    Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company, NHT Intermediary, NHT Holdings and NHT OP together for any losses, damages, costs or expenses of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or their affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or otherwise in connection with this Agreement or the transactions contemplated hereunder shall be limited to an amount equal to the Company Termination Fee plus, if applicable, the Enforcement Expenses (the “Company Liability Limitation”), and in no event shall the NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or any of their affiliates seek any amount in excess of the Company Liability Limitation in connection with this Agreement or the transactions contemplated hereby in respect of any other documents or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

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Section 9.8    Amendment. This Agreement may be amended by action taken by the Company, NHT Intermediary, NHT Holdings, NHT OP, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub at any time before or after approval of the Mergers by the Requisite Vote but, after such approval, no amendment will be made which requires the approval of any such shareholders under applicable Law without obtaining such further approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the Parties.

Section 9.9     Extension; Waiver. At any time prior to the Closing Date, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breaches or inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document, certificate or writing delivered pursuant to this Agreement or (c) subject to Section 9.8, waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, NHT Intermediary, NHT Holdings, NHT OP, NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.10    Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format will be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.11    Non-Recourse. Each Party agrees, on behalf of itself and its affiliates, that any suit, claim, action or proceeding (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement or any other transactions contemplated hereunder; (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement); (iii) any breach or violation of this Agreement; and (iv) any failure of the Mergers or any other transactions contemplated hereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, subject to the terms and conditions of this Agreement. Notwithstanding anything in this Agreement to the contrary, each Party agrees, on behalf of itself and its affiliates, that no recourse under this Agreement or in connection with the Mergers or any other transactions contemplated hereunder will be sought or had against any other Person, including any of its affiliates, and no other Person, including any of its affiliates, will have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (iv). For the avoidance of doubt, there shall be no liability under this Agreement of, nor any recourse under this Agreement to any trustee, manager, director, officer, unitholder, equityholder, employee or agent of the Parties.

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[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NXDT INTERMEDIARY, LLC

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.

By: NexPoint Diversified Real Estate Trust OP GP, LLC, its general partner

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

[Signature Page to Agreement and Plan of Merger]

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NXDT HOSPITALITY HOLDCO, LLC

By: NexPoint Diversified Real Estate Trust Operating Partnership, L.P., its managing member

By: NexPoint Diversified Real Estate Trust OP GP, LLC, its general partner

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

[Signature Page to Agreement and Plan of Merger]

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NEXPOINT HOSPITALITY TRUST

By:	/s/ Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNTORY

NHT INTERMEDIARY, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

NHT HOLDINGS, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

NHT OPERATING PARTNERSHIP, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

[Signature Page to Agreement and Plan of Merger]

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Exhibit 99.1

FOR IMMEDIATE RELEASE

NexPoint Hospitality Trust to be Acquired by NexPoint Diversified Real Estate Trust

DALLAS and TORONTO, November 25, 2024 -- NexPoint Hospitality Trust (“NHT” or the “REIT”1), (TSX-V: NHT.U) and NexPoint Diversified Real Estate Trust (NYSE: NXDT) (“NXDT”) today announced the execution of a definitive agreement (the “Merger Agreement”), on November 22, 2024, pursuant to which the REIT will be dissolved and its subsidiary entities merged with and into entities owned or controlled, directly or indirectly, by NXDT (the “Transaction”). Pursuant to the Transaction, each REIT unitholder (the “Unitholders”) will receive, for each trust unit of the REIT (a “Unit”), either US$0.36 cash per Unit or common shares of NXDT (the “NXDT Common Shares”) equal to the quotient of US$0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to closing of the Transaction. Subject to the satisfaction of all conditions precedent, the Transaction is expected to be completed in the first quarter of 2025. Upon closing of the Transaction, the REIT’s Units will be delisted from the TSX Venture Exchange (the “TSXV”). Raymond James Limited has entered into a voting and support agreement pursuant to which it has agreed to support and vote the Units it owns (beneficially or otherwise) or over which it exercises control or direction over, including on behalf of accounts over which it has discretionary authority, in favour of the Transaction.

Transaction Highlights

●	The proposed price of US$0.36 per Unit represents a premium of approximately 2300% to the 30-day volume weighted average price per Unit on the TSXV ended November 22, 2024 of US$0.015;

●	Unitholders who elect to receive cash for their Units will immediately realize a fair value for their investment and the payment in cash provides certainty of value for their Units;

●

Unitholders who receive NXDT Common Shares will have the opportunity to participate in any increase in value of the REIT’s assets and the increase in value of the current assets of NXDT and are expected to have greater liquidity due to higher trading volumes in the NXDT Common Shares;

●

The Transaction represents the best prospect for maximizing Unitholder value over the short to medium term given current and expected macroeconomic conditions in North America and their potential impact on the REIT;

●

The REIT’s board of trustees (the “Board”), with James Dondero declaring his interest in the Transaction and abstaining, have approved the Transaction and recommend that Unitholders vote in favour of the Transaction; and

●

Doane Grant Thornton LLP (“Doane Grant Thornton”), the Special Committee’s financial advisor, has provided a fairness opinion to the Special Committee that based upon and subject to the assumptions and limitations described in their opinion, the consideration to be received by Unitholders pursuant to the Transaction is fair, from a financial point of view, to such Unitholders.

1 In this release, “we,” “us,” “our,” “NHT,” and the “REIT,” each refer to NexPoint Hospitality Trust.

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Transaction Details

The Transaction is a “business combination” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as NXDT and its related entities, including entities controlled by James Dondero, own or exercise control or direction over approximately 82.86% of the outstanding Units of the REIT. Accordingly, the Transaction will be subject to the approval of at least (i) two-thirds (66 2/3%) of the votes cast by Unitholders present in person or represented by proxy at a special meeting of Unitholders (the “Meeting”) and (ii) the majority of Unitholders present in person or represented by proxy at the Meeting, excluding the votes of NXDT and James Dondero and affiliated entities, and any other Unitholders whose votes are required to be excluded for the purposes of “minority approval” under MI 61-101. Further details regarding the applicable voting requirements will be contained in a management information circular (the “Circular”) to be filed and mailed to Unitholders in connection with the Meeting to consider the approval of the Transaction. The Transaction is subject to other customary conditions, however, is not subject to a financing condition.

The Merger Agreement provides for, among other things, customary representations and warranties and non-solicitation covenants from the REIT, including “fiduciary out” provisions that allow the REIT to accept a superior proposal in certain circumstances and a five (5) business day “right to match period” in favour of NXDT. The Merger Agreement also provides for the payment of a termination fee of US$370,000 by the REIT or NXDT if the Transaction is terminated in certain specified circumstances.

The Merger Agreement will be available on the SEDAR+ website at www.sedarplus.ca within ten (10) days following the date of this press release.

Board of Trustees Recommendation and Fairness Opinion

The Board, with James Dondero declaring his interest in the Transaction and abstaining, after consultation with its financial and legal advisors, and on the recommendation of the Special Committee composed solely of independent trustees, has resolved to approve the Transaction and recommends that Unitholders vote in favour of the Transaction.

Doane Grant Thornton has provided a fairness opinion to the Special Committee that, based upon and subject to the assumptions and limitations described in their opinion, the consideration to be received by Unitholders pursuant to the Transaction is fair, from a financial point of view, to such holders.

Advisors

Goodmans LLP and BakerHostetler LLP are acting as legal counsel to the REIT and its subsidiaries. Winston & Strawn LLP is acting as legal counsel to NXDT and its subsidiaries. Doane Grant Thornton is acting as financial advisor to the Special Committee and has provided a fairness opinion. Goodmans is acting as legal counsel to the Special Committee.

NXDT Early Warning Disclosure

Prior to the Transaction, James Dondero, together with the persons and entities which are directly or indirectly controlled or deemed to be controlled by him including NXDT, beneficially owned or exercised control or direction over, 24,164,700 Units, representing an approximate 82.33% ownership interest in the REIT (81.75%, assuming conversion of all outstanding Class B units of the REIT’s operating partnership, NHT Operating Partnership, LLC (“Class B OP Units”)).

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Assuming closing of the Transaction, James Dondero, together with the persons and entities which are directly or indirectly controlled or deemed to be controlled by him including NXDT, will beneficially own or exercise control or direction over, all of the outstanding Units and Class B OP Units.

About NHT

NexPoint Hospitality Trust is a publicly traded real estate investment trust, with its Units listed on the TSX Venture Exchange under the ticker NHT.U. NHT is focused on acquiring, owning and operating well-located real estate assets including, but not limited to, investments in life science and semiconductor manufacturing properties, but mainly focusing on hospitality properties in the United States that offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, a market-based recovery, brand repositioning, revenue enhancements, operational improvements, expense inefficiencies, and exploiting excess land or underutilized space. NHT owns 7 branded properties sponsored by Marriott, Hilton and Hyatt, located across the U.S. NHT is externally advised by NexPoint Real Estate Advisors VI, L.P.

About NXDT

NexPoint Diversified Real Estate Trust (NYSE: NXDT) is an externally advised, publicly traded, diversified REIT focused on the acquisition, development, and management of opportunistic and value-add investments throughout the United States across multiple sectors where NexPoint and its affiliates have operational expertise. NXDT is externally advised by NexPoint Real Estate Advisors X, L.P. For more information, please visit nxdt.nexpoint.com.

Forward Looking Information

This news release includes forward-looking information within the meaning of applicable Canadian securities laws. In some cases, forward-looking information can be identified by the use of words such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, and by discussions of strategies that involve risks and uncertainties, certain of which are beyond the REIT’s and NXDT’s control. In this news release, forward-looking information includes, among other things, statements relating to expectations with respect to the timing and outcome of the Transaction and the anticipated benefits of the Transaction to the parties and their respective security holders. The forward-looking information is based on certain key expectations and assumptions made by each of the REIT and NXDT, including with respect to the structure of the Transaction and all other statements that are not historical facts. The timing and completion of the Transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, required regulatory and unitholder approvals. Although management of each of the REIT and NXDT believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that any transaction, including the Transaction, will occur or that it will occur on the timetable or on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Readers are cautioned not to place undue reliance on forward-looking information. Additional information on these and other factors that could affect the REIT are included in reports on file with Canadian securities regulatory authorities and may be accessed on the SEDAR+ website at www.sedarplus.ca. Additional factors that may affect NXDT’s business or financial results are described in the risk factors included in NXDT’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

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By its nature, such forward-looking information necessarily involves known and unknown risks and uncertainties that may cause actual results, performance, prospects and opportunities in future periods of the REIT and NXDT to differ materially from those expressed or implied by such forward-looking statements. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release and neither the REIT, nor NXDT, nor any other person assumes responsibility for the accuracy and completeness of any forward-looking information, and no one has any obligation to update or revise any forward-looking information, whether as a result of new information, future events or such other factors which affect this information, except as required by law.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by the use of the mails or by means or instrumentality of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This press release is being made in respect of the proposed transaction between NHT and NXDT. In connection with the proposed transaction, NXDT will file with the SEC a registration statement on Form S-4, which will include an information circular and prospectus, to register the NXDT Common Shares that will be issued to the Unitholders (the “Information Circular and Registration Statement”), as well as other relevant documents regarding the proposed transaction. INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE INFORMATION CIRCULAR AND REGISTRATION STATEMENT REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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A free copy of the Information Circular and Registration Statement, as well as other filings containing information about NXDT, may be obtained at the SEC’s website (https://www.sec.gov). You will be able to obtain these documents, free of charge, from NXDT at https://nxdt.nexpoint.com or by emailing IR@nexpoint.com.

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Contact:

Matt McGraner
Chief Investment Officer
(972) 628-4100

Investor Relations
IR@nexpoint.com

Media Inquiries
MediaRelations@nexpoint.com

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 8, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT NXDT-PA	New York Stock Exchange New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 5.02.            Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 11, 2024, Brian Mitts resigned effective as of 11:59 p.m. Central Time on December 31, 2024 from his positions as Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of NexPoint Diversified Real Estate Trust (the “Company”) and from all officer, director and other positions of the Company’s subsidiaries. Mr. Mitts will continue to serve as a member of the Board of Trustees of the Company (the “Board”).

In connection with his resignation as an officer from the Company and his other officer positions, Mr. Mitts and the Company, NexPoint Real Estate Advisors X, L.P., the Company’s external adviser, NexPoint Advisors, L.P. (“NREA”), NexPoint Residential Trust, Inc. (“NXRT”), NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Finance, Inc. (“NREF”), NexPoint Real Estate Advisors VII, L.P., VineBrook Homes Trust, Inc. (“VineBrook”), NexPoint Real Estate Advisors V, L.P., NexPoint Homes Trust, Inc. (“NXHT”), NexPoint Real Estate Advisors XI, L.P., NexPoint Storage Partners, Inc. and NexPoint Hospitality Trust (“NHT”) entered into a Separation Agreement, dated November 11, 2024 (the “Separation Agreement”).

Pursuant to the Separation Agreement, NREA will pay two separation payments of $200,000 to Mr. Mitts, on February 28, 2025 and August 29, 2025 and will subsidize Mr. Mitts’s COBRA premium for a period of twelve months. In addition, pursuant to the Separation Agreement, award agreements reflecting outstanding restricted share units granted to Mr. Mitts by the Company, outstanding restricted stock units granted to Mr. Mitts by NXRT, outstanding restricted stock units granted to Mr. Mitts by NREF and outstanding restricted stock units granted to Mr. Mitts by VineBrook were amended and restated to, among other things, revise the vesting conditions and definitions of “Qualifying Termination” and “Cause” so that Mr. Mitts’s service as a director or trustee of the Company, NXRT, NREF or VineBrook, respectively, will count towards the vesting and forfeiture provisions of the amended and restated award agreements.

Pursuant to the amended and restated award agreements, (i) awards will vest and become nonforfeitable in accordance with and subject to the vesting schedule set forth in the applicable award agreement, subject to Mr. Mitts’s continued status as a director or trustee of the Company, NXRT, NREF or VineBrook, respectively, through each applicable vesting date, (ii) “Qualifying Termination” excludes retirement and includes a termination of service by reason of (A) Mr. Mitts’s death or disability, (B) the failure of the board to recommend Mr. Mitts for re-election as a director or trustee, as applicable, other than for Cause and (C) the failure to receive a sufficient number of “for” votes to be re-elected as a director or trustee or acceptance by the board of directors or trustees, as applicable, of the resignation of Mr. Mitts tendered after the receipt of a sufficient number of “withhold” votes under any applicable majority voting policy at a duly held meeting of stockholders that includes the election of directors or trustees, as applicable, and (iii) “Cause” includes material breach by Mr. Mitts of any agreement then in effect between Mr. Mitts and the Company, NXRT, NREF or VineBrook, respectively, or “cause” as defined in the Company’s, NXRT’s, NREF’s or VineBrook’s respective governing documents. In the event of a Qualifying Termination, all outstanding restricted stock units granted to Mr. Mitts that have not previously vested or been forfeited, will vest pursuant to the amended and restated award agreements.

The Separation Agreement additionally contains, among other things, mutual non-disparagement provisions and a mutual release of claims by Mr. Mitts and the Company.

The foregoing summary of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In connection with Mr. Mitts’s resignation, on November 11, 2024, the Board appointed Paul Richards as the Company’s Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary, effective as of 12:00 a.m. Central Time on January 1, 2025.

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Mr. Richards is 36 and has served as a director for NREA since 2019 and joined in 2017. Mr. Richards has also served as Chief Financial Officer, Assistant Secretary and Treasurer of VineBrook since August 2024, as Vice President of Asset Management and Financing of VineBrook since 2018, as Vice President of Asset Management of NHT since March 2019 and as VP of Originations and Investments of NREF since February 2020. From 2016 to 2017, Mr. Richards served as a Product Strategy Associate at NexPoint Asset Management, L.P. (“NexPoint Asset Management”), formerly known as Highland Capital Management Fund Advisors, L.P., where he was responsible for evaluating and optimizing the registered product lineup. Mr. Richards was hired by a former NREA affiliate in 2014. VineBrook, NHT, NREF, NREA and NexPoint Asset Management may be affiliates of the Company. Previously, Mr. Richards was also employed with Deloitte & Touche LLP’s state and local tax practice where he served as a tax consultant specializing in state strategic tax reviews, voluntary disclosure agreements, state tax exposure research, and overall state tax compliance.

Mr. Richards has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On November 11, 2024, the Board also appointed David Willmore as the Company’s Chief Accounting Officer, Assistant Treasurer and Assistant Secretary, effective as of 12:00 a.m. Central Time on January 1, 2025.

Mr. Willmore is 39 and has served as the Chief Accounting Officer for NREA since 2021. Mr. Willmore has served as VP of Finance at NREF and as VP of Finance at NXRT since February 2020. He has also served as Senior Vice President of Accounting and Finance of NXHT since June 2022. He was previously Senior Manager at NXRT from April 2019 to February 2020 and a Senior Manager at a former NREA affiliate from February 2017 to March 2019. NREA, NREF and NXHT may be affiliates of the Company. With over ten years of accounting, auditing, and financial reporting experience, his primary responsibilities are to implement the financial and operational strategies of NREA’s public and private real estate investment trusts and registered investment funds as well as ensure timely and accurate accounting and reporting. Before joining in October 2011, Mr. Willmore began his career at Deloitte & Touche LLP as an auditor in the Audit and Enterprise Risk Services Group.

Mr. Willmore has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Exhibit Description
10.1

Separation Agreement, dated as of November 11, 2024, by and among NexPoint Advisors, L.P., NexPoint Residential Trust, Inc., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Finance, Inc., NexPoint Real Estate Advisors VII, L.P., NexPoint Diversified Real Estate Trust, NexPoint Real Estate Advisors X, L.P., VineBrook Homes Trust, Inc., NexPoint Real Estate Advisors V, L.P., NexPoint Homes Trust, Inc., NexPoint Real Estate Advisors XI, L.P., NexPoint Storage Partners, Inc., NexPoint Hospitality Trust and Brian Mitts.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

Date: November 14, 2024

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Exhibit 10.1

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (the “Agreement”) is made and entered into as of November 11, 2024 by and among (i) NexPoint Advisors, L.P. (the “Adviser”), (ii) NexPoint Residential Trust, Inc. (“NXRT”), (iii) NexPoint Real Estate Advisors, L.P. (the “NXRT Adviser”), (iv) NexPoint Real Estate Finance, Inc. (“NREF”), (v) NexPoint Real Estate Advisors VII, L.P. (the “NREF Adviser”), (vi) NexPoint Diversified Real Estate Trust (“NXDT”), (vii) NexPoint Real Estate Advisors X, L.P. (the “NXDT Adviser”), (viii) VineBrook Homes Trust, Inc. (“VB”), (ix) NexPoint Real Estate Advisors V, L.P. (the “VB Adviser”), (x) NexPoint Homes Trust, Inc. (“NXHT”), (xi) NexPoint Real Estate Advisors XI, L.P. (the “NXHT Adviser” and, together with the NXRT Adviser, the NREF Adviser, the NXDT Adviser and the VB Adviser, the “REIT Advisers”), (xii) NexPoint Storage Partners, Inc. (“NSP”), (xiii) NexPoint Hospitality Trust (“NHT” and, together with NXRT, NREF, NXDT, VB and NSP, the “REITs”) and Brian Mitts (“Executive”).

WHEREAS, Executive has served as (i) Chief Financial Officer, Real Estate of the Adviser, (ii) Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer of NXRT, (iii) Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer of NREF, (iv) Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of NXDT, (v) Chief Executive Officer, Chief Financial Officer, President, Assistant Secretary and Treasurer of VB, (vi) President, Chief Executive Officer, Chief Financial Officer, Treasurer and Assistant Secretary of NXHT, (vii) Chief Financial Officer and Secretary of NSP, and (viii) Chief Financial Officer and Corporate Secretary of NHT;

WHEREAS, Executive resigned as Chief Executive Officer, Chief Financial Officer Assistant Secretary and Treasurer of VB effective August 26, 2024;

WHEREAS, Executive shall be deemed to have resigned from such other positions, effective as of December 31, 2024 (the “Separation Date”), at which time Executive’s employment with the Adviser, the REITs, the REIT Advisers and NHT OP (collectively, the “Employer Parties”) terminated (the “Separation”);

WHEREAS, Executive has served and, following the Separation, will continue to serve as (i) a member of the board of directors of NXRT, (ii) a member of the board of directors of NREF, (iii) a member of the board of trustees of NXDT, (iv) a member of the board of directors of VB, (v) a member of the board of directors of NXHT and (vi) a member of the board of directors of NSP (collectively, the “Director Positions”);

WHEREAS, Executive has served and, following the Separation, will continue to serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of NHT Operating Partnership GP II, LLC, a subsidiary of NHT (the “NHT Position”); and

WHEREAS, in connection with the Separation, the Employer Parties and Executive desire to enter into this Agreement in order to set forth the respective rights and obligations of the parties.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth in this Agreement, the sufficiency of which the parties acknowledge, it is agreed as follows:

1.    Separation. Effective as of the Separation Date, Executive will cease to serve as (i) Chief Financial Officer, Real Estate of the Adviser, (ii) Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer of NXRT, (iii) Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer of NREF, (iv) Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary of NXDT, (v) President of VB, (vi) President, Chief Executive Officer, Chief Financial Officer, Treasurer and Assistant Secretary of NXHT, (vii) Chief Financial Officer and Secretary of NSP, (viii) Chief Financial Officer and Corporate Secretary of NHT and (ix) all officer, director, or employment positions held by Executive with the Employer Parties or any respective subsidiary or affiliate thereof other than the Director Positions and the NHT Position.

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2.    Compensation; Treatment of LTIP Awards. In connection with Executive’s Separation from the Employer Parties, subject to and conditioned on Executive’s compliance with the terms and conditions set forth in this Agreement, including, without limitation, Executive’s execution of this Agreement and the general release of claims set forth in Section 4 hereof (the “General Release”), Executive shall receive the following “Separation Benefits,” less applicable taxes and withholdings:

(a)      Executive’s continued service in the Director Positions generally will be treated as “continuously employed” (or substantially similar terms) at the applicable REIT for purposes of outstanding equity awards issued pursuant to (i) NXRT’s 2016 Long Term Incentive Plan, (ii) NREF’s 2020 Long Term Incentive Plan, (iii) NREF’s Amended and Restated 2020 Long Term Incentive Plan, (iv) NXDT’s 2023 Long Term Incentive Plan, (v) VB’s 2018 Long Term Incentive Plan and (vi) VB’s 2023 Long Term Incentive Plan.

(b)      All award agreements with respect to outstanding awards issued to Executive pursuant to the foregoing plans will be amended and restated substantially in the form attached hereto as Exhibit A or Exhibit B, as applicable, to, among other things, (i) provide that such awards will vest and become nonforfeitable in accordance with and subject to the vesting schedule set forth in the applicable award agreement, subject to Executive’s continued status as a director or trustee of the applicable REIT through each applicable vesting date, (ii) amend the definition of “Qualifying Termination” to exclude Executive’s retirement and include a termination of service by reason of (A) Executive’s death or disability, (B) the failure of the board to recommend Executive for re-election as a director or trustee, as applicable, other than for Cause and (C) the failure to receive a sufficient number of “for” votes to be re-elected as a director or trustee or acceptance by the board of directors or trustees, as applicable, of the resignation of Executive tendered after the receipt of a sufficient number of “withhold” votes under any applicable majority voting policy at a duly held meeting of stockholders that includes the election of directors or trustees, as applicable, and (iii) amend the definition of “Cause” to include material breach by Executive of any agreement then in effect between Executive and the applicable REIT or “cause” as defined in the applicable REIT’s Articles of Amendment and Restatement.

(c)      The Adviser will pay to Executive two separation payments, less applicable taxes and withholdings, which will be payable as follows: $200,000 on February 28, 2025 and $200,000 on August 29, 2025.

(d)      The Adviser will subsidize, by payment directly to Discovery Benefits, the actual cost of COBRA medical and dental insurance for Executive and Executive’s dependents enrolled in the Adviser’s medical and dental coverage for a period of twelve (12) months following the termination of their employer-sponsored benefits as officially recorded in Executive’s COBRA Specific Rights Notification, November 1, 2024 – April 30, 2025 (the “COBRA Subsidy”). Executive retains sole responsibility for enrolling in COBRA in order to accept such subsidy within sixty (60) calendar days of the termination of their employer-sponsored benefits as officially recorded in Executive's COBRA Specific Rights Notification. Failure to enroll in COBRA will forfeit Executive's right to the COBRA Subsidy. The amount of the COBRA Subsidy is taxable compensation to Executive.

(e)      The Separation Benefits is a gross amount, subject to all deductions that are deemed necessary by Executive to comply with state or federal laws on withholding. Executive agrees that he otherwise is responsible for paying all state, federal, and local taxes owed in connection with these payments.

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(f)      Executive agrees that, other than Separation Benefits set forth in this Section 2 or as otherwise expressly set forth in this Agreement, Executive shall not be entitled to any additional or further consideration or payments from any Employer Party, or any of their respective affiliates, including, but not limited to, any vested, unvested, contingent or deferred salary, bonuses, stock or stock equivalents, equity grants, or other compensation in whatever form; provided however, that, for the avoidance of doubt, Executive will receive annual non-employee director or trustee compensation at each REIT at which he holds a Director Position consistent with the non-employee director or trustee compensation received by other non-employee directors or trustees at such REIT for each Director Position so long as he continues to serve in each Director Position.

3.    Accrued Obligations. As soon as practicable following the Separation Date, the Adviser shall provide reimbursement to Executive for any business expenses that he submits to the Adviser in accordance with its expense reimbursement policy. In addition, Executive shall be entitled to vested benefits under the applicable employee benefit plans maintained by the Employer Parties in accordance with the terms and conditions of such plans.

4.    Release of Claims.

(a)      In exchange for the Separation Benefits, and in consideration of the further agreements and promises set forth herein, Executive agrees unconditionally and forever to release and discharge the Employer Parties, including, without limitation, any of the Employer Parties respective current and former officers, directors, members, managers, employees, representatives, attorneys and agents, as well as all of their predecessors, parents, subsidiaries, affiliates, successors in interest and assigns (collectively, the “Releasees”) from any and all claims, actions, causes of action, demands, rights, or damages of any kind or nature which Executive may now have, or ever have, whether known or unknown, including any claims, causes of action or demands of any nature arising out of or in any way relating to Executive’s employment with, or termination from employment with any Employer Parties on or before the date Executive signs this Agreement.

(b)      This release specifically includes any and all claims relating to or arising from Executive’s employment with any Employer Parties, the terms and conditions of that employment, and the termination of that employment relationship, without limitation: any and all claims for fraud; breach of contract; breach of implied covenant of good faith and fair dealing; inducement of breach; interference with contract; wrongful or unlawful discharge or demotion; violation of public policy; assault and battery; invasion of privacy; intentional or negligent infliction of emotional distress; intentional or negligent misrepresentation; conspiracy; failure to pay wages, benefits, vacation pay, severance pay, attorneys’ fees, or other compensation of any sort; wrongful termination; retaliation; wrongful demotion; discrimination or harassment on any basis protected by federal, state or local law including, but not limited to race, color, sex, gender identity, national origin, ancestry, religion, disability, handicap, medical condition, marital status, and sexual orientation; any claim under Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1866, 1870 and 1991, the Family and Medical Leave Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, the Genetic Information Nondiscrimination Act, Section 1981 of Title 42 of the United States Code, the Rehabilitation Act of 1973, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Uniform Services Employment and Reemployment Rights Act, the Texas Payday Act, Chapter 21 of the Texas Labor Code, and all other federal, state, or local statutes, ordinances and laws; violation of any safety and health laws, statutes or regulations; or any other wrongful conduct, based upon events occurring prior to the date of execution of this release (“Released Claims”). The Released Claims, however, shall not include any claims, rights or benefits arising under this Agreement, for vested benefits under the applicable employee benefit plans maintained by the REITs in accordance with the terms and conditions of such plans, or any claims for indemnification (including advancement of expenses) arising under any written indemnification agreement between the REITs and Executive (including, but not limited to, (i) that certain Indemnification Agreement, dated as of March 18, 2015, between NXRT and Executive (the “NXRT Indemnification Agreement”), (ii) that certain Indemnification Agreement, dated as of February 6, 2020, between NREF and Executive (the “NREF Indemnification Agreement”), (iii) that certain Indemnification Agreement, dated as of July 1, 2022, between NXDT and Executive (the “NXDT Indemnification Agreement”), (iv) that certain Indemnification Agreement, dated as of November 1, 2018, between VB and Executive (the “VB Indemnification Agreement”), (v) that certain Indemnification Agreement, dated June 8, 2022, between NXHT and Executive (the “NXHT Indemnification Agreement”) and (vi) that certain Indemnification Agreement, dated March 27, 2019, between NHT and Executive (the “NHT Indemnification Agreement”) and, together with the NXRT Indemnification Agreement, the NREF Indemnification Agreement, the NXDT Indemnification Agreement, the VB Indemnification Agreement, the NXHT Indemnification Agreement, and the NSP Indemnification Agreement (the “Indemnification Agreements”)) or pursuant to the bylaws of the REITs, as applicable, or pursuant to applicable law.

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(c)      Executive further understands, acknowledges, and agrees to waive Executive’s rights under any other statute or regulation, state or federal, that provides that a general release does not extend to claims that Executive does not know or suspect to exist in Executive’s favor at the time of executing this Agreement and Release, which if known to Executive must have materially affected Executive’s settlement with the Employer Parties.

(d)      The Employer Parties, on behalf of themselves and the Releasees, agree to unconditionally and forever release and discharge Executive from any and all claims, actions, causes of action, demands, right or damages of any kind or nature (other than those relating to Executive’s service as a director or trustee of the Adviser or REITs) which they may now have, or ever had, whether known or unknown, arising out of or in any way related to Executive’s employment with or termination from employment on or before the date Executive signs this Agreement.

(e)      The parties intend this mutual release to be a full and comprehensive general release waiving and releasing all claims, demands, and causes of action, known or unknown, to the fullest extent permitted by law except as otherwise expressly provided herein. Nothing in this Agreement is intended to nor shall it be interpreted to release any claim which, by law, may not be released. This Agreement is not intended to and does not affect any rights or claims arising after the date this Agreement is executed by Executive. Further, this Agreement shall not limit or prohibit any party’s ability to bring a claim to enforce this Agreement nor shall it waive or limit Executive’s right to indemnification (including with respect to any right to receive advancement of expenses and to be held harmless) pursuant to any applicable directors and officers liability insurance coverage, any written indemnification agreement between any of the Employer Parties and Executive (including, but not limited to, the Indemnification Agreements) or pursuant to the bylaws of the REITs, as applicable, or pursuant to applicable law.

5.    Additional Representations and Warranties.

(a)      Executive represents that Executive has no pending complaints or charges against the Releasees, or any of them, with any state or federal court, or any local, state or federal agency, division, or department based on any event(s) occurring prior to the date Executive signs this Agreement. Executive further represents that Executive will not in the future file, participate in, encourage, instigate or assist in the prosecution of any claim, complaints, charges or in any lawsuit by any party in any state or federal court against the Releasees, or any of them, unless such aid or assistance is ordered by a court or government agency or sought by compulsory legal process, claiming that the Releasees, or any of them, have violated any local, state or federal laws, statutes, ordinances or regulations based upon events occurring prior to the execution of this Agreement. This prohibition applies only in situations where Executive may legally waive the ability to bring or participate in a legal action against his former employer as a matter of law. Nothing in this Agreement (or any other policy, plan, or program of the Employer Parties) is intended to, or shall be deemed to, prohibit or restrict Executive in any way from communicating directly with, reporting to, cooperating with, responding to any inquiry from, or providing testimony before, the Securities and Exchange Commission, FINRA, or any other self-regulatory organization, or any other federal or state regulatory authority, or governmental agency or entity, regarding any possible securities violation or other possible violation of law or this Agreement or its underlying facts and circumstances. Nothing in this Agreement shall be construed as prohibiting Executive from making a future claim with the Equal Employment Opportunity Commission or any similar state agency; provided, however, that should Executive pursue such an administrative action against the Releasees, or any of them, to the maximum extent allowed by law, Executive agrees and acknowledges that Executive will not seek, nor shall Executive be entitled to recover, any monetary damages from any such proceeding. Moreover, Executive is not required to provide advance notice to, or have prior authorization from, the Employer Parties in order to engage in any of the foregoing activity referenced in this Paragraph. Without prior authorization of the Chief Executive Officer of Adviser, however, the Employer Parties do not authorize Executive to disclose to any third party (including any government official or any attorney Executive may retain) any communication that is covered by the Employer Parties (or the Releasees) attorney-client or other privilege. For the avoidance of doubt, this Agreement does not limit Executive’s eligibility to receive an award out of monetary sanctions collected by any government agency as provided by applicable whistle-blower programs.

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(b)      Each Employer Parties represents that neither it nor any of its parents, subsidiaries or affiliated companies has any pending complaints or charges filed by any of them, or on behalf of any of them, against Executive with any state or federal court, or any local, state or federal agency, division, or department based on any act, omission or event(s) occurring prior to the date such Employer Parties signs this Agreement.

6.    No Admission of Liability. By entering into this Agreement, none of the Employer Parties or Executive suggests or admits to any liability to one another or that they violated any law or any duty or obligation to one another, or that they committed any wrongdoing whatsoever.

7.    Blue Penciling. If, at any time after the date of the execution of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect. However, the illegality or unenforceability of such provision shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement; provided, however, that if the General Release contained in this Agreement is deemed void or unenforceable, Executive agrees to promptly execute a valid general release and waiver in favor of the Releasees.

8.    Sole and Exclusive Benefits. This Agreement provides for the sole and exclusive benefits for which Executive is eligible as a result of his separation of service with the Employer Parties, except as otherwise required by law, and Executive shall not be eligible for any contractual benefits under any other agreement or arrangement providing for benefits upon a separation from service, including, but not limited to, any payments any severance plan, policy or program of any Employer Party.

9.    Other Executive Representations and Covenants. Executive and the Employer Parties agree to and make the following representations and covenants, as applicable:

(a)      On or prior to the Separation Date, unless otherwise agreed upon with the Adviser, Executive shall promptly return to each Employer Party any property of such Employer Party in his possession, custody or control, including, but not limited to, computers, or other electronic devices, files, identification card, data storage devices, office keys, documents (hard copy or electronic files), email communications or other business communications or records, and any sources of confidential information, unless otherwise agreed by the Executive and the Adviser.

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(b)      Executive agrees that he will not defame or disparage any Employer Party, their respective affiliates, and any of their directors, officers, agents, employees and representatives and/or any Employer Party’s products or services. Each Employer Party agrees that such Employer Party’s officers and directors shall not defame or disparage Executive or his performance as an officer, director or employee of the Employer Parties. Notwithstanding anything to the contrary herein, nothing in this Agreement prohibits Executive or any Employer Party’s officers or directors from truthfully testifying in any legal proceeding or providing truthful information to any governmental, regulatory or administrative agency or in connection with any action to enforce the rights of this Agreement.

(c)      Each REIT at which the Executive holds a Director Position shall maintain a directors and officers liability insurance policy that covers Executive to the same extent that it covers its directors and officers for a period of six years following the Separation Date with respect to any acts, omissions or events that occurred during Executive’s employment with such REIT. Each REIT at which the Executive holds a Director Position shall also continue to provide Executive with indemnification (including advancement of fees and expenses) in accordance with the terms and conditions of the Indemnification Agreements. Notwithstanding anything to the contrary herein or in any other agreement between Executive and any of the Employer Parties, Executive shall not be entitled to indemnification or advancement of any legal fees or expenses for any dispute between Executive and any of the Employer Parties or any of their affiliates.

10.    Consultation and Cooperation. In consideration of the Severance Benefits, for a period of twelve (12) months after the Separation Date Executive agrees to reasonably cooperate with any of the Employer Parties, at their reasonable request, to consult, and provide such information as may from time to time be requested by any of the Employer Parties in connection with various legal or business matters in which Executive was involved in connection with his employment with the Employer Parties, or about which Executive has knowledge or information, and to take any other action reasonably required by any of the Employer Parties relating to legal or business matters in which Executive was involved in connection with his employment with the Employer Parties, including cooperation with any of the Employer Parties, in all pending and future litigation, claims, investigations, examinations, or audits by any federal, state, or local governmental agencies involving any of the Employer Parties, in which any of the Employer Parties reasonably believes that Executive may have relevant knowledge or information. For the avoidance of doubt, the consultation and cooperation described herein shall be in addition to his service as a director or trustee, as applicable, to each REIT at which the Executive holds a Director Position.

(a)      Limitations. While performing services following the Separation Date pursuant to this Agreement, Executive acknowledges and agrees that his relationship to any of the Employer Parties will be that of an independent contractor, that none of the Employer Parties will exercise any control or direction over the methods by which he performs services pursuant to this Agreement, and that he will not be, nor will he represent to anyone, that he is an active executive officer of any of the Employer Parties. Notwithstanding the foregoing, at no time following the date of this Agreement shall Executive have, and Executive agrees not to purport to have or exercise any actual or apparent authority to enter into contracts, commitments, or obligations of any kind, or to make any representations, on behalf of any of the Employer Parties, unless expressly authorized to do so in writing by an authorized representative of the Employer Parties. Executive also will not have, and agrees not to purport to have or exercise, the authority to supervise or direct the activities of any executive of any of the Employer Parties. Executive further acknowledges and agrees that, during such period when he is providing consulting services to any of the Employer Parties and thereafter, he will not be eligible to participate in any of the rights and benefits afforded to executives of any of the Employer Parties.

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(b)      Hold Harmless/Indemnification. Each Employer Party agrees, on its own behalf and not jointly, to hold harmless and indemnify Executive for any claim, reasonable expense, loss or damage, including without limitation Executive’s costs and reasonable attorney's’ fees, arising out of, or in connection with, any such cooperation Executive undertakes for such Employer Party pursuant to this Section.

(c)      Providing Testimony. Executive further agrees that upon the reasonable request of any Employer Party, Executive will provide testimony in court or upon deposition and other information (whether by testimony or otherwise) that is truthful, accurate, and complete, according to information known to Executive, in connection with the prosecution or defense of any of the Employer Parties in any pending or future litigation, claims, investigations, examinations, or audits. Executive acknowledges that he shall not be paid a consulting fee for any time spent providing testimony and/or responding to a subpoena issued to Executive individually, but he shall be reimbursed for any reasonable out-of-pocket expenses he incurs providing such testimony. Notwithstanding anything herein to the contrary, in no event shall Executive be entitled to any payments or reimbursements hereunder with respect to any matter regarding which Executive is directly or indirectly adverse to any of the Employer Parties, including, without limitation being called or subpoenaed by an Employer Party as an adverse witness to any Employer Party.

11.    Assignment of Work Product / Works for Hire. Executive acknowledges and agrees that any work product prepared, conceived, or developed by Executive during the term of his employment with any of the Employer Parties, including but not limited to all written documents and electronic data pertaining thereto, is and shall remain the exclusive property of such Employer Party, and will be considered confidential information subject to the terms of this Agreement. Executive agrees that when appropriate, and upon written request of any Employer Party, Executive will acknowledge that his work product constitutes "works for hire" and will cooperate in the filing for patents or copyrights with regard to any or all such work product and will sign documentation necessary to evidence ownership by such Employer Party of such work product.

12.    Voluntary Agreement. Executive represents that Executive has carefully read this Agreement and fully understands it and that in signing this document, Executive understands that Executive is releasing the Employer Parties from the Released Claims that Executive has or may have against the Employer Parties as of the date Executive signs this Agreement. Executive has been advised of Executive’s right to consult with an attorney of Executive’s choice, and Executive freely and voluntarily agrees to the terms set forth in this Agreement, and knowingly and willingly intends to be legally bound by them.

13.    This Agreement Governs. Executive acknowledges and agrees that the Employer Parties have made no promises, commitments or representations to Executive other than those contained in this Agreement and that Executive has not relied upon any statement or representation made by any Employer Party with respect to the basis or effect of this Agreement or otherwise.

14.    Binding Agreement. This Agreement shall bind Executive, Executive’s heirs, beneficiaries, trustees, administrators, executors, and legal representatives, and shall inure to the benefit of the Releasees, and their respective beneficiaries, trustees, administrators, executors, assigns and legal representatives. Executive may not assign any of Executive’s rights or obligations under this Agreement. Without limiting the foregoing, an Employer Party may assign its rights and delegate its duties hereunder in whole or in part to any affiliate of the Employer Parties or to any transferee of all or a portion of an Employer Party’s assets or business.

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15.    Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, except that the Indemnification Agreements, Executive’s equity award agreements (as amended and restated pursuant to Section 2 above), post appointment restrictive covenants, including any noncompete or non-solicit agreements, and any existing post-employment obligations Executive has with respect to confidentiality under any agreement entered into between Executive and an Employer Party shall remain in full force and effect. This Agreement may not be changed orally, and no modification, amendment or waiver of any of the provisions contained in this Agreement, nor any future representation, promise or condition in connection with the subject matter hereof, shall be binding upon any party unless made in writing and signed by such party.

16.    Counterparts; Electronic Signature. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. The facsimile, email or other electronically delivered signatures of the parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

17.    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflicts of law. Any dispute related to or arising out of this Agreement exclusively and solely shall be adjudicated in the state and federal courts of Dallas County, Texas. All parties hereto agree to submit themselves to the personal jurisdiction of the state and federal courts of Dallas County, Texas in connection with any dispute related to or arising out of this Agreement.

18.    Successors and Assigns. This Agreement shall be binding on each Employer Party and Executive and upon their respective heirs, representatives, successors and assigns.

19.    Interpretation. Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or construing the Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

20.    Code Section 409A.

(a)      Exemption or Compliance. The Agreement and Separation Benefits paid in connection with it are intended to be exempt from or otherwise comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”), including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions, and shall be administered, construed and interpreted in accordance with such intent. Any Separation Benefits that fail to qualify for the exemptions under Code Section 409A shall be paid or provided in accordance with the requirements of Code Section 409A. Notwithstanding the foregoing, the Employer Parties cannot guarantee that the Separation Benefits provided under the Agreement will satisfy all applicable provisions of Code Section 409A and the Executive shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of the Executive in connection with this Agreement (including any taxes and penalties under Code Section 409A), and neither the Employer Parties nor any of its subsidiaries or affiliates shall have any obligation to indemnify or otherwise hold the Executive (or any beneficiary) harmless from any or all of such taxes or penalties.

(b)      Payments and Reimbursements. Each payment under this Agreement is intended to be treated as one of a series of separate payments for purposes of Code Section 409A. To the extent any reimbursements or in-kind benefit payments under the Agreement are subject to Code Section 409A, such reimbursements and in-kind benefit payments will be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv) (or any similar or successor provisions).

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(c)      Specified Employees. Notwithstanding anything in the Agreement to the contrary, to the extent the Executive is considered a “specified employee” (as defined in Code Section 409A) and would be entitled to a payment during the six-month period beginning on the Executive’s separation from service (as defined in Code Section 409A) that is not otherwise excluded under Code Section 409A under the exception for short-term deferrals, separation pay arrangements, reimbursements, in-kind distributions, or any otherwise applicable exemption, the payment will not be made to the Executive until the earlier of the six-month anniversary of the Executive’s separation from service or the Executive’s death and will be accumulated and paid on the first day of the seventh month following the separation from service.

(d)      Amendment. The parties may amend the Agreement to the minimum extent necessary to satisfy the applicable provisions of Code Section 409A.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the undersigned have executed this Separation Agreement as of the date first above written.

NEXPOINT ADVISORS, L.P.

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

NEXPOINT RESIDENTIAL TRUST, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS, L.P.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE FINANCE, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS VII, L.P.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

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NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

VINEBROOK HOMES TRUST, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS V, L.P.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT HOMES TRUST, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

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NEXPOINT REAL ESTATE ADVISORS XI, L.P.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT STORAGE PARTNERS, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

NEXPOINT HOSPITALITY TRUST, INC.

By:	/s/ Matthew McGraner
Name:	Matthew McGraner
Title:	Authorized Signatory

EXECUTIVE

/s/ Brian Mitts
Brian Mitts

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EXHIBIT A

FORM OF AMENDED AND RESTATED

AWARD AGREEMENT

I-2066

FORM OF

Amended and Restated

Restricted Stock Units Agreement1

This RESTRICTED STOCK UNITS AGREEMENT (this “Agreement”) originally made as of [DATE], by and between [Company] (the “Company”), and Brian Mitts (the “Grantee”), is amended and restated as of [DATE], 2024 (“Effective Date”) as follows:

1.     Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Company’s [Plan] (as may be amended from time to time, the “Plan”).

2.     Grant of RSUs. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to the Grantee as of [DATE] (the “Date of Grant”) [# OF RSUs] Restricted Stock Units (“RSUs”). Each RSU shall represent the right of the Grantee to receive one Share.

3.     Restrictions on Transfer of RSUs. Subject to Section [15 or 16] of the Plan, neither the RSUs evidenced hereby nor any interest therein or in the Shares underlying such RSUs shall be transferable prior to payment to the Grantee pursuant to Section 5 hereof other than by will or pursuant to the laws of descent and distribution.

4.     Vesting of RSUs.

(a)

The RSUs covered by this Agreement shall become nonforfeitable and payable to the Grantee pursuant to Section 5 hereof (“Vest” or similar terms) as provided in this Section 4(a). For the avoidance of doubt, RSUs that vested on or prior to the Effective Date remain fully Vested. The RSUs covered by this Agreement shall Vest (or have already Vested, as applicable) [one-fourth or one-fifth] on each of the first [four or five] anniversaries of the Date of Grant, in each case, conditioned upon the Grantee’s continuous service as a member of the Board of Directors (the “Board”) of the Company through each such date (the period from the Date of Grant until the [fourth or fifth] anniversary of the Date of Grant, the “Vesting Period”). Any RSUs that do not so Vest will be forfeited, including, except as provided in Section 4(b) and Section 4(c) below, if the Grantee ceases to be continuously in service as a member of the Board of the Company prior to the end of the Vesting Period. For purposes of this Agreement, “continuously in service” (or substantially similar terms) means the absence of any interruption or termination of the Grantee’s service as a member of the Board.

(b)

(i)    Notwithstanding Section 4(a) above, in the event of a Change in Control that occurs prior to the end of the Vesting Period, the RSUs shall become Vested and payable in accordance with this Section 4(b). If at any time before the end of the Vesting Period or forfeiture of the RSUs, and while the Grantee is continuously in service as a member of the Board, a Change in Control occurs, then all of the RSUs will become Vested and payable to the Grantee in accordance with Section 5 hereof, except to the extent that a Replacement Award is provided to the Grantee in accordance with Section 4(b)(ii) to continue, replace or assume the RSUs covered by this Agreement (the “Replaced Award”).

1 Form to be used for NexPoint Residential Trust, Inc., NexPoint Real Estate Finance, Inc. and NexPoint Diversified Real Estate Trust.

I-2067

(ii)

For purposes of this Agreement, a “Replacement Award” means an award (A) of the same type (e.g., time-based restricted stock units) as the Replaced Award, (B) that has a value at least equal to the value of the Replaced Award, (C) that relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (D) the tax consequences of which to such Grantee under the Code are not less favorable to such Grantee than the tax consequences of the Replaced Award, and (E) the other terms and conditions of which are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the two preceding sentences are satisfied. The determination of whether the conditions of this Section 4(b)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(c)

Notwithstanding Section 4(a) above, the RSUs shall Vest (to the extent the RSUs have not previously become Vested or been forfeited) prior to the end of the Vesting Period in accordance with Section 5 hereof upon the Grantee’s Qualifying Termination by the Company or its successor (“Successor”).

(d)	For purposes of this Agreement, the following definitions apply:

(i)

“Affiliates” has the meaning set forth in the Plan, including the clarification that the term includes the [Adviser or Manager] and Operating Partnership, except that for avoidance of doubt under this Agreement the term also includes any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the [Adviser or Manager].

(ii)

“Cause”  shall have the same meaning as “cause” as defined in the Company’s [Articles of Amendment and Restatement (as may be amended from time to time) or governing instrument (as may be amended from time to time) or applicable law], and shall also mean a material breach by the Grantee of any agreement then in effect between the Grantee and the Company or Successor.

(iii)

“Disability” shall mean a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Grantee to be unable to engage in any substantial gainful activity.

(iv)

“Qualifying Termination” shall mean the cessation of Grantee’s continuous service due to (A) Grantee’s death, (B) Grantee’s Disability, (C) the failure of the Board to recommend Grantee for re-election as a [director or trustee] and (C) the failure to receive a sufficient number of “for” votes to be re-elected as a [director or trustee] or acceptance by the Board of the resignation of Grantee required to be tendered within 90 days (and thus constituting an involuntary termination) after the receipt of a sufficient number of “withhold” votes under any applicable majority voting policy at a duly held meeting of stockholders that includes the election of [directors or trustees].

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5.     Form and Time of Payment of RSUs.

(a)	General. Subject to Section 4 and Section 5(b), payment for Vested RSUs will be made in Shares within 10 days following the Vesting dates specified in Section 4(a).

(b)	Other Payment Events. Notwithstanding Section 5(a), to the extent that the RSUs are Vested on the dates set forth below, payment with respect to the RSUs will be made as follows:

(i)

Change in Control. Upon a Change in Control, and if no Replacement Award is granted, the Grantee is entitled to receive payment for Vested RSUs in Shares on the date of the Change in Control; provided, however, that if such Change in Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code, and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the Grantee is entitled to receive the corresponding payment on the date that would have otherwise applied pursuant to Sections 5(a) or 5(b)(ii) as though such Change in Control had not occurred.

(ii)

Qualifying Termination due to Death or Disability . Upon Grantee’s Qualifying Termination of service with the Company due to the Grantee’s Death or Disability, the Grantee or the Grantee’s beneficiary or estate (as applicable) will receive payment for Vested RSUs in Shares within 10 days following Grantee’s Qualifying Termination due to Death or Disability.

(iii)

Qualifying Termination other than due to Death or Disability. In the event that the Grantee incurs a Qualifying Termination other than due to Grantee’s Death or Disability, subject to and conditioned upon the Grantee’s execution of a general release of claims in a form prescribed by the Company (the “Release”) within 21 days (or 45 days or such other number of days if necessary to comply with applicable law) after the date of such Qualifying Termination and, if the Grantee is entitled to a seven day post-signing revocation period under applicable law, the Grantee’s non-revocation of such Release during such seven day period, the Award will Vest and become nonforfeitable on the 55th day following the date of such Qualifying Termination with respect to that number of RSUs subject to the Award which would have become vested and nonforfeitable during the 12-month period immediately following the date of such Qualifying Termination had the Grantee remained continuously in service as a member of the Board during such period (and will, following the Grantee’s Qualifying Termination, remain outstanding and eligible to Vest on such date if the Release has become effective and irrevocable).

(c)	Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Grantee at a time earlier than otherwise expressly provided in this Agreement.

(d)

The Committee may also determine to pay for Vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Grantee with respect to the RSUs will be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

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6.     Dividend Equivalents; Other Rights.

(a)

The Grantee shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Grantee pursuant to Section 5 above.

(b)

From and after the Date of Grant and until the earlier of (i) the time when the RSUs become Vested and are paid in accordance with Section 5 hereof or (ii) the time when the Grantee’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 4 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including Vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)

The obligations of the Company under this Agreement will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held or set aside as security for the obligations of the Company under this Agreement.

7.     Adjustments. The number of Shares issuable for each RSU and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section [11 or 12] of the Plan.

8.     Withholding Taxes. The Grantee will be solely responsible for the payment of all taxes that arise with respect to the granting and payment of the RSUs settled after the Effective Date, including the payment of any Shares.

9.     Compliance With Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any Shares pursuant to this Agreement if the issuance thereof would result in a violation of any such law. Notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue Shares or make any payments pursuant to this Agreement if the issuance or payment thereof could impair the Company’s status as a REIT.

10.    Compliance With Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause this Agreement or the Plan to fail to satisfy Section 409A of the Code shall have no force or effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of the Grantee). Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

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11.     No Right to Future Awards or Board Membership. The grant of the RSUs under this Agreement to the Grantee is a voluntary, discretionary award being made on a one-time basis, and it does not constitute a commitment to make any future awards. Nothing contained in this Agreement shall confer upon the Grantee any right to continued service as a member of the Board.

12.     Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that (a) no amendment shall adversely affect the rights of the Grantee under this Agreement without the Grantee’s written consent, and (b) the Grantee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act or to prevent impairment of the Company’s status as a REIT.

13.     Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

14.     Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement.

15.     Clawback. Any award granted under this Agreement shall be subject to any clawback or recoupment policy currently in effect or as may be adopted by the Company, in each case, as may be amended from time to time.

16.     Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the RSUs and the Grantee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request the Grantee’s consent to participate in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17.    Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Maryland or state of incorporation or formation of the Company, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

18.    Successors and Assigns. Without limiting Section 3 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

19.    Acknowledgement. The Grantee acknowledges that the Grantee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.

20.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

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[Company]

By:
Name:
Title:

Grantee Acknowledgment and Acceptance

By:
Name: Brian Mitts

[Signature Page to A&R RSU Agreement]

I-2072

EXHIBIT B

FORM OF AMENDED AND RESTATED

AWARD AGREEMENT

I-2073

VINEBROOK HOMES TRUST, INC.

FORM OF

Amended and Restated

RESTRICTED STOCK UNITS AGREEMENT

This RESTRICTED STOCK UNITS AGREEMENT (this “Agreement”), originally made and entered into as of [Grant Date] (the “Grant Date”), by and between VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), and Brian Mitts (the “Participant”), is amended and restated as of [DATE], 2024 (“Effective Date”). Capitalized terms used in this Agreement but not otherwise defined herein shall have their respective meanings set forth in the VineBrook Homes Trust, Inc. [2018 or 2023] Long Term Incentive Plan (as amended or restated from time to time, the “Plan”).

In consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.        Grant of Award. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and the Plan, in consideration of the Participant’s agreement to provide services to or for the benefit of the Company, the Company hereby grants to the Participant as of the Grant Date an award of [# of RSUs] RSUs (the “Award”). Each RSU covered by the Award shall represent the right of the Participant to receive one Share. Each such RSU shall have the rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption and conversion set forth herein and in the Plan.

2.        Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

(a)        “Cause” shall have the same meaning as “cause” as defined in the Company’s Articles of Amendment and Restatement (as may be amended from time to time), and shall also mean a material breach by the Participant of any agreement then in effect between the Participant and [the Company or NexPoint Real Estate Advisors V, L.P. (the “Adviser”)] or its Affiliates.

(b)        “Change in Control” has the meaning set forth in the Plan; provided, that for purposes of this Agreement, [references in Section 13(ii) of the Plan to 35% shall be 75% and references in Section 13(iii) of the Plan to 35% shall be 50.1% or references in Section 13(i) of the Plan to 50.1% shall be 75%]. Change in Control also means (A) the termination of the Advisory Agreement, dated as of November 1, 2018 (as amended or restated from time to time, the “Advisory Agreement”), pursuant to Section 13(c) thereof or (B) the internalization of the Adviser pursuant to Section 16 of the Advisory Agreement.

(c)        “Disability” means a medically determinable physical or mental impairment expected to result in death or to continue for a period of not less than 12 months that causes the Participant to be unable to engage in any substantial gainful activity.

(d)        “Qualifying Termination” means a termination of Participant’s continued service as a Service Provider by reason of (i) the Participant’s death, (ii) the failure of the Board to recommend Participant for re-election as a director and (iii) the failure to receive a sufficient number of “for” votes to be re-elected as a director or acceptance by the Board of the resignation of Participant required to be tendered within 90 days (and thus constituting an involuntary termination) after the receipt of a sufficient number of “withhold” votes under any applicable majority voting policy at a duly held meeting of stockholders that includes the election of directors.

I-2074

(e)        “Restrictions” means the exposure to forfeiture set forth in Section 8.

(f)        “Service Provider” means a Director.

3.        Restricted Stock Units Subject to the Plan. The Award is subject to the terms of the Plan, including, without limitation, the restrictions on transfer set forth in Section 16 of the Plan. Any permitted transferee of the Award shall take such Award subject to the terms of the Plan and this Agreement. Any such permitted transferee must, upon the request of the Company, agree to be bound by the Plan and this Agreement, and shall execute the same on request, and must agree to such other waivers, limitations, and restrictions as the Company may reasonably require. Any transfer of the Award which is not made in compliance with the Plan and this Agreement shall be null and void and of no effect.

4.        Vesting; Form and Time of Payment of RSUs.

(a)        Vesting. Subject to Sections 4(b), 4(c) and 4(d), the Restrictions set forth in Section 8 below will lapse (or have lapsed, as applicable) and the RSUs will vest and become nonforfeitable (or have lapsed and become nonforfeitable, as applicable) in accordance with and subject to the vesting schedule set forth on Exhibit A attached hereto, subject to the Participant’s continued status as a Service Provider through each applicable vesting date. For the avoidance of doubt, RSUs that vested on or prior to the Effective Date remain fully Vested.

(b)        Qualifying Termination Due to Death or Disability. In the event that the Participant incurs a Qualifying Termination due to the Participant’s death or Disability, the RSUs will vest in full and become nonforfeitable upon such Qualifying Termination.

(c)        Qualifying Termination other than due to Death. In the event that the Participant incurs a Qualifying Termination other than due to Death, subject to and conditioned upon the Participant’s execution of a general release of claims in a form prescribed by the Company (the “Release”) within 21 days (or 45 days or such other number of days if necessary to comply with applicable law) after the date of such Qualifying Termination and, if the Participant is entitled to a seven day post-signing revocation period under applicable law, the Participant’s non-revocation of such Release during such seven day period, the Award will vest and become nonforfeitable on the 55th day following the date of such Qualifying Termination with respect to that number of RSUs subject to the Award which would have become vested and nonforfeitable during the 12 month period immediately following the date of such Qualifying Termination had the Participant continuously remained a Service Provider during such period.

(d)        Change in Control. If at any time before the end of the vesting period set forth on Exhibit A attached hereto or forfeiture of the RSUs, and subject to the Participant’s continued status as a Service Provider, a Change in Control occurs, the RSUs will vest in full and become nonforfeitable on the 55th day following the date of such Change in Control.

(e)        Except to the extent provided by Section 409A of the Code and permitted by the Committee, no Shares may be issued to the Participant at a time earlier than otherwise expressly provided in this Agreement.

(f)        The Committee may also determine to pay for vested RSUs in cash based on the market value of the Shares on the date of settlement. The Company’s obligations to the Participant with respect to the RSUs shall be satisfied in full upon the issuance of Shares corresponding to such RSUs or upon a cash payment corresponding to such RSUs.

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(g)        Delivery. Notwithstanding anything else contained herein to the contrary, the Shares with respect to each vested RSU shall be delivered on the applicable vesting date; provided, under no circumstances will the Shares be delivered later than March 15th of the year following the year of the vesting date.

5.        Dividend Equivalents; Other Rights.

(a)        The Participant shall have no rights of ownership in the Shares underlying the RSUs and no right to vote the Shares underlying the RSUs until the date on which the Shares underlying the RSUs are issued or transferred to the Participant pursuant to Section 4 above.

(b)        From and after the Grant Date and until the earlier of (i) the time when the RSUs become vested and are paid in accordance with Section 4 hereof or (ii) the time when the Participant’s right to receive Shares in payment of the RSUs is forfeited in accordance with Section 8 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Participant shall be credited with cash per RSU equal to the amount of such dividend. Any amounts credited pursuant to the immediately preceding sentence shall be subject to the same applicable terms and conditions (including vesting, payment and forfeitability) as apply to the RSUs in respect of which the dividend equivalents were credited, and such amounts shall be paid in cash at the same time as the RSUs to which they relate are paid in Shares.

(c)        The obligations of the Company under this Agreement shall be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Participant shall be no greater than that of an unsecured general creditor. No assets of the Company shall be held or set aside as security for the obligations of the Company under this Agreement.

6.        Adjustments. The number of Shares issuable for each RSU covered by the Award and the other terms and conditions of the grant evidenced by this Agreement are subject to adjustment as provided in Section 12 of the Plan.

7.        Withholding Taxes. The Participant will be solely responsible for the payment of all taxes that arise with respect to the granting and payment of the RSUs settled after the Effective Date, including the payment of any Shares.

8.        Effect of Termination of Service. In the event of the Participant’s termination of service as Service Provider for any reason other than as described in Sections 4(b), 4(c) or 4(d) above, any and all RSUs that have not vested as of the date of such termination of service (after taking into account any accelerated vesting that occurs in connection with such termination) will thereupon automatically and without further action be cancelled and forfeited without payment of any consideration therefor, and the Participant shall have no further right or interest in or with respect to such RSUs. In the event of the Participant’s termination of service as a Service Provider as described in Section 4(b), 4(c) or 4(d) above, any and all RSUs that have not vested on or prior to the 55th day following the date of such termination of service (after taking into account any accelerated vesting that occurs in connection with such termination) will thereupon automatically and without further action be cancelled and forfeited without payment of any consideration therefor, and the Participant shall have no further right or interest in or with respect to such RSUs. Except as expressly provided in Section 4(b), 4(c) or 4(d) above, no RSUs which have not vested as of the date of the Participant’s termination of service shall thereafter become vested.

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9.        Execution and Return of Documents and Certificates. At the Company’s request, the Participant hereby agrees to promptly execute, deliver and return to the Company any and all documents or certificates that the Company deems necessary or desirable to effectuate the cancellation and forfeiture of the unvested RSUs and the portion of the Award attributable to the unvested RSUs, or to effectuate the transfer or surrender of such unvested RSUs and portion of the Award to the Company.

10.       Covenants, Representations and Warranties. The Participant hereby represents, warrants, covenants, acknowledges and agrees on behalf of the Participant that:

(a)        Investment. The Participant is holding the Award for the Participant’s own account, and not for the account of any other Person. The Participant is holding the Award for investment and not with a view to distribution or resale thereof except in compliance with applicable laws regulating securities.

(b)        Status of Participant. The Participant has such knowledge, skill, and experience in business, financial, and investment matters such that the Participant is capable of evaluating the merits and risks of an investment in the RSUs and is capable of protecting his or her interest in connection with his or her investment in the RSUs. To the extent that the Participant has deemed it appropriate to do so, the Participant has retained and relied upon necessary and appropriate professional advice regarding the investment, tax, and legal merits and consequences of this Agreement and holding the RSUs. By reason of the Participant’s business and financial experience, the Participant has the capacity to protect his or her own interest in connection with his or her investment in the RSUs. The Participant represents that he or she is an “accredited investor” as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). The Participant agrees to furnish any additional information requested to assure compliance with applicable federal securities laws and the securities laws of any state in connection with the holding of the RSUs.

(c)        Relation to Company. The Participant is presently (i) an officer or other key employee of the Company or an Affiliate, or has agreed to commence serving in such capacity within 90 days of the Grant Date, (ii) a person who provides services to the Company or an Affiliate that are equivalent to those typically provided by an employee, or (iii) a Director, and in such capacity has become personally familiar with the business of the Company.

(d)        Access to Information. The Participant has had the opportunity to ask questions of, and to receive answers from, the Company with respect to the terms and conditions of the transactions contemplated hereby and with respect to the business, affairs, financial conditions, and results of operations of the Company.

(e)        Registration. The Participant understands that the RSUs have not been registered under the Securities Act and the RSUs cannot be transferred by the Participant other than in accordance with the terms and conditions set forth in the Plan and this Agreement and, in any event, unless such transfer is registered under the Securities Act or an exemption from such registration is available. The Company has made no agreements, covenants or undertakings whatsoever to register the transfer of the RSUs under the Securities Act. The Company has made no representations, warranties, or covenants whatsoever as to whether any exemption from the Securities Act, including, without limitation, any exemption for limited sales in routine brokers’ transactions pursuant to Rule 144 of the Securities Act (“Rule 144”), will be available.

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(f)        Public Trading. The Company’s securities are not presently publicly traded, and neither the Company nor any Affiliate has made any representations, covenants or agreements as to whether there will be a public market for any of its securities.

(g)        Tax Advice. Neither the Company nor any Affiliate has made any warranties or representations to the Participant with respect to the income tax consequences of the issuance of the RSUs or the transactions contemplated by this Agreement, and the Participant is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Participant is advised to consult with his or her own tax advisor with respect to such tax consequences and his or her ownership of the RSUs.

11.        Remedies. The Participant shall be liable to the Company for all costs and damages, including incidental and consequential damages, resulting from a disposition of the Award which is in violation of the provisions of this Agreement. Without limiting the generality of the foregoing, the Participant agrees that the Company shall be entitled to obtain specific performance of the obligations of the Participant under this Agreement and immediate injunctive relief in the event any action or proceeding is brought in equity to enforce the same. The Participant will not use as a defense that there is an adequate remedy at law.

12.        Restrictive Legends. Certificates evidencing the Award, to the extent such certificates are issued, may bear such restrictive legends as the Company and/or the Company’s counsel may deem necessary or advisable under applicable law or pursuant to this Agreement, including, without limitation, the following legends or any legends substantially similar thereto:

“The offering and sale of the securities represented hereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Any transfer of such securities will be invalid unless a Registration Statement under the Securities Act is in effect as to such transfer or in the opinion of counsel for the Company such registration is unnecessary in order for such transfer to comply with the Securities Act.”

13.        Restrictions on Public Sale by the Participant. To the extent not inconsistent with applicable law, the Participant agrees not to effect any sale or distribution of the RSUs or any similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, during the 14 days prior to, and for up to 180 days after, the date of the pricing of any public or private debt or equity securities offering by the Company (except as part of such offering), if and to the extent requested in writing by the Company in the case of a non-underwritten public or private offering or if and to the extent requested in writing by the managing underwriter or underwriters (or initial purchaser or initial purchasers, as the case may be) and consented to by the Company, which consent may be given or withheld in the Company’s sole and absolute discretion, in the case of an underwritten public or private offering (such agreement to be in the form of lock-up agreement provided by the Company, managing underwriter or underwriters, as the case may be).

14.        Conformity to Securities Laws. The Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of all applicable federal and state laws, rules and regulations (including, but not limited to the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder) and agrees to obtain such approvals by any listing, regulatory or other governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Award of RSUs is made, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan, this Agreement and the Award shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

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15.        Code Section 409A. To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of this Agreement. Notwithstanding any provision of this Agreement to the contrary, in the event that following the effective date of this Agreement, the Company determines that the Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the effective date of this Agreement), the Company may adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance; provided, however, that this Section 15 shall not create any obligation on the part of the Company or any Affiliate to adopt any such amendment, policy or procedure or take any such other action. In no event shall the Company or any Affiliate be liable for any tax, interest or penalty imposed on the Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

16.        No Right to Continued Service. Nothing in this Agreement shall confer upon the Participant any right to continue as a Service Provider of the Company or any Affiliate, or shall interfere with or restrict in any way the rights of the Company or any Affiliate, which rights are hereby expressly reserved, to discharge the Participant at any time for any reason whatsoever, with or without cause.

17.         Miscellaneous.

(a)        Incorporation of the Plan. This Agreement is made under and subject to and governed by all of the terms and conditions of the Plan. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. By signing this Agreement, the Participant confirms that he or she has received a copy of the Plan and has had an opportunity to review the contents thereof.

(b)        Clawback. This Award shall be subject to any clawback or recoupment policy currently in effect or as may be adopted by the Company, in each case, as may be amended from time to time.

(c)        Successors and Assigns. Subject to the limitations set forth in this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the executors, administrators, heirs, legal representatives, successors and assigns of the parties hereto, including, without limitation, any business entity that succeeds to the business of the Company.

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(d)        Entire Agreement; Amendments and Waivers. This Agreement, together with the Plan, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. In the event that the provisions of such other agreements or letters conflict or are inconsistent with the provisions of this Agreement, the provisions of this Agreement shall control. Except as set forth in Section 15 above, this Agreement may not be amended except in an instrument in writing signed on behalf of each of the parties hereto and approved by the Committee. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

(e)        Survival of Representations and Warranties. The representations, warranties and covenants contained in Section 10 hereof shall survive the later of the date of execution and delivery of this Agreement or the issuance of the Award.

(f)        Severability. If for any reason one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

(g)        Titles. The titles, captions or headings of the Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

(h)        Counterparts. This Agreement may be executed in any number of counterparts, any of which may be executed and transmitted by facsimile or email, and each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.

(i)        Governing Law. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Maryland.

(j)        Notices. Any notice to be given by the Participant under the terms of this Agreement shall be addressed to Matthew McGraner at the Company’s address set forth in Exhibit A attached hereto. Any notice to be given to the Participant shall be addressed to him or her at the Participant’s then current address on the books and records of the Company. By a notice given pursuant to this Section 17(j), either party may hereafter designate a different address for notices to be given to such party. Any notice which is required to be given to the Participant shall, if the Participant is then deceased, be given to the Participant’s personal representative if such representative has previously informed the Company of his or her status and address by written notice under this Section 17(j) (and the Company shall be entitled to rely on any such notice provided to it that it in good faith believes to be true and correct, with no duty of inquiry). Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, with postage and fees prepaid, addressed as set forth above or upon confirmation of delivery by a nationally recognized overnight delivery service.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

VINEBROOK HOMES TRUST, INC.

By:
Name:
Title:

The Participant hereby accepts and agrees to be bound by all of the terms and conditions of this Agreement.

Brian Mitts

[Signature Page to Amended and Restated Restricted Stock
Units Agreement]
I-2081

Exhibit A

Vesting Schedule and Notice Address

Vesting Schedule

12.5% on the first anniversary of the Grant Date.

12.5% on the second anniversary of the Grant Date.

12.5% on the third anniversary of the Grant Date.

12.5% on the fourth anniversary of the Grant Date.

[50% on the date of the successful completion of an initial public offering of shares of common stock of VineBrook Homes Trust, Inc. or 50% on the date of the closing of the initial public offering of VineBrook Homes Trust, Inc. (“VineBrook”) or the listing of VineBrook’s common stock on a national securities exchange.]

Company Address

300 Crescent Court

Suite 700

Dallas, Texas 75201

I-2082

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 4, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT NXDT-PA	New York Stock Exchange New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 1.01.	Entry into a Material Definitive Agreement.

On October 4, 2024, NexPoint Diversified Real Estate Trust (the “Company”) entered into a guaranty of recourse obligations (the “Guaranty”) for the benefit of Citi Real Estate Funding, Inc. (“Citi”) and JPMorgan Chase Bank, National Association (“JPM” and together with Citi, collectively, “Lender”) under the Loan Agreement (defined below), pursuant to which the Company guaranteed certain obligations of the borrowers (“Borrower”) under the Loan Agreement, dated October 4, 2024 (together with one or more applicable promissory notes thereunder, the “Loan Agreement”), by and among Borrower and Lender. The Company is the owner of an indirect interest in Borrower and entered into the Guaranty as a condition of Lender lending to Borrower under the Loan Agreement.

Pursuant to the Guaranty, the Company guaranteed certain recourse obligations of Borrower pertaining to exculpation or indemnification of Lender, including but not limited to any fraud, misrepresentation, or certain other misconduct (including gross negligence, willful misconduct and certain waste), by Borrower or the Company, certain defaults with respect to legal requirements pertaining to the collateral and Borrower’s business, management or ownership of Borrower under the Loan Agreement. The Guaranty also provides that the Company may be required to repay principal amounts upon the occurrence of certain events, including bankruptcy or certain other insolvency events with respect to or actions taken by Borrower, raising or assertion by Borrower of a defense or certain related rights or requests in connection with enforcement actions or assertions of rights or remedies by Lender or any right in connection with any security for the loan, or failure on the part of Borrower to maintain status of each borrower as a single purpose entity as described in the Loan Agreement, to obtain consent before incurring certain additional indebtedness or liens encumbering any real property that is collateral under the loan, or to obtain consent for a transfer of or certain related transactions with respect to any real property that is collateral under the loan other than certain permitted transfers.

The Loan Agreement provides for a single initial advance of the loan in the amount of $750 million to Borrower on the closing date. Amounts outstanding under the Loan Agreement are due and payable on November 1, 2029. The Loan Agreement generally provides that the loan proceeds will be used for acquisitions, to repay and discharge existing loans related to owned properties, for working capital requirements related to the real property that is collateral under the loan, and for payments and deposits required under or pursuant to the terms of the Loan Agreement. The terms of the Loan Agreement allow the Company to convert to a Maryland corporation that will continue as a real estate investment trust, which the Company expects to complete in 2025.

Borrowings outstanding under the Loan Agreement are secured by mortgages on real property owned by one or more of the borrowers comprising Borrower and bear interest at approximately 4.32% with respect to approximately $358.4 million of initial principal thereunder, 4.66% with respect to approximately $58.9 million of initial principal thereunder, 5.00% with respect to approximately $46.3 million of initial principal thereunder, 5.67% with respect to approximately $97.4 million of initial principal thereunder, 6.71% with respect to approximately $113.5 million of initial principal thereunder, 7.90% with respect to approximately $38 million of initial principal thereunder and 10.28% with respect to approximately $37.5 million of initial principal thereunder. Borrowings outstanding under the Loan Agreement may be repaid from time to time on certain terms and conditions, including payment of administrative costs, expenses, exit fees, and interest for the period, as well as a spread maintenance payment in some circumstances.

The guaranteed obligations by the Company under the Loan Agreement are recourse obligations to the Company and each agreement contains representations and warranties, affirmative and negative covenants and events of default that the Company considers customary for an agreement of this type, including covenants pertaining to the nature of the applicable borrower’s business, management or ownership, acquisitions or dispositions of assets, mergers or dissolutions, the incurrence of additional liens on the assets of the applicable borrower, and the enforcement thereof. If an event of default occurs, the applicable lender may, among other things, require the applicable borrower to repay all amounts outstanding under the Loan Agreement or foreclose on the collateral thereunder. Upon the occurrence of certain events as described above, the Company may also be required to make such repayment. Investors are not third-party beneficiaries of, and should not rely upon, any such representations, warranties and covenants.

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The description of the material terms of the Guaranty is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01.

Item 1.02.	Termination of a Material Definitive Agreement

A portion of the loan proceeds from the Loan Agreement was used to repay and discharge existing loans of Borrower that the Company guaranteed on substantially similar terms as the Guaranty. As a result of such loans being repaid by Borrower, on October 4, 2024, the following guaranties and related agreements made by the Company were terminated (collectively, the “Terminated Guaranties”):

●	Guaranty Agreement (Carry Obligations), dated September 14, 2022, by the Company for the benefit of JPM;
●	Guaranty Agreement (Recourse Obligations), dated September 14, 2022 (relating to a balance sheet Loan Agreement, dated as of September 14, 2022), by the Company for the benefit of JPM;
●	Guaranty Agreement (Recourse Obligations, dated September 14, 2022 (relating to a CMBS Loan Agreement, dated as of September 14, 2022), by the Company for the benefit of JPM;
●	Guaranty of Recourse Obligations (Pool 1), dated July 2, 2021, by the Company, Highland Income Fund and Highland Global Allocation Fund for the benefit of ACORE Capital Mortgage, LP;
●	Guaranty of Recourse Obligations (Pool 2), dated July 2, 2021, by Highland Income Fund and Highland Global Allocation Fund for the benefit of ACORE Capital Mortgage, LP;
●	Mezzanine Guaranty of Recourse Obligations (Pool 1), dated July 2, 2021, by the Company, Highland Income Fund and Highland Global Allocation Fund for the benefit of ACORE Capital Mortgage, LP;
●	Mezzanine Guaranty of Recourse Obligations (Pool 2), dated July 2, 2021, by Highland Income Fund and Highland Global Allocation Fund for the benefit of ACORE Capital Mortgage, LP; and
●

Omnibus Amendment to and Reaffirmation of Loan Documents (Pool 2), dated April 24, 2023, by and among the Borrowers from time to time party thereto, the Lenders from time to time party thereto, the Company, Highland Opportunities and Income Fund, Highland Global Allocation Fund and ACORE Capital Mortgage, LP.

The co-guarantors on certain of the Terminated Guaranties, Highland Opportunities and Income Fund and Highland Global Allocation Fund, are each managed by an affiliate of NexPoint Real Estate Advisors X, L.P., the external adviser of the Company.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained under “Item 1.01. Entry into a Material Definitive Agreement” is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Exhibit Description

10.1	Guaranty Agreement, dated October 4, 2024, by the Company for the benefit of Citi Real Estate Funding Inc. and JPMorgan Chase Bank, N.A.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

I-2085

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

Date: October 4, 2024

I-2086

Exhibit 10.1

GUARANTY AGREEMENT (RECOURSE OBLIGATIONS)

THIS GUARANTY AGREEMENT (RECOURSE OBLIGATIONS) (this “Guaranty”) is executed as of October 4, 2024, by NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust, having an address at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (“Guarantor”), for the benefit of CITI REAL ESTATE FUNDING INC., a New York corporation, having an address at 388-390 Greenwich Street, Trading Floor 4, New York, NY 10013 (together with its successors and/or assigns, “Citi”) and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a banking association chartered under the laws of the United States of America, having an address at 383 Madison Avenue, New York, New York 10179 (together with its successors and/or assigns, “JPM”; and together with Citi, collectively, “Lender”).

W I T N E S S E T H:

WHEREAS, pursuant to the Note (as defined in the Loan Agreement (defined below)) among the entities listed on Schedule I attached hereto, each having its principal place of business at c/o NexPoint Real Estate Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (collectively, “Property Owner Borrower”), and NSP RE SASB Lessee LLC, NSP RE BS Lessee LLC, and SAFStor RE SASB Lessee, LLC, each a Delaware limited liability company (collectively, “Operating Lessee”, and together with Property Owner Borrower, collectively, “Borrower”), Borrower has become indebted, and may from time to time be further indebted, to Lender with respect to a loan (“Loan”) which is secured by the Mortgage (as defined in the Loan Agreement), and is further evidenced by that certain Loan Agreement, of even date herewith among Borrower and Lender (as the same may hereinafter be amended, modified, restated, renewed or replaced the “Loan Agreement”) and further evidenced, secured or governed by the Loan Documents (as defined in the Loan Agreement);

WHEREAS, Lender is not willing to make the Loan, or otherwise extend credit, to Borrower unless Guarantor unconditionally guarantees payment and performance to Lender of the Guaranteed Obligations (as herein defined); and

WHEREAS, Guarantor is the owner of a direct or indirect interest in Borrower, and Guarantor will directly benefit from Lender’s making the Loan to Borrower.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and to extend such additional credit as Lender may from time to time agree to extend under the Loan Documents, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I
NATURE AND SCOPE OF GUARANTY

1.1    Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Lender and its successors and assigns the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is liable for the Guaranteed Obligations as a primary obligor.

I-2087

1.2    Definition of Guaranteed Obligations. As used herein, the term “Guaranteed Obligations” means all obligations and liabilities of Borrower pursuant to Section 9.3 of the Loan Agreement.

1.3    Nature of Guaranty. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Obligations arising or created after any attempted revocation by Guarantor and after (if Guarantor is a natural person) Guarantor’s death (in which event this Guaranty shall be binding upon Guarantor’s estate and, if the assets of such estate are distributed, Guarantor’s legal representatives and heirs). The fact that at any time or from time to time the Guaranteed Obligations may be increased or reduced shall not release or discharge the obligation of Guarantor to Lender with respect to the Guaranteed Obligations. This Guaranty may be enforced by Lender and any subsequent holder of the Note and shall not be discharged by the assignment or negotiation of all or part of the Note. Upon indefeasible repayment in full of the Debt, Guarantor shall be automatically released from all of its liabilities and obligations with respect to the Guaranteed Obligations.

1.4    Guaranteed Obligations Not Reduced by Offset. The Guaranteed Obligations and the liabilities and obligations of Guarantor to Lender hereunder, shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other party, against Lender or against payment of the Guaranteed Obligations, whether such offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise.

1.5    Payment By Guarantor. If all or any part of the Guaranteed Obligations shall not be punctually paid when due, whether at demand, maturity, acceleration or otherwise, Guarantor shall, immediately upon demand by Lender and without presentment, protest, notice of protest, notice of non-payment, notice of intention to accelerate the maturity, notice of acceleration of the maturity, or any other notice whatsoever, pay in lawful money of the United States of America, the amount due on the Guaranteed Obligations to Lender at Lender’s address as set forth herein. Such demand(s) may be made at any time coincident with or after the time for payment of all or part of the Guaranteed Obligations, and may be made from time to time with respect to the same or different items of Guaranteed Obligations. Such demand shall be deemed made, given and received in accordance with the notice provisions hereof.

1.6    No Duty To Pursue Others. It shall not be necessary for Lender (and Guarantor hereby waives any rights which Guarantor may have to require Lender), in order to enforce the obligations of Guarantor hereunder, first to (i) institute suit or exhaust its remedies against Borrower or others liable on the Loan or the Guaranteed Obligations or any other person, (ii) enforce Lender’s rights against any collateral which shall ever have been given to secure the Loan, (iii) enforce Lender’s rights against any other guarantors of the Guaranteed Obligations, (iv) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty, (v) exhaust any remedies available to Lender against any collateral which shall ever have been given to secure the Loan, or (vi) resort to any other means of obtaining payment of the Guaranteed Obligations. Lender shall not be required to mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations.

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1.7    Waivers. Guarantor agrees to the provisions of the Loan Documents, and hereby waives notice of, and any rights of consent to (i) any loans or advances made by Lender to Borrower, (ii) acceptance of this Guaranty, (iii) any amendment or extension of the Note, the Mortgage, the Loan Agreement or of any other Loan Documents, (iv) the execution and delivery by Borrower and Lender of any other loan or credit agreement or of Borrower’s execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Property, (v) the occurrence of any breach by Borrower or an Event of Default, (vi) Lender’s transfer or disposition of the Guaranteed Obligations, or any part thereof, (vii) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations, (viii) protest, proof of non-payment or default by Borrower, or (ix) any other action at any time taken or omitted by Lender, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations and the obligations hereby guaranteed.

1.8    Payment of Expenses. In the event that Guarantor should breach or fail to timely perform any provisions of this Guaranty, Guarantor shall, immediately upon demand by Lender, pay Lender all out-of-pocket costs and expenses (including court costs and reasonable attorneys’ fees) actually incurred by Lender in the enforcement hereof or the preservation of Lender’s rights hereunder. The covenant contained in this Section shall survive the payment and performance of the Guaranteed Obligations.

1.9    Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender must rescind or restore any payment, or any part thereof, received by Lender in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender shall be without effect, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor’s obligations hereunder shall not be discharged except by Guarantor’s performance of such obligations and then only to the extent of such performance.

1.10    Waiver of Subrogation, Reimbursement and Contribution. Notwithstanding anything to the contrary contained in this Guaranty, Guarantor hereby unconditionally and irrevocably waives, releases and abrogates any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise.

1.11    Borrower. The term “Borrower” as used herein shall include any new or successor corporation, association, partnership (general or limited), limited liability company, joint venture, trust or other individual or organization formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Borrower or any interest in Borrower.

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ARTICLE II
EVENTS AND CIRCUMSTANCES NOT REDUCING
OR DISCHARGING GUARANTOR’S OBLIGATIONS

Guarantor hereby consents and agrees to each of the following, and agrees that Guarantor’s obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

2.1    Modifications. Any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the Guaranteed Obligations, the Note, the Mortgage, the Loan Agreement, the other Loan Documents, or any other document, instrument, contract or understanding between Borrower and/or Lender, or any other parties, pertaining to the Guaranteed Obligations or any failure of Lender to notify Guarantor of any such action.

2.2    Adjustment. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or Guarantor.

2.3    Condition of Borrower or Guarantor. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor.

2.4    Invalidity of Guaranteed Obligations. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (i) the Guaranteed Obligations, or any part thereof, exceeds the amount permitted by law, (ii) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (iii) the officers or representatives executing the Note, the Mortgage, the Loan Agreement or the other Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (iv) the Guaranteed Obligations violate applicable usury laws, (v) Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially uncollectible from Borrower, (vi) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (vii) the Note, the Mortgage, the Loan Agreement or any of the other Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason.

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2.5    Release of Obligors. Any full or partial release of the liability of Borrower on the Guaranteed Obligations, or any part thereof, or of any co-guarantors, or any other Person now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other parties will be liable to pay or perform the Guaranteed Obligations, or that Lender will look to other parties to pay or perform the Guaranteed Obligations.

2.6    Other Collateral. The taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations.

2.7    Release of Collateral. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations.

2.8    Care and Diligence. The failure of Lender or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of any collateral, property or security, including but not limited to any neglect, delay, omission, failure or refusal of Lender (i) to take or prosecute any action for the collection of any of the Guaranteed Obligations or (ii) to foreclose, or initiate any action to foreclose, or, once commenced, prosecute to completion any action to foreclose upon any security therefor, or (iii) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Guaranteed Obligations.

2.9    Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the collateral for the Guaranteed Obligations.

2.10    Offset. The Note, the Loan Agreement, the Guaranteed Obligations and the liabilities and obligations of the Guarantor to Lender hereunder shall not be reduced, discharged or released because of or by reason of any existing or future right of offset, claim or defense of Borrower or Guarantor against Lender, or any other party, or against payment of the Guaranteed Obligations, whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise (except the defense of payment and performance thereof).

2.11    Merger. The reorganization, merger or consolidation of Borrower into or with any other Person.

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2.12    Preference. Any payment by Borrower to Lender is held to constitute a preference under bankruptcy laws, or for any reason Lender is required to refund such payment or pay such amount to Borrower or someone else.

2.13    Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

To induce Lender to enter into the Loan Documents and extend credit to Borrower, Guarantor represents and warrants to Lender as follows:

3.1    Benefit. Guarantor is an Affiliate of Borrower, is the owner of a direct or indirect interest in Borrower, and has received, or will receive, direct or indirect benefit from the making of this Guaranty with respect to the Guaranteed Obligations.

3.2    Familiarity and Reliance. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note or Guaranteed Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty.

3.3    No Representation By Lender. Neither Lender nor any other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty.

3.4    Guarantor’s Financial Condition. As of the date hereof, and after giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is, and will be, solvent, and has and will have assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities), other than contingent liabilities in respect of non-recourse carveout guaranties and environmental indemnities that are inchoate in nature) and debts, and has and will have property and assets sufficient to satisfy and repay its obligations and liabilities.

3.5    Legality. The execution, delivery and performance by Guarantor of this Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which Guarantor is a party or which may be applicable to Guarantor. This Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors’ rights.

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3.6    Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or threatened in writing against or affecting Guarantor which, if adversely determined, could reasonably be expected to materially and adversely affect the condition (financial or otherwise) or business of such Guarantor (including the ability of such Guarantor to carry out the obligations contemplated by this Guaranty). There is no material fact presently known to Guarantor which has not been disclosed to Lender which adversely affects, nor as far as Guarantor can foresee, is reasonably likely to adversely affect, the Property, the business, operations or condition (financial or otherwise) of Borrower or Guarantor in any material respect (including the ability of Guarantor to carry out the obligations contemplated by this Guaranty).

3.7    Survival. All representations and warranties made by Guarantor herein shall survive the execution hereof.

ARTICLE IV
SUBORDINATION OF CERTAIN INDEBTEDNESS

4.1    Subordination of All Guarantor Claims. As used herein, the term “Guarantor Claims” shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise, or whether the obligations of Borrower thereon be direct, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the Person in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by Guarantor. The Guarantor Claims shall include without limitation all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor’s payment of all or a portion of the Guaranteed Obligations. Upon the occurrence of an Event of Default or the occurrence of an event which would, with the giving of notice or the passage of time, or both, constitute an Event of Default, Guarantor shall not receive or collect, directly or indirectly, from Borrower or any other party any amount upon the Guarantor Claims.

4.2    Claims in Bankruptcy. In the event of receivership, bankruptcy, reorganization, arrangement, debtor’s relief, or other insolvency proceedings involving Guarantor as debtor, Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims. Guarantor hereby assigns such dividends and payments to Lender. Should Lender receive, for application against the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit against the Guarantor Claims, then upon payment to Lender in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Lender to the extent that such payments to Lender on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Lender had not received dividends or payments upon the Guarantor Claims.

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4.3    Payments Held in Trust. In the event that, notwithstanding anything to the contrary in this Guaranty, Guarantor should receive any funds, payment, claim or distribution which is prohibited by this Guaranty, Guarantor agrees to hold in trust for Lender an amount equal to the amount of all funds, payments, claims or distributions so received, and agrees that it shall have absolutely no dominion over the amount of such funds, payments, claims or distributions so received except to pay them promptly to Lender, and Guarantor covenants promptly to pay the same to Lender.

4.4    Liens Subordinate. Guarantor agrees that any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower’s assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Lender presently exist or are hereafter created or attach. Without the prior written consent of Lender, neither Guarantor nor any of its Affiliates shall (i) exercise or enforce any creditor’s right it may have against Borrower, (ii) create any Liens encumbering the Property, Borrower or any interest in either of the foregoing, other than Permitted Encumbrances, or (iii) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor’s relief or insolvency proceeding) to enforce any liens, mortgage, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

ARTICLE V

COVENANTS

5.1    Definitions. As used in this Guaranty, the following terms shall have the respective meanings set forth below:

 (a)    “Net Worth” shall mean, as of a given date, (i) a Person’s total assets (exclusive of the Property) as of such date less (ii) such Person’s total liabilities as of such date, determined in accordance with GAAP.

 (b)    “Liquid Asset” shall mean any of the following, but only to the extent owned individually, free of all security interests, liens, pledges, charges or any other encumbrance: (a) cash, (b) certificates of deposit (with a maturity of two (2) years or less) issued by, or savings account with, any bank or other financial institution reasonably acceptable to Lender or (c) marketable securities listed on a national or international exchange reasonably acceptable to Lender, marked to market; provided that Liquid Assets shall not include any asset that is a part of the Property or that is otherwise part of the collateral for the Loan.

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5.2    Covenants. Until all of the Debt and the Guaranteed Obligations have been paid in full:

  (a)    Guarantor shall maintain a Net Worth of not less than $350,000,000.00 and

  (b)    Guarantor shall maintain Liquid Assets of not less than $20,000,000.00.

5.3     Replacement Guarantor.  In the event of Guarantor’s failure to satisfy the covenants set forth in Section 5.2 above (any such defaulting Guarantor, the “Defaulting Guarantor”), such Default shall be deemed to have not occurred  if Guarantor causes, within thirty (30) days after the earliest to occur of Borrower or Guarantor actually becoming aware of such Default, one or more replacement guarantors (each, a “Replacement Guarantor”) to execute a non-recourse guaranty on the same terms and conditions as this Guaranty or otherwise in a form reasonably satisfactory to Lender and such guarantor pursuant to which such Replacement Guarantor shall assume all of the obligations of the Defaulting Guarantor under this Guaranty without regard to whether any of the liabilities or obligations guaranteed hereunder first arose prior to the date of such replacement guaranty (at which point the Defaulting Guarantor being replaced shall be released from any and all liability under this Guaranty), subject to the satisfaction of the following conditions: (i) such Replacement Guarantor shall be a Qualified Guarantor (as defined below); (ii) Guarantor or such Replacement Guarantor shall pay Lender’s reasonable out-of-pocket third-party costs and expenses actually incurred by Lender, including reasonable attorneys’ fees of outside counsel, in connection with the replacement of Guarantor with any Replacement Guarantor, (iii) such Replacement Guarantor shall execute a replacement environmental indemnity on the same terms and conditions as the Environmental Indemnity or otherwise in a form reasonably satisfactory to Lender and such guarantor pursuant to which such Replacement Guarantor shall assume all of the obligations of the Defaulting Guarantor under the Environmental Indemnity without regard to whether any of the liabilities or obligations indemnified thereunder first arose prior to the date of such replacement environmental indemnity and deliver such replacement environmental indemnity to Lender concurrently with delivery of such replacement guaranty, (iv) delivery to Lender of an opinion of counsel reasonably acceptable to Lender with respect to the authorization and enforceability of the replacement guaranty and replacement environmental indemnity, and, if the Loan or any portion thereof is included in a REMIC Trust and required by Lender, a REMIC opinion, (v) delivery to Lender of an Additional Insolvency Opinion covering the Replacement Guarantor, (vi) delivery to Lender of organizational documents and consents or authorizations and a new organizational chart, in each case, reasonably acceptable to Lender with respect to such Replacement Guarantor, (vii) delivery to Lender of Satisfactory Search Results with respect to (A) such Replacement Guarantor, (B) any Person directly or indirectly Controlling such Replacement Guarantor, and (C) any direct or indirect owners of more than ten percent (10%) of the direct or indirect legal or economic interests in such Replacement Guarantor (that did not own a ten percent (10%) or greater equity interest, directly or indirectly, in Borrower immediately prior to delivery of the replacement guaranty and replacement environmental indemnity), (viii) delivery to Lender of evidence reasonably satisfactory to Lender that the Replacement Guarantor and its (A) managing members, general partners or principal shareholders and (B) such other members, partners or shareholders which directly or indirectly own a fifty-one percent (51%) or greater economic and voting interest in Replacement Guarantor have not been subject to any Bankruptcy Action within the last seven (7) years, provided, that, with respect to a Person described in the foregoing clause (B), the foregoing condition shall be deemed satisfied if such proceeding was involuntary and dismissed within ninety (90) days of the occurrence of such involuntary proceeding.  Upon the delivery of the replacement guaranty in the same form and substance as this Guaranty or otherwise in a form reasonably satisfactory to Lender and such guarantor, the Defaulting Guarantor shall be released from its obligations under this Guaranty, and (ix) there shall be no change of Control of Borrower. Upon the delivery of the replacement environmental indemnity in the same form and substance as the Environmental Indemnity or otherwise in a form reasonably satisfactory to Lender and such guarantor, the Defaulting Guarantor shall be released from its obligations under the Environmental Indemnity.  “Qualified Guarantor” shall mean a Person which (1) is under common Control with Borrower and owns, directly or indirectly, at least a twenty percent (20%) legal and beneficial common equity interest in Borrower, or, after an Extra Space Control Transfer (as defined in the Loan Agreement), Extra Space Storage LP must continue to Control Borrower in accordance with the Loan Agreement and own, directly or indirectly, at least a twenty percent (20%) legal and beneficial interest in Borrower and Extra Space Storage Inc. shall Control Extra Space Storage LP; provided, that if there are two (2) or more Replacement Guarantors, then (A) only one (1) Replacement Guarantor shall be required to be under common Control with Borrower (provided that each Replacement Guarantor owns a legal and beneficial interest in Borrower), (B) only one (1) Replacement Guarantor shall be required to own, directly or indirectly, at least a twenty percent (20%) legal and beneficial interest in Borrower (provided that each Replacement Guarantor owns a legal and beneficial interest in Borrower) and (C) only one (1) Replacement Guarantor shall be required to be controlled by NexPoint Real Estate Advisors X, L.P. (provided that each replacement guarantor owns a legal and beneficial interest in Borrower)), (2) satisfies the covenants set forth in Section 5.2 hereof, (3) is not an Embargoed Person, and (4) satisfies Lender’s then current “know your customer” requirements, including, without limitation, delivery of Satisfactory Search Results. For the avoidance of doubt, in the event there is more than one (1) Replacement Guarantor, (x) the obligations and liabilities of the Replacement Guarantors shall be joint and several and (y) the Net Worth and Liquid Assets of such Replacement Guarantors shall be calculated on an aggregate basis for purposes of determining compliance with the Section 5.2 hereof.

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5.4    Financial Statements. Guarantor shall deliver to Lender:

 (a)    within one hundred twenty (120) days after the end of each fiscal year of Guarantor, a complete copy of Guarantor’s annual financial statements prepared and reviewed by an independent certified public accountant acceptable to Lender, prepared in accordance with GAAP and (if applicable) the requirements of Regulation AB, including statements of income and expense and cash flow and a balance sheet for Guarantor, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth and Liquid Assets as of the end of such prior fiscal year and based on such annual financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such annual financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor;

 (b)    within thirty (30) days after the end of each fiscal quarter of Guarantor, financial statements (including a balance sheet as of the end of such fiscal quarter and a statement of income and expense for such fiscal quarter) certified by an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) and in form and level of detail reasonably satisfactory to Lender, together with a certificate of an authorized officer of Guarantor (solely in its capacity as an officer of Guarantor and without any personal liability whatsoever) (A) setting forth in reasonable detail Guarantor’s Net Worth as of the end of such prior calendar quarter and based on the foregoing quarterly financial statements, and (B) certifying that, to the best knowledge of the certifying individual, such quarterly financial statements are true, correct, accurate and complete in all material respects and fairly present the financial condition of Guarantor in a manner consistent with GAAP (or such other accounting basis acceptable to Lender) and the requirements of Regulation AB (if applicable);

 (c)    within thirty (30) days after request by Lender, such other financial information with respect to Guarantor as Lender may reasonably request; provided, that Guarantor shall not be required to produce or create any new or additional reports or statements (other than certifications concerning Guarantor’s Net Worth and Liquid Assets) beyond that which is produced in the ordinary course in order to comply with any such request.

ARTICLE VI
MISCELLANEOUS

6.1    Waiver. No failure to exercise, and no delay in exercising, on the part of Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Guaranty, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

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6.2    Notices. Any notice, demand, statement, request or consent made hereunder shall be in writing and shall be deemed to be received by the addressee on (a) the third day following the day such notice is deposited with the United States Postal Service first class certified mail, return receipt requested (b) expedited, prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery and by telecopier (with answer back acknowledged), addressed to the address, as set forth below, of the party to whom such notice is to be given, or to such other address as either party shall in like manner designate in writing. The addresses of the parties hereto are as follows:

Guarantor:

NexPoint Diversified Real Estate Trust
c/o NexPoint Real Estate Finance Operating Partnership, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Matt McGraner
Facsimile No.: mmcgraner@nexpoint.com

With a copy to:	Winston & Strawn LLP 2121 N. Pearl Street, Suite 900 Dallas, Texas 75201 Attention: Charles T. Haag Facsimile No.: chaag@winston.com

Lender:	Citi Real Estate Funding Inc. 388-390 Greenwich Street, Trading Floor 4 New York, New York 10013 Attention: Ana Rosu Marmann Facsimile No.: (646) 328-2938

and:	JPMorgan Chase Bank, National Association 383 Madison Avenue, 8th Floor New York, New York 10179 Attention: Simon B. Burce Email: simon.burce@jpmchase.com

with a copy to:	JPMorgan Chase Bank, National Association SPG Middle Office/CIB 383 Madison Avenue, 8th Floor New York, New York 10179-0001 Attention: Gisella Leonardis Email: cmbs.loans.mo@jpmorgan.com

with a copy to:	Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 Attention: Bonnie A. Neuman, Esq. Facsimile No.: (212) 504-6666

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6.3    Governing Law. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT LENDER’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW, AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

THE CORPORATION TRUST COMPANY

1209 ORANGE STREET

WILMINGTON, DELAWARE 19801

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK.

6.4    Invalid Provisions. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Guaranty, such provision shall be fully severable and this Guaranty shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Guaranty, and the remaining provisions of this Guaranty shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Guaranty, unless such continued effectiveness of this Guaranty, as modified, would be contrary to the basic understandings and intentions of the parties as expressed herein.

6.5    Amendments. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced.

6.6    Parties Bound; Assignment; Joint and Several. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives; provided, however, that Guarantor may not, without the prior written consent of Lender, assign any of its rights, powers, duties or obligations hereunder. If Guarantor consists of more than one person or party, the obligations and liabilities of each such person or party shall be joint and several.

6.7    Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Guaranty.

6.8    Recitals. The recital and introductory paragraphs hereof are a part hereof, form a basis for this Guaranty and shall be considered prima facie evidence of the facts and documents referred to therein.

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6.9    Counterparts. To facilitate execution, this Guaranty may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature of, or on behalf of, each party, or that the signature of all persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Guaranty to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages.

6.10    Rights and Remedies. If Guarantor becomes liable for any indebtedness owing by Borrower to Lender, by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Lender hereunder shall be cumulative of any and all other rights that Lender may ever have against Guarantor. The exercise by Lender of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy.

6.11    Other Defined Terms. Any capitalized term utilized herein shall have the meaning as specified in the Loan Agreement, unless such term is otherwise specifically defined herein.

6.12    Entirety. THIS GUARANTY EMBODIES THE FINAL, ENTIRE AGREEMENT OF GUARANTOR AND LENDER WITH RESPECT TO GUARANTOR’S GUARANTY OF THE GUARANTEED OBLIGATIONS AND SUPERSEDES ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF. THIS GUARANTY IS INTENDED BY GUARANTOR AND LENDER AS A FINAL AND COMPLETE EXPRESSION OF THE TERMS OF THE GUARANTY, AND NO COURSE OF DEALING BETWEEN GUARANTOR AND LENDER, NO COURSE OF PERFORMANCE, NO TRADE PRACTICES, AND NO EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OR OTHER EXTRINSIC EVIDENCE OF ANY NATURE SHALL BE USED TO CONTRADICT, VARY, SUPPLEMENT OR MODIFY ANY TERM OF THIS GUARANTY AGREEMENT. THERE ARE NO ORAL AGREEMENTS BETWEEN GUARANTOR AND LENDER.

6.13    Waiver of Right To Trial By Jury. GUARANTOR AND, BY ITS ACCEPTANCE HEREOF, LENDER, HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE MORTGAGE, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH (OTHER THAN COMPULSORY OR MANDATORY COUNTERCLAIMS, IF SUCH COUNTERCLAIMS ARE COMPELLED UNDER LOCAL LAW OR RULE OF PROCEDURE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR AND LENDER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF GUARANTOR AND LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR AND LENDER, AS APPLICABLE.

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I-2099

6.14    Cooperation. Guarantor acknowledges that Lender and its successors and assigns may (i) sell this Guaranty, the Note and other Loan Documents to one or more investors as a whole loan, (ii) participate the Loan secured by this Guaranty to one or more investors, (iii) deposit this Guaranty, the Note and other Loan Documents with a trust, which trust may sell certificates to investors evidencing an ownership interest in the trust assets, or (iv) otherwise sell the Loan or interest therein to investors (the transactions referred to in clauses (i) through (iv) are hereinafter each referred to as “Secondary Market Transaction”). Guarantor shall reasonably cooperate with Lender in effecting any such Secondary Market Transaction and shall reasonably cooperate to implement all customary and reasonable requirements imposed by any Rating Agency or potential investor involved in any Secondary Market Transaction. Guarantor shall provide such information and documents relating to Guarantor as Lender may reasonably request in connection with such Secondary Market Transaction. In addition, Guarantor shall make available to Lender all information concerning its business and operations that Lender may reasonably request. Lender shall be permitted to share all such information with the investment banking firms (or other potential investors), Rating Agencies, accounting firms, law firms and other third-party advisory firms involved with the Loan and the Loan Documents or the applicable Secondary Market Transaction. It is understood that the information provided by Guarantor to Lender may ultimately be incorporated into the offering documents for the Secondary Market Transaction and thus various investors may also see some or all of the information. Lender and all of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, Guarantor in the form as provided by Guarantor. Lender may publicize the existence of the Loan in connection with its marketing for a Secondary Market Transaction.

6.15    Reinstatement in Certain Circumstances. If at any time any payment of the principal of or interest under the Note or any other amount payable by Borrower under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time.

6.16    Limitation of Liability.

(a)    Notwithstanding anything to the contrary contained herein but subject to the terms and provisions of Section 1.9 and Section 6.15 of this Guaranty, Guarantor shall not be liable under this Guaranty to the extent (and only to the extent) that the event giving rise to the Guaranteed Obligations first occurred or arose after the date on which Lender or a third party who or which is not Borrower, Guarantor, an Affiliate of Borrower or Guarantor or a Person acting at the knowing direction of any of the foregoing acquires title to the Property as a result of the Lender’s exercise of remedies under the Loan Documents, through (1) foreclosure, or (2) deed in lieu thereof or otherwise (the date that any of the foregoing is consummated, the “Mortgage Transfer Date”); provided further, however, that in no event shall Guarantor be released from any liability or obligation hereunder (a) that occurred, arose or accrued prior to the Mortgage Transfer Date or (b) that has occurred, arisen or accrued on or after the Mortgage Transfer Date to the extent that an act or action of a Borrower, Guarantor, an Affiliate of any of the foregoing or a Person acting on behalf thereof causes or authorizes the event giving rise to such liability or obligation to accrue.

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6.17    Special State Provisions.

(a)    With respect to the foregoing provisions contained in this Guaranty, the following shall apply with respect to the State of Connecticut:

(i)    To induce Lender to enter into the commercial loan transaction evidenced by the Loan Agreement and other Loan Documents, Guarantor agrees that this is a “commercial transaction” as defined in Section 52-278(a) of the Connecticut General Statutes, as amended, and Guarantor waives any rights to notice and a hearing under Sections 52-278a to 52-278n of the Connecticut General Statutes, as amended, and authorizes Lender’s attorney to issue a writ for a prejudgment remedy, including, but not limited to, garnishment, attachment, foreign attachment and replevin, without securing a court order.

(b)    With respect to the foregoing provisions contained in this Guaranty, the following shall apply with respect to any action or proceeding in the State of California:

(i)    Modifications to Loan and Loan Documents. Guarantor agrees that Lender may do any of the following without affecting the enforceability of this Guaranty or the other Loan Documents: (A) take or release additional security for any obligation in connection with the Loan Documents; (B) discharge or release (by judicial or nonjudicial foreclosure, acceptance of a deed in lieu of foreclosure or otherwise) any Person or Persons liable under the Loan Documents; (C) accept or make compositions or other arrangements or file or refrain from filing a claim in any bankruptcy proceeding of Borrower, any guarantor of Borrower’s obligations under the Loan Documents or any pledgor of collateral for any Person’s obligations to Lender; and (D) credit payments in such manner and order of priority to principal, interest or other obligations as Lender may determine in accordance with the terms of the Loan Documents.

(ii)    Waivers.

(A)    Guarantor agrees that Lender’s right to enforce this Guaranty is absolute and is not contingent upon the genuineness, validity or enforceability of any of the Loan Documents. Guarantor waives all benefits and defenses it may have under California Civil Code Section 2810 and agrees that Lender’s rights under this Guaranty shall be enforceable even if Borrower had no liability at the time of execution of the Loan Documents or later ceases to be liable.

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(B)    Guarantor waives all benefits and defenses it may have under California Civil Code Section 2809 and agrees that Lender’s rights under the Loan Documents will remain enforceable even if the amount secured by the Loan Documents is larger in amount and more burdensome than that for which Borrower is responsible. The enforceability of this Guaranty against Guarantor shall continue until all sums due under the Loan Documents have been paid in full and shall not be limited or affected in any way by any impairment or any diminution or loss of value of any security or collateral for Borrower’s obligations under the Loan Documents, from whatever cause, the failure of any security interest in any such security or collateral or any disability or other defense of Borrower, any guarantor of Borrower’s obligations under the Loan Documents, any other pledgor of collateral for any Person’s obligations to Lender or any other Person in connection with the Loan.

(C)    Guarantor waives all benefits and defenses it may have under California Civil Code Sections 2845, 2849 and 2850 (subject to Section 1.10 of this Guaranty), including, without limitation, the right to require Lender to (i) proceed against Borrower, any guarantor of Borrower’s obligations under the Loan Documents, any other pledgor of collateral for any Person’s obligations to Lender or any other Person in connection with the Loan, (ii) proceed against or exhaust any other security or collateral Lender may hold, or (iii) pursue any other right or remedy for Borrower’s benefit, and agree that Lender may exercise its rights under this Guaranty or may foreclose against any of the Individual Properties without taking any action against Borrower, any guarantor of Borrower’s obligations under the Loan Documents, any pledgor of collateral for any Person’s obligations to Lender or any other Person in connection with the Loan, and without proceeding against or exhausting any security or collateral Lender holds.

(D)    Guarantor waives any rights or benefits it may have by reason of California Code of Civil Procedure Section 580a, or other applicable law, which could limit the amount which Lender could recover in a foreclosure of any of the Individual Properties to the difference between the amount owing under the Loan Documents and the fair value of any such Individual Property or interests sold at a nonjudicial foreclosure sale or sales of any other real property held by Lender as security for the obligations under the Loan Documents.

(E)    Guarantor, as a guarantor or surety, waives diligence and all demands, protests, presentments and notices of protest, dishonor, nonpayment and acceptance of the Loan Documents, in each case except as otherwise expressly required by the Loan Documents.

(F)    Guarantor waives all rights and defenses that are or may become available to the guarantor or other surety by reason of California Civil Code Sections 2787 to 2855, inclusive, subject to Section 1.10 of this Guaranty.

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(G)    This Guaranty shall be effective as a waiver of, and Guarantor hereby expressly waives:

(1)    any and all rights to which Guarantor may otherwise have been entitled under any suretyship laws in effect from time to time, including any right or privilege, whether existing under statute, at law or in equity, to require Lender to take prior recourse or proceedings against any collateral, security or Person whatsoever;

(2)    any rights of sovereign immunity and any other similar and/or related rights; and

(3)    any defenses (other than that (x) the Guaranteed Obligations are not due and owing or have been paid in full or (y) all sums payable under the Note or any of the other Loan Documents have been paid in full).

(H)    Guarantor further waives: (a) any defense based upon any legal disability or other defense of Borrower, any other guarantor or other person, or by reason of the cessation or limitation of the liability of Borrower and the other Loan Parties from any cause other than that (x) the Guaranteed Obligations are not due and owing or have been paid in full or (y) all sums payable under the Note or any of the other Loan Documents have been paid in full; (b) any defense based upon any lack of authority of the officers, directors, partners or agents acting or purporting to act on behalf of Borrower and the other Loan Parties or any principal of Borrower and the other Loan Parties or any defect in the formation of Borrower and the other Loan Parties or any principal of Borrower and the other Loan Parties; (c) any defense based upon the application by Borrower and the other Loan Parties of the proceeds of the Loan for purposes other than the purposes represented by Borrower and the other Loan Parties to Lender or intended or understood by Lender or Guarantor; (d) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in any other respects more burdensome than that of a principal; (c) any defense based upon Lender’s election, in any proceeding instituted under the Federal Bankruptcy Code, of the application of Section 1111(b)(2) of the Bankruptcy Code or any successor statute; (f) any defense based upon any borrowing or any grant of a security interest under Section 364 of the Bankruptcy Code; and (g) the benefit of any statute of limitations affecting the liability of Guarantor hereunder or the enforcement hereof. Guarantor agrees that the payment of all sums payable under the Note or any of the other Loan Documents or any part thereof or other act which tolls any statute of limitations applicable to the Note or the other Loan Documents shall similarly operate to toll the statute of limitations applicable to Guarantor’s liability hereunder. Without limiting the generality of the foregoing or any other provision hereof, Guarantor expressly waives for the benefit of Lender to the extent permitted by law any and all rights and defenses which might otherwise be available to Guarantor under California Civil Code Sections 2899 and 3433 or any similar law of California or of any other state or of the United States.

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(I)    Guarantor hereby also waives and agrees not to assert or take advantage of any defense of Guarantor based upon Lender’s election of any remedy against Guarantor, Borrower and the other Loan Parties or any of them, including, without limitation, the defense to enforcement of this Guaranty (the “Gradsky” defense based upon Union Bank v. Gradsky, 265 Cal. App. 2d 40 (1968) or subsequent cases) which, absent this waiver, Guarantor would have by virtue of an election by Lender to conduct a non-judicial foreclosure sale of any Individual Property, it being understood by Guarantor that any such non-judicial foreclosure sale will destroy, by operation of California Code of Civil Procedure Section 580d, all rights of any party to a deficiency judgment against Borrower, and, as a consequence, will destroy all rights which Guarantor would otherwise have (including, without limitation, the right of subrogation, the right of reimbursement, and the right of contribution) to proceed against Borrower and to recover any such amount, and that Lender could be otherwise estopped from pursuing Guarantor for a deficiency judgment after a non-judicial foreclosure sale on the theory that a guarantor should be exonerated if a lender elects a remedy that eliminates the guarantor’s subrogation, reimbursement or contribution rights.

(J)    Without limiting the generality of the foregoing or any other provision hereof, Guarantor expressly waives to the extent permitted by law any and all rights and defenses which might otherwise be available to Guarantor under California Civil Code Sections 2787 to 2855 inclusive and Chapter 2 of Title 14, 2899 and 3433 and under California Code of Civil Procedure Sections 580a, 580b, 580d and 726, or any of such sections.

(K)    Guarantor hereby also waives any defense Guarantor has to performance hereunder, and any right Guarantor has to be exonerated, provided by Sections 2819, 2822 or 2825 of the California Civil Code, or otherwise, arising by reason of:  any claim or defense based upon an election of remedies by Lender; the impairment or suspension of Lender’s rights or remedies against Guarantor; the alteration by Lender of the Guaranteed Obligations; any discharge of Guarantor’s obligations to Lender by operation of law as a result of Lender’s intervention or omission; or the acceptance by Lender of anything in partial satisfaction of the Guaranteed Obligations.  Guarantor acknowledges and agrees that, as a result of the foregoing sentence, Guarantor is knowingly waiving in advance a complete or partial defense to this Guaranty arising under California Code of Civil Procedure Sections 580d or 580a and based upon Lender’s election to conduct a private non-judicial foreclosure sale. Notwithstanding anything to the contrary contained herein, Guarantor does not waive the defense that the Guaranteed Obligation are not due or owing or the Guaranteed Obligations have been fully and finally performed and indefeasibly paid in full.

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(iii)    Guarantor Informed of Borrower’s Condition. Guarantor acknowledges that it has had an opportunity to review the Loan Documents, the value of the security for each of the other entities comprising Borrower under the Loan Documents and the financial condition of each of the other entities comprising Borrower and the ability of such entity to satisfy its obligations to Lender. Guarantor agrees to keep itself fully informed of all aspects of the financial condition of Borrower and of the performance of Borrower to Lender and agrees that Lender has no duty to disclose to Guarantor any information pertaining to Borrower or any security for the obligations of the other entities comprising Borrower under the Loan Documents.

(iv)    Waiver of Estoppel Defense. Upon and during the continuance of an Event of Default, Lender may elect to foreclose nonjudicially the Lien of any or all of the Mortgages and, if such right has arisen, to also exercise its rights under this Guaranty. Guarantor acknowledges that its right to seek reimbursement from Borrower for any amounts paid by it to Lender under this Guaranty will be eliminated if Lender elects to so foreclose the Lien of the Mortgages. Nevertheless, Guarantor waives any such right to reimbursement and agrees that a nonjudicial foreclosure by Lender of the Lien of the Mortgages will not affect the enforceability of the Loan Documents. In order to further effectuate such waiver, Guarantor hereby agrees that it waives all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure of the Lien of any or all of the Mortgages, has destroyed its rights of subrogation and reimbursement against Borrower by the operation of Section 580d of the Code of Civil Procedure or otherwise.

(v)     Intentionally Omitted.

(vi)    Confirmation of Waivers. In accordance with California Civil Code Section 2856(c), Guarantor, as guarantor, hereby makes the following waivers:

(A)    Guarantor waives all rights and defenses that Guarantor may have because the Loan is secured by real property (other than any defense that (x) the Guaranteed Obligations are not due and owing or have been paid in full or (y) all sums payable under the Note and the other Loan Documents have been paid in full). This means, among other things:

a.    Lender may collect from Guarantor without first foreclosing on any other real or personal property collateral pledged by the Borrower or any other Person (each an “Other Obligor” and collectively, the “Other Obligors”)

b.    If Lender forecloses on any real property collateral pledged by any Other Obligor:

i.	The amount of the Loan may be reduced only by the price for which the collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price.

ii.	Lender may collect from Guarantor even if Lender, by foreclosing on the real property collateral, has destroyed any right Guarantor may have to collect from any Other Obligor.

19

I-2105

(B)    This is an unconditional and irrevocable waiver of any rights and defenses Guarantor may have because Borrower’s debt is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d or 726 of the California Code of Civil Procedures.

(vii)    Judicial Reference Agreement; Referee; Costs. In the event that any action, proceeding and/or hearing on any matter whatsoever, including all issues of fact or law arising out of, or in any way connected with, the Property, this Guaranty or any of the Loan Documents, or the enforcement of any remedy under any law, statute, or regulation (hereinafter, a “Controversy”), is to be tried in a court of Los Angeles County, California, and the jury trial waiver provisions set forth above are not permitted or otherwise applicable under then-prevailing law, then Guarantor agrees to the following provisions:

(A)     Controversies Subject to Judicial Reference; Conduct of Reference.

(1)     Each Controversy shall be determined by a consensual general judicial reference (the “Reference”) pursuant to the provisions of California Code of Civil Procedures §§ 638 et. seq., as such statutes may be amended or modified from time to time.

(2)     Upon a written request, or upon an appropriate motion by either Lender or Guarantor, any pending action relating to any Controversy and every Controversy shall be heard by a single Referee (as hereinafter defined) who shall then try all issues (including any and all questions of law and questions of fact relating thereto), and issue findings of fact and conclusions of law and report a statement of decision. The Referee’s statement of decision will constitute the conclusive determination of Controversy. Lender and Guarantor agree that the Referee shall have the power to issue all legal and equitable relief appropriate under the circumstances before him/her.

(3)     Lender and Guarantor shall promptly and diligently cooperate with one another and the Referee, and shall perform such acts as may be necessary to obtain prompt and expeditious resolution of each Controversy in accordance with the terms of this Section.

(4)     Either Lender or Guarantor may file the Referee’s findings, conclusions and statement with the clerk or judge of any appropriate court, file a motion to confirm the Referee’s report and have judgment entered thereon. If the report is deemed incomplete by such court, the Referee may be required to complete the report and resubmit it.

20

I-2106

(5)    Lender and Guarantor will each have such rights to assert such objections as are set forth in California Code of Civil Procedure §§ 638 et seq.

(6)    All proceedings shall be closed to the public and confidential, and all records relating to the Reference shall be permanently sealed when the order thereon becomes final.

(B)     Selection of Referee; Powers.

(1)     Lender and Guarantor shall select a single neutral referee (the “Referee”), who shall be a retired judge or justice of the courts of the State of California, or a federal court judge, in each case, with at least ten years of judicial experience in civil matters. The Referee shall be appointed in accordance with California Code of Civil Procedure §§ 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts).

(2)    If within ten (10) days after the request or motion for the Reference, Lender and Guarantor cannot agree upon a Referee, either Lender or Guarantor may request or move that the Referee be appointed by the Presiding Judge of the Los Angeles County Superior Court, or the Presiding Judge of the U.S. District Court for the Central District of California. The Referee shall determine all issues relating to the applicability, interpretation, legality and enforceability of this Section.

(C)      Provisional Remedies; Self-Help and Foreclosure.

(1)    No provision of this Section shall limit the right of either Lender or Guarantor, as the case may be, to (1) exercise such self-help remedies as might otherwise be available under applicable law, (2) initiate judicial or non-judicial foreclosure against any real or personal property collateral, (3) exercise any judicial or power of sale rights, or (4) obtain or oppose provisional or ancillary remedies, including without limitation, injunctive relief, writs of possession, the appointment of a receiver, and/or additional or supplementary remedies from a court of competent jurisdiction before, after or during the pendency of the Reference.

(2)    The exercise of, or opposition to, any such remedy does not waive the right of Lender or Guarantor to the Reference pursuant to this Section.

(D)     Costs and Fees.

(1)    Promptly following the selection of the Referee, Lender and Guarantor shall each advance equal portions of the estimated fees and costs of the Referee.

21

I-2107

(2)    In the statement of decision issued by the Referee, the Referee shall award costs, including reasonable attorneys’ fees, to the prevailing party, if any, and may order the Referee’s fees to be paid or shared by Guarantor and/or Lender in such manner as the Referee deems just.

(c)    With respect to the foregoing provisions contained in this Guaranty, the following shall apply with respect to the State of Georgia:

(i)     Guarantor hereby waives any rights which might otherwise exist under the provisions of Section 10-7-24 of O.C.G.A. or 11-3-601 O.C.G.A. Time is of the essence in this Guaranty

[NO FURTHER TEXT ON THIS PAGE]

22

I-2108

EXECUTED as of the day and year first above written.

GUARANTOR: NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust

By:	/s/ Matt McGraner
Name: Matt McGraner Title: Chief Investment Officer, Executive VP and Secretary

I-2109

SCHEDULE I

PROPERTY OWNER BORROWER

1.	10 Hampshire Property LLC

2.	10th & Seigle Ave., LLC

3.	1401 4th Ave NHP LLC

4.	1835 Washington Self Storage LLC

5.	453 Washington Avenue North Haven, LLC

6.	7807 Kingston Pike, LLC

7.	Alameda Capital, LLC

8.	Bakery Square Self Storage, LLC

9.	Brittmoore SS Investment, LLC

10.	BT Storage Investments, LLC

11.	Dover Capital NJ, LLC

12.	East Colonial Capital Orlando LLC

13.	Edison Capital Jacksonville LLC

14.	Five Points Storage Owner, LLC

15.	Gables Storage Builders LLC

16.	Hackensack Capital New Jersey LLC

17.	Hurstbourne Storage, LLC

18.	Inglewood Owner LLC

19.	Lauderdale Storage Builders LLC

20.	LR-Bayshore 1, LLC

21.	Mallard Creek Store #2, LLC

22.	Mequity 150th Street, LLC

I-2110

23.	Mequity Vinings, LLC
24.	Miami City Self Storage Doral 77th Owner, LLC
25.	Miami City Self Storage Pembroke Pines Blvd Owner, LLC
26.	Monroe Atlanta Owner, LLC
27.	Northside Atlanta Owner, LLC
28.	Phillips Brandon Crossroads Storage LLC
29.	Phillips Skyway Storage LLC
30.	Phillips Ulmerton Storage LLC
31.	PLG Jacksonville Storage, LLC
32.	PVR Storage, LLC
33.	SAFStor 8th, LLC
34.	SAFStor Bishop, LLC
35.	SAFStor Brinton, LLC
36.	SAFStor Chapman, LLC
37.	SAFStor Chester, LLC
38.	SAFStor County, LLC
39.	SAFStor Dorsey, LLC
40.	SAFStor Fitch, LLC
41.	SAFStor Fort, LLC
42.	SAFStor General Washington, LLC
43.	SAFStor Hope, LLC
44.	SAFStor Jefferson, LLC
45.	SAFStor Lake Underhill, LLC
46.	SAFStor Lee, LLC

I-2111

47.	SAFStor Loring, LLC
48.	SAFStor Lyons, LLC
49.	SAFStor Mentor, LLC
50.	SAFStor Old Spanish, LLC
51.	SAFStor Perdido, LLC
52.	SAFStor Pines, LLC
53.	SAFStor Plainfield, LLC
54.	SAFStor Ski, LLC
55.	SAFStor Skyline, LLC
56.	SAFStor Williams, LLC
57.	Sand Lake Road Capital Orlando LLC
58.	Severn Property LLC
59.	Storage Partners of Miami I, LLC
60.	Tompkins Capital Staten Island, LLC
61.	Van Nuys Owner LLC

I-2112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 2, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT NXDT-PA	New York Stock Exchange New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-2113

Item 1.01. Entry into a Material Definitive Agreement.

White Rock Center Loan

On August 2, 2024, NexPoint Diversified Real Estate Trust (the “Company”), through Freedom LHV, LLC (“Freedom LHV”), an indirect subsidiary of the Company, entered into a loan agreement with The Ohio State Life Insurance Company (“OSL”), an entity that may be deemed an affiliate of the Company’s external adviser through common beneficial ownership, pursuant to which OSL provided a loan to Freedom LHV in the aggregate principal amount of $10 million (the “OSL Loan”). The OSL Loan bears interest at 10.0% per annum, is payable monthly, and matures on August 2, 2029.

The OSL Loan is secured by certain real property held by Freedom LHV and is guaranteed by the Company. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained therein, defaults in payments under any other security instrument, and bankruptcy or other insolvency events.

I-2114

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

Date: August 8, 2024

I-2115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 22, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

Delaware	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT NXDT-PA	New York Stock Exchange New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-2116

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Advisory Agreement

On July 22, 2024, NexPoint Diversified Real Estate Trust (the “Company”) and NexPoint Real Estate Advisors X, L.P. (the “Adviser”) entered into an amendment (the “Advisory Agreement Amendment”) to the Advisory Agreement, dated July 1, 2022, by and between the Company and the Adviser (the “Advisory Agreement”), as amended by that First Amendment to Advisory Agreement, dated October 25, 2022, and as further amended by that Second Amendment to Advisory Agreement, dated April 11, 2023. The Advisory Agreement Amendment changes the structure of the fees which the Company pays to the Adviser each month such that the monthly installment of the administrative fee shall be paid in cash and the monthly installment of the advisory fee shall be paid one-half in cash and one-half in common shares, par value $0.001 per share, of the Company (“Common Shares”), subject to certain restrictions, including that in no event shall the Common Shares issued to the Adviser under the Advisory Agreement exceed five percent of the number of Common Shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”) and that in no event shall the Common Shares issued to the Adviser under the Advisory Agreement exceed 6,000,000 Common Shares; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap.

In compliance with the Corporation’s Related Party Transaction Policy, the Advisory Agreement Amendment was reviewed and approved by the Audit Committee of the Board of Trustees of the Company.

The description of the material terms of the Advisory Agreement Amendment is qualified in its entirety by reference to the Advisory Agreement Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01. For additional information regarding the Advisory Agreement, see Item 1.01 “Entry into a Material Definitive Agreement—Advisory Agreement” in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2022, which is incorporated by reference herein, Item 1.01 “Entry into a Material Definitive Agreement—Amendment to Advisory Agreement” in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2022, which is incorporated by reference herein, and Item 1.01 “Entry into a Material Definitive Agreement—Amendment to Advisory Agreement” in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2023, which is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Exhibit Description

10.1	Third Amendment to Advisory Agreement of NexPoint Diversified Real Estate Trust

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

I-2117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

Date: July 22, 2024

I-2118

Exhibit 10.1

THIRD AMENDMENT

TO

ADVISORY AGREEMENT

This Third Amendment (this “Amendment”) dated as of July 22, 2024 is to the Advisory Agreement, dated as of July 1, 2022 (the “Advisory Agreement”), by and among NexPoint Diversified Real Estate Trust (the “Company”) and NexPoint Real Estate Advisors X, L.P. (the “Adviser”), as amended by that First Amendment to Advisory Agreement, dated as of October 25, 2022, by and between the Company and the Adviser, and as further amended by that Second Amendment to Advisory Agreement, dated as of April 11, 2023, by and between the Company and the Adviser.

RECITALS

A.    The Company and the Adviser desire to amend the Advisory Agreement as set forth herein.

B.    In accordance with Section 13(b) of the Advisory Agreement, this Amendment has been duly approved by the Company’s board of trustees.

AGREEMENTS

Section 1. Amendments

(a)    The definition of “Election Notice” in Section 1 of the Advisory Agreement is hereby deleted in its entirety.

(b)    Section 9(a) of the Advisory Agreement is deleted and replaced in its entirety by the following:

During the term hereof, as the same may be extended from time to time, the Company shall pay the Adviser the Advisory Fee and Administrative Fee (together “Fees”). The Adviser shall compute the Managed Assets of the Company as of the end of each fiscal quarter and then compute each installment of the Fees as promptly as possible after the end of the month with respect to which such installment is payable. The accrued Fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect. A copy of the computations made by the Adviser to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board. The Administrative Fee shall be paid in cash. Each monthly installment of the Advisory Fee shall be paid one-half in cash and one-half in Common Shares. The Adviser’s ability to receive Common Shares in payment of a portion of the Advisory Fee shall be subject to Section 9(c). The number of Common Shares payable to the Adviser as a portion of the Advisory Fee for such month shall equal (i) one-half of the dollar value of the monthly installment of the Advisory Fee payable divided by (ii) the VWAP per Share for the 10 trading days prior to the end of the month for which the Fees will be paid. The Fees shall be payable independent of the performance of the Company or the Investments.

I-2119

(c)    Section 9(c) of the Advisory Agreement is deleted and replaced in its entirety by the following:

The Adviser’s ability to receive Common Shares in payment of the Advisory Fee due to the Adviser under this Agreement shall be subject to the following: (i) the ownership of such Common Shares by the Adviser shall not violate the limit on ownership of Common Shares set forth in the Articles of Incorporation or otherwise raise a material risk to the status of the Company as a REIT, after giving effect to any exception from such limit that the Board may grant to the Adviser or its Affiliates; (ii) in no event shall the Common Shares issued to the Adviser under this Agreement exceed five percent of the number of Common Shares or five percent of the voting power of the Company outstanding prior to the first such issuance (the “Share Cap”); (iii) in no event shall the Common Shares issued to the Adviser under this Agreement exceed 6,000,000 Common Shares; and (iv) the Company’s issuance of such Common Shares to the Adviser shall comply with all applicable restrictions under the U.S. federal securities laws and the rules of the NYSE; provided, however, that the Share Cap will not apply if the Company’s shareholders have approved issuances in excess of the Share Cap.

Section 2. Miscellaneous.

(a)    Effect of Amendment. This Amendment is limited as specified and shall not constitute a modification, amendment or waiver of any other provision of the Advisory Agreement. Except as specifically amended by this Amendment, all other provisions of the Advisory Agreement are hereby ratified and remain in full force and effect.

(b)    Single Document. From and after the date hereof, all references to the Advisory Agreement shall be deemed to be references to the Advisory Agreement as amended by this Amendment.

(c)    Severability. In the event that any provision of this Amendment or the application of any provision of this Amendment is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Amendment shall not be affected.

(d)    Binding Effect. This Amendment shall be binding upon and inure to the benefit of the Company and the Adviser and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

(e)    Headings. The headings in this Amendment are for convenience only. They shall not be deemed part of this Amendment and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

(f)    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute the same instrument and all of which together shall constitute the agreement of the parties. For purposes of executing this Amendment, a document signed and transmitted electronically shall be treated as an original document. The signature of any party thereon shall be considered an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document.

(g)    Defined Terms. Any capitalized terms used herein for which a definition is not herein provided shall, unless otherwise indicated, have the same meanings as assigned to such terms in the Advisory Agreement.

[Signature Page Follows]

I-2120

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer, Executive VP- Finance, Treasurer and Assistant Secretary

NEXPOINT REAL ESTATE ADVISORS X, L.P.

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer

I-2121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2024

NexPoint Diversified Real Estate Trust

(Exact name of registrant as specified in its charter)

Delaware	001-32921	80-0139099
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-276-6300

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value	NXDT	New York Stock Exchange

5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-2122

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 11, 2024, NexPoint Diversified Real Estate Trust (the “Company”) held its Annual Meeting of Shareholders. The below matters were submitted for approval by the Company’s shareholders, as more fully described in the Company’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2024. The number of the Company’s common shares entitled to vote at the Company’s 2024 Annual Meeting of Shareholders was 39,301,419, and the number of the Company’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share, entitled to vote at the Company’s 2024 Annual Meeting of Shareholders was 3,359,593, representing the number of shares outstanding as of April 1, 2024, the record date for the annual meeting.

The results of each matter voted on were as follows:

1.	Election of trustees. The following trustees were elected for terms expiring at the 2024 annual meeting of shareholders:

	Votes For	Votes Withheld	Broker Non-Votes
James Dondero	18,354,187	2,223,094	10,809,372
Brian Mitts	18,018,465	2,558,816	10,809,372
Edward Constantino	14,627,145	5,950,136	10,809,372
Scott Kavanaugh	13,039,461	7,537,820	10,809,372
Arthur Laffer	15,499,468	5,077,813	10,809,372
Carol Swain	15,098,637	5,478,643	10,809,372
Catherine Wood	13,519,170	7,048,110	10,809,372

2.	Approval, on an advisory basis, of the compensation of the Company’s named executive officers. The compensation of the Company’s named executive officers was approved.

Votes For	Votes Against	Abstentions	Broker Non-Votes
17,128,536	3,148,354	300,390	10,809,372

3.	Ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2024. The appointment was ratified.

Votes For	Votes Against	Abstentions	Broker Non-Votes
30,930,654	286,351	169,648	0

I-2123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

NexPoint Diversified Real Estate Trust
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

Date:  June 12, 2024

I-2124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2024

NexPoint Diversified Real Estate Trust

(Exact name of registrant as specified in its charter)

Delaware	001-32921	80-0139099
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-276-6300

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value	NXDT	New York Stock Exchange

5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

I-2125

Item 1.01 Entry into a Material Definitive Agreement.

Promissory Note

On April 19, 2024, NexPoint Diversified Real Estate Trust Operating Partnership, L.P. (“NXDT OP”), the operating partnership of NexPoint Diversified Real Estate Trust (“NXDT”), loaned $6.5 million to NREF OP IV, L.P. (“NREF OP IV”), a subsidiary of NexPoint Real Estate Finance, Inc. (“NREF”), an entity that is managed by an affiliate of the adviser of NXDT. In connection with the loan, NREF OP IV issued a promissory note in the principal amount of $6.5 million to NXDT OP (the “NREF Note”). The NREF Note bears interest at 7.535%, which is payable in kind, is interest only during the term of the NREF Note and matures on April 19, 2029.

I-2126

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

NexPoint Diversified Real Estate Trust
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

Date:  April 23, 2024

I-2127

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Highland Credit Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-4948762
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas	75240
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-132436

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Shares, $0.001 par value	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

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I-2128

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The description of the Registrant’s securities to be registered is incorporated by reference to the description contained under the caption “Description of Capital Structure” in the Registrant’s Registration Statement on Form N-2 (File Nos. 333-132436 and 811-21869), as filed electronically with the Securities and Exchange Commission (the “Commission”) on March 15, 2006 (Accession No. 0001341004-06-000737), as amended by Pre-Effective Amendment No. 1, as filed with the Commission on May 2, 2006 (Accession No. 0000950134-06-008518), by Pre-Effective Amendment No. 2, as filed with the Commission on May 10, 2006 (Accession No. 0000950134-06-009417), by Pre-Effective Amendment No. 3, as filed with the Commission on May 22, 2006 (Accession No. 0000950134-06-010320) and by Pre-Effective Amendment No. 4, as filed with the Commission on June 9, 2006 (Accession No. 0000950134-06-011336).

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits, no exhibits are filed herewith or incorporated by reference.

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I-2129

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HIGHLAND CREDIT STRATEGIES FUND
/s/ Jason Blackburn
Jason Blackburn
Chief Operating Officer, Treasurer and Secretary

Date: June 20, 2006

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I-2130

APPENDIX J

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

dated as of November 22, 2024

by and among

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.,

NXDT INTERMEDIARY, LLC,

NXDT HOSPITALITY HOLDCO, LLC,

NEXPOINT HOSPITALITY TRUST,

NHT INTERMEDIARY, LLC,

NHT HOLDINGS, LLC,

and

NHT OPERATING PARTNERSHIP, LLC

Exhibit A	Form of Company Tax Representation Letter
Exhibit B	Form of Company REIT Opinion
Exhibit C	Required Consents

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 22, 2024 (this “Agreement”), is by and among NexPoint Diversified Real Estate Trust, a Delaware statutory trust that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes (“NXDT”), NexPoint Diversified Real Estate Trust Operating Partnership, L.P., a Delaware limited partnership (“NXDT OP”), NXDT Intermediary, LLC, a Delaware limited liability company (“NXDT Intermediary”), NXDT Hospitality Holdco, LLC (“NXDT Merger Sub”) NexPoint Hospitality Trust, a trust established pursuant to the laws of the Province of Ontario (“Old NHT”), NHT Intermediary, LLC, a Delaware limited liability company (“NHT Intermediary”), NHT Holdings, LLC, a Delaware limited liability company (“NHT Holdings”), and NHT Operating Partnership, LLC, a Delaware limited liability company (“NHT OP”).

BACKGROUND

A. The Parties wish to effect a business combination through: (i) a merger of NexPoint Hospitality Trust, Inc. (“New NHT”) with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Company Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware General Corporation Law, as amended (the “DGCL”); (ii) immediately following the Company Merger, a merger of NHT Intermediary with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Intermediary Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA; (iii) immediately following the Intermediary Merger, a merger of NHT Holdings with and into NXDT Intermediary, with NXDT Intermediary being the surviving entity in such merger (the “Holdings Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA; and (iv) immediately following the consummation of the Holdings Merger, a merger of NHT OP with and into NXDT Merger Sub, with NXDT Merger Sub being the surviving entity in such merger (the “Operating Partnership Merger” and together with the Company Merger, the Intermediary Merger, and the Holdings Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA.

B. Prior to the consummation of the Reorganization (as defined below), New NHT will be formed as a Delaware corporation by the filing of its certificate of incorporation with the Secretary of State of Delaware (the “DSOS”). The board of directors of New NHT will initially consist of Edward Constantino, or such other individual or individuals as may be mutually agreed to by the Parties (the “New NHT Board”). The capital stock of New NHT will consist of a single class of common stock, par value $0.01 per share. It is the intention of the Parties that, upon its formation, New NHT and the Parties will execute such instruments as may be necessary to make New NHT a Party to this Agreement.

C. Immediately prior to the consummation of the Mergers (the “Reorganization Effective Time”), Old NHT intends to undergo a reorganization transaction, pursuant to which (i) each unitholder of Old NHT’s equity interests (the “Old NHT Unitholders”) will either (a) contribute all of such unitholder’s equity interests in Old NHT to New NHT in exchange for common shares of New NHT, or (b) have all of such unitholder’s equity interests in Old NHT redeemed for cash, and, immediately thereafter, (ii) New NHT shall cause Old NHT to be wound up and liquidated, distributing its assets and liabilities to New NHT (the “Liquidation”) (the steps in subsections (i) and (ii) collectively, the “Reorganization”).

D. Old NHT is the indirect owner of all of the equity interests of the sole general partner of NHT OP through which Old NHT operates its business, and, as of the date of this Agreement, Old NHT indirectly owns approximately 99.3% of the outstanding units of limited partnership interest in NHT OP (the “NHT OP Units”).

E. The Special Committee of Old NHT has unanimously determined and recommended to the board of trustees of Old NHT (the “Old NHT Board”), after consultation with its financial and legal advisors, that the Company Merger and Reorganization is fair to the Public Old NHT Unitholders and that the transactions contemplated in this Agreement are in the best interests of Old NHT.

F. The Old NHT Board (with the Conflicted Trustee abstaining) after considering, among other things, such determination and recommendation of the Special Committee, has determined that the Company Merger and Reorganization is fair to the Public Old NHT Unitholders and that the transactions contemplated in this Agreement are in the best interests of Old NHT and has unanimously resolved to recommend approval of the Company Merger, the Reorganization and this Agreement to the Old NHT Unitholders.

G. The sole general partner of NHT OP has approved this Agreement and the Operating Partnership Merger and determined that it is advisable and in the best interests of NHT OP and the partners of NHT OP for NHT OP to enter into this Agreement and to consummate the Operating Partnership Merger on the terms and subject to the conditions set forth in this Agreement.

H. The board of trustees of NXDT (the “NXDT Board”) has declared the Company Merger advisable and in the best interests of NXDT and the shareholders of NXDT, and approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this Agreement.

I. NXDT, as the managing member of NXDT Intermediary, has approved the Agreement, the Company Merger, the Intermediary Merger, the Holdings Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this agreement.

J. The sole general partner of NXDT OP, and NXDT OP, as the managing member of NXDT Merger Sub, has approved this Agreement and the Operating Partnership Merger and determined that it is advisable and in the best interests of NXDT OP and NXDT Merger Sub for NXDT OP and NXDT Merger Sub to enter into this Agreement and to consummate the Operating Partnership Merger on the terms and subject to the conditions set forth in this Agreement.

K. The Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth in this Agreement.

L. The Parties intend that, for U.S. federal income tax purposes, (i) the Contributions and the Liquidation together will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (ii) Old NHT and New NHT will be parties to such reorganization within the meaning of Section 368(b) of the Code, and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

M. The Parties intend that, for U.S. federal income tax purposes, (i) the Company Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (ii) New NHT and NXDT will be parties to such reorganization within the meaning of Section 368(b) of the Code, and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions.

(a) The following terms, as used in this Agreement, have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not (a) prohibit compliance by the Company with the provisions of Section 6.6 or (b) provide for an exclusive right to negotiate with the Company.

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, New York or Delaware are authorized or obligated by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” means that certain Commitment Letter, dated as of the date hereof, by and between NXDT and Old NHT.

“Company” shall mean Old NHT prior to the formation of New NHT, and shall mean both Old NHT and New NHT after the formation of New NHT; provided, that the obligations of the Company hereunder shall be solely the obligations of Old NHT unless and until such time as New NHT becomes a Party to this Agreement.

“Company Acquisition Proposal” means any inquiry, indication of interest, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than (a) the Mergers, (b) any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, or (c) any other transaction involving NXDT, the Company and NHT OP): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company or NHT OP; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 20% or more of the consolidated assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or 20% or more of the equity interests in NHT OP; (iv) any tender offer or exchange offer for 20% or more of any class of equity security of the Company or 20% or more of the equity interests in NHT OP; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company or NHT OP and any other Company Subsidiary having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company and NHT OP and the other Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Company Material Adverse Effect” means any change, event, state of fact or development that, is or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets, properties or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company, NHT Intermediary, NHT Holdings or NHT OP to consummate the Mergers before the Outside Date; provided, however, that in the case of clause (i) no change, event, state of facts or development resulting from any of the following will be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including the identity of NXDT and its affiliates, (b) any change, event, state of facts or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates, inflation rates, or exchange rates, or any changes therein, in the United States, Canada or elsewhere or any change, event or development generally affecting one or more of the industries in which the Company or the Company Subsidiaries operate, (c) any change in the market price or trading volume of the securities of the Company; provided, however, that the exception in this clause (c) will not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the TSXV or any other exchange or system of quotations, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law, IFRS or GAAP or interpretation of any of the foregoing, (f) any action taken or not taken to which NXDT has consented in writing, (g) any action expressly required to be taken by this Agreement or taken at the request of NXDT, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (h) will not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; and provided, further, that this clause (h) will not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, (i) the commencement, occurrence, continuation, escalation worsening of any war (declared or undeclared), armed hostilities, political conditions or acts of terrorism, (j) any actions or claims made or brought by any of the current or former securityholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former securityholders or equityholders) arising out of this Agreement or the Mergers or (k) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires, pandemic, epidemic or other natural disasters or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i) and (k), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the United States or Canada in the industries in which the Company and the Company Subsidiaries operate and (y) clause (j) will not apply to the use of Company Material Adverse Effect in Section 4.4 (or (Section 7.2(a) as it relates to Section 4.4).

“Company Protected Information” means any confidential information of the Company or the Company Subsidiaries, Trade Secrets of the Company or the Company Subsidiaries, information to which the Company or any Company Subsidiary or one of their management companies, as applicable, has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of the Company Subsidiaries or one of their management companies, as applicable.

“Company Subsidiary” means any Subsidiary of the Company, including NHT OP and its Subsidiaries.

“Conflicted Trustee” means James Dondero, who serves on the Old NHT Board and the NXDT Board and who has interests that present actual or potential conflicts of interest in connection with the Reorganization, the Mergers and the transactions contemplated by this Agreement.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject.

“Convertible Promissory Notes” means the convertible promissory notes issued by Old NHT.

“Copyrights” means U.S. and non-U.S. copyrights and mask works (as defined in 17 U.S.C. § 901) and pending applications to register the same.

“Deferred Unit” means the deferred trust units granted under the Old NHT Equity Plans.

“delivered” or “made available” or words of similar import mean, with respect to documents or information required to be provided by the Company or NHT OP to NXDT or NXDT OP, any documents or information (a) posted by the Company or any of its Representatives in the Company’s electronic data room, (b) filed or furnished by the Company with, and available through, SEADAR+ or (c) otherwise made reasonably available by the Company or its Representatives to NXDT, in each case prior to the execution and delivery of this Agreement.

“Development Expenditure Budget” means the Company’s budget with respect to Development Expenditures, as described on Section 4.13(c)(iii) of the Company Disclosure Letter.

“Environmental Laws” means all Laws which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) occupational safety and health in respect of Hazardous Substances or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of Hazardous Substances or (b) impose liability with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license and other authorization under any applicable Environmental Law.

“ERISA” means the Employment Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a number of NXDT Common Shares, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

“Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, hazardous material or hazardous waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability or standards of care are imposed, under any Environmental Laws, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls, or toxic mold.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees (or arrangements having the economic effect of a guarantee) of another Person in respect of any items set forth in clauses (a) through (d), (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c) and (g) all obligations issued, undertaken or assumed as the deferred purchase price for any property of assets. For the avoidance of doubt, “Indebtedness” will not include any liability for Taxes and will not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

“Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to (or, if known, the consequences of which were not known or reasonably foreseeable by) the Old NHT Board as of or prior to the date of this Agreement and (b) becomes known to or by the Old NHT Board prior to the receipt of the Requisite Vote; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) changes in the market price or trading volume of the Old NHT Units or the fact that Old NHT meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (i)) and (ii) any event, development or change in circumstances with respect to NXDT or NXDT OP.

“know” or “knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 1.1(a) of the Company Disclosure Letter, and with respect to NXDT, the actual knowledge of the persons listed in Section 1.1(a) of NXDT Disclosure Letter, in each case after reasonable inquiry.

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

“Management Agreements” means any (i) property management, asset management, investment management or similar management agreements entered into by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary manages or operates any owned real property or leased real property on behalf of any third party, and each amendment, guarantee, license or similar Contracts related thereto and (ii) any agreement pursuant to which any third party manages any Owned Real Property, Company Leased Real Property or Company Space Lease, and each amendment, guarantee, license or similar Contracts related thereto.

“Material Company Lease” means any lease, sublease, ground lease or occupancy agreement of real property under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity and (a) that provides for annual rentals of $50,000 or more or (b) relates to real property comprising more than 5,000 square feet of space; provided that any such lease, sublease, ground lease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries will not constitute a Material Company Lease.

“Material Company Space Lease” means any Company Space Lease (a) that provides for annual rentals of $75,000 or more or (b) that relates to real property comprising more than 5,000 square feet of space; provided that any Company Space Lease solely between the Company and any Company Subsidiary or solely between Company Subsidiaries will not constitute a Material Company Space Lease.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“NHT Holdings Interests” means the limited liability company interests in NHT Holdings.

“NHT Holdings LLC Agreement” means the limited liability company agreement of NHT Holdings, as in effect as of the date hereof and together with all amendments thereto.

“NHT Intermediary Interests” means the limited liability company interests in NHT Intermediary.

“NHT Intermediary LLC Agreement” means the limited liability company agreement of NHT Intermediary, as in effect as of the date hereof and together with all amendments thereto.

“NHT OP Approval” means the approval of the Operating Partnership Merger, the Company Merger and the other transactions contemplated by this Agreement by the sole general partner of NHT OP.

“NHT OP LLC Agreement” means the limited liability company agreement of NHT OP, as in effect as of the date hereof and together with all amendments thereto.

“NHT OP Profits Interest Units” means, collectively, the Vested NHT OP Profits Interest Units and Unvested NHT OP Profits Interest Units.

“NXDT Common Shares” means common shares, par value $0.001 per share, of NXDT.

“NXDT Intermediary LLC Agreement” means the limited liability company agreement of NXDT Intermediary, as in effect of the date hereof and together with all amendments thereto.

“NXDT Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the ability of NXDT or NXDT OP to consummate the Mergers before the Outside Date.

“NXDT Merger Sub LLC Agreement” means the limited liability company agreement of NXDT Merger Sub, as in effect of the date hereof and together with all amendments thereto.

“NXDT OP LP Agreement” means the limited partnership agreement of NXDT OP, as in effect as of the date hereof and together with all amendments thereto.

“Old NHT Equity Plans” means (i) Old NHT’s Omnibus Equity Incentive Plan, as adopted on March 29, 2019, and (ii) Old NHT’s Amended and Restated Deferred Unit Plan, as adopted on May 31, 2022, and as amended and restated on September 11, 2023.

“Operating Partnership Exchange Ratio” means a number of limited partnership interests of NXDT OP, rounded to the nearest thousandth, equal to the quotient of $0.36 divided by the volume weighted average price of the NXDT Common Shares quoted on the New York Stock Exchange for the ten (10) trading days prior to Closing.

“Organizational Documents” means, with respect to any entity, (a) if such entity is a corporation, such entity’s certificate or articles of incorporation, bylaws and similar organizational documents, as amended and in effect on the date hereof, (b) if such entity is a limited liability company, such entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such entity is a trust, such entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such entity is a limited partnership, such entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Party” means each of the Company, NHT OP, NHT Intermediary, NHT Holdings, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub.

“Patents” means U.S. and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (b) statutory mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens, in each case of this clause (c) arising or incurred in the ordinary course for amounts which are not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or IFRS (to the extent required by IFRS), as applicable, (d) Liens for which title insurance coverage pursuant to a title policy held by the Company or a Company Subsidiary has been obtained, (e) easements whether or not shown by the public records, overlaps, encroachments and any Liens not of record that are shown on a survey provided by the Company to NXDT (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (f) Liens securing Indebtedness for borrowed money existing as of the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.1, (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities (excluding Liens under ERISA or Section 430 of the Code), including zoning regulations, use restrictions and building codes, (i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in policies or commitments of title insurance that have been provided by the Company to NXDT and that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of the property or asset affected by the applicable Lien, and (j) Liens, rights or obligations created by or resulting from the acts or omission of NXDT, NXDT OP or any of their respective affiliates and their and their respective affiliates’ investors, lenders, employees, officers, directors, trustees, members, stockholders, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Prior Sale Agreement” means any purchase or sale Contract relating to any real property or leasehold interest, including any ground lease, conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiaries since January 1, 2022, except for easements or similar interests.

“Public Old NHT Unitholders” means the holders of Old NHT Units other than NXDT and its Subsidiaries and any other person who holds Old NHT Units in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the transactions contemplated by this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Reportable Transaction” has the meaning ascribed to the term “reportable transaction” in Section 1.6011-4(b) of the Treasury Regulations.

“Representative” means, with respect to any Person, such Person’s trustees, directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States.

“Securities Laws” means the Securities Act, the Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval Plus.

“Series A Preferred Shares” means NXDT’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share, liquidation preference $25.00 per share.

“Special Committee” means the special committee of the Old NHT Board formed for the purpose of, among other things, considering the Reorganization and the Company Merger.

“Subsidiary” means, with respect to a Person, another Person at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “20%” will be replaced by “50%”) made by a third party on terms that the Old NHT Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (a) would result, if consummated, in a transaction that is more favorable to the Old NHT Unitholders (solely in their capacity as such) from a financial point of view than the Company Merger and (b) is reasonably likely to be consummated, in each case, after taking into account (i) the financial, legal, regulatory and any other aspects of such proposal, including any financing conditions or the reliability of debt or equity funding commitments, (ii) the likelihood and timing of consummation (as compared to the Company Merger) and (iii) any changes to the terms of this Agreement proposed by NXDT and any other information provided by NXDT (including pursuant to Section 6.6 of this Agreement).

“Tax” (and, with correlative meanings, “Taxable” and “Taxing”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar), alternative or add-on minimum or any other Tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax imposed by any Governmental Entity, whether disputed or not.

“Tax Protection Agreements” means any Contract to which the Company or any Company Subsidiary is a party pursuant to which: (a) any liability to holders of equity of a Company Subsidiary that is classified as a partnership for U.S. federal income Tax purposes (including the NHT OP Units, the “Company Partnership Interests”) relating to Taxes may arise and give rise to an indemnity obligation by the Company or any Company Subsidiary, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of a Company Partnership Interest, the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book Tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (c) members of NHT OP have guaranteed, indemnified or assumed debt of NHT OP, and/or (d) any Tax indemnity, allocation or sharing Contract for the benefit of the Company or any Company Subsidiary.

“Tax Return” means any return, report, document, declaration or similar statement filed or required to be filed with any Governmental Entity with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment thereto.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means U.S., state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

“Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

“TSXV” means the TSX Venture Exchange.

“Unvested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the Old NHT Equity Plans, and which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Unvested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which remains subject to vesting conditions.

“Vested NHT OP Profits Interest Unit” means a unit of NHT OP that is granted pursuant to the Old NHT Equity Plans, and which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

“Vested NXDT OP Profits Interest Unit” means a unit of NXDT OP granted pursuant to NXDT’s 2023 Long Term Incentive Plan which is intended to constitute a “profits interest” within the meaning of the Code, which has fully vested.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 6.6(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(a)
Bankruptcy and Equity Exception	Section 4.3(a)
Book-Entry Share	Section 3.1(c)
Capital Expenditure Budget	Section 4.13(c)
Capital Expenditures	Section 4.13(c)
Capitalization Date	Section 4.2(a)
Certificate	Section 3.1(c)
Chosen Courts	Section 9.4(b)
Closing	Section 2.3
Closing Date	Section 2.3
Code	Background
Company	Preamble
Company Bylaws	Section 4.1(b)
Company Capital Shares	Section 4.2(a)
Company Charter	Section 4.1(b)
Company Disclosure Letter	Article IV

Term	Section
Company Financial Statements	Section 4.5(a)
Company Intellectual Property Rights	Section 4.15(b)
Company Leased Real Property	Section 4.13(b)
Company Leases	Section 4.13(b)
Company Liability Limitation	Section 9.7(d)
Company Material Contract	Section 4.16(b)
Company Merger	Background
Company Merger Certificate	Section 2.2(a)
Company Merger Effective Time	Section 2.2(a)
Company Permits	Section 4.9(a)
Company REIT Opinion	Section 7.2(c)
Company Related Parties	Section 8.3(e)
Company Securities Filings	Section 4.5(a)
Company Space Leases	Section 4.13(c)
Company Termination Fee	Section 8.3(b)(ii)
Confidentiality Agreement	Section 6.2(b)
Declaration of Trust	Section 4.1(b)
Development Expenditures	Section 4.13(c)
Development Projects	Section 4.13(c)
Doane Grant Thornton	Section 4.18
DSOS	Background
Enforcement Expenses	Section 8.3(d)
Exchange Agent	Section 3.7(a)
Exchange Fund	Section 3.7(a)
Existing Loan Documents	Section 4.16(b)(vii)
FCPA	Section 4.9(c)
Form S-4	Section 6.4(a)
Indemnified Liabilities	Section 6.9(a)
Indemnified Party	Section 6.9(a)
Information Circular	Section 6.4(a)
Intellectual Property Rights	Section 4.15(b)
Interim Period	Section 6.1
IRS	Section 4.12(c)
Letter of Transmittal	Section 3.7(c)(i)
Liquidation	Background
Merger Consideration	Section 3.1(c)
Mergers	Background
New NHT Shares	Section 4.2(a)
NHT OP Units	Background
Notice of Change of Recommendation	Section 6.6(e)
Notice of Change Period	Section 6.6(e)
NXDT	Preamble
NXDT Capitalization Date	Section 5.2(a)
NXDT Disclosure Document	Section 5.7(b)
NXDT Disclosure Letter	Article V
NXDT Intermediary	Preamble
NXDT Liability Limitation	Section 9.7(c)
NXDT Merger Sub	Preamble
NXDT OP	Preamble
NXDT Related Parties	Section 8.3(e)

Term	Section
NXDT Termination Amount	Section 8.3(c)
Old NHT Board	Background
Old NHT Unitholders	Background
Old NHT Units	Section 4.2(a)
Operating Expenses	Section 4.13(c)
Operating Partnership	Preamble
Operating Partnership Merger	Background
Operating Partnership Merger Certificate	Section 2.2(d)
Operating Partnership Merger Effective Time	Section 2.2(d)
Outside Date	Section 8.1(b)(ii)
Owned Real Property	Section 4.13(a)
Participation Agreements	Section 4.13(e)
Participation Party	Section 4.13(e)
Permit	Section 4.9(a)
QRS	Section 4.12(b)
Qualifying Income	Section 8.3(g)
Registered Company Intellectual Property Assets	Section 4.15(a)
REIT	Section 4.12(b)
Reorganization Effective Time	Background
Requisite Vote	Section 4.20
Special Pre-Closing REIT Dividend	Section 6.1(c)
Surviving Company	Section 2.1(a)
Surviving OP	Section 2.1(d)
Tail Insurance	Section 6.9(b)
Takeover Statutes	Section 4.19
Transaction Litigation	Section 6.7(b)
Transfer Taxes	Section 6.12(e)
TRS	Section 4.12(b)
Unitholders’ Meeting	Section 6.5

Section 1.2 Interpretation. The following rules of interpretation will apply to this Agreement: (a) the words “hereof,” “hereby,” “herein” and “under this Agreement” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the table of contents and captions in this Agreement are included for convenience of reference only and will be ignored in the construction or interpretation of this Agreement; (c) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (d) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (e) any capitalized term used in any Exhibit, the Company Disclosure Letter or NXDT Disclosure Letter but not otherwise defined therein will have the meaning set forth in this Agreement; (f) any singular term in this Agreement will be deemed to include the plural, and any plural term the singular, and references to any gender will include all genders; (g) whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import; (h) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (i) references to any Law will be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder; (j) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms of this Agreement and such Contract; (k) references to any Person include the predecessors, successors and permitted assigns of that Person; (l) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively; (m) references to “dollars” and “$” mean U.S. dollars; (n) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if”; (o) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends; (p) whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day; and (q) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
THE MERGERS

Section 2.1 The Mergers.

(a) On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA and the DGCL, at the Company Merger Effective Time, New NHT and NXDT Intermediary shall consummate the Company Merger, pursuant to which (i) New NHT will be merged with and into NXDT Intermediary and the separate existence of New NHT will thereupon cease and (ii) NXDT Intermediary will survive the Company Merger (the “Surviving Company”).

(b) On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Intermediary Merger Effective Time, NHT Intermediary and the Surviving Company shall consummate the Intermediary Merger, pursuant to which (i) NHT Intermediary will be merged with and into the Surviving Company and the separate existence of NHT Intermediary will thereupon cease and (ii) the Surviving Company will survive the Intermediary Merger.

(c) On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Holdings Merger Effective Time, NHT Holdings and the Surviving Company shall consummate the Holdings Merger, pursuant to which (i) NHT Holdings will be merged with and into the Surviving Company and the separate existence of NHT Holdings will thereupon cease and (ii) the Surviving Company will survive the Holdings Merger.

(d) On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Operating Partnership Merger Effective Time, NHT OP and NXDT Merger Sub will consummate the Operating Partnership Merger, pursuant to which (i) NHT OP will be merged with and into NXDT Merger Sub and the separate existence of NHT OP will thereupon cease and (ii) NXDT Merger Sub will survive the Operating Partnership Merger (the “Surviving OP”).

Section 2.2 Effective Times.

(a) On the Closing Date, New NHT and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Company Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by the Company or NXDT Intermediary under the DLLCA and the DGCL in connection with the Company Merger. The Company Merger will become effective upon the later of the acceptance for record of the Company Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Company Merger Certificate as may be mutually agreed to by New NHT and NXDT Intermediary and specified in the Company Merger Certificate in accordance with the DLLCA and the DGCL (such date and time being referred to in this Agreement as the “Company Merger Effective Time”).

(b) On the Closing Date, NHT Intermediary and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Intermediary Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by NHT Intermediary or NXDT Intermediary under the DLLCA in connection with the Intermediary Merger. The Intermediary Merger will become effective upon the later of the acceptance for record of the Intermediary Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Intermediary Merger Certificate as may be mutually agreed to by NHT Intermediary and NXDT Intermediary and specified in the Intermediary Merger Certificate in accordance with the DLLCA (the “Intermediary Merger Effective Time”), being understood and agreed that the Parties shall cause the Intermediary Merger Effective Time to occur immediately after the Company Merger Effective Time.

(c) On the Closing Date, the NHT Holdings and NXDT Intermediary shall (i) duly execute and file a certificate of merger (the “Holdings Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by NHT Holdings or NXDT Intermediary under the DLLCA in connection with the Holdings Merger. The Holdings Merger will become effective upon the later of the acceptance for record of the Holdings Merger Certificate by the DSOS or such other date and time not more than 30 days after acceptance for record by the DSOS of the Holdings Merger Certificate as may be mutually agreed to by NHT Holdings and NXDT Intermediary and specified in the Holdings Merger Certificate of Merger in accordance with the DLLCA (such date and time being referred to in this Agreement as the “Holdings Merger Effective Time”), being understood and agreed that the Parties shall cause the Holdings Merger Effective Time to occur immediately after the Intermediary Merger Effective Time.

(d) On the Closing Date, NHT OP and NXDT Merger Sub shall duly execute and file a certificate of merger (the “Operating Partnership Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware. The Operating Partnership Merger will become effective upon the filing of the Operating Partnership Merger Certificate with the DSOS or such other date and time as may be mutually agreed to by NHT OP and NXDT Merger Sub and specified in the Operating Partnership Merger Certificate in accordance with the DLLCA (the “Operating Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Operating Partnership Merger Effective Time to occur immediately after the Holdings Merger Effective Time.

(e) Unless otherwise agreed in writing, the Parties shall cause the Company Merger Effective Time, the Intermediary Merger Effective Time, the Holdings Merger Effective Time and the Operating Partnership Merger Effective Time to occur on the Closing Date, with the Intermediary Merger Effective Time occurring immediately after the Company Merger Effective Time, the Holdings Merger Effective Time occurring immediately after the Intermediary Merger Effective Time, and the Operating Partnership Merger Effective Time occurring immediately after the Holdings Merger Effective Time.

Section 2.3 Closing of the Mergers. The closing of the Mergers (the “Closing”) will take place at a time to be specified by the Parties on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) remotely by exchange of documents and signatures (or their electronic counterparts), or at such other time, date and place as may be mutually agreed to in writing by the Parties (the “Closing Date”).

Section 2.4 Effects of the Mergers.

(a) The Company Merger will have the effects set forth in the DLLCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of New NHT will vest in the Surviving Company, and all debts, liabilities, duties and obligations of New NHT will become the debts, liabilities, duties and obligations of the Surviving Company.

(b) The Intermediary Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Intermediary Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT Intermediary will vest in the Surviving Company, and all debts, liabilities, duties and obligations of NHT Intermediary will become the debts, liabilities, duties and obligations of the Surviving Company.

(c) The Holdings Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Holdings Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT Holdings will vest in the Surviving Company, and all debts, liabilities, duties and obligations of NHT Holdings will become the debts, liabilities, duties and obligations of the Surviving Company.

(d) The Operating Partnership Merger will have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Operating Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of NHT OP will vest in the Surviving OP, and all debts, liabilities, duties and obligations of NHT OP will become the debts, liabilities, duties and obligations of the Surviving OP.

Section 2.5 Governing Documents.

(a) At the Company Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Company Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Company Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Company Merger Effective Time, until further amended in accordance with applicable Law.

(b) At the Intermediary Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Intermediary Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Intermediary Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Intermediary Merger Effective Time, until further amended in accordance with applicable Law.

(c) At the Holdings Merger Effective Time, (i) the certificate of formation of NXDT Intermediary, as in effect immediately prior to the Holdings Merger Effective Time, shall be the certificate of formation of the Surviving Company, until further amended in accordance with applicable Law and (ii) the NXDT Intermediary LLC Agreement as in effect immediately prior to the Holdings Merger Effective Time will be the limited liability company agreement of the Surviving Company immediately following the Holdings Merger Effective Time, until further amended in accordance with applicable Law.

(d) At the Operating Partnership Merger Effective Time, (i) the certificate of formation of NXDT Merger Sub, as in effect immediately prior to the Operating Partnership Merger Effective Time, shall be the certificate of limited partnership of the Surviving OP, until further amended in accordance with applicable Law and (ii) NXDT Merger Sub LLC Agreement, as in effect immediately prior to the Operating Partnership Merger Effective Time, will be the limited liability company agreement of the Surviving OP, until further amended in accordance with applicable Law.

(e) Nothing in this Section 2.5 will affect in any way the indemnification or other obligations provided for in Section 6.9.

Section 2.6 Officers and Directors.

(a) The officers of NXDT Intermediary at the Company Merger Effective Time shall, from and after the Company Merger Effective Time, Intermediary Merger Effective Time and Holdings Merger Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with NXDT Intermediary LLC Agreement.

(b) NXDT OP shall be the managing member of the Surviving OP and the officers and authorized signatories of NXDT Merger Sub immediately prior to the Operating Partnership Merger Effective Time shall be the officers and authorized signatories of Surviving OP.

ARTICLE III
EFFECTS OF THE MERGERS

Section 3.1 Effects on New NHT Shares. At the Company Merger Effective Time and by virtue of the Company Merger and without any further action on the part of NXDT, NXDT Intermediary, New NHT, or the holders of any securities of NXDT, NXDT Intermediary or New NHT:

(a) Limited Liability Company Interests of NXDT Intermediary. Each limited liability company interest of NXDT Intermediary issued and outstanding immediately prior to the Company Merger Effective Time shall remain an issued and outstanding limited liability company interest of the Surviving Company and shall not be affected by the Company Merger, Intermediary Merger or Holdings Merger.

(b) Cancellation of New NHT Shares. Each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time that is held by NXDT, NXDT OP, or any of their respective Subsidiaries, will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto. Each New NHT Share held by New NHT in New NHT’s treasury will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

(c) Conversion of New NHT Shares. Subject to Section 3.5(a) and Section 3.5(b), each New NHT Share issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) will automatically be converted into the right to receive a number of NXDT Common Shares equal to the Exchange Ratio and any cash issued in lieu of fractional shares of NXDT Common Shares payable pursuant to Section 3.1(e) (the “Merger Consideration”). All New NHT Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of New NHT (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented New NHT Shares will cease to have any rights with respect to such New NHT Shares other than the right to receive the Merger Consideration in accordance with Section 3.7.

(d) Share Transfer Books. At the Company Merger Effective Time, the share transfer books of New NHT will be closed and thereafter there will be no further registration of transfers of the New NHT Shares or the NHT OP Units. From and after the Company Merger Effective Time, persons who held New NHT Shares or the NHT OP Units immediately prior to the Company Merger Effective Time will cease to have rights with respect to such shares, except as otherwise provided for in this Agreement. On or after the Company Merger Effective Time, any Certificates or Book-Entry Shares or NHT OP Certificates or NHT OP Book-Entry Shares, presented to the Exchange Agent, NXDT or the transfer agent for any reason will be exchanged as provided in this Article III with respect to the New NHT Shares and the NHT OP Units formerly represented thereby.

(e) Fractional Shares. No certificates or scrip representing fractional NXDT Common Shares shall be issued upon the conversion of New NHT Shares pursuant to Section 3.1(c) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of NXDT Common Shares. Notwithstanding any other provision of this Agreement, each holder of NXDT Common Shares pursuant to the Company Merger who would otherwise be entitled to receive a fraction of a NXDT Common Share (after taking into account all New NHT Shares exchanged by such holder) shall in lieu thereof, upon surrender of such holder’s Certificates and Book-Entry Shares, receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the last reported sale price of NXDT Common Shares on the New York Stock Exchange on the last complete trading day prior to the date of the Company Merger Effective Time.

Section 3.2 Effects on NHT Intermediary Interests. At the Intermediary Merger Effective Time, by virtue of the Intermediary Merger and without any further action on the part of NHT Intermediary, NXDT Intermediary or the holders of NHT Intermediary Interests, each NHT Intermediary Interest issued and outstanding immediately prior to the Intermediary Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

Section 3.3 Effects on NHT Holdings Interests. At the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any further action on the part of NHT Holdings, NXDT Intermediary or the holders of NHT Holdings Interests, each NHT Holdings Interest issued and outstanding immediately prior to the Holdings Merger Effective Time shall be canceled and no consideration shall be issued in respect thereof.

Section 3.4 Effects on NHT OP Units. At the Operating Partnership Merger Effective Time, by virtue of the Operating Partnership Merger and without any further action on the part of NHT OP, NXDT OP, NXDT Merger Sub or the holders of NHT OP Units:

(a) Conversion of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time (other than NHT OP Units to be cancelled in accordance with Section 3.4(b)) shall be automatically converted into the right to receive a number of validly issued limited partnership interests of NXDT OP equal to the Operating Partnership Exchange Ratio and each general partnership interest of NHT OP issued and outstanding immediately prior to the Operating Partnership Merger Effective Time shall be automatically canceled and no consideration shall be issued in respect thereof (the “Operating Partnership Merger Consideration”). All NHT OP Units, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (an “NHT OP Certificate”) or book-entry unit registered in the transfer books of NHT OP (an “NHT OP Book-Entry Share”) that immediately prior to the Operating Partnership Merger Effective Time represented NHT OP Units will cease to have any rights with respect to such NHT OP Units other than the right to receive the Operating Partnership Merger Consideration in accordance with Section 3.7.

(b) Cancellation of NHT OP Units. Each NHT OP Unit issued and outstanding immediately prior to the Operating Partnership Merger Effective Time that is held by NXDT, NXDT Intermediary or any of their respective Subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

Section 3.5 Treatment of Equity-Based Awards.

(a) At the Reorganization Effective Time, each Deferred Unit shall be cancelled and holders of such cancelled Deferred Units shall thereafter be entitled to receive $0.36 in cash per Deferred Unit from Old NHT.

(b) At the Operating Partnership Merger Effective Time, each Vested NHT OP Profits Interest Unit shall automatically be cancelled and converted into the right to receive Vested NXDT OP Profits Interest Units at the Operating Partnership Exchange Ratio, and each Unvested NHT OP Profits Interest Unit shall automatically be converted into the right to receive Unvested NXDT OP Profits Interest Units with like vesting conditions at the Operating Partnership Exchange Ratio.

(c) Prior to the Company Merger Effective Time, the Company and NHT OP shall take all corporate, trust, or limited partnership action, as applicable, necessary to effectuate the provisions of this Section 3.5 and to terminate each Old NHT Equity Plan effective as of immediately prior to the Company Merger Effective Time (and subject to the consummation of the Mergers).

Section 3.6 Treatment of NHT OP Units to be Issued Upon Conversion of Convertible Promissory Notes.

(a) At the Operating Partnership Merger Effective Time, all rights to receive NHT OP Units pursuant to the conversion of the Convertible Promissory Notes shall be converted into the right to receive membership interests of NXDT Merger Sub, pursuant to the terms of amendments to such Convertible Promissory Notes to be entered into at the Operating Partnership Effective Time, with the membership interests in NXDT Merger Sub to be issued under a Convertible Promissory Note to be equivalent to the number of NHT OP Units subject to the conversion rights under such Convertible Promissory Note, multiplied by the Operating Partnership Exchange Ratio, subject to the conditions to the exercise of such rights contained in the Convertible Promissory Notes.

(b) Prior to the Operating Partnership Merger Effective Time, NHT OP shall take all limited partnership action necessary to effectuate the provisions of this Section 3.6 (subject to the consummation of the Mergers).

Section 3.7 Exchange of Certificates.

(a) Prior to the Company Merger Effective Time, NXDT shall (i) appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and the Operating Partnership Merger Consideration, as provided in Section 3.1(c) and Section 3.4(a) and (ii) arrange for the Exchange Agent to make appropriate book entries in the transfer books of NXDT and NXDT OP, as applicable, sufficient to pay the aggregate Merger Consideration and Operating Partnership Merger Consideration, as applicable, and any cash sufficient to make payments in lieu of fractional shares pursuant to Section 3.1(e) (the “Exchange Fund”), in each case, for the sole benefit of the holders of the New NHT Shares and NHT OP Units, as applicable. NXDT shall cause the Exchange Agent to make, and the Exchange Agent shall make payment of the aggregate Merger Consideration and Operating Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund may not be used for any other purpose.

(b) The Exchange Fund shall be invested by the Exchange Agent as directed by NXDT. Interest and other income on the Exchange Fund will be the sole and exclusive property of NXDT. No investment of the Exchange Fund will relieve NXDT or the Exchange Agent from making the payments required by this Section 3.7, and following any losses from any such investment, NXDT shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy NXDT’s obligations hereunder for the benefit of the holders of the New NHT Shares and NHT OP Units, as applicable, at the Company Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(c) Exchange Procedures.

(i) As promptly as practicable following the Company Merger Effective Time (but in no event later than five Business Days thereafter), NXDT shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share, of an NHT OP Certificate or NHT OP Book-Entry Share, as applicable, (A) a letter of transmittal (a “Letter of Transmittal”) which will specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares, to the NHT OP Certificates or NHT OP Book-Entry Share, as applicable, will pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, to the Exchange Agent, which Letter of Transmittal will be in such form and have such other customary provisions as NXDT and Company may reasonably agree upon, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, as applicable, in exchange for the Merger Consideration or Operating Partnership Merger Consideration, as applicable.

(ii) Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share, an NHT OP Certificate (or an affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, as applicable, will be entitled to receive in exchange therefor the Merger Consideration for each New NHT Share formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the Operating Partnership Merger Consideration for each NHT OP Unit formerly represented by such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, in each case pursuant to the provisions of this Article III, within five Business Days following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share so surrendered will be forthwith cancelled.

(iii) The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, such NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices; provided, that if a holder is providing an affidavit of loss in lieu of such Certificate or NHT OP Certificate, as applicable, such holder shall, if required by NXDT, post a bond, in such reasonable amount as NXDT may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate or NHT OP Certificate, as applicable.

(iv) Until surrendered as contemplated by this Section 3.7, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, each NHT OP Certificate (or affidavit of loss in lieu thereof) and NHT OP Book-Entry Share, will be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, as contemplated by this Article III. No interest will be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the holders of the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares, on the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the NHT OP Certificates (or affidavits of loss in lieu thereof) or NHT OP Book-Entry Shares.

(v) In the event of a transfer of ownership of New NHT Shares or NHT OP Units that is not registered in the transfer records of New NHT or NHT OP, it will be a condition of payment that any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, any NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, surrendered in accordance with the procedures set forth in this Section 3.7(c) will be properly endorsed or will be otherwise in proper form for transfer, and that the Person requesting such payment will have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration or Operating Partnership Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the NHT OP Certificate (or affidavit of loss in lieu thereof) or NHT OP Book-Entry Share, surrendered or will have established to the reasonable satisfaction of NXDT that such Tax either has been paid or is not applicable.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of New NHT Shares or NHT OP Units, as applicable, for 6 months after the Company Merger Effective Time will be delivered to NXDT, upon demand, and any former holders of New NHT Shares or NHT OP Units prior to the Company Merger who have not theretofore complied with this Article III will thereafter look only to NXDT for payment of the Merger Consideration or Operating Partnership Merger Consideration, as applicable, without any interest. Any amounts remaining unclaimed by former holders of New NHT Shares or NHT OP Units two years after the Company Merger Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of NXDT free and clear of any claims or interest of any Person previously entitled thereto.

(e) Distributions with Respect to Unsurrendered Shares of New NHT Shares and NHT OP Units. All shares of NXDT Common Shares and limited partnership interests of NXDT OP to be issued as the Merger Consideration and Operating Partnership Merger Consideration, as applicable, shall be deemed issued and outstanding as of the Company Merger Effective Time and Operating Partnership Merger Effective Time, respectively, and whenever a dividend or other distribution is declared by NXDT on NXDT Common Shares or NXDT OP on the limited partnership interests of NXDT OP, the record date for which is after the Company Merger Effective Time, such declaration shall include dividends or distributions in respect of all NXDT Common Shares and limited partnership interests of NXDT OP issued pursuant to this Agreement.

(f) No Liability. None of the Company, NHT OP, NXDT, NXDT OP, NXDT Intermediary, NXDT Merger Sub, the Surviving Company, the Surviving OP, the Exchange Agent, or any employee, officer, director, agent or affiliate thereof, will be liable to any person in respect of the Merger Consideration or the Operating Partnership Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of NXDT, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.8 Withholding Rights. The Parties, their respective affiliates and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Operating Partnership Merger Consideration, as applicable (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law. Any such amounts so deducted and withheld will be paid over to the applicable Governmental Entity in accordance with applicable Law and will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.9 Lost Certificates. If any Certificate or NHT OP Certificate, has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate or NHT OP Certificate to be lost, stolen or destroyed and, if required by NXDT, the posting by such Person of a bond in such reasonable amount as NXDT may direct, as indemnity against any claim that may be made against it with respect to such Certificate or NHT OP Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate or NHT OP Certificate, as applicable, the Merger Consideration or the Operating Partnership Merger Consideration, as applicable.

Section 3.10 Cash Balances. The Company shall deliver to NXDT, upon request and no later than five Business Days prior to the anticipated Closing Date, a written notice setting forth, in each case as of the close of business on the immediately preceding Business Day, the aggregate cash balances held by the Company, NHT OP and each Company Subsidiary (by Company Subsidiary), as well as the amounts of such cash balances that are not being used or reserved for specified purposes (including, to the extent agreed by NXDT following consultation with the Company, any working capital needs, repayment of any Indebtedness or any other reserves) and that are available to be utilized in respect of the obligations set forth in Section 3.1, Section 3.2 and Section 3.3.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY, NHT INTERMEDIARY, NHT HOLDINGS AND NHT OP

Except as (i) disclosed in the separate disclosure letter which has been delivered by Old NHT to NXDT in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) or (ii) set forth in any of Old NHT’s filings with the Securities Authorities and other public disclosure documents of Old NHT that are publicly available at least five Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosure of information, factors or risks that are predictive, cautionary or forward-looking in nature), the Company, NHT Intermediary, NHT Holdings and NHT OP hereby jointly and severally represent and warrant to NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Old NHT is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust which is duly formed, validly existing and in good standing under the Laws of the Province of Ontario and has elected to be treated as a real estate investment trust for U.S. federal income Tax purposes. Upon its formation and at the time of the Company Merger Effective Time, New NHT will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. NHT Intermediary is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NHT Holdings is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NHT OP is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has the requisite trust or corporate power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, NHT Intermediary, NHT Holdings, NHT OP and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to NXDT true and complete copies of (i) Old NHT’s declaration of trust, together with all amendments and supplements thereto (the “Declaration of Trust”), (ii) drafts of the articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) of New NHT that will be adopted as the governing documents of New NHT upon its formation (iii) the NHT Intermediary LLC Agreement and the certificate of formation of NHT Intermediary, together with all amendments and supplements thereto, (iv) the NHT Holdings LLC Agreement and the certificate of formation of NHT Holdings, together with all amendments and supplements thereto, (v) the NHT OP LLC Agreement and the certificate of formation of NHT OP, together with all amendments and supplements thereto, and (vi) the Organizational Documents of each of the Company Subsidiaries, in each case as in effect as of the date hereof, and together with all amendments thereto. Each of the Declaration of Trust, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement, the NHT OP LLC Agreement and the Organizational Documents of the Company Subsidiaries was duly adopted and is in full force and effect, and the Company Charter and the Company Bylaws will be in full force and effect upon the formation of New NHT, and neither the Company, NHT Intermediary, NHT Holdings, NHT OP nor any of the Company Subsidiaries, as applicable, is in violation in any material respect of any of the provisions of such documents.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, and (ii) the type and percentage of interest held, directly or indirectly by the Company or a Company Subsidiary and any other Person, as applicable, in each Company Subsidiary. Except as set forth on Section 4.1(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiaries owns any capital stock of, or any equity interest of any nature in, any other entity, other than in the Company Subsidiaries.

Section 4.2 Capitalization.

(a) Old NHT is authorized to issue an unlimited number of trust units (the “Old NHT Units”). As of November 8, 2024 (the “Capitalization Date”), (i) 29,352,055 Old NHT Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase (other than the redemption rights set forth in Section 7.10 of the Declaration of Trust), rights of participation or any open-ended trust similar rights, and (ii) no Old NHT Units were reserved and available for future issuance except for an aggregate of 1,670,056 Old NHT Units reserved and available for future issuance under the Old NHT Equity Plans. As of immediately following the consummation of the Reorganization, no Old NHT Units will be issued and outstanding. New NHT will be authorized to issue up to 100,000,000 shares of common stock (the “New NHT Shares” and, together with the Old NHT Units, the “Company Capital Shares”). As of the date hereof, there are no New NHT Shares issued and outstanding. Following the Reorganization, and as of Closing, the only New NHT Shares that will be issued and outstanding will be New NHT Shares issued pursuant to the Reorganization. Except as set forth in Section 4.2(a) of the Company Disclosure Letter, none of the outstanding Company Capital Shares are subject to any right of first refusal in favor of any of the Company or the Company Subsidiaries.

(b) As of the date hereof, except as provided in Section 4.2(a) or Section 4.2(f), and except for the Convertible Promissory Notes, there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of stock of, or other equity or voting interests in, New NHT or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire, sell, redeem, exchange or convert any stock of, or other equity interests in, New NHT or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Capital Shares. Since the close of business on the Capitalization Date through the date hereof, no Company Capital Shares, Deferred Units or other equity securities of the Company or the Company Subsidiaries have been issued or granted (other than the issuance of shares in respect of Deferred Units prior to the Capitalization Date). Except as set forth in Section 4.2(b) of the Company Disclosure Letter, Old NHT has not exempted any Person from the “Unit Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Declaration of Trust, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of stock or other equity interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Company Capital Shares.

(c) Except as provided in Section 4.2(e), the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of stock or other equity securities of each of the Company Subsidiaries, including NHT Intermediary and NHT Holdings, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the Organizational Documents of the Company or any Company Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Company Charter, (ii) pursuant to the NHT OP LLC Agreement, (iii) for equity securities and other instruments (including loans) in wholly-owned Company Subsidiaries or (iv) as provided in Section 4.2(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Company Subsidiary).

(d) Except for transfer restrictions in Old NHT’s Investor Rights Agreement dated March 27, 2019 and the Organizational Documents of the Company or any Company Subsidiary, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries. To the Company’s knowledge, there are no third-party agreements or understandings with respect to the voting of any such shares of capital stock or voting securities or equity interests.

(e) The Company is the indirect owner of all of the equity interests of the sole general partner of NHT OP. As of the Capitalization Date, 14,723,077 NHT OP Units, 205,597 Class B NHT OP Units and 1,471,875 Vested NHT OP Profits Interest Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights. Section 4.2(e) of the Company Disclosure Letter sets forth a list as of the date hereof of all holders of the NHT OP Units and the number and type of such NHT OP Units and unvested NHT OP Profits Interest Units held. As of the date hereof, other than unvested NHT OP Profits Interest Units and the Convertible Promissory Notes, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate NHT OP to issue, transfer or sell any partnership interests in NHT OP or any securities convertible into or exchangeable for any partnership interests in NHT OP. There are no outstanding contractual obligations of NHT OP to issue, repurchase, redeem or otherwise acquire any partnership interests in NHT OP.

(f) All Unvested NHT OP Profit Interest Units will be, when vested, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, right of repurchase, right of participation or any similar right. Section 4.2(f) of the Company Disclosure Letter sets forth the following information with respect to the NHT OP Profits Interest Units outstanding as of the Capitalization Date: (i) the name of the holder of such NHT OP Profit Interest Units; (ii) the number of Unvested NHT OP Profits Interest Units held by each holder; (iii) the number of Vested Profit Interest Units held by each holder; (iv) the date on which such NHT OP Profits Interest Units were granted; and (v) the times and extent to which each Unvested NHT OP Profits Interest Unit is scheduled to become vested and/or non-forfeitable thereafter.

(g) As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and the Company Subsidiaries, other than Indebtedness in the principal amounts identified by instrument in Section 4.2(g) of the Company Disclosure Letter.

Section 4.3 Authority.

(a) The Company has the requisite trust or corporate power, as applicable, and authority to execute and deliver this Agreement and, subject to the receipt of the Requisite Vote, to consummate the Company Merger, the Reorganization and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Reorganization, and the consummation by New NHT of the Company Merger and the other transactions contemplated hereby have been, or in the case of New NHT, will be prior to the Company Merger Effective Time, duly authorized by all necessary trust or corporate action, as applicable on the part of the New NHT Board and the Old NHT Board and, other than the Requisite Vote, the formation of New NHT and the filing of the Company Merger Certificate with the DSOS, no additional trust or corporate proceedings, as applicable, on the part of the Company or any Company Subsidiary are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of the Reorganization, the Company Merger and the other transactions contemplated hereby by the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”).

(b) NHT Intermediary has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT Intermediary and the consummation by NHT Intermediary of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT Intermediary and the Company in its capacity as the sole member of NHT Intermediary and, other than the filing of the Intermediary Merger Certificate with the DSOS, no additional proceedings on the part of NHT Intermediary are necessary to authorize the execution, delivery and performance by NHT Intermediary of this Agreement or the consummation of the transactions contemplated hereby by NHT Intermediary. This Agreement has been duly executed and delivered by NHT Intermediary and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT Intermediary enforceable against NHT Intermediary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) NHT Holdings has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT Holdings and the consummation by NHT Holdings of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT Holdings and the NHT Intermediary in its capacity as the sole member of NHT Holdings and, other than the filing of the Holdings Merger Certificate with the DSOS, no additional proceedings on the part of NHT Holdings are necessary to authorize the execution, delivery and performance by NHT Holdings of this Agreement or the consummation of the transactions contemplated hereby by NHT Holdings. This Agreement has been duly executed and delivered by NHT Holdings and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT Holdings enforceable against NHT Holdings in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) NHT OP has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NHT OP and the consummation by NHT OP of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NHT OP and the sole general partner of NHT OP and, other than the filing of the Operating Partnership Merger Certificate with the DSOS, no additional proceedings on the part of NHT OP are necessary to authorize the execution, delivery and performance by NHT OP of this Agreement or the consummation of the transactions contemplated hereby by NHT OP. This Agreement has been duly executed and delivered by NHT OP and (assuming the due authorization, execution and delivery of this Agreement by each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub) constitutes the valid and binding obligation of NHT OP enforceable against NHT OP in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(e) The Special Committee and the Old NHT Board (acting on the recommendation of the Special Committee and with the Conflicted Trustee abstaining) have unanimously (i) approved and declared the Mergers, the Reorganization and the other transactions contemplated by this Agreement advisable and in the best interest of Old NHT and its unitholders, (ii) approved the execution, delivery and performance of this Agreement and, subject to obtaining the Requisite Vote, the consummation by the Company of the transactions contemplated hereby, including the Mergers and the Reorganization, (iii) directed that, on the terms and subject to the conditions of this Agreement, the Company Merger and the Reorganization be submitted to the Old NHT Unitholders for their approval and (iv) resolved, on the terms and subject to the conditions of this Agreement, to recommend the approval of the Company Merger and the Reorganization by the Public Old NHT Unitholders and to include such recommendation in the Information Circular, in each case by resolutions duly adopted, which resolutions, except as permitted under Section 6.6, have not been subsequently rescinded, withdrawn or modified in a manner adverse to NXDT.

Section 4.4 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or the consummation by the Company, NHT Intermediary, NHT Holdings or NHT OP of the transactions contemplated by this Agreement will: (i) subject to obtaining the Requisite Vote, conflict with or violate any provision of the Declaration of Trust, the Company Charter, the Company Bylaws, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement or the NHT OP LLC Agreement, as applicable; (ii) (A) conflict with or violate any provision of the Organizational Documents of any Company Subsidiary and (B) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) except as set out in the Company Disclosure Letter, require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary, pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses 4.4(b) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or the consummation by the Company, or NHT OP of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company or any Company Subsidiary or with respect to any of their respective properties or assets, other than (i) the filing of the Company Merger Certificate with, and acceptance for record of the Company Merger Certificate by, the DSOS, (ii) the filing of the Intermediary Merger Certificate with the DSOS, (iii) the filing of the Holdings Merger Certificate with the DSOS, (iv) the filing of the Operating Partnership Merger Certificate with the DSOS, (v) the filing on SEDAR+ of the Information Circular, (vi) compliance with the applicable requirements of Securities Laws as may be required in connection with this Agreement and the transactions contemplated thereby,(vii) filings as may be required under the rules and regulations of the New York Stock Exchange and the TSXV, (viii) compliance with any applicable securities or “blue sky” Laws, (ix) such filings as may be required in connection with the payment of any transfer and gain Taxes and (x) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.5 Company Securities Filings; Financial Statements.

(a) Except as disclosed in Section 4.5(a) of the Company Disclosure Letter, since January 1, 2022, the Company and each Company Subsidiary, as applicable, has filed with or otherwise furnished to the Securities Authorities all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the applicable Securities Laws, as the case may be (such documents and any other documents filed by the Company and each Company Subsidiary, as applicable, with the Securities Authorities, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company Securities Filings”), except where the failure to file (or furnish, as applicable) such Company Securities Filing would not, individually or in the aggregate, reasonably be expected to adversely affect the Company and the Company Subsidiaries, in any material respect. As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company Securities Filings (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of applicable Securities Laws, in each case as in effect on the date each such document was filed with or furnished to the Securities Authorities. As of the date hereof, except as disclosed in Section 4.5(a) of the Company Disclosure Letter, there are no material outstanding or unresolved comments received from the Securities Authorities with respect to any of the Company Securities Filings filed or furnished by the Company or any Company Subsidiary with the Securities Authorities and, as of the date hereof, to the knowledge of the Company, none of the Company Securities Filings is the subject of ongoing Securities Authorities review. The Company and each Company Subsidiary, as applicable, is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company Securities Filings (collectively, the “Company Financial Statements”) (i) were prepared in accordance with IFRS (as issued by the International Accounting Standards Board) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Securities Authorities rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

(b) None of the Company nor the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) (i) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and the Company Subsidiaries in their published financial statements or other Company Securities Filings or (ii) that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to the Company and the Company Subsidiaries.

(c) Except as set forth on Section 4.5(c) of the Company Disclosure Letter, all non-IFRS financial information, including without limitation, funds from operations (FFO), core funds from operations (Core FFO), adjusted funds from operations (AFFO), earnings before interest, taxes, depreciation, and amortization (EBITDA), net operating income (NOI) net operating income margin (NOI Margin), debt, debt to gross real estate value ratio, and gross real estate value referenced or otherwise incorporated in the Company Securities Filings and any financial supplement, prospectus, offering memorandum, investor presentation or similar of the Company or any Company Subsidiary has been filed, furnished, presented and/or provided in accordance with applicable Law, except for such non-compliance as would not, individually or in the aggregate, adversely affect the Company and the Company Subsidiaries. All such non-IFRS financial information has been prepared in good faith, in accordance with accounting and reporting conventions generally used in the hospitality REIT sector and from data in the Company’s general accounting system. The Company’s independent audit firm has not provided any management letter or other comment or objection to the Company’s use of, reference to or inclusion of such non-IFRS financial information as so presented.

Section 4.6 Information Supplied. The Information Circular will not, at the time the Information Circular is first mailed to the Old NHT Unitholders, at the time of the Unitholders’ Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Circular, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company, NHT Intermediary, NHT Holdings or NHT OP with respect to statements made or incorporated by reference therein based on information supplied by NXDT, NXDT OP, NXDT Intermediary, NXDT Merger Sub or any of their Representatives specifically for inclusion (or incorporation by reference) in the Information Circular.

Section 4.7 Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since December 31, 2023 through the date hereof, (a) the Company, NHT Intermediary, NHT Holdings, NHT OP and the Company Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (c) except for regular quarterly cash dividends or other distributions on the Company Capital Shares or NHT OP Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or NHT OP Units.

Section 4.8 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by IFRS as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2023 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2023, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.9 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of the Company Subsidiaries is, and since December 31, 2023, has been, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations is pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, trustee, officer or employee of the Company or any of the Company Subsidiaries, has (i) knowingly used any corporate or trust funds, as applicable, for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 4.10 Litigation. Except for shareholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, or as set forth in Section 4.10 of the Company Disclosure Letter, there is no suit, claim, action, investigation or proceeding which is against the Company or any Company Subsidiary (or any of their properties or assets) pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate (i) seeks material injunctive or other material non-monetary relief, or (ii) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of immediately prior to the date of this Agreement, there is no suit, claim, action, investigation or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.11 Employees

(a) Neither the Company nor any of the Company Subsidiaries has any employees.

Section 4.12 Tax Matters.

(a) Except as set forth on Section 4.12(a) of the Company Disclosure Letter, the Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns were correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of the Company or any Company Subsidiary (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with IFRS, and adequate reserves or accruals for Taxes have been provided in accordance with IFRS with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b) To the knowledge of the Company, there are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.

(c) The Company (i) for all Taxable years from December 31, 2018 through December 31, 2024, has been organized and operated in conformity for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (“REIT”), (ii) has operated in such a manner so as to enable it to qualify as a REIT from January 1, 2023 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the Internal Revenue Service (“IRS”) to its status as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the knowledge of the Company, threatened in writing. Section 4.12(c) of the Company Disclosure Letter sets forth each Company Subsidiary and its classification for U.S. federal income Tax purposes as of the date hereof. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association Taxable as a corporation. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(1) of the Code (a “TRS”) as set forth on such schedule. Each entity that is listed in Section 4.12(c) of the Company Disclosure Letter as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income Tax purposes (other than NexPoint Multifamily Capital Trust that was formed on November 12, 2013 but did not elect REIT status until January 1, 2019). Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(d) Since January 1, 2018, the Company and the Company Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes (other than Transfer Taxes) that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2018, neither the Company nor any Company Subsidiary (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2018, neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest and redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(e) There are no Tax Protection Agreements currently in force and no person has raised in writing, or to the Company’s knowledge threatened to raise, a claim against the Company or any of the Company Subsidiaries for any breach of any Tax Protection Agreement.

(f) Except as set forth on Section 4.12(f) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of the Company, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, is not subject to a claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is subject to material taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling, requests for administrative relief, requests for technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (ix) is not the subject of any agreement with any Governmental Entity (including any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law)) with respect to Tax matters.

(g) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all amounts required to be so withheld, and have paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws. The Company and the Company Subsidiaries have properly completed and timely filed all IRS Forms W-2 and 1099 required thereof.

(h) The Company and the Company Subsidiaries are current on all sales and use Taxes owed to Governmental Entities, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i) The Company has made available to NXDT copies of (i) all U.S. federal and other material income Tax Returns of the Company and the Company Subsidiaries relating to the Taxable periods ending since the Company’s Taxable year ending on December 31, 2020, and (ii) any audit report issued within the last four (4) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(j) Neither the Company nor any Company Subsidiary (i) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or such Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(k) Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(l) Neither the Company nor any Company Subsidiary is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company and any Company Subsidiary and (ii) provisions in commercial contracts not primarily relating to Taxes.

(m) Neither the Company nor any Company Subsidiary has participated in any Reportable Transactions.

(n) Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution that was reported as or otherwise constituted a distribution to which Section 355 of the Code is applicable (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o) Neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by Contract or otherwise (other than pursuant to provisions in commercial contracts not primarily relating to Taxes).

(p) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing, (ii) prepaid amount received prior to the Closing; (iii) application of Section 263A of the Code (or any similar provision of state, local, or non-U.S. Laws); or (iv) income arising or accruing prior to the Closing Date and includible after the Closing Date under Code Section 951, 951A, 956 or 965 (including, for the avoidance of doubt, pursuant to an election pursuant to Code Sections 965(h)).

Section 4.13 Real Property.

(a) Subject to the immediately succeeding sentence, Section 4.13(a) of the Company Disclosure Letter lists the common street address for all real property owned by the Company or any Company Subsidiary in fee as of the date hereof, and the Company Subsidiary owning such real property (such real property interests are, as the context may require, individually or collectively referred to as the “Owned Real Property”), including any Owned Real Property which is subject to a mortgage (as the context may require, individually or collectively, the “Mortgaged Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Subject to the immediately succeeding sentence, Section 4.13(b) of the Company Disclosure Letter lists the common street address for all real property in which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold, sublease, or other occupancy interest, including a ground lease interest (as the context may require, individually or collectively, the “Company Leased Real Property”), each lease, sublease or other occupancy agreement, including each ground lease, for such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment, guaranty or any other agreement relating thereto (“Company Leases”) and the Company or the applicable Company Subsidiary holding such leasehold or sublease interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold, subleasehold or other occupancy interest as a lessee, sublessee or occupant in the Company Leased Real Property free and clear of all Liens except for Permitted Liens. True and complete copies of the Company Leases in effect as of the date of this Agreement have been made available to NXDT.

(c) Section 4.13(c)(i) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted operating expenses of the Company and the Company Subsidiaries through December 31, 2024 (the “Operating Expenses”), by Owned Real Property. Section 4.13(c)(ii) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted amount of all allowances (including tenant allowances), expenditures and fundings (other than those relating to Development Projects which are shown on the Development Expenditure Budget) (the “Capital Expenditures”) by Owned Real Property, budgeted to be funded annually through project completion by or on behalf of the Company or any Company Subsidiary, in each case, with respect to each project or line item, in excess of $250,000 or in an aggregate amount per Owned Real Property in excess of $250,000 (the “Capital Expenditure Budget”). Section 4.13(c)(iii) of the Company Disclosure Letter discloses, as of the date hereof, the budgeted development expenses of the Company and the Company Subsidiaries through December 31, 2024 (the “Development Expenditures”), by Owned Real Property, in connection with renovations, construction projects, restorations, developments and redevelopments and any projects (collectively, the “Development Projects”), on, relating to or adjacent to any Owned Real Property in each case in an aggregate amount per Owned Real Property in excess of $250,000 per Development Project.

(d) Section 4.13(d) of the Company Disclosure Letter, sets forth the amount of brokerage commissions or fees per Owned Real Property or Company Leased Real Property that are now due or which would reasonably be expected to become due from the Company or any Company Subsidiary with respect to any individual Company Space Lease as of the date hereof.

(e) Neither the Company nor any Company Subsidiary has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Person other than the Company or a wholly-owned Company Subsidiary (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Company Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”).

(f) Except as set forth in the Company Space Leases or in Section 4.13(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any material agreement pursuant to which a Person other than the Company or any wholly-owned Company Subsidiary manages or manages the development of any of the Owned Real Properties.

(g) Except for the Company Material Contracts identified in Section 4.16(b)(viii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is bound by any unexpired option to purchase agreement, right of first refusal or first offer or any other right to purchase, lease, ground lease or otherwise acquire any interest in Owned Real Property or any portion thereof.

(h) Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which the Company or any of the Company Subsidiaries manages, is a development manager of or is the leasing agent of any real properties for any third party. Section 4.13(h) of the Company Disclosure Letter sets forth all Management Agreements and other agreements that the Company or any Company Subsidiary is a party to pursuant to which a Person other than a Company Subsidiary manages the development or operation of any Owned Real Property or Company Leased Real Property or serves as a broker or leasing agent for any Owned Real Property or Company Leased Real Property that provide for payments in excess of $50,000 per annum. Section 4.13(h) of the Company Disclosure Letter sets forth all agreements to which the Company or any Company Subsidiary is a party related to the construction of any improvements on any Owned Real Property or Company Leased Real Property that provide for payments in excess of $50,000 per annum.

(i) There are no Transfer Rights with respect to any real property or person in favor of the Company or any Company Subsidiary. No Transfer Rights have been exercised by the Company or any Company Subsidiary since January 1, 2022. As of the date hereof, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any real property or Person, which transaction has not yet been consummated and (ii) no third party has exercised in writing any Transfer Right with respect to any Company Subsidiary or Owned Real Property, which transaction has not yet been consummated.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Owned Real Properties, Company Leased Real Properties or Mortgaged Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(k) Other than as set forth in Section 4.13(k) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $250,000.

(l) None of the Company or any of the Company Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Owned Real Property or Mortgaged Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(m) Neither the Company nor any of the Company Subsidiaries are the holders, owners or beneficiaries of any mortgage note or other Indebtedness secured by real property payable by a Person other than a wholly-owned Company Subsidiary.

Section 4.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as disclosed in the environmental reports provided to NXDT and as disclosed in Section 4.14 of the Company Disclosure Letter:

(a) (i) The Company and each Company Subsidiary are and have been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and at all times during the Company’s and each Company Subsidiary’s ownership or operation of any Owned Real Property, such Owned Real Property or Company Leased Real Property has been (and with respect to former Subsidiaries of the Company and properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company, to the knowledge of the Company or any Company Subsidiary, was during the period owned, leased or operated by any of them) in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits); (ii) there are no administrative or judicial proceedings relating to Environmental Laws pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary any Owned Real Property or Company Leased Real Property, or, to the knowledge of the Company, any properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company; (iii) neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in any case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Company, no such notice, demand or claim has been threatened; and (iv) each Environmental Permit required of the Company, any Company Subsidiary, and any Owned Real Property or Company Leased Real Property is valid and in effect and the renewal of such Environmental Permit has been timely re-applied for.

(b) (i) Neither the Company nor any Company Subsidiary has received any written notice, demand or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Substances; (ii) Hazardous Substances are not present in, at, on or under any of the Owned Real Property or Company Leased Real Property, either as a result of the operations of the Company or any Company Subsidiary or otherwise, and to the knowledge of the Company are not present in, at, on or under any other real property for which the Company or any Company Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary; and (iii) there are, to the knowledge of the Company, no wetlands (as that term is defined under Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1344, and all implementing regulations) at any Owned Real Property or Company Leased Real Property, nor is any Owned Real Property or Company Leased Real Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Patents, registered marks and registered Copyrights that are owned by the Company and the Company Subsidiaries (“Registered Company Intellectual Property Assets”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, and Trade Secrets (the “Intellectual Property Rights”) used by the Company or any Company Subsidiary in, and that are material to, the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), (ii) neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property Rights. To the knowledge of the Company, no other Person has infringed any Company Intellectual Property Rights in the 12 months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (iii) all Registered Company Intellectual Property Assets have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable, except for issuances, registrations or applications that the Company or the Company Subsidiaries, as applicable, has permitted to expire or has cancelled or abandoned in its reasonable business judgment.

(c) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other Person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property Rights of any other Person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company and the Company Subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information; (i) no Company Protected Information has been disclosed by the Company or the Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (ii) the Company and the Company Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iii) the Company and the Company Subsidiaries (and, to the Company’s knowledge, as of the date hereof, the applicable management companies) have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; (iv) the franchisors have at all times complied (and, to the Company’s knowledge, as of the date hereof, the applicable management companies are in compliance) with all privacy, security, or data protection Laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (v) none of the Company or the Company Subsidiaries have been (nor, to the Company’s knowledge, as of the date hereof, the applicable management companies are not) under investigation by any Governmental Entity concerning any privacy, security or data protection Laws.

Section 4.16 Contracts.

(a) All Contracts, including amendments thereto, required to be filed with the Securities Authorities on or after January 1, 2020, pursuant to Securities Laws have been filed. All such filed Contracts will be deemed to have been made available to NXDT.

(b) Other than the Contracts described in Section 4.16(a), Section 4.16(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject that:

(i) is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract with a third party;

(ii) is a Management Agreement;

(iii) is a Material Company Lease;

(iv) is a Material Company Space Lease;

(v) is a franchise, agency, sales promotion, market research, marketing consulting or advertising Contract;

(vi) contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage;

(vii) evidences Indebtedness for borrowed money or any capitalized lease obligations and other Indebtedness to any Person, (A) in excess of $100,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured or (B) secured by Owned Real Property (such Contracts, the “Existing Loan Documents”);

(viii) provides for the purchase, sale, assignment, ground leasing or disposition of or a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by merger, purchase or sale of assets or stock or otherwise, directly or indirectly, any (A) real property (including any Owned Real Property or any portion thereof) or equity interests of any Person or (B) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $200,000;

(ix) except for any capital contribution requirements as set forth in the Organizational Documents of any Person set forth in Section 4.17(b)(ix) of the Company Disclosure Letter, or with respect to any Development Project, (A) requires the Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Company Subsidiary or other Person in excess of $100,000 or (B) evidences a loan (whether secured or unsecured) made to, or on behalf of, any other Person in excess of $100,000;

(x) relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $250,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(xi) with any current executive officer, director or trustee of the Company, as applicable, or any of the Company Subsidiaries, any shareholder of the Company beneficially owning 5% or more of outstanding Company Capital Shares or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing

(xii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a holding transaction;

(xiii) is a severance, or change of control agreement or provides for indemnification or holding harmless of any officer, manager, director, trustee or employee, or is an employment, staffing, independent contractor, professional employer organization, staffing company, temporary employment agency, or leased employee agreement or arrangement, or any collective bargaining agreement;

(xiv) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, with a value in excess of $100,000; or

(xv) governs the formation, creation, governance, economics or control of any joint venture, partnership, strategic alliance or other similar arrangement (or sets forth the materials terms thereof) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, other than with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries; or

(xvi) is not described in clauses (i) through (xiv) above and calls for or guarantees (A) aggregate payments by the Company and the Company Subsidiaries of more than $500,000 over the remaining term of such Contract or (B) annual aggregate payments by the Company and the Company Subsidiaries of more than $100,000.

Each Contract of a type described in clauses (a) and (b) of this Section 4.16 is referred to in this Agreement as a “Company Material Contract.” The Company has made available to NXDT true and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto.

(c) (i) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, subject to the Bankruptcy and Equity Exception, except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect.

Section 4.17 Insurance.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of the material insurance policies held by, or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any Company Subsidiary is in breach of or default under any of such insurance policies.

(b) Except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect, since December 31, 2023, neither the Company nor the Company Subsidiaries have received written communication notifying it of any (i) termination or cancellation or denial of coverage with respect to any insurance policy, (ii) failure to renew any such insurance policy, (iii) refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder or (iv) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company. As of the date hereof, there is no pending material claim by the Company or the Company Subsidiaries against any insurance carrier under any insurance policy held by the Company or the Company Subsidiaries.

(c) Except as would not reasonably be expected to adversely affect the Company or any of the Company Subsidiaries in any material respect, the Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (i) as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance) and (ii) that the Company and the Company Subsidiaries believe are adequate for the operation of their businesses and the protection of their assets.

Section 4.18 Fairness Opinion. The Old NHT Board has received from Doane Grant Thornton LLP (“Doane Grant Thornton”) a written opinion (or oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications and assumptions set forth therein, the Merger Consideration to be received by the Public Old NHT Unitholders pursuant to this Agreement is fair, from a financial point of view to such holders. A signed copy of such opinion shall be made available to NXDT as soon as practicable after receipt thereof by Old NHT, for information purposes only.

Section 4.19 Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby including the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share acquisition,” “fair price,” “affiliate transaction,” “business combination,” or other similar takeover Laws and regulations enacted under the DGCL or the DLLCA (collectively, “Takeover Statutes”). The Company is not party to any shareholder rights plan, “poison pill,” antitakeover plan or similar agreement or device.

Section 4.20 Vote Required. A simple majority of the votes cast by Public Old NHT Unitholders present in person or represented by proxy at the Unitholders’ Meeting and a special resolution of the Old NHT Unitholders, being the affirmative vote of the holders of more than 66⅔% of the Old NHT Units present in person or represented by proxy at the Unitholders’ Meeting, are the only votes required of the holders of any shares of stock or other equity securities of Old NHT to approve the Reorganization, the Company Merger and the other transactions contemplated by this Agreement (the “Requisite Vote”). Other than the NHT OP Approval (which has been obtained), no vote or consent of the holders of any NHT OP Units is necessary to approve the Operating Partnership Merger, the Company Merger or the other transactions contemplated by this Agreement and no dissenters or appraisal rights will be available to any holder of NHT OP Units.

Section 4.21 Brokers. Except for the fees and expenses payable to Doane Grant Thornton, no broker, finder, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers. The Company has made available to NXDT a true and complete copy of the engagement letter between Old NHT and Doane Grant Thornton, relating to the transactions contemplated by this Agreement, which letter discloses all fees payable thereunder.

Section 4.22 Related Party Transactions. Except as set forth in the Company Securities Filings filed or furnished with the Securities Authorities through and including the date of this Agreement, from January 1, 2024 through the date of this Agreement, there have been no transactions or Contracts between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Canadian Law.

Section 4.23 No Other Representations. The Company, NHT Intermediary, NHT Holdings, and NHT OP acknowledge that neither NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub nor any Person on behalf of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub makes, and neither the Company, NHT Intermediary, NHT Holdings nor NHT OP has relied on, and hereby disclaims, any express or implied representation or warranty with respect to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or their respective businesses or with respect to the accuracy or completeness of any other information provided to the Company in connection with the transactions contemplated by this Agreement, other than the representations and warranties contained in Article V or any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, the Company, NHT Intermediary, NHT Holdings and NHT OP acknowledge and agree that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article V or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub nor any other Person shall have or be subject to any liability or other obligation to the Company, NHT Intermediary, NHT Holdings, NHT OP or their Representatives or affiliates or any other Person resulting from the Company’s, NHT Intermediary’s, NHT Holdings’, NHT OP’s or their Representatives’ or affiliates’ use of any information, documents or other material made available to the Company, NHT Intermediary, NHT Holdings, NHT OP or its Representatives or affiliates.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF NXDT, NXDT INTERMEDIARY, NXDT OP AND NXDT MERGER SUB

Except as (i) disclosed in the separate disclosure letter which has been delivered by NXDT to the Company in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “NXDT Disclosure Letter”) or (ii) set forth in any of NXDT’s filings with the Securities Authorities and other public disclosure documents of NXDT that are publicly available at least five Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosure of information, factors or risks that are predictive, cautionary or forward-looking in nature) NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub hereby jointly and severally represent and warrant to the Company, NHT Intermediary, NHT Holdings and NHT OP as follows:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) NXDT is a statutory trust duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT Intermediary is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. NXDT Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub has requisite statutory trust or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

(b) NXDT has made available to the Company true and complete copies of the certificate of trust of NXDT, the declaration of trust of NXDT, the bylaws of NXDT, the certificate of formation of NXDT Intermediary, NXDT Intermediary LLC Agreement, the certificate of limited partnership of NXDT OP, the NXDT OP LP Agreement, the certificate of formation of NXDT Merger Sub and NXDT Merger Sub LLC Agreement. Each of the certificate of trust of NXDT, the declaration of trust of NXDT, the bylaws of NXDT, the certificate of formation of NXDT Intermediary, the NXDT Intermediary LLC Agreement, the certificate of limited partnership of NXDT OP, the NXDT OP LP Agreement, the certificate of formation of NXDT Merger Sub and the NXDT Merger Sub LLC Agreement was duly adopted and is in full force and effect, and neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub is in violation of any of the provisions of such documents.

(c) NXDT Intermediary was formed solely for the purpose of engaging in transactions contemplated by this Agreement, and NXDT Intermediary has conducted no business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(d) NXDT Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and NXDT Merger Sub has conducted no business prior to the date hereof and has no, and prior to the Operating Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

Section 5.2 Capitalization.

(a) NXDT is authorized to issue an unlimited number of shares of beneficial interest, in multiple classes and series thereof. NXDT’s authorized shares of beneficial interest consist of an unlimited number of NXDT Common Shares and an unlimited number of preferred shares, par value $0.001 per share. The NXDT Board has designated a series of up to 4,800,000 preferred shares as the Series A Preferred Shares. As of November 8, 2024 (the “NXDT Capitalization Date”), (i) 41,924,881.62 NXDT Common Shares were issued and outstanding; and (ii) 3,359,593 Series A Preferred Shares were issued and outstanding; all of which were duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.2(a) of the NXDT Disclosure Letter, none of the outstanding NXDT Common Shares or Series A Preferred Shares are subject to any right of first refusal in favor of NXDT or any of its Subsidiaries.

(b) As of the date hereof, except as disclosed in Section 5.2(b) of the NXDT Disclosure Letter and as provided in Section 5.2(a) or Section 5.2(e), there are no (i) outstanding securities of NXDT or any of its Subsidiaries convertible into or exchangeable for one or more shares of stock of, or other equity or voting interests in, NXDT or any of its Subsidiaries, (ii) options, warrants or other rights or securities issued or granted by the NXDT or any of its Subsidiaries relating to or based on the value of the equity securities of NXDT or any of its Subsidiaries, (iii) Contracts that are binding on NXDT or any of its Subsidiaries that obligate the NXDT or any of its Subsidiaries to issue, acquire, sell, redeem, exchange or convert any stock of, or other equity interests in, NXDT or any of its Subsidiaries, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the NXDT or any of its Subsidiaries that are linked to the value of the NXDT Common Shares or Series A Preferred Shares. Since the close of business on the NXDT Capitalization Date through the date hereof, no NXDT Common Shares, Series A Preferred Shares or other equity securities of NXDT or any of its Subsidiaries have been issued or granted. Except as set forth in Section 5.2(b) of the NXDT Disclosure Letter, NXDT has not exempted any Person from the “Aggregate Share Ownership Limit” or “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in NXDT’s declaration of trust, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of NXDT or any of its Subsidiaries having the right to vote on any matters on which holders of stock or other equity interests of NXDT or any of its Subsidiaries may vote.

(c) Except for transfer restrictions in the Organizational Documents of NXDT or any of its Subsidiaries, or as set forth in Section 5.2(c) of the NXDT Disclosure Letter, neither NXDT nor any of its Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of NXDT or any of its Subsidiaries. To NXDT’s knowledge, there are no third-party agreements or understandings with respect to the voting of any such shares of capital stock or voting securities or equity interests.

(d) NXDT is the indirect owner of all of the equity interests of the sole general partner of NXDT OP. As of the NXDT Capitalization Date, 2,000 limited partnership interests of NXDT OP and no Vested NXDT OP Profits Interest Units were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights. As of the date hereof, all limited partnership interests of NXDT OP are held by NXDT. As of the date hereof, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate NXDT OP to issue, transfer or sell any partnership interests in NXDT OP or any securities convertible into or exchangeable for any partnership interests in NXDT OP. There are no outstanding contractual obligations of NXDT OP to issue, repurchase, redeem or otherwise acquire any partnership interests in NXDT OP.

(e) All Unvested NXDT OP Profit Interest Units will be, when vested, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, right of repurchase, right of participation or any similar right. As of the NXDT Capitalization Date, no Unvested NXDT OP Profit Interest Units have been granted.

Section 5.3 Authority.

(a) NXDT has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT and the consummation by NXDT of the transactions contemplated hereby have been duly authorized and, other than the filing of the Company Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT of this Agreement or the consummation of the transactions contemplated hereby by NXDT. This Agreement has been duly executed and delivered by NXDT and (assuming the due authorization, execution and delivery of this Agreement by each of the Company, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT enforceable against NXDT in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) NXDT Intermediary has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT Intermediary and the consummation by NXDT Intermediary of the transactions contemplated hereby have been duly authorized and, other than the filing of the Company Merger Certificate, Intermediary Merger Certificate and Holdings Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT Intermediary of this Agreement or the consummation of the transactions contemplated hereby by NXDT Intermediary. This Agreement has been duly executed and delivered by NXDT Intermediary and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT Intermediary enforceable against NXDT Intermediary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) NXDT OP has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT OP and the consummation by NXDT OP of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NXDT OP and the sole general partner of NXDT OP and no additional proceedings on the part of NXDT OP are necessary to authorize the execution, delivery and performance by NXDT OP of this Agreement or the consummation of the transactions contemplated hereby by NXDT OP. This Agreement has been duly executed and delivered by NXDT OP and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT OP enforceable against NXDT OP in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) NXDT Merger Sub has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by NXDT Merger Sub and the consummation by NXDT Merger Sub of the transactions contemplated hereby have been duly authorized and, other than the filing of the Operating Partnership Merger Certificate with the DSOS, no additional proceedings on the part of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub are necessary to authorize the execution, delivery and performance by NXDT Merger Sub of this Agreement or the consummation of the transactions contemplated hereby by NXDT Merger Sub. This Agreement has been duly executed and delivered by NXDT Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by each of Old NHT, NHT Intermediary, NHT Holdings and NHT OP) constitutes the valid and binding obligation of NXDT Merger Sub enforceable against NXDT Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(e) The NXDT Board has (i) approved and declared advisable the Mergers and the other transactions contemplated by this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation by NXDT of the transactions contemplated hereby, including the Mergers, in each case by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to NXDT.

Section 5.4 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or the consummation by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the declaration of trust or bylaws of NXDT, NXDT Intermediary LLC Agreement, NXDT OP LP Agreement or NXDT Merger Sub LLC Agreement, as applicable or (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) have been obtained and all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, or any of their respective properties or assets, except, with respect to clause (ii) as would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or the consummation by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, other than (i) the filing of the Company Merger Certificate with the DSOS, (ii) the filing of the Intermediary Merger Certificate with the DSOS, (iii) the filing of the Holdings Merger Certificate with the DSOS, (iv) the filing of the Operating Partnership Merger Certificate with the DSOS, (v) compliance with, and such filings as may be required under, Environmental Laws, (vi) compliance with the applicable requirements of the Exchange Act, (vii) compliance with any applicable federal or state securities or “blue sky” Laws, (viii) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of NXDT or any of its affiliates, (ix) such filings as may be required in connection with the payment of any transfer and gain Taxes, (x) the filing of such documents as may be required to be filed with any Government Entity to accomplish the registration of the NXDT Common Shares constituting the Merger Consideration under the Securities Act, and (xi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.5 Shareholder Vote. No shareholder or equityholder vote of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub is required to approve this Agreement or to authorize NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub to or to consummate the Mergers other than as has already been obtained.

Section 5.6 Shareholder Rights Plan. As of the date of this Agreement, there is no shareholder rights plan (or similar plan commonly referred to as a “poison pill”) under which NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub is or may become obligated to sell or otherwise issue any shares in the capital of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, or any securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub.

Section 5.7 Securities Filings, Financial Statements.

(a) All documents required to have been filed or furnished by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub with the Securities Authorities since January 1, 2022 have been so filed or furnished on a timely basis, including any certification or statement required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act (and Section 302 of the Sarbanes-Oxley Act) and (ii) Section 906 of the Sarbanes-Oxley Act.

(b) As of the time it was filed with or furnished to the Securities Authorities (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of any disclosure document of NXDT (the “NXDT Disclosure Document”) that is a registration statement or prospectus filed pursuant to the requirements of the U.S. Securities Act or applicable Securities Laws, as of the effective date of such NXDT Disclosure Document): (A) each NXDT Disclosure Document complied in all material respects with the applicable requirements of the U.S. Securities Act or the Exchange Act (as the case may be); and (B) no NXDT Disclosure Documents contained any untrue statement of material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The financial statements (including any related notes) of NXDT contained in the NXDT Disclosure Documents filed on or after January 1, 2022: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the applicable period covered (except (A) as may be indicated therein or in the notes thereto, (B) with respect to unaudited statements, as permitted by the Securities Authorities, and (C) in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto); and (iii) present fairly, in all material respects, the financial condition of NXDT and its consolidated subsidiaries as of the respective dates thereof and the results of operations and cash flows of NXDT and its subsidiaries for the periods covered thereby.

Section 5.8 Absence of Certain Changes. Except as otherwise contemplated by this Agreement or as publicly disclosed, since December 31, 2023 through the date hereof, (a) NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a NXDT Material Adverse Effect and (c) except for regular quarterly dividends or other distributions on securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any securities of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub.

Section 5.9 Undisclosed Liabilities. None of NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheets of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub as of December 31, 2023 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2023, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.10 Cash Available. NXDT has or will have at the Company Merger Effective Time sufficient cash available to enable it to satisfy the Merger Consideration payable in accordance with Section 3.1(c) and the terms of this Agreement. NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub expressly acknowledge and agree that their obligations under this Agreement are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 5.11 Information Supplied. None of the information supplied or to be supplied by NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or any of their Representatives specifically for inclusion (or incorporation by reference) in the Information Circular will, at the time the Information Circular is first mailed to the Old NHT Unitholders or at the time of the Unitholders’ Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub with respect to (and nothing in this Section 5.11 shall apply to) statements made (or incorporated by reference) in the Information Circular based on information supplied by or on behalf of the Company or any of the Company Subsidiaries.

Section 5.12 Litigation. Except for shareholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no suit, claim, action, investigation or proceeding which is against NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub (or any of their properties or assets) pending or, to the knowledge of NXDT, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a NXDT Material Adverse Effect. Neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a NXDT Material Adverse Effect.

Section 5.13 Takeover Statutes. NXDT has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any Takeover Statutes.

Section 5.14 Brokers. Neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s, finder’s or other similar fee or commission in connection with the Mergers.

Section 5.15 Tax Classification. For U.S. federal income tax purposes, (i) NXDT is classified as a REIT, and (ii) NXDT Intermediary, NXDT OP and NXDT Merger Sub are each disregarded as an entity separate from NXDT pursuant to Treasury Regulations Section 301.7701-3(b)(1)(ii), and no election has been made or is pending to change either such classification.

Section 5.16 Tax Matters.

(a) Except as set forth on Section 5.16(a) of the NXDT Disclosure Letter, NXDT and each of its Subsidiaries has timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns were correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of NXDT or any of its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b) To the knowledge of NXDT, there are no Liens for Taxes (other than Permitted Liens) on any assets of NXDT or any of its Subsidiaries.

(c) NXDT (i) for all Taxable years from December 31, 2021 through December 31, 2024, has been organized and operated in conformity for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (“REIT”), (ii) has operated in such a manner so as to enable it to qualify as a REIT from January 1, 2023 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the Internal Revenue Service (“IRS”) to its status as a REIT, and no challenge to NXDT’s status or qualification as a REIT is pending or, to the knowledge of NXDT, threatened in writing.

(d) Since January 1, 2021, NXDT and its Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes (other than Transfer Taxes) that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2021, neither NXDT nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2021, neither NXDT nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest and redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of NXDT, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the NXDT or any of its Subsidiaries.

(e) There are no Tax Protection Agreements currently in force and no person has raised in writing, or to NXDT’s knowledge threatened to raise, a claim against NXDT or any of its Subsidiaries for any breach of any Tax Protection Agreement.

(f) Except as set forth on Section 5.16(f) of the Company Disclosure Letter, each of NXDT and its Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of NXDT, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of NXDT, is not subject to a claim by a Governmental Entity in a jurisdiction where NXDT or such of its Subsidiaries does not file Tax Returns that NXDT or such of its Subsidiaries is subject to material taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling, requests for administrative relief, requests for technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (ix) is not the subject of any agreement with any Governmental Entity (including any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law)) with respect to Tax matters.

(g) NXDT and its Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all amounts required to be so withheld, and have paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws. NXDT and its Subsidiaries have properly completed and timely filed all IRS Forms W-2 and 1099 required thereof.

(h) NXDT and its Subsidiaries are current on all sales and use Taxes owed to Governmental Entities, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i) Neither NXDT nor any of its Subsidiaries has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(j) Neither NXDT nor any of its Subsidiaries is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between NXDT and any of its Subsidiaries and (ii) provisions in commercial contracts not primarily relating to Taxes.

(k) Neither NXDT nor any of its Subsidiaries has participated in any Reportable Transactions.

(l) Neither NXDT nor any of its Subsidiaries: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than NXDT or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by Contract or otherwise (other than pursuant to provisions in commercial contracts not primarily relating to Taxes).

Section 5.17 Ownership of Old NHT Units. As of the date hereof, NXDT and its Subsidiaries beneficially owned, directly or indirectly, or exercised control or direction over, 15,747,388 Old NHT Units.

Section 5.18 No Other Representations. NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub acknowledge that neither the Company, NHT Intermediary, NHT Holdings, NHT OP nor any Person on behalf of the Company, NHT Intermediary, NHT Holdings, and NHT OP makes, and neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub has relied on, and hereby disclaims, any express or implied representation or warranty with respect to the Company, NHT Intermediary, NHT Holdings or NHT OP or their respective businesses or with respect to the accuracy or completeness of any other information provided to NXDT in connection with the transactions contemplated by this Agreement, other than the representations and warranties contained in Article IV or any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub acknowledge and agree that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article IV or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither The Company, NHT Intermediary, NHT Holdings, NHT OP nor any other Person shall have or be subject to any liability or other obligation to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or their Representatives or affiliates or any other Person resulting from NXDT’s, NXDT Intermediary’s, NXDT OP’s, NXDT Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents or other material made available to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub or its Representatives or affiliates.

ARTICLE VI
COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Mergers. During the period from the date of this Agreement to the earlier of the Operating Partnership Merger Effective Time and the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), unless NXDT otherwise consents (such agreement not to be unreasonably withheld, conditioned or delayed) in writing, or except as set forth in Section 6.1 of the Company Disclosure Letter, or as is otherwise expressly contemplated or permitted by this Agreement or as is otherwise required by applicable Law or Governmental Entity, the Company shall, and shall cause each Company Subsidiary to use commercially reasonable efforts (i) to carry on their respective businesses, in all material respects, in the ordinary course of business in a manner consistent with past practice, (ii) to maintain and preserve substantially intact their respective current business organizations, except to the extent necessary to consummate the Reorganization, (iii) to retain the services of their respective current officers and key employees, other than as previously disclosed to NXDT, (iv) to preserve their goodwill and relationships with tenants and others having business dealings with them and (v) to preserve their assets and properties in good repair and condition (normal wear and tear and casualty excepted), provided, that any decision, determination, or action to be made or taken (or not taken) in connection with the conduct of the Company during the Interim Period by the Old NHT Board shall be made or taken (or not taken) at the direction of the Special Committee.

Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, and the Company shall cause each Company Subsidiary not to, unless NXDT otherwise consents (such agreement not to be unreasonably withheld, conditioned or delayed) in writing, or except as set forth in Section 6.1 of the Company Disclosure Letter, or as is otherwise expressly contemplated or permitted by this Agreement or as is otherwise required by applicable Law or Governmental Entity, (provided, that any decision, determination, or action to be made or taken (or not taken) in connection with the conduct of the Company during the Interim Period by the Old NHT Board shall be made or taken (or not taken) at the direction of the Special Committee):

(a) (i) amend or propose to amend or otherwise alter the Declaration of Trust (except as necessary to consummate the Reorganization or to extend the time period within which Old NHT must hold its annual meeting of Old NHT Unitholders), Company Charter, Company Bylaws, the NHT Intermediary LLC Agreement, the NHT Holdings LLC Agreement, the NHT OP LLC Agreement or similar Organizational Documents of the Company or NHT OP or (ii) amend or propose to amend the Organizational Documents of any other Company Subsidiary, in each case, except as necessary to consummate the Reorganization or to remove or replace officers as previously disclosed to NXDT;

(b) except as necessary to consummate the Reorganization, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class, partnership interests or any equity equivalents (including any share options or share appreciation rights and any preferred shares) or any other securities convertible into or exchangeable for any shares, partnership interests or any equity equivalents (including any share options or share appreciation rights), except for the issuance or sale of (x) Company Capital Shares (i) pursuant to the vesting of Deferred Units issued on the date hereof and disclosed in Section 4.2(f) of the Company Disclosure Letter or (ii) issuable upon exchange or redemption of NHT OP Units in accordance with the terms of the NHT OP LLC Agreement; or (y) NHT OP Units pursuant to the vesting of Unvested Profit Interest Units outstanding on the date hereof and disclosed in Section 4.2(f) of the Company Disclosure Letter;

(c) (i) split, combine or reclassify any of their respective share, partnership interests or other equity interests; (ii) except (A) as permitted pursuant to Section 6.11, (B)(1) for the payment of dividends or other distributions declared prior to the date of this Agreement and (2) for the declaration and payment of dividends or distributions in the minimum amount required for the Company to (i) maintain the Company’s qualification for taxation as a REIT under the Code and (ii) avoid or reduce the payment of income or excise Tax (including under Sections 857 or 4981 of the Code) or any other entity-level Tax (such dividend, a “Special Pre-Closing REIT Dividend”), (B) in transactions between the Company and one or more wholly-owned Company Subsidiaries or solely between wholly-owned Company Subsidiaries or (C) for distributions by any Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company to the extent expressly required by the Organizational Documents of such Company Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective stock, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any shares of their respective stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii), (A) as may be required by the Declaration of Trust, Company Charter or the NHT OP LLC Agreement or (B) for the withholding of Deferred Units or acquisition of Deferred Units, in each case, in satisfaction of Tax withholding obligations or in payment of the applicable exercise price in accordance with the terms of the applicable Old NHT Equity Plan; or (iv) enter into any Contract with respect to the voting or registration of any share of stock or equity interest of the Company or any Company Subsidiary;

(d) authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization, except as necessary to consummate the Reorganization;

(e) (i) incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except (A) for borrowings and guarantees under the Company’s or any of the Company Subsidiaries’ Existing Loan Documents in the ordinary course of business consistent with past practice or (B) in connection with transactions permitted pursuant to Section 6.1(j), (ii) prepay, refinance or amend any Indebtedness, except for (A) repayments under the Company’s existing credit facilities in the ordinary course of business consistent with past practice, and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) except as set forth on Section 6.1(e) of the Company Disclosure Letter, make loans, advances or capital contributions to or investments in any Person (other than Capital Expenditures or Development Expenditures permitted pursuant to Section 6.1(p), in each case, in the ordinary course of business consistent with past practice);

(f) create or suffer to exist any Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(g) except as required by applicable Law, or as previously disclosed to NXDT, (i) enter into or adopt any employee benefit plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their employees or directors or trustees, (iii) increase in any manner the compensation or fringe benefits of any employee, officer or director or trustee, (iv) grant to any officer, director or trustee or employee the right to receive any severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement (including, but not limited to, the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, long-term incentive plan units under the Old NHT Equity Plan or otherwise), (vii) hire any new employee, (viii) take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement, (ix) terminate the employment of any employee, other than for “cause” or (x) enter into a collective bargaining agreement;

(h) (i) other than in the ordinary course of business, or as disclosed in Section 6.1(h) of the Company Disclosure Letter, sell, mortgage, transfer, assign, ground lease, dispose of, pledge or encumber any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary or (ii) except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 6.1(e), or as disclosed in Section 6.1(h) of the Company Disclosure Letter, sell, mortgage, transfer, ground lease, dispose of, pledge or encumber any real property (including Owned Real Property), except, in the case of each of clauses (i) and (ii), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business or Permitted Liens.

(i) except as may be required as a result of a change in Law or in GAAP or IFRS, as applicable, or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), make any material change in any financial accounting policies or financial accounting procedures that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of the Company Subsidiaries or fail to maintain all financial books and records in all material respects in accordance with GAAP or IFRS, as applicable, or make any material change in the format or content of, or the method of reporting non-IFRS financial information in, any Company Securities Filings or any other periodic report, including earnings supplements, whether or not filed with or furnished to Securities Authorities;

(j) acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice for consideration that does not exceed $250,000 individually or in the aggregate; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary will be permitted to make payments under existing Contracts and such payments shall not contribute towards the $250,000 threshold;

(k) except in each case if the Company determines, after prior consultation with NXDT, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, TRS or QRS for U.S. federal Tax purposes, (i) incur any Taxes outside of the ordinary course of business, (ii) file any Tax Return inconsistent with past practice, (iii) amend any income or other material Tax Return, (iv) make inconsistent with past practice, revoke or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement will preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (v) settle or compromise any material Tax claim or assessment by any Governmental Entity, (vi) change any material accounting method with respect to Taxes, (vii) enter into any agreement with respect to any Tax or Tax Returns of the Company or any Company Subsidiary (including a closing agreement) with a Taxing authority, (viii) surrender any right to claim a refund of a material amount of Taxes or (ix) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(l) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Company to fail to qualify as a REIT;

(m) waive, release, assign, settle or compromise any claim, suit or proceeding against the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary would be financially responsible) (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing solely for payment of monetary damages less than $100,000 individually, or $250,000 in the aggregate, provided, however, that notwithstanding the foregoing, payments under the Company or any Company Subsidiaries insurance policies are permitted and shall not count towards the financial thresholds or (ii) claims, suits or proceedings arising from the ordinary course of operations of the Company involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event will the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 6.7(c) (for the avoidance of doubt, this Section 6.1(m) will not apply to any claim, suit or proceeding with respect to Taxes);

(n) enter into any new line of business;

(o) (i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Material Contract or (ii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(p) make, enter into any Contract for, or otherwise commit to, any Capital Expenditures or Development Expenditures on, relating to or adjacent to any Owned Real Property; provided, however, that notwithstanding the foregoing, but subject to the provisions of Section 6.1(o), the Company and any Company Subsidiary will be permitted to make, enter into Contracts for or otherwise commit to: (i) Capital Expenditures and Development Expenditures as required by Law, (ii) emergency Capital Expenditures and Development Expenditures to repair any casualty losses in an amount up to $250,000, (iii) Capital Expenditures in the Capital Expenditure Budget and (iv) Development Expenditures in the Development Expenditure Budget, and to make payments under existing Contracts which payments shall not contribute towards the $250,000 threshold;

(q) (i) initiate or consent to any material zoning reclassification of any Owned Real Property or any material change to any approved site plan (in each case, that is material to such Owned Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Owned Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(r) fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Owned Real Properties);

(s) enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; and

(t) authorize or enter into any Contract or arrangement to do any of the actions described in Section 6.1(a) through Section 6.1(s).

Nothing contained in this Agreement will give NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, directly or indirectly, the right to control or direct the operations of the Company, NHT OP or any other Company Subsidiary prior to the Company Merger Effective Time, the Intermediary Merger Effective Time, the Holdings Merger Effective Time or the Operating Partnership Merger Effective Time, as applicable (it being acknowledged that prior to the Company Merger Effective Time, Intermediary Merger Effective Time, Holdings Merger Effective Time or the Operating Partnership Merger Effective Time, as applicable, the Company, NHT OP and the other Company Subsidiaries, as applicable, will exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations).

Section 6.2 Access to Information.

(a) During the Interim Period, the Company shall, and shall cause each Company Subsidiary to, (i) give NXDT and its authorized Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; (ii) permit such inspections as NXDT may reasonably require solely for purposes of furthering the transactions contemplated by this Agreement and promptly furnish NXDT with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as NXDT may reasonably request; and (iii) facilitate reasonable access to all Owned Real Property in order to prepare or cause to be prepared (at NXDT’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Owned Real Property that NXDT deems to be reasonably necessary; provided that all such access will be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; provided, further, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would be reasonably likely to (A) result in a risk of loss or waiver of attorney-client privilege, attorney work product or other legal privilege or (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (A) or (B)). No investigation under this Section 6.2(a) or otherwise will affect the representations, warranties, covenants or agreements of the Company, NHT Intermediary, NHT Holdings or NHT OP or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the rights or remedies available hereunder.

(b) NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub shall hold and shall cause their authorized Representatives to hold in confidence all documents and information concerning the Company and the Company Subsidiaries made available to them or their Representatives by the Company, NHT OP or their Representatives in connection with the Mergers and the other transactions contemplated by this Agreement.

Section 6.3 Reorganization. As soon as practicable after the date of this agreement, Old NHT shall hold the Unitholders’ Meeting. If the Reorganization, Company Merger and this Agreement are approved by the Old NHT Unitholders with the Requisite Vote, Old NHT shall cause the Reorganization to occur immediately prior to the consummation of the Mergers as follows:

(a) Prior to the consummation of the Reorganization, Old NHT shall cause New NHT to be formed as a Delaware corporation with the Company Charter and Company Bylaws as its governing documents.

(b) Each of the Old NHT Unitholders shall elect to either (i) contribute all equity interests of Old NHT held by any such unitholder to New NHT in exchange for corresponding equity interests of New NHT (all such contributions collectively, the “Contributions”), or (ii) redeem all equity interests held by any such unitholder for an amount of cash per unit equal to $0.36 per Old NHT Unit (each, a “Redemption” and, collectively, the “Redemptions”).

(c) To the extent that, at the Reorganization Effective Time, Old NHT does not have sufficient cash on hand to satisfy the Redemptions, NXDT agrees to provide funding to Old NHT on the terms of the Commitment Letter, such that the Redemptions are fully satisfied.

(d) NXDT agrees to elect, and cause its Subsidiaries to elect, to contribute all equity interests they own, or exercise control or direction over, in Old NHT to New NHT in exchange for New NHT Shares.

(e) Immediately following the effective time of the Contribution and Redemptions, New NHT shall cause the Liquidation to occur, with all of Old NHT’s assets and liabilities being distributed to New NHT.

(f) The documents effecting the Reorganization shall be in a form and substance reasonably satisfactory to NXDT (acting reasonably).

Section 6.4 Information Circular and Form S-4.

(a) Subject to NXDT’s and Old NHT’s compliance with Section 6.4(b) and 6.4(c), as promptly as reasonably practicable following execution of this Agreement, Old NHT shall prepare a management information circular (the “Information Circular”) together with any other documents required by Securities Laws and any other applicable Laws in connection with the Reorganization and the Company Merger. NXDT shall prepare and file the Registration Statement on Form S-4 to be filed by NXDT in connection with the issuance of NXDT Common Shares as the Merger Consideration (the “Form S-4”) (which shall include the Information Circular). NXDT shall use its reasonable best efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the merger. Old NHT shall use its reasonable best efforts to cause the Information Circular to be filed in all Canadian jurisdictions where the same is required to be filed under applicable Laws, and deliver and mail the Information Circular as required under Securities Laws as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b) As promptly as reasonably practicable following execution of this Agreement, NXDT and Old NHT shall provide the other Party with any information pertaining to such Person and its Subsidiaries that is necessary or reasonably required by NXDT and Old NHT for the completion of the Information Circular and the Form S-4, and shall provide the other Party with such other assistance in the preparation of the Information Circular or Form S-4 as may be reasonably requested by Old NHT or NXDT.

(c) NXDT and Old NHT represent, warrant and covenant that any such information provided to the other Party in respect of such Person and its Subsidiaries pursuant to Section 6.4(b), will be true and correct in all material respects as at the date of the Information Circular and Form S-4 and will not contain any misrepresentation. Each of NXDT and Old NHT shall promptly correct any information provided by it for use in the Information Circular or Form S-4 if and to the extent that such information shall have become false or misleading in any material respect.

(d) The Information Circular shall comply with applicable Laws in all material respects (except that this covenant does not speak with respect to any information relating to or provided by NXDT to Old NHT for inclusion in the Information Circular) and shall include a copy of the Fairness Opinion and the Recommendation (except to the extent that the Old NHT Board has withdrawn its recommendation, as permitted by and determined in accordance with Section 6.6).

(e) Old NHT and NXDT shall promptly notify the other Party of the receipt of comments from the Securities Authorities and of any request from the Securities Authorities for amendments or supplements to the Information Circular or Form S-4 or for additional information, and shall promptly supply the other Party with copies of all written correspondence between Old NHT and its Representatives or NXDT and its Representatives, on the one hand, and the Securities Authorities or members of its staff, on the other hand, with respect to the Information Circular, Form S-4, the Mergers or any of the other transactions contemplated by this Agreement.

(f) Prior to the filing of the Information Circular and the Form S-4 with the Securities Authorities, each of Old NHT and NXDT shall provide the other Party and its counsel with a reasonable opportunity to review and comment on such Information Circular or Form S-4, and shall give reasonable consideration to any comments made by NXDT and its counsel, recognizing that whether or not such comments are appropriate will be determined by Old NHT with respect to the Information Circular and by NXDT with respect to the Form S-4, acting reasonably and in good faith. Old NHT agrees that all information relating solely to NXDT included in the Information Circular must be in a form and content satisfactory to NXDT, acting reasonably, and NXDT agrees that all information relating solely to Old NHT included in the Form S-4 must be in a form and content satisfactory to Old NHT, acting reasonably; provided that, notwithstanding the foregoing, Old NHT shall be permitted to include all information required by Securities Laws in the Information Circular, and NXDT shall be permitted to include all information required by Securities Laws in the Form S-4.

(g) If at any time prior to the Unitholders’ Meeting any event or circumstance relating to Old NHT or NXDT or any of their respective Subsidiaries, or their respective officers, trustees or directors, should be discovered by Old NHT or NXDT, as the case may be, which, pursuant to applicable Law, should be set forth in an amendment or a supplement to the Information Circular or Form S-4, Old NHT or NXDT, as the case may be, shall promptly inform the other Parties. In any such event, Old NHT shall prepare a supplement or amendment to the Information Circular, or NXDT shall prepare a supplement or amendment to the Form S-4, as the case may be, that corrects that misstatement, and will cause the same to be distributed to the Old NHT Unitholders, the Old NHT Board, the auditors of Old NHT, the Securities Authorities and any other required Persons and filed as required under applicable Law, and Old NHT and NXDT shall provide the other Party an opportunity to review and comment thereon and shall in good faith consider including in such documents comments reasonably proposed such Party.

Section 6.5 Unitholders’ Meeting.

(a) Old NHT agrees to convene and conduct a meeting of the Old NHT Unitholders (the “Unitholders’ Meeting”) in accordance with the Declaration of Trust and applicable Laws as soon as reasonably practicable after the Form S-4 is declared effective and the Information Circular is cleared by the TSXV for mailing to the Old NHT Unitholders.

(b) Subject to Section 6.6, the Old NHT Board with the Conflicted Trustee abstaining (acting on the recommendation of the Special Committee), shall recommend to holders of the Old NHT Units that they vote in favor of the Company Merger and the Reorganization so that Old NHT may obtain the Requisite Vote (the “Recommendation”) and Old NHT shall use reasonable best efforts to solicit the Requisite Vote (including by soliciting proxies from Old NHT’s unitholders), except in each case to the extent that the Old NHT Board has effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.6.

(c) Old NHT shall keep NXDT reasonably informed with respect to proxy solicitation results as reasonably requested by NXDT. Unless this Agreement is terminated in accordance with its terms, Old NHT shall not submit to the vote of the Old NHT Unitholders any Company Acquisition Proposal. NXDT agrees to vote, and cause all entities over which it has control or direction over, to vote in favor of the Mergers and Reorganization.

(d) Notwithstanding anything to the contrary contained in this Agreement, Old NHT may adjourn or postpone the Unitholders’ Meeting after reasonable consultation with NXDT (a) to the extent necessary to ensure that any required supplement or amendment to the Information Circular is provided to the Old NHT Unitholders within a reasonable amount of time in advance of a vote on the Company Merger and Reorganization, (b) for the absence of a quorum or (c) if additional time is reasonably required to solicit proxies in favor of the approval of the Company Merger and Reorganization; provided, that, in the case of this clause (c), without the written consent of NXDT, in no event will the Unitholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Unitholders’ Meeting was originally scheduled. Unless this Agreement has been terminated in accordance with Article VIII, the obligation of Old NHT to duly call, give notice of, convene and hold the Unitholders’ Meeting and mail the Information Circular (and any amendment or supplement thereto that may be required by Law) to Old NHT Unitholders will not be affected by an Adverse Recommendation Change.

Section 6.6 Solicitation; Company Acquisition Proposals; Adverse Recommendation Change.

(a) Subject to the other provisions of this Section 6.6, from and after the date hereof until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, Old NHT agrees that it shall, and shall cause each of the Company Subsidiaries to (and shall not permit its and their respective officers and directors and trustees to, and shall direct its and their other Representatives to) (i) immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Acquisition Proposal that would be prohibited by this Section 6.6(a); (ii) cease providing any further information with respect to the Company or any Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and (iii) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the other provisions of this Section 6.6, from and after the date hereof, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors and trustees not to, and shall not authorize and shall cause its and their other Representatives not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or facilitate any inquiry relating to a potential Company Acquisition Proposal, including by providing information (including non-public information) relating to the Company or any Company Subsidiary and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary to any third party (or such third party’s Representatives), (B) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Company Acquisition Proposal, (C) approve or recommend a Company Acquisition Proposal, (D) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (but excluding an Acceptable Confidentiality Agreement) providing for a transaction that is the subject of a Company Acquisition Proposal (any of the foregoing referred in this clause (D), an “Alternative Acquisition Agreement”), or (E) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, at any time after the date hereof and prior to obtaining the Requisite Vote, Old NHT and its Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement (that did not result from a breach of this Section 6.6, it being agreed that the Old NHT Board may contact and engage in discussions with any Person making such a written Company Acquisition Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal), and if the Old NHT Board determines in good faith after consultation with its independent financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal, then Old NHT and its Representatives may, in response to such Company Acquisition Proposal, (i) furnish non-public information to such third party (and such third party’s Representatives) making such a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, Old NHT receives from the third party an executed Acceptable Confidentiality Agreement, and (B) any material non-public information concerning Old NHT or any of its Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to NXDT, be provided to NXDT as promptly as practicable after providing it to such third party (and in any event within 24 hours thereafter)), and (ii) engage in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Company Acquisition Proposal.

(c) Old NHT shall notify NXDT promptly (but in no event later than 24 hours) after receipt of any Company Acquisition Proposal or any request for non-public information regarding Old NHT or any of its Subsidiaries by any third party that informs Old NHT that it is considering making, or has made, a Company Acquisition Proposal from any Person seeking to have discussions or negotiations with Old NHT regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal and indicate the material terms and conditions of any Company Acquisition Proposals, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal). Old NHT shall also promptly (and in any event within 24 hours) notify NXDT, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any Person in each case in accordance with Section 6.6(b), notify NXDT of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and otherwise keep NXDT reasonably informed of the status and terms of any Company Acquisition Proposal on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or correspondence relating thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to NXDT.

(d) Except as permitted by this Section 6.6(d), neither the Old NHT Board nor any committee thereof (excluding, for all purposes of this Section 6.6(d), any action, resolution, statement, announcement or inaction taken by the Conflicted Trustee) shall (A) (i) change, withhold, withdraw, modify or qualify in any manner adverse to NXDT or resolve to or publicly propose or announce its intention to change, withhold, withdraw, modify or qualify in a manner adverse to NXDT, the Recommendation, (ii) approve, adopt or recommend or resolve to or publicly propose or announce its intention to approve, adopt or recommend any Company Acquisition Proposal, (iii) fail to include the Recommendation in the Information Circular, (iv) within five (5) Business Days of NXDT’s written request, fail to make or reaffirm the Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or sent or given to the Old NHT Unitholders, (v) fail to recommend against any Company Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement of such tender offer or exchange offer or (vi) publicly propose or agree to any of the foregoing (any of the actions described in clauses (i) through (vi) of this Section 6.6(d), an “Adverse Recommendation Change”) or (B) approve, adopt or recommend (or agree to, resolve or propose to approve, adopt or recommend), cause or permit Old NHT or any of its Subsidiaries to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Vote, the Old NHT Board may (x) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors’ duties, as applicable, under applicable Law, or (y) if Old NHT is not in breach of this Section 6.6, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i), in each case in this clause (y), (1) in response to an unsolicited written bona fide Company Acquisition Proposal that the Old NHT Board determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by NXDT pursuant to, Section 6.6(e) and such Company Acquisition Proposal is not withdrawn, and (2) the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ or directors duties, as applicable, under applicable Law.

(e) The Old NHT Board will only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i) as permitted under Section 6.6(d) if (i) Old NHT has provided a prior written notice (a “Notice of Change of Recommendation”) to NXDT that Old NHT intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by Old NHT will not constitute an Adverse Recommendation Change), (ii) during the five Business Day period following NXDT’s receipt of the Notice of Change of Recommendation (a “Notice of Change Period”), Old NHT shall, and shall cause its Representatives to, negotiate with NXDT (to the extent NXDT desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Old NHT Board has determined, after consultation with its outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by NXDT in response to the Notice of Change of Recommendation or otherwise, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Old NHT Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the trustees’ or directors’ duties, as applicable, under applicable Law.

(f) Any amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment of such a Superior Proposal will require a new Notice of Change of Recommendation, and Old NHT will be required to comply again with the requirements of Section 6.6(e).

(g) Nothing contained in this Agreement will prohibit Old NHT or the Old NHT Board, directly or indirectly through its Representatives, from making any disclosure to the Old NHT Unitholders that is required by applicable Law or if the Old NHT Board determines, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the trustees’ duties under applicable Law; provided, however, that neither Old NHT nor the Old NHT Board will be permitted to recommend that the Old NHT Unitholders tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 6.7(d).

(h) Subject to the other provisions of this Section 6.6, from and after the date hereof until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time: (i) Old NHT shall not, and shall not permit any its Subsidiaries to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which Old NHT or any of its Subsidiaries is a party, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Old NHT Board; and (ii) Old NHT and the Old NHT Board shall not take any actions to exempt any person from the “Stock Ownership Limit” or “Unit Ownership Limit,” as applicable, or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Declaration of Trust or Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 8.1(c)(i).

(i) Old NHT agrees (i) that it will promptly instruct its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 6.6 and (ii) any violation or breach of the restrictions set forth in this Section 6.6 by any employee, officer, director, trustee or equivalent, or other Representative of Old NHT or any of its Subsidiaries (in each case, other than an employee, officer, director, trustee or equivalent, or other Representative of Old NHT or any of its Subsidiaries that is also an employee, officer, director, trustee or equivalent, or other Representative of NXDT or any of its Affiliates (other than of Old NHT or any of its Subsidiaries)) shall be deemed to be a breach or violation of this Section 6.6 by Old NHT for purposes of this Agreement.

Section 6.7 Appropriate Action; Consents; Filings.

(a) Each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of (and provide copies of) any communications to or from any Governmental Entity and keep the other Parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Mergers or other transactions contemplated by this Agreement. Without otherwise limiting each Party’s approval rights hereunder, as applicable, each Party shall have the right to review in advance, and each Party shall consult and cooperate with the other Parties and shall consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party shall permit authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(b) On the terms and subject to conditions of this Agreement, each Party shall use reasonable best efforts to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable, with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Unitholders’ Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by this Agreement, including any that are required to be obtained under any federal, state or local Law or Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, (ii) defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”) and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any Person (other than from a Governmental Entity) (A) without the prior written consent of NXDT, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (B) none of NXDT or any of its affiliates will be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that any Party fails to obtain any such consent, the Parties shall use commercially reasonable efforts to minimize any adverse effect upon the Company and NXDT and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Operating Partnership Merger Effective Time, from the failure to obtain such consent.

(c) Each Party shall keep the other Parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of the Company or any Company Subsidiaries with respect thereto. The Company shall promptly advise NXDT in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit NXDT and its Representatives to participate in the defense, negotiations or settlement of, any Transaction Litigation, and the Company shall give consideration to NXDT’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise or settle any Transaction Litigation without the prior written consent of NXDT.

(d) Each of the Company and NXDT shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers or any of the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, this Agreement, the Mergers and the other transactions contemplated hereby.

(e) Prior to the Closing Date, the Company shall cooperate with NXDT and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSXV to cause the delisting of the Old NHT Units from the TSXV as promptly as practicable after the Company Merger Effective Time and to apply under Securities Laws for NXDT to cease to be a reporting issuer in Canada as promptly as practicable after such delisting.

Section 6.8 Public Announcements. The Company and NXDT shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior consent of the other Party; provided, however, that a Party (or their respective affiliates) may, without the prior consent of the other Parties, issue such press release or make such public statement (a) as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the Party issuing such press release or making such public statement has provided the other Parties with an opportunity to review and comment (and the Parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement or (b) containing statements with respect to this Agreement or the Mergers that are substantially similar to those in the Information Circular or in previous press releases or public statements made by the Company or NXDT in accordance with this Section 6.8; provided, further, that no such consultation or consent will be required with respect to any release, communication, announcement or public statement in connection with an Adverse Recommendation Change made in accordance with this Agreement.

Section 6.9 Directors’ and Officers’ Indemnification.

(a) From and after the Company Merger Effective Time, NXDT shall, and shall cause the Surviving Company and the Surviving OP to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director, trustee or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each, an “Indemnified Party”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, actions, suits, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement in connection with any suit, claim, action, investigation or proceeding, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time), including in connection with the consideration, negotiation and approval of this Agreement, to the extent that they are based on or arise out of the fact that such person is or was a director, trustee officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Company Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 6.9; provided, that (A) none of the Surviving Company or the Surviving OP shall be liable for any settlement effected without their prior written consent and (B) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of the Surviving Company or the Surviving OP shall be obligated under this Section 6.9(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving OP, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law).

(b) Prior to the Company Merger Effective Time, NXDT shall purchase customary “tail” or “run‑off” policies of trustees’ and officers’ liability insurance (the “Tail Insurance”) providing protection as favorable in the aggregate as the protection provided by the policies maintained by the Company in effect immediately prior to the Company Merger Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Company Merger Effective Time. Such policies shall cover the Company so as to maintain coverage under the policies in effect prior to the Company Merger Effective Time without any reduction in scope or coverage for a period of six (6) years from the Company Merger Effective Time. NXDT shall, from and after the Company Merger Effective Time, honor all rights to indemnification or exculpation in accordance with the Tail Insurance that are now existing in favor of present trustees and officers of the Company. NXDT acknowledges that such obligation shall survive the completion of the transactions contemplated by this Agreement and shall continue for a period co-terminus with the expiration of the Tail Insurance. In no event shall NXDT be required to pay annual premiums for insurance under this Section 6.10(b) in excess of 300% of the most recent annual premiums paid by the Company, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, NXDT shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) The obligations of NXDT and the Surviving Company under this Section 6.9 will survive the Closing and the consummation of the Mergers and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies will be third party beneficiaries of this Section 6.9, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 6.9) without the consent of the Indemnified Party affected thereby. In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if NXDT dissolves the Surviving Company, then, and in each such case, NXDT shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.9.

(d) For a period of six (6) years from the Company Merger Effective Time, the Surviving Company and the Surviving OP shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ declaration of trust, charter, bylaws or similar organizational documents as in effect as of the date hereof, and the Surviving Company’s and the Surviving OP’s declaration of trust, charter, bylaws or similar organizational documents will not contain any provisions inconsistent with such rights. The contractual indemnification rights set forth in Section 6.9(d) of the Company Disclosure Letter in existence on the date of this Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary will be assumed by the Surviving Company and the Surviving OP without any further action, and will continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

(e) The provisions of this Section 6.9 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.9, is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10 Notification of Certain Matters.

(a) Old NHT shall give prompt notice to NXDT, and NXDT shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to NXDT, and NXDT shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 6.11 Dividends. During the Interim Period, the Company and any Company Subsidiary that is a REIT may make distributions to its shareholders and NHT OP may make distributions to the Company to allow the Company to make distributions to its shareholders, in each case (a) in connection with any Special Pre-Closing REIT Dividend or (b) in accordance with clause (ii)(B) of Section 6.1(c). If the Company declares a distribution or dividend to the Company’s unitholders or shareholders, as applicable, pursuant to clauses (a) and (b) of the immediately preceding sentence, the Merger Consideration shall be decreased by an amount equal to the aggregate amount of such distribution or dividend.

Section 6.12 Taxes.

(a) Intended Tax Treatment. The Parties intend that, for United States federal, and applicable state and local, income Tax purposes, (i) the Contributions and the Liquidation together will qualify as a “reorganization” of the Company within the meaning of Section 368(a)(1)(F) of the Code; (ii) the Redemptions will be treated a distributions by the Company pursuant to Section 302(b) or Section 301 of the Company (as applicable); (iii) the Company Merger be treated as a merger of the Company into NXDT qualifying as “reorganization” within the meaning of 368(a)(1)(A) of the Code, (iv) the Intermediary Merger and the Holdings Merger will each be non-events, (v) NXDT OP will be treated as a continuation of NHT OP (the “Continuing Partnership”), such that the Operating Partnership Merger will be treated as a contribution by NXDT (as the regarded owner of NXDT OP for United States federal income tax purposes) of the assets of NXDT OP to the Continuing Partnership in a transaction governed by Code Section 721(a) (collectively, the “Intended Tax Treatment”). The Parties shall file all Tax Returns (and cause their respective affiliates and persons to file all Tax Returns) consistently with the Intended Tax Treatment, and none of the Parties shall take any position during the course of any audit or other legal proceeding that is inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or similar applicable Law). From and after the date hereof, the Parties shall not take (and shall cause their affiliates not to take), or knowingly fail to take, any action that could reasonably be expected to prevent such Intended Tax Treatment. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(b) Mitigation of Taxes. NXDT and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary or reasonably requested to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c) Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (including applicable extensions) all Tax Returns for the Company and the Company Subsidiaries required to be filed on or prior to the Closing Date, and the Company shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Any such Tax Returns shall be prepared in a manner consistent with the historical Tax accounting practices of the Company and the Company Subsidiaries (except as may be required under applicable Tax Law). The Company shall provide to NXDT copies of any such Tax Return at least five (5) days prior to the due date of such Tax Return.

(d) Withholding Forms. On the Closing Date, prior to the Company Merger, the Company shall deliver to NXDT a properly completed and duly executed IRS Form W-9 of the Company. NHT OP shall use its commercially reasonable efforts to obtain and deliver to NXDT OP on the Closing Date, prior to the Operating Partnership Merger, duly executed IRS Forms W-9 from each holder of NHT OP Units (other than the Company or any Company Subsidiary).

(e) Transfer Taxes. NXDT and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, value added, stock transfer, stamp or similar Taxes, and any transfer, recording, registration and other similar fees that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). From and after the Company Merger Effective Time, the Surviving Company shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Capital Shares or NHT OP Units, all Transfer Taxes.

(f) Company Tax Representation Letters. The Company and NHT OP shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the Company REIT Opinion and (ii) deliver to Goodmans LLP, counsel to the Company, or other counsel described in Section 7.2(c), a Tax representation letter, dated as of the effective date of the Information Circular and the Closing Date and signed by an officer of the Company and NHT OP, in form and substance as set forth in Exhibit A, containing representations of the Company and NHT OP for purposes of rendering the Company REIT Opinion (and any similar opinion dated as of the effective date of the Information Circular), which such representations in Exhibit A will be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Goodmans LLP (or such Company counsel rendering such opinion) and will be reasonably acceptable to and approved by NXDT (which approval may not be unreasonably withheld, delayed or conditioned).

Section 6.13 Estoppels. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each Company Subsidiary to use its commercially reasonable efforts to provide, to NXDT in each case at Company’s sole expense, landlord estoppels from all lessors, including ground lessors, under all Company Leases, in each case in form and substance reasonably satisfactory to NXDT.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The obligation of the Company to complete the Reorganization and the respective obligations of each Party to consummate the Mergers are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby (which waiver will be in such Party’s sole discretion), to the extent permitted by applicable Law:

(a) Requisite Vote. Old NHT shall have obtained the Requisite Vote.

(b) No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Reorganization or the Mergers.

(c) Registration. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order.

Section 7.2 Conditions to the Obligations of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub. The obligations of NXDT and NXDT OP to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by NXDT at or prior to the Closing Date:

(a) Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii) or (iii) below, each of the representations and warranties of the Company, NHT Intermediary, NHT Holdings and NHT OP contained in this Agreement shall be true and correct (determined without regard to any qualification by either of the terms “material” or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.3 (Authority); Section 4.19(Takeover Statutes) and Section 4.21(Brokers), shall be true and correct in all material respects (determined without regard to any qualification by either of the terms “material” or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), and (iii) the representations and warranties set forth in Section 4.2 (Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date), except to the extent of any de minimis inaccuracies.

(b) Performance and Obligations of the Company. Each of the Company and NHT OP shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date.

(c) Company REIT Opinion. NXDT shall have received the written opinion (the “Company REIT Opinion”) of Winston & Strawn LLP (or other Company counsel reasonably acceptable to NXDT), dated as of the Closing Date and in the form set forth in Exhibit B, to the effect that for all Taxable periods commencing with its Taxable year ended December 31, 2018, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 6.12(f)(ii)).

(d) Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a Company Material Adverse Effect.

(e) Closing Certificate. NXDT shall have received a certificate signed on behalf of the Company by an executive officer of the Company (on the Company’s behalf and without personal liability), dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) are satisfied, and further certifying the capitalization of New NHT following the consummation of the Reorganization, including the number of New NHT Shares issued and outstanding and any New NHT Shares which are reserved and available for future issuance, including under any Old NHT Equity Plan.

(f) Consents and Approvals. The Company shall have delivered evidence that all consents set forth in Exhibit C attached hereto have been obtained.

(g) Termination of Advisory Agreement. The Company shall have delivered evidence of the termination, as of the date of Closing, of that certain Amended and Restated Advisory Agreement, dated as of March 29, 2019, by and among Old NHT, NHT Holdings and NexPoint Real Estate Advisors VI, L.P.

(h) Termination of Investor Rights Agreement. The Company shall have delivered evidence of the termination, as of the date of Closing, of that certain Investor Rights Agreement, dated as of March 29, 2019, by and among Old NHT and certain unitholders who are principals and affiliates of NexPoint Real Estate Advisors VI, L.P.

(i) Board Approval. The Company shall have delivered copies of resolutions of the Old NHT Board and New NHT Board approving this Agreement and the transactions contemplated herein, in form and substance reasonably satisfactory to NXDT.

(j) Reorganization. The Company shall have consummated the Reorganization and delivered evidence of the consummation of the Reorganization to NXDT in form and substance reasonably satisfactory to NXDT of the consummation of the Reorganization, including evidence of the Contributions, Redemptions and Liquidation.

(k) Joinder of New NHT. New NHT shall have signed such instruments as may be necessary to make New NHT a party to this Agreement.

Section 7.3 Conditions to Obligations of the Company, NHT Intermediary, NHT Holdings and NHT OP. The obligations of the Company to complete the Reorganization and the obligations of the Company, NHT Intermediary, NHT Holdings and NHT OP to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date:

(a) Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, each of the representations and warranties of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub contained in this Agreement shall be true and correct (determined without regard to any qualification by either of the terms “material,” or “NXDT Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a NXDT Material Adverse Effect, and (ii) the representations and warranties of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub contained in Section 5.1 (Organization and Qualification; Subsidiaries.) and Section 5.3 (Authority.) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date).

(b) Performance and Obligations of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub. Each of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date.

(c) Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a NXDT Material Adverse Effect.

(d) Closing Certificate. The Company shall have received a certificate signed on behalf of NXDT by an executive officer of NXDT (on NXDT’s behalf and without personal liability), dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) are satisfied.

Section 7.4 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to consummate the Mergers and the other transactions contemplated hereby.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, whether before or after the receipt of the Requisite Vote (except as otherwise provided below):

(a) by the mutual written consent of NXDT and the Company; or

(b) by either of the Company, on the one hand, or NXDT, on the other hand, by written notice to the other, if:

(i) any Governmental Entity of competent authority has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company, NHT Intermediary, NHT Holdings or the NHT OP, in the case of termination by the Company, or NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, in the case of termination by NXDT, to perform any of its obligations under this Agreement; or

(ii) the Mergers have not have been consummated on or before May 22, 2025 or such later date as may be agreed to in writing by the Parties (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) will not be available to the Company, if the Company, NHT Intermediary, NHT Holdings or NHT OP, or to NXDT, if NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub, as applicable, have breached in any material respect its obligations under this Agreement in any manner that have caused or resulted in the failure to consummate the Mergers on or before such date; or

(iii) the Company Merger were submitted to the Old NHT Unitholders at a duly held Unitholders’ Meeting or any adjournment or postponement thereof at which the Company Merger is voted upon and the Requisite Vote has not been obtained; provided that NXDT shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain the Requisite Vote is due to the failure of NXDT or an entity over which it has control or direction to vote in favor of the Mergers and the Reorganization; or

(c) by written notice from the Company to NXDT, if:

(i) prior to obtaining the Requisite Vote, the Old NHT Board effects an Adverse Recommendation Change in accordance with Section 6.6(d) in connection with a Superior Proposal and the Old NHT Board has approved, and, concurrently with the termination hereunder, the Company enters into a definitive agreement providing for the implementation of a Superior Proposal, but only if the Company is not then in breach of Section 6.6; provided that such termination will not be effective unless the Company has paid the Company Termination Fee in accordance with Section 8.3(b) or concurrently pays the Company Termination Fee in accordance with Section 8.3(b); or

(ii) NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.3(a) or Section 7.3(b) would be incapable of being satisfied by the Outside Date, provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) unless any such breach or failure to perform has not been cured within 20 days after written notice by the Company to NXDT informing NXDT of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(c)(i), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither the Company nor NHT OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(d) by written notice from NXDT to the Company, if:

(i) the Company, NHT Intermediary, NHT Holdings or NHT OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.2(a) or Section 7.2(b) would be incapable of being satisfied by the Outside Date, provided, however, that NXDT may not terminate this Agreement pursuant to this Section 8.1(d)(i) unless any such breach or failure to perform has not been cured within 20 days after written notice by NXDT to the Company informing the Company of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(d)(i) except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither NXDT, NXDT Intermediary, NXDT OP nor NXDT Merger Sub have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(ii) the Old NHT Board has effected an Adverse Recommendation Change, Old NHT enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.6) or Old NHT shall have breached or failed to perform its covenants and agreements set forth in Section 6.6.

Section 8.2 Effect of the Termination.

(a) In the event of termination of this Agreement by either the Company or NXDT as provided in Section 8.1, this Agreement will forthwith become void and there will be no liability or obligation on the part of NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub, the Company, NHT Intermediary, NHT Holdings or NHT OP or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (a) as provided in Section 6.2(b) and for this Section 8.2, Section 8.3 and Article IX, and (b) nothing in this Agreement (including Section 8.2, Section 8.3 or payment of the Company Termination Fee or NXDT Termination Amount thereunder) will relieve any Party from any liability for any fraud or any willful and intentional breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3 Fees and Expenses.

(a) Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b) In the event that this Agreement is terminated:

(i) by NXDT pursuant to Section 8.1(d)(ii),

(ii) by the Company pursuant to Section 8.1(c)(i), or

(iii) (A) by the Company or NXDT pursuant to Section 8.1(b)(ii) or by NXDT pursuant to Section 8.1(d)(i) and (B)(1) prior to such termination, a Company Acquisition Proposal has been received by the Company or its Representatives or any Person will have publicly proposed a Company Acquisition Proposal and (2) within 12 months after a termination referred to in this Section 8.3(b)(iii) the Company enters into a definitive agreement relating to, or consummates, any Company Acquisition Proposal (with, for purposes of this clause (2), the references to “20%” in the definition of “Company Acquisition Proposal” being deemed to be references to “50%”) then the Company shall pay or cause to be paid as directed by NXDT the Company Termination Fee by wire transfer of same day funds to an account designated by NXDT, (x) in the case of a payment pursuant to Section 8.3(b)(i), within two Business Days after the date of such termination by NXDT, (y) in the case of a payment pursuant to Section 8.3(b)(ii), prior to or concurrently with such termination by the Company and (z) in the case of a payment pursuant to Section 8.3(b)(iii), within two Business Days after the earlier of entry into a definitive agreement relating to the Company Acquisition Proposal referred to in clause (2) of Section 8.3(b)(iii), or the consummation of, such Company Acquisition Proposal. “Company Termination Fee” means $370,000.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), then NXDT shall, within five Business Days after the date of such termination, pay or cause to be paid to the Company, by wire transfer of same day funds to an account designated by the Company, an amount equal to $370,000 (the “NXDT Termination Amount”).

(d) The Company and NXDT agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that (i) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate NXDT, NXDT Intermediary and NXDT OP in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision and (ii) the NXDT Termination Amount is not a penalty, but rather is the amount that NXDT has agreed to pay the Company, upon the termination of this Agreement pursuant to NXDT’s breach or other failure to consummate the Mergers pursuant to Section 8.1(c)(ii), for release from its agreement and settlement of its obligation to consummate the Mergers in accordance herewith and compensates the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. Notwithstanding anything to the contrary herein, in the event that NXDT or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 8.3, and it prevails in such litigation, it will be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.3, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder up to $105,000 (the “Enforcement Expenses”). The Parties agree that in no event will (A) NXDT be required to pay the NXDT Termination Amount on more than one occasion or (B) the Company be required to pay the Company Termination Fee on more than one occasion.

(e) Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that the Company’s right to terminate this Agreement and to receive payment of the NXDT Termination Amount pursuant to Section 8.3(c) and, if applicable, the Enforcement Expenses shall constitute the sole and exclusive remedy of the Company, NHT Intermediary, NHT Holdings, NHT OP and any of their respective former, current or future general or limited partners, shareholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Company Related Parties”) against NXDT, NXDT Intermediary, NXDT OP, NXDT Merger Sub and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “NXDT Related Parties”) for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the NXDT Termination Amount and, if applicable, the Enforcement Expenses to the Company, none of the NXDT Related Parties shall have any further liability to any of the Company Related Parties relating to or arising out of this Agreement, or the transactions contemplated hereby and no Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement, in no event shall any of the NXDT Related Parties be subject to (and no Company Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the NXDT Termination Amount and, if applicable, the Enforcement Expenses, for any losses or other liabilities arising out of or in connection with breaches by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub of their representations, warranties, covenants and agreements contained in this Agreement. Notwithstanding the foregoing, this Section 8.3(e) will not limit the Company’s right to specific performance pursuant to the proviso to the last sentence of Section 9.7(a). While the Company may pursue both a grant of specific performance or other equitable relief under Section 9.7 and, following termination of this Agreement, the payment of the NXDT Termination Amount and, if applicable, the Enforcement Expenses under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the NXDT Termination Amount and, if applicable, the Enforcement Expenses) in connection with this Agreement or any termination of this Agreement.

(f) Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that NXDT’s right to terminate this Agreement and to receive payment of the Company Termination Fee pursuant to Section 8.3(c), and, if applicable, the Enforcement Expenses, shall constitute the sole and exclusive remedy of the NXDT Related Parties against the Company Related Parties for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the Company Termination Fee to NXDT, as applicable, and, if applicable, the Enforcement Expenses, none of the Company Related Parties shall have any further liability to any of the NXDT Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby and no NXDT Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement but subject to Section 9.7, in no event shall any of the Company Related Parties be subject to (and no NXDT Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Company Termination Fee, and, if applicable, the Enforcement Expenses for any losses or other liabilities arising out of or in connection with breaches by the Company, NHT Intermediary, NHT Holdings or NHT OP of their representations, warranties, covenants and agreements contained in this Agreement. While NXDT may pursue both a grant of specific performance or other equitable relief under Section 9.7 and, following termination of this Agreement, the payment of the Company Termination Fee, and, if applicable, the Enforcement Expenses under no circumstances shall NXDT be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Company Termination Fee, and, if applicable, the Enforcement Expenses) in connection with this Agreement or any termination of this Agreement.

(g) In the event that NXDT is obligated to pay the NXDT Termination Amount, the amount payable to the Company in any Tax year of the Company will not exceed the lesser of (i) the NXDT Termination Amount and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant Tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Company has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Company’s independent accountants, plus (B) in the event the Company receives either (1) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS as described below in this Section 8.3(g) or (2) an opinion from the Company’s outside counsel as described below in this Section 8.3(g), an amount equal to the excess of the NXDT Termination Amount, less the total amount paid under clause (A) above.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, will survive beyond the Company Merger Effective Time, except for those covenants and agreements contained in this Agreement and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time (including the covenants and agreements in Section 6.9 and this Article IX)

Section 9.2 Entire Agreement; Assignment.

(a) This Agreement (including the exhibits, schedules and other documents delivered pursuant to this Agreement) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties. Any assignment in violation of this Section 9.2(b) will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.3 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally or if sent by email of a .pdf attachment (provided, that any such email notice must contain the following “all caps” notation in the subject line “MERGER AGREEMENT OFFICIAL NOTICE”) and (b) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a) if to NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub:

NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Legal Department, Real Estate
Email: legal@nexpoint.com

with a copy (which will not constitute notice) to:

Winston & Strawn LLP
2121 N. Pearl Street
Suite 900
Dallas, Texas 75201
Attention: Charles T. Haag
Email: chaag@winston.com

(b) if to the Company or NHT OP:

NexPoint Hospitality Trust
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention: Legal Department, Real Estate
Email: legal@nexpoint.com

with a copy (which will not constitute notice) to:

Goodmans LLP
3400-333 Bay Street
Toronto, Ontario M5H 2S7
Attention: Bill Gorman

Email: bgorman@goodmans.ca

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 9.4 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby will be governed by and construed in accordance with the Laws of the State of Delaware, in each case without regard to its rules of conflict of laws.

(b) Each of the Parties hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Court of Chancery of the State of Delaware and/or any federal court within the State of Delaware (the “Chosen Courts”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and will be brought before, and determined by, only a Chosen Court with subject matter jurisdiction over such claim(s), action(s), suit(s) or proceeding(s), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it shall not (except for a suit on the judgment as expressly permitted by Section 9.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Chosen Court.

(c) Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.3, and nothing in this Section 9.4 will affect the right of any Party to serve legal process in any other manner permitted by Law.

(d) Each Party agrees that a final judgment in any claim, suit, action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING), OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(E).

Section 9.5 Parties In Interest.

(a) This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and, except as provided in Section 6.9, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third party beneficiaries under Section 6.9 will not arise unless and until the Company Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7 Specific Performance.

(a) The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if any of the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement (and, more specifically, that irreparable damage would occur if the Mergers were not consummated, including the Parties’ respective obligations to consummate the Mergers, on the terms and subject to the conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise in the Chosen Courts, and the Parties hereby waive any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right none of the Parties would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief sought by another Party is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.

(b) The Parties further agree (i) the seeking of remedies pursuant to Section 9.7(a) will not in any respect constitute a waiver by any Party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.3, and (ii) nothing set forth in this Agreement will require a Party to institute any proceeding for (or limit any of a Party’s right to institute any proceeding for) specific performance under this Section 9.7 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding by any Party seeking remedies pursuant to Section 9.7(a) or anything set forth in this Section 9.7 restrict or limit another Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub together for any losses, damages, costs or expenses of the Company, NHT Intermediary, NHT Holdings or NHT OP or their affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or otherwise in connection with this Agreement or the transactions contemplated hereunder shall be limited to an amount equal to the NXDT Termination Amount plus, if applicable, the Enforcement Expenses (the “NXDT Liability Limitation”), and in no event shall the Company, NHT Intermediary, NHT Holdings or NHT OP or any of their affiliates seek any amount in excess of the NXDT Liability Limitation in connection with this Agreement or the transactions contemplated hereby in respect of any other documents or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

(d) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company, NHT Intermediary, NHT Holdings and NHT OP together for any losses, damages, costs or expenses of NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or their affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by the Company, NHT Intermediary, NHT Holdings or NHT OP or otherwise in connection with this Agreement or the transactions contemplated hereunder shall be limited to an amount equal to the Company Termination Fee plus, if applicable, the Enforcement Expenses (the “Company Liability Limitation”), and in no event shall the NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub or any of their affiliates seek any amount in excess of the Company Liability Limitation in connection with this Agreement or the transactions contemplated hereby in respect of any other documents or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

Section 9.8 Amendment. This Agreement may be amended by action taken by the Company, NHT Intermediary, NHT Holdings, NHT OP, NXDT, NXDT Intermediary, NXDT OP and NXDT Merger Sub at any time before or after approval of the Mergers by the Requisite Vote but, after such approval, no amendment will be made which requires the approval of any such shareholders under applicable Law without obtaining such further approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the Parties.

Section 9.9 Extension; Waiver. At any time prior to the Closing Date, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breaches or inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document, certificate or writing delivered pursuant to this Agreement or (c) subject to Section 9.8, waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, NHT Intermediary, NHT Holdings, NHT OP, NXDT, NXDT Intermediary, NXDT OP or NXDT Merger Sub in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format will be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.11 Non-Recourse. Each Party agrees, on behalf of itself and its affiliates, that any suit, claim, action or proceeding (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement or any other transactions contemplated hereunder; (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement); (iii) any breach or violation of this Agreement; and (iv) any failure of the Mergers or any other transactions contemplated hereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, subject to the terms and conditions of this Agreement. Notwithstanding anything in this Agreement to the contrary, each Party agrees, on behalf of itself and its affiliates, that no recourse under this Agreement or in connection with the Mergers or any other transactions contemplated hereunder will be sought or had against any other Person, including any of its affiliates, and no other Person, including any of its affiliates, will have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (iv). For the avoidance of doubt, there shall be no liability under this Agreement of, nor any recourse under this Agreement to any trustee, manager, director, officer, unitholder, equityholder, employee or agent of the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NXDT INTERMEDIARY, LLC

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.

By: NexPoint Diversified Real Estate Trust OP GP, LLC, its general partner

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NXDT HOSPITALITY HOLDCO, LLC

By: NexPoint Diversified Real Estate Trust Operating Partnership, L.P., its managing member

By: NexPoint Diversified Real Estate Trust OP GP, LLC, its general partner

By: NexPoint Diversified Real Estate Trust, its managing member

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

NEXPOINT HOSPITALITY TRUST

By:	/s/ Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNTORY

NHT INTERMEDIARY, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

NHT HOLDINGS, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

NHT OPERATING PARTNERSHIP, LLC

By:	/s/Matt McGraner
	Name:	MATT MCGRANER
	Title:	AUTHORIZED SIGNATORY

[Signature Page to Agreement and Plan of Merger]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware law permits NXDT to include in its governing instruments a provision limiting any fiduciary and other duties of NXDT’s trustees and officers to NXDT’s shareholders and NXDT for money damages, as well as liabilities for breach of contract, provided that a governing instrument may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied covenant of good faith and fair dealing. Further, Delaware law provides that a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof; and an officer, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a trustee or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof. The NXDT Declaration contains a provision that eliminates the liability of NXDT’s trustees and officers.

Delaware law grants NXDT (subject to any limitations set forth in the governing instruments of NXDT) the power to indemnify and hold harmless a trustee or officer against any and all claims and demands whatsoever.

The NXDT Declaration obligates NXDT to indemnify any present or former trustee or officer (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while acting as a trustee or officer by reason of his or her having acted in any such capacity, except with respect to any matter as to which he or she shall not have acted in good faith in the reasonable belief that his or her action was in the best interest of NXDT or, in the case of any criminal proceeding, as to which he or she shall have had reasonable cause to believe that the conduct was unlawful. Subject to (a) the party seeking indemnification providing a written affirmation that he or she possesses a good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse NXDT unless it is subsequently determined that the party is entitled to such indemnification and a majority of the NXDT Board determines that the standards of conduct necessary for indemnification appear to have been met, and (b) at least one of the following conditions being met: (x) the indemnitee providing adequate security for the undertaking, (y) NXDT being insured against losses arising by reason of any lawful advances, or (z) a majority of a quorum of the NXDT Board not party to the action, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, concluding, based on a review of readily available facts, that there is substantial reason to believe that the party ultimately will be found entitled to indemnification-NXDT has agreed to make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought under the declaration of trust.

The NXDT Declaration also grants NXDT the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other persons providing services to NXDT or serving in any capacity at the request of NXDT to the full extent permitted by law, provided that such indemnification has been approved by a majority of the NXDT Board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling NXDT pursuant to the foregoing provisions, NXDT has been advised that in the opinion of the staff of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1*

Agreement and Plan of Merger, dated as of November 22, 2024, by and among NexPoint Diversified Real Estate Trust, NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NXDT Intermediary, LLC, NXDT Hospitality Holdco, LLC, NexPoint Hospitality Trust, NHT Intermediary, LLC, NHT Holdings, LLC and NHT Operating Partnership, LLC (incorporated by reference to Exhibit 10.1 to NXDT’s Current Report on Form 8-k filed with the SEC on September 26, 2024).

4.1*

Restated Certificate of Trust of NexPoint Diversified Real Estate Trust, effective July 1, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

4.2*

Declaration of Trust of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

4.3*	Bylaws of NexPoint Diversified Real Estate Trust, dated July 1, 2022 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

5.1	Opinion of Tuan Olona, LLP

23.1	Consent of KPMG LLP.

23.2	Consent of Cohen & Company, Ltd.

23.3	Consent of Tuan Olona, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page hereto).

107	Calculation of Filing Fee Tables.

*	Previously filed.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on December 31, 2024.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Dondero, Brian Mitts and Matt McGraner, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ James Dondero	Chairman of the Board and President	December 31, 2024
James Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Trustee, Chief Financial Officer,	December 31, 2024
Brian Mitts	Executive VP-Finance, Treasurer and Assistant Secretary
(Principal Financial Officer and
Principal Accounting Officer)

/s/ Edward Constantino	Trustee	December 31, 2024
Edward Constantino

/s/ Scott Kavanaugh	Trustee	December 31, 2024
Scott Kavanaugh

/s/ Arthur Laffer	Trustee	December 31, 2024
Arthur Laffer

/s/ Carol Swain	Trustee	December 31, 2024
Carol Swain

/s/ Catherine Wood	Trustee	December 31, 2024
Catherine Wood